Form 20-F
period 2001-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2002-06-28
CIK 1066113

As filed with the Securities and Exchange Commission June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 20-F

____________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

Commission file number: 001-14487

____________________

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Tele Norte Leste Holding Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

____________________

Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil
(Address of Principal Executive Offices)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Preferred Shares, without par value* American Depositary Shares, each representing 1,000 Preferred Shares	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

126,083,377,001 Common Shares, without par value

252,166,753,001 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

i

PRESENTATION OF INFORMATION

     We have prepared our financial statements for the years ended December 31, 1999, 2000 and 2001 in conformity with accounting principles referred to as Corporate Law Method, as required by the Comissão de Valores Mobiliários, the Brazilian Securities Commission, or “CVM”. Financial Statements for prior years were prepared in conformity with Brazilian GAAP. The Corporate Law Method and Brazilian GAAP when applied to us differs in certain important respects from U.S. GAAP. See “Item 3. Key Information — Selected Financial Data — Corporate Law Method and U.S. GAAP”, “Item 5. Operating and Financial Review and Prospects — Presentation of Information” and Note 29 to the Consolidated Financial Statements for a summary of the differences between the Corporate Law Method and U.S. GAAP, Notes 30 and 31 for a reconciliation to U.S. GAAP of net income for the years ended December 31, 1999, 2000 and 2001, and shareholders’ equity as of December 31, 2000 and 2001 and Notes 32 through 34 for presentations of results of operations and changes in shareholders’ equity prepared in accordance with, and other disclosures required by, U.S. GAAP.

     This annual report is presented in reais. On June 26, 2002, the commercial selling rate for reais was 2.8584 to U.S.$1.00.

     In this annual report, except where otherwise specified, “TNL”, the “Company,” “we”, “us” and “our” refer to Tele Norte Leste Participações S.A. and its consolidated subsidiaries. References to “affiliated companies” are to companies in which TNL has a minority investment, and exclude controlled affiliates that are consolidated for financial reporting purposes. References to “U.S. dollars,” “U.S.$,” “US$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil.

     Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

     References in this annual report to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively, of TNL. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

     Certain terms are defined the first time they are used in this annual report. Technical terms are defined in the Technical Glossary that begins on page 99.

ii

FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report are identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “estimate”, and “potential”, among others. These statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to, among other things,

•	the short history of our operations as an independent, private-sector entity;

•	the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the performance of the Brazilian economy generally;

•	the levels of exchange rates between Brazilian and foreign currencies;

•	the Brazilian Government’s telecommunications policy, and;

•	the receipt of certain authorizations, certifications and licenses from Agência Nacional de Telecomunicações-Anatel, the Brazilian telecommunications regulatory body.

     Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     Selected Financial Data

     The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements for the three years ended December 31, 2001 have been audited by PricewaterhouseCoopers Auditores Independentes, and their report on the Consolidated Financial Statements appears elsewhere in this Annual Report. The selected financial information presented for the year 1997 was derived from unaudited financial statements.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

     Corporate Law Method and U.S. GAAP

     The Consolidated Financial Statements have been prepared in accordance with the accounting principles established under Brazilian Corporate Law (the “Corporate Law Method”), which differs in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 29 to the Consolidated Financial Statements for a summary of the differences between the Corporate Law Method and U.S. GAAP, Notes 30 and 31 for a reconciliation to U.S. GAAP of net income for the years ended December 31, 1999, 2000 and 2001, and shareholders’ equity as of December 31, 2000 and 2001 and Notes 32 through 34 for presentations of results of operations and changes in shareholders’ equity prepared in accordance with, and other disclosures required by, U.S. GAAP.

     Accounting Consequences of the Breakup of Telebrás

     Our formation and the transfer of assets and liabilities from our subsidiaries, which were later merged to form Telemar Norte Leste S.A., our Fixed-Line Subsidiary, to companies that were spun-off from our fixed-line business, also referred to as the Spun-Off Companies, have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. As of December 31, 1997, and for the year ended December 31, 1997, the fixed-line telecommunications businesses of the Fixed-Line Subsidiary are presented as continuing operations and the cellular telecommunications businesses of the Fixed-Line Subsidiary are presented as discontinued operations.

     The assets and liabilities of the cellular telecommunications business of the Fixed-Line Subsidiary are presented as net assets of discontinued operations and were transferred to the Spun-off Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Spun-off Companies. For revenues and cost of services, separate records were maintained historically for the cellular telecommunications businesses of the Fixed-Line Subsidiary, so actual amounts were allocated to the Spun-off Companies. Costs other than cost of services were allocated between the Fixed-Line Subsidiary and the Spun-off Companies. Through December 31, 1997, cash and certain non-specific debt relating to the cellular telecommunications businesses of the Fixed-Line Subsidiary could not be segregated. Consequently, the corresponding amounts of income and expense are recorded as unallocated interest income/expense, and income tax expense is presented after income from discontinued operations.

As a result, neither the Consolidated Financial Statements nor the table below is necessarily indicative of what the financial condition or results of our operations would have been if the Spun-off Companies had been separate legal entities before 1998.

     On May 22, 1998 following a general shareholders’ meeting, Telecomunicacoes Brasileiras S.A. or “Telebrás” was restructured to form twelve New Holding Companies. TNL is one of the New Holding Companies. The shareholders established the shareholders’ equity of each New Holding Company which was formed as a result of the breakup of Telebrás, and allocated to each a portion of the retained earnings of Telebrás. Telebrás kept sufficient retained earnings from which to pay certain dividends and other amounts. The balance of Telebrás’ retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The retained earnings allocated to us resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of the Fixed-Line Subsidiary. The amount of distributable retained earnings of TNL includes retained earnings allocated to TNL in the breakup of Telebrás.

     Effects of Down-stream Merger

     In November 1999 our management approved and implemented a restructuring plan that resulted in the transfer to TNL of a share premium (the “Premium”) in the amount of R$2,464.8 million paid by Telemar Participações S.A. (“Telemar”) in connection with the acquisition of shares representing control of TNL. For a description of the Premium see Note 1a (iii) to the Consolidated Financial Statements. As of December 31, 1999, we had recorded goodwill on TNL’s balance sheet as permanent assets to be amortized over 5 years and as a Premium reserve under shareholders’ equity.

     In March 2001, the CVM issued a new rule amending the way we could account for the Premium. The new rule required us to write-down the Premium to the amount of the future tax benefit expected to be generated by the amortization of such Premium, retroactively to January 1, 2000. As a result, we reduced the amount of the Premium, as of January 1, 2000, by R$1,599.6 million, and the resulting amount of R$824.1 million was reclassified on the consolidated balance sheet as current and non-current recoverable taxes. At the same time, the Premium reserve under shareholders’ equity was also reduced by R$1,599.6 million to R$824.1 million. In addition, we reversed R$325.4 million of amortization that had been recorded during 2000 in connection with the portion of the Premium that was written down on January 1, 2000. In 2001, we registered R$493.0 million related to amortization of premium and R$325.4 million regarding to amortization of provision for premium reduction.

     For more complete information about the corporate restructuring and the effects of the amortization of the Premium, see “Item 4. Information on the Company — Corporate Restructuring Plan”, “Item 5. Operating and Financial Review and Prospects — Down-stream Merger” and “ — Results of Operations for 1999, 2000 and 2001 — Operating Expenses — Other Net Operating Income (Expense)” and Note 1(a) to the Consolidated Financial Statements.

Effects of Corporate Reorganization

     Up to August 2001 we provided fixed-line telecommunication services through 16 fixed-line subsidiaries, one in each state in the region in which we are authorized to provide fixed-line telecommunication services (“Region”). In August, 2001, our 16 operating fixed-line subsidiaries were reorganized through the merger of 15 fixed-line subsidiaries into TELERJ — Telecomunicações do Rio de Janeiro S.A., the surviving fixed-line subsidiary. The corporate name of TELERJ, the surviving fixed-line subsidiary, was changed to Telemar Norte Leste S.A., our Fixed-Line Subsidiary.

     The purpose of the merger was to simplify our operations by consolidating them into one single company and, therefore (i) increase our productivity and efficiency of the services provided; (ii) obtain higher synergies among our operations; (iii) reduce our operating costs and tax burdens associated with inter-company transactions; (iv) enhance efficiency and the capacity of our subsidiaries to obtain funding and (v) increase the value and liquidity of the shares for our shareholders.

     In the merger, shareholders of the 15 fixed-line subsidiaries received common shares of TELERJ, in exchange for common shares held by them. Holders of preferred shares of those subsidiaries received preferred shares Class “A” of TELERJ. The exchange ratios were established according to the economic values of each subsidiary, calculated on a stand-alone basis. The total payment made to the dissenting shareholders of these subsidiaries, who exercised their redemption rights, amounted to R$185.9 million. The valuation of the subsidiaries’ assets was based on the subsidiaries’ net book values derived from the balance sheets of March 31, 2001.

     Following the merger, and beginning in September, 2001, only the shares of Telemar Norte Leste S.A. are traded on the BOVESPA (the São Paulo Stock Exchange). The new shares started trading on the BOVESPA with the trade name of Telemar NL, under the symbol TMAR 3 (common shares), TMAR 5 (preferred shares class A) and TMAR 6 (preferred shares class B). There was no change of trade name (Telemar) or ticker symbol for Tele Norte Leste’s shares on the BOVESPA (TNLP3 and TNL P4) or on the New York Stock Exchange (TNE). In addition to the above described consequences, all the assets, rights and liabilities or our 15 fixed-line subsidiaries were transferred to TELERJ which had its capital stock increase from R$3,816 million to R$7,088.1 million. The reorganization, defined as “Incorporação” in the Brazilian Law, was implemented in accordance to the Brazilian Corporate Law and the Brazilian Securities Law.

     The PCS Subsidiary

     On November 22, 2000 we established a wholly-owned subsidiary under the name TNL PCS S.A., our PCS Subsidiary, to participate in the public bid for a license to provide wireless telecommunication services in the region utilizing a frequency band referred to as “Band D.” PCS Subsidiary was the successful bidder and on March 12, 2001 PCS Subsidiary signed the corresponding agreement of authorization with Anatel and agreed to pay approximately R$1.1 billion in exchange for the license. Under the terms of the license, the PCS Subsidiary can start providing wireless telecommunication services in the Region once Anatel certifies that our Fixed-Line Subsidiary has met its network expansion targets for 2003. On June 19, 2002, Agencia Nacional de Telecomunicações (“Anatel”) issued such certification and authorized our PCS Subsidiary to begin providing wireless telecommunication services.

Selected Financial Information

	Year ended December 31,

	1997	1998	1999	2000	2001

	(thousands of reais, except per share data)
Income Statement Data:
Corporate Law Method
Net operating revenue	4,836,682	5,158,417	6,222,305	8,126,990	10,103,066
Cost of services	(2,407,588)	(3,008,628)	(4,527,392)	(5,294,442)	(6,806,635)

Gross profit	2,429,094	2,149,789	1,694,913	2,832,548	3,296,431
Operating expenses	(1,154,166)	(1,880,837)	(1,597,021)	(1,602,872)	(2,765,012)

Operating income from continuing operations before interest	1,274,928	268,952	97,892	1,229,676	531,419
Interest income	191,476	162,323	213,117	330,382	840,791
Interest expensed(1)	(331,638)	(151,863)	(255,446)	(369,850)	(1,166,296)

Operating income from operations	1,134,766	279,412	55,563	1,190,208	205,914
Net non-operating income (expense)	(46,765)	(196,356)	(43,508)	15,884	(2,120)
Employees’ profit share	(60,340)	(10,844)	(26,767)	(64,831)	(28,410)

Income (loss) from continuing operations before unallocated interest, extraordinary items and taxes and minority interests	1,027,661	72,212	(14,712)	1,141,261	175,384
Income from discontinued cellular operations before unallocated interest, taxes and minority interests	725,744	—	—	—	—
Unallocated interest income	116,439	—	—	—	—
Unallocated interest expense	(118,270)	—	—	—	—

Income (loss) before taxes and minority interest	1,751,574	72,212	(14,712)	1,141,261	175,384
Income tax and social contribution	(437,158)	27,307	68,719	(174,638)	21,679
Minority interests	(275,243)	76,646	41,679	(257,216)	(56,685)

Net income	1,039,173	176,165	95,686	709,407	140,378

Net income per thousand shares (in reais)	—	0.53	0.29	1.92	0.38
Dividends per thousand Preferred Shares (in reais)(2)	—	0.67	0.67	0.67	0.81
Dividends per thousand Common Shares (in reais)(2)	—	0.67	0.67	0.67	0.81
Shares outstanding at the balance sheet date
(in thousands)	—	334,399,028	334,399,028	369,752,180	369,469,693
U.S. GAAP
Income (loss) from continuing operations before unallocated interest income (expenses), taxes and minority interests	1,231,777	161,358	(199,829)	1,588,676	(390,515)
Income from discontinued operations before unallocated interest, taxes and minority interests	817,998	—	—	—	—
Net income (loss)	1,232,264	101,566	31,633	962,378	(90,055)

Net income (loss) applicable to each class of shares:
Preferred	754,397	38,298	19,905	633,840	(60,734)
Common	477,867	63,268	11,728	328,538	(29,321)
Net income (loss)	1,232,264	101,566	31,633	962,378	(90,055)

Net income (loss) per thousand shares:
Common shares — Basic	3.84	0.31	0.09	2.71	(0.24)
Common shares — Diluted	3.65	0.31	0.09	2.64	(0.24)
Preferred shares — Basic	3.84	0.31	0.09	2.71	(0.24)
Preferred shares — Diluted	3.65	0.31	0.09	2.64	(0.24)

	Year ended December 31,

	1997	1998	1999	2000	2001

	(thousands of reais, except per share data)
Weighted average shares outstanding:
Common shares — Basic	124,351,903	124,369,031	123,543,506	121,768,289	120,154,738
Common shares — Diluted	124,351,903	124,369,031	123,543,506	121,768,289	120,154,738
Preferred shares — Basic	196,311,647	205,457,214	209,689,764	239,924,679	248,880,409
Preferred shares — Diluted	196,311,647	205,457,214	209,689,764	234,959,538	249,815,220

(1)	For 1997 and 1998, interest expense allocable to continuing operations.

(2)	For years prior to 1997, unallocated interest income and expense represent interest income and expense that could not be allocated between continuing and discontinued operations.

	December 31,

	1997	1998	1999	2000	2001

	(thousands of reais, except per share data)
Balance Sheet Data:
Corporate Law Method
Property and equipment, net	11,622,864	12,646,670	12,031,044	12,199,500	18,125,396
Total assets	13,135,810	14,748,894	18,054,023	19,471,641	26,766,016
Share capital and capital reserves	—	3,741,151	6,217,038	5,004,472	5,013,507
Divisional equity	10,922,998	—	—	—	—
Shareholders’ equity(1)	—	9,214,013	11,470,183	10,331,447	10,023,273

U.S. GAAP
Property, plant and equipment, net	13,159,191	13,997,602	13,119,250	13,242,583	18,780,071
Total assets	16,663,401	16,350,868	17,702,003	20,561,614	27,006,952
Share capital and additional paid in capital	—	3,907,851	4,721,231	5,121,988	5,290,391
Divisional equity	9,857,300	—	—	—	—
Shareholders’ equity(1)	—	9,710,849	10,302,577	10,977,169	10,503,092

(1)	Includes dividends and interest on capital, which is an alternative method under the Corporate Law Method to distribute dividends to shareholders. See “Item 10. Additional Information — Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital.”

Exchange Rates

     TNL, the holding company, will pay any cash dividends and make any other cash distributions with respect to Preferred (and Common) Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — Foreign Exchange and Interest rate Exposure.”

     There are two principal foreign exchange markets in Brazil:

•	the “Commercial rate exchange market”, and

•	the “Floating rate exchange market”.

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by the Brazilian Central Bank (“Central Bank”) intervention. In 1999, the Central Bank unified the exchange positions of the Brazilian banks in the floating rate exchange market and commercial exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that the rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

     From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per US$1.00 on March 3, 1999. Since then, the real/U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Risk Factors — Risks Relating to Brazil.”

     The following table sets forth the noon buying rate expressed in Reais per U.S. dollar for the periods indicated.

		Average for
Period	Period-end	Period		High	Low

1997	1.1165	1.0805	(1)	1.1166	1.0394
1998	1.2085	1.1640	(1)	1.2090	1.1160
1999	1.8090	1.8640	(1)	2.2000	1.2074
2000	1.9510	1.8350	(1)	1.9840	1.7230
2001	2.3120	2.3530	(1)	2.7880	1.9380
December, 2001	2.3120	2.3635		2.4630	2.2890
January, 2002	2.4090	2.3799		2.4440	2.2930
February, 2002	2.3610	2.4242		2.4656	2.3610
March, 2002	2.3260	2.3450		2.3650	2.3250
April, 2002	2.3600	2.3227		2.3750	2.2730
May, 2002	2.5220	2.4753		2.5380	2.3610

(1)	Average of the rates on the last day of each month in the period. Source: Federal Reserve Bank of New York.

     At June 26, 2002 the noon buying rate was R$2.8570 to US$1.00.

Risk Factors

     You should carefully consider the following factors in addition to the other information presented in this annual report.

Risks Relating to Brazil

     The Brazilian economic and political environment has been unstable at times in the past. Any future economic or political instability may adversely affect our results of operations and the value of our securities.

     Brazilian political and economic conditions have a direct impact on our business and the market price of our securities. Brazil has had periods of economic and political instability that have negatively affected the business, results of operations and financial condition of Brazilian companies and the value of Brazilian securities. These include:

•	restrictions for six months in 1989 and 1990 on the conversion of Brazilian currency to foreign currencies and on the remittance of payments to foreign investors;

•	a period of hyper-inflation from the mid-1980s through June 1994, reaching a peak, annualized rate of approximately 2,700% during 1994;

•	frequent changes in currency, including the introduction of six different currencies from 1986 through 1994;

•	the resignation of a President in 1992 due to charges of corruption that nearly led to his impeachment;

•	public threats by two state governors in 1999 to default on state indebtedness;

•	opposition by various political parties to free-market and privatization reforms enacted over the past eight years;

•	frequent changes in tax rates and tax policy; and

•	a volatile exchange-rate environment.

     If any events similar to these were to continue or recur in the future, they could adversely affect our business, our results of operations, our financial condition, and the market price of our securities.

     Brazilian monetary policy in recent years has resulted in unstable exchange rates and interest rates. In particular, the government has allowed the real to devalue and has managed interest policy in an effort to achieve stable rates of inflation and stable growth rates. Future currency devaluations and future fluctuations in exchange rates could adversely affect the economic environment in Brazil and our business. Any such conditions could also increase our borrowing costs.

     Brazil faces national elections in October 2002, including elections for a new president. Regardless of the outcome of the elections, it is possible that there will continue to be moments of political and economic instability in the years ahead that may have a negative impact on our results of operations and the value of our securities.

     The Brazilian government intends to enact a tax reform bill, principally designed to reduce the public deficit by making the Brazilian tax framework more efficient and by reducing the tax burden on industry. However, we do not expect that the final tax reform bill will be submitted to the Brazilian

Congress for approval in 2002. While the exact results of the tax reform bill, if enacted, are still uncertain, the amount of taxes we pay may increase.

     Developments in other countries may affect the market price of Brazilian securities. These developments could also make it more difficult or expensive for us to obtain additional financing.

     The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging-market countries. Although economic conditions differ in each country, investors’ reactions to developments in one country may affect the value of securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the Asian economic crisis of 1997-1998, the 1998 Russian debt moratorium and devaluation of the Russian currency have triggered volatility in the securities markets of Brazil and other emerging-market countries. During the second half of 2001, volatility in the Brazilian securities markets appeared to be exacerbated by threats of terrorism in the United States, together with a recession in the U.S. Currently, Argentina is in the midst of an economic and political crisis following the abrupt devaluation of its currency in January 2002, its refusal to service its public debt and its granting protections to private companies that fail to meet their obligations. Argentina has historically been one of Brazil’s largest trading partners. In addition, the Argentine crisis may affect the perception of risk in Brazil by foreign investors.

     Our ability to obtain additional financing on acceptable terms or at all and the market value of our securities may be adversely affected by these or other events outside of Brazil.

     Brazil has recently experienced an energy crisis. Such a crisis, were it to reoccur, could result in cost increases or a decrease in demand for our services.

     Brazil has recently experienced a crisis in the electric-energy sector due to the combination of under-construction of new generation facilities, over dependence on hydroelectric generation and lack of rainfall. As a result, Brazilian industrial, commercial and residential customers in certain regions experienced energy rationing from June 2001 to March 2002, which negatively affected economic growth for the country as a whole in 2001. Under this energy rationing program we were required to reduce our energy consumption. While energy rationing has ended, electricity tariffs have been raised to compensate electricity utilities for these losses during the crisis. We continue to rely on outside sources of electric energy to provide telecommunication services. Should it reoccur, future electricity rationing could adversely affect our principal activities because of shortages or price increases and, therefore, negatively impact our business, results of operations and financial condition.

Risks Relating To Our Business

     Recent events related to the telecommunication industry may adversely affect our operations and financial results.

     Recent events relating to WorldCom may have significant repercussions on the telecommunication services industry which may in turn have an adverse impact on our business. These events may have a negative impact on the price of our securities and could make it difficult or expensive for telecommunication service providers such as TNL to obtain additional financing. In the past we have relied on loans, credit facilities and vendor financing arrangements to finance various expansion projects. See “Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our inability to obtain additional financing may force us to reduce our capital expenditure which could adversely affect our operations and financial results.

     The telecommunication industry may not continue to grow or may grow at a slower rate.

     We derive most of our revenue from fixed-line telecommunication services. As a result, we depend on continued development and growth of the market for fixed-line telecommunication services in Brazil. Our ability to increase our business depends in part on continued economic development in Brazil. We plan on offering wireless telecommunication services in 2002, by means of our PCS Subsidiary. In March 2001 we acquired a license to provide wireless services at a cost of R$1.1 billion the last installment of which, R$610 million, was paid in February, 2002. In 2001 we built our wireless network at a capital cost of approximately R$1.2 billion. However, our ability to build and grow our wireless subscriber base and revenues from wireless services depends on the continued development and growth of the wireless communications industry in Brazil. Continued growth of the wireless communications market depends on many factors beyond our control, including the continued introduction of new and enhanced wireless devices and services as well as consumer preferences. Further, any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for fixed-line and wireless services may harm our business and revenues.

     The Brazilian telecommunications industry is competitive. Competition may lead to a reduction in revenues and an increase in the capital expenditure requirements.

     The Brazilian government continues to open the telecommunication market to new competitors. In 2000, Vesper S.A. began offering local and intra-regional fixed-line services in the region in which we are authorized to provide telecommunication services, our Region. We currently have two other competitors in the market for intra-regional long distance services. If we begin offering inter-regional and international long distance services, we will be in competition with at least two other established companies, Embratel and Intelig. In 2002, other companies may be authorized to provide local and long distance services. Such competition for local and long distance customers may require us to increase our marketing expenditures or reduce our rates, leading to a reduction in our profitability.

     In the market for wireless telecommunication services we will compete with other wireless telecommunication services providers in the Region as we seek to attract new customers. We will be the third wireless service provider in each of the areas in which our Region is divided for purposes of wireless services. Our competitors will be Telefonica Celular and ATL in Rio de Janeiro and Espirito Santo, Telemig Celular and Maxitel in Minas Gerais, Tele Leste Celular and Maxitel in Bahia and Sergipe, Tele Nordeste Celular and BSE (Bell South) in other six northeastern states and Tele Norte Celular and Norte Brasil Telecom in the remaining 5 northern states in our Region. Tim Brasil (Telecom Italia Mobile), which already controls Maxitel, will also start offering wireless services in the same other areas where we will offer our services. In the future, the Brazilian Government may award additional wireless telecommunications licenses, which would further increase competition. Competition for wireless communication customers may require us to increase our marketing expenses or provide services at rates, which may be lower than those at which we currently expect to provide such services. These and other factors could affect our business, results of operation and financial condition.

     Competition in data transmission services is not subject to regulatory restriction. The market is open to a great number of competitors. Increasing competition in data services may lead to rate reductions in this segment, also affecting the revenues we generate in this business.

     We are dependent on other telecommunication services providers. We may not be able to enter into favorable interconnection agreements.

     In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunication service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other’s network are either regulated by

Anatel or negotiated between the network operators. Anatel currently regulates interconnection rates. Anatel has stated that it plans to allow fixed-line and wireless networks to freely negotiate interconnection rates and may in the future allow two fixed-line operators to freely negotiate interconnection rates. If our Fixed-Line Subsidiary or our PCS subsidiary is not able to negotiate favorable interconnection agreements in the future, our operating and financial results may be adversely impacted.

     Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in our concession may adversely impact our business.

     Our industry is highly regulated by Anatel. Anatel regulates our tariffs, quality of service, and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.

     We have been granted a concession to operate fixed-line telecommunication services in our Region. Our concession terminates on December 31, 2005. We can renew our concession if we agree to the license fees described in our concession and agree to service standards to be published by Anatel in 2002. See “Item 4. Information on the Company — Regulation of the Brazilian Telecommunication Industry”. If the service standards are onerous or if we believe that we may not be able to meet the service standards, we may decide to not renew our concession. In addition, Anatel may terminate our concession upon the occurrence of an extraordinary situation in which the public interest is in jeopardy and certain other events described in our concession. In the event that our concession is terminated, we can no longer provide fixed-line telecommunication services and Anatel would have the right to occupy our properties and use our employees to provide such services. If our concession is terminated or revoked, our business, results of operations and financial condition will be adversely affected. For a discussion of our concession and other regulations that apply to us, see “Item 4. Information on the Company — Regulation of the Brazilian Telecommunication Industry”.

     Our concession requires us to meet certain network expansion and quality of service obligations in each of the states in our Region. We are facing some difficulty fulfilling some of the quality of service obligations in the states of Rio de Janeiro, Bahia, Pernambuco, Ceará, Pará, Maranhão, Sergipe, Roraima and Amapá. In the event of non-compliance with the Anatel targets in any one of the states, Anatel can establish a date for the regularization of the services, impose penalties, and, in extreme situations, terminate our concession for the non-complying state. See “Item 4. Information on the Company — Regulation of the Brazilian Telecommunications Industry”.

     Our concession provides that we can begin offering inter-regional and international long distance services in our Region if we meet our network expansion targets for 2003 ahead of schedule. Further, under the terms of the authorization that we received from Anatel to provide wireless services in the Region, we can begin offering such services to our subscribers once we meet the 2003 network expansion targets as of the end of 2001. Anatel has certified that we have met our 2003 targets and has authorized our PCS Subsidiary to begin providing wireless telecommunication services. We are currently awaiting Anatel’s authorization to begin providing inter-regional and international long-distance services. Any significant delays in receiving such authorization will delay our ability to provide inter-regional and international long-distance services and may impact our business, results of operations and financial condition.

     Our concession established the initial maximum tariffs which we could charge for various fixed-line telecommunication services. These maximum rates are readjusted annually in accordance with a formula established in the concession that takes into account inflation and productivity gains. The last readjustment of rates took effect on February 1, 2002, with respect to fixed-mobile service and we have filed a new request for rate adjustments in June 2002 for local, long distance and network usage services. There can be no assurances that Anatel will grant the level of readjustment that we request. A denial of such adjustment or an adjustment that is lesser in magnitude than requested could adversely affect our results of operations.

     We are subject to legal and administrative proceedings with regard to regulation of the Brazilian Telecommunications Industry.

     Embratel and Intelig, the providers of long distance services have filed legal and administrative complaints against regional fixed-line service providers, including our Fixed-Line Subsidiary. Embratel and Intelig claim that the regional fixed-line service providers manipulated the market by abusing their dominant market position. They seek a suspension of any new authorizations that may be granted to such regional fixed-line service providers. While their request for a preliminary injunction has been denied by Anatel and the Brazilian Antitrust Regulatory Agency (CADE), we have not received a final decision in these legal and administrative proceedings. If Embratel and Intelig are successful in these proceedings, Anatel may suspend new authorizations to regional fixed-line subsidiaries. In June 2002, Anatel certified that we have met our 2003 targets and we are awaiting an authorization from Anatel to provide inter-regional and international long-distance services. If we do not receive such authorization as a result of the administrative and legal proceedings brought by Embratel and Intelig, the results of our operations may be adversely impacted. See “Item 8. Financial Information — Legal Proceedings — Tax and Administrative Proceedings”.

     We are controlled by one major shareholder, Telemar Participações S.A. Telemar has had and is expected to continue to have a significant influence on our success.

     As of June 10, 2002 Telemar owns 53.0 per cent of our outstanding common stock. Through its ownership of our stock, Telemar controls our Board of Directors and influences our business strategy. Further, we have entered into a management services agreement with Telemar which requires the Fixed-Line Subsidiary to pay them a fee in exchange for certain management services that they provide. For the year 2001, we paid them a management fee of R$50.7 million. For a description of the management services agreement see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Telemar Management Services Agreement”.

     The telecommunications industry is subject to rapid and constant changes in technology. Our ability to remain competitive depends on our ability to implement new technology.

     The telecommunications industry is subject to rapid and constant changes in technology. Such rapid changes in technology may render our equipment, services and technology inefficient, uncompetitive or obsolete. There can be no assurance that we will be able to remain competitive by adopting, in a timely fashion, such new technologies as they are developed.

     We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

     At December 31, 2001, we had a total debt of R$8.9 billion and a ratio of debt to equity of 0.89.

     Our existing level of indebtedness and the requirements and limitations imposed by our debt covenants could have important adverse consequences, including:

•	reducing our ability to satisfy our obligations with respect to our debt obligations;

•	requiring us to divert a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limiting our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditure or other requirements;

•	limiting our flexibility in reacting to and planning for changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to some of our competitors;

•	limiting our ability to make investments; and

•	limiting our ability to merge, consolidate or dispose of assets.

     If our growth in revenues slows or declines in significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

     We are subject to delays and delinquency on accounts receivable and to legal and administrative claims.

     In 2001, we recorded provisions for doubtful accounts and write-offs of accounts receivable in the amount of R$925.6 million, primarily due to subscribers’ delinquency. Strict regulation from Anatel prevents us from implementing certain policies to restrain delinquency, such as restrictions based on credit record and offers of customized services.

     If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results.

     We are subject to several legal and administrative proceedings. Based on advice from our external legal consultants we classify our risk of loss from such proceedings as “probable”, “possible” and “remote”. We make provisions for probable claims but do not make provisions for possible and remote claims. We have currently provisioned R$1,500.0 million for probable claims. The possible and remote claims amount to R$ 887.0 million and R$1,057.7 million respectively. If our liability from such claims exceed the provisioned amount, our financial condition may be adversely impacted. See “Item 8. — Financial Information — Legal Proceedings”.

Item 4. Information on the Company

Overview

     We are the largest provider of fixed-line telecommunication services in South America, which we market under our Telemar brand name. We have concessions from the Brazilian Government to provide fixed-line telecommunication services in the Region, which consists of sixteen states including the state of Rio de Janeiro. The Region covers approximately 64% of the country, has a population of 93 million and produces approximately 40% of the country’s GDP. We have approximately 18 million lines installed, of which 97% have been digitized, and a fiber optic cable network of over 31,500 kilometers. In 2001 we acquired a license to provide wireless telecommunication services in the Region on the GSM platform. See “— Expansion to Wireless Telecommunication Services Market.”

     At December 31, 2001, we had 14.8 million lines in service.

     Tele Norte Leste Participações S.A, or TNL, is a corporation (sociedade anônima) incorporated in May 1998 and organized under the laws of Brazil. TNL’s headquarters are located at Rua Humberto de Campos, 425/8° andar — Leblon, 22430-190, Rio de Janeiro, RJ, Brazil, its telephone number is +(55 21) 3131-1314 and its fax number is +(55 21) 3131-1155. Our agent in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware.

Our Strategy

     We seek to be the largest, integrated fixed-line and wireless telecommunication services provider in South America by providing our corporate and residential customers with the highest quality local, long-distance, wireless and data services. Key elements of this strategy include the following:

     Expansion to Inter-Regional and International Long Distance Services Market

     One of our most important strategies was to achieve early compliance with our universal access and expansion targets for the year 2003. Our concessions from the Brazilian Government provides that if we meet the network expansion and universal service targets of December 31, 2003 by December 31, 2001, then we will be entitled to receive authorization to offer any sort of telecommunication services beginning in 2002, including inter-regional and international long-distance service. Other public regime companies are also subject to similar network expansion targets. During 2001, we installed over 5.3 million lines at a capital cost of approximately R$8 billion. We have already received certification of our compliance with the 2003 targets by Anatel. We are currently awaiting Anatel’s authorization to start offering inter-regional and international long-distance services and expand our presence in the data transmission corporate market outside of our current region. We expect to receive such authorization in the second half of 2002.

     Expansion to Wireless Telecommunication Services Market

     In 2001 we acquired a license, for approximately R$1.1 billion, to provide wireless telecommunication services in the Region on the GSM platform. In 2001 and the first quarter of 2002 we installed our wireless telecommunication network to enable coverage in 200 cities in 10 states covering approximately 60% of the Region at a capital cost of approximately R$1.3 billion. Our license provides that we can begin offering wireless services after Anatel certifies that we have met the 2003 fixed-line network expansion targets. We are currently concluding the necessary agreements to start offering wireless services under our Oi brand name. We believe that by exploiting the synergies between the fixed-line and wireless telecommunication services markets and reducing costs by sharing facilities we can increase profitability. Further, we believe that our superior technology, compared to other wireless operators, and the lower cost of GSM handsets give us a competitive advantage. We believe that the offer of wireless services in the same region where we operate the fixed-line business is strategic to protect our existing fixed-line market with regard to the increasing competition as of 2002.

     Expansion to New Corporate Markets

     We intend to expand our corporate voice and data transmission offerings and seek leadership of the corporate telecommunication business. The most important agent of this strategy is the Telemar Corporate Division, a division of our Fixed-Line Subsidiary, which is responsible for providing corporate data communication services (based on technologies such as IP, Frame-Relay, ATM, and the like). We created the following subsidiaries of TNL to provide additional services to corporate customers:

•	HiCorp, addressed to outsourcing of network and telecommunications systems;

•	TNext, an Internet data center company;

•	Contax, a contact and call center company that provides complete solutions to company-consumer relationship issues; and

•	TNL.Acesso, Internet service company, which provides Internet access services to the business market (retail and wholesale).

     Cost Reduction

     Cost reduction is also a significant part of our strategy. In this respect, several steps were taken:

•	corporate reorganization of our Fixed-Line Subsidiary;

•	deployment of our long distance network, with gross saving of R$60 million per year;

•	creation of the Shared Service Center, or CSC, which centralizes administrative and financial tasks such as accounting, human resources and supply management;

•	centralization of our network management center;

•	process standardization and implementation of SAP/R3 and PeopleSoft software throughout our Company;

•	outsourcing of network maintenance services;

•	reduction in the number of call centers and data processing centers; and

•	implementation of new billing and customer relationship management systems.

     Increasing Revenue Per Line

     We made capital expenditures of over R$14.8 billion since the privatization of Telebrás until 2001 to increase the number of installed lines to 18.1 million lines, of which 14.8 million are currently in service. We intend to increase the revenue generated per line from the increased installed lines by expanding the customer base, thus increasing the number of lines in service and offering additional services to our customers. Such additional services include national and international long distance and corporate services, as well as value added and other dedicated services to small and medium companies, small offices, home offices and to high end residential customers.

Our History and Development

     Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunication services in almost all areas of the country. Beginning in 1995, the Brazilian Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações - the Brazilian General Telecommunications Law, and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás and its subsidiaries. The General Telecommunications Law established Anatel, an independent regulatory agency.

     Privatization of Telebrás

     In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its cellular telecommunications operations into eight separate companies. In May 1998, Telebrás was restructured to form, in addition to Telebrás, twelve New Holding Companies by means of a procedure under Brazilian corporate law called cisão, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebrás, including Telebrás’ interest in its operating subsidiaries.

     The New Holding Companies consist of

•	eight cellular service providers, operating in one of the regions into which Brazil has been divided for purposes of cellular telecommunication services in the frequency range called “A Band”,

•	three regional fixed-line service providers including TNL, each initially providing local and intra-regional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and

•	a holding company which controls Empresa Brasileira de Telecomunicações S.A., or Embratel, which provides domestic (including interstate and inter-regional) long-distance service and international long-distance service throughout Brazil.

     TNL is one of the New Holding Companies. In the restructuring and privatization of Telebrás, TNL was allocated all the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in the Region. In July 1998, the Brazilian Government privatized Telebrás by selling all its voting shares of the New Holding Companies, including TNL, to private-sector buyers. The Brazilian Government’s shares of TNL, which amounted to approximately 52% of TNL’s voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.43 billion for the Brazilian Government’s shares.

     Acquisition by Telemar

     All of the interest in TNL held by the members of Consortium Telemar was acquired by Telemar Participações S.A., a privately held Brazilian company, in July 1999, in exchange for cash, capital stock of Telemar and the assumption of certain debts. The sole purpose of Telemar is to hold shares of TNL. For a discussion of the entities that own interests in Telemar, see “Item 7. Major Shareholders and Related Party Transactions”.

     Corporate Restructuring Plan

     In November 1999 we implemented a restructuring plan, which resulted in the transfer from Telemar to TNL of the Premium, in the amount of R$2,464.8 million, which was recorded in the books of Telemar in connection with this acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to generate cash flow by allowing us to use tax credits generated by the amortization of the Premium. See “Item 3. Key Information — Effects of Down-stream Merger”.

     Corporate Reorganization

     Following its formation, TNL provided fixed-line telecommunication services though sixteen separate operating subsidiaries which provided telecommunication services in the 16 respective states in our Region. In August 2001, we implemented a corporate reorganization which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our Fixed-Line Subsidiary. See “Item 5. Operating and Financial Review and Prospects — Down-stream Merger”.

     Our Significant Subsidiaries

     The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2001.

	Holding Company Ownership

	% of share	% of voting
Subsidiary	capital	capital

Telemar Norte Leste S. A	79.6	97.2
TNL Net Participações S.A.	100.0	100.0
Tnext S.A.	100.0	100.0
HiCorp Comunicações Corporativas S.A.	100.0	100.0
TNL PCS S.A	100.0	100.0
TNL.Acesso S.A	100.0	100.0
Contax S.A.	100.0	100.0
Pegasus Telecom S.A.	24.4	0.0

     Telemar Norte Leste S.A. (the “Fixed-Line Subsidiary”)

     The Fixed-Line Subsidiary is a corporation (sociedade anônima ), organized and incorporated in Brazil and controlled by TNL. The Fixed-Line Subsidiary provides telecommunication services through a public switched telephone network. Such services are described in detail under “Our Operations — Fixed-Line Services” below.

     A large part of TNL’s assets consist of shares in the Fixed-Line Subsidiary. TNL relies almost exclusively on dividends (generally in the form of interest on capital) from the Fixed-Line Subsidiary and interest on loans to the Fixed-Line Subsidiary to meet its needs for cash, including cash to pay dividends to its shareholders. See “ Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     The PCS Subsidiary

     On November 22, 2000 we established a wholly-owned subsidiary under the name TNL PCS S.A., our PCS Subsidiary, to participate in the public bid for a license to provide wireless telecommunication services in the Region utilizing a frequency band referred to as “Band D.” PCS Subsidiary was the successful bidder and on March 12, 2001 PCS Subsidiary signed the corresponding agreement of authorization with Anatel and agreed to pay approximately R$1.1 billion in exchange for the license. Our PCS Subsidiary was recently authorized to begin providing wireless telecommunication services and will begin offering such services once it concludes certain interconnection agreements with other carriers.

     Subsidiaries Providing Ancillary Telecommunication Services

     We provide certain ancillary telecommunication services such as call and contact center, network management and data center, corporate communication and Internet access to third parties, through the following wholly-owned subsidiaries:

•	Contax S.A., which began operating in December 2000, is a contact center company, which manages the total relationship between companies and their clients, including logistics and billing, through multiple interactive means such as e-mail, fax, voice via IP and chats.

•	TNext S.A., which began operating in October 2000, offers hosting and collocation services using hardware and software platforms.

•	HiCorp Comunicações Corporativas S.A., which began operating in November 2000, provides outsourcing of corporate communication services, including the implementation, operation, management and service insurance.

•	TNL.Acesso S.A., which began operating in February 2001, encompasses Internet businesses, including access providers (acting in the access provider market, services and e-marketplaces).

     Other Investments

     In January 2001, TNL, the holding company, purchased 7,330,354 preferred shares representing 13.93% of the total equity of Pegasus Telecom S.A., a nationwide provider of broadband data transmission services which is controlled by AG Telecom Participações S.A. one of the main shareholders of Telemar. Other investors in Pegasus include BB-Banco de Investimentos, a subsidiary of Banco do Brasil and ABN-Amro Private Equity. The preferred shares of Pegasus that TNL holds have limited voting rights. Including TNL’s previous purchase of Pegasus shares, TNL, the holding company, now holds preferred non-voting shares representing 24.4% of the total capital of Pegasus. TNL’s total investment in Pegasus amounts to R$100.5 million.

     Through its subsidiary TNL Net Participações, TNL, the holding company, holds indirectly shares representing 17.5% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG portal. iG is an entertainment, services and content portal and is also the first free Internet access provider in Brazil. iG began operations on January 9, 2000 and is the second largest portal in access volume in Brazil.

The Region

     Our concession from the Brazilian Government authorizes us to provide fixed-line telecommunications service in the Region, which consists of sixteen states of Brazil located in the northern, northeastern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed and 1.9% of total population of the Region.

     The Region covers an area of 5.4 million square kilometers, representing approximately 64% of the country’s total area and generates approximately 40% of Brazil’s gross domestic product. The population of the Region is approximately 92.7 million, representing 53.4% of the total population of Brazil. The Region has 102 municipalities with populations in excess of 100,000 inhabitants. In 1999 (the last year for which official data are available), per capita income in the Region was approximately R$4,193 per year, varying from R$1,402 in the State of Maranhão to R$7,946 in the State of Rio de Janeiro.

     The following table sets forth certain key economic data, compiled by the Instituto Brasileiro de Geografia e Estatística — IBGE (the “IBGE”), for the states in which each Fixed-Line Subsidiary operates.

Key Economic Data on the States in the Region

			% of gross
	Population	Population per	national	Per capita
	(million)	square kilometer	product	income
State	(2000)	(2000)	(1999)	R$(1999)

Rio de Janeiro	14.4	327.2	11.75	7,946
Minas Gerais	17.8	30.3	9.63	5,239
Bahia	13.1	23.0	4.32	3,206
Ceará	7.4	50.7	2.00	2,631
Pernambuco	7.9	80.0	2.67	3,279
Espírito Santo	3.1	67.0	1.93	6,082
Pará	6.2	4.9	1.71	2,705
Rio Grande do Norte	2.8	52.0	0.79	2,757
Amazonas	2.8	1.8	1.60	5,577
Maranhão	5.6	16.9	0.81	1,402
Alagoas	2.8	100.9	0.66	2,275
Piauí	2.8	11.3	0.49	1,660
Paraíba	3.4	60.7	0.82	2,296
Sergipe	1.8	80.7	0.56	3,056
Amapá	0.5	2.6	0.16	3,392
Roraima	0.3	1.4	0.08	2,558

Source: The Instituto Brasileiro de Geografia e Estatística-IBGE (“IBGE”).

Map of the Region

     Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See “Risk Factors — Risks Relating to Brazil.”

Our Operations

Fixed-Line Services

     Our fixed-line telecommunication services consist of

•	local services, including installation, monthly subscription, measured service, collect calls and supplemental local services,

•	public telephone services,

•	intra-regional long-distance services,

•	connection of calls placed from fixed-line telephones in the Region to mobile telephones or “fixed-to-mobile services”,

•	usage of our network to complete calls initiated by customers of other telecommunications service providers, or network usage,

•	data transmission and transport network services, comprising the lease of dedicated digital and analog lines to corporate customers, telecommunication services providers and Internet service providers, including complete Internet Protocol (IP) and other data platform and data transmission services, and

•	other services.

     We do not sell, rent or otherwise provide telephone equipment such as switchboards. We are currently awaiting authorization from Anatel to provide inter-regional and international long-distance services. See “— Our Strategy”.

     Local Services

     Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in the Region. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunication services in the Region. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intra-regional long-distance telecommunication services in the Region. On April 26, 2002, Telecomunicações de São Paulo (“Telesp”), the regional fixed-line service provider, which operates in the São Paulo area, received authorization from Anatel to offer long distance and data services outside its region. Following a complaint by Embratel, an injunction was issued which has prevented Telesp from offering domestic long distance services from São Paulo to other regions in Brazil. However, Telesp has already started offering international long distance services in São Paulo. See “— Competition.”

     Local services also include certain additional and value added services such as ISDN, which allows voice, data, image and sound transmission supported by two digital lines permitting the user to use simultaneously, for example, voice transmission and the Internet. We also offer in-dialing service (direct transmission of external calls to extensions) to corporate clients with PBX systems. For corporate clients in need of a large quantity of lines, we offer digital trunk services that allow up to 30 simultaneous connections within a single physical loop of 2 Mbps, increasing the speed and optimizing the client’s telephone system.

     We provide a variety of other supplemental local services that include voice and fax mailboxes, call waiting, call forwarding, conferencing, speed dialing and caller ID.

     Public Telephone Services

     We own and operate public telephones throughout the Region. At December 31, 2001 we had 723,896 installed public telephones of which 295,562 were installed in 2001 and 96% of which can be operated with a prepaid card. As of 2000, we increased the platform of services provided through public telephones to include voice service, data, information and message collection.

     Intra-regional (Intrastate and Interstate) Long-Distance Service

     Each state in the Region is divided into a number of local areas. Calls from one local area in the Region to another are referred to as “intra-regional long-distance” calls. Intra-regional long-distance service includes intrastate long-distance calls (non-local calls within a given state) and interstate long-

distance calls (calls between states in the Region). Prior to the formation of the New Holding Companies, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, in July 1999 in conjunction with the implementation of the Numbering Plan, Embratel began providing intrastate long-distance service throughout Brazil, including within the states in the Region, and we began providing interstate long-distance service between the states in the Region. For a discussion of the Numbering Plan, see “— Competition — Intra-regional Long Distance.”

     Inter-regional and International Long-Distance Service

     Inter-regional long-distance service consists of calls between a point within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside Brazil. We anticipate that Anatel will authorize us to provide inter-regional and international long-distance services in the second half of 2002. See “ — Competition — Inter-regional and International Long Distance” and “ — Regulation of the Brazilian Telecommunications”.

     Until April 1998, Embratel, the provider of long distance services and the other operating subsidiaries of the Telebrás shared the revenue from outgoing interstate and international long-distance calls. In April 1998, the system of revenue sharing between Embratel and the other operating subsidiaries and Telebrás was discontinued and, as a result, we no longer recognize revenues from outgoing inter-regional interstate and international long-distance services. Our relationship with Embratel is now governed by interconnection agreements under which Embratel pays us fees for the use of our network and we pay Embratel fees to use Embratel’s network. See “ — Network Usage Services.”

     Fixed-to-Mobile Services

     Fixed-to-Mobile services consist of calls from our fixed-line customers to cellular telephone customers of the cellular service providers operating in the Region. Such services also include collect calls made by customers of the cellular service providers operating in the Region to our fixed-line customers. For a discussion of how we bill for Fixed-to-Mobile services see “ — Rates — Fixed-to-Mobile Rates”.

     Network Usage Services

     In April 1998, Embratel began paying us fees on a per minute basis for long-distance calls carried by Embratel that are originated or completed using our network. In March 1999, we entered into an interconnection agreement with Embratel to formalize this network usage arrangement. Until June 30, 2001, we also received from Embratel a supplemental per-minute fee called the Parcela Adicional de Transição (“PAT”). PAT was introduced with a view to offset the impact caused by the elimination of the shared revenue system. PAT has since been discontinued. See “— Inter-regional and International Long-Distance Service.”

     In January 2000, we also entered into interconnection agreements with Vésper and Intelig Telecomunicações Ltda., a provider of inter-regional and international long distance service, as well as with certain operators of trucking services and with each of the cellular companies operating in our Region, which define the terms and conditions of use for each network by the respective parties.

     Telecommunications service providers that provide interconnection services are required to provide such services on a nondiscriminatory basis. Subject to certain regulatory requirements, they are free to negotiate the terms of their interconnection agreements. Such agreements are submitted to Anatel for review and certification. If the parties fail to reach an agreement, upon the request of one of the parties, Anatel will establish the terms of interconnection through arbitration. If Anatel does not approve any of the provisions of the agreement, Anatel may require amendments to the agreement as a condition to certification. See “-Regulation of the Brazilian Telecommunications Industry.” The terms of interconnection, particularly the pricing and technical requirements, may affect our results of operations, our competitive environment and our capital expenditure requirements.

     Data Transmission and Transport Network Services

     We provide a variety of customized, high-speed data transmission services to our corporate customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34 Mbps and 155 Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, Internet service providers (“ISPs”) and corporate customers. Other telecommunications service providers, particularly cellular service providers, lease trunk lines from us for use within their stand-alone networks. ISPs lease lines for access to the world wide web, and many of our large corporate customers lease lines for use in private networks that link different corporate web sites. We offer low- and high-speed Internet access and other data transmission services using ISDN lines and ADSL technology to residential customers as well as small and medium-sized business customers.

     We provide these data transmission and transport network services using our Region-wide data transmission network and our multi-service network platform. We use Pegasus’ nationwide fiberoptic and radio network for connectivity in areas where our network does not have a presence.

     Our Region-wide network offers:

•	public network service packages, suitable for a variety of data applications including multi-site connectivity transactions;

•	frame relay service operating with 64 Kbps to 2 Mbps lines suitable for remote connection of local networks;

•	ATM technology supporting 2 Mbps to 155 Mpbs lines suitable for broadband multi-media applications such as high-resolution videoconferencing; and

•	dedicated site-to-site digital data services at speeds of up to 2 Mbps.

     Our multi-service platform is composed of ATM switches, IP routers and a communication server infrastructure. Our multi-service network platform is capable of handling various applications based on the IP protocol and featuring the high connectivity characteristics of the IP protocol, including dialup access (via the telephone system) at up to 56 Kpbs and digital access (via ISDN) at up to 128 Kbps. In addition to high-speed connectivity, the multi-service network platform is capable of providing high-quality Internet access services that are sufficiently safe and reliable for applications such as e-commerce, e-mail, web pages, news, chat rooms, games and videos. We continue to install additional specific servers in order to improve the performance of access services and information download (web contents). These servers will be mainly used to store web sites which, statistically, have a high access frequency.

     We provide broadband Internet access services using ISDN and ADSL technology in the primary cities in the Region. The ADSL technology allows the transmission of voice and data signals, at high speed, on a single copper pair in the access network. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL access to small and medium-sized business customers in April 2001. As of December 31, 2001, we had sold 62,629 ISDN lines and 9,119 ADSL lines. The expansion has enhanced our position in the growing Internet access market and has solidified our position in the market for higher-income residential customers. The Internet access market is a priority for our future expansion as competition from cable operators and other telecommunication services providers increases.

     Wireless Telecommunication Services

     On February 13, 2001, we acquired, through our PCS Subsidiary, a license to operate the Band D Personal Communication Service in the Region using the GSM platform. We acquired the license for R$1,102 million, which represented a 17% premium over the minimum price of R$940 million. Our PCS Subsidiary is authorized to offer wireless telecommunication services using the frequency sub-band “D”, consisting of mobile station transmissions between 1710 MHz and 1725 MHz and radio base station transmissions between 1805 MHz and 1820 MHz. Our license to use the radio frequencies is valid for fifteen years and may be renewed for another fifteen years. If the authorization is renewed, PCS Subsidiary will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.

     The PCS license sets forth certain obligations and targets that must be met by PCS Subsidiary. Under these obligations, PCS Subsidiary is required:

•	To cover an area equivalent to at least 50% of the urban area in 50% of the state capitals and cities with more than 500,000 inhabitants by March 12, 2002;

•	To cover all state capitals and all cities with more than 500,000 inhabitants by March 12, 2003;

•	To cover an area equivalent to at least 50% of the urban area in 50% of the cities with more than 200,000 inhabitants by March 12, 2004;

•	To cover all cities with more than 200,000 inhabitants by March 12, 2005; and

•	To cover all cities with more than 100,000 inhabitants by March 12, 2006.

     A locality is considered “covered” when the covered area contains, at least, 80% of total urban area. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of our PCS license by Anatel.

     In June 2002 we received authorization from Anatel to begin providing wireless telecommunication services. We are currently in the process of concluding certain agreements with third parties which will enable us to offer services in 200 cities in 10 states covering approximately 60% of the Region’s population. In addition, we plan to offer GPRS services in five cities. We will market our handsets and services under the trade name Oi’ through approximately 1,360 established retailers in the Region’s population. We plan on entering into roaming agreements with GSM wireless telecommunication services providers in Region 2 (South and Center-West) and Region 3 (São Paulo) as well as Latin America, Europe and the United States. The GSM platforms is the most widely-used platform in the world and as a result it offers significant advantages over the existing CDMA and TDMA platforms. Basic GSM handsets are cheaper than comparable CDMA and TDMA handsets and GSM subscribers can access worldwide roaming services using a single handset.

     We intend to offer the following products and services:

•	wireless telecommunication services in the Region

•	roaming services in Regions 2 and 3, which are still pending on other operators’ GSM networks deployment in such regions.

•	international roaming in Latin America, Europe and the United States,

•	integrated data services and access to the Internet via a GPRS platform (so-called “2-1/2 Generation”), more advanced than the “Second Generation” systems in operation in Brazil today (CDMA and TDMA);

•	access to the Internet and data transmission at speeds of up to 48 Kbps, which compares favorably with those offered by fixed-line access and superior to the 9.6-14.4Kbps speeds currently offered by the mobile service providers in Brazil; and

•	a wide range of value-added services such as access to e-mails and short messages.

     Other Telecommunication Services

     We provide certain ancillary telecommunication services such as call and contact center, network management and data center, corporate communication, and value added and Internet access to third parties through our wholly-owned subsidiaries: HiCorp (outsourcing of corporate communication services); Contax (a call and contact center company); TNext (data center services such as web hosting and co-location); and TNL.Acesso (a company to provide services to Internet businesses, including providers of Internet access).

     In February 2001, through our subsidiaries TNext and TNL.Acesso, we signed an agreement with Internet Group do Brasil Ltda., or iG, providing that, among other things, we will operate iG’s Internet portal’s entire access infrastructure for five years. We also purchased iG’s data center located in São Paulo for R$40.0 million, thus extending our data center operations to São Paulo.

     Under the agreement, the iG portal will pay us R$ 3 million per year, for five years, for hosting and co-location services. Under the agreement with iG, iG users will access the iG portal through one of our telephone numbers. This means that iG users in the Region will dial our numbers every time they access the Internet. After Anatel authorizes us to provide inter-regional long distance services, iG users from outside the Region will also have to dial our numbers every time they access the Internet, generating interconnection revenues for us. We have paid R$10 million to iG for the exclusive right to provide iG users with access to the iG portal and we will also pay a decreasing percentage of the net revenue that we obtain outside the Region, starting at 48.6% in 2002, then 40.5% in 2003 and finally 32.4% in 2004 and 2005.

     According to the Agreement, in case we decide not to offer access to the iG portal, outside the Region, after we receive authorization to provide such services, we must pay an equivalent amount to iG as if the service would have been provided and the estimated revenue actually received. In such a case, we estimate a maximum liability of R$40.0 million in 2002. For the subsequent years, such liability will depend upon our strategy to offer local services outside the Region, which is currently being developed.

     We also provide other services that include telephone directories, equipment rentals, technical assistance and a variety of other telecommunication services that extend beyond basic telephone service, such as toll-free or 800 service and a fixed-rate 300 service, both based on an intelligent network platform with large capacity that is accessible from any point in Brazil and that supports applications such as telemarketing, customer service operations and home banking.

Rates

     Rates for fixed-line telecommunication services that we provide are subject to comprehensive regulation. Our concessions from the Brazilian Government establish a price-cap mechanism for annual rate adjustments, which places an upper limit on a weighted average of the rates for a basket of local and long-distance services and for interconnection charges. The basket includes installation and subscription fees and measured usage fees for local, long-distance and public telephone services. Subject to certain limits, the rates for individual services within the basket may be increased by up to nine percent above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Our concessions provide for the price cap to be adjusted periodically to take account of inflation and productivity gains. Finally, rates may be adjusted annually in order to reestablish the economic balance of the concessions. See “Regulation of the Brazilian Telecommunications Industry-Rate Regulation.”

     With value date on June 28, 2002, in accordance with the Concessions, we were authorized by Anatel to put into effect certain rate increases. The increases raised the average tariff for the basic service plan by 8.3%. Monthly subscription charges raised by 14.0% (residential) and 15.0% (commercial) and decreased by 13.5% (PBX). Measured service (per pulse) increased by 9.7% and long-distance average rates by 5.0%. These increases take into account the rate of inflation during the period of one year and a reduction for deemed productivity gains.

     Local Rates

     Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or PBX. The monthly subscription includes 100 pulses per month. If this limit is exceeded, the customer will incur measured service charges.

     Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Since September 1999, in conjunction with the Numbering Plan, we began measuring usage for certain non-local calls between municipalities within the same area code in terms of minutes rather than pulses. For information on the Numbering Plan see “— Competition — Intra-regional Long Distance”.

     Local call charges for normal weekday calls are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call. Measured service charges are the same for all customers.

     The following table sets forth selected information on our subscription charges and measured service charges for local telephone service for the periods indicated.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)

	(nominal reais)
Average rates for local telephone service:
Monthly subscription:
Residential	11.77	12.50	15.38
Commercial	17.65	19.20	23.81
PBX	23.54	25.50	39.96
Measured service (per pulse)	0.062	0.064	0.066

(1)	Average of monthly rates, net of taxes.

     We charge an average installation fee of R$42.04 and an average fee of R$130.84 when a customer changes addresses, including value-added taxes. These charges approximate the cost of services provided.

     Public Telephone Rate

     Rates for public telephone calls are computed on the basis of the time of day, the day of the week, as well as duration and distance of the call. The rate for local public telephone calls, net of taxes, is

R$0.05 per completed call plus R$0.05 per 2 minutes. For long-distance public telephone calls, rates vary depending on duration and distance. During peak hours on weekdays, the rate, net of taxes, ranges from R$0.15 per minute for calls made within a 50km radius to R$0.32 per minute for calls of over 300km in distance.

     Fixed-to-Mobile Rates

     Cellular telecommunications service in Brazil, unlike in North America, is offered on a “calling party pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling party pays” policy, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. Calls received by a cellular service subscriber are paid for by the party that places the call, in accordance with a rate based on cellular per-minute charges. For example, a fixed-line service customer pays a rate based on cellular per minute charges for calls made to a cellular service subscriber. The cellular base rate per minute charges are generally “VC1” for local calls, “VC2” for calls outside the cellular subscriber’s registration area but within the region where the cellular company is authorized to provide cellular services and “VC3” for calls outside the region where the cellular company is authorized to provide cellular services. We charge our fixed-line service customers per-minute charges based on either VC1, VC2 or VC3 rates when a fixed-line service customer calls a cellular subscriber within the Region. In turn, we pay the cellular service provider a charge for the use of the mobile network in completing the call.

     Effective February 1, 2002, Anatel authorized us to increase our fixed-to-mobile service rates by an average of 9.9%. This readjustment was necessary to address declining profit margins caused by an increase in the fourth quarter of 2000 of the mobile network usage rates that were paid to the cellular service providers without a corresponding increase in the per minute VC1, VC2 or VC3 rates that we were able to charge our fixed-line customers for calls to cellular subscribers.

     The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)

	(nominal reais)
Per-minute charges for calls made to cellular telephones:
VC1	0.27	0.29	0.32
VC2	0.58	0.61	0.69
VC3	0.66	0.69	0.79

(1)	The amounts represent an annual average of rates, net of taxes.

     Intra-regional Long-Distance Rates

     Rates for intra-regional long-distance calls (intrastate as well as interstate) are computed on the basis of the time of day, day of the week, as well as duration and distance of the call and vary depending on whether special services, such as operator assistance, are used.

     The following table sets forth selected information on our domestic long-distance rates during the periods indicated.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)

	(nominal reais)
Domestic long-distance rates(2):
0 to 50 km	0.11	0.13	0.16
50 to 100 km	0.19	0.22	0.25
100 to 300 km	0.27	0.28	0.27
Over 300 km	0.38	0.36	0.30

(1)	Average of monthly rates, net of taxes.

(2)	Per minute rates for a domestic long-distance call, between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

     Network Usage Rates

     Our revenues from network usage rates consist primarily of payments on a per-minute basis from

•	Long-distance service providers to complete calls originating or ending on our network; and

•	Cellular service providers operating in the Region to complete calls ending on our network.

     The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. We pay Embratel and Intelig a network usage charge for the use of their networks, and we pay cellular service providers a network usage charge to complete fixed-mobile calls on their networks.

     The following table sets forth the average per-minute rates we charged for the use of our network during the years indicated.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)

	(nominal reais)
Network usage rate (local)	0.040	0.044	0.050
Network usage rate (long-distance)	0.060	0.067	0.076

(1)	The amounts represent an annual average of monthly rates, net of taxes.

     Data Transmission and Transport Network Rates

     Rates in the data transmission and transport network segments are wholly market-driven and outside of the usual public regime regulatory purview of Anatel. See “Competition-Data Transmission and Transport Network Services.”

     The majority of revenue from data transmission and transport network services is generated by monthly line rental charges for private leased circuits to corporate customers, Internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some cellular service providers use our network to connect cellular central switching stations to cellular radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunication services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

     The following table sets forth selected information about our average monthly line rental charges for private leased circuits service during the indicated years.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)

	(nominal reais)
Average rates for monthly line rental per leased circuit:
Local Circuit:
4.8 Kbps / 14.4 Kbps as of 2000(2)	174.50	120.00	240.00
9.6 Kbps / 19.2 Kbps as of 2000(2)	174.50	202.00	247.00
64 Kbps	358.75	322.00	344.00
2 Mbps	3,090.69	3,920.00	3,677.00
Long Distance Circuit(3)
4.8 Kbps / 14.4 Kbps as of 2000(2)	750.00	587.00	—
9.6 Kbps / 19.2 Kbps as of 2000(2)	750.00	794.00	—
64 Kbps	1,623.00	1,336.00	942.00
2 Mbps	17,497.25	13,200.00	11,029.00

(1)	Average of monthly rates, net of taxes.

(2)	4.8 and 9.6 Kbps speed services have been discontinued in year 2000.

(3)	Assuming a transmission distance between 300 and 500 kilometers and a three-year contract.

     Value-Added Taxes on Telecommunication Services

     The cost of telecommunication services to customers includes a variety of taxes. The gross revenue that we receive from our customers includes our charges for our services and the State and Federal taxes that we are required to bill for and collect from customers. The average rate of all such taxes, as a percentage of our gross operating revenues, was 25.4% in 2001. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian states impose at varying rates on revenues from telecommunication services. The rate for domestic telecommunication services is 25.0% in all states in the Region, except in the state of Pará (30.0%). Beginning in January 2002, the ICMS tax rates in the states of Bahia and Pernambuco increased from 25.0% to 27.0% and 28.0% respectively.

     Other taxes on gross operating revenues include two federal taxes, the Programa de Integração Social (“PIS”) and the Contribuição para Financiamento da Seguridade Social (“COFINS”), which are based on the gross operating revenues, calculated at a combined rate of 2.65% until February 1999, and 3.65% thereafter.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services, including installation and monthly subscription fees, to which it had not previously been applied. See “ Item 8. Legal Proceedings - Tax and Administrative Proceedings.”

     Wireless Telecommunication Services

     The PCS Subsidiary is a private-regime company and the tariffs it may charge its subscribers are not subject to Anatel regulation. The PCS Subsidiary will derive revenues from usage fees, inter-connection fees and roaming fees. We believe that our usage fees will be competitive with those charged by other wireless telecommunication service providers in the Region. We will negotiate interconnection fees with other fixed-line and wireless operators and roaming arrangements with other Brazilian and international wireless operators.

Billing and Collection

     We send each customer a monthly bill covering all the services provided during the prior period. Our customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes long-distance calls, calls made on a cellular network, 800 and 900 services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer’s checking account or by direct payment to a bank.

     Payments are due within an average of 15 days of the billing date. We charge late-payment interest at a rate of 1.0% per month plus a one-time late charge of 2.0% of the amount outstanding. As of December 31, 2001, 25.2% of all accounts receivable were outstanding for more than 30 days, and 13.6% were outstanding for more than 90 days. We may restrict a customer from making outgoing calls when an account is 30 days or more past due, restrict a customer from making outgoing and receiving incoming calls when an account is 60 days or more past due and disconnect a customer completely when an account is 90 days or more past due, provided that, in each case, we have given the customer 15 days advance notice. Current policy for advance notice is to notify the customer by voicemail when the account is 8, 15 and 45 days overdue, and to issue letters when the account is 20, 45 and 70 days overdue. Our future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulations governing our disconnection policy.

     We are remunerated by Embratel and Intelig for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. Until December 1999, when a long-distance call carried by another telecommunications provider was originated on our network, we billed that provider’s customer, retained any access fee for use of our network and transferred the balance to the long-distance carrier. The long-distance carrier was then responsible to transfer the appropriate amount to the other fixed-line carrier where such call was terminated. Since January 2000, Embratel and Intelig have begun billing customers directly, and each party collects its respective revenues and pays each respective interconnection fee under a separate agreement. However, in the second quarter of 2001, we reached an agreement with Intelig to provide billing services. A similar agreement has been finalized with Embratel and is expected to be implemented in the second half of 2002.

     We also receive revenues from cellular service providers that interconnect with our network and from calls made from our fixed-line network to cellular customers. After each billing cycle, we reconcile the amounts owed to us by each cellular service provider (fixed and mobile network usage rates and any fees owed on a contractual basis) and pay the net amount outstanding to the appropriate party.

     In the second half of 2001, we adopted a more conservative approach with regard to the allowance for bad debts by including customers with a traditionally lower credit risk profile, namely government agencies, corporate customers and other telecom service providers.

     Several measures were adopted to prevent and collect overdue accounts. We began offering new low risk products, developed segmentation based on customers’ behavior, improved the payment process, began notifying overdue customers both by voice mail and letters, developed new collection processes and started indicating overdue customers to credit collection agencies.

     Also in 2001, we developed a program called Revenue Assurance, which is designed to improve our revenue collection, from service offering to billing and collection. In 2001, the Revenue Assurance Program focused in two elements of the revenue chain: integrity of data production and records synchronization. We implemented processes and tools to guarantee the integrity of data such as call detail records (CDR) or usage records, the consistency of data and the integrity and speed of record transmission until the rating phase. The rated CDR is then designated to a specific customer. From that point on the focus is on file synchronization, which aims to guarantee that all services set up at the switch level are properly reflected in the customers’ database, in the corporate charts and in the billing system.

     We believe that the Revenue Assurance Program has helped us avoid an estimated potential loss of up to R$287 million in 2001, equivalent to 9.3% of our revenues derived from long distance and fixed-to-mobile services. In 2002, we will extend this program to data and Internet services. This project will subsidize the implementation of a fraud management system and enable the construction of a management data center, which will monitor, on-line, the revenue chain, to enable a fast decision-making process and a better visualization of the results of all actions implemented.

     We are currently testing a new billing system. The new billing system will have greater flexibility to develop service packages, provide customers with more detailed billing information and provide for differentiated rates and payments in accordance with different customers plans.

     Together with the billing system, we are testing a new CRM (Customer Relationship Management) system. This system presents an integrated vision of our customers and is a powerful tool to support the sales force team.

     These two systems started the testing phase in March 2002, with approximately 1,000 customers and 10,000 accesses. After the validation of the testing-phase, the migration of the customers will continue and the 65,000 largest customers will be served by this new platform.

Network and Facilities

     Our network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. We undertook a number of initiatives to update, modernize, integrate and expand the network of our Fixed-Line Subsidiary. As of December 31, 2001, our regional telephone network included 18.1 million installed lines, of which 14.8 million were lines in service. This represents a 41% increase in the number of installed lines during 2001 and a 25% increase in the number of lines in service. Of the access lines in service at that time, approximately 76% were residential lines, 19% were commercial lines and 5% were public telephone lines. Intra-regional long-distance transmission is provided primarily by fiber optic cable complemented by satellite and microwave network.

     The following table sets forth selected information about our network at the dates and for the years indicated.

	At and for year ended December 31,

	1997	1998	1999	2000	2001

Installed access lines (millions)	7.5	8.8	10.5	12.8	18.1
Access lines in service (millions)	6.6	7.8	9.7	11.8	14.8
Average access lines in service for year ended (millions)	5.9	7.2	8.3	10.8	13.3
Lines in service per 100 inhabitants	7.6	9.0	11.0	13.2	15.9
Percentage of installed access lines connected to digital exchanges	63.0	72.7	80.7	89.6	97.1
Employees per 1,000 access lines installed	4.6	2.8	2.3	1.6	0.8
Public telephones in service (thousands)	228.6	265.8	350.6	428.7	723.9
Local call pulses for year ended (billions)	25.8	26.9	20.1	21.3	21.3
Domestic long-distance call minutes for year ended (billions)	8.4	9.9	9.1	5.8*	7.1*
International call minutes for year ended (millions)	146.2	167.2	—	—	—

*	Includes only our own traffic, as Embratel and Intelig began recording and billing their own traffic on January 1, 2000.

     In January 2000, we began providing ISDN lines and by December 2001 had provided approximately 62,629 ISDN lines to our customers. In addition, we began providing ADSL services in April 2001 and by December 31, 2001 we had 9,119 customers for our ADSL service.

     When we were privatized following the breakup of Telebrás our long-distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 1999 and 2000, in order to provide interstate long-distance service between the states in the Region, we began to integrate the intrastate transmission facilities of the Fixed-Line Subsidiary by investing in an interstate backbone. The deployment of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 7,000 km of new fiber optic cables connecting the major capitals and large cities located in our Region. Fiber optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long-distance broadband services.

     The long-distance backbone consists of approximately 31,500 km of fiber optic cable (including some existing cable) and is equipped with a SDH transmission system with Dense Wave Division Multiplex Technology. It has an initial capacity of 5 Gpbs and is comprised of rings with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, Internet and data transmission services and other telecommunication providers’ demand for transmission facilities.

     During 2000, we began implementation of a land-based segment of a satellite network in order to extend transmission to areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access due to geographical conditions. The satellite network comprises 49 satellite earth stations located in lesser-populated rural areas and one earth station in the city of Manaus. The network began operating in August 2000 and is linked by fiber-optic cable directly to Rio de Janeiro. The new satellite network using digital technology includes hub stations in the cities of Boa Vista, Macapá, Manaus, Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Roraima, Amapá, Amazonas, Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network with our fiber optic network will allow us to service our subscribers in any area in the Region, enabling us to integrate customers into its multi-service platform.

     By year end 2003, the Telecommunications Regulations require us to meet additional network expansion and modernization targets, including an obligation to provide switched service to all locations with populations above 1,000 and an obligation to reduce the maximum waiting time for installation of a line to two weeks. Under the Telecommunications Regulations, if we meet the 2003 universalization targets ahead of schedule we may begin offering additional services, such as long distance voice and corporate data services nationwide and in the Region, after receiving certification and authorization from Anatel. See “ — Regulation of the Brazilian Telecommunications Industry — Public Regime — Service Restrictions.” We have met or exceeded each of the 2003 network expansion targets and modernization targets that we were required to meet under the Brazilian Telecommunications Regulations. See “— Regulation of the Brazilian Telecommunications Industry — Obligations of Telecommunications Companies” — and “ — Regulation of the Brazilian Telecommunications Industry — Network Expansion-General Plan on Universal Service.”

     By year-end 2001, pursuant to our plan to meet the universalization targets set for 2003, we had achieved the installation of 18.1 million lines. In addition, we had 723.9 thousand public telephones in service, exceeding the 2001 Anatel target by over 241 thousand. In order to meet the year-end 2003 network expansion and modernization targets ahead of schedule, we allocated 46% of our capital expenditures in 2001 to plant expansion and modernization. See “ — Capital Expenditures”. On June 19, 2002, we received certification from Anatel that we achieved the targets.

Quality of Service

     We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. Through the replacement of analog switches, the percentage of installed lines connected to digital switching centers increased from 89.5% at year end 2000 to 97.1% by year-end 2001. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

     We must also comply with the provisions of the General Plan on Quality and with the terms of our respective concession. See “Regulation of the Brazilian Telecom Industry — Obligations of Telecom Companies” and “Regulation of the Brazilian Telecom Industry — Quality of Services — General Plan on Quality.

Competition

Overview

     The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunication services as of 1999. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunication services driven by increasing competition, implementation of new technology and regulatory oversight. Until July 1999, we were the only supplier of public local fixed-line and intrastate telecommunication services in the Region, and until January 2000 we were the only supplier of local fixed-line services. In January 1999, Intelig Telecomunicações Ltda., presented the winning bid to provide intrastate and interstate long-distance services in the Region to compete with Embratel and us. In February 1999, Vésper S.A. presented the winning bid to provide local and intra-regional long distance services in the Region in competition with us. In July 1999, Embratel began competing with us by providing intrastate long-distance services in the Region, and we began providing interstate long-distance services in the Region in competition with Embratel. In January 2000, Vésper began providing local and intra-regional long-distance fixed-line services in the Region, and Intelig began providing interstate and intrastate long-distance services in the Region in competition with us, Embratel, and Vésper. In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers.

     Beginning in 2002, the provision of local, intrastate and interstate fixed-line telecommunication services in the Region and in the whole country will be open to a potentially unlimited number of competitors that have met certain regulatory criteria. In addition, we intend to provide inter-regional and international long-distance service and other specified telecommunication services. In April 2002, Telesp, a subsidiary of the Telefônica Group, which operates in the São Paulo area, received authorization from Anatel to offer local, long distance and data services outside its region.

Local

     In connection with its winning bid in February 1999 for the operating license to provide local and intra-regional long-distance fixed-line services in the Region, Vésper paid R$60 million, the minimum price set by the Brazilian government. Vésper also agreed with Anatel to carry out a yearly network expansion plan. In January 2000, Vésper began operations initially serving the main cities in the Region, including all 16 state capitals and 13 other municipalities. We believe that as of December 31, 2001, Vésper had approximately 280,000 customers.

     In order to allow effective competition in public local telecommunication services, Anatel allowed Vésper to use wireless local loop technology (“WLL”), an alternative technology system that connects subscribers to the public switched telephone network using radio signals instead of copper cables, speeding up installation and expansion procedures. Additionally, WLL is an alternative tool for reaching remote areas where cable access is limited or unfeasible. We use WLL technology throughout the Region among the various technologies deployed by us.

     Because competition in local telecommunication services has begun very recently, we do not anticipate any major price decrease in the short term. However, we believe that decreases may occur as of 2003 when the market will be deregulated. Such decreases are not expected to be sharp because of the relatively low tariffs in this sector as compared to those in other Latin American countries.

     Embratel is currently waiting for Anatel’s authorization to start providing local services in our Region, while Telesp already received such authorization. Although we do not anticipate that Embratel and Telesp will aggressively target residential customers, we do expect competition on local services for corporate customers to increase in the near term.

     In order to stimulate increasing competition in local services, Anatel is requiring that we unbundle our local network allowing other companies to offer services using our platform. We are negotiating with Anatel for the price that we can charge for the elements of our network to our potential competitors, such as Embratel and Telesp. “See Regulation of the Brazilian Telecom Industry - Interconnection”.

Fixed-to-Mobile

     Competition in fixed-to-mobile services is directly related to competition in local telephone services, since local calls represent the majority of the revenues derived from fixed-to-mobile services. With regard to long-distance fixed-to-mobile services, Anatel has issued new rules governing the “migration” of Band A and Band B cellular operators to a new status as PCS providers. Mobile operators that choose to migrate to the new PCS system will be required to allow their subscribers to choose among different long-distance operators, which will enhance competition in a segment which is currently almost entirely dominated by Embratel.

Intra-regional Long Distance

     Prior to the formation of the New Holding Companies, generally speaking, the operating subsidiary in each state was the exclusive provider of intrastate long-distance service in its state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service.

     In July 1999, Embratel and Intelig were authorized to provide intrastate long-distance services in the Region and began competing with us. Embratel began providing intrastate long-distance services in July 1999. Intelig began operations in January 2000, serving 38 localities, 19 of which are located in the Region and include the 16 state capitals.

     Embratel is controlled by MCI Worldcom, a global telecommunications company with revenue of more than US$30 billion and established operations in over 65 countries. Intelig, which was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel in January 1999, is controlled by National Grid, the owner and operator of the electricity transmission network in the United Kingdom, and by France Telecom, one of the world’s leading telecommunications carriers.

     Also in July 1999, we were authorized to provide interstate long-distance services between the states within the Region in competition with Embratel, Intelig and Vésper. In conjunction with the opening of competition in the interstate long-distance market, Anatel implemented a numbering plan to promote competition between providers of fixed-line long-distance services by requiring the caller to choose a service provider for each long-distance call by prefacing the call with numbers that identify the carrier (the “Numbering Plan”). Following the implementation of the Numbering Plan, we began to compete with Embratel in intrastate and interstate long-distance services and, since January 2000, we have been competing with Vésper in local, intrastate and interstate long-distance service and with Intelig in intrastate and interstate long-distance service.

     In December 2001, we provided over 60.0% of the total intrastate and interstate long-distance fixed-line services in the Region. We measure our market share according to the information available from our own switches, given that all long-distance calls originated in a Company’s line go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines do not go through our switches and therefore are not counted in the determination of our market share, based on the assumption that Vésper has only 2.0% of the number of customers we have.

     We are currently waiting for the authorization of Anatel in order to start competing for inter-regional long distance calls, as well as international long distance calls, which we expect to receive still in 2002.

Inter-regional and International Long Distance

     Like the other regional fixed-line companies, we were generally not permitted to offer inter-regional, international long-distance service or other specified telecommunication services until December 31, 2003. Under the terms of our concession, we can begin offering such services if Anatel certifies that we have met our network expansion and universal service targets of December 31, 2003 for each state ahead of schedule and authorizes us to provide long-distance services. Anatel has certified that we have met our 2003 targets ahead of schedule and we are currently awaiting authorization to provide inter-regional and international long-distance services in our region. We are particularly interested in providing inter-regional long-distance service between our Region and Region 2 (South and Center-West) and Region 3 (São Paulo), which we estimate represent 3% and 5%, respectively, of the total long distance traffic in Brazil. We expect to receive such authorization from Anatel in the second half of 2002.

Fixed-line Services vs. Cellular Services

     We are also subject to competition from cellular service providers. There are ten cellular service providers in the Region actually operating on a duopoly basis (two services providers for each of the five areas in which our Region is subdivided), including Band A operators such as Tele Sudeste Celular S.A., Telemig Celular S.A. and Tele Leste Celular S.A. and Band B operators that include Algar Telecom Lest ATL (a subsidiary of Telecom Americas Group, controlled by the Mexican America Moviles), Maxitel S.A. (a subsidiary of Telecom Italia Moviles- TIM, UGB-Globo, Bradesco Participações, and Grupo Vicunha) and BSE (a subsidiary of Bell South).

     The competition from cellular service providers is still limited by the fact that currently tariffs for cellular calls are much higher than tariffs for calls on our fixed-line network.

     As of 2002, however, competition in this market is expected to increase, due principally to the entry of new providers of this service in the Region, such as Telecom Italia Mobile (TIM) and our PCS Subsidiary, as well as the expected consolidation of the existing Band A and Band B operators, as they migrate to the new PCS. Such increased competition in this market, with the offer of additional enhanced services and the expected growth of existing networks, may cause a decline in tariffs, making the services of cellular telecommunications providers more competitive with those of our fixed-line business.

Network Usage Services

     Competition in the provision of local network usage services is also limited by the still limited competition in the provision of local telecommunication services. However, there can be no assurance that our current local competitor, Vésper, as well as new entrants in the local market as of 2002, such as Embratel and Telefónica, will not attempt to challenge our leading position in this market in the future.

     Moreover, prices for network usage services are expected to decline as a result of price regulation by Anatel, in particular as a result of the application of deemed productivity gains as measured by the “K-

factor.” See “ — Regulation of the Brazilian Telecommunications Industry-Rate Regulation.” Another factor that will affect this market is that long distance interconnection prices may decrease more quickly than local rates, particularly if long-distance carriers build out their own intrastate long-distance backbones. Anatel is also expected to authorize long distance companies (such as Embratel and Intelig) to provide local telecommunication services, which could also reduce our revenue from network usage services.

Data Transmission and Transport Network Services

     Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public switched telephone services. We offer data services under the private regime; hence, we are not subject, in respect of data transmission services, to the extensive network expansion and quality requirements established by the government in respect of public telephone services. The market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market primarily dedicated to large and medium-size business customers.

     Authorized specialized services companies, such as AT&T Latin America (controlled by AT&T), MetroRED (controlled by Fidelity Ventures and Boston Ventures) and Impsat (controlled by the Pescarmona Group and Morgan Stanley Private Equity Funds) are also competing with us in the provision of data services. Another specialized services company is Pegasus, a company which is part of the Andrade Gutierrez Group, one of the principal shareholders of Telemar, and in which we hold a 24.4% interest.

     Data transmission, which includes transport network and Internet services, represents 6% of our total revenues. However, data and Internet-related services have grown rapidly in Brazil as they have elsewhere, and accordingly we are preparing for expansion in this market sector. Along with growth in volume and increasing demand for broadband capacity, we anticipate significant price reductions in data transmission services as competitors expand their networks, especially after 2002. We also anticipate a shift in competition towards value-added services provided over IP platforms. Operational since January 2000, our multi-service network platform is capable of handling various IP-based applications offering high-speed connectivity, reliability and safety.

     We anticipate increased competition in value-added services such as web hosting, home banking and other Internet-based services for corporations and accordingly have spent capital expenditures of R$445.5 million for the year 2001 to establish and enhance such services. Such expenditures will go towards upgrading access (e.g. ADSL and ISDN) and transmission facilities such as satellite and Internet data centers (IDCs). We built our first IDC in Rio de Janeiro in February 2001, which became operational in March 2001 and a second IDC in São Paulo, which became operational in March 2002. In order to enhance our ability to provide differentiated Internet services, we have maintained a strategic commercial partnership with Genuity (formerly GTE Internetworking), a global Internet service provider based in Woburn, MA, USA. This strategic relationship allows us to offer Genuity’s award-winning suite of managed VPN and firewall security products. Through this partnership, we can provide customers with state-of-the-art technology for Internet communication around the world, taking full advantage of Genuity’s global capabilities. Using both, Telemar’s backbone and Genuity’s value added services, local business customers can rely on the Internet to run mission critical e-Business applications with the highest levels of performance, customer service and security.

     In order to increase our presence in this high-growth sector, TNL, the holding company, invested approximately R$10 million and holds a 17.5% stake in the Internet Group do Brasil Ltd., the controlling company of iG’s portal. In February 2001, we signed an exclusivity agreement with iG. See “ — Our Operations — Other Telecommunication Services”.

Wireless Services

     There are ten cellular service providers in the Region, including Band A operators such as Tele Sudeste Celular S.A. and Tele Leste Celular S.A. (subsidiaries of Telefónica Móviles) and Telemig Celular S.A. (controlled by Brazilian investors) and Band B operators that include Algar Telecom Leste — ATL (a subsidiary of Telecom Americas Groups, controlled by the Mexican America Moviles), Maxitel S.A., (a subsidiary of Telecom Italia Moviles — TIM, UGB (Globo and Bradesco) Participações and Grupo Vicunha) and BSE (a subsidiary of Bell South, Banco Safra, Bomboshell, Fixcel and Dercet). Unlike our existing competitors, our cellular service will be based on GSM technology. We believe that our ability to market to our fixed-line customers, our superior technology and the lower cost of GSM handsets will enable us to aggressively compete with the already established cellular service providers in our Region.

     Effects of Competition

     There can be no assurance that the continuing entry of new competitors and the new deregulation as of 2002 will not have a material adverse effect on our business, financial condition, results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long-distance service in the Region will adversely affect our related revenues. We anticipate, however, that growth in the Brazilian market will eventually help generate higher revenues, especially when we are able to offer long distance and data services on a nationwide basis. We expect that local traffic per line will continue to decline as we expand our network to lower-income customers.

     Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition.

Marketing

     We increased our marketing expenditures during 2001 to a total of R$180.2 million (see Note 3 to the Consolidated Financial Statements), primarily to market our brand name, Telemar, and our two-digit long distance access code (31). The launching of the Telemar brand name represented a significant step in the consolidation of the operating and administrative activities of the 16 operating subsidiaries by creating a single company identity covering the entire Region. As a result of such campaigns, together with loyalty plans to corporate customers and specific promotions on Christmas, New Year’s and other major holidays, we ended 2001 with more than 60% share of the market for all outgoing long-distance calls within the Region. See “— Competition — Intra-regional Long Distance.”

     Besides these two major strategic initiatives, our marketing investments were also directed to launches of new products and services. The increasing digitalization of our network allowed for the introduction of a series of new vertical services, such as call waiting, caller ID, voice messaging and other services. Our marketing efforts helped to increase the number of such services sold to customers from 2.6 million in 2000 to 3.7 million in December 2001. In January 2000, we selectively introduced ISDN in key urban areas, with a focus on providing higher speed Internet access to residential customers and small and midsize business customers. Besides its importance for our product portfolio, ISDN also plays a role in redefining our overall positioning in the Brazilian market, linking it to the growing Internet services market. The introduction of our multi-service network platform represented our first marketing efforts focused on data and Internet-related products for corporate and Internet based customers.

     We sell our products and services through the following marketing channels:

•	Our direct sales force, which focuses mainly on large corporate customers;

•	The Telemar network channel comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

•	Our own retail stores, located throughout the Region;

•	Our call and contact center, operated through Contax; and

•	The Internet.

We will market our wireless telecommunication services through a network of over 1,300 third party retail outlets, our call and contact center and through the Internet.

Research and Development

     We conduct independent research and development in areas of telecommunication services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

     In connection with the privatization of Telebrás, our operating companies in each state were required to contribute in aggregate a maximum of R$154.4 million during the three years ending July 2001 to the Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações or the Center, a research and development center formerly operated by Telebrás. As part of the agreement with the Center, we had access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing as well as consulting and training services. The Center also provided services to third parties on a fee-for-service basis. We may request technological support from the Center in addition to the support contemplated in the agreement by contributing additional funds to the Center. The Center is developing, on our behalf, projects involving an integrated billing and customer service system, plant maintenance (management of labor force), public telephone plant management and optimization of switching capacity. Systems developed by the Center for our use are not subject to royalties or licensing fees. Other projects developed by the Center, such as equipment management systems, public telephone control and external network management systems have already been implemented in several of the states in the Region by our Fixed-Line Subsidiary. Our research and development expenses, including our contribution to the Center, were R$45.9 million in 1999, R$47.4 million in 2000 and R$34.4 million in 2001. See Note 5 to the Consolidated Financial Statements. In March 2002, we signed a new contract with the Center, to provide software development and IT services to us, in the amount of R$60.0 million.

Capital Expenditures

     Before the privatization of Telebrás, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Brazilian Government. These constraints on capital expenditures prevented us from making certain investments that otherwise might have been made to improve telecommunication services in the Region. Since the privatization, these restrictions have not applied. We are now permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand and improve service under the concession. See “— Regulation of the Brazilian Telecommunications Industry — Obligations of Telecommunications Companies.”

     Our 2001 annual capital expenditures reached approximately R$10,060.0 million. Of this amount, 46.2% was allocated to fixed-line plant expansion and modernization, 21.5% to deployment of our wireless telecommunication services infrastructure, 16.8% for communication systems, 1.9% to information technology and 13.6% to others. Approximately 37% of the capital expenditures were funded with internally generated funds from our operations, and the remaining 63% through loans from

Banco Nacional de Desenvolvimento Econômico e Social-BNDES (“BNDES”) the Brazilian Development Bank, local non-convertible debentures and other financing. As of December 31, 2001, our regional telephone network included 18.1 million installed lines, of which 14.8 million were lines in service. During 2000, we invested R$2.8 billion and increased the number of installed lines by approximately 2.3 million and the number of public telephones in service by approximately 78,000.

     The following table sets forth our capital expenditures for the three-year period ended December 31, 2001.

	Year ended December 31,

	1999	2000	2001

	(millions of reais)(1)
Operational investments(2)	221.2	411.1	866.2
Telephone equipment:
Exchanges	674.0	931.8	1,918.3
Transmission	311.7	335.4	997.0
Infrastructure	52.7	101.2	68.5
External plant	562.4	761.2	3,245.5
Other	342.5	31.7	293.7
Data transmission equipment	80.0	231.6	498.8
PCS			2,172.0

Total capital expenditures	2,244.5	2,804.0	10,060.0

(1)	Columns may not add due to rounding.

(2)	Operational investments include investments to replace plant equipment and other fixed assets generally, without altering the capacity of the asset replaced, and certain investments in operational and technical support such as telecommunications management network systems.

     Our 2002 annual capital expenditure budget totals approximately R$2,200 million. We plan to finance our CAPEX by a generation of operating cash flow. Our management intends to allocate 44% of the 2002 annual capital expenditure to the wireless telecommunication services business and 56% to the fixed-line business.

Dependence on Patents, Licenses or Contracts

     The telecommunications industry is highly regulated by the Brazilian Government through its agency, Anatel. Our Fixed-Line Subsidiary operates under a concession from Anatel that authorizes it to provide specified services and sets forth certain obligations. Our PCS Subsidiary operates under a license from Anatel that authorizes it to provide wireless telecommunication services and sets forth certain obligations. See “— Regulation of the Brazilian Telecommunications Industry” and “Our Operations — Wireless Telecommunication Services”.

Seasonality

     Our main activity, which is to provide fixed-line telecommunication services, is generally not affected by seasonal variations.

Property, Plant and Equipment

     Our principal properties consist of management, retail and customer service offices located in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapá, Amazonas, Pará, Rio de Janeiro, Minas Gerais and Espírito Santo and network infrastructure sites located throughout the Region. We currently have approximately 5,359 own properties, of which 94.0% are operational sites. The total built area is around 1.5 million square meters. We also rent properties from (107 units) and to (160 units) third parties. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment. Switches include local switches, “transfer” switches that connect local switches to long-

distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.

     At December 31, 2001, plant and equipment related to switching stations represented approximately 20% of the net book value of our total fixed assets, transmission equipment represented 29%, construction in progress represented approximately 30%, buildings, underground equipment and lines represented approximately 8% and other fixed assets represented approximately 13%. At December 31, 2001, the net book value of our property, plant and equipment was R$18,125.4 million. All property and equipment which are essential in providing the services described in the Concession Agreement, are considered reversible assets. Upon expiration of the Concession Agreement, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details see Note 13 to the Consolidated Financial Statements.

Insurance

     During the concession period, our Fixed-Line Subsidiary must maintain the following insurance policies in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage. We believe that we have adequate insurance to meet our obligations under our concession.

     Our assets are covered by property insurance. We hold insurance policies which guarantee coverage for material damage and loss of revenue arising from damage. Our management considers the insured amount to be sufficient to assure protection of its net worth and operational continuity. For more details see Note 28 to the Consolidated Financials.

Regulation of the Brazilian Telecommunications Industry

     General

     Our business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. The Fixed-Line Subsidiary operates under a concession that authorizes it to provide specified services and sets forth certain obligations (the “List of Obligations”).

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agência Nacional de Telecomunicações, the “Anatel Decree”. Anatel is administratively independent and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel’s decisions may be challenged in the Brazilian courts.

     Concessions and Licenses

     Concessions to provide telecommunication services are granted under the public regime, while such services are provided through authorizations under the private regime.

     In addition to our Fixed-Line Subsidiary, the companies that operate in the public regime (“public regime companies”) include two other regional fixed-line service providers, Embratel and certain other local operators. The four primary public-regime companies (consisting of our Fixed-Line Subsidiary, the two other regional fixed-line service providers and Embratel) are the primary providers of fixed-line telecommunication services in Brazil, including local services and intra-regional, interregional and international long-distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in the Company’s Region, operate in the private regime (“private regime companies”).

     According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Public-regime companies are also subject to Anatel’s supervision in regard to the tariffs that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to continuity of service, universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

     Public-regime companies, such as our Fixed-Line Subsidiary, also often offer certain services in the private regime, of which the most significant are data transmission services.

     Both public- and private-regime companies face certain competition restrictions. Until December 31, 2003 (for public-regime companies) and December 31, 2002 (for private-regime companies), companies that provide fixed-line services are prohibited from offering interregional and international long-distance services. In the event that such companies reach their respective 2003 and 2002 targets as of December 31, 2001, these restrictions would no longer apply. See “Regulation of the Brazilian Telecommunication Industry — Obligations of Telecommunications Companies and “Regulation of the Brazilian Telecommunication Industry — Public Regime — Service Restrictions.”

     Termination of the Concession

     There are five possible ways that a public-regime company’s concession may terminate:

•	Non-renewal upon the expiration of the concession;

•	An extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian Government may operate the company, in which case the Government must be legislatively authorized to terminate the concession and indemnification must be paid to the company;

•	Termination by the company (by agreement with Anatel or through legal proceedings) as a consequence of an act or omission of the Brazilian Government that makes the rendering of the services excessively burdensome to the company;

•	Annulment, which may only occur if the company is guilty of an irreversible and serious irregularity, as determined by Anatel;

•	The occurrence of

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization,

•	the transfer of the concession without Anatel’s authorization,

•	the dissolution or bankruptcy of the company or

•	an extraordinary situation where Government intervention, although legally possible, is not undertaken since such intervention would prove inconvenient, unnecessary or would result in unfair benefits for the company. In the event a concession is terminated, Anatel may occupy the company’s properties and use its employees in order to maintain the rendering of the services.

     Fixed-Line Services-Public Regime

     Each public-regime company operates under a concession that expires in 2005 but, subject to meeting certain obligations, may be renewed for an additional 20-year period. The concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public-regime companies will be required to pay biannual renewal fees equal to 2.0% of annual net revenues from the provision of telecommunication services (excluding taxes and social contributions) during the immediately preceding year.

     Fixed-Line Services — Private Regime

     The Brazilian Telecommunications Regulations provide for the introduction of competition in telephone services in Brazil by requiring the Brazilian Federal Government to authorize four private-regime companies-one to provide local services and intra-regional long-distance service in each of the three fixed-line regions and one to provide intra-regional, interregional and international long-distance service throughout Brazil. Anatel has already granted to a private-regime operator, Vésper S.A., the licenses to operate in our region. Anatel has also granted to two other private regime companies the licenses to operate in each of the other fixed-line regions and to another private-regime company the licenses to provide intra-regional, interregional and international long-distance service in competition with Embratel. Concessions and authorizations have been granted in each fixed-line region for two regional fixed-line companies to provide local services (a public-regime company and a private-regime company), four fixed-line companies to provide intra-regional long-distance service (the two local services providers, Intelig and Embratel) and two companies to provide interregional long-distance and international long-distance service (Embratel and Intelig). Beginning in 2002, Anatel may authorize additional private-regime companies to provide intra-regional, interregional and international telephone long distance service. See “— Competition — Overview.”

     Obligations of Telecommunications Companies

     Like other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The four public-regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the Plano Geral de Outorgas (“General Plan of Concessions and Licenses”), and special obligations regarding service quality, network expansion and modernization contained in the Plano Geral de Metas de Universalização (“General Plan on Universal Service”) and the Plano Geral de Metas de Qualidade (“General Plan on Quality”).

     Public Regime — Service Restrictions

     Under the General Plan of Concessions and Licenses, we, like the other regional fixed-line companies, are generally not permitted to offer inter-regional service, international long-distance service or other specified telecommunication services until December 31, 2003. Under the terms of our concessions and licenses, our Fixed-Line Subsidiary can begin offering inter-regional and international long-distance services and our PCS Subsidiary can begin offering wireless telecommunication services if Anatel certifies that we have met our network expansion and universal service targets of December 31, 2003 for each state ahead of schedule and authorizes us to provide such services. In June 2002, Anatel certified that we have met our 2003 targets ahead of schedule and authorized our PCS Subsidiary to begin offering wireless telecommunication services. We are currently awaiting authorization to provide inter-regional and international long-distance services in our Region.

     Anatel has certified that Embratel and Telesp have met the requirements of their respective Lists of Obligations. See tables in “— Network Expansion — General Plan on Universal Service” and “— Quality of Service — General Plan on Quality.” Each regional fixed-line provider may be authorized to provide all other telecommunication services (except for fixed-line services in the private regime within the Region and cable TV services) provided that they have met their respective 2003 targets, either (i) beginning in 2004; or (ii) beginning anytime as of January 2002, as long as they have met their targets as of December 31, 2001.

     We have already met the network expansion and universal service targets of December 31, 2003 in order to permit us to expand into other markets, including interregional and international long-distance service. To meet the 2003 targets ahead of schedule, we have focused on increasing the availability of fixed-line service to smaller communities (all communities larger than 600 inhabitants) and increasing public telephone density.

     Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	Mergers between regional fixed-line service providers and cellular service providers are prohibited (a prohibition that also applies to private-regime companies); and

•	Companies offering telephone services are prohibited from offering cable television (unless they offer cable television pursuant to a public auction to provide such services in the relevant region in which no other bidder participates).

     Network Expansion — General Plan on Universal Service

     Under the General Plan on Universal Service, each regional fixed-line service provider is required to expand fixed-line service within its fixed-line region in accordance with the List of Obligations, and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public-regime companies. Our Fixed-Line Subsidiary has met its December 31, 2001 target of four weeks maximum waiting time for installation of a line before the deadline and as a result it will no longer be subject to the network expansion requirements.

     The following table sets forth our main network expansion and modernization obligations as provided in the List of Obligations at the times indicated and our performance with respect to each category of obligation at December 31, 2001.

	Company status
	at	By December 31
	December 31,
	2001	2000	2001	2002	2003	2004	2005

Minimum number of installed lines (millions)	18.1	11.8	13.5	—	—	—	—
Fixed-line service available to all communities larger than:	n.a	—	1,000	—	600	—	300
Maximum waiting time for installation of a line (weeks)(1)	n.a	—	4	3	2	1	—
Minimum number of public telephones in service (thousands)	723.9	402	483	—	—	—	—
Minimum number of public telephones per 1,000 inhabitants	7.8	—	—	—	7.5	—	8
Minimum public telephones as a percentage of fixed-lines	3.3	—	—	—	2.5	—	3

n.a.:	Not available

(1)	Applies only to areas where fixed-line service is fully available.

     Quality of Services-General Plan on Quality

     Each regional public and private regime company must comply with the provisions of the General Plan on Quality and also with the terms of its respective concessions, licenses and authorizations. All costs related to the fulfillment of the quality goals established by the General Plan on Quality must be exclusively borne by the respective telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

•	Quality of telephone calls;

•	Responses to repair requests;

•	Availability of services to users;

•	Quality of public telephones;

•	Operator availability;

•	Personal services to users;

•	Issuance of bills;

•	Responses to requests for address changes;

•	Modernization of the network; and

•	Responses to mail received from users.

     The quality standards are measured according to the definitions and quality indicators established by Anatel. The companies are obliged to report monthly to Anatel in regard to the quality goals. Additionally, the companies are obligated to provide Anatel an in-depth report and analysis in regard to each quality goal that is not achieved. Anatel may also collect such data from the companies at any time and without prior notice.

     Companies that fail to achieve the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See “— Fines and Penalties.”

     The following table sets forth information regarding our obligations at year-end 2001 through 2005 and our performance with respect to each category of obligation at year-end 2001.

	Company status	By December 31,
	at December 31,
	2001	2000	2001	2002	2003	2004	2005

Dial tone within 3 seconds (% of cases)	99.8	—	99.0	—	99.5	—	99.5
Call completion rate during peak periods (% of calls attempted)(1)	64.5	—	65.0	—	70.0	—	70.0
Maximum number of uncompleted calls due to network congestion (% of calls attempted)(1)	2.3	—	5.0	—	4.0	—	4.0
Maximum monthly repair requests (% of lines in service)	3.4	—	2.5	—	2.0	—	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	10.2	—	12.0	—	10.0	—	8.0
Residential repair response speed (% within 24 hours)	87.2	—	96.0	—	97.0	—	98.0
Nonresidential repair response speed (% within 8 hours)	88.9	—	96.0	—	97.0	—	98.0
Public telephone repair response speed (% within 8 hours)	97.5	—	96.0	—	97.0	—	98.0
Operator availability during peak periods (% response within 10 seconds)	97.2	—	93.0	—	94.0	—	95.0
Billing complaints (per thousand bills issued)	2.2	—	3.0	—	2.0	—	2.0
Minimum digitalization level of network (%)	97.1	—	85.0	—	95.0	—	100.0
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	99.4	—	96.0	—	97.0	—	98.0

(1)	For local and domestic long-distance calls.

     As indicated in the table above, we met most of the service quality targets for year end 2001 except for:

•	Call completion rate for domestic long-distance calls during peak periods;

•	Maximum number of uncompleted calls due to network congestion — domestic long distance calls;

•	Maximum monthly repair requests;

•	Response to residential change of address requests; and

•	Response to non-residential change of address requests.

     However, Anatel measures the performance of our Fixed-Line Subsidiary in each state individually. As a result, our performance in any particular state may not meet one or more quality performance targets even if our performance overall satisfies the targets set forth in the table. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more states. We are currently facing some difficulty fulfilling quality of service obligations related to “call completion rates for domestic long distance” in Roraima, Ceará, Pará, Rio de Janeiro and Pernambuco; “maximum monthly repair requests from public telephones” in Sergipe, Bahia, Maranhão and Pará; and to “residential and non residential repair response speed” in Amapá, Maranhão, Pará, Rio de Janeiro and Pernambuco. See “Regulation of the Brazilian Telecommunications Industry-Obligations of Telecommunications Companies” and “Regulation of the Brazilian Telecommunication Industry — Quality of Service — General Plan on Quality”.

     Fines and Penalties

     Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million as well as potential revocation of the concessions. Failure to meet the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$40 million.

     Interconnection

     General rules regarding interconnection are described in the Regulamento Geral de Interconexão, promulgated by Anatel. All operating companies providing public-interest services are required, if it is technically feasible to do so, to make their networks available for interconnection on a nondiscriminatory basis, whenever such a request is made by any other telecommunications provider. Anatel currently sets and adjusts the interconnection rates between two fixed-line networks as well as between fixed-line and wireless networks. Anatel has stated its plans to allow fixed-line and wireless network operators to freely negotiate interconnection rates.

     Anatel is currently requiring public regime regional fixed-line services providers to unbundle network elements and services. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements, which may be purchased separately by a party requesting infrastructure sharing.

     We are currently negotiating the proposal for the unbundling of our local network to be submitted to the interested parties, which is supposed to happen in the second half of 2002.

     Rate Regulation

     The concessions of the regional fixed-line companies and Embratel, including our concessions, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The services covered by the price cap include all of the services in the basic service plan, such as installation charges, monthly subscription fees, switched local services, intra-regional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, monthly subscription fees and measured usage charges and for long-distance services, which are determined based on five rates that vary with the time of day and the distance called.

     The initial price cap established by Anatel in the concessions was based on previously existing tariffs. The initial price cap is adjusted on an annual basis under a formula contained in the concessions. The formula allows two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+y), where y represents the rate of inflation as measured by the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price cap is adjusted downward to give customers the benefit of deemed productivity gains by multiplying the inflation-adjusted price cap by (1-K), where K represents a set productivity factor (the “K-factor”). The K-factor is applied by Anatel to the tariffs of Embratel and the regional fixed-line companies in order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency for the benefit of consumers of telecommunication services. In the period 2000 to December 31, 2005, our tariffs, the other regional fixed-line companies and Embratel will be adjusted downward, in real terms, as follows:

	K-Factor Annual Productivity Adjustments

	2000	2001	2002	2003	2004	2005

Fixed-line companies — local (services)	0%	1%	1%	1%	1%	1%
Fixed-line companies — local (interconnection)	0%	5%	10%	15%	20%	20%
Fixed-line companies — intra-regional long-distance and long-distance interconnection	2%	4%	4%	4%	5%	5%
Embratel — interregional long distance	2%	4%	4%	4%	5%	5%
Embratel — international long distance	15%	15%	15%	15%	15%	15%

     The tariffs for individual services within the basket may be increased to the extent that the weighted average tariff for the entire basket of basic services does not exceed the price cap. We may increase the tariff for any individual service by up to 9% for local services and 5% for long-distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as other prices are adjusted downward to ensure that the weighted average tariff increase does not exceed the inflation- and productivity-adjusted price cap.

     We may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price cap.

     For information on our current tariffs and service plans, see “— Rates.”

Item 5. Operating and Financial Review and Prospects

Presentation of Information

     The following discussion of our consolidated financial condition and results of operations for the three-year period ended December 31, 2001 should be read in conjunction with the Consolidated Financial Statements, which are included at the end of this Annual Report.

     The Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law Method, which differ in certain significant respects from generally accepted accounting principles in the United States, or “US GAAP”. See Note 29 to the Consolidated Financial Statements for a summary of the differences between the Corporate Law Method and US GAAP, Notes 30 for a net income (loss) reconciliation of the differences between Corporate Law Method and US GAAP for the years ended December 31, 1999, 2000 and 2001, and Note 31 for a shareholders’ equity reconciliation as of December 31, 2000 and 2001 and Notes 32 through 34 for presentations of statements of operations, changes in shareholders’ equity and additional disclosures prepared in accordance with US GAAP.

Critical Accounting Policies and Estimates

     Our significant accounting policies are described in Note 1b to the Consolidated Financial Statements included in Item 8. Regarding the preparation of the financial statements, we have relied on parameters and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Actual results may differ from those estimated, using different parameters, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different parameters and conditions, we have included comments related to each critical accounting policy described as follows:

•	Provision for doubtful accounts

•	Contingencies

•	Derivatives

Provision for doubtful accounts

     The provision for doubtful accounts is stated in an amount which we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. (See Note 3 to the Consolidated Financial Statements). Our accounting policy for establishing the provision is consistent with our billing and collection process.

     This provision is established progressively in order to recognize probable losses in relation to the collection and restrictive calling actions, progressively as of 60 days past due, and is as follows:

		% loss
Overdue bills	Collection process	Provided for

Between 30 and 60 days	Restrict outgoing calls
Between 61 and 90 days	Restrict incoming and outgoing calls	40
Between 91 and 120 days	Disconnect after 15 days advance notice	60
Between 121 and 150 days	Judicial collection	80
Over 151 days	Judicial collection	100

     We have included government entities, corporate clients and other telecommunications service providers in the calculation base of the provision. We also entered into agreements with defaulting clients to collect the receivable and when they requested we settle their debts in installments.

Contingencies

     The preparation of our financial statements requires estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period. We are currently involved in legal proceedings, as discussed in Note 20 of the financial statements.

     Unless impacted by changes in accounting standards and practices, we will continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. It may be possible, however, that our assumptions and therefore estimates will change in the future based on our assessment of any given situation. This may therefore result in changes in future provisioning for legal claims. We have stated liabilities on pending litigation based on estimates of the amounts and the range of the losses.

Labor claims

     Our management estimates the potential losses on outstanding labor claims based on the advice of external legal counsels on the likelihood of successful outcome. We record provisions against any probable chance that we will lose any given case. The Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees. These relate principally to unsafe working conditions premium, equalization of salary scales, salary differences, dismissals and other matters.

Tax claims

     The complexity of the Brazilian corporate fiscal environment often results in disputes on a number of different taxes. We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes which we do not believe are constitutional. As discussed in Note 1b to our Consolidated Financial Statements, we have accrued our estimate of the costs for the resolution of the potential losses when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added tax, service tax and taxes on revenue which are described in detail in Note 20 to our Consolidated Financial Statements. The estimates are developed in consultation with external legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

Civil claims

     We are currently involved in many claims brought by Embratel, former resellers of pre-paid calling cards and subcontractors, among others. We record provisions for any probable chance, considering the external legal counsel’s opinion on the probable outcome and estimated value involved, that these claims may be decided in a manner which is adverse to us.

Unrecognized exposures

     We have not provided for every legal, tax or civil exposure, but only for those that we consider to be probable of resulting in an unfavorable outcome based on external legal advice. We have estimated the total value of the unrecorded exposures of claims, considered as possible losses, to be R$887.0 million at December 31, 2001 (R$725 million at December 31, 2000). Even though we are not obligated to disclose the contingencies considered to be remote, we mentioned in Note 20 to the Consolidated Financial Statements a contingency concerning Federal Taxes in the amount of R$994.0 million because this loss was considered “possible” in the past. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsels.

Derivatives

     We employ risk management strategies using a variety of derivatives including foreign currency swaps, forwards and options. Our risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rate. We do not hold derivative for any other purposes.

     Results from swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on “options” and “forward” contracts are recorded in interest income (expense) only when they are realized at the time the contracts expire while unrealized losses of adjustments to fair value are recorded currently against income. The option contracts refer to the purchase and sale of US currency, whereby we paid for and received premium upon signing the option contract. The premiums are recorded in the results for the year on the accrual basis from the date of signing through the contract maturity.

     As described in Note 24 to our financial statements, at December 31, 2001, 53.9% of our debt was denominated in foreign currency, all of which was hedged using a variety of derivatives.

     For purpose of the elaboration of the reconciliation of the Corporate Law Method to US GAAP, the derivatives are recorded at fair value, and unrealized gains and losses are reflected in the statement of operations within interest income/expense. Fair values are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

     Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, as the contracts have extended maturity dates, potentially affecting principal trading interest income/expenses.

Effects of Changes in Rates and Structure of Revenues

     There were some changes in the telecommunications rates and structure of revenues that affected our results in 1999, 2000 and 2001.

     •     Elimination of Embratel revenue sharing. Until April 1998, we received a fixed percentage of revenue from interregional and international long-distance calls carried by Embratel that originated in our Region. This revenue-sharing arrangement ended effective April 1, 1998. Since then, we have received interconnection fees from Embratel on a per-minute basis for interregional and international calls which are carried by Embratel and are initiated or completed on our fixed-line network. In 1998, we began receiving a supplemental per-minute charge called the Parcela Adicional de Transição, the PAT from Embratel in order to reduce the impact of the discontinuation of the revenue-sharing arrangement. The PAT began at an average rate of R$0.018 per minute and was phased out by June 30, 2001. See “Item 4. Information on the Company — Services — Interregional and International Long-Distance Service” and “— Network Usage Services.” These changes had a substantial adverse impact on revenues in 1999 and 2000.

     •     Network usage fees. We have been receiving network usage fees from cellular operators and, since April 1998, from Embratel. The growth of cellular telecommunications and an increase in long-distance usage volumes have resulted in substantial growth of the network usage revenues in 1999, 2000 and 2001.

     •     Rate increases. In June 1999, we were authorized by Anatel to increase certain rates, resulting in an average rate increase for the basic service plan of 8.0%. Specifically, monthly subscription charges increased by 17.7%, which was the maximum permitted, while measured service charges increased by 6.9% and long-distance rates increased by 5.5%. On June 22, 2000, we were authorized by Anatel to increase the average rate for the basic service plan by 14.1%. Monthly subscription charges increased by 21.5%, while measured service charges increased by 6.7%. In order to reduce the impact of this increase on residential clients, we increased the number of pulses included in the monthly subscription charges from 90 to 100. Long-distance rates were also increased by 11.9%. On June 21, 2001, Anatel authorized us to increase our monthly subscription charges by an average of 17.0%. In February 2002, Anatel authorized us to increase our fixed-to-mobile service rates by an average of 9.9%. The agency also authorized an average increase of 10.7% valid as of February 2002, in the maximum interconnection rates, charged by the wireless operators in our Region. These maximum authorized rates, which we pay the wireless operators to complete fixed-mobile calls in their network, will be in a range from R$0.2190/minute to R$0.3161/minute, net of indirect taxes.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the “Information on the Company” section included in Item 4 in this Annual Report. As set forth in greater detail below, our financial condition and operations are significantly affected by the Brazilian telecommunications regulations, including rate adjustments. See “Item 4. Information on the Company-Regulation of the Brazilian Telecommunications Industry— Rate Regulation”. Our financial condition and results also have been, and will continue to be, affected by the economic and political environment in Brazil. See “Item 3. Key Information— Risk Factors— Factors Relating to Brazil.” In particular, our financial performance will be affected by

•	the economic growth in the Region and its impact on demand for telecommunication services;

•	the cost and availability of loans and financing;

•	foreign exchange currency rates and

•	the absence of certain authorizations, certifications and licenses from Anatel.

     Until February 1999, we were the only authorized provider of local fixed-line and intrastate telecommunications services in the Region. In February 1999, two licenses were auctioned to permit competitors to provide local fixed-line and intra-regional long-distance telecommunications services in the Region in competition with us. In July 1999, we were authorized and began to provide interstate long-distance services between the states in the Region. Our average long distance market share at December 31, 2001 was above 60.0%, slightly above the 59.5% market share at December 31, 2000. In the intrastate segment, our market-share was 70% at December 31, 2001. In the interstate (intra-regional) segment, despite greater competition, our market share has been relatively stable, measuring between 45% and 46% from January 2000 through December 2001. We estimate our marketshare using sampling techniques carried out at our switching centers. We believe that our share of the local service market is currently higher than 95%. Beginning in 2002, however, those operators that have met performance targets set for 2003 will be allowed to compete in the local market and in the long distance market nationwide, and as a consequence these market shares may change dramatically.

     There is no assurance that the entry of new competitors in the local market, in the long distance market or the other markets in which we compete will not have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, their business strategies and capabilities, prevailing market conditions, the regulations applicable to us and to the new entrants, including those pertaining to providers of wireless telecommunication services, and the effectiveness of our efforts to prepare for increased competition. For further information about competition in the Region and in the Brazilian market for fixed-line and other telecommunication services, and for an explanation about the basis for the statements on our competitive position, see “Item 4. Information on the Company — Competition.”

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk we face arises from the incurring part of our indebtedness and capital expenditures in foreign currency while our revenues are earned almost entirely in reais. As a result of this mismatch, increases in our financing expenses or capital expenditures arising from currency fluctuations may not be compensated by increased revenues. At December 31, 2001, 53.9% of our indebtedness (including debentures), or R$4,806.1 million, was denominated in foreign currency (U.S. dollars, Japanese Yen and a mix of currencies determined by BNDES).

     Devaluation of the real resulted in exchange losses on foreign-currency indebtedness of R$148.4 million in 2001.

     During the year 2001, we signed derivative contracts (swaps, options and forwards) to limit the exposure of our foreign currency debt. The majority of the derivative contracts consist of currency swaps that transfer the foreign currency exchange risk to CDI variation. Our cash investments are restated substantially at the CDI rate variation. See Note 24 to the Consolidated Financial Statements.

     On December 31, 2001, we had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) or Interbank Deposit Certificate rates (CDI), in the case of real-denominated debts, and based on the LIBOR, in the case of U.S. dollar-denominated debts. On December 31, 2001, we had derivative operations for contracts denominated in U.S. dollars in order to swap the contracts bearing interest of LIBOR + 3.0% to 5.5% p.a. to fixed rates, reducing our exposure to changes in LIBOR.

Down-stream Merger

     In November 1999, our shareholders approved a restructuring plan that was implemented and transferred to TNL for a premium of R$2,464.8 million paid by Telemar Participações S.A. (“Telemar”) in connection with the acquisition of shares representing control of TNL. As of December 31, 1999, we had recorded the premium as a permanent asset, to be amortized in 5 years, and as a share premium reserve under shareholders’ equity.

     In March 2001, CVM issued a new rule that amended the accounting principles for this down-stream merger premium. The new rule required us to write-down the premium to the amount of the future tax benefit expected to be generated by the amortization of such premium, retroactively to January 1, 2000. As a result, at January 1, 2000, we reduced the amount of the premium by R$1,599.6 million, and the resulting amount of R$824.1 million was reclassified on our consolidated balance sheet as current and non-current tax credit. At the same time, the share premium reserve under shareholders’ equity was also reduced by R$1,599.6 million to R$824.1 million. In addition, we reversed R$325.4 million of amortization that had been recorded during 2000 in connection with the portion of the premium that was reduced retroactively as of January 1, 2000.

     We record the amortization of the premium in a manner that reduces our taxable income, generating a tax benefit. The amortization of the provision is not taxed, as it is already the write-down to the amount of the tax credit. See Notes 5 and 7 to the Consolidated Financial Statements. Under the CVM rule, the tax benefit generated by the amortization of premium may revert to the benefit of the controlling shareholder. Based on this rule, in April 2000 we increased TNL’s share capital by R$13.4 million and, in April 2001 by R$167.6 million. We also increased our capital in April 2002 by R$167.6 million, which represents the tax benefit derived from the amortization of goodwill in 2001. See “Item 3. Key Information — Effects of Down-Stream Merger” and Note 1(a) to the Consolidated Financial Statements.

     The amount recorded as deferred and recoverable taxes and as share premium reserve may be adjusted by us as it corresponds to a future expectation of tax benefits that will be realized only if we have taxable income. We expect to continue generating taxable income from 2002 through 2004 and therefore expect that the amortization of the premium will reduce our income tax obligations, and thus increase our cash flow.

Network Expansion Obligations

     Our Fixed-Line Subsidiary can begin offering inter-regional and international long-distance services and our PCS Subsidiary can begin offering wireless telecommunication services if Anatel certifies that we have met our network expansion and universal service targets of December 31, 2003 for each state ahead of schedule and authorizes us to provide such services. In June 2002, Anatel certified that we have met our 2003 targets ahead of schedule and authorized our PCS Subsidiary to begin offering wireless telecommunication services. We are currently awaiting authorization to provide inter-regional and international long distance services in our Region.

     In order to achieve the targets, we carried out a comprehensive investment program, which resulted in 5.3 million lines installed in 2001. This number is similar to the number of lines that were installed from 1997 to 2000. This installation caused a substantial increase in our revenues, operating costs, selling expenses and capital expenditures in 2001. Because we met our 2003 network expansion targets, we believe that our capital expenditures for 2002 will be significantly lower than in 2001.

     Statements of Operations for 1999, 2000 and 2001

     The following table sets forth certain components of our statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2001.

	Year ended December 31,			% Change

	1999	2000	2001	1999 v. 2000	2000 v. 2001

	(millions of reais)(1)
Net operating revenue	6,222.3	8,127.0	10,103.1	30.6	24.3
Cost of services	(4,527.4)	(5,294.4)	(6,806.6)	16.9	28.6
Gross profit	1,694.9	2,832.5	3,296.4	67.1	16.4
Operating (expenses) income, net	(1,597.0)	(1,602.9)	(2,765.0)	0.4	72.5
Operating income before interest	97.9	1,229.7	531.4	1,156.1	(56.8)
Interest income	213.1	330.4	840.8	55.0	154.5
Interest expense	(255.4)	(369.9)	(1,166.3)	44.8	215.3
Operating income	55.6	1,190.2	205.9	2,040.6	(82.7)
Net non-operating income (expense)	(43.5)	15.9	(2.1)	—	(113.2)
Employees’ profit share	(26.8)	(64.8)	(28.4)	141.8	(56.2)
Income (loss) before taxes and minority interests	(14.7)	1,141.3	175.5	—	(84.6)
Income tax and social contribution	68.7	(174.6)	21.7	—	(112.4)
Minority interests	41.7	(257.2)	(56.7)	—	(122.0)
Net income	95.7	709.4	140.4	641.3	(80.2)

(1)	Columns may not add due to rounding.

     Comparison of Revenues in 1999, 2000 and 2001

     The following table sets forth certain components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended December 31,			% Change

	1999	2000	2001	1999-2000	2000-2001

	(in millions of reais)(1)
Gross operating revenues:
Telephone services:
Local services:
Installation charges	143.0	157.6	359.5	10.2	128.1
Monthly subscription charges	1,820.4	2,517.1	3,612.7	38.3	43.5
Pulses — measured services	1,764.9	1,889.7	2,065.8	7.1	9.3
Collect call revenues	59.0	85.2	112.1	44.4	31.6
Other local services	40.6	49.6	7.2	22.2	(85.5)

Total local services	3,827.9	4,699.3	6,157.3	22.8	31.0

Non-local services:
Intrastate long distance	787.2	779.9	902.7	(0.9)	15.7
Interstate and international long distance	158.7	252.8	316.6	59.3	25.2

Total non-local services	945.9	1,032.7	1,219.3	9.2	18.1

Public telephones	407.6	458.9	570.4	12.4	24.3
Fixed-mobile services	1,472.4	2,463.7	3,162.0	67.3	28.3
Value-added services	159.8	229.0	268.4	43.3	17.2

Total services	6,813.6	8,882.9	11,377.5	30.4	28.1

Remuneration for the use of the network:
Fixed-line to fixed-line network use	905.1	1,071.5	1,251.2	18.4	16.8
Cellular to fixed-line network use	155.1	206.7	244.2	33.3	18.1

Total use of the network	1,060.2	1,278.2	1,495.4	20.6	17.0

Transport network services
Dedicated digital line services — SLD	245.9	251.1	275.4	2.1	9.7
Industrial dedicated line services — EILD	234.9	339.9	344.3	44.7	1.3
IP services	8.1	46.8	54.8	477.8	17.1
Data transmission services	35.8	32.2	64.8	(10.1)	101.2
Other transport network services	6.5	8.8	47.3	35.4	437.5

Total Transport network services	531.3	678.9	786.6	27.8	15.9

Other services	27.8	10.6	0.1	(61.9)	(99.0)

Total gross operating revenue	8,433.0	10,850.6	13,659.5	28.7	25.9
Value added and other indirect taxes	(2,189.7)	(2,629.7)	(3,466.3)	20.1	31.8
Discounts	(21.0)	(93.9)	(90.1)	347.1	(3.9)

Net operating revenue	6,222.3	8,127.0	10,103.1	30.6	24.3

(1)	Columns may not add due to rounding.

     Local services

     Our revenues from local services increased 22.8% from R$3,827.9 million in 1999 to R$4,699.3 million in 2000. The growth of our revenue from local services in this period resulted primarily from a 23.1% increase in the average number of lines in service, as well as from an average rate increase of 14.1% in the average rate for the basic service plan at the end of June 2000. The average number of lines in service during 2000 was 10.8 million.

     In 2001, our revenues from local services increased 31.0% totaling R$6,157.3 million. The growth in revenue from local services in this period resulted primarily from a 25.4% increase in the average number of lines in service and also from a monthly subscriptions charges increase of 17.0%, at the end of the first half of 2001.

     Installation charges. Our revenues from installation charges increased 10.2% from 1999 to 2000, 157.6 million from 143.0 million in 1999. This increase was principally due to a 10.5% increase in the number of lines, from approximately 1.9 million in 1999 to 2.1 million in 2000.

     In 2001, revenues from installation charges increased by 128.1% totaling R$359.5 million. This increase resulted principally from a 152.4% increase in the number of lines installed during the year from approximately 2.1 million in 2000 to 5.3 million in 2001.

     Monthly subscription charges. Our revenues from monthly subscription charges increased by 38.3%, totaling R$2,517.1 million. The increase was due mainly to a 30.1% increase in the average number of lines in service as well as to the effect of a 17.7% increase in subscription rates as of June 1999 and a partial-year effect of another 21.5% increase as of late June 2000.

     In 2001, our revenues from monthly subscription charges increased 43.5%, totaling R$3,612.7 million, due principally to the 25.4% increase in the average number of lines in service in 2001 as well as to the partial-year effect of the 17.0% increase in subscription rates that went into effect in late June 2001.

     Pulses — measured services. Pulse-based revenues increased 7.1% in 2000, from R$1,764.9 million in 1999 to R$1,889.7 million in 2000. This increase was due principally to the partial-year effect of a 6.7% increase in rates that became effective in June 2000, as well as to the 6.9% increase of June 1999. The increase in revenues due to rate increases was reduced because of the increased number of pulses per month to which residential subscribers are entitled.

     In 2001 pulse-based revenues increased by 9.3%, totaling R$2,065.8 million, mainly influenced by the 25.4% increase in the average lines in service in the year and the full-year effect of a 6.7% increase in rates that became effective in June 2000. Pulse-based revenues increased at a lower rate than the average number of lines in service because most of the new lines that we installed were allocated to lower income customers who usually stay within the allowance of 100 pulses included in the monthly subscription charges.

     Collect call revenues. Local collect-call revenues grew 44.4% in 2000 to R$85.2 million from R$59.0 million in 1999, due primarily to an increase in the number of collect calls, but also to a 36.0% increase in the rates of such calls as of June 2000.

     In 2001, local collect-call revenues grew 31.6% totaling R$112.1 million. This increase was primarily due to a 25.4% growth in lines in service and a 33.3% growth in the number of cellular subscribers in the Region, which was concentrated on subscribers of pre-paid plans who are frequent users of collect-call services or reverse calls due to an imbalance of per-minute rates between fixed-mobile calls and pre-paid mobile-fixed calls.

     Other local services. Revenues from other local services consist primarily of charges for special services such as change of address and installation of extension telephones for existing customers, as well as the rental of telephone lines and equipment. Revenues from other local services increased 22.2% in 2000, from R$40.6 million in 1999 to R$49.6 million, due to the increase in the number of the change of address services, and a 30.1% increase of the average number of lines in service.

     In 2001, revenues from other local services decreased 85.5% from R$49.6 million in 2000 to R$7.2 million. Such decrease was mainly due to the alteration in virtual PBX services, from rental of equipment to monthly subscription charges, at an amount of R$38.0 million.

     Non-local telephone services

     Revenues from non-local telephone services increased 9.2% in 2000, from R$945.9 million in 1999 to R$1,032.7 million. This increase was primarily due to an increase in interstate long -distance revenues resulting from the opening of the intra-regional long-distance market in mid 1999.

     In 2001 revenues from non-local telephone services increased 18.1% totaling R$1,219.3 million, due primarily to an average increase of long distance traffic (intra and interstate) of 16.0%, as well as to an average rate increase in long distance services, as explained hereinafter.

     Intrastate long distance. Revenues from intrastate long distance calls decreased 0.9%, from R$787.2 million in 1999 to R$779.9 million in 2000. This decrease was due to the interaction of several offsetting factors, including the offer of discounts, particularly to corporate customers, in response to increasing competition in this market, a slight decrease in call volume, and the full-year effect of the 5.5% rate increase in 1999.

     Revenues from intrastate long distance increased 15.7%, totaling R$902.7 million in 2001, due to a 7.4% increase in traffic and an average rate increase of 7.4% in June 2001.

     Interstate long distance. Revenues from interstate long distance calls increased 59.3% from R$158.7 million in 1999 to R$252.8 million in 2000. This increase was due primarily to the full-year effect of the partial opening of the long distance market in July 1999, when we began offering interstate (intra-regional) long distance services. This increase was partially offset by rate reductions that we offered in connection with loyalty programs and special promotions.

     In 2001, revenues from interstate long distance increased by 25.2% totaling R$316.6 million, mainly due to 18.7% traffic increase and an average 7.8% rate increase in June 2001.

     Public telephones

     Revenues from charges for the use of public telephones increased 12.4% in 2000 from R$407.6 million in 1999 to R$458.3 million, due to the June 1999 increase in per-unit public telephone rates as well as the partial-year effect of an increase in per-unit public telephone rates of 6.5% that became effective in June 2000, and an increase of approximately 429,000 in the number of public telephones in operation.

     In 2001, revenues from charges for the use of public telephones increased 24.3% totaling R$570.4 million. This increase was primarily due to the effect of the increase, in June 2000, of 6.5% in per unit telephone rates as well as the partial-year effect of 12.0% increase in per-unit public telephone rates that became effective in June 2001, and a 9.0% increase in the sale of public telephone cards. In 2001, there was an increase of approximately 68.7% in the number of public telephones, due to our commitment to anticipate the 2003 targets.

     Fixed-to-Mobile services

     Revenues in this category consist of charges for the calls from fixed-line to cellular telephones, which are billed per minute at different rates depending on the location of the caller and the distance of the call. Calls within the same registration area (generally the same city) are billed at the lowest rate (VC1), while calls to a different city within the same state are billed at a higher rate (VC2), and interstate calls are billed at an even higher rate (VC3). See “Item 4. Information on the Company — Rates — Fixed-to-mobile Rates.” Revenues from fixed-line-to-cellular services increased 67.3% in 2000 from R$1,472.4 million in 1999 to R$2,463.7 million. This increase was principally due to the growth of call volume, as well as to the effects of a 9.1% rate increase as of January 2000. Fixed-to-mobile traffic increased by 2,438.8 million minutes in 2000, representing an increase of 66.3%, due to a 52.0% of growth of the number of cellular subscribers.

     In 2001, revenues from fixed mobile services increased 28.3%, totaling R$3,162.0 million, due to an average traffic increase of 13.0%, and an increase in average rates of 9.8% in January 2001. Although the average traffic increased 13.0%, VC2 traffic increased 24.6% and VC3 traffic increased 34.8%.

     Value-added services

     Revenues from value-added services consist primarily of services such as directory assistance, caller ID, call waiting, voice mail and call forwarding. Revenues from value-added services increased 43.3%, from R$159.8 million in 1999 to R$229.0 million in 2000, as well as 17.2% in 2001, representing total revenues of R$268.4 million, due primarily to higher demand for such services through marketing campaigns and special promotions, and the increase in the average number of lines in service.

     Remuneration for the use of the network

     Fixed-line to fixed-line network use. This item includes revenues we received from Embratel for the use of our network in completing long-distance calls, as well as, up to June 2001, the “PAT”, a supplemented per-minute charge that we received from Embratel in order to reduce the impact of the revenue-sharing arrangement ceased between us (See “Item 4. Information on the Company — Our Operation — Network Usage Services”). Such revenues increased 18.4% in 2000, from R$905.1 million in 1999 to R$1,071.5 million, due principally to the full-year effect of Embratel’s presence in the intrastate long distance market, as well as the partial-year effect of a 14.1% increase in network usage rates in late June 2000.

     In 2001 fixed-line to fixed-line network use revenues increased 16.8%, totaling R$1,251.2 million, due to a 15.9% traffic growth, the full year impact of the 14.1% increase in network usage rates in late June 2000, and the partial-year effect of 8.0% average rate increase in June 2001. Such increase in rates was partially offset by the phasing out of the PAT, decreasing such revenue from R$84.5 million in 2000 to R$18.6 million in 2001.

     Cellular to fixed-line network use. Revenues in this category consist primarily of amounts paid by cellular telephone service providers for the use of our network for completing calls initiated on their networks. Such revenues increased 33.3%, from R$155.1 million in 1999 to R$206.7 million in 2000, and by 18.1% in 2001 totaling R$244.1 million, due primarily to traffic growth which resulted from the increase in the number of cellular telephone subscribers and a 8.0% increase in rates in June 2001.

     Transport network services

     Dedicated digital line services — SLD. Revenues from dedicated digital line services consist of payments for the rental of dedicated digital lines for data transmission, which are utilized primarily by corporate clients. Such revenues increased 2.1% in 2000, from R$245.9 million in 1999 to R$251.1 million in 2000. In 2001, revenues increased 9.7% totaling R$275.4 million. This increase was due to a migration from lower to higher speed lines and a reduction of the number of leased lines.

     Industrial dedicated digital line services — EILD. Revenues in this category consist of payments for leases of dedicated data-transmission lines by providers of telecommunication services, primarily cellular telephone companies, which use such services to link their radio base stations to their switching centers. Such revenues increased 44.7%, from R$234.9 million in 1999 to R$339.9 million in 2000, due primarily to a 52.0% increase in the number of cellular telephone subscribers.

     In 2001, EILD revenues increased 1.3% to R$344.3 million. Such increase resulted from the replacement of low speed data transmission lines to higher bandwidth data transmission lines, which was almost totally offset by the decrease in the number of lines leased from us by other providers, as they set up their own network. The impact of increasing competition in the metropolitan area networks also resulted in lower prices, specially for the higher bandwidth lines.

     IP services. IP services consist of dedicated and dial-up access to the Internet for companies and Internet service providers, as well as virtual private network services that allow the formation of corporate networks such as intranets and extranets. Revenues from Internet protocol services increased 477.8%, from R$8.1 million in 1999 to R$46.8 million in 2000, as our backbone became operational on-line, as well as the expansion of new Internet access services, to corporate customers and Internet service providers.

     In 2001, revenues from IP services increased by 17.1% totaling R$54.8 million, due to the increasing offer of additional services, such as dial-up and dedicated VPN IP services.

     Data transmission services. Revenues from data transmission services decreased 10.1% in 2000 from R$35.8 million in 1999 to R$32.2 million in 2000, due to the high level of competition in this segment as well as decreases in the prices charged for such services.

     In 2001, revenues from data transmission services increased 101.2%, totaling R$64.8 million, due to the increasing sales effort of new switched packet and frame relay services during the year to small and medium businesses.

     Other transport network services. Revenues from other transport network services consist principally of the rental of dedicated analog data-transmission lines and circuits.

     In 2000, revenues from other transport network services increased 35.4%, from R$6.5 million in 1999 to R$8.8 million in 2000, due to the increase in the rental of circuits to corporate customers.

     In 2001, revenues increased 437.5% to R$47.3 million, due to the following: (i) revenues from our contact center subsidiary Contax (R$6.6 million) and (ii) revenues from digital trunk and ISDN lines (R$29.6 million in 2000), which were charged as monthly subscription.

     Other services

     Revenues in this category consist principally of revenues derived from advertisements in the telephone directories and from billing and collection services. Such revenues declined 61.9%, from R$27.8 million in 1999 to R$10.6 million in 2000, due to a decrease in revenues from billing and collection services for third parties.

     The decrease in other services revenues is caused by the classification of the new contracts with Intelig and Vesper and related basically to directory assistance and billing, as other operating income. These services for third parties increased by 213.5%, totaling R$32.6 million in 2001.

     Cost of Services

     Cost of services increased 16.9%, from R$4,527.4 million in 1999 to R$5,294.4 million in 2000, and by 28.6% in 2001, totaling R$6,806.6 million. The following table sets forth certain components of our cost of services, as well as the percentage change compared to the prior year.

	Year ended December 31,			% Change

				1999 v.	2000 v.
	1999	2000	2001	2000	2001

	(millions of reais)
Cost of services:
Depreciation and amortization	2,646.9	2,427.1	2,737.3	(8.3)	12.8
Interconnection	916.4	1,634.7	2,334.6	78.4	42.8
Services	422.5	479.4	705.8	13.5	47.2
Personnel	400.3	397.2	525.4	(0.8)	32.3
Materials	63.7	195.4	263.2	206.8	34.7
Rental and Insurance	61.5	147.0	220.4	139.0	49.9
Other	16.0	13.6	19.9	(15.0)	46.3

Total cost of services	4,527.4	5,294.4	6,806.6	16.9	28.6

     Depreciation and amortization

     Depreciation and amortization cost decreased 8.3% to R$2,427.1 million in 2000 and increased 12.8% in 2001, totaling R$2,737.3 million. The decrease in 2000 was due primarily to certain assets being totally depreciated during the year. The increase in 2001 was due to the capital expenditures made throughout the year which were highly concentrated in the second half of 2001 in connection with our expansion to meet the 2003 targets.

     Interconnection

     Interconnection costs consist primarily of payments by us to cellular service providers for the completion of calls originating on our network and terminating on cellular networks. Interconnection service expenses increased 78.4% in 2000 and 42.8% in 2001. The increases were due primarily to growth in call volume, corresponding to the huge growth in both fixed and mobile platforms and the increase in mobile interconnection rates of some 20.0% in the fourth quarter of 2000.

     Services

     Consist primarily of third-party “technical plant” services, which relate mainly to:

•	fees charged by third-parties for measuring the traffic between the networks of telecommunication services providers;

•	installation services;

•	maintenance and repair of terminal equipment and infrastructure; and

•	producing, publishing and distributing telephone directories.

     Expenses for third-party services increased 13.5% in 2000 and 47.2% in 2001. The increase in 2000 was due primarily to traffic measurement fees, which began in 1999 with the competition in the long-distance sector, and totaled R$30.9 million in 2000, as well as an increase in telephone directory expenses. These increases were partially offset by a decrease in technical plant services of approximately 9.5% (from R$323.9 million in 1999 to R$293.2 million in 2000). However, in 2001 there was an increase of R$197.3 million in the expenses related to plant maintenance and installation in consequence of the 41.4% growth in our number of lines, due to the anticipation of the 2003 targets.

     Personnel

     Personnel expenses recorded under cost of services reflect expenses for personnel involved in plant maintenance, installation and repair. Personnel expenses decreased 0.8% from R$400.3 million in 1999 to R$397.2 million in 2000, and increased by 32.3% to R$525.4 million in 2001.

     In 2000, the decrease reflects a 3.3% reduction of the average number of full time employees allocated to plant operation, maintenance, expansion and modernization, from 13,342 employees in 1999 to 12,900 employees in 2000, partially offset by a slight increase of our average salaries.

     In 2001, the increase in personnel expenses was due to the increase of our average number of employees, due to the anticipation of the targets set for 2003, from an average of 12,900 employees in 2000 to 18,300 employees in 2001 (+42.0%). The increase in personnel expenses partially offset by the lower salaries of the employees hired throughout the year.

     Materials

     Expenses for materials increased 206.8% in 2000 and 34.7% in 2001. The increase in costs of materials in 2000 resulted principally from the accelerated growth of the network, which required the replacement of a large quantity of existing copper cables with fiber optic cables as well as the replacement of internal cables in residential and commercial buildings.

     The increase in materials costs in 2001, is basically related to:

•	Maintenance materials for the network, which increased by 82.5%, from R$77.6 million to R$141.1 million, during the year, due to the huge growth in line activations in 2001 (5.3 million lines, compared to 2.1 million lines in 2000); and

•	Phone cards, which increased 20.0%, due to the increase in the number of cards purchased (+8.9%) and a cost increase of 10.0%.

     Rental and Insurance

     Rental and insurance costs consist primarily of insurance and fees paid to third parties as well as equipment rental for our network. These costs increased 139.0%, from R$61.5 million in 1999 to R$147.0 million in 2000 and by 49.9% in 2001, totaling R$220.4 million. The increase in 2000 was caused by an increase in the rental from Embratel for the rental of dedicated lines and satellite transponders used by us to provide long-distance services. The number of transponders used by us increased from two, in 1999, to nine in 2000 as a result of our entry into the interstate (intra-regional) long distance market.

     In 2001, rental and insurance costs increased mainly in relation to the platform growth to anticipate the 2003 targets and rental cost increase in several items, such as posts, satellite transponders, lease of industrial dedicated line services and, vehicles and buildings.

     Other

     Other costs of services consist primarily of certain taxes, in particular a tax imposed by Anatel on providers of telecommunication services, referred to as Taxa de Fiscalizacão de Telecomunicações (“FISTEL”), which represents a fee for the inspection of switching stations.

     In 2001, other costs totaled R$19.9 million, reflecting also the increase in FISTEL fees in connection with the plant growth.

     Net Operating Expenses

     Net operating expenses include selling, general and administrative and other operating (income) expense. Total net operating expenses increased 0.4%, from R$1,597.0 million in 1999 to R$1,602.9 million in 2000 and increased 72.4% in 2001, totaling R$2,765.0 million. The following table sets forth certain components of our net operating expenses, as well as the percentage change compared to the prior year.

	Year ended December 31,			% Change

	1999	2000	2001	1999-2000	2000-2001

	(in millions of reais)
Net Operating (expenses) income:
Selling	(863.3)	(885.7)	(1,571.0)	2.6	77.4
General and administrative	(877.0)	(835.8)	(869.7)	(4.7)	4.1
Other net operating income (expense)	143.3	118.6	(324.3)	(17.2)	(373.4)
Total net operating (expenses) income	(1,597.0)	(1,602.9)	(2,765.0)	0.4	72.5

     Selling Expenses

     Selling expenses increased from R$863.3 million in 1999 to R$885.7 million in 2000 and R$1,571.0 million in 2001. The increase in 2000 was due principally to increased marketing efforts to meet the competition in the long distance market that began in the middle of 1999.

     The increase in 2001 was mainly due to the increase in bad debt provisions, which grew 323.2%, or R$706.9 million, reaching R$925.6 million. The increase in bad debt provisions resulted from several factors such as: the increase in sales to lower income customers, the Brazilian economic slowdown in 2001, and the implementation of an integrated accounts receivable system and improvement in information, which resulted in a more rigorous analysis of outstanding accounts receivables during the year. Additionally, we increased our bad debt provisions by R$344.0 million to include some government agencies, corporate customers and other telecom service providers, which could present some collection risk especially due to the increasing number of competitors offering services in our Region.

     Marketing expenditures grew 20.1% or R$30.2 million, from R$150.0 million in 2000 to R$180.2 million in 2001, due to several campaigns involving all medias, such as Internet, newspaper/magazines, participation in fairs and other events. These campaigns were addressed to consolidate our brand name and our selection code (31) for long distance calls as well as to launch new products, such as Velox and Vocall, and to promote “’Telemar Corporate/Division”, which is primarily focused on plans and products to corporate customers and to the middle market.

     General and Administrative Expenses

     General and administrative expenses decreased 4.7% from R$877.0 million in 1999 to R$835.8 million in 2000 and increased 4.1% to R$869.7 million in 2001. The decrease in 2000 was due primarily to a reduction in administrative employees resulting from the centralization and standardization of certain back-office functions, which was offset by an increase in costs associated with the layoffs of some employees in the first quarter of 2000. The increase in 2001 was mainly due to the additional spending of consultancy, legal advisory and data processing expenses, all related to the corporate restructuring process, as well as systems integration and support for our corporate data processing center. Also, there were additional expenses with specialized collection services, related to the stricter collection procedures adopted by us in 2001.

     Other Net Operating Income (Expense)

     Other net operating income (expense) includes revenues from fines collected for the late payments by customers, technical and administrative services (such as billing, computer services and similar) rendered by us to third parties (principally cellular companies), research and development expenses, provisions for contingencies and miscellaneous.

     We recorded other net operating income of R$143.3 million in 1999, compared to R$118.6 million in 2000. In 2001, we recorded a net operating expense of R$324.3 million.

     The decrease in net operating income in 2000 was due mainly to a normal increase in the amortization of the down-stream merger premium from R$41.1 million in 1999 (one month, gross of the provision) to R$167.6 million in 2000 (12 months, net of the provision as determined by CVM in 2000), as well as to a decline in fines and expenses recovered. These effects were partially offset by a decrease in taxes other than income taxes (from R$85.9 million in 1999 to R$25.6 million in 2000) and an increase in reversals of contingencies (from R$109.2 million in 1999 to R$149.2 million in 2000). See Note 5 to Consolidated Financial Statements.

     The increase in other operating expenses in 2001 was primarily due to additional provisions for contingencies based on probable losses resulting from a number of significant new and outstanding lawsuits as well as monetary valuation, based on the reports of our external legal consultants. Additional provisions relate to the interest accrued on the amount of tax claims and monetary restatement of civil and labor claims. Interest on the amount of tax claims is accrued based on the market rate (SELIC).

     Other operational revenue from fines applied on late payments reached R$102.0 million in 2001, against R$75.3 million in 2000.

     Additionally, due to the corporate restructuring we recorded the write-off of the negative goodwill, totaling R$175.4 million.

     Interest Income

     We recorded interest income of R$213.1 million in 1999, R$330.4 million in 2000 and R$840.8 million in 2001. The 55.0% increase in interest income in 2000 was due primarily to the R$400.0 million loan obtained at the end of December 1999, which improved our cash position during 2000. In 2001, our cash position was substantially higher (61.0% on average) than in 2000.

     Interest Expense

     Interest expense amounted to R$255.4 million in 1999, R$369.9 million in 2000 and R$1,166.3 million in 2001. The 44.8% increase in interest expense in 2000 resulted primarily from an increase of 41.0% in the average amount of loans outstanding, as well as from exchange rate losses on loans denominated in foreign currency. In 2001, the increase of 215.3% in interest expense followed the growth of our gross debt, from R$2,830.7 million at the end of 2000 to R$8,919.9 million at December 31, 2001. The average gross debt position increased 329.3% in 2001. We were also affected by the average devaluation of 28.5% of the Brazilian currency in 2001.

     Non-operating income (expense), net

     Net non-operating expenses under the Brazilian Corporate Law are comprised principally of equipment disposal in connection with the modernization of the network, and equity earnings and losses due to equity participation alternations.

     In 2000, we had non-operating income of R$15.9 million against R$43.5 million non-operating expense in 1999. This resulted principally from R$14.9 million of equity earnings from increased participation in our Fixed-Line Subsidiary, in addition to a small amount of income realized on the disposal of certain equipment.

     In 2001, we had a non-operating expense of R$2.1 million, showing a 113.3% decrease compared to 2000, consisting mainly of the write-off of equipment in connection with the modernization of the network and earnings obtained from the increase in participations in subsidiaries.

     Employees’ Profit Sharing

     All Brazilian companies are required by Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. For Telebrás, like other state-owned companies, such profit sharing payments were limited to 25.0% of the total dividends proposed. Following the privatization of Telebrás, the 25.0% limit on employee profit sharing was canceled, and the amount of employee profit sharing is now determined entirely by negotiations between us and our employees or the labor unions representing them. Our employees’ profit sharing totaled R$26.8 million in 1999, R$64.8 million in 2000 and R$28.4 million in 2001. The variation in employees’ profit sharing as a percentage of net income is primarily caused by the fluctuations in the income of our subsidiaries (see “— Minority Interests”), which is the basis for calculating employees’ profit sharing, as well as variability of the targets that we negotiated with them.

     Income Tax and Social Contribution

     We recorded income and social contribution tax benefit of R$68.7 million in 1999 and a charge of R$174.6 million in 2000, compared to the tax benefit of R$21.7 million of income and social contribution tax expense in 2001. The tax benefits recorded in 2001 resulted primarily from the tax effect of the provision for premium reduction, permanent elimination of the amortization of negative goodwill and the tax effect of interest on capital. The composite statutory rate of income taxes was 34.0% in 2000 and 2001 and 33.0% in 1999.

     The rate of social contribution taxes increased from 8.0% to 12.0% for the period from May 1, 1999 to January 31, 2000, then reduced to 9.0% for the period from February 1, 2000 to December 31, 2002 and is expected to return to 8.0% as of January 1, 2003. The rate of 9.0% was used to calculate our deferred social contribution at December 31, 2001 according to the Corporate Law Method.

     Minority Interests

     Minority interests reflect the participation of the Fixed-Line Subsidiary’s minority shareholders in the net income or loss.

     Net Income

     As a result of the above, our net income increased by 641.3%, from R$95.7 million in 1999 to R$709.4 million in 2000, and decreased by 80.2% to R$140.4 million in 2001.

Liquidity and Capital Resources

     Our principal use of funds is for capital expenditures and payments of dividends to shareholders of TNL and of the Fixed-Line Subsidiary. Capital expenditures totaled R$2,244.5 million, R$2,804.0 million and R$10,060.0 million for the years ended December 31, 1999, 2000 and 2001, respectively. The expenditures was primarily related to the expansion and modernization of our network. See “Item 4. Information on the Company — Capital Expenditures.” In addition, we paid dividends and interest on capital at an amount of R$235.4 million, R$315.0 million and R$386.5 million in 1999, 2000 and 2001, respectively. At our annual shareholders’ meeting held on April 25, 2002, the shareholders of TNL approved a distribution of R$300.0 million in dividends in respect of the 2001 income.

     TNL’s principal assets are the shares of the Fixed-Line Subsidiary. TNL relies almost exclusively on dividends/interest on capital from the Fixed-Line Subsidiary to meet its needs for cash, including the payment of dividends to its shareholders. TNL controls the payment of dividends/interest on capital by the Fixed-Line Subsidiary, subject to limitations under the Corporate Law.

     Our primary source of funds is cash flow generated from continuing operations of our Fixed-Line Subsidiary, net of taxes applicable to both continuing and discontinued operations. Cash flow provided by operating activities was R$2,163.4 million in 1999, R$3,063.3 million in 2000 and R$5,001.8 million in 2001. We consider that the cash flows provided by our operating activities are sufficient for our foreseen requirements.

     In the past, our investments were financed using a combination of inter-company loans from Telebrás and the system of “auto-financing”. Under the system of auto-financing, prospective telephone customers were required to make expansion plan contributions directly to the telephone company from which service was solicited. Such contributions to the Fixed-Line Subsidiary were capitalized issuing preferred shares to its new customer at the first annual shareholders meeting following the year in which the customer completed payment of the expansion plan contribution. The system of auto-financing has been terminated, and no new contracts have been signed after June 1997. See Note 23 to the Consolidated Financial Statements.

     We had R$8,919.9 million of total indebtedness at December 31, 2001, including R$1,300 million in local debentures issued in 2001, compared with R$2,830.7 million of total indebtedness at December 31, 2000. The principal source of the indebtedness, apart from those debentures, was financing from suppliers for the purchase of equipment and from the BNDES. Approximately 53.9% of our total financing at December 31, 2001 was denominated in U.S. dollars (compared with 45.1% at December 31, 2000), primarily from equipment suppliers. At December 31, 2001, approximately 74% of our financing bore interest at floating rates. By year end in 2001, our floating-rate dollar-denominated financing, bore interest at rates LIBOR + 7% per annum, and our real-denominated financing bore interest at 17% per annum.

     In December 2000, we renegotiated our bridge loan with BNDES, increasing the available credit from R$400 million at December 31, 1999 to R$2,700 million at December 31, 2000, of which R$1,001 million had been disbursed until the end of 2000. In 2001, the remaining balance of R$1,869 million was disbursed by BNDES. The difference to the nominal R$2,700 million facility is due to monetary adjustments. The BNDES facility, 30% of which denominated in foreign currency, provides for repayment in equal monthly installments, beginning in January 2002 through the final maturity of the facility, in January 2008. The interest rate on the local currency portion of the loan is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per year, and, on the foreign currency portion, a currency basket determined by the BNDES. Both interest rates are determined quarterly by the BNDES.

     At an extraordinary General Shareholders’ Meeting held on April 30, 2001, the shareholders of TNL approved the issue of R$1,300 million five-year non-convertible debentures in the domestic market, bearing a six-month floating interest rate of CDI plus 0.7% per annum. The debentures were placed on July 27, 2001. Interest provisioned in 2001 was R$17.9 million, recorded as “other accounts payable — current liabilities”.

     On August 10, 2001, TNL PCS S.A., our PCS Subsidiary, as issuer, and TNL as guarantor, signed a Note Purchase Facility Agreement in the amount of R$1,425 million with TNL PCS’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as an arranger, together with seven other international banks. This facility has a five-year term maturity from August 2004 to August 2009, and bears a floating interest rate of three-month LIBOR plus 3.3% to 5.5% per annum. The amount of R$1,153 million has been drawn by us in this facility in 2001.

     In August 2001, TNL signed a Loan Agreement with Japan Bank for International Cooperation (JBIC) for the Yen equivalent of up to US$ 300 million (¥41 billion) to finance the expansion of TNL’s telecommunications network in an effort to meet Anatel’s 2003 targets by the end of 2001. Outstanding principal amounts under the JBIC Facility bear interest at a fixed rate of 1.65% per annum, payable semi-annually. Along with other covenants customary for financings of this type, the JBIC facility requires that TNL meet, on a quarterly basis, two ratios: total consolidated debt to EBITDA may not exceed 4.5 to 1, and EBITDA to interest expense has to be greater than 1.75 to 1.

     In September 2001, TNL signed a credit facility with The Fuji Bank Limited for US$ 100 million to finance its various telecommunications projects. The principal on the loan bears interest at LIBOR plus 1.50% and is repayable in 11 equal semi-annual installments beginning September 2001 through September 2006. The Fuji Bank Facility contains covenants customary for financings of this type, including a lien covenant substantially similar to that contained in the PCS vendor financing facility and financial covenants identical to those contained in the JBIC facility.

     Since 1999, TNL has signed a number of smaller vendor financing arrangements to support the purchase of equipment and services needed for the continuous expansion of its telecommunications network. Like the facilities above, these vendor financings contain typical project-style limitations on the operations of TNL, such as restrictions on liens (similar to the restrictions described above), sales of assets and/on mergers as well as the requirement to meet the financial covenants described above. These vendor financings represent an aggregate outstanding principal amount of US$304 million and have maturities ranging from 2002 to 2004.

     We were party to credit agreements signed before the privatization of Telebrás that contained covenants restricting, among other things, (i) the ability of Telebrás to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of Telebrás System and (ii) the ability of the Federal Government to dispose of its controlling interest in Telebrás and its subsidiaries. During 2000, we renegotiated the existing loan agreements agreed upon prior to the privatization of Telebrás and thus cured the situation of default arising under such covenants.

     For additional information on our defaults see “Item 13 Defaults, Dividend Arrearages and Delinquencies”.

US GAAP Reconciliation

     We have presented our Consolidated Financial Statements in accordance with the Corporate Law Method, which differs in significant respects from US GAAP. The differences are described in Note 29 to the Consolidated Financial Statements. In 1999 US GAAP net income was R$31.6 million compared to Corporate Law Method net income of R$95.7 million. In 2000, US GAAP net income was R$962.4 million compared to Corporate Law Method net income of R$709.4 million. In 2001, US GAAP net loss was R$90.1 million compared to a Corporate Law Method net income of R$140.4 million. At December 31, 1999, shareholders’ equity under US GAAP was R$10,302.6 million compared to R$11,470.2 million under the Corporate Law Method. Shareholders’ equity under US GAAP was R$10,977.2 million at December 31, 2000, compared to R$10,331.4 million under the Corporate Law Method. At December 31, 2001, shareholders’ equity under US GAAP was R$10,503.1 million compared to R$10,023.3 million under the Corporate Law Method.

     The differences between the Corporate Law Method and US GAAP that have the most significant effects on net income and shareholders’ equity are the inflationary accounting methodology and indices through 1997, the treatment of the corporate reorganization, pension and other post-retirement benefits, funds for capitalization, capitalization and depreciation of capitalized interest, development stage subsidiaries (deferred charges), down-stream merger, earnings per share and income taxes and social contribution.

Item 6. Directors, Senior Management and Employees

Board of Directors

     TNL is managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria). The Board of Directors is currently made up of eleven regular members and eleven alternates serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

     The following are the members of the Board of Directors and their respective positions.

Name	Position

Fersen Lamas Lambranho	Chairman
Carlos Francisco Ribeiro Jereissati	Director
Celso Fernandes Quintella	Director
José Mauro Mettrau Carneiro da Cunha	Director
José Fernandes Pauletti	Director
Eleazar de Carvalho Filho	Director
Rossano Maranhão Pinto	Director
Alkimar Ribeiro Moura	Director
Necker Carvalho de Camargos Filho	Director
Luciano Galvão Coutinho	Director
Antonio Cortizas Noguerol	Director

     The following are brief biographies of the members of the TNL Board of Directors:

     Fersen Lamas Lambranho, born on October 11, 1961 is the Chairman of the Board of Directors. He was elected substitute member of the Board of Directors of the Company in August 1999, and was appointed a regular member and Chairman in August 2001. He has also served as a member of the executive board of Telemar Participações since 25 August 1999. He is also partner of GP Investmentos S/C Ltda and member of the Board of Directors of many companies such as Playcenter S.A., ABC Supermercados S.A., Lojas Americanas and São Carlos Participações e Investimento. Before being appointed to the TNL Board of Directors he served in several positions at Lojas Americanas S.A., including the CEO from 1996 to 1998. He holds a BSc. in Engineering and an MBA from COPPEAD (Instituto de Pós Graduação e Administração de Empresas), both at Universidade Federal do Rio de Janeiro and also an OPM (Owner’s President Management Program) at Harvard Business School in 1996.

     Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of the Board of Directors since August 1998 and Chairman of the Board of Directors from August 1998 to August 2000. He is the Chief Executive Officer and member of the Board of Directors of Telemar Participações since 1998. He served as Chairman of the Board of Telemar from November 1998 to September 2000. He served as member of the Board of Directors of the São Paulo Stock Exchange, as Vice Chairman of the Board of Directors of Companhia Vidraçaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of ABRASCE (Brazilian Association of Shopping Malls). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/Iguatemi) and member of the Consultant Council of SECOVI (Union of the Companies engaged in the Purchase, Sale, Rental and Management of Residential and Commercial Real Estate of São Paulo). He holds a degree in economics from Mackenzie University of São Paulo.

     Celso Fernandez Quintella, born on January 29, 1944, has served as a member of the Board of Directors since April 1999. He has been a director of Construtora Andrade Gutierrez and of Andrade Gutierrez S/A (the AG group holding Co.) since 1991 and also director of Telemar Participações S.A. since August 1999. He was a member of the Board from Flexibrás Tubos Flexíveis from 1986 to 1989. He holds a degree in Engineering from Universidade Federal do Rio de Janeiro and has graduated as OPM (Owner’s President Management Program) in Harvard Business School.

     José Mauro Mettrau Carneiro da Cunha, born on December 4, 1949, has served as a member of the Board of Directors since August 1999. He has been an Executive Officer of BNDES since 1991, occupying the position of Vice-President between 1993 and 1995 and from 1999 to the present. He has been a Member of the Board of Aracruz Celulose S.A since 1999 and was a Member of the Board of Light S.A. from 1997 to 2000. He holds a degree in mechanical engineering from the Universidade Católica de Petrópolis and a master degree in Industrial and Transportation Projects Engineering from COPPE of the Universidade Federal do Rio de Janeiro.

     José Fernandes Pauletti, born on February 17, 1949, has served as a member of the Board of Directors and CEO of TNL since December 2001. He has been serving as the acting CEO since July 25, 2001, accumulating the position of Chief Operations Officer since May 5 1999. Before that, he also served as top executive officer at Embratel, STC, Elebra, Digital Equipment Corporation and Promon. He holds a degree in Business Administration from Universidade de Caxias do Sul- RS and MBA from Fundação Getúlio Vargas São Paulo.

     Eleazar de Carvalho Filho, born on July 26, 1957, has been a member of the Board of Directors since April 2001. He has been the Superintendent Officer of BNDESPar and Executive Officer of BNDES since April 2000, in charge of the Secretariat of Support to Privatization and of the Privatization Area — AD and Privatization Services Area — ASP and is currently the President of BNDES since the beginning of 2002. He worked in Banco Crefisul de Investimento between 1981 and 1985 in the areas of macroeconomics, fixed income and as Assistant Officer of the International Area. He served as Financial Officer of Alcoa Alumínio from 1986 to 1992, as well as Vice-President of the Alcoa Cultural Institute. He was also in charge of the Alcoa insurance company and insurance brokerage company and served as superintendent officer of Alcoa Previ. Mr. Carvalho worked at Banco de Investimentos Garantia from 1992 to 1998, first in the Corporate Finance area in São Paulo (1992/94) and then as head of the Rio de Janeiro office in the areas of Corporate, Capital Markets and Private Banking (1994/98). From April 1998 to March 2000, he worked at Banco Warburg Dillon Read, in charge of the Corporate Finance area in Brazil, first as Managing Director and then as Chief Executive Officer as of April 1999. He holds a degree in economics from the New York University, a masters in International Relations from The John Hopkins University and a specialization degree in Corporate Financial Management from the Harvard Business School.

     Rossano Maranhão Pinto, was born on July 17, 1957 and has served as a member of the Board of Directors since April 1999. He currently serves as a senior Vice-President for the International and Wholesale Banking Divisions and as a member of the Board of Directors of Banco do Brasil. He is also a Director of the Brazilian American Merchant Bank. He joined Banco do Brasil S.A. in 1976 where, among other positions, he served as Team Coordinator and Deputy Manager of the Financial Administration Department at the International Division. He also served as Managing Director of the International Strategic Business Unit, Managing Director of BB Leasing Company Ltd. and Managing Director of BB Leasing S.A. Arrendamento Mercantil. Mr. Pinto also held positions as an Economist in the Corporate Planning and Financial Departments at the Brazilian Port Systems Company and served as a member of the Board of Directors of Banco Latino Americano de Exportaciones (Panamá). He was a professor of Economics, Finance and Statistics, in both graduation and post-graduation programs at the University of Brasília and, at IBMEC Business School. Mr. Pinto holds a Bachelor’s Degree in Economics from Associação de Ensino Unificado do Brasil, a post graduate degree in Financial Administration from ICAT/AEUDF, a Master of Science in Economics from the University of Illinois and a Master degree in Political Economics from the University of Brasilia.

     Alkimar Ribeiro Moura, born on August 9, 1941, has served as a member of the Board of Directors since April 2001. He is currently an executive officer of Banco do Brasil S.A.. He worked at the Central Bank as Open Market and Public Indebtedness Officer at the Central Bank in 1987, as Monetary Policy Officer from 1994 to 1996 and as Rules and Organization Officer from 1996 to 1997. He is a professor of economics at the Fundação Getúlio Vargas Business School in São Paulo, and also an economics consultant. Mr. Moura holds a degree in Economics from the University of Minas Gerais, has a master degree from University of California Berkeley and has a Ph.D. in Applied Economics from Stanford University.

     Necker Carvalho de Camargos Filho, born on January 2, 1970, has served as a member of the Board of Directors since May 2001. He has been Legal Manager for Corporate Affairs of TNL since 1999, and he has been acting as member of the Audit Committee and as secretary of the Board of Directors of the Fixed-Line Subsidiary. He acted as Senior Attorney of Americel S.A. and Tele Centro

Sul Participações S.A. (currently Brasil Telecom) from 1997 to 1999. He was Underwriting Manager of the Capital Markets Department of Banco Bradesco S.A. from 1993 to 1997. He holds a law degree from the Universidade de São Paulo Law School, with an emphasis in Corporate Law. He has also attended courses in Capital Markets and Project Finance at the Fundação Getúlio Vargas in São Paulo and continued legal programs at the Harvard Law School.

     Luciano Galvão Coutinho, born on September 29, 1946, has served as a member of the Board of Directors since April 2001. He was Secretary General of the Ministry of Science and Technology from 1995 to 1998 and President of the Regional Economy Council of São Paulo from 1984 and 1990. He serves as consultant for the Research Support Foundation of the State of São Paulo — FAPESP, consultant for the National Council of Scientific and Technological Development — CNPq, assessor of the Administrative Development Foundation of São Paulo — FUNDAP, consultant of the National Science Foundation — NSF in the United States, permanent member of the Forum of Studies of the SEBRAE in São Paulo and member of the Consulting Committee of the Brazilian Quality and Productiveness Institute. He is a professor of the Economics Institute of UNICAMP. He holds a degree from the Business and Economy School of the University of São Paulo, a masters in economics from the Economic Research Institute of the University of São Paulo and a Ph.D. in economics from Cornell University.

     Antonio Cortizas Noguerol, born on December 13, 1962, has served as a member of the Board of Directors since April 2000. From 1994 to 1998, he served as Executive Officer of the Pension Fund for Employees of Banco do Brasil. He served as Chairman of the Board of the National Syndicate for Private Pension Funds — Sindapp, from 1996 to 1998. He served as Regional Officer of the Brazilian Association for Private Pension Funds — Abrapp, between 1997 and 1998. He served as a member of the Board of Directors for the Band B operating mobile telephone companies Americel S.A. and Telet S.A. from 1997 to 1999 and has served as a member of the Board of Directors of Tigre S/A — Tubos e Conexões since 1997. He received a law degree from the School of Law of the University of São Paulo in 1990. He completed a graduate program at the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania in 1996.

Board of Executive Officers

     The Board of Executive Officers of TNL consists of a President (CEO), also a member of the Board of Directors, a Vice-President of Finance (CFO), a Vice-President of Operations, a Vice-President of Technology, a Vice-President of Corporate Marketing (currently vacant) and a Vice-President of Consumers Marketing (currently vacant). The Executive Officers are elected by the Board of Directors for a term of three years and may be removed from office at any time.

     The following are the Executive Officers and their respective positions.

Name	Position

José Fernandes Pauletti	President (CEO)
Alvaro A. C. dos Santos	Vice-President of Finance (CFO)
Ronaldo Iabrudi dos Santos Pereira	Vice-President of Operations
Geraldo Pereira de Araújo	Vice-President of Technology

     Alvaro A. C. dos Santos, born on April 8, 1954, was elected Vice-President of Finance (CFO) in June 2001. He worked 25 years for Citibank, reaching the position of senior Vice-President in New York, responsible for investment banking activities. In 1999 he joined Safra, where he served as Vice-President of international banking until 2000. He holds a degree in accounting and business administration from the University Osvaldo Cruz in São Paulo as well as a post-graduate degree in marketing and finance from Fundação Getúlio Vargas in São Paulo.

     Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, was elected Vice-President of Operations (COO) in December 2001. He has a degree in Psychology from the Catholic University of Minas Gerais (1976) and has Masters degrees in Organizational Management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), from where he also received a Ph.D. in Organizational Change (1984). He has worked at Acesita (1974), at the Fundação Dorn Cabral (1984), and at the Gerdau Group for 11 years, as a member of the Executive Committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as Managing Director of the Northern Region.

     Geraldo Pereira de Araújo, born on December 9, 1949, was elected Vice-President of Technology in May 1999. He joined Telemig in 1973 where he served as Assistant to the Vice-President, as head of the Department of Planning, as head of the Department of Coordination of the Vice-President, as Alternate Member of the Board of Directors and as Director of Engineering. He also served as head Advisor of Planning and Coordination and as head of the Department of Business Coordination of Embratel. He was Vice-President of TELERJ and President of TNL from May 1998 to January 1999. He holds a degree in telecommunications engineering from the Military Institute of Engineering and a degree in business administration from the Federal University of Rio de Janeiro. In addition, he has completed graduate work in nuclear engineering at the Military Institute of Engineering.

Audit Committee

     The Audit Committee of TNL consists of five effective members and five alternates, elected pursuant to a shareholders’ meeting for a term of one year. The Audit Committee meets once every three months, on a regular basis, and whenever necessary, in case of extraordinary circumstances. The Audit Committee operates according to the relevant provisions set forth in the by-laws of the company.

     The following are the Members of the Audit Committee.

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Ronaldo de Souza	Effective Member
Ari Matos Cardoso	Effective Member and Representative of Holders of Preferred Shares
Adelay Bonolo	Effective Member and Representative of Minority Shareholders

Compensation

     For the year ended December 31, 2001, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$18.6 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.

     TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “-Pension Benefit Plans.”

     According to TNL’s by-laws, the aggregate amount of compensation paid to each effective member of the audit committee equals 10% of the average compensation of TNL’s executive officers.

     TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.

Options to Purchase Securities from TNL

     In July 2000, June and October 2001, we established stock option plans whereby 238.8 million, 1,314.9 million and 687.4 million TNL Preferred Shares were respectively reserved for a selected group of our executives. The options are exercisable at varying dates, on a cumulative basis up to 5 years (limited to 18% a year). Options become fully exercisable after the fifth year. See Note 22 to the Consolidated Financial Statements.

Share Ownership

     The Common and Preferred Shares held by our directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about our stock option plan, see “— Compensation” and “— Options to Purchase Securities from TNL.”

Pension Benefit Plans

     Sistel

     Fundação Sistel de Seguridade Social (“SISTEL”) is a private non-profit social security institution with several sponsors. SISTEL was created by Telebrás in November 1997 with the objective of supplementing the benefits assured and provided by the Federal Government to employees of the former Telebrás System. Since 1991, SISTEL has also provided its members with health insurance (medical and hospital care).

     All operating telecommunications companies that formerly belonged to the Telebrás System, including our Fixed-Line Subsidiary sponsor private pension and health insurance plans, which are administered by Sistel. We sponsor two defined benefit private pension plans (PBS Telemar and PB-CT) and one defined contribution plan (TelemarPrev), all of which are administered by Sistel. See Note 25 to the Consolidated Financial Statements.

     PBS Telemar

     At the time of the SISTEL restructuring, the PBS-Telemar was introduced and the rights established in the previous Sistel plans (“PBS-A”) were maintained. In addition to the monthly income supplementation benefit, medical care is provided to retired employees and their dependents, on a shared cost basis.

      PBS Telemar had total assets of approximately R$118.3 million as of December 31, 2001, while PBS-A had total assets of R$1,787.4 million.

     This plan is being discontinued as no new members are being admitted. In March 2001, the final period for motivated migrations, 96.0% of active members had migrated to the TelemarPrev plan.

     PB-CT

     The Fixed-Line Subsidiary sponsors the Plano de Benefícios Complementados (“PB-CT”), a defined benefit private pension plan. This plan was created to carry out the charges, obligations and liabilities set forth in agreements related to former employees of the sponsors which belonged to the former Companhia Telefônica Brasileira — CTB and to the former Companhia Telefônica de Pernambuco — CTP. There were 722 beneficiaries of this plan at December 31, 2001. We provisioned R$34.4 million in 2001 and R$31.8 million in 2000 to cover future disbursements in connection with the PB-CT plan.

     TelemarPrev

     As of September 2000, we began sponsoring TelemarPrev — Plano de Previdência Privada (“TelemarPrev”), a defined contribution private pension plan administered by Sistel.

     The members of TelemarPrev have two categories of benefits: (i) risk benefits: funded according to the defined benefit method, and (ii) programmable benefits: funded according to the defined contribution method. During the year ended December 31, 2001, our contributions to the plan totaled R$3.66 million.

Employees

     At December 31, 2001, we had a total of 27,471 employees of which 14,926 are in our Fixed-Line Subsidiary. All our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing and administrative support, corporate management, budget and finance. Such breakdown relates to employees of our Fixed-Line Subsidiary. At December 31, 2001, the other relevant subsidiaries had 12,545 full-time employees, being 11,981 in Contax (our call center Subsidiary), 434 in our PCS Subsidiary and 130 employees in the other relevant subsidiaries (TNext, Hicorp and TNL Acesso).

     The following table provides our breakdown of employees by main category of activity and geographic location in our Fixed-Line Subsidiary as of the dates indicated:

	Year ended December 31,

	1999	2000	2001

Total number of employees	24,563	21,090	14,926*
Number of employees by category of activity:
Plant operation, Maintenance, Expansion and Modernization	14,252	12,396	7,910
Sales and Marketing	6,817	6,027	4,926
Administrative Support	1,547	1,110	1,045
Corporate Management, Budget and Finance	1,947	1,557	1,045
Number of employees by geographic location:
Head Offices (located in Rio de Janeiro)	429	702	846
Rio de Janeiro	9,452	8,544	6,342
Regional Minas:
Minas Gerais	5,011	4,539	2,945
Espírito Santo	788	634	406
Regional Bahia:
Alagoas	313	225	170
Sergipe	273	163	143
Bahia	2,130	1,758	1,102
Regional Pernambuco:
Rio Grande do Norte	476	338	239
Paraíba	642	394	244
Pernambuco	1,252	1,366	744
Regional Ceará:
Amazonas	503	340	221
Roraima	88	54	44
Pará	825	503	382
Amapá	92	54	47
Maranhão	582	356	219
Piauí	376	288	190
Ceará	1,331	832	642

*	Excludes Contax, Oi, Tnext, Hicorp and TNL Acesso (which did not have full-time employees in 2000 and 1999).

     During 2001, our primary target in relation to our employees has been to focus employee efforts and loyalty toward the collective objectives of the business and operations of TNL as a whole instead of the objectives of any specific subsidiary. We invested approximately R$20.0 million in education and training of our employees during 2001 and created the Telemar University Project to train and motivate our employees.

     The actual reduction of employees allocated to expansion and modernization in 2001 was approximately 4,480 concentrated in the forth quarter of the year, in connection with the completion of the 2003 universal services targets.

     Approximately 57% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações — Fenattel or with the Federação Interestadual dos Trabalhadores em Telecomunicações — Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We negotiate separate collective bargaining agreements for each of the states in the Region and for each subsidiary. New collective bargaining agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and Fenattel or Fittel, on the other. The Fixed-Line Subsidiary’s collective bargaining agreement will expire on November 30, 2002. See “Item 8. Financial Information — Legal Proceedings — Labor Proceedings.” We have never experienced a work stoppage that had a material effect on our operations.

Employee Benefits

     We provide our employees medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal and food assistance. The costs of these benefits are covered by the employees and us. The meal and food assistance program is implemented under the Workers’ Food Progra (Programa de Alimentação do Trabalhador). Our contribution to the meal and food assistance program varies from 80% to 95%, depending on the salary level of the employee.

Profit Sharing Plan

     The profit sharing plan was implemented in 1999 as an incentive for employees to pursue our goals and to ultimately benefit the shareholders. The plan is effective upon achievement of the following goals:

•	The increase in customer satisfaction;

•	Completion of the transformation plan initiated with the privatization;

•	Achievement of Anatel targets;

•	Compliance with budget limits, and

•	Optimization and qualification of labor force.

     In 1999, we distributed R$26.8 million to 9,820 employees. In 2000, the profit sharing amounted to R$64.8 million, paid to 18,146 employees and in 2001, the profit sharing amounted to R$29.4 million which was paid to 11,500 employees.

Voluntary Retirement Plan

     In November 1998, we implemented an employment termination incentive plan (Plano de Incentivo à Rescisão Contratual — PIRC) with a view to restructuring our management. Initially, the plan was voluntary in nature. However, because the voluntary terminations were fewer than expected, we proceeded with employer-initiated terminations. This restructuring process began on November 19, 1998 and represented a total cost of R$205.8 million for a total of 7,943 terminations. Of the above amount, R$107.3 million was paid as incentives to employees whose employment was terminated under the plan. Our savings from the employment restructuring plan in 1999 amounted to approximately R$174 million, representing a reduction in personnel costs of approximately 20%.

Career and Salary Plan

     Our career and salary plan is organized following the Hay Methodology. The plan is structured so as to take into account the employees’ know-how, problem solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with our cost management policies.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     We have two classes of capital stock outstanding, Common Shares and Preferred Shares. Only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See “Item 10. Additional Information — Organization — Voting Rights”. As of June 10 2002, Telemar owns 53.0% of the Common Shares. Accordingly, Telemar has the ability to control the election of the TNL Board of Directors and its direction and future operations. See “— Telemar Shareholders’ Agreements.”

     The following table sets forth information concerning the ownership of Common Shares by Telemar and by other shareholders holding five percent or more of the Common Shares. Except for the shareholders listed below, we are not aware of any other shareholder of TNL owning more than five percent of the Common Shares.

		Percentage of
	Number of	Outstanding
Holding Company Shareholder	Common Shares Owned	Common Shares

Telemar Participações S.A.	67,761,687,832	53.0
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,731,214,192	5.3

     The following table sets forth information concerning the ownership of the common voting stock of Telemar.

	Number of	Percentage of
	Common Shares	Outstanding
Telemar Shareholder	Owned	Common Shares

AG Telecom Participações S.A.	229,432,225	13.4
Asseca Participações S.A.	229,432,225	13.4
BNDES Participações S.A. — BNDESPar	429,112,640	25.0
Brasilcap Capitalização S.A.	85,822,528	5.0
Brasil Veiculos Companhia de Seguros	85,822,528	5.0
Fiago Participações S.A.	341,573,661	19.9
Lexpart Participações S.A	229,432,225	13.4
L.F. Tel S.A.	85,822,528	5.0

     The following is a brief description of the major shareholders of Telemar:

     AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which has recently completed the implementation of a new corporate structure. Following the restructuring, the different areas of the Group became independent from each other. Currently, the Group is focusing on four core businesses: (a) heavy construction throughout Brazil, other Latin America countries and Portugal; (b) public concessions in Brazil (highways, water treatment and public transportation); (c) telecommunications in Brazil, (telephony, data transmission, credit card administration and Internet services) and (d) real estate enterprises in Brazil (resorts and realty development).

     ASSECA PARTICIPAÇÕES S.A. is a company of the Macal group, which holds stakes in several companies, principally in the telecommunications area, including Mcom Wireless S.A. (trunking and radio services), Shoptime S.A. (a television sales channel), Multicanal Participações S.A. (cable television) and Almax Alumínio S.A.

     BNDES PARTICIPAÇÕES S.A. — BNDESPar is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade, dedicated to offering long-

term financing to developmental entrepreneurial activities. BNDESPar is dedicated to strengthening the capital structure of private companies.

     BRASILCAP CAPITALIZAÇÃO S.A. is a Company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford and Aliança da Bahia. The company has been a market leader since its second year of operation: the company has already sold seven million account certificates (títulos de capitalização), distributing in the last seven years more than R$280 million in prizes in connection with such certificates.

     BRASILVEÍCULOS COMPANHIA DE SEGUROS is a company created in March 1997 from the association of Banco do Brasil — Banco de Investimento S.A. and Sul América, the corporate purpose of which is to engage in automobiles insurance business. This partnership allowed Banco do Brasil to participate in the insurance market and gave Sul América access to the distribution potential of the banks’ branch network. Brasilveículos is ranked eighth in the Automobile Sector National Ranking par group with a 4.1% market share.

     FIAGO PARTICIPAÇÕES S.A. is a holding company controlled by the pension funds PREVI, TELOS, FUNCEF, SISTEL and PETROS, formed to hold certain equity investments of those funds.

     LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar group, which operates in Brazil and in other countries in Latin America. The Inepar group offers telecommunications, energy and construction services.

     L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping centres in the South and South-eastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in the B and B Cellular Operators, Americel and Telet. In 1998, the Group joined the Telemar Consortium and, in 2001, sold its participation in Telet and Americel.

     The rights of the shareholders Fiago and Lexpart to appoint members of our Board of Directors and Board of Executive Officers are temporarily suspended by Anatel pending resolution of administrative proceedings related to limitations to cross-holding of telecommunication companies in Brazil. See “Item 8. Financial Information — Legal Proceedings — Tax and Administrative Proceedings.”

Telemar Shareholders’ Agreements

     On July 28, 1999, the shareholders of Telemar executed a shareholders’ agreement. The shareholders’ agreement outlines the (i) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar; (ii) conditions which would constitute a burden on the shares or subscription right; and (iii) appraisal rights in the case of an assignment of shares of Telemar in the event of a transfer of control of the shareholder.

     On August 3, 1999, the shareholders of Telemar executed a second shareholders’ agreement. The second shareholders’ agreement outlines the (i) rules in regard to voting rights during the general meetings of Telemar which deal with subjects related to the management of Telemar; (ii) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (iii) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar, TNL and the former fixed-line operating subsidiaries in each state in the Region, also referred to as the PSTN Subsidiaries; (iv) installation of the executive committee responsible for giving support to the Board of Directors; (v) rules for the reelection of the members of Board of Directors and Board of Executive Officers and (vi) guidelines for transactions entered into between and among Telemar, TNL and its subsidiaries.

Record Holders of ADSs

     At May 31, 2002, we had 104,109,978 outstanding ADSs, held by 217 record holders, representing 104,109,978,000 Preferred Shares. As of such date, the number of Preferred Shares represented by ADSs constituted 41.3% of the total amount of Preferred Shares outstanding and 27.5% of TNL’s total capital.

Related Party Transactions

     Set forth below is a description of the related party transactions that are material to TNL and of the loans made by TNL to its subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties, see Note 26 to the Consolidated Financial Statements.

     Telemar Management Services Agreement

     At an extraordinary general meeting of the shareholders of TNL held on November 30, 1999, holders of the Common and Preferred Shares approved a management services agreement between the 16 former operating subsidiaries in each state in the region and Telemar, as contemplated by the concession. The management services agreement is effective until 2003, and its term may be extended. Telemar’s remuneration for providing management services under the management services agreement is a percentage of consolidated net revenues of the Fixed-Line Subsidiary, determined in accordance with the Corporate Law Method, as follows: 1.0% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003. At December 31, 2001, the payment due to Telemar under the management services agreement for the year 2001, in the amount of R$50.7 million, was recorded as general and administrative expenses. See Notes 3 and 26 to the Consolidated Financial Statements.

     Loans between TNL and the Subsidiaries

     TNL makes loans to the subsidiaries to provide them with working capital for their operating activities. The loans bear a floating interest rate equal to 102.0% of the CDI and have terms and conditions generally similar to loans made by TNL to unrelated third parties.

     At December 31, 2001, the aggregate indebtedness of TNL’s subsidiaries to TNL, was R$3,000.5 million, the majority of which was represented by a R$2,662.9 million loan to the Fixed-Line Subsidiary.

     Loan Agreement with BNDES

     In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into the Fixed-Line Subsidiary, also referred to as the PSTN Subsidiaries, entered into loan agreements with BNDES, the controlling shareholders of BNDESPar, which hold 25.0% of Telemar’s voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year. In December 2000, these loan agreements were renegotiated and replaced by two new loan agreements between the same parties, guaranteed by TNL. The new loan agreements provide a credit line of up to R$2,700 million, with floating interest rate based on the TJLP and on the variation of the exchange rate, depending on the source of funds, plus 3.9% per annum, and is payable in equal monthly installments with final maturity in January 2008. At December 31, 2001, a total of R$2,869.7 million had been borrowed from BNDES.

     Of this total, 30% of the credit line was disbursed directly from BNDES and the other 70% was disbursed by a group of Banks. Banco Itaú and Banco do Brasil led the group of banks formed by Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander.

     Investments in Pegasus

     In January 2001, TNL, the holding company, purchased 7,330,354 preferred shares representing 17.3% of the total equity of Pegasus Telecom S.A., a nationwide provider of broadband data transmission services, controlled by AG Telecom Participações S.A., one of the main shareholders of Telemar. Other investors in Pegasus include BB-Banco de Investimento, a subsidiary of Banco do Brasil and ABN-Amro Private Equity. The preferred shares of Pegasus that TNL holds have limited voting rights. Including TNL’s previous purchase of Pegasus shares, TNL the holding company, now holds preferred non-voting shares representing 24.4 % of the total capital of Pegasus. TNL’s total investment in Pegasus amounts to R$100.5 million. The preferred shares that TNL currently holds in Pegasus can only be converted into common shares after we receive authorization from Anatel to explore telecommunication services throughout Brazil, which, after having received the certification of our early attainment of the targets set for the end of 2003, we expect to receive in the second half of 2002. Pegasus could be seen as an important vehicle for us to expand our businesses outside our actual Region, mainly in data and other corporate businesses.

     Investment and Agreement with iG

     Through its subsidiary TNL.Net Participações S.A, TNL, the holding company, holds indirectly shares representing 17.5% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG Internet portal, which has among its shareholders some related parties with major shareholders of Telemar, such as Global Internet Investment (related to Asseca Participações) and Andrade Gutierrez Contractors (related to AG Telecom Participações). The iG Internet portal is the second largest portal in access volume in Brazil. In February 2001, through our subsidiaries TNext and TNL.Acesso, we signed an agreement with iG pursuant to which we agreed to operate iG’s Internet portal’s entire access infrastructure for five years. In exchange, we will share with iG a decreasing percentage of the net revenue generated from users outside the Region who dial one of our telephone numbers to access the iG Internet portal. See “— Item 4 — Information on the Company — Our Operations — Other Telecommunication Services”.

     Related-Party transactions prior to the Break-up of Telebrás

     Until August 4, 1998, the Brazilian Government was the controlling shareholder of most of the telecommunication companies in Brazil, and therefore all transactions between the PSTN Subsidiaries and such other telecommunication companies could be considered related-party transactions.

     Our principal related-party transaction before August 1998 was with Embratel in respect of long-distance telecommunications. We have operating agreements with Embratel defining the charge per minute for interstate, intrastate and international long distance calls that originate or are completed in the Region. All charges to our customers, including long-distance, are billed by us, and then the appropriate portion is transferred to Embratel. For further information about related-party transactions prior to the Breakup of Telebrás, see Note 26 to the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements.”

Legal Proceedings

General

     The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, some of which have now been dismissed. A few, however, are still pending. We believe that the ultimate resolution of those proceedings will not have a material adverse effect on our business or financial condition.

     We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable.” Provisions taken by us on our financial statements in connection with such proceedings reflect reasonably estimable, probable losses as determined by our management on the basis of legal advice.

     Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms governing the breakup of Telebrás, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás remained with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or to one of the other New Holding Companies. Creditors of Telebrás had until September 14, 1998 to challenge this allocation of liability. We believe that the chances of any such claims materializing and having a material adverse financial effect on our business are remote.

     Liability for any claims arising out of acts committed by the former operating companies in each state prior to the effective date of the spin-off of the operating company’s cellular assets and liabilities to the newly formed cellular companies remains with the operating companies which following our reorganization are part of the Fixed-Line Subsidiary, except for labor and tax claims (for which the former operating subsidiaries and the newly formed cellular companies are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to the newly formed cellular companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed cellular companies have contribution rights against the former operating subsidiaries with respect to the entire amount of any payments made by the newly formed cellular companies in connection with any clams brought against the newly formed cellular companies and relating to acts committed by the state subsidiaries prior to the effective date of the spin-off, not related to the assets of the former.

     Composition of our contingency provisions is as follows:

	Year ended December 31
	(in millions of reais)
Nature	2001	2000

Labor	272.2	227.0
Tax	1,001.5	534.4
Civil	217.7	120.3
Total	1,491.4	881.7

     Our contingency provisions are subject to monetary restatements, on a monthly basis.

     For a detailed description of our provisions for contingencies see Note 20 to the Consolidated Financial Statements.

Labor Proceedings

     The principal material labor proceedings to which we are a party are listed below:

     Dangerous Work Conditions Premium

     Under Brazilian law, employees working in dangerous conditions, as defined in applicable laws, are entitled to payment of an extra amount equal to 30% of their basic salary as a dangerous work conditions premium. There are significant claims pending against us relating to this dangerous work premium arising out of an adjustment to the amount payable under trade union agreements for employees working within an environment considered to be dangerous, principally close to high-tension electric installations. In 1998, a definitive ruling by the Superior Labor Tribunal (“TST”) provided guidance on determining dangerous work premiums. Because the premium paid by us in accordance with the trade union agreement is inconsistent with the ruling of the TST, our management has deemed it probable that these claims will be decided adversely to us. The total amount of provisions that we have made in connection with these claims is R$106.4 million. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

     Equalization of Salary Scales

     We have claims against us to equalize salary scales among certain employees who do the same work, within a given period of time, with the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money because it relates to the difference in monthly salaries over an entire period. In addition, the proceedings usually depend on questions of evidence and the tribunals’ interpretation of the evidence. The total provision that we have for probable losses on these lawsuits is R$35.6 million. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

     Indexation of Salaries to Inflation

     Some of the labor claims filed by employees and unions challenge the indices that we used for monetary restatement of salaries, given the inflation write-offs determined by economic stabilization programs (Collor and Bresser Plans). We believe that the R$15.3 million that we have provisioned is sufficient to cover any losses arising from such claims.

     Productivity Premiums / Voluntary Retirement Plan / Salary Differences / Severance Fees

     We entered into certain collective bargaining agreements in which we agreed to implement a model to establish employees’ productivity and share profits with our employees based on productivity gains. However, the model and consequent payment was not implemented, and consequently the employees filed claims for such payment.

     We established an employment termination incentive plan (Plano de Incentivo à Rescisão Contratual — PIRC) in 1998 with a view to restructuring our management. The PIRC generated a number of labor law suits brought by different groups of employees including:

•	Employees dismissed before implementation of the PIRC who have brought a claim arguing that the PIRC should apply equally to them;

•	Employees who did not elect to participate in the PIRC within the time period stipulated, and therefore received only a portion of the severance payments provided for under the PIRC, who have brought a claim arguing that they should receive full payment under the terms of the PIRC; and

•	Employees who elected to participate in the PIRC brought a claim arguing that they are entitled to payment of a fine based on the terms of the applicable collective bargaining agreement, which provides that such a fine will be levied against us in instances where employees are dismissed in the 30-day period preceding salary adjustments. After analyzing the evidence produced in a number of proceedings and the decisions in those proceedings, we came to the conclusion that the trend in such proceedings was the issuance of decisions in favor of employees.

     Other claims that have been increasing in number as a result of increasing termination rates that took place in the second half of year 2001 challenge salary differences, labor compensation and claim severance fees. We have established a provision of R$114.8 million for liabilities from the claims described above. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

Tax and Administrative Proceedings

     The principal material tax and administrative proceedings to which we are a party are listed below:

Administrative Proceedings before Anatel and CADE

     We are party to material administrative proceedings relating to three issues. The first material proceeding was initiated by Anatel, which alleged a violation of consumers’ rights. This claim relates to the passing on to our clients of some costs relating to an increase in the COFINS tax rate by the Federal Government from 2% to 3% in January 1999. Anatel takes the position that such increase should not be passed on to our clients. Although Anatel permits certain taxes to be passed along to clients, such taxes must in fact represent costs to the company seeking to pass them along. Anatel’s claim is that the 1% increase in COFINS may not be considered a cost to us because the Federal Government allowed such increase to be offset against our liability for the annual social contribution on profit tax.

     We decided to reimburse our Fixed-Line Subsidiary customers for the tax increase previously passed on to them only in those states in which we actually offset the 1% increase in COFINS against social contribution on profit. Initially, the Fixed-Line Subsidiary made provisions in the amount of R$54.5 million for such reimbursements. However, as the Fixed-Line Subsidiary did not record profits in some of the states in 1999 (and therefore were not allowed the benefit of the offset), we have taken the position that we should not be obligated to reimburse our customers in states in which we did not record profits. Therefore, we calculated the amount to be reimbursed and found it to be approximately R$19.1 million. Such amount was reimbursed by our Fixed-Line Subsidiary to its customers.

     Anatel has already issued a decision providing that we can not pass on to our clients such increase in COFINS and decided to fine us on the same amount of the charges resulted from such increase. We filed an appeal before Anatel’s Council, which has not arrived to a final decision yet. There is no provision for this administrative proceeding, since in case of an unfavorable decision, we do not have to reimburse any amount, but to compensate it from future bills.

     The second material administrative proceeding was filed with Anatel by Embratel against us to challenge the legality of a consortium formed by us and other regional fixed-line companies to provide “800” national services for specific corporate clients. Embratel alleges that this consortium violates applicable telecommunications regulations. We believe that the probability of an unfavorable decision in this proceeding is remote, and that as we get the authorization from Anatel to operate national long distance, then Embratel’s claim will have no basis.

     In addition to the above, there are currently about 1,200 PADOs (“Investigations of Failure to Satisfy Obligations” — “Processos de Apuração de Descumprimento de Obrigações”) pending against our Fixed-Line Subsidiary. So far, we have not been imposed any fine by ANATEL. The penalties provided in the concession agreements and other regulatory investments go from fines (limited to R$50.0 million) to revocation of the concessions. However, considering that such regulations do not provide specific criteria for such penalties, there are no reasonable parameters to indicate the amount of such fines, in the event of unfavorable decisions on such PADOS. We believe that, up to the moment, no procedure is able to cause a material impact on our operations, and therefore no provisions have been made.

     Among these 1,200 PADOS, three of them are inquiries into whether certain shareholders of Telemar had transferred control of TNL without Anatel’s prior authorization. The direct and indirect shareholders of Telemar involved in these investigations were Macal Investimentos e Participações, Inepar Investimentos em Telecomunicações S.A. and Fiago Participações Pending decision of the PADOs, Anatel has temporarily suspended the rights of such shareholders to appoint representatives to our Board of Directors and our Board of Executive Officers and, as a result, members of our management related to these shareholders were temporarily discharged. With regard to Macal, the PADO was concluded in October 2000 and Anatel immediately reinstated the rights of such shareholder of Telemar. The PADO related to Inepar was concluded in March 2001, but Anatel maintained the prohibition of such shareholder of Telemar to appoint representatives to our Board of Directors and our Board of Executive Officers. The PADO related to Fiago is still pending and, therefore, this shareholder of Telemar is still prohibited from appointing members to our management.

     Furthermore, Embratel and Intelig, filed on April 15, 2002 an administrative complaint with Anatel and CADE (Antitrust Regulatory Agency) against our Fixed-Line Subsidiary alleging anti-competitive practices. They claim that our Fixed-Line subsidiary abused its dominant market position, by making use of cross-subsidies from its local to its long distance business and practicing price discrimination with regard to the utilization of its local network by the long-distance operators. We believe that their claims lack merit. Embratel and Intelig sought a preliminary injunction which would suspend any new authorizations granted to regional fixed-line service providers which anticipated their network expansion and universal service targets of December 31, 2003 until a final decision of the claim. Anatel and CADE have denied the request for a preliminary injunction.

     FINSOCIAL

     In 1995, the Brazilian Supreme Court ruled in a leading case that certain increases in the rate of the FINSOCIAL tax (a predecessor tax to COFINS) were unconstitutional. Based on this decision, we recorded a credit of R$33.1 million under “other net operating income” in 1995 and offset such credit against other federal taxes but did not obtain judicial recognition that such precedent would apply specifically to us. In 1997, the Brazilian Supreme Court narrowed the scope of its prior decision, concluding that such increases in FINSOCIAL were unconstitutional for sellers of goods, but not for service providers like us. In accordance with this decision, an increased (2.0%) rate of FINSOCIAL became applicable to us, and as a consequence, various FINSOCIAL assessments were issued against us in 1998 on account of the credit that we had taken in 1995. Based on these assessments and other Supreme Court decisions, we decided to make a provision of R$48.5 million in connection with these assessments, which was subject to a monetary restatement in 2001. At December 31, 2001, we increased the provision to R$72.6 million on account of such liabilities.

     PIS/COFINS (Social Integration and Social Security Financing Contributions)

     This is a claim which resulted from Law Nº 9718/98, which increased the rate of COFINS and broadened the calculation basis for COFINS and PIS, to be calculated on total gross revenue of the Company — it was formerly calculated on telecommunication services revenue only. There is not a final court ruling on this issue. We have provisioned R$357.3 million for liabilities related to this claim.

     ICMS Due On Installation and Related Services

     On June 19, 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement in the scope of the ICMS to reach additional services to basic telecommunication services is questionable because

•	State Secretariats have acted beyond their authority;

•	Such interpretation reaches services that are not considered telecommunication services; and

•	Such interpretation cannot be applied on a retroactive basis.

     From 1999 through December 31, 2001, our former fixed-line operating subsidiaries which are now a part of our Fixed-Line Subsidiary, were served notices of infringement related to ICMS on additional services, including installation, which are still pending a decision. Such notices considered ICMS due on installation fees covering periods before and after June 1998. For provisional purposes, we considered the probability of loss as “remote” for those procedures that cover periods before June 1998 and “probable” for periods after June 1998. Based on advise from legal counsel, we have contingency provisions (period after June 1998) in the amount of R$139.4 million.

     ICMS On International Telecommunication Services

     There is also a judicial proceeding currently pending against us regarding the application of ICMS to telecommunication services involving international calls. The State Government claims that international calls are services rendered in Brazilian territory because the request and payment for the services occur in Brazil and are therefore subject to ICMS. ICMS assessments totaling R$64.0 million in connection with international calls were issued against us in 1999. We have made no provision for such taxes in the Consolidated Financial Statements because based on advice from our legal counsel we do not believe that we would be required to pay ICMS on international calls. On February 22, 2000, the court issued an administrative decision favorable to us in connection with this proceeding. Based on external consultants, there is no risk for us related to this issue.

     National Social Security Institute — INSS

     Brazilian social security regulations establish that a company contracting third-party services is jointly responsible for the payment of the Instituto Nacional de Seguro Social “INSS” social contribution which is payable by the contractor. Brazilian social security regulations also establish that any indirect remuneration, usually called fringe benefits, shall be included in our payroll for purposes of payment of the INSS social contribution. For legal purposes, indirect forms of remuneration of employees, for example housing, health insurance, transportation facilities and technical qualification courses, constitute fringe benefits. We have provisioned R$114.2 million for such liabilities, including R$27.0 million resulting from a new notice of default served on us after January 1, 2002. The January 1, 2002 notice was for the aggregate amount of R$243.3 million; however, based on advice from our legal counsel we believe that R$137.0 million of such amount refers to liabilities prior to the privatization of Telebrás. We have provisioned R$114.2 million for such liabilities.

     Imposto Sobre Serviços — ISS (Tax on Service)

     In 1999, a number of municipalities in which the former fixed-line operating subsidiaries are located took the position that some supplementary services offered by telecommunications service providers to their clients that do not clearly fall within the definition of telecommunication services are subject to services tax (Imposto sobre Serviços - ISS), which is generally levied at the maximum rate of 5%. Several ISS tax assessments, totalling approximately R$310.7 million, were issued against us. Since this issue remains unresolved, we have taken the position that the tax assessments represent a probable liability. At December 31, 2000, we had a provision of R$25.3 million based on the probability of loss on each of the several tax assessments issued against us and this provision has been adjusted to inflation, totaling R$34.5 million at December, 31, 2001.

     Federal Taxes

     On August 9, 2000, our Fixed-Line Subsidiary was served two notices of infringement by the Federal Revenue Department which called for a penalty in the aggregate amount of R$993.7 million. These are notices of tax default relating to income tax and social contribution on net profit related to taxable events that occurred in 1996 and, therefore, before the privatization of the Telebrás System. The Fixed-line Subsidiary has timely submitted to the Federal Revenue Department in Rio de Janeiro the documents that demonstrate regular status of the accounting records that had been disallowed as well as appropriate payment of taxes payable with respect to the relevant period. Based on the opinion of our external legal consultants, we have classified such notices as having a “remote” risk of loss and, therefore, no provision is made.

Civil Litigation

     Preferred Shares

     In 1990, Telebrás’ board authorized a capital stock increase by means of a public share offering. During the offer, the Brazilian Securities Exchange Commission — CVM — started an inquiry to investigate the price of such new shares, issued at a discount relative to its book value. Upon completion of such inquiry, CVM informed the Federal Public Attorneys’ Office that, in CVM’s opinion, there had been no violation given that the price so established was compatible with the price of Telebrás shares traded in exchanges. Nevertheless, the Public Attorneys’ Office decided to take the matter to court. In April 1998, Telebrás was ordered to issue 13,718,350 thousand preferred shares to fulfill its obligation but it appealed the decision. We maintain a R$87.1 million provision for this claim.

     Operational Income- Interconnection — Fixed-to-Mobile Calls

     On July 6, 2000, Anatel decided that Embratel is entitled to income from the so-called interstate fixed-to-mobile calls, while local operators are entitled to income from intrastate calls in the period from June 1998, when the concession agreements were signed, until July 1999, at which point the provider selection code (“CSP”) became effective for long distance services. Anatel’s decision established that, following introduction of the CSP, income belongs to the provider selected by the user. In our opinion, Anatel misconstrued fixed-to-mobile services and STFC. We believe that pursuant to Anatel’s rules in force, irrespective of the distance, income from fixed-to-mobile calls belongs to the local operator to which the subscriber who originated the call is bound. We filed two actions against Anatel and Embratel (a motion for injunction and an ordinary proceeding). Given the uncertainty in the outcome of these actions we maintain a R$62.2 million provision.

     Other Lawsuits

     There are several other smaller lawsuits and administrative proceedings that deal with civil matters (for which we have a R$68.3 million provision), and taxation matters (for which a R$199.7 million provision has been made).

Policy on Dividend Distribution

     The Preferred Shares are entitled under the TNL’s by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to 6% of the share capital attributable thereto (the “Preferred Dividend”). To the extent there are additional distributable profits, TNL is also required to distribute to all shareholders an amount equal to 25% of the adjusted net income (the “General Dividend”), determined in accordance with the Corporate Law Method, including any realization of the unrealized net income reserve. TNL’s obligation to pay a General Dividend to holders of Preferred Shares is satisfied to the extent of any Preferred Dividend paid. TNL may also make additional distributions to the extent of available distributable profits and reserves. The

Fixed-Line Subsidiary is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to the minority shareholders as well as to the TNL. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Significant Changes

     See “Item 5. Operating and Financial Review and Prospects.”

Item 9. The Offer and Listing

Information Regarding the Price History of the Stock to be Offered or Listed

     The principal trading market for the Preferred Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange” or “BOVESPA”). Until 2000, the Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the “Rio de Janeiro Stock Exchange”) and the seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “-Trading on the Brazilian Stock Exchanges.” At December 31, 2001, TNL had approximately 2.1 million shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of TNL on the São Paulo Stock Exchange for the periods indicated.

	Reais per 1,000
	Preferred Shares

	High	Low

1998 (beginning September 21, 1998)	18.86	8.77
1999	48.50	11.23
1st Quarter	26.36	11.23
2nd Quarter	34.20	25.09
3rd Quarter	32.69	27.00
4th Quarter	48.50	29.30
2000	49.12	28.17
1st Quarter	47.16	35.87
2nd Quarter	42.94	28.17
3rd Quarter	49.12	40.32
4th Quarter	43.85	36.30
December	42.95	35.89
2001	48.95	20.81
1st Quarter	48.95	32.74
2nd Quarter	39.08	31.33
3rd Quarter	35.19	20.81
4th Quarter	37.04	22.60
December	37.04	33.23

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 1,000 Preferred Shares, issued by The Bank of New York, as depositary (the “Depositary”) pursuant to a Deposit Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TNE. At May 31, 2002, there were approximately 104.1 million ADSs outstanding.

     The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS

	High	Low

1998 (beginning November 16, 1998)	20.00	11.75
1999	25.50	8.19
1st Quarter	15.81	8.19
2nd Quarter	21.06	14.88
3rd Quarter	18.37	13.63
4th Quarter	25.50	15.00
2000	28.81	15.63
1st Quarter	28.81	21.13
2nd Quarter	24.62	15.63
3rd Quarter	27.19	21.50
4th Quarter	24.13	18.12
December	22.81	18.50
2001	25.50	14.32
1st Quarter	25.50	22.00
2nd Quarter	23.79	20.83
3rd Quarter	22.60	15.40
4th Quarter	17.48	14.32
December	18.15	15.11

     Until August 21, 2001, the common shares and preferred shares of TELERJ, Telemig and Telebahia traded on the BOVESPA. The common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapá, Teleceará, Telepará, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe also traded on Sociedade Operadora de Mercado de Acesso (SOMA), an over-the-counter trading system based in Rio de Janeiro, until August 2001. The daily trading volumes on the SOMA averaged approximately R$15.3 million in 2001.

     After the corporate restructuring process, all these companies became part of Telemar Norte Leste, which began trading on the BOVESPA on September 24, 2001.

Trading on the Brazilian Stock Exchanges

     In May 2000, the nine Brazilian stock exchanges merged. Since the merger, private equity and debt have been traded only on the BOVESPA, and Brazilian federal, state and municipal public debt has been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange. In 2000, BOVESPA accounted for approximately 97% of the trading value of equity securities on all Brazilian stock exchanges, and BOVESPA and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA has two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 6:00 p.m. Trading is also conducted during this time on an automated system on the BOVESPA.

     On September 20, 1999, the BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 6:00 to 10:00 p.m., that is, after regular trading hours. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices — whether positive or negative — corresponds to 2% in relation to the closing price at the regular trading session.

     There are no specialists or market makers for TNL’s shares on the BOVESPA. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A., also known as “CBLC”, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

     At December 28, 2001, the aggregate market capitalization of the 428 companies listed on the BOVESPA was approximately US$185.4 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2001, the monthly trading volume on the BOVESPA averaged approximately US$ 5.4 billion. In 2001, the five most actively traded issues represented approximately 44% of the total volume of shares traded on the BOVESPA.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Corporate Law and by Law No. 6,385, as amended (the “Securities Law”).

     Under the Corporate Law, a company is either public, a companhia aberta, such as TNL, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.

     Trading in securities on the BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

     The Brazilian securities markets are principally governed by Brazilian Securities Law, by Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetário Nacional (the “National Monetary Council”). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

     On October 31, 2001 a bill to amend the Brazilian Securities Law and the Brazilian Corporate Law has been enacted by the Brazilian Congress (Law No. 10,303). This bill generally broadens the rights of minority shareholders (including holders of preferred shares with restrict voting rights) and gives greater power to CVM.

Item 10. Additional Information

Memorandum and Articles of Association

     Except as described in this section, all relevant information with respect to TNL’s memorandum and articles of association are described on item 14 of its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on September 18, 1998 (File No. 001-14487), which is incorporated by reference.

     Under Brazilian Law, there is no memorandum or articles of association. The only constitutive documents of TNL are the by-laws.

Organization

     TNL is a listed company duly registered with the CVM under No. 01765-5. According to Article 2 of the Company’s by-laws, its business purposes are:

•	to exercise control over the companies that exploit public fixed-line telephone services in the Region;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunication services in its concession area;

•	to promote, carry out or direct the acquisition of funds from internal and external sources to be used by it or by its subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the fixed-line telecommunications sector;

•	to carry out and promote the importation of goods and services for its subsidiaries or affiliates;

•	to carry out other activities that are similar or related to its business purposes; and

•	to invest in shares or quotas of other companies.

     Except as described in this section, TNL’s bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian Corporate Law.

     Qualification of Directors

     Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director.

     Allocation of Net Income and Distribution of Dividends

     The by-laws of TNL requires the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income for the preceding fiscal yeas as follows:

     (i)  5% to a legal reserve, not to exceed 20% of the paid-in capital of TNL; and

     (ii)  25% of adjusted net income against payment of dividends. Such amount will be increased if required to satisfy payment of dividends of Preferred Shares. This is a requirement of Brazilian Corporate Law.

     Net Income not allocated to payment of dividends will be allocated to an additional reserve for corporate business expansion. Such reserve cannot exceed 80% of the capital of TNL.

     Whenever TNL accumulates profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian Corporate Law. In general, the Company has to pay dividends first to the Preferred Shares and then, to the Common Shares. The balance remaining will be prorated on an equal basis for all shares of stock. The dividends not claimed within 3 days will revert to TNL.

     Shareholders’ Meetings

     The shareholders’ meetings are held once a year, generally during the first four months following the end of the fiscal year. The meeting can be called at any other time, whenever TNL’s interests so require.

     TNL’s shareholders have the power to decide any matters related to TNL’s corporate purpose and to pass any resolutions they deem necessary for TNL’s protection and development, through voting at a general shareholders’ meeting.

     TNL convenes the shareholders’ meetings by publishing a notice in the Gazeta Mercantil newspaper and in the Federal Official Gazette. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. However, pursuant to TNL’s by-laws the meeting must be called with 30 days in advance if the meeting is to decide on the following matters:

•	reducing the mandatory distribution of dividends;

•	approving a merger or spin-off;

•	approving the participation of TNL in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownership) as defined under the Brazilian Corporate Law;

•	changing TNL’s business purpose;

•	creating founders’ shares (partes beneficiárias);

•	ceasing TNL’s state of liquidation; and

•	approving TNL’s dissolution.

     The notice must always contain the meeting’s agenda and, in the case of a proposed amendment to the by-laws, an indication of the subject matter.

     The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders or the Audit Committee, calls the general shareholders’ meetings. A shareholder may be represented at a general shareholders’ assemblies by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of the management of the Company, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     In order for a general shareholders’ meeting validly to take any action, shareholders representing at least one quarter of the issued and outstanding Common Shares must be present at the meeting. However, in the case of a general meeting to amend TNL’s by-laws, shareholders representing at least two-thirds of the issued and outstanding Common Shares must be present. If no such quorum is present, the Board of Directors may call a second meeting by notice given at least five calendar days prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the voting requirements for certain matters described below.

     Voting Rights

     Each Common Share entitles its holder to one vote at TNL’s shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ assembly are passed by a simple majority vote by holders of the Common Shares; abstentions are not taken into account.

     Holders of non-voting Preferred Shares may acquire voting rights if TNL fails to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid by TNL.

     Pursuant to Brazilian law, the approval of the holders of a majority of the outstanding adversely affected preferred shares as well as shareholders representing at least one-half of the issued and outstanding common shares is required for the following actions:

•	creating preferred shares or increasing an existing class of shares without preserving the proportions of the shares, except as already authorized by TNL’s by-laws;

•	changing a preference, privilege or condition of redemption or amortization of any class of preferred shares; and

•	creating a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares.

     These actions are put to the vote of the holders of the adversely affected preferred shares at a special meeting, where each preferred share entitles the shareholder to one vote. Preferred shareholders do not have a vote on any other matter.

     The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;

•	approving a merger or spin-off;

•	approving the participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownership) as defined under the Brazilian Corporate law;

•	changing the business purpose;

•	creating founders’ shares (partes beneficiárias);

•	ceasing the state of liquidation; and

•	approving the dissolution.

     Pursuant to the Brazilian Corporate Law, holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•	amend the by-laws, including changes to the rights of the holders of the common shares;

•	elect or dismiss members of the Board of Directors;

•	receive the yearly accounts prepared by the management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures and founders’ shares (partes beneficiárias);

•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize TNL’s legal form, merge, spin off, dissolve or liquidate, elect or dismiss the liquidators or examine their accounts; and

•	authorize TNL’s management to file for bankruptcy or request concordat (similar to Chapter 11 proceeding under U.S. bankruptcy law).

     Rights of Withdrawal

     The Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

     This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a majority of all outstanding common shares authorizes:

•	the creation of preferred shares or an increase in an existing class of shares without preserving the proportions of the shares, except as already authorized by TNL’s by-laws;

•	the change of a preference, privilege or condition of redemption or amortization of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares;

•	by all dissenting or non-voting shareholders in the event that a majority of all outstanding common shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in the business purpose; or

•	a transfer of all shares to another company, creating a wholly-owned subsidiary of such company, known as an incorporação de ações; or

•	by the dissenting or non-voting shareholders, in the event that a majority of all outstanding common shares authorizes:

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

•	a merger or spin-off under certain circumstances defined in the Brazilian Corporate Law; or

•	participation in a “grupo de sociedades”

     Dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from a merger or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken.

     The dissenting or non-voting shareholders only have a withdrawal right if they held the shares at the time of the first call for the shareholders’ meeting in which the relevant decision was made or at the time of the announcement of the material event, as the case may be.

     The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year). In that case the 30-day term is counted from the date the minutes of the special meeting are published. The Company is entitled to reconsider any action-giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

     In all the situations described above, the shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within 60 days preceding such shareholders’ meeting.

     Liquidation Procedures

     In the event of the liquidation of TNL, the preferred shareholders would be entitled to priority over common shareholders in the return of capital. The amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all the creditors of TNL had been paid, the residual assets would be used to return the amount of capital represented by the preferred shares to the preferred shareholders. Once the preferred shareholders had been fully reimbursed, the common shareholders would be reimbursed on the portion of the capital stock represented by the common shares. All the shareholders of TNL would participate equally and ratably in any remaining residual assets.

     Form and Transfer of Securities

     TNL’s shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make the transfer, the Transfer Agent makes an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf.

     The BOVESPA and clearing systems, such as member brokerage firms and banks, control the clearing entity CBLC. The shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. TNL’s shareholder registry indicates which shares are listed on the CBLC system.

     Transfer of Control

     According to the General Telecommunications Law, the control of a fixed-line service provider can only be transferred:

•	after the obtaining of Anatel’s approval;

•	after 5 years from the start of the fixed-line services;

•	to a company which fulfills all technical, legal, economic and financial requirements imposed by applicable regulations; and

•	if the transaction does not hinder competition and does not place the performance of the obligations under the concession contract in risk.

     The Company’s by-laws require that approval by its shareholders of mergers, split-ups, consolidations or dissolution of its subsidiaries be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably. The shareholders of the companies involved in the process shall have full access to the report on the analysis.

     Amendments

     The by-laws were last amended on April 26, 2002.

     Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of person representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly traded company, must disclose its share ownership to the Brazilian securities commission and stock exchanges. In addition, a statement containing the required information must be published in appropriate Brazilian newspapers. Any subsequent increase of five percent or more in ownership of common shares must be similarly disclosed.

Material Contracts

     The following is a summary of the material contracts to which the Company is a party, other than contracts entered into in the ordinary course of business.

     At November 30, 1999, the Fixed-Line Subsidiary and Telemar entered into a management services agreement, providing for consulting and management assistance services by Telemar to the Fixed-Line Subsidiary. This agreement represents the only material contract not entered into in the ordinary course of business. The management services agreement is effective until 2003, and its term may be extended. Telemar’s remuneration for providing management services under the management services agreement is a percentage of consolidated net revenues of the Fixed-Line Subsidiary, determined in accordance with the Corporate Law Method, as follows: 1% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003. At December 31, 2001, the payment due to Telemar under the management services agreement for the year 2001, in the amount of R$50.7 million, was recorded as general and administrative expenses. See “Note 3 to the Consolidated Financial Statements”.

Exchange Controls

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A. (the “Custodian”), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

     In Brazil, there is a mechanism available to foreign investors interested in trading directly on the São Paulo Stock Exchange. Until March 2000, this investment mechanism was known as “Annex IV” after Annex IV to Resolution No. 1,289 of the National Monetary Council-the “Annex IV Regulations”. Currently, this investment mechanism is regulated by Resolution No. 2,689 dated January 26, 2000 of the National Monetary Council and by Instruction No. 325 dated January 27, 2000 of the CVM, as amended (the “2,689 Regulation”).

     The 2,689 Regulation, which became effective on March 31, 2000, sets forth new regulations on foreign portfolio investments in Brazil. Foreign investments registered under Annex IV Regulations had to be conformed to the 2,689 Regulation by September 30, 2000. Such new regulations allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are met. In accordance with the 2,689 Regulation, foreign investors are individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. The 2,689 Regulation prohibits the offshore transfer or assignment of the title to the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

     Pursuant to the 2,689 Regulation, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	fill in the appropriate foreign investor registration form;

•	obtain registration as a foreign investor with CVM; and

•	register the foreign investment with the Central Bank.

     The securities and other financial assets held by the foreign investor pursuant to the 2,689 Regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized in over-the-counter markets licensed by the CVM.

     All investments made by a foreign investor under the 2,689 Regulation will be subject to an electronic registration with the Central Bank. Foreign investments registered under Annex IV Regulations had to be conformed to the new regulations of capital registration by September 30, 2000.

     The 2,689 Regulation also extends a favorable tax treatment to all foreign investors investing pursuant to these new regulations. See “— Taxation — Brazilian Tax Considerations.”

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, the holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after the exchange, following which the holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such

Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “— Taxation — Brazilian Tax Considerations.”

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies for benefits under Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the BOVESPA on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the BOVESPA during the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

     Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by TNL in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Distribution of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of TNL as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time (9.5% per annum for the three-month period beginning April 2002). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of TNL’s Board of Directors.

     Distribution of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by TNL for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in tax havens, which payments are subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of TNL will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends TNL is obligated to distribute to its shareholders in accordance with its Charter and the Corporate Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the BOVESPA are generally subject to tax at a rate of 15%. Gains realized through transactions on the BOVESPA are generally subject to tax at a rate of 10%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

     Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a non-Brazilian holder of Preferred Shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in Preferred Shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on the BOVESPA or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under Resolution 2,689 will be maintained.

     Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “-Registered Capital.”

     Effective on January 1, 2002, withholding taxes for transactions on the BOVESPA have been increased from previous 10% to 20%. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on the BOVESPA. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     The deposit of Preferred Shares in exchange for the ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in Preferred Shares is lower than (i) the average price per Preferred Share on the BOVESPA on the day of the deposit; or (ii) if no Preferred Shares were sold on that day, the average price on the BOVESPA during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% (unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

     The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described in “— Exchange Controls — Registered Capital.” If such non-Brazilian holder does not qualify under

Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the “IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax”) will be imposed on distributions by TNL in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and is currently imposed at a rate of 0.38%. On June 12, 2002, the Brazilian Congress approved an extension of the CPMF tax until December 31, 2004. The rate of 0.38% is maintained until December 31, 2003, changing to 0.08% for the subsequent period. The Brazilian Congress also approved that, as of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.

     U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of TNL (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to ADSs also refer to Preferred Shares, and references to a “U.S. holder” are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs.

     Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by TNL as a dividend to the extent that such distribution is paid out of TNL’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by TNL will not be eligible for the deduction for dividends allowed to corporations under the Code.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of TNL generally will not be subject to U.S. federal income tax.

     Holders of ADSs that are foreign corporations or nonresident alien individuals (“non-U.S. holders”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Backup Withholding and Information Reporting

     Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the rate of 31% unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because some of our costs are denominated in currencies (primarily the U.S. dollar) other than those in which we earn our revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. In 2000 we began to use derivative instruments, such as foreign exchange swap and forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1650 per US$1.00 on March 3. Between December 31, 1998 and December 31, 1999, the real depreciated 32.4% against the U.S. dollar, and at December 31, 1999, the commercial market rate for purchasing U.S. dollars was R$1.7890 to US$ 1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8294 per US$1.00, showing a slight appreciation in relation to the same average rate in 1999, of 1.9%. However, in 2001 the real continued to devalue against the U.S. dollar. The exchange rate fluctuated in a range between R$1.9353 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3519, showing a depreciation of 28.6% in the period.

     Approximately 53.9% of the Company’s debt obligations are denominated in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet debt service obligations. In 2001, we limited our exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. For further information about such swap agreements and other financial instruments utilized by us, see Note 24(c) to the Consolidated Financial Statements.

     We continue to have exchange rate exposure with respect to our planned capital expenditures. Approximately 55% of our capital expenditures are made in U.S. dollars. The potential loss in connection with our planned capital expenditures for 2002 that would have resulted from each unfavorable 1% change in the real-U.S. dollar exchange rate, assuming that we carry out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$12.4 million. In addition, if such a change were to be sustained, the cost of our foreign currency-denominated financing not covered by derivative instruments and related service charges would increase in proportion to the change.

Interest Rate Risk

     At December 31, 2001, we had approximately R$8,919.9 million in loans and financing outstanding, including R$1,300.0 million of local non-convertible debentures. Approximately 74% of our indebtedness bore interest at floating rates based on either the TJLP or the interbank certificates of deposits — CDI rate for real-denominated indebtedness and the LIBOR for U.S. dollar-denominated indebtedness. As of December 31, 2001, we did not have any derivative contracts outstanding that could limit our exposure to variation in the TJLP or CDI rate. However, we invest our excess liquidity (R$1,234.4 million at December 31, 2001) mainly in short-term instruments, and our exposure to Brazilian interest rate risk is therefore partially limited by our real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to our exposure with respect to existing indebtedness, we would also be exposed to interest rate volatility with respect to future indebtedness in case we decide that a protection against interest rate variation is not required.

     We could have suffered a loss over one year of up to R$87.9 million if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2001 had occurred. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate in 2002, in relation to December 31, 2001, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year.

Item 12. Description of Securities other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Upon completion of our audited and consolidated financial statements for the period ended on June 30, 2001, we learned that we were out of compliance with the following financial covenants set forth in our BNDES facility: (a) current assets divided by current liabilities (AC/PC) must be equal to or greater than 1:20; and (b) EBITDA divided by current liabilities (EBITDA/PC) must be equal to or greater than 1:20. TNL has requested and been granted a waiver from BNDES, as well as from Banco Itaú S.A.,Banco do Brasil S.A., Banco Bradesco, Banco Alfa, Unibanco, Citibank, Banco Safra, Banco Votorantim, Banco Sudameris and Banco Santander as Lenders under the BNDES facility for failure to comply with these covenants. The waiver from BNDES excuses non-compliance with these covenants through December 2002. TNL expects to be able to comply with these covenants by the end of 2002. For additional information regarding our BNDES facility see “Item 5. Operation and Financial Review and Projects - Liquidity and Capital Resources”.

     Under a Note Purchase Facility Agreement between our PCS Subsidiary, its major suppliers and ABN AMRO Bank N.V. with respect to Debt of the Material Subsidiaries (as such terms are defined in the Note Purchase Facility Agreement) and not otherwise permitted by Section 5.10 of the TNL PCS Note Purchase Facility Agreement, approximately US$231.0 million was drawn at the time of execution of the Note Purchase Facility Agreement, exceeding the limit of US$200 million permitted under Section 5.10(e) of the Note Purchase Facility Agreement. At the time of execution of the Note Purchase Facility Agreement, TNL as well as the creditors were unaware of this issue and discovered it during a due diligence process. Since discovering the issue, TNL has caused the Material Subsidiaries to make scheduled principal payments of the Debt, bringing the outstanding Debt of the Material Subsidiaries under Section 5.10(e) to US$185.9 million at May 31 2002, which is below the permitted limit of US$200 million.

     Further, under the Note Purchase Facility Agreement, with respect to a note purchase of US$172.1 million that occurred on February 19, 2002, TNL PCS paid certain fees due to the Tranche D Lenders from the proceeds of such purchase in violation of Section 5.08 regarding permitted use of proceeds. On May 14, 2002, we cured this default by paying such fees to the Tranche D Lenders out of its working capital. We have agreed that any such fees payable to the Tranche D Lenders in the future will not be satisfied from the proceeds of any purchase. For additional information on the Note Purchase Facility Agreement see “Item 5. Operation and Financial Review and Projects — Liquidity and Capital Resources”.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     TNL has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-62.

Technical Glossary

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “interconnection charge” or “network usage charge.”

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     ADSL technology (Asymmetric Digital Subscriber Line): A technology that converts existing twisted-pair telephone lines into access paths for high-speed communications of various sorts.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A.”

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CA TV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular telecommunication technology.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     GPRS — (General Packet Radio Service) — Typically referred to as the “2.5” G standard for companies employing GSM, which is not optimal for data (slow speeds of 9.6kbps). GPRS is a relatively less expensive way (supposedly) of enabling a GSM network with a data overlay; GPRS enables speeds in the range of 115kbps. VoiceStream has talked about its intention to move to this standard when it becomes available.

     GSM — (Global System for Mobile Communications) — An international standard for digital cellular service.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     IP (Internet protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics. It is used by the Internet.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or “interconnection charge.”

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     PCS (Personal Communications Services) — A networking system that provides secure digital wireless communications in a high frequency range. It uses small low-powered base stations and light-weight and compact handsets. It offers voice and data transmission capabilities, enhanced mobile connection and heightened subscriber capacity as well as features like caller ID and alphanumeric messaging.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Satellite services: Satellites used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Specialized Services Companies: Companies which were duly permitted by Anatel to provide specialized limited services, such as (i) private mobile services provided by means of radio communication system, in radio-frequencies bands of 460, 800 and 900 MHz, (ii) private fixed-line services to allow point-to-point or multi-point telecommunication through circuits, (iii) private network services, and (iv) duplex radio communication services.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

SIGNATURES

     Tele Norte Leste Participaçõnes S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕNES S.A.

By:	/s/ Alvaro A.C. dos Santos

Name: Alvaro A.C. dos Santos Title: Chief Financial Officer and Vice President of Finance

Dated: June 28, 2002

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

     As at December 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999

Report of Independent Accountants

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of changes in financial positions present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries at December 31, 2001 and 2000 and changes in shareholders’ equity of Tele Norte Leste Participações S.A and the results of their operations and their changes in financial positions for each of the three years in the period ended December 31, 2001, all expressed in Brazilian Reais, in conformity with accounting principles prescribed by Brazilian Corporate Law. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles prescribed by Brazilian Corporate Law vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results of operations for each of the three years in the period ended December 31, 2001 and the determination of shareholders’ equity at December 31, 2001 and 2000 to the extent summarized in Notes 30 and 31 to the consolidated financial statements.

/s/PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes	Rio de Janeiro, Brazil February 15, 2002, except for the information contained in Note 19, for which the date is June 27, 2002.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2001	2000

Current assets:
Cash and cash equivalents	1,234,443	2,141,510
Accounts receivable:
Trade accounts receivable, net	2,145,844	2,502,479
Deferred and recoverable taxes	1,293,095	1,143,764
Other assets	277,136	320,621

Total current assets	4,950,518	6,108,374

Non-current assets:
Deferred and recoverable taxes	1,561,173	953,364
Judicial deposits	273,201	135,131
Other	114,311	33,408

Total non-current assets	1,948,685	1,121,903

Permanent assets:
Investments	98,219	41,864
Property and equipment, net	18,125,396	12,199,500
Intangible assets	1,163,976
Deferred assets	479,222

Total permanent assets	19,866,813	12,241,364

Total assets	26,766,016	19,471,641

Current liabilities:
Payroll and related accruals	181,860	185,671
Suppliers	2,199,346	1,358,471
Dividends and interest on own-capital	538,042	457,641
Taxes other than on income	436,572	296,609
Deferred taxes and taxes on income	86,958	251,088
Loans and financing	1,370,561	785,852
Concessions payable	603,900
Provisions for contingencies		408,218
Consignment on behalf of others	85,720	99,957
Other	106,395	162,097

Total current liabilities	5,609,354	3,597,386

Non current liabilities:
Taxes other than income	608	18,807
Deferred taxes and taxes on income	872	24,334
Loans and financing	6,249,321	2,044,819
Provisions for contingencies	1,491,438	881,694
Debentures	1,300,000
Negative goodwill, net		175,423
Other	30,906	25,181

Total non-current liabilities	9,073,145	3,170,258

Minority interest	2,057,180	2,368,361

Shareholders’ equity:
Capital and reserves	7,396,342	7,549,780
Retained earnings	2,626,931	2,781,667

Total shareholders’ equity	10,023,273	10,331,447

Funds for capitalization — Expansion plan contributions	3,064	4,189

Total shareholders’ equity and funds for capitalization	10,026,337	10,335,636

Total liabilities and shareholders’ equity	26,766,016	19,471,641

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2001	2000	1999

Net operating revenue from telecommunication services:
Services provided to third parties	10,103,066	8,126,990	6,222,305
Cost of services:
Provided by third parties	(6,806,635)	(5,294,442)	(4,527,392)

Gross profit	3,296,431	2,832,548	1,694,913
Operating (expenses) income:
Selling	(1,571,070)	(885,726)	(863,308)
General and administrative	(869,680)	(835,782)	(877,020)
Other net operating (expense) income, net	(324,262)	118,636	143,307

Operating income before interest	531,419	1,229,676	97,892

Interest income	840,791	330,382	213,117
Interest expense	(1,166,296)	(369,850)	(255,446)

Operating income	205,914	1,190,208	55,563

Non-operating income (expenses), net	(2,120)	15,884	(43,508)
Employees’ profit share	(28,410)	(64,831)	(26,767)

Income (loss) before taxes and minority interests	175,384	1,141,261	(14,712)

Income tax and social contribution (expense) benefit	21,679	(174,638)	68,719
Minority interests	(56,685)	(257,216)	41,679

Net income	140,378	709,407	95,686

Net income per thousand shares outstanding at the balance sheet date (in Reais)	0.38	1.92	0.29

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2001	2000	1999

Financial resources were provided by:
Net income for the year	140,378	709,407	95,686
Minority interest	56,685	257,216	(41,679)
Expenses (income) not affecting working capital:
Depreciation and amortization	2,926,421	2,803,282	2,761,331
Provision for tax incentives losses	19,284	5,253	5,669
Capitalized interest	(44,023)	(1,483)	(113,671)
Deferred income tax and social contribution	(365,991)	(29,635)	(210,782)
Loss on disposal of property, plant and equipment	29,896	88,935	64,255
Provision for contingencies	609,744	100,001	164,992
Interest (income) expense on long-term assets and liabilities	194,161	70,456	11,575
Other	(2,494)	(9,414)

	3,564,061	3,994,018	2,737,376
Increase in long-term liabilities	6,506,906	2,172,373	281,312
Transfer from permanent to current assets		167,606	8,421
Transfer from long-term receivables to current assets	200,590	219,388
Net increase in deferred income			32,075

Total funds provided	10,271,557	6,961,603	3,059,184

Financial resources were used for:
Increase in long-term receivables	848,271	95,003	95,339
Increase in treasury shares	169,492		90,934
Increase in permanent assets
Investments	143,474	9,594	18,607
Premium on investments	61,969
Property, plant and equipment	8,940,031	2,936,827	2,040,127
Intangible Assets	1,102,007
Deferred expenses, net	479,222

	11,744,466	3,041,424	2,245,007
Accrued dividends and interest attributable to own capital	466,906	409,053	250,987
Transfer from long-term to current liabilities	1,230,009	843,855	17,641

Total funds used	13,441,381	4,294,332	2,513,635

Increase (decrease) in working capital	(3,169,824)	2,667,271	545,549

Changes in working capital
Current assets
At the end of the year	4,950,518	6,108,374	2,915,149
At the beginning of the year	6,108,374	2,915,149	1,743,227

	(1,157,856)	3,193,225	1,171,922

Current liabilities
At the end of the year	5,609,354	3,597,386	3,071,432
At the beginning of the year	3,597,386	3,071,432	2,445,059

	2,011,968	525,954	626,373

Increase (decrease) in working capital	(3,169,824)	2,667,271	545,549

TELE NORTE LESTE PARTICIPAÇÕES S.A.
PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

		Capital reserves		Revenue reserves

			Fiscal
		Share	incentives		Unrealized
	Share	premium	and	Legal	revenue	Retained	Treasury
	capital	reserve	donations	reserve	reserve	earnings	shares	Total

At December 31, 1998	3,741,151			181,547	2,884,081	2,407,234		9,214,013

Net income						95,686		95,686
Realization of unrealized revenue					(133,567)	133,567
Appropriations:
Transfers to reserves				4,784		(4,784)
Dividends						(224,469)		(224,469)
Share premium reserve		2,464,787						2,464,787
Purchase of treasury stock							(90,934)	(90,934)
Tax incentives and donations			11,100					11,100

At December 31, 1999	3,741,151	2,464,787	11,100	186,331	2,750,514	2,407,234	(90,934)	11,470,183

Share premium reserve provision		(1,599,647)						(1,599,647)
Capitalization of reserves and retained earnings	400,448	(13,367)		(186,331)		(200,750)
Realization of unrealized revenue					(134,070)	134,070
Net income						709,407		709,407
Constitution of legal reserve				19,798		(19,798)
Dividends proposed						(248,496)		(248,496)

At December 31, 2000	4,141,599	851,773	11,100	19,798	2,616,444	2,781,667	(90,934)	10,331,447

Reversal of the Elimination of						11,905		11,905
Capitalized Interest Expense
Capitalization of reserves	167,605	(167,605)
Fiscal incentives			9,035					9,035
Acquisition of treasury stock							(169,492)	(169,492)
Net income						140,378		140,378
Constitution of legal reserve				7,019		(7,019)
Dividends proposed						(300,000)		(300,000)

At December 31, 2001	4,309,204	684,168	20,135	26,817	2,616,444	2,626,931	(260,426)	10,023,273

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

1 Description of business and summary of significant accounting policies

Tele Norte Leste Participações S.A. (“the Parent company”) and its subsidiaries are referred to as (“the Company” or “TNL”) in this financial statements.

a. Description of business

(i)  Background

The Company is the principal provider of fixed-line telecommunication services in the states of Rio de Janeiro, Espírito Santo, Amazonas, Roraima, Amapá, Pará, Maranhão, Piauí, Ceará, Rio Grande do Norte, Pernambuco, Alagoas, Paraíba, Minas Gerais, Sergipe and Bahia in Brazil under the terms of a concession granted by the federal government of Brazil (the “Federal Government”). The concession expires on December 31, 2005 and may be renewed for an additional 20 years at the discretion of Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry.

In July 1999, the Company was authorized to provide interstate long-distance services between the states in the Region. As from July 1999, due to the privatization of the telecommunications industry, the Company has entered into competition with other providers of interstate, local intra-regional and local long-distance services within its operating areas.

On August 12, 2001, the Company completed the reorganization of its fixed-line subsidiaries by merging them into a single subsidiary, Telecomunicações do Rio de Janeiro S.A. (“Telemar — RJ”), and subsequently changed the name of the new entity to Telemar Norte Leste S.A. (“TMAR”). As a result, TMAR is now the main provider of fixed-line telephone services in its operating area (Region I), which includes the states described in the first paragraph. Prior to the merger the operating area was covered by 16 subsidiary companies. These services are provided based on the concession granted by the Federal Government which expires on December 31, 2005 and may be renewed for an additional 20-year period, at the discretion of Anatel.

In order to promote more focused business activities in the different markets where it operates, the Company structured its businesses in three markets: Consumer, Corporate and Cellular. Therefore, the following subsidiaries were formed:

•	TMAR is the largest telecommunications company in Brazil in terms of billing and number of telephones installed and provides local and long-distance fixed-line telephone services, services to Internet providers, data and image transmission and videoconferencing, among others.

•	TNext S.A., which offers hosting services and the placement of clients’ applications on hardware and software platforms;

•	Contax S.A. is a “contact center” which aims at managing the relationship between companies and clients, including logistics and billing, by means of several interactive media such as e-mail, fax and voice via IP;

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

•	HiCorp Comunicações Corporativas S.A. provides outsourcing solutions to telecommunication networks, including the implementation, operation, management and guarantee of the services;

•	TNL Acesso S.A. covers all Internet-related activities, rendering services to Internet providers, e-business and e-markets;

•	TNL Net Participações S.A. aims at participating in other companies which perform Internet-related activities;

•	TNL Trading S.A. imports and exports products;

•	ABS 52 Participações Ltda., a subsidiary company formed by TMAR in March 2001 to provide services related to installation, maintenance, building and operation of networks.

•	TNL PCS S.A. will operate under the trade name “Oi”. The GSM (Global System Mobile) network will be used with GPRS (General Packed Radio System) technology, which introduces packet switching, enabling data exchange up to 144 KBPS. With this new technology, TNL PCS’s clients will be able to benefit from services such as location, fast Internet, data, video, photos and sound transmission via mobile phones.

The General Plan on Quality for the Personal Mobile Service, related to Resolution No. 249, issued on December 19, 2000, defines quality targets to be attained by service providers. These targets include the service quality, customer service and billing. In addition to these targets, the Resolution also stipulates deadlines for repairing malfunctions and deficiencies as well as inform physical data. The quality targets will be measured after the first 180 days of commercial operation by location within Region I.

All telephone services are subject to the regulations and inspections by Anatel, in accordance with Law No. 9472, issued on July 16, 1997.

(ii)  Corporate Reorganization

On June 28, 2001, the Board of Directors and the Fiscal Council of Telemar — RJ and the Company’s other 15 fixed-line telephone subsidiaries approved the merger of the net book values of these subsidiaries into Telemar-RJ, as proposed by the Board of Executive Officers. The objective of the merger was to simplify the existing corporate structure, improving the operation of public switched fixed-line telephone services.

As a result of the merger, holders of common shares of the other subsidiaries who opted to migrate exchanged their shares for common shares of Telemar-RJ, and holders of preferred shares of the other subsidiaries, regardless of the class, exchanged their shares for preferred class “A” shares of Telemar-RJ.

The corporate restructuring resulted in the acquisition of minority interests in a number of subsidiaries and sale of shares in others. The table below demonstrates the change in ownership of subsidiaries which occurred.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

			% change in
	% of total capital December 31,		Ownership as a
			Result of Corporate
	2000	2001	Restructuring

TMAR (previously Telemar-RJ)	86.20	80.79	(5.41)
Telemar-ES	83.02	80.79	(2.23)
Telemar-CE	78.00	80.79	2.79
Telemar-RN	68.89	80.79	11.90
Telemar-PA	55.13	80.79	25.66
Telemar-PB	64.38	80.79	16.41
Telemar-MG	79.49	80.79	1.31
Telemar-BA	81.61	80.79	(0.66)
Telemar-SE	61.87	80.79	19.45
Telemar-PE	75.90	80.79	5.02
Telemar-PI	73.40	80.79	7.39
Telemar-MA	63.59	80.79	17.20
Telemar-AP	81.08	80.79	(0.29)
Telemar-RR	59.72	80.79	21.07
Telemar-AM	75.18	80.79	5.61
Telemar-AL	69.99	80.79	12.32

All of the subsidiaries were incorporated in TMAR as of August 2, 2001.

With the merger, the deferred income tax assets related to loss carryforwards recorded by Telemar-AM, Telemar-AL and Telemar-PE were written-off against net income for the year, totaling:

		Social
	Income tax	contribution	Total

Telemar — AM	24,235	9,448	33,683
Telemar — AL	13,166	4,776	17,942
Telemar — PE	7,450	2,392	9,842

	44,851	16,616	61,467

The appraisal rights paid to the shareholders who exercised their right to withdraw from the group as a result of the corporate reorganization within the legal period of thirty days from the date of the shareholders Meetings held on August 2, 2001, totaled R$185,914. The shares of the dissenting shareholders will be held in treasury for cancellation or sale.

(iii) Down-stream merger

On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities Commission, Instructions Nos. 31/84, 319/99 and 320/99, Telemar Participações S.A. (“Telemar Participações”), the controlling shareholder of the Company (52.3% of common shares) subscribed for and paid in, through transfer of its investment and

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

corresponding share premium (“Premium”) asset in the Company, 100% of the capital in a new entity, 140 Participações S.A.

The objective of the down-stream merger was to assure realization of the tax benefits arising from the amortization of the Premium paid over book value by Telemar Participações on its acquisition of the Company by transferring to the Company the tax benefit arising from the amortization of their Premium. Telemar Participações subscribed for and paid in the capital of 140 Participações S.A.. The purchase consideration included Telemar Participações shares in the Company and the corresponding Premium which arose at the time of the privatization of the Company. The down-stream merger of 140 Participações S.A. was approved by the shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into the Company. In the downstream merger, the shareholders of Telemar Participações received shares of the Company in exchange for their shares in 140 Participações S.A. The net book value of the assets merged into the Company as of November 30, 1999 were as follows:

Permanent assets
Investments
Tele Norte Leste Participações S.A.	1,800,358
Premium asset	2,464,787

4,265,145

Shareholders’ equity
Capital (premium reserve)	4,267,024
Accumulated deficit	(1,879)
4,265,145

This transaction was recorded in shareholders’ equity as a premium reserve in the amount of R$2,464,787 against a corresponding Premium asset to be amortized over five years based on the expected profitability. The tax benefit realized from the amortization expense of the Premium will be transferred to Telemar Participações through shares to be issued at no par value, at which time, the minority shareholders will be granted the right to acquire shares in proportion to their participation in the Company’s share capital.

On March 6, 2001, the CVM issued Instruction No. 349, which amended Instruction No. 319 and related to the accounting for the down-stream merger. The new Instruction allowed the Company to write-down the Premium asset to the amount of the future tax benefit expected to be generated by the amortization of the Premium retroactive to January 1, 2000.

As a result, on January 1, 2000, the Company reduced the Premium asset and the corresponding premium reserve by R$1,599,647. The remaining value of R$824,060 corresponds to the amount of the expected future tax benefit. The Premium asset, which had been recorded in permanent assets, was reclassified to current and non-current deferred and recoverable taxes on the balance sheet. In addition, the Company reversed R$325,352 of amortization that had been recorded during 2000 in connection with the portion of the Premium asset that was reduced, retroactively as of January 1, 2000.

As of December 31, 2001 and 2000, the Company increased its capital by R$167,605 and R$13,367, respectively, which represented the current year tax benefit realized and derived from the amortization of the Premium asset recorded at December 31, 2000 and 1999 of R$492,958 and R$41,080, respectively.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Amortization expense of the Premium asset, net of amortization of the provision, for the years ended December 31, 2001 and 2000, was R$167,605 (Note 5).

b. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements as of and for the three years in the period ended December 31, 2001, were prepared in accordance with Brazilian Corporate Law and the regulations of Brazilian Securities Commission — CVM and include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which they have a controlling financial interest. Investments in businesses which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.

The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the following eliminations:

•	The participation in capital and reserves held among the companies;

•	The balances of intercompany accounts and other asset and/or liability accounts held among the companies;

•	Unrealized results and current assets arising from intercompany transactions, if applicable;

•	The effects of significant transactions between the companies;

•	The interests in the net equity of the companies.

During 2001, the Company, in accordance with CVM Deliberation No. 193, of July 11, 1996, capitalized interest expenses amounting to R$278,992, relating to loans obtained by the parent company TNL to finance capital expenditures of the subsidiaries.

Considering that the funds transferred by TNL to the subsidiaries were obtained from financial institutions and that these amounts were transferred under the same contractual terms, the Company maintained the capitalized financial expenses as part of property, plant and equipment costs and in deferred charges for consolidation purposes.

The amount of capitalized interest expense eliminated during consolidation at December 31, 2001, of R$11,905, was reverted in 2001.

Use of estimates

The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents are considered to be all highly liquid investments with an original maturity of three months or less.

Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies generally included in results of operations as incurred.

Accounts receivable from services

Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These accounts receivable also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month.

Provision for doubtful accounts

This provision is established progressively in order to recognize probable losses in relation to the collection and restrictive calling actions, progressively as of 60 days past due, as follows:

% loss
Overdue bills	Provided for

Between 61 and 90 days	40
Between 91 and 120 days	60
Between 121 and 150 days	80
Over 151 days	100

As of September 2001, government entities, corporate clients and other telecommunications service providers are being included in the calculation base of the provision, as well as the agreements with default clients to settle their debts in installments.

Revenue recognition

Revenues are recognized on the accrual basis i.e. at the time the service is rendered. The services provided between the last billing date (“cycle”) and the end of each month are estimated and recognized in the month of accrual.

Revenues consist of the rental of lines, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of calls, the distance involved and the services used), network services, interconnection and leasing of high-capacity lines, maintenance fees and other value-added services rendered to clients. These revenues also include telephone installation fees and pre-paid calling cards. The Company’s management considers that the installation fees should not be

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

deferred since the margins are negative or low. Revenues from public telephone pre-paid calling cards are recognized when the cards are sold and the related costs are recognized when incurred.

Investments

Investments consist primarily of investments in affiliated companies, which are accounted for under the cost method, fiscal incentives which are also accounted for under the cost method but indexed by inflation through December 31, 1995, less a provision for losses when considered necessary, and investments in affiliated companies accounted for under the equity method.

Equity investments are investments in companies in which the Company has more than 20% participation (voting or non-voting shares) and/or influence over the management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in Non-operating income (expenses), net.

Property, plant and equipment

The investment in property and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific plant expansion projects are stated at average original cost and are presented as “Construction-in-progress”. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Property and equipment is depreciated using the straight-line method over their estimated useful lives. The principal depreciation rates are detailed in Note 13.

Prior to January 1, 2000, interest on construction-in-progress was calculated monthly at a rate of 12% per annum, and capitalized as part of property and equipment until the asset was placed in service. Interest capitalized, which exceeded interest expense on loans obtained to finance construction-in-progress, was recorded in a restricted capital reserve directly in shareholders’ equity.

Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate. No impairment losses were identified in 2001 and 2000.

Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the new CVM rule No. 193, “Capitalized Interest on Financing of Construction-in-progress”. This new rule requires interest to be capitalized on construction-in-progress at the rates represented by current borrowings. As of December 31, 2001 and 2000, the Company capitalized R$504,836 and R$76,480 respectively.

Intangible assets

Intangible assets consist of (i) the wireless license (concession license), acquired by the Company’s new cellular subsidiary, TNL PCS S.A., which will be amortized using the straight-line method over the license period of 15 years once the subsidiary is in operation and (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment (Pegasus Telecom — See Note 12), which is amortized over a ten-year period.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Deferred charges

Pre-operational costs are deferred until the start-up of operations, at which time the costs will be amortized on a straight line basis over five years.

Derivatives

The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. TNL employs risk management strategies using a variety of derivatives including foreign currency swaps, forwards and options. The Company does not hold derivatives for trading purposes.

Results from swap, operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on “options” and “forward” contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.

Vacation pay accrual

Vacation benefits payable to employees are accrued in proportion to the period vested.

Provisions for contingencies

Provisions for contingencies are established for contingent risks considered as “probable losses” by the Company’s management and external legal consultants. The bases, amounts involved and nature of the main provisions are described in Note 20.

Dividends

Dividends are recorded at year-end based on the proposed amount by the Directors, which is expected to be approved in the annual Shareholders’ Meeting.

Income tax and social contribution

Deferred taxes are provided on temporary differences. Tax credits arising from tax loss carryforwards are recognized as deferred tax assets when the losses are incurred and management considers future realization to be probable. Tax credits arising from the down-stream merger premium are amortized over a five-year period based on expected future profitability.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred. As of December 31, 2001, 2000 and 1999, total expenses were R$180,205, R$150,048 and R$133,216, respectively.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Research and development

Research and development costs are charged to expense as incurred. Total costs were R$34,411, R$47,418 and R$45,883 in 2001, 2000 and 1999, respectively.

Earnings per share

Earnings per share is computed based on number of shares outstanding at the end of each year.

Pension plans

Contributions to pension are based on payroll and on actuarial calculations, being recorded on the accrual basis. At December 31, 2000, CVM issued Deliberation CVM n° 371 which approved the technical pronouncement of IBRACON on specific accounting procedures for the recording of obligations of employees’ benefits. This pronouncement will be adopted by the Company and its subsidiaries as from the year ending December 31, 2002.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

2. Operating revenues

	2001	2000	1999

Local:
Installation fees	359,476	157,600	142,983
Monthly subscription fees	3,612,666	2,517,132	1,820,393
Pulses (metered services)	2,065,805	1,889,712	1,764,923
Collect calls	112,145	85,172	59,027
Other revenue	7,242	49,639	40,602

	6,157,334	4,699,255	3,827,928
Long-distance services (Intra-sectorial)	902,729	779,927	787,155
Long-distance services (Inter-sectorial)	316,592	252,798	158,722
Public telephone services (telephone cards)	570,379	458,346	407,617
Fixed to mobile services	3,162,019	2,463,680	1,472,425
Additional services	268,445	228,963	159,844

Revenue from the use of the network:
Use of fixed-fixed networks	1,251,214	1,071,498	905,114
Use of mobile-fixed networks	244,148	206,678	155,095

	1,495,362	1,278,176	1,060,209
Data transmission
Dedicated Digital Line Service — SLD	275,386	251,059	245,906
Industrial Dedicated Digital Line Service — EILD EILD	344,337	339,883	234,936
IP services	54,807	46,824	8,126
Data communication services	64,803	32,243	35,824
Other services	47,249	8,847	6,542

	786,582	678,856	531,334
Other services	107	10,577	27,756

Gross operating revenue	13,659,549	10,850,578	8,432,990
Value added and other indirect taxes	(3,466,281)	(2,629,686)	(2,189,651)
Discounts (primarily on public telephone cards)	(90,202)	(93,902)	(21,034)

Net operating revenue	10,103,066	8,126,990	6,222,305

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(a)	Description of the services

(i)	Local

Local services also comprise certain additional and value-added services such as ISDN, that allows voice, data, image and sound transmission supported by a single digital line permitting the client to use simultaneously, for example, voice transmission and the Internet. In-dialing service (direct transmission of external calls to extensions) is also offered by the Company to those corporate clients that work with PBX systems. For corporate clients in need of a large quantity of phone lines, the Company offers digital trunk services that allow up to 30 simultaneous connections within a single physical loop of 2 Mbps, increasing the speed and optimization of the client’s telephone system.

(ii)	Long-distance intra and inter-sectorial services

Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another are referred to as “intra-regional long-distance” calls. Intra-regional long-distance service includes intra-sectorial long-distance calls (non-local calls within a State) and inter-sectorial long-distance calls (calls between States in the region).

(iii)	Fixed to mobile services

These refer to calls made by the Company’s fixed-line clients to cellular service providers operating within the region. These services also include collect calls from cellular customers to fixed-line clients.

(iv)	Revenue from the use of the network

In March 1999, the Company signed an interconnection agreement with Embratel in order to formalize the use of its network for long-distance calls carried-out by Embratel. The Company also received from Embratel, until June 30, 2001, a supplemental per-minute fee called the “Parcela Adicional de Transição — PAT” in the amount of R$18,624 (R$84,500 — 2000). This fee was introduced to offset the impact caused by the elimination of the shared-revenue system.

The Company maintains contracts for voice interconnection and transmission with all telecommunications service providers, “STFC”, “SMC” — cellular mobile service and “SME” — specialized mobile service, operating in Region I. In addition to these service providers, the Company has also signed the first interconnection and traffic transport services contracts with Nortepal and Sermatel, (competitors) with concessions to operate in Region I.

(v)	Data transmission services

The Company provides low and high-speed data transmission services through switched circuits.

The Company leases telecommunications equipment and lines to other telecommunication companies under monthly operating leases which expire at various dates. Leased line revenues (denominated SLD and EILD ) for the years ended December 31, 2001, 2000 and 1999 were R$619,723, R$590,942 and R$480,842, respectively.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(vi)	Other services

The Company provides other services that include equipment rentals, technical assistance and other telecommunication services.

(b)	Rates

Rates for telecommunication services are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a mix of local and long-distance services and for interconnection charges. On June 21, 2001, the monthly subscription fees increased an average of 17% (2000 — 21.5%), in accordance with Anatel Record No. 17149.

3.	Cost of services and operating expenses — by nature

	2001

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection	2,334,608			2,334,608
Depreciation	2,737,303	50,118	146,818	2,934,239
Personnel	525,376	167,310	202,819	895,505
Materials	263,197	6,542	15,862	285,601
Third party services	705,816	229,364	384,445	1,319,625
Administration fee			50,665	50,665
Advertising		180,205		180,205
Rental and insurance	220,412	11,082	61,116	292,610
Provision for doubtful accounts and write-offs of accounts receivable		925,611		925,611
Other consumables	19,923	838	7,955	28,716

Total	6,806,635	1,571,070	869,680	9,247,385

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2000

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection	1,634,716			1,634,716
Depreciation	2,427,132	67,975	178,161	2,673,268
Personnel	397,204	221,725	180,338	799,267
Materials	195,374	4,364	15,058	214,796
Third party services	479,393	189,628	320,652	989,673
Administration fee			81,186	81,186
Advertising		150,048		150,048
Rental and insurance	147,010	32,229	43,343	222,582
Provision for doubtful accounts and write- offs of accounts receivable		218,699		218,699
Other consumables	13,613	1,058	17,044	31,715

Total	5,294,442	885,726	835,782	7,015,950

	1999

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection	916,435			916,435
Depreciation	2,646,935	6,078	88,379	2,741,392
Personnel	400,333	195,933	250,784	847,050
Materials	63,716	95,198	27,137	186,051
Third party services	422,462	165,558	347,024	935,044
Administration fee			76,315	76,315
Advertising		133,216		133,216
Rental and insurance	61,507	7,460	44,824	113,791
Provision for doubtful accounts and write-offs of accounts receivable		212,203		212,203
Other consumables	16,004	47,662	42,557	106,223

Total	4,527,392	863,308	877,020	6,267,720

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Interconnection costs refer mainly to the usage of fixed-to-mobile network charged by cellular operators, which represent a significant decrease in the margin for these services. The increase in interconnection costs when compared to the prior year is due to the substantial expansion of the mobile and fixed networks, the latter being a result of the Plan on the Early Attainment of Targets (“PAM”).

Third party service costs refer primarily to technical network services, such as installation of terminals and maintenance of lines and infrastructure equipment and to technical and administrative services. Sales expenses and administrative services consist mainly of data processing services, consulting, external legal consultants and expenses on public services.

Advertising expenses refer principally to the promotion of the Telemar brand name, showing its long-distance selection code, fidelity programs to clients, among others.

Rental and insurance costs include amounts being paid to energy companies for the rentals of electrical energy posts, right of ways and rentals of dedicated lines from Embratel.

At the November 30, 1999 Extraordinary General Meeting, the common and preferred shareholders of TNL approved a management services agreement between the existing 16 fixed-telephone subsidiaries and Telemar Participações, in accordance with the Anatel Concession Agreements. This agreement is effective until 2003 and may be extended. The remuneration is based on a percentage of consolidated net revenues of the Company determined under Brazilian Corporate Law, as follows: 1% in the period from August 1998 to December 31, 2000; 0.5% in 2001 and 2002; and 0.2% in 2003.

4. Interest income (expense)

	2001	2000	1999

Interest income
Interest and other financial charges	459,986	310,897	161,353
Indexation/exchange rate gain	380,805	19,485	51,764

	840,791	330,382	213,117

Interest expenses
Interest and other financial expenses	(969,890)	(277,035)	(156,817)
Indexation/exchange rate loss	(196,406)	(92,815)	(98,629)

	(1,166,296)	(369,850)	(255,446)

Interest expense, net	(325,505)	(39,468)	(42,329)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Interest income basically represents interest on investments and charges on over-due account receivables.

Swap operations are recognized in results for the year by reducing or increasing interest expenses for the year. Losses on options and forward are recognized in the results for the year. Income and expense arising from option premiums are recorded against the results of the year during the contracts’ terms.

Interest expenses consist primarily of interest on loans obtained from third parties and bank charges. Indexation monetary/exchange losses variations mainly represent variations over loans and financing obtained from third parties, reduced/increased by the results of derivative operations intended to protect the Company from foreign currency exchange risk (see Note 23 (c)).

5. Other operating income (expenses), net

	2001	2000	1999

Amortization of down-stream merger Premium	(492,957)	(492,957)	(41,080)
Amortization of provision of down-stream merger Premium	325,352	325,352
Amortization of negative goodwill (i)	175,424	37,591	25,061
Equity accounting adjustment	17,679		123,022
Research and development (ii)	(34,411)	(47,418)	(45,883)
Taxes (iii)	(181,302)	(25,626)	(85,876)
Technical and administrative services	53,566	35,343	35,574
Fines on late-payment	102,057	75,323	59,870
Recovered expenses (iv)	74,498	86,435	115,661
Provisions for contingencies	(474,971)	(94,105)	(104,441)
Reversal of contingencies	59,320	149,177	109,219
Rental of infrastructure (v)	56,073	65,060
Other, net	(4,590)	4,461	(47,820)

Total	(324,262)	118,636	143,307

(i)	Additionally, on April 12, 1999, at an extraordinary general meeting of the subsidiary, Telecomunicações do Rio de Janeiro S.A. (“TELERJ”), approval was granted to settle amounts due by the subsidiary to the Company by issuing 37,766,387,915 common nominative shares with no par value of TELERJ. This settlement equaled the present value of the amount due to the Company of R$1,681,427. The average of the trading price over the 20 days prior to consummation of the transactions was the basis for determining the fair value of the transaction.

(ii)	Prior to the spin-off of Telebrás, the subsidiaries and other companies of the Telebrás System contributed to the Centro de Pesquisa e Desenvolvimento — CPqD (Research and Development Center), which is operated by Telebrás and which conducted its own independent research and development. Subsequent to the spin-off, a private independently administered research and development center was created. In connection with an agreement signed in May 1998, between the Company and the research and development center, the Company is required to contribute R$128,594 in total to the center over a three-year period which expired in May 2001. The Company does not provide for this future obligation as the Company received benefits from the CPqD research and development. Research and development contributions are expensed as incurred.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	FUST — Fundo de Universalização de Serviços de Telecomunicações (Fund for Universal Telecommunication services) was approved on August 17, 2000 and aims at providing funds to cover the costs necessary for the compliance with obligations established in the Plano Geral de Metas de Universalização (General Plan on Universal Service). The Fund’s revenues include the monthly contribution, as from January 2001, of 1% of the gross operating revenue of all telecommunications companies arising from telecommunication services provided, net of ICMS, PIS and COFINS.

In October 2000, the Brazilian Senate passed a Bill establishing the FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (Fund for the Technical Development of Brazilian Telecommunications). The main objective of the Fund is to encourage research and development of new technologies. FUNTTEL became effective on March 28, 2001 and will be funded by contributions based on 0.5% of the net operating revenues of telecommunications service providers. During 2001, as from that date, the Company recorded R$31,965 under “Other operating expenses”, referring to the contribution made to FUNTTEL.

(iv)	Recovered expenses refer to fines and arrears interest arising from the late delivery of services and the recovery of several expenses.

(v)	After the privatization, cellular operators continued to use the radio base stations (ERB) located in the buildings of the fixed-line subsidiaries. The Company charges a rental fee for the use of these facilities, called rental of infrastructure, which is recorded under “Other operating revenues and expenses — Rental-infrastructure”.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

6. Non-operating income (expense), net

	2001	2000	1999

Gain (loss) on disposal of Permanent assets	(29,896)	2,685	(29,380)
Equity in earnings (losses) of affiliates	26,344	14,881	(9,351)
Other non-operating income (expense), net	1,432	(1,682)	(4,777)

Total	(2,120)	15,884	(43,508)

As a result of the merger of the 15 subsidiaries into TMAR, TNL’s interest in TMAR reduced from 86.20% to 79.56%.

The capital gain recorded as a result of the merger operation totaled R$50,669.

Gains and losses on disposal of permanent assets consists mainly of write-offs of equipment in connection with the modernization of the network.

7. Income tax and social contribution

Brazilian income taxes comprise federal income tax and social contribution tax. The composite statutory rates is 34% for all three years presented.

The following is an analysis of the income tax and social contribution (expense) benefit:

	2001	2000	1999

Social contribution (expense) benefit	(7,018)	(50,635)	12,425
Income tax (expense) benefit	28,697	(142,924)	10,654
Losses recorded from prior years			45,640
Offset of Tax on net income-ILL		18,921

Total tax (expense) benefit	21,679	(174,638)	68,719

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is as follows:

	2001	2000	1999

Income (loss) before income taxes and minority Interests, and after employees’ profit sharing	175,384	1,141,261	(14,712)

Tax (charge) benefit at the composite Statutory rate (34%)	(59,631)	(388,029)	5,002
Write-off of net operating losses (“NOL’s”) of subsidiaries merged into TMAR (Note 1(a))	(61,467)
Tax benefit on the amortization of the down-stream merger	110,619	110,619
Non-taxable amortization of negative goodwill	43,856	9,398	6,265
Tax benefit of interest on capital (i)	49,747	56,448
Deduction of ILL taxes paid (ii)		18,921
Change in social contribution rate (iii)			4,552
Non-taxable equity accounting adjustments	14,968	5,060
Tax effects on permanent differences ( iv )	(50,130)
Release of valuation allowance on NOL’s			45,640
Other, net	(26,283)	12,945	7,260

Total benefit ( provision ) income taxes and Social contribution	21,679	(174,638)	68,719

Effective tax rate	(12.4)%	15.3%	467.1%

(i)	Brazilian companies are permitted to determine a tax-deductible notional interest expense attributable to shareholders’ equity, which is treated as a dividend and distributed in a manner similar to a dividend. For financial reporting purposes, interest attributed to shareholders’ equity is recorded as a deduction from unappropriated retained earnings, payable by the Company on behalf of the shareholders.

(ii)	In October and November 2000, Telecomunicações do Minas Gerais S.A. offset the payment of taxes at source on net income — ILL against income tax in the amount of R$18,921, after the Supreme Court — STF ruled the collection of ILL to be unconstitutional for limited liability corporations. This treatment is supported by a court decision as well as the opinion of the Company’s external legal consultants.

(iii)	As from May 1, 1999 through January 31, 2000, the social contribution rate increased from 8% to

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

12%. The social contribution rate was increased to 9% from February 1, 2000 and will be in effect until December 31, 2002, at which time the rate will be reduced to 8%.

(iv)	Tax effects on permanent differences refer basically to provision for doubtful accounts and write-offs which are not tax deductible.

Deferred tax assets are presented on the balance sheet under “Deferred and recoverable taxes” (See Note 10) and comprise the following:

	2001	2000

Tax benefit on down-stream merger premium (Note 1 (a)(iii))	488,849	656,455
NOL’s	310,206	368,963
Provisions for contingencies	462,559	248,022
Temporary differences, mainly provision for doubtful accounts	162,564	125,503

Total	1,424,178	1,398,943

Current	390,813	445,582
Non-current	1,033,365	953,361

Deferred tax assets are established in relation to temporarily disallowed items in the calculation of taxable profits and on tax losses when management believes that it is probable that the results of future operations will generate sufficient taxable income to realize these deferred tax assets. Net operating loss carryforwards have no expiration dates and are recognized as deferred tax assets as losses are incurred. Federal income tax regulations currently state that tax losses available for offset are limited in any one year to 30% of annual income before tax determined in accordance with Brazilian Corporate Law.

The composition of the deferred tax liabilities and taxes on income tax payable is as follows:

	2001	2000

Federal income tax payable	16,478	135,056
Social contribution tax payable	21,770	53,849
Deferred tax liabilities:
Additional indexation expense from 1990 (i)	35,999	46,729
Others	13,583	39,788

Total	87,830	275,422

Current	86,958	251,088
Non-current	872	24,334

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustments to property and equipment.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

8. Cash and cash equivalents

	2001	2000

Cash and bank accounts	43,657	189,342
Certificate of deposits	906,593	152,090
Investment funds	219,298	1,800,078
Debentures	64,895

Total	1,234,443	2,141,510

Investments in certificate of deposits are remunerated based on interbank deposit certificates (CDI) rates. Investment funds are remunerated based on 100.5% of CDI rates and are supported by Brazilian Treasury Bills. Debentures are securities issued by Itaú Leasing and are also remunerated based on CDI rates.

9. Trade accounts receivable, net

	2001	2000

Services billed	2,029,745	1,882,343
Services not yet billed	451,056	766,252
Provision for doubtful accounts	(334,957)	(146,116)

Total	2,145,844	2,502,479

The provision for doubtful accounts is recorded for probable losses on accounts receivable. Due to the economic downturn in the Brazilian economy during 2001 and the increasing average age of accounts receivable, an additional bad debt provision was made against overdue accounts from government entities, corporate clients, other telecommunication service providers and default clients with outstanding installments.

The aging-list of accounts receivable is as follows:

	2001	%	2000	%

Not yet due	1,311,943	52.9	1,451,280	54.8
Overdue up to 30 days	544,003	21.9	647,295	24.4
Overdue from 31 to 60 days	174,967	7.1	155,518	5.9
Overdue from 61 to 90 days	110,409	4.5	105,653	4.0
Overdue more than 90 days	339,479	13.6	288,849	10.9

Total	2,480,801	100	2,648,595	100

Overdue accounts are subject to a 2% fine on the total debt and interest of 1% per month on late-payments.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

10. Deferred and recoverable taxes

	2001	2000

Tax credit on down-stream merger Premium (Note 1(a))	488,849	656,455
Deferred income tax and social contribution	935,329	742,488
Income tax recoverable	191,838	184,126
Social contribution recoverable	36,963	78,637
ICMS (value-added tax) and other taxes recoverable	1,053,524	304,955
Withholding income tax	147,765	130,465

Total	2,854,268	2,097,128

Current	1,293,095	1,143,764
Long-term	1,561,173	953,364

11. Other assets

	2001	2000

Recoverable advances and deposits	107,834	166,217
Tax incentive investments	84,302	69,787
Other debtors	33,047	52,483
Maintenance inventories	36,051	26,752
Prepayments	126,885	37,113
Other	3,328	1,677

Total	391,447	354,029

Current	277,136	320,621
Non-current	114,311	33,408

Recoverable advances and deposits at December 31, 2001 relate primarily to advances to suppliers in the amount of R$99,711 (2000 — R$155,340) and advances to employees in the amount of R$8,123 (2000 — R$17,681).

Maintenance inventories relate to new and reusable materials in the operating telephone subsidiaries which are stated at the lower of average original cost or market.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

12. Investments

	2001	2000

Investment in Pegasus, equity method	31,386
Investments in affiliated companies, at cost	37,981	7,254
Fiscal incentives	28,604	31,715
Other investments	248	2,895

Total	98,219	41,864

On January 19, 2001, the Company increased its capital in Pegasus Telecom S.A. to approximately R$93,200. This investment resulted in the acquisition of 7,330,354 preferred shares, corresponding to an increase in its percentage holding from 9.33% to 24.4%. Goodwill in the amount of R$61,969 (Note 14) was calculated and recorded considering financial viability studies carried-out by third parties and the expected future profitability. The Company holds no voting shares in Pegasus Telecom S.A.

13. Property and equipment, net

			2001	2000	Annual
		Accumulated			depreciation
	Cost	Depreciation	Net	Net	rate (%)

Buildings and underground ducts	3,859,070	(1,968,814)	1,890,256	1,760,448	4 to 10
Switching equipment	11,235,649	(7,295,808)	3,939,841	2,392,190	20
Transmission and other equipment	15,616,075	(9,880,416)	5,735,659	4,373,228	10
Other assets	5,648,946	(1,969,813)	3,679,133	1,718,024	5 to 20
Construction in-progress	2,880,507		2,880,507	1,955,610

Total	39,240,247	(21,114,851)	18,125,396	12,199,500

Other equipment includes: overhead, underground and building cables, teleprinters, private automatic exchanges, energy generating equipment and furniture.

Other assets include: underground cables, computer equipment, vehicles, land and other assets.

The Company capitalized R$504,836 (2000 — R$173,376) of financial expenses relating to the financing of construction-in-progress.

All property and equipment which are essential in providing the services described in the Concession Agreement are considered reversible assets. Upon expiration of the Concession Agreement these assets will automatically revert to Anatel. At December 31, 2001, the balance of reversible assets amounts to R$16,401,646, (2000 — R$11,932,800) and these comprise assets and installations in progress, switching and transmission equipment, public telephones, energy and air-conditioning equipment, infrastructure and systems and operation equipment.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

14. Intangible assets

2001

Concession license	1,102,007
Goodwill — Pegasus	61,969

Total	1,163,976

At an auction at Bolsa de Valores do Rio de Janeiro (Rio de Janeiro stock market) on February 13, 2001, TNL PCS S.A. acquired a Government concession for the operation of the Serviço Móvel Pessoal — “SMP” (Personal Mobile Service) within Region I (same area covered by TMAR). The concession to operate the SMP is valid for an indeterminate period, but the right to use the radio frequencies mentioned in the authorization agreement matures March 12, 2016, with one single possible extension for another 15 years. Of this amount, the first of the two installments, in the amount of R$551,004, was settled in March 2001, and the payment of the second installment was settled in February 2002.

15. Deferred assets

Deferred assets consist of expenses incurred during the pre-operating period of the new subsidiaries TNL PCS S.A., TNext, HiCorp, Contax and TNL. Acesso, which will be amortized based on the economic studies carried-out by a third party (average period of 5 years), and comprise of the following:

2001

Third party services	100,233
Rental and interest expenses	409,417
Personnel	26,287
Materials	1,254
Interest income	(57,969)

Total	479,222

16. Payroll and related accruals

	2001	2000

Wages and salaries	110,464	129,322
Accrued social security charges	34,365	23,951
Accrued benefits	692	5,933
Payroll withholdings	29,184	15,095
Other	7,155	11,370

	181,860	185,671

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The Company maintains a profit sharing program. The employees’ profit participation is based on Law No. 10.101 of December 19, 2000, considering different weighted variables. A rating which determines a multiplying factor applicable to the December payroll is established according to the goals and performance of both the Company and employees. This participation is granted to employees who have been with the Company for more than eight months.

17. Dividends and interest on capital

	2001	2000

Proposed dividends to common and preferred shareholders	300,000	248,496
Interest on own-capital to minority shareholders of TMAR	147,442	165,741
Prior years’ dividends and interest on capital not claimed	90,600	43,404

	538,042	457,641

The dividends not claimed refer to the amounts available to shareholders, which if not claimed in three years as of the annual Shareholders’ Meeting will be reversed to retained earnings.

18. Taxes other than on income

	2001	2000

Value-added taxes	388,039	280,303
Other indirect taxes on operating revenues	49,141	35,113

Total	437,180	315,416

Current	436,572	296,609
Long-term	608	18,807

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

19. Loans and financing

	Draw-
	down
	Date	Maturity	Guarantees	Financial charges	2001	2000

(a) Local currency
Banco de Desenvolvimento de Minas Gerais S.A.	06/97	07/00	Receivables	TJLP + 4.20%p.a.	20,501	25,372
Banco Nacional de Desenvolvimento Econômico e Social - BNDES “Bridge Loan”	12/99	02/01	Endorsement by TNL and receivables	TJLP + 6.48%p.a.		400,000
Banco Nacional de Desenvolvimento Econômico e Social - BNDES “Credit line” (i)	12/00	01/08	Endorsement by TNL and receivables	TJLP + 3.85%p.a.	2,173,697	1,001,350
Accrued interest					44,198	75,213

Total in local currency					2,238,396	1,501,935

(b) Foreign currency
US Dollar
Banco Nacional de Desenvolvimento Econômico e Social - BNDES “Credit line” (i)	12/99	01/08	Endorsement by TNL and receivables	UMBND + 3.85%p.a.	695,953
ABN AMRO Bank N.V	12/00	05/06	None	LIBOR + 5.00%p.a.	262,586	58,662
ABN AMRO Bank N.V	08/01	08/09	Endorsement by TNL	Libor + 5.50%p.a.	1,153,239
Banco Itaú S.A	12/00	04/06	Promissory note	LIBOR + 2.75% to 3.13% p.a.	233,827	46,662
BBA Creditanstalt S.A.	10/00	05/05	None	LIBOR + 4.20%p.a.	185,632	195,540
BankBoston N.A	06/01	03/06	None	LIBOR + 4.80%p.a.	139,224
BankBoston N.A	12/99	01/06	Endorsement by TNL	LIBOR + 4.25%p.a.	91,934	76,182
Banco Santander do Brasil S.A.	06/01	06/04	None	LIBOR + 3.00%p.a.	81,214
EDC-Export Development Corporation	01/00	04/07	None	LIBOR + 1.50% to 3.00% p.a.	196,715	40,301

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down
	Date	Maturity	Guarantees	Financial charges	2001	2000

FUJI BANK, LIMITED	09/00	09/06	None	LIBOR + 3.10%	210,945	195,540
KFW-Kreditanstalt Fur Wiederaufbau	06/00	10/09	None	10.39% to 11.87% p.a.	398,335	181,689
Unibanco União de Bancos Brasileiros S.A.	06/00	11/02	Promissory note endorsed by TNL	10.85% p.a	35,545	59,907
Unibanco União de Bancos Brasileiros S.A.	08/00	08/03	Promissory note endorsed by TNL	12.01%p.a.	116,020	97,770
Banco Bilbao Vizcaya Argentaria S.A.	07/00	12/06	Guaranteed by TNL	6.84%p.a.	25,759	28,129
Sumitomo Corporation do Brasil S.A.	10/97	01/03	Promissory note endorsed by TNL	LIBOR + 3% p.a.	28,998	24,437
Suppliers (ii)
Bosch Telecom Ltda	01/97	11/04	Promissory note endorsed by TNL	LIBOR + 2.50% to 3.30%p.a.	106,675	103,369
SIEMENS Ltda.	12/99	12/02	Promissory note endorsed by TNL	LIBOR + 5.44%p.a.	16,776	59,196
SIEMENS Ltda	01/00	09/05	Promissory note endorsed by TNL	LIBOR + 5.00%p.a.	69,617	74,373
Other suppliers	10/96	05/04	Promissory note endorsed by TNL	LIBOR + 1.13% to 12.00% p.a.	12,521	36,319
Yen currency
Japan Bank for International Cooperation — JBIC	08/01	01/10	None	1.65% p.a.	661,776

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down
	Date	Maturity	Guarantees	Financial charges	2001	2000

Accrued interest					82,830	21,395

Total in foreign currency					4,806,121	1,299,471
Other (swap operations)					575,365	29,265

Total Loans and financing					7,619,882	2,830,671

Current					1,370,561	785,852
Long-term					6,249,321	2,044,819

(i)	Refers to the use of funds provided by special credit lines in the acquisition of infrastructure equipment, electronic equipment, network management software and others, as well as in the payment of the related installation and assembling services, under the terms of the “Telecommunications Investment Support Program”.

(ii)	Loans from suppliers refer to contracts for the supply and installation of equipment in order to comply with the network expansion project (“PAM”).

The maturities for the long-term debt outstanding (including accrued interest expense) at December 31,2001 are summarized below:

2003	1,081,466
2004	1,466,309
2005	1,470,025
2006	1,271,830
2007 and thereafter	959,691

Total	6,249,321

Credit agreements defaults

At June 30 and December 31, 2001, TNL did not meet certain covenant ratios on long-term loan with BNDES and eight other agents, totaling R$ 2,173,697 initiated in December 2000 and with maturity date of January 2008. Of the total amount of the loan, 30% is directly with BNDES while the remaining percentage is with the agents, coordinated by Banco Itaú and Banco do Brasil. TNL received waivers from Banco Itaú/Banco do Brasil and BNDES, on April 22 and June 26, 2002, respectively. Based on these waivers and the opinion of legal counsel, management believes to be in compliance with the covenants up to January 2003. TNL did not inform other lenders that it had not met the required covenant ratios as at June 30 and December 31, 2001, since it received the waivers for such ratios and considered that there was no reporting requirement under the loan agreements.

In addition, in exchange for interest payments (waiver fees), BNDES and coordinating banks have altered the ratio requirements for the June 30, 2002 covenant, which had been non-compliant at December 31, 2001, in a way that they will not be considered non-compliant if the ratios are not worse than those of December 31, 2001. Management estimates that the Company will not have worse covenant ratios at June

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

30, 2002 as compared to December 31, 2001 and that it will meet the covenant ratios at December 31, 2002.

20. Provisions for contingencies

		2001	2000

	Labor
(i)	Unsafe work conditions premium	106,418	70,218
(ii)	Inflation indexation adjustments	15,343	24,013
(iii)	Equalization of salary scales	35,579	24,281
(iv)	Salary differences/indemnities/productivity	34,616	29,358
	Claims individually less than R$1,000	80,246	79,131
		272,202	227,001

	Tax
(i)	FINSOCIAL	72,659	48,523
(ii)	PIS and COFINS	357,301	148,879
(iii)	ISS (service tax) on services which are not subject to ICMS (value-added tax)	34,558	25,260
(iv)	ICMS on activation/installation fees	139,407	62,200
(v)	INSS	114,205	33,880
(vi)	CPMF	44,599	21,957
(vii)	ILL	39,139	39,000
	Other claims	199,699	154,739

		1,001,567	534,438

	Civil
(i)	Preferred shares	87,149	50,320
(ii)	Embratel VC2/VC3	62,201
(iii)	Other claims	68,319	69,935

		217,669	120,255

	Total (Long-term)	1,491,438	881,694

Labor

(i)	Unsafe work conditions premium — This provision reflects the amount payable under trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension electric installations. Increases refer to new claims and monetary restatement of contingent liabilities.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(ii)	Inflation indexation adjustments — Provision referring to labor claims on the inflation indexation adopted for the adjustment of salaries under certain government economic stabilization programs in prior years (“Collor Plan” and “Bresser Plan”). In 1998, the Tribunal Superior do Trabalho (Supreme Labor Court) ruled an unfavorable decision to the subsidiaries, especially in relation to procedural errors during the appeal. Management believes that the provision is sufficient to cover lawsuits brought by the employees and sponsored by trade unions. In 2001, the Pará subsidiary reversed the provision relating to Plano Collor, as a result of favorable decisions.

(iii)	Equalization of salary scales — Provision to reflect the probable loss arising from claims to equalize salary scales among certain classes of employees. The high number of rescissions, especially in Rio de Janeiro, partly contributed to an increase in the recorded provision.

(iv)	Salary differences/indemnities/productivity — Substantially in Rio de Janeiro and Pernambuco, these claims refer to a number of smaller lawsuits with loss expectations considered as probable, in view of unfavorable decisions in the lower courts.

Tax

(i)	FINSOCIAL — In 1995, the Brazilian Supreme Court ruled that certain increases in the tax rate of the FINSOCIAL (a predecessor tax to COFINS) were unconstitutional. As a result, the Company credited R$33,118 to “Other operating income, net” in 1995. In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to refuse similar credits recognized by other telecommunications companies. In addition to FINSOCIAL, a similar contingency in relation to PASEP also exists. Management reevaluated these issues in 1998 after various FINSOCIAL assessments, and, based on the Supreme Court decision, the Company decided to record a provision. The increase in relation to the prior year refers to the monetary restatement of existing provisions.

(ii)	PIS/COFINS - Law No. 9718/98 — Based on the opinion of its external legal consultants, the Company maintains a provision to cover the claims relating to the increase in COFINS and broadening of the calculation basis for PIS and COFINS, despite having obtained preliminary orders which authorize that these taxes can be offset. The Company suffered unfavorable decisions in some states where it operates, basically in: (i) Minas Gerais, where the amount due plus interest was judicially deposited; (ii) Roraima, where it was negotiated, a settlement on June 26, 2001; and (iii) Pará, where an appeal was denied on June 26, 2001.

Additionally, there have been recent unfavorable decisions to taxpayers at some Regional Federal Courts. Increases result from monthly provisions recorded based on invoicing and from the monetary restatement of existing provisions.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	ISS — The Company maintains provisions for the Service Tax (ISS), due to tax assessments from 1998, which have questioned the incidence of this tax on several telecommunication services, such as equipment rental, value-added services and other technical and administrative services. The provision reflects the assessed services which are considered as probable losses by the external legal consultants. Assessments referring to the incidence of ISS on services relating to outsourcing of personnel, telephone line rental, wake-up call services, and others, in the amount of R$310,774 have not been provided for since these contingencies are considered possible or remote as some activities are not within the scope of the ISS and are taxable by the ICMS. The provisions are monetarily restated.

(iv)	ICMS — On June 19, 1998, the Treasury State Secretaries approved the Convênio 69 (an agreement to interpret existing tax law) to broaden the incidence of ICMS to other services, including activation fees. Pursuant to this interpretation, the ICMS tax may be applied retroactively to such telecommunication services rendered during the last five years. Management believes that the extended incidence of ICMS tax on supplementary services to the basic telecommunication services is unlawful because: (i) the State Secretaries acted beyond the scope of their authority; (ii) their interpretation considers certain services which are not telecommunication services; and (iii) new taxes cannot be applied retroactively.

From 1999 to June 2001, the Company has been assessed in relation to the ICMS incident on supplementary services, including activation and installation fees, totaling approximately R$257,259 (R$37,837 in Minas Gerais, R$10,380 in Amazonas, R$68,917 in Bahia, R$53,049 in Alagoas, R$30,445 in Espírito Santo and R$56,631 in the remaining states). These assessments consider the ICMS due on several telecommunication services for periods prior to and following June 1998. Based on the opinion of its external legal consultants, the Company considers the probability of loss for notifications related to periods prior to June 1998 as “remote” and for those after June 1998 as “possible/probable”, recording a provision of R$19,357 (R$5,309 in Bahia, R$4,084 in Piauí, R$3,826 in Ceará, R$1,872 in Minas Gerais and R$4,266 in the remaining states). These provisions were recorded based on the opinions of the Company’s external legal consultants, often supported by external advisors, and are monetarily restated. There have been recent unfavorable decisions in the states of Ceará and Espírito Santo, enhancing the risks associated to these claims.

Additionally, TNL filed an injunction against the incidence of ICMS on installation and activation services, recording the related provision and the respective monetary restatement on a monthly basis. At December 31, 2001, the provision totaled R$120,050. In Rio de Janeiro, based on the opinion of its external legal consultants and an unfavorable decision with regard to a court injunction of the same nature, management decided to consider these revenues in the calculation basis after the introduction of Convênio 69/98.

(v)	INSS (social security) — Refers to the tax assessment on the joint responsibility for the payment of this tax by the service providers, in the amount of R$68,164, as well as for the contributions on the compensation and suspension of “SAT” — Seguro de Acidente de Trabalho (workers’ assistance insurance) in the amount of R$46,041 in Rio de Janeiro. The increase in this provision is due to the analysis of existing tax claims and particularly documentation supporting the compliance with tax obligations by the outsourced suppliers as well as the interpretation of the Company with regard to the incidence of INSS on certain benefits charged to payroll.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(vi)	CPMF — TNL obtained an injunction relieving it from the payment of CPMF. In view of the attitude adopted by the Supreme Court, the Company maintains a provision to cover potential losses.

(vii)	ILL — The Company offset ILL — tax on network income paid in previous years, based on the Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried at lower and higher courts, where among other issues, adjusted offsetting values are being considered, the Company maintains a provision due to the fact that the Supreme Court has not reached a final decision on all related matters.

Civil

(i)	Preferred shares — In 1990, TELEBRÁS’ Board of Directors approved an increase in its share capital by means of a public offer. During the call for tender, CVM started to investigate the price of the new shares, which were issued with a discount in relation to the book value. Upon completion of the investigation, CVM informed the Ministério Público Federal (Brazilian public prosecution service) that it did not understand to have been any infringements as the price established for the new shares was compatible with the market price for TELEBRÁS shares. Nevertheless, the public attorney decided to take the issue to court. In April 1998, TELEBRÁS was ordered to issue 13,718,350 thousand preferred shares in order to comply with the obligation, but the company appealed against this decision. The parent company adjusted the liability referring to the 2,516,572 thousand preferred shares transferred to it at the spin-off of TELEBRÁS, and recorded the provision. The increase in the provision refers to the restatement of this liability based on the market price of the shares.

(ii)	Embratel VC2/VC3 — On June 6, 2000, ANATEL decided in favor of Embratel’s right over the revenues arising from VC2 and VC3 (long-distance) fixed-to-mobile calls and for TNL’s right over revenues arising from VC1 calls (local), for the period between June 1998, when the Concession Agreements were signed, and July 1999, when the CSP (carrier dialing code) was introduced for long-distance call services. Anatel’s decision establishes that, following the introduction of the CSP, the corresponding revenue belongs to the service provider selected by the user. In the Company’s opinion, Anatel misinterpreted the fixed-to-mobile and switched fixed-line telephone services as being equivalent. Management believes that the revenues generated by fixed-to-mobile services, irrespective of the distance called, belong to TNL, as it is the service provider to the caller who originated the call, in conformity with the regulations established by the Ministry of Telecommunications. The Company obtained an unfavorable decision from Anatel with regard to the reconsideration request submitted to the Conselho Diretor (Directors Council) of Anatel and, therefore, contested the matter judicially, challenging not only Embratel’s right to offset amounts, but also the regulation of this type of revenue. With regard to the first issue, the Company obtained a provisional legal instruction which prevents Embratel from discounting the related amounts; this procedure, however, has a temporary nature and may be revoked or overruled at any time. As for the regulation matter, the suit is in its initial stage. The unfavorable decision announced by Anatel and the temporary nature of the injunction which prevents Embratel from discounting the amounts resulted in the constitution of a provision in 2001.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	Refer to claims brought by former resellers of pre-paid calling cards requiring indemnity, indemnity for rescission of contracts with subcontractors and indemnity for expansion plans with the issuance of shares.

     The Company also has several cases for which losses are considered as “possible” in the opinion of its external legal consultants, with no recorded provisions for contingencies. At December 31, 2001, the main contingencies total approximately R$887,000 (2000 — R$725,000 ), and include items related to ISS, ICMS on services, rescission of contracts held with former resellers of pre-paid calling cards, rescission of contracts held with subcontractors and other suppliers, indemnity for expansion plans/issue of shares and losses due to failure in the initial long-distance carrier code.

The main contingencies classified as possible or remote losses in the opinion of the Company’s external legal consultants are as follows:

•	ICMS incident on international calls — In July 1999, the legal dispute in Rio de Janeiro relating to international calls originating in Brazil was estimated at R$64,004 (tax assessments). Tax authorities claim that international call services are provided in Brazil, being, therefore, subject to the ICMS. However, this interpretation opposes other legal interpretations which consider international calls as exported services, being therefore exempt from the ICMS. Additionally, there is doubt as to the responsibility for the payment of this tax, if charged, since the Company does not have revenues from this service. Management does not believe that the payment of ICMS on international calls by the subsidiary companies is probable. In February 2000, in Rio de Janeiro, TNL obtained a favorable decision from the Conselho de Contribuintes (Taxpayers’ Council).

•	Federal taxes — On August 9, 2000, TNL was assessed by the Brazilian Internal Revenue Service, in the amount of R$993,700, in relation to IRPJ, CSL, PIS, COFINS and IRRF taxes for supposed infringements related to taxable events occurring in 1996, prior, therefore, to the privatization. TMAR submitted to the State Federal Revenue Service of Rio de Janeiro, within the period required by the authorities, the documentation supporting the accounting records which had been deemed in compliance with the respective tax procedures, as well as proof of the correct payment of the corresponding taxes in the period assessed. In the management and external legal consultants’ opinions, the notifications of infringement will not proceed and, therefore, no provision for losses which may arise from this matter has been recorded.

•	IDEC — Instituto de Defesa do Consumidor (Consumer’s Protection Institute) - In the first half of 2001, IDEC filed a Public Civil Lawsuit against TNL in Rio de Janeiro, questioning the increase in tariffs to a higher percentage than IGP-DI. The Company appealed against the decision and the effects of the injunction granted to IDEC were suspended. Based on the opinion of its external legal consultants, based on the fact that this increase complies strictly with the terms of the Concession Contract signed by the Company and Anatel, management did not record a provision for this lawsuit.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

21. Debentures

At the Extraordinary General Meeting held on April 30, 2001, the shareholders approved the issuance of 13,000 debentures, non-convertible, at R$100 each, totaling R$1,300,000. The principal amount of these debentures matures in five years and bear interest at the CDI rate plus a 0.7% spread per annum, amortized every six-months. Interest in the amount of R$17,899, is recorded within “Other accounts payable — current liabilities”. The debentures were issued on June 1, 2001, and were registered with the CVM on July 26, 2001.

22. Shareholders’ equity

a. Share capital

On May 9, 2001, the Board of Directors approved a capital increase of R$167,605, with the issue of 1,557,817 thousand common shares and 3,115,633 thousand preferred shares at R$33.09 per lot of 1,000 common shares and R$37.25 per lot of 1,000 preferred shares, based on the average closing prices traded in the Bolsa de Valores de São Paulo — “BOVESPA” (São Paulo stock exchange) in the trading sessions prior to May 9, 2001. Current shareholders could exercise their preference rights within 30 days from the date of the meeting.

This capital increase corresponds to the partial capitalization of the special Premium reserve as established in CVM Instructions Nos. 319 and 320, altered by CVM Instruction No. 349 (Note 1 (a)), and represents an increase of approximately 1.3% of the Company’s share capital. With the issue of these shares, the subscribed share capital is composed as follows:

	Number
	(lot of 1,000
	shares)%

Common shares	126,083,377	33.3
Preferred shares	252,166,753	66.7

Total	378,250,130	100.0

Change in issued shares ( lot of 1,000 shares):

	Common shares	Preferred shares	Total

December 31, 1998	124,369,031	210,029,997	334,399,028
December 31, 1999	124,369,031	210,029,997	334,399,028
Issued of May, 2000	156,529	39,021,123	39,177,652
December 31, 2000	124,525,560	249,051,120	373,576,680
Issued of May, 2001	1,557,817	3,115,633	4,673,450

December 31, 2001	126,083,377	252,166,753	378,250,130

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

b. Capital reserves

Share premium reserve

The share Premium reserve at December 31, 2000, refers to the future tax benefit derived from the amortization of the goodwill recorded upon effecting the down-steam merger of 140 Participações S.A. in accordance with CVM Instruction No. 349 issued on March 6, 2001 (Note 1(a)). The balance at December 31, 1999, represents the goodwill asset pushed down to the Company in the down-stream merger in accordance with CVM Instruction No. 319, which was amended by Instruction No. 349, as mentioned above.

Fiscal incentives and donations

Following Brazilian Corporate law, this reserve registers donations of equipment received in accordance with the self-financing plan, as well as fiscal incentives — substantially FINAM (Amazon Investment Fund) and FINOR (Northeast Investment Fund).

c. Revenue Reserves

Legal reserve

Under Brazilian Corporate Law, the Company is required to maintain a “legal reserve”, to which it is required to allocate 5% of its net income, until the amount of the reserve equals 20% of paid-in share capital. Accumulated losses, if any, may be charged against the legal reserve. The reserve can be used for future capital increases or used to reduce losses, but may not be used to distributed dividends.

Unrealized revenue reserve

Under Brazilian Corporate Law, if the amount of “Unrealized Revenue” (as hereinafter defined) for any particular year exceeds the sum allocated to (i) the statutory (legal) reserve, (ii) the discretionary reserves, (iii) the contingency reserve and (iv) the reserve for investment projects in such year, such excess may be allocated to Unrealized Revenue Reserve. Unrealized Revenue in any particular year represents the sum of (i) price-level restatement of certain balance sheet accounts through 1995, (ii) the share of equity in the earnings of subsidiary and associated Company and (iii) profits from installment sales to be received after the end of the next succeeding fiscal year.

In the case of the Company, Unrealized Revenue represents income earned but not yet realized arising from restatement of certain balance sheet accounts (through 1995) and adjustment of investments recorded on the equity method. The equity adjustment arose primarily from the interest capitalized which exceeds interest expense on loans obtained to finance construction-in-progress and is recorded in an appropriated capital reserve directly in shareholders’ equity. The reserve is realized when the permanent assets, from which it originates, are disposed of, dividends are received or other events occur, in conformity with CVM regulations. Realization of this reserve is credited to retained earnings.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

d. Treasury shares

On June 16, 1999, the Company’s Board of Directors authorized a share buy-back program limited to 3% of the shares in circulation and up to R$250,000. On October 27, 1999 the limit was increased to 6%.

At December 31, 2001 and 2000, the Company held treasury shares of 4,624,337 (2000 — 1,119,400) thousand preferred shares and 4,156,000 (2000 — 2,705,100) thousand common shares, which were acquired during 2001 at a cost of R$45,528 and R$123,964, respectively ( 1999 at a cost of R$34,997 and R$55,937, respectively).

e. Retained earnings

The balance of retained earnings will be used for dividends distribution and to sponsor future investments, in accordance with the Company’s investment plans.

f. Dividends and interest attributed to shareholders’ equity

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of “Adjusted Net Income” (as defined below) (the “Mandatory Dividend”). The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income in determining the Preferred Dividend in relation to the Mandatory Dividend. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

The preferred dividend corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in accordance with accounting principles prescribed by Brazilian Corporate Law (the “Mandatory Dividend”), in proportion of preferred shares to total capital.

For purposes of Brazilian Corporate Law, and in accordance with the Company’s by-laws, the Adjusted Net Income is an amount equal to the Company’s net profits determined in accordance with accounting principles prescribed by Brazilian Corporate Law adjusted to reflect allocations to or from (i) the statutory reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

The Annual General Meeting of April 30, 2001 approved the distribution of common dividends in respect of 2000 income of R$248,496. These dividends had been proposed by the Board and recorded in the December 31, 2000 financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Minimum compulsory dividends were calculated as follow:

	2001	2000

Net income for the year	140,378	721,312
Realization of unrealized profits reserve		134,070
Appropriation to legal reserve	(7,019)	(19,798)

Adjusted net income	133,359	835,584

Minimum compulsory dividends - 25%	33,340	208,896

Number of common shares in circulation (lots of 1,000)	121,927,277	121,820,460
Number of preferred shares in circulation (lots of 1,000)	247,542,416	247,931,720

Minimum statutory dividends of the preferred shares were calculated as follow:

Preferred Shares

Share capital	4,309,204
Proportion of preferred shares	66.67%
Proportion of capital	2,872,803
Percentage of dividends	6%

Minimum statutory dividends	172,368

Dividends proposed are as follow:

	Shares

	Common	Preferred

Dividends proposed in 2001	99,000	201,000
Dividends per lots of one thousand shares — (In Reais)	0.81	0.81
Dividends proposed in 2000	82,832	165,664
Dividends per lots of one thousand shares — (In Reais)	0.67	0.67

Management proposed the payment of dividends of R$166,641 in excess of the adjusted net income, through the use of retained earnings.

The Company’s by-laws also provide for distribution of interest attributed to shareholders’ equity as an alternative form of payment to shareholders. The interest is limited to the average TJLP during the applicable period and cannot exceed the greater of 50% of net income (before distribution and deductions for income taxes) for the period or 50% of retained earnings. Distribution of interest may also be accounted for as a tax-deductible expense, for both income tax and social contribution purposes. The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of a Mandatory Dividend. Under Brazilian law, the Company is obligated to distribute interest to shareholders in an amount sufficient to ensure that the net amount received by the shareholders, after payment by the Company of applicable Brazilian withholding taxes (15%) is at least equal to the Mandatory Dividend.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

g. Stock options

In July 2000, the Company established the Stock Option Plan whereby, preferred shares are reserved for a selected group of executives. The options are exercisable at varying dates, on a cumulative basis up to 5 years. Options become fully exercisable after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five year vesting period. In the event of a forfeiture prior to the 5-year vesting period, the executive may receive a number of shares equivalent to the 10% paid or receive cash for the 10% paid at the market value based on the last 90 days trade price in stock exchange at the Company’s discretion.

The offer price is restated in accordance with the IGP-M (internal price-index) variation, plus 6% p.a. Executives may opt to receive the value resulting from the difference between the market price and the exercise price or to receive the equivalent shares.

In the event of a dividend distribution, the related amount will be deducted from the exercised options.

Should an executive decide to sell the acquired shares after the exercisable period, he/she must grant the Company the right of preference in the acquisition of the shares at the market value on the date of sale.

The following table summarizes stock option operations carried-out up to December 31, 2001:

	In reais

	Number
	of shares	Initial	Adjusted
	(lots of 1,000)	option price	option price(*)

Shares offered in July 2000	238,800	30.00	38.51
Shares offered in June 2001	1,314,904	33.00	36.47
Shares offered in October 2001	687,380	24.73	25.72

	2,241,084
Offerings extinguished due to rescissions	(206,044)	30.00

Options outstanding at December 31, 2001	2,035,040

(*) The option price is adjusted by IGP-M plus 6% from the date of grant to December 31, 2001.

The market value of preferred shares at December 28, 2001 was R$36.25 per lot of one thousand shares. Differences between the actual offer price and the market value at the balance sheet date which may result in losses to the Company are recorded on the accrual basis.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

23. Funds for capitalization

Self-financing was one of the ways by which the TELEBRÁS System financed part of the expansion of the telecommunications network. As from July 1, 1997, the scheme was extinguished by Ordinance No. 261 issued on April 30, 1997, by the Ministry of Telecommunications.

24. Financial instruments

a. Derivatives

The Company limits its use of derivatives to managing risk that could negatively impact its financing and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rate. The Company does not hold derivatives for trading purposes.

Beginning in May 2000, the Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt. Due to the devaluation of the Real against the US dollar during 2001, the Company significantly increased its use of exchange rate derivatives in order to reduce additional losses principally on its foreign currency debt.

Under the terms of the swap arrangements, the Company is required to pay the counterparties the amounts, if any, on the variation in the CDI rate (Brazilian bank certificate of deposit rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchange rates plus the bank spread on the notional amount from 7.9% to 11.5% p.a. in the US dollar and 1.65% p.a. in the Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the variation in the CDI rate, then the Company is entitled to receive the difference from its counterparties. The gains and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gain and losses are paid or received to or from the counterparties, and these amounts are recorded as short-term or long term receivables, when there is a gain, or loans and financing, when there is a loss.

The foreign exchange rate options (put and call) allow the Company, by the means of payment of premiums, to acquire US dollar at pre-established exchange rates, limited to a maximum gain in some contracts. The Company also signed foreign exchange rate forward contracts, establishing a fixed exchange rate. The weighted average US dollar rate of these contracts was R$2.73 per US$ 1.00      , with an average premium of 2.76%. The premiums on the foreign exchange rate options are recorded in the results of the year on the accrual basis up to the contract maturity, in a straight line method. The gains on these options and forward contacts contracts are only recorded when financially realized, while the losses are recorded on the accrual basis.

The total notional amount of the foreign currency swaps and derivatives at December 31, 2001 and 2000 was US$ 2,567,480,000 and US$ 571,182,000 respectively, with maturities ranging from January 2001 through September 2006. The estimated fair value of foreign currency swap and derivatives at December 31, 2001 and 2000 was R$324,855 and R$20,345, respectively. The estimated weighted average coupon rate of the foreign currency swaps at December 31, 2001 were 7.91% for US dollars and 1.86% for Yen (2000 — 9.75% for US dollars).

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

b. Fair value of financial instruments

The fair value of financial instruments approximates their book value at December 31, as follows:

		2001		2000

		Book	Fair	Book	Fair
		value	value	value	value

(i)	Investments in
	marketable securities	1,190,786	1,190,786	1,903,228	1,903,228
(ii)	Loans and financing	7,044,517	7,023,168	2,801,406	2,794,856

(i)	Investments in marketable securities

The book value approximates market value due to short term maturities and/or interest rates used for these instruments.

(ii)	Loans and financing

The market value of loans and financing was calculated in accordance with the present value of these financial instruments considering market interest rates for operations of similar terms and risks, and approximates the book value.

At December 31, 2001, the fair value of derivatives used for currency protection are:

	Book Value			Fair Value

	2001		2000	2001	2000

Swap	441,221		29,265	329,077	20,345
Options	19,620	(i)		52,071
Forward	68,827			47,850

Net liability	529,668		29,265	324,855	20,345

(i)	Net of options recorded as prepaid assets of R$45,697

c. Foreign currency exchange risk

Since January 1999, the Brazilian Reais exchange rate has been volatile. At December 31, 2000, the commercial US dollar selling rate was R$1.95 to US$ 1.00. In 2001, there was significant devaluation of the Brazilian Real against the U.S. Dollar, and at September 30, 2001 the rate was R$2.80 to US$ 1.00.

At December 31, 2001, 53.9% (2000 — 46%) of the Company’s debt, including debentures, was denominated in US dollars. Consequently, the Company is exposed to foreign currency exchange rate risks that may adversely affect the results of operations and financial position, as well as the ability to comply with debt liabilities.

In 2001, the Company entered into option and forward contracts in US dollars to reduce the exposure of its foreign currency debt to exchange rate risks.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Foreign exchange rate option operations refer to the purchase and sale of US currency, whereby the Company paid for and received any premium upon signing the contract. The premium is recorded in the results for the year on the accrual basis up to the contract maturity.

			Results related
	Derivatives contract value		to derivatives

	2001	2000	2001	2000

Swap	3,260,386	1,156,198	(402,894)	20,161
Options	1,396,881		(71,423)
Forward	382,866		(45,369)

Deferred charges and property and equipment include the amounts of R$206,776 and R$37,110, respectively, which relates to financial charges related to derivative transactions which were capitalized during the year.

d. Interest rate risk

At December 31, 2001, the Company had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) R$2.24 billion or CDI R$1.89 billion for the Reais-denominated debts, and based on the LIBOR for the US dollar-denominated debts R$2.87 billion. The Company’s financial investments are indexed substantially at CDI rate variation.

e. Concentration of credit risk

Financial instruments that subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, certificate of deposits, treasury and corporate bonds, trade accounts receivables, advances to suppliers and derivative contracts. The Company limits its credit risk on cash and cash equivalents, certificate of deposits, treasury and corporate bonds by depositing and holding these funds with major financial institutions. The Company limits its credit risk related to trade accounts receivables by selling to a geographically dispersed customer base and by performing credit evaluations on all new customers. Credit risk related to customer accounts is diversified. For the periods presented, no single external customer amounted to 10% or more of the Company’s annual operating revenues. Advances to suppliers are made only to a select group of long-standing suppliers. The financial condition of these suppliers is analyzed on an ongoing basis to limit credit risk. Counterparties to the Company’s derivative contracts are also major financial institutions and organized exchanges. The Company considers exposure to credit loss due to nonperformance of their counterparties to be remote. The Company is dependent on the fixed-line telecommunications concession granted by the Federal Government. Should this concession be rescinded, the Company’s operations and financial results could be materially affected.

25. Provision for pensions

a. SISTEL

Fundação Sistel de Seguridade Social (“SISTEL”) is a private non-profit pension fund with several sponsors. SISTEL was created by TELEBRÁS in November 1997 with the purpose of supplementing the re-

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

tirement benefits assured by the Federal Government to employees of the former TELEBRÁS System. Since 1991, SISTEL has also provided its members with medical insurance and hospital care.

All telecommunications companies of the former TELEBRÁS System sponsor private pension and health insurance plans, which are administered by SISTEL. In January 2000, these companies agreed to split-up the SISTEL plan and create 15 individual plans, covering the employees of each company. These new plans are still administered by SISTEL and maintain the same terms and conditions as the previous plan (PBS-A). The objective of the split-up was to divide the responsibility for the plan among the sponsors based on the number of active employees. The joint responsibility was maintained with regard to employees who retired prior to January 30, 2000 and will still benefit from the PBS-A plan.

The accounting for pension and assistance plans is totally separated, allowing for the determination of results by benefit plan.

The Company sponsors defined benefit private pension plans (PBS-Telemar, TelemarPrev 2 and PB-CT), a multiemployer defined benefit plan (PBS -A) and defined contribution plans (TelemarPrev 1), as described below.

In December 2000, the IBRACON issued a technical pronouncement regarding the recording of benefits granted to employees which, establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees and non-employees. The pronouncement was also approved by the CVM and is effective for fiscal year 2002 but requires management to disclose the impact on the financial statements as from 2001. Under this pronouncement, each sponsor of multiemployer pension plans such as PBS — A, is required to calculate their funded position based on an allocation of the plans total projected benefits and assets. Although at December 31, 2001 the fair value of assets exceeded the liabilities of the plan, the Company has not recognized this asset on the balance sheet as it may not use this asset to reduce future contributions since PBS-A is not a contributive plan and a reimbursement needs to be approved by the respective government agency.

The information and effects are presented as follows:

(i)  SISTEL defined benefit plans (PBS-A and PBS-Telemar)

At the time of the SISTEL restructuring, the PBS-Telemar was introduced maintaining the rights established in PBS-A. In addition to the monthly income supplementation benefit, medical care is provided through a defined contribution plan (PAMA) to retired employees and their dependents on a shared cost basis.

During the year ended December 31, 2001, the Company’s contributions totaled R$15 (parent company) and R$1,657 (consolidated).

The PBS — Telemar plan is not a multi-employer plan and has not admitted new members since the creation of TelemarPrev (September 2000). By March 2001, the last date for voluntary migrations, 96% of active participants of PBS - Telemar had migrated to the TelemarPrev plan.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Reconciliation of assets and liabilities at December 31:

	Consolidated

		PBS-
	PBS-A (*)	Telemar

Fair value of plan assets	1,787,446	118,303
Present value of actuarial liabilities	(1,562,352)	(106,490)

Fair value of assets in excess of actuarial liabilities	225,094	11,813

(*) This plan does not include active participants (see item (a)), and there is sufficient technical surplus to cover future actuarial liabilities.

Although the plan’s assets exceed the actuarial liabilities at December 31, 2001, this excess will not be recognized because the possibility of reimbursement or reduction of future contributions can not be legally determined and is not deemed probable by management; as discussed above.

The amounts mentioned above do not include assets and liabilities of PAMA, as this is similar to defined contribution plans (the payment of benefits is limited to the amount of contributions received by the plan), and there are no other liabilities than the existing balances.

(ii)  Complementary Pension Plan (PB-CT)

The company sponsors the Complementary Pension Plan (“PB-CT”), which assumes the charges, obligations and responsibilities laid down in the Individual Complementary Pension Contracts and the Collective Labor Agreements related to certain ex-employees of the sponsors, which belonged to the former Companhia Telefônica Brasileira — CTB and to Companhia Telefônica de Pernambuco — CTP. All members of this plan are already no longer working for the Company.

Based on actuarial calculations, prepared by independent actuaries, the subsidiary companies maintain liabilities to cover future disbursements.

Reconciliation of assets and liabilities at December 31:

2001

Fair value of plan assets	984
Present value of actuarial liabilities	(35,424)

Actuarial liabilities in excess of fair value of assets	(34,440)

(iii)  TelemarPrev 1 and 2

The Company and its subsidiaries sponsor TelemarPrev of SISTEL, as approved by the “Secretaria de Previdência Complementar” (Secretariat for Complementary Pensions) on September 21, 2000.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

TelemarPrev consists of a defined contribution plan (“TelemarPrev 1”) and a defined benefit plan relating to death, invalidity and certain pension benefits (“TelemarPrev 2”).

The plan “TelemarPrev 1” assures to the participants benefits categorized as follows: (i) risk benefits, and (ii) programmable benefits.

The contribution plan establishes the contribution parity for participant and sponsor up to the limit of 8% of the participation salary with no requirement for the sponsor to make additional contributions if the participant contributes more than this limit.

During the year ended December 31, 2001, the Company’s contributions totaled R$3,660 (2000 — R$480).

“TelemarPrev 1” provides benefits for participants which depend primarily upon the return of plan assets resulting in an insignificant actuarial risk for the Company. The reconciliation of assets and liabilities at December 31, 2001 is not presented, as “TelemarPrev 1” is a defined contribution plan.

Death, invalidity and retiree defined benefits included in the “TelemarPrev 2” plan, using the same actuarial assumptions as for other plans, results in the following actuarial position at December 31, 2001:

Present value of actuarial liabilities	170,393
Fair value of plan assets	435,188

Fair value of assets in excess of actuarial liabilities	264,795

The Company expects that the fair value of assets in excess of actuarial liabilities will lead to a reduction in its future contributions to the fund or other benefits.

At December 31, 2001, TelemarPrev and PBS-Telemar had R$127,714 (2000 - 138,638) in shares of Fiago and R$164,575 (2000 — R$65,318) in shares of LF Tel (shareholders of Telemar Participações S.A.), representing 6.3% (2000 — 7.4%) and 8.2% (2000 — 3.5%) of total investments, respectively. At December 31, 2000, there was an investment in the Company of R$162,825, representing 8.7% of total investments, which no longer existed in 2001.

(iv)  Principal actuarial assumptions

Principal actuarial assumptions adopted in the calculation of the PBS-A, PBS-Telemar, PB-CT and TelemarPrev 2 plans are as follows:

Annual %

Discount rate of actuarial liability (includes 5% inflation)	11
Expected remuneration rate of assets (includes 5% inflation)	14
Estimated inflation rate of salary increase	5
Estimated inflation rate of benefit increase	5

(b)  Employees’ profit sharing

The employees’ profit sharing is based on achieving certain targets in connection with the return of the shareholders’ investments, as well as the early attainment of targets established by Anatel (“PAM”). There are also individual performance goals to be reached by management. At December 31, 2001, the

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Company and its subsidiaries recorded provisions in accordance with the best estimate of the accomplishment of these targets.

26. Transactions with related parties

Until August 4, 1998, the principal related party transactions took place with Embratel in respect of long-distance telecommunications. The Company has operating agreements with Embratel, which define the charge per minute for inter or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Company by the Federal Government.

Additionally, as a result of telephone calls to and from the service areas of other telephone operators, the Company has receivables and payables with other telecommunications service providers in Brazil within the former Telebrás group of companies relating to charges for the use of the networks belonging to those telecommunications service providers. In 1998, net operating revenues, cost of services and operating expenses from these operations were R$903,264, R$272,478 and R$22,209, respectively. These transactions with these companies were no longer regarded as related party transactions after the spin-off in 1998. Prior to the spin-off of the Cellular Companies in 1998, net operating revenues for 1998 totaled R$639,453.

In December 2000, the Company entered into a loan agreement with the National Bank for Economic and Social Development — BNDES (a shareholder of the Company). At December 31, 2001 and 2000 the outstanding balances were R$2,869,650 and R$1,401,350, respectively.

At the November 30, 1999 Extraordinary General Meeting, the common and preferred shareholders approved a management services agreement between the Company and Telemar, in accordance with the Anatel Concession Agreements. This agreement is effective until 2003 and may be extended. The remuneration is based on a percentage of consolidated net revenues of the Company determined under Brazilian Corporate Law, as follows: 1% in the period from August 1998 to December 31, 2000; 0.5% in 2001 and 2002; and 0.2% in 2003. As of December 31, 2001 and 2000, management fees totaled R$50,665 and R$81,186, respectively.

27. Commitments

a. Anatel (unaudited)

TNL accomplished most targets established by Anatel, including quality targets. Accordingly, the Company announced, during the year ended December 31, 2001, the early attainment of universal service and expansion targets in 15 states, excluding Rio de Janeiro, which attained its targets in February 2002. These targets should have been met by December 2003 according to the Concession Contracts.

b. Rentals

The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases was R$9,475, R$176,178 and R$90,910 for 2001, 2000 and 1999, respectively.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The following table summarizes the approximate future minimum rentals under non-cancelable operating leases in effect at December 31, 2001 which expire in 2003:

Minimum rental

2002	11,733
2003	10,943

Total	22,676

c. Capital expenditure commitments (unaudited)

At December 31, 2001, the Company has forecasted approximately R$2,200,000 of capital expenditure commitment for the year 2002.

This commitment is to be incurred on continuing expansion and modernization of the system transmission equipment and data transmission equipment.

d. Other commitments

Approximately 57% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). Management negotiates new collective labor agreements every year with the local unions.

The corporate restructuring which arose from the downstream merger anticipates the annual issuance of shares by the Company to Telemar equal to the tax benefit derived from the amortization of the goodwill (Note 1 (a)(iii)). Minority shareholders of the Company will have a preemptive right to subscribe for shares issued in proportion to their percentage interest in the capital stock of the Company. In the event that a minority shareholder elects to exercise such right, it will be required to pay to Telemar an amount equal to the value of the shares with respect to which the right is exercised.

All assets of the concessionaire are deemed to be part of the concession’s equity. Upon termination of the concession contract, the concession assets will automatically revert to Anatel. At December 31, 2001 the net book value of these assets was R$16,401,646 (2000 — R$11,932,800). During the concession period the concessionaire must maintain the following insurance policies: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet obligations relating to quality and universal coverage.

The early attainment of targets enables the Company to compete in markets other than its current concession areas, as well as to offer other telecommunication services, such as mobile telephony, interregional and international long-distance services and nation-wide data transmission. The Company has been monitoring its compliance to the commitments assumed with ANATEL, which have been complied with.

28. Insurance

During the concession period, the concessionaire must maintain the following insurance policies in accordance with contractual terms: all risks insurance, insurance covering the economic conditions

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage.

Assets and responsibilities of material value and/or high risk are covered by insurance. The Company and its subsidiaries hold insurance policies which provide coverage for material damage and loss of revenue arising from these damages (profit interruption), etc. Management considers the insured amount to be sufficient to provide full protection of its net worth and operational continuity, as well as the rules established in the Concession Contracts.

Insurance policies held by the Company comprise the following coverage, according to risks and the nature of assets:

Amount covered
Insurance type	(consolidated)

Operating Risks/Profit interruption	600,000
Third Party Liability — Comprehensive	20,000
Third Party Liability — Vehicles	3,000
Third Party Liability — Third parties against directors & management	116,020

29. Summary of the differences between Corporate Law and US GAAP

The Company has presented its primary financial statements, for purposes of filing a registration statement with the SEC, on the basis of accounting principles established under Corporate Law with a reconciliation to US GAAP.

The accounting policies comply with Corporate Law, which differ significantly from US GAAP as described below:

(a.) Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under the Corporate Law; and the other known as the constant currency method. The primary difference between the Corporate Law and constant currency methodologies relates to accounting for the effects of inflation. Under the Corporate Law inflation accounting was discontinued effective January 1, 1996. Prior to that date, the Corporate Law required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which were reported in the statement of operations as a single line item. The constant currency methodology is similar to US Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency methodology and prohibited by the Corporate Law.

Financial statements prepared in accordance with the Corporate Law have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.

(a.i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from the Corporate Law to US GAAP, adjustment for inflation accounting has been included with relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by the Corporate Law but still required by APS 3 under US GAAP.

Shareholders’ equity under US GAAP was increased by R$526,502 and R$793,354, respectively, at December 31, 2001 and 2000 due to the additional inflation restatement adjustments, net of depreciation.

(a.ii) Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under the Corporate Law was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Índice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Índice Geral de Preços — Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 ((a.i)above).

(b.) Corporate Reorganization

(b.i) Date of acquisition

Under Corporate Law, the date of accounting for a corporate reorganization can be defined as a date several months prior to the approval of the operation by the shareholders. The corporate reorganization described in Note 1 (a)(ii) was recorded based on accounting balances as of March 31, 2001 despite the approval of the operation by shareholders on August 2, 2001.

Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case shareholder and regulatory approval was required and was only received on August 2, 2001 which is thus the date of acquisition. Likewise the date of the sale of participation in subsidiaries to third parties is the date of shareholder approval.

(b.ii) Basis of accounting

Under Corporate Law, the corporate reorganization was accounted for based on book values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries of R$50,669 which was recorded as non-operating income.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Under US GAAP, the consideration given, in the form of shares in listed subsidiaries, for the purchase of minority interests was recorded based on the fair value (quoted market value) of those shares. The difference between the book value and quoted value of the shares given in consideration is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the shares given is based on the listed value of such shares immediately after the shareholder approval of the corporate reorganization. The consideration paid for the acquired minority interests is allocated to the fair values of the assets and liabilities of the respective subsidiaries in accordance with Statement of Financial Accounting Standard “SFAS” No. 141, “Business Combinations”. The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on sale is recorded in income.

(b.iii) Determination of differences between Corporate Law and US GAAP

	Shareholders'	Net
	Equity	Income

Reversal of gain recorded under Corporate Law		(50,669)
Recognition of gain recorded under US GAAP		33,267
Minority interest impact due to difference in acquisition date for US GAAP		(26,765)
Fair value adjustment on property, plant and equipment acquired	(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments	1,840	1,840

	(42,327)	(42,327)

(c.) Pension and other post-retirement benefits

Under Corporate Law, amounts due to a multi-employer pension plan are treated on an accrual basis as the obligations fall due. In December 1999, the Company split-up the Sistel multi-employer defined benefit pension plan and formed a single-employer defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. Under Corporate Law, amounts due to a single-employer defined benefit plan are also treated on an accrual basis as the obligations fall due. On September 21, 2000, the Company created a new defined contribution plan which will eventually replace the defined benefit plan by migrating all active employees to the new plan. At December 31, 2001, approximately 96% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the postretirement health care plan for these participants were eliminated. Under Corporate Law, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multiemployer plans such as the PBS — A plan, is required to be disclosed under Corporate Law accounting principles as at December 31, 2001. In those cases that the plans have an unfunded status or a funded status which the Company believes will lead to future benefits, at December 31, 2001, the company has elected to record that deficit over the next five years at 20% per year in accordance with Ibracon and CVM regulations. In the case of a plan with a positive funded status which is not expected to generate future benefits, the company will not recognize the funded status.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Under US GAAP, since the sponsors had decided to split-off the total assets and related actuarial obligations from the multi-employer plan prior to December 31, 1999, the Company recognized a contingent liability in income for the year ended December 31, 1999 for the net actuarial liability, which was probable and estimable, for the accrued pension cost at the balance sheet date in the amount of R$223,093. Under US GAAP, SFAS 88 “ Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, states that a curtailment occurs if the successor pension plan eliminates for a significant number of employees the accrual of defined pension benefits for some or all of their future services. In a curtailment, the unrecognized prior service cost associated with the years of service no longer expected to be rendered as a result of a curtailment is a loss. The projected benefit obligation may be decreased (a gain) or increased (a loss) by a curtailment to the extent that such a gain or loss exceeds any unrecognized net loss or net gain. The supplemental disclosures under US GAAP are also provided in Note 34 (b).

The funded status of the plan at December 31, 2001 and 2000, in accordance with US GAAP, is presented in Note 34 (b). The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard. SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures under US GAAP are also provided in Note 34(b). USGAAP does not require the sponsor to record actuarial calculations for multiemployer pension plans such as the PBS-A and contributions to such plans are recorded on an accruals basis.

(d.) Funds for capitalization

Under Corporate Law, expansion plan contributions received are included in the balance sheet after total shareholders’ equity until such time as the proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995, expansion plan contributions were indexed from the month received to the end of the subsequent fiscal year-end and transferred to shareholders’ equity when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest fiscal year-end balance sheet. As from January 1, 1996, indexation was no longer applied and, for contracts signed as from that date, the subsidiaries were allowed the opinion of using a value per share equal to the market value, only when this is higher than the equity value. The difference between the value per share at the moment of payment and the value per share at moment of the capitalization has been booked as share premium, in capital reserves.

In addition to the expansion plans, which they promoted directly, the subsidiaries also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook to develop the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The Company or individuals paid the contractor. On completion of the project, the Company incorporates the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which were then treated in the same manner as the expansion plan contributions received from prospective telephone subscribers, as described above.

Under US GAAP, a portion of the expansion plan contributions would be allocated to shareholders’ equity (whether the Company issues shares — up to 1996) or minorities interests (whether the subsidiaries issue the shares — as from 1997) based on the market value of the shares to be issued to subscribers. The

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-process is completed.

(e.) Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1993 capitalized interest was not added to the individual assets in property and equipment under Corporate Law, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. However as applied to companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves up to December 31, 1999. As from January 1, 2000, following a regulation issued by the CVM (Deliberação CVM nº 193), management changed its interest capitalization policy. Similar to US GAAP, under the new policy interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress against a reduction of interest expense, except that under Corporate Law the amount of capitalized interest: i) includes monetary gains and losses associated the borrowings and foreign exchange gains and losses on foreign currency borrowings. ii) includes charges resulting from currency derivatives but excludes financial charges on borrowings which cannot be shown to be associated with the specific construction-in-progress.

Under US GAAP, in accordance with the provisions of US “SFAS” No. 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized i) excludes the monetary gains and losses associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings ii) excludes charges resulting from currency derivatives but interest on borrowings which are not associated with construction-in-progress can be capitalized. No material differences exists on disposals of fixed assets under US GAAP and under Corporate Law since the net effect in the income statement is the same (even if the cost of acquisitions are different due to the capitalization of interests).

(f.) Derivatives

Under Corporate Law, foreign currency derivatives are recorded on a monthly basis by comparing contractual exchange rates to month end exchange rates, when applicable, regardless of the respective terms of settlement. Gain on “options” and “forward” contracts are recorded in interest income (expense) when the contracts expire while losses are recorded currently against income.

Under US GAAP, derivatives were accounted for in the same manner as under Corporate Law through December 31, 2000. As from January 1, 2001 all derivatives are recorded at fair value on the balance sheet with all variations in fair value being recorded in the statement of operations. The impact of the initial application of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001 resulted in recognition of a gain in the amount of R$8,920, presented in the Statement of Operations under accumulative effect of change in accounting policy. The Company has not accounted for any activities as hedging activities.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(g.) Development stage subsidiaries

Under Corporate Law, expenses incurred during the pre-operational phase of a subsidiary are deferred until the entity is fully operational, at which time the expenses would be amortized as a charge to income over the expected future benefit of the new subsidiary (Note 15).

Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities”, costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(h.) Revenue recognition

Under Corporate Law, installation revenues are recognized in the period the installation services are provided and related cost of services when incurred.

Under Corporate Law, prepaid card revenues are recognized when sold while the costs are recognized upon usage.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs which would then be recognized over the expected term of the customer relationship. These revenues and costs are to be recognized over a period of approximately five years. Because an equal amount of revenue and expense was deferred, there was no impact on net income for the change in accounting principle. The adoption of the new rule resulted in a net reduction in revenues and costs during 2000 of R$118,444. For 2001, the net reduction in revenues and costs was R$359,475

Under US GAAP, prepaid card revenues are deferred and recognized into income based on customer usage.

(i.) Capital leases

Under Corporate Law, through December 31, 2001, there is no requirement to capitalize capital leases and depreciated them over the life of the asset.

Under US GAAP, material lease contracts which meet at least one of the following four criteria according to SFAS No. 13, “Accounting for Leases” are to be capitalized into property and equipment and depreciated over the life-time of the asset; (i) automatic transfer of title at the end of the lease term, (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term, (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life-time of leased property, or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair value of leased property over any related investment tax credit.

(j.) Stock option plan (the “Plan”)

Under Corporate Law, compensation expense is recorded when stock options are exercised.

Under US GAAP in accordance with APB 25, “Accounting for Stock Issued to Employees”, the employee stock option is deemed to give rise to compensation expense to the extent of the excess market price of the shares purchased over the option price to employees. The discount below market value at which the

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

shares will be sold to employees identifies the share distribution as a compensatory plan. Terms of the plan determine the amount of shares granted but does not determine a fixed price. According to the Plan, the exercise price is reduced by dividends paid on a share of preferred stock until the option is exercised. In addition, the exercise price is adjusted for IGP-M plus 6% from the date of grant until the date the options are exercised. Since the ultimate option price is not known until the date of exercise, the Plan is considered a variable plan. In a variable plan, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in the market value of the company’s stock. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period. In addition, Under US GAAP pro forma disclosures of net income and earnings per share are presented using the fair value method of accounting. Using this method, fair value is determined using an option-pricing model (Black-Scholes or the binomial option models) which takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and its expected dividends, and the risk-free interest rate over the expected life of the option. However, based on the terms of the Company’s plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures under US GAAP are provided in Note 34 (c).

(k.) Goodwill pushdown to subsidiaries (down-stream merger)

Under Corporate Law, prior to 2000, companies were allowed to transfer share premium assets to their subsidiaries in order to realize the tax benefit generated by the amortization of the asset. However, according to the new CVM Instruction No. 349, Brazilian companies are no longer allowed to recognize the share premium asset and are required to reduce the asset to the amount of its future tax benefit. Companies can only recognize the tax benefit derived by the asset as future tax benefits are realized. The Additional paid-in capital is transferred to Share capital as shares are issued. Share issues occur as the deferred tax asset is realized.

Under US GAAP, a share premium asset created within the same entity is not recognized, however, the future tax benefit created by the asset is recognized and amortized as the tax benefit is realized.

(l.) Earnings per share

Under Corporate Law, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights. Basic and Diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128, “Earnings per share”. This statement provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the Preferred Dividend (up to a

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 21). Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is computed by deducting the Preferred Dividend and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. The common stock Mandatory Dividend is calculated up to 25% of Adjusted Net Income or an amount equal to the Preferred Dividend, whichever is less.

Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly, weighted-average number of common and preferred shares outstanding during the period. The weighted average shares outstanding for diluted earnings per share is not higher than such shares used in the basic earnings per share calculation since the diluted share issue is that of the Company’s subsidiaries.

The weighted-average number of common and preferred shares used in computing basic earnings per share for (i) 2001 and 2000 was 124,525,560 thousand and 249,051,120 thousand (ii) 1999 was 124,369,031 thousand and 210,029,997 thousand, respectively. The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed-line services. These amounts are reflected as “Funds for capitalization” in the balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (Note 22). These activities are dilutive in nature to the shareholders of the Company, whether the shares to be issued are those of the Company’s subsidiaries, (which will impact the minority interest recognized) or of the Company itself. The expectation is that the shares will be issued by the Company’s subsidiaries rather than by the Company based on the manner in which such shares were issued in 2001, 2000 and 1999. Management of the Company determined that this manner of issuing the shares in these three years was appropriate as a result of the dilution of the Brazilian Government’s share of the common shares of the Company below the 50% level which would have occurred if the shares had been issued by the Company. The shares are treated as outstanding and included in the Basic EPS calculation only when such funds are converted to equity and the shares are issued. The shares are treated as outstanding for Diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements are approved (Note 22). Pursuant to SFAS No. 128, no potential issue of these shares was included in the computation of Diluted EPS for the years ended December 31, 2001, 2000 and 1999 as such effect would have had an antidilutive effect on earnings per share.

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend, of R$0.81 per thousand preferred shares in 2001 and R$0.67 per thousand preferred shares in 2000 and 1999.

(m.) Income taxes and social contribution

Under Corporate Law, the Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies under Corporate Law for providing for deferred taxes are substantially in accordance with SFAS No. 109, “Accounting for Income Taxes” except as stated below.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

A deferred tax liability arises in the case of an excess of net assets shown for financial reporting purposes over the tax basis of these net assets determined in accordance with accounting principles prescribed by Corporate Law. Additionally, deferred income taxes are netted rather than being shown gross. For US GAAP purposes, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability underlying the temporary difference.

In Brazil, the tax law is sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Corporate Law requires the use of the tax rate which is expected to be in effect when the temporary differences or tax loss carryforwards will be realized.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, is still in effect, is used for determining the amount of current tax payable. During 1999 legislation was introduced in order to permit the compensation of social contribution obligations with amounts payable as a result of an additional 1% increase of the COFINS rate (from 2% to 3%) in that year. Although a provisional measure introduced by December 31, 1999 prevented such compensation, management provided for its deferred tax asset of R$89,491 related to negative basis of social contribution at that time as they estimated that under the existing legislation the additional amounts payable of COFINS would completely compensated future amounts of social contribution payable and that the it was no longer “more likely than not” that the deferred tax asset could be realized based on legislation at that time. By 2001, the right to compensate social contribution with the additional amounts of COFINS payable was no longer permitted by law and the valuation allowance against the deferred tax asset for the negative basis of social contribution was reversed.

(n.) Items accounted for directly in shareholders’ equity accounts

Under Corporate Law, various items are accounted for directly in shareholders’ equity accounts. For example, effects of adjustments to tax rates and tax incentive investment credits received. Under US GAAP, such items relating to effects of adjustments to tax rates and tax incentive investment credits received would be accounted in the income statement. The accounting of such items in shareholders’ equity gives rise to adjustments in shareholders’ equity in the consolidated statements. Since the original accounting in equity accounts would, under US GAAP, be made directly to the income statement, these adjustments are included in the reconciliation of net income determined in accordance with US GAAP.

(o.) Provision for dividends and notional interest attributable to own capital

Under Corporate Law, at each balance sheet date the Directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Corporate Law, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse out the same amount before the net income total.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

(p.) Equity method of accounting

Under Corporate Law, investments in affiliated companies can be accounted for under the equity method of accounting if the company has influence over the administration or holds more than a 20% participation (voting or non-voting shares) in the investee.

Under US GAAP, the equity method of accounting of an investment is permitted if the company holds 20% or more of the voting stock of an investee and the ability to exercise significant influence over an investee

(q.) Segment reporting

Under Corporate Law, no separate segment reporting is required.

Under US GAAP, SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or hold assets, and major customers. Management considers that the Company has operated in a single segment in the area of telecommunication services for the years presented. Therefore no US GAAP segment disclosures are required.

(r.) Disclosure requirements

Under US GAAP disclosure requirement differ from those required by Corporate Law. However, in these Corporate Law financial statements, the level of disclosure has been expanded to comply with US GAAP.

(s.) Permanent assets

Under Corporate Law, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the Corporate Law and Tax law accounts of Brazilian companies through 1995.

Under US GAAP, these assets would be classified as noncurrent assets.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(t.) Retained earnings

Under Corporate Law, a company formed as a result of a split-off may present retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the split-off so deems by allocating retained earnings from the parent company to the new company.

Under US GAAP, “retained earnings” allocated in the split-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as “distributable capital.”

(u.) Statement of Cash Flows

Under Corporate Law, a statement of changes in financial position is required to be presented which reflects the source and application of funds in terms of movement in working capital.

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, “Statement of Cash Flows”, establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non cash transactions such as acquisition of property and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. A statement of cash flows has been presented herein to supplement the Corporate Law disclosure (Note 34 (a)).

(v.) Classification of income statement line items

Under Corporate Law, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2001, 2000 and 1999. Accordingly, the consolidated income statement under Corporate Law has been recast to present a condensed consolidated statement of operations in accordance with US GAAP (Note 32). The reclassifications are summarized as follows:

•	Interest in subsidiaries’ credits made directly to equity — which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Corporate Law. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated income statement of operations in accordance with US GAAP.

•	Interest income and interest expense — such items, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Corporate Law. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	Employees’ profit share — these expenses have been classified in the consolidated statement of operations in accordance with Corporate Law after non-operating expenses. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

•	The net income (loss) differences between Corporate Law and US GAAP — as detailed in the reconciliation in Note 30, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

•	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) in accordance with Corporate Law. Such amounts have been reclassified to operating-income (expense) in the condensed consolidated statement of operations in accordance with US GAAP.

(w.) New US GAAP accounting pronouncement not yet adopted

(w.i) Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under prescribed conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in our investments in equity investees will also no longer be recorded upon adoption of the new rules. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

TNL will adopt SFAS No. 142 effective January 1, 2002. In accordance with the standard, the Company is currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on their results of operations and financial position. Any impairment resulting from their initial application of the standard will be recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. Management does not expect the impact of the adoption of SFAS No. 142 to have a material effect on its results of operations or financial position.

(w.ii) Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No.30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issue. TNL is required to adopt SFAS No. 144 effective January 1, 2002. Management does not expect the impact of the adoption of SFAS No. 144 to have a material effect on its results of operations or financial position.

30. Net income (loss) reconciliation of the differences between Corporate Law and US GAAP

For the years ended December 31	Note 29		2001	2000	1999

Net income under Corporate Law			140,378	709,407	95,686

Additional inflation restatement in 1996 and 1997 for US GAAP::	(a.i	)
Depreciation of inflationary effects			(266,853)	(270,917)	(381,789)
Different criteria for:
Corporate reorganization US GAAP differences:	(b.iii)
Reduction of gain on corporate reorganization			(17,402)
Minorities interest credit due to difference in acquisition date for USGAAP proposes			(26,765)
Reduction in depreciation of property, plant and equipment due to fair value adjustments			1,840
Pension and other post-retirement benefits:	(c.	)
Change in prepaid pension cost under US GAAP			21,894
Settlement and curtailment of the defined benefit pension plan				355,067
Accrued pension cost on break-up of multi-employer pension plan at December 31, 1999					(223,093)
Amortization of deferred credit on expansions plan contributions	(d.	)	124,458	145,965	142,857
Different criteria for capitalizing and depreciating capitalized interest:	(e.	)
Capitalization of interest on construction-in-progress			(27,644)	170,613	167,204
Depreciation of capitalized interest			(82,355)	42,458	68,624
Derivatives	(f.	)
Impact of initial application of SFAS 133			8,920
Fair value adjustment			195,893
Write-off of deferred charges on development stage subsidiaries, principally start-up costs	(g.	)	(479,222)
Deferred revenues on prepaid calling cards	(h.	)	(16,043)
Reversal of amortization on down-stream merger	(k.	)			41,080
Valuation allowance for social contribution	(m.	)	89,491		(89,491)
Tax incentive credits recorded directly in shareholders’ equity	(n.	)			11,100
Others			2,416	5,886	(888)
Deferred tax on adjustments			186,145	(144,440)	87,510
Minority interest on adjustments			54,794	(51,661)	112,833

Net income (loss) under US GAAP			(90,055)	962,378	31,633

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

31. Shareholders’ equity reconciliation of the differences between Corporate Law and US GAAP

Years ended December 31	Note 29		2001	2000

Consolidated shareholders’ equity under Corporate Law			10,023,273	10,331,447

Additional inflation restatement in 1996 and 1997 for US GAAP:	(a.i	)
Property and equipment — cost			1,564,826	1,564,826
Depreciation of inflationary effects			(1,038,325)	(771,472)
Different criteria for:
Corporate reorganization US GAAP differences:	(b.iii)
Fair value adjustment on property, plant and equipment acquired			(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments			1,840
Prepaid/(accrued) pension cost	(c.	)	153,868	131,974
Funds for capitalization:	(d.	)
Deferred credit on expansions plan contributions			(622,603)	(622,603)
Amortization of deferred credit on expansions plan contributions			576,545	452,087
Different criteria for capitalizing and depreciating capitalized interest:	(e.	)
Capitalization of interest on construction-in-progress			(200,153)	(172,509)
Depreciation of difference on capitalized interest adjustment			328,327	410,682
Fair value adjustment on derivative instruments	(f.	)	204,813
Write-off of deferred charges on development stage subsidiaries	(g.	)	(479,222)
Deferred revenue on prepaid calling cards	(h.	)	(16,043)
Valuation allowance for social contribution	(m.	)		(89,491)
Reversal of provision for dividends not yet declared	(o.	)	300,000	248,496
Others			6,012	5,307
Deferred tax on adjustments			(141,803)	(271,426)
Minority interest on adjustments			(114,096)	(240,149)

Consolidated shareholders’ equity under US GAAP			10,503,092	10,977,169

US GAAP supplementary information:
Property and equipment			40,604,920	33,914,700
Accumulated depreciation			(21,824,849)	(20,672,117)

Net property and equipment			18,780,071	13,242,583

Total assets			27,006,952	20,561,614

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

32. Condensed consolidated statements of operations prepared in accordance with US GAAP

Years ended December 31	2001	2000	1999

Gross operating revenue from telecommunication services	13,284,031	10,732,134	8,432,990
Deductions (primarily indirect taxes relating to ICMS, PIS and COFINS)	(3,556,483)	(2,723,588)	(2,210,685)

Net operating revenue	9,727,548	8,008,546	6,222,305
Cost of services	(6,804,267)	(5,244,302)	(4,718,847)

Gross profit	2,923,281	2,764,244	1,503,458
Operating (expenses):
Selling	(1,427,468)	(888,903)	(863,838)
General and administrative	(1,037,110)	(547,484)	(1,134,583)
Other net operating (expense) income	(293,429)	118,636	184,387

Operating income (loss)	165,274	1,446,493	(310,576)
Interest (expense) income, net	(508,704)	128,984	124,875
Other non-operating (expense) income, net	(47,085)	13,199	(14,128)

Income (Loss) before taxes and minority interests	(390,515)	1,588,676	(199,829)
Income tax and social contribution benefit (expense)	296,374	(317,421)	76,950

Income (Loss) before minority interests	(94,141)	1,271,255	(122,879)
Impact of initial application of SFAS 133 on January 1, 2002 (R$8,920 less deferred tax of R$2,944)	5,976
Minority interests	(1,890)	(308,877)	154,512

Net (loss) income and comprehensive (loss) income	(90,055)	962,378	31,633

Net (loss) income applicable to each class of shares
Preferred	(60,734)	633,840	19,905
Common	(29,321)	328,538	11,728

Net (loss) income	(90,055)	962,378	31,633

Net income per thousand shares:
Common shares — Basic (in Reais)	(0.24)	2.71	0.09
Weighted average (thousand) common shares outstanding	120,154,738	121,768,289	123,543,506

Common shares — Diluted (in Reais)	(0.24)	2.64	0.09
Weighted average (thousand) common shares outstanding	120,154,738	121,768,289	123,543,506

Preferred shares — Basic (in Reais)	(0.24)	2.71	0.09
Weighted average (thousand) preferred shares outstanding	248,880,409	234,924,679	209,689,764

Preferred shares — Diluted (in Reais)	(0.24)	2.64	0.09
Weighted average (thousand) preferred shares outstanding	249,815,220	234,959,538	209,689,764

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

33. Consolidated statements of changes in shareholders' equity in accordance with US GAAP

	Share capital
	and
	additional		Unrealized	Treasury
	paid-in	Statutory	revenue	shares	Retained
	capital	reserve	reserve	reserve	earnings	Total

Balances at December 31, 1998	3,907,851	181,547	2,884,081		2,727,370	9,710,849
Realization of unrealized revenue			(133,567)		133,567
Appropriations:
Deferred tax asset on down-stream merger	813,380					813,380
Transfer to reserves		4,784			(4,784)
Dividends					(235,442)	(235,442)
Funds for capitalization transferred to minority interest					73,091	73,091
Acquisition of treasury shares				(90,934)		(90,934)
Net income for the year					31,633	31,633

Balances at December 31, 1999	4,721,231	186,331	2,750,514	(90,934)	2,735,435	10,302,577
Realization of unrealized revenue			(134,070)		134,070
Appropriations:
Transfer to reserves		19,798			(19,798)
Dividends and interest attributable to own capital					(314,967)	(314,967)
Employee stock options issued	309					309
Capitalization of reserves and retained earnings	400,448	(186,331)			(214,117)
Funds for capitalization transferred to minority interest					26,872	26,872
Net income for the year					962,378	962,378

Balances at December 31, 2000	5,121,988	19,798	2,616,444	(90,934)	3,309,873	10,977,169
Acquisition of treasury shares				(169,492)		(169,492)
Appropriations:
Transfer to reserves		7,019			(7,019)
Dividends and interest attributable to own capital					(248,496)	(248,496)
Employee stock options issued	798					798
Capitalization of retained earnings	167,605				(167,605)
Funds for capitalization transferred to minority interest					33,168	33,168
Loss for the year					(90,055)	(90,055)

Balances at December 31, 2001	5,290,391	26,817	2,616,444	(260,426)	2,829,866	10,503,092

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

34. Additional disclosures required by US GAAP

a. Consolidated statements of cash flows based on
Corporate Law balances for the years ended December 31

	2001	2000	1999

Operating activities:
Net income — Corporate Law basis	140,378	709,407	95,686
Adjustments to reconcile net income to cash provided by
Operating activities:
Depreciation and amortization	2,926,422	2,803,282	2,761,331
Minority interests	56,685	257,216	(41,679)
(Gain) loss on permanent asset disposals	79,896	(2,685)	29,380
Provision for doubtful accounts	925,611	218,698	212,203
Contingencies and other provisions	565,721	61,713	96,038
Deferred tax asset, net	(248,354)	92,938	(179,190)
Increase in trade accounts receivable	(568,976)	(1,458,443)	(561,777)
(Increase) decrease in other current assets	37,968	(43,450)	(217,268)
Increase in other non-current assets	(323,087)	(70,740)	(9,086)
Increase (decrease) in payroll and related accruals	(3,811)	29,039	(64,178)
Increase (decrease) in accounts payable and accrued expenses	781,839	371,096	60,913
Increase (decrease) in other current liabilities	(38,124)	212,734	(80,748)
Increase in accrued interest	1,270,304	253,531	33,093
Decrease in deferred and recoverable taxes	(574,614)	(299,245)	(105,013)
Increase (decrease) in other non-current liabilities	(26,092)	(71,815)	133,705

Cash provided by operating activities	5,001,766	3,063,276	2,163,410

Investing activities:
(Additions to) sale of investments, net	(205,443)	(8,611)	18,607
Additions to property and equipment, net	(9,438,138)	(2,936,827)	(2,040,127)
Additions to deferred charges, net	(479,222)

Cash used in investing activities	(10,122,803)	(2,945,438)	(2,021,520)

Financing activities:
Proceeds from long-term borrowings	3,554,634	1,174,275
Proceeds from related party long-term borrowings	1,489,572	1,000,579	400,000
Repayments of long-term borrowings	(1,525,299)	(410,748)	(146,776)
Proceeds from debentures	1,300,000
Proceeds form line of credit			292,070
Repayments on line on credit		(170,298)	(40,420)
Purchase of treasury shares	(169,492)		(90,934)
Dividends and interest attributed to own capital, paid	(386,505)	(314,967)	(235,442)

Cash provided by financing activities	4,262,910	1,278,841	178,498

Increase in cash and cash equivalents	(858,127)	1,396,679	320,388
Cash and cash equivalents at beginning of year	2,092,570	695,891	375,503

Cash and cash equivalents at end of year	1,234,443	2,092,570	695,891

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Supplemental cash flow information:
Income and social contribution tax paid	236,356	199,927	246,907
Interest paid	538,435	59,823	37,991
Cash paid against provisions for contingencies	105,530	197,010	168,998
Non cash transactions:
Tax incentive investment credits received	4,318	14,098	11,302
Donations received of property and equipment		7,103
Conversion of expansion plan contributions into share capital	1,125	1,750	50,065
Net Premium on downstream merger	(167,606)	(1,767,252)	2,423,707
Net negative goodwill on share capital increase in subsidiary	175,424	237,591	(213,015)

b. Pension and post-retirement benefits

The Company, together with other companies in the former Telebrás group, sponsor multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. In addition, the Company sponsors single-employer defined benefit pension plans (PBS-Telemar, TelemarPrev 2 and PBS-CT), which are also operated and administered by Sistel.

In December 1999, the subsidiaries (along with the other co-sponsors of Sistel) agreed to split-up the Sistel plan and form 15 single-employer defined benefit plans, which was approved by the Secretariat for Supplementary Pensions of the Ministry of Social Security and Assistance on January 13, 2000. Currently retired employees will continue in the multi-employer plan with each employer funding its obligations. No new retirees were admitted after January 30, 2000 and as of January 31, 2000, active employees were transferred to 15 single-employer defined benefit plans. As the decision to break-up the multi-employer defined benefit pension plan had been made prior to December 31, 1999, and the liability was both probable and estimable, a charge was recorded in the US GAAP reconciliation to net income for pension costs of R$223,093.

On September 21, 2000, the Company created new defined contribution plans (TelemarPrev 1) which will eventually replace the defined benefit plan by migrating all active employees to the new plan. The migration process created a curtailment and settlement impact on the postretirement health care plan under FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” as employees transferring to the defined contribution plan automatically lost their rights to participate in the postretirement health care plan in the future. At December 31, 2001, 96% of the Company’s active employees had transferred to the new plan. A similar percentage of participants transferred to the TelemarPrev 2 plan which is a defined benefit plan for death, invalidity and certain other benefits, for which the Company recorded the funded status of this plan resulting from actuarial calculations.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The following table sets forth the defined benefit pension plans’ change in projected benefit obligation:

	2001	2000

Projected benefit obligation at beginning of year	265,675	1,101,509
Service cost	12,338	62,053
Interest cost	29,840	122,970
Benefits paid	(18,213)	(26,555)
Actuarial (gains)	(44,448)	(114,021)
Transfers from other plans	66,933
Curtailment		(306,007)
Settlement		(574,274)

Projected benefit obligation at end of the year	312,125	265,675

The following table sets forth the change in the fair value of the defined benefit pension plans’ assets:

	2001	2000

Change in plan assets:
Fair value of plan assets at beginning of year	430,024	1,171,374
Actual return on plan assets	63,204	423,214
Employer contributions	2,156	27,621
Assets transferred (to) from other plans	77,304	(1,165,630)
Benefits paid	(18,213)	(26,555)

Fair value of plan assets at end of year	554,475	430,024

Pension cost (prepaid) recognized is computed as follows for the defined benefit pension plans at December 31:

	2001	2000	1999

Funded status of plan	242,350	164,350	69,865
Unrecognized net actuarial gain	(108,749)	(55,196)	(546,680)
Unrecognized transition obligation	20,267	22,820	253,722

Prepaid (accrued) pension cost	153,868	131,974	(223,093)

Net periodic defined benefit pension cost for the years ended December 31, includes the following components:

	2001	2000

Net service cost	29,840	42,168
Interest cost	(62,149)	122,970
Expected return on plan assets	(872)	(167,904)
Amortization of unrecognized net actuarial (gain) loss	10,890	(27,290)
Amortization of initial transition obligation	2,553	25,526

Net periodic benefit cost	(19,738)	(4,530)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation (assuming a 5% inflation factor):

	2001	2000	1999

Discount rate for determining projected benefit obligations	11%	11%	11%
Expected long-term rate of return on plan assets	14%	14%	14%
Rate of compensation increase	5%	8%	8%

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees which had retired prior to the split-up of the Sistel plan. The Company made no contributions to this plan during 2001.

Other post-retirement benefit plans

The Company is also a sponsor of a multi-employer defined benefit health care plan (PAMA). Contributions by the Company to this plan, for the years ended December 31, 2001, 2000 and 1999 were R$10,101, R$9,697 and R$20,258, respectively.

c. Stock option plan

In July 2000, the Company established a stock option plan (the “Plan”) under which stock options were issued for a selected group of key full time executives. The options are exercisable at varying dates on a cumulative basis beginning after one year and expiring after five years. After five years, all stock options are fully exercisable.

The employee has the option to receive, in cash, the difference between the market value at the exercise date and the exercise price of the shares or exercise the option.

The exercise price per thousand shares stated in the contract varies by the variation of IGP-M plus 6% per year. In the event of a dividend distribution, the exercise price per thousand shares is reduced by the amount of dividends paid out per share as from the option date.

The options granted under the Plan were awarded with an exercise price less than the estimated fair market value of the stock on the date of grant. Compensation expense charged to income under US GAAP was R$798 and R$309 in 2001 and 2000, respectively. The expense represents the difference between the exercise price and quoted market value at year-end.

The executive directors granted an option under the Plan must pay the Company 10% of the value of the shares at the exercise price upon signing the contract, which will be used towards the purchase price of the options when they are exercisable at the end of the vesting period of five years. Should employment terminate prior to the five years, the Company has the option to deliver the shares related to the 10% paid or pay the average market value of the shares (calculated based on the last 90 days trading) at the date of termination.

In the event the employee decides to sell the shares acquired under the Plan, after the stated grace period in the Plan, the employee must grant the Company the right-of-first-refusal to purchase such shares at the stated market value on the date of sale.

For US GAAP purposes, the Company accounts for participation in the Plan in accordance with US Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Since management’s intention is to settle its stock option obligations under the Plan in cash, the pro forma compensation expense under SFAS Nº 123 is the same as the expense calculated under APB 25.

This table summarizes the Company’s variable stock option plans:

	Stock	Weighted
	Options	Average Exercise
	(in thousands)	Price

Outstanding, January 1, 2000
Granted	238,800	30.00
Canceled/forfeited	(13,300)	33.00

Outstanding, December 31, 2000	225,500	33.00
Granted	2,002,284	33.11
Canceled/forfeited	(192,744)	37.41

Outstanding, December 31, 2001	2,035,040	33.19

Options exercisable, December 31, 2001	1,638	38.51

The following table summarizes information about variable stock options outstanding as of December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable

		Weighted-Average			Weighted-Average
	Shares (in	Remaining Life	Weighted-Average	Shares (in	Exercise
Range of Exercise Prices	thousands)	(Years)	Exercise Price	thousands)	Price

R$20.00 - 29.99	687,380	4.8	25.72
R$30.00 - 39.99	1,347,660	4.0	37.00	1,638	38.51

Total	2,035,040			1,638

* *