Form 20-F
period 2002-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2003-06-13
CIK 1066113

As filed with the Securities and Exchange Commission on June 13, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 001-14487

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

127,948,562,088 Common Shares, without par value 255,897,123,174 Preferred Shares, without par value

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

Item 17  [  ]  Item 18 [X]

i

PRESENTATION OF INFORMATION

          We have prepared our financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 and the notes thereto (the “Consolidated Financial Statements”) in conformity with accounting principles established under Brazilian corporate law, referred to herein as “the Brazilian Corporate Law” or “Brazilian GAAP,” as required by the Comissão de Valores Mobiliários, the Brazilian Securities Commission, or “CVM.” The Brazilian Corporate Law when applied to us differs in certain important respects from generally accepted accounting principles in the United States (“US GAAP”). See “Item 3. Key Information – Selected Financial Data – Brazilian Corporate Law and US GAAP,” “Item 5. Operating and Financial Review and Prospects – Presentation of Information” and Note 30 to the Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law and US GAAP, Notes 31 and 32 for a reconciliation to US GAAP of net income (loss) for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity as of December 31, 2001 and 2002 and Notes 33 through 35 for presentations of results of operations and changes in shareholders’ equity prepared in accordance with, and other disclosures required by, US GAAP.

          In this annual report, except where otherwise specified, “TNL,” the “Company,” “we,” “us” and “our” refer to Tele Norte Leste Participações S.A. and its subsidiaries. Telemar Norte Leste S.A., our fixed-line subsidiary, is referred to as “Telemar,” and our wireless telecommunications subsidiary, TNL PCS S.A., is referred to as “Oi.” Our majority shareholder Telemar Participações S.A. is referred to as Telemar Participações. References to the Company’s businesses and operations are references to the businesses and operations of its subsidiaries and/or TNL, as the case may be. References to “US dollars,” “US$,” “US$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

          This annual report is presented in reais. On June 12, 2003, the commercial selling rate for reais was R$2.862 to US$1.00.

          References in this annual report to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively, of TNL. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

          Certain terms are defined the first time they are used in this annual report. Technical terms are defined in the Technical Glossary that begins on page 115.

ii

FORWARD-LOOKING INFORMATION

          This annual report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. Many of the forward-looking statements contained in this annual report are identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “estimate,” and “potential,” among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things,

•	the competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the performance of the Brazilian economy in general;

•	the levels of exchange rates between Brazilian and foreign currencies; and

•	the Brazilian Government’s telecommunications policy.

          Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not assume any obligation to update them in light of new information or future developments.

iii

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2.    Offer Statistics and Expected Timetable

          Not applicable.

Item 3.    Key Information

Selected Financial Data

          The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Auditores Independentes, and their report on the Consolidated Financial Statements appears elsewhere in this annual report. The selected financial information as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 has been derived from the Company’s consolidated financial statements, which are not included elsewhere in this annual report.

          The following paragraphs discuss important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

Brazilian Corporate Law and US GAAP

          The Consolidated Financial Statements have been prepared in accordance with the accounting principles established under the Brazilian Corporate Law. Brazilian Corporate Law differs in certain material respects from US GAAP. See Note 30 to the Consolidated Financial Statements for a summary of the differences between Brazilian Corporate Law and US GAAP, Notes 33 and 35 for a reconciliation to US GAAP of shareholders’ equity as of December 31, 2001 and 2002, and Notes 31 and 32 for net income for the years ended December 31, 2000, 2001 and 2002.

Accounting Consequences of the Breakup of Telebrás

          On May 22, 1998 following a general shareholders’ meeting, Telecomunicações Brasileiras S.A. or “Telebrás” was restructured to form twelve new holding companies (the “New Holding Companies”). TNL is one of the New Holding Companies. The shareholders established the shareholders’ equity of each of the New Holding Companies, which was formed as a result of the breakup of Telebrás, and allocated to each a portion of the retained earnings of Telebrás. Telebrás kept sufficient retained earnings to pay certain dividends and other amounts. The balance of Telebrás’ retained earnings was allocated to each of the New Holding Companies in proportion to the total net assets allocated to each such company. The retained earnings thus allocated do not represent the historical retained earnings of the New Holding Companies. The retained earnings thus allocated to us resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of Telemar. The amount of distributable retained earnings of TNL includes retained earnings allocated to TNL in the breakup of Telebrás.

Effects of Down-stream Merger

          In November 1999 our management approved and implemented a restructuring plan that resulted in the transfer to TNL of goodwill (the “Goodwill”) in the amount of R$2,464.8 million paid by Telemar Participações in connection with the acquisition of shares representing control of TNL. For a description of the Goodwill see Note 1(d) to the Consolidated Financial Statements. As

of December 31, 1999, we had recorded Goodwill on TNL’s balance sheet as permanent assets to be amortized some 5 years and as a special reserve goodwill under shareholders’ equity.

          In March 2001, the CVM issued a new rule amending the way we could account for the Goodwill. The new rule required us to write-down the Goodwill to the amount of the future tax benefit expected to be generated by the amortization of such Goodwill, retroactively to January 1, 2000. As a result, we reduced the amount of the Goodwill, as of January 1, 2000, by R$1,599.6 million, and the resulting amount of R$824.1 million was reclassified on the consolidated balance sheet as current and non-current recoverable taxes. At the same time, the special reserve goodwill under shareholders’ equity was also reduced by R$1,599.6 million. In 2001 and 2002, we registered Goodwill amortization of R$493.0 million in each year.

          For more complete information about the corporate restructuring and the effects of the Goodwill amortization, see “Item 4. Information on the Company — Corporate Restructuring Plan,” “Item 5. Operating and Financial Review and Prospects — Down-stream Merger” and “Statements of Operations for 2000, 2001 and 2002 — Operating (Expenses) Income, Net” and Note 1(d) to the Consolidated Financial Statements.

Effects of Corporate Reorganization

          Up to August 2001 we provided fixed-line telecommunications services through 16 fixed-line subsidiaries, one in each state of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapá, Amazonas, Pará, Rio de Janeiro, Minas Gerais and Espírito Santo in Brazil (“Region I”) (excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently). In August 2001, our 16 operating fixed-line subsidiaries were reorganized through the merger of 15 fixed-line subsidiaries into Telecomunicações do Rio de Janeiro S.A. (“TELERJ”), the surviving fixed-line subsidiary. The corporate name of TELERJ was changed to Telemar Norte Leste S.A.

          The purpose of the merger was to simplify our operations by consolidating them into one single company and, therefore (i) increase our productivity and efficiency of the services provided; (ii) obtain higher synergies among our operations; (iii) reduce our operating costs and tax burdens associated with inter-company transactions; (iv) enhance efficiency and the capacity of our subsidiaries to obtain funding and (v) increase the value and liquidity of the shares for Telemar’s shareholders.

          In the merger, shareholders of the 15 fixed-line subsidiaries received common shares of TELERJ, in exchange for common shares held by them. Holders of preferred shares of those subsidiaries received preferred shares Class “A” of TELERJ. The exchange ratios were established according to the economic values of each subsidiary, calculated on a stand-alone basis, plus a 12% premium offered to shareholders who agreed to exchange their shares to TELERJ shares. The total payment made to the dissenting shareholders of these subsidiaries, who exercised their redemption rights, amounted to R$185.9 million. The valuation of the subsidiaries’ assets was based on the subsidiaries’ net book values derived from the balance sheets of March 31, 2001.

          Following the merger, and beginning in September, 2001, only the shares of Telemar Norte Leste S.A. are traded on the Bolsa de Valores de São Paulo (“BOVESPA”) (the São Paulo Stock Exchange). The new shares started trading on the BOVESPA under the trade name of Telemar NL, under the symbol TMAR3 (common shares), TMAR5 (preferred shares class A) and TMAR6 (preferred shares class B). There was no change of trade name (Telemar) or ticker symbol for TNL’s shares on the BOVESPA (TNLP3 and TNLP4) or of its ADSs on the New York Stock Exchange (TNE). In addition to the above described consequences, all the assets, rights and liabilities of our 15 fixed-line subsidiaries were transferred to TELERJ, which had its share capital increased from R$3,816 million to R$7,088.1 million. The reorganization, defined as Incorporação under Brazilian Law, was implemented in accordance to Brazilian Corporate Law and Brazilian Securities Law.

TNL PCS S.A.

          On November 22, 2000 we established a wholly-owned subsidiary under the name TNL PCS S.A. to participate in the public auction for a license to provide wireless telecommunications services in Region I utilizing a frequency band referred to as “Band D,” which was commercially launched under the brand name “Oi.” Oi was the successful bidder and on March 12, 2001 Oi signed the corresponding agreement of authorization with Agencia Nacional de Telecomunicações, the Brazilian telecommunications regulatory body (“Anatel”), and agreed to pay approximately R$1.1 billion in exchange for the license. Pursuant to the terms of the license, Oi began providing wireless telecommunications services in Region I on June 26, 2002.

Selected Financial Information

	Year ended December 31,

	1998	1999	2000	2001	2002

	(thousands of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law
Net operating revenue	5,158,417	6,222,305	8,126,990	10,103,066	11,873,953
Cost of services	(3,008,628)	(4,527,392)	(5,294,442)	(6,806,635)	(8,152,445)

Gross profit	2,149,789	1,694,913	2,832,548	3,296,431	3,721,508
Operating expenses	(1,880,837)	(1,597,021)	(1,593,384)	(2,666,205)	(2,313,008)

Operating income before interest	268,952	97,892	1,239,164	630,226	1,408,500
Interest income	162,323	213,117	274,163	494,442	384,471
Interest expense (1)	(151,863)	(255,446)	(323,113)	(918,754)	(2,345,573)

Operating income from operations	279,412	55,563	1,190,208	205,914	(552,602)
Net non-operating income (expense)	(196,356)	(43,508)	15,884	(2,120)	28,441
Employees’ profit share	(10,844)	(26,767)	(64,831)	(28,410)	(130,893)

Income (loss) before taxes and minority interest	72,212	(14,712)	1,141,261	175,384	(655,054)
Income tax and social contribution	27,307	68,719	(174,638)	21,679	371,312
Minority interests	76,646	41,679	(257,216)	(56,685)	(131,856)

Net income	176,165	95,686	709,407	140,378	(415,598)

Net income per thousand shares (in reais)	0.53	0.29	1.92	0.38	0.99
Dividends per thousand Preferred Shares (in reais)	0.67	0.67	0.67	0.81	1.33
Dividends per thousand Common Shares (in reais)	0.67	0.67	0.67	0.81	1.33
Shares outstanding at the balance sheet date (in thousands)	334,399,028	334,399,028	369,752,180	369,469,693	383,845,685
US GAAP
Income (loss) before taxes and minority interests	161,358	(199,829)	1,588,676	(390,515)	2,384,120
Net income (loss)	101,566	31,633	962,378	(90,055)	(1,392,537)

Net income (loss) applicable to each class of shares:
Preferred	63,268	19,905	633,840	(60,734)	(932,945)
Common	38,298	11,728	328,538	(29,321)	(459,592)
Net income (loss)	101,566	31,633	962,378	(90,055)	(1,392,537)

Net income (loss) per thousand shares:
Common shares—Basic	0.31	0.09	2.71	(0.24)	(3.73)
Common shares—Diluted	0.31	0.09	2.64	(0.24)	(3.73)
Preferred shares—Basic	0.31	0.09	2.71	(0.24)	(3.73)
Preferred shares—Diluted	0.31	0.09	2.64	(0.24)	(3.70)
Weighted average shares outstanding:
Common shares—Basic	124,369,031	123,543,506	121,768,289	120,154,738	123,170,734
Common shares—Diluted	124,369,031	123,543,506	121,768,289	120,154,738	123,170,734
Preferred shares—Basic	205,457,214	209,689,764	239,924,679	248,880,409	250,029,329
Preferred shares—Diluted	205,457,214	209,689,764	234,959,538	249,815,220	252,305,316

(1)For 1998, interest expense allocable to continuing operations.

	December 31,

	1998	1999	2000	2001	2002

	(thousands of reais, except per share data)
Balance Sheet Data:
Brazilian Corporate Law
Property and equipment, net	12,646,670	12,031,044	12,199,500	18,146,569	16,842,860
Total assets	14,748,894	18,054,023	19,471,641	26,766,016	27,461,584
Share capital and capital reserves	3,741,151	6,217,038	5,004,472	5,013,507	5,013,507
Divisional equity	—	—	—	—	—
Shareholders’ equity(1)	9,214,013	11,470,183	10,331,447	10,023,273	9,163,173
US GAAP
Property, plant and equipment, net	13,997,602	13,119,250	13,242,583	17,616,095	17,176,579
Intangible assets, net	0	0	0	1,163,976	1,304,097
Total assets	16,350,868	17,702,003	20,561,614	27,006,952	27,785,362
Share capital and additional paid in capital	3,907,851	4,721,231	5,121,988	5,290,391	5,457,996
Divisional equity	—	—	—	—	—
Shareholders’ equity(1)	9,710,849	10,302,577	10,977,169	10,503,092	8,785,665

(1)	Includes dividends and interest on capital, which is an alternative method under the Brazilian Corporate Law to distribute dividends to shareholders. See “Item 10. Additional Information—Taxation—Distribution of Interest on Capital.”

Exchange Rates

          TNL, the holding company, will pay any cash dividends or interest on capital and make any other cash distributions with respect to Preferred (and Common) Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the US dollar amounts received by the holders of ADSs on conversion by The Bank of New York, as depositary (the “Depositary”) of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian currency and the US dollar will also affect the US dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect our results of operations. The Company signed hedging agreements to cover foreign exchange rate risks related to its US dollar and Yen denominated debts. See “Item 5. Operating and Financial Review and Prospects — Foreign Exchange and Interest Rate Exposure.”

          There are two principal foreign exchange markets in Brazil:

•	the “commercial rate exchange market,” and

•	the “floating rate exchange market.”

          Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by interventions of the Brazilian Central Bank (“Central Bank”). In 1999, the Central Bank unified the exchange positions of the Brazilian banks in the floating rate exchange market and commercial exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that the rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

          From its introduction on July 1, 1994 through March 1995, the real appreciated against the US dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a bandwidth in which the exchange rate between the real and the US dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the US dollar. On January 13, 1999, the bandwidth was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the bandwidth system and allowed the real/US dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per US$1.00 on March 3, 1999. Since then, the real/US dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a bandwidth system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Risk Factors — Risks Relating to Brazil.”

          The following table sets forth the noon buying rate expressed in reais per US dollar for the periods indicated.

		Average for
Period	Period-end	Period		High	Low

1998	1.2085	1.1640	(1)	1.2090	1.1160
1999	1.8090	1.8640	(1)	2.2000	1.2074
2000	1.9510	1.8350	(1)	1.9840	1.7230
2001	2.3120	2.3530	(1)	2.7880	1.9380
2002	3.5333	2.9983	(1)	3.8949	2.3236
December 2002	3.5400	3.6300		3.7950	3.4390
January 2003	3.5130	3.4383		3.6590	3.2650
February 2003	3.5650	3.5907		3.6640	3.5350
March 2003	3.3320	3.4469		3.5700	3.3320
April 2003	2.8870	3.1090		3.3290	2.8870
May 2003	2.9790	2.9517		3.0200	2.8750
June (through June 12, 2003 )	2.8650	2.9037		2.9770	2.8650

(1)	Average of the rates on the last day of each month in the period.

Source: Federal Reserve Bank of New York.

          On June 12, 2003 the noon buying rate was R$2.8650 to US$1.00.

Risk Factors

          The following factors should be carefully considered in addition to the other information presented in this annual report.

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

          Brazilian political and economic conditions have a direct impact on our business and the market price of our securities. Brazil has had periods of economic and political instability that have negatively affected the business, results of operations and financial condition of Brazilian companies and the value of Brazilian securities. These include:

•	restrictions for six months in 1989 and 1990 on the conversion of Brazilian currency to foreign currencies and on the remittance of payments to foreign investors;

•	a period of hyper-inflation from the mid-1980s through June 1994, reaching a peak, annualized rate of approximately 2,700% during 1994;

•	frequent changes in currency, including the introduction of six different currencies from 1986 through 1994;

•	the resignation of a President in 1992 due to charges of corruption that nearly led to his impeachment;

•	public threats by two state governors in 1999 to default on state indebtedness;

•	opposition by various political parties to free-market and privatization reforms enacted some the past eight years;

•	frequent changes in tax rates and tax policies; and

•	a volatile exchange-rate environment.

          If any events similar to these were to continue or recur in the future, they could adversely affect our business, our results of operations, our financial condition, and the market price of our securities.

          The Brazilian monetary policy has resulted in unstable exchange rates and interest rates in recent years. In particular, the government has allowed the real to devalue and has managed interest policy in an effort to achieve stable inflation rates and stable growth rates. Future currency devaluations and future fluctuations in exchange rates could adversely affect the economic environment in Brazil and our business. Any such conditions could also increase our borrowing costs.

          In addition, the Company cannot predict what effect the policies of President Luiz Inácio Lula da Silva’s administration, which took office in January 2003, may have on Brazilian economic conditions or on the Company’s financial conditions or results of operations. The Lula administration has announced that it expects to reform the Brazilian social security and welfare systems to address underfunding. To date, no significant legislative or regulatory changes have been made by the Brazilian government. The failure of the Brazilian government to reform its social security and pension plan systems may have an adverse effect on Brazilian economic conditions, which in turn may have an adverse effect on the Company’s financial condition.

          The Brazilian government also intends to enact a tax reform bill principally designed to reduce the public deficit by making the Brazilian tax framework more efficient and by reducing the tax burden on industry. The Brazilian government submitted proposals to tax and social security reforms on April 30, 2003, which have yet to be voted on. While the exact results of the tax reform bill, if enacted, are still uncertain, the amount of taxes we have to pay may increase.

          Developments in other countries may affect the market price of Brazilian securities. These developments could also make it more difficult or expensive for us to obtain additional financing.

          The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging-market countries. Although economic conditions differ in each country, investors’ reactions to developments in one country may affect the value of securities of issuers in other countries, including Brazil. During the second half of 2001, volatility in the Brazilian securities markets appeared to be exacerbated by threats of terrorism in the United States, together with a recession in the US Currently, Argentina is in the midst of an economic and political crisis following the abrupt devaluation of its currency in January 2002, its refusal to service its public debt and its granting protections to private companies that fail to meet their obligations. Argentina has historically been one of Brazil’s largest trading partners and the Argentine crisis may affect the perception of risk in Brazil by foreign investors. Furthermore, the market price volatility of Brazilian securities has increased significantly since the outbreak of the war between the United States and Iraq in March 2003.

          Our ability to obtain additional financing on acceptable terms or at all and the market value of our securities may be adversely affected by these or other events outside of Brazil.

          Brazil has recently experienced an energy crisis. Such a crisis, were it to reoccur, could result in cost increases and/or a decrease in demand for our services.

          In 2001, Brazil experienced a crisis in the electric-energy sector due to the combination of under-construction of new generation facilities, some dependence on hydroelectric energy generation and lack of rainfall. As a result, Brazilian industrial, commercial and residential customers in certain regions experienced energy rationing from June 2001 to March 2002, which negatively affected economic growth for the country as a whole in 2001. Under this energy rationing program we were required to reduce our energy consumption. While energy rationing has ended, electricity tariffs have been raised to compensate electricity utilities for these losses during the crisis. We have reduced our energy consumption by adopting several measures to save and replace outside sources of electric energy. Although we currently have a lower dependence, we continue to rely on outside sources of electric energy to provide telecommunications services. Should it reoccur, future electricity rationing could adversely affect our principal activities and therefore, negatively impact our business, results of operations and financial condition.

Risks Relating to Our Business

          The telecommunications industry may not continue to grow or may grow at a slower rate.

          We derive most of our revenue from our fixed-line telecommunications services. As a result, we depend on the continuing development and growth of the market for fixed-line telecommunications services in Brazil. Our ability to increase our business depends partially on continuing economic development in Brazil. In March 2001 we acquired a license to provide wireless telecommunications services in Region I at a cost of R$1.1 billion, the last installment of which, R$610 million, was paid in February 2002. In 2001, we built our wireless network at a capital cost of approximately R$1.2 billion, and on June 26, 2002, we launched our wireless telecommunications services, through Oi. In 2002, our revenue from Oi’s wireless services represented 3% of the Company’s total revenue. Our ability to build and grow our wireless subscriber base and revenues from wireless services depends on the continuing development and growth of the wireless telecommunications industry in Brazil. Continuing growth of the wireless telecommunications market depends on many factors beyond our control, including the continuing introduction of new and enhanced wireless devices and services as well as consumer preferences. Further, any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for fixed-line and wireless telecommunications services may harm our business and revenues.

               The Brazilian telecommunications industry is competitive. Competition may lead to a reduction in revenues and an increase in capital expenditure requirements.

          Until 2000, we were the sole fixed-line local service provider in the region in which we are authorized to provide telecommunications services, Region I. In 2000, Vesper S.A. began offering local and intra-regional fixed-line services in the region. Until 2002 we had two other competitors, Embratel Participações S.A. (“Embratel”) and Intelig Telecomunicações Ltda. (“Intelig”) in the

market for intra-regional, inter-regional and international long-distance services. The Brazilian government continues to open the telecommunications market to new competitors. In 2002, Embratel was authorized to provide local services in the region. Telecomunicações de São Paulo S.A. (“Telesp”) also received authorization to provide local, domestic and international long-distance services. We believe that both Embratel and Telesp started to offer services in our region as of the end of the first quarter of 2003. Such competition for local and long-distance customers may require us to increase our marketing expenses and our capital expenditures and/or reduce our rates, and may cause a decrease in our market share of local and long-distance services, in each case leading to a reduction in our profitability.

          In the market for wireless telecommunications services, we compete primarily with four other telecom groups that provide such services in Region I. These groups consist of the following companies: (i) a joint venture between Telefonica and Portugal Telecom (marketing under the new brand name Vivo) which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (ii) the Telecom Americas Group, controlled by the Mexican América Móviles, which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (iii) TIM Brasil, a subsidiary of Telecom Italia Mobile, which is present in all of Region I and (iv) Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Banco Opportunity, a private Brazilian investment bank, and by several Brazilian pension funds. Competition for wireless telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. According to market research, more than 50% of our mobile clients are derived from our competitors. These, and other factors, could affect our business, results of operations and future condition.

          In order to stimulate increasing competition in local services, Anatel also requires that we unbundle our local network allowing other companies to offer services using our platform. We have presented a price proposal to our competitors, such as Embratel and Telesp, to effect such a use. If Anatel requires us to charge our competitors at rates that we consider to be inadequate to recoup the investments we have made to reach the universal service targets, there is a risk that competition for our high-end customers could increase substantially and adversely affect our business and results of operations.

          Competition in data transmission services is not subject to regulatory restriction. The market is open to a great number of competitors. Increasing competition in data services may lead to rate reductions in this segment, also affecting the revenues we generate in this business.

               We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection agreements.

          In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other’s network are currently regulated by Anatel. Starting July 2004 interconnection rates for wireless operators will be freely negotiated so that if Telemar or Oi are not able to negotiate favorable interconnection agreements in the future, our operating and financial results may be adversely impacted.

               Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in our concession or the extension of our concession may adversely impact our business.

          Our industry is highly regulated by Anatel. Anatel regulates our tariffs, quality of service, and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.

          We have been granted a concession to operate fixed-line telecommunications services in Region I (excluding an area in the state of Minas Gerais where Companhia de Telecomunicaçoes do Brasil Central operates), which initial term is scheduled to expire on December 31, 2005. We have the right to extend our concession for another 20 years, beginning January 1, 2006. However, there will be new conditions set forth in a new General Plan on Quality and a new General Plan on Universal Service and new terms set forth in the extension to our concession agreement, dated as of June 2, 1998 (the “Concession Agreement”). Anatel distributed drafts of these plans and such extension agreement to the general public in December 2002 and asked for comments by March 17, 2003. We publicly provided our comments to these drafts on March 17, 2003 and continue to privately negotiate the conditions and terms of extending our current concession with Anatel. We disagree substantially with a number of the conditions and terms being proposed in these drafts because they do not take into account the current cost and investments already made in order to achieve the targets established in the concession contract, including changes in how local traffic is to be measured, reductions in interconnection fees and the number of local areas, and the spin-off of local and long distance businesses into different companies. We also disagree with the possibility of new universal service targets being financed at the expense of the incumbent companies, and with the possibility of eliminating the mechanism of annual tariff adjustment to reflect increases in inflation, as measured by the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. All of these proposed changes could in each case alter the financial equilibrium of the Concession Agreement and adversely affect our business and results of operations. Anatel is expected to finalize the extension to our Concession Agreement and the new General Plan on Quality by June 2003. The President of Brazil is expected to execute a decree finalizing the new General Plan on Universal Service also by June 2003 but the execution of such a decree may be delayed until the second half of June. On June 10, 2003 the President of Brazil issued a decree setting forth a number of changes in the regulation of Brazil’s fixed-line telecommunications sector. See “Item 4. Recent Developments.” We are required to inform Anatel whether we intend to extend our current concession by June 30, 2003. We intend to respond affirmatively but may continue to litigate against the implementation of some of the proposed changes, either at the administrative level with Anatel or within the Brazilian court system. However, if the proposed changes are approved, we can provide no assurances that we will be able to successfully litigate against the implementation of any of the proposed changes. In addition, Anatel may terminate our concession upon the occurrence of an extraordinary situation in which the public interest is in jeopardy and certain other events described in our Concession Agreement. In the event that our concession expires or is terminated, we can no longer provide fixed-line telecommunications services and Anatel would have the right to occupy our properties and use equipment and our employees that are necessary to provide such services, provided that we would have the right to receive an indemnity for the value of such properties and equipment. If our concession expires or is terminated, our business, results of operations and financial condition will be adversely affected.

          For a discussion of our concession and other regulations that apply to us, see “Item 4. Information on the Company — Regulation of the Brazilian Telecommunications Industry.”

           Our concession requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of non-compliance with the Anatel targets in any one of the states, Anatel can establish a date for the regularization of the services, impose penalties, and, in extreme situations, terminate our concession for the non-complying state. See “Item 4. Information on the Company — Regulation of the Brazilian Telecommunications Industry.”

          Our concession established the initial maximum tariffs which we could charge for various fixed-line telecommunications services. These maximum rates are readjusted annually in accordance with a formula established in the concession that takes into account inflation and productivity which are predetermined in the Concession Agreement.

          We are controlled by one major shareholder, Telemar Participações. Telemar Participações has had and is expected to continue to have a significant influence on our success.

          As of December 31, 2002, Telemar Participações owned 52.96% of our outstanding common stock. Through its ownership of our stock, Telemar Participações appoints the majority of our Board of Directors and influences our business strategy. Further, we have entered into a management services agreement with Telemar Participações that requires Telemar to pay them a fee in exchange for monthly management services that they provide. For the year 2002, we paid them a management fee of R$57.7 million. For a description of the management services agreement see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Telemar Management Services Agreement.”

               The telecommunications industry is subject to rapid and constant changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how these changes will affect our business.

          The telecommunications industry is subject to rapid and constant changes in technology. Such rapid changes in technology may render our equipment, services and technology inefficient, uncompetitive or obsolete. There can be no assurance that we will be able to remain competitive by adopting, in a timely fashion, such new technologies as they are developed.

          The wireless telecommunications industry is in particular experiencing significant technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new cycles and changes in end-user needs and preferences. Alternative technologies may be developed that are superior to those Oi is able to provide today. In addition, Anatel is expected to auction 3G wireless telecommunications licenses in 2005 or 2006, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced wireless services than Oi’s current 2.5G GSM technology platform. If we are unable to respond to market changes in technology, the network infrastructure, handsets or services that are necessary to operate our existing technology may be discontinued by the third parties we currently rely upon as they may shift their emphasis to supplying and servicing new dominant technologies.

          We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

          As of December 31, 2002, we had a total debt of R$10.7 billion and a ratio of debt to equity of 1.18.

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

          If our growth in revenues slows or declines in significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the covenants of our loan agreements, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

     We are subject to delays and delinquency on accounts receivable and to legal and administrative claims.

          In 2002, we recorded provisions for doubtful accounts and write-offs of accounts receivable in the amount of R$616.0 million, primarily due to subscribers’ delinquency. Strict regulation from Anatel prevents us from implementing certain policies to restrain delinquency, such as restrictions based on credit record and offers of customized services.

          If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results.

          We are subject to several legal and administrative proceedings. Based on advice from our external legal consultants we classify our risk of loss from such proceedings as “probable,” “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. We have currently provisioned R$1,772.6 million for probable claims. The possible claims amount to R$890.0 million as of December 31, 2002. If our liability from such claims exceeds the provisioned amount, our financial condition may be adversely impacted. See “Item 8. — Financial Information — Legal Proceedings.”

Risks Relating to the Preferred Shares and ADSs

     Holders of Preferred Shares have limited voting rights.

          Of our two classes of capital stock outstanding, only our Common Shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will be entitled to vote only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result, holders of our Preferred Shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

          Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All Preferred Shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the Preferred Shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying Preferred Shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Holders of ADSs or Preferred Shares in the United States may not be entitled to participate in future preemptive rights of offerings.

          Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or Preferred Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Commission with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Commission and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or Preferred Shares in the United States that we will file a registration statement with the Commission to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

If you exchange ADSs for Preferred Shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

     The Brazilian custodian for the Preferred Shares must register with the Central Bank of Brazil to remit US dollars abroad. If you decide to exchange your ADSs for the underlying Preferred Shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit US dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional Information — Exchange Controls.”

Item 4.     Information on the Company

Overview

          We are the largest provider of fixed-line telecommunications services in South America, which we market under our Telemar brand name.

          We have concessions from the Brazilian Government to provide fixed-line telecommunications services in Region I, which consists of sixteen states, including the state of Rio de Janeiro, Minas Gerais, Bahia, and Ceará (but excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central operates). Region I covers approximately 64% of the country, has a population of 93 million and produces approximately 40% of the country’s GDP. As of December 31, 2002 we had approximately 17.5 million lines installed, of which 98.5% have been digitized, and 15.1 million fixed lines were in service. Anatel certified the early attainment by Telemar of the universal service targets for 2003 set forth in the 1998 Concession Agreement, and, as a result, starting July 20, 2002 Telemar began offering inter-regional, and through our subsidiary Oi, international long-distance services initiated in the areas that are covered by our concession. See “Our Strategy — Increase Revenues from Inter-regional and International Long-Distance Services.”

          In 2001, we acquired a license to provide wireless telecommunications services in Region I on the GSM technology platform, and we launched our wireless telecommunications services in Region I on June 26, 2002, operating under our Oi brand name. As of December 31, 2002 we had 1.4 million subscribers. See “Our Strategy - Increase Revenues from Wireless Telecommunications Services.”

          Tele Norte Leste Participações S.A, or TNL, is a corporation (sociedade anônima) incorporated in May 1998 and organized under Brazilian law. TNL’s headquarters are located at Rua Humberto de Campos, 425/8° andar - Leblon, 22430-190, Rio de Janeiro, RJ, Brazil, its telephone number is +(55 21) 3131-1314 and its fax number is +(55 21) 3131-1155. Our agent in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware.

Our Strategy

          Our aim is to be one of the major companies in the market of integrated fixed-line and wireless telecommunication services in South America by providing our corporate and residential customers with the highest quality local, long-distance, wireless and data services. Key elements of this strategy include the following:

     Increase Revenues from Inter-Regional and International Long Distance Services

          The early attainment of our universal access and expansion targets for the year 2003 enabled us to commence providing inter-regional and international long-distance services in July 2002. We intend to increase revenues from inter-regional and international long-distance services through the retention and expansion of our customer base by offering more competitive plans, offering quality and special services, and increasing our marketing efforts through advertising campaigns such as “Global 31.”

     Increase Revenues from Wireless Telecommunication Services

          In 2001, we acquired a license to provide wireless telecommunications services in Region I. We began providing wireless telecommunications services on the GSM technology platform through our subsidiary Oi on June 26, 2002. By the end of December 2002, the coverage of our wireless telecommunications services encompassed some 400 cities in 14 states, covering approximately 68% of the urban population in Region I, and we had 1.4 million wireless subscribers. We intend to increase our revenues from wireless telecommunications services through marketing efforts that focus on market segmentation and corporate businesses, increasing demand for text messaging and other wireless data services, realizing synergies with our fixed-line telecommunications company and offering competitive service plans.

     Expansion to New Corporate Markets

          We intend to expand our voice and data transmission services to corporations and assume a leadership position in the corporate market. We intend to focus our marketing efforts on both large corporate clients and small- to medium-sized corporations. In pursuit of our strategy of providing nationwide services to the corporate market, Telemar first acquired control of and then the remaining equity in December 2002 and February 2003, respectively, of Pegasus Telecom S.A. (“Pegasus”). Pegasus is a broadband data transmission provider that serves mainly corporate clients and is present in 25 of the major cities in South and Southeast of Brazil. Because Pegasus’ fiber optic and radio (wireless) network is 100% compatible with the technology used in Telemar’s existing data network, we are able to offer fully integrated data transmission services to substantially meet the requirements of our corporate clients on a nationwide basis.

     Cost Reduction

          Cost reduction is also a significant part of our strategy. In this respect, several steps were taken:

•	deployment of our long distance network and participation in the project of a satellite launching;

•	centralization of administrative and financial tasks such as accounting, human resources and supply management;

•	centralization of our network management center;

•	process standardization;

•	outsourcing of network maintenance services;

•	optimization of call centers and data processing centers;

•	implementation of new billing and customer relationship management systems;

•	development of the “educational telemarketing” program, to advise customers on the proper use of products available and effectively handling their telecommunications service expenses;

•	centralization of clients and interconnection bills; and

•	reduction in the number of Telemar’s employees.

Our History and Development

          Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações, the Brazilian General Telecommunications Law, and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás and its subsidiaries. The General Telecommunications Law established Anatel, an independent regulatory agency.

     Privatization of Telebrás

          In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its wireless telecommunications operations from the existing integrated operations (fixed-line and wireless) into separate companies. In May 1998, Telebrás was restructured to form, in addition to Telebrás, twelve New Holding Companies by means of a procedure under Brazilian corporate law called cisão, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebrás, including Telebrás’ interest in its operating subsidiaries.

          The New Holding Companies consist of:

•	eight wireless service providers, operating in one of the regions into which Brazil has been divided for purposes of wireless telecommunications services in the frequency range called “A Band,”

•	three regional fixed-line service providers including TNL, each initially providing local and intra-regional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and

•	a holding company which controls Embratel, which provides domestic (including interstate and inter-regional) long-distance service and international long-distance service throughout Brazil.

          TNL is one of the New Holding Companies. In the restructuring and privatization of Telebrás, TNL was allocated all the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I. In July 1998, the Brazilian Government privatized Telebrás by selling all its voting shares of the New Holding Companies, including TNL, to private-sector buyers. The Brazilian Government’s shares of TNL, which amounted to approximately 52% of TNL’s voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.43 billion for the Brazilian Government’s shares.

     Acquisition by Telemar

          All of the interest in TNL held by the members of Consortium Telemar was acquired by Telemar Participações, a privately held Brazilian company, in July 1999, in exchange for cash, capital stock of Telemar Participações and the assumption of certain debts. The sole purpose of Telemar Participações is to hold shares of TNL. For a discussion of the entities that own interests in Telemar Participações, see “Item 7. Major Shareholders and Related Party Transactions.”

     Corporate Restructuring Plan

          In November 1999 we implemented a restructuring plan, which resulted in the transfer from Telemar Participações to TNL of the Goodwill, in the amount of R$2,464.8 million, which was recorded in the books of Telemar Participações in connection with this acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to generate cash flow by allowing us to use tax credits generated by the amortization of the Goodwill. See “Item 3. Key Information — Effects of Down-stream Merger.”

     Corporate Reorganization

          Following its formation, TNL provided fixed-line telecommunications services through sixteen separate operating subsidiaries which provided telecommunications services in the 16 respective states in Region I. In August 2001, we implemented a corporate reorganization which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our Fixed-Line Subsidiary. See “Item 3. Effects of Corporate Reorganization.”

     Our Significant Subsidiaries

          The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2002.

	Holding Company Ownership
	% of share	% of voting
Subsidiary	capital	capital

Telemar Norte Leste S. A.	79.6	97.2
TNL Net Participações S.A.	100.0	100.0
TNext S.A.	100.0	100.0
HiCorp Comunicações Corporativas S.A.	100.0	100.0
TNL PCS S.A - Oi	100.0	100.0
TNL.Acesso S.A	100.0	100.0
Contax S.A.	100.0	100.0
Pegasus Telecom S.A.	93.3	93.3

     Telemar Norte Leste S.A.

          Telemar is a corporation (sociedade anônima), organized and incorporated in Brazil and controlled by TNL. Telemar provides telecommunications services through a public switched telephone network. Such services are described in detail under “Our Operations—Fixed-Line Services” below.

          A large part of TNL’s assets consist of shares in Telemar. TNL relies almost exclusively on dividends (also in the form of interest on capital) from Telemar and interest on loans to its subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     TNL PCS S.A.

          On November 22, 2000 we established a wholly-owned subsidiary under the name TNL PCS S.A., or Oi, to participate in the public auction for a license to provide wireless telecommunications services in Region I utilizing a frequency band referred to as “Band D.” Oi was the successful bidder and on March 12, 2001, Oi signed the corresponding agreement of authorization with Anatel and agreed to pay approximately R$1.1 billion in exchange for the license. Oi began providing wireless services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Telemar was approved by the board of directors of both TNL and Telemar and consummated. See “Item 7. Major Shareholders and Related Party Transactions.”

     Pegasus Telecom S.A.

          On December 27, 2002 Telemar acquired 93.27% of the shares in Pegasus Telecom S.A., including preferred shares held by TNL that represented 24.4% of Pegasus’ share capital. On February 19, 2003 Telemar acquired the remaining 6.73% of Pegasus’ shares, and accordingly holds now 100% of its share capital. Historically, Pegasus’ primary purpose was the operation, marketing, project development, execution and rendering of data transmission services in the states of Rio Grande do Sul, Santa Catarina, Paranà, Mato Grosso, Mato Grosso do Sul, Goiàs, Tocantins, Acre, Rondonia, Distrito Federal (“Region II”) and São Paulo (“Region III”). We expect that our acquisition of Pegasus will enable us to expand our corporate market share, by offering data transmission services in Brazil on a nationwide basis.

     Subsidiaries Providing Ancillary Telecommunications Services

          We provide certain ancillary telecommunications services such as network management and data centers, as well as, corporate communication and Internet access to third parties, through the following wholly-owned subsidiaries:

•	TNext S.A., which started operations in October 2000, offers hosting services and the placement of clients’ applications on hardware and software platforms. After the merger with Contax S.A., TNext S.A. changed its name to TNL Contax S.A.

•	Contax S.A., which started operations in December 2000, is a contact center, which manages the total relationship between businesses and their clients, including logistics and billing, through multiple interactive means such as e-mail, fax, voice via IP and chats. On February 3, 2003, this company was merged into TNext S.A. and continues its operations under the combined company of TNL Contax S.A.

•	HiCorp Comunicações Corporativas S.A., which started operations in November 2000, provides outsourcing of corporate communication services, including the implementation, operation, management and quality of service assurance.

•	TNL.Acesso S.A., which started operations in February 2001, encompasses Internet businesses, including access providers (acting in the access provider market, services and e-marketplaces).

     Other Investments

          Through TNL Net Participações, we hold indirectly shares representing 17.5% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG portal. iG is an entertainment, services and content portal and is also the first free Internet access provider in Brazil. iG started operations on January 9, 2000 and is the second largest portal in terms of access volume in Brazil.

Region I

          Our concession and license from the Brazilian Government authorizes us to provide fixed-line and wireless telecommunications services, respectively, in Region I, which consists of sixteen states of Brazil located in the northern, northeastern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed and 1.9% of the total population of Region I.

          Region I covers an area of 5.4 million square kilometers, representing approximately 64% of the country’s total area and generates approximately 40% of Brazil’s gross domestic product. The population of Region I is approximately 92.7 million, representing 53.4% of the total population of Brazil. Region I has 102 municipalities with populations in excess of 100,000 inhabitants. In 1999 (the last year for which official data are available), per capita income in Region I was approximately R$4,193 per year, varying from R$1,402 in the State of Maranhão to R$7,946 in the State of Rio de Janeiro.

          The following table sets forth key economic data, compiled by the Instituto Brasileiro de Geografia e Estatística (the “IBGE”), for the states in which Telemar operates.

Key Economic Data on the States of Region I

		Population	% of gross
	Population	per square	national	Per capita
	(million)	kilometer	product	income
State	(2000)	(2000)	(1999)	R$(1999)

Rio de Janeiro	14.4	327.2	11.75	7,946
Minas Gerais	17.8	30.3	9.63	5,239
Bahia	13.1	23.0	4.32	3,206
Ceará	7.4	50.7	2.00	2,631
Pernambuco	7.9	80	2.67	3,279
Espírito Santo	3.1	67	1.93	6,082
Pará	6.2	4.9	1.71	2,705
Rio Grande do Norte	2.8	52	0.79	2,757
Amazonas	2.8	1.8	1.60	5,577
Maranhão	5.6	16.9	0.81	1,402
Alagoas	2.8	100.9	0.66	2,275
Piauí	2.8	11.3	0.49	1,660
Paraíba	3.4	60.7	0.82	2,296
Sergipe	1.8	80.7	0.56	3,056
Amapá	0.5	2.6	0.16	3,392
Roraima	0.3	1.4	0.08	2,558

          Source: IBGE.

Map of Region I

          Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I, in particular. See “Risk Factors—Risks Relating to Brazil.”

Our Operations

     Fixed-Line Services

          Our fixed-line telecommunications services consist of

•	local services, including installation, monthly subscription, measured service, collect calls and supplemental local services,

•	intra-regional long-distance services within Region I, inter-regional long distance services, primarily between Region I and Region II and III, and international long-distance services primarily from Region I, placed through fixed telephones using our long-distance access code, CSP 31 (Código de seleção de prestadora),

•	connection of calls placed from fixed-line telephones in Region I to mobile telephones or “fixed-to-mobile services,”

•	usage of our network to complete calls initiated by customers of other telecommunications service providers, or network usage,

•	advanced voice services, to corporate customers, such as 0800 services,

•	public telephone services, and

•	data transmission services, comprising the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and Internet service providers, Internet Protocol (IP), ADSL and other data transmission services.

     Local Services

          Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in Region I. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intra-regional long-distance telecommunications services in Region I. Embratel is also beginning to sell lines under a local fixed-line project, pursuant to authorization granted by Anatel on August 9, 2002.

          Local services also include additional and value added services such as ISDN lines, which allow voice, data, image and sound transmission supported by two digital lines permitting the user to use simultaneously, for example, voice transmission and the Internet. We also offer in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, increasing the speed and optimizing the client’s telephone system.

          We provide a variety of other supplemental local services that include voice and fax mailboxes, call waiting, call forwarding, conferencing, speed dialing and caller ID.

          On August 7, 2002, Telemar was granted authorization to provide local services in Regions II and III, however; as of May 2003, it had not yet started providing such services in those regions.

     Intra-regional (Intrastate and Interstate) Long-Distance Service

          Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as “intra-regional long-distance” calls. Intra-regional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states in Region I). Prior to the formation of the New Holding Companies, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, Anatel implemented a numbering plan to promote competition between providers of fixed-line long-distance services by requiring the caller to choose a service provider for each long-distance call by prefacing the call with numbers that identify the provider (CSP). In July 1999 in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states in Region I, and we began providing interstate long-distance services between the states in the Region. For a discussion of the Numbering Plan, see “Competition – Intra-regional Long Distance.”

     Inter-regional and International Long-Distance Service

          Inter-regional long-distance services consist of calls between a point within Region I and a point within Region II or Region III. International long-distance services consist of calls between a point within Region I, Region II or Region III and a point outside of Brazil.

          Upon meeting certain universal service targets in the second quarter of 2002, Telemar commenced providing inter-regional long distance services originating from Region I in July 2002. For that purpose we entered into interconnection agreements mainly with Telesp and Brasil Telecom to interconnect directly with their networks.

          In addition, the Company commenced providing international long-distance services originating from Region I in July 2002 using the wireless telecommunications services license granted to Oi, even though our fixed-line customers access these services through the use of CSP 31. For that purpose we concluded several international agreements to interconnect our network with those of the main telecommunication services providers worldwide.

          In 2003 we began to offer fixed-line inter-regional and international long distance services originating in Regions II and III using the same wireless telecommunications services license granted to Oi.

     Fixed-to-Mobile Services

          Fixed-to-Mobile services consist of calls from our fixed-line customers to wireless telephone customers of the wireless service providers operating in Region I. Such services also include collect calls made by customers of the wireless service providers operating in Region I to our fixed-line customers. For a discussion of how we bill for Fixed-to-Mobile services see “Rates—Fixed-to-Mobile Rates.”

     Public Telephone Services

          We own and operate public telephones through Region I. As of December 31, 2002 we had approximately 716,000 public telephones installed, which are all operated by a prepaid card.

     Data Transmission Services

          We provide a variety of customized, high-speed data transmission services to our corporate customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34 Mbps and 155 Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, Internet service providers (“ISPs”) and corporate customers. Other telecommunications service providers, particularly wireless service providers, lease trunk lines from us for use within their stand-alone networks. ISPs lease lines for access to the world wide web, and many of our large corporate customers lease lines for use in private networks that link different corporate web sites. We offer high-speed Internet access and other data transmission services using ADSL technology to residential customers as well as small and medium-sized business customers.

          We provide these data transmission services using Telemar’s region-wide data transmission network and multi-service network platform and Pegasus’ nationwide fiber optic and radio network.

          We expect the Internet access market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. We provide broadband Internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2002 we had sold 68,000 ISDN accesses and 45,000 ADSL subscriptions.

          The ADSL technology allows the transmission of voice and data signals, at high speed, on a single copper pair in the access network. In 2002, a Telemar focused on a service denominated “Velox” as Internet access mechanism in the retail segment, a broadband product allowing high-speed access to the Internet. Since voice transmission through telephone lines uses only one of many possible frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed at the customer’s conventional line which, in turn, is connected to a DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. Customers can use the telephone line simultaneously with the internet. Customers pay a subscription rate for the modem board and a fixed monthly subscription rate, irrespective of the length of connections to the Internet. Revenues from Velox increased by 435%, from R$7 million in 2001 to R$35 million in 2002.

     Wireless Telecommunications Services

          As of December 31, 2002, Oi had a presence in some 400 cities, and in 14 of the 16 states of Region I (the states where Oi is not present are Roraima and Amapá), covering 68% of the urban population. As of December 31, 2002, approximately 16% of the 93 million inhabitants in Region I were users of mobile telephones. Revenues from wireless telecommunications services arise from (i) usage fees for outgoing calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting, and call blocking; (ii) monthly subscription; (iii) roaming; (iv) interconnection fees received from other operators on incoming calls; and (v) sales of handsets. The average customer base of Oi is divided into 80% under prepaid plans, and 20% under postpaid plans. Postpaid services include mailbox, caller ID, conference, follow-me, calls on hold, and special services, depending on the type of handset, such as WAP and GPRS. Prepaid services offer reduced rates at certain times of the day. As of December 31, 2002, Oi had 1,400,892 subscribers, with an estimated market-share of 8.7%.

          Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services already provided, while prepaid service customers buy cards whose price varies according to the amount of minutes of usage allowed. Such cards are valid for a stated period following entitlement.

          Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

          Rates vary according to the service plan subscribed to, the call origin, destination and length. Subscribers pay for at least 30 seconds, even though the call lasts for less than 30 seconds. After the first 30 seconds of the call, users are billed for every additional 6 seconds. Under Oi postpaid plans, customers pay subscription fees in addition to usage fees. During 2002, monthly subscription fees accounted for 31% of service revenues.

          Depending on the handset model, customers have access to the GPRS service, available in the main cities of Region I. This service allows for wireless access to the Internet through mobile telephones, laptops or palm pilots. It enables customers to simultaneously use voice and data services because the equipment remains connected to the Internet even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

          The WAP portal is a service and contents channel available to our customers. Some of its features include: sending and receiving e-mails, forming contact groups, accessing banks, and buying tickets. The WAP portal can also be used on the Web, for instance to schedule personal activities and join or initiate contact groups, according to their preferences.

          We also receive revenues from roaming agreements with other local and international mobile telephone operators. When a subscriber to another wireless operator originates a call within Region I, the other wireless operator pays us the applicable rate.

     Network Usage Services

          Telecommunications service providers that provide interconnection services are required to provide such services on a nondiscriminatory basis. Subject to certain regulatory requirements, they are free to negotiate the terms of their interconnection agreements. Such agreements are submitted to Anatel for review and certification. If the parties fail to reach an agreement, upon the request of one of the parties, Anatel will establish the terms of interconnection through arbitration. If Anatel does not approve any of the provisions of the agreement, Anatel may require amendments to the agreement as a condition to certification. See “Regulation of the Brazilian Telecommunications Industry.” The terms of interconnection, particularly the pricing and technical requirements, may affect the results of our operations, our competitive environment and our capital expenditure requirements.

          In April 1998, Embratel began paying us fees on a per minute basis for long-distance calls carried by Embratel that were originated or completed using our network. In March 1999, we entered into an interconnection agreement with Embratel to formalize this network usage arrangement. Until June 30, 2001, we received from Embratel a supplemental per-minute fee called Parcela Adicional de Transição (“PAT”). PAT was introduced with a view to offset the impact caused by the elimination of the shared revenue system between the Company and Embratel. PAT has since been discontinued. See “Inter-regional and International Long-Distance Service.”

          In January 2000, we also entered into interconnection agreements with Vésper and Intelig Telecomunicações Ltda. (a provider of inter-regional and international long distance services), as well as with certain operators of trucking services and with each of the mobile companies operating in Region I, which define the terms and conditions of use of each network by the respective parties.

          At year-end 2002, Oi’s wireless telecommunications services network covered some 400 cities. This network is directly interconnected to the national and international long-distance fixed-line telephone networks of all companies operating in Region I and all wireless operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing our customers with automatic access to roaming services when traveling to Brazilian areas where mobile telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged when customers of other fixed-line or mobile operators use the network to complete a call to our customers in Region I.

Rates

          Rates for fixed-line telecommunications services that we provide are subject to comprehensive regulation. Our concessions from the Brazilian Government establish a price-cap mechanism for annual rate adjustments, which places an upper limit for interconnection charges and on weighted averages of the rates for each of the baskets of local and long-distance services. The basket includes installation and subscription fees and measured usage fees for local, long-distance and public telephone services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Our concessions provide for the price cap to be adjusted periodically to take account of inflation and productivity gains. Finally, rates may be adjusted annually in order to reestablish the economic balance of the concessions. See “Regulation of the Brazilian Telecommunications Industry-Rate Regulation.”

     Local Rates

          Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or PBX. The monthly subscription includes the use of 100 pulses per month, which will be charged regardless of whether the actual local usage is lower. If this limit is exceeded, the customer will incur measured service charges.

          Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Since September 1999, in conjunction with the Numbering Plan, we began measuring usage for certain non-local calls between municipalities within the same area code in terms of minutes rather than pulses. For information on the Numbering Plan see “Competition—Intra-regional Long Distance.”

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

	Year ended December 31,

	2000(1)	2001(1)	2002(1)

	(nominal reais)
Average rates for local telephone service:
Monthly subscription:
Residential	12.50	15.38	17.81
Commercial	19.20	23.81	26.90
PBX	25.50	30.96	30.38
Measured service (per pulse)	0.064	0.066	0.069

(1)Average of monthly rates, net of taxes.

          We charge an average installation fee of R$42.04 and an average fee of R$130.84 when a customer changes addresses, including value-added taxes. These charges approximate the cost of services provided.

     Fixed-to-Mobile Rates

          Mobile telecommunications service in Brazil, unlike in North America, is offered on a “calling party pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling party pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Besides the “calling party pays” system there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge our fixed-line service customers per-minute charges based on either VC1, VC2 or VC3 rates when a fixed-line service customer calls a wireless subscriber within Region I. In turn, we pay the wireless service provider a charge for the use of the mobile network in completing the call.

          Effective February 8, 2003, upon authorization received from Anatel, we increased our fixed-to-mobile service rates by an average of 24.4%. In contrast to previous years, Anatel decided to align the fixed to mobile rates with the interconnection rates charged by the mobile companies: beginning in February 2003, a fixed-line customer now has different fixed-to-mobile rates, which are measured by the wireless operator which terminates the call. That means that the higher the interconnection charged by a specific wireless operator, the higher the fixed-to-mobile rate charged on calls carried by that operator will be.

          The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year ended December 31,

	2000(1)	2001(1)	2002(1)

	(nominal reais)
Per-minute charges for calls made to wireless telephones:
VC1	0.29	0.32	0.50
VC2	0.61	0.69	0.74
VC3	0.69	0.79	0.84

(1)The amounts represent an annual average of rates, net of taxes.

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

	Year ended December 31,

	2000(1)	2001(1)	2002(1)

	(nominal reais)
Domestic long-distance rates(2):
0 to 50 km	0.13	0.16	0.18
50 to 100 km	0.22	0.25	0.26
100 to 300 km	0.28	0.27	0.28
Some 300 km	0.36	0.30	0.30

(1) Average of monthly rates, net of taxes.

(2) Per minute rates for a domestic long-distance call, between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

Network Usage Rates

          Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long-distance service providers to complete calls originating or ending on our network; and

•	Mobile service providers operating to complete calls ending on our network.

          The network usage rate varies depending on whether the telecommunications service provider uses our local or long distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.

          The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year ended December 31,

	2000(1)	2001(1)	2002(1)

	(nominal reais)
Network usage rate (local)	0.044	0.050	0.051
Network usage rate (long-distance)	0.067	0.076	0.084

(1)The amounts represent an annual average of monthly rates, net of taxes.

          In December 2002, Anatel approved a rate increase for network usage, TU-RL (“local network usage rate”) and TU-RIU (“intercity network usage rate”) retroactive to June 25, 2002, using the IGP-DI to calculate the adjustment of 1.65% for TU-RL and 5.02% for TU-RIU.

          However, since the adjustment was authorized by Anatel only in December 2002 instead of June 2002, we understand that network usage rates should have been adjusted according to the IGP-DI index accumulated from the last adjustment, authorized in May 2001, implying adjustments of 16.33% and 23.85% for TU-RL and TU-RIU, respectively. To enforce this right, Telemar has requested a preliminary injunction against Anatel in order to adopt these higher rates.

          With respect to Oi, we charge the service provider on whose network the call originated a rate per each minute of usage of our wireless network. On February 6, 2003, the wireless network usage rate, or interconnection rate, charged by Oi was adjusted from the previous rate effective in 2002 of R$0.2921 per minute to R$0.3462 per minute, net of taxes.

     Data Transmission Rates

          Rates in the data transmission segments are wholly market-driven and outside of the usual public regime regulatory purview of Anatel. See “Competition-Data Transmission Services.”

          The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits to corporate customers, Internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some wireless service providers use our network to connect wireless central switching stations to wireless radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

          The following table sets forth selected information about our average monthly line rental charges for private leased circuits service during the indicated years.

	Year ended December 31,

	2000(1)	2001(1)	2002(1)

	(nominal reais)
Average rates for monthly line rental per leased circuit:
Local Circuit:
4.8 Kbps / 14.4 Kbps as of 2000 (2)	120.00	240.00	240.00
9.6 Kbps / 19.2 Kbps as of 2000 (2)	202.00	247.00	240.00
64 Kbps	322.00	344.00	358.90
2 Mbps	3,920.00	3,677.00	2,953.00
Long Distance Circuit (3)
4.8 Kbps / 14.4 Kbps as of 2000 (2)	587.00	—	—
9.6 Kbps / 19.2 Kbps as of 2000 (2)	794.00	—	—
64 Kbps	1,336.00	942.00	1,043.55
2 Mbps	13,200.00	11,029.00	9,435.60

(1) Average of monthly rates, net of taxes.

(2) 4.8 and 9.6 Kbps speed services have been discontinued in year 2000 for long-distance circuits.

(3) Assuming a transmission distance between 300 and 500 kilometers and a three-year contract.

     Wireless Rates

          Wireless telecommunications service providers are authorized to price services at their option, provided that offers are part of a service plan approved by Anatel. The maximum price is adjusted at least on an annual basis, according to the IGP-DI index, as set forth in the service plans, taking into account a productivity rate established by Anatel. Providers must offer their users the Basic Service Plan, which is highly regulated by Anatel, and may offer nondiscriminatory alternative plans. Although subscribers cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within 6 months.

          The following table sets forth selected information about rates for some of our most popular retail service plans as of December 31, 2002, net of taxes.

Name of Service Plan	Oi 40	Oi 80	Oi 160	Oi 300
Minutes included in Service Plan	40	80	160	300
Monthly Rate	R$18.86	R$31.57	R$54.68	R$75.78
Additional Minutes (Local Rate)	R$ 0.47	R$ 0.39	R$ 0.34	R$ 0.45

          We also offer wireless telecommunications services to our customers on a prepaid basis, charging an average of R$0.62 per minute on local calls.

     Taxes on Telecommunications Services

          The cost of telecommunications services to customers includes a variety of taxes. The gross revenue that we receive from our customers includes our charges for our services and the State and Federal taxes that we are required to bill for and collect from customers. The average rate of all such taxes, as a percentage of our gross operating revenues, was 29.9% in 2002. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian states impose at varying rates on revenues from telecommunications services. The rate for domestic telecommunications services is currently 25% in all states in Region I, except in the states of Pará and Rio de Janeiro (30%), Bahia (27%) and Pernambuco (28%).

          Other taxes on gross operating revenues include two federal taxes, the Programa de Integração Social (“PIS”) and the Contribuição para Financiamento da Seguridade Social (“COFINS”), which are based on the gross operating revenues, calculated at a combined rate of 2.65% until February 1999, and 3.65% from March 1999 to present, only for telecommunications services.

          In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services, including installation and monthly subscription fees, to which it had not previously been applied. See “Item 8. Legal Proceedings—Tax and Administrative Proceedings.”

Billing and Collection

     Fixed-Line Services

          Telemar sends each customer a monthly bill covering all the services provided during the prior period. The customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long-distance calls, calls terminating on a wireless network, 800 services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer’s checking account or by direct payment to a bank.

          Payments are due within an average of 15 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2002, 20.8% (25.2% in 2001) of all accounts receivable were outstanding for more than 30 days, and 8.93% (13.6% in 2001) were outstanding for more than 90 days. We may restrict a customer from making outgoing calls when an account is 30 days or more past due, restrict a customer from making outgoing and receiving incoming calls when an account is 60 days or more past due and disconnect a customer completely when an account is 90 days or more past due, provided that, in each case, we have given the customer 15 days advance notice. The disconnection process thus comprises several stages, from customer acquisition, through credit analysis, to the removal of equipment due to nonpayment.

DAYS SOMEDUE	COLLECTION ACTION

10 to 90 days	Notification by voicemail
20, 45 and 70 days	Collection letter
30 days	Partial restriction
60 days	Full restriction
90 days	Removal
Notification to credit protection organizations
Referral to collection firms

     Network Usage Services

          We are remunerated by Embratel and Intelig for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. Until December 1999, when a long-distance call carried by another telecommunications provider was originated on our network, we billed that provider’s customer, retained any access fee for use of our network and transferred the balance to the long-distance carrier. The long-distance carrier was then responsible to transfer the appropriate amount to the other fixed-line carrier where such call was terminated. Since January 2000, Embratel and Intelig have begun billing customers directly, and each party collects its respective revenues and pays each respective interconnection fee under a separate agreement. However, in the second quarter of 2001, we reached an agreement with Intelig to provide billing services, and in the second quarter of 2002, a similar agreement was reached with Embratel.

          We have also started to be remunerated directly by Telesp for calls which originated in Region III and terminated in our network since July 2002.

          We also receive revenues from wireless service providers that interconnect with our network and on a monthly basis, we reconcile the amounts owed to us by each wireless service provider (fixed and mobile network usage rates and any fees owed on a contractual basis).

     Wireless Communications Services

          Oi bills its wireless customers on a monthly basis and itemizes charges in the same manner as Telemar bills its fixed-line customers. See “Fixed-Line Services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges.

          The collection policy adopted by Oi, in line with the rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving the notification requesting payment, services will be partly suspended until full payment of all amounts due. The policy also determines that all incoming and outgoing calls will be restricted when bills are more than 30 days overdue. Services will be cancelled when the bills are more than 75 days overdue, and in this event the subscriber’s name will be recorded by the credit protection organizations until such time as the subscriber negotiates the debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account the length of the subscription, bill amount, greatest delays, etc. Oi has also implemented an information tool to partially control bills, designed to warn subscribers of high outstanding amounts. Warnings range from text messages to educational calls to the customer.

Network and Facilities

     Fixed-Line Network

          Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31, 2002, the access network connected approximately 17.5 million fixed-telephone lines, 200,000 ISDN basic rate and 2,340 ISDN primary rate access lines, 57,000 leased lines and 81,000 installed ADSL lines. Our installed network decreased by 3% as compared to 2001, as a result of several measures taken during the year to optimize investments made and the disconnection of analog terminals in order to reduce infrastructure and network maintenance costs.

          Our PSTN is almost fully digitalized and connects homes and businesses in more than 8,100 cities, towns and villages to around 20,000 digital telephone switches and concentrators across our coverage area. Another 8,400 villages are attended by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including pre-paid and toll-free products.

          We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. Around 300 towns are reached through small satellite earth stations and other 500 small villages are reached through public telephones satellite stations. These satellite services may include access to the internet and corporate data applications.

          The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and for year ended
	December 31,

	2000		2001		2002

Installed access lines (millions)	12.8		18.1		17.5
Access lines in service (millions)	11.8		14.8		15.1
Average access lines in service for year ended (millions)	10.8		13.3		14.9
Lines in service per 100 inhabitants	13.2		15.9		18.9
Percentage of installed access lines connected to digital exchanges	89.6		97.1		98.5
Employees per 1,000 access lines installed	1.6		0.8		0.7
Public telephones in service (thousands)	428.7		723.9		716.0
Local call pulses for year ended (billions)	21.3		21.3		22.9
Domestic long-distance call minutes for year ended (billions)	5.8	*	7.1	*	8.2	*
International call minutes for year ended (millions)	—		—		4.8	*

* Includes only our own traffic, as Embratel and Intelig began recording and billing their own long-distance traffic on January 1, 2000. Nevertheless, the long distance traffic carried by Embratel and Intelig (from and to Region I) passes through our switches.

          In December 2002 we had approximately 68,000 ISDN accesses in use. In addition, we began providing ADSL services in April 2001 and by December 31, 2002 we had 45,000 ADSL subscriptions.

          When we were privatized following the breakup of Telebrás our long-distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission facilities of Telemar by investing in an inter-state network. The deployment and expansion of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 21,000 km of new fiber optic cables connecting the major capitals and large cities located in Region I. Fiber optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long-distance broadband services.

          The long-distance network consists of approximately 31,500 km of fiber optic cable (including some existing cable) and is equipped with SDH and DWDM transmission systems. It has an initial capacity of 17.5 Gbps and is comprised of “self-healing rings” with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, Internet and data transmission services and other telecommunications providers’ demand for transmission facilities.

          During 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima,

as well as to other areas with limited access due to geographical conditions. The satellite network comprises 300 satellite earth stations located in lesser-populated rural areas as well as hub stations in the cities Manaus, Boa Vista, Macapá, Belém, Fortaleza, Salvador and Rio de Janeiro. This new satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.

          Under the Telecommunications Regulations, if we meet the 2003 universal targets ahead of schedule we will be permitted to begin offering additional services, such as long distance voice and corporate data services nationwide after receiving certification and authorization from Anatel. See “Regulation of the Brazilian Telecommunications Industry – Public Regime – Service Restrictions.” By the end of March 2002, we met or exceeded each of the 2003 network expansion and modernization targets that we were required to meet under the Brazilian Telecommunications Regulations, and in June 2002 we were certified by Anatel in that respect. See “Regulation of the Brazilian Telecommunications Industry – Obligations of Telecommunications Companies” and “Regulation of the Brazilian Telecommunications Industry – Network Expansion—General Plan on Universal Service.”

          Until December 2001, the Company had ten network management structures. From January through April 2002 a national network operations center (“NOC”) was completed in Rio de Janeiro to centralize Telemar’s network remote monitoring activities. Network monitoring and configuration platforms, located at our NOC in Rio de Janeiro, perform failure monitoring, configuration management, performance analysis and tariff engineering for the entire network.

     Data Transmission Network

          Our data transmission network is an integration of various sub-networks that support a variety of data transmission services and includes:

•	our satellite network, which utilizes VSAT technology;

•	our IP and Data networks, which covers 300 locations, with 200 points of presence and some 185 active dial-in access gates;

•	our ATM network, which provides broadband services, and our Frame Relay network, which is available in more than 300 locations, with approximately 360 points of presence;

•	our TDM/SDH network, which provides dedicated lines with some 600 points of presence; and

•	our Pegasus network, a metroplitan and long-distance optical backbone stretching from Porto Alegre to Curitiba to São Paulo and to Brasília, utilizes SDH and DWDM transport platforms and the same IP, ATM and Frame Relay platforms used by Telemar in Region I.

     Wireless Network

          Oi’s wireless network covers some 400 cities, or 68% of the urban population in Region I, consisting of 19 switching and control stations, 71 controllers of radio base stations, 4 signaling transfer points and 2,522 radio base stations. The network is directly interconnected to the national and international long-distance fixed-line telephone network of all companies operating in Region I and all mobile operators of Band A, B and E in Region I, and band D in Regions II and III, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Telemar. Our switching stations have capacity to serve approximately 2 million subscribers, and our radio base stations have capacity for approximately 2.5 million subscribers. Nokia, Siemens and Alcatel are the major suppliers of our network equipment.

          The network quality indicators established by Anatel are subject to constant monitoring by the Company.

Quality of Service

          We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. Through the replacement of analog switches, the percentage of installed lines connected to digital switching centers increased from 89.5% at year end 2000 to 97.1% by year-end 2001 and 98.5% by year-end 2002. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

          In 2002, the Company also established our NOC located in Rio de Janeiro to improve network monitoring and quality of our services.

          We must also comply with the provisions of the General Plan on Quality and with the terms of our respective concession. See “Regulation of the Brazilian Telecom Industry—Obligations of Telecom Companies” and “Regulation of the Brazilian Telecom Industry—Quality of Services—General Plan on Quality.

Competition

     Overview

          The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services driven by increasing competition, implementation of new technology and regulatory oversight. Until July 1999, we were the only supplier of public local fixed-line and intrastate telecommunications services in Region I, and until January 2000 we were the only supplier of local fixed-line services. In January 1999, Intelig Telecomunicações Ltda., presented the winning bid to provide intrastate and interstate long-distance services in Region I to compete with Embratel and us. In February 1999, Vésper S.A. presented the winning bid to provide local and intra-regional long distance services in Region I in competition with us. In July 1999, Embratel began competing with us by providing intrastate long-distance services in Region I, and we began providing interstate long-distance services in competition with Embratel. In January 2000, Vésper began providing local fixed-line services in Region I, bringing them into competition with us, and Vésper and Intelig began providing interstate and intrastate long-distance services in Region I in competition with each other, Embratel and us. Telesp, which was granted authorization to provide intra-regional and inter-regional long-distance services in April 2002, also began providing such services during the first quarter of 2003. In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers.

     Local

          In connection with its winning bid in February 1999 for the operating license to provide local and intra-regional long-distance fixed-line services in Region I, Vésper paid R$60 million, the minimum price set by the Brazilian government. Vésper also agreed with Anatel to carry out a yearly network expansion plan. In order to allow effective competition in public local telecommunications services, Anatel allowed Vésper to use wireless local loop technology (“WLL”), an alternative technology system that connects subscribers to the public switched telephone network using radio signals instead of copper cables, speeding up installation and expansion procedures. Additionally, WLL is an alternative tool for reaching remote areas where cable access is limited or unfeasible. We use WLL technology in a very limited capacity, specifically in only some neighborhoods of Rio de Janeiro, among the various technologies deployed by us. In January 2000, Vésper began operations initially serving the main cities in the Region I, including all 16 state capitals and 13 other municipalities. We believe that as of December 31, 2002, Vésper had approximately 400,000 fixed lines.

          During 2002, both Embratel and Telesp were authorized by Anatel to start providing local fixed line services in Region I. Although we do not know if it is a priority for Embratel and Telesp to target residential customers, we do believe that competition will increase in local fixed line services to corporate clients. Brasil Telecom is currently waiting for Anatel’s certification with regard to the early attainment of its network expansion and universal service targets. Upon being granted such certification, we expect that Brasil Telecom will begin providing local services in Region I primarily to corporate clients.

          In order to stimulate increasing competition in local services, Anatel is requiring that we unbundle our local network allowing other companies to offer services using our platform. We have presented a price proposed to our competitors, such as Embratel and Telesp, to effect such a use. “See Regulation of the Brazilian Telecom Industry—Interconnection.”

     Fixed-to-Mobile

          Competition in fixed-to-mobile services is directly related to competition in local telephone services, since local calls represent the majority of the revenues derived from fixed-to-mobile services. With regard to long-distance fixed-to-mobile services, Anatel has issued new rules governing the migration of Band A and Band B wireless operators to a new status as SMP providers. Mobile operators that choose to migrate to the new SMP system will be required to allow their subscribers to choose among different long-distance operators, which will enhance competition in a segment in which we currently have a limited market share.

     Intra-regional Long Distance

          Embratel, Intelig and Telesp are authorized to provide intrastate long-distance services in Region I. Embratel began providing intrastate long-distance services in July 1999, Intelig in January 2000 and Telesp in March 2003. Brasil Telecom may also be authorized to provide such services in 2003.

          Embratel is controlled by MCI Worldcom, a global telecommunications company with revenue of more than US$30 billion and established operations in some 65 countries. Intelig, which was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel in January 1999, is controlled by National Grid, the owner and operator of the electricity transmission network in the United Kingdom, and by France Telecom, one of the world’s leading telecommunications carriers. Telesp is controlled by Telefonica S.A., a global telecommunications company with revenue of more than US$28 billion and established operations in some 50 countries.

          Also in July 1999, we were authorized to provide interstate long-distance services between the states within Region I in competition with Embratel, Intelig and Vésper. In conjunction with the opening of competition in the interstate long-distance market, Anatel implemented a numbering plan to promote competition between providers of fixed-line long-distance services by requiring the caller to choose a service provider for each long-distance call by prefacing the call with numbers that identify the carrier. Following the implementation of such numbering plan, we began to compete with Embratel in intrastate and interstate long-distance services and, since January 2000, we have been competing with Vésper in local, intrastate and interstate long-distance services and with Intelig in intrastate and interstate long-distance services.

          In 2002, we provided some 65% of the total intrastate and interstate long-distance fixed-line traffic within Region I. We measure our market share according to the information available from our own switches, given that the vast majority of the long-distance calls originated in a company’s line go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.

     Inter-regional and International Long Distance

          The regional fixed-line companies, such as Telemar, are generally not permitted to offer inter-regional or international long-distance services until December 31, 2003. However, because Anatel certified our early attainment of certain network expansion and universal service targets for year 2003, we started providing such services in July 2002. Inter-regional long-distance services originated in Region I and terminated in Regions II and III represent, according to our estimates, 2.5% and 5%, respectively, of the total long-distance traffic in Brazil. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in these traffic routes. In July 2002, we also began offering international long-distance services through Oi using our wireless telecommunications services license. In March 2003, using the same license, we began to provide inter-regional long distance services originating in Regions II and III. Our main competitors are the same as in other services; however, new players may arise because Anatel has also granted other wireless telecommunications services operators the right to acquire a license for domestic and international long-distance services. At least two groups have already stated an intention to do this, including: TIM (a subsidiary of Telecom Italy) and Telecom Américas (a subsidiary of Telmex).

     Fixed-line Services vs. Wireless Services

          Telemar is also subject to competition from wireless service providers, including Oi, our wireless telecommunications services subsidiary. See “Wireless Services.”

          The competition from wireless service providers is increasing but it is still limited by the fact that tariffs for wireless calls are currently much higher than tariffs for calls on our fixed-line network. We also face competition from wireless service providers in the low end of the market, through the offer of prepaid plans by such wireless providers.

     Network Usage Services

          Competition in the provision of local network usage services is limited. However, there can be no assurance that our current local competitor, Vésper, as well as potential new entrants in the local market, such as Embratel and Telesp, will not attempt to challenge our leading position in this market in the future.

          Moreover, prices for network usage services are expected to decline as a result of price regulation by Anatel, in particular as a result of the application of deemed productivity gains as measured by the “K-factor.” See “Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Another factor that will affect this market is that long distance interconnection prices may decrease more quickly than local rates, particularly if long-distance carriers build out their own intrastate long-distance backbones.

     Data Transmission Services

          Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public switched telephone services. We offer data services under the private regime through Telemar and Pegasus; hence, we are subject, in respect of data transmission services, to much less stringent regulations. The market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market primarily dedicated to large and medium-size business customers.

          Authorized specialized services companies, such as AT&T Latin America (controlled by AT&T), MetroRED (controlled by Fidelity Ventures and Boston Ventures and having among its shareholders Brasil Telecom, with a 19.9% stake) and Impsat (controlled by the Pescarmona Group and Morgan Stanley Private Equity Funds) are also competing with us in the provision of data services.

          Data transmission, which includes transport network and Internet services, represents 6% of our total revenues. However, data and Internet-related services have grown rapidly in Brazil as they have elsewhere, and accordingly we are preparing for expansion in this market sector. Along with growth in volume and increasing demand for broadband capacity, we anticipate significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided some IP platforms. Operational since January 2000, our multi-service network platform is capable of handling various IP-based applications offering reliable and safe high-speed connectivity.

     Wireless Services

          We compete primarily with four other groups that provide wireless telecommunications services in Region I. These groups consist of the following companies: (i) a joint venture between Teléfonica and Portugal Telecom (marketing under the brand name Vivo), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (ii) the Telecom Americas Group, controlled by the Mexican América Moviles, which is present in all of Region I except in some Northern states and in the state of Minas Gerais, (iii) TIM Brasil, a subsidiary of Telecom Italia Mobile, which has a presence in all of Region I, and (iv) Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Banco Opportunity, a private Brazilian investment bank, and by several Brazilian pension funds (Sistel, Telos, Petros and Previ).

          Almost all of our competitors have decided to migrate to the SMP system, with the exception of the companies controlled by the Opportunity Group. Currently, Vivo’s network is based on the CDMA technology platform, while TIM Brasil and Telecom Américas have already decided to migrate their respective TDMA networks to the GSM technology platform. Telemig Celular and Tele Norte Celular, which have not decided yet to migrate to the SMP system, are still based on the TDMA technology platform.

     Effects of Competition

          There can be no assurance that the continuing entry of new competitors and the new deregulation as of 2002 will not have a material adverse effect on our business, financial condition, results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long-distance service in Region I will adversely affect our related revenues. We anticipate, however, that growth in the Brazilian market will eventually help generate higher revenues, especially when we are able to offer long distance and data services on a nationwide basis. We expect that local traffic per line will continue to decline as we expand our network to lower-income customers.

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

Marketing

          In 2002 we incurred R$138.8 million primarily to market our fixed-line and wireless products under the brand names Telemar and Oi.

          With respect to the wireline services, Telemar’s marketing expenses totaled R$83.8 million. The main objective was the promotion of our fixed-line products - such as the long distance access code CSP 31 which started to be used for long distance calls nationwide and the educational campaign to increase the usage of fixed telephone calls, by emphasizing its low cost per call - and to advertise the early attainment of our 2003 universal service targets in 2002.

          We sell our fixed-line products and services through the following marketing channels:

•	our direct sales force, which focuses mainly on large corporate customers;

•	the Telemar network channel comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

•	our call and contact center, operated through Contax; and

•	the Internet.

          With respect to our wireless services, Oi incurred R$65.3 million primarily to promote the launching of our services and its brand name and to develop specific campaigns to promote customized products addressed to certain market segments, such as Oi-MTV.

          We market our wireless telecommunications services through a network of some 1,300 third party retail outlets, our call and contact center and through the Internet.

Research and Development

          We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

          In connection with the privatization of Telebrás, our operating companies in each state were required to contribute in aggregate a maximum of R$154.4 million during the three years ending July 2001 to the Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações (the “Center”), a research and development center formerly operated by Telebrás. As part of the agreement with the Center, we had access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing as well as consulting and training services. The Center also provided services to third parties on a fee-for-service basis. Our research and development expenses, including our contribution to the Center, were R$45.9 million in 1999, R$47.4 million in 2000 and R$34.4 million in 2001. See Note 5 to the Consolidated Financial Statements. In March 2002, we signed a new contract with the Center, to provide software development and IT services to us, in the amount of R$60.0 million.

Capital Expenditures

          Our 2002 annual capital expenditures reached approximately R$2,031.0 million. Of this amount, 31.4% was allocated to fixed-line network expansion and modernization, 46.5% to deployment of our wireless telecommunications services infrastructure, 16.1% for communications systems, and 6% to others. All of our capital expenditures were funded through internal cash flow generation and a credit facility arranged by ABN AMRO Bank and other financing, mostly linked with equipment purchased by Telemar.

          The following table sets forth our capital expenditures for the three-year period ended December 31, 2002.

	Year ended December 31,

	2000	2001	2002

	(millions of reais)(1)
Operational investments(2)	411.1	866.2	285.0
Telephone equipment:
Exchanges	931.8	1,918.3	130.1
Transmission	335.4	997.0	86.7
Infrastructure	101.2	68.5	10.6
External plant	761.2	3,245.5	241.1
Other	31.7	262.7	148.5
Data transmission equipment	231.6	498.8	124.0
Wireless network and systems		2,172.0	945.0
Call and contact center		31.0	60.0
Total capital expenditures.	2,804.0	10,060.0	2,031.0

(1) Columns may not add due to rounding.

(2) Operational investments include investments to replace plant equipment and other fixed assets generally, without altering the capacity of the asset replaced, and certain investments in operational and technical support such as telecommunications management network systems.

          Our current 2003 annual capital expenditure budget totals approximately R$1,800 million. We plan to finance our capital expenditures by a generation of operating cash flow and supplier credits in connection with the purchase of equipment. Our management intends to allocate 40% of the 2003 annual capital expenditure to the wireless services business 55% to the fixed-line business, and 5% to the call center business.

Dependence on Patents, Licenses or Contracts

          The telecommunications industry is highly regulated by the Brazilian Government through its agency, Anatel. Telemar and Oi operate under a concession from Anatel that authorizes them to provide specified services and sets forth certain obligations. See “Regulation of the Brazilian Telecommunications Industry” and “Our Operations—Wireless Telecommunications Services.”

Seasonality

          Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by seasonal variations. Our wireless telecommunications services are affected by a seasonal increase in mobile handset sales during the fourth quarter.

Property, Plant and Equipment

          Our principal properties consist of management, retail and customer service offices located in sixteen states of Region I and network infrastructure sites located throughout Region I. We currently own approximately 5,359 properties, of which 94% are operational sites. We also rent properties from 107 units and to 160 units third parties. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment and radio base stations. Switches include local switches, mobile switches, “transfer” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.

          As of December 31, 2002, plant and equipment related to switching stations represented approximately 31% of the net book value of our total fixed assets, transmission equipment represented 16%, construction in progress represented approximately 3%, buildings, underground equipment and lines represented approximately 40% and other fixed assets represented approximately 10%. As of December 31, 2002, the net book value of our property, plant and equipment was R$16,842.9 million (18,146.6 million in 2001). All property and equipment which are essential in providing the services described in the Concession Agreement, are considered reversible assets. Upon expiration of the Concession Agreement, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details see Note 14 to the Consolidated Financial Statements.

Insurance

          During the concession period, Telemar and Oi must maintain the following insurance policies in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage. We believe that we have adequate insurance to meet our obligations under our concession.

          Our assets are covered by property insurance. We hold insurance policies which guarantee coverage for material damage and loss of revenue arising from damage. Our management considers the insured amount to be sufficient to assure protection of its net worth and operational continuity. For more details see Note 29 to the Consolidated Financials.

Regulation of the Brazilian Telecommunications Industry

     General

          Our business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. Telemar operates under licenses that allow it to provide specified services and sets forth certain obligations (See “Concessions and Licenses”).

          Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agência Nacional de Telecomunicações, (the “Anatel Decree”). Anatel is administratively independent and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, and Anatel’s decisions may be challenged only in the Brazilian courts.

     Concessions and Licenses

          Telemar operates under two concessions (PSTN local and PSTN domestic long-distance) which grant it the right to offer local and domestic long distance services in Region I. In addition, Telemar is authorized to provide Transport Telecommunication Network Service (SRTT), and Multimedia Communication Service (SCM) through its subsidiary Pegasus Telecom.

          Besides that, Oi has authorizations granted by Anatel to provide wireless services (SMP) in Region I, international long distance services (PSTN international long-distance) nationwide and domestic long distance services (PSTN domestic long-distance) in Regions II and III.

          Concessions to provide telecommunications services are granted under the public regime, while such services are provided through authorizations under the private regime.

          In addition to Telemar, the companies that operate in the public regime in Brazil (“public regime companies”) include two other regional fixed-line service providers, Embratel and certain other local operators. The four primary public-regime companies (consisting of Telemar, the two other regional fixed-line service providers and Embratel) are the primary providers of fixed-line telecommunications services in Brazil, including local services and intra-regional, interregional and international long-distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region I, operate in the private regime (“private regime companies”).

          According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Public-regime companies are also subject to Anatel’s supervision in regard to the tariffs that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

          Public-regime companies, such as Telemar, also often offer certain services in the private regime, of which the most significant are data transmission services. Wireless services are offered by Oi, under the private regime, according to a license acquired by the Company on February 13, 2001.

     Termination of the Concession

          There are five possible ways that a public-regime company’s concession may terminate:

•	Non-renewal upon the expiration of the concession;

•	An extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian government may operate the company, in which case the Brazilian government must be legislatively authorized to terminate the concession and indemnification must be paid to the company;

•	Termination by the company (by agreement with Anatel or through legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the company;

•	Annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal.

•	The occurrence of:

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization,

•	the transfer of the concession without Anatel’s authorization,

•	the dissolution or bankruptcy of the company or

•	an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for the company. In the event a concession is terminated, Anatel may occupy the company’s properties and use its employees in order to maintain the rendering of the services.

     Fixed-Line Services—Public Regime

          Each public-regime company operates under a concession that expires in 2005. Each public-regime company may extend its current concession for an additional 20-year period. However, there will be new conditions set forth in a new Plano Geral de Outorgas (“General Plan on Quality”) and a new Plano Geral de Metas de Universalização (“General Plan on Universal Service”) and new terms set forth in the extension to our Concession Agreement, in each case to be determined by Anatel or the Ministry of Communications, as the case may be. The Brazilian government publicly proposed drafts of the terms and conditions for extending the current concessions in December 2002 and is expected to finalize them in 2003. The concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public-regime companies will be required to pay biannual renewal fees equal to 2% of annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     Fixed-Line Services—Private Regime

          The Brazilian Telecommunications Regulations provide for the introduction of competition in telephone services in Brazil by requiring the Brazilian Federal Government to authorize four private-regime companies—one to provide local services and intra-regional long-distance service in each of the three fixed-line regions and one to provide intra-regional, interregional and international long-distance service throughout Brazil. Anatel has already granted to a private-regime operator, Vésper S.A., the licenses to operate in Region I. Anatel has also granted to two other private regime companies the licenses to operate in each of the other fixed-line regions and to another private-regime company the licenses to provide intra-regional, interregional and international long-distance service in competition with Embratel. Concessions and authorizations have been granted in each fixed-line region for regional fixed-line companies to provide local services, fixed-line companies to provide intra-regional long-distance service and other companies to provide interregional long-distance and international long-distance service. Since 2002, there is no more limitation with regard to the number of authorizations which can be given by the Brazilian Federal Government.

     Obligations of Telecommunications Companies

          Like other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The public-regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the General Plan of Concessions and Licenses, and special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality. In December 2002, Anatel distributed for public comment drafts of a new General Plan on Universal Service and a new General Plan on Quality. The new General Plan on Quality is expected to be finalized by June 2003. On June 5, 2003 Anatel proposed a final version of the new General Plan on Universal Service which has yet to be adopted. See “Recent Developments – New General Plan on Universal Service.”

     Public Regime—Service Restrictions

          Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	Mergers between regional fixed-line services providers and wireless services providers are prohibited (a prohibition that also applies to private-regime companies); and

•	Companies offering telephone services are prohibited from offering cable television (unless they offer cable television pursuant to a public auction to provide such services in the relevant region in which no other bidder participates).

     Network Expansion—General Plan on Universal Service

          The following table sets forth our main network expansion and modernization obligations as provided in the List of Obligations at the times indicated and our performance with respect to each category of obligation at December 31, 2002.

	Company status
	at December 31,
	2002	2003	2004	2005

Minimum number of installed lines (millions)	17.5	—	—	—
Fixed-line service available to all communities larger than:	600.0	600	—	300
Maximum waiting time for installation of a line (weeks)(1)	2.0	2	1	—
Minimum number of public telephones in service (thousands)	716.0	—	—	—
Minimum number of public telephones per 1,000 inhabitants	9.1	7.5	—	8
Minimum public telephones as a percentage of fixed-lines	4.5	2.5	—	3

n.	a.: Not available
n.	(1) Applies only to areas where fixed-line service is fully available.

     Quality of Services—General Plan on Quality

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

          Companies that fail to achieve the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See “Fines and Penalties.”

          The following table sets forth information regarding our obligations at year-end 2001 through 2005 and our performance with respect to each category of obligation at year-end 2002.

	Company status	By December 31,
	at December 31,
	2002	2000	2001	2002	2003	2004	2005

Dial tone within 3 seconds (% of cases)	99.8	—	99.0	—	99.5	—	99.5
Call completion rate during peak periods (% of calls attempted) (1)	66.5	—	65.0	—	70.0	—	70.0
Maximum number of uncompleted calls due to network congestion (% of calls attempted) (1)	3.2	—	5.0	—	4.0	—	4.0
Maximum monthly repair requests (% of lines in service)	3.6	—	2.5	—	2.0	—	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	8.8	—	12.0	—	10.0	—	8.0
Residential repair response speed (% within 24 hours)	97.6	—	96.0	—	97.0	—	98.0
Nonresidential repair response speed (% within 8 hours)	97.0	—	96.0	—	97.0	—	98.0
Public telephone repair response speed (% within 8 hours)	98.4	—	96.0	—	97.0	—	98.0
Operator availability during peak periods (% response within 10 seconds)	97.0	—	93.0	—	94.0	—	95.0
Billing complaints (per thousand bills issued)	2.5	—	3.0	—	2.0	—	2.0
Minimum digitalization level of network (%)	98.5	—	85.0	—	95.0	—	99.0
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	99.5	—	96.0	—	97.0	—	98.0

(1)	For local and domestic long-distance calls.

          Anatel measures the performance of Telemar in each state individually. As a result, our performance in any particular state may not meet one or more quality performance targets even if our performance overall satisfies the targets set forth in the table. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more states. See “Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “Regulation of the Brazilian Telecommunications Industry—Quality of Service—General Plan on Quality.”

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

     Unbundling of Local Network

          Anatel currently requires public regime regional fixed-line services providers to unbundle network elements and services. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements, which may be purchased separately by a party requesting infrastructure sharing.

          In June 2002, the Company signed a Letter of Agreement with Anatel, for the unbundling of our local network and elaborated a standard agreement, which is available for review by interested parties.

     Rate Regulation

          The concessions of the regional fixed-line companies and Embratel, including our concessions, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the price cap include all of the services in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Other services covered by the price cap include long-distance services and network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, monthly subscription fees and measured usage charges and for long-distance services, which are determined based on five rates that vary with the time of day and the distance called.

          The initial price cap established by Anatel in the concessions was based on previously existing tariffs. The initial price cap is adjusted on an annual basis under a formula contained in the concessions. The formula allows two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+y), where y represents the rate of inflation as measured by the IGP DI. The K-factor is applied by Anatel to the tariffs of the regional fixed-line companies in order to provide an incentive to the regional fixed-line companies to increase their efficiency for the benefit of consumers of telecommunications services. In the period 2000 to December 31, 2005, our tariffs and the other regional fixed-line companies will be adjusted downward, in real terms, as follows:

	K-Factor Annual Productivity Adjustments

	2000	2001	2002	2003	2004	2005

Fixed-line companies—local (services)	0%	1%	1%	1%	1%	1%
Fixed-line companies—local (interconnection)	0%	5%	10%	15%	20%	20%
Fixed-line companies—intra-regional long-distance and long-distance interconnection	2%	4%	4%	4%	5%	5%

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

          Companies holding personal mobile services (SMP) licenses are allowed to freely price their wireless services provided they are linked to existing service plans authorized by Anatel. Price-caps are adjusted annually, based on the IGP-DI. The interconnection rates are also subject to price-caps fixed by Anatel and adjusted on an annual basis, up to June 2004, when the values will start to be freely negotiated between the parties.

          For information on our current tariffs and service plans, see “Rates.”

     Regulation of SMP Wireless Services

          In September 2000, Anatel promulgated regulations regarding SMP wireless telecommunications services. The new rules allow companies to provide wireless telecommunications services under SMP authorizations. The SMP authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The SMP regulations divide the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. SMP services may be provided within the 1800 MHz band, which contains Bands C, D and E. Accordingly, in addition to the conversion of the Band A and Band B service providers to SMP authorizations, up to three SMP authorizations may be granted in each SMP region. Anatel held auctions for SMP authorizations during 2001 and 2002.

          The SMP license sets forth certain obligations and targets that must be met by a SMP subsidiary. Under these obligations, SMP subsidiary is required:

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

          In June 2002 we received authorization from Anatel to begin providing wireless telecommunication services. Our license to provide wireless telecommunications services is valid for fifteen years and may be renewed for another fifteen years. If the authorization is renewed, Oi will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.

Recent Developments

     Presidential Decree

          On June 10, 2003 the Brazilian government promulgated a presidential decree (the “Decree”) setting forth a number of changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree still needs to be implemented by Anatel. The Decree sets forth general declarations of policy regarding, among other things, universal access to telecommunications services, stimulation of employment and development of Brazilian industry in the telecommunications sector, promotion of competition and adoption of tariff readjustment policies and take into account Brazilian socioeconomic considerations and the financial equilibrium of the existing concession agreements. It also defines that the implementation of such changes should be reflected in the terms of each concession agreement to be achieved as of January 1, 2006. We are in the process of analyzing the directives of the Decree in order to further understand its requirements and the impact they will have on our business, results of operations and our financial condition. Accordingly, we cannot currently determine what effect the Decree will have on our business, results of operations and financial conditions in the future.

     New General Plan on Universal Service

          A new General Plan on Universal Service has been proposed which will require fixed-line telecommunications services providers to achieve certain targets as of January 1, 2006. The purpose of the plan is to afford access to PSTN for use by all Brazilians regardless of location or socio-economic status. The costs related to meeting the targets contemplated by the plan are to be paid for solely by the incumbent telecommunications services providers pursuant to terms stipulated in each provider’s respective concession agreement. Anatel may revise the universal service targets, pursuant to the concession agreements, as well as propose additional targets and an acceleration of the plan. The plan applies to local, domestic and long-distance service providers in varying degrees.

          Telecommunications services providers will be required to implant the PSTN to individual access targets with individual accesses of residential, non-residential and “trunk” classes in areas with more than 300 inhabitants. Priority must be given to requests for individual access made by regular educational establishments, health institutions, public security establishments, public libraries and museums, judiciary agencies, federal public prosecutor’s agencies, and consumer protection agencies. Special care and equipment must also be provided for the hearing and speech impaired.

          Telecommunications services providers will be required to activate public telephones (“TUP”), which make it possible for any person to use the PSTN collective access, regardless of subscription or registration with the carrier, in enough numbers to ensure that the density of TUPs per general license plan sector is equal to or over 6.0 TUPs per group of 1,000 inhabitants. This requirement is less stringent than the targets established under the current General Plan on Universal Service, of 7.5 per 1,000 persons for year-end 2003 and 8.0 per 1,000 persons set for year-end 2005 and we believe this will have a favorable impact on our costs and capital expenditures. Activation of TUPs must take place so that there are at least three TUPs per group of 1,000 inhabitants evenly distributed over the service area. Of the total number of TUPs installed in a service area, 50% must be in areas that can be accessed twenty-four hours a day and 2% must be adapted for every kind of physical impairment. Local services providers are responsible for achieving targets for areas that are at a distance equal to or less than thirty kilometers from any other service area; domestic and international long-distance providers must be in compliance for those serving areas at a distance equal to or more than thirty kilometers from any other serving area.

          Telecommunications services providers of local service will be required to activate telecommunications services stations (“PST”), which are facilities for collective use maintained by the service provider, in each general license plan sector in varying numbers determined by population measured annually from 2007 to 2011. The PSTN incumbent services providers must also activate one PST per general license plan sector in rural areas in cooperative service stations (“UAC”), which service a community with services such as storage, packaging, refrigeration and credit facilities, depending on the size of the communities in 2007 and 2008, and in all communities in 2009.

          The Board of Directors of Anatel also approved the installation of a public hearing with respect to the creation of a special individual access (“AICE”). The goal of AICE is to meet the needs of lower income classes of households not yet serviced by the PSTN, and shall have its offer, utilization, rates, payment conditions, call treatment, network usage remuneration and taxation differentiated from those of regular residential telephone. Requests for installation must be met after the subscriber’s registration and subscription payment within twelve months. The proposal also establishes that the AICE will be accessed via prepaid cards, which could be used in any type of telecommunications services.

          Telephone message box service (SCPT), or voice mail, must be also universally provided at cost within two weeks after a request, and regulations regarding such service will be established by Anatel.

Item 5.      Operating and Financial Review and Prospects

Overview

          Our results of operations are significantly affected by the following factors, such as the:

•	Brazilian political and economic environment and effects of inflation and foreign exchange rate devaluation;

•	early attainment of the universal targets set for completion by 2003 by Anatel and investments in new business sections; and

•	general trends of the telecommunications services industry.

     Brazilian Political and Economic Environment and the Effects of Inflation and Devaluation

          We have been affected by the economic, political and social conditions in Brazil. Most notably our operations have been impacted by the devaluation of the real and the increases in interest rates by the Brazilian government in its efforts to control inflation.

          During 2000, the real devaluated by 9.3% against the US dollar while the Brazilian Central Bank’s average interest rate (SELIC) was 15.8%. In 2001, the real devaluated another 18.7% and the interest rate was increased to 19%. In 2002, various factors had a negative impact on the Brazilian economy including the uncertainties relating to the political and economic future of Brazil and the political and economic uncertainties of other South American counties including Argentina and Venezuela. These factors were influential in the increased unpredictability of the markets in

Brazil, the decreases in the ability to obtain credit and decreased investor confidence in the Brazilian marketplace.

          Our business is affected by the effects of these conditions. As of December 31, 2002, 72.6% of our indebtedness was in foreign currency. Even though we have derivate instruments for hedging purposes in order to limit the negative impacts (mainly agreements to swap the foreign exchange rate variation to CDI interest rate variation) we were negatively affected by the increase in the Brazilian interest rate. Further increases in interest rates and continued devaluation of the real would likewise negatively affect the need for telecommunications services. Continued devaluation would negatively impact the purchasing power of our clients, which could negatively impact our results.

          The following table shows the GDP growth, the inflation rate, the US dollar exchange rate devaluation and the interest rate for the three-year period ended December 31, 2002.

	Year ended December 31,

	2000	2001	2002

GDP growth (1)	4.4	1.4	1.5
IGP-DI Inflation rate % (2)	9.8	10.4	26.4
IPCA Inflation rate % (3)	6.0	7.7	12.5
U.S. dollar exchange rate devaluation % (4)	9.3	18.7	52.3
SELIC % (4)	15.8	19.0	25.0

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(2)	Source: Fundação Getúlio Vargas

(3)	Source: Consumer Price Index - IBGE

(4)	Source: Central Bank of Brazil

     Early attainment of universal targets set for 2003 and investments in new business segments

          With the early attainment of the universal service targets established in the Concession Agreement with Anatel for 2003, we started providing wireless telecommunications services, long-distance inter-regional and international services, as well as nationwide operations in the corporate data market.

          In order to attain these targets, we greatly increased our capital expenditures, maintenance and installation costs, as well as financial expenses due to the loans and financing obtained to accomplish these targets.

          Our 2001 and 2002 results were significantly impacted by increases in capital expenditures and indebtedness caused by our expansion into wireless telecommunications services. In addition, we have been providing wireless telecommunications services since July 2002 and have expanded the operations of our contact-center segment since the last quarter of 2001, which have resulted in corresponding increases in personnel costs.

     General trends of the telecommunications services industry

          Since the privatization, huge capital expenditures have been made to expand our local last-mile fixed-line network, mainly in order to attain Anatel’s universal service targets. However, the new fixed-lines in service are in low-income areas, reducing our return on invested capital. The following table demonstrates the estimated penetration of fixed-line services per economic class, compiled by the Associação Brasileira das Prestadoras de Serviço Telefônico Fixo Comutado (ABRAFIX) (Brazilian Association of PSTN Companies).

	1998	2001

A (Higher)	94%	98%
B	79%	95%
C	35%	74%
D/E (Lower)	10%	44%

          (According to ANEP – Associacão Nacional de Empresas de Pesquisa, there are 7 income classes, as follows, with their respective average monthly income: A1 – R$7,793; A2 – R$4,648; B1 – R$2,804; B2 – R$1,669; C – R$927; D – R$424; and E – R$207)

          In 1998, Brazil had 20.0 million fixed-line telephones and by the close of 2002 there were 38.8 million. Meanwhile, wireless subscribers increased from 7.4 million in 1998 to 34.9 million in 2002, according to Anatel. We are observing a decrease in the growth of the fixed-line telecommunications services, while the wireless telecommunications services segment of our industry is demonstrating a constant increase. The growth of the wireless telecommunications services industry is an important issue in the United States and Europe. From trends in those regions we are aware of the necessity to invest in our wireless telecommunications services segment in order to be able to offer fixed-line and wireless telecommunications services, as well as data transmission, as an integrated business.

          We do not expect future material increases in the number of installed fixed-lines and revenues from basic fixed-line telecommunications services; however, we do expect an increase in revenues from wireless telecommunications services. From owning both wireless and fixed-line telecommunications services networks we will be able to minimize the interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls.

Presentation of Information

          The following discussion of our consolidated financial condition and results of operations for the three-year period ended December 31, 2002 should be read in conjunction with the Consolidated Financial Statements, which are included at the end of this annual report.

          The Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law, which differs in certain significant respects from US GAAP. See Note 30 to the Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law and US GAAP, Note 31 for a net income (loss) reconciliation of the differences between the Brazilian Corporate Law and US GAAP for the years ended December 31, 2000, 2001 and 2002, Note 32 for a shareholders’ equity reconciliation as of December 31, 2001 and 2002 and Notes 33 through 35 for presentations of statements of operations, changes in shareholders’ equity and additional disclosures prepared in accordance with US GAAP.

Critical Accounting Policies and Estimates

          Our significant accounting policies are described in Note 1e to the Consolidated Financial Statements included elsewhere in this annual report. In preparing the Consolidated Financial Statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in the Consolidated Financial Statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of our critical accounting policies relating to:

•	Revenue recognition and accounts receivable;

•	Provision for doubtful accounts;

•	Depreciation of property, plant and equipment;

•	Contingencies; and

•	Derivatives.

     Revenue recognition and accounts receivable

          Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectibility and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for products delivered and the collectibility of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, accounts receivable could be adversely affected. In addition, we follow both on guidelines issued by Anatel and in measuring revenue.

          Revenues from the usage of our network are recorded based on a formal document of declared traffic and service rendered, the Documento de declaração de tráfego e prestação de serviço (“DETRAF”), issued by a third party. Although the DETRAF provides a methodology for determining network usage, there is extensive negotiation and debate among operators regarding values, volumes and who has the rights to certain revenues. In many instances, the Company decides to register and maintain accounts receivable based upon information obtained in the course of discussions with other parties, from the opinions of legal counsel, and from matters discussed with Anatel.

     Provision for doubtful accounts

          The provision for doubtful accounts is stated in an amount that we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the provision is consistent with our billing and collection process.

          This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions we take to limit service provided to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due, and increasing progressively thereafter, as follows:

		% loss
Outstanding bills	Service Restriction/collection process	provided for

Between 30 and 60 days	Restrict outgoing calls	0
Between 61 and 90 days	Restrict incoming and outgoing calls	40
Between 91 and 120 days	Disconnect after 15 days advance notice	60
Between 121 and 150 days	Judicial collection	80
Approx. 151 days	Judicial collection	100

          We include government entities, corporate clients and other telecommunications service providers in the calculation base of the provision. We have also entered into agreements with certain clients to collect past-due accounts, including agreements allowing clients to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the provision established.

     Depreciation

          We depreciate property, plant and equipment using the straight-line method at rates we judge to be compatible with the useful lives of the underlying assets, principally 5 to 10 years for network and equipment, 10 years for furniture and fixtures and 5 years for hardware and software. Depreciation rates are adjusted, and may vary between fixed-line, wireless and data segments, to take account of changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

          Maintenance and repair costs are capitalized when, in the judgment of management, such maintenance or increase installed capacity or useful life. We have not capitalized any material costs during the three-year period ended December 31, 2002, since most of our maintenance costs do not represent an actual increase of useful life, and obsolescence is a major factor in determining useful lives.

     Contingencies

          The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period. Such contingencies include the legal proceedings discussed in Note 21 of the Consolidated Financial Statements.

          Except as otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as we do currently, based on our assessment of the risk of loss at each date of preparation of the financial statements. As discussed in Note 1e to our Consolidated Financial Statements, we record as a liability our estimate of the costs of resolution of such claims when we consider loss of our claim to be probable. It may be possible that our assumptions and therefore estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses.

          Labor claims. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees. These relate principally to unsafe working conditions, premium, equalization of salary scales, salary differences, dismissals and other matters. Our management estimates the potential losses on outstanding labor claims based on the advice of external legal counsel regarding the likelihood of unsuccessful outcome. We record provisions for losses that are deemed probable in connection with any given case.

          Tax claims. The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. We are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we do not believe are constitutional. The tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 21 to our Consolidated Financial Statements. We record provisions for probable losses in connection with these claims in consultation with external legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

          Civil claims. We are currently involved in many claims brought by Embratel regarding issues related to former resellers of pre-paid calling cards and subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel regarding the probable outcome and estimated value involved.

          Unrecognized exposures. We have not recorded a provision for every labor, tax or civil exposure, but only for those in connection with which an unfavorable outcome, based on external legal advice, is probable. We have estimated the total value of the unrecorded exposures of claims considered as possible losses to be R$890.0 million as of December 31, 2002 (R$887.0 million at December 31, 2001). We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel. In accordance with the Brazilian Corporate Law and US GAAP, we do not record provisions in connection with “possible” (as opposed to “probable”) losses on contingencies.

          At the moment, we do not have material contingent assets, where an inflow of economic benefit is probable. Nevertheless, we periodically verify our past and present tax procedures, in light of recent tax decisions in Brazilian courts.

     Derivatives

          We employ financial risk management strategies using a variety of derivatives, including foreign currency and interest rate swaps, forwards and options. Our financial risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. We do not enter into derivatives transactions for any other purposes.

          Results from swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract. Gains on “options” and “forward” contracts are recorded as a reduction in interest expense only when they are realized at the time the contracts expire, while unrealized losses are recorded currently against income. Under the options contracts, which relate to the purchase and sale of US currency, we pay for and receive premium upon signing the option contract. The premiums are recorded in the results for the year on the accrual basis from the date of signing through the contract maturity.

          For purposes of the reconciliation of the Brazilian Corporate Law to US GAAP, as of January 1, 2001, we are applying SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” Since our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, we eliminate the gains and losses not yet financially realized. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses due to foreign exchange rate variations. As an example, our financial results for the year-ended December 31, 2002, were impacted by a 52.2% US dollar exchange rate variation, mainly due to long-term indebtedness in foreign currency, while the gains of these instruments are mostly not recognized, generating a difference in the US GAAP income statement of R$1,401.3 million.

          For purposes of the reconciliation of the Brazilian Corporate Law to US GAAP, derivatives are recorded at fair value, and unrealized gains and losses are reflected in the statement of operations as interest income and expense. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

          Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, because some of these contracts will become due for significant periods of time potentially affecting interest income and expenses.

Effects of Changes in Rates and Structure of Revenues and Expenses

          Certain changes in telecommunications rates and the structure of our revenues affected our results in 2000, 2001 and 2002.

          •     Elimination of Embratel revenue sharing. Until April 1998, we received a fixed percentage of revenue from interregional and international long-distance calls carried by Embratel that originated in Region I. This revenue-sharing arrangement ended effective April 1, 1998. Since then, we have received interconnection fees from Embratel on a per-minute basis for interregional and international calls which are carried by Embratel and are initiated or completed on our fixed-line network. In 1998, we began receiving from Embratel a supplemental per-minute charge called the PAT, in order to reduce the impact of the discontinuation of the revenue-sharing arrangement. The PAT began at an average rate of R$0.018 per minute and was phased out by June 30, 2001. See “Item 4. Information on the Company—Services—Interregional and International Long-Distance Service” and “Network Usage Services.” These changes had a substantial adverse impact on revenues in 2000.

          •     Network usage fees. We have been receiving network usage fees from wireless operators and, since April 1998, from Embratel and other fixed-line service providers. The growth of wireless telecommunications and an increase in long-distance usage volumes have resulted in substantial growth of the network usage revenues in 2000, 2001 and 2002.

          •     Rate increases. On June 22, 2000, we were authorized by Anatel to increase the average rate for the basic service plan by 14.1%. Monthly subscription charges increased by 21.5%, while measured service charges increased by 6.7%. In order to reduce the impact of this increase on residential clients, we increased the number of pulses included in the monthly subscription charge from 90 to 100. Long-distance rates were also increased by 11.9%. On June 21, 2001, Anatel authorized us to increase our monthly subscription charges by an average of 17%. In February 2002, Anatel authorized us an average increase of 10.7% in the maximum interconnection rates charged by wireless operators in Region I.

          •     Anatel also authorized an average increase of 10.7%, valid as of February 2002, in the maximum interconnection rates charged by the wireless operators in Region I. These maximum authorized rates, which we pay to wireless operators to complete calls from our fixed-line and wireless units to wireless units in their network, range from R$0.2190 per minute to R$0.3161 per minute, net of indirect taxes.

Political, Economic, Regulatory and Competitive Factors

          The following discussion should be read in conjunction with the “Information on the Company” section included in Item 4 in this Annual Report. As set forth in greater detail below, our financial condition and operations are significantly affected by Brazilian telecommunications regulations, including rate adjustments. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results also have been, and will continue to be, affected by the economic and political environment in Brazil. See “Item 3. Key Information––Risk Factors––Risks Relating to Brazil.” In particular, our financial performance will be affected by

•	economic growth in Region I and its impact on demand for telecommunication services;

•	the cost and availability of loans and financing;

•	foreign currency exchange rates; and

•	the granting by Anatel of certain authorizations, certifications and licenses.

          Until February 1999, we were the only authorized provider of local fixed-line and intrastate telecommunications services in Region I. In February 1999, two licenses were auctioned to permit competitors to provide local fixed-line and intra-regional long-distance telecommunications services in Region I in competition with us. In July 1999, we were authorized and began to provide interstate long-distance services between the states in Region I. By March 2002, we attained our universalization targets of December 31, 2003, and were authorized to provide inter-regional and international long distance services in our region. Since July 2002, we are providing these services, and are particularly interested in providing inter-regional long-distance services between Region I and Region II and Region III. There is no assurance that the entry of new competitors in the local market, in the long distance market or the other markets in which we compete will not have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, their business strategies and capabilities, prevailing market conditions, the regulations applicable to us and to the new entrants, including those pertaining to providers of wireless telecommunication services, and the effectiveness of our efforts to prepare for increased competition. For further information see “Item 4. Information on the Company—Competition.”

Foreign Exchange and Interest Rate Exposure

          The principal foreign exchange risk we face arises from the incurring part of our indebtedness and capital expenditures in foreign currency while our revenues are earned almost entirely in reais. As a result of this mismatch, increased revenues may not compensate for increases in our financing expenses or capital expenditures arising from currency fluctuations. At December 31, 2002, R$7,410.9 million (R$5,381.5 million at December 31, 2001), representing, 72.6% (57.6% at December 31, 2001) of our indebtedness (including debentures) was denominated in foreign currency (US dollars, Japanese Yen and a mix of currencies determined by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). As of December 31, 2002 the indebtedness in foreign currency, taking into account the results of swap agreements, showed a gain (thus reducing the foreign currency indebtedness) of R$1,445.4 million and a loss (thus increasing the foreign currency indebtedness) of R$575.4 million as of December 31, 2001. Under US GAAP these results are recognized at fair value calculated at year-end, altering significantly the net income (loss) of these years. These loans and financing totaled US$2,507.3 million and US$2,072.9 million at December 31, 2002 and 2001, respectively.

          Consequently, we are exposed to foreign currency exchange rate risks that may adversely affect the results of operations and financial position, as well as our ability to meet our debt obligations. Devaluation of the real resulted in exchange losses on foreign-currency indebtedness of R$2,551.8 million in 2002 (R$127.9 million in 2001). Net of hedging results, the losses totaled R$876.4 million in 2002 and R$394.5 million in 2001. Under US GAAP the results of derivative transactions are accounted for required by Financial Accounting Standard (“FAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” resulting in a loss of R$1,401.3 million in 2002 and a gain of R$204.8 million in 2001.

          We have used derivatives contracts (swaps, options and forwards) to limit the risk of increases in our liabilities (expressed in reais) on our on foreign currency debt as a result of currency fluctuations. The majority of the derivatives contracts consist of currency swaps under which an obligation denominated in foreign currency is exchanged for a real-dominated obligation bearing interest at the CDI rate. The gain (loss) of swap transactions recorded under Brazilian Corporate Law reducing or increasing the foreign currency indebtedness will be effective if we maintain these agreements until their maturity, in disregard of the fair-value at the year-ended.

          On December 31, 2002, we had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) or Interbank Deposit Certificate rates (CDI), in the case of real-denominated debts, and based on LIBOR, in the case of US dollar-denominated debts. As of December 31, 2002, we had derivatives agreements in order to swap obligations under contracts bearing interest of LIBOR + 3% to 5.5% per annum, which totaled 85% of the total debt, to fixed rates, reducing our exposure to changes in LIBOR to 64.7% of the total debt.

Downstream Merger

          In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by Telemar Participações S.A. in connection with the acquisition of shares representing control of TNL was transferred to us in exchange for shares in the Company. As of December 31, 1999, we had recorded the premium as a permanent asset, to be amortized in 5 years, and as a share premium reserve under shareholders’ equity. The objective of the down-stream merger was to assure realization of the tax benefit arising from the amortization of the Goodwill paid some book value by Telemar Participações by transferring to the Company the tax benefit arising from the amortization of the goodwill.

          In March 2001, CVM issued a new rule that amended the accounting principles for this downstream merger premium. The new rule required us to write down the premium to the amount of the future tax benefit expected to be generated by the amortization of such premium, retroactively to January 1, 2000. As a result, at January 1, 2000, we reduced the amount of the premium by R$1,599.6 million and reclassified the resulting amount of R$824.1 million on our consolidated balance sheet as current and non-current tax credits. At the same time, we reduced the share premium reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million. In addition, we reversed R$325.4 million of amortization that had been recorded during 2000 in connection with the portion of the premium that was reduced retroactively as of January 1, 2000.

          We record the amortization of the goodwill in a manner that reduces our taxable income, generating a tax benefit. The amortization of the provision is not taxed, as it has already been reduced to the amount of the tax credit. See Notes 5 and 7 to the Consolidated Financial Statements. Under the CVM rule, the tax benefit generated by the amortization of goodwill may revert to the benefit of Telemar Participações. Based on this rule, in April 2000 we increased TNL’s share capital by R$13.4 million, and in May 2001 by R$167.6 million. We also increased our capital in April 2002 by R$167.6 million, which represents the tax benefit derived from the amortization of goodwill in 2001. In April 2003, we increased our capital by R$167.6 million. See “Item 3. Key Information—Effects of Downstream Merger” and Note 1(d) to the Consolidated Financial Statements.

          The amount recorded as deferred and recoverable taxes and as share goodwill reserve may be adjusted by us as it corresponds to a future expectation of tax benefits that will be realized only if we have taxable income. We expect to continue generating taxable income in 2003 and 2004 and therefore expect that the amortization of the goodwill will reduce our income tax obligations, and thus increase our cash flow.

Network Expansion Obligations

          We began offering inter-regional and international long-distance services and Oi began offering wireless telecommunication services upon Anatel’s certification that we had met our network expansion and universal service targets for December 31, 2003 for each state ahead of schedule and its authorization for us to provide such services, all of which took place in June and July 2002.

          In order to achieve the targets, we carried out a comprehensive investment program, which resulted in the installation at 5.3 million lines in 2001. This number is similar to the number of lines that were installed from 1997 to 2000. This growth in line installations produced a substantial increase in our revenues, operating costs, selling expenses and capital expenditures in 2001. Because we had met our 2003 network expansion targets by the end of March, 2002, our capital expenditures for 2002 were significantly lower than in 2001, and we expect our capital expenditures in 2003 to continue at levels similar to those experienced in 2002.

Statements of Operations for 2000, 2001 and 2002

          The following table sets forth certain components of our statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2002.

	Year ended December 31,			% Change

	2000	2001	2002	2000 v. 2001	2001 v. 2002

	(millions of reais) (1)
Net operating revenue	8,127.0	10,103.1	11,874.0	24.3	17.5
Cost of services, handsets and accessories	(5,294.4)	(6,806.6)	(8,152.4)	28.6	19.8
Gross profit	2,832.5	3,296.4	3,721.5	16.4	12.9
Operating (expenses) income, net	(1,593.4)	(2,666.2)	(2,313.0)	67.3	(13.2)
Operating income (loss) before interest	1,239.2	630.2	1,408.5	(50.0)	123.5
Interest income	274.2	494.4	384.5	80.3	(22.2)
Interest expense	(323.1)	(918.8)	(2,345.6)	184.4	155.3
Operating income (loss)	1,190.2	205.9	(552.6)	(82.7)	(368.3)
Net non-operating income (expense)	15.9	(2.1)	28.4	(113.2)	1,452.4
Employees’ profit share	(64.8)	(28.4)	(130.9)	(56.2)	360.9
Income (loss) before taxes and minority interests	1,141.3	175.4	(655.1)	(84.6)	(473.5)
Income tax and social contribution	(174.6)	21.7	371.3	(112.4)	1611.1
Minority interests	(257.2)	(56.7)	(131.9)	(78.0)	132.6
Net income (loss)	709.4	140.4	(415.6)	(80.2)	(396.0)

(1)	Columns may not add due to rounding.

Comparison of Revenues in 2000, 2001 and 2002

     The following table sets forth certain components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended December 31,

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais) (1)			% Change
Gross operating revenues:
Telephone services:
Local services:
Installation charges	157.6	359.5	141.3	128.1	(60.7)
Monthly subscription fees	2,517.1	3,606.8	4,581.1	43.3	27.0
Fixed-to-mobile calls VC1	2,116.8	2,680.5	2,753.8	26.6	2.7
Pulses – measured services	1,889.7	2,026.5	2,247.2	7.2	10.9
Collect call revenues	85.2	112.1	124.9	31.6	11.4
Other local services	49.6	7.2	3.4	(85.5)	(52.8)

Total local services	6,816.0	8,792.6	9,851.7	29.0	12.0
Long distance services:
Intrastate	695.0	835.1	1,110.6	20.2	33.0
Interstate	222.3	274.0	399.9	23.3	45.9
Interregional			58.8
International			14.9
Fixed-to-mobile calls VC2 and VC3	346,9	459.3	482.1	32.4	5.0

Total long distance services	1,264.20	1,568.4	2,066.3	24.1	31.7
Other fixed-line services:
Public telephones	458.3	570.4	668.9	24.5	17.3
Advanced voice	115.4	177.6	259.5	53.9	46.1
Value-added services	229.0	257.8	302.5	12,6	17.3

Total services	8,882.9	11,366.8	13,148.9	28.0	15.7
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	1,071.5	1,251.2	1,248.9	16.8	(0.2)
Mobile to fixed-line network use	206.7	244.2	248.4	18.1	1.7

Total use of the network	1,278.2	1,495.4	1,497.3	17.0	0.1
Remuneration for use of the mobile network:
Use of mobile-mobile network			20.2
Use of fixed-line to mobile network			7.2

			27.4
Mobile telephone services:
Monthly subscription fees			20.8
Originating calls			33.2
Sales of handsets and accessories			388.0
National roaming			0.4
International roaming			8.1
Additional services			5.1

			455.6
Data network services (fixed-line):
Dedicated digital line services – SLD	251.1	275.4	275.6	9.7	0.1
Industrial dedicated line services – EILD	339.9	344.3	373.3	1.3	8.4
IP services	46.8	54.8	92.0	17.1	67.9

	Year ended December 31,

	2000	2001	2002	2000-2001	2001-2002

Data transmission services	32.2	64.8	87.3	101.2	34.7
Other data services	8.9	48.0	77.5	439.3	61.5

Total Transport network services	678.9	787.3	905.8	16.0	15.0
Other services	10.6	10.0	56.3	(5.7)	463.0

Total gross operating revenue	10,850.6	13,659.5	16,091.4	25.9	17.8
Value added and other indirect taxes	(2,629.7)	(3,466.3)	(4,071.1)	31.8	17.4
Discounts	(93.9)	(90.1)	(146.3)	(4.0)	62.4

Net operating revenue	8,127.0	10,103.1	11,874.0	24.3	17.5

(1)	Columns may not add due to rounding.

               Financial highlights by business segment

The table on the following page sets forth certain financial highlights by business segment for the years ended December 31, 2002 and 2001. We have segmented our business analysis and results with the start-up of Oi, with separate presentations of actual results, budgets, targets, and business plan. We are not presenting segmented information regarding year ended December 31, 2000, since it was mainly the fixed-line business segment.

	Year ended December 31,

	Fixed-line		Wireless		Contact-Center

	2002	2001	2002	2001	2002	2001

Gross operating revenues:
Local	9,851.6	8,792.7	54.1
Long-distance	2,066.3	1,568.3
Use of the network	1,504.0	1,495.4	73.5
Sale of handset and accessories			388.0
Data transmission	967.8	824.8
Contact center					228.2	158.8
Other revenues	1,235.6	1,006.0	13.7

	15,625.3	13,687.2	529.3		228.2	158.8
Value added and other indirect taxes	(3,988.7)	(3,463.7)	(80.9)		(16.5)	(13.0)
Discounts	(124.1)	(90.2)	(22.2)
Net operating revenues	11,495.9	10,133.4	442.3		211.7	145.8
Cost of sales:
Inteconnection	(2,401.0)	(2,334.6)	(21.0)
Depreciation	(3,254.4)	(2,726.2)	(84.8)		(7.8)	(0.8)
Cost of handsets and accessories			(414.4)
Other costs	(1,663.0)	(1,568.1)	(129.5)		(173.4)	(114.4)
Selling expenses:
Third-party services and advertising	(585.7)	(568.5)	(162.2)		(2.1)	(1.3)
Provision for doubtful accounts	(614.0)	(925.6)	(1.8)		(0.1)
Other costs	(230.8)	(231.4)	(17.2)		(1.7)	(1.1)
Administrative expenses	(883.4)	(806.3)	(50.8)		(17.3)	(11.8)
Financial income	129.8	258.0	16.8		0.3	0.1
Financial expense	(1,527.0)	(679.3)	(418.4)		(7.2)	(3.3)
Other operating results, net	261.6	(216.1)	19.4		(0.9)	(1.6)
Net income (loss)	698.1	295.1	(738.4)		0.9	6.2
Accounts receivable, net	2,526.0	2,140.5	291.2		25.8	37.5
Property, plant and equipment, net	14,636.7	16,831.0	1,913.1	1.012.6	79.0	29.8
Loans and financing	4,562.8	6,254.1	2,632.3	1,388.5		10.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,

	Other segments		Intercompany
	And holding		eliminations		Consolidated

	2002	2001	2002	2001	2002	2001

Gross operating revenues:
Local					9,905.7	8,792.7
Long-distance					2,066.3	1,568.3
Use of the network			(52.8)		1,524.7	1,495.4
Sale of handset and accessories					388.0
Data transmission	147.2	93.4	(209.2)	(130.9)	905.8	787.3
Contact center			(182.1)	(152.2)	46.1	6.6
Other revenues	11.9	11.3	(6.4)	(1.4)	1,254.8	1,015.9

	159.1	104.7	(450.5)	(284.5)	16,091.4	13,666.2
Value added and other indirect taxes	(10.9)	(26.8)	25.9	37.2	(4,071.1)	(3,466.3)
Discounts					(146.3)	(90.2)
Net operating revenues	148.2	77.9	(424.1)	(254.0)	11,874.0	10,103.1
Cost of sales:
Inteconnection			52.8		(2,369.2)	(2,334.6)
Depreciation	(15.8)	(10.3)			(3,362.8)	(2,737.3)
Cost of handsets and accessories					(414.4)
Other costs	(178.7)	(154.7)	138.6	102.5	(2,006.0)	(1,734.7)
Selling expenses:
Third-party services and advertising	(1.3)	(2.4)	319.8	162.6	(431.5)	(409.6)
Provision for doubtful accounts	(0.1)				(616.0)	(925.6)
Other costs	(10.6)	(3.4)	0.4		(259.9)	(235.9)
Administrative expenses	(70.2)	(60.6)	7.1	9.0	(1,014.6)	(869.7)
Financial income	1,023.1	1,292.9	(785.5)	(1,056.6)	384.5	494.4
Financial expense	(1,178.6)	(1,312.1)	785.6	1,075.9	(2,345.6)	(918.8)
Other operating results, net	(167.1)	(15.0)	(104.1)	7.2	8.9	(225.5)
Net income (loss)	(459.9)	46.0	83.7	(207.7)	(415.6)	140.4
Accounts receivable, net	205.4	44.8	(323.5)	(77.0)	2,724.9	2,145.8
Property, plant and equipment, net	214.1	273.2			16,842.9	18,146.6
Loans and financing	4,231.9	3,004.4	(1,973.7)	(3,037.5)	9,453.3	7,619.9

Fixed-line services (Telemar)

     Local services

          Our revenues from local services increased 29% from R$6,816.0 million in 2000 to R$8,792.7 million in 2001. The growth of our revenue from local services in this period resulted primarily from a 27.5% increase in the average number of lines in service, from 10.2 million in 2000 to 13.0 million in 2001, as well as from an increase in monthly subscription charges of 17% at the end of the first half of 2001. The increase in the average number of lines installed did not represent a similar increase in the average volume of pulses since we are increasingly rendering services to lower income customers who usually stay within the allowance of 100 pulses included in the monthly subscription charges.

          In 2002, our revenues from local services increased 12%, totaling R$ 9,851.6 million. The growth in revenue from local services in this period resulted primarily from a 8.4% increase in the average number of lines in service, from 13.0 million in 2001 to 14.1 million in 2002, and also to a 14% increase in monthly subscription fees and 15% in non residential subscription fees during the second half of 2002. The 9% reduction in the number of canceled lines, from 3.2 million in 2001 to 2.9 million in 2002, also contributed to the increase in revenues. During 2002, we focused on customer relationships to reduce cancellations on account of nonpayment, by developing consumer educational products.

          Installation fees. Our revenues from installation fees increased 128.1% from R$157.6 million in 2000 to R$359.5 million in 2001. This increase was principally due to a 126.1% increase in the number of lines installed, from 2.1 million in 2000 to 5.3 million in 2001.

          In 2002, revenues from installation charges decreased by 60.7% to R$141.3 million. This decrease resulted principally from a 40% decrease of the reduction in the number of new lines installed during the year and the partial-year effect of a 40% reduction in June 2002 in the per-line installation fee. The number of new lines installed declined 40.4% from 5.2 million in 2001 to 3.1 million in 2002, due to the Company’s de-emphasis on installing new lines following the accomplishment of the Anatel targets for 2003 in late 2001 and 2002.

          Monthly subscription charges. Our revenues from monthly subscription charges increased by 43.3% from R$2,517.1 million in 2000 to R$3,606.8 million in 2001. The increase was due principally to a 27.5% increase in the average number of lines in service in 2001 as well as to the partial-year effect of a 17% increase in subscription rates that went into effect in late June 2001.

          In 2002, our revenues from monthly subscription charges increased 27% to R$4,581.1 million, due principally to the full-year effect of the June 2001 rate increase and the partial-year effect of a further 14.1% increase in monthly rates that went into effect in June 2002, as well as an 8.4% increase in the average number of lines in service.

          VC1 services. Revenues in this category consist of charges for the calls from fixed-line to mobile telephones, which are billed per minute at different rates depending on the location of the caller and the distance of the call. Calls within the same registration area (generally the same city) are billed at the lowest rate (VC1) and accounted for as local services. Calls to a different city within the same state, which are billed at a higher rate (VC2), and interstate calls, billed at an even higher rate (VC3), are accounted for as long-distance services. Approximately 92% of our fixed-line to mobile traffic consists of VC1 calls. See “Item 4. Information on the Company – Rates- Fixed-to-mobile Rates.”

          Revenues from fixed-line to mobile VC1 calls increased 26.6% from R$2,116.8 million in 2000 to R$2,680.5 million in 2001, due to an increase in traffic of 12.6%, from 5,658.9 million to 6,373.7 million minutes, and a 9.8% increase in average rates in February 2001.

          In 2002, revenues from VC1 calls increased only 2.7% to R$2,753.8 million, due principally to an average rate increase of 9.9% in February 2002, which was partially offset by a 7.4% decrease in the volume of traffic, to 5,904.8 million minutes, attributable to campaigns to educate our clients about the higher cost of placing calls to mobile telephones.

          Pulses – measured services. Pulse-based revenues increased 7.2%, from R$1,889.7 million in 2000 to R$2,026.5 million in 2001, due primarily to a 27.5% increase in the average number of lines in service and the full-year effect of a 6.7% increase in rates that became effective in June 2000. Pulse-based revenues increased at a lower rate than the average number of lines in service because most of the new lines installed were for lower-income customers who usually stay within the allowance of 100 pulses included in the monthly subscription charges. As a result, the total volume of pulses increased 2.2%, from 21,246 million in 2000 to 21,719 million pulses in 2001.

          In 2002 pulse-based revenues increased by 10.9% to R$2,247.2 million, due principally to the partial-year effect of an average rate increase of 9.7% as of June 2002, and another 5.5% increase in the average volume of pulses, which totaled 22,998 million in 2002.

          Collect-call revenues. Local collect-call revenues grew 31.6% in 2001 to R$112.1 million from R$85.2 million in 2000. This increase was primarily due to a 27.5% growth in the average number of lines in service and to a 33.3% increase in the number of wireless users in Region I, which was concentrated among users of pre-paid plans (who are frequent users of collect-call services due to the lower per-minute rates for fixed-to-mobile calls than for pre-paid mobile-to-fixed calls) and to the effect of an increase in January 2001 of a 9% increase in collect-call rates.

          In 2002 collect call revenues grew 11.4% to R$124.9 million, due mainly to the expansion of the pre-paid mobile client base in Region I and the partial-year effect of a 12% rate adjustment effective as of June 2002.

          Other local services. Revenues from other local services consist primarily of charges for special services such as changes of address and installation of extension telephones for existing customers, as well as the rental of telephone lines and equipment. Revenues from other local services decreased 85.5% from R$49.6 million in 2000 to R$7.2 million in 2001. This decrease was mainly due to a change in the manner of charging for virtual PBX services, from rental of equipment to monthly subscription charges, resulting in a decrease of R$38.0 million in revenue from other local services.

          Revenues from other local services decreased 52.8% to R$3.4 million in 2002. Such decrease was mainly due to a reduction in revenues from equipment rentals.

     Long distance services

          Revenues from long-distance services increased 24.1% in 2001, from R$1,264.1 million in 2000 to R$1,568.4 million in 2001, due primarily to an average 2.2% increase in long-distance traffic, as well as to an average rate increase of 7.6% in long distance services in June 2001 and to a 32.4% increase in revenues from VC2 and VC3 calls, which represented an average of 28.5 % of long distance services.

          In 2002 revenues from long distance services increased 31.7% to R$2,066.3 million, due principally to an 18.8% increase in traffic, the partial-year effect of an average rate increase of 8.8% in June 2002 and the effect on our revenues of the start-up of interregional and international long-distance services, beginning in July 2002. VC2 and VC3 revenues increased only 5% in 2002 due to our campaigns to reduce this traffic.

          Intrastate long distance. Revenues from intrastate long distance calls increased 20.2% in 2001, from R$695.0 million in 2000 to R$835.1 million in 2001, due to an average rate increase of 7.6% in June 2001 and a 16.1% increase in traffic.

          Revenues from intrastate long distance increased 33% in 2002 to R$1,110.6 million, due to a 17.7% increase in traffic resulting primarily from an estimated increase of 10% in market share, and the partial-year effect of an average 8.5% rate increase in June 2002.

          Interstate long distance. Revenues from interstate long distance services increased 23.3%, from R$222.3 million in 2000 to R$274.0 million in 2001, due mainly to a 10.7% increase in traffic, the full-year effect of an average 4% rate increase in June 2000 and the partial-year effect of an average 7.6% rate increase in June 2001.

          In 2002, revenues from interstate long distance increased by 45.9%, from R$274.0 million in 2001 to R$399.9 million, due mainly to a 23.6% increase in total traffic, the full-year effect of the June 2001 rate increase and the partial-year effect of an 8.5% rate increase in June 2002.

          VC2 and VC3 services. Revenues from VC2 and VC3 calls from fixed-line to mobile units services increased 32.4% from R$346.9 million in 2000 to R$459.3 million in 2001, due principally to an 19.3% increase in traffic and an average rate increase of 9.8% in February 2001.

          In 2002, revenues from VC2 and VC3 calls increased 5%, to R$482.1 million, due mainly to an average rate increase of 9.9% in February 2002, which was partially offset by a 1.9% decrease in traffic.

          Inter-regional. We commenced providing inter-regional long distance services on July 20, 2002.

          International. Through the use of CSP 31 and the license acquired by Oi, we began offering international long-distance services from Region I on July 6, 2002.

     Other fixed-line services

          Public telephones. Revenues from the use of public telephones increased 24.5% from R$458.3 million in 2000 to R$570.4 million in 2001. This increase was primarily due to the full-year effect of an increase, effective in June 2000, of 6.5% in per-unit public telephone rates as well as the partial-year effect of a 12% increase in per-unit public telephone rates that became effective in June 2001, and a 9% increase in sales of public telephone cards. In 2001, we increased the number of public telephones by approximately 68.7%, as part of our commitment to reach 2003 targets ahead of schedule.

          In 2002, revenues from the use of public telephones increased 17.3% to R$668.9 million, due mainly to the full-year effect of a 6.5% rate increase in June 2001 and the partial-year effect of the 8% increase in June 2002. In addition, sales of public telephone cards increased by 6.5%, reflecting improved distribution of telephone cards and greater usage of our access code, CSP 31, for long distance calls. Actions taken by Telemar to fight fraud, in particular in long-distance calls, also contributed to this performance.

          Advanced voice services. Advanced voice services consist of “0800,” “0300” and “0500” services providing businesses a number with agreed fees, which may be charged to the caller or to the client. Revenues from these services increased 53.9%, from R$115.4 million in 2000 to R$ 177.6 million in 2001, due to marketing campaigns and promotions to increase usage and the increase in the average number of lines in service.

          In 2002 these revenues totaled R$259.5 million, representing a 46.1% increase compared to 2001, mainly due to new contracts signed during the year with the main Brazilian TV “Rede Globo” for interactive shows.

          Value-added Services: Value-added services consist primarily of services such as directory assistance, caller ID, call waiting, voice mail and call forwarding. Revenues from value-added services increased 12.6%, from R$229.0 million in 2000 to R$257.8 million in 2001, due primarily to higher demand for such services through marketing campaigns and special promotions, and the increase in the average number of lines in service.

          In 2002 these revenues increased 17.3% to R$302.5 million, due principally to an increase in the number of calls to our “102 information (directory assistance) center,” influenced by marketing campaigns included in our invoices.

     Remuneration for the use of the network

          Remuneration for the use of the network is charged depending on the volume of usage of our local and long distance network and therefore, increases with increases in market share and customer base as well as of both fixed-line and wireless competitors.

     Fixed-line network use

          Revenues relating to fixed-line network use includes revenues received from other telecommunication operators for the use of our fixed-line network in completing local and long-distance calls, as well as, up to June 2001, the “PAT,” a supplemental per-minute charge that we received from Embratel in order to reduce the impact of the termination of the revenue-sharing arrangement between us. See “Item 4. Information on the Company—Our Operation—Network Usage Services.”

          Fixed-line to fixed-line network use. Revenues from fixed-line to fixed-line network use increased 16.8% from R$1,071.5 million in 2000 to R$1,251.2 million in 2001, due to a 16.1% growth in traffic, the full year impact of the 14.1% increase in network usage rates in late June 2000, and the partial–year effect of 8% average rate increase in June 2001. Such increases were partially offset by the phasing out of the PAT, which decreased revenue from R$84.5 million in 2000 to R$18.6 million in 2001.

          In 2002 fixed-line-to-fixed-line network use revenues decreased 0.2% to R$1,248.9 million, due to the final phase-out of the PAT, as well as to a decrease in traffic in our network as our long-distance competitors made investments in their own networks. With these investments, our competitors have increased their points of presence in Region I, thereby reducing the demand for the use of our network. In 2002 there was also a delay in the rate increase conceded by Anatel, and only in December 2002 were we allowed an increase of 1.7% in the local network usage and 5% in the long-distance usage rate.

          Mobile-to-fixed-line network use. Revenues in this category consist primarily of amounts paid by wireless telephone service providers for the use of our network for completing calls initiated on their networks. Such revenues increased 18.1%, from R$206.7 million in 2000 to R$244.2 million in 2001, due primarily to growth in traffic, which resulted from an increase of 27.6%, from 10.5 million to 13.4 million in the number of wireless telephone subscribers in Region I and the partial-year effect of a 8% increase in rates in June 2001.

          In 2002 revenues from mobile-to-fixed-line network use increased 1.7% to R$255.0 million, due to the full-year effect of the 8% rate increase in June 2001 which were almost completely offset by a decrease in traffic. The decline in such revenues was also influenced by Oi’s achieving an approximate 9% share of the market for wireless services in Region I in 2002, as a result of which part of our revenues from other wireless carriers were replaced by revenues from Oi, which are eliminated upon consolidation.

     Mobile network usage

          This item, which includes revenues received from both fixed-line and wireless telecommunication operators for the use of our wireless network in completing calls since the start-up of Oi’s in July 2002, represented approximately 13.9% of our total wireless revenues, totaling R$27.4 million, in the first six-month period of Oi’s operations. Based on the best estimates available in December 2002, Oi’s market share within Region I was approximately 8.9%, while the penetration rate in this market is estimated at 17%. During the six-month period of operations in 2002, we registered an average 84 minutes per user.

          Mobile-to-mobile network usage: Since Oi’s start-up in July 2002, these revenues totaled R$19.8 million, mainly from the other mobile operators in the main capitals in Region I.

          Mobile to fixed-line network usage: These revenues totaled R$53.7 million during Oi’s six months of operations during 2002, apart from R$45.9 million from Telemar that was eliminated in the Consolidated Financial Statements.

     Mobile telephone services (Oi)

          Wireless services grew strongly throughout the first six months of operations, with gross revenues of R$455.8 million, including R$388.0 million in sales of handsets and accessories. Revenues from six months of wireless telephone services operations accounted for 2.8% of gross consolidated revenues.

          Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

          Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds’ duration (for calls lasting 30 seconds of less) and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription charges in addition to usage charges.

          Oi’s average number of users grew from 278 thousand in the third quarter to 869 thousand in the fourth quarter of 2002, and totaled approximately 1.40 million at December 31, 2002. Of this total, approximately 80% were users of prepaid plans and 20% of postpaid plans, with an average revenue per user (ARPU) of R$33.00. ARPU for prepaid users was R$23.90, and for postpaid, R$66.90 in the six-month period of operations in 2002.

          Monthly subscription charges. Postpaid users pay a monthly subscription charge and are billed on a monthly basis, varying according to the service plan subscribed to. Subscription revenues totaled R$20.8 million in the six-month period of operations, and the average subscription charge was R$24.

          Originating calls. Postpaid users are billed monthly based in their usage, while prepaid service customers buy cards whose price varies according to the number of minutes of usage allowed. Such cards are valid for a stated period following activation. The revenues of these cards are only recognized when used. These revenues totaled R$33.2 million in the six-month period of operations.

          Sales of handsets and accessories. These revenues totaled R$388.0 million, of which R$259.9 million represented revenues from sales of prepaid handsets and R$101.0 million represented revenues from sales of postpaid handsets. The remaining revenue of R$27.1 million was related to sales of “sim cards” (chips containing information relating to the user’s account, enabling the user to change the handset used in connection with the account). We subsidize both postpaid and prepaid handsets, and defer the subsidy of the postpaid handsets for twelve months because the postpaid handsets do not have any value apart from the future service contracts, whereby the subsidies are considered part of the customer acquisition cost. Accordingly, we defer and amortize these subsidies of the postpaid customers during the minimum twelve-month contractual period. We do not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans. The average price we charged in 2002 for a prepaid handset was R$231.00, and for a postpaid handset, R$363.00.

          National and international roaming. We receive revenues from roaming agreements with other local and international wireless operators. When a subscriber of another wireless operator’s services originates a call within Region I, the other wireless operator pays us for the call at the applicable rate. Roaming revenues totaled R$8.6 million, in 2002, of which international roaming accounted for R$8.1 million.

          Additional services. In 2002 revenues from additional services totaled R$5.1 million, mainly from GPRS (data), WAP (protocol for wireless data networks) and SMS (short message). Combined revenues from these three services amounted to R$4.2 million. GPRS service allows for wireless access to the Internet through mobile telephones, laptops or palm pilots and permits customers to use voice and data services simultaneously. The WAP portal is a service and contents channel that permits customers to send and receive e-mails, form contact groups, access bank accounts and buy tickets. Short message services permit users to send messages, as well as to receive news, sports information, horoscopes, jokes and other messages, with revenues based on the volume of usage. Outgoing messages, used by 77% of our subscribers, account for the bulk of revenues in this category

     Data Transmission Services.

          Dedicated digital line services – SLD. Revenues from dedicated digital line services consist of payments for the rental of dedicated digital lines for data transmission, which are utilized primarily by corporate clients. Such revenues increased 9.7% from R$251.1 million in 2000 to R$275.4 million in 2001. This increase was due to a migration from lower to higher speed (higher cost) lines, which was partially offset by a reduction of the number of leased lines.

          In 2002 such revenues totaled R$275.6 million, as a result of revenue increases from upgrades of speed and bandwidth, which was partially offset by a price reduction in this segment and increasing offer by long distance operators.

          Industrial dedicated digital line services – EILD. Revenues in this category consist of payments for leases of dedicated data-transmission lines by providers of telecommunication services, primarily wireless telephone companies, which use such services to link their radio base stations to their switching centers. Such revenues increased 1.3%, from R$339.9 million in 2000 to R$344.3 million in 2001. The increase resulted from the replacement of low-speed data transmission lines to higher-bandwidth, higher-cost data transmission lines, which was almost totally offset by a decrease in the number of lines leased from us by wireless carriers, as they set up their own networks. The impact of increasing competition in metropolitan area networks also resulted in a reduction in prices, especially for higher-bandwidth lines.

          In 2002, EILD revenues increased 8.4% to R$373.3 million, due to greater demand for higher bandwidth. During 2002 we developed a product for data transmission with speed greater than 2Mbps, denominated “Superlink,” which stimulated demand on the part of wireless operators. The increase of revenues was partially offset by price reductions resulting from greater competition in Region I.

          Internet protocol (“IP”) services. IP services consist of dedicated and dial-up access to the Internet for Internet service providers, as well as virtual private network (“VPN”) services that enable companies to set up networks such as intranets and extranets. Revenues from IP services increased 17.1%, from R$46.8 million in 2000 to R$54.8 million in 2001, due to increases in the amount of services provided, such as dial-up and dedicated VPN IP services.

          In 2002, revenues from IP services increased by 67.9% to R$92.0 million due to continuous sales efforts to increase our share of this market segment, including promotion of our product “TC IP Connect,” through which we offer higher speed and lower prices for long-term contracts.

          Data transmission services. Revenues from data transmission services increased 101.2% in 2001 from R$32.2 million in 2000 to R$64.8 million in 2001, due to increasing sales of new switched-packet and frame-relay services to small and medium–sized businesses.

          In 2002, revenues from data transmission services increased 34.7% to R$87.3 million, due to continuous sales efforts of frame-relay services, market acceptance of which has increased significantly.

          Other data services. Revenues from other data services consist principally of the rental of dedicated data-transmission lines and circuits, including ADSL lines for high-speed access to the Internet.

          In 2001, revenues from other data services increased 444.3% from R$8.8 million in 2000 to R$47.9 million in 2001, due to the reclassification of revenues from digital trunk and ISDN lines (R$29.6 million in 2000) to this line item, which were previously recorded as monthly subscription charges.

          Such revenues increased 61.8% to R$77.5 million in 2002, due primarily to an increase of 435% in the revenues of ADSL (Velox), from R$6.6 million to R$32.9 million in 2002, as a result of our focus on increasing the penetration by Velox of the Internet market. Velox is a broadband product launched April 2001, allowing for high-speed Internet access. The number of Velox subscriptions increased 393.5% from 9,119 in December 2001 to 45,000 in December 2002. The performance of Velox reflects the implementation of actions such as the expansion of our network into new locations and specific marketing and sales promotion efforts.

     Other services, including contact center

          Revenues recorded in this line item in 2001 and 2002 relate principally to contact center services. Through 2000, revenues recorded in this line item related primarily to publication of telephone directories and to billing and collection services provided to other telecommunications operators. In 2000, these other operators (mainly Embratel) began implementing their own billing systems, as a result of which our revenues from such services declined.

          We established our Contax contact center in late 2000 in order to offer integrated telecommunications services, to attract business from corporate clients, as another source of traffic revenue from the high volume required to improve the quality of our services and to reduce our costs. Another purpose of establishing Contax was to take advantage of significant growth opportunities in the Brazilian market for outsourced call centers. The recent increased use of remote contact channels between companies and their clients, driven by the globalization of telephone services, significantly enhances the prospects for growth in this market.

          In April 2002 Contax launched its São Paulo call center, which is one of Latin America’s most advanced, accounting for 57% of the Brazilian contact center market. In June 2002, in an attempt to acquire clients in the government sectors, Contax established a branch in Brasilia. Its first client in that city is Correios (Brazil’s federal postal services agency).

          Contax began rendering services in December 2000, recording revenues of R$1 million in the first month of operations, all from Telemar (which are eliminated upon consolidation).

          Contax’ revenues increased 43.7% from R$158.8 million in 2001 to R$228.2 million in 2002, mainly due to a 34.3% increase in the number of client service positions, from approximately 6,000 in December 2001 to 8,055 in December 2002. Of these revenues, a significant proportion (95.8%, or R$152.2 million in 2001, and 71.2%, or R$162.4 million in 2002, represented services rendered to Telemar and 8.1%, or R$18.4 million, to Oi).

          As a result of the expansion in client service positions, in 2002 Contax consolidated its leadership in its original operating areas, in addition to ranking second in terms of outsourced contact centers, with a 20% market share.

     Cost of Services

     Cost of services increased 28.6%, from R$5,294.4 million in 2000 to R$6,806.6 million in 2001, and by 19.8% in 2002 to R$8,152.4 million. The following table sets forth certain components of our cost of services, as well as the percentage change compared to the prior year.

	Year ended December 31,			% Change

	2000	2001	2002	2000 v.2001	2001 v.2002

	(millions of reais)
Cost of services:
Depreciation and amortization	2,427.1	2,737.3	3,362.8	12.8	22.9
Interconnection	1,634.7	2,334.6	2,369.2	42.8	1.5
Third-party services	479.4	705.8	932.3	47.2	32.1
Personnel	397.2	525.4	440.4	32.3	(16.2)
Materials	195.4	263.2	206.7	34.7	(21.5)
Cost of handsets and accessories			414.4
Rental and insurance	147.0	220.4	390.6	49.9	77.2
Other	13.6	19.9	36.2	46.3	81.9

Total cost of services	5,294.4	6,806.6	8,152.4	28.6	19.8

     Depreciation and amortization

          Depreciation and amortization cost increased 12.8%, from R$2,427.1 million in 2000 to R$2,737.3 million in 2001 due to the increase in the amount of our depreciable assets resulting from capital expenditures made throughout 2001, particularly in the second half of the year, in connection with our expansion to meet Anatel’s targets. In 2001 our average book value of property, plant and equipment increased by R$7,027.9 million, reflecting our efforts to achieve Anatel’s targets and to launch our mobile services.

          Depreciation increased 22.9% to R$3,362.8 million in 2002 (of which Oi accounted for R$84.8 million), due in part to a 4.6% increase in the average cost of property, plant and equipment between 2001 and 2002. The depreciation costs of switching and transmission equipment will decline in 2003 and thereafter because the useful life of this equipment was changed to five years in the beginning of 1999, after the privatization.

     Interconnection

          Interconnection costs until 2001 consisted primarily of payments to wireless service providers for the completion of calls originating on our fixed-line network and terminating on wireless networks, and as of mid-2001 we had increased costs due to the increased fixed-line and long-distance services competition.

          Interconnection service expenses increased 42.8% from R$1,634.7 million in 2000 to R$2,334.6 million in 2001, due primarily to a 12.6% increase in the volume of calls from fixed-line to wireless units, which resulted from a 27.5% increase in Telemar’s lines in service, a 27.6% increase in the number mobile subscribers in Region I and an average rate increase in mobile interconnection rates of approximately 20% in the fourth quarter of 2000. Some of the cost increase was also due to agreements signed between Vésper and Internet service providers in Region I, increasing fixed-line competition.

          Interconnection costs increased only 1.5% to R$2,369.2 million, despite further growth of both the fixed and wireless networks and an average 12% rate increase in February 2002. These increases were offset by our clients’ reductions in their volume of fixed-line to wireless calls, mainly due to our campaigns to educate our clients about the higher cost of placing calls to mobile telephones, which resulted in an increased number of our fixed-line clients requesting us to restrict fixed-to-wireless calls. We were also able to sign contracts with Internet service providers in Region I, increasing our traffic against that of our competitors. Increased interconnection costs were also offset by the migration of calls from fixed-line to mobile calls to mobile-to-mobile calls, thus reducing our VC revenues and interconnection costs.

     Third-party services

          Third-party services consist primarily of third-party “technical plant” services, principally:

•	installation services;

•	maintenance and repair of terminal equipment and infrastructure;

•	producing, publishing and distributing telephone directories; and

•	the measurement of traffic between the networks of telecommunication services providers.

          Costs of third-party services increased 47.2%, from R$479.4 million in 2000 to R$705.8 million in 2001, due principally to an increase of R$193.3 million in network maintenance and installation expenses as a result of the 41.4% growth in our number of installed lines, as a consequence of our expansion to meet Anatel’s targets.

          Costs of third-party services increased by 32.1% to R$932.3 million in 2002, driven primarily by the growth of network maintenance expenditures resulting from the growth of the network and Oi’s start-up, the latter totaling R$61.0 million and an increase of R$9.9 million in such costs incurred by Contax, related to the increase in client service positions.

     Personnel

          Personnel expenses recorded under cost of services reflect expenses for personnel involved in network maintenance, installation and repair. Personnel expenses increased by 32.3% from R$397.2 million in 2000 to R$525.4 million in 2001. The increase was attributable to the increase of our average number of employees and outsourced personnel, due to our expansion to meet Anatel’s targets, from an average of 39,461 in 2000 to 45,542 in 2001, an increase of 15.4%. In 2001, we began headcount reductions following the achievement of Anatel’s targets, and as a result incurred total layoff costs of R$94.6 million, and increase of 111% some 2000.

          Personnel expenses decreased by 16.2% to R$440.4 million in 2002, as a result of headcount reductions, mainly involving employees engaged in installation of the network. The R$114.3 million reduction in personnel costs was partially offset by a R$41.2 million increase in personnel costs at Contax, reflecting the expansion of its services and an increase from 11,938 employees in December 2001 to 18,082 in December 2002. Oi accounted for R$5.5 million in personnel costs in 2002.

     Materials

          Materials expense increased 34.7%, from R$195.4 million in 2000 to R$263.2 million in 2001. The increase in materials costs in 2001 was related to:

          Maintenance materials for the network, the cost of which increased by 82.5%, from R$77.6 million to R$141.1 million, during the year, due to the growth in line installations in 2001 (5.3 million lines, compared to 2.1 million lines in 2000); and

          Phone cards, the cost of which increased 20%, due to an 8.9% increase in the number of cards purchased and a 10% increase in costs.

          In 2002 the costs of materials decreased 21.5%, to R$206.7 million, due to a decrease in the number of line installations to 2.13 million. The reduction in the cost of materials was partially offset by an increase in costs of fixed-line network maintenance, which grew throughout the year.

          Materials costs incurred by Oi and Contax totaled R$0.8 and R$2.8 million, respectively.

     Rental and Insurance

          Rental and insurance costs consist primarily of insurance and fees paid to third parties as well as equipment rental for our network. These costs increased 49.9%, from R$147.0 million in 2000 to R$220.4 million in 2001, mainly in connection with the expansion of the network to meet Anatel’s targets and cost increases for several rental items, such as telephone and light poles, satellite transponders, industrial dedicated line services and vehicles and buildings.

          Rental and insurance costs increased 77.2% to R$390.6 million in 2002, principally as a result of increased fixed line rentals resulting from an increased need for dedicated line services as Telemar rendered long-distance services and the expansion of the network, which resulted in higher costs regarding rights of way.

          Oi incurred R$48.4 million in rental costs in 2002, mainly for radio base stations and spaces to install its antennas.

     Other

          Other costs of services consist primarily of certain taxes, in particular a tax imposed by Anatel on providers of telecommunication services, referred to as Taxa de Fiscalizacão de Telecomunicações (“FISTEL”), which is a fee for the inspection of switching stations.

          Other costs increased 46.3% from R$13.6 million in 2000 to R$19.9 million in 2001, reflecting the increase in FISTEL fees resulting from the expansion of our network to meet Anatel’s targets. In 2002, other costs increased by 81.9%, to a total of R$36.2 million, mainly due to network growth.

          Oi recorded R$3.7 million in other costs of services in 2002. The FISTEL fee for activation of postpaid and prepaid subscribers (R$26.83 per subscriber) is being deferred as prepaid expenses and amortized some 24 months. As of December 31, 2002, R$34.1 million of such costs was recorded on the balance sheet as prepaid expenses.

     Net Operating Expenses

          Net operating expenses include selling, general and administrative and other operating income (and expenses). Total net operating expenses increased 67.3%, from R$1,593.4 million in 2000 to R$2,666.3 million in 2001 and decreased by 13.2% in 2002, totaling R$2,313.1 million. The following table sets forth certain components of our net operating expenses, as well as the percentage change compared to the prior year.

	Year ended December 31,

	2000	2001	2002	2000-2001	2001-2002

	(millions of reais)			% Change
Net operating (expenses) income:
Selling	(885.7)	(1,571.1)	(1,307.4)	77.4	(16.8)
General and administrative	(835.8)	(869.7)	(1,014.6)	4.1	16.7
Other net operating income (expense)	128.1	(225.5)	(144.3)	(276.0)	(36.0)
Other non-recurring extraordinary income			153.2
Total net operating (expenses) income	(1,593.4)	(2,666.3)	(2,313.1)	67.3	(13.2)

     Selling Expenses

          Selling expenses increased 77.4% from R$885.7 million in 2000 to R$1,571.1 million in 2001, due mainly to an increase in the provisions for doubtful accounts, which grew 323.2% or R$706.9 million, reaching R$925.6 million and secondarily to an increase in marketing expenditures, from R$150.0 million in 2000 to R$180.2 million in 2001. The increase in bad debt provisions resulted from several factors, including: the increase in sales to lower-income customers, the Brazilian economic slowdown in 2001, and the implementation of an integrated accounts receivable system and improvement in information, which resulted in a more rigorous analysis of outstanding accounts receivable during the year. Additionally, we increased our provisions for doubtful accounts by R$344.0 million to include certain government agencies, corporate customers and other telecommunications service providers that could present some collection risk especially in light of the increasing number of competitors offering services in Region I. Selling expenses decreased 16.8% to R$1,307.4 million in 2002, due principally to a 33.4% reduction in provision for doubtful accounts in 2002, which declined from R$925.6 million in 2001 to R$616.0 million in 2002, the reduction being attributable to the measures taken by management throughout the year aimed at bringing down delinquency levels. The decline in provision for doubtful accounts was partially offset by Oi’s incurrence of R$181.2 million in selling expenses, related mainly to call center, sales commission and advertising costs.

          The decline in selling expenses in 2002 was also due in part to a reduction of R$41.4 million, in marketing expenses, due principally to a reduction by Telemar of its marketing expenses by R$93.9 million, reflecting decreased competitive pressure in the Region, which was partially offset by marketing expenses of Oi, which spent R$65.3 million to launch its brand name.

     General and Administrative Expenses

          General and administrative expenses increased 4.1% from R$835.8 million in 2000 to R$869.7 million in 2001. The increase in 2001 was mainly due to additional spending on consultancy, legal advisory and data processing expenses, all related to the corporate restructuring process, as well as systems integration and support for our corporate data processing center. General and administrative expenses increased by 16.7% to R$1,014.6 million in 2002, due principally to an increase of R$53.6 million in third-party services, mainly consultancy, the incurrence by Oi of R$50.8 million of personnel and third-party services costs and a R$22.7 million in increased personnel expenses of Telemar.

     Other Net Operating Income (Expense)

          Other net operating income (expense) includes revenues from fines collected for late payments by customers, technical and administrative services (such as billing, computer services and similar) rendered by us to third parties (principally wireless companies), expenses for research and development provisions for contingencies and miscellaneous.

          We recorded other net operating income of R$128.1 million in 2000, compared to net operating expense of R$225.5 million in 2001. Other net operating income recorded in 2000 resulted mainly from the reversal of certain provisions for contingencies, which had been established to cover probable losses from lawsuits based on reports of our external legal consultants that exceeded the amount of losses incurred, as well as from fines applied on late payments.

          The increase in other operating expenses in 2001, from R$128.1 million in income in 2000 to R$225.5 million in expenses, was due primarily to the constitution of additional provisions for contingencies based on probable losses, which went from a gain of R$57.3 million in 2000 (from reversals of contingencies) to an expense of R$316.9 million in 2001. This change resulted from a number of significant new and outstanding lawsuits, monetary restatements of existing provisions for contingencies based on the reports of our external legal consultants and the constitution of additional provisions for interest accrued on the amount of tax claims and monetary restatement of civil and labor claims. Interest on the amount of tax claims is accrued based on the market rate (SELIC). Other operating expenses in 2001 were partially offset by an increase in other operating revenue from fines applied on late payments increased from R$75.3 million in 2000 to R$102.0 million in 2001 and by the total amortization of R$175.4 million of negative goodwill in connection with our August 2001 corporate restructuring.

          Other net operating expenses declined by 36% to R$144.3 million in 2002. The decline resulted principally from the reduction, from R$316.9 million to R$38.7 million in our provisions for contingencies and from the variation of total amortization of the negative goodwill in 2001, totaling R$174.5 million. The extraordinary income refers to the reversal of R$153.2 million of provisions for tax contingencies under the Fundação Sistel de Seguridade Social (“SISTEL”) defined contribution pension plan pursuant to a settlement agreement with Brazil’s Federal Government.

     Interest Income

          Interest income increased 80.3% from R$274.2 million in 2000 to R$494.4 million in 2001. The increase in interest income in 2001 was due primarily to an improvement in our cash position, which was substantially higher (22.6% on average) than in 2000, as well as to an increase in average interest rates throughout the year.

          Interest income decreased 22.2% to R$384.5 million in 2002, due principally to a 9% decline in our average cash position, as well as to an increase of R$64.3 million in option premium payments on hedging instruments.

     Interest Expense

          Interest expense increased by 184.4% from R$323.1 million in 2000 to R$918.8 million in 2001, which resulted principally resulted from an increase of 197.9% in our average level of gross debt, which increased from R$2,801.4 million at year-end 2000 to R$8,344.5 million at year-end 2001, devaluation of 28.5% of the Brazilian currency in 2001.

          Interest expense increased 155.3% to R$2,345.6 million in 2002, as a result of increases in domestic interest rates and an average 24.7% depreciation of the currency throughout 2002. It should be noted that, although a large portion of the foreign debt had been hedged via swap contracts or call spread options, the cost of renewing such transactions in Brazil rises substantially particularly during periods of uncertainty, as occurred in 2002. In addition, in 2002 we recorded as interest expense R$418.4 million of start-up costs of Oi, which had to be recognized in June 2002 as Oi began its operations.

     Non-operating income (expense), net

          Net non-operating expenses under the Brazilian Corporate Law consist principally of equipment disposal in connection with the modernization of the network, and gains and losses on equity investments in unconsolidated companies.

          In 2001, we had non-operating expenses of R$2.1 million, compared with R$15.9 million of non-operating income in 2000. The expense in 2001 principally reflects the write-off of equipment in connection with the modernization of the network, which was partially offset by gains in the percentage of interest in share capital of subsidiaries.

          We recorded R$28.4 million of non-operating income in 2002, principally as a result of R$15.0 million in gains in the percentage of interest in share capital of subsidiaries and R$28.7 million in gains from the assignment to a satellite company of a right that we were granted by Anatel, free of charge on the execution of the Concession Agreement, to place a geostationary C Band satellite. This assignment was effected through the execution of a partnership agreement between Telemar and Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., under which we obtained an ownership interest in Hispamar Satélites S.A.

     Employees’ Profit Sharing

          The amount of our employee profit sharing is now determined entirely by negotiations between us and our employees or the labor unions representing them. Our employees’ profit sharing totaled R$64.8 million in 2000, R$28.4 million in 2001 and R$130.9 million in 2002. The variation in employees’ profit sharing as a percentage of net income is due primarily to variability in the income of our subsidiaries, which is the basis for calculating employees’ profit sharing, as well as variability of the targets that we have negotiated with them.

     Income Tax and Social Contribution

          The composite statutory rate of income taxes was 34% in all three years. We recorded income and social contribution tax expense of R$174.6 million in 2000 and a tax benefit of R$21.7 million in 2001, due primarily to a decline, from R$1,141.3 million in 2000 to R$175.4 million in 2001, in income before taxes, which is the primarily determinant of tax expense. In 2001 we recorded write-off of accounts receivable in the total amount of R$147.4 million, which is not tax deductible, which effectively increased the amount of our income tax expenses by R$50.1 million. With the merger of the subsidiaries we recorded another tax loss of R$61.5 million, since the merged companies may not maintain tax loss carry-forwards. Despite these negative effects, a tax benefit of R$110.7 million resulted from the amortization of the Goodwill, see “Item 3. Key Information - Effects of Downstream Merger.”

          In 2002 we recorded a tax benefit of R$371.3 million, mainly due to a R$655.1 million of loss before income tax. Furthermore, we recorded in 2002 a tax benefit of R$227.2 million due to the payment of interest on capital, which is tax deductible, instead of dividends.

     Minority Interests

          We recorded minority interest expense of R$257.2 million, R$56.7 million and R$131.9 million in 2000, 2001 and 2002, respectively, which reflects the participation of the Telemar’s minority shareholders in the net income or loss. The variations reflect fluctuations in Telemar’s net income.

     Net Income

          As a result of the above, we had net income R$709.4 million in 2000 and R$140.4 million in 2001, and a net loss of R$415.6 million in 2002.

Liquidity and Capital Resources

     Uses of funds

          Our principal use of funds is for capital expenditures and payments of dividends to shareholders of TNL and Telemar. The Company is scheduled to make approximately R$1.8 billion in capital expenditures in the course of 2003, of which about 55% will be used by Telemar, essentially for network maintenance, service improvements and new product development (ADSL, Dial IP, EILD, etc.), approximately 40% will be used by Oi, mainly for network expansion and IT systems development; and the remainder will be used by Contax.

          Capital expenditures totaled R$2,936.8 million, R$10,042.0 million and R$2,013.4 million for the years ended December 31, 2000, 2001 and 2002, respectively. The expenditures were primarily related to the expansion of our network to meet Anatel’s targets and to build a network for Oi. See “Item 4. Information on the Company—Capital Expenditures.” The large amount of capital expenditures in 2001 compared with 2000 and 2002 primarily reflects expenditures made to meet Anatel’s targets. In addition, we paid dividends and interest on capital in the amount of R$315.0 million, R$386.5 million and R$386.6 million in 2000, 2001 and 2002, respectively. At our annual shareholders’ meeting held on March 31, 2003, the distribution of dividends and interest on capital of R$668.4 million in respect of 2002 income were approved.

Sources of funds

          TNL relies almost exclusively on dividends and interest on capital from Telemar to meet its needs for cash, including the payment of dividends to its shareholders. TNL controls the payment of dividends and interest on capital by Telemar, subject to limitations under the Brazilian Corporate Law.

          Our primary source of funds is cash flow generated from continuing operations of Telemar, net of taxes applicable to both continuing and discontinued operations. Cash flow provided by operating activities was R$3,063.3 million in 2000, R$4,928.3 million in 2001 and R$4,172.3 million in 2002. We consider that the cash flows provided by our operating activities will be sufficient for our expected cash requirements.

          We also obtain cash through bank debt and other forms of financing. Disregarding the effects of our hedging agreements, we had R$12,219.8 million of total indebtedness at December 31, 2002, compared with R$8,344.5 million of total indebtedness at December 31, 2001. The principal source of the indebtedness is bank debt. We also have issued R$1.3 billion in debentures issued in the domestic market and have approximately R$0.5 billion in supplier’s credits. Net of our current cash position, our debt amounted to R$9,121.0 million at December 31, 2002, up 18.4% from R$7,703.3 million at year-end 2001. This increase resulted principally from the taking of new bank debt and suppliers’ credits to finance expenses associated with the start-up of Oi.

          Approximately 72.5% of our total financing at December 31, 2002 was denominated in foreign currency (compared with 57.6% at December 31, 2001).

          The average annual rate of interest on local currency debt, which totaled R$3,363.5 million (including debentures) at the end of 2002, was approximately 18.5%, determined based on CDI at 25% per annum. The average cost of foreign currency debt, which totaled R$8,856.4 million, is LIBOR plus 5% per annum, for US dollar loans and 1.7% per annum for Japanese Yen loans. As of December 2002, approximately 84.8% of our financing bore interest at floating rates.

          Taking into account the effects of our hedging agreements, our total debt as of December 31, 2002, including debentures, was R$10,774.4 million, net of swap operations in the amount of R$1,445.4 million.

          In December 2000, we renegotiated our bridge loan with BNDES, increasing the available credit from R$400 million at December 31, 1999 to R$2,700 million at December 31, 2000, of which R$1,001 million had been disbursed at the end of 2000. In 2001, an additional R$1,869 million was disbursed by BNDES. The difference between the amount disbursed and the total R$2,700 million amount of the facility is due to monetary adjustments. The BNDES facility, 30% of which denominated in foreign currency, provides for repayment in equal monthly installments, beginning in January 2002 through the final maturity of the facility in January 2008. The interest rate on the local currency portion of the loan is the floating long-term interest rate of BNDES (TJLP) plus 3.85% per year, and, on the foreign currency portion, a currency basket rate determined by BNDES. Both interest rates are determined quarterly by BNDES. Our loan agreement with BNDES requires that we comply with the following financial covenants: (a) current assets divided by current liabilities (AC/PC) must be equal to or greater than 1.20; and (b) EBITDA divided by current liabilities (EBITDA/PC) must be equal to or greater than 1.20. As of December 31, 2001 and 2002, the Company had not met the AC/PC ratio. Banco Itaú S.A. and Banco do Brasil S.A., as leaders of a syndicate of lenders, and BNDES, granted the Company a waiver, by formal letters increasing the agreement’s interest rate from 3.85% per annum to 4.40% per annum.

          An extraordinary General Shareholders’ Meeting of TNL held on April 30, 2001 approved the issuance of R$1,300 million of five-year non-convertible debentures in the domestic market, bearing a six-month floating interest rate of CDI plus 0.7% per annum. The debentures were issued on June 1, 2001. We accrued R$139.1 million and R$245.3 million of interest on the debentures in 2001 and 2002, respectively

          On August 10, 2001, Oi, as issuer, and TNL as guarantor, signed a Note Purchase Facility Agreement in the amount of R$1,040 million with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with seven other international banks. This facility has a five-year term of amortization from August 2004 to final maturity in August 2009, and bears a floating interest rate of three-month LIBOR plus 3.3% to 5.5% per annum. We drew down R$1,153.2 million under this facility in 2001. In addition, Oi drew down R$417.0 million, R$319.0 million and R$168.0 million in February, May and August 2002 under new facilities, on the same terms, negotiated with ABN AMRO. As of December 31, 2002, our total indebtedness under these ABN AMRO facilities amounted to R$3,131.5. This facility also restricts the amount of liens that can be placed on equipment to be no more than the total amount drawn down.

          In August 2001, TNL entered into a Loan Agreement with the Japan Bank for International Cooperation (JBIC) for up to the Yen equivalent of US$300 million (¥41 billion) to finance the expansion of TNL’s telecommunications network in an effort to meet Anatel’s 2003 targets by the end of 2001. Outstanding principal amounts under the JBIC Facility bear interest at 1.25% per annum, payable semi-annually. Along with other covenants customary for financings of this type, the JBIC facility requires that TNL’s ratios of total consolidated debt to consolidated EBITDA not exceed 4.5 to 1, and that TNL’s ratio of consolidated EBITDA to consolidated interest expense exceeds 1.75 to 1.

          TNL has also entered into a number of smaller vendor financing arrangements to support the purchase of equipment and services needed for the continuous expansion of its telecommunications network. Like the facilities described above, these vendor financings contain typical financing covenants, such as restrictions on liens (similar to the restrictions described above), sales of assets and mergers as well as the requirement to meet the financial covenants described above. For additional information on our defaults see “Item 13 Defaults, Dividend Arrearages and Delinquencies.”

          Although we strongly believe this will not occur, in the case that credit lines cease to be available, we will need to reduce our investments in order to use our cash flow from operating activities. The Company does not have any material off-balance sheet transactions.

          The following table shows our known contractual obligations:

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Short term debt	1,747,472	1,747,472
Long term debt	7,705,869		4,064,273	2,683,881	957,715
Capital lease obligations	46,755	28,904	16,540	1,311
Operating lease	137,910	137,910
Purchase obligations	177,138	177,138
Debentures	1,321,039	21,039		1,300,000

Total obligations	11,136,183	2,112,463	4,080,813	3,985,192	957,715

US GAAP Reconciliation

          We have presented our Consolidated Financial Statements in accordance with Brazilian Corporate Law, which differs in significant respects from US GAAP. The differences are described in Note 30 to the Consolidated Financial Statements. In 2000, US GAAP net income was R$962.4 million compared to Brazilian Corporate Law net income of R$709.4 million. In 2001, US GAAP net loss was R$90.1 million compared to a Brazilian Corporate Law net income of R$140.4 million. In 2002, US GAAP loss was R$1,392.5 million compared to Brazilian Corporate Law loss of R$415.6 million.

          As of December 31, 2000, shareholders’ equity under US GAAP was R$10,977.2 million, compared to R$10,331.4 million under the Brazilian Corporate Law. Shareholders’ equity under US GAAP was R$10,503.1 million on December 31, 2001, compared to R$10,023.3 million under Brazilian Corporate Law. As of December 31, 2002, shareholders’ equity under US GAAP was R$8,785.7 million compared to R$9,163.2 million under the Brazilian Corporate Law.

          The differences between Brazilian Corporate Law and US GAAP that have the most significant effects on net income and shareholders’ equity are the inflationary accounting methodology and indices, the treatment of the corporate reorganization, pension and other post-retirement benefits, funds for capitalization, capitalization and depreciation of capitalized interest, development stage subsidiaries (deferred charges), down-stream merger, earnings per share and income taxes and social contribution.

          The effect in 2002 refers to the fair value adjustment of derivative transactions, required by FAS No. 133. The main derivative transactions refer to swaps agreements that protect the Company from foreign exchange rate variations. This adjustment, totaling R$1,401.3 million in 2002 will actually offset the financial expenses from foreign currency indebtedness if we maintain these agreements to maturity.

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

          The following are the members of the Board of Directors and their respective positions.

Name	Position

Carlos Francisco Ribeiro Jereissati	Chairman
Fersen Lamas Lambranho	Director
Celso Fernandes Quintela	Director
Roberto Timotheo da Costa	Director
José Fernandes Pauletti	Director
Mauricio Borges Lemos	Director
Luiz Eduardo Franco de Abreu	Director
Eloir Cogliatti	Director

          The following are brief biographies of the members of the TNL Board of Directors:

          Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, is the Chairman of the Board of Directors. He was elected chairman in November 2002. He has served as a member of the Board of Directors since August 1998 and was Chairman of the Board of Directors from August 1998 to August 2000. He is an Executive Officer and has been a member of the Board of Directors of Telemar Participações S.A. since 1998. He served as Chairman of the Board of Telemar from November 1998 to September 2000. He served as member of the Board of Directors of the São Paulo Stock Exchange, as Vice Chairman of the Board of Directors of Companhia Vidraçaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of ABRASCE (Brazilian Association of Shopping Malls). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/Iguatemi) and is a member of the Consultant Council of SECOVI (Union of the Companies engaged in the Purchase, Sale, Rental and Management of Residential and Commercial Real Estate of São Paulo). He holds a degree in economics from Mackenzie University of São Paulo.

          Fersen Lamas Lambranho, born on October 11, 1961, was elected substitute member of the Board of Directors of the Company in August 1999, and was appointed a regular member in August 2001. From August 29, 2001 to November 1, 2002, he served as the Chairman of the Board of Directors. He has also served as a member of the executive board of Telemar Participações S.A. since August 25, 1999. He is also partner of GP Investmentos S.C. Ltda. and member of the Board of Directors of many companies such as Playcenter S.A., ABC Supermercados S.A., Lojas Americanas and São Carlos Participações e Investimento. Before being appointed to the TNL Board of Directors he served in several positions at Lojas Americanas S.A., including the CEO from 1996 to 1998. He holds a BSc. in Engineering and an MBA from COPPEAD (Instituto de Pós Graduação e Administração de Empresas), both from Universidade Federal do Rio de Janeiro and also an OPM (Owner’s President Management Program) from Harvard Business School in 1996.

          Celso Fernandez Quintella, born on January 29, 1944, has served as a member of the Board of Directors since April 1999. He has been a director of Construtora Andrade Gutierrez and of Andrade Gutierrez S.A. (the AG group holding company) since 1991. He has also served as a member of the Board of Directors since August 1999 and a Chief Executive Officer since November 2002 of Telemar Participações S.A. He was a member of the Board from Flexibrás Tubos Flexíveis from 1986 to 1989 and member of the Board of Companhia Eletromecanica (CELMA) from 1991 to 1995. He holds a degree in Engineering from Universidade Federal do Rio de Janeiro and an OPM (Owner’s President Management Program) from Harvard Business School.

          Roberto Timotheo da Costa, born on May 14, 1945, was appointed to the Board of Directors of the Company on February 26, 2003. Mr. Costa holds a degree in Civil Engineering and a MSc in Economic Engineering (Catholic University — Rio/1972), he took specialization courses in Business Administration (London Business School/1978), MBA Executivo (COPPEAD) Instituto de Pós Graduação em Administração de Empresas/1994 and Finance and Capital Markets (Fundação Getúlio Vargas/EPGE/1997). A retired employee of Banco Nacional de Desenvolvimento Social – BNDES,

Mr. Costa held several executive positions at the bank, including head of Information and Budget department, superintendent of AA and FAPES. As of January 2003, he rejoined BNDES in the capacity of officer in charge of Administration and Finance. His prior activities include: chief financial officer of FINEP; assistant general secretary of the Ministry of Home Affairs; coordinator of the chief of staff of the Brazilian President; chief executive officer of Cia. Nacional de Álcalis, and Alcanorte; and general superintendent of Comissão de Valores Mobiliários. He is also a member of FAPES’ Deliberative Board, as a representative of participants in 2002.

          José Fernandes Pauletti, born on February 17, 1949, has served as a member of the Board of Directors since December 2001. He had previously served as the acting CEO from July 2001 to January 2003, before which he had been the Chief Operations Officer, a position he was elected to on May 5 1999. He has served as Chairman of the Board of Directors of Telemar Norte Leste S.A. since July 2001. Before that, he also served as a top executive officer at Embratel, STC, Elebra, Digital Equipment Corporation and Promon. He holds a degree in Business Administration from the Universidade de Caxias do Sul- RS and an MBA from Fundação Getúlio Vargas São Paulo.

          Maurício Borges Lemos, born on April 14, 1951, was appointed to the Board of Directors of the Company on February 26, 2003. Mr. Lemos holds a degree in Economics from the Federal University of Minas Gerais. He received his MSc. and PhD. in Economics from the State University of Campinas (Unicamp) in 1977 and 1988, respectively. Mr. Lemos has been a professor of the Economics School at the Federal University of Minas Gerais (Face/UFMG) since 1991. He was a professor of economics in the Social Sciences Basic Course of UFMG in 1976, and member of the faculty of Centro de Desenvolvimento e Planejamento Regional (Regional Development and Planning Center — Cedeplar) of this university from 1977 to 1981. He was a professor of the Masters course of Cedeplar in 1982, in 1986-1991 and in 2000. In 2003, he joined Banco Nacional de Desenvolvimento Econômico e Social as officer in charge of the Industrial Area. In 2002, he served as Secretary of Government, Planning and General Coordination of the Municipality of Belo Horizonte, State of Minas Gerais, where he also held other positions as a Municipal Secretary (Social Policy Coordinador, from 2001 to 2002, and Planning, from 1993 to 2000).

          Luiz Eduardo Franco de Abreu, born on May 4, 1960, was appointed to the Board of Directors of Telemar Participações S.A. and Tele Norte Leste Participações S.A. on February 26, 2003. Mr. Abreu has been Vice-President of Finance, Capital Markets and Investor Relations with Banco do Brasil since January 29, 2003. He served as a member of the Audit Committee of ITAÚSA Investimentos Itaú S.A., Chairman of the Boards of Directors of Cartões BRB S.A. and BRB Banco de Brasília S.A., member of the Board of Directors of CIBRASEC, member of the Deliberative Board of ABECIP and the Executive Board of Federação Brasileira de Bancos (FEBRABAN). His prior positions include Chief Executive Officer of BRB Banco de Brasília S.A., Financeira and Distribuidora de Títulos e Valores Mobiliários (DTVM), Chief Operations Officer of ORMEC Engenharia Ltda., Chief Finance Officer of GFC Global Finance Consulting S.C. Ltda., and Chief Operations Officer of Pacific do Brasil Comércio Exterior Ltda. Mr. Abreu holds a B.A. in Business Administration from the Universidade Federal do Rio de Janeiro, with a specialization in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and a degree in Business Administration from Duke University.

          Eloir Cogliatti, born on November 30, 1955, served as deputy member of the Board of Directors of Tele Norte Leste Participações S.A. from April 2001 to February 2003, when he was appointed as a full member, as well as member of the Board of Directors of Telemar Participações S/A. An employee of Banco do Brasil S.A., Mr. Cogliatti held several positions (financial transaction desk Manager (GEROF-ADJOP), Executive Manager of Capital Markets and Executive Superintendent of Capital Markets) prior to November 2001, when he was appointed to his current position of Director of Capital Markets and Investments. He served as a member of the Board of Directors of Sociedade Operadora de Mercado de Ativos – SOMA from November 1999 to December 2000, member of the Audit Committee of PRONOR Petroquímica S.A. from April 1999 to April 2000. He has been Chairman of the Board of Directors of

Kepler Weber S.A. since May 2000, member of the Board of Directors of TNL PCS since October 2001, member of the Board of Directors of Guaraniana Participações since April 2002, and deputy member of the Board of Directors of COELBA — Cia de Eletricidade do Estado da Bahia since April 2002. Mr. Cogliatti holds a degree in Economics from the Catholic University of Petrópolis RJ (1980) and took a post-graduate course at Fundação Getúlio Vargas EPG MBA. Management – Formação de Gerentes e Diretores, which he completed in February 2002.

Board of Executive Officers

          The Board of Executive Officers of TNL consists of two Superintendent Directors (CEOs), and three other Directors, with one acting as the CFO, and the third position being currently vacant. The Executive Officers are elected by the Board of Directors for a term of three years and may be removed from office at any time.

          The following are the Executive Officers and their respective positions.

Name	Position

Ronaldo Iabrudi dos Santos Pereira	Superintendent Director
Luis Eduardo Falco Pires Corrêa	Superintendent Director
Marcos Grodetzky	Director
Julio Cesar Pinto	Director

          Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, was elected Superintendent Director in October 2002 after being elected Vice-President of Operations (COO) in December 2001. He has a degree in Psychology from the Catholic University of Minas Gerais (1976) and has Masters degrees in Organizational Management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984). He has worked at Acesita (1974), at the Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years, as a member of the Executive Committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as Managing Director of the Northern Region.

          Luiz Eduardo Falco, born August 13, 1960, was elected Superintendent Director in October 2002 after being elected President of Oi in October 2001. He previously worked at Transportes Aéreos Marilia – TAM, where he held several positions such as Production Manager, Director of Technology and Vice President of Marketing and Sales. He received a degree in aeronautical engineering from Instituto Tecnológico da Aeronáutica – ITA and has taken continuing education courses in marketing and finance at Fundaçao Getúlio Vargas.

          Marcos Grodetzky, born on November 24, 1956, was elected to the Board of Executive Officers on October 2, 2002, when he also became responsible for the Company Treasury and was elected Investor Relations Officer. Since March 24, 2003, he has been CFO of the Company, a position that is held at the same time with the CFO position at Telemar. Mr. Grodetzky holds a degree in Economics from UFRJ, and from 1979 to 1991 was a financial executive with Citibank, where he held several positions and was eventually appointed Vice-President. Prior to this, he was Vice-President in the financial area of Banco Nacional/Unibanco, Banco Safra and a partner in MJ Partners, a management consultancy firm.

          Júlio Cesar Pinto, born on October 7, 1951, was elected to the Board of Directors on October 2, 2002, when he also assumed responsibility for the Company Controllership. Mr. Pinto held several positions in the financial area of large companies such as MRS Logística, ATL — Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a degree in Accounting from Faculdade Moraes Júnior, and took several additional courses in the US, including the Stanford University Financial Management Program Xerox Corporation Middle Management Program, and Citibank N.A. The Bourse Game.

Conselho Fiscal

          The Conselho Fiscal of TNL consists of five effective members and five alternates, elected pursuant to a shareholders’ meeting for a term of one year. The Conselho Fiscal meets once every three months, on a regular basis, and whenever necessary, in case of extraordinary circumstances. The Conselho Fiscal operates according to the relevant provisions set forth in the by-laws of the company.

          The following are the Members of the Conselho Fiscal.

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Carlos Fernando Costa	Effective Member and Representative of Holders of Preferred Shares
Adelay Bonolo	Effective Member and Representative of Minority Shareholders

Compensation

          For the year ended December 31, 2002, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$16.0 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.

          TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “Pension Benefit Plans.”

          According to TNL’s by-laws, the aggregate amount of compensation paid to each effective member of the audit committee equals 10% of the average compensation of TNL’s executive officers.

          TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.

Options to Purchase Securities from TNL

          In July 2000, May and October 2001, we established stock option plans whereby 250.3 million, 1,449.3 million and 1,196.6 million TNL Preferred Shares were respectively reserved for a selected group of our executives. The options are exercisable at varying dates, on a cumulative basis up to 5 years, limited to 18% a year. Options become fully exercisable after the fifth year. See Note 22(g) to the Consolidated Financial Statements.

Share Ownership

          The Common and Preferred Shares held by our directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about our stock option plan, see “Compensation” and “Options to Purchase Securities from TNL.”

Pension Benefit Plans

     SISTEL

          SISTEL is a private non-profit social security institution with several sponsors. SISTEL was created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the Federal Government to employees of the former Telebrás System. Since 1991, SISTEL has also provided its members with health insurance (medical and hospital care).

          All operating telecommunications companies that formerly belonged to the Telebrás System, including Telemar sponsor private pension and health insurance plans, which are administered by Sistel. We sponsor two defined benefit private pension plans (PBS Telemar and PB-CT) and one defined contribution plan (TelemarPrev), all of which are administered by SISTEL. See Note 25 to the Consolidated Financial Statements.

     PBS Telemar

          At the time of the SISTEL restructuring, the PBS-Telemar was introduced and the rights established in the previous SISTEL plans (“PBS-A”) were maintained. In addition to the monthly income supplementation benefit, medical care is provided to retired employees and their dependents, on a shared cost basis.

          PBS Telemar had total assets of approximately R$148.8 million as of December 31, 2002.

          This plan is being discontinued as no new members are being admitted. In March 2001, the final period for motivated migrations, 96% of active members had migrated to the TelemarPrev plan.

     PB-CT

          Telemar sponsors the Plano de Benefícios Complementados (“PB-CT”), a defined benefit private pension plan. This plan was created to carry out the charges, obligations and liabilities set forth in agreements related to former employees of the sponsors which belonged to the former Companhia Telefônica Brasileira - CTB and to the former Companhia Telefônica de Pernambuco - CTP. There were 722 beneficiaries of this plan as of December 31, 2002. On November 21, 2002, the Secretary of Supplementary Pensions approved the merger of PB-CT into Plano de Previdência Privada (“Telemar Prev”). See Note 26(a)(ii) of the Consolidated Financial Statements.

     TelemarPrev

          As of September 2000, we began sponsoring TelemarPrev a defined contribution private pension plan administered by SISTEL.

          The members of TelemarPrev have two categories of benefits: (i) risk benefits: funded according to the defined benefit method, and (ii) programmable benefits: funded according to the defined contribution method. During the year ended December 31, 2002, our contributions to the plan totaled R$3.87 million.

Employees

          As of December 31, 2002, we had a total of 29,047 employees of which 10,044 worked for Telemar. All our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing and administrative support, corporate management, budget and finance. This breakdown relates to employees of Telemar. As of December 31, 2002, the other relevant subsidiaries had 19,003 full-time employees: 18,082 at Contax (our call center subsidiary), 846 at Oi and 75 employees in the other relevant subsidiaries (TNext, Hicorp and TNL Acesso).

          The following table provides our breakdown of employees by main category of activity and geographic location in TNL as of the dates indicated:

	Year ended December 31,

	2000	2001	2002

Total number of employees	21,090	27,298	29,047
Number of employees by category of activity:
Plant operation, Maintenance, Expansion and Modernization	12,396	8,138	5,195
Sales and Marketing	6,027	5,049	2,785
Administrative Support	1,110	1,138	2,003
Corporate Management, Budget and Finance	1,557	1,157	1,222
Contact Centers		11,816	17,842
Number of employees by geographic location:
Rio de Janeiro	9,246	12,394	11,097
Regional Minas:
Minas Gerais	4,539	5,070	5,793
Espírito Santo	634	407	360
Regional Bahia:
Alagoas	225	171	129
Sergipe	163	143	108
Bahia	1,758	3,077	3,571
Regional Pernambuco:
Rio Grande do Norte	338	239	208
Paraíba	394	244	230
Pernambuco	1,366	1,792	1,957
Regional Ceará:
Amazonas	340	221	159
Roraima	54	44	29
Pará	503	391	295
Amapá	54	50	36
Maranhão	356	219	177
Piauí	288	192	141
Ceará	832	2,644	2,639
São Paulo			2,118

          During 2002, our primary target in relation to our employees has been to focus employee efforts and loyalty toward the collective objectives of the business and operations of TNL as a whole instead of the objectives of any specific subsidiary. We invested approximately R$10.6 million in education and training of our employees during 2002 and created the Telemar University Project to train and motivate our employees.

          Approximately 24% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”) or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). Some employees in particular job categories are affiliated with other unions specific to such categories. We negotiate separate collective agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and in each local labor union on the other. Telemar’s collective bargaining agreement will expire on November 30, 2003. See “Item 8. Financial Information —Legal Proceedings-Labor Proceedings.” We have never experienced a strike that had a material effect on our operations.

Employee Benefits

          We provide our employees medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal and food assistance. The costs of these benefits are covered by the employees and us on a shared basis. The meal and food assistance program has been implemented under the Workers’ Food Program (Programa de Alimentação do Trabalhador). Our contribution to the meal and food assistance program varies from 80% to 95%, depending on the employee’s salary level.

Profit Sharing Plan

          The profit sharing plan was implemented in 1999 as an incentive for employees to pursue our goals and to ultimately benefit the shareholders. The plan is effective upon achievement of the following goals:

•	Achievement of economic value added targets; and

•	An increase in net cash to reduce indebtedness.

          In 2000, Telemar distributed R$64.8 million to 18,146 employees. In 2001, the profit sharing amounted to R$28.4 million, which was paid to 11,500 employees and in 2002, the profit sharing amounted to R$130.9 million, which was paid to 9,103 employees.

Career and Salary Plan

          Our career and salary plan is organized following the Hay Methodology. The plan is structured so as to take into account the employees’ knowledge, problem solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with our cost management policies.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

          We have two classes of share capital outstanding, Common Shares and Preferred Shares. Only the Common Shares have full voting rights. The Preferred Shares have limited voting rights. See “Item 10. Additional Information—Organization—Voting Rights.” As of December 31, 2002, Telemar Participações owns 52.96% of the Common Shares. Accordingly, Telemar Participações is able to control the election of TNL’s Board of Directors, its direction and future operations. See “Telemar Participações Shareholders’ Agreements.”

          The following table sets forth information concerning the ownership of Common Shares by Telemar Participações and by other shareholders holding five percent or more of the Common Shares as of December 31, 2002. Except for the shareholders listed below, we are not aware of any other shareholder of TNL owning more than five percent of the Common Shares.

	Number of	Percentage of
Holding Company	Common Shares	Outstanding
Shareholder	Owned	Common Shares

Telemar Participações S.A.	67,760,384,532	52.96
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,731,214,191	5.26

          The following table sets forth information concerning the ownership of the common voting stock of Telemar Participações as of December 31, 2002.

	Number	Percentage
	Common	Outstanding
Telemar Participações Shareholder	Shares Owned	Common Shares

Shares
BNDES Participações S.A. – BNDESPar	429,112,640	25.0
Fiago Participações S.A.	341,573,661	19.9
AG Telecom Participações S.A.	229,432,225	13.4
Asseca Participações S.A.	229,432,225	13.4
Lexpart Participações S.A.	229,432,225	13.4
Brasilcap Capitalização S.A.	85,822,528	5.0
Brasil Veiculos Companhia de Seguros	85,822,528	5.0
L.F. Tel S.A.	85,822,528	5.0

          The following is a brief description of the major shareholders of Telemar Participações as of December 31, 2002:

          AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which manages telecommunications business of the Group. Currently, the Group is focusing on four core businesses: (a) heavy construction throughout Brazil, Portugal, and other Latin America countries; (b) public concessions in Brazil (primarily highways and water treatment); (c) telecommunications in Brazil and (d) real estate enterprises in Brazil.

          ASSECA PARTICIPAÇÕES S.A. is a company of the Macal group, which holds shares in several companies, principally in the telecommunications area, including Mcom Wireless S.A. (trunking and radio services), Shoptime S.A. (a television sales channel), Multicanal Participações S.A. (cable television) and Almax Alumínio S.A.

          BNDES PARTICIPAÇÕES S.A. — BNDESPar is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade, dedicated to offering long-term financing to developmental entrepreneurial activities. BNDESPar is dedicated to strengthening the capital structure of private companies.

          BRASIL VEÍCULOS COMPANHIA DE SEGUROS is a company created in March 1997 from the association of Banco do Brasil — Banco de Investimento S.A. and Sul América, the corporate purpose of which is to engage in automobiles insurance business. This partnership allowed Banco do Brasil to participate in the insurance market. Brasilveículos is ranked eighth in the Automobile Sector National Ranking par group with a 4.1% market share.

          BRASILCAP CAPITALIZAÇÃO S.A. is a Company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford and Companhia de Seguros Aliança da Bahia. The company has been a market leader since its second year of operation: the company has already sold seven million account certificates (títulos de capitalização), distributing in the last seven years more than R$280 million in prizes in connection with such certificates.

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

          L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the South and South-eastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in B and B Wireless Operators, Americel and Telet, which were sold in 2001.

          The rights of the shareholders Fiago and Lexpart to appoint members of our Board of Directors and Board of Executive Officers are temporarily suspended by Anatel pending resolution of administrative proceedings related to limitations to cross-holding of telecommunications companies in Brazil. See “Item 8. Financial Information—Legal Proceedings—Tax and Administrative Proceedings.”

Telemar Participações Shareholders’ Agreements

          On July 28, 1999, the shareholders of Telemar Participações signed a shareholders’ agreement. The shareholders’ agreement outlines the (i) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar Participações; (ii) conditions which would constitute a burden on the shares or subscription right; and (iii) appraisal rights in the case of an assignment of shares of Telemar Participações in the event of a transfer of control of the shareholder.

          On August 3, 1999, the shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines the (i) rules in regard to voting rights during the general meetings of Telemar which deal with subjects related to the management of Telemar Participações; (ii) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (iii) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) installation of the executive committee responsible for giving support to the Board of Directors; (v) rules for the reelection of the members of Board of Directors and Board of Executive Officers and (vi) guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.

Record Holders of ADSs

          As of May 31, 2003, we had 107,855,975 outstanding ADSs, held by 206 record holders, representing 107,855,975,000 Preferred Shares. As of such date, the number of Preferred Shares represented by ADSs constituted 41.4% of the total amount of Preferred Shares outstanding and 27.6% of TNL’s total capital.

Related Party Transactions

          Set forth below is a description of the related party transactions that are material to TNL and of the loans made by TNL to its subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties, see Note 24 to the Consolidated Financial Statements.

     Telemar Management Services Agreement

          At an extraordinary general meeting of the shareholders of TNL held on November 30, 1999, holders of the Common and Preferred Shares approved a management services agreement between the 16 former operating subsidiaries in each state in Region I and Telemar Participações, as contemplated by the Concession Agreement. The management services agreement is effective until December 31, 2003, and its term may be extended. Telemar Participações’ remuneration for providing management services under the management services agreement is a percentage of consolidated net revenues of Telemar, determined in accordance with Brazilian Corporate Law, as follows: 1% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003. As of December 31, 2002, the payment due to Telemar Participações under the management services agreement for the year 2002, in the amount of R$57.7 million, was recorded as general and administrative expenses. See Note 5 and Note 3 to the Consolidated Financial Statements.

     Loans between TNL and the Subsidiaries

          TNL makes loans to the subsidiaries to provide them with working capital for their operating activities. The loans bear the same costs that TNL bears in its own loans and have terms and conditions generally similar to loans made by TNL to unrelated third parties.

          As of December 31, 2002, the aggregate indebtedness of TNL’s subsidiaries to TNL, was R$3,691 million, the majority of which was represented by a R$1,371 million loan to Telemar and by a R$1,862 million loan to Oi.

     Pegasus Telecom S.A.

          On December 27, 2002 Telemar acquired 93.27% of the shares in Pegasus Telecom S.A., including preferred shares held by TNL that represented 24.4% of Pegasus’ share capital. On February 19, 2003 Telemar acquired the remaining 6.73% of Pegasus’ shares, and accordingly holds now 100% of its share capital. Historically, Pegasus’ primary purpose was the operations, marketing, project development, execution and rendering of data transmission services in Regions II and III. We expect that our acquisition of Pegasus will enable us to expand our share in the corporate market by offering data transmission services in Brazil on a nationwide basis. See Note 1(b) to the Consolidated Financial Statements.

     Loan Agreement with BNDES

          In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Telemar, also referred to as the PSTN Subsidiaries, entered into loan agreements with BNDES, the controlling shareholders of BNDESPar, which holds 25% of Telemar’s voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year. In December 2000, these loan agreements were renegotiated and replaced by two new loan agreements between the same parties, guaranteed by TNL. The new loan agreements provide a credit line of up to R$2,700 million, with floating interest rate based on the TJLP and on the variation of the exchange rate, depending on the source of funds, plus 3.9% per annum, and is payable in equal monthly installments with final maturity in January 2008. As of December 31, 2002, a total of R$2,869.7 million had been borrowed from BNDES. During 2002, no withdrawals were made from this line, which started to be amortized, with R$2829.9 million outstanding as of December 31, 2002.

          Of this total, 30% of the credit line was disbursed directly from BNDES and the other 70% was disbursed by a group of Banks. Banco Itaú and Banco do Brasil led the group of banks formed by Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander.

     Investment and Agreement with iG

          Through our subsidiary TNL.Net Participações S.A, we hold indirectly shares representing 17.5% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG Internet portal, which has among its shareholders some related parties with major shareholders of Telemar, such as Global Internet Investment (related to Asseca Participações) and Andrade Gutierrez Contractors (related to AG Telecom Participações). The iG Internet portal is the second largest portal in access volume in Brazil. In February 2001, through our subsidiaries TNext and TNL.Acesso, we signed an agreement with iG pursuant to which we agreed to operate the entire access infrastructure of the iG Internet portal for five years. On December 31, 2002, the Company terminated this contract and entered into a new arrangement with iG to provide the portal’s entire access infrastructure in Region I under conditions equivalent to those that the Company offers to other Internet access providers operating in Brazil.

     Related-Party transactions prior to the Break-up of Telebrás

          Until August 4, 1998, the Brazilian Government was the controlling shareholder of most of the telecommunications companies in Brazil, and therefore all transactions between the PSTN Subsidiaries and such other telecommunications companies could be considered related-party transactions.

          Our principal related-party transaction before August 1998 was with Embratel in respect of long-distance telecommunications. We have operating agreements with Embratel defining the charge per minute for interstate, intrastate and international long distance calls that originate or are completed in Region I. All charges to our customers, including long-distance, are billed by us, and then the appropriate portion is transferred to Embratel. For further information about related-party transactions prior to the Breakup of Telebrás, see Note 27 to the Consolidated Financial Statements.

     Transfer of the Company’s shares in Oi to Telemar

          In May 2003, the sale of all of TNL’s shares in Oi to Telemar was approved by the boards of directors of both TNL and TMAR and consummated. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by an independent asset evaluation performed by Ernst & Young in accordance with article 256(II)(b) of Corporate Law 6404/76 and adjusted to reflect the capitalization of Oi in the amount of R$563 million through the conversion of part of Oi debt held by TNL prior to the sale. Following the consummation of the sale, Oi maintained total indebtedness of R$4.76 billion, of which R$1.79 billion, was intercompany and R$2.97 billion was to third parties. The primary reason for this transaction is to strengthen the strategic position of TNE and to increase its capacity for growth by combining the potential of fixed (Telemar) and wireless (Oi) telephone assets. The benefits arising from the optimization of Telemar’s and Oi’s operating and support sectors and from the alignment of the two companies’ business interests and strategies will result in more rational use of available resources, with consequent cost reductions and productivity gains and the better use of the synergies between the companies. Another important reason for having Telemar rather than TNL own Oi is that Telemar will be able to use the tax benefits associated with the transfer of all of the indebtedness of Oi to Telemar. We believe Telemar’s higher interest expense will decrease its pre-tax income and result in tax savings.

          Prior to consummating the sale of Oi, we obtained, from three law firms that are recognized leaders in Brazilian corporate matters, opinions to the effect that the transaction was consistent in all respects with Brazilian corporate law. In addition, we obtained independent appraisal reports, one from Ernst & Young relating to the asset valuation, and another from J.P. Morgan relating to the strategic and economic valuation, in support of the fairness of the price and the economic and financial desirability of the transaction for Telemar. Nevertheless, subsequent to the sale of the shares in Oi to Telemar, reports have appeared in the press containing allegations that the transaction may have been unfair to the minority shareholders of Telemar. As of the date of filing of this annual report, we have not received any formal notice of any of these allegations, either from any Brazilian regulatory authorities or any shareholders of Telemar.

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

          Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms governing the breakup of Telebrás, liability for any claims arising from acts committed by Telebrás prior to the effective date of the breakup of Telebrás remained with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or to one of the other New Holding Companies. Creditors of Telebrás had until September 14, 1998 to challenge this allocation of liability. We believe that the chances of any such claims materializing and having a material adverse financial effect on our business are remote.

          Liability for any claims arising out of acts committed by the former operating companies in each state prior to the effective date of the spin-off of the operating company’s wireless assets and liabilities to the newly formed wireless companies remains with the operating companies which following our reorganization are part of the Telemar, except for labor and tax claims (for which the former operating subsidiaries and the newly formed wireless companies are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to the newly formed wireless companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed wireless companies have contribution rights against the former operating subsidiaries with respect to the entire amount of any payments made by the newly formed wireless companies in connection with any claims brought against the newly formed wireless companies and relating to acts committed by the state subsidiaries prior to the effective date of the spin-off, not related to the assets of the former.

          Composition of our contingency provisions is as follows:

	Year ended December 31
	(in millions of reais)

	2002	2001

Nature
Labor	260.2	272.2
Tax	1,294.0	1,001.5
Civil	218.5	217.7
Total	1,772.6	1,491.4

          Our contingency provisions are subject to monetary restatements, on a monthly basis.

          For a detailed description of our provisions for contingencies see Note 19 to the Consolidated Financial Statements.

Labor Proceedings

          The principal material labor proceedings to which we are a party are listed below:

     Dangerous Work Conditions Premium

          Under Brazilian law, employees working in dangerous conditions, as defined in applicable laws, are entitled to payment of an extra amount equal to 30% of their basic salary as a dangerous work conditions premium. There are significant claims pending against us relating to this dangerous work premium arising from an adjustment to the amount payable under trade union agreements for employees working within an environment considered to be dangerous, principally close to high-tension electric installations. In 1998, a definitive ruling by the Superior Labor Tribunal (“TST”) provided guidance on determining dangerous work premiums. Because the premium paid by us in accordance with the trade union agreement is inconsistent with the ruling of the TST, our management believes that it is probable that these claims will have an unfavorable outcome for us. The total amount of provisions that we have made in connection with those claims is R$107.4 million. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

     Equalization of Salary Scales

          We have claims against us to equalize salary scales among certain employees who do the same work, within a given period of time, with the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money because it relates to the difference in monthly salaries some an entire period. In addition, the proceedings usually depend on questions of evidence and the tribunals’ interpretation of the evidence. The total provision that we have for probable losses on these lawsuits is R$39.7 million. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

     Indexation of Salaries to Inflation

          Some of the labor claims filed by employees and unions challenge the indices that we used for monetary restatement of salaries, given the inflation write-offs determined by economic stabilization programs (Collor and Bresser Plans).

     Productivity Premiums / Voluntary Retirement Plan / Salary Differences / Severance Fees

          We entered into certain collective bargaining agreements in which we agreed to implement a model to improve employees’ productivity and share profits with our employees based on productivity gains. However, the model and consequent payment was not implemented, and consequently the employees filed claims for such payment.

          We established an employment termination incentive plan, the Plano de Incentivo à Rescisão Contratual (“PIRC”), in 1998 with a view to restructuring our management. The PIRC generated a number of labor law suits brought by different groups of employees including:

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

          Other claims that have been increasing in number as a result of increasing termination rates that took place in the second half of year 2001 challenge salary differences, labor compensation and claim severance fees. We have established a provision of R$112.1 million for liabilities from the claims described above. Based on the advice that we have received from our legal counsel, we believe that such amount is sufficient to cover losses arising from such claims.

Tax and Administrative Proceedings

          The principal material tax and administrative proceedings to which we are a party are listed below:

Administrative Proceeding before Anatel and CADE

          We are party to a material administrative proceeding filed with Anatel and CADE (Antitrust Regulatory Agency) against Telemar on April 15, 2003, whereby Embratel and Intelig alleged that Telemar engaged in anti-competitive practices. They claim that Telemar abused its dominant market position, by making use of cross-subsidies from its local to its long distance business and practicing price discrimination with regard to the utilization of its local network by the long-distance operators. We believe that their claims lack merit. Embratel and Intelig sought a preliminary injunction which would suspend any new authorizations granted to regional fixed-line service providers which anticipated network expansion and universal service targets of December 31, 2003 until a final decision of the claim. Anatel and CADE have denied the request for a preliminary injunction. Moreover, Anatel has released a technical report stating that there was no finding of anti-competitive conduct.

     FINSOCIAL

          In 1995, the Brazilian Supreme Court ruled in a leading case that certain increases in the rate of the FINSOCIAL tax (a predecessor tax to COFINS) were unconstitutional. Based on this decision, we recorded a credit of R$33.1 million under “other net operating income” in 1995 and offset such credit against other federal taxes but did not obtain judicial recognition that such precedent would apply specifically to us. In 1997, the Brazilian Supreme Court narrowed the scope of its prior decision, concluding that such increases in FINSOCIAL were unconstitutional for sellers of goods, but not for service providers like us. In accordance with this decision, an increased (2%) rate of FINSOCIAL became applicable to us, and as a consequence, various FINSOCIAL assessments were issued against us in 1998 on account of the credit that we had taken in 1995. Based on these assessments and other Supreme Court decisions, Telemar decided to make a provision of R$48.5 million in connection with these assessments, which was subject to a monetary restatement in 2001. In 2002 Telemar utilized benefits provided by Provisional Measures 66 and 75 promulgated by the President of Brazil and approximately R$32 million of such provision was reversed. See Note 6 to Consolidated Financial Statement.

     PIS/COFINS (Social Integration and Social Security Financing Contributions)

          This is a claim which resulted from Law Nº 9718/98, which increased the rate of COFINS and broadened the calculation basis for COFINS and PIS, to be calculated on total gross revenue of the Company — it was formerly calculated on telecommunications services revenue only. There is not a final court ruling on this issue. As of December 31, 2002 we have provisioned R$483.8 million for liabilities related to this claim.

     ICMS Due On Installation and Related Services

          On June 19, 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement in the scope of the ICMS to reach additional services to basic telecommunications services is questionable because (i) State Secretariats have acted beyond their authority, (ii) such an interpretation reaches services that are not considered telecommunications services, and (iii) such interpretation cannot be applied on a retroactive basis.

          From 1999 through December 31, 2001, our former fixed-line operating subsidiaries which are now a part of Telemar, were served notices of infringement related to ICMS on additional services, including installation, which are still pending a decision. These notices considered ICMS in arrears with respect to installation fees covering periods before and after June 1998. We consider the probability of a levy against Telemar as “remote” for those procedures that cover periods before June 1998 and “probable” for periods after June 1998. Based on advise from legal counsel, we have contingency provisions (period after June 1998) in the amount of R$141.9 million as of December 31, 2002.

     ICMS On International Telecommunications Services

          There are legal and administrative proceedings currently pending against us regarding the application of ICMS to telecommunications services involving international calls. The State Government claims that international calls are services rendered in Brazilian territory because the request and payment for the services occur in Brazil and are therefore subject to ICMS. ICMS assessments totaling R$64.0 million in connection with international calls were issued against us in 1999. We have made no provision for such taxes in the Consolidated Financial Statements because based on advice from our legal counsel we do not believe that we would be required to pay ICMS on international calls. In February 2000, a lower court issued an injunction favorable to us in connection with this proceeding. Based on external consultants, there is no risk for us related to this issue.

     Instituto Nacional de Seguro Social – INSS (National Social Security Institute)

          Brazilian social security regulations establish that a company contracting third-party services is jointly responsible for the payment of the Instituto Nacional de Seguro Social (“INSS”) social contribution which is payable by the contractor. Brazilian social security regulations also establish that any indirect remuneration, usually called fringe benefits, shall be included in our payroll for purposes of payment of the INSS social contribution. For legal purposes, indirect forms of remuneration of employees, such as housing, health insurance, transportation facilities and technical qualification courses, constitute fringe benefits. We have provisioned R$122.3 million for such liabilities, including R$27.7 million resulting from a new notice of default served on us after January 1, 2002. The January 1, 2002 notice to the Company was in the amount of R$243.3 million. However, based on the opinion of legal counsel the Company believes that the likelihood of an adverse outcome is “remote,” and accordingly have not reserved funds to cover such liabilities.

     Imposto Sobre Serviços – ISS (Tax on Service)

          In 1999, a number of municipalities in which the former fixed-line operating subsidiaries are located took the position that some supplementary services offered by telecommunications service providers to their clients that do not clearly fall within the definition of telecommunications services are subject to services tax (Imposto sobre Serviços—ISS), which is generally levied at the maximum rate of 5%. Several ISS tax assessments, totaling approximately R$320.0 million, were issued against us. Since this issue remains unresolved, we have taken the position that the tax assessments represent a probable liability. As of December 31, 2002, we reserved R$38.0 million based on the probable risk of loss regarding each of the several tax assessments issued against us.

     Contribuição Provisória para Movimentações Financeiras – CPMF (Tax on Cash Transferring)

          On August 26, 1999, the Company was granted an injunction exempting it from the payment of the CPMF, until at least July 2003. However, because the injunction may be reversed by the Supreme Court, the Company continues to maintain a provision to cover possible losses, recorded and restated on a monthly basis according to the activity of its bank accounts. Based on the opinion of its legal advisors, TNL recorded in July 2002 the amount of R$20,605 in connection with unpaid CPMF since January 2001. Increases in this amount refer to the supplementation of reserves arising from the review of the calculation criteria and information from the financial institutions.

     Imposto sobre Lucro Líquido – ILL (Tax on Net Profit)

          Telemar offset the ILL paid in previous years (up to calendar year 1992) in reliance of Supreme Court decisions on the unconstitutionality of this tax in similar cases involving other companies. Although several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. During 2002, Telemar reversed part of the reserve, in the approximate amount of R$16,003, after thoroughly reviewing the amounts offset in previous years, as well as the criteria adopted to restate such amounts. See Note 7 to the Consolidated Financial Statements.

     Imposto Operações Financeiras – IOF (Tax on Financial Transactions)

          Based on the opinion of its legal advisors, as well as the fact that Supreme Courts are not in agreement regarding the possibility of this tax being levied, the Company chose in December 2002 to record a provision to meet a possible levy of this tax on intercompany credit lines. As was the case with other provisions, IOF-related amounts were restated up to December 31, 2002.

     Federal Taxes

          On August 9, 2000, Telemar was served two notices of infringement by the Federal Revenue Department which called for a penalty in the aggregate amount of R$993.7 million. These are notices of tax default relating to income tax and social contribution on net profit related to taxable events that occurred in 1996 and, therefore, before the privatization of the Telebrás System. Telemar has timely submitted to the Federal Revenue Department in Rio de Janeiro the documents that demonstrate regular status of the accounting records that had been disallowed as well as appropriate payment of taxes payable with respect to the relevant period. Based on the opinion of our external legal consultants, we have classified such notices as having a “remote” risk of loss and, therefore, no provision is made.

Civil Litigation

     Preferred Shares

          In 1990, Telebrás’ board authorized a capital stock increase by means of a public share offering. During the offer, the Brazilian equivalent of the Securities Exchange Commission (CVM) started an inquiry to investigate the price of such new shares, issued at a discount relative to its book value. Upon completion of such inquiry, CVM informed the Federal Public Attorneys’ Office that, in CVM’s opinion, there had been no violation given that the price as established was compatible with the price of Telebrás shares traded in exchanges. Nevertheless, the Public Attorneys’ Office decided to take the matter to court. In April 1998, Telebrás was ordered to issue 13,718,350 thousand preferred shares to fulfill its obligation but it appealed the decision. As of December 31, 2002 we have maintained R$67.2 million provision for this claim.

     Operational Income – Interconnection – Fixed-to-Mobile Calls

          On July 6, 2000, Anatel decided that Embratel is entitled to income from the so-called interstate fixed-to-mobile calls, while local operators are entitled to income from intrastate calls in the period from June 1998, when the concession agreements were signed, until July 1999, at which point the provider selection code CSP 31 became effective for long distance services. Anatel’s decision established that, following introduction of the CSP, income belongs to the provider selected by the user. In our opinion,

Anatel misconstrued fixed-to-mobile services and PSTN. We believe that pursuant to Anatel’s rules in force, irrespective of the distance, income from fixed-to-mobile calls belongs to the local operator to which the subscriber who originated the call is bound. Telemar obtained a preliminary injunction against Embratel and commenced a lawsuit against Anatel. The preliminary injunction was granted by a lower court (provisional judicial act) to prevent offsetting by Embratel, a decision that has been affirmed to this date. However, such provisional measures can be stayed or vacated at any time. In light of the uncertainties surrounding the outcome of these actions, the Company maintains a provision of R$50.7 million.

     DETRAF

          The Company understands that Embratel has not complied with the Interconnection Agreement rule and Anatel’s decision establishing that, in order to challenge a DETRAF statement companies must first pay the stated amounts. It is also the Company’s understanding that Embratel did not challenge the Detraf statements in the manner prescribed in the Interconnection Agreement and Code of Conduct Agreement executed by the operators. Telemar has filed two suits against Embratel, the first is a collection suit with respect to the difference between the amounts billed Telemar and the amounts paid by Embratel for the usage of the network from August 2001 to August 2002. The second suit requests acceleration of tutelage so that Embratel refrains from withholding any amounts for remuneration for the use of Telemar networks. Telemar was granted the requested acceleration of tutelage, and the appeal filed by Embratel was dismissed.

     Common collection suits

          Embratel filed three common collection suits against Telemar involving amounts that are allegedly due to it for services provided including 0800 inter-regional and 0800 local calls, TU-COM tariffs and remuneration for long-distance national and international calls placed through public telephones. These claims total R$55.9 million and Telemar has contested them all, in addition to filing a counterclaim, whereby the amount of R$36.4 million is requested from Embratel.

     Other Lawsuits

          There are several other smaller lawsuits and administrative proceedings that deal with civil matters for which we have a R$85.5 million provision, and taxation matters for which a R$206.9 million provision has been made.

Policy on Dividend Distribution

          The Preferred Shares are entitled under the TNL’s by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (a) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of the Company’s shares, and (b) three percent of the equity value of the share (the “Preferred Dividend”). To the extent there are additional distributable profits, TNL is also required to distribute to all shareholders an amount equal to 25% of the adjusted net income (the “General Dividend”), determined in accordance with Brazilian Corporate Law. Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve. Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization. TNL’s obligation to pay General Dividends to holders of Preferred Shares will be met in as much as a Preferred Dividend is paid. Should dividends be distributed in excess of General Dividend, holders of Preferred Shares will share equally with holders of Common Shares in such excess, after allocation to holders of Common Shares of a dividend equivalent to the Preferred Dividend. TNL may also make additional distributions to the extent of available distributable profits and reserves. Telemar is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to the minority shareholders as well as to the TNL. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Significant Changes

          See “Item 5. Operating and Financial Review and Prospects.”

Item 9. The Offer and Listing

Information Regarding the Price History of the Stock to be Offered or Listed

          The principal trading market for the Preferred Shares is the BOVESPA. Until 2000, the Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the Rio de Janeiro Stock Exchange) and the seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “Trading on the Brazilian Stock Exchanges.” As of December 31, 2002, TNL had approximately 2.0 million shareholders.

          The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of TNL on the São Paulo Stock Exchange for the periods indicated.

	Reais per 1,000
	Preferred Shares

	High	Low

1998 (beginning September 21, 1998)	18.86	8.77
1999	48.50	11.23
2000	49.12	28.17
2001	48.95	20.81
1st Quarter	48.95	32.74
2nd Quarter	39.08	31.33
3rd Quarter	35.19	20.81
4th Quarter	37.04	22.60
2002	35.71	18.69
1st Quarter	35.71	26.98
2nd Quarter	31.20	24.40
3rd Quarter	26.50	20.30
4th Quarter	26.80	19.17
December	24.60	26.80
2003
1st Quarter	29.60	23.10
January	29.60	26.14
February	26.91	23.10
March	28.30	23.90
April	28.70	32.10
May	31.50	36.00
June (through June 12, 2003)

          In the United States, the Preferred Shares trade in the form of ADSs, each representing 1,000 Preferred Shares, issued by the Depositary pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TNE. As of February 28, 2003, there were approximately 109.0 million ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	US dollars per ADS

	High	Low

1998 (beginning November 16, 1998)	20.00	11.75
1999	25.50	8.19
2000	28.81	15.63
2001	25.50	14.32
1st Quarter	25.50	22.00
2nd Quarter	23.79	20.83
3rd Quarter	22.60	15.40
4th Quarter	17.48	14.32
2002	16.82	5.02
1st Quarter	16.67	12.44
2nd Quarter	13.90	8.86
3rd Quarter	9.88	5.30
4th Quarter	7.35	6.08
December	8.40	6.88
2003
1st Quarter	9.13	6.47
January	9.13	7.22
February	7.71	6.47
March	8.43	6.59
April	8.72	11.05
May	10.49	12.32
June (through June 12, 2003)

          Until August 21, 2001, the common shares and preferred shares of TELERJ, Telemig and Telebahia traded on the BOVESPA. The common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapá, Teleceará, Telepará, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe also traded on Sociedade Operadora de Mercado de Acesso (SOMA), an some-the-counter trading system based in Rio de Janeiro, until August 2001. The daily trading volumes on the SOMA averaged approximately R$15.3 million in 2001.

          After the corporate restructuring process, all these companies became part of Telemar Norte Leste, which began trading on the BOVESPA on September 24, 2001. The daily trading volume of Telemar averaged approximately R$10.9 million in 2002.

Trading on the Brazilian Stock Exchanges

          In May 2000, the nine Brazilian stock exchanges merged. Since the merger, private equity and debt have been traded only on the BOVESPA. Brazilian federal, state and municipal public debt has been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange. In 2000, BOVESPA accounted for approximately 97% of the trading value of equity securities on all Brazilian stock exchanges, and BOVESPA and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

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

          On September 20, 1999, the BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 6:00 to 10:00 p.m., that is, after regular trading hours. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via the BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices—whether positive or negative—corresponds to 2% in relation to the closing price at the regular trading session.

          There are no specialists or market makers for TNL’s shares on the BOVESPA. Trading in securities listed on the Brazilian stock exchanges may be executed off the exchanges in certain circumstances, although such trading is very limited.

          Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. (“CBLC”), which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

          As of December 31, 2002, the aggregate market capitalization of the 399 companies listed on the BOVESPA was approximately US$124 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder are held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

          The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2002, the monthly trading volume on the BOVESPA averaged approximately US$ 4.1 billion. In 2002, the five most actively traded issues represented approximately 41% of the total volume of shares traded on the BOVESPA.

          Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

          The Brazilian securities markets are regulated by the CVM, which has authority some stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority some brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Corporate Law and by Law No. 6,385, as amended (the “Securities Law”).

          Under the Corporate Law, a company is either public, a companhia aberta, such as TNL, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the BOVESPA or in the Brazilian some-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.

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

          Trading of shares is disallowed under certain circumstances for the following persons: the company itself, its controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws, or for persons who, as a result of their position, title or relationship with the company, have access to information regarding relevant acts or events, such as the impending disclosure of a relevant act or event, and the 15-day period before disclosure of the company’s quarterly and annual financial statements.

          The Brazilian securities markets are principally governed by Brazilian Securities Law, by Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetário Nacional (National Monetary Council). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

          On October 31, 2001 the Brazilian Congress passed a law amending Law No. 10,303 (Brazilian Corporate Law), which became effective in March 2002.

          Companies were given a one year period through March 2003 to amend their by-laws in accordance with the amended Brazilian Corporate Law. This amended law increases the right of minority shareholders, including holders of Preferred Shares, with restricted voting rights and granted more regulatory power to CVM. TNL modified its by-laws in accordance with this amended law with respect to dividends on December 27, 2002.

Item 10. Additional Information

Memorandum and Articles of Association

          Except as described in this section, all relevant information with respect to TNL’s by-laws are described in Item 14 of its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on September 18, 1998 (File No. 001-14487), which is incorporated by reference.

          Under Brazilian Law, there is no memorandum or articles of association. The only constitutive documents of TNL are the by-laws and the minutes of the General Shareholders Assembly for the Incorporation of the Company.

Organization

          TNL is a listed company duly registered with the CVM under No. 01765-5. According to Article 2 of the Company’s by-laws, its business purposes are:

•	to exercise control some the companies that exploit public fixed-line telephone services in Region I;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunications services in its concession area;

•	to promote, carry out or direct the acquisition of funds from internal and external sources to be used by it or by its subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the fixed-line telecommunications sector;

•	to carry out and promote the importation of goods and services for its subsidiaries or affiliates;

•	to carry out other activities that are similar or related to its business purposes; and

•	to invest in shares or quotas of other companies.

          Except as described in this section, TNL’s bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian Corporate Law.

     Qualification of Directors

          Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is living abroad, he must appoint an attorney-in-fact to act as his representative as required by Brazilian law.

     Allocation of Net Income and Distribution of Dividends

          The by-laws of TNL require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income for the preceding fiscal year as follows:

          (i)     5% to a legal reserve, not to exceed 20% of the paid-in capital of TNL; and

          (ii)     25% of adjusted net income against payment of dividends. Such amount will be increased if required to satisfy payment of dividends of Preferred Shares. This is a requirement of Brazilian Corporate Law.

          Whenever TNL accumulates or reserves profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian Corporate Law. In general, the Company has to pay dividends first to the Preferred Shares and then, to the Common Shares. The balance remaining will be prorated on an equal basis for all shares of stock. The dividends not claimed within 3 years will revert to TNL.

          In lieu of the payment of dividends as stated in the preceding two paragraphs, TNL may elect to make payments to shareholders characterized as interest on capital of TNL. See “Taxation—Distribution of Interest on Capital.”

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

          TNL convenes the shareholders’ meetings by publishing a notice in the Gazeta Mercantil newspaper and in the Federal Official Gazette. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. However, pursuant to TNL’s by- laws the meeting must be called with 30 days in advance if the meeting is to decide on the following matters:

•	the creation of Preferred Shares or the increase of existing classes disproportionately to the other classes of shares, if not yet forecasted or approved in the by-law;

•	changing the rights and buy back conditions or amortization of one or more classes of preferred shares, or the creation of a class with more favorable benefits;

•	reducing mandatory dividends;

•	approving a merger, company spin-off or company merger into another company;

•	approving the participation of TNL in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownership) as defined under the Brazilian Corporate Law;

•	changing TNL’s business purpose;

•	creating founders’ shares (partes beneficiárias);

•	ceasing TNL’s state of liquidation; and

•	approving TNL’s dissolution.

          The notice must always contain the meeting’s agenda and, in the case of a proposed amendment to the by-laws, an indication of the subject matter.

          The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders or the Conselho Fiscal, calls the general shareholders’ meetings. A shareholder may be represented at a general shareholders’ assembly by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of the management of the Company, a lawyer, or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

          In order to be held legally on the first call, the general shareholders’ meeting needs a quorum representing at least one quarter of the issued and outstanding Common Shares; at a second call, the general shareholders’ meeting can be held without a required quorum. However, if the purpose of a general meeting is to amend TNL’s by-laws, shareholders representing at least two-thirds of the issued and outstanding Common Shares must be present. If quorum is not met, the Board of Directors may call a second meeting with notice given at least eight calendar days prior to the scheduled meeting, in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the voting requirements for certain matters described below.

     Voting Rights

          Each Common Share entitles its holder to one vote at TNL’s shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ assembly are passed by a simple majority vote by holders of the Common Shares; abstentions are not taken into account.

          Holders of non-voting Preferred Shares may acquire voting rights if TNL fails to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid by TNL. In addition, its preferred shareholders have voting rights in the following circumstances:

•	approval of long-term agreements between TNL or its subsidiaries, on one hand, and the controlling shareholder or its subsidiary or affiliated companies, or companies that are under common control with, or have control some, the controlling shareholder, on the other hand, except for standard clause agreements; and

•	amendment or repeal of the provision above, as well as a provision requiring a 30-day notice for calling a General Meeting to review certain matters listed above, and a provision requiring that any approval by the company of a merger, spin-off, consolidation or dissolution of subsidiaries must be preceded by an economic-financial analysis conducted by independent experts, ensuring fair treatment to all interested companies.

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

          These actions are put to the vote of the holders of the adversely affected preferred shares at a special meeting, where each preferred share entitles the shareholder to one vote. Preferred shareholders do not have a vote on any other matter, beyond those mentioned here.

          Notwithstanding those previously mentioned, the approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;

•	approving a merger with or into another company or company spin-off;

•	approving the participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownership) as defined under the Brazilian Corporate law;

•	changing the business purpose;

•	creating founders’ shares (partes beneficiárias);

•	ceasing the state of liquidation; and

•	approving the dissolution.

          Pursuant to the Brazilian Corporate Law, holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•	amend the by-laws, including changes to the rights of the holders of the common shares;

•	elect or dismiss members of the Board of Directors and elect the majority of the members of the Conselho Fiscal;

•	receive the yearly accounts prepared by the management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures and founders’ shares (partes beneficiárias), with the exception of the Board of Directors’ ability to determine whether to issue simple debentures, not convertible into shares and with no real guarantee;

•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize TNL’s legal form, merge, spin off, dissolve or liquidate, elect or dismiss the liquidators or examine their accounts; and

•	authorize TNL’s management to file for bankruptcy or request concordat (similar to Chapter 11 proceeding under US bankruptcy law).

     Rights of Withdrawal

          The Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw from participation in a company and to receive a payment for his or her equity interest if an independent valuation were to determine based on its last approved balance sheet that the company’s economic value was lower than the company’s net equity.

          This right of withdrawal may be exercised:

          (i)     by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that a majority of all outstanding common shares authorizes:

•	the creation of preferred shares or an increase in an existing class of shares without preserving the proportions with the other classes of shares, except as already authorized by TNL’s by-laws;

•	the change of a preference, privilege or condition of redemption or amortization of preferred shares;

•	the creation of a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares; or

          (ii)     by all dissenting or non-voting shareholders in the event that a majority of all outstanding common shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in the business purpose;

•	a transfer of all shares to another company, making the Company a wholly-owned subsidiary of such company, known as an incorporação de ações;

•	to revert winding up of the Company, to create founders’ shares (partes beneficiárias) or to dissolve the Company; or

          (iii)     by the dissenting or non-voting shareholders, in the event that a majority of all outstanding common shares authorizes:

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

•	a merger with or into another company, or the spin-off of the Company under certain circumstances defined in the Brazilian Corporate Law; or

•	participation in a “grupo de sociedades.”

          In the event that the Company is merged with another one, becomes part of a “group of companies” or has its control acquired by another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, or in the event of “grouping of shares,” holders of any type or class of shares that are marketable and spread out in the market will not have the right to withdraw. Shares are considered marketable when that type or class of share is part of a general index, defined by the Comissão de Valores Mobiliários, that is representative of the securities portfolio listed in stock exchanges in Brazil or abroad. Shares are considered spread out in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.

          In the event of a spin-off, the right to withdraw will exist only when the spin-off implies a change in the company purpose (except if the spun-off assets revert to companies whose main purpose is the same as the split company’s), a reduction in compulsory dividends, or a participation in a “group of companies.”

          Dissenting shareholders or those without voting rights are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not become a listed company whose shares are traded in the secondary market within 120 days from the general shareholders’ meeting that approved the relevant merger or spin-off was taken.

          Dissenting shareholders or shareholders with no voting rights are only entitled to withdraw when they are shareholders of record at the time when the first notice calling for a general meeting to deliberate on this matter is published or at the time when a relevant event is announced, whichever is earlier.

          The right to withdraw lapses 30 days after publication of the minutes of the meeting where the act was taken, except when the resolution is taken pending confirmation by the holders of preferred shares (such confirmation to be given at special meeting to be held within a year). In this event, the 30-day period for shareholders who disagree with the special meeting deliberation begins at the date of publication of the special meeting minutes. The Company is entitled to reconsider, within 10 days after expiration of the exercise period of withdrawal rights, any act which gives rise to such rights, should reimbursement of shares held by dissenting shareholders be deemed to have a negative impact on its financial stability.

          In any one of the situations above, shares would be redeemable at their net book value, determined based on the most recent balance sheet approved by shareholders. The reimbursement amount can only be lower than such amount if established based on the economic value of enterprise, to be determined through an appraisal. If the general meeting that gave rise to such redemption rights is held more than 60 days after the date of the most recent approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days before the general meeting.

     Liquidation Procedures

          In the event of the liquidation of TNL, the holders of Preferred Shares would be entitled to priority some the holders of Common Shares in the reimbursement of the capital, with no premium. The amount to which they would be entitled is based on the portion of the capital stock represented by the Preferred Shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all the creditors of TNL had been paid, the residual assets would be used to return the amount of capital represented by the Preferred Shares to its holders. Once the holders of Preferred Shares had been fully reimbursed, the holders of the Common Shares would be reimbursed on the portion of the capital stock represented by the Common Shares. All the shareholders of TNL would participate equally and ratably in any remaining residual assets.

     Form and Transfer of Securities

          TNL’s shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make the transfer, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

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

          Even after 5 years, a transfer of control, the result of which is that direct or indirect control of concessionaires servicing different regions under the Concession Agreement is assigned to a single shareholder or group of shareholders, will not be allowed if Anatel considers such impediment necessary to carry the Concession Agreement through.

          The disposal of the control of a publicly-held company, such as TNL and Telemar, can only be effected on condition that the acquirer undertakes to make a public offering to purchase the voting shares of the remaining shareholders, at a price equal to at least 80% of the amount paid for each voting share included in the controlling block. Minority shareholders will have the option to keep their shares, upon payment of a premium equal to the excess of the market value of the shares some the amount paid for each share included in the controlling block. The public offering must comply with the rules issued by CVM.

          Disposal of control is defined as the direct or indirect transfer of those shares included in the controlling block, shares subject to shareholders’ agreements, securities convertible into voting shares, assignment of share and other securities subscription rights, or rights attached to securities convertible into shares which may result in the disposal of the company control.

          The Company’s by-laws require that approval by its shareholders of mergers, split-ups or dissolution of its subsidiaries be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably. The shareholders of the companies involved in the process shall have full access to the report on the analysis.

     Amendments

          The by-laws were last amended on April 10, 2003.

     Disclosure of Shareholder Ownership

          Brazilian regulations establish that the controlling shareholders and those shareholders who elected the members of the Board of Directors or Conselho Fiscal, as well as any other person or group of persons acting together or representing the same interest, and who directly or indirectly hold 5% or more of any type or class of the shares in a publicly-owned company, disclose their shareholding to CVM and other stock exchanges. A statement to this effect, setting forth the information required, must also be published in adequate Brazilian newspapers. This publication requirement may be waived by CVM when the company shares are spread out in the market and the purchaser represents that it is not his/her intention to alter the share control or administrative structure of the company, provided that the CVM deems the disclosure satisfactory. Every 5% increment in shareholding must be similarly disclosed thereafter.

Material Contracts

          The following is a summary of the material contracts to which the Company is a party, other than contracts entered into in the ordinary course of business.

          As of November 30, 1999, Telemar and Telemar Participações entered into a management services agreement, providing for consulting and management assistance services by Telemar Participações to Telemar. This agreement represents the only material contract not entered into in the ordinary course of business. The management services agreement is effective until 2003, and its term may be extended. Telemar Participações’ remuneration for providing management services under the management services agreement is a percentage of net revenues of Telemar, determined in accordance with the Brazilian Corporate Law, as follows: 1% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003. As of December 31, 2002, the payment due to Telemar Participações under the management services agreement for the year 2002, in the amount of R$57.7 million, was recorded as general and administrative expenses. See “Note 5 and Note 3 to the Consolidated Financial Statements.”

Exchange Controls

          The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A. (the “Custodian”), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares into US dollars and remitting such US dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

          In Brazil, there is a mechanism available to foreign investors interested in trading directly on the São Paulo Stock Exchange. Until March 2000, this investment mechanism was known as “Annex IV” after Annex IV to Resolution No. 1,289 of the National Monetary Council—the “Annex IV Regulations.” Currently, this investment mechanism is regulated by Resolution No. 2,689 dated January 26, 2000 of the National Monetary Council and by Instruction No. 325 dated January 27, 2000 of the CVM, as amended (the “2,689 Regulation”).

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

          The securities and other financial assets held by the foreign investor pursuant to the 2,689 Regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized in some-the-counter markets licensed by the CVM.

          All investments made by a foreign investor under the 2,689 Regulation will be subject to an electronic registration with the Central Bank. Foreign investments registered under Annex IV Regulations had to be conformed to the new regulations of capital registration by September 30, 2000.

          The 2,689 Regulation also extends a favorable tax treatment to all foreign investors investing pursuant to these new regulations. See “Taxation—Brazilian Tax Considerations.”

          A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, the holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after the exchange, following which the holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Taxation—Brazilian Tax Considerations.”

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

     Registered Capital

          Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies for benefits under Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in US dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the US dollar equivalent of (i) the average price of a Preferred Share on the BOVESPA on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the BOVESPA during the fifteen trading sessions immediately preceding such withdrawal. The US dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

          A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in US dollars received by the non-Brazilian holder.

Taxation

          The following summary contains a description of the principal Brazilian and US federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

          Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

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

     Distribution of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on capital of TNL as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time (11% per annum for the three month period beginning April 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of TNL’s Board of Directors.

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

          Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends TNL is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporate Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into US dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

          Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a non-Brazilian holder of Preferred Shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in Preferred Shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on the BOVESPA or qualified some-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

          There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under Resolution 2,689 will be maintained.

          Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “Registered Capital.”

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

          The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the US dollar value of such shares with the Central Bank as described in “Exchange Controls—Registered Capital.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

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

          In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax”) will be imposed on distributions by

TNL in respect of ADSs at the time such distributions are converted into US dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and is currently imposed at a rate of 0.38%. On June 12, 2002, the Brazilian Congress approved an extension of the CPMF tax until December 31, 2004. The rate of 0.38% is maintained until December 31, 2003, changing to 0.08% for the subsequent period. The Brazilian Congress also approved that, as of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.

     US Federal Income Tax Considerations

          The statements regarding US tax law set forth below are based on US law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the US dollar, holders of 10% or more of the shares of TNL (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

          Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than US federal income tax laws, of an investment in Preferred Shares or ADSs.

          In this discussion, references to ADSs also refer to Preferred Shares, and references to a “US holder” are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to US federal income taxation on a net basis with respect to the ADS.

          For purposes of the US Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs.

     Taxation of Distributions

          A US holder will recognize ordinary dividend income for US federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by TNL as a dividend to the extent that such distribution is paid out of TNL’s current or accumulated earnings and profits, as determined for US federal income tax purposes, when such distribution is received by the custodian, or by the US holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into US dollars in effect on the date the distribution is received by the Custodian, or by a US holder in the case of a holder of Preferred Shares. If the Custodian, or US holder in the case of a holder of Preferred Shares, does not convert such reais into US dollars on the date it receives them, it is possible that the US holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into US dollars. Under new rules applicable to dividends received after 2002 and before 2009, an individual US holder generally will be subject to US taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. You should consult your own tax adviser regarding the implications of these new rules in light of your particular circumstances. Dividends paid by TNL will not be eligible for the deduction for dividends allowed to corporations under the Code.

          Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain US holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the US federal income tax liability of a US holder if such US holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a US holder’s expected economic profit is insubstantial. US holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

          Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of TNL generally will not be subject to US federal income tax.

          Holders of ADSs that are foreign corporations or nonresident alien individuals (“non-US holders”) generally will not be subject to US federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for US federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

     Taxation of Capital Gains

          Upon the sale or other disposition of an ADS, a US holder will generally recognize gain or loss for US federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the US holder’s tax basis in the ADS. Such gain or loss generally will be subject to US federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Long-term capital gains recognized by an individual holder generally are subject to reduced rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a US holder on a sale or disposition of ADSs generally will be treated as US source income. Consequently, if Brazilian tax is imposed on such gain, the US holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

          A non-US holder will not be subject to US federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Backup Withholding and Information Reporting

          Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Preferred Shares to a US holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the US holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle the US holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

          A non-US holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because some of our costs are denominated in currencies (primarily the US dollar) other than those in which we earn our revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. In 2000 we began to use derivative instruments, such as foreign exchange swap and forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1650 per US$1.00 on March 3. Between December 31, 1998 and December 31, 1999, the real depreciated 32.4% against the US dollar, and at December 31, 1999, the commercial market rate for purchasing US dollars was R$1.7890 to US$ 1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8294 per US$1.00, showing a slight depreciation of the real in relation to the same average rate in 1999, of 0.8%. However, in 2001 the real continued to devalue against the US dollar. The exchange rate fluctuated in a range between R$1.9353 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3519, showing a depreciation of 28.6% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2720 and R$3.9548 per US$1.00, while the average rate was R$2.9185 per US$1.00, showing a depreciation of 24.2% in the period.

          Approximately 72.5% of the Company’s debt obligations are denominated in foreign currency. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet debt service obligations. In 2002, we continued our policy of limiting our exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2002, approximately R$1,002.9 million, or 8.2% of the total Company’s debt obligations were not hedged. Accordingly, an unfavorable 1% change in the real-US dollar exchange rate would have resulted in a R$10 million increase in the Company’s debt obligations as of December 31, 2002. For further information about such swap agreements and other financial instruments utilized by us, see Note 19 to the Consolidated Financial Statements.

          We continue to have exchange rate exposure with respect to our planned capital expenditures. In 2002, approximately 39% of our capital expenditures were made in US dollars. The potential loss in connection with our planned capital expenditures for 2003 that would have resulted from each unfavorable 1% change in the real-US dollar exchange rate, assuming that we carry out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$8.0 million.

Interest Rate Risk

          As of December 31, 2002, we had approximately R$10,774.4 million in loans and financing outstanding, considering the results of currency swap operations and including R$1,321.0 million of local non-convertible debentures. Approximately 100% of our local-currency denominated debt of R$2,042.4 million bears interest at floating rates based on either the TJLP or the interbank certificates of deposits — CDI rate for real-denominated indebtedness and approximately 80% of our foreign currency-denominated indebtedness bears interest at floating rates based on US dollar LIBOR. As of December 31, 2002, we did not have any derivative contracts outstanding that could limit our exposure to variation in the TJLP or CDI rate. However, we invest our excess liquidity (R$1,484 million at December 31, 2002) mainly in short-term instruments, and our exposure to Brazilian interest rate risk is therefore partially limited by our real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to our exposure with respect to existing indebtedness, we would also be exposed to interest rate volatility with respect to future indebtedness in case we decide that a protection against interest rate variation is not required.

          Every increase of 100 basis points in the CDI rate or LIBOR implies an additional interest exposure on local currency-denominated assets and liabilities of R$78.0 million and R$45.0 million, respectively, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2002 had occurred. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate or LIBOR as the case may be, in 2003, in relation to December 31, 2002, applicable to each homogeneous category of financial assets and liabilities and sustained some a period of one year.

Item 12. Description of Securities other than Equity Securities

          Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          Since the completion of our audited and consolidated financial statements for the period ended on June 30, 2001, we have been out of compliance with the following financial covenants set forth in our BNDES facility, dated as of December 13, 2000, in which we are guarantors: (a) current assets divided by current liabilities (AC/PC) must be equal to or greater than 1.20; and (b) EBITDA divided by current liabilities (EBITDA/PC) must be equal to or greater than 1.20. TNL has requested and been granted several waivers from BNDES, as well as from Banco Itaú S.A., Banco do Brasil S.A., Banco Bradesco, Banco Alfa, Unibanco, Citibank, Banco Safra, Banco Votorantim, Banco Sudameris and Banco Santander as Lenders under the BNDES facility for failure to comply with these covenants. The waivers from BNDES and the other banks excuse non-compliance with these covenants through January 1, 2004. TNL expects to be able to comply with these covenants by the end of June 2003 which will be the next time that we will be required to determine if we meet the financial ratios set forth in these covenants. For additional information regarding our BNDES facility see “Item 5. Operation and Financial Review and Projects—Liquidity and Capital Resources.”

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Law 10,303/01 introduced significant changes in the Brazilian Corporate law, including minority shareholders rights, in particular preferred shareholders. For more details on this, see Part I, Item 8 (Dividend Distribution Policy) and Item 10.

Item 15. Controls and Procedures

          Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officers and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

          There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16B. Code of Ethics.

          The Company has adopted a Code of Conduct and Transparency that applies to its directors, officers, controlling shareholders and members of the Conselho Fiscal in accordance with CVM rules satisfying the requirements of Brazilian Law. The Company’s Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, Brazilian Law no. 6.404 Article 156 specifies that an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, conditions which are identical to those that prevail in the market or under which the company would contract with third parties. Any business which is contracted in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

PART III

Item 17. Financial Statements

          TNL has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

          Reference is made to pages F-1 through F-95.

Item 19. Exhibits

No.	Description

1.1	By-laws of the Company as of April 10, 2003.

2.1	Deposit Agreement, dated as of July 27, 1998 among the Company, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, filed as Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File # 001-14487), incorporated by reference.

2.2	Note Purchase Facility Agreement, dated as of August 10, 2001 among TNL PCS S.A., as Issuer, Tele Norte Leste Participações S.A., as Guarantor, ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser, Tranche A Participation Agent, Tranche B Participation Agent, Tranche C Participation Agent, US Collateral Agent, Book Runner, Chase Trust Bank, as Principal Paying Agent, and the Tranche D Lenders.

2.3	Subloan Agreement, dated as of December 15, 2000, among the Company, as Guarantor, BNDES and a syndicate of banks led by Banco do Brasil and Banco Itaú in English.

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and with a translation into English, filed as Exhibits 10.1 and 10.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File # 001-14487), incorporated by reference.

4.2	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and with a translation into English, filed as Exhibits 10.3 and 10.4 to the Company’s Registration Statement on Form 20-F filed with the Commission on September 18, 1998 (File # 001-14487), incorporated by reference.

4.3	Statement of Authorization for Personal Mobile Services between Anatel and Oi.

4.4	Statement of Authorization for Domestic Long-distance Mode of Switched Wireline Telephone service between Anatel and Oi.

4.5	Statement of Authorization for International Long-distance Mode of Switched Wireline Telephone Service between Anatel and Oi.

4.6	Certifications of the Company’s attainment of the targets established by Anatel for the 16 states in which the Company operates.

8.1	List of the Subsidiaries.

10.1	Certifications of the co-Chief Executive Officers and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

11.1	Code of Ethics of the Company.

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

          Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide wireless telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A.”

          Band B Service Provider: A wireless service provider that has been granted a concession to provide wireless telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

          Base station: A radio transmitter/receiver that maintains communications with the wireless telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

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

          CDMA (Code Division Multiple Access): A standard of digital wireless telecommunications technology.

          Cell: The geographic area covered by a single base station in a wireless telecommunications system.

          Wireless service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total wireless telecommunications system service area.

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

          Exchange: See Switch.

          DWDM (Dense Wavelength Division Multiplex) transmission systems: It is the higher-capacity of a WDM (Wavelength Division Multiplex), which is a means of increasing the capacity of fiber-optic data transmission system through the multiplexing of multiple wavelengths of light.

          Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

          GPRS (General Packet Radio Service): Typically referred to as the “2.5” G standard for companies employing GSM, which is not optimal for data (slow speeds of 9.6kbps). GPRS is a relatively less expensive way (supposedly) of enabling a GSM network with a data overlay; GPRS enables speeds in the range of 115kbps.

          GSM (Global System for Mobile Communications): An international standard for digital wireless service.

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

          SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads some physical transmission networks.

          Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

          SIM (Subscriber Identity Module) Cards: A card designed to personalize the customers information, a feature of the GSM standard.

          SMP (Personal Mobile Services): A networking system that provides secure digital wireless communications in a high frequency range. It uses small low-powered base stations and light-weight and compact handsets. It offers voice and data transmission capabilities, enhanced mobile connection and heightened subscriber capacity as well as features like caller ID and alphanumeric messaging.

          Specialized Services Companies: Companies which were duly permitted by Anatel to provide specialized limited services, such as (i) private mobile services provided by means of radio communication system, in radio-frequencies bands of 460, 800 and 900 MHz, (ii) private fixed-line services to allow point-to-point or multi-point telecommunications through circuits, (iii) private network services, and (iv) duplex radio communication services.

          Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

          TDMA (Time Division Multiple Access): A standard of digital wireless telecommunications technology.

          Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

          Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

          VSAT (Very Small Aperture Terminal): A small satellite antenna used for satellite based point-to-multipoint data communications applications.

          WAP (Wireless Application Protocol): A protocol that simplifies standard internet codes for the more limited transmission features of a wireless handset.

SIGNATURES

          Tele Norte Leste Participaçõnes S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕNES S.A.

By: /s/ Marcos Grodetzky

Name: Marcos Grodetzky
Title: Chief Financial Officer

Dated: June 12, 2003

CERTIFICATIONS

I, Ronaldo Iabrudi dos Santos Pereira, certify that:

1.     I have reviewed this annual report on Form 20-F of Tele Norte Leste Participações S.A.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date:

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 13, 2003

By: /s/ Ronald Iabrudi dos Santos Pereira

Name: Ronaldo Iabrudi dos Santos Pereira
Title: Director Superintendent

I, Luis Eduardo Falco, certify that:

1.     I have reviewed this annual report on Form 20-F of Tele Norte Leste Participações S.A.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date:

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 13, 2003

By: /s/ Luis Eduardo Falco

Name: Luis Eduardo Falco
Title: Director Superintendent

I, Marcos Grodetzky, certify that:

1.     I have reviewed this annual report on Form 20-F of Tele Norte Leste Participações S.A.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report the Evaluation Date;

d) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 13, 2003

By: /s/ Marcos Grodetzky

Name: Marcos Grodetzky Title: Director

Report of Independent Accountants

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2002 and 2001 and the changes in shareholders’ equity and the results of their operations and their changes in financial positions for each of the three years in the period ended December 31, 2002, all expressed in Brazilian reais, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.

Accounting practices adopted in Brazil vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results of operations for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Notes 31 and 32 to the consolidated financial statements.

/s/PricewaterhouseCoopers	Rio de Janeiro, Brazil
Auditores Independentes	February 26, 2003, except as to the information contained in Note 1 (a) (ii), for which the date is May 30, 2003.
PricewaterhouseCoopers Auditores Independentes

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2002	2001

Current assets:
Cash and cash equivalents	1,512,703	1,234,443
Trade accounts receivable, net	2,724,931	2,145,844
Deferred and recoverable taxes	1,456,830	1,293,095
Prepaid expenses	179,354	97,018
Other assets	215,351	180,118

Total current assets	6,089,169	4,950,518

Long-term assets:
Deferred and recoverable taxes	1,680,699	1,561,173
Judicial deposits	313,269	273,201
Prepaid expenses	67,921	29,867
Other	299,888	84,444

Total long-term assets	2,361,777	1,948,685

Permanent assets:
Investments	98,577	98,219
Property, plant and equipment, net	16,842,860	18,146,569
Intangible assets	1,432,955	1,163,976
Deferred charges	636,246	458,049

Total permanent assets	19,010,638	19,866,813

Total assets	27,461,584	26,766,016

Current liabilities:
Payroll and related accruals	260,422	181,860
Suppliers	1,634,743	2,199,346
Dividends and interest on own-capital	703,169	538,042
Deferred taxes and taxes on income	283,489	86,958
Taxes other than on income	481,800	436,572
Loans and financing	1,747,472	1,370,561
Licenses payable		603,900
Consignment on behalf of others	113,449	85,720
Amounts payable relating to the Pegasus acquisition (Note 1(b))	153,911
Other	111,433	106,395

Total current liabilities	5,489,888	5,609,354

Long-term liabilities:
Deferred taxes	872	872
Taxes other than income	138	608
Loans and financing	7,705,869	6,249,321
Provisions for contingencies	1,772,648	1,491,438
Debentures	1,300,000	1,300,000
Other	37,411	30,906

Total long-term liabilities	10,816,938	9,073,145

Minority interest	2,034,179	2,057,180

Shareholders’ equity:
Own-capital and reserves	5,323,850	7,396,342
Retained earnings	3,796,288	2,626,931

Total shareholders’ equity	9,120,138	10,023,273
Funds for capitalization - expansion plan contributions	441	3,064

Total shareholders’ equity and funds for capitalization	9,120,579	10,026,337

Total liabilities and shareholders’ equity	27,461,584	26,766,016

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2002	2001	2000

Net operating revenue:
Services provided to third parties	11,568,296	10,103,066	8,126,990
Sales of handsets and accessories	305,657
Cost of services:
Provided by third parties	(7,738,089)	(6,806,635)	(5,294,442)
Cost of handsets and accessories	(414,356)

Gross profit	3,721,508	3,296,431	2,832,548
Operating (expenses) income:
Selling	(1,307,354)	(1,571,070)	(885,726)
General and administrative	(1,014,602)	(869,680)	(835,782)
Other operating (expense) income, net	(144,285)	(225,455)	128,124
Other non-recurring extraordinary income	153,233

Operating income before interest	1,408,500	630,226	1,239,164
Interest income	384,471	494,442	274,163
Interest expense	(2,345,573)	(918,754)	(323,119)

Operating income (loss)	(552,602)	205,914	1,190,208
Non-operating income (expenses), net	28,441	(2,120)	15,884
Employees’ profit share	(130,893)	(28,410)	(64,831)

Income (loss) before income taxes and minority interests	(655,054)	175,384	1,141,261
Income tax and social contribution (expense) benefit	371,312	21,679	(174,638)
Minority interests	(131,856)	(56,685)	(257,216)

Net income (loss)	(415,598)	140,378	709,407

Shares outstanding at the balance sheet date (thousand)	375,065,248	369,469,693	369,752,180
Net income (loss) per thousand shares outstanding at the balance sheet date (in reais)	(1.11)	0.38	1.92

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31
(Expressed in thousands of Brazilian Reais)

	2002	2001	2000

Financial resources were provided by:
Net income (loss) for the year	(415,598)	140,378	709,407
Minority interests	131,856	56,685	257,216
Expenses (income) not affecting working capital:
Depreciation and amortization	3,863,109	2,926,421	2,803,282
Provision for tax incentives losses	71	19,284	5,253
Equity accounting adjustments and capital gain	3,596	(44,023)	(1,483)
Deferred income tax and social contribution	(364,894)	(365,991)	(29,635)
Loss on disposals of property, plant and equipment	29,648	29,896	159,502
Provisions for contingencies	631,230	609,744	100,001
Interest (income) expense on long-term assets and liabilities	898,477	194,161	70,456
Other	(29,113)	(23,563)	(9,414)

	4,748,382	3,542,992	4,064,585
Increase in long-term liabilities	2,999,887	6,506,906	2,172,373
Transfer from long-term receivables to current assets	286,670	200,590	219,388
Dividends prescribed and reversal of dividends	21,271	21,069	4,791

Total funds provided	8,056,210	10,271,557	6,461,137

Financial resources were used for:
Increase in long-term receivables	451,847	848,271	95,003
Increase in treasury shares		169,492
Increase in permanent assets:
Investments		143,474	9,594
Goodwill on investments	278,201	61,969
Property, plant and equipment	2,013,382	8,940,031	2,936,827
Intangible assets		1,102,007
Deferred charges	221,024	479,222

	2,964,454	11,744,466	3,041,424
Accrued dividends and interest attributable to capital	668,365	466,906	409,053
Transfer from long-term to current liabilities	2,986,791	1,230,009	343,389

Total funds used	6,619,610	13,441,381	3,793,866

Working capital of acquired investment (Pegasus)	(201,710)
Increase (decrease) in working capital	1,234,890	(3,169,824)	2,667,271

Changes in working capital
Current assets
At the end of the year	6,089,169	4,950,518	6,108,374
At the beginning of the year	4,950,518	6,108,374	2,915,149

	1,138,651	(1,157,856)	3,193,225

Current liabilities
At the end of the year	5,513,115	5,609,354	3,597,386
At the beginning of the year	5,609,354	3,597,386	3,071,432

	(96,239)	2,011,968	525,954

Increase (decrease) in working capital	1,234,890	(3,169,824)	2,667,271

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31
(Expressed in thousands of Brazilian Reais)

		2002	2001	2000

(i)	Cash flow from operating activities
	Net income (loss) for the year	(415,598)	140,378	709,407
	Minority interests	131,856	56,685	257,216
	Adjustment to reconcile net income (loss) to net cash provided by operating activities:
	Interest on monetary and exchange variation on loans and financing	1,954,234	948,196	925,545
	Depreciation	3,645,467	2,927,784	2,673,268
	Amortization of deferred charges	43,840	6,455
	Amortization goodwill Pegasus	6,196
	Amortization of Goodwill (Note 1(d))	167,606	167,606	167,606
	Amortization of negative goodwill		(175,424)	(37,591)
	Equity accounting adjustments and capital gain	3,596	(44,023)	(1,483)
	Net results of disposals of permanent assets	29,648	29,896	159,502

		5,566,845	4,057,553	4,853,470

	(Increase) decrease in assets
	Accounts receivable	(559,868)	356,635	(1,094,023)
	Deferred and recoverable taxes	(427,796)	(924,745)	(1,227,604)
	Prepaid expenses	(109,792)	(89,773)	(4,633)
	Inventories	(71,988)	(9,299)	(11,730)
	Judicial deposits	(40,068)	(138,070)	(54,217)
	Other assets	(136,247)	99,098	5,963
	Increase (decrease) in liabilities
	Suppliers	(625,755)	840,875	358,990
	Payroll and related accruals	75,430	(3,811)	29,039
	Deferred taxes and taxes	238,306	65,828	127,023
	Provisions for contingencies	281,210	609,744	(40,642)
	Other accounts payable	(17,213)	64,214	121,640

	Net cash provided by operating activities	4,173,064	4,928,249	3,063,276

(ii)	Cash flow from investing activities
	Capital expenditures	(2,013,382)	(10,042,038)	(2,936,827)
	Acquisition of permanent investments	(50,000)	(143,474)	(8,611)
	Deferred charges	(221,024)	(479,222)
	Acquisition of treasury shares		(169,492)

	Net cash used in investing activities	(2,284,406)	(10,834,226)	(2,945,438)

(iii)	Cash flow from financing activities
	Loans and financing obtained	2,296,595	5,044,206	2,174,854
	Debentures issued		1,300,000
	Loans granted that were received	15,614	11,547
	Licenses payable	(603,900)	603,900
	Payment of principal amounts of loans and financing	(1,910,709)	(986,864)	(436,051)
	Interest paid on loans and financing	(1,021,362)	(538,435)	(144,995)
	Payment of dividend and interest on own-capital	(386,636)	(386,505)	(314,967)

	Net cash provided by (used in) financing activities	(1,610,398)	5,047,849	1,278,841

	Increase (decrease) in cash and cash equivalents	278,260	(858,127)	1,396,679

	Cash and cash equivalents at the beginning of the year	1,234,443	2,092,570	695,891
	Cash and cash equivalents at the end of the year	1,512,703	1,234,443	2,092,570

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

		Capital reserves		Earnings reserves

			Fiscal
		Special	incentives		Unrealized
	Share	reserve	and	Legal	income
	capital	of goodwill	donations	reserve	reserve

At December 31, 1999	3,741,151	2,464,787	11,100	186,331	2,750,514
Share goodwill reserve provision		(1,599,647)
Capitalization of reserves and retained earnings	400,448	(13,367)		(186,331)
Realization of unrealized income reserve					(134,070)
Net income for the year
Constitution of legal reserve				19,798
Dividends proposed

At December 31, 2000	4,141,599	851,773	11,100	19,798	2,616,444
Capitalization of reserves	167,606	(167,606)
Reversal of the elimination of capitalized interest expense
Fiscal incentives			9,035
Acquisition of treasury shares
Net income for the year
Constitution of legal reserve				7,019
Dividends proposed

At December 31, 2001	4,309,205	684,167	20,135	26,817	2,616,444
Dividends prescribed
Capitalization of reserves	167,606	(167,606)
Loss for the year
Realization of unrealized income reserve					(2,072,492)
Interest on capital proposed

At December 31, 2002	4,476,811	516,561	20,135	26,817	543,952

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained	Treasury
	earnings	shares	Total

At December 31, 1999	2,407,234	(90,934)	11,470,183
Share goodwill reserve provision			(1,599,647)
Capitalization of reserves and retained earnings	(200,750)
Realization of unrealized income reserve	134,070
Net income for the year	709,407		709,407
Constitution of legal reserve	(19,798)
Dividends proposed	(248,496)		(248,496)

At December 31, 2000	2,781,667	(90,934)	10,331,447
Capitalization of reserves
Reversal of the elimination of capitalized interest expense	11,905		11,905
Fiscal incentives			9,035
Acquisition of treasury shares		(169,492)	(169,492)
Net income for the year	140,378		140,378
Constitution of legal reserve	(7,019)
Dividends proposed	(300,000)		(300,000)

At December 31, 2001	2,626,931	(260,426)	10,023,273
Dividends prescribed	12,442		12,442
Capitalization of reserves
Loss for the year	(372,563)		(372,563)
Realization of unrealized income reserve	2,072,492
Interest on capital proposed	(499,979)		(499.979)

At December 31, 2002	3,839,323	(260,426)	9,163,173

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

1.       Description of business and summary of significant accounting policies

          Tele Norte Leste Participações S.A.(the “Parent Company”) and its subsidiaries are referred to as (“the Company” or “TNL”) in these financial statements.

(a)  Description of business

          The Company’s business is carried out by three primary business segments:

(i)      Fixed-line telecommunications:

          Fixed-line telecommunications services are provided by Telemar Norte Leste S.A. (“Telemar”) in its operating area - Region I - which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (but excluding the “Triângulo Mineiro” and certain areas of “Alto Paranaíba” in the state of Minas Gerais) (“Region I”). These services are provided under a concession granted by Agência Nacional de Telecomunicações (“Anatel”), the National Agency for Telecommunications, the regulatory authority for the Brazilian telecommunications sector, which expires on December 31, 2005. The concession may be extended for an additional 20-year period, if the terms of such extension and the conditions regarding new universal service and quality targets, in each case to be determined by Anatel and the Ministry of Communications and they are met, at the cost of 2% of net revenues payable every two years.

          Anatel certified the early attainment by Telemar of the universal service targets set in the concession agreement which had a deadline of December 31, 2003 and, as a result, starting July 20, 2002 Telemar started to provide service for inter-regional long distance calls initiated in the 16 States mentioned above. As the legality of such right gave rise to different interpretations and challenging by other long distance operators, Telemar asked for and was granted an injunction from the Regional Federal Court of Appeals - 2nd Region, pending confirmation by Anatel.

          Telemar also offers international long distance services as of July 2002, under a license granted to TNL PCS S.A. (“Oi”) with the acquisition of the license to operate wireless telecommunications.

(ii)    Mobile telecommunications:

          Mobile telecommunications services are provided by Oi, by means of the Personal Mobile Service (“SMP”) license which was acquired on March 12, 2001, for R$1,102,007, and will expire on March 12, 2016. The license authorizes the services in the same region of Telemar, in addition to the “Triângulo Mineiro” and certain areas within the “Alto Paranaíba” (certain areas in the state of Minas Gerais). The license may be renewed for an additional 15-year period, for a charge, payable every two years, based on the previous year’s net income, provided that the current license conditions are met. On June 26, 2002, Oi was authorized by Anatel to start providing the service, using GSM/GPRS technology, within Region I.

          In May 2003, the sale of all of TNL’s shares in Oi to Telemar was approved by the boards of Directors of both TNL and TMAR and consummated. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by an independent asset evaluation preformed by Ernst & Young in accordance with article 256(II)(b) of Corporate Law 6404/76 and adjusted to reflect the capitalization of Oi in the amount of R$563 million through the conversion of part of Oi debt held by TNL prior to the sale. Following the consummation of the sale, Oi maintained total indebtedness of R$4.76 billion of which R$1.79 billion intercompany and R$2.98 billion with third parties.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The primary reason for this transaction is to strengthen the strategic position of TNE and to increase its capacity for growth by uniting the potential of fixed (Telemar) and mobile (Oi) telephony assets. The benefits arising from the optimization of Telemar’s and Oi’s operating and support sectors and from the alignment of the two companies’ business interests and strategies will result in more rational use of available resources, with consequent cost reductions, productivity gains and better use of the synergies between the companies. Another important reason for having Telemar rather than TNL own Oi is that Telemar will be able to use the tax benefits associated with the transfer of all of the indebtedness of Oi to Telemar. We believe Telemar’s higher interest expense will decrease its pre-tax income and result in tax savings.

(iii)   Contact center:

          The subsidiary Contax S.A. (“Contax”) operates a contact center, which manages the total relationship between companies and clients, including logistics and billing, through multiple interactive means such as e-mail, fax and voice via IP.

(iv)    Other business activities:

•	Hosting and the placement of clients’ applications on hardware and software platforms, provided by our subsidiary TNext S.A.;

•	Outsourcing of corporate telecommunications services, including the implementation, operation, management and service insurance, provided by our subsidiary HiCorp Comunicações Corporativas S.A.; and

•	Interests in other companies which perform internet-related activities, including an indirect participation of 17.5% in Internet Group do Brasil Ltda. (iG) and our subsidiaries TNL.Acesso S.A. and TNL.Net Participações S.A.;

          The General Plan on Quality for Personal Mobile Service, related to the resolution promulgated by the Comissão de Valores Mobiliáros (“CVM”), the Brazilian Securities Commission, Resolution No. 249, issued on December 19, 2000, defines quality targets to be attained by the Company. These targets include service quality, customer service and billing. In addition to these targets, the General Plan on Quality for Personal Mobile Service also stipulates deadlines for repairing malfunctions and deficiencies as well as providing physical data to the regulator.

          All telephone services are subject to the regulations and inspections by Anatel, in accordance with Law No. 9472, issued on July 16, 1997.

(b) Acquisition of Pegasus

          Pegasus’ primary purpose was the operation, marketing, project development, execution and rendering of data transmission services in the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Acre, Rondonia, Distrito Federal (“Region II”) and São Paulo (“Region III”). We expect that our acquisition of Pegasus will enable us to expand our share in the corporate market, by offering data transmission services in Brazil on a nationwide basis.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          On January 19, 2001, the Company increased its capital in Pegasus to approximately R$93,200. This investment increased its holding percentage from 9.33% to 23.26%. Goodwill in the amount of R$61,969 was calculated and recorded considering financial viability studies carried out by third parties and the expected future profitability. During 2001 the Company’s participation increased to 24.44%.

          On December 27, 2002, Telemar entered into a purchase and sale contract for the outstanding shares in Pegasus (including the 24.44% held by the Company), following approval at an Extraordinary General Meeting held on November 29, 2002. During such meeting, the Company abstained from voting on the amount paid by way of synergy and savings. The transaction was priced according to the average of two different economic-financial appraisals prepared by experts, totaling R$560,950 based on the financial statements as of June 30, 2002, in addition to future operating synergy gains in the amount of R$114,000, proposed by the Board of Directors based on studies taking into account the joint operation of the companies following the acquisition. Pegasus’ total liabilities, in the amount of R$397,552, were deducted from the amount payable.

          The shares purchase-and-sale contract provided for the adjustment of the acquisition price to reflect the variations in (i) the working capital of Pegasus between June 30, 2002 and the audited transfer balance sheet on December 27, 2002, (ii) monetary restatement, based on the CDI rate, from December 27, 2002 up to the dates that the payments occurred and (iii) identified contingencies and aggregate indebtedness. Therefore, after negotiations had been concluded at the end of the first quarter of 2003, the purchase price was adjusted from R$307,809 to R$241,382.

          On December 27, 2002, the Company paid a first installment of R$50,000, and the remaining amount of R$191,382 was paid in February 2003.

          The acquisition price of Pegasus, giving effect to the value paid to third parties, was in excess of the book value and generated a goodwill of R$254,974, which was justified by the expectation of future profitability based on the economic-financial appraisals and synergy gains by the joint operations of Telemar and Pegasus. In addition, the goodwill of R$55,772 paid by the Company upon acquisition of the 24.44% participation is included as part of the total goodwill in connection with the acquisition of Pegasus and will be amortized over the same period.

          The purchase price does not include income tax and social contribution credits, totaling R$57 million as of December 27, 2002, arising from tax loss carryforwards, which will only be paid when utilized by Telemar and/or Pegasus.

          The transfer balance sheet of Pegasus, as of December 27, 2002, is as follows:

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Current assets	51,192	Current liabilities	433,648

Accounts receivable	23,003	Loans and financing	335,727
Recoverable taxes	12,691	Suppliers	62,786
Prepaid expenses	10,999	Amounts received in advance	23,713
Other	4,499	Other	11,422
Long-term assets	67,380	Long-term liabilities	91,634

Related parties	54,533	Loans and financing	61,825
Recoverable taxes	11,401	Amounts received in advance	29,809
Other	1,446
Permanent assets	332,658

Investments	4,828
Property, plant and equipment	326,810
Deferred charges	1,020

Total assets	451,230

Unsecured liabilities (Negative shareholders’ equity)	74,052

Total assets and unsecured liabilities (Negative shareholders’ equity)	525,282		525,282

          Pegasus’ balance sheet was consolidated as of December 31, 2002.

(c)      Corporate restructuring

          On June 28, 2001, the Board of Directors and the Conselho Fiscal of Telemar - RJ (the predecessor of Telemar) and the Company’s other 15 fixed-line telephone subsidiaries approved the merger of the net book values of these subsidiaries into Telemar - RJ, as proposed by the Board of Executive Officers. The objective of the merger was to simplify the existing corporate structure, improving the operation of public switched fixed-line telephone services.

          As a result of the merger, holders of common shares of the other subsidiaries who opted to migrate exchanged their shares for common shares of Telemar - RJ, and holders of preferred shares of the other subsidiaries, regardless of the class, exchanged their shares for preferred class “A” shares of Telemar - RJ.

          The corporate restructuring resulted in the acquisition of minority interests in a number of subsidiaries and sale of shares in others. The table below demonstrates the change in ownership of subsidiaries.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

			% change in
	% of total capital December 31,		ownership as a
			result of corporate
	2000	2001	restructuring

Telemar (previously Telemar-RJ)	86.20	80.79	(5.41)
Telemar-ES	83.02	80.79	(2.23)
Telemar-CE	78.00	80.79	2.79
Telemar-RN	68.89	80.79	11.90
Telemar-PA	55.13	80.79	25.66
Telemar-PB	64.38	80.79	16.41
Telemar-MG	79.49	80.79	1.31
Telemar-BA	81.61	80.79	(0.66)
Telemar-SE	61.87	80.79	19.45
Telemar-PE	75.90	80.79	5.02
Telemar-PI	73.40	80.79	7.39
Telemar-MA	63.59	80.79	17.20
Telemar-AP	81.08	80.79	(0.29)
Telemar-RR	59.72	80.79	21.07
Telemar-AM	75.18	80.79	5.61
Telemar-AL	69.99	80.79	12.32

          All of the subsidiaries were merged into Telemar as of August 2, 2001.

          With the merger the deferred income tax assets related to loss carryforwards recorded by Telemar - AM, Telemar - AL and Telemar - PE were written-off against net income for the year, totaling:

		Social
	Income tax	contribution	Total

Telemar - AM	24,235	9,448	33,683
Telemar - AL	13,166	4,776	17,942
Telemar - PE	7,450	2,392	9,842

	44,851	16,616	61,467

          The appraisal rights paid to the shareholders who exercised their right to withdraw from the group as a result of the corporate reorganization within the legal period of thirty days from the date of the shareholders meetings, which was held on August 2, 2001, totaled R$185,914. The shares of the dissenting shareholders will be held in treasury for cancellation or sale.

(d)      Goodwill on down-stream merger

          On December 14, 1999, as permitted by Article 157 of Brazilian GAAP and Instructions Nos. 31/84, 319/99 and 320/99 of CVM, Telemar Participações S.A. (“Telemar Participações”), the controlling shareholder of the Company (52.96% of common shares), subscribed for and paid in, through

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

transfer of its investment and corresponding goodwill asset (“Goodwill”) in the Company, 100% of the capital in a new entity, 140 Participações S.A.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The objective of the down-stream merger was to assure realization of the tax benefits arising from the amortization of the Goodwill paid over book value by Telemar Participações on its acquisition of the Company by transferring to the Company the tax benefit arising from the amortization of their Goodwill. Telemar Participações subscribed for and paid in the capital of 140 Participações S.A. The purchase consideration included Telemar Participações shares in the Company and the corresponding Goodwill which arose at the time of the privatization of the Company. The down-stream merger of 140 Participações S.A. was approved by the shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into the Company. In the downstream merger, the shareholders of Telemar Participações received shares of the Company in exchange for their shares in 140 Participações S.A. The net book value of the assets merged into the Company as of November 30, 1999 were as follows:

Permanent assets
Investments
Tele Norte Leste Participações S.A.	1,800,358
Goodwill	2,464,787

4,265,145

Shareholders’ equity
Capital (special goodwill)	4,267,024
Accumulated deficit	(1,879)

4,265,145

          This transaction was recorded in shareholders’ equity as a special reserve of goodwill in the amount of R$2,464,787 against a corresponding Goodwill asset to be amortized over five years based on expected profits. The tax benefit realized from the amortization expense of the Goodwill will be transferred to Telemar Participações through shares to be issued at no par value, at which time the minority shareholders will be granted the right to acquire shares in proportion to their participation in the Company’s share capital.

          On March 6, 2001, the CVM issued Instruction No. 349, which amended Instruction No. 319 and related to the accounting for the down-stream merger. The new Instruction allowed the Company to write-down the Goodwill asset to the amount of the future tax benefit expected to be generated by the amortization of the Goodwill retroactive to January 1, 2000.

          As a result, on January 1, 2000, the Company reduced the Goodwill asset and the corresponding special reserve of goodwill by R$1,599,647. The remaining value of R$824,060 corresponds to the amount of the expected future tax benefit. The Goodwill, which had been recorded in permanent assets, was reclassified to current and non-current deferred and recoverable taxes on the balance sheet. In addition, the Company reversed R$325,352 of amortization that had been recorded during 2000 in connection with the portion of the Goodwill that was reduced, retroactively as of January 1, 2000.

          On May 9, 2001 and April 26, 2002, the Company increased its capital by R$167,606, which represented the prior year tax benefit realized and derived from the amortization of the Goodwill recorded during the years ended December 31, 2001 and 2000 of R$492,958 in each year. Amortization expense of the Goodwill, net of amortization of the provision, for the years ended December 31, 2002, 2001 and 2000, was R$167,606 (Note 5).

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(e)      Summary of significant accounting policies

          Basis of presentation

          The consolidated financial statements, which are used as the basis for determining income tax and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian GAAP (Law No. 6,404/76, as amended), the rules and regulations issued by Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Accountants, or “IBRACON”). The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which it has a controlling financial interest. Investments in businesses in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.

          Certain amounts in these financial statements were reclassified to conform to the 2002 presentation.

          The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits/losses within the group.

          Statements of cash flows (supplemental information)

          These consolidated financial statements include the consolidated statements of cash flows prepared in accordance with Brazilian accounting standards and procedures - NPC 20, which reflect the source and use of cash and cash equivalents in addition to the consolidated statements of changes in financial position which are required by Brazilian GAAP.

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

          Foreign currency transactions

          Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Accounts receivable

          Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These accounts receivable also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month. The related taxes are similarly determined and accounted for on the accrual basis.

          The accounts receivable from handsets and other accessories sold are recorded when these goods are transferred to the customers.

          Late-payment interest is accounted for following the liquidation of the overdue bill.

          Provision for doubtful accounts

          This provision is established progressively in order to recognize probable losses in relation to the collection and call-restriction actions, as of 60 days past due, as follows:

% loss
Overdue bills	provided for

Between 61 and 90 days	40
Between 91 and 120 days	60
Between 121 and 150 days	80
Over 151 days	100

          Commencing September 2001, government entities, corporate clients and other telecommunications service providers are being included in the calculation base for the provision, as are the agreements with clients in default to settle their debts in installments.

          Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.

          Inventories

          Inventories of materials for resale are stated at realizable value, which does not exceed replacement cost or realizable value.

          Inventories of maintenance materials are stated at average purchase cost, which does not exceed replacement cost. Inventories of materials for network expansion are stated at average acquisition cost and recorded in “Inventories for expansion” under Property, plant and equipment.

          Prepaid expenses

          Subsidies for postpaid handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs, amortized over a 12 month-period since the client agreement provides for reimbursement in the event of disconnection or migration to the prepaid system before completion of this period.

          The amount of the Fundo de Fiscalização das Telecomunicações (“FISTEL”), the Telecommunication Inspection Fund, fees paid by Oi on activations in the course of 2002 was also recorded as prepaid expenses, taken to income over the average churn (retention) period, which is usually

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

24 months. Since these fees are necessary to install the mobile terminals to be used by our clients, we consider them as subscriber acquisition costs.

          Premiums on foreign exchange options, and prepaid commissions and fees related to the drawdown of loans are amortized in accordance with the term of the related contracts.

          Revenue recognition

          Revenues are recognized on the accrual basis i.e. at the time the service is rendered. The services provided between the last billing date (“cycle”) and the end of each month are estimated and recognized in the month of accrual.

          Revenues consist of the rental of lines, service tariffs based on the number and length of calls (tariffs for local and long distance calls are based on the time and length of calls, the distance involved and the services used), network services, interconnection and leasing of high-capacity lines, maintenance fees and other value-added services rendered to clients. These revenues also include telephone installation fees and pre-paid calling cards. The Company’s management considers that the installation fees should not be deferred since the margins are negative or low. Revenues from public telephone pre-paid calling cards are recognized when the cards are sold and the related costs are recognized when incurred.

          Revenues from sales of handsets and accessories are recognized when title to the products is transferred to the customers.

          Investments

          Investments consist primarily of (i) investments in affiliated companies, which are accounted for under the cost method, (ii) fiscal incentives, which are also accounted for under the cost method but indexed by inflation through December 31, 1995, less a provision for losses when considered necessary, and (iii) investments in affiliated companies accounted for under the equity method.

          Under Brazilian Corporate Law, equity investments are investments in companies in which the Company has more than 20% participation (voting or non-voting shares) and/or influence over the management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in non-operating income (expenses), net.

          Under US GAAP, the equity method is permitted if the company holds 20% or more of the voting shares (Note 30(n)).

          Property, plant and equipment

          The investment in property and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific network expansion projects are stated at average original cost and are presented as “Construction-in-progress.” Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Property and equipment is depreciated using the straight-line method over their estimated useful lives. The principal depreciation rates are detailed in Note 14.

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

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the new CVM rule No. 193, “Capitalized Interest on Financing of Construction-in-progress.” This new rule requires interest to be capitalized on construction-in-progress at the rates represented by current loans. As of December 31, 2002 and 2001, the Company capitalized R$323,413 and R$504,836, respectively.

          Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate. No impairment losses were identified in 2002 and 2001.

          Intangible assets

          Intangible assets consist of (i) the wireless license ( license), acquired by the Company’s new wireless telecommunications subsidiary, Oi, which is amortized using the straight-line method over the license period of 15 years and (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment (Pegasus – Note 1 (b)), which is amortized on a straight-line basis over a five-year period.

          Deferred charges

          Under Brazilian GAAP, pre-operational costs are deferred until the start-up of operations, at which time the costs are amortized on a straight-line basis over five years.

          Derivatives

          The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. The company employs risk management strategies using a variety of derivatives including cross-currency interest rate swaps, forwards and options. The Company does not hold derivatives for trading purposes.

          Under Brazilian GAAP, results from swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on “options” and “forward” contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.

          Under US GAAP, derivatives are recorded at fair value (Note 30 (f)).

          Vacation pay accrual

          Vacation benefits payable to employees are accrued in proportion to the period vested.

          Provisions for contingencies

          Provisions for contingencies are established for contingent risks considered as “probable losses” by the Company’s management and external legal consultants. The basis, amounts involved and nature of the main provisions are described in Note 21.

          Dividends and interest on own-capital

          Dividends and interest on own-capital are recorded at year-end based on the proposed amount by the Directors, which is expected to be approved in the annual Shareholders’ Meeting.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Income tax and social contribution

          Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes.” Tax credits arising from tax loss carryforwards are recognized as tax assets when management considers future realization to be probable, pursuant to CVM Resolution No. 273 and CVM Instruction No. 371 (Note 10).

          Advertising and marketing costs

          Advertising and marketing costs are expensed as incurred. As of December 31, 2002, 2001 and 2000, total expenses were R$138,750, R$180,205 and R$150,048, respectively.

          Research and development

          Research and development costs are charged to expense as incurred. Total costs were R$34,411 and R$47,418 in 2001 and 2000, respectively. There were no research and development costs in 2002.

          Earnings per share

          Earnings per share is computed based on number of shares outstanding at the end of each year.

          Pension plans

          Contributions to pension are based on payroll and on actuarial calculations, being recorded on an accrual basis. At December 31, 2000, CVM issued Deliberation CVM No. 371 that approved the technical pronouncement of IBRACON on specific accounting procedures for the recording of obligations of employees’ benefits. This pronouncement was adopted by the Company and its subsidiaries as from the year ending December 31, 2001.

          Although, the plans’ assets exceed the actuarial liabilities at December 31, 2002 and 2001, those excesses will not be recognized, as the reimbursement is not determined by law.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

2.      Operating revenues

	2002	2001	2000

Local:
Monthly subscription fees	4,581,099	3,606,831	2,517,132
Fixed-line to mobile calls VC1	2,753,750	2,680,471	2,116,769
Pulses (metered services)	2,247,179	2,026,486	1,889,712
Installation charges	141,302	359,476	157,600
Collect calls	124,856	112,145	85,172
Other revenue	3,386	7,241	49,639

	9,851,572	8,792,650	6,816,024

Long distance:
Long distance services (Intra-state)	1,110,585	835,129	694,953
Fixed-line to mobile calls VC2 and VC3	482,089	459,256	346,911
Long distance services (Interstate)	399,936	274,015	222,268
Long distance services (Inter-regional)	58,759
Long distance services (International)	14,921

	2,066,290	1,568,400	1,264,132

Other fixed-line services:
Public telephone services (telephone cards)	668,875	570,379	458,346
Value-added services	302,513	257,820	228,963
Advanced voice	259,459	177,622	115,504

	1,230,847	1,005,821	802,813

Revenue from the use of the fixed-line network:
Fixed-line to fixed-line network use	1,248,931	1,251,214	1,071,498
Mobile to fixed-line network use	248,380	244,148	206,678

	1,497,311	1,495,362	1,278,176

Remuneration for the use of the mobile network:
Mobile to mobile network use	20,222
Fixed-line to mobile network use	7,242

	27,464

Mobile telephone services:
Sales of handsets and accessories	388,035
Originating calls	33,246
Monthly subscription fees	20,809
International roaming	8,131
Additional services	5,110
National roaming	436

	455,767

Data network services (fixed-line):
Industrial Dedicated Digital Line Service - EILD	373,323	344,337	339,883
Dedicated Digital Line Service - SLD	275,642	275,386	251,059
IP services	91,992	54,807	46,824
Data communication services	87,329	64,803	32,243
Other services	77,543	47,933	8,847

	905,829	787,266	678,856
Other services, including contact center	56,276	10,050	10,577

Gross operating revenue	16,091,356	13,659,549	10,850,578
Value added and other indirect taxes	(4,071,139)	(3,466,281)	(2,629,686)
Discounts	(146,275)	(90,202)	(93,902)

Net operating revenue	11,873,942	10,103,066	8,126,990

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

    (a)      Description of the services

    (i)    Local

               Local services refer to installation charges, monthly subscription fees (including 100 free pulses), exceeding pulses, collect calls and local fixed-line to mobile calls. In-dialing service (direct transmission of external calls to extensions) is also offered by the Company to those corporate clients that work with PBX systems. For corporate clients in need of a large number of phone lines, the Company offers digital trunk services that allow up to 30 simultaneous connections within a single physical loop of 2 Mbps, increasing the speed and optimization of the client’s telephone system.

          (ii) Long distance intra-state and interstate services

               Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another are referred to as “intra-regional long distance” calls. Intra-regional long distance service includes intra-state long distance calls and interstate long distance calls.

          (iii) Long distance inter-regional and international services

               The Company commenced providing inter-regional and international long distance services in July 2002, after having met in June 2002 our fixed-line network expansion and universal targets set for December 31, 2003. Inter-regional long distance services are offered from the 16 States in Region I to Region II and Region III.

          (iv) Fixed-line to mobile services

               These refer to calls made by the Company’s fixed-line clients to mobile service providers operating within the region. These services also include collect calls from mobile customers to fixed-line clients.

          (v) Revenue from the use of the network

               Revenues from the use of the network include only those amounts charged by the Company to other telephone operators.

               In March 1999, the Company signed an interconnection agreement with Embratel in order to formalize the use of its network for long distance calls carried out by Embratel (Empresa Brasileira de Telecomunicações S.A.). The Company received from Embratel. Until June 30, 2001, a supplemental per-minute fee called the Parcela Adicional de Transição (“PAT”) which in 2001 totaled R$18,624 (R$84,500 - 2000). This fee was introduced to offset the impact caused by the elimination of the shared-revenue system.

               The Company maintains contracts for voice interconnection and transmission with all fixed-line and wireless telecommunications service providers operating in Region I.

          (vi) Sale of handsets and accessories

               Refers to revenues from the sale of mobile handsets, ‘sim-cards’ and other accessories, recorded when delivered to the dealers.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (vii)  Data network services

               The Company provides low and high-speed data transmission services through switched circuits.

               The Company leases telecommunications equipment and lines to other telecommunication companies under monthly operating leases, which expire at various dates. Leased line revenues (denominated SLD and EILD) for the years ended December 31, 2002, 2001 and 2000 were R$648,965, R$619,723 and R$590,942, respectively. These services are recorded and billed on a monthly basis.

               Data network services also comprise certain additional and value-added services such as ISDN, which allows voice, data, image and sound transmission supported by a single digital line permitting the client to use simultaneously, for example, voice transmission and the Internet

          (viii) Other services, including contact center

               The Company provides other services that include equipment rentals, technical assistance and other telecommunication services. The Company also offers integrated telecommunications services for corporate clients via our contact center.

          (b) Main rates

          Telecommunications service rates are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for local, long distance and for interconnection charges.

          On June 28, 2002, Anatel approved the following tariff adjustments to the standard plan for local and long distance services (unaudited):

	Previous	Current
Local service	tariff	tariff	Variation

Installation charges	70.08	42.04	-40.01%
Residential subscription	23.32	26.58	13.98%
Commercial subscription	36.33	41.75	14.92%
PBX	48.30	41.75	-13.56%
Local pulse	0.09259	0.10159	9.72%
Calling card credits	0.07500	0.08100	8.00%

	Previous	Current
Long distance (Km) (*)	tariff	tariff	Variation

0-50	0.23964	0.26936	12.40%
50-100	0.36298	0.38403	5.80%
100-300	0.37746	0.40236	6.60%
+300	0.39243	0.43363	10.50%

(*)     Tariff for minute of long distance national calls, between 9 am and 12 am, and between 2 pm and 6 pm, business days.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          In February 2002, Anatel also approved the maximum rates for the fixed-mobile service:

VC1 = R$0.5098 VC2 = R$1.0371 VC3 = R$1.1800

          The subsidiaries Telemar and Oi rent telecommunication equipment and lines from/to fixed-telephone and mobile telephone operators and other private companies in order to enable the completion of calls (dedicated circuits, cable connections, satellites, posts, right of way and physical space), as well as to provide data transmission under a number of operating agreements expiring at different dates. Rental revenues and expenses, according to the related agreements, were as follows:

	2002	2001

Rental revenues	648,965	619,723
Rental expenses	(349,824)	(209,903)

3. Cost of services and operating expenses - by nature

	2002

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection (i)	2,369,158			2,369,158
Depreciation (ii)	3,362,792	63,738	218,937	3,645,467
Personnel	440,373	172,902	187,899	801,174
Materials (iii)	206,670	17,099	13,779	237,548
Cost of handsets and accessories (iv)	414,356			414,356
Third party services (v)	932,324	292,756	438,211	1,663,291
Management fee (vi)			57,708	57,708
Advertising		138,750		138,750
Rental and insurance (vii)	390,618	4,778	55,911	451,307
Provision for doubtful accounts		616,038		616,038
Other consumables (viii)	36,154	1,293	42,157	79,604

Total	8,152,445	1,307,354	1,014,602	10,474,401

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2001

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection (i)	2,334,608			2,334,608
Depreciation (ii)	2,737,303	50,118	146,818	2,934,239
Personnel	525,376	167,310	202,819	895,505
Materials (iii)	263,197	6,542	15,862	285,601
Third party services (v)	705,816	229,364	384,445	1,319,625
Management fee (vi)			50,665	50,665
Advertising		180,205		180,205
Rental and insurance (vii)	220,412	11,082	61,116	292,610
Provision for doubtful accounts		925,611		925,611
Other consumables (viii)	19,923	838	7,955	28,716

Total	6,806,635	1,571,070	869,680	9,247,385

	2000

			General
	Cost of		and adminis-
	services	Selling	trative	Total

Interconnection (i)	1,634,716			1,634,716
Depreciation (ii)	2,427,132	67,975	178,161	2,673,268
Personnel	397,204	221,725	180,338	799,267
Materials (iii)	195,374	4,364	15,058	214,796
Third party services (v)	479,393	189,628	320,652	989,673
Management fee (vi)			81,186	81,186
Advertising		150,048		150,048
Rental and insurance (vii)	147,010	32,229	43,343	222,582
Provision for doubtful accounts		218,699		218,699
Other (viii)	13,613	1,058	17,044	31,715

Total	5,294,442	885,726	835,782	7,015,950

          (i)     Interconnection costs refer essentially to rates for the use of fixed-mobile networks charged by the cellular operators, substantially reducing the margin of such services.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (ii)      Depreciation increased in 2002 due to the completion of the early target attainment plan at the end of 2001.

          (iii)     Materials costs comprise mostly network maintenance, fuel and lubricant expenses.

          (iv)      This refers to the cost of selling mobile handsets, sim-cards (chips with subscribers’ information) and other accessories.

          (v)      Third-party services included in “Cost of services” refer mainly to operating technical network services, such as installation, line and infrastructure equipment maintenance and electricity. Services included in “Selling” refer to customer collection expenses, commissions and sales support services, and services considered “General and administrative” include data processing, consultancy, legal advice and utilities (water, among others).

          (vi)     At the Extraordinary General Meeting held on November 30, 1999, shareholders approved a management and administrative services agreement between Telemar and Telemar Participações establishing a management fee, as provided for in the concession contracts. Such contract will be in force until 2003 and may be extended. Remuneration is based on a percentage of Telemar’s net revenues, as follows: 1% from August 1998 to December 31, 2000; 0.5% during 2001 and 2002, and 0.2% from 2003 onwards.

          (vii)      Rental and insurance costs mostly include amounts currently paid for rental of circuits, posts of electricity companies, satellites, right of way, dedicated lines from other telephone operators, as well as areas for the installation of Oi towers. They also include those amounts paid by TNL.Acesso to the internet provider, iG, by way of passing on traffic enhancement. This contract was terminated by the parties on December 31, 2002, and a new arrangement was signed.

          (viii)      This refers mostly to indemnity, donations and fines.

4. Interest income (expense)

	2002	2001	2000

Interest income
Interest on marketable securities (i)	139,841	176,888	157,893
Interest on the receipt of overdue bills	80,407	89,970	60,268
Amortization of option premiums	1,577	65,870
Exchange gains on financial investment	61,715
Other	100,931	161,714	56,002

	384,471	494,442	274,163

Interest expenses
Interest and monetary/foreign exchange losses on loans payables to third parties (iv)	(3,089,144)	(50,020)	(255,769)
Derivatives results (iv)	1,675,399	(266,645)	20,161
Interest on own-capital (ii)	(668,365)	(152,736)
Reversal of interest on own-capital (ii)	668,365	152,736
Amortization of option premiums (iii)	(73,182)	(94,771)
Bank charges, including CPMF	(205,599)	(120,300)	(46,594)
Monetary restatement of interest on own-capital and dividends proposed	(6,013)	(7,912)	(5,215)
Interest on debentures	(245,473)	(139,089)
Monetary restatement of provisions for contingencies (v)	(132,995)	(98,809)	(2,209)
PIS/COFINS on financial income and IOF	(239,349)	(61,284)	(25,028)
Other	(29,217)	(79,924)	(8,465)

	(2,345,573)	(918,754)	(323,119)

Total	(1,961,102)	(424,312)	(48,956)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (i)      Interest on marketable securities basically represents interest on short-term investments in Bank Deposit Certificates and Investment Funds.

          (ii)      Giving effect to the tax benefit introduced by Law 9.249/95, which amended the income tax legislation, and the generation of taxable income in the Company, in 2002 and 2001 Telemar recorded interest on own-capital of R$849,997 and R$670,311, respectively. To comply with the tax provisions, such interest was accounted for as “Interest expenses” and “Interest income,” and reversed to “Retained earnings” by Telemar and “Investments” by the Company, as it represents profit distribution. In 2002, the Company recorded R$499,979 as interest on own-capital, also reversed to “Retained earnings.”

          (iii)     Expenses and income from premiums on options are taken to income during the term of the related contracts.

          (iv)      In 2002, indexation charges and foreign exchange losses on loans obtained from third parties were strongly impacted as a result of the significant valuation of the US dollar against the Real (52.3%). Under Brazilian GAAP, net results from swap operations are recognized in the income for the year on the accrual method, thus reducing the interest expenses arising from exchange variations. Gains on options transactions are recognized upon contract maturity.

          As of December 31, 2002, gains on options transactions amounted to R$66,600, which were not accounted for, while the exchange losses on loans were fully recorded. This gain will be realized during the first quarter of 2003, if the US dollar to Real quotation is equal to or above R$2.90 (should the quotation be less than R$2.70, than there will be no gain).

          All the outstanding swap operations were signed between October 2001 and August 2002, and therefore, during a period of increasing devaluation of the Real, these operations guaranteed that this devaluation did not materially effect income since 72.8% (2001 – 57,6%) of our indebtedness is denominated in foreign currencies.

          As part of its risk management strategy, the Company entered into swap agreements to reduce its foreign currency exposure on loans and financing. As a result, during 2002 the Company recognized gains in the swap transactions in the amount of R$ 1,603,468, relating to the difference between the devaluation of the Real against the US Dollar and the CDI rates, which partially offset the exchange loss on loans and financing in the amount of R$ 2,551,800.

          See Note 25 for details on derivative transactions.

          (v)      Restatement of provisions for contingencies of the amounts to be actually paid in the event of loss and/or settlement is stated as “Interest expenses.” Such procedure applies primarily to tax assessments and proceeding, since reserves for most civil and labor claims are estimated.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

5.       Other operating income (expenses), net

	2002	2001	2000

Funds reimbursed by the SISTEL pension plan (i)	153,233
Amortization of down-stream merger Goodwill (Note 1(d))	(492,958)	(492,958)	(492,958)
Amortization of provision of down-stream merger Goodwill	325,352	325,352	325,352
Amortization of negative goodwill (ii)		175,424	37,591
Amortization of goodwill on Pegasus	(6,196)
Amortization of deferred charges	(43,840)	(6,455)
Equity accounting adjustment	(18,600)	17,679
Research and development (iii)		(34,411)	(47,418)
Taxes (iv)	(188,907)	(181,302)	(25,626)
Technical and administrative services	64,015	53,566	35,343
Fines on late-payment (Note 9)	118,103	102,057	75,323
Recovered expenses (v)	132,505	74,498	86,435
Reserves for contingencies (vi)	(197,438)	(376,162)	(91,896)
Reversal of contingencies (vii)	158,722	59,320	149,177
Rental of infrastructure (viii)	62,685	56,073	65,060
Other, net	(57,728)	1,864	11,741

Total	8,948	(225,455)	128,124

          (i)     During the first half of 2002, Telemar received and recorded R$153,233 (recovery of expenses) with respect to excess funds from Fundação Sistel de Seguridade Social (“SISTEL”), the Sistel Foundation for Social Security, as a result of the reversal of part of SISTEL’s provisions for tax contingencies under the defined contribution benefit plan, arising from the amnesty of legal fines as a result of SISTEL’s adherence to the Special Taxation Regime, as permitted by Provisional Measure No. 2222, of December 4, 2001.

          (ii)     At an Extraordinary General Meeting of the subsidiary Telecomunicações do Rio de Janeiro S.A. (currently Telemar) held on April 12, 1999, the settlement of the subsidiary debt value of R$1,681,427, owed to the Company, with the issue of 37,766,387,915 common nominative shares to the Company, with no par value was approved.

          The capital increase of this subsidiary generated a negative goodwill of R$238,075, attributed to the expectations of future results. The negative goodwill balance was fully amortized in the year ended December 31, 2001, as a result of the merger of the subsidiaries into Telemar – RJ.

          (iii)     Prior to the spin-off of Telebrás, the subsidiaries and other companies of the Telebrás System contributed to Centro de Pesquisa e Desenvolvimento - (“CPqD”), Research and Development Center, which was operated by Telebrás and conducted its own independent research and development. Subsequent to the spin-off, a private, independently administered research and development center was created. According to an agreement signed in May 1998 between the Company and the research and development center, the Company was required to contribute R$128,594 in total to the center over a three-year period which expired in May 2001.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (iv)     During the years ended December 31, 2002 and 2001, the Company recorded R$99,343 and R$81,537, respectively, with respect to the Fundo de Universalização de Serviços de Telecomunicações (“FUST”), Fund for Universal Telecommunication Services. FUST was approved on August 17, 2000 and provides funds to cover the necessary costs to comply with the obligations established in the General Plan on Universal Service. The FUST’s revenues include a contribution of 1% of gross operating revenue from telecommunications services earned by Telemar and Oi, net of ICMS, PIS and COFINS taxes. Such contribution has been paid on a monthly basis since January 2001.

          In October 2000, the Brazilian Senate passed a bill establishing the Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (“FUNTTEL”), Fund for the Technical Development of Brazilian Telecommunications. FUNTTEL’s main objective is to encourage research and development of new technologies. It started activities on March 28, 2001, with funds arising from 0.5% of net operating revenues of telecommunications service providers. In the years ended December 31, 2002 and 2001, the Company recorded expenses of R$49,672 and R$31,965, respectively, with FUNTTEL.

          (v)     This refers basically to fines and arrears interest arising from the late delivery of services and the recovery of several expenses. The increase in the 2001 figure is due to the recognition of extemporaneous ICMS credits in the approximate amount of R$25 million. In November 2002, a provision for insufficient technical reserves of the Plano de Benefícios de Complementados (“PB-CT”), the Complementary Benefit Plan, was reversed, because the plan was merged into the TelemarPrev plan and the amount was no longer payable. This reversal amounted to R$30,315 (Note 26(a)(ii)).

          (vi)     Reserves for contingencies refer primarily to new tax claims in the amount of R$61,493 (2001 – R$103,305), labor claims of R$84,898 (2001 - R$115,528) and civil claims of R$51,047 (2001 – R$157,329), plus interest and charges on arrears arising from the recalculation of claims for which provisions had already been established. Increases to provisions for tax contingencies, included: a) challenging of the tax on certain revenues from telecommunication services (R$20.2 million); b) INSS tax foreclosures concerning the joint responsibility for the contribution collection, and the assessment of the contribution on severance pay and other social benefits (R$16 million); and c) supplementation and restatement of claims related to the increase in FINSOCIAL rates (R$19 million). Increases to provisions for labor contingecies, include: provision for dangerous work premium (R$13 million), and creation of new provisions, as well as the restatement of individual claims under R$1,000 (R$60 million). As to civil claims, provisions were established for Anatel fines (R$17 million), indemnity to SISTEL (R$15 million) and other claims the individual amounts of which are under R$1,000 (R$12 million). The changes in provisions for contingencies are fully described in Note 21.

          Provisions related to the probable incidence of PIS/COFINS, ICMS - Convênio 69/98, IOF, ILL, IR/CS, FGTS and CPMF are recorded in the results/operations accounts of such taxes:

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2002	2001	2000

Deductions from gross revenue:
ICMS Convênio 69/98 - additional services	(20,270)	(65,894)	(29,247)
COFINS rate increase	(127,409)	(115,587)	(107,535)
Personnel cost:
FGTS	(1,478)	(8,426)
SAT offset	(13,398)	(26,361)	(15,392)
Other operating expenses:
PIS/COFINS – base increase	(27,092)	(9,662)	(13,646)
Financial expenses:
PIS/COFINS – base increase	(28,726)	(60,426)	(24,610)
CPMF	(94,043)	(19,172)	(12,912)
IOF – loans to subsidiaries	(101,075)
Monetary restatements	(122,260)	(61,284)	(2,209)
Income tax and social contribution:	7,003	(12,002)

Total	(528,748)	(378,814)	(205,551)

          The restatement of reserves representing amounts that will be actually paid is recorded as “Interest expenses” (Note 4).

          (vii)     Reversal of contingencies in 2002 arose basically from a) settlement of INSS-related judicial proceedings, previously provided for by Telemar, through the acquisition of Government securities at a discount, generating revenues of R$12 million; b) utilization of benefits provided by Provisional Measures 66 and 75 (rules issued by the President of Brazil, with effect of law valid from 60 to 120 days), whereby interest and fines due by Telemar were reduced/waived, and a provision (substantially FINSOCIAL) of approximately R$32 million was reversed; c) reversal of R$8.5 million for amounts recorded to cover the retroactive increase in the FGTS rate pursuant to a Supreme Court ruling; d) reversal of R$11.5 million related to negotiations with Embratel (VC2/VC3) e) recognition of an asset of R$16 million associated with ILL paid in previous years, based on a Supreme Court ruling stating the unconstitutionality of this tax in this particular instance; f) reversal of R$26 million regarding the settlement of several labor claims, the most important of which is the payment of the claim involving the adjustment of salaries in accordance with inflation indices under the “Verão Plan” (economic plan) in the state of Pará, with a reversal of approximately R$5 million; g) reversal by the Company of a portion of the provision for convertible debentures, in the amount of R$21 million, as a result of the decrease in the market value of the related shares. The remaining amounts refer to reversals on account of several suits completed by ruling or settlement. The material reversals are fully described in Note 21.

          (viii)     Mobile operators use radio base stations (ERB) located in the buildings of Telemar. Telemar charges a rental fee for the use of these facilities, called rental of infrastructure, which is recorded under “Other operating revenues and expenses – Rental-infrastructure.”

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

6.     Non-operating income (expense), net

	2002	2001	2000

Gain (loss) on disposal of permanent assets	22,471	(29,896)	2,685
Equity in earnings of affiliates	15,004	26,344	14,881
Other non-operating income (expense), net	(9,034)	1,432	(1,682)

Total	28,441	(2,120)	15,884

          As a result of the merger of the 15 subsidiaries into Telemar (Note 2 (c)), the Company’s interest in Telemar reduced from 86.20% to 79.56%. The capital gain recorded as a result of the merger operation totaled R$50,669.

          In November 2001, Telemar entered into a partnership agreement with Hispamar Ltda. in order to reduce costs to cover the northern region of Brazil, in particular transponders rented from Embratel. On December 31, 2002, Telemar entered into an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., providing for the assignment, at a charge, of the right to utilize the geostationary C Band satellite. Such right had been granted to Telemar by Anatel, free of charge, included in the concession agreement. The assignment price was based on a report of independent appraisers, totaling R$28,659 to be received over five years, inflation-indexed based on the Consumer Price Index (“IPC”). The proceeds of this transaction were recorded as gain on disposal of permanent assets as a contra-entry to “Other assets,”

          Gains and losses on disposal of permanent assets consist mainly of write-offs of equipment in connection with the modernization of the network.

7.      Income tax and social contribution

          Brazilian income taxes comprise federal income tax and social contribution tax. The composite statutory rate is 34% for all three years presented.

          The following is an analysis of the income tax and social contribution (expense) benefit:

	2002	2001	2000

Social contribution (expense) benefit	107,520	(7,018)	(50,635)
Income tax (expense) benefit	247,789	28,697	(142,924)
Offset of tax on net income-ILL	16,003		18,921

Total tax (expense) benefit	371,312	21,679	(174,638)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense (benefit):

	2002	2001	2000

Income (loss) before income taxes and minority interests	(655,054)	175,384	1,141,261

Tax (charge) benefit at the composite	222,718	(59,631)	(388,029)
Write-off of net operating losses (“NOL’s”) of subsidiaries merged into Telemar (Note 1(c))		(61,467)
Tax benefit on the amortization of the Goodwill (i)	110,619	110,619	110,619
Non-taxable amortization of negative goodwill (ii)		43,856	12,781
Tax benefit of interest on own-capital (iii)	227,244	49,747	54,673
Offset of tax on net income – ILL (iv)	16,003		18,921
Unrecognized tax credits (v)	(185,273)	(12,695)
Non-taxable equity accounting adjustments	(89,122)	14,968	5,060
Tax effects on permanent differences (vi)	(10,037)	(50,130)
Other, net	79,160	(13,588)	11,337

Total benefit (provision) of income taxes and social contribution	371,312	21,679	(174,638)

Effective tax rate	52.24%	(12.4%)	15.3%

          (i)     Pursuant to the downstream-merger (Note 1(d)), the Company recorded a provision for the reduction of the Goodwill to the amount of the tax benefit to be generated. In order to produce the tax benefit, the amortization of this provision, included in the income (loss) before income taxes and minority interests is not taxed.

          (ii)     Up to December 31, 2001, the Company recorded a negative goodwill arising from a capital increase of Telemar - RJ. The amortization of such negative goodwill (Note 5 (ii)) was excluded from the calculation basis of the income tax.

          (iii)     Brazilian companies are permitted to determine a tax-deductible interest on own-capital expense attributable to shareholders’ equity, which is treated as a dividend and distributed in a manner similar to a dividend. For financial reporting purposes, interest on own-capital is recorded as a deduction from unappropriated retained earnings, payable by the Company on behalf of the shareholders. However, the tax benefit remains in the income statement.

          (iv)     Considering Supreme Court rulings on the unconstitutionality of this tax, in the second half of 2000 the Company offset the payment of other federal taxes with this tax credit. Based on administrative proceedings and the opinion of outside counsel, the Company reversed that portion of the provision during 2002, while maintaining a provision for the possible challenging of the criteria for the restatement of tax credits (Note 21).

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (v)     Certain subsidiaries did not recognize deferred taxes on the tax losses of 2002 and 2001 in the absence of past experience and/or expectation of future taxable income to ensure full utilization. Such tax assets may be recorded in the event that these subsidiaries demonstrate the capability of realizing such credits over the next ten years (Note 10).

          (vi)     Tax effects on permanent differences refer basically to write-offs of accounts receivable recorded in 2001 and 2000 which are not tax deductible.

          Deferred tax assets are presented in the balance sheet under “Deferred and recoverable taxes” (Note 10), and comprise the following:

	2002	2001

Tax benefit on down-stream merger goodwill (Note 1(d))	321,243	488,849
Allowance for NOL’s (Note 10(ii))	(185,273)	(12,695)
NOL’s	609,101	322,901
Provisions for contingencies	577,418	462,559
Temporary differences, mainly provision for doubtful accounts	351,805	160,966

Total	1,674,294	1,422,580

Current	443,641	389,216
Long-term	1,230,653	1,033,364

          The tax loss carryforwards do not expire and may be carried forward for an indefinite period. Utilization of the tax carryforwards in any year, however, is limited to 30% of taxable income generated in such year. However, Telemar holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards determined in 1998 and prior years, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$23,001 (2001 – R$3,611) (Note 21 – Tax (ix)). Tax credits at December 31, 2002, described in Note 10, include R$138,437 relating to 1998 and prior years.

          Deferred tax liabilities and taxes on income are comprised as follows:

	2002	2001

Federal income tax payable	55,697	16,478
Social contribution tax payable	19,952	21,770
Income tax withheld at source on interest on own-own-capital	180,256	12,691
Deferred tax liabilities:
Additional indexation expense from 1990 (i)	28,446	35,999
Others	10	892

Total	284,361	87,830
Current	283,489	86,958
Long-term	872	872

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (i)     Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustments to property, plant and equipment, according to Brazilian tax legislation.

8.     Cash, cash equivalents and government securities

	2002	2001

a) Cash and cash equivalents
Cash and bank accounts	72,839	43,657
Certificate of deposits (i)	994,035	906,593
Investment funds (ii)	321,095	219,298
Remunerated deposits	116,576
Debentures (iv)		64,895
Government bonds	8,158

	1,512,703	1,234,443
b) Government securities
Government exchange securities (iii)	141,455

Total	1,654,158	1,234,443

          (i)     Short-term investments in Certificados de Depósitos Bancários (“CDB”), Bank Deposit Certificates, are partially indexed to Certificado de Depósitos Interbancários (“CDI”), Interbank Deposit Certificates rates, with immediate liquidity and an average yield of 19.04% p. a. (2001 – 16.05% p. a.).

          (ii)     Investment funds have immediate liquidity and had an average yield of 55.18% per annum in 2002, being primarily collateralized by US and Austrian government securities.

          (iii)     Investments in government bills such as NTN – Notas do Tesouro Nacional mature from February 2004 through February 2005, while bills of NBC – Notas do Banco Central mature in November 2005. The average returns of these bills range from 10.2% to 11.7% per annum, plus exchange variations. Government securities are presented in the balance sheet under other long-term assets.

          (iv)     Debentures refer to Itaú Leasing S.A. securities negotiated by Banco Itaú S.A., with a yield of 100% of CDI, and were redeemed in 2002.

9.     Accounts receivable, net

	2002	2001

Services billed	2,594,530	2,029,745
Services measured not yet billed	461,068	451,056
Provision for doubtful accounts	(330,667)	(334,957)

Total	2,724,931	2,145,844

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The aging-list of accounts receivable is as follows:

	2002	%	2001	%

Not yet due	1,416,703	46.4	1,039,730	41.9
To receive from other providers	527,042	17.2	272,213	11.0
Overdue up to 30 days	475,684	15.6	544,003	21.9
Overdue from 31 to 60 days	233,205	7.6	174,967	7.1
Overdue from 61 to 90 days	130,246	4.3	110,409	4.4
Overdue more than 90 days	272,718	8.9	339,479	13.7

Total	3,055,598	100.0	2,480,801	100.0

          Overdue accounts are subject to a 2% fine (recorded in “Other operating income”) on the total debt and late-payment interest of 1% per month (recorded in “Financial income”), on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

          Accounts receivable from other providers include credits with Embratel, currently under discussion with Anatel and being litigated in court. The receivables and payable from Embratel are summarized as follows:

	2002	2001

Accounts receivable	318,431	237,538
Consignment on behalf of others	(57,483)	(99,212)
Provision for contingencies (Note 21 - civil (ii))	(50,713)	(62,201)

Balance to receive, net	210,235	76,125

          Since September 2002, Embratel is depositing in to court the amounts disputed regarding the interconnection traffic (remuneration on the use of the fixed-line network), totaling R$34,435. These amounts are maintained as accounts receivable since there is no final decision as to the ownership of these amounts.

10.	Deferred and recoverable taxes

	2002	2001

Tax credit on down-stream merger goodwill (Note 1(d)) (i)	321,243	488,849
Deferred income tax and social contribution (ii)	1,353,051	935,329
Income tax recoverable	178,629	191,838
Social contribution recoverable	44,199	36,963
ICMS (value-added tax) and other taxes recoverable	1,070,691	1,053,524
Withholding income tax (iii)	169,716	147,765

Total	3,137,529	2,854,268

Current	1,456,830	1,293,095
Long-term	1,680,699	1,561,173

          (i)     As a result of the goodwill transaction on the downstream merger (Note 1(d)), an income tax and social contribution credit and a special reserve of goodwill were recorded.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (ii)     The Company records deferred tax credits arising from timing differences and tax loss carryforwards, under the terms of CVM Resolution No. 273 and CVM Instruction No. 371. These credits are shown under current assets and long-term receivables, according to the expectation of their realization. During the year ended December 31, 2002, the Company recorded tax credits and tax loss carryforwards in the amount of R$113,622, included under current assets and long-term receivables.

          Pursuant to a technical study approved by the Conselho Fiscal in November 2002, the generation of taxable income over the next ten years, brought to present value, will be sufficient to absorb such tax credits, as follows:

Until December 31(non-audited):

2003	443,641
2004	434,328
2005	321,912
2006	292,969
2007	40,977
2008	11,149
2009	22,026
2010	28,657
2011	32,222
2012	46,413

Total	1,674,294

          However, it is not possible to foresee with reasonable precision the years in which the assets will be realized. The estimates for the generation of future taxable income include several assumptions related to the performance of the Brazilian economy, exchange rates, service volume, tariffs, tax rates and other factors which could differ from current estimates. Management can provide no assurance that the tax assets will be realized within the years specified above.

          For those subsidiaries that do not have a past history of profitability and/or expectation of future generation of taxable income, management has chosen not to recognize tax credits arising from timing differences and tax loss carryforwards, which amount to R$185,273 at December 31, 2002 (2001 - R$12,695).

          (iii)     In May 2000, the Company was authorized to offset, in order to extinguish the tax claim, approximately R$100 million of withheld income tax arising from interest on own-capital, received in 2000 and 2001, against the contingent liability related to PIS/COFINS (Note 21 – Tax (ii)).

11.     Prepaid expenses

	2002	2001

Subsidies on handsets (i)	68,689
FISTEL fee (ii)	34,102
Insurance	17,719	1,410
Financial charges (iii)	88,271	85,629
Other	38,494	39,846

Total	247,275	126,885

Current	179,354	97,018
Long-term	67,921	29,867

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (i)     This refers to the number of postpaid handsets sold during the year, with a minimum subsidy of R$300 reais. This amount is recoverable over 12 months, considering that the agreements provide for this amount as early termination fee or upon migration to prepaid plans.

          (ii)     The amount of the “Fundo de Fiscalização das Telecomunicações (“FISTEL”), Telecommunication Inspection Fund, fee paid each month based on the number of installations in the course of the year is deferred to be amortized during the estimated period of client churn (retention), which is equivalent to 24 months. In addition, the FISTEL fee related to the annual operation and inspection of radio base and fixed-line and mobile switches active in the prior year paid in April is amortized during the same year.

          (iii)   This refers basically to premiums paid on option contracts, amortized during the term of the related contracts, in addition to prepaid commissions and fees in advance for loans.

12.     Other assets

	2002	2001

Government exchange securities (Note 8 (iii))	141,455
Maintenance inventories (i)	108,890	36,051
Other debtors	87,243	33,047
Tax incentive investments	73,873	84,302
Recoverable advances and deposits (ii)	68,659	107,834
Other	35,119	3,328

Total	515,239	264,562

Current	215,351	180,118
Long-term	299,888	84,444

          (i)     Maintenance inventories relate to new and reusable materials in the operating telephone subsidiaries which are stated at the lower of average original cost or market.

          (ii)     Recoverable advances and deposits as of December 31, 2002 relate primarily to advances to suppliers in the amount of R$44,337 (2001 – R$99,711) and advances to employees in the amount of R$24,322 (2001 – R$8,123).

13.     Investments

	2002	2001

Investment in Pegasus, recorded up to December 2001 under the equity method (Note 1(b)), and not consolidated		31,386
Investments at cost	65,971	41,927
Fiscal incentives	32,356	24,658
Other investments	250	248

Total	98,577	98,219

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The fiscal incentives and other investments are stated at cost and refer mainly to equity interests obtained by converting into shares or capital quotas the tax incentive investments in regional funds, information technology companies and audiovisual projects.

14.     Property, plant and equipment, net

	2002			2001	Annual
					depre-
		Accumulated			ciation
	Cost	depreciation	Net	Net	rate (%)

Fixed switching equipment	11,475,532	(8,499,319)	2,976,213	3,939,411	20
Oi switching equipment (i)	316,197	(9,223)	306,974		10
Fixed transmission equipment	6,266,487	(4,198,224)	2,068,263	2,338,697	20
Oi transmission equipment (i)	661,518	(18,749)	642,769		10
Terminal equipment	2,252,209	(1,730,426)	521,783	639,283	20
Trunking (switches)	6,039,599	(4,178,372)	1,861,227	2,192,631	5 to 20
Cables (access network)	4,167,620	(1,374,788)	2,792,832	2,344,345	5 to 20
Cables and network Pegasus	194,103	(6,291)	187,812		3 to 4
Machines and equipment Pegasus	113,670	(10,658)	103,012		4 to 33
Other equipment	1,526,711	(855,042)	671,669	564,969	10 to 20
Underground ducts	1,894,915	(999,645)	895,270	932,844	4
Posts and towers	806,485	(264,559)	541,926	458,358	4 to 5
Hardware and software	1,214,216	(546,655)	667,561	557,328	20
Buildings	2,083,499	(1,110,282)	973,217	957,411	4 to 10
Other assets	1,045,451	(376,299)	669,152	319,613	10 to 20
Construction in-progress	556,058		556,058	1,875,129
Materials for expansion projects	407,122		407,122	1,026,550

Total	41,021,392	(24,178,532)	16,842,860	18,146,569

          (i)     The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence and is consistent with the practices followed by the wireless telecommunications sector.

          In compliance with CVM Resolution No. 193/96, during 2002 the subsidiary companies capitalized the amount of R$323,413 (2001 – R$504,836) arising from financial charges in connection with financing of permanent assets, during their construction period. Capitalized interest is subsequently depreciated over the same period as the related assets.

          Pursuant to clause 21.1 of the Concession Agreement, all of Telemar’s property, plant and equipment which are essential to provide the services described thereunder are considered reversible assets and comprise the concession’s assets. Upon expiration or termination of the Concession Agreement these assets will automatically revert to Anatel.

          Management reviews its potential for profit generation on a regular basis, especially buildings and equipment to be maintained and used in the activities, to determine and assess possible impairment. No impairment losses were identified in 2002 and 2001.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

15.     Intangible assets

	2002	2001

License - Oi	1,122,209	1,102,007
Goodwill - Pegasus	310,746	61,969

Total	1,432,955	1,163,976

          In February 2001, Oi acquired for R$1,102,007 the license to operate and market Personal Mobile Service in the same areas within Region I that Telemar operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. We began amortizing the license, as of July 2002, upon the commencement of operations, on a straight-line basis through the expiration date in March 2016.

16.      Deferred charges

          Deferred charges consist of expenses incurred during the pre-operating period of the new subsidiaries Oi, TNext, HiCorp, Contax and TNL.Acesso, which will be amortized over periods based on the economic studies carried-out by a third party (average period of five years), and comprise of the following:

	2002	2001

Third party services	235,598	79,060
Rental and interest expenses	332,410	409,417
Personnel	54,652	26,287
Materials (mainly handsets)	30,720	1,254
Revenues of handset sales	(19,838)
Rental and insurance	30,060
Other	3,075
Accumulated amortization	(30,431)
Interest income		(57,969)

Total	636,246	458,049

Total per subsidiary:

	2002			2001

		Accumulated
	Cost	amortization	Net	Net

Oi	628,486	(30,431)	598,055	409,964
TNext	30,036	(9,511)	20,525	26,532
HiCorp	10,778	(2,693)	8,085	10,239
TNL.Acesso	10,000	(3,667)	6,333	8,333
Contax	3,726	(1,491)	2,235	2,981
Pegasus	3,333	(2,320)	1,013

Total	686,359	(50,113)	636,246	458,049

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

17.     Payroll and related accruals

	2002	2001

Wages and salaries	74,663	82,054
Accrued social security charges	22,562	34,365
Employee’s profit sharing	131,612	28,410
Accrued benefits	654	692
Payroll withholdings	20,357	29,184
Other	10,574	7,155

Total	260,422	181,860

          The employees’ profit sharing is performance-based on operating revenues and is measured on an annual basis (Note 26 (b)).

18.     Dividends and interest on own-capital

	2002	2001

Proposed dividends and interest on own-capital	499,979	300,000
Interest on own-capital to minority shareholders of Telemar	160,040	147,442
Prior years’ dividends and interest on own-capital not claimed	43,150	90,600

	703,169	538,042

          The dividends and interest on own-capital not claimed refer to the amounts available to shareholders, which if not claimed within three years of the annual Shareholders’ Meeting that such dividends and interest on own-capital were approved will be reversed to retained earnings.

19.     Taxes other than on income

	2002	2001

Value-added taxes – ICMS	342,322	388,039
Employees’ Profit Participation Program – PIS	32,692	8,410
Tax for Social Security Financing – COFINS	93,276	26,742
Other indirect taxes on operating revenues	13,648	13,989

Total	481,938	437,180

Current	481,800	436,572
Long-term	138	608

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

20.     Loans and financing

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2002	2001

(a) Local currency
Banco de Desenvolvimento de Minas Gerais S.A.	06/97	07/05	Receivables	TJLP + 4.20% p.a.	15,328	20,501
Banco de Crédito Nacional S.A. (vi)	02/02	02/03	Conditional investment and promissory note	CDI + 0.15% and 0.4% p.m.	7,626
Banco Nacional de Desenvolvimento Econômico e Social - BNDES “Credit line” (i)	12/00	01/08	Endorsement and receivables	TJLP + 3.85% p.a.	1,909,881	2,173,697
Banco Bilbao Vizcaya Argentaria S.A. (ii)	06/02	06/05	None	IGPM + 12% p.a.	50,000
Banco do Brasil S.A. (vi)	12/01	03/03	Promissory note	104% to 110% of CDI and 2.18% p.m.	18,852
Banco Mercantil do Brasil S.A. (vi)	03/02	08/03	Promissory note and receivables	CDI + 0.30% p.m.	10,000
Banco ABC Brasil S.A. (vi)	04/02	03/03	Promissory note	24.60% p.a.	2,317
Banco Fibra S.A. (vi)	11/02	03/03	Promissory note and receivables	1.05% p.m.	3,000
Telcon Fios e Cabos para Telecomunicações S.A. (vi)	02/02	02/04	Promissory note	112% of CDI	3,085
Accrued interest					22,335	44,198

Total in local currency					2,042,424	2,238,396

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2002	2001

(b) Foreign currency
US Dollar
Banco Nacional de Desenvolvimento Econômico e Social - BNDES “Credit line” (i)	12/00	01/08	Endorsement and receivables	UMBND (ix)+ 3.85% p.a.	920,017	695,953
ABN AMRO Bank N.V.	12/00	05/06	None	LIBOR + 5.00% p.a	298,892	262,586
ABN AMRO Bank N.V. (iii)	08/01	08/09	Endorsement	Libor + 5.50% p.a.	3,131,512	1,153,239
Banco Itaú S.A.	12/00	04/06	Promissory note	LIBOR + 2.75% to 3.125% p.a.	324,866	233,827
BBA Creditanstalt S.A.	10/00	05/05	None	LIBOR + 4.20% p.a.	211,998	185,632
BankBoston N.A.	06/01	03/06	None	LIBOR + 4.80% p.a.	169,598	139,224
BankBoston N.A.	12/99	01/06	Endorsement	LIBOR + 4.25% p.a.	103,455	91,934
Banco Santander do Brasil S.A.	06/01	06/04	None	LIBOR + 4.40% p.a.	123,666	81,214
Banco Santander do Brasil S.A.	08/02	08/03	None	1% p.a.	13,386
EDC-Export Development Corporation	01/00	04/07	None	LIBOR + 1.50% to 3.00% p.a.	246,482	196,715
Fuji Bank, Limited	11/00	09/06	None	LIBOR + 3.10% p.a.	256,967	210,945
KFW-Kreditanstalt Für Wiederaufbau	06/00	10/09	None	8.75% to 11.87% p.a.	506,440	398,335
KFW-Kreditanstalt Für Wiederaufbau (iv)	07/02	10/09	None	8.75% to 11.87% p.a.	346,086
Unibanco União de Bancos Brasileiros S.A.	08/00	08/03	Promissory note	12.01% p.a. and 10.85% p.a.	176,665	151,565
Banco Bilbao Vizcaya Argentaria S.A.	07/00	12/06	Guaranteed by THE COMPANY	6.84% p.a.	31,378	25,759
Sumitomo Corporation do Brasil S.A.	10/97	01/03	Promissory note	LIBOR +2.5% and 3% p.a.	28,600	28,998
Electro Banque S.A. (v)	12/02	12/05	None	LIBOR + 4.5% p.a.	60,066

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2002	2001

SEB Merchant Banking (ii)	03/02	10/06	None	LIBOR + 2.75% p.a.	173,432
Société Générale (ii)	12/02	06/07	None	LIBOR + 5% p.a.	83,033
Suppliers (viii)
Bosch Telecom Ltda.	01/95	12/02	Promissory note	LIBOR + 2.50% to 3.30% p.a.		106,675
SIEMENS Ltda.	12/99	12/02	Promissory note	LIBOR + 5.4375% p.a.		16,776
SIEMENS Ltda.	01/00	09/05	Promissory note	LIBOR + 5.00% p.a.	77,624	69,617
SIEMENS Ltda.	06/02	10/07	None	LIBOR + 4.71% p.a.	37,099
Alcatel Telecomunicações S.A. (vii)	12/02	04/04	None	LIBOR + 5% to 6.2% p.a.	131,869
Alcatel Telecomunicações S.A. (vi)	10/99	04/04	Promissory note	LIBOR + 5% to 6.2% p.a.	203,134
Alcatel Telecomunicações S.A.	12/02	04/04	Promissory note	6.91% p.a.	9,343
SIEMENS Ltda.	02/02	08/09	Promissory note	6.91% p.a.	10,638
Nokia do Brasil Ltda.	12/02	08/09	Promissory note	6.91% p.a.	22,255
Other suppliers	10/96	05/04	Promissory note	LIBOR + 1.125% to 6.6% p.a.	126	12,521
Yen currency
Japan Bank for International Cooperation – JBIC	08/01	01/10	None	1.65% p.a.	1,043,568	661,776
Accrued interest					114,154	82,830

Total in foreign currency					8,856,349	4,806,121
Results of swap operations (x)					(1,445,432)	575,365

Total loans and financing					9,453,341	7,619,882

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2002	2001

Short term					1,747,472	1,370,561
Long-term					7,705,869	6,249,321

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          (i)     Refers to the use of funds provided by special lines of credit for the acquisition and assembly of infrastructure equipment, electronic equipment, network management software, among others, under the terms of the “Telecommunication Investment Support Program.” Financial charges were due on a quarterly basis up to December 2001, and from February 2002 through January 2008, financial charges and the principal are due on a monthly basis.

          As of December 31, 2002, the Company, in the capacity of an endorsing guarantor, had not met certain indices established in covenants under the R$2,829,898 loan obtained by Telemar from BNDES and ten financial agents, starting in December 2000 with final maturity in January 2008. Banco Itaú S.A. and Banco do Brasil S.A., as consortium leaders and BNDES, granted a waiver, in connection with the noncompliance of current liquidity ratio and debt coverage as of December 31, 2002, upon increase of the interest from 3.85% per annum to 4.40% per annum for 2003. Based on these waivers and the opinion of legal counsel, management believes to be in compliance with the covenants up to January 2004.

          (ii)     The Company obtained funds from Skandinaviska Enskilda Banken AD (“SEB Merchant Bank”) in March 2002, from Banco Bilbao Vizcaya Argentaria S.A. in June 2002 and from Société Générale in December 2002, all to finance the acquisition of Ericsson equipment by Telemar.

          (iii)     In 2001, Oi obtained loans from ABN AMRO Bank, to make investments and pay the first installment of the right to use a radio frequency. During 2002, additional drafts were made; to cover investments made in Oi’s operating network.

          (iv)     In July 2002, the Company obtained funds from KFW-Kreditanstalt Fur Wiederaufbau, in the amount of R$258 million, and in October 2002, in the amount of R$31 million, to finance the acquisition of Siemens equipment by Telemar.

          (v)     In December 2002, the Company obtained funds from Electro Banque, in the amount of R$60 million, to finance the acquisition of Alcatel equipment by Telemar.

          (vi)     Refers to loans and financing obtained by Pegasus, which was acquired and consolidated by Telemar on December 27, 2002 (Note 1(b)).

          (vii)     In December 2002, the Company assumed part of the debt of its subsidiary Pegasus with Alcatel Telecomunicações S.A., in the amount of R$134 million

          (viii)     Loans from suppliers refer to contracts for the supply and installation of equipment in order to comply with the network expansion program.

          (ix)     “UMBND” is a currency basket published by BNDES on a daily basis.

          (x)  The results of swap operations refer to the gains and losses of existing transactions at the balance sheet dates, considering the difference between an average of 103.31% of the variation in the CDI rate and the exchange rate variation of the US Dollar and Yen plus the bank spread. These gains and losses are reducing or increasing our foreign currency indebtedness in US Dollars and Yen. Management expects to maintain these transactions until their maturity, which is similar to the disbursements relating to the loans and financing in foreign currency.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The maturity dates of long-term debt are as follows:

	2002	2001

Local currency
2003		368,004
2004	381,710	368,004
2005	442,388	365,620
2006	375,714	362,283
2007	375,714	362,283
2008 and thereafter	31,310	30,190

Total	1,606,836	1,856,384

Foreign currency
2003		713,462
2004	1,531,074	1,098,305
2005	1,709,101	1,104,405
2006	1,286,858	909,547
2007	645,594	247,249
2008 and thereafter	926,406	319,969

Total	6,099,033	4,392,937

Total
2003		1,081,466
2004	1,912,784	1,466,309
2005	2,151,489	1,470,025
2006	1,662,573	1,271,830
2007	1,021,308	609,532
2008 and thereafter	957,715	350,159

Total	7,705,869	6,249,321

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

21.     Provisions for contingencies

		2002	2001

	Tax
(i)	FINSOCIAL		72,659
(ii)	PIS/COFINS	483,814	357,301
(iii)	ISS (service tax) on services which are
	not subject to ICMS (value-added tax)	38,024	34,558
(iv)	ICMS	141,961	139,407
(v)	INSS	122,277	114,205
(vi)	CPMF	155,890	44,599
(vii)	ILL	27,694	39,139
(viii)	IOF	117,396
(ix)	Other claims	206,959	199,699

		1,294,015	1,001,567

	Labor
(i)	Unsafe work conditions premium	107,385	106,418
(ii)	Inflation indexation adjustments	1,035	15,343
(iii)	Equalization of salary scales	39,738	35,579
(iv)	Salary differences/indemnities/productivity	36,583	34,616
(v)	Other actions	75,435	80,246

		260,176	272,202

	Civil
(i)	Preferred shares	67,192	87,149
(ii)	Embratel VC2/VC3	50,713	62,201
(iii)	SISTEL indemnity	15,000
(iv)	Claims - small claim courts	35,478	23,171
(v)	Other claims	50,074	45,148

		218,457	217,669

	Total (Long-term)	1,772,648	1,491,438

          The provisions for contingencies are monetarily restated on a monthly basis, according to legally established criteria, as follows:

          Tax :Variation Sistema Especial de Liquidação e Custódia (SELIC) (Special System for Settlement and Custody);

          Labor : Variation in the TR – Taxa Referencial (“TR”) (Referential Rate) plus 1% per month; and

          Civil : Variation in the TR plus 0.5% per month.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Probable contingencies

Tax

          (i)     FINSOCIAL - During 2002, Telemar accepted to withdraw its claim and pay the contested tax, totaling R$40,043 after a reduction of interest and fine granted pursuant to Provisional Measures No. 66/02 and No. 75/02. This resulted in a reduction and reversal of R$31,672 of the Company’s provisions for contingencies (Note 5).

          (ii)     PIS/COFINS - Based on the opinion of its legal advisors and unfavorable interpretation by the Federal Court of Appeals, Telemar maintains a provision to cover the discussion about the rate increase of COFINS and broadening of the calculation basis of Programa de Integração Social (“PIS”) and Contribução para Financiamento da Seguridade Social (“COFINS”) (Law 9.718/98), despite having obtained preliminary injunctions, authorizing the nonpayment of these taxes, as well as the offsetting of amounts collected in accordance with this broadened calculation basis. However, Telemar has suffered unfavorable decisions in some states where it operates: a) Minas Gerais, where the amount due, plus arrears interest, totaling R$72,680, was judicially deposited; and b) Roraima and Pará, where appeals were denied on June 26, 2001. Utilizing Provisional Measure No. 66/02, Telemar paid R$1,743 in connection with COFINS in the State of Amapá, with benefit of R$193 as reduction of interest and fines.

          In the case of the Company, although an interlocutory appeal is still pending judgment in order to stay an unfavorable decision at the second judgment phase, and in view of the likelihood of a negative outcome, management decided to use credits of withheld income tax to offset against the amount due being challenged, in the approximate amount of R$100 million (Note 10).

          (iii)     ISS - Telemar maintains provisions for tax assessments suffered as from 1998, challenging the incidence of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision reflects the assessed services which are considered as probable losses by the legal consultants. Changes occurred during the year primarily refer to the restatement of the existing provision.

          Assessments in connection with the incidence of Imposto Sobre Seruiços (“ISS”) on services relating to outsourcing of personnel, equipment rental, wake-up call services, and others, in the approximate amount of R$320 million, have not been provided for, since these contingencies are considered possible or remote, as some activities are not within the scope of the ISS and are already taxed by the ICMS. These assessments are reviewed by the Legal Department, in connection with a comprehensive study of the legislation applicable to all service revenues that was prepared by external legal counsel. Furthermore, adding to the defense rationale, the Supreme Court ruled, in the last quarter of 2001, that ISS should not be levied on equipment rental. A substantial portion of the assessed amounts refers equipment rental.

          (iv)     ICMS - On June 19, 1998, State Financial Secretaries approved Convênio 69, which increased the scope of Imposto Sobre Circulação de Mecadorias e Serviços (“ICMS”) to other services, including installation. Pursuant to this interpretation, the ICMS tax may be applied retroactively to such telecommunication services during the last five years. Management believes that the extended incidence of the ICMS tax on supplementary services to the basic telecommunication services is questionable, because: a) the State Secretaries acted beyond the scope of their authority; b) their interpretation considers, for taxation purposes, certain services which are not telecommunications services; and c) new taxes cannot be applied retroactively. This is a complex matter as it involves technical definitions of services, which would give rise to the incidence of ICMS, ISS or neither one of them.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Following the disclosure of the Convênio, Telemar filed a court injunction against the incidence of ICMS on installation and activation services (main revenues being discussed), recording the provision and respective restatement on a monthly basis. From 1999 until December 2001, Telemar was assessed for ICMS on additional services, including activation and installation fees, in the approximate amount of R$260 million. Based on the opinion of its legal consultants, management considers the probability of loss for notifications related to periods prior to June 1998 as “remote,” and for those after June 1998 as “possible or probable,” and accordingly recorded a provision for the probable notifications of approximately R$142 million (R$14 million for assessments, in addition to R$128 million related to the court injunction since the Convênio was published).

          As support for the opinion that the risk is remote for periods prior to the Convênio, Telemar was granted a favorable judicial decision (in rem judicatam) in the State of Minas Gerais, stating that the ICMS collection of amounts for activation services prior to issuance of the Convênio is unconstitutional.

          In July 2002, in the light of unfavorable ruling regarding periods subsequent to the Convênio, judicial deposits in the amount of R$27 million were transferred to the State Treasury of Bahia. However, Telemar may an appeal to this judgment.

          (v)     INSS - This refers to the tax assessment on joint responsibility for the payment of this tax by service providers, in the amount of R$35,199 (2001 - R$53,165), as well as for contributions on the compensation and suspension of SAT Seguro de Acidente de Trabalho (“SAT”) (Workers’ Compensation Insurance) in the amount of R$68,065 (2001 - R$46,041). Although the amounts are being complemented and restated in the light of existence of new tax executions, there has been a settlement through an auction of Government securities promoted by Instituto Nacional de Seguro Social (“INSS”) according to Law No. 9.711/99 of claims provisioned for and considered as likely losses, in the amount of R$33,100. Such settlements generated a R$12,141 revenue due to the discount obtained at the auction.

CPMF - The Company was granted an injunction relieving it from the payment of Contribuição Provisória para Movimentações Financeiras (“CMPF”). In view of the pro-tax authorities attitude adopted by the Supreme Court, the Company maintains a provision to cover probable losses, recorded and restated on a monthly basis according to the activity of its bank accounts.

          (vii)     ILL - Telemar offset Imposto Sobre Lucro Liquido (“ILL”) paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in similar cases involving other companies. However, although several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. During 2002, Telemar reversed part of the reserve, in the approximate amount of R$16,003, after thoroughly reviewing the amounts offset in previous years, as well as the criteria adopted to restate such amounts (Note 7).

          (viii)     IOF - Based on the opinion of its legal advisors, as well as the fact that Supreme Courts are not unanimous regarding the possibility of this tax being levied, the Company chose in December 2002 to record a provision to meet a probable incidence of this tax on intercompany credit lines. As was the case with other provisions, Imposto Operações Financeiras (“IOF”) related amounts were restated up to December 31, 2002.

          (ix)     Other claims - This account consists substantially of: (a) a provision to cover offsetting of PIS and FINSOCIAL credits, currently being discussed at the highest court with respect to the restatement index, totaling R$103,161 (2001 - R$92,969), and (b) a provision for SELIC interest

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

calculated on the amounts of tax losses and tax loss carryforwards in excess of the annual limit of 30%, based on an injunction, but pending final decision, of R$23,001 (2001 - R$3,611).

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Labor

          (i)     Dangerous work conditions premium - This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension electric installations. Increases refer to new claims and monetary restatement in the amount of R$12,585, in addition to settlement of claims in the amount of R$5,955 and the reversal of R$5,663 having given rise to a gain.

          (ii)     Inflation indexation adjustments - Provision related to labor claims discussing the inflation indexation adopted for the adjustment of salaries under certain economic stabilization programs (“Collor Plan” and “Bresser Plan”). In July 2002, several processes in connection with this indexation criteria of February 1989 in the State of Pará were settled, through payment of R$10,534 which excluded interest and fines, the provision for which was reversed in the amount of R$5,092.

          (iii)     Equalization of salary scales - Provision to reflect the probable loss arising from claims to equalize salary scales among certain classes of employees. Increase reflects the restatement of this contingent liability.

          (iv)     Salary differences/indemnities/productivity - Claims in connection with collective suits, with loss expectations considered as probable, in view of unfavorable decisions in lower courts.

          (v)     Other actions - These refer to the challenging of individual amounts which are less than R$1,000. The increase during the year can be substantially attributed to the emergence of new suits and restatement in the aggregate amount of R$59,818. In addition, settlement payments totaled R$50,320 which excluded interest and fines, and a gain arising from reversals related to fines and interest was recorded in the amount of R$16,514.

Civil

          (i) Preferred shares - In 1990, the Telebrás Board of Directors approved an increase in its share capital by means of a public offer. During the call for tender, CVM started to investigate the price of the new shares, which were issued at a discount to the book value. Upon completion of the investigation, CVM informed the Ministério Público Federal (Brazilian public prosecution service) that in its opinion there had been no infringements as the price established for the new shares was compatible with the market price for Telebrás shares. Nevertheless, the public prosecutor decided to take the issue to court. In April 1998, Telebrás was ordered to issue 13,718,350 thousand preference shares in order to comply with the obligation, but the Company appealed against this decision. The Company maintains a provision in connection with the 2,516,572 thousand preference shares transferred to it at the spin-off and privatization of Telebrás, which varies in accordance with the share quotation on the Bolsa de Valores de São Paulo (“BOVESPA”), (São Paulo Stock Exchange). In July 2002, the amount of R$21,292 was reversed to income due to the movement in the quoted market value of the shares (Note 5).

          (ii) Embratel VC2/VC3 - On July 6, 2000 Anatel decided that Embratel is entitled to income from the revenue arising from the long distance fixed-mobile calls, and for Telemar’s right over revenues arising from local calls, for the period between June 1998, when the Concession Agreements were executed, and July 1999, when the CSP (carrier dialing code) was introduced for long distance services. Anatel’s decision establishes that, following the introduction of the CSP, the corresponding revenue belongs to the service provider selected by the user. In the Company’s opinion, Anatel misinterpreted the fixed-mobile and switched fixed-line telephone services as being equivalent. Management understands that the revenues generated by fixed-mobile services, irrespective of the distance called, belong to

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Telemar, as it is the service provider to the caller who originated the call, in conformity with the regulations established by the Ministry of Telecommunications.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Telemar obtained a favorable decision from Anatel with regard to the reconsideration request submitted to the Directors Council of Anatel and, therefore, contested the matter judicially, challenging not only Embratel’s right to offset amounts, but also the regulation of this type of revenue. With regard to the first issue, Telemar obtained a legal instruction that prevents Embratel from discounting the related amounts; this procedure, however, has a temporary nature and may be revoked or overruled at any time. As for the regulation matter, the suit is in its initial stage. The decision to maintain the withheld amount recorded is based on the lack of evidence favorable to Telemar and taking into consideration Anatel’s decision (Note 5).

          (iii)     SISTEL indemnity – Based on the opinion of its legal advisors, Telemar management recorded a provision for the suit in connection with the indemnity of SISTEL, arising from the termination of a property rental agreement.

          (iv)     Claims – small claims courts – These refer mostly to suits filed by customers, the individual indemnity amounts of which do not exceed the limit of forty minimum wages. Increase in the period is attributable to the provisioning of R$63,615, of which R$51,308 have been paid.

          (v)     Other claims – These refer to indemnity suits filed by former resellers of prepaid calling cards, indemnity for termination of contracts with subcontractors, indemnity for expansion plans with the issuance of shares, among many others.

Possible contingencies

          The Company has also several cases for which losses are considered as “possible” in the opinion of its legal advisors, with no recorded provisions for contingencies. The main contingencies total approximately R$890,000 (2001 – R$887,000) and relate to matters such as the incidence of ISS (See item (iii) – Tax) and ICMS on services (See item (iv) – Tax), termination of contracts with former resellers of prepaid calling cards, subcontractors and other suppliers, indemnity for expansion plans/issuance of shares and losses due to failure in the initial stage of long distance carrier code.

          The main contingencies classified as possible or remote losses in the opinion of the Company’s legal advisors are as follows:

•	ICMS on international calls – In July 1999, the legal dispute in Rio de Janeiro relating to international calls originating in Brazil was estimated at approximately R$70,000 (tax assessments). Tax authorities claim that international call services are provided in Brazil, being therefore subject to ICMS. However, the law opposes another legal interpretation, which considers international calls as exported services, being therefore exempt from ICMS. Additionally, there is doubt as to the responsibility for the payment of this tax, if charged, since Telemar does not have revenues from these services.

In February 2000, in Rio de Janeiro, Telemar obtained a favorable decision from the Conselho de Contribuintes (Taxpayers’ Council), countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with Telemar. Telemar obtained a court injunction from a lower court assuring that, even after the introduction of CSP, in July 1999, the international long distance service provider is responsible for paying this tax.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

•	Federal taxes – On August 9, 2000, Telemar was assessed by the Brazilian Internal Revenue Service in Rio de Janeiro for alleged infringements related to taxable events occurred in 1996, prior to the privatization, totaling R$993,700, relating to IRPJ, CSL, PIS, COFINS and IRRF. Telemar submitted to the State Federal Revenue Service of Rio de Janeiro the documentation supporting the conformity of the accounting records, which were disallowed for tax purposes, as well as proof of the correct payment of the corresponding taxes in the period assessed.

Telemar requested and was granted a new proceeding to submit supplementary documentation, and is now awaiting a decision of the lower court on the analysis of the documents. The assessment has been reduced by tax authorities to approximately R$152 million, after a first inspection of some of these documents. The ruling should be based on the quality of the documentation submitted which, management believes, was adequate and presented on timely basis. Accordingly, this contingency is substantially considered remote.

•	The Instituto de Defesa do Consumidor (“IDEC”) (Consumer’s Protection Institute) filed a civil claim in the first half of 2001, against Telemar in Rio de Janeiro, questioning the increase in tariffs at a higher percentage than IGP-DI. Telemar appealed against the decision and the effects of the injunction granted to IDEC were suspended. Based on the opinion of its legal advisors, grounded on the fact that this increase complies strictly with the terms of the Concession Contract signed by the Company and Anatel, management did not record a reserve for this claim, as it believes that no losses are likely to be incurred from this claim.

22.     Debentures

          In July 2001, the Company issued 13,000 simple, non-convertible debentures of R$100 each, totaling R$1,300,000. These debentures are due in five years and bear interest at the CDI rate plus 0.7% per annum, recorded under current assets and amortized every six months. During 2002, interest in the amount of R$242,699 (2001 – R$121,189) was settled.

23.     Shareholders’ equity

(a)     Share capital

          The authorized capital comprises 700 billion shares. At a meeting held on April 26, 2002, the Board of Directors approved a capital increase of R$167,606, by issuing 1,865,185 thousand common shares and 3,730,370 thousand preferred shares at R$27.14 per thousand common shares and R$31.36 per thousand preferred shares. These prices were defined based on the average closing prices traded on BOVESPA at the most recent floor sessions. This capital increase corresponds to the capitalization of part of the special reserve of goodwill, as determined in CVM Instruction No. 319/99 (Note 1(d)). Minority shareholders have 30 days, from the date when the related notice was published, to exercise their right of preference to the subscription of the increase, in proportion to their holdings.

	Number (lot of 1,000 shares)

	2002	%	2001	%

Common shares	127,948,562	33.3	126,083,377	33.3
Preferred shares	255,897,123	66.7	252,166,753	66.7

Total	383,845,685	100.0	378,250,130	100.0

Common treasury shares	(4,156,100)		(4,156,100)
Preferred treasury shares	(4,624,337)		(4,624,337)

Total outstanding	375,065,248		369,469,693

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Change in issued shares (lot of 1,000 shares):

	Common shares	Preferred shares	Total

December 31, 1999	124,369,031	210,029,997	334,399,028
Issued May, 2000	156,529	39,021,123	39,177,652

December 31, 2000	124,525,560	249,051,120	373,576,680
Issued May, 2001	1,557,817	3,115,633	4,673,450

December 31, 2001	126,083,377	252,166,753	378,250,130
Issued April, 2002	1,865,185	3,730,370	5,595,555

December 31, 2002	127,948,562	255,897,123	383,845,685

(b)      Capital reserves

          Special reserve of goodwill

          This refers to the contra entry to Goodwill recorded upon the downstream merger described in Note 1(d), net of the provision recorded in accordance with CVM Instruction No. 349.

          Fiscal incentives and donations

          Donations and subvention of assets received in accordance with the self-financing plan, as well as fiscal incentives – substantially FINAM (Amazon Investment Fund) and FINOR (Northeast Investment Fund).

(c)      Earnings reserves

          Legal reserve

          In accordance with Art. 193 of the Brazilian GAAP, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceeds the share capital by 30%. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.

          Unrealized income reserve

          The unrealized income reserve represents net income not yet realized financially, arising from the restatement of certain permanent asset accounts and equity adjustments of investments accounted for using the equity method. This reserve is realized when the permanent assets from which it originated are depreciated or disposed of or when dividends are received, or when the reserve is appropriated to the payment of minimum compulsory dividends. The Company has currently realized a substantial part of this reserve, and the remaining balance is explained by the difference between dividends received and equity in earnings of subsidiary companies, which posted positive results in recent years.

(d)      Retained earnings

          The retained earnings balance was used to fund investments under the investment plan of the Company and its subsidiaries.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(e)      Treasury shares

          On June 16, 1999, the Company’s Board of Directors authorized a share buy-back program limited to 3% of the shares in circulation and up to R$250,000. On October 27, 1999 the limit was increased to 6%.

          At December 31, 2002 and 2001, the Company held treasury shares of 4,624,337 thousand preferred shares and 4,156,100 thousand common shares, which were acquired during 2001 at a cost of R$45,528 and R$123,964, respectively.

(f)      Dividends and interest on own-capital

          Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of “Adjusted Net Income” (as defined below) (the “Compulsory Dividend”). The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income in determining the Preferred Dividend in relation to the Compulsory Dividend. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

          The Preferred Dividend corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in accordance with accounting principles prescribed by Brazilian GAAP, in proportion of preferred shares to total capital.

          For purposes of Brazilian GAAP, and in accordance with the Company’s by-laws, the Adjusted Net Income is an amount equal to the Company’s net profits determined in accordance with accounting principles prescribed by Brazilian GAAP adjusted to reflect allocations to or from (i) the statutory reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized income reserve, if any.

          The Company’s by-laws also provide for distribution of interest on own-capital as an alternative form of payment to shareholders. The interest is limited to the average Taxa de Juros de Longo Prazo (“TJLP”) (Long-Term Interest Rate) during the applicable period and cannot exceed the greater of 50% of net income (before distribution and deductions for income taxes) for the period or 50% of retained earnings. Distribution of interest may also be accounted for as a tax-deductible expense, for both income tax and social contribution purposes. The amount paid to shareholders as interest on own-capital, net of any withholding tax, may be included as part of a Compulsory Dividend. Under Brazilian GAAP, the Company is obligated to distribute interest on own-capital in an amount sufficient to ensure that the net amount received by the shareholders, after payment by the Company of applicable Brazilian withholding taxes (15%) is at least equal to the Compulsory Dividend.

          The Annual General Meetings of March 31, 2003 and April 25, 2002 approved the distribution of common dividends in respect of 2002 and 2001 income of R$ 499,979 and R$300,000, respectively. These dividends had been proposed by the Board and recorded in the December 31, 2002 and 2001 financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Minimum compulsory dividends (25%) were calculated as follow:

	2002	2001

Net income for the year	(372,563)	140,378
Realization of unrealized income reserve	2,072,492
Appropriation to legal reserve		(7,019)

Adjusted net income	1,699,929	133,359

	424,982	33,340

Number of common shares in circulation (lots of 1,000)	123,792,462	121,927,277
Number of preferred shares in circulation (lots of 1,000)	251,272,786	247,542,416

Minimum dividends of the preferred shares were calculated as follow:

Preferred
shares

Share capital	4,476,809
Proportion of preferred shares	66.67%
Proportion of capital	2,984,539
Percentage of dividends	6%

179,072

Dividends and interest on own-capital proposed are as follow:

	Common	Preferred
	shares	shares

Interest on own-capital proposed in 2002	165,020	334,959
Interest on own-capital per lots of one thousand shares – (in reais)	1.33	1.33
Dividends proposed in 2001	99,000	201,000
Dividends per lots of one thousand shares – (in reais)	0.81	0.81

Management proposed the payment of dividends and interest on own-capital of R$74,997 in 2002 and R$166,641 in 2001 in excess of the adjusted net income, through the use of retained earnings.

(g)      Stock options

          In July 2000, the Company established the Stock Option Plan whereby preferred shares are reserved for a selected group of executives. The options are exercisable at varying dates and on a cumulative basis up to five years. Options become fully exercisable after the fifth year.

          Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five year vesting period. In the event of a forfeiture prior to the 5-year vesting period, the executive may receive, at the Company’s discretion, a number of shares equivalent to the 10% paid or receive cash for the 10% paid at the average market value based on the last 90 days trading price in the stock exchange.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The offer price is restated in accordance with the IGP-M (General Market Price Index) variation, plus 6% per annum. Executives may opt to receive the value resulting from the difference between the market price and the exercise price or to receive the equivalent shares.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     In the event of a dividend distribution, the related amount will be deducted from the exercised options.

     Should an executive decide to sell the acquired shares after the exercise period, he/she must grant the Company a right of first refusal in the acquisition of the shares at the market value on the date of sale.

     The following table summarizes stock option operations carried-out up to December 31, 2002:

	In reais

	Number
	of shares	Initial	Adjusted
	(lots of 1,000)	option price	option price(*)

Shares offered in July 2000	250,330	30.00	38.63
Shares offered in May 2001	1,449,304	33.00	36.72
Shares offered in October 2001	1,198,635	24.73	25.48

	2,898,269
Offerings extinguished due to rescissions	(821,656)

Options outstanding at December 31, 2002	2,076,613

(*) The option price is adjusted by IGP-M plus 6% from the date of grant to December 31, 2002.

     The market value of preferred shares at December 30, 2002 was R$27.30 (2001 - R$36.25) per lot of one thousand shares. Differences between the actual offer price and the market value at the balance sheet date, which may result in losses to the Company, are recorded on the accrual basis.

24. Funds for capitalization

     Self-financing was one of the ways by which Telebrás financed part of the expansion of the telecommunications network. As from July 1, 1997, the scheme was extinguished by Ordinance No. 261 issued on April 30, 1997, by the Ministry of Telecommunications. These amounts are to be used for future capital increases.

25. Financial instruments

(a) Foreign currency exchange risk

     Since January 1999, the Brazilian Reais exchange rate has been volatile. At December 31, 2001, the commercial US dollar selling rate was R$2.32 to US$1.00. In 2002, there was significant devaluation of the Brazilian Real against the US dollar, and at September 30, 2002 the rate was R$3.91 to US$ 1.00, closing at December 31, 2002 at R$3.53 to US$1.00.

     At December 31, 2002, 72.6% (2001 - 57.6%) of the Company’s debt, including debentures, was denominated in foreign currency (US dollar, Japanese Yen and a currency basket of BNDES bank). Consequently, the Company is exposed to foreign currency exchange rate risks that may adversely affect the results of operations and financial position, as well as the ability to comply with debt liabilities.

These balances of loans and financing totaled US$2,507,347 thousand and US$2,072,876 thousand at December 31, 2002 and 2001, being covered by financial derivatives (swaps and options) for 103.98% and 104.79%, respectively.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(b) Derivatives

     The Company limits its use of derivatives to managing risk that could negatively impact its financing and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.

     Commencing in May 2000, the Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt. Due to the devaluation of the Real against the US dollar during 2001 and 2002, the Company significantly increased its use of exchange rate derivatives in order to reduce additional losses principally on its foreign currency debt.

     The total notional amount of the cross-currency interest rate swaps and derivatives at December 31, 2002 and 2001 was US$2,614,127 thousand and US$ 2,172,097 thousand, respectively, with maturities ranging from January 2003 through January 2010. These values represent 103.98% and 104.79% of the loans and financing, respectively.

			Results related to
	Derivatives contract value		derivatives

	2002	2001	2002	2001

Swap	7,431,442	3,260,386	1,603,468	(181,373)
Options	1,342,654	1,396,881	52,035	(74,272)
Forward		382,866	9,113	(35,920)
Total	8,774,096	5,040,133	1,664,616	(291,565)

     Deferred charges and property, plant and equipment include the amounts of R$128,931 (2001 - R$206,776) and R$41,407 (2001 - R$37,110), respectively, which relate to financial charges related to derivative transactions which were capitalized during the year.

     Under the terms of the swap arrangements, the Company pays to or receives from the counterparts at maturity the amounts, if any, on an average of 103.31% of the variation in the CDI rate (Brazilian bank certificate of deposit rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchange rates plus the bank spread on the notional amount from 7.9% to 11.5% per annum in the US dollar and 1.65% per annum in the Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the variation in the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gains and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gains and losses are paid or received to or from the counterparts, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2002, the Company has receivables of R$3,445,432 while at December 31, 2001, the Company had payables of R$575,365.

     The foreign exchange rate options (put and call) allow the Company, by the means of payment of premiums, to acquire US dollar at pre-established exchange rates, limited to a maximum gain in some contracts. The Company also signed foreign exchange rate forward contracts, establishing a fixed exchange rate. The weighted average US dollar rate of these contracts was R$2.73 per US$1.00, with an average premium of 2.76%. The premiums on the foreign exchange rate options are recorded in the results of the year on the accrual basis up to the contract maturity, using the straight-line method. The gains on these options and forward contacts contracts are only recorded when financially realized, while the losses are recorded on the accrual basis.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     The estimated fair value of cross-currency interest rate swap and derivatives at December 31, 2002 and 2001 was R$234,286 and R$324,855, respectively. The estimated weighted average coupon rate of the cross-currency interest rate swaps at December 31, 2002 was 2.89% for US dollar and 1.86% for Yen (2001 – 7.91% for US dollars). The difference between the contract values and fair values would only be incurred if the Company liquidates prior to maturities.

(c) Interest rate risk

     At December 31, 2002, the Company had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) of R$1.93 billion and CDI of R$1.36 billion for the Reais-denominated debts, and based on LIBOR for the US dollar-denominated debts of R$6.01 billion and based on LIBOR for the Yen-denominated debt of R$1.04 billion, and also based on a currency basket (UMBND) for a debt of [R$0.92 billion.] The Company’s financial investments are indexed substantially at CDI rate variation.

(d) Concentration of credit risk

     Financial instruments that subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, certificate of deposits, treasury and corporate bonds, trade accounts receivables, advances to suppliers and derivative contracts. The Company limits its credit risk on cash and cash equivalents, certificate of deposits, treasury and corporate bonds by depositing and holding these funds with major financial institutions. The Company limits its credit risk related to trade accounts receivables by selling to a geographically dispersed customer base and by performing credit evaluations on all new customers. Credit risk related to customer accounts is diversified. For the periods presented, no single external customer amounted to 10% or more of the Company’s annual operating revenues. Advances to suppliers are made only to a select group of long-standing suppliers. The financial condition of these suppliers is analyzed on an ongoing basis to limit credit risk. Counterparts to the Company’s derivative contracts are also major financial institutions and organized exchanges. The Company considers exposure to credit loss due to nonperformance of their counterparts to be remote. The Company depends on the fixed-line telecommunications concession granted by the Federal Government. Should this concession be rescinded, the Company’s operations and financial results would be materially affected.

(e) Fair value of financial instruments

     The fair value of financial instruments and book value at December 31 are as follows:

	2002		2001

	Book	Fair	Book	Fair
	value	value	value	value

(i) Investments in marketable securities	1,581,312	1,427,892	1,190,786	1,190,786
(ii) Loans and financing	10,898,773	10,888,346	7,044,517	7,023,168
(ii) Debentures	1,321,039	1,243,799	1,317,899	1,317,899
(iii) Derivatives	1,430,800	234,286	(529,668)	(324,855)

     The carrying amounts of cash and cash equivalents, accounts receivable, suppliers and short-term financing approximates fair value due to the short maturity of these instruments.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i) Investments in marketable securities

     The book value approximates market value due to short-term maturities and/or interest rates used for these instruments.

(ii) Loans and financing and debentures

     The market value of loans and financing was calculated in accordance with the present value of these financial instruments considering market interest rates for operations of similar terms and risks, and approximates the book value.

(iii) At December 31, 2002, the fair value of derivatives used for currency protection was:

	Book value		Fair value

	2002	2001	2002	2001

Swap	1,427,510	(441,221)	167,686	(329,077)
Options	3,290	(19,620)(* )	66,600	52,071
Forward		(68,827)		(47,850)

Net liability	1,430,800	(529,668)	234,286	(324,855)

(*) Net of options recorded as prepaid assets of R$45,697

     The fair value of derivatives differs substantially from the book value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to maturities.

26. Provision for pensions

(a) SISTEL

     Fundação Sistel de Seguridade Social (“SISTEL”) is a private, non-profit pension plan created on November 9, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

     With the statutory changes approved by the Secretariat for Complementary Pensions on January 13, 2000, the sponsors negotiated conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos PBS-Assistidos - “PBS-A”).

     In December 2001, SISTEL opted for the Special Taxation System provided for in art. 2 of Provisional Measure No. 2222, of September 4, 2001, to take advantage of the tax amnesty in connection with the payment of income tax and tax on financial transactions, then contested in court and provided for. Such amnesty required the payment of the provided principal amount only, with no interest and restatement.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     Since the balance provided was greater than the payment made, remaining funds from provisions for tax contingencies were transferred to the benefit plans. As to the TelemarPrev plan, however, due to its characteristics and nature, part of the resources, totaling R$153,233 (Note 5) were returned to the sponsors in March and April 2002, based on legal and actuarial reports and authorization from the Secretariat for Complementary Pensions.

     The accounting for pension and assistance plans is totally separated, allowing for the determination of results by benefit plan.

     The Company sponsors two defined benefit plans (PBS-A and PBS-Telemar) and one defined contribution plan (TelemarPrev). In November 2002, the defined benefit plan denominated PB-CT was merged into the TelemarPrev plan, as described below.

     The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to recording benefits granted to employees, approved by CVM Resolution No. 371, of December 31, 2000, are presented below.

(i)	Defined benefit plans (PBS-A and PBS-Telemar)

     At the time of the SISTEL restructuring, the PBS-Telemar plan was introduced, maintaining the rights established in PBS-A. In addition to monthly income supplementation benefit, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis.

     The actuarial method to determine the cost of benefits is the capitalization method. During 2002, contribution of the Company was 9.5% of payroll cost of employees that participate in the plan, of which 8% is allocated to PBS-Telemar and 1.5% to PAMA. These percentages are the same as in the year ended December 31, 2001.

     The contribution from active participants is the sum of: a) between 0.5% and 1.5% of the participation salary (minimum of the total participant’s salary and R$12,942.73), depending on the age of the participant); b) 1% of the participation salary that exceeds half the contribution salary (minimum of the participant’s salary and one Sistel Standard Unit), limited to the value of the Sistel Standard Unit (R$1,255.32, annually adjusted, in June, by the discount rate of the plan’s liabilities); and c) 11% of the amount which exceeds the participation salary.

     In 2002, the Company’s contribution totaled R$302 (2001 - R$1,672).

     This plan has not admitted new members since the creation of TelemarPrev in September 2000.

     Reconciliation of assets and liabilities at December 31:

	2002		2001

		PBS-		PBS-
	PBS-A (*)	Telemar	PBS-A (*)	Telemar

Fair value of plan assets	2,044,839	148,815	1,787,446	118,303
Present value of actuarial liabilities	(1,621,795)	(113,326)	(1,562,352)	(106,490)

Fair value of assets in excess of actuarial liabilities	423,044	35,489	225,094	11,813

(*) This plan does not include active participants and there is sufficient technical surplus to cover future actuarial liabilities.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Evolution of plan assets:

		PBS-
	PBS-A (*)	Telemar

Fair value of plan assets at December 31, 2001	1,787,446	118,302
Benefits paid during the current year	(141,610)	(9,163)
Reversed contributions during the current year		749
Effective yields of the plans’ assets	399,003	38,926

Fair value of plan assets at December 31, 2002	2,044,839	148,814

Evolution of actuarial liabilities:

		PBS-
	PBS-A (*)	Telemar

Liabilities at December 31, 2001	(1,562,352)	(106,490)
Gross current service cost (including interest)		(1,627)
Interest on actuarial liability	(169,592)	(11,747)
Benefits paid during the current year	141,610	9,163
Actuarial loss	(31,461)	(2,625)

Liabilities at December 31, 2002	(1,621,795)	(113,326)

     The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.

     Although the plan’s assets exceed the actuarial liabilities at December 31, 2002 and 2001, those excesses will not be recognized, as the reimbursement is not determined by law; in addition, PBS-A is not a contribution plan.

(ii)	Complementary Pension Plan (PB-CT)

     This plan assumed charges, obligations and responsibilities laid down in Individual Complementary Pension Contracts and Collective Labor Agreements related to ex-employees of the sponsors, which belonged to the former Companhia Telefônica Brasileira (“CTB”) and to Companhia Telefônica de Pernambuco (“CTP”). The change from Consortium to Administration and Payment of Pension Benefits in the PB-CT complied with the provisions of arts. 80 and 81 of Law No. 6435 of July 5, 1977, which expressly forbids direct management of pension benefit plans by the employer.

     On November 21, 2002, the Secretariat for Complementary Pensions approved the merger of the PB-CT plan into the TelemarPrev plan, and therefore the provision for recognized actuarial liabilities at Telemar, to cover insufficiency of technical reserves of the benefit plan, was reversed. The reversal amounted to R$30,315 and was recorded as “Other operating income” (Note 5).

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	Defined contribution pension plan (TelemarPrev)

     The Company sponsors the TelemarPrev plan of SISTEL, approved by the Secretariat for Complementary Pensions on September 21, 2000.

     On November 21, 2002, the Secretariat for Complementary Pensions approved a series of alterations to the TelemarPrev regulations, submitted by SISTEL. The changes focus on providing participants with much more flexibility, conforming the plan to the ruling legislation, and enabling implementation of procedures to enhance the safety of the plan investment policy, i.e. Asset Liability Modeling (ALM).

     The plan assures to participants benefits categorized as follows: (i) risk benefits, and (ii) programmable benefits.

     The usual participants’ contributions consists of two parts: (i) basic - equivalent to 2% of the participation salary, and (ii) standard - equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional participants’ contributions are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months. Occasional participants’ contributions, which are also optional, may not be less than 5% of the participation salary (minimum of the participant’s salary and R$12,942.73) cap.

     The plan establishes contribution parity for participants’ and sponsors’ contributions, up to a limit of 8% of the participation salary, however the sponsor is not required to follow any additional or occasional contributions by the participant. The actuarial method to determine the cost of benefits is the capitalization method.

     In 2002, the Company’s contributions totaled R$3,872 (2001 - R$3,660).

     The reconciliation of assets and liabilities at December 31, 2002 and 2001 is not presented herein, as this is a defined contribution plan.

     (iv)  Plan results expected for 2003 are as follows:

	PBS-A	PBS-Telemar

Estimated remuneration of assets	285,891	21,091
Current service cost		(1,114)
Unrecognized actuarial gains		372
Interest cost	(175,711)	(12,418)

Total income expected for 2003	110,180	7,931

     Revenues will not be recognized, due to lack of evidence that such assets could reduce future sponsors’ contributions and because they are not reimbursable.

     (v)  Main actuarial assumptions

     Main actuarial assumptions used in the calculation of PBS-A, PBS-Telemar and TelemarPrev plans are as follows:

	Annual %

	2002	2001

Discount rate of actuarial liability (includes 5% inflation)	11.30	11.30
Expected remuneration rate of assets (includes 5% inflation)	14.45	14.45
Estimated inflation rate for salary increase	5.00	5.00
Estimated inflation rate for benefit increase	5.00	5.00

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(b) Employees’ profit sharing

     The employees’ profit sharing is defined on an annual basis, according to the accomplishment of targets to increase operating revenues the Company’s value, pursuant to Law No. 10101, of December 19, 2000. At December 31, 2002, the Company recorded provision based on the best estimate of the accomplishment of these targets, in the amount of R$131,612. The difference between this amount and the expense shown in the statement of income reflects the reversal of prior year’s excess of provisions.

27. Transactions with related parties

     In December 2000, the Company entered into a loan agreement with BNDES (a shareholder of the Company). At December 31, 2002 and 2001 the outstanding balances were R$2,869,650 and R$2,869,650, respectively.

     At the November 30, 1999 Extra-ordinary General Meeting, the common and preferred shareholders of the Company approved a management services agreement between Telemar Participações and Telemar, in accordance with the Concession Agreement. This management services agreement is effective until December 31, 2003 and may be extended. The remuneration is based on a percentage of consolidated net revenues of the Company determined under Brazilian GAAP, as follows: 1% in the period from August 1998 to December 31, 2000; 0.5% in 2001 and 2002; and 0.2% in 2003. For the years ended December 31, 2002 and 2001, management fees totaled R$50,665 and R$50,665, respectively.

     In 2001, Pegasus received and recorded as indemnity for damages and losses caused by contract defaults, a credit in the amount of R$31,744, and recorded also the right to rent 1,573 km of fiber optic cable ducts for 20 years, at R$4.50 per meter, originally recorded as property, plant and equipment at R$1.00 and subsequently adjusted to market value and sold to Companhia AIX de Participações for R$21,710, accounted for as “Non-operating income.”

28. Commitments

(a) Anatel (unaudited)

     The Company accomplished most targets established by Anatel. Accordingly, the Company announced, during the year ended December 31, 2001, the early attainment of universal service and expansion targets through 2003 in 15 states, excluding Rio de Janeiro, which attained its targets in February 2002. Besides this, the Company prepares, on a monthly basis, statements of quality indicators, which are audited by Anatel. In the event of possible defaults regarding those indicators, the Company will be assessed and the related provisions will be in accordance with management’s risk assessment.

(b) Rentals

     The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases was R$129.7 million, R$102.1 million and R$176.2 million for 2002, 2001 and 2000, respectively.

     The following table summarizes the approximate future minimum rentals under non-cancelable operating leases in effect at December 31, 2002 that expire in 2003:

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Minimum rental

2003	137,910

Total	137,910

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(c) Capital expenditures (unaudited)

     At December 31, 2002, the Company had forecast approximately R$1,800,000 of capital expenditures for the year 2003.

     These capital expenditures are to be incurred on continuing expansion of our wireless and fixed-line network.

(d) Other commitments

     Approximately 24% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). Management negotiates new collective labor agreements every year with the local unions.

     The corporate restructuring that arose from the downstream merger anticipates the annual issuance of shares by the Company to Telemar Participações equal to the tax benefit derived from the amortization of the Goodwill (Note 1(d)). Minority shareholders of the Company will have a preemptive right to subscribe for shares issued in proportion to their percentage interest in the share capital the Company. In the event that a minority shareholder elects to exercise such right, it will be required to pay to Telemar Participações an amount equal to the value of the shares with respect to which the right is exercised.

     All assets of the concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, the assets would automatically revert to Anatel.

29. Insurance

     During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.

     Assets and liabilities of material value and/or high risk are covered by insurance. The Company holds insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of their net worth and operational continuity, as well as the rules established in the Concession Agreement.

     Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets:

Insurance type	Amount covered

Operating risks/profit interruption	558,000
Third party liability – comprehensive	20,000
Third party liability – vehicles	3,000
Third party liability – third parties	70,666
Insurance guarantee	42,189

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

30. Summary of the differences between Brazilian GAAP and US GAAP

     The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

     The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP as described below:

(a) Inflation accounting methods and indices

     In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and constant currency methods relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.

     Financial statements prepared in accordance with Brazilian GAAP have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities to determine taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.

(i)	Additional inflation restatement in 1996 and 1997 for US GAAP

     In the reconciliation from Brazilian GAAP to US GAAP, an adjustment for inflation accounting has been included in relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by Brazilian GAAP but still required by APS 3 under US GAAP.

     Shareholders’ equity under US GAAP was increased by R$289,052 and R$526,502, respectively, at December 31, 2002 and 2001 due to the additional inflation restatement adjustments, net of depreciation.

(ii)	Inflation indices

     The indexation of the financial statements through 1995, except for the year 1990, under Brazilian GAAP was based on an official government index, the Unidade Fiscal de Referência (“UFIR”) and for the year ended December 31, 1990 on a consumer price index the Índice de Preços ao Consumidor (“IPC”). For US GAAP purposes, a general price index, the Índice Geral de Preços – Mercado, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(b)      Corporate Reorganization

          (i)   Date of acquisition

          Under Brazilian GAAP, the date of accounting for a corporate reorganization can be defined as a date several months prior to the approval of the operation by the shareholders. The corporate reorganization described in Note 1(c) was recorded based on accounting balances as of March 31, 2001 despite the approval of the operation by the shareholders on August 2, 2001.

          Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case shareholder and regulatory approval was required and was only received on August 2, 2001 which is thus the acquisition date. Likewise the date of the sale of the participation in subsidiaries to third parties is the date of shareholders’ approval.

          (ii)   Basis of accounting

          Under Brazilian GAAP, the corporate reorganization was accounted for based on book values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries of R$50,669 which was recorded as a capital gain in non-operating income.

          Under US GAAP, the consideration given, in the form of shares in listed subsidiaries, for the purchase of minority interests was recorded based on the fair value (quoted market value) of those shares. The difference between the book value and quoted value of the shares given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers.” The fair value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization. The consideration paid for the acquired minority interests is allocated to the fair values of the assets and liabilities of the respective subsidiaries in accordance with SFAS No. 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on the sale is recorded in income.

          (iii)   Determination of differences between Brazilian GAAP and US GAAP

	Shareholders’ equity		Net income

	2002	2001	2002	2001

Reversal of gain recorded under Brazilian GAAP				(50,669)
Recognition of gain recorded under US GAAP				33,267
Minority interest impact due to difference in acquisition date for US GAAP				(26,765)
Fair value adjustment on property, plant and equipment acquired	(44,167)	(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments	8,541	1,840	6,701	1,840

	(35,626)	(42,327)	6,701	(42,327)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(c)      Pension and other post-retirement benefits

          Under Brazilian GAAP, amounts due to a multi-employer pension plan are treated on an accrual basis as the obligations fall due. In December 1999, the Company split-up the SISTEL multi-employer defined benefit pension plan and formed a single-employer defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under SISTEL for those employees who have retired before January 30, 2000. Under Brazilian GAAP, amounts due to a single-employer defined benefit plan are also treated on an accrual basis as the obligations fall due. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating all active employees to the new plan. In March 2001, the final period for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-employer plans such as the PBS – A plan, is to be disclosed under Brazilian GAAP accounting principles. Because the plans have an unfunded status or a funded status which the Company believes will lead to future benefits, the Company has elected at December 31, 2001 to record that deficit over the next five years at 20% per year in accordance with IBRACON and CVM regulations. If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

          The funded status of the plan at December 31, 2002 and 2001, in accordance with US GAAP, is presented in Note 35(c). To calculate the funded status in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures under US GAAP are also provided in Note 35(c). US GAAP does not require the sponsor to record actuarial calculations for multi-employer pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(d)      Funds for capitalization

          Under Brazilian GAAP, expansion plan contributions received are included in the balance sheet after total shareholders’ equity until the proposed subscribers have paid for their telephone connection in full. A general shareholders meeting approves the capital increase. Until December 31, 1995, expansion plan contributions were indexed from the month in which they were received to the end of the subsequent fiscal year-end and transferred to shareholders’ equity when shares were issued to the subscriber, at a value per share equal to the equity value per share shown on the latest fiscal year-end balance sheet. As from January 1, 1996, indexation was no longer applied and for contracts signed as from that date the subsidiaries have the option of using a value per share equal to the market value, provided that it is higher than the equity value. The difference between the value per share at the moment of payment and the value per share at the moment of capitalization has been booked as share premium under capital reserves.

          In addition to the expansion plan, which they promoted directly, the subsidiaries also sponsored agreements between companies or individuals in a particular community and independent contractors who developed the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The Company or individuals paid the contractor. On completion of the project, the Company incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which were then treated in the same manner as the expansion plan contributions received from prospective telephone subscribers, as described above.

          Under US GAAP, a portion of the expansion plan contributions is allocated to shareholders’ equity (if the Company issues shares - up to 1996) or minority interests (if the subsidiaries issues shares - as from 1997) based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-process was completed.

(e)      Different criteria for capitalizing interest and depreciating capitalized interest

          Until December 31, 1993 capitalized interest was not added to the individual assets in property and equipment under Brazilian GAAP, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. However, as applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and the part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As from January 1, 2000, following a regulation issued by the CVM (Deliberação CVM No. 193), management changed its interest capitalization policy. Similar to US GAAP, under the new policy interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest: includes i) monetary gains and losses associated with loans and financing in foreign exchange currency and ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans, which are not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.

          Under US GAAP, in accordance with the provisions of US SFAS No. 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not associated with construction-in-progress can be capitalized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(f)      Derivatives

          Under Brazilian GAAP, foreign currency derivatives are recorded on a monthly basis by comparing contractual exchange rates to exchange rates at month end. Under the swap agreement, the Company pays or receives at maturity the amounts of the difference between the variation corresponding to an average 103.31% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing the foreign currency indebtedness. Gains on “options” and “forward” contracts are recorded under interest income (expense) when the contracts expire while losses are recorded currently against income.

          Under US GAAP, derivatives were accounted for in the same manner as under Brazilian GAAP through December 31, 2000. However, as from January 1, 2001 all derivatives are recorded at fair value on the balance sheet and all variations in fair value are being recorded in the statement of operations. The impact of the initial application of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001 resulted in recognition of a gain in the amount of R$8,920, presented in the Statement of Operations under accumulative effect of change in accounting policy. The Company does not account for any activities as hedging activities.

(g)      Deferred charges on development stage subsidiaries

          Under Brazilian GAAP, expenses incurred during the pre-operational phase of a subsidiary are deferred until the entity is fully operational, at which time the expenses are amortized as a charge to income over the expected future benefit of the new subsidiary (Note 16).

          Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(h)      Revenue recognition

          Under Brazilian GAAP, installation revenues are recognized in the period in which the installation services are provided while related costs of services are recognized when incurred.

          Under Brazilian GAAP, prepaid card revenues are recognized when sold while the costs are recognized when the cards are used.

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship, approximately five years. Because an equal amount of revenue and expense was deferred, there was no impact on net income for the change in accounting principle. The adoption of the new rule resulted in a net reduction in revenues and costs during 2002, 2001 and 2000 of R$141,302, R$359,475 and R$118,444, respectively.

          Under US GAAP, prepaid card revenues are deferred and recognized as income, based on customer usage.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i)      Capital leases

          Under Brazilian GAAP, through December 31, 2002, there is no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts are recorded as operational leases, with charges made to income on a monthly basis during the contractual period.

          Under US GAAP, material lease contracts which meet at least one of the following four criteria according to SFAS No. 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair value of the leased asset over any related investment tax credit.

(j)     Stock option plan (the “Plan”)

          Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market value at the balance sheet date is higher than the option price.

          Under US GAAP in accordance with APB 25, “Accounting for Stock Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the market price of the shares purchased over the option price. The market value discount at which the employees can buy the shares identifies a stock option plan as a compensatory plan. Terms of the Plan determine the amount of shares to be granted but do not determine a fixed price. According to the Plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. In addition, the exercise price is adjusted for IGP-M plus 6% per annum from the date of grant until the date the options are exercised. Since the ultimate option price is not known until the date of exercise, the Plan is considered a variable plan. In a variable plan, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in the market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented using the fair value method of accounting. Using this method, fair value is determined using an option-pricing model (Black-Scholes or the binomial option models) which takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the expected life of the option. However, based on the terms of the Company’s Plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures under US GAAP are provided in Note 35(d).

(k)      Earnings per share

          Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally, this is the minimum of Company’s shares to be traded on the Brazilian stock exchanges.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128 “Earnings per share.” This statement provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividend (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 23). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is computed by deducting the preferred dividend and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

          Diluted earnings per share are computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly, weighted-average number of common and preferred shares outstanding during the period. The weighted average shares outstanding for diluted earnings per share is not higher than the number of shares used in the basic earnings per share calculation because the diluted share issue is that of the Company’s subsidiaries.

          The weighted-average number of common and preferred shares used in computing basic earnings per share for (i) 2002 was 123,170,734 thousand and 250,029,329 thousand, respectively, (ii) 2001 was 120,154,738 thousand and 248,880,409 thousand, respectively, and (iii) 2000 was 121,768,289 thousand and 239,924,679 thousand, respectively. The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed-line services. These amounts are reflected as “Funds for capitalization” in the balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (Note 23). These activities are dilutive in nature to the shareholders of the Company, whether the shares to be issued are those of the Company’s subsidiaries (which will impact the minority interest recognized) or of the Company itself. The expectation is that the shares will be issued by the Company’s subsidiaries rather than by the Company based on the manner in which such shares were issued in 2002, 2001 and 2000. The Company’s management determined that this manner of issuing shares in these three years was appropriate as a result of the dilution of the Brazilian Government’s share of common shares of the Company below the 50% level which would have occurred if the shares had been issued by the Company. The shares are treated as outstanding and included in the basic earnings per share calculation only when such funds are converted to equity and the shares are issued. The shares are treated as outstanding for diluted earnings per share purposes when expansion plan contributions are received or when Community Expansion Plan agreements are approved (Note 23). Pursuant to SFAS No. 128, no potential issue of these shares was included in the computation of diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 as such effect would have had an antidilutive effect on earnings per share.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

          The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend, of R$1.33 per thousand preferred shares in 2002, R$0.81 per thousand preferred shares in 2001 and R$0.67 per thousand preferred shares in 2000.

(l)      Income tax and social contribution

          Under Brazilian GAAP, the Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies under Brazilian GAAP for providing for deferred taxes are substantially in accordance with SFAS No. 109, “Accounting for Income Taxes”. The tax credits relating to loss carryforwards are recognized to the extent future realization is considered certain, pursuant to CVM Instruction No. 391 issued on June 27, 2001, based on estimates of future taxable income over a ten-year period, at present value. At December 31, 2002 the Company has not recognized tax credits in the amount of R$197,968 (December 31, 2001 – R$12,695) relating to tax loss carryforwards of subsidiaries that do not demonstrate future realization.

          In Brazil, the tax law is sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carryforwards will be realized.

          Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. However, the provisional measure is still used for determining the amount of current tax payable. During 1999 legislation was introduced in order to permit the compensation of social contribution obligations with amounts payable as a result of an additional 1% increase of the COFINS rate (from 2% to 3%) in that year. Although a provisional measure introduced by December 31, 1999 prevented such compensation, management provided for its deferred tax asset of R$89,491 related to negative basis of social contribution at that time as they estimated that under the existing legislation the additional amounts payable of COFINS would completely compensated future amounts of social contribution payable and that it was no longer “more likely than not” that the deferred tax asset could be realized based on legislation at that time. By 2001, the right to offset social contribution with the additional amounts of COFINS payable was no longer permitted by law and the valuation allowance against the deferred tax asset for the negative basis of social contribution was reversed.

(m)       Provision for dividends and interest on own-capital

          Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate, on shareholders’ equity. Such interest is deductible for tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, in the Company includes this nominal charge in interest expense and reverse out the same amount before the net income total.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

           Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore not accrued. However, interim dividends paid or interest on own-capital credited to shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, no similar interest on own-capital distribution concept exists.

(n)     Equity method accounting

          Under Brazilian GAAP, investments in affiliated companies can be accounted for under the equity method if the company has influence over the administration or holds more than a 20% participation (voting or non-voting shares) in the investee. Until December 27, 2002, the Company owned only preferred shares of Pegasus, and under Brazilian GAAP accounted for the investment using the equity method.

          Under US GAAP, the equity method is permitted if the Company holds 20% or more of the voting shares of an investee and the ability to exercise significant influence over the investee’s operational and financial decisions.

(o)      Segment reporting

          Under Brazilian GAAP, no separate segment reporting is required.

          Under US GAAP, SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers (Note 35(b)).

(p)      Disclosure requirements

          Under US GAAP, disclosure requirements differ from those required by Brazilian GAAP. However, in these Brazilian GAAP financial statements, the level of disclosure has been expanded to comply with US GAAP.

(q)      Permanent assets

          Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and Tax law accounts of Brazilian companies through 1995.

          Under US GAAP, some assets would be classified as non-current assets, especially intangible assets.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(r)      Retained earnings

          Under Brazilian GAAP, a company formed as a result of a split-off may present retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the split-off deems so by allocating retained earnings from the parent company to the new company.

          Under US GAAP, “retained earnings” allocated in the split-off are not considered historical retained earnings because such amount represents capital allocated from the parent company and is described as “distributable capital.”

(s)      Statement of cash flows

          Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented. The statement of cash flows may be presented as supplemental information based on NPC 20.

          Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others (Note 35(a)).

(t)      Classification of income statement line items

          Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2002, 2002 and 2000. Accordingly, the consolidated income statement under Brazilian GAAP has been recast to present a condensed consolidated statement of operations in accordance with US GAAP (Note 33). The reclassifications are summarized as follows:

•	Interest in subsidiaries, whereby credits made directly to equity - which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated income statement of operations in accordance with US GAAP.

•	Interest income and interest expense - such items, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	Employees’ profit sharing - these expenses have been classified in the consolidated statement of operations in accordance with Brazilian GAAP after non-operating expenses. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 31, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

•	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. Such amounts have been reclassified to operating income (expense) in the condensed consolidated statement of operations in accordance with US GAAP.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(u) Acquisition of Pegasus

•	On December 27, 2002, Telemar acquired 93.27% of the outstanding common shares of Pegasus (including the 24.4% owned by the Company). The results of Pegasus’ operations have not been included in the consolidated financial statements considering the acquisition date, since the four-day-results are not material. On February 19, 2003 Telemar acquired the remaining 6.73% of the outstanding common shares of Pegasus.

•	The aggregate purchase price was R$258,798 including R$80,671 corresponding to the Company’s 24.4% participation.

•	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Telemar is in process of obtaining third-party valuations of Pegasus’ intangible assets to determine fair values and, when applicable, the amortization periods, in accordance with the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets;” thus, the allocation of the purchase price is subject to refinement.

At December 31, 2002
Current assets	51,192
Long-term assets	69,954
Property, plant, and equipment	483,990
Intangible assets	107,181
Goodwill	71,917

Total assets acquired	784,234
Current liabilities	433,648
Long-term debt	91,634

Total liabilities assumed	525,282

Total purchase price	258,952

(v) New US GAAP accounting pronouncements

     (i)  Accounting for asset retirement obligations and asset disposal costs

     In June 2001, the Financial Accounting Standards Board or “FASB” issued SFAS No. 143, “Accounting for Asset Retirement Obligations” on the accounting for obligations associated with the retirement of long-lived assets. SFAS No. 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its financial position of results of operation.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     In June 2002 the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 supercedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company’s fiscal year ending after December 15, 2002. The Company does not expect SFAS No. 148 to have a material effect on its results of operations or financial condition.

     (ii)  Goodwill and other intangible assets

     In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under prescribed conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in our investments in equity investees and subsidiaries will also no longer be recorded. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

     Adoption of SFAS No. 142 on January 2002 did not have a material effect on the Company’s results of operations or financial position.

     (iii)  Impairment or disposal of long-lived assets

     In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. Adoption of SFAS No. 144 on January 2002 did not have a material effect on the Company’s results of operations or financial position.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     (iv)  Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

     In November 2002, the FASB issued FIN No.45, an interpretation of SFAS No. 5, 57, and 107 and rescission of FIN No. 34. This interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued are modified after December 31, 2002.

     (v)  Consolidation of variable interest entities

     In January 2003, the FASB issued FIN No. 46, an interpretation of Accounting Research Bulletin No. 51 Consolidated Financial Statements.

     This FIN No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

o	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or

o	The equity investors lack a controlling financial interest.

     FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period.

     FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

     Management understands that these new accounting pronouncements will have no significant impact on the Company’s consolidated financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

31.     Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP

For the years ended December 31	Note 30		2002	2001	2000

Net income (loss) under Brazilian GAAP			(415,598)	140,378	709,407
Depreciation of additional inflation restatement in 1996 and 1997:	(a	) (i)	(237,449)	(266,853)	(270,917)
Different criteria for:
Corporate reorganization US GAAP differences:	(b) (iii)
Reduction of gain on corporate reorganization				(17,402)
Minorities interest credit due to difference in acquisition date for US GAAP purposes				(26,765)
Reduction in depreciation of property, plant and equipment due to fair value adjustments			6,701	1,840
Pension and other post-retirement benefits:	(c	)
Change in prepaid pension cost under US GAAP			38,699	21,894
Settlement and curtailment of the defined benefit pension plan					355,067
Amortization of deferred credit on expansion plan contributions	(d	)	46,058	124,458	145,965
Capitalizing interest and depreciating capitalized interest:	(e	)
Capitalization of interest on construction-in-progress			(170,338)	(27,644)	170,613
Depreciation of capitalized interest			(33,294)	(82,355)	42,458
Derivatives	(f	)
Impact of initial application of SFAS No. 133				8,920
Fair value adjustment			(1,401,327)	195,893
Write-off of deferred charges on development stage subsidiaries, principally start-up costs	(g	)	(207,137)	(479,222)
Amortization of deferred development stage costs			50,113
Deferred revenues on prepaid calling cards	(h	)	(1,651)	(16,043)
Valuation allowance for social contribution	(l	)		89,491
Pegasus (equity method adjustment)	(n	)	55,719	7,099
Other			(1,756)	(4,683)	5,886
Deferred tax on adjustments			645,942	186,145	(144,440)
Minority interest on adjustments			232,781	54,794	(51,661)

Net income (loss) under US GAAP			(1,392,537)	(90,055)	962,378

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

32.  Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 30		2002	2001

Consolidated shareholders’ equity under Brazilian GAAP			9,120,138	10,023,273
Additional inflation restatement in 1996 and 1997 for US GAAP:	(a	) (i)
Property, plant and equipment cost			1,564,826	1,564,826
Depreciation of inflationary effects			(1,275,774)	(1,038,325)
Different criteria for:
Corporate reorganization US GAAP differences:	(b) (iii)
Fair value adjustment on property, plant and equipment acquired			(44,167)	(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments			8,541	1,840
Prepaid pension cost	(c	)	192,567	153,868
Funds for capitalization:	(d	)
Deferred credit on expansions plan contributions			(622,603)	(622,603)
Amortization of deferred credit on expansions plan contributions			622,603	576,545
Different criteria for capitalizing and depreciating capitalized interest:	(e	)
Capitalization of interest on construction-in-progress			(370,491)	(200,153)
Depreciation of difference on capitalized interest adjustment			295,033	328,327
Fair value adjustment on derivative instruments	(f	)	(1,196,514)	204,813
Write-off of deferred charges on development stage subsidiaries	(g	)	(686,359)	(479,222)
Amortization of deferred development stage costs			50,113
Deferred revenue on prepaid calling cards	(h	)	(17,694)	(16,043)
Reversal of provision for dividends not yet declared	(m	)	499,979	300,000
Pegasus (equity method adjustment)	(n	)	62,818	7,099
Other			(334)	(1,087)
Deferred tax on adjustments			503,286	(141,803)
Minority interest on adjustments			79,697	(114,096)

Consolidated shareholders’ equity under US GAAP			8,785,665	10,503,092

US GAAP supplementary information:
Property, plant and equipment			41,700,707	39,440,944
Accumulated depreciation			(24,528,128)	(21,824,849)

Net property, plant and equipment			17,172,579	17,616,095

Intangible assets			1,347,837	1,163,976
Accumulated amortization			(43,740)

Net intangible assets			1,304,097	1,163,976

Net property, plant, equipment and intangible assets			18,476,676	18,780,071

Total assets			27,785,362	27,006,952

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

33.  Condensed consolidated statements of operations prepared in accordance with US GAAP

Years ended December 31	2002	2001	2000

Gross operating revenue	15,948,403	13,284,031	10,732,134
Deductions (primarily indirect taxes such as ICMS, PIS and COFINS)	(4,217,403)	(3,556,483)	(2,723,588)

Net operating revenue	11,731,000	9,727,548	8,008,546
Cost of services	(8,179,013)	(6,804,267)	(5,244,302)

Gross profit	3,551,987	2,923,281	2,764,244
Operating (expenses):
Selling	(1,307,354)	(1,427,468)	(888,903)
General and administrative	(975,903)	(1,037,110)	(547,484)
Other operating (expense) income, net	(276,207)	(293,429)	118,636

Operating income	992,523	165,274	1,446,493
Interest (expense) income, net	(3,532,767)	(508,704)	128,984
Other non-operating (expense) income, net	25,231	(47,085)	13,199

Income (loss) before taxes and minority interests	(2,525,013)	(390,515)	1,588,676
Income tax and social contribution benefit (expense)	1,021,551	296,374	(317,421)

Income (loss) before minority interests	(1,493,462)	(94,141)	1,271,255
Impact of initial application of SFAS No. 133 on January 1, 2001 (R$8,920 less deferred tax of R$2,944)		5,976
Minority interests	100,925	(1,890)	(308,877)

Net income (loss) and comprehensive income (loss)	(1,392,537)	(90,055)	962,378

Net income (loss) applicable to each class of shares
Preferred	(932,945)	(60,734)	633,840
Common	(459,592)	(29,321)	328,538

Net income (loss)	(1,392,537)	(90,055)	962,378

Net income (loss) per thousand shares:
Common shares – Basic (in Reais)	(3,73)	(0.24)	2.71
Weighted average (thousand) common shares outstanding	123,170,734	120,154,738	121,768,289

Common shares – Diluted (in Reais)	(3,73)	(0.24)	2.64
Weighted average (thousand) common shares outstanding	123,170,734	120,154,738	121,768,289

Preferred shares – Basic (in Reais)	(3,73)	(0.24)	2.71
Weighted average (thousand) preferred shares outstanding	250,029,329	248,880,409	234,924,679

Preferred shares — Diluted (in Reais)	(3,70)	(0.24)	2.64
Weighted average (thousand) preferred shares outstanding	252,305,316	249,815,220	234,959,538

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

34.  Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

	Share
	capital and
	additional		Unrealized	Treasury
	paid-in	Statutory	income	shares	Retained
	capital	reserve	reserve	reserve	earnings	Total

Balances at December 31, 1999	4,721,231	186,331	2,750,514	(90,934)	2,735,435	10,302,577
Realization of unrealized income			(134,070)		134,070
Appropriations:
Transfer to reserves		19,798			(19,798)
Dividends and interest on own-capital					(314,967)	(314,967)
Employee stock options issued	309					309
Capitalization of reserves and retained earnings	400,448	(186,331)			(214,117)
Funds for capitalization transferred to minority interest					26,872	26,872
Net income for the year					962,378	962,378

Balances at December 31, 2000	5,121,988	19,798	2,616,444	(90,934)	3,309,873	10,977,169
Acquisition of treasury shares				(169,492)		(169,492)
Appropriations:
Transfer to reserves		7,019			(7,019)
Dividends and interest on capital					(248,496)	(248,496)
Employee stock options issued	798					798
Capitalization of retained earnings	167,605				(167,605)
Funds for capitalization transferred to minority interest					33,168	33,168
Loss for the year					(90,055)	(90,055)

Balances at December 31, 2001	5,290,391	26,817	2,616,444	(260,426)	2,829,866	10,503,092

Dividends reverted to the Company					12,442	12,442
Realization of unrealized income			(2,072,492)		2,072,492
Dividends and interest on capital					(300,000)	(300,000)
Capitalization of retained earnings	167,605				(167,605)
Funds for capitalization transferred to minority interest					(37,332)	(37,332)
Loss for the year					(1,392,537)	(1,392,537)

Balances at December 31, 2002	5,457,996	26,817	543,952	(260,426)	3,017,326	8,785,665

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

35. Additional disclosures required by US GAAP

(a)  Consolidated statements of cash flows based on Brazilian GAAP balances for the years ended December 31:

	2002	2001	2000

Operating activities:
Net income - Brazilian GAAP basis	(415,598)	140,378	709,407
Adjustments to reconcile net income to cash provided by Operating activities:
Minority interests	131,856	56,685	257,216
Depreciation and amortization	3,863,109	2,926,422	2,803,282
(Gain) loss on permanent asset disposals	29,648	79,896	(2,685)
Provision for doubtful accounts	616,038	925,611	218,698
Contingencies and other provisions	284,806	565,721	61,713
Deferred tax asset, net	238,306	(248,354)	92,938
(Increase) in accounts receivable	(1,175,906)	(568,976)	(1,458,443)
(Increase) decrease in other current assets	(166,166)	37,968	(43,450)
Increase in other non-current assets	(176,315)	(323,087)	(70,740)
Increase (decrease) in payroll and related accruals	75,430	(3,811)	29,039
Increase (decrease) in accounts payable and accrued expenses	(625,755)	781,839	371,096
Increase (decrease) in other current liabilities	(17,213)	(38,124)	212,734
Increase in accrued interest	1,954,234	1,270,304	253,531
Decrease in deferred and recoverable taxes	(427,796)	(574,614)	(299,245)
Increase (decrease) in other non-current liabilities		(26,092)	(71,815)

Cash provided by operating activities	4,188,678	5,001,766	3,063,276

Investing activities:
Additions to sale of investments, net	(50,000)	(205,443)	(8,611)
Additions to property, plant and equipment	(2,617,282)	(9,438,138)	(2,936,827)
Deferred charges	(221,024)	(479,222)

Cash used in investing activities	(2,888,306)	(10,122,803)	(2,945,438)

Financing activities:
Proceeds from long-term loans	2,296,595	3,554,634	1,174,275
Proceeds from related party long-term loans - BNDES		1,489,572	1,000,579
Repayments of long-term loans	(2,932,071)	(1,525,299)	(410,748)
Proceeds from debentures		1,300,000
Proceeds from line of credit
Repayments on line on credit			(170,298)
Purchase of treasury shares		(169,492)
Dividends and interest on capital, paid	(386,636)	(386,505)	(314,967)

Cash provided (used) by financing activities	(1,022,112)	4,262,910	1,278,841

Increase in cash and cash equivalents	278,260	(858,127)	1,396,679
Cash and cash equivalents at beginning of year	1,234,443	2,092,570	695,891

Cash and cash equivalents at end of year	1,512,703	1,234,443	2,092,570

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Supplemental cash flow information:
Income and social contribution tax paid	38,906	236,356	199,927
Interest paid	988,783	538,435	59,823
Cash paid against provisions for contingencies	350,023	105,530	197,010
Non cash transactions:
Tax incentive investment credits received		4,318	14,098
Donations received of property and equipment			7,103
Conversion of expansion plan contributions into share capital		1,125	1,750
Net Goodwill on downstream merger	(167,606)	(167,606)	(1,767,252)
Net negative goodwill on share capital increase in subsidiary		175,424	237,591

(b) Financial highlights by business segment:

     The following segment information has been prepared in accordance with SFAS No. 131 “Disclosure about Segments of an Enterprise and Related information.” Since January 2002, the Company has operated under the following segments, which as described as follows:

•	Fixed-line: This segment refers to the services rendered by Telemar using the fixed-line network.

•	Mobile: This segment refers to the services rendered by Oi, authorized to operate in June 2002.

•	Contac center: This segment is managed separately and refers to the services rendered by Contax.

     Although not required to present segment information up to 2001 under SFAS No.131, the Company is presenting information relating to 2001 balance sheet and income statement by segment, prepared on the same basis as that of 2002, for comparison purposes

     Since each segment is a different entity, the balances and results are segmented.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Year ended December 31,

	Fixed-line		Mobile		Contact-Center

	2002	2001	2002	2001	2002	2001

Gross operating revenues:	15,482,293	13,305,194	529,303		228,161	158,773
Taxes on revenues and discounts	(4,112,816)	(3,553,783)	(103,077)		(16,502)	(12,968)
Net operating revenues	11,369,477	9,751,411	426,227		211,659	145,805
Cost of sales:	(7,395,115)	(6,626,666)	(599,392)		(181,161)	(115,167)
Selling expenses:	(1,430,564)	(1,582,503)	(181,183)		(2,699)	(1,272)
Administrative expenses	(844,671)	(973,731)	(50,746)		(17,362)	(11,883)
Financial result, net	(2,160,782)	(244,074)	(1,004,817)		(6,923)	(3,232)
Other operating results, net	313,978	(284,048)	(187,292)		(862)	(1,581)
Net income (loss)	(121,889)	64,636	(895,344)		914	6,175
Accounts receivable, net	2,525,982	2,140,464	291,195		25,825	37,515
Property, plant and equipment, net	14,814,327	16,300,476	1,912,975	1,012,508	79,015	29,760
Loans and financing	4,562,828	6,254,095	2,632,300	1,388,485		10,352

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,

	Other segments		Intercompany
	and holding		eliminations		Consolidated

	2002	2001	2002	2001	2002	2001

Gross operating revenues:	159,093	104,722	(450,447)	(284,658)	15,948,403	13,284,031
Taxes on revenues and discounts	(10,928)	(26,721)	25,920	36,989	(4,217,403)	(3,556,483)
Net operating revenues	148,164	78,001	(424,527)	(247,669)	11,731,000	9,727,548
Cost of sales:	(186,469)	(165,717)	183,124	103,283	(8,179,013)	(6,804,267)
Selling expenses:	(13,054)	(6,345)	320,146	162,652	(1,307,354)	(1,427,468)
Administrative expenses	(70,193)	(60,496)	7,069	9,000	(975,903)	(1,037,110)
Financial result, net	(155,433)	(19,200)		(2,132,500)	(3,327,955)	(2,399,006)
Other operating results, net	(167,083)	(15,000)	(104,055)	7,200	(145,314)	(293,429)
Net income (loss)	(459,918)	46,543	83,700	(207,409)	(1,392,537)	(90,055)
Accounts receivable, net	205,542	44,865	(323,613)	(77,000)	2,724,931	2,145,844
Property, plant and equipment, net	214,177	273,351			17,020,494	17,616,095
Loans and financing	4,232,141	3,004,448	(1,973,928)	(3,037,498)	9,453,341	7,619,882

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(c) Pension and post-retirement benefits

     The Company, together with other companies in the former Telebrás group, sponsors a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by SISTEL. In addition, the Company sponsors single-employer defined benefit pension plans (PBS-Telemar and TelemarPrev 2), which are also operated and administered by SISTEL. In November 2002, the deferred benefit plan “PB-CT” was merged into TelemarPrev.

     On September 21, 2000, the Company created new defined contribution plans (TelemarPrev 1) which replaced the defined benefit plan. The migration process created a curtailment and settlement impact on the post-retirement health care plan under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” as employees transferring to the defined contribution plan automatically lost their rights to participate in the post-retirement health care plan in the future. In March 2001, the final period for voluntary migration, 96.0% of the Company’s active employees had transferred to the new plan. A similar percentage of participants transferred to the TelemarPrev 2 plan, which is a defined benefit plan for death, invalidity and other benefits, for which the Company recorded the funded status resulting from actuarial calculations.

     The following table sets forth the defined benefit pension plans’ change in projected benefit obligation:

	2002	2001

Projected benefit obligation at beginning of year	276,697	265,675
Service cost	14,457	12,338
Interest cost	30,170	29,840
Benefits paid	(74,131)	(18,213)
Actuarial gains	(28,596)	(44,448)
Transfers from PB-CT	57,010	31,505

Projected benefit obligation at end of the year	275,607	276,697

     The following table sets forth the change in the fair value of the defined benefit pension plans’ assets:

	2002	2001

Change in plan assets:
Fair value of plan assets at beginning of year	553,491	430,024
Actual return on plan assets	82,678	63,204
Employee contributions	501	681
Employer contributions	249	2,156
Assets transferred from other plans and PB-CT	57,010	75,639
Benefits paid	(74,131)	(18,213)

Fair value of plan assets at end of year	619,798	553,491

     Prepaid pension cost recognized is computed as follows for the defined benefit pension plans at December 31:

	2002	2001	2000

Funded status of plan	344,192	276,795	164,350
Unrecognized net actuarial gain	(169,339)	(143,194)	(55,196)
Unrecognized transition obligation	17,714	20,267	22,820

Prepaid pension cost	192,567	153,868	131,974

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2002	2001

Net service cost	14,457	12,338
Interest cost	30,170	29,840
Return on plan assets	(78,728)	(62,149)
Amortization of unrecognized net actuarial gain	(6,165)	(871)
Amortization of initial transition obligation	2,553	2,553
Participants’contributions	(738)	(1,449)

Net periodic benefit cost	(38,451)	(19,738)

     The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2002	2001	2000

Discount rate to determine projected benefit obligations	11%	11%	11%
Expected long-term rate of return on plan assets	14%	14%	14%
Rate of compensation increase	5%	5%	8%
Inflation rate assumption used in the above	5%	5%	5%

     The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees that had retired prior to the split-up of the SISTEL plan. The Company made no contributions to this plan during 2002 and 2001.

Other post-retirement benefit plans

     The Company is also a sponsor of a multi-employer defined benefit health care plan (PAMA). Contributions by the Company to this plan, for the years ended December 31, 2002, 2001 and 2000 were R$1,071, R$10,101 and R$9,697, respectively.

(d) Stock option plan

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

     The exercise price per thousand shares stated in the contract varies by the variation of IGP-M plus 6% per year. In the event of a dividend distribution, the exercise price per thousand shares is reduced by the amount of dividends paid per share as from the option date.

     The options granted under the Plan were awarded with an exercise price less than the estimated fair market value of the shares on the date of grant. Compensation expense charged to income under US GAAP was R$798 and R$309 in 2001 and 2000, respectively. There was no compensation cost in 2002.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The expense represents the excess of the quoted market value over the exercise price at year-end, pro rata over the period for which benefits are expected to be generated for the Company.

TELE NORTE LESTE PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

     The executive directors, granted an option under the Plan, must pay the Company 10% of the value of the shares at the exercise price upon signing the contract, which will be used towards the purchase price of the options when they are exercisable at the end of the five year vesting period. Should employment terminate before the end of the fifth year, the Company has the option to deliver the shares related to the 10% paid or pay the average market value of the shares (based on the last 90 days of trading) at the termination date.

     In the event the employee decides to sell the shares acquired under the Plan, after the stated grace period in the Plan, the employee must grant the Company the right-of-first-refusal to purchase such shares at the stated market value on the date of sale.

     For US GAAP purposes, the Company accounts for participation in the Plan in accordance with US Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Because management’s intention is to settle its stock option obligations under the Plan in cash, the pro forma compensation expense under SFAS No. 123 is the same as the expense calculated under APB 25.

     This table summarizes the Company’s variable stock option plans:

	In reais

	Number	Initial		Actual
	of shares	offer		offer price
	(lots of 1,000)	price	2002	2001

Shares offered in July 2000	250,330	30.00	52.02	38.63
Shares offered in May 2001	1,449,304	33.00	50.15	36.72
Shares offered in October 2001	1,198,635	24.73	34.80	25.48

	2,898,269
Offerings extinguished due to rescissions	(821,656)

Options outstanding at December 31, 2002 (0.54% of issued shares)	2,076,613

     The market value of preferred shares at December 30, 2002 was R$27.30 (2001 - R$36.25) per lot of one thousand shares. A provision is not recorded because the exercise price of the options is higher than the market value.

     Possible differences between actual offer price and the market value that may result in losses to the Company are recorded using the accrual method.

     The following table summarizes information about stock options outstanding as of December 31, 2002:

	Stock options outstanding			Stock options exercisable

Range of exercise		Weighted			Weighted
prices on the		average	Weighted		average
contracts' settlement	Shares (in	remaining Life	average	Shares (in	exercise
date	thousands)	(in years)	exercise price	thousands)	price

R$20.00 - 29.99	1,198,635	3.83	34.80	199,278	34.80
R$30.00 - 39.99	1,699,634	3.28	50.47	204,463	50.42
Forfeited	(821,656)

Total	2,076,613			403,741	42.71