Form 20-F
period 2003-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2004-06-25
CIK 1066113

As filed with the Securities and Exchange Commission on June 24, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Tele Norte Leste Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425/8° andar-Leblon

22430-190 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Preferred Shares, without par value*	New York Stock Exchange
American Depositary Shares, each representing 1,000 Preferred Shares	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report (per thousand shares):

130,185,689 Common Shares, without par value

260,371,376 Preferred Shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

PRESENTATION OF INFORMATION

We have prepared our financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and the notes thereto in conformity with accounting principles as required by the Comissão de Valores Mobiliários, the Brazilian Securities Commission, or “CVM”, which are established under Law No. 6,404, as amended by Law No. 10,303, referred to herein as “Brazilian GAAP.” Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States (“US GAAP”). See “Item 3. Key Information—Selected Financial Data—Brazilian GAAP and US GAAP,” “Item 5. Operating and Financial Review and Prospects—Presentation of Information,” “Item 5. Operating and Financial Review and Prospects—US GAAP Reconciliation” and Note 34 to the Consolidated Financial Statements for a summary of the differences between the Brazilian GAAP and US GAAP, Notes 35 and 36 for a reconciliation to US GAAP of net income (loss) for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2002 and 2003 and Notes 37 through 39 for presentations of results of operations and changes in shareholders’ equity prepared in accordance with, and other disclosures required by, US GAAP.

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

This annual report is presented in reais. On June 15, 2004, the commercial selling rate for reais was R$3.1380 to US$1.00.

References in this annual report to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively, of TNL. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. Technical terms are defined in the Technical Glossary that begins on page 132.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this annual report are identified by the use of forward looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “estimate,” and “potential,” among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things,

•	the competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the performance of the Brazilian economy in general;

•	the levels of exchange rates between Brazilian and foreign currencies; and

•	the Brazilian Government’s telecommunications policy.

Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not assume any obligation to update them in light of new information or future developments. Factors that might affect such forward-looking statements include, among other things:

•	overall economic and business conditions;

•	the demand for the Company’s goods and services;

•	competitive factors in the industries in which the Company competes;

•	changes in the regulatory framework for the telecommunications industry in Brazil;

•	changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•	the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;

•	interest rate fluctuations and other changes in borrowing costs;

•	other capital market conditions, including foreign currency rate fluctuations;

•	economic and political conditions in Brazil and in the international markets, including governmental changes and restrictions on the ability to transfer capital across borders; and

•	the impact of fluctuations in the price of the Company’s shares.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected financial information presented below should be read in conjunction with our financial statements as of December 31, 2003 and for the year ended December 31, 2003 and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Auditores Independentes, and their report on the Consolidated Financial Statements appears elsewhere in this annual report at “Item 18. Financial Statements.” The selected financial information as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 has been derived from the Company’s consolidated financial statements, which are not included in this annual report.

The following paragraphs discuss important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

Brazilian GAAP and US GAAP

The Consolidated Financial Statements have been prepared in accordance with the accounting principles established under the Brazilian GAAP. Brazilian GAAP differs in certain material respects from US GAAP. See “Item 5. Operating and Financial Review and Prospects—US GAAP Reconciliation” and Note 34 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and US GAAP, Notes 36 and 38 for a reconciliation to US GAAP of shareholders’ equity as of December 31, 2002 and 2003, and Notes 35 and 37 for net income for the years ended December 31, 2001, 2002 and 2003.

Accounting Consequences of the Breakup of Telebrás

Following the restructuring of Telebrás into the twelve new holding companies (the “New Holding Companies”) in 1998, Telebrás’s shareholders established the shareholders’ equity of each of the New Holding Companies, and allocated to each a portion of the retained earnings of Telebrás. Telebrás kept sufficient retained earnings to pay certain dividends and other amounts. The balance of Telebrás’s retained earnings was allocated to each of the New Holding Companies in proportion to the total net assets allocated to each such company. The retained earnings thus allocated do not represent the historical retained earnings of the New Holding Companies. The retained earnings allocated to us resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of Telemar. The amount of distributable retained earnings of TNL includes retained earnings allocated to TNL in the restructuring of Telebrás.

Effects of Corporate Reorganization

Up to August 2001, we provided fixed-line telecommunications services through 16 fixed-line subsidiaries, one in each state of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapá, Amazonas, Pará, Rio de Janeiro, Minas Gerais and Espírito Santo in Brazil (“Region I”) (excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently). In August 2001, our 16 operating fixed-line subsidiaries were reorganized through the merger of 15 fixed-line subsidiaries into Telecomunicações do Rio de Janeiro S.A. (“TELERJ”), the surviving fixed-line subsidiary. The corporate name of TELERJ was changed to Telemar Norte Leste S.A.

The purpose of the merger was to simplify our operations by consolidating them into one single company and, therefore (i) increase our productivity and the efficiency of the services provided; (ii) obtain higher synergies among our operations; (iii) reduce our operating costs and tax burdens associated with inter-company transactions; (iv) enhance efficiency and the capacity of our subsidiaries to obtain funding; and (v) increase the value and liquidity of the shares for Telemar’s shareholders.

In the merger, shareholders of the 15 fixed-line subsidiaries received common shares of TELERJ in exchange for common shares held by them. Holders of preferred shares of those subsidiaries received preferred shares class “A” of TELERJ. The exchange ratios were established according to the economic values of each subsidiary, calculated on a stand-alone basis, plus a 12% premium offered to shareholders who agreed to exchange their shares for TELERJ shares. The total payment made to the dissenting shareholders of these subsidiaries, who exercised their redemption rights, amounted to R$185.9 million. The valuation of the subsidiaries’ assets was based on the subsidiaries’ net book values derived from the balance sheets as of March 31, 2001.

Following the merger, and beginning in September 2001, only the shares of Telemar Norte Leste S.A. are traded on the Bolsa de Valores de São Paulo (“BOVESPA”) (the São Paulo Stock Exchange). The new shares started trading on BOVESPA under the trade name of Telemar NL, under the symbols TMAR3 (common shares), TMAR5 (preferred shares class A) and TMAR6 (preferred shares class B). There was no change of trade name (Telemar) or ticker symbol for TNL’s common and preferred shares on BOVESPA, which trade under the symbols TNLP3 (common shares) and TNLP4 (preferred shares) or of its American Depositary Shares, each representing 1,000 preferred shares, on the New York Stock Exchange under the symbol TNE. In addition to the above described events, all the assets, rights and liabilities of our 15 fixed-line subsidiaries were transferred to TELERJ, which had its share capital increased from R$3,816 million to R$7,088.1 million. The reorganization, defined as Incorporação under Brazilian GAAP, was implemented in accordance with Brazilian GAAP and Brazilian securities law.

Selected Financial Information

	Year ended December 31,
	1999	2000	2001	2002	2003
	(thousands of reais, except per share data)
Income Statement Data

Brazilian GAAP
Net operating revenue	6,222,305	8,126,990	10,103,066	11,873,953	14,002,804
Cost of services	(4,527,392)	(5,294,442)	(6,806,635)	(8,200,945)	(8,684,542)

Gross profit	1,694,913	2,832,548	3,296,431	3,673,008	5,318,262
Operating expenses	(1,597,021)	(1,593,384)	(2,666,205)	(2,201,471)	(2,780,235)

Operating income before interest	97,892	1,239,164	630,226	1,471,537	2,538,027
Interest income	213,117	274,163	494,442	384,470	567,428
Interest expense	(255,446)	(323,119)	(918,754)	(2,408,616)	(2,672,929)

Operating income from operations	55,563	1,190,208	205,914	(552,609)	432,526
Net non-operating income (loss)	(43,508)	15,884	(2,120)	28,448	(68,560)
Employees’ profit sharing	(26,767)	(64,831)	(28,410)	(130,893)	(118,389)

Income (loss) before taxes and minority interest	(14,712)	1,141,261	175,384	(655,054)	245,577
Income tax and social contribution	68,719	(174,638)	21,679	371,312	112,620
Minority interests	41,679	(257,216)	(56,685)	(131,856)	(145,484)

Net income (loss)	95,686	709,407	140,378	(415,598)	212,713

Net income (loss) per thousand shares (in reais)	0.29	1.92	0.38	(1.11)	0.56
Dividends per thousand Preferred Shares (in reais)	0.67	0.67	0.81	1.33	0.90
Dividends per thousand Common Shares (in reais)	0.67	0.67	0.81	1.33	0.90
Shares outstanding at the balance sheet date (thousands)	330,574,528	369,752,180	369,469,693	375,065,248	381,776,628

US GAAP
Income (loss) before taxes and minority interests	(199,829)	1,588,676	(390,515)	(2,515,013)	1,679,474
Net income (loss)	31,633	962,378	(90,055)	(1,392,537)	976,728

Net income (loss) applicable to each class of shares:
Preferred	19,905	633,840	(60,734)	(932,945)	654,315
Common	11,728	328,538	(29,321)	(459,592)	322,413
Net income (loss)	31,633	962,378	(90,055)	(1,392,537)	976,728

Net income (loss) per thousand shares:
Common shares—Basic	0.09	2.71	(0.24)	(3.73)	2.57
Common shares—Diluted	0.09	2.64	(0.24)	(3.73)	2.57
Preferred shares—Basic	0.09	2.71	(0.24)	(3.73)	2.57
Preferred shares—Diluted	0.09	2.64	(0.24)	(3.70)	2.56

Weighted average shares outstanding:
Common shares—Basic	123,543,506	121,768,289	120,154,738	123,170,734	125,283,880
Common shares—Diluted	123,543,506	121,768,289	120,154,738	123,170,734	125,283,880
Preferred shares—Basic	209,689,764	234,924,679	248,880,409	250,029,329	254,255,621
Preferred shares—Diluted	209,689,764	234,959,538	249,815,220	252,305,316	255,934,666

Balance Sheet Data:

Brazilian GAAP
Property, plant and equipment, net	12,031,044	12,199,500	18,146,569	16,842,860	14,900,253
Intangible assets, net				1,456,182	1,350,891
Total assets	18,054,023	19,471,641	26,766,016	27,397,842	29,103,993
Share capital and capital reserves	6,217,038	5,004,472	5,013,507	5,013,507	5,013,507
Shareholders’ equity(1)	11,470,183	10,331,447	10,023,273	9,120,138	8,544,633

US GAAP
Property, plant and equipment, net	13,119,250	13,242,583	17,616,095	17,172,579	15,031,785
Intangible assets, net			1,163,976	1,304,097	1,766,652
Total assets	17,702,003	20,561,614	27,006,952	27,785,362	29,033,470
Share capital	4,721,231	5,121,988	5,290,391	5,457,996	5,625,601
Shareholders’ equity(1)	10,302,577	10,977,169	10,503,092	8,785,665	8,792,218

(1)	Includes dividends and interest on capital, which is an alternative method under the Brazilian GAAP to distribute dividends to shareholders. See “Item 10. Additional Information—Taxation—Distribution of Interest on Capital.”

Exchange Rates

The Company will pay any cash dividends or interest on capital and make any other cash distributions with respect to Preferred (and Common) Shares in reais. Accordingly, exchange rate fluctuations will affect the US dollar amounts received by the holders of ADSs on conversion by The Bank of New York, as depositary (the “Depositary”), of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian real and the US dollar will also affect the US dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect our results of operations. The Company entered into hedging agreements to cover foreign exchange rate risks related to its US dollar and Yen denominated debts. See “Item 5. Operating and Financial Review and Prospects—Overview—Brazilian Political and Economic Environment and Effect of Inflation and Foreign Exchange Rate Fluctuation.”

There are two principal foreign exchange markets in Brazil:

•	the “commercial rate exchange market,” and

•	the “floating rate exchange market.”

In both markets, rates are freely negotiated but may be strongly influenced by interventions of the Brazilian Central Bank (“Central Bank”). In 1999, the Central Bank unified the exchange positions of the Brazilian banks in the floating rate exchange market and commercial rate exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there can be no assurance that the rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Most trade and financial foreign exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market.

From its introduction on July 1, 1994 through March 1995, the real appreciated against the US dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a band in which the exchange rate between the real and the US dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the US dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/US dollar exchange rate to float freely. Since then, the real/US dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

The following table sets forth the noon buying rate expressed in reais per US dollar for the periods indicated.

Period	Period-end	Average for Period		High	Low
1999	1.7890	1.8514	(1)	2.1647	1.2078
2000	1.9554	1.8348	(1)	1.9847	1.7234
2001	2.3204	2.3532	(1)	2.8007	1.9357
2002	3.5333	2.9983	(1)	3.9552	2.2709
2003	2.8892	3.0715		3.6623	2.8219
December 2003	2.8892	2.9253		2.9434	2.8883
January 2004	2.9409	2.8518		2.9409	2.8022
February 2004	2.9138	2.9303		2.9878	2.9042
March 2004	2.9086	2.9055		2.9410	2.8752
April 2004	2.9447	2.9060		2.9522	2.8743
May 2004	3.1291	3.1004		3.2051	2.9569

(1)	Average of the rates on the last day of each month in the period.

Source: Federal Reserve Bank of New York.

On June 15, 2004 the noon buying rate was R$3.1280 to US$1.00.

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

Brazilian political and economic conditions have a direct impact on our business and the market price of our securities. Brazil has had periods of economic and political instability that have negatively affected the business, results of operations and financial condition of Brazilian companies and the value of Brazilian securities. These include:

•	restrictions for six months in 1989 and 1990 on the conversion of Brazilian currency to foreign currencies and on the remittance of payments to foreign investors;

•	a period of hyper-inflation from the mid-1980s through June 1994, reaching a peak, annualized rate of approximately 2,700% during 1994;

•	frequent changes in currency, including the introduction of six different currencies from 1986 through 1994;

•	the resignation of a President in 1992 due to charges of corruption that nearly led to his impeachment;

•	public threats by two state governors in 1999 to default on state indebtedness;

•	opposition by various political parties to free-market and privatization reforms enacted during the past eight years;

•	frequent changes in tax rates and tax policies; and

•	a volatile exchange-rate environment.

During 2001 and 2002, the growth of the Brazilian economy slowed as a result of the impact of the ongoing economic crisis in Argentina, an important trading partner of Brazil, and lower levels of growth of the US economy, among other factors. In response to such factors, the Central Bank, which determines the Brazilian base interest rate, increased such rate in an attempt to control inflation. The base interest rate is the benchmark interest rate payable to holders of securities issued by the Brazilian federal government (the “Federal Government”) and traded at the Sistema Especial de Liquidação e Custódia (Special Settlement and Custody System) (“SELIC”). During 2001, the Central Bank raised Brazil’s base interest rate by a total of 3.25 percentage points to 19%. This increase in interest rates led to declines in investment and consumption in Brazil, which contributed to the reduction of GDP (Gross Domestic Product) growth for 2001 to 1.42%. During a period of relative economic stability in the first half of 2002, the Central Bank decreased the base interest rate to a level of 18% as of July 17, 2002. However, as a result of the declining economic scenario and the internal political instability caused by the Brazilian presidential elections in the second half of 2002, the Central Bank made subsequent increases in the interest rate during the second half of 2002, which reached 25% on December 18, 2002. During 2002, GDP increased by 1.5% and decreased by 0.2% in 2003. The base interest rate decreased a total of 850 basis points during 2003 to 16.5% and decreased an additional 50 basis points between January 1, 2004 and May 1, 2004.

During this same period, the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA Index”), published by a public entity (“IBGE”—Brazilian Institute of Geography and Statistics), was 12.5% in 2002 and 9.3% in 2003. IPCA Index measures the variations of living cost of the population earning up to a level equal to forty times the minimum wage, considering food, transportation, housing, etc. There are some discrepancies between the inflation rates and the living cost of this economic class.

Notwithstanding the measures described above, inflation rates for the years ended December 31, 2002 and 2003, as measured by the Índice Geral de Preços—Disponibilidade Interna (General Price Index—Domestic Availability) (“IGP-DI Index”) published by the private Brazilian economic research organization Fundação Getúlio Vargas were 26.4% and 7.7%, respectively. The 12-month accumulated IGP-DI Index registered 8.0% as of May 31, 2004.

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

Any increase in taxes levied on the telecommunications sector could affect the results of our operations.

Increases in Brazil’s already high level of taxation could adversely affect our profitability. Increases in taxes for the telecommunication sector usually result in higher tariffs for our customers. High tariff levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services. We cannot assure you that the Brazilian government will not increase current tax levels, at state and/or federal levels, and that this will not adversely impact our business. For a further discussion of the impact of taxation on our business, see “Item 10. Additional Information—Taxation.”

The proposed changes in Brazilian labor law may affect labor relations.

On December 5, 2001, the House of Representatives approved a bill which proposed amendments to the Brazilian Labor Law (Consolidação das Leis do Trabalho, “CLT”). However, under the new administration of

President Luiz Inácio Lula da Silva, the bill was withdrawn from the Senate and new efforts to implement a revision of the CLT were initiated. In April 2003, the Lower House reopened the discussions regarding amendments to the CLT, and a definition of those discussions is expected by 2005. According to the system currently in force, labor relations are heavily regulated. Although still protecting fundamental labor rights, the committee in charge of the preparation of a new bill has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to negotiate certain aspects of the employment relations. It is not clear whether the amendments, if approved by the Congress, would be well accepted by employees of Brazilian companies, including us, and their respective unions. These amendments, if implemented, may adversely impact us in the future.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

Prior to 1999, the Central Bank has periodically devalued the Brazilian currency during the last four decades. Since 1999, exchange rates have been determined by the market. The exchange rate between the real and the US dollar has varied significantly in recent years. For example, the real/US dollar exchange rate increased from R$1.9554 per US dollar on December 31, 2000 to R$3.5333 on December 31, 2002. In 2003, the real strengthened against the US dollar. On December 31, 2003, the real/US dollar exchange rate was R$2.8892 per US dollar and on June 15, 2004, the real/US dollar exchange rate was R$3.1380 per US dollar. See “Item 3. Key Information—Exchange rates.” A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily US dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our US dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. We currently hedge most of our foreign currency loans. If the cost of hedging instruments becomes very high in Brazil, we may incur substantial losses.

We may not be able to make payments in US dollars on our US dollar obligations.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and US dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to US dollars to meet our US dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation, as measured by the IGP-DI Index, were 9.8% in 2000, 10.4% in 2001, 26.4% in 2002 and 7.7% in 2003. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.

Our business is significantly dependent on our customers’ ability to make payments on their accounts and meet their other obligations to us. If the Brazilian economy declines because of, among other factors, the level of economic activity, devaluation of the real, inflation, or an increase in domestic interest rates, a larger portion of our customers may not be able to pay their accounts when due, which would increase our bad debt expense and could reduce our net earnings.

Risks Relating to Our Business

We are subject to financial covenants and other contractual provisions under our existing indebtedness. If we cannot achieve compliance with these provisions or obtain waivers or amendments thereto, this could lead to the acceleration of our relevant debt.

The agreements that govern our debt contain a number of significant covenants that could adversely impact our business. In December 1999, Telemar entered into bridge loan agreements in the amount of R$400 million with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). In December 2000, Telemar renegotiated the terms of these bridge loan agreements and entered into two new loan agreements (which were denominated 72.2% in reais and 27.8% in a basket of foreign currencies at December 31, 2003) between the same parties, guaranteed by TNL (the “BNDES Facilities”). Such BNDES Facilities provide a credit line of up to R$2.7 billion, payable in equal monthly installments beginning in January 2002 with final maturity in January 2008. Of this total, 30% of the credit line was disbursed directly from BNDES and the other 70% was disbursed through a syndicate of banks led by Banco Itaú S.A. and Banco do Brasil S.A. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of BNDES (TJLP) plus 3.85% per year, and, on the foreign currency portion, the exchange variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined by BNDES on the monthly basis. As of December 31, 2003, R$2,237.9 million (included accrued, unpaid interest) was outstanding. See “Item 5. Operating and Financial Review and Prospects—Sources of Funds.”

The BNDES Facilities require that we comply with certain financial covenants. As of December 31, 2003, we were not in compliance with some of these financial covenants. Banco Itaú and Banco do Brasil, as leaders of the syndicate of lenders, and BNDES, granted us a temporary waiver in exchange for certain increases in the interest rate payable under the BNDES Facilities until January 1, 2005. See “Item 13. Defaults, Dividends Arrearages and Delinquencies.”

We cannot assure you that we will be in compliance with all of the financial covenants of the BNDES Facilities on or after January 1, 2005. We also cannot assure you that if we were to require additional waivers in the future, that any such waivers will be available at such time or that the amount of compensation that the syndicate of lenders will demand for such waivers will be commensurate with the fees paid in the past in respect of such waivers. In the event that we are not in compliance with our financial covenants under these or other financing agreements and we cannot secure additional waivers, our debt under the BNDES Facilities and, as a consequence, certain other financing agreements may be accelerated.

The fixed-line telecommunications market may not continue to grow or may grow at a slower rate.

We derive most of our revenue from our fixed-line telecommunications services. Our ability to increase our business depends partially on continuing economic development in Brazil. In March 2001 we acquired a license to provide wireless telecommunications services in Region I at a cost of R$1.1 billion, the last installment of which, R$610 million, was paid in February 2002. In 2001, we built our wireless network at a capital cost of approximately R$1.2 billion, and on June 26, 2002, we launched our wireless telecommunications services, through Oi. In 2003, our revenues from Oi’s wireless services represented 7% of our total gross operating revenues. Our ability to build and grow our wireless subscriber base and revenues from wireless services depends on the continuing development and growth of the wireless telecommunications industry in Brazil. Continuing growth of the wireless telecommunications market depends on many factors beyond our control, such as economic, technological or other developments, which may result in a slowdown in growth or a reduction in demand for fixed-line and wireless telecommunications services, and therefore harm our business and revenues.

The Brazilian telecommunications industry is competitive. Competition may lead to a reduction in revenues and a reduction in our operating margins.

Until 2000, we were the sole fixed-line local service provider in Region I. In 2000, Vesper S.A. began offering local and intra-regional fixed-line services in Region I. Until 2002, we had two other competitors, Embratel Participações S.A. (“Embratel”) and Intelig Telecomunicações Ltda. (“Intelig”), in the market for intra-regional, inter-regional and international long distance services. The Brazilian government continues to open the telecommunications market to new competitors. In 2002, Embratel was authorized to provide local services in Region I. Telecomunicações de São Paulo S.A. (“Telesp”) also received authorization to provide local, domestic and international long distance services in our region, as we were authorized to provide local services in Regions II and III. Both Embratel and Telesp started to offer services in our region as of the end of the first quarter of 2003. Such competition for local and long distance customers may require us to increase our marketing expenses and our capital expenditures and/or reduce our rates, and may cause a decrease in our market share of local and long distance services, in each case leading to a reduction in our profitability.

It now appears likely that Telmex, the leading Mexican telecom provider, will obtain the necessary approval to consummate its acquisition of MCI’s controlling interest in Embratel, one of Telemar’s chief competitors. While Telemar had participated in a group to bid for this controlling stake, that bid has now been withdrawn and MCI has recently confirmed its intention to sell the stake to Telmex. This sale is likely to have some impact on Telemar’s competitive environment. MCI has been engaged in a Chapter 11 reorganization process since October 2003, and Telmex possesses a strong balance sheet as well certain potentially complimentary telecoms activities in the region. The prospects of the sale could cause Embratel’s debt ratings to be raised, which could reduce its costs of borrowing. Further, America Movil, a related party to Telmex, is the controlling shareholder of important mobile operators in Brazil which, operating under the brand “Claro”, occupy the second largest position in the wireless market in Brazil. Telmex is already present in Brazil also through data-related assets that have been recently acquired from AT&T Latin America. The potential synergies between Telmex’s telecommunication activities in Brazil can be expected to increase competition, particularly in the corporate market. See “Item 4. Information on the Company—Competition.”

Embratel has since filed two charges alleging anti-trust violations with CADE, Anatel and the Secretariat of Economic Defense against the three parties (Telemar, Brasil Telecom and Telesp) who participated in the group that bid for the controlling interest in Embratel. We believe that none of our actions represent any violation of the matters contained in such charges. If Embratel’s claims are ultimately deemed valid, Telemar, Brasil Telecom and Telesp may subject to penalties imposed by the relevant regulations. At this time, we cannot predict the likelihood of success of these administrative proceedings, nor can we predict the magnitude of any such penalties based on the information provided to us by CADE and the Secretariat of Economic Defense.

In the market for wireless telecommunications services, we compete primarily with four other telecom groups that provide such services in Region I. These groups consist of the following companies: (i) a joint venture between Telefonica and Portugal Telecom (marketed under the new brand name Vivo) which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (ii) the Telecom Americas Group, controlled by the Mexican company América Móviles (marketed under the brand name Claro), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (iii) TIM Brasil, a subsidiary of Telecom Italia Mobile, which is present in all of Region I, and (iv) Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Banco Opportunity, a private Brazilian investment bank, and by several Brazilian pension funds. Competition for wireless telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. These and other factors, could affect our business, results of operations and future condition.

In order to stimulate increased competition in local services, Anatel, the national regulatory telecommunications agency, requires that we unbundle our local network allowing other companies to offer services using our platform. On May 12, 2004, Anatel set forth certain terms and conditions to be followed in order to make our local access network available to our competitors. The two types defined by Anatel were line sharing and full unbundling. There is a risk that competition for our high-end customers could increase and adversely affect our business and results of operations. For further discussion on possible decisions on unbundling rates by Anatel, please refer to “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Unbundling of Local Network.”

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

In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other’s network are currently regulated by Anatel. Starting July 2004 interconnection rates for wireless operators will be freely negotiated so that if Telemar or Oi are not able to negotiate favorable interconnection agreements in the future, despite any potential intervention by Anatel under its legal power to establish the terms of agreements between telecommunications companies that cannot agree on interconnection rates and terms, our operating and financial results may be adversely impacted.

Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in Telemar’s concession or the extension of Telemar’s concession may adversely impact our business.

Our industry is highly regulated by Anatel. Anatel regulates Telemar’s tariffs, quality of service and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.

Telemar has been granted a concession to operate fixed-line telecommunications services in Region I pursuant to a concession agreement dated as of June 2, 1998 (the “Concession Agreement”), the initial term of which is scheduled to expire on December 31, 2005. Telemar has the right to extend its concession for another 20 years, beginning January 1, 2006. On June 20, 2003, Anatel approved a form of extension to the concession agreements under which all fixed-line telecommunications incumbents will operate as of January 1, 2006 (the “Form of New Concession Agreement”). On June 30, 2003, we notified Anatel of our intention to extend Telemar’s current concession. Telemar and Anatel are expected to formally enter into a new concession agreement by the end of 2005. Although we believe that an extension of our Concession Agreement will be granted, we cannot assure you of such fact.

The Form of New Concession Agreement contains new terms reflecting the adoption by Anatel of a new Plano Geral de Outorgas (“General Plan on Quality”) and a new Plano Geral de Metas de Universalizacao (“General Plan on Universal Service”), which terms relate in part to (i) new universalization targets, (ii) changes in local tariff measurement criteria from pulse to minute measurement (to be implemented after January 1, 2006), (iii) changes in tariff adjustment formulas, including the creation of a telecommunications industry index and new parameters for local interconnection rates (to be implemented after January 1, 2006) and (iv) fixed line local number portability (to be implemented after January 1, 2006). We may disagree with a number of these new terms if upon implementation, they do not take into account the current cost and investments already made in order to achieve the targets established in the existing Concession Agreement. We also disagree with the new universal service targets having to be financed at the expense of the incumbent companies and with the elimination of the use of the IGP-DI Index to determine the annual inflation-based adjustments to the tariff rates. See “Item 4. Information on the Company—Rates—Anatel Rate adjustment dispute” and “Item 5. Operating and Financial Review and Prospects—Rate Readjustment.” These changes could, in each case, alter the financial equilibrium of the Concession Agreement and adversely affect our business and results of operations.

In the event that some of these new terms are implemented in a manner that we understand may endanger the financial equilibrium of our Concession Agreement, we may challenge the inclusion of some of these new terms in the concession agreement that Telemar expects to enter into with Anatel prior to January 1, 2006 in an administrative proceeding with Anatel or in the Brazilian court system. However, we cannot assure you that we will be able to obtain more favorable terms.

In the event of the expiration or early termination of Telemar’s Concession Agreement, Telemar will no longer be able to provide fixed-line telecommunications services under such concession and, in that case, Anatel would have the right to occupy Telemar’s properties and use its equipment and employees necessary to provide such services. However, Telemar would have the right if there is such an early termination of the concession to receive an indemnity in an amount equivalent to the undepreciated and unamortized portion of Telemar’s assets necessary for rendering services under the concession. If Telemar’s concession expires and is not renewed, or is terminated, our business, results of operations and financial condition will be adversely affected.

For a discussion of Telemar’s concession and other regulations that apply to us, See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry.”

Telemar’s concession requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of non-compliance with Anatel targets in any one of the Brazilian states, Anatel can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate Telemar’s concession for the non-complying state. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry.”

Telemar’s concession established the maximum rates that Telemar is allowed to charge for various fixed-line telecommunications services. These maximum rates are readjusted annually in accordance with a formula established in the concession which takes into account inflation and productivity as determined in the Concession Agreement. However, the applicability of such formula is currently in dispute, as discussed in “Item 4. Information on the Company—Rates—Anatel Rate adjustment dispute.”

After the new government took office on January 1, 2003, some of the members of Lula’s administration advocated the need to revise the model of the regulatory agencies in Brazil, including Anatel, in order to make them more responsive to the respective ministries. In the case of Anatel, this is the Ministry of Communications. The loss of Anatel’s independence could pose a material risk to our business, given the importance of the guarantee of the economic equilibrium of the concessions and the relative stability of the existing rules.

Such a risk, however, has been considerably minimized with a new legal project that was submitted by the government to the Brazilian Congress in April 2004, which is currently being analyzed. This legal project would ensure the maintenance of Anatel as the entity primarily responsible for regulation of the telecommunications industry and would ensure its independence.

A Commission in Brazil’s lower house of Congress approved a bill that would prohibit Brazilian telecommunications carriers from charging customers a monthly fee for maintaining their lines. In order to become law, the bill would still need to be approved by several commissions before being submitted to a vote by the house as a whole, as well as the Senate, before it is implemented. If implemented, we expect that we (along with other affected Brazilian telecommunications providers) likely would be able to seek compensation through other fee adjustments within the Anatel rate structure.

We are controlled by one majority shareholder, Telemar Participações. Telemar Participações has had and is expected to continue to have a significant influence on our success.

As of December 31, 2003, Telemar Participações owned 53.2% of our outstanding common shares. Through the ownership of a majority of our voting shares, Telemar Participações appoints the majority of our Board of Directors and influences our business strategy, but does not have any extraordinary voting or veto rights. Telemar Participações is owned by a consortium of companies which includes a subsidiary of BNDES. See “Item 7. Major shareholders and related party transactions—Major Shareholders.” In the past, we have entered into a management services agreement with Telemar Participações that requires Telemar to pay Telemar Participações a fee in exchange for monthly management services they provide. The agreement and fee has not been renewed or approved as of the date of this report. We are not certain whether such management services agreement will be renewed, or the terms of any such renewal, but the terms of any such agreement will require the approval of a majority of our shareholders at an extraordinary general meeting. The payment made to Telemar Participações under the management services agreement for the year 2003, in the amount of R$25.4 million, was recorded as general and administrative expenses. For a further description of the management services agreement see “Item 7. Major shareholders and related party transactions—Telemar management services agreement” and “Item 10. Additional Information—Material Contracts.”

The telecommunications industry is subject to rapid and constant changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how these changes will affect our business.

The telecommunications industry is subject to rapid and constant changes in technology. Such rapid changes in technology may render our equipment, services and technology inefficient, uncompetitive or obsolete. We cannot assure you that we will be able to remain competitive by adopting, in a timely fashion, such new technologies as they are developed.

The wireless telecommunications industry is, in particular, experiencing significant technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new cycles and changes in end-user needs and preferences. Alternative technologies may be developed that are superior to those Oi is able to provide today. In addition, Anatel is expected to auction 3G (“third generation”) wireless telecommunications licenses in 2005 or 2006, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced wireless services than Oi’s current GSM technology platform. We cannot assure you that we will be able to remain competitive by adopting, in a timely manner, such new technologies as they are developed.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2003, we had a total consolidated debt of R$12.2 billion and a ratio of debt to equity of 1.42. We are subject to certain financial covenants in our outstanding indebtedness, details of which are described in “Item 5. Operating and Financial Review and Prospects—Sources of funds.”

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

If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the covenants of our loan agreements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

We are subject to delays and delinquency on accounts receivable and to several legal and administrative proceedings.

Based on advice from our external legal consultants, we classify our risk of loss from such proceedings as “probable,” “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. We currently have provisioned R$1,206.8 million for probable claims as of December 31, 2003. If our liability from such claims exceeds the provisioned amount, our financial condition may be adversely impacted. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Contingencies” and “Item 8. Financial Information—Legal Proceedings.”

In 2003, we recorded expenses with provisions for doubtful accounts in the amount of R$597.6 million, primarily due to subscribers’ delinquencies. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Provision for Doubtful Accounts.”

Risks Relating to the Preferred Shares and ADSs

Holders of Preferred Shares have limited voting rights.

Of our two classes of capital shares outstanding, only our Common Shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will be entitled to vote only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result, holders of our Preferred Shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional Information—Voting Rights.”

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

Holders of ADSs or Preferred Shares in the United States may not be entitled to participate in future preemptive rights offerings.

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or Preferred Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Securities and Exchange Commission (the “Commission”) with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Commission and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or Preferred Shares in the United States that we will file a registration statement with the Commission to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

If you exchange ADSs for Preferred Shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

The Brazilian custodian for the Preferred Shares must register with the Brazilian Central Bank to remit US dollars abroad. If you decide to exchange your ADSs for the underlying Preferred Shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit US dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Item 4. Information on the Company

Overview

We are the largest provider of fixed-line telecommunications services in South America based on the total number of lines in service, which we market under our Telemar brand name.

We have concessions from the Brazilian government to provide fixed-line telecommunications services, including intra-regional long distance services, in Region I, which consists of sixteen states, including the state of Rio de Janeiro, Minas Gerais, Bahia, and Ceará (but excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central operates) and we were authorized to provide fixed-line telecommunications services in Regions II and III. The Brazilian states which comprise Region I represent approximately 64% of the country’s territory, with a population of 94.2 million and produce approximately 41% of the country’s GDP. As of December 31, 2003 we had 17.4 million lines installed, of which 98.9% have been digitized, and 15.1 million fixed lines were in service.

In 2001, we acquired a license to provide wireless telecommunications services in Region I on the GSM technology platform and on June 26, 2002, we launched our wireless telecommunications services in Region I operating under our Oi brand name. As of December 31, 2003 we had 3.9 million subscribers. See “Our Strategy—Increase Revenues from Wireless Telecommunications Services.”

TNL is a corporation (sociedade anônima) incorporated in May 1998 and organized under Brazilian law. TNL’s headquarters are located at Rua Humberto de Campos, 425/8° andar—Leblon, 22430-190, Rio de Janeiro, RJ, Brazil, its telephone number is +(55 21) 3131-1314 and its fax number is +(55 21) 3131-1155. Our agent in the United States is CT Corporation System, with offices at 818 W. 7th Street, 2nd Floor, Los Angeles, CA 90017.

Our Strategy

Our aim is to be one of the major companies in the market of integrated fixed-line and wireless telecommunication services in Brazil by providing our corporate, residential and mobile customers with the highest quality local, long distance, wireless and data services. Key elements of this strategy include the following:

Increase revenues through new growth drivers

The Company’s fixed platform in service, comprising approximately 15.1 million lines, is not expected to show significant changes during the next year. The expansion to new segments and social classes depend on the mid to long-term economic growth in Brazil, as well as a reduction in the unemployment rate. In the current scenario of very low growth in the number of lines in service, we intend to improve our average revenue per line by increasing our value-added services and developing customized products and integrated services.

To accomplish our increased revenue objectives, we have developed a four-pronged strategy:

•	Broadband (ADSL): At year end 2003, Telemar had sold 217,203 ADSL lines. During 2004, we intend to grow this customer base at a fast pace, by pursuing an aggressive strategy and offering a comprehensive line of products and services to improve our penetration in the residential and small to mid-sized company markets. We believe that with this move we can increase the loyalty of our customers and protect our market with regard to new players entering the region.

•	Corporate data market: It is our plan to expand our market share in the corporate data segment by offering the following: integrated services, third-party network management (outsourcing), continuous improvement in quality of service, and consolidation of our customer relationships through business units focused on this segment. To make our nationwide offer more comprehensive, Telemar has completed the process of acquiring 100% of the equity of Pegasus Telecom S.A., a company which offers data transmission services within Regions II and III;

•	Long distance: With respect to long distance calls from fixed lines, Telemar intends to grow in the inter-regional and international markets, seeking to consolidate its leadership position in long distance calls originated in Region I. The migration of most wireless operators to the SMP system, where wireless customers need to select a code for each long distance call, will enable us to significantly increase our market share in the long distance calls originated on wireless telephones, where our presence was not relevant in the past. To this end, we plan to develop competitive service plans targeted at retail customers, customized offers for corporate customers, as well as retention and loyalty programs; and

•	Wireless: In 2001, we acquired a license to provide wireless telecommunication services in Region I. These services, provided by Oi, were launched in June 2002, pioneering the use of GSM technology in Brazil. In May 2003, Oi was acquired by Telemar, to take advantage of the synergies between wireline and wireless services. In December 2003, Oi reached approximately 3.9 million subscribers, accounting for 18.4% of the Region I wireless market. We plan on increasing and consolidating our presence in Region I by means of marketing efforts based on market segmentation, innovative plans, value-added services and wireless data, optimization of distribution channels, and widening of our product lines. We believe that we are in the best position among Brazilian carriers to benefit from the competitive edge provided by the fixed-mobile convergence.

Maximize the operating efficiency and quality level

In order to maximize our results and ensure our sustainable development, a number of efforts are currently under way to reduce costs and improve the quality of service. These efforts include:

•	standardization of processes;

•	outsourcing of network maintenance services;

•	optimization of investments, focusing on quality improvements;

•	centralization of administrative and financial functions, such as accounting, human resources management, and purchasing;

•	centralization of the network management center;

•	implementation of new billing and customer relation management systems;

•	optimization of call centers and data processing centers;

•	launching of the “educational telemarketing” program, to advise customers on the proper use of our products, and effective management of their telecommunication expenses.

Take advantage of the fixed-mobile synergy

On May 28, 2003, our wireless services provider, Oi, was acquired by Telemar. This move was designed to integrate the different services provided by Telemar, thereby creating a competitive edge, as well as to generate tax savings for the Company. We have since realigned our organizational structure and reviewed our processes, in an effort to derive concrete, innovative synergies between the wireline and wireless telecommunication services. The main objectives of the integration are to: (1) increase the average revenue per customer, (2) develop loyalty from our customer base, and (3) optimize processes, thereby reducing costs and expenses. We expect that the integration will take place through a single, focused sales effort, in addition to stronger relations with our customers, and the development of bundles and new service plans. In terms of costs, our aim is to integrate processes and systems, thus eliminating redundant activities and functions.

Expansion to new corporate markets

We intend to expand our voice and data transmission services to corporations and increase our participation in the corporate market for telecommunications services in Region I. We intend to focus our marketing efforts on both large corporate clients and small- to medium-sized corporations. In pursuit of our strategy of providing nationwide services to the corporate market, Telemar first acquired control of and then the remaining equity in December 2002 and February 2003, respectively, of Pegasus Telecom S.A. (“Pegasus”). Pegasus is a broadband data transmission provider that serves mainly corporate clients and is present in major cities in South and Southeast Brazil. Because Pegasus’ fiber optic network is 100% compatible with the technology used in Telemar’s existing data network, we are able to offer fully integrated data transmission services to substantially meet the requirements of our corporate clients on a nationwide basis.

Evaluation of possible participation in consolidation of Brazilian telecommunications industry

The Brazilian telecommunications industry has experienced and may continue to experience consolidation. We continue to evaluate potential consolidation opportunities in Brazil, which may include acquisitions or other methods of participation designed to increase our market share or to improve our efficiency.

Consideration of possible asset sales to maximize shareholder value

We own a wide variety of assets, real estate and other properties, and we have had under consideration for some time and continue to consider whether our ownership of certain assets may be restructured (internally, externally or through a combination thereof) in ways that could be expected to increase shareholder value. For a description of our properties, see “—Property, plant and equipment.”

Our History and Development

Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações, Brazilian General Telecommunications Law, and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its wireless telecommunications operations from the existing integrated operations (fixed-line and wireless) into separate companies. In May 1998, Telebrás was restructured to form twelve new holding companies (the “New Holding Companies”) by means of a procedure under Brazilian GAAP called Cisão, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebrás, including Telebrás’ interest in its operating subsidiaries.

The New Holding Companies consisted of:

•	eight wireless service providers, operating in one of the regions into which Brazil has been divided for purposes of wireless telecommunications services in the frequency range called “A Band,”

•	three regional fixed-line service providers including TNL, each initially providing local and intra-regional long distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and

•	a holding company which controls Embratel, which provides domestic (including interstate and inter-regional) long distance service and international long distance service throughout Brazil.

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

Acquisition by Telemar Participações

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

Corporate Restructuring Plan

In November 1999 we implemented a restructuring plan, which resulted in the transfer from Telemar Participações to TNL of goodwill, in the amount of R$2,464.8 million. This goodwill originally was recorded on the books of Telemar Participações in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the goodwill. See “Item 5. Operating and Financial Review and Prospects—Fixed-line services—Amortization of downstream merger goodwill.”

Corporate Reorganization

Following its formation, TNL provided fixed-line telecommunications services through sixteen separate operating subsidiaries which provided telecommunications services in the 16 respective states in Region I. In August 2001, we implemented a corporate reorganization which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our fixed-line subsidiary. See “Item 3. Key Information—Effects of Corporate Reorganization.”

Sale of Oi to Telemar

On May 30, 2003, TNL sold to Telemar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value evaluation performed by an independent public accounting firm in accordance with article 183, paragraph 1st and 248 of the Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi debt held by TNL prior to the sale.

Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Telemar’s capitalization of R$600.0 million on May 30, 2003, Telemar recorded goodwill of R$500.0 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale. For US GAAP purposes, we adopted Financial Accounting Standard (“FAS”) No. 141 and FAS No. 142.

The benefits resulting from the optimization of Telemar’s and Oi’s auxiliary and operating sectors, as well as from alignment of interests and commercial strategies, of the two companies, will result in a more rational use of sources available, with consequent reductions in costs and productivity gains and better use of synergies between the companies. The transfer of the total debt and the capitalization of Oi increased Telemar’s financial expenses, reducing its profit before tax, resulting in tax savings. See “Item 4. Information on the Company—Our Business—Our History and Development—Sale of Oi to Telemar” See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Transfer of the Company’s shares in Oi to Telemar.”

Subsequent to the sale of the shares in Oi to Telemar, reports have appeared in the press containing allegations that the transaction may have been unfair to the minority shareholders of Telemar. We received notification from CVM that certain of such shareholders have complained to it and CVM requested information from us relating to the sale. On July 1, 2003, we responded to CVM’s request stating our continued belief that the sale of the shares in Oi to Telemar was carried out in accordance with Brazilian corporate law and based on appropriate independent valuations. On March 5, 2004, CVM requested that TNL and Oi present economic appraisal reports, financial statements, accounting records and other information related to this transaction. All requested information was duly delivered within 72 hours.

We have also received notification of a lawsuit filed by minority shareholders. The lawsuit has been filed to demand that the Company disclose all documents used in the evaluation of Oi’s market price or, alternatively, that the court declare that the transaction had been unfair to minority shareholders. The Company presented its defense against this lawsuit on February 20, 2004 and on May 14, 2004, the plaintiff’s claims were dismissed. This decision is subject to appeal. No final decision has been rendered in this matter.

Our Significant Subsidiaries

The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2003. See Note 1 to the Consolidated Financial Statements for more information on our other subsidiaries.

	Holding Company Ownership
Subsidiary	% of share capital	% of voting capital
Telemar Norte Leste S.A.	79.5	97.2
TNL Net Participações S.A.	100.0	100.0
Digital Networks Investments Ltd.	100.0	100.0
TNL Contax S.A.	100.0	100.0
TNL PCS S.A—Oi	79.5	97.2
TNL.Acesso S.A.	100.0	100.0
Pegasus Telecom S.A.	79.5	97.2

Telemar Norte Leste S.A. (Telemar)

Telemar is a corporation (sociedade anônima), organized and incorporated in Brazil and controlled by TNL. Telemar provides telecommunications services through a public switched telephone network. Such services are described in detail under “Our Operations—Fixed-Line Services” below.

A large part of TNL’s assets consist of Telemar’s shares. TNL relies almost exclusively on dividends (also in the form of interest on capital) from Telemar and interest on loans granted to its subsidiaries to meet its needs for cash, including cash to pay dividends and interest on capital to its shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

TNL.Net Participações and Digital Networks Investments Ltd.

Through TNL.Net Participações and Digital Networks Investments Ltd., we indirectly hold shares representing 17.6% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG internet portal. iG is an entertainment, services and content portal and is also the first free Internet service provider in Brazil. iG started operations on January 9, 2000 and is the second largest Internet portal in terms of access volume in Brazil as of August 31, 2003 according to the Brazilian research institute, “IBOPE.” On May 18, 2004, we announced our intention to sell all of our shares in iG to Brasil Telecom S.A. Such sale is subject to negotiation of final contractual terms and completion of due diligence procedures. The shares to be sold to Brasil Telecom S.A. have been valued at approximately US$17.5 million. We continue to evaluate potential opportunities to acquire or build an internet service provider since the internet service market is a priority for future expansion. All the agreements between iG and Telemar will continue until the completion of their terms, estabilished for December 2005, even if the sale of our stake is successfully concluded.

TNL Contax S.A.

On February 3, 2003, Contax S.A., which started call-center operations in December 2000, and TNext S.A., which started internet data center operations in October 2000, merged to form TNL Contax S.A. The internet data center business was transferred to Hewlett Packard in June 2003. TNL Contax S.A. now operates call centers.

TNL PCS S.A. (Oi)

TNL PCS S.A., or Oi, was the successful bidder in the public auction for a license to provide wireless telecommunications services in Region I utilizing a frequency band referred to as “Band D,” paying approximately R$1.1 billion for the license. Oi began providing wireless services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Telemar was approved by the board of directors of both TNL and Telemar and consummated. See “Item 7. Major Shareholders and Related Party Transactions.”

TNL.Acesso S.A.

TNL.Acesso S.A., which started operations in February 2001, encompasses access services to Internet Service Providers (“ISPs”).

Pegasus Telecom S.A.

On December 27, 2002 Telemar acquired 93.27% of the shares in Pegasus Telecom S.A., including preferred shares held by TNL that represented 24.4% of Pegasus’ share capital. On February 19, 2003 Telemar acquired the remaining 6.73% of Pegasus’ shares, and accordingly now holds 100% of its share capital. Historically, the primary purpose of Pegasus Telecom S.A. was the operation, marketing, project development, execution and rendering of data transmission services in the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Acre, Rondonia, Distrito Federal (“Region II”) and São Paulo (“Region III”). Our acquisition of Pegasus will enable us to expand our corporate market share, by offering data transmission services in Brazil on a nationwide basis.

Region I

Our concession and license from the Brazilian government authorizes us to provide fixed-line and wireless telecommunications services, respectively, in Region I, which consists of sixteen states of Brazil located in the northern, northeastern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed and 1.8% of the total population of Region I.

Region I covers an area of 5.4 million square kilometers, representing approximately 64% of the country’s total area and generates nearly 41% of Brazil’s gross domestic product. The population of Region I is 94.2 million, representing 54.7% of the total population of Brazil. Region I has 102 municipalities with populations in excess of 100,000 inhabitants. In 2001 (the last year for which official data are available), per capita income in Region I was approximately R$5,171 per year, varying from R$1,796 in the State of Maranhão to R$10,160 in the State of Rio de Janeiro.

The following table sets forth key economic data, compiled by the Instituto Brasileiro de Geografia e Estatística (the “IBGE”), for the states in which Telemar operates.

Key Economic Data on the States of Region I

State	Population (million) (2001)	Population per square kilometer (2001)	% of gross Domestic product (2001)	Per capita income R$ (2001)
Rio de Janeiro	14.6	333.4	12.35	10,160
Minas Gerais	18.1	30.9	9.47	6,261
Bahia	13.2	23.4	4.36	3,957
Ceará	7.6	50.7	1.80	2,858
Pernambuco	8.0	81.4	2.65	3,962
Espírito Santo	3.2	68.4	1.88	7,148
Pará	6.3	5.1	1.81	3,435
Rio Grande do Norte	2.8	53.4	0.82	3,490
Amazonas	2.9	1.8	1.73	7,169
Maranhão	5.7	17.3	0.86	1,796
Alagoas	2.9	102.9	0.63	2,649
Piauí	2.9	11.4	0.47	1,941
Paraíba	3.5	61.5	0.86	2,959
Sergipe	1.8	82.9	0.68	4,514
Amapá	0.5	3.5	0.19	4,523
Roraima	0.3	1.5	0.10	3,623

Source: IBGE.

Map of Region I

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I, in particular. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Our Operations

Fixed-Line Services

Our fixed-line telecommunications services consist of

•	local services in Region I, including installation, monthly subscription, measured service, collect calls and supplemental local services,

•	intra-regional long distance services within Region I, inter-regional long distance services, primarily between Region I and Regions II and III, and international long distance services primarily from Region I, placed through fixed telephones using our long distance access code, CSP 31,

•	connection of calls placed from fixed-line telephones in Region I to mobile telephones or “fixed-to-mobile services,”

•	usage of our network to complete calls initiated by customers of other telecommunications service providers, or network usage,

•	value-added services which include voicemail, caller ID, directory assistance and other services,

•	advanced voice services, to corporate customers, such as 0800 (toll free) services,

•	public telephone services, and

•	data transmission services, comprising the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and ISPs, IP, ADSL and other data transmission services.

Local Services

Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in Region I. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intra-regional long distance telecommunications services in Region I. Embratel is also beginning to sell lines under a local fixed-line project, pursuant to authorization granted by Anatel on August 9, 2002. See “—Competition.”

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

On August 7, 2002, Telemar received an authorization from Anatel in connection with our early satisfaction of Anatel’s universal service targets to provide local services in Region II and Region III. Although we will continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not have plans to offer local services to residential customers in Region II and Region III at this time.

Intra-regional (Intrastate and Interstate) Long Distance Services

Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as “intra-regional long distance” calls. Intra-regional long distance services include intrastate long distance calls (non-local calls within a given state) and interstate long distance calls (calls between states in Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long distance service in each state. At that time, Embratel was the exclusive provider of interstate long distance service and was not authorized to provide intrastate long distance service. However, Anatel implemented a numbering plan to promote competition between providers of fixed-line long distance services by requiring the caller to choose a service provider for each long distance call by prefacing the call with numbers that identify the telecommunications provider (CSP). In July 1999, in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long distance services throughout Brazil, including within the states in Region I, and we began providing interstate long distance services between the states in this Region. On June 7, 2004, Anatel released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long distance calls between neighboring areas will begin to be charged as local calls, within a period of up to 180 days from Anatel’s release. In Region I, the number of local areas will be reduced from 4,289 to 2,920. Since Telemar has anticipated the enaction of these new rules, Telemar has been rebalancing its rates for long distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “—Competition—Intra-regional Long distance.”

Inter-regional and International Long Distance Services

Our “inter-regional long distance” services consist primarily of calls between a location within Region I, and a location in Region II or Region III. International long distance services consist primarily of calls between a location within Region I, and a location outside Brazil.

Upon meeting certain universal service targets in the second quarter of 2002, Telemar commenced providing inter-regional long distance services originating from Region I in July 2002. For that purpose, we entered into interconnection agreements mainly with Telesp and Brasil Telecom to interconnect directly with their networks.

In addition, we commenced providing international long distance services originating from Region I in July 2002 using the wireless telecommunications services license granted to Oi, even though our fixed-line customers access these services through the use of CSP 31, our long distance access code. For that purpose, we concluded several international agreements to interconnect our network with those of the main telecommunication services providers worldwide.

In February 2003, we began to offer fixed-line inter-regional and international long distance services originating in Region II and Region III using the same wireless telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide wireless telecommunications services in Region I and an authorization for Telemar to provide local and long distance services in Regions II and III.

Fixed-to-Mobile Services

Fixed-to-Mobile services consist of calls from our fixed-line customers to customers of wireless service providers, including Oi. Such services also include collect calls made by customers of the wireless service providers operating in Region I to our fixed-line customers. For a discussion of how we bill for Fixed-to-Mobile services see “Rates—Fixed-to-Mobile Rates.”

Public Telephone Services

We own and operate public telephones throughout Region I. As of December 31, 2003, we had approximately 662,055 public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards see “Item 5. Operating and Financial Review and Prospects— Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable.”

Data Transmission Services

We provide a variety of customized, high-speed data transmission services to our customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34

Mbps and 155 Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, Internet Service Providers (ISP) and corporate customers. Other telecommunications service providers, particularly wireless service providers and ISPs lease trunk lines from us for use within their stand-alone networks, and many of our large corporate customers lease lines for use in private networks that link different corporate web sites. We also provide large scale IP Solutions (dedicated, dial up and broadband) to most of the leading ISPs in Brazil. We offer high-speed Internet service and other data transmission services using ADSL technology to residential customers as well as small and medium-sized business customers.

We provide these data transmission services using Telemar’s region-wide data transmission network and multi-service network platform and Pegasus’ nationwide fiber-optic and radio network.

We expect the Internet service market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. Telemar holds agreements for the joint provisioning of international data services with several relevant international carriers. These international alliances will further enhance our strategy of offering integrated telecommunication services to Brazilian customers. We provide broadband Internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2003, we had sold 36,000 ISDN and 217,203 ADSL subscriptions.

The ADSL technology allows high speed transmission of voice and data signals, on a single copper wire pair for access to the network. In 2002, Telemar began offering an ADSL broadband product allowing high-speed Internet service under the brand name “Velox,” targeting the retail segment. Since voice transmission through telephone lines uses only one of many possible frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line which, in turn, is connected to a DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. Customers can use the telephone line simultaneously with the Internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription rate, irrespective of their actual connection time to the Internet.

Wireless Telecommunications Services

As of December 31, 2003, Oi had a presence in some 592 municipalities, in the 16 states of Region I. As of December 31, 2003, Telemar estimated that Oi had approximately 3.9 million subscribers. According to Anatel’s estimates, Oi had a market share of 18.4% and a penetration rate in our region of 21.9%. Revenues from wireless telecommunications services arise from (i) usage fees for outgoing calls made and value-added services such as access to the Internet, data transmission, short messages, call forwarding, call waiting, and call blocking; (ii) monthly subscriptions; (iii) roaming; (iv) interconnection fees received from other operators on incoming calls; and (v) sales of handsets. The average customer base of Oi is divided into approximately 83% prepaid, and 17% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold, and special services, depending on the type of handset, such as WAP and GPRS. Prepaid plans offer reduced rates at certain times of the day.

Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes of usage allowed. Such cards are valid for a stated period of time following activation.

Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

Rates vary according to the subscriber’s service plan, and the call origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than 30 seconds. After the first 30 seconds of the call, users are billed for every additional 6 seconds. Under Oi postpaid plans, customers pay subscription fees (which include certain usage minutes) in addition to usage fees. During 2003, monthly subscription fees accounted for 16.1% of mobile service revenues.

Depending on the handset model, customers have access to GPRS service, which is available in the main cities of Region I. This service allows for wireless access to the Internet through mobile telephones, laptops or personal digital assistants (such as Palm Pilots). GPRS enables customers simultaneously to use voice and data services, because the connection to the Internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is a service and contents channel available to our customers. Some of its features include: sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the Internet, for instance, to schedule personal activities and join or initiate contact groups.

We also receive revenues from roaming agreements with other local and international mobile telephone providers. When a subscriber to another wireless provider originates a call within Region I, the other wireless provider pays us the applicable roaming rate.

Network Usage Services

In 1998, Anatel adopted the call-by-call selection as the competition model for both national and international long distance calls, and Telemar, as incumbent of the PSTN local services within Region I began to charge local network usage on a per minute basis (TU-RL) in all the long distance calls, national and international, originated and/or received in our fixed line network.

Due to Telemar´s incumbent position in local fixed line services in Region I, Telemar has a dominant position in the network usage services market. Since 1998, Telemar started charging Embratel for network usage in long distance services, having signed an interconnection agreement with Embratel in 1999. In January 2000, Telemar signed interconnection agreements with Vésper and Intelig, in January 2001 with CTBC and in January 2002 with Telefonica.

Similarly, Telemar also charges network usage on a per minute basis for local and long distance calls originated in wireless phones, in addition to Personal and Specialized Wireless Services (SMC, SMP and SME/Trunking), terminated on Telemar´s fixed line network. Telemar has interconnection agreements with all companies that offer these types of services, a total of 31 agreements.

Telemar also charges long distance network usage (TU-RIU) of all national and international long distance calls: (i) terminated on Telemar´s network and delivered by a long distance carrier or wireless operator for completion in a local area which is different from the final destination of the call or (ii) originated on Telemar´s network and captured for completion by other long distance carriers in a local area which is different from where the call has been originated.

Nevertheless, all long distance carriers and wireless operators may avoid paying long distance network usage to Telemar by establishing direct interconnection routes with Telemar. In order to protect its network usage services, in 2002, Telemar created a new type of long distance network usage service, called National Transportation (PTN), creating a competitive alternative to the flat TU-RIU fees, with discounts based on traffic volume and geographic distribution.

In 2002, Telemar started to offer to international carriers the option to terminate their Brazilian inbound traffic through Telemar´s network, as an alternative to Embratel and Intelig. Telemar charges international carriers a per minute rate, based on terminal type (fixed or mobile) and local area destination, on a nationwide basis.

Oi’s wireless telecommunications services network is directly interconnected to the national and international long distance networks of all companies operating in Region I and all wireless operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing its customers with automatic access to roaming services when traveling to Brazilian areas where wireless telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged per minute (VU-M) when customers of other fixed-line or mobile operators use the wireless network to complete a call to Oi’s customers in Region I.

Rates

Rates for fixed-line telecommunications services are subject to comprehensive regulation. Telemar’s Concession Agreement establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of a maximum rate, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the maximum rate includes all of the services in the basic service plan, such as installation charges, monthly subscription fees and switched local services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long distance services, which are determined based on five rate categories that vary with the time of day and the distance between the caller and the recipient, and network usage fees. For a further discussion of the application of prescribed rates to our services and average rates for baskets of services, see “—Regulation of the Brazilian telecommunication industry—Rate regulation.”

Local Rates

Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or PBX (Private Branch Exchange). The monthly subscription includes the use of 100 pulses per month, which will be charged regardless of whether the actual local usage is lower. If this limit is exceeded, the customer will incur additional measured pulse charges.

Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Since September 1999, in conjunction with the numbering plan, we began measuring usage for certain non-local calls between municipalities within the same area code in terms of minutes rather than pulses. For information on the Numbering Plan see “—Competition—Intra-regional Long Distance.”

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

	Year ended December 31,
	2001(1)	2002(1)	2003(1)
	(nominal reais)
Average rates for local telephone service:
Monthly subscription:
Residential	15.38	17.81	20.60
Commercial	23.81	26.90	30.57
PBX	30.96	30.38	29.73
Measured service (per pulse)	0.066	0.069	0.079

(1)	Average of monthly rates, net of taxes.

Fixed-to-Mobile Rates

Mobile telecommunications service in Brazil, unlike in North America, is offered on a “calling party pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling party pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Besides the “calling party pays” system there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge our fixed-line service customers per-minute charges based on either VC1 (local), VC2 (intrastate) or VC3 (interstate) rates when a fixed-line service customer calls a wireless subscriber within Region I. In turn, we pay the wireless service provider a charge for the use of the mobile network in completing the call.

Effective February 8, 2003, upon authorization received from Anatel, we increased our fixed-to-mobile service rates by an average of 24.4%. In contrast to previous years, Anatel decided to align the fixed to mobile rates with the interconnection rates charged by the mobile companies. As a result, beginning in February 2003, a fixed-line customer now has different fixed-to-mobile rates, which are measured by the wireless operator which connects the call. For our customers, that means that they are charged a higher rate for fixed-to-mobile calls, which corresponds to the interconnect rate charged by a specific wireless operator.

Effective February 12, 2004, upon authorization received from Anatel, we increased our fixed-to-mobile service rates by an average of 7.0%.

The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year ended December 31,
	2001(1)	2002(1)	2003(1)
	(nominal reais)
Per minute charges for calls made to wireless telephones:
VC1	0.32	0.36	0.45
VC2	0.68	0.74	0.89
VC3	0.77	0.84	1.01

(1)	The amounts represent an annual average of rates, net of taxes.

Intra-regional Long Distance Rates

Rates for intra-regional long distance calls (intrastate as well as interstate) are computed on the basis of the time of day, day of the week, as well as duration and distance of the call and vary depending on whether special services, such as operator assistance, are used. The following table sets forth selected information on our domestic long distance rates during the periods indicated.

	Year ended December 31,
	2001(1)	2002(1)	2003(1)
	(nominal reais)
Domestic long distance rates(2):
0 to 50 km	0.16	0.18	0.21
50 to 100 km	0.25	0.26	0.28
100 to 300 km	0.28	0.27	0.29
Over 300 km	0.32	0.31	0.32

(1)	Average of monthly rates, net of taxes.
(2)	Per minute rates for a domestic long distance call, between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

Network Usage Rates

Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long distance service providers to complete calls originating or ending on our network; and

•	Mobile service providers operating to complete calls ending on our network.

The network usage rate varies depending on whether the telecommunications service provider uses our local or long distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.

The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year ended December 31,
	2001(1)	2002(1)	2003(1)
	(nominal reais)
Network usage rate (local)	0.048	0.050	0.052
Network usage rate (long distance)	0.076	0.080	0.087

(1)	The amounts represent an annual average of monthly rates, net of taxes.

In December 2002, Anatel approved a rate increase for network usage, TU-RL (“local network usage rate”) and TU-RIU (“intercity network usage rate”) retroactive to June 25, 2002, using the IGP-DI Index to calculate the adjustment of 1.65% for TU-RL and 5.02% for TU-RIU.

With respect to Oi, we charge the service provider on whose network the call originated a rate per each minute of usage of our wireless network. On February 3, 2003, the wireless network usage rate (or interconnection rate) charged by Oi was adjusted from the previous rate effective in 2002 of R$0.2921 per minute to R$0.3462 per minute, net of taxes. There was a tariff adjustment authorized by Anatel on February 06, 2004, increasing the wireless network usage rate by 7.7%, to R$0.3728 per minute, net of taxes.

Anatel Rate Adjustment Dispute

On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long distance services and network usage as provided for in the Concession Agreement. The approved rate increases were equal to an average of 28.75% on local services, 24.85% on domestic long distance services and 10.54% on international long distance services.

The rate adjustments applied to all telecommunications companies and gave rise to a number of judicial claims throughout Brazil questioning the adjustments.

After certain legal proceedings to determine which court would be competent to decide this matter on a nationwide basis, the Second Federal Court of the Federal District (Segunda Vara Federal do Distrito Federal) issued an injunction, on September 11, 2003, determining that the rate adjustments should be based on the IPCA Index and not the IGP-DI Index, as was previously set forth in the concession agreements of the regional fixed-line telecommunications companies. This decision applies to all fixed-line telecommunication companies, and Telemar readjusted its rates downward according to the IPCA Index. The difference between the IGP-DI Index and the IPCA Index to be applied on rate adjustments during the period in discussion (variation over 12 months prior to May 2003) was approximately 12.81%.

All of the incumbent fixed-line telecommunication companies have filed appeals against the decision to apply rate adjustments based on the IPCA Index. A final ruling has yet to be rendered on this matter. See “Item 5. Operating and Financial Review and Prospects—Rate Readjustments” and “Item 8. Financial Information—Legal Proceedings—Tax and Administrative Proceedings—Anatel rate adjustment dispute.”

The following table sets forth the adjustments in rates for various services as they were adjusted by Anatel, pursuant to the IGP-DI Index, and as actually enforced by the court’s temporary order, pursuant to the IPCA Index.

	Anatel	Court Order
	% (based on IGP-DI)	% (based on IPCA)
Local services basket	28.75	16.07
Installation	41.75	(16.67)
Residential subscription	25.60	17.24
Non-residential subscription	41.75	17.24
Trunk subscription	41.75	11.22
Pulses	25.60	17.24
Phone credits	24.60	17.24
Change of address	30.05	17.24
Local interconnection	14.34	3.07
Domestic long distance basket	24.85	12.55
Long distance interconnection	24.85	12.55

12-month Index Rate (through May 2003)	30.05%	17.24%

Data Transmission Rates

Rates in the data transmission segments are wholly market-driven and outside of the usual public regime regulatory purview of Anatel. See “Competition—Data Transmission Services.”

The majority of revenues from data transmission services is generated by monthly line rental charges for private leased circuits to corporate customers, Internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some wireless service providers use our network to connect wireless central switching stations to wireless radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

The following table sets forth selected information about our average monthly line rental charges for private leased circuits service during the indicated years.

	Year ended December 31,
	2001(1)	2002(1)	2003(1)
	(nominal reais)
Average rates for monthly line rental per leased circuit:
Local Circuit:
64 Kbps	344.00	358.90	310.25
2 Mbps	3,677.00	2,953.00	2,023.00
Long Distance Circuit(2)
64 Kbps	942.00	1,043.55	1,140.17
2 Mbps	11,029.00	9,435.60	8,214.59
ADSL 256 Kbps
Residential	39.21	42.17	42.17
Non-residential	106.16	114.16	114.16
ADSL 512 Kbps
Residential			86.19
Non-residential			165.21

(1)	Average of monthly rates, net of taxes.
(2)	Assuming a transmission distance between 300 and 500 kilometers and a three-year contract.

Wireless Rates

Wireless telecommunications service providers are authorized to price services at their option, provided that offers are part of a service plan approved by Anatel. In accordance with the Concession Agreements, the maximum price is adjusted at least on an annual basis, as set forth in the service plans, taking into account a productivity rate established by Anatel. Providers must offer their users the “Basic Service Plan,” which is a service plan highly regulated by Anatel with the equivalent of a minimum of 40 minutes per month. Providers also may offer nondiscriminatory alternative plans to complement the Basic Service Plan. Although subscribers cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.

The following table sets forth selected information about rates for some of our most popular retail service plans as of December 31, 2003, net of taxes.

Name of Service Plan	Oi 40		Oi 80		Oi 160		Oi 300
Minutes included in Service Plan		40		80		160		300
Monthly Rate	R$	21.33	R$	34.18	R$	54.01	R$	81.34
Per minute rates
Additional Minutes (Local Rate)	R$	0.53	R$	0.43	R$	0.36	R$	0.27
Remuneration for Network Usage (VU-M)	R$	0.33	R$	0.33	R$	0.33	R$	0.33
Intrastate Long Distance (VC2)	R$	0.89	R$	0.89	R$	0.89	R$	0.89
Interstate Long Distance (VC3)	R$	1.01	R$	1.01	R$	1.01	R$	1.01
Short Message Service (SMS)	R$	0.17	R$	0.17	R$	0.17	R$	0.17
GPRS	R$	0.03	R$	0.03	R$	0.03	R$	0.03

We also offer wireless telecommunications services to our customers on a prepaid basis, charging an average of R$0.77 per minute on local calls, excluding taxes, as of December 31, 2003.

Taxes on Telecommunications Services

The cost of telecommunication services to the client includes several taxes and contributions. The gross revenue which we charge our clients includes the remuneration for the services and the state and federal taxes and contributions. The average rate of all these taxes and contributions, as a percentage of the consolidated gross operating revenue, was 27.9% in 2003. The principal tax is the value-added state tax (“Imposto sobre Circulação de Mercadorias e Serviços”—ICMS), charged by the 27 Brazilian states. The rate is in general 25.0% in all states of Region I, except in the states of Pará, Rio de Janeiro (30%), Bahia, Sergipe (27%), Pernambuco (28%). In June 1998, the State Treasury Secretaries approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such contributions. See “Item 8. Legal Proceedings—Tax and Administrative Proceedings.”

There are another two federal contributions levied on the gross operating revenue—the program for social integration (“Programa de Integração Social—PIS”) and the contribution for financing the social security (“Contribuição para Financiamento da Seguridade Social—COFINS”), calculated at a combined rate of 2.65% until February 1999, and of 3.65% since March 1999 until December 2002. Beginning in December 2002, the PIS turned into a non-cumulative contribution, realized when the companies reduce the amount of PIS over operating revenue and financial gains, with credits from the PIS included in the prices of acquired services and materials, as well as on financial expenses from loans and financing with Brazilian entities which have been suspended as of May, 2004. The federal government increased the rate from 0.65% to 1.65% as of December 2002 in order to maintain actual collection levels. However, the federal government excluded revenues from telecommunication services using this new method. Nevertheless, it is utilized for revenues from sales of mobile phones, call-center services, financial income and other revenues other than telecommunication services.

Following the new method for PIS, beginning in February 2004, the COFINS also became non-cumulative, having the tax rate increased from 3.0% to 7.60%. Telecommunication and call center services were also excluded from this change. Therefore, beginning in February 2004, the revenues other than telecommunications (as described above) will be taxed at a combined rate of 9.25%.

Since our main revenues were not affected by this new method, the impact on net income was R$26.0 million in 2003 and is estimated at R$43.8 million in 2004. This estimate does not include the amount that our suppliers will try to pass forward in their prices.

The federal government, in 2000, created the fund for universal telecommunication services (Fundo de Universalização dos Serviços de Telecomunicações—“Fust”) and the fund for technical development of telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações—“Funttel”). Such contributions have been charged to the telecommunication companies since 2001. Those contributions, although not included in the price of the rendered service, are levied on net telecommunication revenues (except for the use of the network), calculated at a rate of 1% (Fust) and 0.5% (Funttel).

Billing and Collection

Fixed-Line Services

Telemar sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long distance calls, calls terminating on a wireless network, toll-free services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer’s checking account or by direct payment to a bank.

Payments are due within an average of 15 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2003, 18.8% (21.4% in 2002) of all accounts receivable were outstanding for more than 30 days, and 9.70% (9.20% in 2002) were outstanding for more than 90 days. In line with rules established by Anatel, we may restrict a customer from making outgoing calls when an account is over 31 and up to 60 days past due, restrict a customer from receiving incoming calls when an account is over 61 and up to 90 days past due and completely disconnect a customer when an account is over 91 and up to 120 days past due, provided a 15-day warning has been issued to such customer. The disconnection process thus comprises several stages, including customer’s notification regarding overall credit restrictions (credit protection agencies), until the line disconnection due to nonpayment.

Outstanding Bills	Restriction of Services / Collection Process	% Loss Provided For
Over 30 and up to 60 days	Restriction to make calls
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Cut-off after 15 day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

Fixed Line Network Usage Services

Telemar is remunerated by Embratel and Intelig for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. Until December 1999, when a long distance call carried by another telecommunications provider was originated on our network, we billed that provider’s customer, retained any access fee for use of our network and transferred the balance to the long distance carrier. The long distance carrier was then responsible to transfer the appropriate amount to the other fixed-line carrier where such call was terminated. Since January 2000, Embratel and Intelig have begun billing customers directly, and each party collects its respective revenues and pays each respective interconnection fee under a separate agreement. However, in the second quarter of 2001, we reached an agreement with Intelig to provide billing services, and in the second quarter of 2002, a similar agreement was reached with Embratel.

Since July 2002, Telesp has also started to remunerate us directly for calls which originate in Region III and terminate in our network. Beginning in January 2004, Brasil Telecom has started doing the same, for calls which originate in Region II and terminate in our network.

We also receive revenues from wireless service providers that interconnect with our fixed-line network to complete mobile originated calls directed to our fixed-line customers.

Wireless Communications Services

Oi bills its wireless post-paid customers on a monthly basis and itemizes charges in the same manner as Telemar bills its fixed-line customers. See “—Fixed-Line Services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges.

The collection policy adopted by Oi, following rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 30 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by the credit protection organizations until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account the length of the subscription, bill amount, greatest delays, etc. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer.

Wireless Network Usage Services

Oi is remunerated by other companies for the use of its network. The most important is the remuneration it receives from Telemar, which derives from fixed-to-mobile calls originated on Telemar’s network and terminated on Oi’s network. These revenues and costs, for Oi and Telemar respectively, are eliminated in our consolidated results. See “Item 5. Operating and Financial Review and Prospects”.

Oi is also remunerated by other wireless companies for the use of its network. With the migration of most wireless companies to SMP, they started to adopt a clearing system, based on “bill and keep” for local mobile to mobile traffic. As of July 2003, payments are made only on the amount that exceeds the 45/55% traffic balance between two operators. Accordingly, both service revenues and interconnection costs have been reduced.

Network and Facilities

Fixed-Line Network

Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long distance transmission equipment. As of December 31, 2003, the access network connected approximately 17.4 million fixed-telephone lines and 217,203 installed ADSL lines. Our installed network decreased by 0.8% during 2003 as compared to 2002, as a result of several measures taken during 2003 to optimize investments made and the disconnection of analog terminals in order to reduce network maintenance costs.

Our Public Switched Telephone Network (PSTN) is almost fully digitalized and as of December 31, 2003, connected homes and businesses in more than 8,100 cities, towns and villages to around 20,000 digital telephone switches and concentrators across our coverage area. As of December 31, 2003, another 8,400 villages are attended by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.

We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. Approximately 300 towns are reached through small satellite earth stations and other 500 small villages are reached through public telephones satellite stations. These satellite services may include access to the Internet and corporate data applications. Hispamar Ltda., a Spanish-Brazilian consortium created in November 2001 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula) and Telemar, is investing nearly R$1.0 billion in the construction of the Amazonas satellite. Amazonas is scheduled to be launched into geostationary orbit above the Americas in July 2004. The launch of Amazonas will put Hispamar Ltda. into direct competition for satellite services with StarOne, a subsidiary of Embratel. Amazonas will have the highest capacity of any satellite operating in Brazil, providing both C and Ku bands and on board switching. Telemar entered into an agreement with Hispamar Ltda. in December 2002 providing for the right to use its geostationary orbital position, which had been acquired upon privatization of TNL, and also contracted with Hispamar most of the satellite capacity required by Telemar network over the next 15 years. The price assigned to the orbital position was established by an independent appraisal at R$ 28.7 million. In December 2002, Telemar obtained a minor stake in Hispamar Ltda. and is currently conducting negotiations to define its share participation, which we estimate will not exceed 20% of total shares.

The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and for year ended December 31,
	2001		2002		2003
Installed access lines (millions)	18.1		17.5		17.4
Access lines in service (millions)	14.8		15.1		15.1
Average access lines in service for year ended (millions)	13.6		15.0		15.0
Percentage of installed access lines connected to digital exchanges	97.1		98.5		98.9
Employees per 1,000 access lines installed	0.8		0.7		0.5
Public telephones in service (thousands)	719.6		714.3		662.1
Local call pulses for year ended (billions)	21.3		23.0		22.6
Domestic long distance call minutes for year ended (billions)	7.1	*	8.2	*	9.4
International call minutes for year ended (millions).	—		4.8	*	48.0

*	Interregional and International calls carried as of July 2002.

As of the privatization of Telebrás our long distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long distance service between the states in Region I, we began to integrate the intrastate transmission facilities of Telemar by investing in an interstate network. The deployment and expansion of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 21,000 km of new fiber optic cables connecting the major capitals and large cities located in Region I. Fiber-optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long distance broadband services.

Our long distance network is equipped with SDH and DWDM transmission systems. It has an initial capacity of 17.5 Gbps (gigabytes per second) and is comprised of “self-healing rings” with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long distance, Internet and data transmission services and other telecommunications providers’ demand for transmission facilities.

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

Data Transmission Network

Our data transmission network is an integration of various sub-networks that support a variety of data transmission services and includes:

•	our satellite network, which utilizes VSAT technology;

•	our IP and Data networks, which covered 300 locations, with 200 points of presence and some 220,000 active dial-in access gates as of December 31, 2003;

•	our ATM network, which provides broadband services, and our Frame Relay network, which is available in some 590 locations, with approximately 962 points of presence, as of December 31, 2003;

•	our TDMA/SDH network, which provides dedicated lines with some 600 points of presence as of December 31, 2003; and

•	our Pegasus network, a metropolitan and long distance optical backbone stretching from Porto Alegre to Curitiba to São Paulo and to Brasília, utilizes SDH and DWDM transport platforms and the same IP, ATM and Frame Relay platforms used by Telemar in Region I.

Wireless Network

As of December 31, 2003, Oi’s wireless network covered 592 municipalities, over 74% of the urban population in Region I, consisting of 22 switching and control stations, 93 controllers of radio base stations, 6 signaling transfer points and 3,141 radio base stations. The network is directly interconnected to the national and international long distance fixed-line telephone network of all companies operating in Region I and all mobile operators of Band A, B and E in Region I, and Band D in Regions II and III, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Telemar. As of December 31, 2003, our switching stations had capacity to serve approximately 4.0 million subscribers, and our radio base stations had capacity for approximately 4.5 million subscribers. Nokia, Siemens and Alcatel are the major suppliers of our network equipment.

The network quality indicators established by Anatel are subject to our constant monitoring.

Quality of Service

We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. Through the replacement of analog switches, the percentage of installed lines connected to digital switching centers increased from 97.1% by year-end 2001 to 98.5% by year-end 2002 and 98.9% by year-end 2003. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.

We must also comply with the provisions of the General Plan on Quality and with the terms of our Concession Agreement. See “Regulation of the Brazilian Telecom Industry—Obligations of Telecommunications Companies” and “Regulation of the Brazilian Telecom Industry—Quality of Services—General Plan on Quality.”

Competition

Overview

The implementation of the Brazilian telecommunications regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services driven by increasing competition, implementation of new technology and regulatory oversight. Until July 1999, we were the only supplier of public local fixed-line and intrastate telecommunications services in Region I, and until January 2000 we were the only supplier of local fixed-line services. In January 1999, Intelig presented the winning bid to provide intrastate and interstate long distance services in Region I to compete with Embratel and us. In February 1999, Vésper S.A. presented the winning bid to provide local and intra-regional long distance services in Region I in competition with us. In July 1999, Embratel began competing with us by providing intrastate long distance services in Region I, and we began providing interstate long distance services in competition with Embratel. In January 2000, Vésper began providing local fixed-line services in Region I, bringing them into competition with us, and Vésper and Intelig began providing interstate and intrastate long distance services in Region I in competition with each other, Embratel and us. Telesp, which was granted authorization to provide intra-regional and inter-regional long distance services in April 2002, also began providing such services during the first quarter of 2003. Embratel, which was granted authorization to provide local services in August 2002, also began providing such services in Region I during the first quarter of 2003. In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers.

On November 20, 2003, Anatel approved the sale of Vésper to Embratel. With Vésper’s acquisition, Embratel has widened its range of clients in local telephony, which had previously focused solely on the corporate segment. Embratel has utilized Vésper’s penetration in the residential as well as small to medium business markets to increase its revenues in this segment.

It now appears likely that Telmex, the leading Mexican telecom provider, will obtain the necessary approval to consummate its acquisition of MCI’s controlling interest in Embratel, one of Telemar’s chief competitors. While Telemar had participated in a group to bid for this controlling stake, that bid has now been withdrawn and MCI has recently confirmed its intention to sell the stake to Telmex. This sale is likely to have some impact on Telemar’s competitive environment. MCI has been engaged in a Chapter 11 reorganization process since October 2003, and Telmex possesses a strong balance sheet as well certain potentially complimentary telecoms activities in the region. The prospects of the sale could cause Embratel’s debt ratings to be raised, which could reduce its costs of borrowing. Further, America Movil, a related party to Telmex, is the controlling shareholder of important mobile operators in Brazil which, operating under the brand “Claro,” occupy the second largest position in the wireless market in Brazil. Telmex is already present in Brazil also through data-related assets that have been recently acquired from AT&T Latin America. The potential synergies between Telmex’s telecommunication activities in Brazil can be expected to increase competition, particularly in the corporate market.

Embratel has since filed two charges alleging anti-trust violations with CADE, Anatel and the Secretariat of Economic Defense against the three parties (Telemar, Brasil Telecom and Telesp) who participated in the group that bid for the controlling interest in Embratel. We believe that none of our actions represent any violation of the matters contained in such charges. If Embratel’s claims are ultimately deemed valid, Telemar, Brasil Telecom and Telesp may subject to penalties imposed by the relevant regulations. At this time, we cannot predict the likelihood of success of these administrative proceedings, nor can we predict the magnitude of any such penalties based on the information provided to us by CADE and the Secretariat of Economic Defense.

Local

In connection with its winning bid in February 1999 for the operating license to provide local and intra-regional long distance fixed-line services in Region I, Vésper paid R$60 million, the minimum price set by the Brazilian government. Vésper also agreed with Anatel to carry out a yearly network expansion plan. In order to allow effective competition in public local telecommunications services, Anatel allowed Vésper to use wireless local loop technology (“WLL”), an alternative technology system that connects subscribers to the public switched telephone network using radio signals instead of copper cables, speeding up installation and expansion procedures. Additionally, WLL is an alternative tool for reaching remote areas where cable access is limited or unfeasible. We use WLL technology in a very limited capacity, specifically in only some neighborhoods of Rio de Janeiro, among the various technologies deployed by us. In January 2000, Vésper began operations initially serving the main cities in the Region I, including all 16 state capitals and 13 other municipalities. We believe that, as of December 31, 2003, Vésper had approximately 400,000 fixed-lines in service in Region I.

During 2002, both Embratel and Telesp were authorized by Anatel to start providing local fixed line services in Region I. Although we do not know if it is a priority for Embratel and Telesp to target residential customers, we do believe that competition will increase in local fixed line services to corporate clients. Brasil Telecom received Anatel’s certification with regard to the early attainment of its network expansion and universal service targets in January 2004. We expect that Brasil Telecom will begin providing local services in Region I primarily to corporate clients.

In order to stimulate increasing competition in local services, Anatel is requiring that we unbundle our local network allowing other companies to offer services using our platform. On May 12, 2004, Anatel set forth certain terms and conditions to be followed in order to make our local access network available to our competitors. The two types defined by Anatel were line sharing and full unbundling. Competition in local services for our high-end customers could increase as a result of the introduction of these new rules by Anatel. See “—Regulation of the Brazilian Telecom Industry—Interconnection.”

Fixed-to-Mobile

Competition in fixed-to-mobile services is directly related to competition in local telephone services, since local calls represent the majority of the revenues derived from fixed-to-mobile services.

Intra-regional Long Distance

Embratel, Intelig and Telesp are authorized to provide intrastate long distance services in Region I. Embratel began providing intrastate long distance services in July 1999, Intelig in January 2000 and Telesp in March 2003. Brasil Telecom has also been authorized to provide such services in February 2004.

Upon approval by Anatel and CADE, Embratel will be controlled by Telmex, the largest telecommunication company in Latin America. Telmex is also a related party to America Movil, which is the controlling shareholder of important mobile operators in Brazil which, operating under the brand “Claro,” occupy the second largest position in the wireless market in Brazil. Telmex is already present in Brazil also through data-related assets that have been recently acquired from AT&T Latin America. Intelig, which was awarded licenses to provide long distance services throughout Brazil in competition with Embratel in January 1999, is controlled by National Grid, the owner and operator of the electricity transmission network in the United Kingdom, and by France Telecom, one of the world’s leading telecommunications carriers, and by Sprint, one of the largest long distance carriers in the United States. Telesp is controlled by Teléfonica S.A., a global telecommunications company with operating revenues of more than US$36 billion for the year ended December 31, 2003.

Also in July 1999, we were authorized to provide interstate long distance services between the states within Region I in competition with Embratel, Intelig and Vésper. In conjunction with the opening of competition in the interstate long distance market, Anatel implemented a numbering plan to promote competition between providers of fixed-line long distance services by requiring the caller to choose a service provider for each long distance call by prefacing the call with numbers that identify the carrier (the CSP number). Following the implementation of such numbering plan, we began to compete with Embratel in intrastate and interstate long distance services and, since January 2000, we have been competing with Vésper in local, intrastate and interstate long distance services and with Intelig in intrastate and interstate long distance services.

In 2003, we estimate that we have provided some 77.5% of the total intrastate and interstate long distance fixed-line traffic within Region I. We measure our market share according to the information available from our own switches. Because we have the largest network in Region I, the vast majority of the long distance calls originated in Region I go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.

Inter-regional and International Long Distance

The regional fixed-line companies, such as Telemar, generally were not permitted to offer inter-regional or international long distance services until December 31, 2003. However, because Anatel certified our early attainment of certain network expansion and universal service targets for 2003, we started providing such services in July 2002. Our inter-regional long distance services originated in Region I and terminated in Regions II and III represented gross revenues of R$300.9 million in 2003 and R$58.8 million in 2002. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in these traffic routes. In July 2002, we also began offering international long distance services using an authorization granted to Telemar through the wireless telecommunications services license granted to Oi. In February 2003, using the same license, we began to provide inter-regional long distance services originating in Regions II and III. Our main competitors are the same as in other services; however, new players may arise because Anatel has also granted TIM (Telecom Italia Mobile) and Telecom Americas (a subsidiary of the Mexican America Movil) the right to offer services for domestic and international long distance.

Mobile Long Distance Calls

With regard to long distance calls originated on mobile phones, Anatel has issued new rules in 2002 governing the migration of Band A and Band B wireless operators to a new status under the SMP regime. Since July 2003, mobile SMP operators are required to allow their subscribers to choose among different long distance carriers, including Telemar, the new rules enhanced competition in this segment and have resulted in increased long distance revenues for Telemar, derived from both mobile-to-mobile and mobile-to-fixed-line calls in our region.

Fixed-line Services vs. Wireless Services

Fixed-line services provided by Telemar are also subject to competition from wireless service providers, including Oi, our wireless telecommunications services subsidiary. See “—Wireless Services.”

The competition from wireless service providers is increasing but it is still limited by the fact that tariffs for wireless calls are currently much higher than tariffs for calls on our fixed-line network. Telemar also faces competition from wireless service providers in the low end of the market, through the offer of prepaid plans by such wireless providers, including Oi.

Network Usage Services

Competition in the provision of local network usage services is limited. However, there can be no assurance that our current local competitor, Vésper, as well as potential new entrants in the local market, such as Embratel and Telesp, will not attempt to challenge our leading position in this market in the future.

Moreover, prices for network usage services are expected to decline as a result of price regulation by Anatel, in particular as a result of the application of deemed productivity gains as measured by the “K-factor.” See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Another factor that will affect this market is that long distance interconnection prices may decrease more quickly than local rates, particularly if long distance carriers build out their own intrastate long distance backbones.

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

Data transmission, which includes transport network and Internet access services, represented 6.1% of our total gross revenues for the year ended December 31, 2003 and 5.6% of our total gross revenues for the year ended December 31, 2002. However, data and Internet-related services have grown rapidly in Brazil as they have elsewhere, and accordingly we are preparing for expansion in this market sector. Along with growth in volume and increasing demand for broadband capacity, we anticipate significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms. Operational since January 2000, our multi-service network platform is capable of handling various IP-based applications offering reliable and safe high-speed connectivity.

Wireless Services

We compete primarily with four other groups that provide wireless telecommunications services in Region I. These groups consist of the following companies: (i) a joint venture between Teléfonica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (ii) the Telecom Americas Group, controlled by the Mexican América Moviles (marketed under the brand name Claro), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, (iii) TIM Brasil, a subsidiary of Telecom Italia Mobile, which has a presence in all of Region I, and (iv) Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Banco Opportunity, a private Brazilian investment bank, and by several Brazilian pension funds (Sistel, which is sponsored by Telemar and other incumbent operators; Telos, which is sponsored by Embratel; Petros, which is sponsored by Petrobrás; and Previ, which is sponsored by Banco do Brasil).

All of our competitors have decided to migrate to the SMP system. Currently, Vivo’s network is based on the CDMA technology platform, while TIM Brasil, Telecom Américas (Claro), Telemig Celular and Tele Norte Celular have already decided to migrate their respective TDMA networks to the GSM technology platform.

Effects of Competition

The potential entry of certain competitors into our regions, the continued competition from wireless service providers and the new deregulation as of 2002 may have a material adverse effect on our business, financial condition, results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long distance services in Region I will adversely affect our related revenues. We anticipate, however, that growth in the Brazilian economy may eventually help generate a market increase in revenues.

Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition. See “Item 3. Risk Factors.”

Marketing

In 2003 we incurred R$200.2 million in marketing expenses, primarily to market our fixed-line and wireless products under the brand names Telemar, Velox and Oi.

The main marketing objectives were (i) the promotion of our fixed-line products, such as “Global 31,” which promotes our integrated service capacity to provide our customers with inter-regional and international long distance services outgoing from Region I to Regions II and III by allowing customers to choose us as their long distance provider by dialing our long distance access code, CSP 31, from any phone when placing a long distance call (See “Item 4. Information on the Company—Our Operations”); (ii) long distance services from wireless phones through our fixed line network; (iii) “Velox”, which promotes our ADSL services (broadband services) for high-speed access to the Internet; and (iv) our wireless services, through specific campaigns to promote customized products addressed to certain market segments, such as Oi-MTV, and to divulge Oi’s brand name.

We sell our fixed-line products and services through the following marketing channels:

•	direct sales force, which focuses mainly on large corporate customers;

•	Telemar network channel comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

•	TNL Contax Contact Center; and

•	the Internet.

We sell our wireless telecommunications services through a network of over 1,800 points of sale, including third-party retail outlets and our own stores as well as through contact centers, and the Internet.

Research and Development

We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

In connection with the privatization of Telebrás, our operating companies in each state were required to contribute in aggregate a maximum of R$154.4 million during the three years ending July 2001 to the Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações (the “Center”), a research and development center formerly operated by Telebrás. As part of the agreement with the Center, we had access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing as well as consulting and training services. The Center also provided services to third parties on a fee-for-service basis. Our research and development expenses, including our contribution to the Center, were R$34.4 million in 2001. We have not incurred any additional expenses since the contract terminated in July 2001. In March 2002, we signed a new contract with the Center, but only to provide software development and IT services to us, in the amount of R$60.0 million to be disbursed upon the delivery of such services. In 2002 and 2003, Telemar disbursed approximately R$10.3 million and R$3.9 million, respectively, for software development.

Capital Expenditures

Our 2003 capital expenditures reached R$1,682.2 million. Of this amount, 32.9% was allocated to the deployment of our wireless telecommunications services infrastructure, 28.2% for data transmission systems, 22.9% to voice transmission and 16.0% to other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.

The following table sets forth our capital expenditures for the three-year period ended December 31, 2003.

	Year ended December 31,
	2001	2002	2003
	(millions of reais)(1)
Wireless network and systems	2,172.0	944.9	553.9
Data transmission equipment	498.8	154.2	474.0

Voice transmission	997.0	361.7	384.6
Telecommunication infrastructure	6,098.5	425.1	98.6
Information technologies services	237.3	37.6	83.6
Contact center	31.0	60.3	42.6
Other	7.4	29.6	44.9

Total capital expenditures	10,042.0	2,013.4	1,682.2

(1)	Columns may not add due to rounding.

Our current 2004 capital expenditure budget totals R$2,106.1 million. We plan to finance our capital expenditures by a generation of operating cash flow and supplier credits in connection with the purchase of equipment. We have budgeted 40% of the 2004 capital expenditure budget to the wireless services business, 55% to the fixed-line business, and 5% to the call center business.

Property, Plant and Equipment

Our principal properties consist of management, retail and customer service offices located in sixteen states of Region I and network infrastructure sites located throughout Region I. As of December 31, 2003, we owned 5,332 properties, of which 94.8% were operational sites. We also rented 70 properties. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment and radio base stations. Switches include local switches, mobile switches, “transfer” switches that connect local switches to long distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.

As of December 31, 2003, the net book value of our property, plant and equipment was R$14,900.3 million (compared to R$16,842.9 million in 2002). Buildings, underground equipment, cables and lines represented approximately 30.8% of the net book value of our total fixed assets, plant and equipment related to switching stations represented approximately 26.4%, transmission equipment represented 19.0%, construction in progress represented approximately 3.7%, and other fixed assets represented approximately 20.1%. All property and equipment which are essential in providing the services described in the Concession Agreement, are considered “reversible assets” which means that, should the Concession Agreement expire or terminate, and is not renewed, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details see Note 16 to the Consolidated Financial Statements.

Dependence on Patents, Licenses or Contracts

The telecommunications industry is highly regulated by the Brazilian Government through its agency, Anatel. Telemar and Oi operate under licences from the Brazilian Government that authorizes them to provide specified services and sets forth certain obligations. See “—Regulation of the Brazilian Telecommunications Industry” and “—Our Operations—Wireless Telecommunications Services.”

Seasonality

Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by major seasonal variations, except for the first quarter of the year, where the economic activity is generally reduced in Brazil. Our wireless telecommunications services are affected by a seasonal increase in mobile handset sales during the fourth quarter.

Insurance

In compliance with the Concession Agreement, Telemar and Oi maintain the following insurance policies, in accordance with contractual terms: all risk insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage. We believe that we have adequate insurance to meet our obligations under the Concession Agreement.

Our assets and liabilities of material value and/or high risk are covered by insurance. We hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damage. We consider the insured amount to be sufficient to assure protection of its net worth and operational continuity. For more details see Note 32 to the Consolidated Financial Statements.

Regulation of the Brazilian Telecommunications Industry

General

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. Telemar operates under concessions and licenses that allow it to provide specified services and sets forth certain obligations. See “—Concessions and Licenses.”

Anatel is the regulatory agency for telecommunications, according to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, (the “Anatel Decree”) of October 1997. Anatel is administratively independent and financially autonomous. Anatel is required to report on its activities to the Brazilian Ministry of Communications and to the Brazilian Congress. Any regulation proposed by Anatel is subject to a period of public comment, and Anatel’s decisions may be challenged only in the Brazilian courts.

Concessions and Licenses

Telemar operates under two Public Switched Telephone Network (PSTN) concessions (PSTN local and PSTN domestic long distance), which grant it the right to offer local and domestic long distance services in Region I. In addition, Telemar is authorized to provide Transport Telecommunication Network Service (“SRTT”), and Multimedia Communication Service (“SCM”) through its subsidiary, Pegasus Telecom and international long distance services (PSTN international long distance) nationwide and domestic long distance services (PSTN domestic long distance) in Regions II and III through its subsidiary, Oi. In addition, Oi has authorizations granted by Anatel to provide wireless services (Serviço Móvel Pessoal—SMP) in Region I.

Concessions to provide telecommunications services are granted under the public regime, while such services are provided through authorizations granted under the private regime.

In addition to Telemar, the companies that operate in the public regime in Brazil (“Public Regime Companies”) include two other regional fixed-line service providers, Embratel and certain other local operators. The four primary Public Regime Companies (consisting of Telemar, Embratel and the two other regional fixed-line service providers) are the primary providers of fixed-line telecommunications services in Brazil, including local services and intra-regional, inter-regional and international long distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region I, operate in the private regime (“private regime companies”).

According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, Public Regime Companies are subject to certain obligations as to quality, continuity and universality of service, network expansion and modernization. Public Regime Companies are also subject to Anatel’s supervision in regard to the tariffs that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

Public Regime Companies, such as Telemar, also often offer certain services in the private regime, of which the most significant are data transmission services. Wireless services are offered by Oi under the private regime, according to a license acquired by Oi on February 13, 2001. See “Our History and Development—Our significant subsidiaries—TNL PCS S.A. (Oi).”

Termination of a Concession

There are five possible ways that a public-regime company’s concession may terminate:

•	Non-renewal upon the expiration of the concession;

•	An extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian government may operate the company, in which case the Brazilian government must be legislatively authorized to terminate the concession and indemnification must be paid to the company;

•	Termination by the company (by agreement with Anatel or through legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the company;

•	Annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal.

•	The occurrence of:

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization,

•	the transfer of the concession without Anatel’s authorization,

•	the dissolution or bankruptcy of the company or

•	an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for the company. In the event a concession is terminated, Anatel may occupy the company’s properties and use its employees in order to render continued services.

Fixed-Line Services—Public Regime

Each Public Regime Company operates under a concession that expires in 2005. Each Public Regime Company may extend its current concession for an additional 20-year period. However, there will be new conditions set forth in the new General Plan on Quality and the new General Plan on Universal Service and new terms set forth in the extension to our Concession Agreement, in each case to be determined by Anatel or the Ministry of Communications, as the case may be. On June 20, 2003, Anatel approved a new General Plan on Quality, a new General Plan on Universal Service and a new form of extension to the concession agreements under which all fixed-line telecommunications incumbents will operate as of January 1, 2006. See “—Obligations of telecommunications companies—New telecommunications regulations.” The concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, Public Regime Companies will be required to pay biannual renewal fees equal to 2% of annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

Fixed-Line Services—Private Regime

The Brazilian Telecommunications Regulations provide for the introduction of competition in telephone services in Brazil by requiring the Federal Government to authorize four private-regime companies—one to provide local services and intra-regional, long distance service in each of the three fixed-line regions and one to provide intra-regional, inter-regional and international long distance service throughout Brazil. Anatel has already granted to a private-regime operator, Vésper, the licenses to operate in Region I. Anatel has also granted to two other private regime companies the licenses to operate in each of the other fixed-line regions and to another private-regime company the licenses to provide intra-regional, inter-regional and international long distance service in competition with Embratel. Concessions and authorizations have been granted in each fixed-line region for regional fixed-line companies to provide local services, fixed-line companies to provide intra-regional long distance service and other companies to provide inter-regional long distance and international long distance service. Since 2002, the number of authorizations which can be given by the Federal Government is not limited.

Obligations of Telecommunications Companies

Similar to other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The public-regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the General Plan of Concessions and Licenses, and special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality.

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

New Telecommunications Regulations

On June 10, 2003, the Brazilian government promulgated a presidential decree (the “Decree”) setting forth a number of changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things, universal access to telecommunications services, stimulation of employment and development of Brazilian industry in the telecommunications sector, promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations and the financial equilibrium of the existing concession agreements. The Decree also defined that certain changes should be reflected in the terms of each concession agreement to be entered into by each Public Regime Company as of January 1, 2006.

Pursuant to the Decree, Anatel adopted, on June 20, 2003, a new General Plan on Universal Service, which will require fixed-line telecommunications services providers to achieve certain targets as of January 1, 2006. The purpose of the plan is to afford access to Public Switched Telephone Network (PSTN) for use by all Brazilians regardless of location or socio-economic status. The costs related to meeting the targets contemplated by the plan are to be paid for solely by the incumbent telecommunications services providers pursuant to terms stipulated in each provider’s respective concession agreement. Anatel may revise the universal service targets, pursuant to the concession agreements, as well as propose additional targets and an acceleration of the plan. The plan applies to local, domestic and long distance service providers in varying degrees.

Telecommunications service providers will be required to implant the PSTN to individual access targets with individual accesses of residential, non-residential and “trunk” classes in areas with more than 300 inhabitants. Priority must be given to requests for individual access made by regular educational establishments, health institutions, public security establishments, public libraries and museums, judiciary agencies, federal public prosecutor’s agencies, and consumer protection agencies. Special care and equipment must also be provided for the hearing and speech impaired.

Telecommunications service providers will also be required to activate public telephones (“TUP”), which make it possible for any person to use the PSTN collective access, regardless of subscription or registration with the carrier, in enough numbers to ensure that the density of TUPs per general license plan sector is equal to or over 6 TUPs per 1,000 inhabitants. This requirement is less stringent than the targets established under the current General Plan on Universal Service, of 7.5 TUPs per 1,000 inhabitants for year-end 2003 and 8 TUPs per 1,000 inhabitants set for year-end 2005, and we believe this will have a favorable impact on our costs and capital expenditures. Activation of TUPs must take place so that there are at least 3 TUPs per group of 1,000 inhabitants evenly distributed over the service area. Of the total number of TUPs installed in a service area, 50% must be in areas that can be accessed twenty-four hours a day and 2% must be adapted for every kind of physical impairment. Local services providers are responsible for achieving targets for areas that are at a distance equal to or less than thirty kilometers from any other service area; domestic and international long distance service providers must be in compliance for those serving areas at a distance equal to or more than thirty kilometers from any other serving area.

Telecommunications local service providers will be required to activate telecommunications services stations (“PST”), which are facilities for collective use maintained by the service provider, in each general license plan sector in varying numbers determined by population measured annually from the years 2007 to 2011. The local services providers must also activate one PST per general license plan sector in rural areas in cooperative service stations, which services a community with services such as storage, packaging, refrigeration and credit facilities, depending on the size of the communities in the years 2007 and 2008, and in all communities in the year 2009.

The Board of Directors of Anatel also proposed to establish a public hearing with respect to the creation of a special individual access (“AICE”). The goal of AICE is to meet the needs of lower income classes of households not yet serviced by the PSTN, and shall have its offer, utilization, rates, payment conditions, call treatment, network usage remuneration and taxation differentiated from those of regular residential telephone. Requests for installation must be met after the subscriber’s registration and subscription payment within twelve months. The proposal also establishes that the AICE will be accessed via prepaid cards, which could be used in any type of telecommunications services.

Voicemail service must also be universally provided at cost within two weeks after a request, and regulations regarding such service will be established by Anatel.

On June 20, 2003, Anatel also approved the Form of New Concession Agreement. See “Risk factors—Risks related to our business.” On June 30, 2003, we notified Anatel of our intention to extend Telemar’s current concession. Telemar and Anatel are expected to formally enter into a new concession agreement by the end of 2005.

The Form of New Concession Agreement contains new terms reflecting the new General Plan on Quality and the new General Plan on Universal Service described above, which terms relate in part to

•	new universalization targets;

•	changes in local tariff measurement criteria from pulse to minute measurement (to be implemented after January 1, 2006);

•	changes in tariff adjustment formulas, including the creation of a telecommunications industry index and a reduction in chargeable tariffs for local interconnection rates (to be implemented after January 1, 2006); and

•	fixed line local number portability (to be implemented after January 1, 2006).

Both the new General Plan on Quality and the new General Plan on Universal Service have been drafted. We may disagree with a number of these new terms if upon implementation, they do not take into account the current cost and investments already made in order to achieve the targets established in the existing Concession

Agreement. We also disagree with the new universal service targets having to be financed at the expense of the incumbent companies and with the elimination of the use of the IGP-DI Index to determine the annual inflation-based adjustments to the tariff rates as of January 1, 2006, since these changes could, in each case, alter the financial equilibrium of the Concession Agreement and adversely affect our business and results of operations.

Network Expansion—General Plan on Universal Service (PGMU)

The following table sets forth our main network expansion and modernization obligations as provided in the List of Obligations at the times indicated and our performance with respect to each category of obligation at December 31, 2003.

	Company status at December 31,
	2003	2004	2005
Minimum number of installed lines (millions)	17.4	—	—
Fixed-line service available to all communities larger than:	600	—	300
Maximum waiting time for installation of a line (weeks)(1)	2	1	—
Minimum number of public telephones in service (thousands)	662	—	—
Minimum number of public telephones per 1,000 inhabitants	8.3	—	6(2)
Minimum public telephones as a percentage of fixed-lines	3.8	—	3

(1)	Applies only to areas where fixed-line service is fully available.
(2)	Revised according to PGMU 2006.

Quality of Services—General Plan on Quality

Each regional public and private regime company must comply with the provisions of the General Plan on Quality and also with the terms of its respective concessions, licenses and authorizations. All costs related to the fulfillment of the quality goals established by the General Plan on Quality must be exclusively borne by the respective telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

•	Responses to repair requests;

•	Availability of services to users;

•	Quality of public telephones;

•	Operator availability;

•	Personal services to users;

•	Issuance of bills;

•	Responses to requests for address changes;

•	Modernization of the network; and

•	Responses to users’ mail.

The quality standards are measured according to the definitions and quality indicators established by Anatel. Companies are obliged to report monthly to Anatel in regard to their performance of the quality goals. Additionally, the companies are obligated to provide Anatel an in-depth report and analysis in regard to each quality goal that is not achieved. Anatel may also collect such data from companies at any time and without prior notice.

Companies that fail to achieve the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See “—Fines and Penalties.”

The following table sets forth information regarding our obligations at year-end 2001 through 2005 (the last year of our current Concession Agreement) and our performance with respect to each category of obligation at year-end 2003.

	Company performance at December 31, 2003	By December 31,
		2001 and 2002	2003 and 2004	2005
Dial tone within 3 seconds (% of cases)	99.8	99.0	99.5	99.5
Call completion rate during peak periods (% of calls attempted)(1)	69.9	65.0	70.0	70.0
Maximum number of uncompleted calls due to network congestion (% of calls attempted)(1)	1.5/3.3	5.0/5.0	4.0/4.0	4.0/4.0
Maximum monthly repair requests (% of lines in service)	2.0	2.5	2.0	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	5.0	12.0	10.0	8.0
Residential repair response speed (% within 24 hours)	98.9	96.0	97.0	98.0
Nonresidential repair response speed (% within 8 hours)	98.2	96.0	97.0	98.0
Public telephone repair response speed (% within 8 hours)	99.2	96.0	97.0	98.0
Operator availability during peak periods (% response within 10 seconds)	98.6	93.0	94.0	95.0
Billing complaints (per thousand bills issued)	1.8	3.0	2.0	2.0
Minimum digitalization level of network (%)	98.9	85.0	95.0	99.0
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	97.0	96.0	97.0	98.0

(1)	For local and domestic long distance calls.

Anatel measures our performance in each state in which we operate individually. As a result, our performance in any particular state may not meet one or more quality performance targets even if our performance overall satisfies the targets set forth in the table. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more states. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Regulation of the Brazilian Telecommunications Industry—Quality of Service—General Plan on Quality.”

Fines and Penalties

Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million as well as potential revocation of the concessions. Failure to meet the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$40 million.

Interconnection

General rules regarding interconnection are described in the Regulamento Geral de Interconexão (“General Rules on Interconnection”), promulgated by Anatel. All operating companies providing public-interest services are required, if it is technically feasible to do so, to make their networks available for interconnection on a nondiscriminatory basis, whenever such a request is made by any other telecommunications provider. Anatel currently sets and adjusts the interconnection rates between two fixed-line networks as well as between fixed-line and wireless networks. Beginning in July 2004, Anatel will allow fixed-line and wireless network operators to freely negotiate interconnection rates, subject to a price cap imposed by Anatel.

Unbundling of Local Network

Anatel currently requires public regime regional fixed-line services providers to unbundle their network elements and services. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements, which may be purchased separately by a party requesting infrastructure sharing.

On May 12, 2004, Anatel set forth certain terms and conditions in which line sharing and full unbundling of our network will operate. Such conditions define price-caps for several recurring and eventual items under the line sharing system, including availability of the copper paid, which has been set at R$15.42/pair per month.

Rate Regulation

The concessions of the regional fixed-line companies and Embratel, including our concessions, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the price cap includes all of the services in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Other services covered by the price cap include long distance services and network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, monthly subscription fees and measured usage charges and for long distance services, which are determined based on five rates that vary based on the time of day and the distance between the call originator and the call recipient.

The initial price cap established by Anatel in the concessions was based on previously existing tariffs. The initial price cap is adjusted on an annual basis under a formula contained in the concessions. The formula allows two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation by multiplying the price cap by (1+y), where “y” represents the rate of inflation, which was measured by the IGP-DI Index until June 29, 2003 and currently is measured by the IPCA Index. See “Item 5. Operating and Financial Review and Prospects—Effects of Changes in Telecommunications Rates and Structure on Revenues and Expenses.” The K-factor is applied by Anatel to the tariffs of the regional fixed-line companies in order to provide an incentive to the regional fixed-line companies to increase their efficiency for the benefit of consumers of telecommunications services.

In the period from the year 2001 to December 31, 2005 (the last year of our current Concession Agreement), our tariffs and the other regional fixed-line companies will be adjusted downward, in real terms, as follows:

	K-Factor Annual Productivity Adjustments*
	2001	2002	2003	2004	2005
Fixed-line companies—local (services)	1%	1%	1%	1%	1%
Fixed-line companies—local (interconnection)	5%	10%	15%	20%	20%
Fixed-line companies—intra-regional long distance and long distance interconnection	4%	4%	4%	5%	5%

*	Beginning in 2006, new rules will define the productivity factor to be applied in the readjustment of tariffs in accordance with the Form of New Concession Agreement.

The tariffs for individual services within the basket may be increased to the extent that the weighted average increase for the entire basket of basic services does not exceed the index approved by Anatel. We may increase the tariff for any individual service in excess of the increase of the basket by up to 9% for local services and 5% for long distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments for the basket, so long as other prices are adjusted downward to ensure that the weighted average tariff increase does not exceed the inflation- and productivity-adjusted price cap.

We may also offer alternative plans in addition to the Basic Service Plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price cap.

Companies holding SMP licenses are allowed to freely price their wireless services provided they are linked to existing service plans authorized by Anatel. Price-caps are adjusted annually, based on the IGP-DI Index. The interconnection rates are also subject to price-caps fixed by Anatel and adjusted on an annual basis, up to July 2004, when these rates will start to be freely negotiated between the parties.

For information on our current tariffs and service plans, see “—Rates.”

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

A locality is considered “covered” when the covered area contains, at least, 80% of total urban area. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the PCS (Personal Communications System) license by Anatel.

In June 2002 we received authorization from Anatel to begin providing wireless telecommunications services. Our license to provide wireless telecommunications services is valid for fifteen years and may be renewed for another fifteen years. If the authorization is renewed, Oi will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.

Item 5. Operating and Financial Review and Prospects

Overview

Our results of operations are significantly affected by the following factors:

•	Brazilian political and economic environment and effects of inflation and foreign exchange rate fluctuation;

•	economic growth in Region I and its impact on demand for telecommunication services;

•	the cost and availability of loans and financing;

•	early attainment of the universal service targets set for completion in 2003 by Anatel and investments in new business segments;

•	rate readjustments; and

•	general trends of the telecommunications services industry.

Brazilian Political and Economic Environment and Effects of Inflation and Foreign Exchange Rate Fluctuation

We have been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably our operations have been impacted by the fluctuation of the real and the variations in interest rates by the Brazilian government in its efforts to control inflation.

During 2001, the real devaluated by 18.7% against the US dollar while the Brazilian Central Bank’s average interest rate (SELIC) was 19%. In 2002, the real devaluated by 52.3% and the interest rate was 25% by year-end 2002. Besides this, in 2002 various factors had a negative impact on the Brazilian economy including the uncertainties relating to the political and economic future of Brazil and the political and economic uncertainties in other South American countries including Argentina and Venezuela. These factors influenced the increased unpredictability of the markets in Brazil, the decreases in the ability to obtain credits and decreased investor confidence in the Brazilian market.

For the third consecutive year, the performance of the Brazilian economy in 2003 was fairly modest, almost without growth in GDP (Gross Domestic Product). The strong devaluation of the local currency, which began in the second half of 2002, followed by the increase of the inflationary index in the first half of 2003, caused the economic authorities to adopt restrictive economic measures, which resulted in a high SELIC interest rate, (which reached 26.5% per annum), impacting strongly the levels of economic activity, jobs, income and financial expenses of all economic agents.

National investors and, principally, international investors reduced their negative perception of the economy at the end of 2002 and the beginning of 2003 in proportion to the way the economy was directed towards maintenance of tax austerity, the balance of the public accounts and the ongoing fight against the increase of inflation.

The exchange rate (US Dollar) decreased to levels significantly lower than those of the end of 2002, to R$2.89 on December 31, 2003 (compared to R$3.53 on January 1, 2003). The inflation measured by the IGP-DI Index reduced from 26.4% per annum in 2002 to 7.7% in 2003, while the SELIC interest rate was reduced to 16.5% per annum in December 2003. The “country risk rate”, based on the EMBI (Emerging Markets Bond Index), decreased from 1,446 points on December 31, 2002 to 468 points on December 31, 2003, and the IBOVESPA index increased 97% in 2003.

2004 began more positively, where the internal macro-economic conditions associated with the recovery of the international market seem to be in favor of the return to normal levels of economic activity and to normal values of financial and real assets, which depreciated considerably in the past three years.

Our business is affected by the effects of these conditions. At December 31, 2003, 74.4% of our indebtedness was in foreign currency. Therefore, we typically hold derivative instruments for hedging purposes in order to limit certain of the negative impacts, mainly agreements to swap the foreign exchange rate variation to CDI interest rate variation.

The following table shows the GDP growth, the inflation rate, the US dollar exchange rate variation and the interest rate for the three-year period ended December 31, 2003.

	Year ended December 31,
	2001	2002	2003
GDP growth(1)	1.4	1.5	(0.2)
IGP-DI Inflation rate %(2)	10.4	26.4	7.7
IPCA Inflation rate %(3)	7.7	12.5	9.3
U.S. dollar exchange rate variation %(4)	18.7	52.3	(18.2)
SELIC Interest Rate %(4)	19.0	25.0	16.5

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(2)	Source: Fundação Getúlio Vargas
(3)	Source: Consumer Price Index—IBGE
(4)	Source: Brazilian Central Bank

Economic growth in Region I and its impact on demand for telecommunication services

For the third consecutive year, the performance of the Brazilian economy was modest, with virtually no GDP growth. The strong depreciation of the local currency, beginning in the second half of 2002, followed by the increased inflation indices during the first half of 2003, led the economic authorities to adopt a tight monetary policy.

Our growth and cash flow will be negatively effected if there is deterioration in the economic scenario, such as lower or no GDP growth. The decline in the economy and the growth of wireless subscribers were the main reasons the number of fixed-line telephones in service staying at the same level as last year.

In the wireless segment, Anatel published the total number of wireless subscribers (46.4 million) at December 2003, representing a growth rate of 32.9% for the year. Strong advertising and installment-payment plans for handset acquisition are the reasons for solid subscriber growth. The availability of installment payment plans is one of the major factors contributing to wireless subscriber growth and has generated greater sales volume. Customers are able to make payments of purchased handsets in up to ten installments. These plans do not pose a client credit risk to us because specialized financial institutions offer these plans directly to the clients, thereby assuming the credit risk of client default. Oi has been able to capture some 50% of all new wireless subscribers in Region I.

The cost and availability of loans and financing

Due to the Brazilian economic scenario during the first half of 2003, the basic interest rate (“SELIC”) reached a 26.5% annual level between February and May, with a significant adverse impact on financial costs for all economic agents. During the second half of 2003, investors’ perception of the economy improved, in part because inflation declined to 7.7% per annum, the real strengthened against the U.S. dollar to R$2.89, and SELIC interest rates fell to 16.5% in December 2003.

The average annual financial expenses of our loans and financing totaled 19.2% in 2003, of which 74.4% was in foreign currency. Approximately 96.4% of this foreign currency debt was altered by swap agreements, thus becoming subject to the CDI variations.

In December 2003, the Company carried-out its first issuance of notes in the foreign markets, with a principal amount of US$300 million, a ten-year term, prepayment option as of the fifth year, 8.25% yield per year, and coupon of 8% per year. This successful placement reinforces our solid image in international markets.

While there is a favorable environment for the recovery of the economy in 2004, it remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt. The Company is making efforts in order to decrease its total indebtedness.

Early attainment of the universal service targets set for completion in 2003 by Anatel and investments in new business segments

With the early attainment of the universal service targets established in the Concession Agreement with Anatel for 2003, in 2002 we started providing wireless telecommunications services, long distance inter-regional and international services, as well as nationwide operations in the corporate data market.

In order to attain these targets, we significantly increased our capital expenditures, maintenance and installation costs, as well as financial expenses due to the loans and financing obtained to accomplish these targets.

Our 2001 and 2002 results were also impacted by increases in capital expenditures and indebtedness caused by our expansion into wireless telecommunications services. In addition, we have been providing wireless telecommunications services since July 2002 and have expanded the operations of our contact-center segment since the last quarter of 2001, which have resulted in corresponding increases in personnel costs.

Our 2003 results were also impacted by a material expansion of our mobile network and by subscriber growth, as well as growth in our contact center segment.

Rate readjustments

Telecommunications service rates are subject to comprehensive regulation by Anatel. The concessions of the regional fixed-line companies provide for a price cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price cap mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. Interconnection charges are also adjusted annually.

On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long distance services and network usage as provided for in the Concession Agreement. The approved rate increases were equal to an average of 28.75% on local services, 24.85% on domestic long distance services and 10.54% on international long distance services. The rate adjustments applied to all telecommunications companies and gave rise to a number of judicial claims throughout Brazil questioning the adjustments. In light of the large number of claims and the different preliminary judgments rendered by the courts with respect to individual lawsuits, Telemar filed a motion with the Superior Court of Justice (Superior Tribunal de Justiça) to decide which court would be competent to decide this matter on a nationwide basis. The Superior Court of Justice made a preliminary determination that the Second Federal Court of Ceará (Segunda Vara Federal do Ceará) would be competent to issue a decision on a nationwide basis. On July 11, 2003, the Federal Judge in charge of the Second Federal Court of Ceará issued an injunction and provisionally ordered that, pending the court’s final ruling, rates were to be adjusted based on the accumulated IPCA Index variation over 12 months prior to May 2003 (amounting to an average increase of approximately 17.24%, approximately 12.8% lower than the rate adjustment that would have resulted from using the IGP-DI). Although such decision was still being challenged, on July 12, 2003, Telemar readjusted its rates downward according to the IPCA Index effective retroactively to June 29, 2003 in accordance with the decision.

On August 27, 2003, this injunction was voided by a final decision of the Superior Court of Justice, which stated that the Second Federal Court of the Federal District (Segunda Vara Federal de Brasília) was the only competent court to decide the issue on a nationwide basis.

On September 11, 2003, the Second Federal Court of the Federal District issued a new injunction stating that the rate adjustment should be based on the IPCA Index and not the IGP-DI Index as set forth in the concession agreements of the regional fixed-line telecommunications companies. All of the incumbent fixed-line telecommunication companies have filed appeals against such decision to apply the rate adjustmnent based on the IPCA Index. No final ruling has yet been rendered in this matter. See “Item 8. Legal Proceedings—Tax and Administrative Proceedings—Anatel Rate Adjustment Dispute.”

Anatel also authorized an average increase of 25.8%, valid as of February 2003, in the maximum interconnection rates charged by the wireless operators in Region I. At December 2003, these maximum authorized rates, which we pay to wireless operators to complete calls from our fixed-line and wireless units to wireless units in their network, range from R$0.3192 per minute to R$0.3902 per minute, net of indirect taxes.

On June 27, 2003, Anatel announced tariff increases for the use of the TU-RL (“Tarifa de uso de rede local”—Tariff for use of the local network) network of 14.34% and TU-RIU (“Tarifa de uso de rede interurbana”—Tariff for use of the interurban network) of 24.85%. These rate increases have also been adjusted downward to comply with court decisions to 3.07% and 12.55%, respectively.

The tariffs of wireless services can be adjusted every 12 months, at the request of Oi, after the required confirmation by Anatel. On July 16, 2003, Oi adjusted, on average, the tariffs for the services of the basic postpaid plan by 14% and of the basic prepaid plan by 9%. Approximately 17% of postpaid and 18% of prepaid subscribers are in basic plans.

General trends of the telecommunications services industry

Since the privatization, huge capital expenditures have been made to expand our local “last-mile” fixed-line network, mainly in order to attain Anatel’s universal service targets. However, the new fixed-lines in service are in low-income areas, reducing our return on invested capital. The following table demonstrates the estimated penetration of fixed-line services per economic class, compiled by the Associação Brasileira das Prestadoras de Serviço Telefônico Fixo Comutado (ABRAFIX) (Brazilian Association of PSTN Companies).

	1998	2001
A (Higher)	94%	98%
B	79%	95%
C	35%	74%
D/E (Lower)	10%	44%

(According to ANEP—Associacão Nacional de Empresas de Pesquisa 2001 figures, there are 7 income classes, as follows, with their respective average monthly income: A1—R$7,793; A2—R$4,648; B1—R$2,804; B2—R$1,669; C—R$927; D—R$424; and E—R$207)

In 1998, according to Anatel, Brazil had 20.0 million fixed-line telephones in service and by the end of 2003 there were 39.2 million. Meanwhile, according to Anatel, the number of wireless subscribers increased from 7.4 million in 1998 to 46.4 million in 2003, according to Anatel. We are observing a decrease in the growth of the fixed-line telecommunications services, while the wireless telecommunications services segment of our industry is demonstrating a constant increase. The growth of the wireless telecommunications services industry is an important issue worldwide. We are aware of the necessity to invest in our wireless telecommunications services segment in order to be able to increasingly offer fixed-line, wireless and data transmission services as an integrated business.

We do not expect future material increases in the number of installed fixed-lines and revenues from local fixed-line telecommunications services; however, we do expect an increase in revenues from wireless, long distance and data transmission services. Through owning both wireless and fixed-line telecommunications services networks we will be able to minimize interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls.

Until February 1999, we were the only authorized provider of local fixed-line and intrastate telecommunications services in Region I. In February 1999, two licenses were auctioned to permit competitors to provide local fixed-line and intra-regional long distance telecommunications services in Region I. In July 1999, we were authorized and began to provide interstate long distance services between the states in Region I. By March 2002, we attained our universal service targets of December 31, 2003, and were authorized to provide inter-regional and international long distance services in our region. Since July 2002, we are providing these services, and are particularly interested in providing inter-regional long distance services between Region I and Region II and Region III.

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

Presentation of Information

The following discussion of our consolidated financial condition and results of operations for the three-year period ended December 31, 2003 should be read in conjunction with the Consolidated Financial Statements, which are included at the end of this annual report.

The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from US GAAP. See Note 34 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and US GAAP, Note 35 for a net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP for the years ended December 31, 2001, 2002 and 2003, Note 36 for a shareholders’ equity reconciliation as of December 31, 2002 and 2003 and Notes 37, 38 and 39 for presentations of statements of operations, changes in shareholders’ equity and additional disclosures prepared in accordance with US GAAP.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 (f) to the Consolidated Financial Statements included in this annual report. In preparing the Consolidated Financial Statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operations and financial condition may differ from those set forth in the Consolidated Financial Statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of our critical accounting policies relating to:

•	Revenue recognition and accounts receivable;

•	Provision for doubtful accounts;

•	Depreciation of property, plant and equipment;

•	Contingencies; and

•	Derivatives.

Revenue recognition and accounts receivable

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectibility and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for products delivered and the collectibility of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, we rely upon revenue recognition measurement guidelines in accordance with rules issued by Anatel.

Revenues from the usage of our network are recorded based on a formal document of declared traffic and service rendered, the Documento de declaração de tráfego e prestação de serviço (“DETRAF”), issued by an outsourced clearing house. Although the DETRAF provides a methodology for determining network usage, there is extensive negotiation and debate among operators regarding values, volumes and who has the rights to certain revenues. In many cases, the Company decides to register and maintain accounts receivable based upon information obtained in the course of discussions with other parties, from the opinions of legal counsel, and from matters discussed with Anatel.

Accounts receivable from telecommunication services are valued by applying the rates on the date the service is rendered. These receivables also include credits for services rendered but not yet billed, up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month. The related taxes are determined similarly and accounted for on the accrual basis.

Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.

The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of possession. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.

Provision for doubtful accounts

The provision for doubtful accounts is stated at an amount that we consider sufficient to cover any probable losses on realization of accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the provision is consistent with our billing and collection process.

This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions we take to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due, and increasing progressively thereafter, as follows:

Outstanding Bills	Service Restriction/Collection Process	% Loss Provided For
Over 30 and up to 60 days	Restriction to make calls
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut off after 15 day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

We include government entities, corporate clients and other telecommunications service providers in the calculation basis of the provision. We have also entered into agreements with certain clients to collect past-due accounts, including agreements allowing clients to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the provision established.

Depreciation of property, plant and equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, principally five to ten years for network and equipment, ten years for furniture and fixtures and ten years for hardware and software. Depreciation rates are adjusted, and may vary between fixed-line, wireless and data segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Maintenance and repair costs are capitalized when, according to management’s judgement, such maintenance or repair increased installed capacity or useful life. We have not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2003, since these costs do not represent an actual increase of useful life.

Contingencies

The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Such contingencies include the legal proceedings discussed in Note 24 of the Consolidated Financial Statements.

Except if otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as we do currently, based on our assessment of the risk of loss at each preparation date of the financial statements. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable.” Provisions recorded by us on our financial statements in connection with such proceedings reflect reasonably estimable losses as determined by our management on the basis of legal advice in accordance with the Brazilian GAAP and US GAAP. As discussed in Note 1 (f) to our Consolidated Financial Statements, we record as a liability our estimate of the costs of resolution of such claims when we consider loss of our claim probable. It is possible that our assumptions and therefore estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all law suits involving TNL and the subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: the value involved, risk, loss expectation, progress status, external legal counsel responsible, etc.

Labor claims. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees. These relate principally to hazardous work conditions premium, equalization of salary scales, salary differences, overtime, claims from outsourced personnel and other matters. Our management estimates the potential losses on outstanding labor claims based on the opinion of external legal counsel regarding the likelihood of unsuccessful outcome. The amounts of with a probable loss expectation’s claims are valuated by external accounting offices, and we record provisions for these losses that are considered as probable.

Tax claims. The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. We are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. The tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 24 to our Consolidated Financial Statements. We record provisions for probable losses in connection with these claims based on the opinion of external legal counsel and are based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe that such proceedings, which we have recorded as probable losses, if decided in a manner that is adverse to us, will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Civil claims. We are currently involved in many claims brought by Embratel regarding issues related to former resellers of pre-paid calling cards, claims for Small Claims Courts, subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel regarding the probable outcome and estimated value involved.

Unrecognized exposures. We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered as probable. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$5,100.9 million and R$710.3 million, respectively, as of December 31, 2003. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel.

At the moment, we do not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over tax credits, etc. Nevertheless, we periodically verify our past and present tax procedures, in light of recent tax decisions in Brazilian courts.

Derivatives

We employ financial risk management strategies using a variety of derivatives, including cross currency interest rate swaps, forwards and options. Our financial risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. We do not enter into derivatives transactions for any other purposes.

The principal foreign exchange risk we face arises from incurring part of our indebtedness and capital expenditures in foreign currency while our revenues are earned almost entirely in reais. As a result of this mismatch, increased revenues may not compensate for increases in our financing expenses or capital expenditures arising from currency fluctuations. At December 31, 2003, R$9,048.5 million (R$7,410.9 million at December 31, 2002), representing, 74.4% (68.8% at December 31, 2002) of our total indebtedness (including debentures) was denominated in foreign currency (US dollars, Japanese Yen and a basket of currencies determined by BNDES). As of December 31, 2003 the results of outstanding swap agreements recorded as indebtedness in foreign currency, showed a loss (thus increasing the foreign currency indebtedness) of R$852.2 million and a gain (thus reducing the foreign currency indebtedness) of R$1.445.4 million as of December 31, 2002. Under US GAAP the results of the derivatives, such as the swap agreements are recognized at fair value calculated at year-end, altering significantly the net income (loss) of these years. These loans and financing totaled US$3,131.8 million and US$2,097.4 million at December 31, 2003 and 2002, respectively.

Consequently, we are exposed to foreign currency exchange rate risks that may adversely affect the results of operations and financial position, as well as our ability to meet our debt obligations. Appreciation of the real resulted in exchange gains on foreign-currency indebtedness of R$1,525.3 million in 2003 (R$2,551.8 million in 2002—loss). Net of hedging results, the losses totaled R$824.1 million in 2003 and R$876.4 million in 2002. Under US GAAP the results of derivative transactions are accounted by Financial Accounting Standard (“FAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” resulting in gains of R$1,475.3 million in 2003 and R$204.8 million in 2001, respectively and a loss of R$1,401.3 million in 2002.

We have used derivatives contracts (swaps, options and forwards) to limit the risk of increases in our liabilities (expressed in reais) on our foreign currency debt as a result of currency fluctuations. The majority of the derivatives contracts consist of currency swaps under which an obligation denominated in foreign currency is exchanged for a real-dominated obligation bearing interest at the CDI rate. The gain (loss) of swap transactions recorded under Brazilian GAAP reducing or increasing the foreign currency indebtedness will be effective if we maintain these agreements until their maturity, in disregard of the fair-value at the year-ended.

On December 31, 2003, we had loans and financing subject to floating interest rates, which totaled 81.3% of our total debt, based on the Brazilian long-term interest rate (TJLP), CDI rates and inflation based price index rates (IGP-M), in the case of real-denominated debts, and based on LIBOR, in the case of US dollar-denominated debts. As of December 31, 2003, we had derivative agreements in order to swap obligations under contracts bearing interest of LIBOR plus 0.75% to 6.6% per annum, which totaled 53.8% of our total debt, to fixed rates, reducing our exposure to changes in LIBOR to 36.8% of our total debt and our exposure to floating interest rates in total to 64.3% of our total debt.

Results from cross currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract. Gains on “options” and “forward” contracts are recorded as a reduction in interest expense only when they are realized at the time the contracts expire, while unrealized losses are recorded currently against income. Under the options contracts, which relate to the purchase and sale of US currency, we pay for and receive premium upon signing the option contract. The premiums are recorded in the results for the year on the accrual basis from the date of signing through the contract maturity.

As of January 1, 2001, we are applying SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” for reconciliation purposes of Brazilian GAAP to US GAAP. Since our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, we eliminate the gains and losses of derivative contracts not yet financially realized in the US GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses due to foreign exchange rate variations. As an example, our financial results for the years ended December 31, 2002 and 2003, respectively, were impacted by a devaluation of 52.3% and an appreciation of 18.2% of the US dollar exchange rate variation, respectively, due to long-term indebtedness in foreign currency. While the exchange rate variations affect our indebtedness and our financial results, gains and losses of these derivative contracts (swaps, options and forwards) are mostly not recognized, generating a loss of R$1,401.3 million and a gain of R$1,475.3 million, respectively, in the US GAAP income statements for the years ended December 31, 2002 and 2003.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, because some of these contracts will become due for significant periods of time potentially affecting interest income and expenses.

Statements of Operations for 2001, 2002 and 2003

The following table sets forth the components of our statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2001	2002	2003	2001-2002	2002-2003
	(millions of reais)(1)
Net operating revenue	10,103.1	11,874.0	14,002.8	17.5	17.9
Cost of services and products sold	(6,806.6)	(8,200.9)	(8,684.5)	20.5	5.9
Gross profit	3,296.5	3,673.1	5,318.3	11.4	44.8
Operating (expenses) income, net	(2,666.2)	(2,201.6)	(2,780.2)	(17.4)	26.3
Operating income before interest(2)	630.3	1,471.5	2,538.1	133.5	72.5
Financial income	494.4	384.5	567.4	(22.2)	47.6
Financial expenses	(918.8)	(2,408.6)	(2,672.9)	162.1	11.0
Operating income (loss)(2)	205.9	(552.6)	432.6	(368.4)	178.3
Net non-operating income (expense)	(2.1)	28.5	(68.6)	(1,457.1)	(340.7)
Employees’ profit share(3)	(28.4)	(130.9)	(118.4)	360.9	(9.5)
Income (loss) before taxes and minority interests	175.4	(655.0)	245.6	(473.4)	(137.5)
Income tax and social contribution	21.7	371.3	112.6	1,611.1	(69.7)
Minority interests	(56.7)	(131.9)	(145.5)	132.6	10.3
Net income (loss)	140.4	(415.6)	212.7	(396.0)	(151.2)

(1)	Columns may not add due to rounding.
(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.
(3)	Under Brazilian GAAP, employees’ profit share is presented after operating income.

Comparison of Revenues in 2001, 2002 and 2003

The following table sets forth the components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended December 31,			% Change
	2001	2002	2003	2001-2002	2002-2003
	(millions of reais)(1)
Gross operating revenues:
Fixed-line services:
Local services:
Monthly subscription fees	3,606.8	4,581.1	5,309.0	27.0	15.9
Fixed-to-mobile calls VC1	2,680.5	2,753.7	2,948.2	2.7	7.1
Pulses—measured services	2,026.5	2,247.2	2,598.1	10.9	15.6
Collect call revenues	112.1	124.9	128.1	11.4	2.6
Installation charges	359.5	141.2	79.2	(60.7)	(43.9)
Other local services	7.2	3.4	4.7	(52.8)	38.2

Total local services	8,792.6	9,851.5	11,067.3	12.0	12.3
Long distance services:
Intrastate	835.1	1,110.6	1,402.3	33.0	26.3
Fixed-to-mobile calls VC2 and VC3	459.3	482.1	610.1	5.0	26.6
Interstate	274.0	399.9	569.3	45.9	42.4
Interregional		58.8	300.9		411.7
International		14.9	80.9		442.3

Total long distance services	1,568.4	2,066.3	2,963.5	31.7	43.4
Other fixed-line services:
Public telephones	570.4	668.9	808.4	17.3	20.9
Value-added services	257.8	302.5	422.8	17.3	39.8
Advanced voice	177.6	259.5	241.5	46.1	(6.9)

Total other fixed-line services	1005.8	1,230.9	1,472.7	22.4	19.6

Total fixed-line services	11,366.8	13,148.7	15,503.5	15.7	17.9
Remuneration for the use of the fixed-line network:
Use of fixed-line to fixed-line network	1,251.2	1,248.9	1,022.9	(0.2)	(18.1)
Use of mobile to fixed-line network	244.2	248.4	234.3	1.7	(5.7)

Total use of the fixed-line network	1,495.4	1,497.3	1,257.2	0.1	(16.0)

Mobile telephone services:
Sales of handsets and accessories		388.0	598.4		54.2
Originating calls		33.3	287.7		763.4
Monthly subscription fees		20.8	191.1		818.8
International roaming		8.1	52.3		546.7
Additional services		5.1	42.7		737.3
National roaming		0.5	11.4		2,180.0

Total Mobile Telephone Services		455.8	1,183.6		159.7

Remuneration for use of the mobile network:
Use of mobile-mobile network		20.2	108.4		436.6
Use of fixed-line to mobile network		7.2	62.0		761.1

Total use of the mobile network		27.4	170.4		521.9

Data transmission services (fixed-line):
Dedicated digital line services—SLD	275.4	275.6	345.3	0.1	25.3
Industrial dedicated line services—EILD	344.3	373.3	291.5	8.4	(21.9)
IP services	54.8	92.0	207.0	67.9	125.0
Data transmission services	64.8	87.3	134.2	34.7	53.7
Asymmetric Digital Subscribers Line—ADSL (“Velox”)	6.6	33.1	128.1	401.5	287.0
Other data services	41.4	44.5	77.9	7.5	75.1

Total data transmission services	787.3	905.8	1,184.0	15.1	30.7

Contact center	6.6	46.1	93.8	598.5	103.5

Other services	3.4	10.3	34.4	202.9	234.0

Total gross operating revenue	13,659.5	16,091.4	19,426.9	17.8	20.7
Value added and other indirect taxes	(3,466.3)	(4,071.1)	(5,241.5)	17.4	28.8
Discounts and sales returns	(90.1)	(146.3)	(182.6)	62.4	24.8

Net operating revenue	10,103.1	11,874.0	14,002.8	17.5	17.9

Financial highlights by business segment

The table on the following page sets forth the financial highlights by business segment for the years ended December 31, 2003 and 2002. As of 2002, with Oi’s (mobile segment) start-up, we have internally segmented our business analysis and results between fixed-line, mobile and contact center, with separate presentations of actual results, budgets, targets, and business plan.

In the consolidated financial statements for the year ended December 31, 2003, prepared in accordance with Brazilian GAAP (filed with the CVM on January 30, 2004), we disclosed TNext (IDC segment) together with the contact center segment. For purposes of this Form 20-F and the consolidated financial statements elsewhere herein, we have included the IDC segment as “other segments.” There should not have been any GAAP difference in the segmentation, however the disclosure in this form 20-F has been considered correct after internal discussions and analysis. Even though the IDC segment is not relevant, we decided to make this change to provide better business analysis.

In June and July 2002, we began offering inter-regional and international long distance services and Oi began offering wireless telecommunication services upon Anatel’s certification that we had met our network expansion and universal service targets set for December 31, 2003 ahead of schedule.

In order to achieve the targets, we carried out a comprehensive investment program, which resulted in the installation of 5.3 million lines in 2001. This number is similar to the number of lines that were installed from 1997 to 2000. This growth in line installations produced a substantial increase in our revenues, operating costs, selling expenses and capital expenditures in 2001. Because we had met our 2003 network expansion targets by the end of March 2002, our capital expenditures for 2003 and 2002 were significantly lower than in 2001, and we expect our capital expenditures in 2004 to continue at levels similar to those of 2003.

	Fixed-line telephone		Mobile telephone		Contact Center		Other segments and holding		Intercompany eliminations		Consolidated
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Gross operating revenue:
Local services	9,851.5	11,067.3	54.1	478.8							9,905.6	11,546.1
Non-local services	2,066.3	2,963.4									2,066.3	2,963.4
Remuneration for use of the network	1,504.0	1,303.5	73.5	488.5					(52.7)	(364.4)	1,524.8	1,427.6
Sale of handsets and accessories			388.0	598.4							388.0	598.4
Data transmission	967.8	1,146.2					147.2	414.7	(209.2)	(376.9)	905.8	1,184.0
Contact center					228.2	448.0			(182.1)	(354.2)	46.1	93.8
Other revenues	1,235.7	1,518.5	13.7	106.4			11.9	11.0	(6.5)	(22.3)	1,254.8	1,613.6

	15,625.3	17,998.9	529.3	1,672.1	228.2	448.0	159.1	425.7	(450.5)	(1,117.8)	16,091.4	19,426.9
ICMS and other indirect taxes	(3,988.7)	(4,940.8)	(80.9)	(284.4)	(16.5)	(37.3)	(10.9)	(38.9)	25.9	59.9	(4,071.1)	(5,241.5)
Discounts and sales returns	(124.1)	(132.6)	(22.2)	(43.5)				(6.5)			(146.3)	(182.6)

Net operating revenue	11,512.5	12,925.5	426.2	1,344.2	211.7	410.7	148.2	380.3	(424.6)	(1,057.9)	11,874.0	14,002.8
Costs of goods sold:
Interconnection	(2,401.0)	(2,779.3)	(21.0)	(111.7)				(6.1)	52.8	366.0	(2,369.2)	(2,531.1)
Depreciation	(3,297.8)	(2,862.8)	(84.6)	(281.1)	(7.8)	(13.9)	(15.8)	(40.2)			(3,406.0)	(3,198.0)
Costs of handsets and accessories			(414.7)	(740.9)							(414.7)	(740.9)
Other	(1,637.1)	(1,843.9)	(127.1)	(290.6)	(173.3)	(320.9)	(190.3)	(132.0)	116.8	372.9	(2,011.0)	(2,214.5)
Selling expenses:
Third party services and marketing	(720.4)	(1,060.9)	(162.2)	(278.8)	(2.1)	(2.3)	(1.3)	(123.9)	324.7	628.1	(561.3)	(837.8)
Provision for doubtful accounts	(614.0)	(534.9)	(1.8)	(59.7)	(0.1)	(0.3)	(0.1)	(2.7)			(616.0)	(597.6)
Other costs	(230.7)	(250.6)	(17.2)	(53.1)	(1.7)	(1.6)	(2.9)	(1.5)	0.5	3.6	(252.0)	(303.2)
Administrative expenses	(765.8)	(693.2)	(52.5)	(107.3)	(17.3)	(22.2)	(70.2)	(39.9)	69.1	7.3	(836.7)	(855.3)
Net financial interest (expense)	(1,460.2)	(1,330.1)	(401.6)	(858.0)	(6.9)	2.6	(155.4)	80.0			(2,024.1)	(2,105.5)
Other operating income (expenses), net	162.0	(134.2)	19.6	280.8	(0.9)	(1.7)	(167.2)	(125.4)	(83.6)	(280.4)	(70.1)	(260.9)
Other non-recurring extraordinary	153.2										153.2
Net income (loss) for the year	698.0	794.5	(738.3)	(873.8)	0.9	93.6	(515.6)	726.0	139.4	(527.6)	(415.6)	212.7
Accounts receivable	2,526.0	3,232.2	291.2	367.9	25.8	26.7	119.8	71.0	(323.5)	(164.3)	2,639.4	3,533.5
Property, plant, equipment, net	14,310.6	12,164.4	1,913.0	2,246.0	79.0	105.5	540.3	384.4			16,842.9	14,900.3
Loans and financing	4,562.8	8,731.2	2,632.3	18.3			4,231.9	5,093.1	(1,973.7)	(2,905.7)	9,453.3	10,936.9

Fixed-line services (Telemar)

Local services

Our gross revenues from local services increased 12% from R$8,792.6 million in 2001 to R$9,851.5 million in 2002. The growth of our revenue from local services in this period resulted primarily from a 10.3% increase in the average number of lines in service, from 13.6 million in 2001 to 15.0 million in 2002, and also from a 14.4% increase in monthly subscription fees and a 15% increase in non residential subscription fees as of June 2002. The 9% reduction in the number of canceled lines, from 3.2 million in 2001 to 2.9 million in 2002, also contributed to the increase in revenues. During 2002, we focused on customer relationships to reduce cancellations on account of non-payment, by developing consumer educational products.

In 2003, our revenues from local services increased 12.3%, totaling R$11,067.3 million. The growth in revenue from local services in this period resulted primarily from a 17.2% increase in monthly subscription fees as of June 2003. We have seen a reduction in local traffic mainly in fixed-to-mobile calls (VC1), as a consequence of clients perception of the higher costs involved in this service, as well as corporate plans of the mobile operators reducing the prices of mobile-to-mobile calls within the same region.

Installation charges. Our revenues from installation charges decreased 60.7% from R$359.5 million in 2001 to R$141.3 million in 2002. This decrease was principally due to a 40.4% reduction in the number of new lines installed during the year and the partial-year effect of a 40% reduction, instituted in June 2002, in the per-line installation charge.

In 2003, revenues from installation charges decreased by 43.9% to R$79.2 million. This decrease resulted principally from a 16.7% decrease as of June 2003 in the per-line installation charges, from R$43.6 in 2002 to R$36.3 in 2003. The number of new lines installed declined 12.9% from 3.1 million in 2002 to 2.8 million in 2003.

These reduction in the per-line installation charges are consequence of the cost reduction following the recent network expansion. These reductions permit us to balance the maximum increase of the basic service basket, which is regulated by Anatel.

Monthly subscription fees. Our revenues from monthly subscription fees increased by 27% from R$3,606.8 million in 2001 to R$4,581.1 million in 2002. The increase was due principally to a 10.3% increase in the average number of lines in service in 2002 as well as to the partial-year effect of a 13.5% increase in subscription fees that went into effect in late June 2002.

In 2003, our revenues from monthly subscription fees increased 15.9% to R$5,309.0 million, due principally to the partial-year effect of a 17.2% increase in these fees as of June 2003.

VC1 services. Revenues in this category consist of charges for the calls from fixed-line to mobile telephones, which are billed per minute at different tariffs depending on the location of the calling party and the distance of the call. Calls within the same registration area (generally the same city) are billed at the lowest tariff (VC1) and accounted for as local services. Calls to a different city within the same state, which are billed at a higher tariff (VC2), and interstate calls, billed at an even higher tariff (VC3), are accounted for as long distance services. Approximately 90% of our fixed-line to mobile traffic consists of VC1 calls. See “Item 4. Information on the Company—Rates—Fixed-to-Mobile Rates.”

Revenues from fixed-line to mobile VC1 calls increased 2.7% from R$2,680.5 million in 2001 to R$2,753.8 million in 2002, due principally to an average tariff increase of 9.9% in February 2002, which was partially offset by a 7.3% decrease in the volume of traffic, to 5,904.8 million minutes, attributable to Telemar’s campaigns to educate our clients about the higher cost of placing calls to mobile telephones.

In 2003, revenues from VC1 calls increased 7.1% to R$2,948.2 million, due principally to an average tariff increase of 24.7% in February 2003, which was partially offset by a 16.3% decrease in the volume of traffic, to 4,943.6 million minutes.

Pulses—measured services. Pulse-based revenues increased 10.9%, from R$2,026.5 million in 2001 to R$2,247.2 million in 2002, due principally to the partial-year effect of an average tariff increase of 9.7% as of June 2002, and another 5.5% increase in the average volume of pulses, which totaled 22,998 million pulses in 2002.

In 2003 pulse-based revenues increased by 15.6% to R$2,598.1 million, due principally to the partial-year effect of an average tariff increase of 17.2% as of June 2003, which was partially offset by a 1.5% decrease in the volume of traffic, to 22,586 million pulses in 2003. The traffic decrease is similar to the decrease of lines in service.

Collect-call revenues. Local collect-call revenues grew 11.4% in 2002 to R$124.9 million from R$112.1 million in 2001, due mainly to the expansion of the pre-paid mobile client base in Region I and the partial-year effect of a 12% tariff adjustment effective as of June 2002.

In 2003 collect call revenues grew 2.6% to R$128.1 million, due mainly to the partial-year effect of a 17.2% tariff adjustment effective as of June 2003, which was offset by a 15.6% decrease in the volume of traffic, to 712 million minutes.

The decreases in the volumes of collect calls are usually associated with increase in the number of prepaid mobile phones and many clients’ request to block incoming collect calls.

Other local services. Revenues from other local services consist primarily of charges for special services such as changes of address and installation of additional telephones on the same, existing line, as well as equipment rental. Revenues from other local services decreased 52.8% from R$7.2 million in 2001 to R$3.4 million in 2002. This decrease was mainly due to a reduction in revenues from equipment rentals. In 2003, revenues from other local services increased 38.2% to R$4.7 million due to the 17.24% rate increase for change of address services on June 27, 2003, as well as increased demand for this service corresponding to a higher connectivity volume and greater awareness by customers of their ability to maintain the same number following a change of address.

Long distance services

Gross revenues from long distance services increased 31.7% in 2002, from R$1,568.4 million in 2001 to R$2,066.3 million in 2002, due principally to a 14.6% increase in traffic, the partial-year effect of an average tariff increase of 8.8% in June 2002 and the effect on our revenues of the start-up of interregional and international long distance services, beginning in July 2002.

In 2003 revenues from long distance services increased 43.4% to R$2,963.4 million, due to an increased gain of interstate market-share in Region I, full-year period of interregional and international services in 2003 compared to six-month period of 2002 and the partial-year effect of an average tariff increase of 14.4% in June 2003.

The requirement for mobile clients to choose a long distance operator’s access codes (our access code is “CSP 31”) (see “Item 4. Information on the Company—Our Operations”) also helped boost revenues from long distance, affecting all segments of domestic long distance services. These revenues totaled R$144.6 million in 2003 versus R$23.5 million in 2002. During 2002 only the GSM operators (TIM and Oi) were required to choose an access code.

Intrastate long distance. Revenues from intrastate long distance calls increased 33% in 2002, from R$835.1 million in 2001 to R$1,110.6 million in 2002, due to the partial-year effect of an average 14.4% tariff increase in June 2002 and a 18.0% increase in traffic resulting primarily from an estimated increase of 10% in market share.

Revenues from intrastate long distance increased 26.3% in 2003 to R$1,402.3 million, due principally to a 2.5% increase in traffic and the partial-year effect of an average 17.2% tariff increase in June 2003.

Interstate long distance. Revenues from interstate long distance services increased 45.9%, from R$274.0 million in 2001 to R$399.9 million in 2002, due mainly to a 24.3% increase in traffic and the partial-year effect of an average 8.8% rate increase in June 2002.

In 2003, revenues from interstate long distance increased by 42.4%, from R$399.9 million in 2002 to R$569.3 million, due mainly to a 24.3% increase in total traffic and the partial-year effect of an average 14.4% rate increase in June 2003.

VC2 and VC3 services. Revenues from VC2 and VC3 calls from fixed-line to mobile units services increased 5.0% from R$459.3 million in 2001 to R$482.1 million in 2002, due principally to an average tariff increase of 9.9% in February 2002, which was partially offset by a 1.3% decrease in traffic.

In 2003, revenues from VC2 and VC3 calls increased 26.6%, to R$610.1 million, due mainly to an average tariff increase of 24.7% in February 2003 and also to a 5.4% increase in traffic.

Inter-regional. We started providing inter-regional long distance services on July 20, 2002. These revenues increased 411.7% from R$58.8 million from the partial year in 2002 during which such services were provided to R$300.9 million in 2003 basically due to a 705.8% increase of the volume of traffic from 102.4 million of minutes in 2002 to 825.1 million of minutes in 2003.

International. Through the use of CSP 31 and the license acquired by Oi, we began offering international long distance services in Region I on July 6, 2002. These revenues increased 443.0% from R$14.9 million in 2002 to R$80.9 million in 2003 mainly due to a 900.0% increase of the volume of traffic from 4.8 million of minutes in 2002 to 48.0 million of minutes in 2003.

Other fixed-line services

Public telephones. Revenues from the use of public telephones increased 17.3% from R$570.4 million in 2001 to R$668.9 million in 2002. This increase was due to the partial-year effect of the 8% tariff increase in June 2002. In addition, sales of public telephone cards increased by 6.7%, reflecting improved distribution of telephone cards and higher usage of our access code (“CSP 31”), for long distance calls. Actions taken by Telemar to fight fraud, in particular in long distance calls, also contributed to this better performance.

In 2003, revenues from the use of public telephones increased 20.9% to R$808.4 million, due mainly to the full-year effect of a 8% tariff increase in June 2002 and the partial-year effect of the 17.2% increase in June 2003, which was partially offset by a 4.6% decrease in the number of telephone cards sold. The increasing number of mobile phones, especially pre-paid, has been reducing the use of public telephones.

Advanced voice services. Advanced voice services consist of “0300,” “0500” and “0800” services providing businesses a number with agreed fees, which may be charged to the caller or to the client. Revenues from these services increased 46.1%, from R$177.6 million in 2001 to R$259.5 million in 2002, due to marketing campaigns and promotions to increase usage and the increase in the average number of lines in service.

In 2003 these revenues totaled R$241.5 million, representing a 6.9% decrease compared to 2002, mainly due to lower volumes caused by increased competition in our region.

Value-added Services. Value-added services consist primarily of services such as directory assistance, caller ID, call waiting, voice mail and call forwarding. Revenues from value-added services increased 17.3%, from R$257.8 million in 2001 to R$302.5 million in 2002, due primarily to an increase in the number of calls to our “102 information (directory assistance) center.”

In 2003 these revenues increased 39.8% to R$422.8 million, due principally to an increase in the demand of call blocking (incoming collect calls, outgoing long distance or fixed-to-mobile) and caller ID services and voice mail, influenced by marketing campaigns included in our invoices.

Remuneration for the use of the network

Remuneration for the use of the network is charged depending on the volume of usage of our local and long distance network, and therefore, raises with increases in our market-share and customer base of both fixed-line and wireless competitors. The increase of long distance market share reduced our revenues for the use of our network.

We have been receiving network usage fees from wireless operators and, since April 1998, from Embratel and other fixed-line service providers. The growth of wireless telecommunications resulted in substantial growth of network usage revenues in 2001 and 2002. However, long distance traffic, with the increased usage of our access code “CSP 31” has negatively impacted our network usage revenues in 2003 in favor of long distance revenues. The overall impact on our results is positive.

Fixed-line network use

Revenues relating to fixed-line network use includes revenues received from other telecommunication operators for the use of our fixed-line network in completing local and long distance calls, as well as, up to June 2001, the “PAT,” a supplemental per-minute charge that we received from Embratel in order to reduce the impact of the termination of the revenue-sharing arrangement with Embratel. See “Item 4. Information on the Company—Our Operation—Network Usage Services.”

Use of fixed-line to fixed-line network. Revenues from use of fixed-line to fixed-line network decreased 0.2% from R$1,251.2 million in 2001 to R$1,248.9 million in 2002, due to the final phase-out of the PAT (R$18.6 million in the first half of 2001), as well as to a decrease in traffic in our network as our long distance competitors made investments in their own networks. With these investments, our competitors have increased their points of presence in Region I, thereby reducing the demand for the use of our network. In 2002 there was also a delay in the tariff increase conceded by Anatel, and only in December 2002 were we allowed an increase of 1.7% in the local network usage and 5% in the long distance usage tariff.

In 2003 use of fixed-line to fixed-line network revenues decreased 18.1% to R$1,022.9 million, due mainly to a 16.7% decrease in traffic in our network, which was offset by a partial-year effect of an average tariff increase of 8.2% in June 2003. In addition, the decrease of this revenue was due to growth of the long distance traffic with the usage of our access code “CSP 31” and consequently market-share, as mentioned priorly.

Use of mobile-to-fixed-line network. Revenues in this category consist primarily of amounts paid by wireless telephone service providers for the use of our network for completing calls initiated on their networks. Such revenues increased 1.7%, from R$244.2 million in 2001 to R$248.4 million in 2002, due to the full-year effect of the 8% tariff increase in June 2001 which was almost completely offset by a decrease in traffic.

In 2003 revenues from use of mobile-to-fixed-line network decreased 5.7% to R$234.3 million, due to a 5.4% decrease in traffic in our network, which was offset by the partial-year effect of the 8.2% tariff increase in June 2002. The decline in such revenues was also influenced by Oi’s achievement, in December 2003, of an approximately 18.4% share of the wireless services market in Region I, resulting in conquering part of other wireless operators revenues, because Telemar’s revenues charged to Oi’s revenues are eliminated upon consolidation.

Mobile telephone services (Oi)

Wireless services grew strongly throughout 2003, with gross revenues of R$1,354.1 million, including R$598.4 million in sales of handsets and accessories. Revenues from wireless telephone services operations accounted for 7.0% of gross consolidated revenues.

Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

Tariffs vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges.

Oi’s average number of users grew from 594,000 in 2002 to 2.42 million in 2003, and totaled 3.89 million at December 31, 2003. Of this total, approximately 83% were users of prepaid plans and 17% of postpaid plans, with an average revenue per user (ARPU) in 2003 of R$29.89.

ARPU is calculated by considering the revenues obtained from the sales of handsets and accessories, from inbound roaming charges and the revenues for the use of the mobile network (prior to elimination of accounts received from Telemar).

Monthly subscription fees. Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to which service plan they subscribe. Subscription revenues totaled R$191.1 million in 2003, with an average subscription fee of R$23.68, while totaled R$20.8 million in 2002, with an average fee of R$20.22, including taxes.

Originating calls. Postpaid users are billed monthly based on their usage, while prepaid service customers buy cards whose price varies according to the number of minutes of usage allowed. Such cards are valid for a stated period following activation, and the revenues of these cards are only recognized when used. The revenues of calls totaled R$287.7 million in 2003, representing a 766.6% increase compared to the R$33.2 million of 2002. This increase is due to the growth in the average number of users and the effect of comparing a six-month period of 2002 with full-year 2003.

Sales of handsets and accessories. These revenues totaled R$598.4 million, of which R$382.0 million represented revenues from sales of prepaid handsets and R$168.2 million represented revenues from sales of postpaid handsets. The remaining revenue of R$48.2 million was related to sales of “SIM cards” (chips containing information relating to the user’s account, enabling the user to change the handset without losing information). In 2002, the revenues from sales of prepaid and postpaid handsets totaled R$259.9 million and R$101.0 million, respectively, and the revenues from sales of “SIM cards” accrued R$27.1 million. The percentage increase of the revenues from sales of postpaid handsets was higher than prepaid handsets reflecting our focus in enhance the postpaid customers’ basis.

We subsidize both postpaid and prepaid handsets, but only defer the subsidy of the postpaid handsets for twelve months. We defer the postpaid handset subsidy because the client agreement provides for reimbursement of R$300 in the event of disconnection or migration to the prepaid system before completion of this period, and postpaid handsets do not have any value apart from the future service contracts. Accordingly, we consider the subsidies part of the customer acquisition cost and defer and amortize, up to the limit of R$300, during the minimum twelve-month contractual period. We do not defer the subsidy of the prepaid customers since there is no early cancellation fee under these plans guaranteeing the payback of the customer acquisition costs.

The average price we charged in 2003 for a prepaid handset was R$176.54, and for a postpaid handset, R$146.68.

National and international roaming. We receive revenues from roaming agreements with other local and international wireless operators. When a subscriber of another wireless operator’s services originates a call within Region I, the others wireless operators pay us for the call at the applicable tariff. Moreover, when our subscribers are outside our coverage area and receive or place calls, we charge them a roaming tariff in order to pay the national or international mobile operator that complete the call.

The total revenues with roaming increased 640.7% from R$8.6 million in 2002 to R$63.7 million in 2003. Most of our revenues are obtained from clients of international GSM wireless operations, with whom we have roaming agreements, using their mobile telephones in Brazil.

Additional services. In 2003 revenues from additional services totaled R$42.8 million, mainly from data services GPRS, WAP (protocol for wireless data networks) and SMS (short message). Combined revenues from these three services amounted to R$40.3 million, representing 94.2% of additional services. GPRS service allows for wireless access to the Internet through mobile telephones, laptops or palm pilots and permits customers to use voice and data services simultaneously. The WAP portal is a service and contents channel that permits customers to send and receive SMS, form contact groups, access bank accounts and buy tickets. Short message services permit users to send messages, as well as to receive news, sports information, horoscopes, jokes and other messages, with revenues based on the volume of usage. Oi has been advertising these services and had signed operating partnership agreements with other mobile operators since July 2003.

In 2002 these revenues totaled R$5.1 million, representing an increase of 739.2% in 2003, basically due to the greater average number of users and the effect of comparing full year 2003 with six months of 2002.

Mobile network usage

This item, which includes revenues received from both fixed-line and wireless telecommunication operators for the use of our wireless network in completing calls since Oi’s start-up in July 2002, represented approximately 12.6% of our total wireless revenues, totaling R$170.4 million. Based on the best estimates available in December 2003, Oi’s market share within Region I was approximately 18.4%, while the penetration rate in this Region is estimated at 21.9%.

Use of mobile-to-mobile network: These revenues totaled R$108.4 million in 2003, principally from the other mobile operators in the main cities in Region I. The 436.6% increase of these revenues in 2003 is due to the expansion of our mobile client base and the effect that we are comparing full year 2003 with six-month operations of 2002. With the migration of our wireless competitors to the SMP system in the end of the first half of 2003, a new methodology started to apply between wireless operators, based on a “bill and keep” system. Under this system, the remuneration of the network occurs for the percentage of usage that surpass 45% (the rule establishes that the operator has to pay the other party’s network when their usage exceeds 55% of our combined traffic). Therefore, since July 2003, our wireless segment is receiving less remuneration for the use of its network. This loss is partially off-set by a reduction in the interconnection costs that Oi has with the other wireless operators.

Use of fixed-line to mobile network: These revenues totaled R$62.0 million in 2003, apart from R$316.6 million received from Telemar that were eliminated in the Consolidated Financial Statements.

In 2002 these revenues totaled R$7.2 million, with R$46.1 million being eliminated since it was received from Telemar.

Data Transmission Services

Dedicated digital line services—SLD. Revenues from dedicated digital line services consist of payments for the rental of dedicated digital lines for data transmission, which are utilized primarily by corporate clients. Such revenues increased 0.1% from R$275.4 million in 2001 to R$275.6 million in 2002, due to a 10.4% tariff readjustment, which was offset by a migration to frame relay and internet protocol services. In 2003 such revenues totaled R$345.3 million, as a result of contractual readjustments by the IGP-DI Index.

Industrial dedicated digital line services—EILD. Revenues in this category consist of payments for leases of dedicated data-transmission lines by providers of telecommunication services, primarily mobile operators, which use these services to link their radio base stations to their switching centers. Such revenues increased 8.4%, from R$344.3 million in 2001 to R$373.3 million in 2002, due to higher demand for larger bandwidth. During 2002 we developed a product for data transmission with speed greater than 2Mbps, denominated “Super link,” which stimulated wireless operators’ demand. The increase of revenues was partially offset by price reductions resulting from increased competition in Region I.

In 2003, EILD revenues decreased 21.9% to R$291.5 million, due to the construction of new fiber networks by competitors within Region I, mainly by Telefonica Group (Vivo) and Embratel, and also due to a high level of competition with other segments owning fiber networks, such as regional and national electrical distributors, including Infovias, Light Telecom (actually AES.com) and Eletronet.

Internet protocol (“IP”) services. IP services consist of dedicated and dial-up access to the Internet for Internet service providers, as well as virtual private network (“VPN”) services that enable companies to set up networks such as intranets and extranets. Revenues from IP services increased 67.9%, from R$54.8 million in 2001 to R$92.0 million in 2002, due to continuous sales efforts to increase our share of this market segment, including promotion of our product “TC IP Connect,” through which we offer higher speeds and lower prices for long-term contracts.

In 2003, revenues from IP services increased by 125.0% to R$207.0 million due to continuous sales efforts to enhance our market share, including promotion of “TC IP Connect.” Besides these sales promotions, during 2003 we signed long-term contracts with the major Brazilian Internet services providers (iG, AOL, Terra and Ibest) to offer dial-up access services upon their request. Since the number of clients with ADSL has been growing rapidly, as demonstrated by the number of Velox sold in Region I, the sales of larger bandwidth IP services also suffer an increase in order for the ISP to interconnect themselves and attend the increasingly clients’ demands.

Data transmission services. Revenues from data transmission services increased 34.7% in 2002 from R$64.8 million in 2001 to R$87.3 million in 2002, mainly due to the new data communication networks deal with state governments and the 10.4% tariff readjustment.

In 2003, revenues from data transmission services increased 53.7% to R$134.2 million, due to new acquisition of data communication networks from corporate clients and continuous sales efforts of frame-relay services, with significant market acceptance.

Asymmetric Digital Subscriber Line—ADSL. We sell our ADSL services for high-speed access to the Internet under the brand name “Velox.” This is a strategic product, enabling us to block entrants offering high-speed access through the cable television network and other fixed-line competitors obtaining remuneration for the use of their network through market-share in our region.

Velox is a broadband product launched in April 2001, allowing for high-speed Internet service at 256 and 512 Kbps. The number of Velox subscriptions increased 464.6% from 9,954 in 2001 to 41,175 in 2002. The performance of Velox reflects the implementation of actions such as the expansion of our network into new locations and specific marketing and sales promotion efforts.

These revenues increased 401.5% from R$6.6 million in 2001 to R$33.1 million in 2002, and 287% to R$128.1 million in 2003 as a result of our continuous focus on increasing the penetration by Velox of the Internet market. The number of Velox subscriptions increased 208.4% from 41,175 in 2002 to 217,203 in 2003.

Other data services. Revenues from other data services consist principally of rental of dedicated data-transmission lines and circuits.

In 2002, revenues from other data services increased 7.5% from R$41.4 million in 2001 to R$44.5 million in 2002, and 75.1% to R$77.9 million in 2003, reflecting increase of traffic generated by Brazilian Internet services providers (iG, AOL, Terra and Ibest).

Contact center

We established our contact center in late 2000 in order to offer integrated telecommunications services, to attract business from corporate clients, as another source of traffic revenue and to reduce our costs. Another purpose of establishing a contact center was to take advantage of significant growth opportunities in the Brazilian market for outsourced call centers. The recently increased use of remote contact channels between companies and their clients, driven by the globalization of telephone services, significantly enhances the prospects for growth in this market. We offer these services under the brand name “TNL Contax.”

In April 2002, TNL Contax launched its São Paulo contact center, which is one of Latin America’s most advanced, accounting for an estimated 22% of the Brazilian contact center market in 2003. In June 2002, in an attempt to acquire clients in government sectors, TNL Contax established a branch in Brasilia. Its first client in that city is Correios (Brazil’s federal postal services agency).

The contact center segment revenues increased 43.7% from R$158.8 million in 2001 to R$228.2 million in 2002, mainly due to a 22.3% increase in the number of client service positions, from approximately 6,000 in 2001 to 7,337 in 2002. Of these revenues, a significant proportion of 95.8%, or R$152.2 million in 2001, and 71.2% or R$162.4 million in 2002), represents services rendered to Telemar, and 8.3% or R$19.7 million to Oi.

As a result of the expansion in client service positions, in 2002 TNL Contax consolidated its leadership in its original operating areas and in addition was ranked second in terms of outsourced contact centers, with a 20% market share. In December 2003, the Company had 27 clients from various business segments.

In 2003, revenues from our contact center segment increased 96.3% to R$448.0 million, mainly due to a 75.9% increase in the number of client service positions, from approximately 7,337 in 2002 to 12,907 in 2003, derived from the acquisition of important new clients, such as Unibanco (bank), Correios (national postal services) and CEMIG (a large energy distributor in the State of Minas Gerais).

Of 2003 total revenues, R$303.7 million represents services rendered to Telemar, 11.5% (R$50.4 million) to Oi, all eliminated upon consolidation.

ICMS and other indirect taxes

The gross revenues are subject to ICMS (value-added tax), PIS, COFINS, and also to contributions to telecommunications funds FUST and FUNTEL (see “Item 4. Information on the company—Our Operations—Taxes on Telecommunications Services”). The consolidated taxes increased 28.7%, while gross revenues increased 20.7%, from 2002 to 2003. This increase in the tax rate was due a 1% increase in PIS, as of December 2002, and due to ICMS increases in the states of Rio de Janeiro (25% to 30%), Pernanbuco (25% to 28%) and Sergipe (25% to 27%) as of January 2003. The increase is also due to a change in our revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in our total revenues.

Discounts and sales returns

Since our sales contracts do not provide for returns, these amounts refer basically to discounts offered to clients in specific conditions. The R$36.3 million increase in 2003, totaling R$182.6 million (0.9% of gross revenues), is due to discounts to wireless dealers in orders to increment handset sales and to strengthen partnership on a growing wireless industry.

Costs of Services

Costs of services increased 20.5%, from R$6,806.6 million in 2001 to R$8,200.9 million in 2002, and by 5.9% in 2003 to R$8,684.5 million.

The following table sets forth the components of our cost of services, as well as the percentage change compared to the prior year. We are also including the main costs of each separate segment; however, the sum of the components of all segments, after intercompany eliminations, may not correspond to the consolidated cost component since we included immaterial cost components of some segments as “other costs.”

	Year ended December 31,			% Change
	2001	2002	2003	2001-2002	2002-2003
	(millions of reais)
Consolidated:
Depreciation and amortization	2,737.3	3,406.0	3,198.0	24.4	(6.1)
Interconnection	2,334.6	2,369.2	2,531.1	1.5	6.8
Network maintenance	484.7	736.7	789.4	52.0	7.2
Cost of handsets and accessories		414.7	740.9	100.0	78.7
Personnel	526.3	440.4	512.1	(16.3)	16.3
Rental and insurance	221.2	390.6	399.2	76.6	2.2
Materials	263.2	214.1	173.6	(18.7)	(18.9)
Electricity	86.5	112.5	139.3	30.1	23.8
Other costs of services	152.8	116.7	200.9	(23.6)	72.2

Total costs of services	6,806.6	8,200.9	8,684.5	20.5	5.9

Fixed-line telephone:
Depreciation and amortization	2,726.2	3,297.8	2,862.8	21.0	(13.2)
Interconnection	2,334.6	2,401.0	2,779.3	2.8	15.8
Network maintenance	523.4	684.0	711.1	30.7	4.0
Rental and insurance	180.0	306.8	537.4	70.4	75.2
Personnel	383.2	266.0	219.9	(30.6)	(17.3)
Materials	261.7	210.6	163.5	(19.5)	(22.4)
Electricity	86.2	108.9	129.4	26.3	18.8
Other costs of services	133.6	60.8	82.6	(54.5)	35.9

Total costs of services	6,628.9	7,335.9	7,486.0	10.7	2.0

Mobile telephone:
Cost of handsets and accessories		414.7	740.9		78.7
Depreciation and amortization		84.6	281.1		232.3
Rental and insurance		58.4	135.9		132.7
Interconnection		21.0	111.7		431.9
Network maintenance		57.2	79.3		38.6
Other costs of services		11.5	75.4		555.7

Total costs of services		647.4	1,424.3		120.0

Contact center:
Personnel	99.6	140.8	273.0	41.4	93.9
Depreciation and amortization	0.8	7.8	13.9	875.0	78.2
Other costs of services	14.8	32.5	47.9	119.6	47.4

Total costs of services	115.2	181.1	334.8	57.2	84.9

Other segments and holding:
Rental and insurance	78.4	127.3	74.1	62.4	(41.8)
Depreciation and amortization	10.3	15.8	40.2	53.4	154.4
Personnel	66.9	28.3	6.8	(57.7)	(76.0)
Other costs of services	9.4	34.7	57.2	269.1	64.8

Total costs of services	165.0	206.1	178.3	24.9	(13.5)

Intercompany eliminations:
Interconnection		(52.8)	(366.0)		593.2
Rental and insurance	(37.4)	(108.3)	(354.4)	189.6	227.2
Network maintenance	(41.7)	(15.7)	(18.4)	(62.4)	17.2
Personnel	(23.4)	(0.3)		(98.7)	100.0
Other costs of services		7.5	(0.1)		(101.3)

Total costs of services	(102.5)	(169.6)	(738.9)	65.5	335.7

Depreciation

Depreciation and amortization costs increased 24.4% in 2002, from R$2,737.3 million in 2001 to R$3,406.0 million, due in part to a 4.6% increase in the average total cost of property, plant and equipment of the fixed-line segment between 2001 and 2002. The mobile segment accounted for R$84.6 million of the 2002 cost increase as a result of Oi’s start-up in July 2002.

Depreciation decreased 6.1% in 2003, totaling R$3,198.0 million due to the increasing number of fixed-line equipment becoming totally depreciated. The useful lives of switching and transmission equipment were altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunication industry. This explains the reduction of R$435.0 million in the depreciation costs of our fixed-line segment, from R$3,297.8 million in 2002 to R$2,862.8 million in 2003. The Company has incurred costs in material capital expenditures in order to expand, modernize and relocate our network for better usage.

This decrease in the fixed-line segment was partially offset by an increase of R$196.5 million in 2003 in mobile segment depreciation, totaling R$281.1 million, due to a capital expenditure of approximately R$1.2 billion since Oi’s start-up and the fact that we are comparing twelve months of 2003 with six months of Oi’s operations in 2002.

The contact center segment also recorded a depreciation cost increase R$6.1 million, from R$7.8 million in 2002 to R$13.9 million in 2003, due to the expansion of client attending positions (installations to accommodate personnel and voice and IT equipment).

Interconnection

Until 2001, interconnection costs consisted primarily of payments to wireless service providers for the completion of calls originating on our fixed-line network and terminating on wireless networks. As of 2002 our costs with fixed-line operators increased, due principally to long distance competition. Interconnection costs are regulated by Anatel, representing 21.5% of net fixed-line revenues, and are important revenues of the mobile companies (especially with the increasing number of prepaid customers, with very low ARPU but material revenues due to the network usage amounts of incoming calls). As determined by Anatel regulations, as of July 2004, we expect to negotiate interconnection prices directly with the mobile companies.

Interconnection expenses increased only 1.5% in 2002, from R$2,334.6 million in 2001 to R$2,369.2 million in 2002, despite further growth of both the fixed-line and wireless networks and an average 12% tariff increase in February 2002. These increases were offset by Telemar fixed-line clients’ reductions in their volume of fixed-line to wireless calls, mainly due to our campaigns to educate our clients about the higher cost of placing calls to mobile telephones, which resulted in an increased number of our fixed-line clients requesting us to restrict fixed-to-wireless calls. We were also able to sign contracts with Internet service providers in Region I, increasing our incoming traffic. Increased interconnection costs were also offset by the migration of calls from fixed-line to mobile calls to mobile-to-mobile calls, thus reducing our VC1, VC2 and VC3 revenues and interconnection costs.

In 2003, interconnection costs increased 6.8% to R$2,531.1 million, due mainly to a 24.7% tariff increase in February 2003, which was substantially offset by a 14.5% decrease in the volume of minutes of fixed-to-mobile calls (VC1, VC2 and VC3).

In 2003, the fixed-line segment had an increase of interconnection costs of 15.8%, from R$2,401.0 million in 2002 to R$2,779.3 million in 2003, principally due to the net results of tariff increases and volume decreases. Also, in the fixed-line segment, with the obligation that wireless customers need to select an operator access code (“CSP 31”), after the migration to the SMP system, we increased our long distance revenues with an increase in the interconnection costs.

The mobile segment had costs of R$111.7 million in 2003, representing a 431.9% increase compared to R$21.0 million in the six-month period of 2002. This cost reflects the amount of calls from Oi to fixed-line and mobile operators, with a substantial part referring to Telemar. While the average number of users increased 203.4%, the increases of market-share and client expansion increased the number of calls to other mobile operators.

In the consolidated interconnection cost of 2003, R$366.0 million were eliminated upon consolidation, representing 14.5% of Telemar’s costs.

Network maintenance

Network maintenance increased 52% in 2002 from R$484.7 million in 2001 to R$736.7 million, resulting from the growth of Telemar’s network and Oi’s start-up. In 2002, Telemar and Oi accounted for R$684.0 million and R$57.2 million of these costs, respectively.

In 2003, the fixed-line costs of network maintenance service increased 4.0% to R$711.1 million, mainly due to service cost readjustments.

Besides the increase in the fixed-line segment, Oi charged R$79.3 million, representing a 38.6% increase compared to 2002. Oi started its operations in July 2002, and its network maintenance is principally carried out by equipment suppliers, resulting in lower costs for personnel and materials.

Personnel

In 2002, personnel costs decreased 16.3%, from R$526.3 million in 2001 to R$440.4 million, as a result of headcount reductions, mainly involving employees engaged in installation of Telemar and Oi’s network. The reduction in personnel costs in the fixed-line segment was partially offset by a R$41.2 million increase in personnel costs in the contact center segment, totaling R$140.8 million in 2002, reflecting the expansion of its services and an increase from 11,938 employees in December 2001 to 18,082 in December 2002. The mobile segment accounted for only R$5.5 million in personnel costs in the six-month period of 2002, since most maintenance is outsourced.

In 2003, personnel costs increased 16.3% (R$71.7 million), totaling R$512.1 million, due to an increase of R$132.2 million in the contact center segment, representing a 93.9% increase in personnel costs, reflecting the expansion of this business segment. The increase is similar to its revenue increase (96%), as personnel costs represent the main variable cost (81.5%) of total costs of the contact center segment.

The increase in the contact center segment in 2003 was partially offset by a R$46.1 million (17.3%) decrease due to headcount reductions in the fixed-line segment.

Costs of handsets and accessories

Refers to the cost of selling mobile handsets, “SIM cards” and other Oi accessories. The volume of handsets sold in 2002 totaled 1,597.3 million, of which 1,238.9 million were prepaid and 358.4 million were postpaid. In 2003, this volume amounted 2,749.7 million, of which 1,912.2 million were prepaid and 837.5 million were postpaid. In 2002, the average costs of prepaid and postpaid handsets sold were R$305.21 and R$365.35 respectively, with total cost of R$414.7 million and in 2003 these average costs were R$222.40 and R$252.84, respectively, with total cost of R$740.9 million The 78.7% cost increase is similar to the 72.2% sales volume increase.

As mentioned above, we subsidize both postpaid and prepaid handsets, and defer the subsidy of the postpaid handsets for the minimum twelve-month contractual period. During 2003 we deferred and amortized R$114.3 million and R$119.3 million, respectively. We do not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans.

Materials

Costs of materials decreased 18.7%, from R$263.2 million in 2001 to R$214.1 million in 2002 due mainly to a 3.3% decrease in the number of fixed-lines installed. The reduction in the volume of installation was partially offset by an increase in the costs of fixed-line network maintenance materials, throughout 2002.

In 2003, costs of material decreased another 18.9% to R$173.6 million, due to a R$16.9 million decrease in cost of materials applied in fixed-line network maintenance and R$12.9 million in costs of materials for vehicle maintenance, since Telemar began to outsource its network maintenance services. As mentioned before, cost of materials are not material in the mobile segment due to the outsourcing of network maintenance.

Rental and insurance

The rental and insurance costs of the fixed-line segment increased 70.4%, from R$180.0 million in 2001 to R$306.8 million in 2002, as a result of increased fixed line rentals resulting from an increased need for dedicated line services as Telemar rendered long distance services and the expansion of the network, which resulted in higher costs regarding the rights of to use roads, posts, etc. In 2002, R$108.3 million was eliminated for consolidation purposes, which included R$41.2 million for cellular platform rentals from the mobile segment and R$60.1 million for transmission circuits’ rented from the subsidiary TNL Acesso, which is included in “Other segments and holding”. Telemar rents this cellular platform from Oi in order to render fixed-line services using wireless local loops (“WLL”) in certain areas where the installation of the fixed-line network is not feasible.

Besides this, the mobile segment incurred R$58.4 million of rental costs in 2002, mainly for radio base stations and spaces to install its antennas.

In 2003, rental and insurance costs of the fixed-line segment increased 75.2% to R$537.4 million, which included R$232.8 million for cellular platform rentals from the mobile segment and R$115.0 million for transmission circuits rented from another business segment (Pegasus) that were eliminated for consolidation purposes.

In 2003, the mobile segment incurred R$135.9 million in expansion of its business and price readjustments related to the rental of circuits, mobile platforms, electrical utility posts, satellites and towers. Besides this, in 2003 we consolidated the results of Pegasus in “other business segment,” which was acquired on December 27, 2002.

As described above, our subsidiary Pegasus is included in “Other segments and holding,” which main business purpose is to rent optic fiber infrastructure access from third parties in order to rent it to Telemar and other clients. The rental and insurance costs of Pegasus totaled R$69.0 million involving circuits rental and rights-of-way access on roads to lay its fiber optic network.

Electricity

Electricity costs of the fixed-line segment increased 26.3% from R$86.2 million in 2001 to R$108.9 million in 2002, and another 18.8% to R$129.4 million in 2003, mainly due to rate readjustments of 18.5% and 13.5% applied by our electric energy providers during 2002 and 2003, respectively.

There was also an increase in our demand for energy due to the fixed-line and mobile expansion.

Other costs of services

Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunication operators, referred to as Taxa de Fiscalização de Telecomunicações (“FISTEL”), which is a fee for the inspection of switching stations and wireless terminals.

Other costs of services decreased 23.6% from R$152.8 million in 2001 to R$116.7 million in 2002. In 2001, under the concession agreement, the fixed-line telecommunications providers were obligated to send a telephone directory to all of residential and non-residential subscribers. In 2002, this obligation was negotiated between the fixed-line telecommunications providers and Anatel, when both parts defined that telephone directory must be issued only to non-residential subscribers. As a result of this negotiation, Telemar reduced R$17.5 million in the telephone directory costs.

In the second quarter of 2002 Telemar commenced providing inter-regional long distance services originated in Region I. As a consequence, our telephone service cost with other operations decreased R$12.5 million mainly due to the discontinued use of other long distance access codes. Moreover, other services such as security, cleaning and public services (gas and water) decreased R$13.4 million, reflecting the Company’s policy to reduce fixed costs.

In 2003, other costs of services increased 72.0% to R$200.9 million, basically due to R$32.0 million increase in fines as a result of a service contract rescission signed by TNL.Acesso S.A. with iG. Besides this, FISTEL fee maintenance increased R$18.5 million as a result of the expansion of Oi’s network. This fee is only paid in the year subsequent to the network installation.

The FISTEL fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is our estimated churn (retention) period. During 2003, Oi deferred R$71.6 million of such costs on the balance sheet as prepaid expenses and amortized R$29.7 million.

Besides this, the other costs of services of the contact center segment, such as consultancy and training, increased R$11.1 million in 2003, reflecting the expansion of this business segment.

Selling expenses

The following table sets forth the components of our selling expenses, as well as the percentage change compared to the prior year. We are also including the main expenses of each separate segment. However, the sum of the components of all segments, after intercompany eliminations, may not correspond to the consolidated expense component since we included immaterial expense components of some segments as “other expenses.”

	Year ended December 31,			% Change
	2001	2002	2003	2001-2002	2002-2003
	(millions of reais)
Consolidated:
Provision for doubtful accounts	925.6	616.0	597.6	(33.4)	(3.0)
Sales commission	5.3	73.4	235.0	1,284.9	220.2
Postage and billing	70.7	213.7	225.9	202.3	5.7
Contact center	43.6	7.0	3.9	(83.9)	(44.3)
Personnel	167.1	172.9	204.5	3.5	18.3
Marketing	171.9	172.6	200.2	0.4	16.0
Third party services	118.1	94.6	172.8	(19.9)	82.7
Other expenses	68.8	79.1	98.7	15.0	24.8

Total selling expenses	1,571.1	1,429.3	1,738.6	(9.0)	21.6

Fixed-line telephone:
Provision for doubtful accounts	925.6	614.0	534.9	(33.7)	(12.9)
Sales commission	5.3	189.1	364.1	3,467.9	92.5
Postage and billing	70.7	217.8	254.2	208.1	16.7
Contact center	183.3	142.5	203.5	(22.3)	42.8
Marketing	169.5	102.4	114.1	(39.6)	11.4
Personnel	163.5	155.6	161.5	(4.8)	3.8
Third party services	139.8	68.6	124.9	(50.9)	82.1
Other expenses	67.8	75.1	89.2	10.8	18.8

Total selling expenses	1,725.5	1,565.1	1,846.4	(9.3)	18.0

Mobile telephone:
Marketing		79.8	82.6		3.5
Sales commission		35.5	75.6		113.0
Provision for doubtful accounts		1.8	59.7		3,216.7
Third party services		27.7	62.5		125.6
Contact center		18.4	50.3		173.4
Personnel		13.0	40.3		210.0
Other expenses		5.0	20.6		312.0

Total selling expenses		181.2	391.6		116.1

Contact center:
Personnel	0.7	1.6	1.5	128.6	(6.3)
Marketing	0.7	0.9	1.4	28.6	55.6
Other expenses	1.0	1.4	1.3	40.0	(7.1)

Total selling expenses	2.4	3.9	4.2	62.5	7.7

Other segments and holding:
Sales commission			121.3
Other expenses	5.8	4.3	6.8	(25.9)	58.1

Total selling expenses	5.8	4.3	128.1	(25.9)	2,879.1

Intercompany eliminations:
Sales commission		(151.2)	(326.0)		115.6
Contact center	(139.7)	(153.9)	(249.9)	10.2	62.4
Postage and billing		(5.1)	(36.2)		609.8
Third party services	(22.9)	(3.3)	(16.0)	(85.6)	384.8
Other expenses		(11.7)	(3.6)		(69.2)

Total selling expenses	(162.6)	(325.2)	(631.7)	100.0	94.2

Selling expenses decreased 9.0% from R$1,571.1 million in 2001 to R$1,429.3 million in 2002. The decrease in selling expenses resulted principally from a decrease of R$309.6 million in provision for doubtful accounts, reflecting the results of the campaigns to recover credits overdue for more than 150 days, implemented during 2002 and an increase of R$143.0 million in postage and billing expenses as a result of the increase in the number of lines in service and Oi’s start-up in July, 2002.

In 2003, selling expenses increased 21.6% to R$1,738.6 million. This growth resulted principally from an increase of R$161.6 million of sales commissions, as Telemar has invested in fixed-line products such as ADSL (“Velox”) and Oi started-up in July 2002 and has since maintained a significant amount of handset sales volume. Sales commissions due to TNL.Contax are eliminated upon consolidation.

Provision for doubtful accounts

Provision for doubtful accounts decreased 33.4% in 2002, totaling R$616.0 million, because in 2001 we consolidated the sixteen fixed-line subsidiaries and implemented a centralized billing and collecting system, thus reducing losses through extensive campaigns and common strategies. In 2003 the provision for doubtful accounts decreased 3.0%, totaling R$597.6 million.

In 2003, the provision for doubtful accounts of the fixed-line segment decreased R$79.1 million, representing 3.0% of gross operating revenues, due to the continuous campaigns to recover credits overdue. These campaigns also involve agreements to settle delinquency in installments. We expect that this percentage will grow in the coming years, unless the Brazilian economy resumes growth and employment increases.

In the mobile segment, the provision for doubtful accounts reached 10.2% of 2003 gross revenues, excluding remuneration for the use of the mobile network and sales of handsets and accessories, totaling R$59.7 million. Oi suffered some identification fraud after its start-up, when sales and services were rendered to persons with false identification. As of the second quarter of 2003, many systems and internal controls were enhanced to minimize these losses.

Sales commission

Sales commission is paid to internal personnel, sales agents and dealers, mainly in the acquisition of corporate clients. In 2002, these expenses grew R$68.1 million, representing an increase of 1,284.9% compared to 2001, principally due to the investment in fixed-line and mobile products which require an active sales force.

In 2003, these expenses totaled R$235.0 million, representing an increase of 220.2% compared to 2002. The main increases in the fixed-line segment refer to the acquisition of important corporate clients and increasing sales of broadband Internet service through the ADSL technology (“Velox”) and value-added services. As for the mobile segment, the increase of 113.0% represents the efforts to activate new customers and increase handset sales volume.

Our main sales channel of value-added services in TNL Contax. Therefore, a material portion of these expenses are eliminated upon consolidation.

Postage and billing

Postage and billing expenses increased 202.3% in 2002, from R$70.7 million to R$213.7 million, principally due to the 2.0% growth of lines in service. In 2002, we also began rendering co-billing services with other long distance operators (Intelig and Embratel), increasing our postage and billing expenses due to the amount of call details included in our bills. This additional expense is offset by the co-billing services revenues that we record as “Other operating revenues.”

In 2003, these expenses increased another R$12.2 million (5.7%), totaling R$225.9 million, impacted by the increasing number of co-billing services to other telecom service providers, the expansion of Oi’s post paid customer base as well as a 23% price increase of the Brazilian post office services in October 2003.

Marketing

In 2002, marketing expenses totaled R$172.6 million, representing a small increase of 0.4% compared to 2001 total expenses of R$171.9 million.

In order to achieve the significant client growth, the mobile segment invested R$79.8 million in 2002, representing 18.7% of net revenues. In 2003, marketing expenses of this segment increased only R$2.8 million, totaling R$82.6 million, while net revenues grew 215.4%, thus reducing the ratio of marketing expenses to net revenues to 6.1%.

In the fixed-line segment, we decreased our marketing efforts in 2002, because in 2001 we consolidated our sixteen fixed-line companies and introduced the brand name Telemar. There were also additional expenditures to market our long distance access code. With the increasing digitalization of our network, we were also able to launch in 2001 new products, such as call waiting, voice messaging and caller ID. In 2003, we incurred costs in order to market our nationwide long distance calls and to promote the use of fixed-to-fixed calls, instead of fixed-to-mobile calls, in which we incur material interconnection costs, as well as to market our broadband services (Velox).

Personnel

Personnel costs increased in 2002, totaling R$172.9 million versus R$167.1 million in 2001, because there was a need to increase sales personnel in the mobile segment, increasing these costs by 18.3%, totaling R$204.5 million in 2003. The personnel costs of the mobile segment in 2002 and 2003 were R$13.0 million and R$40.3 million, respectively.

Third party services

Third party services expenses decreased 19.9% in 2002, from R$118.1 million to R$94.6 million, impacted by technical consultancy and other services rendered by third parties, primarily logistics.

In 2003, these expenses totaled R$172.8 million, increasing R$78.2 million (82.7%), due to Oi’s start-up in July 2002 and consultancy hired by our billing and collecting department, helping us centralize and improve our internal processes.

General and Administrative

	Year ended December 31,			% Change
	2001	2002	2003	2001 v. 2002	2002 v. 2003
	(millions of reais)
Consolidated:
Third party services	214.3	221.9	226.1	3.5	1.9
Personnel	202.8	187.9	198.2	(7.3)	5.5
Depreciation	146.8	177.7	186.0	21.0	4.7
Consulting and legal counseling	157.0	145.9	174.7	(7.1)	19.7
Other expenses	148.8	103.3	70.3	(30.6)	(31.9)

Total administrative expenses	869.7	836.7	855.3	(3.8)	2.2

Fixed-line telephone:
Third party services	203.4	232.5	194.7	14.3	(16.3)
Depreciation	142.5	163.3	153.9	14.6	(5.8)
Personnel	182.1	160.0	150.6	(12.1)	(5.9)
Consulting and legal counseling	125.3	111.4	133.0	(11.1)	19.4
Other expenses	153.0	98.6	61.0	(35.6)	(38.1)

Total administrative expenses	806.3	765.8	693.2	(5.0)	(9.5)

Mobile telephone:
Personnel		13.9	34.4		147.5
Consulting and legal counseling		19.2	24.0		25.0
Third party services		10.3	23.1		124.3
Depreciation		5.4	21.8		303.7
Other expenses		3.7	4.0		8.1

Total administrative expenses		52.5	107.3		104.4

Contact center:
Third party services	2.3	1.4	4.8	(39.1)	242.9
Personnel	6.4	6.8	9.9	6.2	45.6
Other expenses	3.1	9.1	7.5	193.5	(17.6)

Total administrative expenses	11.8	17.3	22.2	46.6	28.3

Other segments and holding:
Consulting and legal counseling	30.3	11.3	13.5	(62.7)	19.5
Third party services	8.6	42.3	10.0	391.9	(76.4)
Depreciation	3.4	6.9	8.5	102.9	23.2
Personnel	14.3	7.2	3.2	(49.7)	(55.6)
Other expenses	4.0	2.5	4.7	(37.5)	88.0

Total administrative expenses	60.6	70.2	39.9	15.8	(43.2)

Intercompany eliminations:
Third party services		(64.7)	(6.6)		(89.8)
Other expenses	(9.0)	(4.4)	(0.7)	(51.1)	(84.1)

Total administrative expenses	(9.0)	(69.1)	(7.3)	667.8	(89.4)

General and administrative expenses decreased 3.8% from R$869.7 million in 2001 to R$836.7 million in 2002. The reduction in these expenses resulted mainly from a decrease of personnel, reflecting management’s centralization of business decisions, with less personnel responsible for the financial analysis and support in the decentralized regional structures. There was also a reduction in consulting since in 2001 we carried-out a corporate reorganization of the fixed-line segment (Telemar).

In 2003, general and administrative expenses increased 2.2%, from R$836.7 million in 2002 to R$855.3 million in 2003, due basically to an increase of consulting and legal counseling expenses.

Third party services

Third party services increased 3.5% in 2002, totaling R$214.3 million in 2001 and R$221.9 million in 2002 and 1.9% in 2003 to R$226.1 million.

Personnel

In 2002, the administrative personnel expenses decreased, totaling R$187.9 million compared to R$202.8 million in 2001, due to the centralization process of the fixed-line segment administration.

In 2003, administrative expenses in the fixed-line segment decreased 5.9%, from R$160.0 million in 2001 to R$150.6 million in 2002, due to the continuous centralization of management, financial and accounting areas. However, the mobile segment expenses increased 147.5%, corresponding to R$20.5 million, totaling R$34.4 million in 2003. This increase in the mobile segment is due to the comparison of six-month of operations in 2002 with full year 2003, and also due to the increase of its operations.

Depreciation

Depreciation expenses in 2002 totaled R$177.7 million, increasing 21.0% compared to R$146.8 million in 2001, principally in the fixed-line segment.

In 2003, depreciation expenses increased 4.7%, reaching R$186.0 million. While the centralization process reduced the depreciation of the fixed-line segment in R$9.4 million, the mobile segment recorded an increase of R$16.4 million due to Oi’s start-up in June 2002.

Consulting and legal counseling

We hire consulting and legal counseling service providers principally to advise us with respect to processes involving contingent risks, business reorganization and acquisitions.

In 2002 these expenses totaled R$145.9 million, representing a (7.1)% decrease compared to R$157.0 million in 2001, due to reduction in consulting since in 2001 we carried-out a corporate reorganization of the fixed-line segment (Telemar).

In 2003, we increased these expenses by R$28.8 million, totaling R$174.7 million, due to the business acquisitions and structure reorganizations carried-out throughout the year.

Other operating (Expenses) Income, Net

The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year ended December 31,			% Change
	2001	2002	2003	2001-2002	2002-2003
	(millions of reais)
Other non-recurring extraordinary income		153.2			(100.0)
Operating (expenses) income, net:
Amortization of downstream merger goodwill	(167.5)	(167.5)	(167.5)
Amortization of negative goodwill	175.4			(100.0)
Amortization of goodwill		(6.2)	(75.1)		1,111.3
Amortization of deferred charges	(6.5)	(41.9)	(68.2)	544.6	62.8
Taxes other than on income	(181.3)	(188.9)	(280.6)	4.2	48.5
Reserves for contingencies	(316.9)	(17.7)	(132.5)	(94.4)	648.6
Recovered expenses	74.5	132.5	201.0	77.9	51.7
Bonuses and discounts		1.3	96.5		7,323.1
Rental of infrastructure	56.1	62.7	94.5	11.8	50.7
Expenses with fines	(16.4)	(23.3)	(84.1)	42.1	260.9
Late-payment charges	102.1	118.1	140.2	15.8	18.7
Technical and administrative services	53.6	64.0	56.7	19.4	(11.4)
Other	1.4	(21.8)	32.8	(1,657.1)	250.5
Total operating (expenses) income, net	(225.5)	(88.7)	(186.3)	60.7	(110.0)

Amortization of downstream merger goodwill

In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by Telemar Participações S.A. in connection with the acquisition of shares representing control of TNL was transferred to us in exchange for shares in the Company. The objective of the down-stream merger was to assure realization of the tax benefit arising from the amortization of the goodwill paid by Telemar Participações by transferring to the Company the tax benefit arising from the amortization, in five years, of the goodwill.

We wrote down the goodwill to the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million and reclassified the resulting amount of R$824.1 million on our consolidated balance sheet as current and non-current tax credits. At the same time, we reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.

The amortization of the goodwill reduces our taxable income, which is reverted to the benefit of Telemar Participações. In April 2000 we increased TNL’s share capital by R$13.4 million, and in May 2001, April 2002 and 2003 by R$167.5 million each year, representing the tax benefit derived from the amortization. See “Item 5. Operating and Financial Review and Prospects—Amortization of downstream merger goodwill” and Note 5 to the Consolidated Financial Statements.

The amount recorded as deferred and recoverable taxes and as share goodwill reserve may be adjusted by us as it corresponds to a future expectation of tax benefits that will be realized only if we have taxable income. We expect to continue generating taxable income in 2004 and therefore expect that the amortization of the goodwill will reduce our income tax obligations, and thus increase our cash flow.

Amortization of Negative Goodwill

On April 12, 1999, Telemar–RJ increased its share capital, generating a negative goodwill of R$238.1 million. The negative goodwill balance of R$175.4 million was fully amortized in 2001, as a result of the merger of subsidiary companies into Telemar–RJ, which changed the projected income and underlying economic rationale (future results).

Amortization of Goodwill

Amortization costs increased 1,111.3%, from R$6.2 million in 2002 to R$75.1 million in 2003, caused by the goodwill in the acquisition of third parties’ interests in Pegasus, totaling R$278.2 million. This goodwill is being amortized on a straight-line basis over five years from January 2003.

Amortization of Deferred Charges

Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to the expenses incurred by Oi (R$534.8 million at December 31, 2003), which is being amortized on a straight-line basis over a ten-year period that began with the start-up in July 2002.

On February 2003, we recorded the write-off of pre-operational deferred charges of TNext and HiCorp, totaling R$27.2 million due to the decision to discontinue their operations. The write-off was recorded as non-operating expense, hence reducing amortization costs of 2003, together with losses on leased assets recorded as non-operating expense.

Taxes other than on income

Taxes other than on income increased 4.2%, from R$181.3 million in 2001 to R$188.9 million in 2002, and 48.5% to R$280.6 million in 2003. These amounts include basically “FUST,” “FUNTTEL” and the taxes that remain after eliminating intercompany revenues. We reclassify the taxes incident on eliminated intercompany revenues to this account.

In 2001, 2002 and 2003, we recorded and paid approximately R$113.5 million, R$198.7 million and R$227.3 million, respectively, to the Fund for Universal Telecommunication Services (Fundo de Universalização de Serviços de Telecomunicações—“FUST”) and the Fund for the Technical Development of Brazilian Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras—“FUNTTEL”), corresponding to 1.5% of net operating revenue from telecommunications services. These funds were created by the Brazilian Federal Government to cover the universalization and digital inclusion of certain communities and lower economic classes.

Upon consolidation, taxes (ISS, ICMS, PIS and COFINS) relating to intercompany revenues were reclassified to this account, totaling R$13.2 million, R$24.5 million and R$59.9 million in 2001, 2002 and 2003, respectively.

Reserves for Contingencies

In 2002, the reserves for contingencies decreased R$299.2 million, from R$316.9 million in 2001 to R$17.7 million in 2002. The main effect occurred in the corporate restructuring of September 2001, when some tax, labor and civil claims were reviewed and new provisions were charged in the amount of R$376.2 million.

The increase of 648.6%, from R$17.7 million in 2002 to R$132.5 million in 2003, resulted from: (i) the period that employees could initiate complaints related to the lay-offs following the 2001 network expansions would end in December 2003, triggering a significant increase in the number of labor complaints in the last quarter of 2003, (ii) reevaluation of all the civil lawsuits in process, specially those referring to the indemnifying claims, and (iii) our initiative to eliminate the volume of suits filed in small claims courts. The repercussion of this policy on our customers caused an increase of the volume of these suits. Due to this policy our customers started filing even more small claims. However, the amounts in dispute have been significantly reduced as a result of the agreements negotiated between the parties involved.

Recovered Expenses

Refers substantially to the recovery of credits from PIS, COFINS, FUST and FUNTTEL paid in excess in previous years. In 2003, R$102.3 million were recorded as recovered expenses, and another R$96.0 million were recognized as financial income due to the restatement of these credits. Besides these credits, another credit of R$84.5 million was recovered, referring to value-added tax (ICMS) not credited upon the acquisition of network maintenance materials and other assets.

Bonuses and discounts

Refers to bonuses and discounts awarded by the suppliers of mobile handsets upon complying with contractual purchase volumes, totaling R$96.5 million. Part of these bonuses received and recorded in 2003 were attained with the volume purchased for Christmas seasonal sales.

Rental of Infrastructure

Refers to rental income received from mobile telephone providers for the utilization of Telemar’s and Oi’s buildings and infrastructure for the installation of radio base stations. These revenues increased 11.8% in 2002, from R$56.1 million in 2001 to R$62.7 million in 2002, and another 50.7% in 2003, totaling R$94.5 million in 2003, basically due to the expansion of the mobile telephone network in Region I.

Expenses with fines

Refers to assessments by Anatel as of the end of 2002, mainly regarding the shut-down of some customer service outlets. In response, Telemar has reopened and established new outlets and signed a contract with Brazilian post-office services to attend our clients in some locations. In 2003, the total amount recorded for these assessments was R$17.8 million. Additionally, due to our election to join the tax refinancing program (“Programa de Refinanciamento Fiscal”—“REFIS”), established in June 2003 which permits companies to pay outstanding tax debts in 120-180 monthly installments, we recognized fines for interest in arrears in the total amount of R$36.7 million. In addition to the financial impacts generated by the adherence to the REFIS program, fines for payments in arrears became applicable and were recognized due to the obligation to renounce any outstanding proceedings and injunctions. The benefit involving the REFIS program, other than the end of costs with tax processes considered to be probable losses, is that the monetary restatement rate of the installments is the floating long-term interest rate (TJLP), historically lower than the CDI interest rate.

Late-payment charges

Refers to revenues received from a 2% penalty fee charged to our delinquent customers. These revenues increased 15.7% from R$102.1 million in 2001 to R$118.1 million in 2002, and 18.7% to R$140.2 million in 2003, due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.

Technical and administrative services

Technical and administrative services represent revenues obtained mainly by our fixed-line segment related to data-processing, co-billing and other services rendered basically to other telecommunications services providers. The 19.4% increase in 2001, from R$53.6 million in 2001 to R$ 64.0 million in 2002 is due to the increase in the number of co-billing rendered to the long distance operators Embratel and Intelig. The 11.4% reduction in 2003, from R$64.0 million to R$56.7 million, is due to co-billing price reductions imposed by Anatel, following a complaint by these long distance operators.

Other non-recurring extraordinary income

During the first half of 2002, Telemar recorded R$153.2 million with respect to excess funds received from the pension plan Sistel Foundation for Social Security (“Fundação Sistel de Seguridade Social”—“SISTEL”), as a result of the pardon of fines due to the adherence to a taxation system with Brazil’s Federal Government. This system required the payment of the provided principal amount only, without interest and restatement. Since the amount provided was higher than the payment made, remaining funds from provisions for tax contingencies were transferred to the benefit plans.

Tabular Disclosure of Financial Income and Expenses

	Year ended December 31,			% Change
	2001	2002	2003	2001 v. 2002	2002 v. 2003
Financial income
Yield on marketable securities	176,888	217,285	269,828	22.8	24.2
Interest on receipt of overdue bills	89,970	80,407	104,622	(10.6)	30.1
Amortization of option premiums	65,870	1,577		(97.6)	(100.0)
Interest on other assets (substantially, recoverable taxes)	73,426	42,150	180,935	(42.6)	329.3
Other	88,288	43,051	12,043	(51.2)	(72.0)

	494,442	384,470	567,428	(22.2)	47.6

Financial expenses
Interest on loans payable to third parties	(237,109)	(578,674)	(633,193)	144.1	9.4
Monetary/exchange variations on loans payable to third parties	187,089	(2,510,469)	1,427,678	(1,441.9)	(156.9)
Hedging results	(266,645)	1,675,399	(2,349,407)	(728.3)	(240.2)
Amortization of option premiums	(94,771)	(73,182)	(3,290)	(22.8)	(95.5)
Bank charges, including CPMF	(120,300)	(205,600)	(243,366)	70.9	(18.4)
Interest on debentures	(139,089)	(245,473)	(277,419)	76.5	13.0
Monetary restatement of provisions for contingencies	(98,809)	(196,039)	(277,536)	98.4	41.6
PIS, COFINS and IOF on financial income	(61,284)	(239,348)	(133,231)	290.6	(44.3)
Restatement of financed taxes—REFIS			(119,579)
Other	(87,836)	(35,230)	(63,586)	(59.9)	80.5

	(918,754)	(2,408,616)	(2,672,929)	162.2	11.0

Total	(424,312)	(2,024,146)	(2,105,501)	377.0	4.0

Financial Income

Financial income decreased 22.2% from R$494.4 million in 2001 to R$384.5 million in 2002. The decrease in financial income in 2002 was due principally to a 3.7% decline in our average cash position, which was offset by a 9.7% increase in the CDI rate (Interbank Deposit Certificate rates).

Financial income increased 47.6% to R$567.4 million in 2003, due principally to a 91.6% rise in our average cash position, as well as to an increase of 19.7% in CDI rate. Besides this, we recorded financial income of R$96.0 million related to the indexation adjustment of tax credits (PIS, COFINS, FUST and FUNTTEL) paid in excess in previous years.

Financial Expenses

Financial expense increased by 162.1% from R$918.8 million in 2001 to R$2,408.6 million in 2002, as a result of increases in domestic interest rates and an average 27.4% devaluation of the Brazilian currency throughout 2002. It should be noted that, although a large portion of the foreign debt had been protected via swap contracts or options, the cost of renewing such transactions in Brazil rises substantially during periods of uncertainty, as occurred in 2002. In addition, R$418.4 million of financial expense in Oi were recorded in the income statement in the second half of 2002, following its start-up in June 2002, and no longer deferred. Under Brazilian GAAP, financial expenses during pre-operation phase are recorded as deferred charges.

In 2003, financial expense increased 11.0% to R$2,672.9 million due to a 16.3% increase in our average level of debt, which was partially offset by a 18.2% appreciatioin of the Brazilian currency against the US Dollar. In 2003 we also recorded the following expenses: (i) R$119.6 million related to the restatment of financed taxes under the tax refinancing program (“REFIS”) and (ii) R$277.5 million of indexation adjustment of provisions for contingencies, which increased R$81.5 million compared to R$196.0 million in 2002. The restatement of provisions for contingencies in amounts equal to the amounts to be actually paid, in the event of loss and/or settlement, are stated as “financial expense.”

Non-operating income (expense), net

Net non-operating expenses under Brazilian GAAP consist principally of equipment disposal in connection with the modernization of the network, gains and losses due to changes in share participation on equity investments and other disposals of permanent assets.

In 2002, we had non-operating income of R$28.5 million, compared to a loss of R$2.1 million in 2001. The expense in 2001 principally reflects the disposal of equipment in connection with the modernization of the network, which was partially offset by R$26.3 million of equity adjustments in the earnings of our associated companies.

We recorded R$28.5 million of non-operating income in 2002, principally as a result of R$15.0 million in equity adjustments in the earnings of our associated companies and R$28.7 million in gains from the assignment of a right that we were granted by Anatel, free of charge on the execution of the Concession Agreement, to place a geostationary C Band satellite. This assignment was effected through the execution of a partnership agreement between Telemar and Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., under which we will obtain an ownership in the subsidiary, for the same amount of the credits.

In 2003, we charged R$68.6 million of non-operating expense, mainly resulting from:

(a) On August 26, 2003, the Company signed an agreement with América Móvil S.A, in which the Company was granted an option to participate in the acquisition of the share capital of BCP S.A. América Móvil S.A. concluded the acquisition of BCP on October 31, 2003, and the Company did not exercise its option to participate in the share capital of BCP. However, as foreseen in the referring agreement, the Company would have the right to receive the equivalent of US$35 million for not having exercised that option. The amount was recorded in the Company’s financial statements in December 2003, totaling R$101.1 million;

(b) Due to the high level of competitiveness and the capacity of the competitors in the Internet Data Center—IDC segment, as well as the consolidation of this market among large technology service providers, TNL’s management decided to transfer these activities, which were being developed by TNext (currently TNL Contax), to Hewlett Packard (HP). HP was chosen after intense negotiations with several other companies in this market. On June 30, 2003, a contract was signed between the parties, disposing of approximately R$7.0 million in hardware, software and equipment valued at book-value, in addition to a free lease contract, dated June 2003 with effect as from December 2003, for another R$82.0 million in assets with a purchase option in the amount of R$3.0 million (we may receive R$3.0 million in December 2006 while HP uses equipment worth R$82.0 million free of charge). TNL recognized in June 2003 a provision for loss on these leased assets, in the amount of R$82.0 million;

(c) Due to the excess of book-value of excessive optic cables inventories, we recorded during 2003 a write-down to replacement costs of some fiber optic cables in the amount of R$37.1 million. These replacement values were calculated based on price quotations;

(d) The subsidiaries TNext and HiCorp’s deferred assets, totaling R$27.2 million, were fully written-off in the first quarter of 2003, due to the decision of selling IDC—Internet Data Center activity developed by TNext and centralizing the activities of HiCorp at Telemar, maintaining our focus on our main businesses;

(e) In 2003, after concluding a reconciliation with the banks and competent agencies, we complemented the provision for losses on tax incentives by some R$46.4 million, considering that we do not expect to recover the book-value of these assets; and

(f) In 2003, we recorded R$22.2 million of non-operating income as a result of equity adjustments in the earnings of our associated companies.

Employees’ Profit Sharing

The employees’ profit sharing is defined on an annual basis, according to the accomplishment of targets for increase in operating results, economic-value and cash-flow. In 2001, expenses with the provision for profit sharing recorded at December 31, 2001 amounted to R$28.4 million. In 2002, expenses with the provision for profit sharing recorded at December 31, 2002 amounted to R$130.9 million. In 2003, expenses with the provision recorded at December 31, 2003 amounted to R$118.4 million. The variation in employees’ profit sharing as a percentage of net income is due primarily to variability of results of our subsidiaries, as well as variability of the targets that we have negotiated with them.

Income Tax and Social Contribution

The composite statutory rate of income taxes was 34% for all three years. We recorded tax benefits in the amount of R$21.7 million in 2001, R$371.3 million in 2002, due primarily to a decline in income before taxes, from income of R$175.4 million in 2001 to a loss of R$655.1 million in 2002. In 2003 we recognized a tax benefit of R$112.6 million on income before tax of R$228.6 million.

The main variations occurred in 2003 are explained as follows: (i) in 2002 and 2003 we recorded a tax benefit of R$110.6 million resulting from the amortization of goodwill, see “—Fixed line services (Telemar)—Amortization of downstream merger goodwill;” (ii) in 2002 and 2003 the tax benefit of the interest on capital declared and recorded of R$227.2 million and R$213.9 million, respectively, which are totally tax deductible; (iii) some subsidiaries (Oi, HiCorp, TNL.Net, TNL Trading and ABS 52) did not recognize all of the income tax and social contribution credits on the tax loss and tax loss carryforwards, in the amount of R$185.3 million in 2002, because they did not have expectations of sufficient taxable profits to realize these credits, in 2003 the tax credits not recognized amounted to R$71.7 million; and (iv) fines, donations, gifts and non-deductible sponsoring totaled R$10.0 million and R$74.9 million in 2002 and 2003, respectively.

Minority Interests

We recorded minority interest expense of R$56.7 million, R$131.9 million and R$145.5 million in 2001, 2002 and 2003, respectively, which reflects the participation of Telemar’s minority shareholders in its net income or loss. The variations reflect fluctuations in Telemar’s net income.

Net Income

We had a net income of R$140.4 million in 2001, a loss of R$415.6 million in 2002, and a net income R$212.7 million in 2003.

Liquidity and Capital Resources

Uses of funds

Funds derived from operating cash flow are principally used for capital expenditures, debt reduction and payments of dividends to shareholders of TNL and Telemar. At the present date, the Company is scheduled to make approximately R$2.1 billion in capital expenditures in the course of 2004, of which approximately 55% will be used by Telemar, essentially for network improvements and new data transmission growth, approximately 40% by Oi, mainly for network capacity and IT systems development; and the remaining 5% by TNL Contax S.A.

Capital expenditures totaled R$10,042.0 million, R$2,013.4 million and R$1,682.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. The expenditures in 2001 were primarily related to the expansion of our network to meet Anatel’s targets two years ahead of schedule and to build a network for Oi. See “Item 4. Information on the Company—Capital Expenditures.” In addition, we paid dividends and interest on capital in the amount of R$386.5 million, R$386.6 million and R$565.4 million in 2001, 2002 and 2003, respectively. At our Annual Shareholders’ Meeting, the distribution of dividends and interest on capital in respect of 2003 fiscal year was approved. Management proposed to the Annual shareholders’ meeting the destination of R$800.0 million as dividends, of which R$458.1 million in the form of interest on capital. This proposal was approved on March 1, 2004 and payments distributed on March 8, 2004.

Sources of funds

TNL relies almost exclusively on dividends and interest on capital from Telemar to meet its needs for cash, including the payment of dividends to its shareholders. TNL controls the payment of dividends and interest on capital by Telemar, subject to limitations under Brazilian GAAP.

Our primary source of funds is cash flow generated from continuing operations of Telemar, net of taxes. Cash flows provided by operating activities were R$4,939.8 million in 2001, R$4,507.3 million in 2002 and R$5,609.5 million in 2003. We consider that cash flows provided by our operating activities should be sufficient for our expected cash requirements.

We also obtain cash through bank loans and other forms of financing. Disregarding the effects of our hedging agreements, we had R$11,307.6 million of total indebtedness at December 31, 2003, compared with R$12,219.8 million of total indebtedness at December 31, 2002. The main source of indebtedness are bank loans and vendor financing. We also have obtained R$878 million from the issuance of ten-year US$300 million non-convertible notes (“Senior Notes”) with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. We also have obtained a loan R$884 million with the Japan Bank for International Cooperation (“JBIC”). Net of our current cash position, our debt amounted to R$7,834.3 million at December 31, 2003, down 15.4% from R$9,261.7 million at year-end 2002. This decrease resulted principally from a R$1,102.2 million growth of cash flow from our operating activities and R$331.2 million reduction of capital expenditures.

Disregarding the effects of our hedging agreements, we had R$11,307.6 million of total indebtedness at December 31, 2003, compared with R$12,219.8 million of total indebtedness at December 31, 2002. Our total debt as of December 31, 2003, including debentures, was R$12,159.8 million, including the effect of the loss on swap operations of R$852.2 million.

Approximately 72.5% of our funded debt, disregarding the effects of our hedging agreements, at December 31, 2003, were denominated in foreign currency, which was approximately the same mix compared to December 31, 2002. After the effects of hedging, only 3.6% of our foreign debt was exposed to foreign currencies fluctuations.

The 2003 average annual interest rate on local currency debt, which totaled R$3,111.3 million (including debentures) at the end of the year, was approximately 15.1% per annum, representing 64.5% of average SELIC for the year. The average cost of our funded foreign currency debt, which totaled R$8,196.3 million, is LIBOR plus 5% per annum, for US dollar loans and 1.5% per annum for Japanese Yen loans. As of December 2003, approximately 81.3% of our financing bore interest at floating rates, before derivative agreements to swap obligations from floating to fixed rates.

In December 2000, Telemar renegotiated the terms of our bridge loan with BNDES and entered into the BNDES Facilies, 72.2% of which was denominated in reais (TJLP) and the balance in a basket of foreign currencies at December 31, 2003 and provides a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in January 2002 until final maturity of the BNDES Facilities in January 2008. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of

BNDES (TJLP) plus 3.85% per annum, and, on the foreign currency portion, the exchange variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined monthly by BNDES on a monthly basis. The BNDES Facilities require that we comply with certain financial covenants. As of December 31, 2003, we were not in compliance with some of these financial covenants set forth in the BNDES Facilities. Banco Itaú and Banco do Brasil, as leaders of the syndicate of lenders, and BNDES, granted us a temporary waiver in exchange for certain increases in the interest rate payable under the BNDES Facilities until January 1, 2005. See “Item 13. Defaults, Dividends Arrearages and Delinquencies.”

In December 2003, Telemar entered into a new credit agreement with BNDES to provide a credit line of up to R$520 million (the “2003 BNDES Facility”) to finance its investment program for expansion and operational improvements of the fixed line network for the years 2002 and 2003. In December 2003, the Company withdrew R$202.0 million under the 2003 BNDES Facility, 80.2% being subject to TJLP and 19.8% being subject to a basket of currencies. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES Facility in January 2011. The interest rate is determined quarterly by BNDES.

On June 1, 2001, we issued a five-year R$1.3 billion local, non-convertible debentures. We accrued interest in the amount of R$277.4 million in 2003 and R$245.5 million in 2002.

On December 18, 2003, TNL obtained R$878 million from the issuance of US$300 million of Senior Notes in the international market. These securities are remunerated at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a pre-payment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013.

On August 10, 2001, Oi issued, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to US$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with several other international banks. This facility has a five-year term of amortization from August 2004 to final maturity in August 2009, and bears a floating interest rate of quarterly LIBOR plus 3.3% to 5.5% per annum. On November 17, 2003, this facility was transferred from Oi to Telemar. See “Item 4. Information on the Company—Our business—Our history and development—Sale of Oi to Telemar.” At December 31, 2003, the outstanding debt on this facility was R$2.2 billion.

In January and February 2003, TNL entered into a loan agreement with the Japan Bank for International Cooperation (“JBIC”) for up to the Yen equivalent of US$250 million (Yen 29.8 billion) to finance the expansion of our telecommunications network. Outstanding principal amounts under the JBIC Facility bear interest at 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/EBITDA and EBITDA/interest expense.

We have also entered into a number of smaller vendor financing arrangements to support the purchase of equipment and services needed for the continuous expansion of our telecommunications network. Like the facilities described above, these vendor financing contain typical financing covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.

Although we strongly believe that this will not occur, in the case that credit lines cease to be available, we will need to reduce our investments to the extent of our available cash flow from operating activities, which has significantly exceeded our capital expenditure necessities for the last two years.

The following table shows our known contractual obligations:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short term debt	2,646,244	2,646,244
Long term debt	8,290,679		4,678,330	1,707,259	1,905,090
Debentures	1,222,861	15,661	1,207,200
Rights of use	496,028	42,758	85,515	85,515	282,240
Capital lease obligations	105,228	30,776	40,762	33,690
Operating lease	362,950	362,950
Purchase obligations	64,564	64,564

Total obligations	13,188,554	3,162,953	6,011,807	1,826,464	2,187,330

US GAAP Reconciliation

We have presented our Consolidated Financial Statements in accordance with Brazilian GAAP, which differs from US GAAP. The differences are described in Note 34 to the Consolidated Financial Statements. In 2001, US GAAP net loss was R$90.1 million compared to Brazilian GAAP net income of R$140.4 million. In 2002, US GAAP net loss was R$1,392.5 million compared to a Brazilian GAAP net loss of R$415.6 million. In 2003, US GAAP net income was R$976.7 million compared to Brazilian GAAP income of R$212.7 million.

As of December 31, 2001, shareholders’ equity under US GAAP was R$10,503.1 million, compared to R$10,023.3 million under Brazilian GAAP. Shareholders’ equity under US GAAP was R$8,785.7 million on December 31, 2002, compared to R$9,120.1 million under Brazilian GAAP. As of December 31, 2003, shareholders’ equity under US GAAP was R$8,792.2 million compared to R$8,544.6 million under the Brazilian GAAP.

The differences between Brazilian GAAP and US GAAP that most significantly effect net income and shareholders’ equity are the treatment of inflationary accounting methodology and indices, the corporate reorganization, pension and other post-retirement benefits, funds for capitalization, capitalization of interest and related depreciation, deferred charges, dividends and fair value of derivatives. For a detailed explanation of the difference between Brazilian GAAP and US GAAP, see Note 34 to the Consolidated Financial Statements.

The main effect in 2002 and 2003 refers to the fair value adjustment of derivative transactions, required by FAS No. 133. The main derivative transactions refer to swaps agreements that mitigate the risks of losses from foreign exchange rate variations. This adjustment, a loss of R$1,401.3 million in 2002 and a gain of R$1,475.3 million in 2003 will offset the financial expenses/income from foreign currency indebtedness if we maintain these agreements to maturity.

Item 6. Directors, Senior Management and Employees

TNL is managed by a Board of Directors (Conselho de Administração) and Executive Officers (Diretoria). According to TNL’s by-laws, members of the Board of Directors are appointed by TNL’s shareholders and Executive Officers are appointed by the Board of Directors.

Board of Directors

The Board of Directors is currently composed of eleven regular members and eleven alternates, each serving for a term of three years. The Board of Directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

At the TNL Ordinary Shareholders Meeting held on March 1, 2004, new members of the Board of Directors and their respective alternates were appointed for the next term, which means that new appointments may be done on the TNL Ordinary Shareholders Meeting to be held in 2007. Such appointment were made consistent with the requirements provided by the Brazilian corporate law which are described below:

(i) holders of preferred shares representing at least 10% of the total corporate capital of the Company may appoint 1 member to the Board of Directors and its respective alternate,

(ii) holders of common shares representing at least 15% of the total common shares with voting rights may appoint one member to the Board of Directors and its respective alternate,

In case items (i) or (ii) above do not occur, the holders of common shares and the holders of preferred shares may join their efforts and, if together they hold 10% of the total capital of the Company, they may jointly appoint one member to the Board of Directors and its respective alternate.

In any event, those rights may only be exercised by those shareholders that prove their continuous ownership during at least three months immediately before the occurrence of the Ordinary Shareholders Meeting.

Because no common or preferred shareholder held the requisite number of shares as described above, the multiple voting process was adopted for the appointment of members of the Board of Directors in accordance with the timely request by PREVI, one of our shareholders.

The following are the members of the Board of Directors and their respective positions.

Name	Position
Otavio Marques de Azevedo	Chairman
Carlos Francisco Ribeiro Jereissati	Director
Fersen Lamas Lambranho	Director
Jose Augusto da Gama Figueira	Director
Mauricio Borges Lemos	Director
Joao Carlos de Couto Ramos Cavalcanti	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Luiz Eduardo Franco de Abreu	Director
Jose Luiz de Cerqueira Cesar	Director
Luciano Galvao Coutinho	Director
Antonio Cortizas Noguerol	Director

The following are brief biographies of the members of TNL Board of Directors:

Otavio Marques de Azevedo, born on May 5, 1951, has served as the Chairman of TNL’s Board of Directors since October 29, 2003. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected a member of Anatel’s consulting board, acting as its chairman between February 2001 and February 2002. He is also the CEO of AG Telecom Participações, one of the major shareholders of Telemar Participações. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993.

Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of TNL’s Board of Directors since August 1998, including service as the Chairman of the Board of Directors from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003. He is an Executive Officer and has been a member of the Board of Directors of Telemar Participações S.A. since 1998. Mr. Jereissati served as Chairman of the Board of Telemar from November 1998 to September 2000. He served as member of the Board of Directors of BOVESPA, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of ABRASCE (Brazilian Association of Shopping Malls). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/Iguatemi) and is a member of the

Consultant Council of SECOVI (Union of the Companies engaged in the Purchase, Sale, Rental and Management of Residential and Commercial Real Estate of São Paulo). He holds a degree in economics from Mackenzie University of São Paulo.

Fersen Lamas Lambranho, born on October 11, 1961, was elected as an alternate member of TNL’s Board of Directors of the Company in August 1999, and has been serving as a regular member since August 2001, including service as the Chairman of the Board of Directors from August 29, 2001 to November 1, 2002. He has also served as a member of the executive board of Telemar Participações S.A. since August 25, 1999. He is also partner of GP Investmentos S.C. Ltda. and member of the Board of Directors of many companies such as Playcenter S.A., ABC Supermercados S.A., Lojas Americanas and São Carlos Participações e Investimento. Before being appointed to the TNL Board of Directors he served in several positions at Lojas Americanas S.A., including the CEO from 1996 to 1998. He holds a BSc. in Engineering and an MBA from COPPEAD (Instituto de Pós Graduação e Administração de Empresas), both from Universidade Federal do Rio de Janeiro and also an OPM (Owner’s President Management Program) from Harvard Business School in 1996.

Jose Augusto da Gama Figueira, born on September 20, 1947, served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a member of the Board of Directors. He also served as a member of the Board of Directors of Telemar Norte Leste S/A since May 22, 2002, president of Instituto Telemar since August 2001, and Officer of Telemar Participações S/A since June 1999. He served as Officer of Pegasus Telecom, a company part of the Andrade Guetierrez group, from July 1997 to August 1999, and member of the Audit Committees of TELEST, TELEPISA and TELEAMAZON from April to December 1999. He holds a degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a post graduate degree (lato sensu) in Business Administration from Fundação Getúlio Vargas (1996-1997).

Maurício Borges Lemos, born on April 14, 1951, has served as a member of TNL’s Board of Directors of the Company since February 26, 2003. Mr. Lemos holds a bachelor degree in Economics from the Federal University of Minas Gerais. He received his MSc. and PhD. in Economics from the State University of Campinas (Unicamp) in 1977 and 1988, respectively. Mr. Lemos has been a professor of the Economics School at the Federal University of Minas Gerais (Face/UFMG) since 1991. He was a professor of economics in the Social Sciences Basic Course of UFMG in 1976, and member of the faculty of Centro de Desenvolvimento e Planejamento Regional (Regional Development and Planning Center—Cedeplar) of this university from 1977 to 1981. He was a professor of the Masters course of Cedeplar in 1982, in 1986-1991 and in 2000. In 2003, he joined BNDES as officer in charge of the Industrial Area. In 2002, he served as Secretary of Government, Planning and General Coordination of the Municipality of Belo Horizonte, State of Minas Gerais, where he also held other positions as a Municipal Secretary (Social Policy Coordinator, from 2001 to 2002, and Planning, from 1993 to 2000).

Joao Carlos de Couto Cavalcanti Ramos, born on May 9, 1951, was appointed as an alternate member of TNL’s Board of Directors on February 26, 2003, and has served as a regular member since October 29, 2003. He holds a bachelor degree in Economics and a doctorate degree in Production Engineering from Universidade Federal do Rio de Janeiro—UFRJ. In 1974, he joined Banco Nacional de Desenvolvimento Econômico e Social—BNDES, where he held several executive offices, such as Finance and International Area Department Head and Industrial Projects Superintendent. Since February 2002, he holds the position of Infrastructure Superintendent with BNDES.

Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, has served as a member of TNL’s Board of Directors since March 1, 2004. He was elected Superintendent Director in October 2002 after being elected Vice-President of Operations (COO) in December 2001. He has a degree in Psychology from the Catholic University of Minas Gerais (1976) and has masters degrees in Organizational Management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984). He has worked at Acesita (1974), at the Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years, as a member of the Executive Committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as Managing Director of the Northern Region.

Luiz Eduardo Franco de Abreu, born on May 4, 1960, has served as a member of TNL’s Board of Directors since February 26, 2003. He has also been serving as a member of the Board of Directors of Telemar Participações S.A. since February 26, 2003. Mr. Abreu has been Vice-President of Finance, Capital Markets and Investor Relations with Banco do Brasil since January 29, 2003. He served as a member of the Audit Committee of ITAÚSA Investimentos Itaú S.A., Chairman of the Boards of Directors of Cartoes BRB S.A. and BRB Banco de Brasilia S.A., member of the Board of Directors of CIBRASEC, member of the Deliberative Board of ABECIP and the Executive Board of Federação Brasileira de Bancos (“FEBRABAN”). His prior positions include Chief Executive Officer of BRB Banco de Brasilia S.A., Financeira and Distribuidora de Títulos e Valores Mobiliarios (“DTVM”), Chief Operations Officer of ORMEC Engenharia Ltda., Chief Finance Officer of GFC Global Finance Consulting S.C. Ltda., and Chief Operations Officer of Pacific do Brasil Comercio Exterior Ltda. Mr. Abreu holds a B.A. in Business Administration from the Universidade Federal do Rio de Janeiro, with a specialization in Finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”) and a degree in Business Administration from Duke University.

Jose Luiz de Cerqueira Cesar, born on September 4, 1957, has served as a member of TNL’s Board of Directors since March 1, 2004. He graduated in Electronic Engineering from Escola Politécnica—Universidade de São Paulo. He worked for several financial and banking institutions: ITAU, BNB, UNIBANCO, BCO 24 HORAS, BM&F, and in 2003 joined Banco do Brasil, where he serves as Vice President, Technology and Infrastructure. He has 24 years’ experience in structuring electronic banking and finance activities, including information technology, applications, service and relationship processes for a diversified range of customer groups and segments. His accomplishments in this area include: implementation of the National Financial System Network; clearing houses; foreign exchange; derivative instruments and assets of the Brazilian Payment System; several banking market projects and products in connection with banking e-channels, branches, telephone banking, Internet, back office, electronic integration among banks, companies and government, credit card networks and transaction capture (VISA, MASTERCARD, AMEX, SHELL). He is currently responsible for the Technology and Infrastructure area, comprising IT, operation logistics, purchasing, assets, engineering, and Web site security and management.

Luciano Galvao Coutinho, born on September 29, 1946, has served as a member of TNL’s Board of Directors since April 2001. He was Secretary General of the Ministry of Science and Technology from 1995 to 1998 and President of the Regional Economy Council of São Paulo from 1984 and 1990. He serves as consultant for the Research Support Foundation of the State of São Paulo—FAPESP, consultant for the National Council of Scientific and Technological Development—CNPq, assistant of the Administrative Development Foundation of São Paulo—FUNDAP, consultant of the National Science Foundation—NSF in the United States, permanent member of the Forum of Studies of the SEBRAE in São Paulo and member of the Consulting Committee of the Brazilian Quality and Productiveness Institute. He is a professor of the Economics Institute of UNICAMP. He holds a degree from the Business and Economy School of the University of São Paulo, a masters in economics from the Economic Research Institute of the University of São Paulo and a Ph.D. in economics from Cornell University.

Antonio Cortizas Noguerol, born on December 13, 1962, has served as a member of TNL’s Board of Directors since April 2000. From 1994 to 1998, he served as Executive Officer of the Pension Fund for Employees of Banco do Brasil. He served as Chairman of the Board of the National Syndicate for Private Pension Funds—Sindapp, from 1996 to 1998. He served as Regional Officer of the Brazilian Association for Private Pension Funds—Abrapp, between 1997 and 1998. He served as a member of the Board of Directors for the Band B operating mobile telephone companies Americel S.A. and Telet S.A. from 1997 to 1999 and has served as a member of the Board of Directors of Tigre S/A—Tubos e Conexões since 1997. He received a law degree from the School of Law of the University of São Paulo in 1990. He completed a graduate program at the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania in 1996.

Executive Officers

The by-laws of TNL provide that the Executive Officers shall consist of one President (CEO), one General Superintendent Officer, and up to four other Officers. The Executive Officers are to be elected by the Board of

Directors for a term of three years and may be removed from office at any time. The current Executive Officers were appointed for a three year term at the TNL Board of Directors Meeting held on March 4, 2004 and will serve until the first Board of Directors meeting following the Ordinary Shareholders Meeting in 2007.

The following are the Executive Officers and their respective positions.

Name	Position
Ronaldo Iabrudi dos Santos Pereira	President (CEO)
Luis Eduardo Falco Pires Corrêa	General Superintendent Officer
Marcos Grodetzky	Chief Financial Officer, Investor Relations Officer
Julio Cesar Pinto	Officer

Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, was elected Superintendent Officer in October 2002 after being elected Vice-President of Operations (COO) in December 2001, and has served as a member of TNL’s Board of Directors since March 1, 2004 and as CEO since March 4, 2004. He joined TNL in November 1999 as Managing Director of the Northern Region. He has a degree in Psychology from the Catholic University of Minas Gerais (1976) and has masters degrees in Organizational Management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984). He has worked at Acesita (1974), at the Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years, as a member of the Executive Committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997.

Luiz Eduardo Falco, born on August 13, 1960, was elected General Superintendent Officer in October 2002 after being elected President of Oi in October 2001, and currently acts as TNL’s General Superintendent Officer. He previously worked at Transportes Aéreos Marilia—TAM, where he held several positions such as Production Manager, Director of Technology and Vice President of Marketing and Sales. He received a degree in aeronautical engineering from Instituto Tecnológico da Aeronáutica—ITA and has taken continuing education courses in marketing and finance at Fundaçao Getúlio Vargas.

Marcos Grodetzky, born on November 24, 1956, was elected to serve as an Executive Officer on October 2, 2002, when he also became responsible for the Company Treasury and was elected Investor Relations Officer. Since March 24, 2004, he has been CFO of the Company, a position that is held at the same time with the CFO position at Telemar. Mr. Grodetzky holds a degree in Economics from UFRJ, and from 1979 to 1991 was a financial executive with Citibank, where he held several positions and was eventually appointed Vice-President. Prior to this, he was Vice-President in the financial area of Banco Nacional/Unibanco, Banco Safra and a partner in MJ Partners, a management consultancy firm.

Júlio Cesar Pinto, born on October 7, 1951, was elected to serve as an Executive Officer on October 2, 2002, when he also assumed responsibility for the Company Controllership. Mr. Pinto held several positions in the financial area of large companies such as MRS Logística, ATL—Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a degree in Accounting from Faculdade Moraes Júnior, and took several additional courses in the US, including the Stanford University Financial Management Program Xerox Corporation Middle Management Program, and Citibank N.A. The Bourse Game.

Fiscal Council (Conselho Fiscal)

The Fiscal Council (Conselho Fiscal) of TNL consists of five effective members and five alternates, elected pursuant to a shareholders’ meeting for a term of one year. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary, in case of extraordinary circumstances. The Fiscal Council operates according to the relevant provisions set forth in the by-laws of the company.

The following are the Members of the Fiscal Council.

Name	Position
Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Ricardo Malavazi Martins	Effective Member and Representative of Holders of Preferred Shares
Luiz Mariano de Campos	Effective Member and Representative of Minority Shareholders

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$16.9 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.

TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “Pension Benefit Plans.”

According to TNL’s by-laws, the aggregate amount of compensation paid to each effective member of the Fiscal Council equals 10% of the average compensation of TNL’s executive officers.

TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.

Options to Purchase Securities from TNL

In July 2000, May and October 2001, we established stock option plans whereby 250.3 million, 1,449.3 million and 1,196.6 million TNL Preferred Shares were respectively reserved for a selected group of our executives. The options are exercisable at varying dates, on a cumulative basis up to 5 years, limited to 18% a year. Options become fully exercisable after the fifth year. See Note 26(h) to the Consolidated Financial Statements.

Share Ownership

The Common and Preferred Shares held by our directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about our stock option plan, see “—Compensation” and “—Options to Purchase Securities from TNL.”

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

All operating telecommunications companies that formerly belonged to the Telebrás System, including Telemar, sponsor private pension and health insurance plans, which are administered by SISTEL. We sponsor two defined benefit private pension plans (PBS Telemar and PB-CT) and one defined contribution plan (TelemarPrev), all of which are administered by SISTEL. See Note 29(a) to the Consolidated Financial Statements.

PBS Telemar

At the time of the SISTEL restructuring, the benefits plan “PBS-Telemar” was introduced and the rights established in the previous SISTEL plans (“PBS”) were maintained. In addition to the monthly income supplementation benefit, medical care is provided to retired employees and their dependents, on a shared cost basis.

PBS Telemar had total assets of approximately R$164.5 million as of December 31, 2003.

This plan is being discontinued as no new members are being admitted. In March 2001, the final period for motivated migrations, 96% of active members had migrated to the TelemarPrev plan. See “—TelemarPrev.”

PB-CT

On November 21, 2002, the Secretary of Supplementary Pensions approved the merger of PB-CT into Telemar’s private pension plan or Plano de Previdência Privada (“Telemar Prev”). See Note 29(a)(ii) of the Consolidated Financial Statements.

TelemarPrev

As of September 2000, we began sponsoring TelemarPrev, a defined contribution private pension plan administered by SISTEL.

The members of TelemarPrev have two categories of benefits: (i) risk benefits: funded according to the defined benefit method, and (ii) programmable benefits: funded according to the defined contribution method. See Note 34 (c) of the Consolidated Financial Statements. We did not make any contributions to the plan in 2003.

Employees

As of December 31, 2003, we had a total of 37,690 employees of which 8,668 worked for Telemar. All our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance. This breakdown relates to employees of Telemar. As of December 31, 2003, the other relevant subsidiaries had 29,022 full-time employees: 28,032 at Contax (our call center subsidiary) and 990 at Oi.

The following table provides our breakdown of employees by main category of activity and geographic location in TNL as of the dates indicated:

	Year ended December 31,
	2001	2002	2003
Total number of employees	27,298	29,047	37,690
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	8,138	5,195	4,717
Sales and Marketing	5,049	2,785	2,517
Administrative Support	1,138	2,003	1,742
Corporate Management, Budget and Finance	1,157	1,222	1,322
Contact Centers	11,816	17,842	27,392
Number of employees by geographic location:
Rio de Janeiro	12,394	11,097	14,818
Regional Minas:
Minas Gerais	5,070	5,793	7,261
Espírito Santo	407	360	277
Regional Bahia:
Alagoas	171	129	104
Sergipe	143	108	89
Bahia	3,077	3,571	4,165
Regional Pernambuco:
Rio Grande do Norte	239	208	162
Paraíba	244	230	181
Pernambuco	1,792	1,957	2,241
Regional Ceará:
Amazonas	221	159	136
Roraima	44	29	24
Pará	391	295	240
Amapá	50	36	31
Maranhão	219	177	153
Piauí	192	141	120
Ceará	2,644	2,639	4,167
São Paulo		2,118	3,283
Porto Alegre			147
Brasília			91

During 2003, our primary target in relation to our employees has been to focus employee efforts and loyalty toward the collective objectives of the business and operations of TNL as a whole instead of the objectives of any specific subsidiary. We invested approximately R$34.0 million in education and training of our employees during 2003 and created the Telemar University Project to train and motivate our employees.

Approximately 29% of all employees are members of state labor unions associated either with the Federal Association of Telecommunications Employees (Federação Nacional dos Trabalhadores em Telecomunicações) (“Fenattel”) or with the Inter-state Association of Telecommunication Employees (Federação Interestadual dos Trabalhadores em Telecomunicações) (“Fittel”). Some employees in particular job categories are affiliated with other unions specific to such categories. We negotiate separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and in each local labor union on the other. Telemar’s collective bargaining agreement will expire on November 30, 2004. See “Item 8. Financial Information—Legal Proceedings—Labor Proceedings.” We have never experienced a strike that had a material effect on our operations.

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

The profit sharing plan relating to the years ended December 31, 2001, 2002 and 2003 reached 11,500, 9,103 and 9,978 employees, respectively.

Career and Salary Plan

Our career and salary plan is organized according to the Hay Methodology. The plan is structured so as to take into account the employees’ knowledge, problem solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with our cost management policies.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

We have two classes of share capital outstanding, Common Shares and Preferred Shares. Only the Common Shares have full voting rights. The Preferred Shares have limited voting rights. See “Item 10. Additional Information—Organization—Voting Rights.” As of December 31, 2003, Telemar Participações owns 53.17% of our Common Shares. Accordingly, Telemar Participações is able to control the election of TNL’s Board of Directors, its direction and future operations. See “—Telemar Participações Shareholders’ Agreements.”

The following table sets forth information concerning the ownership of Common Shares by Telemar Participações and by other shareholders holding five percent or more of our Common Shares as of December 31, 2003. Except for the shareholders listed below, we are not aware of any other shareholder of TNL owning more than five percent of our Common Shares.

TNL Shareholders	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Telemar Participações S.A.	69,218,503,788	53.17
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,731,214,191	5.17

The following table sets forth information concerning the ownership of the common voting stock of Telemar Participações as of December 31, 2003.

Telemar Participações Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Shares
BNDES Participações S.A.—BNDESPar	858,225,280	25.0
Fiago Participações S.A.	683,147,324	19.9
Lexpart Participações S.A.	387,059,601	11.3	*
L.F. Tel S.A.	387,059,601	11.3	*
Asseca Participações S.A.	387,059,601	11.3	*
AG Telecom Participações S.A.	387,059,601	11.3	*
Brasil Veiculos Companhia de Seguros	171,645,056	5.0
Brasilcap Capitalização S.A.	171,645,056	5.0

*	Rounded up from 11.275%

The following is a brief description of the major shareholders of Telemar Participações as of December 31, 2003:

AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which manages telecommunications business of such group. Currently, this group is focusing on four core businesses: (a) heavy construction throughout Brazil, Portugal, and other Latin American countries; (b) public concessions in Brazil (primarily highways and water treatment); (c) telecommunications in Brazil and (d) real estate enterprises in Brazil.

ASSECA PARTICIPAÇÕES S.A. is a company of the Macal group, which holds shares in several companies, principally in the telecommunications area, including Mcom Wireless S.A. (trunking and radio services), Shoptime S.A. (a television sales channel), Multicanal Participações S.A. (cable television) and Almax Alumínio S.A.

BNDES PARTICIPAÇÕES S.A.—BNDESPar is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade, dedicated to offering long-term financing to developmental entrepreneurial activities. BNDESPar is dedicated to strengthening the capital structure of private companies. See “Related Party Transactions—BNDES Facilities.”

BRASIL VEÍCULOS COMPANHIA DE SEGUROS is a company created in March 1997 from the association of Banco do Brasil—Banco de Investimento S.A. and Sul América, the corporate purpose of which is to engage in the automobile insurance business. This partnership allowed Banco do Brasil to participate in the insurance market. Brasilveículos is ranked eighth in the Automobile Sector National Ranking par group with a 4.1% market share.

BRASILCAP CAPITALIZAÇÃO S.A. is a company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford Capitalização and Companhia de Seguros Aliança da Bahia and has business in the capitalization market. The company has been operating for eight years and has been a market leader for the past six years. In November 2003, Icatu Hartford Capitalização transferred its shares to Icatu Hartford Seguros. Since its establishment, the company has already sold nine million account certificates (títulos de capitalização), currently has more than two million active certificates and has distributed more than R$350 million in prizes in connection with such certificates.

FIAGO PARTICIPAÇÕES S.A. is a holding company controlled by the pension funds PREVI, TELOS, FUNCEF, SISTEL and PETROS, formed to hold certain equity investments of those funds.

LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar group, which operates in Brazil and in other countries in Latin America. The Inepar group offers telecommunications, energy and construction services.

L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the South and Southeastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in B and B Wireless Operators, Americel and Telet, which were sold in 2001. A current member of our Board of Directors, and a former Chairman of our Board of Directors, Carlos Francisco Ribeiro Jereissant, is the CEO of The Jereissati Group.

The rights of the shareholders Fiago and Lexpart to appoint members of our Board of Directors and Board of Executive Officers are temporarily suspended by Anatel pending resolution of administrative proceedings related to limitations on cross-holding of telecommunications companies in Brazil. See “Item 8. Financial Information—Legal Proceedings—Tax and Administrative Proceedings.”

Telemar Participações Shareholders’ Agreements

On July 28, 1999, the shareholders of Telemar Participações signed a shareholders’ agreement. The shareholders’ agreement outlines the (i) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar Participações; (ii) conditions which would constitute a burden on the shares or subscription rights; and (iii) appraisal rights in the case of an assignment of shares of Telemar Participações in the event of a transfer of control of the shareholder.

On August 3, 1999, the shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines the (i) rules in regard to voting rights during the general meetings of Telemar Participações which deal with subjects related to the management of Telemar Participações; (ii) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (iii) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) installation of the executive committee responsible for giving support to the Board of Directors; (v) rules for the reelection of the members of the Board of Directors and Executive Officers and (vi) guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.

Record Holders of ADSs

In the United States, the Preferred Shares trade in the form of American Depositary Shares (ADSs), each representing 1,000 Preferred Shares, issued by The Bank of New York, as depositary (the “Depositary”), pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the New York Stock Exchange (“NYSE”) on November 16, 1998 under the symbol TNE. As of April 30, 2004, we had 117,025,757 outstanding ADSs, held by 187 record holders, representing 117,025,757,000 Preferred Shares. As of such date, the number of Preferred Shares represented by ADSs constituted 44.1% of the total amount of Preferred Shares outstanding and 29.4% of TNL’s total capital.

Related Party Transactions

Set forth below is a description of the related party transactions that are material to TNL and of the loans made by TNL to its subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties, see Note 30 to the Consolidated Financial Statements.

Telemar Management Services Agreement

At an extraordinary meeting of the shareholders of TNL held on November 30, 1999, without the voting of the controlling shareholder Telemar Participações, holders of the Common and Preferred Shares approved a management services agreement between the 16 former operating subsidiaries in each state in Region I and Telemar Participações, as contemplated by the Concession Agreement. The management services agreement was effective until December 31, 2003. The agreement and relevant fee has not been renewed or approved as of the date of this report. We are not certain whether such management services agreement will be renewed, or the terms of any such renewal, but the terms of any such agreement will require the approval of a majority of our shareholders at an extraordinary general meeting. Telemar Participações’ remuneration for providing management services under the management services agreement was a percentage of consolidated net revenues of Telemar as follows: 1% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003. The payment made to Telemar Participações under the management services agreement for the year 2003, in the amount of R$25.4 million, was recorded as general and administrative expenses. See Note 30 to the Consolidated Financial Statements.

Loans between TNL and its Subsidiaries

TNL makes loans to its subsidiaries to provide them with working capital for their operating activities. The loans bear the same costs that TNL bears in its own loans and have terms and conditions generally similar to loans made by TNL to unrelated third parties.

As of December 31, 2003, the aggregate indebtedness of TNL’s subsidiaries to TNL, was R$2,745.0 million, the majority of which was represented by a R$2,466.5 million loan to Telemar. As a result of Oi’s acquisition by Telemar, the indebtedness of Oi to TNL was transferred to and assumed by Telemar. See “Item 4. Information on the Company—Our business—Our history and development—Sale of Oi to Telemar.”

Pegasus Telecom S.A.

On December 27, 2002 Telemar acquired 93.27% of the shares in Pegasus Telecom S.A., including preferred shares held by TNL that represented 24.4% of Pegasus’ share capital. On February 19, 2003 Telemar acquired the remaining 6.73% of Pegasus’ shares, and accordingly holds 100% of its share capital. Historically, Pegasus’ primary purpose was the operations, marketing, project development, execution and rendering of data transmission services in Regions II and III. Our acquisition of Pegasus has enabled us to win important corporate contracts by offering data transmission services in Brazil on a nationwide basis. See Note 1(b) to the Consolidated Financial Statements.

BNDES Facilities and 2003 BNDES Facility

In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Telemar, also referred to as the PSTN Subsidiaries, entered into a bridge loan agreements with BNDES, the controlling shareholders of BNDESPar, which holds 25% of Telemar Participações’ voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the SELIC base rate plus 6.5% per year.

In December 2000, Telemar renegotiated the terms of these bridge loan agreements replaced them with the BNDES Facilities. The BNDES Facilities, 72.2% of which was denominated in reais (TJLP) and the balance in a basket of foreign currencies at December 31, 2003, provide a credit line of up to R$2.7 billion, payable in equal monthly installments beginning in January 2002 with final maturity in January 2008. See “Item 5. Operating and Financial Review and Prospects—Sources of Funds” and “Item 13. Defaults, Dividends Arrearages and Delinquencies.”

In December 2003, Telemar entered into the 2003 BNDES Facility to finance its investment program for expansion and operational improvements of the fixed line network for the years 2002 and 2003. In

December 2003, the Company drew down R$202 million under the 2003 BNDES Facility. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES Facility in January 2011. The interest rate is determined quarterly by BNDES. See “Item 5. Operating and Financial Review and Prospects—Sources of Funds.”

As of December 31, 2003, R$2,439.6 million (included accrued, unpaid interest) was outstanding in the BNDES Facilities and the 2003 BNDES Facility. See “Item 3. Key Information—Risk factors—Risks relating to our business” and “Item 5. Operating and Financial Review and Prospects—Sources of Funds.”

Investment and Agreement with iG

Through our subsidiary TNL.Net Participações S.A, we indirectly hold shares representing 17.6% of the total equity of Internet Group do Brasil Ltda. (iG), owner of the iG Internet portal, which has among its shareholders some related parties with major shareholders of Telemar, such as Global Internet Investment (related to Asseca Participações) and Andrade Gutierrez Contractors (related to AG Telecom Participações). See “Item 4. Information on the Company—Our History and Development—TNL.Net Participações. The iG Internet portal is the second largest Internet portal in terms of access volume in Brazil as of August 31, 2003, according to the Brazilian research institute, “IBOPE.” On May 18, 2004, we announced our intention to sell all of our shares in iG to Brasil Telecom S.A. Such sale is subject to negotiation of final contractual terms and completion of due diligence procedures. The shares to be sold to Brasil Telecom S.A. have been valued at approximately US$17.5 million. We continue to evaluate potential opportunities to acquire or build an internet service provider. All the agreements between iG and Telemar will continue until the completion of their term in December 2005 even if the sale of our stake in iG to Brasil Telecom S.A. is successful.

Transfer of the Company’s shares in Oi to Telemar

On May 30, 2003, TNL sold to Telemar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value evaluation performed by an independent public accounting firm. See “Item 8. Financial Information—Legal Proceedings—Civil Litigation—Sale of Oi to Telemar.”

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

Liability for any claims arising out of acts committed by the former operating companies in each state prior to the effective date of the spin-off of the operating company’s wireless assets and liabilities to the newly formed wireless companies remains with the operating companies, which following our reorganization are part of the Telemar, except for labor and tax claims (for which the former operating subsidiaries and the newly formed wireless companies are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to the newly formed wireless companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed wireless companies have contribution rights against the former operating subsidiaries with respect to the entire amount of any payments made by the newly formed wireless companies in connection with any claims brought against the newly formed wireless companies and relating to acts committed by the state subsidiaries prior to the effective date of the spin-off, not related to the assets of the former operating subsidiaries.

Composition of our contingency provisions is as follows:

	Year ended December 31 (in millions of reais)
	2003	2002
Nature
Labor	409.3	260.9
Tax	563.4	1,294.0
Civil	234.1	237.3
Total	1,206.8	1,792.2

Our contingency provisions are subject to monetary restatements, on a monthly basis.

In May 30, 2003, the Brazilian federal government issued Law 10.684, permitting companies that renounce administrative and judicial federal tax claims to pay their debts in 120 to 180 monthly installments. Considering that we had many contingencies with the national treasury and INSS considered as “probable,” and the fact that these debts are restated based on the “TJLP” (long-term interest rate historically, lower than CDI or the Brazilian Central Bank’s “SELIC” rate; the later mainly used to restate tax debts), we decided to reduce our risks, restatement expenses and all the sanctions related to maintaining these disputes.

In June and August 2003, the Company subscribed R$1,008,594 of debts with the national treasury and INSS, of which R$805.2 million had been recorded as provision for contingencies. For more details of the REFIS program, see Note 23 to the Consolidated Financial Statements.

For a detailed description of our provisions for contingencies see Note 24 to the Consolidated Financial Statements.

Labor Proceedings

The material labor proceedings to which we are a party are listed below:

Dangerous Work Conditions Premium

Under Brazilian law, employees working in dangerous conditions, as defined in applicable laws, are entitled to payment of an extra amount equal to 30% of their basic salary as a dangerous work conditions premium. The specific statute grants such premium only to employees of electric-related companies. However, Brazilian case law has extended this right to employees of telecommunication-related companies as well. There are significant claims pending against us relating to this dangerous work conditions premium arising from an adjustment to the amount payable under trade union agreements for employees working within an environment considered to be dangerous, principally to the partial exposure close to high-tension electric installations and from the integrality of such extra amount. As of December 31, 2003, the total amount of provisions that we have made in connection with those claims was R$84.9 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Equalization of Salary Scales

We have claims against us to equalize salary scales among certain employees who do the same work, within a given period of time, with the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money because it relates to the difference in monthly salaries for an entire period. In addition, the proceedings usually depend on questions of evidence and the court’s interpretation of the evidence. As of December 31, 2003, the total provision that we have for probable losses on these lawsuits was R$48.2 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Indemnification

We are currently defending numerous lawsuits have been filed against the Company relating to reimbursement or indemnification for supposed harm that occurred during employment terms. The nature of the claims are diverse, including but not limited to: accidents at work, provisory stability, moral damages, reimbursement of discounted amounts from paycheck, as well as child care allowance and productivity standards provided in collective bargaining agreements. These claims depend on specific actions by the employees, and may be decided in several different ways depending on the evidence presented in the respective lawsuits. As of December 31, 2003, the total amount of provision for such claims, including all related procedures, is R$53.1 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Overtime

We are currently defending numerous claims for payment of overtime that have been filed against the Company. The claims allege that we have underpaid special compensation due for hours worked over the regular schedule. The claims also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted to such employees by law. As of December 31, 2003, the total amount of provision for those type of claims, including all related procedures, is R$140.2 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Subordination

There are several lawsuits pending against Telemar brought by former employees of companies that render services to Telemar where Telemar was involved with the recruiting of such former employees. Because of its involvement, Telemar may be jointly charged for labor claims eventually due and not paid by those companies. Telemar’s actual liability for such claims will only be realized if the financial resources of the primarily liable companies are insufficient to liquidate such claimed amounts. As of December 31, 2003, the total amount of provision for those type of claims, including all related procedures, is R$64.3 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Other claims

Other lawsuits also exist against Telemar, including but not limited to, claims of PIRC—Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual), rescission fine resulting from recomputation of the balances of FGTS, recomputation of inflation adjustments on salaries, participation on profit distributions, health and hazard allowance and additional allowance for time served. As of December 31, 2003, the total amount of provision for such claims, including all related procedures, is R$18.6 million. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such claims.

Tax and Administrative Proceedings

The material tax and administrative proceedings to which we are a party are listed below:

Anatel rate adjustment dispute

Telecommunications service rates are subject to comprehensive regulation by Anatel. The concessions of the regional fixed-line companies provide for a price cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price cap mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. Interconnection charges are also adjusted annually.

On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long distance services and network usage as provided for in the Concession Agreement. The approved rate increases were equal to an average of 28.75% on local services, 24.85% on domestic long distance services and 10.54% on international long distance services. The rate adjustments applied to all telecommunications companies and gave rise to a number of judicial claims throughout Brazil questioning the adjustments. In light of the large number of claims and the different preliminary judgments rendered by the courts with respect to individual lawsuits, Telemar filed a motion with the Superior Court of Justice, to decide which court would be competent to decide this matter on a nationwide basis. The Superior Court of Justice made a preliminary determination that the Second Federal Court of Ceará (Segunda Vara Federal do Ceara) would be competent to issue a decision on a nationwide basis. On July 11, 2003, the Federal Judge in charge of the Second Federal Court of Ceará issued an injunction and provisionally ordered that, pending the court’s final ruling, rates were to be adjusted based on the accumulated IPCA Index variation over 12 months prior to May 2003 (amounting to an average increase of approximately 17.24%). During such period, the difference between the IGP-DI Index and the IPCA Index was approximately 12.81%. Although such decision was still being challenged, on July 12, 2003, Telemar readjusted its rates downward according to the IPCA Index effective retroactively to June 29, 2003 in accordance with the decision.

On August 27, 2003, this injunction was overturned by a final decision of the Superior Court of Justice (Superior Tribunal de Justica), which stated that the Second Federal Court of the Federal District (Segunda Vara Federal de Brasilia) was the only competent court to decide the issue on a nationwide basis.

On September 11, 2003, the Second Federal Court of the Federal District issued a new injunction stating that the rate adjustments should be based on the IPCA Index and not the IGP-DI Index as set forth in the concession agreements of the regional fixed-line telecommunications companies.

All of the incumbent fixed-line telecommunication companies have filed appeals against such decision to apply the rate adjustment based on the IPCA Index. No final ruling has yet been rendered in this matter. See “Item 5. Operating and Financial Review and Prospects—Rate Readjustments.”

Administrative Proceeding before Anatel and CADE

We are party to an administrative proceeding filed with Anatel and the Brazilian Antitrust Regulatory Agency (“CADE”) against Telemar on April 15, 2002, whereby Embratel and Intelig alleged that Telemar engaged in anti-competitive practices. They claim that Telemar abused its dominant market position, by making use of cross-subsidies from its local to its long distance business and practicing price discrimination with regard to the utilization of its local network by the long distance operators. We believe that their claims lack merit. Embratel and Intelig sought a preliminary injunction which would suspend any new authorizations granted to regional fixed-line service providers which anticipated network expansion and universal service targets of December 31, 2003 until a final decision of the claim. Anatel and CADE have denied the request for a preliminary injunction. Moreover, Anatel has released a technical report stating that there was no finding of anti-competitive conduct. CADE will issue a decision judging such technical report and the requests made.

PIS and FINSOCIAL offset

Telemar maintains a provision for the offset of PIS and FINSOCIAL credits against other taxes under the administration of the Federal Reserve Secretary (Secretaria da Receita Federal) realized in the period from May 1999 to May 2000. In 2003, the basis for calculating these offsets were revised by the administration, and the amount of probable loss monetarily restated to R$96.3 million. See Note 24 (d) (viii) to the Consolidated Financial Statements.

PIS and Social Security Financing Contribution (“COFINS”)

Since December 31, 2002, when Law no° 10.637 was published, Telemar has been paying the installment relating to the broadening of the calculation basis of the PIS and the provisioned and due amounts are restated on a monthly basis until December 31, 2002. In relation to the COFINS, the amounts referring to the broadening of the calculation basis, determined as of February 28, 2003, are also provisioned and monetarily restated. In June 2003, R$78.5 million of judicial deposits relating to these claims were released in favor of the government, following unfavorable judicial decisions against Telemar.

Telemar opted to join the REFIS program (a program to facilitate the payment of amounts due on taxes). Telemar subscribed to the REFIS program tax debts of R$425.8 million of PIS and COFINS due in the period prior to February 28, 2003. Another R$3.4 million have been released in favor of the government from judicial deposits.

In October 2003, we obtained an unfavorable decision in response to a judicial request to maintain questionings of periods prior to and similar to these matters that we were forced to renounce in order to adhereto the REFIS program, we collected spontaneously R$136.3 million. This amount relates to the questionings of the increase of the tax rate and the broadening of the tax calculation basis of the COFINS for the period after February 28, 2003. At the moment, these taxes are collected on a monthly basis by TNL and its subsidiaries. See Note 24 (d) (i) to the Consolidated Financial Statements.

Brazilian Value Added Tax (“ICMS”) Due on Installation and Related Services

On June 19, 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement in the scope of the ICMS to reach additional services to basic telecommunications services is questionable because (i) State Departments have acted beyond their authority, (ii) such an interpretation reaches services that are not considered telecommunications services, and (iii) such interpretation cannot be applied on a retroactive basis.

Upon the publishing of Agreement 69, Telemar filed a petition of writ of mandamus against the levying of ICMS for installation and registration services (the main profits being discussed), and monthly recorded the provision and currency adjustment. Between March and May 2003, Telemar succeeded in having judgments made final and unappealable on lawsuits it brought against the States of Sergipe (May 2003), Amazonas (March 2003) and Amapa (April 2003), in which the unconstitutionality of the charge of ICMS was determined. Since

1999, our former fixed-line operating subsidiaries which are now a part of Telemar, were served notices of infringement related to ICMS on additional services, including installation, which are still pending a decision. The approximate amount of such notice of infringement is R$265.5 million. We consider the probability of a levy against Telemar as “remote” for those procedures that cover periods before June 1998 and “probable” for periods after June 1998. Based on advise from legal counsel, we have contingency provisions (period after June 1998) in the amount of R$167.1 million as of December 31, 2003.

ICMS on International Telecommunications Services

There are legal and administrative proceedings currently pending against us regarding the application of ICMS to telecommunications services involving international calls. The Brazilian government claims that international calls are services rendered in Brazilian territory because the request and payment for the services occur in Brazil and are therefore subject to ICMS. ICMS assessments totaling R$72.0 million in connection with international calls were issued against us in 1999. We have made no provision for such taxes in the Consolidated Financial Statements because based on advice from our legal counsel we do not believe that we would be required to pay ICMS on international calls and classify this risk as “remote.” In February 2000, a lower court issued an injunction favorable to us in connection with this proceeding.

Contributions to the National Social Security Institute (“INSS Contribution”)

Brazilian social security regulations establish that a company contracting third-party services is jointly responsible for the payment of the INSS Contribution which is payable by the contractor. Brazilian social security regulations also establish that any indirect remuneration, usually called fringe benefits, shall be included in our payroll for purposes of payment of the INSS Contribution. For legal purposes, indirect forms of remuneration of employees, such as housing allowances, health insurance fees, transportation allowances and technical qualification courses fees, constitute fringe benefits. The INSS Contribution provision refers mainly to: (a) the tax assessment on the joint responsibility for the payment of this tax by the service providers, in the amount of R$17.8 million; (b) tax assessments due to the non-collection on management fees and indemnity funds in the amount of R$16.1 million.

In July 2003, part of the balances of judicial deposits relating to questionings about increase of the SAT rate, were released in favor of the government, following unfavorable judicial decisions, and the election to join the REFIS program. These deposits totaled R$28.7 million. Besides this, R$37.1 million were included in the REFIS program.

In December 2003, based on the opinion of the legal counsel and following favorable judicial decisions regarding joint responsibility, R$26.7 million reverted to the income statement.

As of December 31, 2003, this provision totaled R$33.9 million.

Tax on Service (“ISS”)

In 1998, a number of municipalities in which the former fixed-line operating subsidiaries were located took the position that some supplementary services offered by telecommunications service providers to their clients that do not clearly fall within the definition of telecommunications services are subject to the ISS, which is generally levied at the maximum rate of 5%. Since this issue remains unresolved, we have taken the position that the tax assessments represent a probable liability. As of December 31, 2003, we provisioned R$49.5 million based on the probable risk of loss regarding each of the several tax assessments issued against us.

Since October 2003, Telemar started to provision the ISS on rental of IP gates, totaling R$4.3 million. Positions of the Brazilian Supreme Federal Court (Supremo Tribunal Federal) have sustained the ICMS tax on these services, with a possible rate of 5%, as defined in the Convênio 78/01.

Tax on Cash Transferring (“CPMF”)

TNL, TMAR and Oi subscribed R$194.4 million to the REFIS program, debts that matured up to February 28, 2003. For the debts matured after February 28, 2003, TNL and its subsidiaries paid R$57.4 million. At the moment TNL and its subsidiaries collect this contribution on a monthly basis.

Tax on Net Profits (“ILL”)

Telemar offset the ILL paid in previous years (up to calendar year 1992) in reliance on the Brazilian Federal Supreme Court’s decisions on the unconstitutionality of this tax in similar cases involving other companies. Although several cases have been successfully tried in several superior courts, Telemar continues to maintain a provision of R$31.9 million as of December 31, 2003, due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. During 2002, Telemar reversed part of the reserve, in the approximate amount of R$16.0 million, after thoroughly reviewing the amounts offset in previous years, as well as the criteria adopted to restate such amounts. As of December 31, 2003, this provision was increased to R$4.2 million due to a monetary restatement. See Note 9 to the Consolidated Financial Statements.

Tax on Financial Transactions (“IOF”)

Based on the opinion of its legal advisors, as well as on the fact that supreme courts are not in agreement regarding the possibility of this tax being levied, we chose in December 2002 to record a provision to meet a possible levy of this tax on intercompany credit lines. As was the case with other provisions, IOF-related amounts were restated up to December 31, 2002. We entered the REFIS program for this claim, as well, for which we will pay R$141.7 million. At the moment TNL and its subsidiaries collect this contribution on a monthly basis.

Tax loss and tax loss carryforwards offset

Telemar has a judicial injunction that assures the offset of 100% of the tax losses and tax loss carryforwards, if determined in the years up to and including 1998. However, Telemar does not believe in a favorable judgment and has kept a provision for SELIC interest that will be due when the current valid injunction is cancelled. On December 31, 2003, the provision amounted to R$74.1 million.

Federal Taxes

On August 9, 2000, Telemar was served two notices of infringement by the Federal Revenue Department, totaling R$993.7 million (net of tax credits over tax losses carryforward), relating to the lack of proper documents to support accounting records of 1996 and, therefore, prior to the privatization. Since then, we created a specific team that has timely submitted to the Federal Revenue Department in Rio de Janeiro the documents that demonstrate the regular status of the accounting records that had been disallowed and also demonstrate the correct collection of the taxes. We requested a new proceeding to present supplementary documents, and after the first tax proceeding, the assessment was reduced to R$555 million.

Of this amount, we decided to include R$51 million in the REFIS program in August 2003, which reflected the expenses that we considered not tax deductible or without proper support. We are trying to obtain and prove the existence of documents that would invalidate the remaining amount of the assessment, and even though our analysis is still ongoing, we consider the contingency to be remote. As of December 31, 2003, we have provisioned R$20.0 million for such proceedings. Based on the Company’s history of loss in the courts, we believe that such amount is sufficient to cover losses arising from such proceedings.

Civil Litigation

Sale of Oi to Telemar

On May 30, 2003, TNL sold to Telemar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value evaluation performed by an independent public accounting firm in accordance with article 183, paragraph 1st and 248 of the Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi debt held by TNL prior to the sale.

Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Telemar’s capitalization of R$600.0 million on May 30, 2003, Telemar recorded goodwill of R$500.0 million under GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale. For US GAAP purposes, we adopted Financial Accounting Standard (“FAS”) No. 141 and FAS No. 142. See “Item 4. Information on the Company—Our business—Our History and Development—Sale of Oi to Telemar” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Transfer of the Company’s shares in Oi to Telemar.”

Subsequent to the sale of the shares in Oi to Telemar, reports have appeared in the press containing allegations that the transaction may have been unfair to the minority shareholders of Telemar. We have received notification from CVM that certain of such shareholders have complained to it and CVM requested information from us relating to the sale. On July 1, 2003, we responded to CVM’s request stating our continued belief that the sale of the shares in Oi to Telemar was carried out in accordance with Brazilian GAAP and based on appropriate independent valuations. On March 5, 2004, the CVM requested that TNL and Oi present economic appraisal reports, financial statements, accounting records and other information related to this transaction. All requested information was duly delivered within 72 hours.

We have also received notifications of a lawsuit filed by minority shareholders. The lawsuit has been filed to demand that the Company disclose all documents used in the evaluation of Oi’s market price or, alternatively, that the court declare that the transaction had been unfair to minority shareholders. The Company presented its defense against this lawsuit on February 20, 2004 and on May 14, 2004, the plaintiff’s claims were dismissed. This decision is subject to appeal. No final decision has been rendered in this matter.

Preferred Shares

In 1990, Telebrás’ board authorized a capital stock increase by means of a public share offering. During the offer, CVM started an inquiry to investigate the price of such new shares, issued at a discount relative to its book value. Upon completion of such inquiry, CVM informed the Federal Prosecutor’s Office that, in CVM’s opinion, there had been no violation given that the price as established was compatible with the price of Telebrás shares traded in exchanges. Nevertheless, the Federal Prosecutor’s Office decided to take the matter to court. In April 1998, Telebrás was ordered to issue 13,718,350 thousand preferred shares to fulfill its obligation but it appealed the decision. As of December 31, 2002 we maintained R$67.2 million provision for this claim. We reversed the provision on June 30, 2003 upon the advice of legal counsel to the effect that the claim did not represent a significant or material risk of loss.

Operational Income—Interconnection—Fixed-to-Mobile Calls

On July 6, 2000, Anatel decided that Embratel is entitled to income from the so-called interstate fixed-to-mobile calls, while local operators are entitled to income from intrastate calls in the period from June 1998, when the concession agreements were signed, until July 1999, at which point our long distance code CSP 31 became effective. Anatel’s decision established that, following introduction of the CSP, income belongs to the provider selected by the user. In our opinion, Anatel misconstrued fixed-to-mobile services and PSTN. We believe that pursuant to Anatel’s rules in force, irrespective of the distance, income from fixed-to-mobile calls belongs to the local operator to which the subscriber who originated the call is bound. Telemar obtained a preliminary injunction against Embratel and commenced a lawsuit against Anatel. The preliminary injunction was granted by a lower court (provisional judicial act) to prevent offsetting by Embratel, a decision that has been affirmed to this date. However, such provisional measures can be stayed or vacated at any time. In light of the uncertainties surrounding the outcome of these actions, we maintained a provision of R$50.7 million as of December 31, 2003.

DETRAF

Revenues from other telecommunications providers for the usage of our network are recorded in a formal document called a DETRAF, which establishes the traffic volume and services rendered between telecommunications providers. We understand that Embratel has not complied with its obligations in its interconnection agreement with Telemar and Anatel’s decision establishing that, in order to challenge a DETRAF statement, companies must first pay the amounts stated in the DETRAF. It is also our understanding that Embratel did not challenge the DETRAF statements in the manner prescribed in the interconnection agreement and Code of Conduct Agreement (an agreement among the largest fixed-line telecommunications agreeing on the rules of conduct to guide negotiations of interconnections agreements). Telemar has filed two suits against Embratel, the first is a collection suit with respect to the difference between the amounts billed Telemar and the amounts paid by Embratel for the usage of the network from August 2001 to August 2002. The second suit requests acceleration of tutelage so that Embratel refrains from withholding any amounts for remuneration for the use of Telemar networks. Telemar was granted the requested acceleration of tutelage, and the appeal filed by Embratel was dismissed. On February 6, 2004, the 1st Instance Judge presented its judgment on both related lawsuits. For the collection lawsuit, the judge stated that Embratel had not acted as agreed in the contract and, therefore, lost its right to challenge the DETRAF because of lapse of time. Embratel was sentenced to pay the amount it improperly retained from August 2001 to July 2002. The historical amount is approximately R$263.3 million and, according to the award, late fine of 2% and monthly interest of 1% on the historical amount are also due, as well as monetary readjustment. Therefore, the current total amount is approximately R$436.0 million as of this date. In the same award (for the other lawsuit), the judge sentenced related claims, canceling the preventive protection granted before (which prevented Embratel from retaining amounts of DETRAF), and considered that the terms and deadlines provided by the Embratel/Telemar Agreement should be observed, particularly those related to the challenging and questioning of the amounts on the DETRAF. For this related claim, Embratel has deposited in judicial escrow approximately R$146.7 million. The two awards are not yet final and may be reviewed by other instances.

Fines from Anatel

Throughout 2003, we have received several assessments from Anatel regarding non-compliance with certain rules of our Concession Agreement, mostly related to closing some of our stores as we shifted our customer service focus to our call centers. In response, we have reopened some stores and entered into a customer service agreement with the national postal service. We have recorded provisions in the amount of R$41.0 million as of December 31, 2003. See Note 22(d)(iv) to the Consolidated Financial Statements.

Collecting Claims

Embratel filed three collecting claims against Telemar involving amounts that are allegedly due to it for services provided, including 0800 (toll free) inter-regional and 0800 (toll free) local calls, TU-COM tariffs and remuneration for long distance national and international calls placed through public telephones. These claims total R$56.1 million and Telemar has contested them all, in addition to filing a counterclaim, whereby the amount of R$36.4 million is requested from Embratel.

Other Lawsuits

There are several other smaller lawsuits and administrative proceedings that deal with civil matters for which we have a R$108.8 million provision as of December 31, 2003, and taxation matters for which a R$83.0 million provision as of December 31, 2003 has been made.

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

Significant Changes

See “Item 5. Operating and Financial Review and Prospects.”

Item 9. The Offer and Listing

Information Regarding the Price History of the Stock to be Offered or Listed

The principal trading market for the Preferred Shares is BOVESPA. Until 2000, the Preferred Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the Rio de Janeiro Stock Exchange) and the seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “Trading on the Brazilian Stock Exchanges.” As of December 31, 2003, TNL had approximately 1.9 million shareholders.

The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of TNL on BOVESPA for the periods indicated, adjusted for dividends and interest on capital.

	Reais per 1,000 Preferred Shares
	High	Low
1999	37.24	8.62
2000	42.51	24.45
2001	43.05	18.99
2002	33.80	18.18
2003
1st Quarter	28.06	21.90
2nd Quarter	34.46	27.21
3rd Quarter	42.34	29.39
4th Quarter	43.06	36.60
2004
1st Quarter	50.46	37.16
January	50.46	43.82
February	46.25	40.64
March	44.00	37.16
April	41.59	34.80
May	35.35	31.60
June through June 22, 2004	35.99	33.33

Source: Economática

In the United States, the Preferred Shares trade in the form of ADSs, each representing 1,000 Preferred Shares, issued by the Depositary pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TNE. As of May 31, 2004, there were approximately 117 million ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	US dollars per ADS
	High	Low
1999	25.50	8.25
2000	28.81	15.63
2001	25.50	8.08
2002	16.67	5.05
2003
1st Quarter	9.13	6.47
2nd Quarter	12.75	8.72
3rd Quarter	15.14	10.21
4th Quarter	15.59	13.14
2004
1st Quarter	18.21	12.60
January	18.21	15.57
February	16.21	14.02
March	15.30	12.60
April	14.40	11.84
May	11.97	10.00
June through June 22, 2004	11.58	10.56

Source: Economática

Until August 21, 2001, the common shares and preferred shares of TELERJ, Telemig and Telebahia traded on BOVESPA. The common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapá, Teleceará, Telepará, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe also traded on Sociedade Operadora de Mercado de Acesso (SOMA), an over-the-counter trading system based in Rio de Janeiro, until August 2001. The daily trading volumes on the SOMA averaged approximately R$15.3 million in 2001.

After the corporate restructuring process, all these companies became part of Telemar Norte Leste, which began trading on BOVESPA on September 24, 2001. The daily trading volume of Telemar averaged approximately R$115.3 million in 2003.

Trading on the Brazilian Stock Exchanges

In May 2000, the nine Brazilian stock exchanges merged. Since the merger, private equity and debt have been traded only on BOVESPA. Brazilian federal, state and municipal public debt has been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange. In 2000, BOVESPA accounted for approximately 97% of the trading value of equity securities on all Brazilian stock exchanges, and BOVESPA and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. BOVESPA has two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on BOVESPA.

On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:30 to 7:00 p.m., that is, after regular trading hours. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices—whether positive or negative—corresponds to 2% in relation to the closing price at the regular trading session.

There are no specialists or market makers for TNL’s shares on BOVESPA. Trading in securities listed on the Brazilian stock exchanges may be executed off the exchanges in certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. (“CBLC”), which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

As of December 31, 2003, the aggregate market capitalization of the 399 companies listed on BOVESPA was approximately US$234 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder are held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the monthly trading volume on BOVESPA averaged approximately US$4.5 billion. In 2003, the five most actively traded issues represented approximately 39% of the total volume of shares traded on BOVESPA.

Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by CVM, which has authority some stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority some brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian corporate law and by Law No. 6,385 (which regulates CVM’s activities), as amended (collectively, the “Securities Laws”).

Under the Brazilian corporate law, a company is either public, a companhia aberta, such as TNL, or private, a companhia fechada. All public companies are registered with CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on BOVESPA or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on BOVESPA, a company must apply for registration with CVM and BOVESPA. Once BOVESPA has admitted a company to listing and CVM has accepted its registration as a public company, its securities may be traded on BOVESPA.

Trading in securities on BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of BOVESPA or CVM, based on or due to a belief, among other reasons, that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by CVM or BOVESPA.

Trading of shares is prohibited under certain circumstances for the following persons: the company itself, its controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws, or for persons who, as a result of their position, title or relationship with the company, have access to information regarding relevant acts or events, such as the impending disclosure of a relevant act or event, and the 15-day period before disclosure of the company’s quarterly and annual financial statements.

The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by CVM and by the National Monetary Council (Conselho Monetário Nacional). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

The current valid Brazilian corporate law, as amended, increased the rights of minority shareholders, including holders of Preferred Shares, by granting them restricted voting rights. The amended Brazilian corporate law also granted more regulatory power to CVM. TNL has amended its by-laws to conform to the current regulations.

Item 10. Additional Information

Memorandum and Articles of Association

In addition to the description in this Item 10, also see a copy of our by-laws in Exhibit 1.1 to this Form 20-F. Under the Brazilian corporate law, no memorandum or articles of association are required. The only constitutive documents of TNL are the by-laws and the minutes of the Regular Shareholders Meeting that provided for TNL’s incorporation.

Organization

TNL is a listed company duly registered with CVM under No. 01765-5. According to Article 2 of the Company’s by-laws, its business purposes are:

•	to exercise control over the companies that render public fixed-line telephone services in Region I;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunications services in its concession area;

•	to promote, carry out or direct the acquisition of funds from internal and external sources to be used by it or by its subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the fixed-line telecommunications sector;

•	to carry out and promote the importation of goods and services for its subsidiaries or affiliates;

•	to carry out other activities that are similar or related to its business purposes; and

•	to invest in shares or quotas of other companies.

Except as described in this section, TNL’s by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by the Brazilian corporate law.

Qualification of Directors

Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is living abroad, he must appoint an attorney-in-fact to act as his representative, as required by the Brazilian corporate law.

Allocation of Net Income and Distribution of Dividends

The by-laws of TNL require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income for the preceding fiscal year as follows:

•	5% to a legal reserve, not to exceed 20% of the paid-in capital of TNL; and

•	25% of adjusted net income against payment of dividends. Such amount will be increased if required to satisfy payment of dividends of Preferred Shares. This is a requirement of Brazilian corporate law.

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

In lieu of the payment of dividends as stated in the preceding two paragraphs, TNL may elect to make payments to shareholders characterized as interest on capital of TNL. See “—Taxation—Distribution of Interest on Capital.”

Shareholders’ Meetings

The regular shareholders’ meetings are held once a year, generally during the first four months following the end of the fiscal year. Special meetings can be called at any time, whenever TNL’s interests so require.

TNL’s shareholders have the power to decide any matters related to TNL’s corporate purpose and to pass any resolutions they deem necessary for TNL’s protection and development, through voting at a shareholders’ meeting.

TNL convenes the shareholders’ meetings by publishing a notice in the Valor Econômico newspaper, national edition, and also in the Federal Official Gazette (Diário Official Federal). The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. However, pursuant to TNL’s by-laws the meeting must be called with 30 days in advance if the meeting is to decide on the following matters:

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

The notice must always contain the meeting’s agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian corporate law, the shareholders or the Fiscal Council, calls the general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by its attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of the management of the Company, a lawyer, or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order to be held legally on the first call, the general shareholders’ meeting needs a quorum representing at least one-quarter of the issued and outstanding Common Shares; at a second call, the general shareholders’ meeting can be held without a required quorum. However, if the purpose of a general meeting is to amend TNL’s by-laws, shareholders representing at least two-thirds of the issued and outstanding Common Shares must be present. If quorum is not met, the Board of Directors may call a second meeting with notice given at least eight calendar days prior to the scheduled meeting, in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the voting requirements for certain matters described below.

Voting Rights

Each Common Share entitles its holder to one vote at TNL’s shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by a simple majority vote by holders of the Common Shares; abstentions are not taken into account.

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

Pursuant to the Brazilian corporate law, the approval of the holders of a majority of the outstanding adversely affected preferred shares as well as shareholders representing at least one-half of the issued and outstanding common shares is required for the following actions:

•	creating preferred shares or increasing an existing class of shares without preserving the proportions of the shares, except as already authorized by TNL’s by-laws;

•	changing a preference, privilege or condition of redemption or amortization of any class of preferred shares; and

•	creating a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares.

•	These actions are put to the vote of the holders of the adversely affected preferred shares at a special meeting, where each preferred share entitles the shareholder to one vote. Preferred shareholders do not have a vote on any other matter, beyond those mentioned here.

•	Notwithstanding those previously mentioned, the approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;

•	approving a merger with or into another company or company spin-off;

•	approving the participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownership) as defined under the Brazilian corporate law;

•	changing the business purpose;

•	creating founders’ shares (partes beneficiárias);

•	ceasing the state of liquidation; and

•	approving the dissolution.

•	Pursuant to the Brazilian corporate law, holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•	amend the by-laws, including changes to the rights of the holders of the common shares;

•	elect or dismiss members of the Board of Directors and elect the majority of the members of the Fiscal Council;

•	receive the yearly accounts prepared by the management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures and founders’ shares (partes beneficiárias), with the exception of the Board of Directors’ ability to determine whether to issue simple debentures, not convertible into shares and with no real guarantee;

•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize TNL’s legal form, merge, spin off, dissolve or liquidate, elect or dismiss the liquidators or examine their accounts; and

•	authorize TNL’s management to file for bankruptcy or request concordat (similar to Chapter 11 proceeding, under US bankruptcy law).

Rights to Withdrawal

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

This right of withdrawal may be exercised:

(i) by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that a majority of all outstanding common shares authorizes:

•	the creation of preferred shares or an increase in an existing class of shares without preserving the proportions with the other classes of shares, except as already authorized by TNL’s by-laws;

•	the change of a preference, privilege or condition of redemption or amortization of preferred shares;

•	the creation of a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares; or

(ii) by all dissenting or non-voting shareholders in the event that a majority of all outstanding common shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in the business purpose;

•	a transfer of all shares to another company, making the Company a wholly-owned subsidiary of such company, known as an incorporação de ações;

•	to revert winding up of the Company, to create founders’ shares (partes beneficiárias) or to dissolve the Company; or

(iii) by the dissenting or non-voting shareholders, in the event that a majority of all outstanding common shares authorizes:

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;

•	merger with or into another company, or the spin-off of the Company under certain circumstances defined in the Brazilian corporate law; or

•	participation in a “grupo de sociedades.”

In the event that the Company is merged with another one, becomes part of a “group of companies” or has its control acquired by another company for a price in excess of certain limits imposed by the Brazilian corporate law, or in the event of “grouping of shares,” holders of any type or class of shares that are marketable and spread out in the market will not have the right to withdraw. Shares are considered marketable when that type or class of share is part of a general index, defined by CVM, that is representative of the securities portfolio listed in stock exchanges in Brazil or abroad. Shares are considered spread out in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.

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

Liquidation Procedures

In the event of the liquidation of TNL, the holders of Preferred Shares would be entitled to priority in relation to some the holders of Common Shares in the reimbursement of the capital, with no premium. The amount to which they would be entitled is based on the portion of the capital stock represented by the Preferred Shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all the creditors of TNL had been paid, the residual assets would be used to return the amount of capital represented by the Preferred Shares to its holders. Once the holders of Preferred Shares had been fully reimbursed, the holders of the Common Shares would be reimbursed on the portion of the capital stock represented by the Common Shares. All the shareholders of TNL would participate equally and ratably in any remaining residual assets.

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

Amendments

The by-laws were last amended on May 24, 2004.

Disclosure of Shareholder Ownership

Brazilian regulations establish that the controlling shareholders and those shareholders who elected the members of the Board of Directors or Fiscal Council, as well as any other person or group of persons acting together or representing the same interest, and who directly or indirectly hold 5% or more of any type or class of the shares in a publicly-owned company, disclose their shareholding to CVM and other stock exchanges. A statement to this effect, setting forth the information required, must also be published in adequate Brazilian newspapers. This publication requirement may be waived by CVM when the company shares are spread out in the market and the purchaser represents that it is not his/her intention to alter the share control or administrative structure of the company, provided that CVM deems the disclosure satisfactory. Every 5% increment in shareholding must be similarly disclosed thereafter.

Material Contracts

The following is a summary of the material contracts to which the Company is a party, other than contracts entered into in the ordinary course of business.

As of November 30, 1999, Telemar and Telemar Participações entered into a management services agreement, providing for consulting and management assistance services by Telemar Participações to Telemar. This agreement represents the only material contract not entered into in the ordinary course of business. The management services agreement was effective until December 31, 2003. The agreement and relevant fee has not been renewed or approved as of the date of this report. We are not certain whether such management services agreement will be renewed, or the terms of any such renewal, but the terms of any such agreement will require the approval of a majority of our shareholders at an extraordinary general meeting. Telemar Participações’ remuneration for providing management services under the management services agreement is a percentage of net revenues of Telemar as follows: 0.5% in 2001 and 2002 and 0.2% in 2003. The payment made to Telemar Participações under the management services agreement for the year 2003, in the amount of R$25.4 million, was recorded as general and administrative expenses. See “Note 5 to the Consolidated Financial Statements.”

Exchange Controls

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A. (the “Custodian”), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares into US dollars and remitting such US dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

In Brazil, there is a mechanism available to foreign investors interested in trading directly on BOVESPA. Until March 2000, this investment mechanism was known as “Annex IV” after Annex IV to Resolution No. 1,289 of the National Monetary Council—the “Annex IV Regulations.” Currently, this investment mechanism is regulated by Resolution No. 2,689 dated January 26, 2000 of the National Monetary Council and by Instruction No. 325 dated January 27, 2000 of CVM, as amended (the “2,689 Regulation”).

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

The securities and other financial assets held by the foreign investor pursuant to the 2,689 Regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized in over-the-counter markets licensed by CVM.

All investments made by a foreign investor under the 2,689 Regulation will be subject to an electronic registration with the Central Bank. Foreign investments registered under Annex IV Regulations had to be conformed to the new regulations of capital registration by September 30, 2000.

The 2,689 Regulation also extends a favorable tax treatment to all foreign investors investing pursuant to these new regulations. See “—Taxation—Brazilian Tax Considerations.”

A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, the holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after the exchange, following which the holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

Registered Capital

Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies for benefits under Resolution 2,689 and obtains registration with CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in US dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the US dollar equivalent of (i) the average price of a Preferred Share on BOVESPA on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on BOVESPA during the fifteen trading sessions immediately preceding such withdrawal. The US dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

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

Distribution of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital of TNL as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time (9.75% per annum for the three month period beginning April 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of TNL’s Board of Directors.

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

Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of BOVESPA are generally subject to tax at a rate of 15%. Gains realized through transactions on BOVESPA are generally subject to tax at a rate of 10%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a non-Brazilian holder of Preferred Shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares, (ii) registered as a foreign investor with CVM and (iii) registered its investment in Preferred Shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on BOVESPA or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

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

Effective on January 1, 2002, withholding taxes for transactions on BOVESPA have been increased from previous 10% to 20%. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

Gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on BOVESPA. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

The deposit of Preferred Shares in exchange for the ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in Preferred Shares is lower than (i) the average price per Preferred Share on BOVESPA on the day of the deposit; or (ii) if no Preferred Shares were sold on that day, the average price on BOVESPA during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% (unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the US dollar value of such shares with the Central Bank as described in “Registered Capital.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

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

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax”) will be imposed on distributions by TNL in respect of ADSs at the time such distributions are converted into US dollars and remitted abroad by the Custodian. The current CPMF tax rate is 0.38%. The Brazilian Congress also approved that, as of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.

U.S. Federal Income Tax Considerations

The statements regarding U.S. federal income taxation set forth below are based on U.S. laws, regulations, rulings and decisions as in effect on the date of this Annual Report, all of which are subject to change or differing interpretations which may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, insurance companies, regulated investment companies, holders whose functional currency is not the US dollar, holders of 10% or more of the shares of TNL (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, U.S. expatriates, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Further, this summary does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

Each holder should consult its own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

In this discussion, references to a “U.S. holder” are to a beneficial holder of an ADS that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation (or other entity that has elected to be treated as a corporation) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996.

As used herein, the term “Non-U.S. holder” means a beneficial owner, other than a partnership, of Preferred Shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Preferred Shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Preferred Shares or ADSs and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of Preferred Shares or ADSs.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will generally be treated as owners of the Preferred Shares represented by such ADSs. Except as otherwise noted, references in this section to ownership of Preferred Shares includes ownership of those Preferred Shares underlying the corresponding ADSs.

U.S. Holders

Taxation of Distributions

A U.S. holder will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by TNL as a dividend to the extent that such distribution is paid out of TNL’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received.

The amount of any distribution will be deemed to include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, such U.S. holder may recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Under rules applicable to dividends received after 2002 and before 2009, dividends received by an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15%. You should consult your own tax advisor regarding the application of these rules in light of your particular circumstances. Dividends paid by TNL will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent the amount of any distribution is not paid out of current or accumulated earnings and profits, such amount will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the Preferred Shares and, to the extent such amount exceeds the U.S. holder’s adjusted tax basis in the Preferred Shares, such excess will be taxed as capital gain.

Distributions treated as dividends generally will be treated as income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of computing the foreign tax credit allowable under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the Preferred Shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in their particular situations.

Distributions of additional shares to U.S. holders with respect to their Preferred Shares that are made as part of a pro rata distribution to all shareholders of TNL generally will not be subject to U.S federal income tax.

Sale or Other Disposition

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of Preferred Shares. The amount of the gain or loss will be equal to the difference between the amount realized on the sale or disposition of the Preferred Shares and the U.S. holder’s adjusted tax basis in the Preferred Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Preferred Shares have been held for more than one year. In addition, any gain will be U.S. source income for purposes of computing a U.S. holder’s foreign tax credit limitation. U.S. holders should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts and estates) and losses (the deductibility of which is subject to limitations).

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, Preferred Shares to a U.S. holder generally will be subject to the information reporting and backup withholding, currently at a rate of 28%, unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

Dividends and Disposition

In general, and subject to the discussion of “Backup Withholding and Information Reporting” below, a Non-U.S. holder will not be subject to U.S. federal income or withholding tax on dividends or gain on the disposition of Preferred Shares, unless:

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the Non-U.S. holder of a trade or business, or in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

U.S. trade or business income of a Non-U.S. holder will generally be subject to U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the Preferred Shares should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. holder that is a Non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

Backup Withholding and Information Reporting

If Preferred Shares are held by a Non-U.S. holder through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally would not be required. Information reporting, and possibly backup withholding, may apply if the Preferred Shares are held by a Non-U.S. holder through a U.S., or U.S. related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because some of our costs are denominated in currencies (primarily the US dollar) other than those in which we earn our revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. In 2000 we began to use derivative instruments, such as foreign currency interest rate swaps and foreign currency forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1647 per US$1.00 on March 3, 1999. Between December 31, 1998 and December 31, 1999, the real depreciated 49.7% against the US dollar, and at December 31, 1999, the commercial market rate for purchasing US dollars was R$1.7890 to US$1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8348 per US$1.00, showing a slight appreciation of the real in relation to the same average rate in 1999, of 0.9%. However, in 2001 the real continued to devalue against the US dollar. The exchange rate fluctuated in a range between R$1.9357 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3532, showing a depreciation of 28.3% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2709 and R$3.9552 per US$1.00, while the average rate was R$2.9983 per US$1.00, showing a depreciation of 27.4% in the period. In 2003, the exchange rate fluctuated in a range between R$3.6623 and R$2.8219 per US$1.00, while the average rate was R$3.0715 per US$1.00, showing an appreciation of 18.2% in the period. See “Item 3. Key Information—Exchange rates.”

As of December 31, 2003, approximately 72.5% of our debt obligations, disregarding the effects of our hedging agreements, were denominated in foreign currency. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet debt service obligations. In 2003, we continued our policy of limiting our exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2003, approximately R$293 million, or 3.6% of our foreign currency debt was not hedged. Accordingly, an unfavorable 1% change in the real-US dollar exchange rate would have resulted in a R$2.9 million increase in our debt obligations as of December 31, 2003. For further information about swap agreements and other financial instruments utilized by us, see Note 28 to the Consolidated Financial Statements.

We continue to have exchange rate exposure with respect to our planned capital expenditures. In 2003, approximately 38% of our capital expenditures were made in US dollars. The potential loss in connection with our planned capital expenditures for 2004 that would have resulted from each unfavorable 1% change in the real-US dollar exchange rate, assuming that we carry out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$6.4 million.

Interest Rate Risk

As of December 31, 2003, we had approximately R$12,159.8 million, in financing outstanding, including R$1,222.9 million of local non-convertible debentures. As of December 31, 2003, approximately 97.4% of our local-currency denominated debt of R$3,111.3 million bears interest at floating rates based on either the TJLP or the CDI rate for real-denominated indebtedness and approximately 74.4% of our foreign currency-denominated indebtedness bears interest at floating rates, mainly based on US dollar LIBOR. As of December 31, 2003, we did not have any derivative contracts outstanding that could limit our exposure to variation in the TJLP or CDI rate. However, we invest our excess liquidity (R$4,325.5 million as of December 31, 2003) mainly in short-term instruments, and our exposure to Brazilian interest rate risk is therefore partially limited by our real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to our exposure with respect to existing indebtedness, we would also be exposed to interest rate volatility with respect to future indebtedness in case we decide that a protection against interest rate variation is not required.

Every increase of 100 basis points in the CDI rate represents an impact of R$43.2 million on our on local currency denominated assets and an impact of R$88.6 million in our liabilities, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2003 had occurred. An increase of 100 basis points in the US dollar LIBOR implies an R$27.5 million effect on our US dollar denominated liabilities. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate as the case may be, in 2004, in relation to December 31, 2003, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. See “Item 3. Key Information—Risk factors—Risks relating to Brazil.”

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Since the completion of our audited and consolidated financial statements for the year ended December 31, 2001, we have been out of compliance with certain of the financial covenants set forth in the BNDES Facilities, dated as of December 13, 2000, in which we are guarantors, namely Current Assets/Current Liabilities and Shareholders’ Equity/Total Assets. We have requested and been granted several waivers from BNDES, as well as from Banco Itaú S.A., Banco do Brasil S.A., Banco Bradesco, Banco Alfa, Unibanco, Citibank, Banco Safra, Banco Votorantim, Banco Sudameris and Banco Santander as Lenders under the BNDES Facilities for failure to comply with these covenants. The waivers from BNDES and the other banks excuse non-compliance with these covenants through January 1, 2005. As a result, our cost of funds have been increased until we are back in compliance with the covenant ratios. See also “Item 3. Risk Factors—Risks Relating to Our Business” and “Item 5. Operating and Financial Review and Prospects—Sources of Funds.”

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Law 10,303/01 introduced significant changes in the Brazilian corporate law, including minority shareholders rights, in particular preferred shareholders, as well as reestablished the tag-along rights of the holders of Ordinary Shares, at 80% of the price value paid to the majority shareholder. For additional details, see “Item 8. Policy on Dividend Distributions” and “Item 10. Other Information.”

Item 15. Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officers and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company does not currently have an “Audit Committee Financial Expert” as defined under the regulations of the Commission. The board is nevertheless satisfied that the members of the Fiscal Counsel possess the appropriate skills and experience to carry out their duties as members of the Fiscal Counsel.

Item 16B. Code of Ethics

The Company has adopted a Code of Conduct and Transparency that applies to its directors, officers, managers, controlling shareholders and members of the Fiscal Counsel in accordance with CVM rules satisfying the requirements of Brazilian Law. A copy of this Code of Conduct and Transparency is incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2002. The Company’s Code of Conduct and Transparency does not address all of the principles set forth by the Commission in Section 406 of the Sarbanes-Oxley Act. However, it does contain many of the principles set forth in the Commission’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, the Commission, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information.

Item 16C. Principal Accountant Fees and Services

Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows (in thousands of reais):

	Total Fees
	2002	2003
Audit Fees(1)	1,980.0	1,820.2
Audit-Related Fees(2)	0	1,607.4
Tax Fees(3)	65.0	25.0
All Other Fees(4)	13,599.8	0

(1)	Audit Fees for the years ended December 31, 2003 and 2002 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of TNL’s subsidiaries and the assistance with review of documents filed with CVM and the Commission.
(2)	Audit-Related Fees for the years ended December 31, 2003 and 2002 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are related to the performance of the audit or review of the Company’s financial statements. These services include accounting consultations, internal control reviews on implementation of information systems, services related to implementation of Sarbanes-Oxley §404, etc., consultations concerning financial accounting and reporting standards, accounting assistance and audits in connection with acquisitions.
(3)	Tax Fees as of the years ended December 31, 2003 and 2002 consist of fees billed for tax compliance services. Note that tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.
(4)	All Other Fees mainly consist of fees billed for projects carried out by PwC Consulting involving SAP and other ERP systems implementation, totaling R$13,397.5 of the total amount above. We were informed that PwC Consulting was sold to IBM during 2002.

Pre-Approval Policies and Procedures

Our Board of Directors is responsible for the oversight of our independent auditor’s work. Our Board of Director’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers (PwC). These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, which is currently Mr. Otavio Marques de Azevedo, to issue such pre-approval in certain circumstances

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

TNL has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-104.

Item 19. Exhibits

No.	Description

1.1	By-laws of the Company as of April 10, 2003. (Incorporated by reference to Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002).

1.2	Amendment to the By-laws of the Company as of March 4, 2004 (Filed herewith.)

1.3	Amendment to the By-laws of the Company as of May 24, 2004. (Filed herewith).

2.1	Deposit Agreement, dated as of July 27, 1998 among the Company, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed on September 18, 1998).

2.2	Note Purchase Facility Agreement, dated as of August 10, 2001 among TNL PCS S.A., as Issuer, Tele Norte Leste Participações S.A., as Guarantor, ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser, Tranche A Participation Agent, Tranche B Participation Agent, Tranche C Participation Agent, US Collateral Agent, Book Runner, Chase Trust Bank, as Principal Paying Agent, and the Tranche D Lenders. (Incorporated by reference to Exhibit 2.2 to the Company’s Form 20-F for the year ended December 31, 2002).

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and English. (Incorporated by reference to Exhibits 10.1 and 10.2 to the Company’s Registration Statement on Form 20-F filed September 18, 1998).

4.2	Standard Concession Agreement for Domestic Long distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and English. (Incorporated by reference to Exhibits 10.3 and 10.4 to the Company’s Registration Statement on Form 20-F filed September 18, 1998).

4.3	Statement of Authorization for Personal Mobile Services between Anatel and Oi. (Incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F for the year ended December 31, 2002).

4.4	Statement of Authorization for Domestic Long distance Mode of Switched Wireline Telephone service between Anatel and Oi. (Incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F for the year ended December 31, 2002).

4.5	Statement of Authorization for International Long distance Mode of Switched Wireline Telephone Service between Anatel and Oi. (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F for the year ended December 31, 2002).

4.6	Certifications of the Company’s attainment of the targets established by Anatel for the 16 states in which the Company operates. (Incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F for the year ended December 31, 2002).

8.1	List of Subsidiaries (Filed herewith.)

11.1	Code of Ethics of the Company. (Incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2002).

No.	Description

12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

There are numerous instruments defining the rights of holders of long-term indebtedness of the Registrant and its consolidated subsidiaries, none of which exceeds ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreements to the Commission upon request.

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

ISP: Internet Service Provider

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

PCS (Personal Communications Service): A set of capabilities that allows some combination of terminal mobility, personal mobility, and service profile management. The flexibility offered by PCS can supplement existing telecommunications services, such as cellular radio.

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

SIGNATURES

Tele Norte Leste Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ MARCOS GRODETZKY
Name:	Marcos Grodetzky
Title:	Chief Financial Officer

Dated: June 24, 2004

Tele Norte Leste

Participações S.A.

Consolidated Financial Statement

at December 31, 2003, 2002 and for the three

years ended December 31, 2003

and Report of Independent Auditors

Tele Norte Leste Participações S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2003 and 2002 and the changes in shareholders’ equity and the results of their operations and their changes in financial positions for each of the three years in the period ended December 31, 2003, all expressed in Brazilian Reais, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 and 36 to the consolidated financial statements.

/s/ PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes	Rio de Janeiro, Brazil January 28, 2004, except as to the information contained in Note 33, for which the date is June 2, 2004.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS

Years ended December 31

(Expressed in thousands of Brazilian Reais)

	2003	2002
Current assets:
Cash and cash equivalents	4,325,513	1,512,703
Trade accounts receivable, net	3,533,479	2,639,335
Deferred and recoverable taxes	1,263,288	1,456,830
Credits receivable	101,094	573
Prepaid expenses	222,821	177,981
Inventories	136,865	108,890
Other assets	142,063	105,888

Total current assets	9,725,123	6,002,200

Long-term assets:
Deferred and recoverable taxes	1,590,142	1,680,699
Judicial deposits	387,980	313,269
Credits receivable	237,670	84,241
Prepaid expenses	225,310	67,921
Marketable securities		141,455
Other	69,156	74,192

Total long-term assets	2,510,258	2,361,777

Permanent assets:
Investments	58,757	98,577
Property, plant and equipment, net	14,900,253	16,842,860
Intangible assets	1,350,891	1,456,182
Deferred charges	558,711	636,246

Total permanent assets	16,868,612	19,033,865

Total assets	29,103,993	27,397,842

Current liabilities:
Loans and financing	2,646,244	1,747,472
Suppliers	1,902,744	1,633,370
Payroll and related accruals	260,957	260,825
Dividends and interest on own-capital	1,066,717	703,169
Deferred taxes and taxes on income	126,226	283,479
Taxes other than on income	578,721	481,810
Tax financing program (REFIS)	100,939
Amounts payable relating to the Pegasus acquisition	64,564	177,138
Interest payable on debentures	15,661	21,039
Other	130,683	98,358

Total current liabilities	6,893,456	5,406,660

Long-term liabilities:
Loans and financing	8,290,679	7,705,869
Provisions for contingencies	1,206,822	1,792,134
Debentures	1,207,200	1,300,000
Deferred taxes and taxes on income	872	872
Taxes other than on income	34	138
Tax financing program (REFIS)	905,771
Other	46,481	37,411

Total long-term liabilities	11,657,859	10,836,424

Deferred income	6,452

Minority interest	2,001,593	2,034,179

Shareholders’ equity:
Subscribed paid-in capital and reserves	4,753,081	4,753,081
Retained earnings	3,791,552	4,367,057

Total shareholders’ equity	8,544,633	9,120,138
Funds for capitalization—Expansion plan contributions		441

Total shareholders’ equity and funds for capitalization	8,544,633	9,120,579

Total liabilities and shareholders’ equity	29,103,993	27,397,842

The accompanying notes are an integral part of these financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31

(Expressed in thousands of Brazilian Reais)

	2003	2002	2001
Net operating revenue:
Services provided	13,404,383	11,485,918	10,103,066
Sales of handsets and accessories	598,421	388,035
Cost of services and goods sold:
Services provided	(7,943,624)	(7,786,197)	(6,806,635)
Cost of handsets and accessories	(740,918)	(414,748)

Gross profit	5,318,262	3,673,008	3,296,431
Operating (expenses) income:
Selling	(1,738,617)	(1,429,252)	(1,571,070)
General and administrative	(855,312)	(836,731)	(869,680)
Other operating (expense) income, net	(186,306)	(88,721)	(225,455)
Other non-recurring extraordinary income		153,233

Operating income before interest	2,538,027	1,471,537	630,226

Interest income	567,428	384,470	494,442
Interest expense	(2,672,929)	(2,408,616)	(918,754)

Operating income (loss)	432,526	(552,609)	205,914

Non-operating income (expenses), net	(68,560)	28,448	(2,120)
Employees’ profit sharing	(118,389)	(130,893)	(28,410)

Income (loss) before taxes and minority interests	245,577	(655,054)	175,384

Income tax and social contribution benefit	112,620	371,312	21,679

Minority interests	(145,484)	(131,856)	(56,685)

Net income (loss)	212,713	(415,598)	140,378

Shares outstanding at the balance sheet date (thousand)	381,776,628	375,065,248	369,469,693

Net income per thousand shares outstanding at the balance sheet date (in Reais)	0.56	(1.11)	0.38

The accompanying notes are an integral part of these financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31

(Expressed in thousands of Brazilian Reais)

	2003	2002	2001
Financial resources were provided by:
Net income (loss) for the year	212,713	(415,598)	140,378
Minority interests	145,484	131,856	56,685
Expenses (income) not affecting working capital:
Depreciation and amortization	3,757,126	3,863,108	2,926,421
Provisions for contingencies	680,082	606,414	609,744
Net interest expense on long-term assets and liabilities	1,333,482	891,014	194,161
Provision for tax incentives losses	46,364	71	19,284
Equity accounting adjustments and capital gain	(96,788)	3,596	(44,023)
Provisions for losses on leased assets	81,998
Inventories write-off	37,063
Deferred income tax and social contribution	(251,610)	(364,894)	(365,991)
Loss on disposals of property, plant and equipment	26,682	29,648	29,896
Other		(29,113)	(23,563)

	5,972,596	4,716,102	3,542,992
Increase in long-term liabilities	2,548,906	2,999,887	6,506,906
Transfer from long-term receivables to current assets	141,455	286,670	200,590
Dividends prescribed	24,625	21,271	21,069

Total funds provided	8,687,582	8,023,930	10,271,557

Financial resources were used for:
Increase in long-term receivables	401,304	451,847	848,271
Increase in treasury shares	23,123	5,223	169,492
Increase in permanent assets:
Investments			143,474
Goodwill on investments	43,609	278,201	61,969
Property, plant and equipment	1,616,096	2,013,382	8,940,031
Intangible assets	66,096		1,102,007
Deferred charges		221,024	479,222

	2,150,228	2,969,677	11,744,466

Accrued dividends and interest on own-capital	654,201	668,365	466,906
Transfer from long-term to current liabilities	3,647,026	2,929,802	1,230,009

Total funds used	6,451,455	6,567,844	13,441,381

Working capital of acquired investment (Pegasus)		201,710

Increase (decrease) in working capital	2,236,127	1,254,376	(3,169,824)

Changes in working capital
Current assets
At the end of the year	9,725,123	6,002,200	4,950,518
At the beginning of the year	6,002,200	4,950,518	6,108,374

	3,722,923	1,051,682	(1,157,856)

Current liabilities
At the end of the year	6,893,456	5,406,660	5,609,354
At the beginning of the year	5,406,660	5,609,354	3,597,386

	1,486,796	(202,694)	2,011,968

Increase (decrease) in working capital	2,236,127	1,254,376	(3,169,824)

The accompanying notes are an integral part of these financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31

(Expressed in thousands of Brazilian Reais)

	2003	2002	2001
Cash flow from operating activities
Net income (loss) for the year	212,713	(415,598)	140,378
Minority interests	145,484	131,856	56,685

Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Interest on monetary and exchange variation on loans and financing	1,973,099	1,953,510	948,196
Depreciation	3,446,233	3,647,435	2,927,784
Amortization of deferred charges	68,226	41,872	6,455
Amortization goodwill Pegasus	75,062	6,196
Amortization of Goodwill (Note 1(e))	167,605	167,605	167,605
Amortization of negative goodwill			(175,424)
Equity accounting adjustments and capital gain	(96,788)	3,596	(44,023)
Provision for contingencies	680,082	606,414	925,611
Provision for losses on tax incentives	46,364
Provision for loss on leased assets	81,998
Inventories write-off	37,063
Inflation indexation of REFIS (tax financing program)	54,023
Net results on disposals of permanent assets	26,682	29,648	29,897

(Increase) decrease in assets
Accounts receivable	(891,052)	(474,272)	356,635
Credits receivable	11,455
Deferred and recoverable taxes	117,536	(427,796)	(924,745)
Prepaid expenses	(202,229)	(109,792)	(89,773)
Inventories	(27,975)	(71,988)	(9,299)
Judicial deposits	(74,160)	(40,068)	(138,070)
Other assets	(51,902)	20,822	110,645

Increase (decrease) in liabilities
Suppliers	267,711	(710,626)	840,875
Payroll and related accruals	132	75,430	(3,811)
Deferred taxes and taxes on income	(61,763)	238,306	65,828
REFIS (tax financing program)	147,449
Provisions for contingencies	(460,156)	(325,204)	(315,867)
Amounts payable related to the Pegasus acquisition	(112,574)	177,138

Other accounts payable	29,228	(17,213)	64,215

Net cash provided by operating activities	5,609,546	4,507,271	4,939,797

Cash flow from investing activities

Long-term financial investments	141,455	(141,455)
Capital expenditures	(1,682,192)	(2,013,382)	(10,042,038)
Acquisition of permanent investments	(43,609)	(227,138)	(143,474)
Deferred charges		(221,024)	(479,222)
Acquisition of treasury shares			(169,492)

Net cash used in investing activities	(1,584,346)	(2,602,999)	(10,834,226)

Cash flow from financing activities

Loans and financing obtained	2,539,836	2,296,595	5,044,206
Debentures issued			1,300,000
Buy-back of debentures	(92,800)
Licenses’ financing paid		(603,900)	603,900
Payment of principal amounts of loans and financing	(2,056,377)	(1,910,709)	(986,864)
Interest paid on loans and financing	(1,037,693)	(1,021,362)	(538,435)
Payment of dividends and interest on own-capital	(565,356)	(386,636)	(386,505)

Net cash provided by (used in) financing activities	(1,212,390)	(1,626,012)	5,036,302

Increase (decrease) in cash and cash equivalents	2,812,810	278,260	(858,127)

Cash and cash equivalents at the beginning of the year	1,512,703	1,234,443	2,092,570
Cash and cash equivalents at the end of the year	4,325,513	1,512,703	1,234,443

The accompanying notes are an integral part of these financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31

(Expressed in thousands of Brazilian Reais)

Statement refers to amounts of the Parent Company

		Capital reserves		Earnings reserves
	Share capital	Special reserve of Goodwill	Fiscal incentives and donations	Legal reserve	Unrealized income reserve	Investment reserve	Retained earnings	Treasury shares	Total
At December 31, 2000	4,141,599	851,773	11,100	19,798	2,616,444		2,781,667	(90,934)	10,331,447
Capitalization of reserves	167,605	(167,605)
Reversal of elimination of capitalized interest expense							11,905		11,905
Fiscal incentives			9,035						9,035
Acquisition of treasury shares								(169,492)	(169,492)
Net income for the year							140,378		140,378
Constitution of legal reserve				7,019			(7,019)
Dividends proposed							(300,000)		(300,000)

At December 31, 2001	4,309,204	684,168	20,135	26,817	2,616,444		2,626,931	(260,426)	10,023,273
Capitalization of reserves	167,605	(167,605)
Dividends prescribed							12,442		12,442
Loss for the year							(372,563)		(372,563)
Realization of unrealized income reserve					(2,072,492)		2,072,492
Interest on own-capital proposed							(499,979)		(499,979)

At December 31, 2002	4,476,809	516,563	20,135	26,817	543,952		3,839,323	(260,426)	9,163,173
Reclassification to investment reserve						3,839,323	(3,839,323)
Dividends prescribed							11,781		11,781
Capitalization of reserves	167,605	(167,605)
Realization of unrealized income reserve					(543,952)		543,952
Net income for the year							673,316		673,316
Constitution of legal reserve				33,666			(33,666)
Dividends proposed							(341,868)		(341,868)
Interest on own-capital							(458,132)		(458,132)
Transfer to investment reserve						395,383	(395,383)

At December 31, 2003	4,644,414	348,958	20,135	60,483		4,234,706		(260,426)	9,048,270

The accompanying notes are an integral part of these financial statements.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

1. Description of business and summary of significant accounting policies

Tele Norte Leste Participações S.A.(the “Parent Company”) and its subsidiaries are referred to as (“the Company” or “TNL”) in these financial statements. TNL was constituted on May 22, 1998 primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, controlled by Telemar Participações S.A. (“Telemar Participações”), which at December 31, 2003 held 17.77% of the total capital and 53.17% of the voting capital.

The Company is registered with the “Comissão de Valores Mobiliários—CVM” as a publicly held company whose shares are listed on the São Paulo Stock Exchange. The Company is also registered with the U.S. Securities and Exchange Commission—SEC, and its “American Depositary Shares—ADS” are listed on the New York Stock Exchange (NYSE).

(a) Description of business

The Company’s business is carried out by three primary business segments:

(i) Fixed-line telecommunications:

Fixed-line telecommunications services are provided by Telemar Norte Leste S.A. (“Telemar”) in its operating area—Region I—which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (but excluding the “Triângulo Mineiro” and certain areas of “Alto Paranaíba” in the state of Minas Gerais) (“Region I”). These services are provided under a concession granted by Agência Nacional de Telecomunicações (“Anatel”), the National Agency for Telecommunications, the regulatory authority for the Brazilian telecommunications sector, which expires on December 31, 2005. The concession may be extended for an additional 20-year period, if the terms of such extension and the conditions regarding new universal service and quality targets, in each case to be determined by Anatel and the Ministry of Communications and they are met, at the cost of 2% of previous year’s telecommunications services net revenues, payable every two years. On June 30, 2003, the Company formally advised Anatel of its interest in renewing the concession. However, the Company’s management does not agreed with some terms in the draft of the new concession agreements disclosed by Anatel, as they are not in conformity with the obligations and targets of the existing concession. The Company considers that judicial actions may be potentially taken to enforce its rights according to the existing agreements.

Anatel certified the early attainment by Telemar of the universal service targets set in the concession agreements which had a deadline of December 31, 2003 and, as a result, starting July 20, 2002 Telemar started to provide service for inter-regional long distance calls initiated in the 16 States mentioned above. As the legality of such right gave rise to different interpretations and challenging by other long-distance operators, Telemar asked for and was granted an injunction from the Regional Federal Court of Appeals—2nd Region, pending confirmation by Anatel.

Telemar also offers international long-distance services as of July 2002, under a license granted to TNL PCS S.A. (“Oi”) with the acquisition of an authorization to operate mobile telecommunications.

(ii) Mobile telecommunications:

Mobile telecommunications services are provided by Oi, by means of the Personal Mobile Service (“SMP”) authorization “license” which was acquired on March 12, 2001, for R$1,102,007, and will expire on March 12,

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

2016. The license authorizes the services in the same region of Telemar, in addition to the “Triângulo Mineiro” and certain areas within the “Alto Paranaíba” (in the state of Minas Gerais). The license may be renewed for an additional 15-year period, for a charge, payable every two years, based on the previous year’s telecommunications services net income, provided that the current license conditions are met. On June 26, 2002, Oi was authorized by Anatel to start providing services within Region I.

In May 2003, the sale of all of TNL’s shares in Oi to Telemar was consummated following the approval by the boards of Directors of both TNL and Telemar. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by an independent asset evaluation performed by a third party in accordance with article 256(II)(b) of Corporate Law 6404/76 and adjusted to reflect the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi debt held by TNL prior to the sale. Following the consummation of the sale, Oi maintained total indebtedness of R$4.76 billion of which R$1.79 billion intercompany and R$2.98 billion with third parties.

The primary reason for this transaction is to strengthen the strategic position of TNL and to increase its capacity for growth by uniting the potential of fixed-line (Telemar) and mobile (Oi) assets. The benefits arising from the optimization of Telemar’s and Oi’s operating and support sectors and from the alignment of the two companies’ business interests and strategies result in more rational use of available resources, with consequent cost reductions, productivity gains and better use of the synergies between the companies. Another important reason for having Telemar rather than TNL own Oi is that Telemar is able to use the tax benefits associated with the transfer of all of the indebtedness of Oi to Telemar. Telemar’s higher interest expense decreases its pre-tax income and results in tax savings.

(iii) Contact center:

The subsidiary TNL Contax S.A. (“TNL Contax”) operates a contact center, which manages the total relationship between companies and clients, including logistics and billing, through multiple interactive means such as e-mail, fax and voice via IP. The active services include logistics, sales, market research, sales and collection, while the receptive services includes providing product information, sales, complaints and help desk.

(iv) Other business activities:

Pegasus Telecom S.A. (“Pegasus”), acquired by Telemar on December 27, 2002, provides data transmission services within “Regions II”, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District and in “Region III”, which refers to the state of São Paulo. The Parent Company already participates in the business, as described in item (b) of this Note.

Companhia AIX de Participações (“AIX”), supplies the infrastructure of ducts for the installation of optic fiber cables along the highways of the State of São Paulo, providing these services to Telemar and Pegasus. The main objective of AIX is participating as leader in the Consortium Refibra, founded to equalize the matured credits that highway concessionaires and other creditors hold against Barramar S.A., a third-party which defaulted contracts. Among the main creditors of Barramar S.A. are the shareholders of AIX, being Pegasus, Telesp and Alcatel. This last one disposed of its participation in December, 2003, when Pegasus increased its 18.1% participation in AIX to 50%. Pegasus sold its participation to Telemar on December 31, 2003 (for more details see this operation in item (c) of this Note).

TNL.Acesso S.A. provides Internet access to Internet Service Providers (ISP).

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

TNL.Net Participações S.A., through Digital Networks Investments Ltd. held at December 31, 2003 shares representing 17.5% of the total share capital of Internet Group do Brasil Ltda. (iG), owner of the iG ISP. IG is an ISP for entertainment, services and contents and also the first free access Internet provider in Brazil. In May 2004, the Company signed an agreement with Brasil Telecom S.A. to dispose of this investment (see Note 33).

TNL Trading S.A. has as main objective import and export of consumer products to attend covenants of loans signed in the past, which are related to the import and export transactions.

The Company also owns the following non-operating subsidiaries, and since they are not material, the Company is not disclosing more details: (i) HiCorp Comunicações Corporativas S.A.; (ii) ABS 52 Participações Ltda.; (iii) TNL PCS Participações S.A.; (iv) Coari Participações S.A.; and (v) Caroaci Participações S.A.

The General Plan on Quality for Personal Mobile Service, related to the resolution promulgated by Anatel, Resolution No. 249, issued on December 19, 2000, defines quality targets to be attained by the Company. These targets include service quality, customer service and billing. In addition to these targets, the General Plan on Quality for Personal Mobile Service also stipulates deadlines for repairing malfunctions and deficiencies as well as providing physical data to the regulator.

All telephone services are subject to the regulations and inspections by Anatel, in accordance with Law No. 9472, issued on July 16, 1997.

(b) Acquisition of Pegasus

Since Pegasus offers data transmission services in Region II and Region III, this acquisition enables the Company to expand its corporate market-share.

On January 19, 2001, the Parent Company increased its capital in Pegasus to approximately R$93,200, increasing its holding percentage from 9.33% to 23.26%. Goodwill in the amount of R$61,969 was calculated and recorded considering expected future profitability studies carried-out by third parties . During 2001, the Company’s participation increased to 24.44%.

On December 27, 2002, Telemar signed a contract to acquire the outstanding shares in Pegasus (including the 24.44% held by the Parent Company), following approval at an Extraordinary General Meeting (“AGE”) held on November 29, 2002, when the Company abstained from voting on the goodwill paid for the gains to be generated by the synergies between Telemar and Pegasus, based on studies taking into account the joint operation of the companies following the acquisition. The transaction was priced according to the average of two different independent valuations, totaling R$560,950, based on the financial statements as of June 30, 2002, including future operating synergy gains in the amount of R$114,250, proposed by the Board of Directors. Pegasus’ total liabilities, in the amount of R$397,552, were deducted from the price.

The contract provided for the adjustment of the acquisition price to reflect (i) the variations in the working capital of Pegasus between June 30, 2002 and the audited balance sheet of December 27, 2002, (ii) monetary restatement, based on the Interbank Deposit Certificate (“CDI”) rate, from December 27, 2002 up to the dates that the payments occurred and (iii) identified contingencies. Therefore, after the negotiations were concluded at the end of the first quarter of 2003, the price paid to third parties was adjusted from R$227,138 to R$168,873.

The acquisition price of Pegasus, giving effect to the value paid to third parties, was in excess of the book value and generated a goodwill of R$254,974, which was justified by the expectation of future profitability based

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

on the valuations and synergy gains by the joint operations of Telemar and Pegasus. In addition, in the first quarter of 2003, the Company acquired the remaining 6.73% of the participation for R$17,570, increasing goodwill by R$22,554.

In December 2003, the Company prepared a technical study indicating the utilization, within the next ten years, of all Pegasus’ income tax credits, including tax loss carryforward. Therefore, the Company recorded these credit assets that were not included in the price or as an asset in the transfer balance sheet and adjusted the goodwill in R$51,650. The contract provides that these tax credits will be paid to the prior shareholders if utilized.

Therefore, after all these adjustments and events, the goodwill paid to third parties totaled R$340,270, including the remaining un-amortized goodwill paid upon the Parent Company’s capital increase of January 2001, described in the first paragraph of this item.

The transfer balance sheet of Pegasus, as of December 27, 2002, is as follows:

Assets and unsecured liabilities

Current assets
Accounts receivable	23,003
Recoverable taxes	12,691
Prepaid expenses	10,999
Other	4,499

51,192

Long-term assets
Credits receivable AIX	54,533
Recoverable taxes	11,401
Other	1,446

67,380

Property, plant and equipment
Investments	4,828
Property, plant and equipment	326,810
Deferred charges	1,020

332,658

Total assets	451,230

Unsecured liabilities (negative shareholders’ equity)	74,052

Total assets and unsecured liabilities (negative shareholders’ equity)	525,282

Liabilities

Current liabilities
Loans and financing	335,727
Suppliers	62,786
Advances received	23,713
Other	11,422

433,648

Long-term liabilities
Loans and financing	61,825
Advances received	29,809

91,634

Total liabilities	525,282

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Pegasus’ balance sheet was consolidated as of December 31, 2002.

(c) Participation increase in AIX

On November 19, 2003, AIX’ shareholders (Alcatel Telecomunicações S.A. (49.9%), Telecomunicações de São Paulo—Telesp (32.0%) and Pegasus (18.1%)) approved an economic appraisal by an independent third party, and recorded a provision for losses of R$157,400 on existing credits receivable from Barramar S.A. (“Barramar”), which defaulted contracts with, among others, highway concessionaires and AIX’s three shareholders. AIX is the leader of Consórcio Refibra, a consortium created to equalize these debts and sustain Barramar’s operations. Barramar recognized R$347,622 in debts with AIX’s shareholders in 2001, of which R$317,382 were transferred to AIX in August 2001. AIX also assumed R$27,784 of Barramar’s debts with highway concessionaires through a contract which obligates Barramar to pay this amount to AIX. These credits held against Barramar are guaranteed by an option to acquire Barramar’s ducts and network infrastructure, by a price to be determined by an independent valuation, and the restated credits may be used to liquidate the acquisition price.

Since Alcatel decided to dispose its participation in AIX to Pegasus and Telesp, the shareholders obtained from an independent third party a valuation of AIX’s discounted cash-flow value, considering that this acquisition option will be exercised in the near future. Due to this valuation, AIX’s management recorded in November 20, 2003, a provision for losses of these credits in the amount of R$157,400, reducing AIX’s shareholders’ equity.

On December 16, 2003, Alcatel disposed of its participation in the share capital to Pegasus and Telesp, whereby Pegasus acquired 79.1% of those shares for R$1, recording a negative goodwill of R$53,952. At the same time, Pegasus and Telesp increased AIX’ share capital through the capitalization of credits recorded against AIX, in the amounts of R$59,816 and R$105,752, respectively. With this acquisition and capitalization of credits, Pegasus increased its participation of 18.1% to 50%, which was disposed of at December 31, 2003, to Telemar.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

AIX’ transfer balance as of November 30, 2003 is as follows:

Assets

Current assets
Cash and cash equivalents	2,882
Accounts receivable	6,185
Deferred and recoverable taxes	2,084
Other	95

11,246

Long-term assets
Credits receivable	274,773
Judicial deposits	1,103

275,876

Permanent assets
Property, plant and equipment	44,928
Deferred charges	34,392

79,320

Total assets	366,442

Liabilities and shareholders’ equity

Current liabilities
Loans and financing	51,696
Suppliers	3,318
Deferred and recoverable taxes	2,634
Other	170

57,818

Long-term liabilities
Loans and financing	13,037
Advancement for future capital Increase	165,568
Other	22,353

200,958

Deferred income	13,282

Shareholders’ equity
Share capital	295,361
Accumulated deficit	(200,977)

94,384

Total of liabilities and Shareholders’ equity	366,442

Under Brazilian GAAP, although the Company’s prior participation in AIX was less than 20%, such investment was already accounted for by the equity method due to the Pegasus’ significant influence on AIX’ management.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(d) Corporate restructuring

On June 28, 2001, the Board of Directors and the Fiscal Council (“Conselho Fiscal”) of Telemar—RJ (the predecessor of Telemar) and the Company’s other 15 fixed-line telephone subsidiaries approved the merger of the net book values of these subsidiaries into Telemar—RJ, as proposed by the Board of Executive Officers. The objective of the merger was to simplify the existing corporate structure, improving the operation of public switched fixed-line telephone services.

As a result of the merger, holders of common shares of the other subsidiaries who opted to migrate exchanged their shares for common shares of Telemar—RJ, and holders of preferred shares of the other subsidiaries, regardless of the class, exchanged their shares for preferred class “A” shares of Telemar—RJ.

The corporate restructuring resulted in the acquisition of minority interests in a number of subsidiaries and sale of shares in others. The table below demonstrates the change in ownership of subsidiaries.

	% of total capital December 31,		% change in ownership as a result of corporate restructuring
	2000	2001
Telemar (previously Telemar-RJ)	86.20	80.79	(5.41)
Telemar-ES	83.02	80.79	(2.23)
Telemar-CE	78.00	80.79	2.79
Telemar-RN	68.89	80.79	11.90
Telemar-PA	55.13	80.79	25.66
Telemar-PB	64.38	80.79	16.41
Telemar-MG	79.49	80.79	1.30
Telemar-BA	81.61	80.79	(0,82)
Telemar-SE	61.87	80.79	18,92
Telemar-PE	75.90	80.79	4,89
Telemar-PI	73.40	80.79	7.39
Telemar-MA	63.59	80.79	17.20
Telemar-AP	81.08	80.79	(0.29)
Telemar-RR	59.72	80.79	21.07
Telemar-AM	75.18	80.79	5.61
Telemar-AL	69.99	80.79	10,80

All of the subsidiaries were merged into Telemar as of August 2, 2001.

With the merger the deferred income tax assets related to loss carryforwards recorded by Telemar—AM, Telemar—AL and Telemar—PE were written-off against net income for the year, totaling R$61,467.

(e) Goodwill on down-stream merger

On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and Instructions N°. 31/84, 319/99 and 320/99 of CVM, Telemar Participações S.A. (“Telemar Participações”), the controlling shareholder of the Company, subscribed for and paid in, through transfer of its investment and corresponding goodwill asset (“Goodwill”) in the Company, 100% of the capital in a new entity, 140 Participações S.A.

The objective of the down-stream merger was to assure realization of the tax benefits arising from the amortization of the Goodwill paid over book value by Telemar Participações on its acquisition of the Company

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

by transferring to the Company the tax benefit arising from the amortization of their Goodwill. Telemar Participações subscribed for and paid-in the capital of 140 Participações S.A. The purchase consideration included Telemar Participações shares in the Company and the corresponding Goodwill which arose at the time of the privatization of the Company. The down-stream merger of 140 Participações S.A. was approved by the shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into the Company. In the down-stream merger, the shareholders of Telemar Participações received shares of the Company in exchange for their shares in 140 Participações S.A. The net book value of the assets merged into the Company as of November 30, 1999 were as follows:

Permanent assets
Investments
Tele Norte Leste Participações S.A.	1,800,358
Goodwill	2,464,787

4,265,145

Shareholders’ equity
Capital	4,267,024
Accumulated deficit	(1,879)

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

On March 6, 2001, CVM issued Instruction No. 349, which amended Instruction No. 319 and determined the accounting method for the down-stream merger. The new Instruction determined the write-down of the Goodwill asset to the amount of the future tax benefit expected to be generated by the amortization of the Goodwill.

As a result, the Company reduced the Goodwill asset and the corresponding special reserve of goodwill by R$1,599,647, retroactive to January 1, 2000. The remaining value of R$824,060 corresponds to the amount of the expected future tax benefit. The Goodwill, which had been recorded in permanent assets, was reclassified to current and non-current deferred and recoverable taxes on the balance sheet. In addition, the Company reversed R$325,352 of amortization that had been recorded during 2000 in connection with the portion of the Goodwill that was reduced, retroactively as of January 1, 2000.

On May 9, 2001 and April 26, 2002, the Company increased its capital by R$167,605, which represented the prior year tax benefit derived from the amortization of the Goodwill recorded during the years ended December 31, 2003, 2002 and 2001. Amortization expense of the Goodwill, net of amortization of the provision, for the years ended December 31, 2003, 2002 and 2001, was R$167,605 each year (see Note 5).

(f) Summary of significant accounting policies

Basis of presentation

The consolidated financial statements, which are used as the basis for determining income tax and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Accountants, or “IBRACON”). The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which it has a controlling financial interest. Under Brazilian GAAP, interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, as of December 2003, the Company includes its 50% share of AIX income and expenses and assets and liabilities. Investments in businesses in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.

The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits .

Reclassifications of amounts of the 2002 Financial Statements

Certain amounts in the 2002 financial statements were reclassified to conform to the 2003 presentation, not effecting results of operations and shareholders’ equity, as follows:

	2002
	As disclosed in the 2002 Financial Statements	Reclassification	Disclosed in the 2003 Financial Statements
Balance sheet:
Trade accounts receivable, net (i)	2,724,931	(85,596)	2,639,335
Other current liabilities (i) + (ii)	(203,843)	105,485	(98,358)
Provisions for contingencies (ii)	(1,772,648)	(19,486)	(1,792,134)
Payroll and related accruals	(260,422)	(403)	(260,825)

Statement of operations:
Cost of services provided by third parties (iii)	(7,738,089)	(48,108)	(7,786,197)
Selling (iv)	(1,307,354)	(121,898)	(1,429,252)
General and administrative (v)	(1,014,602)	177,871	(836,731)
Other operating (expense) income, net (vi)	(144,285)	55,564	(88,721)
Interest expense (vii)	(2,345,573)	(63,043)	(2,408,616)

Statements of cash flows (viii):
Other assets (ix) e (x)	(136,247)	157,069	20,822
Long-term financial investments (ix)		(141,455)	(141,455)
Loans granted that were received (x)	15,614	(15,614)

(i)	The amount of trade accounts receivable decreased R$85,596 since in this year’s financial statements the Company is presenting the balance of accounts receivable charged by the Company reduced by the amounts of services belonging to and to be passed on to third parties. Due to the increase in the offer of co-billing to third parties, the Company is recognizing its accounts receivable net of these amounts. In the previous year the Company presented these amounts as other current liabilities on the balance sheet.
(ii)	Reclassification in the amount of R$ 19,486 from other current liabilities to long-term provision for contingencies.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	Cost of services increased R$48,108, mainly due to a reclassification of a part of Oi’s depreciation of property, plant and equipment, that had been recorded as general and administrative expenses. This reclassification reflects a review of the Company’s cost center structure.
(iv)	Selling expenses increased R$121,898, relating to postage and billing costs recorded as general and administrative expenses in last years financial statements.
(v)	General and administrative expenses decreased R$177,871, due to the postage and billing costs reclassification and to Oi’s depreciation of property, plant and equipment, both mentioned above.
(vi)	Other net operating (expenses) income decreased R$55,564 since in 2003 the Company is classifying the monetary restatement of provisions for contingencies representing actual amounts payable as interest expenses, as described in Note 4. The Company reclassified 2002 to be comparable with 2003 results.
(vii)	Interest expense increased R$63,043, mainly due to the accounting practice of the monetary restatement of contingencies, as described above.

Statements of changes in financial position and cash flows

(viii)	All reclassifications mentioned above are reflected in the statement of changes in financial position and the statement of cash flows.
(ix)	Only for cash flow purposes, the Company reclassified R$ 141,455 from other assets to long-term financial investments, referring to marketable securities.
(x)	Only for cash flow purposes, the Company reclassified R$ 15,614 from loans granted that were received to other assets.

Statements of cash flows and value-added (supplemental information)

These consolidated financial statements include the consolidated statements of cash flows prepared in accordance with Brazilian Accounting Standards and Procedures—(“NPC”) N° 20, which reflect the source and use of cash and cash equivalents in addition to the consolidated statements of changes in financial position which are required by Brazilian GAAP. The financial statements also include the statements of value-added, which presents the results from the point of view of generating and distributing value, which mainly benefits the employees, the government, community and third party and shareholders capital. These statements are prepared in accordance with CVM’s recommendations.

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

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Provision for doubtful accounts

This provision is established progressively in order to recognize probable losses in relation to the collection and call-restriction actions, as of 60 days past due, as follows:

Overdue bills	Restriction of Services/ Collecting Process	% loss provided for
Between 61 and 90 days	Restriction to receive calls	40
Between 91 and 120 days	Cut-off after 15 day warning	60
Between 121 and 150 days	Collection	80
Over 151 days	Collection	100

Commencing September 2001, government entities, corporate clients and other telecommunications service providers are being included in the calculation base for the provision, as are the agreements with clients in default to settle their debts in installments. For the installment agreements, the renegotiated debts are kept in the calculation base for the provision considering the original delinquency.

Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.

Inventories

Inventories of materials for resale are stated at purchase cost, which does not exceed replacement cost or realizable value.

Inventories of maintenance materials are stated at average purchase cost, which does not exceed replacement cost. Inventories of materials for network expansion are stated at average acquisition cost and recorded in “Construction in progress” under Property, plant and equipment.

Prepaid expenses

Subsidies for postpaid handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs, amortized over a 12 month-period since the client agreement provides for reimbursement in the event of disconnection or migration to the prepaid system before completion of this period. Besides this reimbursement, the handsets do not have economic value or other utilization, other than the services under the Oi plans. The subsidy of prepaid clients is not deferred since these plans do not have an early termination reimbursement fee.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The fees of the Fundo de Fiscalização das Telecomunicações (“FISTEL”), the Telecommunication Inspection Fund, paid by Oi upon enabling new users in the course of 2002 were also recorded as prepaid expenses, taken to income over the average churn (retention) period, which is usually 24 months. Since these fees are necessary to install the mobile terminals to be used by the Company’s clients, the Company considers them as subscriber acquisition costs.

Premiums on foreign exchange options, and prepaid commissions and fees related to the withdrawals of loans are amortized in accordance with the term of the related contracts.

Revenue recognition

Revenues are recognized on the accrual basis i.e. at the time the service is rendered. The services provided between the last billing date (“cycle”) and the end of each month are estimated and recognized in the month of accrual.

Revenues consist of monthly subscription fees, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of calls, the distance involved and the services used), network services, interconnection and leasing of high-capacity lines, sales of handsets, value-added services rendered to clients and contact center services. These revenues also include telephone installation fees and prepaid calling cards. The Company’s management considers that the installation fees should not be deferred since the margins are negative or low.

Revenues from public fixed-line prepaid calling cards are recognized when the cards are sold, while the related costs are recognized when incurred. Mobile prepaid calling cards sales revenues are deferred and recognized as income based on customer usage Revenues from sales of handsets and accessories are also recognized when the possession is transferred.

Investments

Investments consist primarily of (i) investments in affiliated companies, which are accounted for under the cost method, (ii) fiscal incentives, which are also accounted for under the cost method and less a provision for losses when considered necessary.

Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than 20% participation (voting or non-voting shares) and/or influence over the management, but without control. The interests in joint ventures are accounted for by proportionate consolidation. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in non-operating income (expenses), net.

Under General Accepted Accounting Principles in the United States (“US GAAP”), the equity method is permitted if the company holds 20% or more of the voting shares (see Note 34 (n)).

Property, plant and equipment

The investment in property and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific network expansion projects are stated at average original cost and are presented as “Construction-in-progress.” Improvements to existing property should be capitalized while

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

maintenance and repair costs should be charged to expense as incurred. Property and equipment is depreciated using the straight-line method over their estimated useful lives. The principal depreciation rates are detailed in Note 16.

Prior to January 1, 2000, interest on construction-in-progress was calculated monthly at a rate of 12% per annum, and capitalized as part of property and equipment until the asset was placed in service. Interest capitalized, which exceeded interest expense on loans obtained to finance construction-in-progress, was recorded in a restricted capital reserve directly in shareholders’ equity.

Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the new CVM rule No. 193, “Capitalized Interest on Financing of Construction-in-progress.” This new rule requires interest to be capitalized on construction-in-progress at the rates represented by current loans. As of December 31, 2002 and 2001, the Company capitalized R$323,413 and R$504,836, respectively. Since September 2002 the Company ceased the capitalization of interests in Telemar (fixed-line business segment), due to the fact that since than all constructions have a short-term delivery and are not directly financed by third parties. In Oi (mobile business segment), the capitalization ceased December 31, 2002, when the network expansion was substantially completed and the remaining contracts foresee the transfer of assets already constructed.

Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate. No impairment losses were identified in 2003, 2002 and 2001.

Intangible assets

Intangible assets consist of (i) the wireless authorization (license), acquired by the wireless telecommunications subsidiary, Oi, which is amortized using the straight-line method over the license period of 15 years; (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment (see Note 1 (b)), which is amortized on a straight-line basis over a five-year period; and (iii) negative goodwill related to the participation increase of the investment in AIX, which will be amortized as of January 1, 2004 on a straight-line basis over a five-year period, based on an economic feasibility study.

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

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Under Brazilian GAAP, results from swap operations are determined and recorded by comparing contractual exchange rates to period end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on options and forward contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.

Under US GAAP, derivatives are recorded at fair value (see Note 34 (f)).

Provisions for contingencies

Provisions for contingencies are established for contingent risks considered as “probable losses” by the Company’s management and external legal consultants. The basis, amounts involved and nature of the main provisions are described in Note 24.

Dividends and interest on own-capital

Dividends and interest on own-capital are recorded at year-end based on the proposed amount by the management, which is expected to be approved in the Annual Shareholders’ Meeting.

Income tax and social contribution

Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes.” Tax credits arising from tax loss carryforwards are recognized as tax assets when future results, discounted to present value, are sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a period of future results forecast of ten years. The technical forecast is approved by management, pursuant to CVM Resolution No. 273 and CVM Instruction No. 371 (see Note 11).

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred. As of December 31, 2003, 2002 and 2001, total expenses were R$200,227, R$172,560 and R$171,878, respectively.

Research and development

Research and development costs are charged to expense as incurred. Total costs were approximately R$3,900, R$10,300 and R$34,411 in 2003, 2002 and 2001, respectively.

Earnings per share

Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

Employee benefits

The Company sponsors pension plans for its employees. Those plans (PBS-A, PBS-Telemar and TelemarPrev) are administered by Fundação Sistel de Seguridade Social—“SISTEL” (Sistel Foundation for Social Security) and its costs are recorded in the financial statements according to Deliberation CVM No. 371, specifically, in the case of the defined benefit plans (PBS-A and PBS-Telemar), during the working period of the

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

participating employees and, in the case of the defined contribution plan, according to the monthly contributions based on actuarial calculations approved by the Secretaria de Previdência Complementar (the Secretary for complementary pension plans). This pronouncement was adopted by the Company as from the year ended December 31, 2001. Contributions are based on payroll and on actuarial calculations, being recorded on an accrual basis.

Although, the plans’ assets exceed the actuarial liabilities at December 31, 2003 and 2002, those excesses will not be recognized, as the reimbursement is not determined in the plans’ by-laws.

Vacation benefits payable to employees are accrued in proportion to the period vested.

The Company has a profit sharing program, granted to all employees who have been with the Company for at least eight months (see details in Note 29 (b)).

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

2. Operating revenues

	2003	2002	2001
Fixed-line telephone services
Local services
Monthly subscription fees	5,308,979	4,581,099	3,606,831
Pulses (metered service)	2,598,065	2,247,179	2,026,486
Fixed-to-mobile calls VC1	2,948,226	2,753,750	2,680,471
Installation fees	79,214	141,302	359,476
Collect calls	128,118	124,856	112,145
Other revenues	4,697	3,386	7,241

	11,067,299	9,851,572	8,792,650

Long-distance services
Intra-sectorial	1,402,274	1,110,585	835,129
Intersectorial	569,251	399,936	274,015
Interregional	300,920	58,759
International	80,890	14,921
Fixed-to-mobile calls VC2 and VC3	610,068	482,089	459,256

	2,963,403	2,066,290	1,568,400

Other fixed-line services
Prepaid calling cards (for pay phones)	808,440	668,875	570,379
Advanced voice	241,514	259,459	177,622
Additional services	422,816	302,513	257,820

	1,472,770	1,230,847	1,005,821

Mobile telephone services
Monthly subscription fees	191,068	20,809
Originating calls	287,695	33,246
Sales of mobile handsets and accessories	598,421	388,035
National roaming	11,366	436
International roaming	52,358	8,131
Additional services	42,753	5,110

	1,183,661	455,767

Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	1,022,922	1,248,931	1,251,214
Mobile to fixed-line network use	234,322	248,380	244,148

	1,257,244	1,497,311	1,495,362

Remuneration for the use of the mobile network
Mobile to mobile network use	108,381	20,222
Fixed-line to mobile network use	61,985	7,242

	170,366	27,464

Data transmission services
Transmission—EILD	291,491	373,323	344,337
Dedicated Line Service—SLD	345,344	275,642	275,386
IP services	206,971	91,992	54,807
Switching packs and frame relay	134,159	87,329	64,803
ADSL (“Velox”)	128,071	33,087
Others	77,941	44,456	47,933

	1,183,977	905,829	787,266

Contact center	93,806	46,059
Other services	34,409	10,217	10,050

Gross operating revenue	19,426,935	16,091,356	13,659,549
Value added and other indirect taxes	(5,241,555)	(4,071,128)	(3,466,281)
Discounts and devolutions	(182,576)	(146,275)	(90,202)

Net operating revenue	14,002,804	11,873,953	10,103,066

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Description of services

(a) Fixed-line telecommunications

(i) Local

Until February 1999, the Company was the only provider of local and intra-regional fixed-line telecommunications services Region I. In February 1999, Anatel granted an operating license to Vesper S.A. to provide local and intra-regional fixed-line telecommunications services in Region I. Embratel is also starting to sell lines within a local fixed-line telecommunications project, according to an authorization granted by Anatel in August 2002.

The monthly subscription fee includes a franchise of 100 free pulses. The measured services includes all calls originating and destined in one single local area in Region I, and refers to the pulses in excess of the monthly subscription. Pulses are measured every 4 minutes and only charged if the call is completed. However, charging of the pulses can vary from 1 second to 4 minutes. On weekdays between 00:00 hr and 06:00 hrs, Saturdays from 14:00 hr to 20:00 hr and Sundays and holidays, only one pulse is charged, independent the duration of the call.

The Company also offers to corporate clients with PABX systems the direct dial service (direct transfer of external calls to extensions). For companies who need a large amount of lines, the Company offers digital trunk services, increasing speed and optimizing the client’s telephone system.

The Company provides several other local complementary services, among which voice mail, calls in hold, transfer of calls, conference calls, quick dial and call identification.

In August 2002, the Company received authorization to provide local services in Regions II and III, but those services have not yet been started.

(ii) Fixed-line to mobile calls

This refers to calls made by fixed-line customers to mobile telephone customers. These services also include collect calls from mobile customers to fixed-line customers.

(iii) Long-distance

Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another one are referred to as “intra-regional”. Intra-regional service includes intra-sectorial and intersectorial calls (between two different sectors, even within the same State).

(iii.1) Intra-sectorial and intersectorial long-distance services

Until July 1999, Embratel was the only provider of interstate long-distance services. On that date Anatel increased competition between providers of fixed-line long-distance calls to require the client to choose a provider for every long-distance call by means of dialing the Company’s long-distance access code “CSP 31” before the telephone number. In July 1999, together with the implementation of this access code numbering plan, Embratel started to provide the interstate long-distance service throughout the country, including the States of Region I, and the Company started to provide interstate long-distance services between the States in Region I.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii.2) Interregional long-distance services

The interregional long-distance service corresponds to calls originated and concluded between Regions of different concessions. After meeting some of the universal service targets in the second quarter of 2002, the Company started to provide interregional long-distance services in Region I in July 2002, and services originating in the Regions II and III in February 2003. Therefore the Company signed interconnection contracts mainly with the other two providers of local fixed-line telecommunications in order to interconnect directly to their networks.

Besides this, since July 2002 the Company provides international long-distance services originating in Region I, utilizing the authorization granted to Oi, although the fixed-line telecommunications clients access such services using the Company’s access code “CSP 31”. The Company signed several international contracts to interconnect its network to the networks of the main telecommunications providers abroad.

(iv) Public telephone cards

The Company operates public telephones in all of Region I. On December 31, 2003, the company had 662,055 public telephones in service (2002—714,253), all of them using prepaid cards (quantities were not audited).

(v) Advanced voice

Consisted of the 0300, 0500 and 0800 services offered to businesses by means of a telephone number, billed according to pre-established tariffs to the subscribers or to the businesses.

(vi) Additional services

Other services rendered, such as address change (customers are enabled to keep the same telephone number when moving to another address), consulting the telephone directory information service “102”, call-restrictions, follow-me, answering machine, among others.

(b) Remuneration for the use of the fixed-line network

Telemar maintains interconnection and voice-traffic contracts with providers of fixed-line and mobile telecommunications services, as operators are obligated to render interconnection services with no discrimination. Although subject to some regulation requirements, the terms of the interconnection contracts are freely negotiated between the parties, but subject to review and confirmation by Anatel. If the parties cannot reach an agreement, one of the parties shall request that Anatel determine the terms of the contract.

The use of Telemar’s network services mainly related to competition in the long-distance market. Therefore, Telemar’s main clients are the long distance services providers, paying different tariffs depending on the type of network utilized. Every time Telemar gains market-share in long-distance, long-distance service revenues increase while its revenues from the use of the fixed-line network reduces, with a positive net effect due to the rate differences.

(c) Remuneration for the use of the mobile network

Oi’s mobile network is interconnected to the national and international long-distance fixed-line networks of all companies operating in Region I and all the mobile telecommunications providers of “bands” A, B and E in Region I, and band D in Regions II and III, providing to the Company’s GSM clients automatic access to

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

roaming services when traveling in Brazil. The revenue growth is mainly due to the growth in the Company’s prepaid subscribers base, which historically receive a greater volume of incoming calls, corresponding to interconnection rates charged when clients of fixed-line or other mobile services providers utilize Oi’s network to complete a call to the Company’s prepaid customers.

With the migration of the main part of the mobile providers to the personal mobile service system (“Serviço Móvel Pessoal”—“SMP”), in July 2003, whereby the clients select the long-distance access code CSP 31, the remuneration for the use of the mobile network suffered an impact. Under this new methodology, one operator has to pay when the usage exceeds 45% and 55% of the total traffic. While this new methodology reduces revenues of network usage, it decreases the interconnection costs.

(d) Mobile telephone services

Revenues from mobile telephone services include (i) utilization rates for outgoing calls, value-added services, such as Internet access, data transmission, short messages (“SMS”), follow-me, calls in hold and call restriction; (ii) monthly subscription charges of the postpaid customers; (iii) roaming; and (iv) sale of mobile handsets and accessories. The postpaid services include, according to the handset, answering machine, call identification, conference call, follow-me, calls in hold and special services such as WAP and GPRS. WAP is a service and contents channel available to the clients. Some of its recourses are: sending and receiving SMS, forming contact groups, on-line banking, ticket sale, among others. According to the type of handset, clients have access to the GPRS service, allowing the access to the Internet via mobile telephones, laptops or palmtops, even during conversation.

The clients of postpaid services pay a monthly subscription fee and are billed on a monthly basis, while clients of prepaid services buy cards, valid for a determined period, which prices vary according to the number of minutes to be utilized.

Mobile services are offered in Brazil according to a “caller pays” system, in which the subscribers pay only for the outgoing calls, except for roaming rates. The tariffs vary according to the service plan, call origin, destination and length. Clients pay a thirty-second minimum per call. After the first thirty seconds, clients are billed for every six additional seconds. All plans offer reduced tariffs during certain hours of the day.

Oi also earns revenues from roaming contracts with other national and international mobile telecommunications providers.

(i) Monthly subscription fees and originating calls

Contains the service tariffs based on the number and length of local and national long-distance calls, as well as revenues from subscription of postpaid plans.

(ii) Sales of mobile handsets and accessories

Refers to revenues from the sales of mobile telephone handsets, sim-cards (card containing customers’ information) and other accessories.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii) National and international roaming

Refers to the revenues from roaming contracts with other providers of national and international mobile telecommunications services. If a subscriber of other mobile provider originates a call in Region I, this other provider pays a contractual rate to Oi, and vice-versa. If the Oi subscriber originates calls outside the Company’s region, the rate Oi pays to the other provider is charged to the subscriber.

(iv) Additional services

Refer substantially to services of infrastructure sharing and other services of value-added, such as sending text messages.

(e) Data communication services

The Company provides to its corporate clients several personalized high-speed data transmission services. The data transmission services include the interconnection between local area networks with data transmission speeds of 34Mbps and 155 Mbps, video-conference, video/image transmission, multi-media applications and dedicated and dialed Internet access through Internet providers, as well as private network services which enable its clients to choose networks like intranet and extranet. The Company also provides dedicated line services, leasing these lines to other operators, Internet providers and corporate clients. Other telephone operators, especially mobile, lease from the Company trunk lines (EILD) for use in their independent networks .

Data transmission services are rendered utilizing the Company’s regional data transmission network and multiple service network platform and Pegasus’ national radio and fiber optic network.

The Company renders broadband Internet access services using ISDN and ADSL technology in the main municipalities of Region I. The ISDN lines for residential clients were offered starting in January 2000, and ADSL subscriptions for small and middle companies in April 2001. In 2003, the Company began ADSL service called “Velox” as a mechanism for Internet access in the residential segment. The ADSL technology enables the high-speed transmission of data and voice, via only one pare of copper lines in the access network. As the voice transmission via telephone lines utilizes only one of many possible band frequencies, the remaining bands can be utilized for data transmission. An ADSL modem is installed on the client’s conventional line, which is connected to a DSLAM (“Digital Subscriber Line Access Multiplexer”) at the telephone station.

Clients can simultaneously use the telephone line and access Internet and pay a subscription fee for the use of the modem and also a fixed monthly subscription fee, independent of the time length of their connections to the Internet.

The tariffs for the data communication services are defined exclusively in function of competition, not being regulated by Anatel.

(f) Rate and tariff adjustments (indexes unaudited)

Telecommunications service rates are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a basket of local, long-distance services. The interconnection tariffs are also adjusted annually.

On June 27, 2003, Anatel authorized the readjustment of the tariffs for local and long-distance services, based on the variation of “Índice Geral de Preços—Disponibilidade Interna”—IGP-DI (general price

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

index—internal disposition) according to the concession contract. The approved readjustment would be, on average, 28.75% (local services), 24.85% (national long-distance) and 10.54% (international long-distance).

The increase in tariffs was authorized by Anatel, and applied by all regulated telephone service providers but caused a large amount of lawsuits, questioning the approved readjustment index. A federal court of justice decided on July 3, 2003, that the readjustment to be applied would be based on the IPCA (consumer price index), accumulated for the last twelve months up to May 2003 (17.24%). During this period the difference between the IGP-DI and IPCA was approximately 12.81%. On July 12, 2003, the Company was obligated to readjust the tariffs according to the IPCA, retroactively as from June 29, 2003. Resources were posted against this new decision, which continues to be in effect until the present moment, still not having a final decision on the matter.

This way, the tariff readjustments of the basic local service plan and of the long-distance service plan, can be summarized as follows (unaudited):

	In reais (net of taxes)
	Current tariff	Previous tariff
Local Service
Installation fees	36.31	43.57
Residential subscription	32.30	27.55
Commercial subscription	47.93	40.88
PBX subscription	45.47	40.88
Local pulse (average)	0.12347	0.10531
Credit of calling cards (*)	0.09496	0.08100

Long-distance (Km) (**)
0-50	0.32833	0.28012
50-100	0.43206	0.37646
100-300	0.44397	0.38862
+300	0.49240	0.44258

(*)	Tariff including taxes.
(**)	Weighted average tariffs for the traffic of minutes of long-distance calls.

On February 6, 2003, Telemar readjusted the tariffs of fixed-to-mobile services (VC1, VC2 and VC3) by 24.7% on average. Anatel also approved the maximum rates for those services, excluding taxes, being (unaudited):

•	VC1 = R$0.6657
•	VC2 = R$1.3111
•	VC3 = R$1.4918

Although this readjustment increased revenues from fixed-line to mobile calls, costs of interconnection with the mobile providers also presented increases (see interconnection costs in Note 3).

On June 29, 2003, Anatel confirmed tariff increases for the use of the “TU-RL”—“tarifa de uso de rede local” (tariff for the use of the local network) network of 8.23% and “TU-RIU”—“tarifa de uso de rede interurbana” (tariff for the use of the interurban network) of 14.28%.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

On July 16, 2003, Oi readjusted, on average, the tariffs for the services of the basic postpaid plan by 14% and of the basic prepaid plan by 9%. These tariffs can be readjusted every 12 months, upon Oi’s request, after the required confirmation by Anatel. The main tariffs for the services of Oi’s basic plans are as follows (unaudited):

In reais (incl. taxes)
Subscription	39.60 fixed per month
Mobile—to fixed-line and Mobile to mobile (postpaid)	0.69 per minute
Mobile to fixed-line and Mobile to mobile (prepaid)	0.95 per minute
Call addition—calls to different city codes	1.00 per call

3. Cost of services rendered and operating expenses

The 2003 costs and expenses are higher than those of 2002 due to the fact that the results of Oi were only recognized as of July 2002, as under Brazilian GAAP all the results in the pre-operating period are deferred (see Note 18).

	2003
	Cost of services rendered and goods sold	Sales	General and administrative	Total
Depreciation (i)	3,197,976	62,241	186,016	3,446,233
Interconnection (ii)	2,531,073			2,531,073
Personnel	512,073	204,544	198,153	914,770
Network maintenance	789,422			789,422
Provision for doubtful accounts (iii)		597,598		597,598
Cost of handsets and accessories (iv)	740,918			740,918
Rental and insurance (v)	399,215	7,305	52,959	459,479
Other third party services	74,292	108,452	105,413	288,157
Sales commissions		235,035		235,035
Advertising		200,227		200,227
Consultancy and legal counseling	6,958	19,423	174,673	201,054
Electricity	139,323	4,933	10,855	155,111
Postage and billing costs		225,938		225,938
Materials (vi)	96,776	17,554	5,621	119,951
Data processing	11,112	3,702	80,649	95,463
Costs of materials for resale	76,782			76,782
Third party print and clearing services		36,264	3,753	40,017
Management fee (vii)			25,430	25,430
Contact center		3,900		3,900
Other costs and expenses	108,622	11,501	11,790	131,913

Total	8,684,542	1,738,617	855,312	11,278,471

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2002
	Cost of services rendered and goods sold	Sales	General and administrative	Total
Depreciation (i)	3,406,020	63,738	177,677	3,647,435
Interconnection (ii)	2,369,158			2,369,158
Personnel	440,373	172,902	187,899	801,174
Network maintenance	736,637		1,075	737,712
Provision for doubtful accounts (iii)		616,038		616,038
Cost of handsets and accessories (iv)	414,748			414,748
Rental and insurance (v)	390,618	4,778	55,911	451,307
Other third party services	71,691	53,438	100,734	225,863
Sales commissions		73,355		73,355
Advertising		172,560		172,560
Consultancy and legal counseling	7,085	6,091	145,919	159,095
Electricity	112,495	3,665	8,610	124,770
Postage and billing costs		213,741		213,741
Materials (vi)	174,612	9,283	13,778	197,673
Data processing	2,796	6,618	52,032	61,446
Costs of materials for resale	39,484			39,484
Third party print and clearing services		24,827	1,710	26,537
Management fee (vii)			57,708	57,708
Contact center		6,961		6,961
Other costs and expenses	35,228	1,257	33,678	70,163

Total	8,200,945	1,429,252	836,731	10,466,928

	2001
	Cost of services rendered and goods sold	Sales	General and administrative	Total
Depreciation (i)	2,737,303	50,118	146,818	2,934,239
Interconnection (ii)	2,334,608			2,334,608
Personnel	525,376	167,310	202,819	895,505
Network maintenance	625,847	56		625,903
Provision for doubtful accounts (iii)		925,611		925,611
Rental and insurance (v)	220,412	11,082	61,116	292,610
Other third party services	69,166	31,930	141,718	242,814
Sales commissions		7,174		7,174
Advertising		171,878		171,878
Consultancy and legal counseling	13,259	14,360	157,036	184,655
Electricity	86,470	7,218	6,439	100,127
Postage and billing costs	627	70,689	10,385	81,701
Materials (vi)	122,053	6,543	15,862	144,458
Data processing	1,463	5,660	40,271	47,394
Third party print and clearing services	50,128	57,035	28,598	135,761
Management fee (vii)			50,665	50,665
Contact center		43,568		43,568
Other costs and expenses	19,923	838	7,953	28,714

Total	6,806,635	1,571,070	869,680	9,247,385

TELE NORTE LESTE PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i)	Depreciation costs of switching and transmission equipment reduced due to the increase in the volume of totally depreciated equipment as from 2003. The useful lives of equipments were adjusted from ten to five years in the beginning of 1999..
(ii)	Interconnection costs refer essentially to rates charged by the other mobile operators for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3). In February 2003, Anatel authorized an average increase of 24.7% for the network usage of the mobile operators in Region I.
(iii)	The reduction in the expense of the provision for doubtful accounts was substantially due to the campaigns to recover credits overdue for more than 150 days, implemented as from the end of 2002, besides tele-collection and call-restriction actions.
(iv)	This refers to the acquisition cost of mobile handsets, sim-cards and other Oi accessories.
(v)	Rental and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right of way and for dedicated lines from other telephone providers, as well as areas for the installation of mobile towers.

The Company rents telecommunication equipment and lines from/to fixed-line and mobile operators and other private companies in order to enable the completion of calls (dedicated circuits, cable connections, satellites, posts, right of way and physical space), as well as to provide data transmission under a number of operating agreements expiring at different dates. Rental revenues and expenses, according to the related agreements, were as follows:

	2003	2002	2001
Rental revenues	636,835	648,965	619,723
Rental expenses	(463,892)	(349,824)	(209,903)

The Company has a contracts with IBM Brasil Leasing Arrendamento Mercantil S.A. and Fináustria Arrendamento Mercantil for leasing computer equipment. In 2003, expenses with these contracts totaled R$ 24,011 (2002—R$ 16,112), being classified as “Rental an insurance”(see also Note 31 (b)).

(vi)	Materials costs comprise substantially of materials applied in network maintenance without increasing the useful life of the assets, fuel and lubricant costs.
(vii)	At the Extraordinary General Meeting held on November 30, 1999, shareholders approved a management and administrative services agreement between Telemar and Telemar Participações, establishing an administration fee, as permitted in the concession agreements. Such contract was in force until December 31, 2003 and, the remuneration was based on a percentage of net revenues, as follows: 0.5% in 2002, and 0.2% in 2003.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

4. Financial income (expense)

	2003	2002	2001
Financial income
Interest on marketable securities (i)	269,828	217,285	176,888
Interest on the receipt of overdue bills (see Note 9)	104,622	80,407	89,970
Amortization of option premiums		1,577	65,870
Interest on other assets (substantially, recoverable taxes)	180,935	42,150	73,426
Other	12,043	43,051	88,288

	567,428	384,470	494,442

Financial expenses
Interest on loans payable to third parties	(633,193)	(578,674)	(237,109)
Interest on own-capital (ii)	(629,259)	(668,365)	(152,736)
Reversal of interest on own-capital (ii)	629,259	668,365	152,736
Monetary/exchange variations on loans payable to third parties (iv)	1,427,678	(2,510,469)	187,089
Derivative results (iv)	(2,349,407)	1,675,399	(266,645)
Amortization of option premiums (iii)	(3,290)	(73,182)	(94,771)
Bank charges, including CPMF	(243,366)	(205,600)	(120,300)
Interest on debentures	(277,419)	(245,473)	(139,089)
Monetary restatement of provisions for contingencies (v)	(277,536)	(196,039)	(98,809)
PIS/COFINS on financial income and IOF	(133,231)	(239,348)	(61,284)
Interest on refinanced taxes—REFIS (see Note 23)	(119,579)
Other	(63,586)	(35,230)	(87,836)

	(2,672,929)	(2,408,616)	(918,754)

Total	(2,105,501)	(2,024,146)	(424,312)

(i)	Financial income basically represents interest on financial investments, primarily investments in “CDB”—“Certificado de Depósito Bancário” (bank deposit certificates) in local currency.
(ii)	Considering the tax benefits, the Company recorded in 2003 and 2002 interest on own-capital of R$869,411 and R$849,997, respectively, while the Company recorded dividends in 2003 and 2002 of R$458,132 and R$499,979, respectively. The values shown in the table above exclude the Company’s participation in Telemar’s distribution. To comply with the tax dispositions, such interests were accounted for as “Interest expenses” and “Interest income”, and reversed to “Retained earnings” to demonstrate profit distribution and to “Investments” in TNL to demonstrate the reduction of equity.

In 2003, TNL and its parent company Telemar Participações obtained a favorable judicial decision to avoid the withholding income tax on interest on own-capital, under the argument that both companies have tax credits not utilized in 2003, and that there would be no reason to justify such retention since in the annual income tax return there would be no income tax payable. Therefore the Parent Company will not record the withholding tax credit, which realization is considered difficult due to the nature of its operations.

(iii)	Expenses and income from premiums on options are taken to income during the term of the related contracts. On December 31, 2003, the Company had no option contracts (see Note 28 (b)).
(iv)

Indexation charges and foreign currency exchange losses on loans from third parties are positively impacted by the devaluation of the US dollar against the Real, which was 18.2% (valuation of 52.3% in 2002). Under

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Brazilian GAAP, net results from swap operations are recognized in the income for the year on the accrual method, thus reducing the interest expenses arising from exchange variations. Losses on options transactions are recognized on the accrual method and gains are recognized upon contract maturity (see Note 28).

(iv)	Restatement of provisions for contingencies of the amounts to be actually paid in the event of loss and/or settlement is stated as “Interest expenses”. Such procedure applies primarily to tax assessments and proceedings, since provisions for most civil and labor claims are estimated.

5. Other operating income (expenses), net

	2003	2002	2001
Funds reimbursed by the SISTEL pension plan (i)		153,233
Amortization of down-stream merger Goodwill (ii)	(492,958)	(492,958)	(492,958)
Reversal of provision for down-stream merger Goodwill (ii)	325,353	325,353	325,353
Amortization of negative goodwill (xi)			175,424
Amortization of goodwill on Pegasus (Note17)	(75,062)	(6,196)
Amortization of deferred charges (Note18)	(68,226)	(41,872)	(6,455)
Equity accounting adjustment	74,606	(18,600)	17,679
Research and development (x)			(34,411)
Taxes (iii)	(280,623)	(188,907)	(181,302)
Fines on late-payment charged to customers (Note 9)	140,205	118,103	102,057
Provision for contingencies (v)	(276,220)	(149,900)	(376,162)
Reversal of contingencies (vi)	143,711	132,172	59,320
Fines (iv)	(84,135)	(23,265)	(16,370)
Recovered expenses (vii)	201,098	132,505	74,498
Rental of infrastructure (viii)	94,471	62,685	56,073
Bonuses obtained (ix)	96,536	1,319
Technical and administrative services	56,665	64,015	53,566
Other, net	(41,727)	(3,175)	18,233

Total	(186,306)	(88,721)	(225,455)

(i)	During the first half of 2002, the Company received and recorded R$ 153,233 (recovery of expenses) with respect to excess funds from “Fundação Sistel de Seguridade Social”—“SISTEL” (pension fund), as a result of the reversal of part of SISTEL’s provisions for tax contingencies under the defined contribution benefit plan, arising from the amnesty of legal fines as a result of SISTEL’s adherence to the Special Taxation Regime, as permitted by Provisional Measure No. 2222, of December 4, 2001 (for more details see Note 29 (a)).
(ii)	Refers to the amortization of the goodwill from the downstream merger as described in Note 1(e). The tax benefit due to the amortization is passed on to Telemar Participações via issue of shares in the following year’s Shareholders’ Meeting.
(iii)

During the years ended December 31, 2003 and 2002, the Company recorded R$227,256 and R$198,687, respectively, with respect to expenses with the “Fundo de Universalização de Serviços de Telecomunicações”—“FUST” (fund for universal telecommunications services) and the “Fundo para o Desenvolvimento Technológico das Telecommunicações Brasileiras—FUNTTEL” (fund for development

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

of Brazilian telecommunications technologies), corresponding to a contribution of 1.5% of the gross operating revenue from telecommunications services, net of ICMS, PIS and COFINS taxes.

Besides this, for presentation of the consolidated results, the taxes incident on eliminated intercompany revenues (ISS, ICMS, PIS and COFINS) are shown as other operating expenses, and totaled in 2003 and 2002, R$59,922 and R$24,514, respectively.

(iv)	Due to the adherence to the program for refinancing of taxes and contributions “Programa de Refinanciamento Fiscal”—“REFIS”, as disclosed in Note 23, fines in the total amount of R$36,650 were recognized in 2003. Besides this, Anatel assessed the Company due to non-compliance of customers’ attending outlets, totaling R$17,831 and R$13,251 in 2003 and 2002, respectively. Management is reopening some outlets to attend customers to avoid new assessments and signed a contract with the national post office to render these services to customers.

The main variations occurred in the expenses with contingencies in 2003 refer to labor claims—in December 2003, prescribed the term for entering with a complaint related to the lay-off due to the end of the program for anticipating the universal service targets of 2001, increasing significantly the number of claims; and civil claims—revaluation of the amounts of civil action, especially those referring to the indemnifying claims. For details about changes in provisions for contingencies see Note 24.

(v)	Provisions related to the probable incidence of PIS/COFINS, ICMS—Convênio 69/98, INSS (SAT), IOF, ILL, IR/CS, FGTS and CPMF are recorded in the results accounts of such taxes and contributions, as presented below:

	2003	2002	2001
Deductions from gross revenue:

ICMS Agreement 69/98—additional services	(10,613)	(20,270)	(65,894)
ISS—Rental of IP gates	(4,264)
COFINS rate increase	(132,051)	(127,409)	(115,587)

Personnel cost:

FGTS		(1,478)	(8,426)
SAT offset		(13,398)	(26,361)

Other operating expenses:

PIS/COFINS—base increase	(3,319)	(27,092)	(9,662)

Financial expenses:

PIS/COFINS—base increase	(8,339)	(28,726)	(60,426)
CPMF	(67,749)	(94,043)	(19,172)
IOF	(37,404)	(101,075)
Monetary restatement of provisions	(184,758)	(122,260)	(61,284)
Income tax and social contribution:	8,214	7,003	(12,002)

	(440,283)	(528,748)	(378,814)

The monetary restatement of provisions representing amounts that will be actually paid is recorded as “Financial expenses” (see Note 4 (v)).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(vi)	The 2003 result includes the reversal of a provision of R$67,192 referring to a discussion of the value assigned to preferred shares issued by Telebrás during a public offering in 1990, which was subject to judicial discussions. Management obtained a favorable opinion from its legal counsel that the claim does not represent risk of losses, considering that the irrelevant volume of complaints requesting this right since the beginning of the claim. The Company also reversed R$66,537 referring to several tax claims for ICMS, INSS and federal taxes considering (a) existence of tax documentation for the defenses; and (b) decisions of the Supreme Federal Court.
(vii)	The recovered expenses in 2003 refer to the tax credits related to PIS, COFINS, FUST and FUNTTEL wrongly recorded and excessively paid in previous years, in the amount of R$102,335, having been recorded as Financial income due to the restatement of these credits in the amount of R$95,990 (see Note 4). Besides this, R$84,555 were recovered referring to value-added tax credits (ICMS) wrongly paid over materials used on network maintenance or permanent assets which have been totally depreciated since than, not utilized for tax reduction in previous years.
(viii)	The Company charges rental fees from other mobile operators usage of radio base stations located in its buildings. The increase of this other operating revenue is related to the expansion of the mobile infrastructure.
(ix)	Refers to bonuses obtained from suppliers of mobile handsets when contractual acquisition volumes are attained.
(x)	Prior to the spin-off of Telebrás, the subsidiaries and other companies of the Telebrás System contributed to Centro de Pesquisa e Desenvolvimento—“CPqD”, (a Research and Development Center), which was operated by Telebrás and conducted its own independent research and development. Subsequent to the spin-off, a private, independently administered research and development center was created. According to an agreement signed in May 1998 between the Company and the research and development center, the Company was required to contribute a total amount of R$128,594 to the center over a three-year period which expired in May 2001.
(xi)	At an Extraordinary General Meeting of the subsidiary Telecomunicações do Rio de Janeiro S.A. (currently Telemar) held on April 12, 1999, the settlement of the subsidiary debt value of R$1,681,427, owed to the Company, with the issue of 37,766,387,915 common nominative shares to the Company, with no par value was approved. The capital increase of this subsidiary generated a negative goodwill of R$238,075, attributed to the expectations of future negative results. The negative goodwill balance was fully amortized in the year ended December 31, 2001, as a result of the merger of the subsidiaries into Telemar—RJ.

6. Non-operating income (expenses), net

	2003	2002	2001
Unexercised option of BCP (i)	101,094
Provision for loss on leased assets (ii)	(81,998)
Provision for adjustment to fair value (iii)	(37,063)
Write-off of deferred assets of discontinued businesses (iv)	(27,247)
Provision for losses on tax incentive investments (v)	(46,364)
Equity in earnings of affiliates (vi)	22,182	15,004	26,344
Gain (loss) on disposal of permanent assets (vii)	688	22,471	(29,896)
Other non-operating income (expense), net	148	(9,027)	1,432

Total	(68,560)	28,448	(2,120)

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(i)	On August 26, 2003, the Company signed an agreement with América Móvil S.A, related to an option to participate in the acquisition of share capital of BCP S.A. América Móvil S.A. concluded the acquisition of BCP on October 31, 2003. As foreseen in the clauses of this agreement, the Company has the right to receive US$ 35 million since it did not exercise this option.
(ii)	Due to the excess of competitiveness and the capacity of the competitors in the Internet Data Center—IDC segment, as well as consolidation of this market in large technology players, management decided to transfer these activities developed by TNext, to Hewlett Packard (HP). On June 30, 2003, contracts were signed selling by the book values approximately R$7 million of hardware, software and equipment, besides a free lease agreement in effect as of December 2003 for R$82 million in other assets, with an option to buy these for R$3 million at the end of three years. To record the loss due to this free lease agreement, the Company recognized in 2003 a provision for loss on discontinued assets, in the amount of R$81,998.
(iii)	The Company recorded in 2003 a provision of R$37,063 in order to write-down the cost of fiber optic inventories to replacement values, calculated based on price quotations.
(iv)	In the first quarter of 2003, management decided to sell the activities related to Internet Data Center developed by TNext and incorporate the activities developed by the subsidiary HiCorp. Therefore, under Brazilian GAAP, the Company recorded the write-off of deferred charges of these subsidiaries (see composition of the pre-operating deferred charges in Note 18).
(v)	In 2003, after concluding a data inventory with financial institutions, the Company recorded an additional provision for losses on balances of tax incentive investments of R$46,364. The main impacts refer to “Fundo de Investimentos do Nordeste”—“FINOR” (northeast tax incentive investment fund) and “Fundo de Recuperação Econômica do Estado do Espírito Santo”—“FUNRES” (tax incentive investment fund of the State of Espírito Santo), which have low expectation of recoverability.
(vi)	The Company recognizes as non-operating results the gains and losses from equity method accounting from variations in participation percentages in share capital.

(vii)	In November 2001, Telemar entered into a partnership agreement with Hispamar Ltda. in order to reduce costs to cover the northern region of Brazil, in particular transponders rented from Embratel. On December 31, 2002, Telemar entered into an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., providing the right to utilize its C band satellite obtained free of charge geostationary orbital position which had been acquired upon privatization of TNL. In the concession agreement, the assignment price to this band offered by Telemar was established by an independent appraiser as $28,659. In December 2002, Telemar obtained a minor and irrelevant stake in Hispamar Ltda. and sold its right to use the satellite band for that price, to be received monetary restated within five years. Telemar is currently concluding negotiations to convert this credit in define its share participation, which we estimate will not exceed 20% of total shares.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

7. Income tax and social contribution

The following is a reconciliation of the amount calculated by applying the combined statutory tax rate to the reported income (loss) before income taxes and the reported income tax benefit:

	2003	2002	2001
Income (loss) before income taxes and minority interests after employees’ profit sharing	228,594	(655,054)	175,384

Income tax and social contribution at combined rate (34%)	(77,722)	222,718	(59,631)
Adjustments to determine effective rate:
Write-off of net operating losses (tax loss carryforwards and temporary differences ) of subsidiaries merged into Telemar (Note 1(d))			(61,467)
Tax effect of the reverse of the provision for the Down-stream merger Goodwill (i)	110,619	110,619	110,619
Non-taxable amortization of negative goodwill (ii)			43,856
Unrecognized tax credits (iii)	(71,656)	(185,273)	(12,695)
Non-taxable equity accounting adjustments (iv)	32,908	(89,122)	14,968
Offset of tax on net income—ILL (v)		16,003
Tax effects on permanent differences (vi)	(74,932)	(10,037)	(50,130)
Tax benefit of interest on own-capital (vii)	213,948	227,244	49,747
Other	(3,562)	79,160	(13,588)

Income tax and social contribution benefit (*)	129,603	371,312	21,679

Effective tax rate	-56.69%	56.68%	-12.36%

(*)	In the year ended December 31, 2003 income tax and social contribution benefit disclosed in the statement of operations the Company included R$16,983 of non-deductible fines recorded due to the adhesion to the REFIS (see Note 23).
(i)	Pursuant to the down-stream merger (see description of the down-stream merger in Note 1 (e) and amount of the operating expense in Note 5), the Company recorded a provision for the reduction of the down-stream merger goodwill to the amount of the tax benefit to be generated. In order to produce the tax benefit, the amortization of this provision, included as other operating income, is not taxed.
(ii)	Up to December 31, 2001, the Company recorded a negative goodwill arising from a capital increase of Telemar—RJ. The amortization of such negative goodwill (see Note 5) was excluded from the calculation basis of the income tax.
(iii)	Certain subsidiaries did not recognize deferred taxes on the tax losses in the absence of past experience and/or expectation of future taxable income to ensure full utilization. Such tax assets may be recorded in the event that these subsidiaries demonstrate the capability of realizing such credits over the next ten years (for more details see Note 11).
(iv)	There is no income tax incidence on equity accounting, since those results were already taxed in the investees.
(v)	Considering Supreme Court rulings on the unconstitutionality of this tax, in the second half of 2000 the Company offset the payment of other federal taxes with this tax credit. Based on administrative proceedings and the opinion of outside counsel, the Company reversed that portion of the provision during 2002, while maintaining a provision for the possible challenging of the criteria for the restatement of tax credits (for more details see Note 24).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(vi)	Tax effects on permanent differences refer basically to write-offs of accounts receivable recorded in 2001 which are not tax deductible.
(vii)	Brazilian companies are permitted to propose and pay a tax-deductible interest on own-capital, which is treated as a dividend and distributed in a manner similar to a dividend. For financial reporting purposes, interest on own-capital is recorded as a deduction from unappropriated earnings, payable by the Company on behalf of the shareholders. However, the tax benefit remains in the income statement.

Income tax and social contribution results for the years ended are composed as follows:

	2003	2002
Previous years (i)
Income tax	(46,753)	8,109
Social contribution	(8,062)	11,775

	(54,815)	19,884

Current
Income tax for the year	(78,610)	(55,632)
Social contribution for the year	(19,197)	(19,928)

	(97,807)	(75,560)

Deferred
Income tax on temporary differences	15,415	12,170
Social contribution on temporary differences	(1,783)	13,931
Income tax on tax loss carryforwards (ii)	183,916	299,146
Social contribution on tax loss carryforwards	67,694	101,741

	265,242	426,988

Total	112,620	371,312

(i)	The tax benefit include result of excessive income tax and social contribution credits withheld in previous years, in the amount of R$60,422. The monetary restatement of these credits is recorded as financial income, totaling R$42,035. These credits are offset by R$ 83,775 of income tax and social contribution debits recorded due to the adhesion to REFIS.

The fine for income tax and social contribution debits, subscribed to the REFIS program, in the amount of R$16,983, is recorded in the financial statements under “income tax and social contribution of previous years”, as disclosed in Note 23. In the reconciliation of the determination of these taxes according to nominal rate, this amount is being considered under “tax effects on permanent differences”.

(ii)	The tax loss carryforwards do not expire and may be carried forward for an indefinite period. Utilization of the tax carryforwards in any year, however, is limited to 30% of taxable income generated in such year. However, Telemar holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards originated in 1998 and prior years, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$74,089 (2002—R$23,001) (see Note 21). Tax credits at December 31, 2003, described in Note 11, include R$117,146 relating to 1998 and prior years.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Deferred tax assets are presented in the balance sheet under “Deferred and recoverable taxes” (Note 11), and comprise the following:

	2003	2002
Tax benefit on down-stream merger Goodwill (Note 1(e))	153,638	321,243
Tax loss carryforwards and temporary differences	747,095	609,101
Allowance for tax loss carryforwards and temporary differences (Note 11(ii))	(71,656)	(185,273)
Provisions for contingencies	363,187	577,418
Temporary differences, mainly provision for doubtful accounts	574,421	351,805

Total	1,766,685	1,674,294

Current	462,386	443,641
Long-term	1,304,299	1,230,653

Deferred tax and taxes on income liabilities are comprised as follows:

	2003	2002
Federal income tax payable	35,627	55,697
Social contribution tax payable	18,921	19,952
Income tax withheld at source on interest on own-capital	50,256	180,256
Additional indexation expense from 1990 (i)	22,294	28,446
Others		10

Total	127,098	284,361

Current	126,226	283,489
Long-term	872	872

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustments to property, plant and equipment, according to Brazilian tax legislation.

8. Cash, cash equivalents and government securities

	2003	2002
(a) Cash and cash equivalents
Cash and bank accounts	85,315	72,839
Certificate of deposits (i)	1,961,273	994,035
Repurchase operations (i)	296,234
Investment funds (ii)	1,500,430	321,095
Remunerated deposits	482,261	116,576
Government bonds		8,158

	4,325,513	1,512,703

(b) Government securities
Government exchange securities (iii)		141,455

Total	4,325,513	1,654,158

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(i)	Short-term investments in “Certificados de Depósitos Bancários”—“CDB (bank deposit certificates, securities with fixed interest rates and without risk) and repurchase operations with debentures are indexed to “Certificado de Depósitos Interbancários”—CDI (interbank deposit certificates) rates, with immediate liquidity and an average yield of 23.7% per annum in 2003 (19.0% p.a. in 2002).
(ii)	Investment funds have immediate liquidity, a part of which is being invested in foreign investment funds, which portfolio is mainly composed of United States government securities and private securities, issued by financial institutions, with an average yield of 2.2% p.a. (2% in 2002), increased by foreign exchange variation. The remainder is composed of investments in local investment funds with federal government securities, with an average yield of 21% p.a..
(iii)	Investments in government exchange securities such as “NTN”—“Notas do Tesouro Nacional” (national treasury bills) and “NBC”—“Notas do Banco Central” (central bank bills) had an average return of 10.2% to 11,7% p.a., plus foreign exchange variations. These securities were liquidated in December 2003.

9. Accounts receivable, net

	2003	2002
Services billed	2,764,045	2,368,330
Services measured, not yet billed	965,056	461,067
Mobile handsets and accessories sold	143,888	140,605
Provision for doubtful accounts	(339,510)	(330,667)

Total	3,533,479	2,639,335

The increase of the amount of services not yet billed reflects, besides the increase in revenues from rendered services, the postponement of some billing-cycles of the last days to the first days of the next month.

The aging-list of accounts receivable is as follows:

	2003	%	2002	%
Not yet due	2,055,182	53.1	1,416,703	47.7
To receive from other providers	452,057	11.7	441,447	14.8
Overdue up to 30 days	638,479	16.5	475,684	16.0
Overdue from 31 to 60 days	198,114	5.1	233,205	7.9
Overdue from 61 to 90 days	149,415	3.9	130,246	4.4
Overdue more than 90 days	379,742	9.7	272,717	9.2

Total	3,872,989	100.0	2,970,002	100.0

Overdue accounts are subject to a 2% fine (recorded in “Other operating income”) on the total debt and late-payment interest of 1% per month (included in “Financial income”), on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

Telemar can restrict outgoing calls if the bill is overdue more than 30 days, restrict the incoming calls if the bill is overdue more than 60 days and disable the telephone if the bill is overdue more than 90 days if a warning is sent to the customers within15 days. After the telephone has been disabled, which occurs when the overdue is between 95 and 110 days, the name of the delinquent client is passed on to credit protection agencies.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Oi can restrict outgoing calls if the bill is overdue more than 15 days and the client received a notice, restrict incoming calls if overdue more than 30 days and disable the mobile if the bill is overdue for more than 75 days, when the name of the delinquent client is passed on to credit protection agencies.

Accounts receivable from other telephone operators include credits with Embratel, currently under discussion with Anatel and in judicial court. The recorded amounts are related to “DETRAF”—“Declaração de Tráfego” (traffic notice) processed by a third party, according to contractual norms between the parties and in conformity with Anatel’s regulations. Any uncertainties were conservatively provisioned reducing income from the use of the Company’s network, thus reducing the amount of accounts receivable.

The amounts relating to the referring long distance operator are as follows:

	2003	2002
Amounts receivable	390,847	360,658
Amounts payable and provision for contingencies	(127,552)	(120,688)

Net amount receivable from Embratel	263,295	239,970

Management understands that Embratel does not respect its obligations under the interconnection contracts, since the amounts should always be paid by the operator prior to any dispute. Amounts considered to be paid in excess would be refunded by the other party, being monetarily restated by the variation of the IGP-DI index.

Telemar filed two judicial claims against Embratel, relating to (i) differences between the values for the use of the network, billed by Telemar between August 2001 and August 2002, only partially paid by Embratel, totaling approximately R$436,000; and (ii) request for an anticipated decision to ensure that Embratel does not disallow any amounts charged by Telemar for the use of its network in the monthly DETRAF payments.

Since September 2002, Embratel deposits judicially the amounts of the remuneration for the use of Telemar’s network under dispute, totaling R$146,663 at December 31, 2003 (2002—R$34,436). These values judicially deposited by Embratel are maintained recorded as accounts receivable at historical value. The restatement will be recorded to income of Telemar when obtains a favorable decision.

10. Credits receivable

	2003	2002
América Móvil S.A. (see Note 6)	101,094
Credits to receive from Barramar S.A. (i)	137,388	54,590
Credits to receive from Hispamar Ltda. (ii)	31,000	28,659
Assets put up for sale (iii)	68,203
Other amounts to receive	1,079	1,565

	338,764	84,814

Current	101,094	573
Long-term	237,670	84,241

(i)

The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under “long-term assets” in the joint-venture AIX, which may be utilized in the acquisition of the permanent assets of Barramar S.A..

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The recovery of AIX’s credits depend on the future profitability of Consórcio Refibra (for details see Note 1(c)). As mentioned in Note 1(f), AIX’s balances were proportionately consolidated as from December 31, 2003.

(ii)	Refers to the contract signed with Hispamar Ltda. in December 2002, to expand the business related to the services of transmission of data and Internet access, via satellite, in the northern region of the country. Approximately 300 municipalities in this region are attended by small satellite stations and another 500 small towns have coverage by public telephone satellite stations. The launch is set for July 2004 and will put the Company into the satellite market, competing directly with StarOne, subsidiary of Embratel and market leader in the country. The Company extended the amortization of the installment due in December 2003 to 2004 while management discusses the conversion of the credit in participation of Hispamar’s share capital. Due to the ongoing negotiations, this credit was transferred to long-term assets.
(iii)	Refers to property put up for sale, mainly a building under construction in Rio de Janeiro and a land in São Paulo.

11. Deferred and recoverable taxes

	2003	2002
Tax credit on down-stream merger Goodwill (i)	153,638	321,243
Deferred income tax and social contribution (ii)	1,613,047	1,353,051
Income tax recoverable	97,267	178,629
Social contribution recoverable	35,367	44,199
ICMS (value-added tax) and other taxes recoverable	871,153	1,070,691
Withholding income tax (iii)	82,958	169,716

	2,853,430	3,137,529

Current	1,263,288	1,456,830
Long-term	1,590,142	1,680,699

(i)	As a result of goodwill transaction on the downstream merger (Note 1 (e)), an income tax and social contribution credit was recorded as a contra entry to a special goodwill reserve.
(ii)	The Company records deferred tax credits arising from timing differences and tax loss carryforwards, if there are technical projections proving the existence of taxable profits, brought to present value, within the next ten years. These credits are recorded as current and long-term assets according to the expectation of their realization.

However, it is not possible to foresee with reasonable precision the years in which the assets will be realized. The estimates for the generation of future taxable income include several assumptions related to the performance of the Brazilian economy, exchange rates, service volume, tariffs, tax rates and other factors which could differ from current estimates. Management can provide no assurance that the tax assets will be realized within the years specified below.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Pursuant to a technical projection approved by management, including the “Conselho Fiscal”, in November 2003, the generation of taxable income over the next ten years, brought to present value, will be sufficient to absorb such tax credits, as follows:

Until December 31 :
2004	462,386
2005	5,310
2006	85,192
2007	287,489
2008	304,590
2009	223,375
2010	108,037
2011	112,342
2012	98,593
2013	79,371

Total	1,766,685

Based in this technical study, the Company recorded R$289,970 of deferred tax credits in December 2003 (of which R$163,910 refers to credits arising from previous years). Besides the recorded tax credits, R$38,360 of tax credits arising from timing differences and tax loss carryforwards were utilized in 2003.

For those subsidiaries that do not have a past history of profitability and/or expectation of future generation of taxable income for the next ten years, enough to absorb all the tax credits, management has chosen not to recognize these credits, which amount to R$323,266 and R$185,273 at December 31, 2003 and 2002, respectively.

(iii)	In May 2000, the Company was authorized to offset, in order to extinguish the tax claim, approximately R$100 million of withholding income tax arising from interest on own-capital, received in 2000 and 2001, against the contingent liability for PIS/COFINS.

12. Prepaid Expenses

	2003	2002
Financial charges (i)	266,794	88,271
Subsidies on mobile handsets (ii)	63,730	68,689
FISTEL fee (iii)	71,627	34,102
Insurance	16,095	17,719
Other	29,885	37,121

Total	448,131	245,902

Current	222,821	177,981
Long-term	225,310	67,921

(i)	These amounts refer mainly to insurance premium and financial charges paid in advance related to loans and financing obtained, amortized during the term of the contracts. The increase in 2003 refers mainly to insurance premium and financial charges related to financing obtained from the multilateral agencies Société Générale/Coface, KFW, Finnvera and NIB (see Note 22).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(ii)	Refers to the number of postpaid mobile handsets sold during the year, with a minimum subsidy of R$300 . This amount is recoverable over 12 months, considering that the agreements provide for early termination fee or upon migration to prepaid plans.
(iii)	The fee paid (R$26.83 per installation) of the “Fundo de Fiscalização das Telecomunicações”—“FISTEL” (telecommunication inspection fund) on the number of monthly installed mobile telephones in the course of the year is deferred to be amortized during the estimated period of client retention, which is equivalent to 24 months. In addition, another FISTEL fee is paid in April, related to the annual maintenance of radio base and fixed-line and mobile switches active in the prior year, is amortized during the same year.

13. Judicial deposits

	2003	2002
Tax	198,727	181,699
Labor	104,959	70,694
Civil	84,294	60,876

Total	387,980	313,269

14. Other assets

	2003	2002
Government exchange securities (see Note 8)		141,455
Maintenance inventories (i)	136,865	108,890
Collateral (ii)	84,928	20,251
Tax incentive credits (iii)	53,062	73,873
Recoverable advances and deposits (iv)	46,668	68,659
Other	26,561	17,297

Total	348,084	430,425

Current	278,928	214,778
Long-term	69,156	215,647

(i)	Maintenance inventories relate to new and reusable materials in the operating telephone subsidiaries which are mainly recorded as cost of services rendered upon utilization.
(ii)	Refers basically to financial withholdings of cash, by judicial decision. These amounts are related mainly to labor and civil claims which are recorded as provisions for contingencies.
(iii)	Refers to credits due to the destination of taxes payable to tax incentive funds. These credits are transferred to “Investments” when the Company receives the shares title from the funds (see more details in Note 15).
(iv)	Recoverable advances and deposits relate primarily to advances to suppliers in the amount of R$22,361 and (2002—R$44,337) and advances to employees in the amount of R$24,307 (2002—R$24,322).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

15. Investments

	2003	2002
Investments at cost (i)	50,733	65,971
Tax incentive investments (ii)	70,659	69,071
Provision for losses on tax incentive investments (ii)	(62,885)	(36,715)
Other investments	250	250

Total	58,757	98,577

(i)	Refers to a participation of 17.5% in the Internet Group do Brasil Ltda. (iG), which is currently being disposed after an agreement was signed with Brasil Telecom S.A. in May 18, 2004 (see Note 33).
(ii)	The tax incentive investments are accounted for under the cost method, and refer principally to shares of the FINOR (northeast tax incentive investment fund), FINAM (Amazon tax incentive fund) and FUNRES (tax incentive investment fund of the State of Espírito Santo), acquired through the destination of income taxes and value-added tax payable, under specific rules and limits. Since the market value of these shares are lower than the book value, the Company records a provision for losses when considered necessary (see Note 6).

16. Property, plant and equipment, net

	2003			2002	Annual depreciation rate (%)
	Cost	Accumulated depreciation	Net	Net
Switching equipment—Telemar	11,519,315	(9,495,663)	2,023,652	2,976,213	20
Switching equipment—Oi (i)	454,432	(52,079)	402,353	306,974	10
Switching equipment—Pegasus (ii)	5,098	(1,212)	3,886	103,012	3 to 20
Transmission equipment—Telemar	6,753,453	(4,871,198)	1,882,255	2,068,263	20
Transmission equipment—Oi (i)	940,203	(100,098)	840,105	642,769	10
Transmission equipment—Pegasus (ii)	130,075	(28,384)	101,691		3 to 25
Terminal equipment	2,273,134	(1,900,955)	372,179	521,783	20
Trunking (switches)	6,020,545	(4,517,170)	1,503,375	1,861,227	5 to 20
Cables (access network)	4,498,275	(1,790,595)	2,707,680	2,792,832	5 to 20
Cables and networks—Pegasus (ii)	199,408	(16,715)	182,693	187,812	3 to 20
Other equipment	1,567,226	(977,077)	590,149	671,669	3 to 20
Underground ducting	1,905,206	(1,068,542)	836,664	895,270	4
Posts and towers	820,549	(293,950)	526,599	541,926	4 to 5
Hardware and software	1,400,682	(707,921)	692,761	667,561	20
Buildings	2,029,455	(1,169,644)	859,811	973,217	4 to 10
Land	157,553		157,553	158,387
Improvements third parties	9,596	(1,273)	8,323	9,461	10
Other assets	1,008,629	(447,642)	560,987	501,304	10 to 20
Construction-in-progress	557,621		557,621	556,058
Provision for losses (iii)	(81,998)		(81,998)
Inventory for expansion	171,914		171,914	407,122

Total	42,340,371	(27,440,118)	14,900,253	16,842,860

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Telemar’s main buildings are offices, retail-shops and posts to attend clients, in the 16 states of Region I, and the network infrastructure is distributed all over this region. At December 31, 2003, Telemar owns approximately 5,332 properties, of which 94,8% are operating facilities. Besides this, some properties are rented from third parties (70 units) and to third parties (373 units, being 24 occupied buildings and 349 offices or shops—unaudited numbers). The network is composed of transmission equipment, including external network, trunk lines, switching equipment and radio base stations. The switching equipment include local mobile transfer stations, which connect local stations with long distance transmission installations, as well as parallel stations that connect local stations between themselves.

(i)	The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence and consistent with the practices followed by the wireless telecommunications sector.
(ii)	On December 29, 2001, Pegasus obtained an assessment of the useful lives of certain property, plant and equipment items (machines and equipment, leasehold improvements, cables and networks) prepared by an outside expert.
(iii)	Management reviews its potential for profit generation, especially buildings and equipment to be maintained and used in the activities, to determine and assess possible impairment. No impairment losses were identified in 2003, 2002 and 2001.

Additional information:

According to clause 21.1 of the Concession Agreements, all the fixed-line (Telemar’s) property, plant and equipment which are essential to provide the services described thereunder are considered reversible assets and comprise the concession’s assets. Upon expiration or termination of the Concession Agreements these assets will automatically revert to Anatel. On December 31, 2003, the remaining balance of the reversible assets is estimated at R$10,150,681, composed of assets and installations under construction, switching equipment, transmission equipment, public telephone units, external network equipment, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes through better analyses.

Under Brazilian GAAP, Telemar capitalized from January 1 to September 30, 2002, R$104,289 of financial expenses related to financing of permanent assets under construction. As of September 30, 2002, there were no more capitalization since construction-in-progress is substantially financed by own resources or has a very short construction time. Oi’s capitalized R$325,036 from January 1 to December 31, 2002, when the capitalization of financial expenses were suspended due to the non-existence of relevant construction-in-progress. Capitalized interest is subsequently depreciated in proportion to the depreciation of the referring assets.

As disclosed in Note 22, Oi has equipment under guarantee by means of pledge.

17. Intangible assets

	2003	2002
License—Oi (i)	1,104,596	1,122,209
Goodwill—Pegasus (ii)	300,247	333,973
Negative goodwill in acquisition of AIX (Note 1(c))	(53,952)

Total	1,350,891	1,456,182

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(i)	In February 2001, Oi acquired for R$1,102,007 an authorization (“license”) to operate personal mobile service in the same areas within Region I that Telemar operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. The Company began amortizing the license as of July 2002, upon the commencement of operations, on a straight-line basis through expiration date in March 2016.

In July 2003, Oi acquired a new authorization to use radio frequencies for the amount of R$66,096, which main objective is to improve the telecommunications services in some of the states of Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Ceará., with frequencies that permit greater penetration in buildings and installations. The maturity date of this authorization is also March 12, 2016.

(ii)	Refers to the amount of goodwill paid by Telemar to third parties in the acquisition of Pegasus on December 27, 2002, in the amount of R$333,973, which is justified by future profitability expectations resulting from independent valuations by third parties and synergy gains between the operations of Telemar and Pegasus (for more details see Note 1(b)).

18. Deferred charges

Deferred charges consist of expenses incurred during the pre-operating period of the subsidiaries, which will be amortized over periods based on the economic studies carried- out by a third party (ten years for AIX and Oi, and five years for others). The deferred charges of Coari and Caroaci are not being amortized since these companies are in pre-operating phase.

The main deferred charges are composed as follows:

	2003	2002
Third party services	236,490	254,004
Financial expenses	339,436	332,410
Personnel	47,863	54,970
Materials (mainly handsets)	30,572	31,029
Revenue from handset sales	(19,838)	(19,838)
Rental and insurance	29,952	30,700
Other	2,911	3,084
Accumulated amortization	(108,675)	(50,113)

Total	558,711	636,246

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The composition of the deferred charges per subsidiary is as follows:

	2003			2002
	Cost	Accumulated amortization	Net	Net
Oi	628,563	(93,753)	534,810	598,055
AIX (i)	21,511	(4,033)	17,478
TNext (ii)				20,525
HiCorp (ii)				8,085
TNL.Acesso	10,000	(5,667)	4,333	6,333
TNL Contax	3,726	(2,235)	1,491	2,235
Pegasus	3,333	(2,987)	346	1,013
Coari	127		127
Caroaci	126		126

Total	667,386	(108,675)	558,711	636,246

(i)	AIX’ balance was consolidated in December 2003, proportionally to Telemar’s participation of 50%.
(ii)	As described in Note 6, the deferred charges of the subsidiaries TNext and HiCorp were totally written-off to non-operating expenses in February 2003, when management decided to dispose of these businesses.

19. Payroll and related accruals

	2003	2002
Wages and salaries	91,044	75,379
Accrued social security charges	39,941	22,562
Employees’ profit sharing	113,771	131,298
Payroll withholdings	16,201	20,357
Other		11,229

Total	260,957	260,825

The employees’ profit sharing is performance-based on economic value-added and net debt and individual employee targets, being measured on an annual basis (Note 29(b)).

20. Dividends and interest on own-capital

	2003	2002
Proposed dividends and interest on own-capital	800,000	499,979
Interest on own-capital to minority shareholders of Telemar	215,953	160,040
Prior years’ dividends and interest on own-capital not claimed	50,764	43,150

	1,066,717	703,169

The dividends and interest on own-capital not claimed refer to the amounts available to shareholders, which if not claimed within three years following the annual Shareholders’ Meeting that approved such dividends and interest on own-capital, will be reversed to retained earnings.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

21. Taxes other than on income

	2003	2002
Value-added taxes (ICMS)	439,975	334,934
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	104,563	125,968
Other indirect taxes on operating revenues	34,217	21,046

Total	578,755	481,948

Current	578,721	481,810
Long-term	34	138

The telecommunications services include several taxes, including municipal services, state and federal taxes. The main tax is the value-added tax (“ICMS”—“Imposto sobre a Circulação de Mercadorias e Serviços”), at the rate of 25% on the telecommunications services gross operating revenues for all states in Region I, except for the states of Pará and Rio de Janeiro (30%), Bahia and Sergipe (27%) and Pernambuco (28%).

22. Loans and financing

	Draw- down date	Maturity	Guarantees	Financial charges	2003	2002
(a) Local currency
BNDES (i)	12/00	01/08	Endorsement and receivables	TJLP + 3.85% p.a.	1,614,863	1,909,881
BNDES (ii)	12/03	01/11	Endorsement and receivables	TJLP + 4.50% p.a.	161,742
Bilbao Vizcaya Argentaria (iii)	06/02	06/05	None	IGPM + 12% p.a.	66,425	50,000
Banco do Brasil S.A. (iv)	12/01	03/03	Promissory note	104% and 110% of CDI and 2.18% p.m.		18,852
Banco Mercantil do Brasil S.A. (iv)	03/02	08/03	Promissory note and receivables	CDI + 0.30% p.m.		10,000
Banco de Crédito Nacional S.A. (iv)	02/02	02/03	Conditioned investment and promissory note	CDI + 0.15% and 0.4% p.m.		7,626
Other					25,703	23,730
Accrued interest					19,708	22,335

Total in local currency					1,888,441	2,042,424

(b) Foreign currency
Basket of foreign currency—BNDES
BNDES (i)	12/00	01/08	Endorsement by TNL and Telemar’s receivables	UMBND+ 3.85% p.a.	623,072	920,017
BNDES (ii)	12/03	01/11	Endorsement by TNL and Telemar’s receivables	UMBND+ 4.50% p.a.	39,921

US Dollar
ABN AMRO Bank N.V. (vi)	08/01	08/09	Endorsement by TNL	LIBOR + 5.5% p.a.	2,182,782	3,131,512
ABN AMRO Bank N.V.	12/00	05/06	None	LIBOR + 5% p.a.	161,857	298,892
Senior notes (vii)	12/03	08/13	None	8% p.a.	866,760
KFW-Kreditanstalt Fûr Wiederaufbau (viii)	07/02	01/11	None	LIBOR + 0.8% p.a. and 4.5% p.a.	244,372	346,086

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

	Draw- down date	Maturity	Guarantees	Financial charges	2003	2002
KFW-Kreditanstalt Fûr Wiederaufbau (ix)	06/00	10/09	None	8.75 to 11.87% p.a.	332,258	506,440
KFW-Kreditanstalt Fûr Wiederaufbau (ix)	02/03	08/12	Endorsement by TNL and pledge of Oi’s equipment	LIBOR + 0.75 p.a.	173,457
FINVERA-Finnish Export Credit (ix)	02/03	02/12	Endorsement by TNL and pledge of Oi’s equipment	LIBOR + 1.1 p.a.	410,481
Itaú S.A.	12/00	04/06	Promissory note	LIBOR + 2.75% to 3.125% p.a.	240,142	324,866
BBA Creditanstalt S.A.	10/00	05/05	None	LIBOR + 4.2% p.a.	115,568	211,998
BankBoston N.A.	06/01	03/06	None	LIBOR + 4.8% p.a.	104,011	169,598
BankBoston N.A.	12/99	01/06	Endorsement by TNL	LIBOR + 4.25% p.a.	54,721	103,455
Santander do Brasil S.A.	06/01	06/04	None	LIBOR + 4.4% p.a.	101,122	123,666
EDC—Export Development Co.	01/00	04/07	None	LIBOR + 3.0 p.a.	145,163	246,482
Fuji Bank, Limited	11/00	09/06	None	LIBOR + 3.1 p.a.	157,593	256,967
Société Générale / Coface (iii)	02/03	11/12	Endorsement by TNL and pledge of Oi’s equipment	LIBOR + 0.75% p.a.	100,251
Nordic Investment Bank—NIB	03/03	02/12	Endorsement by TNL and pledge of Oi’s equipment	LIBOR + 4.3% p.a.	86,676
Unibanco S.A.	08/00	08/03	Promissory note endorsed by TNL	12.01% p.a. and 10.85% p.a.		176,665
SVF 1999 A Trust (xi)	12/02	08/06	None	LIBOR + 4.5% p.a.	99,196	60,066
SEB Merchant Banking (iii)	03/02	10/06	None	LIBOR + 2.75% p.a.	102,348	173,432
Societé Generale (iii)	12/02	06/07	None	LIBOR + 5% p.a.	55,102	83,033
Other financial institutions				1% to 6.84% p.a.	19,244	73,364
Suppliers (x)
SIEMENS Ltda.	06/02	10/07	None	LIBOR + 4.71% p.a.	24,269	37,099
SIEMENS Ltda.	01/00	09/05	Promissory note endorsed by TNL	LIBOR + 5% p.a.	40,265	77,624
Alcatel Telecom. S.A. (v)	12/02	04/04	None	LIBOR + 5% to 6.2% p.a.		131,869
Alcatel Telecom S.A. (v)	10/99	04/04	Promissory note endorsed by Pegasus	LIBOR + 5% to 6.2% p.a.		203,134
Other suppliers	10/96	08/09	Promissory note endorsed by TNL and Telemar	LIBOR + 1.125% to 6.91% p.a.	57,435	42,362
Japanese Yen
Japan Bank for International Cooperation—JBIC (xii)	08/01	01/10	None	1.65% p.a.	820,358	1,043,568
Japan Bank for International Cooperation—JBIC (xii)	01/03	01/11	None	Japanese LIBOR + 1.25% p.a.	755,000
Accrued interest					82,830	114,154

Total in foreign currency					8,196,254	8,856,349
Swap operations					852,228	(1,445,432)

Total loans and financing					10,936,923	9,453,341

Short term					2,646,244	1,747,472
Long term					8,290,679	7,705,869

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(a) Changes of loans and financing balance for the year 2003

Balance 12/31/02	Withdrawals	Financial charges	AIX’s loans (consolidated on December 31, 2003)	Amortization	Balance 12/31/03
9,453,341	2,539,836	1,734,551	15,814	2,806,619	10,936,923

The average annual rate of the debt in local currency, totaling R$1,888.4 million on December 31, 2003, is approximately 15.1% p.a.. The average cost of the debt in foreign currency, totaling R$9,048.5 million at the same date, is the variation of the annual LIBOR rate plus 5% p.a. for the funds in US Dollar, 1.5% p.a. for the funds in Japanese Yen and 11% for the funds in the “BNDES currency basket”—“UMBND” (A foreign exchange currency basket published by BNDES on a daily basis). On December 31, 2003, approximately 81.3% of the contracted debt was subject to floating interest rates, of which 20.9% are swapped to fixed rates. Considering these swap operations, 35.7% of the total debt is subject to fixed rates. The financial charges refer to interest expenses, monetary restatement and exchange rate variation, net of the results of swap operations.

(b) Descriptions of the main loans and financing

(i)	Refers to the use of funds provided by special lines of credit for the acquisition and assembly of infrastructure equipment, electronic equipment, network management software, among others, under the terms of the “Telecommunication Investment Support Program”. Financial charges and the principal are due on a monthly basis from February 2002 through January 2008.

The contract requires the Company to comply with the following covenants: (a) current assets divided by current liabilities (CA/CL) must be equal to or greater than 1.20; and (b) EBITDA divided by current liabilities (EBITDA/CL) must be equal to or greater than 1.20. On December 31, 2003 and 2002, the Company was not in compliance with the minimum index for CA/CL as foreseen in the contract. The banks Itaú S.A. and Banco do Brasil S.A., as consortium leaders, as well as BNDES itself, waived this requirement in exchange for a fee. The waiver by BNDES and the leading banks, regarding the non-compliance with the covenants, is in effect until January 2005.

(ii)	In December 2003, the Company withdrew R$202 million of BNDES funds, referring to a loan contract signed between the parties in December 2002, in the amount of R$520 million. The funds were used for the expansion of the telecommunications network and operating improvements. The maturity of the financial charges is on a quarterly basis and until January 2005, and from May 2005 until January 2011, on a monthly basis. The principal is due on a monthly basis as from May 2005.
(iii)	TNL obtained R$283 million in funds from Skandinaviska Enskilda Banken AD (“SEB”) in March 2002, Bilbao Vizcaya Argentaria S.A. in March 2002, and from Sociétè Generale in May, June and December 2002, respectively, all to finance the acquisition of Ericsson’s equipment by Telemar.
(iv)	In the first quarter of 2003, this debt was amortized before the maturity date.
(v)	Refers to loans and financing obtained by Pegasus, which share control was acquired on December 27, 2002. In January 2003, these debts were amortized before the maturity dates.
(vi)	In August 2001, Oi obtained loans from a consortium formed by banks, lead by ABN AMRO Bank, and suppliers (Nokia, Siemens and Alcatel), to fund investments and working capital. From this credit line of US$ 1.4 billion, approximately R$2.2 billion was drawn-down
(vii)	On December 18, 2003, the Company obtained R$878 million (US$300 million) via the issuance of non-convertible “Senior Notes”, with JP Morgan as the coordinating agent, and with the participation of BB

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per annum and will mature in August 2013. The Company has the option to annually anticipate the liquidation of these Notes as of December 2008. There are no guarantees to these Notes, and the funds will be used for various business purposes.

(viii)	In July and October 2002, the Company obtained funds from KFW-Kreditanstalt Für Wiederaufbau, of R$258 million and R$31 million, respectively, to finance the acquisition of Siemens’ equipment by Telemar.
(ix)	In December 2002, Oi signed a financing contract with KFW—Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Sociétè Generale/Coface and Finnish Export Credit—Finnvera in the total amount of US$300 million to substitute partially the credit line with ABN AMRO Bank. Until the transfer date of the debt to Telemar, Oi drew-down R$923 million from this financing line to fund its investment program. These equipments are pledged to the creditors.
(x)	Loans from suppliers refer to contracts for the supply and installation of equipment in order to comply with the network expansion program. The promissory notes from the suppliers Siemens, Alcatel and Nokia are substituted on a quarterly basis by withdrawals from foreign credit lines, obtained from ABN AMRO Bank (vi) and KFW, Nordic, Société Generale and Finnvera (ix).
(xi)	In December 2002, and February 2003, the Company obtained funds from Electron Banque, which name was changed to SVF 1999 A Trust, in the amount of R$60 million and R$83 million, respectively to finance the acquisition of Alcatel equipment by Telemar.
(xii)	In January and February 2003, the Company obtained R$884 million from the Japan Bank for International Cooperation—JBIC to finance Telemar’s investments.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The maturity dates of long-term debt with third parties are as follows:

	2003	2002
Local currency
2004		381,710
2005	497,237	442,388
2006	423,606	375,714
2007	423,606	375,714
2008	61,085	31,310
2009 and thereafter	58,602

Total	1,464,136	1,606,836

Foreign currency
2004		1,531,074
2005	2,119,148	1,709,101
2006	1,638,339	1,286,858
2007	698,780	645,594
2008	523,788	523,788
2009 and thereafter	1,846,488	402,618

Total	6,826,543	6,099,033

Total
2004		1,912,784
2005	2,616,385	2,151,489
2006	2,061,945	1,662,573
2007	1,122,386	1,021,308
2008	584,873	584,873
2009 and thereafter	1,905,090	372,842

Total	8,290,679	7,705,869

23. Tax financing program—REFIS

The Company elected to join a federal government program of tax and contributions debt refinancing (“Programa de Refinanciamento Fiscal”—“REFIS”), pursuant to Law n° 10.684, of May 30, 2003. The requests for refinancing were formalized in June and August, 2003, subscribing a substantial part of the debt with the national treasury and the national institute of social security (“Instituto Nacional de Segurança Social”—“INSS”). The debts had to mature before February 28, 2003, and the Company had to terminate all judicial and administrative processes, relating to the taxes which were refinanced. In this period the Company subscribed R$1,008,594 of which R$805,238 had already been provisioned as contingencies (see Note 24 (c)).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The refinancing program permits the payment of the debts in 120 installments for the subsidiaries and 180 for the holding company TNL. At the time of the election, the judicial deposits related to the claims questioning INSS, PIS and COFINS were released to the Federal Union, in the total amount of R$18,805. Considering that installments R$55,907 were liquidated during the year, on December 31, 2003, the amount of the REFIS balance is as follows:

	Current	Long-term
PIS (contribution to the social integration program)	456	3,818
COFINS (contribution to finance the social security)	49,975	420,626
CPMF (tax on financial transactions)	20,892	190,664
IOF (tax on financing operations)	10,917	129,839
INSS—SAT (worker’s compensation insurance)	2,893	24,006
Income tax	11,317	99,202
Social contribution	4,489	37,616

Total	100,939	905,771

These amounts were monetarily restated from the refinancing date to December 31, 2003 by the variation of the TJLP, and therefore, R$54,023 were recorded as interest expenses. Besides this, the refinanced amounts were restated for the variation of the SELIC rate until the date of adhesion to REFIS, and the amount of R$65,556 was recorded as interest on refinanced taxes (see Note 4).

Besides these impacts, since the Company withdrew all judicial claims, relating to the taxes which were refinanced, fines in arrears in the total amount of R$79,941 were calculated and included in the refinanced amount. Part of these fines are recorded under “operating expenses” (PIS / COFINS on gross revenues and on other operating revenues), “financial expenses” (PIS / COFINS on financial income, IOF and CPMF) and “income tax and social contribution”.

On December 31, 2003, the discounted cash flow of the future payment to the REFIS, using a projected CDI rate of 14% p.a., totaled R$770,576.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

24. Provisions for contingencies

(a) Composition of book values

		2003	2002
Tax
(i)	PIS and COFINS	27,642	483,814
(ii)	ISS	49,484	38,024
(iii)	ICMS	167,112	141,961
(iv)	INSS	33,968	122,277
(v)	CPMF		155,890
(vi)	IOF		117,396
(vii)	ILL	31,898	27,694
(viii)	PIS and FINSOCIAL offset	96,255	100,968
(ix)	Tax loss and tax loss carryforward offset	74,089	23,001
(x)	Other claims	82,993	82,990

		563,441	1,294,015

Labor
(i)	Dangerous work conditions premium	84,935	54,338
(ii)	Salary differences / Equalization of salary scales	48,186	30,827
(iii)	Indemnities / productivity	53,071	33,953
(iv)	Overtime	140,203	89,695
(v)	Subordination	64,333	41,157
(vi)	Other claims	18,577	10,888

		409,305	260,858

Civil
(i)	Preferred shares		67,192
(ii)	Embratel (VC2/VC3)	50,713	50,713
(iii)	Small claim courts	33,582	35,478
(iv)	Fines from Anatel	40,964	16,983
(v)	Other claims	108,817	66,895

		234,076	237,261

Total		1,206,822	1,792,134

The provisions for contingencies are monetarily restated on a monthly basis, according to legally established criteria, as follows:

Tax: Variation of the “Sistema Especial de Liquidação e Custódia”—“SELIC” rate (special system for settlement and custody);

Labor: Variation according to indexes of the regional labor courts TRT’s, increased by 1% p.m.;

Civil: Variation of the “Taxa Referencial”—“TR” (referential rate), increased by 0.5% p.m.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(b) Details of the claims per nature of risk at December 31, 2003

	Tax	Labor	Civil	Total
Probable	563,441	409,305	234,076	1,206,822
Possible	2,738,108	750,576	1,612,244	5,100,928
Remote	319,187	279,059	112,070	710,316

	3,620,736	1,438,940	1,958,390	7,018,066

(c) Summary of changes in the balances of the provisions for contingencies

	Tax	Labor	Civil	Total
At December 31, 2002	1,294,015	260,858	237,261	1,792,134

Additions, net of reversions	210,497	136,490	55,559	402,546
Settlement payments	(210,018)	(54,096)	(85,095)	(349,209)
Write-offs against judicial deposits	(110,573)		(374)	(110,947)
Transfers to REFIS (Note 23)	(805,238)			(805,238)
Monetary restatement—financial expense (Note 4)	184,758	66,053	26,725	277,536

At December 31, 2003	563,441	409,305	234,076	1,206,822

(d) Probable contingencies (provisioned)

Tax

(i)	PIS/COFINS—As disclosed in Note 23, the Company elected to join the REFIS, subscribing R$425,752 of debits related to the expanded calculation basis (Law n° 9.718 of 1998) of the PIS and COFINS contributions, and also releasing another R$3,386 of judicial deposits. In June 2003, the Company had already suffered an unfavorable decision and R$78,522 of judicial deposits were released to the Federal Union. The provision maintained on the balance sheet refers to the PIS on the expanded calculation basis (other operating and financial revenues), accrued until November 2002, because thereafter it is being paid on a monthly basis. A provision for COFINS on the expanded calculation basis is also maintained on the balance sheet, accrued until January 2003 and thereafter is also paid on a monthly basis

In October 2003, following a judicial decision which turned down the Company’s request to continue the claims which question the legality of the rate increase and expansion of the calculation basis of the COFINS for the period after February 28, 2003, the Company paid R$136,263, even though electing to join the REFIS. and since than is paying these taxes on monthly basis.

(ii)	ISS (service tax)—the Company maintains provisions for tax assessments suffered as from 1998, challenging the incidence of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision in the amount of R$43,131 reflects the part that the Company’s legal counsels consider as probable losses. Since October 2003, Telemar started to provision the ISS on rental of IP gates, totaling R$4,267. There are understandings of the Supreme Federal Court which sustain the levy of value-added tax (“ICMS”) on these services at a 5% rate.

(iii)	ICMS—“Convênio 69”—On June 19, 1998, State Financial Secretaries approved an interpretation denominated “Convênio 69”, which increased the scope of “Imposto Sobre Circulação de Mercadorias e

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Serviços”—“ICMS” to other services, including the installation charges. Pursuant to this interpretation in 1998, the ICMS tax may be applied five years retroactively to such telecommunications services. Management believes that the extended incidence of the ICMS tax on supplementary services is questionable, because: (i) the State Secretaries acted beyond the scope of their authority; (ii) their interpretation considers, for taxation purposes, certain services which are not telecommunications services; and (iii) new taxes cannot be applied retroactively.

Following the disclosure of this interpretation, the Company filed a court injunction against the incidence of ICMS on installation and activation services (main revenues being discussed), recording the provision and respective restatement on a monthly basis. Recently the Company obtained definitive favorable decisions, in the states of Sergipe, Amazonas and Minas Gerais. Since 1999, the Company is being assessed for ICMS incident on additional services, including activation and installation charges, in the approximate amount of R$265.5 million. Based on the opinion of its legal counsels, management considers the probability of loss for notifications related to periods prior to June 1998 as “remote”, and for those after June 1998 as “possible/probable”, and accordingly recorded a provision for the probable notifications of R$167.1 million. The variation occurred in 2003 refers to the provision of the monthly calculation of the ICMS rates on activation of new users and installation charges, in the total amount of R$10,265, as well as monetary restatement in the amount of R$14,511.

(iv)	INSS—This refers mainly to tax assessments on (i) the joint responsibility for the payment of this tax by outsourced service providers, in the amount of R$17,754; and (b) non-payment of this tax incident on management wages and indemnities in the amount of R$16,058.

In July 2003, part of the judicial deposits, relating to the questionings of the SAT tariff increase, were released to the Union, due to unfavorable judicial decisions to Telemar and the adherence to the REFIS program. These deposits totaled R$28,665. Besides this, another R$37,106 of the same issue involving SAT were subscribed to the REFIS program.

In December 2003, based on the opinion of legal counsels regarding the risk of certain tax claims, and following several favorable judicial decisions regarding joint liability, the Company reversed to income R$26,733 of provisions for contingencies.

(v)	CPMF—As disclosed in Note 23, the Company subscribed R$194,421 to the REFIS. As for the tax debts occurred after February 28, 2003, the Company paid R$57,426. The Company is collecting this tax on a monthly basis.

(vi)	IOF—As described in Note 23, the Company subscribed R$141,662 of IOF debts to the REFIS. The Company is collecting this tax on a monthly basis.

(vii)	ILL—In the second semester of 2000, Telemar offset the “Imposto Sobre o Lucro Líquido”—“ILL” (tax on net income) paid up to calendar year 1992 with other federal taxes, based on a favorable Supreme Court decision that this tax is unconstitutional. Telemar maintains a provision since it has not been granted a final administrative or judicial ruling on the criteria for the restatement of these tax credits from the dates the ILL were paid up to the date of the offset. During 2003, the provision was increased in R$4,204 due to monetary restatement.

(viii)

PIS and FINSOCIAL offset—Telemar maintains a provision to cover offsetting of PIS and FINSOCIAL credits, currently discussed at the highest court with respect to the restatement index, in the period from May 1999 to May 2000. The recorded provision refers to PIS and COFINS amounts which should have been paid in the period from May 1999 to May 2000, because they were offset with credits originating from restatements of PIS and FINSOCIAL, using questionable indexes. This provision does not relate to

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

any amounts subscribed to the REFIS program, since those refer to the COFINS rate increase. In 2003, the bases for calculating these offsets were revised by the administration, and the amount of probable loss adjusted to R$96,255.

(ix)	Tax loss and tax loss carryforwards offset—As disclosed in Note 7, Telemar has a judicial injunction that guarantees the compensation of 100% of taxable income with tax loss carryforwards generated in the years up to and including 1998. Legislation limits that only 30% of the taxable income shall be compensated with past years’ tax credits related to tax loss carryforwards. Since the Company does not believe that this injunction will result in a final favorable decision, the Company has been recording a provision for the SELIC rate that would be applied due to an earlier compensation.

(x)	Other claims—This account consists substantially of provisions for tax assessments of ICMS and IPTU (municipal real estate tax), in the amount of R$43,416 and to the questioning of the increase of FGTS rate, in the amount of R$10,263.

Labor

There has been a significant increase in the volume of labor claims due to: (a) dismissal of employees since the privatization and conclusion of the expansion of the fixed-line network; (b) incentive to the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; and (c) increase in the volume of claims for joint liability related to the conclusion of expansion and cost reduction of maintenance of the telephone network. The main contingencies per nature of claim are summarized as follows:

(i)	Dangerous work conditions premium—This provision reflects the amount payable under trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension electric installations. Increase refers to new claims and monetary restatement.

(ii)	Salary differences / Equalization of salary scales—Represented by sources due to the differences in salary between employees, claimed by those who receive less remuneration with respect to the identity of functions, associated to other requirements, foreseen in the applicable legislation.

(iii)	Indemnities—Indemnity claims correspond to requests for refund or compensation for damage occurred in the course of the labor contract, due to various reasons, among which can be cited: labor accidents, provisionary stability, moral damage, reimbursement of discounts on salaries, kindergarten allowance and bonuses.

(iv)	Overtime—Claims referring to requests to receive additional worked hours after regular period, which has increased since at the end of 2003 prescribed the term for entering with a complaint related to the lay-off occurred at the end of the program for anticipating the expansion targets to 2001.

(v)	Subordination—Refers to liabilities, for the credits due and not liquidated by the subcontractors to their ex-employees, normally due to the closing of these companies.

(vi)	Other actions—These refer to challenging of individual amounts for requests for addition for time of service, night shift, allowance for travel, profit sharing program, among others.

Civil

(i)

Preferred shares—In 1990, the Telebrás Board of Directors approved an increase in its share capital by means of a public offer. During the call for tender, CVM started to investigate the price of the new shares, which were issued at a discount to the book value. Upon completion of the investigation, CVM informed the “Ministério Público Federal” (Brazilian public prosecution service) that in its opinion there had been no

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

infringements as the price established for the new shares was compatible with the market price for Telebrás shares. Nevertheless, the public prosecutor decided to take the issue to court. In April 1998, Telebrás was ordered to issue 13,718,350 thousand preferred shares in order to comply with the obligation.

The Company’s management obtained a favorable opinion from its external legal counsel stating that this claim does not present risks of loss, considering irrelevant the volume of claims requesting this right (only two claims were initiated, with irrelevant financial risk). Therefore, management reversed the provision to income in June 2003 (see Note 5).

(ii)	Embratel VC2/VC3—On July 6, 2000 Anatel’s Board of Directors modified a previous interpretation regarding the rights to the revenues of long-distance fixed-line to mobile calls, assigning the amounts (i) to Embratel, from the period between June 1998, when the Concession Agreements were signed, and July 1999, when the CSP (carrier access dialing code) was introduced for long-distance services; and (ii) to the chosen operator after the introduction of the CSP in July 1999. In the Company’s opinion, Anatel misinterpreted the fixed-line to mobile and switched fixed-line telephone services as being equivalent. Management understands that the revenues generated by fixed-mobile services, irrespective of the distance called, belong to Telemar, as it is the service provider to the caller who originated the call, in conformity with the regulations established by the Ministry of Telecommunications. Due to the relevance of the matter and Embratel’s decision to retain these amounts in the payment for the use of the Company’s fixed-line network in 1999, the Company entered with a judicial action and obtained a provisionary injunction preventing Embratel from retaining these amounts. However, before obtaining the injunction, Embratel had already retained some amounts. In September 2001, Telemar’s management recorded this provision for contingencies since the Company was still maintaining accounts receivable related to the use of the network discounted by Embratel.

(iii)	Small claim courts—These refer mostly to suits filed by customers, the individual indemnity amounts of which do not exceed the limit of forty minimum wages. The provision decrease in 2003 is attributable to payments related to a campaign to liquidate pending matters in these small claim courts, in the amount of R$50,742, offset by new provisions in the amount of R$48,846.

(iv)	Fines from Anatel—Assessments levied from Anatel, substantially due to the closing of outlets to attend customers. The variation in 2003 refers principally to the monetary restatement of R$6,150 and new provisions of R$17,831.

(v)	Other claims—These refer to indemnity suits filed by former resellers of prepaid calling cards, indemnity for termination of contracts with subcontractors, indemnity for expansion plans with the issuance of shares, among many others.

(e) Possible contingencies (not provisioned)

The Company has also several cases for which losses are considered as “possible” in the opinion of its legal advisors, with no recorded provisions for contingencies. The main contingencies classified as possible losses in the opinion of the Company’s legal advisors are as follows:

Tax

The amounts informed are based on the total amounts of the claims and assessments, which are often questionable, since in some cases the Company does not have the details of the assessments. Therefore, there can be significant variations relating to the actual amounts subject to discussion.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

ICMS—In July 1999, the legal dispute in Rio de Janeiro relating to international calls originating in Brazil was estimated at approximately R$72,000 (tax assessments). Tax authorities claim that international call services are provided in Brazil, being therefore subject to ICMS. However, the law opposes another legal interpretation, which considers international calls as exported services, being therefore exempt from ICMS. Additionally, there is doubt as to the responsibility for the payment of this tax, if charged, since Telemar does not have revenues from these services. In February 2000, Telemar obtained a favorable decision from Rio de Janeiro’s “Conselho de Contribuintes” (taxpayers’ council), countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with Telemar. Telemar obtained a court injunction from a lower court assuring that, even after the introduction of CSP, the international long-distance service provider is responsible for paying this tax.

Besides this, there are several other tax assessments, in the approximate amount of R$331,000, relating to the ICMS not collected on certain service revenues or already taxed by the ISS, and therefore not subject to ICMS. There is a possible risk referring to the offset of credits on the acquisition of permanent assets and materials necessary for the maintenance of the network, in the approximate amount of R$119,000. Not all the assessments were detailed by the agents of the State Treasury, in order to determine the reasons that the offsets of these credits were considered improper.

ISS—The assessments referring to the levy of ISS (service tax) on rental of equipment and wake-up call, among other telecommunication services, in the amount of R$381,000 are not provisioned for being considered as possible/remote loss since these activities are not in the list of services taxed by the ISS, or are already taxed by the ICMS. These assessments are being analyzed by the internal judicial department, in connection with an analysis of the legislation applied to all revenues carried-out by external legal counsels. Also, strengthening the defense arguments, and considering that a substantial part of the assessed amounts refer to this type of revenue, the Supreme Court decided in the last quarter of 2001 that ISS should not be applied on equipment rental.

INSS (social security)—Claims in the approximate amount of R$268,000 relating to joint liability, taxation of INSS and workers’ compensation insurance—SAT—on amounts granted to employees and outsourced personnel. Until June 2003, the Company recorded separate provision for SAT claims relating to the Rio de Janeiro branch-office. The amount of that provision has been subscribed to the REFIS program. Telemar’s management presented documental proof which has not yet been appreciated by the tax authorities.

Labor

Claims questioning differences in salary scales, overtime hours, dangerous work condition premiums, joint responsibility, among others, in the amount of R$750,576, which are substantially in first judicial instance, not having been published any decision regarding the outcome of these claims. Nevertheless, the Company considers as possible risk the matters that have a history of favorable decisions.

Civil

Refers to actions which have no judicial decision, which principal discussions relate to network expansion plans, indemnities for moral and material causes, collection actions, bidding processes, among others. These actions total more than 7,700, in the total amount of R$1,612,244. This amount is based, exclusively, on the

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

plaintiff’ requests, not having judicial decisions until the present date. Management understands that if it is necessary to record provisions to cover risk of losses from these actions, when and if required, these will be recorded for substantially lower amounts.

(a) Remote contingencies (disclosed due to the materiality)

(i)	Federal taxes—On August 9, 2000, Telemar was assessed by the Brazilian Internal Revenue Service in Rio de Janeiro for alleged infringements related to taxable events occurred in 1996, prior to the privatization, totaling R$993,689, relating to income tax, social contribution, PIS, COFINS and withholding income tax. Telemar submitted a substantial part of the documental proof of the adequacy of the accounting records disallowed for tax purposes, as well as proof of the correct payment of the corresponding taxes in the period assessed.

Telemar requested and was granted a new proceeding to submit supplementary documentation, and after the tax diligence, the total amount of the assessment has been reduced to R$555,000. Of this new amount, Telemar subscribed in August 2003 R$51,000 to the REFIS program, recording a provision for another R$20,000 referring to amounts still pending proof by suitable documentation. Telemar will appeal to prove existence of substantial documentation that contradict the remaining amount, of which the maximum risk, still being analyzed and considered remote, is less than R$20,000.

(ii)	Administrative actions with Anatel and CADE—in April 2003 Embratel and Intelig moved an action with Anatel and “CADE”—“Conselho Administrativo de Defesa Economica” (administrtive council for economic defense) against Telemar, for anti-competitive acts by Telemar. These two providers accused Telemar of abusing its predominant role in the market to cross-subsidize local and long-distance concessions and practice price discrimination of the use of its local network. Embratel and Intelig requested an injunction to suspend all the newly conceded authorizations to local providers of fixed telecommunications services which anticipated the network and universal service targets of December 31, 2003, until there is a final judicial decision of this claim. Anatel and CADE refused the injunction request. Besides this, Anatel disclosed in a technical letter that it did not find any anti-competitive act.

(iii)	Sale of Oi to Telemar—As disclosed in Note 1(a), the share control of Oi was transferred from TNL to Telemar on May 30, 2003. Since then, press reports have alledged that the operation had been unfair to the minority shareholders of Telemar and TNL. Until the present date, there exists no judicial questioning whatsoever against Telemar and its parent company TNL, but only a notification from CVM requesting additional information of the operation. In July 2003 this information was sent to CVM, and once more the transparency and conformity of the operation with the norms established by the Brazilian Corporate Law was highlighted. The operation was realized with the necessary technical support as to the price, appraisal of the shareholders’ equity at fair value, as well as legal opinions.

25. Debentures

In July 2001, the Company issued 13,000 simple, non-convertible debentures of R$ 100 each, totaling R$ 1,300,000. These debentures are due in five years and bear interest at the CDI rate plus 0.7% per annum, recorded under current assets and amortized every six months since December 2001. During 2003, the Company bought back 928 debentures, in the amount of R$99,989, of which R$92,800 of principal value.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

26. Shareholders’ equity

(a) Share capital

The authorized capital comprises 700 billion shares. At a meeting held on April 8, 2003, the Board of Directors approved a capital increase of R$ 167,605 by issuing 2,237,127 thousand common shares at R$19.90 per thousand common shares and 4,474,253 thousand preferred shares at R$27.51 per thousand preferred shares. These prices were defined based on the average closing prices traded on the São Paulo Stock Exchange (“BOVESPA”) at the ten most recent floor sessions. This capital increase corresponds to the capitalization of part of the special reserve of goodwill, as determined in CVM Instruction No. 319/99 (see Note 1(e)). Minority shareholders have 30 days, from the date when the related notice was published, to exercise their right of preference to the subscription of the increase, in proportion to their holdings.

	Number (lot of 1,000 shares)
	2003	%	2002	%
Common shares	130,185,689	33.3	127,948,562	33.3
Preferred shares	260,371,376	66.7	255,897,123	66.7

Total	390,557,065	100.0	383,845,685	100.0

Common treasury shares	(4,156,100)		(4,156,100)
Preferred treasury shares	(4,624,337)		(4,624,337)

Total outstanding	381,776,628		375,065,248

Change in issued shares (lot of 1,000 shares):

	Common shares	Preferred shares	Total
December 31, 2000	124,525,560	249,051,120	373,576,680
Issued May, 2001	1,557,817	3,115,633	4,673,450

December 31, 2001	126,083,377	252,166,753	378,250,130
Issued April, 2002	1,865,185	3,730,370	5,595,555

December 31, 2002	127,948,562	255,897,123	383,845,685
Issued April, 2003	2,237,127	4,474,253	6,711,380

December 31, 2003	130,185,689	260,371,376	390,557,065

(b) Capital reserves

Special reserve of goodwill

This refers to the contra entry to Goodwill recorded upon the down-stream merger described in Note 1(e), net of the provision recorded in accordance with CVM Instruction No. 349.

Fiscal incentives and donations

Donations and subvention of assets received in accordance with the self-financing plan, as well as fiscal incentives—substantially FINAM (Amazon tax incentive investment fund), FINOR (northeast tax incentive investment fund) and FUNRES (State of Espírito Santo tax incentive investment fund).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(c) Earnings reserves

Legal reserve

In accordance with Art. 193 of the Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceed 30% of its total share capital. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.

Unrealized income reserve

In May 1998, Telecomunicações Brasileiras S.A (“Telebrás”) was restructured, originating 12 new parent companies, including TNL. The shareholders of Telebrás determined the amount of shareholders’ equity to be allocated to the new parent companies resulting from the split-off, attributing to each of them a part of the unrealizable income reserve and retained earnings of Telebrás in proportion to the total net assets. The balance amount was explained by the difference between dividends received and equity in earnings of subsidiaries, which posted positive results in recent years. This reserve was realized when dividends and interest on own-capital were received, or when the reserve was used to pay the minimum mandatory dividends.

Investment reserve

On March 31, 2003, the Annual General Shareholders’ Meeting approved the transfer of R$3,839,323 from “retained earnings” to the “investment reserve”, to cover the investments made until now by the Company, directly or through long-term credit lines granted to subsidiaries to also realize their capital budgets. The amounts were applied in the expansion of the fixed-line telecommunications network, in connection with the universal service targets of Anatel and also in the creation of Oi, having been invested in permanent assets R$10.0 billion in 2001, R$2.0 billion in 2002 (including deferred charges) and R$1.7 billion in 2003. For the year ended December 31, 2003, based on the Company and its subsidiaries capital budgets, management proposed to the Annual General Shareholders’ Meeting the appropriation of R$395,383 to this reserve. The expected payback on these investments is estimate to be seven years as from their occurrence. The constitution of this reserve, which is optional, has the purpose of preserving the Company’s cash flows. However, to the extent that the financial situation permits, this reserve may be realized and distributed as dividends.

(d) Retained earnings

The retained earnings balance of Telebrás was allocated to every new parent company in proportion to the total allocated net assets. The retained earnings allocated by Telebrás did not represent the historical retained earnings of the new parent companies resulting in an increase of R$1,906,700 in relation to TNL’s historical retained earnings.

The retained earnings balance was used to fund investments under the investment plan of the Company and its subsidiaries. As discussed in the paragraph above, in the Annual General Meeting of March 31, 2003, the shareholders approved the transfer of the total balance of the balance “retained earnings” to “investment reserve” to improve the nomenclature of the prior years’ destinations of the reserve.

(e) Dividends and interest on own-capital

According to its by-laws, the Company is required to distribute as dividends in respect to each fiscal year to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of “Adjusted Net

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Income” (as defined below) (the “Compulsory dividend”). The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income in determining the Preferred Dividend in relation to the Compulsory Dividend. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

The Preferred Dividends corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in according to accounting principles prescribed by Brazilian GAAP, in proportion of preferred shares to total capital, or 3% of shareholders’ equity book-value per share, whichever value is greater.

The Brazilian Corporate Law and the Company’s by-laws define Adjusted Net Income as an amount equal to the Company’s net profits determined in accordance with Brazilian GAAP adjusted to reflect allocations to or from (i) the statutory “legal” reserve, (ii) contingency reserve for anticipated losses, if any, and (iii) unrealized income reserve.

The Company’s by-laws also provide for the distribution of interest on own-capital as an alternative method of payment to shareholders. The interest on own-capital is deductible for income tax and social contribution purposes, limited to the average “TJLP”—“Taxa de Juros de Longo Prazo” (long-term interest rate) during the applicable period and cannot exceed the greater of (i) 50% of net income (before distribution and deductions for income taxes) for the period when the payment is made, or (ii) 50% of retained earnings. The interest on own-capital paid or assigned to shareholders, net of any Brazilian withholding tax (15%), may be considered as part of the mandatory dividend. Under the Brazilian Corporate Law, the Company is obliged to distribute interest on own-capital or dividends in an amount sufficient to ensure that the net amount received by the shareholders, after payment by the Company of applicable withholding taxes, is at least equal to the mandatory dividend.

In 2003, TNL obtained a favorable judicial decision to abstain from withholding income taxes on the amounts distributed as interest on own-capital to its parent company. The main argument treated by the judge was that the parent company has tax credits that would not be utilized in the current year, and consequently, there was no justification for the retention. Therefore, the amount of interest on own-capital will be fully paid to the shareholders.

In the Shareholders’ Meeting of January 28, 2004, was deliberated and approved the distribution of interest on own-capital referring to the year to end December 31, 2004, in the amount of R$330 million. In January 2004, an installment of R$100 million was declared, with the objective to minimize the tax impacts of the increase in COFINS rate at the parent company. Equal to the distribution of 2003, management is judging an action to obtain a judicial injunction discharging the retention of income tax withheld on this distribution.

The Annual Shareholders’ Meetings of March 31, 2003 approved the distribution of R$499,979 of dividends and interest on own-capital in respect of 2002 income . This dividend and interest on own-capital had been proposed by the Board and recorded in the December 31,2002 financial statements.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Minimum compulsory dividends (25%) were calculated as follow:

	2003	2002
Net income (loss) for the year	673,316	(372,563)
Appropriation to legal reserve	(33,666)
Realization of unrealized income reserve	543,952	2,072,492

Adjusted net income	1,183,602	1,699,929

Minimum compulsory dividends—25%	295,901	424,982

Number of common shares in circulation (lots of 1,000)	126,029,589	123,792,462
Number of preferred shares in circulation (lots of 1,000)	255,747,039	251,272,786

Minimum dividends of the preferred shares were calculated as follow (the greater of the two methods):

	2003	2002
Share capital	4,644,414	4,476,809
Percentage of preferred shares	66.66%	66.66%
Proportion of capital	3,096,276	2,984,539
Percentage of dividends	6%	6%

Minimum dividends of the preferred shares	185,776	179,072

Shareholders’ equity	9,048,270	9,163,173
Percentage of preferred shares	66.66%	66.66%
Percentage of dividends	3%	3%

Minimum dividends of the preferred shares	180,965	183,263

Of the adjusted net income for the year 2003, management proposed to the Annual Shareholders’ Meeting, the payment of R$800,000 as dividends, of which R$458,132 in the form of interest on own-capital, in excess of the minimum mandatory dividends. The amount of R$800,000 will be restated by the “TR”—“Taxa Referencial” (referential rate) as of January 1, 2004 until available to the shareholders.

	2003
	Common Shares	Preferred shares	Total shares
Proposed dividends	112,855	229,013	341,868
Interest on own-capital	151,235	306,897	458,132

Outstanding shares (lot of 1,000)	126,029,589	255,747,039	381,776,628

Value per lot of 1,000 shares—in reais
Proposed dividends	0.8955	0.8955	0.8955
Interest on own-capital	1.2000	1.2000	1.2000

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

	2002
	Common shares	Preferred shares	Total shares
Interest on own-capital	165,020	334,959	499,979

Outstanding shares (lot of 1,000)	123,792,462	251,272,786	375,065,248

Value per lot of 1,000 shares—in reais
Interest on own-capital	1.3331	1.3331	1.3331

Dividends and interest on own-capital payable, which are presented under current liabilities, are as follows:

Base-year of proposal	Amount
2003	761,728
2002	20,815
2001	15,220
2000	14,729

Total recorded under current liabilities	812,492

(f) Unclaimed dividends

Dividends and interest on own-capital are reversed to retained earnings if not claimed by shareholders within three years.

(g) Treasury shares

On June 16, 1999, the Company’s Board of Directors authorized a share buy-back program limited to 3% of the shares in circulation and up to R$250,000. On October 27, 1999 the limit was increased to 6%.

At December 31, 2003 and 2002, the Company held in treasury 4,156,100 thousand commons shares and 4,624,337 thousand preferred shares, recorded at purchase value.

(h) Stock options

In July 2000, the Company established a Stock Option Plan whereby preferred shares are reserved for a selected group of executives. The options are exercisable at varying dates and on a cumulative basis up to five years. Options become fully exercisable after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five-year vesting period. In the event of a forfeiture prior to the five-year vesting period, the executive may receive, at the Company’s discretion, a number of shares equivalent to the 10% paid or receive back in cash the 10% paid considering the average market-value based on the last 90 days trading price in the stock exchange.

The offer price is restated in accordance with the “IGP-M” (general market price index) variation, plus 6% per annum. Executives may opt to receive the value resulting from the difference between the market-price and the exercise price or to receive the equivalent shares.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

In the event of a dividend distribution, the related amount will be deducted from the exercised options.

Should an executive decide to sell the acquired shares after the exercise period, he/she must grant the Company a right of first refusal in the acquisition of the shares at the market-value on the date of sale.

The following table summarizes stock option operations carried-out up to December 31, 2003:

	In reais
	Number of shares (lots of 1,000)	Initial option price	Exercise price(*)
Shares offered in July 2000	250,330	30.00	55.80
Shares offered in May 2001	1,449,305	33.00	52.87
Shares offered in October 2001	1,198,635	24.73	33.99

	2,898,270
Offerings extinguished due to rescissions	(1,219,226)

Options outstanding at December 31, 2003 (0.44% of outstanding shares)	1,679,044

(*)	The exercise price is adjusted by IGP-M plus 6% from the date of grant to December 31, 2003.

The market-value of preferred shares at December 30, 2003 was R$45.42 (2002—R$27.30) per lot of one thousand shares. Differences between the exercise price and the market-value at the balance sheet date, which may result in losses to the Company, are recorded on the accrual basis.

Considering that the market-value is higher than the value of the option for the shares granted in the October 2001 plan, the Company recorded in December 2003 a provision of R$2,076 to cover possible losses for stock option compensation expenses. If all options of the October 2001 plan would be exercised, the total reimbursement would be R$8,209, considering the existence of 718,166 thousand shares outstanding. The actual provision for these future reimbursements is calculated based on the period which has elapsed since the creation of the plan, considering the weighted average of the exercisable shares per year.

The following table shows position of shares outstanding on December 31, 2003:

	Stock options outstanding			Stock options exercisable
Ranges of exercise prices on the contract’s settlement date	Shares (in thousands)	Weighted average remaining life (in years)	Weighted average exercise price	Shares (in thousands)	Weighted average exercise price
R$20.00—29.99	718,166	2.83	33.99	258,540	33.99
R$30.00—39.99	960,878	2.28	53.36	344,318	53.35

Total	1,679,044			602,858	45.05

27. Funds for capitalization

Self-financing was one of the ways by which Telebrás financed part of the expansion of the telecommunications network. As from July 1, 1997, this program was extinguished by Ordinance No. 261 issued by the Ministry of Telecommunications. These amounts were used for capital increases.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

28. Financial instruments

The Company is mainly exposed to market risks arising from changes in interest rates and foreign currency exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in reais. The Company and its subsidiaries use derivative instruments, such as foreign exchange rate swaps to manage its foreign currency exchange rate risks. The Company does not use derivatives or other financial instruments for any purposes other than managing risk.

These operations are carried-out by the Company’s treasury department in accordance with the strategy previously approved by management.

(a) Foreign currency exchange risk

Some74.4% (2002—68.8%) of the Company’s debt, including debentures, was denominated in foreign currency (US dollar, a currency basket of BNDES bank and Japanese Yen). Consequently, the Company is exposed to foreign currency exchange rate risks that may adversely affect the results of operations and financial position, as well as the ability to comply with debt liabilities.

The total nominal value of derivatives in foreign currency (swaps and options) and investments in US dollar as of December 31, 2003 and 2002 were US$2,740,183 thousand and US$2,614,127 thousand, respectively, with coverage of 96% and 104% of the exchange risk.

(b) Derivatives

The Company limits its use of derivatives to managing risk that could negatively impact its financial and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.

Commencing in May 2000, the Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt. Due to the devaluation of the Real against the US dollar during 2001 and 2002, the Company significantly increased its use of exchange rate derivatives in order to reduce losses on its foreign currency debt.

The summary of the carrying amount of financial instruments is as follows:

	Contract value		Results		Recorded results
	2003	2002	2003	2002	2003	2002
Foreign currency investments (i)	1,209,890	462,550	(1,350)	49,146	(1,350)	49,146

Swap	6,706,710	7,431,442	(2,335,805)	1,603,468	(2,335,805)	1,603,468
Options (ii)		1,342,654	63,310	52,035	63,310	(14,565)
Forward			(665)	9,113	(665)	9,113

(i)	The gain described above comprises return on foreign exchange securities recorded under “Derivative results” and does not include return on financial investments in U.S. currency in the amount of R$64,680, recorded under “Interest on marketable securities”.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(ii)	Gains and losses on options include the amortization of premiums paid to or received from the counterparts. The difference between the results related to derivatives (contractual gain or loss) and the recorded results are due to the fact that the gain with options is only recorded when financially realized (see below).

Under the terms of the swap agreements, the Company pays to or receives from the counterparts at maturity the amounts, if any, on an average of 100.7% of the variation in the CDI rate (interbank deposit certificate rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchanges plus the estimated weighted average coupon of the cross-currency interest rate swaps at December 31, 2003 of 10.48% for US dollar debts and 1.67% for Yen debts.. If the variation in the US dollar and Yen exchange rates exceeds the variation of the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gain and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gains and losses are paid or received to or from the counterparts, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2003, the Company had payables of R$ 852,228 while at December 31, 2002, the Company had receivables of R$1,445,432.

The foreign exchange rate options (put and call) allowed the Company, by means of payment of premiums, to acquire US dollar at pre-established exchange rates, limited to a maximum gain in some contracts. The Company also signed foreign exchange rate forward contracts, establishing a fixed exchange rate. The weighted average US dollar rate of these contracts was R$2.73 per US$1.00, with an average premium of 2.76%. The premiums on the foreign exchange rate options were recorded in results of the year on the accrual basis up to the contract maturity, using the straight-line method. The gains on these options and forward contracts were only recorded when financially realized, while the losses were recorded on the accrual basis.

The estimated fair-value of cross-currency interest rate swap and derivatives at December 31, 2003 was a loss of R$573,489 and at December 31, 2002 and 2001 a gain of R$234,286 and R$324,855 respectively. The difference between the contract values and fair-values are incurred only if the Company terminates these contracts prior to maturities.

(c) Interest rate risk

At December 31, 2003, the Company had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) of R$1.79 billion or CDI of R$1.22 billion for the Reais-denominated debts, and based on LIBOR for the US dollar-denominated debts of R$4.66 billion and based on LIBOR for the Yen-denominated debt of R$0.76 billion, and also based on a currency basket (“UMBND”) of BNDES bank form a debt of R$0.67 billion. The Company’s financial investments are indexed substantially at CDI variations. To reduce the exposure to LIBOR, the Company enters into swap transactions that substitute LIBOR to fixed rates, as follow:

	Derivatives contract value		Results with derivatives
	2003	2002	2003	2002
Interest rate swap	1,990,702	2,577,959	(78,187)	(43,367)

(d) Concentration of credit risk

Financial instruments that subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, certificate of deposits, treasury and corporate bonds, trade accounts receivables, advances to

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

suppliers and derivative contracts. The Company limits its credit risk on cash and cash equivalents, certificate of deposits, treasury and corporate bonds by depositing and holding these funds with major financial institutions. The Company limits its credit risk related to trade accounts receivables by selling to a geographically dispersed customer base and by performing credit evaluations when permitted. Credit risk related to customer accounts is diversified. For the periods presented, no single external customer amounted to 10% or more of the Company’s annual operating revenues. Advances to suppliers are made only to a select group of long-standing suppliers. The financial condition of these suppliers is analyzed on an on-going basis to limit credit risk. Counterparties to the Company’s derivative contracts are also major financial institutions and organized exchanges. The Company considers exposure to credit loss due to non-performance of their counterparties to be remote.

(e) Fair-value of financial instruments

The fair-value of the main financial instruments and book-values at December 31 are as follows:

	2003		2002
	Book-value	Fair-value	Book-value	Fair-value
(i) Investments in marketable securities	4,240,198	4,240,199	1,581,319	1,427,892
(ii) Loans and financing	10,936,923	10,872,239	10,898,773	10,888,346
(ii) Debentures	1,222,861	1,182,748	1,321,039	1,243,799
(iii) Derivatives	(852,228)	(573,489)	1,430,800	234,286

The carrying amounts of cash and cash equivalents, accounts receivable, suppliers and short-term financing approximates fair value due to short-term maturity of these instruments.

(i) Investments in marketable securities

The book-value approximates fair-value due to short-term maturities and/or interest rates used for these instruments.

(ii) Loans and financing and debentures

The fair values of loans and financing and debentures were calculated in accordance with the present value of these financial instruments considering market interest rates for operations with similar terms and risks, and approximates the book-values.

(iii) Derivatives

At December 31, the fair-value of derivatives used for currency protection was:

	Book-value		Fair-value
	2003	2002	2003	2002
Swap	(852,228)	1,427,510	(573,489)	167,686
Options		3,290		66,600

	(852,228)	1,430,800	(573,489)	234,286

The fair-value of derivatives differs substantially from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book-values to fair-value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to maturities.

29. Employee benefits

(a) SISTEL—Pension plan

Fundação Sistel de Seguridade Social (“Sistel”) is a private, non-profit pension plan created on November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to Sistel sponsored employees and their families.

With the statutory changes approved by the Secretariat for Complementary Pensions (“Secretária de Previdência Complementar”) on January, 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos—“PBS-A”).

In December 2001, Sistel opted for the Special Taxation System provided for in art. 2 of Provisional Measure No. 2222, of September 4, 2001, to take advantage of the tax amnesty in connection with the payment of income tax and tax on financial transactions (“IOF”), then contested in court and provided for. Such amnesty required the payment of the provided principal amount only, with no interest and restatement. Since the provided balance was higher than the payment, the remaining funds from the provisions for tax contingencies were transferred to benefits plans. For the TelemarPrev plan, however, due to its characteristics and nature, part of the resources, totaling R$153,233 (see Note 5) was returned to the Company in March and April 2002, based on legal and actuarial reports and authorization from the Secretariat for Complementary Pensions.

The Company sponsors two defined benefit plans (PBS-A and PBS-Telemar) and defined contribution plan (TelemarPrev). In November 2002, the defined benefit plan denominated PB-CT was merged into TelemarPrev plan, as described below.

The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to the recording of benefits granted to employees, approved by CVM Resolution No. 371, of December 31, 2000, are presented below.

In 2003, the Parent Company and its subsidiaries did not contribute to the pension plans considering that the defined benefit plans have a surplus and the defined contribution plan has surplus funds.

(i) Defined benefit plans (PBS-A and PBS-Telemar)

At the time of the Sistel restructuring, the PBS-Telemar (individual) plan was introduced, maintaining the rights established in PBS-A (multi-sponsored). In addition to monthly income supplementation benefit, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis. This plan is closed for new participants since the creation of TelemarPrev in September 2000.

The actuarial method to determine the cost of benefits is the capitalization method. During 2002, the Company’s contribution was 9.5% of the payroll cost of the employees that participate in the plan, of which 8% is allocated to PBS-Telemar and 1.5% to PAMA.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The contribution from active participants is the sum of: (a) between 0.5% to 1.5% of the participation salary (minimum of the total participant’s salary and R$21,486.93) depending on the age of the participant; (b) 1% of the participation salary that exceeds half the contribution salary (minimum of the participant’s salary and one Sistel Standard Unit), limited to the value of the Sistel Standard Unit (R$1,865.98, annually adjusted, in June, by the discount rate of the plan’s liabilities); and (c) 11% of the amount which exceeds the participation salary.

During the year ended December 31, 2003, there were no contributions by the Company (R$302 in 2002).

Reconciliation of assets and liabilities at December 31:

	2003		2002
	PBS-A (*)	PBS-Telemar	PBS-A (*)	PBS-Telemar
Fair value of plan assets	2,303,905	159,796	2,044,839	148,815
Present value of actuarial liabilities	(1,928,218)	(133,124)	(1,621,795)	(113,326)

Fair value of assets in excess of actuarial liabilities	375,687	26,672	423,044	35,489

(*)	This plan does not include active participants and there is sufficient technical surplus to cover future actuarial liabilities.

Although the plans assets exceed the actuarial liabilities at December 31, 2003 and 2002, those excesses will not be recognized, as its reimbursement is not determined in the by-laws; in addition, PBS-A is not a contribution plan.

	PBS-A (*)	PBS-Telemar
Plan assets:
Fair value of plan assets at December 31, 2002	2,044,839	148,815

Benefits paid during the current year	(155,395)	(11,644)
Reversed contributions during the current year		484
Effective yields of the plans’ assets	414,461	22,141

Fair value of plan assets at December 31, 2003	2,303,905	159,796

	PBS-A (*)	PBS-Telemar
Actuarial liabilities
Liabilities at December 31, 2002	(1,621,795)	(113,326)

Current service cost (including interest)		(1,114)
Interest on actuarial liability	(175,711)	(12,418)
Benefits paid during the current year	155,395	11,644
Actuarial loss	(286,107)	(17,910)

Liabilities at December 31, 2003	(1,928,218)	(133,124)

The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(ii) Complementary Pension Plan (PB-CT)

This plan assumed the charges, obligations and responsibilities laid-down in the Individual Complementary Pension Contracts and the Collective Labor Agreements related to ex-employees of the sponsors, which belonged to the former Companhia Telefônica Brasileira—CTB and to Companhia Telefônica de Pernambuco—CTP. The change from Consortium to Administration and Payment of Pension Benefits in the PB-CT complied with the provisions of arts. 80 and 81 of Law No. 6435 of July 5, 1977, which expressly forbids direct management of pension benefit plans by the employer.

On November 21, 2002, the Secretariat for Complementary Pensions approved the merger of the PB-CT plan into the TelemarPrev plan, and therefore the provision for recognized actuarial liabilities, to cover the insufficiency of technical reserves of the benefit plan was reversed. The reversal amounted to R$30,315 and was recorded in “Other operating income” in 2002.

(iii) Defined contribution pension plan (TelemarPrev)

The Company sponsors the TelemarPrev plan of Sistel, approved by the Secretariat for Complementary Pensions on September 21, 2000.

On November 21, 2002, the Secretariat for Complementary Pensions approved a series of alterations to the TelemarPrev regulations, submitted by Sistel. The changes focus on providing participants with much more flexibility, conforming the plan to the ruling legislation, and enabling the implementation of procedures to enhance the safety of the plan investment policy, i.e. “Asset Liability Modeling” (ALM).

The plan assures to the participants benefits categorized as follows: (i) risk benefits, and (ii) programmable benefits.

The usual contribution from participants consists of two parts: (i) basic—equivalent to 2% of the participation salary, and (ii) standard—equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional contributions from the participant are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months. Occasional contributions from the participant, which are also optional, must not be lower than 5% of the participation salary cap (minimum of the participant’s salary and R$21,486.93).

The plan establishes a contribution parity for contributions from participants and sponsors, up to the limit of 8% of the participation salary. However, the sponsor is not required to follow any additional or occasional contributions by the participant. The actuarial method to determine the cost of benefits is the capitalization method.

During the year ended December 31, 2003, the Company did not make any contributions to TelemarPrev (2002—R$3,872).

The reconciliation of assets and liabilities at December 31, 2003 and 2002 is not presented herein, as this is a defined contribution plan.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(iv) Plan results expected for 2004 are as follows:

	PBS-A	PBS-Telemar
Estimated remuneration of assets	250,876	21,653
Current service cost		(713)
Unrecognized actuarial gains		(27)
Interest cost	(208,423)	(17,207)

Total income expected for 2004	42,453	3,706

Revenues will not be recognized, for lack of evidence that such assets could reduce future contributions from sponsors and because they are not reimbursable.

(v) Main actuarial assumptions

Main actuarial assumptions used in the calculation of PBS-A, PBS-Telemar and TelemarPrev plans are as follows:

	Annual %
	2003		2002
	PBS-A	PBS-Telemar and TelemarPrev	PBS-A, PBS-Telemar and TelemarPrev
Discount rate of actuarial liability (*)	11.30	13.42	11.30
Expected remuneration rate of assets (*)	11.30	13.96	14.45
Estimated inflation rate of salary increase	5.00	7.00	5.00
Estimated inflation rate of benefit increase	5.00	7.00	5.00

(*)	For 2003, includes 5% inflation for PBS-A and 7% inflation for PBS-Telemar and TelemarPrev (2002—5% for all plans). Since PBS-A is a multi-sponsored plan, the actuarial assumptions are determined based on negotiations between all sponsors, which may differ from the Company’s assumptions for the plans individually sponsored.

(b) Employees’ profit sharing

The profit sharing program began in 1999 as a form to incentive employees to meet individual and corporate targets. The program becomes effective when the following targets are met:

•	Increases of the economic value-added; and

•	Reduction of net debt.

At December 31, 2003, the Company recorded provision for employees’ profit sharing based on the best estimate of the accomplishment of these targets, in the amounts of R$117,670 (2002—R$130,893). Any discrepancies between the provision and the results shown in the actual year’s statement of income reflect reversal or complement of prior year’s estimates, besides the provision for possible losses relating to Stock Options (see comments in Note 26(h)).

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

30. Transactions with related parties

Loan contracts with BNDES

In December 1999, some of the former 16 fixed-line telephone subsidiaries incorporated by Telemar signed loan contracts with BNDES (the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A). The total amount of these loans was R$400,000, maturing in December 2000 and interest based on the SELIC plus 6.5% per year. In December 2000, these contracts were renegotiated and substituted by two new contracts, providing a credit line of up to R$2,700,000, with interest rate based on TJLP increased by 3.85% per year, to be paid every semester until January 2008. Since 2002 there have been no withdrawals from this credit line, which started to be amortized, remaining outstanding on December 31, 2003, the amount of R$2,439,500. Of this total, 30% of the credit line was drawn-down directly from BNDES and the other 70% were drawn-down from a group of banks, leaded by Itaú and Banco do Brasil.

As commented in Note 22, in December 2003, the Company drew-down R$202,000 from a new loan contract signed with BNDES in October 2003, in the amount of R$520,000, with the objective to finance its investment plan for the years 2002, 2003 and 2004. The funds were applied for the expansion of the telecommunications network and operating improvements.

Investment and contract with iG

The Company holds indirectly shares which represent 17.5% of the total share capital of Internet provider iG, which has among its shareholders some of the shareholders of Telemar Participações, like Global Internet Investment (related to Asseca Participações S.A) and Andrade Gutierrez Contractors (related to AG Telecom Participações). In February 2001, the subsidiary TNL.Acesso signed contracts with iG, in which it agreed to operate the total infrastructure of the access to the gate during five years. On December 31, 2003, TNL.Acesso cancelled the contract and signed a new contract with iG to provide all of the infrastructure for access to the gate in Region I, under similar conditions as offered to other Internet access providers, acting in Brazil.

As described in Note 33, the Company has signed agreements with Brasil Telecom to dispose this investment in iG for the total amount of US$17,487 thousand, representing R$54,176 using the exchange rate of December 31, 2003.

Assignment of credit rights in Pegasus to AIX

In 2001, Pegasus received and recorded as indemnity for damage and losses caused by a contract default by Barramar S.A., a credit in the amount of R$ 31,744, and recorded also the right to lease 1,573 km ducts for 20 years, at R$ 4.50 each meter, originally recorded at R$ 1.00 and subsequently adjusted to market-value and transferred to AIX for R$ 21,710, accounted for as “Non-operating income”.

Also in 2001, Pegasus effected a term assignment of the right to rent the ducts to AIX, recording the credit of R$ 21,710, which would be restated by the variation of the Long-term interest rate (TJLP). Also in 2001, Pegasus effected a term assignment to AIX of the credit of R$ 31,744, which would also be restated by the variation of the TJLP. Of the total credits and rights assigned by Pegasus to AIX, in the amount of R$ 53,454, R$ 5,430 were capitalized. As described in Note 1(c), Pegasus capitalized these credits in December 2003, increasing its participation in the share capital of AIX.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The objective of this transfer operation was to pass-on the debts of Barramar held by Pegasus to AIX, leader of the consortium created to restructure Barramar’s debts.

Management fee—Telemar Participações

As disclosed in Note 3, in the Extraordinary Shareholders’ Meeting of November 30, 1999, TNL’s shareholders deliberated and approved an agreement to render managing and administrative services between Telemar and Telemar Participações, charging an administration fee, as permitted in the Concession Contracts. This agreement was in effect until December 31, 2003, and was remunerated based on a percentage of net revenues, being 0.5% in 2002 and 0.2% in 2003. In 2003 these expenses totaled R$25,444 (2002—R$57,708).

31. Commitments

(a) Anatel (unaudited)

The Company accomplished most targets established by Anatel. Accordingly, the Company announced, during the year ended December 31, 2001, the early attainment of universal service and expansion targets established for 2003 in 15 states, excluding Rio de Janeiro, which attained its targets in February 2002. The Company prepares, on a monthly basis, statements of quality indicators, which are audited by Anatel. In the event of possible defaults regarding those indicators, the Company will be assessed and the related provisions will be recorded in accordance with management’s risk assessment.

(b) Rentals

The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases was R$463.9 million, R$129.7 million and R$102.1 million for 2003, 2002 and 2001, respectively.

The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2002 and expiring in 2003 amount to R$362,950.

(c) Capital expenditures (unaudited)

At December 31, 2003, the Company had forecast approximately R$2,106.1 million of capital expenditures for the year 2004.

These capital expenditures are to be incurred on continuing expansion of the Company’s wireless and fixed-line network.

(d) Other commitments

Approximately 24% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). Management negotiates new collective labor agreements every year with the local unions.

The corporate restructuring that arose from the down-stream merger anticipates the annual issuance of shares by the Company to Telemar Participações equal to the tax benefit derived from the amortization of the

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

Goodwill (Note 1(e)). Minority shareholders of the Company will have a preemptive right to subscribe for shares issued in proportion to their percentage interest in the share capital the Company. In the event that a minority shareholder elects to exercise such right, it will be required to pay to Telemar Participações an amount equal to the value of the shares with respect to which the right is exercised.A substantial part of the property, plant and equipment assets of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

32. Insurance

During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.

Assets and responsibilities of material value and/or high risk are covered by insurance. The Company holds insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets:

Insurance type	Amount covered
Operating risks/profit interruption	560,000
Third-party liability—comprehensive	20,000
Third party liability—vehicles	3,000
Third party liability—third-parties	57,768
Insurance guarantee	28,441

33. Subsequent events

On February 18, 2004, the Administrative Council of the Company proposed to cancel a portion of their existing treasury stocks, with no share capital reduction, consisting of 2,312,168 thousand common shares and 4,624,337 thousand preferred shares, and simultaneously to change the number of shares representing a round lot from 1,000 shares to one share of the same type and class. This proposal was approved in the Extraordinary Shareholders Meeting dated May 24, 2004. An equal proposal was submitted and approved in the Extraordinary Shareholders Meeting of Telemar, realized on May 13, 2004, canceling 4,211,695 thousand preferred shares of their existing treasury stocks.

On March 4, 2004, the Board of Directors of the Company approved the issue of 1,432,770,831 common shares and 2,865,541,662 preferred shares in connection with the tax benefit originated from the goodwill amortization recorded in 2003. As a result, the capital of the Company increased by R$167.5 million. The subscription prices set based upon the average prices at Bovespa from February 19, 2004 to March 3, 2004.

In May 18, 2004, the Company accepted an offer from Brasil Telecom to dispose its investments in iG, representing 17.5% of outstanding shares, for the total amount of US$17,487 thousand, representing approximately R$54,176. This offer will result in a profit estimated at approximately R$6,000.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

On June 2, 2004, the Board of Directors of the Company authorized management to resume the Share Buyback Program for up to 10% of the combined free float of the Company’s preferred and common shares, according to CVM Instruction n° 10/80. The Company has a free float of 59,031 million common shares (including 1,844 million of treasury shares) and 255,687 million preferred shares. The program allows the Company to repurchase a maximum of 4,059 million common and 25,569 million preferred shares, corresponding to 10% of the Company’s total free float, and excluding the shares held in treasury. The buyback will be funded from retained earnings, which had a balance of R$ 4,234.7 million as of March 31, 2004.

In addition, the Board of Directors of Telemar approved on the same date a similar repurchase program. The shares involved in the buyback program amount to a maximum of 295.9 million common shares, and a maximum of 3,946.3 million preferred shares class “A” (TMAR 5) and 143.3 million preferred shares class “B” (TMAR 6). The buyback will be funded from retained earnings, which had a balance of R$1,260.5 million as of March 31, 2004. Both buyback programs are authorized for a period of up to one year, effective June 3, 2004.

34. Summary of the differences between Brazilian GAAP and US GAAP

The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP as described below:

(a) Inflation accounting methods and index

In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and constant currency methods relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued as of January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.

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

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from Brazilian GAAP to US GAAP, an adjustment for inflation accounting has been included in relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by Brazilian GAAP but still required by APS 3 under US GAAP.

Shareholders’ equity under US GAAP was increased by R$57,065 and R$289,052, respectively, at December 31, 2003 and 2002 due to the additional inflation restatement adjustments, net of depreciation.

(ii) Inflation index

The indexation of the financial statements through 1995, except for the year 1990, under Brazilian GAAP was based on an official government index, the Unidade Fiscal de Referência (“UFIR”) and for the year ended December 31, 1990 on a consumer price index the Índice de Preços ao Consumidor (“IPC”). For US GAAP purposes, a general price index, the Índice Geral de Preços—Mercado, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.

(b) Corporate Reorganization

(i) Date of acquisition

Under Brazilian GAAP, the date of accounting for a corporate reorganization can be defined as a date several months prior to the approval of the operation by the shareholders. The corporate reorganization described in Note 1(d) was recorded based on accounting balances as of March 31, 2001 despite the approval of the operation by the shareholders occurred on August 2, 2001.

Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case, shareholder and regulatory approval was required and was only received on August 2, 2001 which is thus the acquisition date. Likewise, the date of the sale of the participation in subsidiaries to third parties is the date of shareholders’ approval.

(ii) Basis of accounting

Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book-value of the Company’s investments in subsidiaries of R$50,669 which was recorded as a capital gain in “non-operating income”.

Under US GAAP, the consideration given, in the form of shares in listed subsidiaries, the purchase of minority interests was recorded based on the fair-value (quoted market-value) of those shares. The difference between the book-value and quoted value of the shares given is recorded as a profit or loss in the income

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers.” The fair-value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization.

The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS No. 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third-parties is recorded at fair-value and the gain or loss on the sale is recorded in income.

(iii) Determination of differences between Brazilian GAAP and US GAAP

	Shareholders’ equity		Net income
	2003	2002	2003	2002
Fair value adjustment on property, plant and equipment acquired	(44,167)	(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments	15,089	8,541	6,548	6,701

	(29,078)	(35,626)	6,548	6,701

(c) Pension and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis as the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under SISTEL for those employees who have retired before January 30, 2000. Under Brazilian GAAP, amounts due to a single-sponsored defined benefit plan are also treated on an accrual basis as the obligations fall due. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. In March 2001, the final period for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS—A plan, is to be disclosed under Brazilian GAAP accounting principles. If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

The funded status of the plan at December 31, 2003 and 2002, in accordance with US GAAP, is presented in Note 39(c). To calculate the funded status in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures under US GAAP are also provided in Note 39(c). Brazilian GAAP and US GAAP does not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(d) Funds for capitalization

Under Brazilian GAAP, expansion plan contributions received are included in the balance sheet after total shareholders’ equity until a general shareholders meeting approves the capital increase and delivers the shares to subscribers that paid for their telephone lines. Until December 31, 1995, expansion plan contributions were indexed from the month in which they were received to the end of the subsequent fiscal year-end and transferred to shareholders’ equity when shares were issued to the subscriber, at a value per share equal to the equity value per share shown on the latest fiscal year-end balance sheet. As from January 1, 1996, indexation was no longer applied and for contracts signed as from that date the subsidiaries have the option of using a value per share equal to the market-value, provided that it is higher than the equity value. The difference between the value per share at the moment of payment and the value per share at the moment of capitalization has been booked as share premium under capital reserves.

In addition to the expansion plan, which they promoted directly, the subsidiaries also sponsored agreements between companies or individuals in a particular community and independent contractors who developed the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The Company or individuals paid the contractor, and upon completion of the project, the Company incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which were then treated in the same manner as the expansion plan contributions received from prospective telephone subscribers (as described above).

Under US GAAP, a portion of the expansion plan contributions is allocated to shareholders’ equity (if the Company issues shares—up to 1996) or minority interests (if the subsidiaries issues shares—as from 1997) based on the market-value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred income and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

(e) Different criteria for capitalizing interest and depreciating capitalized interest

As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and the part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, following a regulation issued by the CVM (Deliberação CVM No. 193), management changed its interest capitalization policy. Similar to US GAAP, under the new policy interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest: includes (i) monetary gains and losses associated with loans and financing in foreign currency and (ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.

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

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(f) Derivatives

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreement, the Company pays or receives at maturity the amounts of the difference between the variation corresponding to an average 100.7% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing the foreign currency indebtedness. Gains on “options” and “forward” contracts are recorded under interest income (expense) when the contracts expire while losses are recorded currently against income.

Under US GAAP, derivatives were accounted for in the same manner as under Brazilian GAAP through December 31, 2000. However, as from January 1, 2001 all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The impact of the initial application of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001 resulted in recognition of a gain in the amount of R$8,920, presented in the statement of operations under accumulative effect of change in accounting policy. The Company does not account for any activities as hedging activities.

(g) Deferred charges on pre-operational phase

Under Brazilian GAAP, expenses incurred during the pre-operational phase of a subsidiary are deferred until the entity is fully operational, at which time the expenses are amortized to income over the expected future benefit of the new subsidiary (Note 18).

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

Under Brazilian GAAP, fixed-line public telephone prepaid card revenues are recognized when the cards are sold while the costs are recognized when the cards are used.

In December 1999, SEC issued the Staff Accounting Bulletin No. 101 (SAB 101) which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship, approximately five years. Because an equal amount of revenue and expense was deferred, there was no impact on net income for the change in accounting principle. The adoption of the new rule resulted in a net reduction in revenues and costs during 2003, 2002 and 2001 of R$79,214, R$141,302 and R$359,475, respectively.

Under US GAAP, fixed-line public telephone prepaid card revenues are deferred and recognized as income, based on customer usage.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(i) Capital leases

Under Brazilian GAAP, through December 31, 2002, there is no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts are recorded as operational leases, with charges made to income on a monthly basis during the contractual period.

Under US GAAP, material lease contracts which meet one of the following four criteria according to SFAS No. 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair-value of the leased asset over any related investment tax credit.

(j) Stock option plan

Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price.

Under US GAAP in accordance with APB 25, “Accounting for Stock Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the market-price of the shares purchased over the option price. The market-value discount at which employees can buy shares identifies a stock option plan as a compensatory plan. Terms of the stock option plan determine the amount of shares to be granted but do not determine a fixed price. According to the stock option plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. Also, the exercise price is adjusted for IGP-M plus 6% p. a. from the grant date until the exercise date. Since the ultimate option price is not known until the exercise date, the stock option plan is considered a variable plan. In variable plans, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented using the fair-value method. The fair-value is determined using an option-pricing model (Black-Scholes or binomial option models) which takes into account the share price at the grant date, the exercise price, the option’s expected life, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the option’s expected life. However, based on the terms of the Company’s stock option plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures under US GAAP are provided in Note 39(d). As of 2003 the Company recorded under Brazilian GAAP a provision for Stock Option compensation expense that was calculated according to US GAAP. Therefore there will be no longer an adjustment for Stock Option compensation expense in the US GAAP reconciliations. The amount stated in this year’s income reconciliation refers to the reversal of the amounts provisioned in previous years.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(k) Earnings per share

Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally, this is the minimum of Company’s shares to be traded on the Brazilian stock exchanges.

Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128 “Earnings per share.” This statement provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common share according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividend (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 26). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is computed by deducting the preferred dividend and common share dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

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

The weighted-average number of common and preferred shares used in computing basic earnings per share for (i) 2003 was 125,283,880 thousand and 254,255,621 thousand, respectively, (ii) 2002 was 123,170,734 thousand and 250,029,329 thousand, respectively, and (iii) 2001 was 120,154,738 thousand and 248,880,409 thousand, respectively.

The Company received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed-line services. These amounts are reflected as “Funds for capitalization” in the balance sheets. Once the installation was essentially complete and the contributions have been received, the funds were converted into equity (see Note 26). These activities are dilutive in nature to the shareholders of the Company, whether the shares to be issued are those of the Company’s subsidiaries (which will impact the minority interest recognized) or of the Company itself. The expectation was that the shares were to be issued by the Company’s subsidiaries rather than by the Company based on the manner in which such shares were being issued. The shares are treated as outstanding and included in the basic earnings per share calculation when such funds were converted to equity and the shares were issued. The shares were treated as outstanding for diluted earnings per share purposes when expansion plan contributions were received or when Community Expansion Plan agreements were approved (see Note 26). Pursuant to SFAS No. 128, no

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

potential issue of these shares were included in the computation of diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 as such effect would have had an anti-dilutive effect on earnings per share.

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on own-capital, of R$2.10 per thousand preferred shares in 2003, R$1.33 per thousand preferred shares in 2002 and R$0.81 per thousand preferred shares in 2001.

(l) Income tax and social contribution

Under Brazilian GAAP, the Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies under Brazilian GAAP for providing for deferred taxes are substantially in accordance with SFAS No. 109, “Accounting for Income Taxes”. The tax credits relating to loss carryforwards are recognized to the extent future realization is considered certain, pursuant to CVM Instruction No. 371 issued on June 27, 2002, based on estimates of future taxable income over a ten-year period, at present value. At December 31, 2003 the Company has not recognized tax credits in the amount of R$323,266 (December 31, 2002—R$185,273) relating to tax loss carryforwards and temporary differences of subsidiaries that do not demonstrate future realization.

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

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. However, the provisional measure is still used for determining the amount of current tax payable. During 1999, legislation was introduced in order to permit the compensation of social contribution obligations with amounts payable as a result of an additional 1% increase of the COFINS rate (from 2% to 3%) in that year. Although a provisional measure introduced by December 31, 1999 prevented such compensation, management provided for its deferred tax asset of R$89,491 related to negative basis of social contribution at that time as they estimated that under the existing legislation the additional amounts payable of COFINS would completely compensated future amounts of social contribution payable and that it was no longer “more likely than not” that the deferred tax asset could be realized based on legislation at that time. By 2001, the right to offset social contribution with the additional amounts of COFINS payable was no longer permitted by law and the valuation allowance against the deferred tax asset for the negative basis of social contribution was reversed.

(m) Provision for dividends and interest on own-capital

Under Brazilian GAAP, at each balance sheet date the board of directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

calculated based on a government interest rate. Such interest is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverse out the same amount before the net financial income (expense).

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

Under US GAAP, the equity method is permitted if the Company holds 20% or more of the voting shares of an investee and the ability to exercise significant influence over the investee’s operational and financial decisions. As of January 2003, the Company acquired the remaining share participation of Pegasus (see Note 1(b)).

(o) Segment reporting

Under Brazilian GAAP, no separate segment reporting is required.

Under US GAAP, SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers (see Note 39(b)).

In 2003, the Company has already disclosed separate segment reporting under Brazilian GAAP.

(p) Disclosure requirements

Under US GAAP, disclosure requirements differ from those required by Brazilian GAAP. However, in these Brazilian GAAP financial statements, the level of disclosure has been expanded to comply with US GAAP.

(q) Permanent assets

Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and tax law through 1995.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

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

(s) Statement of cash flows

Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information based on NPC 20 (see Note 1 (f)).

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others (see Note 39(a)).

(t) Classification of income statement line items

Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2003, 2002 and 2001. Accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (see Note 37). The reclassifications are summarized as follows:

•	Interest in subsidiaries, whereby credits made directly to equity—which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated income statement of operations in accordance with US GAAP.

•	Interest income and interest expense—such items, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

•	Employees’ profit sharing—these expenses have been classified in the consolidated statement of operations in accordance with Brazilian GAAP after non-operating expenses. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 35, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

•	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. Such amounts have been reclassified to operating income (expense) in the condensed consolidated statement of operations in accordance with US GAAP.

(u) Business Combinations

Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book-values. The goodwill or negative goodwill on the acquisition of a company is recorded by computing the difference between the cost of acquisition and its underlying book-value. The goodwill amortization is recognized to income over a period not to exceed 10 years and for negative goodwill over a period consistent with the period over which the expectation to incur losses.

Under US GAAP the Company adopted the procedures determined by SFAS No. 141—Business Combinations (“SFAS 141”) to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset or to be classified in the balance sheet as property, plant and equipment.

Goodwill represents the excess of the acquisition cost of businesses over the fair-value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable asset is recorded as goodwill. Effective January 1, 2002, the Company adopted SFAS No. 142—Goodwill and Other Intangible Assets (“SFAS 142”). This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.

The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually unless indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

As of January 1, 2002, for USGAAP reconciliation purpose TNL ceased amortization of goodwill recorded in conjunction with past business combinations. TNL also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002.

TNL’s intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,
	2003		2002
	Carrying amount	Accumulated amortization	Carrying amount	Accumulated amortization
Intangible assets subject to amortization:
License—Oi (i)	1,232,045	(127,449)	1,165,949	(43,740)
Synergies—Acquisition of Pegasus (ii)	114,250	(22,850)	114,250
Intangible assets not subject to amortization:
Non-allocated goodwill—Acquisition of Pegasus (ii)	138,870		138,870

Total Intangible Assets	1,485,165	(150,299)	1,419,069	(43,740)

(i)	Refers to the amount paid by Oi to operate personal mobile service and to use radio frequencies (see Note 17). The Company began amortizing the license as of July 2002, upon the commenced o operations, on a straight-line basis, through the license’s expiration date in March 2016.
(ii)	Refers to the amount of goodwill paid by Telemar to third parties in the acquisition of Pegasus (Note 1 (b)) allocated as synergies, justified by the gains of the combined operations of Telemar and Pegasus, and to the non-allocated goodwill. For Brazilian GAAP and US GAAP the Company began amortizing the synergies as of January 2003 on a straight-line basis over the expected return, which is five years. For US GAAP reconciliation purposes the accumulated amortization amount is presented as “Amortization of Pegasus’ goodwill”.

The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of Pegasus’ acquisition, adjusted in 2003 as mentioned in Note 1 (b):

Current assets	51,192
Long-term assets	67,380
Property, plant, and equipment (iii)	484,545
Intangible assets—Synergies	114,250
Indefeasible rights of use	532,162
Non-allocated goodwill	138,870

Total assets acquired	1,388,399

Current liabilities (*)	477,223
Long-term debt (*)	587,662

Total liabilities assumed	1,064,885

Total purchase price	323,514

(*)	Including indefeasible rights of use.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(iii)	Includes the amount of goodwill paid by Telemar to third parties in the acquisition of Pegasus (Note 1(b)) allocated as property, plant and equipment, in the amount of R$ 152,084. During 2003, the Company recorded a depreciation expense of R$10,674. For US GAAP reconciliation purposes this amount is presented as “Amortization of Pegasus’ goodwill”.

The Company has performed the impairment test for the non-allocated goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. The carrying value did not exceed the fair value so it was not necessary to record impairment and perform the step two.

Participation increase in AIX

On December 16, 2003, as mentioned in Note 1 (c), upon the disposition of Alcatel’s participation in AIX and the capitalization of its shareholders’ credits, Pegasus increased its participation in AIX from 18.1% to 50%. Alcatel disposed of its participation in AIX for R$1, and based on the independent valuation by third parties, Pegasus recorded a negative goodwill of R$ 53,952.

On December 31, 2003, Pegasus disposed of the totality of its participation in AIX at its Brazilian GAAP book-value to Telemar. For US GAAP, the negative goodwill of R$ 53,952 was allocated decreasing its long-term accounts receivable based on the fact that the operation mentioned above was carried-out using the credits held against Barramar, which are the main long-term asset of AIX (see Note 1(c)).

(v) New US GAAP accounting pronouncements

(i) Accounting for costs associated with exit or disposal activities

In June 2002 the FASB issued SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“EITF 94-3”). SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

(ii) Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

In November 2002, the FASB issued Interpretation No.45 (“FIN 45”), an interpretation of SFAS No. 5, 57, and 107 and rescission of FIN No. 34. This interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued are modified after December 31, 2002. The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(iii) Accounting for stock-based compensation, transition and disclosure

In December 2002, the FASB issued SFAS No. 148—Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal year ending after December 15, 2002. The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

(iv) Amendment of statement 133 on derivative instruments and hedging activities

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133—Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments.

This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement should be applied prospectively.

The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

(v) Accounting for certain financial instruments with characteristics of both liabilities and equity

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for an issuer to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6—Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

(vi) Consolidation of variable interest entities

In December 2003, the FASB issued Interpretation 46R—Consolidation of Variable Interest Entities, revised December 2003 (“FIN 46R”). The primary objectives of FIN 46R are to provide guidance on the

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

(vii) Revenue recognition

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104—Revenue Recognition (“SAB 104”), which supersedes Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements (“SAB 101”). SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21—Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) in March 2003. This guidance addresses the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June15, 2003. The adoption of EITF 00-21 and SAB 104 did not have an impact on the Company’s financial position or results of operations.

(viii) Employers disclosures about pensions and other postretirement benefits—an amendment of SFAS No. 87, 88 and 106

In December 2003, the FASB issued SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132R”). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87—Employers’ Accounting for Pensions (“SFAS 87”), SFAS No. 88—Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS No. 88”) and SFAS No. 106—Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”). This Statement retains the disclosure requirements contained in SFAS No. 132—Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS 132”), which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company revised its disclosures, which are included in Note 39 (c), as required by the standard.

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

35. Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP

For the years ended December 31	Note 34	2003	2002	2001
Net income (loss) under Brazilian GAAP		212,713	(415,598)	140,378

Depreciation of additional inflation restatement 1996 and 1997	(a)(i)	(231,987)	(237,449)	(266,853)
Corporate reorganization:	(b)(iii)
Reduction of gain				(17,402)
Minorities interest credit due to difference in acquisition date				(26,765)
Reduction in depreciation due to fair-value adjustments		6,548	6,701	1,840
Change in prepaid pension cost	(c)	63,608	38,699	21,894
Amortization of deferred credit expansion plan contributions	(d)		46,058	124,458
Capitalization of interest on construction-in-progress	(e)		(170,338)	(27,644)
Depreciation of capitalized interest	(e)	(11,456)	(33,294)	(82,355)
Derivatives:	(f)
Impact of initial application of SFAS No. 133				8,920
Fair value adjustment		1,475,254	(1,401,327)	195,893
Write-off of deferred charges	(g)	18,973	(207,137)	(479,222)
Reversal of the amortization of deferred charges	(g)	58,562	50,113
Deferred revenues on prepaid calling cards	(h)	(612)	(1,651)	(16,043)
Valuation allowance for social contribution	(l)			89,491
Reversal of Pegasus’ goodwill amortization (See Note 5)		75,062
Amortization of Pegasus’ goodwill	(u)	(33,524)
Pegasus (equity method adjustment)	(n)(u)		55,719	7,099
Other	(i)(j)	13,469	(1,756)	(4,683)
Deferred tax on adjustments		(487,437)	645,942	186,145
Minority interest on adjustments		(182,445)	232,781	54,794

Net income (loss) under US GAAP		976,728	(1,392,537)	(90,055)

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

36. Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 34	2003	2002
Shareholders’ equity under Brazilian GAAP		8,544,633	9,120,138

Additional inflation restatement in 1996 and 1997:	(a)(i)
Property, plant and equipment cost		1,564,826	1,564,826
Depreciation of inflationary effects		(1,507,761)	(1,275,774)
Corporate reorganization:	(b)(iii)
Fair value adjustment on property, plant and equipment		(44,167)	(44,167)
Reduction in depreciation due to fair value adjustments		15,089	8,541
Prepaid pension cost	(c)	256,175	192,567
Funds for capitalization:
Deferred credit on expansions plan contributions	(d)		(622,603)
Amortization of deferred credit on expansions plan contributions			622,603
Capitalizing and depreciating capitalized interest:
Capitalization of interest on construction-in-progress	(e)	(370,491)	(370,491)
Depreciation of difference on capitalized interest adjustment		283,577	295,033
Fair-value adjustment on derivative instruments	(f)	278,740	(1,196,514)
Write-off of deferred charges	(g)	(667,386)	(686,359)
Reversal of the amortization of deferred charges		108,675	50,113
Deferred revenue on prepaid calling cards	(h)	(18,306)	(17,694)
Reversal of provision for dividends not yet approved	(m)	341,868	499,979
Reversal of Pegasus’ goodwill amortization (see Note 5)		75,062
Amortization of Pegasus’ goodwill	(u)	(33,524)
Pegasus (equity method adjustment)	(n)(u)		69,704
Other	(i)(j)	6,249	(7,220)
Deferred tax on adjustments		18,102	503,286
Minority interest on adjustments		(59,143)	79,697

Consolidated shareholders’ equity under US GAAP		8,792,218	8,785,665

US GAAP supplementary information:

Property, plant and equipment	43,742,876	41,700,707
Accumulated depreciation	(28,711,091)	(24,528,128)

Net property, plant and equipment	15,031,785	17,172,579

Intangible assets	2,021,791	1,347,837
Accumulated amortization	(260,292)	(43,740)

Net intangible assets	1,761,499	1,304,097

Net property, plant, equipment and intangible assets	16,793,284	18,476,676

Total assets	29,033,470	27,785,362

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

37. Condensed statements of operations prepared in accordance with US GAAP

Years ended December 31	2003	2002	2001
Gross operating revenue	19,347,109	15,948,403	13,284,031
Deductions (primarily indirect taxes such as ICMS, PIS and COFINS)	(5,424,131)	(4,217,403)	(3,556,483)

Net operating revenue	13,922,978	11,731,000	9,727,548
Cost of services	(8,818,360)	(8,179,013)	(6,804,267)

Gross profit	5,104,618	3,551,987	2,923,281

Operating (expenses):
Selling	(1,717,889)	(1,307,354)	(1,427,468)
General and administrative	(825,987)	(975,903)	(1,037,110)
Other operating (expense) income, net	(184,514)	(276,207)	(293,429)

Operating income	2,376,228	992,523	165,274

Financial income (expense), net	(628,194)	(3,532,767)	(508,704)
Other non-operating (expense) income, net	(68,560)	25,231	(47,085)

Income (loss) before taxes and minority interests	1,679,474	(2,515,013)	(390,515)
Income tax and social contribution benefit (expense)	(374,817)	1,021,551	296,374

Income (loss) before minority interests	1,304,657	(1,493,462)	(94,141)
Impact of initial application of SFAS No. 133 on January 1, 2001 (R$8,920 less deferred tax of R$2,944)			5,976
Minority interests	(327,929)	100,925	(1,890)

Net income (loss) and comprehensive income (loss)	976,728	(1,392,537)	(90,055)

Net income (loss) applicable to each class of shares
Preferred	654,315	(932,945)	(60,734)
Common	322,413	(459,592)	(29,321)

Net income (loss)	976,728	(1,392,537)	(90,055)

Net income (loss) per thousand shares:
Common shares—Basic (in Reais)	2.57	(3.73)	(0.24)
Weighted average (thousand) common shares outstanding.	125,283,880	123,170,734	120,154,738

Common shares—Diluted (in Reais)	2.57	(3.73)	(0.24)
Weighted average (thousand) common shares outstanding	125,283,880	123,170,734	120,154,738

Preferred shares—Basic (in Reais)	2.57	(3.73)	(0.24)
Weighted average (thousand) preferred shares outstanding	254,255,621	250,029,329	248,880,409

Preferred shares—Diluted (in Reais)	2.56	(3.70)	(0.24)
Weighted average (thousand) preferred shares outstanding	255,934,666	252,305,316	249,815,220

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

38. Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

	Share capital and additional paid-in capital	Statutory reserve	Unrealized income reserve	Treasury shares reserve	Investment reserve	Retained earnings	Total
Balances at December 31, 2000	5,121,988	19,798	2,616,444	(90,934)		3,309,873	10,977,169

Acquisition of treasury shares				(169,492)			(169,492)
Employee stock options issued	798						798
Capitalization of retained earnings	167,605					(167,605)

Funds for capitalization transferred to minority interest						33,168	33,168
Transfer to reserves		7,019				(7,019)
Dividends and interest on own-capital						(248,496)	(248,496)
Loss for the year						(90,055)	(90,055)

Balances at December 31, 2001	5,290,391	26,817	2,616,444	(260,426)		2,829,866	10,503,092

Dividends prescribed						12,442	12,442

Capitalization of retained earnings	167,605					(167,605)
Funds for capitalization transferred to minority interest						(37,332)	(37,332)
Loss for the year						(1,392,537)	(1,392,537)
Realization of unrealized income			(2,072,492)			2,072,492
Dividends and interest on own-capital						(300,000)	(300,000)

Balances at December 31, 2002	5,457,996	26,817	543,952	(260,426)		3,017,326	8,785,665

Transfer to investment reserve					3,017,326	(3,017,326)

Dividends prescribed						11,781	11,781
Capitalization of retained earnings	167,605					(167,605)

Funds for capitalization transferred to minority interest						(23,845)	(23,845)
Net income for the year						976,728	976,728
Constitution of legal reserve		33,666				(33,666)
Realization of unrealized income			(543,952)			543,952
Dividends and interest on own-capital						(499,979)	(499,979)
Interest on own-capital declared						(458,132)	(458,132)
Transfer to investment reserve					349,234	(349,234)

Balances at December 31, 2003	5,625,601	60,483		(260,426)	3,366,560		8,792,218

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

39. Additional disclosures required by US GAAP

(a) Consolidated statements of cash flows based on Brazilian GAAP balances for the years ended December 31:

	2003	2002	2001
Operating activities:
Net income—Brazilian GAAP basis	212,713	(415,598)	140,378
Adjustments to reconcile net income to cash provided by Operating activities:
Minority interests	145,484	131,856	56,685
Depreciation and amortization	3,757,126	3,863,108	2,926,420
Loss on permanent asset disposals	26,682	29,648	29,896
Provision for doubtful accounts	597,598	616,038	925,611
Contingencies and other provisions	342,587	284,807	733,371
Deferred tax asset, net	117,536	(427,796)	(924,745)
(Increase) in accounts receivable	(1,488,650)	(1,175,906)	(568,976)
Decrease in credits receivable	11,455
(Increase) decrease in other current assets	(109,033)	(166,167)	37,968
(Increase) in other non-current assets	(105,869)	(176,315)	(164,516)
Increase (decrease) in payroll and related accruals	132	75,430	(3,811)
Increase (decrease) in accounts payable and accrued expenses	267,711	(710,626)	1,444,775
Increase (decrease) in other current liabilities	48,581	(336,652)	(38,124)
Increase in accrued interest	1,973,099	1,953,510	948,196
Increase (decrease) in deferred and payable taxes	(61,763)	238,306	65,828
Increase (decrease) in other non-current liabilities	15,612	(21,727)	(65,259)

Cash provided by operating activities	5,751,001	3,761,916	5,543,697

Investing activities:
Additions to investments, net	(43,609)	(227,138)	(143,474)
Additions to property, plant and equipment	(1,682,192)	(2,013,382)	(10,042,038)
Deferred charges		(221,024)	(479,222)
Purchase of treasury shares			(169,492)

Cash used in investing activities	(1,725,801)	(2,461,544)	(10,834,226)

Financing activities:
Proceeds from long-term loans	2,539,836	2,296,595	3,554,634
Proceeds from related party long-term loans—BNDES			1,489,572
Repayments of long-term loans	(3,094,070)	(2,932,071)	(1,525,299)
Proceeds from debentures	(92,800)		1,300,000
Dividends and interest on own-capital, paid	(565,356)	(386,636)	(386,505)

Cash provided (used) by financing activities	(1,212,390)	(1,022,112)	4,432,402

Increase in cash and cash equivalents	2,812,810	278,260	(858,127)
Cash and cash equivalents at beginning of year	1,512,703	1,234,443	2,092,570

Cash and cash equivalents at end of year	4,325,513	1,512,703	1,234,443

Supplemental cash flow information:
Income and social contribution tax paid	97,808	75,647	111,045
Interest paid	1,037,693	1,021,362	538,435
Cash paid against provisions for contingencies	349,209	350,023	105,530
Non cash transactions:
Tax incentive investment credits received			4,318
Conversion of expansion plan contributions into share capital			1,125
Net Goodwill on downstream merger	(167,605)	(167,605)	(167,605)
Net negative goodwill on share capital increase in subsidiary			175,424

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(b) Financial highlights by business segment in accordance with US GAAP:

The following segment information has been prepared in accordance with SFAS No. 131 “Disclosure about Segments of an Enterprise and Related information.” Since January 2002, the Company has been operating under the following segments, which are described as follows:

•	Fixed-line: This segment refers to the services rendered by Telemar using the fixed-line network.

•	Mobile: This segment refers to the services rendered by Oi, authorized to start operations in June 2002.

•	Contact center: This segment is managed separately and refers to the services rendered by TNL Contax.

Although not required to present segment information up to 2002 under SFAS No.131, the Company is presenting information relating to 2001 and 2002 balance sheet and income statement by segment, prepared on the same basis as that of 2003, for comparison purposes

Since each segment is a different entity, the balances and results are segmented.

	2003
	Fixed-line	Mobile	Contact- center	Other segments and holding	Intercompany eliminations	Consolidated
Gross operating revenues	17,919,094	1,672,070	447,951	425,742	(1,117,748)	19,347,109
Taxes on revenues and discounts	(5,073,372)	(327,894)	(37,254)	(45,533)	59,922	(5,424,131)

Net operating revenues	12,845,722	1,344,176	410,697	380,209	(1,057,826)	13,922,978
Cost of sales	(7,632,865)	(1,411,291)	(334,723)	(176,390)	738,959	(8,816,310)
Selling expenses	(1,829,809)	(387,310)	(4,247)	(128,171)	631,649	(1,717,888)
Administrative expenses	(667,553)	(103,756)	(22,237)	(39,711)	7,271	(825,986)
Financial result, net	(1,234,259)	(231,637)	2,631	833,017		(630,248)
Other operating results, net	(459,956)	328,301	(4,943)	100,119	(148,035)	(184,514)
Other non-operating results, net	(79,258)	101,057	266	463,557	(554,181)	(68,559)
Income tax and social contribution	(178,547)	(44,511)	46,676	(198,434)		(374,816)
Minority interest	5,983	(90,396)	(95)	(97,937)	(145,484)	(327,929)

Net income (loss)	769,458	(495,367)	94,025	1,136,259	(527,647)	976,728

Accounts receivable, net	3,232,195	367,946	26,721	70,891	(164,274)	3,533,479
Property, plant and equipment, net	12,363,300	2,178,305	105,492	384,667		15,031,785
Loans and financing	8,731,183	18,288		5,093,134	(2,905,682)	10,936,923

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

	2002
	Fixed-line	Mobile	Contact- center	Other segments and holding	Intercompany eliminations	Consolidated
Gross operating revenues	15,482,351	529,303	228,161	159,057	(450,470)	15,948,402
Taxes on revenues and discounts	(4,112,816)	(103,100)	(16,501)	(10,905)	25,920	(4,217,402)

Net operating revenues	11,369,535	426,203	211,660	148,152	(424,550)	11,731,000
Cost of sales	(7,399,399)	(643,714)	(181,161)	(206,002)	169,644	(8,260,632)
Selling expenses	(1,555,480)	(180,374)	(3,898)	(4,159)	325,185	(1,418,726)
Administrative expenses	(758,628)	(51,630)	(17,349)	(69,886)	69,131	(828,362)
Financial result, net	(1,574,287)	(1,260,828)	(6,923)	(753,773)		(3,595,811)
Other operating results, net	212,024	(178,058)	616	(380,407)	174,896	(170,929)
Other non-operating results, net	22,566	(62)	17	48,962	(43,035)	28,448
Income tax and social contribution	178,049	472,229	(1,063)	372,335		1,021,550
Minority interest	39,187	130,448	(189)	63,335	(131,856)	100,925

Net income (loss)	533,567	(1,285,686)	1,710	(781,343)	139,415	(1,392,537)

Accounts receivable, net	2,525,982	291,195	25,825	119,846	(323,513)	2,639,335
Property, plant and equipment, net	14,719,764	1,833,530	79,015	540,270		17,172,579
Loans and financing	4,562,828	2,632,300		4,231,941	(1,973,728)	9,453,341

	2001
	Fixed-line	Mobile	Contact- center	Other segments and holding	Intercompany eliminations	Consolidated
Gross operating revenues	13,305,194		158,773	104,722	(284,658)	13,284,031
Taxes on revenues and discounts	(3,553,783)		(12,968)	(26,721)	36,989	(3,556,483)

Net operating revenues	9,751,411		145,805	78,001	(247,669)	9,727,548
Cost of sales	(6,626,666)		(115,167)	(165,717)	103,283	(6,804,267)
Selling expenses	(1,582,503)		(1,272)	(6,345)	162,652	(1,427,468)
Administrative expenses	(973,731)		(11,883)	(60,496)	9,000	(1,037,110)
Financial result, net	(244,074)		(3,232)	(19,200)	(242,198)	(508,704)
Other operating results, net	(284,048)		(1,581)	(15,000)	13,176	(287,453)
Other non-operating results, net	(21,983)		(4)	20,222	(45,320)	(47,085)
Income tax and social contribution	29,540		(4,148)	137,430	133,552	296,374
Minority interest	16,690		(2,343)	77,648	(93,885)	(1,890)

Net income (loss)	64,636		6,175	46,543	(207,409)	(90,055)

Accounts receivable, net	2,140,464		37,515	44,865	(77,000)	2,145,844
Property, plant and equipment, net	16,300,476	1,012,508	29,760	273,351		17,616,095
Loans and financing	6,254,095	1,388,485	10,352	3,004,448	(3,037,498)	7,619,882

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(c) Pension and post-retirement benefits in accordance with US GAAP

The Company, together with other companies in the former Telebrás group, sponsors a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. In addition, the Company sponsors two single-employer benefit pension plans (PBS-Telemar and TelemarPrev) which are also operated and administered by Sistel.

TelemarPrev, was created to replace the defined benefit plan PBS-Telemar by migrating active employees to the new plan. The migration process created a curtailment and settlement impact on the post-retirement health care plan under FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” as employees transferring to the defined contribution plan automatically lost their rights to participate in the post-retirement health care plan in the future. At December 31, 2002, 96% of the Company’s active employees had transferred to the new plan. The assets and liabilities relating to the remaining 4% active employees who did not migrate to TelemarPrev continues to be reported in accordance with SFAS 87 and 132 together with the assets and liabilities of the retirees which were already receiving benefits from PBS-Telemar.

For purposes of Brazilian GAAP, TelemarPrev is considered to be a defined contribution plan. However, it also provides risk benefits (death and disability) which were considered as defined benefits for purposes of reporting under US GAAP. In addition, upon migration from PBS-Telemar, active employees were assigned a credit equivalent to their rights accumulated through the date of migration (called “frozen accumulated benefits”). This amount will be paid individually as monthly benefits as from retirement and will be adjusted based on the lowest of inflation or the average return of plan assets. Therefore, the risks of the sponsor are substantially eliminated and, accordingly, the related assets and liabilities were not presented for US GAAP purposes through December 31, 2002.

Effective in January 2003, plan assets were combined and it is no longer possible to objectively link the assets directly related to specific benefit liabilities. As a result, although the frozen accumulated benefits continue not to represent a risk to the Company, the related assets and liabilities at January 1, 2003 (R$838,723 and R$808,782, respectively) are being presented combined to the assets and liabilities of the risk benefits and PBS-Telemar in the presentation of the Pension Plan disclosure as from 2003.

The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2003	2002
Projected benefit obligation at beginning of year	275,607	276,697
Defined benefit obligations of TelemarPrev (frozen accumulated benefits)	808,782
Service cost	9,928	14,457
Interest cost	120,245	30,170
Benefits paid	(64,906)	(74,131)
Actuarial (gain) loss	221,454	(28,596)
Transfers from PB-CT		57,010

Projected benefit obligation at end of the year	1,371,110	275,607

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The following table sets forth the change in the fair value of the assets:

	2003	2002
Fair value of plan assets at beginning of year	619,798	553,491
Defined benefits assets of TelemarPrev (frozen accumulated benefits)	838,723
Actual return on plan assets	207,679	82,678
Employee contributions	377	501
Employer contributions	107	249
Assets transferred from other plans and PB-CT		57,010
Benefits paid	(64,906)	(74,131)

Fair value of plan assets at end of year	1,601,778	619,798

Prepaid pension cost recognized is compute as follows for the defined benefit pension plans and parts at December 31:

	2003	2002	2001
Funded status of plan	230,668	344,192	276,795
Unrecognized net actuarial gain	56,737	(169,339)	(143,194)
Prior service cost	2,985
Unrecognized transition obligation	(34,215)	17,714	20,267

Prepaid pension cost	256,175	192,567	153,868

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2003	2002
Net service cost	9,928	14,457
Interest cost	120,246	30,170
Return on plan assets	(207,927)	(78,728)
Amortization of unrecognized net actuarial gain	(3,425)	(6,165)
Prior service cost	572
Amortization of initial transition obligation	(1,649)	2,553
Participants’ contributions	(471)	(738)

Net periodic benefit cost	(82,726)	(38,451)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2003	2002	2001
Discount rate for determining projected benefit obligations	13.4%	11.3%	11.3%
Expected long-term rate of return on plan assets	14.0%	14.5%	14.5%
Annual salary increases	7.0%	5.0%	5.0%
Rate of compensation increase	7.0%	5.0%	5.0%
Inflation rate assumption used in the above	7.0%	5.0%	5.0%

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees which had retired prior to the split-up of the Sistel plan. The Company made no contributions to this plan during the years 2003, 2002 and 2001.

(d) Stock options

In July 2000, the Company established a Stock Option Plan whereby preferred shares are reserved for a selected group of executives. The options are exercisable at varying dates and on a cumulative basis up to five years. Options become fully exercisable after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five-year vesting period. In the event of a forfeiture prior to the five-year vesting period, the executive may receive, at the Company’s discretion, a number of shares equivalent to the 10% paid or receive back in cash the 10% paid considering the average market-value based on the last 90 days trading price in the stock exchange.

The offer price is restated in accordance with the “IGP-M” (general market price index) variation, plus 6% per annum. Executives may opt to receive the value resulting from the difference between the market-price and the exercise price or to receive the equivalent shares.

In the event of a dividend distribution, the related amount will be deducted from the exercised options.

Should an executive decide to sell the acquired shares after the exercise period, he/she must grant the Company a right of first refusal in the acquisition of the shares at the market-value on the date of sale.

The following table summarizes stock option operations carried-out up to December 31, 2003:

	In reais
	Number of shares (lots of 1,000)	Initial option price	Exercise price (*)
Shares offered in July 2000	250,330	30.00	55.80
Shares offered in May 2001	1,449,305	33.00	52.87
Shares offered in October 2001	1,198,635	24.73	33.99

	2,898,270
Offerings extinguished due to rescissions	(1,219,226)

Options outstanding at December 31, 2003 (0.44% of outstanding shares)	1,679,044

(*)	The exercise price is adjusted by IGP-M plus 6% from the date of grant to December 31, 2003.

The market-value of preferred shares at December 30, 2003 was R$45.42 (2002—R$27.30) per lot of one thousand shares. Differences between the exercise price and the market-value at the balance sheet date, which may result in losses to the Company, are recorded on the accrual basis.

Considering that the market-value is higher than the value of the option for the shares granted in the October 2001 plan, the Company recorded in December 2003 a provision of R$2,076 to cover possible losses for stock

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

option compensation expenses. If all options of the October 2001 plan would be exercised, the total reimbursement would be R$8,209, considering the existence of 718,166 thousand shares outstanding. The actual provision for these future reimbursements is calculated based on the period which has elapsed since the creation of the plan, considering the weighted average of the exercisable shares per year.

The following table shows position of shares outstanding on December 31, 2003:

	Stock options outstanding			Stock options exercisable
Ranges of exercise prices on the contract’s settlement date	Shares (in thousands)	Weighted average remaining life (in years)	Weighted average exercise price	Shares (in thousands)	Weighted average exercise price
R$20.00—29.99	718,166	2.83	33.99	258,540	33.99
R$30.00—39.99	960,878	2.28	53.36	344,318	53.35

Total	1,679,044			602,858	45.05

Tele Norte Leste Participações S.A. and

Tele Norte Leste Participações S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

at December 31, 2003 and 2002

In thousands of reais, unless otherwise stated

(e) Statement of Value-Added

	2003	2002
Revenues
Services provided and sales of handsets and accessories	19,426,935	16.091.356
Provision for doubtful accounts	(597,598)	(616.038)
Other net operating revenues	463,113	352,187
Non-operating income (expenses), net	(90,742)	13,444

	19,201,708	15,840,949

Goods and services acquired from third parties
Interconnection costs	(2,531,073)	(2.369.158)
Materials and energy (estimated ICMS 18% on amount stated in Note 3)	(335,441)	(393,223)
Costs of handsets and accessories (12% ICMS on amount stated in Note 3)	(929,205)	(516,173)
Services hired third parties (includes 11% INSS on amount stated in Note 3)	(2,364,767)	(1,949,415)
Other	(131,913)	(70,163)

	(6,292,399)	(5,298,132)

Gross value-added	12,909,309	10,542,817

Retentions
Depreciation	(3,446,233)	(3,647,435)
Amortization of deferred charges	(68,226)	(48,068)
Amortization of goodwill (Pegasus)	(75,062)
Amortization of Goodwill CVM 349	(167,605)	(167,605)
Provision for contingencies	(670,465)	(600,166)

	(4,427,591)	(4,463,274)

Net value-added produced by the Company	8,481,718	6,079,543

Value-added received in transfers
Equity method	96,788	(3,596)
Financial income	567,428	384,470
Funds reimbursed by Sistel		153,233

	664,216	534,107

Total value-added to be distributed	9,145,934	6,613,650

Value-added distribution
Personnel and related charges	(914,770)	(786,299)
Taxes and contributions	(5,220,265)	(3,649,707)
Interest and other financial charges	(2,074,834)	(1,879,186)
Rental and insurance	(459,479)	(451,307)
Minorities interests	(145,484)	(131.856)
Profit sharing	(118,389)	(130.893)
Income (loss) for the year (retained earnings)	(212,713)	415,598

	9,145,934	6,613,650

* * *