Form 20-F
period 2004-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2005-06-29
CIK 1066113

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Tele Norte Leste Holding Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Preferred Shares, without par value* American Depositary Shares, each representing one Preferred Share	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report (per thousand shares):

126,601 Common Shares, without par value

253,203 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☑

i

		Page
PART III

Item 17.	Financial Statements	164
Item 18.	Financial Statements	164
Item 19.	Exhibits	164

Technical Glossary		166
Consolidated Financial Statements		F-1
EX-1.1: CONSOLIDATED BY-LAWS
EX-2.3: SECOND AMENDED AND RESTATED NOTE PURCHASE FACILITY AGREEMENT
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: 906 CERTIFICATION

PRESENTATION OF INFORMATION

     We have prepared our financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and the notes thereto in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on Brazilian corporate law (Law No. 6,404, as amended) the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade) or CFC, and the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See “Item 3. Key Information—Selected financial data—Brazilian GAAP and U.S. GAAP”, “Item 5. Operating and Financial Review and Prospects—Presentation of information”, “Item 5. Operating and Financial Review and Prospects—U.S. GAAP reconciliation” and Note 33 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Notes 35 and 36 for a reconciliation to U.S. GAAP of net income (loss) for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004, Notes 37 and 38 for presentations of results of operations and changes in shareholders’ equity, and Note 39 for additional disclosures required under U.S. GAAP prepared in accordance with, and other disclosures required by, U.S. GAAP.

     In this annual report, except where otherwise specified, “TNL”, the “Company”, “we”, “us” and “our” refer to Tele Norte Leste Participações S.A. and its subsidiaries. Telemar Norte Leste S.A., our fixed-line subsidiary, is referred to as “Telemar”, and our wireless telecommunications subsidiary, TNL PCS S.A., is referred to as “Oi”. Our controlling shareholder Telemar Participações S.A. is referred to as Telemar Participações. References to the Company’s businesses and operations are references to the businesses and operations of its subsidiaries and/or TNL, as the case may be. References to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States, and references to “real”, “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

     This annual report is presented in reais. On June 15, 2005, the selling rate for reais was R$2.4455 to U.S.$1.00.

     References in this annual report to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively, of TNL. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Preferred Share. The ADSs are evidenced by American Depositary Receipts, or ADRs.

     Certain terms are defined the first time they are used in this annual report. Technical terms are defined in the Technical Glossary that begins on page 166.

FORWARD-LOOKING INFORMATION

     This annual report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this annual report are identified by the use of forward looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “estimate”, and “potential”, among others. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things:

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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected financial data

     The selected financial information presented below should be read in conjunction with our financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and the notes thereto, or the Consolidated Financial Statements. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Auditores Independentes, and their report on the Consolidated Financial Statements are presented in this annual report under “Item 18. Financial Statements”. The selected financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from the Company’s consolidated financial statements, which are not included in this annual report.

     The following paragraphs discuss important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects”.

Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP reconciliation” and Note 33 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Notes 36 and 38 for a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2004, Notes 35 and 37 for net income for the years ended December 31, 2002, 2003 and 2004 and Note 39 for additional disclosures required under U.S. GAAP.

Accounting consequences of the breakup of Telebrás

     Following the restructuring of Telebrás into the 12 new holding companies, or the New Holding Companies, in 1998, Telebrás’s shareholders established the shareholders’ equity of each of the New Holding Companies, and allocated a portion of the retained earnings of Telebrás to each in proportion to the total net assets allocated to each such company. The retained earnings allocated to TNL resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of Telemar. Thus, the amount of distributable retained earnings of TNL includes retained earnings allocated to TNL in the restructuring of Telebrás.

Effects of corporate reorganization

     Prior to August 2001, we provided fixed-line telecommunications services through 16 fixed-line subsidiaries, one in each of the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapá, Amazonas, Pará, Rio de Janeiro, Minas Gerais and Espírito Santo in Brazil (excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central (CTBC), a company that was not part of Telebrás, continues to operate independently) (collectively, Region I). In August 2001, our 16 operating fixed-line subsidiaries were reorganized through the merger of 15 fixed-line subsidiaries into Telecomunicações do Rio de Janeiro S.A., or Telerj, the surviving fixed-line subsidiary. The corporate name of Telerj was changed to Telemar Norte Leste S.A.

     The purpose of the merger was to simplify our operations by consolidating them into one single company and, therefore (i) increase our productivity and the efficiency of the services provided; (ii) achieve greater synergy among our operations; (iii) reduce our operating costs and tax burden associated with intercompany transactions; (iv) enhance efficiency and the capacity of our subsidiaries to obtain funding; and (v) increase the value and liquidity of the shares for Telemar’s shareholders.

     In the merger, the minority public shareholders of the 15 fixed-line subsidiaries received common shares of Telerj in exchange for common shares held by them. Public holders of preferred shares of those subsidiaries received preferred shares class “A” of Telerj. The exchange ratios were established according to the asset value of each subsidiary, calculated on a stand-alone basis, plus a 12% premium offered to shareholders who agreed to exchange their shares for Telerj shares. The total payment made to the dissenting shareholders of these subsidiaries, who exercised their redemption rights, amounted to R$185.9 million. The valuation of the subsidiaries’ assets was based on the subsidiaries’ net book values derived from the balance sheet as of March 31, 2001.

     Following the merger (beginning in September 2001), only the shares of Telemar Norte Leste S.A. were traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or the Bovespa. The new shares started trading on the Bovespa under the trade name of Telemar NL, under the symbols TMAR3 (common shares), TMAR5 (preferred shares class A) and TMAR6 (preferred shares class B). There was no change of trade name or ticker symbol for TNL’s Common and Preferred Shares on the Bovespa, which trade under the symbols TNLP3 (Common Shares) and TNLP4 (Preferred Shares) or of its American Depositary Shares, each representing one Preferred Share, on the New York Stock Exchange under the symbol TNE. In addition to the above-described events, all the assets, rights and liabilities of our 15 fixed-line subsidiaries were transferred to Telerj, which had its share capital increased from R$3,816.1 million to R$7,088.1 million. The reorganization, defined as incorporação under Brazilian GAAP, was implemented in accordance with Brazilian GAAP and Brazilian securities law.

Selected Financial Information

	Year ended December 31,
	2000	2001	2002	2003	2004
	(thousand of reais, except per share data)
Income Statement Data:

Brazilian GAAP
Net operating revenue	8,126,990	10,103,066	11,873,953	14,002,804	15,841,710
Cost of services	(5,294,442)	(6,806,635)	(8,200,945)	(8,684,542)	(9,126,447)

Gross profit	2,832,548	3,296,431	3,673,008	5,318,262	6,715,263
Operating expenses	(1,658,215)	(2,694,615)	(2,332,364)	(2,825,818)	(3,567,334)

Operating income before interest	1,174,333	601,816	1,340,644	2,492,444	3,147,929
Interest income	274,163	494,442	384,470	606,269	775,807
Interest expense	(323,119)	(918,754)	(2,408,616)	(2,784,576)	(2,417,073)

Operating income (loss) from operations	1,125,377	177,504	(683,502)	314,137	1,506,663
Net non-operating income (loss)	15,884	(2,120)	28,448	(68,560)	(136,573)
Income (loss) before taxes and minority interest	1,141,261	175,384	(655,054)	245,577	1,370,090
Income tax and social contribution	(174,638)	21,679	371,312	112,620	(446,529)
Minority interests	(257,216)	(56,685)	(131,856)	(145,484)	(172,524)

Net income (loss)	709,407	140,378	(415,598)	212,713	751,037

Net income (loss) per share (in reais)	1.92	0.38	(1.11)	0.56	1.98
Dividends per Preferred Share (in reais)	0.67	0.81	1.33	0.90	2.63
Dividends per Common Share (in reais)	0.67	0.81	1.33	0.90	2.63
Shares outstanding at the balance sheet date (thousand)	369,752	369,470	375,065	381,777	379,804

U.S. GAAP

Income (loss) before taxes and minority interests	1,588,676	(390,515)	(2,515,013)	1,679,474	1,362,247
Net income (loss)	962,378	(90,055)	(1,392,537)	976,728	746,867

Net income (loss) applicable to each class of shares:
Preferred	633,840	(60,734)	(932,945)	654,315	499,401
Common	328,538	(29,321)	(459,592)	322,413	247,466
Net income (loss)	962,378	(90,055)	(1,392,537)	976,728	746,867

Net income (loss) per share:
Common Shares—Basic	2.71	(0.24)	(3.73)	2.57	1.95
Common Shares—Diluted	2.64	(0.24)	(3.73)	2.57	1.95
Preferred Shares—Basic	2.71	(0.24)	(3.73)	2.57	1.95
Preferred Shares—Diluted	2.64	(0.24)	(3.70)	2.56	1.94

Weighted average shares outstanding (thousand)(1):
Common Shares—Basic	121,768	120,155	123,171	125,284	126,642
Common Shares—Diluted	121,768	120,155	123,171	125,284	126,642
Preferred Shares—Basic	234,925	248,880	250,029	254,256	255,571
Preferred Shares—Diluted	234,960	249,815	252,305	255,935	257,023

Balance Sheet Data:

Brazilian GAAP
Property, plant and equipment, net	12,199,500	18,146,569	16,842,860	14,900,253	13,770,187
Intangible assets, net			1,456,182	1,404,843	1,265,300
Total assets	19,471,641	26,766,016	27,397,842	29,157,945	29,312,544
Capital and capital reserves	5,004,472	5,013,507	5,013,507	5,013,507	5,013,507
Shareholders’ equity(2)	10,331,447	10,023,273	9,120,138	8,544,633	7,963,297

U.S. GAAP
Property, plant and equipment, net	13,242,583	17,616,095	17,172,579	15,031,785	13,750,409
Intangible assets, net		1,163,976	1,304,097	1,766,652	1,603,496
Total assets	20,561,614	27,006,952	27,785,362	29,033,470	29,365,820
Capital and additional paid-in capital	5,121,988	5,290,391	5,457,996	5,686,084	5,888,154
Shareholders’ equity(2)	10,977,169	10,503,092	8,785,665	8,792,218	8,864,844

(1)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2000. See Note 25 to the Consolidated Financial Statements.

(2)	Includes dividends and interest on capital, which is an alternative method under the Brazilian GAAP to distribute dividends to shareholders. See “Item 10. Additional Information—Taxation—Distribution of interest on capital”.

Exchange rates

     The Company will pay any cash dividends or interest on capital and make any other cash distributions with respect to Preferred (and Common) Shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by The Bank of New York, as depositary, or the Depositary, of dividends and other distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges.

     Because we have a substantial amount of foreign-denominated debt, and because we purchase equipment overseas, exchange rate fluctuations may also affect our results of operations. The Company entered into swap agreements to cover foreign exchange rate risks related to its U.S. dollar- and Yen-denominated debts. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Overview”.

     Until March 4, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market, or Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian Government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank of Brazil (Banco Central do Brasil), or Bacen. The Floating Market rate was generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by Bacen on a daily basis.

     On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, issued Resolution No. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets (Commercial Market and Floating Market) to create a single “Foreign Exchange Market”; (ii) the relaxation of certain rules relating to the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for the internalization of proceeds derived from Brazilian exports. As of such date, all foreign exchange transactions are made through the Foreign Exchange Market, by means of foreign exchange contracts signed with local institutions authorized to deal in foreign exchange. Under the new system, transfers of funds to and from Brazil can still be made through the International Transfer of Brazilian Currency mechanism (also known as TIR or CC-5 Transfers) but only for own funds of the transferor. Accordingly, any and all transfers formerly effected by Brazilian companies via TIR using accounts held by foreign financial institutions in Brazil will be made directly through the Foreign Exchange Market. It is expected that the

Central Bank of Brazil will issue further regulations relating to the new Foreign Exchange Market.

     From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Bacen announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per U.S.$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict the Brazilian Government’s future exchange rate policies or what impact those policies may have on us. The Brazilian Government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Risk factors—Risks relating to Brazil”.

     The following table sets forth the Commercial Market/Foreign Exchange Market selling rates published by the Central Bank expressed in reais per U.S. dollar for the periods indicated.

		Average
Period	Period-end	for period*	High	Low
2000	1.9554	1.8298	1.9847	1.7234
2001	2.3204	2.3520	2.8007	1.9357
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0783	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
December 2004	2.6544	2.7182	2.7867	2.6544
January 2005	2.6248	2.6930	2.7222	2.6248
February 2005	2.5950	2.5978	2.6320	2.5621
March 2005	2.6662	2.7047	2.7621	2.6011
April 2005	2.5313	2.5792	2.6598	2.5191
May 2005	2.4038	2.4498	2.5146	2.3784

*	Average of the rates on each day in the period.

     On June 15, 2005, the Foreign Exchange Market selling rate was R$2.4455 to U.S. $1.00.

Risk factors

     The following risk factors should be carefully considered in addition to the other information presented in this annual report.

Risks relating to Brazil

     The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our shares.

     In the past, the Brazilian economy has experienced unstable economic cycles, and the Brazilian Government has frequently intervened, making drastic changes in monetary, credit and other policies. To influence the course of Brazil’s economy, control inflation and effect other policies, the Brazilian Government has taken various actions, including using wage and price controls, currency devaluations, capital controls, limits on imports and the freezing of bank accounts. We cannot predict what measures or policies the Brazilian Government may take in the future. Our business, financial condition, results of operations and the market price of our shares may be adversely affected by changes in government policies, as well as general economic factors, including, without limitation:

•	inflation;

•	domestic economic growth;

•	tax policies;

•	fluctuations in exchange rates;

•	exchange control policies; and

•	interest rates.

     We cannot predict what future fiscal, monetary, social security and other policies will be adopted by the Brazilian Government and whether these policies will result in adverse consequences to the economy and to our business, results of operations or financial condition.

     Any increase in taxes levied on the telecommunications sector could affect the results of our operations.

     Increases in Brazil’s already high level of taxation could adversely affect our profitability. Increases in taxes for the telecommunications sector usually result in higher tariffs for our customers. High tariff levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services.

     Changes in Brazilian labor law may negatively affect us.

     Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or CLT, and administrative orders, technical notes and instructions issued by the Brazilian Labor Department), as well as collective bargaining agreements between employer associations and employee unions or between individual employers and employee unions. The Brazilian Labor Department continuously issues and revises current labor regulations regarding specific practices in different business sectors. Changes to current labor regulations to which we are subject could adversely affect our business.

     Also, in April 2003, the Lower House reopened the discussions regarding amendments to the CLT. As part of these discussions, a number of amendments have been proposed, including modifications to the role of labor unions in Brazil. According to the system currently in force, labor relations are heavily regulated. Also, although fundamental labor rights are still being protected, the committee in charge of the preparation of a new labor bill has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to negotiate certain aspects of the employment relations. These amendments, if implemented, may adversely impact us in the future.

     Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

     Prior to 1999, the Central Bank has periodically devalued the Brazilian currency during the last four decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been determined by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real devalued against the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively, and appreciated 18.2% and 8.1% in 2003 and 2004, respectively. On June 15, 2005, the real/U.S. dollar exchange rate was R$2.4455 per U.S. dollar. See “Item 3. Key Information—Exchange rates”.

     A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. We currently swap most of our foreign currency loans. If the cost of swap instruments becomes very high in Brazil, our exposure to foreign currency may be increased which could lead to substantial foreign exchange losses.

     Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.

     In addition, a significant portion of our capital expenditures are linked to the exchange rates of foreign currencies, most of which closely follow the real/U.S. dollar exchange rate. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these items, which could adversely affect our business and financial performance.

     We may not be able to make payments in U.S. dollars on our U.S. dollar obligations.

     In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations (including our dividend payment obligations) and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures.

     If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of our ADS.

     Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation during the last 10 years reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian Government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

     Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the Índice Geral de Preços, or IGP-DI Index, published by Fundação Getúlio Vargas, were 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA Index, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 12.5%, 9.3% and 7.6% in 2002, 2003 and 2004, respectively.

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

     Our business is significantly dependent on our customers’ ability to make payments on their accounts and meet their other obligations to us. If the Brazilian economy declines because of, among other factors, the level of economic activity, devaluation of the real, inflation, or an increase in domestic interest rates, a large portion of our customers may not be able to pay their accounts when due, which would increase our bad debt expense and could reduce our net earnings.

Risks relating to our business

     We have been subject to financial covenants and other contractual provisions under our existing indebtedness. If we cannot achieve compliance with these provisions or obtain waivers or amendments thereto, this could lead to the acceleration of our relevant debt.

     The agreements that govern our debt contain a number of significant covenants that could adversely impact our business. In December 2000, Telemar renegotiated the terms of a bridge loan agreement it had with the Brazilian Federal Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, permitting them to enter into two new loan agreements, or the BNDES Facilities, which together provided for a credit line of up to R$2.7 billion, of which 30% was disbursed directly from the BNDES and 70% through a syndicate of banks led by Banco Itaú S.A. and Banco do Brasil S.A. The BNDES Facilities required that we comply with certain financial covenants, some of which we did not meet as of December 31, 2004. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet. Nevertheless, we cannot assure that in the future we will no longer need to raise funds subject to more restrictive financial covenants with which we may have difficulty in complying. See “Item 13. Defaults, Dividend Arrearages and Delinquencies”.

     The Brazilian telecommunications market may not continue to grow or may grow at a slower rate.

     Our ability to increase our business depends partially on continuing economic development in Brazil. We derive most of our revenue from our fixed-line telecommunications services, which we do not expect to continue to grow at their current rate. Our ability to build and grow our wireless subscriber base and revenues from wireless services depends on the continuing development and growth of the wireless telecommunications industry in Brazil. Continuing growth of the wireless and wireline telecommunications market depends on many factors beyond our control, such as economic, technological or other developments, which may result in a slowdown in growth or a reduction in demand for fixed-line and wireless telecommunications services, and therefore harm our business and revenues.

     The Brazilian telecommunications industry is increasingly competitive. Competition may lead to a reduction in revenues and a reduction in our operating margins.

     Until 1999, we were the sole fixed-line local service provider in Region I, which excludes an area in the state of Minas Gerais serviced by CTBC. Since then, several companies have been authorized by the Brazilian National Telecommunications Agency (Agência Nacional das Telecomunicações), or Anatel, to offer local and long-distance services in our region, as the Brazilian Government continued to open the telecommunications market to new competitors. We also anticipate that our fixed-line services may face increasing competition from wireless services, as prices for wireless services become cheaper and approach the prices charged for fixed-line services. As for our recently launched wireless business, we have also experienced increased competition from large players who are attempting to retain their customer base in the regions where we have started offering these services. Increased competition for local, long-distance and wireless customers may require us to increase our marketing expenses and our capital expenditures, or reduce our rates, and may reduce our market share of wireless, local and long-distance services, in each case leading to a reduction of our profitability. In addition, most of our relevant competitors are controlled by foreign telecommunications conglomerates that may have easier access to cheaper funds than we do.

     In order to stimulate increased competition in local services, Anatel requires that we unbundle our local network, allowing other companies to offer services using our platform. There is a risk that competition for our high-end customers could increase and adversely affect our business and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry—Unbundling of local network”.

     Competition in data transmission services is not subject to regulatory restrictions, with the exception that data transmission providers need Anatel’s authorization to operate in this segment. The market is open to a great number of competitors. Some of these competitors offer telecommunications services to our existing clients via new broadband technologies, such as Voice over Internet Protocol (VoIP), which do not require the use of our network and, therefore, will reach our clients without the need for such competitors to pay us any access or interconnection fees. Increasing competition in data services may lead to rate reductions in this segment, also affecting the revenues we generate in this business. For a detailed description of our competition, see “Item 4. Information on the Company—Competition”.

     We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection agreements.

     In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other’s network are currently regulated by Anatel. Since July 2004, mobile interconnection rates became freely negotiated.

     However, Brazilian telecommunications laws and regulations also establish that if new interconnection rates for mobile operators are not agreed among telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge. We are unable to predict the new interconnection rates to be arbitrated by Anatel. Our operating and financial results could be adversely affected in case we are not able to negotiate favorable interconnection agreements.

     Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in Telemar’s concession or the extension of Telemar’s concession may adversely impact our business.

     Our industry is highly regulated by Anatel. Anatel regulates tariffs, quality of service and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.

     Telemar has been granted a concession to operate fixed-line telecommunications services in Region I that will expire on December 31, 2005. Telemar has the right to extend its concession for another 20 years, beginning January 1, 2006. On June 20, 2003, Anatel approved a form of new concession agreement according to which all fixed-line telecommunications incumbents will operate as of January 1, 2006, or the New Concession Agreement Form. If Telemar’s concession were not renewed, our business, results of operations and financial condition would be adversely affected.

     The New Concession Agreement Form contains new terms reflecting the adoption by Anatel of a new General Plan on Universal Service (Plano Geral de Metas de Universalização) and certain new regulations, the terms of which could affect our financial condition and results of operations. These terms include: (i) new universalization targets; (ii) changes in local tariff measurement criteria from pulse to minute; (iii) changes in tariff adjustment formulas, including the creation of a telecommunications industry index and new parameters for local interconnection rates and new productivity factors; and (iv) fixed-line local number portability. These changes could, in each case, alter the financial equilibrium of the Concession Agreement and adversely affect our business and results of operations.

     In the event that some of these new terms are implemented in a manner that we understand may endanger the financial equilibrium of our existing Concession Agreement, we may challenge the inclusion of some of these new terms in New Concession Agreement Form, but we cannot assure you that we will be able to obtain more favorable terms.

     Telemar’s existing Concession Agreement requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of noncompliance with Anatel targets in any one of the Brazilian states, Anatel can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate Telemar’s concession for noncompliance with its quality and network obligations. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry”.

     After the new government took office on January 1, 2003, some of its members advocated the need to revise the model of the regulatory agencies in Brazil, including Anatel, in order to make them more responsive to their respective ministries. The loss of Anatel’s independence could pose a material risk to our business, given the undue political influence that this new regulatory model could start exercising over Anatel.

     In 2001, a member of the lower house proposed a bill that, if passed, would prohibit Brazilian fixed-line telecommunications companies from charging customers monthly subscription fees for the upkeep of their lines. In order to become law, the bill still needs to be approved by several commissions before being submitted to a vote by the house as a whole and then by the Senate, so that it can then be forwarded for presidential sanction. If this bill is passed, we (and other affected Brazilian fixed-line telecommunications companies) would probably be able to seek compensation through other permitted fee adjustments within the Anatel rate structure or in accordance with our Concession Agreement. For a detailed discussion of the terms of Telemar’s concession and other applicable telecommunications regulations, see “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry.”

     We are controlled by one majority shareholder, Telemar Participações. Telemar Participações has had and is expected to continue to have a significant influence on our success.

     As of December 31, 2004, Telemar Participações owned 53.8% of our outstanding Common Shares. Through the ownership of a majority of our voting shares, Telemar Participações appoints the majority of our Board of Directors and influences our business strategy. Telemar Participações is owned by a consortium of companies, which includes a subsidiary of the BNDES. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”. In the past, we have entered into a management services agreement with Telemar Participações that, although terminated since December 2003, required Telemar at the time to pay Telemar Participações a fee in exchange for monthly management services provided by Telemar Participações. As of the date of this report, the agreement has not been renewed or approved and since its expiration, no fees have been paid. We are not certain whether this management services agreement will be renewed, or the terms of any such renewal, but the terms of any such agreement will require the approval of a majority of our shareholders at a meeting. For a further description of the management services agreement, see “Item 7. Major Shareholders and Related Party Transactions—Telemar management services agreement”.

     The telecommunications industry is subject to rapid and constant changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how these changes will affect our business.

     The telecommunications industry is subject to rapid and constant changes in technology. Such rapid changes in technology, such as VoIP, may render our equipment, services and technology obsolete, inefficient or uncompetitive, requiring us to increase our capital expenditures or reduce the tariffs we charge to our customers. Even if we adopt such new technologies in a timely fashion, we cannot assure you that we will be able to remain competitive.

     The wireless telecommunications industry is also experiencing significant technological development and ongoing improvements in the capacity, quality and data-transmission speed of digital technology, along with shorter development cycles for new technologies and changes in end-user needs and preferences. Alternative technologies may be developed that are superior to those Oi provides today. In addition, Anatel is expected to auction 3G, or third generation, wireless telecommunications licenses in 2005 or 2006, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced wireless services than Oi’s current GSM technology platform. Even if we adopt these technologies in a timely manner, as they are developed, we cannot assure you that we will be able to remain competitive.

     We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

     As of December 31, 2004, we had a total consolidated debt of R$12,014 million and a ratio of debt to equity of 1.5:1. We have been subject to certain financial covenants that limited our ability to raise more debt.

     Our existing level of indebtedness and the requirements and limitations imposed by our debt covenants could have adverse consequences to our financial condition or results of operations.

     If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our loan agreements and debt covenants contained therein, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” and “Item 13. Defaults, Dividend Arrearages and Delinquencies”.

     We are subject to delays and delinquency on accounts receivable and to several legal and administrative proceedings.

     Based on advice from our external legal consultants, we classify our risk of loss from such proceedings as “probable”, “possible” and “remote”. We make provisions for probable claims but do not make provisions for possible and remote claims. We currently have provisioned R$1,627.5 million for probable claims as of December 31, 2004. If our liability exceeds the provisioned amount, our financial condition may be adversely impacted. See “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Contingencies” and “Item 8. Financial Information—Legal proceedings”.

     In 2004, we recorded expenses with provisions for doubtful accounts in the amount of R$564.3 million, primarily due to subscribers’ delinquencies. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results. See “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Provision for doubtful accounts”.

Risks relating to the Preferred Shares and ADSs

     Holders of Preferred Shares have limited voting rights.

     Of our two classes of capital shares outstanding, only our Common Shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will be entitled to vote only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result, holders of our Preferred Shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional Information—Voting rights”.

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

     Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not legally be permitted to allow holders of ADSs or Preferred Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Securities and Exchange Commission, or the SEC or the Commission, with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or Preferred Shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

          If you exchange ADSs for Preferred Shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

          The Brazilian custodian for the Preferred Shares must register with the Brazilian Central Bank to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying Preferred Shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional Information—Exchange controls and other limitations affecting security holders”.

          Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs or Preferred Shares.

          According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil and or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of a disposition of assets is interpreted to include a disposition, between nonresidents, of assets located outside Brazil, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and limited judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Brazilian tax considerations”.

          Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

          We are a corporation organized under the laws of Brazil, and all of our members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce in Brazil against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our Board of Directors or executive officers than would shareholders of a U.S. company.

Item 4. Information on the Company

Overview

          We are the largest provider of fixed-line telecommunications services in South America based on the total number of lines in service, which we market under our Telemar brand name.

          We have concessions from the Brazilian Government to provide fixed-line telecommunications services, including intraregional long-distance services, in Region I, which consists of 16 states, including the states of Rio de Janeiro, Minas Gerais, Bahia, and Ceará (but excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central operates) and we are authorized to provide fixed-line telecommunications services in Region II (comprised of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia, Acre and Distrito Federal) and Region III (comprised of the state of São Paulo). The Brazilian states which comprise Region I represent approximately 64% of the country’s territory, with a population of 99.0 million and produce approximately 41% of the country’s GDP. As of December 31, 2004, we had 17.4 million fixed-lines installed, of which 99.1% have been digitized, and 15.2 million fixed-lines were in service.

          In 2001, we acquired a license to provide wireless telecommunications services in Region I on the GSM technology platform and on June 26, 2002, we launched our wireless telecommunications services in Region I operating under our Oi brand name. As of December 31, 2004, we had approximately 6.9 million subscribers.

          TNL is a corporation (sociedade anônima) incorporated in May 1998 and organized under Brazilian law. TNL’s headquarters are located at Rua Humberto de Campos, 425/8° andar—Leblon, 22430-190, Rio de Janeiro, RJ, Brazil. Its telephone and fax numbers are +(55 21) 3131-1314 and +(55 21) 3131-1155, respectively. TNL’s agent in the United States is CT Corporation System, with offices at 818 W. 7th Street, 2nd Floor, Los Angeles, CA 90017.

Our strategy

          Our aim is to maintain and advance our position as one of the leading companies in the market of telecommunications services in Brazil by providing our corporate, residential and mobile customers with the highest quality local, long-distance, wireless, internet and data services. Key elements of this strategy include the following:

     Increase revenues through new growth drivers

          The Company’s fixed platform, comprising approximately 15.2 million lines in service as of December 2004, is not expected to show significant changes in the next years. The expansion to new segments and social classes depends on the mid- to long-term economic growth in Brazil, as well as a reduction in the unemployment rate and new regulations set by Anatel. In the current scenario of very low growth in the number of lines in service, we intend to improve our average revenue per user, or ARPU, by increasing our value-added services and developing new customized products and services.

          To accomplish our increased revenue objectives, we have developed a four-pronged strategy:

•	Broadband (ADSL): At year-end 2004, Telemar had approximately 496,000 ADSLs in service. During 2005, we intend to grow this customer base by pursuing an aggressive strategy and offering a comprehensive line of products and services to improve our penetration in the residential and small- to mid-sized company markets. We believe that, with this move, we may increase customer loyalty and protect our market share with regard to new players entering the region;

•	Corporate data market: It is our plan to expand our market share in the corporate data segment by: offering our bundled services, providing third party network management (outsourcing), continuously improving our quality of service, and consolidating our customer relationships through focused business units. To make our nationwide offer more comprehensive, Telemar completed in 2003 the process of acquiring 100% of the equity of Pegasus Telecom S.A., or Pegasus, a company which offers data transmission services within Regions II and III;

•	Long-distance: With respect to long-distance calls from fixed-lines, Telemar intends to grow in the interregional and international markets, seeking to consolidate its leadership position in long-distance calls originated in Region I. The migration of most wireless operators in 2003 and 2004 to the SMP system, where wireless customers need to select a code for each long-distance call, enabled us to increase our market share in long-distance calls originated on wireless telephones, where we previously had no significant presence. To this end, we plan to develop competitive service plans targeted at retail customers and customized offers for corporate customers, as well as retention and loyalty programs; and

•	Wireless: In 2001, TNL acquired a license to provide wireless telecommunications services in Region I. These services, provided by Oi, were launched in June 2002, pioneering the use of GSM technology in Brazil. In May 2003, TNL transferred Oi to Telemar to take advantage of the synergies between wireline and wireless services. As of December 31, 2004, Oi reached approximately 6.9 million subscribers, accounting for 23.5% of the Region I wireless market. We plan on increasing and consolidating our presence in Region I by means of marketing efforts based on market segmentation, innovative plans, value-added services and wireless data, optimization of distribution channels, and improvements in our product lines. We believe that we are in a favorable position to benefit from the competitive advantage provided by the fixed-mobile convergence.

     Maximize operating efficiencies and quality level

          In order to maximize our results and help ensure sustainable growth, a number of efforts are currently under way to reduce costs and improve the quality of service. These efforts include:

•	standardization of internal processes;

•	outsourcing of network maintenance services;

•	optimization of investments, focusing on quality improvements;

•	centralization of administrative and financial functions, such as accounting, human resources management, and purchasing;

•	improvement of organizational structure in order to streamline administrative and operating areas;

•	centralization of the network management center; and

•	implementation of customer relation management systems.

     Obtain synergies from the convergence of fixed and mobile businesses

          On May 28, 2003, TNL transferred Oi to Telemar. This acquisition was designed to increase convergence of the different services provided by Telemar, thereby creating a competitive advantage, as well as to generate tax savings for the Company. We have since realigned our organizational structure and reviewed our processes, in an effort to derive concrete, innovative synergies between the wireline and wireless telecommunications services. The main objectives of the integration are to: (1) increase ARPU, (2) increase customer loyalty and reduce churn, and (3) optimize processes, thereby reducing costs and expenses. We expect that the convergence will take place through a single, focused sales effort, in addition to stronger relations with our customers, and the development of bundles and new service plans. In terms of costs, our goal is to integrate processes and systems, thus eliminating redundant activities and functions.

     Expand to new corporate markets

          We intend to expand our voice and data transmission services to corporations and increase our participation in the corporate market for telecommunications services in Brazil. In pursuit of our strategy of providing nationwide services to the corporate market, Telemar first acquired control of Pegasus in December 2002 and has since acquired all of its equity. Pegasus is a broadband data transmission provider that serves mainly corporate clients and is present in major cities in South and Southeast Brazil. Because Pegasus’s fiber-optic network is 100% compatible with the technology used in Telemar’s existing data network, we are able to offer fully integrated data transmission services to substantially meet the requirements of our corporate clients on a nationwide basis.

     Evaluate possible participation in consolidation of Brazilian telecommunications industry

          The Brazilian telecommunications industry has experienced and may continue to experience consolidation. We continue to evaluate potential consolidation opportunities in Brazil, which may include acquisitions or other methods of participation designed to increase our market share or to improve our efficiency.

Our history and development

          Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações) (together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations) which provided for the establishment of a new regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

     Privatization of Telebrás

          In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its wireless telecommunications operations from its existing integrated operations (fixed-line and wireless) into separate companies. In May 1998, Telebrás was restructured to form the New Holding Companies by means of a procedure under Brazilian corporate law called cisão, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebrás, including Telebrás’ interest in its operating subsidiaries.

          The New Holding Companies consisted of:

•	eight wireless service providers, each operating in one of the regions into which Brazil has been divided for purposes of wireless telecommunications services in the frequency range called “Band A”;

•	three regional fixed-line service providers including TNL, each initially providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications; and

•	a holding company, which controls Embratel, which in turn provides domestic (including interstate and interregional) long-distance service and international long-distance service throughout Brazil.

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

     Acquisition by Telemar Participações

          All of the interest in TNL held by the members of Consortium Telemar was acquired by Telemar Participações, a closely held Brazilian company, in July 1999, in exchange for cash, capital stock of Telemar Participações and the assumption of certain debts. The main purpose of Telemar Participações is to hold shares of TNL. For a discussion of the entities that own interests in Telemar Participações, see “Item 7. Major Shareholders and Related Party Transactions”.

     Corporate restructuring plan

          In November 1999, we implemented a restructuring plan, which resulted in the transfer from Telemar Participações to TNL of goodwill, in the amount of R$2,464.8 million. This goodwill originally was recorded on the books of Telemar Participações in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the goodwill. See “Item 5. Operating and Financial Review and Prospects—Amortization of downstream merger goodwill”.

     Corporate reorganization

          Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries which provided telecommunications services in the 16 respective states in Region I. In August 2001, we implemented a corporate reorganization which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our fixed-line subsidiary. See “Item 3. Key Information—Effects of corporate reorganization”.

     Sale of Oi to Telemar

          On May 30, 2003, TNL sold to Telemar all of the shares of Oi held by TNL, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value evaluation performed by an independent public accounting firm in accordance with Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi debt held by TNL prior to the sale.

          Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Telemar’s capitalization of R$600.0 million on May 30, 2003, Telemar recorded goodwill of R$500.0 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale. For U.S. GAAP purposes, we adopted Financial Accounting Standard (FAS) No. 141 and FAS No. 142.

          The benefits resulting from the optimization of Telemar’s and Oi’s auxiliary and operating sectors, as well as from alignment of interests and commercial strategies of the two companies, will result in a more rational use of sources available, with consequent reductions in costs and productivity gains and better use of synergies between the companies. The transfer of the total debt and the capitalization of Oi increased Telemar’s financial expenses, reducing its profit before tax, which resulted in tax savings. See “Item 7. Major Shareholders and Related Party Transactions—Related party transactions—Transfer of the Company’s shares in Oi to Telemar” and “Item 8. Financial Information—Legal proceedings—Regulatory proceedings—Sale of Oi to Telemar”.

     Our significant subsidiaries

          The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2004. See Note 1 to the Consolidated Financial Statements for more information on our other subsidiaries.

	Holding Company Ownership
	% of share	% of voting
Subsidiary	capital	capital
Telemar Norte Leste S.A.—Telemar	43.1	97.2
HiCorp Comunicações Corporativas S.A.	100.0	100.0
Telemar Telecomunicações Ltda.	100.0	100.0
TNL PCS S.A—Oi(1)	43.1	97.2
Pegasus Telecom S.A(1)	43.1	97.2
Companhia AIX Participações S.A.	21.5	48.6
Telemar Internet Ltda.(1)	43.1	97.2
TNL Contax S.A(2)	100.0	100.0

(1)	Wholly-owned subsidiaries of Telemar Norte Leste S.A.

(2)	Undergoing a spin-off process which, after due regulatory approval, will result in the distribution of this asset to the shareholders of TNL, including the holders of the ADSs.

     Telemar Norte Leste S.A.

          Telemar is a listed corporation (sociedade anônima), organized and incorporated in Brazil and controlled by TNL. Telemar has 16 local service and 16 long-distance concessions under which it provides telecommunications services through a public-switched telephone network. Such services are described below in detail under “—Our Operations—Fixed-line services”.

          Until December 22, 2004, TNL held 80.89% of the total share capital of Telemar, corresponding to 97.24% of the voting shares and 67.85% of the preferred shares of Telemar. At a meeting held on that date, the Board of Directors of TNL approved a proposal to capitalize its new wholly-owned subsidiary, Telemar Telecomunicações Ltda., by transferring to it 100% of the Telemar preferred shares held by TNL prior to such capitalization. After this capitalization, TNL became a direct holder of 43.13% of Telemar’s share capital, indirectly maintaining a holding of 97.24% of the voting capital and 80.89% of the total share capital of Telemar through TeTel.

          A large part of TNL’s assets consist, directly or indirectly, of Telemar’s shares. TNL relies almost exclusively on distributions (in the form of dividends and interest on capital) from Telemar and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on capital to its shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources”.

     HiCorp Comunicações Corporativas S.A.

          HiCorp Comunicações Corporativas S.A., or HiCorp, is a wholly-owned subsidiary of TNL, which provides internet access to Internet Service Providers (ISP), e-marketplaces and services. At a meeting held on August 25, 2004, TNL’s Board of Directors approved the merger of TNL.Acesso into HiCorp to simplify the TNL’s corporate structure.

     Telemar Telecomunicações Ltda.

          Telemar Telecomunicações Ltda., or Tetel, is a Brazilian limited liability company wholly owned by TNL. TeTel’s primary purpose is to operate as a holding company for shares and quotas of other companies. Currently, TeTel’s major corporate holding is its participation of 67.85% in Telemar preferred shares.

     TNL PCS S.A.

          For approximately R$1.1 billion, TNL PCS S.A., or Oi, was the successful bidder in the public auction for a license to provide wireless telecommunications services (Serviços Móveis Ressoais), or SMP, in Region I. This license utilizes a frequency band referred to as “Band D”. Oi began providing wireless services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Telemar was consummated following the approval of the Board of Directors of both TNL and Telemar. See “Item 7. Major Shareholders and Related Party Transactions”.

     Pegasus Telecom S.A.

          Pegasus Telecom S.A., or Pegasus, is engaged in the operation, marketing, project development, execution and rendering of data transmission services in the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Acre, Rondonia, Distrito Federal (collectively, Region II) and São Paulo (Region III). Pegasus’s main purpose is to enable us to expand our corporate market share by offering data transmission services in Brazil on a nationwide basis.

     Companhia AIX de Participações S.A.

          Companhia AIX de Participações S.A., or AIX, is engaged in the supply of the infrastructure of ducts for the installation of fiber-optic cables along highways of the state of São Paulo. It provides services to Telemar and Pegasus Telecom S.A.

     Telemar Internet Ltda.

          Telemar Internet Ltda., or Telemar Internet, is an internet access provider, wholly-owned by Telemar, which started operations in February 2005, under the brand name “Oi Internet”. Telemar Internet is the successor ABS 52 Participações Ltda., a former wholly-owned subsidiary of Telemar that used to provide installation, maintenance, construction and network operation services.

     TNL Contax S.A.

          TNL Contax S.A., or TNL Contax, is a company with approximately 38,000 employees that renders outsourced call center services to our subsidiaries Telemar and Oi and to third party customers, including major financial institutions. TNL Contax was created to take advantage of the significant growth opportunities in the Brazilian market of outsourced contact centers.

          In December 2004, TNL’s shareholders voted to approve the spin-off of TNL Contax to TNL shareholders on a pro rata basis by means of a capital reduction in TNL to be paid in assets. This decision was aimed at promoting separate focus on TNL’s telecommunications business and TNL Contax’s call center service activities and business strategy and allowing a separate, more objective valuation of these two businesses. To effect the spin-off, TNL created a wholly-owned subsidiary named Contax Participações S.A. and capitalized this new subsidiary with all of its shares in TNL Contax, along with certain other assets and liabilities related thereto. The spin-off process has still not been concluded and the distribution of Contax Participações S.A. shares to shareholders of TNL is dependant upon several administrative approvals such as the registration with the SEC and the CVM.

          Set forth below is our organizational chart, showing our principal subsidiaries as of December 31, 2004.

Region I

          Our concession and license from the Brazilian Government authorizes us to provide fixed-line and wireless telecommunications services, respectively, in Region I, which consists of

16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed and 1.8% of the total population of Region I.

          Region I covers an area of 5.4 million square kilometers, representing approximately 64% of the country’s total area and generates approximately 41% of Brazil’s gross domestic product. The population of Region I is 99.0 million, representing 54.5% of the total population of Brazil. Region I has 119 municipalities with populations in excess of 100,000 inhabitants. In 2002 (the last year for which official data are available), per capita income in Region I was approximately R$5,737 per year, varying from R$1,494 in the state of Maranhão to R$11,459 in the state of Rio de Janeiro.

          The following table sets forth key economic data, compiled by the Instituto Brasileiro de Geografia e Estatística, or IBGE, for the states in which Telemar operates.

Key Economic Data on the States of Region I

		Population	% of gross
	Population	per square	domestic	Per capita
	(million)	kilometer	product	income R$
State	(2004)	(2004)	(2002)	(2002)
Rio de Janeiro	15.2	347.9	12.64	11,459
Minas Gerais	19.0	32.4	9.32	6,755
Bahia	13.7	24.2	4.61	4,629
Pernambuco	8.3	84.7	2.71	4,482
Pará	6.9	5.5	1.90	3,887
Amazonas	3.1	2.0	1.86	8,374
Espírito Santo	3.4	72.7	1.84	7,631
Ceará	8.0	53.6	1.80	3,129
Paraíba	3.6	63.2	0.86	3,311
Rio Grande do Norte	3.0	56.1	0.86	4,039
Maranhão	6.0	18.1	0.85	1,494
Sergipe	1.9	88.3	0.71	5,082
Alagoas	3.0	107.4	0.65	3,012
Piauí	3.0	11.8	0.46	2,113
Amapá	0.5	3.8	0.20	2,233
Roraima	0.4	1.7	0.11	4,162

Total	99.0	—	41.4	—

Source:	IBGE.

Map of Region I

          Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I, in particular. See “Item 3. Key Information—Risk factors—Risks relating to Brazil”.

Our operations

     Fixed-line services

          Our fixed-line telecommunications services consist of:

•	local services in Region I, including installation, monthly subscription, measured service, collect calls and supplemental local services;

•	intraregional long-distance services within Region I, interregional long-distance services, primarily between Region I and Regions II and III, and international long-distance services primarily from Region I, placed through fixed-line and wireless telephones using our long-distance Carrier Selection Code (Código de Seleção de Prestadora), or CSP, which in our case is represented by number 31, or CSP 31;

•	connection of calls placed from fixed-line telephones in Region I to mobile telephones or “fixed-to-mobile services”;

•	usage of our network to complete calls initiated by customers of other telecommunications service providers, or network usage;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services, to corporate customers, such as 0800 (toll free) services;

•	public telephone services; and

•	data transmission services, comprising the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and Internet Service Providers, or ISPs, Internet Protocol, or IP, ADSL and other data transmission services.

     Local services

          Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in Region I. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intraregional long-distance telecommunications services in Region I. Embratel is also selling lines under a local fixed-line project, pursuant to authorization granted by Anatel on August 9, 2002. See “—Competition”.

          Local services also include additional and value-added services such as ISDN lines, which allow voice, data, image and sound transmission supported by two digital lines permitting the user to use simultaneously, for example, voice transmission and the Internet. We also offer in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, increasing the speed and optimizing the client’s telephone system.

          On August 7, 2002, Telemar received an authorization from Anatel in connection with our early satisfaction of Anatel’s universal service targets to provide local services in Region II and Region III. Although we continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not plan to offer local services to residential customers in Region II and Region III at this time.

     Intraregional (intrastate and interstate) long-distance services

          Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as intraregional long-distance calls. Intraregional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states in Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, Anatel implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code. In July 1999, in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states in Region I, and we began providing interstate long-distance services between the states in this Region. On June 7, 2004, Anatel released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long-distance calls between neighboring areas started being charged as local calls. In Region I, the number of local areas was reduced from 4,289 to 2,920. Since Telemar has anticipated the enactment of these new rules, Telemar has been rebalancing its rates for long-distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “—Competition—Intraregional long-distance”.

     Interregional and international long-distance services

          Our interregional long-distance services consist primarily of calls between a location within Region I and a location in Region II or Region III. International long-distance services consist primarily of calls between a location within Region I and a location outside Brazil.

          Upon meeting certain universal service targets in the second quarter of 2002, Telemar commenced providing interregional long-distance services originating from Region I in July 2002. For that purpose, we entered into interconnection agreements, mainly with Telesp (Region III) and Brasil Telecom (Region II), to interconnect directly with their networks.

          In addition, we commenced providing international long-distance services originating from Region I in July 2002 using the wireless telecommunications services license granted to Oi, even though our fixed-line customers access these services through the use of CSP 31, our long-distance Carrier Selection Code. For that purpose, we concluded several international agreements to interconnect our network with those of the main telecommunications services providers worldwide.

          In February 2003, we began to offer fixed-line interregional and international long-distance services originating in Region II and Region III using the same wireless telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide wireless telecommunications services in Region I and an authorization for Telemar to provide local and long-distance services originated in Regions II and III.

     Fixed-to-mobile services

          Fixed-to-mobile services consist of calls originated from our fixed-line customers to customers of wireless service providers, including Oi. Such services also include collect calls made by customers of the wireless service providers to our fixed-line customers. For a discussion of how we bill for fixed-to-mobile services, see “Rates—Fixed-to-mobile rates”.

     Network usage services

          In 1998, Anatel adopted the call-by-call selection as the competition model for both national and international long-distance calls, and Telemar, as incumbent of the Public-Switched Telephone Network, or PSTN, local services within Region I began to charge local network usage on a per-minute basis, or TU-RL, in all the long-distance calls, national and international, originated or terminated on our fixed-line network.

          Due to Telemar’s incumbent position in local fixed-line services in Region I, Telemar has a dominant position in the network usage services market. Telemar has interconnection agreements with all fixed-line incumbents and competing fixed-line companies.

          Similarly, Telemar also charges network usage on a per-minute basis for local and long-distance calls originated in wireless phones, in addition to Personal and Specialized Wireless Services, or SMC, SMP and SME/Trunking, terminated on Telemar’s fixed-line network. Telemar has interconnection agreements with all companies that offer these types of services, a total of 31 agreements.

          Telemar also charges long-distance network usage, or TU-RIU, of all national and international long-distance calls: (i) terminated on Telemar’s network and delivered by a long-distance carrier or wireless operator for completion in a local area which is different from the final destination of the call, or (ii) originated on Telemar’s network and captured for completion by other long-distance carriers in a different local area from where the call originated.

          Nevertheless, long-distance carriers and wireless operators may avoid paying long-distance network usage to Telemar by establishing a presence in direct interconnection routes with Telemar’s last-mile network. In order to protect its network usage services, in 2002, Telemar created a new type of long-distance network usage service, called National Transportation, or PTN, creating a competitive alternative to the flat TU-RIU fees, with discounts based on traffic volume and geographic distribution.

          In 2002, Telemar started to offer to international carriers the option to terminate their Brazilian inbound traffic through Telemar’s network, as an alternative to Embratel and Intelig. Telemar charges international carriers a per-minute rate, based on terminal type (fixed or mobile) and local area destination, on a nationwide basis.

          Oi’s wireless telecommunications services network is directly interconnected to the national and international long-distance networks of all companies operating in Region I and all wireless operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing its customers with automatic access to roaming services when traveling to Brazilian areas where wireless telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged per minute, or VU-M, when customers of other fixed-line or mobile operators use the wireless network to complete a call to Oi’s customers in Region I.

     Wireless telecommunications services

          As of December 31, 2004, Oi had a presence in some 687 municipalities, in the 16 states of Region I. As of December 31, 2004, Oi had approximately 6.9 million subscribers. According to Anatel’s estimates, Oi had a market share of 23.5% in Region I and the penetration rate of wireless services in the total population of our region was 29.9%. Revenues from wireless telecommunications services arise from (i) usage fees for outgoing calls made and value-added services such as access to the Internet, data transmission, short messages, call forwarding, call waiting, and call blocking; (ii) monthly subscriptions; (iii) roaming; (iv) interconnection fees received from other operators on incoming calls; and (v) sales of handsets. The average customer base of Oi is divided into approximately 86% prepaid, and 14% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold, and special services, depending on the type of handset, such as WAP and GPRS. Prepaid plans offer reduced rates at certain times of the day.

     Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes of usage allowed. Such cards are valid for a stated period of time following activation.

     Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

     Rates vary according to the subscriber’s service plan, and the call origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than 30 seconds. After the first 30 seconds of the call, users are billed for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees (which include certain usage minutes) in addition to usage fees. During 2004, monthly subscription fees accounted for 17.6% of mobile service revenues.

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

  Public telephone services

     We own and operate public telephones throughout Region I. As of December 31, 2004, we had 661,972 public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Revenue recognition and accounts receivable”.

Data transmission services

     We provide a variety of customized, high-speed data transmission services to our customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34 Mbps and 155 Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, ISPs and corporate customers. Other telecommunications service providers, particularly wireless service providers and ISPs lease trunk lines from us for use within their stand-alone networks, and many of our large corporate customers lease lines for use in private networks that link different corporate websites. We also provide large scale IP Solutions (dedicated, dial-up and broadband) to most of the leading ISPs in Brazil. We offer high-speed Internet service and other data transmission services using ADSL technology to residential customers, as well as small and medium-sized business customers.

     We provide these data transmission services using Telemar’s region-wide data transmission network and multi-service network platform and Pegasus’ nationwide fiber-optic and radio network.

     We expect the Internet service market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. Telemar holds agreements for the joint provisioning of international data services with several relevant international carriers. These international alliances will further enhance our strategy of offering bundled telecommunications services to Brazilian customers. We provide broadband Internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2004, we had sold approximately 41,000 ISDN and 496,000 ADSL subscriptions.

     The ADSL technology allows high-speed transmission of voice and data signals, on a single copper wire pair for access to the network. In 2002, Telemar began offering an ADSL broadband product allowing high-speed Internet service under the brand name Velox, targeting the retail segment. Since voice transmission through telephone lines uses only one of many possible frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line which, in turn, is connected to certain DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. As a result, customers can use the telephone line simultaneously with the Internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription rate, irrespective of their actual connection time to the Internet.

Rates

     Rates for fixed-line telecommunications services are subject to comprehensive regulation. Telemar’s Concession Agreement establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of a maximum rate, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the maximum rate includes all of the services in the Basic Service Plan (as defined below), such as installation charges, monthly subscription fees and measured services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long-distance services, which are determined based on five rate categories that vary with the time of day and the distance between the caller and the recipient, and network usage fees.

Local rates

     Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or trunks. The monthly subscription includes the use of 100 pulses per month for residential and 90 for nonresidential and trunks, which will be charged regardless of whether the actual local usage is lower. If this limit is exceeded, the customer will incur additional measured pulse charges.

     Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses which occur system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

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

	Year ended December 31,
	2002(1)	2003(1)	2004(1)
	(nominal reais)
Average rates for local telephone service:
Monthly subscription:
Residential	17.81	20.60	23.49
Commercial	26.90	30.57	35.91
Private Branch Exchange—PBX	30.38	29.73	33.06
Measured service (per pulse)	0.069	0.079	0.090

(1)	Average of monthly rates, net of taxes.

Fixed-to-mobile rates

     Mobile telecommunications service in Brazil, unlike in North America, is offered on a “calling-party-pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling-party-pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Aside from the “calling-party-pays” system, there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge our fixed-line service customers per-minute charges based on either VC1 (local), VC2 (intrastate) or VC3 (interstate) rates when a fixed-line service customer calls a wireless subscriber within Region I. In turn, we pay the wireless service provider a charge for the use of the mobile network in completing the call.

     Effective February 12, 2004, upon authorization received from Anatel, we increased our fixed-to-mobile service rates by an average of 7.0%.

     The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year ended December 31,
	2002(1)	2003(1)	2004(1)
		(nominal reais)
Per-minute charges for calls made to wireless telephones:
VC1	0.36	0.45	0.49
VC2	0.74	0.89	0.96
VC3	0.84	1.01	1.09

(1)	The amounts represent an annual average of rates, net of taxes.

Intraregional and interregional long-distance rates

     Rates for intraregional and interregional long-distance calls (intrastate as well as interstate) are computed on the basis of the time of day, day of the week, as well as duration and distance of the call and vary depending on whether special services, such as operator assistance, are used. The following table sets forth selected information on our domestic long-distance rates during the periods indicated.

	Year ended December 31,
	2002(1)	2003(1)	2004(1)
	(nominal reais)
Domestic long-distance rates(2):
0 to 50 km	0.18	0.21	0.22
50 to 100 km	0.26	0.28	0.30
100 to 300 km	0.27	0.29	0.31
Over 300 km	0.31	0.32	0.35

(1)	Average of monthly rates, net of taxes.

(2)	Per-minute rates for a domestic long-distance call, between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

Network usage rates

     Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long-distance service providers to complete calls originating or ending on our network; and

•	Mobile service providers operating to complete calls ending on our network.

     The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.

     The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year ended December 31,
	2002(1)	2003(1)	2004(1)
	(nominal reais)
Network usage rate (local)	0.050	0.052	0.051
Network usage rate (long-distance)	0.080	0.087	0.097

(1)	The amounts represent an annual average of monthly rates, net of taxes.

     With respect to Oi, we charge the service provider on whose network the call originated a rate per each minute of usage of our wireless network. There was a tariff adjustment authorized by Anatel on February 6, 2004, increasing the wireless network usage rate by 7.7%, to R$0.3729 per minute, net of taxes.

Anatel rate adjustment dispute

     On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long-distance services and network usage as provided for in the Concession Agreement. The approved rate increases were equal to an average of 28.75% for local services, 24.85% for domestic long-distance services and 10.54% for international long-distance services. The rate adjustments were applied to all telecommunications companies and gave rise to a number of lawsuits throughout Brazil questioning the use of the IGP-DI Index for these adjustments and requesting that the IPCA Index be adopted instead to adjust the rates of telecommunications services in Brazil.

     After much litigation as to which index (whether the IGP-DI or the IPCA) should be used to adjust telecommunications tariffs and a period of time in which telecommunications operators were required by a court order to adopt the IPCA Index, one of the superior courts of Brazil (Superior Tribunal de Justiça), or STJ, settled the issue and allowed the fixed-line telecommunications companies to make their rate adjustments for 2004 based on the IGP-DI Index (as established in the Concession Agreement) and offset the difference in rates for having used the court-ordered IPCA Index throughout 2003 in lieu of the IGP-DI Index. As a result of this set-off and to avoid a sudden adjustment in a single increment, we were allowed to, and did, adjust our rates for 2004 in three gradual steps on June 30, September 1 and November 1 of that year. See “Item 5. Operating and Financial Review and Prospects—Telecommunications service rate adjustments” and “Item 8. Financial Information—Legal proceedings—Regulatory proceedings—Anatel rate adjustment dispute”.

     The following table sets forth the adjustments in rates for various services approved by Anatel for 2003 pursuant to the IGP-DI Index and as actually enforced by the court’s temporary order for that same year pursuant to the IPCA Index. The three-step adjustment for 2004 in June, September and November of that year are also shown in the following table.

	2003(1)	2003(2)	2004(3)	2004(4)	2004(5)
Local services basket	28.75%	16.07%	6.89%	4.37%	4.19%
Installation	41.75	(16.67)	(19.00)	3.57	3.44
Residential subscription	25.60	17.24	7.43	3.57	3.44
Nonresidential subscription	41.75	17.24	7.43	9.56	8.73
Trunk subscription (PBX)	41.75	11.22	7.43	3.57	3.44
Pulses	25.60	17.24	7.43	3.57	3.44
Phone credits	24.60	17.24	7.43	3.18	3.08
Change of address	30.05	17.24	7.43	5.46	5.18
Local interconnection	14.34	3.07	(10.47)	5.47	5.18
Domestic long-distance basket	24.85	12.55	3.20	5.46	5.18
Long-distance interconnection	24.85	12.55	3.20	5.46	5.18
12-month Index Rate (through May)	30.05%	17.24%	7.97%

(1)	Anatel, June 27, 2003, percentages based on IGP-DI.

(2)	Court-ordered, September 26, 2003, percentages based on IPCA.

(3)	Regular adjustment, June 30, 2004, percentages based on IGP-DI.

(4)	September 1, 2004 gradual compensation for using IPCA instead of IGP-DI in 2003 rate adjustment.

(5)	November 1, 2004 gradual compensation for using IPCA instead of IGP-DI in 2003 rate adjustment.

Data transmission rates

     Rates in the data transmission segments are wholly market-driven and outside of the usual public regime regulatory purview of Anatel. See “Competition—Data transmission services”.

     The majority of revenues from data transmission services are generated by monthly line rental charges for private leased circuits to corporate customers, Internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some wireless service providers use our network to connect wireless central switching stations to wireless radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

Wireless rates

     Wireless telecommunications service providers are authorized to price services at their option, provided that offers are part of a service plan approved by Anatel. The maximum price is adjusted at least on an annual basis, as set forth in the service plans, taking into account a productivity rate established by Anatel. Providers must offer their users the “Basic Service Plan”, which is a service plan highly regulated by Anatel with the equivalent of a minimum of 40 minutes per month. Providers also may offer non-discriminatory alternative plans to complement the Basic Service Plan. Although subscribers cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.

     The following table sets forth selected information about average rates for some of our most popular retail service plans as of December 31, 2004, net of taxes.

	Oi 40	Oi 80	Oi 160	Oi 300
Minutes included in service plan	40	80	160	300
Monthly subscription fee	R$23.44	R$35.87	R$57.02	R$81.76
Per-minute rates:
Additional minutes (local rate)	R$ 0.52	R$ 0.42	R$ 0.36	R$ 0.27
Remuneration for network usage (VU-M)	R$ 0.37	R$ 0.37	R$ 0.37	R$ 0.37
Intrastate long-distance (VC2)	R$ 0.69	R$ 0.64	R$ 0.62	R$ 0.58
Interstate long-distance (VC3)	R$ 0.69	R$ 0.64	R$ 0.62	R$ 0.58
Other:
Short message service – SMS (per message)	R$ 0.18	R$ 0.18	R$ 0.18	R$ 0.18
GPRS (per kbyte)	R$ 0.01	R$ 0.01	R$ 0.01	R$ 0.01

     We also offer wireless telecommunications services to our customers on a prepaid basis, charging an average of R$0.73 per minute on local calls, excluding taxes, as of December 31, 2004.

Taxes on telecommunications services

     The cost of telecommunications services to the client includes several taxes and contributions. The rates we charge our clients includes the remuneration for the services and state and federal taxes and contributions. The average rate of all these taxes and contributions, as a percentage of the consolidated gross operating revenue, was 27.9% in 2004. The primary tax is the value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços), or ICMS, assessed by states at varying rates. The ICMS rate is set on average 25%, except for the states of Rondônia (35%), Pará, Paraíba, Mato Grosso, Rio Grande do Sul e Rio de Janeiro (30%), Pernambuco (28%), Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná e Mato Grosso do Sul (27%) and Goiás (26%). In June 1998, the State Secretaries of Treasury (Secretarias da Fazenda Estadual) approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such contributions. See “Item 8. Legal Proceedings—Tax proceedings”.

     Telecommunications rates are also grossed up to account for two federal contributions levied on gross operating revenue: the Program for Social Integration (Programa de Integração Social), or PIS, and the Contribution for Financing of Social Security (Contribuição para Financiamento da Seguridade Social), or Cofins, calculated at a combined rate of 2.65% until February 1999, and of 3.65% from March 1999 until December 2002. Beginning in December 2002, PIS turned into a non-cumulative contribution, realized when the companies reduce the amount of PIS over operating revenue and financial gains, with credits from PIS included in the prices of acquired services and materials, as well as on financial expenses from loans and financing with Brazilian entities which have been suspended as of May 2004. The federal government increased the rate from 0.65% to 1.65% as of December 2002 in order to maintain actual collection levels. However, the federal government excluded revenues from telecommunications services using this new method. Nevertheless, it is utilized for revenues from sales of mobile phones, call center services, financial income and other revenues other than telecommunications services.

     Following the new method for PIS, beginning in February 2004, Cofins also became non-cumulative, having the tax rate increased from 3.0% to 7.60%. Telecommunications and call center services were also excluded from this change. Therefore, beginning in February 2004, the revenues other than telecommunications (as described above) has been taxed at a combined rate of 9.25%.

     As of August 2004, interest income was no longer the basis for calculation of PIS and Cofins, except for the income from interest on capital and swap results, according to Federal Law 5,164 of July 30, 2004.

     Since our main revenues were not affected by this change of methodology, the net impact on net income was R$26.0 million and R$48.3 million in 2003 and 2004, respectively.

     The federal government, in 2000, created the Fund for Universal Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or Fust, and the Fund for Technical Development of Telecommunications (Fundo para o Desenvolvimento

Tecnológico das Telecomunicações Brasileiras), or Funttel. Such contributions have been charged to the telecommunications companies since 2001. Those contributions, although not included in the price of the rendered service, are levied on net telecommunications revenues. As of 2004, we started to calculate Fust and Funttel on all of our net revenue, including network usage, but less interconnection costs. This process has a retroactive effect for Fust since its inception. This process was changed according to Anatel’s understanding and is calculated at a rate of 1% (Fust) and 0.5% (Funttel).

Billing and collection

Fixed-line services

     Telemar sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long-distance calls, calls terminating on a wireless network, toll-free services and other services such as call waiting, voicemail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer’s checking account or by direct payment to a bank.

     Payments are due within an average of 15 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2004, 14.3% (18.8% in 2003) of all accounts receivable were outstanding for more than 30 days, and 6.4% (9.8% in 2003) were outstanding for more than 90 days. In line with rules established by Anatel, we may restrict a customer from making outgoing calls when an account is over 31 and up to 60 days past due, restrict a customer from receiving incoming calls when an account is over 61 and up to 90 days past due and completely disconnect a customer when an account is over 91 and up to 120 days past due, provided a 15-day warning has been issued to such customer. The disconnection process thus comprises several stages, including customer’s notification regarding overall credit restrictions (credit protection agencies), until the line disconnection due to non-payment.

	Restriction of Services /
Outstanding Bills	Collection Process	% Loss Provided For
Over 30 and up to 60 days	Restriction to make calls	0
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Cut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

Fixed-line network usage services

     Telemar is remunerated by other telecommunications operators for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. We have billing agreements with Embratel and Intelig, so that when a long-distance call carried by another telecommunications provider is originated on our network, we bill that provider’s customer, retain any access fee for use of our network and transfer the balance to Embratel and Intelig.

     Telesp remunerates us directly for calls which originate in Region III and terminate in our network. Beginning in January 2004, Brasil Telecom has started doing the same for calls which originate in Region II and terminate in our network.

     We also receive revenues from wireless service providers that interconnect with our fixed-line network to complete mobile originated calls directed to our fixed-line customers.

Wireless communications services

     Oi bills its wireless postpaid customers on a monthly basis and itemizes charges in the same manner as Telemar bills its fixed-line customers. See “—Fixed-line services”. In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges.

     The collection policy adopted by Oi, following rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 30 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by the credit protection organizations until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account, among other things, the length of the subscription, bill amount and greatest delays. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer.

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

     Oi is also remunerated by other wireless companies for the use of its network. With the migration of most wireless companies to SMP, they started to adopt a clearing system, based on “bill and keep” for local mobile-to-mobile traffic. As of July 2003, payments are made only on the amount that exceeds the 45/55% traffic balance between two operators. Accordingly, both service revenues and interconnection costs have been reduced.

Network and facilities

Fixed-line network

     Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31, 2004, the access network connected approximately

17.4 million fixed-telephone lines and 591,128 installed ADSL lines. ADSL is already present in 204 localities. Our installed network remained the same during 2004 as compared to 2003 and the lines in service increased by approximately 100,000, as a result of several measures taken during 2004 to optimize investments made and the disconnection of analog terminals in order to reduce network maintenance costs.

     Our Public-Switched Telephone Network is almost fully digitalized and, as of December 31, 2004, connected homes and businesses in more than 8,200 cities, towns and villages to approximately 20,000 digital telephone switches and concentrators across our coverage area. As of December 31, 2004, another 8,600 villages are attended by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.

     The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and for year ended
	December 31,
	2002		2003	2004
Installed access lines (million)	17.5		17.4	17.4
Access lines in service (million)	15.1		15.1	15.2
Average access lines in service for year ended (million)	15.0		15.0	15.0
Percentage of installed access lines connected to digital exchanges	98.5		98.9	99.1
Employees per 1,000 access lines installed	0.7		0.5	0.5
Public telephones in service (thousand)	714.3		662.1	662.0
Local call pulses for year ended (billion)	23.0		22.6	20.5
Domestic long-distance call minutes for year ended (billion)	8.2	*	9.4	8.8
International call minutes for year ended (million)	4.8	*	48.0	66.8
Broadband access lines in service (thousand)	41.0		217.0	495.7

*	Interregional and International calls carried as of July 2002.

     As of the privatization of Telebrás, our long-distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission facilities of Telemar by investing in an interstate network. The deployment and expansion of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 21,000 km of new fiber-optic cables connecting the major capitals and large cities located in Region I. Fiber-optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long-distance broadband services.

     Our long-distance network is equipped with cross connect (DXC), synchronous digital hierarchy (SDH) and dense wavelength divisions multiplexing transmission systems. It has an initial capacity of 20 Gbps (gigabytes per second) and is comprised of “self-healing rings” and “mesh networks” with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, Internet and data transmission services and other telecommunications providers’ demand for transmission facilities.

     We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. Approximately 300 towns are reached through small satellite earth stations and other 500 small villages are reached through public telephones satellite stations. These satellite services may include Internet access and access to corporate data applications. Hispamar Ltda., or Hispamar, a Spanish-Brazilian consortium created in November 2001 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula) and Telemar, invested nearly R$1.0 billion in the construction of the Amazonas satellite, which was manufactured by Astrium (EADS Space Company). The Amazonas satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The launch of the Amazonas satellite has put Hispamar into direct competition for satellite services with StarOne, a subsidiary of Embratel. The Amazonas satellite has the highest capacity of any satellite operating in Brazil, providing both C and Ku bands and on-board switching. Telemar entered into an agreement with Hispamar in December 2002 which provided Hispmar with the right to use Telemar’s geostationary orbital position (acquired with the privatization of TNL) and Telemar with most of the satellite capacity required by its network for the next 15 years. The price assigned to the orbital position was set at R$28.7 million according to an independent appraisal. In December 2002, Telemar obtained a minor stake in Hispamar and is currently conducting negotiations to define its share participation, which we estimate will not exceed 20% of total shares.

     During 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access due to geographical conditions. The satellite network comprises 300 satellite earth stations located in lesser-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Fortaleza, Salvador and Rio de Janeiro. This satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.

     Until December 2001, the Company had 10 network management structures. From January through April 2002, a national network operations center, or NOC, was completed in Rio de Janeiro to centralize Telemar’s network remote monitoring activities. Network monitoring and configuration platforms, located at our NOC in Rio de Janeiro, perform failure monitoring, configuration management, performance analysis and tariff engineering for the entire network.

Data transmission network

     Our data transmission network is an integration of various sub-networks that support a variety of data transmission services and includes:

•	our satellite network, which utilizes VSAT technology;

•	our TDMA/SDH network, which provides dedicated lines with some 5,911 points of presence as of December 31, 2004; and

•	our Pegasus network, a metropolitan and long-distance optical backbone stretching from Porto Alegre to Curitiba to São Paulo and to Brasília, which utilizes SDH and DWDM transport platforms and the same IP, ATM and Frame Relay platforms used by Telemar in Region I.

     Our ATM network with its fully integrated management system is available in some 540 locations, with approximately 961 points of presence. The ATM network provides:

•	public packet switching data services suitable for a wide range of data applications;

•	site-to-site and multi-site WAN connectivity;

•	Frame Relay data services from 64 Kbps up to 34 Mbps;

•	ATM data services supporting access rates from 2Mbps to 622Mbps;

•	dedicated site-to-site transmission at speeds ranging from 64Kbps to 2Mbps;

•	Aggregation network for ADSL platform; and

•	access for our IP network.

     Our Dial-up IP platform supports dial-up access from the public-switched telephone networks or LANs, WANs and online data applications. The platform provides 239,310 active dial-in access gates as of December 31, 2004.

     We operate an Internet backbone network and a fully IP-routed network, which provides a backbone for all Internet dedicated and dial-up services and virtual private network, or VPN, IP MPLS offerings. Our Internet backbone connects to the public Internet via international links or via peering links with its peer ISPs. The IP network is present in 185 locations, with 961 points of presence, as of December 31, 2004.

     Our broadband network uses ADSL as a broadband access technology using existing PSTN access infrastructure with speeds up to 1Mbps (download) and 256Kbps (upload). We have three broadband service options available to customers in ADSL-enabled areas:

•	an Internet service for residential customers that allows customers to use the Internet through their existing telephone lines without tying up their phone lines;

•	an Internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL Internet access.

Wireless network

     As of December 31, 2004, Oi’s wireless network covered 687 municipalities, over 80% of the urban population in Region I, consisting of 23 switching and control stations, 9 home location registers (HLRs), 114 radio base station controllers, 4 signaling transfer points and 3,890 active radio base stations. Oi’s network is directly interconnected to the national and international long-distance fixed-line telephone networks of the companies operating in Region I and all mobile operators of Band A, B, C and E in Region I. In Regions II and III, we have roaming agreements with several GSM mobile operators, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Telemar. As of December 31, 2004, our switching stations had capacity to serve approximately 7.8 million subscribers. Nokia, Siemens and Alcatel are the major suppliers of our network equipment.

Quality of service

     We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients, as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. At December 31, 2004, the percentage of installed lines connected to digital switching centers was 99.1%. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

     In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.

     We must also comply with the provisions of the General Plan on Quality and with the terms of our Concession Agreement. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” and “—Regulation of the Brazilian telecommunications industry—Quality of services—General Plan on Quality”.

Competition

Overview

     The implementation of the Brazilian telecommunications regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in a decrease in prices, in real terms, for telecommunications services driven by increasing competition, implementation of new technology and regulatory oversight. Until 1999, we were the only supplier of public local fixed-line and intrastate telecommunications services in Region I. In January 1999, Intelig presented the winning bid to provide intrastate and interstate long-distance services in Region I to compete with Embratel and Telemar. In February 1999, Vésper S.A. presented the winning bid to provide local and intraregional long-distance services in Region I in competition with Telemar. In July 1999, Embratel began competing with Telemar by providing intrastate long-distance services in Region I, and we began providing interstate long-distance services in competition with Embratel. In January 2000, Vésper began providing local fixed-line services in Region I, causing it to compete with Telemar. Also, Intelig began providing interstate and intrastate long-distance services in Region I, resulting in further competition with Embratel and Telemar. Telesp, which was granted authorization to provide intraregional and interregional long-distance services in April 2002, also began providing such services during the first quarter of 2003. Embratel, which was granted authorization to provide local services in August 2002, also began providing such services in Region I during the first quarter of 2003. In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers.

     On December 2, 2003, Embratel finalized the acquisition of Vésper. With Vésper’s acquisition, Embratel has widened its range of clients in local telephony, which had previously focused solely on the corporate segment. Embratel has utilized Vésper’s penetration in the residential, as well as small- to medium-sized business markets to increase its revenues in this segment.

     MCI, which had been engaged in a Chapter 11 reorganization process since October 2003, sold its controlling interest in Embratel in July 2004 to Telmex, the leading telecommunications provider of Mexico and, through its other affiliates, one of Telemar’s main competitors. This acquisition is likely to have some impact on Telemar’s competitive environment. During the fourth quarter of 2004, Embratel refinanced its debt at a lower cost and proposed a capital increase to strengthen its financial position. A stronger balance sheet may allow Embratel to compete more effectively. Further, América Móvil, an affiliate of Telmex, is the controlling shareholder of a number of mobile operators in Brazil which, operating under the brand Claro, occupied the second and third largest position in the wireless market in the country as of December 2004 and March 2005, respectively. Telmex is also present in Brazil through data-related assets that have been acquired from AT&T Latin America.

     In March 2005, Telmex consummated its acquisition of a minority participation in the Brazilian cable and broadband operator, Net Serviços de Comunicação S.A. Net Serviços’s controlling shareholder is Organizações Globo, one of the largest media conglomerates in Latin America. The potential synergies between Telmex’s telecommunications activities and media in Brazil can be expected to increase competition, particularly in the corporate market and long-distance. Moreover, Telmex could purchase control of Net Serviços pending the approval of a bill that is under review in the Brazilian Congress allowing foreign companies to take control of media companies.

Local

     In connection with its winning bid in February 1999 for the operating license to provide local and intraregional long-distance fixed-line services in Region I, Vésper paid R$60 million, the minimum price set by the Brazilian Government. Vésper also agreed with Anatel to carry out a yearly network expansion plan. In order to allow effective competition in public local telecommunications services, Anatel allowed Vésper to use wireless local loop technology, or WLL, an alternative technology system that connects subscribers to the public-switched telephone network using radio signals instead of copper cables, speeding up installation and expansion procedures. In January 2000, Vésper began operations initially serving the main cities in the Region I, including all 16 state capitals and 13 other municipalities. We believe that, as of December 31, 2004, Vésper had approximately 443,000 local lines in service in Region I.

     During 2002, both Embratel and Telesp were authorized by Anatel to start providing local fixed-line services in Region I. As a result, competition may increase in local fixed-line services to corporate clients. Brasil Telecom received Anatel’s certification with regard to the early attainment of its network expansion and universal service targets in January 2004. We expect that Brasil Telecom will begin providing local services in Region I primarily to corporate clients.

     In order to stimulate increasing competition in local services, Anatel is requiring that we unbundle our local network, allowing other companies to offer services using our platform. On May 12, 2004, Anatel set forth certain terms and conditions to be followed in order to make our local access network available to our competitors. The two models defined by Anatel were line sharing and full unbundling. Anatel has not yet defined applicable prices for either model. Competition in local services for our high-end customers could increase as a result of the introduction of these new rules by Anatel. See “—Regulation of the Brazilian telecommunications industry—Interconnection Rates”.

Fixed-to-mobile

     Competition in fixed-to-mobile services is directly related to competition in local telephone services, since local calls represent the majority of the revenues derived from fixed-to-mobile services. As the rates charged for fixed-to-mobile calls are more expensive than other types of calls, the fixed-to-mobile service is more vulnerable to competition from mobile-originated calls.

Intraregional long-distance

     Embratel, Intelig, Telesp and Brasil Telecom are authorized to provide intrastate long-distance services in Region I. Embratel began providing intrastate long-distance services in July 1999, Intelig in January 2000 and Telesp in March 2003. Brasil Telecom has also been authorized to provide such services in January 2004.

     Telmex, the leading telecom provider of Mexico, consummated its acquisition of MCI’s controlling interest in Embratel, one of Telemar’s main competitors, in July 2004. Telmex is also a related party to América Móvil, which is the controlling shareholder of important mobile operators in Brazil which, operating under the brand Claro, occupied the second and third largest position in the wireless market in the country as of December 2004 and March 2005, respectively.

     Intelig, which was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel in January 1999, is controlled by National Grid, the owner and operator of the electricity transmission network in the United Kingdom, and by France Telecom, one of the world’s leading telecommunications carriers, and by Sprint, one of the largest long-distance carriers in the United States. Telesp is controlled by Telefónica S.A., a global telecommunications company with operating revenues of more than U.S.$40 billion for the year ended December 31, 2004.

     Also, in July 1999, we were authorized to provide interstate long-distance services between the states within Region I in competition with Embratel, Intelig and Vésper. In conjunction with the opening of competition in the interstate long-distance market, Anatel implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code. Following the implementation of such numbering plan, we began to compete with Embratel in intrastate and interstate long-distance services and, since January 2000, we have been competing with Vésper in local, intrastate and interstate long-distance services and with Intelig in intrastate and interstate long-distance services.

     In 2004, we estimate that we have provided some 81.5% of the total intrastate and interstate long-distance fixed-line traffic within Region I. We measure our market share according to the information available from our own switches. Because we have the largest network in Region I, the vast majority of the long-distance calls originated in Region I go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.

Interregional and international long-distance

     The regional fixed-line companies, such as Telemar, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. However, because Anatel certified our early attainment of certain network expansion and universal service targets for 2003, we started providing such services in July 2002. Our interregional long-distance services represented gross revenues of R$610.9 million in 2004 and R$300.9 million in 2003. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in these traffic routes. In July 2002, we also began offering international long-distance services, using an authorization granted to us through the wireless telecommunications services license granted to Oi. In February 2003, using the same license, we began to provide interregional long-distance services originating in Regions II and III. In January 2004, Brasil Telecom obtained a license to provide interregional and international long-distance services. In 2002, Anatel granted TIM (Telecom Italia Mobile) and Telecom Americas, also known as Claro (a subsidiary of América Móvil), the right to offer services for domestic and international long-distance.

Mobile long-distance calls

     With regard to long-distance calls originated on mobile phones, Anatel issued rules in 2002 governing the migration of Band A and Band B wireless operators to a new status under the SMP regime. Since July 2003, mobile SMP operators are required to allow their subscribers to choose among different long-distance carriers, including Telemar. These new rules enhanced competition in this segment and have resulted in increased long-distance revenues for Telemar, derived from both mobile-to-mobile and mobile-to-fixed-line calls in our region.

Substitution of fixed-line services with wireless services

     Fixed-line services provided by Telemar are also subject to competition from wireless service providers, including Oi, our wireless telecommunications services subsidiary. See “—Wireless services”.

     The competition from wireless service providers is increasing, but it is still limited by the fact that tariffs for wireless calls are currently much higher than tariffs for calls on our fixed-line network. Telemar also faces competition from wireless service providers in the low end of the market through the offer of prepaid plans by wireless providers, including Oi.

Network usage services

     Competition in the provision of local network usage services is limited. However, there can be no assurance that our current local competitors, such as Vésper, which is owned by Embratel, as well as potential new entrants in the local market, such as Brasil Telecom and Telesp, will not attempt to challenge our leading position in this market in the future.

Data transmission services

     Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public-switched telephone services. We offer data services under the private regime through Telemar and Pegasus; hence, we are subject, in respect of data transmission services, to much less stringent regulations. The market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market primarily dedicated to large and medium-sized business customers.

     Fixed-line data transmission, which includes transport network and Internet access services, represented 7.3% of our total gross revenues for the year ended December 31, 2004 and 6.1% of our total gross revenues for the year ended December 31, 2003. However, data and Internet-related services have grown rapidly in Brazil as they have elsewhere, and accordingly we are preparing for expansion in this market sector. In this regard, we have increased substantially the sale of ADSL services in 2003 and 2004. ADSL services represented approximately 10.8% and 24.0% of our fixed-line data transmission services revenues in 2003 and 2004, respectively. As part of the strategic plan to expand in this market sector, in February 2005 Telemar launched the Internet service provider Oi Internet. Along with growth in volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms. Operational since January 2000, our multi-service network platform is capable of handling various IP-based applications offering reliable and safe high-speed connectivity.

Wireless services

     We compete primarily with four other groups that provide wireless telecommunications services in Region I. These groups consist of the following companies: (i) a joint venture between Telefónica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northern and Northeastern states and in the state of Minas Gerais; (ii) the Telecom Americas Group, controlled by América Móvil (marketed under the brand name Claro), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, where it acquired a Band E license in September 2004; (iii) TIM Brasil, a subsidiary of Telecom Italia Mobile, which has a presence in all of Region I; and (iv) Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Banco Opportunity, a private Brazilian investment bank, and by several Brazilian pension funds such as: Sistel, sponsored by Telemar and other Brazilian incumbent telecommunications operators; Telos, sponsored by Embratel; Petros, sponsored by Petrobrás; and Previ, sponsored by Banco do Brasil. In 2005, the controlling shareholders of Telemig Celular and Tele Norte Celular announced their intention to sell these companies, but such a transaction has not yet been consummated.

     All of our competitors have decided to migrate to the SMP system. Currently, Vivo’s network is based on the CDMA technology platform, while TIM Brasil, Telecom Américas (Claro), Telemig Celular and Tele Norte Celular are migrating their respective TDMA networks to the GSM technology platform.

Effects of competition

     The potential entry of certain competitors into our regions, the continued competition from wireless service providers, the extension of the concession agreement and the new regulations as of 2006 may have a material adverse effect on our business, financial condition, results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long-distance services in Region I may adversely affect our related revenues. We expect, however, that growth in the Brazilian economy may eventually help generate a market increase in revenues.

     Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition. See “Item 3. Key Information—Risk factors”.

Marketing

     In 2004, we incurred R$251.8 million in marketing expenses, primarily to market our fixed-line, ADSL and wireless products under the brand names Telemar, Velox, Oi and our long-distance Carrier Selection Code “31”.

     The main marketing objectives were to promote (i) our fixed-line products, such as “Global 31”, which promotes our integrated service capacity to provide our customers with both (a) interregional long-distance calls outgoing from Region I to Regions II and III and (b) international calls, by allowing customers to choose us as their long-distance provider by dialing our long-distance Carrier Selection Code (CSP 31) from any phone when placing a long-distance call (see “Item 4. Information on the Company—Our operations”); (ii) long-distance services from wireless phones through our fixed-line network; (iii) Velox, our ADSL services (broadband services) for high-speed access to the Internet; and (iv) our wireless services, through specific campaigns focusing on products addressed to certain market segments, such as prepaid and postpaid retail and corporate customers, most of such products which may be bundled with other fixed-line products.

     In 2004, we began to offer integrated promotions by bundling the different products and services provided by the Company, such as wireless communications and ADSL services, and fixed-line products and public telephone services.

     We sell our fixed-line products and services through the following marketing channels:

•	direct sales force, which focuses mainly on large corporate customers;

•	Telemar network channel comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

•	TNL Contax’s contact center; and

•	the Internet.

     We sell our wireless telecommunications services through a network of 3,483 points of sale, including third party retail outlets and our own stores, as well as through contact centers and the Internet.

Research and development

     We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

     As part of the privatization process of Telebrás, the private telecommunications operators contributed to Telebrás’s former Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações), or the Center, so that it could conduct research and development in this sector. Our latest agreement with the Center, dated March 2002, provides for the Center’s development of software and IT services. Under this agreement, Telemar disbursed approximately R$10.3 million, R$3.9 million and R$4.8 million in 2002, 2003 and 2004, respectively, for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce.

Capital expenditures

     Our 2004 capital expenditures reached R$2,062.6 million. Of this amount, 36.0% was allocated to the deployment of our wireless telecommunications services infrastructure, 20.8% for data transmission systems, 24.7% to voice transmission and 18.5% to other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.

     The following table sets forth our capital expenditures for the three-year period ended December 31, 2004.

	Year ended December 31,
	2002	2003	2004
	(million of reais)(1)
Wireless network and systems	944.9	553.9	742.1
Data transmission equipment	154.2	474.0	428.9
Voice transmission	361.7	384.6	509.1
Telecommunications infrastructure	425.1	98.6	180.9
Information technologies services	37.6	83.6	84.1
Contact center	60.3	42.6	36.5
Other	29.6	44.9	81.0

Total capital expenditures(2)	2,013.4	1,682.2	2,062.6

(1)	Columns may not add due to rounding.

(2)	Includes TMAR, Oi, TNL Contax, Telemar Internet, Pegasus and TNI.

     Our current 2005 capital expenditure budget totals approximately R$2.5 billion. We plan to finance our capital expenditures through generation of operating cash flows and long-term financings. We have budgeted 33% of the 2005 capital expenditure budget to the wireless services business and 67% to the fixed-line business.

Property, plant and equipment

     Our principal properties consist of management, retail and customer service offices located in 16 states of Region I and network infrastructure sites located throughout Region I. As of December 31, 2004, we owned 5,834 properties, of which 94.8% were operational sites. We also rented 495 properties from third parties and 373 properties to third parties, of which 24 are fully and 349 partially occupied. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment and radio base stations. Switches include local switches, mobile switches, “transfer” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.

          As of December 31, 2004, the net book value of our property, plant and equipment was R$13,770.2 million (compared to R$14,900.3 million in 2003). Buildings, land, leasehold improvements represented approximately 7.2% of the net book value of our property, plant and equipment, underground ducts, post and towers, cables and lines represented approximately 30.4% of the net book value, plant and equipment related to trunking and switching stations represented approximately 28.2%, transmission equipment represented 20.7%, construction in progress represented approximately 4.4%, and other fixed assets represented approximately 9.1%. All property and equipment which are essential in providing the services described in the Concession Agreement are considered “reversible assets”, which means that, should the Concession Agreement expire or terminate, without being renewed, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details, see Note 15 to the Consolidated Financial Statements.

Dependence on patents, licenses or contracts

          The telecommunications industry is highly regulated by the Brazilian Government through its agency, Anatel. Telemar and Oi operate under licenses from the Brazilian Government that authorize them to provide specified services and set forth certain obligations. See “—Regulation of the Brazilian telecommunications industry” and “—Our operations—Wireless telecommunications services”.

Seasonality

          Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by major seasonal variations, except for the first quarter of the year, when the economic activity is generally reduced in Brazil. Our wireless telecommunications services are affected by a seasonal increase in mobile handset sales during the second and fourth quarters of each year.

Insurance

          In observance to the provisions of the Concession Agreement, Telemar maintains the following insurance policies: (i) all risk property insurance covering all assets pertaining to the concession; (ii) business interruption insurance covering loss profits in order to guarantee the continuity of the telecommunications services provided if the economic balance required to provide those services is affected by events not already covered by property insurance; and (iii) performance bond insurance to assure that our quality and universalization targets are met.

          In addition to the above policies, we purchase directors and officers insurance to cover any breach of their duties. Our assets and liabilities that are of material value and/or exposed to high degrees of risks are also insured. For more details, see Note 31 to the Consolidated Financial Statements.

Regulation of the Brazilian telecommunications industry

     General

          Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. Telemar operates under concessions and licenses that allow it to provide specified services and set forth certain obligations that Telemar must observe. See "—Concessions and licenses”.

          Anatel is the regulatory agency for telecommunications, according to the General Telecommunications Law and the Regulations of the National Telecommunications Agency (Regulamento da Agência Nacional de Telecomunicações), dated as of October 1997. Anatel is administratively independent. Any new regulations proposed by Anatel must be open for comments by the general public. Anatel’s decisions may only be challenged in Brazilian courts.

     General policies for the regulation of the telecommunications sector

          On June 10, 2003, a presidential decree, or the Decree, was issued, outlining a number of new rules and guidelines with the purpose of consolidating a number of changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things: (i) universal access to telecommunications services; (ii) stimulation of employment and development of the Brazilian telecommunications sector; (iii) promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and (iv) the financial equilibrium of existing concession agreements. The Decree also defines certain changes to be reflected in the terms of each concession agreement to be entered into by each public regime company as of January 1, 2006.

     Concessions and licenses

          Telemar operates with two public-switched telephone networks, or PSTN, comprised of a local PSTN and a domestic long-distance PSTN, which allows it to offer local services in Regions I, II and III and domestic long-distance services in Region I. In addition, Telemar is authorized to provide data services under its transport telecommunications network service license, or SRTT, in Region I. Through its subsidiary, Pegasus Telecom, Telemar is also allowed to provide multimedia communications service, or SCM, nationwide. Telemar is also authorized to provide international long-distance services (international long-distance PSTN) nationwide and domestic long-distance services (domestic long-distance PSTN) in Regions II and III through its wireless telecommunications subsidiary, Oi. In addition, Oi also has been authorized by Anatel to provide personal wireless services, or SMP, in Region I.

          The right to provide telecommunications services is granted either through a concession or an authorization. Concessions are granted under a public regime, while authorizations are governed by private regime standards. The right to render local services in Region I have been granted to Telemar by Anatel through a concession, while in Regions II and III this right was awarded through an authorization.

          According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to quality, continuity and universality of service, network expansion and modernization. Public regime companies are also subject to Anatel’s supervision as to the tariffs that they may charge to customers. On the other hand, private regime companies are generally not subject to the requirements concerning service universalization and network modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

          Public regime companies, such as Telemar, also often offer certain services under the private regime, of which the most significant are data transmission services. Oi offers wireless services under the private regime, according to a license acquired by it on February 13, 2001. See “Our history and development—Our significant subsidiaries—TNL PCS S.A.”.

          In addition to Telemar, the companies that operate in the public regime in Brazil include two other regional fixed-line service providers (Telefónica and Brasil Telecom), one national long-distance provider (Embratel) and other secondary local operators. These four primary public regime companies are the main providers of fixed-line telecommunications services in Brazil, including local and intraregional services and interregional and international long-distance service. All other telecommunications service providers, including other companies authorized to provide fixed-line services in Region I, operate under a private regime.

     Termination of a concession

          There are a number of circumstances according to which a public regime company may have its concession terminated as listed below:

•	non-renewal upon the expiration of the concession;

•	an extraordinary situation jeopardizing the public interest, in which case the Brazilian Government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional approval and payment of adequate indemnification to the owner of the terminated concession;

•	termination by the company (though an agreement with Anatel or legal proceedings) as a consequence of an act or omission of the Brazilian Government that makes the rendering of the services excessively burdensome to the company;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal.

•	the occurrence of:

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization;

•	the transfer of the concession without Anatel’s authorization;

•	the dissolution or bankruptcy of the company; or

•	an extraordinary situation where Brazilian Government intervention, although legally possible, is not undertaken, as it would prove to be inconvenient, unnecessary or would result in unfair benefits for the company. In the event a concession is terminated in these circumstances, Anatel may take over the company’s properties and use its employees in order to continue rendering the services.

     Fixed-line services—public regime

          Each of the public regime companies operate under a concession that expires at the end of 2005. Each of the public regime companies may extend its current concession for an additional 20-year period. However, there will be new conditions set forth in the new General Plan on Quality, the new General Plan on Universal Service and the new terms set forth in the New Concession Agreement Form that will extend our concession, in each case to be determined by Anatel or the President of Brazil, as the case may be.

          On June 20, 2003, Anatel approved a new General Plan on Quality, a new General Plan on Universal Service and a new form of concession agreements under which all fixed-line telecommunications incumbents will operate as of January 1, 2006. See “—New telecommunications regulations”. The concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net operating revenues from telecommunications services of the immediately preceding year.

     Fixed-line services—private regime

          With a view to introducing competition in fixed-line telephone services in Brazil, in 1999 the federal government authorized four private-regime licenses to compete with the incumbent concessionaires. Three of these licenses were issued to providers of local and intraregional, long-distance services which would operate in the three fixed-line regions. The fourth license was issued to a licensor that would be responsible for providing intraregional, interregional and international long-distance services throughout Brazil. Currently, Vésper holds two licenses to provide local and intraregional and long-distance services in Regions I and III, GVT holds one license to provide local and intraregional services in Region II, and Intelig holds the license to provide intraregional, interregional and international long-distance services throughout Brazil. Since 2002, the number of licenses that the federal government can issue is unlimited.

     Obligations of telecommunications companies

          Similar to other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The public regime companies are also subject to a set of special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality.

     Public regime—service restrictions

Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	mergers between incumbent fixed-line services providers are prohibited; and

•	companies offering telephone services are prohibited from offering cable television services in the region in which they were granted a concession to operate, except that they can offer cable television services in the region of their concession if no other bidder participates in the bidding process that auctions the rights to offer these services in their region of operation.

          Network expansion—General Plan on Universal Service (PGMU)

          The following table sets forth our main network expansion and modernization obligations as provided in the List of Obligations at the times indicated and our performance with respect to each category of obligation at December 31, 2004.

	Company	Company obligation
	status at	at
	December 31,	December 31,
	2004	2004		2005
Minimum number of installed lines (million)	17.4	13.8	(1)	13.8
Fixed-line service available to all communities larger than (inhabitants)	600	600		300
Public telephone service available to all communities larger than	300	300		100
Maximum waiting time for installation of a line (weeks)(2)	1	1		1
Minimum number of public telephones in service (thousand)	662.0	490.7	(3)	490.7
Minimum number of public telephones per 1,000 inhabitants	8.5	7.5		8.0
Minimum public telephones as a percentage of fixed-lines	3.8	3.0		3.0

(1)	Applies only to areas where fixed-line service is fully available.

(2)	Since 2001.

(3)	Since 2001.

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

          The quality standards are measured according to the definitions and quality indicators established by Anatel. Companies are obliged to report monthly to Anatel their performance in achieving the quality goals. Additionally, the companies are obligated to provide Anatel an in-depth report and analysis on each quality goal that is not achieved. Anatel may also collect such data from companies at any time without prior notice.

          Companies that fail to achieve Anatel’s quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellation of concessions and authorizations. See “—Fines and penalties”.

          The following table sets forth information regarding our obligations at year-end 2003 through 2005 (the last year of our current Concession Agreement) and our performance with respect to each category of obligation at year-end 2004.

	Company
	performance at
	December 31,	Obligation at December 31,
	2004	2003 and 2004	2005
Dial tone within 3 seconds (% of cases)	99.9	99.5	99.5
Call completion rate during peak hours (% of calls attempted)(1)	72.0	70.0	70.0
Maximum number of uncompleted calls due to network congestion (% of calls attempted)(1)	1.4	4.0/4.0	4.0/4.0
Maximum monthly repair requests (% of lines in service)	1.7	2.0	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	5.0	10.0	8.0
Residential repair response speed (% within 24 hours)	99.2	97.0	98.0
Nonresidential repair response speed (% within 8 hours)	98.7	97.0	98.0
Public telephone repair response speed (% within 8 hours)	98.9	97.0	98.0
Operator availability during peak hours (% response within 10 seconds)	99.8	94.0	95.0
Billing complaints (per thousand bills issued)	1.4	2.0	2.0
Minimum digitalization level of network (%)	99.1	95.0	99.0
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	100.0	97.0	98.0

(1)	For local and domestic long-distance calls.

          Anatel measures our performance individually in each state in which we operate. As a result, our performance in any particular state may not meet one or more quality performance targets even if our overall performance satisfies the targets set forth in the table. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more states.

     Fines and penalties

          Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million, as well as potential revocation of the concessions. Failure to meet the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$40 million.

     Interconnection rates

          General rules regarding interconnection are described in the General Rules on Interconnection (Regulamento Geral de Interconexão) promulgated by Anatel. All operating companies providing public-interest services are required, if technically feasible, to make their networks available for interconnection, on a non-discriminatory basis, whenever such a request is made by another telecommunications provider.

          There are two methods of calculating interconnection rates that operators pay for the use of each other’s networks. Anatel sets the interconnection rates charged for the use of another operator’s fixed-local or long-distance network. Starting in July 2004, the interconnection rates to be charged for the use of another operator’s mobile network were to be freely negotiated by the market, without Anatel’s intervention, with the negotiated rates to become effective in February 2005. However, some operators, including Telemar and Oi, have still not been able to agree on new mobile interconnection rates and most likely Anatel will have to arbitrate them.

     Unbundling of local network

          Anatel currently requires public regime regional fixed-line services providers to unbundle their network elements and services. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements, which may be purchased separately by a party requesting infrastructure sharing.

          On May 12, 2004, Anatel set forth certain terms and conditions in which line sharing of our network would operate. Such conditions define price caps for several items under the line sharing system, including availability of copper pairs, which has been set at a price of R$15.42 per pair per month.

          On April 7, 2005, Telemar signed its first line-sharing contract with Embratel pursuant to the new rules established by Anatel.

     Public tariff regulation

          Under the fixed-line concession regime, concessionaires must offer a basic plan, or the Basic Service Plan, comprised of the following basic services: installation, monthly subscription, and switched local services (traffic). The tariffs charged for the Basic Service Plan are comprised of a basket of three separate fees applied to each of those basic services. The tariffs charged under long-distance concessions are comprised of a basket of 20 fees varying in accordance with three basic criteria: (i) physical distance separating callers, (ii) time of the day, and (iii) day of the week, in which the call was placed.

          A price-cap mechanism has been set to adjust the basket of tariffs charged in connection with local fixed-line and long-distance concessions. This price cap is adjusted on an annual basis pursuant to a formula set forth in the concession contract. The formula allows two sorts of adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation, as measured by the IGP-DI Index. Subsequently, Anatel applies a pre-determined productivity discount factor, or the K-factor, that reduces the tariffs charged to a consumer, in order to encourage operators to increase their efficiency. Operators have to outperform the K-factor in order to secure their profit margin.

          In the period from 2001 to December 31, 2005 (the last year of our current Concession Agreement), our tariffs and the other regional fixed-line companies will be adjusted downward, in real terms, as follows:

	K-Factor Annual Productivity Adjustments*
	2001	2002	2003	2004	2005
Fixed-line companies—local (services)	1%	1%	1%	1%	1%
Fixed-line companies—local (interconnection)	5%	10%	15%	20%	20%
Fixed-line companies—intraregional long-distance and long-distance interconnection	4%	4%	4%	5%	5%

*	Beginning in 2006, new rules will define the productivity factor to be applied in the readjustment of tariffs in accordance with the New Concession Agreement Form.

          Tariffs for individual services within the basket may be increased to the extent that the weighted average increase for the entire basket of basic services does not exceed the IGP-DI Index. We may increase the tariff for any individual service above the weighted average increase of the basket by up to 9% for local fixed-line services and 5% for long-distance services, so long as the prices of the other services are reduced proportionately to ensure that the weighted average tariff increase does not exceed the revised tariff for the basket.

          We may also offer alternative plans in addition to the Basic Service Plan. Alternative plans must be submitted to Anatel for approval. The price caps of these plans are adjusted annually based on the IGP-DI Index.

          Companies holding SMP licenses are allowed to set at their discretion the prices to be charged for their wireless services, provided that such prices are linked to existing service plans authorized by Anatel. Price caps are adjusted annually, based on the IGP-DI Index.

          For information on our current tariffs and service plans, see “—Rates”.

     Regulation of SMP wireless services

          In September 2000, Anatel promulgated regulations for SMP wireless telecommunications services. These rules allow companies to provide wireless telecommunications services under SMP authorizations. The SMP authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The SMP regulations divide the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. SMP services may be provided within the 1800 MHz band, which comprises the so-called Bands C, D and E. Accordingly, in addition to the conversion of the Band A and B service providers to SMP authorizations, up to three SMP authorizations may be granted in each SMP region. Anatel held auctions for SMP authorizations during 2001 and 2002.

          The SMP license sets forth certain obligations and targets that must be met by an SMP subsidiary. Under these obligations, an SMP subsidiary is required to cover:

•	an area equivalent to at least 50% of the urban area in 50% of the state capitals and cities with more than 500,000 inhabitants by March 12, 2002;

•	all state capitals and all cities with more than 500,000 inhabitants by March 12, 2003;

•	an area equivalent to at least 50% of the urban area in 50% of the cities with more than 200,000 inhabitants by March 12, 2004;

•	all cities with more than 200,000 inhabitants by March 12, 2005; and

•	all cities with more than 100,000 inhabitants by March 12, 2006.

          A locality is considered “covered” when the covered area contains, at least, 80% of total urban area. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the PCS (Personal Communications System) license by Anatel.

          In June 2002, we received authorization from Anatel to begin providing wireless telecommunications services. Our license to provide wireless telecommunications services is valid for 15 years and may be renewed for another 15 years. If the authorization is renewed, Oi will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.

     New telecommunications regulations

          On June 20, 2003, Anatel approved the New Concession Agreement Form, which sets forth terms and conditions according to which all fixed-line telecommunications incumbent providers shall operate as of January 1, 2006. The New Concession Agreement Form is a model concession agreement that is meant to replace the concession agreements that fixed-line incumbent operators currently have in place with Anatel. This document makes reference to several regulations for which Anatel is responsible, some of which have already been published and others that are still awaiting Anatel’s approval. As a consequence, the new regulatory framework that will result from the New Concession Agreement Form is still under discussion (and therefore subject to change) by Anatel and the fixed-line telecommunications incumbent operators.

          In addition, discussions are currently going on in the Brazilian Congress to pass a law that will prohibit the collection of monthly subscription fees from fixed-line customers. If this legislation is passed, the regulatory framework affecting the tariffs we charge our customers could go through further changes.

     The New Concession Agreement Form

          On June 2, 1998, Telemar was granted a concession to operate fixed-line telecommunications services in Region I pursuant to a concession agreement, or Concession Agreement, that expires on December 31, 2005. The terms of the Concession Agreement awards Telemar the right to extend its concession to operate fixed-line telecommunications services in Region I for another 20 years, starting on January 1, 2006. In order for a concessionaire to extend its concession, it must make biannual payments on April 30 of every second year equivalent to two percent of the previous year’s net revenue. Telemar’s first concession renovation payment is due on April 30, 2007.

          On June 20, 2003, Anatel approved the New Concession Agreement Form and on June 30, 2003, we notified Anatel of our intention to extend Telemar’s current concession to be regulated, as of January 1, 2006, by the terms of the New Concession Agreement Form. Hence, we expect to enter into the New Concession Agreement Form with Anatel by the end of 2005.

          The New Concession Agreement Form has similarities to Telemar’s current Concession Agreements. The changes currently under consideration in the context of the New Concession Agreement Form (and the resulting Anatel regulations that will derive from it) that are most likely to impact our financial condition and results of operations relate to:

•	a new criteria used to bill local fixed-line services that will replace the current pulse system with a system based on the amount of minutes consumed by users of fixed-line services;

•	a new criteria to define the rates applicable to the use of our fixed-line network;

•	a new inflation index and methodology used to adjust the tariffs for fixed-line services; and

•	the productivity factor that reduces the tariffs charged to a consumer, in order to encourage operators to increase their efficiency.

          At this time, the precise terms of these new criteria have not been established by Anatel and it is impossible to predict their individual or aggregate effect on our business or financial position. Certain aspects of the changes could have a negative impact on us.

          Regarding the criteria used to measure the usage of local fixed-line services, as of today calls are measured and charged in terms of pulses, consisting of a single charge per call and a flat charge for each additional four-minute fraction of usage. The new concession contract establishes a per-minute billing system as an effort to establish a more objective and transparent billing criteria to the customer. We believe the objective of Anatel with the migration to a minute-based system is not to reduce tariffs but to offer a more transparent tariff structure for customers. We and other fixed-line telecommunications providers are in discussion with Anatel in an effort to persuade them that the migration to a minute-based system should have a neutral impact on revenues.

          As to the remuneration for the use of our network, in June 2006 and 2007, the rates will be set as a percentage (50% in mid-2006 and 40% in mid-2007) of the local call per-minute rate then applicable. Subsequently, those rates will be indexed pursuant to a formula based on a long-run incremental cost model.

          As to the new inflation index, from 2006 on, Anatel will start using a specific readjustment index based on a basket of tariffs for telecommunications services referred to as the Index of the Telecommunications Sector, or IST Index. The IST Index is supposed to provide a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the current inflation rate applied to the telecommunications sector, the IGP-DI Index, which better reflects the evolution in wholesale prices. In recent times, with the stability of the

Brazilian currency, the evolution of the IGP-DI Index has been very close to that of consumer-oriented indexes, which suggests that the variation between the IST Index and IGP-DI Index may not be substantial going forward, as long as the Brazilian currency remains stable.

          Regarding the productivity factor, Anatel will redefine the productivity based on the results of its cost analysis to calculate productivity gain. We believe Anatel recognizes the importance of maintaining an incentive for telecommunications companies to increase their margins by reducing costs instead of raising prices, which means that productivity gains shall be divided between tariff reduction and margin increase.

     Legislation on the monthly subscription fee

          In 2001, a member of the lower house proposed a bill that, if passed, would prohibit Brazilian fixed-line telecommunications carriers from charging customers a monthly fee for the upkeep of their lines, commonly referred to as monthly subscription fee. In order to be enacted as law, the bill needs to be approved by several congressional commissions before being submitted to a vote of the lower house. If approved by the lower house, the bill will need to be submitted to a vote of the Senate and presidential sanction before it can be passed as law. If implemented, we expect that we and other affected telecommunications providers will likely be able to compensate for the loss of the monthly subscription fee with other permissible fee adjustments provided for in Anatel’s rate structure.

Item 5. Operating and Financial Review and Prospects

          During 2004, we accomplished the integration of our business segments by launching new plans to converge our services and diversify our portfolio of products. In 2004, we expanded our wireless and broadband Internet customer bases to almost 6.9 million wireless clients and 496,000 ADSL clients, up from 3.9 million and 217,200, respectively. The growth in these segments is important in order to sustain our revenues, as wireless lines by far exceed the number of fixed-lines and broadband penetration is still low in Brazil. Although the Brazilian economy generated a 4.9% GDP growth, our gross revenues increased 13.9% in comparison to 2003, while the Brazilian telecommunications segment increased nearly 16%.

          While the STJ’s ruling has upheld our right to apply the tariff indexation (e.g., the IGP-DI Index) set forth in our current Concession Agreement, this readjusted index is very likely to be replaced with a different rate as suggested in the New Concession Agreement Form to become effective on January 1, 2006, which is currently under discussion among Anatel and the various telecommunications operators.

          We have continued to reorganize our corporate structure in order to integrate operating and administrative areas, processes, systems and management levels. Consolidated operating costs and expenses, excluding depreciation and amortization, increased 16.2% in 2004, which includes handsets subsidies created to increase our client base (see Note 3 to our Consolidated Financial Statements). Oi has reached the second highest market share (based on the number of accesses) in Region I with an estimated market share of 23.5% in December 2004.

          Our results of operations are significantly affected by the following factors:

•	Brazilian political and economic environment and effects of inflation and foreign exchange rate fluctuation;

•	general trends and demand for telecommunications services;

•	competition;

•	the cost of loans and financing; and

•	telecommunications service rate adjustments.

          Brazilian political and economic environment and effects of inflation and foreign exchange rate fluctuation

          We have been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably our operations have been impacted by the fluctuation of the real and by variations in interest rates influenced by the Brazilian Government in its efforts to control inflation. The stagnation of the Brazilian economy in recent years is one of the main reasons for the lack of growth in number of fixed-line telephones in service during the last three years.

          During 2002, various factors had a negative impact on the Brazilian economy, including the uncertainties relating to the political and economic future of Brazil and the political and economic uncertainties in other South American countries, including Argentina and Venezuela. These factors influenced the increased unpredictability of the markets in Brazil, the decrease in the ability to obtain financing and decreased investor confidence in the Brazilian market.

          In 2002, the real devaluated 52.3% against the U.S. dollar. The strong devaluation of the local currency in 2002 caused the economic authorities to adopt restrictive economic measures, which resulted in increases in the Brazilian Central Bank’s average interest rate (Selic), which reached 25.0% per annum. These interest rate levels negatively impacted the levels of economic activity, jobs, income and financial expenses.

          In 2003, the Brazilian economy began to recover. The real appreciated 18.2% against the U.S. dollar, and the Brazilian consumer price index fell from 12.5% in 2002 to 9.3%. However, for the third consecutive year, there was almost no growth in the Brazilian GDP.

          The Brazilian economy grew 4.9% in 2004, led by a growth of exports. However, monetary policy has been tight, responding to continuing inflationary pressures, which led to an increase in the Selic interest rate to 17.8% per annum. As for the local currency, in 2004 the real appreciated 8.1% against the U.S. dollar, with an exchange rate of R$2.6544 for U.S.$1.00 at December 31, 2004.

          The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2002 to 2004:

	Year ended December 31,
	2002	2003	2004
GDP growth(1)	1.9	0.5	4.9
IGP-DI Inflation rate %(2)	26.4	7.7	12.1
IPCA Inflation rate %(3)	12.5	9.3	7.6
U.S. dollar exchange rate variation %(4)	52.3	(18.2)	(8.1)
Selic Interest Rate%(4)	25.0	16.5	17.8

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(2)	Source: General Price Index—Fundação Getúlio Vargas

(3)	Source: Amplified Consumer Price Index—IBGE

(4)	Source: Central Bank of Brazil

     General trends and demand for telecommunications services

          Anatel is stimulating the competition in local services through rules of line sharing and full unbundling. There are also regulations requiring operators to prepare current financial data in order to implement cost-based and long-term incremental cost analyses beginning in January 2008. These analyses combined with productivity discussions are leading to possible restraints in future rate readjustments. As for the New Concession Agreement Form, the discussions involving the substitution of pulses to minutes, number portability and interconnection rates are important factors that will influence the Brazilian telecommunications market. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry—The New Concession Agreement Form”.

          As there is a limited growth potential for fixed-line voice demand, the sector has seen technological changes related to platforms that offer value-added services and multimedia content, which has required service providers, including us, to make significant investments in property, plant and equipment. Number portability, if determined for fixed-line and mobile operators, should also require significant investments.

          Since the privatization in 1998, significant capital expenditures have been made to expand the “last-mile” of the fixed-line network, primarily to attain Anatel’s universal service targets. Total fixed-line and wireless grew from 27 million lines in service in 1998 to 108 million in 2004. According to Anatel, Brazil had 18.4 million fixed-line telephones in service in July 1998 and by the end of 2004, there were 39.0 million. However, a high proportion of the new fixed-lines in service are in low-income areas, reducing the return on invested capital. As has happened in other countries, the fixed-line network has remained stable since the penetration level is now similar to other countries with Brazil’s income per capita.

          The number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 65.6 million in 2004. The Brazilian wireless segment has grown at an average rate of 43.9% per year, due to strong advertising and prepaid plans, together with the ability that consumers have to purchase handsets in up to 10 installments with no interest. As a result of this growth, in the last two years, we have seen a decrease in the growth of our fixed-line telecommunications services, while the wireless telecommunications services segment of our industry is experiencing a continued increase, as evidenced by Oi’s ability to capture some 37% of all new wireless subscribers in Region I in 2004. While this represents a continuing opportunity for our wireless business, we are aware of the necessity to invest in our wireless telecommunications services segment in order to be able to increasingly offer convergent fixed-line, wireless and data transmission services.

          We do not expect a significant increase in the number of fixed-lines and revenues from local fixed-line telecommunications services unless there is a substantial growth in the Brazilian economy; however, we do expect an increase in the wireless customer base, traffic and additional services. We also expect an increase of revenues in the long-distance, broadband and data transmission services. Through owning both wireless and fixed-line telecommunications services networks and bundling these products, we hope to minimize interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls.

     Competition

          The accelerated growth of the wireless market is dramatically increasing competition in the telecommunications sector. This growth is being driven in large part by the pricing structure of fixed-line to wireless calls, as in Brazil wireless users only pay for outgoing calls. The referred pricing structure allows that approximately 84% of net revenues generated by calls placed from fixed-lines to wireless phones be allocated to wireless operators, representing an important source of revenues for them. Growth of the wireless market is also a result of the expansion of prepaid plans which increased the number of wireless subscribers and, consequently, the volume of incoming calls to the wireless network.

          In 2004 in Brazil, the number of wireless lines in service increased 41.5%, while the number of fixed-lines remained stable. Wireless services are available to approximately 86% of the Brazilian population and 48% of households. According to estimates by IBGE, approximately 77% of the Brazilian population live in areas served by at least three wireless operators.

          The degree of competition in the wireless segment is high, with three or four large groups competing in each state. At December 2004, Oi had an approximate 23.5% market share in Region I, increasing its presence since 2003, when it had an 18.4% market share. Increasing Oi’s market share with the wireless market is strategically important to maintain within the Company the wireless network usage rates that otherwise would be paid to our competitors. Because the estimated penetration of wireless usage in Region I was only 29.9% as of December 2004, we still expect to see growth in this segment over the next several years.

          The degree of competition in the local fixed-line segment remains low, due to the required network investments in the last mile and the focus of competitors on the corporate segment. The number of corporate segment subscribers represented approximately 18% of our subscribers in December 2004. With Vésper’s acquisition, Embratel has widened its range of clients in local telephony.

          In the long-distance segment the degree of competition is strong, but due to marketing efforts and customer fidelity programs, we have increased our revenues and national market share during 2004. We also have high brand recognition, which awarded us a first place in this segment with a 26.6% traffic market share and a reference in Top of Mind (a poll that surveys the most popular CSPs among long-distance callers) according to an independent research conducted by the Brazilian Research Institute Datafolha. We compete with all major fixed-line and wireless operators. In order to distinguish our services and retain clients, at the end of 2004 we had enrolled approximately 3 million clients in fidelity programs, designed specifically for our “high-use” clients.

          Broadband penetration in Brazil is still low, with nearly 2.3 million accesses in December 2004. We estimate that ADSL technology had approximately an 82% market share in the broadband market in Brazil, with the other 18% split into cable, radio and satellite. We compete in our region mainly with NET (a cable TV operator in which Telmex participates). Even though cable television broadband has approximately a 10% market share in the broadband segment, the number of cable television clients in Brazil is low, totaling approximately 3.8 million in December 2004, with a 6% client base growth compared to December 2003. We compete through ADSL technology, which already exists in more than 200 major cities in Region I and reaches 10 times the customers as any other technology, including cable TV broadband.

          In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers, and in our region we are facing competition from Telmex, which acquired AT&T Latin America data-related assets in 2003. While we are facing rate reductions in this segment, we have been able to increase our revenues through the acquisition of important clients, due to our ability to provide convergent solutions at lower costs. We are also developing sales channels with bundled services to small and middle market businesses.

          We believe that bundling products is helping us to retain our existing clients and to expand our market share. As examples, we have been able to stimulate the recharge of prepaid mobile minutes through our fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony necessities and offer prepaid cards that combine wireless and public telephony.

          The cost of loans and financing

          The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. These exchange rate fluctuations and some of the Brazilian Government’s measures taken in an attempt to curb inflation have affected the cost of our loans and financing. At December 31, 2004, 70.5% of our indebtedness was in foreign currency. Therefore, we typically hold derivative instruments to swap the foreign exchange rate variation to the CDI (interbank deposit certificates) rate variation. At December 31, 2004, we had coverage of 90.6% for exchange rate variation risk. The purpose of these hedging transactions is to “match” the currency of our revenues with that of our debt.

          The average annual interest rate of debt in local currency, including debentures, was approximately 15.9% and 19.7% per annum in 2004 and 2003, respectively. The average annual interest rate of debt in U.S. dollars was approximately 5.6% and 5.0% per annum in 2004 and

2003, respectively. However, because of the appreciation of the real against the U.S. dollar during 2004, we accrued significant losses on our balance sheet (as required under Brazilian GAAP) to reflect the cost of our swaps.

          The exchange rate fluctuations also affect the costs of our wireless handsets and fixed-line equipment, because part of that equipment is acquired abroad under contracts denominated in foreign currencies.

          While there is generally a favorable environment for the recovery of the economy in 2005, we still remain vulnerable to shocks, given the high levels of Brazil’s domestic and public debt. The Company is making efforts in order to decrease its total indebtedness.

Telecommunications service rate adjustments

          Telecommunications rates are subject to comprehensive regulation by Anatel. The concessions of the regional fixed-line companies provide for a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis, typically in June, based on an inflation index. This mechanism consists of a maximum amount, or price cap, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. Interconnection charges are similarly regulated by Anatel and adjusted annually, typically in June.

          On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long-distance services and network usage as provided for in the Concession Agreement. Since the IGP-DI Index had been higher than the IPCA-Index, between June 2002 and June 2003 as a result of the effect of the Brazilian real devaluation against the U.S. dollar on the IGP-DI Index, telephone rate adjustments based on such index gave rise to a number of lawsuits throughout Brazil questioning such adjustments, which culminated in an injunction ordering that the rate adjustments should be based on the IPCA Index. In July 2004, this decision was overruled by a higher court ruling, allowing the fixed-line telecommunications companies to reach an agreement with the Ministry of Communications in order to readjust the rates in three installments in June, September and November 2004. Nevertheless, the 6.9% local rate adjustment authorized in June 2004, based on the IGP-DI Index, was fully implemented. See “Item 4. Information on the Company—Rates—Anatel rate adjustment dispute” and “Item 8—Financial Information—Legal proceedings—Civil proceedings—Anatel rate adjustment dispute”.

          In connection with the terms of the New Concession Agreement Form, Anatel is evaluating a variety of other rate-related issues. Anatel is analyzing the productivity factor, which since 2001 has been set at one percent per year for fixed-line local services. Anatel will adopt a billing criteria which takes into account the amount of minutes spent during a call instead of the current pulse criteria. Depending on how this change is implemented, it could have a significant effect on our revenues. However, we believe the objective of Anatel with the migration to a minute-based system is not to reduce tariffs, but to offer a more transparent tariff structure for customers. We and other fixed-line telecommunications providers are in discussion with Anatel in an effort to persuade them that the migration to a minute-based system should have a neutral impact on revenues.

          For a detailed discussion of the new terms that may affect our concession, see “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry—New telecommunications regulations”.

Critical accounting policies and estimates

          Our significant accounting policies are described in Note 1(e) to the Consolidated Financial Statements included in this annual report. In preparing the Consolidated Financial Statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operations and financial condition may differ from those set forth in the Consolidated Financial Statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of our critical accounting policies relating to:

•	Revenue recognition and accounts receivable;

•	Provision for doubtful accounts;

•	Depreciation of property, plant and equipment;

•	Contingencies; and

•	Derivatives.

     Revenue recognition and accounts receivable

          Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectibility and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain products delivered and the collectibility of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, we rely upon revenue recognition measurement guidelines in accordance with rules issued by Anatel.

          Revenues from the usage of our network are recorded based on a formal document of declared traffic and service rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or Detraf, issued by an outsourced clearing house. Although the Detraf provides a methodology for determining network usage, there is extensive negotiation and debate among operators regarding prices, volumes and who has the rights to certain revenues. In many cases, the Company decides to register and maintain accounts receivable based upon information obtained in the course of discussions with other parties, from the opinions of legal counsel, and from matters discussed with Anatel.

          Accounts receivable from telecommunications services are valued by applying the rates on the date the service is rendered. These receivables also include credits for services rendered but not yet billed, up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month. The related taxes are determined similarly and accounted for on the accrual basis.

          Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.

          The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of title. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.

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

          This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions we take to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due, and increasing progressively thereafter, as follows:

		% Loss
Outstanding Bills	Service Restriction/Collection Process	Provided For
Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

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

     Depreciation of property, plant and equipment

          We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, principally five to 10 years for network and equipment, 10 years for furniture and fixtures and 10 years for hardware and software. Depreciation rates are adjusted, and may vary between fixed-line, wireless and data segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We have not recorded any impairment during the three-year period ended December 31, 2004. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. We have not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2004, since these costs have not increased useful life.

     Contingencies

          The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Such contingencies include the legal proceedings discussed in Note 23 of the Consolidated Financial Statements.

          Except if otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as we do currently, based on our assessment of the risk of loss at each preparation date of the financial statements. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable”. Provisions recorded by us on our financial statements in connection with such proceedings reflect reasonably estimable losses as determined by our management on the basis of legal advice in accordance with the Brazilian GAAP and U.S. GAAP. As discussed in Note 1(e) to our Consolidated Financial Statements, we record as a liability our estimate of the costs of resolution of such claims when we consider loss of our claim probable. It is possible that our assumptions and, therefore, estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all law suits involving TNL and the subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: the value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Item 8. Financial Information—Legal proceedings”.

          Labor claims. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate principally to hazardous work conditions premium, equalization of salary scales, salary differences and overtime, claims from outsourced personnel and other matters. Our management estimates the potential losses on outstanding labor claims based on the opinion of external legal counsel regarding the likelihood of an unsuccessful outcome, recording the probable losses considering the values determined through valuations by external accountants.

          Tax claims. The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. We are currently involved in tax proceedings regarding,

and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. The tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 23 to our Consolidated Financial Statements. We record provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe that the proceedings we view as probable losses, if decided adversely to us, will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

          Civil claims. We are currently involved in many claims regarding issues related to assessments by Anatel, indemnification requested by former resellers of prepaid calling cards, many individual claims requesting indemnity in Small Claims Courts, subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel as to their assessment concerning the outcome of the litigation and their estimate of the involved amounts.

          Unrecognized exposures. We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$3,750.8 million and R$1,034.6 million, respectively, as of December 31, 2004. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel.

          At the moment, we do not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits. Nevertheless, we periodically verify our past and present tax procedures, in light of recent tax decisions issued by Brazilian courts.

     Derivatives

          We employ financial risk management strategies using a variety of derivatives, including cross-currency interest rate swaps, forwards and options. Our financial risk management strategy is designed to protect against devaluation of the real against such foreign currencies and increases in foreign currency interest rates. We do not enter into derivatives transactions for any other purposes.

          The principal foreign exchange risk we face arises from incurring part of our indebtedness and capital expenditures in foreign currency, while our revenues are earned almost entirely in reais. As a result of this mismatch, increased revenues may not compensate for increases in our financing expenses or capital expenditures arising from currency fluctuations. At December 31, 2004, R$8,465.0 million (R$9,048.5 million at December 31, 2003), representing 70.5% (74.4% at December 31, 2003) of our total indebtedness (including debentures and the effect of swap operations) was denominated in foreign currency (U.S. dollars, Japanese Yen and a basket of currencies determined by the BNDES). Primarily as a result of the recent devaluation of the U.S. dollar, as of December 31, 2004 the results of outstanding swap agreements, recorded as indebtedness in foreign currency, showed losses (thus increasing the foreign currency indebtedness) of R$1,417.1 million and R$852.2 million as of December 31, 2004 and 2003. Appreciation of the real resulted in exchange gains on foreign currency indebtedness of R$529.7 million in 2004 (R$1,525.3 million in 2003). Net of swap results, the losses totaled R$570.9 million in 2004 and R$824.1 million in 2003.

          On December 31, 2004, we had loans and financing (including debentures) subject to floating interest rates, which totaled 81.1% of our total debt, based on the Brazilian long-term interest rate, or TJLP, CDI rates and inflation-based price index rates (IGP-M), in the case of real-denominated debts, and based on LIBOR, in the case of U.S. dollar- and Yen-denominated debts and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities. As of December 31, 2004, we had derivative agreements in order to swap 24.3% of our total debts subject to floating interest rate, in particular, under contracts bearing interest of U.S. dollar LIBOR plus 0.75% to 5.0% per annum, which totaled 38.3% of our total debt, to fixed rates, reducing our exposure to changes in U.S. dollar LIBOR to 18.6% of our total debt and our exposure to floating interest rates in total to 61.4% of our total debt.

          Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract. Gains on “options” and “forward” contracts are recorded as a reduction in interest expense only when they are realized at the time the contracts expire, while unrealized losses are recorded currently against income. Under the options contracts, which relate to the purchase and sale of U.S. currency, we pay for and receive premium upon signing the option contract. The premiums are recorded in the results for the year on the accrual basis from the date of signing through the contract maturity.

          Under U.S. GAAP the results of the derivatives, such as swap agreements, are recognized at fair value and calculated at year-end, altering significantly the net income (loss). With respect to the results from the swap agreements protecting our foreign currency loans and financings, they totaled U.S.$3,189.0 million and U.S.$3,131.8 million at December 31, 2004 and 2003, respectively.

          In the past, we have used derivatives contracts (swaps, options and forwards) to swap these risks. Currently, the majority of the derivatives contracts consist of currency swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) of swap transactions recorded under Brazilian GAAP reducing or increasing the foreign currency indebtedness will be effective if we maintain these agreements until their maturity, in disregard of the fair value at year-end. Under U.S. GAAP, the results of derivative transactions are accounted by FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, resulting in a loss of R$110.7 million in 2004, a gain of R$1,475.3 million in 2003 and a loss of R$1,401.3 million in 2002.

          As of January 1, 2001, we are applying SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Since our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, we eliminate the gains and losses of derivative contracts not yet financially realized in the U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses, due to foreign exchange rate variations. As an example, our financial results for the years ended December 31, 2003 and 2004 were impacted by an appreciation of 18.2% and 8.1%, respectively, of the U.S. dollar exchange rate variation, due to long-term indebtedness in foreign currency. While the exchange rate variations affect our indebtedness and our financial results, gains and losses of these derivative contracts (swaps, options and forwards) are mostly not recognized, generating a loss of R$110.7 million in 2004, a gain of R$1,475.3 million in 2003 and a loss of R$1,401.3 million in 2002 in the U.S. GAAP income statements.

Presentation of information

     The following discussion of our consolidated financial condition and results of operations for the three-year period ended December 31, 2004 should be read in conjunction with the Consolidated Financial Statements, which are included at the end of this annual report.

          The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 35 for a net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, Note 36 for a shareholders’ equity reconciliation as of December 31, 2003 and 2004 and Notes 37, and 38 for presentations of statements of operations, changes in shareholders’ equity and Note 39 for additional disclosures prepared in accordance with U.S. GAAP.

Statements of operations for 2002, 2003 and 2004

          The following table sets forth the components of our statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2004.

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)(1)
Net operating revenue	11,873.9	14,002.8	15,841.7	17.9	13.1
Fixed-line telephone segment	11,512.5	12,932.9	14,109.4	12.3	9.2
Mobile telephone segment	426.2	1,344.2	2,091.1	215.4	55.6
Contact center segment	211.7	410.7	654.6	94.0	59.4
Cost of services and products sold	(8,200.9)	(8,684.5)	(9,126.4)	5.9	5.1
Fixed-line telephone segment	(7,335.9)	(7,486.0)	(7,516.8)	2.0	0.4
Mobile telephone segment	(647.4)	(1,425.2)	(1,805.1)	120.1	26.7
Contact center segment	(181.1)	(334.8)	(574.1)	84.9	71.5
Gross profit	3,673.0	5,318.3	6,715.3	44.8	26.3
Fixed-line telephone segment	4,176.6	5,439.5	6,592.6	30.2	21.2
Mobile telephone segment	(221.2)	(81.0)	286.0	63.4	453.1
Contact segment	30.6	75.9	80.5	148.0	6.1
Operating (expenses) income, net	(2,332.4)	(2,825.8)	(3,567.4)	21.2	26.2
Operating income before interest(2)	1,340.6	2,492.5	3,147.9	85.9	26.3
Financial income	384.5	606.3	775.8	57.7	28.0
Financial expenses	(2,408.6)	(2,784.6)	(2,417.1)	15.6	(13.2)
Operating income (loss)(2)	(683.5)	314.2	1,506.6	146.0	379.5
Net non-operating income (expense)	28.5	(68.6)	(136.6)	(340.7)	99.1
Income (loss) before taxes and minority interests	(655.0)	245.6	1,370.0	137.5	457.9
Income tax and social contribution	371.3	112.6	(446.5)	(69.7)	(496.5)
Minority interests	(131.9)	(145.5)	(172.5)	10.3	18.6

Net income (loss)	(415.6)	212.7	751.0	151.2	253.1

(1)	Columns may not add due to rounding.

(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.

     Financial highlights by business segment

          The tables on the following pages set forth the gross operating revenues, costs of services and expenses by business service for each of the years ended December 31, 2004, 2003 and 2002. In June and July 2002, upon Anatel’s certification that we had met our network expansion and universal service targets set for December 31, 2003 ahead of schedule, we began offering interregional and international long-distance services and Oi began offering wireless telecommunications services. Therefore, the analyses of the three-year period should consider the changes in our portfolio, traffic and the size of our business operations.

     Comparison of revenues in 2002, 2003 and 2004

          The following table sets forth the components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended December 31,			% Change
	2002	2003	2004	2002-2003	2003-2004
	(million of reais)(1)
Gross operating revenues:
Fixed-line telephone services:
Local services:
Monthly subscription fees	4,581.1	5,309.0	5,966.4	15.9	12.4
Fixed-line to mobile calls VC1	2,753.7	2,948.2	2,763.1	7.1	(6.3)
Pulses—(measured services )	2,247.2	2,598.1	2,673.5	15.6	2.9
Collect calls	124.9	128.1	102.5	2.6	(20.0)
Installation fees	141.3	80.6	58.5	(43.0)	(27.4)
Other revenues	3.4	10.5	17.7	208.8	68.6

Total local services	9,851.6	11,074.5	11,581.7	12.4	4.6

Long-distance services:
Intrastate	1,110.6	1,402.3	1,644.6	26.3	17.3
Fixed-line to mobile calls VC2 and VC3	482.1	610.3	683.3	26.6	12.0
Interstate	399.9	569.2	615.5	42.4	8.1
Interregional	58.8	300.9	610.9	411.7	103.0
International	14.9	80.9	107.0	443.0	32.3

Total long-distance services	2,066.3	2,963.6	3,661.3	43.4	23.5
Other fixed-line services:
Prepaid calling cards (for public pay phones)	668.9	808.5	1,017.2	20.9	25.8
Additional services	302.5	422.8	492.2	39.8	16.4
Advanced voice	259.5	241.5	218.9	(6.9)	(9.4)
Total other fixed-line services	1,230.9	1,472.8	1,728.3	19.6	17.4

Total fixed-line services	13,148.8	15,510.9	16,971.3	18.0	9.4

Remuneration for the use of the fixed-line network:
Use of fixed-line to fixed-line network	1,248.9	1,042.0	913.9	(16.6)	(12.3)
Use of mobile to fixed-line network	248.4	234.3	258.8	(5.7)	10.5

Total use of the fixed-line network	1,497.3	1,276.3	1,172.7	(14.8)	(8.1)

Mobile telephone services:
Sale of mobile handsets and accessories	388.0	598.4	747.8	54.2	25.0
Originating calls	33.3	287.7	592.4	764.0	105.9
Monthly subscription fees	20.8	191.1	333.3	818.8	74.4
National and international roaming	8.6	63.7	106.8	640.7	67.7
Additional services	5.1	42.8	110.6	739.2	158.4

Total mobile telephone services	455.8	1,183.7	1,890.9	159.7	59.8

Remuneration for the use of the mobile network:
Use of mobile-to-mobile network	20.2	108.4	100.3	436.6	(7.5)
Use of fixed-line to mobile network	7.2	62.0	120.9	761.0	95.0

Total use of the mobile network	27.4	170.4	221.2	519.6	29.8

Data transmission services:
Dedicated Line Service—SLD	275.6	345.3	324.9	25.3	(5.9)
Transmission—EILD	373.3	291.5	338.1	(21.9)	16.0
IP services	92.0	207.0	233.9	125.0	13.0
Switching packs and frame relay	87.3	134.2	204.3	53.7	52.2
ADSL (Velox)	33.1	128.1	385.3	287.0	200.8
Other services	44.5	77.9	121.1	75.1	55.5

Total data transmission services	905.8	1,184.0	1,607.6	30.7	35.8
Contact center	46.0	93.8	255.9	103.9	172.8

	Year ended December 31,			% Change
	2002	2003	2004	2002-2003	2003-2004
	(million of reais)(1)
Other services	10.2	7.8	5.0	(22.5)	(36.7)

Gross operating revenue	16,091.3	19,426.9	22,124.6	20.7	13.9
Value added and other indirect taxes	(4,071.1)	(5,241.5)	(6,060.8)	28.7	15.6
Discounts and returns	(146.3)	(182.6)	(222.1)	24.8	21.6

Net operating revenue	11,873.9	14,002.8	15,841.7	17.9	13.1

Fixed-line services (Telemar)

          The monthly average revenue per user (ARPU) was approximately R$77.83 in 2004, increasing 8.3% compared to R$71.90 in 2003. ARPU is calculated considering net operating revenues including remuneration for the use of the fixed-line network, and the average number of fixed-lines in service. During this period, the number of fixed-lines in service remained steady.

          Gross operating revenues of the fixed-line services increased 9.4% mainly due to the annual tariff adjustment and long-distance market share growth, which was offset by a decrease in local traffic.

     Local services

          In 2004, while our gross revenues from local services increased 4.6%, to R$11,581.7 million, it has decreased as a percentage of total revenues. The growth in revenue from local services in this period resulted primarily from a 7.43% increase in monthly subscription fees as of June 2004 and another 7.01% increase that was split between the months of September and November 2004, offset by a decrease of 10.3% in local traffic, mainly in fixed-line to mobile calls (VC1), as a consequence of corporate plans launched by local operators reducing the tariffs of mobile-to-mobile calls, and migration of pulses from dial-up Internet access to our broadband ADSL services with only monthly rates.

          In 2003, our gross revenues from local services increased 12.4%, from R$9,851.6 million in 2002 to R$11,074.5 million. The growth of our revenue from local services in this period resulted primarily from a 17.2% increase in monthly subscription fees and in the average pulse tariff as of June 2003, while the number of lines remained stable. During 2003, we focused on customer relationships to reduce cancellations on account of non-payment, by developing consumer educational products, designed to stimulate fixed-line to fixed-line calls as opposed to fixed-line to mobile calls.

          Monthly subscription fees. Our revenues from monthly subscription fees increased by 12.4% in 2004, from R$5,309.0 million in 2003 to R$5,996.4 million in 2004, due principally to the partial-year effect of a 7.43% increase in monthly subscription fees to residential clients as of June 2004 and another 7.01% increase that was split between the months of September and November 2004.

          In 2003, our revenues from monthly subscription fees increased 15.9%, from R$4,581.1 million in 2002 to R$5,309.0 million. The increase was due principally to the partial-year effect of a 17.2% increase in subscription fees that went into effect in late June 2003, while the number of installed lines remained stable.

          VC1 services. Revenues in this category consist of charges for the calls from fixed-line to mobile telephones within the same registration area (generally the same city), are billed at the lowest tariff (VC1) and accounted for as local services. Approximately 87.7% of our fixed-line to mobile traffic consists of VC1 calls. See “Item 4. Information on the Company—Rates—Fixed-to-mobile rates”.

          In 2004, revenues from VC1 calls decreased 6.3% to R$2,763.1 million due to traffic decrease, partially offset by a tariff increase of 7.0% in February 2004. The volume of traffic decreased 13.9% in 2004 due to the migration of fixed-line to mobile calls to mobile-to-mobile calls.

          Revenues from local fixed-line to mobile VC1 calls increased 7.1%, from R$2,753.7 million in 2002 to R$2,948.2 million in 2003, due principally to an average tariff increase of 24.7% in February 2003, which was partially offset by a 16.3% decrease in the volume of traffic, to 4,943.6 million minutes, attributable to Telemar’s campaigns to educate our clients about the higher cost of placing calls to mobile telephones and the migration of fixed-line to mobile calls to mobile-to-mobile calls.

          Pulses—metered services. In 2004, pulse-based revenues increased by 2.9% to R$2,673.5 million, due principally to the partial-year effect of an average tariff increase of 7.43% as of June 2004 and another 7.01% increase that was split between the months of September and November 2004, which was partially offset by a 10.4% decrease in the volume of traffic in 2004. Some of this traffic reduction is a consequence of our investment in our ADSL product, which already accounts for some 3.4% of fixed-lines in service. The clients now pay a monthly fee instead of paying pulses for the period that they are accessing the Internet.

          In 2003, pulse-based revenues increased by 15.6% to R$2,598.1 million, mainly due to a tariff increase of 17.2% as of June 2003, partially offset by a decrease of 1.7% in traffic.

          Collect calls. In 2004, collect call revenues decreased 20.0%, from R$128.1 million in 2003 to R$102.5 million, due mainly to the a 26.1% decrease in the volume of traffic, which was offset by the partial-year effect of the pulse tariff increases in June, September and November 2004. The decreases in the volumes of collect calls are associated with the increase in the number of mobile phones in our region, the promotions of mobile-to-mobile calls within the same wireless operator and a large number of fixed-line clients requesting to block incoming collect calls.

          Local collect call revenues grew 2.6% in 2003 to R$128.1 million from R$124.9 million in 2002, due mainly to the partial-year effect of a 17.2% tariff adjustment effective as of June 2003, which was offset by a 15.6% decrease in the volume of traffic.

          Installation fees. In 2004, revenues from installation fees decreased 27.4% from R$80.6 million to R$58.5 million. This decrease resulted principally from a 16.7% decrease as of June

2004 in the per-line installation fees, from R$36.3 as of June 2003 to R$31.5 as of June 2004, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed remained similar, from 2,769.2 thousand in 2003 to 2,770.7 thousand in 2004.

          Our revenues from installation fees decreased 43.0%, from R$141.3 million in 2002 to R$80.6 million in 2003. This decrease was principally due to a 12.9% reduction in the number of lines installed during the year and the partial-year effect of a 16.7% reduction in the per-line installation charge instituted in June 2003.

          These reductions in the per-line installation charges are a consequence of the cost reduction following the recent network expansion. These reductions permit us to balance the maximum increase of the basic service basket, which is regulated by Anatel.

          Other services. Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental. Revenues from other local services increased 68.6% to R$17.7 million in 2004, due to a R$10.0 million increase in the sales of prepaid calling cards, partially offset by a R$2.8 million decrease in equipment rental.

          Revenues from other local services increased 208.8%, from R$3.4 million in 2002 to R$10.5 million in 2003, mainly due to the beginning of sales of prepaid fixed-line calling cards as of January 2003, totaling R$5.9 million in the year.

     Long-distance services

          In 2004, revenues from long-distance services increased 23.5% to R$3,661.3 million, due to continuous market share gain in the interregional services combined with an average tariff increase of 3.2% as of June 2004 and another 10.6% increase split between the months of September and November 2004. Even with the changes in the rules increasing the size and reducing the number of local areas, effective as of August 2004, the intrastate services increased 17.3%. The requirement for mobile clients to choose a long-distance Carrier Selection Code (in our case CSP 31) (see “Item 4. Information on the Company—Our operations”) also helped boost our revenues from long-distance, affecting all segments of domestic long-distance services.

          Gross revenues from long-distance services increased 43.4% in 2003, from R$2,066.3 million in 2002 to R$2,963.6 million in 2003, due to an increased gain of interstate market share in Region I, full-year period of interregional and international services in 2003 compared to six-month period of 2002 and the partial-year effect of an average tariff increase of 14.4% in June 2003. Most gain of market share came from marketing our access code to mobile clients in our region. These revenues totaled R$444.1 million in 2004 versus R$145.4 million in 2003. During 2002, only the GSM operators (TIM and Oi) were required to choose an access code.

          Intrastate long-distance (intraregional). Revenues from intrastate long-distance totaled R$1,644.6 million, increasing 17.3% in the year compared to R$1,402.3 million in 2003, due to the tariff increases in 2003 and 2004, offset by the traffic decrease due to changes in the rules regarding local areas. This change occurred as of August 2004, altering the billing of some calls from long-distance to local services. Intrastate long-distance traffic reduced 14.6% between 2003 and 2004.

          Revenues from intrastate long-distance calls increased 26.3% in 2003, from R$1,110.6 million in 2002 to R$1,402.3 million in 2003, due to a 2.5% increase in traffic and the partial-year effect of an average 17.2% tariff increase in June 2003.

          VC2 and VC3 services. Revenues from VC2 and VC3 calls from fixed-line to mobile units services increased 12.0% in 2004, totaling R$683.3 million, due mainly to an average tariff increase of 7.0% in February 2004 and also to a 9.2% increase in traffic.

          Revenues from VC2 and VC3 calls increased 26.6%, from R$482.1 million in 2002 to R$610.3 million in 2003, due mainly to an average tariff increase of 24.7% in February 2003 and also to a 5.4% increase in traffic.

          Interstate long-distance (intraregional). Revenues from interstate long-distance services increased only by 8.1%, from R$569.2 million in 2003 to R$615.5 million in 2004, due mainly to a 2.9% decrease in traffic compensated by the partial-year effects of the rate increases.

          Revenues from interstate long-distance increased by 42.4%, from R$399.9 million in 2002 to R$569.2 million in 2003, due mainly to a 24.3% increase in total traffic and the partial-year effect of an average 14.4% rate increase in June 2003.

          Interregional. In 2004, these revenues increased 103.0%, to R$610.9 million, due to a 29.3% increase of the volume of traffic from 825.1 million minutes in 2003 to 1,066.9 million minutes in 2004 and the tariff increases. The usage of our access code in the long-distance calls originated in mobiles, as of June 2003, helped us boost these services.

          Since we started providing interregional long-distance services on July 20, 2002, these revenues increased 411.7% from R$58.8 million in the period of 2002 to R$300.9 million in 2003.

          International. These revenues increased 32.3%, from R$80.9 million in 2003 to R$107.0 million in 2004 mainly due to a 39.1% increase in the volume of traffic from 48.0 million minutes in 2003 to 66.8 million minutes in 2004.

          In 2003 these revenues increased 443.0%, from R$14.9 million in 2002 to R$80.9 million, following the traffic increase in the full-year period of 2003 as these services were rendered as of July 2002.

     Other fixed-line services

          Prepaid calling cards for public pay phones. Revenues from the use of prepaid calling cards for public pay phones increased 25.8% to R$1,017.2 million, due mainly to the partial effect of a 7.43% tariff increase as of June 2004 and another increase of 6.3% split between the months of September and November 2004, and a reduction in the amounts transferred to other operators due to improvements in our anti-fraud systems. The number of public telephones remained practically stable, totaling 661.9 thousand at December 31, 2004, compared to 662.1 thousand at December 31, 2003, while the number of credits sold increased a slight 1.2%. We have also been able to increase the choice of our access code in the long-distance calls, reducing the remuneration transferred to other telecommunications operators.

          Revenues from the use of prepaid calling cards for public pay phones increased 20.9%, from R$668.9 million in 2002 to R$808.5 million in 2003. This increase was mainly due to the partial-year effect of the 17.2% tariff increase in June 2003, which was offset by a decrease of 4.6% in the number of public telephone credits sold, reflecting the increase in the usage of prepaid mobiles.

          Advanced voice. Advanced voice services consist of “0300”, “0500” and “0800” services providing businesses a number with agreed fees, which may be charged to the caller or to the client. In 2004, these revenues totaled R$218.9 million, representing a 9.4% decrease compared to 2003, mainly due to constant price reductions caused by increased competition in these services.

          Revenues from these services decreased 6.9%, from R$259.5 million in 2002 to R$241.5 million in 2003, mainly due to lower volumes caused by increased competition in our region.

          Additional Services. Additional services consist primarily of services such as directory assistance, caller ID, call waiting, voicemail and call forwarding. Revenues from additional services increased 16.4% to R$492.2 million in 2004, due principally to an increase in the demand of call blocking (incoming collect calls, outgoing long-distance or fixed-to-mobile) and caller ID services and voicemail, influenced by marketing campaigns included in our invoices.

          These revenues increased 39.8%, from R$302.5 million in 2002 to R$422.8 million in 2003, due principally to an increase in the demand for call blocking (incoming collect calls, outgoing long-distance or fixed-to-mobile) and for caller ID and voicemail services, influenced by marketing campaigns included in our invoices.

     Remuneration for use of the fixed-line network

          Revenues relating to fixed-line network use include revenues received from other telecommunications operators in completing local and long-distance calls. Remuneration for the use of the network is charged depending on the volume of usage of our local and long-distance network. Therefore, the increase of our market-share in the long-distance services and the growth of other operator networks in our region decrease this remuneration.

          We receive network usage fees from wireless and other fixed-line service providers. The growth of wireless telecommunications resulted in substantial growth of network usage revenues during past years. Since July 2003, the mobile SMP operators are required to allow their subscribers to choose among different long-distance operators. Since we have grown our market share in the long-distance services, our network usage revenues have declined in favor of long-distance service revenues. The overall impact of the mobile long-distance selection code usage is positive in our results.

     Use of fixed-line to fixed-line network

          In 2004, the use of fixed-line to fixed-line network revenues decreased 12.3%, to R$913.9 million, due mainly to a 12.7% decrease in traffic in our network. The traffic reduction is a consequence of the Company’s growth in the long-distance market share with the usage of our long-distance Carrier Selection Code (CSP 31). The effect of the TU-RL (remuneration for the usage of local network) rate increase of 8.2% in June 2003 was offset by a 10.5% reduction as of June 2004, as a result of the use of a 20% productivity factor determined by Anatel. After the STJ ruling which upheld the use of the IGD-I Index in September and November 2004, the Company increased the rates by two monthly adjustments totaling 10.7%.

          In 2003, revenues from use of fixed-line to fixed-line network totaled R$1,042.0 million, decreasing 16.6%, from R$1,248.9 million in 2002, due mainly to a 16.7% decrease in traffic in our network, which was offset by a partial-year effect of an average tariff increase of 8.2% in June 2003.

     Use of mobile to fixed-line network

          Revenues in this category consist primarily of amounts paid by other wireless telephone service providers to us for the use of our network for completing calls initiated on their networks. As the wireless client base expands, there is an increase in mobile-to-mobile traffic, thus reducing the use of our fixed-line network. Part of this remuneration is paid to Telemar by Oi and eliminated upon consolidation. Oi’s market share achievement is beneficial to the Company’s consolidated revenues both for the purpose of remunerating the networks and protecting the traffic migration to other wireless operators. Such revenues increased 10.5% in 2004, totaling R$258.8 million, mainly due to the full-year effect of the 8.2% tariff increase in June 2003, which was offset by a 6.8% decrease in traffic in our network.

          These revenues decreased 5.7%, from R$248.4 million in 2002 to R$234.3 million in 2003, basically due to a 5.4% decrease in traffic in our network. The partial-year effect of the 8.2% tariff increase in June 2003 was offset by a 10.5% reduction as of June 2004. In September and November 2004, the Company increased the tariffs by two monthly adjustments totaling 10.7%.

Mobile telephone services (Oi)

          Wireless services revenue grew 59.8% in 2004, with gross revenues of R$1,890.9 million, including R$747.8 million in sales of handsets and accessories. Revenues from wireless telephone services operations accounted for 8.5% of gross consolidated revenues, with expansion of outgoing calls. Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.

          Tariffs vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges. In April 2004, Oi adjusted the average tariffs of the standard postpaid plans by 6% and prepaid plans by 4%.

          Oi’s average number of users grew from 2.42 million in 2003 to 4.44 million in 2004, and totaled 6.86 million at December 31, 2004. Of this total, approximately 86.1% were users of prepaid plans and 13.9% of postpaid plans. The monthly average revenue per user (ARPU) in 2004 totaled R$24.10 compared to R$29.90 in 2003. This reduction is due to the greater expansion of the prepaid plans and the “bill and keep” interconnection charging method introduced as of June 2003. ARPU is calculated by considering the revenues obtained from the originating calls, monthly subscription fees, additional services and revenues for the use of the mobile network.

          Sale of handsets and accessories. These revenues totaled R$747.8 million in 2004, of which R$445.7 million represented revenues from sales of prepaid handsets and R$215.7 million represented revenues from sales of postpaid handsets. The remaining revenue of R$86.4 million was related to sales of SIM cards (chips containing information relating to the user’s account, enabling the user to change the handset without losing information). In 2004, Oi sold 2,514 thousand units and 1,013 thousand units of prepaid and postpaid handsets, respectively. The subsidies of prepaid and postpaid handsets were approximately 43.6% and 65.8% of the respective sales prices.

          In 2003, the revenues from sales of prepaid and postpaid handsets totaled R$382.0 million and R$168.2 million, respectively, and the revenues from sales of “SIM cards” accrued R$48.2 million. In 2003, Oi sold 1,912 thousand units and 838 thousand units of prepaid and postpaid handsets, respectively. The subsidies of prepaid and postpaid handsets were approximately 35.1% and 53.4% of the respective sales prices.

          The average price we charged in 2004 for a prepaid handset was R$159.43 (R$176.54 in 2003) and for a postpaid handset, R$158.84 (R$146.68 in 2003).

          The competition of the wireless segment is obligating operators to increase subsidies in order to acquire new customers. We subsidize both postpaid and prepaid handsets, but only defer the subsidy of the postpaid handsets for 12 months. We defer the postpaid handset subsidy because the client agreement provides for reimbursement of R$300 in the event of disconnection or migration to the prepaid system before completion of this period, and postpaid handsets do not have any value apart from the future service contracts. Accordingly, we consider the subsidies part of the customer acquisition cost and defer and amortize, up to the limit of R$300, during the minimum 12-month contractual period. We do not defer the subsidy of the prepaid customers, since there is no early cancellation fee under these plans guaranteeing the payback of the customer acquisition costs.

          Originating calls. Postpaid users are billed monthly based on their usage, while prepaid service customers buy cards whose price varies according to the number of minutes of usage allowed. Such cards are valid for a stated period following activation, and the revenues of these cards are only recognized when used or upon expiration. The revenues of originating calls totaled R$592.4 million in 2004, representing a 105.9% increase compared to the R$287.7 million of 2003. This increase is due to the growth in the average number of users and reduced tariffs of mobile-to-mobile calls within the same operator.

          In 2003, the revenues of calls increased 764.0%, compared to the R$33.3 million of 2002, due to the growth of the average number of users since the mobile start-up in late June 2002.

          Monthly subscription fees. Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to the service plan to which they subscribe. Subscription revenues totaled R$333.3 million in 2004, with an average subscription fee of R$36.49, while totaling R$191.1 million in 2003, with an average fee of R$34.39.

          National and international roaming. We receive revenues from roaming agreements with other local and international wireless operators using GSM technology. When a subscriber of another wireless operator’s services originates a call using our network, the other wireless operator pays us for the call at the applicable tariff. Moreover, when our subscribers are outside our coverage area and receive or place calls, we charge them a roaming tariff in order to pay the national or international mobile operator that complete the call.

          The total revenues with roaming increased 67.7%, from R$63.7 million in 2003 to R$106.8 million in 2004. In 2004, R$77.5 million of our roaming revenues was obtained from clients of international GSM wireless operators, with whom we have roaming agreements, using their mobile telephones in Brazil. The remaining R$29.3 million was obtained from our clients using mobiles outside our authorized Region I.

          The total revenues with roaming increased 640.7% in 2003, if compared to the R$8.6 million in the six-month period of 2002, due to the increase in Brazilian mobile customer base.

          Additional services. In 2004, revenues from additional services increased 158.4%, if compared to 2003, totaling R$110.6 million, mainly from data services GPRS, WAP (protocol for wireless data networks) and SMS (short message). Combined revenues from these three services amounted to R$106.2 million, representing 96% of additional services. GPRS service allows for wireless access to the Internet through mobile telephones, laptops or palm pilots and permits customers to use voice and data services simultaneously. The WAP portal is a service and contents channel that permits customers to send and receive SMS, form contact groups, access bank accounts and buy tickets. Short message services permit users to send messages, as well as to receive news, sports information, horoscopes, jokes and other messages, with revenues based on the volume of usage.

          In 2003, these revenues totaled R$42.8 million, representing an increase of 739.2% when compared to R$5.1 million in the six-month period of 2002.

     Remuneration for the use of the mobile network

          This item, which includes revenues received from both fixed-line and mobile telecommunications operators for the use of our mobile network in completing calls, represented 10.5% of our consolidated mobile revenues in 2004, totaling R$221.2 million. Based on Anatel’s data, Oi’s market share within Region I was approximately 23.5% in December 2004, while the penetration rate in this Region is estimated at 29.9% at December 2004, compared to 21.9% in December 2003.

          Use of mobile-to-mobile network. These revenues totaled R$100.3 million in 2004, principally from the other mobile operators in the main cities in Region I. The 7.5% decrease of these revenues in 2004, despite the expansion of our mobile client base, is due to our migration and that of our wireless competitors to the SMP system as of June 2003, when a new methodology started to apply between wireless operators, based on a “bill and keep” system. Under this system, the remuneration of the network occurs only for the percentage of usage that exceeds 55% of total combined local traffic between two operators. Therefore, since June 2003, our wireless segment is receiving less remuneration for the use of its network. This loss is partially offset by a reduction in the interconnection costs that Oi has with the other wireless operators.

          These revenues totaled R$20.2 million in 2002 and R$108.4 million in 2003, representing a 436.6% increase due to the expansion of our mobile operations in the main cities in Region I since Oi’s start-up in late June 2002.

          Use of fixed-line to mobile network. These revenues totaled R$120.9 million in 2004, excluding R$657.3 million received from Telemar that was eliminated from the Consolidated Financial Statements. This revenue is reducing with the migration of fixed-line to mobile calls to mobile to mobile calls.

          In 2003 these revenues totaled R$62.0 million, excluding R$316.6 million received from Telemar.

     Data transmission services

          Dedicated Line Service—SLD. Revenues from Dedicated Line Service consist of payments for the rental of dedicated digital lines for data transmission, which are utilized primarily by corporate clients. In 2004, such revenues totaled R$324.9 million, a 5.9% decrease compared to 2003, which was the result of the migration of some clients to ADSL and IP — “internet protocol” — services. Therefore, the number of accesses decreased 6.6% from December 2003 to December 2004.

          Such revenues increased 25.3% from R$275.6 million in 2002 to R$345.3 million in 2003, due to a price readjustment, which was offset by a migration to frame relay and IP services.

          Transmission—EILD. Revenues in this category consist of payments for leases of dedicated data-transmission lines by providers of telecommunications services, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2004, EILD revenues increased 16.0% to R$338.1 million, due to new contracts with higher speeds, more convergent services and better prices despite a 14.5% reduction in the average number of leased lines.

          Such revenues decreased 21.9%, from R$373.3 million in 2002 to R$291.5 million in 2003, due to the construction of new fiber networks by our competitors within Region I, and also due to a high level of competition with other segments owning fiber networks, such as regional and national electrical distributors, including Infovias, Light Telecom (currently AES.com) and

Eletronet. The increase of leased lines was partially offset by price reductions resulting from increased competition in Region I.

          Internet Protocol services. In 2004, revenues from Internet Protocol services increased by 13.0% to R$233.9 million, due to a 39.8% increase in the number of accesses. IP services consist of dedicated and dial-up access to the Internet for Internet service providers, as well as VPN services that enable companies to set up networks such as intranets and extranets. Revenues from IP services increased 125.0%, from R$92.0 million in 2002 to R$207.0 million in 2003, due to continuous sales efforts to enhance our market share, including promotion of “TC IP Connect”. Aside from these sales promotions, during 2003 we signed long-term contracts with the major Brazilian Internet services providers (Internet Group do Brasil Ltda., or iG, AOL, Terra and Ibest) to offer dial-up access services upon their request. Since the number of clients with ADSL has been growing rapidly, as demonstrated by the number of Velox subscriptions sold in Region I, the sales of larger bandwidth IP services also suffered an increase in order for the ISPs to interconnect themselves and attend increasing client demands.

          Switching packs and frame relay. In 2004, revenues from data transmission services increased 52.2%, to R$204.3 million, due to an increase in the monthly subscriptions of frame-relay services. Revenues from data transmission services increased 53.7% in 2003, from R$87.3 million in 2002 to R$134.2 million in 2003, mainly due to new acquisition of data communication networks from corporate clients and continuous sales efforts of frame-relay services, with significant market acceptance.

          Asymmetric Digital Subscriber Line (ADSL). We sell our ADSL services for high-speed access to the Internet under the brand name Velox. This is a strategic product, enabling us to block entrants offering high-speed access through the cable television network and other fixed-line competitors obtaining remuneration for the use of their network through market share in our region.

          These revenues increased 287%, from R$33.1 million in 2002 to R$128.1 million in 2003, and 200.8%, to R$385.3 million in 2004 as a result of our continuous focus on increasing the penetration by Velox of the Internet market. The number of Velox subscriptions increased 128.6%, from 217,000 in 2003 to 496,000 in 2004. At December 2004, Velox customer base represented 3.3% of Telemar’s total fixed-lines in service (1.4% at December 2003).

          The number of Velox subscriptions increased 208.4%, from 41,000 in 2002 to 217,000 in 2003. The performance of Velox reflects the implementation of actions such as the expansion of our network into new locations and specific marketing and sales promotion efforts.

          Other services. In 2004, these revenues increased 55.5%, from R$77.9 million in 2003 to R$121.1 million in 2004, due to the amounts received from agreements with Internet service providers which had experienced an increase in the amount of their ADSL clients. Revenues from other data services consist principally of rental of dedicated data-transmission lines and circuits.

          In 2003, revenues from other data services increased 75.1%, from R$44.5 million in 2002 to R$77.9 million in 2003, reflecting our agreements with Internet service providers.

     Contact center

          TNL established a contact center in late 2000 in response to opportunities in the Brazilian contact center outsourcing market. TNL Contax initially provided outsourced services previously rendered by Telemar in order to reduce costs and increase the quality of Telemar’s in-house activities. In addition, it provided supplementary services with Telemar to their large corporate customers.

          In November 2004, the Company’s Board of Directors approved the spin-off of the contact center segment, decreasing TNL’s share capital by R$277.5 million and delivering to TNL’s shareholders Contax Participações S.A. shares (see note 1(a) to our Consolidated Financial Statements).

          In 2004, gross revenues with third parties increased by R$162.1 million, representing a growth of 172.8%, from R$93.8 million in 2003 to R$255.9 million in 2004. Part of this growth originated from higher volume of services rendered to existing clients, consisting of R$51.6 million increase in technical support services, R$20.9 million increase in operations from the client NET (cable TV), and R$14.6 million increase in retention operations. Most of the 2004 growth resulted from the acquisition of new clients due to the execution of a contract with Orbitall, signed in April 2004.

          As for the revenues with related parties, eliminated upon consolidation, gross revenues to Telemar increased 25.3%, from R$303.7 million in 2003 to R$380.4 million in 2004, while revenues to Oi increased 44.2%, from R$50.4 million in 2003 to R$72.7 million in 2004. Of the total 2004 revenues, 76.3% refers to inbound contact center services, while the remaining 23.7% refers to sales support and revenues collecting.

          In December 2004, TNL Contax and Telemar approved two long-term agreements: (i) a contract establishing full outsourcing for all contact center services rendered by TNL Contax to Telemar (some services rendered to Telemar were only partially outsourced prior to this date), and (ii) a telecommunications service contract for the services rendered by Telemar to TNL Contax. As a result of these full outsourcing arrangements, TNL Contax acquired Telemar’s remaining contact center assets for their book value, totaling R$29.5 million. See “Item 7. Major Shareholders and Related Party Transactions—Related party transactions”.

          In 2003, the contact center segment gross revenues with third parties increased 103.9%, from R$46.0 million in 2002 to R$93.8 million in 2003, derived from the acquisition of important new clients, such as Unibanco (bank), Correios (national postal services) and CEMIG (a large energy distributor in the state of Minas Gerais).

          In 2003, the revenues with related parties, eliminated upon consolidation, increased 94.5%, from R$182.1 million to R$354.2 million.

     ICMS and other indirect taxes

          The gross revenues are subject to ICMS (value-added tax), PIS, Cofins, and also to contributions to telecommunications funds Fust and Funttel (see “Item 4. Information on the Company—Our operations—Taxes on telecommunications services”). The consolidated taxes increased 15.6%, while gross revenues increased 13.1%, from 2003 to 2004. This increase in the tax rate was due to a 4.6% increase in Cofins on sales of mobile handsets, as of February 2004. The increase is also due to a change in our revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in our total revenues.

     Discounts and returns

          Since our sales contracts do not provide for returns, these amounts refer basically to discounts offered to clients in specific conditions. The R$39.5 million increase in 2004, totaling R$222.1 million (1.0% of gross revenues), is due to discounts to wireless dealers in order to increment handset sales and to strengthen partnership on a growing wireless industry.

          In 2003, the discounts totaled R$182.6 million, representing 0.9% of gross revenues.

     Costs of services

          In 2004, costs of services increased by 5.1%, totaling R$9,126.4 million. In 2003, the costs increased 5.9%, from R$8,200.9 million in 2002 to R$8,684.5 million. However, costs of services as a percentage of net operating revenues decreased from 62.0% in 2003 to 57.6% in 2004. The largest growth occurred in the handset costs, due to the expansion of our wireless customer base.

          The following table sets forth the components of our cost of services, as well as the percentage change compared to the prior year. We are also including the main costs of each separate segment; however, the sum of the components of all segments, after intercompany eliminations, may not correspond to the consolidated cost component since we included immaterial cost components of some segments as “other costs”.

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Consolidated:
Depreciation	3,406.0	3,198.0	2,974.4	(6.1)	(7.0)
Interconnection	2,369.2	2,531.1	2,516.5	6.8	(0.6)
Network maintenance	736.7	789.4	879.9	7.2	11.5
Cost of handsets and accessories	414.7	740.9	932.1	78.7	25.8
Personnel	440.4	512.1	679.2	16.3	32.6
Rental and insurance	390.6	399.2	451.0	2.2	13.0
Materials	214.1	173.6	247.5	(18.9)	42.6
Electricity	112.5	139.3	174.9	23.8	25.6
Other costs of services	116.7	200.9	270.9	72.2	34.8

Total costs of services	8,200.9	8,684.5	9,126.4	5.9	5.1

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Fixed-line telephone:
Depreciation	3,297.8	2,862.8	2,585.6	(13.2)	(9.7)
Interconnection	2,401.0	2,779.3	3,053.0	15.8	9.8
Network maintenance	684.0	711.1	785.8	4.0	10.5
Rental and insurance	306.8	537.4	406.3	75.2	(24.4)
Personnel	266.0	219.9	200.2	(17.3)	(9.0)
Materials	210.6	163.5	236.0	(22.4)	44.3
Electricity	108.9	129.4	159.6	18.8	23.3
Other costs of services	60.8	82.6	90.3	35.9	9.3

Total costs of services	7,335.9	7,486.0	7,516.8	2.0	0.4

Mobile telephone:
Cost of handsets and accessories	414.7	740.9	932.1	78.7	25.8
Depreciation	84.6	281.1	338.1	232.3	20.3
Rental and insurance	58.4	135.9	155.8	132.7	14.6
Interconnection	21.0	111.7	119.9	431.9	7.3
Network maintenance	57.2	79.3	99.9	38.6	26.0
Other costs of services	11.5	76.3	159.3	563.5	108.8

Total costs of services	647.4	1,425.2	1,805.1	120.1	26.7

Contact center:
Personnel	140.8	273.0	464.9	93.9	70.3
Depreciation	7.8	13.9	22.2	78.2	59.7
Other costs of services	32.5	47.9	87.0	47.4	81.6

Total costs of services	181.1	334.8	574.1	84.9	71.5

Other segments and holding:
Rental and insurance	127.3	74.1	90.9	(41.8)	22.7
Depreciation	15.8	40.2	28.4	154.4	(29.4)
Personnel	28.3	6.8	0.5	(76.0)	(92.6)
Other costs of services	34.7	59.3	30.2	70.9	(49.1)

Total costs of services	206.1	180.4	150.0	(12.5)	(16.9)

Intercompany eliminations:
Interconnection	(52.8)	(366.0)	(657.3)	593.2	79.6
Rental and insurance	(108.3)	(354.4)	(218.6)	227.2	(38.3)
Network maintenance	(15.7)	(18.4)	(38.9)	17.2	111.4
Personnel	(0.3)			(100.0)
Other costs of services	7.5	(3.1)	(4.8)	(141.3)	54.8

Total costs of services	(169.6)	(741.9)	(919.6)	337.4	24.0

     Depreciation

          Depreciation decreased 7.0% in 2004, totaling R$2,974.4 million due to the increasing amount of fixed-line equipment becoming fully depreciated. The useful lives of switching and transmission equipment were altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunications industry. This explains the reduction of R$277.2 million in the depreciation costs of our fixed-line segment, from R$2,862.8 million in 2003 to R$2,585.6 million in 2004. The Company has incurred in capital expenditures in order to expand, modernize and relocate our network for better usage.

          This decrease in the fixed-line segment was partially offset by an increase of R$57.0 million in 2004 in mobile segment depreciation, totaling R$338.1 million, due to capital expenditures of R$742.1 million in 2004.

          Depreciation and amortization costs decreased 6.1% in 2003, from R$3,406.0 million in 2002 to R$3,198 million. In 2003, the depreciation costs of our fixed-line segment reduced R$435.0 million, from R$3,297.8 million in 2002 to R$2,862.8 million in 2003.

          In 2004, the contact center segment recorded a depreciation cost increase of R$8.3 million, from R$13.9 million in 2003 to R$22.2 million in 2004, due to the expansion of the corresponding equipments and installations.

     Interconnection

          Interconnection costs are regulated by Anatel, representing 21.6% of net fixed-line revenues, and are important revenues of the mobile companies (especially with the increasing number of prepaid customers who originate calls, but generate material revenues due to the network usage revenues of incoming calls). As of July 2004, the rates were to have been negotiated directly with the mobile companies. However, the negotiations have not so far come to a conclusion. We have raised this matter with Anatel.

          Interconnection costs slightly decreased 0.6%, from R$2,531.1 million in 2003 to R$2,516.5 million in 2004, despite an authorized rate increase of 7.0% as of February 2004. This reduction is due to a decrease of 3.2% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Telemar to other mobile operators.

          The fixed-line segment had an increase of interconnection costs of 9.8%, from R$2,779.3 million in 2003 to R$3,053.0 million in 2004, principally due to the increasing market share gains in long-distance, aside from the net result of interconnection tariff increase and volume decrease. Also, in the fixed-line segment, with the obligation for wireless customers to select our long-distance Carrier Selection Code (CSP 31), we increased our long-distance revenues with an increase in the interconnection costs after the migration to the SMP system.

          The mobile segment had costs of R$119.9 million in 2004, representing a 7.3% increase compared to R$111.7 million in 2003. This increase reflects the growth in the number of calls from Oi clients to other fixed-line and mobile operators clients, with a substantial part referring to Telemar, and the 7.0% rate increase as of February 2004. While the average number of our mobile customers increased 83.5%, Oi’s market share gains increased the number of calls within the Company.

          In the consolidated interconnection cost of 2004, R$657.3 million was eliminated upon consolidation, representing an increase of 79.6%, if compared to the R$366.0 million eliminated in 2003. This is the result of the business growth and the synergies created between Oi and Telemar in Region I.

          Interconnection expenses increased 6.8% in 2003, from R$2,369.2 million in 2002 to R$2,531.1 million in 2003, due mainly to a 24.7% tariff increase in February 2003, which was substantially offset by a 14.5% decrease in the volume of minutes of fixed-to-mobile calls (VC1, VC2 and VC3) and Oi’s market share gains in Region I.

     Network maintenance

          Network maintenance increased 11.5% in 2004, from R$789.4 million in 2003 to R$879.9 million, resulting from the growth of Oi’s network and necessary improvement in the quality of Telemar’s network. In 2004, Telemar and Oi accounted for R$785.8 million and R$99.9 million of these costs, respectively.

          In 2004, the fixed-line costs of network maintenance service increased 10.5% to R$785.8 million, mainly due to service cost readjustments and quality improvement.

          Aside from the increase in the fixed-line segment, Oi increased its maintenance costs by 26.0%, if compared to 2003. Oi started its operations in July 2002, and its network maintenance is principally carried out by equipment suppliers, resulting in lower costs for personnel and materials.

          Network maintenance increased 7.2% in 2003, from R$736.7 million in 2002 to R$789.4 million, resulting from the growth of Telemar’s network and Oi’s start-up.

     Personnel

          Personnel is allocated between cost of services rendered, selling expenses and general and administrative expenses based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is eventually transferred between departments, there is a process to authorize the relocation of the cost to the new department in order to maintain the credibility of the process.

          In 2004, personnel costs increased 32.6% (R$167.1 million), totaling R$679.2 million, due primarily to an increase of R$191.9 million in the contact center segment, representing a 70.3% increase in personnel costs, reflecting the expansion of this business segment. The increase in the contact center segment in 2004 was partially offset by a R$19.7 million (9.0%) decrease due to headcount reductions in the fixed-line segment.

          In 2003, personnel costs increased 16.3% (R$71.7 million), from R$440.4 million in 2002 to R$512.1 million, due to an increase of R$132.2 million in the contact center segment, representing a 93.9% increase in personnel costs. The increase is similar to its revenue increase (96.3%), as personnel costs represent the main variable cost (81.6%) of total costs of the contact center segment. The turnover in the contact center segment during this period was estimated to be 3%. The increase in the contact center segment in 2003 was partially offset by a R$46.1 million (17.3%) decrease due to headcount reductions in the fixed-line segment.

     Costs of handsets and accessories

          These costs refer to the sale of mobile handsets, SIM cards and other Oi accessories. The volume of handsets sold in 2003 totaled 2,750,000, of which 1,912,000 was prepaid and 838,000 was postpaid. In 2004, this volume amounted 3,527,000, of which 2,514,000 was prepaid and 1,013,000 was postpaid.

          In 2003, the average costs of prepaid and postpaid handsets sold were R$228.90 and R$263.34, respectively, with a total cost of R$740.9 million. In 2004 these average costs were R$222.40 and R$252.84, respectively, with a total cost of R$932.1 million. The 25.8% cost increase in prepaid and postpaid accessories is in line with the 25.0% sales volume increase.

          As mentioned earlier, we subsidize both postpaid and prepaid handsets, and defer the subsidy of the postpaid handsets for the minimum 12-month contractual period. During 2004, we deferred and amortized R$88.1 million and R$90.5 million, respectively. We do not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans.

     Materials

          Costs of materials increased 42.6% (R$73.9 million) to R$247.5 million, due to a R$72.5 million increase in cost of materials applied in the fixed-line segment. This increase is due to a contractual agreement signed with outsourced maintenance services providers in August 2003, whereby we pay a lower price to the services rendered and separately reimburse the fuel. With this tax planning, we increased our 2004 fuel costs by R$53.5 million in exchange for a reduction of third party services, but we now record an ICMS tax credit on the cost of the fuel. The remaining increase is due to an increase in the number of fixed-line prepaid calling cards, with a R$15.8 million cost increase.

          In 2003, costs of materials decreased 18.9%, from R$214.1 million in 2002 to R$173.6 million in 2003, due to a R$16.9 million decrease in cost of materials applied in fixed-line network maintenance and R$12.9 million in costs of materials for vehicle maintenance, since Telemar increased the outsourcing of network maintenance services. As mentioned before, cost of materials are not representative in the mobile segment, due to the outsourcing of network maintenance.

     Rental and insurance

          In 2004, rental and insurance costs increased 13.0%, from R$399.2 million in 2003 to R$451.0 million. A substantial part of this increase refers to the need to rent dedicated lines to complete calls using our Carrier Selection Code (CSP 31) outside Region I. With the migration of two mobile operators, Telemig Celular and Amazonia Celular to the SMP system, their clients are now allowed to choose our code “31” in the States of Minas Gerais and Amazonas. The costs with satellite rental increased R$11.6 million, including R$3.4 million related to a termination fee charged by Embratel when Telemar stopped using Embratel’s satellite services and started on the Hispamar satellite connection.

          In 2004, rental and insurance costs of the fixed-line segment decreased 24.4% (R$131.1 million) from R$537.4 million in 2003 to R$406.3 million, due to a reduction in the wireless platform rentals from Oi, eliminated for consolidation purposes. This wireless local loop contract reduced from R$232.8 million in 2003 to R$84.4 million in 2004, since at the end of 2003 Telemar and Oi agreed to interrupt the rental of idle capacity and settled a termination fee.

          While consolidated rental and insurance costs increased 2.2% in 2003, from R$390.6 million to R$399.2 million in 2004, the rental and insurance costs of the fixed-line segment increased 75.2%, from R$306.8 million in 2002 to R$537.4 million in 2003. Telemar’s rental expenses with Oi’s wireless platform increased from R$41.2 million in 2002 to R$232.8 million in 2003, due to Oi’s start-up in late June 2002 and Telemar’s network expansion, using wireless platform and line rental from Pegasus, totaling R$115.0 million in 2003, to attend corporate clients and carriers.

     Electricity

          Electricity costs of the fixed-line segment increased 18.8%, from R$108.9 million in 2002 to R$129.4 million in 2003, and another 23.3% to R$159.6 million in 2004, mainly due to average rate readjustments of 13.5% and 12.0% applied by our electric energy providers in late 2003 and 2004, respectively.

     Other costs of services

          Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators, referred to as Taxa de Fiscalização de Telecomunicações, or Fistel which is a fee for the inspection of switching stations and wireless terminals.

          In 2004, other costs of services increased 34.8%, from R$200.9 million to R$270.9 million, basically due to a R$74.7 million increase in Fistel fee as a result of the expansion of Oi’s client base.

          The Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is our estimated average retention period. During 2004, Oi deferred R$79.7 million of such costs on the balance sheet as prepaid expenses and amortized R$64.1 million. Therefore, costs of these fees totaled R$29.7 million and R$64.1 million in 2003 and 2004, respectively.

          As for the Fistel fee for maintenance, charged on the basis of prior year’s number of radio base stations, Oi expensed R$20.5 million and R$53.9 million in 2003 and 2004, respectively. As for Telemar, it expensed R$18.8 million and R$24.9 million with Fistel maintenance fees in 2003 and 2004, respectively.

          In addition, other costs of services of the contact center segment, such as consultancy and training, increased R$39.1 million in 2004, reflecting the expansion of this business segment and acquisition of new businesses, such as the new contract with Orbitall.

          Other costs of services increased 72.2%, from R$116.7 million in 2002 to R$200.9 million in 2003, mainly due to a R$32.0 million increase in fines, as a result of (i) the rescission a service contract signed by TNL.Acesso (currently HiCorp) with iG, (ii) an increase of the Fistel maintenance and activation fees in the amounts R$18.5 million and R$29.7 million, respectively, paid as a result of the expansion of Oi’s network, and (iii) an increase of R$11.1 million in TNL Contax’s training and consultancy.

     Selling expenses

          The following table sets forth the components of our selling expenses, as well as the percentage change compared to the prior year. We are also including the main expenses of each separate segment. However, the sum of the components of all segments, after intercompany eliminations, may not correspond to the consolidated expense components, since we included immaterial expense components of some segments as “other expenses”.

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Consolidated:
Provision for doubtful accounts	616.0	597.6	564.3	(3.0)	(5.6)
Sales commission	73.4	235.0	367.5	220.2	56.4
Postage and billing	213.7	225.9	267.5	5.7	18.4
Contact center	7.0	3.9	2.5	(44.3)	(35.9)
Personnel	172.9	204.5	199.1	18.3	(2.6)
Marketing	172.6	200.2	251.8	16.0	25.8
Third party services	94.6	172.8	204.2	82.7	18.2
Other expenses	79.1	98.7	125.3	24.8	26.8

Total selling expenses	1,429.3	1,738.6	1,982.2	21.6	14.0

Fixed-line telephone:
Provision for doubtful accounts	614.0	534.9	503.7	(12.9)	(5.8)
Sales commission	189.1	364.1	501.9	92.5	37.8
Postage and billing	217.8	254.2	295.0	16.7	16.1
Contact center	142.5	203.5	238.1	42.8	17.0
Marketing	102.4	114.1	141.7	11.4	24.2
Personnel	155.6	161.5	159.5	3.8	(1.2)
Third party services	68.6	124.9	133.8	82.1	7.1
Other expenses	75.1	89.2	91.2	18.8	2.2

Total selling expenses	1,565.1	1,846.4	2,064.9	18.0	11.8

Mobile telephone:
Marketing	79.8	82.6	105.3	3.5	27.5
Sales commission	35.5	75.6	135.2	113.0	78.8
Provision for doubtful accounts	1.8	59.7	53.1	3,216.7	(11.1)
Third party services	27.7	62.5	89.4	125.6	43.0
Contact center	18.4	50.3	69.2	173.4	37.6
Personnel	13.0	40.3	37.5	210.0	(6.9)
Other expenses	5.0	20.5	35.8	310.0	74.6

Total selling expenses	181.2	391.5	525.5	116.1	34.2

Contact center:
Personnel	1.6	1.5	2.1	(6.3)	26.7
Marketing	0.9	1.4	1.9	55.6	42.9
Other expenses	1.4	1.3	1.8	(7.1)	46.2

Total selling expenses	3.9	4.2	5.8	7.7	38.1

Other segments and holding:
Sales commission		121.3	165.3		36.3
Other expenses	4.3	6.8	10.9	58.1	60.3

Total selling expenses	4.3	128.1	176.2	2,879.1	37.5

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Intercompany eliminations:
Sales commission	(151.2)	(326.0)	(434.8)	115.6	33.4
Contact center	(153.9)	(249.9)	(304.8)	62.4	22.0
Postage and billing	(5.1)	(36.2)	(39.2)	609.8	8.3
Third party services	(3.3)	(16.0)	(9.2)	384.8	(42.5)
Other expenses	(11.7)	(3.5)	(2.2)	(70.1)	(37.1)

Total selling expenses	(325.2)	(631.6)	(790.2)	94.2	25.1

          Selling expenses increased 14.0% (R$243.6 million), from R$1,738.6 million in 2003 to R$1,982.2 million in 2004. This growth resulted from an increase of R$132.6 million in sales commissions and an increase of R$51.6 million in marketing expenses, as Telemar has invested in fixed-line products such as ADSL (under the brand name Velox), long-distance Carrier Selection Code (CSP 31) and Oi has maintained a significant amount of handset sales. Sales commissions due to TNL Contax are eliminated upon consolidation.

          In 2003, selling expenses increased 21.6% (R$309.3 million), from R$1,429.3 million in 2002 to R$1,738.6 million in 2003. This growth was also due to an increase of R$161.6 million in sales commissions of Velox subscriptions and Oi products and an increase of R$78.2 million in outsourced logistics and consultancy services.

     Provision for doubtful accounts

          Consolidated provision for doubtful accounts reduced 5.6%, from R$597.6 million in 2003 to R$564.3 million in 2004, representing 3.1% and 2.6% of gross operating revenues, respectively. The Company has taken a number of actions in order to improve collection processes, in particular in the corporate and wholesale segments.

          In 2004, the provision for doubtful accounts of the fixed-line segment decreased R$31.2 million, representing 2.6% of gross operating revenues, due to the continuous campaigns to recover credits overdue. These campaigns also involve agreements to settle delinquency in installments. In 2003, provision for doubtful accounts decreased 12.9%, totaling R$534.9 million, because of the recovery of credits overdue through campaigns involving settlement through installments.

          In the mobile segment, the provision for doubtful accounts reached 8.7% of 2004 gross revenues with postpaid subscribers, totaling R$51.3 million and another 0.3% of gross revenues with dealers, totaling R$1.8 million.

     Sales commission

          Sales commission is paid to internal personnel, sales agents and dealers, mainly in the acquisition of corporate clients. In 2004, these expenses totaled R$367.5 million, representing an increase of 56.4% compared to 2003, as a result of sales efforts of ADSL broadband and mobile handsets.

          In 2003, these expenses grew R$161.6 million, representing an increase of 220.2% compared to 2002, principally due to the acquisition of important corporate clients and increasing sales of broadband Internet service through Velox and value-added services and a full-year of operations of Oi.

          Our main sales channel of value-added services is handled by our subsidiary, TNL Contax, which allows the elimination of a material portion of these expenses when we consolidate TNL Contax’s results into our Consolidated Financial Statements.

          The sales commission recorded in the other segments result represent the amounts paid by TNL.Acesso to the Internet service providers as of late 2002 (there were R$4.3 million recorded as “other costs of services” in the 2002 year-end results).

     Postage and billing

          Postage and billing expenses increased 18.4%, from R$225.9 million in 2003 to R$267.5 million in 2004, impacted especially by the increasing number of co-billing services to other telecom service providers and the expansion of Oi’s postpaid customer base.

          In 2003, these expenses increased 5.7% in 2003, from R$213.7 million to R$225.9 million, since in 2002 we began rendering co-billing services to other telecom service providers, we also had an expansion of Oi’s postpaid customer base, as well as a 23% price increase of the Brazilian post office services in October 2003. The additional costs with co-billing are offset by the revenues charged to render these services.

     Marketing

          Marketing expenses increased by 25.8%, from R$200.2 million in 2003 to R$251.8 million in 2004, due to higher media, promotion and events related to Velox, our long-distance Carrier Selection Code (CSP 31) to be used from mobile lines and events with Oi’s brand name. Marketing expenses represented 1.4% and 1.6% of 2003 and 2004 net operating revenues, respectively.

          In 2003, marketing expenses increased R$27.6 million when compared to R$172.6 million expensed in 2002.

          In order to achieve the significant client growth, the mobile segment invested R$82.6 million in 2003, representing 6.1% of net operating revenues. In 2004, marketing expenses of this segment increased another R$22.7 million, totaling R$105.3 million, while net revenues grew 55.6%, thus reducing the ratio of marketing expenses to net revenues to 5.0%. Oi sponsored many sports and fashion events since its start-up.

     Personnel

          Personnel costs decreased 2.6% in 2004, totaling R$199.1 million versus R$204.5 million in 2003, due to a reduction in the number of sales and marketing employees with the synergies created with the operational combination of the fixed-line and mobile activities.

     In 2003, personnel costs increased 18.3%, totaling R$204.5 million versus R$172.9 million in 2002, because there was a need to increase sales personnel in the mobile segment, increasing these costs by 210.0%, totaling R$40.3 million in 2003.

     The personnel costs of the mobile segment decreased 6.9% in 2004, totaling R$37.5 million, due to the combination of the fixed-line and mobile activities.

Third party services

     Third party services expenses increased R$31.4 million in 2004, totaling R$204.2 million versus R$172.8 million in 2003. The main impacts are due to consultancy and to sales and marketing technical assistance in the mobile segment.

     In 2003, these expenses increased 82.7% in 2003, from R$94.6 million in 2002 to R$172.8 million, impacted by technical consultancy and other services rendered by third parties, primarily logistics.

General and administrative

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Consolidated:
Third party services	221.9	226.1	273.0	1.9	20.7
Personnel	187.9	198.2	220.3	5.5	11.2
Depreciation	177.7	186.0	197.4	4.7	6.1
Consulting and legal counseling	145.9	174.7	148.9	19.7	(14.8)
Other expenses	103.3	70.3	110.1	(31.9)	56.6

Total administrative expenses	836.7	855.3	949.7	2.2	11.0

Fixed-line telephone:
Third party services	232.5	194.7	229.1	(16.3)	17.7
Depreciation	163.3	153.9	150.8	(5.8)	(2.0)
Personnel	160.0	150.6	156.0	(5.9)	3.6
Consulting and legal counseling	111.4	133.0	117.0	19.4	(12.0)
Other expenses	98.6	61.0	100.9	(38.1)	65.4

Total administrative expenses	765.8	693.2	753.8	(9.5)	8.7

Mobile telephone:
Personnel	13.9	34.4	40.2	147.5	16.9
Consulting and legal counseling	19.2	24.0	13.4	25.0	(44.2)
Third party services	10.3	23.1	39.2	124.3	69.7
Depreciation	5.4	21.8	34.8	303.7	59.6
Other expenses	3.7	4.0	4.9	8.1	22.5

Total administrative expenses	52.5	107.3	132.5	104.4	23.5

Contact center:
Third party services	1.4	4.8	13.1	242.9	172.9
Personnel	6.8	9.9	14.1	45.6	42.4
Other expenses	9.1	7.5	5.0	(17.6)	(33.3)

Total administrative expenses	17.3	22.2	32.2	28.3	45.0

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Other segments and holding:
Consulting and legal counseling	11.3	13.5	12.8	19.5	(5.2)
Third party services	42.3	10.0	3.7	(76.4)	(63.0)
Depreciation	6.9	8.5	8.9	23.2	4.7
Personnel	7.2	3.2	10.0	(55.6)	212.5
Other expenses	2.5	4.7	2.3	88.0	(51.1)

Total administrative expenses	70.2	39.9	37.7	(43.2)	(5.5)

Intercompany eliminations:
Third party services	(64.7)	(6.6)	(6.5)	(89.8)	(1.5)
Other expenses	(4.4)	(0.7)		(84.1)	(100.0)

Total administrative expenses	(69.1)	(7.3)	(6.5)	(89.4)	(11.0)

     General and administrative expenses increased 11.0%, from R$855.3 million in 2003 to R$949.7 million in 2004, due basically to an increase of third party services.

     In 2003, general and administrative expenses increased 2.2%, from R$836.7 million in 2002 to R$855.3 million in 2003, also due to consulting and legal counseling expenses.

Third party services

     Third party services increased 1.9% in 2003, totaling R$221.9 million in 2002 and R$226.1 million in 2003 and 20.7% in 2004 to R$273.0 million.

Personnel

     In 2004, personnel expenses increased R$22.1 million, from R$198.2 million in 2003 to R$220.3 million in 2004, mainly due to the expansion of our contact center segment.

     In 2003, the administrative personnel expenses increased 5.5%, totaling R$198.2 million, compared to R$187.9 million in 2002, due to the increase of these expenses in Oi since its start-up as of late June 2002. Part of this increase was compensated by a decrease of expenses in the fixed-line segment, due to the centralization process of the administration of the various states.

Depreciation

     In 2004, depreciation expenses totaled R$197.4 million, representing an increase of 6.1%, compared to R$186.0 million in 2003. While the centralization process of Telemar’s administration continues to reduce the fixed-line segment expenses, the mobile and contact center expansions are increasing these expenses.

     Depreciation expenses in 2003 increased 4.7%, compared to R$177.7 million in 2002, principally due to Oi’s start-up as of late June 2002.

Consulting and legal counseling

     We hire consulting and legal counseling service providers principally to advise us with respect to processes involving contingent risks, business reorganization and acquisitions.

     In 2004, these expenses totaled R$148.9 million, representing a decrease of 14.8% compared to R$174.7 million in 2003, reducing to 2002 level.

     In 2003, we increased these expenses by R$28.8 million, totaling R$174.7 million, due to the business acquisitions and structure reorganizations carried out throughout the year.

Other operating (expenses) income, net

     The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Operating (expenses) income, net:
Amortization of downstream merger goodwill	(167.5)	(167.5)	(153.6)		(8.3)
Amortization of goodwill — Pegasus	(6.2)	(75.1)	(75.1)	1,111.3
Amortization of negative goodwill — AIX			28.1
Amortization of deferred charges	(41.9)	(68.2)	(68.2)	62.8
Taxes	(188.9)	(302.0)	(326.3)	59.8	8.1
Equity method accounting	(18.6)	74.6	119.0	501.1	59.5
Provisions for contingencies	(17.7)	(150.3)	(613.5)	749.2	308.2
Recovered expenses	132.5	295.2	251.9	122.8	(14.7)
Bonuses and discounts	1.3	96.5	42.1	7,323.1	(56.4)
Rental of infrastructure	62.7	94.5	108.6	50.7	14.9
Expenses with fines	(23.3)	(66.3)	(30.7)	184.5	(53.7)
Late-payment charges	118.1	140.2	164.9	18.6	17.7
Technical and administrative services	64.0	56.7	58.7	(11.4)	3.5
Employees’ profit sharing	(130.9)	(118.4)	(110.9)	(9.5)	(6.3)
Agreement with Embratel			54.8
Recovery of expenses with Sistel	153.2			(100.0)
Other	(3.2)	(41.8)	(85.2)	(1,206.3)	(103.8)

Total operating (expenses) income, net	(66.4)	(231.9)	(635.4)	(249.2)	(174.0)

Amortization of downstream merger goodwill

     In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by Telemar Participações S.A. in connection with the acquisition of shares representing control of TNL was transferred to us in exchange for shares in the Company. The objective of the downstream merger was to assure realization of the tax benefit arising from the amortization, in five years, of the goodwill paid by Telemar Participações.

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

     The amortization of the goodwill reduces our taxable income, which is reverted to the benefit of Telemar Participações. In the last four years, we have increased TNL’s share capital by R$167.5 million each year, representing the tax benefit derived from the amortization. See “Item 5. Operating and Financial Review and Prospects—Amortization of downstream merger goodwill” and Note 5 to the Consolidated Financial Statements.

Amortization of goodwill – Pegasus

     The Company acquired 75.56% shares of Pegasus in December 2002, paying a goodwill over book value of R$319.5 million, which is being amortized on a straight-line basis over five years as from January 2003. Prior to this acquisition, the Company had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share participation, which is also being amortized on a straight-line basis over five years.

     The increase in the amortization costs from 2002 to 2003 is due to the acquisition of 75.56% of Pegasus in December 2002.

Amortization of deferred charges

     Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to the expenses incurred by Oi (R$628.6 million), which is being amortized on a straight-line basis over a 10-year period that began with the start-up in July 2002.

     On February 2003, we recorded the write-off of pre-operational deferred charges of TNext and HiCorp, totaling R$27.2 million, due to the decision to discontinue their operations. The write-off was recorded as “non-operating expense”, hence reducing amortization costs as of 2003, together with losses on leased assets recorded as “non-operating expense”.

Taxes other than on income

     Taxes other than on income increased 59.8%, from R$188.9 million in 2002 to R$302.0 million in 2003, and 8.1% to R$326.3 million in 2004. These amounts include basically Fust, Funttel and the taxes that remain after eliminating intercompany revenues.

     In 2002, 2003 and 2004, we recorded and paid approximately R$198.7 million, R$170.4 million and R$191.5 million, respectively, to Fust and Funttel.

     Up to February 29, 2004, such contributions corresponded to 1.5% of net operating revenues, excluding the revenues from interconnection and line rental. Effective March 2004, Anatel altered the calculation basis, including those revenues and reducing the related costs with interconnection and line rental. Since the alteration was retroactive to January 2001, the Company recovered R$17.1 million of historical value and another R$12.6 million recorded as financial income due to its restatement. These funds were created by the Brazilian Federal

Government to cover the universalization and digital inclusion of certain communities and lower economic classes.

     Upon consolidation, taxes (ISS, ICMS, PIS and Cofins) relating to intercompany revenues are classified in this account, totaling R$24.5 million, R$59.9 million and R$81.0 million in 2002, 2003 and 2004, respectively.

Expenses with provisions for contingencies

     The expenses with provisions for contingencies increased R$463.2 million, totaling R$613.5 million in 2004 from R$150.3 million in 2003. The main additions refer to R$114.4 million of ICMS on revenues from IP network access gate rental, recorded after reassessing the matter based on unfavorable judicial decisions, R$281.7 million of labor and R$194.1 million of civil contingencies.

     In 2003, the expenses with provisions for contingencies increased 749.2%, from R$17.7 million in 2002 to R$150.3 million in 2003, resulting from: (i) the fact that the period in which employees could initiate complaints related to the lay-offs following the 2001 network expansions would end in December 2003, triggering a significant increase in the number of labor complaints in the last quarter of 2003; (ii) the reevaluation of all the civil lawsuits in process, especially those referring to the indemnifying claims; and (iii) our initiative to eliminate the volume of suits filed in small claims courts. The repercussion of this policy on our customers caused an increase in the volume of these suits. Due to this policy, our customers started filing even more small claims. However, the amounts in dispute have been significantly reduced as a result of the agreements negotiated between the parties involved.

Recovered expenses

     In 2003, the Company recovered expenses in the total amount of R$295.2 million, of which R$196.5 million refer to the recovery of credits from PIS, Cofins, Fust and Funttel paid in excess in previous years.

     In 2004, R$251.9 million were recorded as recovered expenses, with R$65.3 related to PIS, Cofins, Fust and Funttel, R$76.1 million referring to value-added tax (ICMS) due to favorable decisions and R$18.7 million related to the renegotiations of debts with suppliers.

Bonuses and discounts

     These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon their compliance with contractual purchase volumes. In 2003 and 2004, theses revenues totaled R$96.5 million and R$42.1 million, respectively, and the decrease is due to contractual negotiations of lower prices in exchange of less bonuses.

Rental of infrastructure

     Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Telemar’s and Oi’s buildings and infrastructure for the installation of radio base stations. These revenues increased 50.7% in 2003, from R$62.7 million in 2002 to R$94.5 million in 2003, and another 14.9% in 2004, totaling R$108.6 million in 2004, basically due to the expansion of the mobile telephone network in Region I.

Expenses with fines

     Expenses with fines refer to assessments by Anatel as of the end of 2002, mainly regarding the shut-down of some customer service outlets. In response, Telemar has reopened and established new outlets and signed a contract with Brazilian post office services to attend our clients in some locations. In 2004, 2003 and 2002, the total amount recorded for these assessments was R$9.4 million, R$17.8 million and R$13.3 million, respectively. Additionally, due to our election to join the tax refinancing program (Programa de Refinanciamento Fiscal), or Refis Program, established in June 2003, which permits companies to pay outstanding tax debts in 120-180 monthly installments, we recognized fines for interest in arrears in the total amount of R$36.7 million in 2003. In addition to the financial impacts generated by the adherence to the Refis Program, fines for payments in arrears became applicable and were recognized due to the obligation to renounce any outstanding proceedings and injunctions. The benefit involving the Refis Program, other than the end of costs with tax processes considered to be probable losses, is that the monetary restatement rate of the installments is the floating long-term interest rate (TJLP), historically lower than the CDI interest rate.

Late-payment charges

     Late-payment charges refer to revenues received from a 2% penalty fee charged to our delinquent customers. These revenues increased 18.6%, from R$118.1 million in 2002 to R$140.2 million in 2003, and 17.7%, to R$164.9 million in 2004, due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.

Technical and administrative services

     Technical and administrative services represent revenues obtained mainly by our fixed-line segment related to data-processing, co-billing and other services rendered basically to other telecommunications services providers.

     In 2004, revenues from technical and administrative services increased slightly, from R$56.7 million in 2003 to R$58.7 million in 2004, or 3.5%.

     The 11.4% reduction in 2003, from R$64.0 million to R$56.7 million, is due to co-billing price reductions imposed by Anatel, following a complaint by the long-distance operators.

Other non-recurring income

     On November 30, 2004 an agreement was reached with Embratel whereby all administrative and legal proceedings between the parties were extinguished. As a result, the Company recognized R$54.8 million relating to favorable outcome in several claims, the book values of which, conservatively, had not been recorded, or had been recorded for lower amounts than those actually agreed upon.

     While there was no non-recurring income or expense in 2003, during 2002, Telemar recorded R$153.2 million with respect to excess funds received from the pension plan Sistel, as a result of the pardon of fines due to the adherence to a taxation system with Brazil’s Federal Government. This system required the payment of the provided principal amount only, without interest and restatement. Since the amount provided was higher than the payment made, remaining funds from provisions for tax contingencies were transferred to the benefit plans.

Tabular disclosure of financial income and expenses

	Year ended December 31,			% Change
	2002	2003	2004	2002 v. 2003	2003 v. 2004
	(million of reais)
Financial income
Yield on marketable securities	217.3	351.8	497.0	61.9	41.3
Interest on receipt of overdue bills	80.4	104.6	142.4	30.1	36.1
Interest on other assets (substantially, recoverable taxes)	42.2	121.4	58.6	187.9	(51.7)
Financial discounts obtained		28.3	51.9		83.2

Other	44.6	0.2	25.9	(99.6)	15,214.8

	384.5	606.3	775.8	57.7	28.0

Financial expenses
Interest on loans payable to third parties	(578.7)	(633.2)	(608.3)	9.4	(3.9)
Monetary/exchange variations on loans payable to third parties	(2,510.5)	1,427.7	453.0	(156.9)	(68.3)
Swap, options and forward transaction results	1,602.2	(2,417.4)	(1,100.6)	(250.9)	(54.5)
Bank charges, including CPMF	(205.6)	(243.4)	(250.7)	18.4	3.0
Monetary restatement of interest on capital and dividends proposed	(6.0)	(8.2)	(24.0)	36.8	191.8
Interest on debentures	(245.5)	(277.4)	(188.6)	13.0	(32.0)
Monetary restatement of provisions for contingencies	(196.0)	(277.5)	(296.4)	41.6	6.8
PIS, Cofins and IOF on financial income	(239.3)	(133.2)	(130.0)	(44.3)	(2.4)
Interest on tax financing program — Refis Program		(111.9)	(82.8)		(26.0)
Interest and monetary variations on other liabilities	(0.6)	(3.8)	(46.5)	493.9	1,130.4

Other	(28.6)	(106.3)	(142.2)	271.8	33.9

	(2,408.6)	(2,784.6)	(2,417.1)	15.6	(13.2)

Total	(2,024.1)	(2,178.3)	(1,641.3)	7.6	(24.7)

Financial income

     Financial income increased 28.0%, to R$775.8 million in 2004, due principally to a 67.8% rise in our average cash position, partially offset by a decrease of 30.4% in the average CDI rate.

     Financial income increased 57.7%, to R$606.3 million in 2003, due principally to a 91.6% rise in our average cash position, as well as to an increase of 21.5% in CDI rate. In addition, we recorded financial income of R$96.0 million related to the indexation adjustment of tax credits (PIS, Cofins, Fust and Funttel) paid in excess in previous years.

Financial expenses

     In 2004, financial expense decreased 13.2%, to R$2,417.1 million due to a 5.4% increase in our average level of debt, which was offset by a decrease of 30.4% in the average CDI rate. In 2004, we also recorded the following expenses: (i) R$82.8 million related to the restatement of financed taxes under the Refis Program; and (ii) R$296.4 million of indexation adjustment of provisions for contingencies, which increased R$18.9 million compared to R$277.5 million in 2003. The restatement of contingencies that are the actual amounts to be paid in the event of loss and/or settlement, rather than estimates, are stated as a “financial expense”.

     In 2003, financial expense increased 15.6%, to R$2,784.6 million, due to a 16.3% increase in our average level of debt, which was partially offset by a 18.2% appreciation of the Brazilian currency against the U.S. Dollar. In 2003, we also recorded the following expenses: (i) R$111.9 million related to the restatement of financed taxes under the Refis Program; and (ii) R$277.5 million of indexation adjustment of provisions for contingencies, which increased R$81.5 million compared to R$196.0 million in 2002.

Non-operating income (expense), net

     Net non-operating expenses under Brazilian GAAP consist principally of equipment disposal in connection with the modernization of the network, gains and losses due to changes in share participation on equity investments and other disposals of permanent assets.

     In 2004, we charged R$136.6 million of non-operating expense, mainly resulting from (i) a provision for adjustment to fair value of a property put for sale, based on an appraisal report prepared by independent experts, in the total amount of R$36.4 million; and (ii) an additional provision for losses recorded on the assets of ducts in São Paulo, in the amount of R$54.0 million.

     In 2003, we charged R$68.6 million of non-operating expense, mainly resulting from the following:

     (a) On August 26, 2003, the Company signed an agreement with América Móvil S.A, in which the Company was granted an option to participate in the acquisition of the share capital of BCP S.A. América Móvil S.A. concluded the acquisition of BCP on October 31, 2003, and the Company did not exercise its option to participate in the share capital of BCP. However, as foreseen in the referring agreement, the Company would have the right to receive the equivalent of U.S.$35 million for not having exercised that option. This income was recorded in the Company’s financial statements in December 2003, totaling R$101.1 million;

     (b) Due to the high level of competitiveness and the capacity of the competitors in the Internet Data Center—IDC segment, as well as the consolidation of this market among large technology service providers, TNL’s management decided to transfer these activities, which were being developed by TNext (currently TNL Contax), to Hewlett Packard (HP). HP was chosen after intense negotiations with several other companies in this market. On June 30, 2003, a contract was signed between the parties, disposing of approximately R$7.4 million in hardware, software and equipment valued at book value, in addition to a free lease contract, dated June 2003 with effect as from December 2003, for another R$82.0 million in assets with a purchase option in the amount of R$3.0 million (we may receive R$3.0 million in December 2006 while HP uses equipment worth R$82.0 million free of charge). TNL recognized in June 2003 a provision for loss on these leased assets, in the amount of R$82.0 million;

     (c) Due to the excess of book value of optic cables inventories, we recorded during 2003 a write-down to replacement costs of some fiber-optic cables in the amount of R$37.1 million. These replacement values were calculated based on price quotations;

     (d) The subsidiaries TNext and HiCorp’s deferred assets, totaling R$27.2 million, were fully written-off in the first quarter of 2003, due to the decision of selling IDC—Internet Data Center activity developed by TNext and centralizing the activities of HiCorp at Telemar, maintaining our focus on our main businesses;

     (e) In 2003, after concluding a reconciliation with the banks and competent agencies, we complemented the provision for losses on tax incentives by some R$46.4 million, considering that we do not expect to recover the book value of these assets; and

     (f) In 2003, we recorded R$22.2 million of non-operating income as a result of equity adjustments in the earnings of our associated companies.

Income tax and social contribution

     The composite statutory rate of income taxes was 34% for all three years. In 2004, we recorded a tax provision in the amount of R$446.5 million.

     The main variations that occurred in 2004 are explained as follows: (i) we recorded a tax benefit on the payment of interest on capital of R$82.6 million, which is totally tax-deductible, unlike dividends; and (ii) we recorded a tax provision in the amount of R$171.1 million because some subsidiaries did not record all of the income tax and social contribution credits on tax loss carryforwards, since they did not have expectations of sufficient taxable profits to realize these credits.

     In 2003 and 2002, we recorded tax benefits in the amount of R$112.6 million and R$371.3 million, respectively. The main variations occurred in 2003 and 2002 and are explained as follows: (i) in 2002 and 2003, the combined tax benefit of the interest on capital declared and recorded was R$227.2 million and R$213.9 million, respectively, which is totally tax-deductible; (ii) some subsidiaries did not recognize income tax and social contribution credits on tax loss carryforwards because they did not have expectations of sufficient taxable profits to realize these credits; in 2003, the unrecognized tax credits generated totaled of R$71.7 million; and (iii) a tax provision in the amount of R$10.0 million and R$74.9 million in 2002 and 2003, respectively, for fines, donations, gifts and non-deductible sponsoring.

Minority interests

     We recorded minority interest expense of R$131.9 million, R$145.5 million and R$172.5 million in 2002, 2003 and 2004, respectively, which reflects the participation of Telemar’s minority shareholders in its net income or loss. The variations reflect fluctuations in Telemar’s net income.

Net income

     We had a loss of R$415.6 million in 2002, net income of R$212.7 million in 2003 and net income of R$751.0 million in 2004.

Liquidity and capital resources

Overview

     In 2001, we invested approximately R$8.9 billion (excluding R$1.1 billion for the license to provide wireless telecommunications services) in property, plant and equipment, mainly in fixed-line infrastructure and our wireless and broadband businesses. To fund that investment, during 2001, we increased our long-term debt by R$5.5 billion. The resulting improvements in our fixed-line infrastructure were designed to allow us to meet Anatel’s targets ahead of our agreed schedule, thereby allowing us to enter early into the wireless and long-distance markets.

     Since 2001, we have continued to make investments in our fixed-line, broadband and wireless infrastructure at a more consistent rate, with capital expenditures in the amount of R$2,013.4 million, R$1,682.2 million and R$2,062.6 million in 2002, 2003 and 2004, respectively. We have funded these investments through cash from operations as well as long-term debt (including vendor financing, when available).

     Historically, our business has generated relatively consistent cash flows from operations, and we expect to be able to continue generating such operational cash flows for the foreseeable future. However, we do have a significant amount of debt, amounting to R$9.0 billion of long-term liabilities outstanding at December 31, 2004, and we intend to continue to incur debt to fund our capital expenditures in the future.

Uses of funds

     Funds derived from operating cash flow are principally used for capital expenditures, debt reduction and payments of dividends and interest on capital to our shareholders.

     As noted above, expenditures on property, plant and equipment totaled R$2,013.4 million, R$1,682.2 million and R$2,062.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. We intend to make approximately R$2.5 billion in capital expenditures in the course of 2005, of which approximately 66.5% will be used by Telemar primarily for network improvements and to meet Anatel’s targets and service requirements and, approximately 33.5% by Oi, mainly for network capacity and IT systems development.

     In 2004, we disbursed nearly R$3.7 billion in repayments of principal and interest on our debt and we expect to disburse approximately R$3.5 billion in 2005.

     We paid dividends and interest on capital in the amount of R$386.6 million, R$565.4 million and R$899.8 million in 2002, 2003 and 2004, respectively. At our Annual Shareholders’ Meeting on April 12, 2005, our shareholders approved the distribution of R$1,100.0 million dividends and interest on capital in respect of fiscal year 2004, the payment of which R$100.0 million was in the form of interest on capital distributed on April 25, 2005.

Sources of funds

     TNL relies almost exclusively on dividends and interest on capital from Telemar to meet its needs for cash, including the payment of dividends to its shareholders. TNL controls the payment of dividends and interest on capital by Telemar, subject to limitations under Brazilian GAAP.

     Our primary source of operating funds is cash flow generated from continuing operations of Telemar, net of taxes. Cash flows provided by operating activities were R$3,767.1 million in 2002, R$5,774.1 million in 2003 and R$6,057.8 million in 2004. We consider the cash flows provided by our operating activities to be sufficient for our expected cash requirements. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing and other forms of financing. Disregarding the effects of our hedging agreements, we had R$10,597.2 million of total indebtedness at December 31, 2004, compared to R$11,307.6 million of total indebtedness at December 31, 2003.

     The main sources of our debt are bank loans and vendor financings. We also have obtained R$878 million from the issuance of 10-year U.S.$300 million non-convertible notes, or Senior Notes, in 2003. We also have obtained a loan in the amount of R$884 million in 2003 with the Japan Bank for International Cooperation, or JBIC. Net of our current cash position, our debt amounted to R$6,542.0 million at December 31, 2004, a 16.5% reduction from R$7,834.3 million at year-end 2003. This decrease resulted principally from a free cash flow after investing activities in the amount of R$3,994.9 million.

     As of December 31, 2004, our total debt, including debentures, was R$12,014.3 million, including the effect of the loss on swap operations of R$1,417.1 million.

     At December 31, 2004, approximately 66.5% of our funded debt, disregarding the effects of our swap agreements, was denominated in foreign currency, compared to 72.5% at December 31, 2003. After the effects of swap operations, only 9.4% of our foreign debt was exposed to foreign currencies fluctuations.

     The 2004 average annual interest rate on local currency debt, which totaled R$3,549.2 million (including debentures) at the end of the year, was approximately 15.9% per annum, representing 98.2% of average Selic for the year. The average cost of our funded foreign currency debt, which totaled R$7,047.9 million, is LIBOR plus 2.85% per annum, for U.S. dollar loans and 1.5% per annum for Japanese Yen loans. As of December 2004, 81.1% of our financing bore interest at floating rates, before derivative agreements to swap obligations from floating to fixed rates.

     Although we have no reason to believe this could occur, in the event that we no longer have access to third party financings, we will need to reduce our investments to the extent of our available cash flow from operating activities, which could significantly impact our results in future years.

Outstanding credit facilities

     In December 2000, Telemar renegotiated the terms of its bridge loan with the BNDES permitting it to enter into the BNDES Facilities, of which 70% was denominated in reais (TJLP) and 30% in a basket of foreign currencies. The BNDES Facilities provided Telemar with a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in December 2000 with final maturity in October 2012. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per annum. On the foreign currency portion, the interest rate is equal to the exchange rate variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined by the BNDES on a monthly basis. The BNDES Facilities required that we observe certain financial covenants with which we were unable to comply from time to time and had obtained yearly waivers in connection with such noncompliance. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet. See “Item 13. Defaults, Dividend Arrearages and Delinquencies”.

     On June 1, 2001, we issued five-year R$1.3 billion domestic, non-convertible debentures. We accrued interest in the amount of R$188.6 million in 2004 and R$277.4 million in 2003.

     On August 10, 2001, Oi entered into, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to U.S.$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with several other international banks. In December 2002, US$300 million of this credit line was substituted by a financing contract with Export Credit Agencies. This facility had an eight-year term of amortization from August 2004 to final maturity in November 2012, and bears a floating interest rate of LIBOR plus 0.75% to 4.56% per annum. On November 17, 2003, this facility was transferred from Oi to Telemar. See “Item 4. Information on the Company—Our history and development—Sale of Oi to Telemar”. At December 31, 2004, the outstanding debt on this facility was R$2,912.5 million (including interest).

     In January and February 2003, TNL entered into a loan agreement with JBIC for up to the Yen equivalent of U.S.$250 million (Yen 29.8 billion) to finance the expansion of our telecommunications network. Outstanding principal amounts under the JBIC facility bear interest at 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/EBITDA and EBITDA/interest expense.

     In December 2003, Telemar entered into a new credit agreement with the BNDES to provide a credit line of up to R$520 million, or the 2003 BNDES Facility, to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 and 2003. In December 2003, the Company borrowed R$202.0 million under the 2003 BNDES Facility. In March, June and October 2004, the Company borrowed R$100.2, R$119.9 and R$107.7 million of the credit line, respectively. In December 2004, 81.4% of the facility was subject to TJLP and 18.6% was subject to a basket of currencies. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES Facility in January 2011. The interest rate is determined quarterly by the BNDES.

     On December 18, 2003, TNL obtained R$878 million from the issuance of U.S.$300 million of Senior Notes in the international market. The Senior Notes bear interest at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a prepayment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013. In October 2004, TNL concluded a registered exchange offer of the Senior Notes issued in 2003 for new registered Senior Notes with the same terms of the unregistered Senior Notes issued in 2003, except that new Senior Notes do not have any transfer restrictions attached to them.

     In September 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400.0 million in 2004. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012.

     We have also entered into a number of smaller vendor financing arrangements to finance the purchase of equipment and services needed for the continuous expansion of our telecommunications network. Similar to the facilities described above, these vendor financings contain typical covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.

     The following table shows our known contractual obligations as of December 31, 2004:

		Payments due by period
		(million of reais)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt	3,041.1	3,041.1
Long-term debt	7,748.2		4,104.5	1,943.9	1,699.8
Debentures	1,225.0	17.8	1,207.2
Rights of use	453.3	42.6	85.1	85.1	240.5
Capital lease obligations	79.2	38.8	39.4	1.0
Operating lease	574.0	574.0
Purchase obligations	57.5	57.5

Total obligations	13,178.3	3,771.8	5,436.2	2,030.0	1,940.3

     The Company made no contributions to the pension plans in 2004 and does not expect to make contributions in 2005, since these plans present funded status. Because the actuarial assumptions, such as the number of employees of each of the plans and the estimated mortality rate are subject to changes, we are unable to estimate if there will be obligations relating to pension plans thereafter.

U.S. GAAP reconciliation

     We have presented our Consolidated Financial Statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 33 to the Consolidated Financial Statements. In 2002, U.S. GAAP net loss was R$1,392.5 million, compared to a Brazilian GAAP net loss of R$415.6 million. In 2003, U.S. GAAP net income was R$976.7 million, compared to Brazilian GAAP income of R$212.7 million. In 2004, U.S. GAAP net income was R$746.9 million, compared to Brazilian GAAP income of R$751.0 million.

     As of December 31, 2002, shareholders’ equity under U.S. GAAP was R$8,785.7 million, compared to R$9,120.1 million under Brazilian GAAP. Shareholders’ equity under U.S. GAAP was R$8,792.2 million on December 31, 2003, compared to R$8,544.6 million under Brazilian GAAP. As of December 31, 2004, shareholders’ equity under U.S. GAAP was R$8,864.8 million, compared to R$7,963.3 million under Brazilian GAAP.

     The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are the treatment of inflationary accounting methodology and indices, the corporate reorganization, pension and other post-retirement benefits, funds for capitalization, capitalization of interest and related depreciation, deferred charges, dividends and fair value of derivatives. For a detailed explanation of the difference between Brazilian GAAP and U.S. GAAP, see Note 33 to the Consolidated Financial Statements.

     The main effect in 2002, 2003 and 2004 refers to the fair value adjustment of derivative transactions, required by FAS No. 133. The main derivative transactions refer to swap agreements that mitigate the risks of losses from foreign exchange rate variations. This adjustment, a loss of R$1,401.3 million in 2002, a gain of R$1,475.3 million in 2003 and a loss of R$110.7 million in 2004, will offset or increase the financial expenses/income from foreign currency indebtedness if we maintain these agreements to maturity.

Item 6. Directors, Senior Management and Employees

     TNL is managed by a Board of Directors, or Conselho de Administração, and Executive Officers, or Diretoria. According to TNL’s by-laws, members of the Board of Directors are appointed by TNL’s shareholders and Executive Officers are appointed by the Board of Directors.

Board of Directors

     The Board of Directors is currently composed of 11 regular members and 11 alternates, each serving for a term of three years. The Board of Directors holds a regular monthly meeting and holds special meetings when called by the Chairman or by two members of the Board of Directors.

     At the TNL Ordinary Shareholders Meeting held on March 1, 2004, new members of the Board of Directors and their respective alternates were appointed for the next term, which means that new appointments may be done on the TNL Ordinary Shareholders Meeting to be held in 2007. Such appointments were made consistent with the requirements provided by Brazilian corporate law which are described below:

     (i) holders of Preferred Shares representing at least 10% of the total corporate capital of the Company may appoint one member to the Board of Directors and its respective alternate; and

     (ii) holders of Common Shares representing at least 15% of the total Common Shares with voting rights may appoint one member to the Board of Directors and its respective alternate.

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

     The following are the members of the Board of Directors and their respective positions.

Name	Position
Fersen Lamas Lambranho	Chairman
Carlos Francisco Ribeiro Jereissati	Director
Otavio Marques de Azevedo	Director
José Augusto da Gama Figueira*	Director
José Botafogo Gonçalves	Director
João Carlos de Couto Ramos Cavalcanti	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Luiz Eduardo Franco de Abreu	Director
José Luiz de Cerqueira Cesar	Director
Luciano Galvão Coutinho*	Director
Antonio Cortizas Noguerol*	Director

*	Both the principal member and respective alternate have requested to be on leave until further notice.

     The following are brief biographies of the members of TNL Board of Directors:

     Fersen Lamas Lambranho, born on October 11, 1961, was elected Chairman of TNL’s Board of Directors on October 27, 2004. He was elected as an alternate member of TNL’s Board of Directors in August 1999, and has been serving as a regular member since August 2001, including as Chairman of the Board of Directors from August 29, 2001 to November 1, 2002. He has also served as a member of the executive board of Telemar Participações since August 25, 1999. He is also partner of GP Investmentos S.C. Ltda. and a member of the boards of directors of several companies, such as Playcenter S.A., ABC Supermercados S.A. and Lojas Americanas S.A. Before joining the executive board of Telemar Participações S.A. on August 1999, he served in different positions at Lojas Americanas S.A. since 1986 and acted as CEO of that company from 1996 to 1998. He holds a B.Sc. in Engineering from Universidade Federal do Rio de Janeiro - UFRJ and an MBA from Coppead (Instituto de Pós Graduação e Administração de Empresas da UFRJ) and completed an Owner’s President Management Program — OPM at Harvard Business School.

     Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of TNL’s Board of Directors since August 1998 and of the Chairman of the Board of TNL from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003. He is an Executive Officer and has been a member of the Board of Directors of Telemar Participações S.A. since 1998. Mr. Jereissati served as Chairman of the Board of Telemar from November 1998 to September 2000. He served as member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/Iguatemi) and is a member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in economics from Mackenzie University of São Paulo.

     Otavio Marques de Azevedo, born on May 5, 1951, has served as the Chairman of TNL’s Board of Directors since October 29, 2003. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom Participações, one of the major shareholders of Telemar Participações. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in engineering from Pontifícia Universidade Católica de Minas Gerais.

     José Augusto da Gama Figueira, born on September 20, 1947, served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a member of the Board of Directors. He also served as a member of the Board of Directors of Telemar Norte Leste since May 22, 2002, president of Instituto Telemar since August 2001, and officer of Telemar Participações since June 1999. He served as officer of Pegasus Telecom, a company of the Andrade Guetierrez group from July 1997 to August 1999, and member of the fiscal council of Telest, Telepisa and Teleamazon from April to December 1999. He holds a degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a postgraduate degree (lato sensu) in Business Administration from Fundação Getúlio Vargas (1996-1997).

     José Botafogo Gonçalves, born on January 11, 1935, has served as a member of TNL’s Board of Directors since August 8, 2004. Mr. Gonçalves served as a Diplomat, of the following missions: Moscow, The Vatican, Rome, Santiago, Paris, Bonn and Milan. He was Vice President of External Relations of the World Bank in Washington, D.C. (1985-1987). In Brazil, he worked for the Ministry of Foreign Relations as Head of General Management Services (1970), Head of the Financial Policy Division (1970-1972) and Head of the Trade Policy Division (1977). In 1979, he worked as Coordinator of International Agricultural Issues of the Ministry of Agriculture and Secretary of Economic and Technical Cooperation of the Presidency’s Planning Secretariat (1979-1985). He also held positions as General Sub-secretary of Economic Integration Issues and Foreign Trade (1995-1998) and Minister of State, Minister of Industry, Minister of Tourism, Executive Secretary of the Presidency’s Chamber of Foreign Commerce, Special Ambassador for Mercosur Issues (2001) and Ambassador to Brazil in Buenos Aires (2002-2004). He currently serves as President of the Brazilian Center of International Relations and of Strat do Brasil Ltda. (an Argentinean-Brazilian corporate consulting company), as well as an alternate member of Ambev’s fiscal council. Mr. Gonçalves holds a bachelor’s degree in social and legal sciences from Pontifícia Universidade Católica do Rio de Janeiro. He attended a Preparation Program for the Diplomat Career (IRBr-1959) and a Training Program on Economic Development Problems (Cepal-1960).

     João Carlos de Couto Ramos Cavalcanti, born on May 9, 1951, was appointed as an alternate member of TNL’s Board of Directors on February 26, 2003, and has served as a regular member since October 29, 2003. In 1974, he joined the BNDES, where he held several executive offices, such as Department Head of the Finance and International Area and Industrial Projects Superintendent. Since February 2002, he has held the position of Infrastructure Superintendent with the BNDES. He holds a bachelor’s degree in Economics and a doctorate degree in Production Engineering from Universidade Federal do Rio de Janeiro—UFRJ.

     Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, has served as a member of TNL’s Board of Directors since March 1, 2004. He was elected TNL’s Chief Executive Officer (CEO) on March 4, 2004 after being elected Superintendent Director in October 2002 and Vice-President of Operations (COO) in December 2001. He has worked at Acesita (1974), at Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years as member of the executive committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as managing director of the Northern Region. He has a degree in Psychology from the Catholic University of Minas Gerais (1976) and master’s degrees in Organizational Management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984).

     Luiz Eduardo Franco de Abreu, born on May 4, 1960, has served as a member of TNL’s Board of Directors since February 26, 2003. He has also been serving as a member of the Board of Directors of Telemar Participações since February 26, 2003. Mr. Abreu has been Vice-President of Finance, Capital Markets and Investor Relations with Banco do Brasil S.A. since January 29, 2003. He served as a member of the fiscal council of Itaúsa Investimentos Itaú S.A., Chairman of the Boards of Directors of Cartões BRB S.A. and BRB Banco de Brasília S.A., member of the Board of Directors of Cibrasec, member of the Deliberative Board of the Brazilian Savings and Loan Trade Association (Abecip) and the Executive Board of the

Brazilian Federation of Banks (Febraban). His prior positions include Chief Executive Officer of BRB Banco de Brasília S.A., Chief Operations Officer of ORMEC Engenharia Ltda., Chief Finance Officer of GFC Global Finance Consulting S.C. Ltda., and Chief Operations Officer of Pacific do Brasil Comércio Exterior Ltda. Mr. Abreu holds a B.A. in Business Administration from the Universidade Federal do Rio de Janeiro, with a specialization in Finance from Instituto Brasileiro de Mercado de Capitais (Ibmec) and a degree in Business Administration from Duke University.

     José Luiz de Cerqueira Cesar, born on September 4, 1957, has served as a member of TNL’s Board of Directors since March 1, 2004. He worked for several financial and banking institutions, such Itaú, BNB, Unibanco, Banco 24 Horas, and the São Paulo Futures and Commodities Exchange. Since 2003, he has been serving as a Vice President of Technology and Infrastructure of Banco do Brasil S.A. He has 24 years of experience in the structuring of electronic banking businesses. His accomplishments in this area include the implementation of various banking products such as e-banking and credit card systems, as well as the networks of Brazil’s National Financial System, of the Brazilian Payments System and of several other clearing houses. He is currently responsible for the technology and infrastructure areas of various electronic service websites. He holds an undergraduate degree in electronic engineering from Escola Politécnica of the University of São Paulo.

     Luciano Galvão Coutinho, born on September 29, 1946, has served as a member of TNL’s Board of Directors since April 2001. He was Secretary General of the Ministry of Science and Technology from 1995 to 1998 and President of the Regional Economy Council of São Paulo from 1984 and 1990. He serves as a consultant to the São Paulo State Foundation for the Support of Research (Fapesp), the National Council of Scientific and Technological Development (CNPq) and the National Science Foundation (NSF) in the United States; an assistant to the São Paulo Foundation for Administrative Development (Fundap); permanent member of the Forum of Studies of the Support Service to Small Businesses (Sebrae) in São Paulo; and member of the Consulting Committee of the Brazilian Quality and Productiveness Institute. He is a professor of the Economics Institute of Universidade Estadual de Campinas (UNICAMP). He holds an undergraduate degree from the Business and Economy School of the University of São Paulo, a masters in economics from the Economic Research Institute of the University of São Paulo and a Ph.D. in economics from Cornell University.

     Antonio Cortizas Noguerol, born on December 13, 1962, has served as a member of TNL’s Board of Directors since April 2000. From 1994 to 1998, he served as Executive Officer of the Pension Fund for Employees of Banco do Brasil (Previ). He served as Chairman of the Board of the National Syndicate for Private Pension Funds (Sindapp) from 1996 to 1998. He served as Regional Officer of the Brazilian Association for Private Pension Funds (Abrapp) from 1997 and 1998. He served as a member of the Board of Directors for the Band B operating mobile telephone companies, Americel S.A. and Telet S.A., from 1997 to 1999, and has served as a member of the Board of Directors of Tigre S/A—Tubos e Conexões since 1997. He received a law degree from University of São Paulo School of Law in 1990. He completed a graduate program at the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania in 1996.

Executive officers

     The by-laws of TNL provide that the Executive Officers shall consist of one President (CEO), one General Superintendent Officer, and up to four other Officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current Executive Officers were appointed for a three-year term at a Board of Directors Meeting of TNL held on March 4, 2004 and will serve until the first Board of Directors meeting following the Ordinary Shareholders Meeting in 2007.

     The following are the Executive Officers and their respective positions.

Name	Position
Ronaldo Iabrudi dos Santos Pereira	President (CEO)
Luis Eduardo Falco Pires Corrêa	General Superintendent Officer
Marcos Grodetzky	Chief Financial Officer, Investor Relations Officer
Júlio Cesar Pinto	Officer

     Ronaldo Iabrudi dos Santos Pereira is member of our Board of Directors and Board of Executive Officers. For his biographical information see “—Board of Directors”.

     Luis Eduardo Falco Pires Corrêa, born on August 13, 1960, was first elected General Superintendent Officer in October 2002 after being elected President of Oi in October 2001. He currently acts as TNL’s General Superintendent Officer. He previously worked at Transportes Aéreos Marilia—TAM, where he held several positions such as Production Manager, Director of Technology and Vice President of Marketing and Sales. He received a degree in aeronautical engineering from Instituto Tecnológico da Aeronáutica—ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas.

     Marcos Grodetzky, born on November 24, 1956, was elected to serve as an Executive Officer on October 2, 2002, when he became responsible for the Company’s Treasury and was also elected Investor Relations Officer. Since March 24, 2003, he has been CFO of the Company, a position that is held at the same time with the CFO position at Telemar. Mr. Grodetzky holds a degree in Economics from UFRJ, and from 1979 to 1991 was a financial executive with Citibank, where he held several positions and was eventually appointed Vice-President. Prior to this, he was Vice-President in the financial area of Banco Nacional (purchased by Unibanco), Banco Safra and a partner in MJ Partners, a management consultancy firm.

     Júlio Cesar Pinto, born on October 7, 1951, was elected to serve as an Executive Officer on October 2, 2002, when he also assumed responsibility for the Company Controllership. Mr. Pinto held several positions in the financial area of large companies such as MRS Logística, ATL—Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a degree in Accounting from Faculdade Moraes Júnior, and attended several other courses in the U.S., including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

Fiscal Council and Audit Committee

     As required by the rules governing the privatization of the Telebrás system, our by-laws establish that the Company shall have a permanent Fiscal Council (Conselho Fiscal). Under Brazilian corporate law, the Fiscal Council is a corporate body, independent of the Company’s Board of Directors and Board of Executive Officers and its independent registered public accounting firm. The Fiscal Council’s primary responsibility has been to: (i) monitor the activities of our management, (ii) review the financial statements, (iii) report its findings regarding the financial statements to the shareholders, and (iv) report to management or to the shareholders, in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents. Members of the Fiscal Council must comply with the same fiduciary duties that Brazilian corporate law imposes on management.

     Brazilian corporate law establishes that the Fiscal Council may not contain members that are (i) on our Board of Directors or Board of Executive Officers or the board of directors or board of executive officers of our affiliates, (ii) employed by us or our affiliates, or (iii) spouses or relatives of members of our Board of Directors or Board of Executive Officers, up to and including the third degree of relationship.

     TNL’s Fiscal Council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of shareholders at the annual shareholders’ meeting. As of the date of this filing, TNL’s Fiscal Council is comprised of five effective members. Under Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the Fiscal Council. Also, under the Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. In any event, however, the common shareholders have the right to elect the majority of the members of the Fiscal Council.

     Brazilian corporate law requires that Fiscal Council members receive remuneration which is at least 10% of the average amount paid to each executive officer. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary if the Company is undergoing extraordinary circumstances.

     The SEC has adopted a new rule that prohibits the New York Stock Exchange (“NYSE”) from listing, or continuing to list, any security of any issuer, unless such issuer has an audit committee which meets a number of requirements, such as independence from management, and performs various duties, such as the retention and oversight of the independent registered public accounting firm and the processing of complaints regarding internal accounting controls and general auditing matters. See also “Item 16. Audit Committee Financial Expert”.

     Pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting the formation of such a board of auditors, which in TNL’s case would be the Fiscal Council. TNL plans to rely on this exemption and assign the required audit committee responsibilities to the Fiscal Council, to the extent permissible under Brazilian law. We are not required to comply with those requirements until July 31, 2005. Pursuant to this exemption, we do not believe that reliance on this exemption will materially adversely affect the ability of our Fiscal Council to act independently, and our Fiscal Council should be able to exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. Nevertheless, a fiscal council established under Brazilian corporate law has not typically been considered equivalent or comparable to a U.S. audit committee as provided for under the Sarbanes-Oxley Act.

     To comply with the new SEC rules, the board of auditors must meet the following standards: (i) be separate from the full board of directors; (ii) its members must not be elected by management; (iii) none of its members may serve concurrently on the board of executive officers; and (iv) Brazilian law must set forth standards for the independence of its members. In addition, in order to qualify for the board of auditors exemption, the Fiscal Council must, to the extent permitted by Brazilian law:

•	be responsible for the appointment, retention, compensation and oversight of the independent registered public accounting firm (including the resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting);

•	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing practices;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	receive appropriate funding from the company for payment of compensation to the independent registered public accounting firm, for any advisors and ordinary administrative expenses.

     Because Brazilian corporate law (i) does not permit the board of directors to delegate the responsibility for the oversight, appointment, retention and compensation of the independent registered public accounting firm and (ii) does not provide the board of directors or the Fiscal Council with the authority to resolve disagreements between management and the independent registered public accounting firm regarding financial reporting, our Fiscal Council cannot and will not perform these functions. Therefore, it is contemplated that our Fiscal Council will only be able to perform an advisory role in making recommendations to the Board of Directors with respect to the oversight, appointment, retention and compensation of the independent registered public accounting firm. Similarly, our Fiscal Council will only perform an advisory role to our Board of Directors and Board of Executive Officers regarding the resolution of disagreements between management and the independent registered public accounting firm.

     As a foreign private issuer, as discussed above, we plan to modify our Fiscal Council to comply with the SEC exemption requirements for a board of auditors to the extent permissible under Brazilian law. Hence, in order to comply with the new NYSE listing standards and to the extent not inconsistent with Brazilian corporate law, our Board of Directors has agreed to afford certain additional responsibilities to the Fiscal Council. To implement these new responsibilities, the Board of Directors is proposing and the Fiscal Council is in the process of considering and approving certain appropriate amendments to the Fiscal Council’s internal charter.

     The following are the Company’s Fiscal Council members elected at its April 12, 2005 annual shareholders’ meeting:

Name	Position
Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Ricardo Malavazi Martins	Effective Member and Representative of Preferred Shareholders
Maria Elizabeth Ferreira Alvarenga	Effective Member and Representative of Minority Shareholders

     Pedro Wagner Pereira Coelho, born on June 29, 1948, has been a member of TNL’s Fiscal Council since April 1999 and was reappointed on April 12, 2005. He has also served as a Fiscal Committee member of Telemar Participações since 1999, Lojas Americanas S/A and Empresa Energética de Mato Grosso do Sul – Enersul since 2004. From October 1978 to April 1981, he was a member of the external fiscal staff of PricewaterouseCoopers Auditores Independentes. He graduated in Business Administration from Sociedade Universitária Augusto Motta – SUAM on October 10, 1978, and in Accounting Sciences from Faculdade SOMLEI on December 18, 1980.

     Allan Kardec de Melo Ferreira, born on November 19, 1949, was appointed to TNL’s Fiscal Council on April 12, 2004. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais — DER-MG), the Belo Horizonte Traffic Department (Empresa de Transposte e Trânsito de Belo Horízonte – BHTRANS), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in Law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in Foreign Trade, in particular Export Services, at Foreign Trade Center Foundation (Fundação Centro de Comercio Exterior-FUNCEX), Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

     Fernando Linhares Filho, born on September 29, 1945, was appointed to TNL’s Fiscal Council on April 12, 2005. From 1969 to 1983, he worked as a stockbroker of the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro). From 1983 to 1991, he was a partner of Sovalores Distribuidora de Títulos e Valores Mobiliários Ltda. In 2003, the Minas Gerais State Government appointed him as Head of the State’s Representative Office in the State of Rio de

Janeiro. He graduated in Business Administration in 1968 from the Faculdade Nacional de Ciências Econômicas.

     Ricardo Malavazi Martins, born on October 28, 1964, was appointed a member of TNL’s Fiscal Council on April 12, 2005. He holds the position of Chief Financial and Investment Officer with Fundação Petrobras de Seguridade Social – Petros. In addition, he is an officer with Bonaire, Cia. Petrolífera Marlim and Marlim Participações, a regular member of the Board of Directors of Coteminas, as well as alternate member of the boards of CPFL Energia and Cia. Paulista de Força e Luz. He serves as a member of the Technical Investment Committee of Abrapp and of the Corporate Governance Committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional (BCN) from 1995 to 1999; and acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas (UNICAMP) from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a degree in Economics from Universidade Estadual de Campinas (UNICAMP), where he also attended courses for a master’s degree in Economics.

     Maria Elizabeth Ferreira Alvarenga, born on October 21, 1949, was elected to the Fiscal Council on April 12, 2005. Ms. Alvarenga worked at Banco do Brasil S.A. from 1971 to 2002 where she held the positions of general manager of the Ihéus, BA and Praia de Botafogo, RJ branches and the position of administrative manager of the Candelária and Barra Shopping branches of Banco do Brasil S.A.. Ms. Alvarenga is a specialist in international commerce and worked in the international department of Banco do Brasil S.A. from 1973 to 1993, where she was also an instructor of the International Business Management program from 1998 to 2002. She holds a bachelor’s degree in law from Faculdade Cândido Mendes (1979), an MBA from Fundação Getúlio Vargas in instruction of new managers (1998) and a graduate extension certificate in Development of New Executives from Fundação Getúlio Vargas (2003). She is a human resources consultant and has been working in Rede de Supermercados Meira in Ilhéus, BA since 2005.

Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$10.5 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.

     TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “Pension benefit plans”.

     TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.

Options to purchase securities from TNL

     In July 2000, May 2001 and July 2002, we established stock option plans whereby 250.3 million, 1,296.0 million and 1,240.6 million TNL Preferred Shares were respectively reserved for a selected group of our executives. The options are exercisable at varying dates, on a cumulative basis up to 5 years, limited to 18% a year. Options become fully exercisable after the fifth year. See Note 25(h) to the Consolidated Financial Statements.

Share ownership

     The Common and Preferred Shares held by our directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about our stock option plan, see “—Compensation” and “—Options to purchase securities from TNL”.

Pension benefit plans

  Sistel

     Sistel is a private pension fund created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the Federal Government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel start being sponsored by the telecommunications companies, such as Telemar, that resulted from the privatization of Telebrás. Sistel is self-funded and no longer admits new members. Although Telemar no longer makes contributions to Sistel, we are jointly and severally responsible, along with other telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A social security plan, as well as for the PAMA, a health plan with 16,882 members still managed by Sistel. As at December 31, 2004, PBS-A had 15,233 members and approximately R$2,585 million of assets under management.

  PBS Telemar

     As PBS Telemar derived from the restructuring of Sistel as it existed before the privatization of the Telebrás system, it works essentially as a retirement plan bearing the same characteristics of the Sistel benefit plan. In addition to monthly pensions, medical care is provided on a cost-shared basis to retired employees who participate in PBS Telemar. We are responsible for 50% of any insufficiency in payments owed to members of the PBS Telemar plan. As of December 31, 2004, PBS Telemar had almost R$162 million of plan assets and 1,649 members.

     PBS Telemar is being discontinued since no new members are being admitted. By March 2001, nearly 96% of active members had migrated to the TelemarPrev plan.

  TelemarPrev

     As of September 2000, we began sponsoring TelemarPrev, a private pension plan administered by Sistel until January 2005 when Fundação Atlântico de Seguridade Social took over its administration.

     Members of TelemarPrev have two categories of benefits: (i) risk benefits, which are funded according to the defined benefit method, and (ii) programmable benefits, which are funded according to the defined contribution method. If TelemarPrev experiences a shortage of funds, we will be responsible only for certain additional benefit amounts, which were offered to TelemarPrev members as an incentive for them to migrate from PBS Telemar to TelemarPrev.

     As of December 31, 2004, TelemarPrev had R$2.0 billion of plan assets and 16,688 participants. During the year of 2004, Telemar made no contributions to TelemarPrev.

  Fundação Atlântico de Seguridade Social

     Telemar decided to establish a new private social security fund manager by the name of Fundação Atlântico de Seguridade Social, in order to transfer the management of the TelemarPrev and PBS-Telemar benefit plans from Sistel to this new social security institution. Despite the transfer of the management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social, the terms and rules of both plans were kept unaltered.

     Fundação Atlântico de Seguridade Social was authorized to operate on August 16, 2004 and received authorization to receive the management of assets formerly under Sistel’s responsibility on January 12, 2005. Fundação Atlântico de Seguridade Social has approximately 20,000 members who either benefit from or contribute to the two plans mentioned above. It has assets under management in the approximate amount of R$2.1 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.

Employees

     As of December 31, 2004, we had a total of 47,107 employees, of which 7,957 worked for Telemar. All our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance. This breakdown relates to employees of Telemar. As of December 31, 2004, the other relevant subsidiaries had 39,150 full-time employees: 37,926 at TNL Contax (our call center subsidiary) and 1,224 at Oi.

     The following table provides our breakdown of employees by main category of activity and geographic location in TNL as of the dates indicated:

	Year ended December 31,
	2002	2003	2004
Total number of employees	29,047	37,690	47,107
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	5,195	4,717	4,422
Sales and Marketing	2,785	2,517	2,190
Administrative Support	2,003	1,742	1,136
Corporate Management, Budget and Finance	1,222	1,322	1,433
Contact Centers	17,842	27,392	37,926
Number of employees by geographic location:
Rio de Janeiro	11,097	14,818	17,595

	Year ended December 31,
	2002	2003	2004
Regional Minas:
Minas Gerais	5,793	7,261	8,226
Espírito Santo	360	277	240
Regional Bahia:
Alagoas	129	104	108
Sergipe	108	89	82
Bahia	3,571	4,165	5,931
Regional Pernambuco:
Rio Grande do Norte	208	162	155
Paraíba	230	181	181
Pernambuco	1,957	2,241	2,774
Regional Ceará:
Amazonas	159	136	124
Roraima	29	24	24
Pará	295	240	240
Amapá	36	31	29
Maranhão	177	153	145
Piauí	141	120	116
Ceará	2,639	4,167	4,522
São Paulo	2,118	3,283	6,205
Porto Alegre		147	242
Brasília		91	158
Paraná			10

     During 2004, our primary target in relation to our employees has been to focus employee efforts and loyalty toward the collective objectives of TNL’s business and operations as a whole instead of the objectives of any specific subsidiary. We invested approximately R$29.8 million in education and training of our employees during 2004 and created the Telemar University Project to train and motivate our employees.

     Approximately 28.1% of all employees are members of state labor unions associated either with the Federal Association of Telecommunications Employees (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Inter-state Association of Telecommunications Employees (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We negotiate separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and in each local labor union on the other. Telemar’s collective bargaining agreement has been renewed until November 30, 2005 with an average increase of 3% to our monthly payroll. See “Item 8. Financial Information—Legal proceedings—Labor proceedings”. We have never experienced a strike that had a material effect on our operations.

Employee benefits

     We provide our employees medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. The costs of these benefits are covered by the employees and us on a shared basis. The meal and food assistance program has been implemented under the Workers’ Meal Assistance Program (Programa de Alimentação do Trabalhador). For the year ended December 31, 2004, we had contributed R$55.3 million to the Worker’s Meal Assistance Program.

Profit sharing plan

     The profit sharing plan was implemented in 1999 as an incentive for employees to pursue our goals and to ultimately benefit the shareholders. The plan is effective upon achievement of economic value-added targets and other targets defined annually by the Board of Directors.

     The profit sharing plan relating to the year ended December 31, 2004 reached 9,418 employees. In 2004, we paid R$146.1 million to our employees under the profit sharing plan.

Career and salary plan

     Our career and salary plan is organized according to the Hay Methodology. The plan is structured so as to take into account the employees’ knowledge, problem-solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with our cost management policies.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

     We have two classes of share capital outstanding, Common Shares and Preferred Shares. Only the Common Shares have full voting rights. The Preferred Shares have limited voting rights. See “Item 10. Additional Information—Organization—Voting rights”. As of December 31, 2004, Telemar Participações owns 53.8% of our Common Shares. Accordingly, Telemar Participações is able to control the election of the majority of TNL’s Board of Directors, its direction and future operations. See “—Telemar Participações shareholders’ agreements”.

     The following table sets forth information concerning the ownership of Common Shares by Telemar Participações and by other shareholders holding five percent or more of our Common Shares as of December 31, 2004. Except for the shareholders listed below, we are not aware of any other shareholder of TNL owning more than five percent of our Common Shares.

		Percentage of
	Number of Common	Outstanding Common
TNL Major Shareholders	Shares Owned	Shares
Telemar Participações S.A.	69,523,964	53.77
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,731,210	5.21

     The following table sets forth information concerning the ownership of the common voting stock of Telemar Participações as of December 31, 2004.

		Percentage of
	Number of Common	Outstanding Common
Telemar Participações Shareholders	Shares Owned	Shares
Shares
BNDES Participações S.A.—BNDESPar	858,225,280	25.0
Fiago Participações S.A.	683,147,324	19.9
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Brasil Veiculos Companhia de Seguros	171,645,056	5.0
Brasilcap Capitalização S.A.	171,645,056	5.0
Fundação Atlântico de Seguridade Social	173,316,044	4.0

     The following is a brief description of the major shareholders of Telemar Participações as of December 31, 2004:

     AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which manages the telecommunications business of such group. Currently, this group is focusing on four core businesses: (a) heavy construction throughout Brazil, Portugal, and other Latin American countries; (b) public concessions in Brazil (primarily highways and water treatment); (c) telecommunications in Brazil, and (d) real estate enterprises in Brazil.

     ASSECA PARTICIPAÇÕES S.A. is a company controlled by GP Investments and the Macal group. GP Investments is the largest private equity company in Brazil, holding shares and investments in various economic sectors. Macal holds shares in several companies, principally in the telecommunications area, including Mcom Wireless S.A. (trunking and radio services), Shoptime S.A. (a television sales channel), Multicanal Participações S.A. (cable television) and Almax Alumínio S.A.

     BNDES PARTICIPAÇÕES S.A.—BNDESPar is a subsidiary of the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development,

Industry and External Trade which is dedicated to offering long-term financing to entrepreneurial activities that may contribute to the development of the country’s economy. BNDESPar is dedicated to strengthening the capital structure of private companies. See “Related party transactions—BNDES Facilities”.

     BRASIL VEÍCULOS COMPANHIA DE SEGUROS is a company created in March 1997 from the association of Banco do Brasil-Banco de Investimento S.A. and Sul América, the corporate purpose of which is to engage in the automobile insurance business. According to the Brazilian Private Insurance Superintendance (Superintendencia de Seguros Privados), or SUSEP, Brasilveículos is ranked sixth in the automobile insurance market in Brazil with a 5.8% market share in 2004.

     BRASILCAP CAPITALIZAÇÃO S.A. is a company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford Capitalização and Companhia de Seguros Aliança da Bahia that conducts business in the capitalization market. The company has been a market leader since the second year of its operations. It has already sold over eight million account certificates (títulos de capitalização) and distributed more than R$280 million in prizes in connection with such certificates.

     FIAGO PARTICIPAÇÕES S.A. is a holding company controlled by the pension funds Previ (Banco do Brasil), Telos (Embratel), Funcef (Caixa Econômica Federal), Sistel (Sistema Telebrás) and Petros (Petrobrás), which was formed to hold certain equity investments of those funds. It was established in January 1998 to participate in the privatization of Telebrás. In July 1998, it acquired 3,8327% of TNL’s total capital at that time.

     LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar group, which operates in Brazil and in other countries in Latin America. The Inepar group offers telecommunications, energy and construction services. The company’s activities in telecommunications including participation in cable TV, mobile services, Internet access services and radio call services (paging).

     L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the Southern and Southeastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in B and B Wireless Operators, Americel and Telet, which were sold in 2001. A current member of our Board of Directors, and a former Chairman of our Board of Directors, Carlos Francisco Ribeiro Jereissati, is the CEO of the Jereissati Group.

     FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL is a private pension fund manager that manages two benefit plans, TelemarPrev and PBS Telemar, with approximately 20,000 members who either benefit from or contribute to such plans. It has assets under management in the approximate amount of R$2.1 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.

Restrictions on participation in control by Lexpart and Fiago

     As a result of administrative proceedings brought against them by Anatel in 2000, Lexpart and Fiago (each shareholders of Telemar Participações) are currently prohibited from voting their shares or otherwise participating in the control and administration of Telemar as a result of their respective relationships with other telecoms operators in Brazil.

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

     On August 3, 1999, the shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines the (i) rules in regard to voting rights during the general meetings of Telemar Participações which deal with subjects related to the management of Telemar Participações; (ii) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (iii) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) installation of the executive committee responsible for giving support to the Board of Directors; (v) rules for the reelection of the members of the Board of Directors and Executive Officers; and (vi) guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.

Record holders of ADSs

     In the United States, the Preferred Shares trade in the form of American Depositary Shares (ADSs), each representing one Preferred Share, issued pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TNE. As of May 31, 2005, we had 114,528,517 outstanding ADSs, held by 169 record holders, representing the same number of Preferred Shares. As of such date, the number of Preferred Shares represented by ADSs constituted 45.0% of the total amount of Preferred Shares outstanding and 29.2% of TNL’s total capital.

Related party transactions

     Set forth below is a description of the related party transactions that are material to TNL and of the loans made by TNL to its subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties, see Note 28 to the Consolidated Financial Statements.

  Telemar management services agreement

     At an extraordinary meeting of the shareholders of TNL held on November 30, 1999, without the vote of the controlling shareholder Telemar Participações, holders of the Common and Preferred Shares approved a management services agreement between the 16 former operating subsidiaries in each state in Region I and Telemar Participações, as contemplated by the Concession Agreement. The management services agreement was effective until December 31, 2003. The agreement has not been renewed or approved as of the date of this report. We are not certain whether such management services agreement will be renewed, or the terms of any such renewal, but the terms of any such agreement will require the approval of a majority of our shareholders at an extraordinary general meeting. Telemar Participações’ remuneration for providing management services under the management services agreement was a percentage of consolidated net revenues of Telemar as follows: 1% in the period from August 1998 to December 31, 2000, 0.5% in 2001 and 2002 and 0.2% in 2003.

  Loans between TNL and its subsidiaries

     TNL makes loans to its subsidiaries to provide them with working capital for their operating activities. The loans bear the same costs that TNL bears in its own loans and have terms and conditions generally similar to loans made by TNL to unrelated third parties.

     As of December 31, 2004, the aggregate indebtedness of TNL’s subsidiaries to TNL, was R$828.8 million, represented mainly by loans to Telemar. As a result of Oi’s acquisition by Telemar, the indebtedness of Oi to TNL was transferred to and assumed by Telemar. See “Item 4. Information on the Company—Our history and development—Sale of Oi to Telemar”.

  Pegasus Telecom S.A.

     On December 27, 2002, Telemar acquired, from certain shareholders of Telemar Participações, 93.27% of the shares in Pegasus Telecom S.A., including preferred shares held by TNL that represented 24.4% of Pegasus’ share capital. On February 19, 2003 Telemar acquired the remaining 6.73% of Pegasus’ shares, and accordingly holds 100% of its share capital. Historically, Pegasus’ primary purpose was the operation, marketing, project development, execution and rendering of data transmission services in Regions II and III. Our acquisition of Pegasus has enabled us to win important corporate contracts by offering data transmission services in Brazil on a nationwide basis. See Note 1(b) to the Consolidated Financial Statements. See “Item 4. Information on the Company—Our significant subsidiaries—Pegasus Telecom S.A”.

  BNDES Facilities

     In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Telemar entered into bridge loan agreements with the BNDES, the controlling shareholders of BNDESPar, which holds 25% of Telemar Participações’ voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year.

     In December 2000, Telemar renegotiated the terms of these bridge loan agreements permitting it to enter into a long-term loan with the BNDES. The BNDES long-term loan had an outstanding balance of R$1,699.6 million at December 31, 2004, of which 74.4% was denominated in reais, incurred in TJLP interest rates and was payable in equal monthly installments beginning in December 2000, with final maturity in January 2008.

     In December 2003, Telemar entered into a new loan agreement with the BNDES to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 and 2003. From December 2003 to October 2004, Telemar borrowed R$529.6 million under the 2003 BNDES loan. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES loan in January 2011. The TJLP interest rate is determined quarterly by the BNDES.

     In September 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400.0 million in 2004. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012.

     For more information on the BNDES Facilities, see “Item 3. Key Information—Risk factors—Risks relating to our business”, “Item 5. Operating and Financial Review and Prospects—Sources of funds”, “Item 13. Defaults, Dividend Arrearages and Delinquencies” and Note 21 to the Consolidated Financial Statements.

  Investment and agreement with iG

     On November 24, 2004, we announced the sale of our 17.5% indirect stake in iG, owner of the iG Internet portal, to Brasil Telecom S.A. for approximately U.S.$18.9 million. Before this sale, iG was indirectly related to us, as it had, among its shareholders, some Telemar shareholders, such as Global Internet Investment (related to Asseca Participações) and Andrade Gutierrez Contractors (related to AG Telecom Participações). Nevertheless, all the agreements between iG and Telemar will continue until the expiration of their term in December 2005.

  Rental of transmission infrastructure

     AIX renders services to Telemar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2004, such costs added up to R$20.9 million.

  Transfer of the Company’s shares in Oi to Telemar

     On May 30, 2003, TNL sold to Telemar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm. See “Item 4. Information on the Company—Our history and development—Sale of Oi to Telemar” and “Item 8. Financial Information—Legal proceedings—Regulatory proceedings—Sale of Oi to Telemar”.

  TNL Contax S.A. agreement

     Telemar and Oi are parties to a contact center services agreement with TNL Contax according to which TNL Contax renders contact center services to them on a full-outsourced basis. Prior to such contracts, TNL Contax performed all contact center activities to Telemar and Oi, under various contracts, both on a full-outsourced as well as on a partial-outsourced basis. Such partial outsourcing services were usually performed at facilities, and with equipment, owned by Telemar. Telemar was also responsible for all facilities costs incurred by TNL Contax in connection with those services, such as general maintenance expenses and electricity.

     Our relationship with TNL Contax S.A. is currently represented by several distinct and independent services, such as customer services for Telemar’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for ADSL subscribers, and debt collection services.

     In 2004, Oi had R$69.2 million in operating expenses with TNL Contax, representing 2.6% of its total operating costs and expenses for that year. Telemar’s operating expenses paid to TNL Contax in 2004 were R$380.5 million, representing 3.0% of its total operating expenses in that year. Because all these companies were our subsidiaries in 2004, which allows us to consolidate all of their results into our Consolidated Financial Statements, the payment of these fees from Telemar and Oi to TNL Contax had no effect on our financial condition and results of operations. However, this may change in 2005, as our Consolidated Financial Statements will no longer consolidate TNL Contax’s results due to the spin-off of this company to shareholders of TNL that is currently being processed.

Item 8. Financial Information

Consolidated statements and other financial information

     See “Item 18. Financial Statements”.

Legal proceedings

General

     The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, some of which have now been dismissed. A few, however, are still pending. We believe that the ultimate resolution of those proceedings will not have a material adverse effect on our business or financial condition.

     We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable”. Provisions taken by us on our financial statements in connection with such proceedings reflect reasonably estimable, probable losses as determined by our management on the basis of legal advice.

     Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms governing the breakup of

Telebrás, liability for any claims arising from acts committed by Telebrás prior to the effective date of the breakup of Telebrás remained with Telebrás, except for (i) labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law); and (ii) any liability for which specific accounting provisions have been assigned to us or to one of the other New Holding Companies. Creditors of Telebrás had until September 14, 1998 to challenge this allocation of liability. We believe that the chances of any such claims materializing and having a material adverse financial effect on our business are remote.

     Liability for any claims arising out of acts committed by the former operating companies of each state of Brazil prior to the effective date of the spin-off of those operating companies’ wireless assets and liabilities to the newly formed wireless companies remains with those operating companies, except for (i) labor and tax claims (for which the former operating companies and the newly formed wireless companies are jointly and severally liable by operation of law); and (ii) those liabilities for which specific accounting provisions have been assigned to the newly formed wireless companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed wireless companies have contribution rights against the former operating companies with respect to the entire amount of any payments made by the newly formed wireless companies in connection with any claims brought against them that are related to acts committed by the former operating companies prior to the effective date of the spin-off, so long as such claims are not related to the assets of such former operating companies.

     The composition of our contingency provisions is as follows:

	Year ended December 31
	(in million of reais)
	2003	2004
Type of Litigation

Labor	409.3	724.9
Tax	563.4	568.5
Civil*	234.1	334.1
Total	1,206.8	1,627.5

*	Includes fines from Anatel.

     Our contingency provisions are subject to monetary adjustments, on a monthly basis.

     On May 30, 2003, the Brazilian Federal Government issued Law 10,684 (also referred as the Refis Program, permitting companies that agree to pay disputed amounts of federal tax to pay these outstanding amounts in 120 to 180 monthly installments. We decided to apply to the Refis Program to reduce our exposure to tax contingencies, as (i) we had classified as probable the risk associated to having many of these contingencies converted into actual tax debts, and (ii) the Refis Program allows past due debts to be adjusted by the TJLP, a long-term interest rate which has been historically lower than the CDI Rate or the Brazilian Central Bank’s Selic Rate, usually used by tax authorities to adjust such amounts.

     In June and August 2003, the Company transferred R$1,008.6 million of disputed tax amounts and other tax debts owed to the national treasury and the National Social Security Institute (Instituto Nacional de Seguridade Social), or INSS, to the Refis Program, of which R$805.2 million had been recorded as provision for contingencies. For more details of the Refis Program, see Note 22 to the Consolidated Financial Statements. For a detailed description of our provisions for contingencies, see Note 23 to the Consolidated Financial Statements.

Regulatory proceedings

  Sale of Oi to Telemar

     On May 30, 2003, TNL sold to Telemar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance Brazilian corporate law. Oi’s independent evaluation report confirmed that the R$1.00 sale price was higher than the company’s book value based on its unsecured liabilities as at April 30, 2003.

     Due to a complaint filed with the CVM by one of Telemar’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Telemar. On March 5, 2004, the CVM requested that TNL and Oi present economic appraisal reports, financial statements, accounting records and other information related to this transaction. TNL and Oi have provided such information and believe that the transaction and its terms were executed in accordance with Brazilian corporate law. Such administrative proceeding is pending and there is no way to estimate how long it will take for a decision to be issued and what conclusions and determinations will arise therefrom.

     See “Item 4. Information on the Company—Our history and development—Sale of Oi to Telemar” and “Item 7—Major Shareholders and Related Party Transactions—Related party transactions—Transfer of the Company’s shares in Oi to Telemar”.

  Administrative proceedings before Anatel and CADE

     Telemar is a party to an administrative proceeding filed with Anatel and the Brazilian Antitrust Regulatory Agency (Conselho Administrativo de Defesa Econômica), or CADE, on April 15, 2002, whereby Embratel and Intelig alleged that Telemar had engaged in anticompetitive practices. They claim that Telemar abused its dominant market position, by making use of cross-subsidies from its local to its long-distance business and practicing price discrimination with regard to the utilization of its local network by non-affiliated long-distance operators. We believe that their claims lack merit. Embratel and Intelig sought a preliminary injunction with a view to suspend the issuance of any new authorizations to be granted to Telemar in advance of its compliance with the expansion and universal service targets for December 31, 2003 until a final decision on this issue had been reached. Anatel and CADE have denied the request for a preliminary injunction. Moreover, Anatel has released a technical report stating that there was no finding of anticompetitive conduct on Telemar’s part. CADE will issue a decision to assess such technical report and the claims made by Embratel and Intelig.

Cartelization charges

     In March 2004, Embratel filed a complaint with CADE alleging that Telemar, Telesp and Brasil Telecom had been engaging in anticompetitive practices as evidenced by, among other things: (i) discriminatory tariff policies; (ii) manipulative strategies during telecommunications auctions with a view to influence prices; and (iii) deceptive marketing practices by omitting information to customers related to more convenient long-distance Carrier Selection Codes. In April 2004, the Law and Economics Secretariat (Secretaria de Direito Econômico), or SDE, commenced a preliminary investigation in order to determine if such allegations could be considered as anticompetitive practices. The SDE has still not reported its findings on this case. The complaint brought by Embratel, then a subsidiary of MCI, was part of its broader strategy to prevent the Calais Consortium formed by Telemar, Telesp and Brasil Telecom from acquiring Embratel’s assets which at the time were being sold by MCI to Telmex as part of MCI’s reorganization process. Although Telmex has succeeded in acquiring Embratel, this investigation continues to run its normal course with the Brazil antitrust authorities.

Fines from Anatel

     Throughout 2004, we have received several assessments from Anatel, mostly due to the fact that sometimes we were unable to achieve our goals defined in the General Quality Plan, such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$89.9 million as of December 31, 2004 in connection with Anatel’s fines. See Note 23(d)(iv) to the Consolidated Financial Statements.

Tax proceedings

Brazilian value-added tax due on installation and related services

     On June 19, 1998, the State Secretaries of Treasury approved Agreement No. 69 (Convênio Confaz No. 69) which increased the scope of the ICMS to other telecommunications-related services, including activation and registration services. In addition, according to the new rules imposed by Agreement No. 69, the ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such widening of the scope of the ICMS is questionable because: (i) State Secretaries of Treasury have acted beyond the legal mandate conferred upon them; (ii) such an interpretation reaches services that are not considered telecommunications services; and (iii) the retroactive application of taxes in Brazil is deemed unconstitutional.

     Upon the publishing of Agreement No. 69, Telemar filed for a writ of mandamus against the assessment of the ICMS over activation and registration services. Since then, it has been recording, on a monthly basis, a provision for the ICMS not withheld in connection with these services along with the corresponding monetary adjustments. Telemar succeeded in obtaining final and unappealable judgments in lawsuits it brought against the states of Sergipe (May 2003), Amazonas (March 2003) and Amapá (April 2003), in which the unconstitutionality of the application of the ICMS over such services was confirmed. Such interpretation has already been validated by the STJ.

     Even though we are allowed to revert the provisions we have been making for unpaid ICMS amounts if we win these law suits, principles of Brazilian law require us to pass on these amounts to our clients, given that increases in the ICMS tax are reflected in the prices they pay for telecommunications services, which results in our clients ultimately bearing the burden of the ICMS tax for which we are legally responsible. However, we understand that amounts charged from clients in this regard must be refunded to them only as final decisions are issued in each state. We also understand that the refund of the ICMS charged over these services is dependent upon the client being active in our database and not in default with us. As a result, we have reverted a R$78.4 million portion of the total provisions we had made for this litigation, relative to non-active clients or clients that are in default with us. On December 31, 2004, we still had provisions in the amount of R$97.1 million in connection with our litigation of the ICMS.

Offset of ICMS credits

     Under the ICMS regulations, the Company must pay ICMS on every transaction involving the sales of the telecommunications services it provides. These same rules allow the Company to record ICMS credits for each of its purchases of assets that are related to its operational activities. The same rules will allow the Company to take the credits it has recorded for the purchase of operational assets and apply it to reduce the ICMS amounts it must pay when it sells its services.

     There are several tax assessments in the many states where the Company conducts its activities aiming to reduce the amount of tax credits that it may record to offset the ICMS amounts it owes. These tax assessments question whether some of the assets purchased by the Company are related to its telecommunications activities and therefore eligible for an ICMS tax credit. On December 31, 2004, the total amount of these assessments amounted to R$163.7 million. We have been advised by our outside counsel that the purchase of these assets complies with the ICMS rules on tax credits, as such assets are in fact related to our operational activities. Therefore, our outside counsel has advised us that the risk of these assessments being converted into actual tax liabilities is merely “possible” and, therefore, we have not made any provision in connection with this litigation.

ICMS on international telecommunications services

     There are legal and administrative proceedings currently pending against us regarding the application of the ICMS over telecommunications services involving international calls. Various state governments claim that operators of local switches are liable for the ICMS due on international calls. We, however, believe that the ICMS laws have imposed on long-distance service providers the responsibility for the ICMS due on international calls. ICMS assessments totaling R$78.6 million in connection with international calls had been issued against us as at December 31, 2004. We have made no provision for such assessments because, based on advice from our legal counsel, we do not believe that we would be required to pay ICMS on international calls. In support of our view, in February 2000 a lower court issued an injunction favorable to us in connection with this proceeding. Hence, we classify the risk of having to pay these assessments merely as “possible”.

Contributions to the INSS (INSS Contribution)

     Brazilian social security regulations establish that companies shall pay INSS Contributions on the payroll of its own employees. When they outsource their services, companies are jointly and severally responsible for the INSS Contribution that the outsourced service provider has failed to withhold from the payroll of its employees. In addition, Brazilian social security regulations have been passed aiming to expand the INSS Contribution’s tax basis by including fringe benefits, such as housing allowances, health insurance fees, transportation allowances and training, as part of payroll. We understand that these regulations are illegal.

     We have been issued several tax assessments relative to the INSS Contribution which we believe we have properly withheld or which try to include fringe benefits in the payroll tax basis of the INSS Contribution. On December 31, 2004, the INSS Contribution provision we had for these assessments amounted to R$38.7 million and referred mainly to: (a) tax assessment on the joint responsibility for the payment of this tax owed by our outsourced service providers, and (b) tax assessments due to the non-collection of the INSS Contribution on fringe benefits.

Municipal tax on service

     In 1998, a number of municipalities where the former fixed-line operating subsidiaries were located took the position that the application of the Municipal Tax on Services (Imposto Sobre Serviços de Qualquer Natureza), or ISS, which is generally levied at a maximum rate of 5%, should be extended to certain supplementary services offered by telecommunications operators that do not clearly fall within the definition of telecommunications services (such as, among others, equipment rental and technical and administrative services). As there has been both favorable and unfavorable decisions from lower courts that dealt with ISS lawsuits in these cases, no trend can be observed as to the likelihood of this issue being ultimately resolved against us or in our favor. Nevertheless, as the claims and discussions regarding ISS on supplementary services vary from municipality to municipality, as of December 31, 2004 we had made provisions for these lawsuits, based on the advice of our external legal counsel and our own assessments, in the amount of R$41.6 million, which we believe is sufficient to cover past due ISS amounts for which we may be found responsible.

Tax on net profits

     Telemar has offset the Federal Tax on Profits (Imposto sobre o Lucro Líquido), or ILL, paid in previous years (up to and including calendar year 1992) against amounts of income tax owed by it, in reliance upon favorable Brazilian Supreme Court decisions in lawsuits initiated by other companies that argued the unconstitutionality of the restrictions to offset ILL amounts against income tax amounts. Although several of these lawsuits have been successfully tried in several superior courts, as of December 31, 2004 Telemar continued to maintain a provision in connection with this contingency in the amount of R$34.8 million.

Tax loss and tax loss carryforwards offset

     A judicial injunction has been issued to Telemar that ascertains its right to offset 100% of income tax debts losses and loss carryforwards against income tax debts for the years up to and including 1998. However, because other taxpayers have received unfavorable decisions in these lawsuits, Telemar does not believe that a favorable outcome is likely to arise in its case and has therefore kept a provision for interest amounts based on the Selic interest rate that will be due when this injunction is cancelled. On December 31, 2004, this provision amounted to R$128.1 million.

Federal taxes

     On August 9, 2000, Telemar was served two assessments from the Federal Revenue Department, totaling R$993.7 million (net of tax credits over tax losses carryforward), relating to the lack of proper documents to back up the accounting records for 1996, which is prior to the Telebrás privatization and therefore not caused by us. Since then, we created a legal and accounting team that has timely submitted to the Rio de Janeiro office of the Federal Revenue Department the documents that demonstrate the regular status of those accounting records and the proper collection of income tax amounts deriving from such accounting records for that year. We requested a new proceeding to present supplementary documents and, after presenting a substantial part of the documentation that proved the regular standing of the contested 1996 accounting records, as well as the proper collection of the related income tax amounts, the assessment was reduced to R$104.0 million.

     Of this amount, we decided to include R$51 million in the Refis Program in August 2003, which reflected the expenses that we considered not tax-deductible or for which we believed we did not have proper documentary support. We are trying to obtain and prove the existence of documents that would invalidate the remaining amount of the assessment still in dispute. Even though these proceedings are still ongoing, we consider the risk of this contingency to be remote. As of December 31, 2004, we had provisioned R$20.0 million for such proceedings.

Civil proceedings

Anatel rate adjustment dispute

     On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long-distance services and network usage as provided for in the Concession Agreement. The approved rate increases were equal to an average of 28.75% for local services, 24.85% for domestic long-distance services and 10.54% for international long-distance services. The rate adjustments were applied to all telecommunications companies and gave rise to a number of lawsuits throughout Brazil questioning the use of the IGP-DI Index for these adjustments and requesting that the IPCA Index be adopted instead to adjust the rates of telecommunications services in Brazil.

     After much litigation as to which index (whether the IGP-DI or the IPCA) should be used to adjust telecommunications tariffs and a period of time in which telecommunications operators were required by a court order to adopt the IPCA Index, the STJ settled the issue and allowed the fixed-line telecommunications companies to make their rate adjustments for 2004 based on the IGP-DI Index (as established in the Concession Agreement) and offset the difference in rates for having used the court-ordered IPCA Index throughout 2003 in lieu of the IGP-DI Index. See “Item 4. Information on the Company—Rates—Anatel rate adjustment dispute” and “Item 5.

Operating and Financial Review and Prospects—Telecommunications service rate readjustments”.

Settlement Agreement between Telemar and Embratel/Vésper

     On November 30, 2004, Embratel and Vésper, on one side, and Telemar, Oi and TNL, on the other, entered into an Extrajudicial Settlement Agreement in order to settle administrative and judicial disputes between them, which resulted in the termination of several judicial and administrative proceedings sponsored against each other. This settlement resulted in the payment of R$301.8 million by Embratel to Telemar and in the reversal of a provision on Telemar’s balance sheet in the amount of R$50.7 million. These proceedings discussed various issues such as (i) the division of interconnection fees between Embratel and Telemar; (ii) fees owed by Embratel for its use of Telemar’s network, the so-called Detraf disputes; and (iii) claims for amounts owed to Embratel for the toll free services it provided to Telemar.

Other regulatory, tax and civil proceedings

     There are several other judicial and administrative proceedings and tax disputes for which we had provisions in the amount of R$201.4 million and R$78.1 million, respectively, as of December 31, 2004. None of these other lawsuits or proceedings, whether concerning a specific case or a series of related matters, are material to our financial condition or results of operation. These other lawsuits encompass a diverse range of tort cases, assessments from tax and regulatory authorities, consumer disputes and other lawsuits which we incur as a result of the normal course of our business.

Labor proceedings

Hazardous work environment premium

     Under Brazilian labor laws, employees working in dangerous conditions, as defined by applicable laws, are entitled to payment of a premium equal to 30% of their basic salary as compensation for their exposure to a hazardous work environment. The specific statute provision grants such premium only to employees of power companies. However, Brazilian case law has extended this right to employees of telecommunications companies as well. There are several claims pending against us relating to hazardous work environment, principally from those employees who are exposed to high-tension electric facilities. As of December 31, 2004, the provision that we had in connection with these claims was R$103.0 million.

Equalization of salary scales

     There are claims against us to equalize salary scales among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money as it relates to the difference in monthly salaries for an entire period in which compensation discrepancies existed between equally qualified employees who conducted identical jobs. In addition, these proceedings usually depend on evidentiary issues and the court’s interpretation of such evidence. As of December 31, 2004, the provision that we had for probable losses on these lawsuits was R$68.4 million.

Indemnification

     We are currently defending numerous lawsuits that have been filed against the Company relating to reimbursement or indemnification of alleged damages incurred by employees throughout their employment contract. The nature of the indemnification claims are diverse, including, but not limited to: accidents, employment stability, moral damages, reimbursement of amounts discounted from paychecks, as well as child care allowance and achievement of productivity standards set forth in collective bargaining agreements. These claims may be decided in different ways depending on the evidence produced in each lawsuit. As of December 31, 2004, the provision for such claims was R$45.8 million.

Overtime

     We are currently defending numerous claims for non-payment of overtime that have been filed against us. The claims allege that we have underpaid special compensation due for hours worked over the regular working schedule. These claims also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted by law to employees working overtime. As of December 31, 2004, the provision for these types of claims was R$240.1 million.

Joint liability for outsourced employees

     There are several lawsuits pending against Telemar brought by former employees of companies that render services to Telemar where Telemar was involved with their recruiting. Because of its involvement with the hiring process of such outsourced employees, Telemar may be held jointly liable for labor claims due but not paid by the companies that actually employed the plaintiffs. Telemar’s actual liability for such claims will only be triggered if the financial resources of those companies (who are primarily liable for such claims) are insufficient to pay the actual claimed amounts. As of December 31, 2004, the provision for such type of claims was R$147.1 million.

Other labor claims

     Other lawsuits also exist against Telemar, including, but not limited to, claims relating to: (i) the Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual), or PIRC; (ii) rescission fines resulting from the recalculation of the balances of the Brazilian Severance Fund (Fundo de Garantia por Tempo de Service), or FGTS; (iii) recalculation of inflation adjustments on salaries; and (iv) participation on profit distributions, unhealthy work environment premiums and night shift premiums. As of December 31, 2004, the total provision for all these claims was R$120.5 million.

Policy on dividend distribution

     The Preferred Shares are entitled under the TNL’s by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (a) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of the Company’s shares, and (b) three percent of the equity value of the share, or the Preferred Dividend. To the extent there are additional distributable profits, TNL is also required to distribute to all shareholders an amount equal to 25% of the adjusted net income, or the General Dividend, determined in accordance with Brazilian corporate law. TNL’s obligation to pay General Dividends to holders of Preferred Shares will be met inasmuch as a Preferred Dividend is paid. Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve. Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization. Should dividends be distributed in excess of General Dividend, holders of Preferred Shares will share equally with holders of Common Shares in such excess, after allocation to holders of Common Shares of a dividend equivalent to the Preferred Dividend. TNL may also make additional distributions to the extent of available distributable profits and reserves. Telemar is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to the minority shareholders as well as to the TNL. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Significant changes

     See “Item 5. Operating and Financial Review and Prospects”.

Item 9. The Offer and Listing

Information regarding the price history of the stock to be offered or listed

     The principal trading market for the Preferred Shares is Bovespa. Until 2000, the Preferred Shares were also traded on the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and the seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “Trading on the Brazilian stock exchanges”. As of December 31, 2004, TNL had approximately 1.6 million shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of TNL on the Bovespa for the periods indicated, adjusted for dividends and interest on capital.

	Reais per 1,000
	Preferred Shares(1)
	High	Low
2000	39.33	22.54
2001	39.84	17.57
2002	31.27	16.83
2003	39.86	20.27

	Reais per 1,000
	Preferred Shares(1)
	High	Low
2004
1st Quarter	46.71	34.38
2nd Quarter	34.38	29.24
3rd Quarter	38.63	34.16
4th Quarter	41.44	34.14

2005
1st Quarter	42.10	33.96
January	39.87	33.96
February	40.61	34.09
March	42.10	37.19
April	38.86	36.70
May	37.40	34.92
June (through June 15, 2005)	38.74	36.65

(1)	On May 13, 2004, the Company announced the reverse stock split of its shares by grouping 1000 shares of same type and class into one single share, with a view to: (i) reducing administrative and operating costs for itself and its shareholders; (ii) improving the efficiency of record systems, controls and information disclosure; (iii) increasing the visibility of quotes for the Company’s shares traded on the market by migrating to a per-share unit trading; and (iv) decreasing the possibility of miscommunication with shareholders.

Source: Economática

     In the United States, the Preferred Shares trade in the form of ADSs, each representing one Preferred Share, issued by the Depositary pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998, under the symbol TNE. As of May 31, 2005, there were 114,528,517 ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS
	High	Low
1999	25.50	8.25
2000	28.81	15.63
2001	25.50	8.08
2002	16.67	5.05
2003	15.59	6.47

	U.S. dollars per ADS
	High	Low
2004
1st Quarter	18.21	12.60
2nd Quarter	14.40	10.00
3rd Quarter	13.77	12.21
4th Quarter	16.87	12.84

2005
1st Quarter	17.10	13.60
January	16.19	13.60
February	17.01	14.15
March	17.10	14.75
April	16.34	14.20
May	15.34	14.15
June (through June 15, 2005)	16.07	14.73

Source: Economática

     Until August 21, 2001, the common shares and preferred shares of Telerj, Telemig and Telebahia traded on the Bovespa. The common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapá, Teleceará, Telepará, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe also traded on Sociedade Operadora de Mercado de Acesso, or SOMA, an over-the-counter trading system based in Rio de Janeiro, until August 2001. The daily trading volumes on the SOMA averaged approximately R$15.3 million in 2001.

     After the corporate restructuring process, all these companies became part of Telemar Norte Leste, which began trading on the Bovespa on September 24, 2001. The daily trading volume of Telemar averaged approximately R$132.8 million in 2004.

Trading on the Brazilian stock exchanges

     In May 2000, the nine Brazilian stock exchanges merged. Since the merger, private equity and debt have been traded only on the Bovespa. Brazilian federal, state and municipal public debt has been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange. In 2000, the Bovespa accounted for approximately 97% of the trading value of equity securities on all Brazilian stock exchanges, and the Bovespa and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. The Bovespa has one daily open-floor trading session, from 11:00 a.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Bovespa.

     On September 20, 1999, the Bovespa launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place after regular trading hours from 5:45 to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via the Bovespa’s electronic trading system is allowed. The maximum variation allowed for stock prices on the After-Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

     There are no specialists or market makers for TNL’s shares on the Bovespa. Trading in securities listed on the Brazilian stock exchanges may be executed off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Bovespa is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia S.A.), or CBLC, which is controlled mainly by member brokerage firms and banks that are not members of that exchange.

     As of December 31, 2004, the aggregate market capitalization of the 10 largest companies listed on the Bovespa was approximately U.S.$166.4 billion, representing almost 48.8% of the aggregate market capitalization of that market. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling shareholders that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the monthly trading volume on the Bovespa averaged approximately U.S.$8.7 billion.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—Exchange controls and other limitations affecting security holders”.

Regulation of Brazilian securities markets

     The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Brazilian corporate law and Law No. 6,385 (which regulates CVM’s activities and the Brazilian capital markets), as amended (collectively, the Securities Laws).

     Under Brazilian corporate law, a company is either public, a companhia aberta, such as TNL, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the Bovespa or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa. Once the Bovespa has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the Bovespa.

     The trading of securities on the Bovespa may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended at the initiative of the Bovespa or the CVM, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Bovespa.

     The trading of shares is prohibited under certain circumstances for the following persons: the company itself, its controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws, or for persons who, as a result of their position, title or relationship with the company, have access to information regarding relevant acts or events, such as the impending disclosure of a relevant act or event, and the 15-day period before disclosure of the company’s quarterly and annual financial statements.

     The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by the CVM and the CMN. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

     Recent changes approved to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of Preferred Shares, by granting them restricted voting rights. The amended Brazilian corporate law also granted more regulatory power to the CVM. TNL has amended its by-laws to conform to the current regulations.

Item 10. Additional Information

Memorandum and articles of association

     In addition to the description in this Item 10, you should also review the copy of our by-laws attached as Exhibit 1.1 to this Form 20-F. Under Brazilian corporate law, no memorandum or articles of association are required. TNL’s only constitutive documents are its by-laws and minutes of the regular shareholders’ meeting that provided for the Company’s incorporation.

Organization

     TNL is a listed company duly registered with the CVM under number 01765-5, having its by-laws filed with the Board of Trade (Junta Comercial) of the state of Rio de Janeiro under number 33.3.0026253.9. According to Article 2 of the Company’s by-laws, its business purposes are:

•	to exercise control over companies that render public fixed-line telephone services in Region I;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunications services in its concession area;

•	to raise funds from internal and external sources to be used by it or by its subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of personnel involved in the fixed-line telecommunications sector;

•	to facilitate the importation of goods and services for its subsidiaries or affiliates;

•	to carry out other activities that are similar or related to its business purposes; and

•	to invest in shares or quotas of other companies.

     Except as described in this section, the Company’s by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian corporate law.

Qualification of directors

     Brazilian corporate law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is living abroad, he or she must appoint an attorney-in-fact to act as his representative, as required by Brazilian corporate law.

Allocation of net income and distribution of dividends

     At each annual shareholders’ meeting, the Board of Directors shall propose the allocation of net income for the preceding fiscal year as follows:

•	5% to a legal reserve, not to exceed 20% of the paid-in capital of the Company; and

•	at least 25% of adjusted net income against payment of dividends. As required by Brazilian corporate law, such amount will be increased if required to satisfy payment of dividends to holders of Preferred Shares.

     Whenever the Company accumulates or reserves profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law. In general, the Company has to pay dividends first to holders of Preferred Shares and then to holders of Common Shares. The remaining balance will be distributed equally among all of the shares of the Company’s capital stock. Dividends not claimed within three years will revert to the Company. See “Item 8. Financial Information—Policy on dividend distribution”.

     Instead of the payment of dividends, the Company may elect to make payments to shareholders characterized as interest on its own capital. See “Taxation—Brazilian tax considerations—Distribution of interest on capital”.

Shareholders’ meetings

     The regular shareholders’ meeting is held once a year, normally during the first four months following the end of the fiscal year. The Company can call special meetings at any time when its interests so require.

     At a duly convened meeting, shareholders of TNL have the power to vote and decide any and all matters related to the Company’s corporate purpose and to pass any resolutions they deem necessary for the Company’s protection and development.

     The Company convenes shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date. Additionally, pursuant to the Company’s by-laws, special meetings called to decide on the following matters must be first called 30 days in advance of the scheduled meeting date:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares;

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision which is superior to those of existing preferred shares;

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a merger, spin-off or consolidation;

•	TNL’s participation in a group of companies, or grupo de sociedades, the management of which is coordinated through contractual relationships and equity ownership, as defined under Brazilian corporate law;

•	a change in the Company’s business purpose;

•	the creation of founders’ shares, or partes beneficiárias;

•	the cessation of the Company’s liquidation process; and

•	the approval of the Company’s dissolution.

     The notice must always contain the meeting’s agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter affected by such proposal.

     The Board of Directors or, in some specific situations as set forth in Brazilian corporate law, the shareholders or the Fiscal Council has the power to call shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by its attorney-in-fact so long as that attorney-in-fact has been appointed within one year of the meeting. The attorney-in-fact must be another shareholder, a member of the Company’s management, a lawyer, or a financial institution. The power of attorney must comply with certain formalities set forth in Brazilian law.

     In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of the issued and outstanding Common Shares. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published.

     However, if the purpose of the meeting is to amend the Company’s by-laws, shareholders representing at least two-thirds of the issued and outstanding Common Shares must be present. If this quorum is not met, the Board of Directors may call a second meeting, in accordance with the rules of publication described above, where notice must be given at least eight calendar days prior to the scheduled meeting date. No minimum quorum requirements apply to the second meeting, except that certain voting requirements may still apply as described below.

Voting rights

     Each Common Share entitles its holder to one vote at the Company’s shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by the vote of holders of the majority of outstanding Common Shares. Abstentions are not taken into account.

     Holders of non-voting Preferred Shares may acquire voting rights if TNL fails to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid. In addition, preferred shareholders are entitled to vote on proposals to:

•	approve long-term agreements between the Company and its related parties (subsidiaries, controlling shareholders, companies under common control), except for market standard agreements; and

•	amend or repeal provisions of the Company’s by-laws requiring (i) shareholder approval for long-term agreements between TNL and its related parties; (ii) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened; and (iii) the preparation of an economic-financial analysis by independent experts before mergers, spin-offs, consolidations or dissolutions of subsidiaries can be approved.

     Pursuant to Brazilian corporate law, the approval of the following matters depends on: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of the issued and outstanding Common Shares:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; and

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision which is superior to those of existing preferred shares.

     Preferred shareholders do not vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on the Company’s Fiscal Council and, if they come to hold more than 10% of the Company’s capital stock, they can elect one member and respective alternate to sit on the Company’s Board of Directors. See “Item 6. Directors, Senior Management and Employees”.

     Notwithstanding the actions described above, the approval by holders of a majority of the issued and outstanding Common Shares is required to approve the following matters:

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a merger, spin-off or consolidation;

•	the Company’s participation in a grupo de sociedades;

•	a change in the Company’s business purpose;

•	the creation of partes beneficiárias;

•	the cessation of the Company’s liquidation process; and

•	the approval of the Company’s dissolution.

     Pursuant to Brazilian corporate law, holders of common shares voting at a shareholders’ meeting have the exclusive power to:

•	amend the Company’s by-laws, including changing the rights of holders of common shares;

•	elect or dismiss members of the Board of Directors or Fiscal Council;

•	review the yearly accounts prepared by management, accept or reject management’s financial statements and decide on the allocation of: (i) net profits for payment of the mandatory dividend, and (ii) funds to the various reserve accounts;

•	authorize the issuance of debentures and partes beneficiárias, except that the Board of Directors is empowered to approve the issuance of simple debentures that are not convertible into shares and have no real guarantee;

•	suspend the rights of shareholders who have not fulfilled their obligations as imposed by law or the Company’s by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions authorizing (i) the reorganization of the Company’s legal form; (ii) the merger, spin-off, dissolution or liquidation of the Company; (iii) the election or dismissal of liquidators and the inspection of their accounts; and

•	authorize the Company’s management to file for bankruptcy or concordata (a reorganization process similar to Chapter 11 proceedings of U.S. bankruptcy law).

Interested party transactions

     According to Brazilian corporate law, a shareholder may not vote on resolutions to approve the following matters: (i) an evaluation report of property transferred by such shareholder as capital contribution to a company; (ii) the accounts of such shareholder while serving as an officer of a company; or (iii) any other resolution that may benefit such shareholder personally or in which such shareholder and the company may have a conflicting interest. Resolutions passed with a vote of a conflicted shareholder may be voided and such shareholder held liable for damages and required to disgorge any benefits incurred.

     Brazilian corporate law also provides that a director or officer shall not take part in any (i) corporate transaction in which they have an interest that conflicts with those of the company; or (ii) decision made by other directors or officers regarding such conflicting transaction. The conflicted director or officer shall disclose their impediment to other directors or officers and request that the nature and extent of their interests be recorded in the minutes of the board of directors’ or executive officers’ meeting. In addition, a director or officer may only execute contracts with a company under reasonable and fair terms in line with prevailing market standards or in accordance with the same guidelines that the company would observe when executing contracts with unrelated third parties. Any business executed by such director or officer and the company in disagreement with these rules may be voided and the director or officer required to return to the company any benefits incurred.

Withdrawal rights

     Brazilian corporate law provides that under certain circumstances a shareholder has the right to withdraw from participation in a company and to receive a payment for his or her equity interest if an independent valuation were to determine, based on the company’s last approved balance sheet, that such company’s economic value is lower than its net equity.

     Withdrawal rights may be exercised:

     (i) by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision that is superior to those of existing preferred shares.

     (ii) by all dissenting or non-voting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a consolidation or merger of the Company into another company;

•	the participation of the Company in a grupo de sociedades;

•	a change in the Company’s business purpose;

•	the spin-off of the Company, if such spin-off implies (a) a change in the Company’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as TNL’s), (b) a reduction of the mandatory dividend set forth in the Company’s by-laws, or (c) the participation of the Company in a grupo de sociedades; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law.

     Notwithstanding the above, in the event that the Company is consolidated or merged with another company, becomes part of a grupo de sociedades, or acquires the control of another company for a price in excess of certain limits imposed by Brazilian corporate law, holders of any type or class of shares that are marketable and dispersed in the market will not have the right to withdraw. Shares are considered marketable when that type or class of share comprises a general stock exchange index, as defined by the CVM, in Brazil or abroad. Shares are considered dispersed in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.

     Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

     Dissenting or non-voting shareholders are only entitled to withdrawal rights when they are shareholders of record at the time when the first notice calling for a shareholders’ meeting to deliberate on this matter was published or at the time when a relevant event, or fato relevante was announced, whichever occurs earlier.

     Withdrawal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such withdrawal rights, except when the resolution is approved pending confirmation by the holders of Preferred Shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting. Within 10 days after the expiration of the exercise period of withdrawal rights, the Company is entitled to reconsider any resolution or decision that gave rise to such withdrawal rights, in the event that reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on the Company’s financial stability.

     In any one of the situations explained above, shares would be redeemable at their net book value, based on the most recent balance sheet approved by shareholders. The reimbursement amount can only be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law. If the shareholders’ meeting that gave rise to such withdrawal rights is held more than 60 days after the date of the most recently approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days prior to that shareholders’ meeting.

Liquidation procedures

     In the event of the Company’s liquidation, holders of Preferred Shares have priority over common shareholders in the reimbursement of capital, with no premium. The reimbursement amount to which they are entitled is based on the portion of capital stock represented by Preferred Shares, as adjusted from time to time to reflect capital increases or reductions. Once all of the Company’s creditors have been paid, residual assets, if any, will be applied towards the amount of capital represented by Preferred Shares to its respective holders. Once holders of Preferred Shares have been fully reimbursed, holders of Common Shares will be reimbursed, to the extent of remaining assets, if any, on the portion of capital stock represented by Common Shares. All of the Company’s shareholders will participate equally and ratably in any remaining residual assets.

Form and transfer of securities

     The Company’s shares are maintained in book-entry form with Banco do Brasil S.A., or the Registrar, that serves as the registrar for those shares of the Company that are freely traded on the Bovespa. To make a transfer, the Registrar makes an entry in the register by debiting the share account of the transferor and crediting the share account of the transferee.

     Transfers of shares by a foreign investor are made in the same way and executed on the investor’s behalf by its local custodian.

     The Bovespa and clearing agents, such as member brokerage firms and banks, control Brazil’s clearing house for equity of Brazilian listed companies, CBLC. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with CBLC. The Company’s shareholder registry indicates which shares are kept at the CBLC system.

     Transfer of control

     According to the General Telecommunications Law, the control of a fixed-line service provider can only be transferred:

•	after obtaining of Anatel’s approval;

•	after five years counted from the date when the fixed-line services started being provided;

•	to a company that fulfills all technical, legal, economic and financial requirements imposed by applicable regulations; and

•	if the transaction does not hinder competition and does not put at risk the performance of the obligations under the concession contract.

     Even after this five-year minimum holding period, if the transfer of control results in a same concessionaire being able to service, directly or indirectly, different concession regions, Anatel may refuse to approve such transfer of control if it deems that such refusal is necessary to preserve the terms of the Concession Agreement.

     The disposal of control of a publicly held company, such as TNL and Telemar, can only be effected on condition that the acquirer undertakes to make a public offering to purchase the voting shares of the remaining shareholders, at a price equal to at least 80% of the amount paid for each voting share of the controlling block. Minority shareholders will have the option to keep their shares, upon receipt of a premium equal to the control premium paid in excess of the market value of such voting shares. The public offering must comply with applicable CVM regulations.

     Disposal of control is defined by Brazilian corporate law and regulations as the direct or indirect: (i) transfer of (A) shares included in the controlling block or subject to a shareholders’ agreement, or (B) securities convertible into voting shares; or (ii) assignment of shares and other securities subscription rights, or rights attached to securities convertible into shares, that may result in the disposal of a company’s control.

     The Company’s by-laws require that approval by its shareholders of mergers, spin-offs or dissolution of its subsidiaries be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably. The shareholders of the companies involved in the process shall have full access to such economic-financial analysis report.

Amendments

     The by-laws of the Company were last amended on December 29, 2004 to consolidate certain changes approved to it over time at various shareholders’ meetings. With the approval of a new, consolidated version of the Company’s by-laws on December 29, 2004, the reduction of the Company’s total capital stock and authorized capital, resulting from the spin-off of TNL Contax and the reverse stock-split of the Company’s shares, was reflected in articles 5 and 6 of the newly consolidated by-laws.

Disclosure of shareholder ownership

     Brazilian regulations establish that the controlling shareholders and those shareholders who elected members to the board of directors or fiscal council, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5% or more of any type or class of shares in a publicly owned company, disclose their respective shareholdings to the CVM and the stock exchanges. A statement to this effect, setting forth the information required, must also be published in Brazilian newspapers. This publication requirement may be waived by the CVM when a company’s shares are dispersed in the market and the purchaser represents that it is not his or her intention to alter the shareholding control or administrative structure of the company, provided that CVM deems the disclosure satisfactory. Every five percent increment in shareholding must be similarly disclosed.

Material contracts

     TNL does not have any material contracts other than those entered into its ordinary course of business.

Exchange controls and other limitations affecting security holders

     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A., or the Custodian, acting as custodian of the Preferred Shares underlying the ADSs, or holders who have exchanged ADSs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key Information—Risk factors—Risks relating to the Preferred Shares and ADSs”.

          In Brazil, there is a mechanism available to foreign investors interested in trading directly on the Bovespa. Until March 2000, this investment mechanism was known as “Annex IV” after Annex IV to Resolution No. 1,289 of the CMN. Currently, this investment mechanism is regulated by Resolution No. 2,689 dated January 26, 2000 of the CMN and by Instruction No. 325 dated January 27, 2000 of the CVM, as amended (both Resolution No. 2,689 and Instruction No. 325, collectively referred to as Resolution No. 2,689).

          Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available to local investors in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

          Resolution No. 2,689 prohibits the offshore transfer or assignment of title to securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor, or (ii) inheritance.

          Pursuant to Resolution No. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Central Bank of Brazil.

          Securities and other financial assets held by the foreign investor pursuant to the Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM or in registry, clearing and custody systems authorized by the Central Bank of Brazil or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.

          All investments made by a foreign investor under Resolution No. 2,689 will be subject to an electronic registration with the Central Bank of Brazil.

          Investments made in stock exchanges pursuant to Resolution No. 2689 may receive a favorable tax treatment subject to certain conditions such as the foreign investors not being domiciled in tax havens, as defined by Brazilian tax regulations. See “—Taxation—Brazilian tax considerations”.

          Under the mechanics of an ADS program, a local custodian (in this case the Custodian) will hold those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading in the Bovespa. A foreign depositary (in this case The Bank of New York) will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders. Distributions made by the Company will be paid to the Custodian, who will remit such distribution outside Brazil to the Depositary, so that it can in turn distribute these proceeds to the ADS holders of record.

          To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of TNL’s ADSs, the Central Bank of Brazil has issued a Certificate of Registration in the name of the Depositary, which is kept by the Custodian on the Depositary’s behalf. Pursuant to the Certificate of Registration, the Custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the Preferred Shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the Depositary, so that it can in turn forward such proceeds to the ADS holders of record.

          In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, the holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after the exchange, after which the holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own Certificate of Registration. A holder that obtains its own Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian tax considerations”.

          Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Item 3. Key Information—Risk factors”.

Registered capital

          Investments in Preferred Shares by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, or a non-Brazilian holder, who is registered with the CVM under Resolution No. 2,689 or with the Depositary, are eligible for registration with the Central Bank of Brazil. Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Bovespa on the day of withdrawal; or (ii) if no Preferred Shares were traded on that day, the average price on the Bovespa during the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank of Brazil on such date or dates.

          A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may consequently delay remittances of currencies abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

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

     Brazilian tax considerations

          The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

          Taxation of dividends

          Dividends paid by TNL in cash or in kind from profits of periods beginning on or after January 1, 1996, (i) to the Depositary in respect of Preferred Shares underlying ADSs, or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.

          The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in that treaty.

          Distribution of interest on capital

          Brazilian corporations may make payments to shareholders characterized as interest on capital of TNL as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP as determined by the Central Bank from time to time (9.75% per annum for the three-month period beginning April 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made; or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of TNL’s Board of Directors.

          Distribution of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by TNL for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the income tax rate of 15%, except for payments to persons who are exempt from income tax in Brazil, which payments are free of Brazilian income tax, and except for payments to persons situated in tax havens, which payments are subject to an income tax at a 25% rate.

          The Board of Directors of TNL may recommend at their sole discretion that distributions of profits be made in form of interest on capital instead of an ordinary dividend payment.

          Amounts paid as interest on capital (net of applicable withholding tax) may be treated as a payment of the mandatory dividend that TNL is obligated to distribute to its shareholders as provided for in its by-laws and Brazilian corporate law. Distributions of interest on capital in respect of Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

          Taxation of gains outside Brazil

          Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law No. 10,833 of 2003 provides that, commencing on February 1, 2004, “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law No. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil”.

          The Brazilian tax authorities have recently issued a normative instruction confirming that, pursuant to Law No. 10,833, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law No. 10,833 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil. However, the sale or other disposition of shares abroad, or the deposit of shares in exchange for ADSs or the withdrawal of shares upon cancellation of ADSs, would be subject to the provisions of Brazilian Law No. 10,833. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or, if the investor is located in a tax haven jurisdiction, 25%. Law No. 10,833 requires the purchaser of our shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law No. 4,131 of 1962.

          Taxation of gains in Brazil

          The exchange of ADSs for shares is not subject to Brazilian tax. A holder of ADSs may exchange its ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of such exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

          Upon receipt of the underlying shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Central Bank of Brazil the U.S. dollar value of such shares as either (i) a foreign portfolio investment under Resolution No. 2,689, or (ii) foreign direct investment under Law No. 4,131.

          For investments registered under Resolution No. 2,689, the sale or disposition of shares on a Brazilian stock exchange is exempt from capital gains tax. However, foreign investors domiciled in countries considered as tax havens by the Brazilian tax authorities will be subject to capital gains tax in the sale or disposition of their shares on a Brazilian stock exchange at a rate equal to 25%.

          For investments registered under Law No. 4,131, a 15% capital gains tax is applicable to the sale or other disposition of shares in Brazil if such transaction is performed outside a Brazilian stock exchange. If the sale or other disposition of such shares registered under Law 4,131 is executed on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15% as of January 1, 2005. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank.

          In addition, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions executed on a Brazilian stock exchange. Such tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

          The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of Common Shares under Resolution No. 2,689 may not continue in the future.

          Any exercise of withdrawal rights relating to our shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our Common Shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833. These authorities may allege that the preemptive rights relate to assets located in Brazil (the shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is a resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15%. Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 2,689.

          Other Brazilian taxes

          There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state, to individuals or entities that are resident or domiciled within such Brazilian state. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

          A financial transaction tax (Imposto sobre Operações Financeiras), or IOF, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently zero, but the Minister of Finance has the legal power to increase the applicable rate to a maximum of 25%. Any such increase will be applicable only prospectively.

          IOF may also be levied on transactions involving bonds or securities, or IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADSs is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% over the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

          In addition to the IOF tax, a another tax that applies to the withdrawal of funds from accounts at banks and other financial institutions (Contribuição Provisória sobre a Movimentação Financeira), or CPMF, will be imposed on distributions by TNL in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The current CPMF tax rate is 0.38%. The Brazilian Congress approved a change to the CPMF tax regime so that, as of July 12, 2002, stock exchange transactions became exempted from CPMF.

U.S. federal income tax considerations

          The statements regarding U.S. federal income taxation set forth below are based on U.S. laws, regulations, rulings and decisions as in effect on the date of this Annual Report, all of which are subject to change or differing interpretations that may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, insurance companies, regulated investment companies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of TNL (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, U.S. expatriates, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Further, this summary does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

          Each holder should consult its own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

          In this discussion, references to a “U.S. holder” are to a beneficial holder of an ADS that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity that has elected to be treated as a corporation) created or organized under the laws of the United States or any state thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or certain electing trusts.

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

          For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the Code, holders of ADSs will generally be treated as owners of the Preferred Shares represented by such ADSs. Except as otherwise noted, references in this section to ownership of Preferred Shares include ownership of those Preferred Shares underlying the corresponding ADSs.

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

          Distributions treated as dividends generally will be treated as income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, financial services) income for purposes of computing the foreign tax credit allowable under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the Preferred Shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in their particular situations.

          Distributions of additional shares to U.S. holders with respect to their Preferred Shares that are made as part of a pro rata distribution to all shareholders of TNL generally will not be subject to U.S federal income tax.

          Sale or other disposition

          A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of Preferred Shares. The amount of the gain or loss will be equal to the difference between the amount realized on the sale or disposition of the Preferred Shares and the U.S. holder’s adjusted tax basis in the Preferred Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Preferred Shares have been held for more than one year. In addition, any gain generally will be U.S. source income for purposes of computing a U.S. holder’s foreign tax credit limitation. U.S. holders should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts and estates) and losses (the deductibility of which is subject to limitations).

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

     Non-U.S. holders

          Dividends and Disposition

          In general, and subject to the discussion of “Backup Withholding and Information Reporting” below, a Non-U.S. holder will not be subject to U.S. federal income or withholding tax on dividends or gain on the disposition of Preferred Shares, unless:

•	the income or gain is “U.S. trade or business income”, which means income or gain that is effectively connected with the conduct by the Non-U.S. holder of a trade or business, or in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

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

          Backup withholding and information reporting

          If Preferred Shares are held by a Non-U.S. holder through the non-U.S. office of a non-U.S.-related broker or financial institution, backup withholding and information reporting generally would not be required. Information reporting, and possibly backup withholding, may apply if the Preferred Shares are held by a Non-U.S. holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because some of our costs are denominated in currencies (primarily the U.S. dollar) other than those in which we earn our revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. In 2000, we began to use derivative instruments, such as foreign currency interest rate swaps and foreign currency forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange rate risk

          Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1647 per U.S.$1.00 on March 3, 1999. Between December 31, 1998 and December 31, 1999, the real depreciated 49.7% against the U.S. dollar, and at December 31, 1999, the commercial market rate for purchasing U.S. dollars was R$1.7890 to U.S.$1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per U.S.$1.00, while the average exchange rate for 2000 was R$1.8295 per U.S.$1.00, showing a slight appreciation of the real in relation to the same average rate in 1999, of 0.9%. However, in 2001 the real continued to devalue against the U.S. dollar. The exchange rate fluctuated in a range between R$1.9357 and R$2.8007 per U.S.$1.00 in 2001, while the average rate for the year reached R$2.3532, showing a depreciation of 28.3% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2709 and R$3.9552 per U.S.$1.00, while the average rate was R$2.9309 per U.S.$1.00, showing a depreciation of 27.4% in the period. In 2003, the exchange rate fluctuated in a range between R$3.6623 and R$2.8219 per U.S.$1.00, while the average rate was R$3.0715 per U.S.$1.00, showing an appreciation of 18.2% in the period. In 2004, the exchange rate fluctuated in a range between R$2.6544 and R$3.2051 per U.S.$1.00, while the average rate was R$2.9257 per U.S.$1.00, showing an appreciation of 8.13% in the period. See “Item 3. Key Information—Exchange rates”.

          As of December 31, 2004, approximately 66.5% of our debt obligations, disregarding the effects of our hedging agreements, were denominated in foreign currency. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet debt service obligations. In 2004, we continued our policy of limiting our exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2004, approximately R$663.2 million, or 9.4% of our foreign currency debt was not hedged. Accordingly, an unfavorable 1% change in the real-U.S. dollar exchange rate would have resulted in a R$6.6 million increase in our debt obligations as of December 31, 2004. For further information about swap agreements and other financial instruments utilized by us, see Note 26 to the Consolidated Financial Statements.

          We continue to have exchange rate exposure with respect to our planned capital expenditures. In 2004, approximately 35% of our capital expenditures were made in U.S. dollars. The potential loss in connection with our planned capital expenditures for 2004 that would have resulted from each unfavorable 1% change in the real-U.S. dollar exchange rate, assuming that we carry out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$6.9 million.

Interest rate risk

          As of December 31, 2004, we had approximately R$12,014.3 million in financing outstanding, including R$1,225.0 million of local non-convertible debentures. As of December 31, 2004, approximately 97.7% of our local currency-denominated debt of R$3,549.3 million bears interest at floating rates based on either the TJLP or the CDI rate for real-denominated indebtedness and approximately 74.2% of our foreign currency-denominated indebtedness bears interest at floating rates, mainly based on U.S. dollar LIBOR. As of

December 31, 2004, we did not have any derivative contracts outstanding that could limit our exposure to variation in the TJLP or CDI rate. However, we invest our excess liquidity (R$5,472.4 million as of December 31, 2004) mainly in short-term instruments, and our exposure to Brazilian interest rate risk is therefore partially limited by our real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to our exposure with respect to existing indebtedness, we would also be exposed to interest rate volatility with respect to future indebtedness in case we decide that a protection against interest rate variation is not required.

          Every increase of 100 basis points in the CDI rate represents an impact of R$54.7 million on our local currency denominated assets and an impact of R$80.0 million in our liabilities, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2004 had occurred. An increase of 100 basis points in the U.S. dollar LIBOR implies an R$20.7 million effect on our U.S. dollar-denominated liabilities. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate as the case may be, in 2005, in relation to December 31, 2004, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. See “Item 3. Key Information—Risk factors—Risks relating to Brazil”.

Item 12. Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          Since the completion of our audited and consolidated financial statements for the year ended December 31, 2001, we have not complied with certain of the financial covenants set forth in the BNDES Facilities, namely Current Assets/Current Liabilities and Shareholders’ Equity/Total Assets. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet. See also “Item 3. Key Information—Risk factors—Risks relating to our business”, “Item 5. Operating and Financial Review and Prospects—Sources of funds” and “Item 7 Major Shareholders and Related Party Transactions—Related party transactions—BNDES Facilities”.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

          Law No. 10,303/01 introduced significant changes in the Brazilian corporate law, including enhanced minority shareholders’ rights, in particular those of preferred shareholders and tag-along rights for holders of common shares, at 80% of the price value paid to the controlling shareholder.

Item 15. Controls and Procedures

          As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

          There has been no change in the Company’s internal controls over financial reporting during the Company’s fiscal year ended December 31, 2004 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

          The Company continues to prepare for the additional requirements of the Sarbanes-Oxley Act relating to internal controls over financial reporting, so that it will be ready to comply with these requirements when they become effective for the Company.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

          Our Board of Directors plans to rely on an exemption provided by U.S. securities regulations to assign the required audit committee responsibilities to the Company’s Fiscal Council (the Brazilian equivalent of a board of auditors). In contrast to audit committees of U.S. issuers, which are composed of members appointed by the board of directors, the members of TNL’s Fiscal Council are elected by TNL’s shareholders at the Company’s annual shareholders’ meeting, as provided under Brazilian corporate law. The Company does not currently have on its Fiscal Council a member who would qualify as an “Audit Committee Financial Expert”, as defined under the regulations of the SEC, serving on its Fiscal Council. See “Item 6. Directors, Senior Management and Employees—Fiscal Council and Audit Committee”.

Item 16B. Code of Ethics

          The Company has adopted a Code of Conduct and Transparency that applies to its directors, officers, managers, controlling shareholders and members of the Fiscal Council in accordance with CVM rules satisfying the requirements of Brazilian Law. A copy of this Code of Conduct and Transparency is incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2002. The Company’s Code of Conduct and Transparency does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act. However, it does contain many of the principles set forth in the SEC’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information.

Item 16C. Principal Accountant Fees and Services

          Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees
	2003	2004
	(in thousand of reais)
Audit Fees(1)	2,161.0	1,442.5
Audit-Related Fees(2)	1,607.4	152.0
Tax Fees(3)	25.0	28.0

(1)	Audit Fees for the years ended December 31, 2004 and 2003 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements some of TNL’s subsidiaries and with the review of documents filed with the CVM and the SEC. This value includes R$340.8 thousand negotiated and paid in 2004 relating to 2003 additional fees and reimbursement of expenses.

(2)	Audit-Related Fees for the years ended December 31, 2004 and 2003 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements. These services include consulting in connection with accounting and reporting standards and services related to internal control reviews.

(3)	Tax Fees as of the years ended December 31, 2004 and 2003 consist of fees billed for tax compliance services. Note that tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.

Pre-approval policies and procedures

          Our Board of Directors is currently responsible for the oversight of our independent auditor’s work. Our Board of Directors’ policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, currently Mr. Fersen Lamas Lambranho, to issue such pre-approval in certain circumstances. Once the Fiscal Council assumes the audit committee responsibilities, as currently planned according to “Item 6. Directors, Senior Management and Employees-Fiscal Council and Audit Committee”, the Fiscal Council will assume certain advisory and approval functions with respect to the pre-approval of audit and non-audit services.

     Item 16D. Exemptions from the Listing Standards for Audit Committees

          See “Item 6. Directors, Senior Management and Employees—Fiscal Council and Audit Committee”.

     Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

					Total Number of		Maximum Number
					Shares Purchased as		of Shares that May
	Total Number of		Average Price		Part of a Publicly		Yet Be Purchased
Periods in 2004	Shares Purchased		Paid per Share		Announced Program		Under the Program
	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common
June 1 to 30	284,500	144,600	37.28	31.58	284,500	144,600	25,283,500	3,914,400
July 1 to 30	2,039,200	696,600	40.10	36.99	2,039,200	841,200	23,244,300	3,217,800
August 2 to 31	1,056,200		39.17		3,379,900		22,188,100
September 1 to 30	225,500		38.82		3,605,400		21,962,600
October 1 to 29	110,000		37.72		3,715,400		21,852,600
November 1 to 30	1,694,864	20,000	41.16	39.96	5,410,263	861,200	20,157,736	3,197,800

Total	5,410,264	861,200			18,434,663	1,847,000	134,688,836	10,330,000

*	On June 2, 2004, TNL announced a share buyback program, or the Sharebuyback Program, which provided for the repurchase of a maximum of 4.2 million Common Shares and 25.6 million Preferred Shares of the Company with an expiration date of June 3, 2005. On November 26, 2004, this Share Buyback Program was closed and on April 26, 2005 it expired.

PART III

Item 17. Financial Statements

     TNL has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-125.

Item 19. Exhibits

No.	Description
1.1	Consolidated by-laws of the Company as of December 29, 2005.

2.1	Deposit Agreement, dated as of July 27, 1998 among the Company, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed on September 18, 1998).

2.2	Note Purchase Facility Agreement, dated as of August 10, 2001 among TNL PCS S.A., as Issuer, Tele Norte Leste Participações S.A., as Guarantor, ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser, Tranche A Participation Agent, Tranche B Participation Agent, Tranche C Participation Agent, U.S. Collateral Agent, Book Runner, Chase Trust Bank, as Principal Paying Agent, and the Tranche D Lenders. (Incorporated by reference to Exhibit 2.2 to the Company’s Form 20-F for the year ended December 31, 2002).

2.3	Second Amended and Restated Note Purchase Facility Agreement, dated as of August 16, 2004 among TNL PCS S.A., as Original Issuer, Telemar Norte Leste S.A., as Issuer, Tele Norte Leste Participações S.A., as Guarantor, ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser, Tranche B Participation Agent, Tranche C Participation Agent, Tranche E Participation Agent, Tranche F Participation Agent, U.S. Collateral Agent and Book Runner, Banco ABN AMRO Real S.A., as Brazilian Collateral Agent, JPMorgan Trust Bank Limited, as Principal Paying Agent, the Tranche D Lenders and the Tranche F Purchasers.

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and English. (Incorporated by reference to Exhibits 10.1 and 10.2 to the Company’s Registration Statement on Form 20-F filed September 18, 1998).

4.2	Standard Concession Agreement for Domestic Long-distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements in Portuguese and English. (Incorporated by reference to Exhibits 10.3 and 10.4 to the Company’s Registration Statement on Form 20-F filed September 18, 1998).

No.	Description
4.3	Statement of Authorization for Personal Mobile Services between Anatel and Oi. (Incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F for the year ended December 31, 2002).

4.4	Statement of Authorization for Domestic Long-distance Mode of Switched Wireline Telephone service between Anatel and Oi. (Incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F for the year ended December 31, 2002).

4.5	Statement of Authorization for International Long-distance Mode of Switched Wireline Telephone Service between Anatel and Oi. (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F for the year ended December 31, 2002).

4.6	Certifications of the Company’s attainment of the targets established by Anatel for the 16 states in which the Company operates. (Incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F for the year ended December 31, 2002).

8.1	List of Subsidiaries.

11.1	Code of Ethics of the Company. (Incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2002).

12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

There are numerous instruments defining the rights of holders of long-term indebtedness of the Registrant and its consolidated subsidiaries, none of which exceeds 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreements to the Commission upon request.

Technical Glossary

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “interconnection charge” or “network usage charge”.

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end-user. The quantity of service is directly related to the quantity of network access gates.

     ADSL technology (Asymmetric Digital Subscriber Line): A technology that converts existing twisted-pair telephone lines into access paths for high-speed communications of various sorts.

     Analog: A mode of transmission or switching that is not digital (e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form).

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide wireless telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A”.

     Band B Service Provider: A wireless service provider that has been granted a concession to provide wireless telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B”.

     Base station: A radio transmitter/receiver that maintains communications with the wireless telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public-switched telephone network.

     Broadband connection: A high speed, always on Internet connection, ranging from 128Kbps to 2 Mbps or higher.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

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

     Exchange: See “Switch”.

     DWDM (Dense Wavelength Division Multiplex) transmission systems: It is the higher-capacity of a WDM (Wavelength Division Multiplex), which is a means of increasing the capacity of fiber-optic data transmission system through the multiplexing of multiple wavelengths of light.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     GPRS (General Packet Radio Service): Typically referred to as the “2.5” G standard for companies employing GSM, which is not optimal for data (slow speeds of 9.6 kbps). GPRS is a relatively less expensive way (supposedly) of enabling a GSM network with a data overlay; GPRS enables speeds in the range of 115 kbps.

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

     ISP: Internet Service Provider.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber-optic or metallic-cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or “interconnection charge”.

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

     PSTN (Public-Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Satellite services: Satellites used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads on physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     SIM (Subscriber Identity Module) Cards: A card designed to personalize the customers information, a feature of the GSM standard.

     SMP (Personal Mobile Services): A networking system that provides secure digital wireless communications in a high-frequency range. It uses small low-powered base stations and light-weight and compact handsets. It offers voice and data transmission capabilities, enhanced mobile connection and heightened subscriber capacity as well as features like caller ID and alphanumeric messaging.

     Specialized Services Companies: Companies which were duly permitted by Anatel to provide specialized limited services, such as (i) private mobile services provided by means of radio communication system, in radio-frequencies bands of 460, 800 and 900 MHz; (ii) private fixed-line services to allow point-to-point or multi-point telecommunications through circuits; (iii) private network services; and (iv) duplex radio communication services.

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

     Value-Added Services: Value-Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

     VSAT (Very Small Aperture Terminal): A small satellite antenna used for satellite-based point-to-multipoint data communications applications.

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

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By: /s/ Ronaldo Iabrudi dos Santos Pereira
Name: Ronaldo Iabrudi dos Santos Pereira
Title: Chief Executive Officer

Dated: June 29, 2005

SIGNATURES

     Tele Norte Leste Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By: /s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer

Dated: June 29, 2005

Tele Norte Leste Participações S.A.
Consolidated Financial Statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2004 and 2003 and the changes in shareholders’ equity, results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2004, prepared in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows for each of the three years in the period ended December 31, 2004. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 35 and 36 to the consolidated financial statements.

/s/ PricewaterhouseCoopers	Rio de Janeiro, Brazil
Auditores Independentes	June 24, 2005

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets Years ended December 31 (Expressed in thousands of Brazilian Reais)

	2004	2003
Current assets
Cash and cash equivalents	5,472,352	4,325,513
Trade accounts receivable, net	3,630,069	3,533,479
Recoverable taxes	1,049,224	800,902
Deferred taxes	122,403	462,386
Prepaid expenses	244,046	222,821
Inventories	231,818	136,865
Credits receivable		101,094
Other current assets	362,295	142,063

Total current assets	11,112,207	9,725,123

Long-term assets
Deferred taxes	1,468,996	1,304,299
Recoverable taxes	208,951	285,843
Judicial deposits	542,063	387,980
Prepaid expenses	247,370	225,310
Credits receivable	133,160	237,670
Other long-term assets	62,131	69,156

Total long-term assets	2,662,671	2,510,258

Permanent assets
Property, plant and equipment, net	13,770,187	14,900,253
Intangible assets	1,265,300	1,404,843
Deferred charges	490,327	558,711
Investments	11,852	58,757

Total permanent assets	15,537,666	16,922,564

Total assets	29,312,544	29,157,945

Current liabilities
Loans and financing	3,041,104	2,646,244
Suppliers	1,852,867	1,902,744
Dividends and interest on own-capital	1,442,000	1,066,717
Taxes other than on income	757,187	578,721
Deferred taxes and taxes on income	411,319	126,226
Payroll and related accruals	247,174	260,957
Tax financing program (REFIS)	108,729	100,939
Amounts payable relating to the Pegasus acquisition	57,479	64,564
Interest payable on debentures	17,816	15,661
Other current liabilities	53,236	130,683

Total current liabilities	7,988,911	6,893,456

Long-term liabilities
Loans and financing	7,748,184	8,290,679
Provisions for contingencies	1,627,476	1,206,822
Debentures	1,207,200	1,207,200
Tax financing program (REFIS)	853,511	905,771
Deferred taxes and taxes on income	872	872
Taxes other than on income	34	34
Other long-term liabilities	33,003	46,481

Total long-term liabilities	11,470,280	11,657,859

Deferred income	29,977	60,404

Minority interest	1,860,079	2,001,593

Shareholders’ equity
Share capital	4,812,019	4,644,414
Capital reserves	201,488	369,093
Investment reserve	3,157,130	3,731,069
Earnings Reserve	94,947	60,483
Treasury shares	(302,287)	(260,426)

Total shareholders’ equity	7,963,297	8,544,633

Total liabilities and shareholders’ equity	29,312,544	29,157,945

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Operations Years Ended December 31 (Expressed in thousands of Brazilian Reais, except number of shares and per-share amounts)

	2004	2003	2002
Net operating revenue
Services provided	15,093,876	13,404,383	11,485,918
Sales of handsets and accessories	747,834	598,421	388,035

	15,841,710	14,002,804	11,873,953

Cost of services provided and goods sold
Services provided	(8,194,294)	(7,943,624)	(7,786,197)
Cost of handsets and accessories	(932,153)	(740,918)	(414,748)

	(9,126,447)	(8,684,542)	(8,200,945)

Gross profit	6,715,263	5,318,262	3,673,008

Operating (expenses) income
Selling expenses	(1,982,257)	(1,738,617)	(1,429,252)
General and administrative	(949,720)	(855,312)	(836,731)
Other operating expenses, net	(635,357)	(231,889)	(66,381)

Operating income before interest	3,147,929	2,492,444	1,340,644

Interest income	775,807	606,269	384,470
Interest expense	(2,417,073)	(2,784,576)	(2,408,616)

Operating income (loss)	1,506,663	314,137	(683,502)

Non-operating (expenses) income, net	(136,573)	(68,560)	28,448

Income (loss) before taxes and minority interests	1,370,090	245,577	(655,054)

Income tax and social contribution (expense) benefit	(446,529)	112,620	371,312

Minority interest in income of consolidated subsidiary	(172,524)	(145,484)	(131,856)

Net income (loss)	751,037	212,713	(415,598)

Shares outstanding at the balance sheet date (thousands)	379,804	381,777	375,065

Net income per share outstanding at the balance sheet date (in Reais)	1.98	0.56	(1.11)

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Statements of Changes in Shareholders Equity — Parent Company Years Ended December 31 (Expressed in thousands of Brazilian Reais)

		Capital reserves		Earnings reserves
		Special	Fiscal		Unrealized
	Share	reserve of	incentives	Legal	income	Investment	Retained	Treasury
	capital	goodwill	and donations	reserve	reserve	reserve	earnings	shares	Total
At December 31, 2001	4,309,204	684,168	20,135	26,817	2,616,444		2,626,931	(260,426)	10,023,273

Capitalization of reserve	167,605	(167,605)
Dividends prescribed							12,442		12,442
Loss for the year							(372,563)		(372,563)
Realization of unrealized income reserve					(2,072,492)		2,072,492
Interest on own-capital proposed							(499,979)		(499,979)

At December 31, 2002	4,476,809	516,563	20,135	26,817	543,952		3,839,323	(260,426)	9,163,173

Reclassification to investment reserve						3,839,323	(3,839,323)
Dividends prescribed							11,781		11,781
Capitalization of reserve	167,605	(167,605)
Realization of unrealized income reserve					(543,952)		543,952
Net income for the year							673,316		673,316
Appropriation to legal reserve				33,666			(33,666)
Dividends proposed							(341,868)		(341,868)
Interest on own-capital proposed							(458,132)		(458,132)
Transfer to investment reserve						395,383	(395,383)

At December 31, 2003	4,644,414	348,958	20,135	60,483		4,234,706		(260,426)	9,048,270

Dividends prescribed							15,224		15,224
Purchase of treasury shares								(247,597)	(247,597)
Cancellation of shares						(205,736)		205,736
Capitalization of reserve	167,605	(167,605)
Realization of investment reserve						(429,954)	429,954
Net income for the year							689,286		689,286
Appropriation to legal reserve				34,464			(34,464)
Dividends proposed							(1,000,000)		(1,000,000)
Interest on own-capital proposed							(100,000)		(100,000)

At December 31, 2004	4,812,019	181,353	20,135	94,947		3,599,016		(302,287)	8,405,183

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Changes in Financial Position Years Ended December 31 (Expressed in thousands of Brazilian Reais)

	2004	2003	2002
Financial resources were provided by:
Operations
Net income (loss) for the year	751,037	212,713	(415,598)
Minority interest in income of consolidated subsidiary	172,524	145,484	131,856
Expenses (income) not affecting working capital
Depreciation	3,233,672	3,446,233	3,647,435
Amortization of deferred charges	68,181	68,226	41,872
Amortization of goodwill — Pegasus	75,062	75,062	6,196
Amortization of goodwill — CVM 349		167,605	167,605
Provisions for contingencies	935,882	680,082	606,414
Interest and long-term monetary/exchange variations	264,987	1,126,642	891,014
Equity accounting adjustments	(111,699)	(96,788)	3,596
Loss on sale of property, plant and equipment	70,871	26,682	29,648
Provision for losses on discontinued assets	90,347	81,998
Provision for losses on fiscal incentives	6,180	46,364
Provision for inventory write-off		37,063
Long-term interest on financed taxes and contributions — REFIS	72,523	101,439
Long-term deferred income tax and social contribution	(164,697)	(251,610)	(364,894)
Realization of deferred income	(30,427)
Other			(29,042)

	5,434,443	5,867,195	4,716,102

Third parties
Fiscal incentives	94,717	105,401
Increase in long-term liabilities			70,085
Transfer from long-term receivables to current assets	95,693	141,455	286,670
Dividends and interest on own-capital prescribed	61,121	24,625	21,271

	251,531	271,481	378,026

Total funds provided	5,685,974	6,138,676	5,094,128

Tele Norte Leste Participações S.A.

Consolidated Statements of Changes in Financial Position
Years Ended December 31
(Expressed in thousands of Brazilian Reais)	(continued)

	2004	2003	2002
Financial resources were used for:
Increase in long-term receivables	174,979	401,304	451,847
Purchase of treasury shares by Parent Company	247,597
Purchase of treasury shares of subsidiaries	101,585	23,123	5,223
Increase in permanent assets:
Investments	288	43,609	278,201
Property, plant and equipment	2,058,078	1,616,096	2,013,382
Licenses	4,522	66,096
Deferred charges			221,024
Transfer from long-term liabilities to current liabilities	1,459,186	1,098,120
Dividends and interest on own-capital proposed	1,348,110	654,201	668,365

Total funds used	5,394,345	3,902,549	3,638,042

Working capital of acquired investment (Pegasus)			201,710

Increase (decrease) in working capital	291,629	2,236,127	1,254,376

Changes in working capital
Current assets
At the end of the year	11,112,207	9,725,123	6,002,200
At the beginning of the year	9,725,123	6,002,200	4,950,518

	1,387,084	3,722,923	1,051,682

Current liabilities
At the end of the year	7,988,911	6,893,456	5,406,660
At the beginning of the year	6,893,456	5,406,660	5,609,354

	1,095,455	1,486,796	(202,694)

Increase (decrease) in working capital	291,629	2,236,127	1,254,376

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Cash Flow Years Ended December 31 (Expressed in thousands of Brazilian Reais)

	2004	2003	2002
Operating activities
Net income (loss)	751,037	212,713	(415,598)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	172,524	145,484	131,856
Depreciation and amortization	3,502,405	3,757,126	3,863,108
Loss on sale of property, plant and equipment	70,871	26,682	29,648
Provision for doubtful accounts	564,302	597,598	616,038
Contingencies and other provisions	405,482	342,587	284,807
Deferred tax benefit, net	(149,783)	117,536	(427,796)
Increase in accounts receivable	(660,892)	(1,488,650)	(1,175,906)
Decrease in credits receivable	115,257	11,455
Increase in other current assets	(342,589)	(109,033)	(166,167)
Increase in other non-current assets	(169,118)	(105,869)	(176,315)
Increase (decrease) in payroll and related accruals	(13,783)	132	75,430
Increase (decrease) in accounts payable and accrued expenses	(49,877)	267,711	(710,626)
Increase (decrease) in other current liabilities	(76,742)	48,581	(336,652)
Increase in accrued interest	1,448,429	1,996,222	1,958,733
Increase (decrease) in deferred and payable taxes	558,276	(61,763)	238,306
Increase (decrease) in other non-current liabilities	(68,013)	15,612	(21,727)

Cash provided by operating activities	6,057,786	5,774,124	3,767,139

Investing activities
Additions to investments, net	(288)	(43,609)	(227,138)
Additions to property, plant and equipment	(2,058,078)	(1,616,096)	(2,013,382)
Additions to licenses	(4,522)	(66,096)
Deferred charges			(221,024)

Cash used in investing activities	(2,062,888)	(1,725,801)	(2,461,544)

Financing activities
Proceeds from long-term loans	2,096,571	2,539,836	2,296,595
Repayments of long-term loans	(3,695,632)	(3,094,070)	(2,932,071)
Proceeds from debentures		(92,800)
Purchase of treasury shares by Parent Company	(247,597)
Purchase of treasury shares of subsidiaries	(101,585)	(23,123)	(5,223)
Dividends and interest on own-capital, paid	(899,816)	(565,356)	(386,636)

Cash used in financing activities	(2,848,059)	(1,235,513)	(1,027,335)

Increase in cash and cash equivalents	1,146,839	2,812,810	278,260

Cash and cash equivalents at beginning of year	4,325,513	1,512,703	1,234,443

Cash and cash equivalents at end of year	5,472,352	4,325,513	1,512,703

Supplemental cash flow information
Income and social contribution tax paid	280,576	97,808	75,647
Interest paid	833,592	1,037,693	1,021,362
Cash paid against provisions for contingencies	356,529	349,209	350,023
Non cash transactions:
Net goodwill on downstream merger	(167,605)	(167,605)	(167,605)

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

1	Description of Business and Summary of Significant Accounting Policies

Tele Norte Leste Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements. The Parent Company was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, controlled by Telemar Participações S.A. (“Telemar Participações”), which at December 31, 2004 held 17.97% of the total capital and 53.77% of the voting capital.

The Company is registered with the “Comissão de Valores Mobiliários — CVM” (Brazilian Securities Commission) as a publicly held company whose shares are listed on the “Bolsa de Valores de São Paulo — BOVESPA” (São Paulo Stock Exchange). The Company is also registered with the U.S. Securities and Exchange Commission — SEC, and its “American Depositary Shares — ADS” — Level II are listed on the New York Stock Exchange (NYSE). Approximately 46.60% of the preferred shares are negotiated on the NYSE through ADS.

(a)	Description of business

The Company’s business is divided into three major segments:

(i)	Fixed-line telecommunications:

Telemar Norte Leste S.A. (“Telemar”) is the principal provider of fixed-line telecommunications services in its operating area — Region I — which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for Sector 3 in Region I, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Paranaíba” in the state of Minas Gerais, where Companhia de Telecomunicações do Brasil Central — CTBC operates). These services are provided under a concession granted by “Agência Nacional de Telecomunicações — Anatel” (National Agency for Telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expires on December 31, 2005. The concession may be extended for an additional 20-year period, if the terms of such extension and the conditions regarding new universal service and quality targets, in each case to be determined by Anatel and the Ministry of Comunications, are met, at the cost of 2% of previous year’s net revenues from telecomunications services, payable every two years. On June 30, 2003, Telemar sent correspondence to Anatel, as required by law, formalizing its explicit interest to renew the concession and exercise the right to renew it. However,

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

the draft of the new contractual terms disclosed by Anatel includes conditions and new targets to be regulated by the end of 2005. The Company’s management understands that such regulation must preserve the economic-financial balance of the Concession Agreements.

During 2002, Anatel certified Telemar’s early attainment of the universal service targets set in the Concession Agreements, which deadline was December 31, 2003, and on July 20, 2002, Telemar started to provide services for inter-regional long distance calls initiated in the 16 states mentioned above.

As from July 2002, Telemar is also offering international long-distance services , under a license granted to TNL PCS S.A. (“Oi”) with the acquisition of an authorization to operate mobile telecommunications

Until December 22, 2004, Parent Company held 80.89% of Telemar’s capital, representing 97,24% and 67,85% of voting shares and preferred shares, respectively. At the Parent Company Board meeting held on that date a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda., by transferring 100% of the preferred shares of Telemar. After the transaction, Parent Company directly holds 43.13% of Telemar’s total capital, while the proportions of 97.24% of the voting capital and 80.89% of the total capital were maintained, considering that Telemar Telecomunicações is a wholly-owned subsidiary of Parent Company;

(ii)	Mobile telecommunications:

Mobile telecommunications services are provided by Oi, by means of the “Serviço Móvel Pessoal” - “SMP” (Personal Mobile Services), authorization “license”, which was acquired on March 12, 2001 for R$ 1,102,007 and with the right to use the radio frequencies expiring on March 12, 2016. On June 26, 2002, Oi was authorized by Anatel to start providing the service, using GSM/GPRS technology, within Region I (the same region as Telemar). In addition to SMP services, Oi is also authorized to offer: (i) national long-distance services within Region II, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District, and Region III, which corresponds to the state of São Paulo, as well as in Sector 3 of Region I; and (ii) international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization may be renewed for an additional 15-year period, at a charge, payable every two years, of 2% of the previous year net revenues from telecommunications, provided that the current license conditions are met.

In May 2003, all of Parent Company’s shares in Oi were sold to Telemar, following the approval by the boards of Directors of both Parent Company and Telemar.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	Contact center

TNL Contax S.A. (“TNL Contax”) is a contact center that provides customer services in general, both inbound and outbound. Inbound contact center services include sales, market research, tele-sales and collection, while outbound services include providing product information, sales, complaints, customer service and help desk. A number of TNL contax commercial agreement prices are based on the amount of workstations and hours.

TNL Contax was created to take advantage of the significant growth opportunities in the Brazilian market of outsourced contact centers.

On November 26, 2004, the Parent Company disclosed a Relevant Fact notice in connection with the approval, by its Board of Directors, of the spin-off of TNL Contax.

The transaction was approved at the Parent Company’s Extraordinary General Meeting held on December 29, 2004 and can be summarized as follows:

•	change of the corporate name of subsidiary Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”); and

•	subscription and payment of a capital increase of Contax Participações, by the Parent Company, in the amount of R$ 223,708, as well as a R$ 50,000 increase in capital reserves, comprising: (i) transfer of 100% of TNL Contax’ shares held by the Parent Company, valued at R$ 126,030 as of October 31, 2004; (ii) assignment of a credit of
R$ 57,678 due by TNL Contax to the Parent Company, corresponding to the balance of a loan between the two companies, also as of October 31, 2004; and (iii) cash payment of R$ 90,000.

Additionally, the Parent Company’s share capital was decreased by R$ 277,526, corresponding to the investment in Contax Participações as of November 30, 2004, without changing the number of shares and subsequent delivery of Contax Participações’ shares to all Parent Company’s shareholders, in accordance with their percentage holding in Parent Company’s shares.

On February 17, 2005, the Company disclosed a note to shareholders that Contax Participações is being registered at the São Paulo Stock Exchange — BOVESPA, as well as to institute a program for American Depositary Receipts — ADR’s of Contax Participações’ preferred shares at the New York Stock Exchange — NYSE.

The Company and Contax Participações will disclose a new note to shareholders informing the dates of the share transfer and of the delivery of Contax Participações ADR’s and the date as of which the shares and the ADR’s will be negotiated at the BOVESPA and NYSE “ex-capital restitution in Contax Participações’shares”, respectively.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iv)	Other business activities:

Pegasus Telecom S.A. (“Pegasus”) is primarily engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission services, within Regions I, II and III.

Companhia AIX de Participações (“AIX”) supplies the infrasctruture of ducts for the installation of fiber optic cables along the highways of the State of São Paulo, providing these services to Telemar and Pegasus. The main objective of AIX is participating as leader in the Consortium Refibra. The Consortium Refibra was created to equalize the past due credits that highway concessionaires and other creditors held against Barramar S.A., a third-party which defaulted contracts, signed as from 1998. Among the main creditors of Barramar S.A were the original shareholders of AIX — Pegasus, Telesp and Alcatel. Alcatel disposed of its participation in December, 2003, when Pegasus increased its participation in AIX from 18.1% to 50%, and in the same month sold its participation to Telemar by the book value;

TNL.Acesso S.A., a wholly-owned subsidiary of Parent Company, encompasses all internet business, including providing internet access to Internet Service Providers (ISP), e-marketplaces and services. At a meeting held on August 25, 2004, the Parent Company’s Board of Directors approved the merger of TNL.Acesso into the subsidiary HiCorp Comunicações Corporativas S.A. (“HiCorp”) to simplify the corporate structure, considering that HiCorp was inactive;

TNL.Net Participações S.A. (“TNL.Net”), directly controlled by Parent Company, held shares representing 17.5% of the total capital of Internet Group do Brasil Ltda., owner of the iG internet portal (ISP). TNL.Net sold its interests in iG for the equivalent of US$ 18,914 thousand to Brasil Telecom S.A. in November 2004;

Telemar Internet Ltda. (“Telemar Internet”) is an internet service provider, wholly-owned by Telemar, which started operations in February 2005. Telemar Internet was constituted through the alteration of ABS 52 Participações Ltda.’s name on July 1, 2004. ABS 52 Participações Ltda. (“ABS 52”) was constituted in July 2000 as a wholly-owned Telemar subsidiary that provided installation, maintenance, construction and network operation services from March 2001 up to December 2002, when it became inactive;

Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), is a wholly-owned Parent Company subsidiary and as from December 22, 2004 holds 37.76% of Telemar’s total capital, corresponding to all preferred shares previously owned by the Parent Company;

TNL Trading S.A. (“TNL Trading”), is a wholly-owned Parent Company subsidiary, which engaged in the import and export of consumer goods to comply with covenants of loans signed in the past;

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

TNL PCS Participações S.A. (“TNL PCS Participações”), is a wholly-owned, non-operating, Parent Company subsidiary, and was constituted to provide telecommunication services in general;

Coari Participações S.A. (“Coari”), constituted on July 31, 2000, with the main objective of participating in other companies, commercial or civil, as partner, shareholder or quotaholder, in Brazil or abroad. In December 2003, Telemar acquired 100% of Coari’s shares. The company has not started activities yet; and

Calais Participações S.A. (“Calais”), constituted on July 31, 2000, with the main objective of participating in other companies, commercial or civil, as partner, shareholder or quotaholder, in Brazil or abroad. In December 2004, Telemar acquired 100% of Calais’ shares. The company has not started activities yet.

(b)	Acquisition of pegasus

On December 27, 2002, the Company signed a purchase and sale contract for the remaining 68.83% of Pegasus’ shares. The price was established based on two economic-financial appraisals prepared by specialized international institutes, utilizing as a basis the financial statements as of June 30, 2002, as well as future operating synergy gains in the amount of R$ 114,000, based on appraisals that take into account the joint operation of the two companies after the acquisition. To determine the amount payable for Pegasus shares to its shareholders, the amount of loans and financing was deducted, as well as potential liabilities and contingencies identified in the course of a legal and accounting audit.

• Amount payable to Pegasus’ shareholders	227,138

• Pegasus’ unsecured liabilities	51,063

Total cost of the acquisition (goodwill) — base date June 30, 2002	278,201

The agreement provided for the price alteration due to the variations occurred between the balance sheet of June 30, 2002 and the audited transfer balance sheet as of December 27, 2002. Accordingly, once the negotiation was completed, the final price and the goodwill amount relating to third-party share were adjusted in February 2003 by R$ 45,780.

In addition to the price adjustment, the Company acquired the remaining interest (6.73% corresponding to unsecured liabilities of R$ 4,982) for R$ 17,570, and the goodwill amount was increased by R$ 22,552.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

At that time, the recorded purchase amount did not include income tax and social contribution credits, comprising tax losses and temporary additions. These amounts were not stated in Pegasus’ transfer balance sheet, however the agreement provided that they were to be paid should they be used. In December 2003, Pegasus’ management prepared technical analyses on the generation of future taxable income, indicating that these credits will be utilized over the next ten years. Accordingly, although payments will be made as these credits were used, the sale price relating to third-party share was again adjusted by R$ 64,564, of which R$ 10,085 were settled during 2004.

(c)	Participation increase in AIX

The Company has a 50% interest in AIX, which engages in the provision of duct infrastructure for the installation of fiber optic alongside the main highways of the State of São Paulo. On November 19, 2003, the AIX shareholders (Alcatel Telecomunicações S.A., Telecomunicações de São Paulo S.A. - Telesp, and Pegasus) approved the economic-financial appraisal of AIX prepared by an expert firm, including existing credits with Barramar S.A., the realization of which is contingent upon the future profitability of the Refibra Consortium. The profitability of this Consortium arises from the compliance with contracts for the use of ducts and networks of Telesp, Telemar and Pegasus. Based on this project, the Board of Directors of AIX, at a meeting held on November 20, 2003, decided to set up a provision for losses of R$ 157,400. On December 16, 2003, Alcatel sold its interest to Pegasus and Telesp, when Pegasus acquired 79.1% of those shares for R$ 1, recording a negative goodwill of R$ 53,955.

Simultaneously, Pegasus and Telesp increased AIX’ capital shares by capitalizing credits held in this company, in the amounts of R$ 59,816 and R$ 105,752. With this acquisition and capitalization of credits, Pegasus increased its interest from 18.1% to 50%.

On December 31, 2003, Pegasus sold to Telemar, its interest in AIX for book value.

In December 2004, the Board of Directors of AIX approved a further technical study on the potential of realization of the assets, prepared by third parties, and the provision for losses previously mentioned was increased by R$ 53,972. As a result, the negative goodwill was adjusted by R$ 17,358, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment.

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

The objective of the down-stream merger was to assure realization of the tax benefits arising from the amortization of the Goodwill paid over book value by Telemar Participações on its acquisition of the Company by transferring to the Company the tax benefit arising from the amortization of their Goodwill. The purchase consideration included Telemar Participações’ shares in the Company and the corresponding Goodwill which arose at the time of the privatization of the Company. The down-stream merger of 140 Participações S.A. was approved by the shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into the Company. In the down-stream merger, the shareholders of Telemar Participações received shares of the Company in exchange for their shares in 140 Participações S.A. The net book value of the assets merged into the Company as of November 30, 1999 were as follows:

Permanent assets
Investments
Tele Norte Leste Participações S.A.	1,800,358
Goodwill	2,464,787

4,265,145

Shareholders’ equity
Capital	4,267,024
Accumulated deficit	(1,879)

4,265,145

This transaction was recorded in shareholders’ equity as a special reserve of goodwill in the amount of R$ 2,464,787 against a corresponding Goodwill asset to be amortized over five years based on expected profits. The tax benefit realized from the amortization expense of the Goodwill was transferred to Telemar Participações through shares issued at no par value, at which time the minority shareholders were granted the right to acquire shares in proportion to their participation in the Company’s share capital .

On March 6, 2001, CVM issued Instruction N° 349, which amended Instruction N° 319 and determined the accounting method for the down-stream merger. The new Instruction determined the write-down of the Goodwill asset to the amount of the future tax benefit expected to be generated by the amortization of the Goodwill.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

As a result, the Company reduced the Goodwill asset and the corresponding special reserve of goodwill by R$ 1,599,647, retroactive to January 1, 2000. The remaining value of R$ 824,060 corresponds to the amount of the expected future tax benefit. The Goodwill, which had been recorded in permanent assets, was reclassified to current and non-current deferred and recoverable taxes on the balance sheet. In addition, the Company reversed R$ 325,352 of amortization that had been recorded during 2000 in connection with the portion of the Goodwill that was reduced, retroactively as of January 1, 2000.

On April 26, 2002, April 8, 2003 and March 4, 2004, the Company increased its capital by R$ 167,605, which represented the prior year’s tax benefit derived from the amortization of the Goodwill recorded during the years ended December 31, 2004, 2003 and 2002. Amortization expense of the Goodwill, net of amortization of the provision, for the year ended December 31, 2004, was R$ 153,639 and for the years 2003 and 2002, was R$ 167,605 each year (Note 5).

(e)	Summary of significant accounting policies

Basis of presentation

The consolidated financial statements, which are used as the basis for determining income tax and mandatory minimum dividend calculations, have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law N° 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the “Instituto dos Auditores Independentes do Brasil” (the Brazilian Institute of Independent Accountants, or “IBRACON”). The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest. Under Brazilian GAAP, interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, as of December 2003, the Company includes its 50% share of AIX income and expenses and assets and liabilities. Investments in businesses in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the Parent Company, have been filed with the CVM in March 9, 2005. The financial statements presented herein do not include the Parent Company’s stand alone financial statements and are not intended to be used for statutory purposes.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

The consolidation process for the balance sheet and the statement of operations accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits.

The disclosures about business segments were prepared for the wireline, wireless and contact center segments. As each segment is almost a different entity, the balances and results are clearly identified in the accounting records.

Consolidated financial statements and reconciliation of consolidated net income and shareholders’ equity

The consolidated financial statements include the financial statements of the direct subsidiaries Telemar, HiCorp, TNL.Net, Telemar Telecomunicações, TNL Trading, TNL PCS Participações, Contax Participações and the indirect subsidiaries Oi, Pegasus, Telemar Internet, TNL Contax, AIX (as from December 1, 2003), Coari (as from December 31, 2003), and Calais (as from December 31, 2004). Additionally, the financial statements of the subsidiary AIX, under joint control with Telesp, were consolidated in proportion to Telemar’s 50% participation in its share capital. The main consolidation procedures are:

•	Sum of the balances of the asset, liability, income and expense accounts, according to their nature;

•	Elimination of material balances of assets and liabilities, as well as income and expenses between the consolidated companies;

•	Elimination of Parent Company’s interests in net shareholders’ equity of its subsidiaries; and

•	Recognition of minority interests in shareholders’ equity and in net income.

Statements of cash flows

The statement of cash flows was prepared in conformity with SFAS 95 (Statement of Financial Accounting Standard 95, according to US GAAP), considering the main operations which impacted the Company’s cash and cash equivalents and financial investments. Such statement is divided into operating, investment and financial activities.

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

Cash and cash equivalents

Cash and cash equivalents are considered to be all highly liquid investments with an original maturity of three months or less at date of acquisition.

Short-term financial investments

These are recorded at cost plus accrued earnings, on a pro rata basis, up to the balance sheet date.

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

Accounts receivable

Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These receivables also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year end or by estimates that take into account the performance for the previous month. The related taxes are similarly determined and accounted for on an accrual basis.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.

Accounts receivable related to the sale of mobile handsets and accessories are accounted for at the realizable value upon the transfer of title.

Provision for doubtful accounts

This provision is recorded in order to recognize probable losses in relation to accounts receivable, considering the measures which are taken to restrict the services provided to clients with bills due and to collect those bills, starting when they are overdue for more than 60 days, increasing progressively, as follows:

		% loss
Outstanding bills	Restriction of services /collection process	provisioned
From 30 to 60 days	Restriction to make calls	Zero
From 61 to 90 days	Restriction to make and receive calls	40
From 91 to 120 days	Disconnection after a 15-day notice	60
From 121 to 150 days	Collection	80
Over 151 days	Collection	100

The calculation of the provision includes amounts due by government bodies, corporate clients and other telecommunication service providers, as well as the amounts arising from agreement with delinquent customers to settle their debts in installments. With respect to installment agreements, the amounts to be billed again are determined according to the customer delinquency history. Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.

Inventories

Inventories of maintenance materials are stated at average purchase cost, ajusted to replacement cost or realizable value when applicable. Inventories of materials for network expansion are stated at average acquisition cost and recorded in “Inventories for expansion” under Property, plant and equipment.

Inventories of materials for resale are stated at average acquisition cost, ajusted to replacement cost or realizable value when applicable. Losses due to the difference between the cost of Oi’s handsets and sale prices are accounted for upon actual sale, as these losses are considered client acquisition costs. The accounting criteria of these losses with postpaid mobile handsets are described in prepaid expenses.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Prepaid expenses

Subsidies for postpaid mobile handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs, amortized over a minimum 12 month period since the customer’s agreement provides for reimbursement in the event of disconnection or migration to the prepaid system before completion of this period. Besides this, the mobile handsets do not have an economic value or other utilization, except to enable that the services of the contracted Oi plans be provided. The subsidy of prepaid clients is not deferred, because these plans do not have an early termination penalty.

The amount of the “Fundo de Fiscalização das Telecomunicações” (“FISTEL”) — (Telecommunication Inspection Fund) fees paid by Oi upon enabling new users were also recorded as prepaid expenses, taken to income over the average churn (retention) period. Since these fees are necessary to install the mobile terminals to be used by the Company’s clients, the Company considers them as subscriber acquisition costs.

Financial expenses paid in advance upon signing new loan and financing contracts are amortized in accordance with the term of the related contracts. Besides this, premiums paid on option contracts and insurance policies are also recorded as prepaid expenses and also amortized in accordance with the term of the related contracts.

Premiums on foreign exchange options, and prepaid commissions and fees related to the withdrawals of loans are amortized in accordance with the term of the related contracts

Revenue recognition

Operating revenues include monthly subscription fees, metered services based on the type, number and length of calls (tariffs for local and long-distance calls are based on the time and length of calls and the distance involved and the services used), telephone installation fees, prepaid calling cards for public pay phones and for mobile telephones, transmission services and dedicated line rentals to other telecommunications service providers or other companies, use of the Company’s networks, sales of handsets and accessories, contact center services and other value added telecommunications services.

Revenues for metered telecommunications services, including roaming fees, are recognized when the services are rendered valued by the applicable rates and tariffs. The value of services rendered but not yet billed at the end of each month is determined by the valuation of the metered services or by estimates that take into account the performance for the previous month.

Fees for the installation of telephones are recognized when the installation is completed and not deferred since the margins are negative or low.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Revenues from prepaid calling cards, used on public pay phones, are recognized when the cards are sold while the related costs are recognized when incurred. Due to the turnover of these cards, their impact on the financial statements would not be material.

The revenues from sales of prepaid mobile credits are deferred and recognized upon effective utilization of these credits.

Revenues from sales of handsets and accessories are recognized when title is transferred.

Revenues from the use of the Company’s networks by other providers are recorded on a monthly basis based on the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or DETRAF, issued by a third party in order to formalize the traffic and contractual terms and tariffs.

The contact center and data transmission services revenues are recognized when the services are rendered, except with respect to some of our performance-based services, which we recognize upon their measurement and acceptance by our client.

Investments

Investments consist primarily of (i) investments in subsidiaries and jointly controlled companies, which are accounted for using the equity method, according to CVM Instruction N° 247/96; and (ii) fiscal incentives, which are accounted for using the acquisition cost method, restated up to December 31, 1995, less provisions for losses, to recoverability values, when considered necessary.

Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than a 20% participation (voting or non-voting shares) and/or influence over the management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in non-operating income (expenses), net.

Property, plant and equipment

The investment in property, plant and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific network expansion projects are stated at average original cost and are presented as “Construction-in-progress.” Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred.

Prior to January 1, 2000, according to instructions from the Ministry of Telecommunications, interest on construction-in-progress was calculated on a monthly basis at a rate of 12% per annum on the balances of construction-in-progress, and capitalized as part of property, plant and equipment until the asset was placed in service.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Interest capitalized, which exceeded interest expense on loans obtained to finance construction-in-progress, was recorded in a restricted capital reserve directly in shareholders’ equity.

Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the CVM Rule N° 193/96, “Capitalized Interest on Financing of Construction-in-progress.” This rule requires interest to be capitalized on construction-in-progress at the actual rates represented by current loans. Since September 2002, the Company ceased the capitalization of interest in Telemar (fixed-line business segment), since the Company’s main investment program was completed and all new constructions have a short-term delivery. In Oi (mobile business segment), the capitalization ceased on December 31, 2002, when the network expansion was substantially completed.

Maintenance and repair costs that represent an increase in installed capacity of useful life are capitalized, while the remaining costs are charged to income for the year. To this date, the capitalization of such amounts has not been relevant in the context of the financial statements, considering that the major part of maintenance costs does not represent a real increase in the useful life and obsolescence is the main factor for determining the useful life.

Depreciation is calculated using the straight-line method considering the expected useful lives of the assets, based on the utilization, technical obsolescence and expert appraisals (Note 15 for depreciation rates and description of useful lives).

Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate. No impairment losses were identified in 2004, 2003 and 2002.

Intangible assets

Intangible assets consist of (i) the wireless authorization (license), acquired by the wireless telecommunications subsidiary, Oi, which is amortized using the straight-line method over the license period of 15 years; (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment, which is amortized on a straight-line basis over a five-year period; and (iii) negative goodwill related to the participation increase of the investment in AIX, amortized as of January 1, 2004 on a straight-line basis over a five-year period, based on an economic feasibility study.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Deferred charges

Under Brazilian GAAP, pre-operational costs are deferred until the start-up of operations, at which time the costs are amortized on a straight-line basis over a minimum period of five years, based on economic feasibility studies.

Loans and financing

Loans and financing are restated according to monetary and exchange variations plus interest accrued up to the balance sheet date.

Derivatives

The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. The company employs risk management strategies using a variety of derivatives including cross-currency interest rate swaps, forwards and options. The Company does not hold derivatives for trading purposes.

Under Brazilian GAAP, results from swap operations are determined and recorded by comparing contractual exchange rates to period-end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on options and forward contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.

Provisions for contingencies

Provisions for contingencies are recorded if contingent risks are considered as “probable losses” by the Company’s management and internal and external legal advisors. The amounts are recorded based on the estimates of the costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in Note 23.

Dividends and interest on own-capital

Dividends and interest on own-capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Shareholders’ Meeting.

Financial income and expenses

These refer mainly to interest, monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis (except for gains arising from options, which are recorded upon settlement).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Pursuant to the law, interest on own-capital to be applied to minimum and statutory dividends was accounted for as “Interest expenses” and reversed to shareholders’ equity as they are in essence distribution of profits. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the financial income and expenses accounts together with the original expense account.

Income tax and social contribution

Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes.” Tax credits arising from tax loss carryforwards are recognized as tax assets when future taxable income, discounted to present value, are sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM Resolution N° 273 and CVM Instruction N° 371 (Notes 7 and 12).

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred.

Earnings per share

Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

Employee benefits

The Company sponsors pension plans for its employees. Those plans (PBS-A, PBS-Telemar and TelemarPrev) were administered by Fundação Sistel de Seguridade Social - “SISTEL” (Sistel Foundation for Social Security) up to January 12, 2005, when PBS-Telemar and TelemarPrev plans’ management was transferred to a new private social security fund management named Fundação Atlântico de Seguridade Social. Costs are recorded in the financial statements according to CVM Deliberation N° 371/00, specifically, in the case of the defined benefit plans (PBS-A and PBS-Telemar), during the working period of the participating employees and, in the case of the defined contribution plan, according to the monthly contributions based on actuarial calculations approved by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans). This pronouncement was adopted by the Company as from the year ended December 31, 2001.

Although, the plans’ assets exceed the actuarial liabilities at December 31, 2004 and 2003, the excess will not be recognized, as the reimbursement is not determined in the plans’ by-laws.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Vacation benefits payable to employees are accrued in proportion to the period vested.

The Company has a profit sharing program, granted to all employees who have been with the Company for at least eight months (see details in Note 27(b)).

2	Operating Revenues

	2004	2003	2002
Fixed-line telephone services
Local services
Monthly subscription fees	5,966,437	5,308,979	4,581,099
Fixed-line to mobile calls VC1	2,763,058	2,948,226	2,753,750
Pulses (metered service)	2,673,524	2,598,065	2,247,179
Collect calls	102,464	128,118	124,856
Installation fees	58,511	80,589	141,302
Other revenues	17,676	10,555	3,386

	11,581,670	11,074,532	9,851,572

Long-distance services
Intra-sectorial	1,644,606	1,402,274	1,110,585
Inter-sectorial	615,501	569,251	399,936
Interregional	610,872	300,920	58,759
International	106,986	80,890	14,921
Fixed-line to mobile calls VC2 and VC3	683,304	610,275	482,089

	3,661,269	2,963,610	2,066,290

Other fixed-line services
Prepaid calling cards (for public pay phones)	1,017,198	808,440	668,875
Advanced voice	218,908	241,514	259,459
Additional services	492,235	422,816	302,513

	1,728,341	1,472,770	1,230,847

Mobile telephone services
Monthly subscription fees	333,317	191,068	20,809
Originating calls	592,350	287,695	33,246
Sale of mobile handsets and accessories	747,834	598,421	388,035
National roaming	29,265	11,366	436
International roaming	77,482	52,358	8,131
Additional services	110,626	42,753	5,110

	1,890,874	1,183,661	455,767

Remuneration for the use of the fixed-line network
Use of fixed-line to fixed-line network	913,908	1,042,002	1,248,931
Use of mobile to fixed-line network	258,819	234,322	248,380

	1,172,727	1,276,324	1,497,311

Remuneration for the use of the mobile network
Use of fixed-line to mobile network	120,858	61,984	7,242
Use of mobile to mobile network	100,296	108,381	20,222

	221,154	170,365	27,464

Data transmission services
ADSL (“Velox”)	385,276	128,071	33,087
Transmission (EILD)	338,127	291,491	373,323
Dedicated Line Service — SLD	324,875	345,344	275,642
IP services	233,876	206,971	91,992
Switching packs and frame relay	204,270	134,159	87,329
Other services	121,183	77,941	44,456

	1,607,607	1,183,977	905,829

Contact center	255,923	93,806	46,059
Other services	5,012	7,890	10,217

Gross operating revenue	22,124,577	19,426,935	16,091,356
Value added and other indirect taxes	(6,060,820)	(5,241,555)	(4,071,128)
Discounts and returns	(222,047)	(182,576)	(146,275)

Net operating revenue	15,841,710	14,002,804	11,873,953

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Description of services

(a)	Fixed-line telecomunications

(i)	Local

The monthly subscription fee includes a franchise of 100 free pulses. The measured services include all calls originating and destined in one single local area in Region I, and refers to the pulses in excess of the monthly subscription. Pulses are measured every 4 minutes and only charged if the call is completed. However, charging of the pulses can vary from 1 second to 4 minutes. On weekdays between 00:00 hr and 06:00 hrs, Saturdays from 14:00 hr to 20:00 hr and Sundays and holidays, only one pulse is charged, independent of the duration of the call.

The Company also offers to corporate clients with PABX systems the direct dial service (direct transfer of external calls to extensions). For companies who need a large numbers of lines, the Company offers digital trunk services, increasing speed and optimizing the client’s telephone system.

The Company provides several other local complementary services, among which voice mail, follow-me, calls on hold, transfer of calls, conference calls, quick dial and call identification as well as value added services, such as ISDN (“DVI”), that allows voice, data, image and sound transmission supported by a single digital line, enabling the customer to simultaneously use, for example, voice transmission and the internet.

In August 2002, the Company received authorization to provide local services in Regions II and III, however, these revenues are not significant.

(ii)	Fixed-line to mobile calls

This refers to calls made by fixed-telephone customers to mobile telephone customers. These services also include collect calls from mobile customers to fixed-line customers.

(iii)	Long-distance

Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the Region to another one are referred to as “intra-regional”. Intra-regional service includes intra-sectorial and intersectorial calls (between two different Sectors, even within the same State).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

•	Intra-sectorial and intersectorial long-distance services

Until July 1999, Embratel was the only provider of interstate long-distance services. On that date Anatel increased the competition between providers of fixed-line long-distance calls to require the client to choose a provider for every long-distance call by dialing the CSP (Código de Seleção de Prestadora -“Provider Selection Code”) before the telephone number. In July 1999, together with the implementation of the numbering plan, Embratel started to provide the interstate long-distance service throughout the country, including the States of Region I, and the Company started to provide interstate long-distance services between the States in Region I.

•	Interregional long-distance services

The interregional long-distance service corresponds to calls originated and completed between Regions of different concessions. After achieving certain network expansion and universal service targets with an authorization granted with Oi’s license, the Company started to provide interregional long-distance services in Region I in July 2002, and services originating in the Regions II and III in February 2003. Therefore, the Company signed interconnection contracts mainly with the other two providers of local fixed-line telecommunications, to interconnect directly to their networks.

Besides this, since July 2002 the Company provides international long-distance services originating in Region I, under the authorization granted with the license acquired by Oi, although the fixed-line customers access such services using the Company’s selection code “31”. The Company entered into a number of international agreements in order to interconnect its network to the networks of the main telecommunication providers abroad.

(iv)	Advanced voice

Refers to the 0300, 0500 and 0800 services offered to businesses by means of a telephone number. These services are billed according to pre-established tariffs to the subscribers or to the businesses.

(v)	Additional services

Includes other services rendered, such as address change (customers are enabled to keep the same telephone number when moving to another address), line change and rearrangement directory information service “102”, call-restrictions, follow-me, calls on hold, and answering machine, among others.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(b)	Mobile telephone services

Revenues from mobile telephone services include: (i) utilization rates for outgoing calls made, value added services, such as internet access, data transmission, short messages (SMS), transfer of calls, calls on hold and call-restrictions; (ii) monthly subscription charges of the postpaid customers; (iii) roaming; and (iv) sale of mobile handsets and accessories. The postpaid services include, according to the type of handset, answering machine, call identification, conference call, follow-me, calls on hold and special services, such as WAP and GPRS. The services offer reduced tariffs during certain hours of the day.

WAP is a service and contents channel available to the clients. Some of its features are: sending and receiving e-mails, forming contact groups, on-line banking, ticket sales, among others. WAP can also be used with internet to organize personal activities or start contact groups.

Depending on the type of handset, clients have access to the GPRS service, available in the main municipalities in Region I. This service allows internet access via mobile telephones, laptops or palmtops, making it possible for the client to access the internet and talk on the phone at the same time.

Postpaid service customers pay a monthly subscription fee and services are billed on a monthly basis, while prepaid service customers buy cards at prices, which vary according to the number of minutes to be utilized. Such cards are valid for a predetermined period after the installation.

In Brazil, mobile services are offered under the “caller pays” system, whereby subscribers only pay for the calls they make, except for roaming fees if receiving calls outside its service area.

Tariffs vary according to the service plan and call origin, destination and duration. The minimum billing unit is 30 seconds, even when the call lasts less than 30 seconds. After the first 30 seconds, customers are billed for every additional 6 seconds. Under Oi postpaid plans, subscribers pay subscription fees in addition to the utilization tariffs.

Oi also earns revenues from roaming agreements with other national and international mobile telecommunication providers.

Oi’s revenues can be broken-down as follows:

(i)	Monthly subscription fees and originating calls

Contains the service tariffs based on the number and duration of local and national long-distance calls, as well as revenues from subscription to postpaid plans.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(ii)	Sales of mobile handsets and accessories

This refers to the sale of mobile telephone handsets, sim-cards (cards containing customers’ information) and other accessories.

(iii)	National and international roaming

Refers to revenues from roaming agreements with other providers of national and international mobile telecommunication services. If a subscriber of another mobile telecommunication provider originates a call in Region I, such other provider pays a contractual rate to Oi, and vice versa. If the Oi subscriber originates calls outside the Company’s region, the rate which Oi pays to the other provider is charged to the subscriber.

(iv)	Additional services

Refer substantially to services of infrastructure sharing and other value added services, such as sending text messages.

(c)	Remuneration for the use of the fixed-line network

The Company maintains interconnection and voice traffic contracts with providers of fixed-line, mobile and special telecommunication services. Telecommunications providers are obligated to provide interconnection services without discrimination. Although subject to some regulation requirements, the terms of the interconnection contracts are freely negotiated between the parties but subject to review and confirmation by Anatel. If the parties cannot reach an agreement, Anatel, at the request of one of them, determines the terms of the contract. If Anatel does not approve any of the agreement provisions, it can request alterations as a condition for ratification.

The use of the Company’s network is mainly related to competition in the long-distance market. The Company’s main clients for these services are long-distance providers, which utilize the network to offer this type of service, paying different tariffs for it depending on the type of network utilized, whether local or long-distance. Every time when the Company gains market share from its long-distance competitors, the Company’s revenues from long-distance service increase, while network usage revenues decrease, although the net result is positive, due to the difference in rates between the two types of service.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(d)	Remuneration for the use of the mobile network

Oi’s mobile network is directly interconnected to the national and international long-distance fixed-line networks of all companies operating in Region I and all providers of mobile telecommunications of bands A, B and E in Region I, and band D in Regions II and III, therefore offering customers automatic access to roaming services when travelling in areas in Brazil were mobile telephone services are available, utilizing GSM (Global System Mobile) technology. The revenue growth is mainly due to the growth in the prepaid service subscribers base, which historically receives a higher volume of incoming calls, corresponding to interconnection rates charged when clients of fixed-line or other mobile service providers utilize Oi’s network to complete a call to the Company’s customers in Region I.

With the migration of the main part of the mobile service providers to the Serviço Móvel Pessoal - SMP (“Personal mobile service system”), in July 2003, whereby the clients select the long-distance selection code “31” of the long-distance service provider, a change in the remuneration system for the mobile network occurred. Under this new methodology, the compensation criteria between the mobile service providers became effective, if the traffic between the two providers is between 45% and 55% of the total traffic, reducing on one hand, revenues of the service, and on the other hand, interconnection costs.

(e)	Data transmission services

The Company provides to its corporate clients several personalized high-speed data transmission services. The data transmission services include the interconnection between local area networks with data transmission speeds of 34Mbps and 155 Mbps, video-conference, video/image transmission, multi-media applications and dedicated and dial-up internet access through internet providers, as well as private network services which enable its clients to choose networks like intranet and extranet. The Company also provides dedicated line services, leasing these lines to other operators, internet providers and corporate clients. Other telephone operators, especially mobile, lease from the Company trunk lines for use in their independent networks (EILD).

Data transmission services are rendered utilizing the Company’s regional data transmission network and multiple service network platform and Pegasus’ national radio and fiber optic network.

The Company renders broadband internet access services using ISDN and ADSL technology in the main municipalities of Region I. ISDN lines for residential customers are offered as from January 2000, and ADSL subscriptions for small and mid-size companies as from April 2001. Over the past few years, the Company has given special emphasis to providing the ADSL service, named “Velox”, which started in 2003 as a mechanism for internet access in the residential segment.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The ADSL technology enables the high-speed transmission of data and voice via only one pair of copper lines in the access network. As the voice transmission over telephone lines utilizes only one of many possible band frequencies, the remaining bands can be used for data transmission. An ADSL modem is installed in the customer’s conventional line, which is connected to a DSLAM (“Digital Subscriber Line Access Multiplexer”) at the telephone station. Customers can simultaneously use the telephone line and the internet and pay a subscription fee for the use of the modem, as well as a fixed monthly subscription fee, irrespective of the length of their connections to the internet.

Data transmission tariffs are defined exclusively in function of competition and are not regulated by Anatel.

(f)	Rate and tariff adjustments (indexes unaudited)

Telecommunication service rates are subject to comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a basket of local, long-distance services. The interconnection tariffs are also adjusted annually.

On June 27, 2003, Anatel authorized the readjustment of the tariffs for local and long-distance services, based on the variation of the “Índice Geral de Preços — Disponibilidade Interna - IGP-DI”(General price index — domestic availability) according to the concession contract. The approved readjustment would be, on average, 28.75% (local services), 24.85% (national long-distance) and 10.54% (international long-distance). Such adjustments gave rise to a great number of judicial claims.

The increase in tariffs was authorized by Anatel, and applied by all regulated telephone service providers but caused a large amount of lawsuits, questioning the approved readjustment index. The judge of the “2° Vara da Justiça Federal do Ceará” (second federal court of justice of the state of Ceará) decided, via an injunction, on July 3, 2003, that until the judgment of the cause, the readjustment to be applied would be based on the “Índice de Preços ao Consumidor — Ampliado - IPC-A” (amplified consumer price index), accumulated for the last 12 months up to May 2003 (17.24%). During this period the difference between the IGP-DI and IPC-A was approximately 12.81%. On July 12, 2003, the Company was obligated to readjust the tariffs according to the IPCA, retroactively as from June 29, 2003.

The Company appealed against the new decision and on July 1, 2004 the Supreme Court of Justice (STJ) reaffirmed the validity and effect of the Concession Contract clauses signed, which determine that the adjustment index is IGP-DI.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

On July 12, 2004, fixed-line telecommunications companies reached an agreement with the Ministry of Communications in order to increase the tariffs by the 2003 index difference in two installments. Under this agreement, our services were adjusted by 4.37% in September and 4.19% in November 2004.

On February 12, 2004, the Company adjusted the tariffs of fixed-line to mobile services (VC1, VC2 and VC3) by 6.99% on average.

On June 30, 2004, Anatel authorized the following tariff adjustments:

Installation fee: -19.00% Subscription fee, local pulse and public telephony credits: 7.43% LD basket: 3.20% TU-RL: -10.47% TU-RIU: 3.20%

These adjustments are effective July 2, 2004. Some civil claims have already been filed against them. The “Superior Tribunal de Justiça” -“STJ” (Supreme Court of Justice) determined that the new claims must also be distributed to the 2[a] Vara Federal do Distrito Federal (in charge of all other claims on the 2003 adjustment). A final decision on the matter, whether to stay or cancel the new adjustment, is still pending.

In April 2004, Oi adjusted tariffs for the standard plan on average by 6% (postpaid) and 4% (prepaid). These tariffs can be adjusted every 12 months, at Oi’s request, as long as reviewed and confirmed by Anatel.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

3	Cost of Services Rendered, Goods Sold and Operating Expenses

	2004
	Cost of
	services		General
	rendered and		and
	goods sold	Sales	administrative	Total
Depreciation (i)	2,974,415	61,821	197,436	3,233,672
Interconnection (ii)	2,516,535			2,516,535
Personnel	679,258	199,070	220,344	1,098,672
Cost of handsets and accessories (iii)	932,153			932,153
Network maintenance	879,888			879,888
Provision for doubtful accounts		564,302		564,302
Rental and insurance (iv)	450,988	5,058	88,099	544,145
Sales commissions (v)		367,611		367,611
Other third party services	84,585	130,936	142,243	357,764
Postage and billing costs		267,485		267,485
Advertising (vi)		251,846		251,846
Materials (vii)	154,925	32,530	9,369	196,824
Electricity	174,952	5,832	13,607	194,391
Consultancy and legal counseling	13,557	17,442	148,943	179,942
Data processing	12,862	3,044	117,168	133,074
Cost of materials for resale	92,576			92,576
Third party print and clearing services		47,092		47,092
Other costs and expenses (ix)	159,753	28,188	12,511	200,452

Total	9,126,447	1,982,257	949,720	12,058,424

	2003
	Cost of
	services		General
	rendered and		and
	goods sold	Sales	administrative	Total
Depreciation (i)	3,197,976	62,241	186,016	3,446,233
Interconnection (ii)	2,531,073			2,531,073
Personnel	512,073	204,544	198,153	914,770
Cost of handsets and accessories (iii)	740,918			740,918
Network maintenance	789,422			789,422
Provision for doubtful accounts		597,598		597,598
Rental and insurance (iv)	399,215	7,305	52,959	459,479
Sales commissions (v)		235,035		235,035
Other third party services	74,292	108,452	105,413	288,157
Postage and billing costs		225,938		225,938
Advertising (vi)		200,227		200,227
Materials (vii)	96,776	17,554	5,621	119,951
Electricity	139,323	4,933	10,855	155,111
Consultancy and legal counseling	6,958	19,423	174,673	201,054
Data processing	11,112	3,702	80,649	95,463
Cost of materials for resale	76,782			76,782
Third party print and clearing services		36,264		36,264
Management fee (viii)			25,430	25,430
Other costs and expenses (ix)	108,622	15,401	15,543	139,566

Total	8,684,542	1,738,617	855,312	11,278,471

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2002
	Cost of
	services		General
	rendered and		and
	goods sold	Sales	administrative	Total
Depreciation (i)	3,406,020	63,738	177,677	3,647,435
Interconnection (ii)	2,369,158			2,369,158
Personnel	440,373	172,902	187,899	801,174
Cost of handsets and accessories (iii)	414,748			414,748
Network maintenance	736,637		1,075	737,712
Provision for doubtful accounts		616,038		616,038
Rental and insurance (iv)	390,618	4,778	55,911	451,307
Sales commissions (v)		73,355		73,355
Other third party services	71,691	53,438	100,734	225,863
Postage and billing costs		213,741		213,741
Advertising (vi)		172,560		172,560
Materials (vii)	174,612	9,283	13,778	197,673
Electricity	112,495	3,665	8,610	124,770
Consultancy and legal counseling	7,085	6,091	145,919	159,095
Data processing	2,796	6,618	52,032	61,446
Cost of materials for resale	39,484			39,484
Third party print and clearing services		24,827	1,710	26,537
Management fee (viii)			57,708	57,708
Other costs and expenses (ix)	35,228	8,218	33,678	77,124

Total	8,200,945	1,429,252	836,731	10,466,928

(i)	Depreciation costs of switching and transmission equipment reduced due to the increase in the volume of totally depreciated equipment as from 2003. The useful lives of most equipment were adjusted from ten to five years at the beginning of 1999.

(ii)	Interconnection costs refer essentially to rates charged by the other mobile operators for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3). In spite of the average 7.18% increase in tariffs authorized by Anatel in February 2004, interconnection costs did not significantly change due to the reducing traffic. Such decrease in traffic is mainly attributable to the increased number of wireless subscribers, driving the growth in mobile to mobile calls.

(iii)	This refers to the cost of selling mobile hand sets, sim cards (chips with the user’s accounts) and other Oi accessories.

(iv)	Rental and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right-of-way and for dedicated lines from other telephone providers, as well as areas for the installation of towers for the mobile services.

The Company rents telecommunication equipment and lines from/to fixed-line and mobile operators and other private companies in order to enable the completion of calls (dedicated circuits, cable connections, satellites, posts, right-of-way and physical space), as well as to provide data transmission under a number of operating agreements expiring at different dates.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

The Company has contracts with IBM Brasil Leasing Arrendamento Mercantil S.A., Fináustria Arrendamento Mercantil, Itauleasing and Hewlett Packard for leasing computer equipment. In 2004, expenses with these contracts totaled R$ 44,926 (2003 — R$ 24,365 and in 2002 — R$ 16,112), being classified as “Rental and insurance” (Note 15).

(v)	Sales commissions substantially relate to costs incurred by TNL.Acesso with internet access providers. These expenses grew mainly due to increased use of such services.

(vi)	Advertising expenses rose as a result of marketing campaigns implemented by the Company, in particular with respect to Velox and the use of our selection code “31” on calls made from mobile lines (SMP). Oi has also increased such expenses to consolidate its brand, by sponsoring of, and merchandising at, a number of sports and fashion events, as well as nationwide TV shows.

(vii)	Materials refer substantially to materials used in the network maintenance without increasing the useful life of assets, in addition to fuel and lubricant costs.

(viii)	At the Extraordinary General Meeting held on November 30, 1999, shareholders approved a management and administrative services agreement between the Company and Telemar Participações, establishing an administration fee, as permitted in the Concession Agreements. Such contract was in force until December 31, 2003 and was not renewed. The remuneration was based on a percentage of net revenues, as follows: 0.5% in 2002, and 0.2% in 2003.

(ix)	This relates primarily to the FISTEL fee on the installation of lines and network equipment maintenance, indemnities, donations and fines. The increase in 2004 is mainly due to the increase in FISTEL fee due to the expansion in both customer base and Oi’s network.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

4	Interest Income (Expense)

	2004	2003	2002
Interest income
Interest on marketable securities (i)	497,031	351,795	217,285
Interest on receipts of overdue bills (Note 9)	142,418	104,622	80,407
Interest on other assets (substantially, recovered taxes)	58,569	121,354	42,150
Financial discounts obtained (ii)	51,907	28,329
Amortization of option premiums (vi)			1,577
Other	25,882	169	43,051

	775,807	606,269	384,470

Interest expenses
Derivative results (iii)	(1,100,571)	(2,417,377)	1,675,399
Interest on loans payable to third parties	(608,271)	(633,193)	(578,674)
Monetary/exchange variations on loans payable to third parties (iii)	453,046	1,427,678	(2,510,469)
Monetary restatement of provisions for contingencies (iv)	(296,368)	(277,536)	(196,039)
Bank charges, including CPMF	(250,674)	(243,366)	(205,600)
Interest on own-capital (v)	(242,814)	(629,259)	(668,365)
Reversal of interest on own-capital (v)	242,814	629,259	668,365
Interest on debentures (Note 24)	(188,582)	(277,419)	(245,473)
PIS, COFINS and IOF on financial income	(130,002)	(133,231)	(239,348)
Interest on refinanced taxes — REFIS (Note 22)	(82,809)	(111,876)
Monetary restatement of interest on own-capital/ dividends proposed	(24,023)	(8,223)
Amortization of option premiums (vi)		(3,290)	(73,182)
Interest and monetary variations on other liabilities	(46,547)	(3,783)
Other	(142,272)	(102,960)	(35,230)

	(2,417,073)	(2,784,576)	(2,408,616)

Total	(1,641,266)	(2,178,307)	(2,024,146)

(i)	Basically represents interest on financial investments in Bank Deposit Certificates “CDB — Certificado de Depósito Bancário”, repurchase operations and investment funds in local currency (Note 8).

(ii)	In 2003, it refers mainly to a discount obtained by the Company for early settlement, in January 2003, of an amount owed by Pegasus to Alcatel Telecomunicações S.A. In 2004, it refers mainly to rebates obtained on early payments to suppliers, as well as the acquisition of tax credits with discounts.

(iii)	In 2004, the real appreciated 8.1% against the U.S. dollar (2003 — 18.2%). Swap transactions are charged to income using the accrual method, thus reducing or increasing financial expenses arising from exchange variations. Losses on option transactions are recognized on a cash basis and gains are conservatively recognized upon contract maturity. In 2003, all option transactions were totally closed (for more details on derivative transactions, Note 26).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iv)	Monetary restatement of provisions for contingencies of the amounts to be actually paid in the event of loss and/or settlement is stated as “Interest expenses”. Such procedure applies primarily to tax assessments and proceedings, since provisions for most civil and labor claims are estimated.

(v)	Considering the tax benefit introduced by Law N° 9,249/95, the Company recorded in 2004, 2003 and 2002 interest on own-capital. Pursuant to the law, such interest was accounted for as “Interest expenses” and reversed to “Retained earnings”, being, in essence, distribution of profits. In order not to distort financial indices and enable the comparability between years, the reversals are presented under the same groups of financial income and expenses.

As in 2003, the Company and its parent company Telemar Participações obtained in 2004 a favorable judicial decision to avoid the withholding of income tax on interest on own-capital, based on the argument that both companies have tax credits not utilized, and that there is no reason to justify such retention if there is no income tax payable.

(vi)	Income and expenses from premiums on options are taken to income during the term of the related contracts (Note 26(b)).

5	Other Operating Expenses, Net

	2004	2003	2002
Agreement with Embratel (i)	54,848
Recovery of expenses with SISTEL (ii)			153,233
Amortization of goodwill — CVM 349 (iii)	(451,878)	(492,958)	(492,958)
Realization of provision for goodwill — CVM 349 (iii)	298,239	325,353	325,353
Amortization of negative goodwill on acquisition of AIX	28,149
Amortization of Pegasus goodwill	(75,062)	(75,062)	(6,196)
Amortization of deferred charges (Note 17)	(68,181)	(68,226)	(41,872)
Equity accounting adjustment	119,046	74,606	(18,600)
Taxes (iv)	(326,301)	(301,957)	(188,907)
Fines (v)	(30,714)	(66,304)	(23,265)
Fines for late payment (Note 9)	164,868	140,205	118,103
Provisions for contingencies (vi)	(990,374)	(294,051)	(149,900)
Reversal of provision for contingencies	376,833	143,711	132,172
Recovered expenses (vii)	251,866	295,238	132,505
Rental of infrastructure (viii)	108,551	94,471	62,685
Bonuses/ rebates obtained (ix)	42,110	96,536	1,319
Technical and administrative services	58,737	56,665	64,015
Employees’ profit sharing (x)	(110,885)	(118,389)	(130,893)
Other, net	(85,209)	(41,727)	(3,175)

Total	(635,357)	(231,889)	(66,381)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i)	As discussed in Note 9, on November 30, 2004 an agreement was reached with Embratel whereby all administrative and legal proceedings between the parties were extinguished. As a result, the Company recognized R$ 54,848 relating to the favorable outcome of several claims.

(ii)	During the first half of 2002, the Company received and recorded R$ 153,233 (recovery of expenses) with respect to excess funds from “Fundação Sistel de Seguridade Social” — “SISTEL” (pension fund), as a result of the reversal of part of SISTEL’s provisions for tax contingencies under the defined contribution benefit plan, arising from the amnesty of legal fines as a result of SISTEL’s adherence to the Special Taxation Regime, as permitted by Provisional Measure N° 2222, of December 4, 2001 (Note 27(a)).

(iii)	Refers to the amortization of the goodwill on the downstream merger described in Note 1(d). The tax benefit of the amortization is passed on to Telemar Participações via the issue of shares in the following year. It also includes the realization of the provision to reduce the goodwill to the amount of tax benefits to be earned (Note 1(d)).

(iv)	During the years ended December 31, 2004, 2003 and 2002, subsidiaries Telemar, Oi and Pegasus recorded R$ 191,486, R$ 170,442 and R$ 198,687, respectively, with respect to expenses with “FUST — Fundo de Universalização de Serviços de Telecomunicações” (Fund for Universal Telecommunication Services) and “FUNTTEL — Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras” (Fund for the Development of Brazilian Telecommunication Technologies).

Up to February 29, 2004, such contributions corresponded to 1.5% of gross operating revenues from telecommunication services, net of EILD and interconnection revenues, as well as ICMS, PIS and COFINS. Effective March 2004, Anatel altered the FUST calculation basis, applicable retroactively. EILD and interconnection revenues should not be excluded and the related costs deducted from this basis. However, the new Anatel interpretation includes the FUST credit on costs relating to EILD and interconnection services.

The Company requested authorization from Anatel to offset the payments made in excess since January 2001, totaling
R$ 24,530 after monetary restatement. Considering that costs of fixed-line telecommunications companies are higher than those of wireless companies, the impact of this change on the calculation basis was equal to R$ 17,106 positive and
R$ 5,158 negative for Telemar and Oi, respectively, included in “Taxes” and “Recovered expenses”. The monetary restatement of the credit amounted to R$ 12,582.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

As of March 2004, subsidiaries Telemar, Oi and Pegasus have provided for the difference between amounts payable to FUNTTEL, determined according to the criteria set forth in Law N° 10,052 of November 28, 2000, and the new calculation methodology applicable to FUST. Management understands that the FUNTTEL fee should be determined and paid on the same criteria as FUST, considering the nature and similarity of both contributions. However, this view is yet to be ratified by Anatel (See probable contingencies — tax in Note 23).

Furthermore, for consolidation purposes, the amounts of taxes (ISS, ICMS, PIS and COFINS) on intercompany expenses eliminated on consolidation, totaling R$ 81,010, R$ 59,922 and R$ 24,514 in 2004, 2003 and 2002, respectively, were reclassified to this line item.

Up to December 31, 2003, tax credits and expenses arising from taxes and contributions on operating profits were accounted for by segregating the principal amounts, fines and interest, where principal amounts and fines were classified as “Other operating expenses, net, and interest as “Financial income” or “Financial expenses”, as applicable.

The Company now recognizes its total amounts, as “Other operating expenses, net. For comparison purposes, financial results were decreased by R$ 72,806 and “taxes” and “recovered expenses” were increased and decreased, respectively, by R$ 21,334 and R$ 94,104.

(v)	Due to the adherence to the REFIS program, default fines in the total amount of R$ 36,650 were recognized in 2003. Besides this, Anatel assessed the Company due to non-compliance of customers’ attending outlets, totaling R$ 9,435,
R$ 17,831 and R$ 13,251 in 2004, 2003 and 2002, respectively. Management reopened outlets to attend customers to avoid new assessments.

(vi)	The main variations that occurred in the expenses with contingencies in 2004 refer to labor and civil claims. For details about changes in provisions for contingencies see Note 23.

Provisions in connection with the challenging of PIS/COFINS, ICMS — “Convênio 69/98”, rental of IP gates, INCRA, FUNTTEL, CPMF, IOF and income tax and social contribution are recorded in the related income statement accounts, as shown below:

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2004	2003	2002
Deductions from gross revenues:
ICMS Agreement 69/98 - additional services	5,628	(10,613)	(20,270)
Rental of IP gates	(22,460)	(4,264)
COFINS rate increase		(132,051)	(127,409)

Personnel expenses:
INCRA	(785)
FGTS			(1,478)
SAT offset			(13,398)

Other operating expenses:
FUNTTEL	(4,799)
PIS/COFINS — base increase		(3,319)	(27,092)
ICMS credit on electriticity	(3,557)

Financial expenses:
PIS/COFINS — base increase		(8,339)	(28,726)
CPMF		(67,749)	(94,043)
IOF		(37,404)	(101,075)
Monetary restatement of provisions	(107,304)	(184,758)	(122,260)

Income tax and social contribution		8,214	7,003

	(133,277)	(440,283)	(528,748)

The monetary restatement of provisions is recorded as “Financial expenses” (Note 4 (iv)).

(vii)	Recovered expenses comprise mainly the recovery of PIS, COFINS, FUST and FUNTELL credits overpaid in previous years, totaling R$ 65,343 and R$ 196,475 in 2004 and 2003, respectively.

Additionally, the Company recovered R$ 76,140, R$ 84,555 and R$ 24,850 in 2004, 2003 and 2002, respectively, relating to the reversal of the provision for ICMS-Agreement 69/98 charged to inactive and delinquent subscribers, as disclosed in Note 23, and R$ 18,732 relating to the renegotiation of debts with suppliers.

(viii)	This refers to rental charged to wireless telecommunications suppliers for the use of Telemar and Oi buildings and infrastructure and the installation of radio base stations (ERB’s). The growth in the other operating revenues line is related to the expansion in the wireless network in Region I.

(ix)	Refers to rebates granted by suppliers of Oi handsets according to the terms of the agreements, as a result of the compliance with mobile purchase volume conditions. The decrease from 2003 is basically due to the change in criteria adopted by suppliers, who replaced handsets granted as bonuses for discounts in the invoices.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(x)	As discussed in Note 27(b), the Company classified expenses with “Employees’ profit sharing” as aseparate line in the statement of income for the year, whereas as of 2004 such amounts are recorded as “Other operating expenses”, mainly to conform with the market’s best practices.

6	Non-operating Income (Expenses), Net

	2004	2003	2002
Unexercised BCP option (i)		101,094
Provision for loss on discontinued and leased assets (ii)	(90,347)	(81,998)
Loss of obsolete materials for construction (iii)	(26,473)	(8,843)
Provision for adjustment to fair value (iv)		(37,063)
Write-off of deferred assets of discontinued businesses (v)		(27,247)
Equity in earnings of affiliates (vi)	(7,347)	22,182	15,004
Gain (loss) on disposal of permanent assets (vii)	(6,436)	9,496	22,471
Provision for losses on tax incentive investments (viii)	(6,180)	(46,364)
Other non operating income (expenses), net	210	183	(9,027)

	(136,573)	(68,560)	28,448

(i)	On August 26, 2003, the Company entered into an agreement with América Móvil S.A. to take part in the acquisition of the capital of BCP S.A.. América Móvil S.A. completed the purchase of BCP on October 31, 2003. As previously agreed, the Company had the right to receive the equivalent of US$ 35 million for not having exercised its acquisition option. The Company recorded R$ 101,094 in its financial statements for that year as a contra entry to “Credits receivable” (Note 10). This transaction was financially settled on May 18, 2004, for the total amount of R$ 107,530.

(ii)	Due to the excess of competitiveness and the capacity of the competitors in the Internet Data Center — IDC segment, as well as consolidation of this market in large technology players, management decided to transfer these activities developed by TNext, to Hewlett Packard (HP). On June 30, 2003, the Company entered into an agreement whereby it transferred to Hewlett Packard (HP) approximately R$ 7,350 in hardware, software and equipment at book value. A lease agreement was signed on the same date, effective as from December 2003, for another R$81,998 in assets with an option for HP to buy these assets for R$ 3 million, to be exercised in 36 months. In order to reflect this purchase option in its books, in July 2003, the Company recorded a provision for loss on such assets, for the same amount.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

In 2004, based on an appraisal report prepared by independent experts, the Company recorded a provision for adjustment to fair value of a property for sale, in the total amount of R$ 36,375 (Note 10(iv)). Also in December 2004, the Board of Directors of AIX approved a fair value appraisal of the operation of Barramar S.A. ducts (Note 10(i)). As a result, an additional provision was recorded for losses on such assets, in the amount of R$ 107,944, while the consolidated statements show the portion corresponding to the Company’s 50% interest in AIX .

(iii)	This amount refers to loss on materials for construction due to technological obsolescence.

(iv)	In 2003, a provision for the adjustment of fiber optic cable inventories to replacement value was recorded in the amount of R$ 37,063. Such replacement value was calculated based on price quotations.

(v)	As the Company put up for sale the IDC — Internet Data Center activity carried out by TNext, and centralized HiCorp’s activities, the deferred assets related to these business segments were written-off to income in 2003 (see Note 17 for the composition of deferred charges).

(vi)	Parent Company recognizes as non operating results the gains and losses from the equity method accounting arising from changes in participation percentages in capital shares of investees.

(vii)	On December 31, 2002, the Company entered into an agreement with Hispamar Satélites S.A., providing the right to utilize our satellite band obtained free of charge with the Concession Agreement. The assignment price of this band was established by an independent appraiser at R$28,659. In December 2002, the Company obtained a minor stake in Hispamar Ltda. and sold its right to use the satellite band for that price, to be received monetarily restated within five years. The Company is negotiating to convert this credit to share participation, which we estimate will not exceed 20% of total shares.

(viii)	In 2003, after concluding a data inventory with financial institutions, a provision for losses on tax incentive investments of “Fundo de Investimentos do Nordeste”-“FINOR” (Northeast tax incentive investment fund) was increased by R$46,364, considering the low expectation of recoverability of these assets.

In 2004, as the Company’s management does not expect to realize the “Fundo de Recuperação Econômica do Estado do Espírito Santo”-“FUNRES” (tax incentive investment fund of the State of Espírito Santo), these amounts were written off.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

7	Income Tax and Social Contribution

The following is a reconciliation of the amount calculated by applying the combined statutory tax rate to the reported income (loss) before income taxes and the reported income tax benefit:

	2004	2003	2002

Income (loss) before income taxes and minority interests	1,370,090	245,577	(655,054)

Income tax and social contribution at combined rate (34%)	(465,831)	(83,496)	222,718

Adjustments to determine the effective rate:
Unrecognized tax credits (Note 12)	(171,101)	(71,656)	(185,273)
Realization of the provision for the down-stream merger goodwill (i)	101,401	110,619	110,619
Tax benefit on interest on own-capital (ii)	82,557	213,948	227,244
Permanent effect on non-taxable equity accounting adjustments (iii)	37,978	32,908	(1,223)
Tax effect on the realization of negative goodwill (iv)	(37,786)
Tax effects on permanent differences (v)	(23,643)	(74,932)	(10,037)
Tax credits from prior periods REFIS debits, net	21,561	(23,353)
Offset of tax on net income — ILL (vi)			16,003
Other	8,335	8,582	(8,739)

Income tax and social contribution benefit (provision) (vii)	(446,529)	112,620	371,312

Effective tax rate	32.59%	-45.86%	56.68%

(i)	Pursuant to CVM Instruction N° 349/01, the Company recorded a provision for the reduction of the downstream merger goodwill in the amount of the tax benefit to be generated. However, the realization of this provision (Note 5) is not taxable, and as it is part of net income (loss) before taxes, it is excluded when determining taxes.

(ii)	Brazilian companies are permitted to propose and pay a tax-deductible interest on own-capital, which is treated as a dividend and distributed in a manner similar to a dividend. For financial reporting purposes, interest on own-capital is recorded as a deduction from unappropriated earnings, payable by the Company on behalf of the shareholders. However, the tax benefit remains in the income statement.

(iii)	There is no income tax incidence on equity method accounting since those results were already taxed at the investees.

(iv)	The Company maintains part of a deferred income tax liability related to a negative goodwill fully amortized in 2001, since for tax purposes a negative goodwill is only taxable when the investment is disposed of or extinguished.

With the transfer of 100% of Telemar’s preferred shares to Telemar Telecomunicações, a portion of the negative goodwill was realized and taxed.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(v)	This refers to non deductible fines, donations, gifts and sponsorships.

(vi)	Considering Supreme Court rulings on the unconstitutionality of this tax, in the second half of 2000 the Company offset the payment of other federal taxes with this tax credit. Based on administrative proceedings and the opinion of outside counsel, the Company reversed the main portion of the provision during 2002, while maintaining a provision for the possible challenging of the criteria for the restatement of tax credits (Note 23).

Income tax and social contribution benefits (expenses) for the year comprise the following:

	2004	2003	2002
Previous years (i)
Income tax	36,014	(46,753)	8,109
Social contribution	11,037	(8,062)	11,775

	47,051	(54,815)	19,884

Current
Income tax for the year	(356,035)	(78,610)	(55,632)
Social contribution for the year	(124,607)	(19,197)	(19,928)

	(480,642)	(97,807)	(75,560)

Deferred
Income tax on temporary differences	152,613	15,415	12,170
Social contribution on temporary differences	55,068	(1,783)	13,931
Income tax on tax loss carryforwards (ii)	(165,052)	183,916	299,146
Social contribution on tax loss carryforwards (ii)	(55,567)	67,694	101,741

	(12,938)	265,242	426,988

Total	(446,529)	112,620	371,312

(i)	The 2004 benefit includes the reversal of a portion of income tax and social contribution debts included in the REFIS program, totaling R$ 19,596, in addition to a R$ 1,965 fine, which in the reconciliation of the determination of such taxes at nominal rates is recorded as “Tax credits from prior periods REFIS debits, net”.

In 2003, this refers basically to the net result of: (a) recovery of income tax and social contribution unduly paid in excess in previous years, in the amount of R$ 60,422. and (b) income tax and social contribution debts included in the REFIS program, totaling R$ 83,775.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(ii)	According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% of this income. However, the Company holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards determined in 1998 and prior years, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$ 128,070 (2003 — R$ 74,089) — Note 23. At December 31, 2004, tax credits on tax loss carryforwards for that period totaled R$ 41,606 (2003 — R$ 138,437). Tax credits at December 31, 2003, as described in Note 12 include R$ 117,146 relating to 1998 and prior years.

8	Cash and Cash Equivalents

	2004	2003
Cash and bank accounts	68,954	85,315
Financial investments:
Certificate of deposits (i)	2,093,491	1,961,273
Repurchase operations (i)	335,185	296,234
Investment funds (ii)	2,692,392	1,500,430
Remunerated deposits	46,834	482,261
Government securities (iii)	235,496

	5,472,352	4,325,513

(i)	Short-term investments in “Certificados de Depósitos Bancários-CDB” (bank deposit certificates, securities with fixed interest rates and without risk) and repurchase operations with debentures are indexed to “Certificado de Depósitos Interbancários-CDI” (interbank deposit certificates) rates, with immediate liquidity and an average yield of 16.8% per annum in 2004 (23.7% p.a. in 2003).

(ii)	Investment funds have immediate liquidity. Of these funds, R$ 1,138,193 (2003 — R$ 1,209,890) are held in foreign investment funds, whose portfolio is mainly comprised of U.S. government securities and private securities issued by financial institutions, with an average yield of 1.7% p.a. (2003 — 2.2% p.a.), increased by foreign exchange rate variation. The remaining part is composed of Brazilian investment funds indexed to the variation of federal government securities, with an average yield of 16.4% p.a. (2003 — 21.0% p.a.), totaling R$ 1,554,199 (2003 — R$ 290,540).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	Investments in government securities such as “LFT — Letras Financeiras do Tesouro” (financial treasury notes), with immediate liquidity and average post-fixed return of 101.7% of the CDI variation, equal to 16.5% per annum.

Management of investment portfolios is the responsibility of the funds.

9	Accounts Receivable

	2004	2003
Services billed	2,797,351	2,764,045
Services measured but not yet billed	971,333	965,056
Mobile handsets and accessories sold	209,089	143,888
Provision for doubtful accounts	(347,704)	(339,510)

	3,630,069	3,533,479

The aging-list of accounts receivable is as follows:

	2004	%	2003	%
Not yet due	1,295,917	32.6	1,090,126	28.1
Not yet billed	971,333	24.4	965,056	24.9
Receivable from other providers	553,491	13,9	452,057	11.7
Overdue up to 30 days	589,663	14.8	638,479	16.5
Overdue from 31 to 60 days	199,625	5.0	198,114	5.1
Overdue from 61 to 90 days	114,451	2.9	149,415	3.9
More than 90 days overdue	253,293	6.4	379,742	9.8

	3,977,773	100.0	3,872,989	100.0

Overdue accounts are subject to a 2% fine (recorded as “Other operating expense, net”) on the total debt and late-payment interest of 1% per month (included in “Interest income”), on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

According to regulations established by Anatel, the Company can restrict outgoing calls if the bill is overdue more than 30 days, restrict the incoming calls if the bill is overdue more than 60 days and disable the telephone line if the bill is overdue more than 90 days, if a warning is sent to the customer within 15 days. After the telephone line has been disabled, which occurs between 95 and 110 days overdue, the name of the delinquent client is reported to the credit protection agencies.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

The collection policy adopted by Oi, according to regulations established by Anatel, provides that if a bill is overdue for more than 15 days and the client does not pay or correct the situation, after having received a request for payment, the services are partially suspended, until the payment of the total amount outstanding. That policy also determines that all calls received and made are restricted when the bill is overdue for more than 30 days. The services are disabled if the bill is overdue for more than 75 days, and in that case, the name of the delinquent client is reported to the credit protection agencies until the outstanding amount has been negotiated with the client.

On November 30, 2004, the Company and Embratel signed a private extrajudicial agreement, the main purpose of which was to terminate all existing administrative and legal proceedings between the parties, with the settlement of the respective values. The total transaction net amount, restated by the IGP-DI (General Price Index — Domestic Availability) was R$301,800, payable to the Company, of which R$179,266 had already been accounted for. Accordingly, R$ 54,848 was recognized as “Other operating expense, net” (Note 5) and R$16,973 as monetary restatement in “Interest on other assets” (Note 4). As all other administrative and legal proceedings were waived, a provision for contingencies in the amount of R$ 50,713 was reversed. This provision had been recorded to cover the litigation regarding the right to revenues from fixed-line to mobile long-distance calls (Note 23).

The amounts that Embratel had deposited in court were drawn-down by the Company in December 2004, totaling R$ 187,475. The balance will be paid in six monthly consecutive installments, restated by the CDI rate. The first installment was received on December 15, 2004.

Other receivables from telecommunication providers giving rise to uncertainties were conservatively provisioned for in the statement of operations, decreasing the accounts receivable balance.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

10	Credits Receivable

	2004	2003
América Móvil S.A. (Note 6(i))		101,094
Credits receivable — Barramar S.A. (i)	76,504	137,388
Credits receivable — Hispamar Ltda. (ii)	32,425	31,000
Credits receivable — Orbitall (iii)	7,020
Assets for sale (iv)	17,211	68,203
Other receivables		1,079

	133,160	338,764

Short-term		101,094
Long-term	133,160	237,670

(i)	The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at the joint-venture AIX, which may be utilized in the acquisition of the permanent assets of Barramar S.A. As Barramar S.A. had its bankrupcy declared by the 5[a] Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo (6th Private Law Panel of the State of São Paulo Tribunal of Justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 6, in December 2004, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, based on the estimated future profitability of the Refibra Consortium.

(ii)	In November 2001, the Company signed an association contract with Hispamar Ltda. to reduce the costs to reach the Northern part of the country, specially transponders rented from Embratel. Approximately 300 municipalities in this region are attended by small satellite stations and another 500 small towns have coverage by public telephone satellite stations. On December 31, 2002, the Company signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., to expand the business related to the services of transmission of data and Internet access, via a satellite launched on August 4, 2004. The transfer price of the Company’s right of exploration was set at R$ 28,659 based on the report of an independent specialized company, and is restated by the IPC (Consumer price index). The Company extended the payment by Hispamar in order to convert this credit in participation of Hispamar’s share capital . This deal has been approved by the Company’s Board of Directors but the related corporate agreements are still pending. Accordingly, the Company will continue to classify such amounts as long-term receivables until they are converted into permanent investments. The Company’s management estimates that this interest will not exceed 20% of the capital of the investee.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(iii)	On April 1, 2004, after approval by the Company’s Board of Directors, TNL Contax acquired 100% of the quotas in Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (“Inovação”), whose assets and liabilities were merged into TNL Contax on July 31, 2004. As contemplated in the “Inovação” purchase and sale agreement, entered into with Orbitall, any labor suits involving events that took place before the acquisition date will be the exclusive responsibility of Orbitall. In 2004, a provision for contingencies in the amount of R$ 7,020 was recorded as a contra entry to “Credits receivable — Orbitall”, corresponding to the estimated potential risk, which was considered probable.

(iv)	This refers to the fair value of fixed assets put up for sale, basically a building under construction in Rio de Janeiro and a of land in São Paulo that was to be used in the discontinued Internet Data Center operation. As described in Note 6, the Company recorded a provision to adjust these properties to fair value in the total amount of R$ 36,375.

11	Recoverable Taxes

	2004	2003
Recoverable taxes
ICMS (value-added tax)	672,611	857,315
Income tax and social contribution recoverable	293,553	132,634
Withholding income tax	187,677	82,958
Other taxes recoverable	104,334	13,838

	1,258,175	1,086,745

Current	1,049,224	800,902
Long-term	208,951	285,843

12	Deferred Taxes

Deferred tax assets comprise the following:

	2004	2003
Tax benefit on down-stream merger goodwill CVM 349 (i)		153,638
Tax loss carryforwards and temporary differences	625,920	747,095
Allowance for tax loss carryforwards and temporary differences (ii)	(171,101)	(71,656)
Provisions for contingencies	515,549	363,187
Temporary differences, mainly provision for doubtful accounts	621,031	574,421

Total	1,591,399	1,766,685

Current	122,403	462,386
Long-term	1,468,996	1,304,299

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i)	As a result of the transaction of goodwill on the downstream merger, as mentioned in Note 1(d), an income tax and social contribution credit was recorded as a contra entry to a special goodwill reserve. These credits were fully used.

(ii)	The Company records deferred tax credits arising from temporary differences and tax loss carryforwards, if there are technical projections proving the existence of taxable profits, brought to present value, within the next ten years. These credits are recorded as current and long-term assets according to the expectation of their realization.

For those subsidiaries that do not have a past history of profitability and/or expectation of future generation of taxable income over the next ten years, at December 31, 2004, tax loss carryforwards were not totally recorded. Unrecorded credits amount to R$ 418,864 at December 31, 2004 (2003 — R$ 300,608).

Additionally, unrecorded tax credits on temporary differences amount to R$ 92,281 at December 31, 2004 (2003 — R$ 39,436).

13	Prepaid Expenses

	2004	2003
Financial charges (i)	293,116	266,794
FISTEL fee (ii)	87,252	71,627
Subsidies on mobile handsets (iii)	61,328	63,730
Insurance	15,338	16,095
Taxes and contributions	6,020	5,555
Other (iv)	28,362	24,330

	491,416	448,131

Short-term	244,046	222,821
Long-term	247,370	225,310

(i)	These financial charges and premiums, paid in advance when obtaining loans and financing, are amortized during the term of the related contracts. Such amounts refer primarily to insurance premiums and financial charges on financing from multilateral agencies Société Générale/Coface, KFW, Finnvera and NIB, in addition to Banco ABN AMRO (for comments on loans and financing, see Note 21).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

(ii)	The fee paid to the “Fundo de Fiscalização das Telecomunicações — FISTEL” (telecommunication inspection fund) is charged on the monthly number of installed mobile telephones in the course of the year (R$ 26.83 per installation) and is deferred to be amortized during the estimated twenty-four month period of client churn (retention). In addition, another FISTEL fee is paid in April, related to the annual maintenance of radio base and fixed-line and mobile switches active in the prior year, is amortized during the current year.

(iii)	This refers to the number of postpaid mobile handsets sold during the year, with a minimum subsidy of R$ 300.00. This amount is recoverable over twelve months, considering that the agreements provide for an early termination fee or migration to prepaid plans.

(iv)	This includes expenses relating to annual right-of-way contracts, circuit and equipment rentals, among others.

14	Judicial Deposits

	2004	2003
Tax	275,441	198,727
Labor	148,959	104,959
Civil	117,663	84,294

	542,063	387,980

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

15	Property, plant and equipment

	2004			2003
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate (%)
Switching equipment Telemar	11,612,654	(10,321,586)	1,291,068	2,023,652	20
Switching equipment Oi (i)	602,346	(108,849)	493,497	402,353	10
Switching equipment Pegasus (ii)	12,385	(1,961)	10,424	3,886	3 to 20
Transmission equipment Telemar	7,181,527	(5,493,348)	1,688,179	1,882,255	20
Transmission equipment Oi (i)	1,283,356	(209,772)	1,073,584	840,105	10
Transmission equipment Pegasus (ii)	131,938	(45,851)	86,087	101,691	3 to 25
Terminal equipment	2,281,224	(2,024,672)	256,552	372,179	20
Trunking (switches)	6,002,339	(4,820,252)	1,182,087	1,503,375	5 to 20
Cables (access network)	4,881,630	(2,211,187)	2,670,443	2,707,680	5 to 20
Cables and networks Pegasus (ii)	199,413	(24,324)	175,089	182,693	3 to 20
Other equipment	1,660,399	(1,100,740)	559,659	590,149	3 to 20
Underground ducting	1,955,726	(1,136,964)	818,762	836,664	4
Posts and towers	844,446	(323,388)	521,058	526,599	4 to 5
Hardware and software	1,547,041	(910,537)	636,504	610,763	20
Buildings	2,065,774	(1,237,190)	828,584	859,811	4 to 10
Land	157,386		157,386	157,553
Improvements third parties	9,596	(2,233)	7,363	8,323	10
Other assets	1,146,295	(535,211)	611,084	560,987	10 to 20
Construction in progress	606,309		606,309	557,621
Inventories for expansion	96,468		96,468	171,914

	44,278,252	(30,508,065)	13,770,187	14,900,253

The Company’s main buildings are offices, retail shops and customer service locations in the 16 states of Region I, and the network infrastructure is present all over this Region. Currently the Company has 5,834 properties, of which 94.8% are operating facilities. Some properties are rented from third parties (495 units) and to third parties (373 units, of which 24 buildings fully occupied and 349 rooms/stores). The network comprises transmission equipment (including external network and trunk lines), switching equipment and radio base stations. The switching stations include local cellular transfer stations, which connect local stations with long-distance transmission installations, as well as parallel stations that connect local stations between themselves (unaudited numbers).

(i)	The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is consistent with the practices followed by the wireless telecommunications sector.

(ii)	Pegasus considers the useful life indicated in a valuation report for certain classes of plant, property and equipment items (machinery, devices and equipment, leasehold improvements, cables and networks) prepared by an outside expert.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Additional information:

Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value

According to Clause 21.1 of the Concession Agreements, all assets of to the fixed-line public switched telephone network and which are indispensable to provide the services described in these contracts, are considered reversible assets and comprise the concession’s assets. These assets revert automatically to Anatel at the end of the concession due to expiration or termination. At December 31, 2004, the remaining balance of the reversible assets is estimated at R$ 8,475,253 (2003 - R$ 10,150,681), comprising assets and constructionin-progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes through better analyses and on further internal reviews and Anatel definitions (unaudited amounts).

As disclosed in Note 21, Oi has equipment under guarantee by means of pledge.

The Company maintains several commercial leasing agreements for IT equipment, the amounts of which are taken to income over the term of the agreements (see “Rentals and insurance” in Note 3), as management does not intend to purchase such equipment upon termination of the related agreements. Should such transactions be recorded as property, plant and equipment as a contra entry to accounts payable, the agreement amounts can be summarized as follows:

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Inception		Number of	Assets balance		Liability balances		Expenses for the year
Lessor	date	Maturity	installments	2004	2003	2004	2003	2004	2003
IBM Leasing	01/15/04	01/15/07	36	38,486		32,726		15,514
IBM Leasing	05/03/00	12/03/06	67	28,583	39,033	25,996	39,364	18,397	13,130
Fináustria (i)	01/21/03	01/21/06	16	7,906	10,696	7,298	11,679	4,705	2,606
IBM Leasing	03/28/02	02/28/06	47	5,704	8,059	3,297	7,332	5,503	6,180
IBM Leasing	12/30/01	12/01/03	24	5,361	8,042				2,095
IBM Leasing (ii)	10/25/04	10/25/08	45	4,095		4,237
Hewlett Packard	10/28/04	10/28/07	36	3,237		3,163		128
Hewlett Packard	10/26/04	10/26/07	36	1,335		1,304		61
Itaú Leasing (i)	02/27/04	02/27/07	12	1,332		1,198		430
Other (iv)	07/27/99 to 10/02/00	07/25/01 to 10/02/02	24	691	3,741
Several Pegasus agreements	09/01/99 to 07/01/01	01/09/01 to 01/07/04	24 to 36	306	579		148	188	354

				97,036	70,150	79,219	58,523	44,926	24,365

(i)	Quarterly installments
(ii)	First installment due on February 25, 2005
(iii)	First installment due on October 28, 2002
(iv)	Refers to 31 agreements terminated in previous years, the asset balances of which will be fully amortized in 2005

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

16	Intangible assets, net of amortization

	2004	2003
License — Oi (i)	1,020,415	1,104,596
Goodwill — Pegasus (ii)	225,185	300,247
Rights of use — Telemar	19,700

Total	1,265,300	1,404,843

(i)	In February 2001, Oi acquired for R$ 1,102,007 an authorization (“license”) to operate personal mobile service in the same areas within Region I that the Company operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. The Company began amortizing the license as of July 2002, when it started its operations, on a straight-line basis through the expiration date of March 2016. The financial charges incurred before the start-up of Oi were capitalized, totaling R$ 63,942.

In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies, in the amounts of R$ 66,096 and R$ 4,522, respectively, whose main objective is to improve the telecommunications services in some of the states of Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Ceará, with frequencies that permit greater penetration in buildings and installations. The maturity date of this authorization is also March 12, 2016.

(ii)	This refers to the goodwill paid by the Company to third parties on the acquisition of Pegasus, in the amount od R$ 333,973, which is justified by the expectation of future profitability supported by economic-financial appraisals carried out by third parties, and synergy gains between the operations of the Company and Pegasus (Note 1(b)).

17	Deferred Charges

These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for Pegasus and TNL Contax and ten years for AIX and Oi. Deferred charges are comprised of:

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	2004	2003
Financial expenses	339,472	339,436
Third-party services	236,490	236,490
Personnel	47,863	47,863
Materials (mainly handsets)	10,734	10,734
Rentals and insurance	29,952	29,952
Other	2,924	2,911
Accumulated amortization	(177,108)	(108,675)

	490,327	558,711

Deferred charge balances per subsidiary are summarized as follows:

	2004			2003
		Accumulated	Net	Net
	Cost	amortization	value	value
Oi	628,612	(156,583)	472,029	534,810
AIX	21,511	(6,291)	15,220	17,478
TNL.Acesso	10,000	(7,667)	2,333	4,333
TNL Contax	3,726	(2,981)	745	1,491
Pegasus	3,333	(3,333)		346
Coari	127	(127)		127
Contax Participações	126	(126)		126

	667,435	(177,108)	490,327	558,711

18	Dividends and interest on own-capital

	2004	2003
Proposed dividends and interest on own-capital of Parent Company	1,105,177	761,728
Interest on own-capital to minority shareholders of Telemar	241,939	179,814
Prior years’ dividends and interest on own-capital not claimed of Parent Company	60,724	50,764
Prior years’ dividends and interest on own-capital not claimed of subsidiaries	34,160	74,411

Total	1,442,000	1,066,717

The unclaimed dividends and interest on own-capital refer to the amounts available to shareholders, which, if not claimed within three years following the annual Shareholders’ Meeting that approved such dividends and interest on own-capital, will be reversed to retained earnings.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

19	Taxes other than on income

	2004	2003
Value-added taxes (ICMS) (i)	517,374	439,975
Value-added taxes (ICMS) — Agreement 69/98 (ii)	97,105
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	111,268	104,563
Other indirect taxes on operating revenues	31,474	34,217

Total	757,221	578,755

Current	757,187	578,721
Long-term	34	34

(i)	Telecommunications services are subject to several taxes, including local, state and federal taxes. The main tax is value-added tax (“ICMS — Imposto sobre a Circulação de Mercadorias e Serviços”), charged by States at different rates. The ICMS rate in Brazil is on average 25%, except for the States of Rondônia (35%), Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro (30%), Pernambuco (28%), Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná and Mato Grosso do Sul (27%) and Goiás (26%).

(ii)	On June 19, 1998, all states approved “Agreement 69”, which increased the scope of ICMS to other services, including installation. Under this interpretation, ICMS could be levied on a retroactive basis to other communications services provided in the past five years. Management understands that such enlargement in the scope of the ICMS to reach additional services to the basic telecommunications services is questionable because (a) state departments have acted beyond their authority, (b) such an interpretation reaches services that are not considered telecommunications services, and (c) such interpretation cannot be applied on a retroactive basis.

With the publishing of Agreement 69, the Company appealed against the levying of ICMS for installation and registration services (which were the main services being discussed), and recorded the provision and restated on a monthly basis. Recently, the Company obtained favourable final decisions on lawsuits brought against the States of Sergipe, Amazonas and Amapa, in which the unconstitutionality of the charge of ICMS was determined. The Superior Court of Justice (STJ) also confirmed that ICMS should not be levied on installation revenues and other ancillary telecommunication services.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

Based on the STJ’s opinion, management understands that the amounts charged to subscribers should be refunded to them as the judicial proceedings filed in the different states are judged. Management also understands that the refund of such amounts is due to active customers that are not delinquent. Accordingly, the portion of the provision relating to inactive and delinquent customers was reversed to income statement as of December 31, 2004, in the total amount of R$ 78,397, of which R$ 76,140 represents the principal and R$ 2,257 corresponds to monetary adjustment, recorded in the statement of income as “Recovered expenses” (Note 5) and “Interest income” (Note 4), respectively.

At December 31, 2003, the amounts relating to this proceeding were classified as provision for contingencies, in the absence of previous superior court decisions on the matter (Note 23).

20	Deferred taxes on income liabilities

Deferred taxes on income liabilities are comprised as follows:

	2004	2003
Federal income tax payable	254,505	35,627
Social contribution tax payable	120,935	18,921
Income tax withheld at source on interest on own-capital	19,213	50,256
Additional indexation expense from 1990 (i)	17,538	22,294

Total	412,191	127,098

Current	411,319	126,226
Long-term	872	872

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustment to property, palnt and equipment, according to Brazilian tax legislation.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

21	Loans and Financing

(a)	Local currency

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2004	2003
BNDES (i)	12/00	01/08	Endorsement by Parent Company and Telemar’s receivables	TJLP+ 3.85% p.a.	1,264,022	1,614,863

BNDES (ii)	12/03	01/11	Endorsement by Parent Company and Telemar’s receivables	TJLP+ 4.50% p.a.	431,949	161,742

BNDES (iii)	09/04	10/12	Endorsement by Parent Company and Oi’s receivables	TJLP+ 4.50% p.a.	403,802

Banco do Nordeste do Brasil S.A.	06/04	12/12	Telemar’s receivables	11.9% p.a.	82,605

Banco Bilbao Vizcaya Argentaria S.A. (iv)	06/02	06/05	None	IGPM + 12% p.a.	74,580	66,425

Other					18,361	25,703

Accrued interest					48,975	19,708

Total in local currency					2,324,294	1,888,441

(b)	Foreign currency

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2004	2003
Japanese Yen

Japan Bank for International Cooperation — JBIC (v)	08/01	01/10	None	1.65% p.a.	666,497	820,358

Japan Bank for International Cooperation — JBIC (v)	01/03	01/11	None	Japanese LIBOR + 1.25% p.a.	628,267	755,000

Foreign currency basket BNDES (vi)

BNDES (i)	12/00	01/08	Endorsement by Parent Company and Telemar’s receivables	UMBND (vi) + 3.85% p.a.	435,613	623,072

BNDES (ii)	12/03	01/11	Endorsement by Parent Company and Telemar’s receivables	UMBND (vi) + 4.50% p.a.	98,655	39,921

U.S. Dollar

ABN AMRO Bank N.V. (vii) (xiv)	08/01	08/09	Endorsement by Parent Company	LIBOR + 2,125% p.a. to 3.81% p.a.	1,868,730	2,182,782

ABN AMRO Bank N.V.	01/04	04/09	None	LIBOR + 3.0% p.a. to 4.83% p.a.	159,264

ABN AMRO Bank N.V.	12/00	05/06	None	LIBOR + 5% p.a.	72,863	161,857

Senior Notes (viii)	12/03	08/13	None	8 % p.a.	796,320	866,760

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2004	2003
KFW — Kreditanstalt Für Wiederaufbau	06/00	10/09	None	8.75% to 11.87% p.a.	230,048	332,258
KFW — Kreditanstalt Für Wiederaufbau (ix)	07/02	01/11	None	LIBOR + 0.8% p.a. and 4.5% p.a.	189,026	244,372
KFW — Kreditanstalt Für Wiederaufbau (x) (xiv)	02/03	08/12	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR+0.75%p.a.	172,999	173,457
FINNVERA-Finnish Export Credit (x) (xiv)	02/03	02/12	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR+1.1% p.a.	398,160	410,481
FINNVERA-Finnish Export Credit (vii)	11/04	11/10	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR+4.56 %p.a.	131,306
Société Générale / Coface (x) (xiv)	02/03	11/12	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR 0.75% p.a.	122,910	100,251
Société Générale / Natexis	12/04	10/09	None	LIBOR+1.95%p.a.	79,632
Société Générale (iv)	12/02	06/07	None	LIBOR + 5% p.a.	35,076	55,102
Banco Itaú S.A.	12/00	04/06	Promissory note	LIBOR + 2.75%. p.a. to 3.125% p.a.	197,198	240,142
Nordic Investment Bank — NIB (x) (xiv)	03/03	02/12	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR+4.3 % p.a.	74,655	86,676
Nordic Investment Bank — NIB (vii)	11/04	11/10	Endorsement by Parent Company and pledge of Oi’s equipment	LIBOR+4.5 % p.a.	53,088
Fuji Bank, Limited	11/00	09/06	None	LIBOR+1.5% p.a.	96,524	157,593
BankBoston N.A.	06/01	03/06	None	LIBOR+4.8% p.a.	63,706	104,011
BankBoston N.A.	12/99	01/06	Endorsement by Parent Company	LIBOR+4.25%p.a.	22,828	54,721
EDC — Export Development Corporation	01/00	04/07	None	LIBOR+3.0% p.a.	81,561	145,163
SEB Merchant Banking (iv)	03/02	10/06	None	LIBOR+2.75%p.a.	57,771	102,348
Electrobanque (xi)	12/02	08/06	None	LIBOR+4.5% p.a.	55,742	99,196
Banco Santander do Brasil S.A.	01/04	01/07	None	6.5% p.a.	21,235
Banco Santander do Brasil S.A.	06/01	06/04	None	LIBOR+4.4% p.a.		101,122
Banco Bilbao Vizcaya Argentaria S.A.	07/00	12/06	Endorsement by Parent Company	6.84% p.a.	11,786	19,244
Unibanco — União de Bancos Brasileiros S.A.	12/04	12/07	None	4.90% p.a.	9,576
BBA Creditanstalt S.A.	10/00	05/05	None	LIBOR+4.2% p.a.		115,568

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements (Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Draw-
	down			Financial
	date	Maturity	Guarantees	charges	2004	2003
Suppliers (xii)

NOKIA do Brasil Ltda. (xiii)	12/03	02/05	Promissory note endorsed by Parent Company	6.04% and 3.34% p.a.	66,761	35,685

Alcatel N.V.	01/04	01/07	None	LIBOR + 4% p.a.	50,876

SIEMENS Ltda.	06/02	10/07	None	LIBOR + 4.71% p.a.	16,723	24,269

SIEMENS Ltda.	01/00	09/05	Promissory note endorsed by Parent Company	LIBOR + 5% p.a.	15,671	40,265

SIEMENS Ltda. (xiii)	12/03	02/04	Promissory note endorsed by Parent Company	3.34% p.a.		14,928

Alcatel Telecomunicações S.A. (xiii)	12/03	02/04	Promissory note endorsed by Parent Company	3.34% p.a.		6,788

Other suppliers	10/96	05/04	Promissory notes endorsed by Telemar or Parent Company	LIBOR + 1,125% p.a. up to 6.6% p.a.		34

Financial charges					66,827	82,830

Total in foreign currency					7,047,894	8,196,254

Total in local currency					2,324,294	1,888,441
Total in foreign currency					7,047,894	8,196,254
Swap operations					1,417,100	852,228

Total loans and financing					10,789,288	10,936,923

Current					3,041,104	2,646,244
Long-term					7,748,184	8,290,679

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(c)	Changes in balance of loans and financing for the year 2004

Balance				Balance
December 31,		Financial		December 31,
2003	Withdrawals	charges	Amortization	2004
10,936,923	2,096,571	1,255,900	(3,500,106)	10,789,288

The average annual interest rate of the debt in local currency, totaling R$ 2,324,294 at December 31, 2004 (2003 —
R$ 1,888,441), is approximately 13.9% p.a. The average annual interest rate of the debt in foreign currency, totaling
R$ 7,047,894 at the same date (2003 — R$ 8,196,254), is 5.6% p.a. for funds obtained in U.S. dollars, 1.5% p.a. for funds obtained in Yen, and 11.1% for the debt in a BNDES currency basket. On December 31, 2004, 81.1% of the contracted debt was subject to floating interest rates, of which 24.3% are swapped to fixed rates. Considering these swap operations, 38.6% of the total debt is subject to fixed rates. The financial charges in the income statement refer to interest expenses, monetary restatement and exchange rate variation, net of the results of swap operations.

(d)	Description of the main loans and financing

(i)	Refers to the use of funds provided by special credit lines for the acquisition and assembly of infrastructure equipment, electronic equipment, network management software and other equipment, under the “Telecommunication Investment Support Program”. Financial charges and the principal are due on a monthly basis from February 2002 through January 2008.

The contract requires the Company to comply with the following covenants: (a) current assets divided by current liabilities must be equal to or greater than 1.20; and (b) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) divided by current liabilities must be equal to or greater than 1.20.

On December 31, 2004 and 2003, the Company was not in compliance with the financial index requirements set out in the contract:. Banco Itaú S.A. and Banco do Brasil S.A., as consortium leaders, as well as BNDES itself, waived these requirements upon payment of a fee. The new covenants were set in February 2005 upon payment of a fee, and are as follows:

•	Equity divided by total assets must be equal to or greater than 0.35.

•	EBITDA divided by net operating revenues must be equal to or greater than 0.4.

•	EBITDA divided by Interest must be equal to or greater than 2.2.

•	Debt divided by EBITDA must be equal to or less than 3.5.

•	Current debt less cash and cash equivalents divided by EBITDA must be equal to or less than 0.5.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(ii)	From December 2003 to October 2004, the Company withdrew R$ 529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004. The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a monthly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal will be payable on a monthly basis as from May 2005.

(iii)	In September 2004, Oi entered into a financing contract with BNDES for R$ 663,000 and withdrew R$ 400,000 in order to finance its investment plan. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012.

(iv)	Parent Company obtained R$ 283 million from banks Skandinaviska Enskilda Banken AD (“SEB”), Bilbao Vizcaya Argentaria S.A. and Société Générale, in May, June and December 2002, respectively, to finance the acquisition of Ericsson equipment for its subsidiary Telemar.

(v)	In August 2001 and January and February 2003, Parent Company obtained R$ 1,646 million from the Japan Bank for Internacional Cooperation — JBIC to finance the Company’s investments.

(vi)	Currency basket published by BNDES on a daily basis.

(vii)	In August 2001, Oi obtained a US$ 1,425 million credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, to fund investments and working capital requirements. The loan was restructured twice, the first time as described in item (x) below, and the second one in August 2004. The balance of this credit line at December 31, 2004 was US$ 814 million, net of amortization through that date, leaving a US$ 41 million credit line not utilized.

(viii)	On December 18, 2003, Parent Company obtained R$ 878 million (US$ 300 million) via the issuance of notes in international markets, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with an option of early liquidation by the Company, annually as of the fifth year, without guarantees. The funds were used for various corporate purposes.

(ix)	In July 2002, Parent Company obtained funds from KFW-Kreditanstalt Für Wiederaufbau, in the amount of R$ 258 million and, in October 2002, in the amount of R$ 31 million, to finance the acquisition of Siemens equipment by the Company.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(x)	In December 2002, Oi signed a financing contract with KFW- Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit — Finnvera in the amount of US$ 300 million to substitute partially the credit line from ABN AMRO Bank N.V. Until November 2003, when Oi’s debt was transferred to Telemar, Oi has withdrawn R$ 923 million to finance the acquisition of equipment from suppliers Siemens, Alcatel e Nokia, under its investment program. This equipment was pledged to creditors as a guarantee. Subsequently, Telemar withdrew R$ 123 million under this credit line, also allocated to Oi’s investment program.

(xi)	In December 2002 and February 2003, Parent Company obtained funds from Eletrobanque, in the respective amounts of R$ 60 million and R$ 83 million, to finance the acquisition of Alcatel equipment by Telemar.

(xii)	Loans from suppliers are made under agreements for the supply and installation of equipment to accomplish the network expansion program. The promissory notes from the suppliers Siemens, Alcatel and Nokia are substituted on a quarterly basis by withdrawals from foreign credit lines, obtained from ABN AMRO Bank (vii) and KFW(x), Nordic(x), Société Generale(x) and Finnvera (x).

(xiii)	The promissory notes to suppliers Siemens, Alcatel and Nokia are replaced on a quarterly basis with withdrawals under credit lines abroad, as described in items (vii) and (x) above.

(xiv)	These refer to loans and financing obtained by Oi and fully transferred to Telemar on November 17, 2003 (Note 1).

The maturity dates of long-term debts at December 31, 2004 are scheduled as follows:

	2004	2003
Local currency
2005		497,237
2006	548,268	423,606
2007	560,688	423,606
2008	184,898	61,085
2009	150,735	28,129
2010 and thereafter	292,550	30,473

Total	1,737,139	1,464,136

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

	2004	2003
Foreign currency
2005		2,119,148
2006	1,879,846	1,638,339
2007	1,115,750	698,780
2008	792,947	523,788
2009	815,286	458,920
2010 and thereafter	1,407,216	1,387,568

Total	6,011,045	6,826,543

Total
2005		2,616,385
2006	2,428,114	2,061,945
2007	1,676,438	1,122,386
2008	977,845	584,873
2009	966,021	487,049
2010 and thereafter	1,699,766	1,418,041

Total	7,748,184	8,290,679

22	Tax Financing Program — REFIS

The Company elected to join a federal government program of tax and contributions debt refinancing (“Programa de Refinanciamento Fiscal” — “REFIS”), pursuant to Law N° 10.684, of May 30, 2003. The requests for refinancing were formalized in June and August, 2003, comprising a substantial part of the debt with the national treasury and the national institute of social security (“Instituto Nacional de Segurança Social” — “INSS”). The debts had to mature before February 28, 2003, and the Company had to terminate all judicial and administrative processes, relating to the taxes which were refinanced. Pursuant to Art. 7 of Law N° 10.684, the Company must pay REFIS installments on a timely basis and may be excluded from the program should payments be made late for three consecutive months or six non consecutive months, whichever is earlier.

In 2003, the Company subscribed R$ 1,008,594 to the REFIS program, of which R$ 805,238 had already been provisioned as contingencies (Note 23(c)). At the time of the election, the judicial deposits related to the claims questioning INSS, PIS and COFINS were released to the Federal Union, in the total amount of R$ 18,805.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The refinancing is due in 180 installments for the holding company Parent Company and 120 installments for the subsidiaries. During 2004, settlements of installments amounted to R$ 105,718 (2003 — R$ 55,907).

On December 31, 2004 REFIS balances comprise the following:

	2004		2003
		Long-		Long-
	Current	term	Current	term
PIS (contribution to the social integration program)	492	3,803	456	3,818
COFINS (contribution to finance the social security)	55,106	408,607	49,975	420,626
CPMF (tax on financial transactions)	23,036	187,161	20,892	190,664
IOF (tax on financing operations)	11,743	131,550	10,917	129,839
INSS — SAT (worker’s compensation insurance)	10,097	73,520	2,893	24,006
Income tax	3,396	28,120	11,317	99,202
Social contribution	4,859	20,750	4,489	37,616

Total	108,729	853,511	100,939	905,771

These amounts are monetarily restated as of the refinancing date by the variation of the TJLP (long-term interest rate). In 2004 R$ 82,809 (2003 — R$ 54,023) were recognized as “Interest expenses” (Note 4). In addition, in 2003, the refinanced amounts were restated by the variation of the SELIC rate until the date of adhesion to REFIS, and the amount of R$ 65,556 was recorded as Interest on refinanced taxes (Note 4).

Also in 2003, since the Company withdrew all judicial claims, relating to the taxes which were refinanced, fines in arrears in the amount of R$ 79,941 were included in the refinanced amount. Part of these fines were recorded under “Operating expenses” (PIS / COFINS on gross revenues and on other operating revenues), “Interest expenses” (PIS / COFINS on interest income, IOF and CPMF) and “Income tax and social contribution”.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

23	Contingencies

(a)	Composition of book values

		2004	2003
Tax
(i)	PIS and COFINS	30,687	27,642
(ii)	ISS	41,560	49,484
(iii)	INSS	38,706	33,968
	ICMS - Agreement 69 (Note 19)		167,112
(iv)	ICMS assessments	126,322	31,951
(v)	ICMS on IP gate rental	90,181
(vi)	ILL - Tax on net income	34,834	31,898
(vii)	PIS and FINSOCIAL offset		96,255
(viii)	Tax loss carryforwards offset	128,070	74,089
(ix)	Other claims	78,134	51,042

		568,494	563,441

Labor
(i)	Hazardous work conditions premium	102,971	84,935
(ii)	Salary differences/Equalization of salary scales	68,417	48,186
(iii)	Indemnities/productivity	45,787	53,071
(iv)	Overtime	240,133	140,203
(v)	Claims by outsourced personnel / subordination	147,095	64,333
(vi)	Other claims	120,495	18,577

		724,898	409,305

Civil
(i)	Embratel (VC2/VC3)		50,713
(ii)	Small claims courts	42,780	33,582
(iii)	Fines from Anatel	89,888	40,964
(iv)	Other claims	201,416	108,817

		334,084	234,076

Total		1,627,476	1,206,822

The provisions for contingencies are monetarily restated on a monthly basis, according to the criteria as established in the respective legislation, as follows:

•	Tax: Variation of the “Sistema Especial de Liquidação e Custódia” — “SELIC” rate (special system for settlement and custody).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

•	Labor: Variation according to indexes of the regional labor courts TRT’s, increased by 1% p.m.

•	Civil: Variation of the “Taxa Referencial” — “TR” (referential rate), increased by 0.5% p.m.

(b)	Details of claims per nature of risk at December 31, 2004

	Tax	Labor	Civil	Total
Probable	568,494	724,898	334,084	1,627,476
Possible	2,342,481	753,920	654,445	3,750,846
Remote	197,416	451,647	385,514	1,034,577

Total	3,108,391	1,930,465	1,374,043	6,412,899

(c)	Summary of changes in the balances of provisions for contingencies

	Tax	Labor	Civil	Total
Balance at December 31, 2002	1,294,015	260,858	237,261	1,792,134

Additions, net of reversals	210,497	136,490	55,559	402,546
Write-offs by payments (settlements)	(210,018)	(54,096)	(85,095)	(349,209)
Write-offs against judicial deposits	(110,573)		(374)	(110,947)
Transfer to payable and deferred taxes (Note 19 and Note 20)	(805,238)			(805,238)
Monetary restatement — interest expenses (Note 4)	184,758	66,053	26,725	277,536

Balance at December 31, 2003	563,441	409,305	234,076	1,206,822

Additions, net of reversals	170,643	281,748	194,143	646,534
Write-offs by payments (settlements)	(107,175)	(127,869)	(121,485)	(356,529)
Transfer to payable and deferred taxes (Note 19 and Note 20)	(165,719)			(165,719)
Monetary restatement — interest expenses (Note 4)	107,304	161,714	27,350	296,368

Balance at December 31, 2004	568,494	724,898	334,084	1,627,476

(d)	Probable contingencies (provisioned)

Tax

(i)	PIS and COFINS — Since December 31, 2002, when Law N° 10.637 was published, the Company is paying the installments referring to the broadening of the calculation basis of the PIS and the provisioned amounts due are restated on a monthly basis until December 31, 2002. In relation to the COFINS, the amounts referring to the broadening of the calculation basis, determined until February 28, 2003, are also provisioned and monetarily restated.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(ii)	ISS — The Company is challenging the incidence of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision reflects the assessed services that are considered as probable losses by legal advisors.

(iii)	INSS — The Company has been assessed on the joint responsibility due to the lack of proper payment by our outsourced service providers and our discussion as to the legality of the incidence on fringe benefits, such as housing allowance, health insurance fees, transportation and training.

(iv)	ICMS assessments — Provision considered sufficient by management to cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues; (b) offset of credits on acquisiton, goods and other inputs required for plant maintenance; and (c) assessments regarding the non compliance with ancillary obligations. Changes during the year arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company’s legal advisors.

(v)	ICMS on IP gate rental — Based on the advice of its internal lawyers, management recorded a provision for ICMS on IP gate rental services, while previously the Company recorded ISS at a rate of 5%. Taking advantage of tax benefits arising from a State tax amnesty, determining the exemption from fines and/or monetary restatement, the Company settled R$ 106,030 relating to the period from May 2000 to November 2004 in the States of Alagoas, Bahia, Ceará, Paraíba, Rio de Janeiro and Rio Grande do Norte. In these States, ICMS on IP gate rental revenues are being regularly paid, while for the remaining States such amounts are recorded as provisions for contingencies.

(vi)	ILL — The Company offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. Although several cases have been successfully tried in higher courts, continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. The variation occurred in 2004 refers to the monetary restatement.

(vii)	PIS and FINSOCIAL offsets — The provision was reversed in the absence of tax assessments and considering the statute of limitations for assessments relating to such offset.

(viii)	Tax loss carryforwards — As disclosed in Note 7, the Company has a judicial injunction that guarantees the offset of 100% of the tax loss carryforwards, if determined in the years up to and including 1998.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(ix)	Other claims — These claims refers substantially to provisions of R$ 10,462 for IPTU tax assessments, R$ 4,914 due to the expected alterations in the FUNTTEL fee calculation basis (Note 5), and R$ 25,507 of several tax assessments with respect to income tax and social contribution.

Labor

There has been a significant increase in the volume of labor claims due to: (a) dismissal of employees since the privatization; (b) incentive for the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; and (c) increase in the volume of claims for joint liability related to the expansion and maintenance of the telephone network. The main contingencies per nature of claim are summarized as follows:

(i)	Hazardous work conditions premium — This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be dangerous, principally close to high-tension electric installations.

(ii)	Salary difference/Equalization of salary scales — Represented differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(iii)	Indemnities — Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisional stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(iii)	Overtime — Claims relating to requests to receive additional worked hours after normal shifts.

(iv)	Outsourced employees — Claims filed by former employees of contracted companies, whereby the Company is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(iv)	Other claims — Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	2004	2003
Pension plan supplementation	16,566	2,553
Salary differences	24,380	3,744
Sundry labor fines	23,485	3,574
Rights to the incentives of the resignation plans	14,495	2,212
Other	41,569	6,494

	120,495	18,577

Civil

(i)	Embratel VC2/VC3 — Discussion involving the right to revenues from long-distance fixed-line to mobile calls from June 1998 through July 1999. Upon the agreement reached with Embratel, as disclosed in Note 9, the Company reversed the provision, as all administrative and judicial proceedings involving the parties were extinguished.

(ii)	Small claim courts — These refer primarily to suits filed by customers, the individual indemnity amounts of which to not exceed forty minimum salaries. Changes in 2004 are attributable to payments made in order to speed up the settlement of such suits, in the amount of R$ 54,700 offset by new provisions of R$ 61,898.

(iii)	Fines from Anatel — Assessments made by Anatel basically due to the closing of customer service locations. Changes in the period refer essentially to the monetary restatement of R$ 8,078, increase in the provision by R$ 69,574 offset by payments totaling R$ 28,729.

(iv)	Other claims — These refer to various actions comprising indemnity for agreement termination, indemnities of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company legal advisors.

(e)	Possible contingencies (not provisioned)

The Company has also several cases for which losses are considered as “possible” in the opinion of its legal advisors. No provisions were recorded for such suits.

The main contingencies classified as possible losses in the opinion of the Company’s legal advisors are summarized below.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

Tax

The amounts reported are based on the total amounts of tax assessments and notices, which are often questionable and do not include details of the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.

ICMS — In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$ 78,654 (tax assessments). The responsibility for such payment, if required, is questionable, as the Company did not earn revenues for these services in that period. In February 2000, the Company obtained a favorable decision from the Taxpayers’ Council (“Conselho de Contribuintes”) of Rio de Janeiro, countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of selection codes “CSP’s”, lies with the Company (July 1999). The Company obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.

Besides this, there are several other ICMS tax assessments in the approximate amount of R$ 411,350, relating to services already taxed for ISS or which are not taxable for ICMS. There are also possible risks in connection with (i) offset of credits on the acquisition of assets and other inputs required for the maintenance of the network, totaling approximately R$ 163,742; and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of R$ 40,372.

ISS — The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$ 777,320, have not been provisioned for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substantial part of the assessments relate to this type of revenues.

INSS — There are a few claims in the approximate amount of R$ 293,964 relating to joint responsibility, SAT percentage to be applied, and amounts liable to be taxed for INSS. Evidence produced by the Company’s management has not been appreciated by tax authorities to the present date. In October 2004, the Company obtained a favorable ruling from the Social Security Board for Appeal establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.

Federal taxes — Several tax assessments involving income tax and social contribution tax credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, totaling R$ 323,552.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

In addition, in August 2000, the Company was assessed by the Internal Revenue Secretariat in Rio de Janeiro for taxable events which took place in 1996, therefore prior to privatization. These assessments added up to R$ 993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. The Company submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$ 51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. The Company requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$ 104,000, of which R$ 20,000 were provisioned for, due to lack of supporting documentation. However, the Company will file an administrative appeal, on the grounds that the remaining amount have substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$ 86,293.

Labor

These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling R$ 753,920. These claims are mostly at lower court stage and no ruling has been issued on them to the present date. Additionally, claims where the Company has a past history of success or where past decisions tend to favor employers are classified as “possible”.

Civil

These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others. The number of such suits is over 11,500, adding up to R$ 654,445. Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs as final decisions are still pending.

(f)	Remote contingencies

Administrative actions with Anatel and CADE — in April 2003 Embratel and Intelig moved an action with Anatel and “CADE”- “Conselho Administrativo de Defesa Economica” (administrtive council for economic defense) against the Company, for anti-competitive acts by the Company. These two providers accused the Company of abusing its predominant role in the market to cross-subsidize local and long-distance concessions and practice price discrimination of the use of its local network. Embratel and Intelig requested an injunction to suspend all the newly conceded authorizations to local providers of fixed telecommunications services which anticipated the network and universal service targets of December 31, 2003, until there is a final judicial decision of this claim. Anatel and CADE refused the injunction request. Besides this, Anatel disclosed in a technical letter that it did not find any anti-competitive act Sale of Oi to Telemar - As disclosed in Note 1(a), the share control of Oi was transferred from Parent Company to Telemar on May 30, 2003.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

Since then, press reports have alledged that the operation had been unfair to the minority shareholders of Telemar and Parent Company. Until the present date, there exists no judicial questioning whatsoever against Telemar and its Parent Company, but only a notification from CVM requesting additional information of the operation. In July 2003 this information was sent to CVM, and once more the transparency and conformity of the operation with the norms established by the Brazilian Corporate Law was highlighted. The operation was realized with the necessary technical support as to the price, appraisal of the shareholders’ equity at fair value, as well as legal opinions.

24	Debentures

In July 2001, the Company issued 13,000 simple, non-convertible debentures, at R$ 100 each, totaling R$ 1,300,000. These debentures are due in five years and bear interest at the CDI rate plus 0.7% per annum, amortized every six months since December 2001. During 2003, the Company bought back 928 debentures, in the amount of R$ 99,989, of which R$ 92,800 is principal value.

25	Shareholders’ equity

(a)	Share capital

The authorized capital comprises 700 million shares. At a meeting held on March 4, 2004, the Board of Directors approved a capital increase of R$ 167,605, by issuing 1,432,771 thousand common and 2,865,542 thousand preferred shares at R$ 33.22 per thousand common shares and R$ 41.88 per thousand preferred shares. These prices were defined based on the average closing prices traded on the São Paulo Stock Exchange (“BOVESPA”) at the ten previous consecutive floor sessions. This capital increase corresponded to the capitalization of part of the special reserve of goodwill, as determined in CVM Instruction N° 349/01 (Note 1(d)). Minority shareholders had 30 days, from the date when the related notice was published, to exercise their right of preference to the subscription of the increase, in proportion to their holdings.

On May 24, 2004, an Extraordinary Shareholders’ Meeting approved the cancellation of a part of the treasury shares with no reduction in total capital. Subsequently, 100% of the Company’s shares was grouped at the ratio of one thousand (1,000) shares to one (1) share of the same type and class.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The reverse stock split was intended to: (i) reduce administrative and operating costs for the Company and its shareholders; (ii) improve the efficiency of record systems, controls and information disclosure; (iii) increase the visibility of quotations of the Company’s shares in the market, by adopting trading per share unit; and (iv) decrease the possibility of information and communication mistakes, thus improving the interface with the Company’s shareholders.

Fractional shares arising from the reverse stock split were segregated, grouped in whole numbers and sold on the BOVESPA. The proceeds of the sale were made available to the respective shareholders, after settlement of the sale transaction.

	Number (lot of 1,000 shares)
	2004	%	2003	%
Common shares	129,306	33.33	130,186	33.33
Preferred shares	258,613	66.67	260,371	66.67

Total	387,919	100.0	390,557	100.0

Common treasury shares	(2,705)		(4,156)
Preferred treasury shares	(5,410)		(4,624)

Total outstanding shares	379,804		381,777

Shares outstanding for the year 2003 is presented in the tabular disclosure above as if the reverse stock split had occurred in 2003.

(b)	Capital reserves

Special goodwill reserve

This refers to the contra entry to goodwill recorded upon the drown-stream merger describer in Note 1(d), net of the provision recorded in accordance with CVM Instruction N° 349/01.

Fiscal incentives and donations

Subvention and donations of assets received in accordance with the self-financing plan, as well as fiscal incentives — substantially FINAM (Amazon tax incentive investment fund), FINOR (Northeast tax incentive investment fund) and FUNRES (State of Espírito Santo tax incentive investment fund).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(c)	Earnings reserves

Legal reserve

In accordance with Article 193 of the Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceeds share capital by 30%. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.

Unrealized income reserve

In May 1998, Telecomunicações Brasileiras S.A (“Telebrás”) was restructured, originating 12 new holding companies, including Parent Company. The shareholders of Telebrás determined the amount of shareholders’ equity to be allocated to the new parent companies resulting from the split-off, attributing to each of them a part of the unrealized income reserve and retained earnings of Telebrás in proportion to the total net assets. This reserve was fully used to pay the minimum mandatory dividends.

Investment reserve

The Annual General Shareholders’ Meeting held on March 31, 2003 approved the transfer of R$ 3,839,323 from the account “Retained earnings” to “Investment reserve”, to cover investments made until then by the Company, whether directly or through long-term credit lines extended to its subsidiaries, to enable them to carry-out their respective capital expenditures. Direct and indirect investments were applied to the expansion of the fixed-line telecomunications network, in connection with the network expansion and universal service targets set by Anatel, as well as to the creation of Oi. Investments in permanent assets (capital expenditures) totaled R$ 10.0 billion in 2001, R$ 2.0 billion in 2002, including deferred charges, R$ 1.7 billion in 2003, and R$ 2.1 billion in 2004. The expected return on such investments is estimated at seven years as from the expenditure dates. This optional reserve was set up in order to preserve the Company’s cash flows. However, to the extent that the financial situation permits, the reserve can be realized with the consequent distribution of dividends. In 2004, R$ 429,954 were appropriated by the Parent Company to the payment of dividends and interest on own-capital.

(d)	Retained earnings

The retained earnings balance of Telebrás was allocated to each new parent company in proportion to the total net assets allocated. Retained earnings appropriated by Telebrás did not represent the historical retained earnings of the new parent companies, resulting in an increase in Parent Company of R$ 1,906.7 million in relation to its historical retained earnings.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The retained earnings balance was used to fund new investments under the investment plan of the Company and its subsidiaries.

As previously mentioned, the shareholders approved the transfer of 100% of the “Retained earnings” account balance to “Investment reserve” on March 31, 2003, so that the account’s designation would better reflect its nature and the appropriations made in prior periods.

(e)	Dividends and interest on own-capital

According to its by-laws, the Company is required to distribute as dividends in respect to each fiscal year to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the Adjusted Net Income (as defined below) each year (the “Compulsory Dividend”), in accordance with sub-clause I, items (a) and (b) of Article 202 of the Brazilian Corporate Law. The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income in determining the Preferred Dividend in relation to the Compulsory Dividend. The remaining amount of the minimum compulsory dividend is appropriated to the holders of common shares, up to the same limit as preferred shares, and the balance is shared equally between holders of preferred and common shares.

The Preferred Dividends corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined according to accounting principles prescribed by Brazilian GAAP, in proportion of preferred shares to total capital, or 3% of shareholders’ equity book-value per share, whichever value is greater.

The Brazilian Corporate Law and the Company’s by-laws define Adjusted Net Income as an amount equal to the Company’s net profits determined in accordance with Brazilian GAAP adjusted to reflect allocations to or from (i) the statutory legal reserve, (ii) contingency reserve for anticipated losses, if any, and (iii) unrealized income reserve.

The Company by-laws also provide for the distribution of interest on own-capital as an alternative method of remunerating shareholders. The interest on own-capital is deductible for income tax and social contribution purposes, limited to the average TJLP — “Taxa de Juros de Longo Prazo” (long-term interest rate) during the applicable period, and cannot exceed (i) 50% of net income (before this distribution and any tax income deductions) of the period , or (ii) 50% of retained earnings, whichever is greater. The amount paid or assigned to shareholders as interest on own-capital, net of any Brazilian withholding tax (15%), may be considered as part of the distribution of compulsory dividends (the mandatory dividend). In this event, the Brazilian Corporate Law establishes that the Company is obligated to distribute to its shareholders dividends or interest on own-capital in an amount sufficient to ensure that the net amount received by the shareholders, after payment by the Company of withholding taxes, be at least equal to the minimum compulsory dividend (the mandatory dividend).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

In 2003, and 2004 the Company obtained favorable judicial decisions exempting the withholding income tax on amounts declared/distributed as interest on own-capital to its parent company. The rationale was that as the parent company had tax credits which would not be used during the year, and therefore there were no grounds for the withtholding tax.

On March 1, 2004, the Annual Shareholders’ Meeting approved the distribution of dividends and interest on own-capital for the year ended December 31, 2003, in the amounts of R$ 341,868 and R$ 458,132, respectively, equal to R$ 0.896 and R$ 1.200 per thousand common and preferred shares. This dividend and interest on own-capital had been proposed by the Board and recorded in the December 31, 2003 financial statements.

Dividends declared in 2003 were remunerated by the variation of the TR (referencial rate) as from March 2, 2004 through March 8, 2004, when payments began to be made. Interest on own-capital was remunerated by the TR from the period between January 1, 2004 and March 8, 2004.

Minimum compulsory dividends (25%) were calculated as follows:

	2004	2003
Net income for the year	689,286	673,316
Appropriation to legal reserve	(34,464)	(33,666)
Realization of unrealized income reserve (set up before Law N° 10,303/01)		543,952

Adjusted net income	654,822	1,183,602

Minimum compulsory dividends - 25%	163,706	295,901

Amount of common shares outstanding (lot of a thousand)	126,601	126,030
Amount of preferred shares outstanding (lot of a thousand)	253,203	255,747

Minimum dividends of preferred shares was calculated as follow (the greater of the two methods):

	2004	2003
Share capital	4,812,019	4,644,414
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	3,208,013	3,096,276
Percentage of statutory dividends	6%	6%

Minimum statutory dividends of preferred shares	192,481	185,777

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

	2004	2003
Shareholders’ equity	8,405,183	9,048,270
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	5,603,455	6,032,180
Percentage of statutory dividends	3%	3%

Minimum statutory dividends of preferred shares	168,104	180,965

Management proposed to the Annual Shareholders’ Meeting that R$ 1,100,000 of net income be distributed, R$ 1,000,000 as dividends and R$ 100,000 as interest on own-capital. The proposed amount is higher than the minimum compulsory and statutory dividends.

The distribution of interest on own-capital was approved by the Board of Directors of Parent Company at a meeting held on January 28, 2004. The amount will be restated by the “TR” — “Taxa Referencial” (referencial rate) from January 1, 2005 up to the date when the amounts will be made available to the shareholders.

	2004
	Common	Preferred
	shares	shares	Total
Proposed dividends	333,333	666,667	1,000,000
Interest on own-capital	33,333	66,667	100,000

Outstanding shares (lot of a thousand shares)	126,601	253,203	379,804

Amount per share — in Reais
Proposed dividends	2.6329	2.6329	2.6329
Interest on own-capital	0.2633	0.2633	0.2633

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

	2003
	Common	Preferred
	shares	shares	Total
Proposed dividends	112,855	229,013	341,868
Interest on own-capital	151,235	306,897	458,132

Outstanding shares (lot of a thousand shares)	126,030	255,747	381,777

Amount per share — in Reais
Proposed dividends	0.8955	0.8955	0.8955
Interest on own-capital	1.2000	1.2000	1.2000

Dividends and interest on own-capital payable by the Parent Company (Note 18) are as follows:

Base year of proposal	Amount
2004	1,105,177
2003	26,080
2002	19,969
2001	14,675

1,165,901

(f)	Unclaimed dividends

Dividends and interest on own-capital unclaimed by shareholders within three years from the date such distributions are made available to shareholders are reversed to retained earnings.

(g)	Treasury shares

On June 16, 1999, the Company’s Board of Directors authorized a share buy-back program limited to 3% of the shares in circulation and up to R$ 250,000. On October 27, 1999 the limit was increased to 6%.

As mentioned above, an Extraordinary Shareholders’ Meeting approved the cancellation of a part of the treasury shares, without a capital reduction, in the amount of 2,312,168 thousand common and 4,624,337 thousand preferred shares, equal to R$ 205,736.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

On June 2, 2004, the Company’s Board of Directors approved a share buy-back program of up to 10% of the common and preferred shares outstanding, up to the limit of 4,059,000 common and 25,568,000 preferred shares (already grouped in units of a 1,000). Such repurchase is done by the use of the “Investment reserve” funds. By December 31, 2004, the Company had repurchased 6,271,463 shares, of which 861,200 are common shares and 5,410,263 are preferred shares, for a total disbursement of R$ 247,597.

At December 31, 2004, Parent Company holds in treasury 2,705,132 common (2003 — 4,156,100 thousand) and 5,410,263 preferred shares (2003 — 4,624,337 thousand), of its own issue, recorded at acquisition cost.

(h)	Stock options

In July 2000, the Company established a Stock Option Plan whereby preferred shares was reserved for a selected group of executives. The options are exercisable at varying dates and on a cumulative basis up to five years. Options become fully exercisable after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five-year vesting period. In the event of a forfeiture prior to the five-year vesting period, the executive may receive, at the Company’s discretion, a number of shares equivalent to the 10% paid or receive back in cash the 10% paid considering the average market-value based on the last 90 days trading price on the stock exchange.

The offer price is restated in accordance with the “IGP-M” (general market price index) variation, plus 6% per annum. Executives may opt to receive the value resulting from the difference between the market-price and the exercise price or to receive the equivalent shares.

In the event of a dividend distribution, the related amount will be deducted from the exercised options.

Should an executive decide to sell the acquired shares after the exercise period, the executive must grant the Company a right of first refusal for the acquisition of the shares at the market-value on the date of sale.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The following table summarizes stock option operations carried-out up to December 31, 2004:

	In Reais
		Initial
	Shares	option	Exercise
	(in thousands)	price	price (*)
Shares offered in July 2000	250	30.00	63.22
Shares offered in May 2001	1,296	33.00	61.31
Shares offered in July 2002	1,241	24.73	37.22

	2,787
Offerings extinguished due to rescissions	(1,335)

Options outstanding at December 31, 2004 (0.38% of outstanding shares)	1,452

(*)	The exercise price is adjusted by the IGP-M plus 6% from the date of granting to December 31, 2004.

The market-value of preferred shares at December 30, 2004 was R$ 44.40 (2003 — R$ 45.42) per share. Differences between the exercise price and the market-value at the balance sheet date, which may result in losses to the Company, are recorded on the accrual basis.

Considering that the market-value is higher than the value of the option for the shares granted in the July 2002 plan, the Company maintains in December 2004 a provision of R$ 3,120 (2003 — R$2,076) to cover possible losses for stock option compensation expenses. If all options of the October 2001 plan would be exercised, the total reimbursement would be R$ 8,667, considering the existence of 898 thousand shares outstanding. The actual provision for these future reimbursements is calculated based on the period which has elapsed since the creation of the plan, considering the weighted average of the exercisable shares per year.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The following table shows the position of shares outstanding on December 31, 2004:

	Shares options outstanding			Shares options exercisable
		Weighted	Weighted
Ranges of exercise prices	Shares	average	average	Shares (in	Weighted
on the contract’s	(in thousands	remaining life	exercise	thousands of	average
settlement date	of shares)	(in years)	price	shares)	exercise price
R$20.00 - 29.99	898	2.58	37.22	323	37.22
R$30.00 - 39.99	554	1.26	61.67	305	61.70

Total	1,452			628

26	Financial instruments

The Company and its subsidiaries are mainly exposed to market risks arising from changes in interest rates and foreign exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in Reais. The Company and its subsidiaries use derivative instruments, such as forward contracts in foreign currencies, foreign currency options and foreign exchange rate swaps to manage its foreign exchange risks. The Company and its subsidiaries do not use derivative or other financial instruments for other purposes.

These transactions are carried out by the Company’s financial department in accordance with the strategy previously approved by management.

(a)	Foreign exchange risk

At December 31, 2004, 66.5% (2003 — 72.5%) of the total funded debt, excluding results on swap operations, but including debentures, was expressed in foreign currency (U.S. dollar, BNDES currency basket and Japanese Yen).

The total nominal value of foreign currency swaps and investments in U.S. dollars at December 31, 2004 and 2003 was US$ 2,406,958 thousand and US$ 2,740,183 thousand, respectively, with coverage of 91% and 96% of the exchange risk for the years 2004 and 2003, respectively.

(b)	Derivatives

The Company limits its use of derivatives to managing risk that could negatively impact its financial and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt.

The summary of the carrying amount of financial instruments is as follows:

	Derivatives		(Recorded) results
	contract value		on derivatives
	2004	2003	2004	2003
Foreign currency investments (i)	1,138,193	1,209,890	(77,995)	(66,030)
Foreign currency swap	5,250,493	6,706,710	(999,722)	(2,335,805)
Options (ii)				63,310
Forward				(665)

(i)	Foreign currency investments results comprise the return of foreign exchange securities and financial investments in US dollars recorded as “Derivatives results” (Note 4).

(ii)	Gains and losses on option derivatives include the results of amortization of premiums paid to and/or received from counterparties. The difference between the results related to derivatives (contractual gain or loss) and the recorded results are due to the fact that the gain with options is only recorded when financially realized (see below).

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

Foreign currency swap transactions transfer the risk of variation in foreign currencies to variation of the CDI. Under the terms of the swap agreements, the Company pays to or receives from the counterparties at maturity the amounts, if any, on an average of 100.4% of the variation in the CDI rate (interbank deposit certificate rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchanges plus the estimated weighted average coupon of the cross-currency interest rate swaps at December 31, 2004 of 9.08% for US dollar debts and 1.66% for Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the variation of the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gain and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

operations. The gains and losses are paid or received to or from the counterparties, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2004 and 2003 the Company had payables of R$ 1,417,100 and R$ 852,228, respectively.

The estimated fair-value of cross-currency interest rate swap and derivatives at December 31, 2004 and 2003 was a loss of R$ 1,290,408 and R$ 573,489, respectively. The difference between the contract values and fair-values are incurred only if the Company terminates these contracts prior to maturities.

(c)	Interest rate risk

At December 31, 2004, the Company had loans and financing bearing interest at floating rates based on the Brazilian long-term interest rate (TJLP) of R$ 2.13 billion or CDI (interbank deposit certificate) of R$ 1.24 billion for real-denominated debts and based on LIBOR for the US dollar - denominated debt of R$ 4.06 billion and based on LIBOR for the Yen — denominated debt of R$ 0.63 billion and based on floating rates in the form of a currency basket (“UMBND”) of BNDES bank debt of R$ 0.54 billion. To reduce its exposure to LIBOR, the Company enters into swap transactions that substitutes LIBOR by fixed rates.

At December 31, 2004, 81.1% of all loans, including debentures, was remunerated at floating rates, of which 24.3% are substituted by fixed rates by means of swap transactions (2003 — 81.3% and 20.9%, respectively).

	Value of derivative		Losses
	contracts		on derivatives
	2004	2003	2004	2003
Interest rate swaps:	2,090,736	1,990,702	(51,109)	(78,187)

(d)	Credit concentration risk

Financial instruments that subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, certificate of deposits, treasury and corporate bonds, trade accounts receivables, advances to suppliers and derivative contracts. The Company limits its credit risk on cash and cash equivalents, certificate of deposits, treasury and corporate bonds by depositing and holding these funds with major financial institutions. The Company limits its credit risk related to trade accounts receivables by selling to a geographically dispersed and highly diversified customer base and by performing credit evaluations when permitted (monitoring controls). Credit risk related to customer accounts is diversified. For the periods presented, no single external customer amounted to 10% or more of the Company’s annual operating revenues. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 9). Advances to

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

suppliers are made only to a select group of long-standing suppliers. The financial condition of these suppliers is analyzed on an on-going basis to limit credit risk. Counterparties to the Company’s derivative contracts are also major, creditworthy financial institutions and organized exchanges. The Company considers exposure to credit loss due to non-performance of their counterparties to be remote.

(e)	Fair value of financial instruments

The fair value of the main financial instruments and book values at December 31 are as follows:

		2004		2003
		Book	Market	Book	Market
		value	value	value	value
(i)	Marketable securities	5,403,398	5,403,398	4,240,198	4,240,198
(ii)	Loans and financing	10,789,288	10,687,177	10,936,923	10,872,239
(ii)	Debentures	1,225,016	1,225,526	1,222,861	1,182,748
(iii)	Derivatives	1,417,100	1,249,063	(852,228)	(573,489)

The carrying amounts of cash and cash equivalents, accounts receivable, suppliers and short-term financing approximates fair value due to short-term maturity of these instruments.

(i)	The book value of marketable securities on December 31, 2004 and 2003 approximate the fair value, because they are recorded at realizable value and their short-term maturity.

(ii)	The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the market interest rate usually charged for operations with similar risks, terms and maturity dates, and approximates the book values.

(iii)	The fair value of derivatives differs substantially from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to their maturity.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

27	Employee Benefits

(a)	SISTEL/Fundação Atlântico

“Fundação Sistel de Seguridade Social’ (“SISTEL”) is a private, non-profit pension plan created on November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

The Company sponsors two defined benefit private pension plans, (PBS-A and PBS-Telemar) and a defined contribution private pension plan (TelemarPrev).

With the statutory changes approved by the Secretariat for Complementary Pensions (“Secretária de Previdência Complementar”) on January, 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos — “PBS-A”).

In December 2001, SISTEL opted for the Special Taxation System provided for in Art. 2 of Provisional Measure N° 2222, of September 4, 2001, to take advantage of the tax amnesty in connection with the payment of Income Tax and Tax on Financial Transactions (“IOF”), contested in court and provisioned. Such amnesty required the payment of the provisioned principal amount only, with no interest and restatement. Since the provisioned balance was higher than the payment, the remaining funds from the provisions for tax contingencies were transferred to benefit plans. For the TelemarPrev plan, however, due to its characteristics and nature, part of the resources, totaling R$ 153,233 returned to the Company in March and April 2002, based on legal and actuarial reports and authorization from the Secretariat for Complementary Pensions.

Pursuant to Art. 33 of Complementary Law N° 109 of May 29, 2001, the Executive Board of SISTEL filed in October 2004 a request to transfer to ”Fundação Atlântico de Seguridade Social” (foundation for social security) the management of the PBS-Telemar and TelemarPrev plans. This foundation was formed by the Company and authorized to start the management of the assets as of January 12, 2005 by the Secretariat for Complementary Pensions.

The accounting records of the pension and social assistance plans are totally segregated, enabling the determination of results per benefit plan.

The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to the recording of benefits granted to employees, approved by CVM Resolution N° 371, of December 31, 2000, are presented below.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

In 2004 and 2003, the Parent Company and its subsidiaries did not contribute to the pension plans considering that the plans have surplus.

(i)	Defined benefit plans (PBS-A and PBS-Telemar)

At the time of the SISTEL restructuring, the PBS -Telemar (individual) plan was introduced, maintaining the rights established in PBS-A (multi-sponsored). In addition to monthly income supplementation benefit, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis. This plan is closed for new participants since the creation of TelemarPrev in September 2000.

The actuarial method to determine the cost of benefits is the capitalization method. During 2004, the contribution of the Company and its subsidiaries was 9.5% of the payroll cost of the employees that participate in the PBS-Telemar plan (about 300 employees), of which 8% is allocated to PBS -Telemar and 1.5% to PAMA. The contribution from active participants is the sum of: (a) between 0.5% and 1.5% of the participation salary (minimum of the total participant’s salary and R$24,118.54 — December 2004) depending on the age of the participant; (b) 1% of the participation salary that exceeds half the contribution salary (minimum of the participant’s salary and one SISTEL Standard Unit), limited to the value of the SISTEL Standard Unit (RS 1,959.03 — December 2004), annually adjusted in June by the discount rate of the plan’s liabilities; and (c) 11% of the amount which exceeds the contribution salary.

During the years ended December 31, 2004 and 2003 there was no contribution by the Company.

Reconciliation of assets and liabilities at December 31:

	2004		2003
		PBS-		PBS-
	PBS-A (*)	Telemar	PBS-A (*)	Telemar
Fair value of plan assets	2,584,900	161,920	2,303,905	159,796
Present value of actuarial liabilities	(1,987,722)	(141,800)	(1,928,218)	(133,124)

Fair value of assets in excess of actuarial liabilities	597,178	20,120	375,687	26,672

(*)	This plan does not include active participants and there is sufficient technical surplus to cover future actuarial liabilities.

Although the plans assets exceed the actuarial liabilities at December 31, 2004 and 2003, such excesses will not be recognized as its reimbursement is not determined by law; in addition, PBS-A is not a contribution plan.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

Changes in plan assets:

		PBS-
	PBS-A	Telemar
Fair value of assets at December 31, 2003	2,303,905	159,796

Benefits paid during the year	(173,533)	(16,656)
Reversed contributions during the year		409
Actual yield of plan assets	454,528	18,371

Fair value of plan assets at December 31, 2004	2,584,900	161,920

Changes in actuarial liabilities:

		PBS-
	PBS-A	Telemar
Liabilities at December 31, 2003	1,928,218	133,124

Gross current service cost (including interest)		713
Interest on actuarial liability	208,423	17,207
Benefits paid in the year	(173,533)	(16,656)
Actuarial loss	24,614	7,412

Liabilities at December 31, 2004	1,987,722	141,800

The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.

(ii)	Defined contribution pension plan (TelemarPrev)

The Company sponsors the TelemarPrev plan of SISTEL, approved by the Secretariat for Complementary Pensions in September 2000.

On November 21, 2002, the Secretariat for Complementary Pensions approved a series of alterations to the TelemarPrev regulations, submitted by SISTEL. The changes focus on providing participants with much more flexibility, conforming the plan to the ruling legislation, and enabling the implementation of procedures to enhance the safety of the plan investment policy, “Asset Liability Modeling"(ALM).

The plan assures to the participants benefits categorized as follows: (i) risk benefits, and (ii) programmable benefits.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The usual contribution from participants consists of two parts: (i) basic — equivalent to 2% of the participation salary, and (ii) standard — equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional contributions from the participant are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months. Occasional contributions from the participant are also optional, must not be lower than 5% of the participation salary cap.

The plan establishes the contribution parity for contributions from participants and sponsors, up to the limit of 8% of the participation salary, however the sponsor is not required to follow any additional or occasional contributions by the participant. The actuarial method to determine the cost of benefits is the capitalization method.

During the years ended December 2004 and 2003, the Company made no contributions to TelemarPrev.

The reconciliation of assets and liabilities at December 31, 2004 and 2003 is not presented, as this is a defined contribution plan.

(iii)	Plan results expected for 2005 are as follows:

		PBS-
	PBS-A	Telemar
Estimated remuneration of assets	304,277	21,871
Current service cost		(669)
Unrecognized actuarial gains		3
Interest cost	(214,328)	(18,295)

Total income expected for 2005	89,949	2,910

(iv)	Main actuarial assumptions

The main actuarial assumptions used in the calculation of PBS-A, PBS-Telemar and TelemarPrev are as follows:

	Annual %
	2004			2003
			PBS -		PBS -
			Telemar and		Telemar and
	PBS-A		TelemarPrev	PBS-A	TelemarPrev
Discount rate of actuarial liability (*)	11.30		13.42	11.30	13.42
Expected remuneration rate of assets (*)	12.20		13.75	11.30	13.96
Estimated inflation rate	5.00		7.00	5.00	7.00
Estimated salary increase	(**	)	7.00	5.00	7.00
Estimated benefit increase rate	7.00		7.00	7.00	7.00

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(*)   Includes 5% inflation for PBS-A and 7% inflation for PBS-Telemar and TelemarPrev. Since PBS-A is a multi-sponsored plan, the actuarial assumptions are determined based on negotiations between all sponsors, which may differ from the Company’s assumptions for the plans individually sponsored.

(**) This plan has no active participants.

(b)	Employees’ profit sharing

The profit sharing plan started in 1999 to incentivize employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

•	Meeting the targets for economic value added (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic value added); and

•	Increase in the net cash position to reduce the indebtedness, in particular in 2003.

At December 31, 2004, the Company recorded provisions based on best estimates for the accomplishment of these targets, in the amount of R$ 78,601 (2003 — R$ 113,771). The recorded provision also includes a provision for possible losses on stock options (see comments in Note 25(h)).

The changes in the provision can be summarized as follows:

Balance of the provision on December 31, 2003	113,771

Payment of profit sharing referring to the year 2003	(146,055)

Provision of 2004 (Note 5)
Profit sharing provision, including prior year’s payments complement	109,841
Stock options compensation (Note 25(h))	1,044

Balance of the provision on December 31, 2004	78,601

Until December 31, 2003, the Company classified such amounts separately in the statement of income for the year. As from 2004, the Company records such amounts as “Other operating expenses” (Note 5), to align with the local elaboration of financial statements’ best practices.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(c)	Other benefits

The Company provides its employees with medical and dental plans, drugstore benefits, day-care support and group life insurance through discounts in the payroll according to salary rates set out in the collective labor agreements.

28	Transactions with related parties

Loan contracts with BNDES

In December 1999, the Company signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$ 400 million, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.

In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a line of credit of up to R$ 2,700 million, with floating interest rates based on TJLP plus 3.85% per year and a currency basket published by BNDES (UMBND), to be paid on a quarterly basis in the first year and thereafter on a monthly basis until January 2008. The principal amount is amortized on a monthly basis as of January 1, 2002, with final maturity in January 2008. Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of a consortium which also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002 there have been no withdrawals from this line of credit, which started to be amortized in January 2002.

At December 31, 2004, the balance of this line of credit shown in the balance sheet totals R$ 1,707.2 million (2003 — R$ 2,246.5 million). During 2004, the Company withdrew R$ 327,767 and R$ 400,000, respectively, relating to new loan agreements entered into with BNDES in October 2003 and September 2004, for the total amount of R$ 1,183,000. The funds were used to expand the telecommunications network and introduce operating improvements.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

Investment and contract with iG

As discussed in Note 1(a), the Company, through its subsidiary TNL. Net, had an indirect interest representing 17.5% of the total capital of the internet gate iG, which had among its shareholders some of the shareholders of Telemar Participações, such as Global Internet Investment (related to Asseca Participações S.A.) and Andrade Gutierrez Contractors (related to AG Telecom Participações). In February 2001, TNL.Acesso signed agreements with iG to operate all the portal access infrastructure for five years. As a result of the sale of the interest in iG to Brasil Telecom, all agreements between TNL. Acesso and iG were terminated, as well as the parties’ rights and duties.

Administration fee — Telemar Participações

As disclosed in Note 3, in the Extraordinary General Meeting of November 30, 1999, the shareholders deliberated and approved an agreement to render managing and administrative services between the Company and Telemar Participações S.A, major shareholder of Parent Company, charging an administration fee, as allowed for in the concession contracts. This agreement was in effect until December 31, 2003, and has not been renewed.

Rental of transmission infrasctructure

AIX renders services to Telemar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2004, such costs added up to R$ 20,933 (2003 — R$ 40,676) and are recorded as “Rentals and insurance” in Note 3.

TelemarPrev investments (pension funds)

As described in Note 39 (h), TelemarPrev had investments in equity security in approximately 36 Brazilian companies at December 31, 2004, including Telemar Participações, Fiago Participações S.A., L.F. Tel S.A. and TNL. These four investments totaled R$ 666,357 in which Telemar Participações and Fiago Participações represent a combined 68.7% of this amount.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

29	Segment reporting

	(In millions of Brazilian Reais)					2004
				Other
				segments
	Fixed-line	Mobile	Contact	and	Intercompany
	telephone	telephone	center	holding	eliminations	Consolidated
Gross operating revenues:
Local services	11,581.7	925.7				12,507.4
Long distance services	3,661.3					3,661.3
Remuneration for network usage	1,269.3	781.9			(657.3)	1,393.9
Sale of handsets and accessories		747.8				747.8
Data transmission	1,508.0			596.7	(497.1)	1,607.6
Contact center			709.1		(453.2)	255.9
Other revenues	1,746.8	217.4	0.2	201.2	(214.9)	1,950.7

	19,767.1	2,672.8	709.3	797.9	(1,822.5)	22,124.6

ICMS and other taxes on revenues	(5,510.6)	(521.8)	(54.7)	(54.8)	81.1	(6,060.8)
Discounts and returns	(147.1)	(59.9)		(15.1)		(222.1)

Net operating revenues	14,109.4	2,091.1	654.6	728.0	(1,741.4)	15,841.7

Costs of services rendered and goods sold:
Interconnection	(3,053.0)	(119.9)		(0.9)	657.3	(2,516.5)
Depreciation	(2,585.6)	(338.1)	(22.3)	(28.4)		(2,974.4)
Costs of handsets and accessories		(932.1)				(932.1)
Other	(1,878.2)	(415.0)	(551.8)	(331.6)	473.2	(2,703.4)
Selling expenses:
Third party services and marketing	(1,310.4)	(399.1)	(3.9)	(168.6)	788.0	(1,094.0)
Provision for doubtful accounts	(503.7)	(53.1)		(7.5)		(564.3)
Other	(250.8)	(73.3)	(1.9)	(0.1)	2.2	(323.9)
General and administrative expenses	(753.8)	(132.5)	(32.2)	(37.7)	6.5	(949.7)
Financial result, net	(1,450.8)	(148.0)	1.0	(33.5)	(9.9)	(1,641.2)
Other operating result, net	(1,019.7)	60.7	(13.0)	825.6	(489.0)	(635.4)
Net income (loss) for the year	887.9	(459.5)	37.9	770.2	(485.5)	751.0

Accounts receivable, net	3,280.6	357.2	39.8	114.3	(161.9)	3,630.0
Property, plant and equipment, net	10,507.9	2,697.8	178.5	386.0		13,770.2
Loans and financing	6,681.3	471.2	25.3	3,921.3	(309.9)	10,789.2

Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

	(In millions of Brazilian Reais)					2003
				Other
				segments
	Fixed-line	Mobile	Contact	and	Intercompany
	telephone	telephone	center	holding	eliminations	Consolidated
Gross operating revenues:
Local services	11,074.5	478.8				11,553.3
Long distance services	2,963.6					2,963.6
Remuneration for network usage	1,303.5	488.5			(345.3)	1,446.7
Sale of handsets and accessories		598.4				598.4
Data transmission	1,146.2			414.7	(377.0)	1,183.9
Contact center			448.0		(354.2)	93.8
Other revenues	1,518.5	106.4		11.0	(48.7)	1,587.2

	18,006.3	1,672.1	448.0	425.7	(1,125.2)	19,426.9

ICMS and other taxes on revenues	(4,940.8)	(284.4)	(37.3)	(39.0)	60.0	(5,241.5)
Discounts and returns	(132.6)	(43.5)		(6.5)		(182.6)

Net operating revenues	12,932.9	1,344.2	410.7	380.2	(1,065.2)	14,002.8

Costs of services rendered and goods sold:
Interconnection	(2,779.3)	(111.7)		(6.1)	366.0	(2,531.1)
Depreciation	(2,862.8)	(281.1)	(13.9)	(40.2)		(3,198.0)
Costs of handsets and accessories		(740.9)				(740.9)
Other	(1,843.9)	(291.5)	(320.9)	(134.1)	375.9	(2,214.5)
Selling expenses:
Third party services and marketing	(1,064.4)	(282.6)	(2.3)	(124.0)	628.1	(845.2)
Provision for doubtful accounts	(534.9)	(59.7)	(0.3)	(2.7)		(597.6)
Other	(247.1)	(49.2)	(1.6)	(1.5)	3.6	(295.8)
General and administrative expenses	(693.2)	(107.3)	(22.2)	(39.9)	7.3	(855.3)
Financial result, net	(1,402.9)	(858.0)	2.6	80.0		(2,178.3)
Other operating result, net	(449.1)	280.8	(1.7)	86.1	(148.0)	(231.9)
Net income (loss) for the year	794.5	(873.8)	93.6	726.0	(527.6)	212.7

Accounts receivable, net	3,232.2	367.9	26.7	71.0	(164.3)	3,533.5
Property, plant and equipment, net	12,164.4	2,246.0	105.5	384.4		14,900.3
Loans and financing	8,731.2	18.3		5,093.1	(2,905.7)	10,936.9

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

	(In millions of Brazilian Reais)					2002
				Other
				segments
	Fixed-line	Mobile	Contact	and	Intercompany
	telephone	telephone	center	holding	eliminations	Consolidated
Gross operating revenues:
Local services	9,851.6	54.1				9,905.7
Long distance services	2,066.3					2,066.3
Remuneration for network usage	1,503.9	73.5			(52.7)	1,524.7
Sale of handsets and accessories		388.0				388.0
Data transmission	967.8			147.2	(209.2)	905.8
Contact center			228.2		(182.1)	46.1
Other revenues	1,235.7	13.7		11.9	(6.5)	1,254.8

	15,625.3	529.3	228.2	159.1	(450.5)	16,091.4

ICMS and other taxes on revenues	(3,988.7)	(80.9)	(16.5)	(10.9)	25.9	(4,071.1)
Discounts and returns	(124.1)	(22.2)				(146.3)

Net operating revenues	11,512.5	426.2	211.7	148.2	(424.6)	11,874.0

Costs of services rendered and goods sold:
Interconnection	(2,401.0)	(21.0)			52.8	(2,369.2)
Depreciation	(3,297.8)	(84.6)	(7.8)	(15.8)		(3,406.0)
Costs of handsets and accessories		(414.7)				(414.7)
Other	(1,637.1)	(127.1)	(173.3)	(190.3)	116.8	(2,011.0)
Selling expenses:
Third party services and marketing	(720.4)	(162.2)	(2.1)	(1.3)	324.7	(561.3)
Provision for doubtful accounts	(614.0)	(1.8)	(0.1)	(0.1)		(616.0)
Other	(230.7)	(17.2)	(1.7)	(2.9)	0.5	(252.0)
General and administrative expenses	(765.8)	(52.5)	(17.3)	(70.2)	69.1	(836.7)
Financial result, net	(1,460.2)	(401.6)	(6.9)	(155.4)		(2,024.1)
Other operating result, net	215.2	(4.7)	(0.9)	(451.0)	175.0	(66.4)
Net income (loss) for the year	698.0	(738.3)	0.9	(515.6)	139.4	(415.6)

Accounts receivable, net	2,526.0	291.2	25.8	119.8	(323.5)	2,639.4
Property, plant and equipment, net	14,310.6	1,913.0	79.0	540.3		16,842.9
Loans and financing	4,562.8	2,632.3		4,231.9	(1,973.7)	9,453.3

30	Commitments

(a)	Rentals

The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases amounted to R$ 495.3 million, R$ 439.4 million and R$ 349.8 million for 2004, 2003 and 2002, respectively.

The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2004 and expiring in 2005 amount to R$ 574.0 million

The Company has several capital lease agreements for information technology equipment. The amounts charged to income for the years 2004, 2003 and 2002 were R$ 44,926, R$ 24,364 and R$ 16,112, respectively (Note 15).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(b)	Labor agreements

The state labor unions are associated either with the Federação Nacional dos Trabalhadores em Telecomunicações - “Fenattel” (National labor union, or with the Federação Interestadual dos Trabalhadores em Telecomunicações - “Fittel” (Interstate labor union). Management negotiates new collective labor agreements every year with the local labor unions.

(c)	Reversibility of property, plant and equipment

A substantial part of the property, plant and equipment of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

31	Insurance

During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.

Assets and responsibilities of material value and/or high risk are covered by insurance. Parent Company and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets

Amount
covered
Insurance type
Operating risks/profit interruption	560,000
Third party liability - comprehensive	20,000
Third party liability - vehicles	3,000
Third party liability - third parties	57,768
Insurance guarantee	28,441

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

32	Subsequent events

(a)	On January 26, 2005, the Company published a Relevant Fact announcing that its Board of Directors had approved the inception of a share buy-back program, to be subsequently cancelled or held in treasury, with a 90-day term, until April 26, 2005.

Shares will be repurchased using the “Investment Reserve” funds. The repurchase will be limited to 3,458 common and 20,431 preferred shares which correspond, for each type, to less than 10% of total shares outstanding.

(b)	On February 17, 2005, the Company published a note to shareholders on the reduction of the Company’s capital, informing shareholders that the required documentation is being prepared to obtain the Contax Participações listing with BOVESPA, as well as to implement an “American Depositary Receipts - ADRs” program for the preferred shares of Contax Participações with the SEC.

After such listings with BOVESPA and SEC, transfer of shares and delivery of Contax Participações ADRs to local shareholders and holders of Parent Company ADRs, such papers will be traded on BOVESPA and the over-the-counter market in the United States, respectively.

In due time, Parent Company and Contax Participações will issue a new note to shareholders communicating the date of transfer of the shares and delivery of Contax Participações ADRs, as well as the initial date when Parent Company’s shares and ADRs will be traded on BOVESPA and NYSE “ex-reimbursement of capital as shares in Contax Participações”.

33	Summary of the differences between Brazilian GAAP and US GAAP

The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP as described below:

(a)	Inflation accounting methods and index

In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and constant currency methods relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued as of January 1, 1996. Prior to that date, Brazilian

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

GAAP required inflationary indexation of property, plant and equipment, permanent investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement N° 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.

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

Shareholders’ equity under US GAAP was increased by R$ 57,065 at December 31, 2003 due to the additional inflation restatement adjustments, net of depreciation. In 2004 these additional inflation restatement adjustments were totally depreciated and therefore had no more effect on shareholders’ equity as from December 31, 2004.

(ii)	Inflation index

Under Brazilian GAAP The indexation of the financial statements through 1995 was based on an official government index, the “Unidade Fiscal de Referência” (“UFIR”) except for the year ended December 31, 1990, when it was based on a consumer price index the “Índice de Preços ao Consumidor” (“IPC”). For US GAAP purposes, a general price index, the “Índice Geral de Preços - Mercado”, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(b)	Corporate Reorganization

(i)	Date of acquisition

Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to the approval of the operation by the shareholders. The fixed-line subsidiaries corporate reorganization, occurred in 2001, was recorded based on accounting balances as of March 31, 2001, despite the approval of the operation by the shareholders only occurred on August 2, 2001.

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

Under Brazilian GAAP, the corporate reorganization was accounted for based on book values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries of R$ 50,669 which was recorded as a capital gain in “non operating income”.

Under US GAAP, the consideration given, in the form of shares in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of those shares. The difference between the book value and quoted value of the shares given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization.

The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS N° 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third-parties is recorded at fair-value and the gain or loss on the sale is recorded in income.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(iii)	Determination of differences between Brazilian GAAP and US GAAP

	Shareholders’ equity		Net income
	2004	2003	2004	2003
Fair value adjustment on property, plant and equipment	(44,167)	(44,167)
Reduction in depreciation of property, plant and equipment due to fair value adjustments	21,670	15,089	6,581	6,548

	(22,497)	(29,078)	6,581	6,548

(c)	Pension and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis as the obligations fall due. In December 1999, the Company split-up the SISTEL multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under SISTEL for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. In March 2001, the final period for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is to be disclosed under Brazilian GAAP accounting principles (Note 27). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

The funded status of the plan at December 31, 2004 and 2003, in accordance with US GAAP, is presented in Note 39. To calculate the funded status in accordance with the provisions of SFAS N° 87, “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures under US GAAP are also provided in Note 39. Brazilian GAAP and US GAAP does not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

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

Under US GAAP, a portion of the expansion plan contributions was allocated to shareholders’ equity (the Company issued shares up to 1996) or minority interests (the subsidiaries issued shares as from 1997) based on the market-value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred income and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

(e)	Different criteria for capitalizing interest

As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and the part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, in compliance with a regulation issued by the CVM (Deliberação CVM N° 193), management changed its interest capitalization policy. Similar to US GAAP, under this regulation interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest includes: (i) monetary gains and losses associated with

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

loans and financing in foreign currency and (ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.

Under US GAAP, in accordance with the provisions of US SFAS N° 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not associated with construction-in-progress can be capitalized.

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

Under US GAAP, all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The Company does not account for any activities as hedging activities.

(g)	Deferred charges on pre-operating period

Under Brazilian GAAP, expenses incurred during the pre-operating period are deferred until the entity is fully operational, at which time the expenses are amortized to income over the time of the expected future benefit of the new subsidiary (Note 17).

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

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.

In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104 - Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because an equal amount of revenue and expense was deferred, there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2004, 2003 and 2002 of R$ 58,511, R$ 80,589 and R$ 141,302, respectively.

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

Under US GAAP, material lease contracts which meet one of the following four criteria according to SFAS N° 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair-value of the leased asset over any related investment tax credit.

(j)	Stock option plan

Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price. However, the Company started recording a provision for stock option plan compensation in 2003. This provision is calculated according to US GAAP and therefore the adjustment calculated for US GAAP reconciliations is no longer necessary.

Under US GAAP in accordance with APB 25, “Accounting for Shares Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the market-price of the shares purchased over the option price. The market-value discount at which employees can buy shares identifies a stock option plan as a compensatory plan. Terms of the stock option plan determine the amount

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

of shares to be granted but do not determine a fixed price. According to the stock option plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. Also, the exercise price is adjusted for IGP-M plus 6% p. a. from the grant date until the exercise date. Since the ultimate option price is not known until the exercise date, the stock option plan is considered a variable plan. In variable plans, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented using the fair-value method. The fair-value is determined using an option-pricing model (Black-Scholes or binomial option models) which takes into account the share price at the grant date, the exercise price, the option’s expected life, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the option’s expected life. However, based on the terms of the Company’s stockoption plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures are provided in Note 25(h). As of 2003 the Company recorded under Brazilian GAAP a provision for Stock Option compensation expense calculated according to US GAAP.

(k)	Earnings per share

Under Brazilian GAAP, net income per share is calculated using the number of share outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares. share

Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 25). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

is distributed equally among holders of preferred shares and common shares. Undistributed net income is computed by deducting the preferred dividend and common share dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

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

The weighted-average number of common and preferred shares used in computing basic earnings per share for (i) 2004 was 126,642 thousand and 255,571 thousand, respectively, (ii) 2003 was 125,284 thousand and 254,256 thousand, respectively, and (iii) 2002 was 123,171 thousand and 250,029 thousand, respectively.

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on own-capital, of R$ 2.90 per thousand preferred shares in 2004, R$ 2.10 per thousand preferred shares in 2003 and R$ 1.33 per thousand preferred shares in 2002.

(l)	Income tax and social contribution

Under Brazilian GAAP, the Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies under Brazilian GAAP for providing for deferred taxes are substantially in accordance with SFAS N° 109, “Accounting for Income Taxes”. The tax credits relating to loss carryforwards and temporary differences are recognized to the extent future realization is considered certain, pursuant to CVM Instruction N° 371 issued on June 27, 2002, based on estimates of future taxable income over a ten-year period, at present value. At December 31, 2004 the Company has not recognized tax credits in the amount of R$ 511,145 (December 31, 2003 - R$ 340,044) relating to tax loss carryforwards and temporary differences of subsidiaries that do not demonstrate future realization.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

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

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.

(m)	Provision for dividends and interest on own-capital

Under Brazilian GAAP, at each balance sheet date the board of directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on own-capital is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverse out the same amount as a reversal of the financial expense.

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

Under Brazilian GAAP, investments in affiliated companies is accounted for under the equity method if the company has influence over the administration or holds more than a 20% participation (voting or non-voting shares) in the investee. Until December 27, 2002, the Company owned only preferred shares of Pegasus, and under Brazilian GAAP accounted for the investment using the equity method.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

Under US GAAP, the equity method is required if the Company holds 20% or more of the voting shares of an investee and has the ability to exercise significant influence over the investee’s operational and financial decisions. In February 2003, the Company acquired the remaining share participation of Pegasus (Note 1(b)).

(o)	Segment reporting

Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003 (including comparative numbers for 2002). The segment reporting included in the Brazilian GAAP uses the presentation basis of US GAAP.

Under US GAAP, SFAS N° 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers.

(p)	Permanent assets

Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and tax law through 1995.

Under US GAAP, some assets would be classified as non-current assets, especially intangible assets.

(q)	Retained earnings

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

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(r)	Statement of cash flows

Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information based on NPC 20 (Note 1(e)).

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS N° 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. As of 2004 the statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of US GAAP.

(s)	Classification of income statement line items

Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2004, 2003 and 2002. Accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 37). The reclassifications are summarized as follows:

•	Interest in subsidiaries, whereby credits made directly to equity which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed statement of operations in accordance with US GAAP.

•	Interest income and interest expense such items, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 35, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

•	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. Such amounts have been reclassified to other operating expense, net in the condensed consolidated statement of operations in accordance with US GAAP.

(t)	Business Combinations

Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by computing the difference between the cost of acquisition and its underlying book value. If the goodwill or negative goodwill is based on future expectations, the goodwill amortization is recognized to income over a period consistent with the period over which the expectation is to incur gains or losses. If the goodwill or negative goodwill is based on fair value of property, plant and equipment, the amortization is recognized to income over a period consistent with the assets useful lives.

Under US GAAP the Company adopted the procedures determined by SFAS N° 141 Business Combinations (“SFAS 141”) to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset or to be classified in the balance sheet as property, plant and equipment.

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable asset is recorded as goodwill. Effective January 1, 2002, the Company adopted SFAS N° 142 Goodwill and Other Intangible Assets (“SFAS 142”). This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.

The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually unless indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

As of January 1, 2002, for US GAAP reconciliation purpose the Company ceased amortization of goodwill recorded in conjunction with past business combinations. The Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002.

Parent Company’s intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,
	2004		2003
	Carrying	Accumulated	Carrying	Accumulated
	amount	amortization	amount	amortization
Intangible assets subject to amortization:
Licenses - Oi (i)	1,236,567	(216,152)	1,232,045	(127,449)
Synergies - Acquisition of Pegasus (ii)	114,250	(45,700)	114,250	(22,850)

Intangible assets not subject to amortization:
Non-allocated goodwill - Acquisition of Pegasus	138,870		138,870

Total Intangible Assets	1,489,687	(261,852)	1,485,165	(150,299)

(i)	Refers to the amount paid by Oi, in February 2001, to operate personal mobile service and to use radio frequencies and some new authorizations acquired in July 2003 and January 2004 (Note 16). The Company began amortizing the main license, acquired in 2001, as of July 2002, upon the commenced operations, on a straight-line basis, through the license’s expiration date in March 2016.

(ii)	Refers to the amount of goodwill paid by the Company to third parties on the acquisition of Pegasus (Note 1(b)) allocated as synergies, justified by the gains of the combined operations of Telemar and Pegasus, and to the non-allocated goodwill. For Brazilian GAAP and US GAAP the Company began amortizing the synergies as of January 2003 on a straight-line basis over the term of the expected return, which is five years. For US GAAP reconciliation purposes the accumulated amortization amount is presented as “Amortization of Pegasus’ goodwill”.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of Pegasus’ acquisition, adjusted in 2003 as mentioned in Note 1(b):

Current assets	51,192
Long-term assets	67,380
Property, plant, and equipment (iii)	484,545
Intangible assets - Synergies	114,250
Indefeasible rights of use	532,162
Non-allocated goodwill	138,870

Total assets acquired	1,388,399

Current liabilities (*)	477,223
Long-term debt (*)	587,662

Total liabilities assumed	1,064,885

Total purchase price	323,514

(*)	Including indefeasible rights of use.

(iii)	Includes the amount of goodwill paid by Telemar to third parties on the acquisition of Pegasus (Note 1(b)) allocated as property, plant and equipment, in the amount of R$ 152,084. During 2003, the Company recorded a depreciation expense of R$ 10,674. For US GAAP reconciliation purposes this amount is presented as “Amortization of Pegasus’ goodwill”.

The Company has performed the impairment test for the non-allocated goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. The carrying value did not exceed the fair value so it was not necessary to record impairment and perform the step two.

Participation increase in AIX

On December 16, 2003, as mentioned in Note 1(c), upon the disposition of Alcatel’s participation in AIX and the capitalization of its shareholders’ credits, Pegasus increased its participation in AIX from 18.1% to 50%. Alcatel disposed of its participation in AIX for R$ 1, and based on the independent valuation by third parties, Pegasus recorded a negative goodwill of R$ 53,952. This negative goodwill has been totaly written-off against deferred income.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

On December 31, 2003, Pegasus disposed of the totality of its participation in AIX at its Brazilian GAAP book-value to Telemar. For US GAAP, the negative goodwill of R$ 53,952 was allocated decreasing its long-term accounts receivable based on the fact that the operation mentioned above was carried-out using the credits held against Barramar, which are the main long-term asset of AIX (Note 1(c)).

(u)	New US GAAP accounting pronouncements

(i)	EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under F ASB Statement No. 128, Earnings per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common shares. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company; The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of basic and diluted earnings per share.

(ii)	FSP EITF Issue 03-1-1

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other -Than Temporary Impairment and Its Application to Certain Investments”. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance, of proposed FSP EITF Issue 03-1a. The Company does not expect EITF Issue No. 03-01 to have any impact on its financial position, results of operations or cash flows.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(iii)	Inventory Costs - an amendment of ARB N° 43, Chapter 4

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for 2005. Also, this Statement requires that allocation of fixed production overheads to inventories by June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of this statement would not generate any significant impact on the Company’s financial position, results of operations or cash flows.

(iv)	SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(v)	Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. The Company will apply this statement to measure its share option program for the year ending December 31, 2005.

(vi)	Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

34	Spin-off of Contax Participações

As further discussed in Note 1, on December 29, 2004 the Parent Company’s shareholders approved the spin-off of all Contax Participações’ shares. On March 9, 2005, the spin-off became effective, since in accordance with Brazilian Corporate Law, management needs to wait 60 days, after the minutes that approved the spin-off are registered in the Board of Trade, in order to verify that no creditors opposed.shareShare.

The spin off of Contax Participações will be accounted for as a disposition of discontinued operations as of March 9, 2005, the date of the spin-off enforcement, and accordingly, in the future, the Company’s previously reported results of operations will include the Contax Participações’ results as income from discontinued operations.

If the spin-off of Contax had become effective as of December 31, 2004, the Company’s current assets, total assets, current liabilities and shareholder’s equity, at that date, would have been approximately R$ 10,930.2 million, R$ 28,857.5 million, R$ 7,734.7 million and R$ 7,796.2 million, respectively.

The following is the unaudited pro forma condensed statement of results of operations as if the spin-off transaction had occurred as of December 31, 2004:

	2004	2003	2002
Gross operating revenue	21,370.0	18,888.1	15,708.1

Operating income	3,087.0	2,280.0	1,103.5

Income (loss) before income taxes	1,345.7	1,603.4	(2,449.9)

Income from discontinued operations, net of tax	(9.7)	(59.3)	(68.1)

Net income (loss)	718.3	823.5	(1,326.1)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

35	Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 33	2004	2003	2002
Net income (loss) under Brazilian GAAP		751,037	212,713	(415,598)

Depreciation of additional inflation restatement 1996 and 1997	(a)(i)	(57,065)	(231,987)	(237,449)
Reduction in depreciation due to fair-value adjustment in the 2001 corporate reorganization	(b)(iii)	6,581	6,548	6,701
Change in prepaid pension cost	(c)	31,515	63,608	38,699
Amortization of deferred credit expansion plan contributions	(d)			46,058
Capitalization of interest on construction-in-progress	(e)			(170,338)
Depreciation of capitalized interest	(e)	(7,554)	(11,456)	(33,294)
Fair value adjustments on the derivative instruments	(f)	(110,703)	1,475,254	(1,401,327)
Write-off of deferred charges	(g)	(49)	18,973	(207,137)
Reversal of the amortization of deferred charges	(g)	68,433	58,562	50,113
Deferred revenues on public telephone prepaid calling cards	(h)	13,253	(612)	(1,651)
Reversal of Pegasus’ goodwill amortization under BR GAAP		75,062	75,062
Additional depreciation of Pegasus’ fixed assets	(t)	(33,524)	(33,524)
Pegasus equity method adjustment	(n)(t)			55,719
Capital lease adjustment	(i)	5,056	10,050	2,354
Others	(j)	1,153	3,419	(4,110)

Deferred tax on adjustments		2,666	(487,437)	645,942
Minority interest on adjustments		1,006	(182,445)	232,781

Net income (loss) under US GAAP		746,867	976,728	(1,392,537)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

36	Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 33	2004	2003
Shareholders’ equity under Brazilian GAAP		7,963,297	8,544,633

Additional inflation restatement in 1996 and 1997:	(a)(i)
Property, plant and equipment cost		1,564,826	1,564,826
Depreciation of inflationary effects		(1,564,826)	(1,507,761)
Corporate reorganization:	(b)(iii)
Fair value adjustment on property, plant and equipment		(44,167)	(44,167)
Reduction in depreciation due to fair value adjustments		21,670	15,089
Prepaid pension cost	(c)	287,690	256,175
Capitalizing and depreciating capitalized interest:
Capitalization of interest on construction-in-progress	(e)	(370,491)	(370,491)
Depreciation of difference on capitalized interest adjustment		276,023	283,577
Fair-value adjustments on the derivative instruments	(f)	168,037	278,740
Write-off of deferred charges	(g)	(667,435)	(667,386)
Reversal of the amortization of deferred charges		177,108	108,675
Deferred revenue on public telephone prepaid calling cards	(h)	(5,053)	(18,306)
Reversal of provision for dividends not yet approved	(m)	1,000,000	341,868
Reversal of Pegasus’ goodwill amortization under BR GAAP		150,124	75,062
Additional depreciation of Pegasus’ fixed assets	(t)	(67,048)	(33,524)
Capital lease adjustment	(i)	15,031	9,975
Other	(j)	(2,573)	(3,726)
Deferred tax on adjustments		20,768	18,102
Minority interest on adjustments		(58,137)	(59,143)

Consolidated shareholders’ equity under US GAAP		8,864,844	8,792,218

US GAAP supplementary information:
Property, plant and equipment		45,595,435	43,742,876
Accumulated depreciation		(31,845,027)	(28,711,091)

Net property, plant and equipment		13,750,408	15,031,785

Intangible assets		1,887,349	2,021,791
Accumulated amortization		(283,854)	(260,292)

Net intangible assets		1,603,495	1,761,499

Net property, plant, equipment and intangible assets		15,353,903	16,793,284

Total assets		29,365,820	29,033,470

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

37	Condensed statements of operations prepared in accordance with US GAAP

Years ended December 31	2004	2003	2002
Gross operating revenue	22,079,319	19,347,109	15,948,403
Deductions (primarily indirect taxes like ICMS, PIS and COFINS)	(6,282,867)	(5,424,131)	(4,217,403)

Net operating revenue	15,796,452	13,922,978	11,731,000

Cost of services	(9,115,037)	(8,818,360)	(8,179,013)

Gross profit	6,681,415	5,104,618	3,551,987

Operating (expenses):
Selling	(1,972,185)	(1,717,889)	(1,307,354)
General and administrative	(934,978)	(825,987)	(975,903)
Other operating (expense) income, net	(662,009)	(178,221)	(250,976)

Operating income	3,112,243	2,382,521	1,017,754

Financial income (expense), net	(1,749,996)	(703,047)	(3,532,767)

Income (loss) before taxes and minority interests	1,362,247	1,679,474	(2,515,013)

Income tax and social contribution benefit (expense)	(443,862)	(374,817)	1,021,551

Income (loss) before minority interests	918,385	1,304,657	(1,493,462)

Minority interests	(171,518)	(327,929)	100,925

Net income (loss) and comprehensive income (loss)	746,867	976,728	(1,392,537)

Net income (loss) applicable to each class of shares
Preferred	499,401	654,315	(932,945)
Common	247,466	322,413	(459,592)

Net income (loss)	746,867	976,728	(1,392,537)

Net income (loss) per share:
Common shares - Basic (in Reais)	1.95	2.57	(3.73)
Weighted average common shares outstanding (in thousands of shares).	126,642	125,284	123,171

Common shares - Diluted (in Reais)	1.95	2.57	(3.73)
Weighted average common shares outstanding (in thousands of shares).	126,642	125,284	123,171

Preferred shares - Basic (in Reais)	1.95	2.57	(3.73)
Weighted average preferred shares outstanding (in thousands of shares).	255,571	254,256	250,029

Preferred shares - Diluted (in Reais)	1.94	2.56	(3.70)
Weighted average preferred shares outstanding (in thousands of shares).	257,023	255,935	252,305

Weighted average shares outstanding for the years 2003 and 2002 is presented in the statement above as if the reverse stock split had occurred in 2002 (Note 25(a)).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

38	Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

	Share capital		Unrealized	Treasury
	and additional	Statutory	income	shares	Investment	Retained
	paid-in capital	reserve	reserve	reserve	reserve	earnings	Total
Balances at December 31, 2001	5,290,391	26,817	2,616,444	(260,426)		2,829,866	10,503,092

Dividends prescribed						12,442	12,442
Capitalization of retained earnings	167,605					(167,605)
Funds for capitalization transferred to minority interest						(37,332)	(37,332)
Loss for the year						(1,392,537)	(1,392,537)
Realization of unrealized income			(2,072,492)			2,072,492
Dividends and interest on own-capital						(300,000)	(300,000)

Balances at December 31, 2002	5,457,996	26,817	543,952	(260,426)		3,017,326	8,785,665

Transfer to investment reserve					3,017,326	(3,017,326)
Dividends prescribed						11,781	11,781
Capitalization of retained earnings	167,605					(167,605)
Funds for capitalization transferred to minority interest						(23,845)	(23,845)
Net income for the year						976,728	976,728
Appropriation to legal reserve		33,666				(33,666)
Realization of unrealized income			(543,952)			543,952
Dividends and interest on own-capital						(499,979)	(499,979)
Interest on own-capital declared						(458,132)	(458,132)
Transfer to investment reserve					349,234	(349,234)

Balances at December 31, 2003	5,625,601	60,483		(260,426)	3,366,560		8,792,218

Dividends prescribed						15,224	15,224
Capitalization of retained earnings	167,606					(167,606)
Acquisition of treasury shares				(247,597)			(247,597)
Cancellation of treasury shares				205,736	(205,736)
Dividends						(341,868)	(341,868)
Net income for the year						746,867	746,867
Appropriation to legal reserve		34,464				(34,464)
Interest on own-capital declared						(100,000)	(100,000)
Transfer to investment reserve					118,153	(118,153)

Balances at December 31, 2004	5,793,207	94,947		(302,287)	3,278,977		8,864,844

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

39	Pension and post-retirement benefits in accordance with US GAAP

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

Effective January 2003, plan assets were combined and it is no longer possible to objectively link the assets directly related to specific benefit liabilities. As a result, although the frozen accumulated benefits continue not to represent a risk to the Company, the related assets and liabilities at January 1, 2003 (R$838,723 and R$808,782, respectively) are being presented combined with the assets and liabilities of the risk benefits and PBS-Telemar in the presentation of the Pension Plan disclosure as from 2003.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(a)	Change in benefit obligation

The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2004	2003
Projected benefit obligation at the beginning of the year	1,371,110	275,607
Defined benefit obligations of TelemarPrev (frozen accumulated benefits)		808,782
Service cost	10,667	9,928
Interest cost	179,886	120,245
Benefits paid	(75,397)	(64,906)
Actuarial (gain) loss	5,114	221,454

Projected benefit obligation at the end of the year	1,491,380	1,371,110

(b)	Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2004	2003
Fair value of plan assets at the beginning of the year	1,601,778	619,798
Defined benefits assets of TelemarPrev (frozen accumulated benefits)		838,723
Actual return on plan assets	205,840	207,679
Employee contributions	294	377
Employer contributions	115	107
Benefits paid	(75,397)	(64,906)

Fair value of plan assets at the end of the year	1,732,630	1,601,778

(c)	Accrued prepaid pension cost

Prepaid pension cost recognized is compute as follows for the defined benefit pension plans and parts at December 31:

	2004	2003
Funded status of plan	241,250	230,668
Unrecognized net actuarial gain	76,593	56,737
Prior service cost	2,413	2,985
Unrecognized transition obligation	(32,566)	(34,215)

Prepaid pension cost	287,690	256,175

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(d)	Pension costs

Net periodic defined pension benefit cost for the years ended December 31, includes the following:

	2004	2003
Net service cost	10,667	9,928
Interest cost	179,886	120,246
Expected return on plan assets	(219,291)	(207,927)
Amortization of unrecognized net actuarial gain	(1,371)	(3,425)
Prior service cost	572	572
Amortization of initial transition obligation	(1,649)	(1,649)
Participants’ contributions	(215)	(471)

Net periodic benefit cost	(31,401)	(82,726)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees which had retired prior to the split-up SISTEL. The Company made no contributions to this plan during the years 2004, 2003 and 2002.

(e)	Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2004	2003
Discount rate for determining projected benefit obligations	13.4%	13.4%
Expected long-term rate of return on plan assets	14.0%	14.0%
Annual salary increases	7.0%	7.0%
Rate of compensation increase	7.0%	7.0%
Inflation rate assumption used in the above	7.0%	7.0%

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

(f)	Investment requirements

The Company has no specific investment targets. Its objective is to follow the guidelines established by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans), which are shown below.

2004
	TelemarPrev	PBS-Telemar
Equity securities	0% - 50%	0% - 8%
Debt securities	30% - 100%	70% - 100%
Real estate	0% - 5%	0% - 7%
Loans	0% - 15%	0% - 15%
Fixed income	0%	0%

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar
	2004	2003	2004	2003
Equity securities	20.94%	18.77%	0%	0%
Fixed income	75.36%	80.16%	92.81%	89.87%
Real estate	3.12%	0.29%	6.32%	9.13%
Loans to participants	0.58%	0.78%	0.87%	1.00%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$ 2,249.3 million of assets in December 31, 2004 are divided in the following portfolio: 75.4% in fixed income investments, 20.9% in equity of approximately 36 Brazilian companies, 3.1% in real state and the remaining 0.6% represent loans to participants.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements Expressed in thousands of Brazilian Reais, unless otherwise stated

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, fixed income investments are preferred when choosing the allocation of the R$199.4 million assets, representing 92.8% of the portfolio in December 31, 2004.

* * *