Form 20-F
period 2005-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2006-06-30
CIK 1066113

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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
      127,373,900 common shares, without par value
      254,747,800 preferred shares, without par value
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑          No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐          No ☑
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17          ☑  Item 18
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐          No ☑

PRESENTATION OF INFORMATION
      We have prepared our financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the notes thereto in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on Brazilian corporate law (Law No. 6,404, as amended), the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), and the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade, or CFC), and the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or Ibracon). Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See “Item 3. Key information — Selected financial data — Brazilian GAAP and U.S. GAAP”, “Item 5. Operating and financial review and prospects — Presentation of information”, “Item 5. Operating and financial review and prospects — U.S. GAAP reconciliation” and Note 33 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Notes 35 and 36 for a reconciliation to U.S. GAAP of net income (loss) for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005, Notes 37 and 38 for presentations of results of operations and changes in shareholders’ equity, and Notes 39 and 40 for additional disclosures required under U.S. GAAP prepared in accordance with, and other disclosures required by, U.S. GAAP. We have restated amounts previously reported for our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP for the fiscal years ended December 31, 2003, 2004 and 2005. A discussion of the impact of the restatement on our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP is included in note 34(x) to our consolidated financial statements beginning on page F-1 of this Form 20-F. Our financial statements under Brazilian GAAP did not change as a result of this restatement.
      In this annual report, except where otherwise specified, “TNL”, the “Company”, “we”, “us” and “our” refer to Tele Norte Leste Participações S.A. and its subsidiaries. Telemar Norte Leste S.A., our fixed-line subsidiary, is referred to as “Tmar”, and our mobile phone telecommunications subsidiary, TNL PCS S.A., is referred to as “Oi.” Our controlling shareholder Telemar Participações S.A. is referred to as “TmarPart.” References to the Company’s businesses and operations are references to the businesses and operations of its subsidiaries and/or TNL, as the case may be. References to “U.S. dollars”, “US$” or “$” are to the lawful currency of the United States, and references to “real”, “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.
      This annual report is presented in reais. On June 16, 2006, the selling rate for reais was R$2.2521 to US$1.00.
      References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share of TNL. The ADSs are evidenced by American Depositary Receipts, or ADRs.

FORWARD-LOOKING INFORMATION
      This annual report includes forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. These forward-looking statements include, but are not limited to: (1) statements about current conditions and future trends in our industry and (2) statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, budgets, competitive position, growth opportunities, benefits from new technology, plans and objectives of our management and other matters.
      These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	competition in the Brazilian telecommunications sector;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs;

•	the Brazilian government’s telecommunications policies and changes or developments of the regulations of the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or Anatel), applicable to our company;

•	cost and availability of financing;

•	general level of demand for, and changes in the market prices of, our products and services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific states in which we operate;

•	inflation and fluctuation in exchange rates; and

•	legal and administrative proceedings to which we are a party.
      Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Item 3. Key information — Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.
      You should not unduly rely on these forward-looking statements, which speak only as of the date of this annual report. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospects. See “Item 10. Additional information — Documents on display.”

PART I

Item 1.	Identity of directors, senior management and advisors
      Not applicable.

Item 2.	Offer statistics and expected timetable
      Not applicable.

Item 3.	Key information
Recent developments

Proposed corporate restructuring
      As part of a proposed corporate restructuring, TmarPart and TNL will ask their shareholders to approve a corporate transaction under Brazilian corporate law known as an incorporação de ações, which we refer to as the stock swap. In this transaction, first announced by the Company on April 18, 2006, TNL’s common shareholders will receive 41.5145 TmarPart common shares for each TNL common share they hold, TNL’s preferred shareholders will receive 15.7897 TmarPart common shares for each TNL preferred share they hold and TNL’s ADS holders will receive 7.8948 TmarPart ADSs (each TmarPart ADS will represent two TmarPart common shares) for each TNL ADS they hold.
      The stock swap is conditioned upon completion of a secondary offering of TmarPart’s common shares owned by certain of TmarPart’s current shareholders. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98. We currently expect that the stock swap and secondary offering will be completed in the second half of this year.
      The following table sets forth exchange ratios for TmarPart and TNL shareholders in the stock swap:

							Direct equity
		Current direct				Number of	interest in
	Number of	and indirect				TmarPart	TmarPart
	outstanding	equity interest		Exchange		shares post	post stock
	shares	in TNL(1)		ratio(2)		stock swap(2)	swap

	(in thousands)					(in thousands)
TmarPart’s current shareholders
TmarPart ON	3,432,901	17.9%		—	(3)	3,432,901	34.7%	(4)
TNL minority shareholders
TNL ON	58,870	15.4%		41.5145		2,443,948	24.7%
TNL PN	254,748	66.7	%(5)	15.7897		4,022,391	40.6%
Total						9,899,240

ON: common shares
PN: preferred shares

(1)	Percentages shown do not reflect the relative fair market values of the interests in TNL.

(2)	Simultaneously with the pricing of the secondary offering, we will conduct a 10:1 reverse stock split, which is not reflected in these ratios and amounts.

(3)	TmarPart’s current shareholders are not exchanging shares, they will retain their current shares.

(4)	Following the secondary offering, 2,375 million shares will be held by TmarPart’s current shareholders, which equals 24.0% of our outstanding common shares following the stock swap.

(5)	Although TNL’s preferred shareholders have a 66.7% direct and indirect equity interest in TNL, because their interest is non-voting, for purposes of the stock swap and corporate restructuring, the nature of their interests is comparable to that of the TNL common shareholders (with the exception of TmarPart), and thus, for certain purposes to describe the stock swap, we refer collectively to the TNL preferred share holders and TNL minority common shareholders as the TNL minority shareholders.

Other transactions contemplated in the proposed restructuring
      It is expected that, simultaneously with the pricing of the secondary offering, TmarPart will conduct a 10:1 reverse stock split. Sometime after the consummation of the stock swap and secondary offering, we currently intend to complete the following additional steps related to Tmar’s capital structure as part of the corporate restructuring:

„	the voluntary conversion of Tmar preferred shares into Tmar common shares at the exchange ratios set forth in the Rothschild valuation;

„	at our discretion, the redemption of any unconverted Tmar preferred shares in accordance with the terms of those securities; and

„	the voluntary migration of Tmar common shareholders to TmarPart.

Share ownership and corporate structure after the corporate restructuring
      The following chart sets forth (1) our current capital structure, (2) our expected capital structure after completion of the stock swap and secondary offering and (3) our expected capital structure after completion of the remainder of the corporate restructuring (primarily related to Tmar):

(1)	Assumes all Tmar minority shareholders migrate to TmarPart.
Selected financial data
      The selected financial information presented below should be read in conjunction with our financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 and the notes thereto, or the consolidated financial statements. The consolidated financial statements have been audited by our independent auditors, and their report on the consolidated financial statements are presented in this annual report under “Item 18. Financial statements.” The selected financial information as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 has been derived from the Company’s consolidated financial statements prepared for those fiscal years and are not included in this annual report.
      The following paragraphs discuss important features of the presentation of the selected financial information and the consolidated financial statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and financial review and prospects.”
Brazilian GAAP and U.S. GAAP
      The consolidated financial statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “Item 5. Operating and financial review and prospects — U.S. GAAP reconciliation” and Note 34 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Notes 37 and 39 for a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2005, Notes 36 and 38 for net income for the years ended December 31, 2003, 2004 and 2005 and Note 39 and 40 for additional disclosures required under U.S. GAAP.

Accounting consequences of the breakup of Telebrás
      Following the restructuring of Telebrás into the 12 new holding companies, or the New Holding Companies, in 1998, Telebrás’s shareholders established the shareholders’ equity of each of the New Holding Companies, and allocated a portion of the retained earnings of Telebrás to each in proportion to the total net assets allocated to each such company. The retained earnings allocated to TNL resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of Tmar. Thus, the amount of distributable retained earnings of TNL includes retained earnings allocated to TNL in the restructuring of Telebrás.
Effects of corporate reorganization
      Prior to August 2001, we provided fixed-line telecommunications services through 16 fixed-line subsidiaries, one in each of the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapá, Amazonas, Pará, Rio de Janeiro, Minas Gerais and Espírito Santo in Brazil (excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, or CTBC, operates independently) (collectively, Region I). In August 2001, our 16 operating fixed-line subsidiaries were reorganized through the merger of 15 fixed-line subsidiaries into Telecomunicações do Rio de Janeiro S.A., or Telerj, the surviving fixed-line subsidiary. The corporate name of Telerj was changed to Telemar Norte Leste S.A.
      The purpose of the merger was to simplify our operations by consolidating them into one single operating company and, therefore (1) increase our productivity and the efficiency of the services provided; (2) achieve greater synergy among our operations; (3) reduce our operating costs and tax burden associated with intercompany transactions; (4) enhance efficiency and the capacity of our subsidiaries to obtain funding; and (5) increase the value and liquidity of the shares for Tmar’s shareholders.
      In the merger, the minority public shareholders of the 15 fixed-line subsidiaries received common shares of Telerj in exchange for common shares held by them in each of the 15 fixed-line subsidiaries. Public holders of preferred shares of those subsidiaries received preferred shares class “A” of Telerj. The exchange ratios were established according to the asset value of each subsidiary, calculated on a stand-alone basis, plus a 12% premium offered to shareholders who agreed to exchange their shares for Telerj shares. The total payment made to the dissenting shareholders of these subsidiaries, who exercised their redemption rights, amounted to R$185.9 million. The valuation of the subsidiaries’ assets was based on the subsidiaries’ net book values derived from the balance sheet as of March 31, 2001.
      Following the merger (in September 2001), only the shares of Telemar Norte Leste S.A. were traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the BOVESPA). The new shares of Telemar Norte Leste S.A. started trading on the BOVESPA under the trade name of Telemar NL, represented by the symbols TMAR3 for common shares, TMAR5 for preferred shares class A and TMAR6 for preferred shares class B. There was no change of trade name or ticker symbol for TNL’s common and preferred shares on the BOVESPA, which trade under the symbols TNLP3 and TNLP4 for the common shares and preferred shares of TNL, respectively. TNL’s American Depositary Shares, each representing one preferred share of TNL, trade on the New York Stock Exchange under the symbol TNE. In addition to the above-described events, all the assets, rights and liabilities of our 15 fixed-line subsidiaries were transferred to Telerj, which had its share capital increased from R$3,816.1 million to R$7,088.1 million. The reorganization, defined as incorporação under Brazilian GAAP, was implemented in accordance with Brazilian GAAP and Brazilian securities law.
Selected financial information
      We have restated amounts previously reported for our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP for the fiscal years ended December 31, 2002, 2003, 2004 and 2005. A discussion of the impact of the restatement on our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP is included in note 34(x) to our consolidated financial statements beginning on page F-1 of this Form 20-F. Our financial statements under Brazilian GAAP did not change as a result of this restatement.

	Year Ended December 31,

	2001	2002	2003		2004		2005

	(Thousand of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	10,103,066	11,873,953	14,002,804		15,841,710		16,747,394
Cost of services	(6,806,635)	(8,200,945)	(8,684,542)		(9,126,447)		(8,795,837)

Gross profit	3,296,431	3,673,008	5,318,262		6,715,263		7,951,557
Operating expenses	(2,694,615)	(2,332,364)	(2,825,818)		(3,567,334)		(4,483,280)

Operating income (loss) before interest	601,816	1,340,644	2,492,444		3,147,929		3,468,277
Interest income	494,442	384,470	606,269		775,807		908,249
Interest expense	(918,754)	(2,408,616)	(2,784,576)		(2,417,073)		(2,524,302)

Operating income from operations	177,504	(683,502)	314,137		1,506,663		1,852,224
Net non-operating income (loss)	(2,120)	28,448	(68,560)		(136,573)		(37,543)
Income (loss) before taxes and minority interest	175,384	(655,054)	245,577		1,370,090		1,814,681
Income tax and social contribution	21,679	371,312	112,620		(446,529)		(371,197)
Minority interests	(56,685)	(131,856)	(145,484)		(172,524)		(329,371)

Net income (loss)	140,378	(415,598)	212,713		751,037		1,114,113

Net income (loss) per share (in reais)	0.38	(1.11)	0.56		1.98		2.92
Dividends per Preferred Share (in reais)	0.81	1.33	0.90		2.63		1.50
Dividends per Common Share (in reais)	0.81	1.33	0.90		2.63		1.50
Shares outstanding at the balance sheet date (thousand)	369,470	375,065	381,777		379,804		382,121
U.S. GAAP
Income (loss) before taxes and minority interests	(390,515)	(2,515,013)	1,669,758	(3)	1,371,874	(3)	1,651,011
Net income (loss)	(90,055)	(1,392,537)	957,684	(3)	745,905	(3)	888,752

Net income (loss) applicable to each class of shares:
Preferred	(60,734)	(932,945)	638,456	(3)	497,270	(3)	592,501
Common	(29,321)	(459,592)	319,228	(3)	248,635	(3)	296,251
Net income (loss)	(90,055)	(1,392,537)	957,684	(3)	745,905	(3)	888,752

Net income (loss) per share:
Common Shares — Basic	(0.24)	(3.73)	2.55	(3)	1.96	(3)	2.33
Common Shares — Diluted	(0.24)	(3.73)	2.55	(3)	1.96	(3)	2.33
Preferred Shares — Basic	(0.24)	(3.73)	2.51	(3)	1.95	(3)	2.33
Preferred Shares — Diluted	(0.24)	(3.70)	2.49	(3)	1.93	(3)	2.32
Weighted average shares outstanding (thousand)(1):
Common Shares — Basic	120,155	123,171	125,284		126,642		127,227
Common Shares — Diluted	120,155	123,171	125,284		126,642		127,227
Preferred Shares — Basic	248,880	250,029	254,256		255,571		254,453
Preferred Shares — Diluted	249,815	252,305	255,935		257,023		255,720
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	18,146,569	16,842,860	14,900,253		13,770,187		12,843,944
Intangible assets, net		1,456,182	1,404,843		1,265,300		1,119,590

	Year Ended December 31,

	2001	2002	2003		2004		2005

	(Thousand of reais, except per share data)
Total assets	26,766,016	27,397,842	29,157,945		29,312,544		27,265,407
Capital and capital reserves	5,013,507	5,013,507	5,013,507		5,013,507		4,713,019
Shareholders’ equity(2)	10,023,273	9,120,138	8,544,633		7,963,297		7,978,706
U.S. GAAP
Property, plant and equipment, net	17,616,095	17,172,579	15,031,785		13,750,409		12,823,315
Intangible assets, net	1,163,976	1,304,097	1,784,349	(3)	1,743,645	(3)	1,631,727
Total assets	27,006,952	27,785,362	28,920,963	(3)	28,943,020	(3)	27,164,347
Capital and additional paid-in capital	5,290,391	5,457,996	5,625,601	(3)	5,793,207	(3)	5,647,418
Shareholders’ equity(2)	10,503,092	8,785,665	8,540,596	(3)	8,548,554	(3)	7,937,924

(1)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2001. See Note 25 of the consolidated financial statements of TNL.

(2)	Includes dividends and interest on own-capital, which is an alternative method under Brazilian GAAP to distribute dividends to shareholders. See Note 27 or the consolidated financial statements.

(3)	Amount restated — refer to note 34 (x) to our consolidated financial statements beginning on page F-1 of this Form 20-F.
Exchange rates
      We will pay any cash dividends or interest on capital and make any other cash distributions with respect to preferred and common shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of our ADSs on conversion by The Bank of New York, as depositary, of dividends and other distributions in Brazilian currency on the preferred shares represented by our ADSs. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the preferred shares on the BOVESPA.
      Because we have a substantial amount of foreign-denominated debt and because a significant portion of our capital expenditures are denominated in U.S. dollars, exchange rate fluctuations may also affect our results of operations. See “Item 3. Key Information — Risk factors — Risks relating to Brazil — Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies” and “Item 5. Operating and financial review and prospects — Liquidity and capital resources — Overview.”
      Until March 4, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market, or Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets. Previously, the Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil)). The Floating Market rate was generally applied to specific transactions for which the Brazilian Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Brazilian Central Bank on a daily basis.
      On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or CMN), issued Resolution No. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (1) the unification of the foreign exchange markets (Commercial Market and Floating Market, as described below) to create a single foreign exchange market; (2) the relaxation of certain rules relating to the acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for the internalization of proceeds derived from Brazilian exports. As of such date, all foreign exchange transactions are made through the foreign exchange market, by means of foreign exchange contracts signed with local institutions authorized to deal in foreign exchange. Under the new system, transfers of funds to and from

Brazil can still be made through the international transfer of Brazilian currency mechanism (also known as Transferência Internacional de Reais, or TIR) but only for the transferor’s own funds. Accordingly, any and all transfers formerly effected by Brazilian resident individuals or companies via TIR using accounts held by foreign financial institutions in Brazil will be made directly through the foreign exchange market.
      Foreign currencies may be purchased only through a Brazilian bank authorized to operate in the foreign exchange markets. Foreign exchange rates are freely negotiated, but may be strongly influenced by the Brazilian Central Bank intervention. The recent changes to the foreign exchange regulation introduced by the Brazilian authorities sought to make foreign exchange transactions simpler and more efficient. The markets expect the new regulation to provide a more flexible environment and foster foreign investment in Brazil.
      Brazilian law also provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reason to anticipate such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. There can be no assurance that such measures will not be taken by the Brazilian government in the future.
      From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Brazilian Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Brazilian Central Bank abolished the band system and allowed the real/ U.S. dollar exchange rate to float freely. Since then, the real/ U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Brazilian Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Brazilian Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict the Brazilian government’s future exchange rate policies or what impact those policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Item 3. Key Information Risk factors — Risks relating to Brazil.”
      The following table sets forth the foreign exchange market selling rates published by the Brazilian Central Bank at the close of business day, expressed in reais per U.S. dollar for the periods indicated.

Period	Period End	Average(1)	High	Low

2001	2.3204	2.3520	2.8007	1.9357
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0783	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633

Month in 2005-2006	Period End	Average(2)	High	Low

December 2005	2.3399	2.2817	2.3727	2.1792
January 2006	2.2160	2.2739	2.3460	2.2116
February 2006	2.1355	2.1619	2.2217	2.1177
March 2006	2.1724	2.1520	2.2238	2.1067
April 2006	2.6051	2.0666	2.0718	2.0587
May 2006	2.3005	2.1781	2.3711	2.0587
June 2006 (through June 16)	2.2521	2.2678	2.3018	2.2500

(1)	Yearly average of the average exchange rates for every month during the relevant period.

(2)	Average exchange rate for the month.
Source: Brazilian Central Bank.

     On June 16, 2006, the foreign exchange market selling rate was R$2.2521 to US$1.00.
Risk factors
      The following risk factors should be carefully considered in addition to the other information presented in this annual report.
Risks Relating to the Preferred Shares and ADSs
Holders of preferred shares have limited voting rights.
      Of our two classes of shares outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to unlimited voting rights only in the event that we fail to pay minimum statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional information — Voting rights.”
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
      Under Brazilian law, if we issue new shares for cash and/or assets as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement with the Securities and Exchange Commission, or the SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.
If you exchange ADSs for preferred shares, you may risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
      The Brazilian custodian for the preferred shares underlying the ADSs must register with the Brazilian Central Bank to remit U.S. dollars abroad. As an ADS holder you benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will only be entitled to rely on the custodian’s certificate of registration with the Brazilian Central Bank for five business days from the date of the exchange. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own electronic certificate of foreign capital registration. Obtaining your own certificate of foreign capital registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional information — Exchange controls and other limitation affecting shareholders.”
      Also, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information — Taxation — Brazilian tax considerations.”
Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.
      Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of our preferred shares underlying the ADSs or holders who have exchanged the ADSs for our underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.
The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.
      Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our preferred shares underlying the ADSs at a price and time at which holders wish to do so. The BOVESPA had a market capitalization of US$482.1 billion as of December 31, 2005, and an average monthly trading volume of approximately US$12.0 billion in 2005. In comparison, the NYSE had a market capitalization of US$13.3 trillion (excluding funds and non-U.S. companies) as of December 31, 2005.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs or preferred shares.
      According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of a disposition of assets is interpreted to include a disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and limited judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional information — Taxation — Brazilian tax considerations.”
Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
      We are organized under the laws of Brazil, and all of the members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce in Brazil against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our Board of Directors or executive officers than would shareholders of a U.S. corporation.
The recently announced stock swap may not be consummated and as a result, the holder of the majority of our common stock (TmarPart) will continue to control us and our board of directors.
      There can be no assurance that the recently announced stock swap will be consummated. If the stock swap is not consummated, we will remain under the control of our current controlling shareholder, TmarPart. In addition, the benefits we are seeking to achieve by proposing the transaction, such as improving access to capital markets, increasing the liquidity of our shares and increasing financing resources will not be realized. See “— Recent Developments.”
If the recently announced stock swap is completed, the holders of our preferred shares and our ADSs will be diluted.
      Under Brazilian corporate law, the holders of our preferred shares and our ADSs may have fewer and less well defined rights to protect their interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil. As of the date of this annual report, holders of our preferred shares, including holders of our ADSs, hold approximately 66.7% of the aggregate of the total capital stock of TNL. As a result of the exchange ratios determined by our current controlling shareholder, TmarPart, upon the completion of the stock swap, holders of our preferred shares, including our ADSs, will have their interest (to be held indirectly through ownership of TmarPart shares) in TNL reduced to approximately 40.6%. See “— Recent Developments.”
Risks Relating to Our Industry and Business
The number of fixed lines in service has stagnated for the past several years and there is no assurance that this market will grow in the future.
      According to Anatel, from December 2003 to December 2005, the number of fixed-lines in service in Brazil decreased from 40.5 million to 38.8 million. In addition, installation of new fixed-lines are currently expected to be less profitable than existing ones. As we derive most of our revenue from our fixed-line telephony services (for the year ended December 31, 2005, these services represented 75.3% of our gross revenues), growth in revenues and our profitability depend on our ability to improve revenue per line and maintain and improve our cost structure. Our future growth and profitability depend on many factors beyond our control, such as economic, social, technological or other developments, which may have a material adverse effect on our results of operations.
Our fixed-line services face increased competition from other fixed-line service providers and from mobile service providers, which may adversely affect our revenues.
      Until 1999, we were the only telecommunications company authorized to provide fixed-line local services in substantially all of Region I. Since then, several companies, such as Embratel, Vésper, Intelig, Telefonica and Brasil Telecom, have been authorized by Anatel to offer local and long-distance services in our region.
      We also anticipate that our fixed-line services may face increasing competition from mobile services, as the prices for mobile services decline and approach those of fixed-line services. Increased competition in our fixed-line services business, whether from other fixed-line service providers, from mobile service providers, or from providers of new broadband technology services, such as voice over internet protocol, or VoIP, may increase our marketing expenses and our capital expenditures, reduce our rates, and may reduce our market share for fixed-line services, all of which would adversely affect our operating results. In addition, most of our relevant competitors are controlled by international telecommunications providers that may have easier access to less expensive capital than us.
      In November 2005, Embratel, our primary competitor in fixed-line services announced a telecommunication service agreement with NET, a cable modem company which is our primary competitor in the provision of broadband services. Both companies are affiliates of Telefonos de Mexico, S.A. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. Such agreement supports the launch of a “triple play”, offering integrated voice, broadband and video through a single network infrastructure to the residential market. We believe this bundling strategy can increase competition in our fixed-line services, may require us to increase our marketing and capital expenditures or reduce our rates, and may reduce our market share for those services, in each case leading to a reduction in our profitability. For a detailed description of our competition, see “Item 4. Information on the Company — Competition.”
Our mobile services face increased competition from other mobile service providers, which may adversely affect our revenues.
      The market for mobile services in Region I is extremely competitive and fragmented. We have experienced increased competition in Region I from large players such as Vivo, TIM and Claro, each of which is owned by international telecommunications providers. The market share for mobile services is evenly distributed among the main mobile providers in Region I. As a result, we have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages. Our inability to compete effectively with our competitor’s special packages and prices, or our own use of special packages and reduced prices, could affect our revenues and profitability and cause us to lose part of our market share. Additionally, increased competition in our mobile services business may increase our marketing expenses and our capital expenditures which would adversely affect our operating results. For a detailed description of our competition, see “Item 4. Information on the Company — Competition.”
Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this area.
      Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a great number of competitors. For example, the introduction of Worldwide Interoperability for Microwave Access, or Wimax wireless networks may allow Internet Service Providers, or ISPs, to deploy wireless Internet Protocol, or IP networks over a much greater distance, for a much lower cost, than previously possible. This reduced deployment cost may allow our competitors or new entrants into the data transmission market to provide VoIP and other data services over Wimax networks at lower rates than we are able to offer. Increasing competition in data services may lead to rate reductions in this segment, also affecting the revenues we generate in this business. Additionally, increased competition for data transmission customers requires us to increase our marketing expenses and our capital expenditures and may reduce our market share for those services, in each case leading to a reduction in our profitability. For a detailed description of our competition, see “Item 4. Information on the Company — Competition.”
High churn rates could negatively affect our revenues and profitability of our mobile services business.
      Our ability to generate revenues is dependent on our ability to increase our customer base and retain it. Each additional customer subscribing to our service entails certain unrecoverable upfront costs, including costs for equipment installations, sales commissions and marketing. The ability to recover these costs is dependent on our ability to retain such customers. Subscriber “churn” is the total number of net disconnected customers for a period as a percentage of the average number of customers for the same period. The fact that we incur significant upfront fixed costs for each new customer means that high rates of customer churn could have a material adverse effect on the profitability of our mobile services business.

During 2005, our average monthly customer churn in the mobile segment was 1.9%. We cannot assure you that our churn rates will not increase in future periods.
In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies.
      We may acquire other companies in the telecommunications industry as part of our growth strategy. A growth strategy that involves acquisitions may present a series of risks to our financial condition and results of operations such as, among others: (1) difficulty in capturing synergies and integrating businesses, causing the acquisition to be more expensive then originally expected; (2) substantial costs associated with antitrust restrictions; (3) a failure to identify contingencies during the due diligence process; and (4) costly distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If investments in these acquisition opportunities cause us to incur costs due to any of the situations described above, we may have to dedicate more resources than we had originally planned for the investment and eventually face substantial losses as a result of failed acquisitive strategies, all of which would adversely affect our financial condition and results of operations.
Our failure to meet certain obligations set forth in Tmar’s new concession agreement may result in various fines and penalties imposed on us by our regulators.
      Tmar’s concession to operate fixed-line telecommunications services in Region I was renewed on December 22, 2005. Tmar and the Brazilian government agreed to extend this concession for another 20 years, beginning January 1, 2006 pursuant to a new Concession Agreement (the “New Concession Agreement”).
      The New Concession Agreement contains new terms reflecting the adoption by Anatel of a new General Plan on Universal Service (Plano Geral de Metas de Universalização) and certain new regulations, the terms of which could affect our financial condition and results of operations. These terms include: (1) new universal service targets; (2) changes in local rate measurement criteria (from pulse to minute); (3) changes in rate adjustment formulas, including the creation of a telecommunications industry index and new parameters for local interconnection rates and new productivity factors; (4) a new basic plan for fixed-line, low-income customers to be offered as a prepaid plan with a monthly fee that is 40% lower than the existing one; and (5) number portability, which allows customers to take fixed-line and mobile telephone numbers with them when they switch to other telecommunications providers. The New Concession Agreement also requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of noncompliance with Anatel targets in any one of the Brazilian states, Anatel can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate Tmar’s concession for noncompliance with its quality and network obligations. See “Item 4. Information on the Company — Regulation of the Brazilian telecommunications industry.” These changes could, in each case, adversely affect our profitability and results of operations.
      On an almost weekly basis, we will receive inquiries from Anatel requiring information from us on our compliance with the various service obligations imposed on us by our fixed-line telecommunications concession in Region I. When we are unable to satisfactorily comply with those inquiries or our service obligations under the concession, Anatel may issue assessments in connection with such noncompliance. Throughout 2005, we have received several assessments from Anatel, mostly due to the fact that we have been unable at times to achieve quality goals as defined in the General Plan on Quality (Plano Geral de Qualidade), such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$147.6 million (US$63.1 million) as of December 31, 2005 in connection with Anatel’s fines. Continued fines from Anatel or fines in excess of the provisioned amount, could adversely impact our financial condition. See “Item 4. Information on the Company — Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial information — Legal proceedings — Regulatory proceedings — Fines from Anatel.”

Our business is highly regulated. Changes in laws and regulations may adversely impact our business.
      Our industry is highly regulated by Anatel. Anatel regulates rates, quality of service and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.
      After the current government took office on January 1, 2003, some of its members advocated the need to revise the regulatory model followed by the regulatory agencies in Brazil, including Anatel, in order to make them more responsive to their respective ministries. The loss of Anatel’s independence could pose a material risk to our business, given the potential for undue political influence that this new regulatory model could exercise over Anatel.
      Also a number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. Compliance with these and similar proposed legislation may increase our operating costs and/or reduce the amount of fees we charge our consumers, which could adversely affect our profitability.
We depend on our ability to enter into interconnection agreements with other telecommunications services providers. We may not be able to enter into favorable interconnection agreements with them in the future.
      In order to receive or send calls from or to customers of other fixed-line and mobile Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis.
      Since July 2004, mobile interconnection rates became freely negotiable. However, Brazilian telecommunications laws and regulations also establish that if new interconnection rates for mobile operators are not agreed among telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge. We are unable to predict the new interconnection rates that may be arbitrated by Anatel. Our operating and financial results could be adversely affected if we are not able to negotiate favorable interconnection agreements.
The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.
      The frequent changes in technology to which the telecommunications industry is subject may render our equipment, services and technology obsolete, inefficient or uncompetitive, requiring us to increase our capital expenditures or reduce the rates we charge to our customers. Even if we adopt such new technologies in a timely fashion, we may not be able to remain competitive and the cost of such technology may exceed the benefit to us.
      The mobile telecommunications industry is experiencing significant technological development and ongoing improvements in the capacity, quality and data-transmission speed of digital technology, along with shorter development cycles for new technologies and changes in end-user needs and preferences. Alternative technologies may be developed that are more advanced than those Oi provides today. In addition, Anatel is expected to auction third generation mobile telecommunications licenses in 2007, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced mobile services than Oi’s current global system mobile, or GSM, technology platform. Even if we adopt these technologies in a timely manner as they are developed, we cannot assure you that we will be able to remain competitive.
We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.
      As of December 31, 2005, we had total consolidated debt of R$9,855 million (US$4,210 million) and a ratio of debt to equity of 1.24:1. We are subject to certain financial covenants that limit our ability to raise additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt covenants could adversely affect our financial condition or results of operations. Our inability to incur additional debt may impede our ability to invest in our business and make necessary or advisable capital expenditures, which could reduce future sales and adversely affect our profitability. In addition, cash required to serve our substantial indebtedness reduces the amount available to us to pay dividends or make capital expenditures.
      If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our loan agreements and debt covenants contained therein, see “Item 5. Operating and financial review and prospects — Liquidity and capital resources.”
We are subject to several legal and administrative proceedings and delinquencies on accounts receivables.
      Based on advice from our external legal consultants, we classify our risk of loss from legal and administrative proceedings as “probable”, “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. We currently have provisioned R$1,938.0 million (US$827.7 million) for probable claims as of December 31, 2005 relating to various tax, labor and regulatory claims against us. If our liability exceeds the provisioned amount, our financial condition may be adversely impacted. See “Item 5. Operating and financial review and prospects — Critical accounting policies — Contingencies” and “Item 8. Financial information — Legal proceedings.”
      In 2005, we recorded expenses with provisions for doubtful accounts in the amount of R$505.7 million (US$209.6 million), primarily due to subscribers’ delinquencies. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt will continue to adversely affect our financial results. See “Item 5. Operating and financial review and prospects — Critical accounting policies — Provision for doubtful accounts.”
We have been subject in the past to financial covenants and other contractual provisions under our existing indebtedness.
      In the past, certain agreements that governed our debt contained a number of significant covenants, such as a 1.75:1 EBITDA to interest expense ratio, which could adversely impact our business. In December 2000, Tmar renegotiated the terms of a bridge loan agreement it had with the BNDES, permitting it to enter into two new loan agreements, or the BNDES Facilities, which together provided for a credit line of up to R$2.7 billion, of which 30% was disbursed directly from the BNDES and 70% through a syndicate of banks led by Banco Itaú S.A. and Banco do Brasil S.A. The BNDES Facilities required that we comply with certain financial covenants, some of which we did not meet as of December 31, 2004. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms with which we were in compliance at December 31, 2005. Nevertheless, we cannot assure you that in the future we will not need to raise funds subject to more restrictive financial covenants with which we may have difficulty in complying. See “Item 7. Major shareholders and related party transactions — Related party transactions.”
Our operations are dependent upon our ability to protect our network. A system failure could cause delays or interruptions of service, which could cause us to lose customers.
      Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. Some of the risks to our network and infrastructure include: (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could cause us to lose customers and incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by Anatel. The occurrence of any such event may adversely affect our business, financial condition or operating results.
Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.
      Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. There can be no assurance that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and operating results.
Improper use of our network can adversely affect our costs and results of operations.
      We incur costs associated with the unauthorized use of our wireless networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we have to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.
The mobile telecommunications industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.
      Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile service providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or mobile service companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede existing state and municipal laws. The new laws may create additional transmission regulations, which, in turn, could have an adverse effect on our business.

Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, operations and the market price of our preferred shares and ADSs.
      The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation rates;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.
      Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Additionally, since mid-2005, members of the executive and legislative branches of the Brazilian government, as well as other related persons, have been investigated on the grounds of alleged illicit or unethical behavior. It is impossible to predict the outcome of these investigations and whether the outcome will adversely affect the Brazilian economy. As a consequence of its impact on the Brazilian economy, these uncertainties and allegations of unethical or illegal conduct may have a material adverse effect on us and may also adversely affect the trading price of our preferred shares.
      Moreover, the next presidential and state elections are scheduled to occur in October 2006. We cannot predict the policies that the newly elected administration may adopt, or the economic effect of such policies. Any substantial negative reaction to the policies adopted by the Brazilian federal or state government from time to time could adversely affect our business, financial condition and results of operations and would likely lead to a decrease in the market price of our preferred shares.
An increase in taxes levied on the telecommunications sector could affect the results of our operations.
      Telecommunications services are subject to certain taxes which are levied on the net revenues of service providers and apply exclusively to their business segment. This is the case with the contributions that these concessionaires have to pay to the Fund for Universal Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações, or Fust) and the Fund for Technological Development of Brazilian Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras, or Funttel). The contributions to the Fust and Funttel, which began in 2000, are charged at the rate of 1% and 0.5% of the concessionaires’ net revenues, respectively, and are prohibited from being passed on to customers of telecommunications services. If further taxes specific to telecommunications services are created or if the existing such taxes, such as Fust and Funttel, are increased, our profit margin would be adversely affected in light of the already high level of overall taxation to which we are subject. As of December 31, 2005, we were contesting approximately R$4.4 billion in taxes for which we have taken no provision, that, if decided against us, would adversely affect our operating results. See Note 25 to our consolidated financial statements.
Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.
      During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real depreciated against the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively, and appreciated 18.2%, 8.1% and 11.8% in 2003, 2004 and 2005, respectively. On June 16, 2006, the real/U.S. dollar exchange rate was R$2,2521 per U.S. dollar. See “— Exchange rates.”
      A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. We currently swap most of our foreign currency loans. If the cost of swap instruments increases substantially, we may be unable to fully hedge ourselves, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.
      Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the preferred shares and ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.
      In addition, a significant portion of our capital expenditures are linked to the exchange rates of foreign currencies, most of which closely follow the real/U.S. dollar exchange rate. We generally do not hedge these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these items, which could adversely affect our business and financial performance.
We may not be able to make payments in U.S. dollars on our U.S. dollar obligations.
      In the past, the Brazilian economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations (including our dividend payment obligations) and could also have a material adverse effect on our business, financial condition and results of operations.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of our preferred shares and ADSs.
      Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation during the last 10 years reaching as high as 2.708% in 1993 and 1.093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.
      Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the Índice Geral de Preços, or IGP-DI Index, published by Fundação Getúlio Vargas, were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA Index, published by the Instituto Brasileiro de Geografia e Estatística, the Brazilian consumer price inflation rates were 9.3%, 7.6% and 5.7% in 2003, 2004 and 2005, respectively.
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
Recent events in Brazilian politics may impact the maintenance of the country’s current economic policy.
      Recently, high level officials of the Brazilian government have been accused of unethical behavior and corruption, leading to congressional investigations and instability within the government’s staff. Although the Brazilian economy has so far not been deeply affected by these events, continuous instability in Brazilian politics could affect among others: (1) the country’s economy with a reduction in or withdrawal of the investments that have currently been made in Brazilian assets; and (2) the policies of economic stability that have been implemented in the last decade, such as inflationary control and fiscal responsibility. There is no assurance that further instability in the Brazilian political scenario will not adversely affect the Brazilian economy.
Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market value of our preferred shares and ADSs and our ability to access the capital markets.
      The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market economies. The reaction of investors to developments in one emerging market country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Such developments have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2001 economic and political crisis in Argentina. The continuing political crisis in Venezuela and the newly elected socialist-oriented government of Bolivia may also influence investors’ perceptions of risk in Brazil. Similar developments could occur in Brazil and other Latin American and emerging market economies and the volatility in market prices for Brazilian securities could vary from time to time as a result.

Item 4.	Information on the Company
Overview
      We are the leading communications services provider in Region I of Brazil, offering an integrated communications product package that includes traditional fixed-line, mobile, broadband/ ISP and other services to consumers, small and midsize business users and government bodies. In 2005, over 98% of our consolidated revenues were generated through our operations in the stable fixed-line sector and the rapidly growing data and mobile market. The 16 Brazilian states that comprise Region I have a combined population of 99.2 million, representing 55% of the Brazilian population, and according to Instituto Brasileiro de Geografia e Estatística, or IBGE, comprising approximately 41% of the country’s overall GDP.
      Our integrated product portfolio, significant scale and leading market position, the favorable growth and demographic conditions in Region I, together with a healthy balance between the stable and high growth sectors in which we operate, provide us with a strong framework for meeting our operating and strategic objectives.
      We provide our traditional fixed-line business, which includes local, long-distance, public telephone and network services, in Region I pursuant to concessions from the Brazilian government. This business is marketed under our Telemar brand name and is currently the largest in South America (based on the total number of lines in service). Our 14.7 million digitally capable fixed-lines in service (as of March 31, 2006) maintain our long-standing status as the dominant wireline provider in Region I with an estimated market share of over 95% (calculated as a percentage of total fixed-lines in service). For the year ended December 31, 2005, this business segment, characterized as highly stable with a predictable and recurring revenue stream, generated R$17.8 billion of revenue, translating into a contribution of 75.3% of our consolidated revenue and a 5.1% increase over the prior year.
      Utilizing the GSM technology platform, our mobile telecommunications business is marketed in Region I under our Oi brand name. With 10.3 million mobile subscribers (as of December 31, 2005), representing an estimated market share of 26.3% (calculated as a percentage of total mobile subscribers), according to public data provided by Anatel. We believe that we are one of the leading mobile providers in Region I. For the year ended December 31, 2005, this business segment, characterized by high growth and low penetration, generated R$2.8 billion of revenue, translating into a contribution of 11.6% of our consolidated revenue and a 30.4% increase over the prior year.
      Our broadband services business, utilizing Asymmetric Digital Subscriber Line (ADSL) technology, is marketed under our Velox brand name. As of December 31, 2005, we had approximately 805,000 broadband subscribers representing 5.4% penetration (calculated as a percentage of our total fixed-lines in service). We believe we are the largest provider of broadband services in Region I. For the year ended December 31, 2005, broadband revenue increased 73.8% compared to the same period in 2004.
      We also provide voice and data services to corporate customers throughout Brazil via our own networks in Region I and in São Paulo, and via cooperative arrangements with other network operators in the balance of Brazil.

Our Strategy
      We intend to maintain our current market position and build on our competitive strengths to expand our operations and improve our financial performance. Our overall strategy includes the following:

Use product bundling and cross-selling to enhance revenue
      We have a diversified product portfolio, incorporating fixed-line telephony, mobile telephony and broadband internet and data services. We tailor our communications solutions to our consumer and enterprise business customer groups by segmenting the markets in which we operate and by promoting bundling and cross-selling opportunities. We plan to increase our revenues and market share using innovative service bundles that meet customers’ needs. As the incumbent fixed-line telephony company in our region, we are uniquely equipped to bundle fixed-line, mobile, broadband and public telephone services to enhance our competitiveness, gain mobile market share and reduce customer churn. For example, we have been able to stimulate the recharge of prepaid mobile minutes through our fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony. In addition to providing value for our customers, bundling allows us to optimize the use of our fixed and mobile networks and take advantage of our unique position as the wireline incumbent in Region I.

Continue to grow our mobile business and increase profitability
      We have successfully grown our mobile subscriber base since we launched our Oi mobile business in June 2002. In less than four years, our mobile subscriber base has grown from zero to over 11 million, resulting in the highest growth rate in Brazil among mobile providers over this time period. During this period, we spent heavily on customer acquisition and focused primarily on building scale and capturing market share. We expect to improve our mobile margins by decreasing costs through the reduction of handset subsidies, reducing distribution and commission expenses and improving average revenue per user, or ARPU, through a more favorable mix of post and prepaid subscribers. Furthermore, the relatively low penetration rates in our region, combined with our ability, unique to our region, to offer both fixed-line and mobile services, provide us with an opportunity to improve growth and margins in this business. For corporate data clients, we are focused on expanding our market share by offering bundled services, providing third party network management (outsourcing), continuously improving the quality of our service and consolidating our customer relationships through focused business units.

Improve efficiency and cost control
      We plan to continue to improve our capital allocation strategy and efficiency, while generating economies of scale and cost reductions. A number of efforts are currently under way to reduce costs and improve the quality of our services. These efforts include standardization of internal processes, streamlining our outsourced service providers in order to improve our network management process and reduce our contingency provisions, and decreasing handset subsidies and selling expenses in the low-end segment of mobile prepaid subscribers.
Our History and Development
      Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações, together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations), which provided for the establishment of a new regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás
      In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its mobile telecommunications operations from its existing integrated operations (fixed-line and mobile) into separate companies. In May 1998, Telebrás was restructured to form the New Holding Companies by means of a procedure under Brazilian corporate law called cisão, or split-up. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries.
      The New Holding Companies consisted of:

•	eight mobile service providers, each operating in one of the regions into which Brazil has been divided for purposes of mobile telecommunications services in the frequency range called “Band A”;

•	three regional fixed-line service providers, including TNL, each initially providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications; and

•	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) long-distance service and international long-distance service throughout Brazil.
      TNL is one of the New Holding Companies. In the restructuring and privatization of Telebrás, TNL was allocated all the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I. In July 1998, the Brazilian government privatized Telebrás by selling all its voting shares in the New Holding Companies, including TNL, to private-sector buyers. The Brazilian government’s shares in TNL, which amounted to approximately 52% of TNL’s voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.43 billion for the Brazilian government’s shares of TNL.

Acquisition by TmarPart
      All of the interest in TNL held by the members of Consortium Telemar was acquired by TmarPart, a closely-held Brazilian CVM reporting company, in July 1999, in exchange for cash, capital stock of TmarPart and the assumption of certain debts. The main purpose of TmarPart is to hold shares of TNL. For a discussion of the entities that own interests in TmarPart, see “Item 7. Major shareholders and related party transactions — TmarPart” and “Item 3. Key information — Recent developments.”

Corporate restructuring plan
      In November 1999, we implemented a restructuring plan as permitted under Brazilian Law No. 9532/97 in a manner that complied with Brazilian corporate law and CVM regulations, which resulted in the transfer from TmarPart to TNL of goodwill in the amount of R$2,464.8 million. This goodwill originally was recorded on the books of TmarPart in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the downstream merger goodwill. See “Item 5. Operating and financial review and prospects — Amortization of downstream merger goodwill.”

Corporate reorganization
      Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries which provided telecommunications services in the 16 states of Region I. In August

2001, we implemented a corporate reorganization, which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our operational telecommunications subsidiary.

Sale of Oi to Tmar
      On May 30, 2003, TNL sold to Tmar all of the shares of Oi held by TNL, representing 99.99% of the share capital of Oi. The aggregate sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value valuation procedure undertaken by an independent public accounting firm in accordance with Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi’s debt held by TNL prior to the sale.
      Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Tmar’s capitalization of R$600.0 million on May 30, 2003, Tmar recorded goodwill of R$500.0 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale. For U.S. GAAP purposes, we adopted Financial Accounting Standard (FAS) No. 141 and FAS No. 142.
      We believe that the benefits resulting from the optimization of Tmar’s and Oi’s auxiliary and operating sectors, as well as from the alignment of the interests and commercial strategies of the two companies, will result in a more rational use of sources available, with consequent reductions in costs and productivity gains and better use of synergies between the companies.

Spin-off of Contax to TNL’s shareholders
      In August 2005, TNL consummated a spin-off to all its shareholders of its former contact center subsidiary, Contax Participações S.A., or Contax, which had been approved by TNL’s shareholders at a shareholders’ meeting held on December 29, 2004. As the corporate approval for this spin-off was obtained in 2004, Contax’s financial statements ceased being consolidated into TNL’s financial statements beginning in 2005. With the spin-off of Contax to TNL’s shareholders, TNL’s shareholders’ equity account was reduced by R$277.5 million, which was equivalent at the time to the value of Contax in TNL’s books, as determined by an independent valuation report dated November 30, 2004 as required by Brazilian corporate law. With this spin-off, TmarPart became the controlling shareholder of Contax, and Contax became a sister company of TNL.
      The purpose of the spin-off was twofold: (1) to allow the management of both companies to focus on their respective businesses and (2) to enable TNL’s shareholders to realize the full value of these two businesses by allowing a separate, more objective valuation by the market of each business.
      With the spin-off, shares and ADSs of Contax were distributed to the shareholders of TNL at the ratio of one share or ADS of Contax for each share or ADS of TNL, respectively. Contax’s shares trade on the BOVESPA while its ADSs trade on the U.S. over-the-counter market.

Merger of Pegasus Telecom S.A.
      At the Extraordinary Shareholders’ Meetings held at Oi and Pegasus on November 30, 2005, the merger of Pegasus into Oi was approved by the respective shareholders of each company. This merger aims to take advantage of operational and financial synergies that exist between the two companies. The transaction was previously approved by Anatel.

Merger of HiCorp Comunicações Corporativas S.A.
      HiCorp Comunicações Corporativas S.A., or HiCorp, was a wholly-owned subsidiary of TNL, which provided internet access to ISPs and e-marketplaces. HiCorp was merged into TNL, as provided for in a

Protocol and Justification of Merger dated as of March 31, 2006, which was approved at a shareholders’ meeting of TNL held on April 28, 2006.
Our Significant Subsidiaries
      The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of June 16, 2006 excluding treasury shares. See Note 1 to the consolidated financial statements of TNL for more information on our other subsidiaries.

	Holding Company Ownership

	% of Share Capital	% of Voting Capital

Telemar Norte Leste S.A.	80.9	97.2
TNL PCS S.A — Oi(1)	80.9	97.2
Telemar Internet Ltda.(1)	80.9	97.2
Companhia AIX Participações S.A.(2)	40.5	48.6

(1)	Indirectly held by TNL as a wholly-owned subsidiary of Telemar Norte Leste S.A.

(2)	Indirectly held by TNL as a subsidiary of Telemar Norte Leste S.A.

Telemar Norte Leste S.A. (Tmar)
      Tmar is a listed corporation (sociedade anônima) reporting to the CVM and trading on the BOVESPA. It is organized and incorporated in Brazil and controlled by TNL. Tmar has 16 local service and 16 long-distance concessions under which it provides telecommunications services through a public-switched telephone network. Such services are described below in detail under “— Our operations — Fixed-line services.”
      A large part of TNL’s assets consist, directly or indirectly, of Tmar’s shares. TNL relies almost exclusively on distributions (in the form of dividends and interest on capital) from Tmar and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on capital to its shareholders. See “Item 5. Operating and financial review and prospects — Liquidity and capital resources.”

TNL PCS S.A. (Oi)
      For approximately R$1.1 billion, TNL PCS S.A., or Oi, was the successful bidder in the public auction for a license to provide mobile telecommunications services (Serviço Móvel Pessoal, or SMP), in Region I. This license utilizes a frequency band referred to as “Band D.” Oi began providing mobile services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Tmar was consummated following the approval of the Board of Directors of both TNL and Tmar.

Companhia AIX de Participações S.A.
      Companhia AIX de Participações S.A., or AIX, is engaged in the supply of ductwork for the installation of fiber-optic cables along highways of the state of São Paulo. It provides services to Tmar.

Telemar Internet Ltda.
      Telemar Internet Ltda., or Telemar Internet, is an internet access provider, wholly-owned by Tmar, which started operations in February 2005 under the brand name Oi Internet. In January 2006, the share capital of Telemar Internet was increased from R$1 thousand to R$88.9 million. This capital increase was subscribed exclusively by Tmar by means of a conversion into Telemar Internet equity of certain credits that Tmar held against this entity resulting from loans that Tmar had extended to it.

      Set forth below is our organizational chart, showing our principal subsidiaries as of June 16, 2006.
Region I
      Our concession and license from the Brazilian government authorizes us to provide fixed-line and mobile telecommunications services in Region I, which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed as of 2005 and 1.8% of the total population of Region I as of 2004.
      Region I covers an area of 5.4 million square kilometers, which represents approximately 64% of the country’s total area and generates approximately 41% of Brazil’s gross domestic product. The population of Region I is 99.2 million, which represents 55% of the total population of Brazil. As of 2004, Region I had 119 municipalities with populations in excess of 100,000 inhabitants. In 2003 (the last year for which official data is available), per capita income in Region I was approximately R$6,563 per year, varying from R$2,354 in the state of Maranhão to R$12,671 in the state of Rio de Janeiro.

      The following table sets forth key economic data, compiled by the IBGE for the states in which Tmar operates.

Key Economic Data on the States of Region I

		Population	% of Gross	Per
	Population	per Square	Domestic	Capita
	(million)	Kilometer	Product	Income R$
State	(2004)	(2004)	(2003)	(2003)

Rio de Janeiro	15.2	348.7	12.2	12,671
Minas Gerais	19.0	32.5	9.3	7,709
Bahia	13.7	24.3	4.7	5,402
Pernambuco	8.3	84.8	2.7	5,132
Pará	6.9	5.5	1.9	4,367
Amazonas	3.4	2.1	1.8	9,100
Espírito Santo	3.2	69.3	1.9	8,792
Ceará	8.0	53.7	1.8	3,618
Paraíba	3.6	63.3	0.9	3,872
Rio Grande do Norte	3.0	56.2	0.9	4,688
Maranhão	6.0	18.2	0.9	2,354
Sergipe	1.9	88.6	0.8	6,155
Alagoas	3.0	107.6	0.7	3,505
Piauí	3.0	11.9	0.5	2,485
Amapá	0.6	4.0	0.2	5,584
Roraima	0.4	1.7	0.1	4,569

Total	99.2	—	41.3	—

Source: IBGE.
     Set forth below is a map of Region I, which is covered by Tmar’s fixed-line concession:

      Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I in particular. See “Item 3. Key information — Risk factors — Risks relating to Brazil.”
Our Operations

Fixed-line services
      Our fixed-line telecommunications services consist of:

•	local services in Region I, including installation, monthly subscription, measured service, collect calls and supplemental local services;

•	intraregional long-distance services within Region I, interregional long-distance services, primarily between Region I and Regions II and III, and international long-distance services primarily from Region I, placed through fixed-line and mobile telephones using our long-distance Carrier Selection Code (Código de Seleção de Prestadora), which in our case is represented by number 31;

•	connection of calls placed from fixed-line telephones in Region I to mobile telephones;

•	usage of our network to complete calls initiated by customers of other telecommunications service providers;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services;

•	public telephone services; and

•	data transmission services, comprising ADSL services, the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and ISPs, IP, and other data transmission services.

Local services
      Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in Region I. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intraregional long-distance telecommunications services in Region I. Embratel is also selling lines under a local fixed-line project, pursuant to authorization granted by Anatel on August 9, 2002. Both these companies are controlled by Telmex, the leading telecommunications provider in Mexico. As of December 31, 2005, Embratel and Vésper had an approximate 7.2% market share of the local services market in Region I. See “— Competition.”
      Local services also include additional and value-added services such as Integrated Services Digital Network lines, or ISDN lines, which allow voice, data, image and sound transmission supported by two digital lines permitting the user to use simultaneously, for example, voice transmission and the internet. We also offer in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the client’s telephone system.
      On August 7, 2002, as a result of our early satisfaction of Anatel’s universal service targets, Anatel provided Tmar with an authorization to provide local services in Region II and Region III. Although we continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not plan to focus our efforts in offering local services to residential customers in Region II and Region III at this time.

Intraregional (intrastate and interstate) long-distance services
      Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as intraregional long-distance calls. Intraregional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states within Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, Anatel implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code, which for Tmar is 31. In July 1999, in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states contained in Region I, and we began providing interstate long-distance services between the states in this Region. On June 7, 2004, Anatel released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long-distance calls between neighboring areas started being charged as local calls. In Region I, the number of local areas was reduced from 4,289 to 2,920. Since Tmar had anticipated the enactment of these new rules, Tmar has been rebalancing its rates for long-distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “— Competition — Long-distance.”

Interregional and international long-distance services
      Our interregional long-distance services consist primarily of calls between a location within Region I and a location in Region II or Region III. International long-distance services consist primarily of calls between a location within Region I and a location outside Brazil.
      Upon meeting certain universal service targets in the second quarter of 2002, Tmar started to provide interregional long-distance services originating from Region I in July 2002. For that purpose, we entered into interconnection agreements, mainly with Telesp (Region III) and Brasil Telecom (Region II), to interconnect directly with their networks.
      In addition, we started to provide international long-distance services originating from Region I in July 2002 using the mobile telecommunications services license granted to Oi. Our fixed-line customers access these services through the use of Carrier Selection Code 31, our long-distance Carrier Selection Code. For that purpose, we entered into several international agreements to interconnect our network with those of the main telecommunications services providers worldwide.
      Since February 2003 we have offered fixed-line interregional and international long-distance services originating in Region II and Region III using the same mobile telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide mobile telecommunications services in Region I and an authorization for Tmar to provide local and long-distance services originating in Regions II and III.

Fixed-to-mobile services
      Fixed-to-mobile services consist of calls originated from our fixed-line customers to customers of mobile service providers, including Oi. Such services also include collect calls made by customers of the mobile service providers to our fixed-line customers. For a discussion of how we bill for fixed-to-mobile services, see “— Rates — Fixed-to-mobile rates.”

Network usage services
      Tmar, as the incumbent operator of the Public-Switched Telephone Network, local services within Region I, is authorized to charge local network usage on a per-minute basis, or TU-RL, for all local and long-distance calls (national and international) originated or terminated on its fixed-line network.
      Due to Tmar’s incumbent position in local fixed-line services in Region I, Tmar has a dominant position in the network usage services market of this region. Tmar has interconnection agreements with all fixed-line incumbents and competing fixed-line companies.
      Similarly, Tmar also charges network usage on a per-minute basis for local and long-distance calls originated in mobile phones, in addition to Personal and Specialized Mobile Services, terminated on Tmar’s fixed-line network. Tmar has a total of 31 interconnection agreements with all companies that offer these types of services.
      Tmar also charges long-distance network usage of all national and international long-distance calls: (1) terminated on Tmar’s network and delivered by a long-distance carrier or mobile operator for completion in a local area which is different from the final destination of the call, or (2) originated on Tmar’s network and captured for completion by other long-distance carriers in a different local area from where the call originated.
      Nevertheless, long-distance carriers and mobile operators may avoid paying long-distance network usage to Tmar by establishing a presence in direct interconnection routes with Tmar’s last-mile network. In order to protect its network usage services, in 2002 Tmar created a new type of long-distance network usage service, called National Transportation, which established a competitive alternative to the flat long-distance network usage fees as a results of National Transportation’s discounts based on traffic volume and geographic distribution.
      As an alternative to Embratel and Intelig, in 2002 Tmar started to offer international carriers the option to terminate their Brazilian inbound traffic through Tmar’s network. Tmar charges international carriers a per-minute rate, based on terminal type (fixed or mobile) and local area destination, on a nationwide basis.
      Oi’s mobile telecommunications services network is directly interconnected to the national and international long-distance networks of all companies operating in Region I and all mobile operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing its customers with automatic access to roaming services when traveling to Brazilian areas where mobile telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged per minute, when customers of other fixed-line or mobile operators use the mobile network to complete a call to Oi’s customers in Region I.

Mobile telecommunications services
      As of December 31, 2005, Oi had a presence in some 747 municipalities in the 16 states of Region I. As of December 31, 2005, Oi had approximately 10.3 million subscribers. According to Anatel’s estimates, Oi had a market share of 26.3% in Region I, and the penetration rate of mobile telecommunications services in the total population of our region was 39.1%. Revenues from mobile telecommunications services arise from (1) usage fees for outgoing calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting and call blocking; (2) monthly subscriptions; (3) roaming; (4) interconnection fees received from other operators on incoming calls; and (5) sales of handsets. The customer base of Oi is divided into approximately 82% prepaid and 18% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold and special services, depending on the type of handset, such as Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset) and General Packet Radio Service (a relatively less expensive way of enabling a GSM network with a data overlay, providing speeds in the range of 115 kilobytes per second (Kbps)). Prepaid plans offer reduced rates at certain times of the day.

      Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes available. Such cards are valid for a stated period of time following activation.
      Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.
      Rates vary according to the subscriber’s service plan, and the call origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than that. After the first 30 seconds of the call, users are billed for every additional six seconds. Under Oi’s postpaid plans, customers pay subscription fees (which include certain usage minutes) in addition to usage fees. During 2005, monthly subscription fees accounted for 23.2% of mobile service revenues, excluding handset sales.
      Depending on the handset model, customers have access to General Packet Radio Service, which is available in the main cities of Region I. This service allows for mobile access to the internet through mobile telephones, laptops or personal digital assistants (such as BlackBerry and Palm Pilot). General Packet Radio Service enables customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.
      The Wireless Application Protocol portal is a service and contents channel available to our customers. Some of its features include: sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The Wireless Application Protocol portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.
      We also receive revenues from roaming agreements with other local and international mobile telephone providers. When a subscriber to another mobile service provider originates a call within Region I, the other mobile service provider pays us the applicable roaming rate.

Public telephone services
      We own and operate public telephones throughout Region I. As of December 31, 2005, we had 618,138 public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards, see “Item 5. Operating and financial review and prospects — Critical accounting policies and estimates — Revenue recognition and accounts receivable.”

Data transmission services
      We provide a variety of customized, high-speed data transmission services to our customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34Mbps and 155Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, ISPs and corporate customers. Other telecommunications service providers, particularly mobile service providers and ISPs, lease trunk lines from us for use within their stand-alone networks, also known as Internet Protocol Solutions, or IP Solutions, and many of our large corporate customers lease lines for use in private networks that link different corporate websites. We also provide large scale IP Solutions (dedicated, dial-up and broadband) to most of the leading ISPs in Brazil. We offer high-speed internet service and other data transmission services using ADSL technology to residential customers, as well as small and medium-sized business customers.
      We provide these data transmission services using our region-wide data transmission network and multi-service network platform and our nationwide fiber-optic and radio network.
      We expect the internet service market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. Tmar holds agreements for the joint provisioning of international data services with several relevant international carriers. These international alliances will further enhance our strategy of offering bundled telecommunications services to

Brazilian customers. We provide broadband internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2005, we had sold approximately 70,751 ISDN and 805,032 ADSL subscriptions.
      The ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. In 2002, Tmar began offering an ADSL broadband product allowing high-speed internet service under the brand name Velox, targeting the residential market. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line, which, in turn, is connected to certain DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription fee, irrespective of their actual connection time to the internet.
Rates
      Rates for fixed-line telecommunications services are subject to comprehensive regulation. Tmar’s New Concession Agreement establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis (see “— Regulation of the Brazilian telecommunications industry — Fixed-line services — Public regime — Public rate regulation”). The price-cap mechanism consists of a maximum rate, established by Anatel that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the maximum rate includes monthly subscription fees and measured services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 5% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long-distance services, which are determined based on four rate categories that vary according to the day of the week, time of the day, the distance between the caller and the recipient and network usage fees.

Local rates
      Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or trunks. The monthly subscription includes the use of 100 pulses per month for residential users and 90 for nonresidential users and trunks, which will be charged regardless of whether the actual local usage is lower. If this limit is exceeded, the customer will incur additional measured pulse charges. As established in the New Concession Agreement, as of March 2006 the monthly subscription would begin to include the use of 200 minutes per month for residential users and 150 minutes for nonresidential users and trunks. If those limits are exceeded, customers will incur additional measured-minute charges. Nevertheless, Anatel has postponed until further notice the date on which the measured-minute system would come into effect.
      Users of measured service, both residential and nonresidential, pay for local calls depending on usage. For normal weekdays, usage is measured in pulses which take place system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. As of March 2006, local calls would start to be charged by the minute but Anatel has postponed the implementation of this change until further notice. After an initial minimum period of 30 seconds, the customer will be charged for every additional six seconds of use.

      For calls being made any day between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of the call.
      Local call usage charges are determined by multiplying the rate per pulse by the number of pulses that exceeds those already included in the monthly subscription (100 pulses per month for residential users and 90 for nonresidential users and trunks). The measured service charges are the same for all customers.
      The following table sets forth selected information on our subscription charges and measured service charges for local telephone service for the periods indicated.

	Year Ended December 31,

Average Rates for Local Telephone Service:	2003(*)	2004(*)	2005(*)

	(Nominal reais)
Monthly subscription:
Residential	20.60	23.49	26.51
Commercial	30.57	35.91	44.09
Private Branch Exchange — PBX	29.73	33.06	40.98
Measured service (per pulse)	0.079	0.090	0.101

(*)	Average of monthly rates, net of taxes.

Fixed-to-mobile rates
      Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling-party-pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Aside from the “calling-party-pays” system, there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge our fixed-line service customers per-minute charges based on either VC1 (local), VC2 (intrastate) or VC3 (interstate) rates when a fixed-line service customer calls a mobile subscriber within Region I. In turn, we pay the mobile service provider a charge for the use of the mobile network in completing the call.
      Effective July 15, 2005, upon authorization received from Anatel, we increased our local fixed-to-mobile service (VC1) rates by an average of 7.99%. We did not increase our VC2 and VC3 rates in 2005.
      The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year Ended December 31,

Per-minute Charges for Calls Made to Mobile Telephones:	2003(*)	2004(*)	2005(*)

	(Nominal reais)
VC1	0.45	0.49	0.51
VC2	0.89	0.96	0.97
VC3	1.01	1.09	1.10

(*)	The amounts represent an annual average of rates, net of taxes.

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

	Year Ended December 31,

Domestic Long-distance Rates:(2)	2003(1)	2004(1)	2005(1)

	(Nominal reais)
0 to 50 km	0.21	0.22	0.24
50 to 100 km	0.28	0.30	0.32
100 to 300 km	0.29	0.31	0.34
Over 300 km	0.32	0.35	0.37

(1)	Average of monthly rates, net of taxes.

(2)	Per-minute rates for a domestic long-distance call between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.
     Network usage rates
      Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long-distance service providers to complete calls originating or ending on our network; and

•	Mobile service providers operating to complete calls ending on our network.
      The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.
      The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year Ended December 31,

Network usage rates:	2003(*)	2004(*)	2005(*)

	(Nominal reais)
Local	0.052	0.051	0.049
Long-distance	0.087	0.097	0.107

(*)	The amounts represent an annual average of monthly rates, net of taxes.
     With respect to Oi, we charge the service provider on whose network the call originated a rate per each minute of usage of our mobile network. On July 15, 2005, Anatel authorized a rate adjustment increasing the mobile network usage rate for VC1 calls by 4.5%, to R$0.3897 per minute, net of taxes. There was no rate adjustment for VC2 and VC3 calls in 2005, and the mobile network usage rate was maintained at R$0.3729 per minute, net of taxes.
      On March 23, 2006, Anatel approved a rate adjustment of 7.99% for long distance calls between fixed and mobile phones (VC2 and VC3). Anatel also approved a 4.5% increase in the mobile interconnection rate (interconnection fees charged per minute) relative to these calls.

Rate readjustments
      On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long-distance services and network usage as provided for in our original Concession Agreement, the Original Concession Agreement. The approved rate increases were equal to an average of 28.75% for local services, 24.85% for domestic long-distance services and 10.54% for international long-distance services. The rate adjustments were applied to all telecommunications companies and gave rise to a number of lawsuits throughout Brazil questioning the use of the IGP-DI Index for these adjustments and requesting that the IPCA Index be adopted instead to adjust the rates of telecommunications services in Brazil.

      After much litigation as to which index (whether the IGP-DI or the IPCA) should be used to adjust telecommunications rates and a period of time in which telecommunications operators were required by a court order to adopt the IPCA Index, the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ), settled the issue and allowed the fixed-line telecommunications companies to make their rate adjustments for 2004 based on the IGP-DI Index (as originally established in our Original Concession Agreement) and offset the difference in rates for having used the court-ordered IPCA Index throughout 2003 in lieu of the IGP-DI Index. As a result of this set-off and to avoid a steep adjustment in one single increment, we were allowed to, and did, adjust our rates for 2004 in three gradual steps on June 30, September 1 and November 1 of that year.
      The following table sets forth the adjustments in rates for various services approved by Anatel for 2003 pursuant to the IGP-DI Index and as actually enforced by the court’s temporary order for that same year pursuant to the IPCA Index. The three-step adjustment for 2004 in June, September and November of that year and the adjustment approved by Anatel for 2005 are also shown in the following table.

	2003(1)	2003(2)	2004(3)	2004(4)	2004(5)	2005(6)

Local services basket	28.75%	16.07%	6.89%	4.37%	4.19%	7.27%
Installation	41.75	(16.67)	(19.00)	3.57	3.44	7.27
Residential subscription	25.60	17.24	7.43	3.57	3.44	7.27
Nonresidential subscription	41.75	17.24	7.43	9.56	8.73	7.27
Trunk subscription (PBX)	41.75	11.22	7.43	3.57	3.44	7.27
Pulses	25.60	17.24	7.43	3.57	3.44	7.27
Phone credits	24.60	17.24	7.43	3.18	3.08	7.37
Local interconnection	14.34	3.07	(10.47)	5.47	5.18	(13.32)
Domestic long-distance basket	24.85	12.55	3.20	5.46	5.18	2.94
Long-distance interconnection	24.85	12.55	3.20	5.46	5.18	2.94
12-month Index Rate (through May)	30.05%	17.24%	7.97%			8.36%

(1)	June 27, 2003 percentages based on IGP-DI as determined by Anatel.

(2)	September 26, 2003 percentages based on IPCA as determined by court order.

(3)	June 30, 2004 percentages based on IGP-DI.

(4)	September 1, 2004 gradual compensation for using the IPCA instead of the IGP-DI during the 2003 rate adjustment.

(5)	November 1, 2004 gradual compensation for using the IPCA instead of the IGP-DI during the 2003 rate adjustment.

(6)	July 15, 2005 percentages based on IGP-DI.
     Starting in 2006, Anatel will begin using a specific rate readjustment index based on a basket of rates for telecommunications services, referred to as the Index of the Telecommunications Sector, or IST Index. The IST Index is supposed to provide a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI Index, which focuses more on the evolution of wholesale prices.
     Data transmission rates
      Rates in the data transmission segments are wholly market-driven and outside Anatel’s usual public regime regulatory purview. See “— Competition — Data transmission services.”
      The majority of revenues from data transmission services are generated by monthly line rental charges for private leased circuits to corporate customers, internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some mobile service providers use our network to connect mobile central switching stations to mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.
     Mobile rates
      Mobile telecommunications service providers are authorized to establish rates for their mobile telecommunications services, provided that offers are part of a service plan approved by Anatel. In accordance with our personal mobile services license, the maximum price is adjusted at least on an annual basis, as set forth in the service plans, taking into account a productivity rate established by Anatel. Providers must offer their users a basic service plan, or Basic Service Plan, that is highly regulated by Anatel and provides a minimum of 40 minutes per month. Providers also may offer non-discriminatory alternative plans to complement the Basic Service Plan. Although subscribers cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.
      The following table sets forth the average per minute rates we charged for prepaid and postpaid plans during the years indicated below.

	Year Ended
	December 31,

Monthly Rate of Basic Service Plan:	2004(*)	2005(*)

	(Nominal reais)
Oi 40	25.15	23.44
Oi 80	40.09	35.87
Oi 160	63.80	57.02

(*)	Annual average of monthly rates, net of taxes.
Taxes on Telecommunications Services
      The cost of telecommunications services to the client includes several taxes and contributions. The rates we charge our clients include the remuneration for our services and state and federal taxes and contributions. The average rate of all these taxes and contributions, as a percentage of the consolidated gross operating revenue, was 27.9% in 2005. The primary tax on telecommunications is the value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços, or ICMS), assessed by states at varying rates. The ICMS rate is set at 25% on average, except in the states of Rondônia (35%), Mato Grosso, Pará, Paraíba and Rio de Janeiro (30%), Goiás and Rio Grande do Sul (29%), Pernambuco (28%) and Alagoas, Bahia, Ceará, Mato Grosso do Sul, Paraná, Rio Grande do Norte and Sergipe (27%). In June 1998, the State Secretaries of Treasury (Secretarias da Fazenda Estadual) approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such taxes.
      Telecommunications services revenues are also grossed up to account for two federal contributions levied on gross operating revenue at a combined rate of 3.65%: the Program for Social Integration (Programa de Integração Social, or PIS), and the Contribution for Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or Cofins). However, revenues from sales of mobile handsets, contact center services and other revenues, aside from telecommunications services, are subject to PIS and Cofins at a combined rate of 9.25%.
Billing and Collection

Fixed-line services
      Tmar sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. With respect to the settlement of our telephone bills, we have agreements with several banks and other third party vendors such as drugstores, lottery houses and government bureaus that agree to receive and process payments from our customers on our behalf.
      Payments are due within an average of 13 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2005, 12.5% (14.3% in 2004) of all accounts receivable were outstanding for more than 30 days, and 5.5% (6.4% in 2004) were outstanding for more than 90 days. In line with rules established by Anatel, we may restrict a customer from making outgoing calls when an account is over 31 and up to 60 days past due, restrict a customer from receiving incoming calls when an account is over 61 and up to 90 days past due and completely disconnect a customer when an account is over 91 and up to 120 days past due, provided a 15-day warning has been issued to such customer. The disconnection process thus comprises several stages, including customer’s notification regarding the referral of their situation to credit bureaus, until the line can be ultimately disconnected due to non-payment.
     Fixed-line network usage services
      Tmar is remunerated by other telecommunications operators for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. We have billing agreements with Embratel and Intelig, so that when a long-distance call carried by another telecommunications provider is originated on our network, we bill that provider’s customer, retain any access fee for use of our network and transfer the balance to Embratel and Intelig.
      Telesp remunerates us directly for calls, which originate in Region III and terminate in our network. Beginning in January 2004, Brasil Telecom has started doing the same for calls which originate in Region II and terminate in our network.
      We also receive revenues from mobile service providers that interconnect with our fixed-line network to complete mobile originated calls directed to our fixed-line customers. As of July 2003, payments for the use of our fixed-line network are due only for traffic that exceeds a 45%-55% traffic balance between interconnecting operators. As a result, both the remuneration for the use of our network and our corresponding costs related thereto have been reduced.
     Mobile communications services
      Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as Tmar bills its fixed-line customers. See “— Fixed-line services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges.
      The collection policy adopted by Oi, following rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 30 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by credit bureaus until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account, among other things, the length of the subscription, bill amount and greatest delays. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer.
     Mobile network usage services
      Oi is remunerated by other companies for the use of its network. The most important is the remuneration it receives from Tmar, which derives from fixed-to-mobile calls originated on Tmar’s network and terminated on Oi’s network. These revenues and costs, for Oi and Tmar respectively, are eliminated in our consolidated results.
      Oi is also remunerated by other mobile and fixed-telephony companies for the use of its network. As with remuneration for the use of our fixed-line network, starting in July 2003 interconnection payments for the use of our mobile network only became due if the traffic exceeded the 45%-55% traffic balance between ourselves and the companies that use our mobile network.
Network and Facilities
     Fixed-line network
      Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31, 2005, the access network connected approximately 17.0 million fixed-telephone lines and 805,032 installed ADSL. ADSL is already present in 214 localities. Our fixed-line installed network decreased by 363,000 lines during 2005 as compared to 2004, and total lines in service decreased by approximately 358,000 as a result of: (1) several measures taken during 2005 to optimize investments made; (2) the disconnection of analog terminals in order to reduce network maintenance costs; and (3) customer migration to mobile and broadband networks.
      Our public-switched telephone network is almost fully digitalized and, as of December 31, 2005, connected homes and businesses in more than 8,442 cities, towns and villages to approximately 20,000 digital telephone switches and concentrators across our coverage area. As of December 31, 2005, another 9,913 villages were served by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.
      The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and for Year Ended
	December 31,

	2003	2004	2005

Installed access lines (million)	17.4	17.4	17.0
Access lines in service (million)	15.1	15.2	14.9
Average access lines in service for year ended (million)	15.0	15.2	15.0
Percentage of installed access lines connected to digital exchanges	98.9	99.1	100.0
Employees per 1,000 access lines installed	0.5	0.5	0.4
Public telephones in service (thousand)	662.1	662.0	618.1
Mobile (GSM) subscribers (million)	3.9	6.9	10.3
Local call pulses for year ended (billion)	22.6	20.5	18.5
Domestic long-distance call minutes for year ended (billion(*))	9.4	8.8	6.4
International call minutes for year ended (million)	48.0	66.8	56.4
Broadband access lines in service (thousand)	217.0	495.7	805.0

(*) Calls originated in fixed-lines.
     As of the privatization of Telebrás, our long-distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission facilities of Tmar by investing in an interstate network. The deployment and expansion of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 21,000 km of new fiber-optic cables connecting the major capitals and large cities located in Region I. Fiber-optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long-distance broadband services.
      Our long-distance network is one of the most modern in Latin America. It has an initial capacity of 20 gigabytes per second (Gbps) and is equipped with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, internet and data transmission services and other telecommunications providers’ demand for transmission facilities.
      We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services may include internet access and access to corporate data applications. Hispamar Ltda., a Spanish-Brazilian consortium created in November 2001 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and Tmar invested nearly R$1.0 billion in the construction of the Amazonas satellite, which was manufactured by Astrium (EADS Space Company). The Amazonas satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The launch of the Amazonas satellite has put Hispamar into direct competition for satellite services with StarOne, a subsidiary of Embratel. The Amazonas satellite provides both C and Ku bands and on-board switching. Tmar entered into an agreement with Hispamar in December 2002 which provided (1) Hispamar with the right to use Tmar’s geostationary orbital position (acquired with the privatization of TNL) and (2) Tmar with most of the satellite capacity required by its network for the next 15 years. The price assigned to the orbital position was set at R$28.7 million according to an independent appraisal. In December 2002, Tmar obtained a minor stake in Hispamar and is currently conducting negotiations to define its share participation, which we estimate will not exceed 20% of total shares.
      During 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access due to geographical conditions. The satellite network comprises satellite earth stations located in lesser-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Fortaleza, Salvador and Rio de Janeiro. This satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.
      Until December 2001, we had 10 network management structures. From January through April 2002, a national network operations center was completed in Rio de Janeiro to centralize Tmar’s network remote monitoring activities. Network monitoring and configuration platforms, located at our network operations center in Rio de Janeiro, perform failure monitoring, configuration management, performance analysis and rate engineering for the entire network.

Data transmission network
      Our Asynchronous Transfer Mode network with its fully integrated management system provides:

•	Frame Relay data services from 64Kbps up to 34Mbps (a data transmission service using fast protocols based on direct use of transmission lines);

•	Asynchronous Transfer Mode data services supporting access rates from 2Mbps to 622Mbps; and

•	aggregation network for ADSL platform.
      These features allow our integrated Asynchronous Transfer Mode network to service each of the different types of data applications used by our customers. Asynchronous Transfer Mode is essentially a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

      We were the first telecommunications company in Latin America to implement Metro Ethernet technology for high speed internet access. This is one of the latest technologies in the data transmission industry. With the implementation of this technology, we are now able to offer IP TV, a television service that is based on broadband internet access.
      Our dial-up IP platform supports dial-up access from the public-switched telephone networks.
      We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated and dial-up services and virtual private network offerings. Our internet backbone connects to the public internet via international links that we maintain abroad. With these international links, we do not need to rely on other companies to connect our outbound internet traffic with the internet backbones of international ISPs.
      Our broadband network uses ADSL as a broadband access technology using existing PSTN access infrastructure with speeds of up to 8Mbps (download) and 512Kbps (upload). We have three broadband service options available to customers in ADSL-enabled areas:

•	an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up their phone lines;

•	an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL internet access.

Mobile network
      As of December 31, 2005, Oi’s mobile network covered 744 municipalities, over 80.7% of the urban population in Region I, consisting of 4,242 active radio base stations. Oi’s network is directly interconnected to the national and international long-distance fixed-line telephone networks of the companies operating in Region I and all mobile operators of Band A, B, C and E in Region I. In Regions II and III, we have roaming agreements with several GSM mobile operators, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Tmar. Nokia, Siemens and Alcatel are the major suppliers of our network equipment.
Quality of Service
      We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients, as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. At December 31, 2005, all of our installed lines were connected to digital switching centers. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.
      In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.
      We must also comply with the provisions of the General Plan on Quality and with the terms of our New Concession Agreement. See “— Regulation of the Brazilian telecommunications industry — Quality of services — General plan on quality.”

Competition

Overview
      Our efforts in relation to competition are focused in ensuring that we maintain our position as the leading telecommunications company in the region where we are the incumbent carrier, namely Region I. This means that we are always closely monitoring the demand for telecommunications services of the customers in Region I, as well as the strategies and results of our competitors in this region.
      The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in a decrease in prices, in real terms, for telecommunications services driven by increasing competition, implementation of new technologies and regulatory oversight. Until 1999, we were the only authorized supplier of fixed-line and intrastate telecommunications services in Region I. Since then, a series of competitors have come to our region to provide fixed-line, mobile, long distance and data transmission services to the customers of Region I.
      The increased interest of foreign players in the Brazilian telecommunications market is also expected to strengthen competition for these services in Region I. Of these foreign players, Telmex, the leading telecommunications provider in Mexico, has arisen as a strong competitor, as evidenced by: (1) their entry in the Brazilian long-distance market through the purchase of Embratel in 2004, which strengthened Embratel’s financial position by means of a capital increase and debt refinancing; (2) their affiliation with América Móvil, which holds investments in the mobile telephone market through the brand name Claro, which reached the second and third position in Brazil’s mobile telecommunications market in December 2004 and March 2005, respectively; and (3) their investment in cable and broadband through the acquisition of a stake in the Brazilian cable and broadband operator, Net Serviços de Comunicação S.A., or Net, a subsidiary of Organizações Globo, one of the largest media conglomerates in Latin America. Telmex’s investment in Net will allow this company to be more aggressive in broadband investments and acquisition policies. The potential synergies between Telmex’s telecommunications activities and media investments in Region I can be expected to increase competition in this region, especially in the corporate and long-distance markets. Moreover, Telmex may increase its stake in Net pending approval of a bill under the review of the Brazilian Congress, which if passed, would allow foreign players to control media companies.
      Finally, new technologies that serve as substitutes for the telecommunications services we provide also affect our competitiveness. We also watch closely the evolution of these technologies and the impact that they exercise in the competition for the telecommunications services we offer.

Effects of competition
      The potential entry of certain competitors into our regions, the continued competition from mobile service providers, the extension of the concession agreements and the new telecommunications regulations effective as of 2006 may have a material adverse effect on our business, financial condition and results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long-distance services in Region I may adversely affect our revenues in these segments (especially in long-distance). We expect, however, that growth in the Brazilian economy may eventually help generate an increase in overall market revenues.
      Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, prevailing market conditions, the regulations applicable to new entrants and us, the development of new technologies, and the effectiveness of our efforts to prepare ourselves for increased competition. See “Item 3. Key information — Risk factors — The Brazilian telecommunications industry is increasingly competitive. Competition may lead to a reduction in revenues and a reduction in our operating margins.”

Local services
      Other than Tmar, the only other player with some impact in the market for local telephone services within Region I is Telmex acting through its subsidiaries Embratel and Vésper.
      Vésper was first authorized to provide local services in Region I in 1999. We believe that, as of December 31, 2005, Vésper had approximately 600,000 local lines in service in Region I. In 2002, Embratel was also granted a license to provide local services in our region which it started offering to Region I customers in early 2003. In December 2003, Embratel finalized the acquisition of Vésper. With Vésper’s acquisition, Embratel, which had been previously focused on the corporate segment for local services, started using Vésper’s penetration in the residential and small- to medium-sized corporate markets to increase its revenues in those segments.
      Telesp has been authorized to provide local telephone services in Region I since 2002, and Brasil Telecom is now also able to seek a license to offer these services in our region, as they have met their network expansion and universal service requirements in January 2004.
      Although there has been some competition for local services in Region I from the companies controlled by Telmex, we do not expect to face major threats from our local services competitors in this region. So far the competition trend in this segment has been such that incumbent companies tend to focus on leading the local service market within the region where they have been originally authorized to operate. The only exception are fixed-line services for the corporate segment where competition is expected to increase.
      The main source of competition in the local service market does not come from competing local service providers but from mobile services. At the end of 2005 there were 39.3 million mobile subscribers in Region I, a 34.8% increase over December 2004. This number represents more than 150% of the number of fixed-lines in service in Region I. The expansion of mobile customers, in addition to reduced mobile service rates, may impact local fixed-line traffic.
      We also believe that major technological innovations, such as instant messaging services and VoIP, may impact local traffic in the future. In Brazil, those services have been experiencing a dramatic increase in popularity, which could further pressure the size of the local telecommunication market.

Mobile telecommunications services
      The market for mobile services in Region I is extremely competitive. Oi competes primarily with four other groups that provide mobile telecommunications services in Region I. These groups consist of the following companies:

•	a joint venture between Telefônica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northeastern states and in the state of Minas Gerais;

•	a subsidiary of Telecom Italia Mobile (marketed under the brand name Tim), which is present in all of Region I and is the only group with national coverage;

•	the Telecom Americas Group controlled by América Móvil, an affiliate of Telmex, (marketed under the brand name Claro), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, where it acquired a Band E license in September 2004; and

•	Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Citibank’s venture capital fund, CVC, and by several Brazilian pension funds such as: Sistel, sponsored by Tmar and other Brazilian incumbent telecommunications operators; Telos, sponsored by Embratel; Petros, sponsored by Petrobras; and Previ, sponsored by Banco do Brasil.
      Of the competitors listed above Vivo, Tim and Claro have been Oi’s most aggressive competitors for mobile customers in Region I. Strategies for gaining market share in this segment have included the subsidy of traffic and sale of handsets. Nevertheless, Oi is still one of main providers of mobile services in

Region I even though it was the last player to enter this market, as evidenced by Oi’s ability to capture 34.0% of all new mobile subscribers in Region I in 2005.

Long-distance services
      In an effort to promote competition in the long-distance market, Anatel implemented a numbering plan that requires callers to choose their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code before each long-distance call.
      The competition for long-distance service is fragmented within the different sub-segments in which this market is divided, namely intraregional, interregional, international and mobile long-distance services. Tmar is the leader in long-distance services provided to the telecommunications customers of Region I in terms of traffic from calls originated in the region.
      New technologies that serve as an alternative to long-distance telephone calls, such as VoIP, may start capturing part of the long-distance traffic. However, contrary to what was seen in other countries such as the United States, we do not expect to see this trend materialize soon in Brazil because, while long-distance providers are also the ones providing such alternative options, they obtain higher margins with long-distance calls.

Intraregional long-distance
      Intraregional service consists of long-distance calls within a state (interstate) or between states (intrastate) inside one of the three regions for fixed-line services created with the privatization of Telebrás. Embratel, Intelig, Telesp and Brasil Telecom are all authorized to provide intrastate long-distance services to customers of Region I. Embratel began providing intrastate long-distance services in July 1999, Intelig in January 2000, Telesp in March 2003, and Brasil Telecom in January 2004.
      Intelig is controlled by (1) National Grid, the owner and operator of the electricity transmission network in the United Kingdom, (2) France Telecom, one of the world’s leading telecommunications carriers, and (3) Sprint, one of the largest long-distance carriers in the United States. These shareholders have expressed their intention to sell their stakes in Intelig since 2003, which they have not yet done. Since then, Intelig has been experiencing continuous loss of market share in the intraregional long-distance segment of Region I. Telesp is controlled by Telefônica S.A., a global telecommunications company with operating revenues of more than US$40 billion for the year ended December 31, 2005.
      In 2005, we estimate that we have provided approximately 82.3% of the total intrastate and interstate long-distance fixed-line traffic within Region I. We measure our market share according to the information available from our own switches. Because we have the largest network in Region I, the vast majority of long-distance calls originated in Region I go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.

Interregional and international long-distance
      The regional fixed-line companies, such as Tmar, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. However, because Anatel certified our early attainment of certain network expansion and universal service targets for 2003, we were allowed to start providing such services in July 2002. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in this market. Brasil Telecom obtained a license to provide interregional and international long-distance services in January 2004. Nevertheless, we are still the main long-distance provider of interregional and international long-distance services to the long-distance customers of Region I.

Mobile long-distance
      With regard to long-distance calls originated from mobile handsets, Anatel issued rules to require mobile operators to allow their subscribers to choose among the different long-distance carriers, such as Tmar. These new rules enhanced competition in this segment and have resulted in increased long-distance revenues for Tmar derived from both mobile-to-mobile and mobile-to-fixed-line calls in our region.
      The competition from mobile service providers is increasing, but it is still limited by the fact that rates for mobile phone calls are higher than rates for calls originated on our fixed-line network. However, free mobile in-network minutes may impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.
      Tmar is the main provider of long-distance service for calls originated from mobile telephones in Region I. Our main competitor in this market is Embratel, followed by Tim and Intelig in third place and Vivo in fourth.

Data transmission services
      Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public-switched telephone services. We offer data services under the private regime through Tmar and Oi; hence, we are subject to much less stringent regulations when rendering data transmission services. This market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market primarily focused on large and medium-sized business customers.
      Along with growth in volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.
      In Region I, we estimate that approximately 80% of all broadband services are provided in the form of ADSL. As the ADSL technology uses Tmar’s network, Tmar is currently the principal player in data transmission services within Region I. Of the broadband services provided through other means, we estimate that approximately 15% use cable technology in which Net and TVA are the main players and 5% use radio technology which are dominated by a few niche players.
      Of the players in the broadband services in Region I, Telmex is increasing its presence through a partnership between its subsidiary, Embratel, and Net, the media company in which Telmex recently invested, that establishes a cooperation for the provision of telephone, cable television and broadband internet services.
Marketing
      In 2005, we incurred R$291.8 million in marketing expenses, primarily to market our fixed-line, ADSL and mobile products under the brand names Telemar, Velox, Oi, Oi Internet and our long-distance Carrier Selection Code 31.
      The main marketing objectives were to promote: (1) our fixed-line products, such as “Global 31”, which promotes our integrated service capacity to provide our customers with both interregional long-distance calls outgoing from Region I to Regions II and III and international calls, by allowing customers to choose us as their long-distance provider through our 31 Carrier Selection Code; (2) long-distance services from mobile phones through our fixed-line network; (3) Velox, our ADSL services (broadband services) for high-speed access to the internet; (4) our mobile telecommunications services, through specific campaigns focusing on products addressed to certain market segments, such as prepaid and postpaid retail and corporate customers; and (5) our integrated services that are bundled with other fixed-line and broadband products.

      In 2005, we continued to offer integrated promotions by bundling the different products and services provided by us, such as mobile communications and ADSL services, and fixed-line products and public telephone services.
      We sell our fixed-line products and services through the following marketing channels:

•	a direct sales force, which focuses mainly on large corporate customers;

•	the Tmar network channel, comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

•	telemarketing efforts provided by contact center service companies; and

•	the internet.
      We sell our mobile telecommunications services through a network of 4,371 points of sale, including third party retail outlets and our own stores, as well as through contact centers and the internet.
Research and Development
      We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.
      As part of the privatization process of Telebrás, the private telecommunications operators contributed to Telebrás’s former Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações, or the Foundation), so that it could conduct research and development in this sector. Our latest agreement with the Foundation, dated March 2002, provides for the Foundation’s development of software and IT services. Under this agreement, Tmar disbursed approximately R$3.9 million, R$4.8 million and R$6.8 million in 2003, 2004 and 2005, respectively, for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce.
Capital Expenditures
      Our 2005 capital expenditures reached R$2,447.4 million. Of this amount, 34.2% was allocated to the deployment of our mobile telecommunications services infrastructure, 19.3% for data transmission systems, 26.4% to voice transmission and 20% to other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.
      The following table sets forth our capital expenditures for the three-year period ended December 31, 2005.

	Year Ended December 31,

	2003	2004	2005

	(Million of reais)(1)
Mobile network and systems	487.8	737.6	836.4
Data transmission equipment	474.0	428.9	473.5
Voice transmission	384.6	509.1	647.2
Telecommunications infrastructure	98.6	180.9	236.6
Information technologies services	83.6	84.1	92.5
Contact center	42.6	36.5
Other	44.9	81.0	161.2

Total capital expenditures(2)	1,616.1	2,058.1	2,447.4

(1)	Columns may not add due to rounding.

(2)	Includes Tmar, Oi, Telemar Internet and TNL.
     Our current 2006 capital expenditure budget totals approximately R$2.4 billion. We plan to finance our capital expenditures through operating cash flows and long-term financings. We have budgeted 25% of our 2006 capital expenditure budget to the mobile services business and 75% to the fixed-line business, which includes our regulatory targets.
Property, Plant and Equipment
      Our principal properties consist of management, retail and customer service offices located in 16 states of Region I and network infrastructure sites located throughout Region I. As of December 31, 2005, we owned 5,212 properties, of which 88.4% were operational sites. We also rented 7,802 properties from third parties and 232 properties to third parties, of which 24 are fully occupied and 208 partially occupied. We have also been granted the use of 4,419 properties owned by third parties for which we are not required to make any lease payments. More than 80% of these properties are used as operational and office sites. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment and radio base stations. Switches include local switches, mobile switches, “transfer” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.
      As of December 31, 2005, the net book value of our property, plant and equipment was R$12,843.9 million (compared to R$13,770.2 million in 2004). Buildings, land and leasehold improvements represented approximately 10.2% of the net book value of our property, plant and equipment, underground ducts, post and towers, cables and lines represented approximately 31.0% of the net book value, plant and equipment related to trunking and switching stations represented approximately 17.3%, transmission equipment represented 23.0%, construction in progress represented approximately 5.9%, hardware and software represented approximately 4.6%, and other fixed assets represented approximately 8.1%. All property and equipment which are essential in providing the services described in the New Concession Agreement are considered “reversible assets”, which means that, should the New Concession Agreement expire or terminate without being renewed, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details, see Note 17 to the consolidated financial statements of TNL.
Dependence on Patents, Licenses or Contracts
      Our business is highly dependent on the concessions and licenses that Anatel has granted us. For a description of these concessions and licenses, see “— Our operations” and “— Regulation of the Brazilian telecommunications industry.”
      We have either registered or filed intellectual property applications for our most important fixed-line, mobile phone, broadband and long-distance brand names Telemar, Oi, Velox and 31, respectively, with the Brazilian Intellectual Property Agency (Instituto Nacional de Propriedade Intelectual). We believe the brand names and trademarks that identify us and our businesses are important for us, and we have accordingly taken the appropriate steps to protect them.
Seasonality
      Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by major seasonal variations, except for the first quarter of the year, when the economic activity is generally reduced in Brazil. Our mobile telecommunications services are affected by a seasonal increase in mobile handset sales during the second and fourth quarters of each year due to Mother’s Day in Brazil and the year-end holiday season.
Insurance
      As required by the New Concession Agreement, Tmar maintains the following insurance policies: (1) all risk property insurance covering all assets pertaining to the concession; (2) business interruption insurance covering lost profits in order to guarantee the continuity of the telecommunications services provided if the economic balance required to provide those services is affected by events not already covered by property insurance; and (3) performance bond insurance to assure that our quality and universal targets are met.
      In addition to the above policies, we purchase directors’ and officers’ insurance to cover any breach of their duties. Our assets and liabilities that are of material value and/or exposed to high degrees of risks are also insured. For more details, see Note 31 to the consolidated financial statements of TNL.
Regulation of the Brazilian Telecommunications Industry

Overview
      Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. Tmar operates under concessions and licenses that allow it to provide specified services and set forth certain obligations that Tmar must comply with. See “— Concessions and licenses.”
      Anatel is the regulatory agency for telecommunications, according to the General Telecommunications Law and the Regulations of the National Telecommunications Agency (Regulamento da Agência Nacional de Telecomunicações), dated as of October 1997. Anatel is administratively independent. Any new regulations proposed by Anatel must be open for comments by the general public. Anatel’s final decisions may only be challenged in Brazilian courts.

General policies for the regulation of the telecommunications sector
      On June 10, 2003, a presidential decree, or the Decree, was issued, outlining a number of new rules and guidelines with the purpose of consolidating several changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things: (1) universal access to telecommunications services; (2) stimulation of employment and development of the Brazilian telecommunications sector; (3) promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and (4) the financial equilibrium of existing concession agreements. The Decree also defined certain changes reflected in the terms of each concession agreement entered into by each public regime company as of January 1, 2006.
      A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. If approved, these types of proposal are expected to affect the overall margin of telecommunications providers, including us. For a discussion of the risks associated to the impact of telecommunications regulations on our business, see “Item 3. Key information — Risks relating to our business — Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in Tmar’s concession may adversely impact our business.”

The New Concession Agreement
      On June 2, 1998, Tmar was granted a concession to operate fixed-line telecommunications services in Region I pursuant to a concession agreement, or the Original Concession Agreement, that expired on December 31, 2005. The terms of the Concession Agreement awarded Tmar the right to extend its concession to operate fixed-line telecommunications services in Region I for another 20 years, commencing on January 1, 2006. On December 22, 2005, Tmar entered into a new concession agreement, or the New Concession Agreement, which became effective on January 1, 2006. One of the conditions for the renewal of the concession was that at every second year during the 20-year renewal period, public regime companies would be required to pay biannual renewal fees equal to 2% of their annual net operating revenues from telecommunications services of the immediately preceding year.
      The major changes of the New Concession Agreement and the new regulations thereunder relate to:

•	a new criteria used to bill local fixed-line services that will replace the current pulse system with a system based on the amount of minutes consumed by users of fixed-line services;

•	a new inflation index for the telecommunications industry and methodology used to adjust the rates for fixed-line services;

•	the introduction of a new productivity factor that reduces the readjustment rate used by telecommunications companies to update the fees charged to their clients;

•	a special pre-paid fixed-line telephone plan with a lower subscription price than that of our Basic Plan for residential customers; and

•	number portability, which allows customer to take the fixed-line and mobile telephone numbers with them when they switch to other telecommunications companies.
      Until 2005 calls were measured and charged in terms of pulses, consisting of a single charge per call and a flat charge for each additional four-minute fraction of usage. The New Concession Agreement establishes a per-minute billing system as an effort to establish a more objective and transparent billing criteria to the customer. The objective of Anatel with the migration to a minute-based system is not to reduce rates but to offer a more transparent rate structure for customers. Implementation of the minute-based system was postponed by Anatel until further notice from Anatel.
      As to the new inflation index, from 2006 on Anatel will start using a specific rate readjustment index based on a basket of rates for telecommunications services, referred to as the Index of the Telecommunications Sector, or IST Index. The IST Index is supposed to provide a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI Index, which focuses more on the evolution of wholesale prices. In recent years, with the stability of the Brazilian currency, the evolution of the IGP-DI Index has been very close to that of consumer-oriented indices, which suggests that the variation between the IST Index and IGP-DI Index may not be substantial, so long as the Brazilian currency remains stable.
      The New Concession Agreement has established a new method of calculating the productivity discount factor, or the X-Factor, that limits the monetary readjustment to telecommunications rates as provided by the IST Index. Under the Original Concession Agreement, Anatel would impose pre-determined productivity factors for each of the telecommunications concessionaires. With the New Concession Agreement, the method for calculating the X-Factor has migrated from a system of arbitrary productivity targets established by Anatel to one that seeks to measure a concessionaire’s productivity against the actual results that are obtained by all other concessionaires of the telecommunications industry. This new method of calculating the X-Factor will be used for 2006 and 2007. From 2008 on, the method of calculating the X-Factor will be based on the operational costs that are inherent to the telecommunications sector. For a description of the new method of calculating the X-Factor, see “— Regulation of the Brazilian telecommunications industry — Fixed-line services.”
      The New Concession Agreement implemented a special pre-paid, fixed-line plan, known as Individual Access for Special Class (Acesso Individual para Classe Especial, or AICE), which has a lower subscription price than that of our Basic Service Plan. AICE is intended to serve as a cheaper fixed-line alternative to residential customers. Because it is prepaid, limited to one line per household and precludes the customer from obtaining additional fixed lines, we do not believe AICE will have a material adverse effect on an overall margin.
      The New Concession Agreement has provided for number portability to be implemented by the end of 2006. The terms for number portability set forth under the New Concession Agreement will allow telecommunications customers to take their telephone numbers with them only when they are replacing their fixed-line or mobile telephone service provider with another fixed-line service or mobile provider. In addition, number portability will be allowed only when customers switch telephone service providers operating within that customer’s city. The implementation of number portability also depends on the approval of specific regulations by Anatel to deal with this feature.

Concessions and licenses
      The right to provide telecommunications services is granted either through a concession or a license. Concessions are granted under a public regime, while licenses are governed by private regime standards. The right to render local services in Region I have been granted to Tmar by Anatel through a concession, while in Regions II and III this right was awarded through a license.
      According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to quality, continuity and universality of service, network expansion and modernization. Public regime companies are also subject to Anatel’s supervision as to the rates that they may charge customers. On the other hand, private regime companies are generally not subject to the requirements concerning universal access and network modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.
      Public regime companies, such as Tmar, also often offer certain services under the private regime, of which the most significant are the data transmission services. Oi offers mobile services under the private regime, according to a license acquired by it on February 13, 2001. See “— Our history and development — Our significant subsidiaries — TNL PCS S.A.”
      In addition to Tmar, the companies that operate in the public regime in Brazil include two other regional fixed-line service providers (Telefônica and Brasil Telecom), one national long-distance carrier (Embratel) and other secondary local operators. These four primary public regime companies (Tmar, Telefônica, Brasil Telecom and Embratel) are the main providers of fixed-line telecommunications services in Brazil, including local and intraregional services and interregional and international long-distance service. All other telecommunications service providers, including other companies authorized to provide fixed-line services in Region I, operate under a private regime.

Termination of a concession
      There are a number of circumstances according to which a public regime company may have its concession terminated as listed below:

•	non-renewal upon the expiration of the concession;

•	an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

•	termination by the company (through an agreement with Anatel or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the company;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal; or

•	the occurrence of:

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization;

•	the transfer of the concession without Anatel’s authorization;

•	the dissolution or bankruptcy of the company; or

•	an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken, as it would prove to be inconvenient, unnecessary or would result in an unfair benefit for the company. In the event a concession is terminated in these circumstances, Anatel may take over the company’s properties and use its employees in order to continue rendering the services.

Fixed-line services — private regime
      With a view to introducing competition in fixed-line telephone services in Brazil, in 1999 the federal government created four private-regime licenses to compete with the incumbent fixed-line concessionaires. Three of these licenses were to be issued to providers of local and intraregional long-distance services to operate in the three fixed-line regions. Vésper currently holds two of these licenses, which allows it to provide local and intraregional long-distance services in Regions I and III, and GVT holds the other license to provide the same services in Region II. The fourth competing license, currently held by Intelig, was to be issued to a licensee that would provide intraregional, interregional and international long-distance services throughout Brazil. Since 2002, the number of licenses that the federal government can issue is unlimited. Fixed line companies operating under a private regime have substantially less obligations, such as universal targets, than public regime fixed-line operators. Although Tmar was granted a license to provide fixed-line services under the private regime framework in Regions II and III, Tmar’s fixed-line telecommunications services in Region I are provided under public regime rules as explained below.

Fixed-line services — public regime
      Each of the public regime companies operated under a concession that expired at the end of 2005. They all extended their concessions for an additional 20-year period. These new concessions were granted under the new conditions set forth in the new General Plan on Quality, the new General Plan on Universal Service and the terms set forth in the New Concession Agreement. These concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net operating revenues from telecommunications services of the immediately preceding year. The main features of the public regime fixed-line service are described below.

Service restrictions
      Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including prohibitions on:

•	mergers between incumbent fixed-line services providers; and

•	the offering of cable television services by telephone companies in their respective concession region, except that they may offer cable television services in their concession region if no other competitor participates in the bidding process to auction the rights to provide those services in the incumbent’s region.

Network expansion — General Plan on Universal Service
      The General Plan on Universal Service sets forth our main network expansion and modernization obligations such as providing public telephones in towns with more than 100 inhabitants and installing residential fixed-lines within seven days of a request, in towns with more than 300 inhabitants.
      An additional network expansion requirement imposed on us by the New Concession Agreement is the rendering of services in public telecommunication offices that serve as business centers for low-income populations. The centers must offer: (1) a minimum of four public computers with internet access; (2) a minimum of four public telephones; (3) a fax machine; and (4) service seven days a week from 8:00 a.m. to 8:00 p.m., according to the General Plan on Universal Service.

Quality of services — General Plan on Quality
      Each regional public and private regime company must comply with the provisions of the General Plan on Quality and also with the terms of its respective concessions, licenses and authorizations. All costs related to the compliance with the quality goals established by the General Plan on Quality must be exclusively borne by the telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

•	responses to repair requests;

•	availability of services to users;

•	quality of public telephones;

•	operator availability;

•	personal services to users;

•	issuance of bills;

•	responses to requests for address changes;

•	modernization of the network; and

•	responses to users’ mail.
      The quality standards are measured according to the definitions and quality indicators established by Anatel. Every month fixed-line companies subject to a public regime are obliged to report their compliance with quality goals to Anatel. Additionally, public regime, fixed-line companies are obligated to provide Anatel with an in-depth report and analysis on each quality goal that is not complied with. Anatel may also collect such data from companies at any time without prior notice.
      Public regime fixed-line companies that fail to meet Anatel’s quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellation of concessions and authorizations. See “— Fines and penalties.”
      Anatel measures our performance individually in each of the states where we operate. As a result, our performance in any particular state may not meet one or more quality performance targets even if our overall performance is satisfactory. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more specific states.

Fines and penalties
      Failure to meet the network expansion and modernization obligations set forth in our list of obligations may result in fines and penalties of up to R$50 million, as well as potential revocation of our concession. Failure to meet the quality of service obligations established in our list of obligations may result in fines and penalties of up to R$40 million.

Public rate regulation
      Under the fixed-line concession regime, concessionaires must offer a Basic Service Plan comprised of the following basic services: installation, monthly subscription, and switched local minutes. The rates charged for the Basic Service Plan are comprised of a basket of two separate fees applied to each of those basic services. The rates charged under long-distance concessions are comprised of a basket of 20 fees varying in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day, and (3) day of the week on which the call is placed.
      A price-cap mechanism is used to readjust the basket of rates charged in connection with local fixed-line and long-distance concessions. This price cap is adjusted on an annual basis pursuant to a formula set forth in the New Concession Agreement. The formula provides for two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation, as measured by the IST Index. Second,

Anatel applies the X-Factor, which reduces the impact of the rate readjustment provided by the IST Index.
      According to the new calculation method for the X-Factor set forth under our New Concession Agreement, Anatel will calculate the sector’s average productivity rate and compare it against our individual productivity result. The productivity factor which will be discounted from the IST Index will be equal to 50% of the higher of: (1) the average productivity rate for the telecommunications industry, and (2) our individual productivity result. If a company has a negative productivity rate, Anatel will not allow such company to have its rates readjusted above the IST Index.
      Rates for individual services within the basket of basic services may be increased to the extent that the weighted average increase for the entire basket of basic services does not exceed the IST Index. We may increase the rate for any individual service above the weighted average increase of the basket by up to 5% for both local fixed-line and long distance services, so long as the prices of the other services are reduced proportionately to ensure that the weighted average rate increase does not exceed the revised basket of rates charged.
      We may also offer alternative plans in addition to the Basic Service Plan. Alternative plans must be submitted for Anatel’s approval. The price caps of these plans are adjusted annually based on the IST Index.
      For information on our current rates and service plans, see “— Rates.”

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
      There are two methods of calculating interconnection rates that operators pay for the use of each other’s networks. Anatel sets the interconnection rates charged for the use of another operator’s fixed-local or long-distance network. Starting in July 2004, the interconnection rates to be charged for the use of another operator’s mobile network became freely negotiable by telecommunications companies, with the negotiated rates to become effective in February 2005. Some operators, including Tmar and Oi, have still not been able to agree on new mobile interconnection rates. As a result, operators have asked Anatel to arbitrate these rates.
      For 2006, the termination rates that telecommunications companies may charge each other to terminate a call on their network’s last mile have been limited to 50% of the rate charged to consumers for that same call. Based on the prices currently charged for local calls in Region I, the referred limitation in termination rates will result in a reduction of 27% in the termination rates that we charge other companies for the use of our network’s last mile when terminating calls originated on their network. For 2007, this limitation in termination rates will be equal to 40% of the rate charged to customers for the calls they make that terminate on the last mile of our network. This further limitation will result in an additional 20% reduction in the termination rates that we charge other companies for the use of our network’s last mile. From 2008 on, the method used to determine termination rates will take into account the actual operational costs of telecommunications companies.

Regulation of personal mobile services and rates
      The regulations for personal mobile telecommunications services allow companies to provide mobile telecommunications services under personal mobile services licenses. The personal mobile services licenses allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The personal mobile services regulations divide the Brazilian territory into three separate regions that correspond to the three regions of the public regime fixed-line telephone service. A total of five companies operating respectively in Bands A, B, C, D and E may offer mobile services in each region.
      The personal mobile services license sets forth certain obligations and targets that must be met by a personal mobile services licensee. Under these obligations, a personal mobile services licensee is required to cover:

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
      A locality is considered “covered” when an at least 80% of total urban area is covered. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the personal mobile services license by Anatel.
      In June 2002, we received authorization from Anatel to begin providing mobile telecommunications services through our mobile service subsidiary Oi. Our license to provide mobile telecommunications services is valid for 15 years and may be renewed for another 15 years. If the authorization is renewed, Oi will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.
      Companies holding personal mobile services licenses are allowed to set at their discretion the prices to be charged for their mobile services, provided that such prices are linked to existing service plans authorized by Anatel. Price caps are readjusted annually, based on the IST Index.

Item 4A.	Unresolved staff comments
      None.

Item 5.	Operating and financial review and prospects
Overview
      In 2005, while TNL’s fixed-line network decreased from 15.2 million to 14.9 million lines in service, TNL expanded its mobile customer bases to 10.3 million clients and its broadband customer base to 0.8 million ADSL clients, up from 6.9 million and 0.5 million, respectively. In December 2005, Oi reached an estimated market share of 26.3% in Region I in terms of number of active subscribers. The growth of TNL’s mobile and data categories is important in order to sustain the increase of TNL’s revenues, as TNL expects growth in its fixed-line network to remain flat. Mobile lines in Region I already far exceed the number of fixed-lines. TNL’s gross revenues increased 7.1% in comparison to 2004.
      In 2005, TNL continued to reorganize its corporate structure in order to integrate operating and administrative areas, processes, systems and management levels and thus reduce its costs. Costs of services, selling, general and administrative expenses increased 4.2% in 2005 (see Note 5 to TNL’s consolidated financial statements).
      TNL’s results of operations are significantly affected by the following factors:

•	general trends and demand for telecommunications services;

•	competition;

•	the cost of loans and financing;

•	telecommunications service rate adjustments; and

•	Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation.

General trends and demand for telecommunications services
      Throughout Brazil, including in Region I, there is limited growth potential for fixed-line voice services. Since privatization in 1998, significant capital expenditures were made to expand the “last-mile” of the fixed-line network. According to Anatel, Brazil had 18.4 million fixed-line telephones in service in July 1998 and by the end of 2005, there were 38.8 million. However, a high proportion of the new fixed-lines in service are in low-income areas, which have a relatively low return on invested capital. Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line network has stabilized.
      According to Anatel, the number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 86.2 million in 2005. The Brazilian mobile segment has grown at an average rate of 42.0% per year, due to strong competition, advertising and prepaid plans, together with the ability of consumers to purchase handsets via interest-free installment plans (the cost of which is borne by mobile operators). During 2005, Oi’s customer base increased by 50.7% and its gross revenues grew by 28.3%. As a result of this expansion and the reduction in inflation rates in Brazil (which influence TNL’s fixed-line rate adjustments), TNL has seen a decrease in the growth of the gross revenue of its fixed-line telecommunications services from 26% in 2001 to 5% in 2005, while the mobile segment of its business is experiencing a continued increase.
      As a result of these trends, TNL does not expect a significant increase in the number of fixed-lines and revenues from local fixed-line telecommunications services. However, in its mobile business, TNL does expect an increase in its customer base, traffic and additional services, but at lower rates than observed in the past. TNL also expects an increase in revenues from broadband and data transmission services, which have a very low level of penetration in Brazil. TNL will continue to invest in both its fixed-line and mobile networks in order to be able to offer bundled fixed-line, mobile and data transmission services. In addition, by owning both mobile and fixed-line telecommunications services networks in Region I and bundling these products, TNL minimizes interconnection costs for outgoing calls and maximizes interconnection revenues from incoming calls.
     Competition
      The continuous growth of the mobile market is still increasing competition in the telecommunications sector. This growth is being driven in large part by the pricing structure of fixed-line to mobile calls, as in Brazil mobile users only pay for outgoing calls. In addition, the current pricing structure allows for approximately 81% of net revenues generated by calls placed from fixed-lines to mobile phones to be allocated to mobile operators (interconnection charges), representing an important source of revenues for them. Growth of the mobile market is mainly a result of the expansion of prepaid plans which increased the volume of incoming calls from the fixed-line network to the mobile network.
      During 2005, the number of mobile lines in service in Brazil increased 31.4%, while the number of fixed-lines in service decreased 1.3%. Mobile services are available to approximately 86% of the Brazilian population and 48% of households. According to estimates by IBGE (Instituto Brasileiro de Geografia e Estatística) approximately 77% of the Brazilian population lives in areas served by at least three mobile operators. Prepaid subscribers account for 82% of our subscribers base.
      The degree of competition in the mobile segment is high, with three or four large providers competing in each state. At December 2005, Oi had an approximate 26.3% market share in Region I in terms of number of active subscribers, increasing its presence since 2004, when it had a 23.5% market share. Increasing Oi’s market share of the mobile market in Region I is strategically important to maintain the mobile network usage rates within TNL, which otherwise would be paid by fixed-line business to its competitors. Because the estimated penetration of mobile usage in Region I was only 39.1% as of December 2005, TNL still expects to see growth in this segment over the next several years.
      The degree of competition in the local fixed-line segment remains low, due to the required network investments in the last-mile and the focus of competitors on the corporate segment. The number of corporate subscribers represented approximately 18% of TNL’s fixed-line subscribers in December 2005. With the acquisition of Vésper, Embratel has widened its range of clients in local telephony. In addition, Anatel is attempting to stimulate competition in local services through the implementation of rules requiring line sharing and full unbundling; however, we do not expect these efforts to have a significant impact on competition.
      In the long-distance market the degree of competition is strong, but due to marketing efforts and customer loyalty programs, TNL has increased its revenues during 2005 by 3.7%. TNL’s main competition in the long-distance services for Region I customers is Embratel. See “Item 4. Information on the Company — Competition — Long-distance.”
      Broadband penetration in Brazil is still low, with nearly 3.7 million customers in December 2005. TNL estimates that ADSL technology had approximately an 80% market share in the broadband market in Brazil in terms of number of costumers, with the other 20% split among cable, radio and satellite. In TNL’s region TNL mainly competes with Net (a cable TV operator affiliated with Telmex). TNL competes through ADSL technology, which already exists in more than 214 major cities in Region I.
      In addition, companies authorized to provide limited specialized services have begun to compete with TNL in the provision of data services for corporate customers. While this competition is negatively affecting the rates for these services, TNL has been able to increase its revenues through the acquisition of important clients, due to its ability to provide bundled solutions at lower costs. TNL is also developing sales channels with bundled services to small and middle market businesses.
      TNL believes that bundling products is helping TNL to retain its existing clients and to increase its market share. For example, TNL has been able to stimulate the recharge of prepaid mobile minutes through its fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony.
     The cost of loans and financing
      TNL had R$9.8 billion indebtedness as of December 31, 2005. TNL is making efforts to decrease its total indebtedness. We generally incur debt to fund investments in our fixed-line and wireless networks and other physical infrastructure. In prior years, these investments were made to comply with Anatel’s universalization and quality targets, to launch TNL’s mobile telephone subsidiary Oi, to maintain the quality of our services and to offer competitive telecommunications products. TNL made investments (capital expenditures and licenses to provide telecommunications services) in the amount of R$10.0 billion, R$2.0 billion, R$1.7 billion, R$2.1 billion and R$2.5 billion for the years 2001, 2002, 2003, 2004 and 2005, respectively.
      Based on TNL’s expected future cash on flows, cash its balance sheet and stable capital expenditures, management currently believes that TNL would be able to continue to decrease total indebtedness in the near future. Nevertheless, if the proposed corporate restructuring is completed, the new company could pursue a more efficient capital structure and then increase its leverage. Total indebtedness has decreased from R$12.2 billion in 2003 to R$9.8 billion in 2005.
      Brazilian currency has devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. These exchange rate fluctuations and some of the Brazilian government’s measures, taken in an attempt to curb inflation, have affected the cost of TNL’s loans and financing. At December 31, 2005, 56.8% of TNL’s indebtedness was in foreign currency, disregarding the effect of swap operations (1.2% after the effect of currency swaps), mostly (74.3%) denominated in U.S. dollars. Therefore, TNL typically holds derivative instruments to swap the foreign exchange rate variation to the Brazilian domestic exchange rate on interbank certificates of deposits (certificado de depósito interbancário, or the CDI rate).
      The average annual interest rate of debt in local currency, including debentures, was 15.9% per annum in 2005 and 14.9% in 2004. The average annual interest rate of debt in U.S. dollars increased slightly and was 6.1% and 5.6% per annum in 2005 and 2004, respectively. However, because of the appreciation of the real against the U.S. dollar during 2005, TNL accrued significant losses on its balance sheet (as required under Brazilian GAAP) reflecting the costs of its swap operations.
      While there is generally a favorable environment for the continued recovery of the Brazilian economy in 2006, it still remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt.
     Telecommunications service rate adjustments
      Telecommunications service rates are subject to comprehensive regulation by Anatel. The concession contracts of the regional fixed-line companies that expired at the end of 2005 provided for a price-cap mechanism according to which Anatel set and adjusted rates on an annual basis, typically in June, based on an inflation index. The New Concession Agreement provides that rates will be adjusted based on the IST Index. This index is calculated based on a weighted average of a number of Brazilian price indexes and its composition will be reviewed every two years. Rate adjustments can be effected after any period of at least 12 months, on the initiative of Anatel or the concessionaire.
      There are also regulations requiring operators to prepare current financial data in order to implement cost-based and long-term incremental cost analyses as of January 2008. These analyses combined with productivity discussions could lead to limitations on future rate adjustments. In addition, in connection with the terms of the New Concession Agreement Form, Anatel implemented a variety of other rate-related issues, such as the productivity factor. For a detailed discussion of the new terms that may affect TNL’s concession see “Item 4. Information on the Company — Regulation of the Brazilian telecommunications industry — New telecommunications regulations.”

Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation
      TNL has been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably TNL’s operations have been impacted by the fluctuation of the real and by variation in interest rates influenced by the Brazilian government in its efforts to control inflation. See “Item 3. Key Information — Exchange rates” and “Item 3. Key Information — Risk factors — Risks relating to Brazil.” The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2003 to 2005:

	Year Ended
	December 31,

	2003	2004	2005

GDP growth %(1)	0.5	4.9	2.3
IGP-DI inflation rate %(2)	7.7	12.1	1.2
IPCA inflation rate %(3)	9.3	7.6	5.7
U.S. dollar exchange rate variation %(4)	(22.3)	(8.8)	(13.4)
Selic interest rate %(4)	16.5	17.8	18.1

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(2)	Source: General Price Index — Fundação Getúlio Vargas

(3)	Source: Amplified Consumer Price Index — Fundação Getúlio Vargas

(4)	Source: Brazilian Central Bank

     Exchange rate fluctuations also affect the costs of TNL’s mobile handsets and fixed-line equipment, because part of that equipment is acquired abroad under contracts primarily denominated in foreign currencies.
Critical Accounting Policies and Estimates
      TNL’s significant accounting policies are described in Note 3 to the consolidated financial statements of TNL included in this annual report. In preparing the consolidated financial statements, TNL relied on estimates and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of TNL’s financial position and results and require management’s most difficult, subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain, with respect to TNL’s results of operations and the carrying value of TNL’s assets and liabilities. TNL’s results of operations and financial position may differ from those set forth in the consolidated financial statements if its actual experience differs from management’s assumptions and estimates. In order to provide an understanding of TNL’s critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of TNL’s critical accounting policies relating to:

•	revenue recognition and accounts receivable;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	contingencies;

•	derivatives;

•	goodwill; and

•	deferred income tax.

Revenue recognition and accounts receivable
      TNL’s revenue recognition policy is significant because TNL’s revenue is a key component of its results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of TNL’s network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain products delivered and the collectability of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, TNL relies upon revenue recognition measurement guidelines in accordance with rules issued by Anatel.
      Revenues from the usage of TNL’s network are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), issued by an outsourced clearing house.
      Accounts receivable from telecommunications services are valued by applying the rates on the date the service is rendered. These receivables also include credits for services rendered but not yet billed, up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance of the previous month. The related taxes are determined similarly and accounted for on an accrual basis.
      Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.

      The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of title. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.

Provision for doubtful accounts
      The provision for doubtful accounts is stated at an amount that TNL considers sufficient to cover any probable losses on realization of accounts receivable from its customers and is included in selling expenses. TNL’s accounting policy for establishing the provision is consistent with its billing and collection process.
      This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions TNL takes to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due for the fixed-line segment (15 days past due for the mobile segment), and increasing progressively thereafter, as follows:

		% Loss
Fixed-line Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

		% Loss
Mobile Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 15 and up to 30 days	Partial Service Restriction/ Collection Process	Zero
Over 31 and up to 60 days	Collection	Zero
Over 61 and up to 90 days	Restriction to make and receive calls	40
Over 91 and up to 120 days	Collection	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Shut-off after 15-day warning	100
      TNL includes government entities, corporate clients and other telecommunications service providers in the calculation basis of the provision. TNL has also entered into agreements with certain clients to collect past-due accounts, including agreements allowing clients to settle their delinquent accounts in installments. The amounts that TNL actually fails to collect in respect of these accounts may differ from the amount of the provision established.

Depreciation of property, plant and equipment
      TNL depreciates property, plant and equipment using the straight-line method at rates it judges compatible with the useful lives of the underlying assets, principally five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts, and towers, five years for hardware and software and 10 years for furniture, fixtures and others. Depreciation rates are adjusted, and may vary between the fixed-line, mobile and data segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. TNL has not recorded any impairment during the year 2005. In 2004, TNL recorded an impairment on AIX assets in the amount of R$53.9 million. In 2003, TNL recorded a full impairment in the amount of R$82.0 million against the assets of the Internet Data Center, an unprofitable business which TNL decided to lease to a third party at no cost in 2003. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. TNL has not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2005.

Contingencies
      The preparation of TNL’s financial statements requires TNL to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in Note 25 of the consolidated financial statements.
      Except if otherwise required by changes in accounting standards and practices, TNL will continue to record liabilities in connection with these contingencies in the same manner as it does currently, based on its assessment of the risk of loss at each preparation date of the financial statements. TNL classifies its risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions recorded in TNL’s financial statements in connection with these proceedings reflect reasonably estimated losses as determined by management based on legal advice and in accordance with Brazilian GAAP and U.S. GAAP. As discussed in Note 3(m) to the consolidated financial statements of TNL, TNL records as a liability its estimate of the costs of resolution of such claims, when it considers their losses probable. It is possible that TNL’s assumptions and, therefore, estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. TNL records liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all lawsuits involving TNL and the subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Item 8. Financial information — Legal proceedings.”

Labor claims
      Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate principally to hazardous work conditions premium, equalization of salary scales, salary differences and overtime, claims from outsourced personnel and other matters. TNL’s management estimates the potential losses on outstanding labor claims based on labor court decisions as they are issued in each labor lawsuit filed against it. In this respect, all labor lawsuits are initially classified as a “possible” contingency that TNL may have to face as soon as it is filed against us and no provision is made for it. Once TNL has a lower court decision for a labor lawsuit, it will change this classification to “probable” or “remote” depending on the outcome of such lower court decision. A provision will then be made if the lower court decision has been entirely or partially unfavorable to TNL. TNL’s risk of defeat in a labor lawsuit will be changed again if a higher court reverses the lower court’s decision entirely or in part. In such case, the respective provisioning also shall be revised accordingly.

Tax claims
      The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. TNL is currently involved in tax proceedings regarding, and has filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 25 to the consolidated financial statements of TNL. TNL records provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. TNL does not believe that the proceedings, which it considers as probable losses, if decided against it, will have a material adverse effect on TNL’s financial position. It is possible, however, that future results of operations could be materially affected by changes in TNL’s assumptions and the effectiveness of its strategies with respect to these proceedings.

Civil claims
      TNL is currently involved in many claims regarding issues related to assessments by Anatel, indemnification requested by former resellers of prepaid calling cards, many individual claims requesting indemnity in small claims courts and subcontractors, among others. TNL records provisions for probable losses based on the opinion of its external legal counsel as to their assessment concerning the outcome of the litigation and their estimates of the involved amounts.

Unrecognized exposures
      TNL has not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. TNL has estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$5,366.2 million and R$1,283.2 million, respectively, as of December 31, 2005. TNL believes that its estimates are based on reasonable assumptions and assessments of external legal counsel.
      At the moment, TNL does not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits.

Derivatives
      On December 31, 2005, TNL had loans and financing (including debentures) subject to floating interest rates, which totaled 81.0% of its total debt, based on the Brazilian long-term interest rate, or TJLP, and CDI rates, in the case of real-denominated debts, and based on LIBOR, in the case of U.S. dollar- and Yen-denominated debts and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities.
      As of December 31, 2005, TNL had derivative agreements pursuant to which it swaps 22.4% of its total debt subject to floating interest rates, in particular, under contracts bearing interest of U.S. dollar LIBOR plus 0.5% to 5.0% per annum, which totaled 30.5% of its total debt, to fixed rates, reducing TNL’s exposure to changes in U.S. dollar LIBOR to 12.3% of its total debt and its exposure to floating interest rates in total to 62.9% of its total debt.
      Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.
      In the past, TNL has used derivative contracts (swaps, options and forwards) to swap its foreign currency risks. Currently, all of the derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) on swap transactions recorded under Brazilian GAAP reducing or increasing foreign currency indebtedness will be effective if TNL maintains these agreements until their maturity, regardless of the fair value at year-end. TNL’s foreign currency loans and financings, including swap agreements, totaled US$2,752.3 million and US$3,189.0 million at December 31, 2005 and 2004, respectively.
      Under U.S. GAAP, the results of derivative transactions are accounted for at fair value, according to FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.”
      As of January 1, 2001, TNL began applying SFAS No. 133 for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Because of the fact that TNL’s transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, TNL eliminates the gains and losses of derivative contracts not yet financially realized in the U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If TNL maintains these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses, due to foreign exchange rate variations. For example, TNL’s financial results for the years ended December 31, 2005 and 2004 were impacted by an appreciation of 13.4%, and 8.8%, respectively, of the U.S. dollar exchange rate, due to long-term indebtedness in foreign currency. While the exchange rate variations affect TNL’s indebtedness and its financial results, gains and losses of these derivative contracts are mostly not recognized, generating a loss of R$121.8 million in 2005, a loss of R$110.7 million in 2004 and a gain of R$1,475.3 million in 2003 in the U.S. GAAP income statements.

Goodwill
      Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in the consolidated statements of income over a period consistent with the period over which the gains or losses are expected to be incurred. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in the consolidated statements of income over a period consistent with the assets’ remaining economic lives.
      Under U.S. GAAP, TNL adopted the procedures determined by Statement of Financial Accounting Standards, or SFAS, No. 141 Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset or to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.
      Goodwill represents the excess of the acquisition cost of a business over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, TNL adopted SFAS No. 142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.
      The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess must be recorded as impairment.

Reporting units
      For U.S. GAAP purposes, TNL defines its reporting units, according to SFAS No. 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
      TNL identified the following seven reporting units for the year 2005:

•	fixed-line telecommunications services;

•	mobile telecommunications services;

•	data-transmission services;

•	rental of duct infrastructure;

•	business internet access services; and

•	consumer internet access services.
      Data-transmission services, rental of duct infrastructure, business internet access services and consumer internet access services are presented as one single segment called “other segments and holdings”, due to their immateriality.
      According to SFAS No. 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.

Deferred Income Tax
      Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, TNL only recognizes deferred tax asset, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.
      Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by TNL’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, TNL discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.
      In Brazil, the tax law is sometimes significantly altered by provisional measures (medidas provisórias) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
      Under U.S. GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.
      For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred taxes will not be realized. The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate taxable income in the next few years. For U.S. GAAP purposes, we have recorded an additional valuation allowance in comparison to Brazilian GAAP, for the subsidiary Oi (mobile segment) due to the history of this entity’s losses.
Presentation of Information
      The following discussion of TNL’s consolidated financial position and results of operations for the three-year period ended December 31, 2005 should be read in conjunction with the consolidated financial statements of TNL, which are included at the end of this annual report.
      The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 34 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 36 for a net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, Note 37 for a shareholders’ equity reconciliation as of December 31, 2004 and 2005, Notes 38 and 39 for presentations of statements of operations and changes in shareholders’ equity and Note 40 for an additional disclosure about pension plans prepared in accordance with U.S. GAAP.

      We have restated amounts previously reported for our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP for the fiscal years ended December 31, 2002, 2003, 2004, and 2005. A discussion of the impact of the restatement on our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP is included in note 34(x) to our consolidated financial statements beginning on page F-1 of this Form 20-F. Our financial statements under Brazilian GAAP did not change as a result of this restatement.
Statements of operations for 2003, 2004 and 2005
      The following table sets forth the components of TNL’s statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2005.

	Year Ended December 31,			% Change

	2003	2004	2005	2003 v. 2004	2004 v. 2005

	(Million of reais)(1)
Net operating revenue	14,002.8	15,841.7	16,747.4	13.1	5.7
Fixed-line telephone segment	12,932.9	14,109.4	14,846.8	9.2	5.2
Mobile telephone segment	1,344.2	2,091.1	2,620.1	55.6	25.3
Contact center segment	410.7	654.6		59.4
Cost of services and products sold	(8,684.5)	(9,126.4)	(8,795.8)	5.1	(3.6)
Fixed-line telephone segment	(7,486.0)	(7,516.8)	(7,771.1)	0.4	3.5
Mobile telephone segment	(1,425.2)	(1,805.1)	(1,888.5)	26.7	4.6
Contact center segment	(334.8)	(574.1)		71.5
Gross profit	5,318.3	6,715.3	7,951.6	26.3	18.4
Fixed-line telephone segment	5,439.5	6,592.6	7,075.7	21.2	7.3
Mobile telephone segment	(81.0)	286	731.6	453.1	155.8
Contact segment	75.9	80.5		6.1
Operating (expenses) income, net	(2,825.8)	(3,567.4)	(4,483.3)	26.2	25.7
Operating income before interest(2)	2,492.5	3,147.9	3,468.3	26.3	10.2
Financial income	606.3	775.8	908.2	28.0	17.1
Financial expenses	(2,784.6)	(2,417.1)	(2,524.3)	(13.2)	4.4
Operating income (loss)(2)	314.2	1,506.6	1,852.2	379.5	22.9
Net non-operating income (expense)	(68.6)	(136.6)	(37.5)	99.1	(72.5)
Income (loss) before taxes and minority interests	245.6	1,370.0	1,814.7	457.9	32.5
Income tax and social contribution	112.6	(446.5)	(371.2)	(496.5)	(16.9)
Minority interests	(145.5)	(172.5)	(329.4)	18.6	91.0

Net income (loss)	212.7	751.0	1,114.1	253.1	48.3

(1)	Columns may not add due to rounding.

(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.

Comparison of Revenues, Costs and Expenses in 2004 and 2005

Revenues
      The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Fixed-line telephone services
Local services	11,581.7	12,140.2	4.8
Long-distance services	3,661.3	3,795.3	3.7
Other fixed-line services	1,728.3	1,897.9	9.8

Total fixed-line services	16,971.3	17,833.4	5.1
Remuneration for the use of the fixed-line network	1,172.7	1,035.5	(11.7)
Mobile telephone services	1,890.9	2,487.7	31.6
Remuneration for the use of the mobile network	221.2	266.0	20.3
Data transmission services	1,607.6	2,061.0	28.2
Contact center	255.9		N/A
Other services	5.0	2.8	(44.0)

Total gross operating revenues	22,124.6	23,686.4	7.1
Value added and other indirect taxes	(6,060.8)	(6,614.0)	9.1
Discounts and returns	(222.1)	(325.1)	46.4

Net operating revenues	15,841.7	16,747.3	5.7

Local services
      The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Monthly subscription fees	5,966.4	6,644.7	11.4
Pulses — (metered services)	2,673.5	2,690.7	0.6
VC1 (Fixed-line to mobile calls)	2,763.1	2,662.5	(3.6)
Collect calls	102.5	82.0	(20.0)
Installation fees	58.5	39.6	(32.3)
Other revenues	17.7	20.7	16.9

Total local services	11,581.7	12,140.2	4.8

      Monthly subscription fees. Monthly subscription fees increased principally due to an average rate increase 14.6%, which was offset by a decrease of 1.3% in fixed-lines in service.
      Pulses — metered services. In 2005, pulse-based revenues increased principally due to an average rate increase of 12.9%, which was partially offset by a 10.0% decrease in traffic volume in 2005. Part of this traffic reduction is a consequence of TNL’s investment in its ADSL product, which already accounts for 5.4% of TNL’s fixed-lines in service. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access.

      VC1 services. Revenues in this category consist of charges for the calls from fixed-line to mobile telephones within the same registration area (generally the same city), are billed at the lowest tariff (VC1) and accounted for as local services. A substantial part (82.2%) of TNL’s fixed-line to mobile traffic consists of VC1 calls. In 2005, revenues from VC1 calls decreased due to a traffic decrease of 8.9%, partially offset by a rate increase of 4.5% in July 2005. Traffic volume decreased in 2005 due to the migration of fixed-line to mobile calls to mobile to mobile calls.
      Collect calls. In 2005, collect call revenues decreased mainly due to a 38.5% decrease in traffic volume, which was offset by the partial-year effect of the pulse rate increases in June, September and November 2004 and the partial-year effect of the rate increase in July 2005. The decrease in volume of collect calls is associated with the increase in the number of mobile phones in TNL’s region, special offers for mobile to mobile calls on the same network and a large number of fixed-line clients requesting to block incoming collect calls.
      Installation fees. In 2005, revenues from installation fees decreased principally due to a 7.3% decrease in the average per-line installation fee, from R$14.3 as of June 2004 to R$12.2 as of June 2005, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed decreased, from 2,770.7 thousand in 2004 to 2,213.4 thousand in 2005.
      Other revenues. Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.

Long-distance services
      In 2005, revenues from long-distance services increased due to continuous market share gain in interregional services combined with an average rate increase of 11.2%. The requirement for mobile clients to choose a long-distance carrier selection code with every call, in TNL’s case Carrier Selection Code 31, also helped boost its revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Intrastate	1,644.6	1,886.5	14.7
Interregional	610.9	652.8	6.9
Interstate	615.5	597.8	(2.9)
VC2 and VC3	683.3	577.0	(15.6)
International	107.0	81.2	(24.1)

Total long-distance services	3,661.3	3,795.3	3.7

      Intrastate long-distance (intraregional). Revenues from intrastate long-distance increased in 2005, mainly due to rate increases, offset by a traffic decrease due to rule changes increasing the size and reducing the number of local areas that became effective as of August 2004. Intrastate long-distance traffic without the personal mobile service traffic (Servíço Móvel Pessoal), decreased 25.8% between 2004 and 2005.
      Interregional. In 2005, these revenues increased mainly due to a 3.9% increase in traffic volume (without personal mobile service traffic), from 1,033.6 million minutes in 2004 to 1,073.8 million minutes in 2005 and due to rate increases.
      Interstate long-distance (intraregional). Revenues from interstate long-distance services decreased mainly due to a 2.6% decrease in traffic (without SMP traffic), partially offset by the partial-year effects of rate increases.

      VC2 and VC3 services. Revenues in this category consist of charges for the intrastate (VC2) and interstate (VC3) calls from fixed-line to mobile telephones. Revenues from VC2 and VC3 calls from fixed-line to mobile units decreased mainly due to a 3.1% decrease in traffic.
      International. These revenues decreased mainly due to a decrease in personal mobile service traffic volume, which was slightly offset by an increase in traffic volume without personal mobile service from 60.4 million minutes in 2004 to 61.0 million minutes in 2005.

Other fixed-line services
      The following table sets forth the revenues for TNL’s other fixed-line services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Prepaid calling cards (for public telephones)	1,017.2	1,111.0	9.2
Additional services	492.2	547.0	11.1
Advanced voice	218.9	239.9	9.6

Total other fixed-line services	1,728.3	1,897.9	9.8

      Prepaid calling cards for public telephones. Revenues from the use of prepaid calling cards for public telephones increased mainly due to the partial effect of a rate increase. The number of public telephones decreased 6.6%, totaling 618.3 thousand at December 31, 2005, while the number of credits sold increased by 3.2%.
      Additional services. Additional services consist primarily of services such as directory assistance, caller ID, call waiting, voicemail and call forwarding. Revenues from additional services increased principally due to an increase in the demand for call blocking (incoming collect calls, outgoing long-distance calls or fixed-to-mobile calls), caller ID services and voicemail, influenced by marketing campaigns included in TNL’s invoices.
      Advanced voice. Advanced voice services consist of “0300”, “0500” and “0800” services providing businesses with a number with agreed upon fees, which may be charged to the caller or to the client. In 2005, these revenues increased mainly due to an increase of 13.7% in the traffic volume of 0800 services, which was offset by price reductions caused by increased competition.

Remuneration for use of the fixed-line network
      The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Use of fixed-line to fixed-line network	913.9	790	(13.6)
Use of mobile to fixed-line network	258.8	245.5	(5.1)

Total use of the fixed-line network	1,172.7	1,035.5	(11.7)

      Revenues relating to fixed-line network use include revenues received from other telecommunications operators for completing local and long-distance calls. Remuneration for the use of the network is charged depending on the usage volume of TNL’s local and long-distance network. Therefore, TNL’s market-share increase in long-distance services and the growth of other operators’ networks in its region decrease this remuneration.

      TNL receives network usage fees from mobile and other fixed-line service providers. The growth of mobile telecommunications resulted in substantial growth of network usage revenues during the past years. Since July 2003, the personal mobile service operators have been required to allow their subscribers to choose among different long-distance operators. Since TNL’s market share in long-distance services has grown, its network usage revenues have declined in favor of long-distance service revenues. The overall impact of the mobile long-distance selection code usage has had a positive effect on its results.

Mobile telephone services (Oi)
      The following table sets forth the revenues for TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Originating calls	592.4	957.0	61.5
Sale of mobile handsets and accessories	747.8	767.3	2.6
Monthly subscription fees	333.3	461.3	38.4
National and international roaming	106.8	120.9	13.2
Additional services	110.6	181.2	63.8

Total mobile telephone services	1,890.9	2,487.7	31.6

      Mobile services revenues increased in 2005 due to an increased volume of outgoing calls. Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges.
      Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges. In April 2005, Oi increased the average rates of the standard postpaid plans by 6% and prepaid plans by 4%.
      Oi had 6.86 million users as of December 31, 2004 and 10.34 million as of December 31, 2005. Of this 2005 total, approximately 82% were users of prepaid plans and 18% of postpaid plans. The monthly average revenue per user in 2005 was R$20.65 compared to R$24.10 in 2004. Average revenue per user from incoming calls decreased due to the migration of fixed-line to mobile calls to mobile to mobile calls, which are subject to the new “bill and keep system” (under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators) and Oi’s increase in numbers of users. Average revenue per user from outgoing calls also decreased due to the migration of postpaid users from plans without spending limits to plans with a fixed amount to be used in calls. Average revenue per user is calculated considering revenues obtained from originating calls, monthly subscription fees, additional services and revenues for the use of the mobile network.
      Originating calls. Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network, which resulted in higher traffic volumes.
      Sale of handsets and accessories. These revenues totaled R$767.3 million in 2005, of which R$492.0 million were generated from sales of prepaid handsets and R$188.6 million were generated from sales of postpaid handsets. The remaining revenue of R$86.7 million are related to sales of SIM cards (chips containing information relating to the user’s account, enabling the user to change handsets without losing information). In 2005, Oi sold 2,700 thousand prepaid handsets and 1,534 thousand postpaid handsets. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices

      The average price TNL charged in 2005 for a prepaid handset was R$158.29 compared to R$159.43 in 2004 and for a postpaid handset, R$79.11 compared to R$158.84 in 2004. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices.
      Monthly subscription fees. Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to the service plan to which they subscribe. Monthly subscription fee revenues increased due to the growth in the average number of users, with an average subscription fee of R$36.34 in 2005 and R$36.49 in 2004.
      National and international roaming. TNL receives revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator originates a call using TNL’s network, the other mobile operator pays TNL for the call at the applicable tariff. Moreover, when TNL’s subscribers are outside TNL’s coverage area and receive or place calls, TNL charges them a roaming tariff in order to pay the national or international mobile operator that completes the call.
      In 2005, R$75.0 million of TNL’s roaming revenues were obtained from international GSM mobile operators, with which TNL has roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$45.9 million were obtained from TNL’s clients, using their mobiles outside TNL’s authorized Region I. This revenue increased mainly due to the growth of TNL’s client’s base.
      Additional services. Revenues from additional services increased primarily due to the annual rate increase. Revenues from Short Message Services amounted to R$149.2 million, representing 82.3% of additional services revenue. The remaining amount refers to General Packet Radio Service and Wireless Application Protocol.

Remuneration for the use of the mobile network
      The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of
	reais)
Use of fixed-line to mobile network	120.9	191.7	58.6
Use of mobile-to-mobile network	100.3	74.3	(25.9)

Total use of the mobile network	221.2	266.0	20.3

      This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of TNL’s mobile network for completing calls.
      Use of fixed-line to mobile network. These revenues totaled R$191.7 million in 2005, excluding R$560.7 million received from Tmar that were eliminated upon consolidation. These revenues increased in 2005 as a result of the growth in the average number of users.
      Use of mobile-to-mobile network. These revenues, principally from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to the personal mobile services system and therefore being subject to the bill and keep system.

Data transmission services
      The following table sets forth revenue for TNL’s data transmission services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2004	2005	2004-2005

	(Million of reais)
Asymmetric Digital Subscriber Line (ADSL)	385.3	669.6	73.8
Transmission — EILD	338.1	401.1	18.6
Dedicated Line Service — SLD	324.9	283.3	(12.8)
IP services	233.9	261.8	11.9
Switching packs and frame relay	204.3	249.2	22.0
Other services	121.1	196.0	61.8

Total data transmission services	1,607.6	2,061.0	28.2

      Asymmetric Digital Subscriber Line (ADSL). TNL sells its ADSL services for high-speed internet access under the brand name Velox. This is a strategic product, enabling us to inhibit entrants offering high-speed access through the cable television network and other fixed-line competitors obtaining remuneration for the use of their network through market share in TNL’s region by offering bundled packages of services with financial benefits to clients.
      These revenues increased in 2005 as a result of TNL’s continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 62.4%, from 0.5 million in 2004 to 0.8 million in 2005. In December 2005, Velox’s customer base represented 5.4% of TNL’s total fixed-lines in service as compared to 3.3% in December 2004.
      Transmission — EILD. Revenues in this category consist of payments for leasing dedicated data-transmission lines to providers of telecommunications services, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2005, transmission revenues increased mainly due to an increase in the average prices and in the average number of leased lines.
      Dedicated Line Service — SLD. Revenues from Dedicated Line Service consist of payments for the rental of dedicated digital data transmission lines, which are used primarily by corporate clients. In 2005, these revenues decreased due to the migration of some clients to ADSL and IP services.
      Internet Protocol services. IP services consist of dedicated and dial-up internet access for internet service providers, as well as Virtual Private Network services that enable companies to set up networks such as intranets and extranets. In 2005, revenues from IP services increased due to a 10.6% increase in the number of accesses of TNL’s customers.
      Switching packs and frame relay. In 2005, revenues from data transmission services increased due to an increase in monthly subscriptions of frame-relay services.
      Other services. Revenues from other data services, such as dedicated broadband internet access for internet service providers and equipment rental rose due to the growth in equipment rental and due to an increase in the amounts received from agreements with internet service providers. These service providers experienced an increase in the number of their ADSL clients.

Contact center
      TNL established a contact center in late 2000 in response to opportunities in the Brazilian contact center outsourcing market. Contax initially provided outsourced services previously offered by Tmar in order to reduce costs and increase the quality of Tmar’s in-house activities. Together with Tmar TNL also provided supplementary services to their large corporate customers.

      In December 2004, TNL’s shareholders approved the spin-off of the contact center segment, decreasing TNL’s share capital by R$277.5 million and delivering to TNL’s shareholders Contax Participações S.A. shares (see note 1(a) to TNL’s consolidated financial statements). The spin-off was consummated on March 9, 2005, but Contax’s results of operations ceased to be consolidated in TNL’s financial statements as of January 1, 2005.
      The purpose of the spin-off was twofold: (1) to allow the management of both companies to focus on their respective businesses and (2) to enable TNL’s shareholders to realize the full value of these two businesses by allowing a separate, more objective valuation by the market of each business.

ICMS and other indirect taxes
      Gross revenues are subject to ICMS (value-added tax), PIS and Cofins. See “Item 4. Information on the Company — Taxes on telecommunications services.” Consolidated taxes increased 9.1%, while gross revenues increased 7.1%, in 2005. This increase in the tax rate was due to a change in TNL’s revenue mix, with a significant reduction of the share of network usage services, which is not subject to ICMS tax, in TNL’s total revenues.

Discounts and returns
      Since TNL’s sales contracts do not provide for returns, these amounts essentially refer to discounts offered to clients in specific conditions. The increase in 2005 is due to discounts to mobile handset dealers in order to increase handset sales and to strengthen partnerships in a growing mobile industry.

Costs of services
      The following table sets forth the components of TNL’s costs of services, as well as the percentage change compared to the prior year. TNL also included the main costs of each separate segment; however, the sum of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial cost components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Consolidated:
Depreciation	2,974.4	2,929.7	(1.5)
Interconnection	2,516.5	2,393.5	(4.9)
Network maintenance	879.9	1,046.2	18.9
Cost of handsets and accessories	932.1	835.5	(10.4)
Rental and insurance	451.0	519.2	15.1
Materials	247.5	309.1	24.9
Electricity	174.9	249.1	42.4
Personnel	679.2	202.1	(70.2)
Other costs of services	270.9	311.4	15.0

Total costs of services	9,126.4	8,795.8	(3.6)

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Fixed-line telephone:
Interconnection	3,053.0	3,023.5	(1.0)
Depreciation	2,585.6	2,484.1	(3.9)
Network maintenance	785.8	919.0	16.9
Rental and insurance	406.3	499.5	22.9
Materials	236.0	307.2	30.2
Electricity	159.6	228.7	43.3
Personnel	200.2	188.8	(5.7)
Other costs of services	90.3	120.3	33.2

Total costs of services	7,516.8	7,771.1	3.4

Mobile telephone:
Cost of handsets and accessories	932.1	835.5	(10.4)
Depreciation	338.1	419.3	24.0
Rental and insurance	155.8	191.4	22.9
Network maintenance	99.9	117.1	17.2
Interconnection	119.9	86.8	(27.6)
Other costs of services	159.3	238.4	49.6

Total costs of services	1,805.1	1,885.5	4.6

Contact center:
Personnel	464.9	—	—
Depreciation	22.2	—	—
Other costs of services	87.0	—	—

Total costs of services	574.1	—	—

Other segments and holding:
Rental and insurance	90.9	123.7	36.0
Depreciation	28.4	26.3	(7.5)
Personnel	0.5	0.6	29.0
Other costs of services	30.2	17.0	(43.7)

Total costs of services	150.0	167.6	11.7

Intercompany eliminations:
Interconnection	(657.3)	(717.2)	9.1
Rental and insurance	(218.6)	(295.4)	35.1
Network maintenance	(38.9)		(100.0)
Other costs of services	(4.8)	(18.8)	292.3

Total costs of services	(919.6)	(1,031.4)	12.2

Depreciation
      Depreciation decreased in 2005 due to the increasing amount of fixed-line equipment becoming fully depreciated. The useful lives of switching and transmission equipment were altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunications industry. This decrease in the fixed-line segment was partially offset by an increase in the mobile segment’s depreciation due to capital expenditures of R$836.4 million in 2005.

Interconnection
      Interconnection costs decreased in 2005 mainly due to a reduction in the tariff for the use of the local network rate, as well as a decrease of 8.4% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators. The fixed-line segment had a decrease in interconnection costs principally due to the result of a decrease in both the interconnection rate as well as in traffic volume. The mobile segment’s interconnection costs decreased in 2005 mainly due to the migration of Telemig Celular and Amazon Celular to personal mobile services and therefore to the bill and keep system.
      From the consolidated interconnection costs of 2005, R$717.2 million were eliminated upon consolidation, representing an increase of 9.1%, compared to the R$657.3 million eliminated in 2004. This is the result of the business growth and the synergies between our mobile segment (Oi) and our fixed-line segment (Tmar) in Region I.
     Network maintenance
      Network maintenance increased in 2005 due to Oi’s network growth and the necessary quality improvements made to Tmar’s network. In 2005, Tmar and Oi accounted for R$919.0 million and R$117.1 million of these costs, respectively. The fixed-line costs of network maintenance increased mainly due to service cost readjustments to improve the quality of the network and due to increased installation costs. The mobile costs of network maintenance increased mainly due to contract readjustments.
     Costs of handsets and accessories
      The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand were prepaid and 1,013 thousand were postpaid. In 2005, this volume increased to 4,233 thousand, of which 2,699 thousand were prepaid and 1,534 thousand were postpaid.
      In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. In 2005 these average costs were R$215.98 and R$220.56, respectively, with a total cost of R$835.5 million. The decrease in costs of handsets and accessories is mainly due to changes in the criteria for deferral of the subsidies for postpaid handsets, as well as a reduction of handset costs in U.S. dollars due to the 13.4% appreciation of the Brazilian real in 2005.
      Competition in the mobile segment is forcing operators to increase subsidies in order to acquire new customers. TNL subsidizes both postpaid and prepaid handsets, but only defers the subsidy of the postpaid handsets over a period of 12 months. TNL defers the postpaid handset subsidy because the client agreement provides for reimbursement of R$300 in the event of cancellation or migration to the prepaid system before the completion of the contractual period, and postpaid handsets do not have any value apart from future service contracts. Accordingly, TNL considers the subsidies part of the customer acquisition cost, and defers and amortizes them up to the limit of R$300 during the minimum 12-month contractual period. TNL does not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans guaranteeing the payback of customer acquisition costs. See Note 3(h) to the consolidated financial statement of TNL.

     Rental and insurance
      In 2005, rental and insurance costs of the fixed-line segment increased mainly due to adjustments in the right-of-way and post rental agreements.
     Materials
      In 2005, costs of materials increased due to a R$71.2 million increase in the cost of fixed-line segment materials. This increase is due to a higher volume of modems for ADSL services and higher costs of producing prepaid calling cards.
     Electricity
      Electricity costs of the fixed-line segment increased mainly due to average rate increases of 12.0% and 21.0% applied by TNL’s electricity providers in late 2004 and 2005, respectively, and also due to the fact that the state government ceased to allow the compensation of the ICMS tax on electricity expenses.
     Personnel
      Personnel costs are allocated between cost of services rendered, selling expenses and general and administrative expenses based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is transferred between departments, the reallocation of the cost to the new department must be authorized in order to maintain the integrity of the process.
     Other costs of services
      Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators, referred to as Taxa de Fiscalização de Telecomunicações, or Fistel, which is a fee for the monthly activation and annual inspection of switching stations and mobile terminals.
      In 2005, other costs of services increased due to a increase in the Fistel fee as a result of the expansion of Oi’s client base and network.
      The Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is TNL’s estimated average retention period. During 2005, Oi deferred R$65.0 million of these fees on the balance sheet as prepaid expenses and amortized R$79.7 million. Therefore, costs of these fees totaled R$64.1 million and R$79.7 million in 2004 and 2005, respectively.
      In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$53.9 million and R$93.7 million in 2004 and 2005, respectively. Tmar expensed R$24.9 million and R$22.7 million with Fistel maintenance fees in 2004 and 2005, respectively.
     Selling expenses
      The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year and the main expenses of each separate segment. However, the sum of the components of all segments do not correspond to the consolidated selling expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Consolidated:
Sales commission	367.5	577.8	57.2
Provision for doubtful accounts	564.3	505.7	(10.4)
Contact center	2.5	388.2	15,428.1
Postage and billing	267.5	371.7	38.9
Marketing	251.8	291.8	15.9
Third party services	204.2	252.7	23.7
Personnel	199.1	176.9	(11.2)
Other expenses	125.3	115.4	(7.9)

Total selling expenses	1,982.2	2,680.2	35.2

Fixed-line telephone:
Sales commission	501.9	484.6	(3.4)
Provision for doubtful accounts	503.7	460.9	(8.5)
Postage and billing	295.0	347.9	17.9
Contact center	238.1	300.4	26.2
Marketing	141.7	171.4	21.0
Personnel	159.5	143.0	(10.3)
Third party services	133.8	141.3	5.6
Other expenses	91.2	78.5	(13.9)

Total selling expenses	2,064.9	2,128.0	3.1

Mobile telephone:
Sales commission	135.2	248.7	83.9
Third party services	89.4	128.8	44.1
Marketing	105.3	118.0	12.1
Contact center	69.2	82.0	18.5
Provision for doubtful accounts	53.1	41.2	(22.4)
Personnel	37.5	33.6	(10.4)
Other expenses	35.8	59.9	67.3

Total selling expenses	525.5	712.2	35.5

Contact center:
Personnel	2.1
Marketing	1.9
Other expenses	1.8

Total selling expenses	5.8

Other segments and holding:
Sales commission	165.3	150.3	(9.0)
Other expenses	10.9	22.2	103.4

Total selling expenses	176.2	172.5	(2.1)

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Intercompany eliminations:
Sales commission	(434.8)	(305.8)	(29.7)
Contact center	(304.8)
Postage and billing	(39.2)		(100.0)
Other expenses	(11.4)	(26.7)	133.9

Total selling expenses	(790.2)	(332.5)	(57.9)

     Sales commission
      Sales commissions are paid to TNL’s internal personnel, sales agents and dealers, mainly for the acquisition of corporate clients. In 2005, these expenses increased as a result of sales efforts of ADSL broadband and mobile handsets, and the fact that until the spin-off of TNL’s subsidiary Contax in December 2004, TNL’s main sales channel of value-added services was handled through this subsidiary. This allowed for the elimination of a material portion of these expenses upon consolidation of Contax’s results into TNL’s Financial Statements for the years 2003 and 2004.
     Provision for doubtful accounts
      The consolidated provision for doubtful accounts decreased in 2005, representing 2.6% and 2.1% of 2004 and 2005 gross operating revenues, respectively. TNL has taken a number of actions in order to improve collection processes, in particular in the corporate and wholesale segments.
     Contact center costs
      These costs were almost completely eliminated upon consolidation for the years 2003 and 2004. As of the spin-off of the contact center segment in March 2005, these costs appear fully on the income statement, showing an increase of R$385.7 million.
     Postage and billing
      Postage and billing expenses increased in 2005, impacted especially by an increase in the contractual postal rate, bill printing and the expansion of Oi’s post-paid customer base.
     Marketing
      Marketing expenses increased in 2005 due to higher media promotion and events related to Velox, TNL’s long-distance Carrier Selection Code, and events promoting the Oi brand name. Marketing expenses represented 1.6% and 1.7% of 2004 and 2005 net operating revenues, respectively.
     Third party services
      Third party services expenses increased in 2005 mainly due to an increase in expenses with third party print and clearing services and in logistics expenses relating to handsets in the mobile segment.

     Personnel
      Personnel costs decreased in 2005 due to headcount reductions in the fixed-line and mobile segments.

Other expenses
      Other expenses consists primarily of expenses such as electricity, depreciation, consultancy, rental of vehicles and real estate, insurance, internet services, logistical operating services, expenses with fines, data processing and others.
     General and administrative
      The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the previous year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Consolidated:
Third party services	273.0	359.3	31.6
Depreciation	197.4	227.6	15.3
Personnel	220.3	215.5	(2.2)
Consulting and legal counseling	148.9	167.2	12.3
Other expenses	110.1	114.5	4.0

Total administrative expenses	949.7	1,084.1	14.2

Fixed-line telephone:
Third party services	229.1	300.8	31.3
Depreciation	150.8	161.2	6.9
Personnel	156.0	145.3	(6.8)
Consulting and legal counseling	117.0	137.3	17.4
Other expenses	100.9	107.9	6.9

Total administrative expenses	753.8	852.5	13.1

Mobile telephone:
Depreciation	34.8	58.6	68.4
Third party services	39.2	53.0	35.3
Personnel	40.2	52.0	29.4
Consulting and legal counseling	13.4	18.6	38.5
Other expenses	4.9	4.3	(12.4)

Total administrative expenses	132.5	186.5	40.7

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Contact center:
Third party services	13.1
Personnel	14.1
Other expenses	5.0

Total administrative expenses	32.2

Other segments and holding:
Personnel	10.0	18.2	82.0
Consulting and legal counseling	12.8	11.3	(11.7)
Depreciation	8.9	7.8	(12.4)
Third party services	3.7	5.6	51.4
Other expenses	2.3	2.3

Total administrative expenses	37.7	45.2	19.9

Intercompany eliminations:
Third party services	(6.5)	(0.1)	(98.5)
Other expenses

Total administrative expenses	(6.5)	(0.1)	(98.5)

Third party services
      Third party services increased in 2005, mainly due to increased expenses with maintenance of buildings and third party security services, data processing and travel expenses.

Depreciation
      In 2005, depreciation expenses increased. While the centralization process of Tmar’s administration continues to reduce the fixed-line segment expenses, the mobile expansion is increasing these expenses.

Personnel
      In 2005, personnel expenses decreased due to a reduction in headcount.

Consulting and legal counseling
      In 2005, these expenses increased, mainly due to increased legal expenses related to civil claims.

Other expenses
      Other expenses consists primarily of expenses such as rent, insurance, materials, expenses with fines and others.

Other operating (expenses) income, net
      The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Million of reais)
Amortization downstream merger goodwill	(153.6)
Amortization of goodwill — Pegasus	(75.1)	(76.3)	(1.6)
Amortization of negative goodwill — AIX	28.1	6.5	(76.9)
Amortization of deferred charges	(68.2)	(67.5)	1.0
Taxes	(339.8)	(344.9)	1.5
Equity method accounting	119.0	65.7	(44.8)
Provisions for contingencies	(613.5)	(574.3)	6.4
Recovered expenses	251.9	97.6	(61.3)
Bonuses and discounts	42.1	30.8	(26.8)
Rental of infrastructure	108.6	163.1	50.2
Expenses with fines	(30.7)	(35.9)	16.9
Late-payment charges	164.9	174.0	5.5
Technical and administrative services	58.7	41.7	(29.0)
Employees’ profit sharing	(110.9)	(50.7)	(54.3)
Agreement with Embratel	54.8
Other	(71.7)	(137.0)	91.1

Total operating (expenses) income, net	(635.4)	(707.2)	11.3

Amortization of downstream merger goodwill
      In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit associated with the amortization, in five years, of the goodwill paid by us.
      TNL wrote down the goodwill in the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million, and reclassified the resulting amount of R$824.1 million on TNL’s consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.
      The amortization of the goodwill reduces our taxable income. In the previous four years, we have increased TNL’s share capital by R$167.6 million each year and in 2005 by R$154.2 million. These amounts represent the tax benefit derived from the amortization. See Note 5 to the consolidated financial statements of TNL.

Amortization of goodwill — Pegasus
      Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years from January 2003. Prior to this acquisition, Tmar had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.

Amortization of deferred charges
      Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$632.0 million), which is being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.

Taxes other than on income
      Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified under this account.

Provisions for contingencies
      Provisions for contingencies decreased in 2005, mainly due to a decrease of R$16.1 million in labor and R$15.8 million in civil contingencies. See Note 25 to the consolidated financial statements.

Recovered expenses
      In 2005, TNL recovered expenses in the amount of R$20.4 million, relating to the recovery of credits from ICMS, PIS and Cofins paid in excess in previous years, and R$13.3 million related to the renegotiations of debts with suppliers.

Bonuses and discounts
      These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. In 2004 and 2005, these revenues totaled R$42.1 million and R$30.8 million, respectively, and the decrease is due to contractual negotiations of lower prices in exchange for smaller bonuses.

Rental of infrastructure
      Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2005, these revenues increased primarily due to the expansion of the mobile telephone network in Region I.

Expenses with fines
      Expenses with fines refer to assessments by Anatel as of the end of 2002, mainly resulting from the shut-down of some customer service outlets. In response, Tmar has reopened and established new outlets and signed a contract with Correios, the Brazilian post office company, to serve its clients in some locations.

Late-payment charges
      Late-payment charges refer to revenues received from a 2% penalty fee charged to TNL’s delinquent customers. These revenues increased in 2005 due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.

Technical and administrative services
      Technical and administrative services represent revenues obtained mainly by TNL’s fixed-line segment related to data processing, co-billing and other services rendered primarily to other telecommunications service providers. In 2005, revenues from technical and administrative services increased, mainly due to higher co-billing revenues, caused by an increase in the number of customers of other mobile providers which use TNL’s Carrier Selection Code 31.

Other
      Other operating (expenses) income consists primarily of inventory write off due to obsolescence and devaluation, conditional discounts allowed, judicial process costs and others.
     Interest income and expenses
      The following table sets forth the components of TNL’s interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(Thousand of reais)
Interest income
Yield on marketable securities	497.0	542.7	9.2
Interest on receipt of overdue bills	142.4	167.3	17.5
Interest on other assets (substantially, recoverable taxes)	58.6	38.1	(35,0)
Financial discounts obtained	51.9	151.7	192.3
Other	25.9	8.4	(67.6)

	775.8	908.2	17.1

Interest expenses
Interest on loans payable to third parties	(608.3)	(536.9)	(11.7)
Monetary/exchange variations on loans payable to third parties	453.0	836.1	84.6
Swap, options and forward transaction results	(1,100.6)	(1,593.8)	44.8
Withholding taxes on financial operations and Bank charges	(252.3)	(326.1)	29.3
Monetary restatement of interest on own-capital and dividends proposed	(24.0)	(38.3)	59.6
Interest on debentures	(188.6)	(228.6)	21.2
Monetary restatement of provisions for contingencies	(296.4)	(259.8)	(12.3)
PIS, Cofins and IOF on financial income	(130.0)	(111.5)	(14.2)
Interest on tax financing program — Refis	(82.8)	(93.0)	12.3
Interest and monetary variations on other liabilities	(46.5)	(54.6)	17.4
Other	(140.6)	(117.8)	(16.2)

	(2,417.1)	(2,524.3)	4.4

Total	(1,641.3)	(1,616.1)	(1.5)

     Interest income
      Financial income increased in 2005, primarily due to an increase of R$99.8 million in financial discounts obtained, mainly due to acquisition of tax credit at a discount, and a 16.2% increase in the average CDI rate, partially offset by a decrease of 5.7% in TNL’s average cash position.
     Interest expenses
      In 2005, financial expenses increased, due to an increase of 16.2% in the average CDI rate and 29.3% higher bank charges, offset by a 9.5% decrease in TNL’s average level of debt. The restatements of contingencies, which are actual amounts to be paid in the event of loss and/or settlement, rather than estimates, are described as “financial expenses.” Other interest expenses refer primarily to financial discounts paid to retailers (in the form of reimbursement of interest not charged customers) on sales of handsets.

     Net non-operating income (expense)
      Net non-operating expenses under Brazilian GAAP consist principally of equipment disposal in connection with the modernization of the network, gains and losses due to changes in share participation on equity investments and other disposals of permanent assets.
      In 2005, TNL charged R$37.5 million of non-operating expense, mainly resulting from a provision for the investment made by the mobile segment to offer Wi-Fi to its clients, in the total amount of R$30.0 million, because its competitors started to offer these services for free, reducing significantly TNL’s expectations of future revenues from this investment.
     Income tax and social contribution
      The composite statutory rate of income taxes was 34% for all three years. In 2005, TNL recorded a tax provision in the amount of R$371.2 million.
      The main variations that occurred in 2005 are explained as follows: (1) TNL recorded a tax benefit on the payment of interest on capital of R$134.4 million, which is completely tax-deductible, unlike dividends; (2) the R$171.1 million tax provision recorded in 2004 was reversed to a tax benefit of R$132.7 million in 2005; (3) TNL recorded a tax provision for permanent differences in the amount of R$83.1 million; and (4) TNL recorded a tax benefit of R$66.2 million for permanent differences due to equity method accounting.
     Minority interests
      TNL recorded minority interest expense in the amount of R$172.5 million and R$329.4 million in 2004 and 2005, respectively, which reflects the participation of Tmar’s minority shareholders in its net income. The variations reflect fluctuations in Tmar’s net income.
Comparison of Revenues and Costs in 2003 and 2004
     Revenues
      The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Fixed-line telephone services
Local services	11,074.5	11,581.7	4.6
Long-distance services	2,963,6	3,661.3	23.5
Other fixed-line services	1,472.8	1,728.3	17.4

Total fixed-line services	15,510.9	16,971.3	9.4
Remuneration for the use of the fixed-line network	1,276.3	1,172.7	(8.1)
Mobile telephone services	1,183.7	1,890.9	59.8
Remuneration for the use of the mobile network	170.4	221.2	29.8
Data transmission services	1,184.0	1,607.6	35.8
Contact center	93.8	255.9	172.8
Other services	7.8	5.0	(35.9)

Total gross operating revenues	19.426.9	22,124.6	13.9
Value added and other indirect taxes	(5,241.5)	(6,060.8)	15.6
Discounts and returns	(182.6)	(222.1)	21.6

Net operating revenues	14,002.8	15,841.7	13.1

     Local services
      The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Monthly subscription fees	5,309.0	5,966.4	12.4
Pulses — (metered services)	2,598.1	2,673.5	2.9
VC1 (Fixed-line to mobile calls)	2,948.2	2,763.1	(6.3)
Collect calls	128.1	102.5	(20.0)
Installation fees	80.6	58.5	(27.4)
Other revenues	10.5	17.7	68.6

Total local services	11,074.5	11,581.7	4.6

      Monthly subscription fees. In 2004, revenues from monthly subscription fees increased due to the partial-year impact of a 7.43% increase in monthly subscription fees to residential clients as of June 2004 and another 7.01% increase that was split between the months of September and November 2004.
      Pulses — metered services. In 2004, pulse-based revenues increased primarily due to the partial-year effect of an average tariff increase of 7.43% as of June 2004 and another 7.01% increase that was split between the months of September and November 2004, which was partially offset by a 10.4% decrease in traffic volume in 2004. Part of this traffic reduction is a consequence of TNL’s investment in its ADSL product, which as of December 31, 2004 accounted for 3.4% of fixed-lines in service.
      VC1 services. Revenues from local fixed-line to mobile VC1 calls decreased due to a traffic decrease, partially offset by a tariff increase of 7.0% in February 2004. Traffic volume decreased 13.9% in 2004 due to the migration of fixed-line to mobile calls to mobile to mobile calls and as a result of Tmar’s campaigns to educate its clients about the higher costs of placing calls to mobile telephones.
      Collect calls. In 2004, collect call revenues decreased, mainly due to a 26.1% decrease in traffic volume, which was offset by the partial-year effect of the pulse tariff increases in June, September and November 2004. This decrease in volume of collect calls was associated with the increase in the number of mobile phones in TNL’s region, the special offers for mobile to mobile calls within the same mobile operator and a large number of fixed-line clients requesting to block incoming collect calls.
      Installation fees. In 2004, revenues from installation fees decreased primarily due to a 16.7% decrease in the installation fee per-line, from R$36.3 as of June 2003 to R$31.5 as of June 2004, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed remained similar, from 2,769.2 thousand in 2003 to 2,770.7 thousand in 2004.
      Other revenues. Revenues from other local services increased due to a R$10.0 million increase in sales of prepaid calling cards, partially offset by a R$2.8 million decrease in equipment rental.
     Long-distance services
      In 2004, revenues from long-distance services increased due to continuous market share gain in the interregional services combined with an average tariff increase of 3.2% as of June 2004 and another 10.6% increase split between the months of September and November 2004. Even with the changes in the rules increasing the size and reducing the number of local areas, effective as of August 2004, the intrastate services increased 17.3%. The requirement for mobile clients to choose a long-distance carrier selection code, in TNL’s case Carrier Selection Code 31, also helped boost TNL’s revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Intrastate	1,402.3	1,644.6	17.3
Interregional	300.9	610.9	103.0
Interstate	569.2	615.5	8.1
Fixed-line to mobile calls VC2 and VC3	610.3	683.3	12.0
International	80.9	107.0	32.3

Total long-distance services	2,963.6	3,661.3	23.5

      Intrastate long-distance (intraregional). Revenues from intrastate long-distance increased in 2004, due to the rate increases in 2003 and 2004, offset by traffic decrease due to changes in the rules regarding local areas. This change occurred as of August 2004, altering the billing of some calls from long-distance to local services
      Interregional. In 2004, these revenues increased, due to a 25.2% increase of traffic volume from 825.1 million minutes in 2003 to 1,033.6 million minutes in 2004 and to rate increases. The usage of TNL’s access code in long-distance calls originated from mobiles as of June 2003 helped it boost these revenues.
      Interstate long-distance (intraregional). Revenues from interstate long-distance services increased, mainly due to a 2.9% decrease in traffic, partially offset by the partial-year effects of rate increases.
      VC2 and VC3 services. Revenues from VC2 and VC3 calls from fixed-line to mobile units increased, mainly due to an average rate increase of 7.0% in February 2004 and a 9.2% increase in traffic.
      International. These revenues increased mainly due to a 25.8% increase in the volume of traffic from 48.0 million minutes in 2003 to 60.4 million minutes in 2004.

Other fixed-line services
      The following table sets forth the revenues for TNL’s other fixed-line services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Prepaid calling cards (for public telephones)	808.5	1,017.2	25.8
Additional services	422.8	492.2	16.4
Advanced voice	241.5	218.9	(9.4)

Total other fixed-line services	1,472.8	1,728.3	17.4

      Prepaid calling cards for public telephones. In 2004, revenues from the use of prepaid calling cards for public telephones increased, mainly due to the partial effect of a 7.43% tariff increase as of June 2004 and another increase of 6.3% split between the months of September and November 2004, as well as a reduction in the amounts transferred to other operators due to improvements in TNL’s anti-fraud systems. The number of public telephones remained substantially stable, totaling 661.9 thousand on December 31, 2004, compared to 662.1 thousand on December 31, 2003, while the number of credits sold increased by 1.2%.

      Additional Services. Revenues from additional services increased primarily due to an increase in the demand of call blocking, caller ID services and voicemail, influenced by marketing campaigns included in TNL’s invoices.
      Advanced voice. In 2004, these revenues decreased, mainly due to continuous price reductions caused by increased competition.
     Remuneration for use of the fixed-line network
      The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Use of fixed-line to fixed-line network	1,042.0	913.9	(12.3)
Use of mobile to fixed-line network	234.3	258.8	10.5

Total use of the fixed-line network	1,276.3	1,172.7	(8.1)

      In 2004, revenues from the use of the fixed-line to fixed-line network decreased mainly due to a 12.7% decrease in traffic on TNL’s network. The traffic reduction is a consequence of the growth of TNL’s long-distance market share with the usage of TNL’s long-distance Carrier Selection Code 31. The effect of the remuneration for the usage of local network rate increase of 8.2% in June 2003 was offset by a 10.5% reduction as of June 2004, as a result of the use of a 20% productivity factor determined by Anatel. After the Supremo Tribunal de Justiça (STJ) ruling which upheld the use of the IGP-DI Index in September and November 2004, TNL increased the rates by 10.7%, divided in two monthly adjustments.
      In 2004, these revenues increased mainly due to the partial-year effect of a 8.2% rate increase in June 2004, which was offset by a 6.8% traffic decrease on TNL’s network.

Mobile telephone services (Oi)

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Originating calls	287.7	592.4	105.9
Sale of mobile handsets and accessories	598.4	747.8	25.0
Monthly subscription fees	191.1	333.3	74.4
National and international roaming	63.7	106.8	67.7
Additional services	42.8	110.6	158.4

Total mobile telephone services	1,183.7	1,890.9	59.8

      Mobile services revenue grew in 2004. Revenues from mobile telephone services operations accounted for 8.5% of gross consolidated revenues, with an increased volume of outgoing calls.
      Oi’s average number of users grew from 2.42 million in 2003 to 4.44 million in 2004. Oi’s number of users totaled 6.86 million at December 31, 2004. Of this total, approximately 86.1% were users of prepaid plans and 13.9% of postpaid plans. The monthly average revenue per user in 2004 totaled R$24.10 compared to R$29.90 in 2003. This reduction is due to the greater expansion of the prepaid plans and the “bill and keep” interconnection charging method introduced in June 2003.

        Originating calls. Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network.
        Sale of handsets and accessories. These revenues totaled R$747.8 million in 2004, of which R$445.7 million was generated from sales of prepaid handsets and R$215.7 million was generated from sales of postpaid handsets. The remaining revenue of R$86.4 million was related to sales of SIM cards. In 2004, Oi sold 2,514 thousand prepaid handsets and 1,013 thousand postpaid handsets.
      The average price TNL charged in 2004 for a prepaid handset was R$159.43 (R$176.54 in 2003) and for a postpaid handset, R$158.84 (R$146.68 in 2003). The subsidies for prepaid and postpaid handsets were 43.6% and 65.8% of the respective sales price.
        Monthly subscription fees. Monthly subscription fee revenues increased due to the growth in the average number of users, as well as the increase in the subscription fees. The average subscription fee in 2004 was R$36.49 and R$34.39 in 2003.
        National and international roaming. Total roaming revenues increased in 2004. R$77.5 million of TNL’s roaming revenues were obtained from international GSM mobile operators, with which TNL has roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$29.3 million was obtained from TNL’s clients, using their mobiles outside TNL’s authorized Region I.
        Additional services. In 2004, revenues from additional services increased mainly due to data services such as General Packet Radio Service, Wireless Application Protocol and Short Message Service. Combined revenues from these three services amounted to R$106.2 million, representing 96% of additional services.

Remuneration for the use of the mobile network
      The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of
	reais)
Use of fixed-line to mobile network	62.0	120.9	95.0
Use of mobile-to-mobile network	108.4	100.3	(7.5)

Total use of the mobile network	170.4	221.2	29.8

      This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of TNL’s mobile network for completing calls.
      Use of fixed-line to mobile network. These revenues increased in 2004 as a result of the growth in TNL’s mobile clients base.
      Use of mobile-to-mobile network. These revenues, principally from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to the personal mobile services system and the associated bill and keep system. Under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators. Therefore, TNL’s mobile segment is receiving less remuneration for the use of its network since June 2003. This loss is partially offset by a reduction in Oi’s interconnection costs with other mobile operators.

Data transmission services
      The following table sets forth revenue for TNL’s data transmission services, as well as the percentage changes, for the years indicated.

	Year Ended
	December 31,		% Change

	2003	2004	2003-2004

	(Million of reais)
Asymmetric Digital Subscriber Line (ADSL)	128.1	385.3	200.8
Transmission — EILD	291.5	338.1	16.0
Dedicated Line Service — SLD	345.3	324.9	(5.9)
IP services	207.0	233.9	13.0
Switching packs and frame relay	134.2	204.3	52.2
Other services	77.9	121.1	55.5

Total data transmission services	1,184.0	1,607.6	35.8

      Asymmetric Digital Subscriber Line (ADSL). These revenues increased in 2004, as a result of TNL’s continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 128.6%, from 217 thousand in 2003 to 496 thousand in 2004.
      Transmission — EILD. In 2004, transmission revenues increased, due to new contracts with higher speeds, more convergent services and better prices despite a 14.5% reduction in the average number of leased lines.
      Dedicated Line Service — SLD. In 2004, these revenues decreased as a the result of the migration of some clients to ADSL and IP services. The number of accesses decreased 6.6% from December 2003 to December 2004.
      Internet Protocol services. Revenues from IP services increased in 2004, due to a 39.8% increase in the number of accesses.
      Switching packs and frame relay. Revenues from data transmission services increased in 2004, due to an increase in monthly subscriptions of frame-relay services resulting from the new acquisition of data communication networks from corporate clients and continuous sales efforts of frame-relay services, with significant market acceptance.
      Other services. In 2004, these revenues increased, due to the amounts received from agreements with internet service providers, which experienced an increase in the number of their ADSL clients.

Contact center
      In 2004, the increase in gross revenues was partially the result of higher volume of services offered to existing clients, consisting of a R$51.6 million increase in technical support services, R$20.9 million increase in operations from the client NET (cable TV), and R$14.6 million increase in retention operations. Most of the 2004 growth resulted from the acquisition of new clients due to the execution of a contract with Orbitall (a contact center company), signed in April 2004.
      As for the revenues from services provided to related parties, eliminated upon consolidation, gross revenues from services provided to Tmar increased 25.3%, from R$303.7 million in 2003 to R$380.4 million in 2004, while revenues from services provided to Oi increased 44.2%, from R$50.4 million in 2003 to R$72.7 million in 2004. Of the total 2004 revenues, 76.3% refers to inbound contact center services, while the remaining 23.7% refers to sales support and revenues collection.

ICMS and other indirect taxes
      In 2004, Consolidated taxes increased 15.6%, while gross revenues increased 13.9%. This increase in the tax rate was due to a 4.6% increase in Cofins on sales of mobile handsets as of February 2004. The increase is also due to a change in TNL’s revenue mix, with a significant reduction of the share of network usage services, which is not subject to ICMS tax, in TNL’s total revenues.

Discounts and returns
      The increase in 2004 is due to discounts to mobile handset dealers in order to increase handset sales and strengthen partnerships in a growing mobile industry.

Costs of services
      The following table sets forth the components of TNL’s costs of services, as well as the percentage change compared to the prior year. TNL also includes the main costs of each separate segment; however, the sums of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial cost components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Consolidated:
Depreciation	3,198.0	2,974.4	(7.0)
Interconnection	2,531.1	2,516.5	(0.6)
Network maintenance	789.4	879.9	11.5
Cost of handsets and accessories	740.9	932.1	25.8
Rental and insurance	399.2	451.0	13.0
Materials	173.6	247.5	42.6
Electricity	139.3	174.9	25.6
Personnel	512.1	679.2	32.6
Other costs of services	200.9	270.9	34.8

Total costs of services	8,684.5	9,126.4	5.1

Fixed-line telephone:
Interconnection	2,779.3	3,053.0	9.8
Depreciation	2,862.8	2,585.6	(9.7)
Network maintenance	711.1	785.8	10.5
Rental and insurance	537.4	406.3	(24.4)
Materials	163.5	236.0	44.3
Electricity	129.4	159.6	23.3
Personnel	219.9	200.2	(9.0)
Other costs of services	82.6	90.3	9.3

Total costs of services	7,486.0	7,516.8	0.4

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Mobile telephone:
Cost of handsets and accessories	740.9	932.1	25.8
Depreciation	281.1	338.1	20.3
Rental and insurance	135.9	155.8	14.6
Network maintenance	79.3	99.9	26.0
Interconnection	111.7	119.9	7.3
Other costs of services	76.3	159.3	108.8

Total costs of services	1,425.2	1,805.1	26.7

Contact center:
Personnel	273.0	464.9	70.3
Depreciation	13.9	22.2	59.7
Other costs of services	47.9	87.0	81.6

Total costs of services	334.8	574.1	71.5

Other segments and holding:
Rental and insurance	74.1	90.9	22.7
Depreciation	40.2	28.4	(29.4)
Personnel	6.8	0.5	(92.6)
Other costs of services	59.3	30.2	(49.1)

Total costs of services	180.4	150.0	(16.9)

Intercompany eliminations:
Interconnection	(366.0)	(657.3)	79.6
Rental and insurance	(354.4)	(218.6)	(38.3)
Network maintenance	(18.4)	(38.9)	111.4
Other costs of services	(3.1)	(4.8)	54.8

Total costs of services	(741.9)	(919.6)	24.0

Depreciation
      Depreciation and amortization costs decreased in 2004 due to the decrease in the fixed-line segment.

Interconnection
      Interconnection costs decreased in 2004, despite an authorized rate increase of 7.0% as of February 2004. This reduction is due to a decrease of 3.2% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators.

Network maintenance
      Network maintenance increased due to Oi’s network growth and the necessary improvements to the quality of Tmar’s network. In 2004, the fixed-line and mobile costs of network maintenance increased mainly due to service cost readjustments and quality improvements.

Costs of handsets and accessories
      The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand was prepaid and 1,013 thousand was postpaid. In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. The increase in costs of handsets and accessories of 25.8% is in line with the sales volume increase of 25.0%.
      During 2004, TNL deferred and amortized R$88.1 million and R$319.8 million, respectively. TNL does not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans.

Rental and insurance
      In 2004, rental and insurance costs increased due to the need to rent dedicated lines to complete calls using TNL’s Carrier Selection Code 31 outside Region I. The costs of satellite rental increased R$11.6 million, including R$3.4 million related to a termination fee charged by Embratel when Tmar stopped using Embratel’s satellite services and started on the Hispamar satellite connection.

Materials
      In 2004, costs of materials increased due to a R$72.5 million increase in cost of materials applied in the fixed-line segment. This increase is due to a contractual agreement signed with outsourced maintenance services providers in August 2003, whereby TNL pays a lower price for the services rendered and separately reimburse fuel. With this tax planning, TNL increased its 2005 fuel costs by R$53.5 million in exchange for a reduction of third party services, but TNL now records an ICMS tax credit on fuel cost. The remaining increase is due to a R$15.8 million increase in the number of fixed-line prepaid calling cards.

Electricity
      Electricity costs of the fixed-line segment increased mainly due to average rate readjustment of 12.0% applied by TNL’s electricity providers in late 2004.
     Personnel
      In 2004, personnel costs increased primarily due to an increase of R$191.9 million in the contact center segment, representing a 70.3% increase in personnel costs and reflecting the expansion of this business segment. The increase in the contact center segment in 2004 was partially offset by a decrease of R$19.7 million (9.0%) due to headcount reductions in the fixed-line segment.

Other costs of services
      In 2004, other costs of services increased, primarily due to a R$79.7 million increase in the Fistel fee as a result of the expansion of Oi’s client base.
      During 2004, Oi deferred R$79.7 million of these fees on the balance sheet as prepaid expenses and amortized R$64.1 million. Therefore, costs of these fees totaled R$29.7 million and R$64.1 million in 2003 and 2004, respectively.

      In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$20.5 million and R$53.9 million in 2003 and 2004, respectively. Tmar expensed R$18.8 million and R$24.9 million with Fistel maintenance fees in 2003 and 2004, respectively.

Selling expenses
      The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated selling expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Consolidated:
Sales commission	235.0	367.6	56.4
Provision for doubtful accounts	597.6	564.3	(5.6)
Contact center	3.9	2.5	(35.9)
Postage and billing	225.9	267.5	18.4
Marketing	200.2	251.8	25.8
Third party services	172.8	204.2	18.2
Personnel	204.5	199.1	(2.6)
Other expenses	98.7	125.3	26.8

Total selling expenses	1,738.6	1,982.3	14.0

Fixed-line telephone:
Sales commission	364.1	501.9	37.8
Provision for doubtful accounts	534.9	503.7	(5.8)
Postage and billing	254.2	295.0	16.1
Contact center	203.5	238.1	17.0
Marketing	114.1	141.7	24.2
Personnel	161.5	159.5	(1.2)
Third party services	124.9	133.8	7.1
Other expenses	89.2	91.2	2.2

Total selling expenses	1,846.4	2,064.9	11.8

Mobile telephone:
Sales commission	75.6	135.2	78.8
Third party services	62.5	89.4	43.0
Marketing	82.6	105.3	27.5
Contact center	50.3	69.2	37.6
Provision for doubtful accounts	59.7	53.1	(11.1)
Personnel	40.3	37.5	(6.9)
Other expenses	20.5	35.8	74.6

Total selling expenses	391.5	525.5	34.2

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Contact center:
Personnel	1.5	2.1	40.0
Marketing	1.4	1.9	35.7
Other expenses	1.3	1.8	38.5

Total selling expenses	4.2	5.8	38.1

Other segments and holding:
Sales commission	121.3	165.3	36.3
Other expenses	6.8	10.9	60.3

Total selling expenses	128.1	176.2	37.5

Intercompany eliminations:
Sales commission	(326.0)	(434.8)	33.4
Contact center	(249.9)	(304.8)	22.0
Postage and billing	(36.2)	(39.2)	8.3
Other expenses	(19.5)	(11.4)	(41.5)

Total selling expenses	(631.6)	(790.1)	25.1

     Sales commission
      In 2004, these expenses totaled R$367.5 million, representing an increase of 56.4% compared to 2003, as a result of sales efforts of ADSL broadband and mobile handsets.
     Provision for doubtful accounts
      In 2004, provision for doubtful accounts decreased due to the continuous campaigns to recover credits overdue.
     Contact center costs
      These costs were almost completely eliminated upon consolidation for the years 2003 and 2004.
     Postage and billing
      Postage and billing expenses increased in 2004, impacted especially by the increasing number of co-billing services to other telecom service providers and the expansion of Oi’s postpaid customer base.
     Marketing
      Marketing expenses increased due to higher media promotion and events related to Velox, TNL’s long-distance Carrier Selection Code 31, and events promoting Oi’s brand name. In order to achieve client growth, the mobile segment invested R$105.3 million in 2004 in marketing activities, representing 5.0% of net operating revenues. In 2003, marketing expenses of this segment already increased, reducing the ratio of marketing expenses to net revenues to 6.1%. Oi has sponsored many sports and fashion events in order to promote its brand name.
     Third party services
      In 2004, these expenses increased, impacted by consultancy, sales, marketing, and technical assistance in the mobile segment.

     Personnel
      In 2004, personnel costs decreased due to a reduction in the number of sales and marketing employees resulting from the synergies created by the operational combination of TNL’s fixed-line and mobile activities. The personnel costs of the mobile segment decreased in 2004, due to the combination of TNL’s fixed-line and mobile activities.
     General and administrative
      The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the prior year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Consolidated:
Third party services	226.1	273.0	20.7
Depreciation	186.0	197.4	6.1
Personnel	198.2	220.3	11.2
Consulting and legal counseling	174.7	148.9	(14.8)
Other expenses	70.3	110.1	56.6

Total administrative expenses	855.3	949.7	11.0

Fixed-line telephone:
Third party services	194.7	229.1	17.7
Depreciation	153.9	150.8	(2.0)
Personnel	150.6	156.0	3.6
Consulting and legal counseling	133.0	117.0	(12.0)
Other expenses	61.0	100.9	65.4

Total administrative expenses	693.2	753.8	8.7

Mobile telephone:
Depreciation	21.8	34.8	59.6
Third party services	23.1	39.2	69.7
Personnel	34.4	40.2	16.9
Consulting and legal counseling	24.0	13.4	(44.2)
Other expenses	4.0	4.9	22.5

Total administrative expenses	107.3	132.5	23.5

Contact center:
Third party services	4.8	13.1	172.9
Personnel	9.9	14.1	42.4
Other expenses	7.5	5.0	(33.3)

Total administrative expenses	22.2	32.2	45.0

Other segments and holding:
Personnel	3.2	10.0	212.5
Consulting and legal counseling	13.5	12.8	(5.2)
Depreciation	8.5	8.9	4.7
Third party services	10.0	3.7	(63.0)
Other expenses	4.7	2.3	(51.1)

Total administrative expenses	39.9	37.7	(5.5)

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Intercompany eliminations:
Third party services	(6.6)	(6.5)	(1.5)
Other expenses	(0.7)		(100.0)

Total administrative expenses	(7.3)	(6.5)	(11.0)

     Depreciation
      In 2004, depreciation expenses increased mainly due to the mobile expansion.
     Personnel
      In 2004, personnel expenses increased mainly due to the expansion of TNL’s contact center segment.
     Other operating (expenses) income, net
      The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Million of reais)
Amortization downstream merger goodwill	(167.6)	(153.6)	(8.4)
Amortization of goodwill — Pegasus	(75.1)	(75.1)
Amortization of negative goodwill — AIX		28.1	N/A
Amortization of deferred charges	(68.2)	(68.2)
Taxes	(302.0)	(339.8)	12.5
Equity method accounting	74.6	119.0	59.5
Provisions for contingencies	(150.3)	(613.5)	308.2
Recovered expenses	295.2	251.9	(14.7)
Bonuses and discounts	96.5	42.1	(56.4)
Rental of infrastructure	94.5	108.6	14.9
Expenses with fines	(66.3)	(30.7)	(53.7)
Late-payment charges	140.2	164.9	17.6
Technical and administrative services	56.7	58.7	3.5
Employees’ profit sharing	(118.4)	(110.9)	(6.3)
Agreement with Embratel		54.8	N/A
Other	(41.7)	(71.7)	(71.9)

Total operating (expenses) income, net	(231.9)	(635.4)	174.0

     Amortization of downstream merger goodwill
      In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit arising from the amortization, in five years, of the goodwill paid by us.
      TNL wrote down the goodwill to the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million and reclassified the resulting amount of

R$824.1 million on our consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.
     Amortization of goodwill — Pegasus
      Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years as from January 2003. Prior to this acquisition, TNL had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.

Amortization of deferred charges
      Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to the expenses incurred by Oi (R$628.6 million) and is being amortized on a straight-line basis over a 10-year period that began with the start-up in July 2002.

Taxes other than on income
      Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified to this account.

Provisions for contingencies
      These expenses increased primarily as the result of R$114.4 million of ICMS on revenues from IP network access gate rental, recorded after reassessing the matter based on unfavorable judicial decisions, R$281.7 million of labor and R$194.1 million of civil contingencies.

Recovered expenses
      In 2004, TNL recorded R$65.3 million related to PIS, Cofins, Fust and Funttel, R$76.1 million referring to value-added tax (ICMS) due to favorable decisions and R$18.7 million related to the renegotiations of debts with suppliers.

Bonuses and rebates obtained
      These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. The decrease is due to contractual negotiations of lower prices in exchange for smaller bonuses.

Rental of infrastructure
      Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations in 2004, these revenues increased, principally due to the expansion of the mobile telephone network in Region I.

Expenses with fines
      Expenses with fines refer to assessments by Anatel. Due to TNL’s decision to join the Tax Refinancing Program (Programa de Refinanciamento Fiscal), established in June 2003 and permitting companies to pay outstanding tax debts in 120-180 monthly installments, TNL recognized fines for interest in arrears in the total amount of R$36.7 million in 2003. In addition to the financial impact of TNL’s adherence to the Tax Refinancing Programs, fines for payments in arrears became applicable and were recognized due to the obligation to renounce any outstanding proceedings and injunctions. The benefit associated to the Tax Refinancing Programs, besides the end of costs with tax processes considered to be probable losses, is that the monetary restatement rate of the installments is TJLP, historically lower than the CDI interest rate.

Late-payment charges
      These revenues increased in 2004, due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.

Other non-recurring income
      On November 30, 2004 an agreement was reached with Embratel whereby all administrative and legal proceedings between the parties were extinguished. As a result, TNL recognized R$54.8 million relating to favorable outcomes in several claims, the book values of which had not been recorded.

Interest income and expenses
      The following table sets forth the components of TNL’s interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(Thousand of reais)
Interest income
Yield on marketable securities	351.8	497.0	41.3
Interest on receipt of overdue bills	104.6	142.4	36.1
Interest on other assets (substantially, recoverable taxes)	121.4	58.6	(51.7)
Financial discounts obtained	28.3	51.9	83.4
Other	0.2	25.9	N/A

	606.3	775.8	28.0

Interest expenses
Interest on loans payable to third parties	(633.2)	(608.3)	(3.9)
Monetary/exchange variations on loans payable to third parties	1,427.7	453.0	(68.3)
Swap, options and forward transaction results	(2,417.4)	(1,100.6)	(54.5)
Withholding taxes on financial operations and Bank charges	(243.4)	(252.3)	3.7
Monetary restatement of interest on own-capital and dividends proposed	(8.2)	(24.0)	192.7
Interest on debentures	(277.4)	(188.6)	(32.0)
Monetary restatement of provisions for contingencies	(277.5)	(296.4)	6.8
PIS, Cofins and IOF on financial income	(133.2)	(130.0)	(2.4)
Interest on tax financing program — Refis	(111.9)	(82.8)	(26.0)
Interest and monetary variations on other liabilities	(3.8)	(46.5)	1,123.7
Other	(106.3)	(140.6)	32.3

	(2,784.6)	(2,417.1)	(13.2)

Total	(2,178.3)	(1,641.3)	(24.7)

Interest Income
      Interest income increased in 2004, principally due to a 67.8% rise in TNL’s average cash position, partially offset by a decrease of 28.5% in the average CDI rate.

Interest Expenses
      In 2004, financial expense decreased due to a 5.4% increase in TNL’s average level of debt, which was offset by a decrease of 30.4% in the average CDI rate. In 2004, TNL also recorded the following financial expenses: (1) R$82.8 million related to the restatement of financed taxes under the Tax Refinancing Programs; and (2) R$296.4 million of indexation adjustment of provisions for contingencies, which increased R$18.9 million compared to R$277.5 million in 2003.

Net non-operating income (expense)
      In 2004, TNL charged R$136.6 million of non-operating expense, mainly resulting from (1) a provision for adjustment to fair value of a property put for sale, based on an appraisal report prepared by independent experts, in the total amount of R$36.4 million; and (2) an additional provision for losses recorded on the assets of ducts in São Paulo, in the amount of R$54.0 million.

Income tax and social contribution
      In 2004, TNL recorded a tax provision in the amount of R$446.5 million. The main variations that occurred in 2004 are explained as follows: (1) TNL recorded a tax benefit on the payment of interest on capital of R$82.6 million, which is totally tax-deductible, unlike dividends; and (2) TNL recorded a tax provision in the amount of R$171.1 million because some subsidiaries did not record all of the income tax and social contribution credits on tax loss carryforwards, since they did not have expectations of sufficient taxable profits to realize these credits.
Liquidity and Capital Resources

Overview
      TNL’s investment in its fixed-line, broadband and mobile infrastructure has increased at a consistent rate in recent years. TNL’s capital expenditures for 2003, 2004 and 2005 were R$1,616.1 million, R$2,058.1 million and R$2,447.4 million, respectively. TNL has funded these investments through cash flows from operations and long-term debt (including vendor financing, when available).
      Historically, TNL’s business has generated relatively consistent cash flows from operations, and TNL expects to be able to continue to generate such operational cash flows for the foreseeable future. However, TNL does have a significant amount of debt, amounting to R$5.8 billion in long-term liabilities outstanding at December 31, 2005, and TNL intends to continue to incur debt to fund its capital expenditures in the future.

Sources of funds
      TNL relies almost exclusively on dividends and interest on capital from Tmar to meet its cash needs, including the payment of dividends to shareholders. TNL controls the payment of dividends and interest on own-capital by Tmar. Payment of dividends is subject to the calculation of the minimum compulsory dividend (see note 27 to TNL’s financial statements for more details). Payment of interest on own-capital is tax deductible under Brazilian corporate law, according to certain limitations.
      TNL’s primary source of operating funds is cash flow generated from the continuing operations of Tmar, net of taxes. Cash flows provided by operating activities were R$5,774.1 million in 2003, R$6,109.9 million in 2004 and R$5,916.5 million in 2005. TNL considers cash flows provided by its operating activities to be sufficient for TNL’s expected cash requirements. However, TNL generally finances its investments in property, plant and equipment through the use of bank loans, vendor financing and other forms of financing. Disregarding the effects of TNL’s hedging agreements, TNL had R$7,902.5 million of total indebtedness at December 31, 2005, compared to R$10,597.2 million of total indebtedness at December 31, 2004.

      The main sources of TNL’s debt are bank loans and vendor financing. TNL also has obtained R$878 million from the issuance of 10-year US$300 million non-convertible notes, or Senior Notes, in 2003. TNL also has obtained a loan in the amount of R$884 million in 2003 from the Japan Bank for International Cooperation, or JBIC. Net of TNL’s current cash position, TNL’s debt amounted to R$6,083.3 million at December 31, 2005, a 7.0% reduction from R$6,542.0 million at year-end 2004. This decrease resulted principally from a free cash flow after investing activities in the amount of R$3,460.5 million.
      As of December 31, 2005, TNL’s total debt, including debentures, was R$9,854.5 million, including the effect of the loss on swap operations of R$1,952.1 million.
      In March of 2006, Tmar raised R$2.16 billion reais in Brazilian domestic debentures of which R$1.62 billion has a five-year maturity and pays interest at 103% of the CDI and R$540 million has a seven-year maturity and pays interest at a rate equal to CDI plus 0.55%.
      On December 31, 2005, approximately 56.8% of TNL’s funded debt, disregarding the effects of TNL’s swap agreements, was denominated in foreign currency, compared to 66.5% on December 31, 2004. After the effects of swap transactions, only 2.7% of TNL’s foreign debt was exposed to foreign currency fluctuations.
      The 2005 average annual interest rate on local currency debt, which totaled R$3,412.2 million (including debentures) at the end of the year, was equal to 15.9% per annum, representing 82.9% of the average Selic rate for the year. The average cost of TNL’s funded foreign currency debt, which totaled R$4,490.2 million, was equal to 6.1% per annum for U.S. dollar loans, 1.5% per annum for Japanese Yen loans and 10.2% for the debt represented by the BNDES foreign currency basket. As of December 2005, 81.0% of TNL’s financing bore interest at floating rates, accounting for swap transactions in which TNL’s floating rate obligations have been locked to various fixed rates.
      Although TNL has no reason to believe event that it will no longer have access to third party financings, TNL will need to reduce its investments to the extent of its available cash flow from operating activities if this occurs. In that case, TNL’s results in future years would be seriously impacted.

Derivatives
      TNL relies on financial risk management strategies using cross-currency interest rate swaps. TNL’s financial risk management strategy is designed to protect against devaluation of the real against foreign currencies and increases in foreign currency interest rates to the extent of its foreign currency exposure related to financing. TNL does not enter into derivatives transactions for any other purposes.
      The principal foreign exchange risk TNL faces arises from indebtedness and capital expenditures in foreign currency, principally the U.S. dollar, since its revenues are earned almost entirely in reais. As a result of this mismatch, increasing revenues may not compensate for increases in TNL’s financing expenses or capital expenditures arising from currency fluctuations. Although we enter into swaps with respect to foreign currency denominated indebtedness, TNL generally does not hedge its exposure to foreign currency with respect to capital expenditures. On December 31, 2005, R$6,442.3 million (R$8,465.0 million on December 31, 2004), representing 65.4% (70.5% at December 31, 2004) of TNL’s total indebtedness (including debentures and the effect of swap operations), was denominated in foreign currency (U.S. dollars, Japanese yen and a basket of currencies determined by the BNDES). Primarily as a result of the recent devaluation of the U.S. dollar in 2005, the results of outstanding swap agreements showed losses of R$1,593.8 million and R$1,100.6 million for the years 2005 and 2004, respectively. The total loss recorded as indebtedness in foreign currency, (thus increasing the foreign currency indebtedness) increased R$535.0 million, or 37.8%, from R$1,417.1 million on December 31, 2004 to R$1,952.1 million on December 31, 2005.

Uses of funds
      Funds derived from operating cash flows are primarily used for capital expenditures, debt reduction and payments of dividends and interest on capital to TNL’s shareholders.
      As noted above, expenditures on property, plant and equipment totaled R$1,616.1 million, R$2058.1 million and R$2,447.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. TNL intends to make approximately R$2.3 billion in capital expenditures in the course of 2006, of which approximately 75.5% will be used by Tmar primarily for network improvements and to meet Anatel’s targets and service requirements and, approximately 24.5% by Oi, mainly for network capacity and IT systems development.
      In 2005, TNL disbursed nearly R$4.2 billion in repayments of principal and interest on its debt (including debentures), and it expects to disburse approximately R$3.7 billion in 2006.
      TNL paid dividends and interest on capital in the amount of R$565.4 million, R$899.8 million and R$1,100.0 million in 2003, 2004 and 2005, respectively. At TNL’s Annual Shareholders’ Meeting on April 12, 2006, TNL’s shareholders approved the distribution of R$785.0 million dividends and interest on capital in respect of fiscal year 2005, the payment of which R$212.0 million was in the form of interest on capital distributed on April 25, 2006.
Outstanding Credit Facilities
      In December 2000, Tmar renegotiated the terms of its bridge loan with the BNDES permitting it to enter into the BNDES Facilities, of which 70% was disbursed with a pool of banks, from which the Banco Itaú S.A. and Banco do Brasil S.A. were the leading banks, and 30% directly with the BNDES. The BNDES Facilities provided Tmar with a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in February 2002 with final maturity in January 2008. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per annum. On the foreign currency portion, the interest rate is equal to the exchange rate variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined by the BNDES on a monthly basis. The BNDES Facilities required that TNL observe certain financial covenants with which TNL has been unable to comply from time to time and which required TNL to obtain yearly waivers in connection with such noncompliance. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted TNL a waiver from these covenants in exchange for a fee, which allowed TNL to amend such covenants on more favorable terms which it currently meets.
      On June 1, 2001, TNL issued five-year R$1.3 billion domestic, non-convertible debentures. TNL accrued interest in the amount of R$228.6 million in 2005 and R$188.6 million in 2004.
      On August 10, 2001, Oi entered into, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to US$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with several other international banks. In December 2002, US$300 million of this credit line were substituted by a financing contract with Export Credit Agencies. This facility has an eight-year amortization term from August 2004 to final maturity in August 2010, and used to bears a floating interest rate of LIBOR plus 0.50% to 5.51% per annum. On November 17, 2003, this facility was transferred from Oi to Tmar. See “Item 4. Information on the Company — Our history and development — Sale of Oi to Tmar.” At December 31, 2005, the outstanding debt on this facility was US$544 million (including interest). In August 2005, Tmar repriced this facility. With this repricing, Tmar was able to reduce the spread over LIBOR on this facility to 0.50% from 1.625%.
      In January and February 2003, TNL entered into a loan agreement with JBIC for up to the Yen equivalent of US$250 million to finance the expansion of TNL’s telecommunications network. Outstanding principal amounts under this JBIC facility bear interest of Japanese LIBOR plus 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/ EBITDA and EBITDA/interest expense.
      In December 2003, Tmar entered into a credit agreement with the BNDES to provide a credit line of up to R$520 million, or the 2003 BNDES Facility, to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 to 2004. In December 2003, Tmar borrowed R$202.0 million under the 2003 BNDES Facility. In March, June and October 2004, Tmar borrowed R$100.2, R$119.9 and R$107.7 million of the credit line, respectively. In December 2005, 84.1% of the BNDES facility was subject to TJLP and 15.9% was subject to a basket of currencies. Interest payments are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 and until January 2011, which is the final maturity of the 2003 BNDES Facility. The interest rate is determined quarterly by the BNDES.
      On December 18, 2003, TNL obtained R$878.0 million from the issuance of US$300 million in Senior Notes on the international market. The Senior Notes bear interest at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a prepayment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013. In October 2004, TNL concluded a registered exchange offer of the Senior Notes issued in 2003 for new registered Senior Notes with the same terms of the unregistered Senior Notes issued in 2003, except that the new Senior Notes do not have any transfer restrictions attached to them. On December 1, 2005, TNL concluded a cash tender offer by which TNL accepted for purchase an amount equal to US$150.0 million with a view to reduce its average cost of funding.
      On September 24, 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES based on the TJLP, to finance its investment plan, and borrowed R$400.0 million in 2004 and R$185.0 million in 2005. Financial charges are due on a quarterly basis up to April 2006 and on a monthly basis from May 2006 through October 2012. On December 29, 2005, this facility was transferred from Oi to Tmar.
      On July 20, 2005, Tmar obtained a credit facility from the BNDES of up to R$218.0 million to finance its program for achievement of universal service targets for 2005 and borrowed R$82.5 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP. On February 6, 2006 Tmar reported BNDES to cancel the outstanding balance of this credit line, which amounted to R$135.5 million.
      On December 13, 2005, Tmar obtained a new credit facility from the BNDES to finance its program for accomplishing obligations established in the New Concession Agreement and borrowed R$23.9 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
      The general shareholders’ meeting of Tmar, held on March 7, 2006, approved the issue by Tmar of 216,000 simple, non-convertible debentures in two series, with a par value of R$10,000 each, totaling R$2,160 million. The issue date was March 1, 2006 and the placement date March 27, 2006. Maturity of the first series is after five years and maturity of the second series after seven years, as of the issue date. The first series is remunerated at 103% of the CDI rate per year and the second series is remunerated at CDI rate plus a spread of 0.55% per year. Interest is due every six months, beginning September 1, 2006. This operation was approved by Tmar’s Board of Directors on March 15, 2006.
      TNL has also entered into a number of vendor financing arrangements to finance the purchase of equipment and services needed for the continuous expansion of TNL’s telecommunications network. Similar to the facilities described above, these vendor financings contain typical covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.

      The following table shows TNL’s known contractual obligations as of December 31, 2005:

		Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 years	3-5 years	5 years

		(Millions of reais)
Short-term debt(2)	3,241.2	3,241.2
Long-term debt(2)	7,950.7		4,342.8	2,420.3	1,187.6
Debentures(1)(2)	4,943.2	1,479.4	597.2	566.9	2,299.7
Rights of use	410.7	40.0	73.9	62.5	234.3
Capital lease obligations	55.6	42.5	13.1
Operating lease	634.3	634.3

Total obligations	17,235.7	5,437.4	5,027.0	3,049.7	3,721.6

(1)	The amount of R$2,299.7 stated as due over more than five years, refers to the new debentures issued as of March 1, 2006, as described above.

(2)	Including interest.
      To calculate the expected future interest payments we used the following assumptions:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

US Dollar	2.23	2.36	2.45	2.55	2.65	2.75	2.85	2.95	3.00	3.00
CDI	15.00%	14.00%	13.50%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%
TJLP	8.75%	8.75%	8.50%	8.25%	8.00%	7.50%	7.50%	7.50%	7.50%	7.50%
      TNL made no contributions to its pension plans in 2003 and 2004. In 2005, TNL made a contribution in the amount of R$4.3 million and expects to make contributions in the amount of R$0.6 million in 2006. Because the actuarial assumptions, such as the number of employees of each of the plans and the estimated mortality rate are subject to changes, TNL is unable to estimate if there will be obligations relating to pension plans thereafter.
U.S. GAAP Reconciliation
      TNL has presented its consolidated financial statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 34 to TNL’s consolidated financial statements. In 2003, U.S. GAAP net income was R$957.7 million, compared to Brazilian GAAP income of R$212.7 million. In 2004, U.S. GAAP net income was R$745.9 million, compared to Brazilian GAAP income of R$751.0 million. In 2005, U.S. GAAP net income was R$888.8 million, compared to Brazilian GAAP income of R$1,114.1 million.
      Shareholders’ equity under U.S. GAAP was R$8,540.6 million on December 31, 2003, compared to R$8,544.6 million under Brazilian GAAP. As of December 31, 2004, shareholders’ equity under U.S. GAAP was R$8,548.6 million, compared to R$7,963.3 million under Brazilian GAAP. As of December 31, 2005, shareholders’ equity under U.S. GAAP was R$7,937.9 million, compared to R$7,978.7 million under Brazilian GAAP.
      We have restated amounts previously reported for our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP for the fiscal years ended December 31, 2002, 2003, 2004 and 2005. A discussion of the impact of the restatement on our consolidated net income (loss) and shareholders’ equity in accordance with U.S. GAAP is included in note 34(x) to our consolidated financial statements beginning on page F-1 of this Form 20-F. Our financial statements under Brazilian GAAP did not change as a result of this restatement.
      The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are pension and other post-retirement benefit plans, deferred charges, dividends not yet declared, fair value of derivatives, reversal of goodwill and subsidies on mobile postpaid handsets. For a detailed explanation of the differences between Brazilian GAAP and U.S. GAAP, see Note 34 to the consolidated financial statements of TNL.

      One of the main effects is the fair value adjustment of derivative transactions, required by FAS No. 133. The main derivative transactions relate to swap agreements that mitigate the risks of losses from foreign exchange rate variations. This adjustment, a gain of R$1,475.3 million in 2003, a loss of R$110.7 million in 2004 and a loss of R$121.8 million in 2005, will offset or increase the financial expenses/income from foreign currency indebtedness if TNL maintains these agreements to maturity.

Item 6.	Directors, senior management and employees
      TNL is managed by a Board of Directors, or Conselho de Administração, and a Board of Executive Officers, or Diretoria. According to TNL’s bylaws, members of the Board of Directors are appointed by TNL’s shareholders and executive officers are appointed by the Board of Directors.

Board of Directors
      The Board of Directors is currently composed of 11 regular members and 11 alternates, each serving for a term of three years. The Board of Directors holds a regular bi-monthly meeting and holds special meetings when called by the Chairman or by two members of the Board of Directors.
      At the TNL ordinary shareholders’ meeting held on March 1, 2004, new members of the Board of Directors and their respective alternates were appointed for the next term, which means that new appointments may be made at the TNL ordinary shareholders’ meeting to be held in 2007. Such appointments were made consistent with the requirements provided by Brazilian corporate law which are described below:

•	holders of TNL preferred shares representing at least 10% of the total corporate capital of TNL may appoint one member to the Board of Directors and such member’s alternate; and

•	holders of TNL common shares representing at least 15% of the total common shares of TNL with voting rights may appoint one member to the Board of Directors and such member’s alternate.
      In case either of the conditions stated above are not met, the holders of TNL common shares and the holders of TNL preferred shares may combine their holdings for purposes of appointing a member to the Board of Directors and, if together they hold 10% of the total capital of TNL, they may jointly appoint one member to the Board of Directors and such member’s alternate.
      In any event, those rights may only be exercised by those shareholders that prove their continuous ownership during the three months immediately before the occurrence of the ordinary shareholders’ meeting.
      Because no common or preferred TNL shareholder held the requisite number of shares as described above, the cumulative voting process was adopted for the appointment of members of the Board of Directors in accordance with the timely request by PREVI, one of TNL’s shareholders.
      The following are the members of the Board of Directors and their respective positions.

Name	Position

Carlos Francisco Ribeiro Jereissati	Chairman
Carlos Medeiros Silva Neto	Director
Otavio Marques de Azevedo	Director
José Augusto da Gama Figueira	Director
José Botafogo Gonçalves	Director
Luciano Siani Pires	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Luiz Eduardo Franco de Abreu*	Director
José Luiz de Cerqueira Cesar*	Director
Luciano Galvão Coutinho*	Director
Antonio Cortizas Noguerol*	Director

(*)	Both the principal member and respective alternate have requested to be on leave until further notice.

     The following are brief biographies of the members of TNL’s Board of Directors:
      Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of TNL’s Board of Directors since August 1998 and as the Chairman of the Board of Directors of TNL from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003. He is an executive officer and has been a member of our Board of Directors since 1998. Mr. Jereissati served as Chairman of the Board of Directors of Tmar from November 1998 to September 2000. He served as member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/ Iguatemi) and is a member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in Economics from Mackenzie University of São Paulo.
      Carlos Medeiros Silva Neto, born on February 3, 1973, was elected to TNL’s Board of Directors in 2005. Mr. Medeiros is a partner of GP Investimentos S.A., which he joined in 1998. He is a member of the Board of Directors of Gafisa S.A., Lupatech S.A. and Kuala S.A. He was a member of the Board of Directors of Pegasus Telecom S.A. and Internet Group (iG) Inc, and was also an alternate member of the board of Tmar. He is also a member of the investment committee of GP Tecnologia Mutimercado Fundos de Investimentos em Quotas de Fundos de Investimento em Títulos e Valores Mobiliários. He was an international corporate finance group manager at Salomon Brothers Inc. in New York from 1994 to 1998. Mr. Medeiros holds a bachelor’s degree in Finance and Foreign Trade from New York University, and has completed the TGPM Program at Harvard Business School.
      Otavio Marques de Azevedo, born on May 5, 1951, has served as the Chairman of TNL’s Board of Directors since October 29, 2003. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom Participações, one of our major shareholders. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in Engineering from Pontifícia Universidade Católica de Minas Gerais.
      José Augusto da Gama Figueira, born on September 20, 1947, served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a member of the Board of Directors. He has also served as a member of the Board of Directors of Tmar since May 22, 2002, president of Instituto Telemar since August 2001, and as one of our officers since June 1999. He served as an officer of Pegasus Telecom, a company of the Andrade Gutierrez group, from July 1997 to August 1999, and a member of the fiscal council of Telest, Telepisa and Teleamazon from April to December 1999. He holds a degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in business administration from Fundação Getúlio Vargas (1996-1997).
      José Botafogo Gonçalves, born on January 11, 1935, has served as a member of TNL’s Board of Directors since August 8, 2004. Mr. Gonçalves served as a diplomat on the following missions: Moscow, The Vatican, Rome, Santiago, Paris, Bonn and Milan. He was Vice President of External Relations of the World Bank in Washington, D.C. (1985-1987). In Brazil, he worked for the Ministry of Foreign Relations as Head of General Management Services (1970), Head of the Financial Policy Division (1970-1972) and Head of the Trade Policy Division (1977). In 1979, he worked as Coordinator of International Agricultural Issues of the Ministry of Agriculture and Secretary of Economic and Technical Cooperation of the Presidency’s Planning Secretariat (1979-1985). He also held positions as General Sub-Secretary of Economic Integration Issues and Foreign Trade (1995-1998) and Minister of State, Minister of Industry, Minister of Tourism, Executive Secretary of the Presidency’s Chamber of Foreign Commerce, Special Ambassador for Mercosur Issues (2001) and Ambassador to Brazil in Buenos Aires (2002-2004). He currently serves as President of the Brazilian Center of International Relations and of Strat do Brasil Ltda. (an Argentinean-Brazilian corporate consulting company), and as an alternate member of Ambev’s fiscal council. Mr. Gonçalves holds a bachelor’s degree in Social and Legal Sciences from Pontifícia

Universidade Católica do Rio de Janeiro. He attended a Preparation Program for the Diplomat Career (IRBr-1959) and a Training Program on Economic Development Problems (Cepal-1960).
      Luciano Siani Pires, born on February 10, 1970, was appointed as an alternate member of TNL’s Board of Directors on July 27, 2005, and has served as a regular member since August 31, 2005. He holds a bachelor’s degree in mechanic engineering from Pontifícia Universidade Católica of Rio de Janeiro (1991) and an MBA from Stern School of Business — New York University (2001). In 1992, he joined the BNDES, where he was Head of Export Operations Department. From 2003 to 2005, he worked for McKinsey Consulting. Since May 2005, he has held the position of Head of the Stocks Portfolio Management Department with BNDES.
      Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, has served as a member of TNL’s Board of Directors since March 1, 2004. He was elected as TNL’s Chief Executive Officer (CEO) on March 4, 2004 after being elected Superintendent Director in October 2002 and Vice-President of Operations (COO) in December 2001. He has worked at Acesita (1974), at Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years as member of the executive committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as managing director of the Northern Region. He has a degree in psychology from the Catholic University of Minas Gerais (1976) and master’s degrees in organizational management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984).
      Luiz Eduardo Franco de Abreu, born on May 4, 1960, has served as a member of TNL’s Board of Directors since February 26, 2003. He has also been serving as a member of our Board of Directors since February 26, 2003. Mr. Abreu has been Vice-President of Finance, Capital Markets and Investor Relations with Banco do Brasil S.A. since January 29, 2003. He served as a member of the fiscal council of Itaúsa Investimentos Itaú S.A., Chairman of the Boards of Directors of Cartões BRB S.A. and BRB Banco de Brasília S.A., a member of the Board of Directors of Cibrasec, a member of the Deliberative Board of the Brazilian Savings and Loan Trade Association (Abecip) and a member of the Executive Board of the Brazilian Federation of Banks (Febraban). His prior positions include Chief Executive Officer of BRB Banco de Brasília S.A., Chief Operations Officer of ORMEC Engenharia Ltda., Chief Finance Officer of GFC Global Finance Consulting S.C. Ltda., and Chief Operations Officer of Pacific do Brasil Comércio Exterior Ltda. Mr. Abreu holds a B.A. in Business Administration from the Universidade Federal do Rio de Janeiro, with a specialization in Finance from Instituto Brasileiro de Mercado de Capitais (Ibmec), and a degree in Business Administration from Duke University.
      José Luiz de Cerqueira Cesar, born on September 4, 1957, has served as a member of TNL’s Board of Directors since March 1, 2004. He has worked for several financial and banking institutions, such as Itaú, BNB, Unibanco, Banco 24 Horas, and the São Paulo Futures and Commodities Exchange. Since 2003, he has been serving as a Vice President of Technology and Infrastructure of Banco do Brasil S.A. He has 24 years of experience in the structuring of electronic banking businesses. His accomplishments in this area include the implementation of various banking products such as e-banking and credit card systems, as well as the networks of Brazil’s National Financial System, of the Brazilian Payments System and of several other clearing houses. He is currently responsible for the technology and infrastructure areas of various electronic service websites. He holds an undergraduate degree in Electronic Engineering from Escola Politécnica of the University of São Paulo.
      Luciano Galvão Coutinho, born on September 29, 1946, has served as a member of TNL’s Board of Directors since April 2001. He was Secretary General of the Ministry of Science and Technology from 1995 to 1998 and President of the Regional Economy Council of São Paulo from 1984 and 1990. He serves as a consultant to the São Paulo State Foundation for the Support of Research (Fapesp), the National Council of Scientific and Technological Development (CNPq) and the National Science Foundation (NSF) in the United States, as an assistant to the São Paulo Foundation for Administrative Development (Fundap), as a permanent member of the Forum of Studies of the Support Service to Small Businesses (Sebrae) in São Paulo and as a member of the Consulting Committee of the Brazilian Quality and Productiveness Institute. He is a professor of the Economics Institute of Universidade Estadual de

Campinas (UNICAMP). He holds an undergraduate degree from the Business and Economy School of the University of São Paulo, a masters in Economics from the Economic Research Institute of the University of São Paulo and a Ph.D. in Economics from Cornell University.
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

Executive Officers
      The bylaws of TNL provide that the executive officers of TNL shall consist of one President (CEO), one General Superintendent Officer, and up to four other officers. The executive officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current executive officers were appointed for a three-year term at a Board of Directors’ meeting of TNL held on March 4, 2004 and will serve until the first Board of Directors’ meeting following the ordinary shareholders’ meeting in 2007.
      The following are the executive officers of TNL and their respective positions.

Name	Position

Ronaldo Iabrudi dos Santos Pereira	President (CEO)
Luiz Eduardo Falco Pires Corrêa	General Superintendent Officer
José Luís Magalhães Salazar	Chief Financial Officer, Investor Relations Officer
Júlio Cesar Pinto	Officer
      Ronaldo Iabrudi dos Santos Pereira is member of TNL’s Board of Directors and Board of Executive Officers. For his biographical information see “— Board of Directors.”
      Luiz Eduardo Falco Pires Corrêa, born on August 13, 1960, was first elected General Superintendent Officer in October 2002, after being elected President of Oi in October 2001. He currently acts as TNL’s General Superintendent Officer. He previously worked at Transportes Aéreos Marilia — TAM, where he held several positions such as Production Manager, Director of Technology and Vice President of Marketing and Sales. He received a degree in aeronautical engineering from Instituto Tecnológico da Aeronáutica — ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas.
      José Luís Magalhães Salazar, born on September 16, 1967, was elected to serve as an executive officer on March 29, 2006, when he became CFO of TNL. Mr. Salazar joined TNL in February 1999 as its treasurer. He was appointed as Oi’s CFO at TNL’s inception in 2001, and in 2003 he assumed the role of executive officer in charge of sales for TNL. Prior to his appointment as TNL’s CFO, he was working as executive officer in charge of revenue and interconnection for TNL. He also worked as Globopar’s treasurer, financial manager at Brahma (currently AmBev) and as a financial analyst at Aracruz Celulose.
      Júlio Cesar Pinto, born on October 7, 1951, was elected to serve as an executive officer on October 2, 2002, when he also assumed responsibility for TNL’s Controllership. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística, ATL — Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a degree in Accounting from Faculdade Moraes Júnior, and attended several other courses in the U.S., including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

Fiscal Council and Board of Auditors
      As required by the rules governing the privatization of the Telebrás system, TNL’s bylaws establish that TNL shall have a permanent Fiscal Council (Conselho Fiscal). Under Brazilian corporate law, the Fiscal Council is a corporate body, independent of TNL’s Board of Directors and Board of Executive Officers and its independent registered public accounting firm. The Fiscal Council’s primary responsibility has been to: (1) monitor the activities of TNL’s management, (2) review the financial statements, (3) report its findings regarding the financial statements to TNL shareholders, and (4) report to TNL management, or to the TNL shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents. Members of the Fiscal Council must comply with the same fiduciary duties that Brazilian corporate law imposes on management.
      Brazilian corporate law establishes that the Fiscal Council may not contain members that are: (1) on TNL’s Board of Directors or Board of Executive Officers or the Board of Directors or Board of Executive Officers of TNL’s affiliates; (2) employed by TNL or its affiliates; or (3) spouses or relatives of members of TNL’s Board of Directors or Board of Executive Officers, up to and including the third degree of relationship.
      TNL’s Fiscal Council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of TNL shareholders at the annual TNL shareholders’ meeting. As of the date of this filing, TNL’s Fiscal Council is comprised of five effective members. Under Brazilian corporate law, holders of TNL preferred shares have the right to elect separately one member of the Fiscal Council. Also, under Brazilian corporate law, TNL minority shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. In any event, however, holders of TNL common shares have the right to elect the majority of the members of the Fiscal Council.
      Brazilian corporate law requires that Fiscal Council members receive remuneration which is at least 10% of the average amount paid to each executive officer. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary if TNL is undergoing extraordinary circumstances.
      The SEC has adopted a new rule that prohibits the NYSE from listing, or continuing to list, any security of any issuer, unless such issuer has an audit committee which meets a number of requirements, such as independence from management, and performs various duties, such as the retention and oversight of the independent registered public accounting firm and the processing of complaints regarding internal accounting controls and general auditing matters.
      Pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a Fiscal Council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting the formation of such a Fiscal Council, which in TNL’s case would be the Fiscal Council. TNL has relied on this exemption and assigned the required audit committee responsibilities to the Fiscal Council, to the extent permissible under Brazilian law. Pursuant to this exemption, TNL does not believe that reliance on this exemption materially adversely affects the ability of TNL’s Fiscal Council to act independently, and TNL’s Fiscal Council has so far been able to exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. Nevertheless, a fiscal council established under Brazilian corporate law has not typically been considered equivalent or comparable to a U.S. audit committee as provided for under the Sarbanes-Oxley Act.
      To comply with the new SEC rules, the Fiscal Council must meet the following standards: (1) be separate from the full Board of Directors; (2) its members must not be elected by management; (3) none of its members may serve concurrently on the board of executive officers; and (4) Brazilian law must set forth standards for the independence of its members. In addition, in order to qualify for the Fiscal Council exemption, the Fiscal Council must, to the extent permitted by Brazilian law:

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
      Because Brazilian corporate law (1) does not permit the Board of Directors to delegate the responsibility for the oversight, appointment, retention and compensation of the independent registered public accounting firm, and (2) does not provide the Board of Directors or the Fiscal Council with the authority to resolve disagreements between management and the independent registered public accounting firm regarding financial reporting, TNL’s Fiscal Council cannot and will not perform these functions. Therefore, TNL’s Fiscal Council may only perform an advisory role in making recommendations to the Board of Directors with respect to the oversight, appointment, retention and compensation of the independent registered public accounting firm. Similarly, TNL’s Fiscal Council may only perform an advisory role to TNL’s Board of Directors and Board of Executive Officers regarding the resolution of disagreements between management and the independent registered public accounting firm.
      As a foreign private issuer, TNL has decided to modify its Fiscal Council to comply with the SEC exemption requirements for a Fiscal Council to the extent permissible under Brazilian law. Hence, in order to comply with the new NYSE listing standards and to the extent not inconsistent with Brazilian corporate law, TNL’s Board of Directors has agreed to afford certain additional responsibilities to the Fiscal Council, which are not among those of the Board of Directors’ inalienable duties and responsibilities pursuant to Brazilian corporate law. To implement these new responsibilities, the Board of Directors is proposing and the Fiscal Council is in the process of considering and approving certain appropriate amendments to the Fiscal Council’s internal charter.
      The following are TNL’s Fiscal Council members elected at its April 11, 2006 annual shareholders’ meeting:

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Ricardo Malavazi Martins	Effective Member and Representative of Preferred Shareholders
Maria Elizabeth Ferreira Alvarenga	Effective Member and Representative of Minority Shareholders
      Pedro Wagner Pereira Coelho, born on June 29, 1948, has been a member of TNL’s Fiscal Council since April 1999 and was reappointed on April 12, 2005. He has also served as a member of our Fiscal Committee since 1999 and Lojas Americanas S/A and Empresa Energética de Mato Grosso do Sul — Enersul since 2004. From October 1978 to April 1981, he was a member of the external fiscal staff of PricewaterhouseCoopers Auditores Independentes. He graduated with a degree in Business Administration from Sociedade Universitária Augusto Motta — SUAM on October 10, 1978, and in Accounting Sciences from Faculdade SOMLEI on December 18, 1980.

      Allan Kardec de Melo Ferreira, born on November 19, 1949, was appointed to TNL’s Fiscal Council on April 12, 2004. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais — DER-MG), the Belo Horizonte Traffic Department (Empresa de Transposte e Trânsito de Belo Horízonte — BHTRANS), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in Foreign Trade, in particular Export Services, at Foreign Trade Center Foundation (Fundação Centro de Comercio Exterior — FUNCEX), Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.
      Fernando Linhares Filho, born on September 29, 1945, was appointed to TNL’s Fiscal Council on April 12, 2005. From 1969 to 1983, he worked as a stockbroker of the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro). From 1983 to 1991, he was a partner of Sovalores Distribuidora de Títulos e Valores Mobiliários Ltda. In 2003, the Minas Gerais State Government appointed him as head of the State’s Representative Office in the State of Rio de Janeiro. He graduated with a degree in Business Administration in 1968 from the Faculdade Nacional de Ciências Econômicas.
      Ricardo Malavazi Martins, born on October 28, 1964, was appointed a member of TNL’s Fiscal Council on April 12, 2005. He holds the position of Chief Financial and Investment Officer with Fundação Petrobras de Seguridade Social — Petros. In addition, he is an officer with Bonaire, Cia, Petrolífera Marlim and Marlim Participações, a regular member of the Board of Directors of Coteminas, as well as an alternate member of the Boards of Directors of CPFL Energia and Cia. Paulista de Força e Luz. He serves as a member of the Technical Investment Committee of Abrapp and of the Corporate Governance Committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional (BCN) from 1995 to 1999; acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas (UNICAMP) from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a degree in Economics from Universidade Estadual de Campinas (UNICAMP), where he also attended courses for a master’s degree in Economics.
      Maria Elizabeth Ferreira Alvarenga, born on October 21, 1949, was elected to the Fiscal Council on April 12, 2005. Ms. Alvarenga worked at Banco do Brasil S.A. from 1971 to 2002 where she held the positions of general manager of the Ihéus, BA and Praia de Botafogo, RJ branches and the position of administrative manager of the Candelária and Barra Shopping branches of Banco do Brasil S.A. Ms. Alvarenga is a specialist in international commerce and worked in the international department of Banco do Brasil S.A. from 1973 to 1993, where she was also an instructor of the International Business Management program from 1998 to 2002. She holds a bachelor’s degree in law from Faculdade Cândido Mendes (1979), a master’s in Business Administration from Fundação Getúlio Vargas in instruction of new managers (1998) and a graduate extension certificate in Development of New Executives from Fundação Getúlio Vargas (2003). She is a human resources consultant and has been working in Rede de Supermercados Meira in Ilhéus, BA since 2005.
Significant Corporate Governance Differences
      Pursuant to Section 303A.11 of the NYSE Listed Company Manual, TNL has prepared relevant disclosure in English available through TNL’s investor relations website summarizing the ways in which TNL’s corporate governance practices differ from those of U.S. domestic companies under the New York

Stock Exchange’s corporate governance rules. The referred disclosure can be accessed through TNL’s English language investor relations website at: http://www.telemar.com.br./ri.
Compensation
      For the year ended December 31, 2005, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$12.0 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.
      TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “— Pension benefit plans.”
      TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.
Transactions Between TNL and Its Directors and Officers
      There are currently no contracts between TNL and its directors and officers.
Share Ownership
      The TNL common and preferred shares held by TNL’s directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about TNL’s stock option plan, see “— Compensation” and “— Options to purchase securities from TNL.”
Options to Purchase Securities from TNL
      In July 2000, TNL established a stock option plan whereby preferred shares of TNL were reserved for certain executives. The options are exercisable at varying dates and on a cumulative basis up to five years after signing the contract. They become fully exercisable after the fifth year.
      Executives who opt for the plan must pay TNL 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five-year vesting period. In the event of a forfeiture prior to the five-year vesting period, the executive may receive, at TNL’s discretion, a number of shares equivalent to the 10% paid based on the last 90 days trading price on the stock exchange or receive the 10% paid in cash.
      Upon exercise, executives may opt to receive the value resulting from the difference between the market price and the exercise price or to receive the equivalent shares.
      Currently, there is one such stock option outstanding, which will expire in July 2007. To date, no executives of TNL have exercised any of these stock options. For more information on TNL’s stock option plan, see Note 29(d) of TNL’s consolidated financial statements.
Pension Benefit Plans

Sistel
      Sistel is a private pension fund created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the telecommunications companies, such as Tmar, that resulted from the privatization of Telebrás. Sistel is self-funded and no longer admits new members. Although Tmar no longer makes contributions to Sistel, Tmar is jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A social security plan, as well as for the PAMA, a health plan still managed by Sistel. As at December 31, 2005, PBS-A had approximately R$5,022 million of assets under management.

PBS Telemar
      PBS Telemar, which was derived from the restructuring of Sistel as it existed before the privatization of the Telebrás system, works essentially as a retirement plan bearing the same characteristics as the Sistel benefit plan. In addition to monthly pensions, medical care is provided on a cost-shared basis to retired employees who participate in PBS Telemar. TNL and Tmar are responsible for any deficits incurred at PBS Telemar according to the existing proportion of the contributions it makes to this plan. As of December 31, 2005, PBS Telemar had almost R$178 million of plan assets. During 2005, TNL and Tmar had contributed R$0.1 million to PBS Telemar.
      PBS Telemar is being discontinued since no new members are being admitted. By the March 2001 deadline, 96% of active members had migrated from PBS Telemar to the TelemarPrev plan.

TelemarPrev
      As of September 2000, TNL began sponsoring TelemarPrev, a defined contribution private pension plan administered by Sistel.
      Members of TelemarPrev have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. If TelemarPrev experiences a deficit in its assets, TNL will be responsible for the shortfall in the existing proportion of the contributions it makes to this plan.
      As of December 31, 2005 TelemarPrev had R$2.1 billion of plan assets. During the year of 2005, TNL contributed R$4.8 million to TelemarPrev.
     Fundação Atlântico de Seguridade Social
      Tmar decided to establish a new private social security fund manager by the name of Fundação Atlântico de Seguridade Social, in order to transfer the management of the TelemarPrev and PBS-Telemar benefit plans from Sistel to this new social security institution. Despite the transfer of the management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social, the terms and rules of both plans were kept unaltered. Fundação Atlântico de Seguridade Social was authorized to operate on August 16, 2004 and received authorization to receive the management of assets formerly under Sistel’s responsibility on January 12, 2005. Fundação Atlântico de Seguridade Social has approximately 20,000 members who either benefit from or contribute to the two plans mentioned above. It has assets under management in the amount of R$2.6 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.
Employees
      As of December 31, 2005, TNL had a total of 8,055 employees. All of TNL’s employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance. As of December 31, 2005, Oi had 1,044 full-time employees. The meaningful reduction in the number of employees in 2005 is due to the spin-off of Contax, TNL’s former contact center subsidiary, which was approved by TNL’s shareholders in December 2004.

      The following table provides TNL’s breakdown of employees by main category of activity in TNL and geographic location as of the dates indicated:

	Year Ended December 31,

	2003	2004	2005

Total number of employees	37,690	47,107	8,055
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	4,717	4,422	4,223
Sales and Marketing	2,517	2,190	2,081
Administrative Support	1,742	1,136	1,093
Corporate Management, Budget and Finance	1,322	1,433	658
Contact Centers	27,392	37,926	0
Number of employees by geographic location:
Rio de Janeiro	14,818	17,595	3,647
Regional Minas:
Minas Gerais	7,261	8,226	1,705
Espírito Santo	277	240	178
Regional Bahia:
Alagoas	104	108	76
Sergipe	89	82	66
Bahia	4,165	5,931	516
Regional Pernambuco:
Rio Grande do Norte	162	155	126
Paraíba	181	181	123
Pernambuco	2,241	2,774	397
Regional Ceará:
Amazonas	136	124	102
Roraima	24	24	20
Pará	240	240	207
Amapá	31	29	22
Maranhão	153	145	125
Piauí	120	116	90
Ceará	4,167	4,522	349
São Paulo	3,283	6,205	254
Porto Alegre	147	242	3
Brasília	91	158	41
Paraná		10	8
      During 2005, TNL’s primary goal has been to focus employee efforts and loyalty toward the collective objectives of TNL’s business and operations as a whole instead of the objectives of any specific subsidiary. TNL invested approximately R$16.5 million in the education and training of its employees during 2005.
      Approximately 27.2% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações, or Fenattel, or with Federação Interestadual dos Trabalhadores em Telecomunicações, or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. TNL negotiates separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under TNL’s supervision and guidance on the one hand, and in each local labor union on the other. Tmar’s collective bargaining agreement has been renewed until November 30, 2006, with an average increase of 3% to TNL’s monthly payroll. See “Item 8. Financial Information — Legal proceedings — Labor proceedings.” TNL has never experienced a strike that had a material effect on its operations.

Employee benefits
      TNL provides its employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. The costs of these benefits are covered by TNL and its employees on a shared basis. The meal and food assistance program has been implemented under the Workers’ Meal Assistance Program (Programa de Alimentação do Trabalhador). For the year ended December 31, 2005, TNL had contributed R$31.4 million to the Worker’s Meal Assistance Program. Aside from these benefits, TNL had also contributed nearly R$27 million to the medical and dental assistance plans extended by TNL and R$14.3 million to other benefits programs.

Profit sharing plan
      The profit sharing plan was implemented in 1999 as an incentive for employees to pursue TNL’s goals and to align employees’ interests with those of its shareholders. The plan is effective upon achievement of economic value-added targets and other targets defined annually by TNL’s Board of Directors.
      The profit sharing plan relating to the year ended December 31, 2005 reached 7,240 active employees, totalling R$30.0 million.

Career and salary plan
      TNL’s career and salary plan is organized according to the Hay Methodology. The plan is structured so as to take into account the employees’ knowledge, problem-solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with TNL’s cost management policies.

Item 7.	Major shareholders and related party transactions
Major shareholders
      TNL has two outstanding classes of equity, common shares and preferred shares (including the preferred shares represented by ADSs). Generally, only the common shares have full voting rights. The preferred shares have limited voting rights. As of December 31, 2005, TmarPart owned 53.8% of TNL common shares. As a result, TmarPart is able to elect the majority of the Board of Directors of TNL and to its direction and future operations.
      As of December 31, 2005, there were 158 registered ADR holders in the United States.
      The following table sets forth information concerning the ownership of common shares by TmarPart and by other shareholders holding five percent or more of TNL common shares as of December 31, 2005. Except for the shareholders listed below, TNL is not aware of any other shareholder of TNL owning more than five percent of common shares.

		Percentage of
	Number of Common	Outstanding
TNL Major Shareholders	Shares Owned	Common Shares

Telemar Participações S.A.	68,504,187	53.8
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,754,848	5.30

TmarPart
      TmarPart currently has one outstanding class of equity, common shares, no par value. Certain of its current shareholders are parties to two shareholders’ agreements that address, among other things, voting rights at TmarPart shareholders’ meetings, rights of first refusal and preemptive rights.
      The following table sets forth information concerning the ownership of the common voting stock of TmarPart as of December 31, 2005.

		Percentage of
	Number of Common	Outstanding
TmarPart Shareholders	Shares Owned	Common Shares

BNDES Participações S.A. — BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Brasil Veiculos Companhia de Seguros	171,645,056	5.000
Brasilcap Capitalização S.A.	171,645,056	5.000
Fundação Atlântico de Seguridade Social	137,316,044	4.000

Total	3,432,901,120	100.000

      The following is a brief description of the major shareholders of TmarPart as of December 31, 2005:
      AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which manages the telecommunications business of this group. Currently, the Andrade Gutierrez Group focuses on four core businesses: (a) heavy construction throughout Brazil, Portugal, and other Latin American countries; (b) public concessions in Brazil (primarily highways and water treatment); (c) telecommunications in Brazil, and (d) real estate enterprises in Brazil.
      ASSECA PARTICIPAÇÕES S.A. is a company controlled by GP Investments and the Macal group. GP Investments is the largest private equity company in Brazil, holding shares and investments in various economic sectors. Macal holds shares in several companies, principally in the telecommunications area, including Mcom Mobile S.A. (trunking and radio services), and Almax Alumínio S.A.
      BNDES PARTICIPAÇÕES S.A. — BNDESPar is a subsidiary of the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development, Industry and External Trade which is dedicated to offering long-term financing to entrepreneurial activities that may contribute to the development of the country’s economy. BNDESPar is dedicated to strengthening the capital structure of private companies. See “— Related party transactions — BNDES facilities.”
      BRASIL VEÍCULOS COMPANHIA DE SEGUROS is a company created in July 1997 from the association of Banco do Brasil-Banco de Investimento S.A. and Sul América, a Brazilian company that acts in all segments of the insurance market, including automobile insurance. According to the Brazilian Private Insurance Superintendence (Superintendência de Seguros Privados), Brasilveículos is ranked seventh in the automobile insurance market in Brazil with an approximate 6% market share in 2005.
      BRASILCAP CAPITALIZAÇÃO S.A. is a company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford Capitalização and Companhia de Seguros Aliança da Bahia that conducts business in the capitalization market. The company has been a market leader since the second year of its operations. It has already sold over 11 million account certificates (títulos de capitalização) and distributed more than R$415 million in cash prizes in connection with such certificates.

      FIAGO PARTICIPAÇÕES S.A. is a holding company controlled by the pension funds Previ (Banco do Brasil), Telos (Embratel), Funcef (Caixa Econômica Federal), Sistel (Sistema Telebrás) and Petros (Petrobrás), which was formed to hold certain equity investments of those funds. It was established in January 1998 to participate in the privatization of Telebrás. In July 1998, it acquired 3.8327% of TNL’s total capital at that time.
      LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar group, which operates in Brazil and in other countries in Latin America. The Inepar group offers telecommunications, energy and construction services. The company’s activities in telecommunications including participation in cable TV, mobile services, internet access services and radio call services (paging).
      L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the Southern and Southeastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in B and B Mobile Operators, Americel and Telet, which were sold in 2001. The current Chairman of our Board of Directors, Carlos Francisco Ribeiro Jereissati, is the CEO of the Jereissati Group.
      FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL is a private pension fund manager that manages two benefit plans, TelemarPrev and PBS Telemar, with approximately 20,000 members who either benefit from or contribute to such plans. It has assets of approximately R$2.6 billion under management, which places it as the 17th pension fund manager of Brazil.
Restrictions on participation in control by Lexpart, Fiago, Brasilcap and Brasil Veículos
      Lexpart, Fiago, Brasilcap and Brasil Veículos (each shareholders of TmarPart) are currently not voting their shares or otherwise participating in the control and administration of TmarPart (and therefore, TNL) as a result of their respective control relationships with other telecommunications operators in Brazil.
TmarPart shareholders’ agreements
      Certain of TmarPart’s shareholders are parties to two shareholders’ agreements with respect to their interests in TmarPart.
      On July 28, 1999, the shareholders of TmarPart signed the original shareholders’ agreement. The shareholders’ agreement outlines the (1) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of TmarPart; (2) conditions which would constitute a burden on the shares or subscription rights; and (3) appraisal rights in the case of an assignment of shares of TmarPart in the event of a transfer of control of the shareholder.
      On August 3, 1999, the shareholders of TmarPart signed a second shareholders’ agreement. The second shareholders’ agreement outlines the (1) rules in regard to voting rights during the general shareholders’ meetings of TmarPart which deal with subjects related to the management of TmarPart; (2) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (3) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of TmarPart, TNL and Tmar; (4) installation of the executive committee responsible for giving support to the Board of Directors; (5) rules for the reelection of the members of the Board of Directors and Executive Officers; and (6) guidelines for transactions entered into between and among TmarPart, TNL and its subsidiaries.
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

Loans between TNL and its subsidiaries
      TNL makes loans to its subsidiaries to provide them with working capital for their operating activities. The loans reflect market conditions and do not necessarily bear the same costs that TNL bears in its own loans. Additionally, these loans typically have no defined maturity date and no covenants, unlike the terms and conditions generally in loans made by TNL to unrelated third parties.
      As of December 31, 2005, the aggregate indebtedness of TNL’s subsidiaries to TNL was R$348.4 million, represented mainly by loans to Tmar. As a result of Oi’s acquisition by Tmar, the indebtedness of Oi to TNL was transferred to and assumed by Tmar. See “Item 4. Information on the Company — Our history and development — Sale of Oi to Tmar.”

BNDES facilities
      In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Tmar entered into bridge loan agreements with the BNDES, the controlling shareholders of BNDESPar, which holds 25% of TmarPart’ voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year.
      In December 2000, Tmar renegotiated the terms of these bridge loan agreements permitting it to enter into a long-term loan with the BNDES. The BNDES long-term loan had an outstanding balance of R$1,137.7 million at December 31, 2005, of which 77.8% was denominated in reais, incurred in TJLP interest rates and was payable in equal monthly installments beginning in December 2000, with final maturity in January 2008.
      In December 2003, Tmar entered into a new loan agreement with the BNDES to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 through 2004. From December 2003 to October 2004, Tmar borrowed R$529.6 million under the 2003 BNDES loan. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES loan in January 2011. The TJLP interest rate is determined quarterly by the BNDES.
      In September 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400.0 million in 2004. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. In December 2005, this facility was transferred from Oi to Tmar.
      In July 2005, Tmar obtained a credit facility from the BNDES of up R$218 million to finance the Company’s program for achievement of universal service targets for 2005 and borrowed R$80.0 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP.
      In December 2005, Tmar obtained a new credit facility from the BNDES to finance the Company’s program for accomplishing obligations established in the New Concession Agreement and borrowed R$26.5 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
      For more information on the BNDES Facilities, see “Item 3. Key Information — Risk Factors — Risks relating to our business”, “Item 5. Operating and financial review and prospects — Outstanding credit facilities”, and Note 21 to the consolidated financial statements.

Rental of transmission infrastructure
      AIX renders services to Tmar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2005, such costs added up to R$25.4 million.

Transfer of TNL’s shares in Oi to Tmar
      On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal valuation conducted by an independent public accounting firm. See “Item 4. Information on the Company — Our history and development — Sale of Oi to Tmar” and “Item 8. Financial Information — Legal Proceedings — Regulatory proceedings — Sale of Oi to Tmar.”

Contax S.A. agreement
      Tmar and Oi are parties to a contact center services agreement with Contax according to which Contax renders contact center services to Oi on a full-outsourced basis. This agreement was negotiated on an arm’s-length basis. Prior to such contracts, Contax performed all contact center activities to Tmar and Oi, under various contracts, both on a full-outsourced as well as on a partial-outsourced basis. Such partial outsourcing services were usually performed at facilities, and with equipment, owned by Tmar. Tmar was also responsible for all facilities costs incurred by Contax in connection with those services, such as general maintenance expenses and electricity.
      Our relationship with Contax is currently represented by several distinct and independent services, such as customer services for Tmar’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for ADSL subscribers, and debt collection services.
      In 2004, Oi had R$69.2 million in operating expenses with Contax, representing 2.5% of its total operating costs and expenses for that year. Tmar’s operating expenses paid to Contax in 2004 were R$380.5 million, representing 3.2% of its total operating expenses in that year. Because all these companies were TNL subsidiaries in 2004, which allowed TNL to consolidate all of their results into its consolidated financial statements, the payment of these fees from Tmar and Oi to Contax had no effect on TNL’s financial condition and results of operations. However, this has changed in 2005, as TNL’s consolidated financial statements no longer consolidates Contax’s results due to the spin-off of this company to shareholders of TNL in December 2004. In 2005, total consolidated expenses with services from Contax amounted to R$388.2 million.

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
      We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions taken by us on our financial statements in connection with such proceedings reflect reasonably estimable, probable losses as determined by our management on the basis of legal advice.
      Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms governing the breakup of Telebrás, liability for any claims arising from acts committed by Telebrás prior to the effective date of the breakup of Telebrás remained with Telebrás, except for (1) labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and (2) any liability for which specific accounting provisions have been assigned to us or to one of the other New Holding Companies. Creditors of Telebrás had until September 14, 1998 to challenge this allocation of liability. We believe that the chances of any such claims materializing and having a material adverse financial effect on our business are remote.
      Liability for any claims arising out of acts committed by the former operating companies of each state of Brazil prior to the effective date of the spin-off of those operating companies’ mobile assets and liabilities to the newly formed mobile phone companies remains with those operating companies, except for (1) labor and tax claims (for which the former operating companies and the newly formed mobile phone companies are jointly and severally liable by operation of law); and (2) those liabilities for which specific accounting provisions have been assigned to the newly formed mobile phone companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed mobile phone companies have contribution rights against the former operating companies with respect to the entire amount of any payments made by the newly formed mobile phone companies in connection with any claims brought against them that are related to acts committed by the former operating companies prior to the effective date of the spin-off, so long as such claims are not related to the assets of such former operating companies.
      The composition of our contingency provisions is as follows:

	Year Ended
	December 31,

Type of Litigation	2004	2005

	(In million of reais)
Labor	724.9	1,002.4
Tax	568.5	472.9
Civil(*)	334.1	462.7

Total	1,627.5	1,938.0

(*) Includes fines from Anatel.
     Our contingency provisions are subject to monetary adjustments, on a monthly basis.
      The Brazilian Federal Government has enacted a series of laws, including Law 10,684 (referred to as the Tax Refinancing Programs), which permit companies that agree to settle disputed federal taxes to pay any outstanding amounts in 120 to 180 monthly installments. We decided to apply to the Tax Refinancing Programs to reduce our exposure to tax contingencies, as (1) we had classified as probable the risk associated to having many of these contingencies converted into actual tax debts and (2) the Tax Refinancing Programs allows past due debts to be adjusted by the TJLP, a long-term interest rate which has been historically lower than the CDI Rate or the Brazilian Central Bank’s Selic Rate, usually used by tax authorities to adjust such amounts.
      In June and August 2003, TNL transferred R$1,008.6 million of disputed tax amounts and other tax debts owed to the national treasury and the National Social Security Institute (Instituto Nacional de Seguridade Social, or INSS), to the Tax Refinancing Programs, of which R$805.2 million had been recorded as provision for contingencies. For more details of the Tax Refinancing Programs, see Note 24 to the consolidated financial statements of TNL. For a detailed description of our provisions for contingencies, see Note 25 to the consolidated financial statements of TNL.

Regulatory proceedings

Sale of Oi to Tmar
      On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at ’market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance Brazilian corporate law. Oi’s independent valuation report confirmed that the R$1.00 sale price was higher than Oi’s book value on TNL’s books based on Oi’s unsecured liabilities as at April 30, 2003.
      Due to a complaint filed with the CVM by one of Tmar’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Tmar. On March 5, 2004, the CVM requested that TNL and Oi present economic appraisal reports, financial statements, accounting records and other information related to this transaction. TNL and Oi have provided such information and believe that the transaction and its terms were executed in accordance with Brazilian corporate law. Such administrative proceeding is pending and there is no way to estimate how long it will take for a decision to be issued and what conclusions and determinations will arise therefrom. See “Item 4. Information on the Company — Our history and development — Sale of Oi to Tmar.”

Cartelization Charges
      In March 2004, Embratel filed a complaint with CADE alleging that Tmar, Telesp and Brasil Telecom had been engaging in anticompetitive practices as evidenced by, among other things: (1) discriminatory rate policies; (2) manipulative strategies during telecommunications auctions with a view to influence prices; and (3) deceptive marketing practices by omitting information to customers related to more convenient long-distance Carrier Selection Codes. In April 2004, the Law and Economics Secretariat (Secretaria de Direito Econômico), commenced a preliminary investigation in order to determine if such practices could be considered anticompetitive. The Law and Economic Secretariat has still not reported its findings on this case. The complaint brought by Embratel, then a subsidiary of MCI, was part of its broader strategy to prevent the Calais Consortium formed by Tmar, Telesp and Brasil Telecom from acquiring Embratel’s assets which at the time were being sold by MCI to Telmex as part of MCI’s reorganization process. Although Telmex has succeeded in acquiring Embratel, this investigation continues to run its normal course with the Brazilian antitrust authorities.

Fines from Anatel
      Throughout 2005, we have received several assessments from Anatel, mostly due to the fact that sometimes we are unable to achieve our goals defined in the General Plan on Quality, such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$147.6 million as of December 31, 2005 in connection with Anatel’s fines. We have increased our contingency provision for Anatel fines as a result of more conservative provisioning policies we have implemented. Prior to the implementation of such policies, we would record a provision for Anatel fines after this agency had referred outstanding amounts for collection procedures by the relevant tax authorities. Today we record provisions for Anatel fines as soon as it becomes clear to us that we have not in fact complied with our quality goals as reported by the relevant Anatel assessment. See “Item 3. Key information — Risk factors — Risks relating to our industry and business — Our failure to meet certain obligations set forth in Tmar’s new concession agreement may result in various fines and penalties imposed on us by our regulators” and Note 25(d) to the consolidated financial statements of TNL.

Tax proceedings

Federal taxes and contributions

Tax assessment from the Brazilian IRS
      In July 2005, TNL received a tax assessment from the Brazilian IRS (Secretaria da Receita Federal) for R$1.35 billion related to a corporate restructuring plan implemented in 1999 in connection with TmarPart’s acquisition of the telecommunications assets of Region I auctioned during the privatization process of Telebrás in 1998. As provided under Brazilian Law No. 9532/97, controlling shareholders, such as TmarPart, are entitled to conduct downstream merger restructurings to transfer to a controlled subsidiary the goodwill of an investment that is recorded through the acquisition of a controlling interest in such subsidiary. However, because TmarPart was unable to undertake a straightforward downstream merger transaction due to regulatory restrictions imposed by CVM regulations, it pursued this transaction through TNL using an alternative structure that would allow it to accomplish the goodwill transfer permitted under Law No. 9532/97. The utilization of this alternative downstream merger led the Brazilian IRS to issue the tax assessment described above. We are convinced that our alternative downstream merger restructuring is legal and have obtained legal opinions from four first tier Brazilian tax law firms in support of our view. TNL has already been able to obtain a partial victory with the lower tax courts which ruled for the reduction of the referred assessment in approximately R$300 million. However, as at December 31, 2005, this assessment was valued at R$1.48 billion as a result of monetary adjustments on the outstanding amount of the assessment.

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
      We have been issued several tax assessments relative to the INSS Contribution for which we believe to have made the proper withholdings or which tried to include ineligible fringe benefits in the payroll tax basis of the INSS Contribution. On December 31, 2005, the INSS Contribution provision we had for these assessments amounted to R$42.1 million and referred mainly to: (a) tax assessment on the joint responsibility for the payment of this tax owed by our outsourced service providers; and (b) tax assessments due to the non-collection of the INSS Contribution on fringe benefits. Our exposure to tax assessments relating to the INSS Contribution amounts to approximately R$350 million which we have rated as a “possible” loss in our contingency records.

Value added state taxes

Offset of ICMS (VAT) credits
      Under the ICMS regulations, telecommunications companies must pay ICMS on every transaction involving the sales of the telecommunications services it provides. These same rules allow us to record ICMS credits for each of our purchases of operational assets. The same rules will allow us to take the credits we have recorded for the purchase of operational assets and apply them to reduce the ICMS amounts we must pay when we sell our services.
      There are several tax assessments in the many states where we conduct our activities aiming to reduce the amount of tax credits that we may record to offset the ICMS amounts we owe. These tax assessments question whether some of the assets we have purchased are related to our telecommunications activities and, therefore, eligible for an ICMS tax credit. On December 31, 2005, the total amount of these assessments amounted to R$194.9 million, and we have made a provision in the amount of approximately

R$37.6 million in connection with these assessments. We have been advised by our outside counsel that the purchase of these assets complies with the ICMS rules on tax credits, as such assets are in fact related to our operational activities. Therefore, our outside counsel has advised us that the risk of these assessments being converted into actual tax liabilities is merely “possible” and, consequently, we have not created a provision for the full amount of these assessments.

ICMS on international telecommunications services
      There are legal and administrative proceedings currently pending against us regarding the application of the ICMS over telecommunications services involving international calls. Various state governments claim that operators of local switches are liable for the ICMS due on international calls. We, however, believe that the ICMS laws have imposed on long-distance service providers the responsibility for the ICMS due on international calls. ICMS assessments totaling R$93.6 million in connection with international calls had been issued against us as at December 31, 2005. We have made no provision for such assessments because, based on advice from our legal counsel, we do not believe that we would be required to pay ICMS on international calls. In support of our view, in February 2000 a lower court issued an injunction favorable to us in connection with this proceeding. Hence, we classify the risk of having to pay these assessments merely as “possible.”

Municipal tax on service
      In 1998, a number of municipalities where the former fixed-line operating subsidiaries were located took the position that the application of the Municipal Tax on Services (Imposto Sobre Serviços de Qualquer Natureza, or ISS), which is generally levied at a maximum rate of 5%, should be extended to certain supplementary services offered by telecommunications operators that do not clearly fall within the definition of telecommunications services (such as, among others, equipment rental and technical and administrative services). As there have been both favorable and unfavorable decisions from lower courts that dealt with ISS lawsuits in these cases, no trend can be observed as to the likelihood of this issue being ultimately resolved against us or in our favor. Nevertheless, as the claims and discussions regarding ISS on supplementary services vary from municipality to municipality, as of December 31, 2005 we had made provisions for these lawsuits, based on the advice of our external legal counsel and our own analyses, in the amount of R$49.0 million, which we believe is sufficient to cover past due ISS amounts for which we may be found responsible. However, for our internal controls we have classified R$921.6 million of these municipal ISS assessments as either a “possible” or a “remote” contingency.

Civil proceedings

Lease termination dispute with Sistel
      In 1991, we entered in to an agreement with Sistel according to which they agreed to build an office building to be leased to Tmar for certain pre-determined lease payments. As the deal did not materialize, Sistel sued us for lost profits arising from the period of time in which they were unable to find a tenant for the referred office building, as well as for any alleged differences between the lease amounts they have been able to obtain from other tenants and the lease payments they claim we had agreed to pay them. We have recorded a provision in the amount of R$72.6 million in connection with this litigation but, if we lose this suit, we could be obligated to pay a sum in excess of the provision we have recorded for this matter.

Labor proceedings

Hazardous work environment premium
      Under Brazilian labor laws, employees working in dangerous conditions, as defined by applicable laws, are entitled to payment of a premium equal to 30% of their basic salary as compensation for their exposure to a hazardous work environment. The specific statute provision grants such premium only to employees of power companies. However, Brazilian case law has extended this right to employees of telecommunications companies as well. There are several claims pending against us relating to hazardous work environment, principally from those employees who are exposed to high-tension electric facilities. As of December 31, 2005, the provision that we had in connection with these claims was R$111.1 million.

Equalization of salary scales
      There are claims against us to equalize salary scales among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money as it relates to the difference in monthly salaries for an entire period in which compensation discrepancies existed between equally qualified employees conducting identical jobs. In addition, these proceedings usually depend on evidentiary issues and the court’s interpretation of such evidence. As of December 31, 2005, the provision that we had for probable losses on these lawsuits was R$106.4 million.

Indemnification
      We are currently defending numerous lawsuits that have been filed against the Company relating to reimbursement or indemnification of alleged damages incurred by employees throughout their employment contract. The nature of the indemnification claims are diverse, including, but not limited to: accidents, employment stability, moral damages, reimbursement of amounts discounted from paychecks, as well as child care allowance and achievement of productivity standards set forth in collective bargaining agreements. These claims may be decided in different ways depending on the evidence produced in each lawsuit. As of December 31, 2005, the provision for such claims was R$79.2 million.

Overtime
      We are currently defending numerous claims for non-payment of overtime that have been filed against us. The claims allege that we have underpaid special compensation due for hours worked over the regular working schedule. These claims also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted by law to employees working overtime. As of December 31, 2005, the provision for these types of claims was R$340.4 million.

Joint liability for outsourced employees
      There are several lawsuits pending against Tmar brought by former employees of companies that render services to Tmar where Tmar was involved with their recruiting. Because of its involvement with the hiring process of such outsourced employees, Tmar may be held secondarily liable for labor claims due but not paid by the companies that actually employed the plaintiffs. Tmar’s actual liability for such claims will only be triggered if the financial resources of those companies (who are primarily liable for such claims) are insufficient to pay the actual claimed amounts. As of December 31, 2005, the provision for such type of claims was R$228.6 million.

Other labor claims
      Other lawsuits also exist against Tmar, including, but not limited to, claims relating to: (1) the Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual); (2) rescission fines resulting from the recalculation of the balances of the Brazilian Severance Fund (Fundo de Garantia por Tempo de Service); (3) recalculation of inflation adjustments on salaries; and (4) participation on profit distributions, unhealthy work environment premiums and night shift premiums. As of December 31, 2005, the total provision for all these claims was R$136.8 million.
Significant changes
      See “Item 5. Operating and financial review and prospects.”

Item 9.	The Offer and listing
Price history
      The principal trading market for our preferred shares is the BOVESPA. Until 2000, our preferred shares were also traded on the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and the seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “— Trading on the BOVESPA.” As of December 31, 2005, TNL had approximately 1.3 million shareholders. Our shares are a part of the BOVESPA Index (Índice da Bovespa, or Ibovespa), which reflects our increased market capitalization and the liquidity of our preferred shares.
      Our preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA for the periods indicated, adjusted for dividends and interest on capital.

	Reais per
	1,000 TNL
	Preferred
	Shares(*)

	High	Low

2001	36.88	16.27
2002	28.95	15.58
2003	36.90	18.77
2004	43.24	27.07
2005	41.26	31.44
2005
1st Quarter	38.97	31.44
2nd Quarter	36.72	32.33
3rd Quarter	36.18	31.96
4th Quarter	41.26	33.91
2006
1st Quarter	39.92	34.30
January	39.92	37.42
February	38.86	35.48
March	39.25	34.30
April	37.80	34.26
May	38.99	29.90
June (through June 16)	31.8	27.15

(*)	On May 13, 2004, the Company announced the reverse stock split of its shares by grouping 1000 shares of same type and class into one single share, with a view to: (1) reducing administrative and operating costs for itself and its shareholders; (2) improving the efficiency of record systems, controls and information disclosure; (3) increasing the visibility of quotes for the Company’s shares traded on the market by migrating to a per-share unit trading; and (4) decreasing the possibility of miscommunication with shareholders.

Source:	Economática

     In the United States, our preferred shares trade in the form of ADSs, each representing one TNL preferred share, issued by the Depositary pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998, under the symbol TNE. As of May 31, 2006, there were 114,528,517 ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. Dollars
	per ADS

	High	Low

2001	25.50	8.08
2002	16.67	5.05
2003	15.59	6.47
2004	18.21	10.00
2005	19.74	13.60
2005
1st Quarter	17.10	13.60
2nd Quarter	16.65	14.15
3rd Quarter	16.53	14.21
4th Quarter	19.74	15.52
2006
1st Quarter	19.24	16.22
January	18.30	16.98
February	19.03	17.20
March	19.24	16.22
April	18.18	16.33
May	18.83	12.79
June (through June 16)	13.98	11.65

Source:	Economática
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
      After the corporate restructuring process, all these companies became part of Tmar, which began trading on the BOVESPA on September 24, 2001. The daily trading volume of Tmar averaged approximately R$12.9 million in 2005.
Market Information

Trading on the BOVESPA
      In May 2000, the nine Brazilian stock exchanges merged to create the BOVESPA. Since the merger, private equity and debt have been traded only in Brazil on the BOVESPA. Brazilian federal, state and municipal public debt have been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange.
      There are no specialists or market makers for TNL’s shares on the BOVESPA.

      The BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are normally from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.
      Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Electrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges.
      On September 20, 1999, the BOVESPA launched the so-called “After Market”, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. Trading in the After Market takes place from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers. All stocks traded during the regular trading session of the day may be traded on the After Market. However, only cash market trading via the BOVESPA’s electronic trading system is allowed. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The maximum variation allowed for stock prices on the After Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.
      In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.
      Settlement of transactions on the BOVESPA is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BOVESPA is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia S.A.), which is controlled mainly by member brokerage firms and banks that are not members of that exchange.
      Trading in securities listed on the BOVESPA may be executed off the exchanges in certain circumstances, although such trading is very limited.
      The BOVESPA is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2005, the aggregate market capitalization of the 381 companies listed on the BOVESPA was equivalent to R$1,128 billion and the 10 largest companies listed on that exchange represented approximately 52% of the total market capitalization of all listed companies. In contrast, as of December 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was US$21.4 trillion and the 10 largest companies listed on the NYSE represented approximately 11.1% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for December 2005 was approximately R$1,783 million and US$55,168 million, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.
      The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2005, the monthly trading volume on the BOVESPA averaged approximately US$12.0 billion.

      Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.
BOVESPA corporate governance practices
      In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and Level 2 of Differentiated Corporate Governance Practices and New Market, or Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by encouraging such companies to follow higher standards of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and are designed to enhance the quality of information provided to shareholders.
      To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (c) comply with minimum quarterly disclosure standards including cash flow statements; (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) prepare an annual calendar announcing scheduled corporate events.
      To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of the company’s control; offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares; (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (1) any transformation of the company into another corporate form; (2) any merger, consolidation or spin-off of the company; (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer; and (6) any changes to the voting rights referred in (1) through (4) above, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent”, as defined by the BOVESPA, with a term limited to two years; (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder, with the minimum price of the offered shares to be determined by an appraisal process) and, for the same purposes, in the case of companies with no majority controlling block, to comply with complementary rules to be issued by BOVESPA; (f) disclose: (1) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards, or IFRS; and (2) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais; and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal council.
      To be listed in the Novo Mercado, an issuer must meet all of the requirements described above and (a) ensure that the company’s capital sock will be composed exclusively of common shares; and (b) grant tag-along rights for all shareholders in connection with a transfer of the company’s control, offering the same price paid per share for controlling block common shares.

Regulation of the Brazilian securities market
      The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (2) the Brazilian corporate law; and (3) the regulations issued by the CVM, the CMN and the Brazilian Central Bank. (collectively, the Securities Laws).
      Under Brazilian corporate law, a company is either public, a companhia aberta, such as TNL currently, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.
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
      The trading of shares is prohibited under certain circumstances as follows: (1) trading by the company of its own shares; (2) trading by the company’s controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws; (3) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (4) trading by the persons listed under (3) above during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.
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
Disclosure requirements
      Through its Instruction No. 358, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.
      Such requirements include provisions that:

•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto)

that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.

Changes in Brazilian corporate law
      On October 31, 2001, Law No. 10303, amending the Brazilian corporation law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

•	requires a controlling shareholder to make a tender offer for a company’s shares if it increases its interest in the share capital to a level that materially and negatively affects the liquidity of the shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for a company’s common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes the redemption of minority shareholders’ shares if, after a tender offer, a controlling shareholder increase its participation in total share capital of a company to more than 95%;

•	entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in: (1) a change of a company’s corporate purpose; (2) a reduction in the mandatory dividend; or (3) any participation in a group of companies, or grupo de sociedades, defined by Brazilian corporate law as a group of companies whose management is coordinated through contractual relationships and equity ownership;

•	requires that preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (1) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (2) dividends that are 10% higher than those paid for common shares; or (3) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer of control (no withdrawal rights will arise from such amendments if they are made prior to December 31, 2002);

•	entitles shareholders that are not controlling shareholders but that together hold (1) preferred shares representing at least 10% of the total share capital or (2) common shares representing at least 15% of the voting capital the right to appoint one member and an alternate to the board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of the total share capital are entitled to combine their holdings to appoint one member and an alternate to the board of directors. Until 2005, the board members that may be elected pursuant to (1) above or by the combined holdings of holders of preferred or common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of independent auditors;

•	requires controlling shareholders, shareholders that appoint members of the board of directors or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which a company’s securities are traded) a statement of any change in their shareholdings; and

•	requires a listed company to send copies of the documentation submitted to its shareholders in connection with shareholders’ meetings to the stock exchanges on which its shares are most actively traded.

Item 10.	Additional information
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

Qualification and certain powers of directors
      Brazilian corporate law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is living abroad, he or she must appoint an attorney-in-fact to act as his representative, as required by Brazilian corporate law. There is no retirement or age limit for directors.

      The total amount of compensation for directors is decided by the shareholders at the annual ordinary shareholders’ meeting. However, the allocation of that compensation to each individual director is decided upon by the Board of Directors. No director, officer or employee may borrow money from the Company.

Allocation of net income and distribution of dividends
      At each annual shareholders’ meeting, the Board of Directors shall propose the allocation of net income for the preceding fiscal year as follows:

•	5% to a legal reserve, not to exceed 20% of the paid-in capital of the Company; and

•	at least 25% of adjusted net income against payment of dividends. As required by Brazilian corporate law, such amount will be increased if required to satisfy payment of dividends to holders of our preferred shares.
      Whenever the Company accumulates or reserves profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law. In general, the Company has to pay dividends first to holders of our preferred shares and then to holders of our common shares. The remaining balance will be distributed equally among all of the shares of the Company’s capital stock. Dividends not claimed within three years will revert to the Company. See “Item 8. Financial information — Policy on dividend distribution.”
      Instead of the payment of dividends, the Company may elect to make payments to shareholders characterized as interest on its own capital. See “— Taxation — Brazilian tax considerations — Distribution of interest on capital.”

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
      The Company convenes shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date. Additionally, pursuant to the Company’s by-laws, special meetings called to decide on the following matters must be first called 30 days in advance of the scheduled meeting date:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares;

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision which is superior to those of existing preferred shares;

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a merger, spin-off or consolidation;

•	TNL’s participation in a grupo de sociedades, the management of which is coordinated through contractual relationships and equity ownership, as defined under Brazilian corporate law;

•	a change in the Company’s business purpose;

•	the creation of founders’ shares, or partes beneficiárias;

•	the cessation of the Company’s liquidation process; and

•	the approval of the Company’s dissolution.
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
      In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of our issued and outstanding common shares. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published.
      However, if the purpose of the meeting is to amend the Company’s by-laws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If this quorum is not met, the Board of Directors may call a second meeting, in accordance with the rules of publication described above, where notice must be given at least eight calendar days prior to the scheduled meeting date. No minimum quorum requirements apply to the second meeting, except that certain voting requirements may still apply as described below.

Voting rights
      Each of our common shares entitles its holder to one vote at the Company’s shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by the vote of holders of the majority of our outstanding common shares. Abstentions are not taken into account.
      Holders of our preferred shares may acquire voting rights if TNL fails to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid. In addition, preferred shareholders are entitled to vote on proposals to:

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
      Pursuant to Brazilian corporate law, the approval of the following matters depends on: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of our issued and outstanding common shares:

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
      Preferred shareholders do not vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on the Company’s Fiscal Council and, if they come to hold more than 10% of the Company’s capital stock, they can elect one member and respective alternate to sit on the Company’s Board of Directors. See “Item 6. Directors, senior management and employees.”
      Notwithstanding the actions described above, the approval by holders of a majority of our issued and outstanding common shares is required to approve the following matters:

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
      Withdrawal rights may be exercised:

(i) by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision that is superior to those of existing preferred shares.

(ii) by all dissenting or non-voting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a consolidation or merger of the Company into another company;

•	transfer of all of our outstanding shares to another company in order to make us a wholly-owned subsidiary of such other company (incorporação de ações);

•	the participation of the Company in a grupo de sociedades;

•	a change in the Company’s business purpose;

•	the spin-off of the Company, if such spin-off implies (a) a change in the Company’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as TNL’s), (b) a reduction of the mandatory dividend set forth in the Company’s by-laws, or (c) the participation of the Company in a grupo de sociedades; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law.

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
      Withdrawal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting. Within 10 days after the expiration of the exercise period of withdrawal rights, the Company is entitled to reconsider any resolution or decision that gave rise to such withdrawal rights, in the event that reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on the Company’s financial stability.
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

Liquidation procedures
      In the event of the Company’s liquidation, holders of our preferred shares have priority over common shareholders in the reimbursement of capital, with no premium. The reimbursement amount to which they are entitled is based on the portion of capital stock represented by our preferred shares, as adjusted from time to time to reflect capital increases or reductions. Once all of the Company’s creditors have been paid, residual assets, if any, will be applied towards the amount of capital represented by our preferred shares to its respective holders. Once holders of our preferred shares have been fully reimbursed, holders of our common shares will be reimbursed, to the extent of remaining assets, if any, on the portion of capital stock represented by our common shares. All of the Company’s shareholders will participate equally and ratably in any remaining residual assets.

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
      The BOVESPA and clearing agents, such as member brokerage firms and banks, control Brazil’s clearing house, the Brazilian Settlement and custody Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, for equity of Brazilian listed companies. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with CBLC. The Company’s shareholder registry indicates which shares are kept at the CBLC system.

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
      The disposal of control of a publicly held company, such as TNL and Tmar, can only be effected on condition that the acquirer undertakes to make a public offering to purchase the voting shares of the remaining shareholders, at a price equal to at least 80% of the amount paid for each voting share of the controlling block. Minority shareholders will have the option to keep their shares, upon receipt of a premium equal to the control premium paid in excess of the market value of such voting shares. The public offering must comply with applicable CVM regulations.
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

Amendments
      The by-laws of the Company were last amended on December 29, 2004 to consolidate certain changes approved to it over time at various shareholders’ meetings. With the approval of a new, consolidated version of the Company’s by-laws on December 29, 2004, the reduction of the Company’s total capital stock and authorized capital, resulting from the spin-off of Contax and the reverse stock-split of the Company’s shares, was reflected in articles 5 and 6 of the newly consolidated by-laws.

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
Exchange controls and other limitations affecting shareholders
      There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the depositary of the common shares underlying the ADSs, or holders who have exchanged ADSs for preferred from converting dividends, distributions or the proceeds from any sale of such preferred into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key information — Risk factors — Risks relating to the preferred shares and ADSs.”
      Foreign investors may register their investments under Law No. 4,131, or Law No. 4,131, or Resolution No. 2,689 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.
      All investments made by a foreign investor under Resolution No. 2,689 will be subject to an electronic registration with the Brazilian Central Bank.
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
      Resolution No. 2,689 prohibits the offshore transfer or assignment of title to securities, except in the cases of (1) corporate reorganization effected abroad by a foreign investor, or (2) inheritance.
      Pursuant to Resolution No. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Brazilian Central Bank.
      Securities and other financial assets held by the foreign investor pursuant to the Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM or in registry, clearing and custody systems authorized by the Brazilian Central Bank or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.
      Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.
      Under the mechanics of an ADS program, the custodian for the depositary holds those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading in the BOVESPA. The depositary will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders. Distributions made by us will be paid to the custodian, who will remit such distribution outside Brazil to the depositary, so that it can in turn distribute these proceeds to the ADS holders of record.
      To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of ADSs, the Brazilian Central Bank has issued an electronic certificate of foreign capital registration in the name of the depositary, which is kept by the custodian on the depositary’s behalf. Pursuant to the electronic certificate of foreign capital registration, the custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the preferred shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the depositary, so that it can in turn forward such proceeds to the ADS holders of record.
      In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, unless the preferred shares are held by a duly registered investor pursuant to Resolution No. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. Also, if not registered under Resolution No. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Item 3. Key information — Risk factors — Risks relating to the preferred shares and ADSs — If you exchange ADSs for preferred shares, you may risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “Item 10. Additional information — Taxation — Brazilian tax considerations.”
      Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3. Key information — Risk factors — Risks relating to Brazil.”

Registered capital
      Investments in preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder, who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such preferred shares. The Registered Capital per preferred shares purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per preferred shares withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BOVESPA on the day of withdrawal or (2) if no preferred shares were traded on that day, the average price on the BOVESPA during the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on such date or dates.
      A non-Brazilian holder of preferred shares may experience delays in effecting Brazilian Central Bank registration, which may consequently delay remittances of currencies abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.
Taxation
      The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs.
      Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our preferred shares or ADSs. Prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs in their particular circumstances.

Brazilian tax considerations
      The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in our preferred shares or ADSs.

Taxation of dividends
      Dividends paid by TNL in cash or in kind from profits of periods beginning on or after January 1, 1996, (i) to the Depositary in respect of our preferred shares underlying ADSs, or (ii) to a non-Brazilian holder in respect of our preferred shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.
      The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in that treaty.

Distribution of interest on capital
      Brazilian corporations may make payments to shareholders characterized as interest on capital of TNL as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP as determined by the Brazilian Central Bank from time to time (9.75% per annum for the three-month period beginning April 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made; or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of TNL’s Board of Directors.
      Distribution of interest on capital paid to Brazilian and non-Brazilian holders of our preferred shares, including payments to the Depositary in respect of our preferred shares underlying ADSs, are deductible by TNL for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the income tax rate of 15%, except for payments to persons who are exempt from income tax in Brazil, which payments are free of Brazilian income tax, and except for payments to persons situated in tax havens, which payments are subject to an income tax at a 25% rate.
      The Board of Directors of TNL may recommend at their sole discretion that distributions of profits be made in form of interest on capital instead of an ordinary dividend payment.
      Amounts paid as interest on capital (net of applicable withholding tax) may be treated as a payment of the mandatory dividend that TNL is obligated to distribute to its shareholders as provided for in its by-laws and Brazilian corporate law. Distributions of interest on capital in respect of our preferred shares, including distributions to the Depositary in respect of our preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of gains outside Brazil
      Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law No. 10,833 of 2003 provides that, commencing on February 1, 2004, “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law No. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”
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
      Upon receipt of the underlying shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Brazilian Central Bank the U.S. dollar value of such shares as either (i) a foreign portfolio investment under Resolution No. 2,689, or (ii) foreign direct investment under Law No. 4,131.
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
      For investments registered under Law No. 4,131, a 15% capital gains tax is applicable to the sale or other disposition of shares in Brazil if such transaction is performed outside a Brazilian stock exchange. If the sale or other disposition of such shares registered under Law No. 4,131 is executed on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15% as of January 1, 2005. In these transactions, the gain realized is calculated based on the amount registered with the Brazilian Central Bank.
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
      The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of our shares under Resolution No. 2,689 may not continue in the future.
      Any exercise of withdrawal rights relating to our shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833. These authorities may allege that the preemptive rights relate to assets located in Brazil (the shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is a resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15%. Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 2,689.

Other Brazilian taxes
      There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state, to individuals or entities that are resident or domiciled within such Brazilian state. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of our preferred shares or ADSs.
      A financial transaction tax (Imposto sobre Operações Financeiras, or IOF), may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently zero, but the Minister of Finance has the legal power to increase the applicable rate to a maximum of 25%. Any such increase will be applicable only prospectively.
      IOF may also be levied on transactions involving bonds or securities, or IOF/ Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/ Títulos with respect to our preferred shares and ADSs is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% over the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.
      In addition to the IOF tax, a another tax that applies to the withdrawal of funds from accounts at banks and other financial institutions (Contribuição Provisória sobre a Movimentação Financeira, or CPMF), will be imposed on distributions by TNL in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The current CPMF tax rate is 0.38%. The Brazilian Congress approved a change to the CPMF tax regime so that, as of July 12, 2002, stock exchange transactions became exempted from CPMF.

Material United States federal income tax considerations
      The following summarizes the material U.S. federal income tax consequences applicable to the ownership and disposition of shares or ADSs and is limited in its application to holders of shares or ADSs who are U.S. persons (other than partnerships), or U.S. Holders, within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein. Consequently, the IRS may disagree with or challenge any of such tax consequences.
      This discussion deals only with shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons whose functional currency is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more in value of our outstanding stock. U.S. Holders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of shares or ADSs arising under the laws of any other taxing jurisdiction.
      If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds or disposes of shares or ADSs, the tax treatment of a partner in that partnership generally depends on the status of the partner and the activities of the partnership. Partners of partnerships holding shares or ADSs should consult their own tax advisors about the U.S. federal income tax consequences to them of holding or disposing of shares or ADSs.
     Treatment of ADSs
      For U.S. federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this discussion to ownership of shares include ownership of the shares underlying the corresponding ADSs.
     Receipt of distributions
      For U.S. federal income tax purposes, a U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares equal to the U.S. dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Holder’s adjusted tax basis in the shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the shares.
      Subject to certain exceptions for short-term positions, the amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to our ADSs or common shares will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid on our ADSs or common shares will be treated as qualified dividend income if the ADSs or common shares are readily tradable on an established securities market in the United States. Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that our ADSs will be or will remain readily tradable under future guidance. In the case of common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding common shares directly and not through an ADS are urged to consult their own tax advisors.
      The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of our ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
      Dividends paid on shares will not be eligible for the dividends received deduction available in certain cases to U.S. corporations.
      If we distribute foreign currency with respect to our shares, the amount of the distribution for U.S. federal income tax purposes generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and generally will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from U.S. sources. The amount of any property other than money that we distribute with respect to our shares will equal its fair market value on the date of distribution.
      Distributions to U.S. Holders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income, for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Holder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. In addition, subject to certain limitations, U.S. Holders who do not elect to claim any foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and U.S. Holders should consult their tax advisors to determine whether and to what extent U.S. Holders may claim foreign tax credits.

Sale or exchange of shares
      Upon a sale or exchange of shares, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the shares so sold or exchanged. Any taxable gain or loss realized on a sale or exchange of shares generally will be capital gain or loss, and the capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held or is treated as having held the shares for more than one year at the time of the sale or exchange. Long-term capital gains recognized by individuals generally are subject to favorable tax rates. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Holder is a U.S. citizen residing outside the

United States and certain other conditions are met. Consequently, in the case of a sale or exchange of actual shares of our stock at a gain (which, unlike a disposition of ADSs, will be taxable in Brazil), a U.S. Holder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it appropriately can apply the credit against tax due on income from foreign sources.

Other Brazilian taxes
      You should note that any Brazilian IOF tax or CPMF tax (as discussed under “Taxation — Brazilian tax considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Information reporting and backup withholding
      In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder who (i) is a corporation or comes within certain categories and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). A U.S. Holder who does not furnish us with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is furnished to the IRS.

Non-U.S. holders
      A Non-U.S. Holder is a holder of our shares or ADS who is neither a U.S. Holder nor a partnership. Non-U.S. Holders will not be subject to U.S. federal income tax on distributions with respect to our shares or ADSs or gain recognized upon a sale or other disposition of our shares or ADSs unless, in the case of a Non-U.S. Holder who is an individual, that holder is present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions apply.
      U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
Documents on display
      We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

      As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.
      We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depository will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.
      We also file financial statements and other periodic reports with the CVM. Information filed with the CVM by Brazilian reporting companies is available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +(55 21) 3233-8390 and +(55 11) 2146-2000, respectively. You can also access the CVM’s English language website at http://www.cvm.gov.br.

Item 11.	Quantitative and qualitative disclosures about market risk
      TNL is exposed to market risk from changes in both foreign currency exchange rates and interest rates. TNL is exposed to foreign exchange rate risk because some of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns its revenues (primarily the real). Similarly, TNL is subject to market risk deriving from changes in interest rates, which may affect the cost of its financing. In 2000, TNL began to use derivative instruments, such as foreign currency interest rate swaps and foreign currency forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. TNL does not hold or issue derivative or other financial instruments for trading purposes.

Exchange rate risk
      Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1647 per US$1.00 on March 3, 1999. Between December 31, 1998 and December 31, 1999, the real depreciated 49.7% against the U.S. dollar, and at December 31, 1999, the commercial market rate for purchasing U.S. dollars was R$1.7890 to US$1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8295 per US$1.00, a slight appreciation of the real in relation to the same average rate in 1999, of 0.9%. However, in 2001 the real continued to devalue against the U.S. dollar. The exchange rate fluctuated in a range between R$1.9357 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3522, depreciating 28.3% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2709 and R$3.9552 per US$1.00, while the average rate was R$2.9309 per US$1.00, showing a depreciation of 27.4% in the period. In 2003, the exchange rate fluctuated in a range between R$3.6623 and R$2.8219 per US$1.00, while the average rate was R$3.0715 per US$1.00, appreciating 18.2% in the period. In 2004, the exchange rate fluctuated in a range between R$2.6544 and R$3.2051 per US$1.00, while the average rate was R$2.9257 per US$1.00, showing an appreciation of 8.13% in the period. See “Item 3. Key information — Exchange rates”.
      As of December 31, 2005, approximately 56.8% of TNL’s debt obligations, disregarding the effects of its hedging agreements, were denominated in foreign currency. As a result, TNL is exposed to currency exchange risks that may adversely affect its business, financial condition and results of operations, as well as its ability to meet debt service obligations. In 2005, TNL continued its policy of limiting its exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2005, approximately R$121.3 million, or 2.7%, of TNL’s foreign currency debt was not hedged. Accordingly, an unfavorable 1% change in the real-U.S. dollar exchange rate would have resulted in a R$1.2 million increase in TNL’s debt obligations as of December 31, 2005. For further information about swap agreements and other financial instruments utilized by TNL, see Note 28 to TNL’s consolidated financial statements.
      TNL continues to have exchange rate exposure with respect to its planned capital expenditures. In 2005, approximately 35% of its capital expenditures were made in U.S. dollars. The potential loss in connection with its planned capital expenditures for 2005 that would have resulted from each unfavorable 1% change in the real-U.S. dollar exchange rate, assuming that TNL carries out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$6.9 million.
Interest rate risk
      As of December 31, 2005, TNL had R$9,854.5 million in financing outstanding, after hedging effects, including R$1,225.0 million of local non-convertible debentures. As of December 31, 2005, approximately 95.4% of TNL’s local currency-denominated debt of R$3,412.2 million bore interest at floating rates based on either the TJLP or the CDI rate for real-denominated indebtedness and approximately 70.1% of TNL’s foreign currency-denominated indebtedness bears interest at floating rates, mainly based on U.S. dollar LIBOR. As of December 31, 2005, TNL did not have any derivative contracts outstanding that could limit its exposure to variation in the TJLP or CDI rate. However, TNL invests its cash balances (R$3,771 million as of December 31, 2005) mainly in short-term instruments, and its exposure to Brazilian interest rate risk is therefore partially limited by TNL’s real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to TNL’s exposure with respect to existing indebtedness, TNL would also be exposed to interest rate volatility with respect to future indebtedness in case it decides that a protection against interest rate variation is not required.
      Every increase of 100 basis points in the CDI rate represents an impact of R$37.7 million on TNL’s local currency denominated assets and an impact of R$86.9 million in TNL’s liabilities, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2005 had occurred. An increase of 100 basis points in the U.S. dollar LIBOR implies an R$18.2 million effect on TNL’s U.S. dollar-denominated liabilities. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate as the case may be, in 2006, in relation to December 31, 2005, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. See “Item 3. Key information — Risk factors — Risks relating to Brazil.”

Item 12.	Description of securities other than equity securities
      Not applicable.
PART II

Item 13.	Defaults, dividend arrearages and delinquencies
      Since the completion of our audited and consolidated financial statements for the year ended December 31, 2001, we have not complied with certain of the financial covenants set forth in the BNDES Facilities, namely Current Assets/ Current Liabilities and Shareholders’ Equity/ Total Assets. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet. See also “Item 3. Key information — Risk factors — Risks relating to our business”, “Item 5. Operating and financial review and prospects —

Sources of funds” and “Item 7. Major shareholders and related party transactions — Related party transactions — BNDES Facilities.”

Item 14.	Material modifications to the rights of security holders and use of proceeds
      The have been no material modifications to rights of TNL’s security holders since the filing of the Company’s last Annual Report on Form 20-F.

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
      On May 11, 2006, in connection with a registration statement filed on Form F-4 by our parent company, TmarPart, our consolidated financial statements, reconciled to U.S. GAAP, for the fiscal year ended December 31, 2005 were filed with the SEC. In preparing these financial statements, we identified inadvertent errors in certain U.S. GAAP reconciled amounts that had been previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on June 30, 2005. We corrected for the errors identified at that time in the financial statements filed with the SEC as part of TmarPart’s Form F-4. Subsequent to that filing, and during the process of preparing responses to comments received from the SEC on the Form F-4, we identified additional inadvertent errors in certain U.S. GAAP reconciled amounts represented in the financial statements contained therein. We have corrected all of the errors in the restated financial statements included with this annual report. The corrections and their affect on our financial statements for years 2003, 2004 and 2005 are described in detail in Note 34(x) to the consolidated financial statements included in this annual report.
      As a result of this restatement, the Company’s Chief Executive Officer and the Chief Financial Officer have concluded that there was a material weakness in internal controls over financial reporting and as a result of the above-mentioned errors in our U.S. GAAP reconciled amounts have concluded that disclosure controls and procedures at December 31, 2005, in so far as they relate to our U.S. GAAP reconciliation, were not effective.
      There were no significant changes in the Company’s internal controls over financial reporting during the Company’s fiscal year ended December 31, 2005 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
      Beginning in 2006 and continuing to the date of the filing of this annual report, we have made and continue to make changes in our internal controls over financial reporting. These changes focus on our internal U.S. GAAP capability and include the establishment of a group within our accounting department with the responsibility to focus on the Company’s U.S. GAAP reconciliation. This group provides a more specific focus on U.S. GAAP issues, and we have hired additional personnel to support this group and increased the U.S. GAAP training and certifications of certain members of this group. We believe these changes in our internal controls over financial reporting have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, including the implementation of measures designed to prevent the inadvertent errors described above, and measures to improve our internal controls over financial reporting as part of our effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 as those requirements become applicable to the Company in 2006. We believe that certain of these measures, undertaken to ensure the quality of the information and modifications to our internal control processes, will improve our ability to prepare U.S. GAAP reconciled financial information.
      Due to the additional analysis performed and other post-closing procedures taken to ensure our consolidated financial statements are reconciled in accordance with U.S. GAAP, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Board of Directors relied on an exemption provided by U.S. securities regulations to assign the required audit committee responsibilities to the Company’s Fiscal Council (the Brazilian equivalent of a board of auditors). In contrast to audit committees of U.S. issuers, which are composed of members appointed by the board of directors, the members of TNL’s Fiscal Council are elected by TNL’s shareholders at the Company’s annual shareholders’ meeting, as provided under Brazilian corporate law. As a result, because the Board of Directors has limited power to influence shareholders’ vote with a view to encourage the election of qualified members, the Company does not currently have an “Audit Committee Financial Expert”, as defined under the regulations of the SEC, serving on its Fiscal Council. See “Item 6. Directors, senior management and employees — Fiscal Council and Board of Auditors.”

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
      Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees

	2004	2005

	(In thousand of reais)
Audit fees(1)	1,442.5	2,087.3
Audit-related fees(2)	152.0	—
Tax fees(3)	28.0	—

(1)	Audit fees for the years ended December 31, 2004 and 2005 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with (1) statutory and regulatory filings, which mainly include the statutory audits of financial statements of some of TNL’s subsidiaries and (2) the review of documents filed with the CVM and the SEC.

(2)	Audit-related fees for the years ended December 31, 2004 and 2005 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements. These services include consulting in connection with accounting and reporting standards and services related to internal control reviews.

(3)	Tax fees as of the year ended December 31, 2004 consist of fees billed for tax compliance services. Note that tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.

Pre-approval policies and procedures
      Our Board of Directors is responsible for the oversight of our independent auditor’s work. Our Board of Directors’ policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Board of Directors sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services. The Board of Directors has designated its chairman, currently Mr. Carlos Jereissati, to issue such pre-approval in certain circumstances. The Fiscal Council also retains certain advisory and approval functions with respect to the pre-approval of audit and non-audit services.

Item 16D.	Exemptions from the listing standards for Audit Committees
      See “Item 6. Directors, senior management and employees — Fiscal Council and Board of Auditors.”

Item 16E.	Purchases of equity securities by the issuer and affiliated purchases
      On June 2, 2004, TNL announced a share buyback program, or the Share Buyback Program, which provided for the repurchase of a maximum of 4.1 million common shares and 25.6 million preferred shares of the Company with an expiration date of June 3, 2005. On April 26, 2005, the Share Buyback Program was concluded.

					Total Number of Shares
					Purchased as Part of a		Maximum Number of Shares
	Total Number of Shares		Average Price Paid		Publicly Announced		that May Yet Be Purchased
	Purchased		per Share		Program		Under the Program

Periods in 2004	Preferred	Common	Preferred	Common	Preferred	Common	Preferred	Common

June 1 to 30	284,500	144,600	37.28	31.58	284,500	144,600	25,283,500	3,914,400
July 1 to 30	2,039,200	696,600	40.10	36.99	2,323,700	841,200	23,244,300	3,217,800
August 2 to 31	1,056,200	—	39.17	—	3,379,900	—	22,188,100	—
September 1 to 30	225,500	—	38.82	—	3,605,400	—	21,962,600	—
October 1 to 29	110,000	—	37.72	—	3,715,400	—	21,852,600	—
November 1 to 30	1,694,864	20,000	41.16	39.96	5,410,263	861,200	20,157,736	3,197,800

Total	5,410,264	861,200

Periods in 2005

January 1 to 30	72,000	36,000	37.29	42.95	72,000	36,000	20,085,736	3,161,800
February 1 to 28	161,000	80,500	39.51	48.84	233,000	116,500	19,924,736	3,081,300
March 1 to 31	492,000	246,000	43.14	53.01	725,000	362,500	19,432,736	2,835,300
April 1 to 26	340,400	170,200	38.84	52.71	1,065,400	532,700	19,092,336	2,665,100

Total	1,065,400	532,700

Total in 2004 and 2005	6,475,664	1,393,900

PART III

Item 17.	Financial statements
      TNL has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial statements
      Reference is made to pages F-1 through F-102.
Item 19.     Exhibits

No.	Description

1.1	Consolidated by-laws of the Company as of December 29, 2005. (Incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on June 29, 2005).
2.1	Deposit Agreement, dated as of July 27, 1998 among the Company, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed on September 18, 1998).
2.2	Indenture for the First Issuance of Simple Non-Convertible Unsubordinated Debentures in Two Series for Public Distribution by Telemar Norte Leste S.A. between Telemar Norte Leste S.A. and Planner Trustee DTVM Ltda. dated March 9, 2006. (Filed herewith).
2.3	First Amendment, dated March 16, 2006, to the Indenture for the First Issuance of Simple Non-Convertible Unsubordinated Debentures in Two Series for Public Distribution by Telemar Norte Leste S.A. between Telemar Norte Leste S.A. and Planner Trustee DTVM Ltda. dated March 9, 2006. (Filed herewith).
4.1	New Standard Concession Agreement for Local Switched, Fixed-Line Telephone Service between Anatel and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Filed herewith).
4.2	New Standard Concession Agreement for LDN Switched, Fixed-Line Telephone Service between Anatel and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Filed herewith).
4.3	Statement of Authorization for Personal Mobile Services between Anatel and TNL PCS S.A., No. 01/2001, dated March 12, 2001. (Incorporated by reference to Exhibit 4.3 to the Company’s Form 20-F for the year ended December 31, 2002).
4.4	Instrument of Authorization for Domestic Long-Distance Mode of Switched Fixed Telephone Service between Anatel and TNL PCS S.A., No. 205/2002, dated February 2002. (Incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F for the year ended December 31, 2002).
4.5	Instrument of Authorization for International Long-Distance Mode of Switched Fixed Telephone Service between Anatel and TNL PCS S.A., No. 206/2002, dated February 2002. (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F for the year ended December 31, 2002).
4.6	Instrument of Authorization for Telecommunications Carrier Network Services between Anatel and Telecomunicações do Rio de Janeiro S.A., No. 9/98, dated July 27, 1998 and Schedule of Omitted Authorizations. (Filed herewith).
4.7	Instrument of Authorization for the Use of Radio Frequency Blocks between Anatel and TNL PCS S.A., No. 14/2003, dated July 11, 2003. (Filed herewith).
4.8	Instrument of Authorization for Multimedia Communications Service of Public Interest, between Anatel and TNL PCS S.A., No. 14/2006, dated February 22, 2006.
8.1	List of Subsidiaries. (Filed herewith).
11.1	Code of Ethics of the Company. (Incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2002).
12.1	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

No.	Description

12.2	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).
13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith).
      There are numerous instruments defining the rights of holders of long-term indebtedness of the Registrant and its consolidated subsidiaries, none of which exceeds 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreements to the Commission upon request.

SIGNATURES
      Tele Norte Leste Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Ronaldo Iabrudi dos Santos Pereira

Name: Ronaldo Iabrudi dos Santos Pereira

Title:	Chief Executive Officer
Dated: June 29, 2006

SIGNATURES
      Tele Norte Leste Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ José Luis Magalhães Salazar

Name: José Luis Magalhães Salazar

Title:	Chief Financial Officer
Dated: June 29, 2006

Tele Norte Leste Participações S.A.
Consolidated Financial Statements
at December 31, 2005 and 2004
and for the three years ended December 31, 2005
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of changes in financial position present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2005 and 2004 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2005, prepared in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows for each of the three years in the period ended December 31, 2005. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.
      Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36 and 37, as restated, to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers	Rio de Janeiro, Brazil
Auditores Independentes	May 5, 2006, except for Note 34(x), as to which the date is June 14, 2006

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31,

	2005	2004

	(expressed in
	thousands of Brazilian
	Reais)
ASSETS
Current assets
Cash and cash equivalents	3,771,167	5,472,352
Trade accounts receivable, net	3,710,743	3,630,069
Recoverable taxes	1,397,464	1,049,224
Deferred taxes	209,724	122,403
Prepaid expenses	393,417	244,046
Inventories	159,324	231,818
Other current assets	197,032	190,715

Total current assets	9,838,871	10,940,627

Long-term assets
Deferred taxes	1,439,514	1,468,996
Recoverable taxes	233,665	208,951
Judicial deposits	712,509	542,063
Prepaid expenses	261,657	247,370
Credits receivable	105,978	133,160
Other long-term assets	271,085	233,711

Total long term assets	3,024,408	2,834,251

Permanent assets
Property, plant and equipment, net	12,843,944	13,770,187
Intangible assets	1,119,590	1,265,300
Deferred charges	426,122	490,327
Investments	12,472	11,852

Total permanent assets	14,402,128	15,537,666

Total assets	27,265,407	29,312,544

LIABILITIES, DEFERRED INCOME, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	2,827,567	3,041,104
Suppliers	1,892,376	1,852,867
Debentures including interest	1,224,816	17,816
Dividends and interest on own-capital	1,068,361	1,442,000
Taxes other than on income	830,079	757,187
Deferred taxes and taxes on income	512,879	411,319
Payroll and related accruals	130,464	247,174
Tax financing program—REFIS	117,169	108,729
Amounts payable relating to Pegasus acquisition		57,479
Other current liabilities	116,565	53,236

Total current liabilities	8,720,276	7,988,911

Long-term liabilities
Loans and financing	5,802,159	7,748,184
Provisions for contingencies	1,938,066	1,627,476
Tax financing program—REFIS	825,443	853,511
Taxes other than on income	2,298	34
Deferred taxes and taxes on income	872	872
Debentures		1,207,200
Other long-term liabilities	31,075	33,003

Total long-term liabilities	8,599,913	11,470,280

Total liabilities	17,320,189	19,459,191

Deferred income	21,250	29,977

Minority Interests	1,945,262	1,860,079

Shareholder’s equity
Share capital	4,688,731	4,812,019
Capital reserves	24,288	201,488
Investment reserve	3,218,881	3,157,130
Unrealized income reserve	272,143
Legal reserve	147,929	94,947
Treasury shares	(373,266)	(302,287)

Total shareholders’ equity	7,978,706	7,963,297

Total liabilities, deferred income, minority interests and shareholders’ equity	27,265,407	29,312,544

The accompanying notes are an integral part of these consolidated financial statements

Tele Norte Leste Participações S.A.

Consolidated Statements of Operations

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of
	Brazilian Reais,
	except number of shares and
	per-share amounts)
Net operating revenue
Services provided	15,980,075	15,093,876	13,404,383
Sales of handsets and accessories	767,319	747,834	598,421

	16,747,394	15,841,710	14,002,804
Costs of services provided and goods sold
Services provided	(7,960,369)	(8,194,294)	(7,943,624)
Costs of handsets and accessories	(835,468)	(932,153)	(740,918)

	(8,795,837)	(9,126,447)	(8,684,542)
Gross profit	7,951,557	6,715,263	5,318,262

Operating expenses
Selling	(2,680,225)	(1,982,257)	(1,738,617)
General and administrative	(1,084,119)	(949,720)	(855,312)
Other operating expenses, net	(718,936)	(635,357)	(231,889)

	(4,483,280)	(3,567,334)	(2,825,818)
Operating income before interest	3,468,277	3,147,929	2,492,444

Interest income	908,249	775,807	606,269
Interest expenses	(2,524,302)	(2,417,073)	(2,784,576)

Operating income	1,852,224	1,506,663	314,137
Non operating expenses, net	(37,543)	(136,573)	(68,560)

Income before taxes and minority interests	1,814,681	1,370,090	245,577
Income tax and social contribution (expense) benefit	(371,197)	(446,529)	112,620

Minority interests in income of consolidated subsidiary	(329,371)	(172,524)	(145,484)

Net income for the year	1,114,113	751,037	212,713

Shares outstanding at the balance sheet date (in thousands)	382,121	379,804	381,777

Net income for the year, per share outstanding at the balance sheet date (in Reais)	2.92	1.98	0.56

The accompanying notes are an integral part of these consolidated financial statements

Tele Norte Leste Participações S.A.

Statement of changes in shareholders’ equity (Parent Company)

		Capital reserves		Earnings reserves

			Fiscal
		Special	incentives		Unrealized
	Share	goodwill	and	Legal	income	Investment	Retained	Treasury
	capital	reserve	donations	reserve	reserve	reserve	earnings	shares	Total

	(expressed in thousands of Brazilian Reais, except per-share amounts)
At December 31, 2002	4,476,809	516,563	20,135	26,817	543,952		3,839,323	(260,426)	9,163,173
Reclassification to investment reserve						3,839,323	(3,839,323)
Dividends prescribed							11,781		11,781
Capitalization of reserve	167,605	(167,605)
Realization of unrealized income reserve					(543,952)		543,952
Net income for the year							673,316		673,316
Appropriation to legal reserve				33,666			(33,666)
Dividends proposed							(341,868)		(341,868)
Interest on own-capital proposed							(458,132)		(458,132)
Transfer to investment reserve						395,383	(395,383)

At December 31, 2003	4,644,414	348,958	20,135	60,483		4,234,706		(260,426)	9,048,270
Dividends prescribed							15,224		15,224
Purchase of treasury shares								(247,597)	(247,597)
Cancellation of treasury shares						(205,736)		205,736
Capitalization of reserve	167,605	(167,605)
Realization of investment reserve						(429,954)	429,954
Net income for the year							689,286		689,286
Appropriation to legal reserve				34,464			(34,464)
Dividends proposed (R$2.6329 per share)							(1,000,000)		(1,000,000)
Interest on own-capital (R$0.2633 per share)							(100,000)		(100,000)

At December 31, 2004	4,812,019	181,353	20,135	94,947		3,599,016		(302,287)	8,405,183
Dividends prescribed							30,648		30,648
Purchase of treasury shares								(70,979)	(70,979)
Capital reduction (Notes 1 and 27)	(277,526)								(277,526)
Capitalization of reserves	154,238	(154,238)
Donations and fiscal incentives			4,153						4,153
Realization of capital reserve		(27,115)					27,115
Net income for the year							1,052,362		1,052,362
Appropriation to legal reserve				52,982			(52,982)
Dividends proposed (R$1.5000 per share)							(572,956)		(572,956)
Interest on own-capital (R$0.5549 per share)							(212,044)		(212,044)
Appropriation to unrealized income reserve					272,143		(272,143)

At December 31, 2005	4,688,731		24,288	147,929	272,143	3,599,016		(373,266)	8,358,841

	2005	2004	2003

Shareholders’ equity per share	21.8749	22.1303	23.7004

The accompanying notes are an integral part of these consolidated financial statements

Tele Norte Leste Participações S.A.

Consolidated statements of changes in financial position

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of Brazilian
	Reais)
Financial resources were provided by:
Operations:
Net income for the year	1,114,113	751,037	212,713
Minority interests in income of consolidated subsidiary	329,371	172,524	145,484
Expenses (income) not affecting working capital:
Depreciation	3,213,812	3,233,672	3,446,233
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	76,269	75,062	75,062
Amortization of negative goodwill	(6,451)	(28,149)
Amortization of goodwill— CVM 349			167,605
Provisions for contingencies	926,577	935,882	680,082
Interest and long-term monetary and exchange variations	258,804	264,987	1,126,642
Equity accounting adjustments and capital gain	(66,379)	(111,699)	(96,788)
Loss on sale of property, plant and equipment	9,741	70,871	26,682
Provision for losses on discontinued assets	40,462	90,347	81,998
Provision for losses on fiscal incentives		6,180	46,364
Provision for inventory write-off			37,063
Long-term interest on financed taxes and contributions— REFIS	82,193	72,523	101,439
Long-term deferred Income tax and social contribution	29,240	(164,697)	(251,610)
Realization of deferred income	(2,276)	(2,278)

	6,072,965	5,434,443	5,867,195
Third Parties:
Fiscal Incentives	83,417	94,717	105,401
Transfer from long-term receivables to current assets		95,693	141,455
Disposal of permanent assets	6,146
Dividends and interest on own-capital prescribed	42,920	61,121	24,625

	132,483	251,531	271,481
Total funds provided	6,205,448	5,685,974	6,138,676

Financial resources were used for:
Increase in long-term receivables	270,058	346,559	401,304
Purchase of treasury shares by Parent Company	70,979	247,597
Purchase of treasury shares by subsidiaries	57,476	101,585	23,123
Increase in permanent assets:
Investments	4,457	288	43,609
Property, plant and equipment	2,447,393	2,058,078	1,616,096
Licenses		4,522	66,096
Deferred charges	4,156
Transfer from long-term liabilities to current liabilities	4,137,941	1,459,186	1,098,120
Dividends and interest on own-capital proposed	989,319	1,348,110	654,201
Working capital of subsidiary eliminated upon consolidation (Contax Participações S.A. and subsidiary)	56,790

Total funds used	8,038,569	5,565,925	3,902,549

Increase (decrease) in working capital	(1,833,121)	120,049	2,236,127

Changes in working capital
Current assets
At the end of the year	9,868,044	10,940,627	9,725,123
At the beginning of the year	10,940,627	9,725,123	6,002,200

	(1,072,583)	1,215,504	3,722,923
Current liabilities
At the end of the year	8,749,449	7,988,911	6,893,456
At the beginning of the year	7,988,911	6,893,456	5,406,660

	760,538	1,095,455	1,486,796
Increase (decrease) in working capital	(1,833,121)	120,049	2,236,127

The accompanying notes are an integral part of these consolidated financial statements

Tele Norte Leste Participações S.A.

Consolidated statements of cash flow

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of Brazilian
	Reais
Cash flow from operating activities
Net income for the year	1,114,113	751,037	212,713
Adjustments to reconcile net income for the year to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	329,371	172,524	145,484
Accrued interest	1,432,613	1,448,433	1,996,222
Depreciation	3,213,812	3,233,672	3,446,233
Provision for contingencies	926,577	935,882	680,082
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	76,269	75,062	75,062
Amortization of goodwill— (CVM Instruction 349/2001)		153,639	167,605
Amortization of AIX negative goodwill	(6,451)	(28,149)
Equity accounting adjustments	(66,379)	(111,699)	(96,788)
Loss on sale of property, plant and equipment	9,741	70,871	26,682
Provision for losses on tax incentives		6,180	46,364
Provision for loss on discontinued assets	40,462	90,347	81,998
Monetary restatement of dividends and interest on own-capital	38,316	24,023	8,223
Realization of deferred income	(2,276)	(2,278)
Monetary restatement of REFIS	93,051	82,809	54,023

	7,266,708	6,970,534	6,912,129
Increase (decrease) in assets
Accounts receivable	(151,231)	(96,590)	(891,052)
Credits receivable	(2,511)	115,257	11,455
Deferred and recoverable taxes	(498,180)	(149,783)	117,536
Prepaid expenses	(166,156)	(43,285)	(202,229)
Judicial deposits	(171,723)	(154,083)	(74,711)
Inventories	72,494	(94,953)	(27,975)
Other assets	(46,929)	(219,387)	(77,503)
Increase (decrease) in liabilities
Suppliers	104,076	(49,877)	267,711
Payroll and related accruals	(51,926)	(13,783)	132
Payable and deferred taxes	269,047	558,276	(61,763)
Refinancing of taxes and contributions— REFIS	(112,385)	(127,279)	147,449
Provisions for contingencies	(605,130)	(515,228)	(460,156)
Other liabilities	4,196	(98,009)	76,038

Net cash provided by operating activities	5,910,350	6,081,810	5,774,124
Cash flow from investing activities
Property, plant and equipment	(2,447,393)	(2,058,078)	(1,616,096)
Disposal of permanent assets	6,146
Licenses		(4,522)	(66,096)
Investments, net	(4,457)	(288)	(43,609)
Deferred charges	(4,156)

Net cash used in investing activities	(2,449,860)	(2,062,888)	(1,725,801)
Cash flow from financing activities
Proceeds from long-term loans and financing	771,538	2,096,571	2,539,836
Repayment of long-term loans and financing	(4,398,515)	(3,695,632)	(3,094,070)
Proceeds from debentures			(92,800)
Purchase of treasury shares by Parent Company	(70,979)	(247,597)
Purchase of treasury shares by subsidiaries	(57,476)	(101,587)	(23,123)
Cash from subsidiary (Spin-off of Contax Participações S.A. and subsidiary)	(85,153)
Payment of dividends and interest on own-capital paid	(1,321,090)	(923,838)	(565,356)

Net cash used in financing activities	(5,161,675)	(2,872,083	(1,235,513)
Increase (decrease) in cash and cash equivalents	(1,701,185)	1,146,839	2,812,810
Cash and cash equivalents at the beginning of the year	5,472,352	4,325,513	1,512,703

Cash and cash equivalents at the end of the year	3,771,167	5,472,352	4,325,513

Supplemental cash flow information
Income tax and social contribution paid	503,309	280,576	97,808
Interest paid	951,368	950,229	1,037,693
Cash paid against provisions for contingencies	584,043	356,529	349,209
Non cash transactions:
Net goodwill on downstream merger		(167,605)	(167,605)
The accompanying notes are an integral part of these financial statements

Tele Norte Leste Participações S.A.

Notes to the financial statements
Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of Brazilian Reais, unless otherwise stated)

1	DESCRIPTION OF BUSINESS
      Tele Norte Leste Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements. The Parent Company was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, subsidiary of Telemar Participações S.A. (“Telemar Participações”), which at December 31, 2005 held 17.48% of the total capital and 52.45% of the voting capital.
      The Company is registered with the “Comissão de Valores Mobiliários—CVM” (Brazilian securities commission) as a publicly held company whose shares are listed on the “Bolsa de valores de São Paulo—Bovespa” (São Paulo stock exchange). The company is also registered with the U.S. Securities and Exchange Commission—SEC and its American Depositary Shares (ADS)—level II are listed on the New York Stock Exchange (NYSE). Approximately 44.27% of the preferred shares are negotiated on the NYSE through ADS.

(a)	The main Company’s business is divided into the following segments:
Fixed-line telecommunications
     Telemar Norte Leste S.A. (“Telemar”) is the principal provider of fixed-line telecommunications services in its operating area—Region I—which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for Sector 3 of this Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Paranaíba” in the State of Minas Gerais, where “Companhia de Telecomunicações do Brasil Central—“CTBC” operates). These services were provided under a concession granted by “Agência Nacional de Telecomunicações—Anatel” (national agency for telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expired on December 31, 2005. The concession could be renewed for an additional 20-year period, if the terms of that extension and the conditions of the last concession agreement were met (mainly universal service and quality target in each case to be determined by Anatel and the Ministry of Communications), at a cost of 2% of previous years net revenues from telecommunications services, payable every two years. On June 30, 2003, TELEMAR sent correspondence to Anatel, as required by law, formalizing its explicit interest to exercise the right to renew the concession. On December 22, 2005, new agreements were signed, with new universal service and quality targets, extending Telemar’s concession through 2025. For the new concession period the principal changes relating to the agreement in effect from 1998 to 2005, are the following:

➢	Local services will be billed based on usage in minutes and the monthly franchise is now 200 minutes for residential subscribers and 150 minutes for non-residential subscribers. This change has been postponed for one year as of March 2006;

➢	The “Índice do Setor de Telecomunicações—IST” (Index for the telecommunications sector) is now the basis for future tariff readjustments. The IST will be published by Anatel on a monthly basis, and its composition will be revised every two years. The 2006 tariff readjustment for local and long-distance services will be based on the “Índice Geral de Preços—Disponibilidade Interna IGP-DI” (general price index for domestic products), for the last seven months of 2005 (June through December), and on the IST for the first five months of 2006 (January through May);

Notes to the financial statements

➢	With regard to the universalization targets, “Postos de Serviços de telecomunicações—PST” (telecommunication service centers) were created for the installation of 4,071 computers to connect the public to the Internet, and the requirements relating to the quantity of public telephones were reduced from eight per thousand to six per thousand inhabitants; and

➢	Creation of the “Acesso Individual para Classe Especial—AICE” (individual access for the low-income segment), which has a lower monthly subscription fee than the Basic Plan, and necessarily is pre-paid, and available only for residential subscribers.
      Until December 22, 2004, TNL held 80.89% of Telemar’s capital, representing 97.24% of voting shares and 67.85% of preferred shares. At a meeting of TNL’s Board of Directors, held on that date, a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda. by the transferring almost all of Telemar’s preferred shares. After the transaction, TNL directly holds 43.23% of Telemar’s total capital, maintaining, the proportions of 97.24% of voting capital and 80.89% of total capital, considering that Telemar Telecomunicações is a wholly-owned subsidiary of the Parent Company.
Mobile Telecommunications
     Mobile telecommunications services are provided by TNL PCS S.A. (“Oi”) using the “Serviço Móvel Pessoal—SMP” (personal mobile service) authorization license, which was acquired on March 12, 2001 for R$1,102,007 and with the rights to use certain radio frequencies, expiring on March 12, 2016. On June 26, 2002, Oi was authorized by Anatel to start providing the services, using GSM/ GPRS technology within Region I. In addition to SMP services, Oi is also authorized to offer: (I) national long-distance services within Region II, which comprises the States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District and in Region III, which comprises the State of São Paulo, and in Sector 3 of Region I; and (ii) international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization may be renewed for an additional 15 year period, at a charge, payable every two years of 2% of the previous year’s net revenues from telecommunications services, provided that the conditions of the current authorization are met.
      On May 30, 2003, after approval by the Board of Directors of TNL and Telemar, Telemar acquired from TNL 99.99% of Oi’s shares.
      On November 30, 2005, Oi’s Extraordinary General Meeting approved the Protocol and Justification of the incorporation by Oi of Pegasus Telecom S.A., considering the interest in the continuity of the corporate restructuring of the Telemar Group, in order to take advantage of the operating synergies between the two companies and consequent significant gains, such as the alignment of several communications services rendered and the transfer of the granting to render telecommunication services, specially for data transmission in Regions I, II and III, so that the licenses granted will have one and the same holder. This meeting also approved the following:

➢	Appraisal report on the shareholders’ equity of Pegasus Telecom S.A. (“incorporated company”), prepared by an expert company, in the total amount of R$1,387,229, against book value on October 31, 2005; and

➢	Subscription and full payment of Oi’s capital increase (“incorporating company”), in the amount of R$1,387,229, through delivery of the shares of the incorporated to the incorporating company, with the issue of 1,387,228,783 common shares with no par value, at the issue price of R$1.00 (one real) per share.

Notes to the financial statements

Contact center
     TNL Contax S.A. (“TNL Contax”), a contact center that was directly controlled by TNL, engages in the provision of customer services in general, both inbound and outbound. Inbound contact center services include sales, market research, tele-sales and collection, while outbound services include providing product information, sales, complaints, customer service and help desk. A number of TNL contax’ commercial agreement prices are based on the number of workstations and hours.
      TNL Contax was created to take advantage of the significant growth opportunities in the Brazilian market for outsourced contact centers.
      On November 26, 2004, TNL disclosed a Relevant Fact notice in connection with the approval, by its Board of Directors, of the spin-off of TNL Contax.
      The transaction was approved by TNL’s Extraordinary General Meeting held on December 29, 2004 and can be summarized as follows:

➢	Change of the corporate name of subsidiary Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”); and

➢	Subscription and payment of a capital increase of Contax Participações, by TNL, in the amount of R$223,708, as well as a R$50,000 increase in capital reserves, comprising: (I) transfer of 100% of TNL Contax’ shares held by TNL as of October 31, 2004, valued at R$126,030; (ii) assignment of a credit of R$57,678 due by TNL Contax to TNL, corresponding to the balance of a loan between the two companies, also as of October 31, 2004; and (iii) cash payment of R$90,000.
      Additionally, TNL’s share capital was decreased by R$277,526, corresponding to the investment in Contax Participações, at November 30, 2004, without changing the number of shares and subsequent delivery of Contax Participações shares to all TNL shareholders, in accordance with their percentage holding in TNL’s shares. This capital reduction occurred on March 1, 2005, that is, after the legal 60 day period for TNL’s creditors to oppose to the operation, and there was no opposition within this period.
      On February 17, 2005, TNL released a note to shareholders, related to the reduction of share capital, in which the Company announces to the shareholders that information is being prepared for the registration of Contax Participações with the BOVESPA, as well as to institute a program of American Depositary Receipts—ADRs of Contax Participações’ preferred shares with the NYSE.
      On August 17, 2005, TNL and Contax Participações disclosed in a note to shareholders that the title of the issued shares of Contax Participações was transferred to the holders of the issued shares of TNL, on August 26, 2005. Thus, TNL’s shares were then negotiated as “ex-restitution of the capital in shares of Contax Participações” as of August 29, 2005. The BOVESPA authorized the listing and negotiation of Contax Participações’ shares on May 20, 2005.
      TNL’s ADRs were negotiated at the NYSE “ex-restitution of the capital in ADRs of Contax Participações” as of August 30, 2005;. Contax Participações’ ADRs were delivered to the holders of TNL’s ADRs on September 06, 2005. As of August 31, 2005, Contax Participações’ shareholders were entitled to negotiate the ADRs that were credited to their names as a consequence of TNL’s capital reduction.

(b)	Other

➢	Pegasus Telecom S.A. (“Pegasus”), incorporated by Oi as mentioned before, engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission services, within Regions I, II and III.

Notes to the financial statements

➢	Companhia AIX de Participações (“AIX”) supplies the infrastructure of ducts for the installation of optic fiber cables along the highways in the State of São Paulo, providing these services to Telemar and Pegasus. AIX’s main objective is the participation in the Refibra Consortium, as leader. The Refibra Consortium was created to equalize the past due credits of the highway concessionaires and other creditors with Barramar S.A., a third party , which defaulted contracts signed as from 1998. Among the main creditors of Barramar S.A. were the shareholders of AIX—(Pegasus, Telesp and Alcatel) having the latter disposed of its participation to the other two shareholders in December 2003. Pegasus held a 18.1% participation in AIX, and increased its participation to 50% on December 16, 2003, and on December 31, 2003 transferred its participation to Telemar against book value;

➢	HiCorp Comunicações Corporativas S.A. (“HiCorp”), a wholly owned subsidiary of TNL, approved in an Extraordinary General Meeting held on October 15, 2004, the incorporation of TNL.Acesso, to simplify the corporate structure, and also altered the objective of the company to cover all internet activities, acting in the access provider market, services and electronic markets;

➢	TNL.Net Participações S.A.(“TNL.Net”), controlled directly by TNL, has as objective the participation in other commercial and civil companies, as partner, shareholder or quota holder, to explore by itself or other entities, activities related to the Internet in the country or abroad;

➢	Telemar Internet Ltda. (“Oi Internet”), a wholly owned Telemar subsidiary, has as objective providing internet access services and started its activities in January, 2005;

➢	Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a wholly owned subsidiary of TNL, since December 22, 2004, holds 37.66% of Telemar’s total capital, corresponding to 100% of the preferred shares previously owned by the Parent Company;

➢	TNL Trading S.A. (“TNL Trading”), a wholly owned subsidiary of TNL, which engages in the import and export of consumer goods to comply with covenants of loans signed in the past. Its operations are suspended since April 2005;

➢	TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly owned subsidiary of TNL, has as objective rendering telecommunications services in general. This company has not started operations yet;

➢	Coari Participações S.A. (“Coari”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad; In December 2003, Telemar acquired 100% of Coari shares. This company has not started operations yet; and

➢	Calais Participações S.A. (“Calais”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad; In December 2004, Telemar acquired 100% of Calais shares. This company has not started operations, yet.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
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

Notes to the financial statements

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
      The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the Parent Company, have been filed with the CVM in March 14, 2006. The financial statements presented herein do not include the Parent Company’s stand alone financial statements and are not intended to be used for statutory purposes.
      The consolidation process for the balance sheet and the statement of operations accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits.
      The statement of cash flows was prepared in accordance with SFAS 95 (See Note 3(r)), considering the main operations, which impacted the Company’s cash and cash equivalents and financial investments. This statement is divided into operating, investment and financial activities.
      The financial information by business segment has been prepared for the year 2005 (segments fixed-line and mobile) and for the year 2004 (segments fixed-line, mobile and contact center). Because each segment is basically a different entity, the balances and results are already segregated. The differences refer to international long-distance services with the use of the “Código de Seleção de Prestadora—CSP 31” (selection operator code), billed by Oi under its authorization, but provided through Telemar’s fixed-line network and, therefore, considered as services of the fixed-line segment.

(b)	Consolidation principles
      The consolidated financial statements include the financial statements of the direct subsidiaries Telemar, HiCorp, TNL.Net, Telemar Telecomunicações, TNL Trading, TNL PCS Participações, Contax Participações (until TNL’s capital reduction as mentioned in Note 1), of the indirect subsidiaries Oi, Pegasus (incorporated by Oi according to Note 1), Telemar Internet, TNL Contax (until the transfer of 100% of the shares held by TNL to Contax Participações as mentioned in Note 1), AIX, Coari and Calais (as of December 31, 2004). Additionally, the financial statements of AIX, entity under joint control with Telesp, were consolidated in proportion to Telemar’s 50% participation in its share capital. The main consolidation procedures are:

➢	Sum of the balances of the asset, liability, income and expense accounts, according to their nature;

➢	Elimination of the balances of the asset, liability and income and expense accounts, as well as income and expenses between the consolidated companies;

➢	Elimination of TNL’s interests in net shareholders’ equity of its subsidiaries; and

➢	Recognition of minority interests in shareholders’ equity and in net income.
      On January 1, 2005, the companies Contax Participações and TNL Contax were excluded from the consolidated financial statements. (see details in Note 1).

3	SIGNIFICANT ACCOUNTING POLICIES
      For the preparation of the financial statements it is necessary to use estimates to account for certain costs, assets, liabilities and other financial transactions. The Company’s financial statements include,

Notes to the financial statements

therefore, estimates referring to the useful lives of assets, provisions for contingent liabilities, determination of provisions for income tax and similar provisions. The real results may differ from the estimates. The most significant accounting policies used in the preparation of the financial statements are as follows:

(a)	Goodwill on downstream merger
      On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and CVM Instruction No. 31/84, 319/99 and 320/99 of the Comissão de Valores Mobiliários (“CVM”), the Brazilian equivalent of the Securities and Exchange Commission, Telemar Participações subscribed and paid in, through contribution of its investment and corresponding goodwill asset (the “Goodwill”) in TNL, 100% of the capital of a new entity, called “140 Participações S.A.”.
      The objective of the downstream merger, or “legal reorganization”, was to comply with CVM Instruction No. 319/99. The Goodwill represented by the excess amount paid over the book value on the acquisition of TNL’s shares by Telemar Participações was R$2,464.787. The downstream merger assured the realization of the pre-existing tax benefit related to the Goodwill. The downstream merger of 140 Participações S.A. was approved by TNL’s shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into TNL. In the downstream merger, Telemar Participações S.A. shareholders received shares of TNL in exchange for their shares in 140 Participações S.A.
      By effecting the downstream merger, the tax benefit of the amortization of the Goodwill was converted to a deferred asset (the “Deferred Charge”) considering that it is deductible for tax purposes.
      According to CVM Instruction No. 349/00, the Goodwill had to be reduced to the actual amount of the tax benefit by means of a provision. Accordingly, TNL recorded a provision, representing 66% of the total goodwill, reducing the total Deferred Charge to R$824,060, i.e., 34% (statutory tax rate in Brazil) of the Goodwill. The Deferred Charge is amortized over 60 months and recorded as other operating expenses. The provision is realized in 60 months and the realization is recorded as other operating income. As the amortization expense of the Deferred Charge is deductible for tax purposes, and the realization of the provision is not taxable, TNL added-back the tax-effect in Note 8, where it shows a reconciliation of the statutory tax rate to the effective tax rate.
      In accordance with Brazilian GAAP, TNL may issue shares (pro rata for both common and preferred shares) based on the different pricing criteria permitted by law to the contributing shareholder for the amount of the tax benefits recognized by TNL. However, the minority shareholders will be given the right to purchase (directly from the contributing shareholder) their pro rata share of this share capital increase at the same issue price, in order to prevent dilution.

(b)	Acquisition of Pegasus
      On December 27, 2002, the Company signed a purchase and sale contract for 68.83% of Pegasus’ shares, increasing its total participation to 93.27%. The price was established based on two economic-financial appraisals prepared by specialized international institutes. The Company acquired the remaining interest of 6.73% in February 2003, increasing its total participation to 100.00%. As a result of these acquisitions the Company recorded goodwill in the amount of R$420,481. The agreement provided for some conditions to adjust the purchase price, mainly related to adjustments due to unrecognized tax credits. As these credits were financially realized, the purchase price was adjusted accordingly.

(c)	Participation increase in AIX
      The Company has a 50% interest in AIX, which engages in the provision of duct infrastructure for the installation of fiber-optic cables alongside the main highways of the State of São Paulo. On

Notes to the financial statements

November 19, 2003, the AIX shareholders (Alcatel Telecomunicações S.A., Telecomunicações de São Paulo S.A.—Telesp, and Pegasus) approved the economic-financial appraisal of AIX prepared by an expert firm, including existing credits with Barramar S.A., the realization of which is contingent upon the future profitability of the Refibra Consortium. The profitability of this Consortium arises from the compliance with contracts for the use of ducts and networks of Telesp, Telemar and Pegasus. Based on this project, the Board of Directors of AIX, at a meeting held on November 20, 2003, decided to set up a provision for losses of R$157,400. On December 16, 2003, Alcatel sold its interest to Pegasus and Telesp, when Pegasus acquired 79.1% of those shares for R$1, recording a negative goodwill of R$53,955.
      Simultaneously, Pegasus and Telesp increased AIX’ capital shares by capitalizing credits held in this company, in the amounts of R$59,816 and R$105,752. With this acquisition and capitalization of credits, Pegasus increased its interest from 18.1% to 50%.
      On December 31, 2003, Pegasus sold to Telemar, its interest in AIX for book value.
      In December 2004, the Board of Directors of AIX approved a further technical study on the potential of realization of the assets, prepared by third parties, and the provision for losses previously mentioned was increased by R$53,972. As a result, the negative goodwill was adjusted by R$17,358, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment.
      The components of assets and liabilities, as well as revenues and expenses of AIX, were aggregated to the consolidated financial statements in proportion to Telemar’s participation in this company’s share capital.

Notes to the financial statements

      The amounts of the main groups on AIX’ balance sheets at December 31, 2005 and 2004 and the respective income statements for the years ended on those dates, already considering Telemar’s proportional participation of 50%, are presented below:
Balance Sheets

	2005	2004

ASSETS
Current assets
Cash and cash equivalents	4,043	1,021
Accounts receivable	1,961	1,764
Other assets	969	447

	6,973	3,232

Long-term receivables
Credits receivable	71,041	76,503
Judicial deposits	366	356

	71,407	76,859

Permanent assets
Property, plant and equipment	20,626	21,437
Deferred charges	12,960	15,219

	33,586	36,656

Total assets	111,966	116,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Suppliers	7,260	5,187
Payable and deferred taxes	5,111	2,851
Other liabilities	288	1,537

	12,659	9,575

Long-term liabilities
Loans and financing	29,370	29,297
Other liabilities	2,398	2,019

	31,768	31,316

Deferred income	1,897	4,174

Shareholders’ equity
Capital	230,464	230,464
Accumulated losses	(164,822)	(158,782)

	65,642	71,682

Total liabilities and shareholders’ equity	111,966	116,747

Notes to the financial statements

Income statements

	2005	2004

Gross operating revenues	25,558	22,127
Deductions	(3,043)	(2,534)

Net operating revenue	22,515	19,593
Cost of services rendered	(9,317)	(11,887)

Gross Profit	13,198	7,706
Operating expenses
Selling	(4)	(22)
General and administrative	(3,009)	(2,879)
Other operating expenses, net	(2,265)	(1,354)

	(5,278)	(4,255)

Operating profit before financial results	7,920	3,451
Financial results	(7,538)	(9,003)
Operating income (loss)	382	(5,552)
Non operating expenses, net	(5,474)	(53,978)
Loss before income tax and social contribution	(5,092)	(59,530)
Income tax and social contribution	(949)	(172)

Loss for year	(6,041)	(59,702)

(d)	Financial Investments
      Financial investments are recorded at cost plus accrued earnings, on a pro rata basis, up to the balance sheet date.

(e)	Accounts receivable
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
      Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.
      Accounts receivable related to the sale of mobile handsets and accessories are accounted for upon the transfer of title at the realizable value.

Notes to the financial statements

(f)	Provision for doubtful accounts
      This provision is recorded in order to recognize probable losses in relation to accounts receivable, considering the measures which are taken to restrict services provided to clients with bills due and to collect those bills, starting when they are overdue for more than 60 days, increasing progressively, as follows:

		% loss
Overdue bills	Restriction of services / collecting process	provided for

Up to 60 days	Restriction to make calls	Zero
Between 61 and 90 days	Restriction to make and receive calls	40
Between 91 and 120 days	Disconnection after a 15-day warning	60
Between 121 and 150 days	Collection	80
Over 151 days	Collection	100
      The calculation base for the provision includes amounts due by government entities, corporate clients and other telecommunication service providers, as well as the amounts arising from agreements with delinquent customers to settle their debts in installments. With respect to installment agreements, the amounts to be billed are determined according to the customer delinquency history. Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.

(g)	Inventories
      Inventories of maintenance materials are stated at average purchase cost, adjusted to replacement cost or realizable value when applicable. Inventories of materials for network expansion are stated at average acquisition cost and recorded as “Inventories for expansion” under Property, plant and equipment. Inventories of materials for resale are stated at average acquisition cost, adjusted to replacement cost or realizable value when applicable. Losses due to the difference between the cost of Oi handsets and sale prices are accounted for upon actual sale for prepaid, as these losses are considered client acquisition costs. The accounting criteria of these losses with postpaid mobile handsets are described in prepaid expenses.

(h)	Prepaid expenses
      Subsidies for postpaid mobile handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs and amortized over a 12- month period since the customer agreement provides for reimbursement in the event of cancellation or migration to the prepaid system before completion of this period. Besides this, the mobile handsets do not have an economic value or other utilization, except to enable that the services of the contracted Oi plans be provided. The subsidy of prepaid clients is not deferred, because these plans do not have an early cancellation fee.
      The amount of the activation fees paid by Oi to “Fundo de Fiscalização das Telecomunicações — Fistel” (telecommunication inspection fund) upon enabling new users activation was also recorded as prepaid expenses and taken to income over the average churn (retention) period. Since these fees are necessary to install the mobile terminals to be used by the Company’s clients, the Company considers them as subscriber acquisition costs.
      Financial expenses paid in advance upon signing new loans and financing contracts are amortized in accordance with the term of the related contracts. Besides this, the premiums paid upon signing insurance policies are also treated as prepaid expenses and also amortized in accordance with the term of the related contracts.
      Premiums on foreign exchange options, and prepaid commissions and fees related to the withdrawals of loans are amortized in accordance with the term of the related contracts.

Notes to the financial statements

(i)	Investments
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

(j)	Property, plant and equipment
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
      Depreciation is calculated using the straight-line method considering the expected useful lives of the assets, based on the utilization, technical obsolescence and expert appraisals (Note 17 for depreciation rates and description of useful lives).
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

Notes to the financial statements

(k)	Loans and financing
      The loans and financing are restated according to monetary or exchange variation plus accrued interest up to the balance sheet date. Results from swap operations are determined and recorded on a monthly basis, regardless of the respective terms of settlement.

(l)	Payroll and related accruals
      Vacation benefits payable to employees are accrued in proportion to the period vested.
      Subsidiaries Telemar, Oi and TNL Contax have a profit sharing program. This program is granted to all employees who have been with the Company for at least 8 months (see details in Note 29).

(m)	Provisions for contingencies
      Provisions for contingencies are recorded if contingent risks are considered as “probable losses” by the Company’s management and internal and external legal advisors. The amounts are recorded based on the estimates of the costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in Note 25.

(n)	Employee benefits
      The Company sponsors pension plans for its employees. Those plans (PBS-A, PBS-Telemar and TelemarPrev) were administered by Fundação Sistel de Seguridade Social— “Sistel” (Sistel Foundation for Social Security) up to January 12, 2005, when PBS-Telemar and TelemarPrev plans’ management was transferred to a new private social security fund management named Fundação Atlântico de Seguridade Social. Costs are recorded in the financial statements according to CVM Deliberation N° 371/00, specifically, in the case of the defined benefit plans (PBS-A and PBS-Telemar), during the working period of the participating employees and, in the case of the defined contribution plan, according to the monthly contributions based on actuarial calculations approved by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans). This pronouncement was adopted by the Company as from the year ended December 31, 2001.
      Although, the plans’ assets exceed the actuarial liabilities at December 31, 2004 and 2003, the excess will not be recognized, as the reimbursement is not determined in the plans’ by-laws.
      Vacation benefits payable to employees are accrued in proportion to the period vested.
      The Company has a profit sharing program, granted to all employees who have been with the Company for at least eight months (see details in Note 29(b)).

(o)	Gross operating revenues
      Operating revenues are recognized at the time the services are rendered or the ownership of the goods is transferred. Services provided between the last billing date (“cycle”) and the end of each month (“rendered but not yet billed”) are measured based on the performance of the previous month and recognized in the month of accrual.
      Operating revenues include network rental to other companies or providers, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of the calls and the distance involved) network services, interconnection, maintenance fees and other value-added services. They also include telephone installation fees and prepaid calling cards. Management believes that the installation fees should not be deferred since the margins are very low. Revenues from prepaid calling cards, used for public telephones, are recognized when the cards are sold and the related

Notes to the financial statements

costs are recognized when incurred. Due to the turnover of these cards, their impact on the financial statements would not be material. Revenues from calls made by mobile prepaid handsets are recognized upon effective utilization of the credits.
      Revenues from the use of Telemar’s and OI’s networks by other providers are recorded based on a “Documento de Tráfego— DETRAF” (document for declaration of traffic and provision of services” issued by a third party. Besides this, Anatel’s rules on measuring revenues are followed.

(p)	Interest income and expenses
      These refer basically to interest and monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis.
      Pursuant to the law, interest on own-capital to be applied to minimum and statutory dividends were accounted for as “Financial expenses” and “Financial income”, and reversed to “Retained earnings” at Telemar and “Investments” at TNL, as they are in essence distribution of income. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the financial income and expenses accounts together with the original accounts.

(q)	Income tax and social contribution
      Provisions for deferred and payable income tax and social contribution on temporary differences are recorded at the combined base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes”. Tax credits arising from tax loss carryforwards are recognized as tax assets when future taxable income, discounted to present value, are sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM Resolution N° 273 and CVM Instruction N° 371 (See Note 14).

(r)	Statement of cash flows
      Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information, is optional.
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

(s)	Use of estimates
      The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

Notes to the financial statements

(t)	Cash and cash equivalents
      Cash and cash equivalents are considered to be all highly liquid investments with an original maturity of three months or less at date of acquisition.

(u)	Foreign currency transactions
      Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.

(v)	Intangible assets
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

(w)	Deferred charges
      Under Brazilian GAAP, pre-operational costs are deferred until de start-up of the operations, at which time these costs are amortized on a straight-line basis over a minimum period of 5 year, based on economic feasibility studies.

(x)	Derivatives
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

(y)	Dividends and interest on own-capital
      Dividends and interest on own-capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Shareholders’ Meeting.

(z)	Advertising and marketing costs
      Advertising and marketing costs are expensed as incurred.
(aa) Earnings per share
      Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

Notes to the financial statements

4	GROSS OPERATING REVENUES

	2005	2004	2003

Fixed-line telephone services
Local services:
Monthly subscription fees	6,644,723	5,966,437	5,308,979
Pulses (metered service)	2,690,745	2,673,524	2,948,226
Fixed-to-mobile calls VC1	2,662,498	2,763,058	2,598,065
Collect calls	82,078	102,464	128,118
Installation fees	39,579	58,511	80,589
Other revenues	20,712	17,676	10,555

	12,140,335	11,581,670	11,074,532
Long-distance services
Intra-sectorial	1,886,476	1,644,606	1,402,274
Intersectorial	597,740	615,501	569,251
Interregional	652,745	610,872	300,920
International	81,201	106,986	80,890
Fixed-line to mobile calls VC2 and VC3	576,969	683,304	610,275

	3,795,131	3,661,269	2,963,610
Other fixed-line services
Prepaid calling cards for public telephone	1,111,055	1,017,198	808,440
Advanced voice (basically 0500/0800)	239,906	218,908	241,514
Additional services	547,001	492,235	422,816

	1,897,962	1,728,341	1,472,770
Mobile telephone services
Monthly subscription fees	461,290	333,317	191,068
Originating calls	957,039	592,350	287,695
Sale of mobile handsets and accessories	767,319	747,834	598,421
National roaming	45,907	29,265	11,366
International roaming	74,966	77,482	52,358
Additional services	181,219	110,626	42,753

	2,487,740	1,890,874	1,183,661
Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	789,950	913,908	1,042,002
Mobile to fixed-line network use	245,488	258,819	234,322

	1,035,438	1,172,727	1,276,324
Remuneration for the use of the mobile network
Fixed-line to mobile network use	191,720	120,858	61,984
Mobile to mobile network use	74,314	100,296	108,381

	266,034	221,154	170,365

Notes to the financial statements

	2005	2004	2003

Data transmission services
ADSL (“Velox”)	669,549	385,276	128,071
Transmission (“EILD”)	401,110	338,127	291,491
Dedicated line service— SLD	283,308	324,875	345,344
IP Services	261,807	233,876	206,971
Switching packs and frame relay	249,224	204,270	134,159
Other services	196,017	121,183	77,941

	2,061,015	1,607,607	1,183,977
Contact center		255,923	93,806
Other services	2,804	5,012	7,890

Gross operating revenue	23,686,459	22,124,577	19,426,935
Value added and other indirect taxes	(6,613,965)	(6,060,820)	(5,241,555)
Discounts and returns	(325,100)	(222,047)	(182,576)

Net operating revenue	16,747,394	15,841,710	14,002,804

Description of Services

(a)	Fixed-line services

(i)	Local
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
      These refer to calls made by fixed-line telephone customers to mobile telephone customers. These services also include collect calls from mobile customers to fixed-line customers.

(iii)	Long-distance
      Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another one are referred to as “intra-regional”. Intra-regional services include intra-sectorial and intersectorial calls (between two different sectors, even within the same State).

Notes to the financial statements

➢	Intra-sectorial and intersectorial long-distance services
      Until July 1999, Embratel was the only provider of interstate long-distance services. On that date Anatel increased competition between providers of fixed-line long-distance calls to require the client to choose provider for every long-distance call by dialing the “Código de Seleção de Prestadora— CSP” (Provider Selection Code) before the telephone number. In July 1999, together with the implementation of the numbering plan, Embratel started to provide the interstate long-distance service throughout the country, including the States of Region I, and Telemar started to provide interstate long-distance services between the States in Region I.

➢	Interregional long-distance services
      The interregional long-distance service corresponds to calls originated and completed between Regions of different concessions. After achieving some of the universal service targets in the second quarter of 2002, Telemar started to provide interregional long-distance services in Region I in July 2002, and services originating in the Regions II and III in February 2003. Therefore Telemar signed interconnection contracts with the other two providers of local fixed-line telecommunications, to interconnect their networks, directly.
      Besides this, since July 2002 Telemar provides international long-distance services originating in Region I, under the license acquired by Oi, although the fixed-line customers access such services using the CSP 31 code. To this end, the Company entered into a number of international agreements in order to interconnect its network to the networks of the main telecommunication providers abroad.

(iv)	Prepaid calling cards for public telephones
      Telemar has and operates public telephones throughout Region I. At December 31, 2005, Telemar had approximately 615,920 public telephones in service (2004— 663,180), all of them to be used with prepaid cards (unaudited numbers).

(v)	Advanced voice
      This refers to the 0300, 0500 and 0800 services, whereby business activities are offered through a telephone number. Subscribers or companies offering such businesses are charged according to previously agreed-upon tariffs.

(vi)	Additional services
      Refer to other services rendered, such as line change and rearrangement, 102 (directory queries), call restrictions, follow me, answering machine, calls on hold, among others.

(b)	Mobile telephone services
      Revenues from mobile telecommunication services include: (I) utilization rates for calls made and value added services, such as internet access, data transmission, short messages (SMS), transfer of calls, calls on hold and call-restrictions; (ii) monthly subscription; (iii) roaming; and (iv) sale of mobile handsets and accessories. The postpaid services include answering machine, caller ID, conference call, follow-me, calls on hold and special services according to the type of handset, such as WAP and GPRS. The services offer reduced tariffs during certain hours of the day.
      WAP is a service and contents channel available to the clients. Some of its features are: sending and receiving e-mails, forming contact groups, on-line banking and ticket sales, among others. WAP can also be used in the internet to organize personal activities or start contact groups.

Notes to the financial statements

      Depending on the type of handset, clients have access to the GPRS service, available in the main municipalities in Region I. This service allows internet access via mobile telephones, laptops or palmtops, making it possible for the client to access the internet and attending telephone calls at the same time.
      Postpaid service customers pay a monthly subscription fee and services are billed on a monthly basis, while prepaid service customers buy cards, which prices vary according to the number of minutes to be utilized. These cards are valid for a predetermined period after installation.
      In Brazil, fixed-line services are offered under the “caller pays” system, whereby subscribers only pay for the calls they make, in addition to roaming rates.
      Tariffs vary according to the service plan and call origin, destination and duration. The minimum billing unit is 30 seconds, even when the call lasts less than 30 seconds. After the first 30 seconds, customers are billed for every additional 6 seconds.
      Oi also earns revenues from roaming agreements with other national and international mobile telecommunication providers.
      The break-down of Oi’s revenues is as follows:

(i)	Monthly’s subscription fees and originating calls
      This comprises service tariffs base don the number and duration of local and national long-distance calls, as well as revenues from subscriptions to postpaid plans.

(ii)	Sale of mobile handsets and accessories
      This refers to the sale of mobile handsets, sim-cards and accessories.

(iii)	National and international roaming
      Revenues from roaming agreements with other providers of national and international mobile telecommunication services. If a subscriber of another mobile telecommunication provider originates a call in Region I, that other provider pays a contractual rate as agreed upon with Oi, and vice versa. When the Oi subscriber makes these calls, the rate is charged to the subscriber.

(iv)	Additional services
      These comprise mainly infrastructure sharing and other value-added services, such as sending text messages.

(v)	Data transmission services
      Refer substantially to the data transmission services (EILD), especially to data transmission in Regions I, II and III.

(c)	Remuneration for the use of the fixed-line network
      Telemar has interconnection and voice traffic agreements with providers of fixed-line, mobile , mobile personal and special mobile telecommunication services. Telecommunications providers must provide interconnection services without discrimination. Although subject to some regulation requirements, the terms of the interconnection agreements are freely negotiated between the parties, but reviewed and ratified by Anatel. If the parties cannot reach an agreement, Anatel, at the request of one of them, determines the terms of the agreement, using arbitrage. If Anatel does not approve any of the agreement provisions, it can request alterations as a condition for ratification.

Notes to the financial statements

      The use of Telemar’s network is closely related to competition in the long-distance market. Telemar’s main clients for these services are long-distance providers, which utilize the network to offer this type of service, paying different tariffs for it depending on the type of network utilized, whether local or long-distance. Whenever Telemar gains market share from its long-distance competitors, Telemar’s revenues from long-distance service increase, while network usage revenues decrease, but the net result is positive, due to the difference in rates between the two types of service.
      Although Telemar has two concessions and separate accounting records (local and long-distance), the parent company’s financial statements are for one legal entity, and there is no disclosure of the transactions between the two concessions, as for example the amounts referring to “Tarifa para Uso da Rede Local—TU-RL” (Tariff for the use of the local network) which would be charged by the local concession to the long-distance concession. The revenues and expenses between Telemar and Oi are also eliminated upon consolidation.

(d)	Remuneration for the use of the mobile network
      Oi’s mobile-telephone network is directly interconnected to the national and international long-distance fixed-line networks of all companies operating in Region I and all providers of mobile telecommunications of bands A, B and E in Region I, and band D in Regions II and III, therefore offering customers automatic access to roaming services when traveling in areas in Brazil were mobile telephone services are available, utilizing GSM (Global System Mobile) technology. Most revenues from the growth in the prepaid service subscriber’s base correspond to interconnection rates charged when clients of other fixed-line or mobile telephone providers utilize the network to complete a call to Oi’s clients in Region I.
      With the migration of the main part of the mobile telephone providers to the “Serviço Móvel Pessoal—SMP” (personal mobile service), in July 2003, which allows the clients to select the CSP of a long-distance provider, a change in the remuneration system for the mobile network occurred. Under this new methodology, the compensation criteria between the mobile telephone providers became effective, that is, if the traffic between the two providers is between 45% and 55% of total traffic, reducing on one hand, revenues of services, and on the other hand, interconnection costs.

(e)	Data transmission services
      Telemar provides to its corporate clients several personalized high-speed data transmission services. The data transmission services include the interconnection between local area networks with data transmission speeds of 34Mbps and 155 Mbps, video-conference, video/image transmission, multi-media applications and dedicated and dial-up internet access through internet providers, as well as private network services which enable its clients to choose networks like intranet and extranet. Telemar also provides dedicated line services, leasing these lines to other operators, internet providers and corporate clients. Other telephone operators, especially mobile, lease from Telemar trunk lines to use in their independent networks (EILD).
      Data transmission services are rendered utilizing Telemar’s regional data transmission network and multiple service network platform and Pegasus’ national radio and optic fiber network (incorporated by Oi according to Note 1).
      Telemar renders broadband internet access services using ISDN and ADSL technology in the main cities of Region I. ISDN lines for residential customers are offered as from January 2000, and ADSL subscriptions for small and mid-size companies as from April 2001. Over the past few years, Telemar has given special emphasis to the sale of the ADSL service, named “Velox”, to enable internet access in the residential segment. The ADSL technology enables high-speed transmission of data and voice via only one

Notes to the financial statements

pair of copper lines on the access network. As the voice transmission over telephone lines utilizes only one of many possible band frequencies, the remaining bands can be used for data transmission.
      An ADSL modem is installed on the customer’s conventional line, which is connected to a DSLAM (“Digital Subscriber Line Access Multiplexer”) at the telephone station. Customers can simultaneously use the telephone line and the internet and pay a subscription fee for the use of the modem, as well as a fixed monthly subscription fee, irrespective of the length of their connections to the internet.
      Data transmission tariffs are set exclusively as a function of competition and are not regulated by Anatel.

(f)	Rate and tariff adjustments (indexes unaudited)
      Telecommunication service rates are subject to comprehensive regulations. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a basket of local, long-distance services. The interconnection tariffs are also adjusted annually.
      On July 12, 2004, fixed-line telecommunications companies reached an agreement with the Ministry of Communications in order to charge the 2003 adjustment difference in two installments. Under this agreement, the service basket will be adjusted by 4.37% in September and 4.19% in November 2004.
      On June 30, 2005, pursuant to Acts no. 51.300/301, Anatel ratified the following rate adjustments:
Installation fee: 7.27%
Subscription: 7.27%
Local pulse: 7.27%
Prepaid calling card credits: 7.37%
Long-distance basket: 2.33%
TU-RL: -13.32%
TU-RIU: 2.94%
      These readjustments became effective as of July 1, 2005. Until the present date there is no decision whatsoever suspending or canceling these new readjustments.

	Average tariffs in reais
	(with taxes)

	Current	Previous

Local Service
Installation fee	33.80	31.51
Residential subscription	39.87	37.17
Non-residential subscription	65.80	61.34
PBX subscription	56.13	52.33
Local pulse (average)	0.15240	0.14210
Prepaid calling card credits	0.11650	0.10850
Long-distance (Km)(*)
0–50	0.37575	0.37586
50–100	0.49313	0.49461
100–300	0.53463	0.50825
+ 300	0.58872	0.56369

Notes to the financial statements

(*)	Weighted average tariffs for traffic of minutes of long distance calls.
      The estimated average amounts for the tariffs of the fixed-line to mobile services (VC1, VC2 and VC3), including tax, are:

➢	VC1 = R$0.7163

➢	VC2 = R$1.3408

➢	VC3 = R$1.5256
      The value of VC1, presented above, corresponds to the restatement (7.99%) authorized by Anatel on July 15, 2005. The value of the VC2 and VC3 tariffs for SMP were not restated in 2005.
      The main service tariffs of Oi’s most popular plan (Oi 40) are:

Amounts in reais
(with taxes)

Subscription fee (with a 40 minute free franchise)	R$36.34 fixed per month
Mobile-to-fixed and mobile-to-mobile (postpaid)	R$0.79 per minute
Mobile-to-fixed and mobile-to-mobile (prepaid)	R$1.02 per minute
Call addition— calls to different city codes	R$1.03 per call
      On August 1, 2005, the federal alternate judge of the 2nd Court in Brasília, granted the requested injunction to determine Anatel to change its policy of stop charging the monthly basic subscription fee for the Switched Fixed Telephone Service, and to inform all telephone concessionaires in Brazil to act the same way, under the penalty of a daily fine in the amount of R$100 for each part that does not comply with this order.
      On August 4, 2005, the alternate judge of the 2nd Court in Brasília, granted a decision relating to the reconsideration request filed by “Agência Nacional de Telecomunicações— Anatel”, canceling the injunction, which prevented the charging of the basic monthly subscription fee for fixed lines. That decision re-established the terms of the concession agreements.

Notes to the financial statements

5	COSTS OF SERVICES AND OPERATING EXPENSES— BY NATURE

	2005

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,929,692	56,542	227,578	3,213,812
Interconnection(ii)	2,393,539			2,393,539
Network maintenance(iiii)	1,046,217			1,046,217
Cost of handsets and accessories(iv)	835,468			835,468
Rental and insurance(v)	519,152	4,266	88,824	612,242
Personnel(vi)	202,064	176,886	215,493	594,443
Sales commissions(vii)		577,801	2,020	579,821
Provision for doubtful accounts		505,728		505,728
Other third party services	75,337	165,235	193,901	434,473
Call center operation (Note 1)		388,203		388,203
Postage and billing costs		371,680		371,680
Advertising(viii)		291,808		291,808
Electricity	249,063	8,302	19,372	276,737
Materials(ix)	187,134	33,147	8,250	228,531
Consultancy and legal counseling	6,775	14,745	167,197	188,717
Costs of materials for resale	121,958			121,958
Data processing	8,959	1,986	143,996	154,941
Third party print and clearing services		62,391		62,391
Other costs and expenses(x)	220,479	21,505	17,488	259,472

Total	8,795,837	2,680,225	1,084,119	12,560,181

Notes to the financial statements

	2004

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,974,415	61,821	197,436	3,233,672
Interconnection(ii)	2,516,535			2,516,535
Network maintenance(iii)	879,888			879,888
Cost of handsets and accessories(iv)	932,153			932,153
Rental and insurance(v)	450,988	5,058	88,099	544,145
Personnel(vi)	679,258	199,070	220,344	1,098,672
Sales commissions(vii)		367,611		367,611
Provision for doubtful accounts		564,302		564,302
Other third party services	84,585	130,936	142,243	357,764
Postage and billing costs		267,485		267,485
Advertising(viii)		251,846		251,846
Electricity	174,952	5,832	13,607	194,391
Materials(ix)	154,925	32,530	9,369	196,824
Consultancy and legal counseling	13,557	17,442	148,943	179,942
Costs of materials for resale	92,576			92,576
Data processing	12,862	3,044	117,168	133,074
Third party print and clearing services		47,092		47,092
Other costs and expenses(x)	159,753	28,188	12,511	200,452

Total	9,126,447	1,982,257	949,720	12,058,424

	2003

	Cost of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	3,197,976	62,241	186,016	3,446,233
Interconnection (ii)	2,531,073			2,531,073
Network maintenance(iii)	789,422			789,422
Cost of handsets and accessories(iv)	740,918			740,918
Rental and insurance(v)	399,215	7,305	52,959	459,479
Personnel(vi)	512,073	204,544	198,153	914,770
Sales commissions(vii)		235,035		235,035
Provision for doubtful accounts		597,598		597,598
Other third party services	74,292	108,452	105,413	288,157
Postage and billing costs		225,938		225,938
Advertising(viii)		200,227		200,227
Electricity	139,323	4,933	10,855	155,111
Materials(ix)	96,776	17,554	5,621	119,951
Consultancy and legal counseling	6,958	19,423	174,673	201,054
Cost of materials for resale	76,782			76,782
Data processing	11,112	3,702	80,649	95,463
Third party print and clearing services		36,264		36,264
Management fee			25,430	25,430
Other costs and expenses(x)	108,622	15,401	15,543	139,566

Total	8,684,542	1,738,617	855,312	11,278,471

Notes to the financial statements

      As commented in Note 1, Contax Participações’ share control was transferred from TNL to Telemar Participações in December 2004. As a consequence, Contax Participações results for the year 2005 are not consolidated.

(i)	Depreciation costs of transmission and switching equipment slightly decreased as a result of an increase in the amount of fully depreciated Telemar equipment, partially offset by the depreciation of the new investments made in fixed assets.

(ii)	Interconnection costs refer essentially to rates charged by the other mobile telephone providers for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3). The decrease in expenses which occurred in 2005 is mainly justified by the amount of R$96,937 (R$71,495 in Telemar and R$25,442 in Oi,), which is related to the negotiations with other long distance service providers (VU-M expense) for the termination of claims. Additionally, costs incurred using the fixed-line networks of other operators, were impacted by a 13% decrease in TU-RL, due to the use of the productivity indexes as indicated in the concession agreements.

(iii)	Network maintenance costs are substantially expenses arising from contracting network maintenance services, without increasing the useful life. The increase in expenses is a consequence of the expansion of the installations of Velox, expansion of the subscriber base of Oi’s mobile telephone network, as well as higher expenses with the external network, caused by changes in profiles of contracted companies, as far as renegotiations are realized.

(iv)	Refers to the cost of selling mobile handsets, simcards and Oi accessories.

(v)	Costs relating to rental and insurance include basically the amounts which are being paid for the rental of circuits, mobile platforms, posts of electricity companies, satellites, rights of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

Telemar has a network rental agreement with Oi to provide switched fixed-line telephone services through Wireless Local Loop—WLL technology, which expenses in 2005 totaled R$81,253 (2004—R$84,356).

In August 2005, Telemar and Oi signed an agreement for the reimbursement of costs related to the cession of network for the foment of long distance fixed-line telecommunications, outside of Region I. The reimbursement in the amount of R$84,979, refers to discounts granted by Oi for inter-regional and international calls, made by Telemar’s corporate customers in Regions II and III.

(vi)	The reduction in personnel costs is directly related to the fact that the results of the same nature relating to Contax Participações (2004— R$486,925) are not included in 2005 due to the spin-off, as explained before.

(vii)	Refer to HiCorp’s expenses with Internet access providers, besides sales commissions paid by Telemar and Oi to TNL Contax, among other sales agents and dealers. The increase in the period is related to the fact that the balances of the transactions with TNL Contax are no longer being eliminated upon consolidation, as commented before.

(viii)	The increase in expenses is related to commercial campaigns implemented by Telemar, specifically with respect to the product “Velox”, and the introduction of Oi Internet. Additionally, Oi has been strongly advertising its brand name, sponsoring and merchandising several sports and fashion events, and television programs, nationwide.

(ix)	Materials costs refer substantially to materials used in network maintenance, not increasing the useful life of the assets, besides fuel and lubricant expenses.

(x)	This relates primarily to the Fistel fee on the installation of lines and on network equipment maintenance, indemnities, donations and fines.

Notes to the financial statements

6	OTHER OPERATING EXPENSES, NET

	2005	2004	2003

Provisions for contingencies(i)	(574,256)	(613,541)	(150,340)
Taxes(ii)	(344,851)	(339,786)	(301,957)
Fines on late-payments (Note 11)	173,987	164,868	140,205
Rental of infrastructure(iii)	163,092	108,551	94,471
Recovered expenses(iv)	97,553	251,866	295,238
Amortization of goodwill on acquisitions (Note 18)	(76,269)	(75,062)	(75,062)
Amortization of deferred charges (Note 19)	(67,489)	(68,181)	(68,226)
Equity accounting adjustment(v)	53,964	119,046	74,606
Employees’ profit sharing (Note 29(b))	(50,682)	(110,885)	(118,389)
Technical and administrative services	41,720	58,737	56,665
Fines	(35,908)	(30,714)	(66,304)
Bonuses/rebates obtained(vi)	30,751	42,110	96,536
Amortization of negative goodwill on acquisition of AIX	6,451	28,149
Amortization of downstream merger goodwill (CVM 349)(vii)		(451,878)	(492,958)
Reversal of provision for downstream merger goodwill (CVM 349)(vii)		298,239	325,353
Agreement with Embratel(viii)		54,848
Other, net	(136,999)	(71,724)	(41,727)

	(718,936)	(635,357)	(231,889)

(i)	The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending labor and civil claims, in particular those related to severance payments, as well as to the significant increase in the number of labor claims (see (ii) and Note 22 for details).

Additionally, ANATEL issued assessment notices to the Company for non-compliance with customer service targets. In 2004, such assessments amounted to R$77,217 (2004—R$69,574). TMAR’s management has taken actions to reopen certain customer service locations in order to avoid new assessments of this type and has also entered into a customer service agreement with the national post office.

(ii)	In the year ended December 31, 2005, subsidiaries Telemar, Oi and Pegasus (incorporated by “Oi”, see Note 1) recorded R$217,382 (2004—R$191,486) referring to the “Fundo de Universalização de Serviços de Telecomunicações—(fund for universal telecommunication services) and the “Fundo Tecnológico das Telecomunicações Brasileiras—Funttel” (fund for the development of brazilian telecommunications technologies).

As for the Fust, since December 2003 until December 2005, in virtue of the publication of Anatel’s Decision, these contributions corresponded to 1.5% of gross operating revenues from telecommunication services, excluding revenues of EILD and interconnection, ICMS, PIS, COFINS and obtained discounts. As of January 2006, according to the issue of Anatel’s docket No. 1 (afterwards converted to docket No. 7), the calculation basis for determining the Fust changed, no longer excluding revenues relating to EILD and interconnection from it.

Since January 2006, Telemar has been depositing the Fust contribution in court under writ of mandamus no. 2006.34.00.000369-4 of the 7th Federal Court of the legal section of the Federal District according to Anatel’s docket, published on December 19, 2005. That norm established the levy of the referred contribution on amounts received as interconnection and network remuneration and prevents the deduction of these costs from the calculation basis of said contribution. The filed Writ of Mandamus discusses the constitutionality of the contribution, Anatel’s docket and its

Notes to the financial statements

retroactive application. The injunction has not yet been granted because Anatel’s information is still pending.

Because the Ministry of Telecommunications has not yet formalized the procedures for determining and paying the Funttel contribution, Telemar and Oi have been provisioning the difference between the amounts payable to Funttel, determined according to the criteria in force before December 2003 and the new calculation method applicable as of that date, in virtue of the publication of Anatel’s decision for the Fust, as mentioned above. According to management, Funttel should be determined and paid, based on the same criteria as for the Fust, considering the nature and similarity of both contributions.

Additionally, for consolidated results presentation purposes, there is a reclassification to this line item of the value of the taxes ISS, PIS and COFINS on intragroup revenues which were eliminated upon consolidation, totaling R$58,124 in 2005 (2004— R$81,010).

Additionally, in 2004, Anatel issued assessment notices to the company for non-compliance with customer service targets, in the amount of R$69,574. In 2005, R$77,217 were recorded as an estimate of Anatel’s fines for not meeting the indicators of the General Quality Targets Plan for the period of January 2000 to October 2005.

(iii)	This refers to rental charged to wireless telecommunications suppliers for the use of Telemar and Oi buildings and infrastructure and the installation of radio base stations “Estação de Rádio Base—ERB’s”. The growth in other operating revenues is related to the expansion in the wireless network in Region I.

(iv)	Recovered expenses refer substantially to the recovery of ICMS, PIS and COFINS credits unduly paid in previous years, in the amount of R$20,364 (2004—R$65,343), as well as renegotiation of debts with suppliers in the amount of R$13,334 (2004—R$18,732).

In 2004 R$76,140 were recovered, referring to the reversal of the provision for ICMS-Agreement 69/98, charged to inactive and delinquent customers, as disclosed in Note 22.

(v)	Refers to equity method accounting adjustments mainly due to fiscal incentives and prescribed dividends.

(vi)	Refers to bonuses and rebates obtained from suppliers of Oi handsets in accordance with the terms of the agreements as a result of compliance with handset purchase volume conditions.

(vii)	Refers to the amortization of the goodwill on the downstream merger described in Note 3(a). The tax benefit of the amortization is passed on to Telemar Participações via issue of shares in the following year. It also includes the realization of the provision for goodwill reduction to the amount of the tax benefits to be earned. The tax benefits arising from this operation were fully realized until December 31, 2004.

(viii)	As discussed in Note 11, on November 30, 2004 an agreement was reached with Embratel extinguishing all administrative and legal proceedings between the parties. As a result, R$54,848 were recognized relating to favorable outcome in several claims.

Notes to the financial statements

7	INTEREST INCOME (EXPENSES)

	2005	2004	2003

Interest income
Interest on marketable securities(i)	542,671	497,031	351,795
Interest on receipts of overdue bills (Note 11)	167,324	142,418	104,622
Financial discounts obtained(ii)	151,736	51,907	28,329
Interest and monetary variations on other assets substantially recoverable taxes	38,094	58,569	121,354
Other	8,424	25,882	169

	908,249	775,807	606,269

Interest expenses
Derivative results(iii)	(1,593,751)	(1,100,571)	(2,417,377)
Interest on loans payable to third parties	(536,859)	(608,271)	(633,193)
Monetary/exchange variations on loans payable to third parties(iii)	836,057	453,046	1,427,678
Monetary restatement of provisions for contingencies	(259,848)	(296,368)	(277,536)
Withholding tax on financial operations and bank charges, including CPMF (iv)	(326,106)	(252,331)	(243,366)
Interest on own-capital(v)	(395,395)	(242,814)	(629,259)
Reversal of interest on own-capital(v)	395,395	242,814	629,259
Interest on debentures (Note 26)	(228,575)	(188,582)	(277,419)
PIS, COFINS and IOF on financial income	(111,461)	(130,002)	(133,231)
Interest on refinanced taxes—REFIS (Note 24)	(93,051)	(82,809)	(111,876)
Monetary restatement of interest on own-capital/dividends proposed		(24,023)	(8,223)
Amortization of option premiums			(3,290)
Interest and monetary variations on other liabilities	(54,568)	(46,547)	(3,783)
Other	(117,824)	(140,615)	(102,960)

	(2,524,302)	(2,417,073)	(2,784,576)

Total	(1,616,053)	(1,641,266)	(2,178,307)

(i)	Financial income basically represents interest on financial investments, primarily investments in “Certificados de Depósitos Bancários—CDB”, repurchase operations and investment funds in local currency (Note 10).

(ii)	Refer basically to discounts obtained from advances to suppliers, as well as from the acquisition of tax credits at a discount.

(iii)	In 2005, the Real appreciated 13.40% against the Dollar (2004— 8.85%).

(iv)	The subsidiary TNL Trading constituted a provision for the tax assessment arising from the non collection of income tax on remittances abroad, occurred in years 2000, 2001 and 2002 in the amount of R$35,676. Additionally, spontaneous R$14,610 were collected relating to years 2003, 2004 and 2005. In April 2005, a payment in the amount of R$40,079 was made, regarding this matter.

(v)	Considering the tax benefit introduced by the amendments to the income tax legislation according to Law no. 9.249/1995, Telemar declared R$984,013 as interest on own-capital in 2005 (2004— R$759,720), of which R$408,863 (2004— R$616,531) recognized by TNL in 2005. TNL also recognized as interest on own-capital the amounts of R$312,879 and R$3,051, declared by Telemar Telecomunicações and by HiCorp, respectively.

Notes to the financial statements

8	NON-OPERATING EXPENSES, NET

	2005	2004	2003

Impairment of fixed assets and provision for losses on discontinued assets(i)	(40,462)	(90,347)	(81,998)
Equity in earnings of affiliates(ii)	12,415	(7,347)	22,182
Result on disposal of permanent assets, net(iii)	(9,741)	(6,436)	9,496
Loss of obsolete materials for construction(iv)		(26,473)	(8,843)
Provision for losses on tax incentive investments(v)		(6,180)	(46,364)
Unexercised BCP option(vi)			101,094
Provision for adjustment to fair value(vii)			(37,063)
Write-off of deferred assets of discontinued businesses (viii)			(27,247)
Other non operating income, net	245	210	183

	(37,543)	(136,573)	(68,560)

(i)	In the years 2002 and 2003, Wi-Fi technology gained market share with the incorporation of the access in the Intel chips. Many telecommunications providers, attempting to satisfy their clients’ needs when outside of their service Region, introduced a commercial service which enables Internet access of speeds of up to 54 Mbps in “hotspots” (areas with wireless network coverage) in hotels, airports and restaurants, at a monthly fee of US$20.00 to US$30.00 or buying prepaid cards. In 2004, following this worldwide trend and attempting to satisfy its clients needs, Oi invested R$30,000 in assets. However, in 2005, a significant change occurred in the Brazilian telecommunications market. The main broadband internet providers started to offer Wi-Fi access to their clients at no charge, as a value added service, affecting negatively the business model originally adopted by Oi, and therefore, Wi-Fi services are not achieving the expected penetration levels and revenues. Based on these new business perspectives for Wi-Fi services, a provision was recorded in 2005 the amount of R$30,000 for losses on discontinued assets, to conservatively reflect the expectations regarding the generation of revenue from these assets. Despite the market changes, Wi-Fi continues to be offered because it is an important value-adding service for corporate clients during their business trips.

In 2004, based on an appraisal report prepared by independent experts, the Company recorded a provision for adjustment to fair value of a property for sale, in the total amount of R$36,375 (Note 10(iv)). Also in December 2004, the Board of Directors of AIX approved a fair value appraisal of the operation of Barramar S.A. ducts (Note 12(i)). As a result, an additional provision was recorded for losses on such assets, in the amount of R$107,944, while the consolidated statements show the portion corresponding to the Company’s 50% interest in AIX .

The Internet Data Center (“IDC”) assets related to an unprofitable business in a highly competitive market segment which the Company decided to lease during 2003. A full impairment provision in the amount of R$81,998 was recorded against the assets (principally computer equipment) prior and unrelated to entering into the transaction with Hewlett Packard (“HP”), which brought the net book value of these assets to zero.

Subsequently, the assets were leased at no cost to HP for a period of 36 months, with a purchase option of R$3,000. Also, the related service contracts were transferred to HP, releasing the Company from future obligations under such contracts until the assets are returned to the Company.

Due to the expected technical obsolescence of the equipment, the Company does not expect HP to exercise its option.

Notes to the financial statements

(ii)	Parent Company recognizes as non operating results the gains and losses from the equity method accounting arising from changes in participation percentages in capital shares of investees.

(iii)	Refers mainly, to the write-off of some network equipment, net of gains on disposal of such assets.

(iv)	This amount refers to loss on materials for construction due to technological obsolescence.

(v)	In 2004, as the Company’s management does not expect to realize the “Fundo de Recuperação Econômica do Estado do Espírito Santo”—“FUNRES” (tax incentive investment fund for economic recovery of the State of Espírito Santo), these amounts were written off.

In 2003, after concluding a data inventory with financial institutions, a provision for losses on tax incentive investments of “Fundo de Investimentos do Nordeste”—“FINOR” (Northeast tax incentive investment fund) was increased by R$46,364, considering the low expectation of recoverability of these assets.

(vi)	On August 26, 2003, the Company entered into an agreement with América Móvil S.A. to take part in the acquisition of the capital of BCP S.A.. América Móvil S.A. completed the purchase of BCP on October 31, 2003. As previously agreed, the Company had the right to receive the equivalent of US$35 million for not having exercised its acquisition option. The Company recorded R$101,094 in its financial statements for that year as a contra entry to “Credits receivable” (Note 12). This transaction was financially settled on May 18, 2004, for the total amount of R$107,530.

(vii)	In 2003, a provision for the adjustment of fiber optic cable inventories to replacement value was recorded in the amount of R$37,063. Such replacement value was calculated based on price quotations.

(viii)	As the Company put up for sale the IDC—Internet Data Center activity carried out by TNext, and centralized HiCorp’s activities, the deferred assets related to these business segments were written-off to income in 2003 (see Note 19 for the composition of deferred charges).

Notes to the financial statements

9	INCOME TAX AND SOCIAL CONTRIBUTION
      Reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is presented below:

	2005	2004	2003

Net income before income tax, social contribution and minority interests	1,814,681	1,370,090	245,577

Income tax and social contribution, combined rate (34%)	(616,991)	(465,831)	(83,496)
Adjustments to determine effective rate:
Tax effect of interest on own-capital (Note 7)	134,434	82,557	213,948
Income tax and social contribution not recorded (Note 14)	132,710	(171,101)	(71,656)
Tax effects on permanent (additions) losses(i)	(83,106)	(23,643)	(74,932)
Permanent exclusion of equity accounting adjustments	66,239	37,978	32,908
Tax effect of realization of negative goodwill	112	(37,786)
Tax effect of provision for goodwill reduction		101,401	110,619
Tax credits from prior periods of debts under REFIS, net (see comment(a))		21,561	(23,353)
Other	(4,595)	8,335	8,582

Income tax and social contribution, according to the income statement	(371,197)	(446,529)	112,620

Effective tax rate	20.46%	32.59%	(45.86)%

(i)	Refer to expenses with fines, donations, gifts and sponsorships, considered non-deductible, as well as on results of derivative operations , recorded on a cash basis at TNL and at Oi, liquidated during the year and excluded permanently in the determination of income tax and social contribution. Additionally, the result of equity method accounting for subsidiaries with unsecured liabilities is also treated as a permanent addition to income and to the calculation basis of social contribution.

Notes to the financial statements

      The benefits (expenses) with income tax and social contribution for the year comprise the following:

	2005	2004	2003

Previous years(a)
Income tax	18,432	36,014	(46,753)
Social contribution	8,731	11,037	(8,062)

	27,163	47,051	(54,815)

Current
Income tax	(396,044)	(356,035)	(78,610)
Social contribution	(141,179)	(124,607)	(19,197)

	(537,223)	(480,642)	(97,807)

Deferred
Income tax on temporary additions	30,716	152,613	15,415
Social contribution on temporary additions	4,400	55,068	(1,783)
Income tax on tax loss carry-forwards(b)	78,259	(165,052)	183,916
Social contribution on tax loss carry-forwards(b)	25,488	(55,567)	67,694

	138,863	(12,938)	265,242

	(371,197)	(446,529)	112,620

(a)	In 2004, this refers basically to reversals of a portion of income tax and social contribution debts included in the REFIS program, totaling R$19,596, in addition to a R$1,965 fine, which in the reconciliation of the determination of such taxes at nominal rates is recorded as “Tax credits from prior periods of debts under REFIS, net”.

In 2005, refer substantially to adjustment of IRPJ and CSSL paid in excess in 2004, in the amount of R$33,317 and R$12,745, respectively. Also an IRPJ reduction occurred, in the amount of R$3,741 referring to income from former “Telepará— Telecomunicações do Pará S.A.” and “Telaima— Telecomunicações de Roraima S.A.” in the calendar years of 1999 and 2000.

Also, in December 2005, occurred the reversal of the deferred IRPJ and CSSL of Pegasus (incorporated by “Oi”, as per Note 1) in the amounts of R$11,143 e R$4,012, respectively.

(b)	According to Brazilian law, tax loss carryforwards may be indefinitely offset against future taxable income up to an annual limit of 30% of such taxable income. A judicial injunction has been issued to Telemar that ascertains its right to offset tax loss carryforwards, for the years up to and including 1998, against up to 100% of its taxable income. However, the Brazilian IRS has recently sued companies that are offsetting prior tax loss carryforwards against 100% of their taxable income, and has been successful in several instances. Telemar believes it is probable that the Brazilian IRS will be successful in case they challenge the Company’s offsetting of tax loss carryforwards against 100% of its profits and has, therefore, recorded a provision for potential interest amounts owed, calculated based on the Selic interest rate, that will be due in case this injunction is cancelled (because the Company takes advantage of the legal benefit only for the monthly prepayments of Income Tax and Social Contribution (withholding) but pays the full amount due at year-end). At December 31, 2005, this provision amounted to R$79,881 (2004— R$128.070).These tax credits were totally used until January 2005.

Notes to the financial statements

10	CASH AND CASH EQUIVALENTS

	2005	2004

Cash and banks	34,472	68,954
Financial investments:
Investment funds(i)	1,739,093	2,692,392
CDB(ii)	971,509	2,093,491
Government securities(iii)	589,644	235,496
Deposits abroad(iv)	351,523
Repurchase operations(ii)	81,307	335,185
Interest-bearing deposits	3,619	46,834

	3,771,167	5,472,352

(i)	Investment funds have immediate liquidity. Of these funds, the consolidated amount of R$686,853 (2004—R$1,138,193) is held in foreign investment funds, whose portfolio is basically comprised of government securities and private securities issued by financial institutions the remaining part of R$1,052,240 (2004—R$1,554,199) is held in national investment funds.

(ii)	These financial investments are indexed to the “Certificados de Depósitos Interbancários—CDI” (Interbank Deposit Certificate), with immediate liquidity.

(iii)	Refers to the investments in government securities such as “Letras Financeiras do Tesouro—LFT” (financial treasury bill), with immediate liquidity.

(iv)	Refer to very short term financial investments in the United States expressed in Dollars, which are indexed to the inter-bank rate of the United States financial market , with immediate liquidity.
      Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

11	ACCOUNTS RECEIVABLE

	2005	2004

Mobile handsets and accessories sold	226,868	209,089
Services billed	2,777,773	2,797,351
Services metered, not yet billed	1,025,669	971,333
Provision for doubtful accounts	(319,567)	(347,704)

	3,710,743	3,630,069

      The aging-list of accounts receivable is as follows:

	2005	%	2004	%

Not yet billed	1,025,669	25.4	971,333	24.4
Not yet due	1,414,965	35.2	1,295,917	32.6
To receive from other providers	541,963	13.4	553,491	13.9
Overdue up to 30 days	545,287	13.5	589,663	14.8
Overdue from 31 to 60 days	177,187	4.4	199,625	5.0
Overdue from 61 to 90 days	104,915	2.6	114,451	2.9
Overdue more than 90 days	220,324	5.5	253,293	6.4

	4,030,310	100.0	3,977,773	100.0

Notes to the financial statements

      Overdue accounts are subject to a 2% fine (included in “Other operating income”) on the total debt and late-payment interest of 1% per month (included in “Financial income”), on a pro rata basis, and are recorded when the subsequent bill is issued after payment of the overdue bill.
      Telemar can restrict outgoing calls if the bill is overdue more than 30 days, restrict the incoming calls if the bill is overdue more than 60 days and disable the telephone if the bill is overdue more than 90 days. A warning is sent to the client 15 days in advance. After the line has been disabled, which occurs between 95 and 110 days overdue, the name of the delinquent client is reported to the Credit Protection Agencies.
      The collection policy adopted by Oi, according to the norms established by Anatel, provides that if a bill is overdue for more than 15 days and the client does not pay or correct the situation, after having received a request for payment, the services are partially suspended, until the payment of the total amount outstanding. That policy also determines that all calls received and made be restricted when the bill is overdue for more than 30 days. The services are disconnected if the bill is overdue for more than 75 days, and in that case, the name of the delinquent client is reported to the Credit Protection Agencies.
      On November 30, 2004, the Company and Embratel signed a private extra judicial agreement, the main purpose of which was to terminate all existing administrative and legal proceedings between the parties, with the settlement of the respective values. The total net transaction amount, restated by the IGP-DI (general price index— domestic products) was R$301,800, payable to Telemar, of which R$179,266 had already been accounted for. Accordingly, R$54,848 was recognized as “Other extraordinary non recurring income” (Note 6) and R$16,973 as monetary restatement under “Interest and monetary variations on other assets” (Note 7). As all other administrative and legal proceedings were waived, the provision for contingencies in the amount of R$50,713 was reversed. This provision had been recorded to cover the litigation regarding the right to revenues from fixed-to-mobile long-distance calls. The amounts that Embratel had deposited in court were drawn and paid to Telemar in December 2004, totaling R$187,475. The remaining balance of the amount was received in six consecutive monthly installments, updated by the CDI rate, the last installment was received in May 2005.
      Other receivables from telecommunication providers giving rise to uncertainties were conservatively provided for in the statement of income, decreasing the accounts receivable balance.

12	CREDITS RECEIVABLE

	2005	2004

Credits receivable from Barramar S.A.(i)	71,041	76,504
Credits receivable from Hispamar S.A.(ii)	34,937	32,425
Credits receivable from Orbitall(iii)		7,020
Assets put up for sale(iv)		17,211

	105,978	133,160

(i)	The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankruptcy declared by the “5[a] Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo” (5th private law panel of state of São Paulo tribunal of justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 8, in December 2004, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refibra Consortium.

Notes to the financial statements

(ii)	In November 2001, Telemar signed an association contract with Hispamar Ltda., to reduce the costs to reach the northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, Telemar signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite, launched on August 4, 2004. The transfer price of the right of exploration was set at R$28,659 based on the report of an independent specialized company, and is restated by the “Índice de Preços ao Consumidor—IPC” (Consumer Price Index).

The conversion of such credits into equity holding in Hispamar Ltda. has been approved by Telemar’s Board of Directors but the related corporate agreements are still pending. Accordingly, Telemar will continue to classify such amounts as long-term receivables until such time as they are converted into permanent investments. Telemar’s management estimates that this interest will not exceed 20% of the subsidiary’s capital.

(iii)	On April 1, 2004, after approval by TNL’s Board of directors, TNL Contax acquired 100% of the quotas in “Inovação Contact Center Serviços de Contatos Telefônicos Ltda” (“Inovação”), whose assets and liabilities were merged into TNL Contax on July 31, 2004. As contemplated in the Inovação purchase and sale agreement, entered into with Orbitall, any labor suits involving events that took place before the acquisition date will be the exclusive responsibility of Orbitall. In 2004, a provision for contingencies in the amount of R$7,020 was recorded as a contra entry to “Credits receivable—Orbitall”, corresponding to the estimated potential risk.

As explained in Note 1, the financial statements of TNL Contax are no longer consolidated as of January 1, 2005.

(iv)	This refers to the market value of TNL Contax’ permanent assets put up for sale, basically a building under construction in Rio de Janeiro and a plot of land in São Paulo. As described in Note 8(i), TNL Contax recorded a provision for adjustment of the value of these properties to market value in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

13	RECOVERABLE TAXES

	2005	2004

Recoverable taxes
ICMS (value-added tax)	658,700	672,611
Income tax and social contribution recoverable	528,808	293,553
Withholding income tax	322,391	187,677
Other taxes recoverable	121,230	104,334

	1,631,129	1,258,175

Current	1,397,464	1,049,224
Long-term	233,665	208,951

Notes to the financial statements

14	DEFERRED TAXES
      Deferred tax assets comprise the following:

	2005	2004

Provisions for contingencies	602,713	515,549
Temporary differences, mainly provision for doubtful accounts	498,004	621,031
Tax loss carryforwards and temporary differences	911,273	947,918
Allowance for tax loss carryforwards and temporary differences	(362,752)	(493,099)

Total	1,649,238	1,591,399

Current	209,724	122,403
Long-term	1,439,514	1,468,996

(i)	TNL and its subsidiaries record deferred tax credits arising from temporary differences and tax loss carry-forwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Unrecorded credits amount to R$435,598 at December 31, 2005 (2004—R$418,864), of which R$247,599 relate to Oi (2004—R$391,563).
      Additionally, at December 31, 2005 unrecorded tax credits on temporary differences, amount to R$53,486 (2004—R$92,281).

15	PREPAID EXPENSES

	2005	2004

Financial charges(i)	305,829	293,116
Subsidies of Oi handsets(ii)	214,153	61,328
Fistel fee(iii)	103,625	87,252
Insurance	14,002	15,338
Taxes and contributions	10,264	6,020
Other(iv)	7,201	28,362

	655,074	491,416

Current	393,417	244,046
Long-term	261,657	247,370

(i)	Financial charges and premiums paid in advance when obtaining loans and financing are amortized during the term of the related contracts. Such amounts refer primarily to insurance premiums and financial charges on financing from multilateral agencies Société Générale/ Coface, KFW, Finnvera and NIB, in addition to Banco ABN AMRO (for comments on loans and financing, see Note 20).

(ii)	Refers to postpaid mobile handsets, sold with an average subsidy of R$300.00. The deferral of the subsidy was calculated based on the additions, net of monthly cancellations. In the second semester of 2005, the deferral has been calculated based on effective additions. This change arises from the relation between the average churn rate of the customers (approximately 4 years) and the 12 month period, indicated in the agreement clauses for fines, to be charged on early termination, or migration to prepaid plans. The amount arising from this change was R$51,034.

(iii)	Refers to the “Fundo de Fiscalização das Telecomunicações—Fistel” (fund for telecommunications inspections) activation fee (R$26.83 per activation). It is deferred and amortized over the estimated churn period of 24 months.

Notes to the financial statements

(iv)	Refers to expenses with annual rights of way contracts, circuit’s rental and equipment, posts, among others.

16	JUDICIAL DEPOSITS

	2005	2004

Tax	315,039	275,441
Labor	227,774	148,959
Civil	169,696	117,663

	712,509	542,063

      TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$84,411 (2004—R$82,909) relating to appeals filed against INSS assessments and R$28,444 (2004—R$27,883) relating to IPTU. For those claims where loss is considered probable, the Company records provisions totaling R$52,566 (2004—R$49,167).
      A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the “Secretaria da Receita Federal—SRF”(Internal Revenue Secretariat), as well as to cease the collection of other amounts owed to State and local finance secretaries, totaling R$132,826 (2004—R$97,195). Judicial appeals have also been filed with respect to ICMS on ancillary telecommunication services (Agreement 69/98), retroactively to June 1998, in the amount of R$69,358 (2004—R$67,454), (see details in Note 22).

17	PROPERTY, PLANT AND EQUIPMENT, NET

	2005			2004	Annual
					depreciation
		Accumulated			rate
	Cost	depreciation	Net	Net	(%)

Cables (access network)	5,360,753	(2,679,660)	2,681,093	2,845,532	3 to 20
Transmission equipment Telemar	7,650,343	(6,123,861)	1,526,482	1,688,179	20
Transmission equipment Oi	1,847,653	(423,568)	1,424,085	1,159,671	3 to 25
Trucking (switches)	5,945,121	(5,063,211)	881,910	1,182,087	5 to 20
Buildings	2,134,023	(1,310,650)	823,373	828,584	4 to 10
Underground ducting	1,982,384	(1,199,884)	782,500	818,762	4
Switching equipment Oi	867,783	(191,135)	676,648	503,921	3 to 0
Switching equipment Telemar	11,705,974	(11,044,905)	661,069	1,291,068	20
Hardware and software	1,675,784	(1,080,604)	595,180	636,504	20
Other equipment	1,759,576	(1,238,427)	521,149	559,659	3 to 20
Posts and towers	871,902	(353,513)	518,389	521,058	4 to 5
Leasehold improvements	483,081	(156,957)	326,124	303,554	10
Terminal equipment	2,295,015	(2,134,786)	160,229	256,552	20
Land	157,161		157,161	157,386
Other assets	661,126	(419,853)	241,273	314,893	10 to 20
Construction in progress	751,475		751,475	606,309
Inventories for expansion	115,803		115,803	96,468

	46,264,957	(33,421,014)	12,843,943	13,770,187

Notes to the financial statements

Additional Information

(a)	Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value (impairment analysis). No impairment loss was identified in 2005 and 2004.

(b)	As commented in Note 8(i), this amount refers to the market value of TNL Contax’ property, plant and equipment, which has been put up for sale, substantially a building under construction in Rio de Janeiro and a plot of land in São Paulo. In 2004 TNL Contax recorded a provision for adjustment to the market value of the building in Rio de Janeiro in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

(c)	According to clause 21.1 of the concession contracts, all of the assets belonging to Telemar and which are indispensable to provide the services described in these contracts, are considered revertible. These assets will revert automatically to Anatel at the end of the concession. At December 31, 2005, the remaining balance of the revertible assets is estimated at R$7,348,002 (2004— R$8,475,253), comprising assets and construction in progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes resulting from further internal reviews and Anatel definitions (unaudited amounts).

(d)	As disclosed in Note 20, Oi pledged certain assets.

(e)	TNL and its subsidiaries maintain several commercial leasing agreements for IT equipment, the amounts of which are taken to income over the term of the agreements (see “Rentals and insurance” in Note 5), as management does not intend to purchase such equipment upon

Notes to the financial statements

termination of the related agreements. Should such transactions be recorded as property, plant and equipment as a contra entry to accounts payable, the agreement amounts could be thus summarized:

						Liabilities		Expense for
				Assets balance		balance		year
	Draw down	Maturity	Number of
Lessor	date	date	installments	2005	2004	2005	2004	2005	2004

IBM Leasing	01/15/2005	01/15/2008	36	47,137	38,486	33,094	32,726	26,095	15,514
IBM Leasing	12/03/2003	12/03/2006	36	11,434	28,583	12,530	25,996	22,306	18,397
Fináustria(i)	01/21/2003	10/21/2006	16	5,813	7,906	3,664	7,298	4,601	4,705
IBM Leasing(ii)	10/25/2004	10/25/2008	45	3,248	4,095	3,201	4,237	1,177
IBM Leasing(iii)	03/28/2002	02/28/2006	41	2,944	5,704	471	3,297	4,539	5,503
IBM Leasing	12/30/2001	12/30/2003	24	2,680	5,361
IBM Leasing	07/28/2005	07/28/2008	36	1,161		1,091		143
Itaú Leasing(i)	02/27/2004	02/27/2007	12	1,012	1,332	666	1,198	665	430
IBM Leasing	05/10/2005	05/10/2008	36	998		847		175
Hewlett Packard(iv)	10/28/2004	10/28/2007	36		3,237		3,163		128
Hewlett Packard(iv)	10/26/2004	26/10/2007	36		1,335		1,304		61
Other	06/01/1998 to	07/25/2000 to	24 to 51		691
	12/30/2001	12/30/2003
Several Pegasus agreements	09/01/1999 to	09/01/2001 to	24 to 36	82	306				188
	07/01/2001	07/01/2004

				76,509	97,036	55,564	79,219	59,701	44,926

(i)	Quarterly installments.

(ii)	First installment was due on February 25, 2005.

(iii)	First installment was due on October 28, 2002.

(iv)	No balance in 2005 due to the fact that “Contax Participação S.A” is consolidated financial statements are no longer part of TNL’s consolidated financial statements (see details on Note 1).

18	INTANGIBLE ASSETS
      In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$70,618, in order to improve the penetration in certain areas.

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Oi’s license(i)	1,236,567	(304,855)	931,712	1,020,415
Goodwill(ii)	377,886	(226,393)	151,493	225,185
Rights of use Telemar	78,857	(42,472)	36,385	19,700

Total	1,693,310	(573,720)	1,119,590	1,265,300

(i)	In February 2001, Oi acquired for R$1,102,007 an authorization (“license”) to operate personal mobile service in the same areas within Region I that the Company operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. The Company began amortizing the license as of July 2002, when it started its operations, on a straight-line basis through the expiration date of March 2016. The financial charges incurred before the start-up of Oi were capitalized, totaling R$63,942.

Notes to the financial statements

In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies, in the amounts of R$66,096 and R$4,522, respectively, whose main objective is to improve the telecommunications services in some of the states of Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Ceará, with frequencies that permit greater penetration in buildings and installations. The maturity date of this authorization is also March 12, 2016.

(ii)	This refers to the goodwill paid by the Company to third parties on the acquisition of Pegasus, in the amount of R$333,973, which is justified by the expectation of future profitability , and synergy gains between the operations of the Company and Pegasus (Note 3(b)).

19	DEFERRED CHARGES
      These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies. The average period is estimated at five years for the expenses related to the original operation of Pegasus (incorporated by Oi, see Note 1) and Oi Internet and ten years for AIX and Oi.
      Consolidated deferred assets can be stated as follows:

	2005	2004

Third party services	233,927	236,490
Interest expenses	336,015	339,472
Personnel	47,246	47,863
Materials (substantially handsets)	30,572	30,572
Revenues from the sale of handsets	(19,838)	(19,838)
Rentals and insurance	29,833	29,952
Other	2,397	2,924
Accumulated amortization	(234,030)	(177,108)

	426,122	490,327

      Deferred charge balances per subsidiary can be summarized as follows:

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Oi (including Pegasus’ originate expenses)	631,974	(222,746)	409,228	472,029
AIX	21,512	(8,551)	12,961	15,220
HiCorp	2,666	(2,333)	333	2,333
Oi Internet	4,000	(400)	3,600
TNL Contax				745

	660,152	(234,030)	426,122	490,327

Notes to the financial statements

20	LOANS AND FINANCING
(a)     Local currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	TJLP + 3.85% p.a.	884,713	1,264,022
BNDES(ii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.	607,501	403,802
BNDES(iii)	12/2003	01/2011	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	395,570	431,949
BNDES(iv)	07/2005	08/2013	TNL endorsement and Telemar receivables	TJLP + 3.50% p.a. and 4.50% p.a.	83,770
BNDES	12/2005	12/2013	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	23,949
Banco do Nordeste do Brasil S.A.	06/2004	12/2014	Telemar receivables	11.9% p.a. and 10.5% p.a.	157,713	82,605
Banco Bilbao Vizcaya Argentaria S.A.	06/2002	06/2005	None	IGPM + 12% p.a.		74,580
Other					14,500	18,361
Financial charges					19,717	48,975

				Total in local currency	2,187,433	2,324,294

(b)     Foreign currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

Japanese Yen
Japan Bank for International Cooperation— JBIC(vii)	08/2001	01/2010	None	1.65% p.a.	417,014	666,497
Japan Bank for International Cooperation— JBIC(vii)	01/2003	01/2011	None	Japanese LIBOR	406,533	628,267
				1.25% p.a.
Foreign currency basket BNDS (vi)
BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	Variable rate of BNDES + 3.85% p.a.	252,997	435,613
BNDES(ii)	12/2003	01/2011	TNL endorsement and Telemar receivables	Variable rate of BNDES + 4.50% p.a.	74,968	98,655
U.S. Dollar
ABN AMRO Bank N.V.(vi)	08/2001	08/2009	TNL endorsement	LIBOR + 0.50% p.a. 3.81% p.a.	1,101,718	1,868,730
ABN AMRO Bank S.A.	09/2005	09/2008	None	5.45% p.a.	140,861
ABN AMRO Bank N.V.	01/2004	04/2009	None	LIBOR + 3.0% p.a. at 4.83% p.a.	140,442	159,264
ABN AMRO Bank S.A.	06/2005	05/2008	None	5.05% p.a.	70,221
ABN AMRO Bank S.A.	06/2005	12/2010	None	5.51% p.a.	66,475
ABN AMRO Bank S.A.	12/2005	11/2008	None	5.43% p.a.	46,814
ABN AMRO Bank S.A.	10/2005	10/2008	None	5.28% p.a.	35,851
ABN AMRO Bank N.V.	12/2000	05/2006	None	LIBOR + 5% p.a.	17,438	72,863

Notes to the financial statements

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

FINNVERA—Finnish Export Credit (vii)	02/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 1.1% p.a.	304,291	398,160
FINNVERA—Finnish Export Credit (vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.685% p.a. and 4.56% p.a.	115,789	131,306
KFW—Kreditanstalt Für Wiederaufbau	06/2000	10/2009	None	8.75% at 11.87% p.a.	136,541	230,048
KFW—Kreditanstalt Für Wiederaufbau	07/2002	01/2011	None	LIBOR + 0.8% p.a. and 4.5% p.a.	135,395	189,026
KFW—Kreditanstalt Für Wiederaufbau(vii)	02/2003	08/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 0.75% p.a.	133,485	172,999
Senior Notes(ix)	12/2003	08/2013	None	8% p.a.	351,105	796,320
Société Générale/Coface(vi)	02/2003	11/2012	TNL endorsement and pledge of	LIBOR + 0.75% p.a.	94,836	122,910
Société Générale/Natexis	12/2004	10/2009	None	LIBOR + 1.95% p.a.	70,221	79,632
Société Générale	12/2002	06/2007	None	LIBOR + 5% p.a.	17,221	35,076
Nordic Investment Bank—NIB(vii)	03/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 4.3% p.a.	57,055	74,655
Nordic Investment Bank—NIB(vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.625% p.a. and 4.5% p.a.	46,814	53,088
Fuji Bank, Limited	11/2000	09/2006	None	LIBOR + 1.5% p.a.	42,558	96,524
EDC—Export Development Corporation	01/2000	04/2007	None	LIBOR + 3.0% p.a.	31,599	81,561
Banco Santander do Brasil S/A	04/2005	04/2008	None	5.9% p.a.	28,529
Deustche Bank GB	01/2004	01/2007	None	LIBOR + 4% p.a.	26,918	50,876
Deustche Bank GB	12/2002	12/2005	None	LIBOR + 4.5% p.a.		55,742
SEB Merchant Banking	03/2002	10/2006	None	LIBOR + 2.75% p.a.	18,968	57,771
Banco do Estado de São Paulo S.A.—BANESPA	01/2004	01/2007	None	6.5% p.a.	18,726	21,235
Banco Itaú S.A.	12/2000	04/2006	Promissory Note	LIBOR + 2.75% p.a at 3.125% p.a.	10,330	197,198
Unibanco—União de Bancos Brasileiros S.A.	12/2004	12/2007	None	4.90% p.a.	8,444	9,576
Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL endorsement	6.84% p.a.	5,197	11,786
BankBoston N.A.	02/2000	01/2006	TNL endorsement	LIBOR + 4.25% p.a.	2,340	22,828
BankBoston N.A.	06/2001	03/2005	None	LIBOR + 4.8% p.a.		63,706
SIEMENS Ltda.	06/2002	10/2007	TNL Promissory Note	LIBOR + 4.71% p.a.	9,831	16,723
SIEMENS Ltda.	01/2000	09/2005	TNL Promissory Note	LIBOR + 5% p.a.		15,671

Notes to the financial statements

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

Nokia do Brasil Ltda	12/2003	02/2005	TNL Promissory Note	6.04% p.a.		66,761
Financial charges					52,701	66,827

Total in foreign currency					4,490,226	7,047,894

Total in local currency					2,187,433	2,324,294
Total in foreign currency					4,490,226	7,047,894
Swap operations (foreign currency)					1,952,067	1,417,100

Total loans and financing					8,629,726	10,789,288

Current					2,827,567	3,041,104
Long-term					5,802,159	7,748,184

(c)	Changes in balance of loans and financing

				Financial
Year	Initial Balance	Additions	Amortization	charges	Final balance

2005	10,789,288	771,538	(4,169,739)	1,238,639	8,629,726
2004	10,936,923	2,096,571	(3,500,106)	1,255,900	10,789,288
      The average annual interest rate of local currency debt, totaling R$2,187,433 at December 31, 2004 (12/31/04—R$2,324,294), is approximately 13.9% p.a.. The average annual interest rate of foreign currency debt, totaling R$4,490,226 at the same date (12/31/04—R$7,047,894), is 6.1% p.a. for funds obtained in U.S. dollars, 1.5% p.a. for funds obtained in Yen, and 10.2% for debt in a BNDES currency basket. Financial charges refer basically to interest expenses, monetary and exchange variations, net of the results of swap transactions.

(d)	Description of the main loans and financing

(i)	Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other equipment, under the “Programa de Apoio a Investimentos em Telecomunicações (telecommunication investment support program). Financial charges and the principal are due on a monthly basis until January 2008. At December 31, 2005, Telemar was in compliance with the contractual financial covenants.

(ii)	In September 2004, Oi signed a financing contract with BNDES in the amount of R$663,000 and withdrew R$585,000 to finance its investment plan, of which R$400,000 in September 2004 and R$185,000 in May 2005. Financial charges are due on a quarterly basis until April 2006, and then monthly for the period between May 2006 and October 2012. The principal is due on a monthly basis as of May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the total financing to Telemar.

(iii)	From December 2003 to October 2004, Telemar withdrew R$529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004. The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal will be payable on a monthly basis as from May 2005.

(iv)	In July 2005, Telemar signed a loan agreement with BNDES in the amount of R$217,945 and withdrew R$80,000 in July 2005 and R$26,469 in December 2005 to finance the “Plano Geral de

Notes to the financial statements

Metas para Universalização—PGMU” (general plan of universalization targets). Financial charges are due on a quarterly basis until August 2006, and then monthly for the period between September 2006 and August 2013. The principal is due on a monthly basis as of September 2006.

(v)	Currency basket published by BNDES on a daily basis.

(vi)	In August 2001, Oi obtained a US$1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements. The loan was restructured three times, the first time as described in item (vi) and the last time in August 2005, the balance of the credit line, at December 31, 2005 was US$540 million, net of amortizations until the referred date, with no balance left to be withdrawn. In November 2003 Oi’s debt was transferred to Telemar.

(vii)	In December 2002, Oi signed a financing contract with KFW—Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit—Finnvera in the amount of US$300 million to partially substitute the credit line with ABN AMRO Bank N.V.. In November 2003 Oi’s debt was transferred to Telemar.

(viii)	In August 2001, and January and February 2003, TNL obtained R$1,646,110 from Japan Bank for International Cooperation—JBIC to finance investments in Telemar.

(ix)	On December 18, 2003, TNL obtained R$878 million (US$300 million at the time) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early liquidation by the Company, annually as of the fifth year, without guarantees. The funds will be used for varying corporate purposes. On December 1, 2005, TNL anticipated the repurchase of part of these “Senior Notes”, in the amount of US$150 million, with subsequent canceling of the same.

Notes to the financial statements

      The maturity of long-term debt with third parties at December 31, 2005, is scheduled as follows:

	2005	%	2004	%

Local currency
2006			548,268	7.1
2007	648,453	11.2	560,688	7.3
2008	246,317	4.2	184,898	2.4
2009	210,928	3.6	150,735	1.9
2010	210,928	3.6	150,735	1.9
2011 and thereafter	273,951	4.8	141,815	1.8

	1,590,577	27.4	1,737,139	22.4

Foreign currency
2006			1,879,846	24.4
2007	1,188,955	20.5	1,115,750	14.4
2008	1,195,651	20.6	792,947	10.2
2009	870,375	15.0	815,286	10.5
2010	382,085	6.6	374,475	4.8
2011 and thereafter	574,516	9.9	1,032,741	13.3

	4,211,582	72.6	6,011,045	77.6

Total
2006			2,428,114	31.5
2007	1,837,408	31.7	1,676,438	21.7
2008	1,441,968	24.8	977,845	12.6
2009	1,081,303	18.6	966,021	12.4
2010	593,013	10.2	525,210	6.7
2011 and thereafter	848,467	14.7	1,174,556	15.1

	5,802,159	100.0	7,748,184	100.0

21	DIVIDENDS AND INTEREST ON OWN-CAPITAL

	2005	2004

Proposed dividends and interest on own-capital of Parent Company	781,150	1,105,177
Interest on own-capital to minority shareholders of Telemar	191,576	241,939
Prior years’ dividends and interest on own-capital not claimed of Parent Company	57,334	60,724
Prior years’ dividends and interest on own-capital not claimed of subsidiaries	38,301	34,160

Total	1,068,361	1,442,000

      The unclaimed dividends and interest on own-capital refer to the amounts available to shareholders, which, if not claimed within three years following the annual Shareholders’ Meeting that approved such dividends and interest on own-capital, will be reversed to retained earnings.

Notes to the financial statements

22	TAXES OTHER THAN ON INCOME

	2005	2004

Value-added tax (ICMS)(i)	567.055	517.374
Value-added tax (ICMS) Agreement 69/98(ii)	118.028	97.105
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	124.395	111.268
Other indirect taxes on operating revenues	22.899	31.474

Total	832.377	757.221

Current	830.079	757.187
Long-term	2.298	34

(i)	Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is 35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For the other States, the ICMS rate is 25%.

(ii)	In June 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement of the scope of the ICMS, to reach additional services to basic telecommunications services is questionable because (a) State Departments have acted beyond their authority, (b) such an interpretation reaches services that are not considered telecommunications services, and (c) such interpretation cannot be applied on a retroactive basis.

With the publishing of Agreement 69, Telemar filed a petition of writ of mandamus against the levying of ICMS on installation and registration services (the main profits being discussed), and monthly recorded the provision and currency adjustment. Telemar succeeded in having judgments made final and definite on lawsuits it brought against the States of Sergipe, Amazonas and Amapa, in which the charge of ICMS was determined not constitutional. The Superior Court of Justice (STJ) also understands that ICMS should not be levied on installation revenues and other ancillary telecommunication services.

Given STJ’s ruling, management believes that the amounts charged from subscribers should be refunded to them as the judicial proceedings filed in the different States are judged. Management also understands that the return of such amounts is contingent upon subscribers being active customers and not delinquent. In this connection, the portion of the provision relating to inactive and delinquent customers was reversed as of December 31, 2004, in the total amount of R$78,397, of which R$76,140 represent the principal and R$2,257 correspond to monetary restatement, stated in the financial statements as “Recovered expenses” and “Financial income”, respectively (Notes 6 and 7). In 2005, the restatement amounted to R$20,923.

Notes to the financial statements

23	DEFERRED TAXES ON INCOME LIABILITIES
      Deferred taxes on income liabilities are comprised as follows:

	2005	2004

Federal income tax payable	330,620	254,505
Social contribution tax payable	140,675	120,935
Income tax withheld at source on interest on own-capital	28,182	19,213
Additional indexation expense from 1990(i)	14,274	17,538

Total	513,751	412,191

Current	512,879	411,319
Long-term	872	872

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustment to property, plant and equipment, according to Brazilian tax legislation.

24	TAX FINANCING PROGRAM—REFIS
      TNL and its subsidiaries Telemar and Oi (including the amounts originally belonging to Pegasus) adhered to the “Programa de Refinanciamento Fiscal—REFIS” (tax financing program), according to Law n° 10,684, of May 30, 2003, subscribing a substantial part of the debits with the national treasury and with the INSS matured until February 28, 2003. Pursuant to Art. 7 of said Law, TNL and its subsidiaries must pay REFIS installments on a timely basis. They may be excluded from the program should payments are late for three consecutive months or six non-consecutive months, whichever is earlier.
      The refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. In 2005, timely settlements amounted to R$12,911 (TNL) and R$112,384 (consolidated), in accordance with Instruction no. 346 issued by the CVM, which requires regular payments as an essential condition for maintaining the conditions established in the REFIS—program.
      REFIS amounts comprise the following:

	2005		2004

		Long		Long
	Current	term	Current	term

COFINS	60,586	389,846	55,106	408,607
CPMF	25,348	180,691	23,036	187,161
Income Tax	11,127	69,890	10,097	73,520
Social Contribution	3,742	27,246	3,396	28,120
INSS—SAT	2,890	22,006	4,859	20,750
IOF	12,939	132,100	11,743	131,550
PIS	537	3,664	492	3,803

	117,169	825,443	108,729	853,511

Notes to the financial statements

      The REFIS values segregated in principal, fines and interest are, as follows:

				2005	2004

	Principal	Fines	Interest	Total	Total

COFINS	324,643	32,598	93,191	450,432	463,713
CPMF	149,696	14,970	41,373	206,039	210,197
Income Tax	44,396	10,483	26,138	81,017	83,617
Social Contribution	17,185	3,837	9,966	30,988	31,516
INSS—SAT	14,600	2,522	7,774	24,896	25,609
IOF	106,220	10,622	28,197	145,039	143,293
PIS	2,679	298	1,224	4,201	4,295

	659,419	75,330	207,863	942,612	962,240

      These amounts are monetarily restated by the variation of the “Taxa de Juros de Longo Prazo—TJLP” (long term interest rate), and R$16,297 (TNL) and R$93,051 (consolidated) and R$15,895 (TNL) and R$82,809 (consolidated) have been recorded as “Financial Expenses” (see details in Note 7), for the years 2005 and 2004, respectively.
      In 2004, as described in Note 9, Telemar reversed part of the income tax and social contribution previously included in REFIS, in the total amount of R$21,561.
      TNL and its subsidiaries, in view of the undue inclusion of debts in the “Parcelamento Especial—PAES” (special installment program) made by the SRF (IRS), and the “Procuradoria Geral da Fazenda Nacional—PGFN” (general procuration service of the IRS), it was necessary to file an action to evidence the regularity of payment of the installments relating to the Program, as well as to correctly demonstrate the debts included in that Program. This way, according to the injunction qualified to the guarantee, monthly deposits of approximately R$3 million are being made, adjusting to the correct balance of the debt before PAES, until administrative or judicial decision is granted.

Notes to the financial statements

25	PROVISIONS FOR CONTINGENCIES

(a)	Composition of book values

		2005	2004

	Tax
(i)	ICMS assessments	158,886	126,322
(ii)	Tax loss carry-forwards	79,881	128,070
(iii)	ISS	48,986	41,560
	INSS (joint responsibility, fees and indemnifications)	42,104	38,706
(iv)	ILL—Tax on net income	38,266	34,834
(v)	ICMS on IP gate rental		90,181
(vi)	PIS and COFINS		30,687
(vii)	Other claims	104,794	78,134

		472,917	568,494

	Labor
(i)	Overtime	340,355	240,133
(ii)	Claims by outsourced personnel	228,575	147,095
(iii)	Hazardous work conditions premium	111,101	102,971
(iv)	Salary differences/Equalization of salary scales	106,426	68,417
(v)	Indemnities	79,220	45,787
(vi)	Other claims	136,750	120,495

		1,002,427	724,898

	Civil
(i)	Anatel fines	147,553	89,888
(ii)	Indemnities—“Fundação Atlântico de Seguridade Social” (pension fund)	72,597	18,295
(iii)	Small claims court	55,788	42,780
(iv)	Other claims	186,784	183,121

		462,722	334,084

		1,938,066	1,627,476

      The provisions for contingencies are monetarily restated on a monthly basis, according to the interest rates established in the respective legislation, as follows:
      Tax:    Variation of the SELIC—interest rate (special System for Settlement and Custody);
      Labor: Variation of to TRT interest rate (Regional Labor Court) indices, plus interest of 1% p.m.;
      Civil:   Variation of the TR interest rate (Reference Rate), plus 0.5% p.m.
(b)     Details of the claims per nature of risk at December 31, 2005 (consolidated)

	2005

	Tax	Labor	Civil	Total

Probable	472,917	1,002,427	462,722	1,938,066
Possible	4,162,387	749,412	454,378	5,366,177
Remote	234,940	689,787	358,428	1,283,155

Total	4,870,244	2,441,626	1,275,528	8,587,398

Notes to the financial statements

	2004

	Tax	Labor	Civil	Total

Probable	568,494	724,898	334,084	1,627,476
Possible	2,342,481	753,920	654,445	3,750,846
Remote	197,416	451,647	385,514	1,034,577

Total	3,108,391	1,930,465	1,374,043	6,412,899

(c)	Summary of changes in the balances of provisions for contingencies

	Tax	Labor	Civil	Total

Balance at December 31, 2003	563,441	409,305	234,076	1,206,822
Additions, net of reversals	170,643	281,748	194,143	646,534
Write-offs by payment	(107,175)	(127,869)	(121,485)	(356,529)
Transfer to payable and deferred charges (Note 23)	(165,719)			(165,719)
Restatement—financial expense (Note 7)	107,304	161,714	27,350	296,368

At December 31, 2004	568,494	724,898	334,084	1,627,476
Spin-off TNL Contax (Note 1)	(1,966)	(8,576)	(314)	(10,856)
Additions, net of reversals	222,767	265,656	178,306	666,729
Write-off by payment	(320,765)	(136,082)	(127,196)	(584,043)
Restatement—financial expense (Note 7)	25,475	156,531	77,842	259,848
Transfer to ICMS payable (Note 22)	(21,088)			(21,088)

At December 31, 2005	472,917	1,002,427	462,722	1,938,066

      Provisions in connection with the challenging of PIS/COFINS, ICMS—“Convênio 69/98”, rental of IP gates, INCRA, Funttel, CPMF, IOF and income tax and social contribution are recorded in the related income statement accounts, as shown below:

	2005	2004	2003

Deductions from gross revenues:
ICMS Agreement 69/98—additional services		5,628	(10,613)
ISS—rental of IP gates	946	(22,460)	(4,264)
COFINS rate increase			(132,051)
Personnel expenses:
INCRA	(735)	(785)
Other operating expenses:
Fust	(12,843)
Funttel	(8,090)	(4,799)
PIS/ COFINS—base increase			(3,319)
ICMS credit on electricity	(31,672)	(3,557)
Financial expenses:
Withholding taxes on external operations	(40,079)
PIS/ COFINS—base increase			(8,339)
CPMF			(67,749)
IOF			(37,404)
Income tax and social contribution			8,214

	(92,473)	(25,973)	(255,525)

Notes to the financial statements

(d)	Probable Contingencies
Tax:

(i)	ICMS assessments—Provision considered sufficient by management to cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues; (b) offset of credits on the acquisition and goods and other inputs required for plant maintenance; and (c) assessments regarding the non compliance with ancillary obligations. Changes during the year arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company’s legal advisors and the decision of the taxpayer’s council.

(ii)	Tax loss carry-forwards—As disclosed in Note 9, Telemar has a judicial injunction that guarantees the offset of the tax losses and tax loss carry-forwards, if determined in the years up to and including 1998 up to 100% of its annual taxable income.

(iii)	ISS—challenging of the levy of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the assessed services that are considered as probable losses by the legal consultants.

(v)	ILL—Telemar offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. The variation occurred in 2004 refers to the monetary restatement.

(v)	ICMS on IP gate rental—Based on the advice of its internal lawyers, management decided to set up a provision for ICMS on IP gate rental services, while the Company previously recorded ISS at the 5% rate. Taking advantage of tax benefits arising from State tax amnesty, determining the exemption from fines and/or monetary restatement, for Telemar and Pegasus (incorporated by Oi, see note 1). During 2005, Telemar liquidated R$111,619 relating to the period from May 2000 to May 2005 in the States of Amapá, Minas Gerais, Pernambuco, Piauí, Roraima, Maranhão, Amazonas, Pará, Sergipe and Espírito Santo. As to Pegasus, the contingency amount (R$21,088) was transferred to ICMS payable.

(vi)	The broadening of the tax basis relates to income and expenses, other than regular billing services. It will be fully paid to the Brazilian IRS, and there will be no refunds to subscribers.

According to Law No. 9.718/98, enacted in 1998, the basis for calculating the PIS and COFINS taxes was broadened to include not only billing revenues but all revenues other than equity method accounting adjustments, deductions, sales returns and discounts on revenues and disposal of permanent assets. In addition, the COFINS rate increased from 2% to 3%.

The Company obtained a preliminary court order, pursuant to which it is not obligated to pay taxes on the increased basis. However, the Brazilian IRS appealed that decision. While awaiting a final ruling on this matter, the Company maintained a provision on a monthly basis for the amounts of PIS and COFINS that had not been paid and were considered to be outstanding debt by the tax authorities.

However, in 2003, Law No. 10.684/03 instituted a tax refinancing program (Programa Especial de Parcelamento do REFIS or “PAES Program”), a tax relief program that provides companies the option of refinancing their tax debt and paying it in installments. Based on legal advice, the majority of the Telemar group companies decided to settle with the Brazilian IRS and agreed to pay the challenged amounts in installments under the PAES Program, except for the challenged tax amount

Notes to the financial statements

for Telemar—Rio de Janeiro (TELERJ), which joined the program in February 2005 and gave up on the action, having paid R$30,987.

(vii)	Other claims—This refers substantially to provisions for IPTU tax assessments, in the amount of R$10,462, challenging of the Funttel fee calculation basis (Note 6) in the amount of R$14,470 and Fust in the amount of R$12,843 and several tax assessments related to income tax and social contribution, in the amount of R$25,576.
Labor:
     There has been a significant increase in the number of labor claims due to: (a) unfavorable judicial decisions in claims related to the lay-off of personnel due to reorganization in previous years; (b) incentive to the recovery of differences in FGTS rescission fines, relating to the inflation excesses due to the economic plans “Verão” and “Collor”; (c) Increase in the volume of claims related to the joint liability for canceling network maintenance contracts with contractors, which did not attend to the quality levels as required by the Telemar Group; (d) expansion of the competence of the labor courts after the publication of Constitutional Amendment no. 45; and (e) increase in the competence of the union to act as a process substitute. The main contingencies by nature of claim are summarized below:

(i)	Overtime—Claims relating to requests to receive additional worked hours after normal shifts.

(ii)	Outsourced employees—Claims filed by former employees of contracted companies, where Telemar is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(iii)	Hazardous work conditions premium—This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installations.

(iv)	Salary differences/ Equalization of salary scales—Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(v)	Indemnities—Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisionary stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(vi)	Other claims—Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	2005	2004

Pension plan supplementation	19,608	16,566
Salary differences	16,646	24,380
Sundry labor fines	37,274	23,485
Incentive to Resignation Plan—PIRC	22,571	14,495
Other	40,651	41,569

	136,750	120,495

Notes to the financial statements

Civil:

(i)	Anatel Fines—Substantially due do the estimated calculation of fines for non-compliance with the quality targets in the period between January 2000 and October 2005, restated this year. The variation in the year ended December 31, 2005 refers basically to restatement in the amount of R$5,271, additions to the provision in the amount of R$77,217 and total payments of R$24,823.

(ii)	Indemnification to Fundação Atlântico de Seguridade Social—Based on the opinion of external consultants, the Company’s management recorded in 2002 a provision for the claim of indemnification to “Fundação Sistel de Seguridade Social—Sistel”, because of termination of a rental agreement relating to a property in Rio de Janeiro. The amount provisioned in 2002, related to the liquidation of said claim, was reevaluated after transfer of the pension plan’s management to “Fundação Atlântico de Seguridade Social”, which included an appraisal and link of the sponsors obligations, considering the rental amounts Sistel will no longer receive due to the rescission. This provision related to the indemnifications to “Fundação Atlântico de Seguridade Social” is considered sufficient by the Company’s management. This provision, like the others, is restated.

(iii)	Small Claims Courts—Suits filed by customers the individual indemnity of which does not exceed forty minimum wages. The variation occurred in the year ended December 31, 2005 can be justified mainly by the increase in the number of processes filed. Payments were made to liquidate several claims, in the amount of R$77,321, offset by new provisions, in the total amount of R$90,329.

(iv)	Other claims—These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company’s legal advisors, as well as reevaluation of the amounts provisioned, related to losses on claims for contractual rescissions.

(e)	Possible contingencies (not registered)
      TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.
      The main contingencies classified as possible losses in the opinion of the Company’s legal advisors are summarized below.
Tax
     The amounts reported are based on the total amounts of tax assessments and notices, which are often questionable and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.
      ICMS—In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$93,632 (tax assessments). The responsibility for such payment, if required, is questionable, as Telemar did not earn revenues for these services in that period. In February 2000, Telemar obtained a favorable decision from the “Conselho de Contribuintes” (taxpayers’ council) of Rio de Janeiro, countered by a partially unfavorable ruling from the SRF (IRS), according to whom the responsibility for payment, before the introduction of CSP, lies with Telemar (July 1998). Telemar obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.
      Besides this, there are several other ICMS tax assessments in the approximate amount of R$542,281, relating to services already taxed for ISS or which are not taxable for ICMS. There are also possible risks

Notes to the financial statements

in connection with (i) offset of credits on the acquisition of assets and other inputs required for the maintenance of the network, totaling approximately R$194,871, and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of R$40,060.
      ISS—The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$921,616, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when the STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substantial part of the assessments relate to this type of revenues.
      INSS—There are claims in the approximate amount of R$349,945 relating to joint responsibility, SAT percentage to be applied, and wages liable to be taxed for INSS. Telemar’s management produced and presented evidence to the tax authorities, but has not yet been appreciated up to this date. In October 2004, Telemar obtained a favorable ruling from the Social Security Appeal Board establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.
      In July 2005, the INSS issued against Telemar 24 tax “assessments” in the total amount of R$275,222. This amount is substantially comprised of:

(i)	Non-payment of social contribution on amounts paid referring to Telemar’s profit sharing plan. This payment was made according to Law no. 10.101 and art. 7 of the Federal Constitution, dated 1988, not making part of the calculation basis for the above mentioned contribution. The amount of this assessment amounts to R$202,642.

(ii)	Non-payment of social contribution on amounts paid as indemnification, nursery school allowance, disabled child allowance, etc.. These amounts are, in the opinion of Telemar’s internal and external council, of an indemnification nature and, therefore, should not be considered in the calculation basis of the above mentioned contribution. The amount relating to these assessments is R$50,547.

(iii)	Non-payment of social contribution on amounts paid to autonomous professionals contracted by Telemar. In this case, the Inspection did not have access to the evidence, which proves that the company paid regularly the amounts due to the autonomous professionals contracted and informed them of the social security obligations. This way, Telemar’s management understands that it will gather all the supporting documents to contest the assessment received. The amount relating to this assessment is R$10,847.
      Federal taxes—Several tax assessments involving income tax and social contribution tax credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, totaling R$400,951. The Company’s management, based on the opinion of its legal counsel, considers the risk of loss in these claims as remote, and therefore did not record a provision.
      In addition, in August 2000, the SRF (IRS) in Rio de Janeiro assessed Telemar for taxable events that took place in 1996, therefore prior to privatization. These assessments added up to R$993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. Telemar submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. Telemar requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$104,000, of which R$20,000 were provided for, for lack of supporting documentation. However, Telemar will file an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$102,726.

Notes to the financial statements

      In July 2005, TNL was assessed by the Brazilian IRS for the amount of R$1,476,011, substantially relating to the Company’s corporate reorganization in 1998, which enabled the appropriation of the goodwill from the privatization of “Sistema Telebrás” (see details in Note 6). The amortization of the goodwill and the corresponding tax benefit are indicated in Law no. 9.532/1997, which, in article 7, authorizes that the product of amortization of the goodwill may be adjusted in the company’s taxable income, resulting from a merger, split-up or incorporation where one of them holds an interest in the other, acquired with goodwill based on future profitability. The federal legislation therefore foresees explicitly in the possibility of using the goodwill paid on the acquisition. It is a usual market operation which also followed CVM Instruction n° 319/1999. TNL has legal opinions from three well known tax law firms, confirming the legality of the procedures adopted in the above mentioned operation. The Company also clarifies that it has disproved the assessment and is awaiting the decision of the 1st Administrative Court.
Labor:
     These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$749,412. These claims are mostly at lower court stage and no ruling has been issued on them to the present date. Additionally, claims where the Company has a past history of success or where past decisions tend to favor employers are classified as “possible”.
Civil:
     These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others. The number of such suits is over 17,855, adding up to approximately R$454,378. Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs and final decisions are still pending.

26	DEBENTURES
      Refer to 12,072 thousand simple, non-convertible debentures, at R$100 each, totaling R$1,207,200. These debentures mature on June 2006, bear interest at the CDI rate, plus 0.7% per annum and are recorded as current liabilities, and amortized every six months as of December, 2001.

27	SHAREHOLDERS’ EQUITY
a)     Share Capital
      The authorized share capital is divided into 700 million shares. At a meeting held on March 4, 2004, TNL’s Board of Directors approved a share capital increase of R$167,605, by issuing 1,432,771 common shares and 2,865,542 preferred shares at R$33.22 per common share and R$41.88 per preferred share. Such prices were set based on the average closing prices of the last 10 floor sessions at the “BOVESPA”. This capital increase corresponds to the capitalization of part of the special Goodwill reserve, as determined in CVM Instruction No. 319/99. Minority shareholders have 30 days, from the date when the related notice was published, to exercise their right of preference to the subscription of the increase, in proportion to their holdings.
      On May 24, 2004, an Extraordinary Shareholders’ Meeting approved the cancellation of a part of the treasury shares with no reduction in total capital. Subsequently, 100% of the Company’s shares was grouped at the ratio of one thousand (1,000) shares to one (1) share of the same type and class.

Notes to the financial statements

      As commented in Note 1, the Extraordinary General Meeting held on December 29, 2004, approved the reduction of TNL’s share capital by R$277,526. The extraordinary meeting of the Board of Directors, on April 12, 2005, approved the Company’s capital increase in the amount of R$154,238, which corresponds to the fiscal benefit obtained by TNL as a result of the amortization of the goodwill arising from the corporate reorganization, occurred on December 30, 1999. As a consequence 3,916 thousand shares were issued, 1,305 thousand of which are common shares and 2,610 thousand preferred shares. With this increase, TNL’s share capital, totally subscribed and paid-in, amounts to R$4,688,731, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.
      Share capital is represented by:

	In thousands of shares

	2005	%	2004	%

Common shares	130,612	33.33	129,306	33.33
Preferred shares	261,223	66.67	258,613	66.67

Total	391,835	100.00	387,919	100.00
Common treasury shares	(3,238)		(2,705)
Preferred treasury shares	(6,476)		(5,410)

Total outstanding shares	382,121		379,804

(b)     Capital Reserves
Special Goodwill Reserve
     This refers to the contra entry to goodwill recorded upon the downstream merger as described in Note 3(a), net of the provision recorded in accordance with CVM Instruction 349/01.
      On April 12, 2005, the extraordinary meeting of the Board of Directors approved the capitalization of the especial goodwill reserve, in the amount of R$154,238, and the remaining balance, in the amount of R$27,115 was transferred to retained earnings.
Fiscal incentives and donations reserve
     Although donations and asset subsidies were received in the past, under the self-financing plan, this refers basically to fiscal incentives—FINOR.

(c)	Earnings reserves
Legal reserve
     In accordance with article 193 of Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceeds the share capital by 30%. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.
Unrealized income reserve
     The unrealized income reserve represents unrealized net income from gains due to equity method accounting. In 2005, the Company constituted the corresponding reserve in the amount of R$272,143, to preserve its cash flow, and it will be realized upon receipt of dividends.

Notes to the financial statements

Investment reserve
     The Company maintains an investment reserve, to cover investments made until then by the Company, whether directly or through long-term credit lines extended to its subsidiaries, to enable the latter to carry out their respective capital expenditures. Direct and indirect investments were applied to the expansion of the fixed-line network, in connection with the universal service targets set by Anatel, as well as to the formation of Oi. Capital expenditures totaled R$8.9 billion in 2001, R$2.0 billion in 2002, including deferred charges, R$1.6 billion in 2003, and R$2.1 billion in 2004 and R$2,4 billion in 2005. The expected return of these investments is estimated at 7 years from the expenditure dates. This optional reserve was set up in order to preserve the Company’s cash flows. However, depending on the financial position, the reserve can be realized with the consequent distribution of dividends.
      The Ordinary General Meeting held on April 12, 2005, approved the proposal to realize part of the “investment reserve”, in the amount of R$429,954, for distribution of dividends.

(d)	Dividends and interest on own-capital
      According to its by-laws, the Company must distribute a minimum dividend of 25% of the adjusted net income each year, in accordance with sub-clause I, items (a) and (b) of article 202 of Brazilian Corporate Law. Preferred shares have priority to the return of capital without premium and distribution of dividends, and are assured a minimum, non-cumulative dividend of 6% per year, in proportion to the number of shares held by them, or 3% of the share’s net book value, whichever is greater. The remaining amounts of the minimum compulsory dividends are appropriated to the holders of ordinary shares, up to the same limit as preferred shares, and the balance is shared equally between holders of preferred and ordinary shares.
      The Company’s by-laws also provide for the distribution of interest on own-capital as a method of remunerating shareholders. The portion of interest on own-capital is deductible for income tax and social contribution purposes, limited to the average TJLP during the applicable period, and must not exceed (I) 50% of net income (before this distribution and any tax income deductions) for the period when the payment is made, or (ii) 50% of retained earnings, whichever is greater. The amount paid or assigned to shareholders as interest on own-capital, net of any tax withheld at source, may be considered part of the distribution of compulsory dividends. In this event, Brazilian Corporate Law establishes that the Company must distribute to its shareholders an amount sufficient to ensure that the net amount received, after payment of withheld taxes, be at least equal to the minimum compulsory dividend.
      The Ordinary General Meeting held on April 12 2005, approved the destination of net income in the amount of R$689,286, of the year ended December 31, 2004, as follows: (a) R$34,464 to the legal reserve; and (b) dividend distribution in the total amount of R$1,000,000. The Meeting also ratified the payment of interest on own-capital imputed to dividends, in the total amount of R$100,000, declared on January 28, 2004, which has been paid together with the dividends as of April 25, 2005.
      In compliance with Brazilian corporate law, and according to TNL’s statutes, net adjusted income is equal to net income as determined for the year, adjusted to reflect allocations to/from: (I) legal reserve; (ii) contingency reserves; and (iii) realization of unrealized income.

Notes to the financial statements

      Minimum compulsory dividends were calculated as follows:

	2005	2004

Net income for the year	1,052,362	689,286
Appropriation to legal reserve	(52,982)	(34,464)

Adjusted net income	999,380	654,822

Minimum compulsory dividends—25%	249,845	163,706
Number of common shares outstanding (in thousands)	127,374	126,601
Number of preferred shares outstanding (in thousands)	254,747	253,203
      Minimum statutory dividends were calculated as follows:

	2005	2004

Share capital	4,688,731	4,812,019
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	3,125,821	3,208,013

Percentage of statutory dividends	6%	6%

Minimum statutory dividends	187,549	192,481

	2005	2004

Shareholders’ equity	8,358,841	8,405,183
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	5,572,561	5,603,455

Percentage of statutory dividends	3%	3%

Minimum statutory dividends	167,177	168,104

      Of net income for the year ended December 31, 2005, management is proposing to the Ordinary General Meeting, the destination of R$785,000, being R$572,956 as dividends and R$212,044 in the form of interest on own-capital, the total amount of which is higher than the minimum compulsory dividend (statutory).
      The distribution of interest on own-capital referring to the year 2004 was approved by the Extraordinary General Meeting held on April 19, 2005, and the amount was restated until December 31, 2005 by the CDI and, as of January 1, 2006 until the first payment, by the referential rate (TR).

	Common	Preferred
	shares	shares	Total

Proposed dividends	190,985	381,971	572,956
Interest on own-capital	70,681	141,363	212,044
Outstanding shares	127,374	254,747	382,121
Amounts per lot of a thousand shares—in reais
Proposed dividends	1.500	1.500	1.500
Interest on own-capital
April 29, 2005	0.350	0.350	0.350
June 30, 2005	0.130	0.130	0.130
October 31, 2005	0.078	0.078	0.078

Notes to the financial statements

      Dividends and interests on own-capital payable by the parent company, which are recorded as current liabilities, are as follows:

Base year of proposal	2005	2004

2005	781,150
2004	37,744	1,105,177
2003	19,590	26,080
2002		19,969
2001		14,675

	838,484	1,165,901

(e)	Prescribed dividends and interest on own-capital
      Dividends and interest on own-capital unclaimed by shareholders within three years from the date such distributions are made available to shareholders.

(f)	Shares in treasury
      On January 26, 2005, the Board of Directors approved a share buy-back program for cancellation or to maintain in treasury for a period of 90 days, until April 26, 2005. Such repurchases were limited to 10% of common and preferred shares outstanding, excluding treasury shares, up to the limit of 3,458,000 common shares and 20,431,242 preferred shares.
      During 2005, TNL repurchased 1,598,100 shares, of which 532,700 common shares and 1,065,400 preferred shares, having disbursed R$70,979. Therefore, at December 31, 2005, TNL held 9,713,495 shares in treasury, of which 3,237,832 common shares and 6,475,663 preferred shares.

(g)	Reconciliation of net income and shareholders’ equity from Parent Company to Consolidated
      The reconciliation of net income for the year’s ended December 31, 2005 and 2004, and shareholders’ equity for the parent company at December 31, 2005, on a consolidated basis, are presented below:

	Net income for the Year		Shareholder’s equity

	2005	2004	2005	2004

Parent Company	1,052,362	689,286	8,358,841	8,405,183
Elimination of unrealized gain on disposal of the Company’s participation in Pegasus to Telemar(i)			(43,271)	(43,271)
Elimination of part of the amortization of the goodwill paid by Telemar for the participation of the Company in Pegasus(ii)	19,809	19,809	59,427	39,618
Amortization of goodwill(iii)	(11,154)	(11,154)	(33,463)	(22,309)
Elimination of the unrealized gain on the disposal of The Company’s participation in Oi to Telemar(iv)			(499,994)	(499,994)
Elimination of the amortization of the goodwill paid by Telemar on the acquisition of the participation in Oi held by the Company(iv)	53,096	53,096	137,166	84,070

Consolidated	1,114,113	751,037	7,978,706	7,963,297

(i)	Refers to the elimination of the Company’s unrealized gain on disposal of its participation in Pegasus to Telemar, in the amount of R$43,034, recognized in December 2002. In February 2003,

Notes to the financial statements

the sale price of Pegasus shares was adjusted downwards, reducing the Company’s income by R$20,647. However, in November 2003, Pegasus’ management prepared technical appraisals regarding the expectations of future taxable income, concluding that tax credits would be fully used. Accordingly, the sale price was adjusted again, reflecting an installment of R$85,450, payable in proportion to the utilization of the tax credits for the period before the acquisition by Telemar. The Company recognized non-operating revenues of R$20,884 (24.44% share in tax credits). Both price adjustments had a final positive impact on the Company of R$237 in 2003.

(ii)	Refers to the adjustment for the elimination of the amortization of the goodwill paid by Telemar on the acquisition of the Company’s participation in Pegasus, in the final amount of R$78,160, increased by the supplementary amount of R$20,884 as mentioned in the previous paragraph. This goodwill is being amortized in 60 months in Telemar, according to appraisals about the expectations of future profitability of the business. For consolidation purposes, as this is a goodwill within the same economic group, its formation and subsequent amortization have been eliminated.

(iii)	The goodwill paid by the Company upon acquiring its holding in Pegasus, in January 2001, is accounted for in the consolidated statements at R$55,772, and amortized over 60 years. At the Company, such goodwill was fully amortized when the interest in Pegasus was sold to Telemar. For consolidation purposes, this amount is considered as part of the goodwill paid to third parties for the acquisition of Pegasus and amortized in accordance with the studies mentioned above.

(iv)	Refers to the elimination of the Company’s unrealized gain on disposal of its participation in Oi (reversal of the provision for unsecured liabilities). The amortization of the goodwill paid by Telemar on the acquisition for one Real (R$1.00) of the Company’s participation in Oi is also being eliminated and amortized over 9,5 years, as from May 2003, according to the average asset depreciation rate.

28	FINANCIAL INSTRUMENTS
      TNL and its subsidiaries are mainly exposed to market risk arising from changes in exchange rates, due to the volume of debts in foreign currency, while their revenues are in reais. To reduce exposition to this risk, they use derivatives instruments, such as swap agreements. TNL and its subsidiaries do not use derivatives for other purposes.
      These transactions are carried out by the Company’s financial department in accordance with the strategy previously approved by management.

(a)	Foreign exchange risk
      Approximately 57% (2004—67%) of the consolidated debt, including debentures and excluding swap operations, is expressed in foreign currency (United States dollars, currency basket of BNDES and Japanese Yen).
      The sum of the nominal values of the foreign currency swaps, and of investments in foreign currency at December 31, 2005, totals US$1,866,342 thousand (2004—US$2,406,958 thousand) (consolidated), and US$680,886 thousand (2004—US$1,247,420 thousand) (parent company), representing 97% and 120% of debt coverage, respectively (2004—91% and 103%).

(b)	Derivatives
      The Company limits its use of derivatives to managing risk that could negatively impact its financial and operating flexibility. The Company’s risk management strategy is designed to protect against adverse

Notes to the financial statements

changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.
      The Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt.
      The summary of the carrying amount of financial instruments is as follows:
      These transactions can be summarized as follows:

	Derivatives		Recorded loss
	contract value		on derivatives

	2005	2004	2005	2004

Consolidated
Foreign currency investments(i)	1,038,414	1,138,193	(112,418)	(77,995)
Foreign currency swap(ii)	3,329,778	5,250,493	(1,469,328)	(999,722)
      The foreign currency swap transactions transfer the risk of variation in foreign currencies to the CDI variation.

(i)	The result of foreign currency investments refers to interest on financial investments in U.S. dollars recorded as “Results on swap operations (see details in Note 7).

(ii)	Foreign currency swap transactions transfer the risk of variation in foreign currencies to variation of the CDI. Under the terms of the swap agreements, the Company pays to or receives from the counterparties at maturity the amounts, if any, on an average of 100.5% of the variation in the CDI rate (interbank deposit certificate rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchanges plus the estimated weighted average coupon of the cross-currency interest rate swaps at December 31, 2005 of 8.04% for US dollar debts and 1.66% for Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the variation of the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gain and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gains and losses are paid or received to or from the counterparties, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2005 and 2004 the Company had payables of R$1,952,067 and R$1,417,100 respectively.

(c)	Interest rate risk
      TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP or CDI for real-denominated debts, and based on LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies. To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.
      At December 31, 2005, approximately 81% of all loans, including debentures, were remunerated at floating rates, of which 22% are replaced with fixed rates by means of swap transactions (2004—81% and 24%, respectively).

	Value of derivative		Losses on
	contracts		derivatives

	2005	2004	2005	2004

Interest rate swaps	1,435,849	2,090,736	(23,375)	(51,109)

Notes to the financial statements

(d)	Credit concentration risk
      The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 11).
      Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.

(e)	Fair value of financial instruments
      Except for the direct and indirect investments in Telemar, the market values of the main financial instruments are similar to the book values, shown as follows:

	2005		2004

		Market		Market
	Book value	value	Book value	value

Marketable securities(i)	3,736,695	3,736,695	5,403,398	5,403,398
Loans and financing(ii)	8,629,726	8,604,386	10,789,288	10,687,177
Debentures(ii)	1,224,816	1,228,347	1,225,016	1,225,526
Derivatives(iii)	1,952,067	1,905,795	1,417,100	1,249,063

(i)	The book values of marketable securities on December 31, 2005 and 2004 are similar to their fair value, because they are recorded at realizable value.

(ii)	The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)	The fair value of derivatives differs substantially from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to their maturity.

29	EMPLOYEES BENEFITS

(a)	Private Pension Plans
      Fundação Sistel de Seguridade Social (“Sistel”) is a private, non-profit pension plan created on November, 1977, to establish private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to Sistel sponsored employees and their families.
      TNL and its subsidiary Telemar sponsor private pension plans with defined benefits (PBS-A and PBS-Telemar) and TNL and its subsidiaries, Telemar and Oi sponsor a private pension plan with defined contribution (TelemarPrev).
      With the statutory changes approved by the SPC on January 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos PBS-Assistidos—“PBS-A”).
      Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Sistel’s Executive Board filed in October 2004 a request to transfer to “Fundação Atlântico de Seguridade Social”, the management of

Notes to the financial statements

the PBS-Telemar and TelemarPrev plans. This pension fund was formed by Telemar and authorized to start activities on January 12, 2005 by Secretariat for Complementary Pensions.
      “Fundação Atlântico de Seguridade Social”, is a non-profit, multi-sponsored, limited private pension plan company, administratively and financially autonomous, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, and its objective is to manage private pension plans for the employees and directors of its sponsors.
      In December 2005, the SPC approved the changes in the Regulations of the Benefit Plans, PBS-Telemar and TelemarPrev, to comply with the requirements of Resolution MPS/ CGPC no. 06, dated October 30, 2003 and Instruction SPC no. 5 dated December 9, 2003 relating to the Institutes (Deferred Proportional Benefit, Self sponsored, Rescue and Portability).
      The bookkeeping of the pension and social assistance plans is totally segregated, enabling the determination of results per benefit plan.
      The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to the recording of benefits granted to employees, approved by CVM Resolution No. 371, of December 31, 2000, are presented below.

(i)	Defined benefit plans (PBS-A and PBS-Telemar)
      At the time of the Sistel restructuring, the PBS-Telemar plan (individual) was introduced, maintaining the rights established in PBS-A (solidary). In addition to monthly income supplementation benefits, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis.
      The contribution from active participants is the sum of: (a) between 0.5% and 1.5% of the participation salary (depending on the age of the participant); (b) 1% of the participation salary that exceeds half the contribution salary, limited to the value of the Sistel Standard Unit; and (c) 11% of the amount which exceeds the participation salary. The actuarial method to determine the cost of benefits is the capitalization method. The contribution of the Company and its subsidiaries was 8.78% of the payroll cost of the employees that participate in the plan, of which 7.28% is allocated to PBS-Telemar and 1.5% to PAMA. The financial regime to determine the plan’s costs is that of capitalization.
      During the year ended December 31, 2004 there was no company contribution and during the year ended December 31, 2005 the company’s contribution amounted to R$151 (consolidated).
      This plan accepts no new participants since the formation of TelemarPrev, in September 2000. Almost 96% of the then existing participants migrated to TelemarPrev.
Reconciliation of assets and liabilities at December 31:

	2005		2004

	PBS-A(*)	PBS-Telemar	PBS-A(*)	PBS-Telemar

Fair value of plan assets	2,777,961	177,909	2,584,900	161,920
Present value of actuarial liabilities	(2,196,133)	(153,954)	(1,987,722)	(141,800)

Fair value of assets in excess of actuarial liabilities	581,828	23,955	597,178	20,120

(*)	PBS-A has no active participants, and sufficient technical surplus to cover future actuarial liabilities.
      Although the plans assets exceed the actuarial liabilities at December 31, 2005 and 2004, such excesses will not be recognized, as law does not determine its reimbursement; in addition, PBS-A is not a contribution plan.

Notes to the financial statements

Changes in plan assets:

	PBS-A	PBS-Telemar

Fair value of assets at December 31 2004	2,584,900	161,920
Benefits paid during the year	(181,669)	(12,264)
Reversal contributions during the year		358
Impact due to anticipated liquidation in benefit plan		(5,846)
Actual yield of plan assets	374,730	33,741

Fair value of plan assets at December 31, 2005	2,777,961	177,909

Changes in actuarial liabilities:

	PBS-A	PBS-Telemar

Liabilities at December 31, 2004	1,987,722	141,800
Gross current service cost (including interest)		669
Interest on actuarial liability	214,328	18,295
Benefits paid during the year	(181,668)	(12,264)
Impact due to reduction in benefit plan		1,385
Impact due to anticipated liquidation in benefit plan		(5,846)
Actuarial loss	175,751	9,915

Liabilities at December 31, 2005	2,196,133	153,954

      The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.
(ii) Defined contribution pension plan (TelemarPrev)
      TNL and its subsidiaries sponsor Sistel’s TelemarPrev plan, approved by the SPC in September 2000.
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
      During the year ended December 31 2004 there were no company contributions and during the year ended December 31 2005 there were contributions in the amount of R$170 (parent company) and R$8,106 (consolidated).
      The reconciliation of assets and liabilities at December 31, 2004 and 2003 is not presented herein, as this is a defined contribution plan.

Notes to the financial statements

(iii)     Plan’s expected results for 2006 are as follows::

	PBS-A	PBS-Telemar

Anticipated return of assets	369,193	27,075
Cost of current service		(686)
Interest cost	(282,242)	(19,894)

Total income expected for 2006	86,951	6,495

      Revenues will not be recognized, for lack of evidence that such assets could reduce future contributions from sponsors and because they are not reimbursable.
(iv)     Main actuarial assumptions
      The main actuarial assumptions used in the calculations of PBS-A, PBS-Telemar and TelemarPrev are the following:

	% per Year

	2005			2004

			PBS-Telemar			PBS-Telemar
			and			and
	PBS-A		TelemarPrev	PBS-A		TelemarPrev

Discount rate of actuarial liability	13.42		13.42	11.30		13.42
Expected remuneration rate of assets	13,75		14,17	12.20		13.75
Estimated inflation rate	7.00		7.00	5.00		7.00
Estimated salary increase	(*	)	7.00	(*	)	7.00
Estimated benefit increase rate	7.00		7.00	7.00		7.00
Mortality table	UP94		UP94	UP84		UP84

(*)     This plan has no active participants.
      Considering that the life expectation of the population in general and of the participants has been growing, due to a series of factors, among which the technological development of medicine, public health policies and the prevention of diseases through quality of life programs in general, the mortality table was altered from UP84 to UP94 to analyze the actuarial liabilities of the benefit plans sponsored by TNL and its subsidiaries, Telemar and Oi.

(b)	Employees’ profit sharing
      The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

➢	Meeting the targets for economic added value (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic added value); and

➢	Operating indicators.
      At December 31, 2005, the Company recorded provisions based on the best estimate of the accomplishment of these targets, in the amounts of. R$25,947 (2004—R$78,601). The recorded provision also includes a provision for possible losses on stock options (see comments in Note 29(d)).

Notes to the financial statements

      The changes in the provision can be summarized as follows:

Balance of the provision on December 31, 2004	78,601
Payment of profit sharing referring to the year 2003	(103,336)
Provision of 2004
Profit sharing provision, including prior year’s payment complement	46,178
Stock options compensation (Note 29(d))	4,504

Balance of the provision on December 31, 2005	25,947

      Until December 31, 2003, the Company classified such amounts separately in the statement of income for the year. As from 2004, the Company records such amounts as “Other operating expenses” (Note 6), to align with the local preparation of financial statements’ best practices.

(c)	Other benefits
      The Company provides its employees with medical and dental plans, prescription drug aid, day-care support and group life insurance through discounts in the payroll according to salary rates set out in the collective labor agreements.

(d)	Stock options
      TNL established stock option plans, whereby preferred shares were reserved for a selected group of executives. Options are exercisable at varying dates, on a cumulative basis up to 5 years. Options become fully exercisable after the fifth year.
      Executives who adhere to the plan must pay the Company 10% of the shares valued at the offer price, upon contract signature. This amount will be deducted from the exercise price after the 5-year period. In the event of contract termination prior to the 5-year period, the Company may opt for delivering a number of shares equivalent to the 10% paid, or pay the market value based on prices quoted on the stock exchange during the last 90 days.
      The offer price is restated in accordance with the IGP-M (internal price index) variation, plus interest of 6% p.a. Executives may opt to receive the difference between the market price and the exercise price, or to receive the equivalent shares.
      In the event of dividend distribution, their value will be reduced by the value of options exercised. Should an executive decide to sell the acquired shares after the exercisable period, he/she must grant the Company the right of preference in the acquisition of the shares at the market value on the date of sale.
      The following table summarizes stock option transactions carried out up to December 31, 2005:

		Initial	Exercise price
	Number of	option
	shares	price	2005	2004

	(in thousands)	In Reais
Shares offered in July 2000	250	30.00	68.25	63.22
Shares offered in May 2001	1,296	33.00	64.54	61.31
Shares offered in July 2002	1,241	24.73	40.55	37.22

	2,787
Offerings extinguished due to rescissions	(1,520)

Options outstanding at December 31, 2005 (0.33% of shares outstanding)	1,267

Notes to the financial statements

      The market value of the shares on the last business day of 2005 was R$41.50 (2004—R$44.40) per share. Considering that the market value is higher than the value of the stock options granted under the July 2002 plan, management records a provision for possible losses, which at December 2005 amounted to R$4,504. If all options under the July 2002 plan were exercised, the total disbursement would equal R$3,069, as there are 620 thousand valid shares. The current provision for such future disbursements is calculated based on the period lapsed since the creation of the plan, taking into account the weighted average of exercisable options per year.
      The next table shows the position of stock options outstanding at December 31, 2005:

Stock options
	Stock options outstanding			exercisable

			Weighted		Weighted
	Number of	Weighted	Average	Number of	average
	shares in	average	Exercise	shares in	remaining
Exercise price ranges on the contract’s settlement date	thousands	remaining life	Price	thousands	life

		(in)			(in)
		years			years
R$20.00–29.99	620	1.58	40.55	485	40.55
R$30.00–39.99	647	0.45	65.23	427	65.43

Total	1,267			912

30.	TRANSACTIONS WITH RELATED PARTIES
Loan contracts with BNDES
     In December 1999, some of the former 16 subsidiaries fixed-line telephone operators, merged into Telemar, signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$400 million, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.
      In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$2,700 million with the interest rate of the contract, in national currency based on TJLP and of the foreign currency contract (Currency Basket of BNDES) based on variable interest rates of BNDES, plus 3.85% per year. Financial charges were due quarterly until January 2002 and monthly for the period from February 2002 to January 2008.
      Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of the consortium that also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.
      At December 31, 2005, the balance of this credit line on the balance sheet totaled R$1,142.6 million (2004—R$1,707.2 million). In the period from December 2003 to December 2005, Telemar and Oi withdrew respectively, R$636,104 and R$585,000 relating to new loan contracts signed with BNDES in October 2003, September 2004 and July 2005, in the total amount of R$1,400,945. The funds will be used for the expansion of the telecommunication networks and to introduce operating improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the financing, in its totality, to Telemar, as commented in Note 20, letter (d), item (ii).
Investment and contract with iG
     As discussed in Note 1(a), the Company, through its subsidiary TNL. Net, had an indirect interest representing 17.5% of the total capital of the internet gate iG, which had among its shareholders some of

Notes to the financial statements

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
Administration fee—Telemar Participações
     In the Extraordinary General Meeting of November 30, 1999, the shareholders deliberated and approved an agreement to render managing and administrative services between the Company and Telemar Participações S.A, major shareholder of Parent Company, charging an administration fee, as allowed for in the concession contracts. This agreement was in effect until December 31, 2003, and has not been renewed.
Rental of transmission infrasctructure
     AIX renders services to Telemar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2004, such costs added up to R$20,933 (2003—R$40,676) and are recorded as “Rentals and insurance” in Note 5.
TelemarPrev investments (pension funds)
     As described in Note 40 (h), TelemarPrev had investments in equity security in approximately 36 Brazilian companies at December 31, 2004, including Telemar Participações, Fiago Participações S.A., L.F. Tel S.A. and TNL. These four investments totaled R$666,357 in which Telemar Participações and Fiago Participações represent a combined 68.7% of this amount.
31     INSURANCE
      During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.
      Assets and responsibilities of material value and/or high risk are covered by insurance. Telemar and its subsidiaries hold insurance policies that guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.
      Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets at December 31, 2005 and 2004:

Insurance type	Insured amount

Operating risks and loss of profits	560,000
Third party liability—comprehensive	20,000
Third party liability—vehicles	3,000
Third party liability—third parties	57,768
Insurance guarantee	28,441

Notes to the financial statements

32     COMMITMENTS

(a)	Rentals
      The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases amounted to R$545,459, R$495,263 and R$439,450 for 2005, 2004 and 2003, respectively.
      The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2005 and expiring in 2006 amount to R$634,271.
      The Company has several capital lease agreements for information technology equipment. The amounts charged to income for the years 2005, 2004 and 2003 were R$59,701, R$44,926 and R$24,364, respectively (Note 17).

(b)	Labor agreements
      The state labor unions are associated either with the Federação Nacional dos Trabalhadores em Telecomunicações—“Fenattel” (National labor union, or with the Federação Interestadual dos Trabalhadores em Telecomunicações—“Fittel” (Interstate labor union). Management negotiates new collective labor agreements every year with the local labor unions.

(c)	Reversibility of property, plant and equipment
      A substantial part of the property, plant and equipment of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

Notes to the financial statements

33     SEGMENT REPORTING

	2005

			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

	(in million of Brazilian Reais)
Gross operating revenues:
Local	12,146.4	1,425.8		(13.4)	13,558.8
Long-distance	3,823.7			(28.6)	3,795.1
Data transmission	1,936.3	26.6	566.3	(468.2)	2,061.0
Remuneration for network usage	1,111.6	907.0		(717.1)	1,301.5
Prepaid calling cards for public telephones	1,111.1				1,111.1
Sale of handsets and accessories		767.3			767.3
Other revenues	809.9	302.9	116.0	(137.1)	1,091.7

	20,939.0	3,429.6	682.3	(1,364.4)	23,686.5
ICMS and other indirect taxes	(5,900.3)	(699.5)	(73.9)	59.7	(6,614.0)
Discounts and returns	(191.9)	(110.2)	(23.0)		(325.1)

Net operating revenues	14,846.8	2,619.9	585.4	(1,304.7)	16,747.4

Cost of services rendered and products sold:
Interconnection	(3,023.5)	(86.8)	(0.4)	717.2	(2,393.5)
Depreciation	(2,484.1)	(419.3)	(26.3)		(2,929.7)
Network maintenance	(919.0)	(117.1)	(10.1)		(1,046.2)
Cost of handsets and accessories		(835.5)			(835.5)
Other	(1,344.5)	(429.8)	(130.8)	314.2	(1,590.9)

Total cost of services rendered and products sold	(7,771.1)	(1,888.5)	(167.6)	1,031.4	(8,795.8)
Gross profit	7,075.7	731.4	417.8	(273.3)	7,951.6

Selling expenses:
Third party services and marketing	(660.7)	(270.9)	(9.6)	25.0	(916.2)
Sales commission	(484.6)	(248.7)	(150.3)	305.8	(577.8)
Provision for doubtful accounts	(460.9)	(41.2)	(3.3)	(0.3)	(505.7)
Contact center	(300.4)	(82.0)	(5.8)		(388.2)
Other	(221.4)	(69.4)	(3.5)	2.0	(292.3)

Total selling expenses	(2,128.0)	(712.2)	(172.5)	332.5	(2,680.2)
General and administrative	(852.5)	(186.5)	(45.2)	0.1	(1,084.1)
Financial results	(1,322.3)	(61.4)	(229.2)	(3.2)	(1,616.1)
Other operating results, net	(633.8)	58.9	2,013.2	(2,157.2)	(718.9)
Net income (loss) for the year	1,738.2	(18.6)	1,710.2	(2,315.7)	1,114.1
Accounts receivable	3,335.6	466.2	29.4	(120.5)	3,710.7
Property, plant and equipments	9,391.4	3,412.1	43.0		12,846.5
Loans and financing	7,014.7		2,281.1	(666.1)	8,629.7

Notes to the financial statements

	2004

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	Center	holding	eliminations	Consolidated

	(in million of Brazilian Reais)
Gross operating revenues:
Local	11,581.7	925.7				12,507.4
Long-distance	3,661.3					3,661.3
Data transmission	1,508.0			596.7	(497.1)	1,607.6
Remuneration for network usage	1,269.3	781.9			(657.3)	1,393.9
Prepaid calling cards for public telephones	1,017.2					1,017.2
Sale of handsets and accessories		747.8				747.8
Contact center			709.1		(453.2)	255.9
Other revenues	729.6	217.4	0.2	201.2	(214.9)	933.5

	19,767.1	2,672.8	709.3	797.9	(1,822.5)	22,124.6
ICMS and other indirect taxes	(5,510.6)	(521.8)	(54.7)	(54.8)	81.1	(6,060.8)
Discounts and returns	(147.1)	(59.9)		(15.1)		(222.1)

Net operating revenues	14,109.4	2,091.1	654.6	728.0	(1,741.4)	15,841.7

Cost of services rendered and products sold:
Interconnection	(3,053.0)	(119.9)		(0.9)	657.3	(2,516.5)
Depreciation	(2,585.6)	(338.1)	(22.3)	(28.4)		(2,974.4)
Network maintenance	(785.8)	(99.9)		(33.1)	38.9	(879.9)
Cost of handsets and accessories		(932.1)				(932.1)
Other	(1,092.4)	(315.1)	(551.8)	(87.5)	223.3	(1,823.5)

Total cost of services rendered and products sold:	(7,516.8)	(1,805.1)	(574.1)	(149.9)	919.5	(9,126.4)
Gross profit	6,592.6	286.0	80.5	578.1	(821.9)	6,715.3

Selling expenses:
Third party services and marketing	(570.4)	(194.7)	(3.9)	(3.4)	48.4	(724.0)
Sales commission	(501.9)	(135.2)		(165.2)	434.8	(367.5)
Provision for doubtful accounts	(503.7)	(53.1)		(7.5)		(564.3)
Contact center	(238.1)	(69.2)			304.8	(2.5)
Other	(250.8)	(73.3)	(1.9)	(0.1)	2.2	(323.9)
Total	(2,064.9)	(525.5)	(5.8)	(176.2)	790.2	(1,982.2)
General and administrative	(753.8)	(132.5)	(32.2)	(37.7)	6.5	(949.7)
Financial results	(1,450.8)	(148.0)	1.0	(33.5)	(9.9)	(1,641.2)
Other operating results, net	(1,019.7)	60.7	(13.0)	825.6	(489.0)	(635.4)
Net income (loss) for the year	887.9	(459.5)	37.9	770.2	(485.5)	751.0
Accounts receivable	3,280.6	357.2	39.8	114.3	(161.9)	3,630.0
Property, plant and equipments	10,507.9	2,697.8	178.5	386.0		13,770.2
Loans and financing	6,681.3	471.2	25.3	3,921.3	(309.9)	10,789.2

Notes to the financial statements

	2003

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	center	holding	eliminations	Consolidated

	(In millions of Brazilian Reais)
Gross operating revenues:
Local services	11,074.5	478.8				11,553.3
Long distance services	2,963.6					2,963.6
Remuneration for network usage	1,303.5	488.5			(345.3)	1,446.7
Data transmission	1,146.2			414.7	(377.0)	1,183.9
Prepaid calling cards for public telephones	808.4					808.4
Sale of handsets and accessories		598.4				598.4
Contact center			448.0		(354.2)	93.8
Other revenues	710.1	106.4		11.0	(48.7)	778.8

	18,006.3	1,672.1	448.0	425.7	(1,125.2)	19,426.9

ICMS and other taxes on revenues	(4,940.8)	(284.4)	(37.3)	(39.0)	60.0	(5,241.5)
Discounts and returns	(132.6)	(43.5)		(6.5)		(182.6)

Net operating revenues	12,932.9	1,344.2	410.7	380.2	(1,065.2)	14,002.8

Costs of services rendered and goods sold:
Interconnection	(2,779.3)	(111.7)		(6.1)	366.0	(2,531.1)
Depreciation	(2,862.8)	(281.1)	(13.9)	(40.2)		(3,198.0)
Network maintenance	(711.1)	(79.3)	(11.0)	(6.4)	18.4	(789.4)
Costs of handsets and accessories		(740.9)				(740.9)
Other	(1,132.8)	(212.2)	(309.9)	(127.7)	357.5	(1,425.1)

Total costs of services rendered and goods sold:	(7,486.0)	(1,425.2)	(334.8)	(180.4)	741.9	(8,684.5)
Gross profit	5,446.9	(81.0)	75.9	199.8	(323.3)	5,318.3
Selling expenses:
Third party services and marketing	(598.5)	(232.9)	(2.3)	(124.0)	116.4	(841.3)
Provision for doubtful accounts	(534.9)	(59.7)	(0.3)	(2.7)		(597.6)
Sales commission	(266.1)				266.1
Contact center	(199.8)	(49.7)			245.6	(3.9)
Other	(247.1)	(49.2)	(1.6)	(1.5)	3.6	(295.8)

Total selling expenses:	(1,846.4)	(391.5)	(4.2)	(128.2)	631.7	(1,738.6)
General and administrative expenses	(693.2)	(107.3)	(22.2)	(39.9)	7.3	(855.3)
Financial result, net	(1,402.9)	(858.0)	2.6	80.0		(2,178.3)
Other operating result, net	(449.1)	280.8	(1.7)	86.1	(148.0)	(231.9)
Net income (loss) for the year	794.5	(873.8)	93.6	726.0	(527.6)	212.7

Accounts receivable, net	3,232.2	367.9	26.7	71.0	(164.3)	3,533.5
Property, plant and equipment, net	12,164.4	2,246.0	105.5	384.4		14,900.3
Loans and financing	8,731.2	18.3		5,093.1	(2,905.7)	10,936.9

34	SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP
      The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

Notes to the financial statements

      The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP, as described below:

(a)	Subsidies on postpaid mobile handsets (restated)
      Under Brazilian GAAP, the Company defers and amortizes the subsidies over a period of 12 months since this is the period agreed upon in the contract with the customer. If the customer intends to terminate the agreement within a year, he or she has to pay a fine equal to the amount of the subsidy on a pro rata basis over the 12 month period. Amortization of the subsidy over 12 months matches the Company’s revenues and costs on a monthly basis.
      For US GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(b)	Derivatives
      Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average 100.5% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts are recorded under interest income when the contracts expire while losses are recorded currently against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.
      Under US GAAP, all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The Company does not account for any activities as hedging activities and does not hold derivatives for trading purposes.

(c)	Business combinations (restated)
      Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in income over a period consistent with the period over which the expectation is to incur gains or losses. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in income over a period consistent with the assets’ useful lives.
      Under US GAAP the Company adopted the procedures determined by SFAS N° 141 Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase.
      Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, the Company adopted SFAS N°142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.

Notes to the financial statements

      The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess is required to be recorded as impairment.
Reporting units
     For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
      The Company identified the following six reporting units for the year 2005:
      1.     Fixed-line telecommunications services;
      2.     Mobile telecommunications services;
      3.     Data-transmission services;
      4.     Rental of duct infrastructure;
      5.     Business internet access services; and
      6.     Consumer internet access services).
      The contact center services reporting unit has been spun-off in 2005 (See Note 35).
      According to SFAS 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.
Acquisition of Pegasus
      The Company assigned all assets and liabilities of the acquired company, Pegasus, to the data-transmission services reporting unit. However, of the total acquired goodwill in the amount of R$253,120, a portion in the amount of R$87,500 was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus produced a significant reduction in network maintenance costs to that reporting unit. The remaining portion (R$165.620) of the total goodwill was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.
      The amount of R$253,120 refers to R$138,870 of non-allocated goodwill and R$114,250 of Goodwill-Synergies (R$87,500 of which was allocated to the data transmission reporting unit). For US GAAP reconciliation purposes, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations as of January 1, 2002. The Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002.

Notes to the financial statements

      The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of Pegasus’ acquisition, adjusted in 2003 as mentioned in Note 3(b):

Current assets	51,192
Long-term assets	67,380
Property, plant, and equipment(i)	484,545
Indefeasible rights of use	532,162
Goodwill	253,120

Total assets acquired	1,388,399

Current liabilities(*)	477,223
Long-term debt(*)	587,662

Total liabilities assumed	1,064,885

Total purchase price	323,514

(*)     Including indefeasible rights of use.

(i)	Includes the amount of the purchase price paid by Telemar to third parties on the acquisition of Pegasus (Note 3(b)) allocated as property, plant and equipment, in the amount of R$152,084.
The Company has performed the impairment test for the goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform step two and no impairment was recorded.
Intangible assets
     The Company’s intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,

	2005			2004

	Carrying	Accumulated
	amount	amortization	Net	Net

Intangible assets subject to amortization:
Licenses—Oi(i)	1,236,567	(304,855)	931,712	1,020,415
Indefeasible rights of use (IRU)(ii)	680,044	(233,826)	446,218	470,110
Intangible assets not subject to amortization:
Goodwill-Synergies(iii)
Fixed-line transmission unit	26,750		26,750	26,750
Data-transmission reporting unit	87,500		87,500	87,500
Other goodwill allocated to fixed-line transmission unit	139,547		139,547	138,870

Total Intangible Assets	2,170,408	538,681	1,631,727	1,743,645

(i)	Refers to the amount paid by Oi, in February 2001, to operate the personal mobile service and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004. The Company began amortizing the main license, acquired in 2001, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.

Notes to the financial statements

(ii)	Refers to several indefeasible rights of use contracts of Pegasus and Telemar. (See Note 34 (m))

(iii)	Refers to the amount of goodwill paid by the Company to third parties on the acquisition of Pegasus allocated as synergies, justified by the gains of the combined operations of Telemar and Pegasus. For Brazilian GAAP, the Company began amortizing the synergies as of January 2003 on a straight-line basis over the term of the expected return, which is five years. Under US GAAP this amount of goodwill allocated to synergies is not amortized, but rather subject to an annual impairment test, in accordance with SFAS 142.

For US GAAP reconciliation purpose, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations and the Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002, in accordance with SFAS 142.
Participation increase in AIX
     On December 16, 2003, upon the disposal of Alcatel’s participation in AIX and the capitalization of its shareholders’ credits, Pegasus increased its participation in AIX from 18.1% to 50%. Alcatel disposed of its participation in AIX for R$1.00, and based on an independent valuation by third parties, Pegasus recorded a negative goodwill of R$53,952. The accounting treatment for negative goodwill in Brazilian GAAP differs from that in U.S. GAAP. In 2004, management executed an impairment test on AIX’s assets under Brazilian GAAP, which resulted in an impairment loss in the amount of R$53.9 million. As a result, the negative goodwill was adjusted by R$17.4 million, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment
      The net negative goodwill in the amount of R$25.8 million has been reclassified to deferred income for disclosure purposes under Brazilian GAAP, which requires that the net negative goodwill should be disclosed, according to CVM Instruction No. 247, as deferred income.
      Under U.S. GAAP, negative goodwill is not allowed and must be allocated to the other assets acquired. The Company allocated the negative goodwill by decreasing AIX’s intangible asset related to long-term receivables from Barramar S.A. (a company from which AIX rents duct infrastructure) that qualified as an intangible asset under the criteria of FAS 141.
      On December 31, 2003, Pegasus disposed of the totality of its participation in AIX against its Brazilian GAAP book-value to Telemar.

(d)	Fistel fee upon activation of new clients (restated)
      Fistel “Fundo de Fiscalização das Telecomunicações” is a telecommunications inspection fund under the supervision of the regulatory agency Anatel. Under Brazilian GAAP, since these Fistel fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs.
      For US GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(e)	Deferred charges from pre-operating period
      Under Brazilian GAAP, expenses incurred during the pre-operating period are deferred until the entity is fully operational, at which time the expenses are amortized to income over the time of the expected future benefit of the new subsidiary (Note 19).

Notes to the financial statements

      Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(f)	Pension plans and other post-retirement benefits
      Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the dead line for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP accounting principles (Note 27). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.
      The funded status of the plans at December 31, 2005 and 2004, in accordance with US GAAP, is presented in Note 40. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 39. Brazilian GAAP and US GAAP do not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

(g)	Revenue recognition
      Under Brazilian GAAP, installation revenues are recognized in the period in which the installation services are provided while related costs of services are recognized when incurred.
      The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.
      In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104— Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2005, 2004 and 2003 of R$39,579, R$58,511 and R$80,589, respectively.

Notes to the financial statements

      Under US GAAP, fixed-line public telephone prepaid calling card revenues are deferred and recognized in income, based on customer usage.

(h)	Capitalized interest and its depreciation
      As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was calculated at a rate of 12% per year of the balance of construction-in-progress. The part, which relates to interest on third-party loans, is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, in compliance with a regulation issued by the CVM (Deliberação CVM N° 193), management changed its interest capitalization policy. Similar to US GAAP, under this regulation interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest includes: (i) monetary gains and losses associated with loans and financing in foreign currency and (ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.
      Under US GAAP, in accordance with the provisions of SFAS N° 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not associated with construction-in-progress can be capitalized.

(i)	Corporate reorganization

(i)	Date of acquisition
      Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to the approval of the operation by shareholders. The fixed-line subsidiaries’ corporate reorganization, which occurred in 2001, was recorded based on accounting balances as of March 31, 2001, despite of the fact that the approval of the operation by the shareholders only occurred on August 2, 2001.
      Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case, shareholder and regulatory approval was required and was only received on August 2, 2001, which is thus the acquisition date for USGAAP purposes. Likewise, the date of the sale of the participation in subsidiaries to third parties is the date of the shareholders’ approval.
(ii)     Basis of accounting
      Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries , which of R$50,669 was recorded as a capital gain in “non-operating income”.
      Under US GAAP, the consideration given in the form of shares in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of those shares. The

Notes to the financial statements

difference between the book value and quoted value of the shares given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization.
      The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS N° 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on the sale is recorded in income.

(j)	Capital lease
      Under Brazilian GAAP there is no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts are recorded as operational leases, with charges made to income on a monthly basis during the contractual period.
      Under US GAAP, material lease contracts which meet one of the following four criteria according to SFAS N° 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset if: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; and depreciated over the contract’s term if; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair-value of the leased asset over any related investment tax credit.

(k)	Inflation accounting methods and index
      In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and the constant currency method relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued as of January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and equipment, permanent investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement N° 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.
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

Notes to the financial statements

      Shareholders’ equity under US GAAP was increased by R$57,065 at December 31, 2003 due to the additional inflation restatement adjustments, net of depreciation. In 2004 these additional inflation restatement adjustments were totally depreciated and therefore had no more effect on shareholders’ equity as from December 31, 2004.

(ii)	Inflation index
      Under Brazilian GAAP The indexation of the financial statements through 1995 was based on an official government index, the “Unidade Fiscal de Referência” (“UFIR”) except for the year ended December 31, 1990, when it was based on a consumer price index the “Índice de Preços ao Consumidor” (“IPC”). For US GAAP purposes, a general price index, the “Índice Geral de Preços— Mercado”, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.

(l)	Stock option
      Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price. However, the Company started recording a provision for stock option plan compensation in 2003. This provision is calculated according to US GAAP and therefore it is no longer necessary to calculate an adjustment for US GAAP reconciliation purpose.
      Under US GAAP in accordance with APB 25, “Accounting for Shares Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the market-price of the shares purchased over the option price. The market-value discount at which employees can buy shares identifies a stock option plan as a compensatory plan. Terms of the stock option plan determine the amount of shares to be granted but do not determine a fixed price. According to the stock option plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. Also, the exercise price is adjusted for IGP-M plus 6% p. a. from the grant date until the exercise date. Because the ultimate option price is not known until the exercise date, the stock option plan is considered a variable plan. In variable plans, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP, pro forma disclosures of net income and earnings per share are presented using the fair-value method. The fair-value is determined using an option-pricing model (Black-Scholes or binomial option models) which takes into account the share price at the grant date, the exercise price, the option’s expected life, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the option’s expected life. However, based on the terms of the Company’s stock option plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures are provided in Note 29(d). As of 2003 the Company recorded under Brazilian GAAP a provision for Stock Option compensation expense calculated according to US GAAP.

(m)	Rights of use
      The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$446,218 (2004—R$470,110).
      Under BR GAAP, only the monthly payments are accounted for and recorded as expenses in the statement of operations.

Notes to the financial statements

      Under US GAAP, the total amount, (as mentioned above), has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2005, the total amount of current liabilities was R$40,007 (2004—R$42,551) and the total amount of long-term liabilities was R$370,713 (2004—R$410,720).

(n)	Income tax and social contribution (restated)
      Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets, related to tax loss carryforwards and temporary differences, if it is more likely than not that they will be realized on a legal entity basis.
      Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan, approved by the Company’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, the Company discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.
      In Brazil, the tax law is sometimes significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
      Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.
      Under US GAAP, a deferred tax liability or asset shall be recognized for all temporary differences and operating loss and tax credit carryforwards in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” In addition, deferred tax assets shall be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.
      For US GAAP reconciliation purposes, the Company has recorded an additional valuation allowance to fully reserve the deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$195,472 and R$197,000, for the years ended December 31, 2005 and 2003, respectively. For the year ended December 31, 2004, no additional valuation allowance related to the subsidiary Oi, was recorded, since all 2004 deferred tax credits were fully reserved under BR GAAP.
      The total deferred tax assets and related valuation allowance for each of the three years ended December 31, 2005, are as follows:

	2005	2004	2003

Total amount of net deferrable taxes	2,011,990	2,084,498	2,106,729
Valuation allowance	(878,224)	(813,099)	(660,044)

Net deferred tax asset	1,133,766	1,271,399	1,446,685

Current	223,460	122,403	462,386
Long-term	924,042	1,148,996	984,299

Notes to the financial statements

      Under Brazilian GAAP, fiscal incentives are recorded directly in shareholders’ equity as a special capital reserve. Under US GAAP these benefits are recorded as income for the period, in the line item income tax and social contribution.

(o)	Provision for dividends proposed but not yet declared (restated)
      Under Brazilian GAAP, at each balance sheet date the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on own-capital is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverses out the same amount as a reversal of the financial expense.
      Under US GAAP, since dividends proposed, which are above the annual minimum dividends as determined in accordance with the Company’s by-laws, may be ratified or modified at the Annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore not accrued. Under US GAAP, the Company reversed amounts recorded for dividends proposed up to the amount of annual minimum dividends.
      In the previously filed financial statements, the Company reversed for US GAAP purposes, the full amount of dividends proposed by the Board of Directors but not considered declared. However, the amount reversed in 2005 and 2004 exceeded the minimum compulsory dividend by R$38 million and R$63 million, respectively. The Company reduced the amount of the reversal of the dividends proposed but not yet declared by these amounts to properly state the liability (see note 34 (x)).

(p)	Earnings per share
      Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares.
      Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 27). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is calculated by deducting the preferred dividend and common share dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.
      Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of the shares from the preferred stock option plans.

Notes to the financial statements

      The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on own-capital, of R$2.06 per thousand preferred shares in 2005, R$2.90 per thousand preferred shares in 2004 and R$2.10 per thousand preferred shares in 2003.

(q)	Equity method accounting
      Under Brazilian GAAP, investments in affiliated companies are accounted for under the equity method if the company has influence over the administration or holds more than a 20% participation (voting or non-voting shares) in the investee. Until December 27, 2002, the Company owned only preferred shares of Pegasus, and under Brazilian GAAP accounted for the investment using the equity method.
      Under US GAAP, the equity method is required if the Company holds 20% or more of the voting shares of an investee and has the ability to exercise significant influence over the investee’s operational and financial decisions. In February 2003, the Company acquired the remaining share participation of Pegasus (Note 3(b)).

(r)	Segment reporting
      Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003 (including comparative numbers for 2002). The segment reporting included in Brazilian GAAP uses the presentation basis of US GAAP (Note 33).
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

(s)	Permanent assets
      Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and tax law through 1995.
      Under US GAAP, some of these assets would be classified as non-current assets, especially intangible assets.

(t)	Retained earnings
      Under Brazilian GAAP, a company formed as a result of a split-off may present retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the split-off deems so by allocating retained earnings from the parent company to the new company.

Notes to the financial statements

      Under US GAAP, “retained earnings” allocated in the split-off are not considered historical retained earnings because such amount represents capital allocated from the parent company and is described as “distributable capital.”

(u)	Statement of cash flows
      Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information.
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

(v)	Classification of income statement line items
      Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2005, 2004 and 2003. Accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 38). The reclassifications are summarized as follows:

➢	Interest in subsidiaries, whereby credits made directly to equity which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed statement of operations in accordance with US GAAP.

➢	Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

➢	The net income (loss) differences between Brazilian GAAP and US GAAP—as detailed in the reconciliation in Note 36, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

➢	Non-recurring gains or losses are presented as a separate line item under BR GAAP, but reclassified to “other operating expenses, net” for US GAAP presentation purposes.

➢	Non-operating income (expense) is presented as a separate line item after operating income under BR GAAP, but reclassified to “other operating expense, net” for US GAAP presentation purposes, and thus included in US GAAP “operating income”.

➢	Equity accounting adjustments are presented as a separate line item under BR GAAP, but (i) reclassified to “other operating expenses, net” for US GAAP presentation purposes and (ii) the part of this adjustment which refers to fiscal incentives, is reclassified to income taxes and social contribution for US GAAP presentation purposes (R$64,933, R$78,732 and R$89,898 for the years

Notes to the financial statements

2005, 2004 and 2003, respectively). The remaining amount refers mainly to adjustments for prescribed dividends (R$10,050, R$37,100 and R$10,217 for the years 2005, 2004 and 2003, respectively).

➢	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. These amounts have been reclassified to other operating expense, net in the condensed consolidated statement of operations in accordance with US GAAP.

(w)	Recent US GAAP accounting pronouncements

(i)	EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common shares. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company; The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of basic and diluted earnings per share.

(ii)	SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for no monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

(iii)	Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non-

Notes to the financial statements

preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005.

In October 2005, the FASB issued SFAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement No. 123(R)” with recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement No. 123 (revised 2005), Share-Based Payment. The Company will apply this statement to measure its share option program as of the year ending December 31, 2006, but does not expect any significant impacts on its financial position, results of operations or cash flows.

(iv)	Accounting changes and error corrections

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

The company will adopt this statement, if applicable, as of the year ending December 31, 2006, but it does not expect this statement to have any significant impact on its financial position, results of operations or cash flows.

(v)	In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. The Company does not expect FSP FIN 46(R)-5 to have a significant impact its our financial position, results of operations or cash flows.

(vi)	In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact its our financial position, results of operations or cash flows.

(x)	Restatement of previously issued financial information
      In prior filings, the Company did not properly reflect the accounting differences and methodology between Brazilian GAAP and US GAAP for the items listed below. The 2005 balances of shareholders’ equity and net income presented below as previously reported are derived from the Company’s financial statements included in the Form F-4 filed by Telemar Participações and prepared in connection with the listing of its securities. The 2004 and 2003 balances of shareholders’ equity and net income presented below as previously reported are derived from the Company’s financial statements included in the Company’s 2004 Form 20-F. The 2004 and 2003 adjustments were already reflected in the Company’s financial statements included in the Form F-4 filed by Telemar Participações, with the exception of the Minority Interest adjustment disclosed in Note 34 (y).

Notes to the financial statements

	2005	2004

Shareholders’ equity, as previously reported	8,008,637	8,864,844
Additional provision for minimum compulsory dividends (note 34(o))	(37,801)	(63,706)
Amortization of Fistel fee upon activation of new clients (note 34(d))	(31,268)	(87,252)
Amortization of Pegasus goodwill (synergies) (note 34(c))		45,700
Amortization of subsidies on postpaid mobile handsets (note 34(a))		(61,328)
Deferred income tax valuation allowance (note 34(n))		(320,000)
Tax effect	10,631	34,980

Minority interest (note 34(d))	(12,275)	(135,316)

Shareholders’ equity, as restated	7,937,924	8,548,554

	2005	2004	2003

Net income, as previously reported	1,043,898	746,867	976,728
Amortization of Fistel fee upon activation of new clients (note 34(d))	(31,268)	(15,625)	(37,525)
Amortization of Pegasus goodwill (synergies) (note 34(c))		22,850	22,850
Deferred income tax valuation allowance (note 34(n))			(197,000)
Amortization of subsidies on postpaid mobile handsets (note 34(a))		2,402	4,959
Tax effect	10,631	(3,273)	3,303

Minority interest (note 34(y))	(134,509)	(7,316)	184,369

Net income, as restated	888,752	745,905	957,684

(y)	Minority interest (restated)
      In previously issued financial statements, the Company incorrectly calculated the effect on minority interest of USGAAP adjustments. The Company recalculated minority interest for all years presented in these financial statements.
35     SPIN-OFF OF CONTAX PARTICIPAÇÕES
      As further discussed in Note 1, on December 29, 2004 the Parent Company’s shareholders approved the spin-off of all Contax Participações’ shares. On March 9, 2005, the spin-off became effective, because in accordance with Brazilian Corporate Law, management needed to wait 60 days, after the date that the minutes that approved the spin-off were registered with the Board of Trade, in order to verify that no creditors opposed to the transaction. For January and February of 2005, the results of operations of Contax Participações were immaterial and therefore were not consolidated by the Company.
      Under US GAAP, the spin-off of Contax Participações was not presented as a disposition of discontinued operations for prior years due to the continuity of operating cash flows related to transactions between both companies and the continuing involvement associated with the service contracts signed. The Company and TNL Contax S.A. (a subsidiary of Contax Participações S.A.) have contracts that enable TNL Contax S.A. to manage the contact center and perform call center services on behalf of Telemar. Revenues from services rendered to the Company represented approximately 60% of the total revenues of Contax Participações in 2005 and 2004.

Notes to the financial statements

      The following are the unaudited pro forma condensed results of operations of Contax Participações for 2004 and 2003, currently consolidated by the Company, as the transaction did not qualify for accounting treatment as discontinued operations:
Income statements:

	2004	2003

Net operating revenue	654,616	410,690
Cost of services rendered	(574,071)	(334,751)

Gross Profit	80,545	75,939
Operating expenses
Selling, general and administrative	(46,790)	(30,506)
Other operating expenses, net	(1,055)	(728)

Operating income before financial results	32,700	44,705
Financial expenses, net	(4,662)	(2,141)

Operating income (loss)	28,038	42,564
Income tax and social contribution	(11,568)	18,676

Income from continuing operations	16,470	61,240
Discontinued operations:
Loss from operations of discontinued components	(14,647)	(89,903)
Income tax benefit	4,980	30,567

Loss on discontinued operations	(9,667)	(59,336)

Loss for year	6,803	1,904

36.	NET INCOME RECONCILIATION OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP (RESTATED)

		Years ended December 31

	Note 34	2005	2004	2003

Net income under Brazilian GAAP		1,114,113	751,037	212,713
Subsidies on postpaid mobile handsets	(a)	(152,825)	2,402	4,959
Fair value adjustment on derivatives	(b)	(121,765)	(110,703)	1,475,254
Reversal of goodwill amortization under BR GAAP	(c)	76,269	75,062	75,062
Additional depreciation of property, plant and equipment	(c)	(10,674)	(10,674)	(10,674)
Fistel fee upon activation of new clients	(d)	(16,373)	(15,625)	(37,525)
Reversal of the amortization of deferred charges	(e)	59,902	68,433	58,562
Write-off of deferred charges	(e)	3,557	(49)	18,973
Change in prepaid pension cost	(f)	38,694	31,515	63,608
Deferred revenues on public telephone prepaid calling cards	(g)	(10,836)	13,253	(612)
Depreciation of capitalized interest	(h)	13,487	(7,554)	(11,456)
Depreciation fair-value adjustment corporate reorganization	(i)	6,494	6,581	6,548
Capital lease adjustments	(j)	13,647	5,056	10,050
Depreciation of additional inflation restatement 1996 and 1997	(k)		(57,065)	(231,987)
Deferred income tax	(n)	(195,472)		(197,000)
Other	(l)(m)	1,687	1,153	3,419
Deferred tax on adjustments	(n)	33,570	(607)	(484,134)

Notes to the financial statements

		Years ended December 31

	Note 34	2005	2004	2003

Minority interest on adjustments		35,277	(6,310)	1,924
Total net income under US GAAP		888,752	745,905	957,684

37.	SHAREHOLDERS’ EQUITY RECONCILIATION OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP (RESTATED)

		Years ended December 31

	Note 34	2005	2004

Shareholders’ equity under Brazilian GAAP		7,978,706	7,963,297
Reversal of provision for dividends not yet approved	(o)	572,956	1,000,000
Minimum compulsory dividends	(o)	(37,801)	(63,706)
Write-off of deferred charges	(e)	(660,152)	(667,435)
Reversal of the amortization of deferred charges	(e)	234,030	177,108
Prepaid pension cost	(f)	326,384	287,690
Subsidies on postpaid mobile handsets	(a)	(214,153)	(61,328)
Reversal of goodwill amortization under BR GAAP	(c)	226,393	150,124
Additional depreciation of Pegasus’ property, plant and equipment	(c)	(32,022)	(21,348)
Capitalization of interest on construction-in-progress	(h)	(370,491)	(370,491)
Depreciation of capitalized interest adjustment	(h)	289,510	276,023
Fistel fee upon activation of new clients	(d)	(103,625)	(87,252)
Fair-value adjustment on derivatives	(b)	46,272	168,037
Deferred revenue on public telephones prepaid calling cards	(g)	(15,889)	(5,053)
Capital lease adjustments	(j)	28,798	15,031
Corporate reorganization fair value adjustment on property, plant and equipment	(i)	(44,167)	(44,167)
Depreciation of fair value adjustment on property, plant and equipment	(i)	28,164	21,670
Inflationary restatement in 1996 and 1997 on property, plant and equipment	(k)		1,564,826
Depreciation of inflationary restatement effects	(k)		(1,564,826)
Deferred income tax	(n)	(515,472)	(320,000)
Other	(l)(m)	(1,053)	(2,573)
Deferred tax on adjustments	(n)	89,080	55,748
Minority interest on adjustments		112,456	77,179
Consolidated shareholders’ equity under US GAAP		7,937,924	8,548,554

US GAAP supplementary information:
Property, plant and equipment		46,033,965	45,595,435
Accumulated depreciation		(33,210,650)	(31,845,027)

Net property, plant and equipment		12,823,315	13,750,408
Intangible assets		2,170,408	2,110,575
Accumulated amortization		(538,681)	(366,930)

Net intangible assets		1,631,727	1,743,645

Net property, plant, equipment and intangible assets		14,455,042	15,494,053

Total assets		27,164,347	28,943,020

Notes to the financial statements

38.	CONDENSED STATEMENTS OF OPERATIONS PREPARED IN ACCORDANCE WITH US GAAP (RESTATED)

	Years ended December 31

	2005	2004	2003

Gross operating revenue	23,636,044	22,079,319	19,347,109
Deductions (primarily indirect taxes like ICMS, PIS and COFINS)	(6,939,065)	(6,282,867)	(5,424,131)

Net operating revenue	16,696,979	15,796,452	13,922,978
Cost of services rendered and goods sold	(8,892,322)	(9,128,260)	(8,850,926)

Gross profit	7,804,657	6,668,192	5,072,052
Operating expenses):
Selling	(2,668,711)	(1,972,185)	(1,717,889)
General and administrative	(1,056,445)	(934,978)	(825,987)
Other operating expense, net	(540,909)	(587,252)	(127,042)

Operating income	3,538,592	3,173,777	2,401,134
Financial expense, net	(1,887,581)	(1,801,903)	(731,376)

Income before taxes and minority interests	1,651,011	1,371,874	1,669,758
Income tax and social contribution	(468,166)	(447,136)	(568,514)
Income before minority interests	1,182,845	924,738	1,101,244
Minority interests	(294,093)	(178,833)	(143,560)
Net income and comprehensive income	888,752	745,905	957,684
Net income and comprehensive income applicable to preferred shares	592,501	497,270	638,456
Net income and comprehensive income applicable to common shares	296,251	248,635	319,228
Net income from continuing operations per share (see Note 34(p)):
Common shares—Basic (in Reais)	2.33	1.96	2.55
Weighted average common shares outstanding (in thousands of shares)	127,227	126,642	125,284
Common shares—Diluted (in Reais)	2.33	1.96	2.55
Weighted average common shares outstanding (in thousands of shares)	127,227	126,642	125,284
Preferred shares—Basic (in Reais)	2.33	1.95	2.51
Weighted average preferred shares outstanding (in thousands of shares)	254,453	255,571	254,256
Preferred shares—Diluted (in Reais)	2.32	1.93	2.49
Weighted average preferred shares outstanding (in thousands of shares)	255,720	257,023	255,935

Notes to the financial statements

39.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH US GAAP (RESTATED)

	Share
	capital and
	additional		Unrealized	Treasury
	paid-in	Statutory	income	shares	Investment	Retained
	capital	reserve	reserve	reserve	reserve	earnings	Total

Balances at December 31, 2002	5,457,996	26,817	543,952	(260,426)		2,396,216	8,164,555

Transfer to investment reserve					2,396,216	(2,396,216)
Capitalization of retained earnings	167,605					(167,605)
Appropriation to legal reserve		33,666				(33,666)
Realization of unrealized income			(543,952)			543,952
Dividends						(135,292)	(135,292)
Interest on own-capital						(458,132)	(458,132)
Dividends prescribed						11,781	11,781
Net income for the year						957,684	957,684
Transfer to investment reserve					718,722	(718,722)

Balances at December 31, 2003	5,625,601	60,483		(260,426)	3,114,938		8,540,596

Capitalization of retained earnings	167,606					(167,606)
Appropriation to legal reserve		34,464				(34,464)
Acquisition of treasury shares				(247,597)			(247,597)
Cancellation of treasury shares				205,736	(205,736)
Dividends						(405,574)	(405,574)
Interest on own-capital						(100,000)	(100,000)
Dividends prescribed						15,224	15,224
Net income for the year						745,905	745,905
Transfer to investment reserve					53,485	(53,485)

Balances at December 31, 2004	5,793,207	94,947		(302,287)	2,962,687		8,548,554

Capitalization of retained earnings	154,238					(154,238)
Capital reduction spin-off Contax	(277,065)						(277,065)
Realization of capital reserve	(27,115)					27,115
Donations and fiscal incentives	4,153						4,153
Appropriation to legal reserve		52,982				(52,982)
Appropriation to unrealized income reserve			272,143			(272,143)
Acquisition of treasury shares				(70,979)			(70,979)
Dividends						(974,095)	(974,095)
Interest on own-capital						(212,044)	(212,044)
Dividends prescribed						30,648	30,648
Net income for the year						888,752	888,752
Transfer from investment reserve					(718,987)	718,987

Balances at December 31, 2005	5,647,418	147,929	272,143	(373,266)	2,243,700		7,937,924

40	PENSION AND POST-RETIREMENT BENEFITS IN ACCORDANCE WITH US GAAP
      The Company, together with other companies in the former Telebrás group, sponsors a multi-employer defined benefit pension and other post-retirement benefit plans, which were operated and administered by Sistel until January, 2005. As of that date, they were transferred to a new entity called “Fundação Atlântico de Seguridade Social”. In addition, the Company sponsors two single-employer

Notes to the financial statements

benefit pension plans (PBS-Telemar and TelemarPrev) which were also operated and administered by Sistel until January 12, 2005, and thereafter transferred to “Fundação Atlântico de Seguridade Social”.
      TelemarPrev, was created to replace the defined benefit plan PBS-Telemar and migrate its active employees to the new plan. The migration process created a curtailment and settlement impact on the post-retirement health care plan under FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, as employees transferring to the defined contribution plan automatically lost their rights to participate in the post-retirement health care plan in the future. At December 31, 2002, 96% of the Company’s active employees had transferred to the new plan. The assets and liabilities relating to the remaining 4% active employees who did not migrate to TelemarPrev continue to be reported in accordance with SFAS 87 and 132 together with the assets and liabilities of the retirees which were already receiving benefits from PBS-Telemar.
      For Brazilian GAAP purposes , TelemarPrev is considered to be a defined contribution plan. However, it also provides risk benefits (death and disability) which were considered as defined benefits for purposes of US GAAP reporting. In addition, upon migration from PBS-Telemar to TelemarPrev, active employees were assigned a credit equivalent to their rights accumulated through the date of migration (called “frozen accumulated benefits”). This amount will be paid individually as monthly benefits from retirement and will be adjusted based on the lowest of inflation and the average return of plan assets. Therefore, the risks of the sponsor are substantially eliminated and, accordingly, the related assets and liabilities were not presented for US GAAP purposes through December 31, 2002.
      Effective in January 2003, plan assets were combined and it is no longer possible to objectively link the assets directly related to specific benefit liabilities. As a result, although the frozen accumulated benefits continue not to represent a risk to the Company, the related assets and liabilities are being presented combined with the assets and liabilities of the risk benefits and PBS-Telemar in the presentation of the Pension Plan disclosure as of 2003.

(a)	Change in benefit obligation
      The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2005	2004

Projected benefit obligation at the beginning of the year	1,491,380	1,371,110
Service cost	9,077	10,667
Interest cost	195,459	179,886
Benefits paid	(86,084)	(75,397)
Changes in assumptions	106,187
Actuarial (gain) loss	10,465	5,114

Projected benefit obligation at end of the year	1,726,484	1,491,380

Notes to the financial statements

(b)	Change in plan assets
      The following table sets forth the change in the fair value of the assets:

	2005	2004

Fair value of plan assets at the beginning of the year	1,732,630	1,601,778
Actual return on plan assets	248,889	205,840
Participant’s contributions	254	294
Company’s contributions	4,867	115
Benefits paid	(86,084)	(75,397)

Fair value of plan assets at end of year	1,900,556	1,732,630

(c)	Accrued prepaid pension cost
      Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2005	2004

Funded status of plan	174,072	241,250
Unrecognized net actuarial gain	181,388	76,593
Prior service cost	1,841	2,413
Unrecognized transition obligation	(30,917)	(32,566)

Prepaid pension cost	326,384	287,690

(d)	Pension costs
      Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2005	2004

Net service cost	9,077	10,667
Interest cost	195,459	179,886
Expected return on plan assets	(237,038)	(219,291)
Amortization of unrecognized net actuarial gain	(79)	(1,371)
Prior service cost	572	572
Amortization of initial transition obligation	(1,649)	(1,649)
Participants’ contributions	(169)	(215)

Net periodic benefit cost	(33,827)	(31,401)

      The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2005, 2004 and 2003.

Notes to the financial statements

(e)	Assumptions used in each year (expressed in nominal terms)
      The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2005	2004

Discount rate for determining projected benefit obligations	13.4%	13.4%
Expected long-term rate of return on plan assets(*)	14.3%	14.0%
Annual salary increases	7.0%	7.0%
Rate of compensation increase	7.0%	7.0%
Inflation rate assumption used in the above	7.0%	7.0%

(*)	The percentage of 14.3% for the year 2005 is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

(f)	Investment requirements
      The Company has no specific investment targets. Its objective is to follow the guidelines established by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans), which are shown below.

2005

	TelemarPrev	PBS-Telemar

Equity securities	0%–50%	0%–20%
Debt securities	30%–100%	70%–100%
Real estate	0%–10%	0%–14%
Loans	0%–10%	0%–15%
Fixed income	0%	0%

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar

	2005	2004	2005	2004

Equity securities	28.75%	20.94%		0%
Fixed income	67.25%	75.36%	92.65%	92.81%
Real estate	3.27%	3.12%	6.40%	6.32%
Loans to participants	0.50%	0.58%	0.81%	0.87%
Other	0.23%		0.14%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies
      The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.
      TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,117.7 million of assets in December 31, 2005 are divided in the following portfolio: 67.3% in fixed

Notes to the financial statements

income investments, 28.8% in equity of approximately 36 Brazilian companies, 3.3% in real state, 0.5% represent loans to participants and the remaining 0,2% in others.
      PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, fixed income investments are preferred when choosing the allocation of the R$177.9 million assets, representing 92.7% of the po

(i)	Expected contribution and benefits
Expected employer contributions for the year 2006 are R$223 for the PBS-Telemar plan and R$6 for the TelemarPrev plan.
     The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev

2006	11,796	79,410
2007	12,502	85,194
2008	13,314	92,230
2009	14,115	100,674
2010	15,255	110,944
2011 until 2015	91,212	805,981