Form 20-F
period 2006-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2007-06-15
CIK 1066113

As filed with the Securities and Exchange Commission on June 15, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

We have prepared our financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and the notes thereto in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on Brazilian corporate law (Law No. 6,404, as amended), the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), and the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade, or CFC), and the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or Ibracon). Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See “Item 3. Key information — Selected financial data — Brazilian GAAP and U.S. GAAP,” “Item 5. Operating and financial review and prospects — Presentation of information,” “Item 5. Operating and financial review and prospects — U.S. GAAP reconciliation”.

In this annual report, except where otherwise specified, “TNL,” the “Company,” “we,” “us” and “our” refer to Tele Norte Leste Participações S.A. and its subsidiaries. Telemar Norte Leste S.A., our fixed-line subsidiary, is referred to as “Tmar”, and our mobile phone telecommunications subsidiary, TNL PCS S.A., is referred to as “Oi.” Our controlling shareholder Telemar Participações S.A. is referred to as “TmarPart.” References to the Company’s businesses and operations are references to the businesses and operations of its subsidiaries and/or TNL, as the case may be. References to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

This annual report is presented in reais. On June 11, 2007, the selling rate for reais was R$1.9473 to US$1.00.

References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share of TNL. The ADSs are evidenced by American Depositary Receipts, or ADRs.

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. These forward-looking statements include, but are not limited to: (1) statements about current conditions and future trends in our industry and (2) statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, budgets, competitive position, growth opportunities, benefits from new technology, plans and objectives of our management and other matters.

These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	competition in the Brazilian telecommunications sector;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs;

•	the Brazilian government’s telecommunications policies and changes or developments of the regulations of the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or Anatel), applicable to us;

•	cost and availability of financing;

•	general level of demand for, and changes in the market prices of, our products and services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific states in which we operate;

•	inflation and fluctuation in exchange rates; and

•	legal and administrative proceedings to which we are a party.

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

You should not unduly rely on these forward-looking statements, which speak only as of the date of this annual report. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this annual report. See “Item 10. Additional information — Documents on display.”

PART I

Item 1.	Identity of directors, senior management and advisors

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

Recent developments

Tender Offer for the acquisition of all of the outstanding preferred shares in TNL and Tmar

On April 20, 2007, the Board of Directors of our controlling shareholder, TmarPart, approved:

A) The making of a voluntary public tender offer for the acquisition of all of the outstanding preferred shares (including preferred shares represented by ADSs) in TNL, on the following general conditions:

i)	a public offer carried out through the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the BOVESPA);

ii)	payment in cash, in Brazilian currency;

iii)	a purchase price of R$35.09 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TNLP4 shares on the BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

iv)	the public tender offer will be conditioned upon acquisition of at least 2/3 of outstanding preferred shares, in accordance with the criteria contained in arts. 3 (III), 15 and 37 of CVM Instruction no. 361;

v)	the public tender offer will not be intended to cancel registration of TNL as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for TNL shareholders to migrate to TmarPart;

vi)	the offer will be irrevocable, subject to the occurrence, prior to the settlement date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company; and

vii)	the voluntary tender offer for TNL preferred shares will not be conditioned on the success of the voluntary tender offer for Tmar preferred shares discussed below.

B) The making of a voluntary public tender offer by TmarPart for acquisition of the whole of the outstanding preferred shares in Tmar (TMAR5), on the following general conditions:

i)	a public offer carried out through the BOVESPA;

ii)	payment in cash, in Brazilian currency;

iii)	a purchase price of R$52.39 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TMAR5 shares on BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

iv)	the public tender offer will provide that in the event contemplated in art. 15 of CVM Instruction no. 361 (acquisition of more than 1/3 but less than 2/3 of the outstanding shares, in a number determined pursuant to article 3 (III) and 37 of the Instruction), the shares will be acquired on a pro rata basis from the accepting shareholders;

v)	the public tender offer will not be intended to cancel registration of Tmar as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for Tmar shareholders to migrate to TmarPart;

vi)	the offer will be irrevocable, subject to the occurrence, prior to the auction date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company;

vii)	the voluntary tender offer for Tmar preferred shares will not be conditioned on the success of the voluntary tender offer for TNL preferred shares discussed above.

Acquisition of WAY TV

On July 27, 2006, TNL PCS Participações S.A., a subsidiary of TNL, acquired, through an auction held on the BOVESPA, a single and undivided block of 44,428,569 common shares and 27,962,449 preferred shares issued by WAY TV Belo Horizonte S.A., or WAY TV, for the total price of R$133 million.

WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others. The acquisition of WAY TV is part of the Company’s strategy of offering complete and converging solutions to its clients.

The stock purchase agreement was signed on August 1, 2006 and the amount paid is currently held in a blocked account, pending Anatel’s approval of the acquisition. Under the current regulatory framework, it is disputable whether a telecommunication company could acquire a TV cable provider.

On March 19, 2007, Anatel denied our request for approval of the acquisition and, on April 13, 2007, we filed with Anatel a request for reconsideration. We cannot predict if and when Anatel will issue a final decision on the acquisition. If Anatel decides against us, the amount currently kept in the blocked account will be released to us without any further responsibilities to the parties.

Selected financial data

The selected financial information presented below should be read in conjunction with our financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and the notes thereto, or the consolidated financial statements. The consolidated financial statements have been audited by our independent auditors, and their report on the consolidated financial statements are presented in this annual report under “Item 18. Financial statements.” The selected financial information as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 has been derived from the Company’s consolidated financial statements prepared for those fiscal years and are not included in this annual report.

The following paragraphs discuss important features of the presentation of the selected financial information and the consolidated financial statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and financial review and prospects.”

Brazilian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “Item 5. Operating and financial review and prospects — U.S. GAAP reconciliation” and Note 35 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP.

Selected financial information

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Thousand of reais, except per share data)

Statement of operations data:
Brazilian GAAP
Net operating revenue	11,874	14,003	15,842	16,747	16,872
Cost of services	(8,201)	(8,685)	(9,126)	(8,796)	(9,360)

Gross profit	3,673	5,318	6,716	7,951	7,512
Operating expenses	(2,303)	(2,894)	(3,704)	(4,521)	(4,411)

Operating income (loss) before interest	1,370	2,424	3,012	3,430	3,101
Interest income	384	606	776	908	733
Interest expense	(2,409)	(2,785)	(2,417)	(2,524)	(2,022)

Income (loss) before taxes and minority interest	(655)	245	1,371	1,814	1,812
Income tax and social contribution	371	113	(447)	(371)	(210)
Minority interests	(132)	(145)	(173)	(329)	(292)

Net income (loss)	(416)	213	751	1,114	1,310

Net income (loss) per share (in reais)	(1,11)	0,56	1,98	2,92	3,43
Dividends per preferred share (in reais)		0.90	2.63	1.50	0.079
Interest on own-capital per preferred shares (in reais)	1.33	1.20	0.26	0.56	0.79
Dividends per common share (in reais)		0.90	2.63	1.50	0.079
Interest on own-capital per common share (in reais)	1.33	1.20	0.26	0.56	0.79
Shares outstanding at the balance sheet date (thousand)	375,065	381,777	379,804	382,121	382,121
U.S. GAAP
Net operating revenue	11,731	13,923	15,796	16,697	16,802
Cost of services	(8,179)	(8,851)	(9,128)	(8,892)	(9,233)

Gross profit	3,552	5,072	6,668	7,805	7,569
Operating expenses	(2,534)	(2,671)	(3,494)	(4,266)	(4,314)

Operating income (loss) before interest	1,018	2,401	3,174	3,539	3,255
Interest expense, net	(3,533)	(731)	(1,802)	(1,888)	(1,205)

Income (loss) before taxes and minority interest	(2,515)	1,670	1,372	1,651	2,050
Income tax and social contribution	1,021	(568)	(447)	(468)	(583)
Minority interests	101	(144)	(179)	(294)	(266)

Net income (loss)	(1,393)	958	746	889	1,201
Other comprehensive income					96

Comprehensive income	(1,393)	958	746	889	1,297

Comprehensive income (loss) applicable to each class of shares:
Preferred	(933)	638	497	593	865
Common	(460)	319	249	296	432
Comprehensive income (loss) per share:
Common Shares — Basic	(3.73)	2.55	1.96	2.33	3.39
Common Shares — Diluted	(3.73)	2.55	1.96	2.33	3.39
Preferred Shares — Basic	(3.73)	2.51	1.95	2.33	3.40
Preferred Shares — Diluted	(3.70)	2.49	1.93	2.32	3.39

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Thousand of reais, except per share data)

Weighted average shares outstanding (thousand)(1):
Common Shares — Basic	123,171	125,284	126,642	127,227	127,374
Common Shares — Diluted	123,171	125,284	126,642	127,227	127,374
Preferred Shares — Basic	250,029	254,256	255,571	254,453	254,747
Preferred Shares — Diluted	252,305	255,935	257,023	255,720	255,103

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Thousand of reais, except per share data)

Balance sheet data:
Brazilian GAAP
Property, plant and equipment, net	16,453	14,466	13,442	12,518	11,733
Intangible assets, net	1,846	1,839	1,593	1,445	1,385
Total assets	27,398	29,158	29,313	27,266	27,995
Capital and capital reserves	5,013	5,013	5,013	4,713	4,714
Shareholders’ equity(2)	9,120	8,545	7,963	7,979	8,959
U.S. GAAP
Property, plant and equipment, net	17,173	15,032	13,750	12,823	11,736
Intangible assets, net	1,304	1,784	1,744	1,632	1,605
Total assets	27,785	28,921	28,943	27,164	27,209
Capital and additional paid-in capital	5,458	5,626	5,793	5,647	5,648
Shareholders’ equity(2)	8,165	8,541	8,549	7,938	8,208

(1)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2001.

(2)	Includes dividends and interest on own-capital, which is an alternative method under Brazilian GAAP to distribute dividends to shareholders.

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

Because we have a substantial amount of foreign-denominated debt and because a significant portion of our capital expenditures are denominated in U.S. dollars, exchange rate fluctuations may also affect our results of operations. We have entered into swap agreements to mitigate the risks of losses from foreign exchange variations relating to our foreign denominated debt in US dollars and Japanese Yens. See “Item 5. Operating and financial review and prospects — Liquidity and capital resources — Overview.”

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

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or CMN), issued Resolution No. 3,265. introducing several changes in the Brazilian foreign exchange regime, including: (1) the unification of the foreign exchange markets (Commercial Market and Floating Market, as described below) to create a single foreign exchange market; (2) the relaxation of certain rules relating to the acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for the internalization of proceeds derived from Brazilian exports. As of such date, all foreign exchange transactions are made through the foreign exchange market, by means of foreign exchange contracts signed with local institutions authorized to deal in foreign exchange. Under the new system, transfers of funds to and from Brazil can still be made through the international transfer of Brazilian currency mechanism (also known as Transferência Internacional de Reais, or TIR) but only for the transferor’s own funds. Accordingly, any and all transfers formerly effected by Brazilian resident individuals or companies via TIR using accounts held by foreign financial institutions in Brazil will be made directly through the foreign exchange market.

Foreign currencies may be purchased only through a Brazilian bank authorized to operate in the foreign exchange markets. Foreign exchange rates are freely negotiated, but may be strongly influenced by the Brazilian Central Bank intervention. The changes to the foreign exchange regulation introduced by the Brazilian authorities sought to make foreign exchange transactions simpler and more efficient.

Brazilian law also provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reason to anticipate such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. There can be no assurance that such measures will not be taken by the Brazilian government in the future.

From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Brazilian Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Brazilian Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Brazilian Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Brazilian Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict the Brazilian government’s future exchange rate policies or what impact those policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Item 3. Key Information Risk factors — Risks relating to Brazil.”

The following table sets forth the foreign exchange market selling rates published by the Brazilian Central Bank at the close of business day, expressed in reais per U.S. dollar for the periods indicated.

Period	Period End	Average(*)	High	Low

2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0783	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633
2006	2.1380	2.1771	2.3711	2.0586
January 2007	2.1247	2.1385	2.1556	2.1247
February 2007	2.1182	2.0963	2.1182	2.0766
March 2007	2.0504	2.0879	2.1350	2.0400
April 2007	2.0339	2.0332	2.0480	2.0210
May 2007	1.9289	1.9816	2.0309	1.9289
June 2007 (through June 12th)	1.9420	1.9402	1.9638	1.9056

(*)	Average of the daily exchange rates for the relevant period.

Source: Brazilian Central Bank.

On June 11, 2007, the foreign exchange market selling rate was R$1.9473 to US$1.00.

Risk factors

The following risk factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to the Preferred Shares and ADSs

Holders of preferred shares have limited voting rights.

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay minimum statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence in corporate decisions requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional information — Voting rights.”

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of the depositary. A holder of ADSs is entitled to instruct the depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders’ meeting or to appoint a proxy to do so. Additionally, if we do not request the depositary to provide you voting materials, you may not be able to provide instructions to the depositary on how to vote the preferred shares underlying your ADSs.

Holders of ADSs or preferred shares in the United States may not be entitled to participate in future preemptive rights offerings.

Under Brazilian law, if we issue new shares for cash and/or assets as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

If you exchange ADSs for preferred shares. you may risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying the ADSs must register with the Brazilian Central Bank to remit U.S. dollars abroad. As an ADS holder you benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will only be entitled to rely on the custodian’s certificate of registration with the Brazilian Central Bank for five business days from the date of the exchange. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own electronic certificate of foreign capital registration, which may result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional information — Exchange controls and other limitation affecting shareholders.”

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

Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our preferred shares underlying the ADSs at a price and time at which holders wish to do so. The BOVESPA had a market capitalization of US$678 billion as of December 31, 2006, and an average monthly trading volume of approximately US$19 billion in 2006. In comparison, the NYSE had a market capitalization of approximately US$26 trillion (excluding funds and non-U.S. companies) as of December 31, 2006.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional information — Taxation — Brazilian tax considerations.”

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

Risks Relating to Our Industry and Business

The number of fixed lines in service has stagnated for the past five years and there is no assurance that this market will grow in the future.

According to Anatel, from December 2004 to December 2006, the number of fixed-lines in service in Brazil decreased from 39.6 million to 38.8 million. In addition, installation of new fixed-lines are currently expected to be less profitable than existing ones. As we derive most of our revenue from our traditional fixed-line telephony services (for the year ended December 31, 2006, these services represented 85.7% of our gross revenues), growth in revenues and our profitability depend on our ability to improve revenue per line and maintain and improve our cost structure. Our future growth and profitability depend on many factors beyond our control, such as economic, social, technological or other developments, which may have a material adverse effect on our results of operations.

Our fixed-line services face increased competition from other fixed-line service providers and from mobile service provider and, more recently, cable TV providers, which may adversely affect our revenues.

Until 1999, we were the only telecommunications company authorized to provide fixed-line local services in substantially all of Region I. Since then, several companies, such as Empresa Brasileira de Telecomunicações -Embratel, or Embratel, Vésper S.A., or Vésper, Intelig Telecom S.A., or Intelig, Telecomunicações de São Paulo S.A., known as Telefónica, and Brasil Telecom S.A., or Brasil Telecom, have been authorized by Anatel to offer local and long-distance services in our region.

We also anticipate that our fixed-line services may face increasing competition from mobile services, as the prices for mobile services decline and approach those of fixed-line services, especially in the high-end, high minutes segment. Increased competition in our fixed-line services business, whether from (i) other fixed-line service providers (such as the Embratel/NET partnership described below); (ii) voice over internet protocol, or VoIP, or (iii) mobile service providers; may increase our marketing expenses and our capital expenditures, reduce our rates, and may reduce our market share for fixed-line services, all of which would adversely affect our operating results. In addition, most of our main competitors are controlled by international telecommunications providers that may have easier access to less expensive capital than us.

In November 2005, Embratel, our primary competitor in fixed-line services, announced a telecommunication service agreement with NET, a TV cable company which is our primary competitor in the provision of broadband services. Both companies are affiliates of Telefonos de Mexico, S.A. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. Such agreement supports the launch of a “triple play”, offering integrated voice, broadband and video through a single network infrastructure to the residential market. This bundling strategy increased competition in our fixed-line services, which may require us to increase our marketing and capital expenditures, or reduce our rates to maintain market share, in each case leading to a reduction in our profitability.

Our mobile services face strong competition from other mobile service providers, which may adversely affect our revenues.

The market for mobile services in Region I is extremely competitive and fragmented. We have experienced increased competition in Region I from large players such as Vivo Participações S.A., or Vivo (controlled by Telefónica S.A. and Portugal Telecom S.A.), TIM Brasil S.A., or TIM, and Claro group (controlled by América Móvil, S.A. de C.V.), or Claro, each of which is owned by international telecommunications providers. By the end of 2006, Oi was the market leader in Region I with 27.4% market share, followed by TIM with 26.1%; Claro with 19%, and Vivo with 17%. We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages. Our inability to compete effectively with our competitor’s special packages, prices, traffic usage promotions, and handset subsidies strategies, could affect our revenues and profitability and cause us to lose part of our market share. Additionally, increased competition in our mobile services business may increase our marketing expenses and our capital expenditures, which would adversely affect our operating results. For detailed description of our competition, see “Item 4. Information on the Company — Competition.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this area.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a great number of competitors. Some competitors offer telecommunication services through broadband, such as cable, which does not require them to use our network, allowing them to reach our clients without paying us interconnection and/or mobile network usage fees. Additionally, the introduction of Worldwide Interoperability for Microwave Access, or Wimax, wireless networks may allow other Internet Service Providers, or ISPs, to deploy wireless Internet Protocol, or IP, networks over a much greater distance, for a much lower cost, than previously possible. This reduced deployment cost may allow our competitors or new entrants into the data transmission market to provide VoIP and other data services over Wimax networks at lower rates than we are able to offer.

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

Our ability to generate revenues is dependent on our ability to increase our customer base and retain it. Each additional customer subscribing to our service entails certain unrecoverable upfront costs, including costs for equipment installations, sales commissions and marketing. The ability to recover these costs is dependent on our ability to retain such customers. Subscriber “churn” is the total number of net disconnected customers for a period as a percentage of the average number of customers for the same period. The fact that we incur significant upfront fixed costs for each new customer means that high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2006, our average monthly customer churn in the mobile segment was 2.3% per month. We cannot assure you that our churn rates will not increase in future periods.

In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies.

We may acquire other companies in the telecommunications industry as part of our growth strategy. A growth strategy that involves acquisitions may present a series of risks to our financial condition and results of operations such as, among others: (1) difficulty in capturing synergies and integrating businesses, causing the acquisition to be more expensive then originally expected; (2) substantial costs associated with antitrust restrictions; (3) a failure to identify contingencies during the due diligence process; (4) uncertainty in relation to regulatory approval; and (5) costly distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If investments in these acquisition opportunities cause us to incur costs due to any of the situations described above, we may have to dedicate more resources than we had originally planned for the investment and eventually face substantial losses as a result of failed acquisitive strategies, all of which would adversely affect our financial condition and results of operations.

Our failure to meet certain obligations set forth in Tmar’s 2006 Concession Agreement may result in various fines and penalties imposed on us by our regulators.

Tmar’s concession to operate fixed-line telecommunications services in Region I was renewed on December 22, 2005. Tmar and the Brazilian government agreed to extend this concession for another 20 years, beginning January 1, 2006 pursuant to a new Concession Agreement (the “2006 Concession Agreement”).

The 2006 Concession Agreement contains new terms reflecting the adoption by Anatel of a new General Plan on Universal Service (Plano Geral de Metas de Universalização) and certain new regulations, the terms of which could affect our financial condition and results of operations. These terms include: (1) new universal service targets; (2) changes in local rate measurement criteria (from pulse to minute); (3) changes in rate adjustment formulas, including the creation of a telecommunications industry index and new parameters for local interconnection rates and new productivity factors; and (4) a new basic plan for fixed-line, low-income customers to be offered as a prepaid plan with a monthly fee that is 40% lower than the existing one. The 2006 Concession Agreement also requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of noncompliance with Anatel targets in any one of the regions, Anatel can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate Tmar’s concession for noncompliance with its quality and universalization obligations. See “Item 4. Information on the Company — Regulation of the Brazilian telecommunications industry.” These changes could, in each case, adversely affect our profitability and results of operations.

On an almost weekly basis, we receive inquiries from Anatel requiring information from us on our compliance with the various service obligations imposed on us by our concessions to provide telecommunication services. When we are unable to satisfactorily comply with those inquiries or our service obligations under the concession, Anatel may issue assessments in connection with such noncompliance. Throughout 2006, we have received several assessments from Anatel, mostly due to the fact that we were unable to achieve certain targets established in the General Plan on Targets and Quality (Plano Geral de Metas e Qualidade) and the General Plan on Universal Services, among others. We have recorded provisions in the amount of R$215 million as of December 31, 2006 in connection with Anatel’s fines. Continued fines from Anatel or fines in excess of the provisioned amount, could adversely impact our financial condition. See “Item 4. Information on the Company — Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial information — Legal proceedings — Regulatory proceedings — Fines from Anatel.”

Our business is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by Anatel. Anatel regulates rates, quality of service and universalization goals, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of universalization, among other factors, may adversely affect our operations and financial results.

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

Also, a number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. The enactment of these and similar proposed legislation may increase our operating costs and/or reduce the amount of fees we charge our consumers, which could adversely affect our profitability.

We depend on our ability to enter into interconnection agreements with other telecommunications services providers. We may not be able to enter into favorable interconnection agreements with them in the future.

In order to receive or send calls from or to customers of other fixed-line and mobile Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. Anatel sets the interconnection rates for the fixed-line network.

Since July 2004, a specific regulation established that mobile interconnection rates should be freely negotiable. Brazilian telecommunications laws and regulations also establish that if new interconnection rates for mobile operators are not agreed among telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

In February 2005, Tmar and the mobile telecommunications providers could not reach an agreement regarding the adjustment of the interconnection rate. The parties agreed to establish a temporary adjustment and to submit the adjustment to Anatel’s arbitration. We cannot predict whether the interconnection rates arbitrated by Anatel will be substantially different from those currently applied. If Anatel sets interconnection rates that differ substantially from those currently applied, the operating and financial results of Tmar and, consequently, of the Company, may be adversely affected.

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually hard to anticipate. Technological changes may render our equipment, services and technology obsolete or inefficient, requiring us to increase our capital expenditures, which may adversely affect our competitiveness. Even if we adopt such new technologies in a timely fashion, we may not be able to remain competitive and the cost of such technology may exceed the benefit to us.

The mobile telecommunications industry is experiencing significant technological development and ongoing improvements in the capacity, quality and data-transmission speed of digital technology, along with shorter development cycles for new technologies and changes in end-user needs and preferences. Alternative technologies may be developed that are more advanced than those Oi provides today. In addition, Anatel is expected to auction third generation (3G) mobile telecommunications licenses in 2007, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced mobile services than Oi’s current global system mobile, or GSM, technology platform. Even if we adopt these technologies in a timely manner as they are developed, we cannot assure you that we will be able to remain competitive.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2006, we had total consolidated debt of R$9,570 million and a ratio of debt to equity of 1.07:1. We are subject to certain financial covenants that limit our ability to raise additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt covenants could adversely affect our financial condition or results of operations. Our inability to incur additional debt may impede our ability to invest in our business and make necessary or advisable capital expenditures, which could reduce future sales and adversely affect our profitability. In addition, cash required to serve our substantial indebtedness reduces the amount available to us to pay dividends or make capital expenditures.

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

Based on advice from our external legal consultants, we classify our risk of loss from legal and administrative proceedings as “probable,” “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. We currently have provisioned R$2,428 million for probable claims as of December 31, 2006 relating to various tax, labor, civil and regulatory claims against us. If our liability exceeds the provisioned amount, our financial condition may be adversely impacted. See “Item 5. Operating and financial review and prospects — Critical accounting policies — Contingencies” and “Item 8. Financial information — Legal proceedings.”

In 2006, we recorded expenses with provisions for doubtful accounts in the amount of R$475, primarily due to subscribers’ delinquencies. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt will continue to adversely affect our financial results. See “Item 5. Operating and financial review and prospects — Critical accounting policies — Provision for doubtful accounts.”

We have been subject in the past to financial covenants and other contractual provisions under our existing indebtedness.

In the past, certain agreements that governed our debt contained a number of significant covenants, such as a 1.75:1 EBITDA to interest expense ratio, which could adversely impact our business. In December 2000, Tmar renegotiated the terms of a bridge loan agreement it had with the BNDES, permitting it to enter into two new loan agreements, or the BNDES Facilities, which together provided for a credit line of up to R$2.7 billion, of which 30% was disbursed directly from the BNDES and 70% through a syndicate of banks led by Banco Itaú S.A. and Banco do Brasil S.A. The BNDES Facilities required that we comply with certain financial covenants, some of which we did not meet as of December 31, 2004. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms with which we were in compliance at December 31, 2006. Nevertheless, we cannot assure you that in the future we will not need to raise funds subject to more restrictive financial covenants with which we may have difficulty in complying. See “Item 7. Major shareholders and related party transactions — Related party transactions.”

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

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we have to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation rates;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Moreover, presidential elections were held in Brazil in October 2006, and President Luiz Inácio Lula da Silva was reelected for another four-year term. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. In his new term, President Lula may seek to implement new policies. Any substantial negative reaction to the policies adopted by the Brazilian federal or state government from time to time could adversely affect our business, financial condition and results of operations and would likely lead to a decrease in the market price of our preferred shares.

An increase in taxes levied on the telecommunications sector could affect the financial results of our operations.

Fixed-line telecommunications services are subject to certain taxes which are levied exclusively to their business segment. The current specific contributions that these concessionaires have to pay are (i) the Fund for Universal Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações, or Fust) and (ii) the Fund for Technological Development of Brazilian Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras, or Funttel). The contributions to Fust and Funttel, which began in 2000, are charged at the rate of 1% and 0.5% of the concessionaires’ gross revenues, respectively, and are prohibited from being passed on to customers of telecommunications services. If further taxes specific to telecommunications services are created or if the existing such taxes, such as Fust and

Funttel, are increased, our profit margin would be adversely affected in light of the already high level of overall taxation to which we are subject. As of December 31, 2006, we were contesting approximately R$6.3 billion in taxes for which we have taken no provision. That, if decided against us, would adversely affect our operating results. See Note 26 to our consolidated financial statements.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real depreciated against the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively, and appreciated 18.2%, 8.1% and 11.8% in 2003, 2004 and 2005, respectively. On June 11, 2007, the real/U.S. dollar exchange rate was R$1.9473 per U.S. dollar. See “Exchange rates.”

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

Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the common shares, preferred shares and ADSs, if any, and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.

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

In the past, the Brazilian economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. In the event of an economic crisis, the government may institute a restrictive exchange control policy. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations (including our dividend payment obligations) and could also have a material adverse effect on our business, financial condition and results of operations.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the Índice Geral de Preços, or IGP-DI Index, published by Fundação Getúlio Vargas, were 12.1% in 2004, 1.2% in 2005 and 4.7% in 2006. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA Index, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian consumer price inflation rates were 7.6%, 5.7% and 3.1 in 2004, 2005 and 2006, respectively.

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

Overview

We are the leading telecommunications services provider in Region I of Brazil, offering an integrated communications product portfolio that includes traditional fixed-line, mobile, broadband, ISP, and other services to residences, consumers, small, midsize and large business users, and government entities. In 2006, approximately 86% of our consolidated revenues were generated through our operations in the stable fixed-line sector and the rapidly growing data market. The mobile segment, which has also shown growth in 2006, was responsible for the remaining 14%. The 16 Brazilian states that comprise Region I have a combined population of 101.5 million, representing 54% of the Brazilian population, and according to IBGE, comprising approximately 41% of the country’s overall GDP.

Our integrated product portfolio, scale and leading market position, provide us a solid structure to reach our operational and strategic goals. Our revenues show a healthy balance between stable cash-generating services, such as fixed-line telephony, and high-growth services, such as mobile and broadband.

Beginning in 2004, we unified Oi and Tmar under the same organizational structure and began offering bundled packages, including fixed-line, mobile and broadband services. In February 2007, we adopted the Oi brand name for all our products.

Our traditional fixed-line business includes local, long-distance, public telephone and network usage services in Region I pursuant to concessions from the Brazilian government. We are currently the largest fixed-line provider in South America (based on the total number of lines in service). Our 14.4 million digitally capable fixed-lines in service (as of December 12, 2006) enable us to maintain our long-standing status as the main fixed-line provider in Region I with an estimated market share of over 95% (calculated as a percentage of total fixed-lines in service). For the year ended December 31, 2006, this business segment, characterized as highly stable with a predictable and recurring revenue stream, generated R$17.1 billion of revenue, translating into a contribution of 70.7% of our consolidated gross revenue, but a 3.9% decrease over the prior year.

Utilizing the GSM technology platform, our mobile telecommunications business is also marketed in Region I. As of December 12, 2006, we had approximately 13 million mobile subscribers, representing an estimated market share of 27.4% (calculated as a percentage of total mobile subscribers), according to public data provided by Anatel. We believe that we are one of the leading mobile providers in Region I. For the year ended December 31, 2006, this business segment, characterized by high growth and low penetration, generated R$3.5 billion of revenue, translating into a contribution of 14.0% of our consolidated revenue and a 26.1% increase over the prior year.

Our broadband services business, utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, is marketed under the Oi Velox brand name. As of December 12, 2006, we had approximately 1.1 million broadband subscribers representing 7.8% penetration (calculated as a percentage of our total fixed-lines in service). We believe we are the largest provider of broadband services in Region I. For the year ended December 31, 2006, broadband revenue increased 37.0% compared to the same period in 2005.

We also provide voice and data services to corporate customers throughout Brazil via our own networks in Region I and in other regions, and via cooperative arrangements with other network operators in Brazil.

Our Strategy

We intend to maintain our current market position and build on our competitive strengths to expand our operations and improve our financial performance. Our overall strategy includes the following:

Use product bundling to retain clients and enhance revenue

We have a diversified product portfolio, incorporating fixed-line telephony, mobile telephony, broadband internet, ISP, and data services. We changed our marketing strategy from a product-oriented to a client-oriented approach aimed at providing the best services. We tailor our communications solutions to our consumer and customer groups by segmenting the markets in which we operate. We offer bundling opportunities that are in line with our clients’ needs, which allow us to increase our revenues and market share, while reducing our churn rate. As the first integrated telephony company in Brazil and a leader of telecommunication services in our region, we are very competitive in bundled fixed-line, mobile, broadband and public telephone services. The following products are examples of our bundled services (for more information, see “Item 4. Information on the Company — Our Operations.”

•	“Oi Conta Total”: combines fixed-line telephony, mobile telephony and broad band.

•	“Oi Cartão Total”: offers prepaid cards that can be used for fixed-line telephony, mobile telephony and public telephone.

We also stimulate the recharge of prepaid mobile minutes through our fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, and combine household and business telephony needs. In addition to providing value for our customers, bundling allows us to optimize the use of our fixed and mobile networks and take advantage of our unique position as the wireline incumbent in Region I.

Continue to grow our mobile and broadband businesses, focusing on profitability

We have successfully grown our mobile subscriber base since we launched our mobile business, Oi, in June 2002. In less than five years, our mobile subscriber base has grown from zero to over 13 million, resulting in the highest growth rate in Brazil among mobile providers during this time period. 2002 through 2005 was a period of high growth, and we spent heavily on customer acquisition and we focused primarily on building scale and capturing market share. This strategy gave us a first place position in the mobile services market and, by the end of 2006, we had 27.4% of the market share in Region I. During 2006 the mobile telephony market began to decelerate and we decided to shift to a strategy of segmentation in the acquisition of new clients, which helps to reduce handset subsidies primarily in the low-end segment. In addition, we expect to improve our mobile telephony margins by reducing distribution and commission expenses and improving average revenue per user, as well as a creating a more favorable mix of post and prepaid subscribers. Furthermore, the penetration rates are still relatively low in our region, which growths faster than the national average. This allows us to improve growth and margins in this business. For corporate data clients, we are focused on expanding our market share by offering bundled services, providing third party network management (outsourcing), continuously improving the quality of our service and consolidating our customer relationships through focused business units. Our broadband business is also a driver for our growth, due to the low penetration in our region. We plan to follow an aggressive strategy by offering a broad selection of services to increase penetration of broadband service in residences and in small and mid-size companies.

Offer flexible alternative plans in minutes, in line with the clients needs

As part of the changes introduced by the 2006 Concession Agreement, fixed telephony providers will have to charge for their services based on minutes. For detailed information regarding the pulse-minute conversion, see “Item 4. Information on the Company — Regulation of Brazilian Telecommunication Industry — The 2006 Concessions Agreement.” As a result, during the second half of 2006, we began to offer alternative fixed telephony plans in minutes to anticipate the regulatory requirement and to further adjust our plans to the actual needs of our clients. These plans vary both in the number of minutes included in the subscription, as well as with respect to the inclusion of dial-up internet access. As of December 31, 2006, our subscriber base of alternative plans totaled 1,653 thousand subscribers, corresponding to 11.5% of our total lines in service.

Improve efficiency and cost control

We plan to continue to improve our capital allocation strategy as part of our ongoing effort to improve operational efficiency, with the goal of reducing costs while pursuing economies of scale. Our ongoing efforts to reduce costs and improve the quality of our services include standardization of internal processes, streamlining our outsourced service providers in order to improve our network management process and reduce our contingency provisions, and decreasing handset subsidies and selling expenses in the low-end segment of mobile prepaid subscribers.

Act as an consolidating agent

The Brazilian telecommunications industry has suffered a strong consolidation process since the early 2000s, which we expect to continue in the future. We continue to analyze consolidation opportunities in Brazil, which may include acquisitions or other joint ventures aimed at increasing our market share, expanding our product portfolio, or improving efficiency through potential synergies.

Continue to explore new technologies

We will continue to stay competitive in the technological marketplace. We continually study and explore new technologies for implementation in the near future. Among these new technologies, we are considering adopting Wimax technology and Internet Protocol Television Platform, or IPTV. In July 2006, Anatel began an auction process for the use of blocks of radiofrequency of 3.5GHz and 10.5GHz required for Wimax. The auction rules prevented the participation of incumbent telecommunications operators. Nonetheless, we and other incumbent telecommunications operators presented bids supported by injunctions. As a result, Anatel suspended the auction, which is expected to resume before the end of the year.

Our History and Development

Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações, together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulatory Framework), which provided for the establishment of a new regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

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

The New Holding Companies consisted of:

•	eight mobile service providers, each operating in one of the regions into which Brazil has been divided for purposes of mobile telecommunications services in the frequency range called “Band A”;

•	three regional fixed-line service providers, including TNL, each initially providing local and intraregional long-distance service in one of the three regions, or certain areas, into which Brazil has been divided for purposes of fixed-line telecommunications; and

•	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) long-distance service and international long-distance service throughout Brazil.

TNL is one of the New Holding Companies. In the restructuring and privatization of Telebrás, TNL was allocated all the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I. In July 1998, the Brazilian government privatized Telebrás by selling all its voting shares in the New Holding Companies, including TNL, to private-sector buyers. The Brazilian government’s shares in TNL, which amounted to approximately 52% of TNL’s voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e

Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.4 billion for the Brazilian government’s shares of TNL.

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

Corporate restructuring plan

In November 1999, we implemented a restructuring plan as permitted under Brazilian Law No. 9532/97 in a manner that complied with Brazilian corporate law and CVM regulations, which resulted in the transfer from TmarPart to TNL of goodwill in the amount of R$2,465 million. This goodwill originally was recorded on the books of TmarPart in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the downstream merger goodwill. See “Item 5. Operating and financial review and prospects — Amortization of downstream merger goodwill.”

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

Sale of Oi to Tmar

On May 30, 2003, TNL sold to Tmar all of the shares of Oi held by TNL, representing 99.99% of the share capital of Oi. The aggregate sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value valuation procedure undertaken by an independent public accounting firm in accordance with Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562 million through the conversion of part of Oi’s debt held by TNL prior to the sale.

Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Tmar’s capitalization of R$600 million on May 30, 2003, Tmar recorded goodwill of R$500 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale.

We believe that the benefits resulting from the optimization of Tmar’s and Oi’s auxiliary and operating sectors, as well as from the alignment of the interests and commercial strategies of the two companies, resulted in a more rational use of sources available, with consequent reductions in costs and productivity gains and better use of synergies between the companies. For information on the lawsuits relating to the sale of Oi to Tmar, please see “Information about TNL business — Legal proceedings — Sale of Oi to Tmar.”

Spin-off of Contax to TNL’s shareholders

In August 2005, TNL consummated a spin-off to all its shareholders of its former contact center subsidiary, Contax Participações S.A., or Contax, which had been approved by TNL’s shareholders at a shareholders’ meeting held on December 29, 2004. As the corporate approval for this spin-off was obtained in

2004, Contax’s financial statements ceased being consolidated into TNL’s financial statements beginning in 2005. With the spin-off of Contax to TNL’s shareholders, TNL’s shareholders’ equity account was reduced by R$277 million, which was equivalent at the time to the value of Contax in TNL’s books, as determined by an independent valuation report dated November 30, 2004 as required by Brazilian corporate law. With this spin-off, TmarPart became the controlling shareholder of Contax, and Contax became a sister company of TNL.

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

Merger of HiCorp Comunicações Corporativas S.A.

HiCorp Comunicações Corporativas S.A., or HiCorp, has the corporate purpose of providing internet access to ISPs and e-marketplaces. HiCorp was merged into TNL, as provided for in a Protocol and Justification of Merger dated as of March 31, 2006, which was approved at a shareholders’ meeting of TNL held on April 28, 2006.

Our Significant Subsidiaries

The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2006 (no change has occurred since then). See Note 1 to the consolidated financial statements of TNL for more information on our other subsidiaries.

	Holding Company Ownership
	% of Share Capital	% of Voting Capital

Telemar Norte Leste S.A.	80.9	97.2
TNL PCS S.A — Oi(1)	80.9	97.2
Telemar Internet Ltda.(1)	80.9	97.2
Companhia AIX Participações S.A.(2)	40.5	48.6

(1)	Indirectly held by TNL as a wholly-owned subsidiary of Telemar Norte Leste S.A.

(2)	Indirectly held by TNL as a subsidiary of Telemar Norte Leste S.A.

Telemar Norte Leste S.A. (Tmar)

Tmar is a listed corporation (sociedade anônima) reporting to CVM and trading on BOVESPA. It is organized and incorporated in Brazil and controlled by TNL. Tmar has 16 local service and 16 domestic long-distance concessions under which it provides telecommunications services through a public-switched telephone network. Such services are described below in detail under “— Our operations — Fixed-line services.”

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

TNL PCS S.A. (Oi)

For approximately R$1.1 billion, TNL PCS S.A., or Oi, was the successful bidder in the public auction for a license to provide personal mobile telecommunications services (Serviço Móvel Pessoal), in Region I. This license utilizes a frequency band referred to as “Band D.” Oi began providing mobile services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Tmar was consummated following the approval of the Board of Directors of both TNL and Tmar.

Companhia AIX de Participações S.A.

Companhia AIX de Participações S.A., or AIX, provides infrastructure services to Tmar and it is engaged in the supply of ductwork for the installation of fiber-optic cables along highways of the state of São Paulo.

Telemar Internet Ltda.

Telemar Internet Ltda., or Telemar Internet, is an internet access provider, wholly-owned by Tmar, which started operations in February 2005 under the brand name Oi Internet. Oi Internet was formed as ABS 52 Participações, or ABS 52 and it was acquired by Tmar with the purpose of services of installation, maintenance and network construction.

Set forth below is our organizational chart, showing our principal subsidiaries as of December 31, 2006 (no change has occurred since then).

Region I

Our concessions and authorizations from the Brazilian government authorizes us to provide fixed-line, data and mobile telecommunications services in Region I, which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 2.7% of total lines installed and 1.5% of the total population of Region I as of 2006. Region I covers an area of 5.4 million square kilometers, which represents approximately 64% of the country’s total area and generates approximately 41% of Brazil’s gross domestic product. The population of Region I is 101.5 million, which represents 54% of the total population of Brazil. As of 2004, Region I had 119 municipalities with populations in excess of 100,000 inhabitants. In 2004 (the last year for which official data is available), per capita income in Region I was approximately R$7,563 per year, varying from R$2,748 in the state of Maranhão to R$14,639 in the state of Rio de Janeiro.

The following table sets forth key economic data, compiled by the IBGE for the states in which Tmar operates.

Key Economic Data on the States of Region I

		Population	% of Gross	Per
	Population	per Square	Domestic	Capita
	(million)	Kilometer	Product	Income R$
State	(2006)	(2006)	(2004)	(2004)

Rio de Janeiro	15.6	356.1	12.6	14,639
Minas Gerais	19.5	33.3	9.4	8,771
Bahia	14.0	24.7	4.9	6,350
Pernambuco	8.5	86.4	2.7	5,730
Pará	7.1	5.7	1.9	4,992
Amazonas	3.3	2.2	2.0	11,434
Espírito Santo	3.5	71.4	2.0	10,289
Ceará	8.2	55.2	1.9	4,170
Paraíba	3.6	64.2	0.8	4,165
Rio Grande do Norte	3.0	57.6	0.9	5,370
Maranhão	6.2	18.6	0.9	2,748
Sergipe	2.0	91.3	0.7	6,782
Alagoas	3.1	109.9	0.7	3,877
Piauí	3.0	12.1	0.5	2,892
Amapá	0.6	4.3	0.2	6,796
Roraima	0.4	1.8	0.1	4,881

Total	101.5	—	42.3	—

Source: IBGE.

Set forth below is a map of Region I, which is covered by Tmar’s fixed-line concession:

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I in particular. See “Item 3. Key information — Risk factors — Risks relating to Brazil.”

Our Operations

Our telecommunications services consist of:

•	local services, primarily in Region I, but also in Regions II and III, including installation, monthly subscription, measured service, collect calls and supplemental local services;

•	intraregional domestic long-distance services, and international long-distance services primarily from Region I, placed through fixed-line and mobile telephones using our long-distance Carrier Selection Code (Código de Seleção de Prestadora), which in our case is represented by number 31;

•	usage of our network (i) to complete calls initiated by customers of other telecommunications service providers (interconnection services), or (ii) by providers that do not have the necessary network.

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services;

•	public telephone services;

•	mobile telephone services; and

•	data transmission services, comprising ADSL services, the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and ISPs, IP, and other data transmission services.

Local services

Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area. Until February 1999, we were the only authorized company allowed to provide local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intraregional long-distance telecommunications services in Region I. In 2002, the market was open to all telecommunications providers. Embratel has also been selling lines under a local fixed-line project since 2002, pursuant to an authorization granted by Anatel on August 9, 2002. Both these companies are controlled by Telmex, the leading telecommunications provider in Mexico. As of December 31, 2006, Embratel and Vésper had an approximate 7.2% market share of the local services market in Region I. See “— Competition.”

Local services also include in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the client’s telephone system.

On August 7, 2002, as a result of our early satisfaction of Anatel’s universal service targets from December 2003 to December 2001, Anatel provided Tmar with an authorization to provide local services in Region II and Region III. Although we continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not plan to focus our efforts in offering local services to residential customers in Region II and Region III at this time.

Intraregional (intrastate and interstate) long-distance services

Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as intraregional long-distance calls. Intraregional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states within Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, Anatel implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code, which for Tmar is 31. In July 1999, in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states contained in Region I, and we began providing interstate long-distance services between the states in this region. On June 7, 2004, Anatel released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long-distance calls between neighboring areas started being charged as local calls. In Region I, the number of local areas was reduced from 4,289 to 2,920. Since Tmar had anticipated the consequences of these new rules, Tmar has been rebalancing its rates for long-distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “— Competition — Long-distance.”

Interregional and international long-distance services

Our interregional long-distance services consist primarily of calls between a location within Region I and a location in Region II or Region III. International long-distance services consist primarily of calls between a location within Region I and a location outside Brazil.

In July 2002, upon meeting certain universal service targets in the second quarter of 2002, Tmar acquired the right to provide interregional long-distance services originating from Region I. For that purpose, we entered into interconnection agreements, mainly with Telesp (Region III) and Brasil Telecom (Region II), to interconnect directly with their networks.

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

Since February 2003 we have offered fixed-line interregional and international long-distance services originating in Region II and Region III using the same mobile telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide mobile telecommunications services in Region I.

At the end of 2006, Oi requested that Anatel transfer to Tmar its authorizations to provide domestic fixed-line services in Regions II and III and international services in all regions. The request has been approved by Anatel and we are awaiting the enactment and publication of the terms for its implementation.

Traffic transportation services

Long distance carriers and mobile operators may avoid paying long distance network usage to Tmar by establishing a presence in direct interconnection routes with Tmar’s last mile network. In order to protect its network usage services, in 2002 Tmar created a new type of long-distance usage service, called National Transportation, which established a competitive alternative to flat long-distance network usage fees as a result of discounts based on the volume of traffic and geographic distribution.

Also in 2002, Tmar started to offer international operators the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig. We charge international carriers a per minute rate, base on terminal type (fixed or mobile) and local area destination, on a nationwide basis.

Network usage services (interconnection)

The general rules for interconnection are set forth in the General Interconnection Regulation approved by Anatel. All the telecommunications service providers must make their networks available for interconnection, as much as technically feasible, without discriminating and whenever requested by another telecommunications service provider.

Anatel sets the interconnection rates for the fixed-line network, however, in July 2004, a specific regulation established that mobile interconnection rates should be freely negotiable. Brazilian telecommunications laws and regulations also establish that if new interconnection rates for mobile operators are not agreed among the telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

Tmar, as the incumbent operator of the Public-Switched Telephone Network, which provides local services within Region I, is authorized to charge local network usage on a per-minute basis, or TU-RL, for all local and long-distance calls (national and international) originated or terminated on its fixed-line network. In accordance with the 2006 Concession Agreement, the TU-RL will eventually be lowered to the international benchmark which is around US$0.01; on January 1, 2006, the TU-RL was reduced by 50%, and was again reduced by another 40% on January 1, 2007. The TU-RL currently set by Anatel is R$0.026. The TU-RL will be recalculated using a cost methodology (“Long Run Incremental Costs” — LRIC) in 2008 or 2009, as set forth in the 2006 Concession Agreement. Companies holding an authorization may charge an interconnection fee 20% higher than the incumbent companies.

Due to Tmar’s incumbent position in local fixed-line services in Region I, we are the leader in the network usage services market of this region. Similarly, Tmar also charges network usage on a per-minute basis for local and long-distance calls originated by mobile phones, in addition to Personal and Specialized Mobile Services, terminated on Tmar’s fixed-line network.

Tmar also charges long-distance network usage for all national and international long-distance calls that are: (1) terminated on Tmar’s network and delivered by a long-distance carrier for completion in a local area that is different from the final destination of the call, or (2) originated on Tmar’s network and captured for completion by other long-distance carriers in a different local area from where the call originated.

Oi’s mobile telecommunications services network is directly interconnected to the national and international long-distance networks of all companies operating in Region I and all mobile operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing its customers with automatic access to roaming services when traveling to Brazilian areas where mobile telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged per minute, when customers of other fixed-line or mobile operators use the mobile network to complete a call to Oi’s customers in Region I, or to originate long-distance calls using the Carrier Selection Code of another provider.

Mobile telecommunications services

As of December 31, 2006, Oi had a presence in some 824 municipalities in the 16 states of Region I. As of December 31, 2006 , Oi had approximately 13.1 million subscribers. According to Anatel’s estimates, Oi had a market share of 27.4% in Region I, and the penetration rate of mobile telecommunications services in the total population of our region was 46.8%. Revenues from mobile telecommunications services arise from (1) usage fees for outgoing and collect calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting and call blocking; (2) monthly subscriptions; (3) roaming; (4) interconnection fees received from other mobile operators for calls that use our network; and (5) sales of handsets. As of December 31, 2006, the customer base of Oi was divided into approximately 82% prepaid and 18% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold and special services, depending on the type of handset, such as Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), General Packet Radio Service (providing speeds in the range of 115 kilobytes per second (Kbps)), and Enhanced Data Rates for GSM Evolution — EDGE, which allows speed in the range of 230 Kbps.

Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes available. Such cards are valid for a stated period of time following activation, and now contain a converging feature, called “Oi Cartão Total” (Oi Total Card).

“Oi Cartão Total” is an innovative service that integrates mobile, fixed, and public telephony through a single card. Particularly focused on Oi prepaid clients and on public telephone users, the “Oi Cartão Total” allows these clients to use their available credits to make any type of call from mobile, fixed or public telephones. “Oi Cartão Total” represents a big step towards converging our telecommunications services and satisfies the needs of a common profile of our prepaid clients who use the cell phone to receive calls and the public telephone to make calls. Aggressive offers have been made with the purpose of promoting and stimulating the use of the “Oi Cartão Total”. We have also developed the following services and/or applications:

•	“Dose Certa”: Oi’s electronic recharge. The client may recharge any amount of credits, including cents.

•	“Oi PDV”: Sales of on-line, electronic recharges, from a minimum amount of R$1.00.

Following this new concept of prepaid packages, we have developed new sales channels with the purpose of increasing penetration and reducing sales costs, including selling cards in small retail shops (newsstands, drugstores, supermarkets, among others). Currently, the stand-alone chip accounts for more than 90% of prepaid sales, which eliminates the need to subsidize the handset. Over 30% of these sales occur in small retail shops.

Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers pay only for calls that they originate, in addition to possible roaming charges.

The amounts vary according to the subscriber’s service plan, and the call origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than that. After the first 30 seconds of the call, users are billed for every additional six seconds. Under Oi’s postpaid plans, customers pay subscription fees (which include certain usage minutes) in addition to usage fees. During 2006, monthly subscription fees accounted for 29.3% of mobile service revenues, excluding handset sales.

Depending on the handset model, customers have access to General Packet Radio Service and EDGE services available in the main cities of Region I. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

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

Public telephone services

We own and operate public telephones throughout Region I. As of December 31, 2006, we had 577 thousand public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards, see “Item 5. Operating and financial review and prospects — Critical accounting policies and estimates — Revenue recognition and accounts receivable.”

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

We provide these data transmission services using a service network platform in our region and our nationwide fiber-optic and radio network.

We expect the internet service market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. Tmar holds agreements for the joint provisioning of international data services with several relevant international carriers. These international alliances will further enhance our strategy of offering bundled telecommunications services to Brazilian customers. We provide broadband internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2006, we had sold 82,120 ISDN and 1,128 thousand ADSL subscriptions.

The ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. In 2002, Tmar began offering an ADSL broadband product allowing high-speed internet service under the brand name Oi Velox, targeting the residential market. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line, which, in turn, is connected to certain DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

Rates

Rates for fixed-line telecommunications services are subject to comprehensive regulation. The 2006 Concession Agreement established a price-cap for Tmar services, adjusted on an annual basis and based on inflation and productivity gains. The basket of services covered by the maximum rate includes local and long-distance calls and interconnection fees, including installation fees, subscription fees, and domestic, international and public telephone measured services. The price-cap is based on the weighted average rate of the rates included in the basket. The rates for individual services within the basket may be increased by up to 9% above the limit established by the 2006 Concession Agreement, so long as the weighted average rate for the entire basket does not exceed such limit.

Local rates

Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or trunks. As established in the 2006 Concession Agreement, as of March 2006, the monthly subscription charge includes the use of 200 minutes per month for residential users and 150 minutes for nonresidential users and trunks. If those limits are exceeded, customers will incur additional measured-minute charges. If a customer does not use all of the minutes covered by the fixed charge in a month, the minutes cannot be carried over to the next month and will be lose. The monthly subscription charges vary in accordance with the subscribers’ profile, as defined in the applicable regulation.

The calculation of rates is based on the period of use; the rate unit is a tenth of a minute (six seconds), rounding permitted for the tenth minute immediately above. There is a Minimum Rate Period (TTM) of

30 (thirty) seconds and an Incoming Call Rate (TCA), where cost is based on the application of an Amount per Incoming Call (VCA). For calls made during period in which this rate is in effect (Monday to Friday, from midnight to 6 am; Saturdays, from midnight to 6 am and from 2 pm to midnight; and Sundays and Brazilian holidays, from midnight to midnight), the caller is charged 2 (two) minutes regardless of the duration of the call. Calls of 3 (three) seconds or less are not charged, except in certain specific instances as provided for in the regulation.

Tmar must changeover its rates from pulse to minute on a gradual basis, from March 1 to July 31, 2007. In the locations where Tmar will not implement the minute-based rates due to technical or economic unfeasibility, Tmar will not be allowed to charge additional fees for local calls made to another fixed telephone and will instead be limited to the basic monthly subscription fees.

Fixed-to-mobile rates

Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling-party-pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Aside from the “calling-party-pays” system, there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge per-minute charges based on either VC1 (local), VC2 (intrastate) or VC3 (interstate) rates when a fixed-line service customer calls a mobile subscriber within Region I. In turn, we pay the mobile service provider a charge for the use of the mobile network in completing the call.

Effective July 15, 2005, upon authorization received from Anatel, we increased our local fixed-to-mobile service (VC1) rates by an average of 7.99%. We did not increase our VC2 and VC3 rates in 2005.

The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year Ended December 31,
Per-minute Charges for Calls Made to Mobile Telephones:	2004(*)	2005(*)	2006(*)
	(Nominal reais)

VC1	0.49	0.51	0.51
VC2	0.96	0.97	1.02
VC3	1.09	1.10	1.16

(*)	The amounts represent an annual average of rates, net of taxes.

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

	Year Ended December 31,
Domestic Long-distance Rates:(2)	2004(1)	2005(1)	2006(1)
	(Nominal reais)

0 to 50 km	0.22	0.24	0.22
50 to 100 km	0.30	0.32	0.28
100 to 300 km	0.31	0.34	0.31
Over 300 km	0.35	0.37	0.36

(1)	Average of monthly rates, net of taxes.

(2)	Per-minute rates for a domestic long-distance call between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

Network usage rates

Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long-distance service providers to complete calls originating or ending on our network; and

•	Mobile service providers operating to complete calls ending on our network.

The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.

The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year Ended December 31,
Network usage rates:	2004(*)	2005(*)	2006(*)
	(Nominal reais)

Local	0.051	0.049	0.034
Long-distance	0.097	0.107	0.102

(*)	The amounts represent an annual average of monthly rates, net of taxes.

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

On March 23, 2006, Anatel approved a rate adjustment of 7.99% for long distance calls between fixed and mobile phones (VC2 and VC3). Anatel also approved a 4.5% increase in the mobile network usage rate (interconnection fees charged per minute) relative to these calls.

Rate readjustments

Since 2006, Anatel has been using a specific rate adjustment index based on a rate basket for telecommunication services, referred to as the IST index. The IST index allows for a greater balance in the evolution of the prices charged from retail and wholesale subscribers than the former inflation rate used in the telecommunications industry, the IGP-DI, which is more focused on the evolution of wholesale prices.

The 2006 Concession Agreement sets forth the general guidelines for the adjustment of rates in 2006, based on the following factors:

•	New price index to substitute the IGP-DI, the IST Index, which is a basket containing other existing indexes, such as IGP-DI, the inflation-based price index rates (Índice Geral de Preços — Mercado, or IGP-M), and IPA-OG (all disclosed by the Fundação Getúlio Vargas), IPCA, INPC and SINAPI (all disclosed by the IBGE); and

•	Creation of an X Factor to measure the production index of the industry companies— See “Item 4. Information on the Company — Regulation of Brazilian Telecommunication Industry — The 2006 Concessions Agreement.”

On July 10, 2006, Anatel authorized an adjustment in the rates based on the variation of the IGP-DI (May/2005 to December/2005, when the previous Concession Agreement was still in effect) and of the new IST Index (December/2005 to May/2006) in connection with local, long-distance and network use services. The discount factor was applied on this accumulated variation based on the productivity (weighted average of the amounts set forth in the previous agreement and of the X Factor arising out of the calculation of the industry companies’ factors) in the percentage of 1.13% for local and 3.46% for long-distance services. The adjustment resulted in average reductions of 0.51% for local and 2.86% for long-distance domestic services.

The following table sets forth the adjustments in the rates of a number of services approved by Anatel in 2006.

	2004(1)	2004(2)	2004(3)	2005(4)	2006(5)

Basket of local services	6.89%	4.37%	4.19%	7.27%	−0.51%
Installation	(19.00)	3.57	3.44	7.27	−0.51
Residential subscription	7.43	3.57	3.44	7.27	−0.51
Commercial subscription	7.43	9.56	8.73	7.27	—0.51
Trunk line subscription (PBX)	7.43	3.57	3.44	7.27	—0.51
AICE subscription					−0.51
Pulses	7.43	3.57	3.44	7.27	−0.51
Telephone credits	7.43	3.18	3.08	7.37	−0.43
Local interconnection(6)	(10.47)	5.47	5.18	(13.32)	−0.51
Internal long-distance basket	3.20	5.46	5.18	2.94	−2.86
Long-distance interconnection	3.20	5.46	5.18	2.94	−2.86
Rate of 12-month index (up to May)	7.97%			8.36%	0.62%

(1)	Percentages corresponding to June 30, 2004 based on the IGP-DI.

(2)	Gradual offset corresponding to September 1, 2004 for the use of the IPCA instead of the IGP-DI, during the rate adjustment for 2003.

(3)	Gradual offset corresponding to November 1, 2004 for the use of the IPCA instead of the, during the rate adjustment for 2003.

(4)	Percentages corresponding to July 15, 2005, based on the IGP-DI.

(5)	Percentages corresponding to July 10, 2006, based on the IGP-DI and IST variation, excluding productivity.

(6)	In addition to the drop of 0.51% in July 2006, shown in the table above, in January, 2006 there was an average drop of 25% due to the relation between the TU-RL and the local minute (local interconnection = 50% of the local minute under the concession agreement).

Data transmission rates

Rates in the data transmission segments to final costumers are market-driven and outside Anatel’s usual public regime regulatory purview. In 2005, Anatel published Normative Nr. 50,065 containing reference amounts for the provision of data transmission services to other telecommunication service providers to be used in the event of lack of agreements between the providers of this service. It is not possible to estimate how such reference amounts will affect our revenues. See “Competition - Data Transmission Services”.

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

Mobile rates

Mobile telecommunications service providers are authorized to establish rates for their mobile telecommunications services, provided that offers are part of a service plan approved by Anatel. Providers must offer their users a basic service plan, or Basic Service Plan. Providers also may offer non-discriminatory alternative plans to the Basic Service Plan. Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.

The following table sets forth the average per minute rates we charged for prepaid and postpaid plans during the years indicated below.

	Year Ended December 31,
Monthly Rate of Basic Service Plan:	2005(*)	2006(*)
	(Nominal reais)

Oi 40	23.44	26.49
Oi 80	35.87	44.53
Oi 160	57.92	66.49

(*)	Annual average of monthly rates, net of taxes.

Taxes on Telecommunications Services

The cost of telecommunications services to the client includes several taxes and contributions. The rates we charge our clients include the remuneration for our services and state and federal taxes and contributions. The average rate of all these taxes and contributions, as a percentage of the consolidated gross operating revenue, was 27.8% in 2005. The primary tax on telecommunications is the value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços, or ICMS), assessed by states at varying rates. The ICMS rate is set at 25% on average, except in the states of Rondônia (35%), Mato Grosso, Pará, Paraíba and Rio de Janeiro (30%), Goiás and Rio Grande do Sul (29%), Pernambuco (28%) and Alagoas, Bahia, Ceará, Mato Grosso do Sul, Paraná, Rio Grande do Norte and Sergipe (27%). In June 1998, the State Secretaries of Treasury (Secretarias da Fazenda Estadual) approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such taxes.

Telecommunications services revenues also take into account two federal contributions levied on gross operating revenue at a combined rate of 3.65%: the Program for Social Integration (Programa de Integração Social, or PIS), and the Contribution for Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or Cofins). However, revenues from sales of mobile handsets and other revenues, aside from telecommunications services, are subject to PIS and Cofins at a combined rate of 9.25%.

Billing and Collection

Fixed-line services

Tmar sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll free services and other services such as call waiting, voicemail and call forwarding. With respect to the settlement of our telephone bills, we have agreements with several banks and other vendors such as drugstores, lottery houses and government bureaus that agree to receive and process payments from our customers on our behalf.

Payments are due within an average of 13 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2006, 10.2% (9.7% in 2005) of all accounts receivable were outstanding for more than 30 days, and 5.0% (4.6% in 2005) were outstanding for more than 90 days. In line with rules established by Anatel, we may restrict a customer from making outgoing calls when an account is over 31 days past due, restrict a customer from receiving incoming calls when an account is over 61 days past due and completely disconnect a customer when an account is over 91 days past due, provided a 15-day warning has been issued to such customer in every step of the restriction process. The disconnection process thus comprises several stages, including customer’s notification regarding the referral of their situation to credit bureaus, until the line can be ultimately disconnected due to non-payment. The collection system used by Tmar enables it to access delinquent subscribers in accordance with their payment profile. This profile may take into consideration, without limitation, the length of subscription, the outstanding balance of the bill and the longest payment delays. The notices range from voice messages to active calls for negotiation with the client.

Fixed-line network usage services

Tmar is remunerated by other telecommunications operators for each call originating from the network of another provider, regardless if from a fixed or mobile telephone network, and routed through Tmar’s network. The payments for the use of our fixed network in connection with local calls originating from other fixed telephone providers are only billed and due from the balance of traffic exceeding 45%-55% between the interconnection operators.

The long-distance providers pay an interconnection fee for each call to which revenue they are entitled, regardless if such call is originated from, or ends in, our network. We have billing agreements with the long-distance providers, so that when a long-distance call carried by another telecommunications provider is originated on our network, we bill that provider’s customer, retain any access fee for use of our network and transfer the balance to such providers.

Mobile communications services

Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as Tmar bills its fixed-line customers. See “ — Fixed-line services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges. The payments are due, on average, up to 13 days after the billing date. We charge a fee for each late payment of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2006, 7.8% (9.6% in 2005) of all accounts receivable were outstanding for more than 30 days, and 3.7% (4.4% in 2005) were outstanding for more than 90 days.

The collection policy adopted by Oi, following rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 45 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by credit bureaus until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account, among other things, the length of the subscription, bill amount and greatest delays. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer, including active contacts with debt renegotiation proposals.

Mobile network usage services

Oi is remunerated by other providers for each call originating from another provider’s network, regardless if from fixed or mobile telephone networks, and routed through Tmar’s network.

The most important is the remuneration it receives from Tmar, which derives from fixed-to-mobile calls originated on Tmar’s network and terminated on Oi’s network. These revenues and costs, for Oi and Tmar respectively, are eliminated in our consolidated results.

Until June 2006, the payments due for the use of our mobile network in connection with local calls originated from other mobile telephone providers were only billed and due from the balance of traffic exceeding 45%-55% between the interconnection operators. Since July 2006, the “full billing” system has been adopted, where the payments and receipts are made considering the local traffic.

Network and Facilities

Fixed-line network

Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31, 2006, the access network connected approximately 14.4 million fixed-telephone lines and

1,128 thousand installed ADSL. ADSL is already present in 222 localities. Our fixed-line installed network increased by 107 thousand lines during 2006, and total lines in service decreased by approximately 460 thousand as a result of: (1) several measures taken during 2006 to optimize investments made; (2) the disconnection of analog terminals in order to reduce network maintenance costs; and (3) customer migration to mobile and broadband networks.

Our public-switched telephone network is almost fully digitalized and, as of December 31, 2006, connected homes and businesses in 9,697 cities, towns and villages to 20 thousand digital telephone switches and concentrators across our coverage area. As of December 31, 2006, another 11,209 villages were served by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.

The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and For Year Ended December 31,
	2004	2005	2006

Installed access lines (million)	17.4	17.0	17.1
Access lines in service (million)	15.2	14.9	14.4
Average access lines in service for year ended (million)	15.2	15.0	14.4
Percentage of installed access lines connected to digital exchanges	99.1	100.0	100.0
Employees per 1,000 access lines installed	0.5	0.4	0.4
Public telephones in service (thousand)	662.0	618.1	577.1
Mobile (GSM) subscribers (million)	6.9	10.3	13.1
Local call pulses for year ended (billion)	20.5	18.5	16.0
Domestic long-distance call minutes for year ended (billion)	8.8	8.0	7.1
International call minutes for year ended (million)	66.8	60.9	50.4
Broadband access lines in service (thousand)	495.7	805.0	1,128.0

As of the privatization of Telebrás, our long-distance network consisted primarily of the transmission resources that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission networks of Tmar by investing in a national network. The deployment and expansion of the interstate backbone required an investment of R$954 million and involved the installation of 21 thousand km of new fiber-optic cables connecting the major capitals and large cities located in Region I. The network of fiber-optic cables permitted the reduction of the bit/cost of providing service, the increase of the traffic and the increase of the services reliability and the provision of broadband services in the long-distance network.

Our long-distance network is one of the most modern in Latin America. It has an initial capacity of 30 gigabytes per second (Gbps) and is equipped with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, internet and data transmission services and other telecommunications providers’ demand for transmission facilities.

We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services may include internet access and access to corporate data applications. Hispamar Ltda., a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and Tmar invested nearly R$1.0 billion in the construction of the Amazonas satellite, which was manufactured by Astrium (EADS Space Company). The Amazonas satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The launch of the Amazonas satellite has put Hispamar into direct competition for satellite services with StarOne, a subsidiary of Embratel.

The Amazonas satellite provides both C and Ku bands and on-board switching. Tmar entered into an agreement with Hispamar in December 2002 which granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 W, C band. The price assigned to the orbital position was set at R$29 million according to an independent appraisal. In December 2002, Tmar obtained a minor shareholding stake in Hispamar.

In 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access due to geographical conditions. The satellite network comprises satellite earth stations located in lesser-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Salvador and Rio de Janeiro. This satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.

Until December 2001, we had 10 network management structures. From January through April 2002, a national network operations center was completed in Rio de Janeiro to centralize Tmar’s network remote monitoring activities. Network operating and configuration platforms, located at our network operations center in Rio de Janeiro, perform failure monitoring, database and configuration management, security management, performance analysis for the entire network.

Data transmission network

Our Asynchronous Transfer Mode — ATM network with its fully integrated management system provides:

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

Mobile network

As of December 31, 2006, Oi’s mobile network covered 852 municipalities, over 78.9% of the urban population in Region I, consisting of 4,498 active radio base stations. Oi’s network is directly interconnected to the national and international long-distance fixed-line telephone networks of the companies operating in Region I and all mobile operators of Band A, B, C and E in Region I. In Regions II and III, we have roaming agreements with several GSM mobile operators, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Tmar. Nokia, Siemens, Alcatel and Huawei are the suppliers of our network equipment.

Quality of Service

We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients, as well as reducing maintenance costs. Since 1997, all new lines that we installed have been connected to digital exchanges. As of December 31, 2005, all of our installed lines were connected to digital switching centers. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.

We must also comply with the provisions of the General Plan on Quality Goals and with the terms of our Concession Agreement 2006. See “— Regulation of the Brazilian telecommunications industry — Quality of services — General Plan on Quality Goals.”

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

The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in a decrease in prices, in real terms, for telecommunications services driven by increasing competition, implementation of new technologies and regulatory oversight. Until 1999, we were the only authorized supplier of fixed-line and intrastate telecommunications services in Region I. Since then, a series of competitors have come to our region to provide fixed-line, mobile, long distance and data transmission services.

The increased interest of foreign players in the Brazilian telecommunications market is also expected to strengthen competition for these services in Region I. Of these foreign players, Telmex has arisen as a strong competitor, as evidenced by: (1) their entry in the Brazilian long-distance market through the purchase of Embratel in 2004, which strengthened Embratel’s financial position by means of a capital increase and debt refinancing; (2) their affiliation with Telecom Americas, which holds investments in the mobile telephone market through the brand name Claro, which reached the second and third position in Brazil’s mobile telecommunications market in December 2004 and March 2005, respectively; and (3) their investment in cable and broadband through the acquisition of a stake in the Brazilian cable and broadband operator, Net Serviços de Comunicação S.A., or Net, a subsidiary of Organizações Globo, one of the largest media conglomerates in Latin America. Telmex’s investment in Net will allow this company to be more aggressive in broadband investments and acquisition policies. The potential synergies between Telmex’s telecommunications activities and media investments in Region I can be expected to increase competition in this region, especially in the corporate and long-distance markets. Moreover, Telmex may increase its stake in Net pending approval of a bill under the review of the Brazilian Congress, which if passed, would allow foreign players to control media companies.

In March, 2007, the Number Portability Rules (Regulamento de Portabilidade Numérica), or Normative 460, were enacted. Pursuant to Normative 460, users can keep their telephone number when changing: (i) fixed-line providers; (ii) mobile providers; (iii) toll free numbers (0800); and, (iv) address . Telephone providers will have 24 months to implement and make this service available to their customers. Although number portability may negatively affect our fixed-line business, we believe our mobile business, Oi, will benefit from number portability since Oi was the third company to offer mobile services in its region and there is a resistance from the first users (usually high-end clients) to change their telephone numbers.

On April 28, 2007, a consortium led by Telefónica announced the acquisition of a controlling stake in Telecom Italia, the controlling shareholder of TIM. Telefónica has announced that the two companies (Telefónica and Telecom Italia) will be managed separately and independently but this consolidation may increase the competition for us in the mobile services.

Finally, new technologies that serve as substitutes for the telecommunications services we provide also affect our competitiveness. We also watch closely the evolution of these technologies and the impact that they exercise in the competition for the telecommunications services we offer. Technological barriers between video and voice services are increasingly lower. However, fixed incumbents in Brazil still have to overcome regulatory barriers to be able to offer video services, other than under very specific circumstances. This fact may delay the offering by fixed concessionaires of triple and quadruple-play offers.

Local services competition

In February 1999, Vésper was granted the authorization to provide local, intra-regional and long-distance fixed-line services in competition with Tmar, upon payment of R$60 million to the Brazilian government. Vésper also received permission from Anatel to implement a network expansion plan. In order to allow for effective competition in the local fixed-line service, Anatel authorized the use of the Wireless Local Loop Technology, which permits the installation of fixed-telephones without the use of telephone cables, expediting installation and the expansion procedures, as well as reaching remote areas where the access to cable is limited or unfeasible. Vésper began its operations in January 2000, in the major cities of Region I, including the 16 capitals of the states that comprise the region. We believe that as of December 31, 2006, Vésper had 600 thousand local lines in service in Region I.

In 2002, Embratel and Telesp obtained authorization to provide local telephone services in Region I. In December 2003, Embratel concluded the acquisition of Vésper. With the acquisition of Vésper, Embratel, which has been previously focusing on the corporate segment for local services, started to use Vésper’s penetration in residential markets as a mean to increase revenues in those segments.

In January 2004, Brasil Telecom was certified by Anatel in connection with the universalization goals and was authorized to provide local telephone services in Region I. However, it has not yet begun to operate in Region I.

Since 2002, any company can offer fixed-line telecommunication services in a private regime. There are several small local fixed-line service providers in each region, providing fixed-line local, national and international long-distance services.

Also, in order to stimulate competition in local telephone services, Anatel imposed the unbundling of the providers’ network, allowing other companies to offer services using Tmar’s local platform. On May 12, 2004,

Anatel established certain terms and conditions to be followed for making Tmar’s local access network available to competitors. The two types defined by Anatel were line sharing and full unbundling. Line sharing is the sharing of the infrastructure of access to customers between the fixed telecommunications company, which continues providing local services through that infrastructure, and another company that will use it to provide broadband services through ADSL. Full bundling is the lease of the infrastructure to other companies, in which case the leased network infrastructure is fully dedicated to such other companies. However, no company has shown interest in using these services.

Although there has been some competition for local services in Region I from the companies controlled by Telmex, we do not expect to face major threats from our local services competitors in this region, except for very specific cases. So far the competition trend in this segment has been low, in a manner that fixed concessionaires tend to lead the local service market within the region where they have been originally authorized to operate. An exception is fixed-line services for the corporate segment where competition is expected to increase.

The main source of competition in the local service market does not come from competing local service providers but from mobile services. At the end of 2006 there were 47.7 million mobile subscribers in Region I, a 21.4% increase over December 2005. This number represents more than three times of the number of fixed-lines in service in Region I. The expansion of mobile customers, in addition to reduced mobile service rates, may impact local fixed-line traffic.

Furthermore, we believe that major technological innovations, such as instant messaging services and VoIP, may impact local traffic in the future. In Brazil, those services have been experiencing an increase in popularity, which could further pressure the size of the local telecommunication market. The partnership between Net and Embratel for the provision of fixed-line services using VoIP is an example of this type of competition. The focus of this competitor is on areas with a large concentration of upper-class households in Region I. However, it must be noted that Region I, as well as other parts of the country, has limitations regarding the penetration of computers and broadband, in view of the population’s average income. Such fact constitutes a limiting factor to competition in this type of service.

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

New technologies that serve as an alternative to long-distance telephone calls, such as VoIP, may start capturing part of the long-distance traffic. However, contrary to what was seen in other countries such as the United States, we do not expect to see this trend materialize soon in Brazil due to two main reasons. The first of them relates to the limitation of the broad band penetration in the country in view of the population’s per capita income. The second occurs due to the fact that the main provider with the ability to offer alternatives through VoIP, Net, is affiliated with the long-distance incumbent — Embratel, which, therefore, would have a lot to lose in its long-distance call margins.

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

In 2006, we estimate that we provided approximately 81.9% of the total intrastate and interstate long-distance traffic within Region I. We measure our market share according to the information available from our own switches. Because we have the largest network in Region I, the vast majority of long-distance calls originated in Region I go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.

Interregional and international long-distance

The regional fixed-line companies, such as Tmar, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. However, because Anatel certified our early attainment, in 2001, of certain network expansion and universal service targets for 2003, we were allowed to start providing such services in July 2002. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in this market. Brasil Telecom obtained a license to provide interregional and international long-distance services in January 2004. Nevertheless, we are still the main long-distance provider of interregional and international long-distance services to the long-distance customers of Region I.

Long-distance Packages

In January 2006, Tmar launched the product named “31 Simplificado” (Simplified 31), which provides the option of three packages of minutes that include intra-state, intra-regional and inter-regional calls. The client, by assuming the monthly commitment of 31, 62 or 93 minutes, simplifies the payment of long-distance calls, therefore eliminating the need to check distances and hours to know how much a long-distance call will cost. When the client does not use the package of minutes in a given month, the remaining minutes can be used in the following two months.

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

Competition in Fixed-Mobile Service

Competition among the providers of fixed-mobile services is directly related to the competition in local services, since local calls represent the major part of revenues from calls between fixed and mobile telephones. Because the rates charged in the fixed-mobile service are higher than those charged in other types of calls, this service is more vulnerable to competition with calls originated from mobile telephone services.

Competition in Services Related to the Use of Network (Interconnection)

The competition in the provision of services related to the use of the local network is limited. However, there can be no assurance that the current competitor, Vésper, which is controlled by Embratel, and any other potential competitor that enters this market, such as Brasil Telecom and Telesp, will not threaten Tmar’s leadership position in the future.

In addition, the prices charged for the use of the local network tend to decrease, considering that the regulation establishes that the rates for the use of network must be driven by cost. These prices may also reduce because of the application of the X Factor. The X Factor is a reducing factor that has been applied to public rates over the last several years and that has, consequently, resulted in the decrease of these rates. The decrease in interconnection prices and the application of temporary rules until reaching the relationship with costs affects the market, promoting the use of interconnections in detriment to the construction of new networks.

Mobile telecommunications services

The market for mobile services in Region I is extremely competitive. Oi competes primarily with four other groups that provide mobile telecommunications services in Region I. These groups consist of the following companies:

•	a joint venture between Telefônica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northeastern states and in the state of Minas Gerais;

•	a subsidiary of Telecom Italia Mobile (marketed under the brand name Tim), which is present in all states of Region I and is the only group with national coverage;

•	the Telecom Americas Group controlled by América Móvil, an affiliate of Telmex, (marketed under the brand name Claro), which is present in all states of Region I, except in some Northern states; and

•	Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Citibank’s venture capital fund, CVC, and by several Brazilian pension funds such as: Sistel, sponsored by Tmar and other Brazilian incumbent telecommunications operators; Telos, sponsored by Embratel; Petros, sponsored by Petrobras; and Previ, sponsored by Banco do Brasil.

Of the competitors listed above, Claro has been Oi’s most aggressive competitor for the acquisition of mobile customers in Region I. Its strategy for gaining market share in this segment has included heavy subsidy of traffic and sale of handsets. Vivo and especially TIM have been slightly more conservative with respect to subsidies, with more focus on profitability. Nevertheless, Oi is still one of main providers of mobile services in Region I even though it was the last-but-one player to enter this market, as evidenced by Oi’s ability to capture 33.0% of all new mobile subscribers in Region I in 2006.

Data transmission services

Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public-switched telephone services. We offer data services under the private regime through Tmar and Oi; hence, we are subject to much less stringent regulations when rendering data transmission services. This market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market focused on large and medium-sized business customers.

Along with growth in volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

In Region I, we estimate that approximately 76% of all broadband services are provided in the form of ADSL. As the ADSL technology uses Tmar’s network, Tmar is currently the principal player in data transmission services within Region I. Of the broadband services provided through other means, we estimate that approximately 15% use cable technology in which Net and TVA are the main players and 5% use radio technology which are dominated by a few niche players.

Of the players in the broadband services in Region I, Telmex is increasing its presence through a partnership between its subsidiary, Embratel, and Net, the media company in which Telmex has recently invested, that establishes a cooperation for the provision of telephone, cable television and broadband internet services.

Marketing

In 2006, we incurred R$310 million in marketing expenses, primarily to market our fixed-line, ADSL and mobile products under the brand names Telemar, Velox, Oi, Oi Internet and our long-distance Carrier Selection Code 31.

The main marketing objectives were to promote: (1) our fixed-line products, such as “Global 31,” which promotes our integrated service capacity to provide our customers with both interregional long-distance calls outgoing from Region I to Regions II and III and international calls, by allowing customers to choose us as their long-distance provider through our 31 Carrier Selection Code; (2) long-distance services from mobile phones through our fixed-line network; (3) Velox, our ADSL services (broadband services) for high-speed access to the internet; (4) our mobile telecommunications services, through specific campaigns focusing on products addressed to certain market segments, such as prepaid and postpaid retail and corporate customers; and (5) our integrated services that are bundled with other fixed-line and broadband products.

In 2006, we continued to offer integrated promotions by bundling the different products and services provided by us, such as mobile communications and ADSL services, and fixed-line products and public telephone services.

As to marketing channels, our principal aim is to have the proper product to the most appropriate channel, which may take place through the availability of different products in different channels, as well as through the use of different levels of commissions for a given product depending on the channel.

In the retail sector, our principal marketing channels are:

•	Franchising: differentiated stores focused on sales to the high-end segment;

•	Phone sales: focus on the phone sales operators’ multi-skills;

•	Direct Channel: sale of our products directly in buildings of large organizations;

•	Exclusive agents and multi-brand stores;

•	Large and small retail stores; and

•	Other channels focused on low-end consumers, such as call centers and door-to-door agents.

In the corporate segment, we sell our fixed-line products and services through:

•	a direct sales force, which focuses mainly on large corporate customers, as well as;

•	a Tmar network, comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses.

We sell our mobile telecommunications services through a network of 4,371 points of sale, including third party retail outlets and our own stores, as well as through contact centers and the internet.

The year 2007 started with strong investments in the unification of the brands of our products and services under a single brand name, Oi. We became the first to offer fixed, mobile and long distance telephone, broadband, internet, data communication and entertainment under a single brand. We intend to expand the Oi brand recognition in the market place, reinforcing our products and services convergence.

Research and Development

We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

As part of the privatization process of Telebrás, the private telecommunications operators contributed to Telebrás’s former Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações, or the Foundation), so that it could conduct research and development in this sector. Our latest agreement with the Foundation, dated March 2002, provides for the Foundation’s development of software and IT services. Tmar disbursed approximately R$5 million, R$7 million and R$7 million in 2003, 2004, 2005, and 2006, respectively, for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce.

Capital Expenditures

Our 2006 capital expenditures reached R$2,327 million. Of this amount, 29.5% was allocated to the deployment of our mobile telecommunications services infrastructure, 24.0% for data transmission systems, 25.2% to voice transmission and 21.03% to other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.

The following table sets forth our capital expenditures for the three-year period ended December 31, 2006.

	Year Ended December 31,
	2004	2005	2006
	(Million of reais)(1)

Mobile network and systems	738	836	680
Data transmission equipment	429	473	573
Voice transmission	509	647	582
Telecommunications infrastructure	181	237	372
Information technologies services	84	93	38
Contact center	36
Other	81	161	82

Total capital expenditures(2)	2,058	2,447	2,327

(1)	Columns may not add due to rounding.

(2)	Includes Tmar, Oi, Telemar Internet and TNL.

Our forecasted 2007 capital expenditure budget totals approximately R$2.4 billion. We plan to finance such expenditures through operating cash flows and long-term financings. We have budgeted 25% of our 2007 capital expenditure budget to the mobile telephone services business and 75% to the fixed-line business, which includes our regulatory targets.

Property, Plant and Equipment

Our principal properties consist of management offices located in the main capitals of the 16 states of Region I.

As of December 31, 2006, we owned 4,907 properties, in a total of 1.6 million square meters of built area, of which 96% were operational sites, in a total of 855 thousand square meters occupied by equipment.

At the end of 2006 we also rented 10,326 properties from third parties, of which 7,853 were fixed- telephone and 2,473 mobile-telephone related.

We have also been granted the use of 4,442 properties owned by third parties as “comodato” or “cessão de uso” (right of use) for which we are not required to make any lease payments. Most of these properties are used as operational sites.

We also lease non-occupied properties to third parties, which represented, at the end of 2006, 306 properties partially leased to third parties (suppliers and non-related parties) and 20 totally leased to third parties.

As of December 31, 2006, the net book value of our property, plant and equipment was R$11,733 million (compared to R$12,518 million in 2005). Buildings, land and leasehold improvements represented approximately 10.5% of the net book value of our property, plant and equipment, underground ducts, post and towers, cables and lines represented approximately 32.9% of the net book value, plant and equipment related to trunking and switching stations represented approximately 15.6%, transmission equipment represented 27.0%, construction in progress represented approximately 4.4%, and other fixed assets represented approximately 9.6%. All property and equipment which are essential in providing the services described in the 2006 Concession Agreement are considered “reversible assets,” which means that, should the 2006 Concession Agreement expire or terminate without being renewed, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details, see Note 18 to the consolidated financial statements of TNL.

Dependence on Patents, Licenses or Contracts

Our business is highly dependent on the concessions and licenses that Anatel has granted us. For a description of these concessions and licenses, see “— Our operations” and “— Regulation of the Brazilian telecommunications industry.”

We have either registered or filed intellectual property applications for our most important fixed-line, mobile phone, broadband and long-distance brand names with the Brazilian Intellectual Property Agency (Instituto Nacional de Propriedade Intelectual). We believe the brand names and trademarks that identify us and our businesses are important for us, and we have accordingly taken the appropriate steps to protect them.

In the first half of 2006, TNL engaged an international advisory company and after conducting a comprehensive survey decided to implement a project for the unification of its activities under the Oi brand. This project is aimed at reinforcing the concept of convergence of services, improving the practices shared among the companies controlled by TNL, as well as facilitating the perception of the group’s financial soundness by the client. The implementation of the project to unify its activities under the Oi brand will take place in several phases. Certain phases related to internal and external visibility have already been initiated, including the announcement to the press on February 28, 2007.

Seasonality

Our main activity, which is to provide fixed-line telecommunications services is generally not affected by major seasonal variations, except for the first quarter of the year, when the economic activity is generally reduced in Brazil. Our mobile telecommunications services are affected by a seasonal increase in mobile handset sales during the second and fourth quarters of each year due to Mother’s Day in Brazil and the year-end holiday season.

Insurance

As required by the 2006 Concession Agreement, Tmar maintains the following insurance policies: (1) all risk property insurance covering all assets pertaining to the concession; (2) business interruption insurance covering lost revenues deriving from property damage; and (3) performance bond insurance to assure compliance with the obligations related to quality and the universal targets set forth in the agreement.

In addition to the above policies, we have civil liability insurances. Our assets that are of material value and/or exposed to high degrees of risks are also insured. For more details, see Note 32 to the consolidated financial statements of TNL.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various regulations derived therefrom. Tmar and Oi operate under concessions and licenses that allow them to provide specified services and set forth certain obligations that they must comply with. See “— Concessions and licenses.”

Anatel is the regulatory agency for telecommunications, according to the General Telecommunications Law. Anatel is administratively independent. Any new regulations proposed by Anatel must be open for comments by the general public. Anatel’s final decisions may only be challenged in Brazilian courts.

General policies for the regulation of the telecommunications sector

On June 10, 2003, a presidential decree, or the Decree, was issued, outlining a number of new rules and guidelines with the purpose of consolidating several changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things: (1) universal access to telecommunications services; (2) stimulation of employment and development of the Brazilian telecommunications sector; (3) promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and (4) the financial equilibrium of existing concession agreements. The Decree also defined certain changes reflected in the concession agreements entered into by each public regime company as of January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. If approved, these types of proposal are expected to affect the overall margin of telecommunications providers, including us. For a discussion of the risks associated to the impact of telecommunications regulations on our business, see “Item 3. Key Information. Risks relating to our business — Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in Tmar’s concession may adversely impact our business.”

The 2006 Concession Agreement

On June 2, 1998, the concessionaires signed with Anatel the Concession Agreements for Local and Long-distance Commuted Fixed-Line Service in the states of Rio de Janeiro, Minas Gerais, Bahia, Ceará, Pernambuco, Espírito Santo, Pará, Rio Grande do Norte, Amazonas, Maranhão, Alagoas, Piauí, Paraíba, Sergipe, Amapá and Roraima (“Concession Agreements”).

The Concession Agreements expired on December 31, 2005. On December 22, 2005, Tmar signed with Anatel the 2006 Concession Agreement for the National Local and Long-distance telephony services, which regulates the provision of services beginning January 1, 2006 and is valid for 20 years. Pursuant to the 2006 Concession Agreement, Tmar must pay, as consideration for the extension of the Concession Agreements, every two years, an amount equivalent to 2% of the net revenue for the prior year, during the extension period.

An integral part of the 2006 Concession Agreement is the General Plan of Goals for the Universalization of the STFC (fixed-line telecommunications services), published on June 28, 2003 in the Official Gazette of the Union as a decree as well as the Quality Plan and the new General Plan of Competition Goals, to be regulated by Anatel.

The major changes of the 2006 Concession Agreement relate to:

•	new criteria used to bill local fixed-line services that replaced the former pulse system with a system based on the amount of minutes consumed by users of fixed-line services;

•	a new readjustment index for the telecommunications industry and methodology used to adjust the rates for fixed-line services;

•	the introduction of a new productivity factor that reduces the readjustment rate used by telecommunications companies to update the fees charged to their clients;

•	a special pre-paid fixed-line telephone plan with a lower subscription price than that of our Basic Plan for residential customers (AICE), and

•	an obligation to build public telecommunication offices that serve as business centers for low-income populations (PST), coupled with a reduction of the number of mandatory public phones.

Until 2005 calls were measured and charged in terms of pulses, consisting of a single charge per call and another charge for each additional four-minute fraction of usage. The 2006 Concession Agreement establishes a per-minute billing system as an effort to establish a more objective and transparent billing criteria to the customer. The objective of Anatel with the migration to a minute-based system is not to reduce rates but to offer a more transparent rate structure for customers.

As to the new readjustment index, Anatel started using a specific rate readjustment index based on a basket of rates for telecommunications services, the IST Index. The IST Index provides a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI Index, which focuses more on the evolution of wholesale prices. In recent years, with the stability of the Brazilian currency, the evolution of the IGP-DI Index has been very close to that of consumer-oriented indices, which suggests that the variation between the IST Index and IGP-DI Index may not be substantial, so long as the Brazilian currency remains stable.

The 2006 Concession Agreement has established a new method of calculating the productivity discount factor, or the X-Factor, that limits the monetary readjustment to telecommunications rates as provided by the IST Index. Under the original Concession Agreements, Anatel would impose pre-determined productivity factors for each of the telecommunications concessionaires. With the 2006 Concession Agreement, the method for calculating the X-Factor has evolved from a system of arbitrary productivity targets established by Anatel to one that seeks to measure a concessionaire’s productivity against the actual results that are obtained by all other concessionaires of the telecommunications industry. This new method of calculating the X-Factor was used for 2006 and will be used for 2007. From 2008 on, the method of calculating the X-Factor will be based on the operational costs that are inherent to the telecommunications sector. For a description of the new method of calculating the X-Factor, see “— Regulation of the Brazilian telecommunications industry — Fixed-line services.”

The 2006 Concession Agreement implemented a special pre-paid, fixed-line plan, known as Individual Access for Special Class (Acesso Individual para Classe Especial, or AICE), which has a lower subscription price than that of our Basic Service Plan. The AICE plan is a cheaper fixed-line alternative to residential customers, limited to one line per household, precluding customers from obtaining additional fixed lines. Therefore, we do not believe the AICE plan will have a material adverse effect on an overall margin.

The terms for number portability set forth under the 2006 Concession Agreement will allow telecommunications customers to take their telephone numbers with them only when they are replacing their fixed-line or mobile telephone service provider with another fixed-line service or mobile provider. In addition, the number portability will be allowed only when customers switch telephone service providers operating within that customer’s city.

Concessions and authorizations

The right to provide telecommunications services is granted either through a concession or a authorization. Concessions are granted under a public regime, while authorizations are provided in a private regime. The right to render local services in Region I have been granted to Tmar by Anatel through a concession, while in Regions II and III this right was awarded through a authorization/license.

According to the applicable laws, public regime companies are subject to certain obligations as to quality, continuity and universality of service, network expansion and modernization. Public regime companies are also subject to Anatel’s supervision as to the rates that they may charge customers. Private regime companies, though not generally subject to the requirements concerning universal access and network modernization, are subject to certain network expansion and quality of service obligations set forth in their authorizations.

Public regime companies, such as Tmar, also often offer certain services under the private regime, of which the most significant are the data transmission services. Oi offers mobile services under the private regime, according to an authorization acquired by it on February 13, 2001. See “— Our history and development — Our significant subsidiaries — TNL PCS S.A.”

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

Termination of a concession

There are a number of circumstances according to which a public regime company may have its concession terminated as listed below:

•	non-renewal upon the expiration of the concession;

•	an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

•	termination by the company (through an agreement with Anatel or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the company;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal; or

•	the occurrence of:

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s control without Anatel’s authorization;

•	the transfer of the concession without Anatel’s authorization;

•	the dissolution or bankruptcy of the company; or

•	an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken, as it would prove to be inconvenient, unnecessary or would result in an unfair benefit for the company. In the event a concession is terminated in these circumstances, Anatel may take over the company’s properties and use its employees in order to continue rendering the services.

Fixed-line services — private regime

With a view to introducing competition in fixed-line telephone services in Brazil, in 1999 the federal government created four private-regime licenses to compete with the incumbent fixed-line concessionaires. Three of these licenses were to be issued to providers of local and intraregional long-distance services to operate in the three fixed-line regions. Embratel currently holds two of these licenses, which allows it to provide local services in Regions I and III, and GVT holds the other license to provide the same services in

Region II. The fourth competing license, currently held by Intelig, was to be issued to a licensee that would provide intraregional, interregional and international long-distance services throughout Brazil. Since 2002, the number of licenses that the federal government can issue is unlimited. Fixed line companies operating under a private regime have substantially less obligations, such as universal targets, than public regime fixed-line operators. Although Tmar was granted a license to provide fixed-line services under the private regime framework in Regions II and III, Tmar’s fixed-line telecommunications services in Region I are provided under public regime rules as explained below.

Fixed-line services — public regime

Each of the public regime companies operated under a concession that expired at the end of 2005. They all extended their concessions for an additional 20-year period. These new concessions were granted under the new conditions set forth in the new General Plan on Quality Goals, the new General Plan on Universal Goals and the terms set forth in the 2006 Concession Agreement. These concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net operating revenues from telecommunications services of the immediately preceding year. The main features of the public regime fixed-line service are described below.

Service restrictions

Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions with other concessionaires of fixed-line telephony.

Network expansion — General Plan on Universal Goals

The General Plan on Universal Service Goals sets forth our main network expansion and modernization obligations such as providing public telephones in towns with more than 100 inhabitants and installing residential fixed-lines within seven days of a request, in towns with more than 300 inhabitants.

An additional network expansion requirement imposed on us by the 2006 Concession Agreement is the rendering of services in public telecommunication offices that serve as business centers for low-income populations (PST) . The centers must offer: (1) a minimum of four public computers with internet access; (2) a minimum of four public telephones; (3) a fax machine; and (4) service seven days a week from 8:00 a.m. to 8:00 p.m., according to the General Plan on Universal Goals.

Quality of services — General Plan on Quality

Each telecommunications services provider, either under a public or a private regime, must comply with the provisions of the General Plan on Quality Goals and also with the terms of its respective concessions and authorizations. All costs related to the compliance with the quality goals established by the General Plan on Quality Goals must be exclusively borne by the telephone service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

•	responses to repair requests;

•	availability of services to users;

•	quality of public telephones;

•	operator availability;

•	personal services to users;

•	issuance of bills;

•	responses to requests for address changes;

•	modernization of the network; and

•	responses to users’ mail.

The quality standards of the services is measured according to the definitions and quality indicators established by Anatel. Every month fixed-line companies subject to a public regime are obliged to report their compliance with quality goals to Anatel. Additionally, public regime, fixed-line companies are obligated to provide Anatel with an in-depth report and analysis on each quality goal that is not complied with. Anatel may also collect such data from companies at any time without prior notice.

Public regime fixed-line companies that fail to meet quality goals fixed by Anatel may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellation of concessions and authorizations. See ‘‘— Fines and penalties.”

Anatel measures Tmar’s performance individually in each of the states where we operate. As a result, our performance in any particular state may not meet one or more quality performance targets even if our overall performance is satisfactory. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more specific states.

Fines and penalties

Failure to meet the network expansion and modernization obligations set forth in our list of obligations may result in fines and penalties of up to R$50 million, as well as potential termination of our concession. Failure to meet the quality of service obligations established in our list of obligations may result in fines and penalties of up to R$40 million.

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

A price-cap mechanism is used to readjust the basket of rates charged in connection with local fixed-line and long-distance concessions. This price cap is adjusted on an annual basis pursuant to a formula set forth in the 2006 Concession Agreement. The formula provides for two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation, as measured by the IST Index. Second, Anatel applies the X-Factor, which reduces the impact of the rate readjustment provided by the IST Index.

According to the new calculation method for the X-Factor set forth under our 2006 Concession Agreement, Anatel will calculate the sector’s average productivity rate and compare it against our individual productivity result. The productivity factor which will be discounted from the IST Index will be equal to 50% of the higher of: (1) the average productivity rate for the telecommunications industry, and (2) our individual productivity result. If a company has a negative productivity rate, Anatel will not allow such company to have its rates readjusted above the IST Index.

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

Interconnection rates

General rules regarding interconnection are described in the General Rules on Interconnection (Regulamento Geral de Interconexão) promulgated by Anatel. All operating companies providing public-interest services are required, if technically possible, to make their networks available for interconnection, on a non-discriminatory basis, whenever such a request is made by another telecommunications provider.

There are two methods of calculating interconnection rates that operators pay for the use of each other’s networks. Anatel sets the interconnection rates charged for the use of another operator’s fixed-local or long-distance network. In July 2004, the interconnection rates to be charged for the use of another operator’s mobile network became freely negotiable by telecommunications companies as from February 2005. Some operators, including Tmar and Oi, have still not been able to agree on new mobile interconnection rates. As a result, operators have asked Anatel to arbitrate these rates.

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

The personal mobile services license sets forth certain obligations and targets that must be met by a personal mobile telephone services licensee. Under these obligations, a personal mobile telephone services licensee is required to cover:

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

A locality is considered “covered” when an at least 80% of total urban area is covered. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the personal mobile telephone services license by Anatel.

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

Companies holding personal mobile telephone services licenses are allowed to set at their discretion the prices to be charged for their mobile telephone services, provided that such prices are linked to existing service plans authorized by Anatel. Price caps are readjusted annually, based on the IST Index.

Item 4A.	Unresolved staff comments

None.

Item 5.	Operating and financial review and prospects

Overview

In 2006, while TNL’s fixed-line network decreased from 14.9 million to 14.8 million lines in service, TNL expanded its mobile customer base to 13.1 million clients and its broadband customer base to 1.1 million ADSL clients, up from 10.3 million and 0.8 million, respectively. In December 2006, Oi reached an estimated market share of 27.4% in Region I in terms of number of active subscribers. For 2006, TNL’s gross revenues increased 2.3% in comparison to 2005. The growth of TNL’s mobile and data transmission categories is important in order to sustain the increase of TNL’s revenues, as TNL expects no growth in its fixed-line network. Mobile lines in Region I already far exceed the number of fixed-lines. Costs of services, selling and general and administrative expenses increased 4.8% in 2006 (see Note 5, 6 and 7 to TNL’s consolidated financial statements).

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

General trends and demand for telecommunications services

Throughout Brazil, including in Region I, there is limited growth potential for traditional fixed-line voice services. Since privatization of the fixed-line network in 1998, significant capital expenditures have been made to expand the “last-mile” of the fixed-line network. According to Anatel, Brazil had 20.0 million fixed-line telephones in service in July 1998 and by the end of 2006, there were 38.8 million. However, a high proportion of the new fixed-lines in service are in low-income areas, which have a relatively low return on invested capital. Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line network has stabilized. In contrast, according to Anatel, the number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 99.9 million in 2006. During this period, the Brazilian mobile segment has grown at an average rate of 38.4% per year, due to strong competition, advertising and prepaid plans, together with the ability of consumers to purchase handsets via interest-free installment plans (the cost of which is borne by mobile operators). During 2006, Oi’s customer base increased by 27.2% and its gross revenues grew by 23.6%.

As a result of this, the growth of mobile services in Region I and the reduction in inflation rates in Brazil (which influence TNL’s fixed-line rate adjustments), TNL has seen a decrease in the growth of the gross revenue of its fixed-line telecommunications services from 26% in 2001 to 5% in 2005. In 2006, there was a slight decrease (0.8%) in the gross revenue from fixed-line services, from R$20.9 million to R$20.7 million.

As a result of these trends, TNL expects the number of fixed-lines and revenues from local fixed-line telecommunications services to remain stable. Alternatively, in its mobile business, TNL expects an increase in its customer base, traffic and additional services, but due to increasing market saturation, at lower rates than observed in the past. TNL also expects an increase in revenues from broadband and data transmission services, which still have a very low level of penetration in Brazil. Despite the low growth potential, TNL will continue to invest in both its fixed-line and mobile networks in order to be able to offer bundled fixed-line, mobile and data transmission services. In addition, by owning both mobile and fixed-line telecommunications services networks in Region I and bundling these products, TNL minimizes interconnection costs for outgoing calls and maximizes interconnection revenues from incoming calls.

Competition

Competition in the telecommunications sector is increasing. This is being driven in large part by the pricing structure of fixed-line to mobile calls, since in Brazil mobile users only pay for outgoing calls. In addition, the current pricing structure allows for approximately 81% of net revenues generated by calls placed from fixed-lines to mobile phones to be allocated to mobile operators (interconnection charges), representing an important source of revenues for such operators. Growth of the mobile market is mainly a result of the expansion of prepaid plans, which increased the volume of incoming calls from the fixed-line network to the mobile network.

During 2006, the number of mobile lines in service in Brazil increased 15.9%, while the number of fixed-lines in service remained fairly stable. Mobile services are available to approximately 89.4% of the Brazilian population and 83% of households. According to estimates made by IBGE, approximately 77% of the Brazilian population lives in areas served by at least three mobile operators. Prepaid subscribers account for approximately 80% of our subscriber base.

The degree of competition in the mobile segment is high, with three or four large providers competing in each state. At December 2006, Oi had an approximate 27.4% market share in Region I in terms of number of active subscribers, compared to 26.3% market share at December 2005. Increasing Oi’s market share of the mobile market in Region I is strategically important to keep mobile network usage fees within TNL, which otherwise would be paid by TNL to its competitors. Because the estimated penetration of mobile usage in Region I was only 46.8% as of December 2006, TNL still expects to see growth in this segment over the next several years.

The degree of competition in the local fixed-line segment remains low, due to the required network investments in the “last-mile” and the focus of competitors on the corporate segment. Corporate subscribers represented approximately 18% of TNL’s fixed-line subscribers as of December 2006. With the acquisition of Vésper in 2003, Embratel has widened its range of clients in local telephony. In addition, Anatel is attempting to stimulate competition in local services through the implementation of rules requiring line sharing and full unbundling; however, we do not expect these efforts to have a significant impact on competition.

In the long-distance market the degree of competition is strong, but due to traffic reduction, mainly in fixed-line originated calls, revenues slightly decreased from R$3,795 to R$3,703 million (2.4%). We continue to focus our marketing efforts on customer loyalty programs and alternative plans, also in the long-distance market.

Broadband penetration in Brazil remains low, with only 5 million users as of December 2006. TNL provides broadband services through ADSL technology, which already exists in more than 222 major cities in Region I. TNL estimates that ADSL technology had approximately a 77% market share in the broadband market in Brazil in terms of number of customers, with the other 23% split among cable, radio and satellite. In its region, TNL mainly competes with Net (a cable TV operator affiliated with Telmex).

In addition, companies authorized to provide limited specialized services have begun to compete with TNL in the provision of data transmission services for corporate customers. While this competition is negatively affecting the rates charged for these services, TNL has been able to increase its revenues through the acquisition of more clients, due to its ability to provide bundled solutions at lower costs. TNL is also developing sales channels with bundled services to small and middle market businesses.

TNL believes that bundling products is a key strategy to help to retain its existing clients and to increase its market share. For example, TNL has been able to stimulate the recharge of prepaid mobile minutes through its fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony. For a detailed discussion of competition, see “Item 4. Information on the Company — Competition.”

The cost of loans and financing

Brazilian currency has devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. These exchange rate fluctuations and some of the Brazilian government’s measures, taken in an attempt to curb inflation, have affected the cost of our loans and financing. The exchange rate fluctuations also affect the costs of our wireless handsets and fixed-line equipment, because part of that equipment is acquired abroad under contracts denominated in foreign currencies.

At December 31, 2006, 41.6% of our indebtedness was in foreign currency. Therefore, we typically hold derivative instruments to swap the foreign exchange rate variation to rates on interbank certificates of deposit (certificado de depósito interbancário, or CDI) variation. At December 31, 2006 we had coverage of 94% for the exchange rate variation risk. The purpose of these hedging transactions is to “match” the currency of our revenues with that of our debt.

The average annual interest rate of debt in local currency, including debentures, decreased from 15.9% per annum in 2005 to 13.2% per annum in 2006. The average annual interest rate of debt in U.S. dollars increased, from 6.1% per annum in 2005 to 7.0% per annum in 2006. However, because of the appreciation of the real against the U.S. dollar during 2006, we accrued significant losses on our balance sheet (as required under Brazilian GAAP) reflecting the costs of our swap operations.

While there is generally a favorable environment for the recovery of the Brazilian economy in 2007, it still remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt. TNL is making efforts to decrease its total indebtedness. Total indebtedness decreased 2.9% and 18.0% in 2006 and 2005, respectively.

Telecommunications service rates adjustments

Telecommunications service rates are subject to comprehensive regulation by Anatel. The New Concession Agreement, effective in January 2006, provides that rates will be adjusted based on the IST Index. The IST Index is calculated based on a weighted average of a number of Brazilian price indexes and its composition will be reviewed every two years. Rate adjustments can be effected after any period of at least 12 months and on the initiative of Anatel or the concessionaire.

There are also regulations requiring operators to prepare current financial data in order to implement cost-based and long-term incremental cost analyses. These analyses combined with productivity discussions could lead to limitations on future rate adjustments. In addition, in connection with the terms of the New Concession Agreement Form, Anatel implemented a variety of other rate related issues, such as the productivity factor. For a detailed discussion of the new terms that may affect TNL’s concession see “Item 4. Information on the Company — Regulation of the Brazilian telecommunications industry — New telecommunications regulations.”

Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation

TNL has been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably TNL’s operations have been impacted by the fluctuation of the real and by variation in interest rates influenced by the Brazilian government in its efforts to control inflation. See “Item 3. Key Information — Exchange rates” and “Item 3. Key Information — Risk factors — Risks relating to Brazil.” The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2004 to 2006:

	Year Ended December 31,
	2004	2005	2006

GDP growth%(1)	4.9	2.3	2.9
IGP-DI inflation rate%(2)	12.1	1.2	(3.8)
IPCA inflation rate%(3)	7.6	5.7	3.1
U.S. dollar exchange rate variation%(4)	(8.8)	(13.4)	(8.7)
Selic interest rate%(4)	17.8	18.1	13.2

(1)	Source: IBGE

(2)	Source: General Price Index — Fundação Getúlio Vargas

(3)	Source: Amplified Consumer Price Index — Fundação Getúlio Vargas

(4)	Source: Brazilian Central Bank

Critical Accounting Policies and Estimates

TNL’s significant accounting policies are described in Note 3 to the consolidated financial statements of TNL included in this annual report. In preparing the consolidated financial statements, TNL relied on estimates and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of TNL’s financial position and results and require management’s, subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain, with respect to TNL’s results of operations and the carrying value of TNL’s assets and liabilities. TNL’s results of operations and financial position may differ from those set forth in the consolidated financial statements if its actual experience differs from management’s assumptions and estimates. In order to provide an understanding of TNL’s critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of TNL’s critical accounting policies relating to:

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

Revenues from the usage of TNL’s network by other telecommunications service providers are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), issued by an outsourced clearing house.

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

This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions TNL takes to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is either 60 days past due for the fixed-line segment or 15 days past due for the mobile segment, and increasing progressively thereafter, as follows:

		% Loss
Fixed-line Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

		% Loss
Mobile Segment Outstanding Bills	Services Restrictions/Collection Process	Provided For

Over 15 and up to 30 days	Partial Service Restriction/ Collection Process	Zero
Over 31 and up to 60 days	Collection	Zero
Over 61 and up to 90 days	Restriction to make and receive calls	40
Over 91 and up to 120 days	Collection	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Shut-off after 15-day warning	100

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

Depreciation of property, plant and equipment

TNL depreciates property, plant and equipment using the straight-line method at rates it judges compatible with the useful lives of the underlying assets, primarily five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts, and towers, five years for hardware and software and

10 years for furniture, fixtures and others. Depreciation rates are adjusted, and may vary between the fixed-line and mobile segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. TNL has not recorded any impairment during the years 2005 and 2006. In 2004, TNL recorded impairment on AIX assets in the amount of R$54 million. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. TNL has not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2006.

Contingencies

The preparation of TNL’s financial statements requires TNL to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in Note 26 of the consolidated financial statements.

Unless otherwise required by changes in accounting standards and practices, TNL will continue to record liabilities in connection with these contingencies in the same manner as it does currently, based on its assessment of the risk of loss at each preparation date of the financial statements. TNL classifies its risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions recorded in TNL’s financial statements in connection with these proceedings reflect reasonably estimated losses as determined by management based on legal advice and in accordance with Brazilian GAAP and U.S. GAAP. As discussed in Note 3(n) to the consolidated financial statements of TNL, TNL records as a liability its estimate of the costs of resolution of such claims, when it considers their losses probable. It is possible that TNL’s assumptions and, therefore, estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. TNL records liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all lawsuits involving TNL and the subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Item 8. Financial information — Legal proceedings.”

Labor claims

Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate primarily to hazardous work condition premiums, equalization of salary scales and overtime, claims from outsourced personnel and other matters. TNL’s management estimates the potential losses on outstanding labor claims based on labor court decisions as they are issued in each labor lawsuit filed against it. In this respect, all labor lawsuits are initially classified as a “possible” contingency that TNL may have to face as soon as it is filed against us and no provision is made for it. Once TNL has a lower court decision for a labor lawsuit, it will change this classification to “probable” or “remote” depending on the outcome of such lower court decision. A provision will then be made if the lower court decision has been entirely or partially unfavorable to TNL. TNL’s risk of defeat in a labor lawsuit will be changed again if a higher court reverses the lower court’s decision entirely or in part. In such case, the respective provisioning also shall be revised accordingly.

Tax claims

The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. TNL is currently involved in tax proceedings regarding, and has filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 26 to its consolidated financial statements. TNL records provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. TNL does not believe that the proceedings, which it considers as probable losses, if decided against it, will have a material adverse effect on its financial position. It is possible, however, that future results of operations could be materially affected by changes in TNL’s assumptions and the effectiveness of its strategies with respect to these proceedings.

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

Unrecognized exposures

TNL has not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. TNL has estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$8,778 million and R$1,984 million, respectively, as of December 31, 2006. TNL believes that its estimates are based on reasonable assumptions and assessments of external legal counsel.

At the moment, TNL does not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits.

Derivatives

On December 31, 2006, we had loans and financing (including debentures) subject to floating interest rates, which totaled 67.6% of our total debt, based on the Brazilian long-term interest rate, or TJLP, the CDI rates and IGP-M in the case of real-denominated debts, and based on LIBOR, in the case of U.S. dollar- and Yen-denominated debts, and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities.

As of December 31, 2006, we had derivative agreements pursuant to which we swapped 17% of our total debt subject to floating interest rates, in particular, under contracts bearing interest of U.S. dollar LIBOR plus 0.5% to 5.0% per annum, which totaled 42.8% of our total debt, to fixed rates, reducing our exposure to changes in U.S. dollar LIBOR to 4.6% of our total debt and our exposure to floating interest rates in total to 56.3% of our total debt.

Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.

Under U.S. GAAP the results of derivative transactions are recognized at fair value, in accordance with Statement of Financial Accounting Standards, or FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and calculated at year-end, which could potentially alter net income (loss) significantly. Our foreign currency loans and financings, including swap agreements, totaled US$1,382 million and US$2,752 million at December 31, 2006 and 2005, respectively.

In the past, TNL has used derivative contracts (swaps, options and forwards) to swap its foreign currency risks. Currently, all the derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) on swap transactions recorded under Brazilian GAAP reducing or increasing foreign currency indebtedness will be effective if we maintain these agreements until their maturity, regardless of the fair value at year-end, as we currently intend to do.

As of January 1, 2001, we began applying FAS No. 133 for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Because of the fact that our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, TNL eliminates the gains and losses of derivative contracts not yet financially realized in its U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, as we currently intend to do, the unrealized gains and losses will substantially offset interest expenses, due to foreign exchange rate variations. For example, our financial results for the years ended December 31, 2006 and 2005 were impacted by an appreciation of 9.5%, and 13.4%, respectively, of the U.S. dollar exchange rate, due to long-term indebtedness in foreign currency.

While the exchange rate variations affect our indebtedness and our financial results, gains and losses of these derivative contracts are recognized in income under “interest expense”. However, for Brazilian GAAP purposes, gains and losses due to fair value measurement are not recognized, generating a loss of R$3 million in 2006, a loss of R$122 million in 2005 and a loss of R$111 million in 2004 in the respective U.S. GAAP income statements.

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

Under U.S. GAAP, TNL adopted the procedures determined by FAS No. 141 “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset. The difference between the book value and the fair value has to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.

Under U.S. GAAP, goodwill represents the excess of the acquisition cost of a business over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, TNL adopted FAS No. 142 “Goodwill and Other Intangible Assets.” This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.

The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under FAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess must be recorded as impairment.

Deferred Income Tax

Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, TNL only recognizes deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by TNL’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, TNL discloses in its Brazilian GAAP financial statements the amounts expected to be recovered for the next ten years.

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

For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred taxes will not be realized. The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate relevant taxable income in the next few years. For U.S. GAAP purposes, we have recorded an additional valuation allowance in comparison to Brazilian GAAP, for the subsidiary Oi (mobile segment) due to the history of this entity’s losses.

Presentation of Information

The following discussion of TNL’s consolidated financial position and results of operations for the three-year period ended December 31, 2006 should be read in conjunction with its consolidated financial statements, which are included at the end of this annual report.

The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 35 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 37 for a net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006, Note 38 for a shareholders’ equity reconciliation as of December 31, 2005 and 2006, Notes 39 and 40 for presentations of statements of operations and changes in shareholders’ equity and Note 41 and 42 for an additional disclosure about cash flow and pension plans prepared in accordance with U.S. GAAP.

Statements of operations for 2004, 2005 and 2006

The following table sets forth the components of TNL’s statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2006.

	Year Ended December 31,			% Change
	2004	2005	2006	2004 v. 2005	2005 v. 2006
	(Million of reais)(1)

Net operating revenue(4)	15,842	16,747	16,872	5.7	0.7
Fixed-line telephone segment	14,109	14,847	14,551	5.2	(2.0)
Mobile telephone segment	2,091	2,620	3,301	25.3	26.0
Contact center segment(3)	655			(100.0)	N/A

	Year Ended December 31,			% Change
	2004	2005	2006	2004 v. 2005	2005 v. 2006
	(Million of reais)(1)

Cost of services and products sold(4)	(9,126)	(8,796)	(9,360)	(3.6)	6.4
Fixed-line telephone segment	(7,517)	(7,771)	(7,969)	3.4	2.5
Mobile telephone segment	(1,805)	(1,888)	(2,427)	4.6	28.5
Contact center segment(3)	(574)				N/A
Gross profit(4)	6,716	7,951	7,512	18.4	(5.5)
Fixed-line telephone segment	6,592	7,076	6.582	7.3	(7.0)
Mobile telephone segment	286	732	874	155.9	19.6
Contact segment(3)	80			(100.0)	N/A
Operating expenses, net	(3,704)	(4,521)	(4,411)	22.1	(2.4)
Operating income(2)	3,011	3,430	3,101	13.9	(9.6)
Interest income	776	908	733	17.0	(19.3)
Interest expenses	(2,417)	(2,524)	(2,022)	4.4	(19.9)
Income (loss) before taxes and minority interests	1,370	1,815	1,812	32.5	(0.2)
Income tax and social contribution	(446)	(371)	(210)	(16.8	(43.4)
Minority interests	(172)	(329)	(292)	91.3	(11.2)

Net income (loss)	751	1,114	1,310	48.3	17.6

(1)	Columns may not add throughout due to rounding.

(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.

(3)	The spin-off of Contax occurred on March 9, 2005.

(4)	The sum of the segments does not add due to the elimination of intercompany transactions.

Comparison of Revenues, Costs and Expenses in 2005 and 2006

Revenues

The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Fixed-line telephone services
Local services	12,140	11,899	(2.0)
Long-distance services	3,795	3,703	(2.4)
Other fixed-line services	1,901	1,927	1.4

Total fixed-line services	17,836	17,529	(1.7)
Remuneration for the use of the fixed-line network	1,035	715	(30.9)
Mobile telephone services	2,488	2,865	15.2
Remuneration for the use of the mobile network	266	610	129.3
Data transmission services	2,061	2,513	21.9

Total gross operating revenues	23,686	24,232	2.3
Value added and other indirect taxes	(6,614)	(6,694)	1.2
Discounts and returns	(325)	(666)	104.9

Net operating revenues	16,747	16,872	0.7

Local services

The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Monthly subscription fees	6,645	6,661	0.2
Metered services	2,691	2,477	(8.0)
VC1 (Fixed-line to mobile calls)	2,662	2,650	(0.5)
Collect calls	82	35	(57.3)
Installation fees	40	69	72.5
Other revenues	20	7	(65.0)

Total local services	12,140	11,899	(2.0)

Monthly subscription fees.  Monthly subscription fees remained stable. The growth of customer adhesion to alternative plans based on minutes increased the monthly subscription fee revenue, however, this effect was offset by a 0.5% rate reduction of in July 2006 and a 3.1% decrease in fixed-lines in service.

Metered services.  In 2006, pulse-based revenues decreased 8.0%, primarily due to the decrease in volume cause by the migration of originating calls from fixed-line segment to mobile segment, as well as the migration of dial-up internet access to ADSL access. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access. The number of ADSL clients increased as a consequence of TNL’s investment in this product, which already accounts for 7.8% of TNL’s fixed-lines in service. In addition, the growth of adhesion to minute-based alternative plans caused a decrease in revenue from the pulse line to the monthly subscription fees line.

VC1 services.  Revenues in this category consist of charges for local calls from fixed-line to mobile telephones, which are billed at the lowest rate (VC1) and accounted for as local services. A substantial part (88%) of TNL’s fixed-line to mobile traffic consists of VC1 calls. In 2006, revenues from VC1 calls remained stable primarily due to the fact that there was no rate readjustment that year.

Collect calls.  In 2006, revenues from collect calls decreased mainly due to a 54.0% decrease in rates. In May 2006, an Anatel Resolution required us to apply the rate used for local calls to the collect calls. This rate is lower than the rate used previously used for collect calls (which was the rate also used in long-distance calls).

Installation fees.  In 2006, revenues from installation fees increased primarily because in 2005, TNL employed several lower fee or no fee promotions to install new lines or reinstall cancelled lines in order to stimulate the growth of fixed lines in service.

Other revenues.  Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.

Long-distance services

The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Intrastate	1,886	1,749	(7.3)
Interregional	653	670	2.6
Interstate	598	502	(16.1)
VC2 and VC3	577	703	21.8
International	81	79	(2.5)

Total long-distance services	3,795	3,703	(2.4)

Intrastate long-distance (intraregional).  Revenues from intrastate long-distance decreased in 2006, mainly due to the combined effect of a 2.9% tariff decrease and a decrease in traffic.

Interregional.  In 2006, these revenues increased mainly due to an increase in traffic volume, partially offset by the 2.9% tariff decrease.

Interstate long-distance (intraregional).  These revenues decreased in 2006, mainly due to the combined effect of a 2.9% tariff decrease and a decrease in traffic.

VC2 and VC3 services.  Revenues in this category consist of charges for long distance calls from fixed-line to mobile telephones. Revenues from VC2 and VC3 increased mainly due to the combined effect of an increase in traffic and an 8.0% rate increase.

Other fixed-line services

The following table sets forth the revenues for TNL’s other fixed-line services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Prepaid calling cards (for public telephones)	1,111	1,117	0.5
Additional services	550	576	4.7
Advanced voice	240	234	(2.5)

Total other fixed-line services	1,901	1,927	1.4

Prepaid calling cards for public telephones.  Revenues from the use of prepaid calling cards for public telephones remained stable in 2006. The 0.4% rate decrease that occurred in July 2006 was offset by the 1.2% increase in the number of credits sold.

Additional services.  Additional services consist primarily of services such as directory assistance, caller ID, calls on hold, voicemail and call forwarding.

Advanced voice.  Advanced voice services consist of “0300”, “0500”, “0800” and “0900” services providing businesses with a number with agreed upon fees, which may be charged to the caller or to the client. In 2006, the revenue of both services remained stable.

Remuneration for use of the fixed-line network

The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Use of fixed-line to fixed-line network	790	549	(30.5)
Use of mobile to fixed-line network	245	166	(32.2)

Total use of the fixed-line network	1,035	715	(30.9)

Revenues relating to the use of fixed-line network include revenues received from other mobile and fixed-line telecommunications operators for completing local and long-distance calls through TNL’s network.

In 2006, remuneration for use of the fixed-line network decreased 30.9% primarily due to a 25.5% decrease in the interconnection rate for the use of the local network, established by the renewal of the concession agreement in January 2006.

Mobile telephone services (Oi)

The following table sets forth the revenues for TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Originating calls	957	1,403	46.6
Sale of mobile handsets and accessories	767	319	(58.4)
Monthly subscription fees	461	746	61.8
National and international roaming	121	120	(0.8)
Additional services	182	277	52.2

Total mobile telephone services	2,488	2,865	15.2

Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges.

Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter, for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges.

Oi had 10.3 million users as of December 31, 2005 and 13.1 million as of December 31, 2006. Of the 13.1 million users, approximately 82% are users of prepaid plans and 18% of postpaid plans, which is the same breakdown of users as in 2005. The monthly average revenue per user was R$20.04 in 2006 compared to R$20.69 in 2005.

Originating calls.  Revenues of originating calls increased primarily due to the increase in the average number of users.

Sale of handsets and accessories.  The revenues from the sale of handsets and accessories totaled R$319 million in 2006, of which R$89 million was generated from sales of prepaid handsets and R$165 million was generated from sales of postpaid handsets. The additional R$65 million in revenue is related to sales of Subscriber Identity Module cards, or SIM cards, which are chips containing information relating to the user’s account, enabling the user to change handsets without losing information. In 2006, Oi sold 296 thousand prepaid handsets and 1,550 thousand postpaid handsets. Subsidies for prepaid and postpaid handsets were 84.9% and 87.8% of the respective sale prices. The revenue attributable to mobile handsets and accessories sales decreased 58.5%, due to Oi’s new strategy to reduce acquisition costs (through subsidy, commission and logistics) in the pre-paid segment, focusing mainly on SIM card sales. The average price TNL charged in 2006 for a prepaid handset was R$294.95 compared to R$158.29 in 2005 and for a postpaid handset, R$72.57 compared to R$79.11 in 2005.

Monthly subscription fees.  Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to the service plan to which they subscribe. Monthly subscription fee revenues increased due to adjustments of the average rate of the standard postpaid plans by 6% (for all plans) and 15% (only for old plans) in April and September 2006, respectively, and due to the growth in the average number of users, with an average subscription fee of R$44.36 in 2006 and R$36.34 in 2005.

National and international roaming.  TNL receives revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator originates a call using TNL’s network, the other mobile operator pays TNL for the call using the applicable rate. Moreover, when TNL’s subscribers are outside TNL’s coverage area and receive or place calls, TNL charges them a roaming rate. These revenues remained stable in 2006.

In 2006, R$69 million of TNL’s roaming revenues are attributable to international GSM mobile operators, with which TNL has roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$51 million was obtained from roaming charges from TNL’s clients for use of mobile services outside TNL’s authorized Region I.

Additional services.  Revenues from additional services increased primarily due to the annual rate increase. Revenues from pre-paid Short Message Services amounted to R$182 million, representing 65.9% of additional services revenue. The remaining amount refers to General Packet Radio Service and Wireless Application Protocol.

  Remuneration for the use of the mobile network

The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Use of fixed-line to mobile network	192	224	16.7
Use of mobile-to-mobile network	74	386	421.6

Total use of the mobile network	266	610	129.3

This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of TNL’s mobile network for completing calls.

Use of fixed-line to mobile network.  These revenues totaled 224 million in 2006, excluding R$732 million received from Tmar eliminated upon consolidation. These revenues increased in 2006 as a result of the growth in the average number of users.

Use of mobile-to-mobile network.  These revenues, primarily from other mobile operators in the main cities in Region I, increased mainly due to new billing system called “full billing”, under which the remuneration for the use of the network is calculated according to total incoming traffic. In July 2006, this new system replaced the “partial bill and keep” system, under which the remuneration is done by the net traffic of incoming and outgoing calls among the mobile operators. In addition, client base growth also contributed to the increase of this revenue.

Data transmission services

The following table sets forth revenue for TNL’s data transmission services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Asymmetric Digital Subscriber Line (ADSL)	670	915	36.6
Transmission — EILD	401	521	29.9
Dedicated Line Service — SLD	283	280	(1.1)
IP services	262	229	(12.6)
Switching packs and frame relay	249	264	6.0
Other services	196	304	55.1

Total data transmission services	2,061	2,513	21.9

Asymmetric Digital Subscriber Line (ADSL).  TNL sells ADSL high-speed internet access under the brand name Oi Velox. This is a strategic product, enabling us to inhibit both entrants offering high-speed access through the cable television network and other fixed-line competitors from obtaining remuneration for the use of their network in TNL’s region or increasing their market share, included in bundled packages of services offering financial benefits to users that subscribe.

ADSL revenues increased in 2006 as a result of TNL’s continued focus on increasing Oi Velox’s penetration of the internet market. The number of Velox subscriptions increased 37.5%, from 0.8 million in 2005 to 1.1 million in 2006. In 2006, TNL expanded its coverage and penetration into new client markets, stimulated by an increase in computer sales and by offering bundled solutions. Velox’s customer base represented 7.8% of TNL’s total fixed-lines in service as compared to 5.4% in December 2005.

Transmission — EILD.  Revenues in this category (Industrial Exploration of Dedicated Lines) consist of payments for leasing dedicated data-transmission lines to telecommunications services providers, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2006, transmission revenues increased mainly due to an increase in the average prices towards the end of 2005 and due to an increase in the average number of leased lines.

Dedicated Line Service — SLD.  Revenues from Dedicated Line Service (Serviços de Linhas Dedicadas) consist of payments for the rental of dedicated digital data transmission lines, which are used primarily by corporate clients. In 2006, these revenues remained stable.

Internet Protocol services.  IP services consist of dedicated and dial-up internet access for internet service providers, as well as Virtual Private Network services that enable companies to set up networks such as intranets and extranets. In 2006, revenues from IP services decreased due to a decrease in dial-up service rate in January 2006.

Switching packs and frame relay.  In 2006, revenues from switching packs and frame relay services increased due to an increase in monthly subscriptions of frame-relay services.

Other services.  Revenues from other data transmission services increased mainly due to an increase in equipment rentals and an increase in the subscription revenue from our internet provider clients (Oi internet), which was launched in 2005 and reached 2.4 million clients at the end of 2006, supported by the growth of computer sales in Brazil. In addition, there was an increase in the revenue received pursuant to agreements with internet service providers, as such internet service providers experienced an increase in the number of their ADSL clients in 2006.

ICMS and other indirect taxes.  Gross revenues are subject to a value-added tax (ICMS), and two federal contributions, the PIS and the Cofins. See “Item 4. Information on the Company — Taxes on telecommunications services.” In 2006, consolidated taxes increased slightly in line with gross revenues.

Discounts and returns.  Since TNL’s sales contracts do not provide for returns, these amounts essentially refer to discounts offered to clients in specific conditions. The increase in 2006 is mainly due to an increase in discounts to corporate clients, primarily in the mobile segment due to strong competition in this industry.

  Costs of services

The following table sets forth the components of TNL’s costs of services, as well as the percentage change compared to the prior year. TNL also included the main costs of each separate segment; however, the sum of the components of all segments does not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because immaterial cost components of some segments are included in “other costs.”

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Consolidated:
Depreciation	2,930	2,762	(5.7)
Interconnection	2,394	2,792	16.6
Network maintenance	1,046	1,378	31.7
Cost of handsets and accessories	835	578	(30.8)
Rental and insurance	519	599	15.4
Materials	309	288	(6.8)
Electricity	249	286	14.9
Personnel	202	192	(5.0)
Other costs of services	312	485	55.4

Total costs of services	8,796	9,360	6.4

Fixed-line telephone:
Interconnection	3,024	3,086	2.1
Depreciation	2,484	2,242	(9.7)
Network maintenance	919	1,220	32.8
Rental and insurance	499	478	(4.2)
Materials	307	276	(10.1)
Electricity	229	256	11.8
Personnel	189	182	(3.7)
Other costs of services	120	229	90.8

Total costs of services	7,771	7,969	2.5

Mobile Telephone:
Cost of handsets and accessories	835	578	(30.8)
Depreciation	419	519	23.9
Rental and insurance	191	358	87.4
Network maintenance	117	157	34.2
Interconnection	87	519	496.6
Other costs of services	239	296	23.8

Total costs of services	1,888	2,427	28.5

Other segments and holding:
Rental and insurance	124	42	(66.1)
Depreciation	26	1	(96.3)
Other costs of services	18	13	(23.5)

Total costs of services	168	56	(65.9)

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Intercompany eliminations:
Interconnection	(717)	(813)	13.4
Rental and insurance	(295)	(279)	(5.4)
Other costs of services	(19)	—	(100.0)

Total costs of services	(1,031)	(1,092)	5.9

Depreciation

Depreciation decreased in 2006 due to the increasing amount of fixed-line equipment that is fully depreciated. This effect was partially offset by an increase in the mobile segment’s depreciation, which still invests more than its depreciation level. In 2006, Oi’s capital expenditures was R$680 million.

Interconnection

Interconnection costs increased 16.6% in 2006, primarily due to the introduction of the new interconnection remuneration system among the mobile operators, the “full billing” system. As noted in the item related to revenues from “Use of mobile-to-mobile network”, under this new system the interconnection remuneration is paid for all incoming and outgoing traffic, instead of for the net traffic among operators. The main effect of this change was the increase in both revenue and cost of interconnection.

Network maintenance

In 2006, the fixed-line costs of network maintenance increased mainly due to the third party contract renegotiations and the growth of Oi Velox’s client base. The mobile costs of network maintenance also increased mainly due to the growth of its subscription base.

Costs of handsets and accessories

The volume of handsets sold in 2005 totaled 4,233 thousand of which 2,699 thousand were prepaid and 1,534 thousand were postpaid. In 2006, this volume decreased to 1,846 thousand, of which 296 thousand were prepaid and 1,550 thousand were postpaid. The volume of handsets sold decreased due to TNL’s new strategy to reduce acquisition costs (through subsidy, commission and logistics) in the pre-paid segment, focusing mainly on SIM card sales.

As noted above, in 2005, the average costs of prepaid and postpaid handsets sold were R$216 and R$221, respectively, with a total cost of R$835 million. In 2006 these average costs were R$216 and R$300 for prepaid and postpaid handsets sold, respectively, with a total cost of R$578 million.

According to Brazilian GAAP, TNL defers the postpaid handset subsidy over a 12-month period, because the client agreement provides for reimbursement of R$300 in the event of cancellation or migration to the prepaid system before the completion of the contractual period. Accordingly, TNL considers the subsidies part of the customer acquisition cost, and defers and amortizes them up to the limit of R$300 during the minimum 12-month contractual period. TNL does not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans, guaranteeing the payback of customer acquisition costs. Under US GAAP, the postpaid subsidy is not deferred, being recorded as cost of services when the handset is sold. See Note 3(h) to TNL’s consolidated financial statements.

Rental and insurance

These costs primarily include circuit rental, mobile platform, energy posts, satellite, right of way, dedicated lines of other service providers, and sites for tower installation for the mobile segment. In 2006, consolidated rental and insurance costs increased primarily in the mobile segment, mainly due to adjustments in the right-of-way contract related to EILD (Industrial Exploration of Dedicated Lines) costs, tower rental with non-associated companies and infra-structure operating rental.

Tmar and Oi have intercompany rental agreements, whereby Tmar provides EILD services to Oi and Oi provides services by Wireless Local Loop technology. These costs are treated as intercompany eliminations.

Materials

In 2006, costs of materials decreased, primarily in the fixed-line segment, mainly due to the reduction in the costs of materials and fuel used in the network, partially offset by an increase of materials related to the product Oi Velox.

Electricity

Electricity costs increased mainly because of the average rate increases of 21.0% and 10.4% applied by TNL’s electricity providers in late 2005 and 2006, respectively.

Personnel

Personnel costs are allocated between costs of services rendered, selling expenses and general and administrative expenses, based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is transferred between departments, the reallocation of the cost to the new department must be authorized in order to maintain the integrity of the process.

Personnel costs decreased in 2006, mainly due to headcount reductions. TNL had a total of 8,055 and 7,098 employees in 2005 and 2006, respectively.

Other costs of services

Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators (Fistel), which is a fee for the monthly activation and annual inspection of switching stations and mobile terminals. In addition, since 2006, according to the fixed-line new concession contract, Tmar is required to pay, biannually, 2% of its gross revenue as concession fee. For accounting purposes, this expense is recorded annually.

In 2006, other costs of services increased both in the mobile segment, due to an increase in the Fistel fee as a result of the expansion Oi’s client base and network and in the fixed-line segment due to the concession fee discussed above.

According to Brazilian GAAP, the Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is TNL’s estimated average retention period. During 2006, Oi deferred R$73 million of these fees on the balance sheet as prepaid expenses and amortized R$92 million. Costs of these fees totaled R$80 million and R$92 million in 2005 and 2006, respectively. For US GAAP purposes, these costs are recorded in the moment of the activation. (See Note 3(h) to TNL’s consolidated financial statements).

In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$94 million and R$142 million in 2005 and 2006, respectively. Tmar expensed R$23 million and R$21 million with Fistel maintenance fees in 2005 and 2006, respectively.

  Selling expenses

The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year and the main expenses of each separate segment. However, the sum of the components of all segments does not correspond to the consolidated selling expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Consolidated:
Sales commission	578	529	(8.5)
Provision for doubtful accounts	506	475	(6.1)
Contact center	388	390	0.5
Postage and billing	372	357	(4.0)
Marketing	292	310	6.2
Third party services	252	260	3.2
Personnel	177	181	2.3
Other expenses	115	91	(20.9)

Total selling expenses	2,680	2,593	(3.2)

Fixed-line telephone:
Sales commission	485	209	(56.9)
Provision for doubtful accounts	461	387	(16.1)
Postage and billing	348	322	(7.5)
Contact center	300	270	(10.0)
Marketing	171	254	48.5
Personnel	143	147	2.8
Third party services	142	142	—
Other expense	79	59	(25.3)

Total selling expenses	2,128	1,790	(15.9)

Mobile Telephone:
Sales commission	249	330	32.5
Third party services	129	121	(6.2)
Marketing	118	212	79.7
Contact center	82	116	41.5
Provision for doubtful accounts	41	87	112.2
Personnel	34	34	0.0
Other expenses	59	68	15.3

Total selling expenses	712	968	36.0

Other segments and holding:
Sales commission	150	4	(97.3)
Other expenses	22	17	(22.7)

Total selling expenses	172	21	(87.8)

Intercompany eliminations:
Sales commission	(306)	(14)	(95.4)
Other expenses	(26)	(172)	561.5

Total selling expenses	(332)	(186)	(44.0)

Sales commission

Sales commissions are paid to TNL’s internal personnel, sales agents and dealers, mainly for the acquisition of corporate clients. In 2006, these expenses decreased because of the decrease in the termination rate, over which the commission for the traffic generated by the internet providers is paid. This effect was partially offset by the increase of sales commissions in the mobile segment, due to the growth in volume of the subscriber’s activation.

Provision for doubtful accounts

The consolidated provision for doubtful accounts decreased in 2006, representing 2.1% and 2.0% of 2005 and 2006 gross operating revenues, respectively. TNL has continued to take a number of actions in order to improve collection processes, in particular for corporate and wholesale clients.

Postage and billing

Postage and billing expenses decreased slightly in 2006, impacted primarily by a change from registered to simple postage, which is less onerous, and also due to a decrease in postage volume.

Marketing

Marketing expenses increased in 2006 primarily due to cultural sponsorships. Marketing expenses represented 1.7% and 1.8% of 2005 and 2006 net operating revenues, respectively.

Third parties services

Third parties services consist primarily of expenses such as consultancy, electricity, clearing services and others.

Personnel

Personnel costs increased in 2006 due to certain modifications made to posts and salaries in the last quarter of 2005.

Other expenses

Other expenses consist primarily of expenses such as materials, depreciation, rental of vehicles and real estate, insurance, internet services, expenses with fines and others.

General and administrative

The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the previous year. TNL is also including the main expenses of each separate segment. However, the sum of the components of all segments does not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Consolidated:
Third party services	359	384	7.0
Depreciation	228	202	(11.4)
Personnel	215	272	26.5
Consulting and legal counseling	167	220	31.7
Other expenses	115	129	12.2

Total administrative expenses	1,084	1,207	11.3

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Fixed-line telephone:
Third party services	301	339	12.6
Depreciation	161	124	(23.0)
Personnel	145	188	29.7
Consulting and legal counseling	137	177	29.2
Other expenses	108	119	10.2

Total administrative expenses	852	947	11.2

Mobile Telephone:
Depreciation	59	74	25.4
Third party services	53	39	(26.4)
Personnel	52	67	28.8
Consulting and legal counseling	19	21	10.5
Other expenses	4	3	(25.0)

Total administrative expenses	187	204	9.1

Other segments and holding:
Personnel	18	17	(5.6)
Consulting and legal counseling	11	23	109.1
Depreciation	8	4	(50.0)
Third party services	6	5	(16.7)
Other expenses	2	7	250.0

Total administrative expenses	45	56	24.4

Third party services

Third party services increased in 2006, mainly due to increased expenses associated with buildings maintenance because of improvements made to certain facilities, increased expenses for third party security services due to agreement renegotiations and increased monitoring and increased expenses with water, sewer and gas.

Depreciation

Depreciation decreased in 2006 due to the increasing amount of fixed-line equipment fully depreciated, partially offset by an increase in the mobile segment’s depreciation, which still invests more than its depreciation level, since it is a growing segment.

Personnel

Personnel costs increased in 2006 due to certain modifications made to posts and salaries in the last quarter of 2005.

Consulting and legal counseling

In 2006, these expenses increased, mainly because of the increase in consulting services related to TNL’s strategy of launching the unique brand Oi to cover its entire portfolio of products and legal counseling expenses related to the corporate restructuring.

Other expenses

Other expenses consist primarily of expenses such as rent, insurance, materials, expenses with fines and others.

  Other operating (expenses) income, net

The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Income
Rental of infrastructure	163	198	21.5
Late-payment charges	174	169	(2.9)
Equity method accounting	66	163	147.0
Bonuses and discounts	31	64	106.5
Technical and administrative services	42	43	2.4
Recovered expenses	98	37	(62.2)
Amortization of negative goodwill — AIX	6	6	—
Others	6	32	433.3

Total	586	712	21.5
Expenses
Provisions for contingencies	(574)	(620)	8.0
Taxes	(345)	(383)	11.0
Amortization of goodwill — Pegasus	(76)	(75)	(1.3)
Amortization of deferred charges	(67)	(66)	(1.5)
Employees’ profit sharing	(51)	(53)	3.9
Provisions for losses on discontinued assets	(40)	(10)	(75.0)
Expenses with fines	(36)	(10)	(72.2)
Others	(154)	(106)	(31.2)

Total	(1,343)	(1,323)	(1.5)

Total operating (expenses) income, net	(757)	(611)	(19.3)

Amortization of goodwill — Pegasus

Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$320 million, which is being amortized on a straight-line basis over five years beginning from January 2003. Prior to this acquisition, Tmar had already paid another R$62 million of goodwill in January 2001 for a 24.44% share.

Amortization of deferred charges

Under Brazilian GAAP, expenses incurred during the pre-operating phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$632 million), which are being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.

Taxes other than on income

These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. In 2006, these expenses increased primarily due to Fust and Funttel. Upon consolidation, taxes (Municipal Tax on Services (Imposto Sobre Serviços de Qualquer Natureza, or ISS), PIS and Cofins) relating to intragroup revenues are classified under this account.

Provisions for contingencies

Provisions for contingencies increased in 2006, mainly due to an increase of R$271 million in tax and R$92 million in civil contingencies. See Note 26 to TNL’s consolidated financial statements.

Recovered expenses

Recovered expenses refer substantially to the recovery of ICMS, PIS and Cofins credits paid in excess in previous years. Recovered expenses decreased in 2006 mainly due to discrete events that occurred in 2005 and due to a reduction on credits paid in excess. In 2005, certain taxes relating to contested billings were recovered under an agreement with Embratel and taxes were recovered under the settlement of the process related to the applicable taxes on IP rental services.

Bonuses and discounts

These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes.

  Rental of infrastructure

Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2006, these revenues increased primarily due to the expansion of the mobile telephone network in Region I.

  Provision for losses on discontinued assets

These costs consist primarily of a provision for losses on assets to be sold.

  Expenses with fines

These expenses decreased in 2006 compared to the previous year, because in 2005, TNL paid R$23 million to internet provider “Internet gratis — IG” to meet certain contractual rescission clauses.

  Late-payment charges

Late-payment charges refer to revenues received from a 2% penalty fee charged to TNL’s delinquent customers. These revenues decreased in 2006 due to a positive result from the billing campaign in the fixed-line segment, wherein delinquent customers are offered the ability to payoff their debts in installments. This effect was partially offset by an increase in the volume of late-payment charges due to the growth of Oi’s client base.

Technical and administrative services

Technical and administrative services represent revenues obtained, mainly by TNL’s fixed-line segment, related to data processing, co-billing and other services rendered primarily to other telecommunications service providers. In 2006, revenues from technical and administrative services remained stable.

Other

Other operating (expenses) income consists primarily of inventory write off due to obsolescence and devaluation, conditional discounts allowed, judicial process costs, reversal of provision for losses on fiscal incentives and others. In 2006, TNL charged R$12 million as a result on disposal of permanent assets.

  Interest expenses, net

The following table sets forth the components of TNL’s interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change
	2005	2006	2005 v. 2006
	(Million of reais)

Interest income
Yield on marketable securities	543	362	(33.3)
Interest and Monetary exchange on other assets	205	252	22.9
Financial discounts obtained	152	102	(32.9)
Other	8	17	112.5

	908	733	(19.3)
Interest expenses
Derivative results	(1,594)	(744)	(53.3)
Monetary and exchange variations on outstanding loans from third parties	836	344	(58.9)
Interest on loans payable to third parties	(537)	(410)	(23.6)
Monetary restatement of provisions for contingencies	(260)	(350)	34.6
Interest on debentures	(229)	(322)	40.6
Withholding taxes on financial operations and Bank charges	(326)	(232)	(28.8)
Financial discounts allowed	(97)	(86)	(11.3)
Interest on refinanced taxes	(93)	(72)	(22.6)
PIS, Cofins and IOF on interest income	(111)	(67)	(39.6)
Interest and monetary variation on other liabilities	(93)	(60)	(35.5)
Other	(20)	(23)	(15.0)

	(2,524)	(2,022)	(19.9)

Total	(1,616)	(1,289)	(20.2)

Interest income

Interest income decreased in 2006, primarily due to a decrease in yield on marketable securities considering the decrease in interest rates. Interest and monetary exchange on other assets consists basically of interest on overdue bills and monetary restatement of judicial deposits. Financial discounts obtained consist basically of discounts obtained due to advance payments to suppliers.

Interest expenses

In 2006, interest expenses decreased primarily due to a reduction in interest rate and lower level of debt. Contingencies are restated to actual amounts to be paid in the event of loss and/or settlement, rather than estimates and recorded as “interest expense”. “Other interests” refers basically to financial discounts paid to retailers (in the form of interest reimbursement, not charged customers) on handsets sales.

Income tax and social contribution

The composite statutory rate of income taxes was 34% for both 2005 and 2006. In 2006, TNL recorded a tax provision in the amount of R$210 million.

The main variations that occurred in 2006 are explained as follows: TNL recorded a tax benefit on the payment of interest on own-capital of R$143 million, which is completely tax-deductible, unlike dividends; the TNL recorded a tax benefit of R$216 million for tax loss carry forwards; TNL recorded a tax provision for permanent differences in the amount of R$50 million; and TNL recorded a tax benefit of R$56 million for permanent differences due to equity method accounting.

Minority interests

TNL recorded minority interests expense in the amount of R$329 million and R$292 million in 2005 and 2006, respectively, which reflects the participation of TNL’s and Tmar’s minority shareholders in its net income. The variations reflect fluctuations in Tmar’s net income.

Comparison of Revenues, Costs and Expenses in 2004 and 2005

Revenues

The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Fixed-line telephone services
Local services	11,582	12,140	4.8
Long-distance services	3,661	3,795	3.7
Other fixed-line services	1,733	1,901	9.7

Total fixed-line services	16,976	17,836	5.1
Remuneration for the use of the fixed-line network	1,173	1,035	(11.8)
Mobile telephone services	1,891	2,488	31.6
Remuneration for the use of the mobile network	221	266	20.4
Data transmission services	1,608	2,061	28.2
Contact center	256		N/A
Total gross operating revenues	22,125	23,686	7.1
Value added and other indirect taxes	(6,061)	(6,614)	9.1
Discounts and returns	(222)	(325)	46.4

Net operating revenues	15,842	16,747	5.7

Local services

The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Monthly subscription fees	5,966	6,645	11.4
Metered services	2,673	2,691	0.7
VC1 (Fixed-line to mobile calls)	2,763	2,662	(3.7)
Collect calls	102	82	(19,6)
Installation fees	59	40	(32.2)
Other revenues	18	20	11.1

Total local services	11,582	12,140	4.8

Monthly subscription fees.  Monthly subscription fees increased primarily due to an average rate increase of 14.6%, which was offset by a decrease of 1.3% in fixed-lines in service.

Metered services.  In 2005, pulse-based revenues increased primarily due to an average rate increase of 12.9%, which was partially offset by a 10.0% decrease in traffic volume. Part of this traffic reduction is a consequence of TNL’s investment in its ADSL product, which already accounts for 5.4% of TNL’s fixed-lines in service. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access.

VC1 services.  Revenues in this category consist of charges for the calls from fixed-line to mobile telephones within the same registration area (generally the same city), are billed at the lowest rate (VC1) and accounted for as local services. A substantial part (82.2%) of TNL’s fixed-line to mobile traffic consists of VC1 calls. In 2005, revenues from VC1 calls decreased due to a traffic decrease of 8.9%, partially offset by a rate increase of 4.5% in July 2005. Traffic volume decreased in 2005 due to the migration of fixed-line to mobile calls to mobile to mobile calls.

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

Installation fees.  In 2005, revenues from installation fees decreased primarily due to a 7.3% decrease in the average per-line installation fee, from R$14.30 as of June 2004 to R$12.20 as of June 2005, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed decreased, from 2,771 thousand in 2004 to 2,213 thousand in 2005.

Other revenues.  Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.

Long-distance services

In 2005, revenues from long-distance services increased due to continuous market share gain in interregional services combined with an average rate increase of 11.2%. The requirement for mobile clients to choose a long-distance carrier selection code for every call (Código de Seleção de Prestadora), in TNL’s case Carrier Selection Code 31, also helped boost its revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Intrastate	1,645	1,886	14.7
Interregional	611	653	6.9
Interstate	615	598	(2.8)
VC2 and VC3	683	577	(15.5)
International	107	81	(24.3)

Total long-distance services	3,661	3,795	3.7

Intrastate long-distance (intraregional).  Revenues from intrastate long-distance increased in 2005, mainly due to rate increases, offset by a traffic decrease due to rule changes increasing the size and reducing the number of local areas that are effective as of August 2004. Intrastate long-distance traffic without the personal mobile service traffic (Serviço Móvel Pessoal), decreased 25.8% between 2004 and 2005.

Interregional.  In 2005, these revenues increased mainly due to a 3.9% increase in traffic volume (without personal mobile services traffic), from 1,034 million minutes in 2004 to 1,074 million minutes in 2005 and due to rate increases.

Interstate long-distance (intraregional).  Revenues from interstate long-distance services decreased mainly due to a 2.6% decrease in traffic (without personal mobile services traffic), partially offset by the partial-year effects of rate increases.

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

Other fixed-line services

The following table sets forth TNL’s other fixed-line services revenues, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Prepaid calling cards (for public telephones)	1,017	1,111	9.2
Additional services	497	550	10.7
Advanced voice	219	240	9.6

Total other fixed-line services	1,733	1,901	9.7

Prepaid calling cards for public telephones.  Revenues from the use of prepaid calling cards for public telephones increased mainly due to the partial effect of a rate increase. The number of public telephones decreased 6.6%, totaling 618 thousand at December 31, 2005, while the number of credits sold increased by 3.2%.

Additional services.  Additional services consist primarily of services such as directory assistance, caller ID, call waiting, voicemail and call forwarding. Revenues from additional services increased primarily due to an increase in the demand for call blocking (incoming collect calls, outgoing long-distance calls or fixed-to-mobile calls), caller ID services and voicemail, influenced by marketing campaigns included in TNL’s invoices.

Advanced voice.  Advanced voice services consist of “0300”, “0500” and “0800” services providing businesses with a number with agreed upon fees, which may be charged to the caller or to the client. In 2005, these revenues increased mainly due to an increase of 13.7% in the traffic volume of 0800 services, which was offset by price reductions caused by increased competition.

Remuneration for use of the fixed-line network

The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Use of fixed-line to fixed-line network	914	790	(13.6)
Use of mobile to fixed-line network	259	245	(5.4)

Total use of the fixed-line network	1,173	1,035	(11.8)

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

TNL receives network usage fees from mobile and other fixed-line service providers. The growth of mobile telecommunications resulted in substantial growth of network usage revenues during the past years. Since July 2003, the personal mobile services operators have been required to allow their subscribers to choose among different long-distance operators. Since TNL’s market share in long-distance services has grown, its network usage revenues have declined in favor of long-distance service revenues. The overall impact of the mobile long-distance selection code usage has had a positive effect on its results.

Mobile telephone services (Oi)

The following table sets forth TNL’s mobile telephone services revenues, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Originating calls	592	957	61.7
Sale of mobile handsets and accessories	748	767	2.5
Monthly subscription fees	333	461	38.4
National and international roaming	107	121	13.1
Additional services	111	182	64.0

Total mobile telephone services	1,891	2,488	31.6

Mobile services revenues increased in 2005 due to an increased volume of outgoing calls. Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges.

Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter, for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges. In April 2005, Oi increased the average rates of the standard postpaid plans by 6% and prepaid plans by 4%.

Oi had 6.9 million users as of December 31, 2004 and 10.3 million as of December 31, 2005. Of this 2005 total, approximately 82% were users of prepaid plans and 18% of postpaid plans. The monthly average revenue per user in 2005 was R$20.65 compared to R$24.10 in 2004. Average revenue per user from incoming calls decreased due to the migration of fixed-line to mobile calls to mobile to mobile calls, which are subject to the new “bill and keep system” (under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators) and Oi’s increase in numbers of users. Average revenue per user from outgoing calls also decreased due to the migration of postpaid users from plans without spending limits to plans with a fixed amount to be used in calls. Average revenue per user is calculated considering revenues obtained from originating calls, monthly subscription fees, additional services and revenues for the use of the mobile network.

Originating calls.  Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network, which resulted in higher traffic volumes.

Sale of handsets and accessories.  These revenues totaled R$767 million in 2005, of which R$492 million were generated from sales of prepaid handsets and R$189 million were generated from sales of postpaid handsets. The remaining revenue of R$87 million is related to sales of SIM cards (chips containing information relating to the user’s account, enabling the user to change handsets without losing information). In 2005, Oi sold 2,700 thousand prepaid handsets and 1,534 thousand postpaid handsets.

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

National and international roaming.  TNL receives revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator originates a call using TNL’s network, the other mobile operator pays TNL for the call at the applicable rate. Moreover, when TNL’s subscribers are outside TNL’s coverage area and receive or place calls, TNL charges them a roaming rate in order to pay the national or international mobile operator that completes the call.

In 2005, R$75 million of TNL’s roaming revenues were obtained from international GSM mobile operators, with which TNL has roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$46 million were obtained from TNL’s clients, using their mobiles outside TNL’s authorized Region I. This revenue increased mainly due to the growth of TNL’s client’s base.

Additional services.  Revenues from additional services increased primarily due to the annual rate increase. Revenues from Short Message Service amounted to R$149 million, representing 82.3% of additional services revenue. The remaining amount refers to General Packet Radio Service and Wireless Application Protocol.

Remuneration for the use of the mobile network

The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Use of fixed-line to mobile network	121	192	58.7
Use of mobile-to-mobile network	100	74	(26,0)

Total use of the mobile network	221	266	20.4

This item includes revenues received from both fixed-line and mobile telecommunications operators, for the use of TNL’s mobile network for completing calls.

Use of fixed-line to mobile network.  These revenues totaled R$192 million in 2005, excluding R$561 million received from Tmar that were eliminated upon consolidation. These revenues increased in 2005 as a result of the growth in the average number of users.

Use of mobile-to-mobile network.  These revenues, primarily from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to the personal mobile services system and therefore being subject to the “bill and keep” system.

Data transmission services

The following table sets forth TNL’s data transmission services revenue, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Asymmetric Digital Subscriber Line (ADSL)	385	670	73.8
Transmission — EILD	338	401	18.6
Dedicated Line Service — SLD	325	283	(12.8)
IP services	234	262	11.9
Switching packs and frame relay	204	249	22.0
Other services	121	196	61.8

Total data transmission services	1,608	2,061	28.2

Asymmetric Digital Subscriber Line (ADSL).  TNL sells its ADSL services of high-speed internet access under the brand name Velox. This is a strategic product, enabling us to inhibit entrants offering high-speed access through the cable television network and other fixed-line competitors who obtain remuneration for the use of their network through market share in TNL’s region.

These revenues increased in 2005 as a result of TNL’s continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 60.0%, from 0.5 million in 2004 to 0.8 million in 2005. In December 2005, Velox’s customer base represented 5.4% of TNL’s total fixed-lines in service as compared to 3.3% in December 2004.

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

Other services.  Revenues from other data transmission services, such as dedicated broadband internet access for internet service providers and equipment rental rose due to the growth in equipment rental and due to an increase in the amounts received from agreements with internet service providers. These service providers experienced an increase in the number of their ADSL clients.

Contact center

TNL established a contact center in late 2000 in response to opportunities in the Brazilian contact center outsourcing market. Contax initially provided outsourced services previously offered by Tmar in order to reduce costs and increase the quality of Tmar’s in-house activities. Together with Tmar, TNL also provided supplementary services to their large corporate customers.

In December 2004, TNL’s shareholders approved the spin-off of the contact center segment, decreasing TNL’s share capital by R$277 million and delivering to TNL’s shareholders Contax Participações S.A. shares (see Note 1(a) to TNL’s consolidated financial statements). The spin-off was consummated on March 9, 2005, but Contax’s results of operations ceased to be consolidated in TNL’s financial statements as of January 2005.

The purpose of the spin-off was twofold: (1) to allow the management of both companies to focus on their respective businesses and (2) to enable TNL’s shareholders to realize the full value of these two businesses by allowing a separate, more objective valuation by the market of each business.

ICMS and other indirect taxes

Gross revenues are subject to ICMS (value-added tax), PIS and Cofins. See “Item 4. Information on the Company — Taxes on telecommunications services.” Consolidated taxes increased 9.1%, while gross revenues increased 7.1%, in 2005. This increase in the tax rate was due to a change in TNL’s revenue mix, with a significant reduction of the share of network usage services, which is not subject to ICMS, in TNL’s total revenues.

Discounts and returns

Since TNL’s sales contracts do not provide for returns, these amounts essentially refer to discounts offered to clients in specific conditions. The increase in 2005 is due to discounts to mobile handset dealers in order to increase handset sales and to strengthen partnerships in a growing mobile industry.

Costs of services

The following table sets forth the components of TNL’s costs of services, as well as the percentage change compared to the prior year. TNL also included the main costs of each separate segment; however, the sum of the components of all segments does not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial cost components of some segments are included in “other costs.”

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Consolidated:
Depreciation	2,974	2,930	(1.5)
Interconnection	2,516	2,394	(4.8)
Network maintenance	880	1,046	18.9
Cost of handsets and accessories	932	835	(10.4)
Rental and insurance	451	519	15.1
Materials	248	309	24.6
Electricity	175	249	42.3
Personnel	679	202	(70.3)
Other costs of services	271	312	15.1

Total costs of services	9,126	8,796	(3.6)

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Fixed-line telephone:
Interconnection	3,053	3,024	(0.9)
Depreciation	2,586	2,484	(3.9)
Network maintenance	786	919	16.9
Rental and insurance	406	499	22.9
Materials	236	307	30.1
Electricity	160	229	43.1
Personnel	200	189	(5.5)
Other costs of services	90	120	33.3

Total costs of services	7,517	7,771	3.4

Mobile Telephone:
Cost of handsets and accessories	932	835	(10.4)
Depreciation	338	419	24.0
Rental and insurance	156	191	22.4
Network maintenance	100	117	17.0
Interconnection	120	87	(27.5)
Other costs of services	159	239	50.3

Total costs of services	1,805	1,888	4.6

Contact center:
Personnel	465	—	—
Depreciation	22	—	—
Other costs of services	87	—	—

Total costs of services	574	—	—

Other segments and holding:
Rental and insurance	91	124	36.3
Depreciation	28	26	(7.1)
Personnel	0.5	0.6	20.0
Other costs of services	30	18	(40.0)

Total costs of services	150	168	12.0

Intercompany eliminations:
Interconnection	(657)	(717)	9.1
Rental and insurance	(219)	(295)	34.7
Network maintenance	(39)		(100.0)
Other costs of services	(5)	(19)	280.0

Total costs of services	(920)	(1,031)	12.1

Depreciation

Depreciation decreased in 2005 due to the increasing amount of fixed-line equipment fully depreciated. The useful live of switching and transmission equipment was altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunications industry. This decrease in the fixed-line segment was partially offset by an increase in the mobile segment’s depreciation due to capital expenditures of R$836 million in 2005.

Interconnection

Interconnection costs decreased in 2005 mainly due to a reduction in the rate for the use of the local network rate, as well as a decrease of 8.4% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators. The fixed-line segment had a decrease in interconnection costs primarily due to the result of a decrease in both the interconnection rate as well as in traffic volume. The mobile segment’s interconnection costs decreased in 2005 mainly due to the migration of Telemig Celular and Amazon Celular to personal mobile services and therefore to the “bill and keep” system.

From the consolidated interconnection costs of 2005, R$717 million were eliminated upon consolidation, representing an increase of 9.1%, compared to the R$657 million eliminated in 2004. This is the result of the business growth and the synergies between our mobile segment (Oi) and our fixed-line segment (Tmar) in Region I.

Network maintenance

Network maintenance increased in 2005 due to Oi’s network growth and the necessary quality improvements made to Tmar’s network. In 2005, Tmar and Oi accounted for R$919 million and R$117 million of these costs, respectively. The fixed-line costs of network maintenance increased mainly due to service cost readjustments to improve the quality of the network and due to increased installation costs. The mobile costs of network maintenance increased mainly due to contract readjustments.

Costs of handsets and accessories

The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand were prepaid and 1,013 thousand were postpaid. In 2005, this volume increased to 4,233 thousand, of which 2,699 thousand were prepaid and 1,534 thousand were postpaid.

In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932 million. In 2005 these average costs were R$215.98 and R$220.56, respectively, with a total cost of R$835 million. The decrease in costs of handsets and accessories is mainly due to changes in the criteria for deferral of the subsidies for postpaid handsets, as well as a reduction of handset costs in U.S. dollars due to the 13.4% appreciation of the Brazilian real in 2005.

Competition in the mobile segment is forcing operators to increase subsidies in order to acquire new customers. TNL subsidizes both postpaid and prepaid handsets, but only defers the subsidy of the postpaid handsets over a period of 12 months. TNL defers the postpaid handset subsidy because the client agreement provides for reimbursement of R$300,00 in the event of cancellation or migration to the prepaid system before the completion of the contractual period, and postpaid handsets do not have any value apart from future service contracts. Accordingly, TNL considers the subsidies part of the customer acquisition cost, and defers and amortizes them up to the limit of R$300,00 during the minimum 12-month contractual period. TNL does not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans guaranteeing the payback of customer acquisition costs. See Note 3(h) to TNL’s consolidated financial statements.

Rental and insurance

In 2005, rental and insurance costs of the fixed-line segment increased mainly due to adjustments in the right-of-way and post rental agreements.

Materials

In 2005, costs of materials increased due to an R$71 million increase in the cost of fixed-line segment materials. This increase is due to a higher volume of modems for ADSL services and higher costs of producing prepaid calling cards.

Electricity

Electricity costs of the fixed-line segment increased mainly due to average rate increases of 12.0% and 21.0% applied by TNL’s electricity providers in late 2004 and 2005, respectively, and also due to the fact that the state government ceased to allow the compensation of the ICMS tax on electricity.

Personnel

Personnel costs are allocated between costs of services rendered, selling expenses and general and administrative expenses, based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is transferred between departments, the reallocation of the cost to the new department must be authorized in order to maintain the integrity of the process.

Other costs of services

Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators, Fistel, which is a fee for the monthly activation and annual inspection of switching stations and mobile terminals.

In 2005, other costs of services increased due to an increase in the Fistel fee as a result of the expansion of Oi’s client base and network.

The Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is TNL’s estimated average retention period. During 2005, Oi deferred R$65 million of these fees on the balance sheet as prepaid expenses and amortized R$80 million. Costs of these fees totaled R$64 million and R$80 million in 2004 and 2005, respectively.

In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$54 million and R$94 million in 2004 and 2005, respectively. Tmar expensed R$25 million and R$23 million with Fistel maintenance fees in 2004 and 2005, respectively.

Selling expenses

The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year and the main expenses of each separate segment. However, the sum of the components of all segments does not correspond to the consolidated selling expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Consolidated:
Sales commission	367	578	57.5
Provision for doubtful accounts	564	506	(10.3)
Contact center	3	388	12,833.3
Postage and billing	268	372	38.8
Marketing	252	292	15.9
Third party services	204	252	23.5
Personnel	199	177	(11.1)
Other expenses	125	115	(8.0)

Total selling expenses	1,982	2,680	35.2

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Fixed-line telephone:
Sales commission	502	485	(3.4)
Provision for doubtful accounts	504	461	(8.5)
Postage and billing	295	348	18.0
Contact center	238	300	26.1
Marketing	142	171	20.4
Personnel	159	143	(10.1)
Third party services	134	142	6.0
Other expense	91	79	(13.2)

Total selling expenses	2,065	2,128	3.1

Mobile Telephone:
Sales commission	135	249	84.4
Third party services	89	129	44.9
Marketing	105	118	12.4
Contact center	69	82	18.8
Provision for doubtful accounts	53	41	(22.6)
Personnel	38	34	(10.5)
Other expenses	36	59	63.9

Total selling expenses	525	712	35.6

Contact center:
Personnel	2
Marketing	2
Other expenses	2

Total selling expenses	6

Other segments and holding:
Sales commission	165	150	(9.1)
Other expenses	11	22	100.0

Total selling expenses	176	172	(2.3)

Intercompany eliminations:
Sales commission	(435)	(306)	(29.7)
Contact center	(305)		(100.0)
Postage and billing	(39)		(100.0)
Other expenses	(11)	(26)	136.4

Total selling expenses	(790)	(332)	(58.0)

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

Provision for doubtful accounts

The consolidated provision for doubtful accounts decreased in 2005, representing 2.6% and 2.1% of 2004 and 2005 gross operating revenues, respectively. TNL has taken a number of actions in order to improve collection processes, in particular for corporate and wholesale segments.

Contact center costs

These costs were almost completely eliminated upon consolidation for the years 2003 and 2004. As of the spin-off of the contact center segment in December 2004, these costs appear fully on the income statement, showing an increase of R$385 million.

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

Other expenses

Other expenses consist primarily of expenses such as electricity, depreciation, consultancy, rental of vehicles and real estate, insurance, internet services, logistical operating services, expenses with fines, data processing and others.

General and administrative

The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the previous year. TNL is also including the main expenses of each separate segment. However, the sum of the components of all segments does not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Consolidated:
Third party services	273	359	31.5
Depreciation	198	228	15.2
Personnel	220	215	(2.3)
Consulting and legal counseling	149	167	12.1
Other expenses	110	115	4.5

Total administrative expenses	950	1,084	14.1

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Fixed-line telephone:
Third party services	229	301	31.4
Depreciation	151	161	6.6
Personnel	156	145	(7.1)
Consulting and legal counseling	117	137	17.1
Other expenses	101	108	6.9

Total administrative expenses	754	852	13.0

Mobile Telephone:
Depreciation	35	59	68.6
Third party services	39	53	35.9
Personnel	40	52	30.0
Consulting and legal counseling	13	19	46.2
Other expenses	5	4	(20.0)

Total administrative expenses	132	187	41.7

Contact center:
Third party services	13
Personnel	14
Other expenses	5

Total administrative expenses	32

Other segments and holding:
Personnel	10	18	80.0
Consulting and legal counseling	13	11	(15.4)
Depreciation	9	8	(11.1)
Third party services	4	6	50.0
Other expenses	2	2

Total administrative expenses	38	45	18.4

Intercompany eliminations:
Third party services	(7)	—	(100.0)
Other expenses	—	—	—

Total administrative expenses	(7)	—	(100.0)

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

Other expenses

Other expenses consist primarily of expenses such as rent, insurance, materials, expenses with fines and others.

Other operating (expenses) income, net

The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change
	2004	2005	2004 v. 2005
	(Million of reais)

Income
Rental of infrastructure	109	163	49.5
Late-payment charges	165	174	5.5
Equity method accounting	112	66	(41.1)
Agreement with Embratel	55	—	(100.0)
Bonuses and discounts	42	31	(26.2)
Technical and administrative services	59	42	(28.8)
Recovered expenses	252	98	(61.1)
Amortization of negative goodwill — AIX	28	6	(78.6)
Others	34	6	(82.4)
Total	856	586	(31.5)

Expenses
Provisions for contingencies	(614)	(574)	(6.5)
Taxes	(340)	(345)	1.5
Amortization downstream merger goodwill	(154)	—	(100.0)
Amortization of goodwill — Pegasus	(75)	(76)	1.3
Amortization of deferred charges	(68)	(67)	(1.5)
Employees’ profit sharing	(111)	(51)	(54.1)
Provision for losses on discontinued assets	(90)	(40)	(55.6)
Expenses with fines	(31)	(36)	16.1
Others	(145)	(154)	6.2

Total	(1.628)	(1.343)	(17.5)

Total operating (expenses) income, net	(772)	(757)	(1.9)

Amortization of downstream merger goodwill

In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,465 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit associated with the amortization, in five years, of the goodwill paid by us.

TNL wrote down the goodwill in the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,600 million, and reclassified the resulting amount of R$824 million on TNL’s consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,600 million to R$824 million.

The amortization of the goodwill reduces our taxable income. In the previous four years, we have increased TNL’s share capital by R$168 million each year and in 2005 by R$154 million. These amounts represent the tax benefit derived from the amortization. See Note 8 to the consolidated financial statements of TNL.

Amortization of goodwill — Pegasus

Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319 million, which is being amortized on a straight-line basis over five years from January 2003. Prior to this acquisition, Tmar had already paid another R$62 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.

Amortization of deferred charges

Under Brazilian GAAP, expenses incurred during the pre-operating phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$632 million), which is being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.

Taxes other than on income

Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified under this account.

Provisions for contingencies

Provisions for contingencies decreased in 2005, mainly due to a decrease of R$16 million in labor and R$16 million in civil contingencies. See Note 26 to the consolidated financial statements.

Recovered expenses

In 2005, TNL recovered expenses in the amount of R$20 million, relating to the recovery of credits from ICMS, PIS and Cofins paid in excess in previous years, and R$13 million related to the renegotiations of debts with suppliers.

Bonuses and discounts

These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. In 2004 and 2005, these revenues totaled R$42 million and R$31 million, respectively, and the decrease is due to contractual negotiations of lower prices in exchange for smaller bonuses.

Rental of infrastructure

Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2005, these revenues increased primarily due to the expansion of the mobile telephone network in Region I.

Provision for losses on discontinued assets

In 2005, TNL charged R$37 million of non-operating expense, mainly resulting from a provision for the investment made by the mobile segment to offer Wi-Fi to its clients, in the total amount of R$30 million, because its competitors started to offer these services for free, reducing significantly TNL’s expectations of future revenues from this investment.

Expenses with fines

Expenses with fines refer to assessments by Anatel as of the end of 2002, mainly resulting from the shut-down of some customer service outlets. In response, Tmar has reopened and established new outlets and signed a contract with Correios (the Brazilian post office company), to serve its clients in some locations.

Late-payment charges

Late-payment charges refer to revenues received from a 2% penalty fee charged to TNL’s delinquent customers. These revenues increased in 2005 due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.

Technical and administrative services

Technical and administrative services represent revenues obtained, mainly by TNL’s fixed-line segment, related to data processing, co-billing and other services rendered primarily to other telecommunications service providers. In 2005, revenues from technical and administrative services increased, mainly due to higher co-billing revenues, caused by an increase in the number of customers of other mobile providers which use TNL’s Carrier Selection Code 31.

Interest expenses, net

The following table sets forth the components of TNL’s interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,
	2004	2005	% Change
	(Million of reais)

Interest income
Yield on marketable securities	497	543	9.3
Interest and monetary variations on other assets	201	205	2.0
Financial discounts obtained	52	152	192.3
Other	26	8	(69.2)

	776	908	17.0

Interest expenses
Derivative results	(1,101)	(1,594)	44.8
Interest on outstanding loans from third parties	(608)	(537)	(11.7)
Outstanding loans from third parties	453	836	84.5
Withholding tax on financial operations and Bank charges, including CPMF	(252)	(326)	29.4
Monetary restatement of provisions for contingencies	(296)	(260)	(12.2)
Interest on debentures	(189)	(229)	21.2
PIS, Cofins and IOF on interest income	(130)	(111)	(14.6)
Financial discounts allowed	(133)	(97)	(27.1)
Interest on refinanced taxes	(82)	(93)	13.4
Interest and monetary variations on other liabilities	(71)	(93)	31.0
Other	(8)	(20)	150.0

	(2,417)	(2,524)	4.4

Total	(1.641)	(1.616)	(1.5)

Interest income

Interest income increased in 2005, primarily due to an increase of R$100 million in financial discounts obtained, mainly due to acquisition of tax credit at a discount and a 16.2% increase in the average CDI rate, partially offset by a decrease of 5.7% in TNL’s average cash position.

Interest expenses

In 2005, interest expenses increased, due to an increase of 16.2% in the average CDI rate and 29.3% higher bank charges, offset by a 9.5% decrease in TNL’s average level of debt. The restatements of contingencies, which are actual amounts to be paid in the event of loss and/or settlement, rather than estimates, are recorded as “interest expenses.” Other interest expenses refer primarily to financial discounts paid to retailers (in the form of reimbursement of interest not charged customers) on sales of handsets.

Income tax and social contribution

The composite statutory rate of income taxes was 34% for all three years. In 2005, TNL recorded a tax provision in the amount of R$371 million.

The main variations that occurred in 2005 are explained as follows: (1) TNL recorded a tax benefit on the payment of interest on own-capital of R$134 million, which is completely tax-deductible, unlike dividends; (2) the R$171 million tax provision recorded in 2004 was reversed to a tax benefit of R$133 million in 2005; (3) TNL recorded a tax provision for permanent differences in the amount of R$83 million; and (4) TNL recorded a tax benefit of R$66 million for permanent differences due to equity method accounting.

Minority interests

TNL recorded minority interests expense in the amount of R$172 million and R$329 million in 2004 and 2005, respectively, which reflects the participation of Tmar’s minority shareholders in its net income. The variations reflect fluctuations in Tmar’s net income.

Liquidity and Capital Resources

Overview

TNL’s investment in its fixed-line, broadband and mobile infrastructure has increased at a consistent rate in recent years. TNL’s capital expenditures for 2004, 2005 and 2006 were R$2.1 billion, R$2.4 billion and R$2.3 billion, respectively. TNL has funded these investments through cash flows from operations and long-term debt (including vendor financing, when available).

Historically, TNL’s business has generated relatively consistent cash flows from operations, and TNL expects to be able to continue to generate such operational cash flows for the foreseeable future. However, TNL does have a significant amount of debt, amounting to R$7.5 billion in long-term liabilities outstanding at December 31, 2006, and TNL intends to continue to incur debt to fund its capital expenditures in the future.

Sources of funds

TNL relies almost exclusively on dividends and interest on own-capital from Tmar to meet its cash needs, including the payment of dividends to shareholders. TNL controls the payment of dividends and interest on own-capital by Tmar. Payment of dividends is subject to the calculation of the minimum compulsory dividend (see Note 28 to TNL’s financial statements for more details). Payment of interest on own-capital is tax deductible under Brazilian corporate law, subject to certain limitations.

TNL’s primary source of operating funds is cash flow generated from the continuing operations of Tmar, net of taxes. Cash flows provided by operating activities were R$6,082 million in 2004, R$5,916 million in 2005 and R$5,590 million in 2006. TNL considers cash flows provided by its operating activities to be sufficient for TNL’s expected cash requirements. However, TNL generally finances its investments in property, plant and equipment through the use of bank loans, vendor financing and other forms of financing.

Disregarding the effects of TNL’s hedging agreements, TNL had R$8,110 million of total indebtedness at December 31, 2006, compared to R$7,903 million of total indebtedness at December 31, 2005.

The main sources of TNL’s debt are bank loans and vendor financing. TNL also has obtained R$878 million from the issuance of 10-year US$300 million non-convertible notes, or Senior Notes, in 2003. TNL also has obtained a loan in the amount of R$884 million in 2003 from the Japan Bank for International Cooperation, or JBIC. Net of TNL’s current cash position, TNL’s debt amounted to R$4,883 million at December 31, 2006, a 19.7% reduction from R$6,083 million at year-end 2005. This decrease resulted primarily from a free cash flow after investing activities in the amount of R$3,250 million

As of December 31, 2006, our total debt, including debentures, was R$9,570 million, including the effect of the loss on swap operations of R$1,460 million.

At December 31, 2006, approximately 42% of our funded debt, disregarding the effects of our swap agreements, was denominated in foreign currency, compared to 57% at December 31, 2005. After the effects of swap operations, only 6% of our foreign debt was exposed to foreign currency fluctuations.

The 2006 average annual interest rate on local currency debt, which totaled R$4,733 million (including debentures) at the end of the year, was 13.2% per annum, representing 92.6% of the average Selic rate for the year. The average cost of our funded foreign currency debt, which totaled R$3,377 million, is 7.0% per annum for U.S. dollar loans, 1.5% per annum for Japanese Yen loans and 9.9% for the debt in the BNDES foreign currency basket. As of December 2006, 67.6% of our financing bore interest at floating rates, before derivative agreements to swap obligations from floating to fixed rates.

Although TNL has no reason to believe this could occur, in the event it would no longer have access to third party financings, it will need to reduce its investments to the extent of its available cash flow from operating activities, which could significantly impact its results in future years.

Derivatives

TNL employs financial risk management strategies using cross-currency interest rate swaps. TNL’s financial risk management strategy is designed to protect against devaluation of the real against foreign currencies and increases in foreign currency interest rates. TNL does not enter into derivatives transactions for any other purposes.

The principal foreign exchange risk TNL faces arises from a significant part of our indebtedness and capital expenditures in foreign currency, while our revenues are earned almost entirely in reais. As a result of this mismatch, increasing revenues may not compensate for increases in TNL’s financing expenses or capital expenditures arising from currency fluctuations. At December 31, 2006, R$4,837 million (R$6,442 million at December 31, 2005), representing 50.5% (65.4% at December 31, 2005) of our total indebtedness (including debentures and the effect of swap operations) was denominated in foreign currency (U.S. dollars, Japanese Yen and a basket of currencies determined by the BNDES). Primarily as a result of the recent devaluation of the U.S. dollar in 2006, the results of outstanding swap agreements showed losses of R$744 million and R$1,594 million for the years 2006 and 2005, respectively. The total loss recorded as indebtedness in foreign currency, (thus increasing the foreign currency indebtedness) decreased R$492 million, or 25.2%, from R$1,952 million at December 31, 2005 to R$1,460 million at December 31, 2006.

Uses of funds

Funds derived from operating cash flows are primarily used for capital expenditures, debt reduction and payments of dividends and interest on own-capital to TNL’s shareholders.

As noted above, expenditures on property, plant and equipment totaled R$2.1 billion, R$2.4 billion and R$2.3 billion for the years ended December 31, 2004, 2005 and 2006, respectively. TNL intends to make approximately R$2.3 billion in capital expenditures in the course of 2007, of which approximately 75% will be used by Tmar primarily for network improvements and to meet Anatel’s targets and service requirements and, approximately 25% by Oi, mainly for network capacity and IT systems development.

In 2006, TNL disbursed nearly R$4.8 billion in repayments of principal and interest on its debt (including debentures), and we expect to disburse approximately R$2.3 billion in 2007.

TNL paid dividends and interest on own-capital in the amount of R$924 million, R$1,321 million and R$945 million in 2004, 2005 and 2006, respectively. At TNL’s Annual Shareholders’ Meeting on April 12, 2007, TNL’s shareholders approved the distribution of R$330 million dividends and interest on own-capital in respect of fiscal year 2006, the payment of which R$300 million was in the form of interest on own-capital distributed on April 30, 2007.

Outstanding Credit Facilities

In December 2000, Tmar renegotiated the terms of its bridge loan with BNDES permitting it to enter into the BNDES Facilities, of which 70% was syndicated to other banks, with Banco Itaú S.A. and Banco do Brasil S.A. as the lead banks, and 30% directly with the BNDES. The BNDES Facilities provided Tmar with a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in December 2000 with final maturity in October 2012. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per annum. On the foreign currency portion, the interest rate is equal to the exchange rate variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank (Banco Central do Brasil) and the basket of currencies is determined by the BNDES on a monthly basis. The BNDES Facilities required that TNL observe certain financial covenants with which TNL was unable to comply with from time to time; TNL obtained yearly waivers in connection with such noncompliance as was required by the BNDES Facilities. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and BNDES granted TNL a waiver from these covenants in exchange for a fee, which allowed TNL to amend such covenants on more favorable terms which TNL currently meets. See “Item 13. Defaults, Dividend Arrearages and Delinquencies”.

On June 1, 2001, TNL issued five-year R$1.3 billion domestic, non-convertible debentures. TNL accrued interest in the amount of R$84 million in 2006 and R$229 million in 2005. These debentures were fully liquidated on June 1, 2006.

On August 10, 2001, Oi entered into, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to US$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with several other international banks. In December 2002, US$300 million of this credit line was substituted by a financing contract with Export Credit Agencies. This facility has an eight-year amortization term from August 2004 to final maturity in November 2012, and bears a floating interest rate of LIBOR plus 0.50% to 5.5% per annum. On November 17, 2003, this facility was transferred from Oi to Tmar. See “Item 4. Information on the Company — Our history and development — Sale of Oi to Tmar.” At December 31, 2006, the outstanding debt on this facility was US$310 million (including interest).

In January and February 2003, TNL entered into a loan agreement with JBIC for up to the Yen equivalent of US$250 million (Yen 29.8 billion) to finance the expansion of our telecommunications network. Outstanding principal amounts under this JBIC facility bear interest of Japanese LIBOR plus 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/EBITDA and EBITDA/interest expense.

In December 2003, Telemar entered into a new credit agreement with BNDES to provide a credit line of up to R$520 million, or the 2003 BNDES Facility, to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2003 and 2004. In December 2003, TNL borrowed R$202.0 million under the 2003 BNDES Facility. In March, June and October 2004, TNL borrowed R$100, R$120 and R$108 million of the credit line, respectively. In December 2004, 84.1% of the BNDES facility was subject to TJLP and 15.9% was subject to a basket of currencies. Interest payments are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES Facility in January 2011. The interest rate is determined quarterly by BNDES.

On December 18, 2003, TNL obtained R$878 million from the issuance of US$300 million in Senior Notes on the international market. The Senior Notes bear interest at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a prepayment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013. In October 2004, TNL concluded a registered exchange offer of the Senior Notes issued in 2003 for new registered Senior Notes with the same terms of the unregistered Senior Notes issued in 2003, except that the new Senior Notes do not have any transfer restrictions attached to them. On December 1, 2005, TNL carried out the early redemption of part of the Senior Notes through a cash tender offer US$150 million of Senior Notes were accepted for purchase in the tender offer and were subsequently cancelled.

In September 2004, Oi entered into a financing contract of up to R$663 million with BNDES based on the TJLP, to finance its investment plan, and borrowed R$400 million in 2004 and R$185 million in 2005. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. On December 29, 2005, this facility was transferred from Oi to Tmar.

In July 2005, Tmar obtained a credit facility from the BNDES of up to R$218 million to finance the Company’s program for achievement of universal service targets for 2005 and borrowed R$83 million in 2005. The referred facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP.

In December 2005, Tmar obtained a new credit facility from the BNDES to finance the TNL’s program for accomplishing obligations established in the New Concession Agreement and borrowed R$24 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.

In 2005, we have also entered into a number of smaller vendor financing arrangements to finance the purchase of equipment and services needed for the continuous expansion of our telecommunications network. Similar to the facilities described above, these vendor financings contain typical covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.

The general shareholders’ meeting of Tmar, held on March 7, 2006, approved the issue by Tmar of 216,000 simple, non-convertible debentures in two series, with a par value of R$10,000.00 each, totaling R$2,160 million. The issue date was March 1, 2006 and the placement date March 27, 2006. Maturity of the first series is after 5 years and of the second series after 7 years, as of the issue date. The first series is remunerated at 103% of the CDI rate per year and the second series is remunerated at CDI rate plus a spread of 0.55% per year. Interest is due every six months, being the first due date September 1, 2006. This operation was approved by Tmar’s Board of Directors on March 15, 2006.

On March 22, 2006, Tmar registered for issuance with the CVM debentures amounting to a total of R$2,160 million. The operation was split into two series, the first at R$1,620 million, at 103% of the CDI rate and with a 5-year maturity and the second, at R$540 million, at the CDI + 0.55% and with a 7-year maturity.

In November 2006, Tmar entered into a financing contract for up to R$1,971 million with BNDES based on the TJLP to finance its investment plan, and borrowed R$810 million in 2006. This financial contract is shared between sub-credit lines A and B, of R$1,771 million (TJLP + 4.5%) and R$200 million (TJLP + 2.5%), respectively. Financial charges are due on a quarterly basis until June 2009, and on a monthly basis from July 2009 through June 2014.

The following table shows TNL’s known contractual obligations as of December 31, 2006:

		Payments Due by period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
		(Millions of reais)

Loans and financing(1)	7,317	1,999	3,146	1,235	937
Debentures(1)	2,253	93		1,620	540
Rights of use	371	37	69	62	203
Capital lease obligations	90	46	43	1
Operating lease	780	780

Total obligations	10,811	2,955	3,258	2,918	1,680

(1)	Including interest

To calculate the expected future interest payments we used the following assumptions:

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016

U.S. Dollar	2.15	2.20	2.27	2.35	2.46	2.50	2.54	2.74	2.94	3.00
CDI	11.69%	10.96%	10.25%	9.68%	9.81%	9.31%	9.19%	9.00%	9.00%	9.00%
TJLP	6.36%	6.40%	6.35%	5.70%	5.75%	5.20%	5.05%	5.00%	5.00%	5.00%

U.S. GAAP Reconciliation

TNL has presented its consolidated financial statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 35 to TNL’s consolidated financial statements. In 2004, U.S. GAAP income was R$746 million, compared to Brazilian GAAP income of R$751 million. In 2005, U.S. GAAP income was R$889 million, compared to Brazilian GAAP income of R$1,114 million. In 2006, U.S. GAAP income was R$1,201 million, compared to Brazilian GAAP income of R$1,310 million.

Shareholders’ equity under U.S. GAAP was R$8,549 million on December 31, 2004, compared to R$7,963 million under Brazilian GAAP. As of December 31, 2005, shareholders’ equity under U.S. GAAP was R$7,938 million, compared to R$7,979 million under Brazilian GAAP. As of December 31, 2006, shareholders’ equity under U.S. GAAP was R$8,208 million, compared to R$8,959 million under Brazilian GAAP.

The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are deferred income tax, pension and other post-retirement benefit plans, deferred charges, dividends not yet declared, fair value of derivatives, reversal of goodwill and subsidies on mobile postpaid handsets. For a detailed explanation of the differences between Brazilian GAAP and U.S. GAAP, see Note 35 to the consolidated financial statements of TNL.

One of the main effects is the adjustment of the deferred income tax recorded by the subsidiary Oi, required by FAS No. 109. For US GAAP reconciliation purposes, the Company has recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi.

Item 6.	Directors, senior management and employees

TNL is managed by a Board of Directors, or Conselho de Administração, and a Board of Executive Officers, or Diretoria. According to TNL’s bylaws, members of the Board of Directors are appointed by TNL’s shareholders and executive officers are appointed by the Board of Directors.

Board of Directors

The Board of Directors is currently composed of seven regular members and seven alternates, each serving for a term of three years. The Board of Directors holds a regular bi-monthly meeting and holds special meetings when called by the Chairman or by two members of the Board of Directors.

The term of the current members of the Board of Directors ends at the TNL ordinary shareholders’ meeting of 2010, where new members shall be elected.

The appointments are made consistent with the requirements provided by Brazilian corporate law which are described below:

•	holders of TNL preferred shares without voting rights or with restricted voting rights, representing at least 10% of the total corporate capital of TNL may appoint one member to the Board of Directors and such member’s alternate; and

•	holders of TNL common shares representing at least 15% of the total common shares of TNL with voting rights may appoint one member to the Board of Directors and such member’s alternate.

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

The following are the current members of the Board of Directors and their respective positions.

Name	Position

José Mauro Mettrau Carneiro da Cunha	Chairman
Álvaro Avelino Carvalho dos Santos	Regular Director
Fabio Schvartsman	Regular Director
Otavio Marques de Azevedo	Regular Director
Luciano Siani Pires	Regular Director
Alan Adolfo Fischler	Regular Director
Luiz Eduardo Falco Pires Corrêa	Regular Director
José Augusto da Gama Figueira	Alternate Director
Carlos Francisco Jereissati	Alternate Director
Marcelo Cunha Ribeiro	Alternate Director
Celso Fernandez Quintella	Alternate Director
Caio Marcelo de Medeiros Melo	Alternate Director
Eduardo Klingelhoefer de Sá	Alternate Director
José Luis Magalhães Salazar	Alternate Director

The following are brief biographies of the members of TNL’s Board of Directors:

José Mauro Mettrau Carneiro da Cunha, born on December 4, 1949, has a bachelor’s degree in Mechanical Engineering from Universidade Católica de Petrópolis — RJ, and a master degree in Industrial and Transportation Projects from COPPE/UFRJ. He attended the Executive Program in Management at Anderson School/ University of California, Los Angeles. Mr. Carneiro assumed several executive positions at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), and was a member of the Board of Executive Officers of such bank from 1991 to 2002. From February 2003 to October 2005, he was the Vice-President of Strategic Planning of Braskem S.A. He was a member of the Board of Directors of many companies and institutions, such as LIGHT Serviços de Eletricidade S/A (from December 1997 to July 2000), Aracruz Celulose (from June 1997 to July 2002), Telemar Participações S.A. (from December 1999 to July 2002), Tele

Norte Leste Participações S/A (from December 1999 to July 2002), FUNTTEL — Fundo para o Desenvolvimento Tecnológico das Telecomunicações (from December 2000 to January 2002), FUNCEX (from June 1997 to January 2002) and Politeno Indústria e Comércio S/A (official member from April 10, 2003, and alternate member effective April 5, 2005).

Álvaro Avelino Carvalho dos Santos, born on April 8, 1954, began his career at Citibank Brasil, where he worked for 25 years — from 1972 to 1997. He held several positions at Citibank, including Senior Vice-President in New York, where he was responsible for Investment Bank in Latin America and Emerging Markets. In 1999, Mr. Carvalho joined the Safra Group as International Vice-President. He has served as Vice-President of Finance and member of the Executive Management Committee of the Telemar group, as an alternate member of the Board of Directors of TNL and member of the Board of Directors of Tmar and Oi from 2001 to 2003. Since 2003, he has worked as portfolio manager for investment funds and as professional board member. He holds a bachelor’s degree in Accounting and Business Management from Faculdades Osvaldo Cruz — SP, and a specialization degree in Marketing and Finance from Fundação Vargas — SP.

Fabio Schvartsman, born on February 25, 1954, worked from June 1985 to February 2007 at Ultrapar Participações S/A, where he held several positions such as CFO and Investor Relations Director, Planning Director and Financial Superintendent. Previously, from 1977 to 1985, he worked at Duratex S.A, being in charge of several positions in the financial area. Since February 26, 2007 he also serves as a member of the board of Gafisa S.A. Mr. Schvartsman received a degree in production engineering from the Escola Politécnica at the University of São Paulo and a master’s degree in business administration from the Business School, at the Getúlio Vargas Foundation, São Paulo, in 1979.

Otavio Marques de Azevedo, born on May 5, 1951, has served as the Chairman of TNL’s Board of Directors since October 29, 2003. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom Participações S.A., one of our major shareholders. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in Engineering from Pontifícia Universidade Católica de Minas Gerais.

Luciano Siani Pires, born on February 10, 1970, was appointed as an alternate member of TNL’s Board of Directors on July 27, 2005, and has served as a regular member since August 31, 2005. He holds a bachelor’s degree in mechanic engineering from Pontifícia Universidade Católica of Rio de Janeiro (1991) and an MBA from Stern School of Business — New York University (2001). In 1992, he joined the BNDES, where he was the Head of Export Operations Department. From 2003 to 2005, he worked for McKinsey Consulting. Since May 2005, he has held the position of Head of the Stocks Portfolio Management Department with BNDES.

Alan Adolfo Fischler, born on January 19, 1958, holds a bachelor’s degree in Engineering of Systems from PUC-RJ and an MBA from COPPEAD. He has worked at BNDES since 1982 where he began his career as a system analyst. He was responsible for the TI area of BNDES and BNDESPAR. Mr. Fischler has worked in the telecommunication industry since 1998 and he is currently the head of the Telecommunication Department at BNDES.

Luiz Eduardo Falco Pires Corrêa, born on August 13, 1960, was elected Superintendent Officer in October 2002, after being elected CEO of Oi in October 2001. Mr. Corrêa is the current General Superintendent Officer of TNL. He has previously worked for Transportes Aéreos Marilia — TAM, where he assumed several positions, such as Production Manager, Technology Officer and Marketing and Sales Vice-President. Mr. Corrêa has bachelor’s degree in Aviation Engineering from Instituto Tecnológico da Aeronáutica — ITA and has participated in permanent education courses in marketing and finance from Fundação Getúlio Vargas.

José Augusto da Gama Figueira, born on September 20, 1947, served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a member of the Board of Directors. He has also served as a member of the Board of Directors of Tmar since May 22, 2002, president of Instituto Telemar since August 2001, and as one of our officers since June 1999. He served as executive officer of Pegasus Telecom, a company of the Andrade Gutierrez group, from July 1997 to August 1999, and a member of the fiscal council of Telest, Telepisa and Teleamazon from April to December 1999. He holds a bachelor’s degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in business administration from Fundação Getúlio Vargas (1996-1997).

Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of TNL’s Board of Directors since August 1998 and as the Chairman of the Board of Directors of TNL from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003. Since 1970, Mr. Jereissati serves as Chief Executive Officer of the Jereissati Group, which includes several companies, such as Iguatemi Empresa de Shopping Centers S.A. and La Fonte Telecom S.A.. He served as member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group), as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce), and as member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a bachelor’s degree in Economics from Mackenzie University of São Paulo.

Marcelo Ribeiro, born on November 12, 1977, is an Associate of GP Investments since 2000. Mr. Ribeiro is also member of the Board of Directors of Hopi Hari S.A. since 2002. He served in the Mergers and Acquisitions area of the investment banks Goldman, Sachs, in New York in 2004, and Donaldson, Lufkin and Jenrette, in São Paulo in 2000. Mr. Ribeiro has a bachelor’s degree in Production Engineering from Universidade de São Paulo and an MBA from Harvard Business School.

Celso Fernandez Quintella, born on November 29, 1944, was elected alternate member of the Board of Directors of the Company on August 2, 1999, and official member on April 30, 2001 and an official member again on October 29, 2003, ratified on March 1, 2004. Mr. Quintella is a member of the Board of Executive Officers of Construtora Andrade Gutierrez S.A. since 1991 and of Telemar Participações S/A since August 1999. Member of the Board of Directors of Companhia Eletromecânica Celma from 1991 to 1996. Member of the Board of Directors of Flexibrás Tubos Flexíveis Ltda, from 1986 to 1989, and President of Flexibrás Tubos Flexíveis Ltda from 1989 to 1991. Member of the Board of Directors of Brastech Services Técnicos de Petróleo S.A. from 1976 to 1989 and President of Brastech Services Técnicos de Petróleo S.A. from 1989 to 1991. Mr. Quintella has a bachelor’s degree in Mechanical Engineering from Escola de Engenharia da UFRJ in 1966 and OPM-86 from Harvard Business School.

Caio Marcelo de Medeiros Melo, born on October 25, 1972, is the Head of the Monitoring Department and Portfolio Management (Capital Markets Area) of BNDES, where he has worked since 1998. He was also Manager of the Fixed Income Area and Head of the Sewage and Transportation Departments. He was a member of the investment committee of Santander Private Equity and fiscal council member of Tupy S/A from 2000 to 2001, board member of Aços Villares from 2003 to 2006, and board member of Tecnólogos S/A from 2005 to 2006. Mr. Melo holds a bachelor’s degree in Economics form Universidade de Brasília, and is pursuing a masters degree in Economics from FGV/EPGE.

Eduardo Klingelhoefer de Sá, born on December 7, 1958 has worked at BNDES since 1985, where he held several positions in different areas. He worked nine years with financing projects for the industrial area and ten years structuring venture capital and private equity projects at the asset management Area of BNDES (formerly BNDESPAR). He structured 17 private equity and venture capital funds and is a member of the investment committee of several funds. He holds a bachelor’s degree in Mechanical Engineering, a master degree in Economics from Universidade Federal do Rio de Janeiro — UFRJ, and an MBA from University of Warwick, England.

José Luis Magalhães Salazar, born on September 16, 1967, was elected to serve as an executive officer on March 29, 2006, when he became CFO of TNL. Mr. Salazar joined TNL in February 1999 as its treasurer. He was appointed as Oi’s CFO at TNL’s inception in 2001, and in 2003 he assumed the role of executive officer in charge of sales for TNL. Prior to his appointment as TNL’s CFO, he was working as executive officer in charge of revenue and interconnection for TNL. He also worked as Globopar’s treasurer, financial manager at Brahma (currently AmBev) and as a financial analyst at Aracruz Celulose.

Executive Officers

The bylaws of TNL provide that the executive officers (Diretoria) of TNL shall consist of one President (CEO), one General Superintendent Officer, and up to four other officers. The executive officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current executive officers were reappointed for a three-year term at the Board of Directors’ meeting of TNL held on April 12, 2007 and will serve until the first Board of Directors’ meeting following the ordinary shareholders’ meeting in 2010.

The following are the executive officers of TNL and their respective positions.

Name	Position

Luiz Eduardo Falco Pires Corrêa	President (CEO)
José Luis Magalhães Salazar	Chief Financial Officer, Investor Relations Officer
Paulo Altmayer Gonçalves	Officer
Júlio Cesar Pinto	Officer

Luiz Eduardo Falco Pires Corrêa, is member of TNL’s Board of Directors and Board of Executive Officers. For his biographical information see “— Board of Directors.”

José Luis Magalhães Salazar, is an alternate member of TNL’s Board of Directors and a member of the Board of Executive Officers. For his biographical information see “— Board of Directors.”

Paulo Altmayer Gonçalves, born on February 28, 1950, was elected to serve as an executive officer on June 28, 2006. He holds a Bachelor’s degree in Electronic Engineering from Universidade Federal do Rio Grande do Sul (UFRGS). Mr. Gonçalves started his professional career as computer programmer in the DPC of the UFRGS. He was professor of Programming Techniques in that university and worked for companies such as Crefisul, Procergs, Hewlett Packard HP and Digitel. In São Paulo, in 1994, he participated in the start-up of Trunking Digital and Pagers companies linked to Mcom, Mobilcom and Mcomcast. He returned to Porto Alegre in 1998 for the launching of the Band B cell phone operator, Telet SA (Claro), where he served as Sales and Marketing Officer. He returned to São Paulo in September 2000 as member of the Board of Executive Officers of Telemar, with the challenge of leading the group, whose purpose was to acquire the Band D cell phone license in the region of Telemar’s operations. In Rio de Janeiro, in March 2001, after obtaining the Band D license, Mr. Gonçalves started to build the operation of the GSM cell phone service with over 4,000 stations, 1,200 sale points, coverage in 16 states, etc. The operation to launch the first GSM cell phone service in Brazil (beginning of 2002). Currently, he is the Technology Superintendent Officer in charge of the Engineering, Operations, IT and Administrative Services of Oi/Telemar.

Júlio Cesar Pinto, born on October 7, 1951, was elected to serve as an executive officer on October 2, 2002, when he also assumed responsibility for TNL’s internal audit. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística, ATL — Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a bachelor’s degree in Accounting from Faculdade Moraes Júnior, and attended several other courses in the United States, including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

Fiscal Council and Board of Auditors

As required by the rules governing the privatization of the Telebrás system, TNL’s bylaws establish that TNL shall have a permanent Fiscal Council (Conselho Fiscal). Under Brazilian corporate law, the Fiscal Council is a corporate body, independent of TNL’s Board of Directors and Board of Executive Officers. The Fiscal Council’s primary responsibility has been to: (1) monitor the activities of TNL’s management, (2) review the financial statements, (3) report its findings regarding the financial statements to TNL shareholders, and (4) report to TNL management, or to the TNL shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents.

Brazilian corporate law establishes that the Fiscal Council may not contain members that are: (1) on TNL’s Board of Directors or Board of Executive Officers or the Board of Directors or Board of Executive Officers of companies controlled by TNL or of the same group; (2) employed by TNL or its affiliates; or (3) spouses or relatives of members of TNL’s Board of Directors or Board of Executive Officers, up to and including the third degree of relationship.

TNL’s Fiscal Council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of TNL shareholders at the annual TNL shareholders’ meeting. As of the date of this filing, TNL’s Fiscal Council is comprised of five effective members and respective alternates. Under Brazilian corporate law, holders of TNL preferred shares have the right to elect separately one member of the Fiscal Council. Also, under Brazilian corporate law, TNL minority shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council.

In addition, Brazilian corporate law requires that Fiscal Council members receive remuneration which is at least 10% of the average amount paid to each officer. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary if TNL is undergoing extraordinary circumstances.

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

To comply with the new SEC rules, the Fiscal Council must meet the following standards: (1) be separate from the full Board of Directors; (2) its members must not be elected by management; (3) none of its members may serve concurrently on the board of executive officers; and (4) Brazilian law must set forth standards for the independence of its members. In addition, in order to qualify for the Fiscal Council exemption, the Fiscal Council must, to the extent permitted by Brazilian law:

•	be responsible for the appointment, retention, compensation and oversight of the independent registered public accounting firm (including the resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting);

•	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing practices;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

•	be responsible for analyzing, discussing, evaluating and making questions about the structure of monitoring and efficiency of the internal controls;

•	receive appropriate funding from the company for payment of compensation to the independent registered public accounting firm, for any advisors and ordinary administrative expenses; and

•	be responsible for the oversight of our independent auditor’s work (our Fiscal Council’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers. These services may include audit services, audit-related services and other services, as described above. In such an event, the Fiscal Council sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services.).

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

As a foreign private issuer, TNL has decided to modify its Fiscal Council to comply with the SEC exemption requirements for a Fiscal Council to the extent permissible under Brazilian law. Hence, in order to comply with the new NYSE listing standards and to the extent not inconsistent with Brazilian corporate law, TNL’s Board of Directors has agreed to afford certain additional responsibilities to the Fiscal Council, which are not among those of the Board of Directors’ inalienable duties and responsibilities pursuant to Brazilian corporate law. To implement these new responsibilities, certain amendments were made to the Fiscal Council’s internal charter. Also, there were created a self-evaluation guide to the members of the Fiscal Council, a policy of pre-approval to non-audit services provided by PricewaterhouseCoopers and a “report and advise channel” so that public in general (including employees) could present to the Fiscal Council through the website of the Company, in anonymity or not, denouncements of irregularity in facts, terms or procedures related to company accountability, internal control or audit issues.

The following are TNL’s Fiscal Council members elected at TNL’s annual shareholders’ meeting held on April 11, 2007:

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Ricardo Malavazi Martins	Effective Member and Representative of Preferred Shareholders
Pedro Julio Pinheiro*	Effective Member and Representative of Minority Shareholders

*	Replaced Maria Elizabeth Ferreira Alvarenga.

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

Ricardo Malavazi Martins, born on October 28, 1964, was appointed a member of TNL’s Fiscal Council on April 12, 2005. He holds the position of Chief Financial and Investment Officer with Fundação Petrobras de Seguridade Social — Petros. In addition, he is an officer with Bonaire, Cia, Petrolífera Marlim and Marlim Participações, a regular member of the Board of Directors of Coteminas, as well as an alternate member of the Boards of Directors of CPFL Energia and Cia. Paulista de Força e Luz. He serves as a member of the Technical Investment Committee of Abrapp and of the Corporate Governance Committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional (BCN) from 1995 to 1999; acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas (UNICAMP) from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a bachelor’s degree in Economics from Universidade Estadual de Campinas (UNICAMP), where he also attended courses for a master’s degree in Economics.

Pedro Julio Pinheiro, born on March 31, 1938, was elected to the Fiscal Council on April 11, 2007. Mr. Pinheiro worked at Banco do Brasil S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI from 1983 to 1995, where he held several executive positions. He served as a member of the Fiscal Council of several companies, including Duratex S.A., from 2001 to 2004, and Bombril S.A.. He holds a bachelor’s degree in business administration from Faculdade de Ciências Econômicas e Administração de Empresas Dr. Clóvis Salgado and an accounting certificate from Instituto Monitor de São Paulo.

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

Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$10 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.

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

Transactions Between TNL and Its Directors and Officers

There are currently no transactions between TNL and its directors and officers.

Share Ownership

The TNL common and preferred shares held by TNL’s directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about TNL’s stock option plan, see “— Compensation” and “ — Options to purchase securities from TNL.”

Options to Purchase Securities from TNL

TNL had established three stock option plans whereby preferred shares of TNL were reserved for certain executives. The options were exercisable at varying dates and on a cumulative basis up to five years after signing the contract. The first two plans (from 2000 and 2001) expired before December 31, 2006 and the third one (from 2002) expired in May 2007.

At a shareholders’ meeting held on April 11, 2007, the shareholders approved a new stock option plan for the Company and delegated to the Board of Directors the responsibility to create, periodically, stock option programs and generally oversee the stock option plan. The new stock option plan is available at the Company’s website (www.oi.com.br/ri) and at CVM’s website (www.cvm.gov.br).

Pursuant to their authority, at its meeting on April 12, 2007, the Board of Director’s Stock Option Management Committee approved the 2007 Stock Option Program, which consists of 40 participants, representing a total grant, in common shares issued by the Company, of up to 1.31% of total paid-in capital stock and which vests in four equal annual installments. The exercise price has been established based on the weighted average of the closing price for TNL’s common shares quoted on the BOVESPA for the 30 trading days prior the grant date and monetarily restated by the IGP-M inflation rate.

Pension Benefit Plans

Sistel

Sistel is a private pension fund created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the telecommunications companies, such as Tmar, that resulted from the privatization of Telebrás. Sistel is self-funded and no longer admits new members. Although Tmar no longer makes contributions to Sistel, Tmar is jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A social security plan, as well as for the PAMA, a health-care plan still managed by Sistel. As at December 31, 2006, the PBS-A had approximately R$6,092 million of assets under management.

PBS Telemar

PBS Telemar, which was derived from the restructuring of Sistel as it existed before the privatization of the Telebrás system, works essentially as a retirement plan bearing the same characteristics as the Sistel benefit plan. In addition to monthly pensions, medical care is provided on a cost-shared basis to retired employees who participate in PBS Telemar. TNL and Tmar are responsible for any deficits incurred at PBS Telemar according to the existing proportion of the contributions it makes to this plan. As of December 31, 2006, PBS Telemar had almost R$195 million of plan assets. During 2006, TNL and Tmar contributed R$148 thousand to PBS Telemar.

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

As of December 31, 2006 TelemarPrev had R$2.313 billion of plan assets. During the year of 2006, TNL contributed R$36 million to TelemarPrev.

Fundação Atlântico de Seguridade Social

Tmar decided to establish a new private social security fund manager by the name of Fundação Atlântico de Seguridade Social, in order to transfer the management of the TelemarPrev and PBS-Telemar benefit plans from Sistel to this new social security institution. Despite the transfer of the management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social, the terms and rules of both plans were kept unaltered. Fundação Atlântico de Seguridade Social was authorized to operate on August 16, 2004 and received authorization to receive the management of assets formerly under Sistel’s responsibility on January 12, 2005. Fundação Atlântico de Seguridade Social has 20 thousand members who either benefit from or contribute to the two plans mentioned above. It has assets under management in the amount of R$2.6 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.

Employees

As of December 31, 2006, TNL had a total of 7,623 employees. All of TNL’s employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance. As of December 31, 2006, Oi had 975 full-time employees. The meaningful reduction in the number of employees in 2005 is due to the spin off of Contax, TNL’s former contact center subsidiary, which was approved by TNL’s shareholders in December 2004.

The following table provides TNL’s breakdown of employees by main category of activity in TNL and geographic location as of the dates indicated:

	Year Ended December 31,
	2004	2005	2006

Total number of employees	47,107	8,055	7,623
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	4,422	4,223	4,158
Sales and Marketing	2,190	2,081	1,833
Administrative Support	1,136	1,093	818
Corporate Management, Budget and Finance	1,433	658	814
Contact Centers	37,926	0	0
Number of employees by geographic location:
Rio de Janeiro	17,595	3,647	3,733
Regional Minas:
Minas Gerais	8,226	1,705	1,492
Espírito Santo	240	178	156

	Year Ended December 31,
	2004	2005	2006

Regional Bahia:
Alagoas	108	76	71
Sergipe	82	66	60
Bahia	5,931	516	451
Regional Pernambuco:
Rio Grande do Norte	155	126	102
Paraíba	181	123	106
Pernambuco	2,774	397	335
Regional Ceará:
Amazonas	124	102	91
Roraima	24	20	19
Pará	240	207	186
Amapá	29	22	17
Maranhão	145	125	113
Piauí	116	90	83
Ceará	4,522	349	325
São Paulo	6,205	254	233
Porto Alegre	242	3	3
Brasília	158	41	41
Paraná	10	8	8

One of the principal goals of 2006 was to develop the next generation of management that will lead our Company into the future. We created the Next Generation Management Program, with the purpose of identifying and investing in our most promising professionals, and providing them with a tailored MBA program. Approximately R$16.4 million was invested in education and training of employees.

Also, through the “Jóia — Nosso jeito de atender” program, we spread the culture of excellence in service delivery. We offered a total of 30 lectures in 16 states, with the participation of three thousand employees at each event.

We negotiate separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and in each local labor union on the other. See “Legal proceedings — Labor proceedings.” The Company maintains a healthy relationship with the unions, and all collective agreements are duly signed and approved, and valid for two years. Approximately 15.8% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações, or Fenattel, or with Federação Interestadual dos Trabalhadores em Telecomunicações, or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We have never experienced a strike that had a material effect on our operations.

The Company is constantly working to improve the work relations. There is a group of professionals that in the last two years has been working on the reduction of labor contingencies. In 2006, the results were extremely positive in relation to the previous year: there was a reduction of 46% in the number of claims filed by former employees and 8% filed by third parties (through subsidiary liability).

Employee benefits

TNL provides its employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. The costs of these benefits are covered by TNL and its employees on a shared basis. In 2006, TNL contributed nearly R$26 million to the medical and dental assistance and medicine plans and R$21 million to the other benefits programs.

The Company regularly offers gymnastics and ergonomic advice, preventive health exams, as well as several activities that compose the Quality of Life Program, for which around R$2 million was invested in 2006.

In addition to these benefits, the meal and food assistance program was implemented through the Workers’ Meal Program, which as of December 31, 2006 represented a contribution of R$31 million by the Company.

Profit sharing plan

The profit sharing plan was implemented in 1999 as an incentive for employees to pursue TNL’s goals and to align employees’ interests with those of its shareholders. The plan is effective upon achievement of economic value-added targets (EVA) and other targets defined annually by TNL’s Board of Directors.

The profit sharing plan relating to the year ended December 31, 2006 reached 6,690 active employees, totaling R$16 million.

Career and salary plan

TNL’s career and salary plan is organized according to the Hay Methodology and is structured so as to take into account the employees’ knowledge, problem-solving abilities and accountability. The main purpose of the plan is to ensure the internal equality, the competitiveness of the salary in the market, attract and retain skilled employees, consistent with TNL’s cost management policies.

Item 7.	Major shareholders and related party transactions

Major shareholders

TNL has two outstanding classes of equity, common shares and preferred shares (including the preferred shares represented by ADSs). Generally, only the common shares have full voting rights. The preferred shares have limited voting rights. As of December 31, 2006 (no change has occurred since then), TmarPart owned 53.8% of TNL common shares (excluding treasury shares). As a result, TmarPart is able to elect the majority of the Board of Directors of TNL and to its direction and future operations.

As of December 31, 2006, there were 149 registered ADR holders in the United States. There were also 198 registered holders of TNL shares in the United States.

The following table sets forth information concerning the ownership of common shares by TmarPart and by other shareholders holding five percent or more of TNL common shares as of December 31, 2006. Except for the shareholders listed below, TNL is not aware of any other shareholder of TNL owning more than five percent of common shares.

		Percentage of
	Number of Common	Outstanding
TNL Major Shareholders	Shares Owned	Common Shares

Telemar Participações S.A.	68,504,187	53.8
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,754,848	5.3

TmarPart

TmarPart has only one class of equity, common shares, no par value. Certain of its current shareholders are parties to two agreements that address, among other things, (1) voting rights at TmarPart shareholders’ meetings and (2) the rights of first refusal and preemptive rights for disposal and purchase.

The following table sets forth information concerning the ownership of the common voting stock of TmarPart as of December 31, 2006.

		Percentage of
	Number of Common	Outstanding
TmarPart Shareholders	Shares Owned	Common Shares

BNDES Participações S.A. — BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Alutrens Participações S.A.	343,290,112	10.000
Fundação Atlântico de Seguridade Social	137,316,044	4.000

Total	3,432,901,120	100.000

The following is a brief description of the major shareholders of TmarPart as of December 31, 2006:

BNDES PARTICIPAÇÕES S.A. — BNDESPar is a subsidiary of the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development, Industry and External Trade which is dedicated to offering long-term financing to entrepreneurial activities that may contribute to the development of the country. BNDESPar is dedicated to strengthening the capital structure of private companies and developing the capital market pursuant to the operational priorities and policies established for the BNDES system. See ‘‘— Related party transactions — BNDES facilities.”

FIAGO PARTICIPAÇÕES S.A. is a holding company, the main purpose of which is to participate, in any manner, in the capital of other civil or commercial companies. It was established on January 23, 1998 to participate in the privatization of Telebrás.

LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar Group, a conglomerate of companies which operates in Brazil and in other countries in Latin America. The Inepar Group is dedicated to the telecommunications, energy and construction industries. Its activities in telecommunications include participation in cable TV, mobile telephone services, internet access services and radio call services (paging).

ASSECA PARTICIPAÇÕES S.A. is a company controlled by GP Investments and the Macal group. GP Investments is the largest private equity company in Brazil, holding shares and investments in various economic sectors. The Macal group holds shares in several companies, principally in the telecommunications area, including Mcom Mobile S.A. (trunking and radio services) and Shoptime S.A. (TV channel for sales).

L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the Southern and Southeastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in the broadband telephone mobile operators Americel and Telet, which were sold in 2001.

AG TELECOM PARTICIPAÇÕES S.A. is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. The conglomerate develops its activities focused on three core businesses: (a) engineer work in Brazil and abroad; (b) public concessions in Brazil, primarily highways and water treatment; and (c) telecommunications in Brazil.

ALUTRENS PARTICIPAÇÕES S.A. is a closely held corporation, whose shareholders are Brasilveículos Companhia de Seguros and Brasilcap Capitalização S.A. in the proportion of 50% each. Brasil Veículos Companhia de Seguros was incorporated in 1997 from the association between BB Investimentos and Sul América Cia Nacional de Seguros, and its corporate purpose is to participate in the auto insurance sector. In less than 10 years from its incorporation, Brasilveículos reached the important mark of 670 thousand insured vehicles. Brasilcap Capitalização S.A. was incorporated in 1995 from the association between BB

Investimentos, Sul América Capitalização, Icatu Hartford Seguros and Companhia de Seguros Aliança da Bahia, operating in the capitalization market (capitalização). The company has been the leader in the sector for more than 9 years, and has almost 3 million active securities and a portfolio of 1.7 million clients.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL is a private supplementary pension entity regulated and supervised by the National Superintendence of Supplementary Pension — PREVIC, of the Ministry of Pension and Social Assistance, and its investments are supervised by PREVIC, Central Bank of Brazil and CVM. The entity also has an independent actuary and auditor for the certification of the amounts of its financial reserves and financial statements. The work of FASS is also monitored by the sponsors and participants of the plan, which have the means available to check its financial performance.

Restrictions on participation in control by Lexpart, Fiago and Alutrens

Lexpart, Fiago and Alutrens (each shareholders of TmarPart) are currently not voting their shares or otherwise participating in the control and administration of TmarPart (and therefore, TNL) as a result of their respective control relationships with other telecommunications operators in Brazil.

TmarPart shareholders’ agreements

Certain of TmarPart’s shareholders are parties to two shareholders’ agreements with respect to their interests in TmarPart.

On July 28, 1999, some of the shareholders of TmarPart signed a Shareholders’ Agreement to govern the right of first refusal and preemptive rights. The instrument outlines (1) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of a disposal and subscription of shares of TmarPart; (2) conditions which would constitute a lien on the shares or subscription rights; and (3) appraisal rights in the case of a disposal of shares of TmarPart in the event of a transfer of control of the shareholder. BNDESPar is not a party to such agreement.

On August 3, 1999, the shareholders of TmarPart signed a second Shareholders’ Agreement. This second instrument outlines (1) rules in regard to voting rights during the general shareholders’ meetings of TmarPart which deal with subjects related to the management of TmarPart; (2) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (3) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of TmarPart, TNL and Tmar; (4) installation of the executive committee responsible for giving support to the Board of Directors; (5) rules for the reelection of the members of the Board of Directors and Executive Officers; and (6) guidelines for transactions entered into between and among TmarPart, TNL and its subsidiaries. The efficacy of the shareholder Fiago’s rights is conditioned upon the termination of the impediments by the Brazilian National Telecommunications Agency.

Related party transactions

Set forth below is a description of the related party transactions that are material to TNL and of the loans made by TNL to its subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders.

Loans between TNL and its controlled companies

TNL makes loans to its controlled companies to provide them with working capital for their operating activities. The loans bear the same remuneration that TNL bears in its own loans, and their terms and conditions generally reflect those of the loans made by TNL to unrelated third parties.

As of December 31, 2006, the aggregate indebtedness of TNL’s controlled companies to TNL was R$142 million, represented mainly by loans to PCS Participações.

BNDES facilities

In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Tmar entered into bridge loan agreements with the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development, Industry and External Trade and the controlling shareholders of BNDESPar, which holds 25% of TmarPart’s voting capital. The total amount of these loans was R$400 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year.

In December 2000, Tmar renegotiated the terms of these bridge loan agreements permitting it to enter into a long-term loan with the BNDES. The BNDES long-term loan had an outstanding balance of R$591 million at December 31, 2006, of which 79.5% was denominated in reais, incurred in the Brazilian long-term interest rates (TJLP) and was payable in equal monthly installments beginning in December 2000, with final maturity in January 2008.

In December 2003, Tmar entered into a new loan agreement with the BNDES to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 through 2004. From December 2003 to October 2004, Tmar borrowed R$530 million under the 2003 BNDES loan. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES loan in January 2011. The TJLP interest rate is determined quarterly by the BNDES.

In September 2004, Oi entered into a financing contract of up to R$663 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400 million in 2004. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. In December 2005, this facility was transferred from Oi to Tmar.

In July 2005, Tmar obtained a credit facility from the BNDES of up R$218 million to finance TNL’s program for achievement of universal service targets for 2005 and borrowed R$80 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP.

In December 2005, Tmar obtained a new credit facility from the BNDES to finance TNL’s program for accomplishing obligations established in the 2006 Concession Agreement and borrowed R$26 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.

In November 2006, Tmar signed a financing agreement with BNDES in the amount of R$1,971 million and used R$810 million for the purpose of financing the expansion and technological upgrade of Tmar’s fixed telecommunications network scheduled for the period from 2006 to 2008. The financial charges are due on a quarterly basis up to June 2009; and after that date, from July 2009 to June 2014, the financial charges are due on a monthly basis. The principal matures on a monthly basis beginning July 2009.

For more information on the BNDES Facilities, see “Key Information — Risk Factors — Risks relating to our business,” “Operating and financial review and prospects — Outstanding credit facilities,” and Note 21 to the consolidated financial statements.

Rental of transmission infrastructure

AIX renders services to Tmar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2006, such costs added up to R$28 million.

Transfer of TNL’s shares in Oi to Tmar

On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal valuation conducted by an independent public accounting firm. See “Information about TNL business — Sale of Oi to Tmar” and “Information about TNL business — Legal proceedings — Sale of Oi to Tmar.”

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

Our relationship with Contax is currently represented by several distinct and independent services, such as customer services for Tmar’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile telephone users, technical support for ADSL subscribers, and debt collection services.

In 2004, Oi had R$69 million in operating expenses with Contax, representing 2.5% of its total operating costs and expenses for that year. Tmar’s operating expenses paid to Contax in 2004 were R$381 million, representing 3.2% of its total operating expenses in that year. Because all these companies were TNL subsidiaries in 2004, which allowed TNL to consolidate all of their results into its consolidated financial statements, the payment of these fees from Tmar and Oi to Contax had no effect on TNL’s financial condition and results of operations. However, this has changed in 2005, as TNL’s consolidated financial statements no longer consolidate Contax’s results due to the spin-off of this company to shareholders of TNL in December 2004. In 2005 and 2006, total consolidated expenses with services from Contax amounted to R$388 million and R$390 million, respectively.

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

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions taken by us on our financial statements in connection with such proceedings reflect reasonably estimable probable losses as determined by our management on the basis of legal advice.

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

The composition of our contingency provisions is as follows:

	Year Ended December 31,
Type of Litigation	2005(*)	2006(*)
	(In million of reais)

Labor	1,002	1,129
Tax	473	744
Civil	463	555

Total	1,938	2,428

(*)	Includes fines from Anatel.

Our contingency provisions are subject to monthly monetary adjustments.

The Brazilian Federal Government has enacted a series of laws, including Law No. 10,684 (Special Alternative Payment Program, or PAES), which permits companies to settle outstanding federal taxes in 120 to 180 monthly installments. We decided to adhere to the PAES to reduce our exposure to tax contingencies, as (1) we had classified as probable the risk associated to having many of these contingencies converted into actual tax debts and (2) the PAES allowed that past due debts were adjusted by the TJLP, a long-term interest rate which has been historically lower than the CDI Rate or the Brazilian Central Bank’s Selic Rate, usually used by tax authorities to adjust such amounts.

In June and August 2003, TNL transferred R$1,009 million owed to the Brazilian IRS (Secretaria da Receita Federal) and the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS), of which R$805 million had been recorded as provision for contingencies. For more details of the PAES, see Note 25 to the consolidated financial statements of TNL. For a detailed description of our provisions for contingencies, see Note 26 to the consolidated financial statements of TNL.

Regulatory proceedings

Sale of Oi to Tmar

On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance with Brazilian corporate law.

Due to a complaint filed with the CVM by one of Tmar’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Tmar. On December 28, 2006, the advisory staff of CVM, an internal division of CVM, understood that (i) the appraisal report contained certain technical mistakes which caused Oi to be overvalued, and (ii) certain executive officers and board members of TNL breached their fiduciary obligations. TNL and the executive officers filed their defenses on May 31, 2007. Based on the technical arguments presented by professional appraisers and legal opinions prepared by experts on behalf of TNL, we are appealing from this decision. We believe that Oi has not been overvalued and that the transaction was conducted in accordance with Brazilian corporate law. It is not possible to estimate how long it will take for a final decision to be issued and what conclusions and determinations will arise therefrom. There are no reserves made in connection with this claim. See “ — Our history and development — Sale of Oi to Tmar.”

Cartelization Charges

In March 2004, Embratel filed a complaint with CADE alleging that Tmar, Telesp and Brasil Telecom had been engaging in anticompetitive practices as evidenced by, among other things: (1) discriminatory rate policies; (2) manipulative strategies during telecommunications auctions with a view to influence prices; and (3) deceptive marketing practices by omitting information to customers related to more convenient long-distance Carrier Selection Codes. In April 2004, the Law and Economics Secretariat (Secretaria de Direito Econômico), commenced a preliminary investigation in order to determine if such practices could be considered anticompetitive. The Law and Economics Secretariat has still not reported its findings on this case. The complaint brought by Embratel, then a subsidiary of MCI, was part of its broader strategy to prevent the Calais Consortium formed by Tmar, Telesp and Brasil Telecom from acquiring Embratel’s assets which at the time were being sold by MCI to Telmex as part of MCI’s reorganization process. Although Telmex has succeeded in acquiring Embratel, this investigation continues to run its normal course with the Brazilian antitrust authorities.

Fines from Anatel

During 2005, we received several assessments from Anatel, which were primarily related to our failure toachieve certain goals defined in the General Plan on Quality Goals, such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$215 million as of December 31, 2006 in connection with such fines. We have increased our contingency provision for Anatel fines as a result of the implementation of new, more conservative policies on contingency provisions. Prior to the implementation of such policies, we would record a provision for Anatel fines after Anatel had referred the outstanding amounts for collection by the relevant tax authorities. Under the new contingency provision policies, we record provisions for Anatel fines as soon as we are aware that we have not in fact achieved the quality goals as reported by any Anatel assessment. See “Risk factors — Risks relating to our industry and business — Our failure to meet certain obligations set forth in Tmar’s 2006 Concession Agreement may result in various fines and penalties imposed on us by our regulators” and Note 26 to the consolidated financial statements of TNL.

Tax proceedings

Brazilian federal taxes and contributions

Tax Assessment Notice — Federal Revenue Service

In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$1.7 billion, mainly related to the corporate restructuring effected in 1998, which included our accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, article 7, which states that the result of the goodwill amortization should be calculated as part of the Company’s taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. Therefore, there is an express provision in federal legislation currently in force as to the possibility of using the premium paid on the acquisition of investments. It is also a common market practice that was in compliance with the provisions set forth by CVM Instruction No. 319/1999. TNL obtained legal opinions from four renowned tax law firms that confirm the lawfulness of the procedures adopted in the pertinent transaction. The Company properly contested the tax assessment notice and has obtained a partial favorable decision by the lower administrative court, which removed the 150% fine attributed to the Company and reduced the amount of the tax assessment notice by R$300 thousand.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the INSS (social security), levied on the payroll. In the case of third-party outsourced services, the contracting parties must, in certain circumstances, retain the social contribution due by the service providers. In other cases, the parties are jointly liable.

Many assessment notices have been filed against the Company in connection with social security contributions allegedly due. As of December 31, 2006, the provision for social security contribution allegedly due amounted to R$47 million and referred mainly to: (a) discussions regarding joint liability and (b) discussions regarding the tax basis of said contribution on additional benefits. Our exposure to assessment notices related to social security contribution amounts to approximately R$403 million, for which we classify as “possible” the chance of loss.

Value added state taxes

Offset of ICMS credits

Under the ICMS regulations, telecommunications companies must pay ICMS on every transaction involving the sale of the telecommunications services it provides and we may record ICMS credits for each of our purchases of operational assets. These same rules will allow us to take the credits we have recorded for the purchase of operational assets and apply them to reduce the ICMS amounts we must pay when we sell our services.

There are several tax assessments in many states where we conduct our activities aiming to reduce the amount of tax credits that we may record to offset the ICMS amounts we owe. The tax authorities question whether some of the assets we have purchased are related to our telecommunications activities and, therefore, eligible for an ICMS tax credit. On December 31, 2006, the total of these assessments amounted to R$368 million, and we have made a provision in the amount of approximately 47 million in connection with these assessments. We have been advised by our outside counsel that the purchase of these assets complies with the ICMS rules on tax credits, as such assets are in fact related to our operational activities. Therefore, our outside counsel has advised us that the risk of these assessments being converted into actual tax liabilities is “possible” and, consequently, we have not created a provision for the full amount of these assessments.

ICMS on international services

We are currently involved in legal and administrative proceedings relating to the levy of ICMS on telecommunications services involving international calls. Our position (supported by precedents in many states — Bahia, Minas Gerais and Rio Grande do Norte) is that the liability for the payment of ICMS on revenues from international calls belongs to the long-distance carriers. In November of 2006, the State of Rio de Janeiro issued a program that granted discounts on the fines and interest for companies paying the tax. In order to benefit from such discounts, the Company decided to give up its judicial claims and pay the amount at issue, R$12 million.

Local Service Tax (ISS)

In 1998, several municipalities, where the former fixed-line operating subsidiaries were located, took the position that the application of the Local Service Tax, (Imposto Sobre Serviços de Qualquer Natureza or ISS), which is generally charged at a minimum rate of 5%, must be applied to supplementary services provided by telecommunications operators that do not clearly fit into the definition of “telecommunication services” (such as, among others things, equipment leasing and technical and administrative services). In light of both favorable and unfavorable court decisions in connection with ISS lawsuits, we are unable to determine the probability of whether a final decision would be against us or on our behalf in connection with this matter. Because the claims and discussions related to the ISS on supplementary services vary according to the municipality, as of December 31, 2006, the Company recorded provisions for such claims, based on the opinion of our legal advisors and our own analysis, in the amount of R$50 million, which we believe is sufficient to cover past and due amounts related to the ISS for which we might be considered liable. However, for our internal controls, we classified R$1,061 million of the municipal assessments related to the ISS as “possible” loss.

Civil Claims

TNL and its subsidiaries are parties to several legal and administrative proceedings, mainly arising out of the intrinsic nature of the activities performed by them. In our opinion, even if such claims are decided against TNL or its subsidiaries, it will not have a material effect on their business, balance sheets or results of operations, except for the amounts accrued and disclosed in the financial statements.

The discussion on the validity of the process for split-up and privatization of Telebrás resulted in several lawsuits. Even though the decision in relation to the majority of these lawsuits is final and non appealable, certain lawsuits are still pending decision.

The lawsuits are based on a number of legal doctrines, and the most common are those which refer to claims that: (i) the Constitution of the Federative Republic of Brazil allegedly requires the specific approval in the General Telecommunications Law of the incorporation of the 12 new controlling companies arising out of the split-up of Telebrás; (ii) the general meeting of shareholders of Telebrás held on May 22, 1998, that approved the split-up, was not properly called; (iii) the Brazilian sovereignty would be threatened in the event the Brazilian telecommunication companies are controlled by foreign companies; and (iv) the General Telecommunications Law allegedly requires that certain matters, such as the entry of new competitors and the management of development and technology funds, are regulated prior to the split-up and the privatization, whether by executive order of the President of Republic or an act of the National Congress.

Indemnity to the Fundação Atlântico de Seguridade Social

In 1991, we entered in to an agreement with Sistel according to which they agreed to build an office building to be leased to Tmar for certain pre-determined lease payments. As the deal did not materialize, Sistel sued us for lost profits arising from the period of time in which they were unable to find a tenant for the referred office building, as well as for any alleged differences between the lease amounts they have been able to obtain from other tenants and the lease payments they claim we had agreed to pay them. On July 13, 2006, the parties decided to settle the issue and, on July 26, 2006, Tmar paid R$80 million to Sistel.

Transaction for Sale of Oi

In September 2004, the General Attorney’s Office and the State Attorney’s Office of Rio de Janeiro filed a claim against TNL, Tmar, and Oi and the federal government, requesting the annulment of the transfer of Oi to Tmar, as well as the payment of indemnification for damages allegedly imposed on minority shareholders and the financial market. TNL and Tmar presented their defense and we are awaiting the judge’s decision. The sale of Oi to Tmar is also subject to an administrative proceeding filed by the CVM to determine potential irregularities in the transaction. See “ — Regulatory Proceedings — Sale of Oi to Tmar.”

Labor claims

Risk premium

Under Brazilian labor laws, employees working in dangerous conditions, as defined by applicable laws, are entitled to payment of a premium equal to 30% of their basic salary as compensation for their exposure to a hazardous work environment. The additional amount shall be fully paid, even if the exposure is not continuous, according to the case law of the Superior Labor Court (Precedent 361 of the Superior Labor Court. There are material claims against us as a result of provisions included in the Collective Bargaining Agreements entered into with our employees’ Union, and which required telephone companies to make the payment of the risk premium to employees working in electric facilities. This provision has been removed from the 1999 Collective Bargaining Agreement but several labor claims have been filed pleading the compliance therewith.

We understand that the chances of an unfavorable outcome are “probable” with an estimated total amount at risk of R$121 million as of December 31, 2006.

Wage parity/reclassification

There are claims against us to equalize salary scales among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money as it relates to the difference in monthly salaries for an entire period in which compensation discrepancies existed between equally qualified employees conducting identical jobs. In addition, these proceedings usually depend on evidentiary issues and the court’s interpretation of such evidence. As of December 31, 2006, the provision that we had for probable losses on these lawsuits was R$111 million.

Indemnity

Indemnities refer to requests for indemnification or liquidated damages during the term of an employment contract that may arise for several reasons, including: work accident, occupational injuries, employment stability, moral damages, and reimbursement of amounts discounted from paychecks, and as well as child care allowance and achievement of productivity standards set forth in the collective bargaining agreements. The provision for indemnities recorded by TNL totaled R$107 million as of December 31, 2006.

Overtime

We are currently defending numerous claims for non-payment of overtime that have been filed against us. The claims allege that we have underpaid special compensation due for hours worked over the regular working schedule. These claims also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted by law to employees working overtime. As of December 31, 2006, the provision recorded for overtime claims totaled R$372 million.

Joint liability for outsourced employees

There are several lawsuits pending against Tmar brought by former employees of companies that render services to Tmar where Tmar was involved with their recruiting. Because of its involvement with the hiring process of such outsourced employees, Tmar may be held secondarily liable for labor claims due but not paid by the companies that actually employed the plaintiffs. Tmar’s actual liability for such claims will only be triggered if the financial resources of those companies (who are primarily liable for such claims) are insufficient to pay the actual claimed amounts. As of December 31, 2006, the provision for such type of claims was R$262 million.

Other claims

Other lawsuits also exist against Tmar, including, but not limited to, claims relating to: (1) the Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual); (2) rescission fines resulting from the recalculation of the balances of the Brazilian Severance Fund (Fundo de Garantia por Tempo de Service); (3) recalculation of inflation adjustments on salaries; and (4) participation on profit sharing and night shift premiums. As of December 31, 2006, the total provision for all these claims was R$156 million.

Significant changes

See “Item 5. Operating and financial review and prospects.”

Item 9.	The Offer and listing

Price history

The principal trading market for our preferred shares is the BOVESPA. Until 2000, our preferred shares were also traded on the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “ — Trading on the BOVESPA.” As of December 31, 2006, TNL had approximately 1.3 million shareholders. Our shares are a part of the BOVESPA Index (Índice da Bovespa, or Ibovespa), which reflects our increased market capitalization and the liquidity of our preferred shares.

Our preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA for the periods indicated, adjusted for dividends and interest on capital.

	Reais per
	1,000 TNL
	Preferred
	Shares(*)
	High	Low

2002	28.18	15.16
2003	35.91	18.27
2004	42.09	26.34
2005	40.16	30.60
2006	38.85	25.52
2006
1st Quarter	38.85	33.39
2nd Quarter	37.95	25.52
3rd Quarter	30.04	25.89
4th Quarter	33.29	29.98
2007
1st Quarter	31.11	25.74
January	31.11	28.04
February	29.41	26.84
March	29.03	25.74
April	34.97	28.39
May	38.40	33.39
June (through June 8th)	36.86	35.09

(*)	On May 13, 2004, the Company announced the reverse stock split of its shares by grouping 1,000 shares of same type and class into one single share, with a view to: (1) reducing administrative and operating costs for itself and its shareholders; (2) improving the efficiency of record systems, controls and information disclosure; (3) increasing the visibility of quotes for the Company’s shares traded on the market by migrating to a per-share unit trading; and (4) decreasing the possibility of miscommunication with shareholders.

Source: Economática

In the United States, our preferred shares trade in the form of ADSs, each representing one TNL preferred share, issued by the Depositary pursuant to a Depositary Agreement among TNL, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998, under the symbol TNE. As of April 30, 2007, there were 137,517,486

ADSs outstanding. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. Dollars
	per ADS
	High	Low

2001	25.50	8.08
2002	16.67	5.05
2003	15.59	6.47
2004	18.21	10.00
2005	19.74	13.60
2006	19.24	11.65
2006
1st Quarter	19.24	16.22
2nd Quarter	18.83	11.65
3rd Quarter	14.53	11.93
4th Quarter	15.77	14.21
2007
1st Quarter	14.61	12.30
January	14.61	13.19
February	14.25	12.95
March	14.17	12.30
April	17.11	14.02
May	19.78	16.32
June (through June 8th)	19.43	17.41

Source: Economática

Until August 21, 2001, (1) the common shares and preferred shares of Telerj, Telemig and Telebahia traded on the BOVESPA and (2) the common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapá, Teleceará, Telepará, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe also traded on Sociedade Operadora de Mercado de Acesso, or SOMA, an over-the-counter trading system based in Rio de Janeiro. After the corporate restructuring process, all these companies became part of TNL, which began trading on the BOVESPA on September 24, 2001. In 2001, the daily trading volume of Tmar and TNL averaged approximately R$12 million and R$106 million, respectively.

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

Settlement of transactions on the BOVESPA is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BOVESPA is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia, or CBLC), which is controlled mainly by member brokerage firms and banks that are not members of that exchange.

Trading in securities listed on the BOVESPA may be executed off the exchanges in certain circumstances, although such trading is very limited.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2006, the aggregate market capitalization of the 321 companies listed on the BOVESPA was equivalent to R$1.5 billion and the 10 largest companies listed on that exchange represented approximately 53% of the total market capitalization of all listed companies. In contrast, as of December 2006, the aggregate market capitalization of the companies listed on the NYSE was US$26 trillion and the 10 largest companies listed on the NYSE represented approximately 10% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for December 2006 was approximately R$1.8 billion and US$68 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.

The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2006, the monthly trading volume on the BOVESPA averaged approximately US$19 billion.

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

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of the company’s control, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares; (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (1) any transformation of the company into another corporate form; (2) any merger, consolidation or spin-off of the company; (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer; and (6) any changes to the voting rights referred in (1) through (4) above, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent”, as defined by the BOVESPA, with a term limited to two years; (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder, with the minimum price of the offered shares to be determined by an appraisal process and, for the same purposes, in the case of companies with no majority controlling block, to comply with complementary rules to be issued by BOVESPA; (f) disclose: (1) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards, or IFRS; and (2) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais; and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal council.

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

Under Brazilian corporate law, a company is either publicly held (companhia aberta, such as TNL) or closely held (companhia fechada) depending upon whether or not its securities are listed. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market.

The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.

The trading of securities on the BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended at the initiative of the BOVESPA or the CVM, based on or due to an indication that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

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

Organization

TNL is a listed company duly registered with the CVM under number 01765-5, having its by-laws filed with the Board of Trade (Junta Comercial) of the state of Rio de Janeiro under number 33.3.0026253.9. According to Article 2 of the Company’s by-laws, its business purposes are:

•	to exercise control over companies that render public fixed-line telephone services in Region I described by the General Plan of Grants (Plano Geral de Outorgas), as approved by Decree No. 2,534 of April 2, 1998;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunications services in its concession area;

•	to promote, carry on or instruct the raising of funds from internal and external sources to be used by the Company or by its subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of personnel involved in the fixed-line telecommunications sector;

•	to carry on or to foster the importation of goods and services for or through its subsidiaries or affiliates;

•	to carry out other activities that are similar or related to its business purposes; and

•	to invest in shares or quotas of other companies.

The corporations laws and the Company’s by-laws contain provisions addressing how the Company is to be managed by the Board of Directors and executive officers.

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

The total amount of compensation for directors is decided by the shareholders at the shareholders’ meeting. However, the allocation of that compensation to each individual director is decided upon by the Board of Directors. No director, officer or employee may borrow money from the Company.

Allocation of net income and distribution of dividends

At each ordinary shareholders’ meeting, the shareholders shall approve, based on a proposal made by the Board of Directors, the allocation of net income for the preceding fiscal year, subject to the following:

•	5% to a legal reserve, not to exceed 20% of the paid-in capital of the Company; and

•	25% of the adjusted net income as provided for in article 202 of Brazilian corporate law (Mandatory Dividend), being , such amount increased if required to satisfy payment of dividends to holders of our preferred shares.

Whenever the Company accumulates or reserves profits, the Board of Directors may authorize the allocation of interim dividends, as provided under Brazilian corporate law. Dividends not claimed within three years will revert to the Company. See “Item 8. Financial information — Policy on dividend distribution.” The Company may also elect to make payments to shareholders through interest on its own capital. See “— Taxation — Brazilian tax considerations — Distribution of interest on capital.”

Our by-laws provide for a minimum non-cumulative dividend on preferred shares, or the Preferred Dividend, equal to the greater of (i) 6.0% per year of the value of our total share capital divided by the total number of shares or (ii) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares. As a result of such provision, holders of preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of common shares.

If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of preferred shares in such year, the holders of common shares will not be entitled to receive any cash dividends distributed by us in such year, unless the holders of common shares approve dividends in excess of the Mandatory Dividend. In such circumstances, however, holders of preferred shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the Preferred Dividend is not paid for a period of three years, holders of preferred shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

Shareholders’ meetings

The ordinary shareholders’ meeting is held once a year, typically during the first four months following the end of the preceding fiscal year. The main agenda for an ordinary shareholders’ meeting is to approve management’s account and to discuss and approve the financial statements for the preceding fiscal year. The Company can call special meetings at any time when its interests so require.

At a duly convened meeting, shareholders of TNL have the power to vote and decide any and all matters related to the Company’s corporate purpose and to pass any resolutions they deem necessary for the Company’s protection and development.

The Company convenes shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date. Additionally, pursuant to the Company’s by-laws, special meetings called to decide on the following matters must be called 30 days in advance of the scheduled meeting date:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares, or the creation of a new class of preferred shares with superior rights;

•	a reduction of the mandatory dividend set forth in the Company’s by-laws;

•	the approval of a merger, spin-off or consolidation;

•	TNL’s participation in a grupo de sociedades;

•	a change in the Company’s business purpose;

•	the creation of founders’ shares, or partes beneficiárias;

•	the cessation of the Company’s liquidation process; and

•	the approval of the Company’s dissolution.

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

In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of our issued and outstanding common shares, except as set forth by the Brazilian corporate law. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published.

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

Pursuant to Brazilian corporate law, the approval of the following matters depends on: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of our issued and outstanding common shares:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in the Company’s by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; and

•	the creation of a new class of preferred shares with superior rights.

Preferred shareholders do not vote on any other matter in addition to the ones previously mentioned, but they can elect one member and respective alternate to sit on the Company’s Fiscal Council and, if they come to hold more than 10% of the Company’s capital stock, they can elect one member and respective alternate to sit on the Company’s Board of Directors. See “Item 6. Directors, senior management and employees.”

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

The BOVESPA and clearing agents, such as member brokerage firms and banks, control Brazil’s clearing house, the CBLC, for equity of Brazilian listed companies. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with CBLC. The Company’s shareholder registry indicates which shares are kept at the CBLC system.

Transfer of control

According to the General Telecommunications Law, the control of a fixed-line service provider can only be transferred:

•	after obtaining of Anatel’s approval;

•	after five years counted from the date of privatization, provided that it is in compliance with its regular obligations;

•	to a company that fulfills all technical, legal, economic and financial requirements imposed by applicable regulations; and

•	if the transaction does not hinder competition and does not put at risk the performance of the obligations under the concession contract.

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

Amendments

The by-laws of the Company were last consolidated and restated on December 29, 2004, being amended thereafter just once to change article 5, regarding shareholders’ capital.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our preferred shares or ADSs. As already mentioned, prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs in their particular circumstances.

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

Taxation of dividends

Dividends paid by TNL in cash or in kind from profits of periods beginning on or after January 1, 1996, (i) to the Depositary in respect of our preferred shares underlying ADSs, or (ii) to a non-Brazilian holder in respect of our preferred shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.

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

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as a payment of the mandatory dividend that TNL is obligated to distribute to its shareholders as provided for in Brazilian corporate law. Distributions of interest on capital in respect of our preferred shares, including distributions to the Depositary in respect of our preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of gains outside Brazil

Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law No. 10,833 of 2003 provides that, commencing on February 1, 2004, the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law No. 9,249 of December 26,

1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.

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

Material United States federal income tax considerations

The following summarizes the material U.S. federal income tax consequences applicable to the ownership and disposition of preferred shares or ADSs. The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein. Consequently, the IRS may disagree with or challenge any of such tax consequences.

This discussion deals only with shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more in value of our outstanding stock. Holders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of preferred shares or ADSs arising under the laws of any other taxing jurisdiction.

This summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See the discussion under “— U.S. Holders — Passive Foreign Investment Company Rules” below.

U.S. Holders

A U.S. Holder is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes: a citizen or resident of the United States, a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be subject to tax as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of preferred shares or ADSs, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships holding preferred shares or ADSs should consult their own tax advisors about the U.S. federal income tax consequences to them of holding or disposing of preferred shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. Holder of an ADS is considered the owner of the preferred shares represented by the ADS. Accordingly, the conversion of ADSs to preferred shares or the conversion of preferred shares to ADSs will not be a taxable transaction for U.S. federal income tax purposes, and, except as otherwise noted, references in this discussion to the ownership of preferred shares include ownership of the preferred shares underlying the corresponding ADSs.

Receipt of distributions

For U.S. federal income tax purposes, a U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits, dividend income on the receipt of cash dividends on preferred shares equal to the U.S. dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Holder’s adjusted tax basis in the preferred shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the preferred shares.

Subject to certain exceptions for short-term positions, the amount of dividends received by certain U.S. Holders (including individuals but not corporations) prior to January 1, 2011 with respect to our ADSs or preferred shares will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on our ADSs or preferred shares will be treated as qualified dividend income if the ADSs or preferred shares are readily tradable on an established securities market in the United States. Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States as long as they are listed on the NYSE, but no assurances can be given that our ADSs will be or will remain readily tradable under future guidance. Currently, dividends paid with respect to preferred shares held directly by U.S. Holders should not constitute “qualified dividend income.”

Dividends paid on preferred shares will not be eligible for the dividends received deduction available to U.S. corporations under certain circumstances.

If we distribute foreign currency with respect to our preferred shares, for U.S. federal income tax purposes, the amount of the distribution will generally equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and will generally recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss will be taxable as ordinary income or loss from U.S. sources. The amount of any property other than money that we distribute with respect to our preferred shares will equal its fair market value on the date of distribution.

Distributions to U.S. Holders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Holder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. In addition, subject to certain limitations, U.S. Holders who do not elect to claim the foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and U.S. Holders should consult their tax advisors to determine whether and to what extent U.S. Holders may claim foreign tax credits.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, exchange or other taxable disposition of preferred shares

Upon a sale, exchange or other taxable disposition of preferred shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares so sold, exchanged or otherwise subject to disposition. Any gain or loss recognized will generally be capital gain or loss, and the capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held or is treated as having held the preferred shares for more than one year at the time of such sale, exchange or other taxable disposition. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares will generally be treated as income from sources within the United States for foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of preferred shares,, a U.S. Holder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it has other income from foreign sources against which it can appropriately apply the credit.

Other Brazilian taxes

Any Brazilian IOF tax or CPMF tax (as discussed under “Taxation — Brazilian tax considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although a U.S. Holder may be entitled to deduct such taxes, subject to applicable limitations. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company (“PFIC”) rules

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares to be considered shares of, a PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder’s preferred shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If, contrary to our belief, we were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (i) gain realized on the sale or other disposition of preferred shares and (ii) any “excess distribution” by us to the U.S. Holder (generally, any distribution during a taxable year that exceed 125% of the average annual taxable distribution the U.S. Holder received on the preferred shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares). Under those rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, and (iii) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder that owns preferred shares during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares, provided that the preferred shares constitute “marketable stock” as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of preferred shares in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in preferred shares would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide U.S. Holders with information sufficient to permit U.S. Holders to make such election.

Non-U.S. Holders

A Non-U.S. Holder is a holder of our preferred shares or ADSs who is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Non-U.S. Holders will generally not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other taxable disposition of preferred shares unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or such Non-U.S. Shareholder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then the Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such Non-U.S. Holder’s U.S. source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain enumerated categories of persons and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders will generally not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of their non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

HOLDERS OF PREFERRED SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Documents on display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F. Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

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

TNL is subject to market risks related to changes in exchange rates and interest rates. TNL is subject to risks related to exchange rates because certain costs are denominated in currencies (mainly U.S. dollars) other than those in which TNL records its revenues (mainly reais). TNL is subject to risks arising out changes in interest rates that may affect its financing costs. In 2000, TNL started to use derivative instruments, such as interest rate swaps in foreign currency and foreign-currency fixed agreements, foreign currency options and interest rate swaps or fixed-rate agreements to manage these market risks. TNL does not hold or issue derivatives or other financial instruments for purposes of trading.

Exchange rate risk

Since January 1999, the value of the real has been extremely volatile. From December 31, 1998 to December 31, 1999, the real depreciated by 49.7% as compared to the U.S. dollar and, on December 31, 1999, the exchange rate for purchase of U.S. dollars was R$1.7890 per US$1.00. In 2000, fluctuations of the real exchange rate were not as material as in 1999. The variation was between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate was R$1.8295 per US$1.00 in 2000, a slight appreciation (0.9%) of the real as compared to the average rate in 1999. However, in 2001, the real continued to depreciate against the U.S. dollar. The exchange rate varied between R$1.9357 and R$2.8007 per US$1.00, while the average rate reached R$2.3532 per annum, a depreciation of 28.3% in the period. In 2002, the exchange rate varied between R$2.2709 and R$3.9552 per US$1.00, while the average rate reached R$2.9983 per US$1.00, a depreciation of 27.4% in the period. In 2003, the exchange rate varied between R$2.8219 and R$3.6623 per US$1.00, while the average rate reached R$3.0715 per US$1.00, an appreciation of 18.2% in the period. In 2004, the exchange rate varied between R$2.6544 and R$3.2051 per US$1.00, while the average rate reached R$2.9257 per US$1.00, an appreciation of 8.13% in the period. See “Item 3. Main Information — Exchange Rates”.

As of December 31, 2006, about 41.6% of the Company’s debt was denominated in foreign currency without taking into consideration the effects of hedging. As a result, the Company is subject to exchange risks that may adversely affect its activities, financial condition, assets and liabilities and results of operations, as well as its ability to pay debt service obligations. In 2006, the Company maintained the policy to restrict its exposure to the exchange risk by means of foreign-currency swap agreements and options. As of December 31, 2006, about R$574 million, or 17% of the total debt denominated in foreign currency was not hedged. Accordingly, an adverse change of 1% in the real/U.S. dollar exchange rate would result in an increase of R$5 million in the Company’s debts as of December 31, 2006. For further information about swap agreements and other financial instruments utilized by TNL, see Note 29 to TNL’s consolidated financial statements.

TNL is also subject to exchange risks in connection with capital expenditures. In 2006, approximately 38% of the Company’s capital expenditures were denominated in U.S. dollars. The potential loss for the Company in relation to capital expenditures for 2006 arising out of an adverse change in the real/U.S. dollar parity of 1%, assuming that the Company incurred in all estimated expenditures notwithstanding this adverse change in the rates, would be of approximately R$9 million.

Interest rate risk

As of December 31, 2006, TNL recorded approximately R$9,570 million in outstanding loans and financing, including R$2,253 million in local non-convertible debentures. As of December 31, 2006, about 89.9% of the Company’s debt denominated in local currency of R$4,537 million was bore interest at variable rates based on the TJLP or the Interbank Deposit Certificate (CDI) rate, and approximately 57.22% of the debt denominated in foreign currency (mainly U.S. dollars) bore interest at variable rates mainly based on the LIBOR rate. As of December 31, 2006, the Company did not record outstanding derivative agreements to limit its exposure to the TJLP or CDI rate variation. However, the Company invested its liquidity excess (R$4,687 million as of December 31, 2006) mainly in short-term instruments and, therefore, its exposure to the Brazilian interest rate risk is partially limited by the investments in Brazilian currency at variable interest rates, which, in general, bear interest at overnight interest rates on the CDIs.

Each increase of 100 basis points of the CDI rate would result in an effect on the assets denominated in reais of R$36 million and R$56 million on the liabilities, in the event of a sudden and adverse change of 100 basis points in the interest rates applicable to the financial assets and liabilities as of December 31, 2006. An increase of 100 basis points in the LIBOR in U.S. dollars would result in an increase of R$15 million in the liabilities denominated in U.S. dollars. The analysis of the matter discussed above is based on the assumption that an adverse change of 100 basis points in the CDI or LIBOR rate, however the case may be, in relation to December 31, 2006, would be applicable to each similar category of financial assets and liabilities and maintained for one year. See “Item 3. Main Information — Risk Factors — Risks Related to Brazil”.

Item 12.	Description of securities other than equity securities

Not applicable.

PART II

Item 13.	Defaults, dividend arrearages and delinquencies

Since the completion of our audited and consolidated financial statements for the year ended December 31, 2001, we have not complied with certain of the financial covenants set forth in the BNDES Facilities, namely Current Assets/ Current Liabilities and Shareholders’ Equity/ Total Assets. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet. See also “Item 3. Key information — Risk factors — Risks relating to our business,” “Item 5. Operating and financial review and prospects — Sources of funds” and “Item 7. Major shareholders and related party transactions — Related party transactions — BNDES Facilities.”

Item 14.	Material modifications to the rights of security holders and use of proceeds

There have been no material modifications to the rights of TNL’s security holders since the filing of the Company’s last Annual Report on Form 20-F.

Item 15.	Controls and procedures

15.1 — Disclosure controls and procedures

Disclosure controls and procedures (as defined in Rule 13 a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 20-F, our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that because of the material weakness described below our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2006.

In connection with the requirements of Sarbanes-Oxley, we performed additional analyses and other procedures to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with applicable GAAP. These measures included, among other things, expansion of our year-end closing and consolidation procedures and implementation of verification procedures. As a result, we have concluded that the consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with applicable GAAP.

15.2 — Management’s Report on Internal Controls over Financial Reporting

The management of TNL is responsible for establishing and maintaining adequate internal control over financial reporting.

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2006 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. During management’s assessment of our internal control over financial reporting described above, management identified the following control deficiency in our internal control over financial reporting as of December 31, 2006:

We did not maintain effective controls over the completeness and accuracy of judicial deposits related to labor and civil claims and escrow accounts (judicial blockings) included among our long-term assets account as judicial deposits. Specifically, we were unable to account for such deposits by claim and to subsequently track such deposits and settlements or resolutions on a per claim basis. Additionally, this control deficiency could result in a misstatement of the long-term asset accounts of judicial deposits related to labor and civil claims and escrow accounts (judicial blockings) and a misstatement of the interest income generated by those judicial deposits accounts that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

As a result of the material weakness described above, our management concluded that as of December 31, 2006, we did not maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the COSO.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

15.3 — Actions to improve the Internal Controls over Labor and Civil Claims

In connection with the requirements of the Sarbanes-Oxley Act of 2002 becoming applicable to the Company in 2006 and in light of the restatement associated with the U.S. GAAP reconciliation reported in the Form 20-F for the year ended December 31, 2005, the Company’s management undertook, among others, the following major actions:

a) Improvement of the quality and efficiency of the process to monitor and assess both the design and effectiveness of key internal controls over critical processes and the risk analyses of critic activities of these processes;

b) With respect to our internal U.S. GAAP capability, we established several new procedures, including the creation of a Group within our accounting department with the responsibility to prepare the Company’s U.S. GAAP reconciliation;

c) Disseminate the culture of risk management and corporate governance among the executives and other employees in order to have all of them aware of the importance of internal controls;

d) Create a unique portal maintained by our IT Team to control all the spread sheets that function as key internal controls; and

e) Improve the Company’s “whistle blower” controls by establishing the Fiscal Council (group acting as an Audit Committee) for matters related to our independent registered public accountant, internal and external audits and internal controls.

Specifically to address the material weakness that was in existence as of December 31, 2006, since the third quarter of 2006 and continuing into 2007, management, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and Sarbanes-Oxley group, has been actively engaged in the implementation of remediation efforts.

Major initiatives include:

a) build a compensatory spread sheet with all the legal deposits identified individually;

b) implement a system to automate the control of data of each legal deposit account;

c) analyze monthly all information obtained from banks related to judicial blockings ;

d) act promptly with the banks to improve the quality of the information received ;and,

e) monitor and discuss weekly best practices related to controls over judicial blockings.

All of this work is being conducted by a group designed specifically to address the internal control issues related to the judicial deposits and escrow accounts. The action plan described above has been submitted and approved by both the Board of Directors and the Fiscal Council. Moreover, we have been presenting and discussing the status of the action plan in the ordinary and extraordinary Fiscal Council’s meetings. As of May 30, 2007 the preliminary results indicate that, as a result of the actions described above, the potential risk of material misstatements to our consolidated financial statements related to legal deposits and judicial blockings has been substantially reduced.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors relied on an exemption provided by U.S. securities regulations to assign the required audit committee responsibilities to the Company’s Fiscal Council (the Brazilian equivalent of a board of auditors). In contrast to audit committees of U.S. issuers, which are composed of members appointed by the board of directors, the members of TNL’s Fiscal Council are elected by TNL’s shareholders at the Company’s annual shareholders’ meeting, as provided under Brazilian corporate law. As a result, because the Board of Directors has limited power to influence shareholders’ vote with a view to encourage the election of qualified members, the Company does not currently have an “Audit Committee Financial Expert,” as defined under the regulations of the SEC, serving on its Fiscal Council. See “Item 6. Directors, senior management and employees — Fiscal Council and Board of Auditors.”

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

Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees
	2005	2006
	(In thousands reais)

Audit fees(1)	2,087	3,579
Audit-related fees(2)	—	1,431

(1)	Audit fees for the years ended December 31, 2005 and 2006 consist of fees billed for professional services rendered for the audits and reviews of the consolidated financial statements of the Company and other services normally provided in connection with (1) statutory and regulatory filings, which mainly include the statutory audits of financial statements of some of TNL’s subsidiaries, (2) the certification of Sarbanes-Oxley Act rules and (3) the review of documents filed with the CVM and the SEC.

(2)	Audit-related fees for the years ended December 31, 2005 and 2006 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of the Company’s financial statements. These services include consulting in connection with accounting and reporting standards and services related to the design and reviews of internal controls to comply with Sarbanes-Oxley Act.

Item 16D.	Exemptions from the listing standards for Audit Committees

See “Item 6. Directors, senior management and employees — Fiscal Council and Board of Auditors.”

Item 16E.	Purchases of equity securities by the issuer and affiliated purchases

On June 2, 2004, TNL announced a share buyback program, or the Share Buyback Program, which provided for the repurchase of a maximum of 4.1 million common shares and 25.6 million preferred shares of the Company with an expiration date of June 3, 2005. On April 26, 2005, the Share Buyback Program was concluded. No buyback program was implemented in 2006.

PART III

Item 17.	Financial statements

TNL has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial statements

Reference is made to pages F-1 through F-93.

Item 19.	Exhibits

No.	Description

1.1	Bylaws of Tele Norte Participações S.A., as amended. (filed herewith)
4.1	New Standard Concession Agreement for Local Switched, Fixed-Line Telephone Service between Anatel and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).
4.2	New Standard Concession Agreement for LDN Switched, Fixed-Line Telephone Service between Anatel and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).
4.8	Instrument of Authorization for Multimedia Communications Service of Public Interest, between Anatel and TNL PCS S.A., No. 14/2006, dated February 22, 2006. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).
8.1	List of Subsidiaries. (filed herewith).
12.1	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002. (Filed herewith).
12.2	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002. (Filed herewith).
13.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002. (Filed herewith).

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

Date: June 13, 2007

/s/  Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa

Title:	Chief Executive Officer

Date: June 13, 2007
/s/  José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar

Title:	Chief Financial Officer

Tele Norte Leste Participações S.A.

Consolidated Financial Statements
at December 31, 2006 and 2005
and for the three years ended December 31, 2006
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

We have completed an integrated audit of Tele Norte Leste Participações S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below:

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 of this Annual Report on Form 20-F present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2006 and 2005 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows for each of the three years in the period ended December 31, 2006. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 35, 37 and 38 to the consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting under Item 15, that Tele Norte Leste Participações S.A did not maintain effective internal control over financial reporting as of December 31, 2006 because the Company did not maintain effective controls over the completeness and accuracy of judicial deposits related to labor and civil claims and escrow accounts (judicial blockings), based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other

Tele Norte Leste Participações S.A.

procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial. The following material weakness has been identified and included in management’s assessment as of December 31, 2006.

The Company did not maintain effective controls over the completeness and accuracy of its judicial deposits related to labor and civil claims and escrow accounts (judicial blockings) included among its long-term assets accounts as judicial deposits. Specifically, the Company was unable to account for such deposits by claim and to subsequently track such deposits and settlements or resolutions on a per claim basis. This control deficiency could result in a misstatement of the aforementioned accounts and a misstatement of the interest income generated by these judicial deposits accounts that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected. Accordingly, the Company’s management has determined that this control deficiency constitutes a material weakness.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that Tele Norte Participações S.A. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in “Internal Control — Integrated Framework” issued by the COSO. Also, in our opinion, because of the effects of the material weakness described above on the achievement of the objectives of the control criteria, Tele Norte Leste Participações S.A. has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control — Integrated Framework” issued by the COSO.
Rio de Janeiro, June 12, 2007

/s/  PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31,

	2006	2005

	(expressed in
	millions of Brazilian Reais)

ASSETS
Current assets
Cash and cash equivalents	4,687	3,771
Trade accounts receivable, net	3,804	3,711
Recoverable taxes	934	1,397
Deferred taxes	236	210
Prepaid expenses	336	393
Inventories	171	159
Other current assets	206	198

Total current assets	10,374	9,839

Long-term assets
Credits receivable	281	106
Deferred taxes	1,886	1,439
Recoverable taxes	249	234
Judicial deposits	1,404	917
Prepaid expenses	211	262
Other long-term assets	81	67

Total long-term assets	4,112	3,025

Investments	22	13
Property, plant & equipment	11,733	12,518
Intangible assets	1,385	1,445
Deferred charges	369	426

Total Assets	27,995	27,266

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Suppliers	1,971	1,802
Loans and financing	1,999	2,828
Payroll and related accruals	138	130
Taxes other than on income	540	712
Deferred tax and taxes on income	293	513
Tax financing program	126	117
Dividends and interest on own-capital	554	1,068
Debentures	93	1,225
Other current liabilities	172	117

Total current liabilities	5,886	8,512

Long-term liabilities
Loans and financing	5,318	5,802
Taxes other than on income	199	120
Tax financing program	766	825
Provisions for contingencies	2,428	1,939
Debentures	2,160
Other long-term liabilities	110	123

Total long-term liabilities	10,981	8,809

Deferred income	13	21

Minority interests	2,156	1,945

Stockholders’ equity
Capital stock	4,689	4,689
Capital reserves	25	24
Investment reserve	4,408	3,219
Unrealized income reserve		272
Legal reserve	210	148
Treasury stock	(373)	(373)

Total stockholders’ equity	8,959	7,979

Total liabilities and stockholders’ equity	27,995	27,266

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Operations at December 31,

	Years ended December 31,
	2006	2005	2004

	(expressed in
	millions of Brazilian Reais)

Net operating revenue
Services provided	16,553	15,980	15,094
Sales of handsets and accessories	319	767	748

	16,872	16,747	15,842
Cost of goods sold and services rendered
Services provided	(8,782)	(7,960)	(8,194)
Sales of handsets and accessories	(578)	(836)	(932)

	(9,360)	(8,796)	(9,126)
Gross profit	7,512	7,951	6,716
Operating expenses
Selling expenses	(2,593)	(2,680)	(1,982)
General and administrative expenses	(1,207)	(1,084)	(950)
Other operating expenses, net	(611)	(757)	(772)

	(4,411)	(4,521)	(3,704)
Operating income	3,101	3,430	3,012
Interest expenses, net	(1,289)	(1,616)	(1,641)

Income from continuing operations before tax	1,812	1,814	1,371
Income tax and social contribution	(210)	(371)	(447)
Minority interest	(292)	(329)	(173)

Net income	1,310	1,114	751

Stock outstanding at the balance sheet date (in thousands of shares)	382,121	382,121	379,804

Net income per share outstanding at the balance sheet date (in Reais)	3.43	2.92	1.98

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Statement of changes in the stockholders’ equity (Parent Company)

			Tax
		Special	incentives		Unrealized
	Capital	goodwill	and	Legal	income	Investments	Retained	Treasury
	stock	reserve	donations	reserve	reserve	reserve	earnings	stock	Total

	(expressed in millions of Brazilian Reais, except per-share amounts)

At December 31, 2004	4,812	181	20	95		3,599		(302)	8,405
Dividends prescribed							31		31
Purchase of treasury stock								(71)	(71)
Capital reduction (Notes 1 and 25)	(277)								(277)
Capitalization of reserves	154	(154)
Tax incentives			4						4
Realization of capital reserve		(27)					27
Net income for the year							1,052		1,052
Appropriation to legal reserve				53			(53)
Dividends proposed (R$1.50 per share)							(573)		(573)
Interest on own-capital (R$0.5549 per share)							(212)		(212)
Appropriation to unrealized income reserve					272		(272)

At December 31, 2005	4,689		24	148	272	3,599		(373)	8,359
Reversal of unrealized income reserve					(272)		272
Tax incentives			1						1
Net income for the year							1,248		1,248
Appropriation to legal reserve				62			(62)
Interest on own-capital (R$0.7850 per share)							(300)		(300)
Dividends proposed (R$0.0785 per share)							(30)		(30)
Appropriation to investment reserve						1,128	(1,128)

At December 31, 2006	4,689		25	210		4,727		(373)	9,278

	2006	2005

Stockholders’ equity per share	24.28	21.87

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of changes in financial position

	Years ended December 31,
	2006	2005	2004

	(expressed in millions of Brazilian Reais)

Financial resources were provided by:
Operations:
Net income for the year	1,310	1,114	751
Minority interest in income of consolidated subsidiary	292	329	173
Expenses (income) not affecting working capital:
Depreciation	3,012	3,214	3,234
Amortization of deferred charges	66	67	68
Amortization of goodwill	75	76	75
Amortization of negative goodwill	(6)	(6)	(28)
Equity accounting adjustments and capital gain	1	(66)	(112)
Loss on sale of property, plant and equipment	12	10	71
Provision for losses on discontinued assets	10	40	90
Provision for losses on tax incentives			6
Provisions for contingencies	1,052	927	936
Interest and long-term monetary and exchange variations	245	259	265
Reversal of provision for losses on tax incentives	(5)
Long-term interest on financed taxes and contributions	63	82	72
Long-term deferred income tax and social contribution	(446)	29	(165)
Realization of deferred income	(2)	(2)	(2)

	5,679	6,073	5,434
Third parties:
Tax incentives	160	83	95
Transfer from long-term assets to current assets	621		96
Disposal of permanent assets	16	6
Dividends and interest on-own capital prescribed		43	61

	797	132	252
Total funds provided	6,476	6,205	5,686
Financial resources were used for:
Increase in long-term receivables	1,048	375	347
Purchase of treasury stock by Parent Company		71	248
Purchase of treasury stock by subsidiaries		57	102
Increase in permanent assets:
Investments	4	4
Property, plant, equipment and intangible assets	2,327	2,447	2,058
Licenses			4
Deferred charges	9	4
Transfer from long-term liabilities to current liabilities	(403)	3,825	1,459
Dividends and interest on own-capital proposed	330	989	1,348
Working capital of subsidiary eliminated upon consolidation (Contax Participações S.A. and subsidiary)		57

Total funds used	3,315	7,829	5,566
Increase (decrease) in working capital	3,161	(1,625)	120

Changes in working capital
Current assets
At the end of the year	10,374	9,839	10,941
At the beginning of the year	9,839	10,941	9,725

	535	(1,102)	1,216
Current liabilities
At the end of the year	5,886	8,512	7,989
At the beginning of the year	8,512	7,989	6,893

	(2,626)	523	1,096
Increase (decrease) in working capital	3,161	(1,625)	120

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Cash flow statement—Consolidated
Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

	(expressed in millions of Brazilian Reais)

Cash flow from operating activities
Net income for the year	1,310	1,114	751
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	292	329	173
Accrued interest	1,105	1,433	1,448
Depreciation	3,012	3,214	3,234
Provisions for contingencies	1,052	927	936
Amortization of deferred charges	66	67	68
Amortization of goodwill	76	76	75
Amortization of goodwill—CVM Instruction 349/2001			154
Amortization of negative goodwill on AIX	(6)	(6)	(28)
Equity accounting adjustments	1	(66)	(112)
Loss on sale of property, plant and equipment	27	16	71
Reversal of provision for losses on investments	(5)
Provision for loss on tax incentives			6
Provision for losses on discontinued assets	10	40	90
Monetary correction of dividends and interest on own-capital	14	38	24
Realization of deferred income	(2)	(2)	(2)
Monetary correction of tax refinancing program	72	93	83

	7,024	7,273	6,971
(Increase) reduction in assets
Accounts receivable	(94)	(151)	(97)
Credits receivable	(175)	(3)	115
Taxes deferred and recoverable	(25)	(498)	(150)
Prepaid expenses	108	(166)	(43)
Judicial deposits and blockings	(376)	(272)	(154)
Inventories	(11)	72	(95)
Other assets	22	159	(219)
Increase (reduction) in liabilities
Suppliers	162	14	(50)
Payroll and related accruals	8	(52)	(14)
Taxes payable and deferred	(314)	269	558
Tax refinancing program	(122)	(112)	(127)
Provisions for contingencies	(662)	(710)	(515)
Other liabilities	45	94	(98)

Net cash provided by operating activities	5,590	5,917	6,082
Cash flow from investing activities
Acquisition of property, plant and equipment	(2,327)	(2,447)	(2,058)
Investments, net	(4)	(5)
Licenses			(5)
Deferred charges	(9)	(4)

Net cash used in investing activities	(2,340)	(2,456)	(2,063)
Cash flow from financing activities
Proceeds from long-term loans, financing and debentures	3,395	771	2,097
Repayment of principal and interest on long-term loans, financing, debentures	(4,784)	(4,399)	(3,696)
Purchase of treasury stock by Parent company		(71)	(248)
Purchase of treasury stock by subsidiaries		(57)	(101)
Cash form subsidiary (Spin-off Contax Participações S.A. and subsidiary)		(85)
Payment of dividends and interest on own-capital	(945)	(1,321)	(924)

Net cash used in financing activities	(2,334)	(5,162)	(2,872)
Net increase (reduction) in cash	916	(1,701)	1,147

Cash at the beginning of the year	3,771	5,472	4,325
Cash at the end of the year	4,687	3,771	5,472

Change in cash position	916	(1,701)	1,147
Supplemental cash flow information
Income tax and social contribution paid	636	503	281
Interest paid	865	951	950
Cash paid against provisions for contingencies	563	584	357
Non cash transactions:
Net goodwill on downstream merger			(167)

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements
Years ended December 31, 2006, 2005 and 2004

1  DESCRIPTION OF BUSINESS

Tele Norte Leste Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements. The Parent Company was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, subsidiary of Telemar Participações S.A. (“Telemar Participações”) which at December 31, 2006 held 17.48% of total capital and 52.45% of voting capital.

The Company is registered with the “Comissão de Valores Mobiliários — CVM” (Brazilian securities commission) as publicly held company whose stock is listed on the “Bolsa de Valores de São Paulo — Bovespa” (São Paulo stock exchange). The company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depositary Shares (ADSs) — Level II are listed on the New York Stock Exchange (NYSE) through American Depositary Receipts (ADRs). 50.52% of preferred stock is negotiated on the NYSE through ADRs.

(a)	The Company’s business is divided into the following segments:

Fixed-line telecommunications

Telemar Norte Leste S.A. (“Telemar”) is the principal provider of fixed-line telecommunications services in its operation area — Brazil’s Region I — comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of this region’s Sector 3, covering the 57 municipalities of the “Triângulo Mineiro” and “Alto Paranaíba” areas in the state of Minas Gerais, where “Companhia de Telecomunicações do Brasil Central — CTBC” (local telephone company), operates. These services are provided under the terms of the concessions granted by “Agência Nacional de Telecomunicações — Anatel” (national telecommunications agency), the regulatory body for the Brazilian telecom sector, which were in force until December 31, 2005. The concession contract signed by Telemar in 1998 could be extended for a further 20 years at a charge, payable, every two years, of 2% of it’s previous year net telecommunications revenue to Anatel. On December 22, 2005, new contracts were signed, extending the concession to Telemar through 2025 and establishing new targets for quality and universal accessibility to telecommunications services. For this new concession period, the principal changes in relation to the contract that prevailed between 1998 and 2005, are as follows:

➢	Local calls are now charged based on minutes and the monthly subscription fee franchise is set at 200 minutes for residential lines and 150 minutes for non-residential lines;

➢	The index that has been adopted as the basis for future tariff readjustments is the “Índice do Setor de Telecomunicações — IST” (telecommunications sector index). The IST will be announced every month by Anatel and the composition of the index will be revised every two years. The readjustment of the tariffs for local and long-distance fixed-line telecommunications services in 2006 was based on the “Índice Geral de Preços — Disponibilidade Interna — IGP-DI” (general price index for domestic products), for the last seven months of 2005 (June to December 2005), and on the IST for the first five months of 2006 (January to May 2006). The 2007 readjustment will be entirely based upon the IST;

➢	With regard to the targets for universal coverage, a “Postos de serviços de Telecomunicações — PST” (telecommunications service centers) target was introduced, for the installation of 4,071 computers to

Notes to the financial statements

provide the public with access to the Internet, while the public telephone density requirement was reduced from eight per thousand inhabitants to six per thousand inhabitants; and

➢	The “Acesso Individual para Classe Especial — AICE” (individual access for the low-income class) was established, offering a prepaid service at a lower monthly subscription fee than that of the “Plano Básico” (basic plan), aimed exclusively at residential customers.

Until December 22, 2004, the Parent Company held 80.89% of Telemar’s total capital, represented by 97.24% of voting capital and 67.85% of preferred stock. At a meeting of the Parent Company’s Board of Directors, held on that date, approval was given for the capitalization of the subsidiary company Telemar Telecomunicações Ltda, through the transfer of the vast majority of its holding of Telemar’s preferred stock. Following this transaction, the Parent Company held, directly, 43.23% of Telemar’s total capital.

At a meeting of the Parent Company’s Board of Directors, held on March 29, 2006, approval was given for the return to the Parent Company of all the preferred Telemar stock that was in the hands of “Telemar Telecomunicações Ltda”, with the consequent capitalization of that company’s revenue reserves and the reduction of its capital stock, by a total of R$4,104. Following this transaction, The Parent Company once again held a direct interest of 80.89% in total capital and 97.24% of voting capital of Telemar.

Mobile Telecommunications

TNL PCS S.A. (“Oi”), acquired by Telemar on May 30, 2003, has the corporate purpose of providing “Serviço Móvel Pessoal — SMP” (personal mobile service) for an unlimited period, as long as the authorization terms are met. On March 12, 2001, Anatel granted the Company the right to use the corresponding radio frequencies for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of 2% of the previous year’s net revenue from SMP.

Due to regulatory conditions, the SMP authorization, together with the associated radio frequency rights, only came into effect as from June 26, 2002, when Oi began its commercial operations.

Along with the authorization for SMP, Oi was also authorized to provide “Serviço Telefônico Fixo Comultado — STFC” (switched fixed telephone services), for an unlimited period, in the following forms: (i) national long-distance services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District; in Region III, which relates to the state of São Paulo; and in Sector 3 of Region I; and (ii) international long-distance services throughout Brazil.

On November 30, 2005, an Extraordinary General Meeting of Oi’s stockholders approved the incorporation of Pegasus Telecom S.A. (“Pegasus”), in view of the interest in continuing with the corporate restructuring of the companies that make up the Telemar group, in order to take advantage of the operating synergies between the two companies and the consequent significant gains to be made, such as the alignment of several communications services provided and transferring rights granted for the provision of telecommunications services, especially for data transmission in Regions I, II and III, so that the licenses conceded will have one single title holder.

Contact center

TNL Contax S.A. (“TNL Contax”), a contact center that was directly controlled by the Parent Company, engages in the provision of customer services in general.

On November 26, 2004, the Parent Company disclosed a Relevant Fact notice in connection with the approval, by its Board of Directors, of the spin-off of TNL Contax.

Notes to the financial statements

The transaction was approved by the Parent Company’s Extraordinary General Stockholders Meeting held on December 29, 2004.

The Parent Company’s ADRs were negotiated at the NYSE “ex-restitution of the capital in ADRs of Contax Participações” as of August 30, 2005;. Contax Participações’ ADRs were delivered to the holders of the Parent Company’s ADRs on September 06, 2005.

(b)	Other

➢	Companhia AIX de Participações (“AIX”), acquired by Telemar on December 31, 2003, supplies infrastructure of ducts for the installation of optic fiber cables along the highways in the state of São Paulo, thereby providing services for Telemar;

➢	On April 28, 2006, an Extraordinary General Meeting of the Parent Company’s stockholders approved for the incorporation of HiCorp Comunicações Corporativas S.A. (“HiCorp”) by the Parent Company, in view of the interest in proceeding with the corporate restructuring of the companies that make up the Telemar group;

➢	TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of the Parent Company, has as objective the participation in other companies, both commercial and civil, as a partner or stockholder, that are involved in internet related activities, within Brazil or abroad;

➢	Telemar Internet Ltda. (“Oi Internet”), wholly owned by Telemar, has as objective providing of Internet access services and started its operations in January 2005;

➢	Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), wholly owned by the Parent Company, has as objective acquiring direct or indirect participations in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad;

➢	TNL Trading S.A. (“TNL Trading”), wholly owned by the Parent Company, which engages in importing and exporting consumer goods. Its operations have been suspended since April 2005;

➢	TNL PCS Participações S.A. (“TNL PCS Participações”), wholly owned by the Parent Company, has as objective providing telecommunications services, in any form whatsoever. The company has still not started operations yet;

➢	Coari Participações S.A. (“Coari”), bought by Telemar in December 2003, has as objective the participation in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad. This company has not started operations yet;

➢	Calais Participações S.A. (“Calais”), bought by Telemar in December 2004, has as objective the participation in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad. This company has not started operations yet; and

➢	Way TV, bought by TNL PCS Participações in July 2006, has as objective to provide cable TV services on a subscription basis (Note 13).

All telephone services in Brazil are subject to regulation and supervision by Anatel, in accordance with Law no 9,472, of July 16, 1997.

Notes to the financial statements

2	PRESENTATION OF FINANCIAL STATEMENTS AND CONSOLIDATION PRINCIPLES

(a)	Basis of presentation

The financial statements were prepared and are presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian corporate law and regulations imposed by the CVM.

In preparing financial statements, it is necessary to utilize estimates in order to account for the values of assets, liabilities and other transactions. The Company’s financial statements therefore include estimates regarding the useful life of property, plant and equipment, the provisions needed to cover contingent liabilities, the provision for corporate income tax and similar items. The realized values may differ from the estimated ones.

Converging with international accounting practices, the CVM approved Resolution no 488, established by “Instituto dos Auditores Independentes do Brasil — IBRACON” (Brazilian institute of independent accountants) under pronouncement NPC no 27, which introduces new standards governing the presentation and disclosure of financial statements.

According to the before mentioned pronouncement, assets must be classified as “Current” or “Non-Current”, with the latter subdivided into long-term assets, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” or “Non-Current”.

In compliance with CVM resolution no 488, the 2005 balance sheet accounts were reclassified, in order to make them comparable with 2006 figures.

Cash-flow statements were prepared in accordance with NPC-20 from IBRACON, considering the main operations, which impacted the Company’s cash and cash equivalents and financial investments. This statement is broken down into operating, investing and financing activities.

(b)	Consolidation principles

The consolidated financial statements include the financial statements of the directly owned subsidiaries Telemar, TNL.Net, Telemar Telecomunicações, TNL Trading, and TNL PCS Participações, and of the indirectly owned subsidiaries Oi, Oi Internet, AIX, Coari and Calais. Moreover, the financial statements of AIX, a company under shared control, were consolidated proportionally to Telemar’s interest (50%). The principal consolidation procedures were:

➢	sum of the balances of the asset, liability, income and expense accounts, according to their nature;

➢	elimination of the balances of asset, liability and relevant income and expense accounts between the consolidated companies;

➢	eliminating the Parent Company’s equity interest in its subsidiaries; and

➢	Recognition of minority interest in stockholders equity and in net income.

➢	On January 1, 2005, the companies Contax Participações and TNL Contax were excluded from the consolidated financial statements.

Notes to the financial statements

3  SIGNIFICANT ACCOUNTING POLICIES

The most significant accounting policies utilized in the preparation of the financial statements are as follows:

(a)	Goodwill on downstream merger

On December 14, 1999, as permitted by Article 157 of Brazilian corporate law and CVM Instruction No. 31/84, 319/99 and 320/99 Telemar Participações subscribed and paid in, through contribution of its investment and corresponding goodwill asset (the “Goodwill”) in the Parent Company, 100% of the capital of a new entity, called “140 Participações S.A.”.

The objective of the downstream merger, or “legal reorganization”, was to comply with CVM Instruction No. 319/99. The Goodwill represented by the excess amount paid over book value on the acquisition of the Parent Company’s stock by Telemar Participações was R$2,465. The downstream merger assured the realization of the pre-existing tax benefit related to the Goodwill. The downstream merger of 140 Participações S.A. was approved by the Parent Company stockholders on December 29, 1999 and executed right after. In the downstream merger, Telemar Participações S.A.’s stockholders received stock of the Parent Company in exchange for their stock in 140 Participações S.A.

By effecting the downstream merger, the tax benefit of the amortization of the Goodwill was converted to a deferred asset (the “Deferred Charge”) considering that it is deductible for tax purposes.

According to CVM Instruction No. 349/00, the Goodwill had to be reduced to the actual amount of the tax benefit by means of a provision. Accordingly, the Parent Company recorded a provision, representing 66% of the total goodwill, reducing the total Deferred Charge to R$824, i.e., 34% (statutory tax rate in Brazil) of the Goodwill. The Deferred Charge is amortized over 60 months and recorded as other operating expenses. The provision is realized in 60 months and the realization is recorded as other operating income. As the amortization expense of the Deferred Charge is deductible for tax purposes, and the realization of the provision is not taxable, the Parent Company added-back the tax-effect in Note 8, where it shows a reconciliation of the statutory tax rate to the effective tax rate.

In accordance with Brazilian GAAP, the Parent Company may issue stock (pro rata for both common and preferred stock) based on the different pricing criteria permitted by law to the contributing stockholder for the amount of the tax benefits recognized by the Parent Company. However, the minority stockholders will be given the right to purchase (directly from the contributing stockholder) their pro rata share of this capital stock increase at the same issue price, in order to prevent dilution.

The Company had used all tax benefits deriving from this merger by December 31, 2004.

An extraordinary meeting of the Board of Directors was held on April 12, 2005, to approve the capitalization of the special goodwill reserve, in the amount of R$154, with the remaining balance, of R$27 realized against retained earnings.

(b)	Acquisition of Pegasus

On December 27, 2002, the Company signed a purchase and sale contract for 68.83% of Pegasus’ stock, increasing its participation to 93.27%. The price was established based on two economic-financial appraisals prepared by specialized international institutes. The Company acquired the remaining interest of 6.73% in February 2003, increasing its participation to 100.00%. Due to these acquisitions the Company recorded goodwill, which is being amortized over a period of five years, ending in 2007 (Note 8 and 19).

Notes to the financial statements

(c)	Participation in AIX

The Company has a 50% interest in AIX, which engages in the provision of duct infrastructure for the installation of fiber-optic cables alongside the main highways of the State of São Paulo.

The components of assets and liabilities, as well as revenues and expenses of AIX, were aggregated to the consolidated financial statements in proportion to Telemar’s 50% participation.

Although proportional consolidation is not allowed under US GAAP, no adjustment has been made for US GAAP apresentation purposes because of the immateriality of the amounts involved.

AIX’s total assets amounted to R$105 at December 31, 2006 (2005 R$112), its Stockholders’ equity was R$64 at December 31, 2006 (2005 R$66) and its loss for the year 2006 was R$2 (2005 R$6).

(d)	Financial investments and cash equivalents

Government securities are recorded at cost plus accrued earnings, on a pro rata basis, up to the balance sheet date. Other investments are recorded at fair value with changes in fair value recognized directly in income. Financial investments with immediate liquidity are treated as cash equivalents.

(e)	Trade accounts receivable

The accounts receivable from telecommunications services are assessed according to the prevailing tariffs on the date that the services were provided. Accounts receivable also include credits of services provided to customers but not yet billed up to the balance sheet date. The value of the unbilled services rendered is determined using the valuation of metered services at year en estimates based on previous month’s performance. The respective taxes are similarly determined and are accounted for on an accrual basis.

Late payment interest is recognized in the accounts upon the issuing of the first bill following that of the payment of the overdue bill.

Accounts receivable related to the sale of mobile handsets and accessories are recorded upon the transfer of ownership, net of subsidies. Subsidies on the sale of mobile handsets are deferred (refer to Note 16)

(f)	Provision for doubtful accounts

This provision is recorded to recognize probable losses in relation to accounts receivable, considering measures that are taken to restrict services provided to customers whose bills are overdue, as well as to obtain settlement of these accounts, once delay exceeds 60 days, which increase progressively, as follows:

		% loss
Bills overdue		provided for

up to 60 days	Restriction to make calls	Zero
61 to 90 days	Restriction to make and receive calls	40
91 to 120 days	Disconnection after a 15-day warning	60
121 to 150 days	Collection	80
151 to 180 days	Collection	100

Accounts receivable more than 180 days overdue and the related provision for doubtful accounts are eliminated from the balance sheet.

Notes to the financial statements

(g)	Inventories

Maintenance materials inventories are stated at average purchase cost, which does not exceed replacement cost. Items that are used in the expansion of the telephone network are recorded at the average purchase cost and are classified under property, plants and equipment, as “inventories for network expansion”.

Inventories of materials that are for sale are shown at average purchase cost, which is not to exceed replacement cost. Potential losses arising from a difference between the cost to Oi of the mobile handsets and their eventual sale price are recognized at the moment of the effective sale, since such losses are considered to be part of the effort to attract new customers. Provisions for losses are made in relation to inventories that are considered to be obsolete.

(h)	Prepaid expenses

Discounts on the sale of postpaid handsets by Oi are considered as prepaid expenses, since they represent part of the effort to attract customers to the customer base for a minimum contractual period. These amounts are amortized over a period of twelve months, since these contracts provide for reimbursement in the event of disconnection or migration to a prepaid plan prior to completing one year. Discounts for customers on prepaid plans are not deferred, as these contracts do not provide for an early cancellation fee.

The “Fundo de Fiscalização das Telecomunicações — Fistel” (telecommunications inspection fund) fee, paid by Oi upon enabling new users, is also recorded as a prepaid expense, and is taken to income during the average customer retention period (churn), which is estimated by management at 24 months.

Financial charges paid in advance, with regard to loans and financing, are amortized over the period that the contract is in effect. Furthermore, premiums paid on insurance policies are also treated as prepaid expenses.

(i)	Investments

Investments consist primarily of (i) investments in subsidiaries and jointly controlled companies, which are accounted for using the equity method, according to CVM Instruction N° 247/96; and (ii) tax incentives, which are accounted for using the acquisition cost method, restated up to December 31, 1995, less provisions for losses, to recoverability values, when considered necessary.

Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than a 20% participation (voting or non-voting stock) and/or influence over management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in capital stock of investees are recorded in non-operating income (expenses), net and reclassified to other operating expenses, net for US GAAP presentation proposes.

(j)	Property, plant & equipment

Property, plant & equipment are stated at acquisition or construction cost, less accumulated depreciation.

Financial charges relating to the construction of fixed assets have been capitalized in accordance with the criteria set down in CVM Resolution no 193/1996. Such capitalization was effected by Telemar until September 2002, since which time there have been no further capitalizations, due to the short duration of the work carried out and the fact that it was not directly financed by third parties. In the case of Oi, capitalization occurred until December 2002, when this practice was discontinued for lack of work-in-progress of significant duration. The greater part of Oi’s expansion is done on the basis of turn-key contracts. At Telemar, up to December 31, 1999, in compliance with Ministry of Communication’s regulations, the interest was calculated

Notes to the financial statements

monthly, at the rate of 12% p.a., on the outstanding balance of construction-in-progress, capitalized up to the limit of the corresponding financial expenses. The interest calculated at 12% p.a. that exceeded the financial expenses on loans taken out to finance the construction-in-progress was recorded in a capital reserve recorded under stockholders’ equity.

Spending incurred for maintenance and repairs is only capitalized when it clearly represents an increase in installed capacity or useful life of the item, while all other spending is recorded against income for the period. Up to the present date, the capitalization of these amounts has not had any significant impact on the financial statements, given that the greater part of the maintenance costs represent no real increase in useful life and obsolescence is the principal determinant in this regard.

Depreciation is calculated using the straight-line method, at rates that take into account the expected useful life of the item, based on wear and tear and technological obsolescence.(see depreciation rates and description of useful life in (Note 18).

(k)	Intangible assets

Intangible assets are shown at their acquisition cost, less accumulated amortization.

The amortization is calculated using the straight-line method, at rates that take into account the expected useful life of the item or, in case of usage rights, according to the period of such authorization’s contract.

(l)	Loans and financing

Loans and financing are restated according to monetary and exchange variations plus accrued interest up to the balance sheet date. Results from swap operations are determined and recorded on a monthly basis, regardless of their settlement dates. The amounts of loans and financing classified as current and long-term liabilities on the balance sheet include the results of swap operations.

(m)	Payroll and related accruals

Provision is recorded for amounts due to employees in relation to vacation benefits, in proportion to the period vested, together with the corresponding payroll taxes.

Subsidiaries Telemar, Oi and Oi Internet have profit sharing programs, in which is granted to all employees who have been with the company for at least eight months (for more details, see note 30 (b)).

(n)	Provisions for contingencies

Provisions are recorded to cover contingent risk of “probable losses”, based on management’s opinion and its internal and external legal advisors. The amounts are recorded, based on estimates of costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in (Note 26).

(o)	Employee benefits

The Company sponsor’s pension plans for its employees. The “Plano de Benefício Suplementar—PBS”-Telemar and TelemarPrev plans are administered by “Fundação Atlântico de Seguridade Social—FASS” (social security foundation), while the PBS-Assistidos plan is administered by “Fundação Sistel de Seguridade Social — Sistel” (social security foundation), and their costs are recognized in the financial statements in accordance with CVM Resolution no 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and in the case of the defined contribution scheme, in line with the monthly contribution payments, based on actuarial calculations approved

Notes to the financial statements

by the “Secretaria de Previdência Complementar — SPC” (supplementary social security department) (for more details, see Note 30 (a)).

(p)	Operating revenues

Operating revenues are recognized at the time the services are rendered or the ownership of the goods is transferred. Services provided between the last billing date (“cycle”) and the end of each month (“rendered but not yet billed”) are measured based on the performance of the previous month and recognized in the month of accrual.

Operating revenues include network rental to other companies or providers, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of the calls and the distance involved) network services, interconnection, maintenance fees and other value-added services. They also include telephone installation fees and prepaid calling cards. Management believes that the installation fees should not be deferred since the margins are very low. Revenues from prepaid calling cards, used for public telephones, are recognized when the cards are sold and the related costs are recognized when incurred. Due to the turnover of these cards, their impact on the financial statements would not be material. Revenues from calls made by mobile prepaid handsets are recognized upon effective utilization of the credits.

Revenues from use of Telemar’s and Oi’s networks by other providers are recorded based on a “Documento de Declaração de Tráfego e Prestação de Serviço — Detraf” (document for declaration of traffic and rendering services) issued by a third party. Besides this, Anatel’s rules on measuring revenues are followed.

(q)	Interest income and expenses

These refer basically to interest and monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis.

Pursuant to the law, interest on own-capital to be applied to minimum and statutory dividends were accounted for as “Interest expenses” and “Interest income”, and reversed to “Retained earnings” at Telemar and “Investments” at the Parent Company, as they are in essence distribution of income. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the Interest income and expenses accounts together with the original accounts.

(r)	Income tax and social contribution

Provisions for deferred and payable income tax and social contribution on temporary differences are recorded at the 34% combined base rate. Prepaid income tax and social contribution are recorded as “recoverable taxes” and “deferred taxes”. Tax credits arising from tax loss carryforwards are recognized as tax assets when future taxable income, discounted to present value, is sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM Resolution N° 273 and CVM Instruction N° 371 (Note 15).

(s)	Statements of cash flows

Under Brazilian GAAP, a statement of changes in financial position that reflects source and application of funds in terms of movement in working capital needs to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information and is optional.

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. FAS N° 95, “Statement of Cash Flows,” establishes

Notes to the financial statements

specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of NPC-20 from IBRACON. For US GAAP purposes we included a reconciliation to US GAAP presentation basis according to SFAS 95 (Note 35(u)).

(t)	Use of estimates

The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

(u)	Cash and cash equivalents

Cash and cash equivalents are considered to be all highly liquid investments.

(v)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.

(w)	Deferred charges

Under Brazilian GAAP, pre-operational costs are deferred until the start-up of the operations, at which time these costs are amortized on a straight-line basis over a minimum period of 5 year, based on economic feasibility studies.

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

Dividends and interest on own-capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Stockholders’ Meeting.

(z)	Advertising and marketing costs

Advertising and marketing costs are expensed as incurred.

Notes to the financial statements

(aa)	Earnings per share

Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

(ab)	Reclassifications

Certain accounts in the financial statements for the year ended December 31, 2005 have been reclassified in the balance sheet, for the purpose of comparison with the present year, as shown below:

➢	Judicial deposits — R$204, under “Other long-term assets” in long-term assets, has been reclassified to “Judicial deposits.

➢	Grouping of shares — R$90, under “Suppliers”, in current liabilities, has been reclassified to long-term liabilities as “Other long-term liabilities”.

➢	ICMS Covenant 69 — R$118 (Telemar), under “Taxes other than on income”, in current liabilities, has been reclassified to long-term liabilities, with the same title.

4	NET OPERATING REVENUE

	2006	2005	2004

Fixed-line telephone
Local services:
Monthly subscription fees	6,661	6,645	5,966
Pulses (metered services)	2,477	2,691	2,674
Fixed-line to mobile calls (VC-1)	2,650	2,662	2,763
Collect calls	35	82	102
Installation fees	69	40	59
Other revenues	7	20	18

	11,899	12,140	11,582
Long-distance services:
Intra-sectorial	1,749	1,886	1,645
Intersectorial	502	598	615
Interregional	670	653	611
International	79	81	107
Fixed-line to mobile calls (VC-2 and VC-3)	703	577	683

	3,703	3,795	3,661
Other fixed-line services:
Prepaid calling cards for public telephones	1,117	1,111	1,017
Advanced voice (largely 0500/0800)	234	240	219
Additional services	576	550	497

	1,927	1,901	1,733
	17,529	17,836	16,976

Notes to the financial statements

	2006	2005	2004

Mobile telephone
Monthly subscription fees	746	461	333
Originating calls	1,403	957	592
Sales of mobile handsets and accessories	319	767	748
National roaming	51	46	29
International roaming	68	75	78
Additional services	278	182	111

	2,865	2,488	1,891
Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	549	790	914
Mobile to fixed-line network use	166	245	259

	715	1,035	1,173
Remuneration for the use of the mobile network
Fixed-line to mobile network use	224	192	121
Mobile to mobile network use	386	74	100

	610	266	221
Data transmission services
ADSL (“Velox”)	915	670	385
Transmission (“EILD”)	521	401	338
Dedicated line services — SLD	280	283	325
Internet Protocol services	229	262	234
Switching packs and frame relay	264	249	204
Other services	304	196	122

	2,513	2,061	1,608
Contact center			256
Gross operating revenue	24,232	23,686	22,125
Value added and other indirect taxes	(6,694)	(6,614)	(6,061)
Discounts and returns	(666)	(325)	(222)

Net operating revenue	16,872	16,747	15,842

Description of the services

(a)	Fixed-line services

(i)	Local

Local services also include certain additional services, such as messages, ‘follow me’ and conference calls, as well as value-added features, such as Integrated Services Digital Network (ISDN), which enables the transmission of voice, data, images and sound over a single digital line, thus allowing the customer to talk on the phone while simultaneously using the internet, for example.

Notes to the financial statements

The metered services include all calls where the origin and destination are within a single local area of Region I, keeping in mind that the basic plan’s monthly subscription fee carries a franchise covering the first 200 minutes for residential subscription and 150 minutes for non residential subscription. Franchise minutes not used in the related month are carried forward for up to two consecutive months. Revenue from excess minutes refers to the charges for minutes in excess the franchise. The initial charge is made when the call is started; A charge is made for a completed connection, regardless of the call’s duration. The reduced rate applies to working days, between 12:00 pm and 6:00 am, Saturdays, between 2:00 pm and 6:00 am, and on Sundays and public holidays. A variety of additional plans is available to the customer.

Telemar also offers business clients Private Automatic Branch Exchange (PABX) systems, a direct dial service (automatic transfer of outside calls to extensions). For companies that need a large number of lines, Telemar offers digital trunk services, which optimize the client’s telephone system.

Since August 2002, Telemar has been authorized to provide local services in Regions II and III and in Sector 3 of the “Plano Geral de Outorgas — PGO” (general licensing plan). However, revenues from such services are not significant.

Fixed line to mobile calls refers to calls made from customers’ fixed phones to customers’ mobile phones. These services also include collect calls made by mobile phone customers to fixed line customers.

(ii)	Long-distance

Each state within Telemar’s operating region is divided into various local areas. Calls made from one local area to another are referred to as “intraregional long-distance calls”. Intraregional Services include intra-sectorial and intersectorial calls (calls between two different sectors, even within the same state).

➢	Intra-sectorial and intersectorial long-distance service

In Anatel enhanced competition between operators of long-distance fixed-line telephony services, by requiring customers to choose operator for each long-distance call made, by dialing the “Código de Seleção de Prestadora — CSP” (operator selection code) before the “Código Nacional — CN” (national code) and the number of the phone being called

➢	Inter-regional long-distance service

Interregional long-distance services correspond to calls where origin and destination are in distinct regions of the PGO. Having attained certain universal service targets in the second quarter of 2002, Telemar began, to provide interregional long-distance services originating in Region I in July 2002 and services originating in Regions II and III and in Sector 3 of the PGO in February 2003. To this end, Telemar signed interconnection contracts with other local wireline operators, to directly interconnect with their networks.

➢	International long-distance services

Furthermore, since July 2002, Telemar has been providing international long-distance STFC services originating in Regions I, II and III, through the license obtained by Oi, although the customer making the calls access these services using CSP 31. For this purpose, the company signed various international contracts to interconnect its network with those of the leading telecom operators abroad.

Notes to the financial statements

(iii)	Other fixed-line services.

➢	Prepaid calling cards for public telephones

Telemar owns and operates “Telefones de Uso Publico — TUPs” (public telephones) throughout Region I, with exception of PGO Sector 3. On December 31, 2006, Telemar had approximately 577 thousand TUPs in service (2005 — 615), all of them using prepaid calling cards (unaudited figures).

➢	Advanced voice services

Comprise the 0300, 0500, 0800 and 0900 services, through which business deals can be arranged or problems solved by calling a number with one of these prefixes, at a predetermined tariff, to be paid either by the caller or by the company offering the service.

➢	Additional services

Other services that are provided include changing or reorganizing lines, 102 directory inquiries, call blocking, follow-me, messages, and calls on hold, among others.

(b)	Mobile telephone services

Revenue from mobile telephone services comes from: (i) monthly subscription fees and utilization rates for originating calls;(ii) sales of handsets and accessories; (iii) national and international roaming; (iv) additional services, such as internet access, data transmission, Short Messages Services (SMS), call transfer, calls on hold and call blocking. The postpaid services include messages, call identification, conferencing, follow-me, call on hold and special services, depending on the type of handset and whether it has Wireless Application Protocol (WAP) or General Packet Radio Service (GPRS). The services are offered at reduced rates at certain times of the day.

The WAP portal is a channel for making services and content available to the customer, and the following are just some of the facilities available: sending and receiving e-mails; setting up contact groups; access to banking facilities and purchasing tickets for events. The WAP portal can also be used on-line to schedule personal activities or to start up contact groups.

Depending on the handset model, customers can have access to the GPRS service, which is available in all the main towns and cities in Region I. This service enables internet access over a mobile phone, laptop or palm pilot, allowing the customer to hook up to the internet even while speaking on the phone.

Customers on postpaid plans pay a monthly subscription fee and the services provided are billed on a monthly basis, while customers with prepaid plans purchase cards, which prices vary according to the number of minutes to be used. These cards have an expiration date, once the credit is activated.

Mobile telephone services in Brazil are provided on the basis of “the caller pays”, meaning that the customer only pays for calls made, plus any relevant roaming fees.

The tariffs vary according to the plan adopted, the origin of the call, its destination and its duration. The minimum charge for a call is 30 seconds, even if the call doesn’t last that long. After the first 30 seconds, the user is charged for every additional 6 seconds.

Oi also earns revenue from roaming contracts with other domestic and international mobile telephone operators.

Notes to the financial statements

Oi’s billing may be broken down as follows:

(i)	Monthly subscription fees and originating calls

Covers the charges for services based on the number and duration of local and national long-distance calls made, together with the revenue from subscriptions to the postpaid plans.

(ii)	Sales of handsets and accessories

Refers to revenue from sale of mobile phones, SIMcards (System Integrated Module) and other accessories.

(iii)	National and international roaming

Refers to the revenue from roaming contracts with other national and international mobile telephone operators. Every time another mobile operator’s subscriber makes a call within Region I, that operator will pay a contractually agreed fee to Oi, and the inverse occurs if an Oi customer makes a call from another area. The fee is then charged to the Oi subscriber.

(iv)	Additional services

Refer mainly to shared-network services, other value-added services, such as sending text messages and data communication services, which refer mainly to “Exploração Industrial de Linhas Dedicadas — EILD” (industrial use of dedicated lines) services, and especially data transmission in Regions I, II and III.

(c)	Remuneration for the use of the fixed-line network

Telemar has contracts covering interconnection and voice traffic with service providers to fixed-line and mobile subscribers (including individual and special mobile services). The operators are not allowed to discriminate in any way in providing interconnection services. It is a regulatory requirement that the terms of the contracts be freely negotiated between the parties, though they are subject to the review and approval of the regulator, Anatel. If the parties are unable to reach an agreement, either of them may request Anatel to arbitrate the defining of the contractual terms. Should Anatel not approve any contractual provision, it may demand alterations, as a condition of its ratification.

The services provided under the use of the Telemar network are largely related to competition in the long distance market. Consequently, Telemar’s main network use customers are long distance operators, who pay to use the network to provide such services to their subscribers, whether it be local or long distance. Whenever a slice is won of the long distance operators’ market, this is reflected by an increase in the revenue from Telemar’s long-distance services and a reduction in its revenue from network use, though with a positive net effect on total revenue, due to the difference in the tariffs for the two kinds of service.

Although Telemar holds 32 concessions, with separate accounting records (16 local and 16 long distance concessions), because the consolidated balances in these financial statements represent a single legal entity, there is no disclosure of the transactions between the separate concessions, such as, for example, the amounts relating to “Tarifa de Uso de Rede Local — TU-RL” (tariff for use of the local network) that is charged by the local concession to the long-distance concession. The consolidated figures also do not show the revenues and expenses of transactions between Telemar and Oi, which are eliminated in the consolidation process.

Notes to the financial statements

(d)	Remuneration for the use of the mobile network

Oi’s mobile network is directly interconnected with the national and international long distance wireline networks of all companies operating in Region I and of all Band A, B and E mobile operators in Region I.

Oi has roaming contracts with all other mobile telephone operators in Brazil, thus providing its subscribers with automatic access to roaming services when they are traveling in areas of Brazil where mobile services using Global System for Mobile communications (GSM) technology are available. Most of the revenue from the growth of the prepaid customer base is due to interconnection tariffs charged when customers of other fixed-line or mobile operators utilize Oi’s network to make calls to customers in Region I.

With the migration of mobile operators to SMP, customers may now choose the CSP for each call made.

Up until July 12, 2006, in dealings between mobile operators within the same area, network usage charges would only become due when the traffic originating from one of any two parties, in either direction, represents more than 55% (fifty-five percent) of the total traffic between those two operators. With the publication of Resolution no 438 in the “Diário Oficial da União — DOU” (official government gazette) of July 10, 2006, there was a significant change in the system of remuneration for use of the mobile network. As of July 13, 2006, the “full billing” system has been in effect, whereby the “Valor do Uso — Rede Móvel — VU-M” (value of mobile network use) is due to a mobile operator whenever its network is utilized as the origin or destination of a call. This resulted in an increase in interconnection costs, which is almost completely offset by an increase in revenues from the use of the mobile network.

(e)	Data transmission services

Telemar provides its clients with a variety of customized high speed data transmission services. These data transmission services include interconnection between local area networks at transmission speeds of 34  megabites per second (Mbps) or more, videoconferencing, the transmission of video/still pictures, multimedia applications and dedicated internet access through internet service providers, as well as private network services that allow clients to avail themselves of networks such as intranet or extranet. Telemar also provides “Serviços de Linhas Dedicadas — SLD” (dedicated line services), leasing these lines to other operators, as well as internet providers and business clients. Other operators, especially those providing wireless telephony, also lease trunk lines from Telemar to use in their independent networks (EILD).

Data transmission services are provided utilizing Telemar’s regional data transmission network and multiple service network platform, as well as the national radio and optic fiber network of Pegasus (incorporated by Oi, as per Note 1).

Telemar provides its data communication services, in the main towns and cities of Region I, utilizing ISDN and Asymmetric Digital Subscriber Line (ADSL) technology. ISDN lines began to be offered to residential customers in January 2000, and ADSL subscriptions became available to small and medium-sized companies in April 2001. In recent years, Telemar has placed emphasis on the commercializing of its ADSL-based service, going by the name of “Velox”, as a means of accessing the internet for the residential segment. The ADSL technology allows voice and data to be transmitted at high speed over a single pair of copper wires in the access network. Since voice transmission over the wirelines utilizes just one of the many possible frequency bands, the remaining bands can be utilized for data transmission.

An ADSL modem is installed on the customer’s conventional line and this, in turn, is connected to a Digital Subscriber Line Access Multiplexor (DSLAM) at the telephone exchange. Customers can use the telephone line and the internet simultaneously and pay a rental fee for the modem plus a fixed monthly subscription fee, independent of the amount of their internet use. The tariffs for the data communication services are determined in accordance with market criteria, and are not regulated by Anatel.

Notes to the financial statements

5	COST OF SERVICES RENDERED AND GOODS SOLD — BY NATURE

	2006	2005	2004

Interconnection(i)	2,792	2,394	2,517
Depreciation(ii)	2,762	2,930	2,974
Network maintenance (iii)	1,378	1,046	880
Rental and insurance(iv)	599	519	451
Cost of handsets and accessories(v)	578	835	932
Third-party services(vi)	348	340	285
Materials(vii)	288	309	248
Personnel(viii)	192	202	679
Concession Contract renewal fee — Anatel (Note 1)	139	—	—
Other costs and expenses(ix)	284	221	160

	9,360	8,796	9,126

(i)	The interconnection costs basically relate to fees charged by other mobile telephone operators for use of their networks, which substantially reduces the margin on fixed-line to mobile services (VC-1, VC-2 and VC-3). With the publication of Anatel Resolution no 438/2006, in July 2006, approving new regulations governing remuneration for SMP network use, the offsetting of traffic was discontinued and to be replaced by the process of full recognition of traffic revenues and expenses.

(ii)	The costs associated with the depreciation of switching and transmission equipment have been declining, due to the gradually increasing amount of fully depreciated Telemar equipment.

(iii)	The cost of network maintenance is largely made up of spending on hiring services for network maintenance, without any increase in useful life. The increase in these expenses is due to the expansion of “Velox” installations and of Oi’s network subscriber base, as well as increased spending on the external network, brought about by the changing profile of the engaged contractors, as contracts are renegotiated.

(iv)	The costs related to rental and insurance basically represent the amounts being paid for the rental of circuits, mobile platforms, electricity poles, satellite, rights of use and dedicated lines of other telephone service providers, as well as sites in which Oi’s transmission towers are installed.

Telemar has a network rental contract with Oi for the providing of STFC using Wireless Local Loop (WLL) technology, which network costs amounted to R$84 in 2006 (2005 — R$81).

In August 2005, Telemar and Oi signed a contract for reimbursement of costs incurred due to the assignment of network means to promote long distance STFC traffic outside Region I. This reimbursement, amounting to R$85, relates to discounts allowed by Oi on interregional and international calls, made by Telemar’s corporate clients in Regions II and III.

(v)	Refers to the cost of selling mobile handsets, Simcards and other Oi accessories, the reduction of which was due to the drop in mobile handset sales volume brought about by the encouragement of direct sales by the supplier to the respective sales outlets.

(vi)	The cost of third-party services relates basically to electricity.

(vii)	The cost of materials largely relates to those materials utilized in network maintenance, without any increase in the useful life of the items, as well as spending on fuels and lubricants.

(viii)	The reduction in personnel costs in 2005 is directly related to the fact that personnel costs of Contax Participações (2004 R$487) are no longer included as from 2005, due to the spin-off (Note 36).

Notes to the financial statements

(ix)	This item largely refers to spending on the Fistel fee for activation of new clients and maintaining network equipment, and to indemnifications, donations and fines. The increase since 2004 is mainly due to the expansion of Oi’s network customer base.

6  SELLING EXPENSES

	2006	2005	2004

Sales commission(i)	528	578	368
Call center (Note 1 and 36)	391	388	—
Postage and Billing	357	372	267
Other third party services	260	252	204
Provision for doubtful accounts	475	506	564
Marketing(ii)	310	292	252
Personnel	181	177	199
Other costs and expenses	91	115	128

	2,593	2,680	1,982

(i)	Refers to sales commissions and agency fees.

(ii)	The increased marketing expenditure is related to the commercial campaigns carried out by Telemar, particularly in regard to the product “Velox”, and to the launching of Oi Internet. Additionally, Oi has been strongly promoting its brand, through sponsorship and merchandising for a variety of sporting and fashion events, as well as through programs that are televised nationwide.

7  GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2005	2004

Third party services(i)	603	526	408
Personnel	272	215	220
Depreciation	202	228	197
Rental and insurance	103	89	88
Other costs and expenses	27	26	37

	1,207	1,084	950

(i)	Third party services relate basically to professional consulting and legal advice.

Notes to the financial statements

8  OTHER OPERATING EXPENSES, NET

	2006	2005	2004

Other operating income
Rental of infrastructure(i)	198	163	109
Fines on late payments (Note 12)	169	174	165
Equity method accounting adjustment	163	66	112
Bonuses/rebates obtained(ii)	64	31	42
Technical and administrative services	43	42	59
Recovered expenses(iii)	37	98	252
Amortization of negative goodwill on acquisition of AIX	6	6	28
Other revenues	32	6	89

	712	586	856
Other operating expenses
Provisions for contingencies(iv)	(620)	(574)	(614)
Taxes(v)	(383)	(345)	(340)
Amortization goodwill on acquisition of Pegasus (Note 19)	(75)	(76)	(75)
Amortization of deferred charges (Note 20)	(66)	(67)	(68)
Employee’s profit sharing (Note 30(b))	(53)	(51)	(111)
Impairment of assets held-for-use(vi)	(10)	(40)	(90)
Net effect of downstream merger goodwill(vii) (CVM 349)			(154)
Spending on fines	(10)	(36)	(31)
Other expenses	(106)	(154)	(145)

	(1,323)	(1,343)	(1,628)
Other operating expense, net	(611)	(757)	(772)

(i)	Refers to the rent charged to the mobile telephone operators for the utilization of buildings and infrastructure belonging to Telemar and Oi for the installation of “Estações de Rádio Base — ERBs” (radio base-stations). The growth in this other operating revenue is linked to the expansion of the mobile telephone network in Region I.

(ii)	This item refers to bonuses received from Oi and Telemar’s suppliers, in accordance with contractual clauses regarding the meeting certain handset and equipment purchase volumes.

(iii)	This refers mainly to recovery of tax credits, unduly paid in previous years. In 2004, another R$76 were recovered, referring to the reversal of provision for ICMS-agreement 69/98 (Note 23(ii)).

(iv)	The structure of the provisions for legal contingencies, and the changes that occurred during the fiscal year, are shown in Note 26.

(v)	During the fiscal year ended on December 31, 2006, the subsidiaries Telemar and Oi recorded a total of R$250 (2005 — R$217) in relation to “Fundo de Universalização de Serviços de Telecomunicações — FUST” (fund for universal access to telecommunications services) and “Fundo Tecnológico das Telecomunicações Brasileiras — Funttel” (fund for the technological development of brazilian telecommunications).

With regard to the FUST, between November 2003 and December 2005, in accordance with Anatel’s published decision, these contributions corresponded to 1.0% of the gross operating revenue from

Notes to the financial statements

telecommunications services, excluding EILD and interconnection charges, “Imposto Sobre Circulação de Mercadoria e Prestação de Serviços — ICMS” (value added tax),“Programa de Integação Social — PIS” (social integration program) and “Contribuição Social para Financiamento da Seguridade Social — COFINS” (social contribution for financing social security) taxes and any discounts allowed. From that point on, in response to Anatel docket no 1 (subsequently altered to docket no 7), the calculation base for the payments to the FUST was amended and no longer excludes EILD and interconnection charges.

Since January 2006 (with reference to December 2005), Telemar has been making provisions in relation to its contributions to the FUST, in the form of judicial deposits, following court injunction no 2006.34.00.000369-4, issued by the 7th Federal Court of the Judicial Section of the Federal District, in accordance with the provisions of Anatel’s docket published on December 19, 2005. This ruling determines the levying of said contribution on the amounts received from interconnection and network means and precludes the deduction of such costs from the calculation base for said contribution. The court injunction questions the constitutional validity of the contribution, the Anatel docket no 7 and its retroactive application. In April 2006, Telemar and the other operators, who are co-plaintiffs in the abovementioned injunction, obtained a temporary restraining order from the “Tribunal Regional Federal — TRF” (federal regional court) for the 1st Region against the retroactive application of that docket. FUST contributions relating to December 2005 and January 2006 were deposited in full by Telemar and as from February 2006, only the disputed amount has been deposited.

With regard to the Funttel, Telemar and Oi have been making provisions for the difference between the amounts to be paid, as calculated in accordance with the criteria in effect prior to December 2003 and using the new calculation methodology effective from then on, as a result of the abovementioned Anatel docket in relation to the FUST. In the opinion of the company’s management, the Funttel contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution. So far, the Ministry of Communications has yet to formalize the procedures for the calculation and payment of this contribution.

Furthermore, for presentation of consolidated results, the amounts of “Imposto Sobre Serviços — ISS” (tax on services), PIS and COFINS, levied on intra-group revenues were eliminated upon consolidation, totaling R$41 (2005 — R$58) and have been reclassified under this title.

(vi)	In 2005 this refers to loss on assets used in the WiFi-business (R$30) and in 2004 this refers to a property put up for sale (R$36) and some AIX assets, put up for sale (R$54).

(vii)	Refers to the amortization of the goodwill on the downstream merger described in Note 3 (a)). The reflect, conservatively, the company’s expectations for the generation of revenue from these assets.

The tax benefit of the amortization is passed on to Telemar Participações via issue of stock in the following year. It also includes the realization of the provision for goodwill reduction to the amount of the tax benefits to be earned. The tax benefits arising from this operation were fully realized until December 31, 2004. During the fiscal year ended on December 31, 2004, amortization amounted R$452 and the downstream merger amounted R$298.

Notes to the financial statements

9  INTEREST EXPENSES, NET

	2006	2005	2004

Interest income
Yield on marketable securities(i)	362	543	497
Interest and monetary variation on other assets(ii)	252	205	201
Financial discounts obtained(iii)	102	152	52
Other	17	8	26

	733	908	776
Interest expenses
Derivative results(iv)	(744)	(1,594)	(1,101)
Monetary and exchange variations on outstanding loans(iv)	344	836	453
Interest on own-capital (Note 28(d) and item(v))	(421)	(395)	(242)
Reversal of interest on own-capital (Note 28(d) and item(v))	421	395	243
Interest on outstanding loans	(410)	(537)	(608)
Monetary restatement of provisions for contingencies (Note 26)	(350)	(261)	(296)
Interest on debentures (Note 27)	(322)	(229)	(189)
Withholding tax on financial operations, bank charges and CPMF(*)	(232)	(326)	(252)
Financial discounts allowed	(86)	(97)	(133)
Interest on refinanced taxes (Note 25)	(72)	(93)	(82)
IOF, PIS and COFINS on financial income(**)	(67)	(111)	(130)
Interest and monetary variation on other liabilities	(60)	(93)	(71)
Other	(23)	(19)	(9)

	(2,022)	(2,524)	(2,417)
Interest expense, net	(1,289)	(1,616)	(1,641)

(*)	“Contribuição Provisória sobre Movimentação Financeira — CPMF” ( provisional contribution on financial transactions)

(**)	“Imposto sobre Operações Financeiras — IOF” (tax on financial operations)

(i)	Yield on marketable securities largely relates to the interest earned on investments in “Certificados de Depósito Bancário — CDB’s” (bank deposit certificates) and in investment funds (see Note 11).

(ii)	Refers, basically, to the monetary correction of judicial deposits and interest on accounts in arrears.

(iii)	This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iv)	In 2006, the Brazilian Real) appreciated 9.48% against the U.S. dollar (2005 — 13.40%).

(v)	Considering the tax benefit offered by the alteration of the income tax legislation, under Law no 9,249/1995, subsidiary Telemar declared R$650 as interest on own-capital during the fiscal year ended December 31, 2006, with the Parent Company recognizing the sum of R$529. The remaining part, R$121 refers to minority interests. The Parent Company declared R$300 relating to the fiscal year ended December 31, 2006, resulting in a total expense of R$421.

Notes to the financial statements

10  INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of corporate income tax and social contribution, calculated based on nominal rates and taxes recorded in the statement of operations, is shown below:

	2006	2005	2004

Income from continuing operations before tax	1,812	1,814	1,371

Income tax and social contribution, combined rate (34)%	(616)	(617)	(466)
Adjustments to determine the effective rate:
Income tax and social contribution (Note 15)	216	133	(171)
Tax effect of provision for goodwill reduction			101
Tax effects of interest on own-capital (Note 9)	143	134	83
Permanent exclusion of equity accounting adjustments	56	66	38
Tax effects on permanent additions(i)	(50)	(83)	(24)
Other	41	(4)	(8)

Income tax and social contribution, according to statement of operations	(210)	(371)	(447)

Effective rate	11.59%	20.46%	32.60%

(i)	This item refers to the expenses of fines, donations, gifts and sponsorship that are considered non-deductible, as well as losses on derivative operations at the Parent Company, Telemar and Oi. Furthermore, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution benefits (expenses) included in net income for the fiscal year are as follows:

	2006	2005	2004

Prior years(a)
Income tax	(2)	18	36
Social contribution		9	11

	(2)	27	47
Current year
Income tax	(540)	(396)	(356)
Social contribution	(183)	(141)	(125)

	(723)	(537)	(481)
Deferred
Income tax on temporary additions	243	31	153
Social contribution on temporary additions	81	4	55
Income tax on tax loss carry-forwards(b)	139	78	(165)
Social contribution on tax loss carry-forwards(b)	52	26	(56)

	515	139	(13)
	(210)	(371)	(447)

Notes to the financial statements

(a)	This basically refers to “Imposto de Renda Pessoa Jurídica — IRPJ” (corporate income tax) and “ Contribuição Social sobre o Lucro Líquido — CSLL”(social contribution) adjustments in the tax returns with regard to the previous fiscal year.

(b)	In accordance with the prevailing legislation, the tax loss carry-forwards may be offset against future taxable income, up to an annual limit of 30% of that income. Nevertheless, Telemar has obtained a preliminary injunction that guarantees the offsetting of the tax loss carry-forwards, for the base years prior to and including 1998, against 100% of Telemar’s taxable income, but it is maintaining a provision for legal contingencies in relation to moratorium charges, in the amount of R$89 million (2005 — R$80 million) — (Note 26), calculated on the early utilization of these credits. These tax credits were fully utilized up to January 2005.

11	CASH AND CASH EQUIVALENTS

	2006	2005

Cash and bank accounts	160	34
Financial investments:
Investment funds(i)	3,451	1,739
Repurchase operations(ii)	429	81
Government securities(iii)	260	590
Notes(iv)	236
CDBs(ii)	151	975
Deposits abroad(v)		352

	4,687	3,771

(i)	Investment funds have immediate liquidity. Of these funds, R$880 million (2005 — R$687 million) is held in investment funds abroad, whose portfolio essentially comprising U.S. government securities and private securities issued by financial institutions. The other R$2,571 million (2005 — R$1,052 million) is held in Brazilian investment funds.

(ii)	These financial investments are indexed to the variations in the rate of the “Certificado de Depósito Interbancário — CDI” (interbank deposit certificate) and have immediate liquidity.

(iii)	This item refers to investments in government securities such as “Letras Financeiras do Tesouro — LFTs” (government treasury bills) which have immediate liquidity.

(iv)	These represent investments in notes issued by foreign governments.

(v)	These refer to financial investments denominated in U.S. dollars, with extremely short maturities, that are indexed to the interbank rate of the U.S. financial market and have immediate liquidity.

Management of the investment portfolios is the responsibility of the funds themselves, and the consolidation of the financial statements for these funds is not required under the terms of CVM Instruction no 408/2004.

All of the Company’s financial investments have immediate liquidity and, accordingly, are treated as cash equivalents.

Notes to the financial statements

12	ACCOUNTS RECEIVABLE

	2006	2005

Services billed	2,989	2,778
Services metered, not yed billed	1,054	1,026
Mobile handsets and accessories sold	86	227
Provision for doubtful accounts	(325)	(320)

	3,804	3,711

The aging-list of accounts receivable is shown below:

	2006	%	2005	%

Not yet billed	1,054	25.5	1,026	25.4
Not yet due	1,140	27.6	1,415	35.2
Receivable from other providers	623	15.1	542	13.4
Overdue up to 30 days	659	15.9	545	13.5
Overdue between 31 and 60 days	206	5.0	177	4.4
Overdue between 61 and 90 days	213	5.2	105	2.6
Overdue more than 90 days	234	5.7	221	5.5

	4,129	100.0	4,031	100.0

A 2% fine is charged on the total value of the debt outstanding under accounts in arrears (recorded as “Other operating income”), plus interest of 1% per month, charged on a pro rata basis (recorded as “Interest income”), recognized in the books upon the issue of the next bill after the due date of the overdue bill.

Telemar may block outgoing calls, when the bill is 30 days or more overdue, block incoming calls also, when a bill is 60 days or more overdue, and remove the customer’s terminal when the bill is 90 days or more overdue, as long as the customer is given 15 days advance warning. After the removal of the terminal, which is carried out when the payment is between 95 and 110 days overdue, the name of the delinquent customer is forwarded to the appropriate credit protection agencies.

The policy adopted by Oi, in accordance with the rules established by Anatel, provides for the partial suspension of services, until full payment has been made of all amounts due, in the case of a payment that is more than 15 days overdue and the customer has not paid and/or straightened out the situation, after receiving notification requesting the payment. The same policy also determines that all outgoing and incoming calls be blocked when a payment is more than 30 days overdue. When a payment is more than 75 days overdue, all services are suspended and the name of the delinquent customer is included in the records of the credit protection services.

The rollforward of the provision for doubtful accounts is demonstrated below:

	2006	2005

Initial balance	320	348
Increase in provision	475	506
Write-offs	(470)	(534)

Balance at the end of the year	325	320

Notes to the financial statements

13	CREDITS RECEIVABLE

	2006	2005

Credits receivable — Way TV(i)	133
Credits receivable — Barramar S.A.(ii)	65	71
Assets put up for sale(iii)	57
Credits receivable — Hispamar S.A.(iv)	36	35
Provision for losses(iii)	(10)

	281	106

(i)	On July 27, 2006 TNL PCS Participações S/A, a subsidiary of the Parent Company, bought at an auction held by the Bovespa,a single block of 44,428,569 common stock and 27,962,449 preferred stock issued by WAY TV Belo Horizonte S.A. (“WAY TV”), for a total price of R$133 million.

WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

The contract for the purchase of the stock was signed on August 1, 2006 and the amount paid is currently held in a blocked account under the custody of Banco do Brasil S.A., awaiting Anatel’s approval of the acquisition of WAY TV BRASIL by TNL PCS Participações S/A.

(ii)	The amount receivable from the company Barramar S.A. represents 50% of the amounts recorded as realizable in the long term by AIX. Due to the bankruptcy of Barramar S.A., declared by the “5° Câmara de Direito Privado do Tríbunal de Justiça do Estado de São Paulo (São Paulo state supreme court 5th chamber of private law) in a ruling handed down on March 24, 2004, AIX is taking the appropriate legal steps to file its claims against the bankrupt estate and to have an assessment made of the operating assets of that company, by virtue of its participation in the Refibra Consortium.

(iii)	On July 26, 2006, the Boards of Directors of the Parent Company and Telemar approved the disposal of 14 properties at their average appraisal value, which does not exceed their acquisition cost.

(iv)	In November 2001, Telemar signed an association agreement with Hispamar Satélites S.A., to reduce cost of providing services to the north of the country, and especially cost of renting transponders from Embratel. On December 31, 2002, Telemar signed, along with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., a contract for onerous transfer of the right to use a Band C geostationary satellite, launched on August 4, 2004. The price of this transfer of usage right was determined by means of a study conducted by an independent firm of specialists, and totalled R$29, which is monetarily corrected according to the “Índice de Preços ao Consumidor — IPC” (consumer price index).

The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by Telemar’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Consequently, Telemar will continue to classify these amounts as realizable in the long term until they are converted into permanent investments. Telemar’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

Notes to the financial statements

14	RECOVERABLE TAXES

	2006	2005

ICMS (value-added tax)	644	659
Income tax and social contribution recoverable	248	529
Withholding income tax	191	322
Other taxes recoverable	100	121

Total	1.183	1.631

Current	934	1.397
Long-term	249	234

15  DEFERRED TAXES

	2006	2005

Provisions for contingencies	756	603
Temporary differences, mainly provision for doubtful accounts	659	531
Tax loss carryforwards	865	888
Unrecorded tax credits(i)	(158)	(373)

TOTAL	2.122	1.649

Current	236	210
Long-term	1.886	1.439

The Company records its deferred tax credits arising from temporary differences and tax loss carry forwards in accordance with CVM Resolution no 273/1998 and CVM Instruction no 371/2002, which allows tax loss carry forwards to be recorded if, according to approved technical studies, there is sufficient generation of future profits to offset these tax loss carry forwards, up to a limit of ten years.

(i)	Unrecorded tax credits on tax loss carryforwards amount to R$155 (2005 — R$280), of which R$109 relates to Oi (2005 — R$239). Unrecorded tax credits on temporary differences amounted to R$3 at December 31, 2006 (2005 — R$93).

The rollforward of the unrecorded tax credits is as follows:

	2006	2005

Initial balance	373	493
Additional unrecorded tax credits	77	75
Tax credits recorded	(292)	(195)

Balance at the end of the year	158	373

Notes to the financial statements

16	PREPAID EXPENSES

	2006	2005

Financial charges(i)	232	306
Subsidy on Oi handsets(ii)	179	214
Fistel fee(iii)	85	104
Insurance	12	14
Taxes and contributions	10	10
Other(iv)	29	7

	547	655

Current	336	393
Long-term	211	262

(i)	Financial charges and premiums paid in advance, when obtaining loans, financing and the issuing of debentures, are amortized during the term of the related contracts (see Notes 21 and 27),

(ii)	Refers to postpaid mobile handsets, sold with an average subsidy of R$300.00. The deferral of the subsidy has been calculated based on net additions, recoverable over a period of up to twelve months, as foreseen in the contract’s fine clauses for early cancellation or migration to prepaid plans.

(iii)	This item refers to the Fistel fee, paid on the activation of new clients (R$26.83 per activation). The amount is deferred and amortizated over the estimated churn period of 24 months.

(iv)	This item refers to the expenses with annual rights of way contract rental of circuits equipments and posts, among other things.

17	JUDICIAL DEPOSITS AND JUDICIAL BLOCKINGS (COURT ORDERED JUDICIAL DEPOSITS)

	2006	2005

Tax	569	315
Labor	333	228
Civil	254	170
Judicial blockings	248	204

	1,404	917

The Company maintains certain judicial deposits in order to guarantee its right to appeal in civil, labor and tax proceedings, and among the last we highlight:

	2006	%	2005	%

ICMS tax assessments (Covenant 69/1998)	132	23.1	69	22.0
INSS	110	19.3	84	26.8
ICMS tax assessments	71	12.5	38	12.2
IRPJ	62	10.9	33	10.5
FUST (Note 8(v))	53	9.4
IPTU	35	6.1	28	9.0
Other(i)	106	18.7	63	19.5

	569	100.0	315	100.0

Notes to the financial statements

(i)	This item refers to deposits that serve as guarantee against fiscal enforcement in relation to tax charges administered by the “Secretaria da Receita Federal — SRF” (Internal Revenue Service — IRS), as well as the suspension of liability in relation to other charges by municipal and state Government bodies.

For disputes where chances of loss are considered to be probable, provisions have been made for “Instituto Nacional do Seguro Social — INSS” (national institute for social security) and “Imposto Predial e Território Urbano — IPTU” (tax on urban buildings and land) contingencies totaling R$57 (2005 — R$53), for ICMS amounting to R$228 (2005 — R$159) and for IRPJ and FUST in the amount of R$154 (2005 — R$93).

As determined in the respective legislation, the tax judicial deposits are being corrected monetarily on the following basis:

•	Federal and State taxes — Variations in the “Sistema Especial de Liquidação e Custódia — SELIC” (Brazilian central bank base interest rate); and

•	Municipal taxes — “Unidade Fiscal de Referência — UFIR” (fiscal reference unit).

18	PROPERTY, PLANT & EQUIPMENT

					Annual
					rate of
		Accumulated	2006	2005	depreciation
	Cost	depreciation	net	net	(%)

Cables (access network)	6,237	(3,656)	2,581	2,681	5 to 20
Telemar transmission equipment	8,762	(7,089)	1,673	1,527	20
Oi transmission equipment	2,121	(621)	1,500	1,424	10
Oi switching equipment	1,111	(292)	819	677	10
Underground ducts	2,013	(1,273)	740	783	4
Buildings	2,032	(1,329)	704	823	4 to 10
Trunking switches	5,601	(4,977)	624	882	5 to 20
Posts and towers	923	(388)	535	518	4 to 5
Construction in progress	515		515	752
Other equipment	1,877	(1,375)	502	521	10 to 20
Leasehold Improvements	608	(216)	392	326	10
Telemar switching equipment	9,189	(8,803)	387	661	20
Computer hardware	674	(451)	223	269	20
Land	138		138	157
Inventories for network expansion	135		135	116
Terminals	2,201	(2,129)	72	160	13 to 20
Other assets	612	(419)	193	241	10 to 20

	44,749	(33,016)	11,733	12,518

Additional information

(a)  Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value (impairment analysis). No impairment loss was identified in 2006 and 2005.

According to clause 21.1 of the concession contracts, all of the assets belonging to Telemar and which are indispensable to provide the services described in these contracts, are considered revertible. These assets will revert automatically to Anatel at the end of the concession. At December 31, 2006, the remaining balance

Notes to the financial statements

of the revertible assets is estimated at R$6.5 billion (2005 — R$7.3 billion), comprising assets and construction in progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes resulting from further internal reviews and Anatel definitions (unaudited amounts).

(b)  As disclosed in Note 21, Oi pledged certain assets.

(c)  The Company has a variety of lease contracts for computer equipment, the amount of which are taken to income over the term of these contracts (see title “Rental and insurance” in Note 5 ). Should these operations be recorded as property plants and equipment, as a contra entry to accounts payable, the values of the contracts may be summarized as shown below:

	Drawn down	Maturity	Number of	Asset balance		Liabilities balance		Expense for the year
Lessor	date	date	installments	2006	2005	2006	2005	2006	2005

IBM Leasing	03/01/2006	03/01/2009	36	76	100	61	89	31	22
IBM Leasing	15/01/2005	15/01/2008	36	31	45	10	33	33	26
IBM Leasing	10/04/2006	10/04/2009	36	6	—	5	—	2	—
IBM Leasing	25/10/2006	24/10/2010	48	3	—	3	—	—	—
IBM Leasing	30/08/2006	30/08/2009	36	3	—	3	—	—	—
IBM Leasing	25/10/2006	24/10/2009	36	3	—	3	—	—	—
IBM Leasing(i)	25/10/2004	25/10/2008	45	2	3	2	3	2	1
IBM Leasing	29/03/2006	29/03/2009	36	2	—	2	—	1	—
Fináustria(ii)	21/10/2002	21/10/2006	16	2	4	—	4	5	5
Other	28/03/2006	28/02/2006	12-38	4	7	1	3	4	7
	—	—		132	159	90	132	78	61

(i)	First installment was due on February 25, 2005.

(ii)	Quarterly installments.

19  INTANGIBLE ASSETS

					Annual
					rate of
		Accumulated	2006	2005	amortization
	Cost	amortization	net	net	(%)

Oi’s license(i)	1,237	(394)	843	932
Computer software	1,268	(833)	435	326	20
Goodwill(ii)	378	(302)	76	151	20
Others	88	(57)	31	36	20

	2,971	(1,586)	1,385	1,445

(i)	This item refers to the right to use certain radio frequencies, acquired by Oi in March 2001, for the sum of R$1,102 , and in July 2003 and January 2004, for R$71 , the amortization of which is calculated according to the validity period of these authorizations, which extends up to March 12, 2016. The financial charges incurred prior to Oi’s operational start-up, totaling R$64 , have been capitalized.

(ii)	Refers to the goodwill paid by the Company on the acquisition of Pegasus, which is justified by the expectation of future profitability and synergy gains between operations of the Company and Pegasus (Note 3 (b)).

Notes to the financial statements

20	DEFERRED CHARGES

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase and are being amortized based on economic feasibility studies. The average amortization period is estimated at ten years for Oi Internet, AIX and Oi.

Consolidated deferred charges can be broken down as follows:

	2006	2005

Interest expenses	352	336
Third-party services	235	235
Personnel	47	47
Materials (mainly handsets)	31	31
Revenue from the sales of handsets	(19)	(19)
Rental and insurance	23	30
Accumulated amortization	(300)	(234)

	369	426

The balances per subsidiary can be summarized as follows:

		Accumulated	2006	2005
	Cost	amortization	Net	Net

Oi	632	(286)	346	409
AIX	22	(11)	11	13
TNL PCS Participações	9		9
Oi internet	4	(1)	3	4

	667	(298)	369	426

21	LOANS AND FINANCING

(a)  Local currency

	Draw down
	date	Maturity	Guarantees(***)	Financial charges(*)	2006	2005

BNDES(i)	11/2006	06/2014	TNL endorsement and Telemar receivables	TJLP + 2.50% p.a./ 4.50% p.a.	811
BNDES(ii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.	555	607
BNDES(iii)	12/2000	01/2008	TNL endorsement and Telemar receivables	TJLP + 3.85% p.a.	468	885
BNDES(iv)	12/2003	01/2011	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	323	395
BNDES(v)	07/2005	08/2013	TNL endorsement and Telemar receivables	TJLP + 3.50% p.a./ 4.50% p.a.	81	84
BNDES	12/2005	12/2013	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	24	24
BNB(**)	06/2004	12/2014	Telemar receivables	11.9% p.a./10.5% p.a.	196	158
Other					11	15
Financial charges					11	20

			Total in local currency		2,480	2,188

Notes to the financial statements

(*)	“Taxa de Juros de Longo Prazo — TJLP” ( long-term interest rate)

(**)	Banco do Nordeste do Brasil S.A. — BNB

(***)	Parent Company is herein referred to as “TNL”

(b)  Foreign currency

	Draw down
	date	Maturity	Guarantees(***)	Financial charges(*)	2006	2005

United States Dollar:
ABN AMRO Bank N.V.(vi)	08/2001	08/2009	TNL endorsement	LIBOR + 0.50% p.a. to 3.81% p.a.	507	1,102
ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	5.45% p.a.	129	141
ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	LIBOR + 3.0% p.a. to 4.83% p.a.	128	140
ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	5.05% p.a.	64	70
ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	5.51% p.a.	50	66
ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	5.43% p.a.	43	47
ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	5.28% p.a.	33	36
ABN AMRO Bank S.A.	02/2006	11/2008	No guarantee	5.40% p.a.	29
ABN AMRO Bank N.V.	12/2000	05/2006	No guarantee	LIBOR + 5% p.a.		17
FINNVERA(vii)	02/2003	02/2012	TNL endorsement and pledge on Oi equipment	LIBOR + 1.1% p.a.	235	304
FINNVERA(vi)	11/2004	11/2010	TNL endorsement and pledge on Oi equipment	LIBOR + 1.685% p.a. and 4.56% p.a.	106	116
Senior Notes(viii)	12/2003	08/2013	No guarantee	8% p.a.	321	351
KFW(vii)	02/2003	08/2012	TNL endorsement and pledge on Oi equipment	LIBOR + 0.75% p.a.	105	133
KFW	07/2002	01/2011	No guarantee	LIBOR + 0.8% p.a. and 4.5% p.a.	95	135
KFW	06/2000	10/2009	No guarantee	8.75% to 11.87% p.a.	73	137
Société Générale/Coface(vii)	02/2003	11/2012	TNL endorsement and pledge on Oi equipment	LIBOR + 0.75% p.a.	74	95
Société Générale / Natexis	12/2004	10/2009	No guarantee	LIBOR + 1.95% p.a.	55	70
Société Générale	12/2002	06/2007	No guarantee	LIBOR + 5% p.a.	3	17
NIB(vii)	03/2003	02/2012	TNL endorsement and pledge on Oi equipment	LIBOR + 4.3% p.a.	44	57
NIB(vi)	11/2004	11/2010	TNL endorsement and pledge on Oi equipment	LIBOR + 1.625% p.a. and 4.5% p.a.	43	47
Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	5.9% p.a.	26	29
BANESPA(****)	01/2004	01/2007	No guarantee	6.5% p.a.	17	19
EDC(*****)	01/2000	04/2007	No guarantee	LIBOR + 3.0% p.a.	10	32
Deustche Bank GB	01/2004	01/2007	No guarantee	LIBOR + 4% p.a.	8	27
Unibanco	12/2004	12/2007	No guarantee	4.90% p.a.	8	8
Fuji Bank, Limited	11/2000	09/2006	No guarantee	LIBOR + 1.5% p.a.		43
SEB Merchant Banking	03/2002	10/2006	No guarantee	LIBOR + 2.75% p.a.		19
Banco Itaú S.A.	12/2000	04/2006	Promissory note	LIBOR + 2.75% p.a. to 3.125% p.a.		10
Banco Bilbao Vizcaya
Argentaria S.A.	07/2000	12/2006	TNL endorsement	6.84% p.a.		5
BankBoston N.A	12/1999	01/2009	TNL endorsement	LIBOR + 4.25% p.a.		2
SIEMENS Ltda.	06/2002	10/2007	TNL Promissory note	LIBOR + 4.71% p.a.		10

Notes to the financial statements

	Draw down
	date	Maturity	Guarantees(***)	Financial charges(*)	2006	2005

Japanese Yen:
JBIC(ix)	01/2003	01/2011	No guarantee	Japanese LIBOR + 1.25% p.a.	301	407
JBIC(ix)	08/2001	01/2010	No guarantee	1.65% p.a.	294	417
Unibanco(x)	09/2006	12/2008	No guarantee	1.0% p.a.	317
Currency basket BNDES (xi):
BNDES(iii)	12/2000	01/2008	TNL endorsement and Telemar receivables	UMBND + 3.85% p.a.	120	253
BNDES(iv)	12/2003	01/2011	TNL endorsement and Telemar receivables	UMBND + 4.50% p.a.	55	75
Financial charges					84	53

		Total in foreign currency			3,377	4,490
		Balance of foreign currency swap operations			1,460	1,952
		Total loans and financing			7,317	8,630

				Current	1,999	2,828
				Long-term	5,318	5,802

(****)	Banco do Estado de São Paulo S.A. — BANESPA

(*****)	Export Development Corporation — EDC

(a)	Changes in balance of loans and financing during the fiscal years ended December 31, 2005 and 2006

				Financial
Year	Initial Balance	Additions	Amortization	charges	Final balance

2006	8,630	1,210	(3,306)	783	7,317
2005	10,789	772	(4,170)	1,239	8,630

The average annual interest rate on local currency debt, which amounted to R$2,480 as at December 31, 2006 (2005 — R$2,187), is 10.4% p.a. (2005 — 13.9%). The average annual interest rate charged for foreign currency debt, which totaled R$3,377 on that same date (2005 — R$4,490), is 7.0% p.a. (2005 — 6.1%) for funds obtained in U.S. Dollar, 1.5% p.a. (2005 — 1.5%) for funds denominated in Japanese Yen and 9.9% p.a. (2005 — 10.2%) for funds obtained through “Banco Nacional de Desenvolvimento Econômico e Social — BNDES” (national bank for economic and social development) currency basket. The financial charges on the debt are basically composed of interest and monetary and exchange variations, net of the results of swap operations.

(b)  Description of principal loans and financing

(i)	In November 2006, Telemar signed a contract for financing from BNDES, amounting to R$1,971, and has drawn down R$810 to finance the expansion and technological upgrading of the Telemar fixed telecommunications network, programmed for the period 2006 to 2008. The financial charges mature on a quarterly basis up to June 2009, from which time the payments are monthly, between July 2009 and June 2014. The principal will become due on a monthly basis, as from July 2009.

(ii)	In September 2004, Oi closed a financing contract with BNDES, amounting to R$663, and has drawn down R$585 of this, R$400 in September 2004 and R$185 in May 2005, with the aim of financing its capital expenditure plan. The financial charges matured on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal is due on a monthly basis,

Notes to the financial statements

since May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to Telemar.

(iii)	This item refers to the utilization of the resources of special lines of credit for the acquisition and installation of equipment, infrastructure and other items, under the terms of “Programa de Apoio a Investimentos em Telecomunicações — PAIT” (program to support investments in telecommunications). The maturities of the financial charges and principal are on a monthly basis, until January 2008. At December 31, 2006, Telemar was in compliance with the financial indicators determined under the contract.

(iv)	During the period December 2003 to October 2004, Telemar drew down R$530 against a loan contract closed with BNDES in December 2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The maturity of the financial charges was quarterly, until January 2005, and became monthly, from May 2005 until January 2011. The principal is due on a monthly basis, since May 2005.

(v)	In July 2005, Telemar closed a loan contract with BNDES, amounting to R$218, drawing down R$80 in July 2005 for the financing of its “Plano Geral de Metas para Universalização — PGMU” (general target plan for universal access). The financial charges matured quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal is due on a monthly basis, since September 2006.

(vi)	In August 2001, Oi obtained a credit-line for US$1,425 million from a consortium of banks (FINNVERA and NIB, a.o.) and suppliers (Nokia, Siemens and Alcatel), led by the Dutch bank ABN AMRO N.V., to cover both capital expenditure and working capital. In November 2003, the debt was transferred from Oi to Telemar. After carrying out three restructurings of the loan, the most recent being in August 2005, the balance of this credit-line at December 31, 2006 was US$310 million, discounting the contractual amortization, with no further funds available to draw down.

(vii)	In December 2002, Oi closed a financing contract with — “Kreditanstalt Für Wiederaufbau — KFW”,—“Nordic Investment Bank — NIB”, Société Générale/Coface and — “Finnish Export Credit — FINNVERA”, amounting to US$300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to Telemar.

(viii)	On December 18, 2003, the Parent Company obtained R$879 (US$300 million) through the issue of non-convertible “Senior Notes” abroad. JP Morgan coordinated the issue, while “Banco do Brasil Securities — BB Securities” and — ” Credit Suisse First Boston — CSFB” participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with the Parent Company having the annual option of early redemption as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, the Parent Company effected the early redemption of some of these Senior Notes, in the amount of US$150 million, which were subsequently cancelled.

(ix)	In August 2001 and January and February 2003, the Parent Company obtained R$1,646 from JBIC — to finance Telemar’s capital expenditure.

(x)	In September 2006, the Parent Company raised R$322 from Unibanco — União de Bancos Brasileiros S.A., as on-lending of external resources (Resolution 2770), for the purpose of working capital finance.

(xi)	BNDES discloses its currency basket (UMBND) rate on a daily basis.

Notes to the financial statements

The maturity of long-term debt with third parties has been scheduled as follows:

	2006	%	2005	%

Local currency
2007			648	11.2
2008	268	5.0	246	4.2
2009	302	5.7	211	3.6
2010	383	7.2	211	3.6
2011	310	5.9	140	2.4
2012 and thereafter	555	10.4	134	2.4

	1,818	34.2	1,590	27.4
Foreign currency
2007			1,189	20.5
2008	1,621	30.5	1,196	20.6
2009	954	17.9	870	15.0
2010	387	7.3	382	6.6
2011	155	2.9	159	2.7
2012 and thereafter	383	7.2	416	7.2

	3,500	65.8	4,212	72.6
Total
2007			1,837	31.7
2008	1,889	35.5	1,442	24.8
2009	1,256	23.6	1,081	18.6
2010	770	14.5	593	10.2
2011	465	8.8	299	5.1
2012 and thereafter	938	17.6	550	9.6

	5,318	100.0	5,802	100.0

22  DIVIDENDS AND INTEREST ON OWN-CAPITAL

	2006	2005

Proposed dividends and interest on own-capital of Parent Company	304	781
Interest on own-capital to minority stockholders of Telemar	113	192
Prior years’ dividends and interest on own-capital not claimed of Parent Company	82	57
Prior years’ dividends and interest on own-capital not claimed of subsidiaries	55	38

Total	554	1,068

Notes to the financial statements

23  TAXES OTHER THAN ON INCOME

	2006	2005

ICMS(i)	415	567
ICMS — Agreement 69/98(ii)	180	118
PIS and COFINS	96	124
Other indirect taxes on operating revenues	48	23

Total	739	832

Current	540	712
Long-term	199	120

(i)	A variety of municipal, state and federal taxes are levied on telecommunications services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at differing rates. The ICMS rate for Rondônia is 35%; it is 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas, Maranhão and Mato Grosso do Sul. For all the other states, the ICMS rate is 25%.

(ii)	In June 1998, the state finance secretaries approved Covenant 69, broadening the range of ICMS, which could now be levied on other services, including connection fee. According to the new interpretation, this ICMS could be applied retroactively to the preceding five years. Management and legal advisors consider that the broadening of the range to include services that are supplementary to those of telecommunications is questionable because: (a) the state finance secretaries acted beyond their authority; (b) the new interpretation embraces services that are not considered to be telecommunications; and (c) new taxes cannot be applied retroactively.

Upon the publication of the abovementioned Covenant, Telemar filed a writ against the levying of ICMS on the services of installation and connection (the principal revenues under discussion), and has been recording a monthly provision, corrected monetarily, in relation to this case. Recently, Telemar obtained favorable definitive rulings in the proceedings it filed in the states of Sergipe, Amazonas and Amapá, with the declaration that it was unconstitutional to charge ICMS on such services. The “Superior Tribunal de Justiça — STJ” (supreme justice court) is also tending towards the understanding that ICMS should not be levied on the revenues from connection and other services that prepare the way for telecommunications services.

In view of the position of the STJ, the management understands that the amounts that have been charged to the subscribers ought to be returned to them, as the legal proceedings are decided in the different states. Additionally, the management considers that the reimbursement of these amounts is conditional on the subscriber still forming part of the active customer base and being up to date in his or her payments this way, the part of the provision relating to inactive subscribers and delinquents customers has been reverser on December 31, 2004, in the total amount of R$78 of which R$76 for principal and R$2 for monetary restatement, classified in the consolidated financial statements as “Recovered expenses” (see note 8) and “Interest income” (see note 9), respectively. In 2005, only monetary correction, of R$21, was applied to the remaining provision.

Notes to the financial statements

24  DEFERRED TAXES ON INCOME LIABILITIES

	2006	2005

Federal income tax payable	169	330
Social contribution payable	75	141
Income tax withheld at source on interest on own-capital	37	28
Additional indexation expense from 1990(i)	12	14

	293	513

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pré-1990 indexation adjustment to property, plant and equipment, according to Brazilian tax legislation.

25  TAX REFINANCING PROGRAM

The Parent Company and its subsidiaries have all adhered to the “Parcelamentos Especial — PAES (also known as “Programa de Recuperação Fiscal II — REFIS II”) (tax refinancing program), governed by Law no 10,684/2003, with the registration of a substantial portion of the debt to the national treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the before mentioned law, the Parent Company and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever should happen first.

The refinancing has been scheduled over 180 months for the Parent Company and 120 months for its subsidiaries, and the amounts of R$14 (the Parent Company) and R$122 (consolidated) were settled on time during the year ended on December 31, 2006, in compliance with the provisions of CVM Instruction no 346, which address the regularity of the payments as an essential requirement for sustaining the conditions provided for under REFIS II.

The amounts covered by the REFIS II are as follows:

	2006		2005
		Long-		Long-
	Current	term	Current	term

COFINS	65	356	60	390
CPMF	27	168	25	180
IRPJ	12	63	11	70
CSSL	4	26	4	27
INSS — SAT	3	21	3	22
IOF	14	129	13	132
PIS	1	3	1	4

	126	766	117	825

Notes to the financial statements

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	2006				2005
	Principal	Fines	Interest	Total	Total

COFINS	304	31	87	422	450
CPMF	142	14	39	195	206
IRPJ	41	10	24	75	81
CSSL	16	4	9	29	31
INSS — SAT(*)	14	2	8	24	25
IOF	105	10	28	143	145
PIS	3		1	4	4

	625	71	196	892	942

(*)	“Seguro Acidente de Trabalho — SAT” (insurance for labor accidents)

These amounts are corrected monetarily according to the variations of the TJLP, with R$13 (2005 — R$16) and R$72 (2005 — R$93) being recognized, respectively, in the Parent Company and consolidated figures as “Interest expenses”, for the fiscal year ended December 31, 2006 (Note 9).

At December 31, 2006, the payment flows through REFIS II, adjusted to present value at the rate of 12% p.a. (forecast average remuneration rate), for the remaining eleven years and five months, totaled R$138 (Parent Company) and R$788 (consolidated).

Faced with the undue classification, by the SRF and the “Procuradoria Geral da Fazenda Nacional — PGFN” (general procuration service of the IRS), of debts under the PAES, the Company felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this end, and in view of the concession in the aforementioned suit of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits are being made, of approximately R$3 per month, until such time as an administrative or judicial decision is handed down, determining the correct balance of the debts included in the PAES. In May 2006, Telemar obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of the Parent Company and Oi, the same undue inclusion by the authorities of amounts other than those specified by the companies has occurred. On August 22, 2006, the SRF removed the Parent Company and Oi from the REFIS II program, based on their supposed default. Since this exclusion is considered by the management and legal advisors to be totally unfounded, given that the calculation of the installments paid is based on amounts that were asked to be included, the Parent Company and Oi are taking the necessary administrative and judicial steps for reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law no 10,684/2003, the amount of the long-term debt, totaling R$156, will be transferred to current liabilities and would result in the complementary recording of financial charges amounting to approximately R$14.

Notes to the financial statements

26  PROVISIONS FOR CONTINGENCIES

(a)	Composition of book value

		2006	2005

	Tax
(i)	ICMS assessments	286	159
(ii)	Tax loss carry-fowards	89	80
	FUST	65	13
(iii)	ISS	50	49
	INSS	47	42
(iv)	ILL	41	38
	Funttel	28	14
(v)	Other claims	138	78

		744	473
	Labor
(i)	Overtime	372	340
(ii)	Claims by outsourced personnel	262	229
(iii)	Hazardous work conditions premium	121	111
(iv)	Salary differences/Equalization of salary scales	111	106
(v)	Indemnities	107	79
(vi)	Other claims	156	138

		1,129	1,003
	Civil
(i)	Anatel estimates	160	114
(ii)	Small claims courts	77	56
(iii)	Anatel fines	55	33
(iv)	FASS indemnity		73
(v)	Other claims	263	187

		555	463

Provisions for contingencies are monetarily restated on a monthly basis, according to the interest rates established in the respective legislation, as follows:

Tax:    Variation of the SELIC — interest rate;

Labor:	Variation of the “Tribunal Regional de Trabalho — TRT” (regional labor court) interest rate, plus interest of 1% per month;

Civil:	Variation of the “Taxa Referencial — TR” (reference rate) interest rate, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003).

Notes to the financial statements

(b)  Breakdown of the claims according to level of risk at December 31

	2006
	Tax	Labor	Civil	Total

Probable	744	1,129	555	2,428
Possible	6,012	959	1,807	8,778
Remote	273	1,085	626	1,984

Total	7,029	3,173	2,988	13,190

	2005
	Tax	Labor	Civil	Total

Probable	473	1,003	463	1,939
Possible	4,162	749	455	5,366
Remote	235	690	358	1,283

Total	4,870	2,442	1,276	8,588

(c)  Summary of changes in the balances of the provisions for contingencies

	Tax	Labor	Civil	Total

Balance at December 31, 2004	568	725	334	1,627
Spin-off of TNL Contax	(2)	(9)		(11)
Additions, net of reversals	223	266	178	667
Write downs due to settlement	(321)	(136)	(127)	(584)
Monetary correction (Note 9)	26	157	78	261
Transferred to ICMS payable (Note 23)	(21)			(21)

Balance at December 31, 2005	473	1,003	463	1,939
Additions, net of reversals(a)	294	130	278	702
Write downs due to settlement	(143)	(135)	(285)	(563)
Monetary correction (Note 9)	120	131	99	350

Balance at December 31, 2006	744	1,129	555	2,428

(a)	Total additions net of reversals, amounting to R$702, comprise the expenses of provisions for contingencies, in the amount of R$620 (see Note 8) and the amounts shown in the table below, totaling R$82.

Notes to the financial statements

The provisions in relation to the issues of ICMS on the leasing of IP gateways, FUST, Funttel, ICMS credit on electricity and IRPJ on external operations are all recorded under the income accounts for the respective charges, as shown below:

	2006	2005

Deductions from gross revenue:
Leasing of IP gateways	(15)
Other operating expenses:
FUST	(48)	(13)
Funttel	(11)	(8)
ICMS credit on electricity	(8)	(31)
Interest expenses:
IOF		(40)

	(82)	(92)

(d)	Provisions for probable losses

Tax:

(i)	ICMS tax assessments — Refers to a provision that is considered by management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; (c) assessments relating to non-compliance with obligations regarding access; and (d) assessments for taxes on electricity. The change that occurred during the fiscal year ended on December 31, 2006 basically represents new claims and monetary correction.

(ii)	Compensation for tax loss carryforwards — As disclosed in Note 10, Telemar has obtained a preliminary injunction guaranteeing compensation for tax losses and a negative calculation base, when ascertained for the base years prior to and including 1998, offsetting this against 100% of taxable income. The change that occurred during the fiscal year ended on December 31, 2006 relates to monetary correction.

(iii)	ISS — Telemar maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added technical and administrative services, such as the leasing of equipment. The amount set aside represents that portion of the assessments that the company’s legal advisers consider to be subject to the incurring of loss.

(iv)	“Imposto Sobre Lucro Líquido — ILL” (tax on net income) — Telemar has offset the ILL paid up to the calendar year 1992, based on decisions by the STF with regard to the unconstitutional nature of said tax. Even though the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been made regarding the criteria for correcting these credits monetarily. The change that occurred during the fiscal year ended on December 31, 2006 relates to monetary correction.

(v)	Other claims — These largely relate to provisions to cover IPTU tax assessments, amounting to R$10 (2005 — R$10), sundry tax assessments relating to IRPJ and CSLL in the amount of R$35 (2005 — R$25), and provisions for ICMS on electricity credits, totaling R$66 (2005 — R$19), in view of the revoking of the Rio de Janeiro State Resolution no 222/2005 conceding these credits.

Notes to the financial statements

Labor:

There has been an increase in payments in settlement of claims, resulting from agreements with the labor union Sinttel in the states of Maranhão, Rio de Janeiro, Pernambuco and Espírito Santo, and there has also been a significant increase in the volume of labor lawsuits, as a result of: (a) the impact on staff of the restructuring of previous years; (b) the “Fundo de Garantia por Tempo de Serviço — FGTS” (guarantee fund) contract rescission penalty incentive to recover the inflation differences in relation to the Verão and Collor economic plans; (c) an increased number of lawsuits in relation to the knock-on effect of the decommissioning of network maintenance companies whose performance was not up to the quality standards required by the Telemar Group; (d) expansion of the jurisdiction of the labor courts following the publication of Constitutional Amendment no 45; and (e) increased labor union powers to act as a legal substitute.

The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

(i)	Overtime — Claims relating to requests to receive additional worked hours after normal shifts.

(ii)	Outsourced employees — Claims filed by former employees of contracted companies, where Telemar is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(iii)	Hazardous work conditions premium — This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installations.

(iv)	Salary differences / Equalization of salary scales — Represented by funds due to differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(v)	Indemnities — Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisionary stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(vi)	Other claims — Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	2006	2005

Sundry labor fines	37	37
Pension plan supplementation	26	20
PIRC(*)	18	23
Salary differences	17	17
Other	58	41

	156	138

(*)	“Plano incentivado de Rescisão Contratual — PIRC” (voluntary retirement plan)

Civil:

(i)	Anatel estimates — The change in the year ended December 31, 2006 is the result of a supplementary provision of R$52 (2005 — R$73) and payments amounting to R$6, largely relating to non-compliance with PGMU obligations, the disruption of customer services and impediments to inspection.

Notes to the financial statements

(ii)	Small claims courts — Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum salaries. The change that occurred during the year ended on December 31, 2006 may be explained by an increase in the number of claims outstanding, moves by the judiciary to settle the claims and the implementation of a system, using a new methodology, to standardize the calculations at all the branch offices. Over the course of the year ended on December 31, 2006, payments were made in settlement of various of these suits, in the amount of R$85 (2005 — R$77), offset by new provisions amounting to R$106 (2005 — R$90).

(iii)	Anatel fines — The change in the year ended December 31, 2006 comprises a supplementary provision of R$85 (2005 — R$77) and payments totaling R$63 (2005 — R$25), largely as a result of failure to respect the rights and guarantees of customers, claims relating to phone cards and impediments to inspection.

(iv)	FASS — Based on the opinion of outside consultants, the Company’s management recorded a provision in 2002 against a claim for indemnification by Sistel in relation to the rescission of a contract for the renting of a building in Rio de Janeiro. The amount of the 2002 provision to cover settlement of said claim was re-evaluated as a result of the transfer of the administration of the company’s pension plans to FASS, which included an evaluation and pledging of obligations to the sponsors, considering the rents lost to the foundation as a result of the rescission. On July 13, 2006, a formal agreement was reached between the parties, which involved Telemar paying the sum of R$80 on July 26, 2006.

(v)	Other claims — These refer to various lawsuits in progress in relation to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of stock, among others. The change that occurred during the year ended December 31, 2006 is the result of a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as the re-evaluation of the amounts of provisions to cover losses arising from lawsuits in relation to the rescission of contracts.

(e)	Possible contingencies (not provided for)

The Parent Company also has a number of proceedings where off the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

Tax

The amounts shown are based on the totals of the lawsuits, tax assessments and notifications, which in many cases are arbitrated, there are no details provided in relation to the infraction. Hence, there may be significant differences in relation to the real amounts under discussion.

ICMS — In July 1999, Telemar was questioned in relation to ICMS on international calls made from Brazil, on the grounds that, since these calls originated in Brazil, they should be subject to ICMS. This contradicts another legal interpretation, which considers that international calls represent an exporting of services and are therefore exempt from ICMS. There is doubt as to the responsibility for these payments, should they come to be charged, since Telemar has no revenues corresponding to these services during the period in question.

In February 2000, Telemar obtained a favorable response from the taxpayers’ council of Rio de Janeiro, countered by the “Secretaria da Receita Estadual — Rio de Janeiro — SRE-RJ” (state revenue department —

Notes to the financial statements

Rio de Janeiro), which understood that the responsibility for the payment, up to the introduction of the CSP, was Telemar’s.

Having exhausted its options in the administrative sphere, Telemar took recourse to legal action by seeking court injunctions. A favorable decision was handed down, to the effect that, even after the introduction of the CSP, in July 1999, the responsibility for taxing and paying remained with the long distance international service provider. Telemar also obtained favorable administrative and judicial decisions in other states, such as Bahia, Minas Gerais and Roraima, in regard to the responsibility of the long distance international service provider.

Subsequently, with the judicial debate moving from the state of Rio de Janeiro to the STJ, Telemar’s judicial appeals were regarded unfavorably with respect to that state. In the event, and despite having classified the risk as possible, the company decided to wait for an auspicious moment to surrender its lawsuits in the state and settled the case, as allowed by the Treasury in November 2006, taking advantage of discounts on fines and interest charged.

In addition, there are other ICMS tax assessments, amounting to approximately R$1,198, notably in relation to: (i) certain revenues from services, already taxed for ISS, or that do not form part of the ICMS base, in the amount of R$688; (ii) offsetting of credits in relation to acquisition of goods and other inputs needed for network maintenance, amounting to approximately R$321.

ISS — Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$1,060, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS — There are proceedings totaling approximately R$403 relating to joint liability, the applicable percentage of SAT and items liable to incurring INSS. Telemar has obtained favorable decisions determining the charging of SAT on its services at the rate of 1%, as sought by management. A favorable decision was also obtained ordering acceptance of the documents presented and the withdrawal of the joint liability that had been assigned by the INSS.

In July 2005, the INSS issued 24 “Notificações Fiscais de Lançamento de Débitos — NFLDs” (tax assessments) against Telemar, in total amount of R$317, which were contested by the company. This amount largely comprises:

(i)	Non-collection of social security contribution on amounts paid out as Telemar profit sharing. This payment was made in accordance with the terms of Law no 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$233.

(ii)	Non-collection of social security contribution on amounts paid out as indemnification bonus, child day care benefit, assistance to children with special needs, etc.. These items are, in the understanding of Telemar’s internal and outside advisors, of an indemnificatory nature and, therefore, not liable to incurring said contribution. The amounts involved in this assessment come to a total of R$58.

(iii)	Non-collection of social security contribution on amounts paid to freelancers hired by Telemar. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired and were reported in the specific ancillary social security

Notes to the financial statements

obligations forms. In the light of this, Telemar’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment amounts to R$12.

Federal taxes — There are also various tax assessments with regard to corporate income tax, social contribution, PIS,“Programa de Formação do Patrimônio do Servidor Público — PASEP” (fund for government employees) and COFINS, all relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$522. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

Moreover, in August 2000, Telemar was assessed by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization. These assessments came to a total of R$994, in relation to corporate income tax, social contribution, PIS, COFINS and withholding tax. Of the aforementioned sum, approximately R$51 was registered under the REFIS II program. After the final decision, the remaining amount, the maximum risk level of which is considered to be possible, totals approximately R$118.

In July 2005, The Company was assessed by the SRF for R$1,699, largely in relation to the corporate transaction carried out by the company in 1998, appropriating the goodwill determined in relation to the Telebrás System privatization auction. The amortization of the goodwill and the corresponding deduction for tax purposes is provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of the investee. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of investments. This is a normal market practice and followed, moreover, the recommendations of CVM Instruction n° 319/1999. TNL is supported by the formal pronouncements of four renowned tax law firms, confirming the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative stage, where it was decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$300.

On June 30, 2006, the SRF issued an updated tax assessment notice against Telemar, in the amount of R$519, of which R$58 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$359 is due to the inspectors failing to consider the information contained in “Declaração de Débito e Crédito Tributários Federais — DCTF” (rectified federal tax returns) when calculating the due amounts, and R$102 relates to inaccuracies on the part of the inspectors in the comparison of the PIS and COFINS specified with the DCTFs. The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of losses in this case to be possible.

In November 2006, the SRF issued a tax assessment against the Company charging R$87 that was allegedly due in relation to corporate income tax and social contribution for the appropriation of interest and exchange variation arising from credit operations abroad, as a result of a debt contract with TNL Trading. The company has contested this assessment and, based on the assessment of its lawyers, the management considers the risk of losses in this case to be possible.

At the end of December 2006, Telemar received another tax assessment, charging the sum of R$88 for corporate income tax and social contribution. This amount is allegedly due as a result of: (i) disallowances considered undue, relating to services provided to affiliated companies; (ii) non-deductible expenses in relation to swap transactions; (iii) the offsetting in some states of tax losses beyond the stipulated limit of 30%; (iv) the

Notes to the financial statements

undue use of Telerj tax losses, along with the profit of other telecoms companies, when the company was incorporated; and (v) inflation gain not fully realized at some affiliates, when the company was incorporated. Telemar does not agree with the arguments presented and its lawyers are studying the issues involved and preparing the company’s defense for presentation.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, hazardous environment premium and joint liability, among others, amounting to a total of around R$959 (2005 — R$749), which are mainly before lower courts and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 24,683 lawsuits (2005 — 17,855), amounting to a total value of approximately R$1,807 (2005 — R$454). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

27	DEBENTURES

The Company’s 12,072 simple, non-convertible debentures, at R$100,000.00 each, totaling R$1,207, remunerated according to the variations of the CDI rate, plus 0.7% p.a. and amortized half-yearly since December 2001, were fully redeemed on June 1, 2006, for the amount of R$1,309.

At the Ordinary General Meeting of the stockholders, held on March 7, 2006, approval was given for a public issue by Telemar of 216,000 simple, non-convertible debentures, in two series, with par value of R$10,000.00, totaling of R$2,160. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus 0.55% p.a. for the 2nd series. The interest recorded under current liabilities, amounting to R$93, is amortized half-yearly, beginning on September 1, 2006. Telemar’s Board of Directors approved this operation on March 15, 2006.

28	STOCKHOLDERS’ EQUITY

(a)	Capital stock

The Company’s authorized capital is represented by 700 million shares. At an extraordinary meeting of the Board of Directors, on April 12 2005, approval was given for a capital increase of R$154, corresponding to the Parents Company’s tax benefit as a result of the amortization of goodwill as determined in CVM Instruction No 319/99. A total of 3,916 thousand shares were issued, 1,305 thousand common shares and 2,610 thousand preferred shares. With this increase, the Parent Company’s capital stock, which is fully subscribed and paid in, amounts to R$4,689, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.

Notes to the financial statements

The capital stock is represented by:

	In thousands of shares
	2006	%	2005	%

Common stock	130,612	33.33	130,612	33.33
Preferred stock	261,223	66.67	261,223	66.67

Total	391,835	100.00	391,835	100.00
Common treasury stock	(3,238)		(3,238)
Preferred treasury stock	(6,476)		(6,476)

Total stock outstanding	382,121		382,121

(b)	Capital reserves

Special goodwill reserve

The contra entry item for the goodwill recorded upon the downstream merger described in Note 3(a), net of the provision registered in accordance with CVM Instruction no 349/2001.

The extraordinary meeting of the Board of Directors, held on April 12, 2005, approved the capitalization of the special goodwill reserve, in the amount of R$154, and the remaining balance of R$27 was realized against retained earnings.

Donations and subsidies for capital expenditure reserve

Although there are donations made and subsidies received in the past, under the plan for self-financing, this balance basically refers to investments relating to tax incentives “Fundo de Investimentos do Nordeste — FINOR” (fund for investment in Brazil’s northeastern region).

(c)	Revenue reserves

Legal reserve

According to Article 193 of the Brazilian corporate law, the Company must allocate 5% of net income for the year to a legal reserve, up to the limit of 20% of the capital stock. This allocation is optional when the sum of legal reserve plus capital reserves exceeds capital stock by 30%. The legal reserve may be utilized for a capital increase or for offsetting losses, but may not be distributed in the form of dividends.

Unrealized income reserve

This reserve represents the unrealized profit arising from a positive result in the equity adjustment. In 2005, the company set up such a reserve, totaling R$272, in order to guarantee its cash flow position. In 2006, the reserve was reversed to the retained earnings account.

Investment reserve

The company keeps an investment reserve to cover its capital expenditure, either directly or by extending long term lines of credit to its subsidiaries, as well as to cover the respective capital budgets. These direct and indirect resources have been invested in the expansion of the wireline network, in relation to Anatel’s targets for universal telephone access, and in getting Oi established, with a total of R$2.1 billion invested in property plants and equipment in 2004, R$2.5 billion in 2005, and R$2.3 billion in 2006. The expected return on this capital expenditure is 7 years from the date of the investment. In 2006, the company set up an investment

Notes to the financial statements

reserve amounting to R$1,128, in order to guarantee its cash flows. Nevertheless, whenever the company’s financial situation allows, this reserve may be utilized for the distribution of dividends.

(d)	Dividends and interest on own-capital

According to the company’s by-laws, the Parent Company must pay out a minimum compulsory dividend for each fiscal year, equivalent to 25% of the net profit, adjusted in accordance with Article 202 of the Brazilian corporate law. Preferred stock takes priority in the reimbursement of capital, without premium, and in the distribution of dividends, being guaranteed a minimum, non-cumulative dividend of 6% p.a. proportional to capital stock or 3% p.a. of the stock book value, whichever is the higher. The remaining amount of the minimum compulsory dividend is allocated to the holders of common stock, to the same limit as the preferred stock and whatever is left over is distributed equitably among all the stockholders.

The by-laws also provide for the payment of interest on own-capital to the stockholders. This interest on own-capital is tax deductible and remuneration is limited to the average TJLP for the period in question, applied to the stockholders’ equity at the end of the previous fiscal year, and may not exceed (i) 50% of the net profit (before considering this distribution and any deduction of income tax) for the period in which the declaration is made, or (ii) 50% of the sum of the retained earnings plus the revenue reserves, whichever is the greater. The amount paid or designated as interest on capital is considered to be part of the distribution of compulsory dividends. Hence, according to the Brazilian corporate law, the Company is obliged to distribute to the stockholders an amount sufficient to ensure that net value received, after payment of income tax withheld at source, is at least equal to the minimum compulsory dividend.

At the Ordinary General stockholders Meeting, held on April 11, 2006, approval was given for the allocation of net income for the year ended December 31, 2005, amounting to R$1,052, as follows: R$53 to legal reserve and distribution of dividends to the company’s stockholders, in the amount of R$573. At this same meeting, ratification was given for payment of interest on own-capital attributed to dividends for the year, amounting to R$212, which payment began on April 24, 2006.

In compliance with Brazilian corporate law and in accordance with the Company’s by-laws, adjusted net income is equivalent to net income for the year, adjusted to reflect the allocations to/from: (i) income reserve; (ii) contingency reserve.; and (iii) realization of unrealized profit. The minimum compulsory dividends were calculated as follows:

	2006	2005

Net income for the year	1,248	1,052
Appropriation to legal reserve — 5%	(62)	(53)

Adjusted net income	1,186	999
Minimum compulsory dividend — 25%	296	250
Common stock outstanding (in thousand of shares)	127,374	127,374
Preferred stock outstanding (in thousand of shares)	254,747	254,747

Notes to the financial statements

The minimum compulsory dividends were calculated as follows:

	2006	2005
	Preferred	Preferred

Capital stock subscribed	4,689	4,689
Total stock outstanding (in thousands of shares)	382,121	382,121
Total preferred stock outstanding (in thousands of shares)	254,747	254,747
Calculation basis	3,126	3,126
Minimum compulsory dividend — percentage	6%	6%
Minimum compulsory dividend	188	188

	2006	2005
	Preferred	Preferred

Stockholders’ equity	9,278	8,359
Total stock outstanding (in thousands of shares)	382,121	382,121
Total preferred stock outstanding (in thousands of shares)	254,747	254,747
Calculation basis	6,185	5,573
Minimum compulsory dividend — percentage	3%	3%
Minimum compulsory dividend	186	167

For net income for the year ended December 31, 2006, management is proposing allocation of R$30 million as dividends and R$300 million as interest on own-capital, the total value being superior to the minimum compulsory dividend (statutory). For the purpose of determining interest on own-capital for distribution, the calculation base includes the amounts net of IRRF.

The payment of interest on own-capital for the year 2005 was approved at the Extraordinary General Meeting of the Parent Company’s stockholders held on April 11, 2006, with the amount corrected up to December 31, 2005 according to the variations of the CDI rate and from January 1, 2006 to the start of payments in accordance with the “Taxa Referêncial — TR” (referential rate).

	Common	Preferred
	stock	stock	Total

Interest on own-capital	100	200	300
Proposed dividends	10	20	30
IRRF due on interest on own-capital	(4)	(22)	(26)
Total distribution net of IRRF	106	198	304
Preferred stock outstanding (in thousand of shares)	127,374	254,747	382,121
Amount per share
Proposed dividends — (R$)	0.079	0.079	0.079
Interest on own-capital (historical value)
December 29, 2006	0.785	0.785	0.785

Notes to the financial statements

Dividends and interest on own-capital payable by the Parent Company, classified as current liabilities, are composed as follows:

Base year of the proposal	2006	2005

2006	304
2005	26	781
2004	37	38
2003	19	19

	386	838

(e)	Prescribed dividends

Refers to dividends and interest on own-capital that have not been claimed by stockholders, within a period of three years from the date that such distributions were made available to them.

(f)	Treasury stock

On January 26, 2005, the Board of Directors approved a stock buy-back program for the for subsequent cancellation or holding in treasury, for a period of 90 days up to April 26, 2005, and up to a limit of 10% of outstanding common and preferred stock, excluding treasury stock, representing a ceiling of 3,458 thousand common shares and 20,431 thousand preferred shares.

During the fiscal year 2005, the Parent Company repurchased a total of 1,598 thousand shares, of which 533 thousand were common stock and 1,065 thousand were preferred stock, at a total cost of R$71. As a result, as at December 31, 2005, the Parent Company held 9,714 thousand shares in treasury, of which 3,238 thousand were common stock and 6,476 thousand were preferred stock. The program was terminated in 2005.

(g)	Reconciliation of net income for the year and stockholders’ equity from Parent Company to Consolidated

Reconciliation of net income for the years ended December 31, 2006 and 2005 and of stockholders’ equity on those dates, between the Parent Company and the Company, is shown below:

	Net income for the year		Stockholders’ equity
	2006	2005	2006	2005

Parent Company	1,248	1,052	9,278	8,359
Elimination of unrealized profit on the sale to Telemar of the Company’s interest in Pegasus(i)			(43)	(43)
Elimination of the goodwill amortization paid by Telemar in acquisition of the Company’s interest in Pegasus(ii)	20	20	79	59
Amortization of the Parent Company’s goodwill(iii)	(11)	(11)	(45)	(33)
Elimination of unrealized profit on the sale to Telemar of the Company’s interest in Oi(iv)			(500)	(500)
Elimination of the goodwill amortization paid by Telemar in its acquisition of the Company’s interest in Oi(iv)	53	53	190	137

Consolidated	1,310	1,114	8,959	7,979

Notes to the financial statements

(i)	This refers to the elimination of the Company’s unrealized profit on the sale of its interest in Pegasus (absorbed by Oi, as described in Note 1) to Telemar, in the amount of R$43, which was recognized in December 2002.

(ii)	This refers to the elimination of the amortization of the goodwill paid by Telemar on its acquisition of the Company’s interest in Pegasus, in the amount of R$78, after adding the supplementary amount of R$21 mentioned in the preceding paragraph. This goodwill is being amortized by Telemar over a period of 60 months, in line with technical studies as to the expected future profitability of the business. Goodwill and amortization amounts were eliminated upon consolidation.

(iii)	The premium paid by the Company on its acquisition of an interest in Pegasus, in January 2001, has been retained in the consolidation, at the amount of R$56, and is amortized over a period of 60 months. This premium was fully amortized at the company with the sale of its interest in Pegasus to Telemar. For the purpose of consolidation, this amount is considered to be part of the premium paid to third parties on the acquisition of Pegasus, and is amortized in line with the above mentioned studies.

(iv)	This refers to the elimination of the Company’s unrealized profit on the sale of its interest in Oi (reversal of the provision for uncovered liabilities). Also eliminated is the amortization of the goodwill paid by Telemar on its acquisition, for R$1.00 (one Real), of the Company’s interest in Oi, which is being amortized over 9.5 years, since May 2003, in line with the average depreciation of the related assets.

29	FINANCIAL INSTRUMENTS

The market risk exposure of the Company arises mainly from changes in the currency exchange rates, since a large part of its debt is denominated in foreign currency, while its revenues are in reais. In order to reduce this risk exposure, the Company use derivatives such as swap contracts. The Company does not use derivatives for any other purpose.

These transactions are carried out through the Company’s treasury departments, in line with a strategy previously approved by management.

(a)	Foreign exchange risk

Approximately 42% (2005 — 57%) of the consolidated debt, including debentures and excluding currency swap operations, is denominated in foreign currency (U.S. dollars or Japanese Yen or based on the BNDES currency basket).

The total of the nominal values of the cross-currency interest rate swaps and foreign currency investments, at December 31, 2006, is US$1,308 million (2005 — US$1,866 million) for the Company and US$550 million (2005 — US$681 million) for the Parent Company, providing 83% and 94% coverage, respectively, of the foreign exchange risk (2005 — 97% and 120%).

Notes to the financial statements

A summary of the position of these transactions is shown below:

	Value of
	derivatives		Recorded loss
	contracts		on derivatives
	2006	2005	2006	2005

Foreign currency investments(i)	880	1,038	(48)	(112)
Foreign exchange swaps	1,916	3,330	(696)	(1,462)

Total	2,796	4,368	(744)	1,574

The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

(i)	Yield on financial investments denominated in foreign currency is recorded as results of swap operations (Note 9).

(b)	Interest rate risk

The Company has loans and financing that are subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on LIBOR, in the case of debt denominated in U.S. dollars, on Japanese LIBOR in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate (UMBND), in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, the Company has engage in swap transactions that convert the LIBOR rates into fixed rates.

At December 31, 2006, approximately 80% (2005 — 81%) of the debt incurred, including debentures, was subject to floating interest rates, and 13% (2005 — 22%) was exchanged for fixed rates, by means of swap transactions.

	Value of derivatives		Gain (loss) on
	contracts		derivatives
	2006	2005	2006	2005

Interest rate swaps:	830	1,436	1	(18)

(c)	Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. Doubtful accounts are adequately covered by a provision for potential losses in this respect (see Note 12).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

Notes to the financial statements

(d)  Fair value of the financial instruments

With the exception of direct investment in Telemar, the market values of the principal financial instruments are similar to their book values, as shown below:

	2006		2005
	Book	Fair	Book	Fair
	value	value	value	value

Loans and financing(i)	7,317	7,293	8,630	8,604
Investment in marketable securities(ii)	4,525	4,525	3,733	3,733
Debentures(ii)	2,253	2,253	1,225	1,228
Derivatives(iii)	1,460	1,417	1,952	1,906

(i)	The fair values of loans, financing and debentures were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.

(ii)	The book value of investments in marketable securities and debentures, at December 31, 2006 and 2005, are similar to their market values, because they are recorded at their realizable values.

(iii)	The fair value of derivatives differs from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to their maturity.

30	EMPLOYEE BENEFITS

(a)	Private pension plans

Sistel is a non-profit private pension plan entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for the employees and the family members who are linked to the sponsors of Sistel.

With the statutory alterations approved by the “Secretaria de Previdência Complementar — SPC” (supplementary pension department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

The Company sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and The Company and Oi sponsor private variable contribution pension plans (TelemarPrev).

Pursuant to Article 33 of Complementary Law no 109, of May 29, 2001, Sistel’s executive board formally requested, in October 2004, that the administration of the PBS-Telemar and TelemarPrev plans be transfered to FASS. This foundation was set up by Telemar and was authorized by the SPC, on January 12, 2005, to begin its activities. The transfer process was completed on February 28, 2005. Sistel continues to be responsible for the PBS-A plan.

The FASS, a closed supplementary pension entity with multiple sponsors and multiple plans, is a non-profit pension plan, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

Notes to the financial statements

In March 2005, the subsidiaries Telemar, Oi and Oi Internet began contributing to FASS. During the year ended on December 31, 2006, these contributions totaled R$36 (2005 — R$8).

The changes between 2005 and 2006 are due to the fact that both normal and extraordinary contributions were made to FASS in 2006.

In December 2005, the SPC approved the alteration of the regulations of the benefits plans PBS-Telemar and TelemarPrev, to align them with the requirements of MPS/CGPC Resolution no 6, of October 30, 2003 and SPC Regulatory Instruction no 5, of December 9, 2003, with regard to the laws governing Deferred Proportional Benefit, Self-sponsorship, Redemption and Portability.

In December 2006, the SPC approved new alterations to the regulations of TelemarPrev, aimed at simplifying the regulatory text and operational procedures.

The bookkeeping for the pension and welfare plans is kept entirely separate, allowing the results to be ascertained for each benefit plan.

The disclosure of information and effects, a requirement of the pronouncement issued by IBRACON on the recording of employee benefits, approved in CVM Resolution no 371/2000, is shown below.

(i) Defined benefit pension plans (PBS-A and PBS-Telemar)

With regard to the statutory alterations at Sistel, the PBS-Telemar (individual) was introduced, retaining the same benefits provided for under the plan PBS-A (joint). In addition to the benefit of supplementing the monthly income, medical assistance “Plano de Assistência Médica ao Aposentado — PAMA” (plan for medical support to retirees) is provided for retired employees and their dependents, with the cost being shared by the other sponsors.

The contributions of the active participants of the PBS-Telemar plan correspond to the sum of: (i) 0.5% to 1.5% of the participation salary (according to the age of the participant); (ii) 1% of that portion of the participation salary that is equivalent to between half and one Standard Unit; and (iii) 11% of that portion of the participation salary that exceeds one Standard Unit. The contribution of the sponsors is equivalent to 9.5% of the payroll of the employees actively participating in the plan, of which 8% goes to the PBS-Telemar plan and 1.5% to PAMA. The capitalization system is used for determining the costing of the plan.

This plan has been closed to new participants ever since TelemarPrev was set up, in September 2000, and about 96% of the participants have migrated to TelemarPrev.

Reconciliation of the assets and liabilities, as at December 31st:

	2006		2005
	PBS-A(*)	PBS-Telemar	PBS-A(*)	PBS-Telemar

Fair value of the plan’s assets	3,370	195	2,778	178
Present value of the actuarial liabilities	(2,217)	(164)	(2,196)	(154)

Fair value of the surplus of assets over actuarial liabilities	1,153	31	582	24

(*)	Does not include active participants, there being a sufficient surplus to cover the future actuarial liabilities.

Although the plans show a surplus of assets in relation to the actuarial liabilities, at December 31, 2006 and 2005, these surpluses will not be recognized, because there is no legal provision for their reimbursement, as well as the fact that the PBS-A is a defined benefit plan.

Notes to the financial statements

Changes in plan assets:

	PBS-A	PBS-Telemar

Fair value of plan assets at December 31, 2005	2,778	178
Benefits paid during the year	(189)	(12)
Actual return on plan assets	781	29

Fair value of plan assets at December 31, 2006	3,370	195

Changes in actuarial liabilities:

	PBS-A	PBS-Telemar

Liabilities at December 31, 2005	2,196	154
Interest on actuarial liability	282	20
Benefits paid during the year	(189)	(12)
Actuarial loss	(72)	2

Liabilities	2,217	164

The amounts mentioned above do not consider the assets and liabilities of PAMA, as it has multiple sponsors and is similar to the defined contribution plans (payment of benefits is limited to the amount of the contributions received by the plan), in that there are no liabilities beyond the level of the existing balances.

(ii) Defined contribution private pension plan (TelemarPrev)

The Parent company and its subsidiaries sponsor the TelemarPrev plan, ratified by the SPC in September 2000.

The benefits to the participants ensured by the plan are classified as: (i) risk benefits — supplements; and (ii) programmable benefits — income.

Normal contributions by the participants are made up of two parts: (i) basic — equivalent to 2% of the participation salary; and (ii) standard — equivalent to 3% of the positive difference between the total participation salary and the social security portion. Additional contributions by the participants are optional, made in percentages representing multiples of 0.5% of the participation salary, and for a period of not less than 6 months. Contingent contributions by the participants are also optional and must not be less than 5% of the participation salary ceiling.

The plan’s regulations stipulate the parity of contributions made by the participants and the sponsors, up to the limit of 8% of the participation salary, with the provision that the sponsor has no obligation to match any additional contributions made by the participants. The capitalization system is used for determining the costing of the plan.

During the fiscal year ended on December 31, 2006, the sponsors made contributions amounting to R$36 (2005 — R$8).

Notes to the financial statements

Details of the variable contributions in relation to the defined benefits under the TelemarPrev plan are shown below:

Reconciliation of the plan’s assets and liabilities, at December 31:

	2006	2005
	TelemarPrev

Fair value of plan assets	1,838	1,723
Present value of plan actuarial liabilities	(1,684)	(1,573)

Fair value of the surplus of plan assets over actuarial liabilities	154	150

Changes in plan assets:

TelemarPrev

Fair value of plan assets at December 31, 2005	1,723
Benefits paid during the year	(91)
Contributions paid in the year	6
Actual return on plan assets	200

Fair value of plan assets at December 31, 2006	1,838

Changes in actuarial liabilities:

TelemarPrev

Liabilities at December 31, 2005	1,573
Gross current service cost (with interest)	6
Interest on actuarial liabilities	206
Benefits paid during the year	(91)
Actuarial loss	(10)

Liabilities at December 31, 2006	1,684

(iii)	Plan’s expected results for 2007 are as follows:

	PBS-A	PBS-Telemar	TelemarPrev

Expected return on plan assets	432	23	192
Cost of current service			(7)
Amortization	9		(21)
Interest	(217)	(16)	(168)

Total net income expected for 2007	224	7	(4)

The earnings should not be recognized, as there is no evidence that these assets could bring about a future reduction in the sponsors’ contributions and they are not contractually reimbursable.

Notes to the financial statements

(iv)	Principal actuarial premises

The main actuarial premises adopted in the calculations of the PBS-A, PBS-Telemar and TelemarPrev plans are as follows:

	% per year
	2006				2005
			PBS -Telemar				PBS -Telemar
			and				and
	PBS-A		TelemarPrev		PBS-A		TelemarPrev

Actuarial liability discount rate	10.24		10.24		13.42		13.42
Expected remuneration rate			12.20	(*)			15.70	(*)
Plan assets	13.18		10.70	(**)	13.75		14.17	(**)
Estimated inflation rate	4.00		4.00		7.00		7.00
Estimated salary increase	(***	)	4.00		(***	)	7.00
Estimated benefit increase rate	4.00		4.00		7.00		7.00
Mortality table	UP94		UP94		UP94		UP94

(*)	PBS — Telemar

(**)	TelemarPrev

(***)	Does not include active participants.

(b)	Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for the stockholders. The scheme comes into effect when the following targets are met:

➢	Economic value added targets (indicators of income before interest, income tax, depreciation and amortization, as well as indicators of economic value added); and

➢	Operational, quality and market indicators.

Telemar, Oi and Oi Internet recorded provisions based on the best estimated for accomplishment of these targets, as follows.

Balance of the provision at December 31, 2005	26
Payment of profit sharing referring to year 2005	(45)
Addition to provision in 2006 (Note 8)	53

Balance of the provision at December 31, 2006	34

(c)	Other employee benefits

The company also offers its employees plans covering medical and dental care, pharmaceutical assistance, child day care assistance and group life insurance, with the discounts from the payroll being made in accordance with the pay scales established in the collective labor agreements.

(d)	Stock options

TNL has introduced three stock option plans, by means of which preferred stock in the company has been set aside for a group of executives. The options may be exercised on variable dates, on a cumulative

Notes to the financial statements

basis extending up to five years. After the fifth year, all the options may be exercised in full. The first two plans (2000 and 2001) have already come due and the third plan (2002) comes due in July 2007.

The executives who adhered to the plans paid the Parent Company 10% of the stock value, at the concession price, when the contract was signed, and this amount will be deducted from the strike price at the end of the five-year period. In the event of the rescission of the individual’s employment contract prior to completing the five years, the Parent Company has the option of handing over the stock corresponding to the 10% paid, or paying the market value of that stock, based on the previous 90 days’ trading.

The concession price is corrected according to the variations of the IGP-M inflation index, plus interest of 6% p.a. The executives may choose to receive the difference between the market value and the strike price of their options, or to receive the corresponding stock.

With regard to the payment of dividends, those amounts will be deducted from the exercised options. Should the executive decide to sell the stock thus acquired, following the exercisable period, he/she must give the Parent Company first option to purchase that stock at the market price on the selling date.

The table below shows a summary of the transactions carried out up to December 31, 2006:

		Initial
	Number of	option	Exercise price
	shares	price	2006	2005

	(in thousands)	In Reais

Stock offered in July 2000	250	30.00
Stock offered in May 2001	1,296	33.00		64.54
Stock offered in July 2002	1,241	24.73	52.62	40.55

	2,787
Concessions cancelled due to rescission	(2,431)

Options in effect at December 31, 2006 (0.09% of the outstanding stock)	356

The market value of the stock on the last business day of 2006 was R$46.50 (2005 — R$41.50) per share. Given that the market value is lower than the option value of the stock offered under the July 2002 plan, management has not recorded a provision.

The following table shows the position of the options in effect as at December 31, 2006:

		Stock options outstanding			Stock options exercisable
		Weighted	Weighted			Weighted
		average	average			average
		remaining	exercise			exercise
Exercise price ranges on the contract’s settlement date	Stock	life	price		Stock	price

	(in thousand				(in thousand
	of shares)				of shares)

R$20.00–29.99	356	7	R$	52.62	256	R$	52.62

31	TRANSACTIONS WITH RELATED PARTIES

(a)	Credit lines opened by the Parent Company

The lines of credit extended by the Parent Company to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ forecast cash flows, at a rate corresponding to 104% of the CDI rate (2005 — 102% of the CDI rate).

Notes to the financial statements

(b)  BNDES loan contracts

In December 1999, some of the sixteen subsidiary operators providing fixed-line telephone services, merged into Telemar, signed loan contracts with BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$400, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$2,700, with the contract in local currency bearing interest based on the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a group of banks. Banco Itaú and Banco do Brasil led this consortium, which also comprised Banco Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. On December 31, 2006, the balance of this line of credit in the company’s balance sheet stood at R$591 (2005 — R$1,142).

During the period December 2003 to December 2006, Telemar and Oi drew down R$1,446 and R$585, respectively, in relation to new loan contracts, signed with BNDES in October 2003, September 2004, July 2005, December 2005 and November 2006, for a total of R$2,235. These funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to Telemar, as per Note 21 , item (b), sub-item (ii).

(c)	Financial investments managed by BB DTVM

The Parent Company has money in an investment fund abroad, amounting to R$650 (2005 — R$687), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A.. These companies are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A.

32	INSURANCE

During the concession period, it is the concession holder’s responsibility to maintain the following insurance coverage, in accordance with contractual terms: comprehensive insurance against all risks, insurance covering economic conditions required to continue providing the service, and insurance guaranteeing fulfillment of all obligations regarding quality and universal access.

The assets and responsibilities of material value and/or high risk are covered by insurance. The Company hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), etc.. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules laid down in the Concession Contracts.

Notes to the financial statements

As at December 31, 2006 and 2005, the insurance policies provided the following coverage, according to risk and the nature of the asset:

	Insured amount
Type of insurance	2006	2005

Operational risk and loss of business	800	800
Civil liability — third parties	129	70
Civil liability — general	20	20
Civil liability — vehicles	3	3

33	SUBSEQUENT EVENTS

On January 19, 2007, there was a fire at a warehouse belonging to Telemar’s subsidiary Oi and run by Transportadora Cometa S/A, where material for sale in Rio de Janeiro is stored (mobile handsets, Simcards and accessories).

The document issued by the local fire department on January 30, 2007 appraised the damages to be a total loss of inventory. Oi has insurance against fire-damages and has already initiated the procedure for resolution of the claim.

It has not yet been possible to assess the financial impact of this fire on the Company.

34	SEGMENT REPORTING

	2006
			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

Gross operating revenues:
Local	11,943	2,149		(44)	14,048
Long-distance	3,721			(18)	3,703
Data transmission	2,334	309	87	(217)	2,513
Remuneration for network usage	797	1,341		(813)	1,325
Prepaid calling cards for public telephones	1,117				1,117
Sales of handsets and accessories		319			319
Other revenues	818	396		(7)	1,207

	20,730	4,514	87	(1,099)	24,232
ICMS and other indirect taxes	(5,821)	(905)	(9)	41	(6,694)
Discounts and returns	(358)	(308)			(666)

Net operating revenues	14,551	3,301	78	(1,058)	16,872

Cost of services rendered and products sold:
Interconnection	(3,086)	(519)		813	(2,792)
Depreciation	(2,242)	(519)	(1)		(2,762)
Network maintenance	(1,220)	(157)	(1)		(1,378)
Cost of handsets and accessories		(578)			(578)
Rental and insurance	(478)	(357)	(43)	279	(599)
Other	(943)	(296)	(12)		(1,251)

Total cost of services rendered and products sold	(7,969)	(2,426)	(57)	1,092	(9,360)
Gross profit	6,582	875	21	34	7,512

Notes to the financial statements

	2006
			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

Selling expenses:
Other third party services	(142)	(121)	(2)	5	(260)
Sales commission	(209)	(330)	(3)	14	(528)
Provision for doubtful accounts	(387)	(87)	(1)		(475)
Contact center	(270)	(116)	(5)		(391)
Postage and billing	(322)	(34)	(1)		(357)
Marketing	(254)	(212)	(9)	165	(310)
Other costs	(206)	(68)		2	(272)

Total selling expenses	(1,790)	(968)	(21)	186	(2,593)
General and administrative expenses:	(947)	(204)	(56)		(1,207)
Financial results	(1,205)	108	(199)	7	(1,289)
Other operating income (expenses), net	(562)	80	1,472	(1,601)	(611)
Net income (loss) for the year	1,601	151	1,227	(1,669)	1,310

Accounts receivable	3,385	560	24	(165)	3,804
Property, plant and equipments	8,276	3,440	17		11,733
Loans and financing	5,431		2,057	(171)	7,317

	2005
			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

Gross operating revenues:
Local	12,146	1,426		(13)	13,559
Long-distance	3,824			(29)	3,795
Data transmission	1,936	27	566	(468)	2,061
Remuneration for network usage	1,112	907		(718)	1,301
Prepaid calling cards for public telephones	1,111				1,111
Sales of handsets and accessories		767			767
Other revenues	810	303	116	(137)	1,092

	20,939	3,430	682	(1,365)	23,686
ICMS and other indirect taxes	(5,900)	(700)	(74)	60	(6,614)
Discounts and returns	(192)	(110)	(23)		(325)

Net operating revenues	14,847	2,620	585	(1,305)	16,747

Cost of services rendered and products sold:
Interconnection	(3,024)	(87)		717	(2,394)
Depreciation	(2,484)	(420)	(26)		(2,930)
Network maintenance	(919)	(117)	(10)		(1,046)
Cost of handsets and accessories		(835)			(835)
Rental and insurance	(499)	(191)	(124)	295	(519)
Other	(845)	(239)	(7)	19	(1,072)

Total cost of services rendered and products sold	(7,771)	(1,889)	(167)	1,031	(8,796)
Gross profit	7,076	731	418	(274)	7,951

Notes to the financial statements

	2005
			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

Selling expenses:
Other third party services	(142)	(128)		18	(252)
Sales commission	(485)	(249)	(150)	306	(578)
Provision for doubtful accounts	(461)	(41)	(4)		(506)
Contact center	(300)	(82)	(6)		(388)
Postage and billing	(348)	(24)			(372)
Marketing	(171)	(118)	(9)	6	(292)
Other	(221)	(70)	(3)	2	(292)

Total selling expenses	(2,128)	(712)	(172)	332	(2,680)
General and administrative	(853)	(187)	(44)		(1,084)
Financial results	(1,322)	(61)	(230)	(3)	(1,616)
Other operating income (expenses), net	(625)	43	1,984	(2,159)	(757)
Net income (loss) for the year	1,738	(19)	1,711	(2,316)	1,114

Accounts receivable	3,336	466	30	(121)	3,711
Property, plant and equipments	9,204	3,275	39		12,518
Loans and financing	7,015		2,281	(666)	8,630

	2004
				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	Center	holding	eliminations	Consolidated

Gross operating revenues:
Local	11,582	926				12,508
Long-distance	3,661					3,661
Data transmission	1,508			597	(497)	1,608
Remuneration for network usage	1,269	782			(657)	1,394
Prepaid calling cards for public telephones	1,017					1,017
Sales of handsets and accessories		748				748
Contact center			709		(453)	256
Other revenues	730	217		201	(215)	933

	19,767	2,673	709	798	(1,822)	22,125
ICMS and other indirect taxes	(5,511)	(522)	(54)	(55)	81	(6,061)
Discounts and returns	(147)	(60)		(15)		(222)

Net operating revenues	14,109	2,091	655	728	(1,741)	15,842
Cost of services rendered and products sold:
Interconnection	(3,053)	(120)			656	(2,517)
Depreciation	(2,586)	(338)	(22)	(28)		(2,974)
Network maintenance	(786)	(100)	(2)	(31)	39	(880)
Cost of handsets and accessories		(932)				(932)
Rental and insurance	(406)	(156)	(17)	(91)	219	(451)
Other	(686)	(159)	(533)		6	(1,372)

Total cost of services rendered and products sold:	(7,517)	(1,805)	(574)	(150)	920	(9,126)
Gross profit	6,592	286	81	578	(821)	6,716

Notes to the financial statements

	2004
				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	Center	holding	eliminations	Consolidated

Selling expenses:
Other third party services	(134)	(89)			19	(204)
Sales commission	(502)	(135)		(165)	434	(368)
Provision for doubtful accounts	(504)	(53)			(7)	(564)
Contact center	(238)	(69)			305	(2)
Postage and billing	(295)			(11)	39	(267)
Marketing	(142)	(105)	(2)		(3)	(252)
Other	(250)	(74)	(4)		3	(325)

Total	(2,065)	(525)	(6)	(176)	790	(1,982)
General and administrative expenses	(754)	(133)	(32)	(38)	7	(950)
Financial results	(1,451)	(148)	1	(33)	(10)	(1,641)
Other operating income (expenses), net	(1,056)	61	(49)	761	(489)	(772)
Net income (loss) for the year	888	(460)	38	771	(486)	751

Accounts receivable	3,281	357	40	114	(162)	3,630
Property, plant and equipments	10,508	2,698	179	385		13,770
Loans and financing	6,681	471	25	3,922	(310)	10,789

35  SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

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

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average 98.65% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts are recorded under interest income when the contracts expire while losses are recorded currently against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.

Notes to the financial statements

Under US GAAP, all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The Company does not account for any activities as hedging activities and does not hold derivatives for trading purposes.

For Brazilian GAAP purposes the loan amounts are presented net of the amounts related to the derivative contracts while under US GAAP these would be presented separately in the balance sheet.

(c)	Business combinations

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

The Company identified the following six reporting units for the year 2006:

1.  Fixed-line telecommunications services;

Notes to the financial statements

2.  Mobile telecommunications services;

3.  Data-transmission services;

4.  Rental of duct infrastructure;

5.  Business internet access services; and

6.  Consumer internet access services).

The contact center services reporting unit has been spun-off in 2005 (See Note 36). According to SFAS 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.

Acquisition of Pegasus

The Company assigned all assets and liabilities of Pegasus, to the data-transmission services reporting unit. Of the total amount of goodwill (R$253), an amount of R$87, was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus generated a significant reduction in network maintenance costs for that reporting unit. The remaining portion (R$166) was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

The Company has performed the impairment test for the goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform step two and no impairment was recorded.

Intangible assets

The Company’s intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,
	2006			2005
	Carrying	Accumulated
	amount	amortization	Net	Net

Intangible assets subject to amortization:
Licenses — Oi(i)	1,237	(394)	843	932
Indefeasible rights of use (IRU)(ii)	682	(281)	401	447
Goodwill(iii):	253		253	253

Total Intangible Assets	2,172	(675)	1,497	1,632

(i)	Refers to the amount paid by Oi, in February 2001, to operate SMP and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004. The Company began amortizing the main license, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.

(ii)	Refers to several indefeasible rights of use contracts of Pegasus and Telemar. (Note 35 (m))

Notes to the financial statements

(iii)	For Brazilian GAAP, the Company began amortizing the intangible as of January 2003 on a straight-line basis over the term of the expected return, which is five years. Under US GAAP this amount of goodwill is not amortized, but rather subject to an annual impairment test, in accordance with SFAS 142.

Participation increase in AIX

The negative goodwill in the participation increase in AIX (R$54) was recorded in 2004, the net negative goodwill in the amount of R$26 has been reclassified to deferred income for disclosure purposes under Brazilian GAAP, according to CVM Instruction No. 247. (Note 8).

Under U.S. GAAP, negative goodwill must be allocated to other assets acquired. The Company allocated the negative goodwill by decreasing AIX’s intangible asset related to long-term receivables from Barramar S.A. (a company from which AIX rents duct infrastructure) that qualified as an intangible asset under the criteria of FAS 141.

(d)	Fistel fee upon activation of new clients

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

(e)	Deferred charges from pre-operating period

Under Brazilian GAAP, expenses incurred during the pre-operating period are deferred until the entity is fully operational, at which time the expenses are amortized to income over the time of the expected future benefit of the new subsidiary (Note 20).

Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(f)	Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the dead line for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP accounting principles (Note 30). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

Notes to the financial statements

The funded status of the plans at December 31, 2006 and 2005, in accordance with US GAAP, is presented in Note 41. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 41.

For USGAAP purposes, the funded status of the pension plans is presented as a prepaid asset according to FAS 87. As at December 31, 2006, the Company adopted FAS 158 and as a result of the implementation of the aforementioned standard, “Unrecognized net actuarial gain”, “Prior service cost” and “Unrecognized transition obligation”, that were previously included as prepaid assets have been recorded as “Other comprehensive income” as component of stockholders’ equity.

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

In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104 — Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2006, 2005 and 2004 of R$69, R$40 and R$59, respectively.

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

Notes to the financial statements

Under US GAAP, in accordance with the provisions of SFAS N° 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not directly associated with construction-in-progress can be capitalized.

(i)	Corporate reorganization

(i)	Date of acquisition

Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to approval of the operation by stockholders. The fixed-line subsidiaries’ corporate reorganization in 2001, was recorded based on accounting balances as of March 31, 2001, despite of the fact that the approval of the operation by the stockholders only occurred on August 2, 2001.

Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of stockholders or others. However, in this case, stockholder and regulatory approval was required and was only received on August 2, 2001, which is thus the acquisition date for USGAAP purposes. Likewise, the date of the sale of the participation in subsidiaries to third parties is the date of the stockholders’ approval.

(ii)	Basis of accounting

Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries, which of R$51 was recorded as a capital gain in “non-operating income”.

Under US GAAP, the consideration given in the form of stock in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of that stock. The difference between the book value and quoted value of the stock given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the stock given is based on the listed value of such stock immediately after stockholders’ approval of the corporate reorganization.

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

Notes to the financial statements

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

Stockholders’ equity adjustment under US GAAP was R$57 at December 31, 2003. In 2004 this balance was totally depreciated and therefore had no more effect on stockholders’ equity as from December 31, 2004.

(l)	Stock option

Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price.

Under US GAAP, the Company applied APB 25, “Accounting for Shares Issued to Employees” through 2005. Under APB 25, employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the stock’s market-price over the option price. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued, multiplied by the year-end market price less the exercise price. The incremental change in compensation cost is then amortized as a charge to expense over the vesting period. Required calculations and disclosures are provided in Note 30(d).

As of the fiscal year ended December 31, 2006, the Company applies SFAS No. 123R, “Share-Based Payment” and SFAS No. 123(R)-2 “Practical accommodation to the application of grant date as defined in FASB Statement No. 123(R)”. These Statements require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non- preference for a type of valuation model.

In accordance with SFAS 123(R), the Company’s stock-options continue to qualify for liability treatment. Because of the low number if options outstanding and short remaining vesting period, the adoption of SFAS 123(R) had no material impact on the Company’s financial position, results of operations or cash flows.

(m)	Rights of use

The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$401 (2005 — R$446).

Under BR GAAP, only the monthly payments are accounted for and recorded as expenses in the statement of operations.

Under US GAAP, the total amount, (as mentioned above), has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2006, the total

Notes to the financial statements

amount of current liabilities was R$53 (2005 — R$56) and the total amount of long-term liabilities was R$348 (2005 — R$390).

(n)	Income tax and social contribution

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

For US GAAP reconciliation purposes, the Company has recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$292 and R$195, for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2004, no additional valuation allowance related to the subsidiary Oi, was recorded, since all 2004 deferred tax credits were fully reserved under BR GAAP.

Notes to the financial statements

The total deferred tax assets and related valuation allowance for each of the three years ended December 31, 2005, are as follows:

	2006	2005	2004

Total amount of net deferrable taxes according to BR GAAP	2,122	1,649	1,591
Unrecorded tax credits according to BR GAAP	158	373	493

Total amount of deferrable taxes according to BR GAAP	2,280	2,022	2,084
Valuation allowance — tax loss carryforwards	(865)	(888)	(813)
Valuation allowance — temporary differences	(100)
Net deferred tax asset	1,315	1,134	1,271

Current	236	209	122
Long-term	1,079	925	1,149

Under Brazilian GAAP, fiscal incentives are recorded directly in stockholders’ equity as a special capital reserve. Under US GAAP these benefits are recorded as income for the period, in the line item income tax and social contribution.

(o)	Provision for dividends proposed but not yet declared

Under Brazilian GAAP, at each balance sheet date, the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on own-capital is deductible for income tax purposes and is presented as a deduction from stockholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverses out the same amount as a reversal of the financial expense.

Under US GAAP, since dividends proposed may be ratified or modified at the Annual Stockholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore accrued only up to the minimum annual compulsory dividends. Interim dividends (interest on own-capital) paid during the reporting periods are computed as prepayments for the annual minimum compulsory dividend. Under US GAAP, the Company reversed such amounts recorded for dividends proposed for the part that exceeds the minimum annual compulsory dividends.

(p)	Earnings per share

Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per share.

Under US GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and undistributable net income available to preferred stockholders and dividing net income available to common and preferred stockholders by the weighted-average number of common and preferred stock outstanding during the period. Net income available to preferred stockholders is the sum of the preferred dividends (up to a minimum of 6% of preferred capital stock or 3% of

Notes to the financial statements

preferred stockholders’ equity, whichever is greater) and the preferred stockholders portion of undistributed net income (Note 28). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common stock in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred stock and common stock. Undistributed net income is calculated by deducting the preferred dividend and common stock dividends from net income. Undistributed net income is divided equally by the preferred and common stockholders on a pro rata basis. The common stock’s mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of stock from the preferred stock option plans.

The Company’s preferred stock is non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over common stock in the event of liquidation of the Company. The preferred stockholders were entitled to a non-cumulative dividend and interest on own-capital, of R$0.86 per preferred share in 2006, R$2.06 per preferred share in 2005 and R$2.90 per preferred share in 2004.

(q)	Segment reporting

Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003. The segment reporting included in Brazilian GAAP uses the presentation basis of US GAAP (Note 34).

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

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS N° 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others..Refer to Note 35 (u) for the differences in cash flow presentation between US GAAP and BR GAAP.

Notes to the financial statements

(s)	Classification of income statement line items

Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2006, 2005 and 2004. Accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 39). The reclassifications are summarized as follows:

➢	Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

➢	The net income (loss) differences between Brazilian GAAP and US GAAP — as detailed in the reconciliation in Note 37, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

➢	Non-recurring gains or losses are presented as a separate line item under BR GAAP, but reclassified to “other operating expenses, net” for US GAAP presentation purposes.

➢	Non-operating income (expense) is presented as a separate line item after operating income under BR GAAP, but reclassified to “other operating expense, net” for US GAAP presentation purposes, and thus included in US GAAP “operating income”, because non of the components of non-operating income (expense) would be classified as extraordinary item for US GAAP purposes.

➢	Equity accounting adjustments are presented as a separate line item under BR GAAP, but (i) reclassified to “other operating expenses, net” for US GAAP presentation purposes and (ii) part of this adjustment, which refers to tax incentives, is reclassified to income taxes and social contribution for US GAAP presentation purposes (R$131, R$65 and R$79 for the years 2006, 2005 and 2004, respectively). For the years 2005 and 2004, the remaining amount refers mainly to adjustments for prescribed, unclaimed dividends (R$10 and R$37 for the years 2005 and 2004, respectively). In 2006, there were no prescribed, unclaimed dividends and the remaining amount refers to several smaller amounts.

➢	The item Bonuses/rebates obtained is reclassified from Other operating income to Costs of handsets and accessories for US GAAP purposes.

➢	The item Financial discounts allowed is reclassified from Interest expense to a reduction of revenue from handsets and accessories for US GAAP purposes.

➢	Inventory write-down due to obsolescence, relating to handsets is being reclassified from Other operating expense to Cost of handsets and accessories sold.

(t)	Recent US GAAP accounting pronouncements

(i)	SFAS 159

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

Notes to the financial statements

The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning on January 1, 2008

(ii)	SFAS 158

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the other changes in prepaid pension costs (Unrecognized net actuarial gain, prior service costs and unrecognized transition obligation) through comprehensive income. This section of the standard is effective for fiscal years ending on or after December 15, 2006 and the Company applied it to its financial statements for the fiscal year ending December 31, 2006 (Note 41).

Statement No. 158 also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. This section is effective for fiscal years ending after December 15, 2008.

(iii)	SFAS 157

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Accordingly to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This standard is effective for fiscal years ending on or after November 15, 2007. The Company is currently studying the impact of this standard and will apply this standard as of the fiscal year beginning on January 1, 2008.

(iv)	SFAS 155

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”. The Company will apply this standard as of the fiscal year beginning January 1, 2007, but does not expect this statement to have any significant impact on its financial position, results of operations or cash flows.

(v)	FIN 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. This standard is effective as from January 1, 2007. The Company will apply this

Notes to the financial statements

standard as of the fiscal year beginning January 1, 2007, but does not expect this statement to have any significant impact on its financial position, results of operations or cash flows.

(vi)	EITF 06-3

At its June 15, 2006 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 06-3: How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).

The Task Force reached a consensus that this Issue includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. It excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process.

The Company already includes sales tax as a reduction of revenue.

u.	Cash and Cash Equivalents

Under US GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and have original maturities of 90 days or less. The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government bonds, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents. This change in definition was adopted during the fiscal year ended December 31, 2006. Additionally, under BR GAAP the Company has reported interest payments as a financing activity however, under US GAAP these payments are considered to be part of a company’s operating activity.

For US GAAP purposes Government securities are classified as held-to-maturity securities and the other investments not considered to be cash equivalents under US GAAP are classified as trading securities. Unrealized holding gains or losses on trading securities are recognized in income. Although these securities are not considered cash equivalents under US GAAP there is no difference in measurement or impact to the statements of operations compared to BR GAAP. However, for US GAAP cash flow statement purposes, purchases, sales or maturities of held-to-maturity securities are presented in cash flows from investing activities and purchases, sales or maturities of trading securities are presented in cash flow from operating activities.

Effects on balance sheet:

	2006	2005

Cash and cash equivalents under Brazilian GAAP	4,687	3,771
Difference in definition of temporary investments	(1,810)	(1,537)

Cash and cash equivalents under US GAAP	2,877	2,234

Notes to the financial statements

Effects on statements of cash flow:

	2006	2005	2004

Operating activities under Brazilian GAAP	5,590	5,917	6,082
Cash flows relating to purchases, sales and maturities of trading securities under US GAAP	(588)	348	(1,312)
Interest paid treated as financing activities under Brazilian GAAP	(865)	(951)	(950)

Operating activities under US GAAP	4,137	5,314	3,820

Investing activities under Brazilian GAAP	(2,340)	(2,456)	(2,063)
Cash flows relating to purchases, sales and maturities of held-to-maturity securities under US GAAP	315	(370)	(203)

Investing activities under US GAAP	(2,025)	(2,826)	(2,266)

Financing activities under Brazilian GAAP	(2,334)	(5,162)	(2,872)
Interest paid treated as financing activities under Brazilian GAAP	865	951	950

Financing activities under US GAAP	(1,469)	(4,211)	(1,922)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	3,771	5,472	4,325
Difference in definition of temporary investments at beginning of the year	(1,537)	(1,515)

Cash and cash equivalents at beginning of the year under US GAAP	2,234	3,957	4,325
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	916	(1,701)	1,147
Cash flows relating to short-term investments under US GAAP	(273)	(22)	(1,515)

Cash and cash equivalents at end of year under US GAAP	2,877	2,234	3,957

36  SPIN-OFF OF CONTAX PARTICIPAÇÕES

On December 29, 2004 the Parent Company’s stockholders approved the spin-off of Contax Participações’ stock. On March 9, 2005, the spin-off became effective, because in accordance with Brazilian corporate law, management needed to wait 60 days, after the date that the minutes that approved the spin-off were registered with the Board of Trade, in order to verify that no creditors opposed to the transaction. For January and February of 2005, Contax Participações’ results of operations were immaterial and therefore not consolidated by the Company.

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

Notes to the financial statements

The following are the unaudited pro forma condensed results of operations of Contax Participações for 2004 and 2003, currently consolidated by the Company, as the transaction did not qualify for accounting treatment as discontinued operations:

Income statements:

2004

Net operating revenue	654
Cost of services rendered	(574)

Gross Profit	80
Operating expenses
Selling, general and administrative	(47)

Operating income	33
Interest expenses, net	(5)

Income from continuing operations before tax	28
Income tax and social contribution	(12)

Income from continuing operations	16
Discontinued operations:
Loss from operations of discontinued components	(14)
Income tax benefit	5

Loss on discontinued operations	(9)
Income for year	7

Notes to the financial statements

37.	NET INCOME RECONCILIATION OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

			Years ended December 31
	Note 35		2006	2005	2004

Net income under Brazilian GAAP			1,310	1,114	751
Subsidies on postpaid mobile handsets	(a	)	35	(153)	2
Fair value adjustment on derivatives	(b	)	(3)	(122)	(111)
Reversal of goodwill amortization under BR GAAP	(c	)	76	76	75
Additional depreciation of property, plant and equipment	(c	)	(11)	(11)	(11)
Fistel fee upon activation of new clients	(d	)	18	(16)	(15)
Reversal of the amortization of deferred charges	(e	)	66	60	68
Write-off of deferred charges	(e	)	(9)	4
Change in prepaid pension cost	(f	)	12	39	32
Deferred revenues on public telephone prepaid calling cards	(g	)	(1)	(11)	13
Depreciation of capitalized interest	(h	)	31	13	(7)
Depreciation fair-value adjustment corporate reorganization	(i	)	6	6	7
Capital lease adjustments	(j	)	16	14	5
Depreciation of additional inflation restatement 1996 and 1997	(k	)			(57)
Deferred income tax Oi	(n	)	(292)	(195)
Indefeasible rights of use Pegasus	(m	)	2	2	1
Deferred tax on adjustments	(n	)	(81)	34	(1)
Minority interest on adjustments			26	35	(6)

Total net income under US GAAP			1,201	889	746

Notes to the financial statements

38.	STOCKHOLDERS’ EQUITY RECONCILIATION OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

			Years ended December 31
	Note 35		2006	2005

Stockholders’ equity under Brazilian GAAP			8,959	7,979
Reversal of provision for dividends not yet approved	(o	)	30	573
Minimum compulsory dividends	(o	)	4	(38)
Write-off of deferred charges	(e	)	(669)	(660)
Reversal of the amortization of deferred charges	(e	)	300	234
Prepaid pension cost	(f	)	186	326
Subsidies on postpaid mobile handsets	(a	)	(179)	(214)
Reversal of goodwill amortization under BR GAAP	(c	)	302	226
Additional depreciation of Pegasus’ property, plant and equipment	(c	)	(43)	(32)
Capitalization of interest on construction-in-progress	(h	)	(370)	(370)
Depreciation of capitalized interest adjustment	(h	)	320	290
Fistel fee upon activation of new clients	(d	)	(85)	(104)
Fair-value adjustment on derivatives	(b	)	43	46
Deferred revenue on public telephones prepaid calling cards	(g	)	(17)	(16)
Capital lease adjustments	(j	)	44	29
Corporate reorganization fair value adjustment on property, plant and equipment	(i	)	(44)	(44)
Depreciation of fair value adjustment on property, plant and equipment	(i	)	34	28
Deferred income tax	(n	)	(807)	(515)
Indefeasible rights of use Pegasus	(m	)	1	(1)
Deferred tax on adjustments	(n	)	60	89
Minority interest on adjustments			139	112

Consolidated stockholders’ equity under US GAAP			8,208	7,938

US GAAP supplementary information:
Property, plant and equipment			44,505	46,034
Accumulated depreciation			(32,769)	(33,211)

Net property, plant and equipment			11,736	12,823
Intangible assets			3,420	2,171
Accumulated amortization			(1,815)	(539)

Net intangible assets			1,605	1,632
Net property, plant, equipment and intangible assets			13,341	14,455
Other assets			13,868	12,709

Total assets			27,209	27,164

Notes to the financial statements

39.	CONDENSED STATEMENTS OF OPERATIONS PREPARED IN ACCORDANCE WITH US GAAP

	Years ended December 31
	2006	2005	2004

Gross operating revenue	24,162	23,636	22,079
Deductions (primarily indirect taxes like ICMS, PIS and COFINS)	(7,360)	(6,939)	(6,283)

Net operating revenue	16,802	16,697	15,796
Cost of services rendered and goods sold	(9,233)	(8,892)	(9,128)

Gross profit	7,569	7,805	6,668
Operating expenses:
Selling	(2,589)	(2,669)	(1,972)
General and administrative	(1,187)	(1,056)	(935)
Other operating expense, net	(538)	(541)	(587)

Operating income	3,255	3,539	3,174
Interest expenses, net	(1,205)	(1,888)	(1,802)

Income from continuing operations before tax	2,050	1,651	1,372
Income tax and social contribution	(583)	(468)	(447)

Income before minority interests	1,467	1,183	925
Minority interests	(266)	(294)	(179)

Net income	1,201	889	746
Other comprehensive income before tax:
Minimum pension liability adjustment	179

Other comprehensive income before tax	179
Income tax expense related to items if other comprehensive income	(61)

Other comprehensive income before minority interests	118
Minority interests expense related to items if other comprehensive income	(22)

Other comprehensive income	96
Comprehensive income	1,297	889	746

Comprehensive income applicable to preferred stock	865	593	497
Comprehensive income applicable to common stock	432	296	249
Net income from continuing operations per share (see Note 34(p)):
Common stock — Basic (in Reais)	3.39	2.33	1.96
Weighted average common shares outstanding (in thousands of shares)	127,374	127,227	126,642
Common stock — Diluted (in Reais)	3.39	2.33	1.96
Weighted average common shares outstanding (in thousands of shares)	127,374	127,227	126,642
Preferred stock — Basic (in Reais)	3.40	2.33	1.95
Weighted average preferred shares outstanding (in thousands of shares)	254,747	254,453	255,571
Preferred stock — Diluted (in Reais)	3.39	2.32	1.93
Weighted average preferred stock outstanding (in thousands of shares)	255,103	255,720	257,023

Notes to the financial statements

40.	CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY IN ACCORDANCE WITH US GAAP

	Capital
	stock and
	additional		Unrealized	Treasury		Other
	paid-in	Statutory	income	stock	Investment	comprehensive	Retained
	capital	reserve	reserve	reserve	reserve	income	earnings	Total

Balances at December 31, 2003	5,626	60		(260)	3,115			8,541
Capitalization of retained earnings	167						(167)
Appropriation to legal reserve		35					(35)
Acquisition of treasury stock				(248)				(248)
Cancellation of treasury stock				206	(206)
Dividends							(405)	(405)
Interest on own-capital							(100)	(100)
Dividends prescribed							15	15
Net income for the year							746	746
Transfer to investment reserve					54		(54)

Balances at December 31, 2004	5,793	95		(302)	2,963			8,549
Capitalization of retained earnings	154						(154)
Capital reduction spin-off Contax	(277)							(277)
Realization of capital reserve	(27)						27
Tax incentives	4							4
Appropriation to legal reserve		53					(53)
Appropriation to unrealized income reserve			272				(272)
Acquisition of treasury stock				(71)				(71)
Dividends							(974)	(974)
Interest on own-capital							(212)	(212)
Dividends prescribed							30	30
Net income for the year							889	889
Transfer from investment reserve					(719)		719

Balances at December 31, 2005	5,647	148	272	(373)	2,244			7,938
Tax incentives	1							1
Appropriation to legal reserve		62					(62)
Appropriation to unrealized income reserve			(272)				272
Dividends							(540)	(540)
Minimum compulsory dividends							(296)	(296)
Net income for the year							1,201	1,201
Unrecognized pension cost (FAS 158)						(96)		(96)
Transfer to investment reserve					575		(575)

Balances at December 31, 2006	5,648	210		(373)	2,819	(96)		8,208

Notes to the financial statements

41	PENSION PLAN

(a)	Change in benefit obligation

The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2006	2005

Projected benefit obligation at the beginning of the year	1,726	1,491
Service cost	7	9
Interest cost	226	196
Benefits paid	(103)	(86)
Changes in assumptions	29	106
Actuarial (gain) loss	(37)	10

Projected benefit obligation at end of the year	1,848	1,726

(b)	Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2006	2005

Fair value of plan assets at the beginning of the year	1,901	1,733
Actual return on plan assets	230	249
Company’s contributions	6	5
Benefits paid	(103)	(86)

Fair value of plan assets at end of year	2,034	1,901

(c)	Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2006(*)	2005

Funded status of plan	186	174
Unrecognized net actuarial gain		181
Prior service cost		2
Unrecognized transition obligation		(31)

Prepaid pension cost	186	326

(*)	In 2006, according to FAS 158, unrecognized net actuarial gain, prior service cost and unrecognized transition obligation are reclassified to Other Comprehensive Income (OCI) as component of Stockholders’ Equity.

Notes to the financial statements

(d)	Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2006	2005

Net service cost	6	9
Interest cost	226	195
Expected return on plan assets	(266)	(237)
Amortization of unrecognized net actuarial gain	3
Prior service cost	1	1
Amortization of initial transition obligation	(2)	(2)

Net periodic benefit cost	(32)	(34)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2006, 2005 and 2004.

(e)	Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2006	2005

Discount rate for determining projected benefit obligations	10.2%	13.4%
Expected long-term rate of return on plan assets(*)	10.8%	14.3%
Annual salary increases	6.6%	7.0%
Rate of compensation increase	4.0%	7.0%
Inflation rate assumption used in the above	4.0%	7.0%

(*)	The percentage of 10.8% for the year 2006 is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

(f)	Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

	2006
	TelemarPrev	PBS-Telemar

Equity securities	50.00%	0.00%
Debt securities	30%-100%	70%-100%
Real estate	10.0%	14.0%
Loans	10.0%	15.0%
Fixed income	0.00%	0.00%

Notes to the financial statements

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar
	2006	2005	2006	2005

Equity securities	31.80%	28.75%	0.00%	0.00%
Fixed income	67.50%	67.25%	93.70%	92.65%
Real estate	0.20%	3.27%	5.50%	6.40%
Loans to participants	0.50%	0.50%	0.80%	0.81%
Other	0.00%	0.23%	0.00%	0.14%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,312 of assets in December 31, 2006 are divided in the following portfolio: 50.0% in equity of approximately 36 Brazilian companies, 10.0% in real state and 10.0% represent loans to participants.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, equity securities investments are preferred when choosing the allocation of the R$195 assets, representing 50.0% of the portfolio in December 31, 2006.

(i)	Expected contribution and benefits

Expected employer contributions for the year 2007 are R$214 for the PBS-Telemar plan and R$5,428 for the TelemarPrev plan.

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev

2007	93	13
2008	97	13
2009	102	14
2010	109	14
2011	116	14
2012 until 2016	753	79

Notes to the financial statements

(j)	Effect of initial recognition provision of SFAS 158

		Adjustments
	Before	Overfunded	After
	application	pension	application
	of SFAS 158	plans	of SFAS 158

Prepaid pension cost	365	(179)	186
Total assets	27,388	(179)	27,209
Employees postretirement benefits	1,848		1,848
Deferred income tax	1,245	61	1,184
Minority interests	2,317	22	2,295
Total liabilities	19,084	(83)	19,001
Other cumulative comprehensive deficit		(96)	(96)
Total stockholders’ equity	8,304	(96)	8,208

(k)	Other cumulative comprehensive effect

As of December 31, 2006
Overfunded pension plans

Net transition obligation/(asset)	(29)
Net prior service cost/(credit)	1
Net actuarial loss/(gain)	207
Deferred income tax	(61)
Minority interests	(22)

Amounts recognized in other cumulative comprehensive deficit	96

(l)	Change in other cumulative comprehensive deficit

As of December 31, 2006
Overfunded pension plans

Net transition obligation/(asset) not yet recognized in NPPC at beginning of period	(33)
Net actuarial loss/(gain) not yet recognized in NPPC at beginning of the period	368
Deferred income tax at beginning of the period	(114)
Minority interest at beginning of the period	(42)

Effect of initial recognition of cumulative comprehensive deficit	179
Change in the period:
Amortization of net transition obligation/(asset)	2
Amortization of net actuarial loss (gain)	(15)
Total net actuarial loss/(gain) arising during period	26
Deferred income tax	61
Minority interests	22

Total recognized in other cumulative comprehensive deficit	(96)