Form 20-F
period 2007-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2008-05-06
CIK 1066113

As filed with the Securities and Exchange Commission on May 5, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Tele Norte Leste Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425/8° andar-Leblon

22430-190 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred shares, without par value*	New York Stock Exchange
American Depositary Shares, each representing one preferred share	New York Stock Exchange

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the notes thereto in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on Brazilian corporate law (Law No. 6,404, as amended), the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), and the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade, or CFC), and the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or Ibracon). Brazilian GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See “Item 3. Key information—Selected Financial Information,” “Item 5. Operating and financial review and prospects,” “Item 5. Operating and financial review and prospects—U.S. GAAP reconciliation” and Note 36 to the consolidated financial statements included in this annual report for a summary of the differences between Brazilian GAAP and U.S. GAAP.

All references herein to (1) “we,” “us,” “our” or “Company” are references to Tele Norte Leste Participações S.A. and its consolidated subsidiaries; and (2) “TNL” are references solely to Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A., our fixed-line subsidiary, is referred to as “TMAR”, and our mobile phone indirect subsidiary, TNL PCS S.A., is referred to as “Oi.” TNL PCS Participações S.A., our direct subsidiary, is referred to as “TNL PCS Sub.” Our controlling shareholder Telemar Participações S.A. is referred to as “TmarPart.” References to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil.

References to “American Depositary Shares,” or “ADSs,” are to American Depositary Shares traded on the New York Stock Exchange, or NYSE, each representing one preferred share of TNL. The ADSs are evidenced by American Depositary Receipts, or ADRs. “IST” refers to the Telecommunication Services Index, the tariff adjustment index for telecommunication services used by the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, since 2006.

Certain figures included in this offering memorandum have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

This annual report is presented in reais. On April 29, 2008, the selling rate for reais was R$1.706 to U.S.$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at April 29, 2008 may not be indicative of future exchange rates. See “Item 3. Key information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since 2003.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “foresee” and similar words are intended to identify forward-looking statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. These forward-looking statements include, but are not limited to: (1) statements about current conditions and future trends in our industry; and (2) statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, budgets, competitive position, growth opportunities, benefits from new technology, plans and objectives of our management and other matters.

These forward-looking statements are based largely on our current beliefs, expectations, projections and intentions about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, which may cause our results of operations to be substantially different than those included in this annual report Many important factors may make our actual results substantially different than our forward-looking statements in this annual report, including, among others:

•	competition in the Brazilian telecommunications sector;

•	management’s current expectations and estimates concerning our future financial performance, financing plans and programs;

•

changes in the legal and regulatory environment that affect the telecommunications industry and our business in general, including tax issues and issues relating to the remuneration for the use of our network;

•	the Brazilian government’s telecommunications policies and changes or developments of the regulations of ANATEL, applicable to us;

•	cost and availability of financing;

•	general level of demand for, and changes in the market prices of, our products and services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific Brazilian states in which we operate;

•	inflation and fluctuation in exchange rates;

•	legal and administrative proceedings to which we are a party; and

•	risk factors discussed in “Item 3. Key information––Risk Factors” of this annual report.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Item 3. Key information—Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Investors should not unduly rely on these forward-looking statements, which speak only as of the date of this annual report. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. Investors should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission, or SEC, after the date of this annual report. See “Item 10. Additional information—Documents on display.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Information

The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the notes thereto, or the consolidated financial statements. The consolidated financial statements have been audited by our independent registered public accounting firm, and their report on the consolidated financial statements are presented in this annual report F-pages. The selected financial information as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 has been derived from our consolidated financial statements prepared for those fiscal years that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “Item 5. Operating and financial review and prospects—U.S. GAAP reconciliation” and Note 36 to the consolidated financial statements included in this annual report for a summary of the differences between Brazilian GAAP and U.S. GAAP.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007 (1)
	(Thousands of reais, except per share data)					(Thousands of US$, except per share data)
Consolidated Statement of Operations Data:
Brazilian GAAP
Net operating revenue	14,003	15,842	16,747	16,872	17,584	9,929
Cost of goods sold and services rendered	(8,685)	(9,126)	(8,796)	(9,360)	(9,261)	(5,229)

Gross profit	5,318	6,716	7,951	7,512	8,323	4,700
Operating expenses	(2,894)	(3,704)	(4,521)	(4,411)	(4,177)	(2,359)

Operating income before interest	2,424	3,012	3,430	3,101	4,146	2,341
Interest income	606	776	908	733	960	542
Interest expense	(2,785)	(2,417)	(2,524)	(2,022)	(1,384)	(781)

Income from continuing operations before taxes and minority interest	245	1,371	1,814	1,812	3,722	2,102
Income tax and social contribution	113	(447)	(371)	(210)	(877)	(495)
Minority interest	(145)	(173)	(329)	(292)	(487)	(275)

Net income	213	751	1,114	1,310	2,358	1,332

Net income per share outstanding	0.56	1.98	2.92	3.43	6.01	3.39
Dividends per preferred share	0.90	2.63	1.50	0.079	0.21	0.12
Interest on shareholders equity per preferred shares	1.20	0.26	0.56	0.79	1.37	0.77
Dividends per common share	0.90	2.63	1.50	0.079	0.21	0.12
Interest on shareholders equity per common share	1.20	0.26	0.56	0.79	1.37	0.77
Shares outstanding at the balance sheet date (thousands)	381,777	379,804	382,122	382,122	382,122	382,122
U.S. GAAP
Operating revenue, net	13,923	15,796	16,697	16,802	17,364	9,805
Cost of services	(8,851)	(9,128)	(9,044)	(9,131)	(9,198)	(5,194)

Gross profit	5,072	6,668	7,957	7,671	8,166	4,611
Operating expenses	(2,671)	(3,494)	(4,266)	(4,314)	(4,037)	(2,280)

Operating income before interest	2,401	3,174	3,691	3,357	4,129	2,331
Interest expense, net	(731)	(1,802)	(2,049)	(1,307)	(458)	(258)

Income before taxes and minority interest	1,670	1,372	1,651	2,050	3,671	2,073
Income tax and social contribution	(568)	(447)	(468)	(583)	(52)	(29)
Minority interest	(144)	(179)	(294)	(266)	(641)	(362)

Net income	958	746	889	1,201	2,978	1,682
Other comprehensive income	—	—	—	(96)	(75)	(42)

Comprehensive income	958	746	889	1,105	2,903	1,640

Net income applicable to each class of shares:
Preferred	638	497	593	801	1,985	1,121
Common	319	249	296	400	993	561
Net income per share:
Common Shares — Basic	2.55	1.96	2.33	3.14	7.80	4.40
Common Shares — Diluted	2.55	1.96	2.33	3.14	7.75	4.38
Preferred Shares — Basic	2.51	1.95	2.33	3.14	7.79	4.40
Preferred Shares — Diluted	2.49	1.93	2.32	3.14	7.79	4.40
Weighted average shares outstanding (thousands)(2):
Common Shares — Basic	125,284	126,642	127,227	127,374	127,374
Common Shares — Diluted	125,284	126,642	127,227	127,374	128,166
Preferred Shares — Basic	254,256	255,571	254,453	254,748	254,748
Preferred Shares — Diluted	255,935	257,023	255,720	255,103	254,748

	As of December 31,
	2003	2004	2005	2006	2007	2007(1)
	(Thousands of reais)					(Thousands of US$)
Consolidated Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	14,466	13,442	12,518	11,733	11,529	6,510
Intangible assets, net	1,839	1,593	1,445	1,385	1,598	902
Total assets	29,158	29,313	27,266	27,995	30,786	17,383
Capital and capital reserves	5,013	5,013	4,713	4,714	4,714	2,662
Shareholders’ equity(3) (TNL)	8,545	7,963	7,979	8,959	10,665	6,022
U.S. GAAP
Property, plant and equipment, net	15,032	13,750	12,823	11,736	11,634	6,569
Intangible assets, net	1,784	1,744	1,632	1,605	1,719	971
Total assets	28,921	28,943	27,164	27,209	30,114	17,004
Capital and additional paid-in capital	5,626	5,793	5,647	5,648	5,648	3,189
Shareholders’ equity(3) (consolidated)	8,541	8,549	7,938	8,208	10,514	5,937

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2007 for reais into U.S. dollars of R$1.771=US$1.00.
(2)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2003.
(3)	Includes dividends and interest on shareholders equity, which is an alternative method under Brazilian GAAP to distribute dividends to shareholders.

Exchange Rates

We pay dividends or interest on shareholders’ equity and make other capital distributions in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of our ADSs on conversion by the Bank of New York, as depositary, of dividends and other distributions in Brazilian currency on the preferred shares represented by our ADSs. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of our preferred shares on the BOVESPA.

Because we have a substantial amount of foreign-denominated debt and because a significant portion of our capital expenditures are denominated in U.S. dollars, exchange rate fluctuations may also affect our results of operations. We have entered into swap agreements to mitigate the risks of losses from foreign exchange variations relating to our foreign denominated debt in U.S. dollars and Japanese Yen. See “Item 5. Operating and financial review and prospects—Cash flow—Derivatives.”

Until March 4, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market, or Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets. Previously, the Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank). The Floating Market rate was generally applied to specific transactions for which the Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or CMN), issued Resolution No. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (1) the unification of the foreign exchange markets (Commercial Market and Floating Market, as described below) to create a single foreign exchange market; (2) the relaxation of certain rules relating to the acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for the internalization of proceeds derived from Brazilian exports. As of such date, all foreign exchange transactions are made through the foreign exchange market, by means of foreign exchange contracts signed with local institutions authorized to deal in foreign exchange. Under the new system, transfers of funds from Brazil abroad can still be made through the international transfer of Brazilian currency mechanism (also known as Transferência Internacional de Reais, or TIR) but only for the transferor’s own funds. Accordingly, any and all transfers formerly effected by Brazilian resident individuals or companies via TIR using accounts held by foreign financial institutions in Brazil will be made directly through the foreign exchange market.

Foreign currencies may be purchased only through a Brazilian bank authorized to operate in the foreign exchange markets. Foreign exchange rates are freely negotiated, but may be strongly influenced by the Central Bank intervention. The changes to the foreign exchange regulation introduced by the Brazilian authorities sought to make foreign exchange transactions simpler and more efficient.

Brazilian law also provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reason to anticipate such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. There can be no assurance that such measures will not be taken by the Brazilian government in the future.

From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per U.S.$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict the Brazilian government’s future exchange rate policies or what impact those policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “—Risk Factors—Risks relating to Brazil.”

The following table sets forth the foreign exchange market selling rates published by the Central Bank at the close of business day, expressed in reais per U.S. dollar for the periods indicated.

Year	Period End		Average(*)		High		Low
2003	R$	2.8892	R$	3.0783	R$	3.6623	R$	2.8219
2004		2.6544		2.9259		3.2051		2.6544
2005		2.3407		2.4125		2.7621		2.1633
2006		2.1380		2.1771		2.3711		2.0586
2007		1.7713		1.9483		2.1556		1.7325

(*)	Average of the daily exchange rates for the relevant period.

Source: Central Bank.

	Reais per U.S. Dollar
Year	High		Low
October 2007	R$	1.828	R$	1.744
November 2007		1.850		1.733
December 2007		1.823		1.762
January 2008		1.830		1.741
February 2008		1.768		1.672
March 2008		1.749		1.670
April 2008 (through April 29)		1.753		1.658

Source: Central Bank.

On April 29, 2008, the foreign exchange market selling rate was R$1.706 to U.S.$1.00.

Risk Factors

The following risk factors should be carefully considered in addition to the other information presented in this annual report.

Risks Relating to Our Industry and Business

The number of fixed lines in service has stagnated for the past three years and there is no assurance that this market will grow in the future.

According to ANATEL, from December 2004 to December 2007, the number of fixed-lines in service in Brazil decreased from 39.6 million to 39.3 million. In addition, installation of new fixed-lines are expected to be less profitable than existing ones, because new fixed-line clients generally belong to lower-income classes. As we derive most of our revenue from our traditional fixed-line telecommunication services (for the year ended December 31, 2007, these services represented 82.8% of our gross revenues), growth in revenues and our profitability depend mostly on our ability to improve revenue per installed fixed-line and maintain or improve our cost structure in this segment. The future growth and profitability of our fixed-line business depends on many factors beyond our control, such as economic, social, technological or other developments in Brazil, which may have a material adverse effect on our results of operations.

Our fixed-line services face increased competition from other fixed-line service providers and from mobile service providers and, more recently, cable TV providers, which may adversely affect our revenues.

Until 1999, we were the only telecommunications company authorized to provide fixed-line local services in Region I, excluding sector 3 of the ANATEL General Plan of Grants (Plano Geral de Outorgas), or PGO. Since then, several companies, such as Empresa Brasileira de Telecomunicações – Embratel, or Embratel, Vésper S.A., or Vésper, Intelig Telecom S.A., or Intelig, Telecomunicações de São Paulo S.A., known as Telefónica, and Brasil Telecom S.A., or Brasil Telecom, among others, have been authorized by ANATEL to offer local and long-distance services in the same region in which we operate.

We also think that our fixed-line services may face increasing competition from mobile services, as the prices for mobile services decline and approach those of fixed-line services. Increased competition in our fixed-line services business, whether from (i) other fixed-line service providers (such as the partnership between Embratel and Net Serviços de Comunicação S.A., or Net, described below); (ii) providers of voice over internet protocol, or VoIP, services or (iii) mobile service providers may reduce our market share for fixed-line services, raise our marketing costs, increase our permanent assets and decrease our revenue, all of which would adversely affect our results of operations. In addition, most of our main competitors are controlled by international companies that may have easier access to less expensive capital than us.

In November 2005, Embratel, our primary competitor in fixed-line services, announced a telecommunication service agreement with Net, a TV cable company that is our primary competitor in the provision of broadband services. Both companies are affiliates of Telefonos de Mexico, S.A. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. This agreement supports the offering to the Brazilian residential market of an integrated voice, broadband and pay-TV service through a single network infrastructure. This bundling strategy increased competition in the fixed-line services business, which may require us to increase our marketing and capital expenditures, or reduce our rates to maintain market share, in each case leading to a reduction in our profitability.

Our mobile services face strong competition from other mobile service providers, which may adversely affect our revenues.

The market for mobile services in Brazil is extremely competitive. We have experienced increased competition in Region I from large competitors such as Vivo (controlled by Telefónica S.A. and Portugal Telecom S.A.), TIM Brasil S.A., or TIM, and Claro group (controlled by América Móvil, S.A. de C.V., or América Móvil), or Claro, each of which is owned by international telecommunications providers. By the end of 2007, Oi was the market leader in Region I with a 26.9% market share, followed by TIM with 26.4%; Claro with 20.0%, and Vivo with 17.3%. Giving effect to our recent acquisition of Amazônia Celular, Oi would have had a consolidated market share of 29.3% as of December 31, 2007. We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages. Our inability to compete effectively with our competitor’s special packages, prices, traffic usage promotions, and handset subsidy strategies, could affect our revenues and profitability and cause us to lose part of our market share. Additionally, increased competition may cause an increase in marketing expenses and our client-acquisition costs, which would adversely affect our results of operations.

Oi’s commencement of service in the mobile market in Region III (consisting of the state of São Paulo), made possible through authorizations granted in December 2007, will expose Oi to a new competitive environment. Oi’s entrance in the Region III market is likely to generate a reaction by the established competitors in this region. A reaction from a competitor that is more aggressive than that anticipated in our business plans may result in higher costs and lower revenues for us than we initially anticipated, which may adversely affect our results of operations.

For detailed description of our competition, see “Item 4. Information on the Company—Competition.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a great number of competitors. Some competitors offer telecommunication services through broadband, such as cable, which does not require them to use our network, allowing them to reach our clients without paying us interconnection and/or mobile network usage fees. Additionally, the introduction of Worldwide Interoperability for Microwave Access, or Wimax, wireless networks may allow other Internet Service Providers, or ISPs, to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the possibility to provide VoIP and other data services over Wimax networks at lower rates than we are able to offer.

Increasing competition in data services may lead to rate reductions in this segment, affecting the revenues we generate in this business. Additionally, increased competition for data transmission customers requires us to increase our marketing expenses and our capital expenditures and may reduce our market share for those services, in each case leading to a reduction in our profitability. For a detailed description of our competition, see “Item 4. Information on the Company—Competition.”

Our controlling shareholder, TmarPart, has control over us and our controlled companies, and it has the power to decide a number of matters without the approval of our minority shareholders

We are controlled by Tmarpart, which holds 53.8% of our common stock. Only common shares are entitled to full voting rights. Holders of our preferred shares and ADSs do not have voting rights, except in certain specific and limited situations. For additional information, see “Item 7—Major shareholders and related party transactions.”

Our controlling shareholder is entitled to appoint the majority number of members of our board of directors and it has the power to determine the decisions to be taken by our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. According to Brazilian corporate laws, the protections granted to minority shareholders, as well as fiduciary duties of our directors are in certain aspects less protective than in other jurisdictions, including the United States.

High churn rates could negatively affect the revenues and profitability of our mobile services business.

Our ability to generate revenues in our mobile services business is dependent on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails certain costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2007, our average customer churn in the mobile segment, representing the total number of clients disconnected from the network divided by the average base for the period, was 2.5% per month. We cannot assure you that our churn rates will not increase in future periods, which may adversely affect our results of operations.

Our failure to meet certain obligations set forth in TMAR’s 2006 Concession Agreement may result in various fines and penalties imposed on us by ANATEL.

TMAR’s concession to operate fixed-line telecommunications services in Region I was renewed on December 22, 2005. TMAR and the Brazilian government agreed to extend this concession for 20 years, beginning January 1, 2006 pursuant to the 2006 Concession Agreement.

The 2006 Concession Agreement contains new terms reflecting the adoption by ANATEL of a new General Plan on Universal Service (Plano Geral de Metas de Universalização), or GPUS, and certain new regulations, the terms of which could affect our financial condition and results of operations. These terms include, among others: (1) new universal service targets; (2) changes in local rate measurement criteria (from pulse to minute); (3) changes in rate adjustment formulas, including the creation of a telecommunications industry index and the establishment of new parameters for local interconnection rates and new productivity factors; and (4) a new basic plan for fixed-line, low-income customers to be offered as a prepaid plan with a monthly fee that is 40% lower than the existing one. The 2006 Concession Agreement also requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate TMAR’s concession for noncompliance with its quality and universalization obligations. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry.” These changes could, in each case, adversely affect our profitability and results of operations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our governmental authorizations to provide telecommunication services. If we are unable to satisfactorily comply with those inquiries or our service obligations under the concession, ANATEL may commence administrative proceedings in connection with such noncompliance. Throughout 2007, we have received several notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals (Plano Geral de Metas de Qualidade), or GPQG, and the GPUS, among others. We have recorded provisions in the amount of R$68 million as of December 31, 2007 in connection with ANATEL’s fines. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition. See “Item 4. Information on the Company—Regulation of the Brazilian telecommunications industry” and “Item 8. Financial information—Legal proceedings—Administrative proceedings—Fines from ANATEL.”

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by ANATEL. ANATEL regulates rates, quality of service and universalization goals, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of universalization, among other factors, may adversely affect our operations and financial results.

After the current federal government took office on January 1, 2003, some of its members advocated the revision of the regulatory model followed by regulatory agencies in Brazil, including ANATEL, in order to make them subordinate to their respective ministries. The loss of ANATEL’s independence could pose a material risk to our business, given the potential for undue political influence that could be exercised over ANATEL under this new regulatory model.

Also, a number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with the aim of making telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose fixed-line telephone plans at reduced prices (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. The enactment of these and similar proposed legislation may increase our operating costs and/or reduce the amount of the fees we charge our customers, which could adversely affect our profitability.

We depend on our ability to enter into interconnection agreements with other telecommunications services providers. We may not be able to enter into favorable interconnection agreements with them in the future.

In order to receive or send calls from or to customers of other fixed-line and mobile Brazilian and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. ANATEL sets the interconnection rates for fixed-line networks.

Since July 2004, a specific regulation has established that mobile interconnection rates are freely negotiable. Brazilian telecommunications laws and regulations also provide that if interconnection rates for mobile operators are not agreed among telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

In February 2005, TMAR and the mobile telecommunications providers could not reach an agreement regarding the adjustment of the interconnection rate. The parties agreed to establish a temporary adjustment and to submit the adjustment to ANATEL’s arbitration. We cannot predict that the interconnection rates arbitrated by ANATEL will be equivalent to those currently applied by us. If ANATEL sets interconnection rates that differ substantially from those currently applied, the operating and financial results of TMAR, and consequently ours may be materially adversely affected.

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

The mobile telecommunications industry has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Alternative technologies may be developed that are more advanced than those Oi provides today. Even if we adopt new technologies in a timely manner as they are developed, we cannot assure you that we will be able to maintain our level of competitiveness.

In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies.

We may acquire other companies in the telecommunications industry as part of our growth and convergence strategy. A growth strategy that involves acquisitions may present a series of risks to our financial condition, such as: (1) difficulty in capturing synergies and in the integration process, causing the acquisition to be more expensive than originally expected; (2) costs associated with any unforeseen antitrust restrictions; (3) a failure to identify contingencies during the due diligence process; (4) uncertainty in relation to regulatory approval; and (5) costly distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If acquisition transactions cause us to incur costs due to any of the situations similar to or as described above, we may have to dedicate more resources than we had originally planned and eventually face substantial losses that would adversely affect our financial condition and results of operations.

Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require us to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets, and incur acquisition-related expenses.

In addition, we may be unable to realize the anticipated benefits from acquisitions or expansions in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with our existing businesses, including disparate information and record keeping systems.

For a discussion of risks specifically pertaining to the BrT Transaction (as defined below), see “—Risks Relating to the BrT Transaction.”

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2007, we had total consolidated debt of R$9,390 million and a ratio of debt to equity of 0.88:1. We are subject to certain financial covenants that limit our ability to incur additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our loan agreements could adversely affect our financial condition or results of operations. Our inability to incur additional debt may impede our ability to invest in our business and make necessary or advisable capital expenditures, which could reduce future sales and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to pay dividends or make capital expenditures.

If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our loan agreements and our indebtedness at December 31, 2007, see “Item 5. Operating and financial review and prospects—Liquidity and capital resources.”

We are subject to several legal and administrative proceedings.

Based on the opinion of our external legal counsel, we classify our risk of loss from legal and administrative proceedings as “probable,” “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. At December 31, 2007, we have provisioned R$2,333 million for probable claims relating to various tax, labor, civil legal and administrative proceedings against us.

As of December 31, 2007, we had claims against us of approximately R$8.0 billions in tax proceedings, R$1.1 billion in labor proceedings and R$2.8 billions in civil proceedings with a risk of loss classified as “possible” or “remote,” and for which we had made no provisions. Unfavorable decisions in these proceedings may materially adversely affect our results of operations. See Note 26 to our consolidated financial statements. If losses in these proceedings significantly exceed the amount we have provisioned therefor, our financial condition may be materially adversely impacted. See “Item 5. Operating and financial review and prospects.”

We are subject to delinquencies of our accounts receivables.

In 2007, we recorded provisions for doubtful accounts in the amount of R$649 million, primarily due to subscribers’ delinquencies. ANATEL regulations prevent us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our financial results.

We are subject to administrative or legal proceedings deriving from the outsourcing of services that, if decided adversely, may have an adverse effect on our business.

We are subject to proceedings deriving from the outsourcing of services. It is difficult to quantify any administrative or legal proceedings that may occur. If many proceedings derive from the outsourcing of services, with unfavorable decisions to us, we may face a liability for which we will not have made any provision and that may adversely affect our business.

If key members of our senior management resign, or if we are unable to attract and retain skilled management, our business could be materially adversely affected.

Our ability to continue to be competitive in our markets and achieve our growth strategy depends on our senior management team. We may not be able to continue to successfully attract and retain skilled management. If key members of our senior management team were to resign, or if we are unable to continue to attract and retain skilled management, our business, financial condition and results of operations could be adversely affected.

Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. There can be no assurance that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Improper use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

An increase in taxes levied on the telecommunications sector could affect the financial results of our operations.

Fixed-line telecommunications services are subject to certain taxes which are levied exclusively on these services. Fixed-line providers must pay (i) the Fund for Universal Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or Fust, and (ii) the Fund for Technological Development of Brazilian Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), or Funttel. The contributions to Fust and Funttel, which began in 2000, are charged at the rate of 1% and 0.5% of the concessionaires’ gross revenues, respectively, and may not be passed on to customers of telecommunications services as part of the tariffs charged. If additional taxes for telecommunications services are created, or if existing Fust or Funttel taxes are increased, our profit margin could be materially adversely affected in light of the high level of overall taxation to which we are currently subject.

Our operations are dependent upon our network. A system failure could cause delays or interruptions of service, which could cause us losses.

Damage to our network and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. Some of the risks to our network and infrastructure include: (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

The mobile telecommunications industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities frequently suggest that the electromagnetic emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile service providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation on electromagnetic emissions of wireless handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. Although this Resolution did not have any material impact on our business, new laws regarding electromagnetic emissions and exposure may be passed and could have an adverse effect on our business.

Risks Relating to the BrT Transaction

The closing and effectiveness of the BrT Transaction is subject to certain conditions that, if not timely satisfied, may result in the termination of the Share Purchase Agreement, which would have a material adverse effect on our growth and convergence strategy and to our competitiveness.

The closing and effectiveness of the BrT Transaction is subject to changes in current Brazilian telecommuncations regulations and to the prior authorization of ANATEL. The change in Brazilian telecommunications regulations will require a change in the General Plan of Authorizations (Plano Geral de Outorgas), or the PGO. If the closing conditions are not satisfied on or prior to December 21, 2008 (or on or prior to April 25, 2009 under the exceptional circumstances set forth in the Share Purchase Agreement), the Share Purchase Agreement will be terminated, and we will be required to pay a break-up fee in the amount of R$490 million. The termination of the Share Purchase Agreement would have a material adverse effect on our growth and convergence strategy and to our competitiveness. The payment of the break-up fee could adversely effect our results of operations and financial condition.

If we are able to consummate the acquisition of BrTPart and BrT, we may experience difficulties in integrating BrT into our operations and, therefore, may fail to achieve the anticipated benefits from the BrT Transaction.

On April 25, 2008, each of the shareholders of Invitel S.A., or Invitel, Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., or Credit Suisse, as agent on behalf of TMAR, acting as principal, entered into a Share Purchase Agreement, or the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and the shares of BrT Part owned by the shareholders of Invitel. Invitel owns all of the outstanding shares of Solpart S.A., which owns 60.5% of the outstanding share capital, including 22.28% of the voting share capital, of BrT Part, which, in turn, owns 65.64% of the outstanding share capital, including 99.09% of the voting share capital, of BrT.

Our acquisition of control of BrT Part and BrT is not permitted by existing Brazilian regulations. As a result, to permit the negotiation of our purchase of indirect control of BrT Part and of BrT, on April 25, 2008, TMAR entered into an agency agreement, or the Agency Agreement, with Credit Suisse, as agent, under which Credit Suisse in its own name on behalf of TMAR, agreed to purchase the shares of Invitel and BrT Part that are subject to the Share Purchase Agreement, subject to the terms and conditions of the Share Purchase Agreement and the Agency Agreement.

The closing of this transaction, which we refer to as the BrT Transaction, is subject to several conditions, including changes in existing Brazilian regulations and governmental approval. If we are able to complete the BrT Transaction, we will own, directly and indirectly, 81,092,986 common shares of BrT Part, representing 60.5% of the voting capital stock and 22.28% of the total share capital of BrT Part. For a discussion of the BrT Transaction, see “Item 4. Information on the Company — Developments since January 1, 2008 — Recent Developments — The BrT Transaction.”

If we are able to close the BrT Transaction pursuant to the Share Purchase Agreement, integration of BrT operations into our operations will be a complex, costly and time-consuming process. Risks and challenges that may impair our ability to achieve the anticipated benefits of the BrT Transaction include:

•

we lack experience in integrating operations as substantial as the combined operations of BrT Part and BrT. The integration of these operations into ours may require significant management of time and resources and may divert our management’s attention from our day-to-day business;

•

we may incur unexpected liabilities or contingencies related to taxes, labor, environmental regulation or other matters as a result of our acquisition of BrT Part and BrT that could materially adversely affect our results of operations and financial condition; and

•	we may encounter difficulties or delays in implementing common information systems, operating procedures, sales and credit policies, and financial controls.

If we are unable to successfully respond to these risks and challenges, we may experience substantially higher than expected operating costs or fail to achieve the anticipated benefits of the BrT Transaction.

We may incur additional amount of indebtedness in connection with the BrT Transaction, which could limit our operating flexibility.

The total purchase price to our Company of the shares of Invitel and BrT, which we will pay upon closing of the BrT Transaction, is R$5.9 billion. In addition, we anticipate that the cost to purchase the common shares and preferred shares of BrT Part and BrT that are subject to the anticipated mandatory tender offers and voluntary tender offers described in “Item 4. Information on the Company—Developments since January 1, 2008 — Recent Developments — The BrT Transaction” will be approximately R$6.8 billion if all the shares subject to these tender offers are tendered. Our estimate of the total cost for these shares is subject to adjustment as described herein.

To finance the BrT Transaction, we may incur additional indebtedness.

The increase in our outstanding indebtedness could limit our operating flexibility, including among others, in the following respects:

•	a portion of our cash flow from operations may be required to be dedicated to payment of debt service on our indebtedness, reducing the funds available to us for other purposes; and

•	our higher levels of indebtedness may impair our ability to adjust to changing market conditions or withstand competitive pressures.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the BrT Transaction.

The BrT Transaction is subject to the final approval of CADE, the Brazilian antitrust authority. However, Brazilian law permits us to consummate this transaction prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. The antitrust authorities will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affect consumers in these markets.

Any action by the Brazilian antitrust authorities to fail to approve the BrT Transaction or to impose conditions or performance commitments on us as part of the approval process for the BrT Transaction could materially and adversely affect our business, negatively affect our financial performance and prevent our company from achieving the anticipated benefits of the BrT Transaction.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, operations and the market price of our preferred shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict which measures or policies the Brazilian government may adopt in the future. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Moreover, presidential elections were held in Brazil in October 2006, and President Luiz Inácio Lula da Silva was reelected for another four-year term. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. In his current term, President Lula may seek to implement new policies. Any substantial negative reaction to the policies adopted by the Brazilian federal or state governments from time to time could adversely affect our business, financial condition and results of operations and would likely lead to a decrease in the market price of our ADSs and preferred shares.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government since December 31, 2002 implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real has appreciated against the U.S. dollar by 18.2%, 8.1%, 11.8%, 8.7% and 17.1% in 2003, 2004, 2005, 2006 and 2007, respectively. On December 31, 2007, the real/U.S. dollar exchange rate was R$1.7713 per U.S. dollar. See “—Exchange Rates.”

A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Japanese yen. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. We currently have currency swaps in place for most of our foreign currency loans. If the cost of swap instruments increases substantially, we may be unable to fully hedge ourselves, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the common shares, preferred shares and ADSs, if any, and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

In addition, a significant portion of our capital expenditures are linked to the exchange rates of foreign currencies, most of which closely follow the real/U.S. dollar exchange rate. We generally do not hedge against these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these items, which could adversely affect our business and financial performance.

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

Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index – Internal Availability (Índice Geral de Preços – Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 1.2% in 2005, 3.8% in 2006 and 7.9% in 2007. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007.

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

Our business significantly depends on our customers’ abilities pay their bills and comply with their obligations with us. If the Brazilian economy declines due to, among others, the level of economic activity, depreciation of the real, inflation or an increase in domestic interest rates, a large number of our customers may not be able to pay their bills on a timely fashion, which would increase our expenses with doubtful accounts and reduce our net revenue and would, therefore, adversely affect our Company.

Events and the perception of risks in other countries, particularly in other emerging market countries, may negatively affect the market value of Brazilian securities, including our preferred shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of our preferred shares and the ADSs.

In the wake of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, resulting in higher costs for raising funds for Brazilian companies, both domestically and abroad, and impeded their access to international capital markets. We cannot be certain that the international capital markets will remain open to Brazilian companies or that the cost of financing in these markets will be advantageous to us. Crises in other emerging market countries could hamper investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our preferred shares and the ADSs.

Additionally, the Brazilian economy is affected by domestic and international market and economic conditions, particularly economic conditions in the United States. Prices of shares listed on the BOVESPA have historically been sensitive to fluctuations in U.S. interest rates, as well as to the behavior of major share indices in the United States.

The occurrence of one or more of these events could adversely affect the market value of our preferred shares and ADSs and make it difficult for us to access capital and financial markets on competitive terms in the future, or at all.

Risks Relating to Our Preferred Shares and ADSs

Holders of our preferred shares have limited voting rights.

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay minimum statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence corporate decisions requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional information—Organization” and “Item 10. Additional information—Voting rights.”

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of The Bank of New York, as depositary of our ADS program. A holder of ADSs is entitled to instruct the depositary as to how to vote, if the preferred shares represented by ADSs are entitled to vote for a particular matter, in accordance with procedures provided for in the deposit agreement governing our ADS program, but a holder of ADSs will not be able to vote directly at a shareholders’ meeting or to appoint a proxy to do so. Additionally, if the depositary does not provide to the holders of ADSs the voting materials that the depositary receives from us and that are prepared to instruct the shareholders about the voting agenda of the shareholders’ meeting, or, if there is any miscommunication between the depositary and such shareholders, shareholders may not be fully informed to instruct the depositary on how to vote in our shareholders’ meeting, or may not be aware that there will be a shareholders’ meeting.

Holders of ADSs or preferred shares in the United States may not be entitled the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the SEC or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in us may be diluted proportionately.

If you exchange ADSs for preferred shares, you may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying the ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. As an ADS holder you benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, you will need to obtain and remit

U.S. dollars abroad unless you obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10. Additional information—Exchange controls and other limitation affecting shareholders.”

Also, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange controls and other limitations affecting shareholders” and “Item 10. Additional information—Taxation—Brazilian tax considerations.”

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian for the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for the preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States, even taking into account the recent higher volatility in these markets. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our preferred shares at a price and time at which holders wish to do so. The BOVESPA had a market capitalization of U.S.$1.24 trillion as of December 31, 2007, and an average monthly trading volume of approximately U.S.$44.6 billion in 2007. In comparison, the NYSE had a market capitalization of approximately U.S.$27.1 trillion (excluding funds and non-U.S. companies) as of December 31, 2007.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833/2003 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional information—Taxation—Brazilian tax considerations.”

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our managers, within the United States or other jurisdictions outside Brazil or to enforce in Brazil against us or our managers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are the principal telecommunication service providers in Region I in Brazil, pursuant to ANATEL data. We offer a range of integrated communication products that includes fixed-line and mobile telecommunication services, broadband, subscription television (through a partnership with Sky and our recent acquisition of Way TV), ISPs, and other services, for residential clients, small, medium and large companies, and governmental agencies. In 2007, approximately 82% of our consolidated revenues was generated by fixed-line telecommunication services, data and broadband services. In 2007, mobile telecommunication services represented the other 18% of our consolidated revenues, and our revenues from mobile services increased by 28% as compared to 2006. The 16 Brazilian states that comprise Region I have a combined population of 103 million people, representing 54% of the Brazilian population and, according to IBGE, represent approximately 41% of the total Brazilian gross domestic product, or GDP. As of December 2007, Oi was authorized to provide mobile telecommunication services in Region III (comprising the state of São Paulo), which is the largest and most important market in Brazil, representing 31% of its GDP and 22% of its total population.

Our integrated product portfolio, as well as our scale and market leadership, provides us with a solid structure to reach our operating and strategic objectives. We believe that our results show a healthy balance between our generation of stable cash flows from fixed-line telecommunication services and the high potential growth of mobile telecommunication services and broadband services.

After our corporate restructuring in the beginning of 2004, in which we merged Oi and TMAR into the same organizational structure, we began offering convergent products through bundles (service packages) that include fixed-line and mobile telecommunication services and broadband services. In February 2007, we adopted “Oi” as the sole brand for all our products.

Our traditional fixed-line telecommunication business includes local and long-distance services, public telephones, and network use in Region I, according to the concessions and authorizations granted to us by ANATEL. We believe we currently are one of the largest fixed-line telecommunication companies in South America in terms of total number of lines in service. Our 14.2 million fixed lines in service at the end of December 2007 maintained our position as the principal fixed-line telecommunications services provider in Region I, with an estimated (by ANATEL) market share of 91% of total fixed-lines in service in this region as of September 30, 2007. For 2007, this highly mature business segment generated R$16.9 billion in gross revenues, which represented a decrease of 2.8% compared to 2006.

Using the GSM technology platform, we also offer mobile telecommunication services in Region I. With a total 15.9 million mobile subscribers at December 31, 2007, we are one of the principal mobile telecommunication services providers in Region I, with a market share of 26.9% of the total mobile subscribers in the Region. Market share would have been 29.3% at December 31, 2007 giving effect to our recent acquisition of Amazônia Celular. For 2007, the mobile business segment generated R$4.4 billion in gross revenues, representing 17.6% of our consolidated revenues. In 2007, our revenues from mobile services increased by 28% as compared to 2006.

Our broadband services, utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are sold under the brand name “Oi Velox”. At the end of 2007, we had 1.5 million broadband subscribers, representing a market share of 10.7% of total fixed lines in service. According to the data posted on ANATEL’s website (www.anatel.gov.br), we are the largest broadband service provider of Region I. In 2007, our revenues from data services increased by 14.6% compared to 2006.

We also provide voice and data services to corporate clients throughout Brazil through our own network in Region I, and in other regions through cooperation agreements with other operators. Our acquisition of Way TV also provides us with the ability to offer subscription television and broadband services through a hybrid network of fiber optics and bidirectional hybrid fyber-coax (HFC) in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the state of Minas Gerais.

Our registered office is at Rua Humberto de Campos, 425/8th floor, ZIP 22430-190, Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil, telephone (55-21) 3131-1208.

Our strategy

Our principal strategy is to maintain our market leadership in Region I, increase our competitiveness and increase value to our shareholders. The principal components of our strategy are:

Keeping the focus on convergence

The media and services convergence is a general trend in the telecommunications market. Telecommunications services providers that previously focused on a single segment or type of network now have the possibility of offering services from other segments. In addition to simplicity, convergence provides several advantages to consumers. We were a pioneer in the Brazilian market in convergence of fixed-line and mobile telecommunication services by integrating its operations and customer offers. In addition, we have changed our marketing approach, focusing on our customers instead of on our products, in order to offer personalized services for each type of customer. We started offering service packages to meet the needs of our clients, integrating fixed-line and mobile telecommunication services, broadband and other data applications.

In addition to synergies, which reduce operating costs and investments, our convergence strategy allows us to increase our sales force through a cross-selling approach, representing an anticipated increase in revenues and a decrease in our client acquisition costs. The offering of integrated packages also results in greater client loyalty and, consequently, a decrease in churn rates.

Through our partnership with Sky, we started offering packages including subscription television services. The acquisition of Way TV, approved by ANATEL in October 2007 and under review by CADE, will also result in our becoming the first quadruple play provider in the Brazilian market. We believe that this is essential for our strategy of offering complete service packages, expanding the benefits to our clients and maintaining our competitiveness when compared to other options in the market, particularly options offered by cable television operators. We intend to continue assessing potential strategic partnerships and acquisitions in this area. Our strategy also includes improving our broadband network to offer video-on-demand services and subscription television in selected regions; however subscription television remains limited by current Brazilian regulatory restrictions.

Acting as a consolidation agent

Consolidation is a general trend in global telecommunications. In the United States, the telecommunications market was originally fragmented among several fixed-line, mobile, long-distance and data transmission operators, and underwent a lengthy process of mergers and acquisitions. This process resulted in a domination of the market by three large integrated local operators. In Latin America, the consolidation trend resulted in the formation of two principal conglomerates: one controlled by Telefônica, and the other controlled by Telmex and América Móvil.

The consolidation trend also has taken place in Brazil. The consolidation of regional mobile service companies and companies in other segments resulted in the creation of four conglomerates, including Telefônica and America Movil. In this scenario, to be part of the consolidation movement is important to guarantee competitiveness, achieve economies of scale and permit synergies between the business segments. In addition, the anticipated decrease in the growth rates in the mobile and broadband markets will result in lower organic growth levels in the future.

Therefore, we continue to evaluate opportunities to participate as an agent in the consolidation of Brazilian telecommunication services providers. Any mergers, acquisitions or other joint efforts will aim at increasing our market share, expanding our product portfolio and obtaining access to new markets.

Increased offering of broadband services

We began offering fixed broadband services in 2001, and today we offer these services in more than 200 municipalities in Region I, having reached, by the end of 2007, 1.5 million subscribers, representing an increase of 35% in the number of subscribers compared to December 31, 2006. In 2007, broadband coverage increased to 286 cities from 222 cities at December 31, 2006. In addition to high growth levels, low market penetration in terms of number of households in Region I shows that the broadband market still has growth potential in the short- and medium- term.

Broadband is one of the focal points of our strategy because it is both a tool to leverage our growth and an essential element in our offering of integrated services. We intend to continue expanding coverage and availability of our ADSL network, both in municipalities in which we already provide coverage and in new ones. We also intend to continue investing in the improvement of our network to expand our offerings of broadband speed to up to 8Mbps. We are upgrading our network to ADSL technology in selected areas as part of our strategy to offer video-on-demand and subscription television in the future.

In order to maximize the availability of broadband services, we are continuing to study the use of new technologies, such as Wimax, or Fiber to the Home/Gigabit Passive Optical Network, or FTTH/GPON. Additionally, our recent acquisition of frequency authorizations for 3G services allows us to offer this technology to our broadband clients.

Increase the growth opportunities of our mobile business maintaining profitability

We began our mobile operations in June 2002 and, until 2005, we focused on the acquisition of new customers through differentiated service offering and subsidies for mobile handsets. This strategy assured us of market leadership in Region I. Since then, we have adopted a strategy focused on the profitability of our customer base. The large offering of GSM handsets in the market allowed us to adopt a strategy of reducing subsidies, particularly in the prepaid segment. On the other hand, the offering of integrated packages in the postpaid segment allowed us to increase the loyalty levels of a large portion of our client base, reducing the average rate of cancellations and our client-acquisition costs. Both initiatives allowed us to reach one of the highest levels of operating margins in 2007, as compared to other companies in the telecommunications market. We intend to maintain this profitability strategy, differentiating ourselves in the market through varied service offerings.

The mobile telecommunication services market and value-added services still present several growth opportunities that we intend to explore in time, such as the future operation of mobile telecommunication services in Region III (state of São Paulo) under authorizations we obtained in the fourth quarter of 2007. This new operation will provide subscribers in Region I with roaming services within our own network in São Paulo at competitive costs, and will give us a share of one of the largest and most profitable markets in Brazil, which is also one of the few with only three competitors.

We will continue to benefit from the advantages offered by our payment platform via mobile network, an opportunity reached through our acquisition of Paggo in 2007. Our acquisition of 3G licenses will also present new opportunities. It will allow us to improve existing data services, such as mobile television, which we launched in 2007, and to offer new services, such as mobile broadband.

Increasing efficiency and control of costs

Initiatives to improve our internal processes, consequently optimizing our costs and quality, will continue to be a part of our strategy. We plan to continue improving our method of allocation of funds as part of our strategy to improve our operating efficiency, aimed at reducing our costs through additional economies of scale. Our focal points in this area will include efforts to standardize processes, optimize outsourced services and manage contingencies. Improving the quality of services provided and customer service will continue to be an important part of our strategy to focus on our customers.

Our history and development

Prior to the formation of Telecomunicações Brasileiras S.A., or Telebrás, in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulations. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law, together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, collectively the Telecommunications Regulatory Framework, which provided for the establishment of a new regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian corporate law called cisão, or split-up. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries.

The New Holding Companies consisted of:

•

eight holding companies each of which controlling mobile service providers, each operating in one of the regions into which Brazil has been divided for purposes of mobile telecommunications services in the frequency range called Band A (except for São Paulo, where the Band A operates in two areas – capital and interior);

•

three regional holdings, including us, each of which controlling fixed-line service providers, each initially providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications; and

•	a holding company, which controlled Embratel, which is a provider of domestic (including interstate and interregional) long-distance service and international long-distance service throughout Brazil.

We are one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, we were allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I. In July 1998, the Brazilian government privatized Telebrás by selling all of its voting shares in the New Holding Companies, including us, to private-sector buyers. The Brazilian government’s shares in our corporate capital, which amounted to approximately 52% of our voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., or Fiago Participações, Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.4 billion for the Brazilian government’s shares in our corporate capital.

TNL was incorporated in accordance with the laws of Brazil on May 22, 1998.

Acquisition by TmarPart

In July 1999, TmarPart, a closely held Brazilian company, acquired the interest in TNL owned by the members of Consortium Telemar, in exchange for cash, shares of TmarPart and the assumption of certain debts by TmarPart.

The main purpose of TmarPart is to hold shares of TNL. For a discussion of the entities that own interests in TmarPart, see “Item 7. Major shareholders and related party transactions—Major shareholders—TmarPart.”

Corporate restructuring plan

In November 1999, we implemented a corporate restructuring plan that resulted in the transfer from TmarPart to TNL of goodwill in the amount of R$2,465 million. This goodwill originally was recorded on the books of TmarPart in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the downstream merger goodwill.

Corporate reorganization

Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries which provided telecommunications services in the 16 states of Region I. In August 2001, we implemented a corporate reorganization, which resulted in the operating subsidiaries being merged into a single operating company, TMAR.

Sale of Oi to TMAR

On May 30, 2003, TNL sold to TMAR all of the shares of Oi held by TNL, representing 99.99% of the share capital of Oi. The aggregate sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a valuation procedure undertaken in accordance with Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562 million through the conversion of part of Oi’s debt held by TNL prior to the sale.

Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s unsecured liabilities at April 30, 2003), and considering TMAR’s capitalization of R$600 million on May 30, 2003, TMAR recorded goodwill of R$500 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated against the resulting unrealized profit of TNL in connection with the sale.

We believe that the benefits resulting from the optimization of TMAR’s and Oi’s administrative departments, as well as from the alignment of the interests and commercial strategies of the two companies, resulted in a more rational use of available funds, with consequent reductions in costs and productivity gains and better use of synergies between the companies. For information on the lawsuits relating to the sale of Oi to TMAR, please see “Item 8. Financial information—Legal proceedings—Administrative proceedings—Sale of Oi to TMAR.”

Spin-off of Contax and distribution of shares and ADSs of Contax to TNL’s shareholders

In August 2005, TNL consummated a spin-off of its former call center subsidiary, Contax Participações S.A., or Contax, and the transfer of the shares of Contax to TmarPart. As this spin-off was approved in 2004, Contax’s financial statements ceased being consolidated into TNL’s financial statements as of December 31, 2004. With the spin-off of Contax, TNL’s shareholders’ equity account was reduced by R$277 million, which was equivalent at the time to the value of Contax in TNL’s books, as determined by an independent valuation report dated November 30, 2004 as required by Brazilian corporate law. With this spin-off, TmarPart became the controlling shareholder of Contax, and Contax and TNL became companies under TmarPart’s common control.

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

On April 25, 2008, TmarPart consummated a spin-off of Contax and the transfer of the shares of Contax to a newly incorporated company CTX Participações S.A.

Merger of Pegasus Telecom S.A.

At the Extraordinary Shareholders’ Meetings of Oi and Pegasus Telecom S.A., or Pegasus, held on November 30, 2005, the merger of Pegasus into Oi was approved by the respective shareholders of each company. This merger aims to take advantage of operational and financial synergies that exist between the two companies. The transaction was previously approved by ANATEL.

Merger of HiCorp Comunicações Corporativas S.A.

On April 28, 2006, HiCorp Comunicações Corporativas S.A., or HiCorp, merged into TNL. HiCorp provides internet access to ISPs and e-marketplaces.

Commencements of Operating Activities of SEREDE

On June 11, 2007, we (TNL and TMAR), purchased all of the shares of SEREDE – Serviços de Rede S/A, or SEREDE, for a total price of R$1,000. Our acquisition of SEREDE is part of our strategy to offer our clients a wide range of convergent solutions to our clients. On June 21, 2007, a meeting of the shareholders of SEREDE was held to approve a capital increase in the aggregate amount of R$2,999 thousand, through the issuance of 2,999 common shares without par value.

SEREDE provides telecommunication services, including the installation, maintenance, operations and construction of networks, as well as related civil works and contracting works.

Tender Offer for the acquisition of all of the outstanding preferred shares of our Company and TMAR

On April 20, 2007, the board of directors of our controlling shareholder, TmarPart, approved a voluntary public tender offer for the acquisition of all of our outstanding preferred shares (including preferred shares represented by ADSs), or TNLP4 shares, and all of the outstanding preferred shares of TMAR, or TMAR5 shares, with the following general conditions:

(1) public offers to be carried out through the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the BOVESPA);

(2) payment in cash, in reais;

(3) purchase price: (i) for our preferred shares of R$35.09 per share, based on a premium of 25% over the weighted average of the closing price for the TNLP4 shares during the 30 trading sessions on the BOVESPA, preceding April 10, 2007; and (ii) for the preferred shares of TMAR of R$52.39 per shares, based on a premium of 25% over the weighted average of the closing price for the TMAR5 shares during the 30 trading sessions on the BOVESPA preceding April 10, 2007;

(4) consummating the tender offers: (i) public offer for the acquisition of our preferred shares: our acquisition of at least two-thirds of the outstanding TNLP4 shares, pursuant to articles 3, III, 15 and 37 of CVM Instruction No. 361; and (ii) public offer for the acquisition of the preferred shares of TMAR: our purchase of more than one-third and less than two-thirds of the outstanding TMAR 5 shares, pursuant to articles 3, III, 15 and 37 of CVM Instruction No. 361, on a pro rata basis;

(5) the public tender offers were not intended to result in our delisting, nor in the delisting of TMAR, and the notice of the tender offers advised that the management of TmarPart may provide, after the completion of the tender offers, ways to effect the migration of our shareholders and the shareholders of TMAR to TmarPart;

(6) each of the public tender offers was irrevocable, except for any unforeseen event occurring prior to the date of the public offer that substantially changed the macroeconomic conditions or the profitability perspectives of the target company; and

(7) one tender offer would not be conditioned to the result of the other tender offer.

On October 11, 2007, TmarPart announced the termination of the public tender offer for our preferred shares. Shareholders representing more than 50% of our outstanding preferred shares, including preferred shares represented by ADSs, agreed to participate in the tender offer. However, the offer was not consummated because less than two-thirds of our outstanding preferred shares agreed to participate in the tender offer.

In November 2007, TmarPart announced the acquisition of additional preferred shares of TMAR to increase its equity interest in TMAR. As a result of this acquisition, TmarPart increased its equity interest in TMAR from 10,091,956 to 13,079,176 preferred shares class A, representing 10% of the class A preferred shares and 5.5% of the total capital of TMAR.

Acquisition of WAY TV

On July 27, 2006, TNL PCS Sub acquired, through an auction process on the BOVESPA, a block of 44,428,569 common shares and 27,962,449 preferred shares of WAY TV Belo Horizonte S.A., or WAY TV, representing the total share capital of Way TV, for the total price of R$132 million.

WAY TV provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments in the areas in which it operates. This company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others. Our acquisition of WAY TV is part of our strategy to offer complete and converging solutions to our clients.

On March 19, 2007, ANATEL denied our request for a prior consent (Anuência Prévia) for this acquisition. On April 13, 2007, we filed a reconsideration request with ANATEL. On November 14, 2007, ANATEL published Act No. 68,525 authorizing TNL PCS Sub’s acquisition of control of WAY TV. The acquisition was closed on November 14, 2007, and the amounts deposited in an escrow account in connection with the auction over the BOVESPA were released.

Developments since January 1, 2008

Recent developments

Acquisition of 2G License

On December 6, 2007, ANATEL granted us the authorization to provide Mobile Services (Serviço Móvel Pessoal), or SMP, to use radio frequency in São Paulo, and to increase the frequency band in certain states of Region I of the General Plan of Authorizations (Plano Geral de Autorizações, or PGA), or the 2G license. Region I consists of the following states: Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte.

On December 7, 2007, we signed the Authorization Term for the Use of Radio Frequencies (Termo de Autorização de Uso das Radiofreqüências), which effectively transferred to us all rights and obligations related to the 2G license, according to the PGA.

On January 3, 2008, ANATEL authorized us to use second generation radio frequencies (2G), representing additional bands for SMP in the interior of São Paulo.

We will invest R$131.1 million, approximately R$120.6 million of which relates to the authorization granted for SMP services in the state of São Paulo, and R$10.5 million of which refers to the authorizations that will result in the increase of frequencies in the 12 states where we already offer mobile services. We already paid R$13.1 million (10% of R$131.1 million) on December 07, 2007.

We decided to purchase an authorization for the state of São Paulo because we concluded that the mobile telephone business model and the economic and financial conditions offered justified the investment. Among the reasons that served as incentive to purchase a license to operate in São Paulo are the reduction in price of the Authorizations, the decrease in price of equipment for implementation of the Global System Mobile network, or GSM, the reduction in required capital expenditures, and the reduction in subsidies for the purchase of mobile phones sold by operators.

Acquisition of the 3G License

On December 31, 2007, ANATEL authorized us to use radio frequencies in the third generation, or 3G, bands for personal mobile services in Regions I and III of the GPA. We offered the best prices for five of the 36 lots of third generation frequency bands that were offered by ANATEL.

Although we were granted the authorization to use the frequencies, the rights and obligations related to the use of the 3G licenses have not been transferred to us. Such transfer will only occur following the signing of the Authorization Term for the Use of Radio Frequencies (Termo de Autorização de Uso das Radiofreqüências).

The table below sets forth the amounts paid per lot:

Lots	States/Region	Frequency Band	Amount Offered (in millions of reais)	Premium (%)
I	States of Rio de Janeiro, Espírito Santo, Bahia, Sergipe	F (30 MHz)	467.90	90.59
III/IV	São Paulo – Capital / Northern Region	I (20 MHz)	187.50	67.66
V/VI	São Paulo Interior / Northeastern Region	I (20 MHz)	144.41	67.96
VII	57 cities in the state of Minas Gerais (Triângulo Mineiro)	I (20 MHz)	24.39	117.87
X	Rest of the state of Minas Gerais	I (20 MHz)	41.82	52.62
Total			867.02	79.67

By purchasing 3G licenses, we believe that we will strengthen our bundling strategy in the region in which we currently operate and ensure our ability to operate in the state of São Paulo with a range of services that will meet the requirements of all consumer segments of that state.

The payment condition proposed by ANATEL provides for the payment of 10% of the amount agreed in the Authorization Term for the Use of Radio Frequencies, as of the date of its execution, which should occur in the first half of 2008, and the payment of the remaining 90% after a grace period of three years, in six installments of 15% each, adjusted by IST plus 1% per month. We are considering payment of the total amount in advance to avoid the payment of monetary adjustment and interest.

Acquisition of Paggo Empreendimentos S.A.

On December 17, 2007, we purchased all of the shares issued by Paggo Empreendimentos S.A., or Paggo, for the total amount of R$75.0 million, which we paid in a single installment on February 26, 2008. The acquisition of Paggo was approved by ANATEL and awaits ratification by the Brazilian antitrust regulator (Conselho Administrativo de Direito Econômico), or CADE.

Paggo is a holding company that owns all of the capital of Paggo Acquirer Gestão de Meios de Pagamentos Ltda., and Paggo Administradora de Crédito Ltda., which together promote the Paggo System of Credits and Payments, or Paggo System. The Paggo System permits the use of mobile phones to pay for goods and services, providing for an entirely new range of services in addition to those of regular mobile telecommunication services. This system is consistent with our strategy to extend the portfolio of services we offer to our clients.

Acquisition of Tele Norte Celular Participações S.A., or TNCP

On December 20, 2007, TMAR entered into an agreement with Vivo Participações S.A., or Vivo, for the purchase of 1,292,679 common shares and 3,716 preferred shares issued by Tele Norte Celular Participações S.A., or TNCP, for R$120,009,893 (to be adjusted by the average of the daily rates of the Interbank Deposit Certificate, or CDI, from August 2, 2007 until the closing date), representing 51.86% of the common shares, 0.09% of the preferred shares and 19.34% of the total shares issued by TNCP, which shares Telpart Participações S.A. had agreed to sell and transfer to Vivo pursuant to a share purchase agreement entered into on August 2, 2007. Additionally, Vivo agreed to sell to TMAR certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for the price of R$ 21.1 million (to be adjusted by the average of the daily rates of the CDI from August 2, 2007 until the closing date).

TNCP is the controlling shareholder of Amazônia Celular S.A., or Amazônia Celular, which is a mobile services provider in Area 8 of Region I, consisting of the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão.

On March 5, 2008, the Board of Directors of ANATEL approved the acquisition of TNCP by TMAR. The transaction has been submitted to CADE and is awaiting CADE’s approval.

The transaction closed on April 3, 2008. The purchase price paid to Vivo was R$128.6 million. This amount corresponds to an acquisition price of R$99.38 per common share of TNCP, which is equivalent to a price of R$152.01 per common share of Amazônia Celular. Additionally, TMAR acquired from Vivo certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, as amended, for the price of R$22.6 million.

On April 3, 2008, the shareholders of TNCP and Amazônia Celular held their respective shareholders meeting to replace all the members of their respective board of directors, and the elected boards of directors held meetings to replace all the members of their respective executive boards.

This purchase agreement will be submitted to the shareholders’ meeting of TMAR for approval.

On May 5, 2008, TMAR submitted to the CVM requests for the registration of public tender offers for the acquisition of any and all common shares of TNCP and Amazônia Celular, or the Mandatory Tender Offers, held by their respective non-controlling shareholders, in compliance with article 254-A of Law No. 6,404/76 and CVM Ruling No. 361/02.

The Mandatory Tender Offer for TNCP common shares will be at the price of R$79.51 per common share, and the Mandatory Tender Offer for Amazônia Celular common shares will be at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by TMAR to Vivo under the Stock Purchase Agreement for the common shares of TNCP and Amazônia Celular, in compliance with the provisions of article 254-A of Law No. 6,404/76.

In view of the occurrence of the closing of the acquisition by TMAR of the shares corresponding to the control block of TNCP, TMAR also intends to submit to the BOVESPA drafts of notices of voluntary tender offers for the outstanding preferred shares issued by TNCP and Amazônia Celular, or the Voluntary Tender Offers. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of TNCP and Amazônia Celular and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of any class of preferred share of Amazônia Celular. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect TMAR’s decision to commence the Voluntary Tender Offers and to the approval of the notices of the Voluntary Tender Offers by the BOVESPA.

The Voluntary Tender Offers are not intended to cancel the registration of TNCP or Amazônia Celular as publicly traded companies with the CVM.

Execution of the Share Purchase Agreement relating to the acquisition of BrT Part and BrT and related transactions

The strategic rationale

We intend to create, via this acquisition, a large company that will initially operate in the entire Brazilian territory. In the future, we want to expand these operations also overseas, transforming the company into a true multinational telecom company.

This new company will have economic the size, national coverage and operational and financial strength to compete, on equal terms, with international players that currently operate in Brazil, resulting in greater market balance in the sector.

Our goal is to reach 110 million customers in the next five years, considering the various services we offer in the market. Currently, the two companies Oi and BrT combined have 45 million customers.

The purchase and sale of shares transaction

On April 25, 2008, each of the shareholders of Invitel, Invitel and Credit Suisse, as agent on behalf of TMAR, acting as principal, entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and the shares of BrT Part owned by the shareholders of Invitel. Invitel owns all of the outstanding shares of Solpart S.A., which owns 22.28% of the outstanding share capital, including 60.5% of the voting share capital, of BrT Part, which, in turn, owns 65.64% of the outstanding share capital, including 99.09% of the voting share capital, of BrT.

Our acquisition of control of BrT and BT in not permitted by current Brazilian regulations. To permit the negotiation of our purchase of indirect control of BrT Part and of BrT, on April 25, 2008, TMAR entered into the Agency Agreement, with Credit Suisse, as agent, under which Credit Suisse in its own name on behalf of TMAR, agreed to purchase the shares of Invitel and BrT Part that are subject to the Share Purchase Agreement, subject to the terms and conditions of the Share Purchase Agreement and the Agency Agreement.

Pursuant to the provisions of the Share Purchase Agreement, the purchase price:

•

for the shares of Invitel is R$4,982.4 million, less the net debt of Invitel outstanding on the third business day preceding the Closing Date as determined under the Share Purchase Agreement, subject to adjustment as described below;

•	for the shares of BrT Part held by the shareholders of Invitel is R$881.1 million, corresponding to R$72.31 per share of BrT Part, subject to adjustment as described below.

The purchase price for the shares of Invitel was based on a price of approximately R$72.31 per share of BrT Part held directly or indirectly by Invitel. All of the shares of Invitel and the shares of BrT Part to be purchased under the Share Purchase Agreement are subject to shareholders’ agreements among the controlling shareholders of BrT Part.

Under the Share Purchase Agreement, the purchase price for the shares of Invitel and the shares of BrT Part held by the shareholders of Invitel will be (1) increased by the cumulative variation of the CDI between April 25, 2008 and the date on which the transactions contemplated by the Share Purchase Agreement close, or the Closing Date, and (2) decreased by the amount of any dividends or interest on shareholders’ equity declared between January 1, 2008 and the Closing Date.

Following the implementation of the modifications to the Brazilian regulations of the telecommunications sector that are necessary in order for the BrT Transaction to close, Credit Suisse, under the terms of the Share Purchase Agreement and in compliance with the Agency Agreement, will immediately assign all of its rights and obligations under the Share Purchase Agreement to TMAR (or a company controlled by TMAR), and TMAR will assume these rights and obligations.

The closing under the Share Purchase Agreement is also subject to the approval of ANATEL of the transfer of control of BrT Part to TMAR. Under the Share Purchase Agreement, the purchase of the shares of Invitel and BrT Part must take place within 10 business days following ANATEL’s approval of the transfer of control of BrT Part to TMAR.

In the event that ANATEL does not approve the transactions contemplated by the Share Purchase Agreement on or prior to December 21, 2008 (or on or prior to April 25, 2009 under the exceptional circumstances set forth in the Share Purchase Agreement), TMAR will be required to pay a termination fee to the selling shareholders in the amount of R$490 million, adjusted by the CDI rate from April 25, 2008 until the date of payment, and the Share Purchase Agreement will terminate.

The BrT Transaction will be submitted for our shareholders for their approval or ratification.

Extraordinary Dividend

In connection with the BrT Transaction, TMAR will submit a proposal to its shareholders for the payment of an extraordinary dividend in the amount of R$3.9 billion, consisting of amounts of R$15.5494 per common share, R$17.1045 per Class A preferred share and R$3.1149 per Class B preferred share. We anticipate that the shareholders meeting to consider the extraordinary dividend will be held on or prior to August 23, 2008.

The Expected Tender Offers

Irrespective of the closing under the Share Purchase Agreement, TMAR intends to conduct voluntary public tender offers, directly or through a subsidiary, for:

•	up to one-third of the outstanding preferred shares of BrT Part for a price of R$30.47 per preferred share; and

•	up to one-third of the outstanding preferred shares of BrT for a price of R$23.42 per preferred share.

These prices represent a premium of 32.6% over the weighted average market prices of BrT Part and BrT preferred shares on the BOVESPA over the 90 days prior to the date of execution of the Share Purchase Agreement. These prices will be adjusted for any interest on shareholders’ equity, dividends or other amounts that may be declared after April 25, 2008 and prior to the expiration of these voluntary tender offers.

Under Article 254-A of the Brazilian Corporate Law and CVM Instruction No. 361, of March 5, 2002, as amended, following our indirect acquisition of a majority of the voting shares of BrT Part and of BrT, we will be required to make an offer to purchase all of the issued and outstanding voting shares of BrT Part and BrT that are not held, directly or indirectly, by TMAR.

Following the closing of the BrT Transaction, we anticipate that TMAR will, directly or through a subsidiary, register these tender offers, which we refer to as mandatory tender offers, with the CVM. We anticipate that the mandatory tender offer for the voting shares of BrT Part will be made at a price equivalent to 80% of the price that we will pay under the Share Purchase Agreement for shares of BrT Part. We anticipate that the mandatory tender offer for the voting shares of BrT will be made at a price equivalent to 80% of the price per share of BrT implied by the price that we will pay under the Share Purchase Agreement for shares of BrT Part.

The Corporate Restructuring

Following the mandatory tender offers for the voting shares of BrT Part and of BrT, we intend to carry out a corporate restructuring, which we refer to as the Corporate Restructuring, in order to simplify our corporate structure and have the shareholders of BrT Part and BrT migrate to TMAR, thereby strengthening our company.

The contemplated Corporate Restructuring includes, among other transactions, the merger (incorporação) of BrT Part into BrT, followed by a share exchange (incorporação de ações) of BrT in which shares of a subsidiary of TMAR will be issued in exchange for outstanding shares of BrT, and the subsequent merger of that subsidiary into TMAR.

In the proposed merger of BrT Part into BrT, we anticipate that:

•	each outstanding common share of BrT Part will be converted into 1.2200534 common shares of BrT; and

•	each outstanding preferred share of BrT Part will be converted into 0.1729971 common shares of BrT and 0.9106649 preferred shares of BrT,

We anticipate that the preferred shares of BrT Part will be converted into a combination of common shares and preferred shares of BrT in order to comply with a requirement of the Brazilian Corporate Law, which provides that the total number of outstanding preferred shares of a corporation may not exceed two-thirds of the total number of outstanding shares of all classes.

In the proposed merger of BrT into TMAR, we anticipate that:

•	each outstanding common share of BrT will be converted into 0.4137146 common shares of TMAR; and

•	each outstanding preferred share of BrT will be converted into 0.2530852 preferred shares of TMAR.

The anticipated conversion ratios are based on the capital structure of TMAR, BrT Part and BrT and may be adjusted to reflect any changes to capital structure of any of these companies. The parameters that we will use to establish the conversion ratios in these mergers will be the weighted averages of the daily market values on the BOVESPA of the common and preferred shares of each of TMAR, BrT Part and BrT during the 90 days prior to the execution of the Share Purchase Agreement, adjusted by the amount of any dividends or interest on shareholders’ equity declared by any of TMAR, BrT Part or BrT between January 1, 2008 and the date of the completion of that merger. The amount of the extraordinary dividend discussed above was taken into account in the calculation of the anticipated conversion ratios.

In addition to the mergers described above, the contemplated Corporate Restructuring will include mergers or share exchanges involving subsidiaries of Invitel that own shares of BrT Part or BrT. We do not expect these transactions to materially affect the conversion ratios or result in any material dilution of the shareholders of TMAR, BrT Part or BrT, as these companies only hold, directly or indirectly, shares of BrT Part and BrT.

Under the provisions of the Brazilian Corporate Law relating to appraisal rights, only holders of common shares of BrT Part and of BrT will be able to exercise appraisal rights as a result of the contemplated Corporate Restructuring.

As it involves subsidiaries, the Corporate Restructuring will be subject to Article 264 of Brazilian Corporate Law, such that, upon publication of the relevant fact required by CVM Instruction No. 319/99, the share exchange ratio will be disclosed considering the companies’ net worth at market value or other criteria acceptable to the CVM and its eventual effect for purposes of the appraisal amount calculated as set forth in Article 264 of Brazilian Corporate Law.

We expect to conclude the contemplated Corporate Restructuring within 120 days from the Closing Date.

2006 Concession Agreement – Amendments anticipated by ANATEL regulation

Pursuant to ANATEL regulation and the new Concession Agreement entered into with ANATEL, or the 2006 Concession Agreement, ANATEL must undertake a public consultation regarding amendments to the 2006 Concession Agreement. This public consultation must be initiated by ANATEL by the end of 2008, with amendments to the 2006 Concession Agreement to be implemented in 2010.

Repurchase program of the shares of TMAR, by TMAR, for cancellation or maintenance in treasury

On January 7, 2008, the board of directors of TMAR reopened its share repurchase program, offering to repurchase up to 283,522 common shares, 2,615,835 class A preferred shares and 106,396 class B preferred shares, corresponding to less than 10% of the outstanding shares for each class. The program will be available for 365 days and the amounts paid for the acquired shares will be applied against TMAR’s profit reserves as of September 30, 2007, which amounted to R$2.6 billion as of September 30, 2007. As of April 29, 2008, TMAR had repurchased 223,500 preferred shares class A (TMAR 5) and paid R$17.4 million for these shares.

Change in the bylaws, board of directors and fiscal council of TNL

On May 2, 2008, TNL’s management published a call notice for a shareholders’ meeting of TNL to occur on May 20, 2008 and to vote on the following matters: (1) change in the number of members of TNL’s board of directors from up to 11 members to up to 13 members; and (2) to elect new members to the board of directors and fiscal council of TNL.

Our significant subsidiaries

The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of April 15, 2008. See Note 1 to our consolidated financial statements for more information on our other subsidiaries.

	TNL Ownership
	% of Share Capital	% of Voting Capital
TMAR	81.9	97.4
Oi (1)	81.9	97.4
Telemar Internet (1)	81.9	97.4
AIX (2)	41.0	48.7
Paggo (3)	81.9	97.4
WAY TV (4)	99.9	99.9
SEREDE (5)	81.9	97.4
Amazônia Celular (5)	11.9	45.4

(1)	Wholly-owned subsidiary of TMAR.
(2)	Subsidiary of TMAR.
(3)	Wholly-owned subsidiary of Oi.
(4)	Subsidiary of TNL PCS Sub.
(5)	Subsidiary of TMAR.

TMAR

TMAR is a listed corporation (sociedade anônima) in Brazil that files reports with the CVM and the shares of which trade on the BOVESPA. It is organized and incorporated under the laws of Brazil and controlled by TNL. TMAR has 16 local service and 16 domestic long-distance concessions. Such services are described below in detail under “—Our operations.”

TNL’s assets consist, directly or indirectly, primarily of TMAR’s shares. TNL relies almost exclusively on capital distributions (in the form of dividends and interest on shareholders’ equity) from TMAR and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on shareholders’ equity to its shareholders. See “Item 5. Operating and financial review and prospects—Liquidity and capital resources.”

Oi

Oi submitted the successful bid of approximately R$1.1 billion in the public auction for a license to provide personal mobile telecommunications services (Serviço Móvel Pessoal) in Region I. This license utilizes a frequency band referred to as Band D. Oi began providing mobile services on June 26, 2002. In May 2003, TNL sold all of its shares of Oi’s capital stock to TMAR.

Telemar Internet Ltda.

In February 2005, Telemar Internet Ltda., or Telemar Internet, an internet access provider, and a wholly-owned by TMAR, started operations under the brand name Oi Internet. Oi Internet was formed as ABS 52 Participações, or ABS 52 and it was acquired by TMAR in 2001.

Companhia AIX de Participações S.A.

Companhia AIX de Participações S.A., or AIX, a joint venture that provides infrastructure services to TMAR and is engaged in the supply of ductwork for the installation of fiber optic cables along highways of the state of São Paulo.

Paggo

Paggo is a holding company that owns all of the capital of Paggo Acquirer Gestão de Meios de Pagamentos Ltda., and Paggo Administradora de Crédito Ltda., which together operate the Paggo System. The Paggo System permits the use of mobile telephones to pay for goods and services, providing for an entirely new range of services in addition to those of the regular mobile telecommunication services. This system is in line with our strategy to extend the portfolio of services offered to our clients.

WAY TV

WAY TV provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. This company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of fiber optic cables and bidirectional coaxial cable (HFC).

SEREDE

SEREDE was acquired by TMAR in June 2007 and that provides telecommunication services, including the installation, maintenance, operations and construction of networks, as well as related civil works and contracting works.

Amazônia Celular

Amazônia Celular was acquired by TMAR on April 3, 2008 and it is a mobile service provider in Area 8 of Region I, which includes the states of Amazonia, Roraima, Amapá, Pará and Maranhão.

The chart below shows our corporate structure and principal subsidiaries at December 31, 2007. No change has occurred since April 15, 2008.

Left-hand side = % of the share capital

Right-hand side = % of the voting capital

Region I

Our concessions and authorizations from the Brazilian government allow us to provide fixed-line, data and mobile telecommunications services in Region I, which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.4% of total lines installed and 1.8% of the total population of Region I as of 2007. Region I covers an area of 5.4 million square kilometers, which represents approximately 64% of the country’s total area and generates approximately 45% of Brazil’s gross domestic product. The population of Region I is 103.3 million, which represents 54.4% of the total population of Brazil. As of 2007, Region I had 103 municipalities with populations in excess of 100,000 persons. In 2005 (the last year for which official data is available), per capita income in Region I was approximately R$8,397 per year, varying from R$2,748 in the state of Maranhão to R$16,052 in the state of Rio de Janeiro.

The following table sets forth key economic data, compiled by the IBGE for the states in which TMAR operates.

Key economic data on the states of Region I

State	Population (million) (2007)	Population per Square Kilometer (2007)	% of Gross Domestic Product (2005)	Per Capita Income R$ (2005)
Rio de Janeiro	15.8	352.6	13.7	16,052
Minas Gerais	19.8	32.7	10.7	10,012
Bahia	14.1	24.9	5.0	6,583
Pernambuco	8.6	90.7	2.8	5,730
Pará	7.3	5.7	1.9	4,992
Amazonas	3.4	1.8	2.0	10,453
Espírito Santo	3.5	73.8	1.9	10,289
Ceará	8.4	54.4	2.3	5,054
Paraíba	3.7	63.8	0.9	4,690
Rio Grande do Norte	3.1	51.9	0.8	5,954
Maranhão	6.3	18.6	0.9	2,748
Sergipe	2.0	91.3	0.7	6,782
Alagoas	3.1	101.8	0.6	3,831
Piauí	3.1	12.1	0.4	2,892
Amapá	0.6	4.3	0.2	6,796
Roraima	0.4	1.5	0.1	4,881

Total	103.3		44.9

Source: IBGE.

Set forth below is a map of Region I, which is covered by TMAR’s fixed-line concession:

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I in particular. See “Item 3. Key information—Risk Factors—Risks relating to Brazil.”

Our operations

Our telecommunications services consist of:

•	local fixed-line services, primarily in Region I, but also in Regions II and III, including installation, monthly subscription, measured service, collect calls and supplemental local services;

•

intraregional and interregional domestic long-distance services, and international long-distance services primarily from Region I, placed through fixed-line and mobile telephones using our long-distance carrier selection code (Código de Seleção de Prestadora), which in our case is represented by number 31;

•	usage of our network (i) to complete calls initiated by customers of other telecommunications service providers (interconnection services), or (ii) by providers that do not have the necessary network;

•	mobile telecommunications services;

•	public telephone services (Terminais de Uso Público), or TUP;

•

data transmission services, comprising ADSL services, the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and ISPs, IP, and other data transmission services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services; and

•	pay TV.

Local fixed-line services

Local fixed-line services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area. Until February 1999, we were the only company authorized to provide local fixed-line and intrastate telecommunications services in Region I. In February 1999, ANATEL, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper an operating license to provide local fixed-line and intraregional long-distance telecommunications services in Region I. In 2002, the market was open to all telecommunications providers. Embratel has also been selling lines under a local fixed-line project since 2002, pursuant to an authorization granted by ANATEL on August 9, 2002. Both these companies are controlled by Telmex, the leading telecommunications provider in Mexico. As of December 31, 2007, Embratel and Vésper had an approximate 7.4% market share of the local fixed-line services market in Region I, as published by ANATEL on its website (www.anatel.gov.br). See “—Competition.”

Local fixed-line services also include in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the client’s telephone system.

On August 7, 2002, as a result of our early satisfaction in December 2001 of ANATEL’s universal service targets established for December 2003, ANATEL provided TMAR with an authorization to provide local fixed-line services in Region II and Region III. Although we continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not plan to focus our efforts in offering local fixed-line services to residential customers in Region II and Region III at this time.

Intraregional (intrastate and interstate) long-distance services

Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as intraregional long-distance calls. Intraregional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states within Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, in July 1999, ANATEL implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance carrier selection code. In conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states contained in Region I, and we began providing interstate long-distance services between the states in this region. On June 7, 2004, ANATEL released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long-distance calls between neighboring areas started being charged as local calls. In Region I, the number of local areas was reduced from 4,289 to 2,920. Since TMAR had anticipated the consequences of these new rules, TMAR has been rebalancing its rates for long-distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “—Competition—Long-distance services.”

Interregional and international long-distance services

Our interregional long-distance services consist primarily of calls between a location within Region I and a location in Region II or Region III. International long-distance services consist primarily of calls between a location within Region I and a location outside Brazil.

In July 2002, upon meeting certain universal service targets in the second quarter of 2002, TMAR acquired the right to provide interregional long-distance services originating from Region I. For that purpose, we entered into interconnection agreements, mainly with Telefônica, in Region III, and Brasil Telecom in Region II, to interconnect directly with their networks.

In addition, in July 2002 we started to provide international long-distance services originating from Region I using the mobile telecommunications services license granted to Oi. Our fixed-line customers access these services through the use of carrier selection code 31, our long-distance carrier selection code. For that purpose, we entered into several international agreements to interconnect our network with those of the main telecommunications services providers worldwide.

Since February 2003 we have offered fixed-line interregional and international long-distance services originating in Region II and Region III using the same mobile telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide mobile telecommunications services in Region I.

In 2007, ANATEL authorized Oi to transfer to TMAR its authorizations to provide domestic long-distance fixed-line services in Regions II and III and international services in all regions.

Traffic transportation services

Long distance carriers and mobile operators may avoid paying long distance network usage charges to TMAR by establishing a presence in direct interconnection routes with TMAR’s last mile network. In order to protect its network usage services, in 2002 TMAR created a new type of long-distance usage service, called National Transportation, which established a competitive alternative to flat long-distance network usage fees as a result of discounts based on the volume of traffic and geographic distribution.

Also in 2002, TMAR started to offer international operators the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig. We charge international carriers a per minute rate, base on terminal type (fixed or mobile) and local area destination, on a nationwide basis.

Network usage services (interconnection)

The general rules for interconnection are set forth in the General Interconnection Regulation (Regulamento Geral de Interconexão) approved by ANATEL. All telecommunications service providers must make their networks available for interconnection, to the extent technically feasible, without discriminating and whenever requested by another telecommunications service provider.

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

TMAR, as the incumbent operator of the fixed-line telephone network that provides local services within Region I is authorized to charge for the use of its network on a per-minute basis for all local and long-distance calls (national and international) originated or terminated on its fixed-line network. The Local Network Usage Rate (Tarifa de Uso de Rede Local), or TU-RL, will eventually be lowered to the international benchmark which is approximately U.S.$0.01 per minute. As set forth under the 2006 Concession Agreement, on January 1, 2006 the TU-RL was reduced by 34%, and was again reduced by another 40% on January 1, 2007. The TU-RL currently set by ANATEL is R$0.026 per minute. The TU-RL will be recalculated using a cost methodology, known as long run incremental costs, or LRIC, in 2008 or 2009, as set forth in the 2006 Concession Agreement. Companies holding an authorization may charge an interconnection fee 20% higher than the incumbent companies.

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

Mobile telecommunications services

As of December 31, 2007, Oi had approximately 16 million subscribers and a presence in 999 municipalities in the 16 states of Region I. In addition, Oi obtained an authorization to provide SMP in the São Paulo Region on September 25, 2007. As of December 31, 2007, according to ANATEL estimates, Oi had a market share of 26.9% in Region I, and the penetration rate of mobile telecommunications services in the total population of Region I was 57.5%. Revenues from mobile telecommunications services arise from: (1) usage fees for outgoing and collect calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting and call blocking; (2) monthly subscriptions; (3) roaming; (4) interconnection fees received from other mobile operators for calls that use our network; and (5) sales of handsets. In 2007, Oi consolidated its strategy, implemented in 2006, to no longer subsidize mobile handsets in its acquisition and retention of pre-paid clients in the B2C segment. For more information, see “—Marketing.” As of December 31, 2007, the customer base of Oi was divided into approximately 84% prepaid plans and 16% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold and special services, depending on the type of handset, such as Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, General Packet Radio Service (providing speeds in the range of 115 kilobytes per second (Kbps)), or GPRS, and Enhanced Data Rates for GSM Evolution, or EDGE, which allows speed in the range of 230 Kbps.

Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes available. Such cards are valid for a certain period of time following activation, and contain a converging feature, called Oi Cartão Total (Oi Total Card).

Oi Cartão Total is an innovative service that integrates mobile, fixed-line, and public telephone services through a single card. Particularly focused on Oi prepaid clients and on public telephone users, the Oi Cartão Total allows these clients to use their available credits to make any type of call from mobile, fixed or public telephones. Oi Cartão Total represents a big step towards converging our telecommunications services and satisfies the needs of a common profile of our prepaid clients who use the cell phone to receive calls and the public telephone to make calls. We have made aggressive service offerings with the purpose of promoting and stimulating the use of the Oi Cartão Total.

In 2007, we also maintained the following services:

•	Dose Certa: Oi’s electronic recharge. The client may recharge the card with any amount of credits, including cents.

•	Oi PDV: Sales of on-line, electronic recharges, from a minimum amount of R$1.00.

Following this new concept of selling prepaid service packages, we continue to develop new sales channels with the purpose of increasing penetration and reducing sales costs, including selling cards in small retail shops (newsstands, drugstores and supermarkets, among others). Currently, the stand-alone card accounts for 100% of prepaid sales, which eliminates the need to subsidize the handset.

Mobile telecommunications services in Brazil are offered on a calling-party-pays basis, under which subscribers pay only for calls that they originate, in addition to possible roaming charges.

The amounts charged vary according to the subscriber’s service plan, and the call’s origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than that. After the first 30 seconds of the call, users are billed for every additional six seconds. Under Oi’s postpaid plans, customers pay subscription fees (which include a certain number of usage minutes) in addition to usage fees for additional minutes that were not included in the monthly fee. During 2007, monthly subscription fees accounted for 28.6% of mobile service revenues, excluding handset sales.

Depending on the handset model, customers have access to GPRS and EDGE services in the main cities of Region I. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is a service and content channel available to our customers. Some of its features include: sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

We also receive revenues from roaming agreements with other local and international mobile telephone providers. When a subscriber of another mobile service provider originates a call within Region I, the other mobile service provider pays us the applicable roaming rate.

Public telephone services

We own and operate public telephones throughout Region I. As of December 31, 2007, we had approximately 584,000 public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards, see “Item 5. Operating and financial review and prospects—Critical accounting policies and estimates—Revenue recognition and accounts receivable.”

Data transmission services

We provide a variety of customized, high-speed data transmission services to our customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34Mbps, 155 megabytes per second (Mbps) and 1 gigabytes per second (Gbps), videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, ISPs and corporate customers. Other telecommunications service providers, particularly mobile service providers and ISPs, lease trunk lines from us for use within their stand-alone networks, also known as Internet Protocol Solutions, or IP Solutions, and many of our large corporate customers lease lines for use in private networks that link different corporate websites. We also provide large scale IP Solutions (dedicated, dial-up and broadband) to most of the leading ISPs in Brazil. We offer high-speed internet service and other data transmission services using ADSL technology to residential customers, as well as small and medium-sized business customers.

We provide these data transmission services using a service network platform in our region and our nationwide fiber optic and radio network.

The internet service market is a priority for the expansion of our services. We provide broadband internet access services using ADSL technology in the primary cities in Region I.

The ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line, which, in turn, is connected to Digital Subscriber Line Access Multiplexer, or DSLAM, equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

We began to offer ADSL subscriptions to small- and medium-sized corporate clients in April 2001. In 2002, we began to offer broadband services under the brand name “Oi Velox”, including high-speed internet access to the residential market. By the end of 2007, we had approximately 1.5 million ADSL clients, and our revenues relating to Oi Velox represented 4.6% of our total revenue in 2007.

In order to provide complete solutions to our corporate clients, we entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers contribute to the implementation of our strategy of offering telecommunication services packages to our clients.

Rates

Rates for basic plans for local and long-distance fixed-line telecommunications services are subject to ANATEL regulation. The 2006 Concession Agreement establishes that the basket of rates that comprises these rates may be adjusted on an annual basis, according to inflation, as measured by the IST, less productivity gains. The basket comprises fees relating to several services including local calls, and subscription and installation fees; domestic long-distance fees (LDN), interconnection fees (network usage) and public telephone rates. Local and LDN rates may be adjusted by up to 5% above inflation as measured by the IST, so long as the variation of the basket does not exceed inflation less productivity gains, as measured by Factor X described in “—Regulation of the Brazilian telecommunications industry—The 2006 Concession Agreement” and in “—Regulation of the Brazilian telecommunications industry—Public rate regulation.” In other words, if any of the individual rates that comprises the basket increase by an amount in excess of 5% above the IST variation, the increase in other rates included in the basket must be reduced accordingly, so that the annual rate adjustment of the basket is not higher than inflation, as measured by IST, less production gains as measured by factor X.

Local fixed-line rates

Our revenues from local fixed-line services consist principally of monthly subscription charges, charges for local calls and for the installation of telephones for new subscribers. Monthly subscription charges represent specific amounts according to the type of subscription: residential, commercial or trunks (PABX). As established in the 2006 Concession Agreement, we must offer two plans to users: Basic Plan per Minute (Plano Básico de Minutos), or PBM, and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), or PASOO. The monthly subscription fee for the PBM plan includes the use of 200 minutes per month for residential users and 150 minutes for commercial users and trunks. The monthly subscription fee for the PASOO plan includes 400 minutes per month for residential users and 360 minutes per month for commercial users and trunks. If those minute limits are exceeded, customers will incur additional measured-minute charges. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month and will be lost. The monthly subscription fees vary in accordance with the subscribers’ profile, as defined in the applicable regulation.

In addition to the PBM and the PASOO, we offer a variety of other plans that are designed to meet our customers’ usage profiles, each of which includes a different package of minutes (known as the “Alternative Plans”).

Calls are charged based on the period of use; the charge unit is a tenth of a minute (six seconds), and rounding is permitted to the tenth minute immediately above. There is a Minimum Charge Period (Tempo de Tarifação Mínimo, or TTM) of 30 seconds. There is also an Incoming Call Charge (Tarifação por Chamada Atendida), which is based on the Amount per Incoming Call (VCA), which is a fixed fee charged regardless of the duration of the call for calls made during the period in which this VCA is in effect (Monday to Friday, from midnight to 6a.m.; Saturdays, from midnight to 6a.m. and from 2 p.m. to midnight; and Sundays and Brazilian holidays, from midnight to midnight). Prices for the VCA and for each minute charged on fixed-line calls also vary depending on whether the client is a PBM client or a PASOO client. PBM calls have a two-minute discount on VCA calls applied against the 200-minute monthly subscription and PASOO calls have a four-minute discount against the 400-minute monthly subscription. Prices for the VCA and for each minute charged on fixed-line calls also vary depending on whether the client is a PBM client or a PASOO client. PBM calls have a two-minute discount on VCA calls applied against the 200-minute monthly subscription and PASOO calls have a four-minute discount against the 400-minute monthly subscription. Calls of three seconds or less are not charged, except in certain specific instances as provided for in the regulation.

We changed our charging method from pulse to minute on a gradual basis, from March 1 to July 31, 2007. In the locations where we did not temporarily implement the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed telephone, we charge the basic monthly subscription fees only.

Fixed-to-mobile rates

Mobile telecommunications service in Brazil, unlike in the United States, is offered on a calling-party-pays basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the calling-party-pays policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. There is also the possibility of making collect calls, in which the party receiving the call will pay. When a fixed-line service customer calls a mobile subscriber within Region I, we charge per-minute for the duration of the calls and the charges are based on either VC1 (local and domestic long-distance), VC2 (intrastate) or VC3 (interstate) rates. In turn, we pay the mobile service provider a per-minute charge for the use of the mobile network in completing the call.

Effective July 20, 2007, upon authorization received from ANATEL, we increased our local fixed-to-mobile service (VC1) and long-distance fixed-to-mobile service (VC2 and VC3) rates by an average of 2.88%.

The following table sets forth the average per-minute rates that we charged for fixed-to-mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute Charges for Calls Made to Mobile Telephones:	2005(1)	2006(1)	2007(1)
	(reais)
VC1	0.51	0.51	0.54
VC2	0.97	1.02	1.06
VC3	1.10	1.16	1.20

(1)	The amounts represent an annual average of rates, net of taxes.

Intraregional and interregional long-distance rates

Rates for intrastate, interstate and inter-regional long-distance calls are computed on the basis of the time of day, day of the week, and distance of the call, which rates are applied per minute for the duration of the call. The following table sets forth selected information on our domestic long-distance rates during the periods indicated.

	Year Ended December 31,
Domestic Long-distance Rates:(2)	2005(1)	2006(1)	2007(1)
	(reais)
0 to 50 km	0.24	0.22	0.23
50 to 100 km	0.32	0.28	0.31
100 to 300 km	0.34	0.31	0.33
Over 300 km	0.37	0.36	0.38

(1)	The amounts represent an annual average of monthly rates, net of taxes.
(2)	Per minute rates for a domestic long-distance call between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.

Network usage rates

Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

•	Long-distance service providers to complete calls originating or terminating on our local network; and

•	Mobile service providers to complete calls terminating on our local network.

The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. Similarly, we pay other telecommunications service operators a network usage charge for the use of their networks.

The following table sets forth the average per-minute rates we charged for the use of our local and long-distance line networks during the periods indicated.

	Year Ended December 31,
Network usage rates:	2005(1)	2005(1)	2007(1)
	(reais)
Local	0.049	0.034	0.030
Long-distance	0.107	0.102	0.079

(1)	The amounts represent an annual average of monthly rates, net of taxes.

With respect to Oi, we charge the service provider on whose network the call originated a rate per minute of usage of our mobile network. On July 17, 2007, ANATEL authorized a rate adjustment increasing the mobile network usage rate by 1.97%, to R$0.3972 per minute, net of taxes.

Rate readjustments

Since 2006, ANATEL has been using a specific rate adjustment index based on the IST index.

The basket is comprised of other existing indexes, such as IGP-DI, the general market price index rate (Índice Geral de Preços — Mercado), or IGP-M, and the Wholesale Market Price Index – Global Offer (Índice de Preços por Atacado – Oferta Global), or IPA-OG, IPCA, national consumer price index (Índice Nacional de Preço ao Consumidor), or INPC, and the national research system of costs and indexes of civil construction (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil), or SINAPI. The IGP-DI, the IGP-M and the IPA-OG are disclosed by FGV. The IPCA, the INPC and the SINAPI are disclosed by IBGE.

In addition to the creation of the IST, the 2006 Concession Agreement also created the Factor X to measure the productivity index of companies in the telecommunication industry. For more information, see “—Regulation of the Brazilian telecommunications industry—The 2006 Concession Agreement.”

On July 17, 2007, ANATEL authorized a rate adjustment based on the variation of the IST (May 2006 to May 2007) in connection with the tariffs for local, long-distance and network use services. Factor X of 1.05% for local and long-distance services was applied on this accumulated IST variation. The rate adjustment resulted in average increases of 1.82% in the tariffs for local and long-distance domestic services.

The following table sets forth the adjustments in the tariffs of a number of services approved by ANATEL in 2007.

	2005(1)	2006(2)	2007(3)
Basket of local services	7.27%	(0.51)%	1.83%
Installation	7.27	(0.51)	1.82
Residential subscription	7.27	(0.51)	1.81
Commercial subscription	7.27	(0.51)	1.82
Trunk line subscription (PABX)	7.27	(0.51)	1.82
AICE subscription	—	(0.51)	1.80
Pulses / local minutes	7.27	(0.51)	1.82
Telephone credits	7.37	(0.43)	2.15
Local interconnection(4)	(13.32)	(0.51)	1.83
Domestic long-distance basket	2.94	(2.86)	1.83
Long-distance interconnection	2.94	(2.86)	1.82
Index for the 12 months (up to May)	8.36%	0.62%	2.91%

(1)	Percentages corresponding to June 30, 2005 based on the IGP-DI variation, excluding productivity.
(2)	Percentages corresponding to July 10, 2006 based on the IGP-DI variation and on IST variation, excluding productivity.
(3)	Percentages corresponding to July 17, 2007 based on the IST variation, excluding productivity.
(4)	In addition to the increase of 1.83% in July 2007 shown in the table above, in January 2007, there was an average drop of 20% due to the relation between the TU-RL and the local minute (local interconnection = 40% of the local minute in 2007, under the 2006 Concession Agreement).

Data transmission tariffs

Tariffs in the data transmission segment to final costumers are market-driven and are outside ANATEL’s regulations of a public regime nature. In 2005, ANATEL published Normative Rule No. 50,065 containing reference amounts for the provision of data transmission services to other telecommunication service providers to be used in the event of lack of agreements between the providers of this service. It is not possible to estimate how such reference amounts will affect our revenues. See “—Competition—Data transmission services.”

The majority of revenues from data transmission services are generated by monthly line rental charges for dedicated lines (for single customers only), ISPs and other telecommunications service providers. These revenues are based on contractual arrangements for the use of part of our network. Other telecommunications service providers, such as providers of trunking and paging services, may use our network to connect a central switching station to our network. Some mobile service providers use our network to connect mobile central switching stations to mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

Mobile rates

Mobile telecommunications service providers are authorized to establish rates for their mobile telecommunications services, provided that offers are part of a service plan approved by ANATEL. Providers must offer their users a Basic Service Plan. Providers also may offer non-discriminatory alternative plans to the Basic Service Plan. Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.

The following table sets forth the average per minute rates we charged for prepaid and postpaid mobile plans during the periods indicated.

	Year Ended December 31,
Basic Service Plan:	2005(1)	2006(1)	2007(1)
	(reais)
Oi 40	23.44	26.49	28.02
Oi 80	35.87	44.53	47.40
Oi 160	57.92	66.49	69.53

(1)	The amounts represent an annual average of monthly rates, net of taxes.

Taxes on telecommunications services

The cost of telecommunications services to the client includes several taxes and contributions. The rates we charge our clients include the remuneration for our services and state and federal taxes and contributions. In 2007, the average rate of all these taxes and contributions, as a percentage of consolidated gross operating revenue, was 27.3%. The primary tax on telecommunications is the value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços, or ICMS), assessed by states at varying rates. The ICMS rate is set at 25% on average, except in the states of Rondônia (35%), Mato Grosso, Pará, Paraíba and Rio de Janeiro (30%), Goiás and Mato Grosso do Sul (29%), Maranhao (27%), Pernambuco (28%) and Alagoas, Bahia, Ceará, Paraná, Rio Grande do Norte and Sergipe (27%). In June 1998, the State Secretaries of Treasury (Secretarias da Fazenda Estadual) approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such taxes.

Telecommunications services revenues also take into account two federal contributions levied on gross operating revenue at a combined rate of 3.65%: the Program for Social Integration (Programa de Integração Social, or PIS), and the Contribution for Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or Cofins). However, revenues from sales of mobile handsets and revenues, other than from telecommunications services are subject to PIS and Cofins at a combined rate of 9.25%.

Billing and collection

Fixed-line services

TMAR sends each customer a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll free services and other services such as call waiting, voicemail and call forwarding. With respect to the settlement of our telephone bills by our clients, we have agreements with several banks and other vendors such as drugstores, lottery houses and government bureaus that agree to receive and process payments from our customers on our behalf.

Payments are due within an average of 13 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2007, 10.3% (10.2% in 2006) of all accounts receivable were outstanding for more than 30 days, and 6.4% (5.0% in 2006) were outstanding for more than 90 days. In line with rules established by ANATEL, we may restrict a customer from making calls when an account is more than 31 days past due, restrict a customer from receiving calls when an account is more than 61 days past due and completely disconnect a customer when an account is more than 91 days past due, provided a 15-day warning has been issued to such customer in every step of the restriction process. The disconnection process thus comprises several stages, including customer notification regarding the referral of their situation to credit bureaus, until the line can be ultimately disconnected due to non-payment. The collection system used by TMAR enables it to access delinquent subscriber’s account in accordance with their payment profile. This profile may take into consideration, without limitation, the length of subscription, the outstanding balance of the bill and the longest payment delays. The notices range from voice messages to active calls for negotiation with the client.

Fixed-line network usage services

TMAR is remunerated by other telecommunications operators for each call originating from the network of another provider, regardless if from a fixed-line or mobile telephone network, and routed through TMAR’s network. The payments for the use of our fixed-line network in connection with local calls originating from other fixed-line telephone providers are only billed and due from the balance of traffic exceeding 45%-55% between the interconnection operators.

The long-distance providers pay an interconnection fee for each call for which they are entitled to revenue, regardless of whether such call is originated from, or ends in, our network. We have billing agreements with the long-distance providers, so that when a long-distance call carried by another telecommunications provider is originated on our network, we bill that provider’s customer, retain any access fee for use of our network and transfer the balance to such providers.

Mobile communications services

Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as TMAR bills its fixed-line customers. See “—Fixed-line services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges. The payments are due, on average, up to 13 days after the billing date. We charge a fee for each late payment of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2007, 7.4% (10.2% in 2006) of all accounts receivable were outstanding for more than 30 days, and 7.6% (5.7% in 2006) were outstanding for more than 90 days.

The collection policy adopted by Oi, following rules established by ANATEL, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 45 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by credit bureaus until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers’ account according to their payment profile. Such profile can take into account, among other things, the length of the subscription, the outstanding balance of the bill amount and longest payment delays. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer, including active contacts with debt renegotiation proposals.

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

Until June 2006, the payments due for the use of our mobile network in connection with local calls originated from other mobile telephone providers were only billed and due from the balance of traffic exceeding 45%-55% between the interconnection operators. Since July 2006, the full billing system has been adopted in which the payments and receipts are made considering the local traffic.

Network and facilities

Fixed-line network

Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31,

2007, the access network connected approximately 14.2 million fixed-telephone lines and approximately 1.5 million installed ADSL. ADSL is already present in 307 localities. Our fixed-line installed network decreased by approximately 600,000 lines during 2007, and total lines in service decreased by approximately 160,000 lines as a result of: (1) several measures taken during 2007 to optimize investments made; (2) the disconnection of analog terminals in order to reduce network maintenance costs; and (3) customer migration to mobile and broadband networks.

In 2007, we provided services at 1,823 new locations, 1,582 of which were provided with group access (public telephone services through TUPs) and 241 of which were provided with individual access (residential telephone service). We currently render telecommunications services in approximately 23,000 locations either with individual or group access. In 2007, we visited more than 6,000 locations to confirm data on our record of locations.

Our public-switched telephone network is almost fully digitalized. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.

The following table sets forth selected information about our fixed-line network at the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2005	2006	2007
Installed access lines (in millions)	17.0	17.1	16.5
Access lines in service (in millions)	14.9	14.4	14.2
Average access lines in service for year ended (in millions) (1)	15.0	14.4	14.2
Percentage of installed access lines connected to digital exchanges	100.0	100.0	100.0
Employees per 1,000 access lines installed	0.4	0.4	0.5
Public telephones in service (in thousands)	618.1	577.1	583.8
Mobile (GSM) subscribers (in millions)	10.3	13.1	16.0
Local call pulses for year ended (in billions)	18.5	16.0	6.0
Domestic long-distance call minutes for year ended (in billions)	8.0	7.1	6.6
International call minutes for year ended (in millions)	60.9	50.4	47.9
Broadband access lines in service (in thousands)	805.0	1,128	1,518

(1)	average calculated based on the access lines in service on the last day of the first and the last month of the period.

As of the privatization of Telebrás, our long-distance network consisted primarily of the transmission resources that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission networks of TMAR by investing in a national network. The deployment and expansion of the interstate backbone required an investment of R$954 million and involved the installation of 21 thousand kilometers of new fiber optic cables connecting the major state capitals and large cities located in Region I. The network of fiber optic cables permitted the reduction of the bit/cost of providing service, the increase of traffic, the increase of service reliability and the provision of broadband services in the long-distance network.

Our long-distance network is modern and has an infrastructure prepared to support a capacity of 400 Gbps, and is equipped with an automatic control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, internet and data transmission services and other telecommunications providers’ demand for transmission facilities.

We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services may include internet access and access to corporate data applications. Hispamar Ltda., a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), or

Hispamar, and TMAR invested nearly R$1.0 billion in the construction of the Amazonas satellite, which was manufactured by Astrium (EADS Space Company). The Amazonas satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The launch of the Amazonas satellite has put Hispamar into direct competition for satellite services with StarOne S.A., a subsidiary of Embratel. The Amazonas satellite provides both C and Ku bands and on-board switching. TMAR entered into an agreement with Hispamar in December 2002 which granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 W, C band. The price assigned to the orbital position was set at R$29 million according to an independent appraisal. In December 2002, TMAR acquired a minority shareholding stake in Hispamar.

In 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Salvador and Rio de Janeiro. This satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.

Until December 2001, we had 10 network management structures. From January through April 2002, a national network operations center was completed in Rio de Janeiro to centralize TMAR’s network remote monitoring activities. Network operating and configuration platforms, located at our network operations center in Rio de Janeiro, perform failure monitoring, database and configuration management, security management and performance analysis for the entire network.

Our existing satellite network covers approximately 351 municipalities in 10 states, renders services to approximately 4.5 million persons and approximately 650,000 terminals and provides voice and data services.

The band used in the Amazonas satellite from Hispamar is of 754 MHz and the band we use in the IA@8 satellite from Intelsat is of 213 MHz, totaling 967 MHz in C band.

Due to the fact that the satellite capacity of these two providers is nearly fully employed, we also use satellite transport service from Manaus to Rio de Janeiro, provided by Intelig, with a satellite band of 144 MHz, and is nearly fully employed from Macapá to Rio de Janeiro and from Boa Vista to Rio de Janeiro, at a 36 MHz each.

For 2008, we are contracting the implementation of new Hubs between Manaus and Rio de Janeiro to operate through the Intelsat IS 10-02 satellite, with a total capacity of 9 transponders of 72 MHz, totaling 648 MHz.

In 2005, we started to operate a new platform to meet the GPUS that is comprised of a satellite transport solution through Ku band with Digital Video Broadcast – Return Channel Satellite technology, or DVB-RCS technology, and a control solution through Next Generation Networking, or NGN, to cover approximately 2,340 locations and provide voice and data services. The Ku band contracted with Hispamar is of 83 MHz.

To meet the GPUS 2008/2009, we contracted a new platform with a satellite transport solution and NGN control for 1,500 new points of the GPUS, and a replacement of 500 payphones existing in our network. This project will use approximately 165 MHz in Ku band.

Data transmission network

Our Asynchronous Transfer Mode network, or ATM network with its fully integrated management system provides:

•	Frame Relay data services from 64Kbps up to 34Mbps (a data transmission service using fast protocols based on direct use of transmission lines);

•	ATM data services supporting access rates from 2Mbps to 622Mbps; and

•	aggregation network for ADSL platform.

These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is essentially a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

We believe that we were one of the first telecommunications companies in Latin America to implement Metro Ethernet technology for high speed internet access. This is one of the latest technologies in the data transmission industry. With the implementation of this technology, we are now able to offer Internet Protocol Television, or IP TV, a television service that is based on broadband internet access.

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

Our broadband network uses ADSL as a broadband access technology using existing PSTN access infrastructure with speeds of up to 8Mbps (download) and 512Kbps (upload). We have three broadband service options available to customers in ADSL-enabled areas:

•	an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up their phone lines;

•	an internet service for companies to provide their staff, offices or branches with remote access capability to their corporate networks; and

•	a service for ISPs to provide their customers with ADSL internet access.

Mobile network

As of December 31, 2007, our mobile network covered 986 municipalities, or more than 79.9% of the urban population in Region I, consisting of 4,795 active radio base stations. Oi’s network is directly interconnected to the national and international long-distance fixed-line telephone networks of the companies operating in Region I and all mobile operators of Band A, B, C and E in Region I. In Regions II and III, we have roaming agreements with several GSM mobile operators, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through equipment we lease from NSN, Alcatel-Lucent and Huawei.

Quality of service

We have made significant investments in modernizing our network, replacing analog switches with digital switches, increasing the supply and quality of services provided to our customers, as well as reducing maintenance costs. Since 1997, all new lines that we have installed have been connected to digital exchanges. As of December 31, 2005, all of our installed lines were connected to digital switching centers. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.

In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.

We must also comply with the provisions of the GPQT and with the terms of our 2006 Concession Agreement. See “— Regulation of the Brazilian telecommunications industry—Quality of services – General Plan on Quality Goals.”

Competition

Overview

Our efforts in relation to competition are focused in ensuring our entrance in the mobile telecommunications service market in the state of São Paulo, following our receipt of 2G and 3G licenses to develop these services in 2007, as well as maintaining our position as the leading telecommunications company in Region I where we are the incumbent company. This means that we are always closely monitoring the demand for telecommunications services of the customers in Region I, as well as the strategies and results of our competitors.

The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services beginning in 1999. In general, the increasingly competitive marketplace has resulted in a decrease in prices, in real terms, for telecommunications services driven by increasing competition, implementation of new technologies and regulatory oversight. Until 1999, we were the only authorized supplier of fixed-line and intrastate telecommunications services in Region I. Since then, a series of competitors have come to this Region I to provide fixed-line, mobile, long-distance and data transmission services.

The increased interest of foreign service providers in the Brazilian telecommunications market is also expected to strengthen competition for these services in Region I. Of these foreign service providers, Telmex has become a strong competitor, as evidenced by: (1) their entry in the Brazilian long-distance market through the purchase of Embratel in 2004, which strengthened Embratel’s financial position by means of a capital increase and debt refinancing; (2) their affiliation with Telecom Americas, which holds investments in the mobile telephone market through the brand name Claro, which reached the second and third position in Brazil’s mobile telecommunications market in December 2004 and March 2005, respectively; and (3) their investment in cable and broadband networks through the acquisition of a stake in the Brazilian cable and broadband operator Net, a subsidiary of Organizações Globo, one of the largest media conglomerates in Latin America, and Vivax S.A., or Vivax, a network operator present in important cities of the metropolitan region of the city of São Paulo, and in some countryside cities in the state of São Paulo. Telmex’s investment in Net and in Vivax will allow this company to be more aggressive in broadband investments and acquisition policies. The potential synergies between Telmex’s telecommunications activities and media investments in Region I can be expected to increase competition in this region, especially in the corporate and long-distance markets. In the mobile segment, Claro was the pioneer in the marketing of 3G services in 2007.

In March, 2007, the Number Portability Regulation (Regulamento de Portabilidade Numérica), or Normative No. 460, was enacted. Pursuant to Normative No. 460, users can keep their telephone number when changing: (i) fixed-line providers; (ii) mobile providers; (iii) toll free numbers (0800); and (iv) addresses. Telephone providers are required to implement and make this service available to their customers by August 2008. Although number portability may negatively affect our fixed-line business, we believe our mobile business will benefit from number portability since we were the third company to offer mobile services in Region I and there is a resistance from the first users (usually high-end clients) to change their telephone numbers.

On April 28, 2007, a consortium led by Telefónica announced the acquisition of a controlling stake in Telecom Italia, the controlling shareholder of TIM. Telefónica has announced that the two companies (Telefónica and Telecom Italia) will be managed separately and independently but this consolidation may increase the competition for us in the mobile services.

In December 2007, we obtained the authorization to provide personal mobile services in the state of São Paulo with 2G and 3G networks. The state of São Paulo has the highest per capita income in Brazil (more than 50% larger than the national average) and, according to ANATEL data, as published in its website (www.anatel.gov.br), 29 million mobile users in the state of São Paulo in 2007. We also obtained the authorization to provide 3G services for all of the Region I, further extending the services portfolio in its original market.

On December 20, 2007, we contracted the acquisition of the mobile operations of Amazônia Celular (the transaction closed on April 03, 2008), which operates in five states of the northern region of Region I. With this acquisition, we became the market leader in the states of the northern region of Region I.

In 2007, TIM and Global Village Telecom Ltda., or GVT, extended their local fixed-line operations and internet access. Both companies are investing at no additional cost in network and platform solutions to extend their participation in new market segments.

On February 13, 2008, the new regulation on mobile services became effective. Among other changes, mobile operators now must unblock their clients’ handsets for use with any Sim Card, which favors our strategy of not subsidizing mobile phones purchases and concentrating on the sale of Sim Cards alone.

Finally, new technologies that serve as substitutes for the telecommunications services we provide also affect our competitiveness. We also watch closely the evolution of these technologies and the impact that they exercise in the competition for the telecommunications services we offer. An example is the 3G mobile technology. With the beginning of the 3G mobile services, we expect an increase in competition on the internet access services market. Available speed for internet access with 3G technology allows mobile operators to enter a market that is currently a monopoly of fixed-line and cable TV operators. Technological barriers between video, voice and data services are increasingly lower. However, fixed-line incumbents (companies that were originally part of the Telebrás system) in Brazil still must overcome regulatory barriers to be able to offer video services, other than under very specific circumstances. In 2007, due to the fact that there was no other company interested in the acquisition of Way TV, a cable TV operator in some cities in the state of Minas Gerais, we obtained the authorization from ANATEL to acquire Way TV.

Local fixed-line services competition

In February 1999, Vésper was granted the authorization to provide local, intra-regional and long-distance fixed-line services in competition with us, upon payment of R$60 million to the Brazilian government. Vésper also received permission from ANATEL to implement a network expansion plan. In order to allow for effective competition in local fixed-line services, ANATEL authorized the use of the Wireless Local Loop Technology, which permits the installation of fixed-telephones without the use of telephone cables, expediting installation and the expansion procedures, as well as reaching remote areas where the access to cable is limited or unfeasible. Vésper began its operations in January 2000, in the major cities of Region I, including the capitals of the 16 states that comprise the region.

In 2002, Embratel and Telefônica obtained authorization to provide local fixed-line telephone services in Region I. In December 2003, Embratel concluded the acquisition of Vésper. With the acquisition of Vésper, Embratel, which had been previously focusing on the corporate segment for local services, started to use Vésper’s penetration in residential markets as a means to increase revenues in those segments. As of December 31, 2007, Embratel and Vésper jointly had 1.2 million fixed-lines in service throughout Region I.

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

Also, in order to stimulate competition in local telephone services, ANATEL imposed the unbundling of the providers’ network, allowing other companies to offer services using our local platform. On May 12, 2004,

ANATEL established certain terms and conditions to be followed for making our local access network available to competitors. The two types of unbundling defined by ANATEL were line sharing and full unbundling. Line sharing is the sharing of the infrastructure of access to customers between the fixed-line telecommunications company, which continues providing local fixed-line services through that infrastructure, and another company that will use it to provide broadband services through ADSL. Full bundling is the lease of the infrastructure to other companies, in which case the leased network infrastructure is fully dedicated to such other companies. However, no company has shown interest in using these services.

GVT extended its network in the city of Belo Horizonte, capital of the state of Minas Gerais, offering local fixed-line telecommunication services, internet access and connectivity to the B2C and B2B markets.

TIM entered this market with a product called TIM Casa Flex, offering local fixed-line and mobile services under a single phone number and a single chip through a mobile phone. This service targets people who live alone and spend part of their days outside their homes, thus using the mobile service as their principal means of communication. The fixed-line number is offered as a way to save with calls within the called Home Zone and at a lower subscription cost than that of the traditional fixed-line service. We also offer a similar product.

Although there was an increase in competition for local services in Region I from the companies controlled by Telmex, TIM and GVT, we do not expect to face an increase in competition from our local services competitors in this region, except for very specific cases. So far the competition trend in this segment has been low, in a manner that fixed concessionaires tend to lead the local service market within the region where they have been originally authorized to operate. An exception is fixed-line services for the corporate segment where competition is expected to increase.

The main source of competition in the local fixed-line service market does not come from competing local service providers but from mobile services. At the end of 2007, there were 59.4 million mobile subscribers in Region I, a 24.5% increase over December 2006. This number represents approximately four times the number of fixed-lines in service in Region I. The expansion of mobile customers, in addition to reduced mobile service rates, may impact local fixed-line traffic.

Furthermore, we believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been experiencing an increase in popularity, which could further pressure the local fixed-line telecommunication market. The partnership between Net and Embratel for the provision of fixed-line services using VoIP is an example of this type of competition. The focus of this competitor is on areas with a large concentration of upper-class households in Region I. However, it must be noted that Region I, as well as other parts of the country, has limitations regarding the penetration of computers and broadband, in view of the population’s average income. This constitutes a limiting factor to competition in this type of service.

Long-distance services

In an effort to promote competition in the long-distance market, ANATEL implemented as from 2002 a numbering plan that requires callers to choose their preferred long-distance carrier by dialing such carrier’s respective long-distance carrier code before each long-distance call.

The competition for long-distance service is fragmented within the different sub-segments in which this market is divided, namely intraregional, interregional, international and mobile long-distance services. We are the leader in long-distance services provided to the telecommunications customers of Region I in terms of traffic from calls originated in the region.

New technologies that serve as an alternative to long-distance telephone calls, such as VoIP, may start capturing part of the long-distance traffic. However, in contrast to what has occurred in other countries such as the United States, we do not expect this trend to materialize soon in Brazil due to two main factors. The first relates to the limitation of broadband penetration in the country in view of the population’s per capita income. The second is that the main provider with the ability to offer alternatives through VoIP, Net, is affiliated with the long-distance incumbent, Embratel, whose long-distance call margins would likely be adversely affected by the success of this technology.

Fixed-line intraregional long-distance

Intraregional service consists of long-distance calls within a state (interstate) or between states (intrastate) inside one of the three regions for fixed-line services. Embratel, Intelig, Telefônica and Brasil Telecom are all authorized to provide intrastate long-distance services to customers in Region I. Embratel began providing intrastate long-distance services in July 1999, Intelig in January 2000, Telefônica in March 2003, and Brasil Telecom in January 2004.

On December 31, 2007, we estimate that we provided approximately 82.7% of the total intrastate and interstate long-distance traffic within Region I. We measure our market share according to the information available from our own switches.

Interregional and international long-distance

The regional fixed-line companies generally were not permitted to offer interregional or international long-distance services until December 31, 2003. However, because ANATEL certified in 2001 our early attainment of certain network expansion and universal service targets for 2003, we were allowed to start providing such services in July 2002. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telefônica has competed in this market. Brasil Telecom obtained a license to provide interregional and international long-distance services in January 2004. Nevertheless, we are still the main long-distance provider of interregional and international long-distance services to the long-distance customers of Region I.

Long-distance packages

In January 2006, we launched a product named 31 Simplificado (Simplified 31), which provides the option of three packages of minutes that include intra-state, intra-regional and inter-regional calls. The client, by assuming a monthly commitment of 31, 62 or 93 minutes, simplifies payment for long-distance calls, eliminating the need to check distances and hours to know how much a long-distance call will cost. When the client does not use the package of minutes in a given month, the remaining minutes can be used during the following two months.

Mobile long-distance

ANATEL issued rules with regard to long-distance calls originated from mobile handsets that require mobile operators to allow their subscribers to choose among the different long-distance carriers. These new rules enhanced competition in this segment and have resulted in increased long-distance revenues for us derived from both mobile-to-mobile and mobile-to-fixed-line calls in Region I.

The competition from mobile service providers is increasing, but it is still limited because rates for mobile phone calls are higher than rates for calls originated on our fixed-line network. However, free mobile package minutes may impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.

We are the main provider of long-distance service for calls originated from mobile telephones in Region I. Our main competitor in this market is Embratel, followed by TIM and Intelig in third place and Vivo in fourth.

Competition in fixed-mobile service

Competition among the providers of fixed-mobile services is directly related to the competition in local fixed-line services, since local fixed-line calls represent the major part of revenues from calls between fixed and mobile telephones. Because the rates charged in the fixed-mobile service are higher than those charged in other types of calls, this service is more vulnerable to competition with calls originated from mobile telephone services.

Competition in services related to the use of network (interconnection)

The competition in the provision of services related to the use of the local network is limited. However, there can be no assurance that our current competitor, Vésper, which is controlled by Embratel, and any other potential competitor that enters this market, such as Brasil Telecom and Telefônica, will not threaten our leadership position in the future.

In addition, the prices charged for the use of the local network have been significantly decreasing, considering that the 2006 Concession Agreement establishes that the rates for the use of a network must be driven by cost. These prices may also decline because of the application of Factor X. Factor X is a reducing factor that has been applied to public rates over the last several years and that has, consequently, resulted in the decrease of these rates. The decrease in interconnection prices and the application of temporary rules until reaching the relationship with costs affects the market, promoting the use of interconnections in detriment to the construction of new networks.

Mobile telecommunications services

The market for mobile services in Region I is extremely competitive. We compete primarily with three other groups that provide mobile telecommunications services in Region I. These groups consist of the following companies:

•

a joint venture between Telefônica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northeastern states. In 2008, Vivo purchased the operations of Telemig Celular in the state of Minas Gerais and increased its coverage in Region I;

•	a subsidiary of Telecom Italia Mobile (marketed under the brand name TIM), which is present in all states of Region I and is the only provider with national coverage; and

•	the Telecom Americas Group controlled by América Móvil, an affiliate of Telmex (marketed under the brand name Claro), which is present in all states of Region I, except in some Northern states.

Of the competitors listed above, Claro has been our most aggressive competitor for the acquisition of mobile customers in Region I. Its strategy for gaining market share in this segment has included heavy subsidy of traffic and sale of handsets. Vivo and TIM have been more conservative with respect to subsidies, with greater focus on profitability. Nevertheless, we are still one of the main providers of mobile services in Region I, as evidenced by our ability to capture 26.89% of all new mobile subscribers in Region I during the year ended in December 31, 2007.

Data transmission services

Due to the fact that the data transmission market is significantly less regulated and, therefore, presents fewer entrance barriers, this market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market focused on large and medium-sized business customers.

Along with growth in volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

In Region I, we estimate that approximately 72% of all broadband services are provided in the form of ADSL. As the ADSL technology uses our network, we are currently the principal provider of data transmission services within Region I. Of the broadband services provided through other means, we estimate that approximately 25% use cable technology in which Net and TVA are the main providers and 3% use radio technology which are dominated by a few niche providers.

Of the providers of broadband services in Region I, Telmex is increasing its presence through a partnership between its subsidiary, Embratel, and Net, the media company in which Telmex has recently invested, that establishes cooperation in the provision of telephone, cable television and broadband internet services.

Marketing

In 2007, we incurred R$300 million in marketing expenses, primarily to bring all services provided by us under the brand name “Oi”, increasing the market recognition of the brand and its market penetration also through the convergence of services (Oi Conta Total).

The main marketing objectives were to promote: (1) unification of the Oi brand by standard marketing for all of its products and services; (2) our integrated services that are grouped with fixed-line, mobile and broadband products; (3) Oi Velox, our ADSL services (broadband services) for high-speed access to the internet; (4) our mobile telecommunications services, through specific campaigns focusing on products addressed to certain market segments, such as prepaid and postpaid retail and corporate customers; and (5) Oi Paggo, a credit administration service that allows the user of the Oi mobile service to make purchases in the network of accredited stores using its mobile device.

In 2007, we continued to offer integrated promotions by bundling the different products and services provided by us, such as mobile communications and ADSL services, and fixed-line products and public telephone services.

In 2007, reinforcing our strategy to focus on the sale of chips only (Sim-Card Alone), we continued to not subsidize mobile phones in the acquisition and retention process of prepaid clients for mobile services in the B2C segment. We supported the campaign “no blocking,” which consisted in the right of the user to choose a service provider regardless of the mobile phone supplier. The retail market was developed to sell unblocked mobile phones, which favors the Sim-Card Alone strategy.

Our most successful offerings of products to the public in 2007 were the granting of bonus to calls made within our network (between our customers) by our prepaid customers (Oi Ligadores) and bonus through Oi Paggo for the postpaid customers.

As to marketing channels, our principal aim is to have the proper product in the most appropriate channel, which may take place through the availability of different products in different channels, as well as through the use of different levels of commissions for a given product depending on the channel.

In the retail sector, our principal marketing channels are:

•	Franchising: differentiated stores focused on sales to the high-end segment;

•	Phone sales: focus on the phone sales operators’ multi-skills;

•	Direct channel: sale of our products directly in buildings of large organizations;

•	Exclusive agents and multi-brand stores;

•	Large and small retail stores; and

•	Other channels focused on low-end consumers, such as call centers and door-to-door agents.

In the corporate segment, we sell our fixed-line products and services through:

•	a direct sales force, which focuses mainly on large corporate customers; as well as

•	a Oi network, comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses.

We sell our mobile telecommunications services through a large network of points of sale, including third party retail outlets and our own stores, as well as through call centers and the internet.

Research and development

We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.

As part of the privatization process of Telebrás, the private telecommunications operators contributed to Telebrás’s former Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações, or Foundation CPqD), so that it could conduct research and development in this sector. Our latest agreement with the Foundation CPqD, dated March 2002, provides for the Foundation’s development of software and IT services. TMAR made annual disbursements of approximately R$7 million in 2005, 2006 and 2007 for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce.

Social Projects – Oi Future

Oi Future is the non-profit institution that organizes our social responsibility activities, including social projects that foster education, technology (games, internet, network and technology language), computing, sports and culture. The aim of the Oi Future is to contribute to an improved society, using new information technology and communication as tools to promote social transformation and human development.

Approximately four million people from the 16 states in Region I benefit from these programs, including our programs called Tonomundo, Geração Oi, Oi Conecta, Oi Kabum! Schools of Arts and Technology, and the cultural spaces Oi Future in the cities of Rio de Janeiro and in Belo Horizonte. Additionally, Oi Future Institute supports social and cultural initiatives of other organizations, such as the project Novos Brasis (new Brazils) and the management of Program Oi of Cultural Sponsorship, following the same ethic standards that guide the Oi Future Institute.

Capital expenditures

In 2007, our capital expenditures were R$2,435 million. Of this amount, 16.3% was allocated to the deployment of our telecommunications services infrastructure, 28.0% for data transmission equipment, 21.1% for voice transmission, 23.3% for mobile network and systems, and 11.3% for other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.

The following table sets forth our capital expenditures for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
	(Millions of reais)
Mobile network and systems	836	680	568
Data transmission equipment	473	573	682
Voice transmission	647	582	515
Telecommunications infrastructure	237	372	398
Information technologies services	93	38	77
Other	161	82	195

Total capital expenditures(1)	2,447	2,327	2,435

(1)	Includes TMAR, Oi, Telemar Internet and TNL.

Our forecasted 2008 capital expenditure budget totals approximately R$4 billion, of which R$2.7 billion will be applied in Region I and the remaining will be applied in connection with our entrance into Region III and implementation of 3G. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 51% of our 2008 capital expenditure budget to the mobile telephone services business, which includes São Paulo and 3G, and 49% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Property, plant and equipment

Our principal properties, owned and leased, are located in Region I. As of December 31, 2007, we owned 4,899 properties, with a total of 1.6 million square meters of built area, of which 96% were operational sites, with a total of approximately 852,000 square meters occupied by equipment.

At the end of 2007, we also rented 8,872 operational properties from third parties, of which 6,469 were fixed-line telephone and 2,403 mobile telephone-related.

We have been granted the use of 3,753 properties owned by third parties as comodato or cessão de uso (right of use) for which we are not required to make any lease payments. Most of these properties are used as operational sites.

We lease non-occupied properties to third parties, which represented, at the end of 2007, 261 properties partially leased to third parties (suppliers and non-related parties) and 27 totally leased to third parties.

As of December 31, 2007, the net book value of our property, plant and equipment was R$11,529 million (compared to R$11,733 million in 2006). Buildings, land and leasehold improvements represented approximately 10.5% of the net book value of our property, plant and equipment, underground ducts, post and towers, cables and lines represented approximately 32.9% of the net book value, plant and equipment related to trunking and switching stations represented approximately 13.4%, transmission equipment represented 30.0%, construction in progress represented approximately 2.9%, and other fixed assets represented approximately 10.3%. All property and equipment which are essential in providing the services described in the 2006 Concession Agreement are considered “reversible assets,” which means that, should the 2006 Concession Agreement expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details, see Note 18 to our consolidated financial statements.

Dependence on patents, licenses or contracts

Our business is highly dependent on the concessions and licenses that ANATEL has granted us. For a description of these concessions and licenses, see “—Our operations” and “—Regulation of the Brazilian telecommunications industry.”

We have either registered or filed intellectual property applications for our most important fixed-line, mobile phone, broadband and long-distance brand names with the Brazilian Intellectual Property Agency (Instituto Nacional de Propriedade Intelectual), or INPI. We believe the brand names and trademarks that identify us and our businesses are important for us, and we have accordingly taken the appropriate steps to protect them.

In the first half of 2006, we engaged an international advisory company and after conducting a comprehensive survey decided to implement a project for the unification of our activities under the Oi brand. This project is aimed at reinforcing the concept of convergence of services, improving the practices shared among our controlled companies, as well as facilitating the perception of the group’s financial soundness by the client. The implementation of the project to unify our activities under the Oi brand will take place in several phases. The first phases have already been implemented, including the announcement to the press on February 28, 2007.

Seasonality

Our main activity, which is to provide fixed-line telecommunications services is generally not affected by major seasonal variations of the market, except for the first quarter of the year, when the economic activity is generally reduced in Brazil. Our mobile telecommunications services are affected by a seasonal increase in the number of clients during the second and fourth quarters of each year due to Mother’s Day in Brazil and the year-end holiday season, respectively.

Insurance

Pursuant to the 2006 Concession Agreement, TMAR maintains the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concession; (2) loss of profit insurance covering lost revenues deriving from property damage and business interruption; and (3) performance bond insurance to assure compliance with the obligations related to quality and the universalization targets set forth in section XXIV of the 2006 Concession Agreement.

In addition to the above policies, we have civil liability insurances. Our assets that are of material value and/or exposed to high degrees of risks are also insured. For more details, see Note 32 to our consolidated financial statements.

Regulation of the Brazilian telecommunications industry

Overview

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various regulations derived therefrom. TMAR and Oi operate under concessions and licenses that allow them to provide specified services and set forth certain obligations that they must comply with. See “—Concessions and authorizations.”

ANATEL is the regulatory agency for telecommunications, according to the General Telecommunications Law. ANATEL is administratively independent. Any new regulations proposed by ANATEL must be open for comments by the general public. ANATEL’s final decisions may only be challenged in Brazilian courts.

General policies for the regulation of the telecommunications sector

On June 10, 2003, the Brazilian president issued Decree No. 4,733, outlining a number of new rules and guidelines with the purpose of consolidating several changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things: (1) universal access to telecommunications services; (2) stimulation of employment and development of the Brazilian telecommunications sector; (3) promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and (4) the financial equilibrium of existing concession agreements. The Decree also defined certain changes reflected in the concession agreements entered into by each public regime company as of January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. If approved, these types of proposal are expected to affect the overall margin of telecommunications providers, including us. For a discussion of the risks associated to the impact of telecommunications regulations on our business, see “Item 3. Key Information—Risks relating to Our Industry and Business—Our business is highly regulated. Changes in laws and regulations may adversely impact our business.”

The 2006 Concession Agreement

On June 2, 1998, the concessionaires signed with ANATEL the Concession Agreements for Local and Long-distance Commuted Fixed-Line Service in the states of Rio de Janeiro, Minas Gerais, Bahia, Ceará, Pernambuco, Espírito Santo, Pará, Rio Grande do Norte, Amazonas, Maranhão, Alagoas, Piauí, Paraíba, Sergipe, Amapá and Roraima (“Concession Agreements”).

The Concession Agreement expired on December 31, 2005. On December 22, 2005, TMAR signed with ANATEL the 2006 Concession Agreement for the National Local and Long-distance telecommunication services, which regulates the provision of services beginning January 1, 2006 and is valid for 20 years. Pursuant to the 2006 Concession Agreement, TMAR must pay to ANATEL, as consideration for the extension of the Concession Agreement, every two years, an amount equivalent to 2% of the net revenue for the prior year, during the extension period.

An integral part of the 2006 Concession Agreement is the GPUS of the STFC (fixed-line telecommunications services), published on June 28, 2003 in the Official Gazette of the Union as Decree No. 4,769, as well as the GPQT and the new General Plan on Competition Targets, or GPCT, to be regulated by ANATEL.

The major changes of the 2006 Concession Agreement relate to:

•	new criteria used to bill local fixed-line services that replaced the former pulse system with a system based on the amount of minutes consumed by users of fixed-line services;

•	a new readjustment index for the telecommunications industry and methodology used to adjust the rates for fixed-line services;

•	the introduction of a new productivity factor that reduces the readjustment rate used by telecommunications companies to update the fees charged to their clients;

•	a special prepaid fixed-line telephone plan with a lower subscription price than that of our Basic Service Plan for residential customers (Special Class Individual Access), or AICE, and

•

the obligation to build customer services posts, including customer service posts to low-income population. In turn, we were authorized to reduce the number of public phones to be installed to comply with our universalization goals. In April 2008, by means of an amendment to the 2006 Concession Agreement, the fixed-line Brazilian telecommunications companies exchanged their obligation to build new services posts by the obligation to provide backhaul (inter-city transmission lines) and to provide internet services in schools, as described below.

The amendment to the 2006 Concession Agreement provides that the new targets for the fixed-line telecommunications companies are the set up of backhaul in a significant number of locations. We have undertaken the obligation to set up backhaul in 2,800 cities in Brazil. We have to meet 40% of our target by December 12, 2008, 80% by December 31, 2009 and completely by December 31, 2010.

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

As to the new readjustment index, ANATEL started using a specific rate readjustment index based on a basket of rates for telecommunications services, the IST. The IST provides a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI, which focuses more on the evolution of wholesale prices. In recent years, with the stability of the Brazilian currency, the evolution of the IGP-DI has been very close to that of consumer-oriented indices, which suggests that the variation between IST and IGP-DI may not be substantial, so long as the Brazilian currency remains stable.

The 2006 Concession Agreement has established a new method of calculating the productivity discount factor, or Factor X, that limits the monetary readjustment to telecommunications rates as provided by the IST. Under the original Concession Agreements, ANATEL would impose pre-determined productivity factors for each of the telecommunications concessionaires. With the 2006 Concession Agreement, the method for calculating Factor X has evolved from a system of arbitrary productivity targets established by ANATEL to one that seeks to measure a concessionaire’s productivity against the actual results that are obtained by all other concessionaires of the telecommunications industry. This new method of calculating Factor X was used for 2006 and will be used for 2007. From 2008 on, the method of calculating Factor X will be based on the operational costs that are inherent to the telecommunications sector. For a description of the new method of calculating Factor X, see “—Fixed-line services – private regime.”

The 2006 Concession Agreement implemented a special prepaid, fixed-line plan, known as AICE, which has a lower subscription price than that of our Basic Service Plan. The AICE plan is a cheaper fixed-line alternative to residential customers, limited to one line per household, precluding customers from obtaining additional fixed lines.

The 2006 Concession Agreement provided that the Concessionnaires must guarantee the numeric portability, pursuant the terms of the regulation. In March 2007, ANATEL passed the General Regulation of Portability, establishing the deadlines and ways through which portability should be treated. Portability will initiate in August 2008 and will last for seven months. Portability will allow users of the commuted fixed-line service and personal mobile service to change operators and keep their fixed-line or mobile numbers. Portability will be implemented within the commuted fixed-line service and personal mobile service and will only apply to operators of the same telecommunications service.

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

Public regime companies, such as TMAR, also often offer certain services under the private regime, of which the most significant are the data transmission services. Oi offers mobile services under the private regime, according to an authorization acquired by it on February 13, 2001. See “—Our significant subsidiaries—Oi.”

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

Fixed-line services — public regime

Each of the public regime companies operated under a concession that expired at the end of 2005. They all extended their concessions for an additional 20-year period. These new concessions were granted under the new conditions set forth in the new GPQT, the new GPUS and the terms set forth in the 2006 Concession Agreement. These concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net operating revenues from telecommunications services of the immediately preceding year. The main features of the public regime fixed-line service are described below.

Service restrictions

Pursuant to the regulation in effect as of the present date, companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions with other concessionaires of fixed-line telecommunication services.

Network expansion — GPUS

The GPUS sets forth our main network expansion and modernization obligations such as providing public telephones in towns with more than 100 inhabitants and installing residential fixed-lines within seven days of a request, in towns with more than 300 inhabitants.

An additional network expansion requirement imposed on us by the 2006 Concession Agreement is the rendering of services in public telecommunication offices that serve as business centers for low-income populations. The centers must offer: (1) a minimum of four public computers with internet access; (2) a minimum of four public telephones; (3) a fax machine; and (4) service seven days a week from 8:00 a.m. to 8:00 p.m., according to the GPUS.

Quality of services — General Plan on Quality Goals

Each telecommunications services provider, either under a public or a private regime, must comply with the provisions of the GPQG and also with the terms of its respective concessions and authorizations. All costs related to the compliance with the quality goals established by the GPQG must be exclusively borne by the telephone service provider. The GPQG establishes minimum quality standards with regard to:

•	responses to repair requests;

•	availability of services to users;

•	quality of public telephones;

•	operator availability;

•	personal services to users;

•	issuance of bills;

•	responses to requests for address changes;

•	modernization of the network; and

•	responses to users’ mail.

The quality standards of the services is measured according to the definitions and quality indicators established by ANATEL. Every month fixed-line companies subject to a public regime are obliged to report their compliance with quality goals to ANATEL. Additionally, fixed-line companies are obligated to provide ANATEL with an in-depth report and analysis on each quality goal that is not complied with. ANATEL may also collect such data from companies at any time without prior notice.

Public regime fixed-line companies that fail to meet quality goals fixed by ANATEL may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of concessions and authorizations. See “—Fines and penalties.”

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

A price-cap mechanism is used to readjust the basket of rates charged in connection with local fixed-line and long-distance concessions. This price cap is adjusted on an annual basis pursuant to a formula set forth in the 2006 Concession Agreement. The formula provides for two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation, as measured by IST. Second, ANATEL applies Factor X, which reduces the impact of the rate readjustment provided by IST.

According to the new calculation method for Factor X set forth under our 2006 Concession Agreement, ANATEL will calculate the sector’s average productivity rate and compare it against our individual productivity result. The productivity factor which will be discounted from IST will be equal to 50% of the higher of: (1) the average productivity rate for the telecommunications industry, and (2) our individual productivity result. If a company has a negative productivity rate, ANATEL will not allow such company to have its rates readjusted above IST.

Rates for individual services within the basket of basic services may be increased to the extent that the weighted average increase for the entire basket of basic services does not exceed IST. We may increase the rate for any individual service above the weighted average increase of the basket by up to 5% for both local fixed-line and long distance services, so long as the prices of the other services are reduced proportionately to ensure that the weighted average rate increase does not exceed the revised basket of rates charged.

We may also offer alternative plans in addition to the Basic Service Plan. Alternative plans must be submitted for ANATEL’s approval. The price caps of these plans are adjusted annually based on IST.

For information on our current rates and service plans, see “—Rates.”

Interconnection rates

General rules regarding interconnection are described in the General Rules on Interconnection (Regulamento Geral de Interconexão) enacted by ANATEL. All operating companies providing general public-interest services are required, if technically possible, to make their networks available for interconnection, on a non-discriminatory basis, whenever such a request is made by another telecommunications provider.

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

For 2006, the termination rates that telecommunications companies may charge each other to terminate a call on their network have been limited to 50% of the rate charged to consumers for that same call. Based on the prices charged for local calls in Region I, the referred limitation in termination rates resulted in a reduction of 27% in the termination rates that we charge other companies for the use of our network when terminating calls originated on their network. For 2007, this limitation in termination rates was equal to 40% of the rate charged to customers for the calls they make that terminate on our network. This further limitation resulted in an additional 20% reduction in the termination rates that we charge other companies for the use of our network. The initial forecast was that from 2008 on, the method used to determine termination rates would be based on the actual operational costs of telecommunications companies. However, in October 2007, ANATEL published an official letter extending the change to 2010.

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

Companies holding personal mobile telephone services licenses are allowed to set at their discretion the prices to be charged for their mobile telephone services, provided that such prices are linked to existing service plans authorized by ANATEL. Price caps are readjusted annually, based on IST.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion about our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006 and for the three years ended December 31, 2007 included elsewhere in this annual report, as well as with the information presented in “Item 3. Key information—Selected Financial Information.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-looking statements,” and “Item 3. Key information—Risk Factors.”

The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2007, 2006 and 2005;

•	a discussion of the events that occurred since the end of 2007 that may significantly affect our results of operations, financial condition and liquidity;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2007, our cash flows for the years ended December 31, 2007, 2006 and 2005, and our material short-term and long-term indebtedness at December 31, 2007;

•	a discussion of our off-balance sheet transactions; and

•	a discussion of our capital expenditures and our contractual commitments.

Overview

In 2007, while our fixed-line network decreased from 14.4 million to 14.2 million lines in service, our mobile customer base increased from 13.1 million to 15.9 million clients and our broadband customer base increased from 1.1 million to 1.5 million clients. In the mobile telecommunication services market, in December 2007, we reached an estimated market share of 26.9% in Region I. For 2007, our gross revenues increased 3.8% in comparison to 2006. Similarly to previous years, the increase in mobile and data transmission categories has been very important in order to sustain the increase of our total revenues, as no growth in the fixed-line network is expected.

In general, our results of operations are significantly affected by the following factors:

•	general trends and demand for telecommunications services;

•	competition;

•	the cost of loans and financing;

•	telecommunications service rate adjustments; and

•	political and economic environment, effects of inflation and foreign exchange rate fluctuation.

Our financial condition and liquidity are influenced by various factors, including (see “—Liquidity and capital resources”):

•	our ability to generate cash flow from our operations;

•	interest rates in effect in the domestic and international markets and floating exchange rates, that affect the servicing of our debt;

•	our ability to continue to borrow from domestic and international financial institutions; and

•

our capital expenditure needs, primarily consisting of infrastructure to expand our mobile telecommunication services activities (including our entrance in the São Paulo market and the implementation of the 3G technology) and fixed-line telecommunication services activities (including what we will have to implement to comply with our regulatory targets).

General trends and demand for telecommunications services

Throughout Brazil, including in Region I, there is limited growth potential for traditional fixed-line voice services. Since the privatization of the Telebrás system in 1998, significant investments have been made to expand the “last-mile” of the fixed-line network. According to ANATEL, Brazil had 20.0 million fixed-line telephones in service in July 1998 and in December 2007, there were a total of 39.3 million. However, a high proportion of the new fixed-lines in service are in low-income areas, which have a relatively low return on invested capital. Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunication services base has remained stable. In contrast, according to ANATEL, the number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 120.9 million on December 31, 2007. During this period, the mobile segment has grown at an average rate of 36.4% per year, due to strong competition, advertising and prepaid plans. During 2007, Oi’s mobile customer base increased by 22.2% and its gross revenues grew by 24%.

We expect that the number of fixed-lines and revenues from fixed-line services remain stable in the future. Alternatively, in the mobile business, it is expected an increase in its customer base, traffic and revenues from value-added services. Due to market saturation, future growth in the mobile telecommunication business should occur at lower rates than observed in the past. It is also expected an increase in revenues from broadband and data transmission services because these services still have a very low level of penetration in Brazil. We believe that our convergence strategy and the offer of integrated packages of fixed, mobile and data transmission services will be a competitive differential and an important factor that will guarantee our successful growth in these markets.

Competition

Some general trends in the telecommunications market have been significantly affecting competition. One of these trends is the technological and service convergence that allows market players, that were previously restricted to one service, to compete in other segments. Such is the case of broadband services provided by subscription TV operators or by mobile operators (through 3G technology), and of the traditional market for fixed-voice transmitted by mobile service companies. The convergence of services has also generated new competitive dynamics, allowing a differentiated market positioning through the offer of integrated service packages.

Other important factors in an competitive environment is the general trend of market consolidation, present in Latin America and Brazil. Consolidation not only provides for the formation of large conglomerates with scale, but also enables integrated action throughout different segments, with competitive advantages in a convergence scenario.

In this general scenario, the mobile telecommunication services market in Brazil stands out for the highly competitive environment. According to IBGE, until 2007, approximately 77% of the Brazilian population lived in areas with at least three mobile service operators. The results of the bid carried out by ANATEL in September 2007 for SMP frequency left-overs will change this scenario. With the new grants, every area of Brazil will have at least four competitors.

In such a competitive environment, within approximately three years after the beginning of its mobile operations, at December 2005, we already had a market share of 26.3% of the total subscribers base of Region I. Since then, we have been keeping our leadership position in Region I, having reached a market share of 26.9% in December 2007, followed by TIM with 26.4%, Claro with 20.0%, and Vivo with 17.3%. The recent acquisition of Amazônia Celular, which is pending approval by CADE, may reinforce our leadership position, ensuring a consolidated market share of 29.3%. Besides the fact that it is a market with high growth rates, leadership in mobile telecommunication services in Region I is strategically important for Oi because it guarantees revenues from the use of the mobile network that would otherwise be paid by fixed-line telecommunication services operations to other mobile operators.

Future mobile telecommunication services operations in Region III, authorized in the fourth quarter of 2007, will represent a new competitive scenario for Oi. In addition to the advantage of roaming services in São Paulo for its current subscribers in Region I, which covers for a competitive disadvantage, the entrance in the Region III market will guarantee a market share in one of the largest and most profitable markets in Brazil, and one of the last ones that still has only three competitors.

In the fixed-line telecommunication services business, traditional competition still is insignificant and focused on corporate clients. On the other hand, competition from other media has been increasing. One of these medium is mobile telecommunication services, whose competition is reflected on the traffic migration and the replacement of fixed-mobile telecommunication services, encouraged by the offer of aggressive packages from some mobile operators.

Another important factor is the joint operation of cable TV operators together with mobile and fixed-line telecommunication services operators. Entered into in 2005, the agreement between Net and Embratel marked the beginning of this competition. Focused on higher-value clients, these players offer integrated packages including subscription TV. TIM, with its TIM Casa Flex service, entered this market in 2007, by offering local fixed and mobile services at the mobile handset, at the same time and with the same chip. In 2007, GVT, an authorized local service provider, increased its network in Belo Horizonte, capital city of the state of Minas Gerais, by offering local telecommunication services, internet access and connectivity to the B2C and B2B markets.

The long-distance markets present high levels of competition. In this scenario, we have been maintaining our leadership in traffic originated in Region I, both for fixed and mobile telephones. However, tariff pressure and traffic reduction, particularly traffic originated from fixed lines, have resulted in a reduction of this market. Accordingly, in 2007, our revenues in this segment decreased by approximately 3.1% compared with 2006.

The ample coverage and availability of our ADSL network have been ensuring our leadership in the broadband market with an estimated market share of approximately 72% of total accesses in September 2007. Broadband offered by cable TV operators represent our principal competition in this segment, particularly Net. Focused on cable TV subscribers who, in general, have more purchasing power, competition from these operators offers integrated packages with subscription TV, broadband and voice. The partnership established with Sky in 2007 has allowed us to offer integrated packages, helping maintain the level of competition, particularly in the markets facing competition with cable TV operators. In addition, the acquisition of Way TV, approved by 2007 and pending approval by CADE, will make us the first quadruple play operator in the market, offering fixed-line and mobile telecommunication services, broadband and subscription TV services in four municipalities of the state of Minas Gerais (Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena).

From the point of view of the market, we also have the competitive advantage of being the only telecommunications company that is effectively convergent in Region I. In addition to the benefits of having a single brand name, convergence allows us to offer benefits to the clients, such as integrated invoices, special discount packages, use of credits of mobile prepaid cards at public phones, among others.

See “Item 4. Information on the Company—Competition.”

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

At December 31, 2007, 35% of our indebtedness was in foreign currency. Therefore, we typically hold derivative instruments to swap the foreign exchange rate variation to rates on interbank certificates of deposit (certificado de depósito interbancário), or CDI, variation. At December 31, 2007 we had coverage of 91.6% for the exchange rate variation risk. The purpose of these hedging transactions is to “match” the currency of our revenues with that of our debt.

The average annual interest rate of debt in local currency, including debentures, decreased from 13.2% per annum in 2006 to 10.8% per annum in 2007. The average annual interest rate of debt in U.S. dollars decreased, from 7.0% per annum in 2006 to 6.3% per annum in 2007. However, because of the appreciation of the real against the U.S. dollar during 2007, we accrued significant losses on our balance sheet (as required under Brazilian GAAP) reflecting the costs of our swap operations.

Although there is a favorable environment for the Brazilian economy in 2008, it still remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt.

Telecommunications service rates adjustments

Telecommunications service rates are subject to comprehensive regulation by ANATEL. The New Concession Agreement, effective in January 2006, provides that rates will be adjusted based on IST. IST is calculated based on a weighted average of a number of Brazilian price indexes, such as IGP-DI, IGP-M and IPA-OG (all of which are prepared by FGV), IPCA, INPC and SINAPI (prepared by IBGE), and its composition may be reviewed every two years. Rate adjustments can be effected after any period of at least 12 months and on the initiative of ANATEL or the concessionaire. A discount factor (Factor X) on productivity is applied on the annual variation of IST.

Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation

We have been, and will continue to be, affected by the economic, political and social conditions in Brazil. Our operations have been impacted primarily by the fluctuation of the real and by variation in interest rates influenced by the Brazilian government in its efforts to control inflation. See “Item 3. Key information—Exchange Rates” and “Item 3. Key information—Risk Factors—Risks relating to Brazil.” The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2005 to 2007:

	As of and for the year ended December 31,
	2005	2006	2007
GDP growth%(1)	2.3	2.9	5.4
IGP-DI inflation rate%(2)	1.2	3.8	7.9
IPCA inflation rate%(3)	5.7	3.1	4.5
U.S. dollar exchange rate variation%(4)	(11.8)	(8.7)	(17.2)
Selic interest rate%(4)	19.0	15.0	11.8

(1)	Source: IBGE
(2)	Source: General Price Index — FGV
(3)	Source: Amplified Consumer Price Index — FGV
(4)	Source: Central Bank, Special Liquidation and Custody System (Sistema Especial de Liquidação e Custódia), or Selic.

Critical accounting policies and estimates

Our significant accounting policies are described in Note 3 to our consolidated financial statements included in this annual report. In preparing the consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s, subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain, with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in the consolidated financial statements if its actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of our critical accounting policies relating to:

•	revenue recognition and accounts receivable;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	contingencies;

•	derivatives;

•	goodwill; and

•	deferred income tax.

Revenue recognition and accounts receivable

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain products delivered and the collectability of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, we rely upon revenue recognition measurement guidelines in accordance with rules issued by ANATEL.

Revenues from the usage of our network by other telecommunications service providers are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço) or DETRAF, issued by an outsourced clearing house.

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

The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of ownership. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.

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

Fixed-line Segment Outstanding Bills	Service Restriction/Collection Process	% Provisioned Loss
Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to make and receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Collection	100

Mobile Segment Outstanding Bills	Services Restrictions/Collection Process	% Provisioned Loss
Over 15 and up to 30 days	Partial Service Restriction/Collection Process	Zero
Over 31 and up to 60 days	Restriction to make and receive calls	Zero
Over 61 and up to 90 days	Shut-off after 15-day warning	40
Over 91 and up to 120 days	Collection	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Collection	100

After 181 days of default, accounts receivable and the respective provision for doubtful accounts are reversed in the balance sheet.

As of February 13, 2008, the amendments to the SMP Regulation came in effect, as approves by the ANATEL Resolution No. 477, dated August 7, 2007. This document made the following changes to the default clauses:

•	shut-off for 45 days, 30 days after the partial shut-off, and not after 15 days;

•	the contract may be cancelled 90 days after the date the invoice is due, other terms have not been changed.

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

Depreciation of property, plant and equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, primarily five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts, and towers, five years for hardware and 10 years for furniture, fixtures and others. Depreciation rates are adjusted, and may vary between the fixed-line and mobile segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We have not recorded any relevant impairment during the years 2005, 2006 and 2007. In 2004, we recorded impairment on AIX assets in the amount of R$54 million. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. We have not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2007.

Contingencies

The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in Note 26 of the consolidated financial statements.

Unless otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as it does currently, based on its assessment of the risk of loss at each preparation date of the financial statements. We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses as determined by management based on legal advice and in accordance with Brazilian GAAP and U.S. GAAP. As discussed in Note 3(k) to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. It is possible that our assumptions and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all lawsuits involving us and our subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Item 8. Financial information—Legal proceedings.”

Labor claims

Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate primarily to hazardous work condition premiums, equalization of salary scales and overtime, subsidiary liability and other matters. On September 30, 2007, management changed its estimate of losses on outstanding labor claims based on the history of payments made in connection with labor claims.

Tax claims

The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. We are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 26 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe that the proceedings, which we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of its strategies with respect to these proceedings.

Civil claims

We are currently involved in many claims regarding issues related to assessments by ANATEL, indemnification requested by former resellers of prepaid calling cards, many individual claims requesting indemnity in small claims courts and subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel as to their assessment concerning the outcome of the litigation and their estimates of the amounts involved.

Unrecognized exposures

We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$10,131 million and R$1,751 million, respectively, as of December 31, 2007. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel.

As of December 31, 2007, we do not have material contingent assets with respect to which an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits.

Derivatives

On December 31, 2007, we had loans and financing (including debentures) subject to floating interest rates, which totaled 72.7% of our total debt, based on the long-term interest rate, or TJLP, the CDI rates and IGP-M in the case of real-denominated debts, and based on London Interbank Offered Rate, or LIBOR, in the case of U.S. dollar- and Yen-denominated debts, and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities (as defined below).

As of December 31, 2007, we had derivative agreements pursuant to which we swapped 8% of our total debt agreements subject to floating interest rates by fixed rates. These debt agreements were remunerated pursuant to U.S. dollar LIBOR and Japanese Yen LIBOR and they represented 18.2% of our total debt. We reduced our exposure to variations in the LIBOR to 12.5% of our total debt and our exposure to variations in floating interest rates to 67% of our total debt.

Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.

Under U.S. GAAP the results of derivative transactions are recognized at fair value, in accordance with Statement of Financial Accounting Standards, or FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and calculated at year-end, which could potentially alter net income (loss) significantly. Our foreign currency loans and financings, including swap agreements, totaled U.S.$2,338 million and U$2,730 million at December 31, 2007 and 2006, respectively.

In the past, we have used derivative contracts (swaps, options and forwards) to swap our foreign currency risks. Currently, all the derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) on swap transactions recorded under Brazilian GAAP reducing or increasing foreign currency indebtedness will be effective if we maintain these agreements until their maturity, regardless of the fair value at year-end, as we currently intend to do.

As of January 1, 2001, we began applying FAS No. 133 for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Because of the fact that our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, we eliminate the gains and losses of derivative contracts not yet financially realized in its U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, as we currently intend to do, the unrealized gains and losses will substantially offset interest expenses, due to foreign exchange rate variations. For example, our financial results for the years ended December 31, 2007 and 2006 were impacted by an appreciation of 20.7%, and 9.5%, respectively, of the U.S. dollar exchange rate, due to long-term indebtedness in foreign currency.

While the exchange rate variations affect our indebtedness and our financial results, gains and losses on these derivative contracts are recognized in our statement of income under “interest expense”. However, for Brazilian GAAP purposes, gains and losses due to fair value measurement are not recognized, generating a loss of R$53 million in 2007, a loss of R$3 million in 2006 and a loss of R$122 million in 2005 in the respective U.S. GAAP income statements.

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

Under U.S. GAAP, we adopted the procedures determined by FAS No. 141 “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset. The difference between the book value and the fair value has to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.

Under U.S. GAAP, goodwill represents the excess of the acquisition cost of a business over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets.” This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.

The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under FAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method based on business plans with 10-years projections and discount rates that reflect the risk of the business) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess must be recorded as impairment.

Deferred income tax

Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by our board of directors and fiscal council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, we disclose in our consolidated Brazilian GAAP financial statements the amounts expected to be recovered for the next ten years.

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

For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred taxes will not be realized. The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate relevant taxable income in the next few years. For U.S. GAAP purposes, up to 2006, we have recorded an additional valuation allowance in comparison to Brazilian GAAP, for the subsidiary Oi (mobile segment) due to the history of this entity’s losses. Since Oi had significant taxable profit in the past 2 years, we reversed the valuation allowance in 2007 due to the overall weight of these positive factors.

Results of operations for the three-year period ended December 31, 2007

The following discussion of our consolidated financial position and results of operations for the three-year period ended December 31, 2007 should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 36 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 38 for a net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2005, 2006 and 2007, Note 39 for a shareholders’ equity reconciliation as of December 31, 2006 and 2007, Notes 40 and 41 for presentations of statements of operations and changes in shareholders’ equity and Note 36(q) and 42 for additional disclosure about cash flow and pension plans prepared in accordance with U.S. GAAP.

The following table sets forth the components of our net income, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2007.

	Year Ended December 31,			% Change
	2005	2006	2007	2005 v. 2006	2006 v. 2007
	(Millions of reais)(1)
Net operating revenues(2)	16,747	16,872	17,584	0.7	4.2
Fixed-line telephone segment	14,847	14,551	14,388	(2.0)	(1.1)
Mobile telephone segment	2,620	3,301	4,103	26.0	24.3
Cost of services and products sold(2)	(8,796)	(9,360)	(9,261)	6.4	(1.1)
Fixed-line telephone segment	(7,771)	(7,969)	(7,568)	2.5	(5.0)
Mobile telephone segment	(1,888)	(2,427)	(2,732)	28.5	12.6

Gross profit(2)	7,951	7,512	8,323	(5.5)	10.8
Fixed-line telephone segment	7,076	6.582	6,820	(7.0)	3.6
Mobile telephone segment	732	874	1,371	19.4	56.9
Operating expenses, net	(4,521)	(4,411)	(4,177)	(2.4)	(5.3)
Selling expenses	(2,680)	(2,593)	(2,691)	(3.2)	3.8
General and administrative expenses	(1,084)	(1,207)	(1,226)	11.3	1.6
Other operating (income) expenses, net	(757)	(611)	(261)	(19.3)	(57.3)

Financial income (expenses), net	(1,616)	(1,289)	(424)	(20.2)	(61.7)
Interest income	908	733	960	(19.3)	31.0
Interest expenses	(2,524)	(2,022)	(1,384)	(19.9)	(31.6)
Operating income	1,852	1,829	3,683	(1.2)	101.4
Income before taxes and minority interests	1,815	1,812	3,722	(0.1)	105.4
Income tax and social contribution	(371)	(210)	(877)	(43.4)	317.6

Minority interests	(329)	(292)	(487)	(11.2)	66.8

Net income	1,114	1,310	2,358	17.6	80.0

(1)	Columns may not add throughout due to rounding.
(2)	The sum of the segments does not add due to the elimination of intercompany transactions.

Year ended December 31, 2006 compared with year ended December 31, 2007

Net Operating Revenues

Net operating revenues increased by 4.2% to R$17,584 million in 2007 from R$16,872 million in 2006. This growth in net revenues was principally due to: (i) an 89.2% increase in the remuneration for the use of our mobile network by other telecommunication operators, which was partially due to an 22.2% increase in mobile users, but mainly due to an 137% increase in the remuneration for the use of the mobile-to-mobile network resulting from a full year’s impact in 2007 of the “full billing” system, which was implemented in July 2006. Under the billing system known as “full billing”, remuneration for the use of the network is calculated based on total incoming traffic, instead of on a net basis based on the net traffic among telecommunication operators, which net basis is the basis for the “bill and keeping” system, which was used until June 2006. For additional information on the “full billing” and the “bill and keeping” systems, see “Item 4. Information on the Company—Billing and collection;” (ii) a 14.6% increase in our mobile telephone services revenues in view mainly of a 25.6% increase in our mobile client base in 2007 from 2006, representing an increase of R$191 million in comparison to 2006; and (iii) a 14.6% increase in revenues from our data transmission services that resulted mainly from a 22.5% increase in revenues from our ADSL service known as “Oi Velox”, represented by a 34.6% increase in “Oi Velox” subscriptions, which is consistent with our more aggressive marketing strategy to increase the market penetration of “Oi Velox”, and a 44.5% increase in our IP services mainly through services offered in connection with the Pan American games that took place in Rio de Janeiro during the months of July and August 2007; which was partially offset by a slight 1.7% decrease in our total fixed-line services revenues, from R$17,529 million in 2006 to R$17,234 million in 2007.

The following table sets forth the components of our consolidated operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change
	2006	2007	2006 v. 2007
	(Millions of reais)
Fixed-line telephone services
Local services	11,899	11,653	(2.1)
Monthly subscription fees	6,661	6,980	4.8
Metered services	2,477	1,797	(27.5)
VC1 (Fixed-line to mobile calls)	2,650	2,771	4.6
Other revenues	111	105	(5.4)
Long-distance services	3,703	3,587	(3.1)
Intrastate	1,749	1,630	(6.8)
Interregional	670	629	(6.1)
Interstate	502	436	(13.1)
VC2 and VC3	703	816	16.1
International	79	76	(3.8)
Other fixed-line services	1,927	1,994	3.5
Pre-paid calling cards (for public telephones)	1,117	1,106	(1.0)
Additional services	576	665	15.5
Advanced voice	234	223	(4.7)

Total fixed-line services	17,529	17,234	(1.7)
Remuneration for the use of the fixed-line network	715	603	(15.7)
Use of fixed-line to fixed-line network	549	503	(8,4)
Use of mobile to fixed-line network	166	100	(39,8)
Mobile telephone services	2,865	3,283	14.6
Originating calls	1,403	1,658	18.2
Sale of mobile handsets and accessories	319	239	(25.1)
Monthly subscription fees	746	937	25.6
National and international roaming	120	114	(5.0)
Additional services	277	335	20.9
Remuneration for the use of the mobile network	610	1,154	89.2
Use of fixed-line to mobile network	224	239	6.7
Use of mobile-to-mobile network	386	915	137.0

	Year Ended December 31,		% Change
	2006	2007	2006 v. 2007
	(Millions of reais)
Data transmission services	2,513	2,879	14.6

Asymmetric Digital Subscriber Line (ADSL)	915	1,121	22.5
Transmission — EILD	521	526	1.0
Dedicated Line Services — SLD	280	244	(12.9)
IP services	229	331	44.5
Switching packs and frame relay	264	286	8.3
Other services	304	371	22.0
Total gross operating revenues	24,232	25,153	3.8
Value added and other indirect taxes	(6,694)	(6,879)	2.8
Discounts and returns	(666)	(690)	3.6
Net operating revenues	16,872	17,584	4.2

Local services

Total revenues from local services decreased by 2.1% to R$11,653 million in 2007 from R$11,899 million in 2006. This decrease was primarily due to (i) a decrease of 1.2% in fixed-lines in service in Region I; (ii) a decrease of 27.5% of our revenues from metered services, as a result of a decrease in the “excess traffic” that is charged per additional minute exceeding the number of minutes included in a subscriber’s basic plan, which was partially offset by an increase in revenues from monthly subscription fees that include a fixed number of minutes without additional charge, resulting mainly from a 1.83% rate increase effective as from July 20, 2007 (as compared to the tariff decrease of 0.5134% effective as from July 11, 2006), and an increase in revenues from VC1 services, resulting from a 2.88% tariff increase charged over calls from fixed-line to mobile phones and a 3.2% growth in this type of call.

Monthly subscription fees. Monthly subscription fees are monthly fixed fees charged of subscribers for their use of fixed-lined services. The monthly subscription fee includes a number of minutes that can be incurred by the subscriber without additional cost. Additional minutes are charged as a metered service, per additional minute incurred, and the rates per minute vary depending on a number of factors. Pursuant to the 2006 Concession Agreement, there are two basic subscription plans that we are required to offer for residential users: the PBM, which includes 200 minutes per month, and the PASOO that includes 400 minutes. In addition to the PBM and the PASOO, we offer the Alternative Plans, which are designed to meet our customers’ usage profiles, each of which includes a different package of minutes.

Revenues from monthly subscriptions slightly increased during 2007 from R$6,661 million in 2006 to R$6,980 million in 2007, due to a 1.83% rate increase effective as from July 20, 2007 (as compared to the tariff decrease of 0.5134% effective from July 1, 2006), as well as an increase of 154.3% in the number of customers that adhered to Alternative Plans from 1,963 million customers under Alternative Plans as of December 31, 2006 to 4,992 million customers under Alternative Plans as of December 31, 2007. We had 13.6% customers under Alternative Plans as a percentage of our subscribers base as of December 31, 2006, which increased to 35.1% as of December 31, 2007.

Metered services. Our revenues from metered services relate to the fees we charge for pulse based (in the pulse-based structure that was previously used) or for additional minutes incurred by subscribers of our minute-based plans, which we refer to as “excess traffic.” In 2007, our revenues relating to “excess traffic” decreased 27.5%, from R$2,477 million in 2006 to R$1,797 million in 2007, primarily due to the reduction in “excess traffic” incurred by our customers as a result of their migration from the PBM and the PASOO to our Alternative Plans, which are designed to meet our customers’ usage profiles. Accordingly, this decrease in revenues from metered services refer to revenues that used to be related to metered services resulting from excess traffic, and are now related to monthly subscription fees, as they have been accommodated into the rage of Alternative Plans and are part of the package minutes that are billed as monthly subscription fees.

VC1 services. Revenues in this category consist of charges for local calls from fixed-line to mobile telephones, which are billed at the VC1 rate, which is lower than VC2 and VC3 rates mentioned below. A substantial part of our fixed-line to mobile traffic consists of VC1 calls. In 2007, revenues from VC1 calls increased primarily due to the 2.88% tariff adjustment effective as from July 20, 2007 (as compared to the tariff increase of 7.99% in July 15, 2005) and due to the 3.2% growth of the traffic for this service.

Other revenues. Revenues from other local services consist primarily of charges for special services such as collect calls, installation fees, fixed-line pre-paid calling cards, installation of additional telephones on the existing line and equipment rental. Other revenues remained stable.

Long-distance services

Total revenues from long-distance services decreased by 3.1%, from R$3,703 million in 2006 to R$3,587 million in 2007, mainly due to a 7.7% combined decrease in revenues from intrastate, interregional and interstate fixed-line to fixed-line calls as a result of a 7.9% decrease in traffic, which was partially offset by a 16.1% increase in VC2 and VC3 (fixed-line to mobile) services revenues resulting from traffic and tariff increases.

Intrastate, interregional and interstate fixed-line to fixed-line services. Intrastate calls are those in which callers are in the same Brazilian state, but in different cities. Interregional calls involve callers located in different regions of Brazil, as those regions were defined by the federal government for the purposes of structuring the telecommunications services in Brazil, granting Region I to be explored by us. Interstate calls involve callers in different states within the same region. Revenues from these services had a combined decrease of 7.7%, from R$2,921 million in 2006 to R$2,695 million in 2007, represented mainly by a 13.1%, or R$66 million, decrease in revenues from interstate calls and a R$119 million, or 6.8%, decrease in revenues from intrastate call. The combined decrease is primarily due to a 9.4% decrease in traffic, which was partially offset by the 1.83% tariff adjustment effective as from July 20, 2007 (as compared to the tariff increase of 0.5134% in July 14, 2006).

VC2 and VC3 services. Revenues in this category consist of charges for long distance calls from fixed-line to mobile telephones. Revenues from VC2 (long-distance intrastate) and VC3 (long-distance interstate) services increased mainly due to the combined effect of a 9.5% increase in traffic and a 2.88% tariff adjustment effective as from July 20, 2007 (as compared to the tariff increase of 7.99% in March 30, 2006).

International. International calls comprise revenues from fixed-line to fixed-line calls and fixed-line to mobile calls. Revenues relating to these services remained stable.

Other fixed-line services

Pre-paid calling cards for public telephones. Revenues from the use of pre-paid calling cards for public telephones remained stable in 2007. Although there was a 1.83% rate increase for the credits comprised by the cards for this type of call, which resulted in a corresponding increase in the price of the card, in July 20, 2007 (as compared to the tariff decrease of 0.43% in July 14, 2006), there was a 20,0% drop in public calling cards consumption, which resulted in an almost flat variation in the year.

Additional services. Additional services consist primarily of services such as directory assistance, caller identification, calls on hold, voicemail, call blocking and call forwarding. Revenues from additional services increased by 15.5%, from R$576 million in 2006 to R$665 million in 2007, primarily due to a 19.5% increase in the demand for certain of these services, specifically call blocking, voicemail and caller identification services, which generated revenues of R$546 million in 2007 (82.2% of our total additional services) against R$457 million in 2006.

Advanced voice. Advanced voice services consist of “0300”, “0500”, “0800” and “0900” services, pursuant to which we provide a company with a contact number for which we are generally paid a fixed monthly fee. Calls to these numbers may be charged to the caller or to the company (toll free numbers). In 2007, the revenue of our advanced services slightly decreased, from R$234 million in 2006 to R$223 million, due to a 15.4% decrease in traffic of these services.

Remuneration for use of the fixed-line network

Revenues relating to the use of the fixed-line network include revenues received from other mobile and fixed-line telecommunications operators for completing local and long-distance calls through our network. Interconnection rules are established by ANATEL. All fixed-line operating companies provide a public service and are required to make their networks available for interconnection, on a non-discriminatory basis. ANATEL establishes the interconnection rates charged for the use of another fixed-line operator’s local and long distance network. ANATEL has determined that the limitation in the termination rates for 2007 was 40% of the rate charged to customers for the calls they make that terminate on our network. This limitation resulted in a 20% decrease in the rates we were allowed to charge other telecommunications operators for the use of our network.

Remuneration for the use of our fixed-line network decreased by 15.7%, from R$715 million in 2006 to R$603 million, in 2007, primarily due to the 20.0% decrease in interconnection rate. Revenues from the use of fixed-line to fixed-line network declined by 8.4% from R$549 million in 2006 to R$503 million in 2007, and revenues from the use of mobile to fixed-line network declined by 39.8% from R$166 million in 2006 to R$100 million in 2007.

Mobile telephone services (Oi)

Mobile telecommunications services in Brazil are offered on a “calling-party pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges. Rates vary according to the service plan subscribed to by our customer, the location where the call originated, the location where the receiving party is located and the length of the call. Each calling party pays for at least 30 seconds, and thereafter, for at least every additional six seconds. Under our post-paid plans, customers pay a monthly subscription fees that includes a certain number of minutes, depending on the plan, and a charge per exceeding minute used.

As of December 31, 2006 and December 31, 2007, we had 13.1 million and 16.0 million users, respectively, representing a 22.1% increase. Of the 16.0 million users as of December 31, 2007, approximately 84% are users of pre-paid plans and 16% of post-paid plans. Of the 13.1 million users as of December 31, 2006, approximately 82% are users of pre-paid plans and 18% of post-paid plans. The monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average client-base for the year divided by 12) was R$22.06 in 2007 compared to R$20.04 in 2006. The increase in post-paid customer base was a result of our strategy of focusing in bundled plans to high income customers. The increase in the pre-paid customer base results from the success of the campaign called “Oi ligadores”, launched in July 2007.

Our total revenues from mobile telephone services increased by 14.6%, from R$2,865 million in 2006 to R$3,283 million in 2007, and represented 13% of our gross operating revenues in 2007. This increase results from a combined increase in revenues from originating calls (18.2%), monthly subscription fees (25.6%) and additional services (20.9%), which was partially offset by a 25.1% decrease in revenues from sales of handsets and accessories and a 5% decrease in revenues from national and international roaming.

Originating calls. Revenues for originating calls relate to the payments made by our post-paid subscribers for “excess traffic” and to credits applied against calls made by our pre-paid customer-base. As mentioned above, rates for those services vary depending on a number of different factors. Revenues for originating calls increased by 18.2%, from R$1,403 million in 2006 to R$1,658 million in 2007, primarily due to the 22.1% growth in the total number of our mobile users, represented by an increase of 9.7% in the post-paid and of 25% in the pre-paid customer-bases.

Sale of mobile handsets and accessories. Revenues from the sale of handsets and accessories totaled R$239 million in 2007, of which R$126 million was generated from sales of 473 thousand handsets to pre-paid subscribers, R$48 million from sales of 601 thousand handsets to post-paid subscribers and R$65 million was generated from sales of, approximately 8.0 million Subscriber Identity Module, or SIM cards. In 2006, revenues from the sale of handsets and accessories totaled R$319 million, of which R$89 million was generated from sales of 296 thousand pre-paid handsets, R$165 million from sales of 1,550 thousand post-paid handsets and R$65 million was generated from the sales of approximately 6.0 million SIM cards. Accordingly, the revenue attributable to mobile handsets and accessories sales decreased by 25.1%, as a result of a 41.8% decrease in the overall sale of handsets, which was partially offset by an increase in the sale of SIM cards and which is consistent with our strategy to sell the SIM card independently to the pre-paid segment to reduce our customer’s acquisition costs.

Monthly subscription fees. Post-paid users pay a monthly subscription fee, which includes specified number of minutes, and are then billed monthly for any exceeding number of minutes according to actual use during the preceding month. Both the monthly subscription fee and the price per exceeding minute vary according to the plan purchased by the customer. Monthly subscription fee revenues increased by 25.6%, from R$746 million in 2006 to R$ 937 million in 2007, primarily due to the 9.7% growth of our post-paid client-base from 2,359 as of December 31, 2006 to 2,589 as of December 31, 2007

National and international roaming. We earn revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator is outside his coverage area and receives or places a call using our network, the other mobile operator pays us for the call using the applicable rate. When our subscribers are outside our coverage area and receive or place calls, we charge these subscribers a roaming fee. Revenues from national and international roaming decreased by 5.0% in 2007, from R$120 million to R$ 114 million, due to a 17.5% drop in the number of other operators’ customers using our network.

In 2007, R$62 million of our roaming revenues were attributable to international GSM mobile operators, with which we have roaming agreements, representing a 10.0% decrease in respect of the R$69 million of our GSM roaming revenues for 2006. The remaining R$51 million were obtained from roaming charges from our clients using mobile services outside of our authorized Region I in 2007, which is the same figure as in 2006.

Additional services. Additional services relate to sharing of infrastructure and other value added services, such as fees from sending text message. Revenues from additional services increased by 20.9% in comparison to 2006. Revenues from pre-paid Short Message Services (SMS) amounted to R$152 million in 2007, against R$182 million in 2006, representing 45.3% of additional services revenue. In addition, the marketing campaign called “Oi ligadores” (Oi callers), launched in July 2007, led to an increase in the number of new clients and adhesion by existing clients, helping to increase revenues from additional services as a result of fees charged to join the campaign.

Remuneration for the use of the mobile network

These are interconnection revenues arising from the use of our mobile network by both fixed-line and mobile telecommunications operators for completing calls. As from February 2005, the interconnection rates to be charged for the use of another operator’s mobile network became freely negotiable by telecommunication companies, different than for the use of our fixed-line network with rates determined by ANATEL. We still have not agreed on mobile interconnection rates with other operators, as a result we have requested that ANATEL to determine these rates and ANATEL has been determining theses rates.

Use of fixed-line to mobile network. These revenues totaled 239 million in 2007, excluding R$763 million received from TMAR that was eliminated upon consolidation. These revenues increased in 2007 due to the tariff adjustment of 1.97% in July 17, 2007 and as a result of the 22.2% growth in the number of mobile users in 2007. There was no tariff adjustment in 2006.

Use of mobile-to-mobile network. These revenues, primarily from other mobile operators in the main cities in Region I, increased mainly due to the 22.2% increase in our mobile users and the full year impact of the “full billing’ system in 2007, compared with just 5.5 months in 2006.

Data transmission services

Our data transmission services relate to a variety of customized high speed services we provide to our customers, including: (1) interconnectivity between local area networks at data transmission speeds of 34Mbps and 155Mbps, videoconferencing, video/image transmission and multimedia applications (ADSL); (2) lease of dedicated lines to other telecommunications service providers, ISPs and corporate customers, which include Industrial

Exploitation of Dedicated Lines (Exploração Industrial de Linhas Dedicadas), or EILD, and Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD; (3) large-scale stand-alone networks, or IP Solutions (dedicated, dial-up and broadband) to most of the leading ISPs in Brazil; and (4) others, such as internet services, Oi Velox provider services and equipment rental.

Revenues from our data transmission services increased by 14.6%, from R$2,513 million in 2006 to R$2,879 million in 2007 and represented 11.4% of our total gross revenues in 2007. This increase mainly resulted from a 44.5% increase in revenues from our IP services and by a 22.5% increase in revenues from our ADSL services, and it was partially offset by a 12.9% decrease in revenues from our SLD.

Asymmetric Digital Subscriber Line (ADSL). ADSL technology allows high-speed internet access, which we sell under the brand name Oi Velox. This is a strategic product, which allow us to offer bundled packages of services with financial benefits to our subscribers.

ADSL revenues increased by 22.5%, from R$915 million in 2006 to R$1,121 million in 2007, as a result of our continued focus on increasing Oi Velox’s penetration in the internet market. The number of Oi Velox subscriptions increased by 34.6%, from 1.1 million as of December 31, 2006 to 1.5 million as of December 31, 2007. As of December 31, 2007, Oi Velox’s customer base represented 10.7% of our total fixed-lines in service as compared to 7.8% as of December 31, 2006.

Transmission — EILD. These revenues consist of payments for leasing dedicated data-transmission lines to telecommunications services providers, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2007, transmission revenues remained stable when compared to 2006.

Dedicated Line Services — SLD. These revenues consist of payments for the rental of dedicated digital data transmission lines, which are used primarily by corporate clients. In 2007, these revenues decreased by 12.9%, from R$280 million in 2006 to R$244 million in 2007, mainly due to the drop of 9.9% in circuits volume.

Internet Protocol (IP) services. IP services consist of dedicated and dial-up internet access for ISPs, as well as Virtual Private Network services that enable companies to establish intranets and extranets. In 2007, revenues from IP services increased by 44.5% due to the “Pan-American games”, an event that took place in Rio de Janeiro in July and August 2007, which substantially increased demand for internet access and others services.

Switching packs and frame relay. In 2007, revenues from switching packs and frame relay services increased by 8.3%, from R$264 million in 2006 to R$286 million in 2007, due to our renegotiation of certain of our main contracts due to increase in demand for customized products and due to lower discounts allowed. The product “frame relay” is a solution that we provide that enables the creation of virtual private network, completely safe for integration of traffic data, voice and corporate image, using the technology of data transmission frame relay.

Other services. Revenues from other data transmission relate to internet services, Oi Velox provider services and equipment rental, among others. Revenues from these services increased by 22.0% mainly due to an increase of R$40 million in the subscription revenue from our ISP clients (Oi internet). This resulted from an increase in the market for ISPs, which experienced an increase in the number of ADSL clients in 2007, due to commercial advertisements and bundled products, as well as the growth of computer sales in Brazil.

Costs of services and products sold

Our total consolidated costs of services and products sold showed a slight decrease of 1%, from R$9,360 million in 2006 to R$9,262 million in 2007. Even though our personnel and interconnection costs increased significantly by 31.8% and 19.3%, respectively, in 2007, our costs associated with the sale of handsets and accessories decreased significantly by 54.7%, which reduction was consistent with our recently implemented strategy of selling SIM cards separately from handsets, which permitted us to reduce our costs with subsidies in our sale of handsets.

The following table sets forth the components of our consolidated costs of services, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total cost primarily as a result of intercompany eliminations and because immaterial components of some costs are included in “other costs.”

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)
Consolidated:
Interconnection	2,792	3,332	19.3
Depreciation	2,762	2,258	(18.2)
Network maintenance	1,378	1,363	(1.1)
Rental and insurance	599	673	12.4
Electricity	286	306	7.0
Materials	288	280	(2.8)
Cost of handsets and accessories	578	262	(54.7)
Personnel	192	253	31.8
Other costs of services	485	535	10.3
Total costs of services	9,360	9,262	(1.0)

Fixed-line telephone:
Interconnection	3,086	3,172	2.8
Depreciation	2,242	1,682	(25.0)
Network maintenance	1,220	1,282	5.1
Rental and insurance	478	504	5.4
Materials	276	256	(7.2)
Electricity	256	275	7.4
Personnel	182	234	28.6
Other costs of services	229	164	(28.4)
Total costs of services	7,969	7,569	(5.0)

Mobile telephone:
Cost of handsets and accessories	578	262	(54.7)
Interconnection	519	1,010	94.6
Depreciation	519	575	10.8
Rental and insurance	358	386	7.8
Network maintenance	157	96	(38.9)
Other costs of services	296	403	36.1
Total costs of services	2,427	2,732	12.6

Other segments and holding:
Rental and insurance	42	77	83.3
Depreciation	1	1	—
Other costs of services	13	47	261.5
Total costs of services	56	125	123.2

Intercompany eliminations:
Interconnection	(813)	(849)	4.4
Rental and insurance	(279)	(295)	5.7
Other costs of services	—	(20)	N/A
Total costs of services	(1,092)	(1,164)	6.6

Interconnection

Interconnection costs increased by 19.3% in 2007, from R$2,792 million in 2006 to R$3,332 million in 2007, primarily out of our mobile telephone business, due to the full year impact in 2007 of the “full billing” system, as explained more fully in the item related to revenues from “—Remuneration for the use of the mobile network—Use of mobile-to-mobile network.” Interconnection costs for our mobile telephone business increased by 94.6%, from R$519 million in 2006 to R$1,010 million in 2007. The full year impact in 2007 of the “full billing’ system impacted both interconnection revenues (see line item “—Remuneration for the use of the mobile network—Use of mobile-to-mobile network”) and interconnection costs.

Depreciation

Depreciation decreased by 18.2%, from R$2,762 million in 2006 to R$2,258 million in 2007, due to the increasing amount of fixed-line equipment fully depreciated, which resulted in a 25% decrease in depreciation in our fixed-line network. This effect was partially offset by a 10.8% increase, from R$519 million in 2006 to R$575 million in 2007, in our mobile network segment’s depreciation, which still invests more than its depreciation level. In 2007, Oi’s capital expenditures with its mobile network was R$568 million, which represents a 16.5% decrease as compared to the R$680 million invested in Oi’s mobile network in 2006.

Network maintenance

In 2007, these costs remained relatively stable on a consolidated basis.

Maintenance costs of our fixed-line network increased slightly by 5.1% primarily due to the growth of our Oi Velox’s client base services, which resulted in increased costs to set up Oi Velox in our customers’ homes, as well as maintenance costs relating to expanding our network. These costs were partially offset by a reduction in set up and maintenance costs obtained through our acquisition of SEREDE (a shell company) in June 2007, which resulted in a reduction in maintenance costs, but an increase in the number of our personnel and the costs relating to this increase.

Maintenance costs of our mobile network decreased by 38.9%, from R$157 million in 2006 to R$96 million in 2007, primarily due to our replacement of outsourced service providers by our own network management center, which reduced our maintenance costs, but increased the number of our personnel and related costs.

Rental and insurance

These costs primarily include circuit rental, mobile platform, energy posts, satellite, rights of way costs, dedicated lines of other service providers and sites for tower installation for the mobile segment. In 2007, consolidated rental and insurance costs increased by 12.4%, from R$599 million in 2006 to R$673 million in 2007, primarily due to the expansion of Oi Velox and internet network, which required higher costs related to EILD, tower rentals and circuit rentals from non-affiliated companies. Costs relating to insurance remained stable from R$21.38 million as of December 31, 2006 to R$21.43 million as of December 31, 2007.

This 12.4% increase in rental and insurance costs is reflected by the combined 5.4% increase, from R$478 million in 2006 to R$504 million in 2007, of our fixed-line network rental and insurance costs, and a 7.8% increase, from R$358 million in 2006 to R$386 million in 2007, of our mobile network rental and insurance costs.

TMAR and Oi have intercompany rental agreements, whereby TMAR provides EILD services to Oi, and Oi provides Wireless Local Loop technology services to TMAR. These costs are accounted for costs as intercompany eliminations.

Electricity

Electricity costs increased by 7.0%, from R$286 million in 2006 to R$306 million in 2007, mainly because of the 6.0% average rate increase imposed by our electricity providers in 2007, which was partially offset by 0.9% decrease of our electricity consumption in 2007 as compared to 2006. 89.9% of our total electricity costs were incurred by our fixed-line structure.

Materials

Materials costs refer primarily to materials used in network maintenance as fuel and lubricant; materials used to sale some of our products as modem of Oi Velox and pre-paid calling cards; expenses with, vehicle maintenance, among others.

In 2007, materials costs decreased by 2.8%, from R$288 million in 2006 to R$280 million in 2007, mainly due to the 7.2% reduction in the costs of materials and fuels used in our fixed-line network, which was partially offset by an 139.2% increase of materials related to modems for our Oi Velox service, mainly due to the increase of 34,6% in the Oi Velox client base. Our fixed-line structure represented 91.4% of our total materials costs in 2007.

Costs of handsets and accessories

Costs relating to the sale of handsets and accessories decreased from R$578.4 million in 2006 to R$262.1 million in 2007, or 54.7%, primarily as a result of the overall 58.2% drop in the sale of mobile handsets, from 1,846 thousand in 2006 to 1,074 thousand in 2007, which reflected our strategy of selling SIM cards without handsets mainly to the pre-paid segment to reduce our customer’s acquisition cost. The sale of SIM cards increase from 5,972 in 2006 to 7,999 in 2007.

In accordance with Brazilian GAAP, we defer the post-paid handset subsidy over a 12-month period, based on the fact that the agreement with the post-paid client requires the client to reimburse us R$300 in the event of cancellation or migration to the pre-paid system before the completion of the 12-month contractual period. Accordingly, we consider these subsidies as part of customer acquisition cost, and defer and amortize an amount equal to R$300 during the initial 12-month contract period. We do not defer the subsidy of pre-paid customers, as there is no early cancellation fee under these plans. Under U.S. GAAP, the post-paid subsidy may not be deferred and rather is recorded in full as cost of services when the handset is sold. See Note 3(e) to our consolidated financial statements.

Personnel

Personnel costs are allocated between costs of services rendered, selling expenses and general and administrative expenses.

Our personnel costs increased by 31.8% in 2007, from R$192 million to R$253 million, mainly due to: (i) the 30.3% increase in our the total number of personnel, from 7,623 as of December 31, 2006 to 9,936 as of December 31, 2007, as a result of our development of our own network management center activities and the incorporation of SEREDE; and (ii) a 2.5% average salary adjustment under the collective agreement for our employees that took effect at the end of 2006.

Other costs of services

Other costs of services consist mainly of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators (Fistel), which is payable for: (i) the number of client activation net of clients’ disconnections on a monthly basis; and (ii) on an annually basis, each switching stations and mobile terminals, charged based on prior year’s number of radio base stations and clients. In addition, since 2006, according to the fixed-line 2006 Concession Agreement, we are required to pay biannually a 2% concession fee over our gross revenues. For accounting purposes, this expense is recorded annually.

Our other costs of services increased by 10.3% from R$485 million in 2006 to R$535 million in 2007, primarily in view of the 23.9% increase in our payments of Fistel, from R$163 million in 2006 to R$202 million in 2007, mainly resulting from an increase in our client-base.

In accordance with Brazilian GAAP, the Fistel fee that we pay for activation of pre-paid and post-paid subscribers (R$26.83 per subscriber) is deferred and amortized over 24 months, which is our estimated average client retention period. During 2007, Oi deferred R$78 million of these fees as pre-paid expenses and amortized R$80 million. These fees totaled R$92 million and R$80 million in 2006 and 2007, respectively. Under U.S. GAAP, these costs are recorded at the time of the client activation. (See Note 3(e) to our consolidated financial statements).

Gross profit

Our gross profit increased from R$7,512 million in 2006 to R$8,323 million in 2007, or 10.8%, as a result of the combined 4.2% overall increase in our operating revenues and 1.1% overall decrease in our costs of services and products sold. As a percentage of net operating revenues, gross profit increased to 47.3% in 2007 from 44.5% in 2006.

Operating expenses - net

Our total operating expenses decreased by 5.3%, from R$4,411 million in 2006 to R$4,177 million in 2007, as a result primarily of decreases in certain of the components of our other operating (expenses) income, which combined accounted for a R$350 million decrease, or 57.3%.

Selling expenses

Our total selling expenses increased by 3.8%, from R$2,593 million in 2006 to R$2,691 million in 2007, mainly as a result of a 36.6% increase in our provision for doubtful accounts as a result of our implementation of more flexible credit policy for lower income users of fixed line segment, which was partially offset by a 20.0% decrease in third party services, sales commission and marketing costs.

The following table sets forth the components of our consolidated selling expenses, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total selling expenses primarily as a result of intercompany eliminations and because immaterial components of selling expense are included in “other expenses.”

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)
Consolidated Selling Expenses:
Sales commission	529	525	(0.8)
Provision for doubtful accounts	475	649	36.6
Call center	390	399	2.3
Postage and billing	357	356	(0.3)
Marketing	310	300	(3.2)
Third party services	260	208	(20.0)
Personnel	181	167	(7.7)
Other costs and expenses	91	87	(4.4)

Total selling expenses	2,593	2,691	3.8

Fixed-line telephone:
Sales commission	209	262	25.4
Provision for doubtful accounts	387	544	40.6
Postage and billing	322	318	(1.2)
Call center	270	285	5.6
Marketing	254	354	39.4
Personnel	147	137	(6.8)
Third party services	142	142	—
Other costs and expenses	59	42	(28.8)

Total selling expenses	1,790	2,084	16.4

Mobile telephone:
Sales commission	330	289	(12.4)
Third party services	121	105	(13.2)
Marketing	212	120	(43.4)
Call center	116	107	(7.8)
Provision for doubtful accounts	87	102	17.2
Personnel	34	30	(11.8)
Other costs and expenses	68	45	(33.8)

Total selling expenses	968	798	(17.6)

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)

Other segments and holding:
Sales commission	4	4	—
Call center	4	7	75.0
Marketing	9	3	(66.7)
Other costs and expenses	4	7	75.0

Total selling expenses	21	21	0

Intercompany eliminations:
Sales commission	(14)	(30)	114.3
Marketing	(165)	(177)	7.3
Other costs and expenses	(7)	(5)	(28.6)

Total selling expenses	(186)	(212)	14.0

Sales commission

We pay sales commissions to our personnel, sales agents and dealers, mainly upon retaining new corporate clients. In 2007, these expenses remained stable. In the fixed line segment, these costs increased by 25.4% due to an increase in sales of our “Oi Velox” services, which was offset a decrease of 12.3% in the mobile segment commission costs, mainly due to the 19.8% reduction in the number of new subscriber activations under our post-paid plans.

Provision for doubtful accounts

The consolidated provision for doubtful accounts increased by 36.6% in 2007. This increase reflected our implementation of more flexible “credit history” and “minimum income” policies for new clients in our fixed-line business. As a percentage of our gross profit, our provision for doubtful accounts increased from 6.3% in 2006 to 7.8% in 2007.

Marketing

Marketing expenses decreased slightly by 3.2% in 2007 primarily due to reduced spending on sponsorships and market research, despite the expense of our marketing campaigns to consolidate the “Oi” brand and our sponsorship of the “Pan-American games”, which took place in Rio de Janeiro, during June to August of 2007.

Third party services

These costs decreased primarily due to lower costs related to data processing services provided by non-affiliated companies, such as upgrade and development of software and hardware maintenance, and due to lower costs related to consultancy.

General and administrative expenses

Our general and administrative expenses increased by 1.6% in 2007, from R$1,207 million in 2006 to R$1,226 million in 2007, primarily in view of a 13% increase in our third party services, which was partially offset by a 11.9% decrease in depreciation and a 10.1% decrease of other expenses consisting primarily of rent, insurance, materials, fines and others. As a percentage of our gross profit, our general and administrative expenses decreased from 16.1% in 2006 to 14.7% in 2007.

The following table sets forth the components of our general and administrative expenses, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total general and administrative expenses primarily as a result of intercompany eliminations and because immaterial components of some general and administrative expenses are included in “other expenses.”

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)
Consolidated general and administrative expenses:
Third party services	384	434	13.0
Depreciation	202	178	(11.9)
Personnel	272	271	(0.4)
Consulting and legal counseling	220	227	3.2
Other expenses	129	116	(10.1)

Total general and administrative expenses	1,207	1,226	1.6

Fixed-line telephone:
Third party services	339	376	10.9
Depreciation	124	97	(21.8)
Personnel	188	182	(3.2)
Consulting and legal counseling	177	184	4.0
Other expenses	119	103	(13.4)

Total administrative expenses	947	942	(0.5)

Mobile Telephone:
Depreciation	74	77	4.1
Third party services	39	51	30.8
Personnel	67	78	16.4
Consulting and legal counseling	21	24	14.3
Other expenses	3	9	200.0

Total administrative expenses	204	239	17.2

Other segments and holding:
Personnel	17	11	(35.3)
Consulting and legal counseling	23	19	(17.4)
Depreciation	4	4	—
Third party services	5	8	60.0
Other expenses	7	3	(57.1)

Total administrative expenses	56	45	(19.6)

Third party services

Third party services consist of expenses related to data, materials, maintenance and building renovations, and other administrative services, such as security and receptionist, among others.

Third party services increased in 2007, mainly due to increased expenses associated with maintenance and building renovations in order for us to adapt to the new “Oi” brand, among others, including our buildings’ licenses and other governmental approvals for operations.

Depreciation

Depreciation decreased in 2007 due to the increasing amount of fixed-line equipment that we had fully depreciated, partially offset by an increase in the depreciation for equipment in our mobile segment, which is continuing to invest more in equipments as to support its growth and build our segment.

Personnel

Consolidated personnel costs remained stable in 2007. However, in both our fixed and mobile segments, we increased amounts paid to senior executives under retention contracts. In our fixed line segment, these expenses were offset mainly by the increase in staff lay-off for workers with less seniority, resulting in relatively lower termination agreements costs, added to lower meal allowances, health insurance and training costs, when compared to 2006.

Consulting and legal counseling

These costs refer primarily to legal fees and information technology counseling.

In 2007, expenses with consulting and legal counseling increased slightly, mainly in our mobile segment primarily due to the continued expansion of our mobile telephone network in Region I.

Other operating (expenses) income - net

The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)
Income
Rental of infrastructure	198	211	6.6
Equity method accounting	163	211	29.4
Late-payment charges	169	180	6.5
Recovered expenses	37	93	151.4
Technical and administrative services	43	45	4.7
Result on disposal of permanent assets, net	—	31	n/a
Bonuses and discounts	64	10	(84.4)
Amortization of negative goodwill — AIX	6	6	—
Others	32	57	78.1

Total	712	844	18.5
Expenses
Taxes	(383)	(391)	2.1
Provisions for contingencies	(620)	(309)	(50.2)
Employees’ profit sharing	(53)	(84)	58.5
Amortization of goodwill — Pegasus	(75)	(75)	—
Amortization of deferred charges	(66)	(67)	1.5
Price discounts granted	(37)	(43)	16.2
Impairment of assets held-for-use and for sale	(10)	—	(100.0)
Expenses with fines	(10)	(16)	60.0
Others	(69)	(119)	72.5
Total	(1,323)	(1,104)	(16.6)

Total operating (expenses) income, net	(611)	(260)	(57.4)

Income

Rental of infrastructure

Amounts recorded under rentals of infrastructure refer to rental income received from other mobile telephone providers to use certain of our buildings and infrastructure to install radio base stations. In 2007, these revenues increased by 6.6% primarily due to the continued expansion of other mobile telephone networks in Region I.

Equity method accounting

The amounts recorded as equity method accounting refer to amounts of subsidiaries which are recorded directly in the subsidiary’s shareholders’ equity. The increase of R$48 million was mainly due to an increase in the reserve for fiscal incentives of subsidiary TMAR, from R$169 million in 2006 to R$208 million in 2007.

Late-payment charges

Late-payment charges refer to revenues received from a 2% penalty fee that we charge our defaulted customers on the total debt. These revenues increased by 6.5% in 2007 due to a campaign to encourage defaulted customers to pay their outstanding past due debts at a discount, and due to an increased number of notices sent to defaulted customers through letters, call center follow-up and voice messaging.

Recovered expenses

Recovered expenses refer mainly to the recovery of excess ICMS, PIS and Cofins credits paid in previous years. Recovered expenses increased by 151.4%, from R$37 million in 2006 to R$93 million in 2007, mainly due to our centralization of sales and distribution of pre-paid calling cards in order to increase our ICMS tax credit.

Technical and administrative services

Technical and administrative services represent revenues obtained mainly by our fixed-line segment, related to data processing, co-billing and other services rendered primarily to other telecommunications service providers. In 2007, our revenues from technical and administrative services increased by 4.7% due to an increase in demand for these services.

Bonuses and discounts

These amounts refer to bonuses and discounts awarded to us by mobile handsets suppliers upon our meeting of contractual purchase volume levels. In 2007, the sales volume of mobile handsets reduced, due to our strategy of stimulating direct sales of handsets from suppliers to the stores that sell the handsets directly to the public, in connection with our strategy of selling SIM cards independently of handsets, which resulted in a 84.4% drop in revenues from bonuses and discounts.

Expenses

Taxes

These amounts primarily include Fust, Funttel, IPTU taxes and other taxes that remain after eliminating intragroup revenues. In 2007, these expenses increased by 2.1% primarily due to the 68.2% increase of expenses with IPTU taxes.

Provisions for contingencies

Provisions for contingencies decreased by 50.2%, from R$620 million in 2006 to R$309 million in 2007, mainly due to a reversion of provisions for labor contingencies, pursuant to our change in estimate of losses that is based on the payments that we have historically made for labor contingencies. See Note 26 to our consolidated financial statements.

Employees’ profit sharing

Employees’ profit sharing is recorded based on provision over estimates of meeting or exceeding the company’s profit targets.

Amortization of goodwill — Pegasus.

We acquired a 75.6% ownership stake in Pegasus in December 2002, paying a premium over book value of R$320 million, which goodwill we are amortizing on a straight-line basis over five years as from January 2003. Prior to this acquisition, we had already paid an additional R$62 million in goodwill premium in January 2001 for a 24.4% equity share in Pegasus. In 2007, the goodwill from the Pegasus acquisition was fully amortized.

Amortization of deferred charges

Under Brazilian GAAP, expenses incurred during the pre-operating phase of a business are deferred until the business is fully operational. The main amount of deferred charges refers to start-up expenses incurred by Oi (R$632 million), which we are amortizing on a straight-line basis over a 10-year period that began with the commencement of Oi’s commercial operations in July 2002.

Price discounts granted

These expenses consist of price discounts granted to retailers in respect of the products sold to them. Discounts are granted depending on the number of products sold. Expenses relating to price discounts granted to customers increased by 16.2%, from R$37 million in 2006 to R$43 million in 2007.

Impairment of assets held-for-use and for sale

These expenses in the amount of R$10 million consist primarily of a reversal of the provision for losses in 14 buildings that we sold by a price that was the average price between the lowest and the highest prices set forth in the appraisal report we obtained for a price valuation of the buildings. These expenses do not exceed the acquisition costs.

Expenses with fines

The increase by 60%, from R$10 million in 2006 to R$16 million in 2007, in expenses with fines is mainly due to an increase in customer complaints and losses resulting from fines imposed by ANATEL regulations, each in the amount of twice the value of the bill relating to the service that was charged but was considered not rendered.

Other

Other operating (expenses) income consists primarily of write-off of inventory due to obsolescence and reduced value, judicial process costs, reversal of provision for losses on fiscal incentives and others.

Financial Income (expenses) - net

The following table sets forth the components of our interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change
	2006	2007	2006 v. 2007
	(Millions of reais)
Interest income
Yield on marketable securities	362	443	22.4
Interest and monetary exchange on other assets	252	342	35.7
Financial discounts obtained	102	148	45.1
Other	17	27	58.8

	733	960	31.0
Interest expenses
Derivative results	(744)	(596)	(19.9)
Monetary and exchange variations on outstanding loans from third parties	344	440	27.9
Interest on outstanding loans	(410)	(394)	(3.9)
Monetary adjustment of provisions for contingencies	(350)	(81)	(76.9)
Interest on debentures	(322)	(257)	(20.2)
Withholding taxes on financial operations and Bank charges	(232)	(217)	(6.5)
Financial discounts allowed	(86)	-	(100.0)
Interest on refinanced taxes	(72)	(55)	(23.6)

	Year Ended December 31,		% Change 2006 v. 2007
	2006	2007
	(Millions of reais)
PIS, Cofins and IOF on financial income	(67)	(63)	(6.0)
Interest and monetary variation on other liabilities	(60)	(136)	126.7
Other	(23)	(25)	8.7

	(2,022)	(1,384)	(31.6)

Total	(1,289)	(424)	(67.1)

Interest income

Interest income increased by 31%, from R$733 million in 2006 to R$960 million in 2007, primarily due to a 34.5% rise in Oi´s average cash position, despite the 21.4% reduction in average interest rates, and due to a 154.3% increase of monetary adjustment of judicial deposits and 45.1% increase of financial discounts obtained. Interest and monetary exchange on other assets consists mainly of interest on overdue bills and monetary adjustment of judicial deposits. Financial discounts obtained consist mainly of discounts obtained as a result of advance payments to suppliers.

Interest expenses

In 2007, interest expenses decreased by 31.6%, from R$2,022 million in 2006 to R$1,384 million in 2007, primarily due to a 21.4% average reduction in interest rate and a lower level of indebtedness, mainly denominated in foreign currency. Monetary adjustment of provisions for contingencies are recorded as “interest expenses”. In 2007, there was a 76.9% reduction in monetary adjustment of provisions for contingencies due to the reversion of provision for labor contingencies, based on an updated measurement of labor contingency loss assessments. See Note 26 to our consolidated financial statements. “Other interests” refers mainly to financial discounts paid to retailers (in the form of interest reimbursement, not charged customers) on handsets sales.

Income tax and social contribution

The composite statutory income tax rates was 34% in both 2006 and 2007. In 2007, we recorded a tax provision in the amount of R$877 million.

The main variations that occurred in 2007 that we recorded are: (1) a tax benefit resulting from our payment of interest on our capital shareholding of R$249 million, which, unlike dividends, is tax-deductible; (2) a tax benefit of R$97 million for tax loss carryforwards; (3) a provision for permanent differences due to fine expenses, donations, bonus and sponsorships, considered deductable, as well as our losses with derivatives and equity method accounts of controlled companies with unsecured liabilities, in the amount of R$85 million; (4) a tax benefit of R$72 million for permanent differences due to equity method accounting.

Minority interests

We recorded minority interest in the amount of R$292 million and R$487 million in 2006 and 2007, respectively, which reflects the participation of our minority shareholders in our net income. The variations in these figures reflect fluctuations in our net income.

Year ended December 31, 2005 compared with year ended December 31 2006

Net Operating Revenues

Net operating revenues increased by 0.7% to R$16,872 million in 2006 from R$16,747 million in 2005. This growth in net revenues was primarily due to a decrease in our fixed-line services revenues, from R$17,836 million in 2005 to R$17,529 million in 2006, or 1.7%, which was partially offset by the 15.2% increase in our revenues of our mobile business and a 21.9% increase in our revenues of our data transmission services. The increase by 129.3% in our revenues relating to the remuneration for the use of our mobile network was compensated by the 30.9% decrease in our revenues relating to the remuneration for the use of our fixed-line network.

The following table sets forth the components of our consolidated operating revenues, as well as the percentage changes, for the years indicated.

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Fixed-line telephone services
Local services	12,140	11,899	(2.0)
Monthly subscription fees	6,645	6,661	0.2
Metered services	2,691	2,477	(8.0)
VC1 (Fixed-line to mobile calls)	2,662	2,650	(0.5)
Other revenues	142	111	(21.8)

Long-distance services	3,795	3,703	(2.4)
Intrastate	1,886	1,749	(7.3)
Interregional	653	670	2.6
Interstate	598	502	(16.1)
VC2 and VC3	577	703	21.8
International	81	79	(2.5)

Other fixed-line services	1,901	1,927	1.4

Pre-paid calling cards (for public telephones)	1,111	1,117	0.5
Additional services	550	576	4.7
Advanced voice	240	234	(2.5)

Total fixed-line services	17,836	17,529	(1.7)
Remuneration for the use of the fixed-line network	1,035	715	(30.9)
Use of fixed-line to fixed-line network	790	549	(30.5)
Use of mobile to fixed-line network	245	166	(32.2)

Mobile telephone services	2,488	2,865	15.2
Originating calls	957	1,403	46.6
Sale of mobile handsets and accessories	767	319	(58.4)
Monthly subscription fees	461	746	61.8
National and international roaming	121	120	(0.8)
Additional services	182	277	52.2

Remuneration for the use of the mobile network	266	610	129.3
Use of fixed-line to mobile network	192	224	16.7
Use of mobile-to-mobile network	74	386	421.6

Data transmission services	2,061	2,513	21.9

ADSL	670	915	36.6
Transmission — EILD	401	521	29.9
Dedicated Line Services — SLD	283	280	(1.1)
IP services	262	229	(12.6)
Switching packs and frame relay	249	264	6.0
Other services	196	304	55.1

Total gross operating revenues	23,686	24,232	2.3
Value added and other indirect taxes	(6,614)	(6,694)	1.2
Discounts and returns	(325)	(666)	104.9

Net operating revenues	16,747	16,872	0.7

Local services

Total revenues from local services decreased by 2.0% to R$11,899 million in 2006 from R$12,140 million in 2005. This decrease was primarily due to an 8.0% decrease of our revenues from metered services, as a result of the migration of originating calls from our fixed-line business to our mobile business and the migration of dial-up internet access, which is charged by pulses, to ADSL access, which is charged by a monthly fee.

Monthly subscription fees. Monthly subscription fees remained stable. The growth of customer adhesion to Alternative Plans increased the monthly subscription fee revenue, which was partially offset by a 0.5% rate reduction in July 2006 and a 3.1% decrease in fixed-lines in service.

Metered services. In 2006, pulse-based revenues decreased 8.0%, primarily due to the decrease in volume cause by the migration of originating calls from fixed-line segment to mobile segment, as well as the migration of dial-up internet access to ADSL access. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access. The number of ADSL clients increased as a consequence of our investment in this product, which accounted for 7.8% of our fixed-lines in service. In addition, the growth of adhesion to Alternative Plans caused a decrease in revenue from the metered services and an increase in revenue from the monthly subscription fees line (see previous line-item discussion).

VC1 services. A substantial part (88%) of our fixed-line to mobile traffic consists of VC1 calls. In 2006, revenues from VC1 calls remained stable primarily due to the fact that there was no rate readjustment for 2006.

Other revenues. Revenues from other local services consist primarily of charges for special services such as collect calls, installation fees, fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.

Long-distance services

Total revenues from long-distance services decreased by 2.4%, from R$3,795 million in 2005 to R$3,703 million in 2006, primarily due to a 16.1% decrease in revenues from interstate fixed-line to fixed-line calls and a 7.3% decrease in revenues from intrastate fixed-line to fixed-line calls as a result of the combined effect of a 2.9% tariff decrease, which were partially offset by a 21.8% increase in revenues from VC2 and VC3 (fixed-line to mobile) services revenues resulting from traffic and tariff increases.

Intrastate. Revenues from intrastate fixed-line to fixed-line calls decreased by 7.3%, from R$1,886 million in 2005 to R$1,749 million in 2006, mainly due to the combined effect of a 2.9% tariff decrease and a decrease in traffic.

Interregional. Revenues from interregional fixed-line to fixed-line calls increased by 2.6%, from R$653 million in 2005 to R$670 million in 2006, mainly due to an increase in traffic, which was partially offset by the 2.9% tariff decrease.

Interstate. Revenues from interstate fixed-line to fixed-line calls decreased by 16.1%, from R$598 million in 2005 to R$502 million in 2006, mainly due to the combined effect of the 2.9% tariff decrease and a decrease in traffic.

VC2 and VC3 services. Revenues from VC2 and VC3 increased by 21.8%, from R$577 million in 2005 to R$703 million in 2006, mainly due to the combined effect of an increase in traffic and an 8.0% tariff adjustment.

Other fixed-line services

Revenues from other fixed-line services, which include pre-paid calling cards for public telephones, additional services and advanced voice services remained stable in 2006 as compared to 2005.

Remuneration for use of the fixed-line network

ANATEL has determined that the limitation in the termination rates for 2006 was 50% of the rate charged to customers for the calls they make that terminate on our network. This limitation resulted in a 27% decrease in the rates we were allowed to charge other telecommunications operators for the use of our network.

Remuneration for the use of our fixed-line network decreased by 30.9%, from R$1,035 million in 2005 to R$715 million in 2006, primarily due to the 27% decrease in interconnection rate.

Mobile telephone services (Oi)

As of December 31, 2005 and December 31, 2006, we had 10.3 million and 13.1 million users, respectively, representing a 27.2% increase. Of the 13.1 million users, approximately 82% are users of pre-paid plans and 18% of post-paid plans, which is the same breakdown of users as in 2005. The monthly average revenue per user was R$20.04 in 2006 compared to R$20.69 in 2005.

Our total revenues from mobile telephone services increased by 15.2%, from R$2,488 million in 2005 to R$2,865 million in 2006, and represented 11.8% of our gross operating revenues in 2006. This increase results from a combined increase in revenues from originating calls (46.6%), monthly subscription fees (61.8%) and additional services (52.2%), which was partially offset by a 58.4% decrease in revenues from sales of handsets and accessories.

Originating calls. Revenues of originating calls increased primarily due to the increase in the average number of users.

Sale of mobile handsets and accessories. The revenues from the sale of handsets and accessories totaled R$319 million in 2006, of which R$89 million was generated from sales of prepaid handsets and R$165 million was generated from sales of postpaid handsets. The additional R$65 million in revenue is related to sales of SIM cards. In 2006, we sold 296 thousand prepaid handsets and 1,550 thousand postpaid handsets. Subsidies for prepaid and postpaid handsets were 84.9% and 87.8% of the respective sale prices. The revenue attributable to mobile handsets and accessories sales decreased 58.5%, due to our new strategy to reduce acquisition costs (through subsidy, commission and logistics) in the pre-paid segment, focusing mainly on SIM card sales. The average price we charged in 2006 for a prepaid handset was R$294.95 compared to R$158.29 in 2005 and for a postpaid handset, R$72.57 compared to R$79.11 in 2005.

Monthly subscription fees. Monthly subscription fee revenues increased by 61.8%, from R$461 million in 2005 to R$746 million in 2006, primarily due to adjustments of the average rate of the standard post-paid plans by 6% (for all plans) and 15% (only for old plans) in April and September 2006, respectively, and due to the growth in the average number of users, with an average subscription fee of R$44.36 in 2006 and R$36.34 in 2005.

National and international roaming. These revenues remained stable in 2006. In 2006, R$69 million of our roaming revenues were attributable to international GSM mobile operators, with which we have roaming agreements. The remaining R$51 million were obtained from roaming charges from our clients using mobile services outside of our authorized Region I.

Additional services. Revenues from additional services increased primarily due to the annual rate increase. Revenues from pre-paid SMS amounted to R$182 million, representing 65.9% of additional services revenue. The remaining amount relates to GPRS and Wireless Application Protocol (WAP).

Remuneration for the use of the mobile network

Remuneration for the use of our mobile network increased by 129.3%, from R$266 million in 2005 to R$610 million in 2006, primarily due to a 421.6% increase in the revenues from the use of our mobile-to-mobile network resulting from the implementation of the full billing system in July, 2006. Revenues from the use of our fixed-line to mobile networks increased from R$192 million in 2005 to R$224 million in 2006, or 16.7%, excluding R$732 million that was received from TMAR and was eliminated upon consolidation. These revenues increased in 2006 as a result of the growth in the average number of users.

Data transmission services

(ADSL). ADSL revenues increased by 36.6%, from R$670 million in 2005 to R$915 million in 2006, as a result of our continued focus on increasing Oi Velox’s penetration in the internet market. The number of Velox subscriptions increased by 37.5%, from 0.8 million as of December 31, 2005 to 1.1 million as of December 31, 2006. In 2006, we expanded our coverage and penetration into new client markets, stimulated by an increase in computer sales and by offering bundled solutions. As of December 31, 2006, Velox’s customer base represented 7.8% of our total fixed-lines in service as compared to 5.4% as of December 31, 2005.

Transmission — EILD. Transmission revenues increased by 29.9%, from R$401 million to R$ 521 million, mainly due to an increase in the average prices towards the end of 2005 and due to an increase in the average number of leased lines.

Dedicated Line Services — SLD. These revenues remained stable in 2006 when compared to 2005 figures.

Internet Protocol services. Revenues from IP services decreased by 12.6%, from R$262 million in 2005 to R$229 million in 2006, primarily as a result of a decrease in dial-up service rate in January 2006.

Switching packs and frame relay. In 2006, revenues from switching packs and frame relay services increased by 6.0%, from R$249 million in 2005 to R$264 million in 2006, due to an increase in monthly subscriptions of frame-relay services.

Other services. Revenues from other data transmission services increased by 55.1%, from R$196 million in 2005 to R$304 million in 2006, mainly due to an increase in equipment rentals and an increase in the subscription revenue from our ISP clients (Oi internet), which was launched in 2005 and reached 2.4 million clients as of December 31, 2006, supported by the growth of computer sales in Brazil. In addition, there was an increase in the revenue received pursuant to agreements with ISPs, as such ISPs experienced an increase in the number of their ADSL clients in 2006.

Costs of services and products sold

Our total consolidated costs of services and products sold showed a decrease of 6.4%, from R$8,796 million in 2005 to R$9,360 million in 2006. Even though our interconnection and network maintenance costs increased significantly by 16.6% and 31.7%, respectively, in 2006, our costs associated with the sale of handsets and accessories decreased significantly by 30.8%, which reduction was consistent with our recently implemented strategy of selling SIM cards separately from handsets, which permitted us to reduce our costs with subsidies in our sale of handsets.

The following table sets forth the components of our consolidated costs of services, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total cost primarily as a result of intercompany eliminations and because immaterial components of some costs are included in “other costs.”

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Consolidated:
Depreciation	2,930	2,762	(5.7)
Interconnection	2,394	2,792	16.6
Network maintenance	1,046	1,378	31.7
Cost of handsets and accessories	835	578	(30.8)
Rental and insurance	519	599	15.4
Materials	309	288	(6.8)
Electricity	249	286	14.9
Personnel	202	192	(5.0)
Other costs of services	312	485	55.4

Total costs of services	8,796	9,360	6.4

Fixed-line telephone:
Interconnection	3,024	3,086	2.1
Depreciation	2,484	2,242	(9.7)
Network maintenance	919	1,220	32.8
Rental and insurance	499	478	(4.2)

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Materials	307	276	(10.1)
Electricity	229	256	11.8
Personnel	189	182	(3.7)
Other costs of services	120	229	90.8

Total costs of services	7,771	7,969	2.5

Mobile telephone:
Cost of handsets and accessories	835	578	(30.8)
Depreciation	419	519	23.9
Rental and insurance	191	358	87.4
Network maintenance	117	157	34.2
Interconnection	87	519	496.6
Other costs of services	239	296	23.8

Total costs of services	1,888	2,427	28.5

Other segments and holding:
Rental and insurance	124	42	(66.1)
Depreciation	26	1	(96.3)
Other costs of services	18	13	(23.5)
Total costs of services	168	56	(65.9)
Intercompany eliminations:
Interconnection	(717)	(813)	13.4
Rental and insurance	(295)	(279)	(5.4)
Other costs of services	(19)	—	(100.0)

Total costs of services	(1,031)	(1,092)	5.9

Depreciation

Depreciation decreased by 5.7%, from R$2,930 million in 2005 to R$2,762 million in 2006, due to the increasing amount of fixed-line equipment fully depreciated. This effect was partially offset by an 23.9% increase, from R$419 million in 2005 to R$519 million in 2006, in our mobile network segment’s depreciation, which still invests more than its depreciation level. In 2006, Oi’s capital expenditures with its mobile network was R$680 million.

Interconnection

Interconnection costs increased by 16.6% in 2006, from R$2,394 million in 2005 to R$2,792 million in 2006, primarily out of our mobile telephone business, due to the partial year impact in 2007 of the “full billing” system, as explained more fully in the item related to revenues from “—Year ended December 31, 2006 compared to year ended December 31, 2007—Remuneration for the use of the mobile network—Use of mobile-to-mobile network” in the 2007/2006 results of operations analysis. Interconnection costs for our mobile telephone business increased by 496.6%, from R$87 million in 2005 to R$519 million in 2006. The impact in 2006 of the “full billing” system impacted both interconnection revenues and interconnection costs.

Network maintenance

Our network maintenance costs increased by 31.7%, from R$1,046 million in 2005 to R$1,378 million in 2006, primarily as a result of combined increases in of maintenance costs for our fixed-line and our mobile networks. Our fixed-line costs of network maintenance increased by 32.8% mainly due to the renegotiations of our contracts with third party service providers and the growth of our Oi Velox’s client base. Our mobile costs of network maintenance increased by 34.2% mainly due to the growth of our client-base.

Costs of handsets and accessories

The volume of handsets sold in 2005 totaled 4,233 thousand of which 2,699 thousand were prepaid and 1,534 thousand were postpaid. In 2006, this volume decreased to 1,846 thousand, of which 296 thousand were prepaid and 1,550 thousand were postpaid. The volume of handsets sold decreased due to our new strategy to reduce acquisition costs in the pre-paid segment, focusing mainly on SIM card sales.

In 2005, the average costs of prepaid and postpaid handsets sold were R$216 and R$221, respectively, with a total cost of R$835 million. In 2006 these average costs were R$216 and R$300 for prepaid and postpaid handsets sold, respectively, with a total cost of R$578 million.

According to Brazilian GAAP, we defer the postpaid handset subsidy over a 12-month period, because the client agreement provides for reimbursement of R$300 in the event of cancellation or migration to the prepaid system before the completion of the contractual period. Accordingly, we consider the subsidies part of the customer acquisition cost, and defers and amortizes them up to the limit of R$300 during the minimum 12-month contractual period. We do not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans, guaranteeing the payback of customer acquisition costs. Under U.S. GAAP, the postpaid subsidy is not deferred, being recorded as cost of services when the handset is sold. See Note 3(e) to our consolidated financial statements.

Rental and insurance

These costs primarily include circuit rental, mobile platform, energy posts, satellite, right of way, dedicated lines of other service providers, and sites for tower installation for the mobile segment. In 2006, consolidated rental and insurance costs increased primarily in the mobile segment, mainly due to adjustments in the right-of-way contract related to EILD costs, tower rental with non-associated companies and infra-structure operating rental.

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

Electricity

Electricity costs increased by 14.9%, from R$249 million in 2005 to R$286 million in 2006, mainly because of the average rate increases of 21.0% and 10.4% applied by our electricity providers in late 2005 and 2006, respectively.

Personnel

Personnel costs decreased in 2006, mainly due to headcount reductions. We had a total of 8,055 and 7,098 employees in 2005 and 2006, respectively.

Other costs of services

In 2006, other costs of services increased both in the mobile segment, due to an increase in the Fistel fee as a result of the expansion Oi’s client base and network and in the fixed-line segment due to the concession fee discussed above.

According to Brazilian GAAP, the Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is our estimated average retention period. During 2006, we deferred R$73 million of these fees on the balance sheet as prepaid expenses and amortized R$92 million. Costs of these fees totaled R$80 million and R$92 million in 2005 and 2006, respectively. For U.S. GAAP purposes, these costs are recorded in the moment of the activation. (See Note 3(e) to our consolidated financial statements).

In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, TNL paid R$94 million and R$142 million in 2005 and 2006, respectively. TMAR paid R$23 million and R$21 million on Fistel maintenance fees in 2005 and 2006, respectively.

Gross profit

Our gross profit decreased from R$7,951 million in 2005 to R$7,512 million in 2006, or 5.5%, as a result of the combined 6.4% overall increase in our costs of services and products sold and a mere slight increase of 0.7% in our operating revenues. As a percentage of net operating revenues, our gross profit decreased to 44.5% in 2006 from 47.5% in 2005.

Operating expenses - net

Our total operating expenses decreased by 2.4%, from R$4,521 million in 2005 to R$4,411 million in 2006, as a result primarily of decreases in certain of the components of our other operating (expenses) income, which combined accounted for a R$146 million decrease, or 19.3%, which was partially offset by an 11.3% increase, or R$123 million, in our general and administrative expenses.

Selling expenses

Our total selling expenses decreased by 3.2%, from R$2,680 million in 2005 to R$2,593 million in 2006, mainly as a result of the decreases in our expenses with sales commissions, provisions for doubtful accounts and postage and billing.

The following table sets forth the components of our consolidated selling expenses, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total selling expenses primarily as a result of intercompany eliminations and because immaterial components of selling expense are included in “other expenses.”

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Consolidated selling expenses:
Sales commission	578	529	(8.5)
Provision for doubtful accounts	506	475	(6.1)
Call center	388	390	0.5
Postage and billing	372	357	(4.0)
Marketing	292	310	6.2
Third party services	252	260	3.2
Personnel	177	181	2.3
Other costs and expenses	115	91	(20.9)

Total selling expenses	2,680	2,593	(3.2)

Fixed-line telephone:
Sales commission	485	209	(56.9)
Provision for doubtful accounts	461	387	(16.1)
Postage and billing	348	322	(7.5)
Call center	300	270	(10.0)
Marketing	171	254	48.5
Personnel	143	147	2.8
Third party services	142	142	—
Other costs and expenses	79	59	(25.3)

Total selling expenses	2,128	1,790	(15.9)

Mobile Telephone:
Sales commission	249	330	32.5
Third party services	129	121	(6.2)
Marketing	118	212	79.7

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Call center	82	116	41.5
Provision for doubtful accounts	41	87	112.2
Personnel	34	34	0.0
Other costs and expenses	59	68	15.3

Total selling expenses	712	968	36.0

Other segments and holding:
Sales commission	150	4	(97.3)
Other costs and expenses	22	17	(22.7)

Total selling expenses	172	21	(87.8)

Intercompany eliminations:
Sales commission	(306)	(14)	(95.4)
Other costs and expenses	(26)	(172)	561.5

Total selling expenses	(332)	(186)	(44.0)

Sales commission

In 2006, these expenses decreased because of the decrease in the termination rate, over which the commission for the traffic generated by the ISP is paid. This effect was partially offset by the increase of sales commissions in the mobile segment, due to the growth in volume of the subscriber’s activation.

Provision for doubtful accounts

The consolidated provision for doubtful accounts decreased in 2006, representing 2.1% and 2.0% of 2005 and 2006 gross operating revenues, respectively. We continued to take a number of actions in order to improve collection processes, in particular for corporate and wholesale clients.

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

General and administrative expenses

Our general and administrative expenses increased by 11.3%, from R$1,084 million in 2005 to R$1,207 million in 2006, primarily in view of a 31.7% increase in our consulting and legal counseling relating to the implementation of our brand Oi to our corporate restructuring, and a 26.5% increase in expenses with personnel resulting from modifications made to our organizational structure, which was partially offset by a 11.4% decrease in depreciation. As a percentage of our gross profit, our general and administrative expenses increased from 13.6% in 2005 to 16.1% in 2006.

The following table sets forth the components of our general and administrative expenses, as well as the percentage change compared to the prior year. The sum of the components of each line item does not correspond to the consolidated total general and administrative expenses primarily as a result of intercompany eliminations and because immaterial components of some general and administrative expenses are included in “other expenses.”

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Consolidated general and administrative:
Third party services	359	384	7.0
Depreciation	228	202	(11.4)
Personnel	215	272	26.5
Consulting and legal counseling	167	220	31.7
Other expenses	115	129	12.2

Total general and administrative expenses	1,084	1,207	11.3

Fixed-line telephone:
Third party services	301	339	12.6
Depreciation	161	124	(23.0)
Personnel	145	188	29.7
Consulting and legal counseling	137	177	29.2
Other expenses	108	119	10.2

Total administrative expenses	852	947	11.2

Mobile Telephone:
Depreciation	59	74	25.4
Third party services	53	39	(26.4)
Personnel	52	67	28.8
Consulting and legal counseling	19	21	10.5
Other expenses	4	3	(25.0)

Total administrative expenses	187	204	9.1

Other segments and holding:
Personnel	18	17	(5.6)
Consulting and legal counseling	11	23	109.1
Depreciation	8	4	(50.0)
Third party services	6	5	(16.7)
Other expenses	2	7	250.0

Total administrative expenses	45	56	24.4

Third party services

Expenses with third party services increased by 7.0%, from R$359 million in 2005 to R$384 million in 2006, mainly due to increased expenses associated with buildings maintenance resulting from improvements made to certain facilities, including increased expenses for third party security services due to agreement renegotiations and increased monitoring and increased expenses with water, sewer and gas.

Depreciation

Depreciation decreased by 11.4%, from R$228 million in 2005 to R$202 million in 2006, due to the increasing amount of fixed-line equipment fully depreciated, partially offset by an increase in the mobile segment’s depreciation, which still invests more than its depreciation level, since it is a growing segment.

Personnel

Personnel costs increased in 2006 due to certain modifications made to posts and salaries in the last quarter of 2005.

Consulting and legal counseling

In 2006, these expenses increased, mainly because of the increase in consulting services related to our strategy of launching the unique brand Oi to cover its entire portfolio of products and legal counseling expenses related to the corporate restructuring.

Other operating (expenses) income - net

The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Income
Rental of infrastructure	163	198	21.5
Late-payment charges	174	169	(2.9)
Equity method accounting	66	163	147.0
Bonuses and discounts	31	64	106.5
Technical and administrative services	42	43	2.4
Recovered expenses	98	37	(62.2)
Amortization of negative goodwill — AIX	6	6	—
Others	6	32	433.3

Total	586	712	21.5
Expenses
Provisions for contingencies	(574)	(620)	8.0
Taxes	(345)	(383)	11.0
Amortization of goodwill — Pegasus	(76)	(75)	(1.3)
Amortization of deferred charges	(67)	(66)	(1.5)
Employees’ profit sharing	(51)	(53)	3.9
Impairment of assets held-for-use and for sale	(40)	(10)	(75.0)
Expenses with fines	(36)	(10)	(72.2)
Others	(154)	(106)	(31.2)

Total	(1,343)	(1,323)	(1.5)

Total operating (expenses) income, net	(757)	(611)	(19.3)

Income

Rental of infrastructure

In 2006, these revenues increased by 21.5% primarily due to the expansion of other mobile telephone network in Region I.

Late-payment charges

These revenues decreased by 2.9% in 2006 due to a campaign to encourage defaulted customers to pay their outstanding past due debts at a discount, and due to an increased number of notices sent to defaulted customers through letters, call center follow-up and voice messaging. This effect was partially offset by an increase in the revenues from late-payment charges due to the growth of our client base.

Equity method accounting

The increase of R$97 million was mainly due to an increase in the reserve for fiscal incentives of subsidiary TMAR, from R$68 million in 2005 to R$169 million in 2006, partially compensated by an amount of R$5 million related to the adjustment in equity for ICMS agreement 69.

Bonuses and discounts

These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes.

Technical and administrative services

In 2006, revenues from technical and administrative services remained stable.

Recovered expenses

Recovered expenses decreased in 2006 by 62.2%, from R$98 million in 2005 to R$37 million in 2006, mainly due to the events that occurred in 2005 relating to Embratel and due to a reduction on credits paid in excess. In 2005, certain taxes relating to contested billings were recovered under an agreement with Embratel and taxes were recovered under the settlement of the proceeding related to the applicable taxes on IP rental services.

Expenses

Provisions for contingencies

Provisions for contingencies increased by 8.0%, from R$574 million in 2005 to R$620 million in 2006, mainly due to an increase of R$271 million in tax and R$92 million in civil contingencies. See Note 26 to our consolidated financial statements.

Taxes

In 2006, these expenses increased by 11%, from R$345 million in 2005 to R$383 million in 2006, primarily due to Fust and Funttel. Upon consolidation, taxes (Municipal Tax on Services (Imposto Sobre Serviços de Qualquer Natureza, or ISS), PIS and Cofins) relating to intragroup revenues are classified under this account.

Amortization of goodwill — Pegasus

TMAR acquired a 75.6% share of Pegasus in December 2002, paying a goodwill premium over book value of R$320 million, which is being amortized on a straight-line basis over five years beginning in January 2003. Prior to this acquisition, TMAR had already paid R$62 million of goodwill in January 2001 for a 24.4% share.

Amortization of deferred charges

Under Brazilian GAAP, expenses incurred during the pre-operating phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$632 million), which are being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.

Impairment of assets held-for-use and for sale

These costs consist primarily of a provision for losses on assets to be sold.

Expenses with fines

These expenses decreased by 72.2%, from R$36 million in 2005 to R$10 million in 2006, as a result of the R$23 million fine we paid to the internet provider “Internet grátis – IG” to meet certain contractual rescission clauses.

Other

Our other expenses decreased by 31.2% from R$154 million in 2005 to R$106 million in 2006, mainly due to the fact that we recorded a reversion of R$12 million resulting from our disposal of permanent assets.

Financial income (expenses) - net

The following table sets forth the components of our interest income and interest expenses, as well as the percentage change compared to the prior year:

	Year Ended December 31,		% Change 2005 v. 2006
	2005	2006
	(Millions of reais)
Interest income
Yield on marketable securities	543	362	(33.3)
Interest and monetary exchange on other assets	205	252	22.9
Financial discounts obtained	152	102	(32.9)
Other	8	17	112.5

	908	733	(19.3)
Interest expenses
Derivative results	(1,594)	(744)	(53.3)
Monetary and exchange variations on outstanding loans from third parties	836	344	(58.9)
Interest on outstanding loans	(537)	(410)	(23.6)
Monetary adjustment of provisions for contingencies	(260)	(350)	34.6
Interest on debentures	(229)	(322)	40.6
Withholding taxes on financial operations and Bank charges	(326)	(232)	(28.8)
Financial discounts allowed	(97)	(86)	(11.3)
Interest on refinanced taxes	(93)	(72)	(22.6)
PIS, Cofins and IOF on financial income	(111)	(67)	(39.6)
Interest and monetary variation on other liabilities	(93)	(60)	(35.5)
Other	(20)	(23)	(15.0)

	(2,524)	(2,022)	(19.9)

Total	(1,616)	(1,289)	(20.2)

Interest income

Interest income decreased in 2006, primarily due to a decrease in yield on marketable securities considering the decrease in interest rates. Interest and monetary exchange on other assets consists basically of interest on overdue bills and monetary adjustment of judicial deposits. Financial discounts obtained consist basically of discounts obtained due to advance payments to suppliers.

Interest expenses

In 2006, interest expenses decreased primarily due to a reduction in interest rate and lower level of debt. Contingencies are adjusted to actual amounts to be paid in the event of loss and/or settlement, rather than estimates and recorded as “interest expense”. “Other interests” refers mainly to financial discounts paid to retailers (in the form of interest reimbursement, not charged customers) on handsets sales.

Income tax and social contribution

The composite statutory income tax rate was 34% in both 2005 and 2006. In 2006, we recorded a tax provision in the amount of R$210 million.

The main variations that occurred in 2006 that we recorded are: (1) a tax benefit resulting from our payment of interest on our capital shareholding of R$143 million, which, unlike dividends, is tax-deductible; (2) a tax benefit of R$216 million for tax loss carryforwards; (3) a provision for permanent differences in the amount of R$50 million; and (4) a tax benefit of R$56 million for permanent differences due to equity method accounting.

Minority interests

We recorded minority interest in the amount of R$329 million and R$292 million in 2005 and 2006, respectively, which reflects the participation of our minority shareholders in our net income. The variations in these figures reflect fluctuations in our net income.

Liquidity and capital resources

Overview

Our investment in our fixed-line, broadband and mobile infrastructure has increased at a consistent rate in recent years. Our capital expenditures for 2005, 2006 and 2007 were R$2.4 billion, R$2.3 billion and R$2.4 billion, respectively. We have funded these investments through cash flows from operations and long-term debt (including vendor financing, when available).

Historically, our business has generated relatively consistent cash flows from operations, and we expect to be able to continue to generate such operational cash flows for the future. However, we do have a significant amount of debt, amounting to R$7.4 billion in long-term liabilities outstanding at December 31, 2007, and we intend to continue to incur debt to fund its capital expenditures in the future.

Cash flow

Sources of funds

We rely almost exclusively on dividends and interest on shareholders equity from TMAR to meet our cash needs, including the payment of dividends to shareholders. We control the payment of dividends and interest on shareholders equity by TMAR. Payment of dividends is subject to the calculation of the minimum compulsory dividend (see Note 28 to our financial statements for more details). Payment of interest on shareholders equity is tax deductible under Brazilian corporate law, subject to certain limitations.

Our primary source of operating funds is cash flow generated from the continuing operations of TMAR, net of taxes. Cash flows provided by operating activities were R$5,916 million in 2005, R$5,591 million in 2006 and R$5,959 million in 2007. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Uses of funds

Funds derived from operating cash flows are primarily used for capital expenditures, debt reduction and payments of dividends and interest on shareholders’ equity to our shareholders.

As noted above, expenditures on property, plant and equipment totaled R$2.4 billion, R$2.3 billion and R$2.4 billion for the years ended December 31, 2005, 2006 and 2007, respectively. We intend to make approximately R$4.0 billion in capital investments in the course of 2008, of which approximately 51% will be used by TMAR primarily for the implementation, expansion and adapting of the fixed-line telecommunication network to offer voice, data and broadband products, in compliance with regulatory obligations. Approximately 49% by Oi, mainly for the expansion of the mobile network, with the implementation of 2G and 3G networks in São Paulo and in Region I.

In 2007, we disbursed nearly R$2.7 billion in repayments of principal and interest on our debt (including debentures), and we expect that we will require approximately R$2.0 billion to pay our short-term indebtedness in 2008.

We paid dividends and interest on shareholders equity in the amount of R$1,321 million, R$945 million and R$406 million in 2005, 2006 and 2007, respectively. At our Annual Shareholders’ Meeting on April 12, 2007, our shareholders approved the distribution of R$330 million dividends and interest on shareholders equity in respect of fiscal year 2006, the payment of which R$300 million was in the form of interest on shareholders equity distributed on April 30, 2007.

Derivatives

We employ financial risk management strategies using cross-currency interest rate swaps. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to its foreign-currency exposure in connection with financing. We do not enter into derivatives transactions for any other purposes.

The principal foreign exchange risk we face arises from a significant part of our indebtedness and capital expenditures in foreign currency, while our revenues are earned almost entirely in reais. As a result of this mismatch, increasing revenues may not compensate for increases in our financing expenses or capital expenditures arising from currency fluctuations. At December 31, 2007, R$4,142 million (R$4,837 million at December 31, 2006), representing 44.1% (50.5% at December 31, 2006) of our total indebtedness (including debentures and the effect of swap operations) was denominated in foreign currency (U.S. dollars, Japanese Yen and a basket of currencies determined by the Bank for Economic and Social Development, or BNDES). Primarily as a result of the recent devaluation of the U.S. dollar in 2007, the results of outstanding swap agreements showed losses of R$1,316 million and R$1,460 million for the years 2007 and 2006, respectively.

Indebtedness and financing strategies

Excluding the effects of our hedge agreements, we had R$8,074 million of total indebtedness at December 31, 2007, compared to R$8,110 million at December 31, 2006.

Our indebtedness, net of the current cash flow, decreased 44.7% to R$2,700 million at December 31, 2007 compared to R$4,883 million at December 31, 2006, primarily as a result of a cash flow after investments totaling R$3,330 million.

At December 31, 2007, our total debt, including debentures, totaled R$9,390 million, including the effect of losses from swap operations in the amount of R$1,316 million.

At December 31, 2007, approximately 35% of our financed debt, excluding the effect of our swap agreements, was denominated in foreign currency, compared to 42% at December 31, 2006. Including the effect of the swap operations, only 8.4% of our financed debt was exposed to foreign currency fluctuations.

In 2007, the real-denominated debt totaled R$5,248 million (including debentures), at an average interest rate of 10.8% per annum, representing 91.7% of the average Selic rate for the year. Our foreign currency denominated debt totaled R$2,826 million, at an average interest rate of 6.3% per annum for loans denominated in U.S. dollars, 1.5% per annum for loans denominated in Japanese Yen, and 11.0% for loans represented by the foreign currency basket of BNDES. In December 2007, 77% of our financing yielded interest at floating rates, including the swap operations, pursuant to which the payment of floating interest rates were set at different fixed rates.

Our financing strategy consists of extending the average term of our indebtedness, including the amortization of our short-term debt through long-term loans and issuance of long-term notes to increase the liquidity levels and improve the strategic, financial and operating flexibility. Our financing strategy for the next years includes the maintenance of adequate liquidity and of a debt profile that is compatible with the expected generation of cash flow. In addition, we believe that capital expenditures will not adversely affect our indebtedness levels or our approach on capital allocation.

Although we do not have reason to believe that it will occur, if we cease to have access to financing in the future, we will have to reduce our investments to match the available cash flow resulting from operations, which may significantly affect our results in the next years.

Short-term indebtedness

It is not part of our policy to incur short-term indebtedness. We believe that our strong generation of cash flow is sufficient to cover for our net current capital requirements. The balance of our short-term indebtedness includes amortization of principal and interest for the next 12 months.

The current portion of the long-term debt, excluding debt with related parties, decreased from R$1,999.0 million at December 31, 2006 to R$1,960.1 million at December 31, 2007. Short-term debt substantially increased primarily due to the maturity of the short-term portion of the Resolution No. 2,770 loan with Unibanco, in the amount of R$283 million in December 2008.

Long-term indebtedness

The table below sets forth our principal long-term debt instruments, at December 31, 2007:

Instrument	Outstanding principal and interest at December 31, 2007(1)	Final maturity
BNDES Facilities	2,585,253 thousand	January 15, 2015
ABN AMRO Bank N.V. loans	116,519 thousand	August 16, 2009
ABN AMRO Bank S.A. loans	118,531 thousand	December 9, 2010
Citibank Tokyo loans	661,437, thousand	September 18, 2017
JBIC loans	258,856 thousand	January 17, 2011
Debentures	2,160,000 thousand	March 5, 2013
Senior Fixed-Rate Notes(1)	265,695 thousand	December 18, 2013

(1)	excluding the current portion of these long-term debts.

Loans entered into with the BNDES had our pledged receivables and the personal aval by TNL. The other loans were not secured. Our loans generally have the following covenants: (i) the obligation to maintain a debt/EBITDA ratio of at least 4.5, and (ii) a EBITDA/financial debt of at least 1.75.

The BNDES Facilities

Through the renegotiation of bridge loans in December 1999 with the BNDES, on December 15, 2000, we, through the 12 Concessionnaires that were later merged for the incorporation of TMAR, entered into facilities with BNDES to finance the development of their fixed-line networks that were necessary for them to meet ANATEL requirements in terms of quality of services rendered and to meet the implementation of the GPUS. These facilities consisted of two loan agreements with the BNDES, one that would be disbursed by the BNDES itself, known as the Loan Agreement No. 00.2.632.3.1, and another one to be disbursed through a syndication of banks, composed of Banco Itaú, Banco do Brasil, Banco Bradesco S.A., Unibanco – União de Bancos Brasileiros S.A., Banco Alfa de Investimentos S.A., Banco Citibank S.A., Banco Safra S.A., Banco Votorantim S.A., Banco Sudameris do Brasil S.A., Banco Santander Brasil S.A., (“Syndicated Banks”). These BNDES facilities provided for a credit line of up to R$2.7 billion, of which 30% was disbursed directly from the BNDES and 70% through the Syndicated Banks. BNDES disbursed 30% of the loan directly to the Concessionnaires and 70% indirectly through the agents. TNL was the guarantor in the loan agreement.

These BNDES facilities were divided into an A Loan and a B Loan. The A Loan was in the principal amount of R$600 million, bearing interest at the rate corresponding to an average of a number of different interest rate indexes that comprise the BNDES basket plus 3.85% per annum. The B Loan was in the principal amount of R$2.1 billion, bearing interest at the rate of TJLP plus 3.85% per annum. The principal amount under these loans were payable in 72 monthly installments, commencing on February 12, 2002 and ending on January 15, 2008. Interest is payable every quarter in the months of January, April, July and October from January 15, 2001 to January 15, 2002, and monthly from February 15, 2002 to January 15, 2008. These loans were repaid and terminated on January 15, 2008.

These BNDES facilities provided for certain financial covenants, which we were unable to fully comply initially. In February 2005 we renegotiated the facilities and obtained more favorable covenants with which we fully complied with as of the repayment of the facilities on January 15, 2008.

On December 17, 2003, TMAR entered into credit facility No. 03.2.608.3.1, or New Facility Agreement, with the BNDES, TNL as guarantor, in the total amount of R$520 million, to fund the investment plan covering the period from 2002 to 2004, for the expansion of its telecommunication plant (voice, data and video) and make operational improvements to meet the GPUS and the GPQG, established by ANATEL.

The New Facility Agreement is divided into two loans, both maturing by the end of January 2011. The A loan, in principal amount of R$104 million, and the B loan, in the principal amount of R$416 million, bear interest at the currency basket of the BNDES and at the TJLP, respectively, plus 4.5% per annum.

In December 2003, R$202.0 million were disbursed to TMAR. In May, June and October 2004, R$100.2 million, R$119.8 million and R$107.7 million were disbursed to TMAR, respectively. Interest was payable quarterly until April 2005, and then every month from then on. Principal is payable monthly, beginning in May 2005 and until in January 2011.

On September 21, 2004, Oi entered into the loan agreement No. 04.2.589.3.1 with the BNDES, TNL and TMAR as intervening parties, or Oi Loan Agreement, in the amount of R$663.0 million, to fund the implementation of the operating structure of the GSM mobile telecommunication services in the Southeastern, Northeastern and Northern regions. TNL, as guarantor, was the joint and principal payer of all obligations resulting from the Oi Loan Agreement.

Principal is payable by Oi in 78 monthly installments, beginning on May 15, 2006 until October 15, 2012. Interest is payable quarterly at 4.5% per annum over the TJLP, beginning on October 15, 2004 until April 15, 2006, and monthly from May 15, 2006 onwards, together with the principal until the loan is fully repaid.

On December 29, 2005, TMAR took over the debt and all the covenants resulting from the Oi Loan Agreement with the BNDES. This assumption of debt had the consent of the lender. None of the payment terms of principal and interest was amended.

On July 20, 2005, TMAR entered into the PGMU Loan Agreement, or PGMU Loan Agreement, with the BNDES, TNL as joint guarantor, in the amount of R$217.9 million, R$82.5 million were disbursed to fund part of the GPUS.

The PGMU Loan Agreement is divided into three loans. The A Loan, in the principal amount of R$175.2 million, bears interest at the TJLP plus 3.50% per annum. The B Loan, in the principal amount of R$40.3 million, bears interest at the TJLP plus 4.50% per annum. The C loan, in the principal amount of R$2.5 million, bears interest at the TJLP plus 0% per annum. Principal is payable by TMAR in 84 monthly installments, beginning on September 15, 2006 until August 15, 2013. Interest is payable every quarter from August 15, 2005 to August 15, 2006, and monthly from September 15, 2006, together with the principal, until the loan is fully repaid.

On December 13, 2005, TMAR entered into a new loan agreement with the BNDES, TNL as intervening party, in the total amount of R$23,931 million, to fund the implementation of the system and respective training in order to comply with the 2006 Concession Agreement – Local, in effect as of 2006, pursuant to which the concessionaire has to provide the subscriber the full breakdown of the invoice. The full amount of this loan agreement was disbursed to TMAR on December 23, 2005. Principal bears interest at the TJLP plus 4.50% per annum. Principal is payable by TMAR in 78 monthly installments, beginning on July 15, 2007 until December 15, 2013. Interest is payable every quarter from December 15, 2005 to June 15, 2007, and every month as of July 15, 2007, together with the principal, until the loan is fully repaid.

On November 22, 2006, TMAR entered into the Credit Facility No. 06.2.0974.1 with the BNDES, TNL as intervening party. This loan is divided into two: the A Loan, in the amount of R$1,771 million and the B Loan, in the amount of R$200 million. In November 2006, TMAR received disbursements of R$810 million and in September 2007, R$700 million in connection with this credit facility.

The A and B Loans were made to fund the expansion and technological updating of the fixed telecommunication network of TMAR, scheduled for the period between 2006 and 2008. The A Loan is particularly aimed at the acquisition of domestic equipment and associated services, whilst the B Loan is aimed at the acquisition of telecommunications equipment that meet our Basic Productive Process, or BPP.

The A Loan bears interest at 4.50% per annum over the TJLP, and the B Loan bears interest at 2.50% per annum over the TJLP. Interest is payable every quarter until June 2009, and the every six months from July 2009 to June 2014. Principal is payable every month beginning in July 2009.

On July 13, 2007, Oi entered into a loan agreement with the BNDES in the amount of R$466,760 thousand to fund the expansion and technological updating of the mobile telecommunications network of Oi, as scheduled for the period between 2006 and 2008. In July 2007 and October 2007, Oi received disbursements of R$290 million and R$150 million, respectively. Principal bears interest at 4.5% per annum over the TJLP. Interest is payable every quarter until January 2010, and every month from February 2010 to January 2015. Principal is payable every month beginning in February 2010.

ABN AMRO Bank N.V. loans

On August 10, 2001, Oi entered into a credit facility agreement with Oi’s principal suppliers (Nokia, Siemens and Alcatel) and with ABN AMRO Bank N.V. as administrative agent and lead arranger, together with many other international banks. TNL was the joint guarantor. The loan was made to fund investments and working capital needed to launch its mobile telecommunication services operation, in the amount of up to U.S.$1.4 billion. In December 2002, U.S.$300 million from this credit facility were replaced by a loan agreement entered into with Export Credit Agencies. This credit facility is unsecured, has an amortization term of eight years, from August 2004 to November 2012, and at a floating interest rate of LIBOR plus 0.50% to 5.51% per annum. On November 17, 2003, this credit facility was transferred from Oi to TMAR. In November 2007, this credit facility was renegotiated, releasing TNL’s guarantee and decreasing spread to LIBOR plus 0.25% to 0.76% per annum. See “Item 4. Information on the Company—Our history and development—Sale of Oi to TMAR.”

Citibank Tokyo loans

In September 2007, Telemar obtained a syndicated loan of R$ 662 (U.S.$ 360), to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and the Sumitomo Mitsui Banking Corporation, JBIC is the guarantor. The Mizuho Corporate Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and the Dutch ING Bank N.V. also participated in the consortium.

JBIC loans

On August 6, 2001, TNL entered into a loan agreement with Japan Bank for International Cooperation, or JBIC, in the Yen-equivalent amount of U.S.$300 million, to finance the expansion of the telecommunication network of TMAR. The full amount of the loan was disbursed on the date of the execution of the loan agreement. Principal due by TNL is payable every half, beginning on July 15, 2002 until January 15, 2010. Interest on the principal is payable every half at a fixed rate 1.65% per annum, together with the principal.

On December 30, 2002, TNL entered into a loan agreement with JBIC, in the Yen-equivalent amount of U.S.$250 million, to invest on the universal service targets expected for December 31, 2003, the improvement of service quality, other business opportunities, and IT.

The disbursement was made in two tranches, on January 23 and February 4, 2003. Principal is payable by TNL in 16 installments due on January 15 and July 15 of every year, the last payment occurring on January 17, 2011. Interest on the principal is payable every half at the Japanese Libor plus 1.25% per annum, together with the principal.

Principal is payable by TMAR in 17 installments, due on March 18 and September 18 of every year after a grace period of 2 years, the last payment occurring on September 18, 2017. Interest on the principal is payable every half at the Japanese Libor plus 0.48% per annum, together with the principal.

The JBIC loans are not secured.

8.00% Senior Fixed Rate Notes

On December 18, 2003, TNL obtained R$878 million with the issuance of U.S.$300 million in Senior Notes in the international market. The Senior Notes bear interest of 8% per annum, payable in 18 months and insured against political risk, with an amortization clause that allows redemption at a pre-determined price as of 2008. Senior Notes will mature in August 2013. In October 2004, TNL completed the exchange offer of Senior Notes issued in 2003 for new registered Senior Notes under the same terms of the Senior Notes issued in 2003, except for the fact that the new Senior Notes do not have any transfer restrictions. On December 1, 2005, TNL completed the purchase offer, pursuant to which TNL accepted to buy U.S.$150 million in notes in order to reduce its average financing cost. The Senior Notes are unguaranteed.

Debentures

The general shareholders’ meeting of TMAR, held on March 7, 2006, approved the issuance of 216,000 non-convertible debentures by TMAR, in two series, at R$10,000.00 each, totaling R$2,160 million. The debentures were issued on March 1, 2006 and placed on March 27, 2006. The maturity of the first series will occur in 5 years and of the second series in 7 years from the date of the issue. The first series bears interest of 103% of the CDI per annum and the second series bears interest at the CDI plus spread of 0.55% per annum. Interest is payable every half, beginning on September 1, 2006. This issuance has been approved by the board of directors of TMAR on March 15, 2006. On March 22, 2006, TMAR registered the issuance of debentures at the CVM. These debentures are unguaranteed.

Off-balance sheet arrangements

We do not currently have any off-balance sheet arrangements.

Contractual commitments

The following table shows our known contractual obligations as of December 31, 2007 that affected our liquidity:

	Payments Due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Millions of reais)
Loans and financing(1)	7,143	1,960	2,449	1,405	1,329
Debentures(1)	2,247	76	–	1,620	551
Rights of use	334	37	63	62	172
Capital lease obligations	79	54	24	1	–
Operating lease	998	998	–	1	–

Total obligations	10,793	3,117	2,536	3,088	2,052

(1)	Including interest.
(2)	Refers to lease agreements of ducts and agreements for the right of passage in highways.

To calculate the expected future interest payments we used the following assumptions:

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
U.S. Dollar	1.8475	2.0372	2.21	2.39	2.48	2.58	2.67	2.76	2.85	2.94
CDI	12.30%	12%	11.50%	10.50%	9.50%	9.00%	9.00%	9.00%	9.00%	9.00%
TJLP	6.25%	6%	5.75%	5.5%	5.25%	5%	5%	5%	5%	5%

U.S. GAAP reconciliation

We have presented our consolidated financial statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 36 to our consolidated financial statements. In 2005, U.S. GAAP income was R$889 million, compared to Brazilian GAAP income of R$1,114 million. In 2006, U.S. GAAP income was R$1,201 million, compared to Brazilian GAAP income of R$1,310 million. In 2007, U.S. GAAP income was R$3,026 million, compared to Brazilian GAAP income of R$2,358 million.

Shareholders’ equity under U.S. GAAP was R$7,938 million on December 31, 2005, compared to R$7,979 million under Brazilian GAAP. As of December 31, 2006, shareholders’ equity under U.S. GAAP was R$8,208 million, compared to R$8,959 million under Brazilian GAAP. As of December 31, 2007, shareholders’ equity under U.S. GAAP was R$10,674 million, compared to R$10,665 million under Brazilian GAAP.

The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are deferred income tax, pension and other post-retirement benefit plans, deferred charges, dividends not yet declared, fair value of derivatives, reversal of goodwill, subsidies on mobile postpaid handsets and stock option plans. For a detailed explanation of the differences between Brazilian GAAP and U.S. GAAP, see Note 36 to our consolidated financial statements.

One of the main effects is the adjustment of the deferred income tax recorded by our subsidiary Oi, required by FAS No. 109. For U.S. GAAP reconciliation purposes, we have recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss from income tax and temporary differences of our subsidiary Oi. Due to the fact that Oi recorded relevant taxable income in the past two years, the adjustment of the deferred income tax was reverted in 2007.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

TNL is managed by a board of directors, or Conselho de Administração, and a board of executive officers, or Diretoria. According to TNL’s bylaws, members of the board of directors are appointed by TNL’s shareholders and executive officers are appointed by the board of directors.

Board of directors

Pursuant to TNL’s current bylaws, the board of directors must be composed of up to 11 members. On May 2, 2008, TNL’s management published a call notice for a shareholders’ meeting of TNL to occur on May 20, 2008 and to vote on the following matters: (1) change in the number of members of TNL’s board of directors from up to 11 members to up to 13 members; and (2) to elect new members to the board of directors and fiscal council of TNL.

The board of directors is currently composed of seven regular members and seven alternates, each serving for a term to end on the date in which the 2010 annual shareholders’ meeting is held. The board of directors holds monthly meetings and holds special meetings when called by the chairman or by two members of the board of directors.

The appointments are made consistent with the requirements provided by Brazilian corporate law, which are described below:

•

holders of our preferred shares without voting rights or with restricted voting rights, representing at least 10% of our total corporate capital may appoint one member to the board of directors and such member’s alternate; and

•

holders of our common shares representing at least 15% of our total common shares with voting rights may appoint one member to the board of directors and such member’s alternate, as set forth by CVM Ruling No. 165, of December 11, 1991, as amended by CVM Ruling No. 282, of June 26, 1998.

In case either of the conditions stated above are not met, the holders of our common shares and the holders of our preferred shares may combine their holdings for purposes of appointing a member to the board of directors and such member’s alternate, as set forth by paragraph 5 of article 141 of the Brazilian Corporate Law.

In any event, those rights may only be exercised by those shareholders that prove that they have been our shareholders during the three months immediately before the occurrence of the ordinary shareholders’ meeting, as set forth by paragraph 6 of article 141 of the Brazilian Corporate Law.

The following are the current members of the board of directors of TNL and their respective positions.

Name	Election date	Position	Age
José Mauro Mettrau Carneiro da Cunha	April 11, 2007	Chairman	58
José Augusto da Gama Figueira	April 11, 2007	Alternate	60
Álvaro Avelino Carvalho dos Santos	April 25, 2007	Member	54
Carlos Francisco Jereissati	May 30, 2007	Alternate	61
Pedro Jereissati	April 25, 2008	Member	29
Vacant position	—	Alternate	—
Otavio Marques de Azevedo	April 11, 2007	Member	56
Celso Fernandez Quintella	April 11, 2007	Alternate	63
Caio Marcelo de Medeiros Melo	April 25, 2008	Member	35
Vacant position	—	Alternate	—
Alan Adolfo Fischler	April 11, 2007	Member	50
Eduardo Klingelhoefer de Sá	April 11, 2007	Alternate	49
Luiz Eduardo Falco Pires Corrêa	April 11, 2007	Member	47
José Luis Magalhães Salazar	April 11, 2007	Alternate	40

The following are brief biographies of the members of the board of directors of TNL:

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha served as member of TNL’s board of directors from December 1999 to July 2002, returning its board of directors on April 11, 2007 as chairman. Mr. José Mauro was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. Mr. Cunha assumed several executive positions at BNDES, and was a member of the board of executive officers of such bank from 1991 to 2002. From February 2003 to October 2005, he was the vice-president of strategic planning of Braskem S.A. He was a member of the board of directors of many companies and institutions, such as LIGHT Serviços de Eletricidade S/A (from December 1997 to July 2000), Aracruz Celulose (from June 1997 to July 2002), Telemar (from December 1999 to July 2002), FUNTTEL (from December 2000 to January 2002), FUNCEX (from June 1997 to January 2002) and Politeno Indústria e Comércio S/A (official member from April 10, 2003, and alternate member effective April 5, 2005). Mr. Cunha has a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis — RJ, and a master degree in industrial and transportation projects from COPPE/UFRJ. He attended the Executive Program in Management at Anderson School/University of California, Los Angeles.

Álvaro Avelino Carvalho dos Santos. Mr. dos Santos was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. Mr. dos Santos began his career at Citibank Brasil, where he worked for 25 years — from 1972 to 1997. He held several positions at Citibank, including senior vice-president in New York, where he was responsible for Investment Bank in Latin America and Emerging Markets. In 1999, Mr. dos Santos joined the Safra Group as international vice-president. He has served as vice-president of finance and member of the Executive Management Committee of our companies, as an alternate member of our board of directors and member of the board of directors of TMAR and Oi from 2001 to 2003. Since 2003, he has worked as portfolio manager for investment funds and as professional board member. He holds a bachelor’s degree in accounting and business management from Faculdades Osvaldo Cruz — SP, in 1978 and 1980, respectively, and a specialization degree in marketing and finance from FGV — SP, in 1981.

Pedro Jereissati. Mr. Pedro Jereissati was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He currently is an officer at La Fonte Telecom S/A. Mr. Pedro Jereissati joined the La Fonte Group in 1995 at their real estate department, including the management of shopping centers and commercial buildings. By the end of 1998, with the acquisition of our Company, he was transferred to work on our operating company. He is currently also a member of the board of directors of Pegasus Telecom. Mr. Pedro Jereissati holds a degree in business administration and an MBA from Kellogg School of Management of Northwestern University.

Otavio Marques de Azevedo. Mr. Azevedo has been a member of TNL’s board of directors since October 29, 2003. Mr. Azevedo was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of ANATEL’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom, one of the major shareholders of TmarPart. He is the president of Grupo Andrade Gutierrez and of Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in electric engineering from Pontifícia Universidade Católica de Minas Gerais, in 1974.

Caio Marcelo de Medeiros Melo. Mr. Melo was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He is the head of the Monitoring Department and Portfolio Management (Capital Markets Area) of BNDES, where he has worked since November 2006. At BNDES since 1998, he has also served as manager of the variable income area, manager of the fixed income area, and head of the sewage and transportation departments. He was a member of the investment committee of Santander Private Equity and fiscal council member of Tupy S/A from 2000 to 2001, board member of Aços Villares from 2003 to 2006, and board member of Tecnólogos S/A from 2005 to 2006. Mr. Melo holds a bachelor’s degree in economics form Universidade de Brasília, and is pursuing a masters degree in economics from FGV, in 1998.

Alan Adolfo Fischler. Mr. Fischler was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He has worked at BNDES since 1982 where he began his career as a system analyst. He was responsible for the TI area of BNDES and BNDES Participações S.A. Mr. Fischler has worked in the telecommunication industry since 1998 and he is currently the head of the Telecommunication Department at BNDES. He holds a bachelor’s degree in Engineering of Systems from PUC-RJ and an MBA from COPPEAD.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco was elected chief executive officer of TNL in October 2002, after being elected CEO of Oi in October 2001. Mr. Falco was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He has previously worked for TAM S.A., where he assumed several positions, such as production manager, technology officer and marketing and sales vice-president. Mr. Falco has bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica, or ITA, and has participated in permanent education courses in marketing and finance from FGV.

José Augusto da Gama Figueira. Mr. Figueira was an alternate on TNL’s board of directors from April 30, 2003 to March 1, 2004. He was again elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He has also been as a member of the board of directors of TMAR since May 22, 2002, president of Instituto Telemar since August 2001, and as one of the officers of TmarPart since June 1999. He was an executive officer of Pegasus, a company of the Andrade Gutierrez group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., or Telest, Telecomunicação do Piauí S.A., ou Telepisa, and Telecomunicação do Amazonas S.A., or Teleamazon, from April to December 1999. He holds a bachelor’s degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in business administration from FGV (1996-1997).

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati has been a member of TNL’s board of directors since August 1998 and he was the Chairman of the board of directors of TNL from August 1998 to August 2000 and again from November 2002 to October 2003, and from November 2005 to April 2007. Mr. Jereissati was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. Since 1970, Mr. Jereissati is the chief executive officer of the Jereissati Group, which includes several companies, such as Iguatemi Empresa de Shopping Centers S.A. and La Fonte Telecom S.A. He was a member of the board of directors of the BOVESPA, vice chairman of the board of directors of Companhia Vidracaria Santa Marina (Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Malls (Abrasce), and member of the Consultant Council of the São Paulo State Union of Real Estate Companies, or Secovi. He holds a bachelor’s degree in economics from Mackenzie University of São Paulo, in 1968.

Celso Fernandez Quintella. Mr. Quintella has been an alternate member of TNL’s board of directors since August 1999. Mr. Quintella was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. Mr. Quintella is a member of the board of executive officers of Construtora Andrade Gutierrez S.A. since 1991 and of Telemar since August 1999. Member of the board of directors of Companhia Eletromecânica Celma from 1991 to 1996. Member of the board of directors of Flexibrás Tubos Flexíveis Ltda, from 1986 to 1989, and president of Flexibrás Tubos Flexíveis Ltda from 1989 to 1991. Member of the board of directors of Brastech Services Técnicos de Petróleo S.A. from 1976 to 1989 and president of Brastech Services Técnicos de Petróleo S.A. from 1989 to 1991. Mr. Quintella has a bachelor’s degree in mechanical engineering from Escola de Engenharia da UFRJ in 1966 and OPM-86 (Owner/President Management program) from Harvard Business School, in 1986.

Eduardo Klingelhoefer de Sá. Mr. de SÁ was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He worked nine years with financing projects for the industrial area and ten years structuring venture capital and private equity projects at the asset management Area of BNDES (formerly BNDESPAR). He structured 17 private equity and venture capital funds and is a member of the investment committee of several funds. He holds a bachelor’s degree in mechanical engineering, from the Rio de Janeiro Federal University (Universidade Federal do Rio de Janeiro), or UFRJ, in 1983, and an MBA from University of Warwick, England, in 1993/1994.

José Luis Magalhães Salazar. Mr. Salazar was elected TNL’s chief financial officer on March 29, 2006. Mr. Salazar has been working at TNL since February 1999 and holds an officer position since 2003. He was also appointed as Oi’s CFO in 2001. Mr. Salazar was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He also worked as treasurer of Globo Comunicações e Participações S.A, ou Globopar, financial manager at Brahma (currently AmBev) and as a financial analyst at Aracruz Celulose. Mr. Salazar holds a bachelor’s degree in economics from Faculdade Candido Mendes, in 1992. Mr. Salazar was indicated by our controlling shareholder, TmarPart.

Executive officers

TNL’s bylaws provide that its executive officers (Diretoria) shall consist of one President (CEO), one General Superintendent Officer, and up to four other officers. The executive officers are to be elected by the board of directors for a term of three years and may be removed from office at any time. The current executive officers were reappointed for a three-year term at TNL’s board of directors’ meeting held on April 12, 2007 and will serve until the first board of directors’ meeting following the ordinary shareholders’ meeting in 2010.

The following are the executive officers of TNL and their respective positions.

Name	Date of appointment	Position	Age
Luiz Eduardo Falco Pires Corrêa	April 12, 2007	President (CEO)	47
José Luis Magalhães Salazar	April 12, 2007	Chief Financial Officer, Investor Relations Officer	40
Paulo Altmayer Gonçalves	April 12, 2007	Officer	58
Júlio Cesar Pinto	April 12, 2007	Officer	56

Luiz Eduardo Falco Pires Corrêa. For his biographical information see “—Board of directors.”

José Luis Magalhães Salazar. For his biographical information see “—Board of directors.”

Paulo Altmayer Gonçalves. Mr. Gonçalves has been an executive officer of TNL since June 2006. Mr. Gonçalves started his professional career as computer programmer in the Data Processing Center of the Universidade Federal do Rio Grande do Sul. He was professor of Programming Techniques in that university and worked for companies such as Crefisul S.A., Companhia de Processamento de Dados do Estado do Rio Grande do Sul, or Procergs, Hewlett Packard HP and Digitel S/A Indústria Eletrônica. In São Paulo, in 1994, he participated in the start-up of Trunking Digital and Pagers companies linked to Mcom, Kathrein Mobilcom Brasil Ltda. and Mcomcast S.A. He returned to Porto Alegre in 1998 for the launching of the Band B cell phone operator, Telet SA (Claro), where he served as Sales and Marketing Officer. He returned to São Paulo in September 2000 as member of the board of executive officers of TMAR, with the challenge of leading the group, whose purpose was to acquire the Band D cell phone license in Region I. In Rio de Janeiro, in March 2001, after obtaining the Band D license, Mr. Gonçalves started to build the operation of the GSM cell phone service with over 4,000 stations, 1,200 sale points, coverage in 16 states, etc. The operation to launch the first GSM cell phone service in Brazil (beginning of 2002). Currently, he is the Technology Superintendent Officer in charge of the Engineering, Operations, IT and Administrative Services of Oi/Telemar. He holds a bachelor’s degree in electronic engineering from Universidade Federal do Rio Grande do Sul (UFRGS), in 1973.

Júlio Cesar Pinto. Mr. Pinto has been an executive officer of TNL since October 2002. He has also been responsible for TNL’s internal audit since that same date. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose, Xerox do Brasil S.A., and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from Faculdade Moraes Júnior, in 1976, and attended several other courses in the United States, including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

Fiscal council and board of auditors

As required by the rules governing the privatization of the Telebrás system, our bylaws establish that we shall have a permanent fiscal council (Conselho Fiscal). Under Brazilian corporate law, the fiscal council is a corporate body, independent of our board of directors and board of executive officers. The fiscal council’s primary responsibility has been to: (1) monitor the activities of our management, (2) review our financial statements, (3) report its findings regarding the financial statements to our shareholders, and (4) report to our management, or to our shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents.

Brazilian corporate law establishes that the fiscal council may not contain members that are: (1) on our board of directors or board of executive officers or the board of directors or board of executive officers of companies we control or that are under common control; (2) We or our affiliates employ; or (3) spouses or relatives of members of our board of directors or board of executive officers, up to and including the third degree of relationship.

Our fiscal council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of our shareholders at their annual shareholders’ meeting. As of the date of this filing, our fiscal council is comprised of five effective members and respective alternates. Under Brazilian corporate law, holders of our preferred shares have the right to elect separately one member of the fiscal council. Also, under Brazilian corporate law, our minority shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council.

In addition, Brazilian corporate law requires that fiscal council members receive remuneration which is at least 10% of the average amount paid to each officer. The fiscal council meets once every three months, on a regular basis, and whenever necessary if we are undergoing extraordinary circumstances.

The SEC has adopted a new rule that prohibits the NYSE from listing, or continuing to list, any security of any issuer, that does not have an audit committee which meets a number of requirements, such as independence from management, and performs various duties, such as the retention and oversight of the independent registered public accounting firm and the processing of complaints regarding internal accounting controls and general auditing matters.

Pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent members if it has a council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting the formation of such a council. In our case, this council would be the fiscal council. We have relied on this exemption and assigned the required audit committee responsibilities to the fiscal council, to the extent permissible under Brazilian law. Pursuant to this exemption, we do not believe that reliance on this exemption materially adversely affects the ability of our fiscal council to act independently, and our fiscal council has so far been able to exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. Nevertheless, a fiscal council established under Brazilian corporate law has not typically been considered equivalent or comparable to a U.S. audit committee as provided for under the Sarbanes-Oxley Act.

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

•

be responsible for the oversight of our independent auditor’s work (our fiscal council’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Auditores Independentes. These services may include audit services, audit-related services and other services, as described above. In such an event, the fiscal council sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services.).

Because Brazilian corporate law (1) does not permit the board of directors to delegate the responsibility for the oversight, appointment, retention and compensation of the independent registered public accounting firm, and (2) does not provide the board of directors or the fiscal council with the authority to resolve disagreements between management and the independent registered public accounting firm regarding financial reporting, our fiscal council cannot and will not perform these functions. Therefore, our fiscal council may only perform an advisory role in making recommendations to the board of directors with respect to the oversight, appointment, retention and compensation of the independent registered public accounting firm. Similarly, our fiscal council may only perform an advisory role to our board of directors and board of executive officers regarding the resolution of disagreements between management and the independent registered public accounting firm.

As a foreign private issuer, we have decided to modify our fiscal council to comply with the SEC exemption requirements for a fiscal council to the extent permissible under Brazilian law. Hence, in order to comply with the new NYSE listing standards and to the extent not inconsistent with Brazilian corporate law, our board of directors has agreed to afford certain additional responsibilities to the fiscal council, which are not among those of the board of directors’ inalienable duties and responsibilities pursuant to Brazilian corporate law. To implement these new responsibilities, certain amendments were made to the fiscal council’s internal charter. Also, we created a self-evaluation guide to the members of the fiscal council, a policy of pre-approval to non-audit services provided by PricewaterhouseCoopers and a “report and advise channel” so that public in general (including employees) could present to the fiscal council through our website, in anonymity or not, denouncements of irregularity in facts, terms or procedures related to company accountability, internal control or audit issues.

The following are fiscal council members of TNL elected at our annual shareholders’ meeting held on April 04, 2008:

Name:	Position:	First year of appointment
Pedro Wagner Pereira Coelho	Member	1999
Ricardo Scalzo	Alternate	2005
Allan Kardec de Melo Ferreira	Member	2002
Denis Kleber Gomide Leite	Alternate	2002
Sérgio Bernstein	Member	2008
Sidnei Nunes	Alternate	2007
Ricardo Malavazi Martins	Member representing the preferred stock shareholders	2004
Marcelo Andreetto Perillo	Alternate representing the preferred stock shareholders	2008
Pedro Julio Pinheiro	Member representing the minority shareholders	2007
Dilson de Lima Ferreira Júnior	Alternate representing the minority shareholders	2008

Pedro Wagner Pereira Coelho. Mr. Coelho has been a member of our fiscal council since April 1999 and was re-elected on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. He has also served as a member of the fiscal council of Lojas Americanas S/A and Empresa Energética de Mato Grosso do Sul S.A., or Enersul, since 2004. From October 1978 to April 1981, he was a member of the external fiscal staff of PricewaterhouseCoopers Auditores Independentes. He graduated with a degree in business administration from Sociedade Universitária Augusto Motta, or SUAM, on October 10, 1978, and in accounting sciences from Faculdade SOMLEI on December 18, 1980.

Allan Kardec de Melo Ferreira. Mr. Ferreira was appointed to our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais) or DER-MG, the Belo Horizonte Traffic Department (Empresa de Transposte e Trânsito de Belo Horízonte) or BHTRANS, the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in foreign trade, in particular export services, at Foreign Trade Center Foundation (Fundação Centro de Comercio Exterior) or FUNCEX, Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Sergio Bernstein. Mr. Bernstein was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. He is an alternate member of the board of directors and vice-president of the Jereissati companies since 1990. Mr. Bernstein is a civil engineer, graduated from the National School of Engineer in Rio de Janeiro and he has been acting as an officer in Brazilian companies for a long time. Mr. Bernstein started his career as a trainee in Finance at General Electrics in Brazil in 1961, where he held different management positions and was elected vice-president financial officer in 1984.

Ricardo Malavazi Martins. Mr. Malavazi was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. He holds the position of Chief Financial and Investment Officer with Fundação Petrobras de Seguridade Social) or Petros. In addition, he is an officer with Bonaire Participações, Companhia Petrolífera Marlim .S.A. and Marlim Participações S.A., a regular member of the board of directors of Coteminas, as well as an alternate member of the Boards of Directors of CPFL Energia S/A and Cia. Paulista de Força e Luz. He serves as a member of the Technical Investment Committee of the Brazilian Association of Private Pension Entities, or Abrapp, and of the Corporate Governance Committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional, or BCN, from 1995 to 1999; acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas, or UNICAMP, from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a bachelor’s degree in economics from UNICAMP, in 1986, where he also attended courses for a master’s degree in economics.

Pedro Julio Pinheiro. Mr. Pinheiro was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Pinheiro worked at Banco do Brasil and Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, from 1983 to 1995, where he held several executive positions. He served as a member of the fiscal council of several companies, including Duratex S.A., from 2001 to 2004, and Bombril S.A. He holds a bachelor’s degree in business administration from Faculdade de Ciências Econômicas e Administração de Empresas Dr. Clóvis Salgado, in 1980, and an accounting certificate from Instituto Monitor de São Paulo, in 2002.

Ricardo Scalzo. Mr. Scalzo was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. He is currently an independent consultant and a member of the fiscal council of the following companies (2007): Lojas Americanas S.A; All-América Latina Logistica S.A; Contax S.A; Equatorial S.A; Cemar -Centrais Eletricas do Maranhão S.A; Magnesita Refratários S.A; Tecnisa S.A e Hopi Hari S.A. Mr. Scalzo worked as manager of the consulting and audit departments at Arthur Andersen S/C between 1974 and 1982; he then joined Banco de Investimentos Garantia S.A. in 1982 as a manager for corporate matters. Mr. Scalzo holds an undergraduate degree in physics from UFRJ, obtained in 1974.

Denis Kleber Gomide Leite. Mr. Leite was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Leite is also a member of the board for economics matters of the commercial trade association of the state of Minas Gerais (Conselho de Assuntos Econômicos da Associação Comercial de Minas Gerais); he is a member of the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI – Confederação Nacional da Indústria); member of the commission for technical and political matters of TELEXPO; member of the São Paulo telecommunications and IT chamber (Câmara Paulista de Telecomunicações e Informática). He also has professional experience in commercial, general, financial and human resources administration and he has held senior management position in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais—PRODEMGE-MG; Sociedade Mineira De Engenheiros – Sme; Fertilizantes Fosfatados – Fosfértil – Grupo Petrobrás Fertilizantes; Federação Das Indústrias De Minas Gerais – Fiemg; Instituto Horizontes E Instituto Brasileiro Para O Desenvolvimento Das Telecomunicações – IDDT. Mr. Leite holds a degree in law from the university of Minas Gerais (Universidade Federal de Minas Gerais), or UFMG, a degree in business administration from União de Negócios e Administração – UNA, and a masters degree in financial administration from FGV.

Sidnei Nunes. Mr. Nunes was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Nunes is currently a member of the board of directors of the following companies: Iguatemi Empresa de Shopping Centers S/A, LFTEL S/A and of Grande Moinho Cearense S/A. Mr. Nunes is an financial and controller officer of companies of the Jereissati Group. Mr. Nunes was a member of the fiscal council of certain of our branches in the states of Ceará and Sergipe from January 2000 to September 2001. Mr. Nunes holds a degree in business administration (1982) and accounting (1984) from Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo (1998).

Marcelo Andreetto Perillo. Mr. Perillo was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Perillo holds a management position at PETROS since November 2007. Mr. Perillo has already worked at Bank of America Asset Management, Fleming Graphus Asset Management, Atico Administração de Recursos, Banco Boavista e Real Grandeza – Fund. de Prev. e Assist. Social. Mr. Perillo holder a degree in business administration from Faculdades Integradas Cândido Mendes (1997) and an MBA from IBMEC (2000). Mr. Perillo is a financial expert, as certified by Brazil’s National Board of Judicial Experts (2006), an investments analyst, as certified by APIMEC and registered with the CVM.

Dílson de Lima Ferreira Júnior. Mr. Ferreira Júnior was appointed a member of our fiscal council on April 04, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Ferreira is currently a financial management officer at Multi-Rio Operações Portuárias S/A and Multi-Car Rio Terminal de Veículos S/A, since March 2000. Mr. Ferreira worked at Banco do Brasil’s international and internal auditing departments, from 1976 to 2000, having carried out auditing activities in respect of the following branches and companies of the Banco do Brasil group: Banco do Brasil branches throughout Brazil, PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, BB-DTVM (a securities broker company), BB-Securities in London and Banco do Brasil in London. Mr. Ferreira holds a degree in business administration from Faculdade Moraes Junior (1985) and an MBA in auditing from the University of São Paulo (1997) and an MBA in finance from (2000).

Significant corporate governance differences

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we have prepared relevant disclosure in English available through our investor relations website summarizing the ways in which our corporate governance practices differ from those of U.S. domestic companies under the New York Stock Exchange’s corporate governance rules. The referred disclosure can be accessed through our English language investor relations website at: http://www.telemar.com.br./ri.

Compensation

For the year ended December 31, 2007, the aggregate amount of compensation we paid to all the members of our board of directors and board of executive officers was approximately R$16.4 million. This amount includes pension, retirement or similar benefits for our officers and directors.

We do not provide special pension, retirement (or similar benefits) to the members of the board of directors and Board of Executive Offcers. Rather, we sponsor pension plans for the benefit of all our employees. See “—Pension benefit plans.”

We are not required under Brazilian law to disclose, and have not otherwise disclosed, the compensation of our directors and officers on an individual basis.

Members of our board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than as already described in this annual report.

Transactions between us and our directors and officers

There are currently no transactions between us and our directors and officers.

Share ownership

Our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of our outstanding shares. For information about our stock option plan, see “—Compensation” and “—Options to purchase securities from us.”

Options to purchase securities from us

We established three stock option plans pursuant to which preferred shares were reserved to a group of executive officers. The options may be exercised on different dates, on a cumulative basis for up to five years. After the fifth year, all options were fully exercisable. All three plans have already terminated. The most recent plan was dated 2002 and terminated in July 2007.

Our shareholders’ meeting held on April 11, 2007 approved a new stock option plan, as published in our website (www.oi.com.br) and in the website of the CVM (www.cvm.gov.br). Our board of directors was granted the power to manage and periodically create new stock option plans.

The 2007 stock option plan covers 40 beneficiaries that, together, have been granted 1.31% of the subscribed and fully paid capital, or 5,120 thousand common shares. As of April 12, 2008, the options may be exercised in four equal annual lots, each lot representing 25% of the total granted options.

The grant price was based on the weighted average of the trading price at the BOVESPA in the 30 days immediately before the date the option was granted, and will be updated according to the variation of the IGP-M. See Note 36(k) to our consolidated financial statements.

Pension benefit plans

Sistel

Sistel is a private pension fund created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the telecommunications companies, such as TMAR, that resulted from the privatization of Telebrás. Sistel is self-funded and no longer admits new members. Although TMAR no longer makes contributions to Sistel, TMAR is jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the Plano de Benefícios da Sistel, or PBS-A social security plan, as well as for the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan still managed by Sistel. As at December 31, 2007, the PBS-A had approximately R$6,853 million of assets under management.

PBS Telemar

PBS Telemar, which was derived from the restructuring of Sistel as it existed before the privatization of the Telebrás system, works essentially as a retirement plan bearing the same characteristics as the Sistel benefit plan. In addition to monthly pensions, medical care is provided on a cost-shared basis to retired employees who participate in PBS Telemar. We are responsible for any deficits incurred at PBS Telemar according to the existing proportion of the contributions it makes to this plan. As of December 31, 2006, PBS Telemar had almost R$206 million of plan assets. During 2007, we contributed R$113 thousand to PBS Telemar.

PBS Telemar is being discontinued since no new members are being admitted. By the March 2001 deadline, 96% of active members had migrated from PBS Telemar to the TelemarPrev plan.

TelemarPrev

As of September 2000, we began sponsoring TelemarPrev, a defined contribution private pension plan administered by Sistel.

Members of TelemarPrev have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. If TelemarPrev experiences a deficit in its assets, we will be responsible for the shortfall in the existing proportion of the contributions we makes to this plan.

As of December 31, 2007 TelemarPrev had R$2.744 billion of plan assets. During the year of 2007, we contributed R$241 million to TelemarPrev.

Fundação Atlântico de Seguridade Social

We, through our subsidiary TMAR, decided to establish a new private social security fund manager by the name of Fundação Atlântico de Seguridade Social, in order to transfer the management of the TelemarPrev and PBS-Telemar benefit plans from Sistel to this new social security institution. Despite the transfer of the management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social, the terms and rules of both plans were kept unaltered. Fundação Atlântico de Seguridade Social was authorized to operate on August 16, 2004 and received authorization to receive the management of assets formerly under Sistel’s responsibility on January 12, 2005. Fundação Atlântico de Seguridade Social has 20 thousand members who either benefit from or contribute to the two plans mentioned above. It has assets under management in the amount of R$2.7 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.

Employees

As of December 31, 2007, we had a total of 9,936 employees. All of our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance.

The table below sets forth our breakdown of employees by main category of activity and geographic location as of the dates indicated:

	Year Ended December 31,
	2005	2006	2007
Total number of employees	8,055	7,623	9,936
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	4,223	4,158	6,435
Sales and Marketing	2,081	1,833	1,765
Administrative Support	1,093	818	825
Corporate Management, Budget and Finance	658	814	911
Call Centers	0	0	0
Number of employees by geographic location:
Rio de Janeiro	3,647	3,733	6,000
Regional Minas:
Minas Gerais	1,705	1,492	1,416
Espírito Santo	178	156	144
Regional Bahia:
Alagoas	76	71	74
Sergipe	66	60	58
Bahia	516	451	447
Regional Pernambuco:
Rio Grande do Norte	126	102	98
Paraíba	123	106	107
Pernambuco	397	335	336
Regional Ceará:
Amazonas	102	91	96
Roraima	20	19	19
Pará	207	186	199
Amapá	22	17	19
Maranhão	125	113	117
Piauí	90	83	88
Ceará	349	325	318
São Paulo	254	233	321
Porto Alegre	3	3	1
Brasília	41	41	71
Paraná	8	8	7

One of the principal goals of 2007 was to develop the Oi Career Plan (Plano de Carreira Oi), encompassing all actions and tools offered for the development of the employees and managers, in order to support their growth and ours. The phases of the cycle are: Performance Assessment, Feedback, Individual Development Plan, Leadership Academy, School Joia, Program Geração, Internal Recruiting/Executive Assessment, Merit Cycle and Succession.

Program Geração – In-house Talents (Programa Geração – Talentos Internos), initiated in 2006, was completed with the graduation of 155 new talents, 20 of whom completed the Internacionalization of Service Companies course, at Universidade de Nebrija, Madrid. Participants prepared 35 projects directly applicable to the business, aimed at innovation or process improvement. During the program, 13% of the participants were promoted to executive positions.

In 2007, we recruited 22 new professionals for the Program Geração – Trainee (Programa Geração – Trainee), to prepare them to instill transformation and to hold key positions in the future. The Program consists of 216 hours on business, service and relationship.

In 2007, 358 young professionals were part of Program Geração – Internship (Programa Geração – Estágio), that provides practical experience in the telecommunications market and develop essential skills in 100 hours of classes.

Oi also contributed to the professional qualification of its employees by offering training for the development of organizational and technical skills. Approximately 99,000 hours of training were offered in 2007. In order to meet the demand for technical training, Oi offered 93,000 hours of training in equipment, technologies and specific knowledge in the Engineering, Maintenance, Operations and Technology areas in 2007.

In 2007, the Program of MBA Scholarships provided 104 employees from all over Brazil with scholarships to improve their technical and managerial performance at Oi. For those employees without a bachelor’s degree, Oi designed the Program of Undergraduate Scholarships. In 2007, it provided 74 employees from all over Brazil with scholarships. Approximately R$16.4 million were invested in the qualification and training of our employees.

In order to consolidate our organizational culture and management model, in 2007, we reinforced our Programa Jóia – Jeito Oi. We disseminate the services culture in periodic meetings gathering all at in our premises to promote the alignment of the business strategy. A focal point of the day is the public acknowledgment from our clients to the professionals that presented innovative and differentiated attitudes towards customer service. There have been four of these moments in 2007 (24 actual meetings and 92 locations connected by videoconference), with an average of 3,242 employees per meeting. As to the acknowledgement program, there have been 4,372 individual compliments and 198 team compliments.

The launching of the single brand Oi was the most important moment of 2007 and, without a doubt, one of the most important in our history. All our team was involved and integrated in the same way: that simple. It was a huge congregation and mobilization work, supported by an internal and external communication planning, as well as integrated actions with the support, operations and sales areas. Initiated in 2006, the work was comprised of multifunctional and interdisciplinary teams, culminating on D Day, when the new brand was internally launched to more than 8 thousand employees at the same time. It was an outward movement.

The promise of a single brand can only be supported if the employees identify themselves with it, acting as its true ambassadors. For that reason, in 2007, we launched the ambassador movement for the brand, that goes beyond simple training. The movement represented experiencing our values and bet practices, our attributes and challenges: to be simple, daring, innovative, direct, intelligent and trustworthy. In other words, everything that a brand represents and that the employees experience on their daily routine, inside and outside our premises.

The training called Ambassador of the Brand was aimed at spreading and reinforcing the values, culture and the way that Oi provides service to its clients, in addition to spreading the feedback culture, that supports the strategy of this cycle. Approximately 6,300 employees participated in the Ambassador of the Brand Program in 2007.

We negotiate separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under our supervision and guidance on the one hand, and in each local labor union on the other. See “Item 8. Financial information—Legal proceedings—Labor claims.” We maintain a healthy relationship with the unions, and all collective agreements are duly signed and approved, and valid for two years. Approximately 19% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações, or Fenattel, or with Federação Interestadual dos Trabalhadores em Telecomunicações, or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We have never experienced a strike that had a material effect on our operations.

We are constantly working to improve the work relations. There is a group of professionals that in the last three years has been working on the reduction of labor contingencies. In 2007, the results were extremely positive in relation to the previous year: there was a reduction of 32.8% in the number of claims filed by former employees and 5.3% filed by third parties (through subsidiary liability).

Employee benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2007, we contributed nearly R$26.7 million to the medical and dental assistance and medicine plans and R$39.5 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$6.0 million to the other benefits programs.

We regularly offer gymnastics and ergonomic advice, preventive health exams, as well as several activities that compose the Quality of Life Program, for which around R$1.8 million was invested in 2007.

Profit sharing plan

The profit sharing plan was implemented in 1999 as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs once economic value-added targets (EVA) and other targets defined annually by our board of directors are achieved.

The profit sharing plan relating to the year ended December 31, 2007 reached 7,961 active employees, totaling R$76.3 million.

Career and salary plan

Our career and salary plan is organized according to the Hay Methodology and is structured so as to take into account the employees’ knowledge, problem-solving abilities and accountability. The main purpose of the plan is to ensure the internal equality, the competitiveness of the salary in the market, attract and retain skilled employees, consistent with our cost management policies.

In 2007, in order to value the merits of the individuals, we implemented the Cycle of Merit, a tool that financially rewards outstanding performance of the employee, bringing forth transparency and simplicity to the process of salary increase. In 2007, more than half of the eligible employees (58%) benefited from this program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

As of April 29, 2008, TNL had 130,611,732 outstanding common shares, including 3,070,731 common shares held in treasury and 68,504,187 common shares held by TmarPart, as controlling shareholder, and 261,223,463 outstanding preferred shares, including 6,475,663 preferred shares held in treasury.

TNL has two outstanding classes of equity capital stock, common shares and preferred shares (including preferred shares represented by ADSs) with no par value. Generally, only TNL’s common shares have voting rights. TNL’s preferred shares have voting rights in exceptional circumstances only. As of April 29, 2008, TmarPart owned 53.8% of TNL’s common shares (excluding common shares held in treasury). As a result, TmarPart is able to elect the majority of TNL’s board of directors and to determine TNL’s overall strategy.

As of April 29, 2008, TNL had 214 registered ADR holders in the United States.

As of April 11, 2008, TNL had also 116 registered holders of its common shares and 182 registered holders of its preferred shares (excluding the shares underlying the ADSs) in the United States.

The following table sets forth information concerning the ownership of TNL’s common shares by TmarPart and by other shareholders holding five percent or more of TNL’s common shares as of April 29, 2008. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than five percent of TNL’s common shares. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

TNL Major Shareholders (As of March 31, 2008)	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Telemar Participações S.A.	68,504,187	53.8
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,754,848	5.3

(1)	not including common shares held in treasury.

TmarPart

TmarPart has two classes of equity capital stock, which are common and preferred shares with no par value. Certain of its current shareholders are parties to shareholders’ agreements that address, among other matters, (1) voting rights at TmarPart shareholders’ meetings and (2) rights of first refusal and preemptive rights for disposal and purchase.

The following table sets forth information concerning the direct or indirect ownership of the common shares and preferred shares of TmarPart as of April 29, 2008. TmarPart’s preferred shares have voting rights in exceptional circumstances only.

	Common Shares			Preferred Shares		Total
	Number of shares		%	Number of shares	%	Number of shares	%
BNDESPar	858,225,276		31.4%	1,000,000	100.0%	859,225,276	31.4%
Fiago Part. S.A.	683,147,324		25.0%	—	—	683,147,324	25.0%
L.F. Tel(1)	529,095,882		19.3%	—	—	529,095,882	19.3%
AG Telecom	352,730,588		12.9%	—	—	352,730,588	12.9%
AG Investimentos (2)	176,365,294		6.4%	—	—	176,365,294	6.4%
FASS	137,316,044		5.0%	—	—	137,316,044	5.0%
Others	10		*	—	—	10	*

TOTAL	2,736,880,418	(3)	100.0%	1,000,000	100.0%	2,737,880,418	100.0%

*	less than 1%
(1)	Represents direct ownership of 352,730,588 common shares owned by L.F. TEL and 176,365,294 common shares held by Asseca Participações S.A. L.F. TEL holds 50.0% of the voting and total share capital of Asseca Participações S.A.
(2)	Represents indirect ownership of 176,365,294 common shares held by Asseca Participações S.A. AG Investimentos holds 50.0% of the voting and total share capital of Asseca Participações S.A.
(3)	Excludes: (i) 348,010,351 common shares held by Lexpart Participações S.A., which became a wholly owned subsidiary of TmarPart on April 25, 2008 and, pursuant to CVM regulations, cannot exercise voting rights; and (ii) 348,010,351 common shares that were previously held by Alutrens Participações S.A. that were repurchased and cancelled by TmarPart on April 25, 2008.

The following is a brief description of the principal shareholders of TmarPart as of April 29, 2008:

BNDES Participações S.A., or BNDESPar, is a subsidiary of BNDES, which offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related party transactions—BNDES Facilities.”

Fiago Participações S.A. is a holding company, which invests in other companies. It was established on January 23, 1998 to invest in companies emerging from the privatization of Telebrás.

L.F. Tel S.A, or L.F. Tel, is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages nine shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL, TMAR and Oi.

AG Telecom Participações S.A., or AG Telecom, is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (a) engineering and construction work in Brazil and abroad; (b) public concessions in Brazil; and (c) telecommunications in Brazil.

Andrade Gutierrez Investimentos em Telecomunicações S.A., or AG Investimentos, is part of the Andrade Gutierrez Group and a subsidiary of AG Telecom.

Fundação Atlântico de Seguridade Social, or FASS, is a private supplementary pension entity that we incorporated in August 2004, and which manages private pension plans for the benefit of our employees.

TmarPart shareholders’ agreements

TmarPart’s shareholders are parties to shareholders’ agreements governing their equity interests in TmarPart. The previous shareholders’ agreements, dated July 28, 1999 and August 3, 1999, were replaced by the shareholders’ agreements described below.

On April 25, 2008, as a result of changes in the shareholding structure of TmarPart, TmarPart’s shareholders entered into two shareholders’ agreement, one among all of TmarPart’s shareholders and another among AG Telecom, L.F. Tel, FASS, and TMarPart’s former shareholder, Asseca Participações S.A., with TmarPart and AG Investimentos, as intervening parties, each of which is described below:

(i) Shareholders Agreement, dated April 25, 2008, among AG Telecom, L.F. Tel, Asseca Participações S.A., BNDESPar, Fiago Participações S.A., and FASS, with TmarPart, Previ, Petros, Funcef and AG Investimentos as intervening parties representing all of TmarPart’s existing shareholders. This Agreement outlines requirements: (1) for voting during general shareholders’ meetings of TmarPart that address subjects related to the corporate purpose of TmarPart, as well as election of its management and the duties of the management of TmarPart to comply with TmarPart’s corporate purpose; (2) for holding pre-meetings among TmarPart shareholders prior to meetings of shareholders and of the board of directors of TmarPart, TNL and TMAR and for voting at these pre-meetings; (3) for the election of the members of the board of directors and executive officers of TmarPart; (4) for entering into additional shareholders’ agreement, except for the shareholders’ agreement mentioned in item (ii), below, which cannot be amended without the prior authorization of each of the other shareholders; (5) regarding granting liens on any shares of TmarPart; (6) regarding the exercise of a right of first refusal and preemptive rights of shareholders in the case of any disposal or subscription, respectively, of shares of TmarPart; (7) for tag along rights; and (8) regarding the mandatory sale of shares of TmarPart to other TmarPart shareholders in the event of a transfer of control of such shareholder; and

(ii) Shareholders Agreement, dated April 25, 2008, among AG Telecom, L.F. Tel, FASS, and Asseca Participações S.A., with TmarPart and AG Investimentos as intervening parties. This agreement outlines: (1) requirements for holding pre-meetings among TmarPart shareholders that are parties to this shareholders’ agreement prior to the pre-meetings to be held pursuant to the shareholders’ agreement described in item (i), above; (2) the prohibition on entering into new shareholders’ agreements, except for the Shareholders’ Agreement described in item (i) above; and (3) the rules regarding the sale of TmarPart shares among the TmarPart shareholders and the corresponding obligation that all shares remain subject to this shareholders’ agreement.

Related party transactions

Set forth below is a description of the related party transactions that are material to us and of the loans made by us to our subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders.

Loans between us and our controlled companies

We make loans to our controlled companies to provide them with working capital for their operating activities. The loans bear the same remuneration that we bear in our own loans, and their terms and conditions generally reflect those of the loans made by us to unrelated third parties.

As of December 31, 2007, the aggregate indebtedness of our controlled companies to us was R$163 million, represented mainly by loans to TNL PCS Sub.

BNDES Facilities

For a description of our BNDES Facilities, see “Item 5. Operating and financial review and prospects—Indebtedness and financing strategies—Long-term indebtedness.” For other information about these agreements, see Note 21 to our consolidated financial statements.

Rental of transmission infrastructure

AIX renders services to TMAR relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2006, such costs added up to R$27 million.

Transfer of shares held by us in the capital of Oi to TMAR

On May 30, 2003, we sold to TMAR all of the shares held by us in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal valuation conducted by an independent public accounting firm. See “Item 8. Financial information—Legal proceedings—Administrative Proceedings—Sale of Oi to TMAR.”

Contax. agreement

TMAR and Oi are parties to a call center services agreement with Contax according to which Contax renders call center services to Oi on a full-outsourced basis. This agreement was negotiated on an arm’s-length basis. Prior to such contracts, Contax performed all call center activities to TMAR and Oi, under various contracts, both on a full-outsourced as well as on a partial-outsourced basis. Such partial outsourcing services were usually performed at facilities, and with equipment, owned by TMAR. TMAR was also responsible for all facilities costs incurred by Contax in connection with those services, such as general maintenance expenses and electricity.

Our relationship with Contax is currently represented by several distinct and independent services, such as customer services for TMAR’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile telephone users, technical support for ADSL subscribers, and debt collection services.

Because all these companies were our subsidiaries until 2004, which allowed us to consolidate all of their results into its consolidated financial statements, the payment of these fees from TMAR and Oi to Contax had no effect on our financial condition and results of operations. However, this has changed in 2005, when our consolidated financial statements no longer consolidate Contax’s results due to the spin-off of this company to our shareholders in December 2004. In 2005, 2006 and 2007, our total consolidated expenses with services from Contax amounted to R$388 million, R$391 million and R$391 million, respectively.

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

Liability for any claims arising out of acts committed by the former operating companies of each state of Brazil prior to the effective date of the spin-off of those operating companies’ mobile assets and liabilities to the newly formed mobile phone companies remains with Telebrás, except for (1) labor and tax claims (for which the former operating companies and the newly formed mobile phone companies are jointly and severally liable by operation of law); and (2) those liabilities for which specific accounting provisions have been assigned to the newly formed mobile phone companies. However, under the shareholders’ resolution pursuant to which each of the spin-offs was effected, the newly formed mobile phone companies have the right of recourse against the former operating companies with respect to the entire amount of any payments made by the newly formed mobile phone companies in connection with any claims brought against them that are related to acts committed by the former operating companies prior to the effective date of the spin-off, so long as such claims are not related to the assets of such former operating companies.

The composition of our contingency provisions is as follows:

Type of Litigation	Year Ended December 31,
	2006(*)	2007(*)
	(In million of reais)
Labor	1,129	817
Tax	744	789
Civil	555	727

Total	2,428	2,333

(*)	Includes fines from ANATEL.

Our contingency provisions are subject to monthly monetary adjustments.

The Brazilian Federal Government has enacted a series of laws, including Law No. 10,684 (Special Alternative Payment Program), or PAES, which permits companies to settle outstanding federal taxes in 120 to 180 monthly installments. We decided to adhere to the PAES to reduce our exposure to tax contingencies, as (1) we had classified as probable the risk associated to having many of these contingencies converted into actual tax debts and (2) the PAES allowed that past due debts were adjusted by the TJLP, which has been historically lower than the CDI rate or the Central Bank’s Selic rate, usually used by tax authorities to adjust such amounts.

In June and August 2003, we transferred R$1,009 million owed to the Brazilian IRS (Secretaria da Receita Federal) and the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, of which R$805 million had been recorded as provision for contingencies. For more details of the PAES, see Note 25 to our consolidated financial statements. For a detailed description of our provisions for contingencies, see Note 26 to our consolidated financial statements.

Administrative proceedings

Sale of Oi to TMAR

On May 30, 2003, we sold to TMAR all of the shares held by us in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance with Brazilian corporate law.

Due to a complaint filed with the CVM by one of TMAR’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to TMAR. On December 28, 2006, the investigation committee of CVM understood that the appraisal report contained certain technical mistakes which caused certain active and passive items of Oi’s balance sheet to be overvalued, and as a result the investigation committee of CVM understood that TNL and its senior management and the senior management of TMAR acted in abuse of their controlling powers and in breached their fiduciary obligations. TNL and the senior management of TNL and TMAR filed their respective administrative defenses and, on March 25, 2008, the CVM board held the judgment of this case. The CVM board decided to absolve TNL and impose only the penalty of warning to the accused parties by their supposed lack of diligence as members of their respective board of directors and executive boards. The CVM board will formally notify the accused parties of this decision. The CVM will file a mandatory appeal with the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), or CRSFN. The members of the board of directors and executive board of TNL and TMAR, which received the penalty of warning, will file a voluntary appeal with the CRSFN. See “Item 4. Information on the Company—Our history and development—Sale of Oi to TMAR.”

Cartelization charges

In March 2004, Embratel filed a complaint with CADE alleging that TMAR, Telefônica and Brasil Telecom had been engaging in anticompetitive practices as evidenced by, among other things: (1) discriminatory rate policies; (2) manipulative strategies during telecommunications public bids with a view to influence prices; and (3) deceptive marketing practices by omitting information to customers related to more convenient long-distance carrier selection codes. In April 2004, the Law and Economics Secretariat (Secretaria de Direito Econômico), commenced a preliminary investigation in order to determine if such practices could be considered anticompetitive. The Law and Economics Secretariat has still not reported its findings on this case. The complaint brought by Embratel, then a subsidiary of MCI, was part of its broader strategy to prevent the Calais Consortium formed by TMAR, Telefônica and Brasil Telecom from acquiring Embratel’s assets which at the time were being sold by MCI to Telmex as part of MCI’s reorganization process. Although Telmex has succeeded in acquiring Embratel, this investigation continues to run its normal course with the Brazilian antitrust authorities.

Fines from ANATEL

We receive several assessments from ANATEL, which are primarily related to our failure to achieve certain goals defined in the GPQG, such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$371 million as of December 31, 2007 in connection with such fines. We have increased our contingency provision for ANATEL fines as a result of the implementation of new, more conservative internal policies on contingency provisions. Prior to the implementation of such policies, we only recorded a provision for ANATEL fines after ANATEL had taken the appropriate measures to collect amounts due. Under the new contingency provision policies, we record provisions for ANATEL fines as soon as we are aware that we have not in fact achieved the quality goals as reported by any ANATEL assessment. See “Item 3. Key information—Risk Factors—Risks Relating to Our Industry and Business—Our failure to meet certain obligations set forth in TMAR’s 2006 Concession Agreement may result in various fines and penalties imposed on us by ANATEL” and Note 26 to our consolidated financial statements.

Tax proceedings

Brazilian federal taxes and contributions

Tax assessment notice — Federal Revenue Service

In July 2005, we received a tax assessment notice from the Federal Revenue Service, in the amount of R$1.9 billion, mainly related to the corporate restructuring effected in 1998, which included our accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, article 7, which states that the result of the goodwill amortization should be calculated as part of our taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. Therefore, there is an express provision in federal legislation currently in force as to the possibility of using the premium paid on the acquisition of investments. It is also a common market practice that was in compliance with the provisions set forth by CVM Instruction No. 319/1999. We obtained legal opinions from four renowned tax law firms that confirm the lawfulness of the procedures adopted in the pertinent transaction. We properly contested the tax assessment notice. The decision issued by the Judgment Office (delegacia de julgamento), a first level decision authority, which decision reduced the amount under discussion by approximately R$300 million was considered void by the Taxpayers Council, a tax court of appeal, and we now await a new decision from the Judgment Office.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the INSS, levied on the payroll. In the case of third-party outsourced services, the contracting parties must, in certain circumstances, retain the social contribution due by the service providers. In other cases, the parties are jointly liable.

Many assessment notices have been filed against us in connection with social security contributions allegedly due. As of December 31, 2007, the provision for social security contribution allegedly due amounted to R$50 million and referred mainly to: (a) discussions regarding joint liability and (b) discussions regarding the tax basis of said contribution on additional benefits. Our exposure to assessment notices related to social security contribution amounts to approximately R$808 million, for which we classify as “possible” the chance of loss.

Value added state taxes

Offset of ICMS credits

Under the ICMS regulations, in effect in various Brazilian States, telecommunications companies must pay ICMS on every transaction involving the sale of the telecommunications services it provides and we may record ICMS credits for each of our purchases of operational assets. These same rules will allow us to take the credits we have recorded for the purchase of operational assets and apply them to reduce the ICMS amounts we must pay when we sell our services.

We have been notified by several states in Brazil where we have operations, through several tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owe. The tax authorities question whether some of the assets we have purchased are related to the telecommunications activities provided and, therefore, eligible for an ICMS tax credit. On December 31, 2007, the total of these assessments amounted to R$338 million, and for which the amount of approximately R$63 million in connection with these tax assessments has been provisioned. We have been advised by our outside counsel that the purchase of these assets complies with the ICMS rules on tax credits, as such assets are in fact related to our operational activities. Therefore, our outside counsel has advised us that the risk of these assessments being converted into actual tax liabilities is “possible” and, consequently, we have not created a provision for the full amount of these assessments.

ISS

In 1998, several municipalities, where the former fixed-line operating subsidiaries were located, took the position that the application of the Local Service Tax, (Imposto Sobre Serviços de Qualquer Natureza), or ISS, which is generally charged at a minimum rate of 5%, must be applied to supplementary services provided by telecommunications operators that do not clearly fit into the definition of “telecommunication services” (such as, among others things, equipment leasing and technical and administrative services). In light of both favorable and unfavorable court decisions in connection with ISS lawsuits, we are unable to determine the probability of whether a final decision would be in favor or against us in connection with this matter. Because the claims and discussions related to the ISS on supplementary services vary according to the municipality, as of December 31, 2007, we recorded provisions for such claims, based on the opinion of our legal advisors and our own analysis, in the amount of R$49 million, which we believe is sufficient to cover past and due amounts related to the ISS for which we might be considered liable. However, for our internal controls, we classified R$1,221 million of the municipal assessments related to the ISS as “possible” loss.

Civil claims

We are parties to several legal and administrative proceedings, mainly arising out of the intrinsic nature of the activities performed by us. In our opinion, even if such claims are decided against us, they will not have a material effect on our business, balance sheets or results of operations, except for the amounts accrued and disclosed in the financial statements.

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

Indemnity to the Fundação Atlântico de Seguridade Social

In 1991, we entered in to an agreement with Sistel according to which Sistel agreed to build an office building to be leased to TMAR for certain pre-determined lease payments. As the deal did not materialize, Sistel sued us for lost profits arising from the period of time in which they were unable to find a tenant for the referred office building, as well as for any alleged differences between the lease amounts they have been able to obtain from other tenants and the lease payments they claim we had agreed to pay them. On July 13, 2006, the parties decided to settle the issue and, on July 26, 2006, TMAR paid R$80 million to Sistel. The claim was dismissed on October 5, 2007.

Transaction for Sale of Oi

In September 2004, the General Attorney’s Office and the State Attorney’s Office of Rio de Janeiro filed a claim against TNL, TMAR, and Oi and the federal government, requesting the annulment of the transfer of Oi to TMAR, as well as the payment of indemnification for damages allegedly imposed on minority shareholders and the financial market. TNL and TMAR presented their defense and we are awaiting the judge’s decision on a municipal level. The sale of Oi to TMAR is also subject to an administrative proceeding filed by the CVM to determine potential irregularities in the transaction. Upon a decision from the first level court, we will decide whether there is any need to constitute a provision. See “—Administrative proceedings—Sale of Oi to TMAR.”

Labor claims

Risk premium

Under Brazilian labor laws, employees working in dangerous conditions, as defined by applicable laws, are entitled to payment of a premium equal to 30% of their basic salary as compensation for their exposure to a hazardous work environment. The additional amount shall be fully paid, even if the exposure is not continuous, according to the case law of the Superior Labor Court (Precedent 361 of the Superior Labor Court. There are material claims against us as a result of provisions included in the Collective Bargaining Agreements entered into with our employees’ Union, and which required telephone companies to make the payment of the risk premium to employees working in electric facilities. This provision has been removed from the 1999 Collective Bargaining Agreement but several labor claims have been filed pleading the compliance therewith. We understand that the chances of an unfavorable outcome are “probable” with an estimated total amount at risk of R$108 million as of December 31, 2007.

Wage parity/reclassification

There are claims against us to equalize salary scales among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money as it relates to the difference in monthly salaries for an entire period in which compensation discrepancies existed between equally qualified employees conducting identical jobs. In addition, these proceedings usually depend on evidentiary issues and the court’s interpretation of such evidence. As of December 31, 2007, the provision that we had for probable losses on these lawsuits was R$126 million.

Indemnity

Indemnities refer to requests for indemnification or liquidated damages during the term of an employment contract that may arise for several reasons, including: work accident, occupational injuries, employment stability, moral damages, and reimbursement of amounts discounted from paychecks, and as well as child care allowance and achievement of productivity standards set forth in the collective bargaining agreements. The provision for indemnities we recorded totaled R$89 million as of December 31, 2007.

Overtime

We are currently defending numerous claims for non-payment of overtime that have been filed against us. The plaintiffs allege that we have underpaid special compensation due for hours worked over the regular working schedule. The plaintiffs also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted by law to employees working overtime. As of December 31, 2007, the provision recorded for overtime claims totaled R$193 million.

Joint liability for outsourced employees

There are several lawsuits pending against TMAR brought by former outsourced employees. Pursuant to TST Statement No. 331, TMAR may be held secondarily liable for labor claims filed by outsourced employees. Due but not paid by the companies that actually employed the plaintiffs. TMAR’s actual liability for such claims will only be triggered if the financial resources of those outsourcing companies (who are primarily liable for such claims) are insufficient to pay the actual claimed amounts. As of December 31, 2007, the provision for such type of claims was R$63 million.

Other claims

Other lawsuits also exist against TMAR, including, but not limited to, claims relating to: (1) the Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual); (2) rescission fines resulting from the recalculation of the balances of the Brazilian Severance Fund (Fundo de Garantia por Tempo de Serviço); (3) recalculation of inflation adjustments on salaries; and (4) participation on profit sharing and night shift premiums. As of December 31, 2007, the total provision for all these claims was R$168 million.

Significant changes

Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Price history

The principal trading market for our preferred shares is the BOVESPA. Until 2000, our preferred shares were also traded on the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and seven other Brazilian stock exchanges. In May 2000, the nine Brazilian stock exchanges merged. See “—Market information—Trading on the BOVESPA.” As of December 31, 2007, we had approximately 1.3 million shareholders, including common and preferred shares. Our shares are a part of the BOVESPA Index (Índice da BOVESPA), or Ibovespa, which reflects our increased market capitalization and the liquidity of our preferred shares.

Our preferred shares commenced trading on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the maximum and minimum closing prices for our preferred shares on the BOVESPA for the periods indicated, adjusted for dividends and interest on shareholders’ equity.

	Reais per 1,000 TNL Preferred Shares(*)
	High	Low
2003	34.19	17.39
2004	40.07	25.08
2005	38.24	29.14
2006	36.99	24.30
2007	41.85	24.51
2006
1st Quarter	36.99	31.79
2nd Quarter	36.13	24.30
3rd Quarter	28.60	24.65
4th Quarter	31.69	28.54
2007
1st Quarter	29.62	24.51
2nd Quarter	36.56	27.03
3rd Quarter	47.19	32.75
4th Quarter	39.70	32.75
2008

October	39.70	36.18
November	36.17	33.13
December	35.80	32.75
January	45.20	33.15
February	46.47	39.42
March	46.39	39.22
April (through April 29)	47.19	37.40

Source: Economática

(*)	On May 13, 2004, we announced the reverse stock split of our shares by grouping 1,000 shares of same type and class into one single share, with a view to: (1) reducing administrative and operating costs for us and our shareholders; (2) improving the efficiency of record systems, controls and information disclosure; (3) increasing the visibility of quotes for our shares traded on the market by migrating to a per-share unit trading; and (4) decreasing the possibility of miscommunication with shareholders.

In the United States, the trading of our preferred shares in the form of ADSs, each representing one of our preferred shares, issued by the Depositary pursuant to a Depositary Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998, under the symbol TNE. As of December 31, 2007, there were 127,705,371 ADSs outstanding. The following table sets forth the reported maximum and minimum closing prices for ADSs on the NYSE for the period indicated.

	U.S. Dollars per ADS
	High	Low
2003	15.59	6.47
2004	18.21	10.00
2005	19.74	13.60
2006	19.24	11.65
2007	23.30	12.30
2006
1st Quarter	19.24	16.22
2nd Quarter	18.83	11.65
3rd Quarter	14.53	11.93
4th Quarter	15.77	14.21
2007
1st Quarter	14.61	12.30
2nd Quarter	19.78	14.02
3rd Quarter	23.00	19.31
4th Quarter	23.30	18.35

2008

October	23.30	21.13
November	22.16	18.57
December	21.55	18.35
January	25.96	18.86
February	26.83	23.00
March	26.54	22.98
April (through April 29)	27.75	21.73

Source: Economática

Until August 21, 2001, (1) the common shares and preferred shares of Telecomunicações do Rio de Janeiro S/A, or Telerj, Telecomunicações de Minas Gerais S/A, or Telemig, and Telecomunicações da Bahia S/A, or Telebahia, traded on the BOVESPA and (2) the common shares and preferred shares of Telecomunicações de Roraima S/A, or Telaima, Telecomunicações do Amazonas S/A, or Telamazon, Telecomunicações de Alagoas S/A, or Telasa, Telecomunicações do Amapá S/A, or Teleamapá, Telecomunicações do Ceará S/A, or Teleceará, Telecomunicações do Pará S/A, or Telepará, Telepisa, Telecomunicações do Sergipe S/A, or Telergipe, Telecomunicações do Rio Grande do Norte S/A, or Telern, Telest, Telecomunicações do Maranhão S/A, or Telma, Telecomunicações da Paraíba S/A, or Telpa and Telecomunicações de Pernambuco S/A, or Telpe also traded on Sociedade Operadora de Mercado de Acesso, or SOMA, an over-the-counter trading system based in Rio de Janeiro. After the corporate restructuring process in 2001, when the other 15 operating subsidiaries were merged into Telerj, thus creating Telemar Norte Leste S.A., all these companies began trading on the BOVESPA on September 24, 2001 under the symbol TMAR.

Market information

Trading on the BOVESPA

In May 2000, the nine Brazilian stock exchanges merged to create the BOVESPA. Since the merger, shares, debentures and other securities have been traded only in Brazil on the BOVESPA. Brazilian federal, state and municipal public debt have been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange.

There are no specialists or market makers for our shares on the BOVESPA.

Until the first half of 2007, the BOVESPA was a non-profit entity owned by its member brokerage firms. By the end of August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding, whose wholly-owned subsidiaries are the São Paulo Stock Exchange (organized over-the-counter stock exchange) and the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia S.A.), or CBLC (liquidation, settlement and custody). With BOVESPA going public, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are normally from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.

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

The BOVESPA is significantly less liquid than the NYSE or other major exchanges around the world. In 2007, the monthly trading volume of the BOVESPA reached U.S.$44.6 billion on average. Despite the fact that it is the shares and derivatives market that grows the most in the Americas and the third in the world in terms of average daily trading volume, with a financial volume in variable income corresponding to 71% of the total volume of all stock exchanges in Latin America in the first half of 2007.

As of December 2007, the aggregate market capitalization of the 385 companies listed on the BOVESPA was equivalent to R$2.2 trillion (47% appreciation compared to 2006) and the 10 largest companies listed on that exchange represented approximately 54% of the total market capitalization of all listed companies. In contrast, as of December 2007, the aggregate market capitalization of the companies listed on the NYSE was U.S.$27.1 trillion and the 10 largest companies listed on the NYSE represented approximately 34% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for 2007 was approximately R$3.8 billion (111% above 2006) and U.S.$119.2 billion (75% above 2006), respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.

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

Regulation of the Brazilian securities market

The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (2) the Brazilian corporate law; and (3) the regulations issued by the CVM, the CMN and the Central Bank (collectively, the Securities Laws).

Under Brazilian corporate law, a company is either publicly held (companhia aberta, such as us) or closely held (companhia fechada) depending upon whether or not its securities are listed. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.

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

The trading of shares is prohibited under certain circumstances as follows: (1) trading by the company of its own shares; (2) trading by the company’s controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its bylaws; (3) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (4) trading by the persons listed under (3) above during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.

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

Memorandum and articles of association

In addition to the description in this Item 10, the shareholder and investor should also review the copy of our bylaws attached as Exhibit 1.1 to this Form 20-F. Under Brazilian corporate law, no memorandum or articles of association are required. Our only constitutive documents are our bylaws and minutes of the regular shareholders’ meeting that provided for our incorporation.

Organization

We are a listed company duly registered with the CVM under number 01765-5, having its bylaws filed with the Board of Trade (Junta Comercial) of the state of Rio de Janeiro under number 33.3.0026253.9. According to Article 2 of our bylaws, our business purposes are:

•	to exercise control over companies that render public fixed-line telephone services in Region I described by the GPO, as approved by Decree No. 2,534 of April 2, 1998;

•	to promote, through subsidiaries or affiliates, the expansion and establishment of fixed-line telecommunications services in its concession area;

•	to promote, carry on or instruct the raising of funds from internal and external sources to be used by us or by our subsidiaries;

•	to promote and foster study and research activities aimed at the development of the fixed-line telecommunications sector;

•	to provide, through subsidiaries or affiliates, specialized technical services in the fixed-line telecommunications area;

•	to promote, foster and coordinate, through our subsidiaries or affiliates, the education and training of personnel involved in the fixed-line telecommunications sector;

•	to carry on or to foster the importation of goods and services for or through our subsidiaries or affiliates;

•	to carry out other activities that are similar or related to our business purposes; and

•	to invest in shares or quotas of other companies.

The Brazilian corporate laws and our bylaws contain provisions addressing how we are to be managed by our board of directors and executive officers.

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

The total amount of compensation for directors is decided by the shareholders at the shareholders’ meeting. However, the allocation of that compensation to each individual director is decided upon by the board of directors. No director, officer or employee may borrow money from us.

Allocation of net income and distribution of dividends

At each ordinary shareholders’ meeting, the shareholders shall approve, based on a proposal made by the board of directors, the allocation of net income for the preceding fiscal year, subject to the following:

•	5% to a legal reserve, not to exceed 20% of our paid-in capital; and

•

25% of the adjusted net income as provided for in article 202 of Brazilian corporate law (Mandatory Dividend), being, such amount increased if required to satisfy payment of dividends to holders of our preferred shares.

Whenever we accumulate or reserve profits, the board of directors may authorize the allocation of interim dividends, as provided under Brazilian corporate law. Dividends not claimed within three years will revert back to us. See “Item 8. Financial information.” We may also elect to make payments to shareholders through interest on shareholders’ capital. See “—Taxation—Brazilian tax considerations—Distribution of interest on shareholders’ equity.”

Our bylaws provide for a minimum non-cumulative dividend on preferred shares, or the Preferred Dividend, equal to the greater of (i) 6.0% per year of the value of our total share capital divided by the total number of shares or (ii) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares. As a result of such provision, holders of preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of common shares.

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

Shareholders’ meetings

The ordinary shareholders’ meeting is held once a year, typically during the first four months following the end of the preceding fiscal year. The main agenda for an ordinary shareholders’ meeting is to approve management’s account and to discuss and approve the financial statements for the preceding fiscal year. We can call special meetings at any time when its interests so require.

At a duly convened meeting, our shareholders have the power to vote and decide any and all matters related to our corporate purpose and to pass any resolutions they deem necessary for our protection and development.

We convene shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date. Additionally, pursuant to our bylaws, special meetings called to decide on the following matters must be called 30 days in advance of the scheduled meeting date:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by our bylaws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares, or the creation of a new class of preferred shares with superior rights;

•	a reduction of the mandatory dividend set forth in our bylaws;

•	the approval of a merger, spin-off or consolidation;

•	Our participation in a grupo de sociedades;

•	a change in our business purpose;

•	the creation of founders’ shares, or partes beneficiárias;

•	the cessation of our liquidation process; and

•	the approval of our dissolution.

The notice must always contain the meeting’s agenda and, in case of a proposed amendment to the bylaws, an indication of the subject matter affected by such proposal.

The board of directors or, in some specific situations as set forth in Brazilian corporate law, the shareholders or the fiscal council has the power to call shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by its attorney-in-fact so long as that attorney-in-fact has been appointed within one year of the meeting. The attorney-in-fact must be another shareholder, a member of our management, a lawyer, or a financial institution. The power of attorney must comply with certain formalities set forth in Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of our issued and outstanding common shares, except as set forth by the Brazilian corporate law. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published.

However, if the purpose of the meeting is to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If this quorum is not met, the board of directors may call a second meeting, in accordance with the rules of publication described above, where notice must be given at least eight calendar days prior to the scheduled meeting date. No minimum quorum requirements apply to the second meeting, except that certain voting requirements may still apply as described below.

Voting rights

Each of our common shares entitles its holder to one vote at our shareholders’ meetings. Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by the vote of holders of the majority of our outstanding common shares. Abstentions are not taken into account.

Holders of our preferred shares may acquire voting rights if we fail to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid. In addition, preferred shareholders are entitled to vote on proposals to:

•	approve long-term agreements between us and our related parties (subsidiaries, controlling shareholders, companies under common control), except for market standard agreements; and

•

amend or repeal provisions of our bylaws requiring (i) shareholder approval for long-term agreements between us and our related parties; (ii) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened; and (iii) the preparation of an economic-financial analysis by independent experts before mergers, spin-offs, consolidations or dissolutions of subsidiaries can be approved.

Pursuant to Brazilian corporate law, the approval of the following matters depends on: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of our issued and outstanding common shares:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in our bylaws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; and

•	the creation of a new class of preferred shares with superior rights.

Preferred shareholders do not vote on any other matter in addition to the ones previously mentioned, but they can elect one member and respective alternate to sit on our fiscal council and, if they come to hold more than 10% of our capital stock, they can elect one member and respective alternate to sit on our board of directors. See “Item 6. Directors, senior management and employees.”

Notwithstanding the actions described above, the approval by holders of a majority of our issued and outstanding common shares is required to approve the following matters:

•	a reduction of the mandatory dividend set forth in our bylaws;

•	the approval of a merger, spin-off or consolidation;

•	our participation in a grupo de sociedades;

•	a change in our business purpose;

•	the creation of partes beneficiárias;

•	the cessation of our liquidation process; and

•	the approval of our dissolution.

Fiduciary Duties and Conflicts of Interest

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

Brazilian corporate law also provides that a director or officer shall not take part in any (i) corporate transaction in which they have an interest that conflicts with those of the company; or (ii) decision made by other directors or officers regarding such conflicting transaction. The conflicted director or officer shall disclose their impediment to other directors or officers and request that the nature and extent of their interests be recorded in the minutes of the board of directors’ or executive officers’ meeting. In addition, a director or officer may only execute contracts with a company under reasonable and fair terms in line with prevailing market standards or in accordance with the same guidelines that the company would observe when executing contracts with unrelated third parties. Any business executed by such director or officer and us in disagreement with these rules may be voided and the director or officer required to return to us any benefits incurred.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporation Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporate Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporate Law and our by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Withdrawal rights.”

Mandatory Tender Offers

The Brazilian Corporate Law requires that if we are delisted or there is a substantial reduction in liquidity of our shares, as defined by the CVM, in each case as a result of purchases by our controlling shareholders, our controlling shareholders must effect a tender offer for acquisition of our remaining common shares at a purchase price equal to the fair value of our common shares taking into account the total number of our outstanding common shares.

If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation to effect a public offer for the purchase of all of our common shares for the same price per share paid to the controlling shareholders. The tender offer must be submitted to the Brazilian Securities Commission within 30 days from the date of execution of the documents that provide for the change of control.

Withdrawal rights

Brazilian corporate law provides that under certain circumstances the shareholder has the right to withdraw from a company and to receive a payment for his or her equity interest. The amount to be received by the withdrawing shareholder must be calculated based on the company’s economic value, which, in turn, is calculated based on company’s last approved balance sheet, and which cannot be higher than such company’s net equity.

Withdrawal rights may be exercised:

(i) by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in our bylaws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision that is superior to those of existing preferred shares.

(ii) by all dissenting or non-voting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our bylaws;

•	the approval of our incorporation or merger into another company;

•	transfer of all of our outstanding shares to another company in order to make us a wholly-owned subsidiary of such other company (incorporação de ações);

•	our participation in a group of companies (grupo de sociedades);

•	a change in our business purpose;

•

our spin-off, if such spin-off implies (a) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (b) a reduction of the mandatory dividend set forth in our bylaws, or (c) our participation in a group of companies; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law.

Notwithstanding the above, in the event that we are consolidated or merged with another company, becomes part of a grupo de sociedades, or acquires the control of another company for a price in excess of certain limits imposed by Brazilian corporate law, holders of any type or class of shares that are marketable and dispersed in the market will not have the right to withdraw. Shares are considered marketable when that type or class of share comprises a general stock exchange index, as defined by the CVM, in Brazil or abroad. Shares are considered dispersed in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.

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

Withdrawal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting. Within 10 days after the expiration of the exercise period of withdrawal rights, we are entitled to reconsider any resolution or decision that gave rise to such withdrawal rights, in the event that reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on our financial stability.

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

Liquidation procedures

In the event of our liquidation, holders of our preferred shares have priority over common shareholders in the reimbursement of capital, with no premium. The reimbursement amount to which they are entitled is based on the portion of capital stock represented by our preferred shares, as adjusted from time to time to reflect capital increases or reductions. After payment of all of our creditors, residual assets, if any, will be applied towards the amount of capital represented by our preferred shares to its respective holders. Once holders of our preferred shares have been fully reimbursed, holders of our common shares will be reimbursed, to the extent of remaining assets, if any, on the portion of capital stock represented by our common shares. All of our shareholders will participate equally and ratably in any remaining residual assets.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our by-laws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Form and transfer of securities

Our shares are maintained in book-entry form with Banco do Brasil, or the Registrar, that serves as the registrar for our shares that are freely traded on the BOVESPA. To make a transfer, the Registrar debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed on the investor’s behalf by its local custodian.

The BOVESPA and clearing agents, such as member brokerage firms and banks, control Brazil’s clearing house, the CBLC, for equity of Brazilian listed companies. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with CBLC. Our shareholder registry indicates which shares are kept at the CBLC system.

Transfer of control

According to the General Telecommunications Law, the control of a fixed-line service provider can only be transferred:

•	after the approval of ANATEL;

•	after five years counted from the date of privatization, provided that it is in compliance with its regular obligations;

•	to a company that fulfills all technical, legal, economic and financial requirements imposed by applicable regulations; and

•	if the transaction does not hinder competition and does not put at risk the performance of the obligations under the concession contract.

Even after this five-year minimum holding period, if the transfer of control results in a same concessionaire being able to service, directly or indirectly, different concession regions, ANATEL may refuse to approve such transfer of control if it deems that such refusal is necessary to preserve the terms of the Concession Agreement.

The disposal of control of a publicly held company, such as we are, can only be effected on condition that the acquirer undertakes to make a public offering to purchase the voting shares of the remaining shareholders, at a price equal to at least 80% of the amount paid for each voting share of the controlling block. Minority shareholders will have the option to keep their shares, upon receipt of a premium equal to the control premium paid in excess of the market value of such voting shares. The public offering must comply with applicable CVM regulations.

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

Our bylaws require that approval by our shareholders of mergers, spin-offs or dissolution of our subsidiaries be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably. The shareholders of the companies involved in the process shall have full access to such economic-financial analysis report.

Amendments

Our bylaws were last consolidated and restated on December 29, 2004, being amended thereafter just once to change article 5, regarding shareholders’ capital.

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

Material contracts

We do not have any material contracts other than those entered into in our ordinary course of business and that have not already been mentioned.

Exchange controls and other limitations affecting shareholders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the depositary of the common shares underlying the ADSs, or holders who have exchanged ADSs for preferred from converting dividends, distributions or the proceeds from any sale of such preferred into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key information—Risk Factors—Risks relating to our preferred shares and ADSs.”

Foreign investors may register their investments under Law No. 4,131, or Resolution No. 2,689 of the CMN. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

All investments made by a foreign investor under Resolution No. 2,689 will be subject to an electronic registration with the Central Bank.

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

Pursuant to Resolution No. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Central Bank.

Securities and other financial assets held by the foreign investor pursuant to the Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or in registry, clearing and custody systems authorized by the Central Bank or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.

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

To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of ADSs, the Central Bank has issued an electronic certificate of foreign capital registration in the name of the depositary, which is kept by the custodian on the depositary’s behalf. Pursuant to the electronic certificate of foreign capital registration, the custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the preferred shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the depositary, so that it can in turn forward such proceeds to the ADS holders of record.

In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Central Bank. Thereafter, unless the preferred shares are held by a duly registered investor pursuant to Resolution No. 2,689 or unless a holder of preferred shares applies for and obtains a new certificate of registration, such holder may not be able to convert reais into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. Also, if not registered under Resolution No. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Item 3. Key information—Risk factors—Risks relating to our preferred shares and ADSs—If you exchange ADSs for preferred shares, you may risk temporarily losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “Item 10. Additional information—Taxation—Brazilian tax considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3. Key information—Risk Factors—Risks relating to Brazil.”

Registered capital

Investments in preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder, who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such preferred shares. The Registered Capital per preferred shares purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per preferred shares withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BOVESPA on the day of withdrawal or (2) if no preferred shares were traded on that day, the average price on the BOVESPA during the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

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

In the specific case of the temporary contribution on financial transactions (Contribuição Provisória sobre Movimentações Financeiras), or CPMF, as of December 13, 2007, the Brazilian Senate rejected the proposal to extend it until 2011. The effectiveness of the CPMF terminated on December 31, 2007.

Taxation of dividends

Dividends we paid in cash or in kind from profits of periods beginning on or after January 1, 1996, (i) to the Depositary in respect of our preferred shares underlying ADSs, or (ii) to a non-Brazilian holder in respect of our preferred shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the we subsequently redeem the stock or the non-Brazilian holder sells the stock in Brazil.

The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in that treaty.

Distribution of interest on shareholders equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP (6.25% per year for the six-month period beginning January 2008) as determined by the BNDES. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made; or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of Our board of directors.

Distribution of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of our preferred shares, including payments to the Depositary in respect of our preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the income tax rate of 15%, except for payments to persons who are exempt from income tax in Brazil, which payments are free of Brazilian income tax, and except for payments to persons situated in tax havens, which payments are subject to an income tax at a 25% rate.

Our board of directors may recommend at their sole discretion that distributions of profits be made in form of interest on shareholders’ equity instead of an ordinary dividend payment.

Amounts paid as interest on shareholders’ equity (net of applicable withholding tax) may be treated as a payment of the mandatory dividend that we are obligated to distribute to its shareholders as provided for in Brazilian corporate law. Distributions of interest on shareholders’ equity in respect of our preferred shares, including distributions to the Depositary in respect of our preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of gains outside Brazil

Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between holders outside Brazil and that are not Brazilian residents was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law No. 10,833 of 2003 provides that, commencing on February 1, 2004, the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law No. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.

The Brazilian tax authorities have recently issued a normative instruction confirming that, pursuant to Law No. 10,833, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian holders outside Brazil, whose assets are located in Brazil. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law No. 10,833 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil. However, the sale or other disposition of shares abroad, or the deposit of shares in exchange for ADSs or the withdrawal of shares upon cancellation of ADSs, would be subject to the provisions of Brazilian Law No. 10,833. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or, if the investor is located in a tax haven jurisdiction, 25%. Law No. 10,833 requires the purchaser of our shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law No. 4,131 of 1962.

Taxation of gains in Brazil

The exchange of ADSs for shares is not subject to Brazilian tax. A holder of ADSs may exchange its ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of such exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as either (i) a foreign portfolio investment under Resolution No. 2,689, or (ii) foreign direct investment under Law No. 4,131.

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

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our preferred shares or ADSs by a non-Brazilian, except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state, to individuals or entities that are resident or domiciled within such Brazilian state. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of our preferred shares or ADSs.

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

IOF may also be levied on transactions involving bonds or securities, or IOF/ Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to our preferred shares and ADSs is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% over the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our preferred shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that are initial purchasers of our preferred shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of our preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used below, a “U.S. holder” is a beneficial owner of a preferred share or ADS that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our preferred shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which are listed on the New York Stock Exchange), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our preferred shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our preferred share or ADS on which it is paid and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by us generally will be treated as dividends for U.S. federal income tax purposes.

A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of our preferred shares or, in the case of a dividend received in respect of ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Subject to the discussion under “—Passive Foreign Investment Company Rules,” a Non-U.S. holder of preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on such shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Sale, Exchange or Other Disposition of Preferred shares or ADSs

A deposit or withdrawal of preferred shares by a U.S. holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in its preferred shares or ADSs (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale or exchange of a preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

The initial tax basis of a U.S. holder’s preferred shares or ADSs will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If our preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the dollar value of the cost of such preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. holder.

With respect to the sale or exchange of preferred shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. holder and (ii) the date of disposition in the case of an accrual basis U.S. holder. If our preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a Non-U.S. holder of preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other disposition of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Other Brazilian taxes

Any Brazilian IOF tax or CPMF tax (as discussed under “—Taxation—Brazilian tax considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although a U.S. holder may be entitled to deduct such taxes if it elects to deduct all of its foreign income taxes. U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our taxable year ended December 31, 2007. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the taxable year ended December 31, 2008 or any future year, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we are or become a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our shares) and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

If we were a PFIC, a U.S. holder of preferred shares or ADSs may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or a QEF election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. holder to make a QEF election with respect to us.

If our preferred shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. holder may make a mark-to-market election with respect to our preferred shares or ADSs, as the case may be. If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the preferred shares or ADSs, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the preferred shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a

U.S. holder makes the election, the holder’s tax basis in the preferred shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of preferred shares or ADSs will be treated as ordinary income. The preferred shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The New York Stock Exchange is a qualified exchange and the BOVESPA may constitute a qualified exchange for this purpose provided the BOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, we cannot be certain that our ADSs or preferred shares will continue to trade on the New York Stock Exchange or BOVESPA, respectively, or that our preferred shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

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

Copies of documents referred to in this annual report and our bylaws are available for inspection upon request at TNL’s registered offices at: Our registered office is at Rua Humberto de Campos, 425/8th floor, ZIP 22430-190, Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil, telephone (55-21) 3131-1208.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks related to changes in exchange rates and interest rates. We are subject to risks related to exchange rates because certain costs are denominated in currencies (mainly U.S. dollars) other than those in which we record our revenues (mainly reais). We are subject to risks arising out of changes in interest rates that may affect its financing costs. In 2000, we started to use derivative instruments, such as interest rate swaps in foreign currency and foreign-currency fixed agreements, foreign currency options and interest rate swaps or fixed-rate agreements to manage these market risks. We do not hold or issue derivatives or other financial instruments for purposes of trading.

Exchange rate risk

Since January 1999, the value of the real has been extremely volatile. From December 31, 1998 to December 31, 1999, the real depreciated by 49.7% as compared to the U.S. dollar and, on December 31, 1999, the exchange rate for purchase of U.S. dollars was R$1.7890 per U.S.$1.00. In 2000, fluctuations of the real exchange rate were not as material as in 1999. The variation was between R$1.7234 and R$1.9847 per U.S.$1.00, while the average exchange rate was R$1.8295 per U.S.$1.00 in 2000, a slight appreciation (0.9%) of the real as compared to the average rate in 1999. However, in 2001, the real continued to depreciate against the U.S. dollar. The exchange rate varied between R$1.9357 and R$2.8007 per U.S.$1.00, while the average rate reached R$2.3532 per annum, a depreciation of 28.3% in the period. In 2002, the exchange rate varied between R$2.2709 and R$3.9552 per U.S.$1.00, while the average rate reached R$2.9983 per U.S.$1.00, a depreciation of 27.4% in the period. In 2003, the exchange rate varied between R$2.8219 and R$3.6623 per U.S.$1.00, while the average rate reached R$3.0715 per U.S.$1.00, an appreciation of 18.2% in the period. In 2004, the exchange rate varied between R$2.6544 and R$3.2051 per U.S.$1.00, while the average rate reached R$2.9257 per U.S.$1.00, an appreciation of 8.13% in the period. See “Item 3. Key information—Exchange Rates.”

As of December 31, 2007, about 35% of our debt was denominated in foreign currency without taking into consideration the effects of hedging. As a result, we are subject to exchange risks that may adversely affect our activities, financial condition, assets and liabilities and results of operations, as well as our ability to pay debt service obligations. In 2007, we maintained the policy to restrict our exposure to the exchange risk by means of foreign-currency swap agreements and options. As of December 31, 2007, about R$440 million, or 28% of the total debt denominated in foreign currency was not hedged. Accordingly, an adverse change of 1% in the real/U.S. dollar exchange rate would result in an increase of R$4 million in our debts as of December 31, 2007. For further information about swap agreements and other financial instruments we use, see Note 29 to our consolidated financial statements.

We are subject to exchange risks in connection with capital expenditures. In 2007, approximately 24% of our capital expenditures were denominated in U.S. dollars. The potential loss for us in relation to capital expenditures for 2007 arising out of an adverse change in the real/U.S. dollar parity of 1%, assuming that we incurred in all estimated expenditures notwithstanding this adverse change in the rates, would be of approximately R$6.5 million.

Interest rate risk

As of December 31, 2007, we recorded approximately R$9,390 million in outstanding loans and financing, including R$2,247 million in local non-convertible debentures. As of December 31, 2007, about 96% of our debt denominated in local currency of R$5,036 million was remunerated at variable interest rates based on the TJLP or the Interbank Deposit Certificate (CDI) rate, and approximately 62% of the debt denominated in foreign currency (mainly U.S. dollars) was remunerated at variable interest rates mainly based on the LIBOR rate. As of December 31, 2007, we did not record outstanding derivative agreements to limit our exposure to the TJLP or CDI rate variation. However, we invested our liquidity excess (R$6,646 million as of December 31, 2007) mainly in short-term instruments and, therefore, our exposure to the Brazilian interest rate risk is partially limited by the investments in Brazilian currency at variable interest rates, which, in general, bear interest at overnight interest rates on the CDIs.

Each increase of 100 basis points of the CDI rate would result in an effect on the assets denominated in reais of R$59 million and R$21 million on the liabilities, in the event of a sudden and adverse change of 100 basis points in the interest rates applicable to the financial assets and liabilities as of December 31, 2007. An increase of 100 basis points in the LIBOR in U.S. dollars would result in an increase of R$17 million in the liabilities denominated in U.S. dollars. The analysis of the matter discussed above is based on the assumption that an adverse change of 100 basis points in the CDI or LIBOR rate, however the case may be, in relation to December 31, 2007, would be applicable to each similar category of financial assets and liabilities and maintained for one year. See “Item 3. Key information—Risk Factors—Risks related to Brazil.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are not in default in any agreement nor late with the payment of dividends or default interest.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders since the filing of our last Annual Report on Form 20-F.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures (as defined in Rule 13 a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 20-F, our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2007 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2007, we did maintain effective internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework, issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein

Changes in Internal Control Over Financial Reporting

Throughout the third quarter of 2006 and continuing into 2007, management, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and Sarbanes-Oxley steering committee, has been actively engaged in the implementation of remediation efforts to address the material weakness that was in existence as of December 31, 2006 and previously disclosed in our 2006 Annual Report on Form 20-F.

The following describes the major controls that have been implemented to remediate the material weakness that existed as of December 31, 2006:

a)	Created a electronic spreadsheet individually identifying all judicial deposits;

b)	Implemented an automated system to control the data of each legal deposit account;

c)	Implemented a reconciliation process through which information received from banks related to judicial deposits is reconciled monthly;

d)	Created improved quality standards related to this information received from banks; and,

e)	Implemented a monitoring process through which any deviations from the controls related to judicial deposits that were implemented and best practices related to judicial deposits are discussed on a recurring basis.

As of December 31, 2007, a group specifically designated to address the internal control issues related to judicial deposits and escrow accounts completed the above remediation efforts. As a result of this work, we have concluded that the previous material weakness as disclosed in our 2006 Annual Report on Form 20-F has been remediated as of December 31, 2007.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes a “financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Mr. Ricardo Malavazi Martins is our fiscal council financial expert. Mr. Martins’s biographical information is included in “Item 6. Directors, Senior Management and Employees—Fiscal council and board of auditors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Conduct and Transparency that applies to its directors, officers, managers, controlling shareholders and members of the fiscal council in accordance with CVM rules satisfying the requirements of Brazilian Law. A copy of this Code of Conduct and Transparency is incorporated herein by reference to Exhibit 11.01 to our Form 20-F for the year ended December 31, 2002. Our Code of Conduct and Transparency does not address all of the principles set forth by the SEC in Section 406 of the Sarbanes-Oxley Act. However, it does contain many of the principles set forth in the SEC’s definition of a Code of Ethics, including standards that are (i) reasonably designed to promote full, fair, accurate and timely disclosure in reports and documents that we file with, or submits to, the SEC, and (ii) reasonably designed to deter certain wrongdoing, principally the prohibition against trading on inside information.

We have adopted a Code of Ethics on September 26, 2007, which supplements our Code of Conduct and Transparency. It was the result of a long process initiated in April from the joint effort of the Ethics Committee and a technical group formed by employees from several departments. The new Code of Ethics was based on the benchmark of 23 Brazilian and foreign companies, and reflects the organizational principles and values that must rule the actions and behavior of all employees, including our directors, officers and managers. The Ethics Committee is responsible for the management of the Code of Ethics with the support of the Ethics Agents (31 employees chosen to spread the culture, pass on orientations and reinforce the importance of the knowledge and compliance with this management tool). The Ethics Channel was also created to serve as a link to documents in connection with the Code of Ethics, members of the Ethics Committee and Ethics Agents, Regulation of the Disciplinary Regime and the Channel for Denouncements. We met our target as to the number of employees that adhered to the Code of Ethics in January 2008. See Exhibit 11.02 to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm in each of the last two fiscal years in each of the following categories are as follows:

	Total Fees
	2006	2007
	(In thousands reais)
Audit fees(1)	3,579	5,653
Audit-related fees(2)	1,431	687

Total fees	5,010	6,340

(1)	Audit fees for the years ended December 31, 2006 and 2007 consist of fees billed for professional services rendered for the audits and reviews of our consolidated financial statements and other services normally provided in connection with (1) statutory and regulatory filings, which mainly include the statutory audits of financial statements of some of our subsidiaries, (2) the certification of Sarbanes-Oxley Act rules and (3) the review of documents filed with the CVM and the SEC.
(2)	Audit-related fees for the years ended December 31, 2005 and 2006 consist of fees billed for assurance and related services that are traditionally performed by independent accountants that are reasonably related to the performance of the audit or review of our financial statements. These services include consulting in connection with accounting and reporting standards and services related to the design and reviews of internal controls to comply with Sarbanes-Oxley Act.

For pre-approval policies and procedures, see “Item 6. Directors, senior management and employees—Fiscal council and board of auditors.”

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. For the applicable reasons, see “Item 6. Directors, senior management and employees—Fiscal council and board of auditors.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Please see “Item 4. Information on the Company — Developments since January 1, 2008 — Recent Developments — Repurchase program of the shares of TMAR, by TMAR, for cancellation or maintenance in treasury.” As of April 29, 2008, TMAR had repurchased 223,500 preferred shares class A (TMAR 5) and paid R$17.4 million for these shares.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	TNL’s Financial Statements

(b)	List of Exhibits

No.	Description
1.01	Bylaws of Tele Norte Leste Participações S.A., as amended. (Incorporated by reference to our Form 20-F for the year ended December 31, 2006).

4.01	New Standard Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.02	New Standard Concession Agreement for LDN Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.08	Instrument of Authorization for Multimedia Communications Service of Public Interest, between ANATEL and TNL PCS S.A., No. 14/2006, dated February 22, 2006. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

8.01	List of Subsidiaries.

11.01	Code of Conduct and Transparency. (Incorporated by reference to our Form 20-F for the year ended December 31, 2002.)

11.02	Code of Ethics.

12.01	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: May 5, 2008

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: May 5, 2008

/s/ José Luís Magalhães Salazar
	Name:	José Luís Magalhães Salazar
	Title:	Chief Financial Officer

Tele Norte Leste Participações S.A.

Consolidated Financial Statements

at December 31, 2007 and 2006

and for the three years ended December 31, 2007

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of changes in shareholders equity and consolidated statements of changes in financial position present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2007 and 2006, and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2007 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and approved Brazilian auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36, 38 and 39 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements, taken as a whole, and on the effectiveness of internal control over financial reporting. The consolidated statement of cash flows for each of the three years in the period ended December 31, 2007, is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. This statement has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the consolidated financial statements taken as a whole.

Rio de Janeiro, May 5, 2008

/s/ PricewaterhouseCoopers Auditores Independentes

PricewaterhouseCoopers Auditores Independentes

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31

Expressed in millions of Brazilian Reais

	2007	2006
ASSETS
Current assets
Cash and cash equivalents	6,690	4,687
Trade accounts receivable, net	3,286	3,804
Recoverable taxes	1,876	934
Deferred taxes	237	236
Prepaid expenses	352	336
Inventories	124	171
Other current assets	159	206

Total current assets	12,724	10,374

Long-term assets
Credits receivable	61	281
Deferred taxes	1,984	1,886
Recoverable taxes	248	249
Judicial deposits and blockings	1,741	1,404
Prepaid expenses	430	211
Other long-term assets	97	81

Total long-term assets	4561	4,112

Investments	44	22
Property, plant & equipment	11,529	11,733
Intangible assets	1,598	1,385
Deferred charges	330	369

TOTAL ASSETS	30,786	27,995

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Suppliers	2,051	1,971
Loans and financing	1,960	1,999
Dividends and Interest on shareholders’ capital	917	554
Taxes other than on income	637	540
Deferred tax and taxes on income	755	293
Payroll, and related accruals	198	138
Tax financing program	135	126
Debentures	76	93
Other current liabilities	163	172

Total current liabilities	6,892	5,886

Long-term liabilities
Loans and financing	5,183	5,318
Debentures	2,171	2,160
Provisions for contingencies	2,334	2,428
Tax financing program	683	766
Taxes other than on income	225	199
Other long-term liabilities	135	110

Total long-term liabilities	10,731	10,981

Deferred income	8	13

Minority interests	2,490	2,156

Stockholders’ equity
Capital stock	4,689	4,689
Capital reserves	25	25
Investment reserve	5,999	4,408
Legal reserve	325	210
Treasury stock	(373)	(373)

Total stockholders’ equity	10,665	8,959

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	30,786	27,995

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Operations

	Years ended December 31,
	2007	2006	2005
Net operating revenue
Services provided	17,413	16,553	15,980
Sales of handsets and accessories	171	319	767

	17,584	16,872	16,747

Cost of goods sold and services rendered
Services provided	(8,999)	(8,782)	(7,960)
Sales of handsets and accessories	(262)	(578)	(836)

	(9,261)	(9,360)	(8,796)

Gross profit	8,323	7,512	7,951

Operating expenses
Selling expenses	(2,691)	(2,593)	(2,680)
General and administrative expenses	(1,226)	(1,207)	(1,084)
Other operating expenses, net	(260)	(611)	(757)

	(4,177)	(4,411)	(4,521)

Operating income	4,146	3,101	3,430

Interest expenses, net	(424)	(1,289)	(1,616)

Income from continuing operations before tax	3,722	1,812	1,814

Income tax and social contribution	(877)	(210)	(371)

Minority interest	(487)	(292)	(329)

Net income	2,358	1,310	1,114

Stock outstanding at the balance sheet date (in thousands of shares)	382,122	382,122	382,122

Net income per share outstanding at the balance sheet date (in Reais)	6.01	3.43	2.92

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Statements of Changes in Stockholders’ Equity (Parent Company)

Expressed in millions of Brazilian Reais

	Capital stock	Tax incentives and donations	Legal reserve	Unrealized income reserve	Investment reserve	Retained earnings	Treasury stock	Total
At December 31, 2005	4,689	24	148	272	3,599		(373)	8,359

Tax incentives		1						1
Reversal of unrealized income reserve				(272)		272
Net income for the year						1,248		1,248
Appropriation to legal reserve			62			(62)
Interest on shareholders capital (R$0.7850 per share)						(300)		(300)
Dividends proposed (R$0.0785 per share)						(30)		(30)
Appropriation to investment reserve					1,128	(1,128)

At December 31, 2006	4,689	25	210		4,727		(373)	9,278

Dividends prescribed						18		18
Net income for the year						2,297		2,297
Appropriation to legal reserve			115			(115)
Interest on shareholders capital (R$1.5478 per share)						(592)		(592)
Dividends (R$0.2094 per share)						(80)		(80)
Appropriation to investment reserve					1,528	(1,528)

At December 31, 2007	4,689	25	325		6,255		(373)	10,921

	2007	2006
Stockholders’ equity per share	28.58	24.28

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of changes in financial position

	Years ended December 31,
	2007	2006	2005
	(expressed in millions of Brazilian Reais)
Financial resources were provided by:
Operations:
Net income for the year	2,358	1,310	1,114
Minority interest in income of consolidated subsidiary	487	292	329
Expenses (Income) not affecting working capital:
Depreciation	2,470	3,012	3,214
Amortization of deferred charges	67	66	67
Amortization of goodwill	75	75	76
Amortization of negative goodwill	(6)	(6)	(6)
Equity accounting adjustment and capital gain		1	(66)
Loss on sale of property, plant and equipment	(39)	12	10
Provision for losses on assets discontinued	(8)	10	40
Provisions for contingencies	416	1,052	927
Long-term interest and monetary and exchange variations	(24)	245	259
Reversal of provision for losses on tax incentives		(5)
Long-term interest on financed taxes and contributions	46	63	82
Long-term deferred income tax and social contribution	(98)	(446)	29
Realization of deferred income	1	(2)	(2)

	5,745	5,679	6,073

Third parties:
Tax incentives	243	160	83
Transfer from long-term assets to current assets	1,171	621
Disposal of permanent asset	65	16	6
Dividends and interest on shareholders’ capital prescribed	27		43

	1,506	797	132

Total funds provided	7,251	6,476	6,205

Financial resources were used for:
Increase in long-term receivables	1,312	1,048	375
Purchase of treasury stock by Parent Company			71
Purchase of treasury stock by subsidiaries			57
Increase in permanent assets:
Investments	167	4	4
Property, plant and equipment and intangible assets	2,435	2,327	2,447
Deferred charges	27	9	4
Transfer from long-term liabilities to current liabilities	1,295	(403)	3,825
Dividends and interest on shareholders capital proposed	671	330	989
Working capital of subsidiary eliminated upon consolidation (Contax Participações S.A. and subsidiary)			57

Total funds used	5,907	3,315	7,829

Increase (decrease) in working capital	1,344	3,161	(1,625)

Changes in working capital
Current assets
At the end of the year	12,724	10,374	9,839
At the beginning of the year	10,374	9,839	10,941

	2,350	535	(1,102)

Current liabilities
At the end of the year	6,892	5,886	8,512
At the beginning of the year	5,886	8,512	7,989

	1,006	(2,626)	523

Increase (decrease) in working capital	1,344	3,161	(1,625)

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Cash flow statement

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flow from operating activities
Net income for the year	2,358	1,310	1,114
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	487	292	329
Accrued interest	721	1,105	1,433
Depreciation	2,470	3,012	3,214
Provisions for contingencies	416	1,052	927
Amortization of deferred charges	67	66	67
Amortization of goodwill	75	76	76
Amortization of negative goodwill on AIX	(6)	(6)	(6)
Equity accounting adjustments	6	1	(66)
Loss on sale og property, plant and equipment	25	27	16
Reversal of provision for losses on investments		(5)
Provision for losses on discontinued assets	(8)	10	40
Monetary correction of dividends and interest on shareholders’ capital	5	14	38
Realization of deferred income	1	(2)	(2)
Monetary correction of tax refinancing program	55	72	93

	6,672	7,024	7,273
(Increase) reduction in assets
Accounts receivable	518	(94)	(151)
Credits receivable	197	(175)	(3)
Taxes deferred and recoverable	(1,040)	(25)	(498)
Prepaid expenses	(235)	108	(166)
Judicial deposits and blockings	(209)	(376)	(272)
Inventories	47	(11)	72
Other assets	81	22	159
Increase (reduction) in liabilities
Suppliers	79	162	14
Payroll and related accruals	60	8	(52)
Taxes payable and deferred	569	(314)	269
Tax refinancing program	(129)	(122)	(112)
Provisions for contingencies	(623)	(662)	(710)
Other liabilities	(28)	45	94

Net cash provided by operating activities	5,959	5,590	5,917

Cash flow from investing activities
Acquisition of property, plant and equipment	(2,435)	(2,327)	(2,447)
Investments, net	(167)	(4)	(5)
Deferred charges	(27)	(9)	(4)

Net cash used in investing activities	(2,629)	(2,340)	(2,456)

Cash flow from financing activities
Proceeds form long-term loans, financing and debentures	1,838	3,395	771
Repayment of principal and interest on long-term loans, financing and debentures	(2,739)	(4,784)	(4,399)
Purchase of treasury stock by Parent Company			(71)
Purchase of treasury stock by subsidiaries			(57)
Cash from subsidiary (Spin-off Contax Participações S.A. and subsidiary)			(85)
Payment of dividends and interest on shareholders capital	(406)	(945)	(1,321)

Net cash used in financing activities	(1,307)	(2,334)	(5,162)

Net increase (reduction) in cash	2,023	916	(1,701)

Cash at the beginning of the year	4,687	3,771	5,472
Cash at the end of the year	6,710	4,687	3,771

Change in cash position	2,023	916	(1,701)

Supplemental cash flow information
Income tax and social contribution paid	729	636	503
Interest paid	842	865	951
Cash paid against provisions for contingencies	511	563	584

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

1	DESCRIPTION OF BUSINESS

Tele Norte Leste Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements. The Parent Company was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, subsidiary of Telemar Participações S.A. (“Telemar Participações”) which at December 31, 2007 and 2006 held 17.48% of total capital and 52.45% of voting capital.

The Parent Company is registered with the “Comissão de Valores Mobiliários — CVM” (Brazilian securities and exchange commission) as a publicly held company whose stock is listed on the “Bolsa de Valores de São Paulo — Bovespa” (São Paulo stock exchange). The Parent Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depositary Shares (ADSs)— Level II are listed on the New York Stock Exchange (NYSE) through American Depositary Receipts (ADRs). 48.89% of our preferred stock is negotiated on the NYSE through ADRs.

(a)	The Company’s main business is divided into the following segments:

Fixed-line telecommunications

Telemar Norte Leste S.A. (“Telemar”) is the principal provider of fixed-line telecommunications services in its operation area —Brazil’s Region I — comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of this region’s Sector 3, covering the 57 municipalities of the “Triângulo Mineiro” and “Alto Paranaíba” areas in the state of Minas Gerais, where “Companhia de Telecomunicações do Brasil Central — CTBC” (local telephone company), operates). These services are provided under the terms of the concessions granted by “Agência Nacional de Telecomunicações—Anatel” (national telecommunications agency), the regulatory body for the Brazilian telecom sector, which are in force until 2025.

Telemar also holds the Anatel concession to provide national long distance services within Region I. Until July 20, 2002, this concession only allowed for the provision of outgoing and incoming calls within said operating area. As from that date, Telemar is also allowed to provide outgoing calls from Region I (excluding Sector 3) to other regions, due to Telemar’s early meeting of its obligations under the “Plano Geral De Metas de Universalização – PGMU” (general plan for universalization targets), set for December 31, 2003.

Telemar is controlled by the Parent Company, which on December 31, 2007 and 2006 held 80.89% of its total capital and 97.24% of its voting capital.

On December 22, 2005, new concession contracts were signed, with effect from January 1, 2006 and valid until December 31, 2025. In return, the concession holder has to pay Anatel, every two years, the equivalent of 2% of the previous year’s net revenue from telecom services. At the same time, new quality and universal access targets, defined under the new “Plano Geral de Metas de Qualidade—PGMQ” (general plan for quality targets) and PGMU, came into effect.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

On July 9, 2007, the “Diário Oficial da União—D.O.U” (official federal government gazette) published the contractual amendments covering the transfer of the authorization to provide “Serviço Telefônico Fixo Comutado – STFC” (fixed-line telephone services), from TNL PCS S.A. (“Oi”) to Telemar. STFC has two formats: (i) “Longa Distância Nacional – LDN” (national long distance): in Region II, Region III and Sector 3 of Region I; and (ii) “Longa Distância Internacional –LDI” (international long distance), throughout Brazil.

Mobile telecommunications

Oi, acquired by Telemar on May 30, 2003, has the corporate purpose of providing “Serviço Móvel Pessoal — SMP” (personal mobile service) for an unlimited period, as long as the authorization terms are met. On March 12, 2001, Anatel granted Oi the right to use the corresponding radio frequencies for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of 2% of the previous year’s net revenue from SMP.

Due to regulatory conditions, the SMP authorization, together with the associated radio frequency rights, only came into effect as from June 26, 2002, when Oi began its commercial operations.

Along with the authorization for SMP, Oi was also authorized to provide STFC, for an unlimited period, in the following forms: (i) LDN services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District; in Region III, which relates to the state of São Paulo; and in Sector 3 of Region I; and (ii) LDI services throughout Brazil.

As from November 30, 2005, with its takeover of Pégasus Telecom S.A., Oi also began to provide data transmission services in Regions I, II and III.

On December 6, 2007, the D.O.U. published Act nº 68,982, of December 5, 2007, which partially ratifies the result of Anatel´s Public Bid nº 001/2007/SPV, authorizing Oi to provide SMP services and use the corresponding radio frequencies in the state of São Paulo, as well as expanding the band range in certain states within Region I, i.e.: Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte (see Note 19).

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(b)	Directly controlled subsidiaries

•

TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of the Parent Company, has the corporate purpose of participating in other companies, both commercial and civil, as a partner or stockholder, that are involved in internet related activities, within Brazil or abroad;

•

Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), which was fully owned by the Parent Company and was purchased by Oi on December 18, 2007, has the corporate purpose of participating in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad;

•	TNL Trading S.A. (“TNL Trading”), fully owned by the Parent Company, has the corporate purpose of importing and exporting consumer goods. Its operations have been suspended since April 2005; and

•

TNL PCS Participações S.A. (“TNL PCS Participações”), fully owned by the Parent Company, has the corporate purpose of providing telecommunications services. TNL PCS Participações began operating in December 2007.

(c)	Indirectly controlled subsidiaries

•

Companhia AIX de Participações (“AIX”), a joint venture acquired by Telemar on December 31, 2003, has the corporate purpose of providing infrastructure of ducts for the installation of fiber optic cables alongside highways in the state of São Paulo, as a service to Telemar;

•	Telemar Internet Ltda. (“Oi Internet”), fully owned by Telemar, has the corporate purpose of providing Internet access services and started its operations in January 2005;

•

Coari Participações S.A. (“Coari”), acquired by Telemar in December 2003, has the corporate purpose of acquiring stakeholdings in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad. This company has still not begun operating;

•

Calais Participações S.A. (“Calais”), acquired by Telemar in December 2004, has the corporate purpose of acquiring stakeholdings in other companies, both commercial and civil, as a partner or stockholder, within Brazil or abroad. This company has still not begun operating;

•

Serede Serviços de Rede S.A. (“Serede”), acquired by Telemar on June 11, 2007, has the corporate purpose of constructing, setting up, maintaining and operating networks and buying and selling, importing and exporting equipment. Its operational start-up was in August 2007;

•

Way TV Belo Horizonte S.A. (“Way TV”), acquired by TNL PCS Participações on July 27, 2006, the acquisition of which was authorized by Anatel on November 12, 2007, has the corporate purpose of providing telecommunications services, including cable television and the “Serviço de Comunicação Multimídia – SCM” (multimedia communication services), and performing activities that are directly or indirectly related to its corporate purpose, including selling or renting equipment, operating a cable TV channel offering programs for the local public, and providing consultancy services in its area of operations, embracing the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, for Brazilian and foreign companies, as well as participating in other companies; and

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

•

Paggo Empreendimentos S.A. (“Paggo”), acquired by Oi on December 17, 2007, has the corporate purpose of participating in other companies, both commercial and civil, and of buying, selling and administrating its own properties and real-estate enterprises. It has a controlling stake in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”).

•

Paggo Acquirer has the following corporate purposes: (i) the registration and administration of payment networks through retail outlets and service providers, using credit systems or some other available means of payment; (ii) the obtaining, transmission, processing, guaranteeing and settlement of transactions carried out at approved establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the credit systems;

•

Paggo Administradora has the following corporate purposes: (i) registration, analysis and approval of clients who seek to join this company’s credit systems; (ii) coordinating the relations between all the integral parts of the credit systems, participating networks, retail establishments, service providers, financial institutions and others; (iii) control and updating of data records and providing information on the transactions carried out using the credit systems; and (iv) providing administrative services for credit or other payment systems, including the obtaining, transmission, processing, guaranteeing and settlement of transactions.

All telephone services in Brazil are subject to regulation and supervision by Anatel, in accordance with Law nº 9,472, of July 16, 1997.

2	Presentation of financial statements and consolidation principles

(a)	Preparation and presentation criteria

The financial statements were prepared and are presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian Corporate Law and the regulations laid down by the CVM.

In preparing financial statements, it is necessary to utilize estimates in order to post the values of certain assets, liabilities and other transactions. The Company’s financial statements therefore include estimates regarding the useful life of property, plant and equipment, the provisions needed to cover contingent liabilities, the provision for corporate income tax and similar items. The realized values may differ from the estimated ones.

The cash-flow statement was prepared in accordance with “Pronunciamento Técnico NPC 20” (technical pronouncement), issued by “Instituto dos Auditores Independentes do Brasil – IBRACON” (Brazilian institute of independent accountants), considering the principal transactions that have affected the Company’s cash and short-term investments. This statement is broken down into operating, investing and financing activities.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(b)	Consolidation principles

The consolidated financial statements include the financial statements of the directly owned subsidiaries Telemar, TNL.Net, TNL Trading and TNL PCS Participações, and of the indirectly owned subsidiaries Oi, Telemar Telecomunicações, Paggo, Oi Internet, AIX, Coari, Calais, Serede and Way TV. Moreover, the financial statements of AIX, a company under joint control, were consolidated proportionally to Telemar’s equity stake (50%). The principal consolidation procedures were:

•	sum of the balances of the asset, liability, revenue and expense accounts, according to their nature;

•	eliminating the balances of the inter-company asset and liability accounts and significant inter-company revenues and expenses of the consolidated companies;

•	eliminating the Parent Company equity interest in its subsidiaries; and

•	recognition of the minority interest in stockholders´ equity and in net income.

3	Significant Accounting Policies

The most significant accounting policies utilized in the preparation of the financial statements are as follows:

(a)	Cash and cash equivalents (financial investments)

The financial statements were prepared and are presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian corporate law and regulations imposed by the CVM.

Cash and cash equivalents are considered to be all highly liquid investments with maturities in less than 90 days.

(b)	Trade accounts receivable

The accounts receivable from telecommunications services are assessed according to the prevailing tariffs on the date that the services were provided. Accounts receivable also include credits of services provided to customers but not yet billed up to the balance sheet date. The value of the unbilled services rendered is determined using the valuation of metered services based on previous month’s performance. The respective taxes are similarly determined and are accounted for on an accrual basis.

Late payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Trade accounts receivable related to the sale of mobile handsets and accessories are recorded upon the transfer of ownership, net of subsidies. Subsidies on the sale of mobile handsets are deferred (refer to Note 16)

(c)	Provision for doubtful accounts

This provision is recorded to recognize probable losses in relation to accounts receivable, considering measures that are taken to restrict services provided to customers whose bills are overdue, as well as to obtain settlement of these accounts, once delay exceeds 60 days, which increase progressively, as follows:

Accounts in arrears		% loss provided for
up to 60 days	Restriction to make calls	Zero
61 to 90 days	Restriction to make and receive calls	40
91 to 120 days	Disconnection after a 15-day warning	60
121 to 150 days	Collection	80
151 to 180 days	Collection	100

Accounts receivable more than 180 days overdue and the related provision for doubtful accounts are eliminated from the balance sheet.

(d)	Inventories

The Company’s inventories are separated and classified as follows:

•	Inventories of maintenance materials, are shown at the average acquisition cost, which is not to exceed replacement cost.

•	Items that are to be used in the expansion of the telephone network, classified under property, plant & equipment, are recorded at average acquisition cost.

•

Inventories of materials that are for sale, largely comprising mobile handsets and classified under current assets, are shown at average acquisition cost. Provisions for losses are made in relation to inventories that are considered to be obsolete. Potential losses arising from a difference between the cost to Oi of the mobile handsets and their eventual sale price are recognized at the moment of the effective sale, since such losses are considered part of the effort to attract new subscribers.

(e)	Prepaid expenses

Discounts on the sale of postpaid handsets by Oi are considered as prepaid expenses, since they represent part of the effort to attract customers to the customer base for a minimum contractual period. These amounts are amortized over a period of twelve

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 months, since these contracts provide for reimbursement in the event of disconnection or migration to a prepaid plan prior to completing one year. Discounts for customers on prepaid plans are not deferred, as these contracts do not provide for an early cancellation fee.

The “Fundo de Fiscalização das Telecomunicações—Fistel” (telecommunications inspection fund) fee, paid by Oi upon enabling new users, net of cancelled users, is also recorded as a prepaid expense, and is taken to income during the average customer retention period (churn), which is estimated by management at 24 months.

Financial charges paid in advance, with regard to loans and financing, are amortized over the period that the contract is in effect. Furthermore, premiums paid on insurance policies are also treated as prepaid expenses.

(f)	Investments

Investments consist primarily of (i) investments in subsidiaries and jointly controlled companies, which are accounted for using the equity method, according to CVM Instruction 247/96; and (ii) tax incentives, which are accounted for using the acquisition cost method, restated up to December 31, 1995, less provisions for losses, to recoverability values, when considered necessary.

Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than a 20% participation (voting or non-voting stock) and/or influence over management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in capital stock of investees are recorded in non-operating income (expenses), net and reclassified as a separate line item, “equity in earnings of unconsolidated companies, for US GAAP presentation proposes.

(g)	Property, plant & equipment

Property, plant & equipment are stated at acquisition or construction cost, less accumulated depreciation.

Financial charges relating to the construction of fixed assets have been capitalized in accordance with the criteria set down in CVM Resolution no 193/1996. Such capitalization was effected by Telemar until September 2002, since which time there have been no further capitalizations, due to the short duration of the work carried out and the fact that it was not directly financed by third parties. In the case of Oi, capitalization occurred until December 2002, when this practice was discontinued for lack of work-in-progress of significant duration. The greater part of Oi’s expansion is done on the basis of turn-key contracts. At Telemar, up to December 31, 1999, in compliance with Ministry of Communication’s regulations, the interest was calculated monthly, at the rate of 12% p.a., on the outstanding balance of construction-in-progress, capitalized up to the limit of the corresponding financial expenses. The interest calculated at 12% p.a. that exceeded the financial expenses on loans taken out to finance the construction-in-progress was recorded in a capital reserve recorded under stockholders’ equity.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

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

Depreciation is calculated using the straight-line method, at rates that take into account the expected useful life of the item, based on wear and tear and technological obsolescence (see depreciation rates and description of useful life in (Note 18).

(h)	Intangible assets

Intangible assets are shown at their acquisition cost, less accumulated amortization.

The amortization is calculated using the straight-line method, at rates that take into account the expected useful life of the item or, in case of usage rights, according to the period of such authorization’s contract.

(i)	Loans and financing

Loans and financing are restated according to monetary and exchange variations plus accrued interest up to the balance sheet date. Results from swap operations are determined and recorded on a monthly basis, regardless of their settlement dates. The amounts of loans and financing classified as current and long-term liabilities on the balance sheet include the results of swap operations.

(j)	Payroll and related accruals

Provision is recorded for amounts due to employees in relation to vacation benefits, in proportion to the period vested, together with the corresponding payroll taxes.

Subsidiaries Telemar, Oi and Oi Internet have profit sharing programs, which are granted to all employees who have been with these companies for at least eight months (for more details, see note 30(b)).

(k)	Provisions for contingencies

Provisions are recorded to cover contingent risk of “probable losses”, based on management’s opinion and the opinion of its internal and external legal advisors. The amounts are recorded, based on estimates of costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in (Note 26).

(l)	Employee benefits

The Company sponsor’s pension plans for its employees. The “Plano de Benefício Suplementar—PBS- Telemar” and “TelemarPrev” plans are administered by “Fundação Atlântico de Seguridade Social—FASS”

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(social security foundation), while the “Plano de Benefício Suplementar- PBS-Assistidos” plan is administered by “Fundação Sistel de Seguridade Social — Sistel” (social security foundation), and their costs are recognized in the financial statements in accordance with CVM resolution no 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and in the case of the defined contribution scheme, in line with the monthly contribution payments, based on actuarial calculations approved by the “Secretaria de Previdência Complementar — SPC” (supplementary social security department) (for more details, see Note 30(a)).

(m)	Operating revenue

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

Revenues from use of Telemar’s and Oi’s networks by other providers are recorded based on a “Documento de Declaração de Tráfego e Prestação de Serviço —Detraf” (document for declaration of traffic and rendering services) issued by a third party. Besides this, Anatel’s rules on measuring revenues are followed.

(n)	Interest income and expenses

These refer basically to interest and monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis.

Pursuant to the law, interest on shareholders’ capital to be applied to minimum and statutory dividends were accounted for as “Interest expenses” and “Interest income”, and reversed to “Retained earnings” at Telemar and “Investments” at the Parent Company, as they are in essence distribution of income. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the Interest income and expenses accounts together with the original accounts.

(o)	Income tax and social contribution

Provisions for deferred and payable income tax and social contribution on temporary differences are recorded at the 34% combined base rate. Prepaid income tax and social contribution are recorded as

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

“recoverable taxes” and “deferred taxes”. Tax credits arising from tax loss carry-forwards are recognized as tax assets when future taxable income, discounted to present value, is sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM resolution Nº 273 and CVM instruction Nº 371 (Note 15).

(p)	Participation in AIX

Telemar has a 50% stake in AIX, which engages in the provision of duct infrastructure for the installation of fiber-optic cables alongside the main highways of the State of São Paulo.

The components of assets and liabilities, as well as revenues and expenses of AIX, were aggregated to the consolidated financial statements in proportion to Telemar’s 50% participation.

Although proportional consolidation is not allowed under US GAAP, no adjustment has been made for US GAAP presentation purposes because of the immateriality of the amounts involved.

AIX’s total assets amounted to R$95 at December 31, 2007 (2006—R$105), its Stockholders’ equity was R$56 at December 31, 2007 (2006—R$64) and its loss for the year 2007 was R$6 (2006—R$2).

(q)	Statements of cash flow

Under Brazilian GAAP, a statement of changes in financial position that reflects source and application of funds in terms of movement in working capital needs to be presented. The statement of cash flows may be presented as supplemental information and is optional.

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. FAS Nº 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of NPC-20 from IBRACON. For US GAAP purposes we included a reconciliation to United States Generally Accepted Accounting Principles—US GAAP presentation basis according to Statement of Financial Accounting Standard—SFAS 95 (Note 36(t)).

(r)	Use of estimates

The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(s)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.

(t)	Deferred charges

Under Brazilian GAAP, pre-operational costs are deferred until the start-up of the operations, at which time these costs are amortized on a straight-line basis over a minimum period of 5 year, based on economic feasibility studies.

(u)	Derivatives

The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. The Company employs risk management strategies using a variety of derivatives including cross-currency interest rate swaps. The Company does not hold derivatives for trading purposes.

Under Brazilian GAAP, results from swap operations are determined and recorded by comparing contractual exchange rates to period-end exchange rates, when applicable, regardless of the respective terms for settlement.

(v)	Dividends and interest on shareholders’ capital

Dividends and interest on shareholders’ capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Stockholders’ Meeting.

(w)	Advertising and marketing costs

Advertising and marketing costs are expensed as incurred.

(x)	Earnings per share

Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

4	Net operating revenue

	2007	2006	2005
Fixed-line telephone services
Local services:
Monthly subscription fees	6,980	6,661	6,645
Metered Services	1,797	2,477	2,691
Fixed-line to mobile calls (VC1)	2,771	2,650	2,662
Other revenues	127	111	142

	11,675	11,899	12,140

Long-distance services:
Intra-sectorial	1,630	1,749	1,886
Intersectorial	436	502	598
Interregional	629	670	653
International	76	79	81
Fixed-line to mobile calls (VC2 and VC3)	816	703	577

	3,587	3,703	3,795

Other fixed-line services:
Prepaid calling cards for public telephones	1,106	1,117	1,111
Advanced voice (largely 0500/0800)	223	234	240
Additional services	643	576	550

	1,972	1,927	1,901

	17,234	17,529	17,836

Mobile telephone services
Monthly subscription fees	937	746	461
Originating calls	1,658	1,403	957
Sale of mobile handsets and accessories	239	319	767
Roaming	114	119	121
Additional services	335	278	182

	3,283	2,865	2,488

Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	503	549	790
Mobile to fixed-line network use	100	166	245

	603	715	1,035

Remuneration for the use of the mobile network
Fixed-line to mobile network use	239	224	192
Mobile to mobile network use	915	386	74

	1,154	610	266

Data transmission services
ADSL (“Oi Velox”)	1,121	915	670
Transmission (“EILD”)	526	521	401
Dedicated line services—SLD	244	280	283
Internet Protocol services	331	229	262
Switching packs and frame relay	286	264	249
Other services	371	304	196

	2,879	2,513	2,061

Gross operating revenue	25,153	24,232	23,686

Value added and other indirect taxes	(6,879)	(6,694)	(6,614)
Discounts and returns	(690)	(666)	(325)

Net operating revenue	17,584	16,872	16,747

Description of the services

(a)	Fixed-line telephone services

(i)	Local services

•	Metered services

The metered services include all calls where the origin and destination are within a single local area of Region I, bearing in mind that the basic residential plan monthly subscription fee carries an exemption covering the first 100 pulses, while the non-residential fee has an exemption covering the first 90 pulses.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The revenue from excess pulses refers to the charge for pulses in excess of these exemptions. The billing of pulses is calculated as follows: (i) at the normal rate, using the Karlsson Incremented method KA – 240 (multi-metering), whereby a charge is made for a completed connection, at a defined rate per pulse, with an additional pulse charged every 240 seconds. The initial charge is made at random once the call has begun; and (ii) at a reduced rate, using the simple metering method, whereby a charge is made for a completed connection, regardless of the call’s duration. The reduced rate applies to working days, between 12:00 pm and 6:00 am, Saturdays, between 12:00 pm and 6:00 am and from 2:00 pm on, all day on Sundays and on public holidays. On July 31, 2007, the process of migration from pulses to minutes was completed. Under the minutes scheme, the monthly exemption is 200 minutes for residential lines and 150 minutes for non-residential lines. As with the pulses, calls made at the reduced rate are charged a fixed amount “Valor por Chamada Atendida –VCA” (completed call flat fee), equivalent to two minutes. At the normal rate, calls are charged according to their duration, the initial charge being made after 30 seconds, with subsequent increments every six seconds.

Telemar also offers business clients with PABX – Private Automatic Branch Exchange (switchboard) systems “Discagem Direta a Ramal – DDR”, a direct dial service (automatic transfer of outside calls to extensions). For companies that need a large number of lines, Telemar offers digital trunk services, which optimize the client’s telephone system.

Since August 2002, Telemar has been authorized to provide local services in Regions II and III and in Sector 3 of the “Plano Geral de Outorgas – PGO” (general licensing plan). However, the revenues from such services are not significant.

•	Fixed-line to mobile calls (VC1)

Fixed-line to mobile calls (VC1) refer to calls made from customers’ fixed phones to customers’ mobile phones. These services also include collect calls made by mobile phone customers to fixed line customers.

Local services also include certain additional services, such as messages, ‘follow me’ and conferencing, as well as features such as ISDN – Integrated Services Digital Network (“DVI”), which enables the transmission of voice, data, images and sound over a single digital line, thus allowing the customer to talk on the phone while simultaneously using the internet, for example.

(ii)	Long-distance services

Each state within Telemar’s operating region is divided into various local areas. The calls made from one local area to another are designated LDN. The STFC national long-distance service includes intra-sectorial and inter-sectorial calls (calls between two distinct sectors, even if they are both located within the same state).

•	Intra-sectorial and intersectorial long-distance service

Until July 1999, Embratel was the exclusive operator for inter-state long-distance services, but the company was not authorized to provide intra-state long-distance services. At that time, Anatel enhanced the

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 competition between the operators of long-distance wireline telephony, by requiring the customer to choose the desired operator for each long-distance call made, by dialing the “Código de Seleção de Prestadora – CSP” (operator selection code) before the “Código Nacional – CN” (national code) and the number of the phone being called. At the same time, Embratel was authorized to provide an intra-state long-distance service throughout the country, including the states of Region I, while Telemar initiated inter-state long-distance services between the states in Region I.

•	Inter-regional long-distance service

The inter-regional long-distance service corresponds to calls where the origin and destination are in distinct regions of the PGO. Having attained certain universal coverage targets in the 2Q02, Telemar began, in July 2002, to provide inter-regional long-distance services from Region I and, in February 2003, services originating in Regions II and III and in Sector 3 of the PGO. To this end, Telemar signed interconnection contracts with other local wireline operators, so as to be able to directly interconnect with their networks.

Furthermore, since July 2002, Telemar has been providing international long-distance STFC services from Regions I, II and III, through the license obtained by Oi, although the customer making the call accesses these services using the same CSP 31. That authorization was transferred by Oi to Telemar, as mentioned in Note 1. For the purpose of providing these services, Telemar has signed various international contracts, to be able to interconnect its network with those of the leading telecom operators abroad.

(iii)	Other fixed-line services

•	Prepaid calling cards for public telephones

Telemar owns and operates public telephones throughout Region I, with the exception of PGO Sector 3. At December 31, 2007, Telemar had approximately 584 thousand public telephones in service (2006 – 577 thousand), all of them using pre-paid cards (unaudited figures).

•	Advanced voice services

These comprise the 0300, 0500 and 0800 services, through which business deals can be arranged or problems solved by calling a number with one of these prefixes, at a predetermined tariff, to be paid either by the caller or by the company offering the service.

•	Additional services

Other services that are provided include changing or reorganizing lines, 102 directory inquiries, call blocking, follow-me, messages, and call waiting, among others.

(b)	Mobile telephone services

The post-paid services include messages, call identification, conferencing, follow-me, call waiting and special services, depending on the type of handset and whether it has WAP – Wireless Application Protocol or GPRS – General Packet Radio Service. The services are offered at reduced rates at certain times of day.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The WAP portal is a channel for making services and content available to the customer, and the following are just some of the facilities available: sending and receiving e-mails; setting up contact groups; access to banking facilities; and purchasing tickets for events. The WAP portal can also be used on-line to schedule personal activities or to start up contact groups.

Depending on the handset model, customers can have access to the GPRS service, which is available in all the main towns and cities in Region I. This service enables internet access over a mobile phone, laptop or palm pilot, allowing the customer to hook up to the internet even while speaking on the phone.

Customers on post-paid plans pay a monthly subscription fee and the services provided are billed on a monthly basis, while the customers on pre-paid plans purchase cards, the prices of which vary according to the number of minutes of use and type of services they allow. These cards are valid for a limited period of time, once the credit has been activated.

Mobile telephone services in Brazil are provided on the basis of “the caller pays”, meaning that the customer only pays for the calls s/he makes, plus any applicable roaming fees.

The tariffs vary according to the plan adopted, the origin of the call, its destination and its duration. The minimum charge for a call is 30 seconds, even if the call doesn’t last that long. After the first 30 seconds, the user is charged for every six additional seconds.

Oi also earns revenue from roaming contracts with other operators providing domestic and international mobile telephone services.

Oi’s billing may be broken down as follows:

(i)	Monthly subscription fees

This covers revenue from subscriptions to the post-paid plans.

(ii)	Originating calls

This covers the charges for services based on the number and duration of local and LDN calls made.

(iii)	Sale of handsets and accessories

This refers to the revenue from the sale of mobile phones, Simcards (Subscriber Identity Module Cards) and other accessories.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(iv)	Roaming

This refers to the revenue from roaming contracts with other operators providing domestic and international mobile telephone services. Every time another mobile operator’s subscriber makes a call within Region I, that operator will pay a contractually agreed fee to Oi, and the inverse occurs if an Oi customer makes a call from another region, in which case the fee is then charged to the Oi subscriber.

(v)	Additional services

These refer mainly to shared-network services and other value-added services, such as sending text messages.

(c)	Remuneration for the use of the fixed-line network

Telemar has contracts with service providers to fixed and mobile (individual and special mobile services) customers covering interconnection and voice traffic. The operators are not allowed to discriminate in any way in providing interconnection services. It is a regulatory requirement that the terms of the contracts be freely negotiated between the parties, although they are still subject to review and approval by the regulator, Anatel. If the parties are unable to reach an agreement, either of them may request Anatel to arbitrate the defining of the contractual terms. Should Anatel not approve any contractual provision, the regulator may demand alterations, as a condition of its ratification.

The services provided under the use of the Telemar network are largely related to competition in the long distance market. Consequently, Telemar’s main customers for network use are long distance operators, who pay for use of the network, whether it be local or long distance, to provide such services to their customers. Whenever a slice is won of the long distance operators’ market, this is reflected by an increase in the revenue from Telemar’s long-distance services and a reduction in its revenue from network use, though with a positive net effect on total revenue, due to the difference in the tariffs for the two kinds of service.

Although Telemar holds 32 concessions, with separate accounting records (16 local and 16 long distance concessions), because the consolidated balances in these financial statements represent a single legal entity, there is no disclosure of the transactions between the separate concessions, such as, for example, the amounts relating to the “Tarifa de uso de Rede Local—TU-RL” (tariff for use of the local network) that is charged by the local concession to the long-distance concession. The consolidated figures also do not show the revenues and expenses involved in transactions between Telemar and Oi, which are eliminated in the consolidation process.

(d)	Remuneration for use of the mobile network

Oi’s wireless network is directly interconnected with the domestic and international long distance wireline networks of all the companies operating in Region I and of all the Band A, B and E mobile operators in Region I.

Oi has contracts with all the other mobile telephone operators in Brazil for roaming, thus providing its subscribers with automatic access to roaming services when they are traveling in areas of Brazil where mobile services using GSM (Global System for Mobile Communications) technology are available. Most of

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 the revenue from the growth of the pre-paid customer base represents interconnection tariffs charged when the customers of other wireline or wireless operators utilize the Oi network to make calls to customers in Region I.

With the migration of all the mobile operators to the SMP system, customers may now choose the desired CSP for each call made.

Up until July 12, 2006, in dealings between mobile operators within the same area, network usage fees would only become due when the traffic originating from either of the two parties represented more than 55% (fifty-five percent) of the total traffic between those two operators. With the publication of resolution nº 438 in the D.O.U. of July 10, 2006, there was a significant change in the system of remuneration for use of the mobile network. As from July 13, 2006, the system of full billing came into force, whereby the “Valor do Uso —Rede Móvel—VU-M” (mobile network usage fee) is due to a mobile operator whenever its network is utilized as the origin or destination of a call.

(e)	Data transmission services

Telemar provides its clients with a variety of customized high speed data transmission services. These data communication services include interconnection between local area networks at transmission speeds of 34 Mbps or more, as well as videoconferencing, the transmission of video/still pictures, multimedia applications and dedicated internet access through internet service providers, and also private network services that allow clients to avail themselves of networks such as intranet or extranet. Telemar also provides “Serviços de Linhas Dedicadas – SLD” (dedicated line services), leasing these lines to other operators, as well as internet providers and business clients. Other operators, especially those providing wireless telephony services, also lease trunk lines from Telemar to use in their independent networks “Exploração Industrial de Linha Dedicada -EILD” (industrial exploitation of dedicated lines).

Data transmission services are provided utilizing Telemar’s regional data transmission network and multiple service network platform, in addition to Oi’s national radio and fiber optic network.

Telemar provides its data communication services, in the main towns and cities of Region I, utilizing ISDN and ADSL (Asymmetric Digital Subscriber Line) technology. ISDN lines were first offered to residential customers in January 2000, and ADSL subscriptions became available to small and medium-sized companies in April 2001. In recent years, Telemar has placed emphasis on commercializing its ADSL-based data communication service, sold under the brand name “Oi Velox”, as a means for the residential segment to access the internet. The ADSL technology allows voice and data to be transmitted at high speed over a single pair of copper wires in the access network. Since voice transmission over telephone lines utilizes just one of the many possible frequency bands, the remaining bands can be utilized for data transmission.

An ADSL modem is installed on the customer’s conventional line and this, in turn, is connected to a DSLAM (Digital Subscriber Line Access Multiplexor) at the telephone exchange. Customers can use the telephone line and the internet simultaneously and pay a rental fee for the modem plus a fixed monthly subscription fee, independent of the amount of their internet use. The tariffs for the data communication services are determined solely in accordance with market criteria, and are not regulated by Anatel.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

5	Cost of services rendered and goods sold – by nature

	2007	2006	2005
Interconnection (i)	3,332	2,792	2,394
Depreciation (ii)	2,258	2,762	2,930
Network maintenance (iii)	1,363	1,378	1,046
Rents and insurance (iv)	673	599	519
Third-party services (v)	452	348	340
Materials (vi)	279	288	309
Cost of handsets and accessories (vii)	262	578	835
Personnel	253	192	202
Concession Contract renewal fee—Anatel (Note 1(a))	96	139	—
Other costs and expenses (viii)	293	284	221

	9,261	9,360	8,796

(i)	Interconnection costs relate to fees charged by other mobile telephone operators for use of their networks, which substantially reduces the margin on fixed-line to mobile services (VC-1, VC-2 and VC-3). With the publication of Anatel Resolution No 438/2006, in July 2006, approving new regulations governing remuneration for SMP network use, offsetting of traffic was discontinued and was replaced by the process of full recognition of traffic revenues and expenses, known as the “full billing” system.
(ii)	The costs associated with the depreciation of switching and transmission equipment have been declining, due to the gradually increasing amount of fully depreciated Telemar equipment.
(iii)	The cost of network maintenance is largely made up of spending on hiring services for network maintenance, without any increase in useful life. These expenses are mainly related to the expansion of “Oi Velox” installations and of Oi’s network subscriber base, as well as spending on the external network, brought about by the changing profile of the engaged contractors, as contracts are renegotiated.
(iv)	The costs related to rental and insurance basically represent the amounts being paid for the rental of circuits, mobile platforms, electricity poles, satellite, rights of use and dedicated lines of other telephone service providers, as well as sites in which Oi’s transmission towers are installed. Telemar has a network rental contract with Oi for the providing of STFC using Wireless Local Loop (WLL) technology, which network costs amounted to R$87 in 2007 (2006 — R$84). In August 2005, Telemar and Oi signed a contract for reimbursement of costs incurred due to the assignment of network means to promote long distance STFC traffic outside Region I. This reimbursement, amounting to R$85, relates to discounts allowed by Oi on interregional and international calls, made by Telemar’s corporate clients in Regions II and III.
(v)	The cost of third-party services relates mainly to electricity.
(vi)	The cost of materials largely relates to those materials utilized in network maintenance, without any increase in the useful life of the items, as well as spending on fuels and lubricants.
(vii)	Refers to the cost of selling mobile handsets, Simcards and other Oi accessories, the reduction of which was due to the drop in mobile handset sales volume resulting from direct sales by the supplier to the respective sales outlets encouraged by us.
(viii)	This item largely refers to spending on the Fistel fee for activation of new clients (net of clients’ disconnectiions) and maintaining network equipment, and to indemnifications, donations and sundry fines.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

6	Selling expenses

	2007	2006	2005
Provision for doubtful accounts (i)	649	475	506
Sales commission (ii)	525	528	578
Call center (Note 1 and 36)	399	391	388
Postage and billing	356	357	372
Marketing (iii)	299	310	292
Other third party services	209	260	252
Personnel	167	181	177
Other costs and expenses	87	91	115

	2,691	2,593	2,680

(i)	The increased provision for doubtful accounts is due to the Company’s strategy of introducing a more flexible credit policy for lower income customers, while maintaining profitability.
(ii)	Refers to sales commissions and agency fee.
(iii)	The marketing expenditure is related to the commercial campaigns carried out by Telemar, particularly in regard to the product “Oi Velox”, and to the launching of Oi Internet. Additionally, Oi has been strongly promoting its brand, through sponsorship and merchandising for a variety of sporting and fashion events, as well as through programs that are televised nationwide.

7	General and administrative expenses

	2007	2006	2005
Third-party services (i)	661	603	526
Personnel	271	272	215
Depreciation	178	202	228
Rental and insurance	91	103	89
Other costs and expenses	25	27	26

	1,226	1,207	1,084

(i)	Third party services relate mainly to professional consulting and legal advice.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

8	Other operating expenses, net

	2007	2006	2005
Other operating income
Equity method accounting adjustment	211	163	66
Rental of infrastructure (i)	211	198	163
Late-payment charges (Note 12)	180	169	174
Recovered expenses (ii)	93	37	98
Technical and administrative services	45	43	42
Result on disposal of permanent assets, net	31	—	—
Bonuses and discounts (iii)	10	64	31
Amortization of negative goodwill on acquisition of AIX	6	6	6
Other revenues	57	32	6

	844	712	586
Other operating expenses
Taxes (iv)	(391)	(383)	(345)
Provision for contingencies (v)	(309)	(620)	(574)
Employee’s profit sharing (Note 30(b))	(84)	(53)	(51)
Amortization goodwill on acquisition of Pegasus (Note 19)	(75)	(75)	(76)
Amortization of deferred charges (Note 20)	(67)	(66)	(67)
Net loss caused by fire (vi)	(53)	—	—
Impairment of assets held-for-use and for sale (vii)	—	(10)	(40)
Expenses with fines	(16)	(10)	(36)
Other expenses	(109)	(106)	(154)

	(1,104)	(1,323)	(1,343)

	(260)	(611)	(757)

(i)	Refers to the rent charged to mobile telephone operators for the utilization of buildings and infrastructure belonging to Telemar and Oi for the installation of “Estaçöes de Rádio Base — ERBs” (radio base-stations). The growth in this other operating revenue is linked to the expansion of the mobile telephone network in Region I.
(ii)	This volume refers mainly to recovery of tax credits, unduly paid in previous years.
(iii)	This item refers to bonuses and discounts, awanded to Oi and Telemar by mobile handset suppliers in accordance with contractual clauses upon their meeting of certain handset and equipment purchase volume levels.
(iv)

During the fiscal year ended on December 31, 2006, the subsidiaries Telemar and Oi recorded a total of R$239 (2006 — R$250) in relation to “Fundo de Universalização de Serviços de Telecomunicações — FUST” (fund for universal access to telecommunications services) and “Fundo Tecnológico das Telecomunicações Brasileiras — Funttel” (fund for the technological development of brazilian telecommunications). With regard to the FUST, between November 2003 and December 2005, in accordance with Anatel’s published decision, these contributions corresponded to 1.0% of the gross operating revenue from telecommunications services, excluding EILD and interconnection charges, “Imposto Sobre Circulação de Mercadoria e Prestação de Serviços — ICMS” (value added tax),”Programa de Integação Social — PIS” (social integration program) and “Contribuição Social para Financiamento da Seguridade Social — COFINS” (social contribution for financing social security) taxes and any discounts allowed. From that point on, in response to Anatel docket no 1 (subsequently altered to docket no 7), the calculation base for the payments to the FUST was amended and no longer excludes EILD and interconnection charges. Since January 2006 (with reference to December 2005), Telemar has been making provisions in relation to its contributions to the FUST, in the form of judicial deposits, following court injunction no 2006.34.00.000369-4, issued by the 7th Federal Court of the Judicial Section of the Federal District, in accordance with the provisions of Anatel’s docket published on December 19, 2005. This ruling determines the levying of said contribution on the amounts received from interconnection and network means and precludes the deduction of such costs from the calculation base for said contribution. The court injunction questions the

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 constitutional validity of the contribution, the Anatel docket no 7 and its retroactive application. In April 2006, Telemar and the other operators, who are co-plaintiffs in the abovementioned injunction, obtained a temporary restraining order from the “Tribunal Regional Federal — TRF” (federal regional court) for the 1st Region against the retroactive application of that docket. FUST contributions relating to December 2005 and January 2006 were deposited in full by Telemar and as from February 2006, only the disputed amount has been deposited. With regard to the Funttel, Telemar and Oi have been making provisions for the difference between the amounts to be paid, as calculated in accordance with the criteria in effect prior to December 2003 and using the new calculation methodology effective from then on, as a result of the abovementioned Anatel docket in relation to the FUST. In the opinion of the Company’s management, the Funttel contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution. So far, the Ministry of Communications has yet to formalize the procedures for the calculation and payment of this contribution.

(v)	The structure of the provisions for legal contingencies, and the changes that occurred during the fiscal year, are shown in Note 26.
(vi)	This item refers to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, on January 19, 2007, and the calculation includes taxes and the insurance indemnification.
(vii)	In 2005 this refers to loss on assets used in the WiFi-business (R$30) and in 2004 this refers to a property put up for sale (R$36) and some AIX assets, put up for sale (R$54).

9	Interest expenses, net

	2007	2006	2005
Interest income
Yield on marketable securities (i)	443	362	543
Interest and monetary variation on other assets (ii)	342	252	205
Financial discounts obtained (iii)	148	102	152
Other	27	17	8

	960	733	908

Interest expenses
Derivative results (iv)	(596)	(744)	(1,594)
Monetary and exchange variation on outstanding loans (iv)	440	344	836
Interest on shareholders capital (Note 28(d) and item (v))	(734)	(421)	(395)
Reversal of interest on shareholders capital (Note 28(d) and item (v))	734	421	395
Interest on outstanding loans	(394)	(410)	(537)
Monetary adjustment of provisions for contingencies (Note 26)	(81)	(350)	(261)
Interest on debentures (Note 27)	(257)	(322)	(229)
Withholding tax on financial operations, bank charges and CPMF (*)	(217)	(232)	(326)
Financial discounts allowed		(86)	(97)
Interest on refinanced taxes (Note 25)	(55)	(72)	(93)
IOF, PIS and COFINS on financial income (**)	(63)	(67)	(111)
Interest and monetary variation on other liabilities	(136)	(60)	(93)
Other	(25)	(23)	(19)

	(1,384)	(2,022)	(2,524)

Interest expense, net	(424)	(1,289)	(1,616)

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(*)	“Contribuição Provisória sobre Movimentação Financeira — CPMF” (provisional contribution on financial transactions). This tax was cancelled on January 1, 2008.
(**)	“Imposto sobre Operações Financeiras — IOF” (tax on financial operations). The application range of this tax has been enlarged due to the cancellation of the CPMF tax.
(i)	Yield on marketable securities largely relates to the interest earned on investments in “Certificados de Depósito Bancário — CDB’s” (bank deposit certificates) and in investment funds (see Note 11).
(ii)	Refers, basically, to the monetary correction of judicial deposits and interest on accounts in arrears.
(iii)	This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.
(iv)	In 2007, the Brazilian Real appreciated 20.7% against the U.S. dollar (2006 — 9.5%).
(v)	Considering the tax benefit offered by the alteration of the income tax legislation, under Law no 9,249/ 1995, subsidiary Telemar declared R$761 as interest on shareholders’ capital during the fiscal year ended December 31, 2007, with the Parent Company recognizing the sum of R$619. The remaining part, R$142 refers to minority interests. The Parent Company declared R$592 relating to the fiscal year ended December 31, 2007, resulting in a total expense of R$734.

10	Income tax and social contribution

The reconciliation of corporate income tax and social contribution, calculated at the effective and nominal rates, is shown below:

	2007	2006	2005
Income from continuing operations before tax	3,722	1,812	1,814

Income tax and social contribution, combined rate (34%)	(1,265)	(616)	(617)

Adjustments to determine the effective rate:

Income tax and social contribution (Note 15)	97	216	133

Tax effects of interest on shareholders capital (Note 9)	249	143	134

Permanent exclusion of equity accounting adjustments	72	56	66

Tax effects on permanent additions (i)	(85)	(50)	(83)

Other	55	41	(4)

Income tax and social contribution, according to statement of operations	(877)	(210)	(371)

Effective rate	23.56%	11.59%	20.46%

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(i)	This item refers to the expenses of fines, donations, gifts and sponsorship that are considered non-deductible, as well as losses on derivative operations at the Parent Company, Telemar and Oi. Furthermore, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution benefits (expenses) included in the net income for the fiscal year are as follows:

	2007	2006	2005
Prior years (a)
Income tax	4	(2)	18
Social contribution	2		9

	6	(2)	27

Current year
Income tax	(730)	(540)	(396)
Social contribution	(248)	(183)	(141)

	(978)	(723)	(537)

Deferred
Income tax on temporary additions	(40)	243	31
Social contribution on temporary additions	(8)	81	4
Income tax on tax loss carry-forwards (b)	105	139	78
Social contribution on tax loss carry-forwards (b)	38	52	26

	95	515	139

	(877)	(210)	(371)

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(a)	This basically refers to “Imposto de Renda Pessoa Jurídica —IRPJ” (corporate income tax) and “Contribuiça~o Social sobre o Lucro Líquido — CSLL”(social contribution) adjustments in the tax returns with regard to the previous fiscal year.
(b)	In accordance with the prevailing legislation, the tax loss carry-forwards may be offset against future taxable income, up to an annual limit of 30% of that income. In 2007, the amount of deferred corporate income tax and social contribution on tax losses and a negative social contribution base at Parent Company came to R$445 and R$439, respectively.

11	Cash and cash equivalents

	2007	2006
Cash and bank accounts	278	160
Open foreign exchange position (i)	201	—
Financial investments:
Investment funds (ii)	5,789	3,451
Government securities (iii)	259	260
Repurchase operations (iv)	82	429
CDBs (iv)	81	151
Notes (v)		236

	6,690	4,687

(i)	On December 28, 2007, Telemar liquidated a note that was related to an investment abroad. Due to the foreign exchange position in relation to that note, these funds only entered into the country on January 3, 2008.
(ii)	Investment funds have immediate liquidity. Of these funds, R$893 million (2006 — R$880 million) is held in investment funds abroad, whose portfolio essentially comprising U.S. government securities and private securities issued by financial institutions. The other R$4,896 million (2006 — R$2,571 million) is held in Brazilian investment funds.
(iii)	This item refers to investments in government securities such as “Letras Financeiras do Tesouro — LFTs” (government treasury bills) which have immediate liquidity.
(iv)	These financial investments are indexed to the variations in the rate of the “Certificado de Depósito Interbancário — CDI” (interbank deposit certificate) and have immediate liquidity. The short-term portion is fully liquid, while the long-term portion, in the sum of R$19,699, refers to reinvestment in the Banco do Nordeste do Brasil S.A. (BNB), under the terms of article 3 of Provisional Measure MP nº 2,199-14/2001, and is recorded under “Other assets”.
(v)	These represent investments in notes issued by foreign governments.

The management of the investment portfolios is the responsibility of the fund managers, and the consolidation of the financial statements in relation to these funds is not required under the terms of CVM Instruction nº 408/2004.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

All of the Company’s financial investments have immediate liquidity and, accordingly, are treated as cash equivalents.

12	Trade accounts receivable

	2007	2006
Services billed	2,619	2,989
Services metered, not yet billed	923	1,054
Mobile handsets and accessories sold	59	86
Provision for doubtful accounts	(315)	(325)

	3,286	3,804

The aging-list of accounts receivable is shown below:

	2007	%	2006	%
Not yet billed	923	25.6	1,054	25.5
Not yet due	1,080	30.0	1,140	27.6
Receivable from other providers	513	14.2	623	15.1
Overdue up to 30 days	547	15.2	659	15.9
Overdue between 31 and 60 days	170	4.7	206	5.0
Overdue between 61 and 90 days	99	2.7	213	5.2
Overdue more than 90 days	270	7.6	234	5.7

	3,602	100.0	4,129	100.0

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

With the publication, on February 13, 2008, of an appendix to Anatel Resolution nº 477, of August 7, 2007, introducing changes to the regulations governing SMP, there are two changes to the rules governing default, as described below:

(i)	The limit for blocking all outgoing and incoming calls is now 45 days (30 days after the 15-day limit for blocking only outgoing calls), instead of 15 days;

(ii)	However, the SMP service provider is allowed, at its own discretion, to terminate the contract once the bill is 90 days overdue; other terms have not been changed.

The roll-forward of the provision for doubtful accounts is demonstrated below:

	2007	2006
Initial balance	325	320
Increase in provision	649	475
Write-offs	(659)	(470)

Balance at the end of the year	315	325

13	Credits receivable

	2007	2006
Credits receivable—Barramar S.A. (i)	60	65
Credits receivable—Way TV (ii)	—	132
Assets put up for sale (iii)	—	57
Credits receivable—Hispamar S.A. (iv)	—	36
Other credits receivable	1	—
Provision for losses (iii)	—	(9)

	61	281

(i)	The amount receivable from the company Barramar S.A. represents 50% of the amounts recorded as realizable in the long term by AIX. Due to the bankruptcy of Barramar S.A., declared by the “5ª Câmara de Direito Privado do Tríbunal de Justiça do Estado de São Paulo” (São Paulo state supreme court 5th chamber of private law) in a ruling handed down on March 24, 2004, AIX is taking the appropriate legal steps to file its claims against the bankrupt estate and to have an assessment made of the operating assets of that company, by virtue of its participation in the Refibra Consortium.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(ii)	On July 27, 2006 TNL PCS Participações S/A, a subsidiary of the Parent Company, bought at an auction held by the Bovespa, a single block of 44,428,569 common stock and 27,962,449 preferred stock issued by Way TV, for a total price of R$132 million.

Way TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. This company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

The contract for the purchase of the stock was signed on August 1, 2006 and the amount paid was held in a blocked account under the custody of Banco do Brasil S.A., awaiting Anatel’s approval of the acquisition of Way TV by TNL PCS Participações S/A.

On March 19, 2007, Anatel denied the Request for Prior Consent to the purchase of all the shares in Way TV by TNL PCS Participações S.A., and the company submitted a Request for Reconsideration to Anatel, on April 13, 2007. On October 23, 2007, Anatel reversed its previous decision and granted the prior consent for the Oi group’s take-over of Way TV.

On November 12, 2007, ANATEL issued Act nº 68,525, which was published in D.O.U. nº 218 of November 13, 2007, approving the transfer of all the common and preferred shares issued by Way TV to TNL PCS Participações.

(iii)	On July 26, 2006, the Boards of Directors of the Parent Company and Telemar approved the disposal of 14 properties at their average appraisal value, which does not exceed their acquisition cost.
(iv)	In November 2001, Telemar signed an association agreement with Hispamar Satélites S.A., to reduce cost of providing services to the north of the country, and especially cost of renting transponders from Embratel. On December 31, 2002, Telemar signed, along with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., a contract for onerous transfer of the right to use a Band C geostationary satellite, launched on August 4, 2004. The price of this transfer of usage right was determined by means of a study conducted by an independent firm of specialists, and totalled R$29, which is monetarily adjusted according to the “Índice de Preços ao Consumidor — IPC” (consumer price index).

On November 30, 2007, Telemar, Hispasat Brasil Ltda. and Hispasat S.A. signed a “Settlement Agreement”, a private agreement for the settlement of mutual obligations containing the following terms:

•

Not to demand the fines, penalties and monetary correction that would be applicable among the parties, arising from (i) non-settlement by Telemar of unpaid capital in Hispamar; and (ii) non-settlement by Hispamar of obligations in relation to the transfer of Telemar’s satellite usage rights, in accordance with the terms provided for at a meeting held on December 31, 2002.

•

Telemar is to pay for the subscribed stock issued by Hispamar, amounting to 28,659,000 no par value shares, by cancelling the credit held by Telemar in relation to the transfer of the satellite usage rights. This transaction was agreed to by Hispamar’s other stockholders.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

As a result of the abovementioned subscription payment, Telemar became a stockholder of Hispamar, with a 19.04% stake.

14	Recoverable taxes

	2007	2006
Value-added tax (ICMS)	739	644
Income tax and social contribution recoverable (i)	1,121	248
Withholding income tax	199	191
Other taxes recoverable	65	100

Total	2,124	1,183

Current	1,876	934
Long-term	248	249

(i)	The increase in income tax and social contribution recoverable is due to the fact that as of 2007 the Company choose to file tax returns on an annual basis, rather than on a quarterly basis as was the case in previous years up to and including 2006.

15	Deferred taxes

	2007	2006
Provisions for contingencies	664	756
Temporary differences, mainly provision for doubtful accounts	702	659
Tax loss carry-forwards	914	865
Unrecorded tax credits (i)	(59)	(158)

Total	2,221	2,122

Current	237	236
Long-term	1,984	1,886

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(i)	Unrecorded tax credits on tax loss carry-forwards amount to R$59 (2006 — R$158). In the fiscal year 2007, Oi’s record and prospects of generating sufficient taxable income over the next ten years were such that all the credits accrued to 2006, amounting to R$109, were recorded in the books).

The roll-forward of the unrecognized tax credits for 2007 is as follows:

	Balance as of 12/31/2006	Additions / exclusions	Balance as of 12/31/2007
Deferred income tax and social contribution on temporary differences	3	2	5
Deferred income tax and social contribution on tax loss carry-forwards	155	(101)	54

Total	158	(99)	59

16	Prepaid expenses

	2007	2006
FASS (social security foundation) (i)	260	—
Subsidy on Oi handsets (ii)	194	179
Financial charges (iii)	189	232
Fistel fee (iv)	83	85
Taxes and contributions	10	10
Insurance	1	12
Other	45	29

	782	547

Current	352	336
Long-term	430	211

(i)	On October 29, 2007, the Company provided funding of R$260 to FASS. This amount, calculated by the foundation’s actuaries, is intended to cover the increase in future contributions to the plan due to changes in the actuarial premises to better reflect the new economic scenario, of falling interest rates, and adjust the mortality and disability tables of the foundation’s plans. According to the current premises (see Note 30, item (a), sub-item (iv)), this amount is appropriated over approximately ten years, the estimated average remaining working life of the employees participating in the plan.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(ii)	Refers to postpaid mobile handsets, sold with an average subsidy of R$300.00. The deferral of the subsidy has been calculated based on net additions, recoverable over a period of up to twelve months, as foreseen in the contract’s fine clauses for early cancellation or migration to prepaid plans.
(iii)	Financial charges and premiums paid in advance, when obtaining loans, financing and the issuing of debentures, are amortized during the term of the related contracts (see Notes 21 and 27):
(iv)	This item refers to the Fistel fee, paid on the activation of new clients (R$26.83 per activation). The amount is deferred and amortizated over the estimated churn period of 24 months.

17	Judicial deposits and judicial blockings (court ordered judicial deposits)

	2007	2006
Civil	396	254
Tax	646	569
Labor	437	333
Judicial blockings	262	248

	1,741	1,404

The Company maintains certain judicial deposits in order to ensure their right of appeal in civil, labor and tax proceedings. In respect of judicial deposits in tax proceedings, we highlight the following:

	2007	%	2006	%
ICMS tax assessments	378	58.5	203	35.7
INSS (i)	74	11.5	110	19.3
PAES	56	8.7	18	3.2
COFINS	28	4.3	17	3.0
IPTU (ii)	25	3.9	35	6.2
CSLL	21	3.3	14	2.5
PIS/PASEP	19	2.9	18	3.2
ISS	13	2.0	12	2.1
IRPJ	10	1.5	62	10.9
FUST (Note 8(iv))	—	—	53	9.3
Other (iii)	22	3.4	27	4.6

	646	100.0	569	100.0

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(i)	This item refers to “Instituto Nacional do Seguro Social – INSS” (national institute for social security).
(ii)	This item refers to “Imposto sobre a Propriedade Predial e Territorial Urbana- IPTU” (municipal real estate tax)
(iii)	This item refers to deposits that serve as guarantee against fiscal enforcement in relation to tax charges administered by the “Secretaria da Receita Federal — SRF” (Internal Revenue Service — IRS), as well as the suspension of liability in relation to other charges by municipal and state Government bodies.

Pursuant to the pertinent legislation, during the fiscal year ended on December 31, 2007, the judicial deposits were adjusted monetarily, generating an income on the fiscal claims of R$50 (2006 – R$50), on the labor claims of R$30 and on the civil claims of R$50, recorded under “Net financial income (expenses) – Interest and monetary variation on other assets” (see Note 9).

18	Property, plant & equipment

	Cost	Accumulated depreciation	2007 net	2006 net	Annual rate of depreciation (%)
Cables (access network)	6,728	(4,202)	2,526	2,581	5 to 20
Telemar transmission equipment	9,650	(7,550)	2,100	1,673	20
Oi transmission equipment (i)	2,272	(837)	1,435	1,500	10
Oi switching equipment (i)	1,160	(405)	755	819	10
Underground ducts	2,057	(1,331)	726	740	4
Buildings	2,078	(1,404)	674	704	4 to 10
Other equipment	2,041	(1,482)	559	502	4 to 20
Posts and towers	958	(421)	537	535	4 to 5
Trunking switches	5,514	(5,093)	421	624	5 to 20
Leasehold improvements	694	(295)	399	392	10
Telemar switching equipment	9,282	(8,913)	369	387	20
Construction in progress	331	—	331	515	—
Computer hardware	732	(524)	208	223	20
Land	142	—	142	138	—
Inventories for network expansion	133	—	133	135	—
Terminals	2,219	(2,156)	63	72	13 to 20
Way TV transmission and switching equipment	28	(17)	11		10 and 20
Other assets	625	(485)	140	193	10 to 20

	46,644	(35,115)	11,529	11,733

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(i)	The rates of depreciation for the transmission and switching equipment belonging to Oi are supported by the internal appraisal of their useful lives. The assessment is based mainly on the questions of technological obsolescence and physical wear, and is in line with the normal practices adopted in the wireless telephony segment.

Additional information

(a)	Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value (impairment analysis). No significant impairment loss was identified in 2007 and 2006.

(b)	In accordance with clause 21.1 of the concession contracts, all the fixed assets belonging to Telemar that are essential for Telemar to provide the services authorized in said contracts are considered revertible assets and are part of the cost of the respective concession. These assets will automatically revert to Anatel upon the expiry of any concession contract that is not renewed.

At December 31, 2007, the remaining balance of the revertible assets is R$6,842 (2006 —R$6,496), comprising assets and construction in progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes resulting from further internal reviews and Anatel definitions.

The increase in the balance of the revertible assets was due to composition changes arising from the release of Anatel Official Notice nº 244, providing an interpretation of Anatel Resolution nº 447, which was previously subject to different interpretations.

The table below provides a summary of the comparative positions as of December 31, taking into account the effects of the new interpretation:

	2007	2006
Balance using the previous methodology	6,404	6,496
Balance according to Official Notice nº 244	6,842	6,157

(c)	The Company has a variety of lease contracts for computer equipment, the amounts of which are taken to income over the term of these contracts. For US GAAP purposes these operations are recorded as property plants and equipment, as a contra entry to accounts payable, as shown below:

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	Drawn down	Maturity	Asset balance		Liabilities balance		Expense for the year
Lessor	date	date	2007	2006	2007	2006	2007	2006
IBM Leasing	01/03/2006	01/03/2009	57	76	35	61	39	31
IBM Leasing	01/26/2007	01/25/2010	29	31	25	10	15	33
SAFRA	02/27/2007	02/27/2011	5	—	4	—	1	—
IBM Leasing	04/10/2006	04/10/2009	5	6	3	5	3	2
IBM Leasing	10/25/2006	10/24/2010	2	4	2	4	1	—
IBM Leasing	08/30/2006	08/30/2009	2	3	2	3	1	1
IBM Leasing	02/25/2007	02/25/2012	2	—	2	—	1	—
IBM Leasing	10/25/2006	10/24/2009	2	3	2	3	1	—
IBM Leasing	03/25/2007	03/25/2010	2	—	2	—	1	—
IBM Leasing	03/29/2006	03/29/2009	1	2	1	1	1	1
IBM Leasing	10/25/2004	10/25/2008	1	2	1	2	1	1
Fináustria	10/21/2002	10/21/2006	—	2	—	—	—	5
Other	03/28/2002	07/28/2007	3	3	—	1	1	4

			111	132	79	90	66	78

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

19	Intangible assets

	Cost	Accumulated amortization	2007 net	2006 net	Annual rate of amortization (%)
Oi and Way TV license (i)	1,439	(508)	931	843	7 to 13
Computer software	1,484	(994)	490	435	20
Goodwill (ii)	523	(379)	144	76	10 to 20
Others	99	(66)	33	31	5 to 20

	3.545	(1,947)	1,598	1,385

(i)	This item refers to the right to use certain radio frequencies, acquired by Oi in March 2001, for the sum of R$1,102, in July 2003 and January 2004, for R$71, and in December 2007, for R$121, the amortization of which is calculated according to the validity period of these authorizations, which extends up to March 12, 2016. The financial charges incurred prior to Oi’s operational start-up, totaling R$64, have been capitalized. Furthermore, it includes the licences of Way TV in the total net amount of R$12.
(ii)	For 2006, refers to the goodwill paid by Telemar on the acquisition of Pegasus, which is justified by the expectation of future profitability and synergy gains between operations of Telemar and Pegasus. This goodwill has been fully amortized. For 2007, refers to the goodwill paid by the Company on the acquisition of Way TV (R$64) and Paggo (R$81), which are justified by the expectation of future synergy gains (including client base) of the Company and Way TV and Paggo. Under Brazilian GAAP, these goodwill are amortized and recognized in income over a period consistent with the period over which the expectation is to incur gains.

With regard to the contracts signed in 2003 and 2004, Oi made a down-payment of 10% of the contract value, when the contract was signed, and recognized the balance under its liabilities, separated into short and long term, with final maturities in 2011 and 2012, respectively. The outstanding balance is monetarily adjusted according to the “Índice Geral de Preços—Disponibilidade Interna—IGP-DI” (domestic inflation index), plus interest of 1% per month.

In December 2007, Oi was the winning bidder for 16 of the 105 frequency lots put out to tender by Anatel, thus conferring the right to provide SMP for an indefinite period and the use of radio frequencies in São Paulo for a period of 15 years, renewable for an equal period (involving an additional R$121), as well as increased band width in some states within Region I (Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte), valid until March 13, 2016 (which involved a further R$11). At the signing of the contract, Oi paid 10% of the contract value and fully recognized the balance outstanding to Anatel for these concessions, under its liabilities.

According to the rules of the bid, the outstanding balance may be settled in up to 6 equal, consecutive annual installments, with the first coming due in 2010, though it may be paid in advance. The installments will incur “Índice de Serviços de Telecomunicações – IST” (index for telecommunications services), plus interest of 1% per month.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Due to the acquisition of Way TV, approved by Anatel on November 14, 2007, the balance in relation to that subsidiary’s authorizations to provide cable TV services was added to the aforementioned balance.

The total amount paid for the transfer of the authorizations was R$24, and their amortization has been calculated in line with the remaining validity of said authorizations, the average period being eight years.

20	Deferred charges

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase and are being amortized based on economic feasibility studies. The average amortization period is estimated at ten years for Oi Internet, AIX, Oi and TNL PCS Participações and at five years for Paggo. Way TV has deferred spending that is being amortized in five years, in the case of improvements to third-party property, and ten years, in the case of pre-operational expenses.

Consolidated deferred charges can be broken down as follows:

	2007	2006
Interest expenses	368	352
Third-party services	235	235
Personnel	52	47
Materials (mainly handsets)	31	31
Rental and insurance	23	23
Revenue from the sales of handsets	(20)	(20)
Others	13	1
Accumulated amortization	(372)	(300)

	330	369

The balances per subsidiary can be summarized as follows:

	Cost	Accumulated amortization	2007 net	2006 net
Oi	632	(349)	283	346
TNL PCS Participações	26	—	26	9
AIX	21	(13)	8	11
Way TV	17	(9)	8	—
Oi internet	4	(1)	3	3
Paggo	2	—	2	—

	702	(372)	330	369

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

21	Loans and financing

	Draw down date	Maturity	Guarantees	Financial charges	2007	2006
(a) Local currency

BNDES (i)	11/2006	06/2014	Parent Company endorsement and Telemar receivables	TJLP (*) + 2.50 % p.a. / 4.50% p.a.	1,514	811

BNDES (ii)	09/2004	10/2012	Parent Company endorsement and Oi receivables	TJLP + 4.50% p.a.	461	555

BNDES (iii)	07/2007	01/2015	Parent Company endorsement and Oi receivables	TJLP + 4.50% p.a.	440

BNDES (iv)	12/2003	01/2011	Parent Company endorsement and Telemar receivables	TJLP + 4.50% p.a.	245	323

BNDES	07/2005	08/2013	Parent Company endorsement and Telemar receivables	TJLP + 3.50% p.a. / 4.50% p.a.	69	81

BNDES (v)	12/2000	01/2008	Parent Company endorsement and Telemar receivables	TJLP + 3.85% p.a.	36	468

BNDES	12/2005	12/2013	Parent Company endorsement and Telemar receivables	TJLP + 4.50% p.a.	23	24

BNB	06/2004	12/2014	Telemar receivables	10.5% p.a.	174	196

Other					20	11

Financial charges					19	11

				Total in local currency	3,001	2,480

(*)	“Taxa de Juros de Longo Prazo – TJLP” (long-term interest rate)

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	Draw down date	Maturity	Guarantees	Financial charges	2007	2006
(b) Foreign currency

United States Dollar:
ABN AMRO Bank N.V. (vi)	08/2001	08/2009	No guarantee	LIBOR (*)+0.25% p.a. to 0.76% p.a.	233	507

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	5.45% p.a.	107	129

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	LIBOR + 3.0% p.a. to 4.83% p.a.	89	128

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	5.05% p.a.	53	64

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	5.43% p.a.	36	43

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	5.51% p.a.	33	50

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	5.28% p.a.	27	33

ABN AMRO Bank S.A.	02/2006	11/2008	No guarantee	5.40% p.a.	24	29

Senior Notes (vii)	12/2003	08/2013	No guarantee	8% p.a.	266	321

FINNVERA (vi) (x)	02/2003	02/2012	No guarantee	LIBOR + 0.29 % p.a.	159	235

FINNVERA (vi)	11/2004	11/2010	No guarantee	LIBOR +0.76% p.a.	75	106

KFW (vi) (x)	02/2003	08/2012	No guarantee	LIBOR + 0.22% p.a.	72	105

KFW	07/2002	01/2011	No guarantee	LIBOR + 0.5% p.a. to 2.0% p.a.	55	95

KFW	06/2000	10/2009	No guarantee	8.75% to 11.87% p.a.		73

Société Générale / Coface (vii) (x)	02/2003	11/2012	No guarantee	LIBOR + 0.22% p.a.	51	74

Société Générale / Natexis	12/2004	10/2009	No guarantee	LIBOR + 1.95% p.a.	30	55

Société Générale	12/2002	06/2007	No guarantee	LIBOR + 5% p.a.		3

NIB (vi)	11/2004	11/2010	No guarantee	LIBOR + 0.76% p.a.	30	43

NIB (vi) (x)	03/2003	02/2012	No guarantee	LIBOR + 0.75 % p.a.	30	44

BSB (**)	04/2005	04/2008	No guarantee	5.9% p.a.	22	26

BANESPA (***)	01/2004	01/2007	No guarantee	6.5% p.a.		17

Unibanco	12/2004	12/2007	No guarantee	4.90% p.a.		8

Others	01/2000	04/2007	No guarantee	LIBOR + 3% p.a. and 4% p.a.		18

Japanese Yen:

Citibank Tokyo (viii)	09/2007	09/2017	No guarantee	Japanese interbank rate + 0.48% p.a.	661

JBIC (viii)	01/2003	01/2011	No guarantee	Japanese interbank rate + 1.25% p.a.	207	301

JBIC (viii)	08/2001	01/2010	No guarantee	1.65% p.a.	185	294

Unibanco (ix)	09/2006	12/2008	No guarantee	1.0% p.a.	279	317

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Currency basket BNDES (xi):
BNDES (iv)	12/2003	01/2011	Parent Company endorsement and Telemar receivables	BNDES variable rate + 4.50% p.a.	35	55

BNDES (v)	12/2000	01/2008	Parent Company endorsement and Telemar receivables	BNDES variable rate + 3.85% p.a.	8	120

Financial charges					59	84

			Total in foreign currency		2,826	3,377
			Balance of foreign currency swap operations		1,316	1,460
			Total loans and financing		7,143	7,317

			Current		1,960	1,999
			Long-term		5,183	5,318

(*)	London Interbank Offered Rate – LIBOR
(**)	Banco Santander do Brasil S.A. – BSB
(***)	Banco do Estado de São Paulo S.A. – BANESPA

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(a)	Changes in balance of loans and financing during the fiscal years ended December 31, 2007 and 2006

Year	Initial balance	Additions	Amortization	Financial charges	Final balance
2007	7,317	1,827	(2,465)	464	7,143
2006	8,630	1,210	(3,306)	783	7,317

The average annual interest rate on local currency debt, which amounted to R$3,001 as of December 31, 2007 (2006—R$2,480), is 10.5% p.a. (2006—10.4%). The average annual interest rate charged for foreign currency debt, which totaled R$2,826 on that same date (2006—R$3,377), is 6.3% p.a. (2006—7.0%) for funds obtained in U.S. dollars, 1.5% p.a. (2006—1.5%) for funds denominated in Japanese Yen and 11.0% p.a. (2006—9.9%) for funds obtained through “Banco Nacional de Desenvolvimento Econômico e Social – BNDES” (national bank for economic and social development) currency basket. The financial charges on the debt are basically composed of interest and monetary and exchange variations, net of the results of swap operations.

(b)	Description of principal loans and financing

(i)	In November 2006, Telemar signed a contract for financing from the BNDES, amounting to R$1,971, and drew down R$810 to finance the expansion and technological upgrading of the Telemar fixed telecommunications network, scheduled to be carried out over the period 2006 to 2008. In September 2007, Telemar drew down a further R$700. The financial charges are due on a quarterly basis up to June 2009, from which time the payments will be monthly, between July 2009 and June 2014. The principal will become due on a monthly basis, as from July 2009.

(ii)	In September 2004, Oi closed a financing contract with the BNDES, amounting to R$663, and has drawn down R$585 of this, R$400 in September 2004 and R$185 in May 2005, with the aim of financing its planned capital expenditure. The financial charges are due on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal has been payable on a monthly basis, since May 2006. On December 29, 2005, with the consent of the BNDES, Oi transferred the full amount of this financing to Telemar.

(iii)	In July 2007, Oi closed a financing contract with the BNDES, amounting to R$467, and drew down R$290 in that same month and R$150 in October, to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled to be carried out between 2006 and 2008. The financial charges come due on a quarterly basis, until January 2010, becoming monthly for the period February 2010 to January 2015. The principal will be payable on a monthly basis, as from February 2010.

(iv)	During the period December 2003 to October 2004, Telemar drew down R$530 against a loan contract closed with the BNDES in December 2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The financial charges came due on a quarterly basis, until January 2005, becoming monthly from May 2005 until January 2011. The principal has been payable on a monthly basis, since May 2005.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(v)	This item refers to the utilization of resources provided under special lines of credit, for the acquisition and installation of equipment, infrastructure and other items, under the terms of the government’s “Programa de Apoio a Investimentos em Telecomunicações – PAIT” (support program for investments in telecommunications”. The financial charges and principal were payable on a monthly basis, until January 2008.

(vi)	In August 2001, Oi obtained a line of credit for US$1,425 million from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by the Dutch bank ABN AMRO Bank N.V., to cover both capital expenditure and working capital. After carrying out four restructurings of this facility, the most recent in November 2007, the balance on this line of credit at December 31, 2007, after discounting amortization, was US$193 million (2006 – US$310 million). The resources made available under this line of credit have been fully utilized. In November 2003, the debt was transferred from Oi to Telemar.

(vii)

On December 18, 2003, the Parent Company obtained R$879 (US$300 million) through the issuing of non-convertible “Senior Notes” abroad. JP Morgan coordinated the issue, while BB Securities (Banco do Brasil Securities) and CSFB (Credit Suisse-First Boston) participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with Parent Company having the annual option of early redemption, as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, the Parent Company effected the early redemption of some of these Senior Notes, to the sum of US$150 million, which were subsequently cancelled.

(viii)	August 2001 and January and February 2003, the Parent Company obtained R$1,646 from JBIC (Japan Bank for International Cooperation), to finance investment in Telemar. In September 2007, Telemar obtained a syndicated loan of R$664 (US$360), to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and the Sumitomo Mitsui Banking Corporation. JBIC is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and the Dutch ING Bank N.V also participated in the consortium.

(ix)	In September 2006, the Parent Company obtained R$323 from Unibanco (União de Bancos Brasileiros S.A.), through the on-lending of funds from abroad (Resolution 2,770), for the purpose of providing working capital.

(x)	In December 2002, Oi closed a financing contract with KFW—Kreditanstalt Für Wiederaufbau, NIB—Nordic Investment Bank, Société Générale/Coface and FINNVERA—Finnish Export Credit, amounting to US$300 million, to partially replace the line of credit taken out with ABN AMRO Bank N.V. In November 2003, the debt was transferred from Oi to Telemar.

(xi)	BNDES discloses its currency basket rate (UMBNDES) on a daily basis.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The maturity of long-term debt with third parties has been scheduled as follows:

	2007	%	2006	%
In local currency
2008	—	—	268	5.0
2009	381	7.4	302	5.7
2010	606	11.7	383	7.2
2011	541	10.4	311	5.8
2012	508	9.8	278	5.2
2013 and there after	674	13.0	276	5.3

	2,710	52.3	1,818	34.2

In foreign currency
2008	—	—	1,621	30.5
2009	1,005	19.4	954	17.9
2010	457	8.8	387	7.3
2011	223	4.3	155	2.9
2012	133	2.6	62	1.2
2013 and there after	655	12.6	321	6.0

	2,473	47.7	3,500	65.8

Total
2008	—	—	1,889	35.5
2009	1,386	26.8	1,256	23.6
2010	1,063	20.5	770	14.5
2011	764	14.7	466	8.7
2012	641	12.4	340	6.4
2013 and there after	1,329	25.6	597	11.3

	5,183	100.0	5,318	100.0

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

22	Dividends and interest on shareholders’ capital

	2007	2006
Proposed dividends and interest on shareholders’ capital of Parent Company	604	304
Interest on shareholders’ capital to minority stockholders’ of Telemar	183	113
Prior years’ dividends and interest on shareholders’ capital not claimed of Parent Company	72	82
Prior years’ dividends and interest on shareholders’ capital not claimed of subsidiaries	58	55

	917	554

23	Taxes other than on income

	2007	2006
ICMS (i)	444	415
ICMS – Agreement 69/1998 (ii)	223	180

PIS and COFINS	158	96
Other indirect taxes on operating revenues	37	48

Total	862	739

Current	637	540
Long-term	225	199

(i)	A variety of municipal, state and federal taxes are levied on telecommunications services, the main one being ICMS, which is charged by the states at differing rates. The ICMS rate for Rondônia is 35%; it is 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná and Alagoas. For all the other states, the ICMS rate is 25%.
(ii)	In June 1998, the state finance secretaries approved Covenant 69, broadening the range of the ICMS, which could now be levied on other services, including the connection fee. According to the new interpretation, this ICMS could be applied retroactively to the preceding five years. Telemar’s management and legal advisors consider that the broadening of the range to include services that are supplementary to those of telecommunications is questionable because: (a) the state finance secretaries acted beyond the limits of their authority; (b) the new interpretation embraces services that are not considered to be those of telecommunications; and (c) new taxes cannot be applied retroactively.

Upon the publication of the abovementioned Covenant, Telemar filed a writ against the levying of ICMS on the services of installation and connection (the principal revenues under discussion), and has been recording a monthly provision, monetarily adjusted, in relation to this case. Recently, Telemar obtained favorable definitive rulings in the proceedings it filed in the states of Sergipe, Amazonas and Amapá, with the declaration that it was unconstitutional to charge ICMS on such services. The “Supremo Tribunal de Justiça – STJ” (supreme court) is also tending towards the understanding that ICMS should not be levied on the revenues from connection and other services that prepare the way for telecommunications services.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

In view of the position of the STJ, the management understands that the amounts that have been charged to the subscribers ought to be returned to them, as the legal proceedings are decided in the different states. However, the management considers that the reimbursement of these amounts is conditional upon the subscriber still forming part of the active customer base and being up to date in his or her payments.

24	Deferred taxes on income liabilities

	2007	2006
Federal income tax payable	484	169
Social contribution payable	248	75
Income tax withheld at source on interest on shareholders’ capital	12	37
Additional indexation expense from 1990	11	12

Total	755	293

25	Tax Refinancing Program

The Parent Company and its subsidiaries Telemar and Oi have all adhered to the “Parcelamentos Especiais – PAES” (tax refinancing program) (also known as the “Programa de Recuperação Fiscal II -REFIS II” (also tax refinancing program), governed by Law nº 10,684/2003, with the registration of a substantial portion of the debt to the “Fazenda Nacional” (National Treasury) and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, the Company must maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever should happen first.

The refinancing has been scheduled over 180 months for the Parent Company and 120 months for its subsidiaries, and the amounts of R$15 (2006 – R$14) (Parent Company) and R$131 (2006 – R$122) (consolidated) were settled on time during the year ended on December 31, 2007, in compliance with the provisions of CVM Instruction nº 346, which address the prompt meeting of the payments as an essential requirement for sustaining the conditions provided for under the REFIS II.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The amounts covered by the REFIS II are as follows:

	2007		2006
	Current	Long- term	Current	Long- term
COFINS	70	310	65	356
CPMF	29	150	27	168
IOF	15	123	14	129
IRPJ	13	54	12	63
CSSL	4	23	4	26
INSS - SAT	3	20	3	21
PIS	1	3	1	3

	135	683	126	766

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	2007				2006
	Principal	Fines	Interest	Total	Total
COFINS	274	27	79	380	422
CPMF	130	13	36	179	195
IOF	101	10	27	138	143
Corporate income tax	37	9	21	67	75
Social contribution	15	3	9	27	29
INSS – SAT (*)	14	2	7	23	24
PIS	2	1	1	4	4

	573	65	180	818	892

(*)	“Seguro de Acidente de Trabalho – SAT” (workplace accident insurance).

These amounts are monetarily adjusted according to the variations of the TJLP, in the amount of R$55 (2006—R$72) being recognized as “Interest expenses” for the fiscal year ended on December 31, 2007 (see Note 9).

Faced with the undue classification, by the SRF and the “Procuradoria Geral da Fazenda Nacional – PGFN” (office of the chief attorney for the national treasury), of debts under the PAES program, Telemar felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to correctly attest to the debts that were included in that program. To this effect, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits of approximately R$3 per month were made until such time as an administrative or judicial decision be handed down determining the correct balance of the debts included in the PAES scheme. In May 2006, Telemar obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of the Parent Company and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006,

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 the SRF removed the Parent company and Oi from the REFIS II program, on the grounds of alleged payment default. Since the management and its legal advisors consider that this exclusion is totally unfounded, given that the calculation of the installments to be paid is based on the amounts that the companies themselves asked to be included, the Parent Company and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$152, will be transferred to current liabilities.

26	Provisions for contingencies

(a)	Composition of book value

		2007	2006
	Tax
(i)	ICMS assessments	389	286
(ii)	Tax loss carry-forwards	79	89
	FUST	54	65
	INSS	50	47
	ISS (*)	49	50
	Funttel	45	28
	ILL (**)	43	41
(iii)	Other claims	80	138

		789	744

	Labor
(i)	Overtime	193	372
(ii)	Salary differences/Equalization of salary scales	127	128
(iii)	Indemnities	89	107
	Labor fines	82	37
	Hazardous work conditions premium	78	121
	Claims by outsourced personnel	63	262
	Fees for legal council and expert opinions	41	24
	Additional post-retirement benefits	32	26
	Contractual rescissions	24	19
	FGTS (***)	15	9
	Actual employment	14	1
	Other claims	60	23

		818	1,129

	Civil
(i)	Anatel estimates	303	160
(ii)	Small claims courts	81	77
(iii)	Anatel fines	68	55
(iv)	Other claims	275	263

		727	555

	Total	2,334	2,428

(*)	ISS – “Imposto Sobre Serviços” (tax on services)
(**)	ILL – ”Imposto sobre o Lucro Líquido” (tax at source on net income)
(***)	FGTS – “Fundo de Garantia do Tempo de Serviço” (guarantee fund based on time of service),

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

In accordance with the terms of the respective legislation, the provisions for legal contingencies are monetarily adjusted on a monthly basis, using the following interest rates:

Tax:	Variation of the “Sistema Especial de Liquidação e Custódia – SELIC” interest rate;

Labor:	Variation of the “Tribunal Regional de Trabalho – TRT” (regional labor court) interest rate, plus interest of 1% per month;

Civil:	Variation of the “Taxa Referencial – TR” (reference rate) interest rate, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003).

(b)	Breakdown of the claims according to level of risk at December 31, 2007

	2007
	Tax	Labor	Civil	Total
Probable	789	818	727	2,334
Possible	7,273	387	2,471	10,131
Remote	692	684	375	1,751

Total	8,754	1,889	3,573	14,216

	2006
	Taxl	Labor	Civil	Total
Probable	744	1,129	555	2,428
Possible	6,012	959	1,807	8,778
Remote	273	1,085	626	1,984

Total	7,029	3,173	2,988	13,190

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(c)	Summary of changes in the balances of the provisions for contingencies

	Tax	Labor	Civil	Total
Balance at December 31, 2005	473	1,003	463	1,939

Additions, net of reversals	294	130	278	702
Write downs due to settlement	(143)	(135)	(285)	(563)
Monetary correction (Note 9)	120	131	99	350

Balance at December 31, 2006	744	1,129	555	2,428

Additions, net of reversals (i)	104	(68)	299	335
Write-downs due to settlement	(104)	(237)	(169)	(510)
Monetary correction (Note 9)	45	(6)	42	81

Balance at December 31, 2007	789	818	727	2,334

(i)	The total additions in the period, net of reversals, amounting to R$335, comprise the provisions for legal contingencies, in the amount of R$309 (see Note 8), and the amounts shown in the table below, totaling R$25. During the fiscal year ended on December 31, 2007, management updated its estimate for calculating losses in relation to labor claims, basing the updated calculation on the record of payments already made. This change resulted in a reversal against the provision for legal contingencies, in the amount of R$408, with R$265 recorded under “Other operating expenses – provisions for legal contingencies and reversals” (Note 8), and R$143 under “Interest expenses, net – monetary correction of provisions for legal contingencies” (Note 8).

The amounts of the provisions in relation to ICMS on the leasing of Internet Protocol—IP gateways, “Instituto Nacional de Colonização e Reforma Agrária – INCRA” (national institute for agricultural colonization and reform), FUST, Funttel and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	2007	2006
Deductions from gross revenue:
Leasing of IP gateways	—	(15)

Other operating expenses:
FUST	(13)	(11)
Funttel	(10)	(48)
ICMS credit on electricity	(2)	(8)

	(25)	(82)

(d)	Provisions for probable losses

Tax:

(i)	ICMS—Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to non-compliance with obligations regarding access.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(ii)	Offsetting of tax losses and a negative contribution base—As disclosed in Note 10, Telemar has obtained a preliminary injunction ensuring the offsetting of tax losses and a negative calculation base, ascertained for the base years prior to and including 1998, against 100% of taxable income.

(iii)	Other claims—These largely refer to provisions to cover IPTU assessments, amounting to R$10 (2006 – R$10) and sundry tax assessments relating to income tax and social contribution charges, to the sum of R$39 (2006 – R$35).

Labor:

(i)	Overtime—Claims relating to demands for overtime payments, for work done outside normal working hours.

(ii)	Salary differences / Equalization of salary scales—Largely represents amounts arising from pay differences among the employees in relation to claims for equal pay/reinstatement, by those whose receive less pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

(iii)	Indemnities—The indemnities correspond to demands for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day-care benefit and productivity bonus provided for in the collective labor agreement.

Civil:

(i)	Anatel estimates—The change during the fiscal year ended on December 31, 2007 is largely due to a R$143 (2006 – R$52) provision supplement, arising from non-compliance with PGMU obligations.

(ii)	Small claims courts—Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. During the fiscal year ended on December 31, 2007, payments were made in settlement of several of these suits, to the sum of R$83 (2006—R$85), offset by new provisions amounting to R$79 (2006—R$106).

(iii)	Anatel fines—These largely refer to the payment of fines arising from failures to meet quality targets under the PGMQ and “Regulamento de Indicadores de Qualidade – RIQ” (regulation of quality indicators).

(iv)	Other claims—These relate to several lawsuits in progress covering the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the fiscal year ended on December 31, 2007 is due to a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the Company’s legal advisors, as well as on a re-assessment of the amounts of the provisions to cover losses arising from lawsuits over the rescission of contracts.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(e)	Possible contingencies (not provided for)

The Company also has a number of proceedings in which the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the legal advisors, are summarized below:

Tax

ICMS—There have been a number of ICMS tax assessments against Telemar, amounting to approximately R$1,751 (2006 – R$1,198), most notably in regard to two situations: i) the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base; and ii) the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

ISS—Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$1,221 (2006 – R$1,061), have not been provided for, being considered by the lawyers to represent possible losses, given that these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

Since 2000, the Company has been contesting, both in the administrative and the judicial spheres, the demand for consideration for the use of urban in a number of municipalities within its operational area. The Company has been obtaining favourable judgements in all the judicial proceedings.

The Company’s position is based on the illegal and unconstitutional nature of said demand, especially in view of the fact that: (i) there are no legal grounds for demanding dues for the use of urban land (public easement); (ii) there do not exist, in rule of law, even the minimum criteria for introducing such a charge; (iii) there is no rule, in the Federal Municipal Statute, authorizing the charging of a consideration for the use of urban land as a manner of organizing and apportioning urban land; (iv) it is not legally possible to demand charges for the special use of public areas by companies providing public services, the exploitation of which is the private responsibility of the government; (v) any municipal regulation intended to introduce charges on property that is to serve the public interest and is regulated by the government is unconstitutional; (vi) it is not legally possible for a municipality to exact a monthly charge for the use of public easement property, as if it were a private rental arrangement; and (vii) there is existing jurisprudence, handed down by the STJ in relation to this matter, that is favorable to the companies providing such services.

INSS—There are proceedings totaling approximately R$808 (2006 – R$720), mainly relating to joint liability, the applicable percentage of SAT and items liable to incurring social security charges. Notable

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 among these is the questioning of the levying, by the INSS “Notificação Fiscal de Lançamento de Débito NFLD” (tax assessment notification)—in July 2005, of social security contributions on payments in regard to Telemar employee profit sharing, effected under the terms of Law no 10,101 and Article 7 of the 1988 Federal Constitution. Such items should not form part of the calculation base for this contribution. The amount involved in this assessment comes to R$290.

Federal taxes—There are various tax assessments with regard to federal taxes, mainly relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$1,074 (2006 – R$522). Based on the opinion of its legal advisors, the Company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

There follows a list of other charges made by the federal authorities:

(i)	IRPJ, CSLL, PIS and COFINS – Amortization of premium – Assessment of July 2005—The questioning of the sum of R$1,884 (2006 – R$1,699), largely in relation to a corporate transaction carried out by Parent Company in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of that other company. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. Parent Company is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction.

The Parent Company has duly contested the tax assessment notice. The decision in the lower administrative court, which reduced the amount in question by approximately R$300, was considered by the “Conselho de Contribuintes” (taxpayers’ council) to be invalid and the Parent Company is now awaiting a decision on appeal by the “Delegacia de Julgamento” (judgement commission).

(ii)	IRPJ and CSLL – Interest and foreign exchange variation – Assessment of November 2006—Levying of the sum of R$98 (2006 – R$87), in relation to corporate income tax and social contribution that was allegedly due on the appropriation of interest and foreign exchange variations arising from lending operations abroad, as a result of signing contracts with the Parent Company Trading for the assumption of debt. Parent Company contested this assessment and obtained a favorable final decision, which considered the charging of this debt to be totally unfounded.

(iii)	IRRF, IRPJ, CSLL, PIS and COFINS – Undue disallowances—In August 2000, Telemar was assessed by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization, for a total of R$994. Of the aforementioned sum, approximately R$51 was registered under the REFIS II program. After the final decision, the remaining amount, which is being legally questioned and for which the maximum risk level is considered to be possible, totals approximately R$82 (2006 – R$118).

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(iv)	PIS and COFINS – Undue disallowances - On June 30, 2006, Telemar received a tax assessment from the SRF, for the sum of R$677 (2006 – R$519), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in “Declaração de Débitos e Créditos Tributários Federais retificadoras – DCTF” (rectified federal tax returns) when calculating the due amounts, and inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. Telemar has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in the lower court, which is still provisional, leading to a reduction of approximately R$385 in the amount assessed, and Telemar has appealed against the unfavorable part of the decision. Given that the reduction is a consequence of the identification of errors committed, Telemar’s management believes that liability for this reduced portion should be considered remote, with the remaining balance considered possible.

(v)

Fine – “Imposto de Renda Retido na Fonte - IRRF” (withholding tax) on loan – Assessment of December 2007 - The taxation authorities fined Telemar the sum of R$160 for not having deducted corporate income tax at source (in the calendar years 2002 and 2003) on the gains arising from loan agreements with the Parent Company. The Parent Company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed, said retention was waived by Article 77, clause II of Law no 8,981/95, which was only later revoked by Law no 10,833/2003.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of around R$387 (2005 – R$959), which are mainly before lower courts and for which no ruling has been handed down regarding the merits of these cases. The change in the amount of this contingency is due to the new calculation methodology mentioned in item (c) (i).

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 24,507 lawsuits (2006 – 24,683), amounting to a total value of approximately R$2,470 (2006 – R$1,807).

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

27	Debentures

At the Ordinary General Stockholders’ Meeting, held on March 7, 2006, approval was given for a public issue by the subsidiary Telemar of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, at a nominal unit value of R$10,000.00, making a total of R$2,160. The issue date was set for March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a spread of 0.55% p.a. for the 2nd series. The interest recorded under current liabilities, as at December 31, 2007, amounting to R$76 (2006 – R$93), is amortized half-yearly, the latest due date being September 1, 2007 and the next falling on March 1, 2008. Telemar’s Board of Directors approved this operation on March 15, 2006.

At an Ordinary General Stockholders’ Meeting, held on April 17, 2007, approval was given for a private issue by Telemar of 5,400 (five thousand, four hundred) simple, non-convertible debentures, in up to five series, at a nominal unit value of R$10,000.00, making a total of R$54, with a view to financing the expansion of the mobile telephone services in a variety of locations within the state of Minas Gerais (“Projeto Minas Comunica”). The indenture was signed on December 18, 2007 and subscription to the 1st series, to the sum of R$11, took place on December 28th. The final maturity of these debentures is on July 5, 2021, with partial amortization in 2018, 2019 and 2020. The debentures are to be remunerated according to the “Índice de Preços ao Consumidor – Amplo – IPC-A”(consumer inflation index) + 0.5% p.a.

28	Stockholders’ equity

a)	Capital stock

The Parent Company’s authorized capital is represented by 700 million shares. The capital stock of the Parent Company, which is fully subscribed and paid up, amounts to R$4,689, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.

The capital stock is represented by:

	In thousands of shares
	2007	%	2006	%
Common stock	130,612	33.33	130,612	33.33
Preferred stock	261,223	66.67	261,223	66.67

Total	391,835	100.00	391,835	100.00
Common treasury stock	(3,238)	—	(3,238)	—
Preferred treasury stock	(6,475)	—	(6,475)	—

Total shares outstanding	382,122	—	382,122	—

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(b)	Capital reserves

Donations and subsidies for capital expenditure reserve

Although donations and subsidies were received in the past, under the self-financing plan, this balance basically refers to “Fundo de Investimento do Nordeste – FINOR” (Brazilian northeastern investment fund), relating to tax incentives.

(c)	Revenue reserves

Legal reserve

According to Article 193 of the Brazilian Corporate Law, the Parent Company must allocate 5% of its net income for the year to a legal reserve, up to the limit of 20% of the capital stock. This allocation is optional in the event that the sum of the legal reserve plus the capital reserves exceeds the capital stock by 30%. The legal reserve may be utilized for a capital increase or for absorbing losses, but may not be distributed in the form of dividends.

Unrealized income reserve

This reserve represents the unrealized profit arising from a positive result in the equity adjustment. In 2006, the Parent Company recorded a reversal against the reserve, to the sum of R$272, in relation to the 2005 fiscal year.

Investment reserve

The Parent Company keeps an investment reserve to cover the capital expenditure implemented directly or by extending long term lines of credit to its subsidiaries, as well as to cover their respective capital budgets. These direct and indirect resources have been invested in the expansion of the wireline network, in relation to Anatel’s targets for universal telephone access, and in getting Oi established, with a total of R$2.6 billion invested in permanent assets in 2007 (2006 – R$2.3 billion). In 2007, the Parent Company increased the investment reserve with R$1,528 (2006 – R$1,128), amounting to a total of R$6,255 (2006 –R$4,727), with a view to safeguarding its cash flows. Nevertheless, whenever the Parent Company’s financial situation allows, this reserve may be utilized for the distribution of dividends.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(d)	Dividends and interest on shareholders’ capital

According to its by-laws, the Parent Company must pay out a minimum compulsory dividend for each fiscal year, equivalent to not less than 25% of the net profit, adjusted in accordance with Article 202 of the Brazilian Corporate Legislation. The preferred shares take priority in the reimbursement of capital, without premium, and in the distribution of dividends, being guaranteed a minimum, non-cumulative dividend of 6% p.a. proportional to the capital stock or 3% p.a. of the share book value, whichever is the higher. The remaining amount of the minimum compulsory dividend is allocated to the holders of common shares, to the same limit as the preferred shares and whatever may be left over is distributed equitably among all the stockholders.

The by-laws also provide for the payment of interest on capital to the stockholders. This interest on capital is tax deductible and remuneration is limited to the average TJLP for the period in question, applied to the stockholders’ equity at the end of the previous fiscal year, and may not exceed (i) 50% of the net profit (before considering this distribution and any deduction of income tax) for the period in which the declaration is made, or (ii) 50% of the sum of the retained earnings plus the revenue reserves, whichever is the greater. The amount paid or designated as interest on capital is considered to be part of the distribution of compulsory dividends. Hence, according to the Brazilian Corporate Law, the Parent Company is obliged to distribute to the stockholders an amount sufficient to ensure that the net value received, after payment of withholding tax, is at least equal to the minimum compulsory dividend.

At the Ordinary General Meeting held on April 11, 2007, approval was given for the allocation of net income for the year ended on December 31, 2006, amounting to R$1,248, as follows: (a) R$62 to the legal reserve; (b) R$1,128 to an investment reserve; and (c) distribution of the remaining R$330, with R$30 in dividends and R$300 as interest on capital, payment of which began on April 20, 2007.

In compliance with the provisions of the Brazilian Corporate Law and in accordance with the Parent Company’s by-laws, the adjusted net profit is equivalent to the net profit for the fiscal year, adjusted to reflect the allocations to/from: (i) the legal reserve; (ii) the contingency reserve.; and (iii) the realization of unrealized profit.

The minimum compulsory dividends were calculated as follows:

	2007	2006
Net income for the year	2,297	1,248
Appropriation to legal reserve - 5%	(115)	(62)

Adjusted net income	2,182	1,186

Minimum compulsory dividend - 25%	545	296

Common stock outstanding (in thousand of shares)	127,374	127,374

Preferred stock outstanding (in thousand of shares)	254,748	254,748

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The minimum statutory dividends were calculated as follows:

	2007	2006
	Preferred	Preferred
Capital stock subscribed	4,689	4,689
Total stock outstanding (*)	382,122	382,122
Total preferred stock outstanding (*)	254,748	254,748
Calculation basis	3,126	3,126
Minimum compulsory dividend - percentage	6%	6%
Minimum compulsory dividend	188	188

(*)	thousands of shares

	2007	2006
	Preferred	Preferred
Stockholders’ equity	10,921	9,278
Total stock outstanding (*)	382,122	382,122
Total preferred stock outstanding (*)	254,748	254,748
Calculation basis	7,281	6,185
Minimum compulsory dividend - percentage	3%	3%
Minimum compulsory dividend	218	186

(*)	thousands of shares

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

From the net income for the fiscal year ended on December 31, 2007, the management is proposing the allocation of R$80 in the form of dividends and R$591 in the form of interest on capital, the total value being superior to the minimum compulsory dividend (statutory). For the purpose of determining the interest on capital for distribution, the calculation base considered the amounts net of IRRF.

The distribution of interest on capital for the fiscal year 2006 was approved at an Extraordinary General Stockholders’ Meeting of the Parent Company, held on April 11, 2007, with the amount adjusted up to December 31, 2006 according to the variations of the CDI rate and adjusted from January 1, 2007 until the start of payments in accordance with the TR.

	Common stock	Preferred stock	Total
Proposed dividends	27	53	80
Interest on shareholders capital	197	394	592
IRRF due on interest on shareholders’ capital	(23)	(46)	(70)

Total distribution net of IRRF	201	401	602

Preferred stock outstanding (in thousands of shares)	127,374	254,748	382,122

Amount per share
Proposed dividends – (R$)	0.2120	0.2080
Interest on shareholders capital (historical value) December 10, 2007	1.3661	1.3661

The dividends and interest on capital payable by the Parent Company, shown under current liabilities, are made up as follows:

Base year of the proposal	2007	2006
2007	604	—
2006	14	304
2005	22	26
2004	36	37
2003	—	19

	676	386

(e)	Prescribed dividends

This refers to dividends and interest on shareholders capital that have not been claimed by the shareholders, within a period of three years from the date that this remuneration was placed at their disposal.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(f)	Treasury stock

The most recent share buy-back scheme at the Parent Company was concluded in 2005. The present balance shows a total of 9,713 thousand shares held in treasury, of which 3,238 thousand are common stock and 6,475 thousand are preferred stock.

(g)	Retained earnings

Management presented a proposal for the allocation of the net profit for the 2007 fiscal year, under the terms of Article 192 of Law no 6,404/76. After deducting the legal reserve and dividend, the remaining amount of R$1,528 was transferred to the investment reserve. At December 31, 2007, after the allocation of net profit as referred to above, the amount of revenue reserves exceeded the Parent Company’s capital in the amount of R$1,519. A General Stockholders Meeting will deliberate whether to use this amount for a capital increase and/or the distribution of dividends.

(h)	Reconciliation of net income for the year and stockholders’ equity from Parent Company to Consolidated

The reconciliation of net profit for the years ended on December 31, 2007 and 2006 and of stockholders’ equity on those dates, between the Parent Company and the Company, is shown below:

	Net income for the year		Stockholders’ equity
	2007	2006	2007	2006
Parent Company	2,297	1,248	10,921	9,278
Elimination of unrealized profit on the sale to Telemar of the Parent Company’s interest in Pegasus (i)			(43)	(43)
Elimination of the goodwill amortization paid by Telemar in acquisition of the Parent Company’s interest in Pegasus	20	20	99	79
Amortization of the Parent Company’s goodwill (ii)	(11)	(11)	(56)	(45)
Elimination of unrealized profit on the sale to Telemar of the Parent Company’s interest in Oi (iii)			(500)	(500)
Elimination of the goodwill amortization paid by Telemar in its acquisition of Parent Company’s interest in Oi (iii)	53	53	243	190

Consolidated	2,358	1,310	10,665	8,959

(i)	This refers to the elimination of the Parent Company’s unrealized profit on the sale of its equity stake in Pegasus (absorbed by Oi) to Telemar, amounting to R$43, which was recognized in December 2002.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(ii)	The goodwill paid by the Parent Company on its acquisition of an equity stake in Pegasus, in January 2001, has been retained in the consolidation, at the sum of R$56, and has been amortized over a period of 60 month.
(iii)	This refers to the elimination of the Parent Company’s unrealized profit on the sale of its equity stake in Oi (reversal of the provision for unsecured liabilities). Also eliminated is the amortization of the premium paid by Telemar on its acquisition, for R$1.00 (one real), of the Parent Company’s equity stake in Oi, which is being amortized over 9 years and five months, since May 2003, in line with the average depreciation of the related assets.

29	Financial instruments

The market risk exposure of the Company arises mainly from changes in the currency exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in reais. In order to reduce this risk exposure, the companies use derivatives such as swap contracts. The Company do not use derivatives for any other purpose.

These transactions are carried out through the Company’s treasury department, in line with a strategy that has been previously approved by the management.

(a)	Foreign exchange risk

Approximately 35% (2006 – 42%) of the consolidated debt, including debentures and excluding currency swap operations, is denominated in foreign currency (U.S. dollars, Japanese yen and BNDES basket of currencies).

The sum of the nominal values of the currency swaps and foreign currency investments, as at December 31, 2007, is US$1,149 million (2006 – US$1,308 million) for the consolidated figures and US$516 million (2006 – US$550 million) for the Parent Company, providing 72% and 97% cover, respectively, of the foreign exchange risk (2006 – 83% and 94%).

A summary of the position of these transactions is shown below:

	Value of		Recorded loss
	derivative contracts		on derivatives
	2007	2006	2007	2006
Foreign currency investments (i)	893	880	(107)	(48)
Foreign exchange swaps	1,142	1,916	(493)	(696)

Total	2,035	2,796	(600)	(744)

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

(i) Earnings on financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 9).

(b)	Interest rate risk

The Company has loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank offered rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on the BNDES variable currency basket rate (UMBNDES), in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, the Company has engaged in swap transactions that convert the LIBOR rates into fixed rates.

As at December 31, 2007, approximately 85% (2006 – 80%) of the debt incurred, including debentures, was subject to floating interest rates, and 8% (2006 – 13%) was exchanged for fixed rates, by means of swap transactions.

	Value of the		Gain (loss) on
	derivative contracts		derivatives
	2007	2006	2007	2006
Interest rate swaps:	538	830	4	1

(c)	Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 12).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(d)	Fair value of the financial instruments

The market values of the principal financial instruments are similar to their book values, as shown below:

		2007		2006
		Book value	Market value	Book value	Market value
(i)	Loans and financing	7,143	6,713	7,317	7,293
(ii)	Investment in marketable securities	6,206	6,206	4,525	4,525
(ii)	Debentures	2,247	2,247	2,253	2,253
(iii)	Derivatives	1,316	1,326	1,460	1,417

(i)	The market values of loans & financing were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.
(ii)	The book balances of investments in marketable securities and debentures, at December 31, 2007 and 2006, are similar to their market values, because they are recorded at their realizable values.
(iii)	The fair value of derivatives differs from the book value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the gains over loans and financing due to the appreciation of the Brazilian Real. This reduction of fair value to book value would only occur if the Company were to terminate these contracts before maturity. Management intends to maintain these instruments to their maturity.

30	Employee benefits

a)	Private pension plans

Sistel is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for the employees and their family members who are linked to the sponsors of Sistel.

With the statutory alterations approved by the SPC in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated PBS-A).

The Parent Company and its subsidiary Telemar sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and the Parent Company and its subsidiaries Telemar, Oi and Oi Internet sponsor private variable contribution pension plans (TelemarPrev).

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, the “Conselho Deliberativo” (Steering Committee) da Sistel formally requested, in October 2004, that the administration of the PBS-Telemar and TelemarPrev plans be transferred to FASS. This foundation was set up by Telemar and authorization to begin its activities was granted by the SPC on January 12, 2005. The aforementioned transfer process was completed on February 28, 2005. Sistel continues to be responsible for the PBS-A plan.

The FASS, a closed supplementary pensions entity with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

In December 2006, the SPC approved new alterations to the regulations governing TelemarPrev, aimed at simplifying the regulatory text and operational procedures.

The bookkeeping for the pension and welfare plans is kept entirely separate, allowing the results to be ascertained for each benefit plan.

The disclosure of information and effects, a requirement of the pronouncement issued by IBRACON regarding the recording of employee benefits, approved by CVM Resolution nº 371/2000, is shown below:

(i)	Defined benefit pension plans (PBS-A and PBS-Telemar)

PBS-Telemar (individual) scheme was introduced at the time of the statutory alterations at Sistel and retained the same benefits provided for under the PBS-A (joint) scheme. In addition to the benefit of supplementing monthly income, medical assistance “Plano de Assistência Médica ao Aposentdo - PAMA” (post-retirement medical care plan) is provided for retired employees and their dependents, with the cost being shared by the other sponsors.

The contributions of the active participants under the PBS-Telemar plan correspond to the sum of: (i) 0.5% to 1.5% of the participation salary (according to the age of the participant); (ii) 1% of that portion of the participation stipend that is equivalent to between half and one “Unidade Padrão “ (standard unit); and (iii) 11% of that portion of the participation salary that exceeds one “Unidade Padrão “ (standard unit). The contribution of the sponsors is equivalent to 9.5% of the payroll of the employees actively participating in the plan, of which 8 % goes to the PBS-Telemar plan and 1.5% to PAMA. The capitalization method is used for determining the costing of the plan.

The PBS-A plan has been closed to new participants ever since TelemarPrev was set up, in September 2000, and about 96% of the participants have migrated to TelemarPrev.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Reconciliation of the assets and liabilities, as at December 31:

	2007		2006
	PBS-A (*)	PBS-Telemar	PBS-A (*)	PBS-Telemar
Fair value of the plan’s assets	3,792	205	3,370	195
Present value of the actuarial liabilities	(2,434)	(182)	(2,217)	(164)

Fair value of the surplus of assets over actuarial liabilities	1,358	23	1,153	31

(*)	Does not include active participants, there being a sufficient surplus to cover the future actuarial liabilities.

Although the plans show a surplus of assets in relation to the actuarial liabilities, as at December 31, 2007 and 2006, these surpluses are not recognized under Brazilian GAAP, due to the fact that there is no legal provision for their reimbursement, in addition to the fact that the PBS-A is not a contributory plan.

Change in plan assets:

	PBS-A	PBS-Telemar
Fair value of the assets at December 31, 2006	3,370	195
Benefits paid during the year	(193)	(13)
Actual return on plan assets	615	23

Fair value of plan assets at December 31, 2007	3,792	205

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Changes in actuarial liabilities:

	PBS-A	PBS-Telemar
Liabilities at December 31, 2006	2,217	164
Interest on actuarial liabilities	217	16
Benefits paid during the year	(193)	(13)
Actuarial loss	31	1
Impact of change in actuarial premises	162	14

Liabilities at December 31, 2007	2,434	182

The above amounts do not take into consideration the assets and liabilities of PAMA, as it has multiple sponsors and is similar to the defined contribution plans (payment of benefits is limited to the amount of the contributions received by the plan), so there are no liabilities beyond the level of the existing balances.

(ii)	Defined contribution private pension plan (TelemarPrev)

The Parent Company and its subsidiaries Telemar, Oi and Oi Internet sponsor the TelemarPrev plan, which was approved by the SPC in September 2000.

The benefits to the participants ensured by the plan are classified as: (i) risk benefits - supplements; and (ii) programmable benefits - income.

Normal contributions by the participants are made up of two parts: (i) basic - equivalent to 2% of the participation stipend; and (ii) standard - equivalent to 3% of the positive difference between the total participation stipend and the social security value. Additional contributions by the participants are optional, to be made in percentages representing multiples of 0.5% of the participation salary and for a period of not less than 6 months. Contingent contributions by the participants are also optional and must not be less than 5% of the participation stipend ceiling.

The plan’s regulations stipulate the parity of contributions made by the participants and the sponsors, up to the limit of 8% of the participation salary, with the restriction that the sponsor has no obligation to match any additional contributions made by the participants. The capitalization method is used for determining the costing of the plan.

Details of the variable contributions in relation to the defined benefits under the TelemarPrev plan are shown below:

Reconciliation of the plan’s assets and liabilities, at December 31:

	TelemarPrev
	2007	2006
Fair value of plan assets	2,223	1,838
Present value of plan actuarial liabilities	(1,939)	(1,684)

Fair value of the surplus of plan assets over actuarial liabilities	284	154

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Changes in plan assets:

TelemarPrev
Fair value of plan assets at December 31, 2006	1,838

Benefits paid during the year	241
Actual return on plan assets	245
Contributions paid in the year	(101)

Fair value of plan assets at December 31, 2007	2,223

Changes in actuarial liabilities:

TelemarPrev
Liabilities at December 31, 2006	1,684

Gross current service cost (with interest)	7
Interest on actuarial liabilities	168
Benefits paid during the year	(101)
Actuarial loss	32
Impact of change in actuarial premises	149

Liabilities at December 31, 2007	1,939

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(iii)	Principal actuarial premises

The main actuarial premises adopted in the calculations of the PBS-A, PBS-Telemar and TelemarPrev plans are as follows:

	% p.a.
	2007		2006
		PBS-Telemar e		PBS-Telemar e
	PBS-A	TelemarPrev	PBS-A	TelemarPrev
Actuarial liability discount rate	10.51	10.51	10.24	10.24
Expected remuneration rate	10.82	11.50(*) /10.50(**)	13.18	12.20(*) /10.70(**)
Estimated inflation rate	4.50	4.50	4.00	4.00
Estimated salary increase	(***)	7.32	(***)	4.00
Estimated benefit increase rate	4.50	4.50	4.00	4.00
Mortality table	AT2000	AT2000	UP94	UP94

(*)	PBS - Telemar
(**)	TelemarPrev
(***)	Does not include active participants.

On October 29, 2007, the Company provided funding of R$260 to FASS. This amount, calculated by the foundation’s actuaries, is intended to cover the increase in future contributions to the plan due to changes in the actuarial premises to better reflect the new economic scenario, of falling interest rates, and adjust the mortality and disability tables of the foundation’s plans. According to the current premises (see Note 30, item (a), sub-item (iv)), this amount is appropriated over approximately ten years, the estimated average remaining working life of the employees participating in the plan.

The following a list of the changes in the actuarial premises that are reflected in the welfare plans, when applicable:

•	The mortality of able-bodied individuals was changed from UP-94 to AT-2000;

•	The beginning of disability was changed from the Álvaro Vindas to the Zimmermann Nichzugs method;

•	The mortality of the disabled was changed from the CAP Experience to the Winklevoss method;

•	Morbidity was changed from the STEA Experience to a chart based on the FASS Experience; and

•	The actuarial interest rate was changed from 6% to 5.75%.

(b)	Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for the stockholders. The scheme comes into effect when the following targets are met:

•	Economic value added targets (indicators of Earnings Before Interest, income Tax, Depreciation and Amortization - EBITDA, as well as indicators of economic value added); and

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

•	Operational, quality and market indicators.

On December 31, 2007, Telemar, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$72 (2006 – R$34).

Balance at December 31, 2006	34
Payment of profit sharing referring to year 2007	(46)
Addition to provision in 2007 (Note 8)	84

Balance at December 31, 2007	72

(c)	Other employee benefits

The Company also offers its employees plans covering medical and dental care, pharmaceutical assistance, child day-care assistance and group life insurance, with the discounts from the payroll being made in accordance with the pay scales established in the collective labor agreements.

(d)	Stock options

At an Extraordinary General Stockholders’ Meeting, held on April 11, 2007, approval was given for a stock option plan. The Board of Directors is responsible for running the scheme, and will introduce stock purchase programs from time to time.

The Stock Option Program initiated in 2007 includes 40 beneficiaries, who are entitled to a total corresponding to up to 1.31% of the subscribed and paid in share capital, representing 5,120 thousand common shares granted under the program of April 2007. The options may be exercised as from April 12, 2008, in four equal annual blocks.

The exercise price that has been set was based on the weighted average Bovespa quotation over the 30 days immediately preceding the concession date, and will be monetarily adjusted according to “Ìndice Geral de Preços – Mercado—IGP-M” (general market inflation index).

The beneficiaries may choose to receive the difference between the market value and the strike price of their options, or to receive the corresponding shares.

The market value of the shares on the last business day of the year 2007 was R$58.55 per share. The Parent Company has common treasury stock at a lower price than the market and option values and in sufficient quantity to cover more than two years of options granted under the April 2007 plan. Hence, management has not recorded a provision under Brazilian GAAP.

The following table shows the position of the options in effect as at December 31, 2007:

	Stock options outstanding
Exercise price range on the contract’s settlement date	Stock (in thousand of shares)	Weighted average remaining life (months)	Weighted average exercise price
R$50.00 - 59.99	5,120	40	54.32

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

31	Transactions with related parties

(a)	Credit lines opened by the Parent Company

The lines of credit extended by the Parent Company to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ forecast cash flows, at an interest rate corresponding to 104% of the CDI rate (2006 – 104% of the CDI rate).

(b)	BNDES loan contracts

During the period December 2003 to December 2007, Telemar and Oi drew down R$2,146 and R$1,025, respectively, in relation to new loan contracts, signed with BNDES in December 2003, September 2004, July 2005, December 2005, November 2006 and July 2007, for a total of R$3,863. These funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of the BNDES, Oi transferred the full amount of its financing to Telemar (see Note 21 item (b)).

(c)	Financial investments managed by BB DTVM

Parent Company has money in an investment fund abroad, amounting to R$573 (2006 – R$650), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A. These companies are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A.

32	Insurance

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

The assets and responsibilities of material value and/or high risk are covered by insurance. The Company hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the Company’s assets and the continuity of its operations, as well as compliance with the rules laid down in the Concession Contracts.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The insurance policies provided the following cover, according to risk and the nature of the asset, as at December 31, 2007 and 2006:

	Insured amount
Type of insurance	2007	2006
Operational risk and loss of business	800	800
Fire - inventory	112	—
Civil liability - third parties (*)	106	129
Warranty insurance	32	74
Theft - inventory	30	—
Civil liability - general	20	20
Civil liability - vehicles	3	3

*	at the exchange rate on December 31, 2007

32	Commitments

(a)	Rentals

The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases amounted to R$693, R$616 and R$545 for 2007, 2006 and 2005, respectively.

The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2007 and expiring in 2008 amount to R$998.

The Company has several capital lease agreements for information technology equipment. The amounts charged to income for the years 2007, 2006 and 2005 were R$66, R$78 and R$60 respectively (Note 17).

(b)	Labor agreements

The state labor unions are associated either with the “Federação Nacional dos Trabalhadores em Telecomunicações —Fenattel” (national telecomunications labor union), or with the Federação Interestadual dos Trabalhadores em Telecomunicações—“Fittel” (interstate telecomunications labor union). Management negotiates new collective labor agreements every year with the local labor unions.

(c)	Reversibility of property, plant and equipment

A substantial part of the property, plant and equipment of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

34	Other information

(i)	Acquisition of SMP licenses by Oi

On December 6, 2007, the Official Gazette of the federal government (Diário Oficial da União), or Official Gazette, published Act No. 68,982, dated December 5, 2007, partially ratifying the Public Bid No. 001/2007/SPV–ANATEL, and granting us the authorization to provide Mobile Services (Serviço Móvel Pessoal), or SMP, use radio frequency in São Paulo, and increase the frequency band in certain states of Region I of the General Plan of Authorizations, (Plano Geral de Autorizações), or PGA, (Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte), or Region I.

On December 7, 2007, we have signed the Authorization Term for the Use of Radio Frequencies (Termo de Autorização de Uso das Radiofreqüências) whose extract was later published at Official Gazette on December 11, 2007 which effectively transfered all rights and obligations related to the 2G licence according to the PGA.

On January 3, 2008, the Official Gazette published the Notice of Authorization and Adjudication (Aviso de Habilitação e Adjudicação), dated December 28, 2007, authorizing us to use second generation radio frequencies (2G), representing additional bands for SMP in the interior of São Paulo.

(ii)	Changes in the corporate legislation

Law no 11,638/2007 was enacted on December 28, 2007, with effect as of January 1, 2008. The new law introduces changes to Brazilian corporate law no 6,404/1976, bringing it into line with International Financial Reporting Standards—IFRS. The changes introduced by Law no 11,638/2007 provide the framework for the CVM to consider alterations to the accounting rules, for greater international convergence in this area.

The following are among the main changes to the Brazilian Corporate Law:

•	Replacing the statement of changes in financial position with the cash flow statement, and the inclusion of the value added statement, as obligatory financial statements;

•	Disclosure of the premium paid in the acquisition of intangible assets;

•

Tax reduction gains, obtained by means of tax incentives, are to be recorded in the Income Statement. The amounts may be allocated to a revenue reserve (tax incentives), instead of the capital reserve, and deducted in the calculation of the compulsory minimum dividend and of the revenue reserve limit;

•	The revaluation reserve is no longer allowed. This doesn’t affect the Company’s financial statements;

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

•	Recording of financial instruments at market value or by the amortized cost method, depending on whether they are classified as: up for sale, earmarked for trading or to be held to maturity;

•	Financial instruments classified as long term assets or liabilities are to be recorded at net present value; and

•	In the case of business combinations, the assets and liabilities of companies that are taken over or created as a result of a merger or split are to be recorded at market value.

At the present moment, in the absence of further clarification of the new law, particularly how it is to be applied in practice and its correspondent regulation, management feels that it is not yet possible to reasonably assess and evaluate the potential impact on the company’s financial statements.

(iii)	Acquisition by Telemar of Tele Norte Celular Participações S.A.

In December 2007, Telemar closed a contract for the acquisition of 1,292,679 common shares and 3,716 preferred shares issued by Tele Norte Celular Participações S.A. (TNCP), representing 51.86% of that company’s common stock, 0.09% of its preferred stock and 19.34% of all the shares issued by TNCP that Telpart Participações S.A. (“Telpart”) undertook to sell and transfer to Vivo Participações.

This contract shall be submitted for approval at a general meeting of the stockholders of Telemar.

The acquisition price of the shares came to a total of R$128.6 million, monetarily adjusted according to the average daily rate of the CDI, as from August 2, 2007 up to the closing of the transaction on April 3, 2008, the same terms offered to Telpart by Vivo. This amount corresponds to a price per common share of R$99.38 for TNCP, implying a price per common share issued by its subsidiary, Amazônia Celular, of R$152.01.

Telemar intends to make a “Oferta Pública de compra de Ações voluntaries – OPA” (public voluntary tender offer), for the purchase of up to one third of each type and class of outstanding preferred shares belonging to stockholders who do not have a controlling stake in TNCP and Amazônia Celular, at the indicative prices of R$33.00/share and R$25.55/share, respectively. On May 5, 2008 Telemar filed with the CVM a registration request for a compulsory tender offer (tag along rights) for minority stockholders of common stock, at the following prices: TNCP—R$79.51/share and Amazônia Celular—R$121.61, both as monetarily adjusted by the average daily CDI rate.

(iv)	Material Information disclosure of February 6, 2008 (transcribed in full):

Telemar Participações S.A., (Telemar Part), together with its subsidiaries Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, in order to supplement the disclosures issued on January 9th, 10th and 30th, informs the market and the public in general of the following:

1.	The negotiations being carried out, with a view to: (i) the restructuring of Telemar Part.’s stockholder base, with some stockholders selling up and others repositioning their stakes ; and (ii) the acquisition of a controlling stake in Brasil Telecom Participações S.A. (“BrTP”), continue to proceed, but have not yet been concluded.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

2.	With specific regard to the negotiations surrounding BrTP, we wish to clarify that, although there is as yet no definitive outline to this transaction, the options analyzed do not include a merger, but simply the acquisition of a controlling stake, which may be purchased from one or more of the companies that directly or indirectly control the company BrTP.

3.

Moreover, as pointed out in the disclosure of material information on January 10th, the amounts being discussed in these negotiations are by no means definitive, and are thus subject to modification, but tend to converge on a mid-point value in the range R$4.5 billion to R$5.2 billion, for a full direct controlling stake in BrTP. Nevertheless, no final value has yet been determined in the event that these negotiations should come to fruition.

We repeat that, so far, no agreement has been reached as to the terms of the transaction and no document has been signed by the parties, even in draft form, to this effect.

(v)	New SMP regulations

On February 13, 2008, Anatel published an addendum to Resolution nº 477 of August 7, 2007, dealing with the regulation of SMP.

Among the principal changes introduced by the new regulations, certain guarantees provided to the customers, listed below, could have a material impact on the company’s financial statements for the fiscal year ended on December 31, 2008:

1.	The reimbursement in double of amounts unduly charged to and paid by customers, plus interest and monetary correction;

2.	Calls made more than 60 days prior to the billing date must be successfully negotiated with the customer before they can be charged;

3.	Customers may request the suspension of services for a period of 30 to 120 days, without incurring any additional charges;

4.

If a customer receives a call under the conditions of the roaming service, the revenue for the 2nd leg of the call (routing detour) will now be due to the mobile (SMP) service provider (s), and no longer to the fixed (STFC-LD) long distance service provider (s);

5.	The prohibition of a waiting period when switching from one service plan to another.

6.	The obligation to provide pre-paid cards with a validity of 180 days or more, in addition to the existing 90 day cards;

7.	Allows service providers to offer pecuniary benefits when purchasing a handset and, through a contractual instrument quite distinct from the service contract, make those benefits conditional on the customer remaining within the subscriber base for a period of up to 12 months.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

8.	Allows the possibility of adding new pre-paid credits to the already existing ones, with the latest validity date applying to all the credits (This policy of renewing expired credits has been adopted by Oi already);

9.	Requires the provision of customer care outlets as per micro-region, with a minimum number of outlets in relation to the number of inhabitants, according to applicable regulation.

(vi)	Acquisition by Telemar of Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”) (collectively, “Brasil Telecom”)

On April 25, 2008, Credit Suisse (Brasil) S.A. (“Credit Suisse”), acting as agent on behalf of Telemar, entered into a Share Purchase Agreement with Brasil Telecom’s controlling shareholders for the acquisition of 81,092,986 common shares of BrT Part, representing 60.5% of its voting capital stock and 22.3% of its total share capital, including 247,317,180 common shares and 120,911,021 preferred shares of BrT held by BrT Part, representing 99.1% of the outstanding voting capital stock and 65.6% of the total share capital of BrT. Total purchase price is R$5.9 billion, adjusted by the variation of the interbank rate and any dividends declared up to the closing date.

The acquisition is contingent upon a number of regulatory measures and approvals by Anatel, the Brazilian Securities Commission (“CVM”), the Brazilian Antitrust Authority (“CADE”), the São Paulo Stock Exchange (“Bovespa”) and the U.S. Securities and Exchange Commission (“SEC”). According to the Share Purchase Agreement, these approvals must occur up to 240 days or 365 days after its execution, depending on exceptional circumstances as set forth in the Share Purchase Agreement, or Telemar will be required to pay a fee of approximately R$490 million for the termination of the Share Purchase Agreement.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

35	SEGMENT REPORTING

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	2007
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	11,656	2,595	—	(3)	14,248
Long-distance	3,587	—	—	—	3,587
Data transmission	2,607	358	141	(227)	2,879
Remuneration for network usage	690	1,916	—	(849)	1,757
Prepaid calling cards for public telephones	1,106	—	—	—	1,106
Sales of handsets and accessories	—	243	—	(4)	239
Other revenues	877	449	33	(22)	1,337

	20,523	5,561	174	(1,105)	25,153

ICMS and other indirect taxes	(5,866)	(1,039)	(18)	44	(6,879)
Discounts and returns	(270)	(419)	(1)	—	(690)

Net operating revenues	14,387	4,103	155	(1,061)	17,584

Cost of services rendered and products sold:
Interconnection	(3,171)	(1,010)	—	849	(3,332)
Depreciation	(1,682)	(575)	(1)	—	(2,258)
Network maintenance	(1,282)	(96)	(1)	16	(1,363)
Rental and insurance	(505)	(386)	(77)	295	(673)
Cost of handsets and accessories	—	(262)	—	—	(262)
Other	(928)	(403)	(46)	4	(1,373)

Total cost of services rendered and products sold	(7,568)	(2,732)	(125)	1,164	(9,261)

Gross profit	6,819	1,371	30	103	8,323

Selling expenses:
Sales commission	(544)	(103)	(2)	—	(649)
Provision for doubtful accounts	(262)	(289)	(4)	30	(525)
Contact center	(285)	(107)	(7)	—	(399)
Postage and billing	(318)	(38)	—	—	(356)
Marketing	(354)	(119)	(3)	177	(299)
Other third party services	(142)	(68)	(3)	4	(209)
Other costs	(180)	(74)	(3)	3	(254)

Total selling expenses	(2,085)	(798)	(22)	214	(2,691)

General and administrative expenses:	(943)	(239)	(42)	(2)	(1,226)

Financial results	(407)	108	(125)	—	(424)

Other operating income (expenses), net	44	(40)	2,381	(2,645)	(260)

Net income (loss) for the year	2,646	502	2,280	(3,070)	2,358

Accounts receivable	3,122	301	44	(181)	3,286
Property, plant and equipments	8,216	3,252	61	—	11,529
Loans and financing	5,191	450	1,489	13	7,143

	2006
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	11,943	2,149	—	(44)	14,048
Long-distance	3,721	—	—	(18)	3,703
Data transmission	2,334	309	87	(217)	2,513
Remuneration for network usage	797	1,341	—	(813)	1,325
Prepaid calling cards for public telephones	1,117	—	—	—	1,117
Sales of handsets and accessories	—	319	—	—	319
Other revenues	818	397	—	(7)	1,208

	20,730	4,515	87	(1,099)	24,232
ICMS and other indirect taxes	(5,822)	(905)	(9)	41	(6,694)
Discounts and returns	(358)	(308)	—	—	(666)

Net operating revenues	14,551	3,301	78	(1,058)	16,872

Cost of services rendered and products sold:
Interconnection	(3,087)	(519)	—	813	(2,792)
Depreciation	(2,242)	(519)	(1)	—	(2,762)
Network maintenance	(1,220)	(157)	(1)	—	(1,378)
Cost of handsets and accessories		(578)	—	—	(578)
Rental and insurance	(478)	(358)	(43)	279	(599)
Other	(943)	(296)	(12)	—	(1,251)

Total cost of services rendered and products sold	(7,969)	(2,427)	(57)	1,092	(9,360)

Gross profit	6,582	875	21	34	7,512

Selling expenses:
Other third party services	(142)	(121)	(1)	5	(260)
Sales commission	(209)	(330)	(4)	14	(528)
Provision for doubtful accounts	(387)	(87)	(1)	—	(475)
Contact center	(270)	(116)	(4)	—	(391)
Postage and billing	(322)	(34)	(1)	165	(357)
Marketing	(254)	(212)	(9)	2	(310)
Other costs	(206)	(68)	—	—	(272)

Total selling expenses	(1,790)	(968)	(20)	186	(2,593)

General and administrative expenses:	(947)	(204)	(56)	—	(1,207)

Financial results	(1,205)	108	(198)	7	(1,289)

Other operating income (expenses), net	(562)	80	1,472	(1,601)	(611)

Net income (loss) for the year	1,601	151	1,226	(1,669)	1,310

Accounts receivable	3,385	560	24	(165)	3,804
Property, plant and equipments	8,276	3,440	18	—	11,733
Loans and financing	5,431	0	2,057	(171)	7,317

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Other operating income (expenses), net	(562)	80	1,472	(1,601)	(611)
Net income (loss) for the year	1,601	151	1,226	(1,669)	1,310

Accounts receivable	3,385	560	24	(165)	3,804
Property, plant and equipments	8,276	3,440	18		11,733
Loans and financing	5,431	0	2,057	(171)	7,317

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	2005
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	12,146	1,426		(13)	13,559
Long-distance	3,824			(29)	3,795
Data transmission	1,936	27	566	(468)	2,061
Remuneration for network usage	1,112	907		(717)	1,301
Prepaid calling cards for public telephones	1,111				1,111
Sales of handsets and accessories		767			767
Other revenues	810	303	116	(137)	1,092

	20,939	3,430	682	(1,364)	23,687

ICMS and other indirect taxes	(5,900)	(699)	(74)	60	(6,614)
Discounts and returns	(192)	(110)	(23)		(325)

Net operating revenues	14,847	2,620	585	(1,305)	16,747

Cost of services rendered and products sold:
Interconnection	(3,024)	(87)		717	(2,394)
Depreciation	(2,484)	(419)	(26)		(2,930)
Network maintenance	(919)	(117)	(10)		(1,046)
Cost of handsets and accessories		(835)			(835)
Rental and insurance	(499)	(191)	(124)	295	(519)
Other	(845)	(238)	(7)	19	(1,072)

Total cost of services rendered and products sold	(7,771)	(1,889)	(167)	1,031	(8,796)

Gross profit	7,076	731	418	(274)	7,951

Selling expenses:
Other third party services	(142)	(128)		18	(253)
Sales commission	(485)	(249)	(150)	306	(578)
Provision for doubtful accounts	(461)	(41)	(3)		(506)
Contact center	(300)	(82)	(6)		(388)
Postage and billing	(348)	(24)			(372)
Marketing	(171)	(118)	(9)	7	(292)
Other	(221)	(70)	(4)	2	(292)

Total selling expenses	(2,128)	(712)	(172)	332	(2,680)

General and administrative	(853)	(187)	(45)		(1,084)

Financial results	(1,322)	(61)	(229)	(3)	(1,616)

Other operating income (expenses), net	(625)	43	1,984	(2,159)	(757)

Net income (loss) for the year	1,738	(19)	1,710	(2,316)	1,114

Accounts receivable	3,336	466	29	(121)	3,711
Property, plant and equipments	9,204	3,275	39		12,518
Loans and financing	7,015		2,281	(666)	8,630

36	Summary of the differences between Brazilian GAAP and US GAAP

The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

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

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average of 98.65% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts are recorded under interest income when the contracts expire while losses are recorded currently against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.

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

Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, its amortization is recognized in income over a period consistent with the period in which the expectation is to incur gains or losses. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in income over a period consistent with the assets’ useful lives.

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

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

Reporting units

For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS 142 and Emerging Issues Task Force—EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.

The Company identified the following six reporting units for the year 2007:

1.	Fixed-line telecommunications services;

2.	Mobile telecommunications services;

3.	Data-transmission services;

4.	Rental of duct infrastructure;

5.	Business internet access services; and

6.	Consumer internet access services.

The contact center services reporting unit has been spun-off in 2005 (See Note 37). According to SFAS 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Acquisition of Way-TV

The Company acquired Way-TV in November 2007. For US GAAP purposes, all initial goodwill recorded under BR GAAP, in the amount of R$64, has been allocated to intangible assets, together with an amount of R$17, which under BR GAAP is recorded as interest expense and for US GAAP purposes is part of the initial goodwill. We allocated R$56 to the intangible asset “client base” and added R$25 to the intangible asset “licenses”, which already existed on Way-TV’s balance sheet. The client base is amortized on a straight-line basis, based on the churn rate. The amount added to licenses is amortized over the remaining period of the licenses, which is 6 years and 10 months as of November 2007.

Acquisition of Paggo

The Company acquired Paggo in December 2007. For US GAAP purposes, the initial goodwill recorded under BR GAAP, in the amount of R$80, has been subject to fair value valuation but no intangible assets or fair value adjustments were identified, maintaining the amount of goodwill for US GAAP purposes at also R$80, which has been assigned to the reporting unit mobile telecommunications services.

The Company has performed the impairment test for the goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform step two and no impairment was recorded.

Intangible assets

The Company’s intangible assets and goodwill derived from business combinations are as follows:

			As of December 31,
			2007	2006
	Carrying amount	Accumulated amortization	Net	Net
Intangible assets subject to amortization:
Licenses - Oi (i)	1,464	(508)	956	843
Indefeasible rights of use (IRU) (ii)	601	(265)	336	371
Client base – Way TV (iii)	56	(1)	55	—
Goodwill (iv):	333	—	333	253

Total Intangible Assets	2,454	(774)	1,680	1,467

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Aggregate amortization expense:

Year ended 12/31/2005	129
Year ended 12/31/2006	127
Year ended 12/31/2007	150

Estimated amortization expense:

Year ended 12/31/2008	164
Year ended 12/31/2009	160
Year ended 12/31/2010	160
Year ended 12/31/2011	160
Year ended 12/31/2012	152

	Fixed-line	Mobile	Data-transmission	Total
Balance at 12/31/2004	166	—	87	253
Goodwill acquired in 2005	—	—	—	—

Balance at 12/31/2005	166	—	87	253
Goodwill acquired in 2006	—	—	—	—

Balance at 12/31/2006	166	—	87	253
Goodwill acquired in 2007	—	80	—	80

Balance at 12/31/2007	166	80	87	333

(i)	Mainly refers to the amount paid by Oi, in February 2001, to operate SMP and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004. The Company began amortizing the main license, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.
(ii)	Refers to several indefeasible rights of use contracts of Pegasus and. (Note 36 (l))
(iii)	Refers to Way-TV’s client base as recorded upon the acquisition of Way-TV (see above)
(iv)	For Brazilian GAAP, the Company amortizes goodwill on a straight-line basis over the term of the expected return (with a minimum of five years). Under US GAAP the amount of goodwill is not amortized, but rather subject to an annual impairment test, in accordance with SFAS 142.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(d)	Fistel fee upon activation of new clients

Fistel is a telecommunications inspection fund under the supervision of regulatory agency Anatel. Under Brazilian GAAP, since these Fistel fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs.

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

Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity, are to be expensed as incurred.

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

The funded status of the plans at December 31, 2007 and 2006, in accordance with US GAAP, is presented in Note 42. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 42.

For USGAAP purposes the funded status of the pension plans is presented as a prepaid asset according to FAS 87. As at December 31, 2006 the Company adopted FAS 158 and as result of the implementation of

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 the aforementioned standard, ”Unrecognized net actuarial gain”, “Prior service cost” and “Unrecognized transition obligation”, that were previously included as prepaid assets, have been recorded as “Other comprehensive income” as component of stockholders’ equity.

Brazilian GAAP and US GAAP do not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

In 2007, the Company made a payment in the amount of R$260 to cover the increase in future contributions to the pension plan, due to changes in the actuarial assumptions. This amount is recorded as prepaid expenses.

(g)	Revenue recognition

Under Brazilian GAAP, installation revenues are recognized in the period in which the installation services are provided while related costs of services are recognized when incurred.

The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.

In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104—Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2007, 2006 and 2005 of R$94, R$69 and R$40, respectively.

With the increase in phone plans sold (both fixed and mobile) that include minute franchises that entitle the client to use those minutes at will up to a contractually established expiration date, a US GAAP adjustment related to revenue recognition was included in 2007. Under Brazilian GAAP, revenue is recognized based on invoiced amounts whereas under US GAAP revenue is recognized based on the minutes effectively used by the client. This resulted in an adjustment of R$127 in stockholders´ equity and net income for the period; the amounts related to prior years are immaterial.

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

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

(k)	Stock option

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

In accordance with SFAS 123(R), the Company’s stock-options qualify for liability treatment. In April 2007, a stock-option plan was created which resulted in an adjustment under US GAAP for the year 2007 (see note 30(d)) related to the stock-option compensation expense and liability under SFAS 123(R), based on the fair value of the options outstanding at December 31, 2007.

The fair value of the options was calculated using the Black & Scholes option pricing model based on the following assumptions:

Strike price	R$54.32
Market price	R$58.55
Strike (%)	7.22%	(ITM)
Volatility	48.233%
Market rate	10.67%
Dividend yield	2.57%

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(l)	Rights of use

The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$358 (2006 – R$401).

Under BR GAAP, only the monthly payments are accounted for and recorded as expenses in the statement of operations.

Under US GAAP, the total amount, (as mentioned above), has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2007, the total amount of current liabilities was R$39 (2006 – R$53) and the total amount of long-term liabilities was R$319 (2006 – R$348).

(m)	Income tax and social contribution

Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets, related to tax loss carry-forwards and temporary differences, if it is more likely than not that they will be realized on a legal entity basis.

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

Under US GAAP, a deferred tax liability or asset shall be recognized for all temporary differences and operating loss and tax credit carry-forwards in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” In addition, deferred tax assets shall be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

For US GAAP reconciliation purposes, for the years ended December 31, 2006 and 2005 the Company recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$292 and R$195. In 2007, Oi reversed this valuation allowance based primarily on the following facts: (i) Oi’s operations have been steadily improving in profitability, having

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005 recorded relevant taxable income in both 2006 and 2007 and also income on an accumulated basis over the last three years (2005, 2006 and 2007) and, (ii) its business plan supports increasing taxable income levels over the next ten years.

The total deferred tax assets and related valuation allowance for each of the three years ended December 31, are as follows:

	2007	2006	2005
Total amount of net deferrable taxes according to BR GAAP	2,221	2,122	1,649
Unrecorded tax credits according to BR GAAP	59	158	373

Total amount of deferrable taxes according to BR GAAP	2,280	2,280	2,022

Valuation allowance - tax loss carry-forwards	—	(865)	(888)
Valuation allowance – temporary differences	—	(100)	—
Net deferred tax asset	2,280	1,315	1,134

Current	237	236	209
Long-term	2,043	1,079	925

Under Brazilian GAAP, fiscal incentives are recorded directly in stockholders’ equity as a special capital reserve. Under US GAAP these benefits are recorded as income for the period, in the line item income tax and social contribution.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of Interpretation 48. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded ‘in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions. The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense.

The total amount of unrecognized tax benefits as of December 31, 2007 was R$2,245, R$ 1,866 as litigious causes and R$378 as non-litigious causes. As of December 31, 2006 the amount was R$2,007, R$1,669 as litigious causes and R$338 as non-litigious causes. The variance between 2006 and 2007 is related mainly to monetary restatement. The nature and description of the major provisions recorded and unrecorded related to income taxes are described in Note 26.

These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of income tax and social contribution taxes related to the amortization of premium (goodwill). As a result of the current tax accounting, the unrecorded benefits would not materially affect the annual effective tax rate.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(n)	Provision for dividends proposed but not yet declared

Under Brazilian GAAP, at each balance sheet date, the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on shareholders’ capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on shareholders’ capital is deductible for income tax purposes and is presented as a deduction from stockholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on shareholders’ capital as financial expense and reverses out the same amount as a reversal of the financial expense.

Under US GAAP, since dividends proposed may be ratified or modified at the Annual Stockholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore accrued only up to the minimum annual compulsory dividends. Interim dividends (interest on shareholders’ capital) paid during the reporting periods are computed as prepayments for the annual minimum compulsory dividend. Under US GAAP, the Company reversed such amounts recorded for dividends proposed for the part that exceeds the minimum annual compulsory dividends.

(o)	Earnings per share

Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per share.

Under US GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and non-distributable net income available to preferred stockholders and dividing net income available to common and preferred stockholders by the weighted-average number of common and preferred stock outstanding during the period. Net income available to preferred stockholders is the sum of the preferred dividends (up to a minimum of 6% of preferred capital stock or 3% of preferred stockholders’ equity, whichever is greater) and the preferred stockholders portion of undistributed net income (Note 28(d)). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common stock in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred stock and common stock. Undistributed net income is calculated by deducting the preferred dividend and common stock dividends from net income. Undistributed net income is divided equally by the preferred and common stockholders on a pro rata basis. The common stock’s mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of stock from the common stock option plan.

The following table shows the reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations:

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	For the year ended 2007
	Income (numerator)	Shares (denominator)	Per-share amount
Net income	2,978

Basic earnings per share
Net income available to preferred stock	1,985	254,748	7.79
Net income available to common stock	993	127,374	7.80

Effect of dilutive securities
Stock option plan (common stock)	—	792	(0.05)

Diluted earnings per share
Net income available to preferred stock	1,985	254,748	7.79
Net income available to common stock	993	128,166	7.75

The Company’s preferred stock is non-voting except under certain limited circumstances and is entitled to a preferential, non-cumulative dividend and to priority over common stock in the event of liquidation of the Company. The preferred stockholders were entitled to a non-cumulative dividend and interest on shareholders’ capital, of R$1.53 per preferred share in 2007, R$0.86 per preferred share in 2006 and R$2.06 per preferred share in 2005.

(p)	Segment reporting

Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003. The segment reporting included in Brazilian GAAP uses the presentation basis of US GAAP (Note 35).

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

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(q)	Statement of cash flows

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

Under US GAAP, judicial deposits and blockings are treated as an investing activity whereas under BR GAAP this amount is presented under operating activities. Judicial deposits and blockings in the amounts of R$376 and R$272 for the years ended December 31, 2006 and 2005, respectively, have been reclassified for comparability purposes.

For US GAAP purposes Government securities are classified as held-to-maturity securities and the other investments not considered to be cash equivalents under US GAAP are classified as trading securities. Unrealized holding gains or losses on trading securities are recognized in income. Although these securities are not considered cash equivalents under US GAAP there is no difference in measurement or impact to the statements of operations compared to BR GAAP. However, for USGAAP cash flows statement purposes, purchases, sales or maturities of held-to-maturity securities are presented in cash flows from investing activities, and purchases, sales or maturities of trading securities are presented in cash flows from operating activities.

Contractual maturity of held-for-sale securities (government securities)

	2007	2006	2005
Within 1 year	135	127	590
After 1 year through 5 years	124	133	—
After 5 years through 10 years	—	—	—
After 10 years	—	—	—

Total	259	260	590

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Effects on balance sheet:

	2007	2006
Cash and cash equivalents under Brazilian GAAP	6,690	4,687
Difference in definition of temporary investments	(3,989)	(1,810)

Cash and cash equivalents under US GAAP	2,701	2,877

Effects on statements of cash flow:

	2007	2006	2005
Operating activities under Brazilian GAAP	5,959	5,590	5,917
Cash Flows relating to purchases, sales and maturities of trading securities under US GAAP	(2,317)	(588)	348
Interest paid treated as financing activities under Brazilian GAAP	842	(865)	(951)
Cash flows related to judicial deposits and blockings	209	376	272

Operating activities under US GAAP	4,693	4,513	5,586

Investing activities under Brazilian GAAP	(2,629)	(2,340)	(2,456)
Cash Flows relating to purchases, sales and maturities of held to maturity securities under US GAAP	138	315	(370)
Cash flows related to judicial deposits and blockings	(209)	(376)	(272)

Investing activities under US GAAP	(2,700)	(2,401)	(3,098)

Financing activities under Brazilian GAAP	(1,307)	(2,334)	(5,162)
Interest paid treated as financing activities under Brazilian GAAP	(842)	865	951

Financing activities under US GAAP	(2,149)	(1,469)	(4,211)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	4,687	3,771	5,472
Difference in definition of temporary investments at beginning of the year	(3,715)	(1,537)	(1,515)

Cash and cash equivalents at beginning of the year under US GAAP	972	2,234	3,957

Increase (decrease) in cash and cash equivalents under Brazilian GAAP	2,022	916	(1,701)
Cash flows relating to short-term investments under US GAAP	(2,178)	(273)	(22)

Cash and cash equivalents at end of year under US GAAP	816	2,877	2,234

(r)	Classification of income statement line items

Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen and, accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 40). The reclassifications are summarized as follows:

•

Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

•

The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 38, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

•	Non-recurring gains or losses are presented as a separate line item under BR GAAP, but reclassified to “other operating expenses, net” for US GAAP presentation purposes.

•

Non-operating income (expense) is presented as a separate line item after operating income under BR GAAP, but reclassified to “other operating expense, net” for US GAAP presentation purposes, and thus included in US GAAP “operating income”, because non of the components of non-operating income (expense) would be classified as extraordinary item for US GAAP purposes.

•

Equity accounting adjustments are presented in “other operating expenses, net” under BR GAAP, but (i) reclassified as a separate line item, “equity in earnings of unconsolidated companies”, for US GAAP presentation purposes and (ii) part of this adjustment, which refers to tax incentives, is reclassified to income taxes and social contribution for US GAAP presentation purposes (R$204, R$131 and R$65 for the years 2007, 2006 and 2005, respectively). For the years 2007 and 2005, the remaining amount refers mainly to adjustments for prescribed, unclaimed dividends in the amount of R$7 and R$10), respectively. In 2006, there were no prescribed, unclaimed dividends and the remaining amount refers to several smaller amounts.

•	The item Bonuses and discounts obtained is reclassified from Other operating income to Costs of handsets and accessories for US GAAP purposes.

•	The item Financial discounts allowed is reclassified from Interest expense to a reduction of revenue from handsets and accessories for US GAAP purposes.

•	Inventory write-down due to obsolescence, relating to handsets is being reclassified from Other operating expense to Cost of handsets and accessories sold.

•

Financial discounts obtained are presented in Interest expense, net under BR GAAP and reclassified to Cost of services rendered and goods sold under US GAAP. Financial discounts obtained in the amounts of R$102 and R$152 for the years ended December 31, 2006 and 2005, respectively, have been reclassified for comparability purposes.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(s)	Recent US GAAP accounting pronouncements

(i) SFAS 141 (Revised)

In December 2007, the Financial Accounting Standards Board issued FAS 141R – Business Combinations. This statement applies to all transactions or events in which na entity obtains control of one or more businesses, except for joint ventures, assets that not constitute a business, combination of businesses under common control and not-for-profit organizations. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The objective of this statement is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

(ii) SFAS 160

In December 2007, the Financial Accounting Standards Board issued FAS 160 – Non-controlling Interests in Consolidated Financial Statements, which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

This Statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require more extensive disclosure that clearly identifies and distinguishes between the interests of the Parent Company and the interests of the non-controlling owners. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

(iii) SFAS 159

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning on January 1, 2008

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(v) SFAS 157

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

37.	Spin-off of Contax Participações

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

Under US GAAP, the spin-off of Contax Participações was not presented as a disposition of discontinued operations for prior years due to the continuity of operating cash flows related to transactions between both companies and the continuing involvement associated with the service contracts signed. The Company and TNL Contax S.A. (a subsidiary of Contax Participações S.A.) have contracts that enable TNL Contax S.A. to manage the contact center and perform call center services on behalf of Telemar. Revenues from services rendered to the Company represented approximately 60% of the total revenues of Contax Participações in 2005.

38.	Net income reconciliation of the differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 36		2007	2006	2005
Net income under Brazilian GAAP			2,358	1,310	1,114
Subsidies on postpaid mobile handsets	(a	)	(15)	35	(153)
Fair value adjustment on derivatives	(b	)	(53)	(3)	(122)

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Reversal of goodwill amortization under BR GAAP	(c	)	76	76	76
Additional depreciation of property, plant and equipment and intangible assets	(c	)	(12)	(11)	(11)
Fistel fee upon activation of new clients	(d	)	2	18	(16)
Reversal of the amortization of deferred charges	(e	)	72	66	60
Write-off of deferred charges	(e	)	(33)	(9)	4
Change in prepaid pension cost	(f	)	31	12	39
Deferred revenues on public telephone prepaid calling cards	(g	)		(1)	(11)
Revenue rollover	(g	)	(127)
Depreciation of capitalized interest	(h	)	23	31	13
Reversal of financial expense in acquisition of WAY TV	(c	)	17
Stock Option	(k	)	(27)
Depreciation fair-value adjustment corporate reorganization	(i	)	7	6	6
Capital lease adjustments	(j	)	(13)	16	14
Deferred income tax Oi	(m	)	807	(292)	(195)
Indefeasible rights of use Pegasus	(l	)	2	2	2
Deferred tax on adjustments	(m	)	18	(81)	34
Minority interest on adjustments			(155)	26	35

Total net income under US GAAP			2,978	1,201	889

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

39.	Stockholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 36		2007	2006
Stockholders’ equity under Brazilian GAAP			10,665	8,959
Reversal of provision for dividends not yet approved	(n	)	80	30
Minimum compulsory dividends	(n	)	46	4
Write-off of deferred charges	(e	)	(702)	(669)
Reversal of the amortization of deferred charges	(e	)	372	300
Prepaid pension cost	(f	)	136	186
Subsidies on postpaid mobile handsets	(a	)	(194)	(179)
Reversal of goodwill amortization under BR GAAP	(c	)	378	302
Additional depreciation of Pegasus’ property, plant and equipment	(c	)	(55)	(43)
Capitalization of interest on construction-in-progress	(h	)	(370)	(370)
Depreciation of capitalized interest adjustment	(h	)	343	320
Fistel fee upon activation of new clients	(d	)	(83)	(85)
Fair-value adjustment on derivatives	(b	)	(10)	43
Deferred revenue on public telephones prepaid calling cards	(g	)	(17)	(17)
Revenue rollover	(g	)	(127)	—
Capital lease adjustments	(j	)	31	44
Reversal of financial expense in acquisition of WAY TV	(c	)	17	—
Stock Option	(k	)	(27)	—
Corporate reorganization fair value adjustment on property, plant and equipment	(i	)	(44)	(44)
Depreciation of fair value adjustment on property, plant and equipment	(i	)	41	34
Deferred income tax	(m	)	—	(807)
Indefeasible rights of use Pegasus	(l	)	3	1
Deferred tax on adjustments	(m	)	47	60
Minority interest on adjustments			(16)	139

Consolidated stockholders’ equity under US GAAP			10,514	8,208

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

	2007	2006
US GAAP supplementary information:
Property, plant and equipment	46,514	44,505
	(34,880)	(32,769)

Net property, plant and equipment	11,634	11,736
Intangible assets	3,930	3,420
Accumulated amortization	(2,211)	(1,815)

Net intangible assets	1,719	1,605
Net property, plant, equipment and intangible assets	13,352	13,341
Other assets	16,762	13,868
Total assets	30,114	27,209

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

40.	Condensed statements of operations prepared in accordance with US GAAP

	2007	2006	2005
Years ended December 31
Net operating revenue	17,364	16,802	16,697
Cost of services rendered and goods sold	(9,198)	(9,131)	(9,044)

Gross profit	8,166	7,671	7,957
Operating expenses:
Selling	(2,683)	(2,589)	(2,669)
General and administrative	(1,227)	(1,187)	(1,056)
Other operating expense, net	(127)	(538)	(541)

Operating income	4,129	3,357	3,691
Interest expense, net	(458)	(1,307)	(2,040)

Income from continuing operations before tax	3,671	2,050	1,651
Income tax and social contribution	(52)	(583)	(468)

Income before minority interests	3,619	1,467	1,183
Minority interests	(641)	(266)	(294)

Net income	2,978	1,201	889

Other comprehensive deficit before tax:
Minimum pension liability adjustment	(141)	(179)	—

Other comprehensive deficit before tax	(141)	(179)	—
Income tax expense related to items if other comprehensive deficit	48	61	—

Other comprehensive deficit before minority interests	(93)	(118)	—
Minority interests expense related to items if other comprehensive deficit	18	22	—

Other comprehensive deficit	(75)	(96)	—

Comprehensive income	2,903	1,105	889

Net income applicable to preferred stock	1,985	801	593
Net income applicable to common stock	993	400	296

Net income from continuing operations per share (see Note 36 (o)):
Common stock—Basic (in Reais)	7.80	3.14	2.33
Weighted average common shares outstanding (in thousands of shares)	127,374	127,374	127,227

Common stock—Diluted (in Reais)	7.75	3.14	2.33
Weighted average common shares outstanding (in thousands of shares)	128,166	127,374	127,227

Preferred stock—Basic (in Reais)	7.79	3.14	2.33
Weighted average preferred shares outstanding (in thousands of shares)	254,748	254,748	254,453

Preferred stock—Diluted (in Reais)	7.79	3.14	2.32
Weighted average preferred stock outstanding (in thousands of shares)	254,748	255,103	255,720

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

41.	Consolidated statements of changes in stockholders’ equity in accordance with US GAAP

	Capital stock and additional paid-in capital	Statutory reserve	Unrealized income reserve	Treasury stock reserve	Investment reserve	Other comprehensive income	Retained earnings	Total
Balances at December 31, 2004	5,793	95		(302)	2,963			8,549

Capitalization of retained earnings	154						(154)
Capital reduction spin-off Contax	(277)							(277)
Realization of capital reserve	(27)						27
Tax incentives	4							4
Appropriation to legal reserve		53					(53)
Appropriation to unrealized income reserve			272				(272)
Acquisition of treasury stock				(71)				(71)
Dividends							(974)	(974)
Interest on shareholders’ capital							(212)	(212)
Dividends prescribed							30	30
Net income for the year							889	889
Transfer from investment reserve					(719)		719

Balances at December 31, 2005	5,647	148	272	(373)	2,244			7,938

Tax incentives	1							1
Appropriation to legal reserve		62					(62)
Appropriation to unrealized income reserve			(272)				272
Dividends							(540)	(540)
Minimum compulsory dividends							(296)	(296)
Net income for the year							1,201	1,201
Unrecognized pension cost (FAS 158)						(96)		(96)
Transfer to investment reserve					575		(575)

Balances at December 31, 2006	5,648	210		(373)	2,819	(96)		8,208

Appropriation to legal reserve		115					(115)
Dividends							(79)	(79)
Interest on shareholders’ capital							(545)	(545)
Dividends prescribed							27	27
Unrecognized pension cost (FAS 158)						(75)		(75)
Net income for the year							2,978	2,978
Transfer to investment reserve					2,378		(2,378)

Balances at December 31, 2007	5.648	325		(373)	5,197	(171)		10,514

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

42.	Pension plan

(a)	Change in benefit obligation

The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2007	2006
Projected benefit obligation at the beginning of the year	1,848	1,726
Service cost	7	7
Interest cost	184	226
Benefits paid	(114)	(103)
Changes in assumptions	150	29
Actuarial (gain) loss	47	(37)

Projected benefit obligation at end of the year	2,122	1,848

(b)	Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2007	2006
Fair value of plan assets at the beginning of the year	2,034	1,901
Actual return on plan assets	268	230
Company’s contributions	241	6
Benefits paid	(114)	(103)

Fair value of plan assets at end of year	2,429	2,034

(c)	Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2007 (*)	2006 (*)
Funded status of plan	307	186

Prepaid pension cost	307	186

(*)	As from 2006, according to FAS 158, unrecognized net actuarial gain, prior service cost and unrecognized transition obligation are reclassified to Other Comprehensive Income (OCI) as component of Stockholders’ Equity.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(d)	Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2007	2006
Net service cost	7	6
Interest cost	184	226
Expected return on plan assets	(215)	(266)
Amortization of unrecognized net actuarial gain	4	3
Prior service cost	1	1
Amortization of initial transition obligation	(2)	(2)

Net periodic benefit cost	(21)	(32)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2007, 2006 and 2005.

(e)	Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2007	2006
Discount rate for determining projected benefit obligations	10.5%	10.2%
Expected long-term rate of return on plan assets (*)	10.6%	10.8%
Annual salary increases	7.3%	6.6%
Rate of compensation increase	4.5%	4.0%
Inflation rate assumption used in the above	4.5%	4.0%

(*)	This percentage is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

(f)	Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

		2007
	TelemarPrev	PBS-Telemar
Equity securities	0.00%	0.00%
Debt securities	70%-100%	70%-100%
Real estate	14.00%	14.00%
Loans	15.00%	15.00%
Fixed income	0.00%	0.00%

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar
	2007	2006	2007	2006
Equity securities	78.17%	31.80%	0.00%	0.00%
Fixed income	21.22%	67.50%	95.00%	93.70%
Real estate	0.18%	0.20%	4.55%	5.50%
Loans to participants	0.43%	0.50%	0.45%	0.80%
Other	0.00%	0.00%	0.00%	0.00%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,746 of assets in December 31, 2007 consist mainly of the following portfolio: 21.2% in equity of Brazilian companies and 78.2% in debt securities.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of the R$206 assets, representing 95.0% of the portfolio in December 31, 2007.

(i)	Expected contribution and benefits

There are no expected employer contributions for the year 2008.

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2008	100	13
2009	107	14
2010	114	14
2011	122	15
2012	133	15
2013 until 2017	854	88

(j)	Effect of initial recognition provision of SFAS 158 in 2006

		Adjustments
	Before application of SFAS 158	Overfunded pension plans	After application of SFAS 158
Prepaid pension cost	365	(179)	186
Total assets	27,388	(179)	27,209
Employees postretirement benefits	1,848		1,848
Deferred income tax	1,245	61	1,184
Minority interests	2,317	22	2,295
Total liabilities	19,084	(83)	19,001
Other cumulative comprehensive deficit		(96)	(96)
Total stockholders’ equity	8,304	(96)	8,208

(k)	Other cumulative comprehensive effect

As of December 31, 2007
Overfunded pension plans
Net transition obligation / (asset)	(28)
Net prior service cost / (credit)	1
Net actuarial loss / (gain)	347
Deferred income tax	(109)
Minority interests	(40)

Amounts recognized in other cumulative comprehensive deficit	171

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

(l)	Change in other cumulative comprehensive deficit

As of December 31, 2007
Overfunded pension plans
Net transition obligation/(asset) not yet recognized in NPPC at beginning of period	(29)
Net actuarial loss/(gain) not yet recognized in NPPC at beginning of the period	207
Net prior year services cost at beginning of the period	1
Deferred income tax at beginning of the period	(61)
Minority interest at beginning of the period	(22)

Effect of initial recognition of cumulative comprehensive deficit	96

Change in the period:
Amortization of net transition obligation / (asset)	2
Amortization of net prior year services cost	(1)
Amortization of net actuarial loss (gain)	(4)
Total net actuarial loss / (gain) arising during period	144
Deferred income tax	(48)
Minority interests	(18)

Total recognized in other cumulative comprehensive deficit	75