Form 20-F/A
period 2007-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2008-08-15
CIK 1066113

As filed with the Securities and Exchange Commission on August 15, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

José Luis Magalhães Salazar

Tel: +55 21 3131-1123

Fax: +55 21 3131-1155

Rua Humberto de Campos, 425/8° andar-Leblon

22430-190 Rio de Janeiro, RJ, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, or the Original Form 20-F, as filed by Tele Norte Leste Participações S.A., or our company, with the U.S. Securities and Exchange Commission on May 5, 2008 to:

•

amend Note 36(q) to the audited consolidated financial statements of our company at December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005 by correcting the typographical oversight related to interest paid appearing under “Operating activities” and “Financing activities” for the year ended December 31 2007; and

•	amend Item 19 of the Original Form 20-F as set forth herein.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this amended annual report.

ITEM 19.	EXHIBITS

(a)	TNL’s Financial Statements

(b)	List of Exhibits

No.	Description
1.01	Bylaws of Tele Norte Leste Participações S.A., as amended. (Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.01	New Standard Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.02	New Standard Concession Agreement for LDN Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 and Schedule of Omitted Concession Agreements. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.08	Instrument of Authorization for Multimedia Communications Service of Public Interest, between ANATEL and TNL PCS S.A., No. 14/2006, dated February 22, 2006. (Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005).

8.01	List of Subsidiaries. (Incorporated by reference to Exhibit 8.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007).

11.01	Code of Conduct and Transparency. (Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002).

11.02	Code of Ethics. (Incorporated by reference to Exhibit 11.02 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007).

12.01	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

3

There are numerous instruments defining the rights of holders of long-term indebtedness of the Registrant and its consolidated subsidiaries, none of which exceeds 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreements to the Commission upon request.

4

SIGNATURES

Tele Norte Leste Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: August 15, 2008

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: August 15, 2008

/s/ José Luís Magalhães Salazar
	Name:	José Luís Magalhães Salazar
	Title:	Chief Financial Officer

5

6

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

Contractual maturity of held-for-sale securities (government securities)

	2007	2006	2005
Within 1 year	135	127	590
After 1 year through 5 years	124	133	—
After 5 years through 10 years	—	—	—
After 10 years	—	—	—

Total	259	260	590

Tele Norte Leste Participações S.A.

Notes to the financial statements Years ended December 31, 2007, 2006 and 2005

Effects on balance sheet:

	2007	2006
Cash and cash equivalents under Brazilian GAAP	6,690	4,687
Difference in definition of temporary investments	(3,989)	(1,810)

Cash and cash equivalents under US GAAP	2,701	2,877

Effects on statements of cash flow:

	2007	2006	2005
Operating activities under Brazilian GAAP	5,959	5,590	5,917
Cash Flows relating to purchases, sales and maturities of trading securities under US GAAP	(2,317)	(588)	348
Interest paid treated as financing activities under Brazilian GAAP	(842)	(865)	(951)
Cash flows related to judicial deposits and blockings	209	376	272

Operating activities under US GAAP	3,009	4,513	5,586

Investing activities under Brazilian GAAP	(2,629)	(2,340)	(2,456)
Cash Flows relating to purchases, sales and maturities of held to maturity securities under US GAAP	138	315	(370)
Cash flows related to judicial deposits and blockings	(209)	(376)	(272)

Investing activities under US GAAP	(2,700)	(2,401)	(3,098)

Financing activities under Brazilian GAAP	(1,307)	(2,334)	(5,162)
Interest paid treated as financing activities under Brazilian GAAP	842	865	951

Financing activities under US GAAP	465	(1,469)	(4,211)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	4,687	3,771	5,472
Difference in definition of temporary investments at beginning of the year	(3,715)	(1,537)	(1,515)

Cash and cash equivalents at beginning of the year under US GAAP	972	2,234	3,957

Increase (decrease) in cash and cash equivalents under Brazilian GAAP	2,022	916	(1,701)
Cash flows relating to short-term investments under US GAAP	(2,178)	(273)	(22)

Cash and cash equivalents at end of year under US GAAP	816	2,877	2,234

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