Form 20-F
period 2008-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2009-07-13
CIK 1066113

As filed with the Securities and Exchange Commission on July 13, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in its Charter)

Tele Norte Leste Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425/8° andar-Leblon

22430-190 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

RTerziani@oi.net.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

Preferred Shares, without par value, each represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Series B 8.0% Notes due 2013

The total number of issued shares of each class of stock of Tele Norte Leste Participações S.A. as of December 31, 2008 was:

130,611,732 common shares, without par value

261,223,463 preferred shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On July 6, 2009, the exchange rate for reais into U.S. dollars was R$1.971 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.337 to US$1.00 at December 31, 2008, R$1.771 to US$1.00 at December 31, 2007 and R$2.138 to US$1.00 at December 31, 2006, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at July 6, 2009 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2004.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2008 of R$2.337 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Information in this annual report is presented giving effect to our acquisition of control of Brasil Telecom in the Brasil Telecom Transaction on January 8, 2009. However, financial and other data included in this annual report regarding TNL and its consolidated subsidiaries as of December 31, 2008 and earlier dates and for periods ended on December 31, 2008 and earlier dates is historical in nature and does not give pro forma effect to the Brasil Telecom Transaction.

Unless otherwise indicated or the context otherwise requires:

•	all references to “TNL” are to Tele Norte Leste Participações S.A.;

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Tele Norte Leste Participações S.A. and its consolidated subsidiaries;

•	all references to “TmarPart” are to Telemar Participações S.A., the immediate holding company of TNL;

•

all references to the “Brasil Telecom Transaction” refer to the acquisition of control of Brasil Telecom Holding and Brasil Telecom pursuant to the Share Purchase Agreement, dated April 25, 2008, by and among Invitel, each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., or Credit Suisse, as Comissário, or agent, on our behalf, as described under “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom;”

•	all references to “Invitel” are to Invitel S.A., the indirect holding company of Brasil Telecom Holding, which we acquired on January 8, 2009;

•

all references to “Brasil Telecom Holding” are to Brasil Telecom Participações S.A., an indirect subsidiary of Invitel, and as a result of our acquisition of Invitel on January 8, 2009, an indirect subsidiary of TNL;

•	all references to “Brasil Telecom” are to Brasil Telecom S.A., a subsidiary of Brasil Telecom Holding, and as a result of our acquisition of Invitel on January 8, 2009, an indirect subsidiary of TNL;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008, as adjusted and retrospectively revised for the changes in accounting practices described below, have been audited, as stated in the report appearing herein, and are included elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended, which we refer to as the Brazilian Corporation Law; and

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements” and notes 2(c) and 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 included in our consolidated financial statements at December 31, 2008 and for the year ended December 31, 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08.

Share Split

On May 24, 2004, we authorized the reverse split of all of our issued common shares and preferred shares into one share for each 1,000 issued shares. This reverse share split became effective on August 30, 2004. In connection with this reverse share split, we authorized a change in the ratio of our American Depositary Shares, or ADSs. Upon the effectiveness of our reverse share split and the ratio change, the ratio of our preferred shares to ADSs changed from 1,000 preferred shares per ADS to one preferred share per ADS. All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 1,000-for-one reverse share split.

Market Share and Other Information

We make statements in this annual report about our market share and other information relating to the telecommunications industry in Brazil. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, among others. Notwithstanding any investigation that we may have conducted with respect to the market share, market size or similar data provided by third parties or derived from industry or general publications, we assume no responsibility for the accuracy or completeness of any such information.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by factors, including the following:

•	competition in the Brazilian telecommunications sector;

•	our management’s current expectations and estimates concerning our future financial performance, financing plans and programs;

•	changes in the legal and regulatory environment that affect the telecommunications industry and our business in general, including issues relating to the remuneration for the use of our network;

•	the Brazilian government’s telecommunications policies and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	our ability to integrate successfully our operations and the operations of Brasil Telecom;

•	political, regulatory and economic conditions in Brazil and the specific Brazilian states in which we operate;

•	a longer than anticipated continuation of the current worldwide economic downturn or further deterioration in the Brazilian and world economies;

•	inflation and fluctuations in exchange rates;

•	legal and administrative proceedings to which we are or become a party; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2008 and 2007 and for the three years ended December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law, and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements” and notes 2(c) and 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 included in our consolidated financial statements at December 31, 2008 and for the year ended December 31, 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not retrospectively revised our financial statements at December 31, 2006, 2005 or 2004 and for the two years ended December 31, 2005 to conform these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

This selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2004		2005		2006 retrospectively revised		2007 retrospectively revised		2008		2008(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
Brazilian GAAP:
Net operating revenue	R$	15,842	R$	16,747	R$	16,872	R$	17,584	R$	18,736	US$	9,506
Cost of goods sold and services rendered		(9,126)		(8,796)		(9,365)		(9,256)		(9,657)		(4,900)

Gross profit		6,716		7,951		7,507		8,328		9,079		4,606
Operating expenses		(3,704)		(4,521)		(4,563)		(4,393)		(5,788)		(2,937)

Operating income before interest expense, net		3,012		3,430		2,944		3,935		3,291		1,669
Interest expense, net		(1,641)		(1,616)		(1,294)		(478)		(1,384)		(702)

Income from continuing operations before tax and minority interest		1,371		1,814		1,650		3,457		1,907		967
Income tax and social contribution tax expense		(447)		(371)		(59)		(615)		(475)		(241)
Minority interest		(173)		(329)		(291)		(524)		(278)		(141)

Net income	R$	751	R$	1,114	R$	1,300	R$	2,318	R$	1,154	US$	585

Number of shares outstanding at year end, excluding treasury shares (in thousands)		379,804		382,122		382,122		382,122		382,289		382,289
Net income per share at year end	R$	1.98	R$	2.92	R$	3.40	R$	6.07	R$	3.02	US$	1.53
Net income per ADS at year end		1.98		2.92		3.40		6.07		3.02		1.53
(1) Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.
	For the Year Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	15,796	R$	16,697	R$	16,802	R$	17,363	R$	18,539	US$	9,406
Cost of goods sold and services rendered		(9,128)		(9,044)		(9,240)		(9,192)		(9,747)		(4,945)

Gross profit		6,668		7,957		7,562		8,171		8,792		4,461
Operating expenses		(3,494)		(4,266)		(4,474)		(4,239)		(5,773)		(2,929)

Operating income before interest expense, net		3,174		3,691		3,088		3,932		3,019		1,532
Interest expense, net		(1,802)		(2,049)		(1,206)		(460)		(1,384)		(702)

Income from continuing operations before tax and minority interest		1,372		1,651		1,882		3,472		1,635		830

	For the Year Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Income tax and social contribution tax expense		(447)		(468)		(429)		189		(383)		(194)
Minority interest		(179)		(294)		(252)		(683)		(246)		(125)

Net income		746		889		1,201		2,978		1,006		511
Other comprehensive income (loss)		—		—		(96)		(75)		(467)		(237)

Comprehensive income	R$	746	R$	889	R$	1,105	R$	2,903	R$	539	US$	274

Net income applicable to each class of shares:
Common shares	R$	249	R$	296	R$	400	R$	993	R$	335	US$	170
Preferred shares		497		593		801		1,985		671		341
Net income per share:
Common shares – basic		1.96		2.33		3.14		7.79		2.57		1.30
Common shares – diluted		1.96		2.33		3.14		7.75		2.47		1.26
Preferred shares and ADSs – basic		1.95		2.33		3.14		7.79		2.57		1.30
Preferred shares and ADSs – diluted		1.93		2.32		3.14		7.79		2.54		1.29
Weighted average shares outstanding (in thousands):
Common shares – basic		126,642		127,227		127,374		127,374		130,612		130,612
Common shares – diluted		126,642		127,227		127,374		128,166		135,496		135,496
Preferred shares – basic		255,571		254,453		254,748		254,748		261,223		261,223
Preferred shares – diluted		257,023		255,720		255,103		254,748		263,936		263,936

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

(2)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(o) to our audited consolidated financial statements included elsewhere in this annual report.

	At December 31,
	2004		2005		2006		2007 retrospectively revised		2008		2008(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	5,472	R$	3,771	R$	2,876	R$	3,461	R$	9,498	US$	4,819
Trade accounts receivable, net		3,630		3,711		3,804		3,286		3,896		1,977
Total current assets		10,941		9,839		10,374		12,725		17,534		8,896
Property, plant and equipment, net		13,442		12,518		11,779		11,580		12,670		6,428
Intangible assets		1,593		1,445		1,309		1,597		2,758		1,399
Total assets		29,313		27,266		27,638		30,316		41,734		21,174

	At December 31,
	2004	2005	2006	2007	2008	2008(1)
Short-term loans and financing (including current portion of long-term loans and financing)	3,041	2,828	1,982	1,990	3,949	2,004
Short-term debentures (including current portion of debentures)	18	1,225	93	76	98	50
Total current liabilities	7,989	8,512	5,886	6,812	9,521	4,831
Long-term loans and financing	7,748	5,802	5,335	5,205	14,303	7,257
Long-term debentures	1,207	—	2,160	2,171	2,192	1,112
Shareholders’ equity	7,963	7,979	8,989	10,658	9,591	4,866

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

	At December 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
U.S. GAAP
Property, plant and equipment, net	R$	13,750	R$	12,823	R$	11,828	R$	11,647	R$	12,738	US$	6,463
Intangible assets		1,744		1,632		1,907		2,203		3,356		1,703
Total assets		28,973		27,164		27,625		30,289		40,381		20,488
Shareholders’ equity		8,549		7,938		8,208		10,514		9,494		4,817

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating rate exchange market generally applied to transactions to which the commercial market rate did not apply.

On March 4, 2005, the Brazilian National Monetary Council (Conselho Monetário Nacional), or National Monetary Council, enacted Resolution No. 3,265, as well as additional regulations, that consolidated the two foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005, in order to make foreign exchange transactions more straight-forward and efficient. Consequently, all foreign exchange transactions in Brazil are now carried out in this single foreign exchange market through authorized financial institutions. We cannot predict the impact of the enactment of any new regulations on the foreign exchange market.

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9%

against the U.S. dollar, and in 2008, the real depreciated by 31.9% against the U.S. dollar. At July 6, 2009, the selling rate for U.S. dollars was R$1.971 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2004	R$	3.205	R$	2.654	R$	2.917	R$	2.654
2005		2.762		2.163		2.413		2.341
2006		2.371		2.059		2.168		2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337

	Reais per U.S. Dollar
Month	High		Low
January 2009	R$	2.380	R$	2.189
February 2009		2.392		2.245
March 2009		2.422		2.238
April 2009		2.290		2.170
May 2009		2.148		1.973
June 2009		2.007		1.930
July 2009 (through July 6)		1.971		1.934

Source: Central Bank

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, results of operations, financial condition and prospects. Any of the following risks could materially affect us. In such case, you may lose all or part of your original investment.

Risks Relating to our Company and the Brazilian Telecommunications Industry

Our fixed-line telecommunications services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services in Regions I and II face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. According to ANATEL, from December 2005 to December 2008, the number of fixed lines in service in Brazil increased from 39.8 million to 41.1 million. We expect the number of fixed lines in service in Brazil to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decrease as customers make additional calls on mobile phones as a result of promotional rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil declines depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Because we and Brasil Telecom derive a significant portion of our operating revenue from our traditional local fixed-line telecommunications services (for the year ended December 31, 2008, these services represented 41.1% and 38.5% of our gross operating revenue and the gross operating revenue of Invitel, respectively), a reduction in the number of our fixed-lines in service would negatively affect our operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, in Region I, and primarily with Embratel and GVT S.A., or GVT, in Region II. In addition to direct competition for corporate customers in Region I, Embratel competes with us for residential customers in Regions I and II through services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net, as described below. In addition, we compete in each of these regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. In March 2007, ANATEL adopted the General Regulation of Portability (Regulamento Geral de Portabilidade), which established the general rules regarding portability of fixed-line numbers, which allow customers to move to a new home or office or switch service providers while retaining the same fixed-line number. Implementation of number portability commenced in August 2008 and was completed in March 2009. We believe that number portability may negatively affect our local fixed-line business, particularly our services to corporate customers, because it allows our customers to overcome their general resistance to changing their fixed-line telephone numbers and thereby allows our competitors to attract these customers.

In November 2005, Embratel, our main competitor in fixed-line services, announced a telecommunications services agreement with Net, a cable television company that is our main competitor in the broadband services market. Both companies are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunications service providers in Latin America. This agreement supports the offering to the Brazilian residential market of integrated voice, broadband and pay television services through a single network infrastructure. This bundling strategy has increased competition in the local fixed-line services and broadband businesses, which may require us to increase our marketing and capital expenditures, or reduce our rates to maintain market share, in each case leading to a reduction in our profitability.

Our loss of a significant number of fixed-line customers would adversely affect our gross operating revenue and may adversely affect our results of operations. In addition, because callers in Brazil placing long-distance calls from their fixed-line telephones generally tend to select the long-distance carrier affiliated with the provider of their fixed-line service, our loss of a significant number of fixed-line customers may adversely affect our revenues from long-distance services and our results of operations. For a detailed description of our competition in the local fixed-line services market, see “Item 4. Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. We have experienced increased competition in Region I from large competitors such as TIM Participações S.A., or TIM, Vivo Participações S.A., or Vivo, and Telecom Americas Group, which markets its services under the brand name “Claro.” As of December 31, 2008, according to information available from ANATEL, we were the market leader in Region I with a 30.4% share of the mobile services market based on the total number of subscribers as of that date, followed by Vivo with 24.4%, TIM with 24.1% and Claro with 20.7%. Similarly, Brasil Telecom, which had an estimated 14.4% share of the mobile services market in Region II as of December 31, 2008, based on the total number of subscribers as of that date, faces competition from Vivo, Claro and TIM, which had estimated market shares of 32.8%, 27.7% and 24.9% in Region II, respectively, as of that date. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources and a greater ability to access capital on a timely basis and on more favorable terms than us.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2008, our average monthly churn rate in the mobile services segment (excluding churn rates of Amazônia Celular S.A., or Amazônia Celular, of which we acquired control in April 2008 and for which we do not calculate churn rates), representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 2.4% per month. Brasil Telecom’s average customer churn in the mobile services segment during 2008 was 4.1% per month.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which could adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our operating revenue and profitability.

Our launch of mobile telecommunications services in Region III in October 2008 exposes us to a new competitive environment. We anticipate that our entry into the Region III market is likely to generate a market response by Vivo, Claro and TIM, each of which competes in the mobile services market in Region III. A response from a competitor that is more aggressive than that anticipated in our business plans may result in higher costs and lower revenues than we expected, which may adversely affect our results of operations.

For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition— Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code. The long-distance services market in Brazil is highly competitive. Our principal competitor for long-distance services originating on fixed-line telephones in Region I is Embratel, and our principal competitors for these services in Region II are Embratel (an affiliate of Telecom Americas Group) and GVT. We compete for long-distance services originating on mobile telephones in Region I with Embratel, Telecomunicações de São Paulo S.A., or Telesp (an affiliate of Vivo) and TIM, and in Region II with Embratel, Telesp and TIM. Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. Embratel, as the incumbent long-distance service provider, is the most aggressive of these competitors, offering discounts and other promotions from time to time in an effort to increase its market share in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. If competition in the domestic long-distance market increases, it could have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which does not require them to use our network, thereby allowing them to reach our clients without paying interconnection and/or mobile network usage fees to our company. Additionally, we anticipate that ANATEL will auction radio frequency licenses, possibly in 2010, that may be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks. The implementation of WiMax networks may allow other ISPs to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the operating revenue we generate from this business. Additionally, increased competition for data transmission customers may require us to increase our marketing expenses and our capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in our profitability. For a detailed description of our competition in the data transmission services market, see “Item 4. Information on the Company—Competition—Data Transmission Services.”

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, in 2008, we invested R$583 million in connection with the implementation of our Universal Mobile Telecommunications System, or UMTS, services, which we refer to as 3G services, in Regions I and III. In 2008, Brasil Telecom invested R$288 million in its network and R$487 million in licenses in connection with the implementation of 3G services in Region II. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations.

In October 2008, ANATEL published items that are on its regulatory agenda in the short-term (up to two years), medium-term (up to five years) and long-term (up to 10 years). In the short-term, ANATEL is expected to address the following items, among others: (1) review of and amendments to concession agreements to include additional obligations to expand existing networks; (2) assessment of the adequacy of fixed-line regulations in light of the convergence of telecommunications services; (3) regulation of service providers with significant market power; and (4) establishment of additional obligations to extend mobile networks, including broadband services, to rural areas. We cannot predict when regulations regarding these matters will be proposed, whether these regulations will be adopted as proposed or whether ANATEL, the Brazilian Ministry of Communications or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business and the business of our competitors.

Proposed laws seeking the termination of monthly subscription fees for local fixed-line services may adversely affect our business and financial condition.

Certain legislative bills seeking to terminate monthly subscription fees charged by local fixed-line service providers have been submitted to the Brazilian Congress and remain pending. In March 2008, a special committee was formed in the Brazilian House of Representatives to discuss the various proposed bills on this issue. As of the date of this annual report, no action had been taken by the committee.

In 2008, monthly subscription fees represented 25.4% of our gross operating revenue and 21.6% of Invitel’s gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunications services in Regions I and II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. The first amendment to each of the concession agreements is expected to become effective on January 1, 2011. In connection with each of these amendments, we are currently discussing modifications to our concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendment to the General Plan on Universal Service (Plano Geral de Metas de Universalização) that would (1) require the expansion of our fixed-line network to all municipalities (municípios), which are analogous to counties in the U.S., with more than 30,000 inhabitants, (2) require us to provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, and (3) require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, which number may be reduced as a result of ongoing changes in ANATEL regulations decreasing the number of public telephones required per inhabitant. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. Our obligations under the concession agreements may be subject to revision in connection with each amendment. We cannot assure you that any of these amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate setting procedures applicable to us in a manner that will significantly reduce the gross operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

Our concession agreements will expire on December 31, 2025. We expect the Brazilian government to offer new concessions in competitive auctions prior to the expiration of our existing concession agreements. We may participate in such auctions, but our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions. If we do not secure concessions for our existing service areas in any future auctions, or if such concessions are on less favorable terms than our current concessions, our business, financial condition and results of operations would be materially adversely affected.

Our local fixed-line and domestic long-distance concession agreements, as well as our authorizations to provide personal mobile services, contain certain obligations and our failure to comply with them may result in various fines and penalties imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service and the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL and implemented in 2006, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements also require us to meet certain network expansion, quality of service and modernization obligations in each of the states in Regions I and II. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate our concession agreements for noncompliance with its quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to comply satisfactorily with those inquiries or our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We had recorded provisions in the amount of R$433 million as of December 31, 2008 in connection with fines sought to be imposed by ANATEL. Brasil Telecom has also received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. Invitel had recorded provisions in the amount of R$149 million as of December 31, 2008 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorization could be revoked by ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

We may be unable to implement our 2G network in Region III, our 3G network or our projects to upgrade and enhance our existing mobile networks in a timely manner or without unanticipated costs.

Following our receipt in December 2007 of the authorizations and radio frequency licenses necessary to offer Global System for Mobile communications, or GSM, services, which we refer to as 2G services, in Region III and 3G services in Regions I and III, and Brasil Telecom’s receipt in December 2007 of the radio frequency licenses necessary to offer 3G services in Region II, we have undertaken significant capital expenditure programs to implement the networks necessary for us to provide these services. In addition, we have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of these networks. Our ability to achieve our strategic objectives relating to our mobile services depends on and will depend on, in large part, the successful, timely and cost-effective implementation of these networks and projects. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary for such implementation;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these networks will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

We depend on key suppliers and vendors to provide equipment that we need to operate our business.

We depend upon various key suppliers and vendors, including Ericsson, Alcatel-Lucent, Nokia and Huawei, to provide us with network equipment, which we need in order to expand and to operate our business. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

We are permitted to negotiate rates for interconnection to our mobile networks with providers of fixed line-services. ANATEL arbitration of these rates as a result of our failure to reach agreement with providers of fixed line-services may result in reductions of the interconnection rates that we currently charge.

In order to receive or send calls from or to customers of other Brazilian and international fixed-line and mobile networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. ANATEL sets the interconnection rates that fixed-line networks may charge.

Interconnection rates that mobile networks charge have typically been higher than the rates set by ANATEL for fixed-line networks. As a result, mobile operators generally have received a large portion of revenues generated by fixed-to-mobile calls, while fixed-line networks generally have received a small portion of revenues generated by mobile-to-fixed calls. Since July 2004, the interconnection rates that mobile networks may charge have been freely negotiable. Brazilian laws and regulations provide that if interconnection rates for mobile networks are not agreed among telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

When we and 14 Brasil Telecom Celular S.A., which we refer to as Brasil Telecom Mobile, began offering mobile services, we were each unable to agree with fixed-line service providers on the interconnection rates that we would charge the fixed-line service providers. Similarly, none of the other mobile services providers were able to agree with fixed-line service providers on the interconnection rates that they would charge the fixed-line service providers at the time that their authorizations to provide mobile services were granted. Each of the mobile services providers and the fixed-line service providers with which they interconnected commenced arbitration proceedings before ANATEL to establish the applicable interconnection rates. ANATEL established provisional rates applicable to each mobile services provider, pending a final decision in the arbitration proceedings.

An initial decision approving these provisional rates was rendered in September 2007, but an appeal remains pending before ANATEL’s Council of Directors (Conselho Diretor). We cannot predict whether the final interconnection rates established by ANATEL will be equivalent to those currently applied by us. If ANATEL sets interconnection rates that mobile operators may charge at a level that differs substantially from the current level, our results of operations may be materially adversely affected.

Our controlling shareholder, TmarPart, has control over us and our controlled companies.

We are controlled by TmarPart, which, as of July 6, 2009, held 53.7% of our outstanding voting shares. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our indebtedness, including holders of our preferred shares and ADSs.

In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect our business, results of operations and financial condition.

We may acquire other companies in the telecommunications industry as part of our growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to our business, results of operations and financial condition, such as: (1) difficulties in capturing synergies in the integration process, causing the anticipated benefits of the acquisition to be more limited than originally expected; (2) costs associated with any unforeseen antitrust restrictions; (3) failure to identify contingencies during the due diligence process; (4) uncertainty in relation to regulatory approval; and (5) distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If acquisition transactions cause us to incur unforeseen costs due to the factors described above, we may have to dedicate more resources than we had originally planned and eventually face substantial losses that would adversely affect our business, results of operations and financial condition.

Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require us to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets and incur acquisition-related expenses. In addition, we may be unable to realize all or any of the anticipated benefits from acquisitions or expansion in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with our existing businesses, including disparate information technology systems, database systems and business processes.

For a discussion of risks specifically pertaining to the Brasil Telecom Transaction, see “— Risks Relating to the Brasil Telecom Transaction.”

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2008, we had total consolidated indebtedness of R$20,033 million (excluding swap adjustments of R$509 million) and a ratio of debt to equity of 2.09:1. As of December 31, 2008, Invitel’s consolidated indebtedness was R$5,842 million.

We are subject to certain financial covenants that limit our ability to incur additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

Furthermore, some of our debt instruments include financial covenants that require us and/or our subsidiaries to maintain certain specified financial ratios. We expect that Brasil Telecom will not comply with certain covenants set forth in its debt instruments as of June 30, 2009. Brasil Telecom is currently seeking waivers from creditors in respect of the anticipated breach of these covenants. We cannot provide investors with any assurance that these waivers will be obtained. See “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” In general, the occurrence of an event of default under one of our debt instruments may trigger defaults under our other debt instruments. If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2008, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. At December 31, 2008, we had provisioned R$2,473 million for probable claims relating to various tax, labor and civil legal and administrative proceedings against us. At December 31, 2008, Invitel had provisioned R$933 million for probable claims relating to various tax, labor and civil legal and administrative proceedings against it.

At December 31, 2008, we had claims against us of approximately R$10,271 million in tax proceedings, R$1,133 million in labor proceedings and R$3,096 million in civil proceedings with a risk of loss classified as “possible” or “remote,” and for which we had made no provisions. See note 26 to our audited consolidated financial statements included elsewhere in this annual report. At December 31, 2008, Invitel had claims against it of approximately R$1,797 million in tax proceedings, R$635 million in labor proceedings and R$1,221 million in civil proceedings with a risk of loss classified as “possible,” and for which it had made no provisions.

If we are subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which we have provisioned or involve proceedings for which we have made no provision, our results of operations and financial condition may be materially adversely affected. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.”

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their employer obligations. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2007 and 2008, we recorded provisions for doubtful accounts in the amount of R$649 million and R$799 million, respectively, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenues, our provision for doubtful accounts was 2.6% at December 31, 2007 and 2.9% at December 31, 2008. In 2007 and 2008, Invitel recorded provisions for doubtful accounts in the amount of R$348 million and R$370 million, respectively, primarily due to subscribers’ delinquencies. As a percentage of its gross operating revenue, Invitel’s provision for doubtful accounts was 2.2% at December 31, 2007 and 2.2% at December 31, 2008.

ANATEL regulations prevent us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to successfully implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the real, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would increase our provision for doubtful accounts and adversely affect our financial condition and results of operations. See “— Risks relating to Brazil.”

If key members of our senior management team were to resign, or if we are unable to attract and retain skilled management, our business could be materially adversely affected.

Our ability to remain competitive in our markets and achieve our growth strategy depends on our senior management team. We may not be able to continue to successfully attract and retain skilled management. If key members of our senior management team were to resign, or if we are unable to continue to attract and retain skilled management, our business, financial condition and results of operations could be adversely affected.

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and rely on the systems of other carriers under co-billing agreements.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to our networks to include in our invoices the long-distance services rendered by these providers, and they have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Improper use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses.

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenues or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. Although these regulations did not have a material impact on our business, new laws or regulations regarding electromagnetic emissions and exposure may be adopted that could have an adverse effect on our business.

Risks Relating to the Brasil Telecom Transaction

We may not be able to integrate successfully, or may experience difficulties in integrating, Brasil Telecom into our operations and therefore may fail to achieve the anticipated benefits from the Brasil Telecom Transaction.

On January 8, 2009, we completed the Brasil Telecom Transaction in which we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart Participações S.A., or Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom. As a result of the completion of the Brasil Telecom Transaction, we control Brasil Telecom Holding and Brasil Telecom. We intend to integrate Brasil Telecom’s operations as soon as possible. For additional information about the Brasil Telecom Transaction, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.”

Integration of Brasil Telecom’s operations into our operations will be a complex, costly and time-consuming process. We may be unable to integrate successfully the personnel and operations of Brasil Telecom into our business. In addition, we may be unable to achieve the operational synergies or other cost savings and benefits that we had anticipated in the expected timeframe, or at all. Moreover, we may incur significant costs in connection with the integration of Brasil Telecom.

Risks and challenges that may impair our ability to achieve the anticipated benefits of the Brasil Telecom Transaction include the following:

•

we lack experience in integrating operations as substantial as the combined operations of Brasil Telecom Holding and Brasil Telecom. The integration of these operations into ours may require significant management of time and resources and may divert our management’s attention from our day-to-day business;

•

we may incur unexpected liabilities or contingencies related to taxes, labor, environmental regulation or other matters as a result of our acquisition of control of Brasil Telecom Holding and Brasil Telecom that could materially adversely affect our results of operations and financial condition;

•	we may encounter difficulties or delays in implementing common billing and other key information systems, operating procedures, sales and credit policies and financial controls; and

•	we may be subject to additional restrictions, conditions or limitations imposed by governmental authorities.

If we are unable to respond successfully to these risks and challenges, we may experience substantially higher than expected operating costs or fail to achieve the anticipated benefits of the Brasil Telecom Transaction.

We have and will incur additional indebtedness in connection with the Brasil Telecom Transaction, which could limit our operating flexibility.

The total purchase price to our company of the shares of Invitel and Brasil Telecom Holding paid upon closing of the Brasil Telecom Transaction was approximately R$5,371 million. See “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.” In addition, we paid R$3,271 million for preferred shares of Brasil Telecom Holding and Brasil Telecom that we acquired in 2008 through open market purchases and through tender offers for a portion of the outstanding preferred shares of Brasil Telecom Holding and Brasil

Telecom. Finally, we paid R$2,656 million for common shares of Brasil Telecom Holding and Brasil Telecom that we acquired on June 23, 2009 through tender offers for any and all of the outstanding common shares of Brasil Telecom Holding and Brasil Telecom. We have incurred a substantial amount of indebtedness to finance our acquisition of the shares of Invitel, Brasil Telecom Holding and Brasil Telecom that we currently own.

We have consolidated Invitel (including its outstanding indebtedness) in our consolidated financial statements as from January 8, 2009, the date of our acquisition of control of the company. As of December 31, 2008, Invitel’s consolidated indebtedness was R$5,842 million.

The increase in our outstanding indebtedness could limit our operating flexibility, including among others, in the following respects:

•	a portion of our cash flow from operations may be required to be dedicated to payment of debt service on our indebtedness, reducing the funds available to us for other purposes;

•	our higher level of leverage could reduce our access to new financing sources on favorable terms, and accordingly, significantly limit our growth and adversely affect our operating results; and

•	our higher levels of indebtedness may impair our ability to adjust to changing market conditions or withstand competitive pressures.

ANATEL imposed significant obligations on our company as conditions to its approval of the Brasil Telecom Transaction, and compliance with these obligations could adversely affect our business and results of operations.

On December 19, 2008, ANATEL granted its approval of our acquisition of control of Brasil Telecom, subject to a number of conditions contained in the order granting the approval. The most significant of these conditions requires us to:

•

make annual investments in research and development in each of the next ten years in amounts equal to at least 50% of the amounts of our contributions to the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), which we refer to as the FUNTTEL, which may be increased to 100% at ANATEL’s discretion;

•

extend fiber optic cables to the city of Boa Vista by December 31, 2009, the city of Manaus by December 31, 2010, and the city of Macapá within six months after the implementation of certain infrastructure connecting the cities of Tucuruí and Macapá by the power companies in this region;

•	expand our fiber optic network to 100 new municipalities in Regions I and II by December 31, 2010 and an additional 40 new municipalities in each of the succeeding five years; and

•	employ at least the aggregate number of employees that our subsidiaries Telemar Norte Leste S.A., which we refer to as Telemar, and Brasil Telecom employed on February 1, 2008 until March 25, 2011.

Compliance with the conditions contained in ANATEL’s order could require us to undertake significant capital expenditures, which could materially and adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom—Regulatory Approvals.”

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Brasil Telecom Transaction, which could adversely affect our business and results of operations.

The Brasil Telecom Transaction has been submitted to the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the Brazilian antitrust regulator, in accordance with Brazilian law, and the transaction is subject to the final approval of CADE. However, Brazilian law permits us to consummate this transaction prior to receiving this final approval, unless CADE issues a writ of prevention blocking a transaction or requires the parties to enter into an agreement permitting the effects of the transaction to be reversed which, by its terms, delays the consummation of the transaction. The antitrust authorities will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

On December 10, 2008, we entered into an Agreement for Maintenance of the Reversibility of Operation (Acordo de Preservação de Reversibilidade da Operação) with CADE relating to our acquisition of control of Brasil Telecom. Under this agreement:

•	we have agreed to submit to CADE’s analysis any authorizations that we are granted in the future to provide WiMax, 3G, and Multichannel Multipoint Distribution Service, or MMDS, services;

•

we have agreed to maintain Internet Group do Brasil S.A., which we refer to as iG, and Telemar Internet Ltda., which we refer to as Oi Internet, our respective broadband internet access providers, as independent business units until CADE’s final decision on the Brasil Telecom Transaction is issued;

•

we have agreed to maintain until CADE’s final decision on the Brasil Telecom Transaction is issued a free dial-up internet service provider, or ISP, in all municipalities in which Oi Internet, iG or iBest S.A., or iBest, provided dial-up ISP services free of charge on the date of the agreement.

If the Brazilian antitrust authorities do not grant a final approval for the Brasil Telecom Transaction, we could be required to dispose of our direct and indirect interest in Brasil Telecom and to separate our operations to the extent that they have been integrated. In addition, if such authorities take any action to impose conditions or performance commitments on us as part of the approval process for the Brasil Telecom Transaction, it could materially and adversely affect our business and results of operations and prevent our company from achieving the anticipated benefits of the Brasil Telecom Transaction.

Our acquisition of control of Brasil Telecom could make it difficult for you to evaluate our future prospects.

Because our acquisition of control of Brasil Telecom was consummated in January 2009, the historical financial information included in this annual report with respect to our company does not include financial information regarding Brasil Telecom. Accordingly, the historical financial information included in this annual report may not reflect what our results of operations and financial condition would have been if this acquisition had occurred prior to December 31, 2008. The challenge inherent in integrating Brasil Telecom’s business into ours makes evaluating our future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

The acquisition of control of Brasil Telecom is subject to our ongoing due diligence review that may impact information included in or omitted from this annual report.

Due to ANATEL regulations, we were prohibited from communicating with representatives of Brasil Telecom prior to the consummation of the Brasil Telecom Transaction, and therefore we did not have access to Brasil Telecom’s non-public information prior to that date. As a result, our ability to conduct due diligence with respect to Brasil Telecom prior to the consummation of the Brasil Telecom Transaction was extremely limited.

As a result of our review to date, we have caused Brasil Telecom to change its criteria for estimating probable losses in connection with labor proceedings and the recognition of tax credits for the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), in order to align their policies with ours. As a result, Brasil Telecom recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$325 million and R$387 million, respectively. Additionally, as a result of certain judicial decisions in 2009, Brasil Telecom has reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that Brasil Telecom acquired in 2000, from possible to probable. As a result, Brasil Telecom has recorded an additional provision in 2009 in the amount of R$1,153 million in connection with these proceedings.

As a result of the increases in provision for contingencies in 2009 described above, Brasil Telecom expects that it will not comply with certain covenants set forth in its debt instruments as of June 30, 2009. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, Brasil Telecom is not in compliance with the covenants containing these ratios. Brasil Telecom is currently seeking waivers from these creditors in respect of the anticipated breach of these covenants. We cannot provide investors with any assurance that these waivers will be obtained.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

We cannot assure you that our ongoing review will not reveal additional matters that would impact information included in this annual report or that, as a result, any information prepared following completion of our due diligence review would not differ materially from information included in this annual report.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

Substantially all of our operations and customers are located in Brazil, except for minor services provided outside of Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework governing our industry;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operating and financial results of businesses, such as our company. The term of Brazil’s current President, Luiz Inácio Lula da Silva, expires in January 2011, and under Brazilian law he is not permitted to run for another four-year term in the October 2010 elections. Uncertainty regarding the election of President Lula’s successor and speculation about the policies that may be implemented by the Brazilian federal or state governments could adversely affect our business, results of operations and financial condition.

The global financial and credit crisis may adversely affect economic growth in Brazil, limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global financial and credit crisis and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, particularly broadband services if the rate of computer sales in Brazil declines, which would adversely affect our results of operations.

We may also face significant liquidity challenges if conditions in the financial markets do not improve. Our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The financial and credit crisis could have an impact on the lenders under our existing credit facilities, on our customers, or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global financial and credit crisis deepens further, it could have an adverse effect on the demand for our services and our ability to fund our planned growth.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BOVESPA.

A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Japanese yen. As of December 31, 2008, R$3,975 million, or 19.8% of our financial indebtedness, was denominated in a foreign currency, excluding swap adjustments. As of December 31, 2008, R$882 million of Invitel’s consolidated financial indebtedness was denominated in a foreign currency, excluding swap adjustments. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps in place for a portion of our foreign currency debt. If the cost of swap instruments increases substantially, we may be unable to maintain our hedge policy, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth.

In addition, a portion of our capital expenditures require us to acquire assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge against these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets, which could adversely affect our business and financial performance.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and our business and results of operations.

Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação

Getúlio Vargas, or FGV, were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 7.5% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 9.1% in 2008.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services, such increases are linked to inflation indexes, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2008, we had, among other debt obligations, R$12,801 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado Depositário Interbancário), or CDI, rate, an interbank rate, R$3,083 million of loans and financing and debentures that were subject to the long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, and R$3,136 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR. At December 31, 2008, Invitel had, among other debt obligations, R$2,564 million of loans and financing that were subject to the TJLP rate, R$2,071 million of local commercial paper and debentures that were subject to the CDI rate and R$282 million of loans and financing that were subject to Japanese Yen LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2008, the CDI rate increased from 11.18% per annum at December 31, 2007 to 12.38% per annum at December 31, 2008. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the trading price of our preferred shares and the ADSs and may restrict our access to international capital markets.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the Mexican peso and the real against the U.S. dollar, respectively. As a result, a number of these companies have suffered financial distress and have sought or are contemplating seeking protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including our preferred shares and the ADSs. Any of these factors could adversely affect the market price of our preferred shares and the ADSs and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including: the extent of Brazil’s foreign currency reserves; the availability of sufficient foreign exchange on the date a payment is due; the size of Brazil’s debt service burden relative to the economy as a whole; and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 19.8% of our indebtedness on a consolidated basis at December 31, 2008. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and the ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

Risks Relating to Our Preferred Shares and the ADSs

Our preferred shares and the ADSs have limited voting rights.

Under the Brazilian Corporation Law and our by-laws, holders of our preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies or the declaration of dividends. See “Item 10. Additional Information—Voting Rights.”

Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of The Bank of New York Mellon, as depositary of our ADS program. ADS holders may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the American Depositary Receipt, or ADR, depositary requesting the ADR depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

Holders of ADSs or preferred shares in the United States may not be entitled the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in us may be diluted proportionately.

If holders of our ADSs exchange them for preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying the ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of the ADSs decide to exchange them for the underlying preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of the ADSs that exchange the ADSs for our preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional information—Taxation—Brazilian Tax Considerations.”

As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries.

We are a holding company with no revenue-producing operations other than those of our operating subsidiaries and, therefore, are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. We will only be able to distribute dividends to our shareholders if we receive dividends or other cash distributions from our operating subsidiaries. The dividends that our operating subsidiaries may distribute to us depend on our operating subsidiaries generating sufficient profits in any given fiscal year. Dividends can be paid out from accumulated profits from previous years or from capital reserves. Such profits are calculated and paid in accordance with the Brazilian Corporation Law and the provisions of the by-laws of each of our operating subsidiaries.

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. In addition, there is doubt as to the applicability and enforceability of civil liabilities under the Securities Act or the Exchange Act through lawsuits filed before Brazilian courts.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833/2003 has no judicial guidance as to its application to date, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1,375.3 billion (US$588.5 billion) at December 31, 2008 and an average daily trading volume of US$3.1 billion for 2008. In comparison, The New York Stock Exchange, or the NYSE, had a market capitalization of US$16.7 trillion at December 31, 2008 and an average daily trading volume of US$152.6 billion for 2008. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BOVESPA at December 31, 2008. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BOVESPA in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell preferred shares underlying the ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are the largest telecommunications service provider in Brazil. We are the largest telecommunications provider in Region I in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. As a result of our acquisition of control of Brasil Telecom on January 8, 2009, we are also the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We commenced offering mobile telecommunications services in Region III in October 2008. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi”, which we adopted in February 2007 as the sole brand for all of our services. We have begun using the “Oi” brand name for the marketing of some of Brasil Telecom’s services and expect to use the “Oi” brand name for the marketing of substantially all of Brasil Telecom’s services following the completion of the integration of its operation into ours.

According to IBGE:

•

Region I (which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil) had a population of approximately 100.8 million as of April 1, 2007, representing 54.8% of the total Brazilian population, and represented approximately 40.0% of Brazil’s total gross domestic product, or GDP, for 2006 (the most recent period for which such information is currently available).

•

Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) had a population of approximately 43.5 million as of April 1, 2007, representing 23.6% of the total Brazilian population, and represented approximately 26.2% of Brazil’s total GDP for 2006.

•

Region III (comprising the state of São Paulo) had a population of approximately 39.8 million as of April 1, 2007, representing 21.6% of the total Brazilian population, and represented approximately 33.9% of Brazil’s total GDP for 2006.

On January 8, 2009, we completed the Brasil Telecom Transaction in which we acquired all of the outstanding shares of Invitel and, as a result, we acquired control of Brasil Telecom. Brasil Telecom provides fixed-line telecommunications services, as well as broadband services, mobile telecommunications services and a variety of data transmission services, primarily in Region II. See “—Our History and Development—Acquisition of Brasil Telecom.” We intend to integrate the operations of Telemar and Brasil Telecom as soon as possible. See “Item 3.

Key Information—Risk Factors—Risks Relating to the Brasil Telecom Transaction.” Financial data of TNL presented in this annual report as of or for periods ending prior to January 8, 2009 do not include the financial results of Invitel and its consolidated subsidiaries, including Brasil Telecom.

Fixed-Line Telecommunications Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We believe we were one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2008. Based on our 13.9 million fixed lines in service as of December 31, 2008, we were the principal fixed-line telecommunications service provider in Region I, with an estimated market share of 83.9% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. As a result of our acquisition of control of Brasil Telecom on January 8, 2009, we are now also the principal fixed-line telecommunications services provider in Region II. Brasil Telecom had 8.1 million fixed lines in service in Region II as of December 31, 2008 and an estimated market share of 85.0% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. For the year ended December 31, 2008, our highly mature fixed-line business segment generated R$17.3 billion in gross operating revenue, which represented a decrease of 3.1% compared to the year ended December 31, 2007.

Mobile Telecommunications Services

We offer mobile telecommunications services throughout Brazil. Based on our 24.4 million mobile subscribers in Region I as of December 31, 2008, we believe that we are one of the principal mobile telecommunications service providers in Region I, with an estimated market share of 30.4% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL. Our position in the mobile telecommunications services market in Region I has been enhanced by our acquisition on April 3, 2008, of control of Amazônia Celular, which operated in five states in the northern section of Region I. As of March 31, 2008, Amazônia Celular had 1.5 million mobile subscribers. We commenced offering mobile telecommunications services in Region III in October 2008 and had 2.0 million mobile subscribers as of December 31, 2008 and an estimated market share of 5.3% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL. As a result of our acquisition of control of Brasil Telecom on January 8, 2009, we believe that we are one of the principal mobile telecommunications services providers in Region II. Brasil Telecom had 5.6 million mobile subscribers as of December 31, 2008 and an estimated market share of 14.4% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL. For the year ended December 31, 2008, our mobile services business generated R$6.4 billion in gross operating revenue, which represented an increase of 44.3% compared to the year ended December 31, 2007.

Data Transmission Services

We offer a variety of high-speed data transmission services. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed in Region I under the brand name “Oi Velox.” As of December 31, 2008, we had 2.0 million ADSL subscribers, representing 14.1% of our fixed lines in service at that date. As a result of our acquisition of control of Brasil Telecom on January 8, 2009, we now also offer broadband services, primarily utilizing ADSL technology, in Region II under the brand name “Turbo.” As of December 31, 2008, Brasil Telecom had 1.8 million ADSL subscribers, representing 22.2% of Brasil Telecom’s fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil. For the year ended December 31, 2008, our data transmission services business generated R$3.4 billion in gross operating revenue, which represented an increase of 18.0% compared to the year ended December 31, 2007.

Other Services

Following our acquisition of control of Brasil Telecom on January 8, 2009, we operate a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela, and we operate an internet portal under the brand name “iG” that was the second largest internet portal in Brazil in terms of the number of unique visitors in 2008, according to Ibope/NetRatings.

Through our subsidiary WAY TV Belo Horizonte S.A., or WAY TV, we provide subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais. WAY TV uses a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

In September 2008, ANATEL authorized us to provide subscription television services throughout Brazil, using direct-to-home, or DTH, satellite technology. We currently plan to launch these services in the second half of 2009.

Our principal executive office is located at Rua Humberto de Campos, 425/8° andar, Leblon 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-1208.

Our History and Development

Prior to the formation in 1972 of Telecomunicações Brasileiras S.A., or Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country.

Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulations. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações), together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, collectively the Telecommunications Regulatory Framework, which provided for the establishment of a comprehensive regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian corporate law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

•

eight holding companies each of which controlled one or more mobile services providers, each operating in one of the ten service regions into which Brazil had been divided for mobile telecommunications services and using the frequency range called Band A (other than one mobile services provider that operated in two regions and one region in which the mobile services provider was not part of the Telebrás system);

•

three regional holding companies, including us, each of which controlled the fixed-line service providers that provided local and intraregional long-distance service in one of the three service regions into which Brazil has been divided for fixed-line telecommunications; and

•	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) and international long-distance service throughout Brazil.

We are one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, we were allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I.

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including us, to private-sector buyers. The Brazilian government’s shares in our corporate capital, which amounted to approximately 52% of our voting shares, were purchased by Consortium Telemar, a consortium comprised of Construtora Andrade Gutierrez S.A., Inepar S.A. Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., or Fiago, Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.4 billion for the Brazilian government’s shares in our corporate capital.

Acquisition by TmarPart

In July 1999, TmarPart, a closely held Brazilian company, acquired the equity interests in TNL owned by the members of Consortium Telemar in exchange for cash, shares of TmarPart and the assumption of certain debt obligations by TmarPart. The primary corporate purpose of TmarPart is to hold shares of TNL. For a discussion of the entities that own equity interests in TmarPart, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart.”

Corporate Reorganization of Telemar

Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries, each of which provided telecommunications services in one of the 16 states of Region I. In August 2001, TNL implemented a corporate reorganization, which resulted in all of the other fixed-line operating companies being merged into our subsidiary Telecomunicações do Rio de Janeiro S.A., or Telerj. In September 2001, Telerj changed its name to Telemar Norte Leste S.A.

Entry into the Mobile Services Business

In November 2000, we established our wholly-owned subsidiary TNL PCS S.A., or Oi, to provide personal mobile services (Serviço Móvel Pessoal) in Region I. In March 2001, Oi was granted an authorization by ANATEL to provide personal mobile services in Region I utilizing Band D following Oi’s successful bid of approximately R$1.1 billion in an auction held for the authorization and the related radio frequency license. Oi commenced operations in June 2002.

Expansion of Data Transmission Network

We acquired Pegasus Telecom S.A., or Pegasus, in December 2002. Prior to that time, we held preferred shares of Pegasus representing 24.4% of its share capital. In November 2005, Pegasus merged with and into Oi. Pegasus was a broadband data transmission services provider that primarily served corporate clients in major cities in Region II and Region III. Because Pegasus’s fiber-optic network was 100% compatible with the technology used by our existing data network, this acquisition allowed us to provide fully integrated data transmission services to our corporate clients on a nationwide basis.

Investment in Infrastructure Joint Venture

At the time of our acquisition of Pegasus in December 2002, Pegasus owned 18.1% of the share capital of Companhia AIX de Participações S.A., or AIX. In December 2003, we acquired additional shares of AIX for R$1.00, increasing our interest in the share capital of AIX to 50%. AIX provides infrastructure services to Telemar and is engaged in the construction of ductwork for the installation of fiber optic cables along highways in the State of São Paulo. Under Brazilian GAAP, we proportionally consolidate the results of AIX in our consolidated financial statements.

Entry into the ISP business

In February 2005, Oi Internet, an ISP and a wholly-owned subsidiary of Telemar, commenced its ISP operations under the brand name “Oi Internet.”

Entry into the Subscription Television Business

In July 2006, TNL PCS Sub, our wholly-owned subsidiary, acquired all of the share capital of WAY TV through an auction process on the BOVESPA for an aggregate purchase price of R$132 million. However, at that time the purchase price and the shares of WAY TV were deposited in escrow pending ANATEL’s approval of this acquisition. In November 2007, ANATEL authorized our acquisition of WAY TV and the amounts deposited in escrow and the shares of WAY TV were released.

WAY TV provides subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais. WAY TV uses a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others. Our acquisition of WAY TV is part of our strategy to offer complete and converging solutions to our customers.

Acquisition of Mobile Payment Business

In December 2007, we purchased all of the outstanding shares of Paggo Empreendimentos S.A., or Paggo, for an aggregate purchase price of R$75 million, which we paid in February 2008. Paggo is a holding company that owns all of the share capital of Paggo Acquirer Gestão de Meios de Pagamentos Ltda. and Paggo Administradora de Crédito Ltda., which together operate the Paggo System of Credits and Payments, or the Paggo System. The Paggo System permits the use of mobile phones to pay for goods and services, providing a new range of services to complement regular mobile telecommunications services. The acquisition of this system is consistent with our strategy to extend the portfolio of services we offer to our customers.

Acquisition of Amazônia Celular

In April 2008, we purchased 1,292,679 common shares and 3,715 preferred shares of Tele Norte Celular Participações S.A., or TNCP, representing 51.9% of the common shares, 0.1% of the preferred shares and 19.3% of the total shares issued by TNCP, for an aggregate purchase price of R$129 million. At the time of this acquisition, TNCP was the controlling shareholder of Amazônia Celular, a mobile services provider in Area 8 of Region I, consisting of the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão. In addition, we purchased certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for an aggregate purchase price of R$23 million. On June 4, 2009, this transaction was approved by ANATEL without restrictions and the transaction is currently being analyzed by CADE for final approval.

Voluntary Tender Offers

On July 18, 2008, we announced the commencement of a voluntary tender offer for any and all outstanding preferred shares of TNCP at a purchase price of R$33.00 per share. The auction with respect to this tender offer took place on the BOVESPA on August 19, 2008. In the auction, we acquired 3,951,923 preferred shares of TNCP, representing 93.9% of the outstanding preferred shares of TNCP and 59.0% of the outstanding share capital of TNCP, for an aggregate purchase price of R$130 million.

Under the rules of the CVM, because we acquired more than two-thirds of the preferred shares of TNCP held by public shareholders, any holder of TNCP preferred shares was permitted to exercise a shareholder put right for the three-month period immediately following the date of the auction for the TNCP preferred shares. Holders of TNCP preferred shares that exercised the shareholder put right were entitled to receive the tender offer price of R$33.00, adjusted by the CDI rate from the settlement date of the auction to the date payment was made. As a result of the exercise of these shareholder put rights, we acquired an additional 191,666 preferred shares of TNCP for an aggregate purchase price of R$7 million.

On September 22, 2008, we announced the commencement of a voluntary tender offer for any and all outstanding preferred shares of Amazônia Celular at a purchase price of R$38.00 per share. The auction with respect to this tender offer took place on the BOVESPA on October 23, 2008. In the auction, we acquired 921,014 preferred shares of Amazônia Celular, representing 25.5% of the outstanding preferred shares of Amazônia Celular and 15.6% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$35 million.

Under the rules of the CVM, because we acquired more than two-thirds of the preferred shares of Amazônia Celular held by public shareholders, any holder of Amazônia Celular preferred shares was permitted to exercise a shareholder put right for the three-month period immediately following the date of the auction for the Amazônia Celular preferred shares. Holders of Amazônia Celular preferred shares that exercised the shareholder put right were entitled to receive the tender offer price of R$38.00, adjusted by the CDI rate from the settlement date of the auction to the date payment was made. As a result of the exercise of these shareholder put rights, we acquired an additional 50,777 preferred shares of Amazônia Celular for an aggregate purchase price of R$2 million.

Mandatory Tender Offers

Under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, we were required to offer to purchase any and all common shares of TNCP held by public shareholders and any and all common shares of Amazônia Celular held by public shareholders as a result of our acquisition of control over TNCP and Amazônia Celular.

On September 16, 2008, we announced the commencement of mandatory tender offers for (1) any and all outstanding common shares of TNCP at a purchase price of R$79.51 per share (adjusted by the fluctuation in average daily rate of the CDI, from April 3, 2008 until the date payment was made), and (2) any and all outstanding common shares of Amazônia Celular at a purchase price of R$121.61 per share (adjusted by the fluctuation in average daily rate of the CDI from April 3, 2008 until the date payment was made). The auctions with respect to these tender offers took place on the BOVESPA on January 16, 2009. In the auctions, we acquired (1) 1,175,018 common shares of TNCP, representing 47.1% of the outstanding common shares of TNCP and 17.5% of the outstanding share capital of TNCP, for an aggregate purchase price of R$103 million, and (2) 80,868 common shares of Amazônia Celular, representing 3.6% of the outstanding common shares of Amazônia Celular and 1.4% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$11 million.

Following the acquisitions made through these tender offers, we owned an aggregate of 98.7% of the outstanding share capital of TNCP, including 99.0% of the outstanding common shares of TNCP. Through this ownership interest in TNCP, together with other shares of Amazônia Celular that we directly acquired in the voluntary tender offers and the mandatory tender offers, we owned an aggregate of 92.8% of the outstanding share capital of Amazônia Celular, including 93.3% of the outstanding common shares of Amazônia Celular.

Corporate Reorganization of TNCP, Amazônia Celular and Oi

On March 9, 2009:

•

TNCP and Amazônia Celular completed a share exchange, as a result of which Amazônia Celular became a wholly owned subsidiary of TNCP, each holder of common shares of Amazônia Celular, other than TNCP, received 1.529505 common shares of TNCP in exchange for each common share of Amazônia Celular, and each holder of preferred shares of Amazônia Celular, other than TNCP, received 1.151515 preferred shares of TNCP in exchange for each preferred share of Amazônia Celular;

•	Telemar contributed all of the shares of Oi that it held to the capital of TNCP as a result of which TNCP held 99.9% of the share capital of Oi;

•	Amazônia Celular merged with and into Oi and was dissolved; and

•	Amazônia Celular surrendered its radio frequency licenses to ANATEL.

Acquisition of Brasil Telecom

On April 25, 2008, each of the shareholders of Invitel and Credit Suisse as agent on behalf of Telemar, acting as principal, entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and certain shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom.

Open Market Purchases of Preferred Shares of Brasil Telecom Holding and Brasil Telecom

Between April 25, 2008 and June 17, 2008, we acquired (1) 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, for an aggregate purchase price of R$1,425 million in transactions conducted over the BOVESPA, and (2) 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, for an aggregate purchase price of R$898 million in transactions conducted over the BOVESPA.

Tender Offers for Preferred Shares of Brasil Telecom Holding and Brasil Telecom

On June 19, 2008, we announced the commencement of voluntary tender offers for (1) up to 20,826,442 preferred shares of Brasil Telecom Holding at a purchase price of R$30.47 per share, and (2) up to 13,366,365 preferred shares of Brasil Telecom at a purchase price of R$23.42 per share. The auctions with respect to these tender offers took place on the BOVESPA on July 22, 2008. In the auctions, we acquired (1) 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$635 million, and (2) 13,366,365 preferred shares of Brasil Telecom, representing 4.5% of the outstanding preferred shares of Brasil Telecom and 2.4% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$313 million.

Closing of the Share Purchase Agreement

On November 21, 2008, pursuant to an Agency Agreement between us and Credit Suisse, Credit Suisse assigned all of its rights and obligations under the Share Purchase Agreement to us and we assumed these rights and obligations. On January 8, 2009, we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million.

Following this acquisition, we own an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 19.8% of the outstanding preferred shares, representing 10.7% of the outstanding share capital, of Brasil Telecom.

Overview of Invitel, Solpart, Brasil Telecom Holding and Brasil Telecom

Invitel is a holding company, substantially all of the assets of which consist of its shares in Solpart. Solpart is a holding company, substantially all of the assets of which consist of its shares in Brasil Telecom Holding. Brasil Telecom Holding is a holding company, substantially all of the assets of which consist of its shares in Brasil Telecom and direct ownership of equity interests in some of Brasil Telecom’s subsidiaries. Invitel’s net operating revenue was R$10,297 million in 2006, R$11,059 million in 2007 and R$11,297 million in 2008.

Brasil Telecom is the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. Brasil Telecom offers a range of integrated telecommunications services that is substantially similar to the services that we offer.

Based on Brasil Telecom’s 8.1 million fixed lines in service as of December 31, 2008, Brasil Telecom was the principal fixed-line telecommunications service provider in Region II, with an estimated market share of 51.3% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. For the year ended December 31, 2008, Brasil Telecom’s highly mature fixed-line business generated R$10,775 million in gross operating revenue, which represented a decrease of 1.4% compared to the year ended December 31, 2007.

Brasil Telecom offers mobile telecommunications services in Region II through its subsidiary Brasil Telecom Mobile. Brasil Telecom had 5.6 million mobile subscribers as of December 31, 2008 and an estimated market share of 14.4% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL. For the year ended December 31, 2008, Brasil Telecom’s mobile services business generated R$2,561 million in gross operating revenue, which represented an increase of 4.7% compared to the year ended December 31, 2007.

Brasil Telecom offers a variety of high-speed data transmission services, including services offered by its subsidiaries Brasil Telecom Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia Ltda. Brasil Telecom’s broadband services, primarily utilizing ADSL technology, are sold in Region II under the brand name “Turbo.” As of December 31, 2008, Brasil Telecom had 1.8 million ADSL subscribers. Brasil Telecom also provides voice and data services to corporate clients throughout Brazil through its network in Region II, through our network in Region I, and through cooperation agreements with other telecommunications network operators in Region III. For the year ended December 31, 2008, Brasil Telecom’s data transmission services business generated R$4,070 million in gross operating revenue, which represented an increase of 36.5% compared to the year ended December 31, 2007.

Brasil Telecom operates a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela through its subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A., and an internet portal through its subsidiary Internet Group do Brasil S.A. under the brand name “iG” that was the second largest internet portal in Brazil in terms of the number of unique visitors in 2008 according to Ibope/NetRatings.

Financial Impact of the Acquisition

As a result of our acquisition of all of the share capital of Invitel on January 8, 2009, we will consolidate the results of Invitel, Solpart, Brasil Telecom Holding and Brasil Telecom into our financial statements as from January 8, 2009. As of December 31, 2008, Invitel had consolidated total assets of R$20,226 million and consolidated indebtedness of R$5,842 million. For the year ended December 31, 2008, Invitel had consolidated net operating revenues of R$11,297 million, consolidated operating income of R$1,214 million and a net loss of R$69 million.

Regulatory Approvals

CADE. Under Brazilian antitrust regulations, the Brasil Telecom Transaction is first analyzed by ANATEL to assess the effects on competition of our acquisition of control of Brasil Telecom, following which it will be submitted to CADE, the Brazilian antitrust authority, for final approval. As of the date of this annual report, ANATEL had not yet submitted its findings to CADE. Brazilian law permitted us to consummate this transaction prior to receiving the final approval from CADE. ANATEL and CADE will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

On December 10, 2008, we entered into an Agreement for Maintenance of the Reversibility of Operation (Acordo de Preservação de Reversibilidade da Operação) with CADE relating to our acquisition of control of Brasil Telecom. Under this agreement:

•	we have agreed to submit to CADE’s analysis any authorizations that we are granted in the future to provide WiMax, 3G, and MMDS services;

•

we have agreed to maintain iG and Oi Internet, our respective broadband internet access providers, as independent business units until CADE’s final decision on the Brasil Telecom Transaction is issued; and

•

we have agreed to maintain until CADE’s final decision on the Brasil Telecom Transaction is issued a free dial-up ISP in all municipalities in which Oi Internet, iG or iBest provided dial-up ISP services free of charge on the date of the agreement.

ANATEL. On December 19, 2008, ANATEL granted its approval for our acquisition of control of Brasil Telecom, subject to a number of conditions contained in the order granting the approval, some of which we have already fulfilled. The most significant of the remaining conditions require us to:

•	employ at least the aggregate number of employees that Telemar and Brasil Telecom employed on February 1, 2008 until March 25, 2011;

•	offer the mobile service packages currently offered by Oi in Region I to Brasil Telecom Mobile’s customers in Region II by December 31, 2009;

•	develop environmental conservation projects, including the establishment of battery and handset recycling programs in our customer service centers, by June 30, 2009;

•	make dial-up internet access available through local fixed-line calls to our ISP in 23% of the municipalities in Region I by December 31, 2009, 39% by December 31, 2010 and 56% by December 31, 2011;

•

provide an alternative long-distance plan with flat rates approved by ANATEL available for dial-up internet access to customers in municipalities not served by our ISP through local fixed-line calls by December 31, 2010;

•

extend fiber optic cables to the city of Boa Vista by December 31, 2009, the city of Manaus by December 31, 2010, and the city of Macapá within six months after the implementation of certain infrastructure connecting the cities of Tucuruí and Macapá by the power companies in this region;

•	expand our fiber optic network to 100 new municipalities in Regions I and II by December 31, 2010 and an additional 40 new municipalities in each of the succeeding five years;

•

offer broadband services in 50% of the municipalities covered by our obligations to provide transmission lines connecting the fiber-optic internet backbones of Telemar and Brasil Telecom to municipalities in their concession areas in which they do not provide internet service, which we refer to as backhaul, at rates no greater than Telemar’s highest existing rate for broadband services, within five months of completing the backhaul extensions, and 100% of such municipalities within ten months of completing the backhaul extensions;

•	provide to the Brazilian Ministry of Defense a voice and data system and related equipment and installation by June 2010; and

•

make annual investments in research and development in each of the next ten years in amounts equal to at least 50% of the amounts of our FUNTTEL contributions, which may be increased to 100% at ANATEL’s discretion.

Tender Offers for Common Shares of Brasil Telecom Holding and Brasil Telecom

Under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, we were required to offer to purchase any and all common shares of Brasil Telecom Holding and Brasil Telecom held by public shareholders as a result of our acquisition of control over Brasil Telecom Holding and Brasil Telecom.

On May 22, 2009, we announced the commencement of mandatory tender offers for (1) any and all outstanding common shares of Brasil Telecom Holding, and (2) any and all outstanding common shares of Brasil Telecom. The auctions with respect to these tender offers took place on the BOVESPA on June 23, 2009. In the auctions, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Following the acquisitions made through these tender offers, we own an aggregate of 54.7% of the outstanding share capital of Brasil Telecom Holding, including 91.7% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

The Corporate Reorganization

Telemar has announced that it intends to conduct a corporate reorganization of its subsidiaries that control Brasil Telecom Holding and Brasil Telecom for the purpose of simplifying its corporate structure. As part of this reorganization, Telemar intends to cause (1) the merger (incorporação) of Brasil Telecom holding with and into Brasil Telecom, (2) a mandatory share exchange (incorporação de ações) to be completed between Brasil Telecom and Coari Participações S.A., and (3) the merger (incorporação) of Coari Participações S.A. with and into Telemar In connection with the proposed share exchange and mergers, Telemar plans to file or cause to be filed with the SEC (1) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding and Brasil Telecom, and (ii) other documents regarding the proposed share exchange and mergers. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed share exchange and mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Telemar. We believe that shares of Telemar to be received by the shareholders of Brasil Telecom Holding and Brasil Telecom as a result of the share exchange and the mergers will be significantly more liquid on the BOVESPA and the NYSE than the shares currently held by the shareholders of Brasil Telecom Holding and Brasil Telecom.

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of July 6, 2009. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of Internet Group do Brasil S.A. owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

Our Service Areas

Our concessions and authorizations from the Brazilian government, including those of Brasil Telecom, of which we acquired control on January 8, 2009, allow us to provide:

•	fixed-line telecommunications services in Regions I and II;

•	long-distance telecommunications services throughout Brazil;

•	mobile telecommunications services in Regions I, II and III; and

•	data transmission services throughout Brazil.

In addition, we have authorizations to provided fixed-line local telecommunications services in Region III.

Region I consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 40.0% of Brazil’s GDP in 2006. The population of Region I was 100.8 million as of April 1, 2007, which represented 54.8% of the total population of Brazil as of that date. In 2006, per capita income in Region I was approximately R$8,285, varying from R$4,213 in the State of Piauí to R$17,695 in the State of Rio de Janeiro.

Region II consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 26.2% of Brazil’s GDP in 2006. The population of Region II was 43.5 million as of April 1, 2007, which represented 23.6% of the total population of Brazil as of that date. In 2006, per capita income in Region II was approximately R$13,626, varying from R$7,041 in the State of Acre to R$37,600 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 200,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 33.9% of Brazil’s GDP in 2006. The population of Region III was 39.8 million as of April 1, 2007, which represented 21.6% of the total population of Brazil as of that date. In 2006, per capita income in Region III was approximately R$19,548.

The following table sets forth key economic data, compiled by IBGE, for the Federal District of Brazil and each of the Brazilian states.

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2006)	GDP per Capita (in reais) (2006)
Region I:
Rio de Janeiro	15.4	352.9	11.6	17,695
Minas Gerais	19.3	32.9	9.1	11,028
Bahia	14.1	24.9	4.1	6,922
Pernambuco	8.5	86.3	2.3	6,528
Pará	7.1	5.7	1.9	6,241
Amazonas	3.2	2.1	1.7	11,829
Espírito Santo	3.4	72.7	2.2	15,236
Ceará	8.2	55.0	2.0	5,636
Paraíba	3.6	64.5	0.8	5,507
Rio Grande do Norte	3.0	57.1	0.9	6,754
Maranhão	6.1	18.4	1.2	4,628
Sergipe	1.9	88.5	0.6	7,560
Alagoas	3.0	109.4	0.7	5,164
Piauí	3.0	12.1	0.5	4,213
Amapá	0.6	4.1	0.2	8,543
Roraima	0.4	1.8	0.2	9,075

Subtotal	100.8		40.0
Region II:
Rio Grande do Sul	10.6	37.6	6.6	14,310
Paraná	10.3	51.6	5.8	13,158
Santa Catarina	5.9	61.5	3.9	15,638

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2006)	GDP per Capita (in reais) (2006)
Goiás	5.6	16.6	2.4	9,962
Mato Grosso	2.9	3.2	1.5	12,350
Federal District	2.5	423.3	3.8	37,600
Mato Grosso do Sul	2.3	6.3	1.0	10,599
Rondônia	1.5	6.1	0.6	8,391
Tocantins	1.2	4.5	0.4	7,210
Acre	0.7	4.3	0.2	7,041

Subtotal	43.5		26.2
Region III (State of São Paulo)	39.8	160.5	33.9	19,548

Total	184.0		100.0

Source: IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors — Risks Relating to Brazil.”

Our Services

Our telecommunications services consist of:

•	local fixed-line services, primarily in Regions I and II, but also in Region III, including installation, monthly subscription, metered services, collect calls and supplemental local services;

•

domestic long-distance services and international long-distance services primarily from Regions I and II, placed through fixed-line and mobile telephones using long-distance carrier selection codes (Código de Seleção de Prestadora), which is represented by the number 31 in the case of Telemar and the number 14 in the case of Brasil Telecom;

•	mobile telecommunications services utilizing 2G and 3G technology;

•

data transmission services, comprising (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunications services providers and ISPs and corporate customers, (3) IP solutions, and (4) other data transmission services;

•

usage of our network (1) to complete calls initiated by customers of other telecommunications services providers (interconnection services) or (2) by service providers that do not have the necessary network;

•	traffic transportation services;

•	public telephone services (Terminais de Uso Público);

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services;

•	the operation of the iG internet portal; and

•	subscription television services.

Local Fixed-Line Services

As of December 31, 2008, we had approximately 13.9 million local fixed-line customers in Region I, and Brasil Telecom had 8.1 million local fixed-line customers in Region II. Although we continue to assess our strategic plans with regard to providing such services in Region III, we do not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required.

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we and Brasil Telecom are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2008, 54.0% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan, and 48.7% of Brasil Telecom’s fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2008, 46.0% of our fixed-line customers and 51.3% of Brasil Telecom’s fixed-line customers subscribed to alternative plans.

Telemar offers (1) bundled plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we market under the brand name “Oi Conta Total”; (2) voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections; (3) voice only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones; and (4) budget plans which permit subscribers to purchase a fixed number of local minutes, either on a pre-paid basis or a monthly basis, but restrict local calls after the purchased minutes have been consumed and require the purchase of a pre-paid card to make long-distance calls or calls to mobile handsets, such as our “Oi Fixo Controle” and our “Oi Fixo Economia” plans.

Brasil Telecom permits subscribers to its alternative plans to design their own plans, selecting from a menu of options, including (1) the number of local minutes per month for calls to fixed-line telephones; (2) the number of local minutes per month for calls to mobile telephones; and (3) the number of long-distance minutes per month. Brasil Telecom also offers bundled plans that include these elements and broadband services or dial-up internet connection services for a fixed monthly rate which it offers under the brand name “Pluri”.

Local fixed-line services also include in-dialing services (direct transmission of external calls to extensions) for corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the customer’s telephone system.

Long-Distance Services

For each long-distance call, whether originated from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier’s long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated.

Our domestic and international long-distance services have historically consisted primarily of calls originated in Region I. As a result of our acquisition of control of Brasil Telecom, our domestic and international long-distance services consisting of calls originated in Region II have substantially increased.

Fixed Line-to-Fixed Line

Calls from one local area to another local area are domestic long-distance calls, other than calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. Calls between locations in Brazil and locations outside Brazil are international long-distance calls.

We have historically provided domestic long-distance services for calls originating from Region I through interconnection agreements, mainly with Telesp in Region III and Brasil Telecom in Region II, that permit us to interconnect directly with their local fixed-line networks. We have historically provided international long-distance services originating from Region I through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

As a result of our acquisition of control of Brasil Telecom, we have expanded our domestic long-distance services for calls originating from Region II and our international long-distance services originating from Region II, utilizing Brasil Telecom’s interconnection agreements, mainly with us in Region I, Telesp in Region III and the main telecommunications service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes such as 11 (São Paulo) and 21 (Rio de Janeiro)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code (27)), is referred to as an intrasectoral mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code (11)), is referred to as an intersectoral mobile call. Different rates apply to intrasectoral and intersectoral mobile calls.

We have historically provided mobile long-distance services originating from Region I through interconnection agreements, with Brasil Telecom in Region II, Telesp in Region III, and each of the principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We have historically provided international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

As a result of our acquisition of control of Brasil Telecom, we have expanded our mobile long-distance services originating from Region II, utilizing Brasil Telecom’s interconnection agreements, mainly with us in Region I, Telesp in Region III and each of the principal mobile services providers operating in Brazil. We also use Brasil Telecom’s submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunications Services

As of December 31, 2008, we had approximately 24.4 million subscribers located in 1,214 municipalities in Region I, and Brasil Telecom had 5.6 million subscribers located in 1,015 municipalities in Region II. As of December 31, 2008, we had a 30.4% share of the mobile services market in Region I based on the total number of subscribers as of that date, and Brasil Telecom had a 14.4% share of the mobile services market in Region II based on the total number of subscribers as of that date. In addition, on October 24, 2008, we launched our mobile telecommunications services in Region III, and, as of December 31, 2008, we had 2.0 million mobile subscribers in that region and an estimated market share of 5.3% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL.

As of December 31, 2008, 84.4% of our customers subscribed to pre-paid plans and 15.6% subscribed to post-paid plans, and 82.5% of Brasil Telecom’s customers subscribed to pre-paid plans and 17.5% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their Oi or Brasil Telecom Mobile cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available or through the purchase of additional credits over the phone which can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation.

Oi markets “Oi Ligadores” subscriptions to its pre-paid customers which allow these customers to receive bonus minutes with each purchase of additional credits. We charge a nominal subscription fee to enroll a customer in the “Oi Ligadores” program and provide bonus minutes to these customers that may be used for local calls to Telemar’s fixed-line subscribers or Oi’s mobile subscribers or long-distance calls to Telemar’s fixed-line subscribers.

Oi sells pre-paid cards in Region I that contain a feature called “Oi Cartão Total.” “Oi Cartão Total” is a service that integrates mobile, fixed-line and public telephone services through a single card. Particularly focused on our pre-paid customers and on public telephone users, the “Oi Cartão Total” allows these customers to use their available credits to make any type of call from mobile, fixed-line or public telephones. We believe that “Oi Cartão Total” represents a significant step towards the convergence of our telecommunications services and satisfies the needs of a common profile of our pre-paid customers who use a mobile phone to receive calls and public telephones to make calls. We have made aggressive service offerings in order to promote and stimulate the use of the “Oi Cartão Total,” including bonus minutes for calls made by our pre-paid customers.

Oi sells pre-paid cards in Region I in minimum denominations of R$1.00 and permits its pre-paid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. Oi regularly launches various packages designed to incentivize the purchase and use of credits by its pre-paid customers.

In connection with our strategy of selling pre-paid service packages, Oi continues to develop new sales channels in order to increase market penetration and reduce sales costs, including selling SIM cards in small retail shops (newsstands, drugstores and supermarkets, among others). Since 2006, Oi has pursued a strategy under which we do not subsidize the purchase of mobile handsets in connection with our acquisition and retention of pre-paid customers in the retail consumer segment. Brasil Telecom Mobile adopted a similar strategy in 2009.

Brasil Telecom offers “Pula-Pula” subscriptions to its pre-paid customers which allow these customers to receive bonus minutes with each purchase of additional credits. In addition, Brasil Telecom launched “Crédito Especial,” a service which provides the customer with an emergency credit of R$3.00 for the price of R$0.60 payable when the customer adds credit to the customer’s account.

In 2009, as part of our program to converge Brasil Telecom’s offers with ours, we began offering Oi Ligadores and Oi Cartão Total in Region II.

Post-Paid Customers

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include mailbox, caller ID, conference, call forwarding, calls on hold and special services, including Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps.

The GPRS and EDGE services we include in our post-paid plans are available to customers with advanced mobile handset models. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is another service and content channel available to our post-paid plan customers. Some of its features include sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

Under our authorizations to provide personal mobile services, Oi and Brasil Telecom Mobile are required to offer basic post-paid mobile plans that include activation charges, monthly subscription rates and charges for local calls. As of December 31, 2008, less than 1.0% of our mobile customers subscribed to our basic post-paid plan and 1.7% of Brasil Telecom Mobile’s customers subscribed to its basic post-paid plan. In addition to the basic plan, we offer a variety of alternative post-paid plans that are that are designed to meet our customers’ usage profiles.

Oi offers (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers; (2) family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals; (3) budget plans which permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed other than calls made using a pre-paid card, and (4) 3G plans providing data transmission at speeds from 300kbps to 1Mbps.

Brasil Telecom Mobile offers similar post-paid mobile plans, other than the family plans. Under our authorization from ANATEL to complete the Brasil Telecom Transaction, we are required to offer the same plans to Brasil Telecom Mobile’s customers by December 31, 2009.

Roaming

Oi has roaming agreements with Brasil Telecom Mobile, Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing its customers with automatic access to roaming services when traveling outside of Regions I and III in areas of Brazil where mobile telecommunications services are available on the GSM standard. Brasil Telecom Mobile has roaming agreements with Oi, CBTC and Sercomtel, providing its customers with automatic access to roaming services when traveling outside of Region II in areas of Brazil where mobile telecommunications services are available on the GSM standard.

We generate revenues from roaming when one of our mobile subscribers receives a call while at a location outside the sector that includes their home registration area. In addition, we generate revenues when a subscriber of another mobile services provider places a call from a location that is outside the coverage area of its mobile services provider and the call is originated on our mobile networks. Conversely, when one of our mobile subscribers places a call from outside of Brazil, we pay the applicable roaming rate to the mobile services provider on whose network the call originated.

3G Broadband Services

In 2007, we and Brasil Telecom were granted authorizations and the related frequency licenses by ANATEL to offer 3G mobile services in our respective service areas. The deployment of our 3G networks allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2008, Oi had launched 3G services in a total of 52 municipalities, including the 16 state capitals in Region I, and Brasil Telecom had launched 3G services in a total of 49 municipalities, including the Federal District and the nine state capitals in Region II. As of December 31, 2008, Oi and Brasil Telecom had approximately 31,300 and 100,900 3G mobile broadband customers, respectively.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region I under the brand name “Oi Velox” and Region II under the brand name “Turbo.” As of December 31, 2008, we offered broadband services in 451 municipalities in Region I, and Brasil Telecom offered broadband services in 1,546 municipalities in Region II. As of December 31, 2008, we had 2.0 million ADSL customers, and Brasil Telecom had 1.8 million ADSL customers.

ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line, which, in turn, is connected to Digital Subscriber Line Access Multiplexer, or DSLAM, equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

As of December 31, 2008, we had upgraded approximately 49% of our fixed-line network, and Brasil Telecom had upgraded approximately 38.8% of its fixed-line network, to enable these portions of our networks to support ADSL2+. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services though our Turbo 2.0 service and IP Television, which we refer to as IP TV, a television service that is based on broadband internet access.

We charge monthly fees to our broadband users that choose Oi Internet, iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose Oi Internet, iBest or iG as their ISP for dial-up internet access. As of December 31, 2008, Oi Internet had 3.5 million registered dial-up users and iBest and iG had an aggregate of approximately 4.0 million registered dial-up users. In the beginning of 2007, Brasil Telecom launched a flat-fee dial-up service, called “Internet Toda Hora” (“Internet all the time”) under which Brasil Telecom’s fixed-line subscribers can access the internet through dial-up connections during evening and weekend hours for a flat fee without using the local minutes that they purchase under their fixed-line plans.

Commercial Data Transmission Services

We provide a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunications services providers, ISPs and corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•

Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, under which we lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

•

Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to other telecommunications services providers, ISPs and corporate customers for use in private networks that link different corporate websites.

•

IP services which consist of dedicated private lines and dial-up internet access which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks.

•	Frame relay services which we provide to our corporate customers to allow them to transmit data using protocols based on direct use of our transmission lines, enabling the creation of VPNs.

We provide these data transmission services using service network platforms in Regions I and II and our nationwide fiber optic cable network and microwave links.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunications services packages to our customers.

In addition, we provide services at our six cyber data center services located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems. We acquired these centers as part of our acquisition of control of Brasil Telecom.

As part of our acquisition of control of Brasil Telecom, we also acquired Brasil Telecom’s submarine fiber optic network, which connects Brazil with the United States, Bermuda and Venezuela. Through this network, we offer international data transportation services, primarily leased lines to other telecommunications services providers.

Network Usage Services (Interconnection Service)

All telecommunications services providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

Use of Our Local Fixed-Line Networks

We are authorized to charge for the use of our local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line networks in Regions I and II that originate on the networks of other local fixed-line, mobile and long-distance service providers, and (2) all long-distance calls originated on our local fixed-line networks in Regions I and II that are carried by other long-distance service providers.

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our local fixed-line, mobile or long-distance networks, or (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance network.

In addition, we charge network usage fees to long-distance service providers and operators of trunking services that connect switching stations to our local fixed-line networks.

Use of Our Long-Distance Networks

We are authorized to charge for the use of our long-distance network on a per-minute basis for all calls that travel through a portion of our long-distance networks for which the caller has not selected us as the long-distance provider. Conversely, other long-distance service providers charge us interconnection fees on a per-minute basis for all calls that travel through a portion their long-distance networks for which the caller has selected us as the long-distance provider.

Use of Our Mobile Networks

We are authorized to charge for the use of our mobile networks on a per-minute basis for all calls terminated on our mobile networks that originate on the networks of other local fixed-line, mobile and long-distance service providers. Conversely, other mobile services providers charge us interconnection fees to terminate calls on their mobile networks that are originated on our local fixed-line, mobile or long-distance networks.

Traffic Transportation Services

Long-distance and mobile services providers may avoid paying long-distance network usage charges to us by establishing an interconnection to our local fixed-line networks. In order to retain these customers of our long-distance services, we offer a long-distance usage service, called national transportation, under which we provide discounts to our long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider.

We also offer international telecommunications service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig. We charge international telecommunications service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Public Telephone Services

We own and operate public telephones throughout Region I and Region II. As of December 31, 2008, we had approximately 576,900 public telephones in service and Brasil Telecom had approximately 227,900 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects— Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable.”

Value-Added Services

Value-added services include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), SMS subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Advanced Voice Services

We provide advanced voice services to our corporate customers, mainly 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services.

iG Internet Portal

Brasil Telecom operates an internet portal under the brand name “iG” that was the second largest internet portal in Brazil in terms of the number of unique visitors in 2008 according to Ibope/NetRatings. In 2008, iG was visited by 13.3 million unique visitors, and as of December 31, 2008, iG had approximately two million registered subscribers and hosted 7.5 million e-mail accounts. iG has launched several collaborative tools like blogs, chat, photo album, video player and an online dating service, and has developed new channels that promote the creation and distribution of content created by the user. Brasil Telecom has entered into an agreement with Google that allows iG to offer e-mail services using Gmail’s platform and use Google’s search engine throughout the portal. Brasil Telecom has entered into agreements under which it is licensed to distribute a variety of content through the iG portal, such as entertainment, news, sports and education, including an agreement to launch the “Second Life” game in Brazil. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

Subscription Television Services

We provide subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais. We use a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows us to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “— Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Rate Regulation,” “— Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Personal Mobile Services Rate Regulation,” “—Regulation of the Brazilian Telecommunications Industry— Interconnection Regulations,” and “—Regulation of the Brazilian Telecommunications Industry—Regulation of Data Transmission and Internet Services.”

Local Fixed-Line Rates

Local Rates

Our revenues from local fixed-line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk line customer.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2008, 54.0% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan, and 48.7% of Brasil Telecom’s fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. The monthly subscription fee for the Basic Plan per Minute includes the use of 200 local minutes per month by residential customers and 150 local minutes per month by commercial customers and trunk line customers. The monthly subscription fee for the Mandatory Alternative Service Plan includes the use of 400 local minutes per month by residential customers and 360 local minutes per month by commercial customers and trunk line customers. We only deduct two local minutes from a Basic Plan per Minute customer’s monthly allotment and four minutes from a

Mandatory Alternative Service Plan customer’s monthly allotment for each local call made, regardless of the duration of the call, during the following off-peak hours: Monday through Friday between midnight and 6 a.m.; Saturdays between midnight and 6 a.m. and between 2 p.m. and midnight; and any time on Sundays and Brazilian holidays. If the minute limits are exceeded, customers will incur additional metered-minute charges, the prices of which vary depending on whether the customer is a Basic Plan per Minute subscriber or a Mandatory Alternative Service Plan subscriber. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of the plan to our customers. In general, ANATEL does not object to the terms of these plans. As of December 31, 2008, 46.2% of our fixed-line customers and 51.3% of Brasil Telecom’s fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls based on the period of use; the charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, our new concession agreements established a per-minute billing system for local fixed-line telecommunications services, which we implemented by July 2007. In localities where we have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities, we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates we are authorized to charge for our basic service plans. ANATEL decreased the rates we may charge by an average of 0.51% as of July 13, 2006 and increased these rates by an average of 1.83% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL decreased the rates Brasil Telecom may charge by an average of 0.43% as of July 13, 2006, and increased these rates by an average of 2.14% as of July 20, 2007 and 3.01% as of July 24, 2008. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under our Basic Plan per Minute and Brasil Telecom’s Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2006	2007	2008
	(in reais)
Telemar:
Basic Plan per Minute (residential)	27.29	27.78	28.54
Basic Plan per Minute (commercial)	45.72	46.56	47.84
Basic Plan per Minute (trunk lines)	45.72	46.56	47.84
Brasil Telecom:
Basic Plan per Minute (residential)	27.28	27.86	28.69
Basic Plan per Minute (commercial)	40.36	41.23	42.48
Basic Plan per Minute (trunk lines)	39.98	40.85	42.09

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Local Fixed Line-to-Mobile Rates

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call.

VC1 rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum VC1 rates we are authorized to charge. In 2006 ANATEL did not change the maximum VC1 rate we or Brasil Telecom were authorized to charge. ANATEL authorized us to increase our VC1 rates by an average of 2.88% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL authorized Brasil Telecom to increase its VC1 rates by an average of 3.34% as of July 20, 2007 and 3.03% as of July 24, 2008. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute rates that we and Brasil Telecom charged for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2006	2007	2008
	(in reais)
Telemar	0.48	0.49	0.51
Brasil Telecom	0.48	0.50	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed Line

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates we are authorized to charge. ANATEL decreased these rates by an average of 2.86% as of July 13, 2006 and increased these rates by an average of 1.83% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL decreased the rates Brasil Telecom may charge by an average of 2.77% as of July 13, 2006 and increased these rates by an average of 2.14% as of July 20, 2007 and 3.01% as of July 24, 2008. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates charged per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) by our company and Brasil Telecom during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2006	2007	2008
	(in reais)
Telemar:
0 to 50 km	0.22	0.23	0.20
50 to 100 km	0.28	0.31	0.32
100 to 300 km	0.31	0.33	0.37
Over 300 km	0.36	0.38	0.41
Brasil Telecom:
0 to 50 km	0.22	0.24	0.24
50 to 100 km	0.31	0.33	0.35
100 to 300 km	0.35	0.35	0.36
Over 300 km	0.36	0.36	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectoral long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectoral long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized us to increase our VC2 and VC3 rates by an average of 7.99% as of March 20, 2006, 2.88% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL authorized Brasil Telecom to increase its VC2 and VC3 rates by an average of 7.99% as of July 27, 2006, 3.29% as of July 18, 2007 and 3.01% as of July 23, 2008.

The following table sets forth the average rates that we and Brasil Telecom charged per minute for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2006	2007	2008
	(in reais)
Telemar:
VC2	1.02	1.06	1.09
VC3	1.16	1.20	1.24
Brasil Telecom:
VC2	1.04	1.08	1.11
VC3	1.19	1.23	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Rates

Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

Our revenues from mobile services consist mainly of charges for local and long-distance calls paid by our pre-paid and post-paid mobile subscribers and monthly subscription charges paid by our post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber’s service plan. If one of our mobile subscribers places or receives a call from a location outside of his or her home registration area, we are permitted to charge that customer the applicable roaming rate.

Under ANATEL regulations, Oi and Brasil Telecom Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2008, less than 1.0% of our mobile customers subscribed to our basic post-paid plan and less than 1.0% of our mobile customers subscribed to our basic pre-paid plan. As of that date, 1.7% of Brasil Telecom Mobile’s customers subscribed to its basic post-paid plan and less than 1.0% of Brasil Telecom Mobile’s customers subscribed to its basic pre-paid plan.

Under the basic post-paid service plan, customers pay monthly subscription charges (which include a specified number of usage minutes) and pay fees based on usage of excess minutes that were not included in the monthly subscription charge. Under the basic pre-paid service plan, customers pay only a one-time activation charges well as charges for the minutes that they use. The rates for the applicable services under these plans (e.g., activation charges, monthly subscription charges, charges for local and long-distance calls and roaming charges) were approved by ANATEL at the time that the plans were authorized.

We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, based on the length of the call. As with local fixed-line services, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of the plan to our customers. In general, ANATEL does not object to the terms of these plans. As of December 31, 2008, substantially all of our and Brasil Telecom’s post-paid and pre-paid customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 3.20% in 2006, 3.17% in 2007 and 6.56% in 2008.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line networks;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line networks;

•	mobile services providers to complete calls terminating on our local fixed-line networks; and

•	other fixed-line service providers for local fixed-line calls that originate on their local fixed-line networks and terminate on our local fixed-line networks.

TU-RL rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

Charges for the use of our local fixed-line network to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of our network exceeds 55% of the total traffic registered between our network and the network of the other telecommunications service provider.

On January 1, 2006, our TU-RL rate was reduced to 50% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. See “— Local Fixed-Line Rates — Local Rates.” On January 1, 2007, our TU-RL rate was reduced to 40% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Telemar’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.028 per minute, and Brasil Telecom’s TU-RL rate during peak hours is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until 2010.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call. On January 1, 2006, our TU-RIU rate was reduced to 30% of our domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “— Domestic long-distance rates — Fixed line-to-fixed-line.” As of the date of this annual report, Telemar’s TU-RIU rate during peak hours is R$0.12 per minute, and Brasil Telecom’s TU-RIU rate during peak hours is R$0.12 per minute.

The following table sets forth the average per-minute rates we and Brasil Telecom charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2006	2007	2008
	(in reais)
Telemar:
TU-RL	0.034	0.027	0.028
TU-RIU	0.102	0.079	0.083
Brasil Telecom:
TU-RL	0.037	0.030	0.031
TU-RIU	0.081	0.083	0.087

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on our mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge based on the provisional VU-M rates.

An initial decision approving these provisional rates was rendered in September 2007, but an appeal remains pending before ANATEL’s council of directors. We cannot predict whether the final interconnection rates established by ANATEL will be equivalent to those currently applied by us. We and the other mobile services providers negotiate provisional agreements each year to establish rate increases for the VU-M charged by the mobile services providers, subject to a final decision of ANATEL in the arbitration regarding the initial provisional VU-M charges established by ANATEL.

In March 2006, a provisional agreement among the incumbent fixed-line service providers (i.e., Telemar, Brasil Telecom and Telesp) and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that increased the VU-M rate for calls terminated on a mobile services provider’s network by 4.5% over the previously existing VU-M rate.

In July 2007, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC Telecom and Sercomtel, and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that provided for an annual increase of the VU-M rates of 1.97143% for calls terminated in Region I, and an annual increase of the VU-M rates of 2.25356% for calls terminated in Region II or Region III.

In July 2008, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC Telecom and Sercomtel, and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that established an average increase in the VU-M rates of 2%, and provided that the VU-M rates would be increased by an amount equal to 68.5% multiplied by the percentage increase in VC1 approved by ANATEL in 2008.

Until June 2006, charges for the use of our mobile network in connection with local calls originating from another fixed-line or mobile telecommunications service provider were only billed and due when usage of our network exceeded 55% of the total traffic registered between our network and the network of such other telecommunications service provider. In July 2006, the full billing system was adopted under which (1) we are permitted to charge for the use of our mobile networks based on the volume of traffic originated on the fixed-line or mobile network of other telecommunications service providers that terminates on our mobile networks, and (2) we are required to pay other mobile telecommunications service providers based on the volume of traffic originated on our fixed-line or mobile networks that terminates on their mobile networks.

The following table sets forth the average per-minute VU-M rates that we and Brasil Telecom charged during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2006	2007	2008
	(in reais)
Telemar	0.40	0.40	0.41
Brasil Telecom	0.40	0.41	0.42

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at a variety of download speeds at prices that vary depending on the download speeds.

A significant portion of our revenues from commercial data transmission services are primarily generated by monthly charges for EILD services and dedicated line services, which are based on contractual arrangements for the use of part of our network. Under ANATEL regulations, because Telemar and Brasil Telecom are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreement. We are allowed to increase these rates on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Our revenue from IP services is based on the number of data ports to which the customer is granted access. Our revenue from frame relay services consists mainly of charges for access to the data transmission network and metered service charges based on the amount of data transmitted. Such services are offered as pay-per-use or volume-based packages. Our revenue from cyber data center services is generally based on contractual arrangements that are tailored to the specific services provided.

Marketing

In 2008, we incurred R$491 million in marketing expenses, primarily to: (1) solidify our strategy of marketing all of our integrated services (fixed-line, mobile and broadband) under the “Oi” brand name; (2) launch new services, including “Oi Velox 3G” (mobile broadband) for high-speed access to the internet on our mobile network, “Oi Controle” for mobile customers seeking a fixed monthly rate for a fixed number of minutes in order to limit costs, and “Oi Fixo Controle” and “Oi Fixo Economia” for fixed-line services directed towards low-income customers; (3) introduce the “Oi” brand in the State of São Paulo; (4) promote our mobile telecommunications services through specific marketing campaigns targeting certain market segments, such as pre-paid retail customers and corporate customers; and (5) maintain a strong base of fixed-lines in service.

Throughout 2008, we continued to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. We also continued to reinforce our strategy of selling SIM cards individually, separate from mobile handsets, to acquire new pre-paid customers and retain existing ones. Beginning in February 2008, ANATEL regulations have required mobile services providers to unblock the mobile handsets of their customers, permitting mobile users to choose a different service provider than the handset supplier. The unblocking of mobile handsets has favored our strategy of selling SIM cards on a stand-alone basis. During 2008, sales of unblocked mobile phones by retail stores have been increasing, and in 2008, we maintained 160 permanent locations in Region I to unblock competitors’ mobile phones.

Our most successful new services offered to the public in 2008 were the granting of bonus minutes for calls made within our network (between our customers) by our “Oi Ligadores” pre-paid customers and the launch of “Oi Fixo Controle,” a budget plan under which a subscriber purchases a fixed number of local minutes for calls to a fixed-line telephone or for a dial-up internet connection, which allowed us to further leverage our fixed-line and mobile services in Region I. Additionally, we successfully launched the “Oi” brand in the State of São Paulo by coordinating the launch with our campaign to unblock mobile phones. To facilitate the launch, we set up 250 permanent and 35 temporary locations to unblock phones in the city of São Paulo and elsewhere throughout the State of São Paulo, which resulted in the activation of approximately two million mobile service accounts within 90 days after the launch.

In 2008, Brasil Telecom incurred R$178 million in marketing expenses, primarily to promote the cost savings available through its bundled service plans and diversify its sales efforts. As a result and in line with our plans to integrate Brasil Telecom’s marketing efforts with ours, Brasil Telecom has recently adopted a strategy of selling SIM cards on a stand-alone basis to acquire new pre-paid customers and retain existing ones.

We use a broad range of marketing channels, including television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance and broadband services. We also sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows, theatrical performances and popular music concerts. The goal of our marketing initiatives is to increase brand awareness in our targeted customer base and expand the use of our distribution channels.

We target our marketing efforts on three separate segments of the telecommunications services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Retail Customers

We market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services and dial-up internet access to retail customers. The retail marketing segment generated approximately 54% of our gross operating revenues in 2008. Our principal distribution channels in the retail segment in 2008 were:

•

telemarketing, which accounted for approximately 76% of our sales of fixed-line plans and 67% of our sales of broadband service subscriptions in 2008. Our telemarketing sales channel consists of approximately 2,500 sales representatives that answer more than two million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•

40 exclusive agents with 1,500 salespeople trained to sell our services door-to-door in Region I in places where customers generally are not reachable by telemarketing. This channel accounted for approximately 20% of our sales of fixed-line plans in 2008.

•	approximately 2,000 retail stores through which we primarily sell SIM cards and pre-paid mobile cards. This channel accounted for approximately 35% of our sales of SIM cards in 2008.

•

approximately 250,000 drug stores, supermarkets, newsstands and similar outlets through which we primarily sell SIM cards and pre-paid mobile cards. This channel accounted for approximately 60% of our sales of SIM cards in 2008.

Although Brasil Telecom has not historically segmented the telecommunications market in connection with its marketing and promotional activities in the same way as we have, Brasil Telecom has generally sold its services in the retail market segment through similar distribution channels. However, we have placed greater emphasis on drug stores, supermarkets, newsstands and similar outlets because we believe that these channels enable us to achieve broad distribution of our pre-paid services with relatively low distribution costs. We have begun to integrate Brasil Telecom’s marketing efforts with ours and expect to finalize this integration during 2009 and to expand Brasil Telecom’s use of these distribution channels as part of this integration effort. Brasil Telecom’s principal distribution channels in the retail segment in 2008 were:

•

telemarketing, which accounted for approximately 70% of Brasil Telecom’s sales of fixed-line plans, 63% of Brasil Telecom’s sales of broadband services subscriptions and 21% of Brasil Telecom’s sales of post-paid mobile plans in 2008. Brasil Telecom’s telemarketing sales channel consists of approximately 1,100 sales representatives that answer more than 500,000 calls per month.

•

94 exclusive agents with 497 salespeople trained to sell Brasil Telecom’s services door-to-door in Region II in places where customers generally are not reachable by telemarketing. This channel accounted for approximately 17% of Brasil Telecom’s sales of fixed-line plans, 14% of Brasil Telecom’s sales of broadband services and 6% of Brasil Telecom’s sales of pre-paid mobile plans in 2008.

•

approximately 2,200 large and small retail stores through which Brasil Telecom primarily sells SIM cards, pre-paid mobile cards and post-paid mobile plans. This channel accounted for approximately 53% of Brasil Telecom’s sales of pre-paid mobile plans and 4% of Brasil Telecom’s sales of post-paid mobile plans in 2008.

High-Value Residential Customers and Medium and Small Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services and long-distance services to high-value residential customers and medium and small commercial customers. This marketing segment generated approximately 28% of our gross operating revenues in 2008. Our principal distribution channels in this marketing segment in 2008 were:

•	our telemarketing channel described above, which accounted for approximately 76% of our sales of fixed-line plans and 67% of our sales of broadband service subscriptions in 2008.

•

234 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Regions I and III that are focused on sales of higher value-added services (post-paid mobile plans and broadband services). This channel accounted for approximately 28% of our sales of post-paid mobile plans in 2008.

•	direct sales campaigns in facilities of large companies and organizations.

•

470 multi-brand mobile services stores through which we primarily sell post-paid mobile plans and SIM cards. This channel accounted for approximately 24% of our sales of post-paid mobile plans in 2008.

•	a network comprised of approximately 417 non-exclusive commissioned sales agents dedicated mainly to marketing to small- and medium-sized commercial customers.

Brasil Telecom has generally sold its services to high-value residential customers through the same distribution channels as we have, although Brasil Telecom has not historically engaged in direct sales campaigns at the facilities of large companies and organizations and has marketed to small- and medium-sized commercial customers as part of its marketing efforts focused on commercial customers generally. Brasil Telecom’s principal distribution channels in the high-value residential customer and small- and medium-sized commercial customer segment in 2008 were:

•

Brasil Telecom’s telemarketing channel described above, which accounted for approximately 70% of Brasil Telecom’s sales of fixed-line plans, 63% of Brasil Telecom’s sales of broadband services subscriptions and 21% of Brasil Telecom’s sales of post-paid mobile plans in 2008.

•

72 exclusive “Brasil Telecom” service stores and kiosks located in the largest shopping malls and other high density areas throughout Region II that are focused on sales of higher value-added services (fixed-line, mobile and broadband services). This channel accounted for approximately 5.2% of Brasil Telecom’s sales broadband services subscriptions, 15% of Brasil Telecom’s sales of post-paid mobile plans and 8% of Brasil Telecom’s sales of pre-paid mobile cards in 2008.

•

735 multi-brand mobile services stores through which Brasil Telecom primarily sells post-paid mobile plans, SIM cards and pre-paid mobile cards. This channel accounted for approximately 16% of Brasil Telecom’s sales of broadband services subscriptions, 29% of Brasil Telecom’s sales of post-paid mobile plans and 33% of Brasil Telecom’s sales of pre-paid mobile plans in 2008.

Large Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services and commercial data transmission services to large commercial customers. This marketing segment generated approximately 9% of our gross operating revenues in 2008. Our principal distribution channels in this marketing segment in 2008 were our direct sales force. Brasil Telecom has generally sold its services to commercial customers of all sizes through a direct sales force.

Billing and Collection

Fixed-Line Telephone Services

We send each of our fixed-line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. We have agreements with several banks and other vendors, such as drugstores, lottery houses and government agencies, for the receipt and processing of payments from our customers.

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our networks that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for use of our networks.

Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2008, 9.4% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 4.6% were outstanding for more than 90 days, as compared to 10.3% and 6.4%, respectively, at December 31, 2007. At December 31, 2008, 37.5% of all accounts receivable due from Brasil Telecom’s fixed-line customers were outstanding for more than 30 days and 17.7% were outstanding for more than 90 days, as compared to 36.7% and 27.2%, respectively, at December 31, 2007.

ANATEL regulations permit us to restrict outgoing calls made by a fixed-line customer when the customer’s account is more than 31 days past due, restrict incoming calls received by a fixed-line customer when the customer’s account is more than 61 days past due, and disconnect a fixed-line customer when the customer’s account is more than 91 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed-line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “— Fixed-line telephone services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges.

Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2008, 8.2% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 6.5% were outstanding for more than 90 days, as compared to 7.4% and 7.6%, respectively, at December 31, 2007. At December 31, 2008, 48.8% of all accounts receivable due from Brasil Telecom’s mobile customers were outstanding for more than 30 days and 32.8% were outstanding for more than 90 days, as compared to 58.8% and 45.3%, respectively, at December 31, 2007.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 75 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management which is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our network is comprised of a physical and logical infrastructure through which we provide fully integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources.

Telemar and Oi monitor their networks remotely from our centralized national network operations center in Rio de Janeiro. Brasil Telecom monitors its networks remotely from its centralized national network operations center in Florianópolis. Network operating and configuration platforms, located at the network operations centers, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Fixed-Line Network

Our fixed-line network includes a network of access lines connecting customers to digital exchanges, digital exchanges, trunk lines connecting digital exchanges and long-distance transmission equipment. As of December 31, 2008, our access network served approximately 13.9 million fixed-line subscribers and approximately 2.0 million ADSL subscribers, and the access network of Brasil Telecom served approximately 8.1 million fixed-line subscribers and approximately 1.8 million ADSL subscribers. As of December 31, 2008, we provided ADSL services in 451 municipalities and Brasil Telecom provided ADSL services in 1,546 municipalities.

During 2008, the number of installed access lines in our fixed-line network declined by 1.2 million lines as a result of the disconnection of analog terminals in order to reduce network maintenance costs, and our total access lines in service declined by approximately 246,000 lines as a result of customer migration to mobile and broadband networks. During 2008, the number of installed access lines in Brasil Telecom’s fixed-line network declined by approximately 400,000 lines as a result of the disconnection of analog terminals in order to reduce network maintenance costs.

In 2008, we provided fixed-line services at 1,970 new localities (localidades), which are governmental administrative units into which municipalities are divided, 1,562 of which were provided with group access (public telephone services) and 408 of which were provided with individual access (residential telephone service), and we visited more than 7,500 localities to confirm data on our record of localities. In 2008, Brasil Telecom provided fixed-line services at 100 new localities, 65 of which were provided with group access and 35 of which were provided with individual access, and Brasil Telecom visited more than 478 localities to confirm data on its record of localities. As of December 31, 2008, we offered fixed-line services in approximately 24,000 localities, either with individual or group access, and Brasil Telecom offered fixed-line services in approximately 8,909 localities, either with individual or group access.

The following table sets forth selected information about our fixed-line network as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2006	2007	2008
Telemar:
Installed access lines (in millions)	17.1	16.5	17.7
Access lines in service (in millions)	14.4	14.2	13.9
Public telephones in service (in thousands)	577.1	583.8	576.9
Broadband access lines in service (in thousands)	1,128.0	1,518.0	1,965.1
Brasil Telecom:
Installed access lines (in millions)	10.4	10.8	10.4
Access lines in service (in millions)	8.4	8.0	8.1
Public telephones in service (in thousands)	277.9	281.8	277.9
Broadband access lines in service (in thousands)	1,317.7	1,567.8	1,805.5

Our fixed-line network is fully digitalized. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including pre-paid and toll-free services.

Our long-distance network consists of fiber-optic cable networks and microwave links that we use to provide long-distance services within Regions I and II. We have extended long-distance fiber optic networks that connect the state capitals in Region I, other than Manaus, Boa Vista, and Macapá (located in the States of Amazonas, Roraima and Amapá, respectively), the state capitals of Region II and the Federal District. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Manaus, Boa Vista, and Macapá are served by our satellite network.

Our long-distance network is modern, has an infrastructure prepared to support a capacity of 400 Gbps and is equipped with an automatic control system that provides for a high level of availability and flexibility for configuration and provisioning. Our transmission infrastructure has the capacity to accommodate our customers’ demand for long-distance, internet and data transmission services and other telecommunications service providers’ demand for transmission facilities.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2008, our satellite network covered approximately 3,000 localities in ten states and provided voice and data services to approximately 4.5 million persons and approximately 650,000 terminals.

In 2000, we began the implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Salvador and Rio de Janeiro (located in the States of Amazonas, Roraima, Amapá, Pará, Bahia and Rio de Janeiro, respectively). This satellite network uses digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the States of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Region I.

We and Hispamar Ltda., a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), or Hispamar, invested nearly R$1.0 billion in the construction of the Amazonas I satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, we entered into an agreement with Hispamar that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 W, C band, and we acquired a minority equity stake in Hispamar. The Amazonas I satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas I satellite provides both C and Ku bands and on-board switching. The launch of the Amazonas I satellite has put Hispamar into direct competition for satellite services with StarOne S.A., a subsidiary of Embratel.

We lease transponders from:

•	Hispamar with 754 MHz of capacity in the C band on the Amazonas I satellite to provide voice and data services through 351 remote switches covering 204 municipalities;

•	Hispamar with 83 Mhz of capacity in the Ku band on the Amazonas I satellite to provide voice and data services to approximately 2,340 localities;

•	Intelsat Satellite with 213 MHz of capacity in the C band on the IA@8 satellite to provide voice and data services between five existing gateway switches;

•

Intelsat Satellite with 144 MHz of capacity in the C band on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

•	Intelsat Satellite with 72 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

In 2005, we started to operate a satellite platform operating in the Ku band that is comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite technology and a control solution through Next Generation Networking.

Mobile Network

Our mobile networks are GPRS based networks. We offer GPRS/EDGE technology for data and 1,800/900 MHz for voice. We have GPRS coverage in 100% of the localities covered and EDGE in all capitals of the states in our service areas, other than Aracajú, Maceió, João Pessoa and Natal (located in the States of Sergipe, Alagoas, Paraíba and Rio Grande do Norte, respectively). Our mobile networks have unique data cores that are fully integrated with our fixed-line data networks.

As of December 31, 2008, our mobile network, consisting of 5,025 active radio base stations, covered 1,119 municipalities, or more than 81.9% of the urban population in Region I, and covered 152 municipalities in Region III, or 78.9% of the urban population in that region. As of December 31, 2008, Brasil Telecom’s mobile network, consisting of 2,874 active radio base stations, covered 1,015 municipalities, or 90.0% of the urban population in Region II.

With the acquisition of new radio frequencies and the authorization to provide 3G services in Region I, we started the implementation process for our new 3G network, which was present in 14 states in Region I as of December 31, 2008. As of December 31, 2008, we had 31,000 3G customers in Region I. This project is designed to provide the necessary capacity for up to 341,000 customers and includes the installation of 1,504 active radio base stations, Node-Bs and systems provided by Huawei and Nokia. This project also involves the connection of 15 3G control units and the expansion of our data and network transmission.

With the acquisition of new radio frequencies and the authorization to provide 3G services in Region II, Brasil Telecom started the implementation process for its new 3G network. This project is designed to provide the necessary capacity for up to 120,000 customers and includes the installation of 1,418 active radio base stations, Node-Bs and systems provided by Ericsson and Nokia. This project also involves the connection of 19 3G control units and the expansion of its data and network transmission.

We commenced offering 2G services in Region III in October 2008 and commenced offering 3G services in Region III in April 2009. We currently offer 2G services in 54 municipalities within the metropolitan area of São Paulo and in 155 municipalities in the interior of the State of São Paulo. We currently offer 3G services in 17 municipalities within the metropolitan area of São Paulo and in 35 municipalities in the interior of the State of São Paulo. Upon completion of the implementation of our 3G network, we expect to offer 3G services in 38 municipalities of São Paulo’s metropolitan area and in 61 municipalities in the interior of the State of São Paulo. Our 2G network in Region III currently has the capacity to serve up to 5.8 million mobile customers, and our 3G network in Region III currently has the capacity to serve up to 180,000 mobile customers.

Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

Our broadband network uses ADSL as a broadband access technology using our existing fixed-line networks with speeds of up to 8 Mbps (download) and 512 Kbps (upload). We are implementing DSLAMs/Ethernet technology on a significant portion of our networks to support ADSL2+ technologies that allow us to offer higher speed services. Brasil Telecom has implemented an address control and name resolution system for its IP networks with the objective of optimizing resources and improving the availability of internet access services.

We believe that we were one of the first telecommunications service providers in Latin America to implement Metro Ethernet technology for high-speed internet access. Metro Ethernet is a network that covers a metropolitan area to connect our subscribers to the internet. With the implementation of this technology, we are now able to provide IP TV, a television service that is based on broadband internet access. Brasil Telecom is also deploying a Metro Ethernet network, as well as fiber optic networks based on GPON technology together with VDSL2 for fiber to the building.

Our dial-up IP platform supports dial-up access from the fixed-line networks. We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated and dial-up services and VPN offerings. Our internet backbone connects to the public internet via international links that we maintain abroad. With these international links, we do not need to rely on other companies to connect our outbound internet traffic with the internet backbones of international ISPs.

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, network, with its fully integrated management system, provides:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 34 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL platforms.

These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

Call Center

In 2007, Brasil Telecom consolidated its call center structure by merging its 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). Brasil Telecom improved its customer relationship management system which integrates its systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact it has with its customers.

Competition

Our industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.”

Local Fixed-Line Services

In the local fixed-line telecommunications services market, competition is focused on corporate customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services for fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region I with 13.9 million fixed lines in service as of December 31, 2008 and an estimated market share of 83.9% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. Our principal competitor in Region I for fixed-line services is Embratel, which has an estimated market share of 13.8% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates.

Brasil Telecom is the leading provider of local fixed-line services in Region II with 8.1 million fixed lines in service as of December 31, 2008 and an estimated market share of 85.0% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. Our principal competitors in Region II for fixed-line services are (1) GVT, which has an estimated market share of 10.2% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates, and (2) Embratel, which has an estimated market share of 4.9% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates.

Embratel provides local fixed-line services to residential customers through the cable network owned by its affiliate Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Net has engaged in efforts to promote Embratel’s fixed-line service by offering free local fixed line service to its customers for a period of one year. Because this promotion is ongoing, we are unable to evaluate the number of our fixed-line customers that are served by Embratel through Net that will cancel their subscriptions with us when the promotional period ends. We expect competition from Embratel to increase as the cable network of Net expands through internal growth and as a result of acquisitions, such as its recently completed acquisition of Big TV.

We also expect competition from Embratel and GVT to increase in certain cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where they continue to expand their respective local fixed-line network.

TIM has entered the local fixed-line services market by offering fixed-line wireless services which, unlike traditional mobile services, only permit a subscriber to place and receive calls when in proximity to a single specified radio base station. These services allow TIM to offer fixed-line service without installing a network of fixed lines directly to the homes or businesses of their fixed-line customers.

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2008, there were 74 million mobile subscribers (including our mobile customers) in Region I, a 24.1% increase over December 31, 2007, and there were 39 million mobile subscribers (including Brasil Telecom’s mobile customers) in Region II, a 20.7% increase over December 31, 2007. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that number portability, which was implemented in Brazil between August 2008 and March 2009, may negatively affect our local fixed-line business, because it may allow our customers to overcome their general resistance to changing their fixed-line telephone numbers and thereby allow our competitors to attract these customers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2008, based on internal data and publicly available information, we were the leader in long-distance services provided to customers in Region I and Brasil Telecom was the leader in long-distance services provided to customers in Region II in terms of the volume of traffic from calls originated in these regions.

Our principal competitor for long-distance services originating on fixed-line telephones in Region I is Embratel, and our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region I with Embratel, Telesp, a subsidiary of Telefónica S.A., and TIM, and in Region II with Embratel, Telesp, TIM and GVT.

Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance tariffs and adversely affected our revenue from these services.

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.

New technologies that serve as an alternative to traditional fixed-line long-distance telephone calls, such as VoIP, may start to capture part of long-distance traffic. However, in contrast to what has occurred in other countries such as the United States, we do not expect to compete with VoIP providers in the near term due to (1) the low level of broadband penetration in Brazil due to the population’s relatively low per capita income, and (2) the expected adverse effect of the success of this technology on the long-distance call margins of Embratel, which is an affiliate of Net, the main service provider with the ability to offer alternatives through VoIP.

Mobile Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. According to IBGE, approximately 77% of the Brazilian population lived in areas with at least three mobile services providers in 2007. We expect the auction carried out by

ANATEL in September 2007 for additional radio frequency spectrum for use by mobile services providers to lead to even greater competition. As a result of the grant of these new radio frequency licenses, each region in Brazil will have at least four mobile services competitors.

We compete primarily with the following mobile services providers:

•	Vivo, which is a joint venture between Telefónica S.A. and Portugal Telecom S.A. and markets its services under the brand name “Vivo.” Vivo provides services throughout Brazil.

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM.” TIM provides services throughout Brazil.

•

Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex, and markets its services under the brand name “Claro.” Telecom Americas Group provides services throughout Brazil.

Of these competitors, Telecom Americas Group has been the most aggressive. Its strategy for gaining market share has included heavily subsidizing traffic and sales of mobile handsets. Vivo and TIM have been more conservative with respect to handset subsidies.

As of December 31, 2008, we had a market share of 30.4% of the total number of subscribers in Region I, followed by Vivo with 24.4%, TIM with 24.1% and Claro with 20.7%. According to information available from ANATEL, we captured 34.8% of all new mobile subscribers in Region I during 2008. As of December 31, 2008, Brasil Telecom had a market share of 14.4% of the total number of subscribers in Region II, ranking behind Vivo with 32.8%, Claro with 27.7% and TIM with 24.9%. According to information available from ANATEL, Brasil Telecom captured 20.1% of all new mobile subscribers in Region II during 2008. In October 2008, we launched our mobile services in Region III, which represents a new competitive environment for our company. In addition to enabling us to offer roaming services in São Paulo to our current subscribers in Region I, our entry into the Region III market offers us the opportunity to gain market share in one of the largest and most profitable mobile services markets in Brazil.

We believe that as the third entrant in the mobile services market in Region I, the fourth entrant in the mobile services market in Region II, and the fourth entrant in the mobile services market in Region III, our mobile business will benefit from number portability, which was implemented in Brazil between August 2008 and March 2009, because it may allow us to overcome the general resistance of long-time users (usually high-value customers) to changing their mobile telephone numbers and thereby allow us to attract these customers from our competitors.

Data Transmission Services

Cable television providers that offer broadband services, particularly Net, represent our principal competition in the broadband market. We face competition from these providers that offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers.

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets and, therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunications service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “— Regulation of the Brazilian Telecommunications Industry — Concessions and Authorizations.” We operate under:

•

16 concessions that were granted to Telemar to provide local fixed-line services in Region I (except for 57 municipalities in the State of Minas Gerais), and 10 concessions that were granted to Brasil Telecom to provide local fixed-line services in Region II (except for excluded areas in the States of Goiás, Mato Grosso do Sul and Paraná);

•

16 concessions that were granted to Telemar to provide domestic long-distance services in Region I (except for 57 municipalities in the State of Minas Gerais), and 10 concessions that were granted to Brasil Telecom to provide domestic long-distance services in Region II (except for excluded areas in the States of Goiás, Mato Grosso do Sul and Paraná);

•

authorizations that were granted to Oi to provide personal mobile services in Region I and Region III, and authorizations that were granted to Brasil Telecom Mobile to provide personal mobile services in Region II;

•

radio frequency licenses that were granted to Oi to provide 3G mobile services in Region I and Region III (except for 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas), and to Brasil Telecom Mobile to provide 3G mobile services in Region II;

•

authorizations that were granted to Telemar to provide local fixed-line services and domestic long-distance services in Region II, Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and to Brasil Telecom to provide local fixed-line services and domestic long-distance services in Region I, Region III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II;

•	authorizations that were granted to Telemar and Brasil Telecom to provide international long-distance services originating from any location in Brazil;

•	authorizations that were granted to Oi and Brasil Telecom to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

•	an authorization that was granted to Oi to provide DTH satellite television services throughout Brazil.

These concessions and authorizations allow us to provide specific services in designated geographic areas and set forth certain obligations with which we must comply.

Fixed-Line Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide fixed-line services in the Federal District and each of the states of Regions I and II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan on Universal Service;

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of the net operating revenues of each of Telemar and Brasil Telecom that are derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

These concession agreements required Telemar and Brasil Telecom to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace it with obligations to provide (1) transmission lines connecting the fiber-optic internet backbones of Telemar and Brasil Telecom to municipalities in their concession areas in which they did not provide internet service, which we refer to as backhaul, and (2) internet services in urban schools. Under these amendments, Telemar is obligated to set up backhaul in 2,800 municipalities and provide internet services to 31,700 urban schools in Region I, and Brasil Telecom is obligated to set up backhaul in 452 municipalities and provide internet services to 15,099 urban schools in Region II. Telemar and Brasil Telecom were each required to provide backhaul to 40% of these municipalities and internet services to 40% of these schools by December 12, 2008. However, our obligations to provide backhaul have been enjoined pending the outcome of a lawsuit seeking to classify the facilities that we construct to meet this obligation as property that is part of our concession and will therefore revert to the Brazilian government. Under the amendments, Telemar and Brasil Telecom are required to provide backhaul to 80% of these municipalities and internet services to 80% of these schools by December 31, 2009 and all of these municipalities and schools by December 31, 2010.

These concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “— Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Telemar and Brasil Telecom are discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendment to the General Plan on Universal Service that would (1) require the expansion of our fixed-line network to all municipalities with more than 30,000 inhabitants, (2) require us to provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, and (3) require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, which number may be reduced as a result of ongoing changes in ANATEL regulations decreasing the number of public telephones required per inhabitant. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide domestic long-distance services originating from the Federal District and each of the states of Regions I and II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for domestic long-distance services;

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of the net operating revenues of each of Telemar and Brasil Telecom that are derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

These concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Telemar and Brasil Telecom are discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice proposing new conditions and quality and universal service targets related to these concession agreements. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

We have entered into authorization agreements with ANATEL that govern the authorizations of Oi to provide personal mobile services in Regions I and III, and of Brasil Telecom Mobile to provide personal mobile services in Region II. These authorizations permit us to provide personal mobile services for an indeterminate period of time, but do not provide us with the right to use specific radio frequency spectrum.

We hold 11 licenses to use radio frequency spectrum in specific geographic regions, including licenses granted to Brasil Telecom Mobile. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of grant and are renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. Our radio frequency spectrum licenses expire between 2017 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations, as of the date of this annual report, we are required to:

•	service all municipalities in Region I with a population in excess of 100,000;

•	service all municipalities in Region II with a population in excess of 100,000;

•	service 50% of the urban area of the state capital of Region III, and at least 50% of the municipalities in Region III with a population in excess of 500,000;

•	service 80% of the urban area of the state capital of Region III and each municipality in Region III with a population in excess of 500,000 by April 30, 2010;

•	service 50% of the urban area of at least 50% of the municipalities in Region III with a population in excess of 200,000 by April 30, 2011;

•	service 80% of the urban area of all municipalities in Region III with a population in excess of 200,000 by April 30, 2012; and

•	service 80% of the urban area of all municipalities in Region III with a population in excess of 100,000 by April 30, 2013.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL.

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

3G Radio Frequency Licenses

We have been granted radio frequency licenses by ANATEL that govern the use by Oi of the frequencies necessary to provide 3G services in Regions I and III, and by Brasil Telecom Mobile of the frequencies necessary to provide 3G services in Region II. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. These licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are required to provide the following services in Regions I, II and III:

•	Region I:

•

service 290 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, with half of those municipalities serviced by April 30, 2009, which obligation we have satisfied, and the remaining municipalities serviced by April 30, 2010;

•	provide 3G service to all state capitals and municipalities with a population in excess of 500,000 by April 30, 2010;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 30,000 by April 30, 2013; and

•	provide 3G service to 370 municipalities with a population of less than 30,000 by April 30, 2016.

•	Region II:

•

service 168 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, with half of those municipalities serviced by April 30, 2009, which obligation we have satisfied, and the remaining municipalities serviced by April 30, 2010;

•	provide 3G service to all state capitals, the Federal District and all municipalities with a population in excess of 500,000 by April 30, 2010;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 100,000 and to 50% of the municipalities with a population in excess of 30,000 and less than 100,000 by April 30, 2013; and

•	provide 3G service to 60% of the municipalities with a population in excess of 30,000 by April 30, 2016; and

•	provide 3G service to 242 municipalities with a population of less than 30,000 by April 30, 2016.

•	Region III:

•

service the one municipality that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services by April 30, 2009, which obligation we have satisfied;

•	provide 3G service to the state capital and all municipalities with a population in excess of 500,000 by April 30, 2010;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 30,000 by April 30, 2013; and

•	provide 3G service to 69 municipalities with a population of less than 30,000 by April 30, 2014.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL.

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern Telemar’s authorizations to provide local fixed-line services in Regions II and III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorizations to provide local fixed-line services in Regions I and III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern Telemar’s authorizations to provide domestic long-distance services originating from Regions II and III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorizations to provide domestic long-distance services originating from Regions I and III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern the authorizations of Telemar and Brasil Telecom to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

In May 2003, ANATEL granted a Multimedia Communication Services authorization to Brasil Telecom together with the related spectrum license, permitting Brasil Telecom to provide high speed data service throughout Brazil.

In February 2006, ANATEL granted a Multimedia Communication Services authorization to Oi, together with the related spectrum license, permitting Oi to provide high speed data service throughout Brazil.

DTH Authorization Agreement

In November 2008, we entered into an authorization agreement with ANATEL that governs the use by Oi of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits us to provide DTH satellite television services for 15-years and is renewable for an additional 15 year term in exchange for a fee to be agreed upon between us and ANATEL.

Under this authorization, we are required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

Capital Expenditures and Investments

Our capital expenditures on property, plant and equipment and intangible assets were R$5,061 million in 2008, R$2,597 million in 2007 and R$2,382 million in 2006. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated, together with a reconciliation of capital expenditures to amounts shown in the company’s cash flow statement reflecting adjustments required under Law No. 11,638/07.

	Year Ended December 31,
	2006		2007		2008
	(in millions of reais)
Mobile network and systems	R$	680	R$	568	R$	2,520
Data transmission equipment		573		682		849
Voice transmission		582		515		767
Telecommunications services infrastructure		372		398		249
Information technology services		38		77		64
Other		82		195		194

Total capital expenditures		2,327		2,435		4,643

Accounting adjustment pursuant to Law No. 11,638/07		55		162		418

Total capital expenditures according to the cash flow statement		2,382		2,597		5,061

Our capital expenditures projects during 2006 through 2008 included the following:

•

We implemented the systems necessary for us to comply with ANATEL’s number portability requirements. This project was commenced in September 2007 and was completed in March 2009. The total cost of this project was R$535 million.

•

We implemented new hubs to operate satellite transmission services between Manaus and Rio de Janeiro through the Intelsat IS 10-02 satellite. This project provides 648 MHz of additional satellite transmission capacity to enable us to meet our universal service obligations in the north of Brazil. This project was completed in March 2009 at a total cost of R$24 million.

Additionally, our investments in interests in other companies were R$3,282 million in 2008, R$17 million in 2007 and R$4 million in 2006.

Acquisition of Paggo

On December 17, 2007, we purchased all of the shares issued by Paggo for the total amount of R$75 million, which we paid in a single installment on February 26, 2008.

2G Expansion in Region I

In December 2007, we acquired additional radio frequency licenses in 12 states of Region I in an auction conducted by ANATEL, which allows us to expand our 2G services in this region. The total cost of these licenses was R$11 million. In connection with the acquisition of these licenses, we have undertaken an expansion of our mobile network in Region I. This project includes the installation of 125 radio base stations and the related switching equipment, traffic transportation infrastructure and control systems and is designed to permit us to provide mobile services to as many as four million additional mobile services subscribers. This project was completed in December 2008 at a total cost of R$573 million.

Expansion of 2G Services into Region III

In December 2007, we acquired an authorization to provide 2G mobile services in Region III, comprising the State of São Paulo, and the related radio frequency licenses in an auction conducted by ANATEL This authorization has allowed us to commence providing 2G services in this region. The total cost of this authorization and the related licenses was R$121 million. We have undertaken a project to develop our mobile services network in Region III which we expect will allow us to offer 2G service in 38 municipalities within the metropolitan area of São Paulo and in 444 municipalities in the interior of the State of São Paulo. This project includes the installation of 1,907 radio base stations and the related switching equipment, traffic transportation infrastructure and control systems and is designed to permit us to provide mobile services as many as 2.9 million mobile services subscribers in Region III. This project was completed in February 2009 at a total cost of R$646 million.

Commencement of 3G Services in Regions I and III

In December 2007, we acquired radio frequency licenses in an auction conducted by ANATEL to provide 3G mobile services in six of the nine regions into which Brazil has been divided by ANATEL for purposes of providing 3G services. These licenses have allowed us to commence providing 3G services throughout Regions I and III. The total cost of these licenses was R$867 million. We have undertaken a project to develop our 3G network in Regions I and III. This project is designed to provide the necessary capacity for up to 341,000 customers and includes the installation of 1,504 active radio base stations, Node-Bs and systems provided by Huawei and Nokia, the connection of 14 3G control units and the expansion of our data and network transmission. We expect that this project will allow us to offer 3G services in 38 municipalities of São Paulo’s metropolitan area, 61 municipalities in the interior of the State of São Paulo and 53 municipalities in Region I. By providing 3G services, we believe that we will strengthen our bundling strategy in Region I and ensure our ability to operate in the State of São Paulo with a range of services that will meet the requirements of all consumer segments of that state. This project was completed in Region I in September 2008 and was completed in Region III in April 2009 at a total estimated cost of R$296 million.

Acquisition of Amazônia Celular

In April 2008, we purchased 1,292,679 common shares and 3,715 preferred shares of TNCP, representing 51.9% of the common shares, 0.1% of the preferred shares and 19.3% of the total shares issued by TNCP, for an aggregate purchase price of R$129 million. TNCP is the controlling shareholder of Amazônia Celular, which is a mobile services provider in Area 8 of Region I, consisting of the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão. In addition, we purchased certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for an aggregate purchase price of R$23 million.

We purchased additional common and preferred shares of TNCP and Amazônia Celular through tender offers that concluded in August 2008, October 2008 and January 2009, and the exercise by the shareholders of TNCP and Amazônia Celular of related shareholder put rights. We paid an aggregate amount of R$279 million for these shares and, as a result of our acquisition of these shares, we owned an aggregate of 98.7% of the outstanding share capital of TNCP, including 99.0% of the outstanding common shares of TNCP. Through this ownership interest in TNCP, together with other shares of Amazônia Celular that we acquired in the voluntary tender offers and the mandatory tender offers, we owned an aggregate of 92.8% of the outstanding share capital of Amazônia Celular, including 93.3% of the outstanding common shares of Amazônia Celular.

Acquisition of Brasil Telecom

On April 25, 2008, each of the shareholders of Invitel and Credit Suisse, as agent on behalf of Telemar, acting as principal, entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and certain shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom

Between April 25, 2008 and June 17, 2008, we acquired (1) 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, in transactions conducted over the BOVESPA, and (2) 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, in transactions conducted over the BOVESPA. We paid an aggregate amount of R$2,323 million for these shares.

We purchased additional preferred shares of Brasil Telecom and Brasil Telecom Holding through tender offers that concluded in July 2008. In these tender offers, we acquired (1) 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, and (2) 13,366,365 preferred shares of Brasil Telecom, representing 4.5% of the outstanding preferred shares of Brasil Telecom and 2.4% of the outstanding share capital of Brasil Telecom. We paid an aggregate amount of R$948 million for these shares.

On January 8, 2009, we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million.

Following this acquisition, we own an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 19.8% of the outstanding preferred shares, representing 10.7% of the outstanding share capital, of Brasil Telecom.

On May 22, 2009, we announced the commencement of mandatory tender offers for (1) any and all outstanding common shares of Brasil Telecom Holding, and (2) any and all outstanding common shares of Brasil Telecom. The auctions with respect to these tender offers took place on the BOVESPA on June 23, 2009. In the auctions, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Following the acquisitions made through these tender offers, we own an aggregate of 54.7% of the outstanding share capital of Brasil Telecom Holding, including 91.7% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

Integration of Mobile Networks

We have undertaken a project to upgrade the core mobile network of Brasil Telecom Mobile, with the primary goal of fully integrating Brasil Telecom Mobile’s network into the Oi mobile network. We have engaged Nokia to replace Brasil Telecom Mobile’s existing core mobile network, which relies on technology from Ericsson, with a new core mobile network that uses the same Nokia technology employed in Oi’s existing core mobile network to facilitate the integration of our networks.

Enhancement of Mobile Networks

We are undertaking a project to upgrade a portion of our mobile networks to enable us to increase the capacity of these networks. We plan to replace 3,060 of Brasil Telecom Mobile’s radio base stations in Region II and 949 radio base stations in northern and northeastern Brazil that were operated by Amazônia Celular, all of which previously employed Alcatel technology, with Huawei base stations. We expect the replacement of the radio base stations in northern and northeastern Brazil to be completed by February 2010 and the replacement of the radio base stations in Region II to be completed by May 2010. The total cost of this project is expected to be approximately R$300 million.

2009 Capital Expenditure Budget

Our 2009 capital expenditure budget, including our budget for expenditures in 2009 on the projects described above, totals approximately R$5.0 billion, of which R$2.6 billion will be applied in Region I, R$2.0 billion will be applied in Region II and the remaining will be applied in connection with our entrance into Region III and implementation of 3G. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 24% of our 2009 capital expenditure budget to the mobile telephone services business, and 63% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent research and development in areas of telecommunications services but historically have not independently developed new telecommunications technology. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As part of the privatization process of Telebrás, the newly formed telecommunications service providers, including our company and Brasil Telecom, contributed to the Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações), or Foundation CPqD, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil.

Our current agreement with Foundation CPqD provides for Foundation CPqD’s development of software and information technology services. We made disbursements to Foundation CPqD of approximately R$17 million in each of 2006, 2007 and 2008 for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce. Brasil Telecom’s current agreements with Foundation CPqD provide for access to telecommunications software developed by Foundation CPqD and technological services provided by Foundation CPqD, including equipment testing, consulting and training services. Brasil Telecom made disbursements to Foundation CPqD of R$18 million in 2006, R$12 million in 2007 and R$14 million in 2008.

Since 2006, Brasil Telecom has performed research in cooperation with equipment and systems suppliers designed to develop new technologies and services. In 2007, Brasil Telecom modified its “Único” service, a service enabling subscribers to use their mobile device on our fixed-line network through a wireless local area network, or Wi-Fi, connection, to include Wi-Fi access and GSM seamless integration. As a result, we believe that Brasil Telecom is the first Brazilian carrier to launch services that use next generation network architecture.

Brasil Telecom has developed a technology laboratory that includes space for equipment test and assembly. This laboratory performs a variety of functions, such as operation support systems, business support systems and information security. Brasil Telecom conducts trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment. Brasil Telecom’s costs associated with this laboratory were R$5 million in 2008.

Brasil Telecom participates in telecommunications standards bodies, technical associations and committee forums such as the European Telecommunication Standards Institute (ETSI), the Telecommunication and Internet Services and Protocols for Advanced Networking (TISPAN), the Third Generation Partnership Project (3GPP), and the Fixed Mobile Convergence Alliance (FMCA) in order to contribute and gather expertise in globally applicable technical specifications, technical reports and telecommunications standards.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. As of December 31, 2008, we owned 4,890 properties and Brasil Telecom owned 3,155 properties. As of that date, we also leased 8,526 operational properties from third parties and Brasil Telecom leased 3,625 operational properties from third parties.

At December 31, 2008, the net book value of our property, plant and equipment was R$12,670 million. As of that date, the net book value of Brasil Telecom’s property, plant and equipment was R$5,902 million.

Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

Buildings, land and leasehold improvements represented 10% of the net book value of our property, plant and equipment; underground ducts, post and towers, cables and lines represented 29%; plant and equipment related to trunking and switching stations represented 13%; transmission equipment represented 32%; construction in progress represented 7%; and other fixed assets represented 10%.

Buildings represented 6.3% of the net book value of Brasil Telecom’s property, plant and equipment; underground ducts, post and towers represented 20.0% of the net book value; plant and equipment related to switching stations represented 4.7%; transmission equipment represented 44.2%; construction in progress represented 17.1%; and other fixed assets represented 7.8%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. In the first half of 2006, we engaged an international advisory company and, after conducting a comprehensive survey, decided to implement a project for the unification of our activities under the Oi brand. This project was aimed at reinforcing the concept of convergence of services, improving the practices shared among our controlled companies, as well as facilitating the perception of the group’s financial soundness by our customers. The project to unify our activities under the Oi brand has been fully implemented.

We have 917 trademarks registered with the INPI along with 1,086 pending trademark applications. Our main trademarks, Oi and Brasil Telecom, are registered with the INPI in several classes, which allows us to use these trademarks in a variety of markets in which we operate, including our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the INPI, 12 are being contested by third parties. Additionally, of the 1,086 pending trademark applications, 147 have been challenged by third parties.

We have 1,130 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

We have been granted eight patents by the INPI. We have also filed 19 patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

Insurance

Pursuant to requirements in our concession agreements, we maintain the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concessions; (2) loss of profit insurance covering lost profits deriving from property damage and business interruption; and (3) performance bond insurance to assure compliance with our obligations related to quality of service and universal service targets set forth in our concession agreements.

In addition to the above policies, we maintain civil liability insurance. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from established insurance companies in Brazil, such as Bradesco, Sulamérica and Itaú.

We believe that our current insurance coverage is suitable to our operations. For more details on our insurance policies, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance and mobile telecommunications services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “— Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the Regulamento da Agência Nacional de Telecomunicações, which we refer to as the ANATEL Decree. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications (Ministério das Comunicações). ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunications services in Brazil, Telemar, Brasil Telecom, Telesp and Embratel, provide these services under the public regime. In addition, CTBC Telecom and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as quality of service, continuity and universality of service, network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision.

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

Regulation of Fixed-Line Services

General Policies for the Regulation of the Fixed-Line Telecommunications Sector

In June 2003, Brazil’s president issued Decree No. 4,733, outlining a number of new rules and guidelines which were intended to consolidate several changes in the regulation of Brazil’s fixed-line telecommunications sector. This decree sets forth general declarations of policy regarding, among other things:

•	universal access to telecommunications services;

•	stimulation of employment and development of the Brazilian telecommunications sector;

•	promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and

•	the financial equilibrium of existing concession agreements.

This decree also defined certain changes that are reflected in the concession agreements entered into by providers of public regime services that became effective on January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Risk Factors — Risks Relating to our Company and the Brazilian Telecommunications Industry — Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

Private Regime Authorizations

With the goal of introducing competition in fixed-line telephone services in Brazil, the federal government granted four private-regime authorizations in 1999 to permit fixed-line service providers to compete with the incumbent fixed-line concessionaires. Three of these authorizations were granted to providers of local and intraregional long-distance services in the three fixed-line service regions. Embratel currently holds two of these authorizations, which allows it to provide local fixed-line services in Regions I and III, and GVT holds the other authorization, which allows it to provide local fixed-line services in Region II. The fourth fixed-line authorization, to provide domestic and international long-distance services throughout Brazil, is currently held by Intelig. Since 2002, the number of authorizations to provide fixed-line services that the federal government may issue is unlimited.

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended their concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers are required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets (Plano Geral de Metas de Competição), which has not yet been adopted by ANATEL.

The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “— Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Rate Regulation

Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for installation, monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day; and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and domestic long-distance rates based on formulas set forth in each provider’s concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

Under the concession agreements entered into in 2005, a new calculation method for Factor X was adopted. In 2006 and 2007, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. Currently, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow the annual adjustment to be increased by more than the IST.

A provider may increase rates for individual services within the local rate basket or the long-distance rate basket by up to 5% more than the IST so long as the rates for other services in that rate basket are reduced to the extent necessary to ensure that the weighted average increase for the entire rate basket does not exceed the permitted annual rate adjustment.

A provider may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted for ANATEL’s approval. The rates offered under the alternative plans may be adjusted annually based on the IST.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. The concession agreements entered into in 2005 established a per-minute billing system for local fixed-line telecommunications services to meet ANATEL’s objective to establish a more objective and transparent billing criteria for customers.

For information on our rates and service plans, see “— Rates.”

General Plan on Universal Service

The General Plan on Universal Service was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in towns with a population in excess of 100, and installing residential fixed lines within seven days of a request in towns with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

Public regime providers are also subject to network expansion requirements under the General Plan on Universal Service, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

Unbundling of Local Fixed-Line Networks

On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunications service providers. This order (1) establishes a time by which service providers must comply with the order to provide such access, (2) limits the rates service providers can charge for line sharing and full unbundling of services, and (3) addresses related matters such as co-location space requirements. Co-location means that a service provider requesting interconnection may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telecommunications service providers operating under either the public or private regime to enter these markets and for existing service providers to provide new services or enter new regions.

ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunications services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of December 31, 2008, no unbundled lines had been used by competitors in our region.

Service Restrictions

Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

•	a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services;

•	a restriction on mergers between regional fixed-line service providers and mobile services providers (a prohibition that also applies to private regime companies); and

•

a restriction on offering cable television services, unless the company offering public regime services has won a public auction to provide cable television services in the relevant region and no other bidders participated.

On November 20, 2008, Brazil’s president issued Decree No. 6,654, which modified the General Plan of Grants (Plano Geral de Outorgas) applicable to the fixed-line telecommunications industry. This decree eliminated a provision of ANATEL’s regulations that prohibited one public regime provider from holding more than 20% of the voting shares of any other public regime provider. As a result of the elimination of this provision, we were no longer prohibited from acquiring indirect control of Brasil Telecom.

Termination of a Concession

ANATEL may terminate the concession of any public regime telecommunications service provider upon the occurrence of any of the following:

•

an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

•

termination by the provider (through an agreement with ANATEL or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the provider;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal;

•	material failure to comply with the provider’s universalization targets;

•	failure to meet insurance requirements set forth in the concession agreement;

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the provider’s control without ANATEL’s authorization;

•	the transfer of the concession without ANATEL’s authorization;

•	the dissolution or bankruptcy of the provider; or

•

an extraordinary situation in which Brazilian government intervention, although legally permissible, is not undertaken, as such intervention would prove to be inconvenient, unnecessary or would result in an unfair benefit to the provider.

In the event a concession is terminated, ANATEL is authorized to administer the provider’s properties and its employees in order to continue rendering services.

General Plan on Quality Goals

The General Plan on Quality Goals was approved by ANATEL in June 2003 and became effective in January 2006. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the General Plan on Quality Goals. All costs related to compliance with the quality goals established by the General Plan on Quality Goals must be borne exclusively by the service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

•	modernization of the network;

•	responses to repair requests;

•	responses to change of address requests;

•	rate of call completion;

•	operator availability;

•	availability of services to customers;

•	personal services to customers;

•	issuance of bills;

•	responses to mail received from customers; and

•	quality of public telephones.

These quality standards are measured according to the definitions and quality indicators established by ANATEL. Every month, fixed-line service providers are required to report their compliance with quality goals to ANATEL. Additionally, they are obligated to provide ANATEL with an in-depth report and analysis on each quality goal that is not satisfied. ANATEL may also collect such data from fixed-line service providers at any time without prior notice. Fixed-line service providers that fail to meet quality goals established by ANATEL may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of their concessions and authorizations.

ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. Therefore, fixed-line service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

The failure by fixed-line service providers to meet the quality of service obligations established by the General Plan on Quality Goals or in our concession agreements may result in fines and penalties of up to R$40 million.

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

Under the personal mobile service regulations:

•	Band A and Band B service providers can apply for an additional frequency range;

•	each service provider may apply to provide domestic and international long-distance services originating from its service region;

•	existing service providers, as well as new entrants into the Brazilian telecommunications market, may bid for new licenses in all frequency bands, other than Band A and Band B;

•	personal mobile services providers are required to offer a basic service plan to their customers containing certain prescribed features;

•	personal mobile services providers are required to establish interconnection rates for the use of one provider’s network by another provider;

•	the number of regions in which a personal mobile services provider may offer services is not limited; and

•	a personal mobile services provider, or its controlling shareholders, may not hold more than one personal mobile services authorization covering any specific region.

Auction of Personal Mobile Services Spectrum

Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. Oi was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. Brasil Telecom Mobile was granted its initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Brasil Telecom Mobile acquired an additional license to operate in Region II.

In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, Oi acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo, and (2) licenses to use additional spectrum in 12 states in Region I.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Oi acquired the radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas), and Brasil Telecom Mobile acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions (corresponding to Region II under the personal mobile services regime). The use of these frequency bands will allow personal mobile services providers to offer 3G services to their customers.

Personal Mobile Services Rate Regulation

Rates for personal mobile services are regulated by ANATEL. Personal mobile services providers are required to offer a basic service plan that consists of a monthly subscription, local calls and roaming. Basic service plans were approved by ANATEL for each of the personal mobile services providers following the grant of personal mobile services authorizations to each of these providers.

Following the effectiveness of the basic service plans, annual adjustments of the rates under these plans have been subject to a price cap mechanism. Through 2005, rates were adjusted annually by no more than the rate of inflation, as measured by the IGP-DI. In 2006, ANATEL replaced the IGP-DI with the IST to calculate annual rate adjustments.

Personal mobile services providers are permitted to offer non-discriminatory alternative plans to the basic service plan. The rates charged under these plans (e.g., monthly subscription rates, charges for local calls and roaming charges) are subject to ANATEL approval prior to the time that these plans are first offered to mobile customers. Following the approval of these plans, the rates under these plans may be increased up to an annual adjustment that is approved by ANATEL and is no more than the rate of inflation, as measured by the IST.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and are allowed to migrate to new plans within six months of such notice. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

Obligations of Personal Mobile Services Providers

As a telecommunications service provider, we are subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If we fail to meet these obligations, we may be fined, subject to a maximum penalty of R$50 million, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

Network Expansion Obligations

The personal mobile services authorizations set forth certain obligations and targets that must be met by a personal mobile services provider. For a description of the obligations and targets that must be met by our company, see “—Concessions, Authorizations and Licenses—Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses” and “—Concessions, Authorizations and Licenses—3G Radio Frequency Licenses.”

Quality of Service Obligations

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines these quality of service standards, and we must report information in connection with such standards to ANATEL.

Additional Obligations

In August 2007, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	increase the term applicable to pre-paid cards from 90 to 180 days or more;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties;

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider; and

•	increase the grace period for defaulting customers prior to blocking partial or total access from 15-30 days after the date a bill is due to 30-60 days.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile service network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider’s network.

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted.

Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeded 55% or was less than 45%. This system is designated the “bill and keep” system.

In 2006, the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks were reduced to 50% of the rate included in their Basic Plan per Minute for a local fixed-line call. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until 2010.

In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

Interconnection Regulations Applicable to Personal Mobile Services Providers

Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider’s network. Prior to February 2005, interconnection rates charged by Band A and Band B providers were subject to a price cap stipulated by ANATEL. Since February 2005, the terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective, and they may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when Oi and Brasil Telecom Mobile began offering personal mobile services, ANATEL set the initial VU-M rates for each of them.

Personal mobile services providers negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.

Transition from “Bill and Keep” System to “Full Billing” System

Prior to July 2006, a personal mobile services provider was only required to pay interconnection fees to another personal mobile services provider for traffic in the same registration area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeded 55% or was less than 45%.

In July 2006, ANATEL adopted new regulations under which personal mobile services providers recognize interconnection revenues (and costs) for traffic in the same registration area on a gross basis based on the total traffic between personal mobile services providers’ networks. This system is designated the “full billing” system. These regulations also:

•	require that personal mobile services providers adopt discounts to the VU-M rates for off-peak calls that correspond to the discounts required to be offered by fixed-line service providers; and

•

provide that more stringent regulations applicable to interconnection between personal mobile services providers that are members of economic groups with significant market power will be adopted in order to ensure market competition.

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunications service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. These regulations will become effective as of a future date to be established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power. This reference value will be reassessed every three years. In order to determine whether a provider has significant market power, ANATEL will establish criteria that consider:

•	that provider’s market share in the mobile interconnection market and in the personal mobile services market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate;

•	the existence of that provider’s power to negotiate the acquisition of equipment and services;

•	the existence of vertical integration in that provider’s operations;

•	the existence of barriers to entry in the mobile interconnection market and the personal mobile services market served by that provider; and

•	that provider’s access to financing sources.

In 2007, ANATEL developed a cost-based methodology that is expected to take effect in 2010 to determine reference values for the VU-M of mobile services providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. In 2008, mobile services providers began providing ANATEL with annual operating data, which is intended to support ANATEL’s cost-based methods for determining interconnection fees.

Number Portability Regulations

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. In March 2007, ANATEL adopted the General Regulation of Portability (Regulamento Geral de Portabilidade), establishing the deadlines and general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Implementation of number portability commenced in August 2008 and was completed in March 2009.

Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer’s current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

Regulation of Data Transmission and Internet Services

Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunications service providers. Value-added services are considered an activity that adds features to a telecommunications service supported by such value-added services. Telecommunications service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers were required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. To date, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in the municipality of Porto Alegre, the capital of the State of Rio Grande do Sul, with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid wastes. According to Resolution No. 237/97 of the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

In addition, we are subject to ANATEL regulations that impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

We believe that we are in compliance with ANATEL standards as well as with all applicable environmental legislation and regulations. We are currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information – Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2008 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2008, 2007 and 2006;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2008, our cash flows for the years ended December 31, 2008, 2007 and 2006, and our material short-term and long-term indebtedness at December 31, 2008;

•	a discussion of our contractual commitments; and

•	a brief overview of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements.

Overview

We are the largest telecommunications service provider in Brazil. We are the largest telecommunications provider in Region I in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. As a result of our acquisition of the control of Brasil Telecom on January 8, 2009, we are also the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We commenced offering mobile telecommunications services in Region III in October 2008. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi”, which we adopted in February 2007 as the sole brand for all of our services. We expect to use the “Oi” brand name for the marketing of Brasil Telecom’s services as we integrate its operations. In 2008, we recorded net operating revenues of R$18,736 million and net income of R$1,154 million.

Our results of operations and financial condition will be significantly influenced in future periods by (1) our acquisition on January 8, 2009 of Invitel, the controlling shareholder of Brasil Telecom, and the consolidation in our financial statements of its assets, liabilities and results of operations as from January 8, 2009, and (2) to a lesser extent, our acquisition on April 3, 2008 of TNCP, the controlling shareholder of Amazônia Celular, and the consolidation in our financial statements its assets, liabilities and results of operations as from April 3, 2008. For additional information regarding these acquisitions, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom” and “Item 4. Information on the Company—Our History and Development—Acquisition of Amazônia Celular.”

In addition, our results of operations for the years ended December 31, 2008, 2007 and 2006 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the commencement of our 2G mobile services in the State of São Paulo in October 2008 and our 3G services in Region I in July 2008, as well as the launch of our 3G services offerings in Region III in April 2009, which we anticipate will result in a significant increase in our operating revenues, and resulted in an increase in our selling expenses and our depreciation expenses during 2008;

•

the rate of growth of Brazilian GDP, which grew by an estimated 5.1% in 2008 and by 5.4% in 2007 and 3.8% in 2006, which we believe stimulates demand for our services and, consequently, our operating revenues;

•

the number of our fixed lines in service, which declined to 13.9 million at December 31, 2008 from 14.2 million at December 31, 2007, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 46.2% at December 31, 2008 from 36.6% at December 31, 2007;

•

the number of our mobile customers, which increased by 52.6% to 24.4 million at December 31, 2008 from 16.0 million at December 31, 2007 (including the addition of 2.0 million mobile customers in Region III as of December 31, 2008 and 1.4 million customers of Amazônia Celular as of April 3, 2008, the date of our acquisition of Amazônia Celular);

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 29.4% to 2.0 million at December 31, 2008 from 1.5 million at December 31, 2007;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in an 87.8% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$1,296 million in 2008 from R$690 million in 2007;

•

inflation rates in Brazil, which were 6.56% in 2008, 3.17% in 2007 and 3.20% in 2006, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in our incurrence of additional capital expenditures, changes in the revenues we generate, or changes in the costs that we incur;

•

changes in the real/U.S. dollar exchange rate, including the depreciation of the Brazilian real against the U.S. dollar by 31.9% in 2008 and the appreciation of the Brazilian real against the U.S. dollar by 17.1% in 2007 and 8.7% in 2006, which has affected (1) our net interest expenses as a result of our U.S. dollar denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate, which affects our interest expenses on our real-denominated floating rate debt, fluctuations in the LIBOR rate, which affects our interest expenses on our U.S. dollar-denominated floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•

our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below;

•

our capital expenditure requirements, primarily consisting of (1) investments in infrastructure to expand our mobile telecommunications services, including the commencement of our 2G services in the State of São Paulo and the implementation and future expansion of our 3G networks, and (2) investments in fixed-line telecommunications network equipment, primarily to enhance the technical capabilities of our network in order to enable us to provide value-added services, such as broadband and IP TV services, and to comply with our universal service obligations; and

•

the requirement under Brazilian corporate law and our bylaws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 in accordance with Brazilian GAAP, which include the changes introduced by Law No. 11,638/07 and Deliberation 565/08 and which differ in certain important respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08, implementing these changes in accounting policies. In December 2008, the Brazilian government issued Provisional Measure No. 449, which instituted the transitory tax-payer regime (“Regime Tributário de Transição—RTT”) for the determination of taxable net income of companies subject to the real profit tax regime as a result of the implementation of these changes in accounting policies and the Brazilian Corporation Law. In May 2009, Provisional Measure No. 449 was codified in Law No. 11,941/09.

The principal changes introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09 as they relate to our financial statements are, among others:

•	the elimination of the Statement of Changes in Financial Position;

•	the establishment of standard criteria for the valuation and classification of financial instruments;

•	the recognition of assets and liabilities arising from finance leasing operations;

•	the obligatory assessment of the degree of recoverability of non-current assets (impairment);

•	changes to the criteria for recognizing donations and subsidies for the purpose of investment;

•	the introduction of the concept of adjustment to present value for operations involving long-term assets and liabilities, as well as for significant short-term ones;

•	the elimination of non-operating income and expenses;

•	the elimination of unrealized earnings; and

•	the accounting recognition of share-based payments (stock options).

In order to make our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements as of December 31, 2008 and for the year ended December 31, 2008, we have retrospectively revised our previously issued financial statements as of December 31, 2007 and for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09. For additional information with respect to these changes and their effects on our financial statements, see note 2 to our consolidated financial statements included elsewhere in this annual report.

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in three segments to reflect this organizational structure:

•

Fixed-Line Services — This segment includes our local fixed-line services (including public telephones), our long-distance services, our data transmission services and interconnections to our fixed-line network.

•	Mobile Services — This segment includes our mobile services and interconnections to our mobile network.

•	Other — This segment includes non-operating holding companies, our investment in AIX, and the operations of our subsidiaries Oi Internet, Serede S.A., or Serede, Way TV, and Paggo.

We evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the operating results of our segments to our consolidated results under “— Results of Operations” below.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. In preparing our consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and accounts receivable;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	contingencies;

•	derivatives;

•	goodwill; and

•	deferred income tax.

Revenue Recognition and Accounts Receivable

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain services delivered and the collectability of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, we rely upon revenue recognition measurement guidelines in accordance with rules issued by ANATEL.

Revenues from the usage of our network by other telecommunications service providers are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or DETRAF, issued by an independent, outsourced clearinghouse.

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

The revenues related to the sale of public telephone cards, handsets and accessories are accounted for upon the transfer of ownership. However, mobile pre-paid cards revenues are deferred and recognized as income, based on customer usage.

Provision for Doubtful Accounts

This provision is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose on services to customers with past-due accounts and actions we take to collect delinquent accounts, beginning when the account is either 60 days past due for the fixed-line segment or 15 days past due for the mobile services segment, as follows:

Fixed-line Segment Outstanding Bills	Service Restriction/Collection Process	% Provisioned Loss
Over 30 and up to 60 days	Restriction on making calls/collection	Zero
Over 61 and up to 90 days	Restriction on making and receiving calls/collection	40
Over 91 and up to 120 days	Shut-off after 15-day warning/collection	60
Over 121 and up to 150 days	Outsourced collection	80
Over 151 and up to 180 days	Outsourced collection	100

Mobile Services Segment Outstanding Bills	Service Restriction/Collection Process	% Provisioned Loss
Over 15 and up to 30 days	Partial service restriction/collection	Zero
Over 31 and up to 60 days	Restriction on making and receiving calls/collection	Zero
Over 61 and up to 90 days	Shut-off after 15-day warning/collection	40
Over 91 and up to 120 days	Outsourced collection	60
Over 121 and up to 150 days	Outsourced collection	80
Over 151 and up to 180 days	Outsourced collection	100

After 181 days of default, accounts receivable and the respective provision for doubtful accounts are written off the balance sheet.

As of February 13, 2008, the amendments to the personal mobile services regulations, applicable to the mobile services segment, came into effect, as approved by ANATEL Resolution No. 477, dated August 7, 2007.

This resolution resulted in the following changes to the foregoing service restriction/collection processes:

•	shut-off can occur after 45 days, which is 30 days after the partial service restriction, rather than 15 days after the shut-off warning; and

•	the contract may be cancelled 90 days after the date the invoice is due.

Government entities, corporate customers and other telecommunications service providers are all included in the calculation of the provision for doubtful accounts. We have also entered into agreements with certain customers to collect past-due amounts, including agreements allowing customers to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the provision established, either favorably or unfavorably.

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, primarily five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts and towers, five years for hardware and 10 years for furniture, fixtures and other. Depreciation rates are adjusted and may vary between the fixed-line and mobile services segments to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are conducted whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2008, we established a provision of R$37 million for losses at Amazônia Celular in connection with software and assets relating to the time division multiple access (TDMA) network. Our use of this network will decrease as customers migrate to the Oi network as a result of the corporate reorganization of TNCP, Amazônia Celular and Oi. See note 34 to our audited consolidated financial statements included elsewhere in this annual report. Except for this R$37 million provision, we have not recorded any material impairment during the three years ended December 31, 2008. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life of assets. We have not capitalized any material maintenance and repair costs during the three years ended December 31, 2008.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2008, we are required to periodically review and analyze the recoverability of amounts under the captions “property, plant and equipment,” “intangible assets” and “deferred charges” in our balance sheet to ensure that (1) impairment losses are recorded as a result of decisions to discontinue activities related to such assets or when there is evidence that future operating results will not be sufficient to ensure their realization and (2) the criteria used to determine the estimated remaining useful life of such assets for purposes of recording depreciation, amortization and depletion expense are reviewed and adjusted.

Contingencies

The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in note 26 to our audited consolidated financial statements included elsewhere in this annual report.

Unless otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as we currently do, based on our assessment of the risk of loss at each preparation date of our financial statements. We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management based on legal advice and in accordance with Brazilian GAAP. As discussed in note 26 to our audited consolidated financial statements included elsewhere in this annual report, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. It is possible that our assumptions and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses. See “Item 8. Financial Information—Legal Proceedings.”

In addition, if we are subject to unfavorable decisions in any legal proceedings and the losses in those proceedings significantly exceed the amount for which we have recorded provisions or involve proceedings for which we have not recorded any provision, our results of operations and financial condition may be materially adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian

Telecommunications Industry—We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.”

Labor Claims

Brazilian employment and labor legislation is extensive and complex, and we are subject to many claims from current and former employees and outsourced personnel. These claims relate primarily to hazardous work condition premiums, equalization of salary scales and overtime, liability relating to third-party service providers and other matters. As of September 30, 2007, our management changed the method by which it estimates probable losses in connection with outstanding labor claims, basing this estimate on the history of payments made in connection with historic labor claims. Previously, we based such estimates on the most recent ruling in connection with ongoing proceedings. As a result of the change in methodology, we recorded a reversal of provisions for labor contingencies of R$264 million under “Other operating expenses” in 2007.

Tax Claims

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 26 to our audited consolidated financial statements included elsewhere in this annual report. We record provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Civil Claims

We are currently involved in numerous claims regarding issues related to assessments by ANATEL, indemnification requested by former resellers of pre-paid calling cards, individuals requesting indemnity in small claims courts and subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel as to their assessment concerning the outcome of the litigation and their estimates of the amounts involved.

Unrecognized Exposures

We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, were considered probable as of the relevant balance sheet date. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$11,740 million and R$2,760 million, respectively, as of December 31, 2008. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel. Contingent assets would only be recorded upon a final judicial decision.

Derivatives

As of December 31, 2008, we had loans and financing (including debentures and swap adjustments) subject to floating interest rates, which totaled 95.1% of our total indebtedness, based on (1) TJLP, the CDI rate and IPCA in the case of real-denominated indebtedness, (2) LIBOR in the case of U.S. dollar- and Yen-denominated indebtedness, and (3) a foreign currency basket in the case of the foreign currency portion of our credit facilities with BNDES.

As of December 31, 2008, 15.7% of our total indebtedness bore interest based on U.S. dollar or Japanese Yen LIBOR. Giving effect to our hedging transactions (including interest rate swaps and currency swaps) in respect of this indebtedness, 8.9% of our total indebtedness as of December 31, 2008 was exposed to variations in those rates.

Gains or losses from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.

Our foreign currency loans and financings, including gains or losses on swap agreements, totaled R$4,484 million and R$4,152 million at December 31, 2008 and 2007, respectively.

In the past, we have used derivative contracts (swaps, options and forwards) to swap our foreign currency risks. Currently, most of our derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. Gains or losses on swap transactions have the effect of reducing or increasing foreign currency indebtedness and will be deemed as effective for purposes of Brazilian GAAP if we maintain these agreements until their maturity.

While the exchange rate variations affect our indebtedness and our financial results, gains and losses on these derivative contracts are recognized in our statement of income under “interest expense.” Gains and losses due to changes in fair value of our derivative contracts also recognized.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we are required to record investments in financial instruments, including derivatives, at (1) fair value or the equivalent value for securities held for trading or securities available-for-sale, or (2) the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments.

Goodwill

Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value.

Prior to December 31, 2007, if the goodwill or negative goodwill was based on future profitability expectations, the goodwill amortization was recognized in the consolidated statements of operations over a period consistent with the period over which the gains or losses are expected to be incurred. If the goodwill or negative goodwill was based on the fair value of property, plant and equipment, the amortization was recognized in the consolidated statements of operations over a period consistent with the assets’ remaining economic lives.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2008, we do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.

Deferred Income Tax

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by our board of directors and fiscal council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, we disclose in our consolidated financial statements the amounts expected to be recovered for the next ten years.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the Brasil Telecom Transaction

On January 8, 2009, we completed the Brasil Telecom Transaction in which we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. The aggregate purchase price for these shares was R$5,371 million. We financed the acquisition of these shares through the issuance of promissory notes in the aggregate principal amount of R$5,600 million in August 2008 and December 2008.

As of December 31, 2008, Invitel owned all of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom. As a result of the completion of the Brasil Telecom Transaction, we control Brasil Telecom Holding and Brasil Telecom. For additional information about the Brasil Telecom Transaction, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.”

As a result of this acquisition, in accordance with Brazilian GAAP, we have consolidated the assets, liabilities and results of operations of Invitel and its consolidated subsidiaries, including Brasil Telecom Holding, in our financial statements as from January 8, 2009, the date of the acquisition.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Telemar and Brasil Telecom, which we intend to complete as soon as possible

In connection with the Brasil Telecom Transaction, on May 22, 2009 we announced the commencement of mandatory tender offers for (1) any and all outstanding common shares of Brasil Telecom Holding, and (2) any and all outstanding common shares of Brasil Telecom. The auctions with respect to these tender offers took place on the BOVESPA on June 23, 2009. In the auctions, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Our operating income and net income will be significantly affected as from January 8, 2009 by the consolidation in our financial statements of the consolidated results of operations of Invitel. In 2008, Invitel recorded net revenues of R$11,297 million, operating profit before net financial results and equity adjustment of R$1,807 million and net loss of R$69 million. Our operating income and net income could also be affected by any future impairment of the goodwill that we record as a result of the acquisition of Invitel. In our tax accounts, this goodwill will be amortized over a period of ten years, reducing our taxable net income during this period and, consequently, reducing our payments of income taxes and social contribution to the extent that we otherwise generate taxable income during this period.

Our total liabilities and net interest expenses will be affected as from January 8, 2009 by the consolidation in our financial statements of the indebtedness of Invitel. As of December 31, 2008, Invitel had total financial indebtedness of R$5,842 million consisting of current and non-current loans and financing and derivatives. In addition, we will be required to make capital expenditures to comply with Brasil Telecom’s obligations under ANATEL regulations, Brasil Telecom’s concession contracts and the conditions that ANATEL imposed on our acquisition of control of Brasil Telecom, and may make additional discretionary capital expenditures to expand and enhance Brasil Telecom’s mobile and fixed-line networks. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and net interest expenses.

To facilitate the purchase of the shares of Invitel and Brasil Telecom Holding under the Share Purchase Agreement, we entered into an agreement with the controlling shareholders of Invitel under which we agreed to contribute to the settlement of certain outstanding litigation between these parties. Our contribution of R$315 million was recorded as other operating expenses during 2008, contributing to the increase in our other operating expenses, net for 2008.

During 2008, we acquired (1) 76,645,842 preferred shares of Brasil Telecom Holding, representing 33.3% of the outstanding preferred shares of Brasil Telecom Holding and 21.1% of the share capital of Brasil Telecom Holding, in open market purchases and through a voluntary tender offer for these shares for an aggregate purchase price of R$2,060 million, and (2) 58,955,565 preferred shares of Brasil Telecom, representing 19.8% of the outstanding preferred shares of Brasil Telecom and 10.7% of the share capital of Brasil Telecom, in open market purchases and through a voluntary tender offer for these shares for an aggregate purchase price of R$1,211 million. To finance a portion of the purchase price of these shares, we borrowed R$4,300 million under a line of credit with a Brazilian financial institution in May 2008, which has contributed to the increase in our total indebtedness as of December 31, 2008 and our net interest expenses during 2008.

Effects of the Acquisition of Amazônia Celular

On April 3, 2008, pursuant to a Share Purchase Agreement entered into on December 20, 2007, we purchased 1,292,679 common shares and 3,716 preferred shares of TNCP representing 51.86% of the common shares, 0.09% of the preferred shares and 19.34% of the total shares issued by TNCP, for an aggregate purchase price of R$129 million. TNCP is the controlling shareholder of Amazônia Celular which is a mobile services provider in Area 8 of Region I, consisting of the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão. In addition, we purchased certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for an aggregate purchase price of R$23 million.

In 2007, TNCP recorded net revenues of R$511 million, operating income of R$29 million and net income of R$6 million. As of March 31, 2008, Amazônia Celular had 1.4 million mobile customers, 14.8% of which subscribed to Amazônia Celular’s post-paid plans and 85.2% of which subscribed to its pre-paid plans.

As a result of this acquisition, in accordance with Brazilian GAAP, we have consolidated the assets, liabilities and results of operations of TNCP and its consolidated subsidiary Amazônia Celular in our financial statements as from April 3, 2008.

In connection with this acquisition, we conducted tender offers for any and all of the common and preferred shares of TNCP and Amazônia Celular that we did not own. Following the acquisitions made through these tender offers, we owned an aggregate of 98.7% of the outstanding share capital of TNCP, including 99.0% of the outstanding common shares of TNCP. Through this ownership interest in TNCP, together with other shares of Amazônia Celular that we owned directly, we owned an aggregate of 92.8% of the outstanding share capital of Amazônia Celular, including 93.3% of the outstanding common shares of Amazônia Celular. The total cost to our company of the shares that we acquired in these tender offers was R$279 million.

On March 9, 2009:

•

TNCP and Amazônia Celular completed a share exchange, as a result of which Amazônia Celular became a wholly owned subsidiary of TNCP, each holder of common shares of Amazônia Celular, other than TNCP, received 1.529505 common shares of TNCP in exchange for each common share of Amazônia Celular, and each holder of preferred shares of Amazônia Celular, other than TNCP, received 1.151515 preferred shares of TNCP in exchange for each preferred share of Amazônia Celular;

•	we contributed all of the shares of Oi that we held to the capital of TNCP as a result of which TNCP held 99.9% of the share capital of Oi; and

•	Amazônia Celular merged with and into Oi and was dissolved.

Effects of Expansion to Region III and Launch of 3G Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Regions I and III. During 2008, we commenced capital expenditure projects to acquire and install the network equipment necessary to offer these services. In addition, we engaged in an extensive marketing and promotion campaign in connection with the launch of these services in October 2008.

During the fourth quarter of 2008, 2.0 million new customers activated accounts for our 2G mobile services in the State of São Paulo and we activated 31,303 accounts for 3G services in Region I. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income.

The cost of these authorizations and radio frequency licenses was R$994 million, which we will pay to ANATEL in installments through 2016. During 2008, we invested R$669 million in the network equipment necessary to offer these services, which contributed to an increase in our depreciation expenses for 2008 and will continue to do so during the next several years. We financed the purchase and installation of this network equipment through borrowings of US$300 million under an export credit facility with a European financial institution and R$250 million under a credit facility with a European financial institution, which has contributed to the increase in our total indebtedness and our net interest expenses during 2008.

The marketing and promotion campaign related to the launch of our mobile services in the State of São Paulo contributed to an increase in our selling expenses related to marketing expenses and sales commissions paid to third-party service providers, and also contributed to an increase in the amount of discounts that we recorded against gross operating revenue during the period.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2016. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and net interest expenses.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. GDP in Brazil grew at an estimated compound average annual rate of 3.3% from 1999 through 2008. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil as a result of the current international economic downturn would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our operating revenues.

Based on data available from ANATEL, (1) the number of fixed lines in service in Brazil increased from 20.0 million in July 1998 to 41.3 million as of December 31, 2008, and the number of mobile subscribers in Brazil increased from 7.4 million as of December 31, 1998 to 150.6 million as of December 31, 2008. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted. During the three years ended December 31, 2008, the number of mobile subscribers in Brazil has grown at an average rate of 20.4% per year while the number of fixed lines in service in Brazil has decreased by an average rate of 1.2% per year. As the incumbent provider of fixed-line services and the leading provider of mobile services in Region I, we are both a principal target and a principal beneficiary of this trend. During the three years ended December 31, 2008, the number of our mobile subscribers has grown at an average rate of 31.2% per year from 10.3 million at December 31, 2005 to 24.4 million at December 31, 2008, while the number of our fixed lines in service has declined by an average rate of 2.1% per year from 14.9 million at December 31, 2005 to 13.9 million at December 31, 2008.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. Although we activated 6.9 million new fixed lines during the past three years, these fixed lines generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer. In addition, as a result of the termination of fixed-line services by 7.8 million of our customers during this period, the number of our fixed lines in service declined by 0.9 million.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services for local fixed-line services by (1) offering value-added services to our fixed-line customers, primarily subscriptions for broadband services, and (2) promoting convergence of our telecommunications services through offerings of bundled packages of local fixed-line, long-distance, mobile and broadband services. As a result of these service offerings, we expect that the number of our fixed lines in service will remain stable or decrease slightly in the near future. As of December 31, 2008, 14.1% of our fixed lines in service also subscribed for ADSL service and 46.2% of our local fixed-line customers subscribed to one of our bundled services packages.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 46.2% of our fixed lines in service at December 31, 2008 as compared to 2.0% at the end of the second quarter of 2006, when we launched our alternative plans. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones has declined from 10.4 billion credits consumed in 2005 to 5.7 billion credits consumed in 2008.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region I has grown from 10.3 million at December 31, 2005 to 24.4 million at December 31, 2008 has been the success of our marketing and promotion campaigns. In addition, our commencement of mobile services in the State of São Paulo in October 2008 led to the addition of 2.0 million mobile customers through December 31, 2008 and our acquisition of Amazônia Celular resulted in the addition of 1.4 million customers as of April 3, 2008.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2008, our average monthly churn rate in the mobile services segment (excluding churn rates of Amazônia Celular, of which we acquired control in April 2008 and for which we do not calculate churn rates), representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 2.4% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenues from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region I to occur at lower rates than we have historically achieved. We cannot predict the effects of the eventual curtailment of the promotional activities that we have undertaken in connection with the launch of our mobile services in the State of São Paulo on the retention of our new customer base in Region III.

Demand for Our Data Transmission Services

Our broadband services customer base in Region I has grown from approximately 805,000 at December 31, 2005 to 2.0 million at December 31, 2008. We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term. However, if the current international economic downturn leads to low growth or a recession in Brazil, the rate of growth of computer ownership in Brazil may decline and, consequently, the rate of growth of our broadband services customer base may be adversely affected.

Effects of Competition on the Rates that We Realize and the Discounts We Record

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the following:

•

Technological and service convergence: The convergence of technology and services enables telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

•

Consolidation: Consolidation has taken place in the telecommunications industry throughout Latin America, including Brazil. This consolidation has led to the formation of large conglomerates that benefit both from economies of scale and the ability to undertake coordinated action across different industry segments, which provides them with competitive advantages in an environment that is also characterized by the convergence of media and telecommunications services.

•

Bundled service offerings: Telecommunications service providers have begun to offer bundled service packages that they are unable to offer independently. For example, in 2005 Embratel, our principal competitor in fixed-line services, and Net, our principal competitor in broadband services, each of which is controlled by Telmex, entered into an agreement pursuant to which they began to offer jointly to the Brazilian residential market a bundled voice, broadband and subscription television service package.

In response to these competitive pressures, (1) we may offer our services at rates below the rate caps established by ANATEL, and (2) from time to time we offer our services with promotional discounts or offer additional complimentary services with the purchase of some of our services. We record the services sold at the rates established under our service plans or at rates approved by ANATEL and record the amount of these services represented by the promotional discounts or delivered on a complimentary basis as discounts and returns in our income statement.

Effects of Adjustments to Our Regulated Rates and Inflation

Telecommunications services rates are subject to comprehensive regulation by ANATEL. Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection to our fixed-line network, and EILD and SLD services are subject to regulation by ANATEL. We are required to obtain ANATEL approval prior to offering new alternative fixed-line or mobile plans. The rates established or approved by ANATEL for our services act as caps on the prices that we charge for these services, and we are permitted to offer these services at a discount from the rates approved by ANATEL. After ANATEL establishes or approves rate caps for these services, these rate caps are subject to annual adjustment based on the rate of inflation, as measured by the IST. Rate caps for local fixed-line plans are adjusted by inflation, as measured by the IST, less an amount that serves as a proxy for productivity gains achieved by our company and the local fixed-line services industry as a whole.

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, these rate increases act as a natural hedge against inflation and, as a result, our operating margins are not materially affected by inflation. However, because these rate adjustments are only made on an annual basis, in periods of severe inflation, we may not be able to pass our increased costs through to our customers as incurred.

A significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and, as a result, inflation results in increases in our interest expenses and debt service obligations.

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts that were entered into in 2006 have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company. For example:

•

In January 2006 and January 2007, ANATEL reduced the interconnection rates available to fixed-line service providers for interconnection to their networks and capped these rates at a percentage of the rate applicable to a fixed-to-fixed local call. This reduction in the interconnection rates reduced the interconnection revenue generated by our fixed-line services segment, while reducing the interconnection costs recorded by our mobile services segment.

•

In July 2006, changes to ANATEL’s regulations governing interconnection with the networks of mobile service providers became effective. Under the regulations previously in force, mobile service providers charged for interconnection to their networks under the “bill and keep” system; under the new regulations, mobile service providers charge for interconnection to their networks under the “full billing” system. These changes resulted in significant increases in interconnection revenues of our mobile services segment, as well as significant increases in the interconnection costs of our fixed-line and mobile segments. For additional information on the “full billing” and the “bill and keep” systems, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulations—Transition from “Bill and Keep” System to “Full Billing” System.”

•

Our concession agreements that became effective at the beginning of 2006 required us to convert our system of billing local fixed-line usage from a system based on the usage of pulses to a system based on the usage of minutes by July 2007. Implementation of the systems necessary to comply with these amendments required us to make capital expenditures in the aggregate amount of R$274 million. For comparison purposes, we have converted the pulses billed in 2006 and the first seven months of 2007 to minutes in the discussion of our results of operations.

•

In March 2007, ANATEL adopted number portability regulations requiring us to permit our mobile and fixed-line customers to maintain their telephone numbers if they change service providers. Implementation of the systems necessary to comply with this regulation required us to make capital expenditures in the aggregate amount of R$535 million. Implementation of these systems was completed in March 2009. We are not currently able to assess the effects of the implementation of number portability by all service providers in Brazil, but believe that in general, number portability will have an adverse effect on the revenue of our fixed-line services segment that will be offset by a positive effect on the revenue of our mobile services segment.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. dollar

Substantially all of our cost of services and operating expenses are incurred in reais in Brazil. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date of purchase. As a result, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to lower depreciation expenses. Conversely, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to greater depreciation expenses.

Our consolidated U.S. dollar-denominated indebtedness represented 11.9% of our outstanding indebtedness at December 31, 2008. As a result, when the real depreciates against the U.S. dollar:

•	the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which negatively affects our results of operations in reais;

•	the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and

•	our net interest expenses tend to increase as a result of foreign exchange gains that we must record.

An appreciation of the real against the U.S. dollar has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations the CDI. At December 31, 2008, we had entered into hedging transactions in respect of 65.9% of our indebtedness denominated in foreign currencies. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2008, our total outstanding indebtedness on a consolidated basis was R$20,033 million (excluding swap adjustments of R$509 million). As a result of our acquisition of Invitel on January 8, 2009, we have consolidated Invitel’s consolidated indebtedness in our financial statements as of that date. As of December 31, 2008, Invitel’s consolidated indebtedness was R$5,842 million.

The level of our indebtedness results in significant interest expenses that are reflected in our statement of operations. Interest expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 9 to our audited consolidated financial statements included elsewhere in this annual report. In 2008, we recorded total interest expenses of R$2,714 million, of which R$1,339 million consisted primarily of interest expense, and R$1,375 million consisted of monetary and foreign exchange variation on financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

Our telecommunications services are generally not affected by major seasonal variations of the market, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Recent Developments

Acquisition of Control of Brasil Telecom

On January 8, 2009, we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million. Following this acquisition, we own an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 19.8% of the outstanding preferred shares, representing 10.7% of the outstanding share capital, of Brasil Telecom. As a result of this acquisition, we have consolidated the indebtedness of Invitel in our financial statements as from January 8, 2009. At December 31, 2008, Invitel had consolidated indebtedness of R$5,842 million (consisting of current and non-current loans and financing and derivatives)

China Development Bank Credit Agreement

On February 18, 2009, we entered into a credit facility agreement with China Development Bank Corporation under which China Development Bank Corporation agreed to disburse loans in the aggregate principal amount of up to US$300 million. A disbursement of US$68 million under this credit facility was received on March 19, 2009. The proceeds of this credit facility have been and will be used to fund equipment purchases related to our capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016.

Offering of 9.500% Senior Notes due 2019

On April 23, 2009, we issued and sold US$750 million aggregate principal amount of our 9.500% Notes due 2019. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature on April 23, 2019. We intend to use the net proceeds of this offering for general corporate purposes, including the redemption or repayment of indebtedness.

Offering of Debentures

On April 6, 2009, we issued non-convertible debentures in two series in an offering made in Brazil. The aggregate principal amount of the two series was R$2,571 million. The first series of debentures matures on May 30, 2011, and the second series of debentures matures on April 6, 2012. The first series of debentures bears interest at a rate of 115% of the average daily interbank deposit rate expressed as an annual rate, or the DI rate, and the second series of debentures bears interest at a rate of 120% of the DI rate per annum. We intend to use the net proceeds of this offering for general corporate purposes, including the redemption or repayment of indebtedness.

BNB Credit Facility

In February 2009, we entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility will be used for capital expenditures on our mobile telecommunications infrastructure for the northeastern region of Brazil. In May 2009, BNB made the first disbursement under this credit agreement in the amount of R$149 million. Additional disbursements under this credit facility will be made as the investments take place. Loans under this credit facility bear interest at 10.0% per annum. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011.

Tender Offers for Common Shares of Brasil Telecom Holding and Brasil Telecom

As a result of the Brasil Telecom transaction, under CVM Instruction No. 361, of March 5, 2002, as amended, we were required to offer to purchase any and all common shares of Brasil Telecom Holding and Brasil Telecom held by public shareholders.

On May 22, 2009, we announced the commencement of mandatory tender offers for (1) any and all outstanding common shares of Brasil Telecom Holding, and (2) any and all outstanding common shares of Brasil Telecom. The auctions with respect to these tender offers took place on the BOVESPA on June 23, 2009. In the auctions, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Following the acquisitions made through these tender offers, we own an aggregate of 54.7% of the outstanding share capital of Brasil Telecom Holding, including 91.7% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below. There are certain differences between the concepts used by our company in preparing information about segments and the requirements of Brazilian GAAP as applied in our statutory financial statements. The principal difference is that operating income for segment reporting purposes does not consider equity method accounting adjustment, whereas such adjustment is classified as an operating item for statutory reporting purposes.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements.

	Year Ended December 31, 2008
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	20,580	R$	8,025	R$	362	R$	(1,770)	R$	27,197
Taxes and deductions		(6,073)		(2,408)		(50)		70		(8,461)
Net operating revenues		14,507		5,617		312		(1,700)		18,736
Cost of goods sold and services rendered		(7,843)		(3,392)		(238)		1,816		(9,657)
Gross profit		6,664		2,225		74		116		9,079

	Year Ended December 31, 2008
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Selling expenses		(2,438)		(1,276)		(206)		373		(3,547)
General and administrative expenses		(1,225)		(331)		(77)		20		(1,613)
Other operating income (expenses), net		185		(171)		1,015		(1,657)		(628)

Operating income (loss)	R$	3,186	R$	447	R$	806	R$	(1,148)	R$	3,291

	Year Ended December 31, 2007
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	20,524	R$	5,561	R$	174	R$	(1,106)	R$	25,153
Taxes and deductions		(6,136)		(1,459)		(18)		44		(7,569)
Net operating revenues		14,388		4,102		156		(1,062)		17,584
Cost of goods sold and services rendered		(7,562)		(2,735)		(124)		1,165		(9,256)
Gross profit		6,826		1,367		32		103		8,328
Selling expenses		(2,084)		(799)		(22)		214		(2,691)
General and administrative expenses		(942)		(236)		(45)		—		(1,223)
Other operating income (expenses), net		42		(49)		2,249		(2,721)		(479)

Operating income (loss)	R$	3,842	R$	283	R$	2,214	R$	(2,404)	R$	3,935

	Year Ended December 31, 2006
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	20,730	R$	4,515	R$	87	R$	(1,100)	R$	24,232
Taxes and deductions		(6,180)		(1,213)		(9)		42		(7,360)
Net operating revenues		14,550		3,302		78		(1,058)		16,872
Cost of goods sold and services rendered		(7,974)		(2,427)		(57)		1,093		(9,365)
Gross profit		6,576		875		21		35		7,507
Selling expenses		(1,790)		(968)		(21)		186		(2,593)
General and administrative expenses		(947)		(203)		(56)		—		(1,206)
Other operating income (expenses), net		(719)		79		1,472		(1,596)		(764)

Operating income (loss)	R$	3,120	R$	(217)	R$	1,416	R$	(1,375)	R$	2,944

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	25,153	R$	27,197	8.1
Taxes and deductions		(7,569)		(8,461)	11.8

Net operating revenues		17,584		18,736	6.6
Cost of services and goods sold		(9,256)		(9,657)	4.3

Gross profit		8,328		9,079	9.0
Operating expenses:
Selling expenses		(2,691)		(3,547)	31.8
General and administrative expenses		(1,223)		(1,613)	31.9
Other net operating income (expenses)		(479)		(628)	31.1

Operating income before net interest expenses		3,935		3,291	(16.4)
Net interest expenses		(478)		(1,384)	189.5

Income before taxes and minority interest		3,456		1,907	(44.8)
Income and social contribution		(615)		(475)	(22.8)
Minority interest		(524)		(278)	(46.9)

Net income	R$	2,318	R$	1,154	(50.2)

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 8.1% in 2008, principally due to a 44.3% increase in gross operating revenues of our mobile services segment and a 0.3% increase in gross operating revenues of our fixed-line services segment, as discussed below.

Net operating revenues increased by 6.6% in 2008, principally due to a 36.9% increase in net operating revenues of our mobile services segment and a 0.8% increase in net operating revenues of our fixed-line services segment.

Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	6,980	6,911	(1.0)
Metered services	1,798	1,395	(22.4)
Fixed-line to mobile calls (VC1)	2,772	2,798	0.9
Other revenues	106	87	(17.9)

	11,656	11,192	(4.0)
Long-distance services:
Fixed-line to mobile calls (VC2 and VC3)	816	853	4.5
Intrasectorial	1,630	1,734	6.4
Intersectorial	436	398	(8.7)
Interregional	629	806	28.0
International	76	63	(17.1)

	3,587	3,854	7.4
Other fixed-line services:
Pre-paid calling cards for public telephones	1,106	656	(40.7)
Additional services	649	676	4.2
Advanced voice	228	216	(5.3)

	1,983	1,548	(21.9)
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	519	473	(8.9)
Mobile to fixed-line network use	171	475	177.8

	690	948	37.4
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)	1,121	1,391	24.1
Transmission — EILD	509	602	18.3
Dedicated Line Service — SLD	203	179	(11.8)
IP services	298	310	4.0
Switching packs and frame relay	217	227	4.6
Other services	260	329	26.5

	2,608	3,038	16.5

Total gross operating revenue	20,524	20,580	0.3
Value-added and other indirect taxes	(5,866)	(5,675)	(3.3)
Discounts and returns	(270)	(398)	47.4

Net operating revenue	14,388	14,507	0.8

Gross operating revenues of our fixed-line services segment increased by 0.3% in 2008, principally due to:

•	a 16.5% increase in gross operating revenues from data transmission services;

•	a 7.4% increase in gross operating revenue from long-distance services; and

•	a 37.4% increase in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these increases were almost entirely offset by:

•	a 4.0% decline in gross operating revenues from local services; and

•	a 21.9% decline in gross operating revenues from other fixed-line services, principally sales of pre-paid calling cards for use in public telephones.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 4.0% in 2008, primarily due to a 22.4% decline in gross operating revenues from metered services and a 1.0% decline in gross operating revenues from monthly subscription fees.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees declined by 1.0% in 2008, primarily as a result of a 2.0% decline in the number of lines in service to 13.9 million at December 31, 2008 from 14.2 million at December 31, 2007. The effects of this decline were partially offset by (1) rate increases for our basic service plans of 1.83% and 2.76% that were implemented in July 2007 and July 2008, respectively, and rate increases for our alternative plans that reflected increases in inflation of 2.14% in 2007 and 3.01% in 2008, as measured by the IST, and (2) a 23.7% increase in the number of subscriptions to our alternative plans to 6.4 million at December 31, 2008 from 5.2 million at December 31, 2007.

Metered Services

Gross operating revenues from metered services charges declined by 22.4% in 2008, principally as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, declined by 23.6% in 2008. The effects of this decline were partially offset by rate increases for billed local minutes of 1.83% and 2.76% that were implemented in July 2007 and July 2008, respectively.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services increased by 7.4% in 2008, primarily due to:

•	a 28.0% increase in gross operating revenues from interregional long-distance calls;

•	a 6.4% increase in gross operating revenues from intrasectorial long-distance calls; and

•	a 4.5% increase in gross operating revenues from fixed-to-mobile long-distance calls.

The effects of these increases were partially offset by an 8.7% decline in gross operating revenues from intersectorial long-distance calls.

Fixed-to-Mobile Long-Distance Calls

Gross operating revenues from long-distance calls originated on a fixed-line telephone and terminated on a mobile device, which are charged at the VC2 or VC3 rate, increased by 4.5% in 2008, principally as a result of (1) increases in the VC2 and VC3 rates of 2.88% and 2.76% that were implemented in July 2007 and July 2008, respectively, and (2) a 4.9% increase in total fixed-to-mobile minutes charged at VC2 rates to 304 billion in 2008 from 289 billion in 2007 and a 5.4% increase in total fixed-to-mobile minutes charged at VC3 rates to 295 billion in 2008 from 280 billion in 2007.

Other Long-Distance Calls

We account for calls (1) originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same sector, but in different local areas, which are charged at long-distance rates regulated in accordance with the distance separating callers, or (2) originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code (27)), which are charged at the VC2 or VC3 rate, as intrasectorial long-distance calls. A sector for purposes of fixed-to-fixed long-distance calls is a set of local areas, as established by ANATEL, which generally corresponds to a Brazilian state.

We account for calls (1) originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same service region, but in different sectors, which are charged at long-distance rates regulated in accordance with the distance separating callers, or (2) originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code (11)), which are charged at the VC2 or VC3 rate, as intersectorial long-distance calls. We account for calls involving callers in different service regions as interregional long-distance calls.

Gross operating revenues from interregional and intrasectorial long-distance calls increased by 28.0% and 6.4%, respectively, in 2008, principally as a result of (1) the 52.6% increase in the number of users of mobile devices in Region I in 2008, including the 33.7% increase in the number of our mobile customers in Region I, (2) the success of our “Oi ligadores” campaign, and (3) increases in our regulated long-distance rates of 1.83% and 2.76% that were implemented in July 2007 and July 2008, respectively. The effects of these increases were partially offset by a 9.0% decline in the total number of intersectorial long-distance minutes to 1,066 billion in 2008 from 1,171 billion in 2007, the effect of which was partially offset by the increases in our regulated long-distance rates that were implemented in July 2007 and July 2008.

Gross Operating Revenue from Other Fixed-Line Services

Gross operating revenues from other fixed-line services declined by 21.9% in 2008, primarily as a result of the 40.7% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones. Gross operating revenue from the sale of these cards declined principally due to the 30.5% decline in the number of public phone credits used to 5.7 billion in 2008 from 8.2 billion in 2007, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates. This decline was partially offset by rate increases for public phone usage of 1.83% and 2.53% that were implemented in July 2007 and July 2008, respectively.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network increased by 37.4% in 2008 as a result of a 177.8% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to (1) an increase in traffic as a result of callers taking advantage of mobile plans and promotions under which mobile service providers offer discounts on mobile-to-fixed minutes, and (2) to a lesser extent, increases in the TU-RL and TU-RIU rates of 1.83% and 2.76% that were implemented in July 2007 and July 2008, respectively.

The effects of this increase were partially offset by an 8.9% decline in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of the migration of fixed-to-fixed calls to mobile-to-fixed calls, principally attributable to offers by mobile service providers of minute-based plans and packages that include reduced charges for mobile-to-fixed calls. The effects of this migration were partially offset by the increases in the TU-RL and TU-RIU rates.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 32.8% in 2008 and 16.6% in 2007 represented interconnection fees paid by Oi for the use of Telemar’s fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 16.5% in 2008, principally due to:

•	a 24.1% increase in gross operating revenue from ADSL subscriptions;

•	an 18.3% increase in gross operating revenues from EILD services; and

•	a 26.5% increase in gross operating revenue from other data transmission services.

Gross operating revenues from ADSL subscriptions increased in 2008 primarily due to the 29.4% increase in the number of ADSL subscriptions in 2008 to 2.0 million at December 31, 2008 from 1.5 million at December 31, 2007, as a result of our continued focus on increasing Oi Velox’s penetration of our local fixed-line subscriber base. The effects of this increase were partially offset by a 5.8% decline in average revenues per line generated by ADSL subscriptions to R$43.7 in 2008 from R$46.4 in 2007. As of December 31, 2008, Oi Velox’s customer base represented 14.1% of our total fixed lines in service as compared to 10.7% as of December 31, 2007.

Gross operating revenue from EILD services increased in 2008 principally due to the increased number of rented circuits as a result of a growth in demand for these services. Of our gross operating revenues from EILD services, 8.7% in 2008 and 10.3% in 2007 represented fees paid by Oi for EILD services and was eliminated in the consolidation of our financial statements.

Gross operating revenues from other data transmission services are primarily generated by our ISP services and equipment rental. Gross operating revenues from other data transmission services increased in 2008 primarily due to (1) an increase of R$35 million in aggregate subscription fees received from subscribers of services provided by “Oi Internet,” our ISP, as a result of the increase in the number of our broadband services customers, (2) an increase of R$23 million related to rental of Customer Premises Equipment (CPE), which is a service that includes not only the rental of equipment, but also maintenance, installation, software updating and product warranties, (3) an increase of R$16 million in infrastructure rental, and (4) an increase of R$9 million in electronic transactions.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services declined by 3.3% in 2008, primarily reflecting the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the FUNTTEL. We are required to contribute 1.0% of our gross operating revenue from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) ICMS, to the FUST. We are required to contribute 0.5% of our gross operating revenue from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts

Discounts offered on our fixed-line services generally consist of rebates on pre-paid public calling cards and rebates on pulse-based revenues as a result of our migration from pulses to minutes. Discounts on our fixed-line services increased by 47.0% in 2008, primarily as a result of higher discounts made available to our costumers under our marketing campaigns.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the fixed-line services segment increased by 0.8% to R$14,507 million in 2008 from R$14,388 million in 2007.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Originating calls	1,658	2,692	62.4
Monthly subscription fees	937	1,399	49.3
Additional services	335	555	65.7
Sale of handsets and accessories	243	223	(8.2)
Roaming	114	130	14.0

	3,287	4,999	52.1
Data transmission services
Transmission — EILD	134	144	7.5
Dedicated Line Service — SLD	42	49	16.7
IP services	37	60	62.2
Switching packs and frame relay	69	62	(10.1)
Other services	76	120	57.9

	358	435	21.5
Remuneration for the use of the mobile network:
Fixed-line to mobile network use	1,001	1,560	55.8
Mobile to mobile network use	915	1,031	12.8

	1,916	2,591	35.3

Total gross operating revenue	5,561	8,025	44.3
Value-added and other indirect taxes	(1,039)	(1,516)	45.8
Discounts and returns	(420)	(892)	113.9

Net operating revenue	4,102	5,617	36.9

Gross operating revenues of our mobile services segment increased by 44.3% in 2008, primarily due to (1) a 52.1% increase in gross operating revenues from mobile telephone services, and (2) a 35.3% increase in remuneration for the use of our mobile network.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 52.1% in 2008, principally due to:

•

a 62.4% increase in gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, primarily as a result of (1) the 52.5% increase in the number of our mobile customers to 24.4 million at December 31, 2008 from 16.0 million at December 31, 2007, and (2) rate increases for our billed minutes that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST;

•

a 49.3% increase in gross operating revenue from monthly subscription fees, primarily due to (1) the increase in the number of subscribers to our post-paid plans, and (2) rate increases for our post-paid plans that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST; and

•

a 65.7% increase in gross operating revenues from additional services, such as fees for participating in the “Oi Ligadores” program, fees for Short Message Services, or SMS, sharing of infrastructure and other value-added services, primarily as a result of (1) a 77.3% increase in gross operating revenue from pre-paid SMS to R$269 million in 2008 from R$152 million in 2007, and (2) a 211.8% increase in gross operating revenues from subscription fees for data packages to R$26 million in 2008 from R$8 million in 2007.

The number of our pre-paid mobile customers increased by 53.6% in 2008 to 20.6 million at December 31, 2008 from 13.4 million at December 31, 2007, primarily as a result of (1) the success of our “Oi Ligadores” marketing campaign, which we launched in July 2007, (2) the addition of 1.3 million pre-paid customers to our customer base as a result of our acquisition of Amazônia Celular on April 3, 2008, and (3) the addition of approximately 1.9 million pre-paid customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008. As of December 31, 2008, pre-paid customers represented 84% of our mobile customer base.

The number of subscribers to our post-paid mobile plans increased by 47.4% in 2008 to 3.8 million at December 31, 2008 from 2.6 million at December 31, 2007, primarily as a result of (1) the success of our strategy of marketing our “Oi Conta Total” bundled plans to high-income customers, (2) the addition of approximately 161,000 post-paid customers to our customer base as a result of our acquisition of Amazônia Celular on April 3, 2008, and (3) the addition of approximately 20,000 post-paid customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008. As of December 31, 2008, post-paid customers represented 16% of our mobile customer base.

Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 2.9% to R$22.70 in 2008 from R$22.06 in 2007.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 35.3% in 2008 as a result of:

•

a 55.8% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to (1) the 52.5% increase in the number of our mobile customers during 2008 resulting in an increase in the number of minutes terminated on our mobile network, and (2) to a lesser extent, increases in our VU-M rates of 1.97% and 1.89% that were implemented in July 2007 and July 2008, respectively; and

•

a 12.8% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of other mobile service providers, primarily as a result of (1) the 52.5% increase in the number of our mobile customers during 2008 resulting in an increase in the number of minutes terminated on our mobile network, and (2) the increases in our VU-M rates that were implemented in July 2007 and July 2008.

Of the gross operating revenues from remuneration for use of the mobile network, 5.2% in 2008 and 4.6% in 2007 represented interconnection fees paid by Telemar for the use of Oi’s mobile network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 45.8% in 2008, primarily reflecting the growth in the gross operating revenue of our mobile services segment in 2008.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 113.9% in 2008, primarily as a result of higher rebates of subscription fees on our bundled plans and to our corporate customers and higher rebates on the sale of pre-paid telephone cards.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 36.9% to R$5,617 million in 2008 from R$4,102 million in 2007.

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered increased by 4.3% in 2008, principally due to a 24.0% increase in cost of goods sold and services rendered of our mobile services segment and a 3.7% increase in cost of goods sold and services rendered of our fixed-line services segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line services segment, 18.0% in 2008 and 13.3% in 2007 represented (1) interconnection fees paid by Telemar for the use of Oi’s mobile network to complete fixed-to-mobile calls, (2) fees paid by Telemar for the use of Oi’s wireless local loop technology, (3) customer loyalty campaigns, (4) EILD leasing and (5) collection commissions. These costs were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 10.1% in 2008 and 7.1% in 2007 represented (1) interconnection fees paid by Oi for the use of Telemar’s fixed-line network to complete mobile-to-fixed calls, (2) fees paid by Oi for EILD services, (3) collection commissions, and (4) leasing of infrastructure, towers, circuits and “102” service platform. These costs were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Interconnection	3,332	3,371	1.2
Depreciation	2,270	2,477	9.1
Network maintenance	1,363	1,467	7.6
Rental and insurance	655	711	8.5
Third-party services	452	423	(6.4)
Personnel	253	291	15.0
Materials	280	257	(8.2)
Costs of handsets and accessories	262	195	(25.6)
Concession contract renewal fee	96	117	21.9
Other costs of services rendered	293	348	18.8

Total cost of goods sold and services rendered	9,256	9,657	4.3

Cost of Goods Sold and Services Rendered of Our Fixed-Line Services Segment

Cost of goods sold and services rendered of our fixed-line services segment increased by 3.7% in 2008, principally due to:

•

a 9.4% increase in network maintenance costs to R$1,403 million in 2008 from R$1,282 million in 2007, primarily due to the growth of our “Oi Velox” services, which resulted in increased costs to set up “Oi Velox” in our customers’ homes, as well as maintenance costs relating to the expansion of our network, the effects of which were partially offset by a reduction in maintenance costs as a result of the replacement of outsourced service providers with our own employees for certain maintenance services beginning in June 2007;

•

a 3.1% increase in interconnection costs to R$3,271 million in 2008 from R$3,172 million in 2007, primarily as a result of an increase in the total number of minutes used by our fixed-line customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate, as well as increases in the VU-M rates of these mobile services providers that were implemented in July 2007 and July 2008; and

•

a 4.6% increase in depreciation costs to R$1,771 million in 2008 from R$1,693 million in 2007, primarily as a result of the growth in our property, plant and equipment as a result of the expansion of our broadband network and increased investments in our voice and data network in Region I.

The effects of these increases were partially offset by a 27.3% decline in materials costs to R$186 million in 2008 from R$256 million in 2007, primarily as a result of the reduction in the quantity of materials used in maintenance of our fixed-line network and a decrease in the quantity of fuel used in maintenance of our fixed-line network.

The gross profit of our fixed-line services segment declined by 2.4% to R$6,664 million in 2008 from R$6,826 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 47.4% in 2008 from 45.9% in 2007.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment increased by 24.0% in 2008, principally due to:

•

a 51.5% increase in interconnection costs to R$1,530 million in 2008 from R$1,010 million in 2007, primarily due to the 52.5% increase in the number of our mobile customers which resulted in an increase in the total number of minutes used by our mobile customers to make calls to customers of other mobile providers for which we pay interconnection fees at the VU-M rate, as well as increases in the VU-M rates of these mobile services providers that were implemented in July 2007 and July 2008; and

•

a 21.0% increase in depreciation and amortization costs to R$698 million in 2008 from R$577 million in 2007, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, including through the implementation of our mobile network in the State of São Paulo and through our acquisition of Amazônia Celular on April 3, 2008, and (2) increased amortization costs related to our acquisition of 2G radio frequency licenses and 3G radio frequency licenses at the end of 2007 and during 2008.

The effects of these increases were partially offset by a 25.6% decline in the cost of mobile handsets and accessories to R$195 million in 2008 from R$262 million in 2007, primarily due to a 41.8% decline in the number of mobile handsets sold as a result of our strategy of exiting the business of selling mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs.

The gross profit of our mobile services segment increased by 62.8% to R$2,225 million in 2008 from R$1,367 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 39.6% in 2008 from 33.3% in 2007.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 9.0% to R$9,079 million in 2008 from R$8,328 million in 2007. As a percentage of net operating revenue, gross profit increased to 48.5% in 2008 from 47.4% in 2007.

Operating Expenses

Selling Expenses

Selling expenses increased by 31.8% in 2008, principally due to a 59.8% increase in selling expenses of our mobile services segment and a 17.0% increase in selling expenses of our fixed-line segment.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment increased by 17.0% in 2008, principally due to:

•

a 55.1% increase in marketing expenses to R$549 million in 2008 from R$354 million in 2007, primarily due to higher spending on marketing campaigns, production, creation, events, market research and sponsorships; and

•

a 9.2% increase in expenses for third-party services to R$1,100 million in 2008 from R$1,007 million in 2007, primarily due to a 21.1% increase in call center expenses to R$345 million in 2008 from R$285 million in 2007 as a result of higher demand for our call center services related to the commencement of our mobile services in the State of São Paulo in October 2008 and an annual adjustment in the cost of these services under our contract with the service provider.

As a percentage of net operating revenues of this segment, selling expenses increased to 16.8% in 2008 from 14.5% in 2007.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 59.8% in 2008, principally due to:

•	a 58.8% increase in expenses for third-party services to R$797 million in 2008 from R$502 million in 2007, principally due to:

•

a 74.4% increase in sales commission to R$504 million in 2008 from R$289 million in 2007, primarily as a result of an increase in mobile handset activations and a 97.6% increase in subscriptions to our “Oi Conta Total” bundled plans,

•	a 51.4% increase in call center services to R$162 million in 2008 from R$107 million in 2007, primarily as a result of the growth in the customer base of our mobile services segment, and

•

a 23.6% increase in other third-party services expenses to R$131 million in 2008 from R$106 million in 2007, primarily due to higher costs related to logistics (mainly inventory and distribution costs related to mobile handsets and SIM cards), resulting from the growth in this segment’s customer base; and

•

a 125.0% increase in marketing expenses to R$270 million in 2008 from R$120 million in 2007, primarily due to higher spending on marketing campaigns, production, creation, events, market research, sponsorships and promotions, all to a large extent related to the launch of our mobile services in the State of São Paulo in October 2008.

As a percentage of net operating revenues of this segment, selling expenses increased to 22.7% in 2008 from 19.5% in 2007.

General and Administrative Expenses

General and administrative expenses increased by 31.9% in 2008, principally due to a 30.0% increase in operating expenses of our fixed-line segment and a 40.3% increase in selling expenses of our mobile services segment.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment increased by 30.0% in 2008, principally due to:

•

a 28.6% increase in expenses for third-party services to R$720 million in 2008 from R$560 million in 2007, principally due to (1) a 54.3% increase in consulting and legal expenses to R$284 million in 2008 from R$184 million in 2007, primarily as a result of consulting and legal costs relating to the Brasil Telecom Transaction, and (2) a 16.0% increase in other third-party expenses to R$436 million in 2008 from R$376 million in 2007, primarily as a result of an increase in data processing expenses as a result of the growth in our broadband customer base;

•

a 38.1% increase in depreciation expenses to R$134 million in 2008 from R$97 million in 2007, primarily due to our increased investments in the expansion of our network and data communications infrastructure at the end of 2007; and

•	a 14.3% increase in rental and insurance expenses to R$96 million in 2008 from R$84 million in 2007.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 40.3% in 2008, principally due to:

•

a 73.3% increase in expenses for third-party services to R$130 million in 2008 from R$75 million in 2007, principally due to (1) a 100.0% increase in consulting and legal expenses to R$48 million in 2008 from R$24 million in 2007, primarily related to the Brasil Telecom Transaction, and (2) a 60.8% increase in other third-party expenses to R$82 million in 2008 from R$51 million in 2007, primarily as a result of an increase in data processing expenses as a result of the growth in our mobile customer base;

•	an increase in rental and insurance expenses to R$28 million in 2008 from R$2 million in 2007; and

•

a 21.8% increase in personnel expenses to R$95 million in 2008 from R$78 million in 2007, primarily due to an increase in the number of employees of our mobile services segment as a result of the acquisition of Amazônia Celular on April 3, 2008 and the launch of our mobile services in the State of São Paulo in October 2008.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 25.0% to R$880 million in 2008 from R$704 million in 2007, primarily due to:

•

a 173.1% increase in recovered expenses to R$254 million in 2008 from R$93 million in 2007 primarily as a result of ICMS tax credits arising from billing cancellations and as a result of the renegotiation of “right of way” contracts with some public agencies;

•	a 12.8% increase in late-payment charges to R$203 million in 2008 from R$180 million in 2007; and

•

a 7.1% increase in rental of infrastructure to R$226 million in 2008 from R$211 million in 2007, primarily related to our rental of buildings and infrastructure to other mobile service providers for the installation of radio base stations.

The effects of these increases were partially offset by a 59.2% decrease in other revenues to R$20 million in 2008 from R$49 million in 2007.

Other Operating Expenses

Other operating expenses increased by 27.5% from R$1,183 million in 2007 to R$1,508 million in 2008, primarily due to:

•

R$315 million that we recorded in 2008 as litigation settlement payments relating to the contribution that we made to the settlement of certain outstanding litigation between the controlling shareholders of Invitel to facilitate our purchase of the shares of Invitel as part of the Brasil Telecom Transaction;

•	a 162.9% increase in losses on the disposition of permanent assets to R$92 million in 2008 from R$35 million in 2007, primarily relating to the write-off of certain network equipment;.

•	a 65.5% increase in employees’ profit sharing expenses to R$139 million in 2008 from R$84 million in 2007, mainly due to the performance of our company and attainment of our targets; and

•	an 8.4% increase in taxes to R$424 million in 2008 from R$391 million in 2007, mainly related to FUST and FUNTTEL.

The effects of these increases were partially offset by:

•	the full amortization of the goodwill related to our acquisition of Pegasus in 2007, which resulted in a charge of R$75 million in 2007 as compared to no charge in 2008; and

•	a non-recurring net loss caused by fire in the amount of R$53 million that was recorded in 2007.

Operating Income

As a result of the foregoing, our consolidated operating income declined by 16.4% to R$3,291 million in 2008 from R$3,935 million in 2007. As a percentage of net operating revenue, operating income declined to 17.6% in 2008 from 22.4% in 2007.

Operating Income of Our Fixed-Line Services Segment

The operating income of our fixed-line services segment declined by 17.1% to R$3,186 million in 2008 from R$3,842 million in 2007. As a percentage of the net operating revenues of this segment, operating income declined to 22.0% in 2008 from 26.7% in 2007.

Operating Income of Mobile Services Segment

The operating income of our mobile services segment increased by 58.0% to R$447 million in 2008 from R$283 million in 2007. As a percentage of the net operating revenues of this segment, operating income increased to 8.0% in 2008 from 6.9% in 2007.

Interest Expenses, Net

Interest Income

Interest income increased by 38.4% to R$1,330 million in 2008 from R$961 million in 2007, primarily due to a 86.2% increase in yield on marketable securities to R$825 million in 2008 from R$443 million in 2007 attributable to a 53.2% increase in our average cash and cash equivalent and financial investments balances invested in 2008 as compared to 2007 as well as a 3.0% increase in average interest rates in 2008 as compared to 2007.

Interest Expenses

Interest expenses increased by 88.3% to R$2,714 million in 2008 from R$1,439 million in 2007, primarily due to:

•

a R$1,375 million monetary and exchange variation loss on outstanding loans recorded in 2008 compared to R$440 million of monetary and exchange variation gains on outstanding loans in 2007, primarily attributable to the 24.2% depreciation of the real against the U.S. dollar in 2008 and the 38.6% depreciation of real against the Japanese yen in 2008; and

•

a 170.0% increase in interest on outstanding loans to R$998 million in 2008 from R$394 million in 2007, primarily as a result of our increased level of indebtedness, primarily attributable to the indebtedness that we incurred in 2008 to finance the Brasil Telecom Transaction.

The effects of these changes were partially offset by our recording of R$554 million in income from derivatives compared to R$649 million in losses from derivatives in 2007, principally attributable to the impact of the depreciation of the real against the relevant currencies in 2008.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the years ended December 31, 2008 and 2007. Income tax and social contribution was R$475 million in 2008 compared to R$615 million in 2007. The decrease in income tax and social contribution in 2008 as compared to 2007 primarily reflected the decline in income before income tax and social contribution in 2008. Our effective tax rate was 24.89% in 2008 as compared to 17.78% in 2007. The higher effective tax rate in 2008 was principally the result of a decrease in tax benefits from tax effects of interest on shareholders capital and tax incentives.

Net Income

Our consolidated net income declined by 50.2% to R$1,154 million in 2008 from R$2,318 million in 2007. As a percentage of net operating revenue, net income declined to 4.2% in 2008 from 9.2% in 2007.

Year Ended December 31, 2006 compared with Year Ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Gross operating revenues	24,232	25,153	3.8
Taxes and deductions	(7,360)	(7,569)	2.8

Net operating revenues	16,872	17,584	4.2
Cost of services and goods sold	(9,365)	(9,256)	(1.2)

Gross profit	7,507	8,328	10.9

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Operating expenses:
Selling expenses	(2,593)	(2,691)	3.8
General and administrative expenses	(1,206)	(1,223)	1.4
Other net operating income (expenses)	(764)	(479)	(37.3)

Operating income before net interest expenses	2,944	3,935	33.7
Net interest expenses	(1,294)	(479)	(63.0)

Income before taxes and minority interest	1,650	3,456	109.5
Income and social contribution	(59)	(614)	940.7
Minority interest	(291)	(524)	80.1

Net income	1,300	2,318	78.3

Operating Revenues

Gross operating revenues increased by 3.8% in 2007, principally due to a 23.2% increase in gross operating revenues of our mobile services segment, the effects of which were slightly offset by a 1.0% decline in gross operating revenues of our fixed-line services segment, as discussed below.

Net operating revenues increased by 4.2% in 2007, principally due to a 24.2% increase in net operating revenues of our mobile services segment, the effects of which were offset by a 1.1% decline in net operating revenues of our fixed-line services segment.

Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line services segment, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	6,688	6,980	4.4
Metered services	2,485	1,798	(27.6)
Fixed-line to mobile calls (VC1)	2,659	2,772	4.2
Other revenues	111	106	(4.5)

	11,943	11,656	(2.4)
Long-distance services:
Fixed-line to mobile calls (VC2 and VC3)	705	816	15.7
Intrasectorial	1,759	1,630	(7.3)
Intersectorial	502	436	(13.1)
Interregional	676	629	(7.0)
International	79	76	(3.8)

	3,721	3,587	(3.6)
Other fixed-line services:
Pre-paid calling cards for public telephones	1,117	1,106	(1.0)
Additional services	579	649	12.1
Advanced voice	239	228	(4.6)

	1,935	1,983	2.5
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	583	519	(11.0)
Mobile to fixed-line network use	214	171	(20.1)

	797	690	(13.4)

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)	935	1,121	19.9
Transmission — EILD	529	509	(3.8)
Dedicated Line Service — SLD	241	203	(15.8)
IP services	199	298	49.7
Switching packs and frame relay	209	217	3.8
Other services	221	260	17.6

	2,334	2,608	11.7

Total gross operating revenue	20,730	20,524	(1.0)
Value-added and other indirect taxes	(5,822)	(5,866)	0.8
Discounts and returns	(358)	(270)	(24.6)

Net operating revenue	14,550	14,388	(1.1)

Gross operating revenues of our fixed-line services segment declined by 1.0% in 2007, principally due to:

•	a 2.4% decline in gross operating revenues from local services;

•	a 3.6% decline in gross operating revenue from long-distance services; and

•	a 13.4% decline in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these declines were almost entirely offset by:

•	an 11.7% increase in gross operating revenues from data transmission services; and

•	a 2.5% increase in gross operating revenues from other fixed-line services.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 2.4% in 2007, primarily due to a 27.6% decline in gross operating revenues from metered services, the effects of which were partially offset by a 4.4% increase in gross operating revenues from monthly subscription fees, and a 4.2% increase in gross operating revenues from local fixed-to-mobile calls.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 4.4% in 2007, primarily as a result of (1) a 154.3% increase in the number of subscriptions to our alternative plans to 5.2 million at December 31, 2007 from 2.0 million at December 31, 2006, and (2) a rate increase for our basic service plans of 1.83% that was implemented in July 2007, and rate increases for our alternative plans that reflected increases in inflation of 3.20% in 2006 and 3.17% in 2007, as measured by the IST. The effects of these increases were partially offset by a 1.2% decline in the number of lines in service to 14.2 million at December 31, 2007 from 14.4 million at December 31, 2006.

Metered Services

Gross operating revenues from metered services charges declined by 27.6% in 2007, principally as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, declined by 33.3% in 2007. The effects of this decline were partially offset by a rate increase for billed local minutes of 1.83% that was implemented in July 2007.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, increased by 4.2% in 2007, principally as a result of (1) a 3.2% increase in the total number of local fixed-to-mobile minutes, and (2) an increase in the VC1 rate of 2.88% that was implemented in July 2007.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 3.6% in 2007, primarily due to:

•	a 7.3% decline in gross operating revenues from intrasectorial long-distance calls;

•	a 13.1% decline in gross operating revenues from intersectorial long-distance calls; and

•	a 7.0% decline in gross operating revenues from interregional long-distance calls.

The effects of these declines were partially offset by a 15.7% increase in gross operating revenues from fixed-to-mobile long-distance calls.

Fixed-to-Mobile Long-Distance Calls

Gross operating revenues from long-distance calls originated on a fixed-line telephone and terminated on a mobile device, which are charged at the VC2 or VC3 rate, increased by 15.7% in 2007, principally as a result of (1) a 6.6% increase in total minutes charged at VC2 rates to 289 billion in 2007 from 271 billion in 2006 and a 12.4% increase in total minutes charged at VC3 rates to 280 billion in 2007 from 249 billion in 2006, and (2) increases in the VC2 and VC3 rates of 7.99% and 2.88% that were implemented in March 2006 and July 2007, respectively.

Other Long-Distance Calls

Gross operating revenues from intrasectorial, intersectorial and interregional long-distance calls declined by 7.3%, 13.1% and 7.0%, respectively, in 2007 principally as a result of:

•	a 10.9% decline in the total number of intrasectorial long-distance minutes to 2,952 billion in 2007 from 3,314 billion in 2006;

•	a 10.1% decline in the total number of intersectorial long-distance minutes to 1,171 billion in 2007 from 1,303 billion in 2006; and

•	a 3.9% decline in the total number of interregional long-distance minutes to 1,044 billion in 2007 from 1,087 billion in 2006.

The effects of these declines were partially offset by an increase in our regulated long-distance rates of 1.83% that was implemented in July 2007.

Gross Operating Revenue from Other Fixed-Line Services

Gross operating revenues from other fixed-line services increased by 2.5% in 2007, primarily as a result of a 12.1% increase in gross operating revenue from additional services. The effects of this increase were partially offset by (1) a 1.0% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, and (2) a 4.6% decline in gross operating revenue from advanced voice services.

Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to the 20.4% decline in the number of public phone credits used to 8.2 billion in 2007 from 10.3 billion in 2006, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates. This decline was partially offset by a rate increase for public phone usage of 1.83% that was implemented in July 2007.

Additional Services

Gross operating revenues from additional services increased by 12.1% in 2007, primarily due to a 19.5% increase in gross operating revenues from call blocking, voicemail and caller identification services to R$546 million in 2007 from R$457 million in 2006.

Advanced Voice

Advanced voice services consist of “0300,” “0500,” “0800” and “0900” services for which we are generally paid a fixed monthly fee to provide a corporate customer with a contact number. Calls to these numbers may be charged to the caller or to the company (toll-free numbers). Gross operating revenues from advanced voice services declined by 4.6% in 2007, primarily due to a 15.4% decrease in the amount of traffic generated by these numbers.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network declined by 13.4% in 2007 as a result of:

•

an 11.0% decline in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of a 20.0% reduction of our TU-RL rates imposed by ANATEL on January 1, 2007, the effects of which were partially offset by an increase in fixed-to-fixed traffic terminating on our network; and

•

a 20.1% decline in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to (1) a 20.0% reduction in our TU-RL rates imposed by ANATEL on January 1, 2007, and (2) a decline in mobile-to-fixed line traffic terminating on our network.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 14.4% in 2007 and 11.5% in 2006 represented interconnection fees paid by Oi for the use of Telemar’s fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 11.7% in 2007, principally due to (1) a 19.9% increase in gross operating revenue from ADSL subscriptions, (2) a 49.7% increase in gross operating revenue from IP services, and (3) a 17.6% increase in gross operating revenue from other data transmission services. Of our gross operating revenues from EILD services, 9.9% in 2007 and 10.0% in 2006 represented fees paid by Oi for EILD services and was eliminated in the consolidation of our financial statements.

Gross operating revenues from ADSL subscriptions increased in 2007, primarily due to the 36.4% increase in the number of ADSL subscriptions in 2007 to 1.5 million at December 31, 2007 from 1.1 million at December 31, 2006 as a result of our continued focus on increasing Oi Velox’s penetration of our local fixed-line subscriber base. The effects of this increase were partially offset by a 15.2% decline in average revenues per line generated by ADSL subscriptions to R$46.4 in 2007 from R$54.7 in 2006. As of December 31, 2007, Oi Velox’s customer base represented 10.7% of our total fixed lines in service as compared to 7.8% as of December 31, 2006.

IP services consist of dedicated and dial-up internet access for ISPs, as well as VPN services that enable companies to establish intranets and extranets. Gross operating revenues from IP services increased in 2007 primarily due to substantially increased demand for internet access and other services in 2007 related to the Pan-American Games, an event that took place in Rio de Janeiro in July and August 2007.

Gross operating revenues from other data transmission services increased in 2007 primarily due to an increase of R$40.0 million in aggregate subscription fees received from subscribers of services provided by “Oi Internet,” our ISP, as a result of the increase in the number of our broadband services customers.

Charges against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services increased by 0.8% in 2007, primarily reflecting the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services.

Discounts

Discounts on our fixed-line services declined by 24.6% in 2007, primarily as a result of lower rebates on pre-paid public calling cards.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the fixed-line services segment declined by 1.1% to R$14,389 million in 2007 from R$14,550 million in 2006.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Originating calls	1,403	1,658	18.2
Monthly subscription fees	746	937	25.6
Additional services	277	335	20.9
Sale of handsets and accessories	319	243	(23.8)
Roaming	120	114	(5.0)

	2,865	3,287	14.7
Data transmission services
Transmission — EILD	126	134	6.3
Dedicated Line Service — SLD	39	42	7.7
IP services	34	37	8.8
Switching packs and frame relay	55	69	25.5
Other services	55	76	38.2

	309	358	15.9
Remuneration for the use of the mobile network:
Fixed-line to mobile network use	955	1,001	4.8
Mobile to mobile network use	386	915	137.0

	1,341	1,916	42.9

Total gross operating revenue	4,515	5,561	23.2
Value-added and other indirect taxes	(905)	(1,039)	14.8
Discounts and returns	(308)	(420)	36.4

Net operating revenue	3,302	4,102	24.2

Gross operating revenues of our mobile services segment increased by 23.2% in 2007, primarily due to (1) a 42.9% increase in remuneration for the use of our mobile network, and (2) a 14.7% increase in gross operating revenues from mobile telephone services.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 14.7% in 2007, principally due to:

•

an 18.2% increase in gross operating revenue from billed minutes, primarily as a result of (1) the 22.1% increase in the number of our mobile customers to 16.0 million at December 31, 2007 from 13.1 million at December 31, 2006, and (2) rate increases for our billed minutes that reflected increases of 3.20% in 2006 and 3.17% in 2007, as measured by the IST;

•

a 25.6% increase in gross operating revenue from monthly subscription fees, primarily due to (1) the increase in the number of subscribers to our post-paid plans, and (2) rate increases for our post-paid plans that reflected increases in inflation of 3.20% in 2006 and 3.17% in 2007, as measured by the IST; and

•

a 20.9% increase in gross operating revenues from additional services, primarily as a result of our receipt of fees charged to pre-paid mobile customers to permit them to participate in our “Oi Ligadores” program which we launched in July 2007, the effects of which were partially offset by a 16.5% decline in gross operating revenue from pre-paid SMS to R$152 million in 2007 from R$182 million in 2006.

The effects of these increases were partially offset by a 23.8% decline in gross operating revenue from the sale of handsets and accessories, primarily due to a 41.8% decrease in the number of mobile handsets sold as a result of our strategy of exiting the business of selling mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs. The effects of this decline were partially offset by an increase in the sale of SIM cards.

The number of our pre-paid mobile customers increased by 25.2% in 2007 to 13.4 million at December 31, 2007 from 10.7 million at December 31, 2006, primarily as a result of the success of our “Oi Ligadores” marketing campaign, which we launched in July 2007. As of December 31, 2007, pre-paid customers represented 84% of our mobile customer base.

The number of subscribers to our post-paid mobile plans increased by 8.3% in 2007 to 2.6 million at December 31, 2007 from 2.4 million at December 31, 2006, primarily as a result of the success of our strategy of marketing our “Oi Conta Total” bundled plans to high-income customers. As of December 31, 2007, post-paid customers represented 16% of our mobile customer base.

Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 10.1% to R$22.06 in 2007 from R$20.04 in 2006.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 42.9% in 2007 as a result of:

•

a 137.0% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of mobile service providers, primarily as a result of (1) the impact of the transition to the “full billing” system for interconnection fees, which was in effect for all of 2007 and only five-and-one-half months in 2006, (2) the 22.2% increase in the number of our mobile customers during 2007 resulting in an increase in the number of minutes terminated on our mobile network, and (3) an increase in our VU-M rates of 1.97% that was implemented in July 2007.

•

a 4.8% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to (1) the 22.2% increase in the number of our mobile customers during 2007 resulting in an increase in the number of minutes terminated on our mobile network, and (2) the increase in our VU-M rates that was implemented in July 2007.

Of our gross operating revenues from remuneration for the use of the mobile network, 39.8% in 2007 and 54.6% in 2006 represented interconnection fees paid by Telemar for the use of Oi’s fixed line network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 14.8% in 2007, primarily reflecting the growth in the gross operating revenue of our mobile services segment in 2007.

Discounts

Discounts on our mobile services increased by 36.4% in 2007, primarily as a result of higher rebates on subscription fees to our corporate customers and higher rebates on the sale of pre-paid telephone cards.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 24.2% to R$4,103 million in 2007 from R$3,302 million in 2006.

Cost of Goods Sold and Services Rendered

Cost of goods sold and services rendered declined by 1.2% in 2007, principally due to a 5.2% decline in cost of goods sold and services rendered of our fixed-line services segment, the effects of which were partially offset by a 12.7% increase in cost of goods sold and serviced rendered of our mobile services segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line services segment, 13.3% in 2007 and 11.1% in 2006 represented (1) interconnection fees paid by Telemar for the use of Oi’s mobile network to complete fixed-to-mobile calls, (2) fees paid by Telemar for the use of Oi’s wireless local loop technology, (3) customer loyalty campaigns, (4) EILD leasing and (5) collection commissions. These costs were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 7.1% in 2007 and 9.2% in 2006 represented (1) interconnection fees paid by Oi for the use of Telemar’s fixed-line network to complete mobile-to-fixed calls, (2) fees paid by Oi for EILD services, (3) collection commissions and (4) leasing of infrastructure, towers, circuits and “102” service platform. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Interconnection	2,792	3,332	19.3
Depreciation	2,771	2,270	(18.1)
Network maintenance	1,378	1,363	(1.1)
Rental and insurance	595	655	10.1
Third-party services	348	452	29.9
Personnel	192	253	31.8
Materials	288	280	(2.8)
Costs of handsets and accessories	578	262	(54.7)
Concession contract renewal fee	139	96	(30.9)
Other costs of services rendered	284	293	3.2

Total cost of goods sold and services rendered	9,365	9,256	(1.2)

Cost of Goods Sold and Services Rendered of Our Fixed-Line Services Segment

Cost of goods sold and services rendered of our fixed line services segment declined by 5.2% in 2007, principally due to a 24.8% decline in depreciation costs to R$1,693 million in 2007 from R$2,251 million in 2006, primarily due to the increase in the amount of our fixed-line equipment that has been fully depreciated. The effects of this decline were partially offset by:

•

a 2.8% increase in interconnection costs to R$3,172 million in 2007 from R$3,087 million in 2006, primarily as a result of an increase in the VU-M rates of mobile services providers that were implemented in July 2007; and

•

a 5.1% increase in network maintenance costs to R$1,282 million in 2007 from R$1,220 million in 2006, primarily due to the growth of our “Oi Velox” services, which resulted in increased costs to set up “Oi Velox” in our customers’ homes, as well as maintenance costs relating to the expansion of our network, the effects of which were partially offset by a reduction in maintenance costs as a result of the replacement of outsourced service providers with our own employees for certain maintenance services beginning in June 2007.

The gross profit of our fixed-line services segment increased by 3.8% to R$6,826 million in 2007 from R$6,576 million in 2006. As a percentage of net operating revenue of this segment, gross profit increased to 47.4% in 2007 from 45.2% in 2006.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment increased by 12.7% in 2007, principally due to:

•

a 94.6% increase in interconnection costs to R$1,010 million in 2007 from R$519 million in 2006, primarily as a result of (1) the impact of the transition to the “full billing” system for interconnection fees, which was in effect for all of 2007 and only five-and-one-half months in 2006, (2) the 22.1% increase in the number of our mobile customers which resulted in an increase in the total number of minutes used by our mobile customers to make calls to customers of other mobile providers for which we pay interconnection fees at the VU-M rate, and (3) an increase in the VU-M rates of mobile services providers that were implemented in July 2007; and

•

an 11.2% increase in depreciation and amortization costs to R$577 million in 2007 from R$519 million in 2006, primarily as a result of the growth in our property, plant and equipment as a result of the expansion of our mobile network.

The effects of these increases were partially offset by

•

a 54.7% decline in the cost of mobile handsets and accessories to R$262 million in 2007 from R$578 million in 2006, primarily due to a 38.9% decrease in the number of mobile handsets sold as a result of our strategy of exiting the business of selling mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs; and

•

a 38.9% decline in network maintenance costs to R$96 million in 2007 from R$157 million in 2006, primarily due to our replacement of outsourced service providers with our own network management center, which reduced our maintenance costs but increased our personnel costs.

The gross profit of our mobile services segment increased by 56.2% to R$1,367 million in 2007 from R$875 million in 2006. As a percentage of net operating revenue of this segment, gross profit increased to 33.3% in 2007 from 26.5% in 2006.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 10.9% to R$8,328 million in 2007 from R$7,507 million in 2006. As a percentage of net operating revenue, gross profit increased to 47.4% in 2007 from 44.5% in 2006.

Operating Expenses

Selling Expenses

Selling expenses increased by 3.8% in 2007, principally due to a 16.4% increase in selling expenses of our fixed-line segment, offset by a 17.5% decline in operating expenses of our mobile services segment.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment increased by 16.4% in 2007, principally due to:

•

a 40.6% increase in provision for doubtful accounts to R$544 million in 2007 from R$387 million in 2006, primarily due to our implementation of a more flexible credit history and minimum income policy for new clients in our fixed-line business, which resulted in an increase in our provision for doubtful accounts as a percentage of our gross profit to 6.5% in 2007 from 5.2% in 2006;

•

a 39.4% increase in marketing expenses to R$354 million in 2007 from R$254 million in 2006, primarily due to our marketing campaigns to consolidate the “Oi” brand and our sponsorship of the Pan-American Games; and

•

a 6.8% increase in expenses for third-party services to R$1,007 million in 2007 from R$943 million in 2006, principally due to a 25.4% increase in sales commissions to R$262 million in 2007 from R$209 million in 2006, primarily as a result of an increase in marketing of our “Oi Velox” services.

As a percentage of net operating revenues of this segment, selling expenses increased to 14.5% in 2007 from 12.3% in 2006.

Mobile Services Segment

Selling expenses of our mobile services segment declined by 17.5% in 2007, principally due to:

•	an 16.5% decline in expenses for third-party services to R$502 million in 2007 from R$601 million in 2006, principally due to:

•

a 43.8% decline in other third-party services expenses to R$68 million in 2007 from R$121 million in 2006, primarily due to lower costs related to data processing services provided by third parties, such as the upgrade and development of software and hardware maintenance, and to lower costs related to consulting services; and

•

a 12.4% decline in sales commission to R$289 million in 2007 from R$330 million in 2006, primarily as a result of the 19.8% decline in the number of new subscriber activations under our post-paid mobile plans in 2007; and

•	a 43.4% decline in marketing expenses to R$120 million in 2007 from R$212 million in 2006, primarily due to reduced spending on sponsorships and market research.

As a percentage of net operating revenues of this segment, selling expenses declined to 19.5% in 2007 from 29.3% in 2006.

General and Administrative Expenses

General and administrative expenses increased by 1.4% in 2008, principally due to a 16.3% increase in selling expenses of our mobile services segment.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment declined by 0.5% in 2007, principally due to a 21.8% decline in depreciation expenses to R$97 million in 2007 from R$124 million in 2006, primarily due to the increased amount of fixed-line equipment that we had fully depreciated. The effects of this decline were partially offset by an 8.5% increase in expenses for third-party services to R$560 million in 2007 from R$516 million in 2006, principally due to (1) an 11.0% increase in other third parry services, from R$200 million in 2006 to R$222 million in 2007, (2) an 11.0% increase in expenses related to third data services to R$130 million in 2007 from R$117 million in 2006, and a 4.5% increase in consulting and legal expenses to R$184 million in 2007 from R$176 million in 2006.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 16.3% in 2007 to R$236 million from R$203 million in 2006.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 25.9% to R$704 million in 2007 from R$559 million in 2006, primarily due to:

•	a R$65 million non-recurring gain on disposal of permanent assets in 2007; and

•	a 151.4% increase in recovered expenses to R$93 million in 2007 from R$37 million in 2006, mainly due to an increase in certain tax benefits.

The effects of these increases were partially offset by an 84.4% decline in bonuses and discounts to R$10 million in 2007 from R$64 million in 2006, as a result of the decrease in the volume of mobile handsets purchased from suppliers, as we sought to promote direct sales of mobile handsets from suppliers to stores that sell the mobile handsets directly to the public in connection with our strategy of selling SIM cards independently of mobile handsets.

Other Operating Expenses

Other operating expenses declined by 10.6% to R$1,183 million in 2007 from R$1,323 million in 2006, primarily due to a 50.2% decrease in provisions for contingencies from R$620 million in 2006 to R$309 million in 2007, mainly due to a reversal of provisions for labor contingencies as a result of a change in the method by which we estimate probable losses in connection with outstanding labor claims. See “—Critical Accounting Policies and Estimates—Contingencies—Labor Claims.”

The effects of this decline was partially offset by:

•	a non-recurring net loss caused by fire in the amount of R$53 million that was recorded in 2007;

•	R$44 million of share-based compensation recorded in 2007 as a result of a change in accounting policy; and

•	a 58.5% increase in employees’ profit sharing expenses to R$84 million in 2007 from R$53 million in 2006, mainly due to the performance of our company.

Operating Income

As a result of the foregoing, our consolidated operating income increased by 33.7% to R$3,935 million in 2007 from R$2,944 million in 2006. As a percentage of net operating revenue, operating income increased to 22.4% in 2007 from 17.4% in 2006.

Operating Income of Our Fixed-Line Services Segment

The operating income of our fixed-line services segment increased by 23.1% to R$3,842 million in 2007 from R$3,120 million in 2006. As a percentage of the net operating revenues, operating income of this segment increased to 26.7% in 2007 from 21.4% in 2006.

Operating Income (Loss) of Mobile Services Segment

The operating income of our fixed-line services segment was R$283 million in 2007 compared to an operating loss of R$217 million in 2006. As a percentage of the net operating revenues, operating income of this segment increased to 6.9% in 2007 from (6.6)% in 2006.

Interest Expenses, Net

Interest Income

Interest income increased by 31.0% to R$961 million in 2007 from R$733 million in 2006, primarily due to:

•	a 35.7% increase in interest and monetary variation on other assets to R$342 million in 2007 from R$252 million in 2006 as a result of a 160.0% increase in monetary adjustment of judicial deposits;

•

a 22.4% increase in yield on marketable securities to R$443 million in 2007 from R$362 million in 2006 attributable to a 34.5% increase in our average cash and cash equivalent and financial investments invested balances in 2007 as compared to 2006, offset by the 21.4% decrease in average interest rates in 2007 as compared to 2006; and

•	a 45.7% increase in financial discounts to R$148 million in 2007 from R$102 million in 2006 obtained as a result of advanced payments to suppliers.

Interest Expenses

Interest expenses decreased by 29.0% to R$1,439 million in 2007 from R$2,027 million in 2006, primarily due to:

•

a 76.9% decline in monetary correction of provisions for contingencies to R$81 million in 2007 from R$350 million in 2006, primarily attributable to the reversal of provisions for labor contingencies as a result of the change in the method by which we estimate probable losses in connection with outstanding labor claims (see “—Critical Accounting Policies and Estimates—Contingencies—Labor Claims.”);

•

a 27.9% decline in monetary and exchange variation on outstanding loans to R$440 million in 2007 from R$344 million in 2006, primarily attributable to the 20.7% appreciation of the real against the U.S. dollar in 2007 and the 13.4% appreciation of real against the Japanese yen in 2007;

•

a 12.8% decline in losses from derivatives to R$649 million in 2007 from R$744 million in 2006, principally attributable to a decrease in the notional value of our hedging agreements in 2007 compared to 2006; and

•

a 20.0% decline in interest on debentures to R$257 million in 2007 from R$322 million in 2006, primarily as a result of a 21.4% decrease in average interest rates in 2007 as compared to 2006 and our lower level of indebtedness in 2007 as compared to 2006.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the years ended December 31, 2007 and 2006. Income tax and social contribution was R$877 million in 2007 compared to R$210 million in 2006. The increase in income tax and social contribution in 2007 as compared to 2006 reflected mainly the increase in income before income tax and social contribution in 2007. Our effective tax rate was 23.6% in 2007 as compared to 11.6% in 2006. The higher effective tax rate in 2007 was principally the result of the relatively higher recognition of tax loss carryforwards in 2006 as compared to 2007. In 2006, our mobile services subsidiary, Oi, which commenced operations in 2002 and first generated positive net income in 2006, was able to recognize R$216 million in tax loss carryforwards in that year. It recognized its remaining tax loss carryforwards in the amount of R$97 million in 2007.

Net Income

Our consolidated net income increased by 78.3% to R$2,318 million in 2007 from R$1,300 million in 2006. As a percentage of net operating revenue, net income increased to 13.2% in 2007 from 7.7% in 2006.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•

funds required for potential acquisitions of equity interests in other telecommunications providers, including funds used for the Brasil Telecom Transaction and the acquisition of Amazônia Celular, and funds to be used in 2009 to acquire additional common shares of Brasil Telecom Holding and Brasil Telecom in mandatory tender offers; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During 2008, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2008, our consolidated cash and cash equivalents and financial investments amounted to R$10,738 million. At December 31, 2008, we had working capital of R$8,013 million. We believe that our working capital is sufficient for our present requirements.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$9,164 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2009, and approximately R$16,009 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2010 and 2011. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$5,738 million in 2008, R$5,233 million in 2007 and R$4,255 million in 2006. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$6,386 million in 2008, R$4,039 million in 2007 and R$2,670 million in 2006.

During 2008, investing activities for which we used cash primarily consisted of (1) investments of R$5,061 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment, and (2) net investments of R$3,282 million, primarily related to our acquisition of preferred shares of Brasil Telecom Holding and Brasil Telecom through open market purchases and tender offers for these shares and our acquisition of Amazônia Celular. During 2008, we also increased our financial investments by R$1,989 million, primarily due to a higher cash position in the period.

During 2007, investing activities for which we used cash primarily consisted of (1) investments of R$2,597 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment, and (2) redemptions of R$1,398 million in financial investments, primarily due to a lower cash position in the period.

During 2006, investing activities for which we used cash primarily consisted of investments of R$2,382 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment.

Cash Flows from Financing Activities

Financing activities provided net cash of R$6,685 million in 2008, and used net cash of R$609 million in 2007 and R$944 million in 2006.

During 2008, our principal sources of borrowed funds consisted of:

•	R$4,300 million aggregate principal amount borrowed under an unsecured line of credit in May 2008;

•	US$192 million aggregate principal amount borrowed under an export credit facility that we entered into in June 2008;

•	US$250 million aggregate principal amount borrowed under a credit facility that we entered into in July 2008;

•	R$3,600 million aggregate principal amount of promissory notes issued in August 2008;

•	R$467 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006; and

•	R$2,000 million aggregate principal amount of promissory notes issued in December 2008.

We used cash to pay dividends and interest on shareholders’ equity in the aggregate amount of R$672 million in April 2008 and an extraordinary dividend in the aggregate amount of R$1,200 million in September 2008. During 2008, we also used cash to repay R$2,599 million of our outstanding long-term indebtedness.

During 2007, our principal sources of borrowed funds consisted of:

•	R$700 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006;

•	R$440 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in July 2007; and

•	US$360 million aggregate principal amount borrowed under a syndicated credit facility with Citibank Tokyo that we entered into in September 2007.

During 2007, we used cash to repay R$1,701 million of our outstanding long-term indebtedness. We also used cash to pay dividends and interest on shareholders’ equity in the aggregate amount of R$406 million in 2007.

During 2006, our principal sources of borrowed funds consisted of:

•	R$2,160 million aggregate principal amount of nonconvertible debentures issued in March 2006; and

•	R$810 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006.

During 2006, we used cash to repay R$4,289 million of our outstanding long-term indebtedness. We also used cash to pay dividends and interest on shareholders’ equity in the aggregate amount of R$945 million in 2006.

Indebtedness and Financing Strategy

At December 31, 2008, our total outstanding indebtedness on a consolidated basis was R$20,033 million (excluding swap adjustments of R$509 million), consisting of R$4,047 million of short-term indebtedness, including the current portion of long-term indebtedness (or 19.7% of our total indebtedness), and R$16,495 million of long-term indebtedness (or 80.3% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness at December 31, 2008 was R$16,059 million (excluding swap adjustments of R$509 million), or 80.2% of our total indebtedness, and our foreign currency-denominated indebtedness was R$3,975 million, or 19.8% of our total indebtedness. At December 31, 2008, our real-denominated indebtedness (excluding swap adjustments) bore interest at an average rate of 12.5% per annum, and our foreign currency denominated debt bore interest at an average rate of 4.7% per annum for loans denominated in U.S. dollars, 1.6% per annum for loans denominated in Japanese Yen, and 8.9% for loans represented by the foreign currency basket of BNDES. At December 31, 2008, 8.9% of our debt bore interest at floating rates, including the effect of swap adjustments.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the proceeds of long-term loans and long-term debt securities, to increase our liquidity levels and improve our strategic, financial and operational flexibility. In light of recent market conditions, we have entered into certain short-term debt instruments for the financing of the Brasil Telecom Transaction. Once market conditions normalize, we plan to return to the strategy of extending the average term of our indebtedness. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to affect adversely our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including the current portion of long-term loans and financings and debentures, was R$4,047 million at December 31, 2008. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities. However, in light of recent market conditions, we have entered into certain short-term debt instruments for the financing of the Brasil Telecom Transaction. We believe that we will be able to refinance these short-term debt instruments prior to their maturity with the proceeds of long-term debt instruments.

In December 2008, we issued promissory notes in the aggregate amount of R$2,000 million to finance the Brasil Telecom Transaction. These promissory notes will mature in December 2009. These promissory notes bear interest at the CDI rate plus 3.00% per annum. Interest on these promissory notes is payable at maturity.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2008.

Instrument	Outstanding Principal Amount	Final Maturity
Fixed-Rate Notes
8.00% Senior notes due 2013	R$351 million	December 2013
Debentures:
Debentures due 2011	R$1,620 million	September 2011
Debentures due 2013	R$540 million	March 2013

Instrument	Outstanding Principal Amount	Final Maturity
Brasil Telecom Transaction financing:
Line of credit	R$4,300 million	May 2016
Promissory notes	R$3,600 million	August 2010
BNDES facilities:
December 2003 credit facility:
Real-denominated loan	R$86 million	January 2011
Currency-basket-denominated loan	R$16 million	January 2011
September 2004 credit facility	R$271 million	October 2012
November 2006 credit facility	R$1,786 million	June 2014
July 2007 credit facility	R$467 million	January 2015
Credit facilities with export credit agencies:
August 2001 JBIC loan agreement	R$60 million	January 2010
December 2002 JBIC loan agreement	R$144 million	January 2011
FINNVERA export credit facility	R$448 million	December 2018
Nordic Investment Bank credit facility:
A Loan	R$234 million	July 2018
B Loan	R$351 million	July 2015
Commercial bank credit facilities:
ABN credit facility	R$283 million	November 2012
Citibank Tokyo syndicated credit facility	R$1,014 million	September 2017

Some of our debt instruments require that both TNL and Telemar comply with financial covenants. The most restrictive financial covenants that could lead to an acceleration of this indebtedness are as follows: (i) the obligation to maintain a total debt to EBITDA ratio of less than or equal to 4.00 to 1.0 at the end of and for each fiscal quarter until maturity; and (ii) the obligation to maintain a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.0 at the end of and for each fiscal quarter until maturity.

Our debt instruments with BNDES contain specific financial covenants, of TNL and Telemar relating to the maintenance of the following ratios:

•	our ratio of shareholders’ equity to total assets;

•	our ratio of EBITDA to net operating revenue;

•	our ratio of EBITDA to interest expense;

•	our ratio of total debt to EBITDA; and

•	our ratio of short-term debt minus cash to EBITDA.

Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with:

•	either the EBITDA to interest expense ratio covenant or the total debt to EBITDA ratio covenant; or

•	a combination of any two of: the shareholders’ equity to total asset ratio covenant, the EBITDA to net operating revenue ratio covenant and the short-term debt minus cash to EBITDA ratio covenant.

At December 31, 2008, we were not in compliance with the shareholders’ equity to total assets ratio covenant or the EBITDA to net operating revenue ratio covenant. In 2009, BNDES granted us a waiver in respect of the breach of these two financial covenants up to and including December 31, 2009.

At December 31, 2008, Brasil Telecom was in compliance with the financial covenants in its debt instruments. However, as a result of certain adjustments to contingencies in 2009, Brasil Telecom expects that it will not comply with certain covenants set forth in its debt instruments as of June 30, 2009. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, Brasil Telecom is not in compliance with the covenants containing these ratios. Brasil Telecom is currently seeking waivers from these creditors in respect of the anticipated breach of these covenants.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2008, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Senior Notes

On December 18, 2003, we issued and sold US$300 million aggregate principal amount of our 8.00% senior notes due 2013. These notes are insured against political risk. Interest on these notes is payable semi-annually in arrears in June and December of each year and these notes mature in December 2013, unless extended for a period of up to 18 months from the expected maturity date as a result of the existence on the expected maturity date of a currency inconvertibility/non-transfer event under the political risk insurance policy that covers these notes. These notes are redeemable at a percentage of their principal amount beginning in December 2008. In December 2005, we repurchased US$150 million aggregate principal amount of these notes upon the completion of a tender offer for these notes.

Debentures

In March 2006, we issued non-convertible debentures in two series. The first series of debentures, in an aggregate principal amount of R$1,620 million, will mature in March 2011, and the second series of debentures, in an aggregate principal amount of R$540 million, will mature in March 2013. The first series of debentures bears interest at a rate of 103% of the CDI rate per annum, and the second series of debentures bears interest at a rate of the CDI rate plus 0.55% per annum. Interest on these debentures is payable semi-annually in arrears in March and September of each year.

Line of Credit

In May 2008, we entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the Brasil Telecom Transaction. The loans under this line of credit bear interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year. The principal of these loans is payable in seven equal annual installments, commencing in May 2010.

Promissory Notes

In August 2008, we issued promissory notes in an aggregate principal amount of R$3,600 million to finance the Brasil Telecom Transaction. These promissory notes will mature in August 2010. These promissory notes bear interest at the CDI rate plus 1.60% per annum. Interest on these promissory notes is payable annually in arrears August of each year, beginning in August 2009.

BNDES Facilities

December 2003 Credit Facility

In December 2003, we entered into a credit facility with BNDES under which BNDES disbursed two loans in an aggregate principal amount equivalent to R$520 million. The proceeds of this credit facility were used to fund our investment plan for the period from 2002 to 2004 and the expansion of our telecommunications plant (voice, data and video), and to make operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at that time.

The real-denominated loan under this credit facility bears interest at the TJLP rate plus 4.5% per annum. The currency basket-denominated loan under this credit facility bears interest at the UMBNDES rate, which is set by BNDES for its loans in foreign currency, plus 4.5% per annum. Interest on both loans is payable monthly in arrears through maturity. The outstanding principal amount of both loans is payable in 69 equal monthly installments which commenced in May 2005. At December 31, 2008, the outstanding principal amount under the real-denominated loan was R$86 million, and the outstanding principal amount under the currency basket-denominated loan was US$16 million.

September 2004 Credit Facility

In September 2004, we entered into a credit facility with BNDES under which BNDES disbursed a loan in the principal amount of R$663 million. The proceeds of this credit facility were used to fund the implementation of our mobile services network following the grant of our authorization to provide mobile services in Region I.

The loan under this credit facility bears interest at the TJLP rate plus 4.5% per annum, payable monthly in arrears through maturity. The outstanding principal amount of this loan is payable in 78 equal monthly installments which commenced in May 2006. At December 31, 2008, the outstanding principal amount under this loan was R$271 million.

November 2006 Credit Facility

In November 2006, we entered into a credit facility with BNDES under which BNDES disbursed two loans in the principal amounts of R$1,771 million (the A loan) and R$200 million (the B loan). The proceeds of this credit facility were received in disbursements of R$810 million in November 2006, R$700 million in September 2007 and R$467 million in August 2008, which were used to fund capital expenditures during the period between 2006 and 2008 related to the expansion of and technological enhancements to our fixed-line telecommunications network.

The A loan bears interest at the TJLP rate plus 4.5% per annum and the B loan bears interest at the TJLP rate plus 2.5% per annum. Interest on each of these loans is payable quarterly in arrears through June 2009 and monthly in arrears thereafter through maturity in June 2014. The outstanding principal amount of each of these loans is payable in 60 equal monthly installments commencing in July 2009. At December 31, 2008, the outstanding principal amount under these loans was R$1,786 million.

July 2007 Credit Facility

In July 2007, we entered into a credit facility with BNDES under which BNDES disbursed two loans in the principal amounts of R$367 million (the A loan) and R$100 million (the B loan). The proceeds of this credit facility were received in disbursements of R$290 million in July 2007, R$150 million in October 2007, R$10 million in October 2008 and R$17 million in November 2008, which were used to fund capital expenditures during the period between 2006 and 2008 related to the expansion of and technological enhancements to our mobile telecommunications network.

The A loan bears interest at the TJLP rate plus 4.5% per annum and the B loan bears interest at the TJLP rate plus 2.5% per annum. Interest on each of these loans is payable quarterly in arrears through January 2010 and monthly in arrears thereafter through maturity in January 2015. The outstanding principal amount of each of these loans is payable in 60 equal monthly installments commencing in February 2010. At December 31, 2008, the outstanding principal amount under these loans was R$467 million.

Credit Facilities with Export Credit Agencies

JBIC Loan Agreements

In August 2001, we entered into a loan agreement with Japan Bank for International Cooperation, or JBIC, under which JBIC disbursed a loan in the Yen-equivalent amount of US$300 million to finance the expansion of the telecommunication network of Telemar. This loan bears interest at 1.65% per annum. Interest on this loan is payable semi-annually in arrears through maturity in January 2010. The outstanding principal amount of this loan is payable in 16 equal semi-annual installments which commenced in July 2002. At December 31, 2008, the outstanding principal amount under this loan agreement was R$60 million.

In December 2002, we entered into a loan agreement with JBIC under which JBIC disbursed two loans in an aggregate Yen-equivalent amount of US$250 million. The proceeds of these loans were used to make investments necessary to meet the targets established in the General Plan on Universal Service for December 31, 2003, to improve the quality of our service quality, to invest in other business opportunities and invest in information technology. These loans bear interest at the rate of Japanese Yen LIBOR plus 1.25% per annum. Interest on this loan is payable semi-annually in arrears through maturity in January 2011. The outstanding principal amount of this loan is payable in 16 equal semi-annual installments which commenced in July 2003. At December 31, 2008, the outstanding principal amount under this loan agreement was R$144 million.

Export Credit Facility with FINNVERA

In June 2008, we entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$87 million and US$105 million under this export credit facility were received in August 2008 and December 2008, respectively. Additional disbursements under this export credit facility will be made as the investments take place through June 2010. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. At December 31, 2008, the outstanding principal amount under this export credit facility was R$448 million.

Credit Facility with Nordic Investment Bank

In July 2008, we entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to our infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. At December 31, 2008, the outstanding principal amount under these loans was R$585 million.

Credit Facilities with Commercial Banks

In August 2001, we entered into a credit facility with ABN AMRO Bank N.V., or ABN, as administrative agent and lead arranger, together with Oi’s principal suppliers (Nokia, Siemens and Alcatel) and other international banks, under which we received loans in the aggregate principal amount of US$1,400 million. The proceeds of this credit agreement were used to fund capital expenditures and working capital related to the launch of our mobile telecommunications services. The terms of this credit facility have been renegotiated four times, most recently in November 2007. Loans under this credit facility currently bear interest at the rate of LIBOR plus 0.25% to 0.76% per annum. Interest on each of these loans is payable quarterly in arrears through maturity in November 2012. The outstanding principal amount of these loans is payable in semiannual installments through maturity. At December 31, 2008, the outstanding principal amount under this credit facility was R$283 million.

In September 2007, we entered into a syndicated credit facility with Citibank Tokyo under which Citibank Tokyo disbursed loans in the aggregate principal amount of US$360 million. The proceeds of this credit facility were used to fund the expansion of and technological enhancements to our fixed-line telecommunications network.

Loans under this credit facility bear interest at the rate of Yen LIBOR plus 0.48% per annum. Interest on these loans is payable semi-annually in arrears through maturity in September 2017. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in September 2009. Payments of principal and interest under this credit facility are guaranteed by JBIC. At December 31, 2008, the outstanding principal amount under this credit facility was R$1,014 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments at December 31, 2008:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings(1)	R$	3,948.9	R$	7,800.1	R$	3,312.4	R$	3,190.3	R$	18,251.7
Debentures(2)		98.3		1,620.0		540.0		32.4		2,290.7
Rights of use(3)		31.5		61.9		61.9		141.5		296.8
Capital lease obligations		21.0		5.2		—		—		26.2
Concession fees(4)		234.9		234.9		234.9		1,409.4		2,114.1
Usage rights(5)		150.0		—		109.6		794.5		1,054.1
Operating leases		1,548.6		—		—		—		1,548.6
Pension plan contributions		131.1		287.3		329.7		1,047.3		1,795.4

Total contractual obligations and commitments	R$	6,164.3	R$	10,009.4	R$	4,588.5	R$	6,615.4	R$	27,377.6

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2008 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.

(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2008 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.

(3)	Consists of lease agreements for ducts and agreements for the right of passage on highways.

(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2026. These estimated amounts are calculated based on the amounts paid in 2007, the last year in respect of which payment has been made under the terms of the concession agreement.

(5)	Consists of payments due to ANATEL for radio frequency licenses.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil and labor of R$1,963 million at December 31, 2008. See “Item 8. Financial Information—Legal Proceedings” and note 26 to our audited consolidated financial statements included elsewhere in this annual report.

U.S. GAAP Reconciliation

Our net income in accordance with Brazilian GAAP was R$1,154 million in 2008, R$2,318 million in 2007 and R$1,300 million in 2006. Under U.S. GAAP, we would have reported net income of R$1,006 million in 2008, R$2,978 million in 2007 and R$1,201 million in 2006.

Our shareholders’ equity in accordance with Brazilian GAAP was R$9,591 million at December 31, 2008 and R$10,658 million at December 31, 2007. Under U.S. GAAP, we would have reported shareholders’ equity of R$9,494 million at December 31, 2008 and R$10,514 million at December 31, 2007

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2008, 2007 and 2006, as well as shareholders’ equity at December 31, 2008 and 2007, are described in note 36 to our audited consolidated financial statements included elsewhere in this annual report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	capitalized interest;

•	deferred charges;

•	business combinations and goodwill;

•	subsidies on postpaid mobile handsets;

•	FISTEL fee upon activation of new clients;

•	deferred revenue of prepaid calling cards for public telephones;

•	revenue rollover;

•	fair value of investment in Brasil Telecom;

•	prepaid pension plan costs;

•	other comprehensive deficit; and

•	dividends proposed but not yet declared.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors (conselho de administração) and our board of executive officers (diretoria) are responsible for operating our business.

Board of Directors

Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and our wholly-owned subsidiaries and controlled companies. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporation Law, our board of directors is also responsible for hiring independent accountants.

Our by-laws provide for a board of directors of up to thirteen members and their respective alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is currently composed of eight members and eight alternate members.

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2010. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by another member appointed by the chairman. The chairman of our board of directors is elected by the board of directors from among its members, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets on a quarterly basis and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	April 2007	59
José Augusto da Gama Figueira	Alternate	April 2004	61
Otávio Marques de Azevedo	Director	October 2003	58
Lúcio Otávio Ferreira	Alternate	May 2008	41
Alexandre Jereissati Legey	Director	May 2008	39
Carlos Francisco Ribeiro Jereissati	Alternate	April 2007	62
Pedro Jereissati	Director	May 2008	31
Roberto Schneider	Alternate	May 2008	59
Fernando Magalhães Portella	Director	May 2008	58
Carlos Jereissati	Alternate	May 2008	37
Álvaro Furtado de Andrade	Director	May 2008	50
João José de Araujo Pereira Pavel	Alternate	May 2008	49
João Pedro Amado Andrade	Director	May 2008	27
Rodrigo Werneck Gutierrez	Alternate	May 2008	26
Caio Marcelo de Medeiros Melo	Director	March 2007	35
Joaquim Dias de Castro	Alternate	May 2008	30

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has been the chairman of our board of directors since April 2007. Mr. Cunha has also been an alternate director of TmarPart since April 2008. He served as a member of the board of directors of Telemar from December 1999 to July 2002 before he rejoined the board of directors of Telemar, as chairman, in April 2007. Mr. Cunha has held several executive positions at BNDES and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from COPPE/Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Otavio Marques de Azevedo. Mr. Azevedo has served as a member of our board of directors since October 2003. Mr. Azevedo has served as a member of the board of directors of TmarPart since October 2004 and the chairman of the board of directors of TmarPart since April 2008. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He has served as the chief executive officer of AG Telecom Participações S.A., or AG Telecom, since April 2008 and has served as president of Grupo Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the chairman of ANATEL’s consulting board from February 2001 to February 2002. He served as an executive vice president of TNL from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. He was the vice president of Telebrás S.A. from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica de Minas Gerais.

Alexandre Jereissati Legey. Mr. Legey currently serves as a member of our board of directors and has served as an alternate director of TmarPart since April 2001. Mr. Legey has been a member of the finance committee of Telemar since its institution in 1999. He has been chief financial officer and investor relations officer of L.F. Tel S.A., or L.F. Tel, and La Fonte Telecom S.A. since 1998. Mr. Legey was officer of new business of Iguatemi Empresa de Shopping Center S.A. from January 2007 to January 2008. Mr. Legey holds a bachelor’s degree in chemical engineering from Universidade Federal do Rio de Janeiro and has an MBA from Massachusetts Institute of Technology. Mr. Legey is a nephew of our alternate director Carlos Francisco Ribeiro Jereissati, cousin of our director Pedro Jereissati and cousin of our alternate director Carlos Jereissati.

Pedro Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2008. Mr. Jereissati has served as a member of the board of directors of TmarPart since April 2006 and as chief executive officer and investor relations officer of TmarPart since April 2008. He has served as an alternate director of Telemar since 2002. Mr. Jereissati has also served as an officer of Instituto Telemar since April 2004. He has been a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, Jereissati Participações S.A. since April 2008, Contax Participações S.A. since April 2006, and was a member of the board of directors of Pegasus Telecom from August 2000 to December 2002. Mr. Jereissati joined the Jereissati Group in 1995 and worked in the operational area in Empresa de Shopping Centers S.A. He served as the New Business Director of Jereissati Participações S.A. from April 2001 until June 2006, and as Chief Financial Officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. He served as the New Business Director of Jereissati Participações S.A. from April 2001 until June 2006, and as Chief Financial Officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. Mr. Jereissati has served as an executive officer of LF Tel S.A. and La Fonte Telecom since May 2006. Mr. Jereissati holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado and has an MBA from the Kellogg School of Management at Northwestern University. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

Fernando Magalhães Portella. Mr. Portella currently serves as a member of our board of directors. He has been the chief executive officer of Organização Jaime Camara since July 2006. He has served as a member of the board of directors of Iguatemi Empresa de Shopping Center S.A. since January 2007 and as a member of the advisory council of Intermedica Sistema de Saude S.A. since February 2008. He was the vice-president of Citibank Brasil from 1986 through 1992 and a partner of Gemini Consulting from 1992 through 1996. He was also the CEO of Grupo de Comunicação O Dia and a member of the board of directors of the Associação Nacional de Jornais from 1996 to August 2003. Mr. Portella also served as the president of Associação Brasileira de Marketing e Negócios from 1999 through 2000. He was chief executive officer of Magalhães Portella & Associados from January 2004 to July 2006. Mr. Portella has a bachelor’s degree in agronomics engineering from UNESP and has an executive MBA from Columbia University. He is also an alumnus of the General Management Program and the Corporate Leader Program at Harvard Business School.

Álvaro Furtado de Andrade. Mr. Andrade currently serves as a member of our board of directors, having also served as a member of the boards of directors of Andrade Gutierrez S.A., Andrade Gutierrez Participações and Andrade Gutierrez Concessões since 2000. He is in charge of construction in the Andrade Gutierrez Group. He was an assistant engineer for the construction of tunnels, hydroelectric power plants, land leveling and pavement of roads from 1983 through 1988. He also served as chief construction engineer in the exploitation of uranium ore in Mina do Cerrado from 1989 through 1990. Mr. Andrade holds a bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica de Minas Gerais and has an MBA from Universidade São Paulo.

João Pedro Amado Andrade. Mr. Andrade currently serves as a member of our board of directors. He has also served as a member of the executive committee of Andrade Gutierrez since December 2003. Mr. Andrade holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Rio de Janeiro and studied business at The American University of Paris.

Caio Marcelo de Medeiros Melo. Mr. Melo currently serves as a member of our board of directors, and previously served as an alternate member of our board of directors from March 2007 to April 2008. Mr. Melo has worked for BNDES since 1998, where he has served as manager of the variable income area, manager of the fixed income area, head of the sewage and transportation departments, and most recently as the head of the monitoring department and portfolio management (capital markets area) since November 2006. He was a member of the investment committee of Santander Private Equity and a member of the fiscal council of Tupy S.A. from 2000 to 2001, a member of the board of directors of Aços Villares from 2003 to 2006, and a member of the board of directors of Tecnólogos S.A. from 2005 to 2006. Mr. Melo holds a bachelor’s degree in economics form Universidade de Brasília, and has a master’s degree in economics from FGV.

Alternate Directors

José Augusto da Gama Figueira. Mr. Figueira has served as an alternate member of our board of directors since April 2004, having previously served as an alternate member of our board of directors from 1998 to 2001. He has served as a director of TmarPart since April 2008, and an executive officer of TmarPart since June 1999. Mr. Figueira has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Lúcio Otávio Ferreira. Mr. Ferreira was elected as an alternate member of our board of directors in May 2008. He has served as financial officer of the holding company of Grupo Andrade Gutierrez S.A. since 2005 and as investor relations officer of Andrade Gutierrez Participações S.A. since September 2006. He has served as a member of the board of directors of Madeira Energia S.A. – MESA since November 2007. In February 2008, he was elected director of Luxemburgo Administração e Participações S.A. He is also a member of the board of directors of Andrade Gutierrez Concessões S.A. since April 2008. In June 2008, he was elected a member of the board of directors of Contax Participações S.A. He was the manager of project finance and project structuring at Andrade Gutierrez Concessões between 1997 and 2001, and financial manager until 2005. He worked at Grupo SINDI – Kit Eletro as Financial Manager between 1994 and 1996 and at Grupo Belgo Mineira between 1991 and 1994. Mr. Ferreira holds a bachelor’s degree in business administration from FUMEC MG and an executive MBA in finance from the Brazilian Capital Markets University (Instituto Brasileiro de Mercado de Capitais), or IBMEC, in Minas Gerais.

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors, having previously served as a member of our board of directors from August 1998 to April 2007, including as the chairman of our board of directors from August 1998 to August 2000, from November 2002 to October 2003, and from November 2005 to April 2007. He has also served as a member of the board of directors of TmarPart. Mr. Jereissati has been the chief executive officer of L.F. Tel since April 1999, and chairman of the board of directors of L.F. Tel since July 1999. He has been the chief executive officer of La Fonte Telecom S.A. since April 1984. Since 1970, Mr. Jereissati has served as the chief executive officer of the Jereissati Participações S.A., a holding company that controls several companies, including Iguatemi Empresa de Shopping Centers S.A. and La Fonte Telecom S.A. He has been a member of the board of directors of the BOVESPA, vice chairman of the board of directors of Companhia Vidraria Santa Marina (a member of the Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Malls, and member of the consultant council of the São Paulo State Union of Real Estate Companies. He holds a bachelor’s degree in economics from Mackenzie University of São Paulo. Mr. Jereissati is the father of our director Pedro Jereissati, father of our alternate director Carlos Jereissati and uncle of our director Alexandre Jereissati Legey.

Roberto Schneider. Mr. Schneider currently serves as an alternate member of our board of directors. He is the president of Grande Moinho Cearense, and the Associação dos Moinhos de Trigo do Norte e Nordeste do Brasil and

a member of the board of directors of Associação Brasileira da Industria do Trigo. He served as general manager of J. Macedo Alimentos from 2001 through 2004, vice-president of operations of Unilever - Bestfoods from 2000 through 2001 and operations officer of Arisco from 1993 through 2000. Mr. Schneider has a bachelor’s degree in chemical engineering and industrial chemistry from Universidade Oswaldo Cruz in São Paulo.

Carlos Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors. Mr. Jereissati has been the chief executive officer of Iguatemi Empresa de Shopping Centers S.A. since November 2006. From September 2005 to November 2006 he was superintendent officer of Iguatemi Empresa de Shopping Centers S.A., and from January 2003 to September 2005 he was managing officer of Iguatemi Empresa de Shopping Centers S.A. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our director Pedro Jereissati and cousin of our director Alexandre Jereissati Legey.

João José de Araujo Pereira Pavel. Mr. Pavel has served as an alternate member of our board of directors since May 2008 and an alternate member of the board of directors of Telemar since May 2008. He joined the Grupo Andrade Gutierrez in December 2003 in the investment area and became a manager of financial projects in August 2006. He worked at Light S.A. as manager of financial projects from August 2006 to April 2008 following the Andrade Gutierrez Group’s investment in Light S.A. in 2006. He returned to the investment area of Grupo Andrade Gutierrez in May 2008. He holds a bachelor’s degree in economics from IBMEC in Rio de Janeiro.

Rodrigo Werneck Gutierrez. Mr. Gutierrez currently serves as an alternate member of our board of directors, having previously worked in the execution of operations of Construtora Andrade Gutierrez between 2002 and 2004 and at Andrade Gutierrez Concessões between 2004 and 2006. He is a member of the board of directors and the executive committee of Grupo Andrade Gutierrez. Mr. Gutierrez holds a bachelor’s degree in business administration from FUMEC-MG.

Joaquim Dias de Castro. Mr. Castro currently serves as an alternate member of our board of directors. He has worked at BNDES since 2004 in a variety of positions, most recently as a capital markets manager for BNDES since November 2006. Mr. Castro worked at Fundação Embratel de Seguridade Social–TELOS, or TELOS, in 2003. Since April 2008, he has been serving as a member of the board of directors of Rede Energia S.A., Light Energia S.A. and CTX Participações S.A. He served as a member of the board of directors of Telemig Celular Participações S.A. from June 2003 to March 2004. Mr. Castro holds a bachelor’s degree in economics from Universidade Federal do Rio Grande do Sul, and a master’s degree in economics from Escola de Pós Graduação em Economia da Fundação Getúlio Vargas EPGE/FGV (Rio de Janeiro).

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer, a general superintendant officer and up to four additional officers, each responsible for business areas that our board of directors assigns to them. The board of directors is also responsible for attributing to one officer the responsibility of investor relations, which may be exercised in conjunction with executive functions. The members of our board of executive officers, other than our chief executive officer, chief financial officer and investor relations officer have no formal titles (other than the title of executive officer or “Diretor”).

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2010. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table sets forth certain information with respect to the current members of our board of executive officers:

Name	Position	Date of Appointment	Age
Luiz Eduardo Falco Pires Corrêa	President (Chief Executive Officer)	October 2002	48
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	November 2008	51
Paulo Altmayer Gonçalves	Officer	June 2006	59
Júlio Cesar Pinto	Officer	October 2002	56

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco has been our chief executive officer since October 2002. He worked for TAM S.A. from March 1982 to September 2001 in several capacities, including production manager, technology officer and as vice president of marketing and sales. Mr. Falco holds a bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica and has completed continuing education courses in marketing and finance at FGV.

Alex Waldemar Zornig. Mr. Zornig has been our chief financial officer and investor relations officer since November 2008. He began his career at PriceWaterhouse where he worked for 14 years (including three years in London) and last served in the capacity of an officer. He served as chief financial officer – head of corporate administrative services at BankBoston, where he worked for 13 years (including two years in Boston). He served as an officer at Banco Itaú from May 1993 to August 2007. Prior to joining our company, Mr. Zornig was an executive vice president at Banco Safra, where he was in charge of all support areas of the bank from September 2007 to November 2008. Mr. Zornig holds a bachelor’s degree in accounting from the Universidade de São Paulo, an MBA from FGV and a post-graduate degree from the London Business School.

Paulo Altmayer Gonçalves. Mr. Gonçalves has been one of our executive officers since June 2006. Mr. Gonçalves is our technology officer in charge of the engineering, operations, information technology and administrative services. Mr. Gonçalves started his professional career as a computer programmer in the data processing center of the Universidade Federal do Rio Grande do Sul where he became a professor of programming techniques. He has worked for companies such as Crefisul S.A., Companhia de Processamento de Dados do Estado do Rio Grande do Sul Procergs, Hewlett Packard HP and Digitel S.A. Indústria Eletrônica. In 1994, he participated in the start-up operations of trunking, digital and pager companies linked to the Mcom organization such as, Kathrein Mobilcom Brasil Ltda. and Mcomcast S.A. He has also served as sales and marketing officer for Telet S.A. (Claro), a mobile services provider, from October 1998 to September 2000. He was elected as an executive officer of Telemar in September 2000 with a mandate to acquire a mobile services authorization in Region I and lead the group that worked to obtain this authorization. After the company obtained its mobile services authorization in March 2001, Mr. Gonçalves was responsible for the implementation of Telemar’s mobile services network. He holds a bachelor’s degree in electronic engineering from Universidade Federal do Rio Grande do Sul.

Júlio Cesar Pinto. Mr. Pinto served as one of our executive officers and the officer responsible for our internal audit function since October 2002. Mr. Pinto has held several positions in the financial areas of large companies including MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose S.A., Xerox do Brasil S.A. and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from the Faculdade Morães Júnior, and he completed several courses in the United States, including the Stanford University Financial Management Program, the Xerox Corporation Middle Management Program and the Bourse Game for Citibank N.A.

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of between three and five members and their respective alternate members. The fiscal council is a separate corporate body independent of our board of directors, our board of executive officers and our independent accountants. The primary responsibility of the fiscal council is to review our management’s activities and our financial statements and to report their findings to our shareholders.

Our by-laws provide for a fiscal council of between three and five members and their respective alternate members. The members of our fiscal council are elected by our shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers, spouses or relatives of any member of our board of directors or our board of executive officers, or our employees. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of preferred shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates:

Name	Position	Member Since	Age
Sérgio Bernstein	Member	2008	72
Sidnei Nunes	Alternate	2007	49
Allan Kardec de Melo Ferreira	Member	2002	62
Dênis Kleber Gomide Leite	Alternate	2002	63
Fernando Linhares Filho	Member	2008	63
Aparecido Carlos Correia Galdino	Alternate	2008	58
Pedro Julio Pinheiro (1)	Member	2007	71
Dilson de Lima Ferreira Júnior (1)	Alternate	2008	56

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Sergio Bernstein. Mr. Bernstein has served as a member of our fiscal council since April 2008 and a member of the fiscal council of Telemar since April 2008. He has served as an alternate member of the board of directors and vice president of Jereissati Participações S.A. from 1990 to 2007. Mr. Bernstein is a civil engineer and has extensive experience serving as an officer of Brazilian companies. Mr. Bernstein started his career as a trainee in finance at General Electric S.A. in Brazil in 1961 where he held several managerial positions and was elected vice president of finance in 1984. Mr. Bernstein holds a bachelor’s degree in civil engineering from the National School of Engineering in Rio de Janeiro.

Allan Kardec de Melo Ferreira. Mr. Ferreira has served as a member of our fiscal council since April 2002 and has served as an alternate member of the fiscal council of TmarPart since April 2006. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities also include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at the Fundação Centro de Comércio Exterior, Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Fernando Linhares Filho. Mr. Linhares currently serves as a member of our fiscal council, and he has served as a member of the fiscal council of Telemar since May 2008 after previously serving as a member of the fiscal council of Telemar from 2002 through 2004. He has worked as a trader for various brokerage firms including CAPTA S.A. and Lincoln Rodrigues S.A., among others. He held various executive positions in companies such as Guanaminas S.A., SoValores S.A. and Patriarca Assessoria e Consultoria Ltda. He served as a member of the fiscal council of Telesp S.A. and Telerj S.A. in 2001. Mr. Linhares holds a bachelor’s degree in business administration from Faculdade Nacional de Ciências Econômicas.

Pedro Julio Pinheiro. Mr. Pinheiro was elected to our fiscal council as a nominee of our preferred shareholders. Mr. Pinheiro worked at Banco do Brasil and Caixa de Previdência dos Funcionários do Banco do Brasil–PREVI, or PREVI, from 1983 to 1995, where he held several executive positions. He has served as a member of the fiscal council of several companies, including Duratex S.A. from 2001 to 2004, and Bombril S.A. from April 2005 to July 2005. He holds a bachelor’s degree in business administration from Faculdade de Ciências Econômicas e Administração de Empresas Dr. Clóvis Salgado and an accounting certificate from Instituto Monitor de São Paulo.

Alternate Fiscal Council Members

Sidnei Nunes. Mr. Nunes has served as an alternate member of our fiscal council since April 2007. Mr. Nunes has also served as an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar since April 2007. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of La Fonte Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Denis Kleber Gomide Leite. Mr. Leite currently serves as an alternate member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2006 and an alternate member of the fiscal council of Telemar since April 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 up to December 1998; the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 up to December 1998; the commission for technical and political matters of TELEXPO from October 1993 up to December 1998; and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 up to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Aparecido Carlos Correia Galdino. Mr. Galdino currently serves as an alternate member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2008. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and La Fonte Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Dílson de Lima Ferreira Júnior. Mr. Ferreira was elected as an alternate member of our fiscal council as a nominee of our preferred shareholders. Mr. Ferreira has served as a financial management officer at Multi-Rio Operações Portuárias S.A. and Multi-Car Rio Terminal de Veículos S.A. since March 2000. Mr. Ferreira worked at Banco do Brasil’s international and internal auditing departments from 1976 to 2000, performing auditing activities in respect of the following branches and companies of the Banco do Brasil group: Banco do Brasil branches throughout Brazil, PREVI, BB-DTVM (a securities broker company), BB-Securities in London and Banco do Brasil in London. Mr. Ferreira holds a bachelor’s degree in business administration from Faculdade Moraes Junior and MBA degrees in auditing and finance from the University of São Paulo.

Compensation

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, our board of executive officers and our fiscal council. Our shareholders determine this aggregate compensation at the annual shareholders’ meeting. Once aggregate compensation is established, our board of directors is responsible for distributing such aggregate compensation individually to the members of our board of directors, our board of executive officers and our fiscal council in compliance with our by-laws. Our board of directors does not have a compensation committee.

The aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities, including share-based remuneration, was R$70 million in 2008. On April 14, 2009, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2009:

•	board of directors: an aggregate limit of approximately R$3.5 million;

•	board of executive officers: an aggregate limit of approximately R$4.5 million (excluding amounts paid as benefits, representation allowance or profit sharing); and

•	each regular member of our fiscal council: at least R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws).

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive an annual bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits.

Members of our board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Share Ownership

Our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Stock Option Plans

Our shareholders’ meeting held on April 11, 2007 approved a stock option plan. Under this stock option plan, our board of directors was granted the power to manage and periodically create new stock option plans.

The 2007 stock option plan covers 40 beneficiaries that, together, have been granted 1.31% of the subscribed and fully paid capital, or 5.1 million common shares. The options may be exercised in four equal annual lots, each lot representing 25% of the total granted options.

The grant price was based on the weighted average of the trading price at the BOVESPA in the 30 days immediately before the date the option was granted, and will be updated according to the variation of the IGP-M. See note 36(k) to our audited consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2008, we had a total of 10,982 employees. All of our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance.

The table below sets forth our breakdown of employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2006	2007	2008
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	4,158	6,435	6,684
Sales and marketing	1,833	1,765	2,403
Administrative support	818	825	923
Corporate management, budget and finance	814	911	972

Total	7,623	9,936	10,982

Number of employees by geographic location:
Rio de Janeiro	3,733	6,000	6,760
Regional Minas:
Minas Gerais	1,492	1,416	1,185
Espírito Santo	156	144	140
Regional Bahia:
Alagoas	71	74	70
Sergipe	60	58	57
Bahia	451	447	428
Regional Pernambuco:
Rio Grande do Norte	102	98	97
Paraíba	106	107	107
Pernambuco	335	336	327
Regional Ceará:
Amazonas	91	96	146
Roraima	19	19	31
Pará	186	199	367
Amapá	17	19	36
Maranhão	113	117	161
Piauí	83	88	83
Ceará	325	318	308
São Paulo	233	321	588
Porto Alegre	3	1	1
Brasília	41	71	84
Paraná	8	7	6

Total	7,623	9,936	10,982

As of December 31, 2008, Brasil Telecom Holding had a total of 20,541 employees. All of Brasil Telecom Holding’s employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth Brasil Telecom Holding’s breakdown of employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2006	2007	2008
Number of employees by category of activity:
Network operations	1,978	2,036	1,830
Sales and marketing	2,069	2,095	2,141
Information technology	358	304	332
Call center operations	104	10,860	14,064
Support areas	1,208	1,309	1,434
Authorized agents	118	165	650

Total	5,835	16,769	20,451

Number of employees by geographic location:
Goiás	338	4,138	6,779
Paraná	662	4,814	5,273
Federal District	2,129	2,175	2,377
Santa Catarina	804	1,997	2,107
Mato Gross do Sul	220	1,885	2,088
Rio Grande do Sul	687	685	682
São Paulo	463	527	587
Mato Grosso	227	229	226
Rondônia	149	152	156
Tocantins	55	56	57
Acre	41	42	43
Rio de Janeiro	34	39	42
Minas Gerais	7	7	8
Ceará	2	2	2
United States, Venezuela and the Bermuda Islands	17	21	24

Total	5,835	16,769	20,541

We negotiate separate collective bargaining agreements with the local unions in each of the states in Region I for Telemar and each of its subsidiaries operating in such states and in each of the states in Region II for Brasil Telecom and each of its subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2008, approximately 18% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. As of December 31, 2008, approximately 47.2% of Brasil Telecom’s employees were members of state labor unions associated either with Fenattel or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel Plan

Sistel is a private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including TNL and Brasil Telecom Holding. Sistel is self-funded and no longer admits new members. Although we no longer make contributions to Sistel, we are jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the Sistel Benefits Plan (Plano de Benefícios da Sistel), or PBS-A social security plan. As of December 31, 2008, the PBS-A plan had R$6,828 million of plan assets and the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel had R$614 million of assets.

PBS Telemar Plan

PBS Telemar was derived from the restructuring of Sistel and has the same characteristics as the Sistel benefit plan. Since the creation of the TelemarPrev plan in September 2000, the PBS Telemar no longer admits new members. At that time, 96% of the active members migrated from PBS Telemar to the TelemarPrev plan described below. PBS Telemar provides monthly pensions to retired employees who participate in PBS Telemar, as well as medical care on a cost-shared basis. We are responsible for any deficits incurred at PBS Telemar according to the existing proportion of the contributions we make to this plan. As of December 31, 2008, PBS Telemar had R$277 million of plan assets. During 2008, we did not make any contributions to PBS Telemar.

TelemarPrev Plan

In September 2000, we began sponsoring the TelemarPrev plan. Members of TelemarPrev have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are responsible for any deficits incurred at TelemarPrev according to the existing proportion of the contributions we make to this plan. As of December 31, 2008 TelemarPrev had R$3,164 million of plan assets. During 2008, we did not make any contributions to TelemarPrev.

Fundação Atlântico de Seguridade Social

In 2004, we established Fundação Atlântico de Seguridade Social, or FASS, a private social security fund manager, to manage the TelemarPrev and PBS Telemar, and in 2005, FASS assumed the management of these benefit plans from Sistel. The terms and rules of the TelemarPrev and PBS Telemar plans were not altered by this change in management. FASS has approximately 20,000 members who either benefit from or contribute to the TelemarPrev or PBS Telemar plan. As of December 31, 2008, FASS had R$3,445 million in assets under management.

Fundação 14 (TCSPREV Plan)

In 2000, Brasil Telecom began sponsoring the TCSPREV Plan, a private pension plan offered to employees that participated in the Sistel Plan and new employees who were employed after the privatization of the Telebrás System. Members of the TCSPREV Plan have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. Brasil Telecom is responsible for any deficits incurred at the TCSPREV Plan according to the existing proportion of the contributions it makes to this plan. Brasil Telecom also provides a health assistance plan to retired employees. As of December 31, 2008, the TCSPREV Plan had R$823 million of plan assets. During 2008, Brasil Telecom did not make any contributions to the TCSPREV Plan.

Fundação BrTPREV Plan

In 2000, as a result of Brasil Telecom’s acquisition of CRT, Brasil Telecom assumed responsibility for retirement benefits to CRT’s employees. In October 2002, 96% of the CRT employees and retirees migrated to the BrTPREV Plan, a defined contribution and settled benefit plan that was closed to new participants in February 2005. As of December 31, 2008, the BrTPREV Plan had R$856 million of plan assets. The BrTPREV Plan has an existing deficit that is being amortized over 20 years. Since February 2003, Brasil Telecom has been making additional monthly contributions to the BrTPREV Plan to reduce this deficit, which totaled R$753 million as of December 31, 2008. During 2008, Brasil Telecom contributed R$100 million to the BrTPREV Plan, not including the additional monthly contributions.

For more information on our pension benefit plans, see notes 30 and 36 to our audited consolidated financial statements included elsewhere in this annual report.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2008, we contributed R$31 million to the medical and dental assistance and medicine plans, R$39 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$10 million to the other benefits programs. In 2008, Brasil Telecom contributed R$26 million to the medical and dental assistance and medicine plans, R$47 million for the PAT, and R$22 million to the other benefits programs.

Brasil Telecom also provides health care benefit for retirees and pensioners under the PAMEC-BrT plan. The contributions for PAMEC-BrT were fully paid in July 1998. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to Brasil Telecom and Brasil Telecom began managing the plan. As a result of the transfer, Brasil Telecom does not recognize assets to cover current expenses and it fully recognizes the actuarial obligations as liabilities.

Profit Sharing Plans

In 1999, we implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved. In 2006, 2007 and 2008, we distributed R$16 million, R$76 million and R$129 million, respectively, under our profit sharing plan to an aggregate of 6,690, 7,961 and 9,447 employees, respectively.

Brasil Telecom’s collective bargaining agreements with several labor unions require Brasil Telecom to pay bonuses to employees who reach certain operational targets. As of December 31, 2008, Brasil Telecom has provisioned R$99 million to be distributed in bonuses with respect to 2008.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 518,000 hours of training were offered in 2008. In order to meet the demand for technical training, we offered 136,467 hours of training in equipment, technologies and specific knowledge in the engineering, maintenance, operations and technology areas in 2008.

In 2008, the Program of MBA Scholarships provided 152 employees from all over Brazil with scholarships to improve their technical and managerial performance at our company. For those employees without a bachelor’s degree, we designed the Program of Undergraduate Scholarships. In 2008, we provided 121 employees from all over Brazil with scholarships. In 2008, approximately R$23 million was invested in the qualification and training of our employees.

Brasil Telecom also offers educational programs and training opportunities to its employees. Brasil Telecom contributed to the professional qualification of its employees by offering training for the development of organizational and technical skills. Approximately 1.5 million hours of distance education training were offered in 2008 to Brasil Telecom and third-party employees. In order to meet the demand for technical training, Brasil Telecom supported its second group of employees pursuing advanced degrees in engineering at the Universidade de Brasília.

In 2008, Brasil Telecom’s Program of MBA Scholarships, administered in conjunction with IBMEC, in Rio de Janeiro and the Federal District of Brasília, provided 37 employees from all over Brazil with scholarships to improve their technical and managerial performance at Brasil Telecom. In 2008, Brasil Telecom invested approximately R$7.8 million in the qualification and training of its employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

TNL has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TNL’s common shares have voting rights. TNL’s preferred shares have voting rights only in exceptional circumstances.

As of July 6, 2009, TNL had 130,611,732 issued common shares, including 3,036,149 common shares held in treasury, and 261,223,463 issued preferred shares, including 6,374,295 preferred shares held in treasury.

As of July 6, 2009, we had approximately 1,267,486 shareholders, including 95 U.S. resident holders of our common shares and approximately 169 U.S. resident holders of our preferred shares (including The Bank of New York, as depositary under our ADR facility). At July 6, 2009, there were 12,035,196 common shares and 145,556,179 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at July 6, 2009, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Telemar Participações S.A.	68,504,187	53.7	—	—	68,504,187	17.9
Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI	6,857,086	5.4	11,717,575	4.6	18,574,661	4.9
All directors, fiscal council members, their alternates and executive officers as a group (28 persons)	65,959	*	4,659	*	70,618	*

*	less than 1%

TmarPart

TmarPart has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TmarPart’s common shares have voting rights. TmarPart’s preferred shares have voting rights only in exceptional circumstances.

Certain of TmarPart’s shareholders are parties to shareholders’ agreements that address, among other matters, (1) voting rights at TmarPart shareholders’ meetings and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—TmarPart Shareholders Agreements.”

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart as of July 6, 2009.

	Common Shares			Preferred Shares		Total
Name	Number of Shares	%		Number of Shares	%	Number of Shares	%
BNDES Participações S.A.	858,225,280	31.4		1,000,000	100.0	859,225,280	31.4
Fiago Participações S.A.(1)	683,147,324	25.0		—	—	683,147,324	25.0
L.F. Tel S.A.	529,095,885	19.3		—	—	529,095,882	19.3
AG Telecom Participações S.A.(2)	529,095,885	19.3		—	—	529,095,885	19.3
Fundação Atlântico de Seguridade Social	137,316,044	5.0		—	—	137,316,044	5.0
Others	10		*	—	—	10		*

*	less than 1%

(1)	Fiago Participações S.A. is a party to the Global Shareholders Agreement described below under “—TmarPart Shareholders’ Agreements,” but does not exercise its voting rights.

(2)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

The following is a brief description of the principal shareholders of TmarPart:

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

Fiago Participações S.A. is a holding company that invests in other companies. Fiago was established on January 23, 1998 to invest in companies emerging from the privatization of Telebrás and is a wholly-owned subsidiary of FCF Fundo de Investimento de Ações S.A., or FCF. FCF is owned by five Brazilian pension funds: PREVI, which owns 51.9% of the share capital of FCF; FASS, which owns 26.0% of the share capital of FCF; Fundação dos Economiários Federais—Funcef, or FUNCEF, which owns 8.2% of the share capital of FCF; PETROS, which owns 8.0% of the share capital of FCF; and TELOS, which owns 6.0% of the share capital of FCF.

L.F. Tel S.A. is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages nine shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL and Telemar.

AG Telecom Participações S.A. is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

Fundação Atlântico de Seguridade Social is a private supplementary pension entity that we incorporated in August 2004, and which manages private pension plans for the benefit of our employees. See “Item 6. Directors, Senior Management and Employees—Employees—Employeee Benefits.”

Changes in Share Ownership

As of January 1, 2006, Brasil Veículos Companhia de Seguros owned 171,645,056 common shares of TmarPart and Brasilcap Capitalização S.A. owned 171,645,056 common shares of TmarPart. On November 6, 2006, TmarPart was notified that Brasil Veículos Companhia de Seguros and Brasilcap Capitalização S.A. contributed these shares to Alutrens Participações S.A., a closely held corporation, in which they each owned 50% of the share capital. On April 25, 2008, TmarPart repurchased all of its shares held by Alutrens Participações S.A. and cancelled these shares.

As of January 1, 2006, Lexpart Participações S.A., a wholly-owned subsidiary of Argolis Holdings S.A., owned 352,730,590 common shares of TmarPart. On April 25, 2008, TmarPart purchased all of the issued and outstanding shares of Argolis Holdings S.A. On June 30, 2008, Lexpart Participações S.A. and Argolis Holdings S.A. were merged with and into TmarPart and the shares of TmarPart held by Lexpart Participações S.A. were cancelled.

As of January 1, 2006, Asseca Participações S.A., or Asseca, owned 352,730,590 common shares of TmarPart. On April 25, 2008, Andrade Gutierrez Investimentos em Telecomunicações S.A., a subsidiary of AG Telecom, and L.F.Tel each purchased 50% of the issued and outstanding shares of Asseca. On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart.

As of January 1, 2006, BNDESPar owned 858,225,280 common shares of TmarPart. On April 25, 2008, TmarPart issued 1,000,000 preferred shares, which were purchased by BNDESPar.

On April 25, 2009, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. Upon the effectiveness of this restructuring, (1) Fiago will distribute the TmarPart shares that it holds to PREVI, PETROS, FUNCEF and FASS; and (2) BNDESPar will conduct an auction for a portion of its common shares of TmarPart, in which PETROS, FUNCEF and PREVI will have the opportunity to increase their total aggregate shareholdings of TmarPart to 10%, 10% and 12.5%, respectively.

The following table sets forth information announced by TmarPart concerning the ownership of the common shares and preferred shares of TmarPart following this restructuring. As of July 6, 2009, this restructuring had not occurred.

	Common Shares			Preferred Shares		Total
Name	Number of Shares	%		Number of Shares	%	Number of Shares	%
AG Telecom Participações S.A.(1)	529,095,885	19.3		—	—	529,095,885	19.3
L.F. Tel S.A.	529,095,885	19.3		—	—	529,095,882	19.3
BNDES Participações S.A.	462,234,643	16.9		1,000,000	100.0	463,234,643	16.9
Caixa de Previdência dos Funcionários do Banco do Brasil—Previ	354,485,146	13.0		—	—	354,485,146	13.0
Fundação Atlântico de Seguridade Social.	314,592,775	11.5		—	—	314,592,775	11.5
Fundação dos Economiários Federais—Funcef	273,704,271	10.0		—	—	273,704,271	10.0
Fundação Petrobras de Seguridade Social—Petros	273,671,814	10.0		—	—	273,671,814	10.0
Others	10		*	—	—	10		*

*	less than 1%

(1)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom Participações S.A. and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom Participações S.A.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca, BNDESPar, Fiago, and FASS as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Global Shareholders’ Agreement. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Control Group Shareholders’ Agreement.

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar, Brasil Telecom Holding and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries.

•

Each increment of 9% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate.

•	AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries.

•	The chief executive officer of TNL will select the other executive officers of TNL.

•	The chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary.

•	BNDESPar and Fiago will together have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries.

•

Following the anticipated distribution of the TmarPart shares held by Fiago to PREVI, PETROS and FUNCEF, these pension funds will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above.

•

AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than the Control Group Shareholders’ Agreement, and not to amend the Control Group Shareholders’ Agreement without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•	to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares; and

•	to sell its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•

to hold pre-meetings prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings; and

•	not to enter into other shareholders’ agreements, other than the Global Shareholders’ Agreement; and

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2008.

We are a party to two shareholder’s agreements with the controlling shareholders of our company. See “—Major Shareholders—TmarPart Shareholders Agreements.”

Under the Brazilian Corporation Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategies—Long-Term Indebtedness.” For other information about these agreements, see note 31(b) to our audited consolidated financial statements included elsewhere in this annual report.

Acquisition of Brasil Telecom

On January 8, 2009, we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million. See “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.” Certain of the shareholders of TmarPart, including PREVI, PETROS, TELOS and FUNCEF, sold shares of Invitel to us, on the same terms and conditions as other selling shareholders of Invitel, as part of our acquisition of all of the outstanding shares of Invitel.

Rental of Transmission Infrastructure

AIX, one of our joint ventures, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2008, our total consolidated expenses for services rendered by AIX amounted to R$28 million.

Contax Agreement

On November 30, 2004, Telemar and Oi entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to Oi on a fully outsourced basis. Telemar and Oi agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and Oi. This agreement was negotiated on an arm’s-length basis. Contax currently provides a variety of services to Telemar and Oi, including customer services for our fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2008, our total consolidated expenses for services rendered by Contax amounted to R$719 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings, totaling, as of December 31, 2008, approximately R$16,973 million in amounts in controversy for which we have established provisions of R$2,473 million as of that date. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management.

The composition of our provisions for legal contingencies is as follows as of the dates indicated:

Type of Legal Proceeding	As of December 31,
	2006	2007	2008
	(in millions of R$)
Tax	744	789	743
Civil (1)	555	727	795
Labor	1,129	818	935

Total	2,428	2,334	2,473

(1)	Includes fines imposed by ANATEL.

Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

Brasil Telecom Holding and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. Brasil Telecom Holding classifies its risk of loss in legal proceedings as “remote,” “possible” or “probable” and only records provisions for reasonably estimable probable losses, as determined by its management. As of December 31, 2008, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$5,106 million, and Brasil Telecom Holding had established provisions of R$1,453 million as of that date. Brasil Telecom Holding’s provisions for legal contingencies are subject to monthly monetary adjustments.

The composition of Brasil Telecom Holding’s provisions for legal contingencies is as follows as of the dates indicated:

Type of Legal Proceeding	As of December 31,
	2006	2007	2008
	(in millions of R$)
Tax	179	373	274
Civil (1)	346	399	752
Labor	487	422	427

Total	1,012	1,194	1,453

(1)	Includes fines imposed by ANATEL.

As the result of the Brasil Telecom Transaction, we have changed Brasil Telecom Holding’s criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align its policies with ours. As a result, Brasil Telecom Holding has recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$325 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, Brasil Telecom Holding reclassified the probability of loss in certain civil proceedings involving CRT from possible to probable. As a result, Brasil Telecom Holding has recorded an additional provision in 2009 in the amount of R$1,153 million in connection with these proceedings.

Tax Proceedings

As of December 31, 2008, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$10,834 million, and we had recorded provisions of R$743 million related to these proceedings. As of that date, the total estimated contingency in connection with tax proceedings against Brasil Telecom Holding in respect of which the risk of loss was deemed possible or probable totaled R$2,071 million, and Brasil Telecom Holding had recorded provisions of R$274 million related to these proceedings.

Value-Added State Taxes (ICMS)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services they provide. We may record ICMS credits for each of our purchases of operational assets. The ICMS regulations allow us to apply the credits we have recorded for the purchase of operational assets to reduce the ICMS amounts we must pay when we sell our services.

We and Brasil Telecom have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunications services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of December 31, 2008, we deemed the risk of loss as possible with respect to approximately R$2,314 million of these assessments and therefore had not recorded any provisions in respect thereof as of that date. As of that date, we had recorded provisions in the amount of R$377 million for those assessments in respect of which we deemed the risk of loss as probable.

As of December 31, 2008, Brasil Telecom Holding deemed the risk of loss as possible with respect to approximately R$856 million of these assessments and Brasil Telecom Holding had recorded provisions in the amount of R$184 million for those assessments in respect of which it deemed the risk of loss as probable.

As the result of the Brasil Telecom Transaction, Brasil Telecom Holding has changed its criteria for recording ICMS tax credits in order to align its policies with ours. As a result, Brasil Telecom Holding has recorded additional provisions in 2009 in the amount of R$387 million in connection with these proceedings.

Local Service Tax (ISS)

We and Brasil Telecom have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications service providers, because these services do not clearly fit into the definition of “telecommunications services.”

As of December 31, 2008, we deemed the risk of loss as possible with respect to approximately R$1,369 million of these assessments and therefore had not recorded any provisions in respect thereof as of that date. As of that date, we had recorded provisions in the amount of R$55 million for those assessments in respect of which we deemed the risk of loss as probable. As of December 31, 2008, Brasil Telecom Holding deemed the risk of loss as possible with respect to approximately R$179 million of these contingencies and the risk of loss as remote with respect to R$105 million of these contingencies.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us in connection with social security contributions allegedly due, totaling R$945 million of estimated contingencies as of December 31, 2008, for which we had recorded provisions of R$30 million as of that date. These assessments relate primarily to claims regarding joint and several liability, claims regarding the percentage to be used to calculate workers’ compensation benefits and other amounts subject to social security tax. Assessments have been filed against Brasil Telecom Holding in connection with social security contributions allegedly due, totaling R$274 million of estimated contingencies in respect of which it deemed the risk of loss as possible as December 31, 2008. As of that date, Brasil Telecom Holding had recorded provisions of R$11 million in connection with these assessments.

Federal Taxes

There are various federal taxes that have been assessed against us with respect to, among other things, offsetting of tax credits and their usage in the amount of approximately R$2,107 million as of December 31, 2008. Based on an opinion from our external counsel, we considered the risk of loss related to these assessments to be possible and therefore had not recorded any provisions in respect thereof as of that date.

The Brazilian federal tax authorities are seeking to collect from Brasil Telecom the Social Contribution on Net Profits (Contribuição Social sobre Lucro Líquido), or CSLL, and Corporate Income Tax (Imposto de Renda de Pessoa Jurídica), or IRPJ, based on the taxable events that Brasil Telecom used to calculate these taxes. Brasil Telecom Holding is also a defendant in several public class actions filed by the Public Attorney’s Office and the National Association for the Defense of Credit Card Consumers (Associação Nacional de Defesa dos Consumidores de Cartão de Crédito) that aim to suspend the PIS/COFINS charged to users of telecommunications services. As of December 31, 2008, Brasil Telecom Holding classified claims in the amount of R$397 million as having a possible risk of loss and Brasil Telecom Holding had recorded provisions in the amount of R$69 million in respect of those assessments for which it deemed the risk of loss to be probable.

The principal federal tax assessments against us include:

IRRF, IRPJ, CSLL, PIS and COFINS

In August 2000, the Brazilian federal tax authorities of the State of Rio de Janeiro filed a claim relating to events which took place before 1996, in a total amount of R$994 million, of which R$51 million was included in the Tax Payment Program (Programa de Recuperação Fiscal), or REFIS, a program established to permit payment of tax debts on an installment basis. As of December 31, 2008, the estimated contingency we deemed as possible was approximately R$92 million, and therefore we had not recorded any provisions in respect of this contingency as of that date.

PIS and COFINS

On June 30, 2006, the Brazilian federal tax authorities filed a claim in the amount of R$760 million related to the basis for the calculation of PIS/COFINS. We obtained a partially favorable decision in a lower court that reduced the amount of R$760 million to R$328 million. As of December 31, 2008, the estimated contingency we deemed as possible was approximately R$328 million, and therefore we had not recorded any provisions in respect of this contingency as of that date.

IRRF

Telemar was fined R$195 million, as of December 31, 2008, by the federal tax authorities in connection with claims that it did not withhold corporate income tax allegedly due on gains arising from loan agreements with us. The lower courts have reduced the amount of the fine by R$74 million. The Brazilian government filed an appeal of the lower court’s decision, and, as of the date of this annual report, the appeal is pending. We believe that our risk of loss is remote in relation to the reduced amount of R$74 million and possible in relation to the amount of R$121 million. Therefore, as of December 31, 2008, we had not recorded any provisions in connection with this claim.

ILL

We have used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Federal Supreme Court. These decisions, however, did not consider the criteria by which to calculate the amounts permitted to be offset. We believe that our risk of loss is probable in relation to the amount that we ultimately will be permitted to offset. As of that date, we had recorded provisions in the amount of approximately R$46 million in connection with this contingency.

FUST and FUNTTEL

FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. FUNTTEL was established to finance telecommunications technology research and is funded from 0.5% of the gross revenues of telecommunications service providers plus 1% of the amount collected for telecommunication services. Due to a change by ANATEL in the basis for calculation of FUST and FUNTTEL, as of December 31, 2008, we had provisioned R$117 million and R$63 million, respectively, for additional contributions to these funds. With respect to the calculation of the contribution to FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we and Brasil Telecom are members, filed a lawsuit to request a review of the applicable legislation. We believe that our risk of loss in connection with this claim is possible. As of December 31, 2008, the amount involved in the FUST proceedings with respect to Brasil Telecom totaled R$90 million. Brasil Telecom Holding had recorded provisions in the amount of R$3 million for probable losses in connection with these proceedings.

REFIS

We have formalized our participation in REFIS II, the Special Alternative Payment Program (Parcelamento Especial), or PAES, with respect to a substantial amount of taxes that were due and owing on or before February 28, 2003. As of December 31, 2008, the discounted present value of the REFIS II payments for the remaining term of four years and five months amounted to R$653 million. We believe the Brazilian federal tax authorities and the Attorney General of the National Treasury improperly included amounts in REFIS II, which had the effect of significantly increasing the amount of each installment. As a result, we have made administrative and judicial claims to adjust the amounts incorrectly included in the program.

In November 2000, Brasil Telecom formalized its participation in REFIS. Brasil Telecom began paying installments of outstanding administrative taxes and INSS in the aggregate amount of R$75 million. As of December 31, 2006, the amounts outstanding under the REFIS program were fully paid by Brasil Telecom;

however, the Brazilian federal authorities did not deem paid certain amounts that were paid with tax credits held by Brasil Telecom. Therefore, as of December 31, 2008, Brasil Telecom Holding had recorded provisions in the amount of R$13 million in connection with this dispute.

In 2004, Brasil Telecom formalized its participation in the PAES program with respect to certain outstanding federal taxes and commenced payment of such taxes. The Brazilian federal tax authorities challenged the amount included in the PAES program, which totaled R$73 million. Brasil Telecom Holding considers the risk of loss with respect to the federal tax authorities’ challenge of the amount to be remote and therefore had not recorded any provisions in respect thereof as of December 31, 2008.

Civil Claims

As of December 31, 2008, the total estimated contingency in connection with civil claims against us totaled R$3,891 million, and we had recorded provisions of R$795 million related to these claims. As of December 31, 2008, the amount at issue in civil claims, including ANATEL proceedings, against Brasil Telecom Holding in respect of which the risk of loss was deemed possible or probable totaled R$1,973 million, and Brasil Telecom Holding had recorded provisions of R$752 million related to these claims.

Administrative Proceedings

We are subject to administrative proceedings brought by ANATEL, which primarily relate to our failure to achieve certain goals defined in the General Plan on Universal Service, such as call completion rates during peak hours and resolution of billing complaints. As of December 31, 2008, the total estimated contingency in connection with administrative proceedings against us totaled R$433 million, all of which relates to ANATEL proceedings, and we had recorded provisions of R$433 million related to these proceedings. As of December 31, 2008, the total estimated contingency in connection with administrative proceedings against Brasil Telecom Holding in which it deemed the risk of loss as probable or possible totaled R$312 million, all of which relates to ANATEL proceedings, and Brasil Telecom Holding had recorded provisions of R$149 million related to these proceedings in respect of which we deemed the risk of loss as probable.

We have increased our provision for legal contingencies in connection with ANATEL proceedings as a result of the implementation of new, more conservative internal policies with respect to contingency provisions. Prior to the implementation of such policies in 2006, we only recorded a provision in connection with ANATEL proceedings after ANATEL had determined the applicable fine. Under the new contingency provision policies, we record ANATEL-related provisions upon the commencement of a proceeding by ANATEL (based on the outcome of prior cases relating to similar matters) or, in connection with our failure to achieve quality targets upon the reporting of any such failure to ANATEL.

Sale of Oi to Telemar

On May 30, 2003, we sold to Telemar all of our shares in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which was equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance with Brazilian corporate law.

In response to a complaint filed with the CVM by one of Telemar’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Telemar. On December 28, 2006, the investigation committee of the CVM determined that the appraisal report contained certain technical mistakes which caused certain assets and liabilities on Oi’s balance sheet to be overvalued, and as a result the investigation committee of the CVM determined that we and our senior management and Telemar’s senior management abused their powers and breached their fiduciary duties. We, our senior management and Telemar filed our respective administrative defenses and, on March 25, 2008, the CVM rendered a judgment absolving the defendants of liability and imposing a warning on the defendants for their purported lack of diligence as members of their respective board of directors and executive boards. The members of each of the board of directors and the executive board of TNL and Telemar filed a voluntary appeal with the Board of Appeals of the National Financial System (Conselho de

Recursos do Sistema Financeiro Nacional), or CRSFN, and the CVM filed a mandatory appeal with the CRSFN. As of the date of this annual report, the appeal is pending before the Office of the Attorney General of the National Treasury, which will render a decision accepting or denying the appeals. After the issuance of the Attorney General’s decision, the action will be finally determined by the CVM. We cannot predict when a final decision will be rendered.

Claims Relating to the Sale of Oi to Telemar

In September 2004, the Attorney General’s Office and the State Attorney’s Office of Rio de Janeiro filed a claim against TNL, Telemar, Oi and the Brazilian federal government, requesting the annulment of the transfer of Oi to Telemar, as well as indemnification for damages allegedly suffered by minority shareholders and the financial market. TNL and Telemar presented their defense and, as of the date of this annual report, the municipal judge charged with this request had not issued a decision. Upon the issuance of a decision, we will decide whether there is any need to constitute a provision.

CRT

Brasil Telecom is subject to various civil claims as the successor entity to CRT, which it acquired in 2000. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT’s share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders’ meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT. The estimated amount of these claims as of December 31, 2008 was approximately R$663 million. Because Brasil Telecom Holding considered the risk of loss in these proceedings as remote, Brasil Telecom Holding had not recorded provisions for these amounts.

As successor to CRT, Brasil Telecom is also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. The claimants allege that CRT did not grant them the shares they were entitled to under participation agreements entered into with CRT. Brasil Telecom has been ordered to pay certain claimants and, as of December 31, 2008, the total estimated contingency in connection with these claims totaled R$584 million. As of that date, Brasil Telecom Holding had recorded provisions in the amount of R$261 million in respect of the portion it considered as having a probable risk of loss.

As a result of certain judicial decisions in 2009, Brasil Telecom Holding has reclassified the probability of loss in connection with certain proceedings involving CRT from possible to probable. As a result, Brasil Telecom Holding has recorded an additional provision in 2009 in the amount of R$1,153 million in connection with these proceedings.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda., or Splice, has brought an action against Brasil Telecom in connection with a contractual dispute over pricing terms. The lower courts rendered a decision favorable to Splice; however, the lower court decision is limited to the determination of the method of calculation, which will be calculated by a court-appointed accountant. This decision nevertheless clarifies the amount of damages that Splice would be entitled to if it ultimately prevails. Brasil Telecom has appealed the lower court’s decision. As of the date of this annual report, a final decision has not been rendered. As of December 31, 2008, Brasil Telecom Holding considered the risk of loss in connection with this proceeding as probable and therefore had recorded a provision amounting to R$56 million in connection with this claim.

Community Telephone Programs

As successor to Telecomunicações do Mato Grosso do Sul S.A. – Telems, which was one of the operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás, Brasil Telecom is subject to various civil claims in connection with a telephone program established in that state. As of December 31, 2008, Brasil Telecom Holding had classified claims in the amount of R$86 million as having a possible risk of loss for which no provisions had been made. As of that date, Brasil Telecom Holding had recorded provisions in the amount of R$46 million for those claims in respect of which it deemed the risk of loss as probable. In addition, Brasil Telecom was subject to claims relating to the Community Telephone Program as successor to Telecomunicações de Goiás S.A. – Telegoiás and Telecomunicações do Mato Grosso S.A. – Telemat, which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás. As of December 31, 2008, Brasil Telecom Holding had classified claims by customers of Telegóias and Telemat in the amount of R$309 million as having a possible risk of loss for which no provisions had been made. As of that date, Brasil Telecom Holding had recorded provisions in the amount of R$24 million for those claims by customers of Telegóias and Telemat in respect of which it deemed the risk of loss as probable.

Customer Service Centers

Brasil Telecom is a defendant in 39 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to Brasil Telecom in 24 of these civil class actions, and Brasil Telecom has appealed these decisions. As of December 31, 2008, Brasil Telecom Holding had recorded provisions in the amount of R$18 million in relation to these proceedings.

Subscription fees

Brasil Telecom is a defendant in several class actions and individual claims which contest the legality of the subscription fees charged for fixed-line services. Brasil Telecom has been temporarily prohibited from charging certain monthly fees with respect to 15,674 of the 66,769 claimants. Notwithstanding this temporary prohibition, the superior courts have been rendering decisions that uphold the right to charge subscription fees.

Labor Claims

We and Brasil Telecom are parties to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers. As of December 31, 2008, the amount at issue in labor claims against us totaled R$1,738 million, and we had recorded provisions of R$934 million related to these claims. As of December 31, 2008, the amount at issue in labor claims against Brasil Telecom Holding in respect of which the risk of loss was deemed possible or probable totaled R$1,062 million, and Brasil Telecom Holding had recorded provisions of R$427 million related to these claims.

As the result of the Brasil Telecom Transaction, Brasil Telecom Holding has changed its criteria for estimating probable losses in connection with labor proceedings in order to align its policies with ours. As a result, Brasil Telecom Holding has recorded additional provisions for labor proceedings in 2009 in the amount of R$325 million.

Claims Relating to Telebrás

The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, a large majority of which have now been dismissed. A few, however, are still pending. We believe that the final resolution of these proceedings will not have a material adverse effect on our business, financial condition and results of operations.

Telebrás is party to various judicial proceedings and subject to certain other claims and contingencies. Under the terms of the breakup and privatization of Telebrás, Telebrás remains liable for acts committed by Telebrás prior to the date of its breakup and privatization, except for labor and tax related claims, for which Telebrás and its successors (including Telemar and Brasil Telecom) are jointly and severally liable. We believe that the risk that one of these claims would have a material adverse effect on either us or Brasil Telecom is remote.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per				US$ equivalent per
Year	Payment Date	Common shares		Preferred Shares		Common shares		Preferred Shares
2004	March 8, 2004(1)	R$	2.0955	R$	2.0955	US$	0.7288	US$	0.7288
2005	April 25, 2005(2)		2.9196		2.9196		1.1536		1.1536
2006	April 24, 2006(3)		2.0585		2.0585		0.9718		0.9718
2007	April 20, 2007(4)		0.8635		0.8635		0.4262		0.4262
2008	April 15, 2008(5)		1.7572		1.7572		1.0446		1.0446
	September 19, 2008(6)		3.1390		3.1390		1.7062		1.7062
2009	February 16, 2009(7)		3.1300		3.1300		1.3778		1.3778

(1)	Represents interest attributable to shareholders’ equity of R$1.2000 (US$0.4174) per common and preferred share, plus dividends of R$0.8955 (US$0.3115) per common and preferred share.

(2)	Represents interest attributable to shareholders’ equity of R$0.2610 (US$0.1031) per common and preferred share, plus dividends of R$2.6586 (US$1.0505) per common and preferred share.

(3)	Represents interest attributable to shareholders’ equity of R$0.5585 (US$0.2634) per common and preferred share, plus dividends of R$1.5000 (US$0.7081) per common and preferred share.

(4)	Represents interest attributable to shareholders’ equity of R$0.7850 (US$0.3874) per common and preferred share, plus dividends of R$0.0785 (US$0.0387) per common and preferred share.

(5)	Represents interest attributable to shareholders’ equity of R$1.5478 (US$0.9201) per common and preferred share, plus dividends of R$0.2094 (US$0.1245) per common and preferred share.

(6)	Represents dividends of R$3.1390 (US$1.7062) per common and preferred share.

(7)	Represents dividends of R$3.1300 (US$1.3778) per common and preferred share.

The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our by-laws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Calculation of Adjusted Net Profits

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profits” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profits in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profits available for distribution are equal to our net profits in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•

a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

The Brazilian Corporation Law provides that the legal reserve and the tax incentive investment reserve may be credited to shareholders’ equity or used to absorb losses, but these reserves are unavailable for the payment of distributions in subsequent years. The amounts allocated to the other reserves may be credited to shareholders’ equity and used for the payment of distributions in subsequent years.

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2008, we had a balance of R$380 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2008, we had a balance of R$38 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (i) 6.0% per year of their pro rata share of our capital, or (ii) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

•	first, to the holders of preferred shares, up to the amount of the Minimum Preferred Dividend for such year;

•	then, to the holders of common shares, until the amount distributed in respect of each common share is equal to the amount distributed in respect of each preferred share; and

•	thereafter, to the common and preferred shareholders on a pro rata basis.

If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares shall be entitled to full voting rights.

Mandatory Distributions

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. Pursuant to our by-laws, such value will be increased up to the amount necessary for the payment of the Minimum Preferred Dividend. We refer to this amount as the mandatory distributable amount.

Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

In addition to the mandatory distributable amount, our board of directors may recommend that holders of our common shares approve the payment of additional distributions. Distributions made to holders of our preferred shares are computed in determining whether we have paid the required mandatory distribution. We net any payment of interim distributions against the required mandatory distribution for that fiscal year.

The Brazilian Corporation Law permits us to suspend the mandatory distribution in respect of common shares and preferred shares if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The preferred shares underlying the ADSs are held in Brazil by the Depositary, which has registered with the Brazilian Central Bank as the registered owner of our shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Depositary. The Depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs.”

Dividends

We are required by the Brazilian Corporation Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or semi-annual financial statements approved by our common shareholders. In addition, we may pay dividends from net income based on our unaudited quarterly financial statements. We may set off any payment of interim dividends against the amount of the mandatory distributable amount for the year in which the interim dividends were paid.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the Long-Term Interest Rate for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

•

50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before taking into account any such distribution for the period for which the payment is made; and

•	50% of the sum of our retained earnings and profit reserves.

Any payment of interest attributable to shareholders’ equity to holders of common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

Prescription of Payments

Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BOVESPA, where they are traded under the symbols “TNLP3” and “TNLP4,” respectively. Our common shares and preferred shares began trading on the BOVESPA on September 21, 1998. On November 16, 1998, ADSs representing our preferred shares began trading on the NYSE under the symbol “TNE.”

We have registered one class of ADSs with the SEC pursuant to the Securities Act. Each ADS is evidenced by ADRs, each representing one of our preferred shares. On December 31, 2008, there were 128,186,325 ADSs outstanding, representing 128,186,325 preferred shares, or 50.32% of our outstanding preferred shares.

Price History of Our Preferred Shares and the ADSs

The table below sets forth the high and low closing sales prices and the approximate average daily trading volume for our preferred shares on the BOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the ADSs on the NYSE for the periods indicated.

	BOVESPA			NYSE
	per Preferred Share Reais			U.S. dollars per ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per ADS		Average Daily Trading Volume (thousand of ADSs
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2004	51.82	31.60	3,335.8	18.21	10.00	1,407.6
2005	45.50	33.40	2,898.9	19.74	13.60	1,542.7
2006	41.60	26.22	2,037.6	19.24	11.65	1,876.0
2007	43.95	25.80	1,675.4	23.30	12.30	1,983.6
2008	47.40	23.60	1,242.3	27.75	10.32	1,760.0
2007
First Quarter	31.18	25.80	1,701.7	14.61	12.30	2,202.1
Second Quarter	38.40	28.45	1,873.9	19.78	14.02	2,451.7
Third Quarter	47.40	23.60	1,262.6	23.00	19.31	1,877.3
Fourth Quarter	41.70	32.90	1,413.7	23.30	18.35	1,400.9
2008
First Quarter	46.68	33.30	1,747.2	26.83	18.86	2,381.3
Second Quarter	47.40	37.31	1,333.2	27.75	21.73	1,569.7
Third Quarter	38.19	26.70	908.4	23.89	14.01	1,240.5
Fourth Quarter	38.49	23.60	1,012.8	17.91	10.32	1,877.9
2009
First Quarter	32.80	26.10	1,010.5	14.68	11.23	1,482.0
Most Recent Six Months
January 2009	32.80	26.41	937.4	14.33	11.23	1,342.9
February 2009	30.00	26.10	1,095.7	13.37	11.52	1,650.4
March 2009	33.10	27.90	811.6	14.68	11.49	1,463.2
April 2009	34.75	32.30	986.3	15.96	14.31	1,420.4
May 2009	35.11	33.21	998.9	17.72	15.80	1,296.4
June 2009	35.10	30.00	1,267.5	18.47	14.87	1,554.5
July 2009 (1)	29.79	27.71	1,360.3	15.34	14.04	1,576.3

(1)	Through July 6, 2009.

Source: Economática Ltda./ Bloomberg

On July 6, 2009, the closing sales price of:

•	our preferred shares on the BOVESPA was R$29.05 per share; and

•	the ADSs on the NYSE was US$14.88 per ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (2) the Brazilian Corporation Law; and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of publicly traded securities, restrictions on insider trading (including criminal sanctions under the Brazilian Penal Code) and price manipulation, protection of minority shareholders and disclosure of transactions in a company’s securities by its insiders, including directors, officers and major shareholders. They also provide for the licensing and oversight of brokerage firms and the governance of Brazilian stock exchanges.

However, the Brazilian securities markets are not as highly regulated or supervised as U.S. securities markets or securities markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our preferred shares and the ADSs at a disadvantage. Finally, corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), as we are, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies, such as our company, that are listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the counter market by the respective intermediaries.

Disclosure Requirements

Law No. 6,385 and CVM Instruction No. 202 require that a publicly traded company, such as our company, submit to the CVM and the BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 and CVM Instruction No. 202 also require us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

CVM Instruction No. 358, which became effective in April 2002, revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly traded companies, including the disclosure of information in the trading and acquisition of securities issued by publicly traded companies.

CVM Instruction No. 358 includes provisions that:

•

establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•

specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the investor relations officer, controlling shareholders, other officers or directors, members of the fiscal council and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a company to publish material facts, including its intentions as to whether or not to de-list the company’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and

•	prohibit trading on the basis of material non-public information.

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers.

Recent Regulatory Developments

On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish consolidated financial statements prepared in accordance with IFRS beginning with the fiscal year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberation No. 565/08, implementing these changes in accounting policies. Additionally, Law No. 11,638 acknowledged a role in the setting of accounting standards for the

Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

On December 11, 2008, the CVM issued CVM Resolution No. 560 which requires a company listed on the BOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

Trading on the BOVESPA

Overview of the BOVESPA

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), which is responsible for the operations by the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we continue to refer to as the BOVESPA. In November 2008, the CBLC merged with the BOVESPA. As a result, the BOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

Since March 2003, market making activities have been allowed on the BOVESPA, although there are no specialists or market makers for our shares on the BOVESPA. Trading in securities listed on the BOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. A requesting company must also suspend trading of its securities on international stock exchanges on which its securities are traded. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session.

Settlement of transactions on the BOVESPA is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the BOVESPA. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the BOVESPA on the second business day following the trade date.

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2008, the aggregate market capitalization of all companies listed on the BOVESPA was equivalent to approximately R$1,375.3 billion (US$588.5 billion) and the 10 largest companies listed on the BOVESPA represented approximately 52% of the total market capitalization of all listed companies. By comparison, as of December 31, 2008, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$16.7 trillion. The average daily trading volume of the BOVESPA and the NYSE for 2008 was approximately R$7.1 billion (US$3.1 billion) and US$152.6 billion, respectively.

Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell our preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

ITEM 10.	ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Tele Norte Leste Participações S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Brazilian Commercial Registry is No. 02.558.134-0001.58. We have been duly registered with the CVM under No. 01765-5 since August 13, 1998. Our principal place of business is in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

At July 6, 2009, we had outstanding share capital of R$5,448,730,783.63, equal to 391,835,195 total shares, consisting of 130,611,732 issued common shares, including 3,036,149 common shares held in treasury, and 261,223,463 issued preferred shares, including 6,457,468 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to exercise the control of fixed-line telephone public utility companies in Region I referred to in the General Concession Plan approved by Decree No. 2,534, dated of April 2, 1998;

•	to promote through controlled or affiliated companies the expansion and establishment of fixed-line telephone services in their respective concession area;

•	to promote, carry out or direct the funding, from domestic or foreign sources, to be invested by TNL or its controlled companies;

•	to promote and encourage study and research activities aimed at the development of the fixed-line telephone sector;

•	to provide through controlled or affiliated companies skilled technical services in the fixed-line telephone sector;

•	to promote, encourage and coordinate through our controlled or affiliated companies the education and training of personnel necessary to the fixed-line telephone sector;

•	to carry out or promote the import of goods and services to or through our controlled and/or affiliated companies;

•	to engage in other activities that are similar to or related to our business purposes; and

•	to hold interests in the capital of other companies.

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting.

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— TmarPart Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent three-year terms.

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be resident in Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties towards us and all of our shareholders.

Under the Brazilian Corporation Law, if one of our directors or his respective alternate or one of our executive officers has a conflict of interest with our company in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

Any transaction in which one of our directors (including the alternate members) or executive officers may have an interest, including any financings, can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporation Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporation Law and upon the request of a shareholder who owns at least 5.0% of our total share capital, our directors and executive officers must reveal to our shareholders at an ordinary meeting of our shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company or shareholders who own 5.0% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.”

Mandatory Retirement

Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporation Law, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.

Our preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profits and distribution of dividends;

•

elect members of our board of directors (upon expiration of their three-year terms) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council; and

•	approve any monetary adjustment to our share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. For meetings involving the issuance of securities or deliberations where preferred shareholders are entitled to vote, the notice must be published at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders;

•

by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of eight days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, our fiscal council may convene a shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by a president and secretary elected by the shareholders present at the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder not more than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. The quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporation Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of our outstanding voting shares is required for the types of action described below:

•

creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•

changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

•	reducing the mandatory dividend set forth in our bylaws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporation Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporation Law and subject to the conditions set forth in the Brazilian Corporation Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in the profits of our company; and

•	spinning-off of all or any part of our company.

In addition, pursuant to our bylaws, extraordinary meetings called to decide on these matters must be called at least 30 days in advance of the scheduled meeting date.

Decisions on the transformation of our company into another form of company require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Rio de Janeiro. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporation Law;

•

the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, other than with respect to a public offering of our securities; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporation Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 10% of our shares entitled to vote at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure. If the cumulative voting procedure is adopted, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

•	non-voting preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our annual shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporation Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of our preferred shares are not entitled to vote on any matter, except (1) with respect to the election of a member of our board of directors by preferred shareholders holding at least 10% of our total share capital as described above, (2) with respect to the election of a member and alternate member of our fiscal council as described above, and (3) in the limited circumstances described below.

The Brazilian Corporation Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

Under the Brazilian Corporation Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

In addition, under our bylaws, our preferred shareholders are entitled to vote on proposals to:

•	approve long-term agreements between us and our related parties (subsidiaries, controlling shareholders, companies under common control), except for market standard agreements; and

•

amend or repeal provisions of our bylaws requiring (i) shareholder approval for long-term agreements between us and our related parties; (ii) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened; and (iii) the preparation of an economic-financial analysis by independent experts before mergers, spin-offs, consolidations or the dissolution of any of our subsidiaries can be approved.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

Upon our liquidation, our preferred shares have a liquidation preference over our common shares in respect of the distribution of our net assets. In the event of our liquidation, the assets available for distribution to our shareholders would be distributed first to our preferred shareholders in an amount equal to their pro rata share of our legal capital, prior to making any distributions to our common shareholders. If the assets to be so distributed are insufficient to fully compensate our preferred shareholders for their legal capital, each of our preferred shareholders would receive a pro rata amount (based on their pro rata share of our legal capital, excluding our common shares in such calculation) of any assets available for distribution.

After holders of our preferred shares have been fully reimbursed, holders of our common shares will be reimbursed, to the extent of remaining assets, if any, in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our common shareholders for their legal capital, each of our common shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution. After holders of our common shares have been fully reimbursed, all of our shareholders will participate equally and ratably in any remaining residual assets.

Preemptive Rights

Under the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder.

Under our by-laws, subject to the amount of our authorized capital, our board of directors may decide not to extend preemptive rights to our shareholders with respect to any issuance of our shares, debentures or participation certificates convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public primary or secondary offering of our shares or related to the use of fiscal benefits. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of the ADSs may not be able to exercise the preemptive rights relating to our preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of the ADSs, and we may not file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporation Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporation Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporation Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporation Law and our by-laws also require the acquiror of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporation Law requires as a condition for the cancelation of our registration as a publicly-held company that we or our controlling shareholders effect a tender offer for the acquisition of all our outstanding shares at a purchase price equal to the fair value of our shares. The Brazilian Corporation Law also requires that, if there is a substantial reduction in liquidity of a determined type or class of our shares, as defined by the CVM, as a result of purchases by our controlling shareholders, our controlling shareholders effect a tender offer for the acquisition of our remaining outstanding shares of that determined type or class at a purchase price equal to the fair value of our shares.

Pursuant to Brazilian Law, if our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation to effect a public offer for the purchase of all our outstanding common shares for a price per share equal to not less than 80% of the price per share paid to the controlling shareholders. Under CVM regulation, the tender offer must be submitted to the CVM within 30 days from the date of execution of the documents that provide for the change of control.

Rights of Withdrawal

The Brazilian Corporation Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common or preferred shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our bylaws;

•	our participation in a grupo de sociedades (centralized group of companies) as defined under the Brazilian Corporation Law;

•	a change in our corporate purpose;

•

spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our bylaws, or (3) our participation in a grupo de sociedades.

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporation Law:

•	the merger of our company with another company, or the consolidation of our company, in a transaction in which our company is not the surviving entity;

•	the transfer of all of our outstanding shares to another company in order to make us a wholly-owned subsidiary of such other company, known as an “incorporação de ações;”

•	the transfer of all of the outstanding shares of another company to us in an incorporação de ações transaction;

•	the acquisition of control of another company at a price that exceeds certain limits set forth in the Brazilian Corporation Law;

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a grupo de sociedades, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if there is a significant change in the corporate purpose or a reduction in the mandatory dividend.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the economic value of the shares, generally equal to the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. The economic value of the shares may be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at an extraordinary meeting of such preferred shareholders to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such preferred shareholders. Our shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if we believe that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our by-laws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our by-laws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro).

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco do Brasil, by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described elsewhere in this annual report or entered into in the ordinary course of business.

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Investments in our preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

We pay dividends and other cash distributions with respect to our preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.”

In the event that a holder of ADSs exchanges those ADSs for the underlying preferred shares, the holder must:

•

sell the preferred shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our class A preferred shares;

•	convert its investment in preferred shares into a foreign portfolio investment under Resolution No. 2,689; or

•	convert its investment in preferred shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its preferred shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in preferred shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for preferred shares. A non-Brazilian holder of preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

Resolution 2,689

All investments made by a non-Brazilian investor under Resolution No. 2,689 are subject to an electronic registration with the Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution No. 2,689, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 2,689, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	complete the appropriate foreign investor registration forms;

•	register as a non-Brazilian investor with the CVM;

•	register its investments with the Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 2,689 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

Law 4,131

To obtain a certificate of foreign capital registration from the Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

Foreign direct investors under Law No. 4,131 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our preferred shares. See “—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder. It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisor about the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Distributions of Interest on Capital

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on profits as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of the provisions of social contribution on net profits but before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained earnings and profit reserves as of the date of the beginning of the period (fiscal year) in respect of which the payment is made.

Payment of interest to a non-Brazilian holder is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment (“Low or Nil Tax Jurisdiction”). These payments may be included, at their net value, as part of any Mandatory Dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Payments of interest on capital are decided by our shareholders, at the annual shareholders meeting, on the basis of recommendations of our board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our bylaws and the Brazilian Corporation Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

Preferred Shares

According to Law No. 10,833/03, the gains related to disposition or sale of assets located in Brazil, such as shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the Non-Brazilian Holder to a resident or person domiciled in Brazil or not.

Gains realized as a result of a transaction are the excess of the amount in reais realized on the sale or exchange of a security over its acquisition cost).

There are arguments to sustain that the acquisition cost of a security registered as a direct investment with the Brazilian Central Bank is calculated on the basis of the foreign currency amount so registered, translated into reais at the Commercial Market rate on the date of such sale or exchange.

Under Brazilian law, income tax rules on such gains can vary depending on the domicile of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by non-Brazilian holders on a disposition of shares carried out on the Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689, dated January 26, 2000 (“2,689 Holder”), and (2) is not a resident in a Low or Nil Tax Jurisdiction; or

•

subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a non-Brazilian holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference in reais between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25% (in case of Tax-Haven Residents).

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

ADSs

As a general rule, gains realized on disposition transactions carried out with a Brazilian resident or not, may be subject to taxation in Brazil. Exception is made to gains realized outside Brazil by a Non Brazilian holder to another non Brazilian Holder, which are not subject to Brazilian income tax, so long as the assets involved are not considered located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

The deposit of the Preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of Tax-Haven Residents, if the acquisition cost of the shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain.

There are arguments to sustain that such taxation is not applicable in case of 2,689 Holder that is not Tax Haven Holder. The withdrawal of Depositary Interests in exchange for Shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

Any exercise of preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred shares by the Depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Tax on Financial Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the inflow and outflow of funds related to investments carried out by non-Brazilian holders in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate, although other rates may apply to particular operations and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Brazilian law also imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

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

Registered Capital

Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration allows the remittance outside Brazil of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

A non-Brazilian holder of Preferred Shares may experience delays in effecting Brazilian Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that are initial purchasers of our preferred shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of our preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used below, a “U.S. holder” is a beneficial owner of a preferred share or ADS that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our preferred shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our preferred share or ADS on which it is paid and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by us generally will be treated as dividends for U.S. federal income tax purposes.

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

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

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

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of our gross income and gross assets, the nature of our business, and our anticipated Market Capitalization, we believe that we will not be classified as a PFIC for our taxable year ended December 31, 2008. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the taxable year ended December 31, 2009 or any future year, but there can be no assurance that we will not be considered a PFIC for any taxable year because our status will depend on our assets and activities in those years, as well as our actual Market Capitalization as determined at the end of each calendar quarter. If we are or become a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our shares) and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

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

If our preferred shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. holder may make a mark-to-market election with respect to our preferred shares or ADSs, as the case may be. If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the preferred shares or ADSs, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the preferred shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the preferred shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of preferred shares or ADSs will be treated as ordinary income. The preferred shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BOVESPA may constitute a qualified exchange for this purpose provided the BOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, we cannot be certain that our ADSs or preferred shares will continue to trade on the NYSE or the BOVESPA, respectively, or that our preferred shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of preferred shares or ADSs. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

Documents on Display

Statements contained in this annual report regarding the contents of any contract or other document filed as an exhibit to this annual report summarize their material terms, but are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document.

We are subject to the periodic reporting and other informational requirements of the Exchange Act, applicable to a foreign private issuer. Accordingly, we are required to file with or furnish to the SEC reports and other information, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and members of our board of directors and board of executive officers and our principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials.

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3233-8390 and +55-11-2146-2000, respectively.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at Rua Humberto de Campos, 425/8th floor, ZIP 22430-190, Leblon, Rio de Janeiro, RJ, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2008, approximately 30% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2007 would have resulted in an increase of R$152 million in the cost of our capital expenditures in 2008, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2008, R$3,975 million, or 19.8%, of our total consolidated indebtedness was denominated in foreign currency, not including swap adjustments. At December 31, 2008, we protected 65.9% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars) by using foreign currency swaps, foreign exchange options and foreign currency investments. The aggregate amount of our hedge position, including U.S. dollar cash position, was US$1,220 million. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts cover our exchange rate risks until 2011. At December 31, 2008, the fair value of the swap contracts amounted to R$510 million. The aggregate notional principal amount of the forward exchange options is US$100 million, all of which matures in 2009.

In 2008, losses on foreign currency and monetary restatement amounted to R$796 million due to the depreciation of the real against the U.S. dollar. At December 31, 2008, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against the U.S. dollar would result in an increase of R$134 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements and other derivative financial instruments we use, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2008, our total outstanding indebtedness on a consolidated basis was R$20,033 million (excluding swap adjustments of R$509 million), of which R$19,052 million, or 95.1%, bore interest at floating rates, including R$15,916 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate of IPCA rate, and R$3,136 million of U.S. dollar-denominated indebtedness that bore interest at rates based on LIBOR. At December 31, 2008, we had interest rate swap agreements (including U.S. dollar cash position) under which 46.1% of our indebtedness exposed to LIBOR was converted into fixed rates. At December 31, 2008, we did not have any outstanding derivative agreements to limit our exposure to variations in the TJLP rate or the CDI rate.

We invest our excess liquidity (R$10,738 million as of December 31, 2008) mainly (1) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate, and, therefore, our exposure to Brazilian interest rate risk is partially mitigated by these investments, and (2) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates in 2008 would be approximately R$196 million to our financial liabilities, considering both the impact in our debt obligations and swap position, and R$107 million to our financial assets. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

We employ financial risk management strategies using cross-currency interest rate swaps. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to our foreign-currency exposure in connection with our financings. We do not enter into derivatives transactions for speculative or any other purposes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Under our debt instruments with BNDES, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with:

•	either an EBITDA to interest expense ratio covenant or a total debt to EBITDA ratio covenant; or

•	a combination of any two of: a shareholders’ equity to total asset ratio covenant, an EBITDA to net operating revenue ratio covenant and a short-term debt minus cash to EBITDA ratio covenant.

At December 31, 2008, we were not in compliance with the shareholders’ equity to total assets ratio covenant or the EBITDA to net operating revenue ratio covenant. In 2009, BNDES granted us a waiver in respect of the breach of these two financial covenants up to and including December 31, 2009.

Additionally, certain of the debt instruments of Brasil Telecom require it to comply with financial covenants, the most restrictive of which are as follows:

•	Total debt to EBITDA less than or equal to 3.25 to 1.0 at the end of and for each fiscal quarter until maturity;

•	Consolidated EBITDA to consolidated interest expense greater than or equal to 2.25 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	Total debt to total debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of and for each fiscal quarter until maturity.

At December 31, 2008, Brasil Telecom was in compliance with these financial covenants. However, as a result of certain adjustments to contingencies in 2009, Brasil Telecom expects that it will not comply with certain covenants set forth in its debt instruments as of June 30, 2009. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, Brasil Telecom is not in compliance with the covenants containing these ratios. Brasil Telecom is currently seeking waivers from its creditors in respect of the anticipated breach of these covenants.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2008, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the COSO.

Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Sérgio Bernstein is our fiscal council financial expert. Sérgio Bernstein’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Sérgio Bernstein is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our controlling shareholders, members of our board of directors, fiscal council and board of executive officers, as well as to our managers and other employees, and a Code of Conduct and Transparency which supplements our Code of Ethics. A copy of our Code of Conduct and Transparency and our Code of Ethics may be found on our website at www.oi.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008		2007
	(in millions of reais)
Audit fees (1)	R$	9.4	R$	5.6
Audit-related fees (2)		1.3		0.7
Tax fees		—		—
All other fees		—		—

Total fees	R$	10.7	R$	6.3

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the CVM and the SEC.

(2)	Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.

Pre-Approval Policies and Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our board of directors and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act for the following reasons:

•	we are a foreign private issuer that has a fiscal council, which is a board of auditors (or similar body) established and selected pursuant to and as expressly permitted under Brazilian law;

•	Brazilian law requires our fiscal council to be separate from our board of directors;

•	members of our fiscal council are not elected by our management, and none of our executive officers is a member of our fiscal council;

•	Brazilian law provides standards for the independence of our fiscal council from our management;

•

our fiscal council, in accordance with its charter, makes recommendations to our board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, the intermediation of disagreements between our management and our independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company, as Brazilian law requires that our board of directors appoint, retain and oversee the work of our independent public accountants;

•

our fiscal council (1) has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing, and (2) has authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•

our company compensates our independent auditors and any outside advisors hired by our fiscal council and provides funding for ordinary administrative expenses incurred by the fiscal council in the course of its duties.

We, however, do not believe that our reliance on this general exemption will materially adversely affect the ability of our fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

On November 4, 2003, the SEC approved the final corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE, such as TNL, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, TNL must comply with the following four requirements imposed by the NYSE:

•	TNL must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act;

•

TNL’s Chief Executive Officer must promptly notify the NYSE in writing if any executive officer of TNL becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules;

•

TNL must provide a brief description of any significant ways in which TNL’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE corporate governance rules; and

•

TNL must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to TNL’s board of directors or any committees of TNL’s board of directors that are subject to Section 303A, in each case in the form specified by the NYSE.

Significant Differences

The significant differences between TNL’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. TNL must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BOVESPA, as well as those set forth in TNL’s bylaws.

The significant differences between TNL’s corporate governance practices and the NYSE’s corporate governance standards are set forth below.

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principals by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

•	A controlled company need not have a majority of independent directors;

•	A controlled company need not have a nominating/corporate governance committee composed of independent directors with a charter that complies with the NYSE corporate governance rules; and

•	A controlled company need not have a compensation committee composed of independent directors with a charter that complies with the NYSE corporate governance rules.

Because a majority of the voting power of TNL’s capital stock is directly controlled by TmarPart, TNL is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

Although Brazilian Corporation Law and TNL’s by-laws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporation Law nor TNL’s by-laws require that TNL have a majority of independent directors nor require TNL’s board of directors or management to test the independence of TNL’s directors before such directors are appointed.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to 1/3 of the members of TNL’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on TNL’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, TNL’s board of directors consists entirely of non-management directors, and therefore TNL believes it would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written charter that addresses certain duties. However, as a controlled company, TNL would not be required to comply with these requirements if it were a U.S. domestic company.

TNL is not required under Brazilian law to have a nominating/corporate governance committee. Nevertheless, TNL has a Press, Communications, Risk Management and Corporate Governance Working Group that has the same functions as a Corporate Governance Committee.

TNL is not required under Brazilian law to have, and accordingly does not have, a compensation committee. Under Brazilian Corporation Law, TNL’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of TNL’s board of directors.

Audit Committee and Audit Committee Additional Requirements

The NYSE corporate governance standards require that a listed company have an audit committee with a written charter that addresses certain specified duties and that is composed of at least three members, all of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE’s Listed Company Manual.

As a foreign private issuer that qualifies for the general exemption from the listing standards relating to audit committees set forth in Section 10A-3(c)(3) under the Exchange Act, TNL is not subject to the independence requirements of the NYSE corporate governance standards. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

The NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors. On April 11, 2007, the shareholders of TNL approved a stock option program at their extraordinary shareholders meeting. At this meeting, the shareholders of TNL granted TNL’s board of directors the authority to manage and periodically create new stock option plans. The board of directors has adopted two option plans. See “Item 6. Directors, Senior Management and Employees – Compensation.”

Corporate Governance Guidelines

The NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards which include: (1) director qualification standards; (2) director responsibilities; (3) director access to management and independent advisors; (4) director compensation; (5) director orientation and continuing education; (6) management succession; and (7) annual performance evaluation of the board of directors.

TNL must comply with certain corporate governance standards set forth under Brazilian Corporation Law, CVM rules and the applicable rules of the BOVESPA. See “Item 9. The Offer and Listing — Regulation of Brazilian Securities Markets.” These rules do not require TNL to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to TNL address certain aspects of director qualifications standards and director responsibilities.

Code of Business Conduct and Ethics

The NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers. Each code of business conduct and ethics should address the following items: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations (including insider trading laws); and encouraging the reporting of any illegal or unethical behavior.

Although the adoption of a code of ethics is not required by Brazilian law, TNL adopted a Code of Conduct and Transparency and a Code of Ethics that is applicable to its directors, officers and employees, which addresses the items listed above. See “Item 16B. Code of Ethics.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Tele Norte Leste Participações S.A., as amended (English Translation).

2.01	Amended and Restated Deposit Agreement, dated as of December 29, 2008, among Tele Norte Leste Participações S.A., The Bank of New York Mellon and all and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Tele Norte Leste Participações S.A. filed on December 19, 2008).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).

4.01	Share Purchase Agreement, dated April 25, 2008, by and among Invitel, S.A. each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., as Comissário (English translation).

4.02	Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.1 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.03	Schedule of Omitted Standard Concession Agreements for Local Switched, Fixed-Line Telephone Service.

4.04	Concession Agreement for Domestic Long-Distance Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.2 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.05	Schedule of Omitted Standard Concession Agreement for Long-Distance Switched, Fixed-Line Telephone Service.

4.06	Statement of Authorization for Personal Mobile Services between ANATEL and TNL PCS S.A., No. 01/2001, dated March 12, 2001 (English translation) (incorporated by reference to Exhibit 4.3 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.07	Schedule of Omitted Authorizations for Personal Mobile Services.

4.08	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and TNL PCS S.A., No. 14/2003, dated July 11, 2003 (English translation) (incorporated by reference to Exhibit 4.7 of Tele Norte Leste Participações S.A.’s Annual Report on Form 20-F for the year ended December 31, 2005.

4.09	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and TNL PCS S.A., No. 22/2008, dated 2008 (English translation).

4.11	Schedule of Omitted Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services.

4.12	Stock Purchase Option Plan adopted on April 11, 2007 (English translation).

8.01	List of Subsidiaries.

12.01	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

There are numerous instruments defining the rights of holders of long-term indebtedness of the Registrant and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreements to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 13, 2009	TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: July 13, 2009

/s/ Alex Waldermar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder’s

Tele Norte Leste Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of changes in shareholders equity, consolidated statements of cash flows and consolidated statements of value added present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. (together the “Company”) at December 31, 2008 and 2007, and the results of their operations and their changes in cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 to this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36, 37 and 38 to the consolidated financial statements.

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

Rio de Janeiro, July 13, 2009

PricewaterhouseCoopers Auditores Independentes

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31

In millions of Brazilian Reais, unless otherwise stated

	2008	2007 (Revised)
ASSETS
Current assets
Cash and cash equivalents	9,498	3,461
Short-term investments	1,240	3,229
Trade accounts receivable, net	3,896	3,286
Recoverable taxes	1,661	1,875
Deferred taxes	223	238
Prepaid expenses	605	352
Inventories	153	124
Other current assets	258	160

Total current assets	17,534	12,725

Long-term assets
Deferred taxes	2,041	2,002
Recoverable taxes	335	248
Judicial deposits and blockings	2,086	1,741
Prepaid expenses	482	430
Other long-term assets	146	159

Total long-term assets	5,090	4,580

Investments	3,320	38
Property and equipment	12,670	11,580
Intangible assets	2,758	1,597
Deferred charges	362	330

TOTAL ASSETS	41,734	30,850

	2008	2007 (Revised)
LIABILITIES
Current liabilities
Suppliers	2,019	1,774
Loans and financing	3,949	1,990
Payroll and related accruals	274	198
Taxes other than on income	519	637
Deferred taxes and taxes on income	464	772
Tax financing program	143	135
Dividends and interest on shareholders’ capital	1,522	917
Debentures	98	76
Authorizations payable	150	150
Other current liabilities	383	163

Total current liabilities	9,521	6,812

Long-term liabilities
Loans and financing	14,303	5,205
Taxes other than on income	261	225
Tax financing program	504	683
Provisions for contingencies	2,473	2,334
Debentures	2,192	2,171
Authorizations payable	904	127
Other long-term liabilities	165	144

Total long-term liabilities	20,802	10,889

Minority interest	1,820	2,491

Shareholders’ equity
Capital stock	5,449	4,689
Capital reserves	38	29
Legal reserve	380	325
Investment reserve	4,092	5,999
Treasury stock	(368)	(373)
Accumulated deficit	—	(11)

Total shareholders’ equity	9,591	10,658

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,734	30,850

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of operations

Expressed in millions of Brazilian Reais, unless otherwise stated

	2008	2007 (Revised)	2006 (Revised)
Net operating revenue	18,736	17,584	16,872
Cost of goods sold and services rendered	(9,657)	(9,256)	(9,365)

Gross profit	9,079	8,328	7,507

Operating expenses
Selling expenses	(3,547)	(2,691)	(2,593)
General and administrative expenses	(1,613)	(1,223)	(1,206)
Other operating expenses, net	(628)	(479)	(764)

	(5,788)	(4,393)	(4,563)

Operating income	3,291	3,935	2,944
Interest expenses, net	(1,384)	(478)	(1,294)

Income from continuing operations before tax and minority interests	1,907	3,457	1,650
Income tax and social contribution	(475)	(615)	(59)
Minority interest	(278)	(524)	(291)

Net income for the year	1,154	2,318	1,300

Shares outstanding at the balance sheet date (in thousands)	382,289	382,122	382,121
Net income per share at the end of the year (in Brazilian Reais)	3.02	6.07	3.40

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of changes in the shareholders’ equity

In millions of Brazilian Reais, unless otherwise stated

		Capital reserves			Profit reserves
	Capital stock	Tax incentives and donations	Share disposal goodwill reserve	Stock options	Legal reserve	Investment reserve	Treasury stock	Retained earnings/ accumulated losses	Total
Balance at December 31, 2006 (Revised)	4,689	25		6	210	4,408	(373)	24	8,989
Share-based payments				(2)				2
Prescribed dividends								22	22
Net income for the year								2,318	2,318
Legal reserve					115			(115)
Interest on shareholders’ capital (R$ 1.5478 per share)								(591)	(591)
Dividend (R$ 0.2094 per share)								(80)	(80)
Transfer to investment reserve						1,591		(1,591)

Balance at December 31, 2007 (Revised)	4,689	25		4	325	5,999	(373)	(11)	10,658
Share-based payments				5				(5)
Prescribed dividends								40	40
Capital increase	760					(760)
Premiun on sale of treasury shares			4				5		9
Extraordinary dividend (R$3.1390 per share)						(1,200)			(1,200)
Net income for the year								1,154	1,154
Legal reserve					55			(55)
Interest on shareholders’ capital (R$ 0.7306 per share)								(279)	(279)
Dividend (R$ 2.0688 per share)								(791)	(791)
Transfer to investment reserve						53		(53)

		25	4	9	380	4,092

Balance at December 31, 2008	5,449	38			4,472		(368)	—	9,591

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flows

In millions of Brazilian Reais, unless otherwise stated

	2008	2007 (Revised)	2006 (Revised)
Operating activities
Net income for the year	1,154	2,318	1,300
Adjustments to reconcile net income to operational cash generation:
Minority interest	278	524	291
Interest, indexation charges and exchange gains/losses (mainly on loans, financing and debentures)	2,464	774	1,109
Depreciation	2,723	2,482	3,022
Provisions for contingencies	468	416	1,052
Amortization of deferred charges	72	67	66
Amortization of goodwill	30	75	75
Amortization of discount on AIX	(6)	(6)	(6)
Equity adjustment	(5)	6	1
Loss on property and equipment disposals	87	25	27
Provision/reversal re losses on discontinued assets	(1)	(9)	4
Indexation charges on dividends and interest on shareholders’ capital	17	5	14
Indexation charges on refinancing program	48	55	72

	7,329	6,732	7,027

Changes in assets and liabilities
Trade accounts receivable	(610)	518	(94)
Credits receivable	(9)	220	(175)
Taxes deferred and recoverable	103	(1,056)	(25)
Pre-paid expenses	(305)	(235)	108
Judicial deposits and blockings	(346)	(209)	(376)
Inventories	(29)	47	(11)
Other assets	(76)	39	173
Suppliers	245	(47)	162
Payroll and related accruals	76	60	8
Taxes payable and deferred	(391)	1,545	(3)
Tax refinancing program	(171)	(130)	(122)
Dividends and interest on shareholders’ capital	605	—	417
Provisions for contingencies	(452)	(623)	(662)
Authorizations payable	777
Other liabilities	30	46	37

	(553)	175	(563)

Cash disbursements for;
Interest paid	(696)	(699)	(1,391)
Income tax and social contribution paid	(342)	(975)	(818)

	(1,038)	(1,674)	(2,209)

Net cash provided by/(used in) operating activities	5,738	5,233	4,255

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flows

In millions of Brazilian Reais, unless otherwise stated

(continued)

	2008	2007 (Revised)	2006 (Revised)
Investing activities
Short-term investments	1,989	(1,398)	(275)
Acquisition of property and equipment and intangible assets	(5,061)	(2,597)	(2,382)
Increase in permanent investment	(3,282)	(17)	(4)
Increase in deferred charges	(32)	(27)	(9)

Net cash used in investing activities	(6,386)	(4,039)	(2,670)

Financing activities
Proceeds from long-term loans, financing and debentures	11,388	1,838	3,438
Payment of principal on loans, financing and debentures	(2,140)	(2,041)	(3,437)
Payment of dividends and interest on shareholders’ capital	(2,563)	(406)	(945)

Net cash provided by/(used in) financing activities	6,685	(609)	(944)

Net cash flow during the year	6,037	585	641

Cash and cash equivalents
Balance at the end of the year	9,498	3,461	2,876
Balance at the beginning of the year	3,461	2,876	2,235

Change in cash and cash equivalents	6,037	585	641

Additional cash flow information:
Cash paid against provision for contingencies	393	511	563

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of value added

In millions of Brazilian Reais, unless otherwise stated

	2008	2007 (Revised)	2006 (Revised)
Revenues
Sales of goods and services	27,197	25,153	24,232
Provision for doubtful debts	(799)	(649)	(475)
Other operating income/(expenses), net	255	406	418

	26,653	24,910	24,175

Inputs acquired from third parties
Interconnection costs	(3,371)	(3,332)	(2,792)
Materials and energy	(682)	(622)	(602)
Cost of goods sold	(307)	(440)	(803)
Third-party services	(5,444)	(4,436)	(4,335)
Others	(568)	(426)	(473)

	(10,372)	(9,256)	(9,006)

Gross value added	16,281	15,654	15,169

Amounts withheld
Depreciation and amortization	(2,819)	(2,618)	(3,147)
Provisions for legal contingencies	(468)	(416)	(1,052)

	(3,287)	(3,034)	(4,199)

Net value added by the business	12,994	12,620	10,970

Value added through transfers
Equity adjustment	42	36	163
Financial income	1,326	960	733

	1,368	996	896

Total value added for allocation	14,362	13,616	11,866

Allocation of value added
Payroll and payroll charges	(841)	(692)	(646)
Taxes and contributions	(8,693)	(8,014)	(7,330)
Interest and other financial charges (not including taxes)	(2,417)	(1,240)	(1,532)
Rents and insurance	(840)	(744)	(703)
Minority interest	(278)	(524)	(292)
Employee profit sharing	(139)	(84)	(53)
Retained earnings	(1,154)	(2,318)	(1,310)

	14,362	13,616	11,866

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

1	DESCRIPTION OF THE BUSINESS

Tele Norte Leste Participações S.A. (“the Company” or “TNL”) was established on May 22, 1998, upon the break up and auctioning of Telecomunicações Brasileiras S.A. (“Telebrás”), for the principal purposes of taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company, in which Telemar Participações S.A. (“Telemar Participações”), at December 31, 2008 and 2007, held 17.48% of the total capital and 52.45% of the voting capital.

TNL is registered with the “Comissão de Valores Mobiliários — CVM” (Brazilian securities commission) as a listed company and its shares are traded on the “Bolsa de Valores de São Paulo — Bovespa” (São Paulo stock exchange). The Company is also registered with the SEC (U.S. Securities and Exchange Commission) and its Level II ADSs (American Depositary Shares) are traded at the New York Stock Exchange (NYSE), through ADRs (American Depositary Receipts). Currently, 49.07% of the Company’s preferred shares are traded at the NYSE, in the form of ADRs.

(a)	The Company’s main business is divided in two segments:

Fixed-line telecommunications

The fixed telephone operator, Telemar Norte Leste S.A. (“Telemar”), is a subsidiary of TNL, which on December 31, 2008 held 81.92% (2007 – 80.89%) of its total capital and 97.35% (2007 – 97.24%) of its voting capital.

Telemar is the leading provider of fixed-line services in its area of operation – Brazil’s Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of this region’s Sector 3, covering the 57 municipalities of the “Triângulo Mineiro” - Minas Triangle and “Alto Paranaíba” - Upper Paranaíba river valley areas in the state of Minas Gerais, where the “Companhia de Telecomunicações do Brasil Central — CTBC” (local telephone company). These services are provided under the terms of the concessions granted by Anatel - National Telecommunications Agency, the regulatory body for the Brazilian telecom sector.

Telemar also holds the Anatel concession to provide national long distance services within Region I. Until July 20, 2002, this concession only allowed for the provision of outgoing and incoming calls within said operating area. As from that date, Telemar was also allowed to provide outgoing calls from Region I (excluding Sector 3) to other regions in Brazil, due to the company’s early meeting of its obligations under the “Plano Geral De Metas de Universalização – PGMU” (general plan for universalization targets), set for December 31, 2003.

On December 22, 2005, new concession contracts were signed, with effect from January 1, 2006 and valid until December 31, 2025. In return, the concession holder has to pay Anatel, every two years, the equivalent of 2% of the previous year’s net revenue from telecom services. At the same time, new universal access and quality targets, defined under the new “Plano Geral de Metas de Qualidade - PGMQ” (general plan for quality targets) and PGMU, came into effect.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

On July 9, 2007, the “Diário Oficial da União - D.O.U” (official federal government gazette) published the contractual amendments covering the transfer, from TNL PCS S.A. (“Oi”) to Telemar, of the authorizations to provide “Serviço Telefônico Fixo Comutado – STFC” (fixed-line telephone services) in the formats: (i) “Longa Distância Nacional – LDN” (national long distance): in Region II, Region III and Sector 3 of Region I; and (ii) “Longa Distância Internacional – LDI” (international long distance): throughout Brazil.

Mobile telecommunications services

•	Oi, a fully-owned subsidiary of Telemar, was acquired on May 30, 2003.

Oi had been established for the purpose of bidding at the regulator Anatel’s 001/2000 auction, where it acquired the concession to provide “Serviço Móvel Pessoal — SMP” (personal mobile service) in Region I. On March 12, 2001, Anatel granted the company authorization to provide such services for an indefinite period, as long as the authorization terms are met, together with the right to use the corresponding radio frequencies, for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of 2% of the previous year’s net revenue from SMP.

Due to regulatory conditions, the SMP authorization and granting use of the associated radio frequencies only came into effect as from June 26, 2002, when Oi began its commercial operations.

As from November 30, 2005, with its takeover of Pegasus Telecom S.A., Oi also began to provide SCM (Data transmission services) in Regions I, II and III.

Along with the authorization for SMP services, Oi was also authorized to provide STFC services, for an unlimited period, in the following formats: (i) LDN services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, and the Federal District; in Region III, which relates to the state of São Paulo; and in Sector 3 of Region I; and (ii) LDI services throughout Brazil. These authorizations were transferred to Telemar, by means of Appendix nº 1 to Anatel Authorization nº 205/2002/SPB and Appendix nº 1 to Anatel Authorization nº 206/2002/SPB, published in the D.O.U. of July 9, 2007.

On December 6, 2007, the formalization of Act nº 68,982, of December 5, 2007, was published in the D.O.U., partially ratifying the result of Anatel Public Tender nº 001/2007/SPV, authorizing Oi to provide SMP services and use the corresponding radio frequencies in the state of São Paulo, as well as extending the bandwidth within the following states in Region I: Amapá, Roraima, Amazonas, Pará, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Espírito Santo, Minas Gerais and Rio de Janeiro, for the remaining term of the authorization (Anatel PVCP/SPV nº 001/2001) for use of radio frequencies in association with the authorization to provide SMP, which is renewable for another 15 years, under onerous title.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

At an Extraordinary General Meeting on March 7, 2008, Oi’s shareholders approved the merger of Telemar Telecomunicações Ltda. by its parent company Oi, as part of a corporate restructuring of the Oi Group.

On April 29, 2008, Oi was granted authorization to use the corresponding radio frequencies to provide 3G (third generation) SMP within Regions I and III (with the exception of the area around the city of Franca, in the interior of the state of São Paulo), for a period of 15 years, renewable for another 15 years, under onerous title.

Further authorization documents were signed on September 8, 2008, granting Oi the use of the corresponding radio frequencies to provide 2G (second generation) SMP, using GSM technology, in the state of São Paulo, outside the state capital, and within Regions II and III, for 15 years, renewable for an equal period, under onerous title.

•	Amazônia Celular S.A. (“Amazônia”) is a subsidiary of Tele Norte Celular Participações S.A. (“TNCP”), which holds 74.96% of its total share capital.

Amazônia is an indirect subsidiary of Telemar, which holds 81.17% of the total share capital of TNCP, as well as holding a direct 16.50% stake in Amazônia’s total share capital.

The company has a total of five authorizations to provide mobile telephone services and other activities that are necessary or useful to the provision of such services, within the states of Amapá, Roraima, Amazonas, Pará and Maranhão.

The expiry dates of the authorizations to use the corresponding radio frequencies are as follows:

Area	Expired in
Sector 13 – Maranhão	April 2009
Sector 14 – Pará	March 2009
Sector 15 – Amapá	May 2009

Expires in
Sector 16 – Amazonas	August 2009
Sector 17 – Roraima	July 2009

On March 5, 2008 Anatel published Act nº 1,261, by which the regulator consented to the transfer of a controlling stake in TNCP, and consequently in Amazônia, to Telemar, and laid down guidelines for the surrendering of the radio frequencies held by Amazônia (See also Note 19 (i)). Among other things, the aforementioned act determined the following:

i)	Amazônia would become part of Telemar, but the terms and conditions for providing services to its customers should remain the same;

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

ii)	Amazônia is authorized by Anatel to use, for a period of 18 months, the radio frequencies granted to Oi to provide SMP, in the 900 Mhz and 1,800 Mhz wavebands, under the terms of the specific regulation;

iii)	The authorizations held by Amazônia for the use of radio frequencies have been cancelled and, as a result, so has the company’s authorization to provide SMP. A period of 90 days was granted (which was extended for an equal period) for the users of Amazônia’s 900 Mhz and 1,800 Mhz radio frequencies to be transferred to the corresponding frequencies granted to Oi, and a period of 18 months was granted for the utilization of a 10 Mhz band at 850 Mhz (the other 15 Mhz has already been surrendered);

iv)	Oi has been allowed to use the same numbering that had been assigned to Amazônia.

In view of the above decision by Anatel, Amazônia has already surrendered its rights to use the 1,800 Mhz radio frequency and 15 Mhz of the 850 Mhz radio frequency, with 10 Mhz still to be handed over. The 900 Mhz radio frequency was surrendered on September 3, 2008.

(b)	Acquisition of Brasil Telecom (see also note 34)

The Company acquired control of Brasil Telecom on January 8, 2009 and expect to use the “Oi” brand name for the marketing of Brasil Telecom’s services as we integrate its operations.

Our results of operations and financial condition will be significantly influenced in future periods by our acquisition on January 8, 2009 of Invitel, the controlling shareholder of Brasil Telecom, and the consolidation in our financial statements of its assets, liabilities and results of operations as from January 8, 2009.

As a result of this acquisition, in accordance with Brazilian GAAP, we have consolidated the assets, liabilities and results of operations of Invitel and its consolidated subsidiaries, including Brasil Telecom Holding, in our financial statements as from January 8, 2009, the date of the acquisition.

We expect to incur costs and capital expenditures in connection with the integration of the operations of Telemar and Brasil Telecom, which we intend to complete as soon as possible

We will be required to make capital expenditures to comply with Brasil Telecom’s obligations under ANATEL regulations, Brasil Telecom’s concession contracts and the conditions that ANATEL imposed on our acquisition of control of Brasil Telecom, and may make additional discretionary capital expenditures to expand and enhance Brasil Telecom’s mobile and fixed-line networks

(c)	Directly controlled subsidiaries

•

TNL.Net Participações S.A. (“TNL.Net”), a wholly-owned subsidiary of TNL, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, that are directly or indirectly involved in internet related activities, within Brazil or abroad;

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

•	TNL Trading S.A. (“TNL Trading”), a wholly-owned subsidiary of TNL, the corporate purpose of which is to import and export consumer goods. Its operations have been suspended since April 2005; and

•

TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly-owned subsidiary of TNL, the corporate purpose of which is to provide telecommunications services, in any form whatsoever, as well as acquiring equity stakeholdings in other companies. The company began operating in December 2007.

(d)	Indirectly controlled subsidiaries

•

Coari Participações S.A. (“Coari”), was acquired by Telemar in December 2003, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. The company started its operations on April 25, 2008, when it acquired Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”). On May 30, 2008, Coari also acquired Copart 3 Participações S.A. (“Copart 3”);

•

Copart 1, acquired by Coari on April 25, 2008, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 1 began its operations with successive acquisitions of preferred stock (BRTP4) issued by Brasil Telecom Participações S.A., including through a voluntary public offering carried out on July 22, 2008. As at December 31, 2008, Copart 1 held 21.1% of the total share capital of Brasil Telecom Participações S.A., which is not a controlling stake;

•

Copart 2, acquired by Coari on April 25, 2008, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 2 began its operations with successive acquisitions of preferred stock (BRTO4) issued by Brasil Telecom S.A., including through a voluntary public offering carried out on July 22, 2008. As at December 31, 2008, Copart 2 held 10.5% of the total share capital of Brasil Telecom S.A., which is not a controlling stake; and

•

Copart 3, acquired by Coari on May 30, 2008, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company has not yet started its operations.

•

Companhia AIX de Participações (“AIX”), a jointly controlled company acquired by Telemar on December 31, 2003, the corporate purpose of which is to provide pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to Telemar;

•	Telemar Internet Ltda. (“Oi Internet”), a wholly-owned subsidiary of Telemar, the corporate purpose of which is to provide internet access services, and started its operations in January 2005;

•

Calais Participações S.A. (“Calais”), acquired by Telemar in December 2004, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company is still not operational;

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

•

Serede Serviços de Rede S.A. (“Serede”), acquired by Telemar on June 11, 2007, the corporate purpose of which is to provide network construction, installation, operation and maintenance services and the purchasing, selling, importing and exporting of equipment. The company started its operational activities in August 2007;

•

Way TV Belo Horizonte S.A. (“Way TV”), acquired by TNL PCS Participações on July 27, 2006, with the acquisition authorized by Anatel on November 12, 2007, the corporate purpose of which is to provide telecom services, including cable television and data communication services (SCM), performing activities that are directly or indirectly related to its corporate purpose, including the selling or renting of equipment and operating a cable TV channel offering programs to a local audience, and providing consultancy services for Brazilian and foreign companies, all within its area of operations, embracing the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, as well as taking equity stakes in other companies;

•

Paggo Empreendimentos S.A. (“Paggo”), acquired by Oi on December 17, 2007, the corporate purpose of which is to acquire equity stakes in other companies, both commercial and civil, and the buying, selling and administration of its own properties and real-estate developments. It has a controlling stake in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”); and

•

Paggo Acquirer has the following corporate purposes: (i) the registration and administration of payments through networks of retail outlets and service providers, using credit systems or some other available means of payment; (ii) the recording, transmission, processing, guaranteeing and settlement of all such transactions carried out at approved establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the payment systems; and

•

Paggo Administradora has the following corporate purposes: (i) registration, evaluation and approval of clients who seek to join the company’s payment systems; (ii) coordinating the relations between all the integral parts of the payment systems, participating networks, commercial establishments, service providers, financial institutions and others; (iii) controlling and updating of data records and providing information on the transactions carried out using the payment systems; and (iv) providing administrative services for adopted payment systems, including the recording, transmission, processing, guaranteeing and settlement of all such transactions.

•

Tele Norte Celular Participações S.A. (“TNCP”), acquired on April 3, 2008 by Telemar, which holds 81.17% of its total share capital, the corporate purpose of which is to acquire stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. TNCP is the holding company for Amazônia Celular S.A. (“Amazônia”, see above) and is listed on the BOVESPA. On September 15, 2008, the listing of the company’s ADRs was cancelled and, as a result, 90 days later, is was deresgitered from the SEC.

All telephone services in Brazil are subject to regulation and supervision by Anatel, in accordance with Law nº 9,472/1997.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(e)	Mandatory and Voluntary Public Tenders for the Acquisition of TNCP and Amazônia Shares

Mandatory Public Tenders

On May 5, 2008, Telemar filed a request to the CVM for the registration of mandatory public tenders for the remaining TNCP and Amazônia outstanding common stock.

On September 16, 2008, notices for the mandatory public tenders were announced to holders of TNCP common stock, at a price of R$ 79.51 per share, and of Amazônia common stock, at R$ 121.61 per share.

On October 14, 2008, Telemar, TNCP and Amazônia announced that the mandatory public tenders had been temporarily suspended and auctions, had been postponed, due to questionings by the CVM’s technical department, which were overruled by the CVM board on December 16, 2008.

On January 5, 2009, notices for the respective mandatory public tenders were announced to holders of TNCP and Amazônia common stock, at the originally disclosed prices, amended in accordance with the terms of the respective notices. The auction took place on January 16, 2009 and Telemar acquired 1,175,018 TNCP common shares and 80,868 Amazônia common shares, representing 97.9% and 34.8%, respectively, of outstanding common stock.

Voluntary Public Tenders

Telemar also submitted for registration with the CVM and the SEC notices for voluntary public tenders for all outstanding TNCP and Amazônia preferred stock.

On July 18, 2008, Telemar announced a voluntary public offering for TNCP preferred stock at a price of R$ 33.00 per share. The auction was held on August 19, 2008 and Telemar acquired all preferred stock, representing 93.9% of TNCP’s outstanding preferred stock, including ADRs. Holders of TNCP’s remaining outstanding preferred stock were able to exercise their “tag along” rights, up to November 19, 2008.

On October 1, 2008, TNCP announced that due to the significant number of preferred shares purchased by Telemar, the New York Stock Exchange (“NYSE”) had cancelled the listing of TNCP’s ADRs, on September 15, 2008. Furthermore, TNCP and the depositary bank, the issuer of TNCP’s ADRs, jointly terminated their Deposit Agreement for the issuing of such ADRs. As a result, the BoNYM made every effort to sell, by November 18, 2008, all the ADR-linked preferred stock that had not been withdrawn from TNCP’s ADR program. As at December 31, 2008, Telemar held 4,147,288 preferred shares in TNCP.

On September 22, 2008, Telemar announced a voluntary public offering for the outstanding preferred stock of Amazônia, at a price of R$ 38.00 per share. The auction was held on October 22, 2008, and Telemar acquired 64,860 class “A” preferred shares, 113,571 class “B” preferred shares, 14,800 class “C” preferred shares, 174,875 class “D” preferred shares and 552,908 class “E” preferred shares, representing 74.1% of the Amazônia’s outstanding preferred stock.

As a result of the acquisitions made through the Mandatory and voluntary public share tenders, Telemar holds, as from January 16, 2009, a total of 2,467,689 common shares and 4,147,288 preferred shares issued by TNCP and 80,868 common shares and 971,791 preferred shares issued by Amazônia, representing 98.7% of TNCP’s total capital and 17.9% of Amazônia’s total capital.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

2	Presentation of the financial statements and consolidation principles

(a)	Preparation and presentation criteria

The financial statements were prepared and are presented in accordance with accounting principles adopted in Brazil (“Brazilian GAAP” or “BR GAAP”), based on provisions of Brazilian corporate law and regulations laid down by the CVM.

In preparing financial statements, it is necessary to utilize estimates in order to post the values of certain assets, liabilities and other transactions. The company’s financial statements therefore include estimates regarding the useful life of property, plant and equipment, the provisions needed to cover contingent liabilities, the determining of the provision for corporate income tax and similar items. The realized values may differ from the estimated ones.

TNCP and Amazônia adopt certain accounting practices that differ from those adopted by the other companies in the Oi Group.

Among those differences, we draw attention to the following:

(i)	Amazônia records promotional bonuses, granted to customers in the pre-paid segment upon the act of registering credits, as they are consumed, under gross revenue, with a balancing item under deductions from gross revenue, whereas Oi records such revenue at the net value;

(ii)	The subsidy on sales of handsets to customers on post-paid plans is recorded directly to income by Amazônia, whereas at Oi such costs are deferred, in accordance with the period stipulated in the relevant contractual clauses; and

(iii)	The “Fundo de Fiscalização das Telecomunicações—Fistel” (telecommunications inspection fund) fee levied on the activation of handsets is recorded directly against income by Amazônia, whereas at Oi these amounts are recorded as pre-paid expenses and are amortized over the minimum customer churn period.

In order to align the accounting practices described in item (i) above, and for consistent presentation in the consolidated statement of income for the year ended December 31, 2008, the sum of R$ 454 (relating to the period April to December 2008) was reclassified for Amazônia, by reducing the consolidated gross revenue (outgoing calls), with a balancing item under deductions from consolidated gross revenue. The other differences in accounting practices will be altered as the systemic and operational consolidations are carried out, since management believes that such alterations will not have a material effect on the consolidated financial statements of the Oi Group.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(b)	Consolidation principles

The consolidated financial statements were prepared in accordance with CVM Instruction no 247/1996 and include the financial statements of the directly and indirectly owned subsidiaries mentioned in Note 1. Moreover, the financial statements of AIX, a company under joint control, were consolidated proportionally to Telemar’s equity stake (50%). The principal consolidation procedures were:

•	sum of balances of the asset, liability, revenue and expense accounts;

•	eliminating the balances of the inter-company asset and liability accounts, as well as significant revenues and expenses from transactions among the consolidated companies;

•	eliminating TNL investments and the corresponding equity stakes in its subsidiaries; and

•	segregating the stakes of the minority shareholders in the equity and results.

(c)	Law nº 11,638/2007 and Provisional Measure nº 449/2008

Law no 11,638 was enacted on December 28, 2007, alterating Brazilian corporate law (Law no 6,404/1976). The new law, which came into effect as from 2008, introduces a variety of changes regarding the preparation of financial statements, to start aligning them with the International Financial Reporting Standards – IFRS and, to this effect, grants the CVM the power to issue rules governing publicly listed companies.

Provisional Measure nº 449 (“MP nº 449/2008”) was introduced on December 3, 2008, with the force of law, introducing the RTT (Transitional Taxation Regime) for the calculation of taxable income. It deals with the tax adjustments deriving from the new accounting methods and criteria introduced by Law nº 11,638/2007, as well as making further alterations to Law nº 6,404/1976.

The principal changes introduced by Law nº 11,638/2007 and MP nº 449/2008, that affect the Company’s financial statements and those of its subsidiaries, are:

(i)	elimination of the Statement of Changes in Financial Position;

(ii)	establishment of standard criteria for the valuation and classification of financial instruments;

(iii)	recognition of assets and liabilities arising from finance leasing operations;

(iv)	obligatory assessment of the degree of recoverability of non-current assets (impairment);

(v)	changes to the criteria for recognizing donations and subsidies for the purpose of investment;

(vi)	introduction of the concept of adjustment to present value for operations involving long-term assets and liabilities, as well as for significant current items;

(vii)	elimination of non-operating income and expenses classification;

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(viii)	elimination of unrealized earnings classification; and

(ix)	accounting recognition of share-based payments (stock options).

(d)	Initial adoption of Law nº 11,638/2007

Pursuant to Law nº 11,638/2007, MP nº 449/2008 and the regulations issued by the CVM, TNL and its subsidiaries opted for initial adoption of said law on the transition date of January 1, 2007. However, for purposes of the presentation of the reconciliation of financial statements under U.S. Generally Accepted Accounting Principles (US GAAP) as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008 (Note 36), the Company has retrospectively revised its balance sheet and income statement as of and for the year ended December 31, 2006, for the effects of the adoption of Law 11,638/2007.

Management, utilizing the option of the Comitê de Pronunciamentos Contábeis (Brazilian Standart Settings Board – “CPC”) No. 13 and MP nº 449/2008, has Revised its comparative financial statements, bringing the accounting practices adopted for the financial year ended on December 31, 2007 into alignment with the accounting practices introduced by Law no 11,638/2007.

The reconciliation of the balance sheets and income statements for the year ended on December 31, 2007, with the adjustments necessary to meet the requirements of Law nº 11,638/2007 and allow a comparison to be made with those of the financial year to December 31, 2008, is shown below.

	Shareholders’ Equity at December 31, 2007	Net Income for 2007	Shareholders’ Equity at December 31, 2006	Net Income for 2006
As originally presented under Brazilian GAAP	10,665	2,358	8,960	1,310
Fair value of derivatives	(10)	(53)	43	(3)
Finance lease	7	5	2	(5)
Share-based payments	—	(4)	—	(6)
Income tax and social contribution	1	16	(15)	3
Minority interest	(5)	(4)	(1)	1

Balance under Brazilian GAAP after adoption of Law 11,638/07	10,658	2,318	8,989	1,300

3	Significant accounting policies

The most significant accounting policies utilized in the preparation of the financial statements are as follows:

(a)	Cash and cash equivalents

Represents balances of cash held as petty cash, in bank accounts and in very short-term financial investments that are highly liquid, promptly convertible into cash and subject to insignificant risk of change in value.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(b)	Short-term financial investments

Short-term investments are classified as: (i) held for trading; (ii) held to maturity; and (iii) available for sale.

Investments held for trading purposes are measured at ‘fair value’, with changes recognized in income. Investments held to maturity are recorded at cost plus accrued earnings, less a provision for adjustment to the probable realizable value (impairment), when applicable. Investments that are available for sale are measured at ‘fair value’, with changes recognized in the asset appraisal adjustment account, when applicable.

(c)	Trade accounts receivable, net

The accounts receivable arising from the provision of telecommunications services are measured according to the prevailing tariff rates on the dates that the services were provided. Accounts receivable also include the value of services provided to customers that had not been billed at the balance sheet dates. The value of the unbilled services provided is assessed using the readings taken through estimates based on the previous month’s figures. The respective taxes are also measured and are recorded in the books on the accrual basis.

The charges levied on accounts in arrears are recognized upon the issuance of the invoice for the first billing cycle following settlement of the account in arrears.

(d)	Provision for doubtful accounts

This provision is made for the purpose of recognizing probable losses in relation to accounts receivable, taking into consideration the measures that are taken to restrict the services provided to customers whose bills are overdue and to obtain settlement of these accounts, implemented once the account is more than 60 days overdue and increasing progressively, as follows:

Accounts in arrears	% loss provided for
1 to 60 days	Zero
61 to 90 days	40
91 to 120 days	60
121 to 150 days	80
151 to 180 days	100

As of 181 days in arrears, the accounts receivable and their respective provision for doubtful debts are written off the balance sheet.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(e)	Inventories

The company’s stocks are separated and classified as follows:

•	Inventories of maintenance materials, classified under current assets according to useful life, are shown at the average acquisition cost, which is not to exceed the replacement cost.

•	Items that are to be used in the expansion of the telephone network, classified under property, plant & equipment, are recorded at the average acquisition cost.

•

Inventories of materials that are for sale, largely comprising mobile handsets, that are classified under current assets, are shown at the average acquisition cost. Provisions for losses are made in relation to stocks that are considered to be obsolete. Potential losses arising from a difference between the cost to Oi of the mobile handsets and their eventual sale price are recognized at the moment of the effective sale. Such losses are considered to be part of the effort to attract new subscribers.

(f)	Pre-paid expenses

Discounts on post-paid handsets sold by Oi are considered to be pre-paid expenses, since they represent subsidies that are part of the effort to attract subscribers to the customer base for a minimum contractual period. These amounts are amortized over a period of twelve months, given that the contracts provide for reimbursement in the event of disconnection or migration to a pre-paid plan prior to completing a one year subscription. Furthermore, handsets have no economic value or other utility apart from enabling the provision of the services specified in contracts entered into with Oi. Discounts for customers on pre-paid plans are not deferred, as these contracts do not provide for an early cancellation fee.

The Fistel fee, paid by Oi on the number of telephones in service, is also recorded as a pre-paid expense, and is amortized against the net earnings over the average customer retention period, which is estimated by management to be 24 months.

Financial charges paid in advance, upon obtaining loans or financing, are amortized over the period that the contract is in effect. Furthermore, premium paid on insurance policies is a treated as prepaid expenses.

(g)	Investments

Our investment in BrT is recorded as cost and is our most significant investment. Investments in subsidiaries are measured by the equity adjustment method, plus any amortizable goodwill, as long as these are grounded in the appreciation of assets. Other investments, which are basically tax incentives, are recorded at cost, less a provision for adjustment to the realization value, when applicable.

(h)	Property, plant & equipment

Fixed assets are shown at their acquisition or construction cost, less accumulated depreciation.

Financial charges related to the construction of fixed assets are capitalized in accordance with the criteria established in CVM Resolution nº 193/1996, when the work in progress is a significant time away from completion. There was no capitalization of interest in 2008, 2007 or 2006.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Spending incurred for maintenance and repairs is only capitalized when it clearly represents an increase in installed capacity or in the useful life of the item. All other such spending is recorded against the income for the period. Up to the present date, the capitalization of these amounts has not had any significant impact on the financial statements, given that the greater part of the maintenance costs do not represent any real increase in useful life, obsolescence being the principal determinant in this regard.

Fixed assets linked to financial leasing contracts are recorded under property, plant and equipment, as determined in CVM Resolution nº 554/2008, at the lower of ‘fair value’ or the present value of the minimum commercial leasing payments, on the date the contract comes into effect.

Depreciation is calculated by the straight-line method, at rates that take into consideration the expected economically useful life of each item (see Note 18).

If there is any indication that the fixed assets have undergone devaluation, an appraisal will be carried out at the end of the financial year or sooner.

(i)	Intangible assets

Intangible assets are shown at their acquisition cost, less a provision for adjustment to probable realizable value (impairment).

The intangible assets comprise, basically, usage rights (authorization to use radio frequencies and provide SMP), software and goodwill on the acquisition of investments, all calculated based on the expected generation of future economic benefits.

The amortization is calculated by the straight-line method, at rates that take into consideration, in the case of: i) usage rights - according to the period of such authorization; (ii) software - a useful life of five years; and (iii) goodwill - the expected profitability of the business over a period of ten years.

(j)	Deferred charges

The deferred assets refer to pre-operational spending, and are shown at acquisition cost.

The amortization is calculated by the straight-line method, with the period determined by the expectation of recovery, which is not to exceed 10 years.

Although Law nº 11,638/2007 has not been modified in regard to deferred assets, CVM Resolution nº 553/2008 confirms CPC 04 (Intangible Assets) that requires the recognition of pre-operational spending as expenses rather than deferred assets, and is reinforced in MP nº 449/2008. Nevertheless, in view of the option provided by CVM Resolution nº 565/2008, confirming CPC 13 (Initial Adoption of Law nº 11,638/2007) and MP nº 449/2008, TNL and its subsidiaries have chosen to retain this group of assets until it is fully amortized.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(k)	Loans and financing

The value of loans and financing is corrected in line with relevant monetary or exchange variations, plus interest incurred up to the balance sheet dates. The Company engages in derivative transactions for the purpose of reducing its exposure to market risk arising from the impact of exchange rate variations on its foreign currency denominated debt, and therefore classifies them in this group. Derivative operations results are calculated at ‘fair value’and recorded on a monthly basis, independent of their settlement dates.

(l)	Provisions for contingencies

Provisions are made in order to cover the contingent risk of anticipated “probable losses”, based on the opinion of management and of its internal and external legal advisors, and the amounts recorded are based on estimates of the costs to be incurred in bringing the proceedings to a close. The basis, amounts involved and nature of the main provisions are described in Note 26.

(m)	Employee benefits

•

Private pension plans – The private pension plans and other sponsored retirement benefits are managed by two foundations. When applicable, contributions are determined based on actuarial calculations, and they are recorded against income, on the accrual basis (for more details, see Note 30).

The sponsored plans are defined benefit (closed to new participants) and defined contribution plans. The latter kind is a pension plan under which the sponsor pays fixed contributions into a fund run by a separate entity. The sponsor has no legal or constructive obligation to pay additional contributions, in the event that the fund does not have sufficient resources to pay all the employees the benefits due in relation to the services provided up to that time. The contributions are recognized as expenses in relation to employee benefits when they incurred.

•

Stock option plan – TNL and its subsidiaries Telemar and Oi offer their management option plans for the purchasing of company preferred and common stock. These options are priced at the ‘fair value’ on the concession date, are recognized in the books by the straight-line method against income over the vesting period, and are settled by the transfer of stock rights. The balances accumulated up to the balance sheet dates are recognized under shareholders’ equity or liabilities, according to the criteria laid down in CVM Resolution nº 562/2008 (for more details, see Note 30).

•

Employee profit-sharing plan - A provision covering the employee profit-sharing program is recorded on the accrual basis, and includes all those employees who were with the company during the last six months of that year (for more details, see Note 30).

(n)	Recognition of operating revenue

The revenues are recognized upon the rendering of the service or the definitive transfer of ownership of the merchandize. The services provided between the billing date (“cycle”) and the end of each month are quantified and recognized in the corresponding month.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Revenue sources include leasing of networks to other companies or operators, charges for services based on the number and duration of calls (tariffs for local and long-distance calls are based on the time, duration and distance), network services, interconnections, maintenance and other additional services. They also include terminal connection fees and pre-paid phone cards. In view of the low margins obtained from connection fees, management considers that it would not be appropriate to defer this revenue into the future. Revenue from prepaid phone cards used in fixed public telephones is recognized upon the card’s sale, while costs are recognized when incurred. In view of the considerable turnover of these cards, non-recurring impacts will not have a significant effect on the financial statements. Revenue from calls made from pre-paid mobile phones is recognized when credits are effectively used.

The revenues from the utilization of the Telemar and Oi networks by other operators are recorded on the basis of the “Documento de Declaração de Tráfego e Prestação de Serviço —Detraf” (document for declaration of traffic and rendering services), issued by a third party, as well as in accordance with Anatel’s guidelines for the quantifying of such revenues.

(o)	Recognition of expenses

Expenses are recorded on the accrual basis, in line with the realization of corresponding revenues. Pre-paid expenses referring to future financial years are deferred.

(p)	Interest income and expenses

The expenses are recorded on the accrual basis, in line with the realization of corresponding income. Pre-paid expenses referring to future financial years are deferred.

The income represents, in large part, earnings on financial investments and interest on overdue accounts, which are recorded on the accrual basis. The expenses basically represent interest and monetary and exchange variations in relation to loans, financing, debentures and derivatives, and they are calculated and recorded on the accrual basis

In order to meet the legal requirements, interest on shareholders’ equity that will count towards the annual compulsory minimum dividend has been recorded under “interest expenses” and “interest income”, with a reversing entry to “retained earnings” and “investments”, respectively, since this is, effectively, a distribution of earnings. So as not to affect the financial indicators, and to allow a comparison to be made between different financial years, the reversals are presented under financial income and expenses, thereby canceling out their impact.

(q)	Income tax and social contribution

The provisions for income tax and social contribution payable and deferred in relation to timing differences, tax losses and negative social contribution bases are made at the statutory rate of 34%. Income tax and social contribution paid in advance is recorded under “Deferred and unrecovered taxes”. TNL and its subsidiaries carry out technical studies considering generation of future profits in line with management’s expectations,

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

considering the continuity of the companies and sustainability of profits over an period of ten years. These future results are adjusted to present value and compared with the nominal amounts of tax credits recoverable over a ten-year period. These technical studies are updated annually and the tax credits are adjusted according to the results of these reviews. The forecasts of future taxable income take into consideration estimates relating to, among other things, the company’s performance, the behavior of the market and certain economic factors. The amounts realized may differ materially from the estimates used (for more details and forecasts, see Notes 13 and 14).

(r)	Earnings per share

Calculation of the earnings per share ratio is based on the number of shares in circulation at the end of the financial year. The shares in circulation represent the total number of shares issued, less treasury stock.

(s)	Reclassification

On December 31, 2007, the sum of R$ 276, posted as short-term under “Suppliers”, was reclassified as “Authorizations payable”, with R$ 150 as current and R$ 126 as long-term.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

4	Net operating revenue

	2008	2007 (Revised)	2006 (Revised)
Fixed-line telecommunications services
Local:
Monthly subscription fees	6,912	6,980	6,661
Metered services	1,395	1,797	2,477
Fixed-line to mobile calls (VC1)	2,798	2,771	2,650
Other revenues	87	105	111

	11,192	11,653	11,899

Long-distance:
Intra-sectorial	1,735	1,630	1,749
Inter-sectorial	398	436	502
Inter-regional	805	629	670
International	63	76	79
Fixed-line to mobile calls (VC2 and VC3)	853	816	703

	3,854	3,587	3,703

Other fixed-line telecommunications services;
Prepaid calling cards for public telephones	656	1,106	1,117
Advanced voice (largely prefix 0500/0800)	189	223	234
Additional services	667	644	576

	1,512	1,973	1,927

	16,558	17,213	17,529

Mobile telecommunications services
Monthly subscription fees	1,399	937	746
Originating calls	2,692	1,658	1,403
Sale of handsets and accessories	215	239	319
Roaming	130	113	119
Additional services	554	335	278

	4,990	3,282	2,865

Revenues from use of the fixed-line network
Fixed-line to fixed-line calls	470	503	549
Mobile-to-fixed calls	229	100	166

	699	603	715

Revenues from use of the mobile network
Fixed-line to mobile calls	423	239	224
Mobile-to-mobile calls	988	915	386

	1,411	1,154	610

Data transmission services
ADSL (“Oi Velox”)	1,391	1,121	915
Transmission (“EILD”)	630	526	521
Dedicated line services - SLD	228	244	280
Internet Protocol services	360	331	229
Bundling and frame relay	289	286	264
Others	499	371	304

	3,397	2,879	2,513

Other services	142	22	—

Gross operating revenue	27,197	25,153	24,232

Deductions from gross revenue
Value added and other indirect taxes	(7,165)	(6,879)	(6,694)
Discounts and returns	(1,296)	(690)	(666)

Net operating revenue	18,736	17,584	16,872

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Description of the services

(a)	Fixed-line telecommunications services

(i)	Local

Local service revenues include connection fees, the monthly subscription fee and charges for local calls in excess of the monthly exemption, for calls made to mobile phones, for collect calls and for certain additional services. Local metered services include all calls where the origin and destination are within a single local area. The charges for VC1 fixed-line to mobile calls include collect calls made from mobile handsets to the fixed line customer.

Local services also include a direct dial service (automatic transfer of outside calls to extensions) for corporate clients. Companies that need a large number of lines are offered digital trunk services, which speed up and optimize the operation of the client’s telephone system.

Since August 2002, as a result of its early compliance (in December 2001) with the sector’s December 2003 universal access targets, Telemar has been authorized by Anatel to provide local services in Regions II and III and in Sector 3 of the “Plano Geral de Outorgas – PGO” (general licensing plan). However, the revenues from such services are not significant.

(ii)	Long distance

•	Intra-sectorial and inter-sectorial (intra-regional) long-distance service

Each state within operating Region I is divided into various local areas. The calls made between different local areas within Region I are designated “long-distance intra-regional calls”. Long-distance intra-regional services include long-distance intra-state calls, denominated intra-sectorial (non-local calls within a given state), and long-distance inter-state calls, denominated inter-sectorial (calls between different states within Region I).

•	Inter-regional and international long-distance service

The inter-regional long-distance service corresponds to calls where the origin and destination are in distinct regions of the PGO. The international long-distance service basically comprises calls between PGO Region I and locations outside Brazil.

In July 2002, having met certain universal access targets during the second quarter, Telemar was authorized to provide inter-regional long-distance services from Region I. As from February 2003, the company was able to offer national long-distance services from Regions II and III and Sector 3 of Region I, as well as international long-distance services throughout Brazil, through a license granted to Oi. Customers access these services by dialing the operator code CSP 31, “Código de Seleção de Prestadora – CSP” (operator selection code).

In July 2007, Anatel authorized the transfer to Telemar of authorizations initially granted to Oi, to provide long-distance services nationally, in Regions II and III, and internationally, in all PGO regions.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(iii)	Other fixed-line telecommunications services

•	Public telephone pre-paid cards

Telemar owns and operates public telephones throughout Region I, with the exception of PGO Sector 3. As at December 31, 2008, Telemar had 576,912 public telephones in service (2007 - 583,775), all of them using pre-paid cards (unaudited figures).

Gross operating revenues from public telephones declined in 2008 due to a 30.5% decline in the number of credits used, from 8.2 billion in 2007 to 5.7 billion in 2008, due to customers substituting usage of public phones by usage of mobile handsets as a result of promotions by mobile service providers to in pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

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

(b)	Mobile services

The revenue from mobile services comes from: (i) monthly subscription fees; (ii) charges for originating calls; (iii) the sale of handsets and accessories; (iv) roaming fees; and (v) collect calls received and additional services, such as internet access, data transmission, short messages, call transfer, call waiting and call blocking.

Gross operating revenues from monthly subscription fees increased in 2008 due to an increase in the number of subscribers to our post-paid plans, and rate increases for our post-paid plans that reflected increases in inflation of 6.56% in 2008.

Gross operating revenue from originating calls, increased in 2008 as a result of a 52.5% increase in the number of our mobile customers from 16.0 million at December 31, 2007, to 24.4 million at December 31, 2008 and rate increases for our billed minutes that reflected increases in inflation of 6.56% in 2008.

Customers on post-paid plans pay a monthly subscription fee and the services provided are billed on a monthly basis, whereas customers on pre-paid plans purchase cards at prices that vary according to the number of minutes of use and type of services they are entitled to use. These cards are valid for a limited period of time once the credit has been activated.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Mobile telephone services in Brazil are provided on the basis of “the caller pays”, meaning that the customer only pays for the calls he or she makes, plus any applicable roaming fees.

Oi also earns revenue from roaming contracts with other operators providing domestic and international mobile telephone services.

(c)	Remuneration for use of the fixed-line network

Telemar has contracts with operators providing fixed and mobile individual and special services covering interconnection and voice traffic. The operators are not allowed to discriminate in any way in providing interconnection services.

As the operator holding the public concession to provide local telephone services within Region I, Telemar is authorized to charge, on the basis of minutes of network use, for all local and long-distance (national and international) calls whose origin or destination is within its STFC network.

Telemar also charges for long distance network use for all long-distance (national and international) calls with: (1) destination within Telemar’s network and forwarded by a long distance operator through a local area that is not a final destination, or (2) origin within Telemar’s network and forwarded for transmission by other long distance operators to a local area that is different to the one in which the call originated.

(d)	Remuneration for use of the mobile network

Oi’s mobile network is directly interconnected with the domestic and international long distance fixed-line networks of all the companies operating in Region I and of all the Band A, B and E mobile operators in Region I, and Band D mobile operators in Regions II and III.

Oi has contracts with all other mobile telephone operators in Brazil for roaming, providing its subscribers with automatic access to roaming services when they are traveling in areas of Brazil where mobile services using GSM (Global System for Mobile Communications) technology are available. Most of the revenue growth from the prepaid customer base represents interconnection tariffs charged when customers of other fixed-line or mobile operators utilize Oi’s network to make calls to their customers in Region I.

Up until July 12, 2006, in dealings between mobile operators within the same area, network usage fees would only become due when the traffic originating from either of the two parties represented more than 55% (fifty-five percent) of the total traffic between those two operators. With the publication of Resolution nº 438 in the D.O.U. of July 10, 2006, there was a significant change in the system of remuneration for use of the mobile network. As from July 13, 2006, the system of full billing came into force, whereby the “Valor do Uso - Rede Móvel - VU-M” (mobile network usage fee) is due to a mobile operator whenever its network is utilized as the origin or destination of a call.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Telemar also provides “Serviços de Linhas Dedicadas – SLD” (dedicated line services), leasing these lines to other operators, internet providers and business clients.

Other operators, especially those providing mobile telephony services, also lease trunk lines from Telemar to use in their independent networks “Exploração Industrial de Linha Dedicada -EILD” (industrial exploitation of dedicated lines).

Data transmission services are provided utilizing the regional data transmission network and multiple service network platform, in addition to a nationwide radio and optic fiber network.

In the main towns and cities of Region I, Telemar provides data communication services utilizing ADSL (Asymmetrical Digital Subscriber Line) technology. The company has placed emphasis on commercializing its ADSL-based data communication service (“Velox”) as a means for the residential segment to access the internet. The ADSL technology allows voice and data to be transmitted at high speed over a single pair of copper wires in the access network. Since voice transmission over telephone lines utilizes just one of the many possible frequency bands, the remaining bands can be utilized for data transmission. It also means that customers can speak on the telephone and use the internet simultaneously.

The tariffs for the data communication services are determined solely in accordance with market criteria, and are not regulated by Anatel.

5	Cost of services rendered and goods sold – by nature

	2008	2007 (Revised)	2006 (Revised)
Interconnection (i)	3,371	3,332	2,792
Depreciation	2,477	2,270	2,771
Network maintenance (ii)	1,467	1,363	1,378
Rentals and insurance (iii)	711	655	594
Third-party services	423	452	348
Personnel	291	253	283
Materials	257	280	288
Cost of handsets and accessories	195	262	578
Concession Contract renewal fee - Anatel (Note 1)	117	96	192
Other costs and expenses (iv)	348	293	141

	9,657	9,256	9,365

(i)	The interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, which substantially reduces the margin on fixed-line to mobile services (VC1, VC2 and VC3), under the process of full recognition of revenue and expenses in relation to this traffic, known as “full billing”.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(ii)	The cost of network maintenance services largely represents spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets.

(iii)	The increased cost of rentals and insurance is basically due to higher amounts being paid for the leasing of physical space, electricity poles, satellite and the dedicated lines of other telephone service providers.

(iv)	This item mainly refers to the Fistel fee, levied on the connection of terminals, and the maintenance of network equipment, as well as indemnifications, donations, sundry fines and the purchasing of content for certain services.

6	Selling expenses

	2008	2007 (Revised)	2006 (Revised)
Provision for doubtful accounts (i)	799	649	475
Sales commission (ii)	773	525	528
Call center	531	399	391
Marketing (iii)	491	300	310
Postage and billing	376	356	357
Other third party services	260	208	260
Personnel	205	168	181
Other costs and expenses	112	86	91

	3,547	2,691	2,593

(i)	The increased provision for doubtful accounts is due to the company’s strategy of introducing a more flexible credit policy for lower income customers, while maintaining its profitability.

(ii)	Refers to sales commissions and agency fees.

(iii)	The increased advertising and publicity costs are due to spending in relation to Oi’s operational start-up in São Paulo.

7	General and administrative expenses

	2008	2007 (Revised)	2006 (Revised)
Third-party services (i)	878	661	603
Personnel	345	271	272
Depreciation	216	178	202
Rental and insurance	127	88	102
Other costs and expenses	47	25	27

	1,613	1,223	1,206

(i)	Third party services relate mainly to professional consulting and legal advice.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

8	Other operating expenses, net

	2008	2007 (Revised)	2006 (Revised)
Other operating revenue
Expenses recovered (i)	254	93	37
Rental of infrastructure (ii)	226	211	198
Late-payment charges (Note 12)	203	180	169
Gain on the disposal of permanent assets	74	65	—
Technical and administrative services	45	45	43
Equity method accounting adjustment	42	36	10
Other revenues	36	74	102

	880	704	559

Other operating expenses
Taxes (iii)	(424)	(391)	(383)
Litigation settlements (iv)	(315)	—	—
Provisions/reversals in regard to contingencies (Note 26c)	(266)	(309)	(620)
Employee profit sharing (Note 30b)	(139)	(84)	(53)
Loss on the disposal of permanent assets	(92)	(35)	(10)
Amortization of deferred charges (Note 20)	(72)	(67)	(66)
Share-based payments (Note 30d)	(48)	(44)	—
Discounts allowed	(31)	(43)	(37)
Amortization of the goodwill paid on the acquisition of Pegasus	—	(75)	(75)
Net loss caused by fire (v)	—	(53)	—
Other expenses	(121)	(82)	(79)

	(1,508)	(1,183)	(1,323)

	(628)	(479)	(764)

(i)	The change shown under this item refers mainly to the recovery of tax credits, unduly paid in previous years.

(ii)	This refers to the rent charged to the mobile telephone operators for the utilization of buildings and infrastructure belonging to Telemar and Oi for the installation of “Estaçöes de Rádio Base — ERBs” (radio base-stations).

(iii)	During the fiscal year ended on December 31, 2008, the subsidiaries Telemar, Oi and Way TV recorded a total of R$ 252 (2007 - R$ 239) in relation to the “Fundo de Universalização de Serviços de Telecomunicações — FUST” (fund for universal access to telecommunications services) and “Fundo Tecnológico das Telecomunicações Brasileiras — Funttel” (fund for the technological development of brazilian telecommunications).

(iv)	A Material Information release was issued by the company on April 25, 2008, announcing the signing of a share purchase contract for the purpose of acquiring controlling stakes in Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Oi incurred costs for engaging the services of financial and legal advisers that were commensurate with the magnitude of the transaction. In addition, Oi paid the sum of R$ 315 to settle litigation involving BrT Part and BrT.

(v)	This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, on January 19, 2007, and the calculation includes relevant taxes and the insurance indemnification.

9	Interest expenses, net

	2008	2007 (Revised)	2006 (Revised)
Interest income
Yield on marketable securities	825	443	362
Interest and monetary variation on other assets (i)	292	342	252
Financial discounts obtained (ii)	100	148	102
Other	113	28	17

	1,330	961	733

Interest expenses
Monetary and exchange variations payable on outstanding loans from third parties (iii)	(1,375)	440	344
Derivative results (Note 29)	554	(649)	(744)
Interest payable on outstanding loans from third parties	(998)	(394)	(410)
Interest on debentures (Note 27)	(270)	(257)	(322)
Interest and monetary variation on other liabilities	(186)	(137)	(60)
Monetary correction of provisions for contingencies (Note 26)	(161)	(81)	(350)
Withholding tax on financial transactions and bank charges, including CPMF (*)	(145)	(217)	(232)
Interest on scheduled taxes and contributions – tax financing program (Note 25)	(49)	(55)	(72)
Other	(84)	(89)	(181)

	(2,714)	(1,439)	(2,027)

	(1,384)	(478)	(1,294)

(*)	“Contribuição Provisória sobre Movimentação Financeira — CPMF” (provisional contribution on financial transactions). This tax was cancelled on January 1, 2008.

(i)	This item largely relates to the monetary correction of judicial deposits and tax credits and the interest charged on overdue accounts.

(ii)	This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iii)	During 2008, the local currency (Real - R$) depreciated by 24.2% against the US dollar (2007 – appreciation of 20.7%) and by 38.6% against the Japanese yen (2007 – appreciation of 13.4%).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

10	Income tax and social contribution

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	2008	2007 (Revised)	2006 (Revised)
Income from continuing operations before tax	1,907	3,457	1,650

Income tax and social contribution, combined rate (34%)	(648)	(1,175)	(561)
Adjustments to determine the effective rate:
Tax effects of interest on shareholders capital	136	249	143
Tax incentives	135	270	151
Tax effects on permanent additions (i)	(96)	(171)	(50)
Income tax and social contribution (Note 13 and 14)	25	97	216
Permanent exclusion of equity accounting adjustments (Note 17)	14	72	56
Others	(41)	43	(14)

Income tax and social contribution, according to statement of operations	(475)	(615)	(59)

Effective rate	24.91%	17.79%	3.58%

(i)	This item refers to spending on fines, donations, gifts and sponsorship, which are considered non-deductible, as well as to losses on derivative transactions at TNL. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	2008	2007 (Revised)	2006 (Revised)
Prior years
Income tax	5	3	(2)
Social contribution	2	2	—

	7	5	(2)

Current year
Income tax	(405)	(730)	(540)
Social contribution	(142)	(248)	(183)

	(547)	(978)	(723)

Tax incentive (a)	105	247	151

Deferred
Income tax on temporary additions	78	(24)	243
Social contribution on temporary additions	27	(8)	81
Income tax on tax loss carry-forwards (b)	(102)	105	139
Social contribution on tax loss carry-forwards (b)	(43)	38	52

	(40)	111	515

	(475)	(615)	(59)

(a)	This refers to operating profit recognized under income as a result of applying Law 11,638/2007 .

(b)	Under the prevailing law, income tax losses and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

Companies may choose to calculate the income tax and social contribution on their net income for the fiscal year 2008 using the RTT, which allows legal entities to eliminate the accounting effects of Law nº 11,638/07 and MP nº 449/08, by means of entries posted to the LALUR (Taxable Income Control Register) or supplementary controls, without any alterations to its commercial accounting. The choice is made upon delivery of the Corporate Income Tax Return for the calendar year 2008.

The financial statements for the financial year ended on December 31, 2008 were prepared considering management’s best assessment, which was choosing the RTT.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

11	Cash and cash equivalents and short-term investments

(a)	Cash and cash equivalents

	2008	2007 (Revised)
Cash and bank accounts	115	278
Open foreign exchange position	11	201
Short-term investments:
Investment funds (i)	8,192	2,686
CDBs (ii)	1,144	101
Government securities (iii)	—	133
Repurchase operations (ii)	36	62

Cash and cash equivalents	9,498	3,461

(i)	TNL, either directly or indirectly, through its subsidiaries Telemar and Oi, has placed financial investments in exclusive investment funds in Brazil and abroad, for the purpose of generating cash remuneration for the company, at a return compatible with the prevailing interest rates and inflation.

The investments have been placed in the following funds: Bradesco FIC Multimercado Rio de Janeiro Telemar, Boa Vista FI Multimercado Telemar, Pactual FI Multimercado João Pessoa Telemar, Itaú Maceió Multimercado FI Telemar, VAM FI Fernando de Noronha Multimercado Telemar, Angra dos Reis Fundo de Investimento Multimercado Telemar, Credit Suisse Sextans, BB Fund Class L – BB Global II Shares, BB Fund Class Z – BB Global Shares XI and CSAM CDFL II. TNL has a 100% stake in these fund quotas, either directly or through its subsidiaries.

The table below shows the consolidated balances of the portfolios of these funds:

	2008	2007 (Revised)
CDB - Bank Deposit Certificates	3,590	893
Government securities	155	59
Repurchase operations	3,624	815
Box: two points		66
Time Deposits	809	464
Credit Linked Notes		74
Forex contracts		266
Others	14	49

Total invested in exclusive cash equivalent funds	8,192	2,686

(ii)	These financial investments are indexed to the variations in the rate of the “Certificado de Depósito Interbancário — CDI” (interbank deposit certificate), and the short-term portion is fully liquid.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(iii)	Refers to investments in government securities such as treasury bills, which are fully liquid.

(b)	Short-term investments

	2008	2007 (Revised)
Government securities	1,048	3,043
Debentures	7	8
Bonds	1	52

Total invested in exclusive short-term funds	1,056	3,103

Other short-term investments	184	126

Total short-term investments	1,240	3,229

All the financial investments carried out by TNL and its subsidiaries during the financial years ended on December 31, 2008 and 2007 have been classified as held for trading purposes.

12	Trade accounts receivable, net

	2008	2007 (Revised)
Services billed	3,037	2,619
Services to be billed	977	923
Handsets and accessories sold	251	59
Provision for doubtful debts	(369)	(315)

	3,896	3,286

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	2008	%	2007 (Revised)%
To be billed	977	22.9	923	25.6
Not yet due	1,554	36.4	1,080	30.0
Receivable from other providers	559	13.1	513	14.2
Overdue by up to 30 days	517	12.1	547	15.2
Overdue between 31 and 60 days	180	4.2	170	4.7
Overdue between 61 and 90 days	110	2.6	99	2.7
Overdue by more than 90 days	368	8.7	270	7.6

	4,265	100.0	3,602	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under “Other operating revenue”) and interest of 1% per month, charged on a pro rata basis (recorded under “Interest income”), which are recognized in the books upon the issuing of the first bill following settlement of the one that was overdue.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Telemar may block outgoing calls, when the bill is 30 days or more overdue, also block incoming calls, when a bill is 60 days or more overdue, and remove the customer’s terminal when the bill is 90 days or more overdue, as long as the customer is given 15 days’ advance warning. After the removal of the terminal, which is carried out when the payment is between 95 and 110 days overdue, the name of the customer in default is forwarded to the appropriate credit protection agencies.

The collection policy adopted by Oi, in accordance with the rules established by Anatel in Resolution nº 316, provided for the partial suspension of services, until full payment has been made of all amounts due, in the case of a bill that is more than 15 days overdue and the customer has not paid and/or straightened out the situation, after receiving notification requesting the payment. The same policy also determined that all outgoing and incoming calls be blocked (full blocking) when a bill is still unpaid 15 days after the partial suspension of services. Should be bill remain unpaid 45 days after the full blocking of incoming and outgoing calls, all services would be suspended and the name of the customer in default could be registered with the credit protection services.

Changes to the regulations governing personal mobile services (SMP), introduced by Anatel Resolution nº 477/2007, came into effect on February 13, 2008. There are two alterations to the rules governing default, as described below:

•	the limit for the blocking of all outgoing and incoming calls is now 45 days, that is to say, 30 days after the partial suspension, instead of 15 days afterwards;

•	the total period now for rescinding the contract is when the bill is 90 days overdue (45 days after the full blocking), given that the other periods are unchanged.

13	Recoverable taxes

	2008	2007 (Revised)
Value-added tax (ICMS)	857	739
Income tax and social contribution recoverable	795	1,121
Withholding income tax	257	199
Other taxes recoverable	87	64

Total	1,996	2,123

Current	1,661	1,875
Long-term	335	248

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

14	Deferred taxes

	2008	2007 (Revised)
Deferred tax on temporary differences from provisions for contingencies	686	665
Other temporary difference	721	720
Tax loss carry-forwards	1,001	914
Unrecorded tax-credits (i)	(144)	(59)

Total	2,264	2,240

Current	223	238
Long-term	2,041	2,002

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

(i)	Unrecorded tax credits on tax loss carry-forwards amount to R$144 (2007 — R$59). In the fiscal year 2008, Oi’s record and prospects of generating sufficient taxable income over the next ten years were such that all the credits accrued to 2007, were recorded in the books.

The roll-forward of the unrecognized tax credits for 2007 is as follows:

	Balance as of 12/31/2007	Additions / exclusions	Balance as of 12/31/2008
Deferred income tax and social contribution on temporary differences	5	7	12
Deferred income tax and social contribution on tax loss carry-forwards	54	78	132

Total	59	85	144

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

15	Prepaid expenses

	2008	2007 (Revised)
Financial charges (i)	298	189
Subsidies on Oi handsets (ii)	269	194
FASS (social security foundation) (iii)	233	260
Fistel fee (iv)	187	83
Others (v)	100	56

	1,087	782

Current	605	352
Long-term	482	430

(i)	Financial charges paid in advance, when obtaining loans or financing or upon the issuing of debentures, are amortized over periods that the respective contracts are in force (see Notes 21 and 27).

(ii)	This item refers to the sale of handsets under post-paid plans, and is based on the number of effective net additions. The average subsidy amounts to R$ 300.00 per handset, which, as provided for in the contract, is recoverable in up to twelve months, during which time the subscriber will be liable to a fine if he or she cancels or migrates to a pre-paid plan.

(iii)	On October 29, 2007, companies of the Oi group provided funding of R$ 260 to the ”Fundação Atlântico de Seguridade Social - FASS” ( Social security foundation). This amount, ascertained by the foundation’s actuaries, is intended to bring the institution’s finances into line with changes in the actuarial premises, so as to better reflect the new economic scenario of declining interest rates, and to adjust the mortality and disability tables of the foundation’s retirement plans. In line with the new premises (see Note 30a vi), this amount is being appropriated by the sponsors (TNL, Telemar, Oi and Oi Internet) over approximately ten years, the estimated average remaining working life of the employees participating in the plan.

(iv)	This item refers to the Fistel fee, paid on the activation of a phone connection (2008 and 2007—R$ 26.83 per connection). This fee is deferred for amortization over the average customer loyalty period, estimated at 24 months.

(v)	This item refers to taxes and contributions, the expense of annual contracts involving rights of way and the renting of circuits, equipment and poles, among other things.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

16	Judicial deposits and blockings

	2008	2007 (Revised)
Tax	857	646
Labor	483	437
Civil	458	396
Judicial blockings	288	262

	2,086	1,741

TNL and its subsidiaries maintain judicial deposits in order to safeguard their right to appeal in civil, labor and fiscal proceedings. The fiscal claims include the following:

	2008	2007 (Revised)
INSS - social security	425	378
ICMS - value added tax assessments	158	74
PAES - tax refinancing program	62	56
COFINS - social security contribution	45	28
IRPJ - corporate income tax	26	25
IPTU - municipal real-estate tax	25	21
CSLL - social contribution on net income	24	19
PIS/PASEP - social integration and public servant programs	16	13
ISS - tax on services	28	10
Others (i)	48	22

	857	646

(i)	This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the “Secretaria da Receita Federal — SRF” (Internal Revenue Service — IRS), as well as the suspension of liability for other charges by the state and municipal public treasuries.

17	Investments

	2008	2007 (Revised)
Investments measured at cost (i)	3,304	21
Tax incentives	49	49
Provision for losses on tax incentives	(33)	(32)

	3,320	38

(i)	As mentioned in Note 1, these largely refer to the respective acquisition of BRTP4 and BRTO4 preferred stock by the companies Copart 1 and Copart 2.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

During the months of May and June 2008, Copart 1 and Copart 2 conducted successive acquisitions of preferred stock in the companies BrT Part and BrT, respectively. The acquisitions carried out by Copart 1 accumulated a total of 55,819,400 preferred shares (BRTP4) issued by Brt Part, for the total sum of R$ 1,425, which represented 24.3% of that company’s preferred stock and 15.4% of its total share capital. The acquisitions carried out by Copart 2 amounted to a total of 45,590,200 preferred shares (BRTO4) issued by BrT, for a total sum of R$ 898, which represented 14.6% of that company’s preferred stock and 8.3% of its total share capital.

On July 22, 2008, a voluntary public share offering was carried out by the companies Copart 1 and Copart 2, aimed at raising their holdings to one third of the preferred stock issued by BrT Part and BrT. Copart 1 acquired 20,826,442 BrT Part preferred shares (BRTP4) at a unit cost of R$ 30.47, for a total of R$ 635, and Copart 2 acquired 13,366,365 BrT preferred shares (BRTO4) at a unit cost of R$ 23.42, for a total of R$ 313.

As a result of the acquisitions made under the voluntary public share offering, Telemar assumed an indirect holding of 58,956,565 BrT preferred shares and 76,645,842 BrT Part preferred shares, representing, respectively, 18.9% of the total preferred stock and 10.5% of the share capital of BrT, and 33.3% of the total preferred stock and 21.11% of the share capital of BrT Part. As at December 31, 2008, the subsidiaries Copart 1 and Copart 2 did not exert any significant influence over their respective investment in BrT Part and BrT.

On January 8, 2009, Telemar acquired a controlling stake in Brt Part, through its indirect subsidiary Copart 1, raising its holding to 61.2% of Brt Part’s voting capital (see Note 34).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

18	Property, plant and equipment

	2008			2007 (Revised)	Annual rate of depreciation (%)
	Cost	Accumulated depreciation	Net	Net
Cables (access network)	11,377	(8,950)	2,427	2,526	5 to 20
Telemar transmission equipment	10,473	(8,193)	2,280	2,100	5 and 20
Oi transmission equipment	2,833	(1,080)	1,753	1,435	10 and 20
Work in progress	840		840	331
Oi switching equipment	1,339	(524)	815	755	10 and 20
Underground pipelines	2,156	(1,436)	720	726	4
Other equipment	2,324	(1,628)	696	559	10 and 20
Buildings	2,125	(1,470)	655	674	4 to 10
Poles and towers	1,037	(480)	557	537	4 and 5
Telemar switching equipment	9,563	(9,024)	539	369	20
Improvements to third-party property	809	(385)	424	399	10
Hardware	812	(608)	204	208	20
Trunking switches	1,166	(967)	199	421	5 to 10
Land	138		138	142
Inventory for network expansion	119		119	133
Amazônia transmission equipment	136	(94)	42		13
Amazônia switching equipment	82	(44)	38		13
Terminals	2,224	(2,179)	45	63	13 and 20
Leasing of data processing equipment	56	(26)	30	35	20
Way TV transmission equipment	30	(21)	9	11	10 and 20
Leasing of transmission equipment	11	(5)	6	8	20
Leasing of switching equipment	3	(1)	2	9	20
Other assets	731	(599)	132	139	10 to 20

	50,384	(37,714)	12,670	11,580

Additional information

(a)	Management periodically reviews its assets’ profit generating potential , for the purpose of assessing the possible need to reduce to its recovery value (impairment analysis). It was necessary to make a R$ 37 provision for losses at subsidiary Amazônia, regarding software and assets relating to the TDMA network, the cost of which will not be recovered, mainly due to the corporate restructuring mentioned in Note 34.

(b)	In accordance with the Anatel Concession Contracts, all the fixed assets belonging to Telemar that are indispensable to the providing of the services authorized in said contracts are considered revertible and form part of the cost of the respective concession. These assets will automatically revert to Anatel upon the expiry of any concession contract that is not renewed.

At December 31, 2008, the residual balance of these escheatable assets was R$ 5,878 (2007 - R$ 6,842), and comprised the assets and installations forming part of the work in progress, switching and transmission equipment and terminals for public use, equipment that is part of the external network, electrical equipment and systems and operational support equipment.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Commercial leasing contracts

On commercial leasing contracts under which the inherent risks and benefits in regard to the assets in question are retained by the lessor, the monthly payments are appropriated to net income for the year over the duration of the contract (see the item “Rental and insurance” in Note 7), and came to a total of R$ 47 (2007 – R$ 42) in the consolidated figures.

The present value of the minimum future payments in relation to these contracts is as follows:

	2008	2007
Up to one year	3	34
Between one and five years	1	4

	4	38

19	Intangible assets

	2008			2007 (Revised)	Annual rate of amortization (%)
	Cost	Accumulated amortization	Residual value	Residual value
Oi, Way TV and Amazônia usage rights (i)	2,470	(654)	1,816	931	7 to 13
Computer software	1,791	(1,208)	583	490	20
Goodwill on acquisition of TNCP (ii)	215	(12))	203	—	10
Goodwill on acquisition of Paggo (iii)	80	(8))	72	80	10
Goodwill on the acquisition of Way TV (iv)	44	(5)	39	64	10
Goodwill on the acquisition of Amazônia (v)	15	—	15		10
Others	101	(71)	30	32	4 to 20

	4,716	(1,958)	2,758	1,597

(i)	This item largely refers to the right to the use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102 and in July 2003 and January 2004, for R$ 111, the amortization of which is calculated in accordance with the term of validity of such rights, extending up to March 13, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 64, have been capitalized.

In addition, in December 2007, Oi was the winning bidder for 16 of the 105 frequency lots put out to tender by Anatel, thus conferring the right to provide personal mobile services (SMP) for an indefinite period and to use second generation (2G) radio frequency bands in São Paulo, for a period of 15 years, renewable for an equal period (involving an additional R$ 121), as well as increased band width in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo), valid until March 13, 2016 (which involved paying a further R$ 11).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

On March 28, 2008 the official government gazette (D.O.U.) published Anatel Board’s ratification of the results of Anatel Public Tender nº 002/2007/SPV, authorizing Oi to use third generation (3G) radio frequency bands for SMP in Regions I and III (except the area that includes the municipality of Franca, in the state of São Paulo), subject to signing the authorization documents, which took place on April 29, 2008. Total investment amounts to R$ 867, which amortization will be carried out over 15 years, in line with these authorizations’ contractual periods.

New documents were signed in September 2008 authorizing the use of blocks of 2G (GSM technology) radio frequency bands for SMP in São Paulo, outside the capital, and in Regions II and III, for a period of 15 years, renewable for an equal period, at a total investment of R$ 127, to be amortized over the 15 year period that these authorizations are valid. Oi paid 10% of the cost on September 3, 2008 and the remaining 90%, without monetary correction, on September 10, 2008.

With the company’s acquisition of Way TV, which was approved by Anatel on November 14, 2007, the balances remaining in regard to that subsidiary’s authorizations to provide cable TV services have been added to this item. The total amount paid for the transfer of the authorizations was R$ 24, and its amortization has been calculated in line with the remaining validity of said authorizations, the average period being eight years.

As a result of the company’s acquisition of TNCP, owner of a 74.96% controlling stake in Amazônia, which was approved by Anatel on April 3, 2008, the balance of that subsidiary’s authorization to provide telecom services, valued at R$ 3, has been written off against income for the year, since those authorizations have been surrendered to Anatel (see Note 1).

(ii)	This goodwill relates to the following acquisitions by Telemar: (i) on April 3, 2008, taking a 19.34% equity stake, giving it control of TNCP; (ii) on August 19, 2008, at auction in relation to the voluntary public share offering for preferred stock; and (iii) in transactions carried out after the public share offering (for more details, see Note 1). Goodwill is based on the expected profitability of the business during the following ten years, period over which the goodwill is being amortized.

(iii)	On December 17, 2007, subsidiary Oi acquired a split-off from Paggo Participações S.A., bearing the name Paggo, for R$ 75, and recorded a goodwill of R$ 80, based on the expected profitability of the business during the following 10 years, the period over which said goodwill is being amortized.

(iv)	As mentioned in Note 1, TNL PCS Participações acquired Way TV, for R$ 133 and initially recording a goodwill of R$ 64, based on the appreciation of its assets (portfolio of clients and license), which is being amortized over a period of ten years. In the last quarter of 2008 an amount of R$ 20 has been identified as client base and has been reclassified from goodwill to other intangible assets.

(v)	This goodwill is in relation to the following acquisitions by Telemar: (i) on October 22, 2008, at auction in relation to the voluntary public share offering for preferred stock in Amazônia; and (ii) in transactions carried out after the public share offering (for more details, see Note 1). The goodwill is based on management’s judgment, grounded in the expected profitability of the business during the following ten years, the period over which said goodwill is being amortized.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Annual tests are carried out to ascertain whether the goodwill has suffered any reduction in its recovery value. The value of the cash generating units is determined by calculating their usage value. No results were obtained in the financial year ended on December 31, 2008 to indicate any loss in the recovery value of the goodwill based on the expectation of generating future economic benefits.

20	Deferred charges

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies carried out by third parties. The amortization period is estimated at ten years for Oi Internet, Oi and TNL PCS Participações, and at five years for Paggo. Way TV has deferred spending that is being amortized in five years, in the case of improvements to third-party property, and in ten years, in the case of pre-operational expenses.

The consolidated deferred assets may be broken down as follows:

	2008	2007 (Revised)
Financial expenses	359	368
Third-party services	275	235
Personnel	59	52
Rents and insurance	52	23
Materials (mainly handsets)	35	31
Revenue from the sale of handsets	(23)	(20)
Others	36	13
Accumulated amortization	(431)	(372)

	362	330

The deferred asset balances per subsidiary may be summarized as follows:

	2008			2007 (Revised)
	Cost	Accumulated amortization	Net	Net
Oi	744	(415)	329	283
TNL PCS Participações	26	(3)	23	26
Way TV	17	(11)	6	8
Oi internet	4	(1)	3	3
Paggo	2	(1)	1	2
AIX				8

	793	(431)	362	330

In 2008, Oi added new pre-operational spending in relation to its new operations in Region III (São Paulo), which began on October 24, 2008, from which time the spending started to be amortized.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

21	Loans and financing

	Maturity				2007
	Start	Finish	Financial charges	2008	(Revised)
(a) In local currency
Banco do Brasil (i)	05/2008	05/2016	CDI + 1.30% p.a.	4,300
Promissory notes (ii)	08/2008	08/2010	CDI + 1.60% p.a.	3,600
Promissory notes (iii)	12/2008	12/2009	CDI + 3.00% p.a.	2,000
BNDES (iv)	11/2006	06/2014	TJLP +2.50 % p.a. and 4.50% p.a.	1,985	1,514
BNDES (v)	07/2007	01/2015	TJLP + 4.50% p.a.	468	440
BNDES	09/2004	10/2012	TJLP + 4.50% p.a.	367	461
BNDES	12/2003	01/2011	TJLP + 4.50% p.a.	166	245
BNDES	07/2005	08/2013	TJLP + 3.50% p.a. and 4.50% p.a.	57	69
BNDES	12/2000	01/2008	TJLP + 3.85% p.a.		36
BNDES	12/2005	12/2013	TJLP + 4.50% p.a.	19	23
Banco do Nordeste do Brasil S.A.	06/2004	12/2014	10.5 % p.a.	142	174
Commercial leasing (d)				22	42
Others				35	20
Financial charges				607	19

Total in local currency				13,768	3,043

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

	Maturity					2007 (Revised)
	Start	Finish	Currency	Financial charges	2008
(b) In foreign currency
Citibank Tokyo (vi)	09/2007	09/2017	Yen	Japanese LIBOR + 0.48% p.a.	1,077	661
NIB (vii)	07/2008	07/2015	US$	LIBOR + 0.80% p.a.	351
NIB (vii)	07/2008	07/2018	US$	LIBOR + 1.18% p.a.	234
NIB	11/2004	11/2010	US$	LIBOR + 0.76% p.a.	31	30
NIB	03/2003	02/2012	US$	LIBOR + 0.75% p.a.	27	30
ABN AMRO Bank N.V.	08/2001	08/2009	US$	LIBOR + 0.25% p.a. to 0.76% p.a.	224	233
ABN AMRO Bank S.A.	09/2005	09/2008	US$	5.45% p.a.	70	107
ABN AMRO Bank N.V.	01/2004	04/2009	US$	LIBOR + 3.0% p.a. to 4.83% p.a.	93	89
ABN AMRO Bank S.A.	02/2006	01/2009	US$	5.40% p.a.	32	24
ABN AMRO Bank S.A.	06/2005	05/2008	US$	5.05% p.a.		53
ABN AMRO Bank S.A.	12/2005	11/2008	US$	5.43% p.a.		35
ABN AMRO Bank S.A.	06/2005	12/2010	US$	5.51% p.a.	28	33
ABN AMRO Bank S.A.	10/2005	10/2008	US$	5.28% p.a.		27
JBIC	01/2003	01/2011	Yen	Japanese LIBOR + 1.25% p.a.	240	207
JBIC	08/2001	01/2010	Yen	1.65% p.a.	181	185
Unibanco	09/2006	12/2008	Yen	1.0% p.a.		279
FINNVERA (viii)	08/2008	12/2018	US$	LIBOR + 1.07% p.a.	448
FINNVERA	02/2003	02/2012	US$	LIBOR + 0.29% p.a.	164	159

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

	Maturity
	Start	Finish	Currency	Financial charges	2008	2007 (Revised)
(b) In foreign currency
FINNVERA	11/2004	11/2010	US$	LIBOR + 0.76% p.a.	66	75
KFW	02/2003	08/2012	US$	LIBOR + 0.22% p.a.	76	72
KFW	07/2002	01/2011	US$	LIBOR + 0.5% p.a. to 2.0% p.a.	41	55
Société Générale / Coface	02/2003	11/2012	US$	LIBOR + 0.22% p.a.	54	51
Société Générale / Natexis	12/2004	10/2009	US$	LIBOR + 1.95% p.a.	20	30
BNDES	12/2003	01/2011	UMBNDES (viii)	BNDES variable rate + 4.50% p.a.	31	35
BNDES	12/2000	01/2008	UMBNDES (viii)	BNDESvariable rate + 3.85% a.a.		8
Banco Santander do Brasil S.A.	04/2005	04/2008	US$	5.9% p.a.		22
Bank of Tokyo - Mitsubishi	01/2004	01/2009	US$	10% p.a.	93
Senior Notes	12/2003	08/2013	US$	8% p.a.	351	266
Financial charges					43	60

Total in foreign currency					3,975	2,826

Balance of financial derivatives					509	1,326

Total loans and financing					18,252	7,195

Loans and financing - Short term					3,949	1,990
Loans and financing - Long term					14,303	5,205

(a)	Turnover of loans and financing during the fiscal years ended on December 31

Year	Opening balance	Commercial leasing	Additions	Amortization	Financial charges	Closing balance
2008	7,195	22	11,388	(2,599)	2,246	18,252
2007 (Revised)	7,317	42	1,827	(2,455)	464	7,195

The average interest rate on the debt denominated in local currency, which amounted to R$ 13,768 as at December 31, 2008 (2007 - R$ 3,001), was 14.2% p.a. (2007 - 10.5%). The average interest rate charged on the foreign currency debt, which totaled R$ 3,975 on December 31, 2008 (2007 - R$ 2,826), was 4.7% p.a. (2007 - 6.3%) for funding obtained in U.S. dollars, 1.6% p.a. (2007 - 1.5%) for funding denominated in Japanese yen and 8.8% p.a. (2007 - 11.0%) for funding pegged to the BNDES (Brazilian bank for development) currency basket. Financial charges on the debt are basically composed of interest and monetary and exchange variations, net of the results of hedging transactions (financial derivatives and foreign currency investments).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(b)	Description of the principal loans and financing taken up in 2008 and 2007.

(i)	In May 2008, Telemar secured a R$ 4.3 billion facility from Banco do Brasil for the acquisition of equity stakes in BrT Part and BrT and other actions described in the Material Information release of April 25, 2008. Financial charges are due on a six-monthly basis, from May 2010 to May 2016. The principal will be repaid in seven annual installments, as from May 2010.

(ii)	In August 2008, Telemar issued promissory notes to the sum of R$ 3.6 billion to financing the future acquisition of controlling stakes in BrT Part and BrT and other actions described in the company’s Material Information release of April 25, 2008. The issue was coordinated by Banco Itaú BBA S.A. (consortium leader), Banco Santander S.A., Banco Bradesco BBI S.A. and Banco ABN ARNO Real S.A.. The selling group also included Banco Safra de Investimento S.A., ING Bank N.V., Banco do Nordeste do Brasil S.A., Banco Alfa de Investimento S.A. and Banco de Tokyo-Mitsubishi UFJ Brasil S.A.. A total of 144 promissory notes was issued, in a single series, with a nominal value of R$ 25 each. The transaction is for a period of two years, with a one-year grace period for the payment of interest and a two-year grace period for the payment of the principal, and is remunerated at the CDI rate plus 1.60% p.a.

(iii)	In December 2008, Telemar issued promissory notes in the amount of R$ 2.0 billion, to finance the future acquisition of controlling stakes in BrT Part and BrT and other actions described in the company’s Material Information release of April 25, 2008. The issue was coordinated by Banco Bradesco BBI S.A. (consortium leader), Banco Itaú BBA S.A. and Banco Santander S.A.. A total of 80 promissory notes was issued, in a single series, with a nominal value of R$ 25 each. The transaction is for a period of one year and is remunerated at the CDI rate plus 3.00% p.a..

(iv)	In November 2006, Telemar closed a financing contract with BNDES, to finance the expansion and technological upgrading of its fixed-line network, scheduled for the period 2006 to 2008, and drew down R$ 810 in that same month, R$ 700 in September 2007 and R$ 467 in August 2008. The financial charges are due on a quarterly basis until June 2009, becoming monthly for the period July 2009 to June 2014. The principal is payable on a monthly basis, as from July 2009.

(v)	In July 2007, Oi closed a financing contract with the BNDES, amounting to R$ 467, drawing down R$ 290 in that same month, R$ 150 in October 2007, R$ 10 in October 2008 and R$ 17 in November 2008, to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled for the period 2006 to 2008. The financial charges are due on a quarterly basis until January 2010, becoming monthly for the period February 2010 to January 2015. The principal is payable on a monthly basis, as from February 2010.

(vi)	In September 2007, Telemar obtained a syndicated loan of R$ 664 (US$ 360) to finance the expansion and technological upgrading of its fixed-line network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and the Sumitomo Mitsui Banking Corporation. The Japanese Development Bank (JBIC - Japan Bank for International Cooperation) is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V. also participated in the consortium.

(vii)	In July 2008, Telemar closed a financing contract with the Nordic Investment Bank, amounting to R$ 398 (US$ 250), aimed at covering part of its investments for the year, and the sum was drawn down on July 17. The financial charges are due on a six-monthly basis, from January 2009 to July 2018. The principal will be repaid in 17 half-yearly installments, as from July 2010. The average cost of this facility is the LIBOR plus 0.95% p.a..

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(viii)	In June 2008, Telemar closed a financing contract with Finnish Export Credit, amounting to US$ 300,000, to cover part of its investments for the current year. Amounts will be drawn down according to need, as investments are realized, and R$ 140 (US$ 87) was taken in August 2008, with a further R$ 258 (US$ 105) in December 2008. Financial charges are due on a six-monthly basis, from December 2008 to December 2018, and the principal will be repaid in 17 six-monthly installments, from December 2010. The average cost of this facility is LIBOR plus 1.07% p.a..

(c)	Guarantees

Loans from the BNDES are guaranteed against Telemar and Oi receivables plus sureties provided by the respective parent companies, TNL and Telemar. The loans from Banco do Nordeste do Brasil S.A. are guaranteed against Telemar receivables, with a surety provided by TNL (for more detail see Note 31(e)).

(d)	Commercial Leasing

The liabilities arising from financial leasing contracts have payment periods varying from 36 to 60 months and are recorded at present value. The financial charges, which are mostly linked to variations in the CDI rate, are recorded in the net income over the leasing period.

(e)	Covenants

Some of Company’s debt instruments require that both TNL and Telemar comply with financial covenants.

The most restrictive financial covenants that could lead to an acceleration of this indebtedness are as follows: (i) the obligation to maintain a total debt to EBITDA ratio of less than or equal to 4.00 to 1.0 at the end of and for each fiscal quarter until maturity; and (ii) the obligation to maintain a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.0 at the end of and for each fiscal quarter until maturity

Company’s debt instruments with BNDES contain specific financial covenants, of TNL and Telemar relating to the maintenance of the following ratios:

•	Company’s ratio of shareholders’ equity to total assets;

•	Company’s ratio of EBITDA to net operating revenue;

•	Company’s ratio of EBITDA to interest expense;

•	Company’s ratio of total debt to EBITDA; and

•	Company’s ratio of short-term debt minus cash to EBITDA.

Under these debt instruments, BNDES has the right to accelerate the debt if, at the date the financial covenants are tested, we are not in compliance with:

•	either the EBITDA to interest expense ratio covenant or the total debt to EBITDA ratio covenant; or

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

•	a combination of any two of: the shareholders’ equity to total asset ratio covenant, the EBITDA to net operating revenue ratio covenant and the short-term debt minus cash to EBITDA ratio covenant

As of and for the year ended December 31, 2008, the Company was in compliance with the financial covenants described except for two of the covenants related to the financing contracts with BNDES: (a) capitalization index (Shareholders’ Equity/Assets) and (b) EBITDA/Net Revenue. However, in 2009, before the issuance of these financial statements, BNDES waived its right to call or accelerate the debt up to and including December 31, 2009.

Repayment of long-term debt has been scheduled as follows:

2008
In local currency
2010	5,357
2011	1,256
2012	1,223
2013	1,129
2014 onwards	2,155

11,120

In foreign currency
2010	532
2011	557
2012	331
2013	621
2014 onwards	1,036

3,077

Derivatives
2010	103
2011	(6)
2012	9
2013
2014 onwards

106

Total
2010	5,992
2011	1,807
2012	1,563
2013	1,750
2014 onwards	3,191

14,303

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

22	Authorizations payable

	2008		2007 (Revised)
	Current	Long-term	Current	Long-term
Oi - 3G usage rights (i)	113	795
Oi - 2G usage rights (ii)			118
Oi usage rights (iii)	33	98	29	114
Amazônia usage rights (iv)	4	11	3	13

	150	904	150	127

These are payments due to Anatel for its granting of authorizations to provide SMP and the corresponding use of radio frequencies, obtained at public auctions.

(i)	Documents conferring the right to the use of radio frequencies for the Company to provide 3G SMP in Regions I and III (see Note 22) were signed on April 29, 2008. This represented a total investment of R$ 867 and, on April 28, 2008, Oi paid 10% of that price. Management intended to pay the remaining 90%, without monetary correction, by December 10, 2008, but in accordance with CVM Instruction nº 469/2008, the accounts payable in relation to the 3G license were adjusted to present value, for the amount of R$ 49, recorded as a deduction from authorizations payable and intangible assets. However, due to the changed economic scenario, management decided to finance this debt, with final payment in 2016, and consequently adjusted the intangible asset to its acquisition cost and corrected the authorization payable according to the IST (Telecommunications Sector Index), plus interest of 1% p.m., according to tendering regulations.

(ii)	The documents conferring the right to the use of radio frequencies for the company to provide 2G (GSM technology) SMP in São Paulo and expand the bandwidth in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo) (see Note 22) were signed on December 7, 2007. This represented a total investment of R$ 131 and, on December 7, 2007, Oi paid 10% of that price, with the remaining 90% settled, without monetary correction, on September 10, 2008, in accordance with the tendering regulations.

(iii)	In regard to the documents signed in July 2003 and January 2004 conferring certain radio frequency usage rights, Oi paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, with final payments to be made in 2011 and 2012, respectively. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% p.m..

(iv)	This refers to the amounts payable to Anatel for the granting of radio frequencies and authorizations to provide SMP, obtained at auction. With respect to the documents signed in 2004, Amazônia paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, separated into short-term and long-term portions, with final payment in 2012. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% per month.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

23	Taxes other than on income

	2008	2007 (Revised)
ICMS (i)	359	444
ICMS – Agreement 69/1998	261	223
PIS and COFINS	126	158
Other indirect taxes on operating revenues	34	37

Total	780	862

Current	519	637
Long-term	261	225

(i)	Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Maranhão, Ceará, Rio Grande do Norte, Alagoas, Sergipe, Bahia and Paraná; and 25% for all the other states.

24	Deferred taxes and taxes on income

	2008	2007 (Revised)
Federal income tax payable	298	497
Social contribution payable	141	253
Income tax withheld at source on interest on shareholders’ capital	14	11
Additional indexation expense from 1990	11	11

Total	464	772

25	REFIS II – Tax financing program

TNL and its subsidiaries Telemar and Oi have all adhered to the “Parcelamentos Especiais – PAES” (tax refinancing program) (also known as the “Programa de Recuperação Fiscal II -REFIS II” (also tax refinancing program), governed by Law nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003.

According to provisions of Article 7 of aforementioned law, TNL and its subsidiaries are obliged to make timely payment of installments under REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may happen to occur first. The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The amounts scheduled under the REFIS II program are as follows:

	2008		2007 (Revised)
	Current	Long-term	Current	Long-term
COFINS	74	224	70	310
CPMF	31	111	29	150
IOF	16	96	15	123
Income tax	14	39	13	54
Social contribution	4	17	4	23
INSS - SAT	3	15	3	20
PIS	1	2	1	3

	143	504	135	683

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	2008				2007 (Revised)
	Principal	Fines	Interest	Total	Total
COFINS	215	22	61	298	380
CPMF	103	10	29	142	179
IOF	81	8	22	111	138
Income tax	29	7	16	52	67
Social contribution	12	3	7	22	27
INSS – SAT(*)	11	2	6	19	23
PIS	2	—	1	3	4

	453	52		142	647

(*)	“Seguro de Acidente de Trabalho – SAT” (workplace accident insurance).

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 49 (2007 – R$ 55), being recognized as “Financial expenses” during the financial year ended on December 31, 2008 (see Note 9).

The RFB (Brazilian Internal Revenue Department) and “Procuradoria Geral da Fazenda Nacional – PGFN” (office of the chief attorney for the national treasury), unduly included a number of Telemar, Oi and TNL debts in the PAES program, so that the consolidated amount was considerably in excess of that submitted by these companies, which are adopting the appropriate administrative and judicial measures to exclude these differences and to also restore their good standing with regard to payment of the installments under the program, given the erroneous position of those authorities. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term portion of the debt, totaling R$ 115, will be transferred to current liabilities.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

26	Provisions for contingencies

(a)	Composition of the book balance

	Tax	2008	2007 (Revised)
(i)	ICMS assessments	377	389
(ii)	FUST	117	54
(ii)	Funttel	63	45
	ISS (*)	55	49
	ILL (**)	46	43
	INSS	30	50
	Tax loss carry-forwards	—	79
	Other claims	55	80

		743	789

	Labor
(i)	Overtime	210	193
(ii)	Salary differences/Equalization of salary scales	157	126
(iii)	Indemnities	111	89
(iv)	Labor fines	99	82
	Hazardous work conditions	67	78
	Claims by outsourced personnel	64	63
	Fees for legal council and expert opinions	50	41
	Contractual rescissions	41	23
	Additional post-retirement benefits	39	32
	FGTS (***)	18	15
	Other claims	79	76

		935	818

	Civil
(i)	Anatel estimates	352	303
(ii)	Anatel fines	81	68
(iii)	Small claims courts	77	81
(iv)	Other claims	285	275

		795	727

	Total	2,473	2,334

(*)	ISS – “Imposto Sobre Serviços” (tax on services)

(**)	ILL –”Imposto sobre o Lucro Líquido” (tax at source on net income)

(***)	FGTS - “Fundo de Garantia do Tempo de Serviço” (guarantee fund based on time of service),

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

In compliance with the terms of the respective law, the provisions for legal contingencies are corrected monetarily on a monthly basis, using the following indices and interest rates:

Tax:	Variation of the “Sistema Especial de Liquidação e Custódia – SELIC” interest rate;

Labor:	Variation of the “Tribunal Regional de Trabalho – TRT” (regional labor court) interest rate, plus interest of 1% per month;

Civil:	Variation of the “Taxa Referencial – TR” (reference rate) interest rate, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003).

(b)	Breakdown of the claims according to level of risk, at December 31

	2008
	Tax	Labor	Civil	Total
Probable	743	935	795	2,473
Possible	8,640	395	2,705	11,740
Remote	1,631	738	391	2,760

Total	11,014	2,068	3,891	16,973

	2007 (Revised)
	Tax	Labor	Civil	Total
Probable	789	818	727	2,334
Possible	7,273	387	2,471	10,131
Remote	692	684	375	1,751

Total	8,754	1,889	3,573	14,216

(c)	Summary of the changes in the balances of the provisions for legal contingencies

	Tax	Labor	Civil	Total
Balance at December 31, 2006 (Revised)	744	1,129	555	2,428
Additions, net of reversals	104	(68)	299	335
Write-downs due to settlement	(101)	(243)	(166)	(510)
Monetary correction (Note 9)	42	—	39	81

Balance at December 31, 2007 (Revised)	789	818	727	2,334
TNCP/Amazônia acquisition	28	1	4	33
Additions, net of reversals (i)	(15)	145	177	307
Write-downs due to settlement	(59)	(161)	(142)	(362)
Monetary correction (Note 9)	—	132	29	161

Balance at December 31, 2008	743	935	795	2,473

(i)	Total additions in the period, net of reversals, amounting to R$ 307, comprise the provisions for contingencies, to the sum of R$ 266 (see Note 8), and the amounts shown in the table below, totaling R$41. During the fiscal year ended on December 31, 2007, management altered the method of calculating losses in relation to labor claims, basing the new calculation on the record of payments already made. This change in estimate brought about a reversal against the provision for legal contingencies, to the sum of R$ 408, with R$ 265 recorded under ”Other operating expenses – provisions/reversals contingencies” (Note 8), and R$ 143 under “Net interest expenses – monetary correction of provisions for contingencies” (Note 9).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The amounts of the provisions in relation to the querying of FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown in the table below:

	2008	2007 (Revised)
Other operating expenses:
FUST	(25)	(10)
FUNTTEL	(14)	(13)
ICMS credit on electricity	(2)	(2)

	(41)	(25)

(d)	Probable contingencies (consolidated)

(1)	Fiscal:

(i)	ICMS (Value Added Tax on Sales and Services) - Refers to a provision that is considered by management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to alleged non-compliance with access obligations.

(ii)

FUST and FUNTTEL - The provision is in relation to the change in the FUST (Fund for Universal Access to Telecommunications Services) fee calculation methodology, introduced by Anatel Abridgement no 7 (no longer allowing the exclusion of EILD and interconnection charges from the calculation base, applied retroactively). In this regard, acting through ABRAFIX (Brazilian Association of Fixed-line telecommunications Telephony Companies), Telemar has taken out an injunction to prevent the application of the rule in question, and has been making judicial deposits of the calculated differences. The company believes that whatever decision is handed down regarding the FUST fees will also apply to the FUNTTEL (Fund for the Technological Development of Brazilian Telecommunications) fees.

(2)	Labor:

(i)	Overtime - Claims relating to demands for overtime payment, for work allegedly done outside normal working hours.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(ii)	Pay differences - This item largely represents amounts arising from pay differences among the employees and claims for equal pay/reinstatement, by those who allegedly receive less pay for doing an identical job, in addition to other requirements provided for in the applicable law.

(iii)	Indemnifications - Indemnities correspond to requests for reimbursement or compensation for losses incurred during the employment contract, due to a variety of alleged reasons, including: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day-care benefit and productivity bonus, provided for in collective labor agreements.

(iv)	Labor fines - These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

(3)	Civil:

(i)	Anatel estimates - These largely refer to non-compliance with PGMU and PGMQ obligations.

(ii)	Anatel fines - These largely refer to provisions for fines arising from failures to meet quality targets under the terms of the PGMQ and “Regulamento de Indicadores de Qualidade – RIQ” (regulation of quality indicators).

(iii)	Small claims courts - Issues raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iv)	Other claims - These relate to a large number of various minor lawsuits in progress covering the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others.

(e)	Possible contingencies (not provided for)

TNL and its subsidiaries are also involved in a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the legal advisors, are summarized below:

Fiscal

ICMS - There have been a number of ICMS tax assessments against Telemar, amounting to approximately R$ 2,314 (2007 – R$ 1,751), most notably in regard to two situations: i) the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base; and ii) the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,369 (2007 – R$ 1,221), have not been provided for, being considered by the lawyers to represent potential losses, given that these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the Federal Supreme Court (STF) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 945 (2007 – R$ 808), mainly relating to joint liability, the applicable percentage of Workplace Accident Insurance (SAT) and items liable to incurring social security charges. Notable among these is the questioning of the levying, by the INSS (Tax Assessment Notifications - NFLDs in July 2005), of social security contributions on payments in regard to Telemar employee profit sharing, effected under the terms of Law no 10,101 and Article 7 of the 1988 Federal Constitution. Such items should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 325 (2007 – R$ 290).

Federal taxes - There are various tax assessments with regard to federal taxes, largely relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$ 2,107 (2007 – R$ 1,074). Based on opinion of its legal advisors, the Company’s management considers that there is a good chance of success in these proceedings, and therefore has made no provisions for possible losses.

There follows a list of other charges made by the federal authorities:

(i)	IRPJ, CSLL, PIS and COFINS – Amortization of goodwill – Assessment of July 2005 - The questioning of the sum of R$ 1,364 (2007 – R$ 1,884), largely in relation to a corporate transaction carried out by TNL in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a goodwill based on the prospect of the future profitability of that other company. Hence, the prevailing federal law expressly allows the possibility of making use of goodwill paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction.

A partially favorable decision in the lower administrative court reduced the amount in question to R$ 479 and the company is now awaiting a decision on appeal to a higher court. The chance of incurring losses in regard to the reduction is considered by the company’s lawyers to be remote, while the amount of R$ 1,364 is considered liable to incurring possible losses.

(ii)	IRRF, IRPJ and CSLL – Undue disallowances - In August 2000, Telemar was assessed by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization, for a total of R$ 994. Of the aforementioned sum, approximately R$ 51 was registered under the REFIS II program. After the final decision, the remaining amount, which is being legally questioned and for which the maximum risk level is considered to be possible, totals approximately R$ 92 (2007 – R$ 82).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(iii)	PIS and COFINS – Undue disallowances - On June 30, 2006, Telemar received a tax assessment from the SRF, for the sum of R$ 760 (2007 – R$ 677), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. Telemar has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in lower court, which is still provisional, leading to a reduction of R$ 432 (2007 – R$ 385) in the amount assessed, and the company has appealed against the unfavorable part of the decision. Given that the reduction is a consequence of the identification of errors committed, Telemar’s management believes that liability for this reduced portion should be considered remote, with the remaining balance, of R$ 328, considered possible.

(iv)	Fine - IRRF on loan – Assessment of December 2007 - The taxation authorities fined Telemar the sum of R$ 195 (2007 – R$ 160) for not having withheld corporate income tax due (in the calendar years 2002 and 2003) on the gains arising from loan agreements with the parent company, TNL.

A partially favorable decision in the lower administrative court reduced the amount in question by R$ 74 and the company is now awaiting a decision on appeal to a higher court. The chance of incurring losses in regard to the reduction is considered by the company’s lawyers to be remote, while the amount of R$ 121 is considered liable to incurring possible losses. The company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed, said retention was waived by Article 77, clause II of Law no 8,981/95, which was only later revoked by Law no 10,833/2003.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, risk goodwill and joint liability, among others, amounting to a total of around R$ 395 (2007 – R$ 387).

Civil:

Refers to lawsuits for which no judicial ruling has been handed down, and which principal objectives are associated with issues regarding network expansion plans, indemnification for immaterial and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 22,608 lawsuits (2007 – 24,507), amounting to a total value of R$ 2,705(2007 – R$ 2,471).

In September 2004, the Federal Public Prosecution Service and the State Public Prosecution Service of Rio de Janeiro launched a civil suit against TNL, Telemar, Oi and the government for annullment of the transfer of the controlling equity stake in Oi to Telemar, as well as payment of indemnification for pain and suffering and material damages supposedly caused to the minority shareholders and the financial market by such act. TNL and Telemar have presented their defence and are awaiting a lower court decision. The sale of the controlling stake in Oi to Telemar is also the object of an administrative proceeding by the CVM, in order to determine whether there were any irregularities in the transaction, as well as of lawsuits brought by two minority shareholders.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically in excess of the true merits of the case), and the final judicial decisions are still pending.

27	Debentures

At an Ordinary General Meeting of the shareholders, held on March 7, 2006, approval was given for a public issue, by Telemar, of 216,000 simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10,000.00, making a total of R$ 2,160. Which were placed on March 27, 2006. The maturity of the 1st series is five years and of the 2 nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at December 31, 2008, amounting to R$ 98 (2007 – R$ 76), is amortized half-yearly. The most recent date was September 1, 2008 and the next occasion will be March 2, 2009. Telemar’s Board of Directors approved this transaction on March 15, 2006.

At an Ordinary General Meeting of shareholders, held on April 17, 2007, approval was given for a private issue by Telemar of 5,400 simple, non-convertible debentures, in up to five series, at a nominal unit value of R$ 10,000.00, totaling R$ 54, with a view to financing the expansion of the mobile telephone services in a variety of locations within the state of Minas Gerais (under the “Minas Communicates” project). The debenture was signed on December 18, 2007 and subscription to the 1st series, to the sum of R$ 11, took place on December 28th. Subscription to the 2nd series, to the sum of R$ 20, occurred on March 24, 2008. The final maturity of these debentures is on July 5, 2021, with partial amortization in 2018, 2019 and 2020. The debentures are remunerated according to the IPCA (inflation index) + 0.5% p.a. and interest amounting to R$ 2 has been recorded under long term liabilities for the year ended on December 31, 2008.

28	Shareholders’ equity

(a)	Capital stock

The company’s authorized capital is represented by 700 million shares. The capital stock of TNL, which is fully subscribed and paid up, amounts to R$ 5,449, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.

The capital stock is represented by:

	Number of shares (thousand)
	2008	%	2007	%
Common stock	130,612	33.33	130,612	33.33
Preferred stock	261,223	66.67	261,223	66.67

Total	391,835	100.00	391,835	100.00
Common shares held in treasury	(3,071)		(3,238)
Preferred shares held in treasury	(6,475)		(6,475)

Total shares outstanding	382,289		382,122

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(b)	Capital reserves

Reserve for goodwill on the disposal of shares

A reserve was set up on April 12, 2008 for goodwill on disposal of shares, in the amount of R$ 4, as a result of the exercising of the first package of share options, which involved the transfer of common treasury stock, amounting to R$ 5, to the respective beneficiaries who exercised their options.

Reserve for donations and subsidies for capital expenditure

This balance basically refers to investment relating to tax incentives - FINOR.

Reserve for stock options

Set up due to the granting and recognition of the company Stock Option Plan and settlement by means of equity instruments (see Note 30).

(c)	Profit reserves

Legal reserve

According to Article 193 of Brazilian corporation law, TNL must allocate 5% of its net profit for the year to a legal reserve, up to the limit of 20% of capital stock. This allocation is optional in case that the sum of the legal reserve plus the capital reserves exceeds capital stock by 30%. The legal reserve may be utilized for a capital increase or for absorbing losses, but may not be distributed in the form of dividends.

Capital expenditure reserve

Among its revenue reserves the company holds funds to cover direct capital expenditure or the extension of long term lines of credit to its subsidiaries for implementation of their respective capital budgets. These resources have been invested mainly in expanding the fixed-line and mobile networks, with a total of R$ 6.4 billion invested in permanent assets in 2008 (2007 - R$ 4.0. billion).

At December 31, 2007, following the proposed profit allocation, the revenue reserves’ balance exceeded the Company’s capital stock. At an Ordinary General Meeting of shareholders, on April 4, 2008, the decision was taken to increase the company’s capital by R$ 760, using resources from the capex reserve.

(d)	Shareholder rights, dividends and interest on shareholders’ capital

According to the company’s by-laws, TNL must pay out a minimum compulsory dividend for each fiscal year, equivalent to not less than 25% of the net profit, adjusted in accordance with Article 202 of the Brazilian Corporation Law. The non-voting preferred stock confers priority in the reimbursement of capital, without goodwill, and in the distribution of dividends, being guaranteed a minimum, non-cumulative dividend of 6%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

p.a. proportional to the capital stock or 3% p.a. of the share book value, whichever is the higher. The remaining amount of the minimum compulsory dividend is allocated to the holders of common stock, which confer voting rights, to the same limit as the preferred stock and whatever may be left over is distributed equitably among all the shareholders.

The by-laws also provide for the payment of interest on capital to the shareholders. This interest on capital is tax deductible and remuneration is limited to the average TJLP for the period in question, applied to the shareholders’ equity at the end of the previous fiscal year, and may not exceed (i) 50% of the net profit (before considering this distribution and any income tax deductions) for the period in which the declaration is made, or (ii) 50% of the sum of the retained earnings plus the revenue reserves, whichever is the greater. The amount paid or designated as interest on capital is considered to be part of the distribution of compulsory dividends. Hence, according to the Brazilian corporate law, TNL is obliged to distribute to the shareholders an amount sufficient to ensure that the net value received, after payment of income tax withheld at source, is at least equal to the minimum compulsory dividend.

At an Ordinary General Meeting held on April 4, 2008, approval was given for the allocation of interest on capital over the course of the 2008 financial year, amounting to R$ 700. Subsequently, in accordance with the announcement to the shareholders on July 31, 2008, the sum of R$ 279 was set aside, to be corrected monetarily up to December 31, 2008 according to the variations of the CDI rate and, from January 1, 2009 to the initial payment date, in accordance with the TR (referential interest rate).

On August 28, 2008, the Board of Directors approved the distribution of an extraordinary dividend, to the sum of R$ 1,200, from the revenue reserve. Payment was initiated on September 19, 2008.

From the net profit for the fiscal year ended on December 31, 2008, management is proposing the allocation of R$ 791 in the form an extraordinary dividend and R$ 279 in the form of interest on capital, the total value being superior to the minimum compulsory (statutory) dividend. For the purpose of determining the interest on capital for distribution, the calculation base considered the amounts net of income tax withheld at source (IRRF).

In compliance with the provisions of the Brazilian corporate law and in accordance with TNL’s by-laws, the adjusted net profit is equivalent to the net profit for the fiscal year, adjusted to reflect the allocations to/from: (i) the legal reserve; (ii) the contingency reserve.; and (iii) the realization of unrealized profit.

The minimum compulsory dividends were calculated as follows:

	2008	2007 (Revised)
Net profit for the year	1,101	2,297
Appropriation to the legal reserve - 5%	(55)	(115)

Adjusted net profit	1,046	2,182

Minimum compulsory dividend - 25%	262	545
Number of common shares outstanding (in thousands)	127,541	127,374
Number of preferred shares outstanding (in thousands)	254,748	254,748

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The figures for the 2007 financial year are shown at the original amounts, without taking into consideration the adjustments that would be made as a result of the application of Law no 11,638/07.

The minimum statutory dividends were calculated as follows:

	2008	2007 (Revised)
Capital stock subscribed	5,449	4,689
Total shares outstanding (in thousands)	382,289	382,122
Total preferred shares outstanding (in thousands)	254,748	254,748
Calculation base	3,631	3,126
Minimum compulsory dividend - percentage	6%	6%
Minimum compulsory dividend	218	188

	2008	2007 (Revised)
Shareholders’ equity	9,795	10,921
Total shares outstanding (in thousands)	382,289	382,122
Total preferred shares outstanding (in thousands)	254,748	254,748
Calculation base	6,527	7,281
Minimum compulsory dividend - percentage	3%	3%
Minimum compulsory dividend	196	218

The dividends and interest on capital for the 2008 financial year are shown below:

	Common stock	Preferred stock	Total
Extraordinary dividends	400	800	1,200
Proposed dividends (as at December 31, 2008)	264	527	791
Interest on capital	93	186	279
IRRF due on interest on capital	(12)	(24)	(36)

Total distribution to the shareholders, net of IRRF	745	1,489	2,234

Number of shares outstanding (in thousands)	127,541	254,748

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

	Amount per share (reais)
	Common stock	Preferred stock
Interest on capital (historical value)
July 31, 2008	0.7292	0.7301
Dividends
Extraordinary (as at August 28, 2008)	3.136	3.140
Proposed (as at December 31, 2008)	2.070	2.069

At an Ordinary General Meeting held on April 4, 2008, approval was given for the allocation of the net profit for the year ended on December 31, 2007, amounting to R$ 2,297, plus R$ 18 (prescribed dividends and interest on shareholders’ capital in relation to 2003), making a total of R$ 2,315, as follows: (a) R$ 115 to the legal reserve; (b) an increase in capital of R$ 760; (c) R$ 767 to the revenue reserve; and (d) distribution of the remaining R$ 671, with R$ 80 in dividends and R$ 591 as interest on shareholders’ capital, payment of which began on April 15, 2008.

The dividends and interest on capital payable by the parent company, shown under current liabilities, are made up as follows:

Base year of the proposal	2008	2007
2008	1,084
2007	26	604
2006	9	14
2005	21	22
2004		36

	1,140	676

(e)	Prescribed dividends

This refers to dividends and interest on capital that have not been claimed by the shareholders, within a period of three years from the date that this remuneration was placed at their disposal.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(f)	Treasury stock

TNL’s most recent share buy-back plan expired in 2005. As mentioned in item (b), 167 thousand common shares worth R$ 5 were transferred from treasury as a result of the exercising of option rights under the Company’s 2007 Stock Option Program. Hence, the balance at December 31, 2008 shows a total of 9,546 thousand shares held in treasury, of which 3,071 thousand common stock and 6,475 thousand preferred stock.

29	Financial instruments

Market exposure of TNL and its subsidiaries stems mainly from changes in currency exchange rates, since a significant part of their debt is denominated in foreign currency, while their revenues are in Reais. To reduce this risk exposure, they use derivatives like swaps and currency forward contracts, as well as foreign currency investments. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by management.

The Company has a policy of limiting its maximum foreign currency exposure to 12% of Oi group’s gross debt. Exposure, at December 31, 2008, was equal to 6.61% of the group’s gross debt.

(a)	Fair value of the financial instruments

TNL and its subsidiaries conducted an assessment of their accounting assets and liabilities compared with their market or effective realization (fair) values, using available information and evaluation methodologies appropriate to each situation. The interpretation of the market data in regard to the choice of methodology requires considerable judgment and the determining of estimates in order to arrive at a value that is considered to be appropriate for each situation. Consequently, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses for determining the fair value can have a material effect on the amounts obtained.

The method used for calculating the fair value of swaps was to take the future cash flows associated with each instrument under contract, discounted at the market rates in effect on the balance sheet date. The method used for the calculation of the market value of dollar call options, adopted for accounting recognition of the goodwill, was Black&Scholes.

For securities that are tradable in active markets, the fair value is equivalent to the most recent stock market quotation available on the balance sheet date, multiplied by the number of shares in circulation. For contracts in which the current contractual terms are similar to the original terms or that do not present parameters for a price quotation or contract, the fair values are equal to the book values.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The financial assets and liabilities are shown below:

	2008		2007 (Revised)
	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	9,498	9,498	3,461	3,461
Financial investments	1,241	1,241	3,248	3,248
Accounts receivable	3,896	3,896	3,286	3,286
BrT investment	3,271	2,139
Dividends and/or interest on shareholders’ capital	21	21
Liabilities
Suppliers	2,019	2,019	1,774	1,774
Loans and financing	18,252	18,211	7,195	7,151
Debentures	2,291	2,291	2,247	2,247
REFIS II – Tax Refinancing Program	647	647	818	818
Dividends and/or interest on shareholders’ capital	1,522	1,522	917	917
Authorizations payable	1,054	1,054	276	276
Shareholders’ equity
Capital reserve – stock options	9	9	4	4
Treasury stock	(369)	(296)	(373)	(339)

(b)	Foreign exchange rate risk

Approximately 20% (2007 - 35%) of the consolidated debt, including debentures and excluding swaps and forward exchange transactions, is denominated in foreign currency (U.S. Dollars or Japanese Yen, or in the BNDES basket of currencies - UMBNDES).

The sum of the nominal values of the currency swaps, forward exchange transactions and foreign currency investments, as at December 31, 2008, was US$ 327 million (2007 - US$ 516 million) for the parent company and US$ 1,120 million (2007 – US$ 1,149 million) in the consolidated figures, providing foreign exchange risk cover of 98% (2007 – 97%) and 66% (2007 – 72%), respectively. The foreign currency financial investments were placed with investment funds abroad and are fully liquid (see Note 11). The maturity of the swap transactions is linked to the maturity of the corresponding foreign currency debt and the forward exchange transactions mature in January 2009. Thus, the company has cover against foreign exchange risk for all of its foreign currency debt payments up to mid-2012.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

All the financial derivative transactions engaged in by TNL and its subsidiaries are aimed at protecting (hedging) the debt denominated in foreign currency.

The results of hedging operations (Note 9), at December 31, 2008, showed, under currency swap operations, a gain of R$ 141 (2007 – loss of R$ 493 and 2006 – loss of R$ 696) and under forward exchange operations, a gain of R$ 70 (there were no forward contracts in 2007 and 2006), while the financial investments denominated in foreign currency registered a gain of R$ 353 (2007 – loss of R$ 107 and 2006 – loss of R$48). Moreover, applying Law no 11,638/2007 retroactively to the 2007 and 2006 financial year, we calculated losses of R$ 53 and R$15, respectively.

The following tables show the notional and fair values of the financial derivatives engaged in to protect the foreign currency denominated debt against currency risk:

			Notional value		Fair value		Cumulative impact (2008)
	Indicator	Maturity	2008	2007 (Revised)	2008	2007 (Revised)	Amount receivable	Amount payable
Currency swap contracts US$/R$ (i)
Asset position	US$+ 0% to 10.11%	Jan/2009 to Dec/2018	1,272	683	1,305	829
Liability position	70.4% to 113.85% of CDI rate		1,272	683	(1,702)	(1.648)

Net value					(397)	(819)		(397)
Currency swap contracts Yen/R$ (*) (ii)
Asset position	Yen + LIBOR, Yen + 1.25% and Yen + 2.00%	Jan/2009 to Jan/2011	227	275	313	312
Liability position	85.00% to 95.00% of CDI rate		227	275	(514)	(805)

Net value					(201)	(493)		(201)
Currency swap contracts Yen/US$ (iii)
Asset position	6-month Yen+1.25%	Jan/2009 to Jan/2011	73	78	120	78
Liability position	6-month US$+3.59%		73	78	(99)	(95)

Net value					21	(17)	21
Forward exchange contracts Yen/US$ (iv)
Long position (Iene)	Forward rate of 103.30 to 106.30	Jan/2009	446		516
Short position (US$)			446		(446)

Net value					70		70
Options R$/US$ (**) (v)
Position – Call
Foreign currency	US$	Feb/2009	234		9		9

(*)	The contract provides for a margin of security of R$ 188 (2007 - R$ 264).

(**)	Recorded under current assets, as “Other assets”.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

All cumulative impacts (amounts receivable and payable) are compensated and the net result is recorded on the balance sheet under loans and financing.

Counterparties:

(i)	ABN ARNO Real S.A, Citibank S.A, Itaú S.A, JP Morgan S.A, Votorantin S.A and Unibanco—União dos Bancos Brasileiros S.A..

(ii)	JP Morgan S.A and Morgan Stanley Dean Witter S.A..

(iii)	J. Aron and Co, NY (Goldman Sachs).

(iv)	Barclays S.A..

Currency swap contracts - US$/R$

TNL and its subsidiaries have engaged in “plain vanilla” currency swap transactions to protect payments on dollar denominated debt. Under these contracts, the Company has an asset position in dollars at a predetermined interest rate and a liability position linked to a percentage of the CDI rate. The risk of incurring losses on the asset position lies in variations of the dollar exchange rate against the Real, but these potential losses would be fully offset by payment flows on maturity of the dollar denominated debt.

Currency swap contracts - Yen/R$

TNL has engaged in “plain vanilla” currency swap transactions in order to protect the payments on debt denominated in Japanese yen. Under these contracts, the company has an asset position in yen at a predetermined interest rate or at a predetermined interest rate plus the Japanese LIBOR rate, while the liability position is indexed against the CDI rate in all the contracts. The greatest risk of incurring losses on the asset side of these transactions lies in the variations of the yen exchange rate against the real, but these potential losses would be fully offset by payment flows on the maturity of the yen denominated debt.

Currency swap contracts - Yen/US$

TNL has engaged in “plain vanilla” currency swap transactions to protect payments on debt denominated in Japanese yen. Under these contracts, the Company has an asset position in yen at Japanese LIBOR rate plus a spread and a liability position in US dollars at the dollar LIBOR rate plus a spread. The risk of incurring losses on the asset position lies in variations of the yen exchange rate against the dollar and in fluctuations in the Japanese LIBOR rate, but these potential losses would be fully offset by payment flows on maturity of the yen denominated debt. The greatest risk of incurring losses on the liability side lies in variations of the dollar exchange rate against the Real, but these potential losses would be fully offset by gains on the asset side from currency swap transactions in which TNL has an active position in the dollar at a predetermined interest rate and a passive position at the CDI rate.

Forward exchange contracts - Yen /US$

Telemar, a subsidiary of TNL, has engaged in forward exchange transactions for the purpose of protecting the payments on a portion of its debt denominated in Japanese yen. Under these contracts, the company has taken

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

a long position in yen and a short position in US dollars. The risk of incurring losses on the long side of these transactions lies in the variations of the yen exchange rate against the dollar, but these potential losses would be fully offset by the foreign exchange variations on the equivalent portion of the yen denominated debt. Given that the yen/real exchange rate is linked to the dollar, the impact of variations in the dollar exchange rate does not present any additional risk to the company.

US$ Options

On October 22, 2008 Telemar took a short position on approximately US$ 580 million, against a long position in reais, based on the PTAX rate of October 22, 2008 and corrected monetarily at the CDI rate until the end of the financial year. The transactions were settled in January 2009, without the need for Telemar to make any payments.

(c)	Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI , in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese LIBOR, in the case of a portion of the debt denominated in Japanese yen, and on the BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to the BNDES’s foreign currency funding. In order to reduce their exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At December 31, 2008, 95% (2007 – 85%) of the assumed debt, including debentures, was subject to floating interest rates, and 2% (2007 – 8%) had been exchanged for fixed rates, by means of swap transactions. The Company’s most significant interest rate exposure on its debt, after hedging, is to variations in the CDI rate. A sustained rise in this rate would have a negative impact on future interest payments and hedging adjustments. However, since the Company’s cash is largely invested in securities linked to variations of the CDI rate, the net short-term exposure to the CDI rate does not represent a material risk to the Company.

The net result of hedging transactions (Note 9), as at December 31, 2008, showed a loss of R$ 3 (2007 – loss of R$ 5) for the parent company and a loss of R$ 9 (2007 – gain of R$ 3) in the consolidated figures, due to interest rate swaps.

The following tables show the notional and fair values of the interest rate derivatives entered into to protect the company’s debt against the risk of floating interest rates:

	Indicator	Maturity	Notional value		Fair value		Cumulative impact (2008)
			2008	2007 (Revised)	2008	2007 (Revised)	Amount receivable	Amount payable
Interest rate swap contracts US$ LIBOR/Predetermined (i)
Asset position	3-month & 6-month US$ LIBOR	Jan/2009 to Aug/2012	488	538	479	539
Liability position	3.77% to 4.04%		(488)	(538)	(481)	(538)

Net value					(2)	1		(2)
Interest rate swap contracts CDI/Predetermined (ii)
Asset position	CDI rate+0.55%	Mar/2009 to Mar/2013	270	270	283	271
Liability position	103% of CDI rate		(270)	(270)	(283)	270

Net value					—	1

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Counterparties:

(i)	Citibank S.A and J. Arno and Co, NY (Goldman Sachs).

(ii)	Citibank S.A.

Interest rate swap contracts - US$ LIBOR/Predetermined

TNL and its subsidiaries have engaged in interest rate swaps to protect payments on its US dollar denominated debt at floating interest rates. Under these contracts, the company has an asset position at the dollar LIBOR rate and a liability position at a predetermined interest rate. The risk of incurring losses on the asset side of these transactions lies in the variations of the dollar LIBOR rate, but these potential losses would be fully offset by the payment flows on the maturity of the dollar denominated debt.

Interest rate swap contracts - CDI/ Predetermined

Telemar, a subsidiary of TNL, has engaged in interest rate swaps for the purpose of protecting the payments on its debentures denominmated in reais and bearing interest at the CDI rate plus a spread. Under this contract, the company has an active position at the CDI rate plus a spread, and a liability position at a percentage of the CDI rate.

(d)	Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to the company’s highly diversified client portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 13 and 14).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

30	Employee benefits

(a)	Private pension plans

TNL and its subsidiaries sponsor retirement plans to the benefit of those employees who opt for them, and their dependents. The following table shows the various benefit plans available as at December 31, 2008.

Plan	Sponsoring companies	Manager
PBS-A	TNL, Telemar and Amazônia	Sistel
PAMA	TNL, Telemar and Amazônia	Sistel
PBS-Telemar	TNL and Telemar	FASS
TelemarPrev	TNL, Telemar, Oi and Oi Internet	FASS
PBS-TNCP	Amazônia	Sistel
CELPREV	Amazônia	Sistel

Sistel – Fundação Sistel de Seguridade Social (Social security foundation)

FASS – Fundação Atlântico de Seguridade Social (Social security foundation)

Their costs are recorded in accordance with CVM Resolution nº 371/2000, which means, in case of the defined benefit plans - PBS-Assistidos (“PBS-A”), PBS-Telemar and PBS-Tele Norte Celular (“PBS-TNCP”) - over the working life of the participants, and, in the case of the defined contribution plans – TelemarPrev and CELPREV - in line with the monthly contribution payments, based on actuarial calculations approved by the SPC - Supplementary Welfare Department of the Ministry of Social Security.

The defined benefit plans are closed to new participants. The contributions of the participants and the sponsors are determined under the Costing Plan, which is reassessed every year by a qualified professional (actuary). The SPC/MPS is the official body that sanctions and supervises these plans. Actuarial assessments are carried out by an independent actuary at the close of each financial year.

Sistel foundation, manager of the PBS-A, PBS-TNCP and CELPREV benefit plans

Sistel is a not-for-profit private welfare entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for employees and their family members who are linked to the sponsors of Sistel.

With the statutory alterations approved by the SPC in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”). At the same time, new benefit plans were introduced: PBS-Telemar, TelemarPrev and PBS-TNCP. CELPREV was established in 2004. Of these, PBS-TNCP and CELPREV are managed by Sistel.

FASS foundation, manager of the PBS-Telemar and TelemarPrev benefit plans

FASS, a closed supplementary pensions entity with multiple sponsors and multiple plans, is a not-for-profit private welfare entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

PBS-Telemar and TelemarPrev plans were established in September 2000, under management of Sistel. Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, Sistel’s Steering Committee formally requested, in October 2004, that the administration of PBS-Telemar and TelemarPrev be transferred to the Atlantic Social Security Foundation (Fundação Atlântico de Seguridade Social - FASS). This foundation was set up by Telemar and authorization to begin its activities was granted by the SPC on January 12, 2005. The aforementioned transfer process was completed on February 28, 2005.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The following paragraphs are about the disclosure of information and effects, a requirement of the pronouncement issued by IBRACON (Brazilian Institute of Accountants) regarding the recording of employee benefits, approved by CVM Resolution nº 371/2000.

(i)	Defined benefit pension plans (PBS-A, PBS-Telemar and PBS-TNCP)

The PBS-A plan dates back to the period prior to the privatization of the Telebrás System and serves only those participants who retired up to January 31, 2000. The PBS-Telemar and PBS-TNCP plans were set up at the time of the statutory alterations at Sistel, approved by the SPC in January 2000, and retained the same benefits provided for under the PBS-A (joint) plan.

In addition to the benefit of supplementing monthly income, medical assistance is provided, through PAMA (Pensioners’ Medical Care Plan) and PAMA/PCE (Special Cover Plan), for retired employees and their dependents, with the cost being shared by the other sponsors. The sponsors’ responsibilities are limited to their future contributions. During certain periods of 2004, 2005, 2006 and 2008, the optional migration of PAMA users to coverage under the terms of the PCE was encouraged. Those opting for the move then contribute to the PAMA/PCE.

The contributions of the active participants under the PBS-Telemar plan correspond to the sum of: (i) 0.5% to 1.5% of the participation stipend (according to the age of the participant); (ii) 1% of that portion of the participation stipend that is equivalent to between half and one Standard Unit; and (iii) 11% of that portion of the participation stipend that exceeds one Standard Unit. The contribution of the sponsors is equivalent to 9.5% of the payroll of the employees actively participating in the plan, of which 8 % goes to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE. The capitalization method is used for determining the costing of the plan.

The PBS-A plan has been closed to new participants ever since TelemarPrev was set up, in September 2000, and 96% of the participants have migrated to TelemarPrev.

At Amazônia, in addition to the PBS-TNCP supplementary benefit, retired former employees and their dependents also receive medical assistance (PAMA), at shared cost. The contributions to the PBS-TNCP and PAMA plans are determined by actuarial studies carried out by independent actuaries, in accordance with the prevailing regulations in Brazil. The capitalization method is used to determine the costing and the sponsor’s contribution is equivalent to 13.5% of the payroll of the employees participating in the plan, of which 12% goes towards the costs of the PBS-TNCP plans.

The pension benefit is defined as the difference between 90% of average pay over the previous thirty-six months, corrected monetarily up to the retirement date, and the amount paid by the INSS (National Institute of Social Security).

The PBS-TNCP plan has been closed to new participants since April 2004.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Reconciliation of the assets and liabilities:

	2008			2007
	PBS-A (*)	PBS - TNCP	PBS - Telemar	PBS-A (*)	PBS – Telemar
Fair value of the plan’s assets	3,782	35	223	3,792	205
Present value of the actuarial liabilities	(2,281)	(17)	(169)	(2,434)	(182)

Fair value of the surplus of assets over actuarial liabilities	1,501	18	54	1,358	23

(*)	Does not include active participants and has a sufficient surplus to cover future actuarial liabilities.

Although the plans show a surplus of assets in relation to the actuarial liabilities, as at December 31, 2008 and 2007, these surpluses will not be recognized, due to their being no legal provision for their reimbursement, in addition to the fact that the PBS-A is not a contributory plan.

Turnover of the plans’ assets:

	PBS-A	PBS - TNCP	PBS - Telemar
Fair value of the assets, at December 31, 2007	3,794		205
Benefits paid out during the year	(222)	(1)	(11)
Effective earnings on the plans’ assets	210	1	29
Others (a)		34

Fair value of the assets, at December 31, 2008	3,782	34	223

Turnover of the actuarial liabilities:
	PBS-A	PBS - TNCP	PBS Telemar
Value of the liabilities, at December 31, 2007	2,435		182
Interest on actuarial liabilities	246	2	16
Benefits paid out during the year	(222)	(1)	(11)
Actuarial loss	151	—	7
Impact of change in actuarial premises	(329)	(2)	(25)
Others (a)		18

Value of the liabilities, at December 31, 2008	2,281	17	169

(a)	The PBS-TNCP plan came under the aegis of the Oi group after Telemar acquired a controlling equity stake in TNCP, on April 3, 2008 (see Note 1).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The above amounts do not consider assets and liabilities of PAMA medical plan, as it has multiple sponsors and is similar to the defined contribution plans (payment of benefits is limited to the amount of the contributions received by the plan), so there are no liabilities beyond the level of the existing balances.

(ii)	Variable contribution private pension plan (TelemarPrev)

The benefits to the participants ensured by the plan are classified as: (i) risk benefits - supplements; and (ii) programmable benefits - income.

Normal contributions by participants consist of two parts: (i) basic - 2% of participation stipend; and (ii) standard - 3% of positive difference between total participation stipend and social security value. Additional contributions by the participants are optional, to be made in percentages representing multiples of 0.5% of the participation stipend and for a period of not less than 6 months. Contingent contributions by the participants are also optional and must not be less than 5% of the participation stipend ceiling.

The plan’s regulations stipulate parity of contributions made by participants with those of sponsors, with a limit of 8% of participation stipend, and the sponsor has no obligation to match any additional contributions made by participants. The capitalization method is used to determine the plan’s costing.

Details of variable contributions in relation to defined benefits under TelemarPrev are shown below:

Reconciliation of the assets and liabilities:

	TelemarPrev
	2008	2007
Fair value of the plan’s assets	2,343	2,223
Present value of the actuarial liabilities	(1,826)	(1,939)

Fair value of asset surplus over actuarial liabilities	517	284

Turnover of the plan’s assets:

TelemarPrev
Fair value of the assets, at December 31, 2007	2,223
Contributions paid in during the year	(1)
Effective earnings on the plan’s assets	230
Benefits paid out during the year	(109)

Fair value of the assets, at December 31, 2008	2,343

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Turnover of the actuarial liabilities:

TelemarPrev
Value of the liabilities, at December 31, 2007	1,939
Gross current service cost (with interest)	12
Interest on actuarial liabilities	199
Benefits paid out during the year	(112)
Actuarial loss	65
Impact of change in actuarial premises	(277)

Value of the liabilities, at December 31, 2008	1,826

(iii)	Defined contribution plans (CELPREV)

In 2004, Amazônia obtained SPC approval to set up a new pension plan. The new plan, called CelPrev Amazônia (“CELPREV’), was offered to those employees who did not participate in the PBS-TNCP plan, as well as to new employees taken on by its subsidiary. Additionally, participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan.

Participants may make three types of contribution to CELPREV: (i) normal basic contribution: a percentage ranging from 0% to 2% of participation stipend; (ii) normal additional contribution: a percentage ranging from 0% to 6% of that portion of participation stipend that exceeds 1 (one) Standard Reference Unit; and (iii) voluntary contribution: an optional percentage of the participation stipend.

The sponsor may make four types of contribution, as follows: (i) normal basic contribution: equal to the participant’s normal basic contribution, less the contribution to cover the costs of the sickness benefit and that covering administrative expenses; (ii) normal additional contribution: equal to the participant’s normal additional contribution, less administrative expenses; (iii) optional contribution: made on a voluntary basis at a frequency determined by the sponsor; and (iv) special contribution: a contribution aimed exclusively at those employees who do not participate in the PBS plan and who joined CELPREV within 90 days from the date the plan became operative.

(iv)	The forecast results of the plans for 2009 are as follows:

	PBS-A	PBS-TNCP	TelemarPrev
Expected earnings on the assets	415	5	238
Cost of the current service			(13)
Interest	(263)	(2)	(202)
Amortization	105

Total income (expenses) forecast for 2009	257	3	23

The income should not be recognized, as there is no evidence that these assets could bring about a future reduction in the sponsors’ contributions and it is not contractually reimbursable.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(v)	Main actuarial premises

The main actuarial premises adopted in the calculations of the PBS-A, PBS-Telemar, TelemarPrev, PBS-TNCP and CELPREV plans are as follows:

	PBS-A		PBS- Telemar		PBS- TNCP	Telemar PREV		CELPREV
	% p.a.		% p.a.		% p.a.	% p.a.		% p.a.
	2008	2007	2008	2007	2008	2008	2007	2008
Actuarial liability discount rate	12.1	10.51	11.98	10.51	11.8	11.79	10.51	12.5
Expected earnings rate on the assets of the plans	11.3	10.82	14.59	10.77	14.2	10.77	10.5	14.6
Estimated rate of inflation	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Estimated pay increase	N/A	N/A	8.26	7.32	4.5	8.26	7.32	6.59
Estimated benefit increase	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
General mortality chart	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

(b)	Employee profit sharing

The employee profit sharing plan was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for the shareholders. The plan comes into effect when the following targets are met:

•	Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and

•	Operational, quality and market indicators.

On December 31, 2008, TNL and its subsidiaries recorded provisions based on the estimated attainment of these targets, amounting to R$ 121 (2007 – R$ 72).

Balance at December 31, 2007	72
Payments made in 2008	(90)
Addition to the provision in 2008 (Note 8)	139

Balance at December 31, 2008	121

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Differences between amounts of the provisions and amounts shown in the income statements are the result of reversals or supplements in relation to the previous year, made upon the effective payment of this benefit.

TNCP and Amazônia record their profit sharing as a result of the meeting of the stipulated targets for the financial year, subject to approval at a General Meeting of the shareholders.

(c)	Other employee benefits

The company also offers its employees plans covering medical and dental care, pharmaceutical assistance, child day-care assistance and group life insurance, with the discounts from the payroll being made in accordance with the pay scales established in the collective labor agreements.

(d)	Stock options

At an Extraordinary General Meeting of the shareholders, held on April 11, 2007, approval was given for a new Stock Option Plan, details of which can be found on the company’s website (www.oi.com.br/ri) and the CVM’s web page (www.cvm.gov.br). The Board of Directors was given responsibility for running the plan or, at its discretion, handing over the running of the plan to a committee, appointed for that purpose, comprising three board members, at least one of which must be a full member of the board. At a meeting held on April 12, 2007, the Board of Directors chose the members to form a Stock Option Plan Management Committee and granted the committee the power to introduce specific programs from time to time.

The 2007 Stock Option Program covers 40 beneficiaries, who are entitled to a total of up to 1.31% of subscribed and paid in share capital, representing a reserve of 5,120 thousand common shares (TNLP3). The options can be exercised as from April 12, 2008, in four annual blocks of each 25% of total options granted.

The concession price was based on the weighted average of the BOVESPA quotation during the 30 days immediately preceding the concession date, and it will be corrected monetarily according to the variations of the IGP-M inflation index.

The grace period for exercising the option on the first block expired on April 12, 2008, and a total of 167,101 options were exercised, with the corresponding treasury stock being transferred to the beneficiaries who took up their options, at the price of R$ 28.26 per share. This yielded cash generation of R$ 9, the writing off of R$ 5 in treasury stock, and a gain of R$ 4 recorded in the reserve for goodwill on the disposal of shares.

At a meeting of the Stock Option Plan Management Committee, held on September 18, 2008, it was decided that an addition would be made to the stock option program approved on April 12, 2007, granting the beneficiaries the option to purchase 2,713 thousand of the company’s preferred shares (TNLP4), representing 0.68% of the subscribed and paid in share capital, at a strike price of R$ 27.31. These options could be exercised, as from the concession date, conditional upon the exercising of the common stock options. The other terms and conditions of the Stock Option Program for 2007 remain unaltered and in effect. In 2008, there were no transactions for the preferred stock options.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The following table summarizes the common stock transactions carried out up to December 31, 2008.

	In reais
Common stock options transations	Number of shares	Price on concession	Concession price
	(thousand)	date	2008	2007
Options granted in April 2007	5,120	50.98	59.65	54.32
Changes in the year 2008:
Options exercised	(167)
Options cancelled	(441)

Options outstanding at December 31, 2008	4,512

The following table shows the position of the common stock options outstanding as at December 31, 2008:

	Outstanding options			Exercisable options
Exercise price range at the concession date	Number of shares (thousand)	Period remaining (months)	Strike price	Number of shares (thousand)	Strike price
R$ 50.00 – 59.99	4,512	28	59.65	4,512	59.65

31	Transactions with related parties – parent company

(a)	Lines of credit extended by the parent company

Lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, and the remuneration is equivalent to 104% of the CDI rate (2007 – 104% of the CDI rate).

(b)	BNDES loans

In the period from December 2003 until July 2007, Telemar closed a new loan contracts with the BNDES, in the total amount of R$3,880. For a complete description please refer to Note 21 (b).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(c)	Remuneration of key management personnel

Remuneration of management, who is responsible for planning, guidance and control of the Company’s activities, and includes the members of the Board of Directors and the Executive Officers, is shown below:

	2008	2007
Current benefits	31	28
Long-term benefits	11	3
Share-based remuneration	28	4

	70	35

(d)	Debentures

At an Extraordinary General Meeting of the shareholders, held on December 9, 2008, approval was given for a private issue by Telemar of 35,000 (thirty-five thousand) simple, non-convertible debentures, in a single series, at a nominal unit value of R$ 100,000.00, making a total of R$ 3,500, with the possibility of increasing this amount by up to 20%, according to demand. The subscription period is up to three years and the funds will be used to finance the company’s corporate requirements. The indenture was signed on December 11, 2008 and the parent company, TNL, took out a subscription for R$ 1,500 on that same day. The final maturity of these debentures is on December 11, 2013, with no intermediate amortization. The debentures are to be remunerated according to the CDI rate plus a spread of 4.0% p.a. and interest amounting to R$ 13 was recorded under long-term liabilities for the period ended on December 31, 2008.

(e)	Related parties

The company is a guarantor of its subsidiary Telemar, in loan agreements with the BNDES and BNB - Banco do Nordeste amounting to R$ 2,736. In addition to the company’s surety, these loans are guaranteed against Telemar receivables. During the year, the company recorded income of R$ 14 (2007 - R$ 60) from commission on the sureties provided.

On top of the guarantees against bank loans, the company has provided guarantees in relation to Telemar lawsuits, against the freezing of some of the nominative class “A” preferred stock it holds in Telemar. Under the guarantee agreement, the company receives from Telemar the equivalent of 1.5% p.a. on the amount guaranteed in relation to these lawsuits.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

32	Insurance

During the concession’s period, it is the concession holder’s responsibility to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to insurable assets held under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of Clause XXIV of the Concession Contracts.

The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. Management believes that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

The insurance policies provided the following cover, broken down according to the nature of risk and asset:

Type of insurance	2008	2007
Operational risk and loss of business	800	800
Fire - inventory	153	112
Civil liability - third parties (*)	234	106
Concession guarantee	29	32
Theft - inventory	30	30
Civil liability - general	15	20
Civil liability - vehicles	3	3

(*)	at the closing exchange rate on December 31, 2008.

33	External guarantees

(a) Third parties

TNL and its subsidiaries have obtained bank and insurance guarantees from various financial institutions and insurance companies to cover their commitments in regard to lawsuits, contractual obligations and Anatel tendering processes. The amounts involved are summarized below:

	2008	2007 (Revised)
Taxation contingencies	2,385	2,115
Civil contingencies	61	64
Labor contingencies	38	38
Anatel tenders	663	313
Contractual obligations	36	44

	3,183	2,574

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

34	Subsequent events

(a)	Acquisition of a controlling stake in BRASIL TELECOM:

(i)	Completion of the acquisition of a controlling equity stake in Brasil Telecom

On January 8, 2009, Telemar, acting through its indirect subsidiary Copart 1 Participações S.A., acquired shareholder control of Brasil Telecom Participações S.A. (“BrT Part”) and, consequently, of Brasil Telecom S.A. (“BrT”), with the payment of R$ 5,371, equivalent to a unit price of R$ 77.04 per BrT Part common share. The amount paid represented the price agreed in the Sale Contract, corrected monetarily according to the variations of the average daily CDI rate, less the net debt of Invitel S.A. (R$ 998) and adjusted for dividends/interest on shareholders’ capital declared between January 1, 2008 and the closing date.

The Brasil Telecom takeover by Telemar was achieved, basically, through the acquisition of 100% of the shares of Invitel S.A., which in turn owns 99.99% of SOLPART Participações S.A., which has direct control of BrT Part.

As a result of the acquisition, Telemar obtained indirect title to 81,092,986 common shares issued by BrT Part, representing 61.2% of that company’s voting capital.

On February 9, 2009, acting through an indirect subsidiary, Telemar submitted for registration with the CVM the terms for a Public Share Offering for the common stock held by minority shareholders of BrT Part and BrT, ensuring them a minimum price equivalent to 80% of the price paid for shares belonging to the controlling bloc (“Obligatory Public Share Offering”), less any dividends, interest on shareholders’ capital or capital reduction that may arise before the settlement date.

(b)	Distribution of an Extraordinary Dividend by TNL

On February 5, 2009, the Board of Directors of TNL approved the distribution of an extraordinary dividend amounting to R$1,200, payment of which was forecast to begin on February 16, 2009, with R$3.13 to be paid out on each common (TNLP3) or preferred (TNLP4) share. However, on February 16, 2009, TNL informed its shareholders that an injunction issued by the 3rd Divisional Court for Fiscal Foreclosure of Rio de Janeiro, on behalf of the federal government had suspended the payment of the extraordinary dividend. The following day, February 17, 2009, the court revised its decision and authorized TNL to pay said extraordinary dividend, and this was begun on February 18, 2009.

(c)	Corporate restructuring of TNCP and Amazônia

Due to regulatory restrictions and rulings imposed by Anatel, relating to Telemar’s acquisition of a controlling equity stake in TNCP, which demand the surrendering of the license to provide telecom services, either by Amazônia or by Oi, a Telemar subsidiary, Telemar, Amazônia, TNCP and Oi intend to effect a corporate restructuring, with the aim of consolidating the assets relating to the activities of Amazônia with those relating to the activities of Oi, followed by the surrendering to Anatel of the authorization and licenses to use certain frequencies (“Corporate Restructuring”).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

On February 11, 2009, at a collective meeting of the Boards of Directors and Fiscal Councils of TNCP and Amazônia, the Corporate Restructuring was discussed and a proposal made to consolidate Amazônia’s shares into parent company TNCP. The Corporate Restructuring will nevertheless guarantee the TNCP and Amazônia minority shareholders a stake in an operational company, Oi, as well as ensuring greater operational, administrative and corporate efficiency for the companies involved. To avoid that holders of Amazônia and TNCP shares are spread among a variety of different companies, and to increase their operating efficiency, the Corporate Restructuring will consolidate the shareholder bases of these companies in TNCP.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

35	Financial information broken down as per business segment

	2008
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	11,192	4,091			15,283
Long-distance	3,854			(1)	3,853
Data transmission	3,038	435	172	(248)	3,397
Remuneration for network usage	948	2,591		(1,429)	2,110
Prepaid calling cards for public telephones	656				656
Sales of handsets and accessories		223		(9)	214
Other revenues	892	685	190	(83)	1,684

	20,580	8,025	362	(1,770)	27,197
ICMS and other indirect taxes	(5,675)	(1,516)	(44)	70	(7,165)
Discounts and returns	(398)	(892)	(6)		(1,296)

Net operating revenues	14,507	5,617	312	(1,700)	18,736

Cost of services rendered and products sold:
Interconnection	(3,271)	(1,530)		1,430	(3,371)
Depreciation	(1,771)	(698)	(8)		(2,477)
Network maintenance	(1,403)	(109)	(1)	46	(1,467)
Rental and insurance	(515)	(408)	(118)	330	(711)
Cost of handsets and accessories		(195)			(195)
Other	(883)	(452)	(111)	10	(1,436)

Total cost of services rendered and products sold	(7,843)	(3,392)	(238)	1,816	(9,657)
Gross profit	6,664	2,225	74	116	9,079
Selling expenses:
Provision for doubtful accounts	(568)	(115)	(116)		(799)
Sales commission	(278)	(504)	(11)	21	(772)
Contact center	(345)	(162)	(29)		(536)
Postage and billing	(325)	(47)	(8)	2	(378)
Marketing	(549)	(270)	(8)	336	(491)
Other third party services	(152)	(84)	(26)	6	(256)
Other costs	(221)	(94)	(8)	8	(315)

Total selling expenses	(2,438)	(1,276)	(206)	373	(3,547)
General and administrative expenses:	(1,225)	(331)	(77)	20	(1,613)
Financial results	(1,517)	163	(30)		(1,384)
Other operating income (expenses), net	185	(171)	1,015	(1,657)	(628)
Net income (loss) for the year	1,519	589	760	(1,714)	1,154

Accounts receivable	3,248	955	190	(497)	3,896
Property, plant and equipments	8,291	4,323	56		12,670
Loans and financing	16,629	614	1,009		18,252

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

	2007 (Revised)
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	11,656	2,595		(3)	14,248
Long-distance	3,587				3,587
Data transmission	2,608	358	141	(227)	2,880
Remuneration for network usage	690	1,916		(849)	1,757
Prepaid calling cards for public telephones	1,106				1,106
Sales of handsets and accessories		243		(4)	239
Other revenues	877	449	33	(23)	1,336

	20,524	5,561	174	(1,106)	25,153
ICMS and other indirect taxes	(5,866)	(1,039)	(18)	44	(6,879)
Discounts and returns	(270)	(420)			(690)

Net operating revenues	14,388	4,102	156	(1,062)	17,584

Cost of services rendered and products sold:
Interconnection	(3,172)	(1,010)		850	(3,332)
Depreciation	(1,693)	(577)			(2,270)
Network maintenance	(1,282)	(96)	(1)	16	(1,363)
Rental and insurance	(487)	(386)	(77)	295	(655)
Cost of handsets and accessories		(262)			(262)
Other	(928)	(404)	(46)	4	(1,374)

Total cost of services rendered and products sold	(7,562)	(2,735)	(124)	1,165	(9,256)
Gross profit	6,826	1,367	32	103	8,328
Selling expenses:
Provision for doubtful accounts	(544)	(103)	(2)		(649)
Sales commission	(262)	(289)	(4)	30	(525)
Contact center	(285)	(107)	(7)		(399)
Postage and billing	(318)	(38)			(356)
Marketing	(354)	(120)	(3)	177	(300)
Other third party services	(142)	(68)	(3)	4	(209)
Other costs	(179)	(74)	(3)	3	(253)

Total selling expenses	(2,084)	(799)	(22)	214	(2,691)
General and administrative expenses:	(942)	(236)	(45)		(1,223)
Financial results	(415)	108	(171)		(478)
Other operating income (expenses), net	42	(49)	2,249	(2,721)	(479)
Net income (loss) for the year	2,863	493	2,032	(3,070)	2,318

Accounts receivable	3,122	301	44	(181)	3,286
Property, plant and equipments	8,260	3,260	60		11,580
Loans and financing	5,226	456	1,500	13	7,195

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

	2006 (Revised)
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated
Gross operating revenues:
Local	11,943	2,149		(44)	14,048
Long-distance	3,721			(18)	3,703
Data transmission	2,334	309	87	(217)	2,513
Remuneration for network usage	797	1,341		(814)	1,324
Prepaid calling cards for public telephones	1,117				1,117
Sales of handsets and accessories		319			319
Other revenues	818	397		(7)	1,208

	20,730	4,515	87	(1,100)	24,232
ICMS and other indirect taxes	(5,822)	(905)	(9)	42	(6,694)
Discounts and returns	(358)	(308)			(666)

Net operating revenues	14,550	3,302	78	(1,058)	16,872

Cost of services rendered and products sold:
Interconnection	(3,087)	(519)		814	(2,792)
Depreciation	(2,251)	(519)	(1)		(2,771)
Network maintenance	(1,220)	(157)	(1)		(1,378)
Cost of handsets and accessories		(578)			(578)
Rental and insurance	(473)	(358)	(43)	279	(595)
Other	(943)	(296)	(12)		(1,251)

Total cost of services rendered and products sold	(7,974)	(2,427)	(57)	1,093	(9,365)
Gross profit	6,576	875	21	35	7,507
Selling expenses:
Other third party services	(142)	(121)	(2)	5	(260)
Sales commission	(209)	(330)	(3)	14	(528)
Provision for doubtful accounts	(387)	(87)	(1)		(475)
Contact center	(270)	(116)	(5)		(391)
Postage and billing	(322)	(34)	(1)	‘	(357)
Marketing	(254)	(212)	(9)	165	(310)
Other costs	(206)	(68)		2	(272)

Total selling expenses	(1,790)	(968)	(21)	186	(2,593)
General and administrative expenses:	(947)	(203)	(56)		(1,206)
Financial results	(1,211)	107	(197)	7	(1,294)
Other operating income (expenses), net	(719)	79	1,472	(1,596)	(764)
Net income (loss) for the year	1,586	150	1,221	(1,657)	1,300

Accounts receivable	3,385	560	24	(165)	3,804
Property, plant and equipments	8,318	3,443	18		11,779
Loans and financing	5,462	4	2,022	(171)	7,317

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

36	Summary of the differences between Brazilian GAAP and US GAAP

The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP, as described below:

(a)	Subsidies on postpaid mobile handsets

Under Brazilian GAAP, the Company defers and amortizes these subsidies over a period of 12 months since this is the period agreed upon in the contract with the customer. If the customer terminates the agreement within a year, he or she has to pay a fine equal to the amount of the subsidy on a pro rata basis over the 12 month period. Amortization of the subsidy over 12 months matches the Company’s revenues and costs on a monthly basis.

For US GAAP reconciliation purposes, these amounts are presented as cost of services rendered and goods sold in the period in which they were incurred.

(b)	Derivatives

Up to December 31, 2007, under Brazilian GAAP, foreign currency derivatives were recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average of 98.65% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements were recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts were recorded under interest income when the contracts expired while losses were recorded against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.

Under US GAAP, all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The Company does not account for any activities as hedging activities and does not hold derivatives for trading purposes.

The treatment under Brazilian GAAP changes and is the same as for US GAAP; the Company has applied this change in these financial statements as of January 1, 2006. Therefore, this adjustment has been eliminated from the US GAAP reconciliations for all years presented.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Under US GAAP the Company adopted the procedures determined by SFAS N° 141 Business Combinations to recognize acquisition of interests in other companies. The accounting method used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, to determine goodwill paid.

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

Reporting units

For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS 142 and Emerging Issues Task Force - EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.

The Company identified the following six reporting units for the year 2008:

1.	Fixed-line telecommunications services;

2.	Mobile telecommunications services;

3.	Data-transmission services;

4.	Rental of duct infrastructure;

5.	Business internet access services; and

6.	Consumer internet access services.

Acquisition of Pegasus

The Company assigned all assets and liabilities of Pegasus, to the data-transmission services reporting unit. Of the total goodwill in the amount of R$ 253, an amount of R$ 87, was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus generated a significant reduction in network maintenance costs for that reporting unit. The remaining portion in the amount of R$ 166 was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

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

Acquisition of TNCP (Amazônia)

Amazônia is a subsidiary of TNCP, which holds 74.96% of its total capital. On April 3, 2008 Telemar acquired 19.34% of TNCP for the total purchase price in the amount of R$ 151, generating a goodwill of R$ 134 for US GAAP purposes, which will be subject to impairment testing. During the year 2008 this goodwill amount increased to R$215 following a voluntary and a mandatory tender offer. For BR GAAP purposes this goodwill also amounts to R$ 215 and will be amortized over ten years, which is the expected time of recoverability. The goodwill amount of R$ 215 has been allocated to the mobile segment, because of the nature of TNCP’s operations, which will mainly benefit the mobile segment. Additionally Telemar acquired control of Amazônia, resulting in goodwill of R$15.

The Company has performed impairment test for goodwill using a two-step approach, first comparing fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed fair value, there was no need to perform step two and to record any impairment.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Intangible assets

The Company’s intangible assets and goodwill derived from business combinations are as follows:

	As of December 31,
	2008			2007
	Carrying amount	Accumulated amortization	Net	Net
Intangible assets subject to amortization:
Licenses - Oi (i)	2,495	(658)	1,837	956
Indefeasible rights of use (IRU) (ii)	601	(300)	301	336
Client base – Way TV (iii)	56	(13)	43	55
Goodwill (iv):	563	—	563	333

Total intangible assets business combinations	3,715	(971)	2,744	1,680
Computer software	1,791	(1,208)	583	490
Others	100	(71)	29	32

Total intangible assets	5,606	(2,250)	3,356	2,202

Aggregate amortization expense:
Year ended 12/31/2006	127
Year ended 12/31/2007	150
Year ended 12/31/2008	164

Estimated amortization expense:
Year ended 12/31/2009	160
Year ended 12/31/2010	160
Year ended 12/31/2011	160
Year ended 12/31/2012	152
Year ended 12/31/2013	152

	Fixed-line	Mobile	Data-transmission	Total
Balance at 12/31/2005	166	—	87	253
Goodwill recognized in 2006	—	—	—	—

Balance at 12/31/2006	166	—	87	253
Goodwill recognized in 2007	—	80	—	80

Balance at 12/31/2007	166	80	87	333
Goodwill recognized in 2008	—	230		230

Balance at 12/31/2008	166	310	87	563

(i)	Mainly refers to the amount paid by Oi, in February 2001, to operate SMP and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004. The Company began amortizing the main license, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(ii)	Refers to several indefeasible rights of use contracts of Pegasus and. (Note 37 and 38 (l))

(iii)	Refers to Way-TV’s client base as recorded upon the acquisition of Way-TV (see above)

(iv)	For Brazilian GAAP, the Company amortizes goodwill on a straight-line basis over the term of the expected return (with a minimum of five years). Under US GAAP the amount of goodwill is not amortized, but rather subject to an annual impairment test, in accordance with SFAS 142.

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

(e)	Deferred charges from pre-operating period

Up to December 31, 2008, under Brazilian GAAP, expenses incurred during the pre-operating period were deferred until the entity was fully operational, at which time the expenses were amortized to income over the time of the expected future benefit of the new subsidiary (Note 20).

Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity, are to be expensed as incurred.

As from January 1, 2009, treatment under Brazilian GAAP will be the same as for US GAAP. Therefore, the adjustment related to deferred charges, as recognized under BR GAAP up to December 31, 2008 will be eliminated from the US GAAP.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

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

The funded status of the plans at December 31, 2008 and 2007, in accordance with US GAAP, is presented in Note 41. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 41.

For USGAAP purposes the funded status of the pension plans is presented as a prepaid asset according to FAS 87. As at December 31, 2006 the Company adopted SFAS No.158 and as result of the implementation of the aforementioned standard,”Unrecognized net actuarial gain”, “Prior service cost” and “Unrecognized transition obligation”, that were previously included as prepaid assets, have been recorded as “Other comprehensive income” as component of shareholders` equity.

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

In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104 - Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2008 2007 and 2006 of R$82, R$94 and R$69, respectively.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

With the increase in phone plans sold (both fixed and mobile) that include minute franchises that entitle the client to use those minutes at will up to a contractually established expiration date, a US GAAP adjustment related to revenue recognition was included in 2007. Under Brazilian GAAP, revenue is recognized based on invoiced amounts whereas under US GAAP revenue is recognized based on the minutes effectively used by the client. This resulted in a cumulative adjustment of R$153 in shareholders´ equity and R$26 in net income for the period (2007 – R$ 127 and R$127, respectively); the amounts related to year 2006 are immaterial.

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

Under US GAAP, in accordance with provisions of SFAS N° 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) monetary gains and losses associated with loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii)interest on loans that are not directly associated with construction-in-progress can be capitalized.

(i)	Corporate reorganization

(i)	Date of acquisition

Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to approval of the operation by shareholders. The fixed-line subsidiaries’ corporate reorganization in 2001, was recorded based on accounting balances as of March 31, 2001, despite of the fact that the approval of the operation by the shareholders only occurred on August 2, 2001.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

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

Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of interests sold and acquired. The corporate reorganization’s net impact was an increase in net book value of the Company’s investments in subsidiaries, of which R$51 was recorded as capital gain in “non-operating income”.

Under US GAAP, the consideration given in the form of stock in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of that stock. The difference between the book value and quoted value of the stock given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the stock given is based on the listed value of such stock immediately after shareholders’ approval of the corporate reorganization.

The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS N° 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on the sale is recorded in income.

(j)	Capital lease

Up to December 31, 2007, under Brazilian GAAP there was no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts were recorded as operational leases, with charges made to income on a monthly basis during the contractual period.

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

The treatment under Brazilian GAAP changes and is now to US GAAP, and its application resulted in the elimination of this adjustment in the US GAAP reconciliations for all years presented.

(k)	Stock option

Under Brazilian GAAP, TNL and its subsidiaries Telemar and Oi offer their management option plans for the purchasing of company preferred and common stock. These options are priced at the ‘fair value’ on the concession date, are recognized in the books by the straight-line method against income over the vesting period, and are settled by the transfer of stock rights. The balances accumulated up to the balance sheet dates are recognized under shareholders’ equity or liabilities, according to the criteria laid down in CVM Resolution nº 562/2008 (Note 30).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

As of December 31, 2006, the Company applies SFAS No. 123R, “Share-Based Payment” and SFAS No. 123(R)-2 “Practical accommodation to the application of grant date as defined in FASB Statement No. 123(R)”. These Statements require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non- preference for a type of valuation model.

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

The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$301 (2007 – R$358).

Under BR GAAP, only monthly payments are recorded as expenses in the statement of operations.

Under US GAAP, the total amount, is recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2008, the total amount of current liabilities was R$31 (2007 – R$39) and the total amount of long-term liabilities was R$262 (2007 – R$319).

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

In Brazil, the tax law is at times significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.

Under US GAAP, a deferred tax liability or asset is recognized for all temporary differences and operating loss and tax credit carry-forwards in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” In addition, deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

For US GAAP reconciliation purposes, for the year ended December 31, 2006 the Company recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$292. In 2007, Oi reversed this valuation allowance based primarily on the following facts: (i) Oi’s operations have been steadily improving in profitability, having significant relevant taxable income in both 2006 and 2007 and also income on an accumulated basis over the three year period ended December 31, 2007 and, (ii) its business plan supports increasing taxable income levels over the next ten years.

The total deferred tax assets and related valuation allowance for each of the three years ended December 31, are as follows:

	2008	2007	2006
Total amount of net deferrable taxes according to BR GAAP	2,264	2,240	2,122
Unrecorded tax credits according to BR GAAP	144	59	158

Total amount of deferrable taxes according to BR GAAP	2,408	2,299	2,280
Deferred income tax on US GAAP adjustments	523	112	60
Valuation allowance - tax loss carry-forwards	(144)	(59)	(865)
Valuation allowance – temporary differences	—	—	(100)

Net deferred tax asset	2,787	2,352	1,375

Current	223	238	236
Long-term	2,564	2,114	1,139

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of Interpretation 48. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded ‘in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense

The total amount of unrecognized tax benefits under FIN 48 as of December 31, 2008, due to possible and remote contingencies was R$5,511, R$ 2,375 as litigious causes and R$3,136 as non-litigious causes. As of December 31, 2007 the amount was R$2,245, R$ 1,866 as litigious causes and R$378 as non-litigious causes. The change between 2007 and 2008 is related mainly to monetary restatement. The nature and description of the major provisions recorded and unrecorded related to income taxes are described in Note 26.

These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of income tax and social contribution related to the amortization of goodwill. As a result of the current tax accounting, the unrecorded benefits would not materially affect the annual effective tax rate.

(n)	Provision for dividends proposed but not yet declared

Under Brazilian GAAP, at each balance sheet date, the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on shareholders’ capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on shareholders’ capital is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes interest on shareholders’ capital as financial expense and reverses out the same amount as reversal of financial expense.

Under US GAAP, since dividends proposed may be ratified or modified at the Annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore accrued only up to the minimum annual compulsory dividends. Interim dividends (interest on shareholders’ capital) paid during the reporting periods are computed as prepayments for the annual minimum compulsory dividend. Under US GAAP, the Company reversed such amounts recorded for dividends proposed for the part that exceeds the minimum annual compulsory dividends.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(o)	Earnings per share

Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per share.

Under US GAAP, since preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and non-distributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred stock outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (up to a minimum of 6% of preferred capital stock or 3% of preferred shareholders’ equity, whichever is greater) and the preferred shareholders portion of undistributed net income (Note 28(d)). Remaining amounts to be distributed are allocated primarily to payment of a dividend to holders of common stock in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred stock and common stock. Undistributed net income is calculated by deducting preferred dividend and common stock dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common stock’s mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of stock from the common stock option plan.

The following table shows the reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations:

	For the year ended 2008
	Income (numerator)	Shares (denominator)	Per-share amount
Net income	1,006	391,835	2.57
Basic earnings per share
Net income available to preferred stock	671	261,223	2.57
Net income available to common stock	335	130,612	2.57
Effect of dilutive securities
Stock option plan (preferred stock)	—	2,713	(0.03)
Stock option plan (common stock)	—	4,884	(0.10)
Diluted earnings per share
Net income available to preferred stock	671	263,936	2.54
Net income available to common stock	335	135,496	2.47

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The Company’s preferred stock is non-voting except under certain limited circumstances and is entitled to a preferential, non-cumulative dividend and to priority over common stock in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on shareholders’ capital, of R$5.94 per preferred share in 2008, R$1.53 per preferred share in 2007 and R$0.86 per preferred share in 2006.

(p)	Segment reporting

Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003. Brazilian GAAP Segment reporting uses the presentation basis of US GAAP (Note 35).

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

(q)	Statement of cash flows

Under US GAAP, presentation of a statement of cash flows describing cash flows provided by or used in operating, investing and financing activities is required. SFAS N° 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions.

Under US GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and have original maturities of 90 days or less.

Under BR GAAP cash and cash equivalents represents balances of cash held as petty cash, in bank accounts and in very short-term financial investments that are highly liquid, promptly convertible into cash and subject to insignificant risk of change in value, which are classified as short-term financial investments and classified according to their nature, as: (i) held for trading; (ii) held to maturity; or (iii) available for sale.

Investments held for trading purposes are measured at ‘fair value’, with the impact recognized under income. Investments held to maturity are recorded at cost plus the accrued earnings, less a provision for adjustment to the probable realizable value (impairment), when applicable. Investments that are available for sale are measured at ‘fair value’, with the impact recognized in the asset adjustment account, when applicable.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

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

Contractual maturity of held-for-sale securities (government securities)

	2008	2007	2006
Within 1 year	168	135	127
After 1 year through 5 years	15	124	133

Total	183	259	260

Effects on balance sheet:

	2008	2007
Cash and cash equivalents under Brazilian GAAP	9,498	3,461
Difference in definition of temporary investments	(3,049)	(760)

Cash and cash equivalents under US GAAP	6,449	2,701

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Effects on statements of cash flow:

	2008	2007	2006
Operating activities under Brazilian GAAP	5,738	5,234	4,255
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP		(760)	—
Cash flows related to judicial deposits and blockings	346	209	376

Operating activities under US GAAP	6,084	4,683	4,631
Investing activities under Brazilian GAAP	(6,386)	(4,039)	(2,670)
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP	(2,289)	—	—
Cash flows related to judicial deposits and blockings	(346)	(209)	(376)

Investing activities under US GAAP	(9,021)	(4,248)	(3,046)
Financing activities under Brazilian GAAP	6,685	(609)	(943)

Financing activities under US GAAP	6,685	(609)	(943)
Cash and cash equivalents at beginning of the year under Brazilian GAAP	3,461	2,876	2,234
Difference in definition of temporary investments at beginning of the year	(760)	—	—

Cash and cash equivalents at beginning of the year under US GAAP	2,701	2,876	2,234
Increase(decrease) in cash and cash equivalents under Brazilian GAAP	6,037	585	642
Cash flows relating to short-term investments under US GAAP	(2,289)	(760)	—

Cash and cash equivalents at end of year under US GAAP	6,649	2,701	2,876

(r)	Classification of statement of operations line items

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

•

The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 37, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

•	Equity accounting adjustments are presented as a separate line-item under BR GAAP, but reclassified as “other operating expenses, net”, for US GAAP presentation purposes.

•	The item Bonuses and discounts obtained is reclassified from Other operating income to Costs of handsets and accessories for US GAAP purposes.

•	The item Financial discounts allowed is reclassified from Interest expense to a reduction of revenue from handsets and accessories for US GAAP purposes.

•	Inventory write-down due to obsolescence, relating to handsets is being reclassified from Other operating expense to Cost of handsets and accessories sold.

•	Financial discounts obtained are presented in Interest expense, net under BR GAAP and reclassified to Cost of services rendered and goods sold under US GAAP.

(s)	Investment in BrT

Under BR GAAP this investment is accounted for using the cost method. For US GAAP purposes it is recorded at fair value, resulting in an adjustment directly to shareholders’ equity in the total amount of R$ 1,132, as other comprehensive deficit. In the statement of changes in shareholders’ equity this adjustment is stated at the negative amount of R$ 612, net of income tax and social contribution as well as minority interest. At December 31, 2008, the Company’s equity holdings in BrT does not provide for any significant influence over BrT’s management and financial and operating policies.

(t)	Recent US GAAP accounting pronouncements

(i)	SFAS 141 (Revised)

In December 2007, the Financial Accounting Standards Board issued FAS 141R – Business Combinations. This statement applies to all transactions or events in which na entity obtains control of one or more businesses, except for joint ventures, assets that not constitute a business, combination of businesses under common control and not-for-profit organizations. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The objective of this statement is to improve relevance, representational faithfulness and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

(ii)	SFAS 160

In December 2007, the Financial Accounting Standards Board issued FAS 160 – Non-controlling Interests in Consolidated Financial Statements, which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

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

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company applied SFAS 159 and its amendments to SFAS No. 115 and SFAS No. 95 as form January 1, 2008 and reclassified the cash flows activities relates to purchases and sales of trading securities from operating activities to investing activities (Note 36(q)).

(iv)	SFAS 157

On January 1, 2008, we adopted SFAS 157, which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with SFAS 157, we measure our cash equivalents, cash investments and derivative instruments at fair value. Our cash equivalents and cash investments is classified within Level 1, because it is valued using quoted market prices. Our derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Our investment in BrT is classified within Level 1, because it is valued using quoted market prices.

The valuation method used for the calculation of fair value of derivative instruments was (i) for swap transactions, discounted cash flow analyses considering the expected settlements and realization of such financial liabilities at effective market rate as of reporting date and (ii) for currency options and stock options, the Black and Scholes formula using market inputs as of the reporting date.

(v)	SFAS 161

In March 2008, the Financial Accounting Standards Board issued SFAS No. 161 Disclosures about derivative instruments and hedging activities – an amendment to SFAS No. 133. The use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. Constituents have expressed concerns that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, this Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(vi)	SFAS 165

In May 2009, the Financial Accounting Standards Board issued SFAS No. 165 Subsequent events. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:

1.	The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements

2.	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements

3.	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2010

(vii)	EITF 08-01

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Revenue arrangements with multiple deliverables, which supersedes EITF 00-21. Entities often enter into revenue arrangements that provide for multiple payment streams. If delivery of a single unit of accounting spans multiple accounting periods or deliverables, an entity needs to determine how to allocate the multiple payment streams (arrangement consideration) attributable to that unit of accounting to those accounting periods. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2010.

(viii)	EITF 08-07

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Accounting for defensive intangible assets. An intangible asset acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, has been commonly referred to as a “defensive asset” or a “locked-up asset” because while the asset is not being actively used, it is likely contributing to an increase in the value of other assets owned by the entity. A defensive intangible asset should be accounted for as a separate unit of accounting. It should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. The defensive intangible asset shall be assigned a useful life that reflects the entity’s consumption of the expected benefits related to that asset and in accordance with paragraph 11 of Statement 142. In accordance with this EITF, an entity should apply it to annual financial periods ending after December 15, 2008. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

37	Net income reconciliation of the differences between Brazilian GAAP and US GAAP

Years ended December 31 (*)	Note 36	2008	2007 Revised	2006 Revised
Net income under Brazilian GAAP		1,154	2,318	1,300
Subsidies on postpaid mobile handsets	(a)	(76)	(15)	35
Reversal of goodwill amortization under BR GAAP	(c)	24	76	76
Additional depreciation of property, plant and equipment and intangible assets	(c)	(28)	(12)	(11)
Fistel fee upon activation of new clients	(d)	(104)	2	18
Write-off of deferred charges	(e)	(91)	(33)	(9)
Reversal of the amortization of deferred charges	(e)	59	72	66
Change in prepaid pension cost	(f)	(9)	31	12
Reversal of amortization of prepaid pension cost	(f)	27	—	—
Deferred revenues on public telephone prepaid calling cards	(g)	(88)	—	(1)
Revenue rollover	(g)	(26)	(127)	—
Depreciation of capitalized interest	(h)	23	23	31
Reversal of financial expense in acquisition of WAY TV	(c)	—	17	—
Stock option	(k)	14	(29)	6
Depreciation fair-value adjustment corporate reorganization	(i)	3	7	6
Deferred income tax Oi	(m)	—	807	(292)
Indefeasible rights of use Pegasus	(l)	1	2	2
Deferred tax on adjustments	(m)	91	(5)	(79)
Minority interest on adjustments		32	(156)	41

Total net income under US GAAP		1,006	2,978	1,201

(*)	2007 and 2006 restrospectively revised to conform to BR GAAP accounting changes in 2008

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

38	Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31 (*)	Note 36	2008	2007 Revised
Shareholders’ equity under Brazilian GAAP		9,591	10,658
Reversal of provision for dividends not yet approved	(n)	791	80
Minimum mandatory dividends	(n)	17	46
Write-off of deferred charges	(e)	(793)	(702)
Reversal of the amortization of deferred charges	(e)	431	372
Prepaid pension cost	(f)	325	136
Reversal of amortization of prepaid pension cost	(f)	27	—
Subsidies on postpaid mobile handsets	(a)	(270)	(194)
Fistel fee upon activation of new clients	(d)	(187)	(83)
Reversal of goodwill amortization under BR GAAP	(c)	402	378
Additional depreciation of property, plant and equipment and intangible assets	(c)	(83)	(55)
Capitalization of interest on construction-in-progress	(h)	(370)	(370)
Depreciation of capitalized interest adjustment	(h)	366	343
Deferred revenue on public telephones prepaid calling cards	(g)	(105)	(17)
Revenue rollover	(g)	(153)	(127)
Reversal of financial expense in acquisition of WAY TV	(c)	17	17
Stock Option	(k)	(18)	(27)
Corporate reorganization fair value adjustment on property, plant and equipment	(i)	(44)	(44)
Depreciation of fair value adjustment on property, plant and equipment	(i)	44	41
Fair value investment BrT	(s)	(1,132)	—
Indefeasible rights of use Pegasus	(l)	4	3
Deferred tax on adjustments	(m)	523	112
Minority interest on adjustments		111	(53)

Consolidated shareholders’ equity under US GAAP		9,494	10,514

(*)	2007 and 2006 restrospectively revised to conform to BR GAAP accounting changes in 2008

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

US GAAP supplementary information:	2008	2007
Property, plant and equipment	50,122	46,451
	(37,384)	(34,804)

Net property, plant and equipment	12,738	11,647
Intangible assets	5,606	4,038
Accumulated amortization	(2,250)	(1,835)

Net intangible assets	3,356	2,203
Net property, plant, equipment and intangible assets	16,094	13,850
Other assets	24,287	16,439
Total assets	40,381	30,289

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

39	Condensed statements of operations prepared in accordance with US GAAP

Years ended December 31	2008	2007	2006
Net operating revenue	18,539	17,363	16,802
Cost of services rendered and goods sold	(9,747)	(9,192)	(9,240)

Gross profit	8,792	8,171	7,562
Operating expenses:
Selling	(3,543)	(2,683)	(2,589)
General and administrative	(1,606)	(1,209)	(1,201)
Other operating expense, net	(624)	(347)	(684)

Operating income	3,019	3,932	3,088
Interest expense, net	(1,384)	(460)	(1,206)

Income from continuing operations before tax	1,635	3,472	1,882
Income tax and social contribution	(,488)	(58)	(429)
Tax incentives	105	247	—

Income before minority interests	1,252	3,661	1,453
Minority interests	(246)	(683)	(252)

Net income	1,006	2,978	1,201

Other comprehensive deficit before tax:
Fair value available for sale investments	(1,132)
Minimum pension liability adjustment	268	(141)	(179)

Other comprehensive loss before tax	(864)	(141)	(179)
Income tax expense related to items if other comprehensive loss	294	48	61

Other comprehensive loss before minority interests	(570)	(93)	(118)
Minority interests expense related to items if other comprehensive loss	103	18	22

Other comprehensive loss	(467)	(75)	(96)

Comprehensive income	539	2,903	1,105

Net income applicable to preferred stock	671	1,985	801
Net income applicable to common stock	335	993	400
Net income from continuing operations per share (see Note 36 (o)):
Common stock - Basic (in Reais)	2.57	7.79	3.14
Weighted average common shares outstanding (in thousands of shares)	130,612	127,374	127,374
Common stock - Diluted (in Reais)	2.47	7.75	3.14
Weighted average common shares outstanding (in thousands of shares)	135,496	128,166	127,374
Preferred stock - Basic (in Reais)	2.57	7.79	3.14
Weighted average preferred shares outstanding (in thousands of shares)	261,223	254,748	254,748
Preferred stock - Diluted (in Reais)	2.54	7.79	3.14
Weighted average preferred stock outstanding (in thousands of shares)	263,936	254,748	255,103

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

40	Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

	Capital stock and additional paid-in capital	Statutory reserve	Unrealized income reserve	Treasury stock reserve	Investment reserve	Other comprehensive income	Retained earnings / accumulated deficit	Total
Balances at December 31, 2005	5,653	148	272	(373)	3,280	—	(1,042)	7,938
Tax incentives	1							1
Appropriation to legal reserve		62					(62)
Appropriation to unrealized income reserve			(272)				272
Dividends							(540)	(540)
Minimum compulsory dividends							(296)	(296)
Net income for the year							1,201	1,201
Unrecognized pension cost (FAS 158)						(96)		(96)
Transfer to investment reserve					1,128		(1,128)

Balances at December 31, 2006	5,654	210	—	(373)	4,408	(96)	(1,595)	8,208
Appropriation to legal reserve		115					(115)
Dividends declared							(79)	(79)
Minimum compulsory dividends							(545)	(545)
Dividends prescribed							27	27
Unrecognized pension cost (FAS 158)						(75)		(75)
Net income for the year							2,978	2,978
Transfer to investment reserve					1,528		(1,528)

Balances at December 31, 2007	5,654	325		(373)	5,936	(171)	(857)	10,514
Appropriation to legal reserve		55					(55)
Premium on sale of treasury shares	4			5				9
Capital increase	760				(760)
Extraordinary dividends					(1,200)			(1,200)
Dividends declared							(126)	(126)
Minimum compulsory dividends							(262)	(262)
Dividends prescribed							20	20
Fair value investment BrT (SFAS 115)						(612)		(612)
Unrecognized pension cost (SFAS 158)						145		145
Net income for the year							1,006	1,006

Balances at December 31, 2008	6,418	380		(368)	3,976	(638)	(274)	9,494

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

41	Pension plan

(a)	Change in benefit obligation

The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2008	2007
Projected benefit obligation at the beginning of the year	2,122	1,848
Service cost	13	7
Interest cost	217	184
Benefits paid	(126)	(114)
Changes in assumptions	(302)	150
Actuarial (gain) loss	75	47

Projected benefit obligation at end of the year	1,999	2,122

(b)	Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2008	2007
Fair value of plan assets at the beginning of the year	2,429	2,034
Actual return on plan assets	279	268
Company’s contributions	—	241
Benefits paid	(126)	(114)

Fair value of plan assets at end of year	2,582	2,429

(c)	Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2008 (*)	2007 (*)
Funded status of plan	585	307

Prepaid pension cost	585	307

(*)	As of 2006, according to FAS 158, unrecognized net actuarial gain, prior service cost and unrecognized transition obligation are reclassified to Other Comprehensive Income as component of Shareholders’ Equity.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(d)	Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2008	2007
Net service cost	13	7
Interest cost	217	184
Expected return on plan assets	(251)	(215)
Amortization of unrecognized net actuarial gain	13	4
Prior service cost	1	1
Amortization of initial transition obligation	(2)	(2)

Net periodic benefit cost	(9)	(21)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2008, 2007 and 2006.

(e)	Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2008	2007
Discount rate for determining projected benefit obligations	11.9%	10.5%
Expected long-term rate of return on plan assets (*)	10.9%	10.6%
Annual salary increases	8.3%	7.3%
Rate of compensation increase	4.5%	4.5%
Inflation rate assumption used in the above	4.5%	4.5%

(*)	This percentage is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

(f)	Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

	2008
	TelemarPrev	PBS-Telemar
Equity securities	21.00%	0.00%
Debt securities	77.80%	93.20%
Real estate	0.20%	6.00%
Loans	1.00%	0.80%
Fixed income	0.00%	0.00%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar
	2008	2007	2008	2007
Equity securities	77.73%	78.17%	0.00%	0.00%
Fixed income	21.67%	21.22%	93.20%	95.00%
Real estate	0.17%	0.18%	6.55%	4.55%
Loans to participants	0.43%	0.43%	0.25%	0.45%
Other	0.00%	0.00%	0.00%	0.00%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,894 of assets on December 31, 2008 consist mainly of the following portfolio: 21.7% in equity of Brazilian companies and 77.7% in debt securities.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of the R$240 assets, representing 93.2% of the portfolio in December 31, 2008.

(i)	Expected contribution and benefits

There are no expected employer contributions for the year 2009.

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2009	117	14
2010	124	15
2011	133	15
2012	143	16
2013	154	17
2014 until 2018	953	94

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

(j)	Effect of initial recognition provision of SFAS 158 in 2006

	Before application of SFAS 158	Adjustments Overfunded pension plans	After application of SFAS 158
Prepaid pension cost	365	(179)	186
Total assets	27,388	(179)	27,209
Employees postretirement benefits	1,848		1,848
Deferred income tax	1,245	61	1,184
Minority interests	2,317	22	2,295
Total liabilities	19,084	(83)	19,001
Other cumulative comprehensive deficit		(96)	(96)
Total shareholders’ equity	8,304	(96)	8,208

(k)	Other cumulative comprehensive effect

As of December 31, 2008 Overfunded pension plans
Net transition obligation / (asset)	(26)
Net actuarial loss / (gain)	78
Deferred income tax	(18)
Minority interests	(10)

Amounts recognized in other cumulative comprehensive deficit	24

(l)	Change in other cumulative comprehensive deficit

As of December 31, 2008 Overfunded pension plans
Net transition obligation/(asset) not yet recognized in NPPC at beginning of period	(28)
Net actuarial loss/(gain) not yet recognized in NPPC at beginning of the period	345
Net prior year services cost at beginning of the period	1
Deferred income tax at beginning of the period	(109)
Minority interest at beginning of the period	(38)

Total recognized as other comprehensive deficit at December 31, 2007	171
Change in the period:
Amortization of net transition obligation / (asset)	2
Amortization of net prior year services cost	(1)
Amortization of net actuarial loss (gain)	(13)
Total net actuarial loss / (gain) arising during period	(256)
Deferred income tax	91
Minority interests	32

Total recognized as other comprehensive income in 2008	(145)

Total recognized as other comprehensive deficit at December 31, 2008	26