Form 20-F/A
period 2008-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2010-03-25
CIK 1066113

As filed with the Securities and Exchange Commission on March 25, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2008, which was originally filed with the U.S. Securities and Exchange Commission on July 13, 2009 (our “Original 2008 20-F”), is being filed solely for the purposes of:

•

Amending our Original 2008 20-F to reflect the correction of an error in our 2006 consolidated statement of cash flows and cash flow information contained in the summary of differences between Brazilian GAAP and US GAAP (see note 36(q) to our consolidated financial statements) reflecting a misstatement in the amount of interest paid included under operating cash flows, and revising the Report of Independent Public Accounting Firm on our consolidated financial statements to reflect such restatement; and

•	Enhancing the our financial statement disclosures by:

•	Updating and clarifying our disclosure regarding our accounting policy related to goodwill amortization under Brazilian GAAP;

•	Including disclosure regarding to the purchase price allocation and goodwill under U.S. GAAP related to our acquisition of Tele Norte Celular Participações S.A.;

•	Updating and clarifying our disclosure regarding our accounting policies under Brazilian GAAP and U.S. GAAP related to stock options granted to employees;

•	Clarifying our disclosure regarding recognized and unrecognized tax benefits under FIN 48; and

•

Clarifying our disclosure regarding adjustments reflected in our Original Form 20-F to the amounts of interest paid in 2007 and 2006 that were originally disclosed in our Form 20-F/A for the year ended December 31, 2007.

This Amendment No. 1 has not been updated except as required to reflect the revisions stated above. This Amendment No. 1 only amends and restates the Items described below as required to reflect the revisions described above and does not reflect events that have occurred after the July 13, 2009 filing date of our Original Form 20-F, or modify or update other disclosures presented therein.

This Amendment No. 1 amends and restates the following Items:

•	Part I – Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Liquidity and Capital Resources.

•	Part I – Item 5. Operating and Financial Review and Prospects – Cash Flow.

•	Part III – Item 18. Financial Statements.

•	Part III – Item 19. Exhibits.

•	Our consolidated financial statements beginning on page F-1.

While the above Items have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, no changes have been made to such Items, except to reflect the corrections stated above, or to any other Items.

In addition, this Amendment No. 1 includes currently dated certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that are attached to this Amendment No. 1 as Exhibits 12.01 and 12.02 and 13.01.

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

Prior to December 31, 2008, if the goodwill or negative goodwill was based on future profitability expectations, the goodwill amortization was recognized in the consolidated statements of operations over a period consistent with the period over which the gains or losses are expected to be incurred. If the goodwill or negative goodwill was based on the fair value of property, plant and equipment, the amortization was recognized in the consolidated statements of operations over a period consistent with the assets’ remaining economic lives.

Until December 31, 2008, goodwill was amortized over the period that the Company expected its benefits would flow to the Company. However, pursuant to Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, goodwill is no loner amortized and is required to be tested for impairment on an annual basis.

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

Recent Developments

Acquisition of Control of Brasil Telecom

On January 8, 2009, we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million. Following this acquisition, we own an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owns directly, we own 19.8% of the outstanding preferred shares, representing 10.7% of the outstanding share capital, of Brasil Telecom. As a result of this acquisition, we have consolidated the indebtedness of Invitel in our financial statements as from January 8, 2009. At December 31, 2008, Invitel had consolidated indebtedness of R$5,842 million (consisting of current and non-current loans and financing and derivatives).

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

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$5,738 million in 2008, R$5,233 million in 2007 and R$4,929 million in 2006. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

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

Cash Flows from Financing Activities

Financing activities provided net cash of R$6,685 million in 2008, and used net cash of R$609 million in 2007 and R$1,618 million in 2006.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Tele Norte Leste Participações S.A., as amended (English translation) (incorporated by reference to Exhibit 1.01 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

2.01	Amended and Restated Deposit Agreement, dated as of December 29, 2008, among Tele Norte Leste Participações S.A., The Bank of New York Mellon and all and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Tele Norte Leste Participações S.A. filed on December 19, 2008).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009).

4.01	Share Purchase Agreement, dated April 25, 2008, by and among Invitel, S.A. each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., as Comissário (English translation) (incorporated by reference to Exhibit 4.01 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.02	Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.1 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.03	Schedule of Omitted Standard Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.03 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.04	Concession Agreement for Domestic Long-Distance Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.2 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.05	Schedule of Omitted Standard Concession Agreement for Long-Distance Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.06	Statement of Authorization for Personal Mobile Services between ANATEL and TNL PCS S.A., No. 01/2001, dated March 12, 2001 (English translation) (incorporated by reference to Exhibit 4.3 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.07	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.07 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.08	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and TNL PCS S.A., No. 14/2003, dated July 11, 2003 (English translation) (incorporated by reference to Exhibit 4.7 of Tele Norte Leste Participações S.A.’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.09	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.09 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and TNL PCS S.A., No. 22/2008, dated 2008 (English translation) (incorporated by reference to Exhibit 4.10 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.11	Schedule of Omitted Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.11 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

4.12	Stock Purchase Option Plan adopted on April 11, 2007 (English translation) (incorporated by reference to Exhibit 4.12 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

8.01	List of Subsidiaries (incorporated by reference to Exhibit 8.01 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on July 13, 2009).

12.01	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: March 25, 2010	TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: March 25, 2010

/s/ Alex Waldermar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

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

As discussed in Note 2(t) to the consolidated financial statements, the Company has restated its 2006 consolidated cash flow statement to correct the misstatement of the amount of interest paid included under operating cash flows in the consolidated statement of cash flows.

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

Rio de Janeiro, July 13, 2009, except for the effect of the restatement discussed in Note 2(t) to the consolidated financial statements, for which the date is March 25, 2010.

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

Tele Norte Leste Participações S.A.

Consolidated statements of cash flows

In millions of Brazilian Reais, unless otherwise stated

	2008	2007 (Revised)	2006 (Restated – Note 2(t))
Operating activities
Net income for the year	1,154	2,318	1,300
Adjustments to reconcile net income to operational cash generation:
Minority interest	278	524	291
Interest, indexation charges and exchange gains/losses (mainly on loans, financing and debentures)	2,464	774	1,109
Depreciation	2,723	2,482	3,022
Provisions for contingencies	468	416	1,052
Amortization of deferred charges	72	67	66
Amortization of goodwill	30	75	75
Amortization of discount on AIX	(6)	(6)	(6)
Equity adjustment	(5)	6	1
Loss on property and equipment disposals	87	25	27
Provision/reversal re losses on discontinued assets	(1)	(9)	4
Indexation charges on dividends and interest on shareholders’ capital	17	5	14
Indexation charges on refinancing program	48	55	72

	7,329	6,732	7,027

Changes in assets and liabilities
Trade accounts receivable	(610)	518	(94)
Credits receivable	(9)	220	(175)
Taxes deferred and recoverable	103	(1,056)	(25)
Pre-paid expenses	(305)	(235)	108
Judicial deposits and blockings	(346)	(209)	(376)
Inventories	(29)	47	(11)
Other assets	(76)	39	173
Suppliers	245	(47)	162
Payroll and related accruals	76	60	8
Taxes payable and deferred	(391)	1,545	(3)
Tax refinancing program	(171)	(130)	(122)
Dividends and interest on shareholders’ capital	605	—	417
Provisions for contingencies	(452)	(623)	(662)
Authorizations payable	777
Other liabilities	30	46	37

	(553)	175	(563)

Cash disbursements for:
Interest paid	(696)	(699)	(717)
Income tax and social contribution paid	(342)	(975)	(818)

	(1,038)	(1,674)	(1,535)

Net cash provided by/(used in) operating activities	5,738	5,233	4,929

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flows

In millions of Brazilian Reais, unless otherwise stated

(continued)

	2008	2007 (Revised)	2006 (Restated – Note 2(t))
Investing activities
Short-term investments	1,989	(1,398)	(275)
Acquisition of property and equipment and intangible assets	(5,061)	(2,597)	(2,382)
Increase in permanent investment	(3,282)	(17)	(4)
Increase in deferred charges	(32)	(27)	(9)

Net cash used in investing activities	(6,386)	(4,039)	(2,670)

Financing activities
Proceeds from long-term loans, financing and debentures	11,388	1,838	3,438
Payment of principal on loans, financing and debentures	(2,140)	(2,041)	(4,111)
Payment of dividends and interest on shareholders’ capital	(2,563)	(406)	(945)

Net cash provided by/(used in) financing activities	6,685	(609)	(1,618)

Net cash flow during the year	6,037	585	641

Cash and cash equivalents
Balance at the end of the year	9,498	3,461	2,876
Balance at the beginning of the year	3,461	2,876	2,235

Change in cash and cash equivalents	6,037	585	641

Additional cash flow information:
Cash paid against provision for contingencies	393	511	563

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

(t)	Change in the 2006 cash flow statement

The previously presented cash flow statement for 2006 included a misstatement related to the amount of interest paid included under operating cash flows. The 2006 cash flow statement presented herein has been altered to correct the effects of this misstatement, as shown below:

Brazilian GAAP Cash Flow Statement for the year ended December 31, 2006

	As previously presented	Adjustment	As corrected
Operating activities
Net income for the year	1,300	—	1,300

Adjustments to reconcile net income to operational cash generation:
Minority interest	291	—	291

Interest and monetary and exchange variations (mainly on loans, financing and debentures)	1,109	—	1,109
Depreciation	3,022	—	3,022
Provisions for contingencies	1,052	—	1,052
Amortization of deferred charges	66	—	66
Amortization of goodwill	75	—	75
Amortization of discount on AIX	(6)	—	(6)
Equity adjustment	1	—	1
Loss on property and equipment disposals	27	—	27
Provision/reversal re losses on discontinued assets	4	—	4
Indexation charges on dividends and interest on shareholders’ capital	14	—	14
Indexation charges on refinancing program	72	—	72

	7,027	—	7,027

Changes in assets and liabilities
Trade accounts receivable	(94)	—	(94)
Credits receivable	(175)	—	(175)
Taxes deferred and recoverable	(25)	—	(25)
Pre-paid expenses	108	—	108
Judicial deposits and blockings	(376)	—	(376)
Inventories	(11)	—	(11)
Other assets	173	—	173
Suppliers	162	—	162
Payroll and related accruals	8	—	8
Taxes payable and deferred	(3)	—	(3)
Tax refinancing program	(122)	—	(122)
Dividends and interest on shareholders’ capital	417	—	417
Provisions for contingencies	(662)	—	(662)
Authorizations payable	—	—	—
Other liabilities	37	—	37

	(563)	—	(563)

Cash disbursements for:
Interest paid	(1,391)	674	(717)
Income tax and social contribution paid	(818)	—	(818)

	(2,209)	674	(1,535)

Net cash provided by/(used in) operating activities	4,255	674	4,929

Investing activities
Short-term investments	(275)	—	(275)
Acquisition of property and equipment and intangible assets	(2,382)	—	(2,382)
Increase in permanent investment	(4)	—	(4)
Increase in deferred charges	(9)	—	(9)

Net cash used in investing activities	(2,670)	—	(2,670)

Financing activities
Proceeds from long-term loans, financing and debentures	3,438	—	3,438
Payment of principal on loans, financing and debentures	(3,437)	(674)	(4,111)
Payment of dividends and interest on shareholders’ capital	(945)	—	(945)

Net cash provided by/(used in) financing activities	(944)	(674)	(1,618)

Net cash flow during the year	641	—	641

Cash and cash equivalents
Balance at the end of the year	2,876	—	2,876
Balance at the beginning of the year	2,235	—	2,235

Change in cash and cash equivalents	641	—	641

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

Acquisition of TNCP (Amazônia)

Amazônia is a subsidiary of TNCP, which holds 74.96% of its total capital. On April 3, 2008 Telemar acquired 19.34% of TNCP for the total purchase price in the amount of R$151, generating a goodwill of R$134 under Brazilian GAAP. During the year 2008 this goodwill amount increased to R$215 following a voluntary and a mandatory tender offer for shares of TNCP and Amazônia and will be amortized over ten years, which is the expected time of recoverability. The goodwill amount of R$215 has been allocated to the mobile segment, because of the nature of TNCP’s operations, which will mainly benefit the mobile segment.

Under US GAAP, the analysis of the net assets acquired in this business combination did not require any significant purchase price allocation adjustments related to the tangible assets acquired and, in addition, no intangible assets were identified. Therefore, considering that the net assets of TNCP was R$17 million at the acquisition date, the full amount of the difference of R$134 million between the acquisition cost and the underlying book value of the net assets acquired was recorded as goodwill. There were no adjustments resulting from the purchase price allocation related to this acquisition, as shown below:

(R$ millions)
Assets:
Cash and cash equivalents	45
Accounts receivable	81
Current and deferred taxes	100
Other current and non-current assets	26
Property, plant and equipment	239
Intangibles	38

Liabilities:
Accounts payable	84
Loans and financing	152
Provisions	41
Other current and non-current liabilities	132
Minority interest	32

Shareholders’ Equity	88
Total interest acquired	19.34%
Net assets acquired	17
Total purchase price	151
Goodwill	134

Amazônia was controlled by TNCP at the time of its acquisition by Telemar; therefore, control of Amazônia was also acquired on April 3, 2008. However, after this acquisition the Company made a voluntary tender offer for the preferred (minority) shares of Amazônia and, upon the conclusion of this tender offer on October 22, 2008 (see Note 19), recorded goodwill of R$15 million related to the additional interest acquired in Amazônia.

Therefore, there were no significant purchase price allocation adjustments in this business combination and the goodwill recognized in relation to the acquisition of Amazônia relates to additional interest acquired in October 2008.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

For US GAAP purposes, stock options are priced at fair value on the grant date and are re-measured to fair value as of the balance sheet date as the Company’s stock options are considered liability instruments under US GAAP, mainly due to the fact that the option’s exercise price is indexed to a general price index in Brazil. The corresponding amounts are recognized as liabilities with the corresponding expense recorded in the income statement over the vesting period which includes the changes in fair value arising during the respective periods. Similarly to Brazilian GAAP, the vesting conditions are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognized is based on the number of equity instruments that eventually vest.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

In Brazil, the tax law is at times significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.

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

For US GAAP reconciliation purposes, for the year ended December 31, 2006 the Company recorded an additional valuation allowance to fully reserve deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$292. In 2007, Oi reversed this valuation allowance based primarily on the following facts: (i) Oi’s operations have been steadily improving in profitability, having significant relevant taxable income in both 2006 and 2007 and also income on an accumulated basis over the three year period ended December 31, 2007, and (ii) its business plan supports increasing taxable income levels over the next ten years.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of FIN 48. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits,

Although FIN 48 prescribes a “more likely-than-not” recognition threshold whereas SFAS 5 is based on a “probable” recognition threshold, to the extent that contingencies were not recognized as liabilities in the Company’s financial statements (i.e. because they were considered “possible” or “remote” under SFAS 5) such contingencies were further evaluated under FIN 48 and the tax benefits taken by the Company related to such contingencies were considered more likely-than-not to be sustained upon examination by the tax authorities.

Of the total amount of tax positions under FIN 48 of R$5,511 million, R$2,375 million relates to litigious cases and R$3,136 million relates to non-litigious cases. The amount related to litigious cases is mainly related to the amortization of goodwill for tax purposes of R$1,364 million and undue disallowances of R$994 million (see Note 26 (e)). Tax benefits related to non-litigious cases of R$3,136 million are mainly comprised of income tax impact of gains and losses on swap transactions of R$1,970 million in addition to the income tax impact of monetary restatement of judicial deposits of R$241 million, income tax impact on connection fees of R$335 million and non-deductible expenses of R$172 million. Both the litigious and non-litigious amounts were considered to be more likely-than-not to be sustained upon tax examinations. The Company has no unrecognized tax benefits.

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

Under Brazilian GAAP cash and cash equivalents represents balances of cash held as petty cash, in bank accounts and in very short-term financial investments that are highly liquid, promptly convertible into cash and subject to insignificant risk of change in value, which are classified as short-term financial investments and classified according to their nature, as: (i) held for trading; (ii) held to maturity; or (iii) available for sale.

Investments held for trading purposes are measured at “fair value”, with the impact recognized under income. Investments held to maturity are recorded at cost plus the accrued earnings, less a provision for adjustment to the probable realizable value (impairment), when applicable. Investments that are available for sale are measured at “fair value”, with the impact recognized in the asset adjustment account, when applicable.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Under US GAAP, judicial deposits and blockings are treated as an investing activity whereas under Brazilian GAAP this amount is presented under operating activities.

For US GAAP purposes, Government securities are classified as held-to-maturity securities and the other investments not considered to be cash equivalents under US GAAP are classified as trading securities. Unrealized holding gains or losses on trading securities are recognized in income. Although these securities are not considered cash equivalents under US GAAP there is no difference in measurement or impact to the statements of operations compared to Brazilian GAAP. However, for US GAAP cash flows statement purposes, purchases, sales or maturities of held-to-maturity securities and trading securities are presented in cash flows from investing activities.

Contractual maturity of held-for-maturity securities (government securities)

	2008	2007	2006
Within 1 year	168	135	127
After 1 year through 5 years	15	124	133

Total	183	259	260

Effects on balance sheet:

	2008	2007
Cash and cash equivalents under Brazilian GAAP	9,498	3,461
Difference in definition of cash and cash equivalents	(3,049)	(760)

Cash and cash equivalents under US GAAP	6,449	2,701

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2008, 2007 and 2006

In millions of Brazilian Reais, unless otherwise stated

Effects on statements of cash flow:

	2008	2007	2006
		(Revised)	(Restated)
Operating activities under Brazilian GAAP	5,738	5,233	4,929
Cash flows related to judicial deposits and blockings	346	209	376

Operating activities under US GAAP	6,084	5,442	5,305

Investing activities under Brazilian GAAP	(6,386)	(4,039)	(2,670)
Cash flows relating to repurchase, sales and maturities of trading and held to maturity securities under US GAAP	(2,289)	(760)	—
Cash flows related to judicial deposits and blockings	(346)	(209)	(376)

Investing activities under US GAAP	(9,021)	(5,008)	(3,046)

Financing activities under Brazilian GAAP	6,685	(609)	(1,618)

Financing activities under US GAAP	6,685	(609)	(1,618)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	3,461	2,876	2,235
Difference in definition of temporary investments at beginning of the year	(760)	—	—

Cash and cash equivalents at beginning of the year under US GAAP	2,701	2,876	2,235
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	6,037	585	641
Cash flows relating to short-term investments under US GAAP	(2,289)	(760)	—

Cash and cash equivalents at end of year under US GAAP	6,449	2,701	2,876

(i)	Changes to the cash flow information originally disclosed in the Company’s 2008 20F

Set forth below is a reconciliation showing the revisions to the information related to the years ended December 31, 2007 and 2006 originally presented in the Company’s 2008 20-F reflecting: (1) the reclassification of 2007 cash flows related to trading securities as a result of the adoption of FAS 159 and, (2) the effects of the restatement of the amount of interest paid included in the Company’s 2006 cash flow statements (see Note 2(t)).

1 -Changes to the 2007 cash flow information:

	As previously presented 2008 20-F	Reclassification	As revised

Operating activities under Brazilian GAAP	5,234	—	5,233
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP (1)	(760)	760	—
Cash flows related to judicial deposits and blockings	209	—	209

Operating activities under US GAAP (1)	4,683	760	5,442

Investing activities under Brazilian GAAP	(4,039)	—	(4,039)
Cash flows relating to repurchase, sales and maturities of trading and held to maturity securities under US GAAP (1)	—	(760)	(760)
Cash flows related to judicial deposits and blockings	(209)	—	(209)

Investing activities under US GAAP (1)	(4,248)	(760)	(5,008)

Financing activities under Brazilian GAAP	(609)	—	(609)

Financing activities under US GAAP	(609)	—	(609)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	2,876	—	2,876
Difference in definition of temporary investments at beginning of the year	—	—	—

Cash and cash equivalents at beginning of the year under US GAAP	2,876	—	2,876
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	585	—	585
Cash flows relating to short-term investments under US GAAP	(760)	—	(760)

Cash and cash equivalents at end of year under US GAAP	2,701	—	2,701

(1)	Under U.S. GAAP, upon adoption of the amendments to SFAS 115 and SFAS 95 arising from the application of SFAS 159 as from January 1, 2008, cash flows related to trading securities were classified as investing activities under U.S. GAAP. For consistency of presentation, the Company has reclassified this amount to investing cash flows.

2 -Changes to the 2006 cash flow information:

	As previously presented 2008 20-F	Adjustment (Note 2(t))	As corrected

Operating activities under Brazilian GAAP (1)	4,255	674	4,929
Cash flows related to judicial deposits and blockings	376	—	376

Operating activities under US GAAP (1)	4,631	674	5,305

Investing activities under Brazilian GAAP	(2,670)	—	(2,670)
Cash flows relating to repurchase, sales and maturities of trading and held to maturity securities under US GAAP	—	—	—
Cash flows related to judicial deposits and blockings	(376)	—	(376)

Investing activities under US GAAP	(3,046)	—	(3,046)

Financing activities under Brazilian GAAP (1)	(943)	(674)	(1,618)

Financing activities under US GAAP (1)	(943)	(674)	(1,618)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	2,234	—	2,235
Difference in definition of temporary investments at beginning of the year	—	—	—

Cash and cash equivalents at beginning of the year under US GAAP	2,234	—	2,235
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	642	—	641
Cash flows relating to short-term investments under US GAAP	—	—	—

Cash and cash equivalents at end of year under US GAAP	2,876	—	2,876

(1)	These amounts represent errors in the amount of interest paid in the Company’s 2006 cash flow statement under Brazilian GAAP which has restated under Brazilian GAAP in these consolidated financial statements (see Note 2(t)).

(ii)	Changes to the cash flow information originally disclosed in the Company’s 2007 20F/A

In order to clarify certain changes resulting mainly from the implementation of Law No. 11,638/07 (see Note 2(d)), set forth below is a reconciliation showing the reclassifications and adjustments to the information related to the years ended December 31, 2007 and 2006 originally presented in the Company’s 2007 20-F/A to the information presented in the Company’s original 2008 20-F relating to:

(1)	changes resulting from the implementation of Law No. 11,638/07; and

(2)	adjustments to the amounts of interest paid originally presented in the Company’s 2007 20-FA.

Changes to the 2007 cash flow information:

	As previously presented 2007 20-F/A	Reclassifications and adjustments	As presented in the 2008 20-F

Operating activities under Brazilian GAAP (1)	5,959	(726)	5,234
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP (2)	(2,317)	1,557	(760)
Interest paid treated as financing activities under Brazilian GAAP (3)	(842)	842	—
Cash flows related to judicial deposits and blockings	209	—	209

Operating activities under US GAAP	3,009		4,683

Investing activities under Brazilian GAAP (1)	(2,629)	(1,410)	(4,039)
Cash flows relating to repurchase, sales and maturities of held to maturity securities under US GAAP (2)	138	(138)	—
Cash flows related to judicial deposits and blockings	(209)	—	(209)

Investing activities under US GAAP	(2,700)		(4,248)

Financing activities under Brazilian GAAP (1)	(1,307)	698	(609)
Interest paid treated as financing activities under Brazilian GAAP (3)	842	(842)	—

Financing activities under US GAAP	(465)		(609)

Cash and cash equivalents at beginning of the year under Brazilian GAAP (4)	4,687	(1,811)	2,876
Difference in definition of temporary investments at beginning of the year (4)	(3,715)	3,715	—

Cash and cash equivalents at beginning of the year under US GAAP	972	1,904	2,876
Increase (decrease) in cash and cash equivalents under Brazilian GAAP (4)	2,022	(1,437)	585
Cash flows relating to short-term investments under US GAAP (4)	(2,178)	1,418	(760)

Cash and cash equivalents at end of year under US GAAP	816	1,885	2,701

(1)	These amounts represent adjustments to the Company’s cash flows as a result of changes to Brazilian GAAP due to the adoption of Law No. 11,638/07.
(2)	These amounts relate to the reclassification of the cash flows from temporary investments that were previously treated as cash equivalents under Brazilian GAAP and, as a result of the adoption of Law No. 11,638/07, were reclassified to short-term investments (trading and held-to-maturity securities) under Brazilian GAAP. Under U.S. GAAP, such amounts were originally treated as trading and held-to-maturity securities. Upon the reclassification of these short-term investments under Brazilian GAAP, cash flows related to the trading securities were classified as operating activities and cash flows related to the held-to-maturity securities were classified as investing activities under Brazilian GAAP. Under U.S. GAAP, cash flows related to trading securities were classified as operating activities in the Company’s U.S. GAAP disclosure until December 31, 2007 and, upon adoption of the amendments to SFAS 115 and SFAS 95 arising from the application of SFAS 159 as from January 1, 2008, cash flows related to trading securities were classified as investing activities under U.S. GAAP. In order to have classification symmetry for both the original purchase and the subsequent sale, the Company has elected to reclassify all prior year cash flows related to trading securities from operating to investing in the statement of cash flows.
(3)	These amounts relate to the reclassification of interest paid from financing activities to operating activities as a result of the adoption of Law No. 11,638/07. As a result, no difference remains between Brazilian GAAP and U.S. GAAP relating to this cash flow item. In addition, the Company performed an immaterial adjustment to the previously reported amount of interest paid, reducing this amount by R$144 due to a change in the source of information as a result of the adoption of Law No. 11,638/07.
(4)	These amounts represent an adjustment to the Company’s temporary investments as a result of the reclassification of a portion of the Company’s temporary investments that were previously treated as cash equivalents under Brazilian GAAP to short-term investments (trading and held-to-maturity securities) as a result of changes to Brazilian GAAP due to the adoption of Law No. 11,638/07.

Changes to the 2006 cash flow information:

	As previously presented 2007 20-F/A	Reclassifications and adjustments	As presented in the 2008 20-F

Operating activities under Brazilian GAAP (1)	5,590	(1,335)	4,255
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP (2)	(588)	588	—
Interest paid treated as financing activities under Brazilian GAAP (3)	(865)	865	—
Cash flows related to judicial deposits and blockings	376	—	376

Operating activities under US GAAP	4,513		4,631

Investing activities under Brazilian GAAP (1)	(2,340)	(330)	(2,670)
Cash flows relating to repurchase, sales and maturities of held to maturity securities under US GAAP (2)	315	(315)	—
Cash flows related to judicial deposits and blockings	(376)		(376)

Investing activities under US GAAP	(2,401)		(3,046)

Financing activities under Brazilian GAAP (1)	(2,334)	1,390	(943)
Interest paid treated as financing activities under Brazilian GAAP (3)	865	(865)	—

Financing activities under US GAAP	(1,469)		(943)

Cash and cash equivalents at beginning of the year under Brazilian GAAP (4)	3,771	(1,536)	2,234
Difference in definition of temporary investments at beginning of the year (4)	(1,537)	1,536	—

Cash and cash equivalents at beginning of the year under US GAAP	2,234		2,234
Increase (decrease) in cash and cash equivalents under Brazilian GAAP (4)	916	(275)	642
Cash flows relating to short-term investments under US GAAP (4)	(273)	275	—

Cash and cash equivalents at end of year under US GAAP	2,877		2,876

(1)	These amounts represent adjustments to the Company’s cash flows as a result of changes to Brazilian GAAP due to the adoption of Law No. 11,638/07.
(2)	These amounts relate to the reclassification of the cash flows from temporary investments that were previously treated as cash equivalents under Brazilian GAAP and, as a result of the adoption of Law No. 11,638/07, were reclassified to short-term investments (trading and held-to-maturity securities) under Brazilian GAAP. Under U.S. GAAP, such amounts were originally treated as trading and held-to-maturity securities. Upon the reclassification of these short-term investments under Brazilian GAAP, cash flows related to the trading securities were classified as operating activities and cash flows related to the held-to-maturity securities were classified as investing activities under Brazilian GAAP. Under U.S. GAAP, cash flows related to trading securities were classified as operating activities in the Company’s U.S. GAAP disclosure until December 31, 2007 and, upon adoption of the amendments to SFAS 115 and SFAS 95 arising from the application of SFAS 159 as from January 1, 2008, cash flows related to trading securities were classified as investing activities under U.S. GAAP. In order to have classification symmetry for both the original purchase and the subsequent sale, the Company has elected to reclassify all prior year cash flows related to trading securities from operating to investing in the statement of cash flows.
(3)	These amounts relate to the reclassification of interest paid from financing activities to operating activities as a result of the adoption of Law No. 11,638/07. As a result, no difference remains between Brazilian GAAP and U.S. GAAP relating to this cash flow item. In addition, the Company performed an immaterial adjustment to the previously reported amount of interest paid, reducing this amount by R$147 due to a change in the source of information as a result of the adoption of Law No. 11,638/07.
(4)	These amounts represent an adjustment to the Company’s temporary investments as a result of the reclassification of a portion of the Company’s temporary investments that were previously treated as cash equivalents under Brazilian GAAP to short-term investments (trading and held-to-maturity securities) as a result of changes to Brazilian GAAP due to the adoption of Law No. 11,638/07.

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