Form 20-F
period 2009-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2010-07-01
CIK 1066113

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

Bayard de Paoli Gontijo

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

bayard.gontijo@oi.net.br

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

The total number of issued shares of each class of stock of Tele Norte Leste Participações S.A. as of December 31, 2009 was:

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

On June 28, 2010, the exchange rate for reais into U.S. dollars was R$1.783 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.741 to US$1.00 at December 31, 2009, R$2.337 to US$1.00 at December 31, 2008, and R$1.771 to US$1.00 at December 31, 2007, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 28, 2010 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2005.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2009 of R$1.741 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

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

•

all references to the “Brasil Telecom Transaction” refer to the acquisition of control of Brasil Telecom Holding and Brasil Telecom pursuant to the Share Purchase Agreement, dated April 25, 2008, by and among Invitel, each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., or Credit Suisse, as Comissário, or agent, on our behalf, as described under “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom”;

•	all references to “Invitel” are to Invitel S.A., the indirect holding company of Brasil Telecom Holding, which we acquired on January 8, 2009;

•

all references to “Brasil Telecom Holding” are to Brasil Telecom Participações S.A., an indirect subsidiary of Invitel, and as a result of our acquisition of Invitel on January 8, 2009, an indirect subsidiary of TNL;

•	all references to “Brasil Telecom” are to Brasil Telecom S.A., an indirect subsidiary of TNL;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM; and

•

the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), and the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report.

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 34 to our audited consolidated financial statements included in this annual report.

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

•

the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in general, including issues relating to the remuneration for the use of our network, and changes in or developments of ANATEL regulations applicable to us;

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

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 36 to our audited consolidated financial statements included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

This selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	For the Year Ended December 31,
	2005(1)		2006		2007		2008		2009		2009(2)
			(Retrospectively revised)		(Reclassified)		(Reclassified)				(in millions of US$, except per share amounts)
	(in millions of reais, except per share amounts and as otherwise indicated)
Statement of Operations Data
Brazilian GAAP:
Net operating revenue	R$	16,747	R$	16,872	R$	17,584	R$	18,736	R$	29,881	US$	17,163
Cost of goods sold and services rendered		(8,796)		(9,365)		(9,256)		(9,668)		(17,215)		(9,888)

Gross profit		7,951		7,507		8,328		9,068		12,666		7,275
Operating expenses		(4,521)		(4,563)		(4,393)		(5,777)		(11,026)		(6,333)

Operating income before interest expense, net		3,430		2,944		3,935		3,291		1,640		942
Interest expense, net		(1,616)		(1,294)		(478)		(1,384)		(2,385)		(1,370)

Income (loss) from continuing operations before tax and non-controlling interest		1,814		1,650		3,457		1,907		(745)		(428)
Income tax and social contribution tax expense		(371)		(59)		(615)		(475)		(311)		(178)

	For the Year Ended December 31,
	2005(1)		2006		2007		2008		2009			2009(2)
			(Retrospectively revised)		(Reclassified)		(Reclassified)					(in millions of US$, except per share amounts)
	(in millions of reais, except per share amounts and as otherwise indicated)
Non-controlling interest		(329)		(291)		(524)		(278)		620		356

Net income (loss)	R$	1,114	R$	1,300	R$	2,318	R$	1,154		(436)		(250)

Number of shares outstanding at year end, excluding treasury shares (in thousands)		382,122		382,122		382,122		382,289		382,523		—
Net income (loss) per share at year end	R$	2.92	R$	3.40	R$	6.07	R$	3.02	R$	(1.14)	US$	(0.65)
Net income (loss) per ADS at year end		2.92		3.40		6.07		3.02		(1.14)		(0.65)

(1)	On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report. In order to make our financial statements for the two years ended December 31, 2007 comparable to our financial statements for the two years ended December 31, 2009, we revised our previously issued financial statements for the two years ended December 31, 2007 included in our consolidated financial statements to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not restated our financial statements for the year ended December 31, 2005 to conform to these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.
(2)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	For the Year Ended December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	16,697	R$	16,802	R$	17,363	R$	18,539	R$	29,861	US$	17,152
Cost of goods sold and services rendered		(9,044)		(9,240)		(9,192)		(9,747)		(18,371)		(10,552)

Gross profit		7,957		7,562		8,171		8,792		11,490		6,600
Operating expenses		(4,266)		(4,474)		(4,242)		(5,773)		(3,691)		(2,120)

Operating income before interest expense, net		3,691		3,088		3,929		3,019		7,799		4,480
Interest expense, net		(2,049)		(1,206)		(460)		(1,384)		(2,385)		(1,370)

Income (loss) from continuing operations before tax		1,651		1,882		3,469		1,635		5,414		3,110

	For the Year Ended December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Income tax and social contribution tax expense		(468)		(429)		189		(383)		(548)		(315)
Non-controlling interest		(294)		(252)		—		—		—		—

Net income (loss)		889		1,201		3,658		1,252		4,866		2,795
Net income (loss) attributable to controlling shareholders(2)		—		—		2,978		1,006		3,933		2,259
Net income (loss) attributable to non-controlling shareholders(2)		—		—		680		246		933		536
Other comprehensive income (loss)		—		(96)		(93)		(570)		252		145

Comprehensive income (loss)	R$	889	R$	1,105	R$	3,565	R$	682	R$	5,118	US$	2,940

Net income (loss) applicable to each class of shares(3):
Common shares	R$	296	R$	400	R$	993	R$	335	R$	1,311	US$	753
Preferred shares		593		801		1,985		671		2,622		1,506
Net income (loss) per share:
Common shares – basic		2.33		3.14		7.79		2.57		10.28		5.90
Common shares – diluted		2.33		3.14		7.75		2.47		9.94		5.71
Preferred shares and ADSs – basic		2.33		3.14		7.79		2.57		10.29		5.91
Preferred shares and ADSs – diluted		2.32		3.14		7.79		2.54		10.19		5.85
Weighted average shares outstanding (in thousands):
Common shares – basic		127,227		127,374		127,374		130,612		127,564		127,564
Common shares – diluted		127,227		127,374		128,166		135,496		131,907		131,907
Preferred shares – basic		254,453		254,748		254,748		261,223		254,834		254,834
Preferred shares – diluted		255,720		255,103		254,748		263,936		257,295		257,295

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the years ended December 31, 2008 and 2007.
(3)	In accordance with ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 34(l) to our audited consolidated financial statements which are included in this annual report.

	At December 31,
	2005(1)		2006(1)		2007		2008		2009		2009(2)
					(Reclassified)		(Reclassified)				(in millions of US$)
	(in millions of reais)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	3,771	R$	2,876	R$	3,461	R$	9,498	R$	6,206	US$	3,565
Trade accounts receivable, net		3,711		3,804		3,286		3,896		5,942		3,413
Total current assets		9,839		10,374		12,725		17,811		18,385		10,560
Property, plant and equipment, net		12,518		11,779		11,580		12,670		22,470		12,906
Intangible assets		1,445		1,309		1,597		2,758		11,305		6,493
Total assets		27,266		27,638		30,316		40,767		60,926		34,995
Short-term loans and financing (including current portion of long-term loans and financing)		2,828		1,982		1,990		3,949		7,588		4,358

	At December 31,
	2005(1)	2006(1)	2007	2008	2009	2009(2)
			(Reclassified)	(Reclassified)
Short-term debentures (including current portion of debentures)	1,225	93	76	98	964	554
Total current liabilities	8,512	5,886	6,812	9,770	16,921	9,719
Long-term loans and financing	5,802	5,335	5,205	14,303	16,488	9,470
Long-term debentures	—	2,160	2,171	2,192	4,878	2,802
Shareholders’ equity	7,979	8,989	10,658	9,591	7,995	4,592

(1)	On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report. In order to make our financial statements at December 31, 2007 comparable to our financial statements at December 31, 2009 and 2008, we restated our previously issued financial statements at December 31, 2007 included in our consolidated financial statements to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not restated our financial statements at December 31, 2006 or 2005 to conform to these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.
(2)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	At December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
U.S. GAAP
Property, plant and equipment, net	R$	12,823	R$	11,828	R$	11,647	R$	12,738	R$	25,244	US$	14,500
Intangible assets		1,632		1,907		2,203		3,356		18,536		10,647
Total assets		27,164		27,625		30,289		40,381		71,325		40,968
Shareholders’ equity		7,938		10,236		13,058		11,203		21,967		12,617
Shareholders’ equity attributable to controlling shareholders(2)		—		8,208		10,514		9,494		11,650		6,692
Shareholders’ equity attributable to non-controlling shareholders(2)		—		2,028		2,544		1,709		10,317		5,926

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the years ended December 31, 2008, 2007 and 2006.

Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating rate exchange market generally applied to transactions to which the commercial market rate did not apply.

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, as well as additional regulations, that consolidated the two foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005, in order to make foreign exchange transactions more straight-forward and efficient. Consequently, all foreign exchange transactions in Brazil are now carried out in this single foreign exchange market through authorized financial institutions. We cannot predict the impact of the enactment of any new regulations on the foreign exchange market.

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9% against the U.S. dollar. From December 31, 2007 through December 31, 2008, the real depreciated by 32.0% against the U.S. dollar and during 2009 the real appreciated by 25.5% against the U.S. Dollar. At June 28, 2010, the selling rate for U.S. dollars was R$1.783 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2005	R$	2.762	R$	2.163	R$	2.413	R$	2.341
2006		2.371		2.059		2.168		2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337
2009		2.422		1.702		1.994		1.741

	Reais per U.S. Dollar
Month	High		Low
December 2009	R$	1.788	R$	1.710
January 2010		1.875		1.723
February 2010		1.877		1.805
March 2010		1.823		1.764
April 2010		1.781		1.731
May 2010		1.881		1.732
June 2010 (through June 28)		1.866		1.766

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

Risks Relating to the Brazilian Telecommunications Industry and Our Company

Our fixed-line telecommunications services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services in Region I (which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil) and Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 2006 to December 2009, the number of fixed lines in service in Brazil increased from 38.8 million to 41.5 million. We expect (1) the number of fixed lines in service in Brazil to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines to decrease as customers substitute calls on mobile phones for fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil declines depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Our traditional local fixed-line telecommunications services represented 38.6% of our gross operating revenue for the year ended December 31, 2009. Because we derive a significant portion of our operating revenue from our traditional local fixed-line telecommunications services, a reduction in the number of our fixed-lines in service would negatively affect our operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, in Region I, and primarily with Embratel and GVT S.A., or GVT, in Region II. In addition to direct competition for corporate customers in Region I, Embratel competes with us for residential customers in Regions I and II through services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel and Net are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunications service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

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

The mobile services market in Brazil is extremely competitive. We face increased competition in Regions I and II from large competitors such as TIM Participações S.A., or TIM, Vivo Participações S.A., or Vivo, and Telecom Americas Group, which markets its services under the brand name “Claro.” As of December 31, 2009, based on information available from ANATEL, we were the market leader in Region I with a 27.8% share of the mobile services market based on the total number of subscribers as of that date, followed by Vivo with 25.9%, TIM with 24.6% and Claro with 21.2%. We had an estimated 16.0% share of the mobile services market in Region II as of December 31, 2009, based on the total number of subscribers as of that date, while Vivo, Claro and TIM had estimated market shares of 31.5%, 28.3% and 23.9% in Region II, respectively, as of that date. In Region III (which consists of the State of São Paulo), where we began offering mobile services in October 2008, we had an estimated market share of 12.0% based on the total number of subscribers as of December 31, 2009, while Vivo, Claro and TIM had estimated market shares of 35.3%, 31.0% and 21.5% in Region III, respectively, as of that date, based on information available from ANATEL. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources and greater abilities to access capital on a timely basis and on more favorable terms than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2009, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.0% per month in Region I, 4.6% per month in Region II and 1.6% per month in Region III.

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

For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition—Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitor for long-distance services originating on fixed-line telephones in Region I is Embratel, and our principal competitors for these services in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region I with Embratel, Telecomunicações de São Paulo S.A., or Telesp, and TIM, and in Region II with Embratel, Telesp and TIM. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. Embratel, as the incumbent long-distance service provider, is the most aggressive of these competitors, offering discounts and other promotions from time to time in an effort to increase its market share in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. If competition in the domestic long-distance market increases, it could have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use our fixed-line network, thereby allowing them to reach our customers without paying interconnection fees to our company. Additionally, although these auctions have not yet been scheduled, we anticipate that ANATEL will auction radio frequency licenses that will be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks in the second half of 2010 or in 2011. The implementation of WiMax networks may allow other internet service providers, or ISPs, to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we and Brasil Telecom made significant investments in 2008 and 2009 in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

In furtherance of ANATEL’s short-term regulatory agenda:

•

ANATEL has proposed amendments to our concession agreements which are expected to become effective on January 1, 2011 as described in “Item 4. Information on the Company—Concessions, Authorizations and Licenses.”

•

ANATEL has proposed new regulations under which it would grant licenses to use radio spectrum in the 450 Mhz band to telecommunications providers that agreed to provide mobile services in rural areas. The public consultation period for these regulations has expired and we expect that ANATEL will adopt final regulations by the end of 2010.

•

ANATEL is developing criteria for the evaluation of telecommunications providers to determine which providers have significant market power. We expect that these criteria will be submitted for public comment by the end of 2010.

•	We expect that ANATEL will submit additional proposed regulations for public comment by the end of 2010 to address the remaining items on its announced short-term agenda.

We cannot predict when regulations regarding these matters will be proposed or adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

In May 2010, Executive Decree No. 7,175/10 was adopted which created the National Broadband Plan. The goal of the National Broadband Plan is to make broadband access available at low cost, regardless of technology, throughout Brazil. The Brazilian government is studying options to achieve this goal, including mandating Telecomunicações Brasileiras S.A., or Telebrás, to manage all the broadband infrastructure owned by the Brazilian government and to build or otherwise acquire the use of the infrastructure necessary to implement this plan. Executive Decree No. 7,175/10 also instructed ANATEL to adopt new regulations relating to unbundling of telecommunications services and the pricing of backhaul services. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service (Plano Geral de Metas de Universalização) as part of the pending modifications of these concession agreements. We cannot predict when regulations regarding these matters will be proposed or adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business and the business of our competitors.

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

In 2009, monthly subscription fees represented 24.0% of our gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunications services in Regions I and II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. ANATEL will engage in public consultation in connection with each five-year amendment to discuss its proposals for new conditions and quality and universal service targets. The first amendment to each of the concession agreements is expected to become effective on January 1, 2011. In connection with each of these amendments, we are currently discussing modifications to our concession agreements with ANATEL.

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed an amendment to the General Plan on Universal Service that would require us to:

•

double the backhaul capacity to the 1,620 municipalities (municípios), which are analogous to counties in the U.S., affected by the April 2008 amendment to our concession agreements described under “Item 4. Information on the Company—Concessions, Authorizations and Licenses”;

•	provide high-speed transmission lines (2.5 gigabytes per second (Gbps)) to the 1,900 municipalities in our concession area in which we did provide internet service as of April 2008; and

•

provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, which would require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones (Terminais de Uso Público), mostly in rural areas.

In order to mitigate the costs related to the General Plan on Universal Service, ANATEL proposed a reduction in the number of public telephones required per inhabitant from 6.0 per 1,000 inhabitants to 4.5 per 1,000 inhabitants. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service as part of the pending modifications of these concession agreements.

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

Our local fixed-line and domestic long-distance concession agreements, as well as our authorizations to provide personal mobile services, contain certain obligations and our failure to comply with these obligations may result in various fines and penalties imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service, the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL and implemented in 2006, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements also require us to meet certain network expansion, quality of service and modernization obligations in each of the states in Regions I and II. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate our concession agreements for noncompliance with its quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We have recorded provisions in the amount of R$713 million as of December 31, 2009 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

We may be unable to implement our plans to expand and enhance our existing mobile networks in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives relating to our mobile services depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our mobile networks. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary the implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

We depend on key suppliers and vendors to provide equipment that we need to operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We depend upon various key suppliers and vendors, including Alcatel-Lucent, Nokia and Huawei, to provide us with network equipment, which we need in order to expand and to operate our business. These suppliers may, among other things, extend delivery times, raise prices or limit supply due to their own shortages and business requirements. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Our controlling shareholder, TmarPart, has control over us and our controlled companies, and its interests may not be aligned with your interests.

We are controlled by TmarPart, which, as of June 28, 2010, held 53.7% of our outstanding voting shares. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our preferred shares and American Depositary Shares, or ADSs.

In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect our business, results of operations and financial condition.

We may acquire other companies in the telecommunications industry as part of our growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to our business, results of operations and financial condition, such as (1) difficulties in capturing synergies in the integration process, causing the anticipated benefits of the acquisition to be more limited than originally expected; (2) costs associated with any unforeseen antitrust restrictions; (3) failure to identify contingencies during the due diligence process; (4) uncertainty in relation to regulatory approval; and (5) distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If acquisition transactions cause us to incur unforeseen costs due to the factors described above, we may have to dedicate more resources than we had originally planned and eventually face substantial losses that would adversely affect our business, results of operations and financial condition.

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

At December 31, 2009, we had total consolidated indebtedness of R$28,826 million (excluding swap adjustments, of R$1,092 million) and a ratio of debt to equity of 3.61:1.

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

Furthermore, some of our debt instruments include financial covenants that require us and some our subsidiaries to maintain certain specified financial ratios. We anticipate that Telemar will not comply with the debt service coverage ratio contained in the covenants set forth in its debt instrument with JBIC as of June 30, 2010,

September 30, 2010 or December 31, 2010. We are currently discussing modifications of this covenant with JBIC. In the event that we do not reach an agreement with JBIC regarding modifications under which we would comply with this covenant, we will seek a waiver of these anticipated breaches from JBIC. We cannot provide investors with any assurance that this waiver will be obtained. In the event that we are unable to obtain a waiver of the anticipated breaches of this debt, we intend to exercise our right to prepay this debt. In the event that we are unable to obtain this waiver and do not prepay this debt, JBIC would have the right to accelerate this debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing this ratio. As of December 31, 2009, we classified the aggregate principal amount of this debt of R$647 million as current in our financial statements.

Additionally, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2009, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. At December 31, 2009, we had provisioned R$3,969 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us, excluding deposits that we have made with various courts relating to these proceedings.

At December 31, 2009, we had claims against us of R$12,926 million in tax proceedings, R$1,564 million in labor proceedings and R$4,225 million in civil proceedings with a risk of loss classified as “possible” and for which we had made no provisions. See note 26 to our audited consolidated financial statements included in this annual report.

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

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2009, we recorded provisions for doubtful accounts in the amount of R$1,312 million, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenue, our provision for doubtful accounts was 2.9% at December 31, 2009.

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

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

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

Improper use of our network could adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses.

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenues or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

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

On January 8, 2009, we completed the Brasil Telecom Transaction in which we acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart Participações S.A., or Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom. As a result of the completion of the Brasil Telecom Transaction, we control Brasil Telecom. For additional information about the Brasil Telecom Transaction, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.”

Integration of Brasil Telecom’s operations into our operations continues to be a complex, costly and time-consuming process. We may be unable to integrate successfully the personnel and operations of Brasil Telecom into our business. In addition, we may be unable to achieve the operational synergies or other cost savings and benefits that we had anticipated in the expected timeframe, or at all. Moreover, we may incur significant costs in connection with the integration of Brasil Telecom.

Risks and challenges that may impair our ability to achieve the anticipated benefits of the Brasil Telecom Transaction include the following:

•

we lack experience in integrating operations as substantial as the operations of Brasil Telecom. The integration of these operations into ours may require significant management of time and resources and may divert our management’s attention from our day-to-day business;

•

we may incur unexpected liabilities or contingencies related to taxes, labor, environmental regulation or other matters as a result of our acquisition of control of Brasil Telecom that could materially adversely affect our results of operations and financial condition;

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

•

extend fiber optic cables to the city of Manaus by December 31, 2010 and the city of Macapá within six months after the implementation of certain infrastructure connecting the cities of Tucuruí and Macapá by the power companies in this region;

•	expand our fiber optic network to 100 new municipalities in Regions I and II by December 31, 2010 and an additional 40 new municipalities in each of the succeeding five years; and

•	employ at least the aggregate number of employees that our subsidiaries Telemar and Brasil Telecom employed on February 1, 2008 until March 25, 2011.

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

•

we have agreed to maintain Internet Group do Brasil S.A., which we refer to as iG, and Telemar Internet Ltda., which we refer to as Oi Internet, our respective broadband internet access providers, as independent business units until CADE’s final decision on the Brasil Telecom Transaction is issued; and

•

we have agreed to maintain until CADE’s final decision on the Brasil Telecom Transaction is issued a free dial-up ISP in all municipalities in which Oi Internet, iG or iBest S.A., or iBest, provided dial-up ISP services free of charge on the date of the agreement.

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

Because our acquisition of control of Brasil Telecom was consummated in January 2009, the historical financial information included in this annual report with respect to our company at dates and for periods ended on or prior to December 31, 2008 does not include financial information regarding Brasil Telecom. Accordingly, the historical financial information included in this annual report at dates and for periods ended on or prior to December 31, 2008 may not reflect what our results of operations and financial condition would have been if this acquisition had occurred prior to December 31, 2008. The challenge inherent in integrating Brasil Telecom’s business into ours makes evaluating our future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operating and financial results of businesses such as our company. The term of Brazil’s current President, Luiz Inácio Lula da Silva, expires in January 2011, and under Brazilian law he is not permitted to run for another four-year term in the October 2010 elections. Uncertainty regarding the election of President Lula’s successor and speculation about the policies that may be implemented by the Brazilian federal or state governments could adversely affect our business, results of operations and financial condition.

The global economic downturn may adversely affect economic growth in Brazil or limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing global economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, particularly broadband services if the rate of computer sales in Brazil declines, which would adversely affect our results of operations.

As a result of the global economic downturn, our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The global economic downturn could have an impact on the lenders under our existing credit facilities, on our customers or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global economic downturn deepens further, it could have an adverse effect on the demand for our services and our ability to fund our planned growth.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. During 2009, the real appreciated by 25.5% against the U.S. dollar.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Japanese yen. As of December 31, 2009, R$4,824 million, or 16.6% of our financial indebtedness, was denominated in a foreign currency, excluding swap adjustments. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps in place for a portion of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge policy, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and (1.4)% in 2009. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services, such increases are linked to inflation indices, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2009, we had, among other debt obligations, R$6,317 million of loans and financing and debentures that were subject to the TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate, R$17,059 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado Depositário Interbancário), or CDI, rate, an interbank rate, R$3,760 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR, and R$1,015 million of loans and financing that were subject to Japanese Yen LIBOR.

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

Changes in Brazilian GAAP in connection with the process of convergence to International Financial Reporting Standards (IFRS) may adversely impact our results of operations.

The enactment of Law No. 11,638/07 and Law No. 11,941/09, which amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP, created conditions for the alignment between Brazilian GAAP and International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board. For more information about the principal changes introduced by Law No. 11,638/07 and Law No. 11,941/09 as they relate to our financial statements, see note 2 to our audited consolidated financial statements, which are included in this annual report.

The changes in Brazilian GAAP could have a significant effect on our reported results of operations, including effects on our net income and the measures that our creditors use to monitor our performance under our debt instruments. Any reduction in our net income, as measured under the revision introduced to Brazilian GAAP under these laws would have an adverse effect on our net income, and potentially, our ability to distribute dividends on our preferred and common shares. In addition, an adverse effect under the ratios contained in the covenants in our debt instruments as a result of the change in the way that our operating results are measured under the revision introduced to Brazilian GAAP could adversely affect our ability to comply with these covenants, to obtain financing to fund our growth plans or to refinance our indebtedness on terms satisfactory to us. We cannot currently measure the impacts arising from such changes.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the trading price of our preferred shares and ADSs and may restrict our access to international capital markets.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the Mexican peso and the real against the U.S. dollar, respectively. As a result, a number of these companies have suffered financial distress and have sought protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including our preferred shares and ADSs. Any of these factors could adversely affect the market price of our preferred shares and ADSs and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 16.6% of our indebtedness on a consolidated basis at December 31, 2009. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our class A preferred shares and ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of the preferred shares underlying our ADSs or holders who have exchanged our ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of our ADSs who have not been paid. Neither the custodian nor The Bank of New York Mellon, as depositary of our ADS program, or the depositary, will be required to invest the reais or be liable for any interest.

Risks Relating to Our Preferred Shares and ADSs

Holders of our preferred shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. The Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our preferred shares or our ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our preferred shares and ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporation Law and our by-laws, holders of our preferred shares and, consequently, our ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. See “Item 10. Additional Information—Voting Rights.”

Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All preferred shares underlying our ADSs are registered in the name of the depositary. ADS holders may exercise the limited voting rights with respect to our preferred shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If the depositary fails to receive timely voting instructions for all or part of our ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

In the limited circumstances in which holders of our ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of our ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of our ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

Holders of ADSs or preferred shares in the United States may not be entitled to the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in us may be diluted.

If holders of our ADSs exchange them for preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying our ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of our ADSs that exchange our ADSs for our preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than those of a public company in the United States or in certain other countries.

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from, and you will not be provided with the benefits of, some of the corporate governance requirements of The New York Stock Exchange, or the NYSE. We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE’s corporate governance rules, except that:

•	we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

•	we are required to disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards;

•

our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

•

we must submit an executed written affirmation annually to the NYSE. In addition, we must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

•	have a majority of the board be independent;

•	have a compensation committee or a nominating or corporate governance committee of our board of directors;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you will not be provided with the benefits of certain corporate governance requirements of the NYSE.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors, our executive officers and our independent registered public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,335 billion (US$1,341 billion) at December 31, 2009 and an average daily trading volume of R$4.6 billion (US$2.7 billion) for 2009. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$18.9 trillion at December 31, 2009 and the NYSE recorded an average daily trading volume of US$46 billion for 2009. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 55% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2009. The ten most widely traded stocks in terms of trading volume accounted for approximately 51% of all shares traded on the BM&FBOVESPA in 2009. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The recent imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and preferred shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. In November 2009, the Brazilian government also established that the rate of the IOF/Bonds Tax applicable to the transfer of shares with the specific purpose of enabling the issuance of ADSs would be 1.5% with the objective of correcting an asymmetry created by the imposition of the IOF/Exchange Tax.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and preferred shares on the NYSE and the BM&FBOVESPA.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are the largest telecommunications service provider in Brazil. We are the largest telecommunications provider in each of Region I and Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2009, based on information available from ANATEL and other publicly available information. We commenced offering mobile telecommunications services in Region III in October 2008. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies.

We operate under the brand name “Oi,” which we adopted in February 2007 as the sole brand for all of our services. Following our acquisition Brasil Telecom, we have used the “Oi” brand name for our services in Region II and have integrated Brasil Telecom’s marketing programs with ours. We began offering our pre-paid mobile plans in Region II in May 2009, our post-paid mobile plans in June 2009, and our fixed-line and broadband plans in the fourth quarter of 2009. We expect to commence offering our “Oi Conta Total” plans in Region II by the end of 2010.

According to IBGE:

•

Region I (which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil) had a population of approximately 100.8 million as of April 1, 2007, representing 54.8% of the total Brazilian population, and represented approximately 39.5% of Brazil’s total gross domestic product, or GDP, for 2007 (the most recent period for which such information is currently available).

•

Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) had a population of approximately 43.5 million as of April 1, 2007, representing 23.6% of the total Brazilian population, and represented approximately 26.8% of Brazil’s total GDP for 2007.

•

Region III (comprising the state of São Paulo) had a population of approximately 39.8 million as of April 1, 2007, representing 21.6% of the total Brazilian population, and represented approximately 33.9% of Brazil’s total GDP for 2007.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We believe we were one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2009. Based on our 13.6 million and 7.7 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2009, we were the principal fixed-line telecommunications service provider in Region I and Region II, with estimated market shares of 82.9% and 68.5%, respectively, of the total fixed lines in service in these regions as of December 31, 2009, based on information available from ANATEL.

We offer a variety of high-speed data transmission services. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2009, we had 4.2 million ADSL subscribers, representing 19.7% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil. For the year ended December 31, 2009, our highly mature fixed-line business segment generated R$36,131 million in gross operating revenue and recorded operating income of R$393 million.

Mobile Telecommunications Services

We offer mobile telecommunications services throughout Brazil. Based on our 23.6 million and 7.2 million mobile subscribers in Region I and Region II, respectively, as of December 31, 2009, we believe that we are one of the principal mobile telecommunications service providers in Region I and Region II, with an estimated market share of 27.8% and 16.0%, respectively, of the total number of mobile subscribers in these regions as of December 31, 2009, based on information available from ANATEL.

We commenced offering mobile telecommunications services in Region III in October 2008 and had 5.4 million mobile subscribers as of December 31, 2009 and an estimated market share of 12.0% of the total number of mobile subscribers in this region as of December 31, 2009, based on information available from ANATEL.

For the year ended December 31, 2009, our mobile services business generated R$12,688 million in gross operating revenue and recorded operating income of R$472 million.

Other Services

We operate a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela, and we operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2009, according to Ibope/NetRatings.

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

In September 2008, ANATEL authorized us to provide subscription television services throughout Brazil, using direct-to-home, or DTH, satellite technology. We commenced offering DTH subscription television services in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in October 2009 and in the States of Paraná and Santa Catarina in November 2009.

Our principal executive office is located at Rua Humberto de Campos, 425/8° andar, Leblon 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-1208.

Our History and Development

Prior to the formation in 1972 of Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country.

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

Entry into the Mobile Services Business

In November 2000, TNL established our subsidiary TNL PCS S.A., or Oi, to provide personal mobile services (Serviço Móvel Pessoal) in Region I. In March 2001, Oi was granted an authorization by ANATEL to provide personal mobile services in Region I utilizing Band D following Oi’s successful bid of approximately R$1.1 billion in an auction held for the authorization and the related radio frequency license. Oi commenced operations in June 2002.

Expansion of Data Transmission Network

Telemar, our wholly-owned subsidiary, acquired Pegasus Telecom S.A., or Pegasus, in December 2002. Prior to that time, we held preferred shares of Pegasus representing 24.4% of its share capital. In November 2005, Pegasus merged with and into Oi. Pegasus was a broadband data transmission services provider that primarily served corporate clients in major cities in Regions II and III. Because Pegasus’s fiber-optic network was 100% compatible with the technology used by our existing data network, this acquisition allowed us to provide fully integrated data transmission services to our corporate clients on a nationwide basis.

Investment in Infrastructure Joint Venture

At the time of the acquisition of Pegasus in December 2002, Pegasus owned 18.1% of the share capital of Companhia AIX de Participações S.A., or AIX. In December 2003, Pegasus acquired additional shares of AIX for R$93.1 million, increasing its interest in the share capital of AIX to 50%. AIX provides infrastructure services to Telemar and is engaged in the construction of ductwork for the installation of fiber optic cables along highways in the State of São Paulo. Under Brazilian GAAP, we proportionally consolidate the results of AIX in our consolidated financial statements.

Entry into the ISP business

In February 2005, Oi Internet, an ISP and a wholly-owned subsidiary of Telemar, commenced its ISP operations under the brand name “Oi Internet.”

Entry into the Subscription Television Business

In July 2006, Oi acquired all of the share capital of WAY TV through an auction process on the BOVESPA for an aggregate purchase price of R$132 million. However, at that time the purchase price and the shares of WAY TV were deposited in escrow pending ANATEL’s approval of this acquisition. In November 2007, ANATEL authorized our acquisition of WAY TV and the amounts deposited in escrow and the shares of WAY TV were released.

WAY TV provides subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the state of Minas Gerais. WAY TV uses a hybrid network of fiber optic and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others. Our acquisition of WAY TV was part of our strategy to offer complete and converging solutions to our customers.

Acquisition of Mobile Payment Business

In December 2007, Oi purchased all of the outstanding shares of Paggo Empreendimentos S.A., or Paggo, for an aggregate purchase price of R$75 million, which we paid in February 2008. Paggo is a holding company that owns all of the share capital of Paggo Acquirer Gestão de Meios de Pagamentos Ltda. and Paggo Administradora de Crédito Ltda., which together operate the Paggo System of Credits and Payments, or the Paggo System. The Paggo System permits the use of mobile phones to pay for goods and services, providing a new range of services to complement regular mobile telecommunications services. The acquisition of this system is consistent with our strategy to extend the portfolio of services we offer to our customers.

Acquisition of Amazônia Celular

In April 2008, our subsidiary Telemar purchased 1,292,679 common shares and 3,715 preferred shares of Tele Norte Celular Participações S.A., or TNCP, representing 51.9% of the common shares, 0.1% of the preferred shares and 19.3% of the total shares issued by TNCP, for an aggregate purchase price of R$129 million. At the time of this acquisition, TNCP was the controlling shareholder of Amazônia Celular, a mobile services provider in Area 8 of Region I, consisting of the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão. In addition, Telemar purchased certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling No. 319/1999, for an aggregate purchase price of R$23 million.

Voluntary Tender Offers

On August 19, 2008, our subsidiary Telemar acquired 3,951,923 preferred shares of TNCP, representing 93.9% of the outstanding preferred shares of TNCP and 59.0% of the outstanding share capital of TNCP, for an aggregate purchase price of R$130 million, as a result of a voluntary tender offer we conducted for any and all outstanding preferred shares of TNCP.

Under the rules of the CVM, because Telemar acquired more than two-thirds of the preferred shares of TNCP held by public shareholders, any holder of TNCP preferred shares was permitted to exercise a shareholder put right for the three-month period immediately following the date of the auction for the TNCP preferred shares. As a result of the exercise of these shareholder put rights, we acquired an additional 191,666 preferred shares of TNCP for an aggregate purchase price of R$7 million.

On October 23, 2008, Telemar acquired 921,014 preferred shares of Amazônia Celular, representing 25.5% of the outstanding preferred shares of Amazônia Celular and 15.6% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$35 million, as a result of a voluntary tender offer we conducted for any and all outstanding preferred shares of Amazônia Celular.

Under the rules of the CVM, because Telemar acquired more than two-thirds of the preferred shares of Amazônia Celular held by public shareholders, any holder of Amazônia Celular preferred shares was permitted to exercise a shareholder put right for the three-month period immediately following the date of the auction for the Amazônia Celular preferred shares. As a result of the exercise of these shareholder put rights, Telemar acquired an additional 50,777 preferred shares of Amazônia Celular for an aggregate purchase price of R$2 million.

Mandatory Tender Offers

Under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, Telemar was required to offer to purchase any and all common shares of TNCP held by public shareholders and any and all common shares of Amazônia Celular held by public shareholders as a result of our acquisition of control over TNCP and Amazônia Celular.

On January 16, 2009 Telemar acquired (1) 1,175,018 common shares of TNCP, representing 47.1% of the outstanding common shares of TNCP and 17.5% of the outstanding share capital of TNCP, for an aggregate purchase price of R$103 million, and (2) 80,868 common shares of Amazônia Celular, representing 3.6% of the outstanding common shares of Amazônia Celular and 1.4% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$11 million, as a result of mandatory tender offers Telemar conducted for any and all outstanding common shares of TNCP and Amazônia Celular.

Following the acquisitions made through these tender offers, Telemar owned an aggregate of 98.7% of the outstanding share capital of TNCP, including 99.0% of the outstanding common shares of TNCP. Through this ownership interest in TNCP, together with other shares of Amazônia Celular that Telemar directly acquired in the voluntary tender offers and the mandatory tender offers, Telemar owned an aggregate of 92.8% of the outstanding share capital of Amazônia Celular, including 93.3% of the outstanding common shares of Amazônia Celular.

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

Acquisition of Brasil Telecom

On April 25, 2008, Credit Suisse as agent on behalf of Telemar, acting as principal, and each of the shareholders of Invitel entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and certain shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom.

Open Market Purchases of Preferred Shares of Brasil Telecom Holding and Brasil Telecom

Between April 25, 2008 and June 17, 2008, we acquired (1) 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, for an aggregate purchase price of R$1,425 million in transactions conducted over the BM&FBOVESPA, and (2) 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, for an aggregate purchase price of R$898 million in transactions conducted over the BM&FBOVESPA.

Tender Offers for Preferred Shares of Brasil Telecom Holding and Brasil Telecom

On July 22, 2008, we acquired (1) 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$635 million, and (2) 13,366,365 preferred shares of Brasil Telecom, representing 4.5% of the outstanding preferred shares of Brasil Telecom and 2.4% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$313 million, as a result of a voluntary tender offers that we conducted for up to 20,826,442 preferred shares of Brasil Telecom Holding and up to 13,366,365 preferred shares of Brasil Telecom.

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

Following this acquisition, we owned an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. In addition to the 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom that Brasil Telecom Holding owned directly, we owned 19.8% of the outstanding preferred shares, representing 10.7% of the outstanding share capital, of Brasil Telecom.

Regulatory Approvals

CADE. Under Brazilian antitrust regulations, the Brasil Telecom Transaction is first analyzed by ANATEL to assess the effects on competition of our acquisition of control of Brasil Telecom, following which it will be submitted to CADE for final approval. As of the date of this annual report, ANATEL had not yet submitted its findings to CADE. Brazilian law permitted us to consummate this transaction prior to receiving the final approval from CADE. ANATEL and CADE will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

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

On June 23, 2009, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, as a result of mandatory tender offers we conducted for any and all outstanding common shares of Brasil Telecom Holding and Brasil Telecom.

Merger of Copart 1 into Brasil Telecom Holding

On July 31, 2009, (1) Invitel merged with and into Solpart, with Solpart as the surviving company, (2) Solpart merged with and into Copart 1 Participações S.A., or Copart 1, an indirect wholly owned subsidiary of Telemar, with Copart 1 as the surviving company, and (3) Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company. As a result of these mergers, Coari Participações S.A., or Coari, a wholly owned subsidiary of Telemar, owned 54.7% of the outstanding share capital, including 91.7% of the outstanding voting share capital, of Brasil Telecom Holding.

Merger of Copart 2 into Brasil Telecom

On July 31, 2009, Copart 2 Participações S.A., or Copart 2, an indirect wholly owned subsidiary of Telemar, merged with and into Brasil Telecom, with Brasil Telecom as the surviving company. As a result of this transaction, Coari owned 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of Brasil Telecom and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. In the Brasil Telecom merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding (including preferred shares of Brasil Telecom Holding represented by the Brasil Telecom Holding ADSs) was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom;

•

holders of ADSs of Brasil Telecom Holding (each representing five preferred shares of Brasil Telecom), or Brasil Telecom Holding ADSs, were entitled to receive 0.860033 Common ADSs of Brasil Telecom and 1.516028 Preferred ADSs of Brasil Telecom for each Brasil Telecom Holding ADS they held; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and, as of June 28, 2010, we indirectly control 49.3% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of June 28, 2010. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of iG owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

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

In addition, we have authorizations to provide fixed-line local telecommunications services in Region III.

Region I consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 39.5% of Brazil’s GDP in 2007. The population of Region I was 100.8 million as of April 1, 2007, which represented 54.8% of the total population of Brazil as of that date. In 2007, per capita income in Region I was approximately R$9,374, varying from R$4,662 in the State of Piauí to R$19,245 in the State of Rio de Janeiro.

Region II consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 26.8% of Brazil’s GDP in 2007. The population of Region II was 43.5 million as of April 1, 2007, which represented 23.6% of the total population of Brazil as of that date. In 2007, per capita income in Region II was approximately R$15,787, varying from R$8,789 in the State of Acre to R$40,696 in the Federal District of Brazil.

Region III consists of the State of São Paulo. Region III covers an area of approximately 200,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 33.9% of Brazil’s GDP in 2007. The population of Region III was 39.8 million as of April 1, 2007, which represented 21.6% of the total population of Brazil as of that date. In 2007, per capita income in Region III was approximately R$22,667.

The following table sets forth key economic data, compiled by IBGE, for the Federal District of Brazil and each of the Brazilian states.

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2007)	GDP per Capita (in reais) (2007)
Region I:
Rio de Janeiro	15.4	352.9	11.2	19,245
Minas Gerais	19.3	32.9	9.1	12,519
Bahia	14.1	24.9	4.1	7,787
Pernambuco	8.5	86.3	2.3	7,337
Pará	7.1	5.7	1.9	7,007
Amazonas	3.2	2.1	1.6	13,043
Espírito Santo	3.4	72.7	2.3	18,003
Ceará	8.2	55.0	1.9	6,149
Paraíba	3.6	64.5	0.8	6,097
Rio Grande do Norte	3.0	57.1	0.9	7,607
Maranhão	6.1	18.4	1.2	5,165
Sergipe	1.9	88.5	0.6	8,712
Alagoas	3.0	109.4	0.7	5,858
Piauí	3.0	12.1	0.5	4,662
Amapá	0.6	4.1	0.2	10,254
Roraima	0.4	1.8	0.2	10,534

Subtotal	100.8		39.5

Region II:
Rio Grande do Sul	10.6	37.6	6.6	16,689
Paraná	10.3	51.6	6.1	15,711
Santa Catarina	5.9	61.5	3.9	17,834
Goiás	5.6	16.6	2.5	11,547
Mato Grosso	2.9	3.2	1.6	14,954
Federal District	2.5	423.3	3.8	40,696
Mato Grosso do Sul	2.3	6.3	1.1	12,411
Rondônia	1.5	6.1	0.6	10,320
Tocantins	1.2	4.5	0.4	8,921
Acre	0.7	4.3	0.2	8,789

Subtotal	43.5		26.8
Region III (State of São Paulo)	39.8	160.5	33.9	22,667

Total	184.0		100.0

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

•

domestic long-distance services and international long-distance services primarily from Regions I and II, placed through fixed-line and mobile telephones using our long-distance carrier selection codes, which are represented by the numbers 31 and 14;

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

•	traffic transportation services;

•	public telephone services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services;

•	the operation of the iG internet portal; and

•	subscription television services, including cable and DTH televisions services.

Local Fixed-Line Services

As of December 31, 2009, we had approximately 13.6 million local fixed-line customers in Region I and approximately 7.7 million local fixed-line customers in Region II. Although we continue to assess our strategic plans with regard to providing such services in Region III, we do not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required.

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2009, 33.0% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2009, 67.0% of our fixed-line customers subscribed to alternative plans.

We offer (1) bundled plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we market under the brand name “Oi Conta Total”; (2) voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections; (3) voice only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones; and (4) budget plans which permit subscribers to purchase a fixed number of local minutes, either on a pre-paid basis or a monthly basis, but restrict local calls after the purchased minutes have been consumed and require the purchase of a pre-paid card to make long-distance calls or calls to mobile handsets, such as our “Oi Fixo Controle” and our “Oi Fixo Economia” plans.

Local fixed-line services also include in-dialing services (direct transmission of external calls to extensions) for corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the customer’s telephone system.

Long-Distance Services

For each long-distance call, whether originated from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier’s long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated. Our domestic and international long-distance services consist primarily of calls originated in Region I and Region II.

Fixed Line-to-Fixed Line

Calls from one local area to another local area are domestic long-distance calls, other than calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. Calls between locations in Brazil and locations outside Brazil are international long-distance calls.

We provide domestic long-distance services for calls originating from Region I and Region II through interconnection agreements, mainly with Telesp in Region III, that permit us to interconnect directly with its local fixed-line networks. We provide international long-distance services originating from Region I and Region II through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 21 (Rio de Janeiro)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code (27)), is referred to as an intrasectoral mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code (11)), is referred to as an intersectoral mobile call. Different rates apply to intrasectoral and intersectoral mobile calls.

We provide mobile long-distance services originating from Region I and Region II through interconnection agreements with Telesp in Region III and each of the other principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunications service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunications Services

As of December 31, 2009, we had approximately 23.6 million subscribers located in 1,332 municipalities in Region I, 7.2 million subscribers located in 1,120 municipalities in Region II and 5.4 million subscribers located in 308 municipalities in Region III. As of December 31, 2009, based on the total number of subscribers as of that date, we had a 27.8% share of the mobile services market in Region I, a 16.0% share of the mobile services market in Region II and a 12.0% share of the mobile services market in Region III, based on information available from ANATEL. As of December 31, 2009, 85.0% of our customers subscribed to pre-paid plans and 15.0% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available or through the purchase of additional credits over the phone which can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation.

We market “Oi Ligador” subscriptions to our pre-paid customers in all of our service regions which allow these customers to receive bonus minutes with each purchase of additional credits. We charge a nominal subscription fee to enroll a customer in the “Oi Ligador” program and provide bonus minutes to these customers that may be used for (1) local calls to our fixed-line or mobile subscribers or (2) long-distance calls to our fixed-line subscribers.

We sell pre-paid cards in Region I and Region II that contain a feature called “Oi Cartão Total.” “Oi Cartão Total” is a service that integrates mobile, fixed-line and public telephone services through a single card. Particularly focused on our pre-paid customers and on public telephone users, the “Oi Cartão Total” allows these customers to use their available credits to make any type of call from mobile, fixed-line or public telephones. We believe that “Oi Cartão Total” represents a significant step towards the convergence of our telecommunications services and satisfies the needs of a common profile of our pre-paid customers who use a mobile phone to receive calls and public telephones to make calls. We have made aggressive service offerings in order to promote and stimulate the use of the “Oi Cartão Total,” including bonus minutes for calls made by our pre-paid customers.

We sell pre-paid cards in minimum denominations of R$1.00 and permit our pre-paid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. We regularly launch various packages designed to incentivize the purchase and use of credits by our pre-paid customers.

In connection with our strategy of selling pre-paid service packages, we continue to develop new sales channels in order to increase market penetration and reduce sales costs, including selling SIM cards in small retail shops (newsstands, drugstores and supermarkets, among others). Since 2006, we have pursued a strategy under which we do not subsidize the purchase of mobile handsets in connection with our acquisition and retention of pre-paid customers in the retail consumer segment.

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

Under our authorizations to provide personal mobile services, we are required to offer basic post-paid mobile plans that include activation charges, monthly subscription rates and charges for local calls. As of December 31, 2009, less than 1.0% of our mobile customers subscribed to our basic post-paid plans. In addition to the basic plans, we offer a variety of alternative post-paid plans that are that are designed to meet our customers’ usage profiles.

We offer (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers; (2) family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals; (3) budget plans which permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed other than calls made using a pre-paid card; and (4) 3G plans providing data transmission at speeds from 300 Kbps to 1 megabyte per second (Mbps).

Roaming

We have roaming agreements with Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing our customers with automatic access to roaming services when traveling in areas of Brazil outside our coverage area in which mobile telecommunications services are available on the GSM standard.

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

3G Broadband Services

In 2007, Oi and Brasil Telecom Mobile were granted authorizations and the related frequency licenses by ANATEL to offer 3G mobile services in their respective service areas. The deployment of our 3G networks allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2009, we had launched 3G services in a total of 105 municipalities, including the 25 state capitals in Regions I and II and the Federal District. As of December 31, 2009, we had approximately 470,000 3G mobile broadband customers.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2009, we offered broadband services in 1,378 municipalities in Region I and 1,586 municipalities in Region II. As of December 31, 2009, we had 4.2 million ADSL customers.

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

Our networks support ADSL2+. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including internet protocol television, which we refer to as IP TV, a television service that is based on broadband internet access.

We charge monthly fees to our broadband users that choose Oi Internet, iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose Oi Internet, iBest or iG as their ISP for dial-up internet access. As of December 31, 2009, Oi Internet had 0.7 million registered dial-up users and iBest and iG had an aggregate of approximately 1.2 million registered dial-up users.

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

We provide these data transmission services using our service network platforms in Regions I and II and our nationwide fiber optic cable network and microwave links.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunications services packages to our customers.

In addition, we provide services at our six cyber data center services located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting, collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

We also own and operate a submarine fiber optic network, which connects Brazil with the United States, Bermuda and Venezuela. Through this network, we offer international data transportation services, primarily leased lines to other telecommunications services providers.

Network Usage Services (Interconnection Service)

All telecommunications services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

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

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our local fixed-line, mobile or long-distance networks, or (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance networks.

In addition, we charge network usage fees to long-distance service providers and operators of trunking services that connect switching stations to our local fixed-line networks.

Use of Our Long-Distance Networks

We are authorized to charge for the use of our long-distance network on a per-minute basis for all calls that travel through a portion of our long-distance networks for which the caller has not selected us as the long-distance provider. Conversely, other long-distance service providers charge us interconnection fees on a per-minute basis for all calls that travel through a portion of their long-distance networks for which the caller has selected us as the long-distance provider.

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

We also offer international telecommunications service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig Telecomunicações Ltda., or Intelig. We charge international telecommunications service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Public Telephone Services

We own and operate public telephones throughout Region I and Region II. As of December 31, 2009, we had approximately 851,500 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable.”

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

iG Internet Portal

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2009 according to Ibope/NetRatings. In 2009, iG was visited by 22.2 million users on a monthly basis, and as of December 31, 2009, iG had approximately 2.0 million registered subscribers and hosted 5.2 million e-mail accounts. iG offers high quality content to the internet users that visit iG´s website, as well as a large and diversified portfolio of products and services. We are in the process of repositioning the iG brand to promote the launch of content channels covering the economy, women’s topics, entertainment, education, news, celebrities and sports, among others. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

Subscription Television Services

We offer subscription television services and broadband internet access under our “Oi TV” brand using DTH technology in the States of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina and using a hybrid network of fiber optic and bidirectional coaxial cable in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais.

We commenced offering DTH subscription television services to the low-income residential market in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in October 2009 and in the States of Paraná and Santa Catarina in November 2009. We expect to launch our DTH service in the remaining states of Region I and Region II during 2010.

We provide subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using a coaxial cable network that allows us to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

We offer basic subscription packages for our “Oi TV” services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “— Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Rate Regulation,” “—Regulation of Mobile Services—Personal Mobile Services Rate Regulation,” “— Interconnection Regulations,” and “—Regulation of Data Transmission and Internet Services.”

Many of the services we provide charge on a per-minute basis. For these services, we charge for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2009, 33.0% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. The monthly subscription fee for the Basic Plan per Minute includes the use of 200 local minutes per month by residential customers and 150 local minutes per month by commercial customers and trunk line customers. The monthly subscription fee for the Mandatory Alternative Service Plan includes the use of 400 local minutes per month by residential customers and 360 local minutes per month by commercial customers and trunk line customers. We deduct only two local minutes from a Basic Plan per Minute customer’s monthly allotment and four minutes from a Mandatory Alternative Service Plan customer’s monthly allotment for each local call made, regardless of the duration of the call, during off-peak hours. If the minute limits are exceeded, customers will incur additional metered-minute charges, the prices of which vary depending on whether the customer is a Basic Plan per Minute subscriber or a Mandatory Alternative Service Plan subscriber. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2009, 67.0% of our fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, the new concession agreements of Telemar and Brasil Telecom established a per-minute billing system for local fixed-line telecommunications services, which Telemar and Brasil Telecom implemented by July 2007. In localities (localidades), which are governmental administrative units into which municipalities are divided, where Telemar and Brasil Telecom have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities, we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates Telemar may charge by an average of 1.83% as of July 20, 2007, 2.76% as of July 24, 2008 and 0.98% as of September 11, 2009. ANATEL increased the rates Brasil Telecom may charge by an average of 2.14% as of July 20, 2007, 3.01% as of July 24, 2008 and 0.98% as of September 14, 2009. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under Telemar’s Basic Plan per Minute and Brasil Telecom’s Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2007	2008	2009
	(in reais)
Telemar:
Basic Plan per Minute (residential)	27.78	28.54	28.81
Basic Plan per Minute (commercial)	46.56	47.84	48.30
Basic Plan per Minute (trunk lines)	46.56	47.84	48.30

Brasil Telecom:
Basic Plan per Minute (residential)	27.86	28.69	28.97
Basic Plan per Minute (commercial)	41.23	42.48	42.89
Basic Plan per Minute (trunk lines)	40.85	42.09	42.50

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Local Fixed Line-to-Mobile Rates

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. VC1 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC1 rates that we are permitted to charge. ANATEL authorized Telemar to increase its VC1 rates by an average of 2.88% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL authorized Brasil Telecom to increase its VC1 rates by an average of 3.34% as of July 20, 2007, 3.03% as of July 24, 2008 and 0.98% as of February 9, 2010. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute VC1 rates that Telemar and Brasil Telecom were permitted to charge for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2007	2008	2009
	(in reais)
Telemar	0.49	0.51	0.51
Brasil Telecom	0.50	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed Line

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates we are permitted to charge. ANATEL increased the rates that Telemar may charge by an average of 1.83% as of July 20, 2007, 2.76% as of July 24, 2008 and 0.98% as of September 11, 2009. ANATEL increased the rates that Brasil Telecom may charge by an average of 2.14% as of July 20, 2007, 3.01% as of July 24, 2008 and 0.98% as of September 14, 2009. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates that Telemar and Brasil Telecom were permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2007	2008	2009
	(in reais)
Telemar:
0 to 50 km	0.23	0.20	0.20
50 to 100 km	0.31	0.32	0.32
100 to 300 km	0.33	0.37	0.37
Over 300 km	0.38	0.41	0.41

Brasil Telecom:
0 to 50 km	0.24	0.24	0.24
50 to 100 km	0.33	0.35	0.35
100 to 300 km	0.35	0.36	0.36
Over 300 km	0.36	0.37	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectoral long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectoral long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized Telemar to increase its VC2 and VC3 rates by an average of 2.88% as of July 20, 2007 and 2.76% as of July 24, 2008. ANATEL authorized Brasil Telecom to increase its VC2 and VC3 rates by an average of 3.29% as of July 18, 2007, 3.01% as of July 23, 2008 and 0.98% as of February 9, 2010.

The following table sets forth the average per-minute rates that Telemar and Brasil Telecom were permitted to charge for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2007	2008	2009
	(in reais)
Telemar:
VC2	1.06	1.09	1.09
VC3	1.20	1.24	1.24

Brasil Telecom:
VC2	1.08	1.11	1.11
VC3	1.23	1.26	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Under ANATEL regulations, Oi and Brasil Telecom Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2009, less than 1% of our mobile customers subscribed to our basic post-paid plans and less than 1% of our mobile customers subscribed to our basic pre-paid plans.

Under the basic post-paid service plan, customers pay monthly subscription charges (which include a specified number of usage minutes) and pay fees based on usage of excess minutes that were not included in the monthly subscription charge. Under the basic pre-paid service plan, customers pay a one-time activation charge as well as charges for the minutes that they use. The rates for the applicable services under these plans (e.g., activation charges, monthly subscription charges, charges for local and long-distance calls and roaming charges) were approved by ANATEL at the time that the plans were authorized.

We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2009, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 3.17% in 2007, 6.56% in 2008 and 2.06% in 2009.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use our local fixed-line networks to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of one of our networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunications service provider.

Since January 1, 2007, the TU-RL rates of Telemar and Brasil Telecom have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Telemar’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.028 per minute, and Brasil Telecom’s TU-RL rate during peak hours is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Since January 1, 2007, the TU-RIU rates of Telemar and Brasil Telecom have been equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “—Domestic Long-Distance Rates—Fixed Line-To-Fixed Line.” As of the date of this annual report, Telemar’s TU-RIU rate during peak hours is R$0.13 per minute, and Brasil Telecom’s TU-RIU rate during peak hours is R$0.12 per minute.

The following table sets forth the average per-minute rates Telemar and Brasil Telecom charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2007	2008	2009
	(in reais)
Telemar:
TU-RL	0.027	0.028	0.028
TU-RIU	0.079	0.083	0.086

Brasil Telecom:
TU-RL	0.030	0.031	0.031
TU-RIU	0.083	0.087	0.088

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge at that time based on the provisional VU-M rates.

We and the other mobile services providers generally negotiate provisional agreements each year to establish rate increases for the VU-M charged by the mobile services providers.

In March 2006, a provisional agreement among the incumbent fixed-line service providers (i.e., Telemar, Brasil Telecom and Telesp) and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that increased the VU-M rate for calls terminated on a mobile services provider’s network by 4.5% over the previously existing VU-M rate.

In July 2007, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC and Sercomtel, and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that provided for an annual increase of the VU-M rates of 1.97143% for calls terminated in Region I, and an annual increase of the VU-M rates of 2.25356% for calls terminated in Region II or Region III.

In July 2008, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC and Sercomtel, and the mobile services providers, including Oi and Brasil Telecom Mobile, was submitted to ANATEL that established an average increase in the VU-M rates of 2%, and provided that the VU-M rates would be increased by an amount equal to 68.5% multiplied by the percentage increase in VC1 approved by ANATEL in 2008. No provisional agreement with respect to the VU-M rates was entered into in 2009.

Under the rules established for the auctions of 3G spectrum in December 2007, all mobile services providers were required to establish uniform VU-M rate schedules that would apply in all states of each service region no later than October 30, 2009. This requirement did not affect Oi or Brasil Telecom Mobile because these companies had already established uniform VU-M rates in each of their service regions. As of October 30, 2009, none of the other mobile services providers had established uniform VU-M rate schedules and we commenced arbitration proceedings before ANATEL with respect to the VU-M rates charged by our competitors. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean V-UM previously charged by that mobile services provider in the applicable service region.

The following table sets forth the average per-minute VU-M rates that Oi and Brasil Telecom Mobile charged during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2007	2008	2009
	(in reais)
Oi	0.40	0.41	0.41
Brasil Telecom Mobile	0.41	0.42	0.41

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. We are allowed to increase these rates on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

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

DTH Services Rates

DTH services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer DTH subscriptions at prices that vary depending on the content of the subscription package. We offer basic subscription packages for our “Oi TV” services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing

In 2009, we incurred R$631 million in marketing expenses, primarily to:

•	introduce the “Oi” brand in Region II and introduce Oi brands and services in the State of São Paulo;

•

launch new services, including (1) “Oi TV,” (2) “Oi Controle” for mobile customers seeking a fixed monthly rate for a fixed number of minutes in order to limit costs, (3) “Oi Fixo Controle” and “Oi Fixo Economia” for fixed-line services directed towards low-income customers, and (4) a new portfolio of “Oi Velox” high-speed services;

•	promote our mobile telecommunications services through specific marketing campaigns targeting certain market segments, such as post-paid high-value residential customers and corporate customers; and

•	maintain a strong base of fixed-lines in service.

In April 2009, we began the integrating the portfolios of Telemar with those of Brasil Telecom. We began offering our “Oi Ligador” program to pre-paid customers in Region II in May 2009, began offering our full portfolio of mobile service plans in Region II in July 2009 and began offering our Oi Fixo fixed-line plans and Oi Velox broadband services in the fourth quarter of 2009. We have promoted the Oi brands through commercial strategies that promote freedom of choice, such as campaigns to unblock mobile phones and financial penalty-free plans.

Throughout 2009, we continued to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. We also continued to reinforce our strategy of selling SIM cards individually, separate from mobile handsets, to acquire new pre-paid customers and retain existing ones. Beginning in February 2008, ANATEL regulations have required mobile services providers to unblock the mobile handsets of their customers, permitting mobile users to choose a different service provider than the handset supplier, and in February 2010, ANATEL adopted regulations prohibiting the sale of blocked mobile devices. The unblocking of mobile handsets has favored our strategy of selling SIM cards on a stand-alone basis. During 2009, sales of unblocked mobile phones by retail stores increased and we maintained 89 permanent locations in Region I, 40 permanent locations in Region II and 96 permanent locations in Region III to unblock competitors’ mobile phones.

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

We target our marketing efforts to three separate segments of the telecommunications services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Retail Customers

We market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services and dial-up internet access to retail customers. The retail marketing segment generated approximately 33% of our net operating revenues in 2009. Our principal distribution channels in the retail segment in 2009 were:

•

telemarketing, which accounted for approximately 45% of our sales of fixed-line plans and 56% of our sales of broadband service subscriptions in 2009. Our telemarketing sales channel consists of approximately 2,000 sales representatives that answer more than 3 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•

40 exclusive agents with 1,500 salespeople trained to sell our services door-to-door in Region I and Region II in places where customers generally are not reachable by telemarketing. This channel accounted for approximately 42% of our sales of fixed-line plans in 2009.

•	approximately 2,000 retail stores through which we primarily sell SIM cards and pre-paid mobile cards. This channel accounted for approximately 40% of our sales of SIM cards in 2009.

•

approximately 250,000 drug stores, supermarkets, newsstands and similar outlets through which we primarily sell SIM cards and pre-paid mobile cards. This channel accounted for approximately 50% of our sales of SIM cards in 2009.

High-Value Residential Customers and Medium and Small Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services and long-distance services to high-value residential customers and medium and small commercial customers. This marketing segment generated approximately 20% of our net operating revenues in 2009. Our principal distribution channels in this marketing segment in 2009 were:

•	our telemarketing channel described above, which accounted for approximately 62% of our sales of fixed-line plans and 50.0% of our sales of broadband service subscriptions in 2009.

•

1,216 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil that are focused on sales of higher value-added services (post-paid mobile plans and broadband services). This channel accounted for approximately 2.5% of our sales of post-paid mobile plans in 2009.

•	direct sales campaigns in facilities of large companies and organizations.

•

470 multi-brand mobile services stores through which we primarily sell post-paid mobile plans and SIM cards. This channel accounted for approximately 15.0% of our sales of post-paid mobile plans in 2009.

•	a network comprised of approximately 417 non-exclusive commissioned sales agents dedicated mainly to marketing to small- and medium-sized commercial customers.

Large Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services and commercial data transmission services to large commercial customers. This marketing segment generated approximately 14% of our net operating revenues in 2009. Our principal distribution channel in this marketing segment in 2009 was our direct sales force.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our networks that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for use of our networks. Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2009, 50.9% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 25.4% were outstanding for more than 90 days.

ANATEL regulations permit us to restrict outgoing calls made by a fixed-line customer when the customer’s account is more than 31 days past due, restrict incoming calls received by a fixed-line customer when the customer’s account is more than 61 days past due, and disconnect a fixed-line customer when the customer’s account is more than 91 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed-line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection systems enable us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “— Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges.

Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2009, 64.6% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 36.7% were outstanding for more than 90 days.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 75 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection systems enable us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our networks are comprised of physical and logical infrastructures through which we provide fully integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. As part of the integration of Brasil Telecom’s operations into the operations of Telemar, Brasil Telecom consolidated its network operations center with Telemar’s network operations center in Rio de Janeiro in July 2009. Network operating and configuration platforms, located at the network operations centers, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Fixed-Line Network

Our fixed-line networks include networks of access lines connecting customers to digital exchanges, digital exchanges, trunk lines connecting digital exchanges and long-distance transmission equipment. As of December 31, 2009, our access network served approximately 13.6 million fixed-line subscribers and approximately 2.2 million ADSL subscribers in Region I, and approximately 7.7 million fixed-line subscribers and approximately 1.9 million ADSL subscribers in Region II. As of December 31, 2009, we provided ADSL services in more than 2,800 municipalities.

In 2009, we provided fixed-line services at 773 new localities, 504 of which were provided with group access (public telephone services) and 269 of which were provided with individual access (residential telephone service), and we visited more than 7,000 localities to confirm data on our record of localities. As of December 31, 2009, we offered fixed-line services, either with individual or group access, in approximately 33,400 localities.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2007	2008	2009
Region I:
Installed access lines (in millions)	16.5	17.7	17.8
Access lines in service (in millions)	14.2	13.9	13.6
Public telephones in service (in thousands)	583.8	576.9	573.6
Broadband access lines in service (in millions)	1.5	2.0	2.2

Region II:
Installed access lines (in millions)	10.8	10.4	10.4
Access lines in service (in millions)	8.0	8.1	7.7
Public telephones in service (in thousands)	281.8	277.9	277.9
Broadband access lines in service (in millions)	1.6	1.8	1.9

Our fixed-line networks are fully digitalized. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including pre-paid and toll-free services. Our long-distance networks consist of fiber-optic cable networks and microwave links that we use to provide long-distance services within Regions I and II. We have extended long-distance fiber optic networks that connect the state capitals in Region I, other than Manaus, Boa Vista, and Macapá (located in the States of Amazonas, Roraima and Amapá, respectively), the state capitals in Region II and the Federal District. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Manaus, Boa Vista, and Macapá are served by our satellite network. Our long-distance networks are modern, have an infrastructure prepared to support a capacity of 400 Gbps and are equipped with an automatic control system that provides for a high level of availability and flexibility for configuration and provisioning. Our transmission infrastructure has the capacity to accommodate our customers’ demand for long-distance, internet and data transmission services and other telecommunications service providers’ demand for transmission facilities.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2009, our satellite network covered approximately 3,000 localities in 16 states and provided voice and data services to approximately 4.5 million persons and approximately 650,000 terminals.

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

We lease transponders from:

•	Hispamar with 754 MHz of capacity in the C band on the Amazonas I satellite to provide voice and data services through 315 remote switches covering 200 municipalities;

•	Hispamar with 83 Mhz of capacity in the Ku band on the Amazonas I satellite to provide voice and data services to approximately 2,680 localities;

•	Intelsat Satellite with 206 MHz of capacity in the C band on the IA-8 satellite to provide voice and data services between five existing gateway switches;

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

In 2005, we started to operate a satellite platform operating in the Ku band that is comprised of a satellite transport solution with Digital Video Broadcast—Return Channel Satellite technology and a control solution through Next Generation Networking.

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

As of December 31, 2009, our mobile network, consisting of 11,357 active radio base stations, covered 1,330 municipalities in Region I, or 85.3% of the urban population in Region I, 1,120 municipalities in Region II, or 93.0% of the urban population in Region II and 316 municipalities in Region III, or 92.3% of the urban population in Region III.

With the acquisition of new radio frequencies and the authorization to provide 3G services in Region I, Region II and Region III, we started the implementation process for our new 3G networks, and provided these services throughout Brazil as of December 31, 2009. As of December 31, 2009, we had approximately 480,000 3G customers. Our 3G projects are designed to provide the necessary capacity for up to 660,000 customers and include the installation of 4,565 active radio base stations, Node-Bs and systems provided by Huawei, Nokia and Ericsson. These projects also involve the connection of 29 3G control units and the expansion of our data transmission networks.

Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

We use ADSL as a broadband access technology using our existing fixed-line networks with speeds of up to 8 Mbps (download) and 512 Kbps (upload). We have updated our DSLAMs/Ethernet technology to support ADSL2+ technologies, allowing us to offer higher speed services. We have implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

We have deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet, in several major metropolitan areas. We are currently expanding our Metro Ethernet network to other cities due to new customer demand. As a result of the implementation of this technology, we are now able to provide IP TV, a television service that is based on broadband internet access. We have also deployed optical fiber networks based on GPON technology together with VDSL2 to provide fiber to the building.

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

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, networks, with their fully integrated management systems, provide:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 34 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL2+ platforms.

These features allow our integrated ATM networks to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

DTH Network

We provide our DTH services through a satellite uplink located in Lima, Peru which receives, encodes, compresses and transmits the television signals to satellite transponders. We lease these facilities and license the related technology from Telefonica.

We lease transponders for the delivery of the television signals to our subscribers from Telefonica. We have leased 180 Mhz of capacity in the Ku band on the Amazonas I satellite and 36 Mhz of capacity in the Ku band on the Amazonas II satellite to provide DTH services.

Our customers lease satellite dishes and set-top boxes from us as part of their subscriptions to our “Oi TV” services.

Call Center

In 2007, Brasil Telecom consolidated its call center structure by merging its 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). Brasil Telecom has improved its customer relationship management system which integrates its systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact it has with its customers.

Competition

Our industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of Competition on the Rates that We Realize and the Discounts We Record.”

Local Fixed-Line Services

In the local fixed-line telecommunications services market, competition is focused on corporate customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region I with 13.6 million fixed lines in service as of December 31, 2009 and an estimated market share of 82.9% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL. Our principal competitor in Region I for fixed-line services is Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex), which has an estimated market share of 11.6% of the total fixed lines in service in this region as of December 31, 2009, according to ANATEL. During 2009, GVT increased its competitive activities in Region I, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses.

We are the leading provider of local fixed-line services in Region II with 7.7 million fixed lines in service as of December 31, 2009 and an estimated market share of 68.5% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL. Our principal competitors in Region II for fixed-line services are (1) GVT (an affiliate of Vivendi S.A.), which has an estimated market share of 11.5% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL, and (2) Embratel, which has an estimated market share of 9.3% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL.

Embratel provides local fixed-line services to residential customers through the cable network owned by its affiliate Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Net has engaged in efforts to promote Embratel’s fixed-line service by offering free local fixed-line service to its customers for a period of one year. We expect competition from Embratel to increase as the cable network of Net expands through internal growth and as a result of acquisitions.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2009, there were 84.8 million mobile subscribers (including our mobile customers) in Region I, a 14.9% increase over December 31, 2008, and there were 44.7 million mobile subscribers (including our mobile customers) in Region II, a 14.8% increase over December 31, 2008, based information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2009, based on internal data and publicly available information, we were the leader in long-distance services provided to customers in Regions I and II, in terms of the volume of traffic from calls originated in these regions.

Our principal competitor for long-distance services originating on fixed-line telephones in Region I is Embratel, and our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region I with Embratel, Telesp (a subsidiary of Telefónica S.A.), and TIM, and in Region II with Embratel, Telesp, TIM and GVT.

Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services.

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.

New technologies that serve as an alternative to traditional long-distance telephone calls, such as VoIP, may start to capture part of Brazil’s long-distance traffic. However, in contrast to what has occurred in other countries such as the United States, we do not expect intense competition from VoIP providers in the near term due to (1) the low level of broadband penetration in Brazil due to the population’s relatively low per capita income, and (2) the expected adverse effect of the success of this technology on the long-distance call margins of Embratel, which is an affiliate of Net, the main service provider with the ability to offer alternatives through VoIP.

Mobile Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Vivo, which is a joint venture between Telefónica S.A. and Portugal Telecom S.A. and markets its services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM”; and

•	Telecom Americas Group, which markets its services under the brand name “Claro.”

Competitive efforts in the Brazilian mobile telecommunications services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid market. For example, TIM has recently initiated a promotion under which its mobile subscribers may originate long-distance calls for a fixed fee, regardless of the duration of the call. The aggressiveness of promotions is generally driven by the desire of provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long-term.

As of December 31, 2009, based on information available from ANATEL, we had a market share of 27.8% of the total number of subscribers in Region I, followed by Vivo with 25.9%, TIM with 24.6% and Claro with 21.2%, and we captured 10.6% of all net additions of mobile subscribers in Region I (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2009.

As of December 31, 2009, based on information available from ANATEL, we had a market share of 16.0% of the total number of subscribers in Region II, ranking behind Vivo with 31.5%, Claro with 28.3% and TIM with 23.9%, and we captured 26.9% of all net additions of mobile subscribers in Region II during 2009.

In October 2008, we launched our mobile services in Region III, which represents a new competitive environment for our company. As of December 31, 2009, we had a market share of 12.0% of the total number of subscribers in Region III, ranking behind Vivo with 35.3%, Claro with 31.0% and TIM with 21.5%. Based on information available from ANATEL, we captured 50.9% of all net additions of mobile subscribers in Region III during 2009.

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

DTH Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 7.4% of Brazilian households in 2004 to 12.0% in 2009. According to information available from ANATEL, the Brazilian subscription television market grew by more than 23% in 2009.

The primary providers of subscription television services in Regions I and II in Brazil are Embratel, which provides DTH service under the “Via Embratel” brand, Sky, which provides DTH services, and NET, which provides subscription television services using coaxial cable. We commenced offering DTH subscription television services in the State of Rio de Janeiro in July 2009 and currently offer DTH subscription television services in the States of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, we expect to offer our DTH services in other states in Region I and Region II. .

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.” We operate under:

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

•

authorizations that were granted to Telemar to provide local fixed-line services and domestic long-distance services in Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and to Brasil Telecom to provide local fixed-line services and domestic long-distance services in the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II;

•	authorizations that were granted to Telemar to provide international long-distance services originating from Region III;

•

authorizations that were granted to Telemar and Brasil Telecom to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) in the areas in which they have concessions and authorizations to our other subsidiaries that permit us to provide Multimedia Communication Services throughout Brazil; and

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

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of the net operating revenues of Telemar or Brasil Telecom, as applicable, that are derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

These concession agreements required us to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace this obligation with obligations to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these amendments, we are obligated to set up backhaul in 3,252 municipalities in Region I and Region II. The facilities that we construct to meet these obligations will be considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026. Under the amendments, we were required to provide backhaul to 40% of these municipalities by December 12, 2008 and 80% of these municipalities by December 31, 2009. These amendments require that we provide backhaul to all of these municipalities by December 31, 2010.

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

We are discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendment to the General Plan on Universal Service that would require us to:

•	double the backhaul capacity to the 1,620 municipalities affected by the April 2008 amendment to our concession agreements;

•	provide high-speed transmission lines (2.5 Gbps) to the 1,900 municipalities in our concession area in which we did provide internet service as of April 2008; and

•

provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, which would require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, mostly in rural areas.

In order to mitigate the costs related to the General Plan on Universal Service, ANATEL proposed a reduction in the number of public telephones required per inhabitant from 6.0 per 1,000 inhabitants to 4.5 per 1,000 inhabitants. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service as part of the pending modifications of these concession agreements.

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

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of the net operating revenues of Telemar or Brasil Telecom, as applicable, that are derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

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

We are discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice proposing new conditions and quality and universal service targets related to these concession agreements. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

We have entered into authorization agreements with ANATEL that govern our authorizations to provide personal mobile services in Regions I, II and III. These authorizations permit us to provide personal mobile services for an indeterminate period of time, but do not provide us with the right to use specific radio frequency spectrum.

We hold 11 licenses to use radio frequency spectrum in specific geographic regions. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of grant and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, Oi or Brasil Telecom Mobile, as applicable, will be required to pay an amount equal to 2.0% of its prior year’s net operating revenue from personal mobile services generated in the applicable geographic area. The initial terms of our radio frequency spectrum licenses expire between 2017 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations, as of the date of this annual report, we are required to:

•	service all municipalities in Region I and Region II with a population in excess of 100,000;

•	service 80% of the urban area of the state capital of Region III and each municipality in Region III with a population in excess of 500,000;

•	service 50% of the urban area of at least 50% of the municipalities in Region III with a population in excess of 200,000 by April 30, 2011;

•	service 80% of the urban area of all municipalities in Region III with a population in excess of 200,000 by April 30, 2012; and

•	service 80% of the urban area of all municipalities in Region III with a population in excess of 100,000 by April 30, 2013.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements.

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

3G Radio Frequency Licenses

We have been granted radio frequency licenses by ANATEL that govern our use of the frequencies necessary to provide 3G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. Oi or Brasil Telecom Mobile, as applicable, will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are required to provide the following services in Regions I, II and III:

•	Region I:

•	service 290 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services;

•	provide 3G service to all state capitals and municipalities with a population in excess of 500,000;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 30,000 by April 30, 2013; and

•	provide 3G service to 370 municipalities with a population of less than 30,000 by April 30, 2016.

•	Region II:

•	service 168 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services;

•	provide 3G service to all state capitals, the Federal District and all municipalities with a population in excess of 500,000;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 100,000 and to 50% of the municipalities with a population in excess of 30,000 and less than 100,000 by April 30, 2013;

•	provide 3G service to 60% of the municipalities with a population in excess of 30,000 by April 30, 2016; and

•	provide 3G service to 242 municipalities with a population of less than 30,000 by April 30, 2016.

•	Region III:

•	service the one municipality that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services;

•	provide 3G service to the state capital and all municipalities with a population in excess of 500,000;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 30,000 by April 30, 2013; and

•	provide 3G service to 69 municipalities with a population of less than 30,000 by April 30, 2014.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 3G frequency licenses by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these licenses.

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern Telemar’s authorizations to provide local fixed-line services in Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorizations to provide local fixed-line services in Region the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals. Telemar has surrendered its fixed-line services authorization in Region II and Brasil Telecom has surrendered its fixed-line services authorizations in Regions I and III to comply with ANATEL conditions to the approval of our acquisition of Brasil Telecom.

We have entered into authorization agreements with ANATEL that govern Telemar’s authorizations to provide domestic long-distance services originating from Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorization to provide domestic long-distance services originating from the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals. Telemar has surrendered its authorization to provide domestic long-distance services originating from Region II and Brasil Telecom has surrendered its authorization to provide domestic long-distance services originating from Regions I and III to comply with ANATEL conditions to the approval of our acquisition of Brasil Telecom.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

Telemar has a Multimedia Communication Services authorization, which superseded Telemar’s prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorization, permitting Telemar to provide high speed data service in Region I. The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as Telemar’s concession agreements. In April 2008, in connection with the amendments to its fixed-line services concessions, Telemar agreed to provide internet service free of charge until December 31, 2025 to all urban schools in Region I. Under this agreement, Telemar was required to provide internet services to 40% of these schools by December 12, 2008 and 80% of these schools by December 31, 2009. Telemar is required to provide internet services to all of these schools by December 31, 2010.

Brasil Telecom has a Multimedia Communication Services authorization, which superseded Brasil Telecom’s prior Telecommunications Network Transportation Services authorization, permitting Brasil Telecom to provide high speed data service in Region II. The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as Brasil Telecom’s concession agreements. In April 2008, in connection with the amendments to its fixed-line services concessions, Brasil Telecom agreed to provide internet service free of charge until December 31, 2025 to all urban schools in Region II. Under this agreement, Brasil Telecom was required to provide internet services to 40% of these schools by December 12, 2008 and 80% of these schools by December 31, 2009. Brasil Telecom is required to provide internet services to all of these schools by December 31, 2010.

DTH Authorization Agreement

In November 2008, Oi entered into an authorization agreement with ANATEL that governs the use by Oi of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits Oi to provide DTH satellite television services for 15-years and is renewable for an additional 15 year term in exchange for a fee to be agreed upon between us and ANATEL.

Under this authorization, Oi is required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets on a consolidated basis were R$5,018 million in 2009, R$5,061 million in 2008 and R$2,597 million in 2007. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated, together with a reconciliation of capital expenditures to amounts shown in the company’s cash flow statement reflecting adjustments required under Law No. 11,638/07.

	Year Ended December 31,
	2007		2008		2009
	(in millions of reais)
Mobile network and systems	R$	568	R$	2,520	R$	2,447
Data transmission equipment		682		849		698
Voice transmission		515		767		1,120
Telecommunications services infrastructure		398		249		304
Information technology services		77		64		157
Other		195		194		292

Total capital expenditures		2,435		4,643		5,018

Accounting adjustment pursuant to Law No. 11,638/07		162		418		—

Total capital expenditures according to the cash flow statement		2,597		5,061		5,018

Our capital expenditures projects during 2007 through 2009 included the following:

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

Expansion of 2G Services into Region III

In December 2007, we acquired an authorization to provide 2G mobile services in Region III, comprising the State of São Paulo, and the related radio frequency licenses in an auction conducted by ANATEL. This authorization has allowed us to commence providing 2G services in this region. The total cost of this authorization and the related licenses was R$121 million. In February 2009, we completed a project to develop our mobile services network in Region III which allows us to offer 2G service in 38 municipalities within the metropolitan area of São Paulo and in 444 municipalities in the interior of the State of São Paulo. This project included the installation of 1,907 radio base stations and the related switching equipment, traffic transportation infrastructure and control systems and was designed to permit us to provide mobile services as many as 2.9 million mobile services subscribers in Region III. The total cost of this project was R$646 million.

Commencement of 3G Services in Regions I and III

In December 2007, we acquired radio frequency licenses in an auction conducted by ANATEL to provide 3G mobile services in six of the nine regions into which Brazil has been divided by ANATEL for purposes of providing 3G services. These licenses have allowed us to commence providing 3G services throughout Regions I and III. The total cost of these licenses was R$867 million. We undertook a project to develop our 3G network in Regions I and III. This project was designed to provide the necessary capacity for up to 341,000 customers and included the installation of 1,504 active radio base stations, Node-Bs and systems provided by Huawei and Nokia, the connection of 14 3G control units and the expansion of our data and network transmission. This project allowed us to offer 3G services in 38 municipalities of São Paulo’s metropolitan area, 61 municipalities in the interior of the State of São Paulo and 53 municipalities in Region I. By providing 3G services, we believe that we will strengthen our bundling strategy in Region I and ensure our ability to operate in the State of São Paulo with a range of services that will meet the requirements of all consumer segments of that state. This project was completed in Region I in September 2008 and was completed in Region III in April 2009 at a total cost of R$296 million.

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

Between April 25, 2008 and June 17, 2008, we acquired (1) 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, in transactions conducted over the BM&FBOVESPA, and (2) 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, in transactions conducted over the BM&FBOVESPA. We paid an aggregate amount of R$2,323 million for these shares.

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

On June 23, 2009, as a result of mandatory tender offers for any and all outstanding common shares of Brasil Telecom Holding and Brasil Telecom, we acquired (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Following the acquisitions made through these tender offers and the mergers described in “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom,” Brasil Telecom Holding ceased to exist and, as of June 28, 2010, we indirectly control 49.3% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Upgrade of Our Core Mobile Network

In February 2010, we completed a project to upgrade the core mobile network of Brasil Telecom Mobile, with the primary goal of fully integrating Brasil Telecom Mobile’s network into the Oi mobile network. We engaged Nokia to replace Brasil Telecom Mobile’s existing core mobile network, which relied on technology from Ericsson, with a new core mobile network that uses the same Nokia technology employed in Oi’s existing core mobile network to facilitate the integration of our networks. The total cost of this project was R$131 million.

Enhancement of Mobile Networks

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of these networks. We plan to replace 3,060 of our radio base stations, all of which previously employed Alcatel technology, with Huawei base stations. We expect the replacement of these radio base stations to be completed by September 2010 at a total cost of R$202.5 million.

2010 Capital Expenditure Budget

Our 2009 capital expenditure budget, including our budget for expenditures in 2010 on the projects described above, totals approximately R$3.0 billion, of which R$1.9 billion will be applied in Region I, R$0.9 billion will be applied in Region II and the remaining will be applied in Region III. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 34% of our 2010 capital expenditure budget to the mobile telephone services business, and 63% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent research and development in areas of telecommunications services but historically have not independently developed new telecommunications technology. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As part of the privatization process of Telebrás, the newly formed telecommunications service providers, including our company and Brasil Telecom, contributed to the Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações), or the Foundation, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil. We made disbursements to the Foundation of R$17 million in each of 2007 and 2008 relating to specific programs that we had undertaken with the Foundation.

As a condition to ANATEL’s approval of our acquisition of control of Brasil Telecom, we agreed to make annual investments in research and development through 2018 in amounts equal to at least 50% of the amounts of our contributions to the FUNTTEL. In order to meet this obligation, as well as to centralize our research and development activities and programs, in 2009, we created a division to manage innovation and research and development projects with the mission of coordinating and promoting efforts and projects the we develop. In 2009, we executed cooperation agreements with the following national research centers: PUC-RJ, the Foundation, CERTI Foundation and C.E.S.A.R. Investments in innovation and research and development projects in 2009 totaled R$83 million.

We operate a technology laboratory that for equipment testing and assembly. This laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

We participate in telecommunications standards bodies, technical associations and committee forums such as the European Telecommunication Standards Institute (ETSI), the Telecommunication and Internet Services and Protocols for Advanced Networking (TISPAN), the Third Generation Partnership Project (3GPP), and the Fixed Mobile Convergence Alliance (FMCA) in order to contribute and gather expertise in globally applicable technical specifications, technical reports and telecommunications standards.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. As of December 31, 2009, we owned 8,050 properties. As of that date, we also leased 11,421 operational properties from third parties.

At December 31, 2009, the net book value of our property, plant and equipment was R$22,470 million.

Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

Buildings represented 7.7% of the net book value of our property, plant and equipment; infrastructure, primarily underground ducts, post and towers, cables and lines represented 18.1%; switching equipment represented 11.5%; transmission equipment represented 44.6%; construction in progress represented 13.8%; and other fixed assets represented 4.3%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 18 to our audited consolidated financial statements included in this annual report.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. At December 31, 2009, we had 630 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial) or INPI, along with 1,145 pending trademark applications. Our main trademark, “Oi,” is registered with the INPI in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the INPI, 12 are being contested by third parties. In addition, of the 1,145 pending trademark applications, 71 have been challenged by third parties.

As of December 31, 2009, we had 1,902 domain names registered with the Center of Information and Coordination of Dot
Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2009, we had been granted eight patents by the INPI. We had also filed 21 patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

In addition to the above policies, we maintain civil liability insurance. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from established insurance companies in Brazil, such as Bradesco and Itaú Seguros.

We believe that our current insurance coverage is suitable to our operations.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance and mobile telecommunications services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “—Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications (Ministério das Comunicações). ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunications services in Brazil, Telemar, Brasil Telecom, Telesp and Embratel, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers, and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Risk Factors—Risks Relating to our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

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

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended their concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets (Plano Geral de Metas de Competição), which, as of the date of this annual report, has not yet been adopted by ANATEL.

The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

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

Under the concession agreements entered into in 2005, a new calculation method for Factor X was adopted. In 2006 and 2007, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

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

For information on our rates and service plans, see “—Rates.”

General Plan on Universal Service

The General Plan on Universal Service was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in localities with a population in excess of 100, and installing residential fixed lines within seven days of a request in localities with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

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

As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunications services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of December 31, 2009, no unbundled lines had been used by competitors in Regions I or II.

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

ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. Therefore, fixed-line service providers, including Telemar and Brasil Telecom, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

Our failure to meet the quality of service obligations established by the General Plan on Quality Goals or in the concession agreements of Telemar or Brasil Telecom may result in fines and penalties of up to R$40 million.

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

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Oi acquired the radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas), and Brasil Telecom Mobile acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions (corresponding to Region II under the personal mobile services regime).

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

Additional Obligations

In August 2007, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	increase the term applicable to pre-paid cards from 90 days to 180 days or more;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties; and

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

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

Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeds 55% or was less than 45%. This system is designated the “bill-and-keep” system.

In 2006, the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks were reduced to 50% of the rate included in their Basic Plan per Minute for a local fixed-line call. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010.

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

Transition from “Bill-and-Keep” System to “Full Billing” System

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

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunications service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power. The criteria for those evaluations are still being discussed and are scheduled to be submitted for public comment by the end of 2010.

In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. The date on which these regulations will become effective has not yet been established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power. This reference value will be reassessed every three years. In order to determine whether a provider has significant market power, ANATEL will establish criteria that consider:

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

In 2007, ANATEL developed a cost-based methodology that is expected to take effect in 2010 to determine reference values for the VU-M of mobile services providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. In 2008, mobile services providers began providing ANATEL with annual operating data, which is intended to support ANATEL’s cost-based method for determining interconnection fees.

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

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. To date, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid wastes. According to resolutions adopted by the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information – Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2009 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2009, 2008 and 2007;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2009, our cash flows for the years ended December 31, 2009, 2008 and 2007, and our material short-term and long-term indebtedness at December 31, 2009;

•	a discussion of our contractual commitments; and

•	a brief overview of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements.

Overview

We are the largest telecommunications service provider in Brazil. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi,” which we adopted in February 2007 as the sole brand for all of our services. In 2009, we recorded net operating revenues of R$29,881 million and net loss of R$436 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by (1) our acquisition on January 8, 2009 of Invitel, the controlling shareholder of Brasil Telecom, and the consolidation in our financial statements of its assets, liabilities and results of operations as from January 1, 2009, and (2) to a lesser extent, our acquisition on April 3, 2008 of TNCP, the controlling shareholder of Amazônia Celular, and the consolidation in our financial statements its assets, liabilities and results of operations as from April 3, 2008. For additional information regarding these acquisitions, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom” and “Item 4. Information on the Company—Our History and Development—Acquisition of Amazônia Celular.”

In addition, our results of operations for the years ended December 31, 2009, 2008 and 2007 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the number of our fixed lines in service, which increased to 21.3 million at December 31, 2009 (including the addition of 8.1 million customers of Brasil Telecom as of January 8, 2009, the date of our acquisition of Invitel) from 13.9 million at December 31, 2008, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 67.0% at December 31, 2009 from 46.2% at December 31, 2008;

•

the number of our mobile customers, which increased by 48.0% to 36.1 million at December 31, 2009 (including the addition of (1) 5.6 million customers of Brasil Telecom Mobile as of January 8, 2009, the date of our acquisition of Invitel, and (2) 4.5 million mobile customers in Region III as of December 31, 2009) from 24.4 million at December 31, 2008;

•

the number of our fixed-line customers that subscribe to our broadband services, which increased by 110.0% to 4.2 million at December 31, 2009 (including the addition of 1.8 million subscriber as of January 8, 2009, the date of our acquisition of Invitel) from 2.0 million at December 31, 2008;

•

the commencement of our 2G mobile services in the State of São Paulo in October 2008 and our 3G services in Region I in July 2008, as well as the launch of our 3G services offerings in Region III in April 2009, which has resulted in a significant increase in our operating revenues, and resulted in an increase in our selling expenses and our depreciation expenses during 2008 and 2009;

•

the rate of growth of Brazilian GDP, which contracted by an estimated 0.2% in 2009 and grew by 5.1% in 2008 and by 5.4% in 2007, which we believe affects demand for our services and, consequently, our operating revenues;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in an 258.3% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$4,644 million in 2009 from R$1,296 million in 2008;

•

inflation rates in Brazil, which were (0.31)% in 2009, 6.56% in 2008 and 3.17% in 2007, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in our incurrence of additional capital expenditures, changes in the revenues we generate, or changes in the costs that we incur;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

changes in the real/U.S. dollar exchange rate, including the 25.5% appreciation of the real against the U.S. dollar in 2009, the 31.9% depreciation of the Brazilian real against the U.S. dollar in 2008 and the 17.1% appreciation of the Brazilian real against the U.S. dollar in 2007, which has affected (1) our net interest expenses as a result of our U.S. dollar denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate, which affects our interest expenses on our real-denominated floating rate debt, fluctuations in the LIBOR rate, which affects our interest expenses on our U.S. dollar-denominated floating rate debt.

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

•

our capital expenditure requirements, primarily consisting of (1) investments in infrastructure to expand our mobile telecommunications services, including the commencement of our 2G services in the State of São Paulo and the implementation and future expansion of our 3G networks, and (2) investments in fixed-line telecommunications network equipment, primarily to enhance the technical capabilities of our network in order to enable us to provide value-added services, such as broadband and IP TV services, and to comply with our universal service obligations; and

•

the requirement under Brazilian corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 in accordance with Brazilian GAAP, which include the changes introduced by Law No. 11,638/07 and Deliberation 565/08 and which differ in certain important respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 34 to our audited consolidated financial statements included elsewhere in this annual report.

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in three segments to reflect this organizational structure:

•

Fixed-Line Services—This segment includes our local fixed-line services (including public telephones), our long-distance services, our data transmission services, interconnections to our fixed-line network and, since the completion of the Brasil Telecom Transaction on January 8, 2009, has included the operations of our subsidiary Brasil Telecom Call Center S.A.

•	Mobile Services—This segment includes our mobile services and interconnections to our mobile network.

•

Other—This segment (1) has historically included our non-operating holding companies, our investment in AIX, and the operations of our subsidiaries Oi Internet, Serede S.A., or Serede, Way TV and Paggo, (2) since the completion of the Brasil Telecom Transaction on January 8, 2009, has included the operations of our subsidiaries, iG, Brasil Telecom Comunicação Multimidia Ltda. and Brasil Telecom Cabos Submarinos Ltda., and (3) includes our DTH operations.

We evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the operating results of our segments to our consolidated results under “—Results of Operations” below.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. In preparing our consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and accounts receivable;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	contingencies;

•	derivatives;

•	goodwill;

•	deferred income tax;

•	valuation of property, plant and equipment;

•	provision for post-retirement benefits; and

•	amortization of intangible assets.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, primarily five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts and towers, five years for hardware and 10 years for furniture, fixtures and other. Depreciation rates are adjusted and may vary between the fixed-line and mobile services segments to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are conducted whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2008, we established a provision of R$37 million for losses at Amazônia Celular in connection with software and assets relating to the time division multiple access (TDMA) network. Our use of this network has decreased as customers migrate to the Oi network as a result of the corporate reorganization of TNCP, Amazônia Celular and Oi. See note 18 to our audited consolidated financial statements included elsewhere in this annual report. Except for this R$37 million provision, we have not recorded any material impairment during the three years ended December 31, 2009. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life of assets. We have not capitalized any material maintenance and repair costs during the three years ended December 31, 2009.

In December 2009, the appraisal report relating to the economic life cycle of property, plant and equipment was approved by the respective boards of directors of our Company and our subsidiaries. The findings of this report resulted in effects on our financial statements beginning January 1, 2010. For additional information, see note 18 to our audited consolidated financial statements included in this annual report.

In addition, as a result of the merger of Brasil Telecom Holding into Brasil Telecom, we modified our estimate of the useful life of the property, plant and equipment of Brasil Telecom as from September 30, 2009 based on a valuation report prepared by an independent expert company.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2008, we are required to periodically review and analyze the recoverability of amounts under the captions “property, plant and equipment,” “intangible assets” and “deferred charges” in our balance sheet to ensure that (1) impairment losses are recorded as a result of decisions to discontinue activities related to such assets or when there is evidence that future operating results will not be sufficient to ensure their realization, and (2) the criteria used to determine the estimated remaining useful life of such assets for purposes of recording depreciation, amortization and depletion expense are reviewed and adjusted.

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

Unrecognized Exposures

We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, were considered probable as of the relevant balance sheet date. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$18,715 million and R$5,501 million, respectively, as of December 31, 2009. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel. Contingent assets would only be recorded upon a final judicial decision.

Derivatives

As of December 31, 2009, we had loans and financing (including debentures and swap adjustments) subject to floating interest rates, which totaled 98.0% of our total indebtedness, based on (1) TJLP, the CDI rate and IPCA in the case of real-denominated indebtedness, (2) LIBOR in the case of U.S. dollar- and Yen-denominated indebtedness, and (3) a foreign currency basket in the case of the foreign currency portion of our credit facilities with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.

As of December 31, 2009, 16.0% of our total indebtedness bore interest based on U.S. dollar or Japanese Yen LIBOR. Giving effect to our hedging transactions (including interest rate swaps and currency swaps) in respect of this indebtedness, 95.0% of our total indebtedness as of December 31, 2009 was exposed to variations in those rates.

Gains or losses from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.

Our foreign currency loans and financings, including gains or losses on swap agreements, totaled R$5,917 million and R$4,484 million at December 31, 2009 and 2008, respectively.

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

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.

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

Valuation of Property, Plant and Equipment

The preparation of our financial statements in accordance with Brazilian GAAP involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deem reasonable and relevant. A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements. For example if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

Provision for Post-Retirement Benefits

We are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels relating to post-retirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement benefit costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for post-retirement benefits, which could materially reduce our operating income, net income and shareholders’ equity.

Amortization of Intangible Assets

Intangible assets consist primarily of authorizations to provide personal mobile services and radio frequency licenses, licenses to use software and goodwill on the acquisition of investments, which is calculated based on expected future economic benefits.

Amortization of intangible assets, other than goodwill, is calculated under the straight-line method over (1) the effective term of the authorization to provide personal mobile services or of the radio frequency license, or (2) over a maximum period of five years in the case of software licenses.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the Brasil Telecom Transaction

During 2008, we acquired (1) 76,645,842 preferred shares of Brasil Telecom Holding, representing 33.3% of the outstanding preferred shares of Brasil Telecom Holding and 21.1% of the share capital of Brasil Telecom Holding for an aggregate purchase price of R$2,060 million, and (2) 58,956,656 preferred shares of Brasil Telecom, representing 18.9% of the outstanding preferred shares of Brasil Telecom and 10.5% of the outstanding share capital of Brasil Telecom for an aggregate purchase price of R$1,211 million. Under Brazilian GAAP, we accounted for the acquisition of these shares under book value method of accounting.

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

As of January 8, 2009, (1) Invitel owned all of the outstanding shares of Solpart, (2) Solpart owned 19.0% of the outstanding share capital, including 52.0% of the outstanding voting share capital, of Brasil Telecom Holding, and (3) Brasil Telecom Holding owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom. As a result of the completion of the Brasil Telecom Transaction, we controlled Brasil Telecom Holding and Brasil Telecom. For additional information about the Brasil Telecom Transaction, see “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom.”

As a result of this acquisition, we have consolidated the assets, liabilities and results of operations of Invitel and its consolidated subsidiaries, including Brasil Telecom, in our financial statements as from January 1, 2009.

In connection with the Brasil Telecom Transaction, on June 23, 2009, we acquired through public tender offers (1) 40,452,227 common shares of Brasil Telecom Holding, representing 30.2% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

To finance these transactions, we borrowed R$4,300 million under a line of credit with a Brazilian financial institution in May 2008 and issued promissory notes in the amount of R$3,600 million in August 2008 and R$2,000 million in December 2008.

On July 31, 2009, we undertook the transactions described below to eliminate the intermediate holding companies in the structure of our ownership of Brasil Telecom Holding and Brasil Telecom:

•	Invitel merged with and into Solpart, with Solpart as the surviving company;

•	Solpart merged with and into Copart 1, with Copart 1 as the surviving company;

•	Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company; and

•	Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company.

On September 30, 2009, Brasil Telecom Holding merged with and into Brasil Telecom. As a result of these transactions, at December 31, 2009, Coari, a wholly-owned subsidiary of Telemar, owned 49.3% of the outstanding share capital, including 79.6% of the voting share capital, of Brasil Telecom.

Our operating income and net income have been significantly affected as from January 1, 2009 by the consolidation in our financial statements of the consolidated results of operations of Brasil Telecom. In 2009, Brasil Telecom recorded net operating revenues of R$10,879 million, operating loss of R$1,271 million and a net loss of R$1,143 million. Our operating income and net income will be affected by future depreciation of the portion of the excess of the purchase price over the book value of the assets that was allocated to our property, plant and equipment and the portion of the excess of the purchase price over the book value of the assets that was allocated to our intangible assets that we record as a result of the acquisition of Invitel. In our tax accounts, the amount allocated to property, plant and equipment will be depreciated over an average period of approximately eight years and the amount allocated to Brasil Telecom’s concessions will be amortized over a period of 17 years, reducing our taxable net income during this period and, consequently, reducing our payments of income taxes and social contribution to the extent that we otherwise generate taxable income during this period.

Our total liabilities and net interest expenses have been affected as from January 1, 2009 by the consolidation in our financial statements of the indebtedness of Invitel, as well as our incurrence of indebtedness to finance the purchase price of the shares of Invitel, Brasil Telecom Holding and Brasil Telecom that we have acquired. As of December 31, 2009, Brasil Telecom had total financial indebtedness of R$4,443 million.

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

•	we contributed all of the shares of Oi that we held to the capital of TNCP as a result of which TNCP held 99.7% of the share capital of Oi; and

•	Amazônia Celular merged with and into Oi and was dissolved.

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

In December 2007, Brasil Telecom Mobile acquired the authorizations and radio frequency licenses necessary for it to commence the offering of 3G services throughout Region II. During 2008, Brasil Telecom Mobile commenced capital expenditure projects to acquire and install the network equipment necessary to offer these services. In addition, Brasil Telecom Mobile engaged in marketing and promotional campaigns in connection with the launch of these services in April 2008.

During the year ended December 31, 2008, 2.0 million new customers activated accounts for our 2G mobile services in the State of São Paulo, we activated approximately 31,300 accounts for 3G services in Region I, and Brasil Telecom Mobile activated approximately 100,900 accounts for 3G services in Region II. During the year ended December 31, 2009, an additional 3.4 million new customers activated accounts for our 2G mobile services in the State of São Paulo, and we activated approximately 123,000 additional accounts for 3G services in Region I, approximately 48,000 additional accounts for 3G services in Region II, and approximately 124,000 additional accounts for 3G services in Region III. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income.

The cost of our authorizations and radio frequency licenses was R$1,355 million, which we will pay to ANATEL in installments through 2016.

During 2008, we invested R$669 million and Brasil Telecom invested R$288 million in the network equipment necessary to offer these services, which contributed to an increase in our depreciation expenses for 2008 and will continue to do so during the next several years. We financed the purchase and installation of our network equipment through borrowings of US$300 million under an export credit facility with a European financial institution and R$250 million under a credit facility with a European financial institution. Brasil Telecom Mobile financed the purchase and installation of its network equipment through vendor financing.

The marketing and promotion campaign related to the launch of our mobile services in the State of São Paulo and our 3G services throughout Brazil contributed to an increase in our selling expenses related to marketing expenses and sales commissions paid to third-party service providers, and also contributed to an increase in the amount of discounts that we recorded against gross operating revenue during 2008 and 2009.

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

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. GDP in Brazil contracted by 0.2% in 2009, and grew by 5.1% in 2008 and 5.4 in 2007. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil as a result of the current international economic downturn would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our operating revenues.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 25.0 million as of December 31, 1999 to 41.5 million as of December 31, 2009, and the number of mobile subscribers in Brazil increased from 15.0 million as of December 31, 1999 to 174.0 million as of December 31, 2009. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted. During the three years ended December 31, 2009, the number of mobile subscribers in Brazil has grown at an average rate of 20.0% per year while the number of fixed lines in service in Brazil has increased by an average rate of 2.7% per year. As the incumbent provider of fixed-line services and a leading provider of mobile services in Region I and Region II, we are both a principal target and a principal beneficiary of this trend. During the three years ended December 31, 2009, the number of our mobile subscribers in Region I has grown at an average rate of 76.3% per year from 13.1 million at December 31, 2006 to 23.7 million at December 31, 2009 and the number of Brasil Telecom Mobile’s mobile subscribers in Region II has grown at an average rate of 108.8% per year from 3.4 million at December 31, 2006 to 7.1 million at December 31, 2009, while the number of our fixed lines in service in Region I has decreased by an average rate of 6.3% per year from 14.4 million at December 31, 2006 to 13.5 million at December 31, 2009 and number of Brasil Telecom’s fixed lines in service in Region II has declined by an average rate of 8.3% per year from 8.4 million at December 31, 2006 to 7.7 million at December 31, 2009.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. Although we activated 6.5 million new fixed lines in Region I and Brasil Telecom activated 4.1 million new fixed lines in Region II between December 31, 2006 and December 31, 2009, these fixed lines generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer. Because the number of our customers terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region I declined by 0.9 million and the number of Brasil Telecom’s fixed lines in service in Region II declined by 0.7 million between December 31, 2006 and December 31, 2009.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by (1) offering value-added services to our fixed-line customers, primarily subscriptions for broadband services, and (2) promoting convergence of our telecommunications services through offerings of bundled packages of local fixed-line, long-distance, mobile and broadband services. As a result of these service offerings, we expect that the number of our fixed lines in service will remain stable or decrease slightly in the near future. As of December 31, 2009, 19.5% of our fixed lines in service also subscribed for ADSL service and 6.0% of our local fixed-line customers subscribed for bundled service packages.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 67.0% of our fixed lines in service at December 31, 2009 as compared to 2.0% at the end of the second quarter of 2006, when we launched our alternative plans. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones in Region I declined by 54.4% from 10.3 billion credits consumed in 2006 to 4.7 billion credits consumed in 2009 and use of Brasil Telecom’s public telephones in Region II declined by 34.9% from 2006 to 2009.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones has declined by 34.9% from 2006 to 2009.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region I has grown from 13.0 million at December 31, 2006 to 29.3 million at December 31, 2009 has been the success of our marketing and promotion campaigns. In addition, (1) our acquisition of Invitel resulted in the addition of 5.6 million customers in Region II as of January 8, 2009, which has grown to 7.1 million at December 31, 2009, (2) our commencement of mobile services in the State of São Paulo in October 2008 led to the addition of 5.3 million mobile customers in Region III through December 31, 2009, and (3) our acquisition of Amazônia Celular resulted in the addition of 1.4 million customers in Region I as of April 3, 2008.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2009, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.2% per month, respectively. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenues from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region I and Region II to occur at lower rates than we and Brasil Telecom have historically achieved. We cannot predict the effects of the eventual curtailment of the promotional activities that we have undertaken in connection with the launch of our mobile services in the State of São Paulo on the retention of our new customer base in Region III.

Demand for Our Data Transmission Services

Our broadband services customer base in Region I has grown from approximately 1.1 million at December 31, 2006 to 4.2 million at December 31, 2009. At December 31, 2009, our broadband services customer base included 2.2 million subscribers in Region I and 1.9 million subscribers in Region II. We believe that our growth in Region I has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. In addition, our acquisition of Invitel resulted in the addition of 1.8 million broadband services customers in Region II as of January 8, 2009, which has grown to 1.9 million as of December 31, 2009. We expect the number of our fixed-line customers in both Region I and Region II that subscribe to our broadband services to continue to increase in the near term. However, if the current international economic downturn leads to continued low growth or a prolonged recession in Brazil, the rate of growth of computer ownership in Brazil may decline and, consequently, the rate of growth of our broadband services customer base may be adversely affected.

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

•

Consolidation: Consolidation has taken place in the telecommunications industry throughout Latin America, including Brazil. This consolidation has led to the formation of large conglomerates that benefit both from economies of scale and the ability to undertake coordinated action across different industry segments, which provide them with competitive advantages in an environment that is also characterized by the convergence of media and telecommunications services.

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

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, these rate increases act as a natural hedge against inflation and, as a result, our operating margins have not been materially affected by inflation. However, because these rate adjustments are only made on an annual basis, in periods of severe inflation, we may not be able to pass our increased costs through to our customers as incurred.

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

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts that were entered into in 2006 have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company. For example:

•

Our concession agreements that became effective at the beginning of 2006 required us to convert our system of billing local fixed-line usage from a system based on the usage of pulses to a system based on the usage of minutes by July 2007. Implementation of the systems necessary to comply with these amendments required us to make capital expenditures in the aggregate amount of R$274 million. For comparison purposes, we have converted the pulses billed in the first seven months of 2007 to minutes in the discussion of our results of operations.

•

In March 2007, ANATEL adopted number portability regulations requiring us to permit our mobile and fixed-line customers to maintain their telephone numbers if they change service providers. Implementation of the systems necessary to comply with this regulation required us to make capital expenditures in the aggregate amount of R$535 million. Implementation of these systems was completed in March 2009. We have not observed any material effects on our revenues directly related to the implementation of number portability.

•

ANATEL delayed its approval of the annual increases of our VC1, VC2 and VC3 rates, which are usually approved in July of each year, from July 2009 to February 2010. As a result, we were delayed in the implementation of these rate increases, which had an adverse effect on our revenue during this period.

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the General Plan on Quality Goals. As a public regime service provider, we must comply with the network expansion and modernization obligations under the General Plan on Universal Service and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the General Plan on Quality Goals, fail to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2009, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$713 million and we had recorded an aggregate provision of related to these proceedings in the same amount.

During 2009, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$279 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. dollar

Substantially all of our cost of services and operating expenses are incurred in reais in Brazil. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date the transfer of ownership, risks and rewards related to the purchased equipment occurs. As a result, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to reduced depreciation expenses. Conversely, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses.

Our consolidated U.S. dollar-denominated and Japanese Yen-denominated indebtedness represented 12.6% and 3.4%, respectively, of our outstanding indebtedness at December 31, 2009. As a result, when the real appreciates against the U.S. dollar or the Japanese Yen:

•	the interest costs on our U.S. dollar- or Japanese Yen-denominated indebtedness declines in reais, which positively affects our results of operations in reais;

•	the amount of our U.S. dollar- or Japanese Yen-denominated indebtedness declines in reais, and our total liabilities and debt service obligations in reais decline; and

•	our net interest expenses tend to decline as a result of foreign exchange gains that we record.

A depreciation of the real against the U.S. dollar, as occurred during the year ended December 31, 2008, has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations the CDI. At December 31, 2009, we had entered into hedging transactions in respect of 95.2% of our indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2009, our total outstanding indebtedness on a consolidated basis was R$28,826 million (excluding swap adjustments of R$1,092 million).

The level of our indebtedness results in significant interest expenses that are reflected in our statement of operations. Interest expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 9 to our audited consolidated financial statements included elsewhere in this annual report. In 2009, we recorded total interest expenses of R$3,986 million, of which R$1,976 million consisted primarily of interest expense, and R$2,010 million consisted of monetary and foreign exchange variation on financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Recent Developments

In April 2010, Telemar issued non-convertible debentures in two series. The first series of debentures, in an aggregate principal amount of R$964 million, will mature in May 2012, and the second series of debentures, in an aggregate principal amount of R$1,607 million, will mature in April 2013. The first series of debentures bears interest at the CDI rate plus 115% per annum, payable at maturity, and the second series of debentures bears interest the CDI rate plus 120% per annum, payable at maturity.

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

	Year Ended December 31, 2009
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	36,131	R$	12,688	R$	815	R$	(3,926)	R$	45,708
Taxes and deductions		(12,406)		(3,565)		(116)		260		(15,827)
Net operating revenues		23,725		9,123		699		(3,666)		29,881
Cost of goods sold and services rendered		(14,119)		(5,724)		(645)		3,273		(17,215)
Gross profit		9,606		3,399		54		(393)		12,666
Selling expenses		(3,261)		(2,245)		(301)		472		(5,335)
General and administrative expenses		(2,236)		(644)		(210)		23		(3,067)
Other operating income (expenses), net		(1,978)		(134)		(311)		(201)		(2,624)

Operating income (loss)	R$	2,131	R$	376	R$	(768)	R$	(99)	R$	1,640

	Year Ended December 31, 2008
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	20,580	R$	8,025	R$	362	R$	(1,770)	R$	27,197
Taxes and deductions		(6,073)		(2,408)		(50)		70		(8,461)
Net operating revenues		14,507		5,617		312		(1,700)		18,736
Cost of goods sold and services rendered		(7,843)		(3,392)		(249)		1,816		(9,668)
Gross profit		6,664		2,225		63		116		9,068
Selling expenses		(2,438)		(1,276)		(206)		373		(3,547)
General and administrative expenses		(1,225)		(331)		(77)		20		(1,613)
Other operating income (expenses), net		185		(171)		1,026		(1,657)		(617)

Operating income (loss)	R$	3,186	R$	447	R$	806	R$	(1,148)	R$	3,291

	Year Ended December 31, 2007
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	20,524	R$	5,561	R$	174	R$	(1,106)	R$	25,153
Taxes and deductions		(6,136)		(1,459)		(18)		44		(7,569)
Net operating revenues		14,388		4,102		156		(1,062)		17,584
Cost of goods sold and services rendered		(7,562)		(2,735)		(124)		1,165		(9,256)
Gross profit		6,826		1,367		32		103		8,328
Selling expenses		(2,084)		(799)		(22)		214		(2,691)
General and administrative expenses		(942)		(236)		(45)		—		(1,223)
Other operating income (expenses), net		42		(49)		2,249		(2,721)		(479)

Operating income (loss)	R$	3,842	R$	283	R$	2,214	R$	(2,404)	R$	3,935

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008	2009	% Change
	(in millions of reais, except percentages)
Gross operating revenues	27,197	45,708	68.1
Taxes and deductions	(8,461)	(15,827)	87.1
Net operating revenues	18,736	29,881	59.5
Cost of services and goods sold	(9,668)	(17,215)	78.1
Gross profit	9,068	12,666	39.7
Operating expenses:
Selling expenses	(3,547)	(5,335)	50.4
General and administrative expenses	(1,613)	(3,067)	90.1
Other net operating income (expenses)	(617)	(2,624)	325.3
Operating income before net interest expenses	3,291	1,640	(50.2)
Net interest expenses	(1,384)	(2,385)	72.3
Income (loss) before taxes and non-controlling interest	1,907	(745)	(139.1)
Income tax and social contribution	(475)	(311)	(34.5)
Non-controlling interest	(278)	620	n.a.
Net income (loss)	1,154	(436)	(137.8)

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 68.1% in 2009, principally due to (1) a 75.6% increase in gross operating revenues of our fixed-line services segment, primarily as a result of our consolidation of the results of Invitel and its consolidated subsidiaries as from January 1, 2009, as a result of the completion of the Brasil Telecom Transaction, and (2) a 58.1% increase in gross operating revenues of our mobile services segment, primarily as a result of our consolidation of the results of Invitel and its consolidated subsidiaries as from January 1, 2009, as a result of the completion of the Brasil Telecom Transaction.

Net operating revenues increased by 59.5% in 2009, principally due to (1) a 63.5% increase in net operating revenues of our fixed-line services segment, primarily as a result of our consolidation of the results of Invitel and its consolidated subsidiaries as from January 1, 2009, as a result of the completion of the Brasil Telecom Transaction, and (2) a 62.4% increase in net operating revenues of our mobile services segment, primarily as a result of our consolidation of the results of Invitel and its consolidated subsidiaries as from January 1, 2009, as a result of the completion of the Brasil Telecom Transaction.

Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line services segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31
	2008	2009	% Change
	(in millions of reais except percentages)
Local services:
Monthly subscription fees	6,912	10,965	58.6
Metered services	1,395	2,032	45.7
Fixed-line to mobile calls (VC1)	2,798	4,523	61.7
Other revenues	87	125	43.7
	11,192	17,645	57.7
Long-distance services:
Fixed-line to mobile calls (VC2 and VC3)	853	1,893	121.9
Intrasectorial	1,734	2,203	27.0
Intersectorial	398	556	39.7
Interregional	806	1,446	79.4
International	63	82	30.2
	3,854	6,180	60.4
Other fixed-line services:
Pre-paid calling cards for public telephones	656	868	32.3
Additional services	676	1,021	51.0
Advanced voice	216	311	44.0
Other services	—	407
	1,548	2,607	68.4
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	473	744	57.3
Mobile to fixed-line network use	475	615	29.5
	948	1,359	43.4
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)	1,391	4,836	247.7
Transmission—EILD	602	1,090	81.1
Dedicated Line Service—SLD	179	671	274.9
IP services	310	939	202.9
Switching packs and frame relay	227	376	65.6
Other services	329	428	30.1
	3,038	8,340	174.5
Total gross operating revenue	20,580	36,131	75.6
Value-added and other indirect taxes	(5,675)	(9,046)	59.4
Discounts and returns	(398)	(3,360)	744.2
Net operating revenue	14,507	23,725	63.5

Gross operating revenues of our fixed-line services segment increased by 75.6% in 2009, principally due to:

•	a 57.7% increase in gross operating revenues from local services;

•	a 174.5% increase in gross operating revenues from data transmission services; and

•	a 60.4% increase in gross operating revenue from long-distance services;

each of which was primarily a result of the consolidation of the results of Invitel and its consolidated subsidiaries during 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services increased by 57.7% during 2009, primarily due to (1) a 58.6% increase in gross operating revenues from monthly subscription fees, (2) a 61.7% increase in gross operating revenues from fixed-line to mobile calls, and (3) a 45.7% increase in gross operating revenues from metered services.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 58.6% during 2009, primarily as a result of:

•

a 52.5% increase in the average number of fixed lines in service to 21.2 million during 2009, including 7.7 million fixed lines in service of Brasil Telecom at December 31, 2009 as a result of our acquisition of Brasil Telecom on January 8, 2009, from 13.9 million during 2008, and

•	to a lesser extent:

•

a 97.2% increase in the average number of subscriptions to our alternative plans to 12.7 million during 2009 (including 5.6 million subscribers to Brasil Telecom’s alternative plans at December 31, 2009) from 6.4 million during 2008; and

•	rate increases for our basic service plans of 0.98% that were implemented in October 2009 and 2.76% that were implemented in July 2008.

Metered Services

Gross operating revenues from metered services charges increased by 45.7% during 2009, primarily as a result of a 52.5% increase in the average number of fixed lines in service as a result of our acquisition of Brasil Telecom on January 8, 2009. The effects of this increase were partially offset by (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, declined by 20.9% in the Region I during 2009. Rate increases for billed local minutes of 0.98% and 2.76% were implemented in October 2009 and in July 2008, respectively

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, increased by 61.7% during 2009, principally as a result of (1) a 52.5% increase in the total number of local fixed-to-mobile minutes, primarily as a result of a 52.5% increase in the average number of fixed lines in service due to our acquisition of Brasil Telecom on January 8, 2009, and (2) to a lesser extent, an increase in the VC1 rate of 2.76% that was implemented in July 2008.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services increased by 60.4% during 2009, primarily due to:

•	a 121.9% increase in gross operating revenues from fixed-to-mobile long-distance calls;

•	a 79.4% increase in gross operating revenues from fixed-to-fixed interregional long-distance calls; and

•	a 27.0% increase in gross operating revenues from fixed-to-fixed intrasectorial long-distance calls.

each of which was primarily a result of the consolidation of the results of Invitel and its consolidated subsidiaries during 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009. Intrasectorial calls are those in which callers are located in the same sector, but in different local areas. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state.

Fixed-to-Mobile Long-Distance Calls

Gross operating revenues from long-distance calls originated on a fixed-line telephone and terminated on a mobile device, which are charged at the VC2 or VC3 rate, increased by 121.9% during 2009, principally as a result of (1) our consolidation of Brasil Telecom’s gross operating revenues from fixed-to-mobile long-distance calls in the amount of R$582 during 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009, and (2) a 58.0% increase in the total number of long-distance calls originated by our fixed line customers in Region I and terminated on a mobile device. The effects of this increase were partially offset by a 4.5% and 0.2% decline in Telemar’s total fixed-to-mobile minutes charged at VC2 rates and VC3 rates, respectively, during 2009.

Other Long-Distance Calls

We account for calls (1) originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same sector, but in different local areas, which are charged at long-distance rates regulated in accordance with the distance separating callers, or (2) originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code 27), which are charged at the VC2 or VC3 rate, as intrasectorial long-distance calls. A sector for purposes of fixed-to-fixed long-distance calls is a set of local areas, as established by ANATEL, which generally corresponds to a Brazilian state.

We account for calls (1) originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same service region, but in different sectors, which are charged at long-distance rates regulated in accordance with the distance separating callers, or (2) originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code 11), which are charged at the VC2 or VC3 rate, as intersectorial long-distance calls. We account for calls involving callers in different service regions as interregional long-distance calls.

Gross operating revenues from interregional and intrasectorial long-distance calls increased by 79.4% and 27.0%, respectively, during 2009, principally as a result of:

•

a 53.9% increase in the total number of interregional long-distance minutes and a 60.7% increase in the total number of intrasectorial long-distance minutes, each primarily as a result of the 52.9% increase in the aggregate number of our fixed-line and mobile services customers during 2009, primarily as a result of our acquisition of Brasil Telecom and Brasil Telecom Mobile on January 8, 2009 and, to a lesser extent, our expansion of our mobile services into Region III beginning in October 2008, the effects of which were partially offset by a decline in the total number interregional and intrasectorial long-distance minutes in Region I; and

•	increases in our VC2 and VC3 rates and our regulated long-distance rates of 2.76% that were implemented in July 2008.

Gross Operating Revenue from Other Fixed-Line Services

Gross operating revenues from other fixed-line services increased by 68.4% during 2009, primarily as a result of:

•

R$407 million recorded in 2009 as “other” which reflects the gross operating revenue of our subsidiary Brasil Telecom Call Center S.A. which we acquired as part of our acquisition of Brasil Telecom on January 8, 2009;

•	a 51.0% increase in gross operating revenue from the sale of additional fixed-line services, primarily as a result of our acquisition of Brasil Telecom on January 8, 2009; and

•	a 32.3% increase in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, primarily as a result of our acquisition of Brasil Telecom on January 8, 2009.

Additional Services

Additional services consist of call blocking, voicemail and caller identification services, among others. Gross operating revenues from additional services increased by 51.0% during 2009, primarily as a result of our acquisition of Brasil Telecom on January 8, 2009.

Pre-Paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones increased by 32.3% principally due to our acquisition of Brasil Telecom on January 8, 2009 which generated gross operating revenue from the sale of pre-paid calling cards for use in public telephones of R$474 million in 2009. This effect was partially offset by the 16.4% decrease in the number of public phone credits used in Region I to 4.7 billion during 2009 from 5.7 billion during 2008, primarily as a result of a general trend of reduced usage of pre-paid calling cards for use in public telephones due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network increased by 43.4% during 2009 as a result of:

•

a 57.3% increase in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of (1) our consolidation of the interconnection fees accrued by Brasil Telecom as from January 1, 2009, and (2) to a lesser extent, increases in our TU-RL and TU-RIU rates of 2.76% that were implemented in July 2008 and increases of 0.98% in these rates that were implemented in October 2009, the effects of which were partially offset by the migration of fixed-to-fixed calls to mobile-to-fixed calls, principally attributable to offers by mobile service providers of minute-based plans and packages that include reduced charges for mobile-to-fixed calls; and

•

a 29.5% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily as a result of (1) our consolidation of the interconnection fees accrued by Brasil Telecom as from January 1, 2009, (2) an increase in traffic as a result of callers taking advantage of mobile plans and promotions under which mobile service providers offer discounts on mobile-to-fixed minutes, and (3) to a lesser extent, increases in our TU-RL and TU-RIU rates.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 50.5% during 2009 represented interconnection fees paid by Oi and Brasil Telecom Mobile and 45.6% in 2008 represented interconnection fees paid by Oi for the use of our fixed-line networks to complete calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 174.5% during 2009, principally due to:

•	a 247.7% increase in gross operating revenue from ADSL subscriptions;

•	a 202.9% increase in gross operating revenues from IP services;

•	an 81.1% increase in gross operating revenues from EILD services; and

•	a 274.9% increase in gross operating revenues from SLD services.

each of which was primarily a result of the consolidation of the results of Invitel and its consolidated subsidiaries during 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009.

Gross operating revenues from ADSL subscriptions increased to R$4,836 million in 2009 from R$1,391 million in 2008, primarily as a result of our consolidation of the gross operating revenues from ADSL subscriptions of Brasil Telecom in the amount of R$3,277 million in 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009. In addition, gross operating revenues from ADSL subscriptions of our customers in Region I increased by 12.1%, or R$168 million, primarily due to 12.9% increase in the number of broadband customers in Region I. Our average number of ADSL subscriptions increased to 4.2 million during 2009 (including 1.9 million ADSL subscriptions of Brasil Telecom at December 31, 2009 as a result of our acquisition of Brasil Telecom on January 8, 2009) from 2.0 million during 2008, and our average monthly net revenues per line generated by ADSL subscriptions declined to R$43.2 during 2009 from R$43.7 during 2008. As of December 31, 2009, our ADSL customer base represented 19.5% of our total fixed lines in service as compared to 14.1% as of December 31, 2008.

Gross operating revenue from IP services increased by 202.9% during 2009 principally as a result of our acquisition on January 8, 2009 of Brasil Telecom, which provides IP services at its six cyber data center services located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. Of our gross operating revenues from IP services, 2.9% during 2009 and 2.6% during 2008 represented fees paid by Oi and Brasil Telecom Mobile for IP services and was eliminated in the consolidation of our financial statements.

Gross operating revenue from EILD services increased by 81.1% during 2009 principally as a result of our acquisition on January 8, 2009 of Brasil Telecom. Of our gross operating revenues from EILD services, 27.2% during 2009 and 16.6% during 2008 represented fees paid by Oi and Brasil Telecom Mobile for EILD services and was eliminated in the consolidation of our financial statements.

Gross operating revenue from SLD services increased by 274.9% during 2009 principally as a result of our acquisition on January 8, 2009 of Brasil Telecom. Of our gross operating revenues from SLD services, 27.2% during 2009 and 16.6% during 2008 represented fees paid by Oi and Brasil Telecom Mobile for SLD services and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services increased by 59.4% during 2009, primarily as a result of our consolidation of the value-added and other taxes accrued by Brasil Telecom as from January 1, 2009.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the FUNTTEL. We are required to contribute 1.0% of our gross operating revenue from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), to the FUST. We are required to contribute 0.5% of our gross operating revenue from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts

Discounts offered on our fixed-line services generally consist of rebates on pre-paid public calling cards and rebates on pulse-based revenues as a result of our migration from pulses to minutes. Discounts on our fixed-line services increased by R$2,962 million to R$3,390 million during 2009 from R$398 million during 2008, primarily as a result of as a result of our acquisition on January 8, 2009 of Brasil Telecom, which recorded discounts of R$2,725 million during 2009, primarily related to marketing efforts to support its offerings of ADSL subscriptions.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the fixed-line services segment increased by 63.5% to R$23,725 million in 2009 from R$14,507 million in 2008.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Originating calls	R$	2,692	R$	3,589	33.3
Monthly subscription fees		1,399		2,269	62.2
Additional services		555		1,204	116.9
Sale of handsets and accessories		223		368	65.0
Roaming		130		135	3.8
Television		—		23

		4,999		7,588	51.8
Data transmission services:
Transmission—EILD		144		101	(29.9)
Dedicated Line Service—SLD		49		52	6.1
IP services		60		77	28.3
Switching packs and frame relay		62		34	(45.2)
Other services		120		140	16.7

		435		404	(7.1)
Remuneration for the use of the mobile network:
Fixed-line to mobile network use		1,560		2,375	52.2
Mobile to mobile network use		1,031		2,321	125.1

		2,591		4,696	81.2

Total gross operating revenue		8,025		12,688	58.1
Value-added and other indirect taxes		(1,516)		(2,299)	51.6
Discounts and returns		(892)		(1,266)	41.9

Net operating revenue	R$	5,617	R$	9,123	62.4

Gross operating revenues of our mobile services segment increased by 58.1% during 2009, primarily due to (1) a 51.8% increase in gross operating revenues from mobile telephone services, and (2) a 81.2% increase in remuneration for the use of our mobile networks, each of which was primarily a result of the consolidation of the results of Brasil Telecom Mobile during 2009 as a result of the completion of the Brasil Telecom Transaction on January 8, 2009.

Gross Operating Revenues from Mobile Telephone Services

Gross operating revenues from mobile telephone services increased by 51.8% during 2009, principally due to:

•	a 33.3% increase in gross operating revenue from billed minutes;

•	a 62.2% increase in gross operating revenue from monthly subscription fees; and

•	a 116.9% increase in gross operating revenues from additional services.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of the 62.5% increase in the number of billed minutes as a result of a 48.1% increase in the average number of our mobile customers to 36.1 million during 2009 from 24.4 million during 2008, including (1) 7.2 million mobile customers of Brasil Telecom Mobile at December 31, 2009 as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009, and (2) a 5.4 million mobile customers in Region III at December 31, 2009 as a result of the launch of our mobile services in the State of São Paulo in October 2008. The effects of the increase in the number of our mobile customers was partially offset by (1) the migration of our post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes, and (2) the success of our “Oi Bônus Extra” promotion in the fourth quarter of 2009 under which our pre-paid customers were given promotional uncharged minutes with every purchase of additional credits for use on their mobile devices.

Gross operating revenue from monthly subscription fees increased primarily as a result of

•

the 35.0% increase in the number of subscribers to our post-paid plans to 5.3 million during 2009 from 3.9 million during 2008, including (1) approximately 1,029,000 post-paid mobile customers of Brasil Telecom Mobile at December 31, 2009 as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009, and (2) approximately 452,000 post-paid mobile customers as a result of the launch of our mobile services in the State of São Paulo in October 2008; and

•	the migration of our post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes.

Gross operating revenues from additional services, such as fees for participating in the “Oi Ligador” program, fees for SMS, sharing of infrastructure and other value-added services, primarily as a result of:

•

a 55.4% increase in gross operating revenue from pre-paid SMS to R$418 million during 2009 from R$269 million during 2008, principally as a result of the growth of our mobile customer base primarily as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009 and the launch of our mobile services in the State of São Paulo in October 2008;

•

a R$156 million increase in gross operating revenues from occasional services, primarily as a result of the increase in campaigns to promote the sale of voice and data packages, for which we charge specialized rates; and

•

a R$132 million in gross operating revenues from subscription fees for data packages recorded during 2009 as a result of the growth of the number of our 3G customers to approximately 469,000 3G customers as of December 31, 2009.

The average number of our pre-paid mobile customers increased by 49.9% to 30.8 million during 2009 from 20.6 million during 2008, primarily as a result of (1) the addition of 6.1 million pre-paid customers to our customer base as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009, (2) the success of our “Oi Ligador” marketing campaign in Region II, and (3) the addition of approximately 4.9 million pre-paid customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008. As of December 31, 2009, pre-paid customers represented 85.0% of our mobile customer base.

The average number of subscribers to our post-paid mobile plans increased by 38.0% to 5.3 million during 2009 from 3.8 million during 2008, primarily as a result of (1) the addition of 1.0 million post-paid customers to our customer base as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009, (2) the success of our strategy of marketing our “Oi Conta Total” bundled plans to high-income customers, and (3) the addition of approximately 452,000 post-paid customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008. As of December 31, 2009, post-paid customers represented 15.0% of our mobile customer base.

Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) decreased by 0.9% to R$22.50 during 2009 from R$22.70 during 2008.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 81.2% during 2009 as a result of:

•	a 125.1% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of other mobile service providers; and

•

a 52.2% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to the 48.1% increase in the average number of our mobile customers during 2009:

Mobile-to-mobile interconnection fees increased primarily as a result of:

•

the 48.1% increase in the average number of our mobile customers during 2009, which has resulted in an increase in the number of minutes terminated on our mobile network, which was primarily as a result of:

•	the addition of 7.1 million customers to our customer base as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009; and

•

the addition of approximately 5.4 million customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008, which has resulted in an increase in the number of minutes terminated on our mobile network; and

•

the increased number of mobile-to-mobile calls terminated on our mobile networks by customers of other mobile service providers as a result of the increased use by those providers of promotions offering uncharged calls to mobile customers both on and off those providers’ networks.

Of the gross operating revenues from remuneration for use of the mobile network, 21.5% during 2009 and 4,2% during 2008 represented interconnection fees paid by Telemar and Brasil Telecom for the use of our mobile networks to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 51.6% during 2009, primarily as a result of our consolidation of the value-added and other taxes accrued by Brasil Telecom Mobile as from January 1, 2009.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 41.9% during 2009, primarily as a result of (1) our acquisition on January 8, 2009 of Brasil Telecom Mobile, which recorded discounts of R$233 million during 2009, and (2) discounts made available to our costumers under our marketing campaigns relating to the launch of our 3G services and our mobile services in the State of São Paulo.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 62.4% to R$9,123 million in 2009 from R$5,617 million in 2008.

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered increased by 78.1% during 2009, principally due to (1) a 80.0% increase in cost of goods sold and services rendered of our fixed-line services segment, and (2) a 68.8% increase in cost of goods sold and services rendered of our mobile services segment, each primarily as a result of our consolidation of the results of Invitel and its consolidated subsidiaries as from January 1, 2009, as a result of the completion of the Brasil Telecom Transaction.

Of the costs of goods sold and services rendered of our fixed-line services segment, 11.9% during 2009 and 18.0% during 2008 represented (1) interconnection fees paid by our fixed-line services segment for the use of the mobile networks of our mobile services segment to complete fixed-to-mobile calls, (2) fees paid by our fixed-line services segment for the use of the wireless local loop technology of our mobile services segment, (3) customer loyalty campaigns, (4) EILD leasing, and (5) collection commissions. These costs were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 5.5% during 2009 and 10.1% during 2008 represented (1) interconnection fees paid by our mobile services segment for the use of the fixed-line networks of our fixed-line services segment to complete mobile-to-fixed calls, (2) fees paid by our mobile services segment for EILD services, (3) collection commissions, and (4) leasing of infrastructure, towers, circuits and “102” service platform. These costs were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Interconnection	R$	3,371	R$	5,265	56.2
Depreciation		2,488		4,902	97.0
Network maintenance		1,467		2,477	68.8
Rental and insurance		711		1,337	88.0
Third-party services		423		1,187	180.6
Personnel		291		734	152.2
Materials		257		385	49.8
Costs of handsets and accessories		195		579	196.9
Concession contract renewal fee		117		160	36.8
Other costs of services rendered		348		189	(45.7)

Total cost of goods sold and services rendered	R$	9,668	R$	17,215	78.1

Cost of Goods Sold and Services Rendered of Our Fixed-Line Services Segment

Cost of goods sold and services rendered of our fixed-line services segment increased by 80.0% during 2009, principally as a result of:

•

our consolidation of the cost of goods sold and services rendered of Brasil Telecom’s fixed-line and data transmission services business in the amount of R$4,917 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009;

•

a 22.0% increase in interconnection costs in Region I to R$3,996 million during 2009 from R$3,271 million during 2008, primarily as a result of an increase in the total number of minutes used by our fixed-line customers in Region I to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate;

•

a 11.8% increase in depreciation costs in Region I to R$1,980 million during 2009 from R$1,771 million during 2008, primarily as a result of the growth in our property, plant and equipment as a result of the expansion of our broadband network in Region I and increased investments in our voice and data network in Region I; and

•

a 12.0% increase in network maintenance costs in Region I to R$1,572 million during 2009 from R$1,403 million during 2008, primarily due to the growth of our “Oi Velox” services in Region I, which resulted in increased costs to set up “Oi Velox” in our customers’ homes, as well as maintenance costs relating to the expansion of our network.

The gross profit of our fixed-line services segment increased by 44.1% to R$9,606 million during 2009 from R$6,664 million during 2008. As a percentage of net operating revenue of this segment, gross profit declined to 40.5% during 2009 from 45.9% during 2008.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment increased by 68.8% during 2009, principally due to:

•

our consolidation of the cost of goods sold and services rendered of Brasil Telecom’s mobile services businesses in the amount of R$1,485 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009;

•

an 86.3% increase in depreciation expenses to R$1,315 million during 2009 from R$706 million during 2008, primarily due to the increase in property, plant and equipment as a result of the completion of the Brasil Telecom Transaction on January 8, 2009; and

•

a 152.3% increase in the cost of mobile handsets and accessories sold in Regions I and III to R$384 million during 2009 from R$195 million during 2008, primarily due to (1) the change in our accounting policy relating to the amortization of subsidies for handsets sold to post-paid subscribers, which prior to January 1, 2009 were recorded as deferred costs and amortized over 12 months and have been expensed as incurred since January 1, 2009, and (2) to a lesser extent, increased costs for handsets and SIM cards.

The gross profit of our mobile services segment increased by 52.8% to R$3,399 million during 2009 from R$2,225 million during 2008. As a percentage of net operating revenue of this segment, gross profit declined to 37.3% during 2009 from 39.6% during 2008.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 39.7% to R$12,666 million in 2009 from R$9,068 million in 2008. As a percentage of net operating revenue, gross profit declined to 42.4% in 2009 from 48.4% in 2008.

Operating Expenses

Selling Expenses

Selling expenses increased by 50.4% during 2009, principally due to (1) a 75.9% increase in selling expenses of our mobile services segment, and (2) a 33.8% increase in selling expenses of our fixed-line segment, both primarily as a result of our consolidation of the results of Brasil Telecom as from January 1, 2009 as a result of the completion of the Brasil Telecom Transaction.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment increased by 33.8% during 2009, principally due to our consolidation of the selling expenses of Brasil Telecom’s fixed-line services and internet services businesses in the amount of R$1,265 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009. These effects were partially offset by a 11.6% decline in provision for doubtful accounts in Region I to R$502 million during 2009 from R$568 million during 2008.

As a percentage of net operating revenues of this segment, selling expenses declined to 13.7% during 2009 from 16.8% during 2008.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 75.9% during 2009, principally due to:

•

our consolidation of the selling expenses of Brasil Telecom Mobile’s mobile services businesses in the amount of R$520 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009; and

•

a 120.9% increase in expenses for provision for doubtful accounts in Regions I and III to R$254 million during 2009 from R$115 million during 2008, primarily due to the increase in customer delinquencies mainly as a result of (1) the growth of our mobile customer base Regions I and III to 28.1 million in 2009 from 24.4 million in 2008, primarily due to the commencement of our mobile services in the State of São Paulo in October 2008, and (2) the growth in the number of customers that subscribe to our “Oi Conta Total” service to 1.4 million in 2009 from 1.1 million in 2008 as we have expanded our marketing of these plans to include low income customers with higher delinquency rates.

As a percentage of net operating revenues of this segment, selling expenses increased to 24.6% during 2009 from 22.7% during 2008.

General and Administrative Expenses

General and administrative expenses increased by 90.1% during 2009, principally due to (1) a 82.5% increase in operating expenses of our fixed-line segment, and (2) a 94.6% increase in selling expenses of our mobile services segment, both primarily as a result of our consolidation of the results of Brasil Telecom as from January 1, 2009 as a result of the completion of the Brasil Telecom Transaction.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment increased by 82.5% during 2009, principally due to our consolidation of the general and administrative expenses of Brasil Telecom’s fixed-line and data transmission services businesses in the amount of R$1,327 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009. These effects were partially offset by a 75.0% decrease in rental and insurance expenses in Region I and III to R$24 million during 2009 from R$96 million during 2008, primarily as a result of a decline of leasing expenses for computer equipment to R$4 million in 2009 from R$62 million in 2008.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 94.6% during 2009, principally due to:

•

our consolidation of the general and administrative expenses of Brasil Telecom Mobile’s mobile services businesses in the amount of R$161 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009; and

•

a 375.0% increase in rental and insurance expenses in Regions I and III to R$133 million during 2009 from R$28 million during 2008, primarily as a result of an increase in rental expenses incurred for leases of physical space from other telecommunications service providers.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 59.2% to R$1,380 million during 2009 from R$867 million during 2008, primarily due to:

•

a 57.9% increase in recovered expenses to R$401 million during 2009 from R$254 million during 2008, primarily as a result of the consolidation of the recovered expenses of Brasil Telecom in the amount of R$213 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009;

•

a 49.6% increase in rental of infrastructure to R$338 million during 2009 from R$226 million during 2008, primarily as a result of the consolidation of the infrastructure rental income of Brasil Telecom in the amount of R$90 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009;

•	a 38.4% increase in late-payment charges to R$281 million during 2009 from R$203 million during 2008; and

•

a 106.7% increase in technical and administrative services to R$93 million during 2009 from R$45 million during 2008, primarily as a result of the consolidation of technical and administrative services income of Brasil Telecom in the amount of R$51 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009.

Other Operating Expenses

Other operating expenses increased by 169.8% to R$4,004 million during 2009 from R$1,484 million during 2008, primarily due to:

•

an increase in provision for losses in regard to civil contingencies to R$2,215 million during 2009 from R$266 million during 2008, primarily as a result of (1) our reclassification of the probability of loss in, and our review of the process we use to estimate provisions for, certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, and (2) the change in our criteria for estimating probable losses in certain legal proceedings in order to align Brasil Telecom’s policies with ours; and

•

a 95.3% increase in taxes (other than taxes on gross revenue and income and social contribution) to R$828 million during 2009 from R$424 million during 2008, primarily as a result of the consolidation of tax expenses of Brasil Telecom in the amount of R$325 million as a result of the completion of the Brasil Telecom Transaction on January 8, 2009.

The effects of these factors were partially offset by the effects of the R$315 million that we recorded during 2008 as litigation settlement payments relating to the contribution that we made to the settlement of certain outstanding litigation between the controlling shareholders of Invitel to facilitate our purchase of the shares of Invitel as part of the Brasil Telecom Transaction.

As a result of our acquisition of control of Brasil Telecom in January 2009, we have changed Brasil Telecom’s criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align Brasil Telecom’s policies with ours. As a result, we have recorded additional provisions for labor proceedings and tax proceedings during 2009 in the amount of R$334 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that Brasil Telecom acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we have reviewed the process we use to estimate provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. As a result, we recorded an additional provision of R$2,325 million in 2009. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings—Civil Proceedings.”

Operating Income

As a result of the foregoing, our consolidated operating income declined by 50.2% to R$1,640 million in 2009 from R$3,291 million in 2008. As a percentage of net operating revenue, operating income declined to 5.5% in 2009 from 17.6% in 2008.

Operating Income of Our Fixed-Line Services Segment

The operating income of our fixed-line services segment declined by 87.7% to R$393 million in 2009 from R$3,186 million in 2008. As a percentage of the net operating revenues of this segment, operating income declined to 1.7% in 2009 from 22.0% in 2008.

Operating Income of Mobile Services Segment

The operating income of our mobile services segment increased by 5.6% to R$472 million in 2009 from R$447 million in 2008. As a percentage of the net operating revenues of this segment, operating income declined to 5.2% in 2009 from 8.0% in 2008.

Financial Expenses, Net

Financial Income

Financial income increased by 20.4% to R$1,601 million during 2009 from R$1,330 million during 2008, principally due to a 100.3% increase in exchange and monetary correction on other assets variation to R$585 million during 2009 from R$292 million during 2008, primarily as a result of (1) the consolidation of the financial income of Brasil Telecom as a result of the completion of the Brasil Telecom Transaction on January 8, 2009, and (2) the 25.5% appreciation of the real against the U.S. dollar during 2009 as compared to the 31.9% depreciation of the real against the U.S. dollar during 2008.

Financial Expenses

Financial expenses increased by 46.9% to R$3,986 million during 2009 from R$2,714 million during 2008, primarily due to (1) a R$1,583 million loss of derivative transactions in 2009 compared to a R$554 million gain in 2008, primarily as a result of the appreciation of the real against the U.S. dollar in 2009 and the 27.1% appreciation of the real against the Japanese yen in 2009 compared to the depreciation of the real against the U.S. dollar in 2008 and the 62.9% depreciation of the real against the Japanese yen in 2008, and (2) an increase in interest expenses due to the increased average level of outstanding indebtedness, principally as a result of the consolidation of the indebtedness of Brasil Telecom as a result of the completion of the Brasil Telecom Transaction on January 8, 2009 and the financing transactions which we have entered into in connection with the acquisition of Brasil Telecom.

The effects of these changes were partially offset by a R$1,475 million monetary and exchange variation gain on outstanding loans recorded during 2009 compared to R$1,375 million of monetary and exchange variation losses on outstanding loans during 2008, primarily attributable to the appreciation of the real against the U.S. dollar and Japanese yen in 2009 compared to the depreciation of the of the real against the U.S. dollar and Japanese yen in 2008.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in 2009 and 2008. The effective tax rate applicable to our taxable income was 41.7% during 2009, resulting in an expense of R$311 million, while the effective tax rate applicable to our taxable income was 25.9% during 2008, resulting in an expense of R$475 million. The higher effective tax rate during 2009 was principally the result of (1) the increased tax effects of permanent additions during 2009, which increase our tax expenses by R$274 million during 2009 compared to R$122 million during 2008, (2) unrecognized deferred tax assets which increased our tax expense by R$249 million in 2009, and (3) the fiscal benefit of exploration profit recognized in the result by the application of Law No. 11,638 which increased our tax expense by R$137 million in 2009.

Non-Controlling Interest

Non-controlling interest was a benefit of R$620 million in 2009 compared to an expense of R$278 million in 2008, primarily reflecting the inclusion of the non-controlling shareholders’ interest in the net loss of Brasil Telecom in 2009 as a result of our acquisition of Brasil Telecom Mobile on January 8, 2009 and the non-controlling shareholders’ interest in the net loss of Telemar in 2009 compared to the net income of Telemar in 2008.

Net Income (Loss)

Our net loss was R$436 million in 2009 compared to net income of R$1,154 million in 2008. As a percentage of net operating revenue, net loss was 1.5% in 2009 compared to net income of 6.2% in 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	25,153	R$	27,197	8.1
Taxes and deductions		(7,569)		(8,461)	11.8

Net operating revenues		17,584		18,736	6.6
Cost of services and goods sold		(9,256)		(9,668)	4.5

Gross profit		8,328		9,068	8.9
Operating expenses:
Selling expenses		(2,691)		(3,547)	31.8
General and administrative expenses		(1,223)		(1,613)	31.9
Other net operating income (expenses)		(479)		(617)	28.8

Operating income before net interest expenses		3,935		3,291	(16.4)
Net interest expenses		(478)		(1,384)	189.5

Income before taxes and non-controlling interest		3,457		1,907	(44.8)
Income tax and social contribution		(615)		(475)	(22.8)
Non-controlling interest		(524)		(278)	(46.9)

Net income	R$	2,318	R$	1,154	(50.2)

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 8.1% in 2008, principally due to a 44.3% increase in gross operating revenues of our mobile services segment and, to a lesser extent, a 0.3% increase in gross operating revenues of our fixed-line services segment, as discussed below.

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

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	R$	6,980	R$	6,911	(1.0)
Metered services		1,798		1,395	(22.4)
Fixed-line to mobile calls (VC1)		2,772		2,798	0.9
Other revenues		106		87	(17.9)

		11,656		11,192	(4.0)
Long-distance services:
Fixed-line to mobile calls (VC2 and VC3)		816		853	4.5
Intrasectorial		1,630		1,734	6.4
Intersectorial		436		398	(8.7)
Interregional		629		806	28.0
International		76		63	(17.1)

		3,587		3,854	7.4
Other fixed-line services:
Pre-paid calling cards for public telephones		1,106		656	(40.7)
Additional services		649		676	4.2
Advanced voice		228		216	(5.3)

		1,983		1,548	(21.9)
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use		519		473	(8.9)
Mobile to fixed-line network use		171		475	177.8

		690		948	37.4
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)		1,121		1,391	24.1
Transmission—EILD		509		602	18.3
Dedicated Line Service—SLD		203		179	(11.8)
IP services		298		310	4.0
Switching packs and frame relay		217		227	4.6
Other services		260		329	26.5

		2,608		3,038	16.5

Total gross operating revenue		20,524		20,580	0.3
Value-added and other indirect taxes		(5,866)		(5,675)	(3.3)
Discounts and returns		(270)		(398)	47.4

Net operating revenue	R$	14,388	R$	14,507	0.8

Gross operating revenues of our fixed-line services segment increased by 0.3% in 2008, principally due to:

•	a 16.5% increase in gross operating revenues from data transmission services;

•	a 7.4% increase in gross operating revenue from long-distance services; and

•	a 37.4% increase in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these increases were almost entirely offset by:

•	a 4.0% decline in gross operating revenues from local services; and

•	a 21.9% decline in gross operating revenues from other fixed-line services, principally sales of pre-paid calling cards for use in public telephones.

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

Other Long-Distance Calls

Gross operating revenues from interregional and intrasectorial long-distance calls increased by 28.0% and 6.4%, respectively, in 2008, principally as a result of (1) the 52.6% increase in the number of users of mobile devices in Region I in 2008, including the 33.7% increase in the number of our mobile customers in Region I, (2) the success of our “Oi Ligador” campaign, and (3) increases in our regulated long-distance rates of 1.83% and 2.76% that were implemented in July 2007 and July 2008, respectively. The effects of these increases were partially offset by a 9.0% decline in the total number of intersectorial long-distance minutes to 1,066 billion in 2008 from 1,171 billion in 2007, the effect of which was partially offset by the increases in our regulated long-distance rates that were implemented in July 2007 and July 2008.

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

Gross operating revenues from ADSL subscriptions increased by 24.1% in 2008 primarily due to the 29.4% increase in the number of ADSL subscriptions in 2008 to 2.0 million at December 31, 2008 from 1.5 million at December 31, 2007, as a result of our continued focus on increasing Oi Velox’s penetration of our local fixed-line subscriber base. The effects of this increase were partially offset by a 5.8% decline in average monthly net revenues per line generated by ADSL subscriptions to R$43.7 in 2008 from R$46.4 in 2007. As of December 31, 2008, Oi Velox’s customer base represented 14.1% of our total fixed lines in service as compared to 10.7% as of December 31, 2007.

Gross operating revenue from EILD services increased by 18.3% in 2008 principally due to the increased number of rented circuits as a result of a growth in demand for these services. Of our gross operating revenues from EILD services, 8.7% in 2008 and 10.3% in 2007 represented fees paid by Oi for EILD services and was eliminated in the consolidation of our financial statements.

Gross operating revenues from other data transmission services are primarily generated by our ISP services and equipment rental. Gross operating revenues from other data transmission services increased by 26.5% in 2008 primarily due to (1) an increase of R$35 million in aggregate subscription fees received from subscribers of services provided by “Oi Internet,” our ISP, as a result of the increase in the number of our broadband services customers, (2) an increase of R$23 million related to rental of Customer Premises Equipment (CPE), which is a service that includes not only the rental of equipment, but also maintenance, installation, software updating and product warranties, (3) an increase of R$16 million in infrastructure rental, and (4) an increase of R$9 million in electronic transactions.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services declined by 3.3% in 2008, primarily reflecting the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services.

Discounts

Discounts offered on our fixed-line services generally consist of rebates on pre-paid public calling cards and rebates on pulse-based revenues as a result of our migration from pulses to minutes. Discounts on our fixed-line services increased by 47.4% in 2008, primarily as a result of higher discounts made available to our costumers under our marketing campaigns.

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

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Originating calls	R$	1,658	R$	2,692	62.4
Monthly subscription fees		937		1,399	49.3
Additional services		335		555	65.7
Sale of handsets and accessories		243		223	(8.2)
Roaming		114		130	14.0

		3,287		4,999	52.1
Data transmission services:
Transmission—EILD		134		144	7.5
Dedicated Line Service—SLD		42		49	16.7
IP services		37		60	62.2
Switching packs and frame relay		69		62	(10.1)
Other services		76		120	57.9

		358		435	21.5
Remuneration for the use of the mobile network:
Fixed-line to mobile network use		1,001		1,560	55.8
Mobile to mobile network use		915		1,031	12.8

		1,916		2,591	35.2

Total gross operating revenue		5,561		8,025	44.3
Value-added and other indirect taxes		(1,039)		(1,516)	45.8
Discounts and returns		(420)		(892)	113.9

Net operating revenue	R$	4,102	R$	5,617	36.9

Gross operating revenues of our mobile services segment increased by 44.3% in 2008, primarily due to (1) a 52.1% increase in gross operating revenues from mobile telephone services, and (2) a 35.2% increase in remuneration for the use of our mobile network.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 52.1% in 2008, principally due to:

•

a 62.4% increase in gross operating revenue from billed minutes, primarily as a result of (1) the 52.5% increase in the number of our mobile customers to 24.4 million at December 31, 2008 from 16.0 million at December 31, 2007, and (2) rate increases for our billed minutes that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST;

•

a 49.3% increase in gross operating revenue from monthly subscription fees, primarily due to (1) the increase in the number of subscribers to our post-paid plans, and (2) rate increases for our post-paid plans that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST; and

•

a 65.7% increase in gross operating revenues from additional services, such as fees for participating in the “Oi Ligador” program, fees for Short Message Services, or SMS, sharing of infrastructure and other value-added services, primarily as a result of (1) a 77.3% increase in gross operating revenue from pre-paid SMS to R$269 million in 2008 from R$152 million in 2007, and (2) a 211.8% increase in gross operating revenues from subscription fees for data packages to R$26 million in 2008 from R$8 million in 2007.

The number of our pre-paid mobile customers increased by 53.6% in 2008 to 20.6 million at December 31, 2008 from 13.4 million at December 31, 2007, primarily as a result of (1) the success of our “Oi Ligador” marketing campaign, which we launched in July 2007, (2) the addition of 1.3 million pre-paid customers to our customer base as a result of our acquisition of Amazônia Celular on April 3, 2008, and (3) the addition of approximately 1.9 million pre-paid customers to our customer base as a result of the launch of our mobile services in the State of São Paulo in October 2008. As of December 31, 2008, pre-paid customers represented 84% of our mobile customer base.

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

Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 2.9% to R$22.70 in 2008 from R$22.06 in 2007.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 35.2% in 2008 as a result of:

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

Of the gross operating revenues from remuneration for use of the mobile network, 4.2% in 2008 and 4.6% in 2007 represented interconnection fees paid by Telemar for the use of Oi’s mobile network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

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

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered increased by 4.5% in 2008, principally due to a 24.0% increase in cost of goods sold and services rendered of our mobile services segment and a 3.7% increase in cost of goods sold and services rendered of our fixed-line services segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line services segment, 18.0% in 2008 and 13.3% in 2007 represented (1) interconnection fees paid by Telemar for the use of Oi’s mobile network to complete fixed-to-mobile calls, (2) fees paid by Telemar for the use of Oi’s wireless local loop technology, (3) customer loyalty campaigns, (4) EILD leasing, and (5) collection commissions. These costs were eliminated in the consolidation of our financial statements.

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

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Interconnection	R$	3,332	R$	3,371	1.2
Depreciation		2,270		2,488	9.6
Network maintenance		1,363		1,467	7.6
Rental and insurance		655		711	8.5
Third-party services		452		423	(6.4)
Personnel		253		291	15.0
Materials		280		257	(8.2)
Costs of handsets and accessories		262		195	(25.6)
Concession contract renewal fee		96		117	21.9
Other costs of services rendered		293		348	18.8

Total cost of goods sold and services rendered	R$	9,256	R$	9,668	4.5

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

The gross profit of our fixed-line services segment declined by 2.4% to R$6,664 million in 2008 from R$6,826 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 45.9% in 2008 from 47.4% in 2007.

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

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 8.9% to R$9,068 million in 2008 from R$8,328 million in 2007. As a percentage of net operating revenue, gross profit increased to 48.4% in 2008 from 47.4% in 2007.

Operating Expenses

Selling Expenses

Selling expenses increased by 31.8% in 2008, principally due to a 59.7% increase in selling expenses of our mobile services segment and a 17.0% increase in selling expenses of our fixed-line segment.

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

Selling expenses of our mobile services segment increased by 59.7% in 2008, principally due to:

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

•

a 23.5% increase in other third-party services expenses to R$84 million in 2008 from R$68 million in 2007, primarily due to higher costs related to logistics (mainly inventory and distribution costs related to mobile handsets and SIM cards), resulting from the growth in this segment’s customer base; and

•

a 125.0% increase in marketing expenses to R$270 million in 2008 from R$120 million in 2007, primarily due to higher spending on marketing campaigns, production, creation, events, market research, sponsorships and promotions, all to a large extent related to the launch of our mobile services in the State of São Paulo in October 2008.

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

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 23.2% to R$867 million in 2008 from R$704 million in 2007, primarily due to:

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

The effects of these increases were partially offset by a 68.9% decline in other revenues to R$23 million in 2008 from R$74 million in 2007.

Other Operating Expenses

Other operating expenses increased by 25.4% to R$1,484 million in 2008 from R$1,183 million in 2007, primarily due to:

•

R$315 million that we recorded in 2008 as litigation settlement payments relating to the contribution that we made to the settlement of certain outstanding litigation between the controlling shareholders of Invitel to facilitate our purchase of the shares of Invitel as part of the Brasil Telecom Transaction;

•	a 162.9% increase in losses on the disposition of permanent assets to R$92 million in 2008 from R$35 million in 2007, primarily relating to the write-off of certain network equipment;

•	a 65.5% increase in employees’ profit sharing expenses to R$139 million in 2008 from R$84 million in 2007, mainly due to the performance of our company and attainment of our targets; and

•	an 8.4% increase in taxes to R$424 million in 2008 from R$391 million in 2007, mainly related to the FUST and the FUNTTEL.

The effects of these increases were partially offset by:

•	the full amortization of the goodwill related to our acquisition of Pegasus in 2007, which resulted in a charge of R$75 million in 2007 as compared to no charge in 2008; and

•	a non-recurring net loss caused by fire in the amount of R$53 million that was recorded in 2007.

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

Financial Expenses, Net

Financial Income

Financial income increased by 38.4% to R$1,330 million in 2008 from R$961 million in 2007, primarily due to a 86.2% increase in yield on marketable securities to R$825 million in 2008 from R$443 million in 2007 attributable to a 53.2% increase in our average cash and cash equivalent and financial investments balances invested in 2008 as well as a 3.0% increase in average interest rates in 2008.

Financial Expenses

Financial expenses increased by 88.6% to R$2,714 million in 2008 from R$1,439 million in 2007, primarily due to:

•

a R$1,375 million monetary and exchange variation loss on outstanding loans recorded in 2008 compared to R$440 million of monetary and exchange variation gains on outstanding loans in 2007, primarily attributable to (1) the 31.9% depreciation of the real against the U.S. dollar in 2008 compared to the 17.2% appreciation of the real against the U.S. dollar in 2007, and (2) the 62.8% depreciation of real against the Japanese yen in 2008 compared to the 11.8% appreciation of the real against the Japanese yen in 2007; and

•

a 153.3% increase in interest on outstanding loans to R$998 million in 2008 from R$394 million in 2007, primarily as a result of our increased level of indebtedness principally attributable to the indebtedness that we incurred in 2008 to finance the Brasil Telecom Transaction.

The effects of these changes were partially offset by our recording of R$554 million in gains on derivative transaction in 2008 compared to R$649 million in losses on derivative transactions in 2007, principally attributable to the impact of the depreciation of the real against the relevant currencies in 2008 compared to the appreciation of the real in 2007.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the years ended December 31, 2008 and 2007. The effective tax rate applicable to our taxable income was 25.9% during 2008, resulting in an expense of R$475 million, while the effective tax rate applicable to our taxable income was 17.8% during 2007, resulting in an expense of R$615 million. The higher effective tax rate in 2008 was principally the result of (1) the reduction of tax benefits from income tax and social contribution from R$97 million in 2007 to nil in 2008, (2) the reduction of tax benefits from permanent exclusion of equity accounting adjustments from R$72 million in 2007 to nil in 2008, and (3) the reduction of tax effects of permanent exclusions, which increased our tax expense by R122 million in 2008 compared to R$171 million in 2007.

Non-Controlling Interest

Non-controlling interest declined by 46.9% to R$278 million in 2008 from R$524 million in 2007, primarily reflecting the non-controlling shareholders’ interest in reduced net income of Telemar in 2008.

Net Income

Our net income declined by 50.2% to R$1,154 million in 2008 from R$2,318 million in 2007. As a percentage of net operating revenue, net income declined to 6.2% in 2008 from 13.2% in 2007.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity; and

•	funds required for potential acquisitions of equity interests in other telecommunications providers.

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

During 2009, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2009, our consolidated cash and cash equivalents amounted to R$6,206 million. At December 31, 2009, we had working capital of R$1,464 million. We believe that our working capital is sufficient for our present requirements.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$3 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2010, and approximately R$6 billion to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2011 and 2012. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$4,575 million in 2009, R$6,084 million in 2008 and R$5,442 million in 2007. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$5,680 million in 2009, R$6,732 million in 2008 and R$4,248 million in 2007.

During 2009, investing activities for which we used cash primarily consisted of (1) investments of R$5,018 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment, and (2) investments of R$1,673 million related to our acquisition of control of Brasil Telecom. During 2009, we made judicial deposits and blockings in the amount of R$881 million and increased our financial investments by R$193 million.

During 2008, investing activities for which we used cash primarily consisted of (1) investments of R$5,061 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment, and (2) net investments of R$3,306 million, primarily related to our acquisition of preferred shares of Brasil Telecom Holding and Brasil Telecom through open market purchases and tender offers for these shares and our acquisition of Amazônia Celular. During 2008, we also increased our financial investments by R$1,989 million, primarily due to a higher cash position in the period.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$2,187 million in 2009, provided net cash of R$6,685 million in 2008 and used net cash of R$609 million in 2007.

During 2009, our principal sources of borrowed funds consisted of:

•	R$369 million aggregate principal amount borrowed under a credit facility with BNB that we entered into in February 2009;

•	US$227 million aggregate principal amount borrowed under an export credit facility that we entered into in February 2009;

•	R$2,572 million aggregate principal amount non-convertible debentures issuance in April 2009;

•	US$750 million aggregate principal amount senior notes issuance in April 2009;

•	US$50 million aggregate principal amount borrowed under an unsecured line of credit in May 2009;

•	US$108 million aggregate principal amount borrowed under an export credit facility that we entered into in June 2008;

•	R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009;

•	R$1,500 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in December 2009; and

•	R$313 million aggregate principal amount borrowed under a credit facility with BNDES that Brasil Telecom entered into in November 2006.

We used cash (1) to repay R$5,314 million of our outstanding long-term indebtedness, (2) to acquire 40,452,227 common shares of Brasil Telecom Holding and 630,872 common shares of Brasil Telecom for an aggregate amount of R$3,596 million in mandatory tender offers we conducted for any and all outstanding common shares of Brasil Telecom Holding and Brasil Telecom, and (3) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$2,454 million.

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

Indebtedness and Financing Strategy

At December 31, 2009, our total outstanding indebtedness on a consolidated basis was R$28,826 million (excluding swap adjustments of R$1,092 million), consisting of R$7,964 million of short-term indebtedness, including the current portion of long-term indebtedness (or 27.6% of our total indebtedness), and R$20,862 million of long-term indebtedness (or 72.4% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness at December 31, 2009 was R$24,002 million (excluding swap adjustments of R$1,092 million), or 83.3% of our total indebtedness, and our foreign currency-denominated indebtedness was R$4,824 million, or 16.7% of our total indebtedness. At December 31, 2009, our real-denominated indebtedness (excluding swap adjustments) bore interest at an average rate of 9.98% per annum, and our foreign currency denominated debt bore interest at an average rate of 6.59% per annum for loans denominated in U.S. dollars, 1.14% per annum for loans denominated in Japanese yen, and 9.51% for loans bearing interest at rates linked to the Cesta de Moedas.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the proceeds of long-term loans and long-term debt securities, to increase our liquidity levels and improve our strategic, financial and operational flexibility. In light market conditions at the time, we entered into certain short-term debt instruments for the financing of the Brasil Telecom Transaction. Once market conditions normalized, we returned to our strategy of extending the average term of our indebtedness. Our financing strategy over the next several years involves reducing our leverage and maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to affect adversely our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt (including swap adjustments of R$588 million), including the current portion of long-term loans and financings and debentures, was R$8,552 million at December 31, 2009. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities. However, in light of market conditions at the time, we entered into certain short-term debt instruments for the financing of the Brasil Telecom Transaction. We believe that we will be able to repay the outstanding amount of these short-term debt instruments at maturity or refinance these short-term debt instruments prior to their maturity with the proceeds of long-term debt instruments.

In August 2008, Telemar issued promissory notes in an aggregate principal amount of R$3,600 million to finance the Brasil Telecom Transaction. These promissory notes will mature in August 2010. These promissory notes bear interest at the CDI rate plus 1.60% per annum, payable annually in arrears.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	fixed-rate notes issued in the international market; and

•	bank credit facilities.

Some of our debt instruments require that TNL, Telemar or Brasil Telecom comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios.

At December 31, 2008, Telemar was not in compliance with the shareholders’ equity to total assets ratio covenant or the EBITDA to net operating revenue ratio covenant contained in its debt agreements with BNDES. In 2009, BNDES granted us a waiver in respect of the breach of these two financial covenants up to and including December 31, 2009. In November 2009 we amended all our subsidiaries debt instruments with BNDES so financial ratios will be measured based on our consolidated results in future periods of June and December.

As the result of Telemar’s acquisition of control of Brasil Telecom in January 2009, we changed Brasil Telecom’s criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align its policies with ours. These changes resulted in Brasil Telecom recording additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively, in 2009.

In addition, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that Brasil Telecom acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we revised our estimate of the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT, considering aspects of the process we use to estimate the amount of provisions for civil contingencies related to the dates and discussions that guided the final decisions of the proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. As a result, Brasil Telecom’s provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$2,325 million. For additional information regarding these suits, see “Item 8. Financial Information—Legal Proceedings—Civil Claims.”

As a result of these adjustments in Brasil Telecom’s provision for contingencies, Brasil Telecom did not comply with certain covenants set forth in (1) its debentures as of June 30, 2009, and (2) its debt instrument guaranteed by The Japan Bank of International Cooperation, or JBIC, as of June 30, 2009, September 30, 2009, December 31, 2009 or March 31, 2010. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, Brasil Telecom is not in compliance with the covenants containing these ratios.

In anticipation of Brasil Telecom’s failure to achieve the EBITDA to financial expenses ratio set forth in its debentures, in July 2009 we sought and obtained from the holders of these debentures modifications of the covenants contained in these debentures to reduce the EBITDA to financial expenses ratio from 1.95 to 0.95 effective June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Following our subsequent review of the process Brasil Telecom uses to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT and because we believed that the additional provision to be recorded in the second quarter of 2009 as a result of this review would result in Brasil Telecom’s failure to achieve the EBITDA to financial expenses ratio set forth in the amended covenants set forth in its debentures, in March 2010 we sought and obtained from the holders of these debentures modifications of the covenants contained in these debentures to eliminate Brasil Telecom’s obligation to comply with the reduced EBITDA to financial expenses ratio for the fiscal quarter ended on June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Because we believe that the additional provisions that Brasil Telecom has recorded are not recurring events therefore will not affect Brasil Telecom’s EBITDA as calculated under its debentures for periods after March 31, 2010, we believe that Brasil Telecom will comply with the covenants under its debentures for foreseeable future periods.

In anticipation of Brasil Telecom’s failure to achieve the consolidated EBITDA to consolidated interest expense ratio set forth in its debt instrument guaranteed by JBIC, we sought and obtained waivers of Brasil Telecom’s non-compliance with this ratio as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Because we believe that the additional provisions that Brasil Telecom has recorded are not recurring events therefore will not affect Brasil Telecom’s EBITDA as calculated under its debt instrument guaranteed by JBIC for periods after March 31, 2010, we believe that Brasil Telecom will comply with the covenants contained in its debt instrument guaranteed by JBIC for foreseeable future periods.

Brasil Telecom’s debt instruments with BNDES also include financial covenants. Prior to November 2009, these covenants required Brasil Telecom to maintain certain financial ratios, which were measured on a semiannual basis in June and December. As of June 30, 2009, Brasil Telecom was not in compliance with the EBITDA to Financial Expenses ratio contained in these agreements as a result of the recognition of additional provisions for contingencies described above. Because it was probable that Brasil Telecom would not comply with this covenant on December 31, 2009, we sought and obtained a waiver from BNDES relating to the June 30 and December 31, 2009 non-compliance. As a result of amendments to these debt instruments in November 2009, the financial ratios contained in those covenants are measured based on the consolidated financial statements of TNL. These covenants require TNL to maintain certain financial ratios, which are measured on a semiannual basis in June and December. Noncompliance with these covenants for two consecutive semiannual periods will constitute a default under these agreements. As of December 31, 2009, Brasil Telecom was in compliance with all financial covenants included in its debt instruments with BNDES and we believe that Brasil Telecom will comply with all financial covenants contained in its debt instruments with BNDES for foreseeable future periods.

In light market conditions at the time, Telemar entered into certain short-term debt instruments to finance Brasil Telecom Transaction. As a result of this increase in Telemar’s short-term indebtedness, together with the consolidation of the short-term indebtedness of Brasil Telecom following the acquisition of control of Brasil Telecom by Telemar, Telemar did not comply with the debt service coverage ratio contained in its debt instrument with JBIC for the fiscal quarters ended June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. We have received waivers from JBIC in respect of the breach of this covenant for the fiscal quarters ended June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010.

We anticipate that Telemar will not comply with the debt service coverage ratio contained in the covenants set forth in its debt instrument with JBIC as of June 30, 2010, September 30, 2010 or December 31, 2010. We are currently discussing modifications of this covenant with JBIC. In the event that we do not reach an agreement with JBIC regarding modifications under which we would comply with this covenant, we will seek a waiver of these anticipated breaches from JBIC. We cannot provide investors with any assurance that this waiver will be obtained.

In the event that we are unable to obtain a waiver of the anticipated breaches of this debt, we intend to exercise our right to prepay this debt. We believe that this prepayment would avoid triggering any cross-default or cross acceleration provisions contained in Telemar’s other debt agreements. In the event that we are unable to obtain this waiver and do not prepay this debt, JBIC would have the right to accelerate this debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing this ratio. As of December 31, 2009, we classified the aggregate principal amount of this debt of R$647 million as current in our financial statements.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness

At December 31, 2009, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Credit Facilities with BNDES

Telemar, Oi, Brasil Telecom and Brasil Telecom Mobile have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding the investment plans of Telemar and Brasil Telecom, funding the expansion of the telecommunications plant (voice, data and video) of Telemar and Brasil Telecom, and making operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2009.

Facility	Outstanding Principal Amount at December 31, 2009		Interest Rate	Amortization Schedule	Final Maturity
	(in millions)
Telemar 2003 credit facility:
Real-denominated loan	R$	86	TJLP plus 4.5%	Monthly	January 2011
Currency-basket-denominated loan	US$	356	UMBNDES plus 4.5% (1)	Monthly	January 2011
Brasil Telecom 2004 credit facility:
TJLP loans	R$	255	TJLP plus 5.5%	Monthly	February 2011
Currency-basket-denominated loan	R$	38	Cesta de Moedas plus 5.5%	Monthly	April 2011
Telemar 2004 credit facility	R$	272	TJLP plus 4.5%	Monthly	October 2012
Brasil Telecom 2006 credit facility:
A loans	R$	1,826	TJLP plus 4.3%	Monthly	May 2014
B loans	R$	49	TJLP plus 2.3%	Monthly	May 2014
Telemar 2006 credit facility:
A loans	R$	1,716	TJLP plus 4.5%	Monthly	June 2014
B loans	R$	73	TJLP plus 2.5%	Monthly	June 2014
Oi 2007 credit facility	R$	469	TJLP plus 4.5%	Monthly (2)	January 2015
Brasil Telecom Mobile 2008 credit facility	R$	260	TJLP plus 3.52%	Monthly (3)	September 2017
December 2009 credit facility:
Floating-rate loans	R$	1,220	TJLP plus 3.95%	Monthly (4)	December 2018
Fixed-rate loans	R$	280	4.5%	Monthly (4)	December 2018

(1)	The UMBNDES rate is an interest rate set by BNDES for its loans in foreign currency.
(2)	Amortization on this facility commences in February 2010.
(3)	Amortization on this facility commences in October 2010.
(4)	Amortization on this facility commences in January 2012.

Debentures

Telemar and Brasil Telecom have issued several series of debentures in the Brazilian market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding debentures, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2009		Interest Rate	Final Maturity
	(in millions of reais)
Telemar Debentures due 2011	R$	964	115% of DI (1)	May 2011 (2)
Telemar Debentures due 2011	R$	1,620	103% of CDI	March 2011
Telemar Debentures due 2012	R$	1,607	120% of DI	April 2012 (2)
Telemar Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
Brasil Telecom Debentures due 2013	R$	1,080	DI plus 3.5%	June 2013 (3)

(1)	The DI rate is the average daily Brazilian interbank deposit rate expressed as an annual rate.
(2)	Interest on this debenture is payable only upon maturity.
(3)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the Brasil Telecom Transaction. The loans under this line of credit bear interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. The principal of these loans is payable in seven equal annual installments, commencing in May 2010.

In May 2009, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of US$50 million. The loans under this line of credit bear interest at 5.0% per annum, payable semi-annually in arrears in May and November until maturity. The principal of these loans is payable in 10 semi-annual installments, commencing in May 2010.

In November 2009, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$2,000 million, with maturity at November 2014. The loans under this line of credit bear interest at the rate of 117.5% of the DI rate, payable quarterly in arrears from November 2009 through November 2011, and monthly from December 2011 through maturity. The principal of these loans is payable in 36 equal monthly installments, commencing in December 2011.

Credit Facilities with Export Credit Agencies

JBIC Loan Agreements

In August 2001, we entered into a loan agreement with Japan Bank for International Cooperation, or JBIC, under which JBIC disbursed a loan in the Japanese yen-equivalent amount of US$300 million to finance the expansion of the telecommunication network of Telemar. This loan bears interest at 1.65% per annum. Interest on this loan is payable semi-annually in arrears through maturity in January 2010. The outstanding principal amount of this loan is payable in 16 equal semi-annual installments which commenced in July 2002. At December 31, 2009, the outstanding principal amount under this loan agreement was ¥2,336 billion (US$25 million). This loan was repaid in January 2010.

In December 2002, we entered into a loan agreement with JBIC under which JBIC disbursed two loans in an aggregate Japanese yen-equivalent amount of US$250 million. The proceeds of these loans were used to make investments necessary to meet the targets established in the General Plan on Universal Service for December 31, 2003, to improve the quality of our service quality, to invest in other business opportunities and invest in information technology. These loans bear interest at the rate of Japanese yen LIBOR plus 1.25% per annum. Interest on this loan is payable semi-annually in arrears through maturity in January 2011. The outstanding principal amount of this loan is payable in 16 equal semi-annual installments which commenced in July 2003. At December 31, 2008, the outstanding principal amount under this loan agreement was ¥5,590 million (US$60 million).

Export Credit Facility with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. At December 31, 2009, the outstanding principal amount under this export credit facility was US$255 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to our infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. At December 31, 2009, the outstanding principal amount under these loans was US$250 million.

Credit Facility with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation under which China Development Bank Corporation agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million under this credit facility were received in 2009. The proceeds of this credit facility have been and will be used to fund equipment purchases related to our capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. At December 31, 2009, the outstanding principal amount under this credit facility was US$227 million.

Fixed-Rate Notes

We have issued three series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at December 31, 2009		Final Maturity
	(in millions of U.S. dollars)
TNL 8.00% Senior notes due 2013 (1)	US$	150	December 2013 (2)
Brasil Telecom 9.375% notes due 2014	US$	200	February 2014
Telemar 9.500% notes due 2019	US$	750	April 2019

(1)	These notes are insured against political risk.
(2)	The maturity date of these notes may be extended for a period of up to 18 months from the expected maturity date as a result of the existence on the expected maturity date of a currency inconvertibility/non-transfer event under the political risk insurance policy that covers these notes.

Credit Facilities with Commercial Banks

In March 2004, Brasil Telecom entered into a syndicated credit facility under which Brasil Telecom was permitted to borrow up to ¥27.5 billion. Brasil Telecom borrowed an aggregate amount of ¥21.6 billion under this facility in April 2004. The proceeds of this loan were used to fund Brasil Telecom’s capital expenditure program for 2003. JBIC has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. JBIC receives a fee in the amount of 1.25% per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time for this guarantee. The loan under this credit facility bears interest at a rate equal to Japanese yen LIBOR plus 1.92% per annum, payable semiannually in arrears in March and September of each year. The principal amount of this loan is payable in ten equal semi-annual installments commencing in September 2006. At December 31, 2009, the outstanding principal amount under this loan was ¥6,472 million (US$70 million).

In August 2001, we entered into a credit facility with ABN AMRO Bank N.V., or ABN, as administrative agent and lead arranger, together with Oi’s principal suppliers (Nokia, Siemens and Alcatel) and other international banks, under which we received loans in the aggregate principal amount of US$1,400 million. The proceeds of this credit agreement were used to fund capital expenditures and working capital related to the launch of our mobile telecommunications services. The terms of this credit facility have been renegotiated four times, most recently in November 2007. Loans under this credit facility currently bear interest at the rate of LIBOR plus 0.25% to 0.76% per annum. Interest on each of these loans is payable quarterly in arrears through maturity in November 2012. The outstanding principal amount of these loans is payable in semiannual installments through maturity. At December 31, 2009, the outstanding principal amount under this credit facility was US$121 million.

In September 2007, Telemar entered into a syndicated credit facility with Citibank Tokyo under which Citibank Tokyo disbursed loans in the aggregate principal amount of US$360 million. The proceeds of this credit facility were used to fund the expansion of and technological enhancements to our fixed-line telecommunications network. Loans under this credit facility bear interest at the rate of Japanese yen LIBOR plus 0.48% per annum. Interest on these loans is payable semi-annually in arrears through maturity in September 2017. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in September 2009. Payments of principal and interest under this credit facility are guaranteed by JBIC. At December 31, 2009, the outstanding principal amount under this credit facility was ¥39,304 (US$425 million) million.

In February 2009, Oi entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility have been used for capital expenditures on our mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$369 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2009, the outstanding principal amount under this credit facility was R$$369 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments at December 31, 2009.

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings(1)	R$	7,588	R$	7,420	R$	4,995	R$	4,073	R$	24,076
Debentures(2)		964		3,227		1,620		31		5,842
Rights of use(3)		31		62		62		110		265
Concession fees(4)		—		199		219		1,425		1,843
Usage rights(5)		414		99		99		1,220		1,832
Pension plan contributions		145		325		369		1,150		1,989
Total contractual obligations and commitments	R$	9,142	R$	11,332	R$	7,364	R$	8,009	R$	35,847

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2009 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2009 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Consists of lease agreements for ducts and agreements for the right of passage on highways.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2026. These estimated amounts are calculated based on the amounts paid in 2009.
(5)	Consists of payments due to ANATEL for radio frequency licenses.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil and labor of R$3,969 million at December 31, 2009, excluding deposits that we have made with various courts relating to these proceedings. See “Item 8. Financial Information—Legal Proceedings” and note 26 to our audited consolidated financial statements included elsewhere in this annual report.

U.S. GAAP Reconciliation

We reported net loss in accordance with Brazilian GAAP in the amount of R$436 million in 2009, and net income of R$1,154 million in 2008 and R$2,318 million in 2007. Under U.S. GAAP, we would have reported net loss of R$4,866 million in 2009, and net income of R$1,252 million in 2008 and R$3,658 million in 2007.

Our shareholders’ equity in accordance with Brazilian GAAP was R$7,995 million at December 31, 2009 and R$9,591 million at December 31, 2008. Under U.S. GAAP, we would have reported shareholders’ equity of R$21,967 million at December 31, 2009 and R$11,203 million at December 31, 2008.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2009, 2008 and 2007, as well as shareholders’ equity at December 31, 2009 and 2008, are described in note 34 to our audited consolidated financial statements included elsewhere in this annual report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	capitalized interest;

•	deferred charges;

•	business combinations and goodwill;

•	subsidies on postpaid mobile handsets;

•	Taxa de Fiscalização de Telecomunicações, or FISTEL, fees upon activation of new clients;

•	deferred revenue of prepaid calling cards for public telephones;

•	revenue rollover;

•	fair value of investment in Brasil Telecom;

•	prepaid pension plan costs;

•	other comprehensive deficit; and

•	dividends proposed but not yet declared.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see notes 35 and 36 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our by-laws provide for a board of directors of up to thirteen members and their respective alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member. Our board of directors is currently composed of nine members and nine alternate members.

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2011. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by another member appointed by the chairman. The chairman of our board of directors is elected by the board of directors from among its members, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets on a quarterly basis and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	April 2007	59
José Augusto da Gama Figueira	Alternate	April 2004	61
Otávio Marques de Azevedo	Director	October 2003	58
Lúcio Otávio Ferreira	Alternate	May 2008	41
Alexandre Jereissati Legey	Director	May 2008	39
Carlos Francisco Ribeiro Jereissati	Alternate	April 2007	62
Pedro Jereissati	Director	May 2008	31
Cristiano Yazbek Pereira	Alternate	April 2010	34
Fernando Magalhães Portella	Director	May 2008	58
Carlos Jereissati	Alternate	May 2008	37
Ivan Ribeiro de Oliveira	Director	April 2010	62
Luiz Otávio Mourão	Alternate	April 2010	58
Marcel Cecchi Vieira	Director	April 2010	36
João José de Araújo Pereira Pavel	Alternate	May 2008	28
Julio Cesar Maciel Ramundo	Director	April 2010	41
Joaquim Dias de Castro	Alternate	May 2008	30
Fábio de Oliveira Moser	Director	September 2009	42
Ricardo Ferraz Torres	Alternate	September 2009	42

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has been the chairman of our board of directors since April 2007 and serves as a nominee of Fundação Atlântico de Seguridade Social, or FASS. Mr. Cunha has also been an alternate director of TmarPart since April 2008. He served as a member of the board of directors of Telemar from December 1999 to July 2002 before he rejoined the board of directors of Telemar, as chairman, in April 2007. Mr. Cunha has held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Braskem S.A. from July 2007 to April 2010, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-graduação e Pesquisa de Engenharis (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Otavio Marques de Azevedo. Mr. Azevedo has served as a member of our board of directors since October 2003 as a nominee of AG Telecom, and as the chairman of our board of directors from October 2003 to October 2004. Mr. Azevedo has served as a member of the board of directors of TmarPart since October 2004 and as the chairman of the board of directors of TmarPart since April 2008. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He has served as the chief executive officer of AG Telecom Participações S.A., or AG Telecom, since April 2008 and has served as president of Grupo Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the chairman of ANATEL’s consulting board from February 2001 to February 2002. He served as an executive vice president of TNL from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. He was the vice president of Telebrás from 1991 to 1993. Mr. Azevedo is the president of the board of director of CTX Participações S.A, Privatinvest Participações S.A and Alium Participações S.A. and a member of the board of directors of Telemar and Contax Participações S.A., or Contax. Mr. Azevedo holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica de Minas Gerais.

Alexandre Jereissati Legey. Mr. Legey currently serves as a member of our board of directors as a nominee of LF Tel, and has served as an alternate director of TmarPart since April 2001. Mr. Legey has been a member of the finance committee of Telemar since its institution in 1999. He has been chief financial officer and investor relations officer of L.F. Tel S.A., or L.F. Tel, and La Fonte Telecom S.A. since 1998. Mr. Legey was officer of new business of Iguatemi Empresa de Shopping Center S.A. from January 2007 to January 2008. He is a member of the board of director of CTX Participações S.A, Privatinvest Participações, Alium Participações S.A and Contax. Mr. Legey holds a bachelor’s degree in chemical engineering from Universidade Federal do Rio de Janeiro and has an MBA from Massachusetts Institute of Technology. Mr. Legey is a nephew of our alternate director Carlos Francisco Ribeiro Jereissati, cousin of our director Pedro Jereissati and cousin of our alternate director Carlos Jereissati.

Pedro Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2008 as a nominee of L.F. Tel. Mr. Jereissati has served as a member of the board of directors of TmarPart since April 2006 and as chief executive officer and investor relations officer of TmarPart since April 2008. He has served as an alternate director of Telemar since 2002. Mr. Jereissati has also served as an officer of Instituto Telemar since April 2004. He has been a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, Jereissati Participações S.A. since April 2008, Contax since April 2006, and was a member of the board of directors of Pegasus from August 2000 to December 2002. Mr. Jereissati joined the Jereissati Group in 1995 and worked in the operational area in Empresa de Shopping Centers S.A. He served as the new business director of Jereissati Participações S.A. from April 2001 until June 2006, and as chief financial officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. Mr. Jereissati has served as an executive officer of L.F. Tel and La Fonte Telecom S.A. since May 2006. Mr. Jereissati is a member of the board of director of CTX Participações S.A and Privatinvest

Participações S.A. Mr. Jereissati holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado and has an MBA from the Kellogg School of Management at Northwestern University. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

Fernando Magalhães Portella. Mr. Portella currently serves as a member of our board of directors as a nominee of L.F. Tel. He has been the chief executive officer of Organização Jaime Camara since July 2006. He has served as a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007 and as a member of the advisory council of Intermedica Sistema de Saude S.A. since February 2008. He was the vice-president of Citibank Brasil from 1986 through 1992 and a partner of Gemini Consulting from 1992 through 1996. He was also the CEO of Grupo de Comunicação O Dia and a member of the board of directors of the Associação Nacional de Jornais from 1996 to August 2003. Mr. Portella also served as the president of Associação Brasileira de Marketing e Negócios from 1999 through 2000. He was chief executive officer of Magalhães Portella & Associados from January 2004 to July 2006. Mr. Portella has a bachelor’s degree in agronomics engineering from Universidade Estadual Paulista (UNESP) and has an executive MBA from Columbia University. He is also an alumnus of the General Management Program and the Corporate Leader Program at Harvard Business School.

Ivan Ribeiro de Oliveira. Mr. Oliveira currently serves as a member of our board of directors as a nominee of AG Telecom. He has served as president and director of Axxion Soluções Tecnilógicas S.A. since 2007. Mr. Oliveira served as a member of the board of directors of Jamef Transportes Ltda. in 2007 and Nansen Instrumentos de Precisão from 2006 to 2007. Mr. Oliveira served as director of institutional relations of Telemig Celular Participações S.A. and Telest Celular S.A. from 2005 to 2006, superintendent director of the Minas Gerais and Espírito Santo region, director of strategy and regulation from 2003 to 2004 and as president and a member of the board of directors from 1998 to 2001. He served as technical director and commercial vice-president of Construtel Projetos e Construções from 1991 to 1998. Mr. Oliveira began his career as an engineer at Telecomunicações de Minas Gerais S.A., where he served as manager of the technical planning department, assistant to the director, and technical director from 1971 to 1991. Mr. Oliveira holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica (PUC) Minas Gerais and a post-graduate degree in economic engineering and workplace security from Fundação Dom Cabral (FDC). Mr. Oliveira also studied advanced management at the European Institute of Business Administration (INSEAD) in France.

Marcel Cecchi Vieira. Mr. Vieira currently serves as a member of our board of directors as a nominee of AG Telecom. He served as manager and partner at Angra Partners Gestão de Recursos e Assessoria Financeira Ltda., or Angra, from 2004 to 2009. While he served at Angra, Mr. Vieira also served as a member of the board of directors for Concessão Metroviária do Rio de Janeiro S.A. and as a member of the fiscal council of Brasil Telecom Holding. Prior to his service with Angra, he was a manager for Accenture do Brazil Ltda. Mr. Vieira holds a bachelor’s degree in mechanical engineering from Universidade de São Paulo and an MBA from the Tuck School of Business at Dartmouth University. Mr. Vieira has been certified as a Chartered Financial Analyst (CFA) since 2008.

Julio Cesar Maciel Ramundo. Mr. Ramundo currently serves as a member of our board of directors as a nominee of BNDES Participações S.A., or BNDESPar. He has served as deputy managing director of the industrial division of BNDES since 2008, where he began his career as a result of BNDES’ public selection process in 1992. He has since held various executive positions at the institution, including head of the department of trade and services, head of the department of electronic industry and deputy managing director of the social inclusion division. Mr. Ramundo has also served as chairman of the board of directors of the BNDES Social Assistance and Welfare Foundation (Fundação de Assistência e Presidência Social), or FAPES, and as a member of the board of directors of Padtec S.A. Mr. Ramundo has represented BNDES on the governing councils of various organizations and companies, including Sociedade Softex, and the Information Technology Committee of the Brazilian Ministry of Science and Technology (Comitê de Informática do Ministério de Ciência e Tecnologia). Mr. Ramundo holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and completed the requirements for a master’s degree in economics from the Graduate School of Economics at Fundação Getúlio Vargas (EPGE/FGV). Mr. Ramundo also holds an MBA with Distinction from the London Business School at the University of London.

Fábio de Oliveira Moser. Mr. Moser currently serves as a member of our board of directors as a nominee of PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI. He has served as director of investments for PREVI since June 2008. Mr. Moser served as vice-president of corporate governance and business at Brasil Telecom from October 1999 to October 2005. He served as task manager of strategic companies in the telecommunications division at PREVI. Mr. Moser has also served as a member of the boards of directors of several power companies, including Centrais Elétricas de Santa Catarina S.A. and Companhia de Eletricidade do Estado de Bahia (Coelba), Companhia Energética do Rio Grande do Norte (Cosern) and Companhia Energética de Pernambuco (Celpe) in the Neoenergia Group, several telecommunications companies, including Internet Group do Brasil, Brasil Telecom Holding and Brasil Telecom, Kepler Weber, a mechanical engineering company that specializes in complex storage systems for grain and malt, and as president of the boards of directors of Fundação Sistel de Seguridade Social, or Sistel, Fundação 14 de Previdência Privada, and Fundação BRTPrev. Mr. Moser holds a bachelor’s in business administration from Universidade de Candido Mendes, and an MBA in finance and a master’s degree in business administration from Instituto Brasileiro de Mercado e Capitais (IBMEC). Mr. Moser has also completed coursework on corporate governance at Harvard Business School.

Alternate Directors

José Augusto da Gama Figueira. Mr. Figueira has served as an alternate member of our board of directors since April 2004, having previously served as an alternate member of our board of directors from 1998 to 2001, and serves as a nominee of FASS. He has served as a director of TmarPart since April 2008, and an executive officer of TmarPart since June 1999. Mr. Figueira has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Lúcio Otávio Ferreira. Mr. Ferreira has served as an alternate member of our board of directors since May 2008 as a nominee of AG Telecom. He has served as financial officer of the holding company of Grupo Andrade Gutierrez S.A. since 2005 and as investor relations officer of Andrade Gutierrez Participações S.A. since September 2006. He has served as a member of the board of directors of Madeira Energia S.A.—MESA since November 2007. In February 2008, he was elected director of Luxemburgo Administração e Participações S.A. He is also a member of the board of directors of Andrade Gutierrez Concessões S.A. since April 2008. In June 2008, he was elected a member of the board of directors of Contax. He was the manager of project finance and project structuring at Andrade Gutierrez Concessões between 1997 and 2001, and financial manager until 2005. He worked at Grupo SINDI—Kit Eletro as Financial Manager between 1994 and 1996 and at Grupo Belgo Mineira between 1991 and 1994. Mr. Ferreira holds a bachelor’s degree in business administration from Universidade Fundação Mineira de Educação e Cultura (FUMEC) in Minas Gerais and an executive MBA in finance from IBMEC in Minas Gerais.

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors as a nominee of L.F. Tel, having previously served as a member of our board of directors from August 1998 to April 2007, including as the chairman of our board of directors from August 1998 to August 2000, from November 2002 to October 2003, and from November 2005 to April 2007. He has also served as a member of the board of directors of TmarPart. Mr. Jereissati has been the chief executive officer of L.F. Tel since April 1999, and chairman of the board of directors of L.F. Tel since July 1999. He has been the chief executive officer of La Fonte Telecom S.A. since April 1984. Since 1970, Mr. Jereissati has served as the chief executive officer of Jereissati Participações S.A., a holding company that controls several companies, including Iguatemi Empresa de Shopping Centers S.A. and La Fonte Telecom S.A. He has been a member of the board of directors of the BM&FBOVESPA, vice chairman of the board of directors of Companhia Vidraria Santa Marina (a member of the Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers), and member of the consultant council of the São Paulo State Union of Real Estate Companies. He holds a bachelor’s degree in economics from Mackenzie University of São Paulo. Mr. Jereissati is the father of our director Pedro Jereissati, father of our alternate director Carlos Jereissati and uncle of our director Alexandre Jereissati Legey.

Cristiano Yazbek Pereira. Mr. Pereira currently serves as an alternate member of our board of directors as a nominee of L.F. Tel. He has been manager of corporate strategy of L.F. Tel since July 2009. He worked at Telefônica as strategy, regulatory and commercial manager for small- and medium-sized companies in Latin America from January 2003 to July 2009. Mr. Pereira was a consultant at A.T. Kearney in 2001 and Accenture in 2000. He holds a bachelor’s degree in mechanical engineering from Escola Politécnica da Universidade de São

Paulo and an Executive MBA from Business School São Paulo (BSP). He has also taken management courses at the Rotman School of Management of the University of Toronto and Escuela Superior de Administración y Dirección de Empresas (ESADE) in Barcelona.

Carlos Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors as a nominee of L.F. Tel, and is a member of the board of directors of TmarPart. He presides over the management team of the shopping center administration company Iguatemi Empresa de Shopping Centers , where he has worked since 1996. Mr. Jereissati is a member of the board of directors of various companies in other sectors, including Jereissati Participações S.A., La Fonte Telecom S.A. and CTX Participações S.A. From 2002 to 2004 and 2005 to 2006, Mr. Jereissati served as president and vice-president of the Brazilian Association of Shopping Centers , where he is presently a member of the advisory board. Mr. Jereissati has been a member of the Brazil Volunteer Association (Associação Brasil Voluntário) since 1995 and the International Council of Shopping Centers (ICSC) since 1994. He was a member of the Brazilian Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social). In 2007, Mr. Jereissati was named a “Young Global Leader” by the World Economic Forum. Mr. Jereissati holds a bachelor’s in business administration from FGV in São Paulo, and has completed many courses and seminars abroad, including Management for Success at the University of Michigan Business School, the Spring Convention of the International Council of Shopping Centers, and Real Estate Finance and Investment from Euromoney Training. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our director Pedro Jereissati and cousin of our director Alexandre Jereissati Legey.

Luiz Otávio Mourão. Mr. Mourão currently serves as an alternate member of our board of directors as a nominee of AG Telecom, and as an alternate member of the board of directors of TmarPart. He currently serves as corporate legal director of Andrade Gutierrez S.A. and vice president of AG Telecom. He has served in various positions for the AG Group since 1976. Mr. Mourão holds a law degree from Universidade Federal de Minas Gerais.

João José de Araujo Pereira Pavel. Mr. Pavel has served as an alternate member of our board of directors since May 2008 as a nominee of AG Telecom, and an alternate member of the board of directors of Telemar since May 2008. He joined the Grupo Andrade Gutierrez in December 2003 in the investment area and became a manager of financial projects in August 2006. He worked at Light S.A. as manager of financial projects from August 2006 to April 2008 following the Andrade Gutierrez Group’s investment in Light S.A. in 2006. He returned to the investment area of Grupo Andrade Gutierrez in May 2008. He holds a bachelor’s degree in economics from IBMEC in Rio de Janeiro.

Joaquim Dias de Castro. Mr. Castro currently serves as an alternate member of our board of directors as a nominee of BNDESPar. He has worked at BNDES since 2004 in a variety of positions, most recently as a capital markets manager for BNDES since November 2006. Mr. Castro worked at Fundação Embratel de Seguridade Social–TELOS, or TELOS, in 2003. Since April 2008, he has been serving as a member of the board of directors of Rede Energia S.A., Light Energia S.A. and CTX Participações S.A. He served as a member of the board of directors of Telemig Celular Participações S.A. from June 2003 to March 2004. Mr. Castro holds a bachelor’s degree in economics from Universidade Federal do Rio Grande do Sul, and a master’s degree in economics from EPGE/FGV in Rio de Janeiro.

Ricardo Ferraz Torres. Mr. Torres currently serves as an alternate member of our board of directors as a nominee of PREVI. He has worked for Banco do Brasil since 1987, and has worked for PREVI since 1999, where he currently serves as manager of the securities holdings department. Additionally, Mr. Torres served on the boards of directors of various companies, including the electric energy distributor Neoenergia (formerly known as Guaraniana) and Brasil Telecom. Mr. Torres holds a bachelor’s degree in business administration from Universidade Estadual do Rio de Janeiro (UERJ) and an MBA in finance from IBMEC.

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

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2011. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Member Since	Age
Luiz Eduardo Falco Pires Corrêa	President (Chief Executive Officer)	October 2002	48
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	November 2008	51
Júlio Cesar Pinto	Officer	October 2002	56
Francisco Aurélio Sampaio Santiago	Officer	August 2009	55
Maxim Medvedovsky	Officer	February 2010	37

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

Júlio Cesar Pinto. Mr. Pinto has served as one of our executive officers and the officer responsible for our internal audit function since October 2002. Mr. Pinto has held several positions in the financial areas of large companies including MRS Logística S.A., ATL—Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose S.A., Xerox do Brasil S.A. and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from the Faculdade Morães Júnior, and he completed several courses in the United States, including the Stanford University Financial Management Program, the Xerox Corporation Middle Management Program and the Bourse Game for Citibank N.A.

Francisco Aurélio Sampaio Santiago. Mr. Santiago has been one of our executive officers since August 2009. Mr. Santiago was an executive officer of Brasil Telecom Holding and its chief operations officer from August 2003 until September 2009, and the chief operations officer of Brasil Telecom from October 2002 until September 2009.

From December 2000 to September 2002, he was the director of targets fulfillment and network director for Brasil Telecom, and has been responsible for our operating area since June 2001. He was the regional network director in the Mid-West and Southern regions for Brasil Telecom from January 1999 to April 2001. He has been employed in the telecommunications sector for 29 years, having held, among other positions, the director of engineering, human resources and the mobile department of Telebrasília - Telecomunicações de Brasília from January 1997 to December 1998. He has a degree in electrical engineering from the Universidade de Brasília, with postgraduate degrees in telecommunications from École Nationale Supérieure des Télécommunications in Paris, and in teleinformatics from Universidade de Brasília.

Maxim Medvedovsky. Mr. Medvedovsky has served as one of our executive officer since February 2010. Mr. Medvedovsky has served as the administrative officer of Grupo Oi since January 2009, as an alternate member of the board of directors of Brasil Telecom since February 2009. Mr. Medvedovsky was the officer responsible for the shared services center of Grupo Oi from March 2006 to December 2008, the officer responsible for relations with service providers of Telemar from 2004 to 2006, and the officer responsible for interconnection and roaming of Oi from 2001 to 2004. He started at Telemar in September 1998 as corporate planning manager. Mr. Medvedovsky worked on the privatization process of Sistema Telebrás at Banco Patrimônio / Salomon Brothers, and was responsible for the appraisal of TNL. He also previously served as telecommunications analyst at Banco Patrimônio in 1998 and as telecommunications analyst and resources manager of Banco Icatu from 1994 to 1998. Mr. Medvedovsky holds a bachelor’s degree in electrical engineering from PUC – Rio de Janeiro and an MBA from FDC and FGV.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Sérgio Bernstein	Member	2008	72
Sidnei Nunes	Alternate	2007	49
Allan Kardec de Melo Ferreira	Member	2002	62
Dênis Kleber Gomide Leite	Alternate	2002	63
Ary Joel de Abreu Lanzarin	Member	2010	53
Dilson de Lima Ferreira Junior	Alternate	2008	56
Fernando Linhares Filho	Member	2008	63
Aparecido Carlos Correia Galdino	Alternate	2008	58

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Sergio Bernstein. Mr. Bernstein currently serves as a member of our fiscal council as a nominee of L.F. Tel, and has served as a member of the fiscal council of Telemar since April 2008. He also served as a member of the board of directors and vice president of Jereissati Participações S.A. from 1990 to 2007. Mr. Bernstein is a civil engineer and has extensive experience serving as an officer of Brazilian companies. Mr. Bernstein started his career as a trainee in finance at General Electric S.A. in Brazil in 1961 where he held several managerial positions and was elected vice president of finance in 1984. Mr. Bernstein holds a bachelor’s degree in civil engineering from Escola Nacional de Engenharia at Universidade Federal do Rio de Janeiro.

Allan Kardec de Melo Ferreira. Mr. Ferreira currently serves as a member of our fiscal council as a nominee of AG Telecom. He has served as an alternate member of the fiscal council of TmarPart since April 2006. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities also include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from PUC – Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at the Fundação Centro de Comércio Exterior, Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Ary Joel de Abreu Lanzarin. Mr. Lanzarin currently serves as a member of our fiscal council as a nominee of PREVI. He has served as the director of micro and small business for Banco do Brasil since 2009. Mr. Lanzarin served as state superintendent, from May 2000 to May 2009, and as regional superintendent, from May 1996 to May 2000 at Banco do Brasil. As a representative of Banco do Brasil, Mr. Lanzarin serves as a board member for the Brazilian Service of Support for Micro and Small Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or SEBRAE, a state board member of SEBRAE in the state of Tocantins, president of the special orientation committee of the Guarantee Fund for Micro and Small Businesses (Fundo de Aval às Micro e Pequenas Empresas), and vice-president of the Association of Brazilian Development Banks (Associação Brasileira de Instituições Financeiras de Desenvolvimento). Mr. Lanzarin holds an MBA in upper management from the Universidade de São Paulo and an executive MBA in advanced business management from Consórcio UFMT—Instituto de Ensino e Pesquisa em Administração at Universidade Federal de Mato Grosso.

Fernando Linhares Filho. Mr. Linhares currently serves as a member of our fiscal council as a nominee of L.F. Tel and AG Telecom, and he has served as a member of the fiscal council of Telemar since May 2008 after previously serving as a member of the fiscal council of Telemar from 2002 through 2004. He has worked as a trader for various brokerage firms from 1969 to 1973, including CAPTA S.A. and Lincoln Rodrigues S.A., among others. He held various executive positions in companies such as Guanaminas S.A., SoValores S.A. and Patriarca Assessoria e Consultoria Ltda. He served as a member of the fiscal council of Telesp S.A. and Telerj S.A. in 2001. Mr. Linhares holds a bachelor’s degree in business administration from Faculdade Nacional de Ciências Econômicas.

Alternate Fiscal Council Members

Sidnei Nunes. Mr. Nunes currently serves as an alternate member of our fiscal council as a nominee of L.F. Tel. Mr. Nunes has also served as an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar since April 2007. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of La Fonte Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from Universidade de São Paulo.

Denis Kleber Gomide Leite. Mr. Leite currently serves as an alternate member of our fiscal council as a nominee of AG Telecom, and he has served as a member of the fiscal council of TmarPart since April 2006 and an alternate member of the fiscal council of Telemar since April 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 to December 1998, the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI—Confederação Nacional da Indústria) from October 1993 to December 1998, the commission for technical and political matters of TELEXPO from October 1993 to December 1998, and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Companhia de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados—Fosfértil—Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Dílson de Lima Ferreira Júnior. Mr. Ferreira currently serves as an alternate member of our fiscal council as a nominee of PREVI. Mr. Ferreira has served as a financial management officer at Multi-Rio Operações Portuárias S.A. and Multi-Car Rio Terminal de Veículos S.A. since March 2000. Mr. Ferreira worked at Banco do Brasil’s international and internal auditing departments from 1976 to 2000, performing auditing activities in respect of the following branches and companies of the Banco do Brasil group: Banco do Brasil branches throughout Brazil, PREVI, Distribuidora de Títulos e Valores Mobiliários (BB-DTVM, a securities broker company), BB-Securities in London and Banco do Brasil in London. Mr. Ferreira holds a bachelor’s degree in business administration from Faculdade Moraes Junior and MBA degrees in auditing and finance from the Universidade de São Paulo.

Aparecido Carlos Correia Galdino. Mr. Galdino currently serves as an alternate member of our fiscal council as a nominee of L.F. Tel and AG Telecom, and he has served as a member of the fiscal council of TmarPart since April 2008. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and La Fonte Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax since April 2008. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Corporate Risk Management

In January 2009, we adopted a Risk Management and Internal Controls Methodology and Policy and established our risk management office to implement and monitor this policy, which was designed to enhance our practices relating to corporate governance, risk and controls. The creation of this office enabled the implementation and cultural dissemination of a risk management and internal controls methodology, consistent with international standards such as the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, ERM (Enterprise Risk Management) and ISO 31000.

Our corporate risk management system provides to the managers an interactive tool for the management of risks and controls inherit in our business processes, assisting them in decision making, in achieving established goals, in loss prevention and in the safeguarding of assets.

We have worked to expand the scope of risk management and internal controls throughout our company through an integrated approach with our board of executive officers, allowing our company to make decisions based on the key risks and opportunities of our business.

During 2009, our risk management office identified and assessed risk factors inherent to our business processes, enabling managers responsible for those processes to strengthen the infrastructure of controls through actions to mitigate and reduce likely impacts.

Among the actions planned for 2010 to improve our management of risks and internal controls is the development of a mathematical model to calculate the quantitative impacts inherit to the risks of our company to enable us to increase the accuracy of our information processes and the transparency and safety of our strategic decision making processes.

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

The aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities, including share-based remuneration, was R$104 million in 2009. On April 16, 2010, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2010:

•	board of directors: an aggregate limit of approximately R$3.6 million;

•	board of executive officers: an aggregate limit of approximately R$4.7 million (excluding amounts paid as benefits, representation allowance or profit sharing); and

•	each regular member of our fiscal council: at least R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws).

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

The grant price was based on the weighted average of the trading price at the BM&FBOVESPA in the 30 days immediately before the date the option was granted, and will be updated according to the variation of the IGP-M. See note 36(i) to our audited consolidated financial statements included in this annual report.

Employees

As of December 31, 2009, we had a total of 12,372 employees. All of our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance.

The table below sets forth our breakdown of employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2007	2008	2009
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	6,435	6,684	5,468
Sales and marketing	1,765	2,403	3,704
Administrative support	825	923	1,614
Corporate management, budget and finance	911	972	1,586

Total	9,936	10,982	12,372

Number of employees by geographic location:
Rio de Janeiro	6,000	6,760	5,897
Minas Gerais	1,416	1,185	1,170
Espírito Santo	144	140	105
Alagoas	74	70	54
Sergipe	58	57	44
Bahia	447	428	352
Rio Grande do Norte	98	97	74
Paraíba	107	107	88
Pernambuco	336	327	253
Amazonas	96	146	87
Roraima	19	31	21
Pará	199	367	236
Amapá	19	36	25
Maranhão	117	161	109
Piauí	88	83	66
Ceará	318	308	259
São Paulo	321	588	972
Goiás	—	—	214
Paraná	7	6	419
Federal District	71	84	683
Santa Catarina	—	—	290
Mato Gross do Sul	—	—	140
Rio Grande do Sul	1	1	473
Mato Grosso	—	—	148
Rondônia	—	—	91
Tocantins	—	—	35
Acre	—	—	26
United States, Venezuela and the Bermuda Islands	7	6	41

Total	9,936	10,982	12,372

We negotiate separate collective bargaining agreements with the local unions in each of the states in Regions I, II and Region III, and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2009, approximately 15% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Fundação Sistel (PBS-A Plan)

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and Brasil Telecom Holding. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2009, the PBS-A plan had a surplus of R$2,300 million and we were not required to make contributions to the PBS-A plan in 2007, 2008 or 2009.

Fundação Sistel (PBS-TNCP Plan)

Since the privatization of Telebrás, TNCP has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit . As a result of our acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2009, the PBS-TNCP plan had a surplus of R$15 million and made contributions to the PBS-TNCP plan of less than R$1 million in 2008 or 2009.

Fundação Sistel (CELPREVPlan)

In March2004, Amazônia began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREVplan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2009, the CELPREV plan had a surplus of approximately R$429,000 and we were not required to make contributions to the CELPREV plan in 2008 or 2009.

Fundaçao Sistel (PAMA Plan and PCE Plan)

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company, Brasil Telecom and TNCP. The PAMA plan is defined contribution plan and has been closed to new members since January 2000, other than employees that are covered by the PBS plans who have not yet elected to join the PAMA plan.

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PBS plans who have not yet elected to join the PCE plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2009, the PAMA plan had a deficit of R$3 million and we were required to make contributions to the PAMA plan of less than R$1 million in each of 2008 and 2009.

Fundação Atlântico de Seguridade Social (PBS Telemar Plan)

In September 2000, we began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FASS, a private not-for-profit pension fund created by our company in 2004 to manage the PBS Telemar plan and the TelemarPrev plan, began managing the PBS Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the PBS-Telemar plan had a surplus of R$47 million and we were not required to make contributions to the PBS-Telemar plan in 2007, 2008 or 2009.

As of December 31, 2009, PBS Telemar had R$253 million of plan assets. During 2009, we did not make any contributions to PBS Telemar.

Fundação Atlântico de Seguridade Social (TelemarPrev Plan)

In September 2000, we began sponsoring the TelemarPrev plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the PBS-Telemar plan and new employees who were employed by our company after the privatization of the Telebrás System. Approximately 96% of our active employees that were participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FASS began managing the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the TelemarPrev plan had a surplus of R$668 million and we were not required to make contributions to the TelemarPrev plan in 2007, 2008 or 2009.

Fundação Atlântico de Seguridade Social (TCSPREV Plan)

In February 2000, Brasil Telecom began sponsoring the TCSPREV Plan, a private defined contribution pension plan and settled benefit plan offered to its employees that participated in the PBS-A plan and new employees who were employed by Brasil Telecom after the privatization of the Telebrás System. Approximately 80% of Brasil Telecom’s active employees that were participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, FASS began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, Brasil Telecom resumed offering programmable benefits under this plan to new employees beginning in March 2005. As a result of our acquisition of control of Brasil Telecom, we are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the TCSPREV plan had a surplus of R$119 million and we were not required to make contributions to the TCSPREV plan in 2009.

Fundação Atlântico de Seguridade Social (Fundador/Alternativo Plan and BrTPREV Plan)

In 2000, as a result of Brasil Telecom’s acquisition of CRT, Brasil Telecom assumed liability for retirement benefits to CRT’s employees by means of the creation of the Fundador/Alternativo plan, a defined benefit plan, which is managed by Fundação BrTPREV, a private not-for-profit pension fund created by CRT in 1971 to manage the CRT plans. This plan has been closed to new members since October 2002.

In October 2002, Brasil Telecom began sponsoring the BrTPREV plan, a private defined contribution pension plan and settled benefit plan offered to its employees that participated in the Fundador/Alternativo plan and its new employees. Approximately 96% of Brasil Telecom’s active employees that were participants in the Fundador/Alternativo plan migrated to the BrTPREV plan. This plan was offered to Brasil Telecom’s new employees from March 2003 to February 2005, when it was closed to new participants. In March 2005, Fundação BrTPREV began managing these plans. In January 2010, FASS began managing the Fundador/Alternativo plan and the BrTPREV plan.

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. As a result of our acquisition of control of Brasil Telecom, we are liable for any deficits incurred by the Fundador/Alternativo plan or the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the Fundador/Alternativo plan and the BrTPREV plan had an aggregate deficit of R$687 million, which is being amortized through 2022. Since February 2003, Brasil Telecom has been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce this deficit. During 2009, we contributed an aggregate of R$161 million to the Fundador/Alternativo plan and the BrTPREV plan, including R$148 million contributed to reduce the deficit.

PAMEC-BrT Plan

We also provide health care benefit for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to Brasil Telecom and it began managing the plan. As a result of the transfer, Brasil Telecom doe not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2009, the PAMEC-BrT plan had a deficit of R$3 million and we were required to make contributions to the PAMEC-BrT plan of less than R$1 million in each of 2008 and 2009.

For more information on our pension benefit plans, see notes 29 and 39 to our audited consolidated financial statements included in this annual report.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2009, we contributed R$63.3 million to the medical and dental assistance and medicine plans, R$68.0 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$21.7 million to the other benefits programs.

Profit Sharing Plans

In 1999, we implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved. In 2007, 2008 and 2009, we distributed R$76 million, R$129 million and R$63 million, respectively, under our profit sharing plan to an aggregate of 7,961, 9,447 and 8,753 employees, respectively.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 455,566 hours of training were offered in 2009. In order to meet the demand for technical training, we offered 63,621 hours of training in equipment, technologies and specific knowledge in the engineering, maintenance, operations and technology areas in 2009.

In 2009, the Program of MBA Scholarships provided 173 employees from all over Brazil with scholarships to improve their technical and managerial performance at our company. For those employees without a bachelor’s degree, we designed the Program of Undergraduate Scholarships. In 2009, we provided 119 employees from all over Brazil with scholarships. In 2009, approximately R$16.3 million was invested in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

TNL has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TNL’s common shares have voting rights. TNL’s preferred shares have voting rights only in exceptional circumstances.

As of June 28, 2010, TNL had 130,611,732 issued common shares, including 3,020,880 common shares held in treasury, and 261,223,463 issued preferred shares, including 6,202,952 preferred shares held in treasury.

As of June 28, 2010, we had approximately 1,263,308 shareholders, including 95 U.S. resident holders of our common shares and approximately 140 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facility). At June 28, 2010, there were 6,826,281 common shares and 141,819,954 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at June 28, 2010, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Telemar Participações S.A.	68,504,187	53.7	—	—	68,504,187	17.9
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	6,857,087	5.4	11,730,869	4.6	18,587,956	4.9
The Bank of New York Mellon Corporation (1)	—	—	29,110,119	11.4	29,110,119	7.6
All directors, fiscal council members, their alternates and executive officers as a group (31 persons)	51,550	*	11,900	*	63,450	*

*	less than 1%

(1)	Based on filing of The Bank of New York Mellon Corporation with the SEC on Schedule 13G/A on February 3, 2010.

TmarPart

TmarPart has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TmarPart’s common shares have voting rights. TmarPart’s preferred shares have voting rights only in exceptional circumstances.

Certain of TmarPart’s shareholders are parties to shareholders’ agreements that address, among other matters, (1) voting rights at TmarPart shareholders’ meetings and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—TmarPart Shareholders’ Agreements.”

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago Participações S.A., or Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. On June 17, 2010, BNDESPar conducted an auction of a portion of its common shares of TmarPart over the BM&FBOVESPA, and FUNCEF and PETROS each exercised its respective pre-emptive rights with respect to the sale of these shares. The transfer of these shares from BNDESPar to FUNCEF and PETROS is subject to approval by ANATEL.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
BNDES Participações S.A.	462,234,643	16.9	1,000,000	100.0	463,234,643	16.9
L.F. Tel S.A.	529,095,885	19.3	—	—	529,095,882	19.3
AG Telecom Participações S.A.(1)	529,095,885	19.3	—	—	529,095,885	19.3
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	354,506,325	13.0	—	—	354,506,323	13.0
Fundação Atlântico de Seguridade Social.	314,569,805	11.5	—	—	314,569,803	11.5
FUNCEF – Fundação dos Economiários Federais.	273,688,938	10.0	—	—	273,688,938	10.0
PETROS – Fundação Petrobrás de Seguridade Social	273,688,937	10.0	—	—	273,688,937	10.0

(1)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

The following is a brief description of the principal shareholders of TmarPart:

BNDES Participações S.A. is a subsidiary of BNDES that offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related Party Transactions—BNDES Facilities.”

L.F. Tel S.A. is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages nine shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL and its subsidiaries.

AG Telecom Participações S.A. is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil is a private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI’s employees.

Fundação Atlântico de Seguridade Social, or FASS, is a private supplementary pension entity that TNL incorporated in August 2004, and which manages private pension plans for the benefit of the employees of TNL and its subsidiaries.

FUNCEF—Fundação dos Economiários Federais, or FUNCEF, is a private pension entity that manages pension plans for the benefit of the employees of Caixa Econômica Federal, a Brazilian Federal Economic Bank.

PETROS—Fundação Petrobrás de Seguridade Social is a private supplementary pension entity established by Petróleo Brasileiro S.A. (Petrobrás), whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago Participações S.A., or Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. In the second phase of this restructuring BNDESPar conducted an auction for a portion of its common shares of TmarPart, in which PETROS and FUNCEF each increased its total shareholdings of TmarPart to 10%.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca Participações S.A., or Asseca, BNDESPar, Fiago, and FASS as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Global Shareholders’ Agreement. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Control Group Shareholders’ Agreement.

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement. Following this distribution, PREVI holds sufficient voting share capital of TmarPart to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate, as described below.

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

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar, Brasil Telecom Holding and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries;

•

each increment of 9% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•	the chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries; and

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2009.

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

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategies—Long-Term Indebtedness.” For other information about these agreements, see note 30(c) to our audited consolidated financial statements included in this annual report.

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

Rental of Transmission Infrastructure

AIX, our joint venture, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2009, our total consolidated expenses for services rendered by AIX amounted to R$12.5 million.

Contax Agreement

On November 30, 2004, Telemar and Oi entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to Oi on a fully outsourced basis. Telemar and Oi agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and Oi. This agreement was negotiated on an arm’s-length basis. Contax currently provides a variety of services to Telemar and Oi, including customer services for our fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2009, our total consolidated expenses for services rendered by Contax amounted to R$454 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2009, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$22,684 million, and we had established provisions of R$3,969 million as of that date, excluding deposits that we have made with various courts relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 26 to our audited consolidated financial statements included in this annual report.

Tax Proceedings

As of December 31, 2009, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$13,907 million, excluding deposits that we have made with various courts relating to these proceedings, and we had recorded provisions of R$980 million, excluding deposits that we have made with various courts relating to these proceedings.

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

We have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunications services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$4,122 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$818 million for those assessments in respect of which we deemed the risk of loss as probable.

Local Service Tax (ISS)

We have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications service providers, because these services do not clearly fit into the definition of “telecommunications services.”

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$1,992 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$71 million for those assessments in respect of which we deemed the risk of loss as probable.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers’ compensation benefits and other amounts subject to social security tax.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$1,359 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$14 million for those assessments in respect of which we deemed the risk of loss as probable.

IRRF, IRPJ, CSLL, PIS and COFINS

In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,033 million, mainly related to the corporate restructuring effected in 1998, which included our accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company’s taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of our outside legal counsel, we believe that our use of this goodwill was proper. We properly contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on our company and reduced the amount of the tax assessment notice by R$528 million. We believe that our risk of loss is remote in relation to the fine and possible in relation to the amount of R$1,505 million. As of December 31, 2009, we had not recorded any provisions in connection with this claim.

PIS and COFINS

On June 30, 2006, the Brazilian federal tax authorities filed a claim in the amount of R$760 million related to the basis for the calculation of PIS/COFINS. We obtained a partially favorable decision in a lower court that reduced the monetarily adjusted amount of this claim of R$839 million to R$362 million. As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$362 million of these assessments and had not recorded any provisions in respect of this claim.

IRRF

Telemar was fined R$215 million, as of December 31, 2009, by the federal tax authorities in connection with claims that it did not withhold corporate income tax allegedly due on gains arising from loan agreements with us. The lower courts have reduced the amount of the fine. The Brazilian government filed an appeal of the lower court’s decision, and, as of the date of this annual report, the appeal is pending. We believe that our risk of loss is remote in relation to the R$81 million reduction of this fine and possible in relation to the amount of R$133 million. As of December 31, 2009, we had not recorded any provisions in connection with this claim.

ILL

We have used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2009, we had recorded provisions in the amount of R$51 million for those assessments in respect of which we deemed the risk of loss as probable.

FUST and FUNTTEL

The FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. We are required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST and the FUNTTEL, we made provisions for additional contributions to these funds. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$580 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$87 million for assessments of the FUNTTEL and R$4 million for assessments of the FUST in respect of which we deemed the risk of loss as probable.

Other Federal Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting. As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$3,453 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$27 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2009, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible totaled R$6,156 million, excluding deposits that we have made with various courts relating to these proceedings, and we had recorded provisions of R$1,931 million, excluding deposits that we have made with various courts relating to these proceedings.

Administrative Proceedings

We are subject to administrative proceedings brought by ANATEL, which primarily relate to our failure to achieve certain goals defined in the General Plan on Universal Service, such as call completion rates during peak hours and resolution of billing complaints. As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$156 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$713 million for those claims in respect of which we deemed the risk of loss as probable.

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

In response to a complaint filed with the CVM by one of Telemar’s non-controlling shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Telemar. On December 28, 2006, the investigation committee of the CVM determined that the appraisal report contained certain technical mistakes which caused certain assets and liabilities on Oi’s balance sheet to be overvalued, and as a result the investigation committee of the CVM determined that we and our senior management and Telemar’s senior management abused their powers and breached their fiduciary duties. We, our senior management and Telemar filed our respective administrative defenses and, on March 25, 2008, the CVM rendered a judgment absolving the defendants of liability and imposing a warning on the defendants for their purported lack of diligence as members of their respective board of directors and executive boards. The members of each of the board of directors and the executive board of TNL and Telemar filed a voluntary appeal with the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), or CRSFN, and the CVM filed a mandatory appeal with the CRSFN. As of the date of this annual report, the appeal is pending before the Office of the Attorney General of the National Treasury, which will render a decision accepting or denying the appeals. After the issuance of the Attorney General’s decision, the action will be finally determined by the CVM. We cannot predict when a final decision will be rendered.

Claims Relating to the Sale of Oi to Telemar

In September 2004, the Attorney General’s Office and the State Attorney’s Office of Rio de Janeiro filed a claim against TNL, Telemar, Oi and the Brazilian federal government, requesting the annulment of the transfer of Oi to Telemar, as well as indemnification for damages allegedly suffered by non-controlling shareholders and the financial market. TNL and Telemar presented their defense and, as of the date of this annual report, the municipal judge charged with this request had not issued a decision. Upon the issuance of a decision, we will decide whether there is any need to constitute a provision.

Financial Interest Agreement (CRT and Community Telephone Program)

As successor to CRT, which we acquired in July 2000, we are subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT’s share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders’ meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

We are also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to our acquisition of control of CRT in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers subscribing to CRT’s fixed-line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares.

Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving to few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. – Telems, Telecomunicações de Goiás S.A. – Telegoiás and Telecomunicações do Mato Grosso S.A. – Telemat, which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás and which were subsequently merged into our company, we are subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

In 2009, two court decisions significantly changed the assumptions underlying our estimate of the potential losses relating to these suits.

On March 30, 2009, the Superior Court of Justice ruled that for suits that had yet to be adjudicated, the number of shares to be issued must be calculated using CRT’s balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated according to the most recent judicial decision, which, in most of the cases, used the balance sheet at the end of the year prior to the date on which the shares were issued.

On May 28, 2009, a member of the Brazilian Supreme Court published a decision ruling that the financial interest agreements are not subject to a statute of limitations, which resulted in a change in the likelihood of an unfavorable outcome in these pending cases to probable.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$595 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$2,665 million for those claims in respect of which we deemed the risk of loss as probable.

Splice do Brasil—Telecomunicações e Eletrodomésticos Ltda.

Splice do Brasil—Telecomunicações e Eletrodomésticos Ltda., or Splice, brought an action against us in connection with a contractual dispute over pricing terms. During 2009, we settled the most relevant part of this claim for R$53 million.

Customer Service Centers

We are a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these civil class actions, and we have appealed these decisions. As of December 31, 2009, we had recorded provisions in the amount of R$47 million for those claims in respect of which we deemed the risk of loss as probable. The Superior Justice Tribunal (Superior Tribunal de Justica), after determining that our previous pricing model, which had been contested by consumers, was legal, called for the dismissal of all ongoing proceedings in the Special Civil Courts (Juizados Especiais Civeis).

Subscription Fees

We are a defendant in several class actions and individual claims which contest the legality of the subscription fees charged for fixed-line services. The Superior Justice Tribunal, after determining that our previous pricing model, which had been contested by consumers, was legal, called for the dismissal of all ongoing proceedings in the Special Civil Courts.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by our alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor) regulations established by the Ministry of Justice (Ministério da Justiça). We presented our defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. However, we have not made any provisions with respect to this action since we are awaiting the court’s initial decision.

Labor Claims

We are parties to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers.

As of December 31, 2009, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,621 million, excluding deposits that we have made with various courts relating to these proceedings, and we had recorded provisions of R$1,058 million, excluding deposits that we have made with various courts relating to these proceedings.

Claims Relating to Telebrás

The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, a large majority of which have now been dismissed. A few, however, are still pending. We believe that the final resolution of these proceedings will not have a material adverse effect on our business, financial condition and results of operations.

Telebrás is party to various judicial proceedings and subject to certain other claims and contingencies. Under the terms of the breakup and privatization of Telebrás, Telebrás remains liable for acts committed by Telebrás prior to the date of its breakup and privatization, except for labor and tax related claims, for which Telebrás and its successors (including Telemar and Brasil Telecom) are jointly and severally liable. We believe that the risk that one of these claims would have a material adverse effect on us is remote.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per				US$ equivalent per
Year	Payment Date	Common Shares		Preferred Shares		Common Shares		Preferred Shares
2005	April 25, 2005(1)	R$	2.9196	R$	2.9196	US$	1.1536	US$	1.1536
2006	April 24, 2006(2)		2.0585		2.0585		0.9718		0.9718
2007	April 20, 2007(3)		0.8635		0.8635		0.4262		0.4262
2008	April 15, 2008(4)		1.7572		1.7572		1.0446		1.0446
	September 19, 2008		3.1390		3.1390		1.7063		1.7063
2009	February 18, 2009		3.1300		3.1300		1.3066		1.3066
	October 30, 2009(5)		2.7994		2.7994		1.5217		1.5217
2010	May 25, 2010		3.1369		3.1369		1.6676		1.6676

(1)	Represents interest attributable to shareholders’ equity of R$0.2610 (US$0.1031) per common and preferred share, plus dividends of R$2.6586 (US$1.0505) per common and preferred share.
(2)	Represents interest attributable to shareholders’ equity of R$0.5585 (US$0.2634) per common and preferred share, plus dividends of R$1.5000 (US$0.7081) per common and preferred share.
(3)	Represents interest attributable to shareholders’ equity of R$0.7850 (US$0.3874) per common and preferred share, plus dividends of R$0.0785 (US$0.0387) per common and preferred share.
(4)	Represents interest attributable to shareholders’ equity of R$1.5478 (US$0.9201) per common and preferred share, plus dividends of R$0.2094 (US$0.1245) per common and preferred share.
(5)	Represents interest attributable to shareholders’ equity of R$0.7306 (US$0.3686) per common and preferred share, plus dividends of R$2.0688 (US$1.1531) per common and preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2009, we had a balance of R$380 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2009, we had a balance of R$42 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (1) 6.0% per year of their pro rata share of our capital, or (2) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

The preferred shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Brazilian Central Bank as the registered owner of our shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs.”

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

Any payment of interest attributable to shareholders’ equity to holders of our common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20%, or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

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

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “TNLP3” and “TNLP4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on September 21, 1998. On November 16, 1998, ADSs representing our preferred shares began trading on the NYSE under the symbol “TNE.”

We have registered one class of ADSs with the SEC pursuant to the Securities Act. Each ADS is evidenced by ADRs, each representing one of our preferred shares. On December 31, 2009, there were 129,864,193 ADSs outstanding, representing 129,864,193 preferred shares, or 50.9% of our outstanding preferred shares.

Price History of Our Preferred Shares and the ADSs

The table below sets forth the high and low closing sales prices and the approximate average daily trading volume for our preferred shares on the BM&FBOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the ADSs on the NYSE for the periods indicated.

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per ADS		Average Daily Trading Volume (thousand of ADSs
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2005	44.12	33.37	2,898.9	19.74	13.60	1,542.7
2006	41.60	26.22	2,037.6	19.24	11.65	1,876.0
2007	43.95	25.80	1,675.4	23.30	12.30	1,983.6
2008	47.40	23.60	1,242.3	27.75	10.32	1,760.0
2009	38.90	26.10	1,047.5	22.67	11.23	1,474.8

2008
First Quarter	46.68	33.30	1,747.2	26.83	18.86	2,381.3
Second Quarter	47.40	37.31	1,333.2	27.75	21.73	1,569.7
Third Quarter	38.19	26.70	908.4	23.89	14.01	1,240.5
Fourth Quarter	38.49	23.60	1,012.8	17.91	10.32	1,877.9

2009
First Quarter	33.10	26.10	938.7	14.68	11.23	1,482.0
Second Quarter	35.11	30.00	1,087.3	18.47	14.31	1,427.8
Third Quarter	34.50	26.99	1,191.6	19.26	13.72	1,452.0
Fourth Quarter	38.90	32.37	963.9	22.67	18.13	1,536.8

2010
First Quarter	37.70	30.81	900.1	22.10	16.86	1,839.2

Most Recent Six Months
December 2009	38.90	35.74	814.3	22.67	20.64	1,386.8
January 2010	37.70	32.15	918.8	22.10	17.82	1,823.4
February 2010	33.99	31.17	835.4	18.55	16.86	1,781.1
March 2010	33.79	30.81	935.3	19.19	17.13	2,043.4
April 2010	33.24	25.10	1,465.2	18.83	14.39	2,849.5
May 2010	29.77	25.00	1,571.9	15.45	13.55	2,294.4
June 2010 (1)	30.03	27.84	1,110.0	16.94	15.20	1,784.3

(1)	Through June 28, 2010.

Source: Economática Ltda./ Bloomberg

On June 28, 2010, the closing sales price of:

•	our preferred shares on the BM&FBOVESPA was R$27.84 per share; and

•	the ADSs on the NYSE was US$15.64 per ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets, (2) the Brazilian Corporation Law, and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

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

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), as we are, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the BM&FBOVESPA or in the Brazilian over-the-counter market. Shares of companies, such as our company, that are listed on the BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

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

Disclosure Requirements

Law No. 6,385 and CVM Instruction No. 202 require that a publicly traded company, such as our company, submit to the CVM and the BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 and CVM Instruction No. 202 also require us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

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

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberation No. 565, implementing these changes in accounting policies. Additionally, Law No. 11,638 acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

On December 11, 2008, the CVM issued CVM Deliberation No. 560 which requires a company listed on the BM&FBOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

On May 27, 2009, Law No. 11,941 was enacted, codifying CVM Deliberation No. 560 and amending numerous provisions of the Brazilian Corporation Law and Brazilian tax regulations to enable greater convergence between Brazilian GAAP and IFRS. Law No. 11,941 is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stock, provisions and real estate investments. Law No. 11,941 also broaden the criteria to be observed upon the elaboration of the notes to the financial statements. Financial statements as of December 31, 2010 of companies listed on the BM&FBOVESPA must be prepared in accordance with the new regulations. The adoption of the new accounting criteria in tax computations is optional.

On December 7, 2009, the CVM issued CVM Instruction No. 480, a new regulation which superseded CVM Instruction No. 202, in order to, among other things:

•	consolidate the rules regarding registration of securities to be issued so that the procedures of registration, suspension and cancellation are identical for all issuers.

•

create two different categories of securities issuers in accordance with the securities that those issuers are authorized to issue in the Brazilian regulated markets and establish different disclosure requirements for each category. A category A issuer, such as our company, is authorized to issue any and all securities and is subject to more stringent disclosure requirements. A category B issuer is authorized to issue any and all securities, other than shares, share certificates and other securities issued by the issuer of such shares or shares certificates or by a company of its group that grants to its holders the right to acquire such shares or shares certificates.

•

create a new CVM form for annual reports (Formulário de Referência) to replace the previous form for annual reports (Formulário de Informações Anuais) that requires a significantly higher level of disclosure in several areas, including, among others, management discussion and analysis of the financial statements, management compensation, risk controls and derivative policies, and which must be signed by the company’s chief executive officer and investor relations officer.

•

replace the former requirements with respect to the content of a prospectus used in a public securities offering with a requirement to publish an offering note with information on the public securities offering to supplement the Formulário de Referência.

•

classify as Well-Known Seasoned Issuers (Emissor de Grande Exposição ao Mercado) companies (1) that have had securities traded in the BM&FBOVESPA for at least three years, (2) that are in compliance with the CVM rules on current and periodic reporting obligations on the previous 12 months, and (3) which have shares traded in the market with a market value equal or greater than R$5 billion. The CVM is expected to issue regulations regarding which public securities offerings by Well-Known Seasoned Issuers that will permit these issuers to register public securities offerings through an expedited procedure.

On December 17, 2009, the CVM issued Instruction No. 481, which sets forth (1) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of publicly held companies, and (2) disclosure requirements to be followed by public held companies before such shareholders meetings.

CVM Instruction No. 481 provides that:

•

shareholders that own 0.5% or more of a company’s share capital may nominate members of the board of directors and the fiscal council in a public solicitation of proxies conducted by the company’s management, and that shareholders will be entitled to vote with respect to these nominations;

•

companies that accept digital proxies sent through the internet must allow shareholders who hold 0.5% or more of the company’s share capital to make a public solicitation of proxies through the company’s digital proxy system; and

•

publicly held companies that do not accept digital proxies sent through the internet must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of the company’s share capital.

CVM Instruction No. 481 also specifies the information and documents that must be made available to shareholders following the date of the publication of the first call notice for the shareholders’ meeting. The information and documents that must be provided varies according to the agenda of the shareholders’ meeting. This information must be available through the CVM’s website before the shareholders’ meeting, must be prepared in accordance with the requirements of Instruction No. 481, and, if the information and documents relate to the annual shareholders’ meeting, must include management’s discussion and analysis of the financial statements, personal data and history of the nominees for election to the company’s board of directors and/or fiscal council, and a proposal for the compensation of the company’s management.

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, the BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BM&FBOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

Since March 2003, market making activities have been allowed on the BM&FBOVESPA, although there are no specialists or market makers for our shares on the BM&FBOVESPA. Trading in securities listed on the BM&FBOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the BM&FBOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. A requesting company must also suspend trading of its securities on international stock exchanges on which its securities are traded. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

In order to reduce volatility, the BM&FBOVESPA has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session.

Settlement of transactions on the BM&FBOVESPA is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the BM&FBOVESPA. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the BM&FBOVESPA on the second business day following the trade date.

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2009, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,335 billion (US$1,341 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 55% of the total market capitalization of all listed companies. By comparison, as of December 31, 2009, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$18.9 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2009 was approximately R$4.6 billion (US$2.7 billion) and US$46 billion, respectively.

Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, one principal shareholder or governmental entities that rarely trade their shares. For this reason, data showing the total market capitalization of the BM&FBOVESPA tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell our preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

ITEM 10.	ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) is the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Tele Norte Leste Participações S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Brazilian Commercial Registry is No. 33.3.0026253-9. We have been duly registered with the CVM under No. 01765-5 since August 13, 1998. Our principal place of business is in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

At June 28, 2010, we had outstanding share capital of R$5,448,730,783.63, equal to 391,835,195 total shares, consisting of 130,611,732 issued common shares, including 3,020,880 common shares held in treasury, and 261,223,463 issued preferred shares, including 6,202,952 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent three-year terms.

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be resident ofrazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties to us and all of our shareholders.

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

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

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

•	reducing the mandatory dividend set forth in our by-laws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporation Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporation Law and subject to the conditions set forth in the Brazilian Corporation Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in the profits of our company; and

•	spinning-off of all or any part of our company.

In addition, pursuant to our by-laws, extraordinary meetings called to decide on these matters must be called at least 30 days in advance of the scheduled meeting date.

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

In addition, under our by-laws, our preferred shareholders are entitled to vote on proposals to:

•	approve long-term agreements between us and our related parties (subsidiaries, controlling shareholders, companies under common control), except for market standard agreements; and

•

amend or repeal provisions of our by-laws requiring (1) shareholder approval for long-term agreements between us and our related parties, (2) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened, and (3) the preparation of an economic-financial analysis by independent experts before mergers, spin-offs, consolidations or the dissolution of any of our subsidiaries can be approved.

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

The Brazilian Corporation Law and our by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

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

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our by-laws;

•	our participation in a centralized group of companies;

•	a change in our corporate purpose;

•

spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our by-laws, or (3) our participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporation Law:

•	the merger of our company with another company, or the consolidation of our company, in a transaction in which our company is not the surviving entity;

•	the transfer of all of our outstanding shares to another company in an incorporação de ações transaction;

•	the transfer of all of the outstanding shares of another company to us in an incorporação de ações transaction; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in the Brazilian Corporation Law.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if there is a significant change in the corporate purpose or a reduction in the mandatory dividend.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Official Gazette of the state of Rio de Janeiro.

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

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described in this annual report or entered into in the ordinary course of business.

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

Investments in our preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BM&FBOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

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

In the event that a holder of ADSs exchanges those ADSs for the underlying preferred shares, the holder must:

•

sell the preferred shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our class A preferred shares;

•	convert its investment in preferred shares into a foreign portfolio investment under Resolution No. 2,689; or

•	convert its investment in preferred shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its preferred shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.

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

Foreign direct investors under Law No. 4,131 may sell their shares in both private and open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our preferred shares. See “—Taxation—Brazilian Tax Considerations.”

Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs. The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our preferred shares or ADSs. This discussion is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change.

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

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder. This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisor about the Brazilian tax consequences of an investment in our preferred shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as TNL, including stock dividends and other dividends paid to a Non-Brazilian Holder of our preferred shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as TNL, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profits as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) that impose restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, TNL is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by TNL’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that TNL’s board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our preferred shares, described above.

As a general rule, gains realized as a result of a disposition of our preferred shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our preferred shares or ADSs.

Under Brazilian law, however, income tax rules on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven jurisdiction” for this purposes (as described below); or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, and is a resident of a country or location defined as a “tax haven jurisdiction” for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions.

Any gains assessed on a disposition of our common shares or preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Brazilian Holder which resides in a “tax haven jurisdiction” according to the definition applicable to this situation. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, income tax withholding of 0.005% will also be applicable and can be offset against the eventual income tax due on the capital gain. This 0.005% income tax withholding is not levied in day trade transactions.

In the case of 2,689 Holders, a country or location should only be defined as a “tax haven jurisdiction” when it (a) does not tax income, or (b) taxes income at a rate of 20% or less. In the case of gains realized by Non-Brazilian Holders other than 2,689 Holders, a country or location should be defined as a “tax haven jurisdiction” when it (a) does not tax income, (b) taxes income at a rate of 20% or less, or (c) imposes restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. However, there is doubt as to the application of these criteria by the Brazilian tax authorities. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as TNL, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our preferred shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (a) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (b) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder and is not a resident in a “tax haven jurisdiction” for this purpose. The availability of these arguments to any specific holder of our preferred shares will depend on the circumstances of such holder. Prospective holders of our preferred shares should consult their own tax advisors as to the tax consequences of the deposit of our preferred shares in exchange for ADSs.

Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our preferred shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our preferred shares.

Interpretation of the Discussion on the Definition of “Tax Haven Jurisdictions”

On June 24, 2008, Law No. 11,727 broadened the definition of “tax haven jurisdiction” for specific purposes, with effect as from January 1, 2009. However, the Brazilian tax authorities regularly issue a list of jurisdictions that are considered “tax haven jurisdictions,” and such list has not been updated after the modifications introduced by Law No. 11,727. We can offer no assurance that, when and if Brazilian tax authorities issue a new list, those authorities will not regard as “tax haven jurisdictions” countries or locations which do not meet the criteria provided for under applicable law, in each particular situation.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Foreign exchange agreements entered into as from October 20, 2009 in connection with inflows of funds related to investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of 2.0%. However, foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Brazilian Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities (IOF/Bonds and Securities Tax)

Brazilian law also imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds and Securities Tax applicable to transactions involving our common shares or preferred shares is currently zero. However, the rate of the IOF/Bonds and Securities Tax applicable to the transfer of our common shares or preferred shares with the specific purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds and Securities Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into force.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Brazilian Holders of our preferred shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of our preferred shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power ) of our shares.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of our preferred shares or ADSs by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the ownership and disposition of our preferred shares or ADSs, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

As used herein, the term “U.S. Holder” means, for U.S. federal tax purposes, a beneficial owner of preferred shares or ADSs of TNL that is:

•	an individual citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our preferred shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a preferred share or ADS of TNL (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of TNL, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our preferred shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of TNL, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our preferred share or ADS on which it is paid and thereafter as capital gain. TNL does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by TNL generally will be treated as dividends for U.S. federal income tax purposes.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a preferred share or ADS of TNL will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, it is more likely than not that our preferred shares will be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, Exchange or Other Disposition of Preferred Shares or ADSs

A deposit or withdrawal of our preferred shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a preferred share or ADS of TNL held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in our preferred shares or ADSs (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such preferred share or ADS of TNL exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a preferred share or ADS of TNL generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a preferred share or ADS of TNL that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

The initial tax basis of a U.S. Holder’s preferred shares or ADSs of TNL will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If our preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

With respect to the sale or exchange of preferred shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder, and (2) the date of disposition in the case of an accrual basis U.S. Holder. If our preferred shares or

ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Other Brazilian Taxes

Any Brazilian IOF/Exchange Tax or IOF/Bonds and Securities Tax (as discussed under “—Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although a U.S. Holder may be entitled to deduct such taxes if it elects to deduct all of its foreign income taxes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of preferred shares or ADSs for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our preferred shares or ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in a custodial account maintained with a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our preferred shares or ADSs.

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income, or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of the gross income and gross assets of TNL, the nature of its business, and its anticipated Market Capitalization, we believe that TNL will not be classified as a PFIC for the taxable year ended December 31, 2009. TNL’s status in future years will depend on its assets and activities in those years. We have no reason to believe that TNL’s assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2010 or any future year, but there can be no assurance that TNL will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. If TNL is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for TNL’s shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before TNL became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if TNL were treated as a PFIC.

If TNL were a PFIC, a U.S. Holder of preferred shares or ADSs may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to TNL.

If our preferred shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our preferred shares or ADSs, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which TNL is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the preferred shares or ADSs of TNL, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our preferred shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our preferred shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of preferred shares or ADSs will be treated as ordinary income. Our preferred shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BM&FBOVESPA may constitute a qualified exchange for this purpose provided the BM&FBOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, we cannot be certain that our ADSs or preferred shares will continue to trade on the NYSE or the BM&FBOVESPA, respectively, or that our preferred shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that if TNL were determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of TNL’s subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if TNL were characterized as a PFIC.

Recently enacted legislation creates an additional annual filing requirement (the “Reporting Legislation”) for U.S. persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The IRS has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. If TNL were a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions made on our preferred shares or ADSs, and to proceeds from the sale or other disposition of our preferred shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of preferred shares or ADSs of TNL, other than an exempt recipient, including a corporation, a payee that is a non-U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions made on our preferred shares or ADSs, and to proceeds from the sale or other disposition of our preferred shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our preferred shares or ADSs, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by filing a refund claim with the IRS. A U.S. Holder will be entitled to credit any amounts withheld under the backup withholding rules against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

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

You may inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials.

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3233-8390 and +55-11-2146-2000, respectively.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws are available for inspection upon request at our headquarters at Rua Humberto de Campos, 425/8th floor, ZIP 22430-190, Leblon, Rio de Janeiro, RJ, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2009, approximately 30% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2008 would have resulted in an increase of R$151 million in the cost of our capital expenditures in 2009, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2009, R$4,824 million, or 16.6%, of our total consolidated indebtedness was denominated in foreign currency, excluding swap adjustments. At December 31, 2009, we protected 95% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars) by using foreign currency swaps, foreign exchange options and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar cash position, was US$4,591 million. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts cover our exchange rate risks until 2012. At December 31, 2009, the fair value of the swap contracts amounted to R$1,092 million. The aggregate notional principal amount of the forward exchange options is R$28 million, all of which matures in 2011.

In 2009, gain on foreign currency and monetary restatement amounted to R$100 million due to the appreciation of the real against the U.S. dollar. At December 31, 2009, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against the U.S. dollar would result in an increase of R$93 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements and other derivative financial instruments we use, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2009, our total outstanding indebtedness on a consolidated basis was R$29,142 million (excluding swap adjustments of R$1,092 million and including transaction costs of R$316 million), of which R$25,578 million, or 87.8%, bore interest at floating rates, including R$23,410 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate of IPCA rate, and R$1,197 million of U.S. dollar-denominated indebtedness that bore interest at rates based on LIBOR. At December 31, 2009, we had interest rate swap agreements (including our U.S. dollar cash position) under which 84% of our indebtedness exposed to LIBOR was converted into CDI rates, matching the interest rate index of our investments. At December 31, 2009, we did not have any outstanding derivative agreements to limit our exposure to variations in the TJLP rate or the CDI rate.

We invest our excess liquidity (R$8,025 million as of December 31, 2009) mainly (1) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate, and, therefore, our exposure to Brazilian interest rate risk is partially mitigated by these investments, and (2) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates in extracted from the current market forward curves would be approximately R$129 million to our future cash flow, considering both the impact in our debt obligations and swap position. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

The depositary, The Bank of New York Mellon, collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the deposit agreement;

•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;

•

in the event of distributions of securities (other than our Class A preferred shares), a fee equivalent to the fee for the execution and delivery of ADRs referred to above which would have been charged, as a result of the deposit of such securities (treating such securities as Class A Preferred Shares for the purposes of this fee);

•	registration or transfer fees for the transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•	expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the deposit agreement), and (2) converting foreign currency to U.S. dollars;

•

taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

Subject to certain terms and conditions, the Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

During the year ended December 31, 2009, we received from the depositary of our ADSs approximately US$758 thousand which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials, and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at reasonable assurance level as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2009, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tele Norte Leste Participações S.A.

We have audited the internal control over financial reporting of Tele Norte Leste Participações S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 29, 2010, expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

June 29, 2010

Rio de Janeiro, Brazil.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that materially affected or could materially affect our internal control over financial reporting, except for those arising from the integration of the internal control structure of Brasil Telecom and its subsidiaries with our internal control structure.

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

We have adopted a Code of Ethics that applies to our controlling shareholders, members of our board of directors, fiscal council and board of executive officers, as well as to our managers and other employees, and a Code of Conduct and Transparency which supplements our Code of Ethics. A copy of our Code of Conduct and Transparency and our Code of Ethics may be found on our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm for the fiscal year ended December 31, 2009, and by PricewaterhouseCoopers Auditores Independentes, or PWC, our independent registered public accounting firm for the fiscal year ended December 31, 2008.

	Year ended December 31,
	2009		2008
	(in millions of reais)
Audit fees (1)	R$	13.5	R$	9.4
Audit-related fees (2)		—		1.3
Tax fees		—		—
All other fees		—		—

Total fees	R$	13.5	R$	10.7

(1)	Audit fees consist of the aggregate fees billed by Deloitte in 2009 and PWC in 2008 in connection with the audit of our annual financial statements, interim audits, interim reviews of our quarterly financial information, issuance of comfort letters, procedures as related to audit of income tax provisions and related reserves in connection with the audit and review of financial statements and review of documents filed with the CVM and the SEC.
(2)	Audit-related fees consist of the aggregate fees billed by Deloitte in 2009 and PWC in 2008 for internal control reviews.

Pre-Approval Policies and Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our board of directors, and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

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

On April 30, 2009, our board of directors voted to dismiss PWC as our independent registered public accounting firm.

PWC’s audit reports of our financial statements for December 31, 2008 and 2007 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change our independent registered public accounting firm was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on April 30, 2009.

During the fiscal years ended December 31, 2008 and 2007 and through the date of this annual report, we have had no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During the fiscal years ended December 31, 2008 and 2007 and through the date of this annual report, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

We have provided PWC with a copy of this annual report prior to its filing with the SEC and requested that PWC furnish a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of PWC’s letter to the SEC dated June 30, 2010 is included as Exhibit 99.01 to this annual report.

On April 30, 2009, we engaged Deloitte Touche Tohmatsu Auditores Independentes as our new independent registered public accounting firm to audit our financial statements. The decision to engage Deloitte Touche Tohmatsu Auditores Independentes was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on April 30, 2009.

Prior to the engagement of Deloitte Touche Tohmatsu Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with Deloitte Touche Tohmatsu Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that Deloitte Touche Tohmatsu Auditores Independentes was engaged.

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

Significant Differences

The significant differences between TNL’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. TNL must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in TNL’s by-laws.

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

TNL is not required under Brazilian law to have a nominating/corporate governance committee. Nevertheless, TNL has a Corporate Governance, Disclosure and Sustainability Committee that has been mandated to assess the adoption of good corporate governance practices, ensure and establish guidelines for the preparation of financial statements and disclosure of information to the market, to make reports regarding the evolution of risk management and controls to our board of directors and to the Risk and Contingencies Committee following approval by our board of executive officers, and asses issues related to corporate sustainability.

TNL is not required under Brazilian law to have, and accordingly does not have, a compensation committee. Under Brazilian Corporation Law, TNL’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of TNL’s board of directors. TNL also has a Human Resources and Compensation Committee that is composed of seven members of which five are members of our board of directors. The Human Resources and Compensation Committee assists in overseeing our human resource strategy, including issues related to large scale changes in organizational structure, compensation strategy and performance evaluation.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors. On April 11, 2007, the shareholders of TNL approved a stock option program at their extraordinary shareholders meeting. At this meeting, the shareholders of TNL granted TNL’s board of directors the authority to manage and periodically create new stock option plans. See “Item 6. Directors, Senior Management and Employees—Compensation.”

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

TNL must comply with certain corporate governance standards set forth under Brazilian Corporation Law, CVM rules and the applicable rules of the BM&FBOVESPA. See “Item 9. The Offer and Listing—Regulation of Brazilian Securities Markets.” These rules do not require TNL to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to TNL address certain aspects of director qualifications standards and director responsibilities.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Tele Norte Leste Participações S.A., as amended (English Translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Tele Norte Leste Participações S.A. filed on July 13, 2009).

2.01	Amended and Restated Deposit Agreement, dated as of December 29, 2008, among Tele Norte Leste Participações S.A., The Bank of New York Mellon and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Tele Norte Leste Participações S.A. filed on December 19, 2008).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009).

4.01	Share Purchase Agreement, dated April 25, 2008, by and among Invitel, S.A. each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., as Comissário (English translation) (incorporated by reference to Exhibit 4.01 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.02	Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.1 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.03	Schedule of Omitted Standard Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.03 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.04	Concession Agreement for Domestic Long-Distance Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 (English translation) and Schedule of Omitted Concession Agreements (incorporated by reference to Exhibit 4.2 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.05	Schedule of Omitted Standard Concession Agreement for Long-Distance Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.06	Statement of Authorization for Personal Mobile Services between ANATEL and TNL PCS S.A., No. 01/2001, dated March 12, 2001 (English translation) (incorporated by reference to Exhibit 4.3 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.07	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.07 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.08	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and TNL PCS S.A., No. 14/2003, dated July 11, 2003 (English translation) (incorporated by reference to Exhibit 4.7 of Tele Norte Leste Participações S.A.’s Annual Report on Form 20-F for the year ended December 31, 2005.

4.09	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and TNL PCS S.A., No. 22/2008, dated 2008 (English translation) (incorporated by reference to Exhibit 4.10 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.11	Schedule of Omitted Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.11 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.12	Stock Purchase Option Plan adopted on April 11, 2007 (English translation) (incorporated by reference to Exhibit 4.12 to of Tele Norte Leste Participações S.A’s Annual Report on Form 20-F for the year ended December 31, 2008).

8.01	List of Subsidiaries.

12.01	Certification of the Chief Executive Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Sarbanes-Oxley Act of 2002.

99.01	Letter dated June 23, 2010 from PricewaterhouseCoopers Auditores Independentes to the U.S. Securities and Exchange Commission.

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

Date: June 30, 2010	TELE NORTE LESTE PARTICIPAÇÕES S.A.

/S/ LUIZ EDUARDO FALCO PIRES CORRÊA
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer

Date: June 30, 2010
/S/ ALEX WALDEMAR ZORNIG
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tele Norte Leste Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Norte Leste Participações S.A. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows and value added for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009, and the consolidated results of its operations, the changes in shareholders’ equity, its cash flows and the value added in its operations for the year then ended, in conformity with Brazilian accounting practices.

Brazilian accounting practices vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

June 29, 2010

Rio de Janeiro, Brazil.

Report of Independent Registered Public Accounting Firm

To Management and Shareholders

Tele Norte Leste Participações S.A.

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. (the “Company”) and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36, 37 and 38 to the consolidated financial statements.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

July 13, 2009 (except for the effects of the reclassifications disclosed in note 2 to the consolidated financial statements, as to which the date is June 30, 2010)

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31

In millions of Brazilian Reais, unless otherwise stated

	2009	2008 (Reclassified)
ASSETS

Current assets
Cash and cash equivalents	6,206	9,498
Short-term investments	1,819	1,240
Trade accounts receivable, net	5,942	3,896
Recoverable taxes	2,036	1,661
Deferred taxes	474	223
Judicial deposits and blockings	855	368
Prepaid expenses	534	514
Inventories	163	153
Other current assets	356	258

Total current assets	18,385	17,811

Noncurrent assets
Long-term assets
Deferred taxes	4,400	2,041
Recoverable taxes	933	336
Judicial deposits and blockings	2,590	1,048
Prepaid expenses	246	275
Other long-term assets	271	146

Total long-term assets	8,439	3,846

Investments	55	3,320
Property, plant and equipment	22,470	12,670
Intangible assets	11,305	2,758
Deferred charges	272	363

TOTAL ASSETS	60,926	40,767

	2009	2008 (Reclassified)
LIABILITIES

Current liabilities
Suppliers	4,055	1,903
Loans and financing	8,552	3,956
Payroll and related taxes and benefits	362	274
Taxes other than on income	1,266	519
Deferred taxes and taxes on income	218	464
Provisions for contingencies	755	340
Provisions for pension plans	105	—
Tax financing program	176	143
Dividends and Interest on capital	361	1,522
Authorizations payable	315	267
Other current liabilities	756	382

Total current liabilities	16,921	9,770

Long-term liabilities
Loans and financing	21,366	16,288
Taxes other than on income	623	100
Tax financing program	948	504
Provisions for contingencies	3,214	1,623
Authorizations payable	1,517	904
Other long-term liabilities	410	167

Total long-term liabilities	28,653	19,586

Non-controlling interest	7,357	1,820

Shareholders’ equity
Capital	5,449	5,449
Capital reserves	42	38
Legal reserve	2,483	4,092
Investment reserve	380	380
Treasury shares	(359)	(368)

Total shareholders’ equity	7,995	9,591

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	60,926	40,767

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of operations

Expressed in millions of Brazilian Reais, unless otherwise stated

	2009	2008 (Reclassified)	2007 (Reclassified)

Net operating revenue	29,881	18,736	17,584

Cost of goods sold and services rendered	(17,215)	(9,668)	(9,256)

Gross income	12,666	9,068	8,328

Operating expenses
Selling expenses	(5,335)	(3,547)	(2,691)
General and administrative expenses	(3,067)	(1,613)	(1,223)
Other operating expenses, net	(2,624)	(617)	(479)

	(11,026)	(5,777)	(4,393)

Operating income	1,640	3,291	3,935

Financial expenses, net	(2,385)	(1,384)	(478)

Income (loss) from continuing operations before tax and non-controlling interests	(745)	1,907	3,457

Income tax and social contribution	(311)	(475)	(615)

Non-controlling interest	620	(278)	(524)

Net income (loss) for the year	(436)	1,154	2,318

Shares outstanding at the balance sheet date (in thousands)	382,523	382,289	382,122

Net income (loss) per share at the end of the year (in Brazilian Reais)	(1.14)	3.02	6.07

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Statements of changes in the shareholders’ equity

In millions of Brazilian Reais, unless otherwise stated

		Capital reserves			Earnings reserves
	Capital stock	Tax incentives and donations	Share disposal goodwill reserve	Stock options	Legal reserve	Investment reserve	Treasury stock	Retained earnings/ accumulated losses	Total

Balance at December 31, 2007
(Reclassified)	4,689	25		4	325	5,999	(373)	(11)	10,658

Share-based payments				5				(5)
Prescribed dividends								40	40
Capital increase	760					(760)
Goodwill on stock divestments			4				5		9
Extraordinary dividend (R$3.1390 per share)						(1,200)			(1,200)
Net income for the year								1,154	1,154
Legal reserve					55			(55)
Interest on capital (R$0.7306 per share)								(279)	(279)
Dividend (R$2.0688 per share)								(791)	(791)
Transfer to investment reserve						53		(53)

		25	4	9	380	4,092

Balance at December 31, 2008	5,449		38		4,472		(368)	—	9,591

Share-based payments				3					3
Prescribed dividends								27	27
Goodwill on stock divestments			1			(4)	9		6
Extraordinary dividend (R$3.1281 per share)						(1,197)			(1,197)
Net loss for the year								(436)	(436)
Absorption of accumulated losses						(462)		462
Transfer to investment reserve						53		(53)

		25	5	12	380	2,482

Balance at December 31, 2009	5,449	42			2,862		(359)		7,995

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flow

In millions of Brazilian Reais, unless otherwise stated

	2009	2008 (Reclassified)	2007 (Reclassifiied)

Cash flows from operating activities
Income before taxes	(745)	1,907	3,457

Adjustments to reconcile net income to operational cash generation:
Interest and monetary and exchange variations (mainly on loans, financing and debentures)	2,001	2,464	774
Depreciation	5,614	2,747	2,551
Accounts receivable losses	1,312	799	649
Provisions for contingencies	2,718	468	416
Amortization of deferred charges	91	72	67
Equity adjustment		(5)	6
Residual value of fixed asset disposals	115	87	25
Provision/reversal of losses on discontinued assets	(25)	(1)	(9)
Provision for investment losses	62
Monetary correction of dividends and interest on capital	8	17	5
Provisions for pension funds	6
Monetary correction in regard to the refinancing program	11	48	55

	11,168	8,603	6,446

Changes in assets and liabilities
Accounts receivable	(1,210)	(1,409)	(131)
Credits receivable	34	(9)	220
Taxes deferred and recoverable	671	103	(1,056)
Prepaid expenses	73	(305)	(235)
Inventories	45	(29)	47
Other assets	42	(76)	39
Suppliers	774	245	(47)
Payroll and related taxes and benefits	(33)	76	60
Taxes payable and deferred	(368)	(866)	930
Tax refinancing program	465	(171)	(130)
Dividends and interest on shareholders’ capital	—	605	—
Provisions for contingencies	(3,920)	(452)	(623)
Provisions for pension funds	—	777	—
Other liabilities	(506)	30	46

	(4,015)	(1,481)	(880)

Cash provided by operating activities
Interest paid	(2,033)	(696)	(699)
Income tax and social contribution paid	(545)	(342)	(975)

	(2,578)	(1,038)	(1,674)

Net cash provided by/(used in) operating activities	4,575	6,084	5,442

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flow

In millions of Brazilian Reais, unless otherwise stated

(continued)

	2009	2008 (Reclassified)	2007 (Reclassified)

Cash flows from investing activities
Short-term investments	193	1,989	(1,398)
Acquisition of property, plant and equipment and intangible assets	(5,018)	(5,061)	(2,597)
Acquisition of BrT’s control less net cash included in acquisition	(1,673)	—	—
Judicial deposits and blockings	881	(346)	(209)
Increase in permanent investment	(63)	(3,282)	(17)
Increase in deferred charges	—	(32)	(27)

Net cash used in investing activities	(5,680)	(6,732)	(4,248)

Cash flows from financing activities
Proceeds from long-term loans, financing and debentures	9,177	11,388	1,838
Payment of principal on loans, financing and debentures	(5,314)	(2,140)	(2,041)
Acquisition of subsidiaries’ shares	(3,596)	—	—
Payment of dividends and interest on capital	(2,454)	(2,563)	(406)

Net cash provided by/(used in) financing activities	(2,187)	6,685	(609)

Net cash flows for the year	(3,292)	6,037	585

Cash and cash equivalents

Cash and cash equivalents at the end of the year	6,205	9,498	3,461
Cash and cash equivalents at the beginning of the year	9,498	3,461	2,876

Changes in cash position	(3,292)	6,037	585

Additional cash flow information:

Cash paid against provision for contingencies	1,090	362	511

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flow

In millions of Brazilian Reais, unless otherwise stated

Notes to the Consolidated Statements of Cash Flows

(a) Acquisition of Subsidiaries

As disclosed in Note 1(e), on January 8, 2009, Tele Norte Leste Participações S.A. (the “Company” or “TNL”) acquired, through its indirect subsidiary, Copart 1 Participações S.A. (“Copart 1”), control of Invitel S.A. (“Invitel”), which held control of Brasil Telecom S.A. (“BrT”). The table below summarizes the assets acquired and liabilities assumed by the Company upon its acquisition of Invitel:

Invitel

Cash and cash equivalents	2,761
Trade accounts receivable	2,148
Escrow deposits	2,910
Deferred and recoverable taxes	3,737
Fixed and intangible assets	11,898
Other assets	1,168
Loans and financing	(5,842)
Suppliers	(1,890)
Payable and deferred taxes	(1,109)
Provision for contingencies	(3,208)
Other liabilities	(2,772)
Previous investments in acquired company	(1,663)
Non-controlling interests	(3,704)

Price of control acquisition	4,434
Subsidiary’s cash	(2,761)

Acquisition cash flow less Invitel’s cash	1,673

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

1 OPERATIONS

TNL was formed on May 22, 1998, as a result of the break up and auctioning of Telecomunicações Brazileiras S.A. (“Telebrás”). The Company was formed for the principal purposes of acquiring equity interests in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company, in which Telemar Participações S.A. (“Telemar Participações”), at December 31, 2009 and 2008, held 17.48% of the total capital and 52.45% of the voting capital.

TNL is registered with the Comissão de Valores Mobiliários — CVM (“Brazilian Securities and Exchange Commission”) as a listed company and its shares are traded on the Bolsa de Valores Mercadorias e Futuros — BM&FBOVESPA (“São Paulo stock exchange”). The company is also registered with the U.S. Securities and Exchange Commission (“SEC”) and its Level II American Depositary Shares (“ADSs”) are traded on the New York Stock Exchange (“NYSE”), through American Depositary Receipts (“ADRs”). Currently, 49.71% of the company’s preferred shares are traded on the NYSE, in the form of ADRs.

(a) Directly controlled subsidiaries

Telemar Norte Leste S.A. (“Telemar”)

Telemar is a subsidiary of TNL which, on December 31, 2009, held 81.92% (2008 – 81.92%) of Telemar’s total capital and 97.35% (2008 – 97.35%) of its voting capital.

Telemar is the leading provider of fixed-line services in its area of operation –Region I of the of the General Concession Plan (Plano Geral de Outorgas), or PGO – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of this region’s Sector 3, covering the 57 municipalities of the Triângulo Mineiro, or the Minas Triangle, and the Alto Paranaíba, or the Upper Paranaíba river valley, both in the state of Minas Gerais, where the local telephone company, Companhia de Telecomunicações do Brazil Central — CTBC, operates. These services are provided under the terms of the concessions granted by ANATEL, or the National Telecommunications Agency, the regulatory body for the Brazilian telecom sector.

Telemar also holds a concession granted by ANATEL to provide national long distance services within Region I.

On July 9, 2007, the Diário Oficial da União (“Federal Official Gazette”) published contractual amendments relating to the transfer from TNL PCS S.A. (“Oi”) to Telemar of the authorizations to provide fixed-line telephone services (Serviço Telefônico Fixo Comutado), or STFC, through (i) national long distance services (Longa Distância Nacional), or LDN, in Region II and Region III of the PGO and Sector 3 of Region I; and (ii) international long distance services, (Longa Distância Internacional), or LDI, throughout Brazil.

The concession contracts relating to local and long distance services currently in force were effective beginning January 1, 2006 and are valid until December 31, 2025.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

TNL PCS Participações S.A. (“TNL PCS Participações”)

TNL PCS Participações is a wholly-owned subsidiary of TNL that was formed to provide telecommunications services, in any form, as well as acquire equity interests in other companies. TNL PCS Participações began its operations in December 2007.

(b) Indirectly controlled subsidiaries

Tele Norte Celular Participações S.A. (“TNCP”)

TNCP, which is listed on the São Paulo Stock Exchange, was acquired on April 3, 2008 by Telemar, which holds 99.7% of TNCP’s total share capital. TNCP’s corporate purpose is to invest, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad.

TNL PCS S.A.

Oi is a wholly-owned subsidiary of TNCP (see Note 1(d)).

Oi was formed for the specific purpose of bidding in ANATEL’s 001/2000 auction, in which it acquired the concession to provide personal mobile services (Serviço Móvel Pessoal), or SMP, in Region I. On March 12, 2001, ANATEL granted Oi the authorization to provide personal mobile services indefinitely, so long as Oi fulfills its obligations under the authorization. Concurrently, ANATEL also granted Oi the right to use the corresponding radio frequencies for a period of 15 years, renewable for an additional 15 years in return for the payment, every two years, of 2% of the previous year’s net revenue generated from SMP. These authorizations became effective on June 26, 2002, when Oi began its commercial operations.

Since November 30, 2005, following its merger with Pegasus Telecom S.A. (“Pegasus”), Oi has also provided data transmission services (Serviço de Comunicação Multimídia), or SCM, in Regions I, II and III.

On December 6, 2007, the formalization of Act no. 68,982, of December 5, 2007, was published in the Federal Official Gazette. The Act partially ratified the result of ANATEL Public Tender no. 001/2007/SPV, authorizing Oi to provide SMP services and use corresponding radio frequencies in the State of São Paulo. Act no. 68,982 also extended Oi’s bandwidth within the following states in Region I: Amapá, Roraima, Amazonas, Pará, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Espírito Santo, Minas Gerais and Rio de Janeiro, for the remaining term of the authorization (ANATEL PVCP/SPV no. 001/2001) for use of radio frequencies in association with the authorization to provide SMP, renewable for an additional 15 years.

On December 31, 2007, the Federal Official Gazette published the formalization of the Habilitation and Adjudication Notice, dated December 27, 2007, which authorized Oi to use third generation radio band frequencies, or 3G, for SMP services in Regions I and II, regions in which Oi operates following its successful bid on Bidding no. 002/2007/SVP-ANATEL.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

On April 29, 2008, the Federal Official Gazette published a notice in respect of an authorization granting Oi the right to use radio frequencies to provide 3G SMP within Regions I and III (with the exception of the area around the city of Franca, in the interior of the State of São Paulo), for a period of 15 years, renewable for an additional 15 years.

On January 3, 2008, the Federal Official Gazette published the formalization of Habilitation and Adjudication Notice, dated December 28, 2007, which authorizes Oi to use of radio second generation band frequencies, or 2G, for SMP services in the interior of São Paulo, a region in which Oi operates following its successful bid on Bidding no. 001/2007/SVP-ANATEL.

Additional authorizations were executed on September 8, 2008, granting Oi the right to provide 2G SMP services, using GSM technology, in the State of São Paulo, outside the city of São Paulo, and within Regions II and III, for 15 years, renewable for an additional 15 years.

On October 16, 2008, the Federal Official Gazette published an ANATEL Act authorizing direct-to-home services, or DHT, in addition to television and audio signals distribution services under satellite subscription in Brazil for 15 years from the date of the publication of the notice, renewable for an additional 15 years.

Way TV Belo Horizonte S.A. (“Way TV”)

Way TV is a wholly-owned subsidiary of TNL PCS Participações and was acquired on July 27, 2006, with authorization by ANATEL granted on November 12, 2007. Way TV’s corporate purpose is to provide telecom services, including cable television and data communication services (SCM), and performing ancillary services in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena. Way TV may also acquire equity interests in other companies.

Paggo Empreendimentos S.A. (“Paggo”)

Paggo, a wholly-owned subsidiary of Oi, was acquired on December 17, 2007 and has a controlling interest in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”).

•

Paggo Acquirer has the following corporate purposes: (i) the registration and administration of payments through networks of retail outlets and service providers, using credit systems or other available means of payment; (ii) the recording, transmission, processing, guaranteeing and settlement of all such transactions carried out at approved establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the payment systems; and

•

Paggo Administradora has the following corporate purposes: (i) registration, evaluation and approval of clients who seek to join the company’s payment systems; (ii) coordinating the integration of the payment systems, participating networks, commercial establishments, service providers, financial institutions and others; (iii) controlling and updating of data records and providing information on the transactions carried out using the payment systems; and (iv) providing administrative services for adopted payment systems, including the recording, transmission, processing, guaranteeing and settlement of all such transactions.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Coari Participações S.A. (“Coari”)

Coari, a wholly-owned subsidiary of Telemar, was acquired in December 2003 and has the corporate purpose of investing, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. The company started its operations on April 25, 2008, when it bought out the companies Copart 1 and Copart 2 Participações S.A. (“Copart 2”), in order to acquire Invitel, shares of Brasil TelecomParticipações S.A. (“BrT Part”) and shares of BrT. For more details, see Note 1(e). On May 30, 2008, Coari purchased Copart 3 Participações S.A.

(c) Coari’s main directly and indirectly controlled subsidiaries

Brasil Telecom S.A. (“BrT”)

BrT was previously a subsidiary of BrT Part until BrT Part’s merger with BrT on September 30, 2009. For more details, see Note 1(f). As of December 31, 2009, BrT is controlled by Coari, which holds 79.63% of BrT’s voting capital and 48.20% of BrT’s total share capital.

BrT is a utility services concessionaire engaged in the provision of STFC in Region II, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. BrT has provided STFC in this area since July 1998, operating as a local and intraregional long-distance carrier. Since January 2004, BrT has also provided domestic and international long-distance services in all Regions. Local services have been provided outside Region II since January 2005.

BrT’s current concession agreements for local and long distance services became effective on January 1, 2006 and are in force until December 31, 2025.

14 Brasil Telecom Celular S.A. (“BrT Celular”)

BrT Celular, a wholly-owned subsidiary of BrT, which has been operating since the fourth quarter of 2004 rendering SMP services, is authorized to serve Region II of the PGO.

BrT Serviços de Internet S.A. (“BrTI”)

BrTI, a wholly-owned subsidiary of BrT, is the controlling shareholder of the iG Companies, which comprise Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brazil S.A. (“iG Brasil”).

iG Cayman is a holding company that controls iG Participações S.A. (“iG Part”), which holds a 32.53% interest in the capital of iG Brasil. iG Part and iG Brasil are companies organized and constituted in Brazil.

iG Brasil operates as a dialup and broadband internet access provider. It also provides value-added services targeted for the home and corporate markets, including an internet connection accelerator. In addition, iG Brasil sells advertising space on its portal.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)

BrT CS, together with its subsidiaries, operates a system of underwater optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing the flow of data traffic through integrated service packages, offered to local and foreign corporate customers.

BrT Comunicação Multimídia Ltda. (“BrT Multimídia”)

BrT Multimídia provides private telecommunications network services through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long-distance network connecting these metropolitan business centers. BrT Multimídia operates nationwide through commercial agreements with other telecommunications companies to offer services to the other Brazilian regions. It also has Internet Solution Centers in São Paulo, Brazilia, Curitiba, Porto Alegre, Rio de Janeiro and Fortaleza, which offer co-location, hosting and other value added services.

BrT holds an 90.46% interest in the capital of BrT Multimídia and the remaining 9.54% is held by BrTI.

Brasil Telecom Call Center S.A. (“BrT Call Center”)

BrT Call Center’s corporate purpose is to provide call center services for third parties, including customer service operations, outbound and inbound telemarketing, training, support, consulting services and related activities, among other services. BrT Call Center began operations in November 2007 by providing call center services for BrT and its subsidiaries, each of which previously outsourced their respective call center services.

BrT Card Serviços Financeiros Ltda. (“BrT Card”)

BrT Card was formed to provide management, control and support services for the development and sale of financial products and services. BrT holds 99.99% of BrT Card’s shares and the remaining capital of BrT Card is held by BrTI. At the balance sheet date, BrT Card had not commenced operations and had only highly liquid cash investments resulting from the payment of capital.

(d) Corporate restructuring - TNCP

On May 5, 2008, Telemar commenced a corporate restructuring, approved by its Board of Directors, by conducting CVM-registered public tender offers for the acquisition of common shares, and subsequently, for the acquisition of preferred shares of its subsidiaries TNCP and Amazônia Celular S.A (“Amazônia”). As a result of acquisitions made pursuant to mandatory and voluntary tender offers, after January 16, 2009, Telemar held 2,467,689 common shares and 4,147,288 preferred shares of TNCP, in addition to 80,868 common shares and 971,791 preferred shares of Amazônia, representing 98.7% of TNCP’s total capital and 17.9% of Amazônia’s total capital. The purpose of this restructuring was to optimize TNCP’s control structure by concentrating similar activities and simplifying corporate participation among companies.

On March 9, 2009, Telemar’s management consolidated the assets of Amazônia and Oi, subsequently returning to ANATEL the authorization for the use of certain radio frequencies, as detailed below:

(i)	Merger of Amazônia shares into TNCP, pursuant to which Amazônia became a wholly-owned subsidiary of TNCP and Amazônia shareholders received 354,886 common shares and 1,430,859

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

preferred shares from TNCP, issued for the purpose of the merger in exchange for 151,159 common shares and 270,798 preferred shares of Amazônia held by them. The merger resulted in an increase in TNCP’s shareholders’ equity of R$33. The conversion rate of the shares exchanged under the merger was 1.529505 common shares of TNCP for each common share of Amazônia and 1.151515 preferred shares of TNCP for each preferred share of Amazônia.

The share conversion ratio reflected classes of each company’s existing shares, taking into account: (i) for common shares, share prices paid under the mandatory public tender offers to acquire common shares of TNCP and Amazônia carried out on January 16, 2009, which corresponded to R$87.61 and R$134.00, respectively; and (ii) for preferred shares, share prices under the voluntary tender offers to acquire preferred shares of TNCP and Amazônia, carried out on August 19, and October 22, 2008, which corresponded to R$33.00 and R$38.00, respectively. The use of share prices under the registered tender offers to establish the share conversion ratios was due to the participation of TNCP’s non-controlling shareholders in the mandatory and voluntary public tender offers.

(ii)	Increase in Telemar’s equity interest in TNCP through the assignment of approximately 100% of Telemar’s investment in Oi, pursuant to which TNCP issued 56,464,204 common shares and 112,928,407 preferred shares, representing an aggregate amount of R$8,673, which amount corresponds to the carrying value of Telemar’s investment in Oi.

As a result of the transactions detailed above, TNCP’s social capital increased by R$8,706 to R$8,791, represented by 59,311,566 common shares and 118,568,472 preferred shares, as reflected in the following share table:

	Common Shares	%	Preferred Shares	%	Total	%

Telemar	59,055,489	99.57	118,193,342	99.68	177,248,831	99.65
Minority shareholders	256,077	0.43	375,130	0.32	631,207	0.35

Total shares	59,311,566	100.00%	118,568,472	100.00%	177,880,038	100.00%

(iii)	Amazônia’s concession for the provision of SMP services was terminated following the return to ANATEL of corresponding radio frequencies.

(iv)	Merger of Amazônia into Oi through the issuance of 92,363,839 common shares without par value of Oi in exchange for an aggregate of 15,686,583 common and preferred shares of Amazônia.

As a result of Amazônia merger, Oi’s social capital increased by R$131 to R$9,744, represented by 6,193,577,065 common shares. The newly issued shares were paid by absorbing Amazônia’s shareholders’ equity, as 100% of Oi’s shares were held by TNCP.

(e) Acquisition of Control of Brasil Telecom Participações S.A.

During the months of May and June 2008, Copart 1 and Copart 2 conducted successive acquisitions of preferred shares of BrT Part and BrT, respectively. Copart 1 acquired an aggregate of 55,819,400 preferred

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

shares (BRTP4) issued by Brt Part, which represented 24.3% of BrT Part’s preferred shares and 15.4% of BrT Part’s total share capital, for an aggregate of R$1,425, while Copart 2 acquired an aggregate of 45,590,300 preferred shares (BRTO4) issued by BrT, which represented 14.6% of that BrT’s preferred shares and 8.3% of BrT’s total share capital, for an aggregate of R$898.

On July 22, 2008, Copart 1 and Copart 2 conducted voluntary public tender offers for the acquisition of shares of BrT Part and BrT, respectively, in order to increase their equity interests to one third of the preferred shares issued by BrT Part and BrT. Copart 1 acquired 20,826,442 BrT Part preferred shares (BRTP4) for R$30.47 per share, for a total of R$635, while Copart 2 acquired 13,366,365 BrT preferred shares (BRTO4) for R$23.42 per share, for a total of R$313.

As a result of the acquisitions made under the voluntary public tender offers, Telemar held indirectly 58,956,665 BrT preferred shares and 76,645,842 BrT Part preferred shares, representing, respectively, 18.9% of the total preferred shares and 10.5% of the total share capital of BrT, and 33.3% of the total preferred shares and 21.11% of the total share capital of BrT Part. At December 31, 2008, Copart 1 and Copart 2 did not exert any significant influence over their respective investments in BrT Part and BrT.

On January 8, 2009, Telemar, acting through its indirect subsidiary Copart 1, acquired 100% of the shares of Invitel, which held 100% of the equity interest of Solpart Participações S.A. (“Solpart”), which directly controlled BrT Part, which directly controlled BrT, for an aggregate of R$5,371, equivalent to R$77.04 per BrT Part common share. The amount paid, as determined by contractual agreement, reflected variations of the average daily CDI rate, less the net debt of Invitel. (R$998) and adjusted for dividends/interest on capital declared between January 1, 2008 and the closing date.

This acquisition was recorded by Telemar at the fair value of the assets and liabilities on the acquisition date, January 8, 2009, taking into consideration BrT’s intangible assets and contingent liabilities.

On June 23, 2009, Telemar conducted mandatory tender offers for the common shares of BrT Part and BrT in accordance with CVM registration requirements. The share purchases pursuant to the tender offers assured the payment to non-controlling shareholders of a minimum amount equal to 80% of the price per share paid for the control block shares of BrT Part and BrT, or R$61.63 for BrT Part shares and R$57.76 for BrT shares, adjusted by the declared dividends of BrT Part and BrT and by the fluctuation of the average daily CDI rate from January 1, 2008 through the bid settlement date, resulting in payments in the amounts of R$64.71 per BrT Part share and R$60.64 per BrT share. On June 23, 2009, Copart 1 acquired 40,452,227 of BrT Part’s common shares and, as a result, owned, directly and indirectly, through Invitel, 54.45% of total shares and 90.68% of the voting shares of BrT Part. On the same date, Copart 2 acquired 630,872 of BrT’s common shares and, as a result, owned 10.62% of total shares and 0.25% of the voting shares of BrT.

BrT’s assets and liabilities, including contingent assets and liabilities, are recognized in the Company’s consolidated financial statements by applying the applicable participation percentage to the fair value of the assets and liabilities at the acquisition date.

On December 31, 2009, the Company was within the period allotted to measure identifiable assets and liabilities based on information available at that time. From the date of the Company’s acquisition of its controlling interest in Invitel to the closing of the Company’s December 31, 2009 financial statements, the Company’s Management reviewed the estimates of the fair value of provisions for civil contingencies in respect of claims related to rights of holders of financial participation agreements of Companhia Riograndense

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

de Telecomunicações (“CRT”), a company merged into BrT. This review consisted of the evaluation of relevant additional information, related to the additional provision for contingences described in Note 26 and which should take into account the fair value of these contingences as of the date of the Company’s acquisition of its controlling interest in Invitel. The additional information was available as of such date and, consequently, the fair value of these contingences was increased by R$1,084.

The table below sets forth in summary form the amount paid to acquire BrT’s operations, taking into account (1) amounts paid (A) to acquire control of Invitel and (2) under the BrT Part and BrT voluntary and mandatory tender offers; as well as (2) adjustments to the fair values of acquired assets and assumed liabilities in the acquisition of these operations, including adjustments based on revised estimates of the fair value of the abovementioned contingences:

	Acquisition of Invitel and voluntary tender offers (40.02%) 01/08/2009	Acquisition of 47.64% relating to the mandatory tender offers 06/23/2009

Total paid to the previous shareholders	8,642	2,656
Fees paid during the transaction	2	1

Gross value paid	8,644	2,657

BrT’s shareholders’ equity	6,241	5,327
Equity interest acquired	2,497	406
Fair value adjustments, net:
Property, plant and equipment	1,819	349
Intangible assets (STFC exploitation license)	4,606	1,775
Provisions for contingencies	(812)	(144)
Allowance for doubtful accounts	(18)

Equity interest in BrT	8,092	2,386
Net assets of the BrT’s holding companies acquired in the same transaction	552	271

Goodwill

The Company has hired a specialized company (Apsis Consultoria Empresarial Ltda.) to assist it in calculating the fair values presented above.

(f) Corporate restructuring - BrT

The Company completed stages one and two of the corporate restructuring process of its indirect subsidiaries BrT Part and BrT to streamline its control structure and to use the synergies between their respective activities to increase operating efficiency.

On December 19, 2008, ANATEL issued Act 7,828, under which ANATEL’s Executive Board granted prior approval for acts relating to the merger of Invitel, Solpart and BrT Part by Telemar.

As disclosed in a Material Fact (Fato Relevante), dated July 15, 2009, and a subsequent admendment, dated July 21, 2009, as well as a Material Fact ,dated August 12, 2009, stage 1 and step 2 of stage 2 of the corporate

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

restructuring were performed, on July 31 and September 30, 2009, respectively, consisting of a series of mergers carried out pursuant to Articles 230 and 252 of Law 6,404/76 (the “Brazilian Corporate Law”) by Telemar subsidiaries, as described below.

(i)	Merger of Invitel into its subsidiary Solpart, pursuant to which Invitel ceased to exist on July 31, 2009.

The aggregate value of net assets of Invitel merged into Solpart was R$384, which merger did not result in an increase in Solpart’s capital; the aggregate value of the net assets was fully recorded as a capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

As a result of the merger of Invitel into Solpart, 0.0005583097 Solpart common shares were issued in exchange for each Invitel common share and 0.0020717787 Solpart preferred shares were issued in exchange for each Invitel preferred share.

Invitel’s treasury shares were canceled in the merger. Solpart did not have any treasury shares.

(ii)	Merger of Solpart into its parent company Copart 1, pursuant to which Solpart ceased to exist on July 31, 2009.

The aggregate value of the net assets of Solpart merged into Copart 1 was R$24, which merger did not result in an increase in Copart 1’s capital; the aggregate value of the net assets was fully recorded as a capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

(iii)	Merger of Copart 1 into BrT Part., pursuant to which Coari, the holder of all of the shares of Copart 1, received BrT Part shares in exchange for its Copart 1 shares; Copart 1 was subsequently liquidated on July 31, 2009.

The aggregate value of the net assets of Copart 1 merged into BrT Part was R$3,974, which merger did not result in an increase of BrT Part’s capital; the aggregate value of the net assets was fully recorded as a capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

As a result of the merger of Copart 1 into BrT Part, 0.0109674283 BrT Part common shares were issued in exchange for each Copart 1 common share and 0.00691600894 BrT Part preferred shares were issued in exchange for each Copart 1 preferred share.

BrT Part held 1,480,800 common shares in treasury wich were unaffected by this merger.

(iv)	Merger of Copart 2 into BrT, pursuant to which Coari, holder of all of the shares of Copart 2, received BrT shares in exchange for its Copart 2 shares; Copart 2, was subsequently liquidated on July 31, 2009.

The aggregate value of the net assets of Copart 2 merged into BrT Part was R$369, which merger did not result in a increase of BrT Part’s capital; the aggregate value of the net assests was fully recorded as a capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

As a result of the merger of Copart 2 into BrT, 0.0005041618 BrT common shares were issued in exchange for each Copart 2 common share and 0.0471152627 BrT preferred shares were issued in exchange for each Copart 2 preferred share.

Copart 2 did not have treasury shares. BrT held 13,231,556 preferred shares in treasury which were unaffected by this merger.

(v)	Merger of BrT Part into BrT, pursuant to which Coari, holder of 54.45% of BrT Part shares and 10.62% of BrT shares, received 231,077,513 BrT shares (comprised of 161,359,129 common shares and 69,718,384 preferred shares), in exchange for its BrT Part shares. As a result of the merger, Coari holds 48.20% of BrT’s equity. BrT Part was liquidated on September 30, 2009.

The aggregate value of the net assets of BrT Part merged into BrT was R$5,535, which merger resulted in a capital increase of BrT in the amount of R$260. R$1,414 of BrT’s capital was recorded as a capital reserve and R$3,861 was recorded as goodwill special reserve, pursuant to CVM Instruction 319/1999.

The capital increase resulted from the issuance of 201,143,307 common shares and 209,155,151 preferred shares of BrT, which were fully attributed to BrT Part’s shareholders. Therefore, BrT’s capital was increased to R$3,731, comprised of 203,423,176 common shares and 399,597,370 preferred shares.

As a result of BrT Part’s merger into BrT, 1.2190981 common shares of BrT were issued in exchange for each BrT Part common share and 0.1720066 BrT common share and 0.909673 BrT preferred shares were issued in exchange for each BrT Part preferred share.

BrT Part held 1,480,800 common shares in treasury, which have been cancelled. BrT held 13,231,556 preferred shares in treasury which were unaffected by this merger.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

All valuations of the equity and net assets of the merged companies have been conducted by specialized company (Apsis Consultoria Empresarial Ltda.), in compliance with Articles 226 and 227 of the Brazilian Corporate Law, based on carrying values as of May 31, 2009, adjusted by (1) corporate events that occurred from this date to the applicable merger date (July 31, 2009 or September 30, 2009) and (2) the most significant subsequent events. The balance sheets of the merged companies are as follows:

Balance Sheet – Invitel	05/31/2009

Current assets	91
Investments	1,403
Intangible assets	293

Total assets	1,787

Shareholders’ equity	1,787

Total liabilities	1,787

Balance Sheet – Solpart	05/31/2009

Current assets	106
Investments	990
Intangible assets	691

Total assets	1,787

Shareholders’ equity	1,787

Total liabilities	1,787

Balance Sheet – Copart 1	05/31/2009

Current assets	122
Investments	2,817
Intangible assets	3,862

Total assets	6,801

Current liabilities	10
Shareholders’ equity	6,791

Total liabilities	6,801

Balance Sheet – Copart 2	05/31/2009

Current assets	7
Investments	559
Intangible assets	367

Total assets	933

Current liabilities	4
Non floating liability	1
Shareholders’ equity	928

Total liabilities	933

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Changes in shareholders’ equity that occurred from May 31, 2009 to July 31, 2009 were accounted for by the merging companies.

Balance sheet – BrT Part	05/31/2009

Current assets	584
Noncurrent assets	1,496
Investments	7,345
Property, plant and equipment	1

Total assets	9,426

Current liabilities	331
Non floating liability	12
Shareholders’ equity	9,083

Total liabilities	9,426

Changes in shareholders’ equity from May 31, 2009 to September 30, 2009 were accounted for at BrT in the amount of R$83.

As required by the Brazilian Corporate Law, the mergers were submitted to and approved by a vote of the shareholders of Invitel, Solpart, Copart 1, Copart 2, BrT and BrT Part, at the meetings of the shareholders of these companies held on July 31, 2009 and September 30, 2009.

The shareholder structure of BrT as of September 30, 2009 is as follows:

Shareholder structure – Brasil Telecom S.A.

Shareholder	Common shares	%	Preferred shares	%	Total	%

Coari	161,990,001	79.63%	128,675,049	32.20%	290,665,050	48.20%
Non-controlling interests	41,433,175	20.37%	257,690,765	64.49%	299,123,940	49.60%

Treasury shares			13,231,556	3.31%	13,231,556	2.20%

Total	203,423,176	100.00%	399,597,370	100.00%	603,020,546	100.00%

Goodwill originally recorded under Brazilian GAAP by Copart 1 and merged into BrT Part arises partly from the merger of Solpart into Copart 1 and partly from the merger of Invitel into Solpart, in the total nominal amount of R$8,236, related to the acquisition of 100% of the shares of Invitel and 35.52% of the shares of BrT Part. For book purposes, this goodwill was allocated to the step-up in property, plant and equipment and BrT’s concession to provide STFC services. As a result of the merger of Copart 1 into BrT Part, goodwill was amortized in the accounting records of BrT Part pursuant to prevailing tax and accounting legislation, and did not generate any tax utilization in the first phase of the corporate restructuring.

Goodwill originally recorded under Brazilian GAAP by Copart 2 and merged into BrT, totaling R$738, arises from the acquisition of 10.62% of the shares of BrT and was allocated to the step-up in property, plant and equipment and BrT’s concession to provide STFC services. As a result of the merger of Copart 2 into BrT, goodwill was amortized in the accounting records of BrT, pursuant to prevailing tax and accounting legislation, and generated tax utilization.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

For the calculation of the net assets resulting from the downstream mergers of Copart 1 and Copart 2 into and with BrT Part and BrT, respectively, Copart 1 and Copart 2 recorded provisions for maintenance of the integrity of shareholders’ equity of its subsidiaries, in the amounts of R$4,072 and R$341, respectively. The recognized provisions reduce goodwill amounts relating to BrT’s concession to provide STFC services to the amount of the related tax benefit resulting from amortization, as prescribed by Paragraph 1 (subheading a) of Article 6 of CVM Instruction 319/1999.

The resulting corporate structure after Step 2 of the Stage 2 is as follows:

The shares issued in the merger of the BrT Part (Stage 2) were registered under a registration statements under the U.S. Securities Act of 1993 that was declared effective by the SEC, on September 2, 2009.

As disclosed in a Material Fact, dated August 12, 2009, Coari’s and BrT’s respective board of directors and management, approved step 3 of stage 2 of the corporate restructuring, on September 25, 2009, relating to the merger of BrT shares by Coari, a public company and direct subsidiary of Telemar, with the objective of transforming BrT into a wholly-owned subsidiary of Coari. However, as a result of circumstances disclosed in a Material Fact, dated January 14, 2010, step 3 of stage 2 of the corporate restructuring is currently suspended. The impacts on the provision for losses relating to legal contingencies are set forth in Note 26.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

2 Presentation of the financial statements and consolidation principles

Preparation and presentation criteria

The financial statements have been prepared and are presented in accordance with Brazilian accounting practices, provisions of the Brazilian Corporate Law and CVM regulations, and the changes introduced by Laws 11,638/2007 and 11,941/2009.

With the enactment of Law 11,638 /2007, which was designed to update the Brazilian Corporate Law, so as to enable the convergence process of Brazilian accounting practices adopted in Brazil with International Financial Reporting Standard (“IFRS”), new accounting standards and technical pronouncements have been issued by the in Accounting Pronouncements Committee (“CPC”), in conformity with such international accounting standards.

In 2009, 26 new technical pronouncements (“CPCs”) and 12 technical interpretations (“ICPCs”) were issued by CPC and approved by CVM Resolutions, for mandatory adoption from 2010. The CPCs and ICPCs, which may be applicable to the Company, considering the nature of its operations, are as folows:

CPC	Title

15	Business Combinations
16	Inventories
20	Borrowing Costs
21	Interim Financial Reporting
22	Operating Segments
23	Accounting Policies, Changes in Accounting Estimates and Errors
24	Subsequent Events
25	Provisions, Contingent Liabilities and Contingent Assets
26	Presentation of Financial Statements
27	Property, Plant and Equipment
30	Revenues
32	Income Taxes
33	Employee Benefits
36	Consolidated Financial Statements
37	First-time Adoption of International Financial Reporting Standards
38	Financial Instruments: Recognition and Measurement
39	Financial Instruments: Presentation
40	Financial Instruments: Disclosures
43	First-time Adoption of Technical Pronouncements CPC 15 to 40

ICPC	Title

01	Concession Agreements
04	Scope of Technical Pronouncement CPC 10 Range – Share-based Payment
05	Technical Pronouncement CPC 10 – Share-based Payment – Treasury and Group Share Transactions
08	Accounting for Proposed Dividend Payments
10	Clarifications of Technical Pronouncements CPC 27 – Property, Plant and Equipment and CPC 28 – Investment Property

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The Company’s management is analyzing the effects of the changes introduced by these new pronouncements, and, in the event of adjustments arising from the adoption of new accounting practices beginning January 1, 2010, the Company will analyze the need to remeasure the impacts that would be produced on its 2009 financial statements, for compative purposes, as if the new procedures were already in effect at the beginning of the year ended December 31, 2009.

Consolidation principles

Consolidated financial statements were prepared according to CVM Instruction 247/1996 and include the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	Addition of assets, liabilities, income and expense accounts, according to their accounting substance;

•	Elimination of intercompany asset and liability accounts, as well as significant revenues and expenses from transactions between the consolidated companies;

•	Elimination of investments and the corresponding equity investments in its subsidiaries;

•	Disclosure of non-controlling interests in shareholders’ equity and income of subsidiaries; and

•	Consolidation of exclusive investment funds (Note 11).

As described in Note 1(e), the Company acquired, through indirect interests, the control of BrT and conducted both mandatory and voluntary tender offers related to non-controlling interests and recorded these transactions on the consolidated financial statements, as described below.

Once the share control was acquired, the identifiable assets, liabilities and contingent liabilities were recognized at their fair values, estimated at the acquisition date, proportionally to the interest acquired.

The acquisition cost was measure as the total of:

•	The fair values, at the acquisition date, of the assets acquired and liabilities assumed, in exchange for the control of the acquiree.

•	The total expenses directly attributable to the transaction.

The acquisition cost was proportionally allocated, according to the Company’s interest, in the fair values of the identified assets and liabilities assumed. According to Note 1(e), the Company improved the estimate of preliminary amounts allocated at the Invitel’s control acquisition date, and adjusted the reserves for contingences at fair value reserve, during the measurement period for the fair value of the acquired identifiable assets and liabilities.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The non-controlling interests in the acquiree’s assets and liabilities, presented in the consolidated financial statements, was calculated based on their carrying amount.

Application of Technical Pronouncement CPC 02 – Effects of Changes in Exchange Rates and Translation of Financial Statements

a) Functional and reporting currency

The Company and its subsidiaries operate in Brazilian telecommunication segment, and in activities related to this segment (see Note 1), and the currency used in their operations is the Brazilian Real (R$).

To define their functional currency, management considered the currency that influences:

•	the sale price of their products and services;

•	the costs of the rendered services and of sold products;

•	the cash flows for trade receivables and suppliers payment; and

•	interests, investments and financings

Accordingly, the Company and its subsidiaries’ functional currency is the Brazilian Real (R$), which is also the reporting currency.

b) Transactions and balances

The transactions in foreign currency are translated into the functional currency using the exchange rate in effect on the transaction date. Foreign exchange differences from translation are recognized in the statements of operations.

c) Group companies

The company has investments in companies with foreign headquarters, no one headquartered abroad, none of which is hyperinflationary economies and with functional currency other than from the Brazilian Real (R$).

d) Non-cash items indexed to foreign currency

The Company and its subsidiaries do not have no-cash items indexed to foreign currency (other than the functional and reporting currency).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Reclassifications

We reclassified several items of the comparative financial statements for the years ended December 31, 2008 and 2007 as follows:

	Balances originally reported on 12/31/2008	Transaction costs (i)	Provision for legal contingencies and judicial deposits and blockings (ii)	Authorizations and concessions payable (iii)	Amortization of goodwill/ negative goodwill (iv)	Provision for legal contingencies and judicial deposits and blockings (vi)	Adjusted balances on 12/31/2008

Prepaid expenses (current)	605	(91)					514
Judicial deposits and blockings (current)			368				368
Prepaid expenses (noncurrent)	482	(207)					275
Judicial deposits and blockings (noncurrent)	2,209		(368)			(793)	1,048

Loans and Financings (current) (*)	4,047	(91)					3,956

Suppliers	2,019			(117)			1,903
Authorizations and concessions payable (current)	150			117			267
Provision for legal contingencies (current)			340				340
Loans and Financings (noncurrent) (*)	16,495	(207)					16,288
Taxes other than on income (noncurrent)	260					(160)	100
Provision for legal contingencies (noncurrent)	2,596		(340)			(633)	1,623
Cost of sales and services	(9,657)				(11)		(9,668)
Other operating income (expenses), net	(628)				11		(617)

(*)	Includes debentures

	Assets	Liabilities

Total effects	(968)	(968)

	Balances originally reported as of 12/31/2008	Judicial deposits and blockings (v)	Balances adjusted on 12/31/2008

Cash flows from operating activities	5,738	346	6,084
Cash flows from investing activities	(6,386)	(346)	(6,732)

(i)	Transaction costs, until the year ended December 31, 2008, were classified as assets, in line account ‘Prepaid expenses’. As of December 31, 2009, the balance was reclassified to liabilities as a reduction of loans and financings, and this reclassification was adopted for the prior period, for comparability purposes.
(ii)	The provisions for legal contingencies was segregated into current and noncurrent, to improve Company’s accounting practices. In order to maintain the consistency of the information, the judicial deposits and blockings, whether or not related to accrued liabilities, were also segregated into current and noncurrent.
(iii)	In view of the need to unify the financial statements of all group companies, the STFC concession fee of the Company for the two-year period 2008-2009, was reclassified to suppliers and the amount of R$117 to authorizations and concessions payable, in noncurrent liabilities.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(iv)	The amortization of goodwill based on the fair value of property, plant and equipment and the concession agreements were reclassified from “Other operating expenses”, to “Costs of goods sold and services provided”, as the realization of these expenses occurs concurrently with the depreciation and underlying assets.
(v)	Judicial deposits and blockings were reclassified from operating activities to investing activities, in line with the presentation of the cash flow statements of its subsidiary BrT.
(vi)	The provisions for legal contingencies, until the year ended December 31, 2008, were presented in the gross amount, including the judicial deposits. For presentation purposes, the Company has reclassified the amounts to be disclosed in the net amount, as disclosed in the Brazilian GAAP.

3 Significant accounting practices

Significant accounting practices adopted by the Company and its subsidiaries in the preparation of the financial statements are as follows:

(a) Cash and cash equivalents

Represents balances of cash held as petty cash, in bank accounts and in very short-term financial investments that are highly liquid, readily convertible into cash and with immaterial risk of change in value, stated at fair value at the balance sheet date and not exceeding the market value, which are classified according to item (b) below.

(b) Short-term financial investments

Short-term investments are classified according to their purpose, as: (i) held for trading; (ii) held to maturity; and (iii) available for sale.

Investments held for trading purposes are stated at fair value and their effects are recorded in the statements of operations. Investments held to maturity are measured at acquisition cost plus accrued income, net of a provision for adjustment to the recoverable value (impairment), when applicable. Investments available for sale are stated fair value and their effects are recorded under the caption “Valuation Adjustments to Shareholders’ Equity”, when applicable.

(c) Trade accounts receivable, net

The accounts receivable arising from the provision of telecommunications services are recorded at the amount of the tariff or service on the date the services were provided and do not differ from their fair values. Accounts receivable also includes receivables from services provided and not invoiced up to the balance sheet dates. The value of the unbilled services provided is assessed using the readings taken on the closing dates of the fiscal years and through estimates based on the previous month’s figures. The respective taxes are also measured and are recorded in the books on the accrual basis. Accounts receivable from sales of handsets and accessories are recorded at the amount of the sales made when the goods are delivered and accepted by customers.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The charges levied on accounts in arrears are recognized in the accounts upon the issuing of the invoice for the first billing cycle following settlement of the account in arrears.

(d) Provision for doubtful accounts

This provision is made for the purpose of recognizing probable losses in relation to accounts receivable, taking into consideration the measures that are taken to restrict the services provided to customers whose bills are overdue and to obtain settlement of these accounts, implemented once the account is more than 60 days overdue and increasing progressively, as follows:

Accounts in arrears	% loss provided for

1 to 60 days	Zero
61 to 90 days	40
91 to 120 days	60
121 to 150 days	80
151 to 180 days	100

As of 181 days in arrears, the accounts receivable and their respective provision for doubtful debts are written off the balance sheet.

(e) Inventories

The company’s inventories are separated and classified as follows:

•	Inventories of maintenance materials, classified under current assets according to useful life, are shown at the average acquisition cost, which is not to exceed the replacement cost.

•	Items that are to be used in the expansion of the telephone network, classified under property, plant and equipment, are recorded at the average acquisition cost.

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

(f) Investments

Other investments, which are basically tax incentives, are recorded at cost, less a provision for adjustment to the realization value, when applicable.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(g) Property, plant and equipment

Fixed assets are shown at their acquisition or construction cost, less accumulated depreciation. Historical costs include expenses which are directly attributable to the purchase of the assets. Financial charges related to the construction of fixed assets are capitalized.

Spending incurred for maintenance and repairs charges are only capitalized when it clearly represents an increase in installed capacity or in the useful life of the item. All other such spending is recorded against the income for the period. Up to the present date, the capitalization of these amounts has not had any significant impact on the financial statements, given that the greater part of the maintenance costs do not represent any real increase in useful life, obsolescence being the principal determinant in this regard.

Fixed assets linked to financial leasing contracts are recorded under property, plant and equipment, as determined in CVM Resolution no. 554/2008, at the lower of fair value or the present value of the minimum commercial leasing payments, on the date the contract comes into effect.

Depreciation is calculated by the straight-line method, at rates that considers the expected economically useful life of each item, and it is revised annually.

(h) Intangible assets

Intangible assets are stated at their acquisition cost, less a provision for adjustment to probable realizable value (impairment), when applicable.

The intangible assets comprise, basically, usage rights (authorization to use radio frequencies and provide SMP), software and goodwill on the acquisition of investments, all calculated based on the expected generation of future economic benefits.

The amortization is calculated by the straight-line method, at rates that take into consideration, in the case of: i) usage rights - according to the period of such authorization; (ii) software - a useful life of five years. The goodwill, which was calculated based on the expected future earnings, is no longer amortized from 2009.

(i) Deferred charges

The deferred assets refer to pre-operational spending, incurred until December 31, 2008, and are shown at acquisition cost.

The amortization is calculated by the straight-line method, with the period determined by the expectation of recovery, which is not to exceed 10 years.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Although Law 11,638/2007 has not been modified in regard to deferred assets, CVM Resolution 553/2008 confirms CPC 04 (Intangible Assets) that requires the recognition of pre-operational spending as expenses rather than deferred assets, and is reinforced in Law 11,941/2009. Nevertheless, in view of the option provided by CVM Resolution 565/2008, confirming CPC 13 (Initial Adoption of Law 11,638/2007 and Law 11,941/2009), on December 31, 2008, TNL and its subsidiaries have chosen to retain this group of assets until it is fully amortized.

(j) Impairment of long-lived assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as assets subject to depreciation and amortization (property, plant and equipment and intangible asset). Impairment losses, if any, are recognized in the amount by which the asset’s carrying amount exceeds its recoverable value. The recoverable value is the higher of fair value less the asset’s sale cost and its value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are Cash Generating Unities – CGUs, and projections are made based on discounted cash flows, supported by expectations on the Company’s operations, as they are the smallest separable cash generating units.

The NPV - Net Present Value projections to CGU are prepared taking into consideration the following assumptions:

•	Equity related information sources: evidende of obsolescence or damage, discontinuation plans, performance reports, among others;

•

Outside information sources: fair values of assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, Company market shares, among others.

The recovery of these assets is supported by projections for assets with infinite useful lives. Additionally, according to the Company tests, there are no evidences of impairment to result in the realization of projections for assets with finite useful lifes.

(k) Discount to present value

The Company values its financial assets and liabilities to identify instances of applicability of the discount to present value.

In general terms, when applicable, the discount rate used is the average return of investments for financial assets or interest charged on Company borrowings financial liabilities. The contra entry is the asset or liability that originated the financial instrument, when applicable, and the deemed financial charges are allocated to income (loss) using the rate used for their calculation.

of the Company concluded that there are no assets and liabilities recorded as of December 31, 2009 and 2008 subject to the discount to present value, in view of the following: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of cash assets and liabilities with embedded or disclosed interest. When financial instruments are measured at the amortized cost, they are adjusted for inflation at the related contractual interest.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(l) Impairment of financial assets

The Company measures, at the balance sheet date, whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

(m) Loans and financing

The value of loans and financing are presented at amortized cost, adjusted by the inflation or exchange changes, plus interest incurred through the balance sheet date.

The transaction costs incurred are measured at amortized cost and recognized in liabilities, reducing the balance of loans and financings, and are expenses over the contract term.

The Company and its subsidiaries do not use hedge accounting.

(n) Derivative financial instruments

The Company contract derivative financial instruments to mitigate its exposure to market risks arising from changes in the exchange rates on foreign currency-denominated debt, and therefore are classified as “Loans and financing”.

Derivatives are initially recognized at market value on the date a derivative agreement is settled and are subsequently remeasured at fair value. Changes in the fair value of any of these derivative instruments are recorded directly in the statements of operations.

(o) Provisions for contingencies

Provisions are made in order to cover the contingent risk of anticipated “probable losses”, based on the opinion of management and of its internal and external legal advisors, and the amounts recorded are based on estimates of the costs to be incurred in bringing the proceedings to a close.

(p) Employee benefits

•

Private pension plans – The private pension plans and other postretirement benefits sponsored by the Company are managed by four foundations. The contributions are determined based on actuarial calculations, when applicable, and recorded against income (loss), under the accrual basis.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The Company has defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which TNL and its subsidiaries make fixed contributions to a fund, which is managed by a separate institution. TNL and its subsidiaries are not under the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and in prior years. The contributions are recognized as employee benefit expenses as incurred.

The obligation recognized in the balance sheet, as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. In the defined benefit plan, it is adopted the recognition of actuarial gains and losses by corridor approach.

•

Stock option plan – TNL and its subsidiaries Telemar and Oi offer to their management stock option plans for the purchasing of company preferred and common stock. These options are priced at the ‘fair value’ on the concession date, are recognized in the books by the straight-line method against income over the vesting period, and are settled by the transfer of stock rights. The balances accumulated up to the balance sheet dates are recognized under shareholders’ equity or liabilities, according to the criteria laid down in CVM Resolution no. 562/2008.

The subsidiary BrT had acquisition option plans, which were granted to management and employees, settled in shares. These options were fully exercised in the current year, as a result of the change in BrT Part’s control.

•

Employee income-sharing plan – Accrued employee and management income sharing is recognized under the accrual basis, and includes all those employees who were with the company during the last six months of that year. The amount settlement, which is paid until April of the subsequent year to that in which the profit sharing was accrued, considers the target program established with the employees’ union, through a collective bargaining agreement, pursuant to Law No 10,101 /2000 and the by-laws.

(q) Use of estimatives

The preparation of Financial Statements requires Management to utilize estimates in order to record certain assets, liabilities and other transactions. The financial statements include, therefore, estimates related to the useful lifes of property, plant and equipment, the recoverable amount of long-lived assets, the provisions for contingent liabilities, the calculation of the provisions for income tax, the fair value measurement of financial instruments, and the calculation of the employee benefits, and even though they reflect the Company’s and its subsidiaries’ management’s best estimate, actual results may differ from those estimates.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(r) Recognition of operating revenue

Revenues refer to the amount of the payments received or receivable from sales of services provided in the regular course of the Company’s and its subsidiaries’ activities. Revenue is stated at the gross amount, less approximate taxes, returns and discounts.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer and certain specific criteria of each of the Company’s activities have been met.

Service revenue is recognized when the services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis.

Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

Revenue from sales of prepaid phone cards used in fixed public telephones, handsets and accessories is recorded when these items are delivered and accepted by the customers. Discounts on services provided and sales of handsets and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

(s) Recognition of expenses

Expenses are recorded under the accrual basis, considering their relation with the corresponding revenue realization. Prepaid expenses relating to future years are deferred.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(t) Interest income and expenses

The income represents, in large part, earnings on financial investments and interest on overdue accounts, which are recorded on the accrual basis. The expenses basically represent interest and monetary and exchange variations in relation to loans, financing, debentures and derivatives, and they are calculated and recorded on the accrual basis

In order to meet the legal requirements, interest on capital to be attributed to mandatory minimum dividends is recorded as “financial expenses” and “financial income”, reversed to “retained earnings” and “investments”, respectively, as in substance it consists of allocation of net income. To avoid impacting financial ratios and allow the comparability between presented periods, the reversals are being presented under financial expenses, thus annulling its impacts.

(u) Income tax and social contribution on income and deferred charges

Income tax and social contribution on income are recognized on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management’s expectations, considering the continuity of the companies. Future results are compared to nominal amounts of recoverable tax credits over a ten-year period, and reduces deferred tax asset to the extent that identifies the non-probable existence of future taxable income in level enough to employ the whole or part of deferred taxes. These technical studies are updated annually and the tax credits are adjusted according to the results of these reviews.

(v) Accounting for government grants and disclosure of government assistance

Government grants are recorded in income (loss) for the year as a reduction of related expenses.

(w) Earnings per share

Earnings per share are calculated based on the amount of outstanding shares at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

4 Net operating revenue

	2009	2008	2007 (Reclassified)
Fixed-line telecommunications services
Local:
Monthly subscription fees	10,966	6,912	6,980
Metered services	2,030	1,395	1,797
Fixed-line to mobile calls (VC1)	4,523	2,798	2,771
Other revenues	125	87	105

	17,644	11,192	11,653

Long-distance:
Intra-sectorial	2,731	1,735	1,630
Inter-sectorial	556	398	436
Inter-regional	1,347	805	629
International	82	63	76
Fixed-line to mobile calls (VC2 and VC3)	1,445	853	816

	6,161	3,854	3,587

Other fixed-line telecommunications services;
Prepaid calling cards for public telephones	868	656	1,106
Advanced voice (largely prefix 0500/0800)	305	189	223
Additional services	1,012	667	644

	2,185	1,512	1,973

	25,990	16,558	17,213

Mobile telecommunications services
Monthly subscription fees	2,269	1,399	937
Originating calls	3,583	2,692	1,658
Sale of handsets and accessories	368	215	239
Roaming	131	130	113
Additional services	1,204	554	335

	7,555	4,990	3,282

Revenues from use of the fixed-line network
Fixed-line to fixed-line calls	626	470	503
Mobile-to-fixed calls	304	229	100

	930	699	603

Revenues from use of the mobile network
Fixed-line to mobile calls	505	423	239
Mobile-to-mobile calls	1,818	988	915

	2,323	1,411	1,154

Data transmission services
ADSL (“Oi Velox”)	4,832	1,391	1,121
Transmission (“EILD”)	872	630	526
Dedicated line services – SLD	591	228	244
Internet Protocol services	989	360	331
Bundling and frame relay	408	289	286
Others	976	499	371

	8,668	3,397	2,879

Other services	242	142	22

Gross operating revenue	45,708	27,197	25,153

Deductions from gross revenue
Value added and other indirect taxes	(11,183)	(7,165)	(6,879)
Discounts and returns	(4,644)	(1,296)	(690)

Net operating revenue	29,881	18,736	17,584

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

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

In July 2002, having met certain universal access targets during the second quarter, Telemar was authorized to provide inter-regional long-distance services from Region I. As from February 2003, the company was able to offer national long-distance services from Regions II and III and Sector 3 of Region I, as well as international long-distance services throughout Brazil, through a license granted to Oi. Customers access these services by dialing the operator codes CSP 31 (Regions I and III) and CSP 14 (Region II), “Código de Seleção de Prestadora – CSP” (operator selection code).

In July 2007, Anatel authorized the transfer to Telemar of authorizations initially granted to Oi, to provide long-distance services nationally, in Regions II and III, and internationally, in all PGO regions.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(iii) Other fixed-line telecommunications services

•	Public telephone pre-paid cards

Telemar owns and operates public telephones throughout Region I, with the exception of PGO Sector 3. As at December 31, 2009, Telemar had 851,521 public telephones in service (2008 – 576,912), all of them using pre-paid cards (unaudited figures).

Gross operating revenues from public telephones declined in 2009 due to a 17.5% decline in the number of credits used, from 5.7 billion in 2008 to 4.7 billion in 2009, due to customers substituting usage of public phones by usage of mobile handsets as a result of promotions by mobile service providers to in pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

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

(b) Mobile services

The revenue from mobile services is derived from: (i) monthly subscription fees; (ii) charges for originating calls; (iii) the sale of handsets and accessories; (iv) roaming fees; and (v) collect calls received and additional services, such as internet access, data transmission, short messages, call transfer, call waiting and call blocking.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

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

Until July 12, 2006, in dealings between mobile operators within the same area, network usage fees would only become due when the traffic originating from either of the two parties represented more than 55% (fifty-five percent) of the total traffic between those two operators. With the publication of Resolution no. 438 in the D.O.U. of July 10, 2006, there was a significant change in the system of remuneration for use of the mobile network. As from July 13, 2006, the system of full billing came into force, whereby the “Valor do Uso - Rede Móvel - VU-M” (mobile network usage fee) is due to a mobile operator whenever its network is utilized as the origin or destination of a call.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

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

The tariffs for the data communication services are determined solely in accordance with market criteria, and are not regulated by Anatel.

5 Cost of services rendered and goods sold – by nature

	2009	2008 (Reclassified)	2007 (Reclassified)

Interconnection (i)	5,265	3,371	3,332
Depreciation	4,902	2,488	2,270
Network maintenance (ii)	2,477	1,467	1,363
Rentals and insurance (iii)	1,337	711	655
Third-party services	1,187	423	452
Personnel	734	291	253
Materials	385	257	280
Cost of handsets and accessories	579	195	262
Concession Contract renewal fee - Anatel	160	117	96
Other costs and expenses (iv)	189	348	293

	17,215	9,668	9,256

(i)	The interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, which substantially reduces the margin on fixed-line to mobile services (VC1, VC2 and VC3), under the process of full recognition of revenue and expenses in relation to this traffic, known as “full billing”.
(ii)	The cost of network maintenance services largely represents spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets.
(iii)	The increased cost of rentals and insurance is basically due to higher amounts being paid for the leasing of physical space, electricity poles, satellite and the dedicated lines of other telephone service providers.
(iv)	This item mainly refers to the Fistel fee, levied on the connection of terminals, and the maintenance of network equipment, as well as indemnifications, donations, sundry fines and the purchasing of content for certain services.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

6 Selling expenses

	2009	2008	2007 (Reclassified)

Provision for doubtful accounts (i)	1,312	799	649
Sales commission (ii)	1,176	773	525
Call center	693	531	399
Marketing (iii)	640	491	300
Postage and billing	601	376	356
Other third party services	384	260	208
Personnel	431	205	168
Other costs and expenses	98	112	86

	5,335	3,547	2,691

(i)	The increased provision for doubtful accounts is due to the company’s strategy of introducing a more flexible credit policy for lower income customers, while maintaining its income levels.
(ii)	Refers to sales commissions and agency fees.
(iii)	The increased advertising and publicity costs are due to spending in relation to Oi’s operational start-up in the State of São Paulo.

7 General and administrative expenses

	2009	2008	2007 (Reclassified)

Third-party services (i)	1,381	878	661
Personnel	741	345	271
Depreciation	673	216	178
Rental and insurance	229	127	88
Other costs and expenses	43	47	25

	3,067	1,613	1,223

(i)	Third party services relate mainly to professional consulting and legal advice.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

8 Other operating expenses, net

	2009	2008(Reclassified)	2007 (Reclassified)

Other operating income

Expenses recovered	401	254	93
Rental of infrastructure	338	226	211
Late-payment charges	281	203	180
Gain on the disposal of permanent assets	113	74	65
Technical and administrative services	93	45	45
Results of investments accounted for under equity method	30	42	36
Other revenues	124	23	74

	1,380	867	704

Other operating expenses

Taxes	(828)	(424)	(391)
Litigation settlements	—	(315)	—
Provisions/reversals in regard to contingencies	(2,215)	(266)	(309)
Provision for losses in investments and other provisions	(152)	—	—
Expenses with fines	(137)	(13)	(16)
Employee income sharing	(114)	(139)	(84)
Loss on the disposal of permanent assets	(115)	(92)	(35)
Amortization of deferred charges	(90)	(72)	(67)
Share-based payments	(29)	(48)	(44)
Discounts allowed	(46)	(31)	(43)
Amortization of the goodwill paid on the acquisition of Pegasus	—	—	(75)
Net loss caused by fire	—	—	(53)
Other expenses	(278)	(84)	(66)

	(4,004)	(1,484)	(1,183)

	(2,624)	(617)	(479)

(*)	The increase in 2009 compared to 2008 is primarily the result of the acquisition of BrT Part and its subsidiaries on January 8, 2009 (see Note 1 (e)).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

9 Financial expenses, net

	2009	2008	2007 (Reclassified)

Interest income
Yield on marketable securities	798	825	443
Interest and monetary variation on other assets	585	292	342
Financial discounts obtained	104	100	148
Other	114	113	28

	1,601	1,330	961

Interest expenses
Monetary and exchange variations payable on outstanding loans from third parties (i)	1,475	(1,375)	440
Derivative results	(1,583)	554	(649)
Interest payable on outstanding loans from third parties	(2,010)	(998)	(394)
Interest on debentures	(422)	(270)	(257)
Interest and monetary variation on other liabilities	(624)	(186)	(137)
Monetary correction of provisions for contingencies	(482)	(161)	(81)
Withholding tax on financial transactions and bank charges, including CPMF (ii)	(198)	(145)	(217)
Interest on scheduled taxes and contributions – tax financing program	(11)	(49)	(55)
Taxes (IOF and PIS/COFINS) on financial income	(50)	(84)	(63)
Other	(81)	—	(26)

	(3,986)	(2,714)	(1,439)

	(2,385)	(1,384)	(478)

(*)	The increase in 2009 compared to 2008 is primarily the result of loans and financing made in 2008 and 2009, used in the acquisition of BrT Part and its subsidiaries on January 8, 2009 (see Note 1 (e)).
(i)	Exchange rate changes reflect US dollar and yen foreign exchange fluctuation in the period. During 2009, the local currency (Real – R$) appreciated by 22.5% against the US dollar (2008 – depreciation of 24.2%) and by 27.1% against the Japanese yen (2008 – depreciation of 38.6%).
(ii)	“Contribuição Provisória sobre Movimentação Financeira — CPMF” (provisional contribution on financial transactions). This tax was cancelled on January 1, 2008.

10 Income tax and social contribution

Taxes on income encompass the income tax and the social contribution on net income. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate taxation of 34%.

In the year ended December 31, 2009, we paid R$544,450 (2008 – R$403,539) of income tax and social contribution on a consolidated basis, of which R$481,285 (2008 – R$342,280) refer to tax calculated by the Company and its subsidiaries and R$63,165 (2008 – R$61,259) to taxes withheld on third parties.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	2009	2008	2007

Income from continuing operations before tax and non-controlling	(745)	1,907	3,457
Income not subject to income tax and social contribution	—	(74)
Taxable income	(745)	1,833

Income tax and social contribution, combined rate (34%)	253	(623)	(1,175)

Adjustments to determine the effective rate:

Tax effects of interest on capital	(6)	135	249

Tax incentives (i)	46	135	270

Tax effects on permanent exclusions (additions)	(274)	(122)	(171)

Deferred income tax asset not constituted	(249)

Law no. 11,941/2009 financing program	(137)

Income tax and social contribution			97

Permanent exclusion of equity accounting adjustments			72

Others	37		43

Income tax and social contribution, according to statement of operations	(330)	(475)	(615)

Effective rate	44.30%	25.91%	17.79%

(i)	Refers to operating income recognized in the income statement pursuant to Law 11,638/2007. This tax benefit is obtained upon issuance of a report issued by the Northeast Development Authority (SUDENE), once a determination of compliance with all of requirements made by this agency. The report, however, may impose additional requirements the noncompliance with which may result in the loss of the tax benefit before December, 2013.

The financial statements for 2009 were prepared considering the best management estimates regarding the tax treatment under the criteria set out in the Transitional Tax Regime (“RTT”).

11 Cash and cash equivalents and short-term investments

The cash equivalents and short-term investments made by TNL and its subsidiaries in 2009 and 2008 are classified as trading securities measured at fair value.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(a) Cash and cash equivalents

	2009	2008

Cash and banks	227	126
Cash equivalents	5,979	9,372

Cash and cash equivalents	6,206	9,498

	2009	2008

Exclusive investment funds	4,107	8,192
CDBs	1,163	1,141
Repurchase operations	615	36
Others	94	3

Cash equivalents	5,979	9,372

(b) Short-term investments

	2009	2008

Exclusive investment funds	1,420	1,055
Government securities	107	185
Private securities	297	2

Short-term investments	1,824	1,241

Current	1,819	1,240
Noncurrent	5	1

(c) Breakdown of exclusive investment funds

All investment funds in which TNL and its subsidiaries invest are exclusive investments, in which, as of December, 31, 2009, TNL holds nearly 5% of the funds’ aggregate units (2008 – 4%), Telemar holds 46% (2008 – 76%), Oi holds 21% (2008 – 18%) and BrT holds 13%, with the remaining subsidiaries holding 15% of these funds’ units.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The composition of the consolidated exclusive funds is shown below:

	2009	2008

CDB - Bank Deposit Certificates	1,182	3,590
Government securities	26	157
Repurchase operations	2,275	3,624
Private securities	43
Time Deposits	580	809
Others	1	12

Total classified as cash equivalents	4,107	8,192

Government securities	1,356	1,046
Private securities	63	—
Debêntures	—	8
Bonds	1	1

Total classified as short-term investments	1,420	1,055

Exclusive investment funds	5,527	9,247

TNL, either directly or indirectly, has short-term investments in exclusive investment funds in Brazil and abroad, for the purpose of generating cash for the Company, and which are benchmarked against the CDI for investments denominated in reais and LIBOR for investments denominated in foreign currency.

12 Trade accounts receivable, net

	2009	2008

Services billed	4,760	3,037
Services to be billed	1,842	977
Handsets and accessories sold	282	251
Provision for doubtful debts	(942)	(369)

	5,942	3,896

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	2009	%	2008	%

To be billed	1,842	26.7	977	22.9
Not yet due	2,290	33.3	1,554	36.4
Receivable from other providers	840	12.2	559	13.1
Overdue by up to 30 days	865	12.6	517	12.1
Overdue between 31 and 60 days	295	4.3	180	4.2
Overdue between 61 and 90 days	185	2.7	110	2.6
Overdue by more than 90 days	567	8.2	368	8.7

	6,884	100.0	4,265	100.0

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Past-due receivables are subject to a 2% fine on total debt, recorded under other operating income and collection of monthly prorated arrears interest of 1%, recorded under financial income and recognized when the first bill is issued after the payment of the past-due bill.

Telemar and BrT can block call origination after 30 days past due, and block call origination and receiving after 60 days past due, and remove the terminal from the customer after 90 days past due, provided the customers is notified 15 days in advance. After the terminal is removed, which usually takes place after 95 and 110 days past due, the name of the nonperforming customer is sent to credit reporting agencies.

The changes to the SMP Regulation went into effect on February 13, 2008, as approved by ANATEL Resolution 477/2007. This Resolution changed certain default rules, as detailed below:

•	full blocking starts after 45 days, i.e., 30 days after partial blocking, compared to 15 days previously ; and

•	the period after which a contract may be terminated is now 90 days after the payment date of the bill, with all other remaining deadlines were unchanged.

13 Recoverable taxes

	2009	2008

Value-added tax (ICMS) (i)	1,500	857
Income tax and social contribution recoverable (ii)	874	795
Withholding income tax	259	257
Other taxes recoverable	336	88

Total	2,969	1,997

Current	2,036	1,661
Noncurrent	933	336

(i)	The recoverable ICMS (Tax on Goods and Services) is a result, mainly, of credits established on the acquisition of goods from property, plant and equipment, with realization of the applicable credit occuring up to 48 months following acquisition, in accordance with Supplementary Law 102/2000.
(ii)	Refers to realized payments, calculated based upon the estimates of legal advisors, which will be credited against future fiscal obligations.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

14 Deferred taxes

	2009	2008

Deferred tax on temporary differences from provisions for contingencies	600	686
Other temporary difference	2,576	721
Tax loss carry-forwards	2,086	1,001
Unrecorded tax-credits (i)	(388)	(144)

Total	4,874	2,264

Current	474	223
Noncurrent	4,400	2,041

The Company records its deferred tax credits arising from temporary differences and tax loss carry forwards in accordance with CVM Resolution 273/1998 and CVM Instruction 371/2002, which allows tax loss carry forwards to be recorded if, according to approved technical studies, there is sufficient generation of future income to offset these tax loss carry forwards, up to a limit of ten years, recorded at fair value.

(i)	Unrecorded tax credits on tax loss carry-forwards amounted to R$388 in 2009 (2008 — R$144). In 2008, Oi’s record and prospects of generating sufficient taxable income over the next ten years were such that all the credits accrued to 2007 were recorded in the books.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The carry-forward of the unrecognized tax credits for 2009 was as follows:

	Balance as of 12/31/2008	Additions / exclusions	Balance as of 12/31/2009

Deferred income tax and social contribution on temporary differences	12	(3)	9

Deferred income tax and social contribution on tax loss carry-forwards	132	247	379

Total	144	244	388

15 Prepaid expenses

	2009	2008 (Reclassified)

FASS (social security foundation) (i)	207	233
Fistel fee (ii)	165	187
Marketing and sponsorship	145	45
Subsidies on Oi handsets (iii)	53	270
Taxes	47	18
Posts rental	38	—
Subsidies on DTH	27	—
Others	98	36

	780	789

Current	534	514
Noncurrent	246	275

(i)	On October 29, 2007, companies of the Oi group provided funding of R$260 to Fundação Atlântico de Seguridade Social, or FASS. This amount, ascertained by the foundation’s actuaries, is intended to bring the institution’s finances into line with changes in the actuarial premises, so as to better reflect the new economic scenario of declining interest rates, and to adjust the mortality and disability tables of the foundation’s pension plans. In line with the new premises (see Note 29(a)), this amount is being recognized by the foundation’s sponsors (TNL, Telemar, Oi and Oi Internet) over approximately ten years, the estimated average remaining working life of the employees participating in the plan.
(ii)	The Telecommunications Inspection Fund (Fundo de Fiscalização das Telecomunicações), or FISTEL, fee paid by Oi upon enabling new users, net of cancelled users, is also recorded as a prepaid expense and taken to income during the average customer retention period (churn), which management estimates to be 24 months. Additionally, FISTEL maintenance payments made in conformity with applicable law paid monthly throughout the year are also recorded as prepaid expenses.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(iii)	Subsidies for mobile handsets under prepaid plans in the corporate segment are recorded as prepaid expenses given that they relate to efforts to recruit a customer for minimal contractual periods. These amounts are amortized over a period of twelve months, since the applicable contracts provide for reimbursement in the event of disconnection or migration to a prepaid plan prior to completing one year. Furthermore, the handsets have no economic value or other utility apart from enabling the provision of services specified in the contracts entered into with Oi. Discounts for customers on prepaid plans are not deferred, as these contracts do not provide for an early cancellation fee.

16 Judicial deposits and blockings

	2009	2008 (Reclassified)

Tax	1,609	981
Labor	1,091	483
Civil	4,513	457
Judicial blockings	263	288

Subtotal	7,476	2,209

Provision for contingences	(3,191)	(633)
Taxes other than on income	(840)	(160)

Total	3,445	1,416

Current	855	368
Noncurrent	2,590	1,048

Judicial deposits for provisioned liabilities are presented as deductible from the applicable provision (see Notes 23 and 26).

Pursuant to applicable legislation, the judicial deposits were adjusted monetarily.

17 Investments

	2009	2008

Investments measured at cost (i)	41	3,304
Tax incentives (ii)	14	16

	55	3,320

(i)	Includes in the consolidated balance, the investment in Hispamar Satélites S.A (“Hispamar”), which has as its main activity the contracting of outsourced manufacturing services, the launching and operation of satellites, as well as the use and commercialization of the useful capacity of satellites in orbit at different frequency bands, the rendering of communication services, particularly via satellites, and other services necessary for the development of its activities. Telemar holds 19.04% of Hispamar’s equity interest and has no significant influence over Hispamar’s administration.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(ii)	Refers to the Investment Fund for the Northeast of Brazil, or FINOR, and the Fund for the Revival of the Economy of the State of Espírito Santo, or FUNRES.

18 Property, plant and equipment

	2009			2008	Annual rate of depreciation (%)
	Cost	Accumulated depreciation	Net	Net

Transmission equipment and others	43,633	(33,607)	10,026	6,716	12.5
Infrastructure	11,462	(7,385)	4,077	2,397	12
Switching equipment	14,660	(12,081)	2,579	1,394	20
Work in progress	3,101	—	3,101	965
Buildings	4,006	(2,271)	1,735	792	7
Other assets	10,676	(9,724)	952	406	15

	87,538	(65,068)	22,470	12,670

	2009	2008

Balance as of December 31, 2008	12,670	11,529

Additions	5,944	3,542
BrT’s control acquisition (i)	5,903
Increase in fair value assets acquired from BrT (ii)	2,168
BrT Part merger (iii)	1,561
Transfers	(595)	254
Write-downs of residual value	(145)	(42)
Depreciation	(5,036)	(2,613)

Balance as of December 31, 2009	22,470	12,670

(i)	Refers to the opening balance of property, plant and equipment and accumulated depreciation of the companies acquired on January 8, 2009, through the acquisition of control of BrT Part, see Note 1(e).
(ii)	Refers to R$1,769 of goodwill paid by Copart 1 and Copart 2, following the acquisition of a controlling interest of BrT Part, plus goodwill of R$336 paid in relation to the public tender offer consummated on June, 23, 2009, and allocated to the step-up in property, plant and equipment , see Note 1(e). In May and June, 2009, increases of R$50 and R$13, respectively, in BrT’s property, plant and equipment were recorded due to the re-evaluation of provisions for contingent liabilities as of the date of the acquisition of the controlling interest of BrT, see Note 26(3)(i).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(iii)	Downstream mergers, as described in Note 1(f), required Coari to recalculate the goodwill attributable to its direct investment in BrT as a result of the step-up in basis of BrT’s property, plant and equipment, resulting in a reallocation of goodwill of R$1,561 from intangible assets to property, plant and equipment, which is amortized over seven years.

Additional information

On December 31, 3008, the Company’s management performed impairment analysis of property, plant and equipment in accordance with CPC-01 - Reduction of Assets Recoverable Amount. As a result of such analysis, management verified the need to make a provision for loss of assets related to the TDMA network, corresponding to CGU, which, as a result of the corporate restructuring described in Note 1(d), is unrecoverable.

Pursuant to ANATEL concession contracts, all property, plant and equipment belonging to Telemar that is indispensable to the providing of services under the contracts are revertible to ANATELand comprise part of the cost of the respective concession. These assets will automatically revert to ANATEL upon the expiration of any concession contract that is not renewed.

At December 31, 2009, the residual balance of these assets was R$5,465 (2008 - R$5,878) and R$4,189 for the subsidiaries Telemar and BrT, respectively, and consisted of the assets and installations that formed part of work in progress, switching and transmission equipment and terminals for public use, equipment that is part of the external network, electrical equipment and systems and operational support equipment.

In December 2009, the appraisal report relating to the economic life cycle of property, plant and equipment was approved by the respective boards of directors of the Company and its subsidiaries. The findings of this report resulted in effects on the Company and its subsidiaries’ financial statements beginning January 1, 2010.

The Company and its subsidiaries have estimated that the reduction in depreciation expense for the year 2010 will be approximately R$ 1.1 billion.

However, modifications to the useful life of the property, plant and equipment of BrT were effectuated beginning September 30, 2009, pursuant to an evaluation report prepared by an expert company (Apsis Consultoria Empresarial Ltda.) and which presented the fair value of acquired assets and assumed liabilities in relation to the acquisition of the controlling interest of BrT Part, resulting in effects on BrT’s financial statements subsequent to October 1, 2009.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The table sets forth a summary of the evaluation report:

SEGMENT	USEFUL LIFE (new)

BUILDING AND IMPROVEMENTS

Region I	31 years

Region II	37 years

EQUIPMENT:

Switching, Transmission and Data – Frame	20 years

Switching, Transmission and Data – Other equipments	10 years

Infrastructure (Electric power and Climatization) – Towers	25 years

Infrastructure (Electric power and Climatization) – Other equipment	20 years

UL original

Infrastructure (Other segments)	(from 0 to 25 years)

Cable	10 years

UL original

Programming/Software/Upgrades	(5 or 10 years)

UL – Useful life

In 2009, financial charges and transaction costs of works in process were capitalized in the consolidated financial statements in the aggregate amount of R$172.

Commercial leasing contracts

For commercial leasing contracts pursuant to which the inherent risks and benefits in regard to the assets in question are retained by the lessor, monthly instalment payments are recorded in income for the year over the duration of the contract (see the item “Rental and insurance” in Note 5), totaling R$3 in 2009 (2008 – R$47).

19 Intangible assets

	2009			2008	Annual rate of amortization (%)
	Cost	Accumulated amortization	Residual Value	Residual value

Oi, Amazônia and BrT usage rights (i)	3,684	(1,100)	2,584	1,816	7 to 13
Computer software	4,718	(3,572)	1,146	583	20
STFC concession of BrT	7,720	(373)	7,347	—	5.88
Goodwill paid	642	(435)	206	330
Others	95	(74)	22	29	4 to 20

	16,859	(5,554)	11,305	2,758

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

	2009	2008

Balance as of December 31, 2008	2,758	1,453

Additions	1,063	1,726
Transfers	(629)	(299)
BrT´s control acquisition (ii)	2,329	—
Increase in fair value assets acquired from BrT (iii)	6,380	—
BrT Part merger (iv)	1,339	—
Depreciation	(1,935)	(122)

Balance as of December 31, 2009	11,305	2,758

(i)	In December, 2009, the goodwill related to the acquisition of TNPC shares by Telemar, as described in Note 1(b) and 1(d), previously based upon an expectation of future income, was modified to reflect the authorizations owned by Amazonia. As a result, the total amount of acquisition cost of R$324 and the accumulated amortization carried out until December 31, 2008 was classified under regulatory licenses, and re-amortized under the authorizations remaining term, which expires in March 2016). The effect of amortization in December 31, 2009 was R$45.
(ii)	Refers to the opening balance of intangible and the accumulated amortization of companies acquired on January 8, 2009, through the acquisition of a controlling interest in BrT Part, see Note 1(e).
(iii)	Refers to the aggregate amount of R$4,444 of goodwill paid by Copart 1 and Copart 2, in the acquisition of the controlling interest in BrT Part, plus goodwill in the aggregate amount of R$1,733 paid in relation to the public tender offer consummated on June 23, 2009, based upon the fair value of STFC licenses (see Note 1(e)). In May and June, 2009, increases of R$162 and R$42, respectively, in goodwill relating to the fair value of BrT’s STFC licenses were recorded due to the re-evaluation of the corporate contingency balances as of the date of the acquisition of the controlling interest of BrT, see Note 26(3)(i).
(iv)	Refers to the sum of the goodwill paid by Solpart and Invitel in the aggregate amount of R$691 for the acquisition of the controlling interest in BrT Part, relating to BrT’s STFC concession, plus installments in the aggregate amount of R$640 related to recreated goodwill of Coari, based upon Copart 1’s and Copart 2’s downstream mergers into BrT Part and BrT, respectively, and BrT Part by BrT, net of provision for maintenance of net estate integrity, (see Note 1(f)); plus R$9, due to the re-evaluation of corporate provisions for contingent liabilities at the date of the acquisition of the controlling interest in BrT, see Note 26(3)(i).

Goodwill

The Company and its subsidiaries have goodwill resulting from the acquisition of investments, based upon an expectation of future income of the businesses acquired based on 10-years estimates prepared by expert companies.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

In September 2009, an impairment analysis of goodwill resulting from the acquisition of investments was performed, which analysis did not result in impairment losses, as detailed below:

Cash Generating Unit (CGU)	Asset balance on 09/30/2009	Goodwill allocated to UGC	Base for recoverable amount evaluation	Value in use

Internet provider – Region II	74	73	147	849
Cable TV	80	38	118	150
Payments manners	67	73	139	432
Multimedia – Region II (*)	230	7	237

	451	191	641	1,431

(*)	The assessment was not performed due to the immateriality of the goodwill value and an absence of an indicative loss of the asset value.

Regulatory licenses

	Maturity		Acquisition Cost
Concession / Authorization	Start	Finish

Radiofrequencies and SMP Oi Region 1 (2G)	03/12/2001	03/13/2016	1,102
Radiofrequencies and SMP Oi Region 1 (2G)	07/11/2003	03/13/2016	66
Radiofrequencies and SMP Oi Region 1 (2G)	01/22/2004	03/13/2016	45
Radiofrequencies and SMP Oi Region 3 (2G)	04/29/2008	12/11/2022	131
Radiofrequencies and SMP Oi Region 1 (3G)	04/29/2008	03/13/2016	867
Radiofrequencies and SMP Oi Region 3 - interior (2G)	09/08/2008	12/07/2022	127
Interests capitalized to Oi authorizations			99
Concession Cable TV Way TV (Uberlândia)	11/06/1998	11/06/2013	4
Concession Cable TV Way TV (Belo Horizonte)	02/08/1999	02/08/2014	18
Concession Cable TV Way TV (Barbacena)	02/08/1999	02/08/2014	1
Concession Cable TV Way TV (Poços de Caldas)	02/08/1999	02/08/2014	2
Radio frequencies and SMP BrT Mobile Region 2 (2G)	12/18/2002	12/17/2017	192
Radio frequencies and SMP BrT Mobile Region 2 (2G)	05/03/2004	12/22/2017	29
Radio frequencies and SMP BrT Mobile Region 2 (3G)	04/29/2008	04/30/2023	488
Interests capitalized to BrT Mobile authorizations			117
Other licenses			85

Total			3,343

Additional informations

On December 31, 2008, the Company’s management performed an impairment analysis of intangible assets pursuant to CPC-01 - Reduction of Assets Recoverable Value. The analysis verified the need to make a provision for software relating unrecoverable costs for CGU mobile telecommunications.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The appraisal report for evaluation of economic life cycle of intangible assets was approved by TNL’s and its subsidiaries respective board of directors in December 2009. The evaluation did not result in a modification of the life cycle of intangible assets.

20 Deferred charges

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and are amortized based upon economic feasibility studies carried out by third parties. The amortization period is estimated at ten years for Oi Internet, Oi and TNL PCS Participações, and at five years for Paggo. Way TV has deferred spending that is being amortized in five years, for improvements to third-party property, and in ten years, for pre-operational expenses.

	Oi	AIX	Oi internet	Paggo	TCP	Way TV	Total

Deffered cost (gross amount)
Balance as of January 1, 2008	632	22	4	2	26	17	703
Additions	141						141
Write off		(22)					(22)
Transfers	(28)						(28)
Balance as of December 31, 2008	745		4	2	26	17	794
Additions
Write off	(4)						(4)
Transfers
Balance as of December 31, 2009	741		4	2	26	17	790
Accumulated amortization
Balance as of January 1, 2008	(349)	(13)	(1)			(9)	(372)
Amortization expenses	(66)		(1)		(3)	(2)	(72)
Write off		13					13
Transfers
Balance as of December 31, 2008	(415)		(2)		(3)	(11)	(431)
Amortization expenses	(85)			(1)	(2)	(2)	(90)
Write off	3						3
Balance as of December 31, 2009	(497)		(2)	(1)	(5)	(13)	(518)
Net deffered
Balance as of January 1, 2008	282	9	3	2	26	8	330
Balance as of December 31, 2008	329		2	2	23	6	363
Balance as of December 31, 2009	244		2	1	21	4	272
Amortization yearly rate (Average)	10%		10%	20%	10%	15%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

21 Loans and financing

	2009	2008

Financing	22,938	17,581
Interests provisioned and other charges on financings	1,167	648
Debentures	5,842	2,191
Interests provisioned on Debentures	279	100
Leases	8	22
Loans
Interests provisioned on Loans
Transaction costs	(316)	(298)

Total	29,918	20,245

Current	8,552	3,956
Noncurrent	21,366	16,288

Loans and financing by nature

	2009	2008	Maturity	TIR (%)
BNDES	6,647	3,150
Local currency	6,597	3,119	Jan/2011 through Dec/2018	11.04
Currency basket, including dollar	50	31	Jan/2011 through Apr/2011	2.53
Financial institutions	16,366	14,571
Local currency	11,591	10,628	Aug/2010 through Dec/2033	11.47
Foreign currency	4,775	3,943	Jan/2010 through Apr/2019	2.09
Mutual with subsidiary – National Currency
Public debentures	6,121	2,291	Mar/2011 through Jul/2021	11.01
Derivative financial instruments	1,092	509	Jan/2010 through Apr/2019
Commercial leasing	8	22	Jan/2010 through Feb/2012	7.74

Subtotal	30,234	20,543
Transaction costs	(316)	(298)

Total	29,918	20,245

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Transaction costs by nature

	2009	2008

BNDES
Local currency	3	3
Financial institutions
Local currency	146	131
Foreign currency	136	157
Public debentures	31	7

Total	316	298

Current	97	91
Noncurrent	219	207

Debt by currency/index

	2009	2008

TJLP	6,317	3,083
CDI	17,059	12,765
US Dollar	3,760	2,435
Yen	1,015	1,508
Derivative financial instruments	1,092	509
Reais	907	178
UMBNDES – Currency basket of BNDES	50	32
IPCA	34	33
Funding cost	(316)	(298)

	29,918	20,245

(a) Description of the principal loans and financing

Loans and financing denominated in local currency

In December 2009, Telemar, Oi, BrT and BrT Celular entered into a financing agreement with the Brazilian National Economic and Social Development Bank, or BNDES, for the aggregate principal amount of R$4,403, in order to finance the expansion and improvement of network quality and the meet regulatory obligations from 2009 to 2011. This loan comprises two sub-loans: (i) sub-loan A, at an interest rate of TJLP (Long Term Interest Rate) plus 3.95% per annum; and (ii) sub-loan B, at an interest rate of 4.50% per annum. A disbursement under this agreement was made in December 2009 in the aggregate amount of R$1,500. The financial charges are payable every three months until December 2011, and monthly from January 2012 to December 2018. The principal is payable in 84 monthly installments, from January 2012 to December 2018.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

In November, 2009, Telemar entered into a financing agreement in the aggregate principal amount of R$2,000 with Caixa Econômica Federal. The financial charges are due every three months from February 2010 to November 2011, and monthly from December 2011 to November 2014. The principal is payable in 36 monthly installments from December 2011 to November 2014. The average cost of this facility is 117.5% of the CDI rate per annum.

In February, 2009, Oi entered into a financing agreement with Banco do Nordeste (BNB) in the aggregate principal amount of R$370, in order to finance the expansion and improvement of the mobile network deployment of 3G technology. Drawdowns under the facility in the amounts of R$149, R$149 and R$71 occurred in May, August and November of 2009, respectively. The average cost of this facility is 10% per annum, subject to a 15% discount for timely payment. The financial charges are due every three months through February 2011, and monthly from March 2011 to February 2019. The principal is payable on a monthly basis beginning March 2011.

In December 2008, Telemar issued promissory notes in the aggregate amount of R$2,000, in order to finance the future acquisition of controlling equity interests in BrT Part and BrT and for other corporate purposes described in a Material Fact dated April 25, 2008. The issuance was coordinated by Banco Bradesco BBI S.A. (consortium leader), Banco Itaú BBA S.A. and Banco Santander S.A. A total of 80 promissory notes were issued, in a single series, at a nominal value of R$25 per note. The promissory notes mature one year from the date of issuance and bear interest at the CDI rate plus 3.00% per annum.

In August 2008, Telemar issued promissory notes in the aggregate amount of R$3,600 in order to finance the future acquisition of controlling interests in BrT Part and BrT and other corporate purposes described in a Material Fact dated April 25, 2008. The issue was coordinated by Banco Itaú BBA S.A. (consortium leader), Banco Santander S.A., Banco Bradesco BBI S.A. and Banco ABN ARNO Real S.A. The coordinating group also included Banco Safra de Investimento S.A., ING Bank N.V., Banco do Nordeste do Brazil S.A., Banco Alfa de Investimento S.A. and Banco de Tokyo-Mitsubishi UFJ Brazil S.A. A total of 144 promissory notes were issued, in a single series, at a nominal value of R$25 per note. The promissory notes mature two years from the date of issuance, with a one-year grace period for the payment of interest and a two-year grace period for the payment of principal, and bear interest at the CDI rate plus 1.60% per annum.

In May 2008, Telemar secured a R$4,300 facility from Banco do Brazil for the acquisition of equity interests in BrT Part and BrT and other corporate purposes described in a Material Facted dated April 25, 2008. Financial charges are due every six months, from May 2010 to May 2016, while principal is repaid in seven annual installments beginning May 2010. The facility bears interest at the CDI rate plus 1.30% per annum.

In February 2008, BrT Celular entered into a financing agreement in the aggregate amount of R$259 with the BNDES, in order to maintain the adequacy of the mobile telecommunications network and support growth in network traffic through the implementation of new services to improve the quality of service to customers. The facility bears average interest at the TJLP rate plus 3.52% per annum. The financial charges are due every three months until September 2010, and monthly from October 2010 to September 2017. Principal is payable in 84 monthly installments from October 2010 to September 15, 2017.

In November 2006, Telemar entered into a financing agreement with BNDES in order to finance the expansion and technological upgrading of its fixed-line network from 2006 to 2008. This agreement comprises two sub-loans: (i) sub-loan A for the purchase of equipment and related services in the aggregate amount of R$1,771; and (ii) the sub-loan B for the purchase of telecommunications equipment that comply

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

with the Basic Productive Process (PPB) in the aggregate amount of R$200. Interest on each sub-loan is charged as follows: (i) for sub-loan A, the TJLP rate plus 4.50% per annum and (ii) for sub-loan B, the TJLP rate plus 2.50% per annum. The financial charges are due on a quarterly basis until June 2009, and monthly from July 2009 to June 2014. Principal is payable on a monthly basis from July 2009.

Loans and financing denominated in foreign currency

In October 2009, Telemar entered into a financing contract with China Development Bank, in the amount of US$500. No disbursement was made during 2009. The financial charges are due on a six-monthly basis, from April 2010 through October 2016, and the principal is payable in 11 installments from April 2010. The average cost of this facility is the LIBOR plus 2.5% per annum.

In October, 2009, Telemar entered into a financing agreement with Finnish Export Credit, in the aggregate amount of U$500. No disbursement was made during 2009. The financial charges are due every six months from April 2010 through August 2019, with principal payable in 17 installments commencing August 2011. The average interest of this facility is charged at LIBOR plus 1.70% per annum.

In May 2009, Telemar entered into a financing agreement with Cisco Systems Capital, in the aggregate amount of US$50, in order to finance a portion of its investments in 2009. Disbursuments under the facility in the amount of US$26 (or R$52) and US$24 (or R$41) were made in June 2009 November 2009, respectively. Average interest under this facility is 5% per annum, with financial charges due every six months from November 2009 to November 2014. Principal is payable in ten mid-year installments beginning May 2010.

In April 2009, Telemar issued senior notes in the aggregate amount of US$750 (or R$1,661) in order to extend the company’s debt profile. Average interest under this facility, which matures in 2019, is charged at a fixed rate of 9.5% per annum, with financial charges due every six months.

In February 2009, Telemar entered into a financing agreement with China Development Bank Corporation for financing in the aggregate amount of US$300 in order to finance its investments in 2009. Disbursements were made under the facility in accordance with a schedule of investments for the year: US$68 (or R$153) in March 2009, US$121 (or R$263) in June 2009 and US$38 (or R$74) in July 2009. The average interest under the facility is charged at the rate of LIBOR plus 2.50% per annum. Financial charges are due every six months from April 2009 to October 2015, with the final installment due February 2016. Principal is payable in 11 installments every six-months from April 2011 to October 2015, with final installment due February 2016.

In June 2008, Telemar entered into a financing agreement with Finnish Export Credit, in the aggregate amount of US$300, in order to finance its investments in 2008. Amounts were drawn down under the facility as needed as investments are realized, with US$87 (or R$140) drawn down in August 2008 and US$105 (or R$258) drawn down in December 2008. Financial charges are due every six months from December 2008 to December 2018, with principal repaid in 17 installments every six months beginning December 2010. The average interest rate of this facility is LIBOR plus 1.07% per annum.

(b) Public debentures

At an ordinary general meeting of the shareholders held on March, 23, 2009, shareholders approved the issuance by Telemar of simple, non-convertible, unsecured debentures in an aggregate amount up to R$3,000. The debentures were issued on April, 6, 2009, and placed on May, 2009, in the total aggregate amount of

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

R$2,572 (R$964 for the first series and R$1,607 for second series). The first series of debentures matures two years, one month and 24 days from the date of issuance, the the second series of debentures matures three years from date of issuance. Interest on the the first series of debentures is charged at the CDI rate plus 115% per annum, while interest on the second series of debentures is charged at the CDI rate plus 120% per annum. Interest on each series is amortized along with the principal at the maturity date.

At an ordinary general meeting of the shareholders held on March 7, 2006, shareholders the issuance by Telemar of 216,000 simple, non-convertible debentures, in two series, at a nominal unit value of R$10.00, in the aggregate total amount of R$2,160, which were placed on March 27, 2006. The first series of debentures, which caries interest equivalent to 103% of CDI, matures five years from the date of issuance, while the second series of debentures, which caries interest at the CDI rate plus 0.55% per annum, matures seven years from the date of issuance. Interest for each series amortizes half-yearly.

On June 1, 2006, BrT issued 108,000 non-convertible debentures , at unitary nominal amounts of R$10.00, in total aggregate amount of R$1,080. BrT is not subject to financial covenants pursuant to the terms of these debentures. The debentures mature in seven years on June 1, 2013, with interest charged at the DI Rate plus 3.5% per annum. and payment periodicity is half-yearly. The amortization, which should contemplate indistinctly all debentures, shall be annually from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of unitary nominal value, respectively.

(c) Guarantees

Loans from the BNDES are secured by receivables of Telemar, Oi, BrT and BrT Celular and guaranteed by their respective parent companies, TNL and Telemar, in the aggregate amount of R$7. Loans from Banco do Nordeste do Brazil S.A. are secured by receivables of Telemar and Oi, with a guarantee provided by TNL and Telemar.

Certain BrT and BrT Celular loans and financing obtained were collateralized by receivables from the provision of fixed telephony services and the endorsement of BrT and BrT Part.

After the merger of BrT Part into BrT, the sureties and guarantees provided by BrT were replaced, with creditors’ approval and the approval of the Company’s board of directors, by TNL sureties and guarantees.

The public debentures had unsecured guarantees, through a surety granted by BrT Part. Under the indenture, as guarantor and a jointly liable party, BrT Part committed to guarantee and pay all the obligations assumed by the subsidiaries with holders of the debentures.

After BrT Part’s merger into BrT, applicable debenture holders approved the transfer of BrT Part’s guarantee to TNL, in the aggregate amount of R$1,080. TNL’s assumption of BrT Part’s guarantee was approved by the Company’s board of directors.

(d) Commercial Leasing

The liabilities arising from financial leasing contracts have payment periods varying from 36 to 60 months and are recorded at present value. The financial charges, which are mostly linked to variations in the CDI rate, are recorded in net income over the leasing period.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The current value of future minimum payments is distributed as follows:

	2009	2008

Less than one year	7	17
More than one and less than five years	1	5

	8	22

The repayment of long-term debt has been scheduled as follows:

	2009	2008

2011	5,615	5,786
2012	5,032	4,000
2013	3,987	1,562
2014	2,628	1,750
2015 onwards	4,104	3,190

	21,366	16,288

The transaction costs will be incorporated to the results of subsequent fiscal years, as follows:

	2009	2008

2010	97	91
2011	69	63
2012	45	45
2013	32	32
2014	22	25
2015 onwards	51	42

	316	298

(e) Covenants

Financing contracts with the BNDES, other financial institutions and the debentures issued from Telemar, Oi, BrT and BrT Celular contain financial covenants.

On November 2009, financing agreements between BNDES and Telemar, Oi, BrT and BrT Celular were amended, and, currently covenants are tested semi-annually, in June and December, based on TNL’s consolidated financial statements. Noncompliance with these covenants for two consecutive semiannual periods would result in a default under these agreements. As of December 31, 2009, all covenants under financing agreements with BNDES were met.

As of December 31, 2009, Telemar was not in compliance with its debt service coverage ratio under an agreement with The Japan Bank of International Cooperation (“JBIC”). However, JBIC waived its rights under the financing agreement in respect of this non-compliance. Subsequently, on March 31, 2010, Telemar was not in compliance with the debt service coverage ratio under the agreement and JBIC waived its rights under the financing agreement in respect of this non-compliance. It is probable that Telemar will not comply with this covenant on June 30, 2010. In the event that Telemar is unable to obtain a waiver relating to the future breach of this covenant, it intends to exercise its right to prepay this debt. Telemar understands that this prepayment would avoid triggering any cross-default or cross-acceleration clauses contained in its other debt agreements. At the end of 2009, an aggregate amount of R$647 of this debt was classified as short-term debt.

On December 31, 2009, BrT violated the covenants relating EBITDA/Financial Expenses and Debt/EBITDA ratios, under an agreement with JBIC and under a fifth series of debentures. However, JBIC and holders of the debentures waived their rights relating to the respective defaults, with the latter waiving their rights through June 2010 at a meeting of debenture holders. With respect to the covenants contained in the abovementioned debentures, BrT understands that it is probable that it will comply with these covenants at the December 31, 2010 measurement date. In anticipation of the failure to achieve the abovementioned ratios set forth in the debt instrument guaranteed by JBIC, BrT sought and obtained waivers of its non-compliance with this ratio as of March 31, 2010. BrT believes that it will comply with the covenants contained in the debt instrument guaranteed by JBIC for as of June 30, 2010 and the foreseeable future periods.

The instruments governing a substantial portion of Telemar’s and its subsidiaries’ indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

22 Authorizations payable

	2009	2008 (Reclassified)

SMP usage rights (i)	1,825	1,054
STFC usage rights (ii)	—	117
Other usage rights (iii)	7	—

	1,832	1,171

Current	315	267
Noncurrent	1,517	904

These are payments due to ANATEL for its granting of authorizations to provide SMP and STFC and the corresponding use of radio frequencies, obtained at public auctions.

(i)	Authorizations conferring the right to use of radio frequencies for the Company to provide 3G SMP in Regions I, II and III were executed on April 29, 2008, requiring a total investment of R$867 and R$488 from Oi and BrT, respectively. On that date, both companies paid 10% of that price. The remaining balance is adjusted at the IST rate (Telecommunications Sector Index), plus interest of 1% per month, in accordance with applicable regulations, with final payments to be made in 2016 and 2015, respectively.

The SMP authorizations contracted by Oi and BrT Celular with ANATEL at 2003 and 2004 and 2002 and 2004, respectively, are represented by terms which total R$331. These authorizations permit SMP for 15 years in the same areas that their parent companies provide STFC services. Oi and BrT paid 10% of the contractual amount upon execution of the agreement and recorded the remaining balance

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

as a liability maturing, in the case of Oi, from 2009 to 2011 (three installments) and from 2009 to 2010 (two installments) and, in the case of BrT, from 2009 to 2012 (four installments). This liability is adjusted pursuant to variations of the IGP-DI plus interest of 1% per month.

Authorizations conferring the right to Oi to use radio frequencies to provide 2G (GSM technology) SMP in São Paulo and expand the bandwidth in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo) were executed on December 7, 2007, requiring a total investment of R$131. On December 7, 2007, Oi paid 10% of that price, with the remaining 90% settled, without monetary correction, on September 10, 2008, in accordance with applicable regulations.

(ii)	Refers to provisions made by Telemar, according to the applicable regime, based on the application of 1% of net income from taxes. In accordance with the concession contract, payments to ANATEL are made every two years, in April, and are equivalent to 2% of net income of the previous fiscal year.

(iii)	Referes to licenses owned by BrT Multimídia for usage rights of radiofrequency blocks in multimedia communication services. Contracted amount was R$9 adjusted by variations in the IGP-DI plus 1% per month. Payments under this obligation occur every three years in May in equal and successive amounts.

23 Taxes other than on income

	2009	2008 (Reclassified)

ICMS (i)	981	359
ICMS – Agreement 69/1998	229	100
PIS and COFINS	535	126
Other indirect taxes on operating revenues	144	34

Total	1,889	619

Current	1,266	519
Noncurrent	623	100

(i)	Various municipal, state, and federal taxes are levied on telecom services, principally ICMS (value added tax on sales and services), charged by states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Maranhão, Ceará, Rio Grande do Norte, Alagoas, Sergipe, Bahia and Paraná; and 25% for all the other states.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

24 Deferred taxes and taxes on income

	2009	2008

Federal income tax payable	122	298
Social contribution payable	68	141
Income tax withheld at source on interest on capital	12	14
Additional indexation expense from 1990	16	11

Total	218	464

25 REFIS II – Tax financing program

TNL and its subsidiaries Telemar, Oi and iG Brazil have all adhered to the tax refinancing program Parcelamentos Especiais – PAES (also known as the Programa de Recuperação Fiscal II -REFIS II), or REFIS II, governed by Law 10,684/2003, which registered a substantial portion of the debt to the National Treasury and the INSS (Social security contribution) that was due through February 28, 2003.

According to provisions of Article 7 of aforementioned law, TNL and its subsidiaries are obliged to make timely installment payments under REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may occur first.

In 2009, timely payments were made in the aggregate amount of R$131 (2008 – R$139), in accordance with CVM Instruction 346/2000, which requires timely payment as an essential condition for maintaining installments under REFIS II.

The RFB, Brazilian Internal Revenue Department, and the PGNF, the Office of the Chief Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional) unduly included various TNL, Telemar and Oi debts in the PAES program, and as a result the consolidated amount was considerably in excess of that was submitted by these companies.

The subsidiaries Telemar and Oi took judicial measures under the RFB, with Oi having already paid the PAES debts and Telemar still considering its legal response.

According to the new refinancing program established by Law 11,941/2209, the debts of TNL and iG Brazil were transferred, as disclosed below, with only Telemar remaining in the PAES program.

Tax installment established by Law 11,941 /2009

TNL and some of its subsidiaries contracted the New Financing Program of Federal Tax Debts, regulated by the Law 11,941/2009, including debts with the National Treasury and the INSS due until November 30, 2008.

In accordance with the provisions of Article 1, V, §9 of Law 11,941/2009, the companies must timely pay new installments and may be excluded from the program following three unpaid payments, whether consecutive or not, or an unpaid installment, if all all other installments were previously paid.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The term of the refinancing was negotiated to 180 months. In accordance with the Law 11,941/2009, participants in the program must make monthly minimum payments, with the definitive payment amount only available after the consolidation of the debts by the RFB. The installment pleadings were formalized from November 11 through November 30, 2009. Upon entry into the program, the judicial deposits related to the processes transferred to the new program will be converted, in accordance with applicable law, as income for the Brazilian Government.

TNL and its subsidiaries BrT and iG Brasil transferred the balances of previous special installments (REFIS and PAES). In accordance with Law 11,941/2009, the companies resettled the respective debts for amounts prior moment to the previous installments, and, subsequently, reduced these amounts pursuant to the new law.

In function of the New Financing Program, R$716 was recorded by the Company, of which R$430 had already been accrued in the previous programs (REFIS and PAES), under “Taxes payable” and in “Provision for contingencies”.

The adhesion to the new program generated impacts in 2009, due to: (a) PIS and COFINS expenses, recorded in “Other operational expenses – Taxes”, in the amount of R$56; (b) IR/CSLL expenses, recorded in “Income Tax and Social Contribution”, in the amount of R$137; and (c) other taxes recorded in “Other operational expenses – Taxes”, in the amount of R$25. Fines were recorded as “Other operational expenses – Expenses with fines”, in the amount of R$99. The monetary adjustments of debt were recorded in “Financial expenses – Interest and monetary variation on other liabilities”, in the amount of R$167. Due to the fiscal benefit of fine and interest reduction, the fines were recorded under “Other operation incomes – Recovered expenses”, in the amount of R$64, and the interests were recorded under “Financial Revenues – Others”, in the amount of R$55.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The amounts scheduled under the REFIS II program are as follows:

	2009	2008

PAES	407	647
Financing according to Law 11,941/2009	717	—

	1,124	647

Current	176	143
Noncurrent	948	504

A breakdown of the PAES and the financing according to Law 11,941/2009 amounts, showing principal, fines and interest, is presented below:

	2009				2008
	Principal	Fines	Interest	Total	Total

COFINS	370	33	99	502	298
CPMF	88	9	23	120	142
IOF	72	7	18	97	111
Income tax	134	14	60	208	52
Social contribution	34	4	16	54	22
INSS – SAT(*)	23	4	26	53	19
PIS	58	4	16	78	3
Others	7	1	3	11	—

	786	76	261	1,123	647

(*)	“Seguro de Acidente de Trabalho – SAT” (workplace accident insurance).

The PAES amounts are corrected monetarily with reference to the TJLP, with R$11 (2008 – R$49), being recognized as “Financial expenses” during the financial year ended on December 31, 2009 (see Note 9). The Financing amounts of Law 11,941/2009 are corrected monetarily with reference to variations in the SELIC rate.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

26 Provisions for contingencies

(a) Composition of the book balance

		2009	2008 (Reclassified)
	Tax
(i)	ICMS assessments	818	377
(ii)	FISTEL	—	123
(iii)	FUST	4	117
(iii)	Funttel	87	63
(iv)	ISS (*)	71	55
(v)	ILL (**)	51	46
(vi)	INSS	14	30
(vii)	Other claims	27	55
	Judicial deposits	(92)	(303)

		980	563

	Labor
(i)	Overtime	385	210
(ii)	Salary differences/Equalization of salary scales	285	157
(iv)	Indemnities	190	111
(viii)	Labor fines	72	99
(iii)	Hazardous work conditions	202	67
(v)	Claims by outsourced personnel	142	64
(ix)	Fees for legal counsel and expert opinions	51	50
(vi)	Contractual rescissions	97	41
(vii)	Additional post-retirement benefits	85	39
(x)	FGTS (***)	49	18
(xi)	Employment relationship	21	16
(xii)	Other claims	206	62
	Judicial deposits	(727)	(329)

		1,058	605

	Civil
(i)	Corporative	2,665	—
(ii)	Anatel fines	356	81
(iii)	Anatel estimates	356	352
(iv)	Small claims courts	164	77
(v)	Other claims	762	285
	Judicial deposits	(2,372)	—

		1,931	795

	Total	3,969	1,963

	Current	755	340
	Noncurrent	3,214	1,623

(*)	ISS – “Imposto Sobre Serviços” (tax on services)
(**)	ILL – “Imposto sobre o Lucro Líquido” (tax at source on net income)
(***)	FGTS – “Fundo de Garantia do Tempo de Serviço” (guarantee fund based on time of service),

In compliance with the terms of the applicable law, the provisions for legal contingencies are adjusted monetarily on a monthly basis.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(b) Breakdown of the claims according to level of risk, at December 31

	2009
	Tax	Labor	Civil	Total

Probable	980	1,058	1,931	3,969
Possible	12,927	1,563	4,225	18,715
Remote	2,734	1,307	1,460	5,501

Total	16,641	3,928	7,616	28,185

	2008
	Tax	Labor	Civil	Total

Probable	563	605	795	1,963
Possible	8,640	395	2,705	11,740
Remote	1,630	738	391	2,760

Total	10,833	1,738	3,891	16,462

(c) Summary of the changes in the balances of the provisions for legal contingencies

	Tax	Labor	Civil	Total

Balance as of December 31, 2007 (Reclassified)	638	582	727	1,947

TNCP/Amazônia acquisition	28	1	4	33
Additions, net of reversals (i)	(14)	145	177	308
Write-downs due to settlement	(41)	(171)	(151)	(363)
Judicial deposits	(29)	(94)	—	(123)
Monetary correction (Note 9)	(19)	142	38	161

Balance as of December 31, 2008	563	605	795	1,963

BrT Acquisition	640	549	2,822	4,011
Non-controlling interest	(203)	(175)	(1,215)	(1,593)
Additions, net of reversals (i)	86	355	1,793	2,234
Write-downs due to settlement	(456)	(330)	(304)	(1,090)
Judicial deposits	234	(185)	(2,087)	(2,038)
Monetary correction (Note 9)	116	239	127	482

Balance as of December 31, 2009	980	1,058	1,931	3,969

(i)	Total additions in the period, net of reversals, amounting to R$2,234, comprise the provisions for contingencies, to the sum of R$2,215 (see Note 8), and the amounts shown in the table below, totaling R$20.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The amounts of the provisions in relation to the querying of INCRA, FUST, FUNTTEL, PIS and COFINS on ICMS and ICMS power consumption credit are recorded in the respective accounts for these charges, as shown in the table below:

	2009	2008

Other operating expenses:
FUST	—	(25)
FUNTTEL	(19)	(14)
ICMS credit on electricity	(1)	(2)

	(20)	(41)

(d) Probable contingencies (consolidated)

(1) Fiscal:

(i)	ICMS (Value Added Tax on Sales and Services) – Refers to a provision that is considered by management to be sufficient to cover the various tax assessments in relation to: (a) the levying of ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to alleged non-compliance with access obligations.

ICMS credits taken by subsidiary BrT, the legality of which is being questioned by state tax authorities that, based on the assessment of the management of the Company and its legal counsel, has changed the risk estimate of the related contingencies, assessing them as probable risk. This modification resulted in an increase in provisions for taxes contingencies in the aggregate amount of R$387. In the statement of operations of BrT, the effect of this modification, net of taxes, was R$256.

(ii)	FISTEL (Telecommunication Supervision Rate) – Amazônia (merged into Oi) has challanged an obligation to pay supervision rates on mobile stations that it does not own, and has made judicial deposits in respect of the TFF (Functioning Supervision Rate) and the TFI (Installation Supervision Rate). In May 2009, the Company officially withdrew the lawsuit and, therefore, the deposited amounts were forfeited to the government and the corresponding reserve was reversed.

(iii)

FUST and FUNTTEL – This provision is in relation to the change in the FUST (Fund for Universal Access to Telecommunications Services) fee calculation methodology, introduced by ANATEL Abridgement no 7, and which no longer permits the exclusion of EILD and interconnection charges from the calculation base, applied retroactively. Acting through ABRAFIX (Brazilian Association of Fixed-line telecommunications Telephony Companies), Telemar has filed an injunction to prevent the application of the rule in question, and has made judicial deposits of the calculated differences.

(iv)	ISS (Tax on Services) – Telemar and BrT maintain provisions for tax assessments in relation to queries regarding the levying of ISS on a variety of value-added, technical and administrative services, such as the leasing of equipment. The provision recorded reflects the assessed services that are considered as probable losses by the Company’s legal advisors.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(v)	ILL (Income tax withheld at source) – Telemar offset the ILL paid in previous years (through 1992), based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutionality of this tax in cases of other companies. While several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits.

(vi)	INSS – Telemar and BrT maintains a provision related to part of possible loss resulting from joint responsibility and indemnification contingencies, in the aggregate amount of R$12. The expectation of loss with respect to the lawsuit has been deemed probable, and, as such, a provision was established for the amounts in dispute.

(vii)	Other claims – These largely refer to provisions to cover IPTU assessments, amounting to R$10 in 2009 (2008 – R$10) and various tax assessments relating to income tax and social contribution charges totaling R$3 in 2009 (2008 – R$9). The Company’s legal advisors have deemed the expectation of loss with respect to these claims to be probable and, therefore, a provision was made for the amounts in dispute.

(2) Labor:

(i)	Overtime – Claims relating to demands for overtime payment, for work allegedly done outside normal working hours.

(ii)	Pay differences – This item largely represents amounts arising from pay differences among the employees and claims for equal pay/reinstatement, by those who allegedly receive less pay for doing an identical job, in addition to other requirements provided for in the applicable law.

(iii)	Hazardous work conditions – Reflect, substantially, the expectations of losses in lawsuits relating to the requirement to pay additional compensation to employees performing roles in an environment classified as hazardous, particularly areas close to high voltage installations.

(iv)	Indemnities – Indemnities correspond to requests for reimbursement or compensation for losses incurred during the term of an employment contract, due to a variety of alleged reasons, including: work-related accidents, provisional job stability, pain and suffering, restoration of payroll deductions, child day-care benefits and productivity bonuses as provided for in collective labor agreements.

(v)	Claims by outsourced personnel – Claims filed by former employees of contracted companies pursuant to which Telemar is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have ceased operation.

(vi)	Contractual rescissions – This refers to the claims related to the funds arising from the termination of employment contracts, such as vacations (proportional/overdue), thirteenth salary and FGTS fines, and others, in addition to should incorporate the calculation of termination.

(vii)	Additional post-retirement benefits – These claims are related to differences due to former employees under the private pension scheme, arising from payroll extras that were supposedly not considered when the pension value was calculated.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(viii)	Labor fines – These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

(ix)	Fees for legal counsel and expert opinions – Refers to disbursements paid to lawyers in the event that they sponsor the claimants, as well as to experts appointed by the court, when technical expert evidence is necessary.

(x)	FGTS – These are claims related to differences on the deposits of the FGTS, and also the issue of compensation for the losses generated by government economic plans in the 1980s and 90s, as well as in relation to the payment of a fine, equivalent to 40% of the FGTS balance, in the event of unfair dismissal.

(xi)	Employment relationship – These are claims by former employees of contractors, attempting to establish a direct employment link with the Company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination.

(xii)	Other claims – Refers to a variety of issues, relating to additional payment for time of service, income sharing, allowance for travel, among others.

After the BrT control acquisition by Telemar, on January 8, 2009, BrT changed its criteria for assessment of chances of probable loss related to labor contingencies in order to align its policies with those adopted by Telemar, analyzing the merit of the lawsuits in progress. As consequence of this changes, BrT as of December 31, 2009, increased the provision for labor lawsuits in R$334 (R$221 net from tax effects).

(3) Civil:

(i)	Corporate – Financial Participation Agreements – the financial participation agreements were governed by Administrative Acts No. 415/1972, 1,181/1974, 1,361/1976, 881/1990, 86/1991 and 1,028/1996. The subscriber held a financial interest in the concessionaire, paying a certain amount which was initially recorded as fund to be capitalized and, later, after the Shareholders’ Meeting approved the increase in capital, was recorded at the shareholders’ equity, generating the issuance of shares. The lawsuits filed against CRT, a company that was merged with and into BrT, challenge the manner in which shares were granted to the subscribers based on the abovementioned financial participation agreements.

BrT provisioned for risks involving losses related to these lawsuits, considering certain legal doctrines. Throughout the first half of 2009, court rulings led the Company to review the estimates of provisioned amounts and probability of loss attributed to these lawsuits. BrT respecting the characteristics of each decision and based on the evaluation of its internal and external legal counsel, changed its assessment from possible loss to probable loss. In the first half of 2009, BrT made additional provisions reserves in a total amount of R$1,153, net of tax effects, with an impact of R$761 in net income and shareholders’ equity. As described in Note 1(e), the Company’s Management, with the assistance of its internal and external legal advisers, reviewed the process it uses to access provisions for contingencies in connection with the financial participation agreements. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to implement

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

the abovementioned improvements were available as of the date of the calculation of the estimates for the first half of 2009, but had not been considered when calculating the estimate of probable loss. As a result, the provision was increased in R$2,325 during the year 2009, (R$1,535, net of tax effects). On December 31, 2009, provisions for civil related to claims related to rights of holders of financial participation agreements amounted to a total of R$2,665. These proceedings are being heard in lower, appellate and supreme courts. The Company and its subsidiaries disclosed, through the Material Fact published on January 14, 2010, a total adjustment amounting to R$2,535 for civil contingencies related to claims related to rights of holders of financial participation agreements. The amount then disclosed was not fully recorded, being the amount of R$2,325 the gross total adjustment recorded in 2009.

(ii)	ANATEL fines – These largely refer to provisions for fines arising from failures to meet quality targets under the terms of the PGMQ and “Regulamento de Indicadores de Qualidade – RIQ” (regulation of quality indicators).

(iii)	ANATEL estimates – These largely refer to non-compliance with PGMU and PGMQ obligations.

(iv)	Small claims courts – Issues raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(v)	Other claims – These relate to a large number of various minor lawsuits in progress covering the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others.

(e) Possible contingencies (not provisionsed)

TNL and its subsidiaries are also involved in a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the managemente, based on its legal advisors, are summarized below:

Fiscal

ICMS – There have been a number of ICMS tax assessments against TNL, amounting to approximately R$4,122 (2008 – R$2,314), most notably in regard to two situations: i) the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base; and ii) the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

Municipal Taxes – Fines referring to taxes launched by municipal authorities; among them there are highlighted those related to equipment renting, alarm-clock services, among other communication services. The total amount involved is nearly R$1,992 (2008 - R$1,369), being that they are not reserved due to they are considered by responsible lawyers with possible loss risk, since these activities are not fitted in the list of ISS incidence or are already taxed by ICMS. Furthermore, and strengthening the arguments of the defense, the STF decided, in the fourth quarter of 2001, that ISS should not be levied on leasing of equipment, to which a substantial portion of these assessed amounts are related.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

INSS (National Institute of Social Security) – There are proceedings totaling approximately R$1,359 (2008 – R$945), mainly relating to joint liability, the applicable percentage of Workplace Accident Insurance (SAT) and items liable to incurring social security charges. Notable among these is the questioning of the levying, by the INSS (Tax Assessment Notifications - NFLDs in July 2005), of social security contributions on payments in regard to Telemar employee income sharing, effected under the terms of Law 10,101 and Article 7 of the 1988 Federal Constitution. Such items should not form part of the calculation base for this contribution. The amount involved in this assessment is R$359 (2008 – R$325).

Federal taxes – There are various tax assessments with regard to federal taxes, largely relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$3,453 (2008 – R$2,107). Based on opinion of its legal advisors, the Company’s management considers that there is a good chance of success in these proceedings, and therefore has made no provisions for possible losses.

There follows a list of other charges made by the federal authorities:

(i)	IRPJ, CSLL, PIS and COFINS – Amortization of goodwill – Assessment of July 2005 – The questioning of the sum of R$2,033 (2008 – R$1,842), largely in relation to a corporate transaction carried out by TNL in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a goodwill based on the prospect of the future income ability of that other company. Hence, the prevailing federal law expressly allows the possibility of making use of goodwill paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction.

A partially favorable decision in the lower administrative court reduced the amount in question to R$528 and the company is now awaiting a decision on appeal to a higher court. The chance of incurring losses in regard to the reduction is considered by the company’s lawyers to be remote, while the amount of R$1,505 is considered liable to incurring possible losses.

(ii)	PIS and COFINS – Undue disallowances – On June 30, 2006, Telemar received a tax assessment from the SRF, for the sum of R$839 (2008 – R$760), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. Telemar has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in lower court, which is still provisional, leading to a reduction of R$477 (2008 – R$432) in the amount assessed, and the company has appealed against the unfavorable part of the decision. Given that the reduction is a consequence of the identification of errors committed, Telemar’s management believes that liability for this reduced portion should be considered remote, with the remaining balance, of R$362, considered possible.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(iii)	Fine – IRRF on loan – Assessment of December 2007 – The taxation authorities fined Telemar the sum of R$215 (2008 – R$195) for not having withheld corporate income tax due (in the calendar years 2002 and 2003) on the gains arising from loan agreements with the parent company, TNL.

A partially favorable decision in the lower administrative court reduced the amount in question by R$81and the company is now awaiting a decision on appeal to a higher court. The chance of incurring losses in regard to the reduction is considered by the company’s lawyers to be remote, while the amount of R$133 is considered liable to incurring possible losses. The company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed, said retention was waived by Article 77, clause II of Law 8,981/95, which was only later revoked by Law 10,833/2003.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, risk goodwill and joint liability, among others, amounting to a total of R$1,564 (2008 – R$395).

Civil:

Refers to lawsuits for which no judicial ruling has been handed down, and which principal objectives are associated with issues regarding network expansion plans, indemnification for immaterial and material damages, collection proceedings, and tendering processes, among others. These issues amounts to a total value of R$4,225 (2008 – R$2,705).

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically in excess of the true merits of the case), and the final judicial decisions are still pending.

In September 2004, the Federal Public Prosecution Service and the State Public Prosecution Service of Rio de Janeiro launched a civil suit against TNL, Telemar, Oi and the government for annulment of the transfer of the controlling equity stake in Oi to Telemar, as well as payment of indemnification for pain and suffering and material damages supposedly caused to the non-controlling shareholders and the financial market by such act. TNL and Telemar have presented their defence and are awaiting a lower court decision. The sale of the controlling stake in Oi to Telemar is also the object of an administrative proceeding by the CVM, in order to determine whether there were any irregularities in the transaction, as well as of lawsuits brought by two non-controlling shareholders.

On July 2009, a collective civil lawsuit was entered against Telemar by Union, Federal Prosecutor Ministry, Federal Prosecutor of Distrito Federal and Territories, Customer Defense Agencies and various State Procons (Programa de Orientação e Proteção ao Consumidor), in allegation of supposed collective moral damages caused due to rules non accomplishment to determined general rules on Customer Attendance Service (SAC). Telemar presented the defense, filed on September 16, 2009, and is waiting first instance judicial decision.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(f) Active Contingencies

PIS / COFINS – Refers to judicial questioning on the implementation of Law No, 9718/1998, which increased the calculation basis of PIS and COFINS. The period covered by the Act was from February 1999 to November 2002 for PIS and February 1999 to January 2004 for COFINS. In November 2005, the Supreme Court concluded the trial of cases which deal with the issue and declared the tax base calculation introduced by said Law. Part of the Telemar´s shares and its concessionaires of STFC of the Region II of the Grant Plan, incorporated by BrT, in February 2000, judged in the during the year of 2006, as regards the enlargement of the basis for calculating the COFINS. Trials are awaited from other processes in the other merged companies, whose evaluation of success of the Company’s legal advisors in the future entry of resources, is regarded as probable. The amount attributed to these processes, which represent an asset contingency not accountable recognized, is R$19 (2008 – 19).

(g) Guarantees

TNL and its subsidiaries have bank guarantee letter and warranty insurance contracts joint to many financial institutions and insurers to ensure obligations at legal contingencies, contractual obligations and biddings joint to ANATEL. Total amount of contracted sureties valid at quarter termination date correspondent to R$6,422 (2008 - R$3,183). The commission charges on these contracts are based on market rates.

27 Shareholders’ equity

(a) Capital

The Company is authorized to increase its capital through its board of directors up to a limit of 700 million of common or preferred shares, with no obligation to maintain the proportion between them. In no instance may the ration of preferred shares without voting rights to preferred shares with voting rights exceed 2/3.

Within the limit of authorized capital, the Board of Directors may grant stock options under stock option plans and may limit the exercise of preferential right for issuances of shares, debentures or securities convertible into shares.

In 2009, the capital of TNL, which is fully subscribed and paid up, totaled R$5,449, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.

The capital is represented by:

	Number of shares (thousand)
	2009	%	2008	%

Common stock	130,612	33.33	130,612	33.33
Preferred stock	261,223	66.67	261,223	66.67

Total	391,835	100.00	391,835	100.00

Common shares held in treasury	(3,036)		(3,071)
Preferred shares held in treasury	(6,276)		(6,475)

Total shares outstanding	382,523		382,289

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(b) Treasury shares

TNL’s most recent share buy-back plan expired in 2005. As mentioned in item (c), during 2009 common and preferred shares in the amount of R$1 and R$9, respectively, were transferred from treasury as a result of the exercising of option rights under the Company’s 2007 Stock Option Program. As such, the balance at December 31, 2009 reflects a total of 9,312 thousand shares held in treasury, of which 3,036 thousand common shares and 6,276 thousand preferred shares.

The number of treasury shares is as follows:

	2009
	Common stock	Amount(1)	Preferred stock	Amount(1)
Balance as of December 31, 2008	3,071	87	6,475	282
Shares sold	(35)	(1)	(199)	(9)
Balance as of December 31, 2009	3,036	86	6,276	273

(1)	Equals the cost of the shares sold.

History cost of the purchase of treasury shares in (R$ per share)	2009	2008
Weighted average cost	43.50	43.50
Minimum	34.89	34.89
Maximum	45.28	45.28

Unit cost considers all stock repurchase programs.

Market Value of Treasury Shares

The market value of the treasury shares at the balance sheet date was as follows:

	2009		2008
	Preferred shares	Common shares	Preferred shares	Common shares
Shares amount in treasury	6,276	3,036	6,475	3,071
Quotation per share on BOVESPA (R$)	37.10	44.70	32.21	38.70
Fair value	233	136	209	119

The following chart reflects the reduction in reserve account balance as a result of treasury shares:

	Investment reserve
	2009	2008

Reserves account balance	2,633	4,296
Treasury shares	(359)	(369)

Balance, net of treasury shares	2,274	3,927

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(c) Capital reserves

Reserve for goodwill on the disposal of shares

A reserve was established on April 12, 2008 for goodwill on disposal of shares, in the amount of R$4, as a result of the exercising of the first block of stock options, which involved the transfer to the respective beneficiaries who exercised their options of common treasury stock by the amount of R$53.87, resulting in a total amount received by the Company of R$9, and, taking into account the average cost of the common shares in treasury of R$28.26, the cost amount removed from the account shares in treasury was R$5.

During the fiscal year ended on December, 31, 2009, options for common and preferred shares under the Stock Option Plan were exercised, resulting in (1) the establishment of a reserve on the disposal of shares, in the amount of R$1 relating to the gain resulting from the transfer of common shares in treasury to the plan beneficiaries and (2) the reduction of the investments reserve in the amount of R$4, relating to the loss from the transfer of preferred shares (taking into account that this reserve was the origin of the share repurchase). 35 thousand common shares and 200 thousand preferred shares were exercised, at the average price of R$50.14 and R$23.19, respectively, resulting in a total of R$6 million received by the Company, and, taking into account the average costs of common and preferred shares as R$28.26 and R$43.51, respectively, the amount of cost removed from the account shares in treasury was R$10, of which R$1 related to common shares and R$9 related to preferred shares.

Reserve for donations and subsidies for capital expenditure

This balance primarily refers to investments relating to tax incentives - FINOR.

Reserve for stock options

Correspond to the fair value of options to acquire common and preferred shares from TNL exercised by the beneficiaries of the Stock Option Plan, adapted in linear proportion to the effectiveness of the term of beneficiaries services rendering (Vesting period). In 2009, a stock option reserve in the aggregate amount of R$3 was established (compared to a reserve of R$5 as of June 30, 2009). Information relating to the Stock Option Plan, the assumptions used to determine the fair value of options and the amounts recorded in Company’s financial statements for the year ended December 31, 2009, is detailed in Note 29.

(d) Earnings reserves

Legal reserve

According to Article 193 of Brazilian corporation law, TNL must allocate 5% of its net income for the year to a legal reserve, up to the limit of 20% of capital. This allocation is optional in the event that the sum of the legal reserve plus the capital reserves exceeds capital by 30%. The legal reserve may be utilized for a capital increase or for absorbing losses, but may not be distributed in the form of dividends.

Capital expenditure reserve

Among its revenue reserves the company holds funds to cover direct capital expenditure or the extension of long term lines of credit to its subsidiaries for implementation of their respective capital budgets. These resources have been invested mainly in expanding the fixed-line and mobile networks.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

At December 31, 2008, following the proposed income allocation, the revenue reserves’ balance exceeded the Company’s capital stock. At an Ordinary General Meeting of shareholders, on April 4, 2008, the decision was taken to increase the company’s capital by R$760, using resources from the capex reserve.

(e) Shareholder rights, dividends and interest on capital

According to the Company’s by-laws, TNL must pay out a minimum compulsory dividend for each fiscal year, equivalent to not less than 25% of the net income, adjusted in accordance with Article 202 of the Brazilian Corporation Law. The non-voting preferred stock confers priority in the reimbursement of capital, without goodwill, and in the distribution of dividends, with a minimum, non-cumulative dividend guaranteed at 6% per annum proportional to the capital or 3% per annum of the share book value, whichever is the higher. The remaining amount of the minimum compulsory dividend is allocated to the holders of common stock with voting rights, up to the same limit as the preferred stock, with any remaining amounts distributed equitably among all the shareholders.

The by-laws also provide for the payment of interest on capital to the shareholders. This interest on capital is tax deductible and remuneration is limited to the average TJLP for the period in question, applied to the shareholders’ equity at the end of the previous fiscal year, and may not exceed (i) 50% of the net income (before considering this distribution and any income tax deductions) for the period in which the declaration is made, or (ii) 50% of the sum of the retained earnings plus the revenue reserves, whichever is the greater. The amount paid or designated as interest on capital is considered to be part of the distribution of compulsory dividends. As such, according to the Brazilian corporate law, TNL is obliged to distribute to the shareholders an amount sufficient to ensure that the net value received, after payment of income tax withheld at source, is at least equal to the minimum compulsory dividend.

In compliance with the provisions of the Brazilian Corporate Law and in accordance with TNL’s by-laws, the adjusted net income is equivalent to the net income for the fiscal year, adjusted to reflect the allocations to/from: (i) the legal reserve; (ii) the contingency reserve; and (iii) the realization of unrealized income.

On February 5, 2009, the Board of Directors approved the distribution of an extraordinary dividend, to the sum of R$1,197.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The extraordinary dividends distributed in the fiscal year of 2009, were as follows:

	Common shares	Preferred shares	Total

Extraordinary dividends	399	798	1,197

Preferred shares outstanding (in thousands of shares)	127,576	254,947	382,523

	Amount per share/reais
	common	preferred

Extraordinary dividends on February, 5 2009	3.128	3.128

On December 31, 2009, the Company registered a loss in the fiscal year in the aggregate amount of R$489 and an accumulated loss in the aggregate amount of R$462, after taking into account dividends and interest on capital in 2009, in the aggregate amount of R$27. Pursuant to a proposal of the Company´s management, and subject to shareholder approval at an ordinary general meeting, the balance of accumulated losses was absorbed by the capital expenditure reserve in the aggregate amount of R$462.

At the AGO, performed on April 14, 2009, approval was given for the allocation of part of the accumulated income reserve in amount the aggregate amount of R$24 for dividends distribution, as well as the allocation of the net income from fiscal year ended on December 31, 2008, in the aggregate amount of R$1,101, as follows: (i) R$55 to the legal reserve; (ii) R$791 for dividends distribution; (iii) R$279 for interests on own capital imputed to dividends.

Minimum compulsory dividends for the fiscal year ended on December 31, 2008 were calculated as follows:

	2009	2008

Net income (loss) for the year	(489)	1,101
Appropriation to the legal reserve - 5%		(55)

Adjusted net income		1,046

Minimum compulsory dividend - 25%		262

Number of common shares outstanding (in thousands)		127,541

Number of preferred shares outstanding (in thousands)		254,748

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The minimum statutory dividends for the fiscal year ended on December 31, 2008 were calculated as follows:

	2009	2008

Capital subscribed		5,449

Total shares outstanding (in thousands)		382,289
Total preferred shares outstanding (in thousands)		254,748

Calculation base		3,631

Minimum compulsory dividend - percentage		6%

Minimum compulsory dividend		218

	2009	2008

Shareholders’ equity		9,795

Total shares outstanding (in thousands)		382,289
Total preferred shares outstanding (in thousands)		254,748

Calculation base		6,527

Minimum compulsory dividend - percentage		3%

Minimum compulsory dividend		196

At an extraordinary general meeting of the shareholders held on April, 4, 2008, approval was given to the proposal of interests on shareholders’ equity during the year of 2008 in an aggregate amount up to R$700. Following deliberation, interest on shareholders’ equity was established in the amount of R$279, as disclosed in a notice to shareholders on July 31, 2008, which amount was corrected with reference to the CDI rate until December 31, 2008 and to the TR rate, since January 1, 2009.

On August 28, 2008, the board of directors approved the distribution of an extraordinary dividend in the aggregate amount of R$1,200 from the income reserve. Payment was made beginning September, 19, 2008.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The dividends and interest on capital for the fiscal year ended on December 31, 2008 are shown below:

	Common shares	Preferred shares	Total

Extraordinary dividends	400	800	1,200
Proposed dividends (as at December 31, 2008)	264	527	791
Interest on capital	93	186	279
IRRF due on interest on capital	(12)	(24)	(36)

Total distribution to the shareholders, net of IRRF	745	1,489	2,234

Number of shares outstanding (in thousands)	127,541	254,748

	Amount per share (reais)
	Common shares	Preferred shares
Interest on capital (historical value)
July 31, 2008	0.7306	0.7306
Dividends
Extraordinary (as at August 28, 2008)	3.139	3.139
Proposed (as at December 31, 2008)	2.068	2.068

The dividends and interest on capital payable by the parent company, shown under current liabilities, were made as follows:

Base year of the proposal	2009	2008

2009
2008	108	1,084
2007	20	26
2006	9	9
2005	—	21

	137	1,140

(e) Prescribed dividends

This refers to dividends and interest on capital that have not been claimed by the shareholders, within a period of three years from the date that this remuneration was placed at their disposal.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(g) Net income (loss) of the year and shareholders´ equity conciliation

The net income (loss) of the period and the shareholders´ equity reconciliations as of and for the years ended December 31, 2009 and 2008 (parent company and consolidated) are presented below:

	Net income (loss)		Shareholders’ equity
	2009	2008	2009	2008

Parent Company	(489)	1,101	8,145	9,795

Elimination of not performed income in transfer of ownership of capital participation which TNL held in Oi for TELEMAR (i)			(500)	(500)

Elimination of goodwill paid by TELEMAR at the acquisition of the participation which TNL held in Oi (i)	53	53	350	296

Consolidated	(436)	1,154	7,995	9,591

(i)	This refers to the elimination of the Parent Company’s unrealized income from the sale of its equity stake in Oi (reversal of the provision for unsecured liabilities). The amortization of the goodwill paid by TELEMAR, at the acquisition is terminated in nine years and five months, according the average depreciation life of respective assets.

28 Risk analysis and financial instruments

Financial Risk Management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency risk, interest rate risk on fair value, interest rate risk on cash flows and price risk), credit risk and liquidity risk. The Company uses derivatives to hedge certain risk exposures.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Company had a policy of limiting its maximum foreign currency exposure to 12% of the Oi group’s gross debt. On October 1, 2009, the board of directors approved Oi’s Financial Risks Management Policy, which formalized the management of exposure to market risk factors generated by financial transactions of companies within the Oi group. Pursuant to the Policy, market risks are identified based on contractual provisions of financial transactions for the year. Various scenarios for risk simulated through statistical models in order to measure impacts on the groups financial results. Based on this analysis, the board of directors and management agree upon risk guideline to be followed each year. The risk guideline is equivalent to the worst expected impact on the group’s net income at 95% confidence. In order to properly manage risk, the treasury department may enter into hedging instruments, including swap derivative transactions, currencies and options. The Company and its subsidiaries do not use derivatives for any other purpose.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Following approval of the Financial Risk Management Policy, the Financial Risks Management Committee was created, comprising the CEO, CFO, Technology and Strategy Development Director and Treasury Director of the Oi Group. The Committee meets monthly to monitor application of the Financial Risk Management Policy. The board of directors also presents a follow-up report to management.

Financial instruments may involve known or unknown risks, and it is important to evaluate these potential risks. Therefore, there may be risks with or without guarantees depending on circumstantial or legal aspects.

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

The method used for calculating the fair value of swaps was to take the future cash flows associated with each instrument under contract, discounted at market rates in effect on the balance sheet date. The method used for the calculation of the market value of dollar call options, adopted for accounting recognition of the goodwill, was Black & Scholes.

For securities that are tradable in active markets, the fair value is equivalent to the most recent stock market quotation available at balance sheet date, multiplied by the number of shares in circulation. For contracts in which the current contractual terms are similar to the original terms or that do not present parameters for a price quotation or contract, the fair values are equal to the book values.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The financial assets and liabilities are shown below:

	2009		2008
	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	6,206	6,206	9,498	9,498
Short-term investments	1,824	1,824	1,240	1,240
Accounts receivable	5,942	5,942	3,896	3,896
Dividends and/or interest on capital			21	21

Liabilities
Suppliers	4,043	4,043	1,903	1,903
Loans and financing	22,705	23,016	17,445	17,445
Debentures	6,121	6,158	2,291	2,291
Derivative financial instruments	1,092	1,092	509	509
REFIS II – Tax Refinancing Program	1,123	1,123	647	647
Dividends and/or interest on capital	361	361	1,522	1,522
Authorizations payable	1,832	1,832	1,171	1,171

Shareholders’ equity
Capital reserve – stock options	12	12	9	9
Treasury shares	(359)	(369)	(369)	(327)

In the evaluation carried out for the purpose of adjustment of assets and liabilities to current value through the amortized cost, the applicability of such method was not verified for the reasons detailed below:

•	Accounts receivable: very short maturity of invoices.

•	Suppliers: short maturity for the liquidation of all obligations.

•	Loans and financing: all transactions are monetarily adjusted through contract indexes.

•	Authorizations payable: all obligations resulting from acquisitions of authorizations are monetarily adjusted through contract indexes.

(b) Exchange rate risk

The Company and its subsidiaries have loans and financing denominated in foreign currency. The risk associated with these liabilities is related to fluctuations in exchange rates that could increase their respective balances. In 2009, the loans subject to this risk represent approximately 17% (compared to 20% in 2008) of the total loan and financing liabilities, less the foreign exchange hedging transactions. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. In 2009, 95% of the Company’s debt denominated in foreign currency was hedged by by exchange rate swap and US dollar options, and foreign currency-denominated cash investments, compared to 98% in 2008. The unrealized positive or adverse effects on hedging transactions, through exchange rate swaps and US dollar options, are recorded in the statement of income as earnings or losses, according to the status of each contract.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

On December 31, 2009 and 2008, the Company recorded the following amounts in respect of derivative financial instruments (see Note 9):

	2009	2008

Gain/loss with exchange swap	(1,142)	141
Term and currency option transactions	(206)	70
Short-term investments in foreign currency	(202)	353

	(1,550)	563

The following tables show the notional and fair values of the financial derivatives contracted to protect foreign currency denominated debt against currency risk:

			Notional amount		Fair value		Cumulative impact (2009)
	Indicator	Maturity	2009	2008	2009	2008	Amount receivable	Amount payable
Currency swap contracts US$/R$ (i)
Asset position	US$ + US$ LIBOR 6M + 3.0% to 9.50%	Apr/2010 to Apr/2019	3,789	1,272	3,206	1,305
Liability position	70.4% to 182.2% of CDI rate		(3,789)	(1,272)	(3,872)	(1,702)

Net value					(666)	(397)		(666)

Currency swap contracts Yen/R$ (ii)
Asset position	Yen + Yen LIBOR 6M + 0.47% to 1.25% and Yen + 1.92%	Mar/2010 to Sep/2017	854	227	693	313
Liability position	85.00% to 103.00% of CDI rate		(854)	(227)	(1,113)	(514)

Net value					(420)	(201)		(420)

Currency swap contracts Yen/US$ (iii)
Asset position	6-month Yen+1.25%	Jan/2011	65	73	10	120
Liability position	6-month US$+3.59%		(65)	73	(2)	(99)

Net value					8	21	8

Forward exchange contracts Yen/US$ (iv)
Long position (Iene)	Forward rate of 92.35	Jul/2009		446		516
Short position (US$)				(446)		(446)
Net value						70

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Counterparties:

(i)	ABN AMRO Real S.A, BNP Paribas, Citibank S.A, Deutsche, Itaú S.A, JP Morgan S.A, Merril Lynch, Morgan Stanley, Santander, Standard and Votorantin S.A.

(ii)	Citibank, JP Morgan S.A, Morgan Stanley Dean Witter S.A., Barclays, Itaú S.A., and Santander.

(iii)	J. Aron and Co, NY (Goldman Sachs).

(iv)	Santander.

Among the above mentioned financial institutions, the Company granted securities to JP Morgan and Itaú in order to guarantee its obligations under certain swap transactions. The total aggregate amount of these securities in 2009 was R$107 in public securities and R$36 in private securities (CDB).

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Exchange risk sensitivity analysis

At the balance sheet date, management estimated Brazilian real devaluation scenarios against other currencies based on the US$ Dollar (short PTAX). For the probable scenario, the same dollar exchange rate of the fiscal year closure was utilized. The probable rate was therefore devalued at 25% and 50%, and served as the basis to determine possible and remote scenarios.

Exchange rates scenarios
Description	Rate	Devaluation
Probable scenario
Dollar	1.7412	0%
Yen	0.018832	0%
Currencies Mix	0.033995	0%
Possible scenario
Dollar	2.1765	25%
Yen	0.02354	25%
Currencies Mix	0.042494	25%
Remote scenario
Dollar	2.6118	50%
Yen	0.028248	50%
Currencies Mix	0.050993	50%

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of debt denominated in foreign currency based on interest rates prevailing at the balance sheet date and the foreign exchange rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. The impact of hypothetical devaluation of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of devaluation. This sensitivity analysis takes into consideration future payment outflows. Thus, the sum of the amounts for each scenario is not equivalent to fair value, or even to the present value of the liabilities.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Future payment outflows:

	2009
Description	Risk Single	Up to 1 year	1 to 3 years	3 to 5 years	Above 5 years	Total
Probable scenario
Dollar debts	Dollar increase	434	1,135	1,455	2,443	5,467
Derivatives (net position—USD)	Dollar decrease	(1,032)	(692)	(558)	(1,350)	(3,632)
Cash in dollar (*)	Dollar decrease	(696)				(696)
Yen debts	Yen increase	300	269	192	282	1,043
Derivatives (net position—yen)	Yen decrease	(450)	(163)	(73)	(108)	(794)
Currency mix debts	Mix increase	42	11			53

Total pegged to exchange rates		(1,402)	560	1,016	1,267	1,441
Possible scenario
Dollar debts	Dollar increase	543	1,419	1,819	3,053	6,834
Derivatives (net position—USD)	Dollar decrease	(1,290)	(867)	(697)	(1,687)	(4,541)
Cash in dollar (*)	Dollar decrease	(870)				(870)
Yen debts	Yen increase	373	339	240	352	1,304
Derivatives (net position—yen)	Yen decrease	(562)	(203)	(92)	(135)	(992)
Currency mix debts	Mix increase	53	13			66

Total pegged to exchange rates		(1,753)	701	1,270	1,583	1,801
Remote scenario
Dollar debts	Dollar increase	651	1,703	2,183	3,664	8,201
Derivatives (net position—USD)	Dollar decrease	(1,548)	(1,040)	(836)	(2,025)	(5,449)
Cash in dollar (*)	Dollar decrease	(1,044)				(1,044)
Yen debts	Yen increase	450	407	287	422	1,565
Derivatives (net position—yen)	Yen decrease	(676)	(245)	(109)	(161)	(1,191)
Currency mix debts	Mix increase	63	16			79

Total pegged to exchange rates		(2,104)	841	1,525	1,900	2,161
Impacts
Possible scenario – probable scenario		(351)	140	254	317	360

Dollar		(323)	110	224	274	285
Yen		(38)	27	30	43	62
Mix		10	3			13
Remote Scenario – Probable Scenario		(701)	280	508	633	720

Dollar		(647)	221	449	546	569
Yen		(75)	54	59	87	125
Mix		21	5			26

(*)	Cash in Dollar for hedge.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The fair value of instruments subject to foreign exchange risk would be impacted as follows in the estimated scenarios:

Impact on reasonable amount of liability transactions
Description	Risk	Balance at December 31, 2009
Probable scenario
Dollar debts	Dollar increase	3,759
Derivatives (net position—USD)	Dollar decrease	(3,191)
Cash in dollar (*)	Dollar decrease	(696)
Yen debts	Yen increase	1,015
Derivatives (net position—yen)	Yen decrease	(703)
Currency basket debts	Mix increase	50

Total pegged to exchange rates		234
Possible scenario
Dollar debts	Dollar increase	4,700
Derivatives (net position—USD)	Dollar decrease	(3,989)
Cash in dollar (*)	Dollar decrease	(870)
Yen debts	Yen increase	1,268
Derivatives (net position—yen)	Yen decrease	(879)
Currency basket debts	Mix increase	62

Total pegged to exchange rates		292
Remote scenario
Dollar debts	Dollar increase	5,640
Derivatives (net position—USD)	Dollar decrease	(4,787)
Cash in dollar (*)	Dollar decrease	(1,044)
Yen debts	Yen increase	1,522
Derivatives (net position—yen)	Yen decrease	(1,055)
Currency basket debts	Mix increase	75

Total pegged to exchange rates		351
Impacts
Possible scenario – probable scenario		59

Dollar		(31)
Yen		78
Mix		12
Remote Scenario – Probable Scenario		117

Dollar		(64)
Yen		156
Mix		25

(*)	Cash in Dollar for hedge.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(c) Interest rate risk

Assets

Cash equivalents and short-term investments in local currency are kept in short-term investment funds, exclusively managed for the Company and its subsidiaries, investments in its own portfolio of private securities (floating rate bank certificates of deposit — CDBs) issued by prime financial institutions, LTFs – Treasury Financial Titles, bounded transactions, among others.

The interest rate risk linked to such assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

These assets on December 31, 2009 are presented in the balance sheet as follows:

Carrying amount and fair value
Assets
Cash and cash equivalent	6,206
Short-term investments	1,824

Liabilities

TNL and its subsidiaries have loans and financings that are subject to floating interest rates, based on the TJLP, IPCA or the CDI, in the case of debt denominated in local currency, on LIBOR, in the case of debt denominated in U.S. dollars, on Japanese LIBOR, in the case of a portion of the debt denominated in Japanese yen, and on the BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to the BNDES’s foreign currency funding. In order to reduce their exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At December 31, 2009, 89% (compared to 95% in 2008) of the Company’s debt, excluding adjusted balances from derivatives transactions, was subject to floating interest rates. Including derivatives transactions, nearly 98% of the Company’s debt was subject to floating interest rates. The Company’s most significant interest rate exposure on its debt, after hedging, are in relation to variations in the CDI rate. A sustained rise in this rate would have a negative impact on future interest payments and hedging adjustments. However, since the Company’s cash is largely invested in securities linked to variations of the CDI rate, the net short-term exposure to the CDI rate does not represent a material risk to the Company.

The net result of hedging transactions (Note 9), as of December 31, 2009, showed a loss of R$2 (compared to a loss of R$3 in 2008) for the parent company and a loss of R$33 (compared to a loss of R$9 in 2008) in the consolidated amounts, due to interest rate swaps.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The following tables show the notional and fair values of the interest rate derivatives entered into to protect the company’s debt against the risk of floating interest rates:

	Indicator	Maturity	Notional amount		Fair value		Cumulative impact (2009)
			2009	2008	2009	2008	Amount receivable	Amount payable
Interest rate swap contracts US$ LIBOR/Predetermined (i)
Asset position	3-month and 6-month US$ LIBOR + 2.50%	Aug/2010 to Feb/2016	579	488	580	479
Liability position	3.62% to 5.04%		(579)	(488)	(595)	(481)

Net value					(15)	(2)		(15)

Interest rate swap contracts CDI/Predetermined (ii)
Asset position	CDI rate+0.55%	Mar/2013	270	270	282	283
Liability position	103% of CDI rate		(270)	(270)	(281)	(283)

Net value					1		1

Counterparties:

(i)	Citibank S.A and J. Arno, Co, NY (Goldman Sachs), Itaú S.A and Goldman Sachs.

(ii)	Citibank S.A.

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

Interest rate swap contracts - CDI/ Predetermined

Telemar, a subsidiary of TNL, has engaged in interest rate swaps for the purpose of protecting the payments on its debentures denominmated in reais and bearing interest at the CDI rate plus a spread. Under this contract, Telemar has an asset position at the CDI rate plus a spread, and a liability position at a percentage of the CDI rate.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Interest rates sensitivity analysis

The Company believes that the most significant risk related to interest rate changes arises from its liabilities subject to the LIBOR rate (denominated in US$ and PPY), the CDI rate and the TJLP rate. The risk relates to an increase in these rates.

At the balance sheet date, management estimated a probable scenario of changes in CDI, LIBOR (US$) and TJLP rates. The rates prevailing at the balance sheet date were used in the probable scenario. These rates have been stress tested by 25% and 50%, and used as benchmark to determine possible and remote scenarios. Management performed non-current scenarios on LIBOR JPY, taking into accountimmaterial risk sensitivity analysis purpose.

Interest exchange rate scenario
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	US$ LIBOR	CDI	TJLP	US$ LIBOR	CDI	TJLP	US$ LIBOR
8.55%	6.00%	0.42969%	10.68%	7.50%	0.53711%	12.83%	9.00%	0.64453%

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to CDI, TJLP and LIBOR (US$) based on the interest rates above, also assuming that all interest and principal payments would be made timely. Flows of debts contracted among companies of the Oi Group were not considered.

The impact of hypothetical increases in interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase.

This sensitivity analysis takes into consideration payment outflows on future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair value, or even the present value of these liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same which adjust such flows to present value.

In addition, cash equivalents and short-term investments are held in post-fixed bonds that could increase in possible and remote scenarios, neutralizing part of the impact of increasing interest rates on debt payment flows. However, given that it is not possible to predict terminations equivalent to those of the financial liabilities, the impact of the scenarios on these assets has not been considered. Cash equivalents and short-term investments balances are presented in Note 11.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The table below presents forward flow of interest payment by time:

	2009
Description	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Probable scenario
CDI debts	CDI increase	2,148	2,159	525	117	4,949
Derivatives (net position—CDI)	CDI increase	531	508	325	394	1,758
TJLP debts	TJLP increase	571	764	310	151	1,796
US LIBOR debts	US LIBOR increase	26	47	29	16	118
Derivatives (net position—LIBOR)	US LIBOR decrease	(15)	(24)	(15)	(9)	(63)

Total pegged to interest rates		3,261	3,454	1,174	669	8,558
Possible scenario
CDI debts	CDI increase	2,364	2,616	639	142	5,761
Derivatives (net position—CDI)	CDI increase	582	605	406	494	2,087
TJLP debts	TJLP increase	584	846	416	249	2,095
US LIBOR debts	US LIBOR increase	26	49	31	17	123
Derivatives (net position—LIBOR)	US LIBOR decrease	(15)	(25)	(16)	(11)	(67)

Total pegged to interest rates		3,541	4,091	1,476	891	9,999
Remote scenario
CDI debts	CDI increase	2,578	3,074	751	167	6,570
Derivatives (net position—CDI)	CDI increase	633	702	488	594	2,417
TJLP debts	TJLP increase	597	929	528	354	2,408
US LIBOR debts	US LIBOR increase	27	53	32	18	130
Derivatives (net position—LIBOR)	US LIBOR decrease	(16)	(27)	(17)	(10)	(71)

Total pegged to interest rates		3,819	4,731	1,782	1,122	11,454
Impacts
Possible – probable scenario		280	638	302	222	1,442

CDI		268	554	195	124	1,141
TJLP		12	83	106	98	299
US LIBOR			1	1		2
Remote – Probable Scenario		558	1,276	609	453	2,896

CDI		533	1,109	389	249	2,280
TJLP		25	165	218	203	611
US LIBOR			2	2	1	5

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(d) Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material given the company’s highly diversified customer portfolio and the monitoring controls it applies. Past due amounts are adequately covered by a provision for potential losses (see Note 12).

The Company engages a variety of first class financial institutions to carry out financial transactions (short-term investments, loans and financing), thereby avoiding the risk of concentrating its financial transactions particular institutions.

(e) Liquidity risk

The cash flows from operating and third-party financing are used to defray capital expenses on the expansion and modernization of the Company’s network, payment of dividends, prepayment of debts and investments in new businesses.

(f) Risk of Early Maturity of Loans and Financing

Defaults under debt instruments of the Company and its subsidiaries may result in the accelerated maturity of other debt instruments. The inability to incur in new debts might prevent the Company and its subsidiaries from investing in their business and investing in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans taken can reduce the amount of funds available for capital expenditures.

Telemar and BrT did not comply with covenants under their respective agreements with JBIC on December 31, 2009 and March 31, 2010, and JBIC waived such non-compliance. In the event that Telemar and BrT are unable to obtain a waiver relating to future breaches of these covenants, they intend to exercise their right to prepay these debts. The Company understands that this prepayment would avoid triggering any cross-default or cross-acceleration clauses contained in its other debt agreements. In the event that the Company is unable to obtain the respective waivers and does not prepay these debts, JBIC would have the right to accelerate this debt if, at the end of any fiscal quarter, the Company is not in compliance with the respective covenants. In addition, other agreements and financial instruments of the Company, Telemar and BrT and its subsidiaries contain cross-default and cross-acceleration clauses, which give the respective creditors the right to accelerate amounts due under these agreements in the event that amounts due under Telemar’s and BrT’s agreements with JBIC are accelerated.

(g) Contingent Risks

Contingencies are assessed according to probable, possible or remote loss risk. The contingencies for which an unfavorable outcome is regarded as probable are recorded in liabilities. Details on these risks are presented in Note 26.

(h) Regulatory risk

Regulatory risks are related to the STFC services, which is the most expressive segment in which the subsidiaries TELEMAR and BrT operate.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Concession Agreements

Telemar and BrT have entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for revisions on a five–year basis, generally place larger demands on management, particularly with respect to the protection of consumer interests. Of particular note:

(i) The public concession fee is defined as 2% of company’s net revenue, calculated every two years, beginning in 2006, with the first payment made on April 30, 2007. Payment will occur successively until end of the concession period. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

(ii) The definition of new universal service goals, particularly the installation of network infrastructure for connection to high-capacity access networks;

(iii) The regulatory agency may impose alternative mandatory offer plans;

(iv) Introduction of the regulatory agency’s right to intervene in and alter the concessionaire’s agreements with third parties;

(v) Classification of the applicable entity’s assets as indispensable for the concession, and therefore assets that remain with the concession; and

(vi) Establishment of a users’ council in each concession.

Interconnection tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of a cost model by service/modality, which is scheduled for 2010, pursuant to the models defined by the Separation and Accounting Allocation Regulations (Resolution 396/2005).

29 Employee benefits

(a) Private pension plans

TNL and its subsidiaries sponsor retirement plans to the benefit of those employees who opt for them, and their dependents. The following table shows the various benefit plans available as of December 31, 2009.

Plan	Sponsoring companies	Manager
PBS-A	Telemar, Oi and BrT	Sistel
PAMA	Telemar, Oi and BrT	Sistel
PBS-Telemar	Telemar	FASS
TelemarPrev	Telemar, Oi and Oi Internet	FASS
PBS-TNCP	Oi	Sistel
CELPREV	Oi	Sistel
TCSPREV	BrT, BrT Celular, VANT, BrT Multimídia, BrT CS, iG and BrTI	Fundação 14
BrTPREV	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	F BrTPREV
Fundador / Alternativo	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	F BrTPREV
PAMEC	BrT	BrT

Sistel – Fundação Sistel de Seguridade Social (Social security foundation)

FASS – Fundação Atlântico de Seguridade Social (Social security foundation)

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Fundação 14 – Fundação 14 de Previdência Privada (Social Security Foundation)

FBRTPREV – Fundação BrTPREV (Social Security Foundation)

The Company may also be referred to as the Sponsor of the aforementioned pension plans.

On January 1, 2010, the supplementary social security plans under the management of Fundação 14 and FbrTRPREV noted above were transferred to FASS management.

Actuarial assessments are carried out by an independent actuary at the close of each financial year. For fiscal years 2009 and 2008, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda.

The by-laws provide for approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards specific plans.

The defined benefit plans are closed to new participants. The contributions of the participants and the sponsors are determined under the Costing Plan. The SPC/MPS is the official body that sanctions and supervises these plans.

For those plans in a positive actuarial situation, assets are recorded in cases of explicit authorization for offsetting them against future employer contributions.

Provisions for Pension Fund

Refer to the recognition of the actuarial deficit of the defined benefit plans, as demonstrated below:

2009
BrTPREV and Fundador/Alternativo Plans	677
PAMEC plan	3

Total	680
Current	105
Noncurrent	575

Assets Recognized to be Offset Against Future Employer Contributions

The recognized asset from the TSCPREV Plan, managed by Fundação 14, referring to: (i) contributions from the sponsor which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The recognized asset composes the item of other assets and will be used to offset future employer contributions. Its composition is following presented:

2009
TCSPREV	136

Total	136
Current
Noncurrent	136

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Characteristics of the supplementary pension plans sponsored:

1) SISTEL

Sistel is a not-for-profit private welfare entity, established in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for employees and their family members who are linked to the sponsors of Sistel.

Plans

(i) PBS-A

The defined benefit plan, supported jointly with other sponsors engaged in the provision of telecommunications services and served only therticipants who qualified as beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2008, date of the last actuarial valuation, the plan presented a surplus.

(ii) PAMA

The Retirees’ Health Care Plan and the PCE –Special Coverages Plan, jointly maintained with other sponsors engaged in the provision of telecommunications services, and is intended for participants who qualified as beneficiaries on December, 31, 2000, the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 into TCSPREV (currently managed by Fundação 14) and for the beneficiaries of the PBS´s defined benefit plans sponsored by other companies, with SISTEL and other foundations.

According to legal and actuarial evaluations, the sponsor’s responsibility is limited to only future contributions. From March to July 2004, December 2005 to April 2006 and June to November 2008, an incentive optional migration of PAMA retirees and pensioners to new coverage conditions (PCE) was carried out. The option of participants to migrate results in contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of BrT, PBS-TCS was merged into the PCSPREV plan on December 31, 2001, becoming an internal group of this plan. To be able to use PAMA’s resources, the participants share a portion of this plan’s individual costs. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the aforementioned employer contribution of 1.5%.

(iii) PBS-TNCP

PBS-TNCP is a defined benefit plan, which in addition to the benefit of supplementing monthly income to the retired former employees and their dependents, also provides medical assistance (PAMA) at shared cost. The contributions to the PBS-TNCP and PAMA plans are determined by actuarial studies carried out by independent actuaries, in accordance with the prevailing regulations in Brazil. The capitalization method is used to determine the cost structure of the plan, with the sponsor’s contribution equivalent to 13.5% of the payroll of the employees participating in the plan, of which 12% goes towards the costs of the PBS-TNCP plans.

The pension benefit is calculated as the difference between 90% of average pay over the previous thirty-six months, corrected monetarily up to the retirement date, and the amount paid by the INSS (National Institute of Social Security).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The PBS-TNCP plan has been closed to new participants since April 2004.

(iv) CELPREV

In 2004, Amazônia obtained SPC approval to establish a new pension plan. The new plan, called CelPrev Amazônia, or CELPREV, was offered to those employees who did not participate in the PBS-TNCP plan, as well as to new employees. Additionally, participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan.

Participants may make three types of contribution to CELPREV: (i) normal basic contribution: a percentage ranging from 0% to 2% of contribution stipend; (ii) normal additional contribution: a percentage ranging from 0% to 6% of that portion of contribution stipend that exceeds 1 (one) Standard Reference Unit; and (iii) voluntary contribution: an optional percentage of the contribution stipend.

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

2) FASS

FASS (Fundação Atlântico de Seguridade Social), a closed supplementary pension entity with multiple sponsors and multiple plans, is a not-for-profit private welfare entity, with independent management of its assets, management and finances, based in the city of Rio de Janeiro, in the State of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

PBS-Telemar and TelemarPrev plans were established in September 2000, under management of SISTEL. Pursuant to Article 33 of Complementary Law 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, that the administration of PBS-Telemar and TelemarPrev be transferred to FASS. This foundation was established by Telemar and authorization to begin its activities was granted by the SPC on January 12, 2005. The aforementioned transfer process was completed on February 28, 2005.

The following is a discussion of information relating and the effects of employee benefits , a requirement of the pronouncement issued by IBRACON (Brazilian Institute of Accountants), approved by CVM Resolution no. 371/2000.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Plans

(i) PBS-Telemar

The PBS-Telemar plan, a defined benefit plan, is closed to new participants following the establishment of TelemarPrev in September 2000, and nearly 96% of the participants have migrated to TelemarPrev.

The contributions of the active participants under the PBS-Telemar plan correspond to the sum of: (i) 0.5% to 1.5% of the contribution stipend (according to the age of the participant); (ii) 1% of that portion of the contribution stipend that is equivalent to between half and one Standard Unit; and (iii) 11% of that portion of the contribution stipend that exceeds one Standard Unit. The sponsors contribution is equivalent to 9.5% of the payroll of the active participant employees, of which 8% are intended to PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this one occurs in the case of migrated participants. The capitalization method is used for determining the costing of the plan.

(ii) TelemarPrev

Telemar, Oi and Oi Internet sponsor the TelemarPrev plan, a defined contribution plan, approved by the SPC in September 2000.

The benefits to the participants ensured by the plan are classified as: (i) risk benefits - supplements; and (ii) programmable benefits - income.

Normal contributions by participants consist of two parts: (i) basic - 2% of contribution stipend; and (ii) standard - 3% of positive difference between total contribution stipend and social security value. Additional contributions by the participants are optional, to be made in percentages representing multiples of 0.5% of the contribution stipend and for a period of not less than 6 months. Contingent contributions by the participants are also optional and must not be less than 5% of the contribution stipend ceiling.

The plan’s regulations stipulate parity of contributions made by participants with those of sponsors, with a limit of 8% of contribution stipend, and the sponsor has no obligation to match any additional contributions made by participants. The capitalization method is used to determine the plan’s costing.

3) FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 to manage and operate the TCSPREV pension plan.

Plan

(i) TCSPREV

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Document, and the terms and conditions set forth in the original plans were maintained.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

On September, 18, 2008, SPC/MPS Ordinance 2,521/2008, which approved the new plan regulation, was published in the Federal Official Gazette, fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan was offered again beginning in March 2005 to the defined contribution group. TCSPREV currently serves nearly 60.92% of the staff.

Contributions to this plan, by groups of participants, are established based on actuarial studies prepared by independent actuaries pursuant to regulations currently in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages range from 3% to 8% of the participant’s salary, according to participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The SPC authorized, through Administrative Rule 2,792/2009, the transfer of TCSPREV plan’s management to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new controlling shareholder of the Company.

4) PAMEC-BrT – Assistance plan managed by BrT

Defined benefit plan, intended to provide health care for retirees and pensioners through the PBTBrT Group, a pension plan managed by Fundação 14.

The contributions to PAMEC-BrT were fully paid in July 1998 following a single payment. However, as this plan is now managed by the Company after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the subsidiary’s liabilities.

5) Fundação BrTPREV

Is the original manager of plans sponsored by CRT, a firm that merged into the Company at the end of 2000. BrTPREV supplements the plans of retires, pensions and other renderings ensured by government pensions to participants.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

5.a) Plans

(i) BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul Branch. This pension plan was offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, following its suspension. This plan cannot receive new participants. BrTPREV currently serves nearly 19.34% of the staff located in Rio Grande do Sul.

The contributions for this plan are established based on actuarial studies prepared by independent actuaries according to regulations currently in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsors are responsible for defraying all the administrative costs and risk benefits, except in relation to self-sponsored participants and the deferral of benefits.

(ii) Fundador/Alternativo

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot receive new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to SPC Administrative Rule 2627 of November 25, 2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed the Fundador/Alternativo plan. These plans currently serve nearly 0.15% of the staff.

The regular contribution made by the sponsor is equal to the regular contribution made by the participant, the rates of which vary according to his/her age, time of service and salary. Under the Alternativo Plan – Brazil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant must pay an entry fee depending on the age at which he/she joins the plan.

5.b) Actuarial Deficit of the Plans

The unamortized mathematical reserve, relating to the current value of BrT’s supplementary contribution, in view of the actuarial deficit of the plans managed by FBrTPREV, has a maximum settlement term of 20 years, starting January, 2002, according to Circular 66/SPC/GAB/COA, dated January 25, 2002, of the SPC. Of this maximum determined term, 12 years of full payment remain.

Through Administrative Rule 2,792/2009, SPC authorized the transference of Fundação BrTPREV benefits plan management to Fundação Atlântico de Seguridade Social, an entity sponsored by Oi Group, new controlling shareholder of the Company.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Situation of sponsored plans, reviewed in the date of fiscal year terminations (FASS, Fundação 14 and FBrTPREV)

The following table sets forth certain summary data regarding sponsored private social contribution plans that have defined benefits.

Reconciliation of assets and liabilities:

	2009			2008
	TelemarPrev	BrTPREV and Fundador/ Alternativo	TCSPREV	TelemarPrev

Actuarial liabilities with granted benefits	1,547	1,521	313	1,310
Actuarial liabilities with payable benefits	460	74	81	517
(=) Total of actuarial liabilities current amount	2,007	1,595	394	1,827
Fair value of the plan’s assets	(2,675)	(938)	(1,112)	(2,343)

(=) Net liability/(asset) actuarial	(668)	657	(718)	(516)
Unrecorded amount, due to limit on defined benefit	792		334	769
Not recognized actuarial gains	(124)	20	248	(253)

(=) Net recognized liability/(asset) actuarial (i)		677	(136)

(i)	The Company and its subsidiaries determined the amount available for discount of future contributions, pursuant to applicable law and benefit plan regulations. The amount of assets linked to the TSCPREV Plan recognized in Company’s financial statements, in amount of R$137, does not exceed future contributions.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Turnover of the actuarial plans’ assets/liabilities:

	2009			2008
	Telemar Prev	BrTPREV and Fundador/ Alternativo	TCS PREV	Telemar Prev
Current amount of actuarial liabilities at the beginning of fiscal year	1,826	1,609	412	1,939
Interests cost	209	166	43	199
Current service cost	14	4	2	13
Net paid benefits	(133)	(128)	(26)	(113)
Obligations - (G)/P
Actuarial gain (loss)	91	(56)	(37)	(212)

Current amount of actuarial liabilities at the end of fiscal year	2,007	1,595	394	1,826

Assets fair value of the plan at the beginning of fiscal year	2,343	856	822	2,223
Plan’s assets revenues	465	68	314	232
Usual contributions received by plan		1	1
Sponsor		1
Participants			1
Amortization contributions received from sponsorship		140
Benefits Payment	(133)	(128)	(26)	(112)

Assets fair value of the plan at the end of fiscal year	2,675	938	1,112	2,343

(=) Value of net liability/(asset) actuarial:	(667)	658	(718)	(516)
Not recognized actuarial gains	(124)	19	248	(253)
Unrecorded amount, due to limit on defined benefit	791		334	769

(=) Net recognized liability/(asset) actuarial		677	(136)

Recognized expenses in statements of operations:

	Consolidated - 2009
	BrTPREV and Fundador/ Alternativo	TCSPREV (i)

Current service cost	4	2
Interests cost	166
Plan’s assets revenues	(68)
Recognized actuarial losses (gains)

Total of recognized expense	102	2

(i)	In reference to Surplus of TSCPREV Plan, accounted in asset, the Company recorded revenues of R$55, of which R$40 were recorded in other operational expenses and R$15 were recorded in financial revenues.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Main actuarial assumptions

The main actuarial assumptions adopted for the calculations of the PBS-A, PBS-Telemar, TelemarPrev, PBS-TNCP and CELPREV plans are as follows:

	2009				2008
	Telemar Prev	PBS- Telemar	BrTPREV and Fundador/ Alternativo	TCSPREV	Telemar Prev	PBS- Telemar
Actuarial liability discount rate	11.40%	11.40%	11.40%	11.40%	11.79%	11.98%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Estimate pay increase	7.63%	7.63%	7.63%	7.63%	8.26%	8.26%
Estimated benefit increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected earnings rate on the assets of the plans	10.96%	10.95%	11.61% (Fundador and Alternativo) and 11.68% (BrTPREV)	12.09%	10.77%	11.73%
General mortality table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
Disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	1.5% p.a.; null from 50 years old and above and for Paid Benefit	Null	1.5% p.a.; null from 50 years old and above and for Paid Benefit	1.5% p.a.; null from 50 years old and above and for Paid Benefit	5.0% p.a.; null from 50 years old and above and for Paid Benefit	Null

Additional information - 2009

a) The assets and liabilities of the plans are stated as of December 31, 2009.

b) Registry data utilized are as of September 30, 2009, projected to December 31, 2009.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Situation of sponsored plans, reviewed in the date of fiscal year terminations (SISTEL and PAMEC)

Reconciliation of the assets and liabilities:

	2009
	PBS-A	PAMEC	PBS-TNCP	CELPREV

Actuarial liabilities with granted benefits	2,950	3	17
Actuarial liabilities with payable benefits			2
(=) Total of actuarial liabilities current amount	2,950	3	19
Fair value of the plan’s assets	(4,602)		(30)	(1)

(=) Net liability/(asset) actuarial (i)	(1,652)	3	(11)	(1)
Not recognized actuarial gains/losses	1,654		13	1
Unrecorded amount, due to limit on defined benefit	(2)		(2)

(=) Recognized actuarial liability		3

	2008
	PBS-A	PBS-TNCP	CELPREV
Actuarial liabilities with granted benefits	2,279	12
Actuarial liabilities with payable benefits		4
(=) Total of actuarial liabilities current amount	2,279	17
Fair value of the plan’s assets	(3,780)	(35)	(1)

(=) Net liability/(asset) actuarial (i)	(1,501)	(18)	(1)
Not recognized actuarial gains/losses	1,018	10	1
Unrecorded amount, due to limit on defined benefit	483	8

(=) Recognized actuarial liability

(i)	Net actuarial asset of the PBS-A plan are not recognized by the sponsor. This plan is comprises entirely assisted participants, and, as a result, future contributions are not offset with existing surplus.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Changes in net liability/(asset) actuarial:

	2009
	PBS-A	PAMEC	PBS-TNCP	CEL PREV

Current amount of actuarial liabilities at the beginning of the year	2,947	3	17
Interests cost	332		2
Net paid benefits	(268)		(1)
AMC’S obligations transfer	2
Actuarial (gain) loss on actuarial liabilities	(63)		1

Current amount of actuarial liabilities at the end of the year	2,950	3	19

Assets fair value of the plan at the beginning of the year	4,785		35	1
Plan’s assets revenues (losses)	82		(4)
Benefits Payment	(268)		(1)
Plan assets transferred to sponsor	3

Assets fair value of the plan at the end of the year	4,602		30	1

(=) Value of net liability/(asset) actuarial:	(1,652)	3	(11)	(1)
Not recognized actuarial gains	(2)		(2)
Unrecorded amount, due to limit on defined benefit	1,654		13	1

(=) Net recognized liability/(asset) actuarial		3

	2008
	PBS-A	PBS-TNCP	CEL PREV

Current amount of actuarial liabilities at the beginning of the year	2,433	18
Interests cost	245	2
Current service cost
Net paid benefits	(222)	(1)
Actuarial (gain) loss on actuarial liabilities	(178)	(2)

Current amount of actuarial liabilities at the end of the year	2,278	17

Assets fair value of the plan at the beginning of the year	3,792	34	1
Plan’s assets revenues (losses)	211	1
Usual contributions received by plan
Sponsor
Participants
Benefits Payment	(224)
Plan assets transferred to sponsor

Assets fair value of the plan at the end of the year	3,779		1

(=) Value of net liability/(asset) actuarial:	(1,501)	(18)	(1)
Not recognized actuarial gains	483	8
Unrecorded amount, due to limit on defined benefit	1,018	10	1

(=) Net recognized liability/(asset) actuarial

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Main actuarial assumptions:

The main actuarial assumptions adopted in the calculation of PBS-A, PAMEC, PBS-TNCP and CELPREV plans are as follows:

	2009
	PBS-A	PAMEC	PBS-TNCP	CELPREV
Actuarial liability discount rate	11.40%	11.40%	11.40%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated pay increase	N/A	7.64	4.50%	6.59%
Estimated benefits increase	4.50%	4.50%	4.50%	4.50%
Medical costs increasing rate	N/A	7.64%	N/A	N/A
Expected earnings rate on the assets of the plans	9.76%	N/A	10.41%	70.78%
General mortality table	AT2000	AT2000	AT2000	AT2000
Disability table	N/A	N/A	Zimmermann Nichzugs	Zimmermann Nichzugs
Disabled mortality table	N/A	N/A	Winklevoss	Winklevoss
Start age of benefits	N/A	N/A	N/A	N/A
Turnover rate	Null	Null	Null	Null

	2008
	PBS-A	PBS-TNCP	CELPREV

Actuarial liability discount rate	12.10%	11.80%	12.50%
Estimated inflation rate	4.50%	4.50%	4.50%
Estimated pay increase	N/A	4.50%	6.59%
Estimated benefits increase	4.50%	4.50%	4.50%
Medical costs increasing rate	N/A	N/A	N/A
Expected earnings rate on the assets of the plans	11.30%	14.20%	14.60%
General mortality table	AT2000	AT2000	AT2000
Disability table	N/A	Zimmermann Nichzugs	Zimmermann Nichzugs
Disabled mortality table	Winklevoss	Winklevoss	Winklevoss
Start age of benefits	N/A	N/A	N/A
Turnover rate	Null	Null	Null

N/A = Not Applicable

Additional information - 2009

a) The assets and liabilities of the plans are started as December 31, 2009.

b) Registration data used for PBS-A and PAMEC are asf August 31, 2009, estimated for December 31, 2009.

The aforementioned amounts do not take into consideration the assets and liabilities of PAMA, which has multiple sponsors and is similar to defined contribution plans (the payment of benefits is limited to the amount of the contributions received by the plan). As such, there are no liabilities beyond the level of the existing balances.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Plans investment policy

The investment strategy of pension plans is described in their investment policy, which is approved annually by the steering committee of the sponsored funds. The investment policy requires that the investment decisions must consider: (i) the preservation of the capital; (ii) the diversification of the investments; (iii) the tolerance to risks according to conservative premises; (iv) the expected return rate in function of actuarial mandatorily; (v) the compatibility between investment liquidity and cash flow of the plans; and (vi) the reasonable management costs. The investment policy also defines the ranges of volume for the different types of investments allowed for the pension funds, which are: national fixed income, national floating income, loans to participants and property, plant and equipment investments. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only allowed for hedging purposes. Loans are restricted to determined credit limits. Allocations are decided by the investment committee, comprising pension plan management personnel, an investment manager and a member assigned by the steering committee. Execution of the investment strategy is carried out by the finance department.

The limits established for the different types of investments allowed for pension funds are as follows:

	PBS- Telemar	Telemar Prev	CEL PREV	PBS- TNCP	BrTPREV and Fundador/ Alternativo	TCS PREV	PBS-A
Fixed income	100%	84%	95%	95%	100%	100%	95%
Floating income		50%	15%	15%	20%	30%	30%
Real estate	8%	0.5%			8%	8%	8%
Loans for participants	2%	1.5%	3%	3%	3%	3%	3%

The composition of plan assets as of December 31, 2009, is as follows:
	PBS- Telemar	Telemar Prev	CEL PREV	PBS- TNCP	BrTPREV and Fundador/ Alternativo	TCS PREV	PBS-A
Fixed income	92.22%	76.21%	79.66%	87.53%	96.25%	90.98%	75.13%
Structured investments							10.45%
Floating income		23.18%	18.55%	11.98%		7.98%	8.84%
Real estate	7.51%	0.22%			2.48%		4.59%
Loans for participants	0.27%	0.39%	1.78%	0.49%	1.27%	1.04%	0.99%
Total	100%	100%	100%	100%	100%	100%	100%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(b) Employee profit sharing

The employee profit sharing plan was introduced in 1999, as a means to incentivize employees to meet individual and corporate targets and thereby improve the shareholders’ return on investment. Awards under the plan based on the following targets:

•	Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization—EBITDA, as well as indicators of economic value added); and

•	Operational, quality and market indicators.

In 2009, TNL and its subsidiaries recorded provisions based on the estimated attainment of these targets, in the aggregate amount of R$103 (compared to R$121 in 2008).

Balance as of December 31, 2008	121

Payments made in 2009	(132)
Addition to the provision in 2009(Note 8)	114

Balance as of December 31, 2009	103

Differences between amounts of the provisions and amounts shown in the income statements are the result of reversals or supplements in relation to the previous year, made upon the effective payment of the benefit.

(c) Stock options plans

(i) TNL’s stock option plan

At an extraordinary general meeting of the shareholders held on April 11, 2007, shareholders approved a new Stock Option Plan, details of which can be found on the Company’s website (www.oi.com.br/ri) and on the CVM’s website (www.cvm.gov.br). The board of directors was given responsibility for managing the plan or, at its discretion, transferring the management of the plan to a committee, appointed for that purpose, comprising three board members, at least one of which must be a full member of the board. At a meeting held on April 12, 2007, the board of directors chose the members to form a Stock Option Plan Management Committee and granted the committee the power to introduce specific programs from time to time.

The 2007 Stock Option Program covers 40 beneficiaries, who are entitled to a total of up to 1.31% of subscribed and paid in share capital, representing a reserve of 5,120 thousand common shares (TNLP3). The program is offered to the TNL, TELEMAR and Oi Management.

The option grant price was based on the weighted average of the BOVESPA quotation during the 30 days immediately preceding the option grant date, corrected monetarily with reference to the IGP-M inflation index.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

In 2009, common shares totaling R$1 and preferred shares totaling R$9 were transferred from the Company’s treasury to beneficies under the Stock Option Plan, resulting in a goodwill reserve in the aggregate amount of R$1 and the reversal of an investment reserve in the aggregate amount of R$4.

At a meeting of the Stock Option Plan Management Committee held on September 18, 2008, members of the committee elected to amend the Stock Option Plan approved on April 12, 2007 in order to grant options to purchase an additional 2,713 thousand of the Company’s preferred shares (TNLP4), representing 0.68% of the Company’s subscribed and paid in share capital, at a strike price of R$27.31. These options could be exercised, as from the concession date, conditioned upon the exercise of the common stock options. The remaining terms of the 2007 Stock Option Plan were not amended.

The following table summarizes the common stock transactions carried out under the Stock Option Plan through December 31, 2009:

	In reais
Common stock options transations – TNLP3	Number of shares (thousand)	Price on concession date	Concession price

			2009	2008

Options granted in April 2007	5,120	50.98	58.63	59.65

Options exercised	(202)
Options cancelled	(1,101)

Options outstanding at December 31, 2009	3,817

	In reais
Preferred stock options transations – TNLP4	Number of shares (thousand)	Price on concession date	Concession price

			2009	2008

Options granted in September 2008	2,713	27.31	27.14	27.59

Options exercised	(213)
Options cancelled	(504)

Options outstanding at December 31, 2009	1,996

On April 12, 2008, the grace period for exercising the first block of options terminated, with a total of 167,101 options were exercised through the transfer from the Company’s treasury of shares to beneficiaries who exercised options.

In 2009, 34,582 common shares and 199,937 preferred shares were exercised through the transfer from the Company’s treasury of shares to beneficiaries who exercised options.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The following table shows the position of the common stock options outstanding as of December 31, 2009:

	Outstanding options			Exercisable options
Exercise price range at the Grant date	Number of shares (thousand)	Period remaining (months)	Strike price	Number of shares (thousand)	Strike price
R$20.00 – 29.99	1,996	16	27.14	1,996	27.14
R$50.00 – 59.99	3,817	16	58.63	3,817	58.63

The right to exercise the option is vested in accordance with the terms and conditions below:

Granting					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
Common shares	04/12/2007	25%	04/12/2008	04/12/2012	58.63	861
		25%	04/12/2009	04/12/2013	58.63	966
		25%	04/12/2010	04/12/2014	58.63	995
		25%	04/12/2011	04/12/2015	58.63	995

Granting					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
Preferred shares	09/18/2008	25%	09/18/2008	04/12/2012	27.14	412
		25%	04/12/2009	04/12/2013	27.14	528
		25%	04/12/2010	04/12/2014	27.14	528
		25%	04/12/2011	04/12/2015	27.14	528

The fair value of the granted options was estimated on the grant date using the “Black&Scholes” options pricing model, based on the following assumptions:

	04/12/2007				09/18/2008
	Lot 1	Lot 2	Lot 3	Lot 4	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	67.03	67.03	67.03	67.03	27.51	27.51	27.51	27.51
Exercise price	50.98	50.98	50.98	50.98	27.31	27.31	27.31	27.31
Expected volatility	54.10%	46.33%	44.36%	46.70%	0.00%	46.84%	41.08%	41.08%
Risk-free interest rate	2.43%	1.34%	0.97%	0.78%	0.00%	1.26%	0.85%	0.72%
Expected life (in years)	1	2	3	4		1	2	3
Dividend yield	11.54%	11.34%	11.19%	11.10%	0.00%	13.84%	14.79%	15.07%
Fair value on the grant date	24.22	28.93	33.07	37.43	0.20	4.77	7.99	10.75

In 2009, a charge of R$29 (compared to R$48 in 2008) was recognized under the TNLP3 and TNLP4 Stock Option Plans. Shareholders’ equity as of December, 31, 2009 was R$12 in 2009 (compared to R$9 in 2008).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(ii) BrT’s stock option plan

Stock Option Plan Approved on April 28, 2000

The rights vested through stock options in effect under this previously approved plan remain valid and effective, pursuant to their terms, and no new grants are permitted under this plan.

At balance sheet date, there were outstanding exercisable options under the plan, as described below:

Program B

The options guaranteed by this plan are options settled in shares.

The exercise price was established by the managing committee based on the market price as of the grant date and will be monetarily adjusted with reference to the IGP-M from the agreement execution date and the payment date.

The following table summarizes the transactions carried out involving common shares through December, 31, 2009.

	In Reais
	Number of shares (thousand)	Price on the concession date	Concession price
			2009	2008
Options granted in September, 2008	79,512	17.30	18.87	19.04

Options exercised

Options cancelled	(47,869)

Options outstanding at December 31, 2009	31,643

The following table shows the preferred shares options outstanding on December 31, 2009:

		Outstanding options		Exercisable options
Exercise price range at the concession date	Number of shares (thousands)	Period remaining (months)	Strike price	Number of shares (thousands)	Strike price
R$10.00 – 19.99	31,643	24	18.87	31,643	18.87

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The right to exercise the option is vested in accordance with the following terms and conditions:

Granting					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
3ª	12/22/04	33%	12/22/2005	12/31/2011	18.87	10,548
		33%	12/22/2006	12/31/2011	18.87	10,548
		34%	12/22/2007	12/31/2011	18.87	10,548

The fair value of the granted options was estimated on the grant date using the “Black and Scholes” options pricing model, based on the following assumptions:

12/21/2004
Backing asset	13.64
Exercise Price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividend yield	3.10%
Fair Value at the Grant Date	2.76

According to the share based remuneration contracts, the settlment of the options occurs only by the share ownership transfer (equity-settled), and the appropriations of the TNL’s and BrT’s shares options fair value must be recorded on a linear-basis, prior to the options’ maturity date. Installments corresponding to TNL, TELEMAR, Oi and BrT beneficiaries are recorded, in these companies, on the statement of operations for the year, in counterpart to the shareholders’ equity, pursuant to CVM Deliberation no. 562/2008, which confirms the Technical Pronouncement CPC no. 10 (Shared Based Remuneration).

Stock Option Plan Approved on November 6, 2007

At the rxtraordinary heneral dhareholders’ meeting held on November 6, 2007, shareholders approved a new stock option plan, which allowed the management and employees of BrT and its subsidiaries, under certain conditions, to purchase or subscribe, in the future, at a pre-defined amount, shares that are part of a stock option scheme called UP (Performance Unit).

With BrT’s change in control on January 8, 2009 (see Note 1(e)), the stock options programs were fully exercised. Program 1, totaling 2,817,324 UPs, was settled at the total aggregate amount of R$18. Program 2, relating to options granted on July 1, 2008 and comprising 701,601 Ups, was settled at the total aggregate amount of R$4.

Additionally, 646,585 UPs under Program 2 were exercised, in relation to a grant made on July 1, 2007, and settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$4 at a cost of R$2; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$14 and fair value of R$17.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

30 Transactions with related parties – parent company

(a) Lines of credit extended by TNL

Lines of credit were extended by TNL to its subsidiaries in order to provide working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, with interest charged in 2009 at 115% of the CDI rate per annum (compared to interest rate of the CDI rate plus 4% per annum).

(b) Private Debenture from subsidiary Telemar

At an extraordinary general meeting of the shareholders held on December 9, 2008, shareholders approved the issuance by by Telemar of 35,000 simple, non-convertible debentures, in a single series, at a nominal unit value of R$100.00, in the aggregate amount of R$3,500, subject to an increase of 20%, based upon investor demand. The subscription period is up to three years and the funds are to be used for general corporate purposes. The indenture was executed on December 11, 2008 and the parent company, TNL, drew down R$1,500 under the debentures on that day. However, in February 2009, and July 2009, Oi acquired TNL´s installments of this issue in the aggregate amounts of R$1,000 and R$100, respectively. is the debentures mature on December 11, 2013, with no intermediate amortization. The debentures carry interest at the CDI rate plus 4.0% per annum.

(c) BNDES loans

The Company entered into a financing agreement with BNDES, a controlling shareholder of BNDESPart, which holds 31.4% of the voting capital of Telemar Participações S.A., the holding company of the group, and is, therefore, an affiliate of BrT Part.

The outstanding balance of BNDES financing payable by the Company was R$6,647. In 2009, the BrT recorded financial expenses of R$443 in relation to BNDES financing.

For a complete description please refer to Note 21.

(d) Remuneration of key management personnel

The table below sets forth the remuneration of management, including the Company’s board of directors and its executive officers, and which is responsible for the planning, guidance and control of the Company’s activities:

	2009	2008

Current benefits	32	31
Long-term benefits	28	12
Share-based remuneration (i)	44	28

	104	71

(i)	Stock option plans of BrT contained provisions for the acceleration of the maturity of options in the event of a direct or indirect change of control. Following BrT’s change of control on January 8, 2009 (see Note 1(e), stock options under the plan were fully exercised (for more details, see note 29).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(e) Guarantees

The Company is a guarantor of its subsidiary Telemar, under loan agreements with the BNDES in the aggregate amount of R$4,103. Telemar’s receivables are also pledged as collateral under these. In 2009, the Company recorded income of R$71 (compared to R14 in 2008) from commissions it charged in respect of these guarantees.

Following the merger of BrT Part into BrT, the guarantees provided by BrT Part were replaced, with creditors’ approval, by guarantees of the Company. The granting of guarantees by the Company was duly approved by the Company’s board of directors.

In addition to guaranteeing bank loans, the Company has provided guarantees in relation to certain Telemar lawsuits. Under the guarantee agreement, the Company receives from Telemar the equivalent of 1.5% per annum on amounts guaranteed by the Company in relation to these lawsuits. In 2009, the Company recorded income of R$7 from commissions on these guarantees.

31 Insurance

Pursuant to clause XXIV of concession contracts, the concessionaire must, for the term of the concession maintain the following insurance coverage: comprehensive insurance against all risks of material damage to insurable assets held under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in each case pursuant to Clause XXIV of the Concession Contracts.

The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing coverage for material damage and the resulting loss of revenue, among other risks. Management believes that the Company’s insurance coverage is sufficient to cover the Company’s assets and ensure the continuity of its operations, and is in compliance with its obligations under its concession contracts.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The Company’s insurance policies provided the following coverage for the periods indicated:

Type of insurance	2009	2008

Operational risk and loss of business	800	800
Fire - inventory	60	153
Civil liability - third parties (*)	174	234
Concession guarantee	25	29
Theft - inventory	30	30
Civil liability - general	15	15
Civil liability - vehicles	3	3

(*)	at the closing exchange rate on December 31, 2009.

32 Subsequent events

(a) Extraordinary dividend distribution

At the Extraordinary Shareholders’ Meeting held on April 16, 2010, the shareholders approved an extraordinary dividend distribution to the Company’s shareholders on their equity interests held on April 16, 2010, in the total gross amount of R$1,200 at R$ 3.1369 per share for both common and preferred shares, against investment reserve in the profit reserve group. Extraordinary dividends will be paid within fiscal year of 2010 as from April 28, 2010, at the date to be announced by Management.

(b) Debenture issuance

On April 29, 2010, the subsidiary TMAR obtained from CVM a registration for issue of registered, unsecured debentures that cannot be converted into shares of the fifth issue, representing the third public issue of TMAR, in the total amount of R$2,250 in two series of 225,000 debentures with a unit price of R$10,000.00 . The first series of 175,397 debentures matures on April 15, 2014 and pays an interest rate equivalent to CDI plus 1.20% p.a.. The second series of 49,603 debentures matures on April 15, 2014 and pays an interest rate equivalent to IPCA (extended consumer price index) plus 7.98%.

(c) Corporate restructuring - BrT - Extraordinary shareholders’ meeting on June 16, 2010

In an extraordinary shareholders’ meeting that took place on June 16, 2010, the minority shareholders of common and preferred shares of BrT did not approve the new proposed indirect share exchange ratios between BrT and Telemar, which would have been applied during the final step of the Corporate Restructuring.

In light of the rejection of the proposed exchange ratios, the Companies informed that the simplification of their corporate structure, as disclosed in a Material Fact dated April 25, 2008, is suspended indefinitely.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

33 Financial information by business segment

	2009
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated

Gross operating revenues:
Local	17,645	5,857		(7)	23,495
Long-distance	6,180			(19)	6,161
Data transmission	8,340	405	581	(658)	8,668
Remuneration for network usage	1,359	4,696		(2,802)	3,253
Prepaid calling cards for public telephones	868				868
Sales of handsets and accessories		368			368
Other revenues	1,739	1,362	234	(440)	2,895

	36,131	12,688	815	(3,926)	45,708

ICMS and other indirect taxes	(9,046)	(2,299)	(91)	253	(11,183)
Discounts and returns	(3,360)	(1,266)	(25)	7	(4,644)

Net operating revenues	23,725	9,123	699	(3,666)	29,881

Cost of services rendered and products sold:
Interconnection	(6,009)	(2,066)		2,810	(5,265)
Depreciation	(2,980)	(1,315)	(328)	(279)	(4,902)
Network maintenance	(2,313)	(226)	(2)	64	(2,477)
Rental and insurance	(1,143)	(698)	(172)	676	(1,337)
Cost of handsets and accessories		(579)			(579)
Other	(1,674)	(840)	(143)	2	(2,655)

Total cost of services rendered and products sold	(14,119)	(5,724)	(645)	3,273	(17,215)

Gross income	9,606	3,399	54	(394)	12,666

Selling expenses:
Provision for doubtful accounts	(987)	(297)	(54)	26	(1,312)
Sales commission	(353)	(819)	(29)	25	(1,176)
Contact center	(634)	(342)	(58)	340	(694)
Postage and billing	(498)	(96)	(19)	12	(601)
Marketing	(230)	(404)	(37)	31	(640)
Other third party services	(559)	(262)	(104)	38	(887)
Other costs		(25)			(25)

Total selling expenses	(3,261)	(2,245)	(301)	472	(5,335)

General and administrative expenses:	(2,236)	(644)	(210)	23	(3,067)

Financial results	(2,716)	210	192	(71)	(2,385)

Other operating income (expenses), net	(3,716)	(38)	15	1,115	(2,624)

Net income (loss) for the year	(1,646)	404	(589)	1,395	(436)

Accounts receivable	5,382	1,226	262	(928)	5,942
Property, plant and equipments	14,107	6,683	1,680		22,470
Loans and financing	31,779	1,707	1,155	(4,723)	29,918

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

	2008
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated

Gross operating revenues:
Local	11,192	4,091			15,283
Long-distance	3,854			(1)	3,853
Data transmission	3,038	435	172	(248)	3,397
Remuneration for network usage	948	2,591		(1,429)	2,110
Prepaid calling cards for public telephones	656				656
Sales of handsets and accessories		223		(9)	214
Other revenues	892	685	190	(83)	1,684

	20,580	8,025	362	(1,770)	27,197

ICMS and other indirect taxes	(5,675)	(1,516)	(44)	70	(7,165)
Discounts and returns	(398)	(892)	(6)		(1,296)

Net operating revenues	14,507	5,617	312	(1,700)	18,736

Cost of services rendered and products sold:
Interconnection	(3,271)	(1,530)		1,430	(3,371)
Depreciation	(1,771)	(698)	(19)		(2,488)
Network maintenance	(1,403)	(109)	(1)	46	(1,467)
Rental and insurance	(515)	(408)	(118)	330	(711)
Cost of handsets and accessories		(195)			(195)
Other	(883)	(452)	(111)	10	(1,436)

Total cost of services rendered and products sold	(7,843)	(3,392)	(249)	1,816	(9,668)

Gross income	6,664	2,225	63	116	9,068

Selling expenses:
Provision for doubtful accounts	(568)	(115)	(116)		(799)
Sales commission	(278)	(504)	(11)	21	(772)
Contact center	(345)	(162)	(29)		(536)
Postage and billing	(325)	(47)	(8)	2	(378)
Marketing	(549)	(270)	(8)	336	(491)
Other third party services	(152)	(84)	(26)	6	(256)
Other costs	(221)	(94)	(8)	8	(315)

Total selling expenses	(2,438)	(1,276)	(206)	373	(3,547)

General and administrative expenses:	(1,225)	(331)	(77)	20	(1,613)

Financial results	(1,517)	163	(30)		(1,384)

Other operating income (expenses), net	185	(171)	1,026	(1,657)	(617)

Net income (loss) for the year	1,519	589	760	(1,714)	1,154

Accounts receivable	3,248	955	190	(497)	3,896
Property, plant and equipments	8,291	4,323	57		12,671
Loans and financing	16,629	614	1,008		18,251

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

	2007
	Fixed-line	Mobile	Other segments and holding	Intragroup eliminations	Consolidated

Gross operating revenues:
Local	11,656	2,595		(3)	14,248
Long-distance	3,587				3,587
Data transmission	2,608	358	141	(227)	2,880
Remuneration for network usage	690	1,916		(849)	1,757
Prepaid calling cards for public telephones	1,106				1,106
Sales of handsets and accessories		243		(4)	239
Other revenues	877	449	33	(23)	1,336

	20,524	5,561	174	(1,106)	25,153

ICMS and other indirect taxes	(5,866)	(1,039)	(18)	44	(6,879)
Discounts and returns	(270)	(420)			(690)

Net operating revenues	14,388	4,102	156	(1,062)	17,584

Cost of services rendered and products sold:
Interconnection	(3,172)	(1,010)		850	(3,332)
Depreciation	(1,693)	(577)			(2,270)
Network maintenance	(1,282)	(96)	(1)	16	(1,363)
Rental and insurance	(487)	(386)	(77)	295	(655)
Cost of handsets and accessories		(262)			(262)
Other	(928)	(404)	(46)	4	(1,374)

Total cost of services rendered and products sold	(7,562)	(2,735)	(124)	1,165	(9,256)

Gross income	6,826	1,367	32	103	8,328

Selling expenses:
Provision for doubtful accounts	(544)	(103)	(2)		(649)
Sales commission	(262)	(289)	(4)	30	(525)
Contact center	(285)	(107)	(7)		(399)
Postage and billing	(318)	(38)			(356)
Marketing	(354)	(120)	(3)	177	(300)
Other third party services	(142)	(68)	(3)	4	(209)
Other costs	(179)	(74)	(3)	3	(253)

Total selling expenses	(2,084)	(799)	(22)	214	(2,691)

General and administrative expenses:	(942)	(236)	(45)		(1,223)

Financial results	(415)	108	(171)		(478)

Other operating income (expenses), net	42	(49)	2,249	(2,721)	(479)

Net income (loss) for the year	2,863	493	2,032	(3,070)	2,318

Accounts receivable	3,122	301	44	(181)	3,286
Property, plant and equipments	8,260	3,260	60		11,580
Loans and financing	5,226	456	1,500	13	7,195

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

34 Summary of the differences between Brazilian GAAP and US GAAP

The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to U.S. GAAP.

The accounting policies comply with Brazilian GAAP, which differs significantly from U.S. GAAP, as described below:

(a) Business combinations

Until December 31, 2009, accounting for business combinations was not specifically addressed under Brazilian GAAP.

Under Brazilian GAAP, goodwill was typically recorded as the difference between the historical book value of the assets acquired and liabilities assumed and the purchase price, and was amortized over the estimated period over which the Company expected to benefit from the goodwill. This period was determined based on the reasons attributed by management for the payment of goodwill. A test for impairment was made at least annually or if there is an indication that the unit in which the goodwill was allocated may be impaired.

In December 2008, CPC 13 – Initial Adoption of of Law No. 11,638/07 and Provisional Measure No. 449/08, was issued and required that goodwill recorded based on the expectations of future profits shall not be amortized under Brazilian GAAP in the periods beginning after January 1, 2009. However, this goodwill is still subject to an annual impairment test.

Under Brazilian GAAP, all of business combinations that occurred prior to January 1, 2009 were accounted for as described above. This has been the case of the acquisition of Pegasus, Way-TV, Paggo and TNCP (Amazonia). However, due to the start of the convergence process of Brazilian GAAP towards IFRS that resulted from the issuance of Law No. 11,638/07, the Company adopted the procedure to record new business combination under Brazilian GAAP based on the proportional fair values of identifiable assets and liabilities acquired, including intangible assets and contingent liabilities, based on the participation acquired. This has been the case of the acquisition of BrT which occurred on January 8, 2009.

Under U.S. GAAP, the Company adopted the procedures determined by FASB ASC 805 Business Combinations to recognize acquisition of interests in Pegasus, Way-TV, Paggo and TNCP (Amazonia). The accounting method used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, to determine goodwill paid.

Under U.S. GAAP, the Company applied FASB ASC 805 to recognize acquisition of BrT, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009.

Under U.S. GAAP, goodwill represents the excess of cost over the fair value of the net assets of the business acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350—Goodwill and Other Intangible Assets. FASB ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC 350.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Under FASB ASC 350, the Company evaluates goodwill for impairment by determining the fair value of each reporting unit and comparing it to the carrying amount of the reporting unit on a yearly basis. To the extent the carrying amount of a reporting unit exceeds the respective fair value, the respective goodwill is considered to be impaired. Under this scenario, the Company would be required to perform the second step of the impairment test which involves the calculation of a hypothetical goodwill balance to measure the amount of impairment to be recorded.

Reporting units

For U.S. GAAP purposes, the Company defines its reporting units, according to FASB ASC 280, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.

The Company identified the following six reporting units for the year 2009:

1.	Fixed-line telecommunications services;

2.	Mobile telecommunications services;

3.	Data-transmission services;

4.	Rental of duct infrastructure;

5.	Business internet access services; and

6.	Consumer internet access services.

Under the terms of the operating concessions granted by the Federal Government, the Company is obliged to provide a certain minimum level of services over the entire area covered by its fixed-line operating licenses. Also, the Company does not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation in a level below the entire fixed-line business segment and neither does it manage different areas of the concession as if they were separate businesses and has thus considered the entire fixed-line business to be one reporting unit. In viewing all of fixed-line assets and liabilities of the Company as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired, the second step of the impairment test was not required.

The Company was not required to recognize an impairment loss under US GAAP for any of the periods presented for any of its reporting units.

Acquisition of Pegasus

The Company acquired Pegasus in December 27, 2002. The Company assigned all assets and liabilities of Pegasus, to the data-transmission services reporting unit. Of the total goodwill in the amount of R$253, an amount of R$87, was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus generated a significant reduction in network maintenance costs for that reporting unit. The remaining portion in the amount of R$166 was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Acquisition of Way-TV

The Company acquired Way-TV in November 2007. For U.S. GAAP purposes, all initial goodwill recorded under Brazilian GAAP, in the amount of R$64, has been allocated to intangible assets, together with an amount of R$17, which under Brazilian GAAP is recorded as interest expense and for U.S. GAAP purposes is part of the initial goodwill. The Company allocated R$56 to the intangible asset “client base” and added R$25 to the intangible asset “licenses”, which already existed on Way-TV’s balance sheet. The client base is amortized on a straight-line basis over the company’s churn rate of approximately 4 years and 6 months. The amount added to licenses is amortized over the remaining period of the licenses, which is 6 years and 10 months as of November 2007.

Acquisition of Paggo

The Company acquired Paggo in December 2007. For U.S. GAAP purposes, the initial goodwill recorded under Brazilian GAAP, in the amount of R$80, has been subject to fair value valuation but no intangible assets or fair value adjustments were identified, maintaining the amount of goodwill for U.S. GAAP purposes at also R$80, which has been assigned to the reporting unit mobile telecommunications services.

Acquisition of TNCP (Amazônia)

Amazônia is a subsidiary of TNCP, which holds 74.96% of its total capital. On April 3, 2008, Telemar acquired 19.34% of TNCP, representing 51.86% voting shares of TNCP, for the total purchase price in the amount of R$151, generating a goodwill of R$134 under Brazilian GAAP. During the year 2008 this goodwill amount increased to R$215 due to a voluntary and a mandatory tender offer for shares of TNCP and Amazônia and was amortized considering a ten year period, which was the expected time of recoverability. The goodwill amount of R$215 has been allocated to the mobile segment, because of the nature of TNCP’s operations, which will mainly benefit the mobile segment. In 2009, the goodwill related to TNCP shares acquisition performed by Telemar, which was originally based on the expected future profitability, was reclassified to regulatory licenses and is being amortized by the licenses remaining term (until March 2016).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Under U.S. GAAP, the analysis of the net assets acquired under this business combination provided for no significant purchase price allocation adjustments related to either the tangible assets acquired and, in addition, no intangible assets were identified. Therefore, considering that interest participation acquired on the net assets of TNCP was R$17 million at the acquisition date, the full amount of the difference of R$134 million between the acquisition cost and the underlying book value of the net assets acquired was recorded as goodwill. There were no adjustments resulting from the purchase price allocation related to this acquisition, as follows:

(R$ millions)
Assets:
Cash and cash equivalents	45
Accounts receivable	81
Current and deferred taxes	100
Other current and non-current assets	26
Property, plant and equipment	239
Intangibles	38

Liabilities:
Accounts payable	84
Loans and financing	152
Provisions	41
Other current and non-current liabilities	132
Non-controlling interest	32

Shareholders’ Equity	88
Total interest acquired	19.34%
Net assets acquired	17
Total purchase price	151
Goodwill	134

Amazonia was controlled by TNCP at the time of its acquisition by Telemar; therefore, control of Amazonia was also acquired on April 3, 2008. However, after this acquisition the Company offered a voluntary tender offer for the preferred (non-controlling) shares of Amazônia and, upon its conclusion on October 22, 2008 (see Note 19), recorded goodwill of R$15 million related to the additional interest acquired in Amazonia upon the conclusion of the aforementioned tender offer.

Therefore, there was no significant purchase price allocation adjustment in this business combination and the goodwill recognized in relation to the acquisition of Amazonia relates to additional interest acquired in October 2008.

The Company has performed impairment test for goodwill using a two-step approach, first comparing fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed fair value, there was no need to perform step two and to record any impairment.

Acquisition of BrT

Until December 31, 2008, under Brazilian GAAP, Company’s investment on BrT and BrTP preferred shares was accounted for using the cost method. For U.S. GAAP purposes, they were deemed to be available for sale securities, in accordance with the FASB ASC 320, recorded at fair value, resulting in an adjustment directly to shareholders’ equity in the total amount of R$1,132, as a component of accumulated other comprehensive loss.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

As described in Note 1, on January 8, 2009, the Company acquired shareholder control of BrT Part and, consequently, of BrT, with the payment of R$5,371, equivalent to R$77.04 per BrT Part common share. The acquisition of control of Brasil Telecom by the Company was achieved, basically, through the acquisition of 100% of the shares of Invitel S.A., which in turn owned 100% of Solpart, which had direct control of BrT Part.

As mentioned in Note 1, under Brazilian GAAP, this acquisition was accounted for based on the proportional fair values of identifiable assets and liabilities acquired, including intangible assets and contingent liabilities, based on the participation acquired.

Under U.S. GAAP, the Company applied FASB ASC 805, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009.

Under U.S. GAAP, the reconciliation adjustment as of the acquisition date reflects the purchase price allocation in the fair value of property, plant and equipment of R$7,305, which is included in the following table. This adjustment was depreciated using a weighted average depreciation rate of approximately 15.21% per year, which is based on the estimated remaining useful lives of the related assets.

Under U.S. GAAP, the reconciliations adjustment as of the acquisition date reflects the purchase price allocation in fair value of intangible assets R$14,219 which is included in the following table. The intangible assets are associated with regulatory licenses, which fair value was calculated through an income approach methodology. This amount is amortized using a rate of approximately 5.88% per year, which is based on the remaining term of the related concession agreements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The identified assets and liabilities, including the contingencies of BrT, are recognized on the consolidated financial statements by their fair value under U.S.GAAP at the acquisition date, as demonstrated below:

As of January 8, 2009 (R$ millions)
Assets:
Cash and cash equivalents	2,761
Cash investments	776
Accounts receivable	2,140
Other current assets	1,914
Non-current assets	4,617
Investments	4
Property, plant and equipment, net	13,208
Intangibles assets	16,549

Total assets acquired	41,969

Liabilities:
Current liabilities	5,953
Deferred income tax	4,792
Provision for contingencies (i)	3,790
Other liabilities	5,573

Total liabilities assumed	20,108

Total net assets	21,861

(i)	The provision for contingencies includes R$3,076 million related to several labor, tax and civil contingencies, which risk evaluation from the external lawyers was deemed possible and remote. This amount was estimated based on its expected future cash outflow at the end of each litigation and recorded in the Company’s financial statements in connection with the business combination of BrT.

Following is the total purchase price of the acquisition, as well as the determination of the bargain purchase:

As of January 8, 2009 (R$ millions)
Cash paid	5,371
Fair value of previous held equity interests in BrT Part and BrT (i)	2,141
Fair value of non controlling interests (ii)	7,758
Net amount of identifiable assets acquired and liabilities assumed at the acquisition date, measured in accordance with – FASB ASC 805 as previously disclosed	(21,861)

Gain on bargain purchase	(6,591)

(i)	Fair values determined based on the quoted market prices of the respective shares on the acquisition date.
(ii)	The fair value of noncontrolling interests was determined as follows:

•	For the common shares, based on the amount stipulated on the mandatory tender offers, considering CVM requirements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

•	For the preferred shares, based on the quoted market price at the acquisition date.

The gain recorded on the acquisition was principally a result of the difference between the fair value of the net assets of Invitel and the quoted market prices of the non-controlling interests in the preferred shares of Brasil Telecom Holding and Brasil Telecom. The fair value of net assets of Invitel is substantially related to the fixedline telecommunication business, which by nature, is a long-term investment, and consequently, less affected by the global credit crisis that was in effect as of the acquisition date. However, the quoted market prices of the preferred shares of Brasil Telecom and Brasil Telecom Holding had been severely impacted by the global credit crisis. On January 8, 2009, the acquisition date, the quoted market prices of the preferred shares of Brasil Telecom and Brasil Telecom Holding had declined 34% and 36%, respectively, when compared to the peak market prices of 2008.

Based on the calculation of the gain on bargain purchase demonstrated above, management reassessed its estimates of fair value of assets acquired and liabilities assumed. Thus, management reviewed the procedures used to measure the amounts recognized at the acquisition date related to: (i) the fair value of identifiable assets acquired and liabilities assumed, (ii) the non controlling interest on the acquisition date; (iii) the previously held equity interest in the acquiree; and (iv) the consideration transferred in order to determine that all information available at the acquisition date was appropriate considered to account for the business combination. Considering that no additional information came to attention of management as a result of this reassessment, which could change the fair values of assets acquired and liabilities assumed in connection with this acquisition, in accordance with FASB ASC 805, the Company recognized a gain in the amount of R$6,591 in its 2009 income statement.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to the acquisition of Invitel, as of the acquisition date and as of December 31, 2009:

	January 8, 2009	December 31, 2009
Purchase accounting on acquisition of BrT

Reversal of goodwill recorded under Brazilian GAAP	(775)	—
Fair value adjustments to intangible assets	10,388	7,190
Amortization of fair value adjustments to intangible assets	—	(631)
Fair value adjustments to property, plant and equipment	5,486	3,593
Depreciation of fair value adjustments to property, plant and equipment		(870)
Fair value of contingent liabilities	(2,264)	—
Adjustments to trade accounts receivable, net	(53)	—
Pension and other post-retirement benefits	287	601
Other liabilities	(67)	(41)
Deferred income tax on the U.S. GAAP adjustments	(4,421)	(3,346)

Unaudited consolidated pro forma results

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The following table presents the Company’s unaudited consolidated pro forma results under Brazilian GAAP for the year ended December 31, 2008, as if the acquisition of BrT Part had been completed on January 1, 2008. The pro forma financial information is not necessarily indicative of what Company’s consolidated results of operations would have been had we completed the acquisitions at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company:

2008
Net operating revenues	18,736
Operating income	1,062
Net loss	(295)

Purchase of noncontrolling interests in BrT Part

As mentioned in Note 1, on June 23, 2009, Copart 1 acquired 40,452,227 of BrT Part’s common shares for R$64.71 per share, through an OPA. After this OPA, Copart 1 owned, direct and indirectly, through Invitel’s control, 54.45% of total share and 90.68% of the voting shares of BrT Part. At this same date, Copart 2 acquired 630,872 of Brasil Telecom common shares at a unit cost of R$60.64 per share, through another OPA. After this OPA, Copart 2 owned 10.62% of total share and 0.25% of the voting capital share of Brasil Telecom. The total purchase of noncontrolling interest amounted R$2,656.

Under BRGAAP, the step-up in the fair values of the identified assets and liabilities, including the contingencies of BrT, were recognized in the consolidated financial statements based on the respective percentage acquired on the dates of the OPA’s.

For U.S. GAAP purposes, changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, the cash disbursement of R$2,656 was recorded as a debit to noncontrolling interest account under U.S. GAAP up to the carrying amount of the purchased interest. The difference between the fair value of consideration offered and the mentioned carrying amount was attributed to the controlling interest. Under BR GAAP, the OPA resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of Coari. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S.GAAP. This effect is presented in the changes in shareholders’ equity within Effects of purchase of noncontrolling interest. As such, no gain or loss was recognized in consolidated statement of net income or comprehensive income.

Reorganizations of entities under commom control

As described in Note 1, as a result of the mergers which were completed on July 31, 2009 and September 30, 2009, Invitel, Solpart, Copart 1 and Copart 2, and BrT Part, respectively, were merged into the BrT. Under U.S. GAAP, because Copart 1 controlled Invitel since January 8, 2009 and was under common control with Copart 2, the merger of Invitel, Solpart, Copart 1 into BrT Part, and Copart 2 into the BrT on July 31, 2009, and the subsequent merger of BrT Part into the BrT on September 30, 2009 represent reorganizations of entities under common control. Under BR GAAP, the reorganizations resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of BrT. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S.GAAP. This effect is presented in the changes in shareholders’ equity within Effects of Restructuring.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Intangible assets

The Company’s intangible assets and goodwill are as follows:

	As of December 31,
			2009	2008
	Carrying amount	Accumulated amortization	Net	Net
Intangible assets subject to amortization:
Licenses – Oi, BrT Celular and Amazônia (i)	3,709	(1,109)	2,600	1,837
Licences – BrT (ii)	14,414	(851)	13,563	—
Client base – BrT Celular (ii)	382	(153)	229	—
Indefeasible rights of use (IRU) (iii)	601	(332)	269	301
Client base – Way TV (iv)	56	(26)	30	43
Computer software	4,718	(3,572)	1,146	583
Others	96	(74)	22	29

	23,976	(6,117)	17,859	2,793

Goodwill:
Pegasus	253	—	253	253
Paggo	80	—	80	80
TNCP e Amazônia Celular	230	—	230	230

	563	—	563	563

Trademark – internet	114	—	114	—

Total intangible assets	24,653	(6,117)	18,536	3,356

	Fixed-line	Mobile	Data- transmission	Total
Balance at 12/31/2006 – Pegasus	166	—	87	253
Goodwill acquired in 2007 – Paggo	—	80	—	80

Balance at 12/31/2007	166	80	87	333
Goodwill acquired in 2008 – TNCP and Amazonia	—	230	—	230

Balance at 12/31/2008	166	310	87	563

Balance at 12/31/2009	166	310	87	563

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(i) Mainly refers to the amount paid by Oi, in February 2001, to operate SMP and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004. The Company began amortizing the main license, on a straight-line basis as of July 2002, when operations started, through the license’s contractual term, ending March 2016.

(ii) Refers to the fair value of intangible assets related to purchase of control of BRT.

(iii) Refers to several indefeasible rights of use contracts of Pegasus (Note 34 (i)).

(iv) Refers to Way-TV’s client base as recorded upon the acquisition of Way-TV

(b) Subsidies on postpaid mobile handsets

Under Brazilian GAAP, the Company defers and amortizes these subsidies over a period of 12 months since this is the period agreed upon in the contract with the customer. If the customer intends to terminate the agreement within a year, he or she has to pay a fine equal to the amount of the subsidy on a pro rata basis over the 12 month period. Amortization of the subsidy over 12 months matches the Company’s revenues and costs on a monthly basis (Note 15).

For U.S. GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(c) Fistel fee upon activation of new clients

Fistel is a telecommunications inspection fund under the supervision of regulatory agency Anatel. Under Brazilian GAAP, since these Fistel fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs (Note 15).

For U.S. GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(d) Deferred charges from pre-operating period

Up to December 31, 2008, under Brazilian GAAP, expenses incurred during the pre-operating period were deferred until the entity was fully operational, at which time the expenses were amortized to income over the time of the expected future benefit of the new subsidiary (Note 20).

Under U.S. GAAP, in accordance with FASB ASC 720-15, “Reporting on the Costs of Start-Up Activities”, costs incurred during the start-up and organization of a development stage entity, are to be expensed as incurred.

Under Brazilian GAAP, the Company exercised the transitional option contained in the CPC 13 standard, which allows it to amortise deferred preoperating charges incurred prior to December 31, 2008 until cost is 100% amortised. As from January 1st, 2009, the accounting treatment under Brazilian GAAP is the same as for U.S. GAAP.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(e) Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the deadline for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there was no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP accounting principles (Note 29). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

The funded status of the plans at December 31, 2009 and 2008, in accordance with U.S. GAAP, is presented in Note 41. To calculate the funded status of the plans, the provisions of FASB ASC 715 “Retirement Benefits” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. The supplemental disclosures as required under U.S. GAAP are also provided in Note 41. For U.S. GAAP purposes the funded status of the pension plans is presented as a prepaid asset according to FASB ASC 715.

For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i,e, the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according to the actuarial valuation. These approaches have been applied for Brazilian GAAP purposes. Under Brazilian GAAP, the Company recognizes an asset in case of express authorization for offsetting with future employer contribution.

The Company applies FASB ASC 715—Retirement Benefits. This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Company measured the defined benefit plan assets and obligations as of the balance sheet date.

Brazilian GAAP and U.S. GAAP do not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

In 2007, the Company made a payment in the amount of R$260 to cover the increase in future contributions to the pension plan, due to changes in the actuarial assumptions. This amount is recorded as prepaid expenses.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(f) Revenue recognition

Under Brazilian GAAP revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.

FASB ASC 605 - Revenue Recognition, provides guidance on revenue recognition. FASB ASC 605-10-S99 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income resulting from this reconciliation item. The adoption of this rule resulted in a net reduction in revenues and costs during 2009 2008 and 2007 of R$114, R$82 and R$94, respectively.

With the increase in phone plans sold (both fixed and mobile) that include minute franchises that entitle the client to use those minutes at will up to a contractually established expiration date, a U.S. GAAP adjustment related to revenue recognition was included as from 2007. Under Brazilian GAAP, revenue is recognized based on invoiced amounts whereas under U.S. GAAP revenue is recognized based on the minutes effectively used by the client. This resulted in a cumulative adjustment of R$131 in stockholders’ equity and R$22 in net income for the year (2008 – R$153 and R$26, respectively; 2007 – R$127 and R$127, respectively).

Under U.S. GAAP, fixed-line public telephone prepaid calling card revenues are deferred and recognized in income, based on customer usage.

(g) Capitalized interest and its depreciation

As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was calculated at a rate of 12% per year of the balance of construction-in-progress. The part, which relates to interest on third-party loans, is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, in compliance with a regulation issued by the CVM (Deliberação CVM N° 193), management changed its interest capitalization policy. Similar to U.S. GAAP, under this regulation interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest includes: (i) monetary gains and losses associated with loans and financing in foreign currency and (ii) charges resulting from currency derivatives. Under Brazilian GAAP, the capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to U.S. GAAP, under Brazilian GAAP the interest is capitalized to individual assets and amortized over their useful lives.

Under U.S. GAAP, in accordance with provisions of FASB ASC 835-20 Capitalization of Interest, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to individual assets and amortized over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes: (i) monetary gains and losses associated with loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not directly associated with construction-in-progress can be capitalized.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(h) Stock options

TNL and its subsidiaries Telemar and Oi offer their management option plans for the purchasing of company preferred and common stock. These options are priced at the ‘fair value’ on the concession date, are recognized in the books by the straight-line method against income over the vesting period, and are settled by the transfer of stock rights. Under Brazilian GAAP, the balances accumulated up to the balance sheet dates are recognized under shareholders’ equity or liabilities, according to the criteria laid down in CVM Resolution no. 562/2008 (for more details, see Note 29 (c)).

For U.S. GAAP, stock options are priced at fair value on the grant date and are re-measured to fair value as of the balance sheet date as the Company’s stock options are considered liability instruments under U.S. GAAP, mainly due to the fact that the option’s exercise price is indexed to a general price index in Brazil. The corresponding amounts are recognized as liabilities with the corresponding expense recorded in the income statement over the vesting period which includes the changes in fair value arising during the respective periods. Similar to Brazilian GAAP, the vesting conditions are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognised is based on the number of equity instruments that eventually vest.

The Company applies FASB ASC 718 Compensation – Stock Compensation. These Statements require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non- preference for a type of valuation model.

In accordance with FASB ASC 718, the Company’s stock-options qualify for liability treatment. In April 2007, a stock-option plan was created which resulted in an adjustment under U.S. GAAP for the year 2007 (see note 29 (c)) related to the stock-option compensation expense and liability under FASB ASC 718, based on the fair value of the options outstanding at December 31, 2007.

The fair value of the options, which were recorded as liabilities under U.S. GAAP, was calculated using the Black and Scholes option pricing model based on the following assumptions:

	April 11, 2007
Strike price	R$	54.32
Market price	R$	58.55
Strike (%)		7.22% (ITM )
Volatility		48.233%
Market rate		10.67%
Dividend yield		2.57%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(i) Rights of use

The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$269 (2008 – R$301).

Under Brazilian GAAP, only monthly payments are recorded as expenses in the statement of operations.

Under U.S. GAAP, the total amount has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2009, the total amount of current liabilities was R$31 (2008 – R$31) and the total amount of long-term liabilities was R$234 (2008 – R$262).

(j) Income tax and social contribution

Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets, related to tax loss carry-forwards and temporary differences; if it is more likely than not that they will be realized on a legal entity basis.

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

Under U.S. GAAP, a deferred tax liability or asset shall be recognized for all temporary differences and operating loss and tax credit carry-forwards in accordance with the provisions of FASB ASC 740 - “Accounting for Income Taxes.” In addition, deferred tax assets shall be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The total deferred tax assets and related valuation allowance for each of the three years ended December 31, are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007

Total amount of net deferrable taxes according to Brazilian GAAP	4,874	2,264	2,240
Unrecorded tax credits according to Brazilian GAAP	388	144	59

Total amount of deferrable taxes according to BR GAAP	5,262	2,408	2,299

Deferred income tax assets on U.S. GAAP adjustments	—	523	112
Valuation allowance - tax loss carry-forwards	(388)	(144)	(59)

Deferred tax asset	4,874	2,787	2,352

Current	474	223	238
Long-term	4,400	2,564	2,114

The total deferred tax liabilities related U.S. GAAP adjustments are as follows:

December 31, 2009
Deferred income tax on US GAAP adjustments	3,398

Current	510
Long-term	2,888

The Company adopted the provisions of FASB ASC 740-10 Accounting for Uncertainty in Income Taxes, on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of FASB ASC 740-10. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date. Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits.

Although FASB ASC 740 prescribes a “more likely-than-not” recognition threshold whereas FASB ASC 450 Contingencies is based on a “probable” recognition threshold, to the extent that contingencies were not

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

recognized as liabilities in the Company’s financial statements (i.e. because they were considered “possible” or “remote” under FASB ASC 450) such contingencies were further evaluated under FASB ASC 740 and the tax benefits taken by the Company related to such contingencies were considered more likely-than-not to be sustained upon examination by the tax authorities.

Of the total amount of tax positions under FASB ASC 740 of R$4,485 million, R$2,665 million relates to litigious cases and R$1,820 million relates to non-litigious cases. The amount related to litigious cases is mainly related to the amortization of goodwill for tax purposes of R$2,033 million and undue disallowances of R$362 million (note 26 (e)). Tax benefits related to non-litigious cases of R$1,820 million are mainly comprised of income tax impact of gains and losses on swap transactions of R$1,196 million in addition to the income tax impact of monetary restatement of judicial deposits of R$182 million, income tax impact over connection fees of R$108 million and non-deductible expenses of R$92 million. Both the litigious and non-litigious amounts were considered to be more likely-than-not to be sustained upon tax examinations. The Company has no unrecognized tax benefits.

(k) Provision for dividends proposed but not yet declared

Under Brazilian GAAP, at each balance sheet date, the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on capital is deductible for income tax purposes and is presented as a deduction from stockholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes interest on capital as financial expense and reverses out the same amount as reversal of financial expense.

Under U.S. GAAP, since dividends proposed may be ratified or modified at the Annual Stockholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore accrued only up to the minimum annual compulsory dividends. Interim dividends (interest on capital) paid during the reporting periods are computed as prepayments for the annual minimum compulsory dividend. Under U.S. GAAP, the Company reversed such amounts recorded for dividends proposed for the part that exceeds the minimum annual compulsory dividends.

(l) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per share.

Under U.S. GAAP, since preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to FASB ASC 260 - “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and non-distributable net income available to preferred stockholders and dividing net income available to common and preferred stockholders by the weighted-average number of common and preferred stock outstanding during the period. Net income available to preferred stockholders is the sum of the preferred dividends (up to a minimum of 6% of preferred capital stock

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

or 3% of preferred stockholders’ equity, whichever is greater) and the preferred stockholders portion of undistributed net income (Note 27(d)). Remaining amounts to be distributed are allocated primarily to payment of a dividend to holders of common stock in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred stock and common stock. Undistributed net income is calculated by deducting preferred dividend and common stock dividends from net income. Undistributed net income is divided equally by the preferred and common stockholders on a pro rata basis. The common stock’s mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.

Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of stock from the common stock option plan.

The following table shows the reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations:

	For the year ended 2009
	Income (numerator)	Shares (denominator)	Per-share amount

Net income	3,933	382,398	10.29

Basic earnings per share
Net income available to preferred stock	2,622	254,834	10.29
Net income available to common stock	1,311	127,564	10.28

Effect of dilutive securities
Stock option plan (preferred stock)	—	2,461	(0,10)
Stock option plan (common stock)	—	4,343	(0,34)

Diluted earnings per share
Net income available to preferred stock	2,622	257,295	10.19
Net income available to common stock	1,311	131,907	9.94

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

	For the year ended 2008
	Income (numerator)	Shares (denominator)	Per-share amount

Net income	1,006	391,835	2.57

Basic earnings per share
Net income available to preferred stock	671	261,223	2.57
Net income available to common stock	335	130,612	2.57

Effect of dilutive securities
Stock option plan (preferred stock)	—	2,713	(0.03)
Stock option plan (common stock)	—	4,884	(0.10)

Diluted earnings per share
Net income available to preferred stock	671	263,936	2.54
Net income available to common stock	335	135,496	2.47

	For the year ended 2007
	Income (numerator)	Shares (denominator)	Per-share amount

Net income	2,978	382,122	7.79

Basic earnings per share
Net income available to preferred stock	1,985	254,748	7.79
Net income available to common stock	993	127,374	7.80

Effect of dilutive securities
Stock option plan (common stock)	—	792	(0.05)

Diluted earnings per share
Net income available to preferred stock	1,985	254,748	7.79
Net income available to common stock	993	128,166	7.75

The Company’s preferred stock is non-voting except under certain limited circumstances and is entitled to a preferential, non-cumulative dividend and to priority over common stock in the event of liquidation of the Company. The preferred stockholders were entitled to a non-cumulative dividend and interest on capital, of R$3.13 per preferred share in 2009, R$5.94 per preferred share in 2008 and R$1.53 per preferred share in 2007.

(m) Segment reporting

Although under Brazilian GAAP, no separate segment reporting is required, the Company presents segment reporting information in Note 33. Such information considers Brazilian GAAP financial information, which is used by management for assessing segment performance and allocating resources to segments, and uses the presentation basis of U.S. GAAP (Note 33).

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Under U.S. GAAP, FASB ASC 280 “Segment Reporting” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of income or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers.

(n) Statement of cash flows

Under U.S. GAAP, presentation of a statement of cash flows describing cash flows provided by or used in operating, investing and financing activities is required. FASB ASC 230, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions.

Under U.S. GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and have original maturities of 90 days or less.

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Effects on balance sheet:

	December 31, 2009	December 31, 2008

Cash and cash equivalents under Brazilian GAAP	6,206	9,498
Difference in definition of temporary investments	—	(3,049)

Cash and cash equivalents under US GAAP	6,206	6,449

Effects on statements of cash flow:

	2009	2008	2007
		(Reclassified)	(Reclassified)

Investing activities under Brazilian GAAP	(5,680)	(6,732)	(4,248)
Cash flows relating to repurchase, sales and maturities of held to maturity securities under U.S. GAAP	3,049	(2,289)	(760)

Investing activities under U.S. GAAP	(2,631)	(9,021)	(5,008)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	9,498	3,461	2,876
Difference in definition of temporary investments at beginning of the year	(3,049)	(760)	—

Cash and cash equivalents at beginning of the year under U.S. GAAP	6,449	2,701	2,876
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	(3,292)	6,037	585
Cash flows relating to short-term investments under U.S. GAAP	3,049	(2,289)	(760)

Cash and cash equivalents at end of year under US GAAP	6,206	6,449	2,701

(o) Changes to the cash flow information originally disclosed in the Company’s 2008 20-F A

Until December 31, 2008, the judicial deposits and blockings were not classified within investing activities at the Company’s cash flow under BR GAAP. In order to reconcile the accounting practices and estimates, TNL’s management decided to adopt the same criteria used in US GAAP for BR GAAP for both companies and applied the changes retrospectively. Therefore, there is no GAAP difference anymore in the classification of the judicial deposits and blockings for BR GAAP and US GAAP, and they are classified as investing activities.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Changes to the 2008 cash flow information:

	As previously presented 2008 20-F A	Reclassifications and adjustments	As presented in the 2009 20-F

Operating activities under Brazilian GAAP (1)	5,738	346	6,084
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP
Cash flows related to judicial deposits and blockings (2)	346	(346)	—

Operating activities under US GAAP	6,084	—	6,084

Investing activities under Brazilian GAAP (1)	(6,386)	(346)	(6,732)
Cash flows relating to repurchase, sales and maturities of held to maturity securities under US GAAP	(2,289)		(2,289)
Cash flows related to judicial deposits and blockings (2)	(346)	346

Investing activities under US GAAP	(9,021)	—	(9,021)

Financing activities under Brazilian GAAP (1)	6,685	—	6,685
Interest paid treated as financing activities under Brazilian GAAP

Financing activities under US GAAP	6,685	—	6,685

Cash and cash equivalents at beginning of the year under Brazilian GAAP	3,461	—	3,461
Difference in definition of temporary investments at beginning of the year	(760)	—	(760)

Cash and cash equivalents at beginning of the year under US GAAP	2,701	—	2,701
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	6,037	—	6,037
Cash flows relating to short-term investments under US GAAP	(2,289)	—	(2,289)

Cash and cash equivalents at end of year under US GAAP	6,449	—	6,449

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Changes to the 2007 cash flow information:

	As previously presented 2008 20-F A	Reclassifications and adjustments	As presented in the 2009 20-F

Operating activities under Brazilian GAAP (1)	5,233	209	5,442
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP	(760)	760	—
Cash flows related to judicial deposits and blockings (2)	209	(209)	—

Operating activities under US GAAP	4,682	760	5,442

Investing activities under Brazilian GAAP (1)	(4,039)	(209)	(4,248)
Cash flows relating to repurchase, sales and maturities of held to maturity securities under US GAAP		(760)	(760)
Cash flows related to judicial deposits and blockings (2)	(209)	209

Investing activities under US GAAP	(4,248)	(760)	(5,008)

Financing activities under Brazilian GAAP (1)	(609)	—	(609)
Interest paid treated as financing activities under Brazilian GAAP

Financing activities under US GAAP	(609)	—	(609)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	2,876	—	2,876
Difference in definition of temporary investments at beginning of the year

Cash and cash equivalents at beginning of the year under US GAAP	2,876	—	2,876
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	585	—	585
Cash flows relating to short-term investments under US GAAP	(760)	—	(760)

Cash and cash equivalents at end of year under US GAAP	2,701	—	2,701

(p) Classification of income statement and balance sheet line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. A number of significant presentation differences have arisen and, accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 37). The reclassifications are summarized as follows:

•

Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with U.S. GAAP.

•

The net income (loss) differences between Brazilian GAAP and U.S. GAAP- as detailed in the reconciliation in Note 35, were incorporated in the condensed consolidated statement of operations in accordance with U.S. GAAP.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

•	Equity accounting adjustments are presented as a separate line-item under Brazilian GAAP, but reclassified as “other operating expenses, net”, for U.S. GAAP presentation purposes.

•	The item Bonuses and discounts obtained is reclassified from Other operating income to Costs of handsets and accessories for U.S. GAAP purposes.

•	Inventory write-down due to obsolescence, relating to handsets is being reclassified from Other operating expense to Cost of handsets and accessories sold.

Under Brazilian GAAP, the balances of escrow deposits are offset against the corresponding liability under the heading “Provisions for Contingencies” and “Taxes other than on income” in current and noncurrent liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and provisions for contingencies and taxes other than on income. As a consequence, assets and liabilities under U.S. GAAP would be increased by R$4,031 at December 31, 2009 and would be increased by R$793 at December 31, 2008. This difference has no net income or shareholders equity effect.

(q) Valuation of long-lived assets

FASB ASC 360 - Property, Plant and Equipment provides a single accounting model for the disposal of long-lived assets. FASB ASC 360 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. In accordance with FASB ASC 360, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Brazilian GAAP requires an assessment which is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian GAAP and U.S. GAAP.

(r) Presentation of noncontrolling interest

Under Brazilian GAAP, noncontrolling interest (“non-controlling interest”) is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to noncontrolling interest is reported as an expense in arriving at consolidated net income.

In December 2007, the FASB also issued ASC 810 - Consolidation. This statement clarifies that a noncontrolling (non-controlling) interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement is effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements.

The Company adopted the provisions of FASB ASC 810 as of January 1, 2009.

(s) Comprehensive income

FASB ASC 220 - Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “Other comprehensive income”, which include charges or credits directly to equity that are not the result of transactions with shareholders. For U.S. GAAP purposes, the amounts related unrealized losses on available for sale securities and the differences between the fair value of the net pension obligation (assets) and the amount already recognized through the statement of income and the related deferred tax effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

(t) Recent US GAAP accounting pronouncements

(i) FASB ASC 805 - Business Combinations

This statement applies to all transactions or events in which an entity obtains control of one or more businesses, except for joint ventures, assets that not constitute a business, combination of businesses under common control and not-for-profit organizations. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The objective of this statement is to improve relevance, representational faithfulness and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects.

FASB ASC 805 establish a model similar to the one entities used under to account for preacquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC 450 to determine whether the contingency should be recognized as of the acquisition date or after it.

FASB ASC 805 is effective for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The Company has applied the provisions of this standard in the preparation of the accompanying financial statements given BrT Acquisition. The Company adopted the provisions of FASB ASC 805 as of January 1, 2009.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(ii) FASB ASC 810 - Consolidation

FASB ASC 810 - Non-controlling Interests in Consolidated Financial Statements, applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

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

The Company has applied the provisions of this standard in the preparation of the accompanying financial statements. The Company adopted the provisions of FASB ASC 810 as of January 1, 2009.

(iii) FASB ASC 820 - Fair Value Measurements and Disclosures

The use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. Constituents have expressed concerns that the existing disclosure requirements in FASB ASC 815 - Derivatives and Hedging, do not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, this Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The application of the requirements of this statements did not have a material effect on the accompanying financial statements.

(iv) FASB ASC 855 - Subsequent events

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

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company included the requirements of this statement in the preparation of the accompanying financial statements.

(v) FASB ASC 860 - Transfers and Servicing

In June 2009, the FASB issued SFAS No. 166 - Accounting for Transfers of Financial Assets — An Amendment of FASB Statement No. 140, which amends the derecognition guidance in SFAS No. 140. This statement eliminates the concept of qualifying special-purpose entities, changes the requirements for derecognizing financial assets and requires additional disclosures. This statement is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year beginning after November 15, 2009 (calendar year 2010). The application of these standards did not have a material effect on the accompanying financial statements.

(vi) FASB ASC 810 - Consolidation

In June 2009, the FASB issued SFAS No. 167 - Amendments to FASB Interpretation No. 46(R), which amends the consolidation guidance that applies to variable interest entities under FIN 46(R). SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This statement is effective for financial statements issued in fiscal years (and interim periods) beginning after November 15, 2009 (calendar year 2010). The application of these standards did not have a material effect on the accompanying financial statements.

(vii) FASB ASC 105 - Generally Accepted Accounting Principles

On June 2009 the FASB issued ASC 105, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. The FASB has stated that “the FASB Accounting Standards Codification (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification’s content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative” FASB ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company included the requirements of this statement in the preparation of the accompanying financial statements.

(viii) FSP FAS 157-4

In April 2009, the FASB issued FSP FAS 157-4, in accordance with SFAS No. 157 - Fair Value Measurements, included in FASB ASC Subtopic 820-10, which provides guidance on estimating the fair value of an asset or liability (financial or nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(ix) FSP FAS 107-1 and APB 28-1

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107 to interim reporting periods. The

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

disclosures required by this FSP were to be provided in financial statements for the first reporting period ending after June 15, 2009. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(x) FSP FAS 115-2 and FAS 124-2

On April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which modifies the existing OTTI model for investments in debt securities. Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss.

The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. However, it must be adopted concurrently with FSP FAS 157-4. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(xi) EITF 09-01

In March 2009, the Emerging Issues Task Force issued EITF No. 09-01 Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance, which provides guidance on how entities should account for a share-lending arrangement that is entered into and the effect that these arrangements have on the calculation of earnings per share. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The Company does not have convertible debt offering, and therefore is not subject to this statement.

(xii) EITF 08-01

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Revenue arrangements with multiple deliverables, which supersedes EITF 00-21. Entities often enter into revenue arrangements that provide for multiple payment streams. If delivery of a single unit of accounting spans multiple accounting periods or deliverables, an entity needs to determine how to allocate the multiple payment streams (arrangement consideration) attributable to that unit of accounting to those accounting periods. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The application of these standards did not have a material impact on the accompanying financial statements.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

35 Net income reconciliation of the differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 34	2009	2008	2007
Net income (loss) as reported under Brazilian GAAP		(436)	1,154	2,318
Minority interest under Brazilian GAAP	(r)	(620)	278	524

Total net income (loss) as reported under Brazilian GAAP		(1,056)	1,432	2,842

Bargain purchase gain on business combination (BRTP and BRT)	(a)	6,591	—	—
Recognition of accumulated loss on available for sale securities (BRT and BRTP)	(a)	(1,132)	—	—
Depreciation of step-up in fair value of property, plant and equipment related to purchase of control on BRTP	(a)	(870)	—	—
Amortization of step-up in fair value of intangible assets related to purchase of control on BRTP	(a)	(631)	—	—
Reversal of provision for contingences related purchase of control on BrTP		1,611	—	—
Reversal adjustments of trade accounts receivable related purchase of control on BrTP	(a)	53	—	—
Indefeasible rights of use Pegasus	(a)	—	1	2
Reversal of goodwill amortization under BR GAAP	(a)	15	24	76
Additional depreciation of property, plant and equipment and intangible assets	(a)	(26)	(28)	(12)
Reversal of financial expense in acquisition of Way TV	(a)	—	—	17
Subsidies on postpaid mobile handsets	(b)	217	(76)	(15)
Fistel fee upon activation of new clients	(c)	22	(104)	2
Write-off of deferred charges	(d)	—	(91)	(33)
Reversal of the amortization of deferred charges	(d)	87	59	72
Pension and other post-retirement benefits
TCSPREV – Change in prepaid pension cost	(e)	46	—	—
TelemarPrev and PBS Telemar - Change in prepaid pension cost	(e)	36	(9)	31
TelemarPrev and PBS Telemar - Reversal of amortization of prepaid pension cost	(e)	26	27	—
Deferred revenues on public telephone prepaid calling cards	(f)	70	(88)	—
Revenue rollover	(f)	22	(26)	(127)
Capitalized interest	(g)	11	23	23
Stock Option	(h)	8	14	(29)
Other		3	3	7
Deferred income tax Oi	(i)	—	—	807
Deferred tax on adjustments	(i)	(237)	91	(5)

US GAAP net income		4,866	1,252	3,658

Net income attributable to controlling shareholders		3,933	1,006	2,978
Net income attributable to noncontrolling shareholders		933	246	680

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

36 Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP

Years ended December 31	Note 34	2009	2008
Stockholders’ equity as reported under Brazilian GAAP		7,995	9,591
Minority interest under Brazilian GAAP	(r)	7,357	1,820

Total Shareholders’ equity as reported under Brazilian GAAP		15,352	11,411

Step-up in fair value of property, plant and equipment recorded under U.S. GAAP related to purchase of control of BRT	(a)	3,593	—

Step-up in fair value of intangible assets recorded under U.S. GAAP related to the purchase of control of BRT	(a)	7,190	—

Depreciation of property, plant and equipment recorded under U.S. GAAP related to the purchase of control of BRT	(a)	(870)	—

Amortization of intangible assets recorded under U.S. GAAP related to the purchase of control of BRT	(a)	(631)	—
Available for sale securities (BrT and BrTP)	(a)	—	(1,132)
Indefeasible rights of use Pegasus	(a)	4	4
Reversal of goodwill amortization under Brazilian GAAP	(a)	417	402

Additional depreciation of property, plant and equipment and intangible assets	(a)	(109)	(83)
Reversal of financial expense in acquisition of WAY TV	(a)	17	17
Subsidies on postpaid mobile handsets	(b)	(53)	(270)
Fistel fee upon activation of new clients	(c)	(165)	(187)
Write-off of deferred charges	(d)	(793)	(793)
Reversal of the amortization of deferred charges	(d)	518	431
Pension and other post-retirement benefits
TCSPREV	(e)	582	—
BrTPREV/PAMEC	(e)	19	—
TelemarPrev and PBS Telemar	(e)	474	325
TelemarPrev and PBS Telemar	(e)	53	27
Deferred revenue on public telephones prepaid calling cards	(f)	(62)	(105)
Deferred revenue, net of related costs – activation and installation fees	(f)	(22)	—
Revenue rollover	(f)	(131)	(153)
Capitalization of interest on construction-in-progress	(g)	(361)	(370)
Depreciation of capitalized interest adjustment	(g)	369	366
Stock Option	(h)	(10)	(18)
Reversal of provision for dividends not yet approved	(k)	—	791
Minimum compulsory dividends	(k)	—	17
Other		(16)	—
Deferred tax on adjustments	(j)	(3,398)	523

Consolidated stockholders’ equity under U.S. GAAP		21,967	11,203

Shareholders’ equity attributable to controlling shareholders		11,650	9,494
Shareholders’ equity attributable to noncontrolling shareholders		10,317	1,709

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

Disclosure of accumulated other comprehensive income balance

	Controlling shareholders’	Noncontrolling shareholders’	Total
Available for sale securities (BrT and BrTP)	(612)	(135)	(747)
Pension of Telemar	145	32	177

AOCI as of December 31, 2008, net of taxes	(467)	(103)	(570)

Realization of available for sale securities (BrT and BrTP)	612	135	747
Pension of Telemar	61	13	74
Pension of TCS Prev	64	101	165
Pension of BRTPrev/Pamec	5	8	13

OCI for 2009	742	257	999

AOCI as of December 31, 2009, net of taxes	275	154	429

Composition of AOCI as of December 31, 2009, net of taxes
Pension Telemar	206	45	251
Pension TCS Prev	64	101	165
Pension BRTPrev/Pamec	5	8	13

	275	154	429

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

US GAAP supplementary information

	2009	2008

Property, plant and equipment	90,877	50,122
Accumulated depreciation	(65,633)	(37,384)

Net property, plant and equipment	25,244	12,738

Intangible assets	24,653	5,606
Accumulated amortization	(6,117)	(2,250)

Net intangible assets	18,536	3,356

Net property, plant, equipment and intangible assets	43,780	16,094

Other assets	27,545	24,287

Total assets	71,325	40,381

The effects of changes in TNL’s ownership interest in its subsidiaries BrT and BrT Part’s equity.

2009
Net Income Attributable to TNL	3,933

Transfers (to) from the noncontrolling interest
Decrease in Company’s additional paid-in capital for purchase of subsidiaries BrT and BrT Part’s common shares	(1,311)

Net transfers (to) from noncontrolling interest	(1,311)

Change from net income attributable to TNL and transfers (to) form noncontrolling interest	2,622

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

37 Condensed statements of operations prepared in accordance with U.S. GAAP

	2009	2008	2007
Years ended December 31
Net operating revenue	29,861	18,539	17,363
Cost of services rendered and goods sold	(18,371)	(9,747)	(9,192)

Gross income	11,490	8,792	8,171
Operating expenses:
Selling	(5,335)	(3,543)	(2,683)
General and administrative	(3,068)	(1,606)	(1,209)
Other operating expense, net	4,712	(624)	(350)

Operating income	7,799	3,019	3,929
Interest expense, net	(2,385)	(1,384)	(460)

Income from continuing operations before tax	5,414	1,635	3,469
Income tax and social contribution	(548)	(383)	189

Net income	4,866	1,252	3,658

Net income attributable to controlling shareholders	3,933	1,006	2,978
Net income attributable to noncontrolling shareholders	933	246	680

Other comprehensive deficit before tax:
Fair value available for sale investments	—	(1,132)	—
Minimum pension liability adjustment	382	268	(141)

Other comprehensive deficit before tax	382	(864)	(141)
Income tax expense related to items if other comprehensive deficit	(130)	294	48

Other comprehensive income (loss)	252	(570)	(93)

Comprehensive income	5,118	682	3,565

Net income applicable to preferred stock	2,622	671	1,985
Net income applicable to common stock	1,311	335	993

Net income from continuing operations per share (see Note 36 (o)):
Common stock - Basic (in Reais)	10.28	2.57	7.79
Weighted average common shares outstanding (in thousands of shares)	127,564	130,612	127,374

Common stock - Diluted (in Reais)	9.94	2.47	7.75
Weighted average common shares outstanding (in thousands of shares)	131,907	135,496	128,166

Preferred stock - Basic (in Reais)	10.29	2.57	7.79
Weighted average preferred shares outstanding (in thousands of shares)	254,834	261,223	254,748

Preferred stock - Diluted (in Reais)	10.19	2.54	7.79
Weighted average preferred stock outstanding (in thousands of shares)	257,295	263,936	254,748

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

38 Consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP

	Controlling interest	Noncontrolling interest	Total shareholders’ equity
Balances at December 31, 2006	8,208	2,028	10,236

Dividends declared	(79)		(79)
Minimum compulsory dividends	(545)		(545)
Dividends prescribed	27		27
Other comprehensive income - pension	(75)	(6)	(81)
Net income for the year	2,978	680	3,658
Changes in noncontrolling interest	—	(158)	(158)

Balances at December 31, 2007	10,514	2,544	13,058

Goodwill on shares’ sale	9		9
Extraordinary dividends	(1,200)		(1,200)
Dividends declared	(126)		(126)
Minimum compulsory dividends	(262)		(262)
Dividends prescribed	20		20
Other comprehensive income - available for sale securities	(612)	(135)	(747)
Other comprehensive income - pension	145	23	168
Changes in noncontrolling interest	—	(969)	(969)
Net income for the year	1,006	246	1,252

Balances at December 31, 2008	9,494	1,709	11,203

Goodwill on shares’ sale	9		9
Extraordinary dividends	(1,197)		(1,197)
Dividends declared	(808)		(808)
Dividends prescribed	26		26
Fair value noncontrolling interest related acquisition of BrT	—	7,758	7,758
Effects of purchase of noncontrolling interest in BrT and BrTP, net of taxes effects	(891)	(758)	(1,649)
Effects of restructuring	342	400	742
Other comprehensive income - available for sale securities	612	135	747
Other comprehensive income - pension	130	122	252
Changes in noncontrolling interest	—	18	18
Net income for the year	3,933	933	4,866

Balances at December 31, 2009	11,650	10,317	21,967

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

39 Pension plan

(a) Change in benefit obligation

The following table sets forth the defined benefit parts of the plans of Telemar (TelemarPrev and PBS-Telemar) and Brasil Telecom (TCSPREV, BrTPrev and PAMEC) defined benefit pension plan’s changes in projected benefit obligation:

	2009			2008
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TelemarPrev and PBS-Telemar

Projected benefit obligation at the beginning of the year	—	—	1,998	2,122
PBO related to acquisition of BrT	412	1,612	—	—
Service cost	2	4	14	13
Interest cost	43	166	228	217
Benefits paid	(26)	(128)	(149)	(126)
Changes in assumptions	(11)	(46)	99	(302)
Actuarial (gain) loss	(27)	(10)	5	75

Projected benefit obligation at end of the year	393	1,598	2,195	1,999

(b) Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2009			2008
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TelemarPrev and PBS-Telemar
Fair value of plan assets at the beginning of the year	—	—	2,583	2,429
Fair value of plan assets related to acquisition of BrT	823	856	—	—
Actual return on plan assets	315	68	495	279
Company’s contributions	1	141	—	—
Benefits paid	(26)	(128)	(149)	(126)

Fair value of plan assets at end of year	1,113	937	2,929	2,582

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(c) Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2009			2008
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TelemarPrev and PBS-Telemar

Funded (unfunded) status of plan	718	(661)	734	585

(d) Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2009			2008
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TelemarPrev and PBS-Telemar
Net service cost	3	4	14	13
Interest cost	43	166	228	217
Expected return on plan assets	(104)	(106)	(274)	(251)
Amortization of unrecognized net actuarial gain	—	—	(2)	13
Prior service cost	—	—	—	1
Amortization of initial transition obligation	—	—	(2)	(2)

Net periodic benefit cost	(58)	64	(36)	(9)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2009, 2008 and 2007.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The NPPC amounts expected to be recognized in 2010 are as follows:

	2010
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar

Net service cost	3	5	10
Interest cost	43	174	242
Expected return on plan assets	(133)	(106)	(313)
Amortization of unrecognized net actuarial gain	(28)	—	(1)
Amortization of initial transition obligation	—	—	(4)

Net periodic benefit cost	(115)	73	(66)

(e) Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2009			2008
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TelemarPrev and PBS-Telemar

Discount rate for determining projected benefit obligations	11.10%	11.10%	11.40%	11.90%
Expected long-term rate of return on plan assets (*)	11.76%	11.76%	11.00%	10.90%
Annual salary increases	7.63%	7.63%	7.60%	8.30%
Rate of compensation increase	3.00%	3.00%	4.50%	4.50%
Inflation rate assumption used in the above	4.50%	4.50%	4.50%	4.50%

(*)	This percentage is based on a weighted average for the pension plans TelemarPrev, PBS-Telemar, TCSPREV, BrTPREV and PAMEC.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(f) Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

	2009
	TelemarPrev	PBS-Telemar
Equity securities	19.53%	0.00%
Debt securities	78.14%	94.01%
Real estate	0.15%	5.75%
Loans	0.40%	0.24%
Others	1.78%	0.00%

	2009
	TCSPREV	BrTPREV
Equity securities	8.00%	0.00%
Debt securities	91.00%	96.49%
Real estate	0.00%	2.20%
Loans	1.00%	1.31%
Others	0.00%	0.00%

(g) Composition of plan assets

	TelemarPrev		PBS-Telemar
	2009	2008	2009	2008
Equity securities	19.53%	21.67%	0.00%	0.00%
Fixed income	78.14%	77.73%	94.01%	93.20%
Real estate	0.15%	0.17%	5.75%	6.55%
Loans to participants	0.40%	0.43%	0.24%	0.25%
Other	1.78%	0.00%	0.00%	0.00%

Total	100%	100%	100%	100%

	TCSPREV	BrTPREV
	2009	2009
Equity securities	8.00%	0.00%
Fixed income	91.00%	96.49%
Real estate	0.00%	2.20%
Loans to participants	1.00%	1.31%
Other	0.00%	0.00%

Total	100%	100%

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

(h) Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$3,212 of assets on December 31, 2009 consists mainly of the following portfolio: 19.5% in equity of Brazilian companies and 78.1% in debt securities.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of the R$253 assets, representing 94.0% of the portfolio in December 31, 2009.

The investment policies and strategies for BrTPREV, TCSPREV and PAMEC is described in Investment Policy, which is approved annually by the pension fund’s board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

(i) Expected contribution and benefits

There are no expected employer contributions for the year 2010.

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2010	15	130
2011	16	141
2012	17	151
2013	17	161
2014	18	172
2015 until 2018	101	1,049

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

	TCSPREV	BrTPREV
2010	28	141
2011	30	146
2012	33	152
2013	34	158
2014	37	163
2015 until 2018	215	898

40 Fair value measurements (FASB ASC 820)

FASB ASC 820 provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, FASB ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

FASB ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 — Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with FASB ASC 820, we measure our cash equivalents, cash investments and derivative instruments at fair value. Our cash equivalents and cash investments is classified within Level 1, because it is valued using quoted market prices. Our derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Tele Norte Leste Participações S.A.

Notes to the consolidated financial statements—(Continued)

Years ended on December 31, 2009, 2008 and 2007

In millions of Brazilian Reais, unless otherwise stated

The following table summarizes our financial assets and liabilities recorded at fair value as of the year ended December 31, 2009 and 2008:

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	6,206	6,206	—	—
Cash investments	1,819	1,819	—	—
Total Assets	8,025	8,025	—	—

Liabilities				—
Derivatives	1,092		1,092	—
Total Liabilities	1,092		1,092	—

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	9,498	9,498	—	—
Cash investments	1,240	1,240	—	—
Total Assets	10,738	10,738	—	—

Liabilities				—
Derivatives	509	—	509	—
Total Liabilities	509	—	509	—

The valuation method used for the calculation of fair value of derivative instruments was (i) for swap transactions, discounted cash flow analyses considering the expected settlements and realization of such financial liabilities at effective market rate as of reporting date and (ii) for currency options, the Black and Scholes formula, as adapted by Garman-Kohlhagen to reflect specific characteristics of currency options, using market inputs as of the reporting date. For derivative instruments, the method used for the calculation of fair value is presented in more details in Note 28.

For the year ended December 31, 2009, 2008 and 2007, cash and cash equivalents and cash investments generated a gain of R$798, R$825 and R$443 respectively,, which was included as financial income (expense), net. The cash and cash equivalents and cash investments refer mainly highly liquid to fixed income transactions, indexed to the Interbank Deposit Certificates (“CDI”).

Also, during the year ended December 31, 2009, 2008 and 2007, our derivative instruments generated a loss of R$1,583, income of R$554 and loss of R$649, respectively, which has been included as financial expense.

*    *    *