Form 20-F
period 2010-12-31
TELE NORTE LESTE PARTICIPACOES SA
filed 2011-05-04
CIK 1066113

As filed with the Securities and Exchange Commission on May 4, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

Alex Waldemar Zornig Investor Relations Officer Rua Humberto de Campos, 425 8º andar Leblon, Rio de Janeiro, RJ, Brazil 22430-190 Tel: +55 21 3131-1211 alex.zornig@oi.net.br

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

The total number of issued shares of each class of stock of Tele Norte Leste Participações S.A. as of December 31, 2010 was:

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

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On April 28, 2011, the exchange rate for reais into U.S. dollars was R$1.585 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.666 to US$1.00 at December 31, 2010, R$1.741 to US$1.00 at December 31, 2009, and R$2.337 to US$1.00 at December 31, 2008, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at April 28, 2011 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2006.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2010 of R$1.666 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Unless otherwise indicated or the context otherwise requires:

•	all references to “TNL” are to Tele Norte Leste Participações S.A.;

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Tele Norte Leste Participações S.A. and its consolidated subsidiaries;

•	all references to our ADSs are to American Depositary Shares, or ADSs, each representing one preferred share of our company;

•	all references to “TmarPart” are to Telemar Participações S.A., the immediate holding company of TNL;

•	all references to “Brasil Telecom” are to Brasil Telecom S.A., an indirect subsidiary of TNL;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2010, 2009 and January 1, 2009 and for the two years ended December 31, 2010 have been audited, as stated in the reports appearing herein, and are included in this annual report. The audit of the January 1, 2009 balance sheet was performed by BDO Auditores Independentes, as stated in their report appearing herein. Prior to January 1, 2009, BDO Auditores Independentes had served as our independent auditor with respect to our financial statements prepared under Brazilian GAAP and filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. As a result of our adoption of IFRS as from January 1 2009, we are required to include in our audited financial statements as of December 31, 2010 and 2009 and for the two years ended December 31, 2010 and opening balance sheet as of January 1, 2009. This balance sheet has been audited by BDO Auditores Independentes.

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards , or IFRS, as issued by the International Accounting Standards Board, or the IASB. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Reconciliations and descriptions of the effects of the transition from Brazilian GAAP to IFRS are included in note 3 to our consolidated financial statements.

Until December 31, 2009, we prepared our consolidated financial statements in accordance with accounting practices adopted in Brazil in effect on and prior to December 31, 2009, or Prior Brazilian GAAP, which were based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•

the rules and regulations of the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC; and

•	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC, and applicable on and prior to December 31, 2009.

In preparing our consolidated financial statements as of and for the two years ended December 31, 2010, the comparative figures in respect of 2009 have been restated to reflect the effects of the transition from Prior Brazilian GAAP to IFRS.

We also prepare individual financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which include the pronouncements issued by the CPC applicable to dates and periods ended after December 31, 2009, for certain purposes, including for the calculation of dividends.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Selected Financial Information

The following selected financial data should be read in conjunction with our consolidated financial statements (including the notes thereto), “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information”

The selected financial data as of and for the years ended December 31, 2010 and 2009 have been derived from our consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, and included in this annual report. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	For the Year Ended December 31,
	2010(1)		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts)
Income Statement Data:
Net operating revenue	US$	17,688	R$	29,479	R$	29,997
Cost of sales and services		(9,984)		(16,639)		(18,458)

Gross profit		7,704		12,840		11,539
Operating expenses		(5,246)		(8,743)		(3,731)

Operating income before financial income (expenses) and taxes		2,458		4,097		7,808
Financial income		1,158		1,929		1,601
Financial expenses		(2,617)		(4,361)		(3,988)

Financial income (expenses)		(1,459)		(2,432)		(2,387)

Income before taxes		999		1,665		5,421
Income tax and social contribution		50		84		(329)

Net income	US$	1,049	R$	1,749	R$	5,092

Net income attributable to controlling shareholders	US$	857	R$	1,428	R$	4,274

	For the Year Ended December 31,
	2010(1)		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts)
Net income attributable to non-controlling shareholders		193		321		819
Gains (losses) on fair value of available-for-sale financial assets, net of taxes		—		—		3

Realization of losses on available-for-sale investments, net of taxes		—		—		745

Comprehensive income	US$	1,049	R$	1,749	R$	5,840

Net income attributable to controlling shareholders applicable to each class of shares:
Common shares		286		476		1,426
Preferred shares		571		952		2,848
Net income per share:
Common shares – basic		2.24		3.73		11.18
Common shares – diluted		2.20		3.67		11.01
Preferred shares and ADSs – basic		2.24		3.73		11.18
Preferred shares and ADSs – diluted		2.20		3.67		11.01
Weighted average shares outstanding (in thousands):
Common shares – basic		127,584		127,584		127,564
Common shares – diluted		131,466		131,466		131,381
Preferred shares – basic		255,009		255,009		254,841
Preferred shares – diluted		257,083		257,083		256,837

Balance Sheet Data:
Cash and cash equivalents	US$	5,433	R$	9,052	R$	6,206
Trade accounts receivable, net		3,538		5,894		5,942
Total current assets		13,309		22,172		18,318
Property, plant and equipment, net		14,015		23,349		25,296
Intangible assets, net		9,964		16,600		17,785
Total assets		45,100		75,137		74,002
Short-term loans and financing (including current portion of long-term loans and financing)		4,288		3,442		7,891
Short-term debentures (including current portion of debentures)		2,218		3,702		73
Total current liabilities		11,594		19,316		18,272
Long-term loans and financing		13,200		18,700		14,814
Long-term debentures		1,979		3,291		6,048
Total shareholders’ equity		11,989		19,974		20,111
Shareholders’ equity attributable to controlling shareholders		6,710		11,179		11,283
Shareholders’ equity attributable to non-controlling shareholders		5,279		8,795		8,828

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais into U.S. dollars of R$1.666=US$1.00.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or there are serious reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.” “

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2006	R$	2.371	R$	2.059	R$	2.168	R$	2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337
2009		2.422		1.702		1.994		1.741
2010		1.881		1.655		1.759		1.666

	Reais per U.S. Dollar
Month	High		Low
October 2010	R$	1.711	R$	1.655
November 2010		1.734		1.680
December 2010		1.712		1.666
January 2011		1.691		1.651
February 2011		1.677		1.660
March 2011		1.676		1.629
April 2011 (through April 28)		1.619		1.565

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

Risks Relating to the Brazilian Telecommunications Industry and Our Company

Our fixed-line telecommunication services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunication services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 2007 to December 2010, the number of fixed lines in service in Brazil increased from 39.4 million to 42.0 million as a result of the increase in the number of fixed lines in service in Region III, while the number of fixed lines in service in Regions I and II decreased. We expect (1) the number of fixed lines in service in Regions I and II to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines to decrease as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Our traditional local fixed-line telecommunication services represented 36.3% of our gross operating revenue for the year ended December 31, 2010. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunication services, a reduction in the number of our fixed-lines in service would negatively affect our net operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers in Region I, Embratel competes with us for residential customers in Regions I and II with services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel and Net are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our loss of a significant number of fixed-line customers would adversely affect our net operating revenue and may adversely affect our results of operations. In addition, because callers in Brazil placing long-distance calls from their fixed-line telephones generally tend to select the long-distance carrier affiliated with the provider of their fixed-line service, our loss of a significant number of fixed-line customers may adversely affect our revenues from long-distance services and our results of operations. For a detailed description of our competition in the local fixed-line services market, see “Item 4. Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. We face competition in Regions I and II from large competitors such as Vivo Participações S.A., or Vivo, Telecom Americas Group, which markets its services under the brand name “Claro,” and TIM Participações S.A., or TIM. As of December 31, 2010, based on information available from ANATEL, we had an estimated 24.1% share of the mobile services market in Region I based on the total number of subscribers as of that date, while by Vivo, Claro and TIM had market shares of 26.9%, 22.2% and 26.2%, respectively. We had an estimated 15.1% share of the mobile services market in Region II as of December 31, 2010, based on the total number of subscribers as of that date, while Vivo, Claro and TIM had estimated market shares of 30.9%, 28.7% and 25.0% in Region II, respectively, as of that date. In Region III (which consists of the State of São Paulo), where we entered the mobile services market in October 2008, we had an estimated market share of 14.2% based on the total number of subscribers as of December 31, 2010, while Vivo, Claro and TIM had estimated market shares of 34.1%, 28.5% and 23.1% in Region III, respectively, as of that date, based on information available from ANATEL. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources and greater abilities to access capital on a timely basis and on more favorable terms than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During

2010, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 2.9% per month in Region I, 4.6% per month in Region II and 3.6% per month in Region III.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which could adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability.

For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition— Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitor for long-distance services has been Embratel. As a result of our commencement of mobile services in Region II, we have also begun to compete with Telesp (a subsidiary of Telefónica), which is the incumbent fixed-line service provider in Region III. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. In addition, aggressive discounting by TIM during 2010 has substantially reduced the market share of our company and other service providers in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use our fixed-line network, thereby allowing them to reach our customers without paying interconnection fees to our company. Additionally, although these auctions have not yet been scheduled, we anticipate that ANATEL will auction radio frequency licenses that will be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks in 2011. The implementation of WiMax networks may allow other internet service providers, or ISPs, to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that we generate from this business. Additionally, increased competition for data transmission customers may require us to increase our marketing expenses and our capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in our profitability. For a detailed description of our competition in the data transmission services market, see “Item 4. Information on the Company—Competition—Data Transmission Services.”

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we and Brasil Telecom made significant investments in the last three years in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunication service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations.

In October 2008, ANATEL published items that were on its regulatory agenda, some of which were expected to be adopted during the following two years. In furtherance of ANATEL’s regulatory agenda:

•

ANATEL has proposed amendments to our concession agreements which are expected to become effective during the second quarter of 2011 as described in “Item 4. Information on the Company—Concessions, Authorizations and Licenses.”

•

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011.

•

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets (Plano Geral de Metas de Competição) in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

We cannot predict when regulations regarding these matters will be adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

In May 2010, Executive Decree No. 7,175/10 was adopted which created the National Broadband Plan (Programa Nacional de Banda Larga), the goal of which is to make broadband access available at low cost, regardless of technology, throughout Brazil. The Brazilian government is studying options to achieve this goal, including mandating Telecomunicações Brasileiras S.A., or Telebrás, to manage the entire broadband infrastructure owned by the Brazilian government and mandating Telebras to offer the services contemplated by this plan and permitting other telecommunication service providers to offer these services through their existing infrastructure or through complementary infrastructure built or otherwise acquired to offer these services. Executive Decree No. 7,175/10 also instructed ANATEL to adopt new regulations relating to unbundling of telecommunication services and the pricing of backhaul services. We cannot predict when these regulations will be adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

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

In 2010, monthly subscription fees represented 24.0% of our gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunication services in Regions I and II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. ANATEL will engage in public consultation in connection with each five-year amendment to discuss its proposals for new conditions and quality and universal service targets. We are currently discussing modifications to our concession agreements with ANATEL.

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendments to the General Plan on Universal Service (Plano Geral de Metas de Universalização) . The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009. ANATEL did not adopt the modifications proposed for public consultation.

On September 3, 2010, ANATEL published a public notice of further proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the September 3, 2010 public notice ended on November 1, 2010. We do not expect ANATEL to adopt the modifications proposed for public consultation.

Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidized service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism against the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective or the effects of these amendments on our financial condition and results of operations.

Our obligations under the concession agreements may be subject to revision in connection with each future amendment. We cannot assure you that the pending amendments or any future amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

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

Our local fixed-line and domestic long-distance concession agreements, as well as our authorizations to provide personal mobile services, contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties imposed on us by ANATEL.

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We have recorded provisions in the amount of R$826 million as of December 31, 2010 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

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

Our ability to achieve our strategic objectives relating to our mobile services depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our mobile networks. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

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

We rely on strategic suppliers of equipment, materials and services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We rely on few strategic suppliers of equipment, materials and services, including Nokia Siemens Networks Serviços Ltda., or Nokia Siemens Networks, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain are extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Our controlling shareholder, TmarPart, has control over us and our controlled companies, and its interests may not be aligned with your interests.

We are controlled by TmarPart, which, as of April 28, 2011, held 56.4% of our outstanding voting shares. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our preferred shares and ADSs.

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

At December 31, 2010, we had total consolidated debt of R$29,136 million and a ratio of debt to equity of 1.4:1.

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

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2010, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable” or “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. At December 31, 2010, we had provisioned R$6,793 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us.

At December 31, 2010, we had claims against us of R$15,305 million in tax proceedings, R$2,547 million in labor proceedings and R$1,372 million in civil proceedings with a risk of loss classified as “possible” or “remote” and for which we had made no provisions.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2010, we recorded provisions for doubtful accounts in the amount of R$979 million, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenue, our provision for doubtful accounts was 2.1% at December 31, 2010.

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

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunication service provider that is interconnected to our networks to include in our invoices the long-distance services rendered by these providers, and they have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

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

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. In November 2010, Dilma Rousseff was elected President of Brazil to succeed Luiz Inácio Lula da Silva. Ms. Rousseff term began in January 2011. Although we do not believe that Ms. Rousseff will significantly alter the policies followed by her predecessor, we can offer no assurances that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

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

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. During 2009, the real appreciated by 25.5% against the U.S. dollar and during 2010 the real appreciated by 4.3% against the U.S. dollar.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars, Japanese yen and euros. As of December 31, 2010, R$8,300.6 million, or 27.9% of our financial indebtedness, was denominated in a foreign currency. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps in place for a portion of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge positions, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009 and 11.3% in 2010. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2010, we had, among other debt obligations, R$5,981 million of loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, R$12,450 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito

Interbancário), or CDI, rate, an interbank rate, R$2,036 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR, and R$790 million of loans and financing that were subject to Japanese Yen LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 2010. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the trading price of our preferred shares and ADSs and may restrict our access to international capital markets.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the Mexican peso and the real against the U.S. dollar, respectively. As a result, a number of these companies have suffered financial distress and have sought protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including our preferred shares and ADSs. Any of these factors could adversely affect the market price of our preferred shares and ADSs and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 27.9% of our indebtedness on a consolidated basis at December 31, 2010. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our preferred shares and ADSs.

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

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. The Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our preferred shares or our ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our preferred shares and ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporation Law and our by-laws, holders of our preferred shares and, consequently, our ADSs, are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. See “Item 10. Additional Information—Description of Our Company’s By-laws—Voting Rights.”

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

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

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

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,546 billion (US$1,528 billion) at December 31, 2010 and an average daily trading volume of R$5.0 billion (US$3.0 billion) for 2010. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$14.7 trillion at December 31, 2010 and the NYSE recorded an average daily trading volume of US$70.9 billion for 2010. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2010. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2010. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and preferred shares.

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

Overview

We are one of the largest integrated telecommunication service provider in Brazil, based on the total number of our fixed-lines in service and mobile subscribers as of December 31, 2010, based on information available from ANATEL, and the only telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), ISP services and other services for residential customers, small, medium and large companies, and governmental agencies. We are the largest telecommunications provider in both Region I and Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2010, based on information available from ANATEL and other publicly available information. We have also been offering mobile telecommunication services in Region III since October 2008.

According to IBGE:

•

Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 101.4 million as of August 1, 2010, representing 54.6% of the total Brazilian population, and represented approximately 39.7% of Brazil’s total gross domestic product, or GDP, for 2008 (the most recent period for which such information is currently available).

•

Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 44.4 million as of August 1, 2010, representing 23.9% of the total Brazilian population, and represented approximately 27.0% of Brazil’s total GDP for 2008.

•

Region III (comprising the state of São Paulo) had a population of approximately 39.9 million as of August 1, 2010, representing 21.5% of the total Brazilian population, and represented approximately 33.1% of Brazil’s total GDP for 2008.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2010. We are the principal fixed-line telecommunication service provider in Region I and Region II, based on our 12.8 million and 7.2 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2010, with estimated market shares of 77.5% and 78.0%, respectively, of the total fixed lines in service in these regions as of December 31, 2010, based on information available from ANATEL.

We offer a variety of high-speed data transmission services in Regions I and II. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2010, we had 4.3 million ADSL subscribers in Regions I and II, representing 21.5% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2010, our fixed-line segment generated R$22,655 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$2,173 million.

Mobile Telecommunication Services

We offer mobile telecommunication services throughout Brazil. Based on our 24.4 million, 7.8 million and 7.2 million mobile subscribers in Regions I, II and III, respectively, as of December 31, 2010, we believe that we are one of the principal mobile telecommunication service providers in each region. Our estimated market share was 24.1% in Region I, 15.1% in Region II and 14.2% in Region III, respectively, of the total number of mobile subscribers in these regions as of December 31, 2010, based on information available from ANATEL.

For the year ended December 31, 2010, our mobile services generated R$10,001 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,999 million.

Other Services

We operate a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia, and we operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2010, according to Ibope/NetRatings.

In September 2008, ANATEL authorized us to provide subscription television services throughout Brazil, using direct DTH satellite technology. We commenced offering DTH subscription television services to the low-income residential market in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in October 2009 and in the States of Paraná and Santa Catarina in November 2009. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas and Goiás. In 2011, we expect to offer this service to all states of Regions I and II.

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

Our principal executive office is located at Rua Humberto de Campos, 425/8° andar, Leblon 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-1211.

Our History and Development

Prior to the formation in 1972 of Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunication services in almost all areas of the country.

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

Privatization of Telebrás

In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May

1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

•

eight holding companies each of which controlled one or more mobile services providers, each operating in one of the ten service regions into which Brazil had been divided for mobile telecommunication services and using the frequency range called Band A (other than one mobile services provider that operated in two regions and one region in which the mobile services provider was not part of the Telebrás system);

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

We are one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, we were allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region I.

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

Corporate Reorganization of Telemar

Following its formation, TNL provided fixed-line telecommunication services through 16 separate operating subsidiaries, each of which provided telecommunication services in one of the 16 states of Region I. In August 2001, TNL implemented a corporate reorganization, which resulted in all of the other fixed-line operating companies being merged into our subsidiary Telecomunicações do Rio de Janeiro S.A., or Telerj. In September 2001, Telerj changed its name to Telemar Norte Leste S.A.

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

Investment in Infrastructure Joint Venture

At the time of the acquisition of Pegasus in December 2002, Pegasus owned 18.1% of the share capital of Companhia AIX de Participações S.A., or AIX. In December 2003, Pegasus acquired additional shares of AIX for R$93.1 million, increasing its interest in the share capital of AIX to 50%. AIX provides infrastructure services to Telemar and is engaged in the construction of ductwork for the installation of fiber optic cables along highways in the State of São Paulo. Under IFRS, we proportionally consolidate the results of AIX in our consolidated financial statements.

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

Acquisition of Mobile Payment Business

In December 2007, Oi purchased all of the outstanding shares of Paggo Empreendimentos S.A., or Paggo, for an aggregate purchase price of R$75 million, which we paid in February 2008. Paggo is a holding company that owns all of the share capital of Paggo Acquirer Gestão de Meios de Pagamentos Ltda. and Paggo Administradora de Crédito Ltda., which together operate the Paggo System of Credits and Payments, or the Paggo System. The Paggo System permits the use of mobile phones to pay for goods and services, providing a new range of services to complement regular mobile telecommunication services. The acquisition of this system is consistent with our strategy to extend the portfolio of services we offer to our customers.

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

In August 2008, we acquired 3,951,923 preferred shares of TNCP, representing 93.9% of the outstanding preferred shares of TNCP and 59.0% of the outstanding share capital of TNCP, for an aggregate purchase price of R$130 million, as a result of a voluntary tender offer we conducted for any and all outstanding preferred shares of TNCP. During a subsequent offering period that expired in November 2008, we acquired an additional 191,666 preferred shares of TNCP for an aggregate purchase price of R$7 million.

In October 2008, we acquired 921,014 preferred shares of Amazônia Celular, representing 25.5% of the outstanding preferred shares of Amazônia Celular and 15.6% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$35 million, as a result of a voluntary tender offer we conducted for any and all outstanding preferred shares of Amazônia Celular. During a subsequent offering period that expired in January 2009, we acquired an additional 50,777 preferred shares of Amazônia Celular for an aggregate purchase price of R$2 million.

In January 2009 we acquired (1) 1,175,018 common shares of TNCP, representing 47.1% of the outstanding common shares of TNCP and 17.5% of the outstanding share capital of TNCP, for an aggregate purchase price of R$103 million, and (2) 80,868 common shares of Amazônia Celular, representing 3.6% of the outstanding common shares of Amazônia Celular and 1.4% of the outstanding share capital of Amazônia Celular, for an aggregate purchase price of R$11 million, as a result of mandatory tender offers Telemar conducted for any and all outstanding common shares of TNCP and Amazônia Celular.

Following the acquisitions made through these tender offers, we owned an aggregate of 98.7% of the outstanding share capital of TNCP, including 99.0% of the outstanding common shares of TNCP, and we owned an aggregate of 92.8% of the outstanding share capital of Amazônia Celular, including 93.3% of the outstanding common shares of Amazônia Celular.

In March 2009:

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

Acquisition of Brasil Telecom

On April 25, 2008, Credit Suisse as agent on behalf of Telemar, acting as principal, and each of the shareholders of Invitel S.A., or Invitel, entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and certain shares of Brasil Telecom Participações S.A., or Brasil Telecom Holding, owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of Brasil Telecom.

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

Regulatory Approvals

CADE. In October 2010, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the Brazilian antitrust regulator, approved our acquisition of control of Brasil Telecom. As a condition to CADE’s approval, we entered into a Performance Commitment Term (Termo de Compromisso de Desempenho) containing obligations related to the wholesale market, specifically with regard to the provision of interconnection and Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD. Under this agreement, we must, among other accessory obligations:

•	maintain a separate business area exclusively responsible for providing interconnection services, EILD and other wholesale services for a minimum of five years;

•	adopt specific procedures and provide specified assistance for our interconnection services and EILD customers; and

•	submit reports to CADE periodically and upon CADE’s request regarding our activities in these markets.

ANATEL. On December 22, 2008, ANATEL granted its approval for our acquisition of control of Brasil Telecom, subject to a number of conditions contained in the order granting the approval, some of which we have already fulfilled. The most significant of the remaining conditions require us to:

•	make dial-up internet access available through local fixed-line calls to our ISP in 56% of the municipalities in Region I by December 31, 2011;

•	extend fiber optic cables to the city of Macapá within six months after the implementation of certain infrastructure connecting the cities of Tucuruí and Macapá by the power companies in this region;

•	expand our fiber optic network to 40 new municipalities in Regions I and II in each of 2011 through 2015;

•

offer broadband services in 50% of the municipalities covered by our obligations to provide transmission lines connecting the fiber-optic internet backbones of Telemar and Brasil Telecom to municipalities in their concession areas in which they do not provide internet service, which we refer to as backhaul, at rates no greater than Telemar’s highest existing rate for broadband services, within five months of completing the backhaul extensions, and 100% of such municipalities within ten months of completing the backhaul extensions; and

•

make annual investments in research and development in each of the next ten years in amounts equal to at least 50% of the amounts of our contributions to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or the FUNTTEL, which may be increased to 100% at ANATEL’s discretion.

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

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and we indirectly control 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Portugal Telecom Alliance

On July 28, 2010, AG Telecom Participações S.A., or AG Telecom, and LF Tel S.A., or LF Tel, companies that are part of our control group, with TmarPart, TNL and Telemar as intervening parties, entered into a letter of intent with Portugal Telecom SGPS S.A., or Portugal Telecom, to establish the principal terms that serves as a framework for the negotiation of the Portugal Telecom Alliance. On January 25, 2011, Portugal Telecom and its subsidiary, Bratel Brasil S.A., or Bratel, entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A., a subsidiary of AG Telecom, LF Tel, BNDES Participações S.A., or BNDESPar, Fundação Atlântico de Seguridade Social, or FASS, PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, PETROS – Fundação Petrobrás de Seguridade Social, or PETROS, and FUNCEF – Fundação dos Economiários Federais, or FUNCEF, to implement the Portugal Telecom Alliance. Under these agreements, the parties have completed the transactions described below.

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF;

•

TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel purchased an aggregate of 91,225,537 common shares of Tmar Part, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, and (4) FASS purchased an aggregate of 21,869,930 common shares of Tmar Part, representing 0.7% of the outstanding common shares of TmarPart.

On March 28, 2011, TNL conducted a capital increase in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds to TNL from this capital increase were R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. purchased 35,309,502 common shares of TNL and Bratel purchased an aggregate of 20,752,270 common shares of TNL and 28,298,549 preferred shares of TNL. Following this capital increase, TmarPart owns 22.2% of TNL’s total outstanding share capital, including 56.4% of its outstanding voting share capital, and Bratel owns an aggregate of 10.5% of TNL’s total outstanding share capital, including 11.3% of its outstanding voting share capital.

On March 28, 2011, Telemar conducted a capital increase in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds to Telemar from this capital increase were R$5,969 million, of which R$4,625 million represented the purchase price for the shares of Telemar subscribed to by TNL. In this capital increase, TNL purchased 46,743,149 common shares of Telemar and Bratel purchased an aggregate of 32,475,534 class A preferred shares of Telemar. Following this capital increase, TNL owns 70.4% of Telemar’s total share capital, including 98.0% of its voting share capital, and Bratel own an aggregate of 9.4% of Telemar’s total share capital.

In addition, on January 25, 2011, TmarPart’s shareholders amended the shareholders’ agreements governing their rights with respect to TmarPart to, among other things:

•	increase the quorum requirements to hold pre-meetings and approve certain designated matters;

•	grant Bratel certain rights with respect to the nomination of members of the board of directors of TNL;

•

grant Bratel the right to participate in the nomination of the chief executive officers of each subsidiary of TmarPart, TNL or Telemar that has annual net operating revenues equal to or greater than R$100 million;

•

grant Bratel the right to participate in meetings of the holders of TmarPart held to determine the actions to be taken by the representatives of TmarPart on the boards of directors of each subsidiary of TmarPart, TNL or Telemar that has annual net operating revenues equal to or greater than R$100 million;

•	extend to Bratel the right of first refusal and tag-along rights that had been granted to the other shareholders of TmarPart with respect to any sale of TmarPart shares;

•	provide a put right to the other shareholders of TmarPart in the event that Bratel acquires control of TmarPart;

•	require AG Telecom and L.F. Tel to offer their shares of TmarPart to the other shareholders of TmarPart, including Bratel, in the event there is a change of control of AG Telecom or L.F. Tel; and

•	require Bratel to offer its shares of TmarPart to the other shareholders of TmarPart in the event of a change of control of Portugal Telecom.

These amendments became effective on March 28, 2011. For more information regarding these shareholders’ agreements, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.”

The objective of the Portugal Telecom Alliance is to develop a global telecommunications platform that will allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, seeking always to offer better services and care to customers of both groups and to create value for their shareholders.

We intend to use the proceeds from our capital increase and Telemar’s capital increase to purchase up to 10% of the outstanding shares of Portugal Telecom, to reduce our net debt, to facilitate our operational development, and to pursue market opportunities outside of Brazil. As of April 28, 2011, Telemar has purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of its outstanding shares, for an aggregate purchase price of R$1,207 million in transactions carried out through brokers that we have engaged for this purpose. In addition, Telemar has used a portion of its capital increase to prepay R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009.

In October 2010, ANATEL approved the Portugal Telecom Alliance without conditions, other than a requirement that we pay all pending administrative fines, amounting to approximately R$228 million, regardless of the procedural posture of the proceedings which we had instiututed to contest these fines. We sought and have been granted injunctive relief which has permitted us to make judicial deposits of these amounts while preserving our rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

Under Brazilian antitrust regulations, ANATEL will submit the Portugal Telecom Alliance to CADE for final approval. Brazilian law permitted us to consummate this transaction prior to receiving the final approval from CADE. CADE will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

Business Partnership Agreement with Banco do Brasil and Joint Venture with Cielo

In September 2010, we entered into an Investment Agreement with Banco do Brasil S.A., or Banco do Brasil, and Cielo S.A., or Cielo, and its subsidiary CieloPar Participações Ltda., or Cielo Holding, under which we have agreed to form a joint venture company, Paggo Soluções de Meios de Pagamento S.A., or Paggo Soluções. Paggo Soluções will conduct activities in connection with the capture, transmission, processing and settlement of commercial transactions originated or completed on mobile devices using mobile payment technology and to accredit stores to accept transactions originated from mobile devices through the existing relationships of Cielo and our company throughout Brazil.

We established Paggo Soluções with a capital contribution in the amount of R$112 million and Cielo Holding purchased a 50% interest in Paggo Soluções from us for R$47 million. We and Cielo Holding entered into a shareholders’ agreement to govern our respective rights in Paggo Soluções, as well as regulate the admission of any future telecommunications operators who may join the joint venture. Pursuant to this shareholders’ agreement among us and Cielo Holding, Cielo Holding has the right to appoint half of the members of the board of directors of Paggo Soluções, as long as it holds 35% of its total share capital.

In September 2010, we entered into a Business Partnership Agreement with Banco do Brasil under which co-branded credit cards and pre-paid cards may be issued to our current and future customers and which enables our customers to perform traditional and mobile payment. Banco do Brasil contributed R$66 million to us in financial support of this arrangement. We and Banco do Brasil will share information and experience in our respective areas of expertise, particularly to increase our respective client bases and client loyalty.

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of April 28, 2011. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of iG owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

Our Service Areas

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunication services in Regions I and II;

•	long-distance telecommunication services throughout Brazil;

•	mobile telecommunication services in Regions I, II and III;

•	data transmission services throughout Brazil; and

•	direct to home (DTH) satellite television services throughout Brazil.

In addition, we have authorizations to provide fixed-line local telecommunication services in Region III.

Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 39.7% of Brazil’s GDP in 2008. The population of Region I was 101.4 million as of August 1, 2010, which represented 54.6% of the total population of Brazil as of that date. In 2008, per capita income in Region I was approximately R$10,442, varying from R$5,373 in the State of Piauí to R$21,621 in the State of Rio de Janeiro.

Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 27.0% of Brazil’s GDP in 2008. The population of Region II was 44.4 million as of August 1, 2010, which represented 23.9% of the total population of Brazil as of that date. In 2008, per capita income in Region II was approximately R$17,874, varying from R$9,896 in the State of Acre to R$45,978 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 200,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 33.1% of Brazil’s GDP in 2008. The population of Region III was 39.9 million as of August 1, 2010, which represented 21.5% of the total population of Brazil as of that date. In 2008, per capita income in Region III was approximately R$24,457.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2008)	GDP per Capita (in reais) (2008)
Region I:
Rio de Janeiro	15.2	347.4	11.3	21,621
Minas Gerais	19.2	32.7	9.3	14,233
Bahia	13.6	24.1	4.0	8,378
Pernambuco	8.5	86.9	2.3	8,065
Pará	7.4	6.0	1.9	7,993
Amazonas	3.4	2.1	1.5	14,014
Espírito Santo	3.4	73.6	2.3	20,231
Ceará	8.2	55.0	2.0	7,112
Paraíba	3.8	66.5	0.8	6,866
Rio Grande do Norte	3.1	59.1	0.8	8,203
Maranhão	6.4	19.4	1.3	6,104
Sergipe	2.0	92.9	0.6	9,779
Alagoas	3.1	111.4	0.6	6,228
Piauí	3.1	12.3	0.6	5,373
Amapá	0.6	4.5	0.2	11,033
Roraima	0.4	1.9	0.2	11,845

Subtotal	101.4		39.7

Region II:
Rio Grande do Sul	10.6	37.5	6.6	18,378
Paraná	10.3	51.5	5.9	16,928
Santa Catarina	6.2	64.8	4.1	20,369
Goiás	5.8	17.2	2.5	12,879
Mato Grosso	3.0	3.3	1.7	17,927
Federal District	2.5	425.6	3.9	45,978
Mato Grosso do Sul	2.4	6.7	1.1	14,188
Rondônia	1.5	6.5	0.6	11,977

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2008)	GDP per Capita (in reais) (2008)
Tocantins	1.4	4.9	0.4	10,223
Acre	0.7	4.6	0.2	9,896

Subtotal	44.4		27.0
Region III (State of São Paulo)	39.9	160.8	33.1	24,457

Total	185.7		100.0

Source: IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors — Risks Relating to Brazil.”

Our Services

Our telecommunication services consist of:

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

•	mobile telecommunication services utilizing 2G and 3G technology;

•

data transmission services, comprised of (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunication services providers, ISPs and corporate customers, (3) IP solutions, and (4) other data transmission services;

•

usage of our network (1) to complete calls initiated by customers of other telecommunication services providers (interconnection services) or (2) by service providers that do not have the necessary network;

•	traffic transportation services;

•	public telephone services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services;

•	the operation of the iG internet portal; and

•	subscription television services, including cable and DTH televisions services.

Local Fixed-Line Services

As of December 31, 2010, we had approximately 12.8 million local fixed-line customers in Region I and approximately 7.2 million local fixed-line customers in Region II. Although we continue to assess our strategic plans with regard to providing such services in Region III, we do not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required.

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2010, 37.8% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2010, 62.2% of our fixed-line customers subscribed to alternative plans.

We offer (1) integrated, or “bundled” plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to fixed-line or mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we market under the brand name “Oi Conta Total”; (2) voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections; (3) voice only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones; and (4) budget plans which permit subscribers to purchase a fixed number of local minutes, either on a pre-paid basis or a monthly basis, but restrict local calls after the purchased minutes have been consumed and require the purchase of a pre-paid card to make long-distance calls or calls to mobile handsets, such as our “Oi Fixo Controle” and “Oi Fixo Economia” plans.

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

We provide domestic long-distance services for calls originating from Region I and Region II through interconnection agreements, mainly with Telesp in Region III, that permit us to interconnect directly with its local fixed-line networks. We provide international long-distance services originating from Region I and Region II through agreements to interconnect our network with those of the main telecommunication service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 21 (Rio de Janeiro)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code (27)), is referred to as an intrasectorial mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code (11)), is referred to as an intersectorial mobile call. Different rates apply to intrasectorial and intersectorial mobile calls.

We provide mobile long-distance services originating from Region I and Region II through interconnection agreements with Telesp in Region III and each of the other principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunication service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunication Services

As of December 31, 2010, we had approximately 24.4 million subscribers located in 1,468 municipalities in Region I, 7.8 million subscribers located in 1,281 municipalities in Region II and 7.2 million subscribers located in 327 municipalities in Region III. As of December 31, 2010, based on the total number of subscribers as of that date, we had a 24.1% share of the mobile services market in Region I, a 15.1% share of the mobile services market in Region II and a 14.2% share of the mobile services market in Region III, based on information available from ANATEL. As of December 31, 2010, 17.0% of our customers subscribed to pre-paid plans and 83.0% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available or through the purchase of additional credits over the phone that can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation.

We market “Oi Ligador” subscriptions to our pre-paid customers in all of our service regions which allow these customers to receive bonus minutes with each purchase of additional credits. We charge a nominal subscription fee to enroll a customer in the “Oi Ligador” program and provide bonus minutes to these customers that may be used for (1) local calls to our fixed-line or mobile subscribers, (2) long-distance calls to our fixed-line subscribers, and (3) sending Short Message Service, or SMS, messages to mobile subscribers of any Brazilian mobile service provider.

In Region I, we sell pre-paid cards that contain a feature called “Oi Cartão Total.” “Oi Cartão Total” is a service that integrates mobile, fixed-line and public telephone services through a single card. Particularly focused on our pre-paid customers and on public telephone users, the “Oi Cartão Total” allows these customers to use their available credits to make any type of call from mobile, fixed-line or public telephones. We believe that “Oi Cartão Total” represents a significant step towards the convergence of our telecommunication services and satisfies the needs of a common profile of our pre-paid customers who use a mobile phone to receive calls and public telephones to make calls.

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

We have launched several programs to stimulate consumption of our prepaid services, such as “Bônus Extra” and “Crédito Especial.” “Bônus Extra” allows a customer to exchange credits that they have in their pre-paid accounts for much larger packages of credits that are available for use on local calls made to any fixed-line or to our mobile customers. “Crédito Especial” allows one of our customers to receive a credit for emergencies for which the customer pays a premium when the customer makes its next purchase of credits.

In connection with our strategy of selling pre-paid service packages, we continue to develop new sales channels in order to increase market penetration and reduce sales costs, including selling SIM cards in small retail shops (newsstands, drugstores and supermarkets, among others).

Post-Paid Customers

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include mailbox, caller ID, conference, call forwarding, calls on hold and special services, including Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, and 3G.

The GPRS, EDGE and 3G services we include in our post-paid plans are available to customers with advanced mobile handset models. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is another service and content channel available to our post-paid plan customers. Some of its features include sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

Under our authorizations to provide personal mobile services, we are required to offer basic post-paid mobile plans that include activation charges, monthly subscription rates and charges for local calls. As of December 31, 2010, fewer than 1% of our mobile customers subscribed to our basic post-paid plans. In addition to the basic plans, we offer a variety of alternative post-paid plans that are designed to meet our customers’ usage profiles.

We offer (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers; (2) family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals; and (3) data plans providing data transmission at speeds of 1Mbps.

We also offer plans under the brand name “Oi Controle” that permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed, other than calls made using a pre-paid card. We account for these hybrid plans as post-paid plans as customers selecting these plans pay monthly subscription fees for their fixed allocations of minutes. In general, these plans are attractive to our other post-paid customers that migrate to these plans to place self-imposed limits on their mobile calling habits and to our pre-paid customers who are able to place calls at lower cost than with our pre-paid services.

Roaming

We have roaming agreements with Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing our customers with automatic access to roaming services when traveling in areas of Brazil outside our coverage area where mobile telecommunication services are available on the GSM standard.

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

3G Broadband Services

In 2007, Oi and Brasil Telecom Mobile were granted authorizations and the related frequency licenses by ANATEL to offer 3G mobile services in their respective service areas. The deployment of our 3G networks allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2010, we had launched 3G services in a total of 212 municipalities, including the 25 state capitals in Regions I, II and III and the Federal District. As of December 31, 2010, we had approximately 424,425 3G mobile broadband customers.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2010, we offered broadband services in 2,481 municipalities in Region I and 1,810 municipalities in Region II. As of December 31, 2010, we had an aggregate of 4.3 million ADSL customers in Regions I and II.

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

Our networks support ADSL2+, VDSL2, or very-high-bitrate digital subscriber line, and FTTx technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. As of December 31, 2010, 59% of our fixed-line network had been updated to support ADSL2+. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting us to support high bandwidth applications such as HDTV, VoIP and broadband internet access, over a single connection. FTTx, or Fiber to the x, is a term for broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunications.

We charge monthly fees to our broadband users that choose Oi Internet, iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose Oi Internet, iBest or iG as their ISP for dial-up internet access. As of December 31, 2010, Oi Internet had 0.6 million registered dial-up users and iBest and iG had an aggregate of approximately 0.7 million registered dial-up users.

Commercial Data Transmission Services

We provide a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunication services providers, ISPs and corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•

EILD, under which we lease trunk lines to other telecommunication services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

•

Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to other telecommunication services providers, ISPs and corporate customers for use in private networks that link different corporate websites;

•

IP services which consist of dedicated private lines and dial-up internet access which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks; and

•	frame relay services which we provide to our corporate customers to allow them to transmit data using protocols based on direct use of our transmission lines, enabling the creation of VPNs.

We provide these data transmission services using our service network platforms in Regions I and II and our nationwide fiber optic cable network and microwave links.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunication services packages to our customers.

In addition, we provide services at our six cyber data centers located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting, collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

We also own and operate a submarine fiber optic network, which connects Brazil with the United States, Bermuda, Venezuela and Colombia. Through this network, we offer international data transportation services, primarily leased lines to other telecommunication services providers.

Network Usage Services (Interconnection Service)

All telecommunication services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

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

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our local fixed-line, mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance networks.

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

We also offer international telecommunication service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig Telecomunicações Ltda., or Intelig. We charge international telecommunication service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Public Telephone Services

We own and operate public telephones throughout Region I and Region II. As of December 31, 2010, we had approximately 826,900 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects— Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable.”

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

iG Internet Portal

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2010 according to Ibope/NetRatings. In 2010, iG was visited by 26.8 million users on a monthly basis, and as of December 31, 2010, iG had approximately 1.6 million registered subscribers and hosted 5.1 million e-mail accounts. iG offers high quality content to the internet users that visit iG’s website, as well as a large and diversified portfolio of products and services. We are in the process of repositioning the iG brand to promote the launch of content channels covering the economy, women’s topics, entertainment, education, news, celebrities and sports, among others. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

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

We commenced offering DTH subscription television services to the low-income residential market in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in

October 2009 and in the States of Paraná and Santa Catarina in November 2009. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas and Goiás. In 2011, we expect to offer this service to all states of Regions I and II.

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

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “— Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Rate Regulation,” “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Personal Mobile Services Rate Regulation,” “— Regulation of the Brazilian Telecommunications Industry—Interconnection Regulations,” and “—Regulation of the Brazilian Telecommunications Industry—Regulation of Data Transmission and Internet Services.”

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2010, 37.8% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2010, 62.2% of our fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, the concession agreements of Telemar and Brasil Telecom established a per-minute billing system for local fixed-line telecommunication services, which Telemar and Brasil Telecom implemented by July 2007. In localities (localidades), which are governmental administrative units into which municipalities are divided, where Telemar and Brasil Telecom have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities, we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates Telemar may charge by an average of 2.76% as of July 24, 2008 and 0.98% as of September 11, 2009, and 0.66% as of October 23, 2010. ANATEL increased the rates Brasil Telecom may charge by an average of 3.01% as of July 24, 2008, 0.98% as of September 14, 2009 and 0.66% as of October 23, 2010. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under Telemar’s Basic Plan per Minute and Brasil Telecom’s Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2010	2009	2008
	(in reais)

Telemar:
Basic Plan per Minute (residential)	28.96	28.81	28.54
Basic Plan per Minute (commercial)	49.91	48.30	47.84
Basic Plan per Minute (trunk lines)	49.78	48.30	47.84

Brasil Telecom:
Basic Plan per Minute (residential)	29.22	28.97	28.69
Basic Plan per Minute (commercial)	43.26	42.89	42.48
Basic Plan per Minute (trunk lines)	42.52	42.50	42.09

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

On an annual basis, ANATEL may increase or decrease the maximum VC1 rates that we are permitted to charge. ANATEL authorized Telemar to increase its VC1 rates by an average 2.76% as of July 24, 2008 and 0.98% as of February 9, 2010. ANATEL authorized Brasil Telecom to increase its VC1 rates by an average of 3.03% as of July 24, 2008 and 0.98% as of February 9, 2010. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute VC1 rates that Telemar and Brasil Telecom were permitted to charge for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2010	2009	2008
	(in reais)
Telemar	0.51	0.51	0.51
Brasil Telecom	0.51	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed Line

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that Telemar may charge by an average of 2.76% as of July 24, 2008, 0.98% as of September 11, 2009 and 0.66% as of October 23, 2010. ANATEL increased the rates that Brasil Telecom may charge by an average of 3.01% as of July 24, 2008, 0.98% as of September 14, 2009, and 0.66% as of October 23, 2010. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates that Telemar and Brasil Telecom were permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2010	2009	2008
	(in reais)
Telemar:
0 to 50 km	0.17	0.20	0.20
50 to 100 km	0.30	0.32	0.32
100 to 300 km	0.39	0.37	0.37
Over 300 km	0.43	0.41	0.41

Brasil Telecom:
0 to 50 km	0.20	0.24	0.24
50 to 100 km	0.35	0.35	0.35
100 to 300 km	0.38	0.36	0.36
Over 300 km	0.39	0.37	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized Telemar to increase its VC2 and VC3 rates by an average of 2.76% as of July 24, 2008 and 0.98% as of February 9, 2010. ANATEL authorized Brasil Telecom to increase its VC2 and VC3 rates by an average of 3.01% as of July 23, 2008 and 0.98% as of February 9, 2010. The following table sets forth the average per-minute rates that Telemar and Brasil Telecom were permitted to charge for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2010	2009	2008
	(in reais)
Telemar:
VC2	1.11	1.09	1.09
VC3	1.27	1.24	1.24

Brasil Telecom:
VC2	1.12	1.11	1.11
VC3	1.28	1.26	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Rates

Mobile telecommunication service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

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

Under ANATEL regulations, Oi and Brasil Telecom Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2010, fewer than 1% of our mobile customers subscribed to our basic post-paid plans and fewer than 1% of our mobile customers subscribed to our basic pre-paid plans.

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

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2010, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 6.56% in 2008, 2.06% in 2009 and 5.65% in 2010.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use our local fixed-line networks to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of one of our networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunication service provider.

Since January 1, 2007, the TU-RL rates of Telemar and Brasil Telecom have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Telemar’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.029 per minute, and Brasil Telecom’s TU-RL rate during peak hours is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, we cannot predict when this new methodology will be proposed.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Since January 1, 2007, the TU-RIU rates of Telemar and Brasil Telecom have been equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-To-Fixed Line.” As of the date of this annual report, Telemar’s TU-RIU rate during peak hours is R$0.13 per minute, and Brasil Telecom’s TU-RIU rate during peak hours is R$0.12 per minute.

The following table sets forth the average per-minute rates Telemar and Brasil Telecom charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2010	2009	2008
	(in reais)
Telemar:
TU-RL	0.029	0.028	0.028
TU-RIU	0.108	0.086	0.083

Brasil Telecom:
TU-RL	0.031	0.031	0.031
TU-RIU	0.094	0.088	0.087

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunication service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge at that time based on the provisional VU-M rates.

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

Under the rules established for the auctions of 3G spectrum in December 2007, all mobile services providers were required to establish uniform VU-M rate schedules that would apply in all states of each service region no later than October 30, 2009. This requirement did not affect Oi or Brasil Telecom Mobile because these companies had already established uniform VU-M rates in each of their service regions. As of October 30, 2009, none of the other mobile services providers had established uniform VU-M rate schedules and we commenced arbitration proceedings before ANATEL with respect to the VU-M rates charged by our competitors. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean VU-M previously charged by that mobile services provider in the applicable service region.

In February 2010, ANATEL authorized an increase of 0.67% in our VU-M rates, equivalent to 68.5% of the increase in our VC1 rates granted at that time.

The following table sets forth the average per-minute VU-M rates that Oi and Brasil Telecom Mobile charged during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2010	2009	2008
	(in reais)
Oi	0.41	0.41	0.41
Brasil Telecom Mobile	0.42	0.41	0.42

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Marketing

In 2010, we incurred R$537 million in marketing expenses, primarily to:

•	introduce the “Oi” brand and services in Region II in the State of São Paulo;

•	launch “Oi TV” in 10 Braziian states and the Federal District;

•	promote our mobile telecommunication services through specific marketing campaigns targeting certain market segments, such as post-paid high-value residential customers and corporate customers;

•	promote our broadband services through specific marketing campaigns targeting geographic regions in which we have expanded our broadband network capabilities; and

•	maintain a strong base of fixed-lines in service.

We have promoted the Oi brands through commercial strategies that promote freedom of choice, such as campaigns to unblock mobile phones and financial penalty-free plans.

Throughout 2010, we continued to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. We also continued to reinforce our strategy of selling SIM cards individually, separate from mobile handsets, to acquire new pre-paid customers and retain existing ones.

We use a broad range of marketing channels, including television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance and broadband services. We also sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows, theatrical performances and popular music concerts. We are the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of our marketing initiatives is to increase brand awareness in our targeted customer base and expand the use of our distribution channels.

We target our marketing efforts to three separate segments of the telecommunication services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Retail Customers

We market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services, dial-up internet access to retail customers. The retail marketing segment is our largest marketing channel in terms of net operating revenue. Our principal distribution channels in the retail segment in 2010 were:

•

our telemarketing sales channel, which consists of approximately 1,200 sales representatives that answer more than 2.3 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•	exclusive agents with approximately 2,200 salespeople trained to sell our services door-to-door in Region I and Region II in places where customers generally are not reachable by telemarketing.

•	approximately 5,500 retail stores through which we primarily sell SIM cards and pre-paid mobile cards.

•	approximately 165,000 drug stores, supermarkets, newsstands and similar outlets through which we primarily sell SIM cards and pre-paid mobile cards.

High-Value Residential Customers and Medium and Small Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services to high-value residential customers and medium and small commercial customers. Our principal distribution channels in this marketing segment in 2010 were:

•	our telemarketing channel described above.

•

approximately 300 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil that are focused on sales of higher value-added services (post-paid mobile plans and broadband services).

•	approximately 460 stores located throughout our service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

•	direct sales campaigns in facilities of large companies and organizations and private residential communities.

Large Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services, commercial data transmission services to large commercial customers. Our principal distribution channel in this marketing segment in 2010 was our own direct sales force.

Billing and Collection

Fixed-Line Telephone Services

We send each of our fixed-line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. We have agreements with several banks for the receipt and processing of payments from our customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our customers as agents for these banks.

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunication service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our networks that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our networks. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2010,

13.0% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 6.7% were outstanding for more than 90 days.

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

Mobile Telecommunication Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “— Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges.

Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2010, 12.0% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 8.3% were outstanding for more than 90 days.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 90 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection systems enable us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our networks are comprised of physical and logical infrastructures through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Fixed-Line Network

Our fixed-line networks include (1) networks of access lines connecting customers to digital exchanges, DSLAM or next generation network, or NGN, Multi-service Access Nodes, or MSANs, (2) digital exchanges, NGN controllers, NGN trunk gateways and MSANs, (3) trunk lines connecting digital exchanges and (4) long-distance transmission equipment. As of December 31, 2010, our access network served approximately 12.8 million fixed-line subscribers and approximately 2.4 million ADSL subscribers in Region I, and approximately 7.2 million fixed-line subscribers and approximately 1.9 million ADSL subscribers in Region II. As of December 31, 2010, we provided ADSL services in approximately 4,300 municipalities.

In 2010, we provided fixed-line services at 847 new localities, 654 of which were provided with group access (public telephone services) and 193 of which were provided with individual access (residential telephone service), and we visited approximately 5,500 localities to confirm data on our record of localities. As of December 31, 2010, we offered fixed-line services, either with individual or group access, in approximately 33,500 localities.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2010	2009	2009
Region I:
Installed access lines (in millions)	18.0	17.8	17.7
Access lines in service (in millions)	12.8	13.6	13.9
Public telephones in service (in thousands)	560.8	573.6	576.9
Broadband access lines in service (in millions)	2.4	2.2	2.0

Region II:
Installed access lines (in millions)	10.4	10.4	10.4
Access lines in service (in millions)	7.2	7.7	8.1
Public telephones in service (in thousands)	266.1	277.9	277.9
Broadband access lines in service (in millions)	1.9	1.9	1.8

Our fixed-line networks are fully digitalized and we have been introducing NGN technology in selected areas. Our long-distance network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex systems that can operate with up to 80 channels at 10 and 40 Gbps and microwave links that we use to complement the optical network in Region I and Region II. We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complimented by our satellite system. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Our transmission infrastructure connects these digital switches to four international gateway switches: two in in Rio de Janeiro, one in Curitiba and one in Brasilía. Additionally, our network supports advanced services, including pre-paid and toll-free services, and permits local number portability.

Our long-distance backbone employs the most recent optical technologies available in the telecommunications industry. We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2010, our satellite network covered approximately 4,500 localities in 24 states and the Federal District and provided voice and data services to approximately 6 million persons and approximately 900,000 terminals.

In 2000, we began the implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunication services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Salvador and Rio de Janeiro (located in the Federal District and in the States of Amazonas, Roraima, Amapá, Pará, Bahia and Rio de Janeiro, respectively). This satellite network uses digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Salvador and Rio de Janeiro (located in the Federal District and in the States of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Regions I and II.

Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees West, and we acquired a minority equity stake in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and Ku band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and Ku band transponders and on-board switching, with an expected lifetime of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

We lease transponders from:

•

Hispamar with 754 MHz of capacity in the C band on the Amazonas 1 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 338 municipalities;

•

Hispamar with 62.3 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 720 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

•	Intelsat Satellite with 203.5 MHz of capacity in the C band on the IA-8 satellite to provide voice and data services between five existing gateway switches;

•

Intelsat Satellite with 122 MHz of capacity in the C band on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

•	Intelsat Satellite with 103 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

In 2005, we started to operate a satellite platform operating in the Ku band that is comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite, or DVB-RCS, technology and an NGN control solution.

Mobile Network

Our mobile networks operate on frequencies of 900 MHz/1800 MHz for GSM and 2100 MHz for UMTS. We offer mobile data applications based on GPRS/EDGE technology for our GSM network and on high speed packet access, or HSPA, technology for our UMTS network. We offer voice applications primarily using our GSM network, although our UMTS network is capable of transmitting voice signals. We are currently upgrading our mobile networks to support greater data rates through the HSPA+ standard.

As of December 31, 2010, our 2G mobile network, consisting of 12,516 active radio base stations, covered 1,468 municipalities in Region I, or 85.7% of the urban population in Region I, 1,281 municipalities in Region II, or 93.8% of the urban population in Region II, and 327 municipalities in Region III, or 94.7% of the urban population in Region III. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2010, our 3G mobile network, consisting of 4,839 active radio base stations, covered 57 municipalities in Region I, or 44.4% of the urban population in Region I, 84 municipalities in Region II, or 47.0% of the urban population in Region II, and 71 municipalities in Region III, or 68.0% of the urban population in Region III. We have 3G coverage in all state capitals.

Our mobile networks have unique data core that are fully integrated with our fixed-line data networks. Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

We use ADSL, ADSL2+ and VDSL2 as a broadband access technology using our existing fixed-line networks which are capable of speeds of up to 100 Mbps (download) and 1 Mbps (upload). We have implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

We have deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet, in several major metropolitan areas. We are currently expanding our Metro Ethernet network to other cities due to new customer demand. We have also deployed optical fiber networks based on gigabit passive optical network, or GPON, technology together with VDSL2 to provide fiber to the building and GPON providing fiber to the home. As a result of the implementation of this technology we are now able to provide broadband with speeds up to 100 Mbps.

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

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, networks, with their fully-integrated management systems, provide:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 2 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL2+ platforms.

These features allow our integrated ATM networks to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

Our Metro Ethernet network is fully-integrated management system and also provides:

•	Ethernet data services from 4Mbps up to 500Mbps for point-to-point and multipoint dedicated access;

•	Ethernet access services from 4Mbps up to 500Mbps for IP access and Multiprotocol Label Switching/VPN access;

•	Aggregation network services for ADSL2+ and VDSL2 platforms; and

•	Aggregation network services for GPON platforms.

We have a fully integrated and managed network providing access for IP and ATM networks over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•	symmetrical access with PPP (Point to Point) to provide connection services for VPN over Multiprotocol Label Switching at speeds from 64 kbps to 1.5 Mbps.

DTH Network

We provide our DTH services through a satellite uplink located in Lurin, Peru which receives, encodes and transmits the television signals to satellite transponders. We lease these facilities and license the related technology from Telefónica.

We lease transponders for the delivery of the television signals to our subscribers from Telefónica. We have leased 216 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 36 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide DTH services.

Our customers lease satellite dishes and set-top boxes from us as part of their subscriptions to our “Oi TV” services.

Network Maintenance

Most of our maintenance, installation and network servicing are performed by third-party service providers. For example, we have contracts with some well-known providers such as A.R.M. Engenharia for the maintenance of our external plant and equipment, and Alcatel-Lucent and Nokia Siemens Networks for the maintenance of our internal plant and equipment. We also perform some of our ordinary course maintenance with our own team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

In June 2007, Telemar entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Rio de Janeiro and São Paulo. The total estimated payments under this contract are R$1.3 billion during the five-year term of this contract.

In July 2007, Telemar entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$385.9 million during the five-year term of this contract.

In July 2009, Telemar and Brasil Telecom, entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their fixed-line telecommunication services, mobile telecommunication services, data transmission services (including broadband access services), satellite services, buildings, access ways, and towers, in the States of Rio de Janeiro, Minas Gerais, Espírito Santo, São Paulo, Bahia, Sergipe, Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas and Roraima. The total estimated payments under this contract are R$2.5 billion during the five-year term of this contract.

In November 2009, Telemar and Brasil Telecom entered into a services agreement with Alcatel-Lucent to perform the same services in the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato

Grosso, Goiás, Tocantins, Acre, Rondônia and the Federal District, as well as Pegasus data transmission network equipment in the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás and the Federal District. The total estimated payments under this contract are R$1.2 billion during the five-year term of this contract.

In July 2010, Telemar and Brasil Telecom entered into a services agreement , which was effective as of March 1, 2010, with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$3.2 billion during the five-year term of this contract.

Telemar and Brasil Telecom have entered into negotiations regarding a services agreement with Telemont to perform the same services in the States of Minas Gerais, Espírito Santo, a portion of Rio de Janeiro, the Federal District, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goias. The total estimated payments under this contract are expected to be R$2.8 billion during the five-year term of this contract.

Call Center

In 2007, Brasil Telecom consolidated its call center structure by merging its 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). Brasil Telecom has improved its customer relationship management system which integrates its systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact it has with its customers. In 2009, Telemar revised its call center arrangements with Contax Participações S.A., or Contax, relocating several of its call centers and reducing the number of call centers from 12 to nine. As part of this revision, Telemar invested in automated platforms that permit its prepaid customers to add pre-paid minutes to their subscriptions through an automated process.

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

Local Fixed-Line Services

In the local fixed-line telecommunication services market, competition is focused on corporate customers. In addition, competition from other telecommunication services has been increasing, particularly from mobile telecommunication services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunication service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunication services by enabling telecommunication service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region I with 12.8 million fixed lines in service as of December 31, 2010 and an estimated market share of 77.5% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL. Our principal competitor in Region I for fixed-line services are (1) Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil, an affiliate of Telmex), which had an estimated market share of 17.8% of the total fixed lines in service in this region as of December 31, 2010, according to ANATEL, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 3.2% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL. During 2010, GVT increased its competitive activities in Region I, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses.

We are the leading provider of local fixed-line services in Region II with 7.2 million fixed lines in service as of December 31, 2010 and an estimated market share of 78.0% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL. Our principal competitors in Region II for fixed-line services are (1) GVT, which had an estimated market share of 15.3% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL, and (2) Embratel, which has an estimated market share of 6.7% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2010, there were 100.4 million mobile subscribers (including our mobile customers) in Region I, a 19.8% increase over December 31, 2009, there were 51.8 million mobile subscribers (including our mobile customers) in Region II, a 15.9% increase over December 31, 2009, and there were 50.7 million mobile subscribers (including our mobile customers) in Region III, a 13.9% increase over December 31, 2009, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2010, based on information available from ANATEL, of the total number of long-distance minutes originated in Region I, we had a market share of 15.0%, ranking behind TIM with 65.1% and Embratel with 15.4%, of the total number of long-distance minutes originated in Region II, we had a market share of 28.1%, ranking behind TIM with 47.1% and ahead of Embratel with 15.9%, and of the total number of long-distance minutes originated in Region III, we had a market share of 12.7%, ranking behind TIM with 32.3%, Telesp with 29.7% and Embratel with 19.4%.

Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitor for long-distance services has been Embratel. As a result of our commencement of mobile services in Region II, we have also begun to compete with Telesp (a subsidiary of Telefónica), which is the incumbent fixed-line service provider in Region III.

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

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card only strategies by other mobile service providers, there is a trend among Brazilian pre-paid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make which are covered by these promotional offers.

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

Mobile Services

The mobile telecommunication services market in Brazil is characterized by intense competition among providers of mobile telecommunication services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Vivo, which is controlled by Telefónica S.A, and which markets its services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM”; and

•	Telecom Americas Group, which markets its services under the brand name “Claro.”

In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has announced that if expects to launch commercial services on its 3G network in certain markets between December 2011 and June 2012. We expect that Nextel’s entrance in the market will increase competition for mobile services.

Competitive efforts in the Brazilian mobile telecommunication services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long-term.

As of December 31, 2010, based on information available from ANATEL, we had a market share of 24.1% of the total number of subscribers in Region I, ranking behind Vivo with 26.9% and TIM with 26.2%, and ahead of Claro with 22.2%, and we captured 4.8% of all net additions of mobile subscribers in Region I (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2010.

As of December 31, 2010, based on information available from ANATEL, we had a market share of 15.1% of the total number of subscribers in Region II, ranking behind Vivo with 30.9%, Claro with 28.7% and TIM with 25.0%, and we captured 9.3% of all net additions of mobile subscribers in Region II during 2010.

In October 2008, we launched our mobile services in Region III, which represents a new competitive environment for our company. As of December 31, 2010, we had a market share of 14.2% of the total number of subscribers in Region III, ranking behind Vivo with 34.1%, Claro with 28.5% and TIM with 23.1%. Based on information available from ANATEL, we captured 29.8% of all net additions of mobile subscribers in Region III during 2010.

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

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets and, therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunication service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

DTH Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 16.7% in 2010. According to information available from ANATEL, the Brazilian subscription television market grew by more than 30.7% in 2010.

The primary providers of subscription television services in Regions I and II in Brazil are Embratel, which provides DTH service under the “Via Embratel” brand, SKY, which provides DTH services, and NET, which provides subscription television services using coaxial cable. We commenced offering DTH subscription television services to the low-income residential market in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in October 2009 and in the States of Paraná and Santa Catarina in November 2009. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas and Goiás. In 2011, we expect to offer this service to all states of Regions I and II.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “— Regulation of the Brazilian Telecommunications Industry — Concessions and Authorizations.” We operate under:

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

•	authorizations that were granted to Telemar to provide international long-distance services originating anywhere in Brazil;

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

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009. ANATEL did not adopt the modifications proposed for public consultation.

On September 3, 2010, ANATEL published a public notice of further proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the September 3, 2010 public notice ended on November 1, 2010. We do not expect ANATEL to adopt the modifications proposed for public consultation.

In November 2010, ANATEL announced the opening of the market for subscription television services. We expect that under pending amendments to our concession agreements the restrictions that currently prohibit us from offering subscription television services over our fixed-line networks will be removed, permitting us to offer IP TV. We expect that ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit us to provide subscription television services.

Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidisied service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism against the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective.

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

We are discussing modifications to these concession agreements with ANATEL. We expect that the final modifications to these concession agreements will not impose material obligations on our company and that they will become effective during the second quarter of 2011.

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

We hold nine licenses to use radio frequency spectrum to provide 2G services in specific geographic regions. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, Oi or Brasil Telecom Mobile, as applicable, will be required to pay an amount equal to 2.0% of its prior year’s net operating revenue from personal mobile services generated in the applicable geographic area. The initial terms of our radio frequency spectrum licenses expire between 2016 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations, as of the date of this annual report, we are required to:

•	service all municipalities in Regions I and II with a population in excess of 100,000;

•	service all municipalities in Region III with a population in excess of 200,000; and

•	service all municipalities in Region III with a population in excess of 100,000 by the fifth anniversary of the date of the authorization agreement for Region III.

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

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Additional Obligations.”

3G Radio Frequency Licenses

We hold five licenses to use radio frequency spectrum to provide 3G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. Oi or Brasil Telecom Mobile, as applicable, will be required to pay an amount equal to 2.0% of its prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are required to provide:

•	3G service to all of municipalities in Region II covered by these licenses with a population in excess of 200,000 by the fourth anniversary of the date of these licenses;

•	3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by the fifth anniversary of the date of these licenses;

•	3G service to 50% of all of the municipalities with a population between 30,000 and 100,000 by the fifth anniversary of the date of these licenses; and

•

3G service to 60% of the municipalities, including 242 specified municipalities in Region II, covered by these licenses with a population of in excess of 30,000 by the eighth anniversary of the date of these licenses.

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

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern Telemar’s authorizations to provide local fixed-line services in Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorizations to provide local fixed-line services in the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern Telemar’s authorization to provide domestic long-distance services originating from Region III and the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, and Brasil Telecom’s authorization to provide domestic long-distance services originating from the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

Telemar has a Multimedia Communication Services authorization, which superseded Telemar’s prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorization, permitting Telemar to provide high speed data service. The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as Telemar’s concession agreements. In April 2008, in connection with the amendments to its fixed-line services concessions, Telemar agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the area of its concession agreements. Under this agreement, Telemar was required to provide internet services to 40% of these schools by December 12, 2008, 80% of these schools by December 31, 2009, and all of these schools by December 31, 2010.

Brasil Telecom has a Multimedia Communication Services authorization, which superseded Brasil Telecom’s prior Telecommunications Network Transportation Services authorization, permitting Brasil Telecom to provide high speed data service. The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as Brasil Telecom’s concession agreements. In April 2008, in connection with the amendments to its fixed-line services concessions, Brasil Telecom agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the area of its concession agreements. Under this agreement, Brasil Telecom was required to provide internet services to 40% of these schools by December 12, 2008, 80% of these schools by December 31, 2009, and all of these schools by December 31, 2010.

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

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets on a consolidated basis were R$2,947 million in 2010 and R$4,859 million in 2009. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2010		2009
	(in millions of reais)

Mobile network and systems	R$	703	R$	2,447
Data transmission equipment		500		698
Voice transmission		740		1,120
Telecommunication services infrastructure		296		304
Information technology services		221		157
Other		487		133

Total capital expenditures		2,947		4,859
Amount paid and cash outflow to settle previously recorded liabilities		625		882

Total capital expenditures according to the cash flow statement	R$	3,572	R$	5,741

Our capital expenditures projects during 2009 and 2010 included the following:

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

Commencement of 3G Services in Regions I and III

In December 2007, we acquired radio frequency licenses in an auction conducted by ANATEL to provide 3G mobile services in six of the nine regions into which Brazil has been divided by ANATEL for purposes of providing 3G services. These licenses have allowed us to commence providing 3G services throughout Regions I and III. The total cost of these licenses was R$867 million. We undertook a project to develop our 3G network in Regions I and III. This project was designed to provide the necessary capacity for up to 341,000 customers and included the installation of 1,504 active radio base stations, Node-Bs and systems provided by Huawei and Nokia Siemens Networks, the connection of 14 3G control units and the expansion of our data and network transmission. This project allowed us to offer 3G services in 38 municipalities of São Paulo’s metropolitan area, 61 municipalities in the interior of the State of São Paulo and 53 municipalities in Region I. By providing 3G services, we believe that we will strengthen our bundling strategy in Region I and ensure our ability to operate in the State of São Paulo with a range of services that will meet the requirements of all consumer segments of that state. This project was completed in Region I in September 2008 and was completed in Region III in April 2009 at a total cost of R$296 million.

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

Following the acquisitions made through these tender offers and the mergers described in “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom,” Brasil Telecom Holding ceased to exist and we indirectly control 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Upgrade of Our Core Mobile Network

In February 2010, we completed a project to upgrade the core mobile network of Brasil Telecom Mobile, with the primary goal of fully integrating Brasil Telecom Mobile’s network into the Oi mobile network. We engaged Nokia Siemens Networks to replace Brasil Telecom Mobile’s existing core mobile network, which relied on technology from Ericsson, with a new core mobile network that uses the same Nokia Siemens Networks technology employed in Oi’s existing core mobile network to facilitate the integration of our networks. The total cost of this project was R$131 million.

Enhancement of Mobile Networks

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile networks by approximately 47 million of subscribers. We plan to support the growth of our subscriber base by constructing 1,159 new radio base stations and expanding the capacity at many of our existing radio base stations. In addition, we have undertaken a project to replace approximately 2,265 of our radio base stations, all of which previously employed Alcatel-Lucent technology, with Huawei base stations. We expect to complete the replacement of these radio base stations by December 2012. Our total investment in these projects was approximately R$2 billion in 2009 and R$963 million in 2010.

2011 Capital Expenditure Budget

Our 2011 capital expenditure budget totals approximately R$4.8 billion, of which R$2.8 billion will be applied in Region I, R$1.7 billion will be applied in Region II and the remaining will be applied in Region III. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 28% of our 2011 capital expenditure budget to the mobile telephone services business, and 69% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent innovation, research and development in areas of telecommunication services but historically we have not independently developed new telecommunication technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of our acquisition of control of Brasil Telecom, we agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of our contributions to the FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, we created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects the we develop.

As part of the integration of Brasil Telecom’s operations with ours, Brasil Telecom’s technology laboratory was integrated with our. Our technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

In 2009 and 2010, we executed cooperation agreements with the following national research centers: CERTI Foundation, C.E.S.A.R., Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações - CPqD), Technological Innovation Foundation (Fundação Para Inovações Tecnológicas—FITEC), National Institute for Telecommunications Foundation (Fundação Instituto Nacional de Telecomunicações—Inatel) and PUC-RJ. We also executed cooperation agreements with Brazilian national telecommunication suppliers which develop technology in Brazil, such as AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A.

Our investments on innovation, research and development totaled R$83 million in 2009 and R$99 million in 2010.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. At December 31, 2010, the net book value of our property, plant and equipment was R$23,349 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2010, buildings represented 7.1% of the net book value of our property, plant and equipment; infrastructure, primarily underground ducts, post and towers, cables and lines represented 25.3%; plant and equipment related to switching stations represented 23.2%; transmission equipment represented 31.1%; construction in progress represented 11.5%; and other fixed assets represented 1.8%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 17 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. At December 31, 2010, we had 803 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or INPI, and 667 pending trademark applications. Our main trademark, “Oi,” is registered with the INPI in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the INPI, 12 are being contested by third parties. In addition, of the 667 pending trademark applications, 83 have been challenged by third parties.

As of December 31, 2010, we had 1,034 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2010, the INPI had granted one patent to our company. We had also filed eight patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

Social Responsibility

Oi Futuro is a non-profit institution that organizes our social responsibility activities, including social projects that foster education, technology (games, internet, network and technology language), computing, sports and culture. The aim of the Oi Futuro is to contribute to an improved society, using new information technology and communication as tools to promote social transformation and human development.

Approximately four million people benefit from these programs, including our programs called Oi Tonomundo, NAVE – Advanced Education Nucleus, Oi Conecta, Oi Kabum! Schools of Arts and Technology, and the cultural spaces Oi Futuro in the cities of Rio de Janeiro and in Belo Horizonte. Additionally, Oi Futuro Institute supports social and cultural initiatives of other organizations through Oi Novos Brasis (new Brazils) and is responsible for the management of our Cultural Sponsorship Program.

In 2010, Oi Futuro launched an Environment Projects Program. This program is is designed to sponsor environmental conservation and preservation projects the integrate sustainability and environmental conservation, that implement social technologies that promote sustainable development and environmental conservation, and that use new technologies to preserve the environment and promote sustainability education.

We contributed R$28.0 million to Oi Futuro in 2010, R$27.6 million in 2009 and R$21.0 million in 2008.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunication services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance and mobile telecommunication services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “— Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunication service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunication services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunication services in Brazil, Telemar, Brasil Telecom, Telesp and Embratel, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunication service providers, operate under the public regime. All of the other providers of fixed-line telecommunication services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

Regulation of Fixed-Line Services

General Policies for the Regulation of the Fixed-Line Telecommunications Sector

In June 2003, Brazil’s president issued Decree No. 4,733, outlining a number of new rules and guidelines which were intended to consolidate several changes in the regulation of Brazil’s fixed-line telecommunications sector. This decree sets forth general declarations of policy regarding, among other things:

•	universal access to telecommunication services;

•	stimulation of employment and development of the Brazilian telecommunications sector;

•	promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and

•	the financial equilibrium of existing concession agreements.

This decree also defined certain changes that are reflected in the concession agreements entered into by providers of public regime services that became effective on January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunication services more accessible to Brazil’s low-income population. These bills have proposed to (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunication services for their customers, and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

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

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended its concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets which, as of the date of this annual report, has not yet been adopted by ANATEL. ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “— Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications. As described under “—Concessions, Authorizations and Licenses—Fixed-Line Services Concession Agreements,” the amendments of our concession agreement that were expected to become effective at the end of 2010 have been delayed.

Rate Regulation

Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day; and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

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

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. The concession agreements entered into in 2005 established a per-minute billing system for local fixed-line telecommunication services to meet ANATEL’s objective to establish a more objective and transparent billing criteria for customers.

ANATEL is analyzing the adoption of a new Factor X regulation under which a new model of rate adjustments that is based on projected improvements in service costs may be adopted in 2011. If ANATEL were to pursue the adoption of this new model, we expect that public consultations regarding the new Factor X regulation would begin in 2011.

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

Unbundling of Local Fixed-Line Networks

On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunication service providers. This order (1) establishes a time by which service providers must comply with the order to provide such access, (2) limits the rates service providers can charge for line sharing, and (3) addresses related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telecommunication service providers operating under either the public or private regime to enter these markets and for existing service providers to provide new services or enter new regions.

As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunication services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of the date of this annual report, no unbundled lines had been used by competitors in Regions I or II.

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

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

In November 2010, ANATEL announced the opening of the market for subscription television services. The pending amendments to our concession agreements are expected to remove the restrictions that currently prohibit us from offering subscription television services over our networks, permitting us to offer IP TV. Under the new regulations, ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit companies that control public regime providers to also provide subscription television services.

Termination of a Concession

ANATEL may terminate the concession of any public regime telecommunication service provider upon the occurrence of any of the following:

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

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunication services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunication services.

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

Obligations of Personal Mobile Services Providers

As a telecommunication service provider, we are subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If we fail to meet these obligations, we may be fined, subject to a maximum penalty of R$50 million, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

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

Interconnection Regulations

Under the General Telecommunications Law, all telecommunication service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider’s network and whether such service provider has significant market power.

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

In 2006, the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks were reduced to 50% of the rate included in their Basic Plan per Minute for a local fixed-line call. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, we cannot predict when this new methodology will be proposed.

In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

Interconnection Regulations Applicable to Personal Mobile Services Providers

Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider’s network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

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

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011.

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

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunication service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

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

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

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

Regulation of Data Transmission and Internet Services

Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunication service providers. Value-added services are considered an activity that adds features to a telecommunication service supported by such value-added services. Telecommunication service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunication service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

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

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of this annual report, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid waste. According to resolutions adopted by the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial waste, special waste and solid urban waste are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2010 and 2009, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information – Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2010 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2010 and 2009;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2010, our cash flows for the years ended December 31, 2010 and 2009, and our material short-term and long-term indebtedness at December 31, 2010; and

•	a discussion of our contractual commitments.

Overview

We are the largest telecommunications service provider in Brazil. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi.” In 2010, we recorded net operating revenue of R$29,480 million and net income of R$1,279 million.

Our results of operations will be significantly influenced in future periods as a result of the capital increase and other transactions that we refer to collectively as the Portugal Telecom Alliance. For information regarding the Portugal Telecom Alliance, see “Item 4. Information on the Company—Our History and Development—Portugal Telecom Alliance.” In addition, our results of operations for the years ended December 31, 2010 and 2009 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by an estimated 7.5% in 2010 following a contraction of 0.2% in 2009, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 20.0 million at December 31, 2010 from 21.3 million at December 31, 2009, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 77.2% at December 31, 2010 from 69.2% at December 31, 2009;

•

the number of our mobile customers, which increased by 8.9% to 39.3 million at December 31, 2010, including approximately 624,000 3G customers, from 36.1 million at December 31, 2009, including approximately 469,000 million 3G customers;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 2.4% to 4.3 million at December 31, 2010 from 4.2 million at December 31, 2009;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in an 18.8% increase in the amount that we recorded as discounts and returns against our gross operating revenue to R$5,609 million in 2010 from R$4,644 million in 2009;

•	changes in regulatory requirements that result in our incurrence of additional capital expenditures, changes in the revenues we generate, or changes in the costs that we incur;

•

inflation rates in Brazil, which were 5.65% in 2010 and 2.06% in 2009, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

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

•

changes in the real/U.S. dollar exchange rate, including the 4.3% appreciation of the real against the U.S. dollar in 2010 and the 25.5% appreciation of the real against the U.S. dollar in 2009, which has affected (1) our net interest expenses as a result of our U.S. dollar denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate, which affects our interest expenses on our real-denominated floating rate debt, fluctuations in the LIBOR rate, which affects our interest expenses on our U.S. dollar-denominated floating rate debt.

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

•

our capital expenditure requirements, primarily consisting of (1) investments in infrastructure to expand our mobile telecommunications services, including the expansion of our 3G networks, and (2) investments in fixed-line telecommunications network equipment, primarily to enhance the technical capabilities of our network in order to enable us to provide value-added services, such as broadband and IP TV services, and to comply with our universal service obligations; and

•

the requirement under Brazilian corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 in accordance with IFRS as issued by the IASB. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009. Reconciliations and descriptions of the effects of the transition from Brazilian GAAP to IFRS are included in note 3 to our consolidated financial statements.

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in three segments to reflect this organizational structure:

•

Fixed-Line Services — This segment includes our local fixed-line services (including public telephones), our long-distance services, our fixed-line data transmission services, and interconnections to our fixed-line network.

•	Mobile Services — This segment includes our mobile services, including voice, mobile data communications and other value-added services, and interconnections to our mobile network.

•	Other — This segment includes our television services, our ISP services, our internet portal, our mobile phone payment system and call center.

We evaluate and manage business segment performance based on information prepared in accordance with IFRS, and, accordingly, the segment data included in this annual report is presented under IFRS. We have included a reconciliation of the operating results of our segments to our consolidated results under “— Results of Operations” below.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are described in note 2(c) to our consolidated financial statements included elsewhere in this annual report. In preparing our consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and trade receivables;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	impairment of long-lived assets;

•	provisions;

•	derivative instruments;

•	deferred income tax and social contribution;

•	employee benefits; and

•	amortization of intangible assets.

Revenue Recognition and Trade Receivables

Our revenue recognition policy is significant because our revenue is a material component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain services delivered and the collectability of those revenues. Should changes in conditions cause management to conclude that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, for certain categories of revenue we rely upon revenue recognition measurement guidelines set by ANATEL.

Revenues are generally recognized on an accrual basis. Revenues from local fixed-line, long-distance and post-paid mobile calls and data transmission services are recognized when services are provided. Services provided and not billed at the end of each month are estimated and recorded on an accrual basis. Late-payment interest is recognized upon the issuance of the first bill following the payment of the overdue bill.

Revenues from pre-paid mobile cards are recognized based on the use of the respective credits. Revenue from the sale of public telephone cards is recognized when the credits are effectively consumed by customers. Revenues related to the sale of mobile handsets and accessories are accounted for when the goods are delivered and accepted by the customer.

Revenues from the usage of our network by other telecommunications service providers are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or DETRAF, issued by an independent, outsourced clearinghouse.

We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy.

Provision for Doubtful Accounts

Our allowance for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. We include government entities, corporate customers and other telecommunications service providers in the basis for our calculation of the allowance for doubtful accounts. For additional information regarding our allowance for doubtful accounts, see note 2(b) to our consolidated financial statements.

We have entered into agreements with certain customers to collect past-due accounts receivable, including agreements allowing customers to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the allowance established, and additional allowances may be required.

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are described in note 18 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

Brasil Telecom modified its estimate of the useful life of its property, plant and equipment as from September 30, 2009. These modifications increased the estimated useful lives of many of Brasil Telecom’s assets, which have been reflected for periods ended after September 30, 2009. In December 2009, we modified our estimates of the useful life of the property, plant and equipment of TNL and its subsidiaries, other than Brasil Telecom, which have been reflected for periods ended after January 1, 2010. These changes resulted in a reduction of our depreciation expenses of R$1,186 million for 2010 compared to 2009.

Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Impairment of Long-Lived Assets

We test property, plant and equipment items and intangible assets for impairment whenever (1) we decide to discontinue activities in which such assets are used, or (2) there is evidence that future operating results will not be sufficient to ensure their realization. Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. We tests asset with indefinite useful lives (goodwill) for impairment annually, or more frequently if there are any impairment indicators.

Impairment losses, if any, are recognized in an amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that we make certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by our company. The use of different assumptions and estimates could significantly change our consolidated financial statements.

We have not recorded any impairment during the two years ended December 31, 2010.

Provisions

We recognize provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The recognition of a provision is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidence and recent decisions.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 24 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 24 to our consolidated financial statements.

Derivative Instruments

We recognize derivative financial instruments at fair value based on future cash flow estimates associated with each instrument contracted. Our estimates of future cash flows may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that we would receive or pay to settle such transactions.

Deferred Income Tax and Social Contribution

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporation Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for IFRS purposes. Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

We regularly test deferred tax assets for impairment and recognize a provision for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These projections require the use of estimates and assumptions. In order to project future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to a variety of external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by our company. The use of different estimates and assumptions could result in the recognition of a provision for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee Benefits

We record liabilities for employee benefits based on actuarial valuations which are calculated based on assumptions and estimates regarding discount rates, investment returns, inflation rates for future periods, mortality indices and projected employment levels relating to pension fund benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount we are required to disburse each year to fund pension benefits. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. All of these assumptions are reviewed at the end of each reporting period. If these assumptions and estimates are not accurate, we may be required to revise our reserves for pension benefits, which could materially impact our results of operations.

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

We do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of Portugal Telecom Alliance

On January 25, 2011, Portugal Telecom and its subsidiary Bratel entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A., a subsidiary of AG Telecom, LF Tel, BNDESPar, FASS, PREVI, PETROS and FUNCEF to implement the Portugal Telecom Alliance. In order to implement this alliance, on March 28, 2011:

•

Several of the shareholders of TmarPart sold a portion of their shares of TmarPart to Bratel and Bratel acquired additional shares of TmarPart as part of a capital increase conducted by TmarPart. As a result of these transactions, Bratel owns 12.1% of the outstanding common shares of TmarPart, our controlling shareholder.

•

TNL conducted a capital increase in which it received aggregate proceeds of R$2,978 million. In this capital increase, Bratel purchased common shares and preferred shares of TNL as a result of which it currently owns 10.5% of the outstanding share capital of TNL, including 11.3% of its outstanding voting share capital; and

•

Telemar conducted a capital increase in which it received aggregate proceeds of R$5,969 million, of which R$4,625 million represented the purchase price for the shares of Telemar subscribed to by TNL. In this capital increase, Bratel purchased class A preferred shares of Telemar as a result of which it currently owns 9.4% of the outstanding share capital of Telemar.

The objective of the Portugal Telecom Alliance is to develop a global telecommunications platform that will allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, seeking always to offer better services and care to customers of both groups and to create value for their shareholders.

As a result of these transactions, we received an aggregate of R$4,323 million. We intend to use the proceeds from these capital increases to purchase up to 10% of the outstanding shares of Portugal Telecom, to reduce our net debt, to facilitate our operational development, and to pursue market opportunities outside of Brazil. As of April 28, 2011, Telemar has purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of its outstanding shares, for an aggregate purchase price of R$1,207 million in transactions carried out through brokers that we have engaged for this purpose. In addition, Telemar has used a portion of its capital increase to prepay R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by 7.5% in 2010 following a contraction of 0.2% in 2009. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 30.9 million as of December 31, 2000 to 42.0 million as of December 31, 2010, and the number of mobile subscribers in Brazil increased from 23.2 million as of December 31, 2000 to 202.9 million as of December 31, 2010. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three years ended December 31, 2010, the number of mobile subscribers in Brazil has grown at an average rate of 22.6% per year while the number of fixed lines in service in Brazil has increased by an average rate of 6.6% per year. As the incumbent provider of fixed-line services and a leading provider of mobile services in Region I and Region II, we are both a principal target and a principal beneficiary of this trend. During the three years ended December 31, 2010, the number of our mobile subscribers in Region I has grown at an average rate of 15.3% per year from 15.9 million as of December 31, 2007 to 24.4 million at December 31, 2010 and the number of Brasil Telecom Mobile’s mobile subscribers in Region II has grown at an average rate of 22.2% per year from 4.3 million at December 31, 2007 to 7.8 million at December 31, 2010, while the number of our fixed lines in service in Region I has decreased by an average rate of 3.4% per year from 14.2 million at December 31, 2007 to 12.8 million at December 31, 2010 and number of Brasil Telecom’s fixed lines in service in Region II has declined by an average rate of 3.6% per year from 8.0 million at December 31, 2007 to 7.2 million at December 31, 2010.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. Because the number of our customers terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region I declined by 1.4 million and the number of Brasil Telecom’s fixed lines in service in Region II declined by 0.8 million between December 31, 2007 and December 31, 2010. In addition, the new fixed lines that we have activated between December 31, 2007 and December 31, 2010 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by (1) offering value-added services to our fixed-line customers, primarily subscriptions for broadband services, and (2) promoting convergence of our telecommunications services through offerings of bundled packages of local fixed-line, long-distance, mobile and broadband services. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2010, 21.5% of our fixed lines in service also subscribed for ADSL service and 3.0% of our local fixed-line customers subscribed for bundled service packages, which account for 22.9% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans, which we launched in the second quarter of 2006, represented 73.0% of our fixed lines in service as of December 31, 2010 as compared to 36.6% as of December 31, 2007. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones in Region I declined by 70.2% from 2007 to 2010 and use of Brasil Telecom’s public telephones in Region II declined by 70.6% from 2007 to 2010.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region I has grown from 15.9 million at December 31, 2007 to 24.4 million at December 31, 2010 has been the success of our marketing and promotion campaigns. In addition, (1) our acquisition of Invitel resulted in the addition of 5.6 million customers in Region II as of January 8, 2009, which has grown to 7.8 million as of December 31, 2010, (2) our commencement of mobile services in the State of São Paulo in October 2008 led to the addition of 7.2 million mobile customers in Region III as of December 31, 2010, and (3) our acquisition of Amazônia Celular resulted in the addition of 1.4 million customers in Region I as of April 3, 2008.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2010, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.3% per month, respectively. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

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

Demand for Our Data Transmission Services

Our broadband services customer base has grown from approximately 1.5 million at December 31, 2007 to 4.3 million at December 31, 2010. As of December 31, 2010, our broadband services customer base included 2.4 million subscribers in Region I and 1.9 million subscribers in Region II. We believe that our growth in Region I has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. In addition, our acquisition of Invitel resulted in the addition of 1.8 million broadband services customers in Region II as of January 8, 2009, which has grown to 1.9 million as of December 31, 2010. We expect the number of our fixed-line customers in both Region I and Region II that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion in Region III and Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Brazil. During 2009 and 2010, we undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2009 and 2010, our mobile voice services in the State of São Paulo captured net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period) of 3.2 million and 1.7 million, respectively. In 2009 and 2010, our mobile data transmission services, consisting of 2G and 3G services to mobile handsets and mini-modems, captured net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period) of approximately 174,900 and approximately 91,700, respectively. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The cost of our authorizations and radio frequency licenses was R$3,047 million, which we will pay to ANATEL in installments through 2023. During 2009 and 2010, we invested R$1,899 million and R$609 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans, financings and vendor financing.

The marketing and promotion campaigns related to our offerings of mobile voice services in the State of São Paulo and our mobile data transmission services throughout Brazil contributed to an increase in the selling expenses of our mobile services segment and to an increase in the amount of discounts that we recorded against gross operating revenue.

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

Effects of Competition on the Rates that We Realize and the Discounts We Record

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the convergence of technology and services enables telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

Following its acquisition by Vivendi, GVT has increased its competition for high-speed broadband subscribers in certain regions. In 2010, both GVT and Net offered significant discounts from their established service rates to attract customers to their broadband services in areas in which we compete for subscribers. In response to these efforts, we have also increased the discounts that we offer for certain of our broadband services.

In 2010, one of our competitors for long-distance services established a promotion under which this competitor is offering long-distance services at substantially reduced rates. We have not attempted to match these discounts as we believe that the discounts offered by this competitor are a temporary bid to increase market share and are not sustainable, and we believe that the effects on our margins of similar discounts would adversely affect our profitability.

In 2010, competition to provide mobile services intensified as the consolidation of mobile service providers over recent years has led to aggressive discounting by the remaining providers in an effort to increase their respective market shares.

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

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company.

Our concession contracts to provide fixed-line services in Region I and Region II provide that these contracts may be amended by the parties every five years prior to the expiration date. We are currently discussing modifications to our concession agreements with ANATEL that were expected to be effective as of January 1, 2011. Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidisied service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism agains the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective or the effects of these amendments on our financial condition and results of operations.

In addition:

•

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for

VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We understand that ANATEL is considering procedures for determining the reference value for VU-M rates which would result in all or most of the reductions to VC-1, VC-2 and VC-3 rates being applied to reduce the VU-M rates. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011. As we are a provider of both fixed-line and mobile services, the effects of these new regulations, if adopted, on our results of operations is uncertain.

•

ANATEL has proposed new regulations under which it would grant licenses to use radio spectrum in the 450 Mhz band to telecommunications providers that agree to provide services in rural areas. The public consultation period for these regulations has expired and we expect that ANATEL these regulations will become effective during the second quarter of 2011.

•

In November 2010, ANATEL announced the opening of the market for subscription television services. We expect that under pending amendments to our concession agreements the restrictions that currently prohibit us from offering subscription television services over our fixed-line networks are likely to be removed, permitting us to offer IP TV. We expect that ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit us to provide subscription television services.

•

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. We can provide no assurance as to the scope and final form of the General Plan on Competition Targets, if adopted, or the effect of the General Plan on Competition Targets on our financial condition and results of operations.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2010, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$826 million and we had recorded an aggregate provision of related to these proceedings in the same amount.

During 2010, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$148 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

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

Our consolidated indebtedness denominated in U.S. dollars, euros and Japanese Yen represented 20.0%, 5.7% and 2.7%, respectively, of our outstanding indebtedness at December 31, 2010. As a result, when the real appreciates against the U.S. dollar, the euro or the Japanese Yen:

•	the interest costs on our indebtedness denominated in U.S. dollars, euros or Japanese Yen declines in reais, which positively affects our results of operations in reais;

•	the amount of our indebtedness denominated in U.S. dollars, euros or Japanese Yen declines in reais, and our total liabilities and debt service obligations in reais decline; and

•	our net interest expenses tend to decline as a result of foreign exchange gains that we record.

A depreciation of the real against the U.S. dollar has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations the CDI. At December 31, 2010, we had entered into hedging transactions in respect of 92.5% of our indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$29,136 million.

The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Interest expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 8 to our consolidated financial statements. In 2010, we recorded total financial expenses of R$4,361 million, of which R$2,645 million consisted primarily of interest expenses on loans and debentures payable to third parties, the effects of which were partially offset by a R$207 million gains from monetary correction and exchange differences on third-party loans and financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to loans and financings, including debt securities, and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

Our telecommunications services are generally not affected by major seasonal variations of the market, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Recent Developments

TNL Capital Increase

On March 28, 2011, TNL conducted a capital increase in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds to TNL from this capital increase were R$2,978 million.

Telemar Capital Increase

On March 28, 2011, Telemar conducted a capital increase in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds to Telemar from this capital increase were R$5,969 million, of which R$4,625 million represented the purchase price for the shares of Telemar subscribed to by TNL. In this capital increase, TNL purchased 46,743,149 common shares of Telemar.

Prepayment under Telemar Line of Credit

In April 2011, Telemar prepaid R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009.

Acquisition of Portugal Telecom Shares

As of April 28, 2011, Telemar has purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of its outstanding shares, for an aggregate purchase price of R$1,207 million in transactions carried out through brokers that we have engaged for this purpose.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our consolidated financial statements.

	Year Ended December 31, 2010
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	22,655	R$	10,001	R$	1,046	R$	(4,223)	R$	29,479
Cost of sales and services		(14,811)		(5,454)		(491)		4,118		(16,638)

Gross profit		7,844		4,547		555		(105)		12,841
Selling expenses		(2,945)		(1,981)		(395)		435		(4,886)
General and administrative expenses		(2,011)		(604)		(209)		34		(2,790)
Other operating income (expenses), net		(715)		37		(36)		(354)		(1,068)

Operating income before financial income (expenses) and taxes	R$	2,173	R$	1,999	R$	(85)	R$	10	R$	4,097

	Year Ended December 31, 2009
	Fixed- Line Services		Mobile Services		Other		Non- allocated segment		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	23,923	R$	8,797	R$	935	R$	—	R$	(3,658)	R$	29,997
Cost of sales and services		(15,819)		(5,616)		(520)		—		3,497		(18,458)

Gross profit		8,104		3,181		415		—		(161)		11,539
Selling expenses		(3,216)		(2,210)		(348)		—		472		(5,302)
General and administrative expenses		(2,257)		(624)		(220)		—		34		(3,067)
Gain on acquisition of Brasil Telecom		—		—		—		6,684		—		6,684
Losses on financial assets available for sale		—		—		—		(1,128)		—		(1,128)
Other operating income (expenses), net		(448)		17		(155)		—		(332)		(918)

	Year Ended December 31, 2009
	Fixed- Line Services		Mobile Services		Other		Non- allocated segment		Eliminations		Consolidated
	(in millions of reais)

Operating income before financial income (expenses) and taxes	R$	2,183	R$	364	(R$	308)	R$	5,556	R$	13	R$	7,808

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth the components of consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	29,479	R$	29,997	(1.7)
Cost of sales and services		(16,639)		(18,458)	(9.9)

Gross profit		12,841		11,539	11.3
Operating expenses:
Selling expenses		(4,886)		(5,302)	(7.8)
General and administrative expenses		(2,790)		(3,067)	(9.0)
Gain on acquisition of control of Brasil Telecom		—		6,684	(100.0)
Losses on financial assets available for sale		—		(1,128)	(100.0)
Other net operating income (expenses)		(1,067)		(918)	16.3

Operating income before financial income (expenses) and taxes		4,097		7,808	(47.5)
Financial income		1,929		1,601	20.5
Financial expenses		(4,361)		(3,988)	9.3

Financial income (expenses)		(2,431)		(2,387)	1.9

Income before taxes		1,666		5,421	(69.3)
Income tax and social contribution		84		(328)	n.m.

Net income	R$	1,749	R$	5,092	(65.6)

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue increased by 0.1% in 2010, principally due to a 14.6% increase in gross operating revenue of our mobile services segment, the effects of which were partially offset by a 3.6% decline in gross operating revenue of our fixed-line services segment.

Net operating revenue declined by 1.7% in 2010, principally due to a 5.3% decline in net operating revenue of our fixed-line services segment, the effects of which were partially offset by a 13.7% increase in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 15.5% in 2010.

Net Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line services segment, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais except percentages)

Local fixed-line services	R$	12,682	R$	13,148	(3.5)
Local fixed-to-mobile calls (VC1)		3,971		4,523	(12.2)
Long-distance fixed-line services		4,423		4,734	(6.6)
Long-distance fixed-to-mobile calls (VC2 and VC3)		1,214		1,445	(16.0)
Remuneration for the use of the fixed-line network		1,388		1,359	2.1
Data transmission services		9,437		8,797	7.3
Public phones		523		968	(46.0)
Other fixed-line services		1,479		1,460	1.3

Gross operating revenue		35,117		36,434	(3.6)
Value-added and other indirect taxes		(9,102)		(9,113)	(0.1)
Discounts and returns		(3,360)		(3,398)	1.1

Net operating revenue	R$	22,655	R$	23,923	(5.3)

Gross operating revenue of our fixed-line services segment declined by 3.6% in 2010, principally due to (1) a 12.2% decline in gross operating revenue from local fixed-to-mobile calls, (2) a 3.5% decline in gross operating revenue from local fixed-line services, (3) a 46.0% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, (4) a 6.6% decline in gross operating revenue from long-distance fixed-line calls, and (5) a 16.0% decline in gross operating revenue from long-distance fixed-to-mobile calls. The effects of these declines were partially offset by a 7.3% increase in gross operating revenue from data transmission services.

Gross Operating Revenue from Fixed-Line Local Services

Gross operating revenue from local fixed-line services declined by 3.5% during 2010, primarily due to a 23.9% decline in gross operating revenue from metered services. Gross operating revenue from metered services charges declined primarily as a result of (1) a 6.0% decline in the average number of fixed-lines in service, and (2) a 23.4% decline in the average number of billed minutes per fixed-line customer, principally as a result of the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks. Billed minutes are the number of local minutes that exceed the monthly allowance under a customer’s service plan. The effects of these declines was partially offset by rate increases for billed local minutes of 0.98% and 0.66% that were implemented in September 2009 and October 2010, respectively.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 12.2% during 2010, principally as a result of a 12.7% decline in the total number of local fixed-to-mobile minutes, primarily as a result of (1) the decline in the number of our fixed-line customers, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, the effects of which were partially offset by a 1.8% decline in the number of subscriptions to our alternative plans, which include some fixed-to-mobile minutes, to 12.5 million at December 31, 2010 from 12.7 million at December 31, 2009. The effects of the decline in local fixed-to-mobile minutes on gross operating revenue from local fixed-to-mobile calls was partially offset by increases in the VC1 rate of 0.98% in February 2010 and 0.66% in October 2010.

Gross Operating Revenue from Long-Distance Fixed-Line Services

Gross operating revenue from long-distance fixed-line services declined by 6.6% during 2010, primarily due to (1) an 8.3% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls, and (2) a 17.1% decline in gross operating revenue from fixed-to-fixed intersectorial long-distance calls. We account for long-distance calls as long-distance fixed-line services if they are fixed-to-fixed calls or are originated on a mobile handset.

We account for calls as intrasectorial calls if they are:

•

originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same sector, but in different local areas, which are charged at long-distance rates regulated in accordance with the distance separating callers. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state.

•

originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code 27), which are charged at the VC2 or VC3 rate.

We account for calls as intersectorial calls if they are:

•

originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same service region, but in different sectors, which are charged at long-distance rates regulated in accordance with the distance separating callers; or

•

originated by a mobile subscriber registered in one home registration area and terminated on a fixed-line telephone or a mobile handset in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code 11), which are charged at the VC2 or VC3 rate, as intersectorial long-distance calls.

Gross operating revenue from intrasectorial long-distance calls and intersectorial long-distance calls declined principally as a result of a 16.4% and 17.5% decline in the total number of intrasectorial long-distance minutes and intersectorial long-distance minutes, respectively, primarily as a result of (1) an aggressive discounting campaign undertaken in 2010 by one of our competitors, and (2) the effects of the decline in the number of our fixed-line customers, who are more likely to choose our long-distance services than customers of other fixed-line providers. The effects of these declines was partially offset by increases in our VC2 and VC3 rates of 0.98% in February 2010 and increase in our regulated long-distance rates of 0.98% and 0.66% that were implemented in September 2009 and October 2010, respectively.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC2 or VC3 rate, declined by 16.0% in 2010, principally as a result of declines of 14.0% and 11.0% in the total number of fixed-to-mobile minutes charged at VC2 rates and VC3 rates, respectively, primarily as a result of (1) an aggressive discounting campaign undertaken in 2010 by one of our competitors, and (2) the effects of the decline in the number of our fixed-line customers, who are more likely to choose our long-distance services than customers of other fixed-line service providers. The effects of these declines was partially offset by increases in our VC2 and VC3 rates and our regulated long-distance rates.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 2.1% during 2010 as a result of (1) a 2.2% increase in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, and (2) a 2.1% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, in each case primarily as a result of increases in our TU-RL and TU-RIU rates of 0.98% and 0.66% that were implemented in September 2009 and October 2010, respectively

Of our gross operating revenue from remuneration for the use of the fixed-line network, 31.6% and 34.1% represented interconnection fees paid by Oi and Brasil Telecom Mobile during 2009 and 2010, respectively, and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services increased by 7.3% during 2010, principally due to (1) a 6.6% increase in gross operating revenue from ADSL subscriptions, and (2) an 8.1% increase in gross operating revenue from commercial data transmission services.

Gross operating revenue from ADSL subscriptions increased primarily as a result of (1) a 3.4% increase in the average number of ADSL subscriptions increased to 4.4 million during 2010 from 4.2 million during 2009, and (2) the migration of customers to higher bandwidth subscriptions. As of December 31, 2010, our ADSL customer base represented 21.5% of our total fixed lines in service as compared to 19.5% as of December 31, 2009.

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) a 35.9% increase in gross operating revenue from IP services, principally as a result of increased demand for these services, particularly from public entities, banks and card payment companies, (2) a 7.0% increase in gross operating revenue from EILD services, principally as a result of increased demand for these services due to the integration of the networks of Telemar and Brasil Telecom, and (3) a 7.9% increase in gross operating revenue from SLD services, principally as a result of the increase in demand for these services due to the integration of the networks of Telemar and Brasil Telecom. Of our gross operating revenue from commercial data transmission services, 6.8% during 2010 and 7.5% during 2009 represented fees paid by Oi and Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones, declined by 46.0% during 2010, primarily as a result of a 52.4% decline in the number of public phone credits used. This decline is primarily a result of a general trend of reduced usage of pre-paid calling cards for use in public telephones due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services declined by 0.1% during 2010, primarily as a result of the decline in our gross operating revenue.

We are required to contribute to the FUST and the FUNTTEL. We are required to contribute 1.0% of our revenue from sales and services from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), to the FUST. We are required to contribute 0.5% of our revenue from sales and services from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts and Returns

Discounts offered on our fixed-line services generally consist of rebates on pre-paid public calling cards and rebates on pulse-based revenues as a result of our migration from pulses to minutes. Discount and returns on our fixed-line services increased by 1.1% during 2010, primarily as a result of an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of the fixed-line services segment declined by 5.3% to R$22,655 in 2010 from R$23,923 million in 2009.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)

Mobile telephone services	R$	8,457	R$	7,218	17.2
Remuneration for the use of the mobile network		5,361		4,690	14.3
Sales of handsets and accessories		246		368	(33.2)

Gross operating revenue		14,064		12,276	14.6
Value-added and other indirect taxes		(2,531)		(2,219)	14.1
Discounts and returns		(1,532)		(1,260)	21.6

Net operating revenue	R$	10,001	R$	8,797	13.7

Gross operating revenue of our mobile services segment increased by 14.6% during 2010, primarily due to (1) a 17.2% increase in gross operating revenue from mobile telephone services, and (2) a 14.3% increase in gross operating revenue from remuneration for the use of our mobile networks.

Gross Operating Revenue from Mobile Telephone Services

Gross operating revenue from mobile telephone services increased by 17.2% principally due to (1) a 13.9% increase in gross operating revenue from billed minutes, (2) a 37.4% increase in gross operating revenue from additional services, and (2) a 14.9% increase in gross operating revenue from monthly subscription fees.

The average number of our pre-paid mobile customers increased by 7.5% to 32.6 million during 2010 from 30.3 million during 2009, primarily as a result of the increase in our customer base in the state of São Paulo. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 17.2% to 6.3 million during 2010 from 5.3 million during 2009, primarily as a result of the success of our strategy of marketing our “Oi Conta Total” bundled plans to high-income customers. As of December 31, 2010, pre-paid customers represented 86.5% of our mobile customer base and post-paid customers represented 13.5% of our mobile customer base. Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 4.4% to R$23.50 during 2010 from R$22.50 during 2009.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of (1) the 7.5% increase in the average number of our pre-paid mobile customers, and (2) the 17.2% increase in the average number of our post-paid mobile customers.

Gross operating revenue from additional services, consisting primarily of our mobile data transmission services, increased primarily as a result of:

•	our promotion in 2010 of our “Oi Velox” mini-modem service with unlimited usage plans, which we did not offer in 2009; and

•

an 89.0% increase in gross operating revenue from subscription fees for data transmission services packages, primarily as a result of the growth of the number of our data transmission services customers to approximately 623,900 as of December 31, 2010 from 469,000 as of December 31, 2009.

Gross operating revenue from monthly subscription fees increased primarily as a result of

•	the increase in the number of subscribers to our post-paid plans; and

•	the migration of our post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 14.3% during 2010 as a result of a 30.4% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to an increase in the number of long-distance calls made by our mobile customers to fixed-lines, for which we receive an interconnection payment form the long-distance carrier, as a result of promotion that we offered in the state of São Paulo that allowed them to make long-distance calls at a reduced rate.

Of the gross operating revenue from remuneration for use of the mobile network, 78.9% during 2010 and 78.7% during 2009 represented interconnection fees paid by Telemar and Brasil Telecom for the use of our mobile networks to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 14.1% during 2010, primarily as a result of the increase in the gross operating revenue of this segment.

Discounts and Returns

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discount and returns on our mobile services increased by 21.6% during 2010, primarily as a result of our strategy to increase discounts to maintain our market share as price competition increases.

Net Operating Revenue

As a result of the foregoing, net operating revenue of the mobile services segment increased by 13.7% to R$10,001 in 2010 from R$8,797 million in 2009.

Cost of Sales and Services

Cost of sales and services declined by 9.9% during 2010, principally due to (1) a 6.4% decline in cost of sales and services of our fixed-line services segment, and (2) to a lesser extent, a 2.9% decline in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line services segment, 17.3% during 2010 and 14.1% during 2009 represented (1) interconnection fees paid by our fixed-line services segment for the use of the mobile networks of our mobile services segment to complete fixed-to-mobile calls, (2) fees paid by our fixed-line services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 13.2% during 2010 and 10.1% during 2009 represented (1) interconnection fees paid by our mobile services segment for the use of the fixed-line networks of our fixed-line services segment to complete mobile-to-fixed calls, (2) fees paid by our mobile services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)

Interconnection	R$	5,070	R$	5,265	(3.7)
Depreciation and amortization		5,796		6,322	(8.3)
Grid maintenance service		2,016		2,477	(18.6)
Rental and insurance		1,270		1,336	(5.0)
FISTEL fee		649		614	5.7
Third-party services		712		721	(1.2)
Personnel		540		698	(22.6)
Materials		175		382	(54.2)
Costs of handsets and accessories		149		398	(62.5)
Concession contract renewal fee		157		160	(1.9)
Other costs of sales and services		105		84	25.0

Total cost of sales and services	R$	16,639	R$	18,458	(9.9)

Cost of Sales and Services of Our Fixed-Line Services Segment

Cost of sales and services of our fixed-line services segment declined by 6.4% during 2010, principally as a result of:

•

a 22.5% decline in grid maintenance services costs to R$1,812 million in 2010 from R$2,337 million during 2009, primarily as a result of our program to reduce costs by consolidating our network maintenance services in a smaller number of suppliers;

•

a 6.4% decline in depreciation and amortization costs to R$4,397 million during 2010 from R$4,696 million during 2009, primarily as a result of the revision of the useful lives assigned to our fixed assets which were applied as from January 1, 2010, other than the fixed assets of Brasil Telecom and its subsidiaries, for which the revision of the useful lives were applied as from September 30, 2009;

•

a 34.7% decline in personnel costs to R$273 million during 2010 from R$418 million during 2009, primarily as a result of the reduction in force that occurred during 2009 as part of the integration of the operations of Brasil Telecom with Telemar; and

•

a 42.5% decline in materials costs to R$150 million during 2010 from R$261 million during 2009, primarily as a result of our decision in 2010 to end our subsidies for modems used by our “Oi Velox” subscribers and a decline in our costs for prepaid calling cards used in our public telephones.

The effects of these declines were partially offset by a 2.2% increase in interconnection costs to R$6,146 million during 2010 from R$6,015 million during 2009, primarily as a result of an increase in the total number of minutes used by our fixed-line customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate.

The gross profit of our fixed-line services segment declined by 3.2% to R$7,844 million during 2010 from R$8,104 million during 2009. As a percentage of net operating revenue of this segment, gross profit increased to 34.6% during 2010 from 33.9% during 2009.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment declined by 2.9% during 2010, principally due to:

•

a 16.4% decline in depreciation and amortization expenses to R$1,386 during 2010 from R$1,657 million during 2009, primarily as a result of the revision of the useful lives assigned to our fixed assets which were applied as from January 1, 2010, other than the fixed assets of Brasil Telecom and its subsidiaries, for which the revision of the useful lives were applied as from September 30, 2009; and

•

a 53.2% decline in the cost of mobile handsets and accessories to R$179 million in 2010 from R$383 million during 2009, primarily due to the decline in the volume of handsets sold as a result of the implementation of our “SIM card only” strategy in Region II beginning in April 2009 under which we do not offer subsidies on handsets in the pre-paid segment or the post-paid segment (other than to our corporate clients).

The effects of these declines were partially offset by (1) a 7.3% increase in interconnection costs to R$2,210 million during 2010 from R$2,060 million during 2009, primarily as a result of an increase in the total number of minutes used by our mobile customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate, and (2) a 21.1% increase in rental and insurance costs to R$637 million during 2010 from R$526 million during 2009, primarily as a result of an increase in satellite leasing costs and an increase in right-of-way costs.

The gross profit of our mobile services segment increased by 43.0% to R$4,547 during 2010 from R$3,181 million during 2009. As a percentage of net operating revenue of this segment, gross profit increased to 45.5% during 2010 from 36.2% during 2009.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 11.3% to R$12,841 million in 2010 from R$11,539 million in 2009. As a percentage of net operating revenue, gross profit increased to 43.6% in 2010 from 38.5% in 2009.

Operating Expenses

Selling Expenses

Selling expenses declined by 7.8% during 2010, principally due to (1) an 8.4% decline in selling expenses of our fixed-line segment, and (2) a 10.3% decline in selling expenses of our mobile services segment.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment declined by 8.4% during 2010, principally due to a 34.2% decline in provision for doubtful accounts to R$630 million during 2010 from R$956 million during 2009, primarily as a result of our program to improve our billing and collection practices and the lower rate of customer defaults as a result of the improved economic outlook in Brazil, which resulted in decline in our provision for doubtful accounts as a percentage of net net operating revenue of this segment to 2.8% in 2010 from 4.0% in 2009. The effects of this decline were partially offset by an 18.6% increase in contact center expenses to R$750 million in 2010 from R$632 million in 2009, primarily as a result of increased costs related to the technical support of our “Oi Velox” service and our implementation of projects to improve the quality of our customer support for our fixed-line and broadband services.

As a percentage of net operating revenue of this segment, selling expenses declined to 13.0% during 2010 from 13.4% during 2009.

Mobile Services Segment

Selling expenses of our mobile services segment declined by 10.3% during 2010, principally due to:

•

a 29.1% declined in publicity and advertising expenses to R$280 million in 2010 from R$395 million in 2009, primarily as a result of a decline in spending on advertising production, cooperative advertising and broadcasting due to our renegotiation of many of these costs with the suppliers of these services and the reduction in our marketing expenses in Region II, which were enhanced during 2009 to support our launch of Oi’s service plans in Region II;

•

a 59.7% decline in third-party services to R$48 million in 2010 from R$119 million in 2009, primarily as a result of of decline in logistics expenses and, to a lesser extent, a decline in handset distribution expenses as a result in the decline in handsets that we sell.

•

a 16.1% decline in call center expenses to R$276 million in 2010 from R$329 million in 2009, primarily as a result of our relocation of two of our call center sites that support our post-paid and “Oi Conta Total” services to physical locations at which we were able to achieve lower personnel costs.

As a percentage of net operating revenue of this segment, selling expenses declined to 19.8% during 2010 from 25.1% during 2009.

General and Administrative Expenses

General and administrative expenses declined by 9.0% during 2010, principally due to a 10.9% decline in operating expenses of our fixed-line segment.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment declined by 10.9% during 2010, principally due to (1) a 45.0% decline in depreciation and amortization expenses to R$282 million in 2010 from R$513 million in 2009, primarily as a result of the revision of the useful lives assigned to our fixed assets which were applied as from January 1, 2010, other than the fixed assets of Brasil Telecom and its subsidiaries, for which the revision of the useful lives were applied as from September 30, 2009, and (2) a 15.7% decline in personnel expenses to R$430 million in 2010 from R$510 million in 2009, primarily as a result of the reduction in force that occurred during 2009 as part of the integration of the operations of Brasil Telecom with Telemar.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 8.9% in 2010 from 9.4% in 2009.

Mobile Services Segment

General and administrative expenses of our mobile services segment declined by 3.2% during 2010, principally due to a 53.3% decline in depreciation and amortization expenses to R$57 million in 2010 from R$122 million in 2009, primarily as a result of the revision of the useful lives assigned to our fixed assets which were applied as from January 1, 2010, other than the fixed assets of Brasil Telecom and its subsidiaries, for which the revision of the useful lives were applied as from September 30, 2009. The effects of this decline were partially offset by a 15.3% increase in third-party services to R$218 million in 2010 from R$189 million in 2009, primarily as a result of increase freight and logistics expenses.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 6.0% in 2010 from 7.1% in 2009.

Gain on Acquisition of Control of Brasil Telecom

We accounted for the acquisition of control of Invitel, the parent company of Brasil Telecom, in accordance with IFRS 3. After the purchase price allocation, we recognized a gain on acquisition in the amount of R$6,684 million in our income statement, due to the difference between the fair value of the net assets acquired of R$ 21,956 million and the sum of the amount paid of R$5,371 million, the fair value of non-controlling shareholders of R$7,758 million and the fair value of investments previously held by us of R$2,143 million.

Losses on Financial Assets Available for Sale

Prior to our acquisition of control of Invitel, we had purchased significant non-controlling shareholders in Brasil Telecom and its parent company Brasil Telecom Holding for an aggregate purchase price of R$3,271 million as described under “Item 4. Information on the Company—Our History and Development—Acquisition of Brasil Telecom. Prior to our acquisition of control of Invitel, these shares were classified as financial assets available for sale. As a result of our acquisition of control of Invitel, we recognized a loss on these shares of R$1,128 million equal to the difference between our cost of acquisition of these shares and the fair value of these shares on the acquisition date of R$2,143 million, which was determined based on the market price of these shares on acquisition date.

Other Operating Expenses, Net

Other Operating Income

Other operating income declined by 6.1% to R$1,332 million during 2010 from R$1,419 million during 2009, principally due to (1) a 50.5% decline in prescribed dividends to R$34 million in 2010 from R$69 million in 2009, (2) an 84.6% decline in recovery of pension fund expenses to R$6 million in 2010 from R$40 million in 2009, primarily as a result of revised actuarial calculations of our pension liabilities, and (3) a 33.4% decline in gain on sale of permanent assets to R$62 million in 2010 from R$93 million in 2009, primarily as a result of the substitution of automatic switching equipment in 2009 in order to upgrade the network capacity of Brasil Telecom. The effects of these declines were partially offset by an 11.8% increase in recovered expenses to R$449 million in 2010 from R$401 million in 2009, primarily as a result of a R$259 million reversal of a provision for a legal dispute relating to ICMS tax credits in 2010 due to a favorable court decision, compared to a R$184 million reversal of a provision for federal taxes which entered the tax refinancing program in 2009.

Other Operating Expenses

Other operating expenses increased by 2.7% to R$2,399 million in 2010 from R$2,337 million during 2009, principally due to (1) a 35.5% increase in provisions for contingencies to R$844 million in 2010 from R$622 million in 2009, and (2) a 179.0% increase in employee and management profit sharing expense to R$318 million in 2010 from R$114 million in 2009, primarily as a result of the achievement of certain economic and operational targets. The effects of these increases were partially offset by (1) a R$5 million reversal of provision for loss on investments and other in 2010 compared to a R$152 million provision recorded in 2009, primarily as a result of a R$62 million provision write-off of receivables from Barramar S.A., a customer of AIX, which sought bankruptcy protection in Brazil, and (2) an 81.4% decline in fine collection costs to R$25 million in 2010 from R$137 million in 2009.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 47.5% to R$4,097 million in 2010 from R$7,808 million in 2009. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 13.9% in 2010 from 26.0% in 2009.

Operating Income before Financial Income (Expenses) and Taxes of Our Fixed-Line Services Segment

Operating income before financial income (expenses) and taxes of our fixed-line services segment declined by 0.5% to R$2,173 million in 2010 from R$2,183 million in 2009. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes increased to 9.6% in 2010 from 9.1% in 2009.

Operating Income before Financial Income (Expenses) and Taxes of Mobile Services Segment

Operating income before financial income (expenses) and taxes of our mobile services segment increased to R$1,999 million in 2010 from R$364 million in 2009. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes increased to 20.0% in 2010 from 4.1% in 2009.

Financial Expenses, Net

Financial Income

Financial income increased by 20.5% to R$1,929 million during 2010 from R$1,601 million during 2009, principally due to (1) our recovery of expenses in the amount of R$217 million in 2010 as a result of the reversal of the monetary correction relating to a provision for a legal dispute over ICMS tax credits due to a favorable court decision, (2) a 27.0% increase in interest and monetary correction on other assets to R$743 million in 2010 from R$585 million in 2009, primarily as a result of an increase in interest on judicial deposits as a result of the increase in the amount of escrow deposits, and (3) a 14.5% increase in investment yield to R$914 million in 2010 from R$798 million in 2009, primarily as a result of an increase in the average amount of our financial investments, the effects of which were partially offset by a decline in the average interest rate earned on our financial investments.

Financial Expenses

Financial expenses increased by 9.3% to R$4,361 million during 2010 from R$3,988 million during 2009, principally due to (1) an 86.0% decline in gains from monetary correction and exchange differences on third-party loans and financing to R$207 million in 2010 from R$1,475 million in 2009, primarily as a result of the lower appreciation of the real against the U.S. dollar (the real appreciated by 4.3% against the U.S. dollar in 2010 compared to 25.5% in 2009), and (2) to a lesser extent, a 70.3% increase in interest on debentures to R$718 million in 2010 from R$422 million in 2009, primarily as a result of the increased principal amount of debentures that we had outstanding as a result of issuances during 2009 and 2010. The effects of these factors were partially offset by (1) a 62.9% decline in losses on derivative transactions to R$501 million in 2010 from R$1,353 million in 2009, primarily as a result of the lower appreciation of the real against the U.S. dollar, and (2) to a lesser extent, an 83.8% decline in foreign exchange differences arising on foreign currency cash investments to R$33 million in 2010 from R$202 million in 2009, primarily as a result of the lower appreciation of the real against the U.S. dollar.

Income Tax and Social Contribution

The nominal composite corporate statutory income tax and social contribution rate was 34% in 2010 and 2009. Income tax and social contribution was a benefit of R$84 million in 2010 compared to an expense of R$328 million in 2009. Our effective tax rate was (5.0)% in 2010 and 6.1% in 2009. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2010	2009

Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of interest on shareholders’ equity	(4.5)	0.1
Tax effects of tax incentives	(7.6)	(0.9)
Tax effects of permanent exclusions	(10.4)	(31.2)
Tax effects of compensation of tax loss carryforwards	(1.9)	(0.4)
Tax effects of unrecognized deferred tax assets	1.2	4.9
Tax effects of recognized deferred tax assets	(15.8)	(0.6)

Effective rate	(5.0)%	6.1%

Our effective tax rate was (5.0)% in 2010, primarily as a result of (1) the tax effect of our recognition of deferred tax assets accrued during prior years, but not previously recognized due to uncertainty regarding their eventual realization, which lowered our effective tax rate by 15.8%, (2) the tax effects of permanent deductions, such as ICMS, incentives and sponsorships, which lowered our effective tax rate by 10.4%, (3) the tax effect of certain tax incentives, primarily operating profit under an incentive-granting report issued by the Northeast Development Authority, which lowered our effective tax rate by 7.6%, and (4) the tax effect of our payment of interest on shareholders’ equity of Telemar and Brasil Telecom, which lowered our effective tax rate by 4.5%.

Our effective tax rate was 6.1% in 2009, primarily as a result of the tax effects of the exclusion of the gain on the acquisition of control of Brasil Telecom, which lowered our effective tax rate by 31.2%, the effects of which were partially offset by the tax effect of our inability to recognize certain deferred tax assets as a result of the uncertainty regarding their eventual realization, which increased our effective tax rate by 4.9%.

Net Income

Our net income declined by 65.6% to R$1,749 million in 2010 from R$5,092 million in 2009. As a percentage of net operating revenue, net income declined to 5.9% in 2010 from 17.0% in 2009.

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

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	long-term loans; and

•	sales of debt securities in domestic and international capital markets.

During 2010, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2010, our consolidated cash and cash equivalents and cash invesments amounted to R$11,200 million. At December 31, 2010, we had working capital of R$2,857 million. We believe that our working capital is sufficient for our requirements during 2011.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$17.9 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures of R$4.8 billion in 2011, and approximately R$23.1 billion to meet our long-term contractual obligations in 2012 and 2013. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

We have unused credit facilities with several financial institutions under which the lenders have committed to provide us with financing in the future, including (1) a line of credit with China Development Bank that we entered into in April 2011 under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million, (2) an export credit facility agreement with Cisco Systems Capital that we entered into in March 2011 under which Cisco Systems Capital agreed to disburse loans in the aggregate principal amount of up to US$100 million, and (3) an export credit facility agreement with Export-Import Bank of China that we entered into in September 2010 under which Export-Import Bank of China agreed to disburse loans in the aggregate principal amount of up to US$100 million.

Disbursements under these credit facilities are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$8,469 million in 2010 and R$9,011 million in 2009. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,619 million in 2010 and R$9,940 million in 2009.

During 2010, investing activities for which we used cash primarily consisted of (1) investments of R$3,572 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to voice transmission equipment and data transmission equipment, particularly equipment to improve our services to corporate clients, and (2) net judicial deposits (consisting of deposits less redemptions) of R$1,050 million, primarily related to provisions for labor, taxes and civil contingencies.

During 2009, investing activities for which we used cash primarily consisted of (1) investments of R$5,742 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to data transmission and voice transmission equipment, (2) investments of R$2,610 million related to our acquisition of control of Brasil Telecom, and (3) net judicial deposits (consisting of deposits less redemptions) of R$1,618 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

Financing activities used net cash of R$1,004 million in 2010 and R$2,364 million in 2009.

During 2010, our principal sources of borrowed funds consisted of:

•	R$2,000 million aggregate principal amount of non-convertible debentures issued in April 2010;

•	€750 million aggregate principal amount of senior notes issued in December 2010;

•	US$1,000 million aggregate principal amount of senior notes issued in September 2010;

•	R$1,585 million aggregate net proceeds of a real estate securitization transaction that we entered into in August 2010;

•	R$1,500 million aggregate principal amount of non-convertible debentures issued in August 2010;

•	R$1,093 million aggregate principal amount borrowed under a credit facility with BNDES, that we entered into in December 2009;

•	US$235 million aggregate principal amount borrowed under an export credit facility that we entered into in August 2009; and

•	US$94 million aggregate principal amount borrowed under an export credit facility that we entered into in October 2009;

•	US$52 million aggregate principal amount borrowed under an export credit facility that we entered into in February 2009;

•	US$50 million aggregate principal amount borrowed under an unsecured line of credit in March 2010;

•	R$95 million aggregate principal amount borrowed under a credit facility with a commercial bank in December 2010; and

•	US$46 million aggregate principal amount borrowed under an export credit facility that we entered into in April 2010.

We used cash to (1) repay R$11,404 million principal amount of of our outstanding loans and financing, debentures, derivatives and leases, and (2) pay dividends and interest on shareholders’ equity in the aggregate amount of R$1,165 million.

During 2009, our principal sources of borrowed funds consisted of:

•	R$2,572 million aggregate principal amount non-convertible debentures issuance in April 2009;

•	R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009;

•	R$1,500 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in December 2009;

•	US$750 million aggregate principal amount senior notes issuance in April 2009;

•	US$227 million aggregate principal amount borrowed under an export credit facility that we entered into in February 2009;

•	R$369 million aggregate principal amount borrowed under a credit facility with BNB that we entered into in February 2009;

•	R$313 million aggregate principal amount borrowed under a credit facility with BNDES that Brasil Telecom entered into in November 2006;

•	US$108 million aggregate principal amount borrowed under an export credit facility that we entered into in June 2008; and

•	US$50 million aggregate principal amount borrowed under an unsecured line of credit in May 2009.

We used cash (1) to repay R$5,931 million principal amount of of our outstanding loans and financing, debentures, derivatives and leases, (2) to acquire 40,452,227 common shares of Brasil Telecom Holding and 630,872 common shares of Brasil Telecom for an aggregate amount of R$2,657 million in mandatory tender offers we conducted for any and all outstanding common shares of Brasil Telecom Holding and Brasil Telecom, and (3) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$2,668 million.

Indebtedness and Financing Strategy

At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$29,136 million, consisting of R$7,144 million of short-term indebtedness, including the current portion of long-term indebtedness (or 24.5% of our total indebtedness), and R$21,992 million of long-term indebtedness (or 75.5% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness at December 31, 2010 was R$20,835 million, or 71.5% of our total indebtedness, and our foreign currency-denominated indebtedness was R$8,301 million, or 28.5% of our total indebtedness. At December 31, 2010, our real-denominated indebtedness bore interest at an average rate of 11.4% per annum, and our foreign currency denominated debt bore interest at an average rate of 4.6% per annum for loans denominated in U.S. dollars, 1.0% per annum for loans denominated in Japanese yen, 5.1% per annum for loans denominated in euros and 9.6% for loans bearing interest at rates linked to the Cesta de Moedas.

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

Short-Term Indebtedness

Our consolidated short-term debt, including the current portion of long-term loans and financings and debentures, was R$7,144 million at December 31, 2010. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities. However, in light of market conditions at the time, we entered into certain short-term debt instruments for the financing of the Brasil Telecom Transaction. We believe that we will be able to repay the outstanding amount of these short-term debt instruments at maturity or refinance these short-term debt instruments prior to their maturity with the proceeds of long-term debt instruments.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	fixed-rate notes issued in the international market; and

•	bank credit facilities.

Some of our debt instruments require that TNL, Telemar or Brasil Telecom comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We believe that our compliance with the financial covenants in our debt instruments will not adversely affect our ability to implement our financing plans.

We were in compliance with these financial covenants at December 31, 2010, other than the debt service coverage ratio covenant contained in a syndicated credit facility guaranteed by The Japan Bank of International Cooperation, or JBIC. Our compliance with this covenant for the December 31, 2010 measurement date was waived by JBIC in November 2010. We currently believe that we will be able to comply with these financial covenants during 2011. However, as of December 31, 2010, based on the information available to us at that time, we were unable to conclude that we would be able to comply with this financial covenant at each measurement date during 2011 and, accordingly, the outstanding amount under this facility of R$604 million was classified in current liabilities.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2010, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

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

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2010.

Facility	Outstanding Principal Amount		Interest Rate	Amortization Schedule		Final Maturity
	(in millions)

Telemar 2004 credit facility	R$	176	TJLP plus 4.50%	Monthly		October 2012
Brasil Telecom 2006 credit facility:
A loans	R$	1,413	TJLP plus 4.30%	Monthly		May 2014
B loans	R$	38	TJLP plus 2.30%	Monthly		May 2014
Telemar 2006 credit facility:
A loans	R$	1,334	TJLP plus 4.50%	Monthly		June 2014
B loans	R$	56	TJLP plus 2.50%	Monthly		June 2014
Oi 2007 credit facility	R$	383	TJLP plus 4.50%	Monthly		January 2015
Brasil Telecom Mobile 2008 credit facility	R$	251	TJLP plus 3.52%	Monthly		September 2017
Telemar 2009 credit facility:
Floating-rate loans	R$	880	TJLP plus 3.95%	Monthly	(1)	December 2018
Fixed-rate loans	R$	240	4.50%	Monthly	(1)	December 2018
Oi 2009 credit facility
Floating-rate loans	R$	613	TJLP plus 3.95%	Monthly	(1)	December 2018
Fixed-rate loans	R$	30	4.50%	Monthly	(1)	December 2018
Brasil Telecom 2009 credit facility:
Floating-rate loans	R$	247	TJLP plus 3.95%	Monthly	(1)	December 2018
Fixed-rate loans	R$	93	4.50%	Monthly	(1)	December 2018
Brasil Telecom Mobile 2009 credit facility
Floating-rate loans	R$	479	TJLP plus 3.95%	Monthly	(1)	December 2018
Fixed-rate loans	R$	12	4.50%	Monthly	(1)	December 2018

(1)	Amortization on this facility commences in January 2012.

Debentures

Telemar and Brasil Telecom have issued several series of debentures in the Brazilian market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2010, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)

TNL Debentures due 2011	R$	1,500	CDI plus 1.10%	February 2011
Telemar Debentures due 2011	R$	1,620	103% of CDI	March 2011
Telemar Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
Brasil Telecom Debentures due 2013	R$	1,080	CDI plus 3.5%	June 2013 (1)
Telemar Debentures due 2014	R$	1,754	CDI plus 1.20%	April 2014
Telemar Debentures due 2020	R$	246	IPCA plus 7.98%	April 2020

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.

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

In May 2009, Telemar entered into an unsecured line of credit with a U.S. financial institution in the aggregate amount of US$50 million. The loans under this line of credit bear interest at 5.0% per annum, payable semi-annually in arrears in May and November until maturity. The principal of these loans is payable in 10 semi-annual installments, commencing in May 2010.

In November 2009, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$2,000 million, with maturity at November 2014. The loans under this line of credit bore interest at the rate of 117.5% of the CDI rate, payable quarterly in arrears from February 2010 through November 2011, and monthly from December 2011 through maturity. The principal of these loans was payable in 36 equal monthly installments, commencing in December 2011. Telemar prepaid all amounts due under this line of credit in April 2011.

In March 2010, Telemar entered into an unsecured line of credit with a U.S. financial institution in the aggregate amount of US$50 million. The loans under this line of credit bear interest at 5.0% per annum, payable semi-annually in arrears in March and September until maturity. The principal of these loans is payable in 10 semi-annual installments, commencing in March 2011.

Credit Facilities with Export Credit Agencies

Credit Facilities with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with Finnish Export Credit Ltd., or FINNVERA, under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. At December 31, 2010, the outstanding principal amount under this export credit facility was US$280 million.

In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million and US$27 million under this export credit facility were received in February and May 2010, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. At December 31, 2010, the outstanding principal amount under this export credit facility was US$235 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to our infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-

annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. At December 31, 2010, the outstanding principal amount under these loans was US$211 million.

Credit Facilities with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation, or China Development Bank, under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to our capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. At December 31, 2010, the outstanding principal amount under this credit facility was US$279 million.

In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million under this credit facility were received in 2010. The proceeds of this credit facility have been and will be used to fund equipment purchases related to our capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. At December 31, 2010, the outstanding principal amount under this credit facility was US$94 million.

Credit Facilities with The Office National Du Ducroire (ONDD)

In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole Corporate and Investment Bank, or Credit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. The first disbursement under the first tranche of this facility was received in July 2010 in the aggregate principal amount of US$46 million. The proceeds of this disbursement have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. The Office National Du Ducroire, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. At December 31, 2010, the outstanding principal amount under this credit facility was US$46 million.

Fixed-Rate Notes

We have issued four series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of December 31, 2010, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)

TNL 8.00% notes due 2013 (1)	US$	150	December 2013 (2)
Telemar 5.125% senior notes due 2017		€750	December 2017
Telemar 9.500% senior notes due 2019	US$	142	April 2019
Telemar 5.500% senior notes due 2020	US$	1,787	October 2020

(1)	These notes are insured against political risk.
(2)	The maturity date of these notes may be extended for a period of up to 18 months from the expected maturity date as a result of the existence on the expected maturity date of a currency inconvertibility/non-transfer event under the political risk insurance policy that covers these notes.

Credit Facilities with Commercial Banks

In August 2001, we entered into a credit facility with ABN AMRO Bank N.V., or ABN, as administrative agent and lead arranger, together with Oi’s principal suppliers (Nokia, Siemens and Alcatel) and other international banks, under which we received loans in the aggregate principal amount of US$1,400 million. The proceeds of this credit agreement were used to fund capital expenditures and working capital related to the launch of our mobile telecommunications services. The terms of this credit facility have been renegotiated four times, most recently in November 2007. Loans under this credit facility currently bear interest at the rate of LIBOR plus 0.25% to 0.76% per annum. Interest on each of these loans is payable quarterly in arrears through maturity in November 2012. The outstanding principal amount of these loans is payable in semiannual installments through maturity. At December 31, 2010, the outstanding principal amount under this credit facility was US$97 million.

In September 2007, Telemar entered into a syndicated credit facility with Citibank Japan Ltd., as lead arranger, administrative agent and one of the lenders party thereto, Sumitomo Mitsui Banking Corporation, as co-lead arranger, collection agent and one of the lenders party thereto, under which Telemar borrowed an aggregate principal amount of US$360 million. The proceeds of this credit facility were used to fund the expansion of and technological enhancements to our fixed-line telecommunications network. Loans under this credit facility bear interest at the rate of Japanese yen LIBOR plus 0.48% per annum. Interest on these loans is payable semi-annually in arrears through maturity in September 2017. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in September 2009. Payments of principal and interest under this credit facility are guaranteed by JBIC. At December 31, 2010, the outstanding principal amount under this credit facility was ¥34,390 (US$423 million) million.

In February 2009, Oi entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility have been used for capital expenditures on our mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2010, the outstanding principal amount under this credit facility was R$370 million.

Real Estate Securitization Transaction

In August 2010, Telemar transferred 162 real estate properties to our wholly-owned subsidiary Copart 4 Participações S.A., or Copart 4, and Brasil Telecom transferred 101 real estate properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. Telemar entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 4 and Brasil Telecom entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million, and we record our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. We have used the proceeds raised in this transaction to repay short-term debt. As of December 31, 2010, the aggregate remaining lease payments due under these leases was R$1,585 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments at December 31, 2010.

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)

Loans and financing(1)	R$	5,295	R$	12,910	R$	4,212	R$	8,254	R$	30,671
Debentures(2)		4,261		3,710		—		519		8,491
Swap adjustments(3)		651		563		474		444		2,132
Maintenance contract obligations(4)		2,215		4,323		1,996		—		8,534
Concession fees(5)		158		297		273		1,274		2,002
Usage rights(6)		375		959		629		5		1,968
Pension plan contributions(7)		111		332		221		553		1,217

Total contractual obligations and commitments	R$	13,067	R$	23,094	R$	7,805	R$	11,049	R$	55,014

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Includes estimated future payments of interest on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(4)	Consists of remaining payment obligations under maintenance contracts applied ratably over the remaining terms of these contracts.

(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2026. These estimated amounts are calculated based on the amounts paid in 2009.
(6)	Consists of payments due to ANATEL for radio frequency licenses.
(7)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan and the Fundador/Alternativo plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil and labor of R$7,014 million at December 31, 2010. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our consolidated financial statements.

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

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2013. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by another member appointed by the chairman. The chairman of our board of directors is elected by the board of directors from among its members, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets on a quarterly basis and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age

José Mauro Mettrau Carneiro da Cunha	Chairman	April 2007	61
José Augusto da Gama Figueira	Alternate	April 2004	63
Otávio Marques de Azevedo	Director	October 2003	59
Lúcio Otávio Ferreira	Alternate	May 2008	43
Alexandre Jereissati Legey	Director	May 2008	41
Carlos Francisco Ribeiro Jereissati	Alternate	April 2007	64
Pedro Jereissati	Director	May 2008	32
Cristiano Yazbek Pereira	Alternate	April 2010	35
Fernando Magalhães Portella	Director	May 2008	59
Carlos Jereissati	Alternate	May 2008	39
Fábio de Oliveira Moser	Director	September 2009	43
Ricardo Ferraz Torres	Alternate	September 2009	43
Sergio Franklin Quintella	Director	April 2011	76
Rafael Cardoso Cordeiro	Alternate	April 2011	30
Renato Torres de Faria	Director	April 2011	49
Ricardo Antônio Mello Castanheira	Alternate	April 2011	55
Cláudio Figueiredo Coelho Leal	Director	April 2011	43
Laura Bedeschi Rego de Mattos	Alternate	April 2011	35
Zeinal Abedin Mahomed Bava	Director	April 2011	45

Name	Position	Member Since	Age

Luis Miguel da Fonseca Pacheco de Melo	Alternate	April 2011	44
Shakhaf Wine	Director	April 2011	41
Pedro Humberto Monteiro Durão Leitão	Alternate	April 2011	40
Carlos Fernando Costa	Director	April 2011	44
Armando Ramos Tripodi	Alternate	April 2011	52
Demósthenes Marques	Director	April 2011	45
Monica Ferreira Dias	Alternate	April 2011	51

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has been the chairman of our board of directors since April 2007 and serves as a nominee of FASS. Mr. Cunha has also been an alternate director of TmarPart since April 2008. He served as a member of the board of directors of TNL from April 1999 to July 2002 before he rejoined the board of directors of TNL, as chairman, in April 2007. Mr. Cunha has held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Braskem S.A. from July 2007 to April 2010, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-graduação e Pesquisa de Engenharis (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Otavio Marques de Azevedo. Mr. Azevedo has served as a member of our board of directors since October 2003 as a nominee of AG Telecom, and as the chairman of our board of directors from October 2003 to October 2004. Mr. Azevedo has served as a member of the board of directors of TmarPart since October 2004 and as the chairman of the board of directors of TmarPart since April 2008. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He has served as the chief executive officer of AG Telecom since April 2008 and has served as president of Grupo Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. Since 1993. Mr. Azevedo was the chairman of ANATEL’s consulting board from February 2001 to February 2002. He served as an executive vice president of TNL from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. He was the vice president of Telebrás from 1991 to 1993. Mr. Azevedo is the president of the board of director of CTX Participações S.A, Privatinvest Participações S.A and Alium Participações S.A. and a member of the board of directors of Telemar and Contax. Mr. Azevedo holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica de Minas Gerais.

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

Pedro Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2008 as a nominee of L.F. Tel. Mr. Jereissati has served as a member of the board of directors of TmarPart since April 2006 and as chief executive officer and investor relations officer of TmarPart since April 2008. He served as an alternate director of Telemar from 2002 to April 2011. Mr. Jereissati has also served as an officer of Instituto Telemar since April 2004. He has been a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, Jereissati Participações S.A. since April 2008, Contax since April 2006, and was a member of the board of directors of Pegasus from August 2000 to December 2002. Mr. Jereissati joined the Jereissati Group in 1995 and worked in the operational area in Empresa de Shopping Centers S.A. He served as the new business director of Jereissati Participações S.A. from April 2001 until June 2006, and as chief financial officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. Mr. Jereissati has served as an executive officer of L.F. Tel and La Fonte Telecom S.A. since May 2006. Mr. Jereissati is a member of the board of director of CTX Participações S.A and Privatinvest Participações S.A. Mr. Jereissati holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado and has an MBA from the Kellogg School of Management at Northwestern University. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

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

Fábio de Oliveira Moser. Mr. Moser currently serves as a member of our board of directors as a nominee of PREVI. He has served as director of investments for PREVI since June 2008. Mr. Moser served as vice-president of corporate governance and business at Brasil Telecom from October 1999 to October 2005. He served as task manager of strategic companies in the telecommunications division at PREVI. Mr. Moser has also served as a member of the boards of directors of several power companies, including Centrais Elétricas de Santa Catarina S.A. and Companhia de Eletricidade do Estado de Bahia (Coelba), Companhia Energética do Rio Grande do Norte (Cosern) and Companhia Energética de Pernambuco (Celpe) in the Neoenergia Group, several telecommunications companies, including Internet Group do Brasil, Brasil Telecom Holding and Brasil Telecom, Kepler Weber, a mechanical engineering company that specializes in complex storage systems for grain and malt, and as president of the boards of directors of Fundação Sistel de Seguridade Social, or Sistel, Fundação 14 de Previdência Privada, or Fundação 14, and Fundação BRTPrev. Mr. Moser holds a bachelor’s in business administration from Universidade de Candido Mendes, and an MBA in finance and a master’s degree in business administration from Instituto Brasileiro de Mercado e Capitais (IBMEC). Mr. Moser has also completed coursework on corporate governance at Harvard Business School.

Sergio Franklin Quintella. Mr. Quintella has served as a member of our board of directors since April 2011. From 1965 to 1991, he was vice-president of Montreal Engenharia S.A. Mr. Quintella has served as a member of the Technical Council of the National Confederation of Trade (Conselho Técnico da Confederação Nacional do Comércio) since 1990 and as a member of the board of directors of Petrobras since 2009. He was president of the Auditors Tribunal (Tribunal de Contas) of the State of Rio de Janeiro from 1993 to 2005, CEO of Companhia do Jarí from 1982 to 1983, CEO of IESA – Internacional de Engenharia S.A. from 1979 to 1990, and president of the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas) from 1975 to 1977. Mr. Quintella also served as a member of the boards of directors of the Brazilian National Monetary Council from 1985 to 1990, Refrescos do Brasil S.A from 1980 to 1985, Caemi Mineração e Metalurgia S.A. from 1979 to 1983, Sulzer S.A. from 1976 to 1979 and the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social) from 1975 to 1980. Mr. Quintella has served at several academic institutions, including as a member of the development councils for Pontifícia Universidade Católica of Rio de Janeiro since 1978 and Universidade Estácio de Sá since 2002 and as vice president of Fundação Getúlio Vargas since 2005. He also served as a board member of the National Institute of Advanced Studies (Conselho Diretor do Instituto Nacional de Altos Estudos) from 1991 to 2010. Mr. Quintella holds a bachelor´s degrees in engineering from

Universidade Católica do Rio de Janeiro, economics from Faculdade de Economia do Rio de Janeiro, economic engineering from Escola Nacional de Engenharia and a MBA from IPSOA in Italy. He also completed the Advanced Management Program at Harvard Business School and an extension course in public finance at Pennsylvania State University – Philadelphia.

Renato Torres de Faria. Mr. Torres de Faria has served as a member of our board of directors since April 2011. He has been financial officer and investor relations officer of Andrade Gutierrez Concessões S.A., or AG Concessões, a company of the Andrade Gutierrez S.A., or AGSA, group that focuses on investments and operations through concessions and participation in companies in the highway, airport, port, energy and sanitation sectors, among others, since May 2002 and an officer of several real estate companies within AGSA, since 2004. From February 2009 to April 2011, Mr. Torres de Faria served as executive superintendent of Fundo AG-Angra, a fund created by Andrade Gutierrez S.A., or AGSA, and Angra Partners, which invests in infrastructure in Brazil. He has also served as superintendent officer and member of the board of directors of Dominó Holdings S.A., a business investment vehicle of Companhia de Saneamento do Paraná – SANEPAR since February 2000, chief executive officer of Water Port S.A. Engenharia e Saneamento, or Water Port, a water and sewage company, since March 2004, and member of the board of directors of Concessões Rodoviárias S.A. – CCR since March 2002 and Companhia Energética de Minas Gerais, or CEMIG, an energy company, since August 2010. Mr. Torres de Faria holds a bachelor’s degree in mining engineering and an MBA from Fundação Dom Cabral and Universidade de São Paulo.

Cláudio Figueiredo Coelho Leal. Mr. Leal has served as a member of our board of directors since April 2011. He has held several executive positions at BNDES since 1997, including planning superintendent since 2010, head of the machinery and equipment department of FINAME since March 2004 and credit superintendent from March 2008 to February 2010 Mr. Leal has served as a member of the board of directors of Usina Termelétrica AES Uruguaiana and member of the economic and commercial tax committee of the State of Rio Grande do Sul. He also served as a member of the board of directors of the following companies: NovaMarlim Petróleo S.A. from 2001 to 2003, Companhia de Recuperação Secundária—CRSEC, from 2001 to 2003, and Rio Polímeros S.A., from 2000 to 2002. Mr. Leal holds a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio Grande do Sul, a master’s degree in economics from Universidade do Rio Grande do Sul and an executive MBA from Instituto Brasileiro de Mercado e Capitais (IBMEC).

Zeinal Abedin Mahomed Bava. Chief Executive Officer of Portugal Telecom since 28 March 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN-Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Prime-Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Chairman of the Board of Directors of PT Móveis-Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom-Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Board of Directors of Tele Norte Leste ParticipaçõesS.A.; Member of the Board of Directors of Telemar Participações S.A.; Member of the Board of Directors of CTX Participações S.A.; Member of the Board of Directors of Contax Participações S.A.; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Luso Brasileira; Member of the Board of Directors of Fundação Portugal África; Member of the General Council of Fundação Portuguesa das Comunicações; Member of the General Council of Universidade Técnica de Lisboa; Member of the General Council of COTEC Portugal-Associação Empresarial para a Inovação; Chief Executive Officer of TMN-Telecomunicações Móveis Nacionais, S.A. from December 2005 until May 2006; Chairman of the Board of Directors of PT-Sistemas de Informação, S.A. from September 2007 until April 2009; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos-Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS S.A. from November 2002 until September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PTCorporate-Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras-Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST-Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until December 2003; Vice- Chairman of the Board Of Directors of

PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch-Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell-Executive Director and Relationship Manager for Portugal Telecom from 1996 until 1998; Warburg Dillon Read-Executive Director from 1989 until 1996.

Shakhaf Wine. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Member of the Board of Directors of Tele Norte Leste Participações S.A.; Alternate Member of the Board of Directors of Telemar Participações S.A.; Member of the Board of Directors of CTX Participações S.A.; Member of the Board of Directors of Contax Participações S.A.Vice-Chairman of the Board of Directors of Brasilcel N.V. until September 2010; Chairman of the Control Committee of Brasilcel N.V. until September 2010; Vice-Chairman of the Board of Directors of Vivo Participações, S.A. until September 2010; Chairman of the Board of Directors of Mobitel S.A.; Member of the Board of Directors of Universo Online S.A. until January 2011; Member of the Board of Directors of PT Investimentos Internacionais-ConsultoriaInternacional S.A.from 2006 until 2009; Member of the Board of Directors of PT Participações, SGPS, S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis-Serviços de Telecomunicações, SGPS, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures SGPS S.A. from March 2008 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007. Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch, from 1998 until 2003. Senior Associate Director at the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998.Foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993.

Carlos Fernando Costa. Mr. Costa has served on our board of directors since April 2011. He has been the financial and investment director for PETROS since January 2011. His prior positions at PETROS include: investment planning advisor from July 2010 to January 2011 and executive manager of market operations from October 2008 to July 2010. From March 2006 to October 2008, Mr. Costa was administrative director of the São Paulo State legislative assembly. From December 2003 to December 2004, he was a financial consultant at FGV. Mr. Costa has served on the board of directors of Investimentos e Participações em Infra-Estrutura S.A. – Invepar, since January 2009. From March 2003 to March 2004, he served as a member of our fiscal council. Mr. Costa holds a bachelor’s degree in mathematics from Faculdade de Filosofia, Ciências e Letras de Santo André and post-graduate degrees in financial administration from Universidade Metodista and in business from Unibero.

Demósthenes Marques. Mr. Marques has served on our board of directors since April 2011. He has served as investment director for FUNCEF since July 2004. From April 1992 to June 2004, Mr. Marques held several positions at Caixa Econômica Federal, including: national manager of social policies, product manager, operational manager, technical supervisor and engineer of the technical framework. From September 1997 to October 1998, he served as special advisor to the Governor’s Board, director of the administrative office of the vice-governor and chief of staff of the vice-governor of the Federal District. Mr. Marques has served as a member of the board of directors of Norte Energia S.A. (Hidroelétrica Belo Monte) since July 2010. He also served on the board of directors of the following companies: JBS S.A., an animal protein processor, from April 2008 to April 2009; ALL – América Latina Logística S.A., a logistics company, from June 2006 to April 2008 (as an alternate); Litel Participações S.A., a holding company for Valepar S.A. and Vale S.A. (formerly Companhia Vale do Rio Doce), from March 2005 to May 2006; and Brasil Ferrovias S.A., a railway transportation company, from May 2005 to April 2006. Mr. Marques holds a bachelor’s degree in civil engineering from Universidade Federal de Santa Maria, a post-graduate degree in urban development from Faculdades Integradas Cândido Mendes and with a master’s degree in business management from Universidade de Brasília.

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

Lúcio Otávio Ferreira. Mr. Ferreira has served as an alternate member of our board of directors since May 2008 as a nominee of AG Telecom. He has served as financial officer of the holding company of Grupo Andrade Gutierrez S.A. since 2005 and as investor relations officer of Andrade Gutierrez Participações S.A. since September 2006. He has served as a member of the board of directors of Madeira Energia S.A. – MESA since November 2007. In February 2008, he was elected director of Luxemburgo Administração e Participações S.A. He is also a member of the board of directors of AG Concessões since April 2008. In June 2008, he was elected a member of the board of directors of Contax. He was the manager of project finance and project structuring at AG Concessões between 1997 and 2001, and financial manager until 2005. He worked at Grupo SINDI – Kit Eletro as Financial Manager between 1994 and 1996 and at Grupo Belgo Mineira between 1991 and 1994. Mr. Ferreira holds a bachelor’s degree in business administration from Universidade Fundação Mineira de Educação e Cultura (FUMEC) in Minas Gerais and an executive MBA in finance from IBMEC in Minas Gerais.

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

Rafael Cardoso Cordeiro. Mr. Cordeiro has served as an alternate member of our board of directors since April 2011. He has also served as finance manager for AG Concessões since June 2002, working in the areas of treasury, finance transactions, relationships with financial institutions, capital markets, investor relations and economic and financial analysis of new projects. From May 2004 to March 2005, Mr. Cordeiro was a project engineer for Water Port. Mr. Cordeiro has served as a member of the fiscal council for CEMIG since August 2010 and as a member of the board of directors of Water Port since April 2008. He holds a bachelor’s degree in civil engineering from Universidade Federal de Minas Gerais.

Ricardo Antônio Mello Castanheira. Mr. Castanheira has served as an alternate member of our board of directors since April 2011. He has been a manager in the business development department of AG Concessões since September 2008. From May 2007 to August 2008, Mr. Castanheira was director of operations for Argentina at Construtora Andrade Gutierrez S.A., a company of the AGSA group that focuses on construction of heavy infrastructure, in Brazil and Latin America. From October 2005 to May 2007, he was coordinating director of Construtora Andrade Gutierrez S.A. Mr. Castanheira has served as an alternate member of CEMIG since August 2010 and of CCR S.A. – Concessões de Infraestrutura de Transporte since February 2011. He also served as a member of the board of directors of Georadar Levantamentos Geofísicos S.A. from October 2009 to December 2010 and as a member of the executive committee of Angra Gestão de Informações e Investimentos Ltda. from September 2008 to December 2010, representing the interests of Andrade Gutierrez Participações S.A. Mr. Castanheira holds a bachelor’s degree in civil engineering from Universidade Federal de Minas Gerais, a post-graduate degree in business finance from Centro Universitário UNA and an MBA from Universidade de São Paulo.

Laura Bedeschi Rego de Mattos. Mrs. Mattos has served as an alternate member of our board of directors since April 2011. She has ten years of experience structuring debt and equity transactions at various institutions in the financial sector (BNDESPar, BNDES and FINEP). Since March 2002, Mrs. Mattos has worked at BNDES, where she has chaired the department that manages equity investments at BNDESPar since December 2010. In this role, Mrs. Mattos is responsible for leading the team that manages BNDESPar’s equity positions in the logistics, mining, steel, pulp and paper, telecommunications, capital goods, information technology and pharmaceutical industries. She also has experience structuring debt and infrastructure project finance transactions. From May 2005 to December 2010, Mrs. Mattos served as manager and chair of the capital markets investment department, where she was responsible for BNDESPar’s equity investments in new companies for the portfolio. Since December 2010, she has served as an alternate member of the board of directors of Valepar S.A., the controlling company of Vale S.A. Mrs. Mattos holds a bachelor’s degree in chemical engineering from Universidade Federal do Rio de Janeiro, a post-graduate degree in finance from IBMEC – Instituto Brasileiro de Mercados de Capitais – Rio de Janeiro and a master’s degree in energy planning from Instituto Alberto Luiz Coimbra de Pós-graduação e Pesquisa de Engenharia (COPPE) at Universidade Federal do Rio de Janeiro.

Luis Miguel da Fonseca Pacheco de Melo. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of PT Centro Corporativo, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Prestações-Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão-Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT Compras-Serviços de Consultoria e Negociação, S.A; Vice-Chairman of the Board of Directors of PT Móveis-Serviços de Telecomunicações, SGPS S.A; Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Vice-Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board ofDirectors of PT Ventures, SGPS S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A.; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; President of the Management Board of Portugal Telecom Ásia, Limitada; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Chairman of the Board of Directors of Previsão-Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact-Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 until November 2009; Member of the Board of Telemig Celular, S.A. from August 2008 until July 2010; Member of the Board of Directors of Vivo Participações, S.A. from July 2006 until July 2010; Member of the Board of Directors of UOL, S.A. until January 2011; Executive Director of PT Multimédia-Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 until September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006;Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo-Sociedade de Investimentos Imobiliários, SGPS S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A.from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

Pedro Durão Leitão. Executive Member of the Board of Directors of PT Comunicações, S.A. Executive Member of the Board of Directors of PT Portugal, S.A. from 2007 to the present; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Executive Member of the Board of Directors of PT Sales, S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A.; Member of the Board of Directors of Páginas Amarelas, S.A. from 2007 to the present; Executive Member of the Board of Directors of PT Multimédia, SGPS, S.A. from 2004 to 2007; Delegate Member of the Board of Directors of PTM.com, SGPS, S.A. from 2002 to 2004; Director of Strategy and Business Development of Portugal Telecom, SGPS, S.A. from 2000 to 2002; previously held various positions at McKinsey & Company, including Engagement Manager from 1998 to 2000, Associate from 1997 to 1998 and Business Analyst from 1993 to 1996.

Armando Ramos Tripodi. Mr. Tripodi has served as an alternate member of our board of directors since April 2011. He has been head of the president’s cabinet of Petrobras since May 2006. Mr. Tripodi has worked at Petrobras since September 1978, where he held the following positions: electrical foreman, from September 1978 to December 1982; assistant technician of production scheduling, from January 1983 to September 1993; technician of production scheduling, from October 1993 to April 1997; technician of operations from May 1997 to December 2002; and advisor to the president, from January 2003 to April 2005. He has also served as a member of the board of directors of Fundação PETROS since January 2003. Mr. Tripodi holds a bachelor’s degree in electrotechnology from Escola Técnica Superior da Bahia. He has also studied juridical sciences at Universidade Unigranrio and business management at ISE – Instituto Superior de Empresa, Universidade de Navarra - Barcelona-Madri and INSEAD – France.

Mônica Ferreira Dias. Ms. Dias has served as an alternate member of our board of directors since April 2011. She has been a senior analyst at FUNCEF since March 2010. From January 2009 to February 2010, she was a consultant for environmental and social projects of Câmara de Saúde Qualidade de Vida e Gestão, a non-governmental organization registered with the Brazilian Ministry of Justice as an Organization of the Civil Society for Public Interest (Organização da Sociedade Civil de Interesse Público). From January 2006 to December 2008, Ms. Dias served as director of security, networks and virtualization in the business unit of Vertax Redes e Telecomunicações Ltda., an information technology company, where she was responsible for defining strategy and developing opportunities and new projects in the cities of Brasília, Rio de Janeiro and Fortaleza. Ms. Dias has served as an alternate member of Valepar S.A. since August 2010. From July 2010 to February 2011, she served as an alternate member of the fiscal council of Norte Energia S.A., a Brazilian energy company. She holds a bachelor’s degree in pedagogy from Universidade Federal do Paraná, a post-graduate degree in economic engineering and an MBA from Faculdade SPEI - Instituto Superior de Administração e Informática, a post-graduate degree in marketing from Faculdade de Administração e Economia - FAE/CDE, an MBA from AMANA-KEY and a master’s degree in environmental planning and management from the Universidade Católica de Brasília. Ms. Dias is currently seeking a bachelor’s degree in juridical sciences from Instituto Educacional de Brasília.

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer, a general superintendent officer and up to four additional officers, each responsible for business areas that our board of directors assigns to them. The board of directors is also responsible for attributing to one officer the responsibility of investor relations, which may be exercised in conjunction with executive functions. The members of our board of executive officers, other than our chief executive officer, chief financial officer and investor relations officer have no formal titles (other than the title of executive officer or “Diretor”).

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2013. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Member Since	Age

Luiz Eduardo Falco Pires Corrêa(1)	President (Chief Executive Officer)	October 2002	50
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	November 2008	52
Francisco Aurélio Sampaio Santiago	Officer	August 2009	56
Maxim Medvedovsky	Officer	February 2010	38
Júlio César Fonseca	Officer	August 2010	51
Francis James Leahy Meaney	Officer	February 2011	46

(1)	Mr. Falco has announced that he intends to resign as chief executive officer prior to June 30, 2011.

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

Francisco Aurélio Sampaio Santiago. Mr. Santiago has been one of our executive officers since August 2009. Mr. Santiago was an executive officer of Brasil Telecom Holding and its chief operations officer from August 2003 until September 2009, and the chief operations officer of Brasil Telecom from October 2002 until September 2009. From December 2000 to September 2002, he was the director of targets fulfillment and network director for Brasil Telecom, and has been responsible for our operating area since June 2001. He was the regional network director in the Mid-West and Southern regions for Brasil Telecom from January 1999 to April 2001. He has been employed in the telecommunications sector for 29 years, having held, among other positions, the director of engineering, human resources and the mobile department of Telebrasília – Telecomunicações de Brasília from January 1997 to December 1998. He has a degree in electrical engineering from the Universidade de Brasília, with postgraduate degrees in telecommunications from École Nationale Supérieure des Télécommunications in Paris, and in teleinformatics from Universidade de Brasília.

Maxim Medvedovsky. Mr. Medvedovsky has been one of our executive officer since February 2010 and as the Customer Officer of Grupo Oi since January 2010. Mr. Medvedovsky served as the administrative officer of Grupo Oi from January 2009 until January 2010, and as an alternate member of the board of directors of Brasil Telecom since February 2009. Mr. Medvedovsky was the officer responsible for the shared services center of Grupo Oi from March 2006 to December 2008, the officer responsible for relations with service providers of Telemar from 2004 to 2006, and the officer responsible for interconnection and roaming of Oi from 2001 to 2004. He started at Telemar in September 1998 as corporate planning manager. Mr. Medvedovsky worked on the privatization process of Sistema Telebrás at Banco Patrimônio / Salomon Brothers, and was responsible for the appraisal of TNL. He also previously served as telecommunications analyst at Banco Patrimônio in 1998 and as telecommunications analyst and resources manager of Banco Icatu from 1994 to 1998. Mr. Medvedovsky holds a bachelor’s degree in electrical engineering from PUC – Rio de Janeiro and an MBA from FDC and FGV.

Júlio César Fonseca. Mr. Fonseca has been one of our executive officers since August 2010 and People Management Director at Oi since December 1999. He has 28 years of experience working in the human resources areas of large Brazilian and multinational companies, directly managing people and teams, with broad expertise in change management processes, especially in the context of mergers, acquisitions, privatizations and professionalizing family-run companies. He served as human resources manager at Ferrovia Centro Atlântica S.A., from April 1997 to December 1999, and at Companhia de Materiais Sulforosos Matsulfur S.A., from May 1995 until April 1997. Mr. Fonseca holds a bachelor’s degree in Psychology from PUC-MG, an Executive MBA from the Dom Cabral Foundation in Minas Gerais, and completed the Advanced Management Program in Corporate Management from INSEAD, France.

Francis James Leahy Meaney. Mr. Meaney has served as one of our executive officers since February 2011. Mr. Meaney founded Contax and served as its chief executive officer from its incorporation in 2000 until 2010. He has served in several organizations of the contact center industry, including as vice president of the Brazilian Association of Contact Center Companies – ABT from November 2005 until January 2011. Previously he served as the vice-president of Global Crossing Latin America, in Miami, from 1999 to 2000, managing director of Conectel, the largest paging company in Brazil from 1997 to 1999, and administrative consultant for several customer service companies in Latin America from 1990 to 1997. He started his career at Credit Suisse First Boston in New York, where he has worked from 1986 to 1988. Mr. Meaney has a bachelor’s degree in economics from Notre Dame University and a master’s in Business Administration from Harvard Business School. He also completed the Advanced Management Program at INSEAD.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age

Sérgio Bernstein	Chairman	2008	73
Sidnei Nunes	Alternate	2007	51
Allan Kardec de Melo Ferreira	Member	2002	64
Dênis Kleber Gomide Leite	Alternate	2002	64
Ary Joel de Abreu Lanzarin	Member	2010	53
Dilson de Lima Ferreira Junior	Alternate	2008	57
Fernando Linhares Filho	Member	2008	65
Aparecido Carlos Correia Galdino	Alternate	2008	59

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

Ary Joel de Abreu Lanzarin. Mr. Lanzarin currently serves as a member of our fiscal council as a nominee of PREVI. He has served as the director of micro and small business for Banco do Brasil since 2009. Mr. Lanzarin served as state superintendent, from May 2000 to May 2009, and as regional superintendent, from May 1996 to May 2000 at Banco do Brasil. As a representative of Banco do Brasil, Mr. Lanzarin serves as a board member for the Brazilian Service of Support for Micro and Small Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or SEBRAE, a state board member of SEBRAE in the state of Tocantins, president of the special orientation committee of the Guarantee Fund for Micro and Small Businesses (Fundo de Aval às Micro e Pequenas Empresas), and vice-president of the Association of Brazilian Development Banks (Associação Brasileira de Instituições Financeiras de Desenvolvimento). Mr. Lanzarin holds an MBA in upper management from the Universidade de São Paulo and an executive MBA in advanced business management from Consórcio UFMT – Instituto de Ensino e Pesquisa em Administração at Universidade Federal de Mato Grosso.

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

Denis Kleber Gomide Leite. Mr. Leite currently serves as an alternate member of our fiscal council as a nominee of AG Telecom, and he has served as a member of the fiscal council of TmarPart since April 2006 and an alternate member of the fiscal council of Telemar since April 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 to December 1998, the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 to December 1998, the commission for technical and political matters of TELEXPO from October 1993 to December 1998, and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Companhia de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

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

Compensation

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, our board of executive officers, as well as the individual compensation we pay to members of our fiscal council. Our shareholders determine this compensation at the annual shareholders’ meeting. Once aggregate compensation is established, our board of directors is responsible for distributing such aggregate compensation individually to the members of our board of directors and our board of executive officers in compliance with our by-laws. Our board of directors does not have a compensation committee.

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities, including share-based remuneration, was R$66.2 million in 2010. On April 28, 2011, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2011:

•	board of directors: an aggregate annual limit of R$4.7 million;

•	board of executive officers: an aggregate annual limit of R$5.0 million (excluding amounts paid as benefits, representation allowance or profit sharing); and

•	each regular member of our fiscal council: R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws).

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

The 2007 stock option plan covers 40 beneficiaries that, together, have been granted options to purchase 5,120,000 common shares. The options may be exercised in four equal annual lots, each lot representing 25% of the total granted options. The grant price was based on the weighted average of the trading price at the BM&FBOVESPA in the 30 days immediately before the date the option was granted, and will be updated according to the variation of the IGP-M.

On September 18, 2008, the management committee for the stock option plan amended the plan to grant the beneficiaries the option to purchase 2,713,000 preferred shares at an exercise price of R$27.31. These options may be exercised at any time, contingent on the exercise of the common stock options.

On April 28, 2000, the shareholders of Brasil Telecom approved a stock option plan for officers and employees of Brasil Telecom and its subsidiaries. This plan has expired. However, the rights vested under stock option agreements entered into while this plan was effective remain valid and effective according to the terms of those agreements. This plan was divided into two separate programs: Program A, under which no options were granted, and Program B as described below.

Under Program B, Brasil Telecom granted options to purchase its preferred shares. The exercise price of these options was established by a managing committee based on the market price of Brasil Telecom’s preferred shares on the date of the grant of the option and is adjusted by the IGP-M between the agreement execution date and the payment date. As of December 31, 2010, options to purchase 21,967 of Brasil Telecom’s preferred shares at an average exercise price of R$20.83 per share remained outstanding.

For more information regarding these stock option plans, see note 27(c) to our consolidated financial statements.

Employees

As of December 31, 2010, we had a total of 28,465 employees. All of our employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2008	2009	2010

Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	6,684	20,705	19,292
Sales and marketing	2,403	3,310	3,124
Administrative support	923	3,139	3,909
Corporate management, budget and finance	972	2,488	2,140

Total	10,982	29,642	28,465

Number of employees by geographic location:
Rio de Janeiro	6,760	7,415	7,497
Minas Gerais	1,185	1,170	1,240
Espírito Santo	140	105	117
Alagoas	70	54	55
Sergipe	57	44	44
Bahia	428	352	369
Rio Grande do Norte	97	74	78
Paraíba	107	88	86
Pernambuco	327	253	259
Amazonas	146	87	85
Roraima	31	21	20
Pará	367	236	254
Amapá	36	25	22

	As of December 31,
	2008	2009	2010

Maranhão	161	109	108
Piauí	83	66	64
Ceará	308	259	275
São Paulo	588	1,001	1,050
Goiás	—	8,577	8,013
Paraná	6	4,697	4,241
Federal District	84	822	624
Santa Catarina	—	1,329	919
Mato Gross do Sul	—	2,024	2,286
Rio Grande do Sul	1	483	452
Mato Grosso	—	156	125
Rondônia	—	93	74
Tocantins	—	35	34
Acre	—	26	22
United States, Bermuda, Venezuela and Colombia	—	41	52

Total	10,982	29,642	28,465

We negotiate separate collective bargaining agreements with the local unions in each of the states in Regions I, II and Region III for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2010, approximately 16% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Fundação Sistel (PBS-A Plan)

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2010, the PBS-A plan had a surplus of R$2,279 million and we were not required to make contributions to the PBS-A plan in 2008, 2009 or 2010.

Fundação Sistel (PBS-TNCP Plan)

Since the privatization of Telebrás, TNCP has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of our acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2010, the PBS-TNCP plan had a surplus of R$19 million and made contributions to the PBS-TNCP plan of less than R$1 million in 2008, 2009 and 2010.

Fundação Sistel (CELPREV Plan)

In March 2004, Amazônia began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2010, the CELPREV plan had a surplus of approximately R$1 million and we were not required to make contributions to the CELPREV plan in 2008, 2009 or 2010.

Fundação Sistel (PAMA Plan and PCE Plan)

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

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PBS plans who have not yet elected to join the PCE plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2010, the PAMA plan had a deficit of approximately R$2 million and we were required to make contributions to the PAMA plan of less than R$1 million in each of 2008, 2009 and 2010.

Fundação Atlântico de Seguridade Social (PBS Telemar Plan)

In September 2000, we began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FASS, a private not-for-profit pension fund created by our company in 2004 to manage the PBS Telemar plan and the TelemarPrev plan, began managing the PBS Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the PBS-Telemar plan had a surplus of R$65 million and we were not required to make contributions to the PBS-Telemar plan in 2008, 2009 or 2010.

As of December 31, 2010, PBS Telemar had R$273 million of plan assets. During 2010, we did not make any contributions to PBS Telemar.

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

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the TelemarPrev plan had a surplus of R$627 million and we were not required to make contributions to the TelemarPrev plan in 2008, 2009 or 2010.

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

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, Brasil Telecom resumed offering programmable benefits under this plan to new employees beginning in March 2005. As a result of our acquisition of control of Brasil Telecom, we are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the TCSPREV plan had a surplus of R$821 million and we were not required to make contributions to the TCSPREV plan in 2009 or 2010.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. As a result of our acquisition of control of Brasil Telecom, we are liable for any deficits incurred by the Fundador/Alternativo plan or the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the Fundador/Alternativo plan had a deficit of R$27 million and the BrTPREV plan had a deficit of R$613 million, which is being amortized through 2022. Since February 2003, Brasil Telecom has been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2010, we contributed R$99 million to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

PAMEC-BrT Plan

We also provide health care benefit for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to Brasil Telecom and it began managing the plan. As a result of the transfer, Brasil Telecom does not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2010, the PAMEC-BrT plan had a deficit of R$3 million and we were required to make contributions to the PAMEC-BrT plan of less than R$1 million in each of 2008, 2009 and 2010.

For more information on our pension benefit plans, see note 27 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2010, we contributed R$77 million to the medical and dental assistance and medicine plans, R$138 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$75 million to the other benefits programs.

Profit Sharing Plans

In 1999, we implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved. In 2009, we distributed R$63 million under our profit sharing plan to an aggregate of 8,753 employees. As of December 31, 2010, we had provisioned R$298 million to be distributed under our profit sharing plan with respect to 2010.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 2.3 million hours of training were offered in 2010.

In 2010, for those employees without a bachelor’s degree, we designed the Program of Undergraduate Scholarships. In 2010, we provided 405 employees from all over Brazil with scholarships. In 2010, approximately R$16 million was invested in the qualification and training of our employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

TNL has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TNL’s common shares have voting rights. TNL’s preferred shares have voting rights only in exceptional circumstances.

As of April 28, 2011, TNL had 184,007,931 issued common shares, including 3,020,880 common shares held in treasury, and 283,466,072 issued preferred shares, including 6,166,566 preferred shares held in treasury.

As of April 28, 2011, we had approximately 1,262,864 shareholders, including 129 U.S. resident holders of our common shares and approximately 143 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facility). At April 28, 2011, there were 11,736,149 common shares and 134,312,889 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at April 28, 2011, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

Telemar Participações S.A. (1)	103,813,689	56.4	—	—	103,813,689	22.2
Bratel Brasil S.A.	20,752,270	11.3	28,298,549	10.0	49,050,819	10.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	6,857,087	3.7	11,730,869	4.1	18,587,956	4.0
The Bank of New York Mellon Corporation (2)	—	—	28,131,363	9.9	28,131,363	6.0
All directors, fiscal council members, their alternates and executive officers as a group (40 persons)	48,392	*	16,300	*	64,692	*

*	less than 1%
(1)	Represents direct ownership of 86,161,689 common shares owned by TmarPart and indirect ownership of 17,652,000 common shares held by Valverde Participações S.A., a wholly-owned subsidiary of TmarPart.
(2)	Based on filing of The Bank of New York Mellon Corporation with the SEC on Schedule 13G/A on February 4, 2011.

Changes in Share Ownership

On March 28, 2011, TNL conducted a capital increase in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds to TNL from this capital increase were R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. purchased 35,309,502 common shares of TNL and Bratel purchased an aggregate of 20,752,270 common shares of TNL and 28,298,549 preferred shares of TNL. Following this capital increase, TmarPart owns 22.2% of TNL’s total outstanding share capital, including 54.6% of its outstanding voting share capital, and Bratel owns an aggregate of 10.5% of TNL’s total outstanding share capital, including 11.3% of its outstanding voting share capital.

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

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. On June 17, 2010, BNDESPar conducted an auction of a portion of its common shares of TmarPart over the BM&FBOVESPA, and FUNCEF and PETROS each exercised its respective pre-emptive rights with respect to the sale of these shares. The transfer of these shares from BNDESPar to FUNCEF and PETROS was settled on November 18, 2010.

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF;

•

TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel purchased an aggregate of 91,225,537 common shares of Tmar Part, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.9% of the outstanding common shares of TmarPart, and (4) FASS purchased an aggregate of 21,869,930 common shares of Tmar Part, representing 0.7% of the outstanding common shares of TmarPart.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

L.F. Tel S.A.	565,880,372	19.4	—	—	565,880,372	19.3
AG Telecom Participações S.A.(1)	565,880,376	19.4	—	—	565,880,376	19.3
BNDES Participações S.A.	381,551,841	13.1	1,000,000	100.0	382,551,841	13.1
Bratel Brasil S.A.	352,856,590	12.1	—	—	352,856,590	12.1
Fundação Atlântico de Seguridade Social	336,439,733	11.5	—	—	336,439,733	11.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	283,380,451	9.7	—	—	283,380,451	9.7
FUNCEF – Fundação dos Economiários Federais	218,777,747	7.5	—	—	218,777,747	7.5
PETROS – Fundação Petrobrás de Seguridade Social	218,777,747	7.5	—	—	218,777,747	7.5

(1)	Represents direct ownership of 377,252,948 common shares owned by AG Telecom and indirect ownership of 188,627,424 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

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

Bratel Brasil is an indirect wholly-owned subsidiary of Portugal Telecom. Portugal Telecom is a telecommunications services provider with operations mainly in Portugal, Brazil and other countries, primarily in sub-Saharan Africa, which offers (1) wireline services, which include IP TV, DTH satellite and fiber-to-the-home, or FTTH, pay television services, internet access (broadband ADSL and FTTH), fixed line telephone services for residential and nonresidential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, data and business solutions, portal and e-commerce services, (2) mobile telecommunications services, such as voice, data and internet-related services in primarily in Portugal, Brazil, Angola and Namibia, (3) fixed-mobile and IT-telecoms convergent service, and (4) sales of telecommunications equipment.

Fundação Atlântico de Seguridade Social is a private supplementary pension entity that TNL incorporated in August 2004, and which manages private pension plans for the benefit of the employees of TNL and its subsidiaries.

PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, is a private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI’s employees.

FUNCEF—Fundação dos Economiários Federais, or FUNCEF, is a private pension entity that manages pension plans for the benefit of the employees of Caixa Econômica Federal, a Brazilian Federal Economic Bank.

PETROS—Fundação Petrobrás de Seguridade Social is a private supplementary pension entity established by Petróleo Brasileiro S.A., whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

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

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A. (currently Luxemburgo Participações S.A., or Luxemburgo), with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

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

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect Bratel’s acquisition of voting shares of TmarPart and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. These amendments were effective as of March 28, 2011. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, BNDESPar, PREVI, FASS, FUNCEF, PETROS, L.F. Tel and Bratel, as parties, with TmarPart and Portugal Telecom SGPS, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, L.F. Tel and FASS, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of TNL each of the other controlled subsidiaries;

•

each increment of 7% of the voting share capital of TmarPart held by each party to the Global Shareholders’ Agreement will entitle that party to designate one member of the board of directors of TNL and each of the other controlled subsidiaries and his or her alternate;

•

in addition, so long as it holds at least 7% of the voting share capital of TmarPart, Bratel will be entitled to designate two members of the board of directors of TNL and their alternates, among the directors and executive officers of Portugal Telecom;

•

each increment of 7% of the voting share capital of TmarPart held by BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate (1) one member of the board of directors of TNL and his or her alternate, and (2) one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

Bratel, BNDESPar, PREVI, PETROS and FUNCEF will have the right to designate one member of the board of directors of any other subsidiary of TNL, provided that AG Telecom, L.F. Tel, and FASS have designated members to such board of directors;

•

AG Telecom, L.F. Tel, BNDESPar, Bratel, FASS, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

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

•

AG Telecom, Luxemburgo, L.F. Tel, BNDESPar, Bratel, FASS, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of TNL and the other controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A.;

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•

to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that (1) FASS must grant the right of first refusal for its TmarPart shares to AG Telecom and L.F. Tel, (2) any sale of TmarPart shares among PREVI, FUNCEF and PETROS is not subject to the right of first refusal, and (3) PREVI, FUNCEF and PETROS must grant the right of first refusal for their TmarPart shares to BNDESPAR;

•

that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel acquires control of TmarPart;

•

to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel acquires control of AG Telecom or L.F. Tel; and

•	that the other shareholders have the right to purchase all of Bratel’s TmarPart shares in the event of a change of control of Portugal Telecom.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•	to hold pre-meetings prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement; and

•

that if a party to the Control Group Shareholders’ Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders’ Agreement.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2010.

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

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 20 to our consolidated financial statements.

Rental of Transmission Infrastructure

AIX, our joint venture, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2010, our total consolidated expenses for services rendered by AIX amounted to R$12.2 million.

Contax Agreement

On November 30, 2004, Telemar and Oi entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to Oi on a fully outsourced basis. Telemar and Oi agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and Oi. Contax currently provides a variety of services to Telemar and Oi, including customer services for our fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2010, our total consolidated expenses for services rendered by Contax amounted to R$506.3 million.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2010, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$26,016 million, and we had established provisions of R$6,793 million as of that date relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 24 to our consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2010, we had made judicial deposits in the aggregate amount of R$8,266 million and obtained financial guarantees from third parties in the aggregate amount of R$6,556 million. During 2010, we paid fees in the aggregate amount of R$86 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2010, we had pledged 21,621,115 common shares of Telemar, representing 11.56% of its outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2010, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$16,216 million and we had recorded provisions of R$912 million relating to these proceedings.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 24 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Value-Added State Taxes (ICMS)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. We may record ICMS credits for each of our purchases of operational assets. The ICMS regulations allow us to apply the credits we have recorded for the purchase of operational assets to reduce the ICMS amounts we must pay when we sell our services.

We have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunication services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$4,645 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$622 million for those assessments in respect of which we deemed the risk of loss as probable.

Local Service Tax (ISS)

We have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunication service providers, because these services do not clearly fit into the definition of “telecommunication services.”

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$3,047 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$75 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$1,442 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$16 million for those assessments in respect of which we deemed the risk of loss as probable.

IRRF, IRPJ, CSLL, PIS and COFINS

In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,230 million, mainly related to the corporate restructuring effected in 1998, which included our accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company’s taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of our outside legal counsel, we believe that our use of this goodwill was proper. We properly contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on our company and reduced the amount of the tax assessment notice by R$579 million. We believe that our risk of loss is remote in relation to the fine and possible in relation to the amount of R$1,651 million. As of December 31, 2010, we had not recorded any provisions in connection with this claim.

PIS and COFINS

On June 30, 2006, the Brazilian federal tax authorities filed a claim in the amount of R$920 million related to the basis for the calculation of PIS/COFINS. We obtained a partially favorable decision in a lower court that reduced the monetarily adjusted amount of this claim of R$920 million to R$397 million. As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$397 million of these assessments and had not recorded any provisions in respect of this claim.

IRRF

Telemar was fined by the federal tax authorities in connection with claims that it did not withhold corporate income tax allegedly due on gains arising from loan agreements with us. As of December 31, 2010, the amount of this fine was R$231 million. The lower courts have reduced the amount of the fine. The Brazilian government filed an appeal of the lower court’s decision, and, as of the date of this annual report, the appeal is pending. We believe that our risk of loss is remote in relation to the R$89 million reduction of this fine and possible in relation to the amount of R$142 million. As of December 31, 2010, we had not recorded any provisions in connection with this claim.

ILL

We have used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2010, we had recorded provisions in the amount of R$55 million for those assessments in respect of which we deemed the risk of loss as probable.

FUST and FUNTTEL

The FUST is a fund that was established to promote the expansion of telecommunication services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. We are required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST and the FUNTTEL, we made provisions for additional contributions to these funds. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$735 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$108 million for assessments of the FUNTTEL.

Other Federal Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting. As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$3,981 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$35 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2010, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible totaled R$5,429 million, and we had recorded provisions of R$4,057 million relating to these proceedings.

Administrative Proceedings

Almost every week, we receive notifications from ANATEL requesting information about our compliance with the various services obligations imposed on our company by virtue of our concession agreements. When we are not able to comply with these requests or with our concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on us. We have received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$153 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$826 million for those claims in respect of which we deemed the risk of loss as probable.

As a condition to ANATEL’s approval of the Portugal Telecom Alliance, ANATEL required that we pay all pending administrative fines, amounting to approximately R$228 million, regardless of the procedural posture of the proceedings which we had instiututed to contest these fines. We deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. We sought and have been granted injunctive relief which has permitted us to make judicial deposits of these amounts while preserving our rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

Claims Relating to the Sale of Oi to Telemar

On May 30, 2003, we sold to Telemar all of our shares in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which was equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance with Brazilian Corporation Law.

In response to a complaint filed with the CVM by one of Telemar’s non-controlling shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Telemar. On December 28, 2006, the investigation committee of the CVM determined that the appraisal report contained certain technical mistakes which caused certain assets and liabilities on Oi’s balance sheet to be overvalued, and as a result the investigation committee of the CVM determined that we and our senior management and Telemar’s senior management abused their powers and breached their fiduciary duties. We, our senior management and Telemar filed our respective administrative defenses and, on March 25, 2008, the CVM rendered a judgment absolving the defendants of liability and imposing a warning on the defendants for their purported lack of diligence as members of their respective board of directors and executive boards. The members of each of the board of directors and the executive board of TNL and Telemar filed a voluntary appeal with the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), or CRSFN, and the CVM filed a mandatory appeal with the CRSFN. As of the date of this annual report, the appeal is pending before the Office of the Attorney General of the National Treasury, which will render a decision accepting or denying the appeals. After the issuance of the Attorney General’s decision, the action will be finally determined by the CVM. We cannot predict when a final decision will be rendered. We deemed the risk of loss as possible.

In September 2004, the Attorney General’s Office and the State Attorney’s Office of Rio de Janeiro filed a claim against TNL, Telemar, Oi and the Brazilian federal government, requesting the annulment of the transfer of Oi to Telemar, as well as indemnification for damages allegedly suffered by non-controlling shareholders of TNL and the financial market. TNL and Telemar presented their defense and, as of the date of this annual report, the municipal judge charged with this request had not issued a decision. We deemed the risk of loss as possible.

Financial Interest Agreements (CRT and Community Telephone Program)

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

Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

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

As of December 31, 2010, we had recorded provisions in the amount of R$2,416 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these civil class actions, and we have appealed these decisions. As of December 31, 2010, we had recorded provisions in the amount of R$182 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by our alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). We presented our defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As of December 31, 2010, we deemed the risk of loss as possible with respect to these lawsuits and have not made any provisions with respect to this action since we are awaiting the court’s initial decision.

Labor Claims

We are a party to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers.

As of December 31, 2010, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$4,371 million and we had recorded provisions of R$1,825 million relating to these proceedings.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

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

Calculation of Adjusted Net Profit

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profit for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profit” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profit in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profit available for distribution are equal to our net profit in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Our calculation of net profit and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2010, we had a balance of R$451 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2010, we had a balance of R$143 million in our capital reserve accounts.

Valuation adjustments to equity

We recognize in this line item the balancing items of adjustments to the fair values of certain assets and certain liabilities. In 2009, the following was recognized in this line item: (1) goodwill arising on acquisitions of shares from non-controlling shareholders of Brasil Telecom Holding and Brasil Telecom during the takeover bids held on June 23 2009, totaling R$1,657 million; (2) the difference between the fair values of shares involved in the share exchange of Brasil Telecom Holding shares by Brasil Telecom non-controlling shareholders as part of the corporate restructuring undertaken on September 30, 2009, amounting to R$178 million; and (3) the additional tax benefit on goodwill arising on the June 23, 2009 takeover bids (under Prior Brazilian GAAP) and which was realized through the downstream mergers part of the corporate restructuring undertaken on September 30, 2009, amounting to R$396 million.

Other comprehensive income

We recognize in this line item revenue, expenses, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements. We did not record other comprehensive income for the year ended December 31, 2010. In the year ended December 31, 2009, we transferred from comprehensive income to profit for the year the accumulated losses on available-for-sale financial assets in view of Brasil Telecom Acquisition.

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

Mandatory Distributions

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profit for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. Pursuant to our by-laws, such value will be increased up to the amount necessary for the payment of the Minimum Preferred Dividend. We refer to this amount as the mandatory distributable amount.

The mandatory distributable amount of dividends and interest attributable to shareholders’ equity is recognized as a provision at the year-end. Any proposed dividends above the mandatory distributable amount are only recognized when declared.

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

The Brazilian Corporation Law permits us to suspend the mandatory distribution in respect of common shares and preferred shares if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profit not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

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

•	50% of the sum of our retained earnings and income reserves.

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

ITEM 9.  THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “TNLP3” and “TNLP4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on September 21, 1998. On November 16, 1998, our ADSs began trading on the NYSE under the symbol “TNE.” Our common and preferred shares are included in the Corporate Sustainability Index of BM&FBOVESPA and our preferred shares are included in the Efficient Carbon Index of BM&FBOVESPA.

We have registered our ADSs with the SEC pursuant to the Securities Act. On December 31, 2010, there were 117,148,491 ADSs outstanding, representing 117,148,491 preferred shares, or 45.9% of our outstanding preferred shares.

Price History of Our Preferred Shares and the ADSs

The table below sets forth the high and low closing sales prices and the approximate average daily trading volume for our preferred shares on the BM&FBOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the ADSs on the NYSE for the periods indicated.

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per ADS
	Closing Price per Preferred Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(in reais)		(thousands of shares)	(in U.S. dollars)		(thousand of ADSs)

2006	41.60	26.22	2,037.6	19.24	11.65	1,876.0
2007	43.95	25.80	1,675.4	23.30	12.30	1,983.6
2008	47.40	23.60	1,242.3	27.75	10.32	1,760.0
2009	38.90	26.10	1,047.5	22.67	11.23	1,474.8
2010	37.70	23.30	1,180.9	22.10	13.23	1,862.9

2009
First Quarter	33.10	26.10	938.7	14.68	11.23	1,482.0
Second Quarter	35.11	30.00	1,087.3	18.47	14.31	1,427.8
Third Quarter	34.50	26.99	1,191.6	19.26	13.72	1,452.0
Fourth Quarter	38.90	32.37	963.9	22.67	18.13	1,536.8

2010
First Quarter	37.70	30.81	900.1	22.10	16.86	1,839.2
Second Quarter	33.24	25.00	1,368.8	18.83	13.55	2,169.6
Third Quarter	30.60	23.30	1,384.8	17.27	13.23	1,596.4
Fourth Quarter	26.45	23.60	1,052.1	15.57	13.75	1,798.7

2011
First Quarter	28.75	24.85	1,081.4	17.62	14.98	1,581.5

Most Recent Six Months
October 2010	26.36	23.74	1,222.4	15.47	14.03	1,988.8

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per ADS
	Closing Price per Preferred Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(in reais)		(thousands of shares)	(in U.S. dollars)		(thousand of ADSs)
November 2010	26.45	23.90	1,102.1	15.57	13.91	2,163.3
December 2010	25.05	23.60	842.4	14.79	13.75	1,269.2
January 2011	27.15	24.85	1,269.6	16.15	14.98	1,884.8
February 2011	27.00	25.80	989.2	16.37	15.41	1,439.5
March 2011	28.75	24.84	990.0	17.62	15.37	1,436.5
April 2011(1)	30.18	27.49	1,267.7	19.18	17.61	1,948.0

(1)	Through April 28, 2011.

Source: Economática Ltda./ Bloomberg

On April 28, 2011, the closing sales price of:

•	our preferred shares on the BM&FBOVESPA was R$27.49 per share; and

•	our ADSs on the NYSE was US$17.61 per ADS.

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

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Disclosure Requirements

Law No. 6,385 requires that a publicly traded company, such as our company, submit to the CVM and the BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 also requires us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

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

IFRS Convergence

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

Integrated Disclosure

On December 7, 2009, the CVM issued CVM Instruction No. 480 in order to, among other things:

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

Recommendations Regarding Business Combination Transactions Between Affiliated Companies

In September 2008, the CVM issued CVM Practice Bulletin No. 35/08 (Parecer de Orientação No. 35/08) recommending that where a controlling company and its subsidiaries or affiliated companies engage in a business combination transaction, certain additional procedures be followed to protect the non-controlling shareholders. The release constitutes guidance for Brazilian companies engaging in business combination transactions, and does not mandate that any procedure be followed. The release recommends that the constituent companies implement one of the following procedures in connection with a business combination transaction:

•	establish an independent advisory committee to protect the interests of the non-controlling shareholders and to negotiate the terms and conditions for such business combination transaction; or

•

condition the of approval of the business combination transaction upon the affirmative vote of a majority of the non-controlling shareholders of the controlled company, including the minority holders of the voting and the non-voting shares of the controlled company.

Proxy Solicitation Rules

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

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BM&FBOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BM&FBOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BM&FBOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, the BM&FBOVESPA underwent a corporate restructuring that resulted in the creation of BM&FBOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BM&FBOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BM&FBOVESPA and of shares of CBLC became shareholders of BM&FBOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BM&FBOVESPA is not conditioned on stock ownership in BM&FBOVESPA Holding S.A.

In May 2008, the BM&FBOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted after market between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

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

As of December 31, 2010, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,546 billion (US$1,528 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 56% of the total market capitalization of all listed companies. By comparison, as of December 31, 2010, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$14.7 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2010 was approximately R$5.0 billion (US$3.0 billion) and US$70.9 billion, respectively.

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

ITEM 10.  ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Tele Norte Leste Participações S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Brazilian Commercial Registry is No. 3.33.0.026.253-9. We have been duly registered with the CVM under No. 01765-5 since August 13, 1998. Our headquarters are located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

At April 28, 2011, we had outstanding share capital of R$7,254,681,880.32, equal to 476,661,456 total shares, consisting of 187,028,818 issued common shares, including 3,020,880 common shares held in treasury, and 289,632,638 issued preferred shares, including 6,166,566 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

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

Our preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profit” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

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

Under our by-laws, subject to the amount of our authorized capital, our board of directors may decide not to extend preemptive rights to our shareholders with respect to any issuance of our shares, debentures or participation certificates convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public primary or secondary offering of our shares or related to the use of fiscal benefits. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of the ADSs may not be able to exercise the preemptive rights relating to our preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

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

Mandatory Tender Offers

The Brazilian Corporation Law requires as a condition for the cancellation of our registration as a publicly-held company that we or our controlling shareholders effect a tender offer for the acquisition of all our outstanding shares at a purchase price equal to the fair value of our shares. The Brazilian Corporation Law also requires that, if there is a substantial reduction in liquidity of a determined type or class of our shares, as defined by the CVM, as a result of purchases by our controlling shareholders, our controlling shareholders effect a tender offer for the acquisition of our remaining outstanding shares of that determined type or class at a purchase price equal to the fair value of our shares.

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

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the economic value of the shares, generally equal to the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. The economic value of the shares may be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian Corporation Law. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro).

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

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our preferred shares. See “—Taxation—Brazilian Tax Considerations.”

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

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as TNL, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) that impose restrictions on the disclosure of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a preferred share or ADS of TNL (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of TNL, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2012, non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our preferred shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of TNL, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our preferred share or ADS on which it is paid and thereafter as capital gain. TNL does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by TNL generally will be treated as dividends for U.S. federal income tax purposes.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our preferred shares or ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in an account maintained with a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding their information reporting obligations, if any, with respect to their ownership and disposition of our preferred shares or ADSs.

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

Based on certain estimates of the gross income and gross assets of TNL, the nature of its business, and its anticipated Market Capitalization, we believe that TNL will not be classified as a PFIC for the taxable year ended

December 31, 2010. TNL’s status in future years will depend on its assets and activities in those years. We have no reason to believe that TNL’s assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2011 or any future year, but there can be no assurance that TNL will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. If TNL is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for TNL’s shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before TNL became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if TNL were treated as a PFIC.

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

Legislation enacted in 2010 creates an additional annual filing requirement (the “Reporting Legislation”) for U.S. persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The IRS has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. The IRS has not yet issued further guidance regarding the Reporting Legislation. If TNL were a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions made on our preferred shares or ADSs, and to proceeds from the sale or other disposition of our preferred shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of preferred shares or ADSs of TNL, other than an exempt recipient, including a corporation, a payee that is a non-U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions made on our preferred shares or ADSs, and any proceeds from the sale or other disposition of our preferred shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our preferred shares or ADSs, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2012.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of preferred shares or ADSs of TNL. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws are available for inspection upon request at our headquarters at Rua Humberto de Campos, 425/8th floor, ZIP 22430-

190, Leblon, Rio de Janeiro, RJ, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2010, approximately 20% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2009 would have resulted in an increase of R$59 million in the cost of our capital expenditures in 2010, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2010, R$8,300.6 million, or 27.9%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2010, we protected 92.5% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars) by using foreign currency swaps, foreign exchange options, non-deliverable forwards and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar and euro cash positions, was US$4,606 million. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts and non-deliverable forwards cover our exchange rate risks until August 2017. At December 31, 2010, the fair value of the swap contracts amounted to R$784 million. The aggregate notional principal amount of the forward exchange options is R$10 million, all of which matures in 2011.

Gain on foreign currency and monetary restatement amounted to R$207 million at December 31, 2010 and R$1,475 million at December 31, 2009, due to the appreciation of the real against the U.S. dollar. At December 31, 2010, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against the U.S. dollar, euro and Japanese Yen would result in an increase of R$36 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position excluding our short-term non-deliverable forwards. Giving effect to our short-term non-deliverable forwards, this depreciation would result in a decline of R$180 million in our total debt obligations. For further information about our swap agreements and other derivative financial instruments we use, see note 4 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$29,136 million, of which R$23,261 million, or 79.8%, bore interest at floating rates, including R$20,436, million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$2,826 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR. At December 31, 2010, we had interest rate swap agreements (including our U.S. dollar cash position) under which 78.1% of our indebtedness exposed to LIBOR was converted into CDI rates, matching the interest rate index of our investments. At December 31, 2010, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$11,200 million as of December 31, 2010) mainly (1) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate, and, therefore, our exposure to Brazilian interest rate risk is partially mitigated by these investments, and (2) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential additional interest expense during 2011 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2011 would be approximately R$114 million, considering both the impact in our debt obligations and swap position, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

We employ financial risk management strategies using, cross-currency swaps, interest rate swaps, series swaps and non-deliverable forwards. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to our foreign-currency exposure in connection with our financings. We do not enter into derivatives transactions for speculative or any other purposes.

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

During the year ended December 31, 2010, we received from the depositary of our ADSs approximately US$8.1 million which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials, and (3) consulting and other services related to investor relations.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2010.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2010, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Tele Norte Leste Participações S.A.

Rio de Janeiro - RJ

We have audited the internal control over financial reporting of Tele Norte Leste Participações S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRSs), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated May 2, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil.

May 2, 2011

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that materially affected or could materially affect our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Sérgio Bernstein is our fiscal council financial expert. Sérgio Bernstein biographical information is included in “Item 6. Directors, Senior Management and Employees.” Sérgio Bernstein is independent, as that term is defined in Rule 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. A copy of our code of ethics may be found on our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010		2009
	(in millions of reais)

Audit fees (1)	R$	7.5	R$	13.5
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	7.5	R$	13.5

(1)	Audit fees consist of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, and review of financial statements and review of documents filed with the CVM and the SEC.

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

TNL is not required under Brazilian law to have, and accordingly does not have, a compensation committee. Under Brazilian Corporation Law, TNL’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of TNL’s board of directors. TNL also has a Human Resources and Compensation Committee that is composed of six members of which four are members of our board of directors. The Human Resources and Compensation Committee assists in overseeing our human resource strategy, including issues related to large scale changes in organizational structure, compensation strategy and performance evaluation.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors. On April 11, 2007, the shareholders of TNL approved a stock option program at their extraordinary shareholders meeting. At this meeting, the shareholders of TNL granted TNL’s board of directors the authority to manage and periodically create new stock option plans. See “Item 6. Directors, Senior Management and Employees—Stock Option Plans.”

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

Although the adoption of a code of ethics is not required by Brazilian law, TNL has adopted a code of ethics applicable to its directors, officers and employees, which addresses each of the items listed above. See “Item 16B. Code of Ethics.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	By-laws of Tele Norte Leste Participações S.A., as amended through May 3, 2011 (English translation).

2.01	Amended and Restated Deposit Agreement, dated as of December 29, 2008, among Tele Norte Leste Participações S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Tele Norte Leste Participações S.A. filed on December 19, 2008).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

3.03	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009).

3.04	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar,

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobras de Seguridade Social – PETROS, L.F. Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

4.01	Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 91/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.1 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2005).

4.02	Schedule of Omitted Standard Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.03 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2008).

4.03	Concession Agreement for Domestic Long-Distance Switched, Fixed-Line Telephone Service between ANATEL and Telemar Norte Leste S.A., No. 125/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.2 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2005).

4.04	Schedule of Omitted Standard Concession Agreement for Long-Distance Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2008).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and TNL PCS S.A., No. 01/2001, dated March 12, 2001 (English translation) (incorporated by reference to Exhibit 4.3 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2002).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services.

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and TNL PCS S.A., No. 14/2003, dated July 11, 2003 (English translation) (incorporated by reference to Exhibit 4.7 of Tele Norte Leste Participações S.A.’s annual report on Form 20-F for the year ended December 31, 2005.

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and TNL PCS S.A., No. 22/2008, dated 2008 (English translation) (incorporated by reference to Exhibit 4.10 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2008).

4.10	Schedule of Omitted Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services.

4.11	Stock Purchase Option Plan adopted on April 11, 2007 (English translation) (incorporated by reference to Exhibit 4.12 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2008).

8.01	List of Subsidiaries.

12.01	Certification of the Chief Executive Officer of Tele Norte Leste Participações S.A, pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Tele Norte Leste Participações S.A, pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Tele Norte Leste Participações S.A, pursuant to the Sarbanes-Oxley Act of 2002.

99.01	Letter dated June 23, 2010 from PricewaterhouseCoopers Auditores Independentes to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 99.01 to Tele Norte Leste Participações S.A’s annual report on Form 20-F for the year ended December 31, 2009).

There are numerous instruments defining the rights of holders of long-term indebtedness of Tele Norte Leste Participações S.A and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Tele Norte Leste Participações S.A and its subsidiaries on a consolidated basis. Tele Norte Leste Participações S.A hereby agrees to furnish a copy of any such agreements to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 3, 2011	TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: May 3, 2011

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Deloitte Touche Tohmatsu Av. Presidente Wilson, 231 – 22° 25° e 26° andares Rio de Janeiro – RJ – 20030-905 Brasil Tel: + 55 (21) 3981-0500 Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Tele Norte Leste Participações S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Tele Norte Leste Participações S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managementas well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 2, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil

May 2, 2011

Tel.: +55 (21) 3534-7500 Fax.: +55 (21) 2221-1395 www.bdobrazil.com.br	BDO Auditores Independentes Rua 7 de Setembro, 71 15° e 21° andares - Centro Rio de Janeiro - RJ - Brasil 20050-005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

Management and Shareholders’ of

Tele Norte Leste Participações S.A. and subsidiaries

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of Tele Norte Leste Participações S.A. and subsidiaries (“The Company”) as of January 1, 2009 as well as a summary of the main accounting practices and related notes. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We have conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the presentation of overall financial statement. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and subsidiaries as of January 01, 2009, in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

/s/ BDO Auditores Independentes

Rio de Janeiro, Brazil

March 28, 2011

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets as at December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$)

	Note	2010	2009	1/1/2009
Current assets
Cash and cash equivalents	10	9,052,200	6,205,528	9,498,392
Cash investments	10	2,147,606	1,818,841	1,239,557
Derivative instruments	21	43,797	107,902	73,348
Trade receivables, net	11	5,893,845	5,941,987	3,896,332
Inventories, net		98,212	162,774	153,368
Current recoverable taxes	12	1,103,642	507,831	791,856
Other taxes	13	1,072,440	1,128,742	654,646
Dividends and interest on capital	26			21,241
Judicial deposits	14	1,813,162	1,786,814	368,096
Other assets	15	947,581	658,057	355,743

Total current assets		22,172,485	18,318,476	17,052,579

Non-current assets
Cash investments	10	9,092	4,991	1,519
Derivative instruments	21	23,097	109,397	17,750
Available-for-sale financial assets	1a			2,138,573
Deferred taxes	12	5,623,381	5,727,450	3,276,242
Other taxes	13	430,837	767,399	335,518
Judicial deposits	14	6,453,278	5,468,133	1,841,396
Pension plan assets	27	92,619	136,277
Other assets	15	328,822	334,141	358,099
Investments	16	54,692	54,695	49,320
Property, plant and equipment, net	17	23,349,065	25,296,273	12,718,509
Intangible assets, net	18	16,600,015	17,785,030	2,755,240

Total non-current assets		52,964,898	55,683,786	23,492,166

TOTAL ASSETS		75,137,383	74,002,262	40,544,745

Current liabilities
Payroll, related taxes and benefits		567,556	362,385	273,541
Trade payables	19	4,038,747	4,054,785	1,902,629
Loans and financing	20	7,144,441	7,964,360	3,545,906
Derivative instruments	21	566,746	725,732	474,852
Current income taxes payable	12	732,505	187,457	437,052
Taxes other than income tax	13	1,746,476	1,451,544	535,567
Dividends and interest on capital	26	1,039,407	361,405	510,887
Licenses and concessions payable	22	532,310	315,051	266,632
Tax financing program	23	68,471	175,510	143,380
Provision for pension plan	27	77,941	104,533
Provisions	24	1,692,623	1,515,963	339,854
Other payables	25	1,108,445	1,053,813	719,121

Total current liabilities		19,315,668	18,272,538	9,149,421

Non-current liabilities
Loans and financing	20	21,991,458	20,861,606	16,189,694
Derivative instruments	21	284,180	583,760	125,515
Deferred income taxes	12	3,331,162	4,005,836	26,041
Taxes other than income tax	13	1,514,290	1,292,385	260,514
Licenses and concessions payable	22	1,593,847	1,517,022	904,071
Tax financing program	23	877,831	947,533	504,041
Provision for pension plan	27	575,365	575,180
Provisions	24	5,100,751	5,422,679	2,255,870
Other payables	25	579,274	413,205	166,657

Total non-current liabilities		35,848,158	35,619,206	20,432,403

Equity attributable to controlling shareholders	26
Share capital		5,448,731	5,448,731	5,448,731
Capital reserves		142,840	130,722	105,657
Income reserves		6,810,072	6,923,975	4,675,899
Treasury shares		(353,640)	(358,820)	(368,543)
Proposed additional dividends				808,677
Valuation adjustments to equity		(868,867)	(861,417)
Other comprehensive income (loss)				(612,787)
Accumulated losses				(825,004)

		11,179,136	11,283,191	9,232,630
Equity attributable to noncontrolling shareholders		8,794,421	8,827,327	1,730,291

Total equity		19,973,557	20,110,518	10,962,921

TOTAL EQUITY AND LIABILITIES		75,137,383	74,002,262	40,544,745

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Income Statement

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2010	2009

Net operating revenue	5	29,479,382	29,996,832

Cost of sales and services	6	(16,638,670)	(18,457,853)

Gross profit		12,840,712	11,538,979

Operating income (expenses)
Selling expenses	6	(4,886,331)	(5,301,979)
General and administrative expenses	6	(2,789,784)	(3,067,350)
Gain on acquisition of control - BrT	1(a)		6,683,751
Loss on available-for-sale investments	1(a)		(1,128,043)
Other operating income	7	1,331,997	1,419,198
Other operating expenses	7	(2,399,271)	(2,336,736)

		(8,743,389)	(3,731,159)

Operating income before financial income (expenses) and taxes		4,097,323	7,807,820

Financial income	8	1,929,470	1,601,025
Financial expenses	8	(4,361,106)	(3,988,338)

Financial expenses, net		(2,431,636)	(2,387,313)

Income before taxes		1,665,687	5,420,507

Income tax and social contribution
Current	9	(688,485)	(874,917)
Deferred	9	772,294	546,824

Net income for the year		1,749,496	5,092,414

Net income attributed to controlling shareholders		1,427,714	4,273,752
Net income attributed to noncontrolling shareholders		321,782	818,662

Basic and diluted earnings per share	26(h)
Common shares - basic (R$)		3.73	11.18
Common shares - diluted (R$)		3.67	11.01
Preferred shares - basic (R$)		3.73	11.18
Preferred shares - diluted (R$)		3.67	11.01

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statement of Comprehensive Income

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$)

	2010	2009

Net income for the year	1,749,496	5,092,414
Un realized gains (losses) on fair value of available-for-sale financial assets, net of taxes		2,802
Realization of losses on available-for-sale investments, net of taxes - note 1 (a)		744,508

Total comprehensive income for the year	1,749,496	5,839,724

Comprehensive income attributed to controlling shareholders	1,427,714	4,886,539
Comprehensive income attributed to noncontrolling shareholders	321,782	953,185

The components of the statement of comprehensive income are presented net of taxes.

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statement of Changes in Equity for the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Capital reserve			Income reserves
	Share capital	Investment grants	Share subscription premium	Stock options	Legal	Investments	Treasury shares	Retained earnings (losses)	Proposed additional dividends	Other comprehensive income	Valuation adjustments to equity	Total equity attributed to controlling shareholders	Noncontrolling shareholders	Total equity

Balance at January 1, 2009	5,448,731	25,083	4,279	76,295	379,870	4,296,029	(368,543)	(825,004)	808,677	(612,787)		9,232,630	1,730,291	10,962,921

Stock option plan				24,309								24,309		24,309
Exercise stock options			756			(4,109)	9,723					6,370		6,370
Gains (losses) on fair value of available-for-sale financial assets, net of taxes										2,298		2,298	504	2,802
Realization of losses on available-for-sale investments, net of taxes - note 1 (a)										610,489		610,489	134,019	744,508
Acquisition of BrT control - note 1 (a)													7,758,294	7,758,294
Acquisition of noncontrolling interests on June 23 takeover bids - note 1 (a)											(1,358,374)	(1,358,374)	(1,297,695)	(2,656,069)
Capital gain on corporate restructuring held on September 30 - note 1(a)											178,227	178,227	(178,227)
Tax effects from takeover bids and corporate restructuring											395,521	395,521	80,820	476,341
Acquisition of noncontrolling interests - note 1 (b)											(76,791)	(76,791)	(16,859)	(93,650)
Approval of additional dividends (R$2.1140 per share)									(808,677)			(808,677)	(202,482)	(1,011,159)
Extraordinary dividends (R$3.1281 per common share)						(399,069)						(399,069)		(399,069)
Extraordinary dividends (R$3.1281 per preferred share)						(797,494)						(797,494)		(797,494)
Net income for the year								4,273,752				4,273,752	818,662	5,092,414
Investment reserve						3,448,748		(3,448,748)

Balance at December 31, 2009	5,448,731	25,083	5,035	100,604	379,870	6,544,105	(358,820)				(861,417)	11,283,191	8,827,327	20,110,518

Stock option plan				11,838								11,838		11,838
Exercise of stock options			280			(2,557)	5,180					2,903		2,903
Other equity transactions with shareholders											(7,450)	(7,450)	7,450
Extraordinary dividends (R$3.1369 per common share)						(400,192)						(400,192)		(400,192)
Extraordinary dividends (R$3.1369 per preferred share)						(799,786)						(799,786)		(799,786)
Net income for the year								1,427,714				1,427,714	321,782	1,749,496
Allocation of net income:
Legal reserve					71,386			(71,386)
Minimum dividends proposed (R$0.8861 per share)								(339,082)				(339,082)		(339,082)
Investment reserve						1,017,246		(1,017,246)
Dividends and interest on capital allocated by subsidiaries													(362,138)	(362,138)

	5,448,731	25,083	5,315	112,442	451,256	6,358,816	(353,640)				(868,867)	11,179,136	8,794,421	19,973,557

Balance at December 31, 2010	5,448,731	142,840			6,810,072		(353,640)				(868,867)	11,179,136	8,794,421	19,973,557

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$)

	2010	2009

Cash flows from operating activities
Income before taxes	1,665,687	5,420,507

Items not affecting cash
Charges, interest income, and monetary correction	2,713,274	1,197,331
Depreciation and amortization	6,199,196	7,032,935
Provision for doubtful accounts	979,100	1,279,092
Provisions	856,529	642,015
Provision for pension plan	14,221	5,817
Gain on acquisition of control - BrT		(6,683,751)
Loss on available-for-sale financial assets		1,128,043
Reversal of allowance for impairment of investments	3
Write-off of property, plant and equipment	84,849	67,591
Provision for concession fee	157,611	149,243
Employee and management profit sharing	318,322	114,092
Mark-to-market of derivative instruments	501,270	1,352,831
Monetary correction of taxes in installments	84,709	11,048
Monetary correction of dividends and interest on capital		8,671
Provision (reversal) for tax financing program	(35,656)	603,119
Realization of prepaid expenses	860,813	778,245
Share-based compensation	14,173	29,031
Lapsed dividends	(34,277)	(69,280)
Other	(55,699)	149,006
Changes in assets and liabilities
Trade receivables	(938,670)	(1,192,104)
Inventories	111,404	27,606
Taxes	753,614	249,622
Held-for-trading cash investments	(8,072,097)	(5,474,968)
Redemption of held-for-trading cash investments	7,969,896	5,789,302
Prepaid expenses	(836,030)	(1,005,632)
Trade payables	608,506	1,134,496
Payroll, related taxes and benefits	(113,151)	(147,059)
Provisions	(1,006,300)	(728,797)
Provision for pension plan	(104,534)	(148,312)
Other assets and liabilities	212,029	159,258

Financial charges paid	(3,789,371)	(1,995,616)
Income tax and social contribution paid - Company	(381,830)	(433,791)
Income tax and social contribution paid - third parties	(268,224)	(453,054)
Dividends and interest on capital received		14,264

Cash flows from operating activities	8,469,367	9,010,801

(continues)

Tele Norte Leste Participações S.A.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2010	2009

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(3,572,398)	(5,741,812)
Acquisition of control of Invitel, less cash included in acquisition		(2,610,259)
Increase in permanent investments		(1,528)
Judicial deposits	(1,881,219)	(2,318,963)
Redemption of judicial deposits	831,507	700,915
Proceeds from sale of property, plant and equipment	3,608	31,700

Cash flows used in investing activities	(4,618,502)	(9,939,947)

Cash flows from financing activities
Loans and financing, net of debt issuance cost	11,940,596	9,400,092
Repayment of loans and financing, debentures, derivatives, and leases	(11,404,092)	(5,931,003)
Acquisition of noncontrolling interest		(2,656,837)
Licenses and concessions	(149,614)	(364,244)
Tax financing program	(225,795)	(143,692)
Payments of dividends and interest on capital	(1,165,288)	(2,668,034)

Cash flows used in financing activities	(1,004,193)	(2,363,718)

Increase (decrease) in cash and cash equivalents	2,846,672	(3,292,864)

Cash and cash equivalents

Cash and cash equivalents at the end of the period	9,052,200	6,205,528
Cash and cash equivalents at the beginning of the period	6,205,528	9,498,392

Increase (decrease) in cash and cash equivalents	2,846,672	(3,292,864)

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional Disclosures Relating to the Statement of Cash Flows

(a) Acquisition of the control of Invitel, BrT Part, and BrT

As disclosed in Note 1 (a) - GENERAL INFORMATION, on January 8, 2009, TNL acquired, through its indirect subsidiary Copart 1, the share control of Invitel and, consequently, of BrT. The amounts of the assets acquired and liabilities assumed on the acquisition of control are summarized as follows:

Invitel

Cash and cash equivalents	2,760,840
Cash investments	775,502
Trade receivables, net	2,147,627
Judicial deposits	3,430,286
Current and deferred recoverable taxes	2,945,200
Property, plant and equipment and intangible assets, net	29,766,881
Other assets	392,513
Loans and financing	(5,842,205)
Trade payables	(1,889,695)
Current taxes payable and taxes other than income tax	(5,159,670)
Provisions	(4,529,005)
Other payables	(2,842,312)
Previous investments in the acquiree at fair value	(2,142,818)
Noncontrolling interests	(7,758,294)
Gain on acquisition of control – BrT	(6,683,751)

Control acquisition price settled in cash	5,371,099
Subsidiary cash acquired	(2,760,840)

Cash paid to obtain control, less acquired cash	2,610,259

(b) Other information

	2010	2009
Minimum dividends declared and not paid	339,082	808,677
Dividends and interest on capital declared by subsidiaries and not paid	362,138
Amount paid and cash outflow to settle previously recorded liabilities	(624,544)	(882,444)

The accompanying notes are an integral part of these financial statements.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1	GENERAL INFORMATION

Tele Norte Leste Participações S.A. (“Company” or “TNL”) is a publicly-traded corporation, established on May 22, 1998, after the spin-off of Telecomunicações Brasileiras S.A. (“Telebrás”), and is mainly engaged in holding equity interests in other companies and the operating and financial management of its direct or indirect subsidiaries. TNL is headquartered in Brazil, in the city of Rio de Janeiro, at Rua Humberto de Campos, 425 – 8º. andar. TNL is a holding company, subsidiary of Telemar Participações S.A. (“TmarPart”), which at December 31, 2010 holds 17.48% of TNL’s total capital and 52.45% of its voting capital.

TNL is registered with the Brazilian Securities and Exchange Commission (“CVM”), as a publicly-traded company, and its shares are traded on the São Paulo Stock Exchange (“BOVESPA”). TNL’s is also registered with the US Securities and Exchange Commission (“SEC”), and its American Depositary Shares (“ADSs”) - Level II are traded on the New York Stock Exchange (“NYSE”), through American Depositary Receipts (“ADRs”). As at December 31, 2010, 44.85% of its preferred shares are traded on the NYSE in the form of ADRs.

The financial statements were approved by the board of directors management on April 26, 2011.

Interests in the Company’s subsidiaries are as follows:

Company	Activity	Direct 2010	Indirect 2010	Direct 2009	Indirect 2009
Telemar Norte Leste S.A. (“TMAR”)	Fixed telephony - Region I	81.92%		81.99%
Tele Norte Celular Participações S.A. (“TNCP”)	Holding company		81.64%		81.71%
TNL PCS S.A. (“Oi”)	Mobile telephony - Regions I and III		81.64%		81.71%
Paggo Empreendimentos S.A. (“Paggo”)	Payment and credit systems		81.64%		81.71%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”)	Payment and credit systems		81.64%		81.71%
Paggo Administradora de Crédito Ltda. (“Paggo Administradora”)	Payment and credit systems		81.64%		81.71%
TNL.Net Participações S.A. (“TNL.Net ”)	Holding interests in other companies	100%		100%
TNL Trading S.A. (“TNL Trading”)	Import and export of consumer goods	100%		100%
TNL PCS Participações S.A. (“TCP”)	Holding interests in other companies			100%
Way TV Belo Horizonte S.A.(“Way TV”)	Provision of telecommunication services		81.64%		100%
Copart 4 Participações S.A. (“Copart 4”)	Investment properties		81.92%

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Company	Activity	Direct 2010	Indirect 2010	Direct 2009	Indirect 2009
TNL Exchange S/A	Holding company	100%		100%
Coari Participações S.A. (“Coari”)	Holding company		81.92%		81.99%
Brasil Telecom S.A. (“BrT”) (**)	Fixed telephony - Region II		40.37%		40.40%
Copart 5 Participações S.A. (“Copart 5”) (**)	Investment properties		40.37%
Telemar Internet Ltda. (“TMAR Internet”)	Internet		81.92%		81.99%
Calais Participações S/A (“Calais”)	Holding company		81.92%		81.99%
SEREDE – Serviços de Rede S/A (“Serede”)	Network services		81.92%		81.99%
Companhia AIX de Participações (“AIX”) (*) (**)	Data traffic		40.96%		40.96%
14 Brasil Telecom Celular S.A. (“BrT Celular”) (**)	Mobile telephony - Region II		40.37%		40.40%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”) (**)	Data traffic		40.37%		40.40%
BrT Card Serviços Financeiros Ltda. (“BrT Card”) (**)	Financial services		40.37%		40.40%
Vant telecommunications Ltda. (“Vant”) (**)	Multimedia communication		40.37%		40.40%
Brasil Telecom Call Center S.A. (“BrT Call Center”) (**)	Call center and telemarketing services		40.37%		40.40%
BrT Serviços de Internet S.A. (“BrTI”) (**)	Holding company		40.37%		40.40%
IG Participações S.A. (“IGPT”) (**)	Holding company		40.37%		40.40%
Internet Group do Brasil S.A. (“IG”) (**)	Internet		40.37%		40.40%
Nova Tarrafa Participações Ltda. (“NTPA”) (**)	Holding company		40.37%		40.40%
Nova Tarrafa Inc. (“NTInc”) (**)	Holding company				40.40%
IG Cayman (“IGC”) (**)	Holding company				40.40%
Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”) (**)	Data traffic		40.37%		40.40%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”) (1) (**)	Data traffic		40.37%		40.40%
Brasil Telecom of America Inc. (“BrT of America”) (2) (**)	Data traffic		40.37%		40.40%
Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”) (3) (**)	Data traffic		40.37%		40.40%
Brasil Telecom de Colômbia, Empresa Unipersonal (“BrT Colômbia”) (4) (**)	Data traffic		40.37%		40.40%
SPE Desenvolvimento Participações S.A.	Investment properties		81.92%
SPE Sudeste Participações S.A.	Investment properties		81.92%
SPE São Paulo Participações S/A	Investment properties		81.92%
SPE Nordeste Participações S/A	Investment properties		81.92%
SPE Centro-Oeste Participações S.A. (**)	Investment properties		40.37%
SPE Sul Participações S.A. (**)	Investment properties		40.37%

(*)	AIX is an investment in a joint venture consolidated under the proportionate consolidation method.
(**)	Represents interest in common and preferred shares. The interest in the respective common shares is over 50% and consequently the entity is consolidated by the Company.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

All TNL subsidiaries are headquartered in Brazil except for the following:

1)	Headquartered in Bermuda

2)	Headquartered in the United States of America

3)	Headquartered in Venezuela

4)	Headquartered in Colombia

(a)	Acquisition of control and corporate restructuring of Brasil Telecom

In May and June 2008, there were successive acquisitions of preferred shares of Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”), respectively. These acquisitions preceded the acquisition of control on January 8, 2009.

The period until the acquisition corresponds to the period waiting for the authorizations by regulatory and antitrust bodies, the National Telecommunications Agency (ANATEL) and the Brazilian Antitrust Agency (CADE), respectively, required to enter into a shareholders’ agreement.

The acquisition of the control of BrT was consistent with management’s strategy to enter new markets, expand the fixed telephony, mobile telephony, broadband, internet, and other network and infrastructure, and capture the synergies resulting from the integration of operating processes.

As disclosed in the Material Fact published on the acquisition date, the Company conducted the corporate restructuring of BrT to streamline its structure, which was conducted at carrying amounts as it consisted of a transaction between entities under common control.

The table below summarizes the material information of the acquisitions of shares and the corporate restructuring.

	May and June 2008		22/07/2008		08/01/2009		23/06/2009		Jun 31 and Sep 30, 2008
	Separate purchases		Discretionary takeover bids		Acquisition of control (a.1)		Mandatory takeover bids (a.2)		Corporate restructuring (a.2)
	BRTP4	BRTO4	BRTP4	BRTO4	Invitel *	BRTP3	BRTP3	BRTO3	BRTO3	BRTO4

Number	55,819,400	45,590,200	20,826,442	13,366,365	57,532,477	12,185,836	40,452,227	630,872	161,359,129	69,718,384

Price	25.53 **	19.69 **	30.37	23.42	77.04	77.04	64.71	60.64	* **	* **

Total amount paid	1,425,133	897,775	634,582	313,040	4,432,302	938,797	2,617,664	38,256	* ***	* ***

Percentage of shares acquired	24.3%	14.6%	9.0%	4.3%	100.0%	9.1%	30.2%	0.3%	79.3%	17.4%

Percentage of total shares acquired	15.4%	8.3%	5.7%	2.2%	100.0%	3.4%	11.1%	0.1%	26.8%	11.6%

Accumulated direct interest in shares	24.3%	14.6%	33.3%	18.9%	100.0%	9.1%	39.3%	0.3%	79.6%	32.2%

Accumulated direct interest in voting capital					100.0%	9.1%	39.3%	0.3%	79.6%

Total accumulated direct interest	15.4%	8.3%	21.1%	10.5%	100.0%	9.1%	20.2%	10.6%	27.5%	21.8%

Total accumulated interest in voting capital					100.0%	60.5%	90.7%	90.2%	79.6%

Total accumulated interest	1.3%		24.7%		40.0%		47.0%		49.3%

*	All shares are common shares.
**	Average prices.
***	Share exchange ratio (1.2190981 BRTO3 for one BRTP3; and 0.1720066 BRTO3 and 0.9096173 BRTO4 for one BRTP4).
****	Exchange of total shares held in BrT Part. held by Coari for new shares issued by BrT and BrT shares held by BrT Part.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a.1)	Acquisition of BrT control

The acquisition of control of BrT was accounted for in accordance with IFRS 3, at the fair value of the identifiable assets and identifiable liabilities, including intangible assets and contingent liabilities. The net assets acquired on the business combination date were as follows:

At January 8, 2009
Assets:
Cash and cash equivalents	2,760,840
Cash investments	775,502
Trade receivables	2,147,627
Other current assets	1,914,243
Non-current assets	4,850,012
Investments	3,744
Property, plant and equipment	13,218,733
Intangible assets	16,548,148

Total acquired assets	42,218,849

Liabilities:
Current liabilities	5,668,225
Deferred tax liabilities	4,421,341
Provisions (i)	4,529,005
Other payables	5,644,315

Total liabilities assumed	20,262,886

Total net assets	21,955,963

(i)	The provision for contingent liabilities includes R$3,075,969 representing the fair value of several labor, tax, and civil contingencies that represent a possible or remote risk of loss, as assessed by our legal counsel. This amount was estimated based on the expected future cash disbursements at the end of each lawsuit and is recognized in the Company’s financial statements according to the BrT business combination.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

We present below the total amount of the acquisition price and the gain on acquisition of control - BrT:

Fair value of assets acquired and liabilities assumed	21,955,963
Amount paid for the control of Invitel Participações S.A. (“Invitel”)	(4,432,302)
Brasil Telecom Participações S.A. shares acquired by Copart 1 Participações S.A. (“Copart 1”)	(938,797)
Fair value of interest previously held by Copart 1 (i)	(1,352,799)
Fair value of interest previously held by Copart 2 Participações S.A. (“Copart 2”) (i)	(790,020)
Fair value of noncontrolling interests (ii)	(7,758,294)

Total amount invested	(15,272,212)

Gain on acquisition of control - BrT	6,683,751

Loss in fair values of previously available-for-sale financial assets	(1,128,043)

Gain on acquisition of control - BrT, net	5,555,708

(i)	The fair values were based on the share market price on acquisition date. At January 1, 2009, the amount of previously available-for-sale financial assets at fair value was R$2,138,573.
(ii)	The fair value of noncontrolling interests was determined as follows:

•	for common shares, we used the amount set for takeover bids, based on CVM requirements.

•	for preferred shares, we used the market value on acquisition date.

The gain obtained on acquisition arises mainly from the difference between the fair value of the net assets of Invitel and the market value of noncontrolling interests in the preferred shares of BrT Part and BrT. The fair value of the net assets of Invitel is substantially related to the fixed telephony segment which, by nature, is a long-term investment and, as a result less affected by the global credit crisis. However, the market value of the preferred shares of BrT Part and BrT had been severely impacted by the global credit crisis. On January 8, 2009, the date of acquisition of control, BrT and BrT Part preferred shares had declined by 34 and 36 percent, respectively, compared to their peak in 2008.

Based on the calculation of the gain on the acquisition of BrT control shown above, the Company’s management revisited its estimates of the fair values of the assets acquired and the liabilities assumed. Therefore, management revised the procedures used to measure the relevant amounts recognized at the acquisition date related to: (i) the fair values of the identifiable assets acquired and the identifiable liabilities assumed; (ii) noncontrolling interests at the acquisition date; (iii) equity interests previously held in the acquired company; and (iv) the consideration transferred, to ensure that all the information available at the acquisition date was appropriately considered to account for the business combination. As no additional information was brought to the attention of the Company’s management as a result of the revision that could change the fair values of the assets acquired and the liabilities assumed in connection with this acquisition in accordance with IFRS 3, a gain of R$6,683,752 was recognized in the 2009 income statement of acquirer Coari.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a.2)	Subsequent capital transactions (mandatory takeover bids and corporate restructuring)

Under IFRS, changes in equity interests of a parent while maintaining the control of a subsidiary are recognized as capital transactions in equity. Therefore, the R$2,655,920 cash disbursement was recorded against the value of noncontrolling shareholders acquired during the takeover bids (R$1,297,546), and the excess amount paid on the capital transaction, amounting to R$1,358,374, was charged to valuation adjustments to equity.

As a result of the mergers completed on July 31, 2009 and September 30, 2009, Invitel, Solpart Participações S.A. (“Solpart”), Copart 1 and Copart 2, and BrT Part, respectively, were merged with and into BrT. As Copart 1 was the parent of Invitel since January 8, 2009 and had the same parent as Copart 2, the merger of Invitel, Solpart and Copart 1 with and into BrT Part and of Copart 2 with and into BrT on July 31, 2009, and the subsequent merger of BrT Part with and into BrT on September 30, 2009 represent corporate restructurings of companies under common control.

After the completion of the corporate restructuring, there was a 2.3% increase in the controlling shareholders’ equity interest held in BrT. As a result of the difference between the fair values of the shares included in the share exchange, an additional amount of paid in capital was recognized in the Company’s equity, totaling R$178,227, as a credit to valuation adjustments to equity. In the transaction the Company also recognized R$395,521 corresponding to the additional tax benefit on goodwill arising on the takeover bids of June 23, 2009 (under the former BR GAAP) and which was realized at the time of the downstream mergers undertaken on September 30, 2009.

The shareholding structure of BrT at September 30, 2009 was as follows:

Shareholding structure – Brasil Telecom S.A.
Shareholder	Common shares	%	Preferred shares	%	Total	%
Coari	161,990,001	79.63	128,675,049	32.20	290,665,050	48.20
Noncontrolling shareholders	41,433,175	20.37	257,690,765	64.49	299,123,940	49.60
Treasury shares			13,231,556	3.31	13,231,556	2.20

Total	203,423,176	100.00	399,597,370	100.00	603,020,546	100.00

(b)	Acquisition of TNCP, takeover bids and corporate restructuring of Amazônia Celular S.A. (“Amazônia”)

On April 3, 2008, TMAR acquired the share control of TNCP (and indirectly Amazônia), under the Share Purchase and Sale Agreement entered into with Vivo Participações S.A. (“Vivo”).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On October 22, 2008 and January 16, 2009, TMAR conducted a discretionary and a mandatory takeover bid, respectively, through which it acquired shares of Amazônia and TNCP, as shown in the table below:

	October 22, 2008				January 16, 2009
	Preferred shares				Common shares
	Amazônia				TNCP	Amazônia
	Class A	Class B	Class C	Class E
Number	64,860	113,571	14,800	174,875	1,175,018	80,868
Price paid	38.00	38.00	38.00	38.00	87.61	134.00

Percentage interest	74.1%				97.9%	34.8%

As a result of purchases made under the mandatory and discretionary takeover bids (OPAs), TMAR holds since January 16, 2009, 2,467,689 common shares and 4,147,288 preferred shares of TNCP, as well as 80,868 common shares and 971,791 preferred shares of Amazônia, representing 98.7% of TNCP’s total capital and 17.9% of Amazônia’s total capital.

After the mandatory takeover bids, the Company recognized the excess price amounting to R$76,791 in valuation adjustments to equity (‘Goodwill on capital transactions’).

On March 9, 2009, the management of TMAR implemented a corporate restructuring aimed at consolidating the assets related to the operations of Amazônia with the assets used in the operations of Oi, and subsequently handing over to ANATEL the licenses for the use of certain radiofrequencies.

The corporate restructuring was as follows:

Merger of Amazônia shares by TNCP

	Common shares	Preferred shares
Amazônia shares received by TMAR	151,159	270,798
TNCP shares delivered by TMAR (i)	354,886	1,430,859
Exchange ratio for 1 Amazônia share (ii)	1.529505	1.151515

(i)	New shares were issued for the exchange.
(ii)	The share exchange ratio maintained the existing types of shares, based on the following:

•	for common shares, prices paid in TNCP and Amazônia mandatory takeover bids; and

•	for preferred shares, prices paid in TNCP and Amazônia discretionary takeover bids.

The merger of Amazônia shares resulted in a capital increase of TNCP amounting to R$32,881.

Capital increase of TNCP

In March 2009, TMAR increased its equity interest in TNCP through a capital payment in the form of the assignment of 100% of its investment in Oi. In this procedure, 56,464,204 common shares and 112,928,407 preferred shares of TNCP were issued, and the full amount involved was of R$8,673,466, which corresponds to the carrying amount of the investment in Oi.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of the merger of Amazônia shares and the capital payment by the controlling shareholder TMAR, TNCP’s capital increased by R$8,673,466, to R$8,791,201, represented by 59,311,566 common shares and 118,568,472 preferred shares, resulting in the following shareholding structure:

	Registered common shares (ON)%		Registered preferred shares (PN)%		Total	%

TMAR	59,055,488	99.57	118,193,342	99.68	177,248,830	99.65
Outstanding shares	256,078	0.43	375,130	0.32	631,208	0.35

Total shares	59,311,566	100.00	118,568,472	100.00	177,880,038	100.00

Merger of Amazônia with and into Oi

On the merger of Amazônia with and into Oi, 92,363,839 registered common shares without par value were issued, where each common share or preferred share of Amazônia, regardless of its class, corresponds to 15,686,583 common shares of Oi.

The radiofrequencies granted to Amazônia were returned to ANATEL, thus terminating its Personal Mobile Service (SMP) license.

Before the corporate restructuring, the capital of Oi was R$9,612,504, represented by 6,101,213,226 registered common shares without par value. As a result of the merger with Amazônia, Oi’s capital stock increased by R$131,302, to R$9,743,805, represented by 6,193,577,065 common shares. The issued shares were paid in by absorbing Amazônia’s shareholders’ equity, where TNCP holds 100% of Oi’s shares.

On April 22, 2009, the few noncontrolling shareholders that did not exercise their withdrawal rights paid in the capital of TNCP amounting to R$55, and total capital increased to R$8,791,256, without the issuance of new shares.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The financial statements have been prepared based on the historical cost, except for certain financial instruments measured at their fair values and the acquisition of BrT control, described above, accounted for pursuant to IFRS 3, as described in the accounting policies in (b) below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the process of application of the group’s accounting policies. The areas requiring a higher level of judgment and that are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in (c) below.

Consolidated financial statements

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company’s consolidated financial statements have been prepared and are presented in conformity with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are the first prepared in accordance with IFRS. The effects of adopting IFRS are presented in Note 3.

(b)	Significant accounting policies

Basis of consolidation

Consolidation was prepared in accordance with IAS 27 Consolidated and Separate Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	addition of assets, liabilities, income and expense accounts according to their accounting substance;

•	elimination of intercompany balances, and material income and expenses, between the consolidated companies.

•	elimination of investments and corresponding equity interests in subsidiaries;

•	separate disclosure of the equity attributable to noncontrolling shareholders and net income (loss) for the year; and

•	consolidation of exclusive investment funds (Note 10).

The financial statements of the subsidiaries and controlled entities (joint ventures) are included in the consolidated financial statements from the time control or joint control is obtained until the date it no longer exists. The accounting policies of the subsidiaries and jointly controlled entities are aligned with the policies adopted by the Company.

Translation of foreign currencies

Functional and reporting currency

The Company and its subsidiaries operate in the Brazilian telecommunications industry as a holding company and telecom carriers, respectively, engaged in related activities (see Note 1), and the currency used in their operations is the Brazilian real (R$).

To define its functional currency, management considered the currency that influences:

•	the sale price of its products and services;

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	the costs of services and sales;

•	the cash flows for trade receivables and trade payments; and

•	interest, investments and loans.

Accordingly, the Company and its subsidiaries’ functional currency is the Brazilian real (R$), which is also the presentation currency of these financial statements.

Balances and transactions

Foreign currency-denominated transactions are translated into the functional currency using the exchange rate prevailing on the transaction date. Foreign exchange differences from translation are recognized in the income statement.

Group companies

The Company has investments in companies headquartered abroad, none of which uses a functional currency other than the Brazilian real (R$).

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy under IAS 29, as cumulative inflation over three years exceeds 100%.

The Company’s management analyzed the effect of hyperinflation in the consolidated financial statements and concluded that the impact of monetary correction for the period is immaterial, as this subsidiary’s equity (base for the hyperinflationary effects) as at December 31, 2010, is R$1,689 (R$2,625 in 2009).

Nonmonetary items indexed to a foreign currency

The Company and its subsidiaries do not have nonmonetary items indexed to a foreign currency (other than the functional and presentation currency) as foreign subsidiaries are considered an extension of the operations of their Brazilian parent.

Operating segments

Reporting on operating segments is consistent with the internal report provided to the chief operating decision maker of the Company, its management. All operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment results that are reported to the management include items directly attributable to the segment and those that can be allocated on a reasonable basis.

Capital expenditures by segment are the total costs incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Business combinations

Acquisitions made beginning January 1, 2009

For acquisitions made on or after January 1, 2009, the Company identifies the acquirer and recognizes in the consolidated financial statements the fair values of: acquired assets (including intangible assets), assumed liabilities, contingent assets and contingent liabilities, consideration transferred, including the amounts of previously held equity interest, and the noncontrolling interest in the acquiree. When the amount paid exceeds the net assets noncontrolling interests, the amount in excess of assets acquired and liabilities assumed is recognized as goodwill; otherwise, the gain resulting for the acquisition is recognized in the income statement.

The Company uses valuation reports issued by specialist valuers to measure the fair values of the assets and liabilities of each business combination.

The Company measures noncontrolling interests at fair value to calculate the gain or loss of a business combination. The Company uses judgment to determine the model that provides the best representation of the economic substance of the transaction, using one of the following: market price based on the quotation of the acquiree’s shares on a stock exchange or the proportional interest in the acquired net assets.

Transaction costs other than those related to the issuance of debt securities or equity, incurred by the Company to complete a business combination, are recognized as expenses as incurred.

Acquisitions prior to January 1, 2009

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to IFRS, January 1, 2009, pursuant to IFRS 1. Accordingly, excess amounts paid are measured and classified using their original bases. The Company depreciates amounts recognized based on the nature of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment of the excess amounts paid based on expected future earnings (goodwill) on an annual basis or more frequently if there are any impairment indicators.

Cash and cash equivalents

Comprise cash, banks, and highly liquid cash investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below.

Cash investments

Classified according to their purpose as: (i) trading securities; (ii) held-to-maturity; and (iii) available-for-sale.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Trading securities are measured at fair value and their effects are recognized in income. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable. Available-for-sale investments are measured at fair value and their effects are recognized in shareholders’ equity under the equity valuation adjustments account, when applicable.

Trade receivables

Receivables from users of the telecommunications services are stated at the tariff or service amount on the date they were provided and do not differ from their fair value. These receivables include receivables from services provided and not billed by the end of the reporting period, whose amount is calculated based on the metering made at the end of the reporting period or by estimate considering historic performance. Relevant taxes are also calculated and accounted for on an accrual basis. Receivables from sales of handsets and accessories are stated at the sales prices and recorded when the products are delivered and accepted by the customers.

Charges on past-due bills are recognized when the bill of the first billing cycle subsequent to the payment of the overdue bill is issued.

Provision for doubtful accounts

An allowance for write-down to the recoverable value is recorded when there is objective evidence that the Company will not be able to collect all the amounts due within the original terms of its receivables.

Recognized for the purpose of recognizing losses on receivables, considering the actions taken to limit services provided to customers with past-due bills, from when receivables are past due for more than 60 days, increasing progressively, as follows:

Past-due receivables	Accrued loss %

From 1 to 60 days	Nil
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
From 151 to 180 days	100

Inventories

Inventories are segregated and classified as described below:

•	Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost;

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	Inventories for expansion, classified in property, plant and equipment, are stated at average cost and are used to expand the telephone plant; and

•

Inventories of merchandise for resale classified in current assets are stated at average cost and are basically represented by handsets and accessories. Adjustments to net realizable value are recognized for handsets and accessories purchased for amounts that exceed their sales prices. Impairment losses are recognized for obsolete inventories.

Investments

Investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

Property, plant and equipment

Property, plant and equipment are stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. This group also includes expenses on facilities when it is probable that the future economic benefits related to such costs will flow into the Company and the asset dismantlement, removal and restoration costs. Financial charges on obligations financing assets and construction works in progress are capitalized. The balances stated in the consolidated financial statements include the fair values of Invitel’s identifiable assets and identifiable liabilities acquired on January 8, 2009.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is written off. Maintenance and repair costs are recorded in the income statement in the period in which they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company.

Intangible assets

Separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the estimated useful lives of the assets. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized over estimated useful lives of three to five years.

Software maintenance costs are recognized as expenses when incurred. The development costs that are directly attributable to the project and the tests of identifiable and exclusive software, controlled by the Company, are recognized as intangible assets when the following criteria are met:

•	Completing the software so that it will be available for use is technically feasible.

•	Management has the intention to complete the software and use or sell it.

•	The Company has the ability to use or sell the software.

•	It can be demonstrated that the software will generate probable future economic benefits.

•	There are adequate technical, financial and other resources available to complete the development and to use or sell the software.

•	The expenditure attributable to the software during its development can be measure reliably.

Directly attributable costs that are capitalized as part of software include the costs on the employees allocated to software development and an adequate portion of the applicable direct expenditure. Costs also include loans costs incurred during the software development period.

Other development expenditure that does not meet these criteria is recognized as expenses, when incurred. Development costs previously recognized as expenses are not recognized as assets in a subsequent period.

Software development costs recognized as assets are amortized over its estimated useful life, which does not exceed five years.

In the consolidated financial statements, intangible assets acquired in a business combination are recognized at fair value on the date of acquisition (which becomes the new cost amount) and amortized over the contractual periods and/or the period they are expected to generate future economic benefits.

Impairment of long-lived assets

Assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets might be impaired. Long-lived assets can be identified either as assets with indefinite useful lives or assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. In order to be tested for impairment, assets are grouped into the smallest identifiable group for which there are cash-generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company’s operations in its various business segments.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The CGUs are the Company’s operating segments as they are the smallest separable cash generating units.

Net Present Value (NPV) projections for the CGUs are prepared taking into consideration the following assumptions:

•	Entity-related inputs: evidence of obsolescence or damage, discontinuation plans, performance reports, etc.;

•

Outside inputs: market prices of the assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, market value of Company shares, etc.

These projections support the recovery of assets with indefinite useful lives. Additionally, Company tests did not show any evidences of impairment that would result in the realization of projections for assets with finite useful lives, except for the assets recorded in the BrT acquisition measured at fair value for which the Company performed impairment test and concluded that there was no impairment loss to be recorded.

Discount to present value

The Company assesses its financial assets and financial liabilities to identify instances of applicability of the discount to present value. The provision for asset decommissioning and leased assets were discounted to present value.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company loans for financial liabilities. The offsetting entry is recorded against the asset or liability that has originated the financial instrument, when applicable, and the deemed loan costs are allocated to the Company’s income statement according to the rate used in the calculation.

The Company believes that no other the assets or liabilities as at December 31, 2010 and 2009 is subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with observable or unobservable interest. Financial instruments measured at the amortized costs are adjusted for inflation using relevant contractual indices.

Impairment of financial assets

The Company assesses at the end of the year, whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

Loans and financing

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Stated at amortized cost, plus monetary correction of foreign exchange differences and interest incurred through the end of the reporting period.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction of the balance of loans and financing, and are expensed over the relevant agreement term.

Derivative instruments

The Company contracts derivative instruments to mitigate exposure to market risks arising from changes in exchange rates on foreign currency-denominated debt.

The derivative instruments are initially recognized at cost at the inception of the derivative contract and are subsequently measured at fair value. Changes in the fair value of any of these derivative instruments are recorded directly in the income statement.

In these financial statements the Company and its subsidiaries did not use hedge accounting.

Financial liabilities and equity instruments

Debt or equity instruments issued by the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

The Company and its subsidiaries have a share-based compensation program, whose related obligation will be settled with equity instruments. These options are priced at fair value on the grant date of the plans and are recognized in the income statement on a straight-line basis over the option’s vesting period. Accumulated balances are recognized in shareholders’ equity.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and external legal counsel, and the amounts are recognized based on the cost of the expected outcome of the claims.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Employee benefits

•

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to the income statement on the accrual basis.

The Company and its subsidiaries have defined contribution and defined benefit plans.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

The defined benefit plan recognizes gains and losses under the corridor approach. The defined benefit is calculated annually by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the end of the reporting period, less the fair value of the plan’s assets.

•

Stock option plan: the Company and its subsidiaries offer to their officers preferred and common stock option plans. These options are priced at fair value on the grant date of the plans, are recognized in the income statement on a straight-line basis over the option vesting period and are settled in shares. Accumulated balances are recognized in shareholders’ equity.

Subsidiary BrT had a stock option plan, granted to officers and employees. These options were partially settled in the year ended December 31, 2009 due to the change in share control.

•

Employee profit sharing - the accrual that includes the employee profit sharing plan is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Plan’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a specific collective bargaining agreement.

Revenue recognition

Revenues refer mainly to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer, and certain specific criteria of each of the Company’s activities have been met.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis.

Prepaid services are recognized as unearned revenues and recognized in revenue as the services are used by the customers.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Revenue from sales of handhelds and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

Revenue from sales of payphone cards—Public Use Telephony (TUP)—is recognized when the credits are effectively consumed by the customers.

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods.

Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on cash investments and gains on derivative instruments. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, and other financial transactions.

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on the accrual basis. The taxes attributed to temporary differences and tax loss carryforwards are recorded as assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets when it is not longer probable that sufficient taxable income will be available to allow the utilization of the whole or part of the deferred tax assets. Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews.

Government grants and government assistance

Government grants are initially recognized as deferred revenue at fair value when there is reasonable assurance that they will be received and that the subsidiaries will comply with the conditions attaching to them. Government grants received as compensation for subsidiaries’ expenses incurred are recognized as income on a systematic basis in the same periods when such expenses are recognized, and grants received as compensation for the cost on an asset are recognized as income on a systematic basis over the useful life of the asset.

Earnings per share

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Basic earnings per share are calculated using net income for the period attributable to controlling shareholders of the Company and the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share are calculated using the weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to IAS 33.

Statement of cash flows

The statement of cash flows is prepared in accordance with IAS 7, under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified in the statement of cash flows, depending of their nature, as (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, judicial deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of property, plant and equipment, intangibles and other fixed assets. Cash flows arising from financing activities basically comprise cash payments and cash proceeds related to loans and financing, derivative instruments, and dividends and interest on capital.

(c)	Estimates and critical accounting judgments

In preparing the financial statements, the Company’s management used estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

Revenue recognition and trade receivables

The Company’s revenue recognition policy is significant as it is a material component of operating results. Pricing undertaken by management, collection ability, and the right to receive certain network usage revenue are based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by the ANATEL (telecommunications industry regulator).

Provision for doubtful accounts

The allowance for doubtful accounts is set to recognize probable losses on receivables, as described in note 2, taking into account the actions taken to restrict the provision of services to and collect default customers.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company’s management includes government entities, corporate customers, and other providers of telecommunications services in the base to calculate the allowance. There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debt in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over the useful lives of the assets. The useful lives of the most significant assets are described in Note 18.

The useful lives of certain assets may vary as they are used in the fixed or mobile segments. The Company periodically reviews the useful lives of its assets.

Impairment of long-lived assets

The Company tests property, plant and equipment items and intangible assets for impairment either in light of decisions to discontinue activities where such assets are used or when there is evidence that the future operating revenue will not be sufficient to assure their realization.

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. The Company tests assets with indefinite useful lives (goodwill) for impairment annually, or more frequently if there are any impairment indicators, in accordance with the accounting policy described in Note 2.

The Company applied IFRS 3 to account for business combinations that took place after the date of transition to IFRS and allocated the fair value of assets acquired and liabilities assumed on acquisition date referred to in Note 1 (a.1) to the cost of acquiree BrT. These assets have also been tested for impairment.

The recoverable amounts of assets are determined by comparing the calculations of their value in use and their sales prices. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that the Company makes certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company. The use of different assumptions can significantly affect our financial statements.

Provisions

The Company recognizes provisions for losses in labor, tax and civil lawsuits, as well as administrative proceedings, as presented in note 24. The recognition of a provision for contingent liabilities is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidences and recent decisions, and reflects a reasonable estimate as assessed by management, the general counsel, and the external legal counsel. It is possible that the assumptions

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

used to estimate the provision for contingent liabilities change, which can, therefore, result in changes in future provisions for contingent liabilities.

Derivative instruments

Derivative financial instruments are recognized at fair value based on future cash flow estimates associated to each instrument contracted. The estimates presented may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that the Company would receive or pay to settle such transactions.

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for IFRS purposes. Pursuant to IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee benefits

The actuarial valuation is based on assumptions and estimates related to interest rates, return on investments, inflation rates for future periods, mortality indices, and an employment level projection related the pension fund benefit liabilities. The accuracy of these assumptions and estimates will determine the creation of sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount to be disbursed annually on pension benefits. These assumptions and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, and our capacity to create new jobs and retain our employees. All assumptions are reviewed at the end of the reporting period. If these assumptions and estimates are not accurate, there may be the need to revise the reserves for pension benefits, which could significantly impact our results.

(d)	Standards, revised standards, and interpretations not yet in effect

Existing standards, revised standards, and interpretations not yet effective and which were not early adopted by the Company and its subsidiaries

The following standards and revised standards have been issued and are effective for reporting periods beginning on or after January 1, 2011. However, the Company did not early adopt these standards and revised standards.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

IFRS 9 Financial Instruments, issued in November 2009 and amended in October 2010. This standard is the first step in the process to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements to classify and measure financial assets and will probably affect the accounting of the Company’s financial assets. This standard is not effective until January 1, 2013, but early adoption is permitted. The Company will still assess the full impact of IFRS 9.

IAS 24 (revised) Related Party Disclosures, issued in November 2009. Replaces IAS 24 Related Party Disclosures, issued in 2003. IAS 24 (revised) is effective for annual periods beginning on or after January 1, 2011. Early full or partial adoption is permitted. The revised IAS 24 clarifies and simplifies the definition of related party and discontinues the requirement for government-related entities to disclosed details on all transactions with the government and other government-related entities. When applied, the Company and its parent will have to disclose any and all transactions with subsidiaries and associates. The Company will still assess the full impact of IAS 24 (revised).

IFRIC 14 Prepayments of Minimum Funding Requirements. In November 2009, the IFRIC issued amendments to IFRIC 14 that permit the recognition of prepayments as assets when an entity is subject to the minimum funding requirements. The amendments to IFRIC 14 are effective for annual periods beginning on or after January 1, 2011. The Company is assessing the impacts of the amendments to the interpretation of this standard on its financial statements.

Improvements to IFRS 2010

The amendments are usually effective for annual periods beginning on or after January 1, 2011, unless otherwise indicated.

Standard	Main requirements	Effective date

IFRS 3 Business Combinations

Transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS (revised).

Clarifies that the amendments to IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement that eliminate the contingent consideration exemption do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3 (as revised in 2008).

Measurement of noncontrolling interests

Effective for annual periods beginning on or after July 1, 2010, to be applied prospectively.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Standard	Main requirements	Effective date

	The option to measure noncontrolling interests either at fair value or at the proportionate share of the acquiree’s net assets applies only to noncontrolling interests that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of noncontrolling interests should be measured at fair value, unless another measurement basis is required by IFRS.	Effective for annual periods beginning on or after July 1, 2010. To be applied prospectively.

IFRS 7 Financial Instruments: Disclosures	Emphasizes the interaction between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments.	Effective for annual periods beginning on or after January 1, 2011, to be applied retrospectively.

IAS 1 Presentation of Financial Statements	Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.	Effective for annual periods beginning on or after January 1, 2011, to be applied retrospectively.

IAS 27 Consolidated and Separate Financial Statements	Clarifies that the consequential amendments from IAS 27 made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures apply prospectively for annual periods beginning on or after July 1, 2009 or earlier when IAS 27(R) is applied earlier.	Effective for annual periods beginning on or after July 1, 2010, to be applied retrospectively.

IFRIC 13 Customer Loyalty Programmes	The meaning of ‘fair value’ is clarified in the context the measurement of award of credits in customer loyalty programs.	January 1, 2011

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3	FIRST-TIME ADOPTION OF IFRS

3.1	Basis of transition

Application of IFRS 1

The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with IFRS. The Company applied IFRS 1 to the preparation of these consolidated financial statements.

The date of transition is January 1, 2009. Management prepared the opening IFRS balance sheet as at that date.

In the preparation of these financial statements, the Company applied the relevant mandatory exceptions to and certain optional exemptions from full retrospective application.

3.2	Exemptions from full retrospective application used by the Company

Business combinations

The Company applied the business combinations exemption described in IFRS 1, and thus did not remeasure business combinations that took place before January 1, 2009, date of transition. The Company maintained in its financial statements only the balances of assets recognized in accordance with IFRS for business combinations prior to the date of transition, see comment in item 3.4(g).

Asset retirement obligation

The Company elected to recognize the existing obligation related to dismantlement, removal and restoration costs of property, plant and equipment items and the related accumulated depreciation, as at the date of transition.

Remaining optional exemptions not used by the Company

•

the Company adopts the actuarial gain and loss deferral rule by applying the corridor approach in which it recognizes actuarial gains and losses that exceed the greater of 10% of the plan assets or 10% of the projected accumulated benefit liabilities. As a result, the exemption from the recognition of all accumulated actuarial gains and losses prior to January 1, 2009 against retained earnings was not used;

•	share-based payments and accounting for leases – the accounting practices adopted in Brazil and IFRSs were already aligned with respect to these transactions in 2009;

•

assets and liabilities of subsidiaries and joint ventures recognized in accordance with IFRS 1 on a date of transition later that the Company’s date of transition – the Company, its subsidiaries, and its joint ventures have adopted the same date of transition to IFRS. The assets and liabilities of subsidiaries and joint ventures are, therefore, consistent with the consolidated financial statements;

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	compound financial instruments – the Company and its subsidiaries do not have any outstanding balance of this type of financial instrument on the date of transition.

•	financial assets or intangible assets accounted for as required by IFRIC 12 – the Company and its subsidiaries have not entered into contracts within the scope of this interpretation; and

•

the Company and its subsidiaries elected not to adopt the fair value as deemed cost of property, plant and equipment. Note that the property, plant and equipment of subsidiary BrT is carried at fair value (on date of acquisition) as a result of the adoption of IFRS 3 Business Combinations, on account of the acquisition described in Note1(a), which took place on January 8, 2009.

3.3	Exceptions to retrospective application used by the Company

The Company applied the following mandatory exception to retrospective application.

Exception to estimates

The estimates used in preparing these financial statements as at January 1, 2009 and December 31, 2009 are consistent with the estimates made for the same dates in accordance with the accounting practices previously adopted in Brazil (“former BR GAAP”).

The other mandatory exceptions do not apply since there were no significant differences with the former BR GAAP in these areas:

•	Hedge accounting, as the Company does not use hedge accounting.

•	Reversal of financial assets and financial liabilities.

3.4	Reconciliation between “former BR GAAP” and IFRSs

We clarify below the material adjustments made to the balance sheets and income statements, followed by the related reconciliations, which quantify the effects of transition.

a)	Reclassifications

Judicial deposits

In accordance with the former BR GAAP, the amounts of judicial deposits linked to the provisions and suspended taxes were presented as a reduction of the obligations. Under IAS 1, these were reclassified to current and non-current assets since the standard does not specifically require that contingencies be stated at their net amounts.

Income taxes and deferred income taxes

Under IAS 1, taxes on income are stated discretely from other taxes. Additionally, deferred tax assets and liabilities must be classified as non-current assets and liabilities, and the portion previously classified as current under the former BR GAAP must be reclassified.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Noncontrolling shareholders

Under IAS 1, noncontrolling shareholders are stated as an integral part of equity. Previously these interests were stated between non-current liabilities and shareholders’ equity.

Derivative instruments

Under IFRS 7, the carrying amount of derivative instruments recognized at fair value through profit or loss must be carried discretely in the balance sheet. Derivative instruments previously presented in line item ‘Loans and financing’ were reclassified and are presented in a separate line item of balance sheet, and derivative receivables are recognized in assets.

b)	Equity investees

Under IAS 28, the effects recognized in other comprehensive income or in equity line items of subsidiaries, associates and joint ventures were recognized in other comprehensive income and the corresponding equity line items of the Company.

c)	Fair value of investments stated at cost

Up to December 31, 2008, investments related to the discretionary purchases of BrT and BrT Part preferred shares, prior to the acquisition of control, were accounted for under the cost method. Pursuant to IAS 39, as at January 1, 2009, these investments are considered as available-for-sale securities and are recognized at their fair value with the corresponding offsetting entry recorded against other comprehensive income. The cumulative balance in other comprehensive income at January 1, 2009 was realized in the 2009 income statement as a result of the business combination of January 8, 2009, commented in Note 1(a) and item (d) below.

d)	Business combinations

The reconciliation reflects the impacts of the recognition of the acquisition of BrT control by Coari, on January 8, 2009, which consist of: (i) full recognition of the fair values of the assets acquired and the liabilities assumed on the acquisition of BrT control, including intangible assets and contingent liabilities, (ii) the effects of the valuation of noncontrolling interests on acquisition date at fair value, (iii) gain recognized on the date of acquisition of control arising from the difference between the price paid to acquired BrT control, including the fair value of noncontrolling interests, and the fair value of the interest previously held by the acquirer plus the fair values of the net assets acquired, as commented in Note 1(a), and (iv) the effects of depreciation and amortization of the assets recognized at fair value. Under the former BR GAAP, in the event of an acquisition of interest in a subsidiary or associate, the acquisition price was compared with the book equity equivalent to the interest held in the acquiree, and if the difference was positive an entity recognized goodwill (proportionally to the interest held in the acquiree) attributed to the appreciation of the assets, future earnings, or other reasons, and if negative, negative goodwill was recognized.

e)	Preoperating expenses

Under the former BR GAAP, up to January 1, 2009 Company subsidiaries capitalized preoperating

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

expenses in line item ‘Deferred charges’. IFRSs do not allow that preoperating expenses be attributed to the cost of property, plant and equipment items or to form intangible assets, and must be immediately recognized as expenses. Accordingly, the consolidated balance of preoperating expenses as at January 1, 2009 and the related amortization expense recognized in 2009 were adjusted.

f)	Deferral of expenses on subsidized handsets and activation fee

Under the former BR GAAP, Oi and BrT Celular deferred the expenses on subsidies on subscription plans’ handsets for the corporate segment and amortized them over a twelve-month period, which was the contractual retention period agreed with customers. Under IAS 38, these expenses are recognized directly in the income statement, when incurred.

The reconciliation presents the effects of the costs of subsidies accounted for as cost of services and sales.

Under the former BR GAAP, Oi and BrT Celular deferred the expenses on National Telecommunications Agency (ANATEL) activation and inspection fees (FISTEL) over a 24-month period, which was the average customer retention period. Under IAS 38, these expenses are recognized directly in the income statement, when incurred.

The reconciliation presents the effects of the costs of customer activation fees accounted for as cost of services and sales.

BrT Celular did not recognize deferred tax assets since it does not have taxable income to support their recovery.

g)	Revenue recognition

As required by IAS 18 Revenue, the Company adjusted the amounts included in multiple element transactions, previously recognized as revenue from sales of telephone services, for the service use by the customers.

h)	Asset retirement obligation

The reconciliation presents the recognition of costs incurred on dismantlement, removal and restoration of property, plant and equipment items, in accordance with the requirements of IFRIC 1.

i)	Tax credit related to goodwill on purchase of Oi

Under the former BR GAAP, TMAR accounted for goodwill when it acquired subsidiary Oi in 2003. As this transaction was conducted without meeting all the criteria set forth by the IFRS, the Company decided to derecognize this goodwill recorded in TMAR on the date of transition to IFRS. The reconciliation presents the effects of the recognition of deferred tax asset related to this transaction.

j)	TNCP goodwill

Under the former BR GAAP, TMAR accounted for the excess amounts paid for the acquisition of TNCP control and in the takeover bid conducted in January 2009 as intangible assets acquired,

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

substantiated by the SMP licenses of Amazônia, a TNCP subsidiary at the time. The reconciliation presents the effects of the reclassification of permit appreciation recognized in the takeover bid directly in equity, and the asset amortization differences, since under IAS 27, excess amounts paid for investments already controlled by the Company must be recognized directly in a separate line item of equity called valuation adjustments to equity.

k)	Deferred taxes on income

The reconciliation presents the changes in deferred income tax and social contribution, pursuant to IAS 12, which represent the tax effects on the adjustments necessary for the convergence of the financial statements to IFRS.

l)	Interest on capital and dividends

Mandatory minimum dividend

Under the former BR GAAP, interest on capital and dividends were recognized at the yearend, while the dividends had not been officially declared, which occurs in the following year. Under IFRSs, dividends are recognized only when a legal obligation is recognized. Accordingly, any proposed dividends above the mandatory minimum dividends are only recognized when declared.

In the case of interest on capital, as management is already authorized by the Board of Directors and benefits from tax deductibility, it is considered as already declared.

Expired dividends and interest on capital

IAS 39 requires that in those cases financial liability obligations cease to exist, the effects resulting from such liabilities shall be directly recognized in the income statement.

The reconciliation presents the effects of unclaimed dividends and interest on capital, previously recorded directly against shareholders’ equity, recognized in the income statement.

m)	Effects of the adjustments to the statements of cash flows

The balances of cash and cash equivalents of the Company and its subsidiaries remained unchanged after the first-time adoption of IFRS; however, the presentation of the statement of cash flows was changed due to the adjustments that impacted some of the line items of this statement.

The principal differences relating to the cash flow statement are (i) the reclassification of certain cash flows relating to financial assets that were classified as investing activities under BRGAAP and are classified as operating activities under IFRS; (ii) the cash outflows relating to payments for regulatory licenses and concessions that were previously classified as operating activities under BRGAAP and are now classified as financing activities under IFRS; and (iii) the reclassification of certain cash outflows relating to judicial deposits, which qualifies as restricted cash, that were classified as operating activities under BRGAAP and are classified as investing activities under IFRS.

n)	Retained earnings

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Except for the reclassification items, all the adjustments above with effects prior to the date of transition were recognized as a reduction of retained earnings as at January 1, 2009, and reclassified to the income reserve.

o)	Earnings per share

Under IAS 33, basic and diluted earnings per share started to be calculated based on the weighted average number of outstanding shares during the year. Previously, the calculation was made based on the number of shares outstanding at yearend and diluted earnings per share were not calculated.

The reconciliations below quantify the effect of the transition to IFRSs on the indicated dates:

Reconciliation of sharereholders’ equity as at January 1, 2009 (date of transition)

	Consolidated
	BR GAAP originally reported 12/31/2008	Reclassifications (a)	Equity in investees (b)	Business combinations (d)	TNCP goodwill (j)	Subsidy deferral (f)	Fistel fee deferral (f)	Preoperating expenses (e)	Revenue recognition (g)	Oi tax credit (i)	Asset retirement obligation (h)	Dividends (l)	Effect of adoption of IFRSs	Under IFRSs 1/1/2009
Current assets	17,811,321	(363,964)				(269,584)	(125,194)						(758,742)	17,052,579
Cash and cash equivalents	9,498,392													9,498,392
Cash investments	1,239,557													1,239,557
Trade receivables, net	3,896,332													3,896,332
Inventories, net	153,368													153,368
Derivative instruments		73,348											73,348	73,348
Recoverable taxes	1,883,814	(1,883,814)											(1,883,814)
Current recoverable taxes		791,856											791,856	791,856
Other taxes		654,646											654,646	654,646
Dividends and interests on capital	21,241													21,241
Judicial deposits	368,096													368,096
Other assets	750,521					(269,584)	(125,194)						(394,778)	355,743
Non-current assets	22,956,296	1,248,170		(747,310)	(2,784)	91,657	2,361	(240,512)	87,795	18,318	78,175		535,870	23,492,166
Cash investments		1,519											1,519	1,519
Derivative instruments		17,750											17,750	17,750
Deferred taxes	2,376,616	101,794		384,978		91,657	63,278	121,826	87,795	18,318	29,980		899,626	3,276,242
Other taxes		335,518											335,518	335,518
Judicial deposits	1,048,288	793,108											793,108	1,841,396
Available-for-sale financial assets		3,270,861		(1,132,288)									2,138,573	2,138,573
Other assets	420,535	(1,519)					(60,917)						(62,436)	358,099
Investments	3,320,181	(3,270,861)											(3,270,861)	49,320
Property, plant and equipment, net	12,670,314										48,195		48,195	12,718,509
Intangible assets, net	2,758,024				(2,784)								(2,784)	2,755,240
Deferred charges	362,338							(362,338)					(362,338)

Total assets	40,767,617	884,206		(747,310)	(2,784)	(177,927)	(122,833)	(240,512)	87,795	18,318	78,175		(222,872)	40,544,745

Current liabilities	9,769,618	53,746							251,966		85,250	(1,011,159)	(620,197)	9,149,421
Loans and financing	3,956,411	(410,505)											(410,505)	3,545,906
Derivative instruments		474,852											474,852	474,852
Trade payables	1,902,629													1,902,629
Taxes payable	983,220	(983,220)											(983,220)
Current taxes payable		437,052											437,052	437,052
Taxes other than income tax		535,567											535,567	535,567
Tax financing program	143,380													143,380
Dividends and interests on capital	1,522,046											(1,011,159)	(1,011,159)	510,887
Provisions	339,854													339,854
Payroll, related taxes and benefits	273,541													273,541
Licenses and concessions payable	266,632													266,632
Other payables	381,905								251,966		85,250		337,216	719,121
Non-current liabilities	19,586,504	830,460			(947)						16,386		845,899	20,432,403
Loans and financing	16,288,459	(98,765)											(98,765)	16,189,694
Derivative instruments		125,515											125,515	125,515
Provisions	1,623,213	632,657											632,657	2,255,870
Payable and deferred taxes	100,063	(100,063)											(100,063)
Deferred tax liabilities		10,602			(947)						16,386		26,041	26,041
Taxes other than income tax		260,514											260,514	260,514
Tax financing program	504,041													504,041
License and concessions payable	904,071													904,071
Other payables	166,657													166,657
Noncontrolling interests	1,820,478	(1,820,478)											(1,820,478)
Equity attributable to controlling shareholders	9,591,017			(612,787)	(1,506)	(145,898)	(100,722)	(200,684)	(139,747)	51,659	(17,379)	808,677	(358,387)	9,232,630
Share capital	5,448,731													5,448,731
Capital reserves	38,467		67,190										67,190	105,657
Income reserves (*)	4,472,362									203,537			203,537	4,675,899
Treasury shares	(368,543)													(368,543)
Proposed additional dividends												808,677	808,677	808,677
Other comprehensive income (loss)				(612,787)									(612,787)	(612,787)
Accumulated losses			(67,190)		(1,506)	(145,898)	(100,722)	(200,684)	(139,747)	(151,878)	(17,379)		(825,004)	(825,004)
Equity attributable to noncontrolling shareholders		1,820,478		(134,523)	(331)	(32,029)	(22,111)	(39,828)	(24,424)	(33,341)	(6,082)	202,482	1,730,291	1,730,291
Total share holders’ equity	9,591,017	1,820,478		(747,310)	(1,837)	(177,927)	(122,833)	(240,512)	(164,171)	18,318	(23,461)	1,011,159	1,371,904	10,962,921

Total shareholders’ equity and liabilities	40,767,617	884,206		(747,310)	(2,784)	(177,927)	(122,833)	(240,512)	87,795	18,318	78,175		(222,872)	40,544,745

(*)	Includes income reserve, other comprehensive income, and retained earnings (accumulated losses).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of sharereholders’ equity as at December 31, 2009

	Consolidated
	BR GAAP originally reported 12/31/2009	Reclassifications (a)	Equity in investees (b)	Business combinations (d)	TNCP goodwill (j)	Subsidy deferral (f)	Fistel fee deferral (f)	Preoperating expenses (c)	Revenue recognition (g)	Oi tax credit	Asset retirement obligation (h)	Effect of adoption of IFRSs	Under IFRSs 12/31/2009
Current assets	18,319,161	232,650				(80,054)	(153,281)					(685)	18,318,476
Cash and cash equivalents	6,205,528												6,205,528
Cash investments	1,818,841												1,818,841
Trade receivables, net	5,941,987												5,941,987
Inventories, net	162,774												162,774
Derivative instruments		107,902										107,902	107,902
Recoverable taxes	2,510,081	(2,510,081)										(2,510,081)
Current recoverable taxes		507,831										507,831	507,831
Other taxes		1,128,742										1,128,742	1,128,742
Judicial deposits	788,558	998,256										998,256	1,786,814
Other assets	891,392					(80,054)	(153,281)					(233,335)	658,057
Non-current assets	42,384,752	4,015,793		9,331,187	(81,336)	26,614	15,096	(180,405)	65,193	13,540	93,352	13,299,034	55,683,786
Cash investments	4,991												4,991
Derivative instruments		109,397										109,397	109,397
Deferred taxes	5,332,344	106,108				26,614	55,968	91,318	65,193	13,540	36,365	395,106	5,727,450
Other taxes		767,399										767,399	767,399
Judicial deposits	2,435,244	3,032,889										3,032,889	5,468,133
Pension Plan assets	136,277												136,277
Other assets	375,013						(40,872)					(40,872)	334,141
Investments	54,695												54,695
Property, plant and equipment, net	22,469,796			2,769,490							56,987	2,826,477	25,296,273
Intangible assets, net	11,304,669			6,561,697	(81,336)							6,480,361	17,785,030
Deferred charges	271,723							(271,723)				(271,723)

Total assets	60,703,913	4,248,443		9,331,187	(81,336)	(53,440)	(138,185)	(180,405)	65,193	13,540	93,352	13,298,349	74,002,262

Current liabilities	16,854,214	1,120,044							181,895		116,385	1,418,324	18,272,538
Loans and financing	8,552,367	(588,007)										(588,007)	7,964,360
Derivative instruments		725,732										725,732	725,732
Trade payables	4,054,785												4,054,785
Taxes payable	1,484,345	(1,484,345)										(1,484,345)
Current taxes payable		187,457										187,457	187,457
Taxes other than income tax		1,451,544										1,451,544	1,451,544
Tax financing program	175,510												175,510
Dividends and interests on capital	361,405												361,405
Provisions	688,300	827,663										827,663	1,515,963
Provision for pension plan	104,533												104,533
Payroll, related taxes and benefits	362,385												362,385
License and concessions payable	315,051												315,051
Other payables	755,533								181,895		116,385	298,280	1,053,813
Non-current liabilities	28,497,952	3,128,399		3,970,034	4,187						18,634	7,121,254	35,619,206
Loans and financing	21,365,791	(504,185)										(504,185)	20,861,606
Derivative instruments		583,760										583,760	583,760
Provisions	3,059,494	2,363,185										2,363,185	5,422,679
Payable and deferred taxes	622,681	(622,681)										(622,681)
Deferred taxes liabilities		15,935		3,967,080	4,187						18,634	4,005,836	4,005,836
Taxes other than income tax		1,292,385										1,292,385	1,292,385
Tax financing program	947,533												947,533
Provision for pension plan	575,180												575,180
License and concessions payable	1,517,022												1,517,022
Other payables	410,251			2,954								2,954	413,205
Noncontrolling interests	7,357,282	(7,357,282)										(7,357,282)
Equity attributable to controlling shareholders	7,994,465			3,750,056	(70,127)	(42,936)	(99,369)	(150,418)	(100,472)	38,183	(36,191)	3,288,726	11,283,191
Share capital	5,448,731												5,448,731
Income reserves	2,862,428		(88,596)	4,534,682	6,664	(42,936)	(99,369)	(150,418)	(100,472)	38,183	(36,191)	4,061,547	6,923,975
Capital reserves	42,126		88,596									88,596	130,722
Valuation adjustments to equity				(784,626)	(76,791)							(861,417)	(861,417)
Treasury shares	(358,820)												(358,820)
Equity attributable to noncontrolling shareholders		7,357,282		1,611,097	(15,396)	(10,504)	(38,816)	(29,987)	(16,230)	(24,643)	(5,476)	8,827,327	8,827,327
Total shareholders’ equity	7,994,465	7,357,282		5,361,153	(85,523)	(53,440)	(138,185)	(180,405)	(116,702)	13,540	(41,667)	12,116,053	20,110,518

Total shareholders’ equity and liabilities	60,703,913	4,248,443		9,331,187	(81,336)	(53,440)	(138,185)	(180,405)	65,193	13,540	93,352	13,298,349	74,002,262

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of net income for the year ended December 31, 2009

	Consolidated
	BR GAAP originally reported 12/31/2009	Reclassifications (a)	Equity in investees (b)	Business combinations	TNCP goodwill (j)	Subsidy deferral (f)	Fistel fee deferral (f)	Preoperating expenses (e)	Revenue recognition (g)	Oi tax credit (i)	Asset decommissioning (h)	Dividends (l)	Effect of adoption of IFRSs	Under IFRSs 12/31/2009

Net operating revenue	29,881,462			23,410					91,960				115,370	29,996,832
Cost of services and sales	(17,215,657)			(1,433,722)	15,097	189,532	(8,043)				(5,060)		(1,242,196)	(18,457,853)
Gross profit	12,665,805			(1,410,312)	15,097	189,532	(8,043)		91,960		(5,060)		(1,126,826)	11,538,979
Operating income (expenses)	(11,026,003)		(22,608)	7,181,239				90,616				45,597	7,294,844	(3,731,159)
Equity in investees	29,927	16,363	(22,608)									(23,682)	(29,927)
Selling expenses	(5,334,686)			32,707									32,707	(5,301,979)
General and administrative expenses	(3,067,350)													(3,067,350)
Gain on acquisition of control - BrT				6,683,751									6,683,751	6,683,751
Loss on available-for-sale investments				(1,128,043)									(1,128,043)	(1,128,043)
Other operating income	1,349,630	289										69,279	69,568	1,419,198
Other operating expenses	(4,003,524)	(16,652)		1,592,824				90,616					1,666,788	(2,336,736)
Operating income (loss) before financial income (expenses) and taxes	1,639,802		(22,608)	5,770,927	15,097	189,532	(8,043)	90,616	91,960		(5,060)	45,597	6,168,018	7,807,820
Financial income (expenses)	(2,384,844)			(2,469)									(2,469)	(2,387,313)
Financial income	1,601,025													1,601,025
Financial expenses	(3,985,869)			(2,469)									(2,469)	(3,988,338)
Income (loss) before taxes	(745,042)		(22,608)	5,768,458	15,097	189,532	(8,043)	90,616	91,960		(5,060)	45,597	6,165,549	5,420,507
Income tax and social contribution
Current	(826,772)	(48,145)												(874,917)
Deferred	516,173	48,145		124,888	(5,134)	(65,045)	(7,309)	(30,507)	(31,268)	(4,779)	1,660		(17,494)	546,824

Net income (loss) for the year	(1,055,641)		(22,608)	5,893,346	9,963	124,487	(15,352)	60,109	60,692	(4,779)	(3,400)	45,597	6,148,055	5,092,414

Noncontrolling interests	619,679		1,202	(1,379,012)	(1,793)	(22,026)	16,360	(10,430)	(15,991)	(8,698)	943	(18,896)	(1,438,341)	(818,662)
Net income attributed to controlling shareholders	(435,962)		(21,406)	4,514,334	8,170	102,461	1,008	49,679	44,701	(13,477)	(2,457)	26,701	4,709,714	4,273,752
Net income attributed to noncontrolling shareholders	(619,679)		(1,202)	1,379,012	1,793	22,026	(16,360)	10,430	15,991	8,698	(943)	18,896	1,438,341	818,662

Reconciliation of cash flows for the year ended December 31, 2009

Cash flows	BR GAAP originally reported 12/31/2009	Effect of adoption of IFRSs	Under IFRS 12/31/2009

Cash flows from operating activities	4,573,923	4,436,878	9,010,801
Cash flows from investing activities	(5,680,367)	(4,259,580)	(9,939,947)
Cash flows from financing activities	(2,186,420)	(177,298)	(2,363,718)

4	DERIVATIVE INSTRUMENTS AND RISK ANALYSIS

Financial risk management

The Company’s activities expose it to several financial risks, such as: market risk (including currency fluctuation risks, interest rate risk on fair value and cash flows, and price risk), credit risk and liquidity risk. The Company uses derivative instruments to protect against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management. Oi’s Financial Risk Management Policy (the “Policy”), approved by the Board of Directors, documents the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. Under the Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Oi Group´s financial income (expenses). Based on this analysis, the

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact on financial income (expenses) of the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps, currency forwards and options. The Company and its subsidiaries do not use derivative instruments for other purposes.

With the approval of the Policy, the Financial Risk Management Committee was created, currently consisting of the CEO, the CFO, the Technology Development and Strategy Officer, the Customer Relations Officer, the Investor Relations Officer, and the Controller of the Oi Group. This Committee meets on a monthly basis to oversee compliance with the Policy. Bimonthly, the Executive Committee submits to the Board of Directors Policy follow-up reports.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. Thus, financial instruments may exist with or without guarantees depending on circumstantial or legal aspects.

(a)	Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

The method used for calculation of the fair value of the swap and NDF derivative instruments was the use of future cash flows linked to each instrument contracted, discounted at market rates prevailing at the end of the reporting period. The method used for calculation of the fair value of derivative instruments to account for option premiums was the Black&Scholes method.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at December 31, 2010, multiplied by the number of outstanding securities.

The fair values of contracts where the current contractual terms and conditions are similar to those originally contracted or for which there are no quotation or contracting benchmarks are similar to their carrying amounts.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main asset and liability financial instruments are as follows:

		2010
	Accounting measurement	Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	9,052,200	9,052,200
Cash equivalents	Fair value	2,156,698	2,156,698
Derivative instruments	Fair value	66,894	66,894
Trade receivables, net	Amortized cost	5,893,845	5,893,845

Liabilities
Trade payables	Amortized cost	4,038,747	4,038,747
Loans and financing
Loans and financing	Amortized cost	22,157,060	22,008,573
Debentures (*)	Amortized cost	6,978,839	7,015,708
Derivative instruments	Fair value	850,926	850,926
Dividends and interests on capital	Amortized cost	1,039,407	1,039,407
License and concessions payable	Amortized cost	2,126,157	2,126,157

(*)	Security without secondary market to estimate its fair value

		2009
	Accounting measurement	Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	6,205,528	6,205,528
Cash equivalents	Fair value	1,823,832	1,823,832
Derivative instruments	Fair value	217,299	217,299
Trade receivables, net	Amortized cost	5,941,987	5,941,987

Liabilities
Trade payables	Amortized cost	4,054,785	4,054,785
Loans and financing
Lonas and financing	Amortized cost	22,736,476	23,047,847
Debentures	Amortized cost	6,089,490	6,125,896
Derivative instruments	Fair value	1,309,492	1,309,492
Dividends and interests on capital	Amortized cost	361,405	361,405
License and concessions payable	Amortized cost	1,832,073	1,832,073

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

		1/1/2009
	Accounting measurement	Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	9,498,392	9,498,392
Cash investments	Fair value	1,241,076	1,241,076
Derivative instruments	Fair value	91,098	91,098
Trade receivables, net	Amortized cost	3,896,332	3,896,332
Available-for-sale financial assets	Fair value	2,138,573	2,138,573

Liabilities
Trade payables	Amortized cost	1,902,629	1,902,629
Loans and financing
Loans and financing	Amortized cost	17,451,247	17,444,898
Debentures	Amortized cost	2,284,353	2,290,702
Derivative instruments	Fair value	600,367	600,367
Dividends and interests on capital	Amortized cost	510,887	510,887
License and concessions payable	Amortized cost	1,170,703	1,170,703

Fair value measurement hierarchy

IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

IFRS 7 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-tier hierarchy:

Level 1 — inputs are determined using quoted prices in an active market for identical assets or liabilities on measurement date. Additionally, an entity must have the possibility of trading in such active market and the quoted price cannot be adjusted by the entity.

Level 2 — Inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially all the asset or liability.

Level 3 — unobservable inputs are inputs based on little or no market activity. These inputs represent management’s best estimates of how market participants could attribute a price to an asset or liability. Generally, Level 3 assets and liabilities are measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimates.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Under IFRS 7, the Company measures its cash equivalents, cash investments, and derivative instruments at fair value. Cash equivalents, cash equivalents, and derivative instruments are classified as Level 2 since they are measured using market prices for similar instruments.

The table below summarizes our financial assets and financial liabilities carried at fair value as at December 31, 2010 and 2009, and as at January 1, 2009:

Description	2010	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash equivalents	9,052,200		9,052,200
Cash equivalents	2,156,698		2,156,698
Derivative instruments	66,894		66,894
Total assets	11,275,792		11,275,792

Liabilities
Derivative instruments	850,926		850,926
Total liabilities	850,926		850,926

Description	2009	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash equivalents	6,205,528		6,205,528
Shor term investments	1,823,832		1,823,832
Derivative instruments	217,299		217,299
Total assets	8,246,659		8,246,659

Liabilities
Derivative instruments	1,309,492		1,309,492
Total liabilities	1,309,492		1,309,492

Description	1/1/2009	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash equivalents	9,498,392		9,498,392
Cash equivalents	1,241,076		1,241,076
Derivative instruments	91,098		91,098
Available-for-sale financial assets	2,138,573	2,138,573
Total assets	12,969,139	2,138,573	10,830,566

Liabilities
Derivative instruments	600,367		600,367
Total liabilities	600,367		600,367

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Fair value measurement

We concluded that the measurement of the fair values of assets and liabilities measured under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Trade receivables: near-term maturity of bills.

•	Trade payables: all obligations are due to be settled in the short term.

•	Loans and financing: all transactions are adjusted for inflation using contractual indices.

•	Licenses and concessions payable: all obligations arising from licenses are adjusted for inflation based on contractual indices.

(b)	Currency risk

Assets

Cash equivalents and cash investments in local currency are maintained in investment funds exclusively managed for the Company and its subsidiaries, and investments in its own portfolio.

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets. The assets subject to this risk represent approximately 19.90% of our total cash and cash equivalents and cash equivalents.

These assets are presented in the balance sheet as follows:

	Consolidated
	2010		2009		1/1/2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	1,811,962	1,811,962	696,617	696,617	811,139	811,139
Cash investments	418,527	418,527	898	898

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities:

The Company and its subsidiaries have foreign currency-denominated loans and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. Loans exposed to this risk represent approximately 22.3% (17.0% at December 31, 2009 and 20% at January 1, 2009) of total liabilities from loans and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Out of the debt denominated in foreign currency and the basket of currencies of the BNDES, the Brazilian Development Bank, 91.0% (95.0% at December 31, 2009 and 98% at January 1, 2009) is protected by exchange swaps, currency forwards, a currency option, and foreign currency-denominated cash investments. The unrealized gains or losses on hedging transactions are measured at fair value, as described in (a) above.

As at December 31, 2010 and 2009, the amounts shown below were recorded as gain or loss on derivative instruments: (see Note 8)

	2010	2009

Gain/(loss) on currency swaps	(250,861)	(1,142,272)
Currency forwards and options	(223,154)	(205,867)

	(474,015)	(1,348,139)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Derivative instruments are summarized as follows:

	Consolidated
						Fair value
			Notional amount			Amounts receivable/(payable)

	Index	Maturity	2010	2009	1/1/2009	2010	2009	1/1/2009
Cross currency swap contracts US$/R$(i)
Assets position	US$ + 6M US LIBOR + 1.50% to 6.05%	Jan 2011 to Aug 2019	3,336,897	3,789,425	1,271,843	2,899,475	3,206,043	1,305,463
Liabilities position	70.40% to 110% of CDI	Jan 2011 to Aug 2019	(3,336,897)	(3,789,425)	(1,271,843)	(3,485,337)	(3,871,822)	(1,702,535)

Net value						(585,862)	(665,779)	(397,072)

Cross currency swap contracts Yen/R$ (ii)
Assets position	Yen+ 6M Yen LIBOR + 00.48% to 1.92%	Jan 2011 to Sep 2017	354,969	853,974	226,708	327,300	693,199	313,364
Liabilities position	85.00% to 97% of CDI	Jan 2011 to Sep 2017	(354,969)	(853,974)	(226,708)	(421,525)	(1,113,676)	(514,634)

Net value						(94,225)	(420,477)	(201,270)

Cross currency swap contracts Yen/R$ (iii)
Assets position	6M Yen LIBOR + 1.25%	Jan 2011	10,436	65,432	73,185	5,004	9,985	120,341
Liabilities position	6M US LIBOR + 3.59%	Jan 2011	(10,436)	(65,432)	(73,185)	(234)	(1,495)	(98,967)

Net value						4,770	8,490	21,374

Currency forwards Yen/US$ (iv)

Assets position (Yen)	Forward quotation 92.35	Jul 2009			446,342			515,809
Liabilities position (US$)		Jul 2009			(446,342)			(446,187)

Net value								69,622

Counterpart:

(i)	- ABN, BNP Paribas, Citibank, Deutsche, Itaú, JP Morgan, Merril Lynch, Morgan Stanley, Santander, Standard, and Votorantim
(ii)	- JP Morgan, Morgan Stanley, Santander, and Citibank
(iii)	- Goldman Sachs
(iv)	- Santander

In order to ensure the compliance of financial obligations of certain swap transactions, subsidiary TMAR may assign securities as collateral to its counterparts. As at December 31, 2010, TMAR did not have guarantees deposited on behalf of its counterparts (R$145,262 as at December 31, 2009).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

US$/R$ cross currency swaps

The Company and its subsidiaries entered into currency swap (plain vanilla) to protect their US dollar-denominated debt payments against exchange fluctuations. Under these contracts, the Company holds a asset position in US dollars plus a fixed interest rate or in US dollars plus US LIBOR and a fixed interest rate, and a liability position pegged to CDI fluctuation. The main risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar exchange rate; however, such losses would be fully offset by the US dollar-denominated debt’s maturities.

Yen/R$ cross currency swaps

The Company and its subsidiaries entered into currency swap (plain vanilla) to protect their yen-denominated debt payments against exchange fluctuations. Under these contracts, the Company holds a asset position in yen plus a fixed interest rate or in yen plus Japanese LIBOR and a fixed interest rate, and a liability position pegged to CDI fluctuation for all contracts. The most significant risk of loss in the asset position of these instruments is, therefore, the fluctuation of the yen exchange rate; however, such losses would be fully offset by the yen-denominated debt’s maturities.

Yen/US$ cross currency swaps

The Company entered into a currency swap (plain vanilla) to protect its yen-denominated debt payments. Under these contracts, the Company holds a asset position in yen plus Japanese LIBOR and spread, and a liability position in US$ plus US dollar LIBOR and spread. The risks of loss in the asset position of these instruments are, therefore, the fluctuation of the yen against the US dollar and the fluctuation of Japanese LIBOR; however, such possible losses would be fully offset by maturities of yen-denominated debt. The most significant risk of loss in the liability position is the fluctuation of the US dollar against the Brazilian real; however, such possible losses would be offset by the gains in the asset position of one of the currency swaps entered into, in which TNL has a asset position in US dollar plus fixed rate and liability position in a percentage of CDI.

NDF derivatives are summarized as follows:

	Consolidated
							Fair value
				Notional amount			Amounts receivable/(payable)

	Index	Maturity	Forward	2010	2009	1/1/2009	2010	2009	1/1/2009
US$/R$ NDFs (i)
Assets position	US$	Jan 2011 to Oct 2011	1.705 to 1.8065	2,360,090			(93,460)

Counterpart:

(i)	- Barclays, Banco Espirito Santo, BNP Paribas, Bradesco, BTG Pactual, Citibank, Deutsche, HSBC, ITAU BBA, JP Morgan, Merril Lynch, Morgan Stanley, Santander, and Votorantim

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

US$/R$ non-deliverable forwards (NDFs)

The subsidiary TMAR entered into future dollar purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian real in relation to the US dollar, in light of the Company’s current exposure to the US dollar, not considering such contracts. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of fluctuations unfavorable to TMAR.

Currency risk sensitivity analysis

As at December 31, 2010, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, based on the close US dollar exchange rate (PTAX selling rate) for the period. The rate used for the probable scenario was the US dollar exchange rate prevailing at December 31, 2010. The probable rate was then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

Description	Rate		Depreciation
	2010	2009
Probable scenario
US dollar	1.6662	1.7412	0%
Japanese yen	0.020500	0.018832	0%
Currency basket	0.032718	0.033995	0%
Euro	2.2280		0%
Possible scenario
US dollar	2.0828	2.1765	25%
Japanese yen	0.025625	0.02354	25%
Currency basket	0.040898	0.042494	25%
Euro	2.7850		25%
Remote scenario
US dollar	2.4993	2.6118	50%
Japanese yen	0.03075	0.028248	50%
Currency basket	0.049077	0.050993	50%
Euro	3.3420		50%

As at December 31, 2010, management estimated the future outflows for the payment of interest and principal of its debt pegged to foreign exchange rates based on interest rates prevailing at end of the reporting period and the exchange rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The impact of hypothetical depreciations of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of depreciation. Such sensitivity analysis considers payment outflows in future dates. Thus, the sum of the amounts for each scenario is not equivalent to the fair values, or even the present values of liabilities.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of liability instruments subject to currency risk would be impacted as follows in the estimated scenarios:

Future payment outflows:

	2010
Description	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
US dollar debt	Dollar appreciation	708,479	1,445,243	1,077,399	4,681,499	7,912,620
Derivative instruments (net position - US$)	Dollar depreciation	(2,620,604)	(709,393)	(663,991)	(1,548,745)	(5,542,733)
Cash in US dollar	Dollar depreciation	(678,901)				(678,901)
Yen debt	Yen appreciation	190,872	210,960	207,337	203,709	812,878
Derivative instruments (net position - yen)	Yen depreciation	(124,018)	(80,386)	(79,166)	(77,944)	(361,514)
Currency basket debt	Increase in currency basket rate	10,117				10,117
Euro debt	Euro appreciation		61,503	111,221	1,766,294	1,939,018
Euro cash	Euro depreciation	(1,645,721)				(1,645,721)

Total pegged to exchange rate		(4,159,776)	927,927	652,800	5,024,813	2,445,764
Possible scenario
US dollar debt	Dollar appreciation	885,599	1,806,554	1,346,749	5,851,874	9,890,776
Derivative instruments (net position - US$)	Dollar depreciation	(3,275,755)	(886,741)	(829,988)	(1,935,932)	(6,928,416)
Cash in US dollar	Dollar depreciation	(848,626)				(848,626)
Yen debt	Yen appreciation	238,590	263,699	259,171	254,636	1,016,096
Derivative instruments (net position - yen)	Yen depreciation	(155,022)	(100,483)	(98,957)	(97,430)	(451,892)
Currency basket debt	Increase in currency basket rate	12,646				12,646
Euro debt	Euro appreciation		76,879	139,026	2,207,868	2,423,773
Euro cash	Euro depreciation	(2,057,151)				(2,057,151)

Total pegged to exchange rate		(5,199,719)	1,159,908	816,001	6,281,016	3,057,206
Remote scenario
US dollar debt	Dollar appreciation	1,062,719	2,167,865	1,616,099	7,022,248	11,868,931
Derivative instruments (net position - US$)	Dollar depreciation	(3,930,906)	(1,064,090)	(995,986)	(2,323,118)	(8,314,100)
Cash in US dollar	Dollar depreciation	(1,018,351)				(1,018,351)
Yen debt	Yen appreciation	286,308	316,439	311,005	305,563	1,219,315
Derivative instruments (net position - yen)	Yen depreciation	(186,026)	(120,580)	(118,749)	(116,916)	(542,271)
Currency basket debt	Increase in currency basket rate	15,175				15,175
Euro debt	Euro appreciation		92,255	166,831	2,649,441	2,908,527
Euro cash	Euro depreciation	(2,468,582)				(2,468,582)

Total pegged to exchange rate		(6,239,663)	1,391,889	979,200	7,537,218	3,668,644

Impacts

Possible scenario - probable scenario		(1,039,943)	231,981	163,201	1,256,203	611,442

US dollar		(647,756)	183,963	103,353	783,188	422,748
Japanese yen		16,714	32,642	32,043	31,441	112,840
Currency basket		2,529				2,529
Euro		(411,430)	15,376	27,805	441,574	73,325
Remote scenario - probable scenario		(2,079,887)	463,962	326,400	2,512,405	1,222,880

US dollar		(1,295,512)	367,925	206,705	1,566,376	845,494
Japanese yen		33,428	65,285	64,085	62,882	225,680
Currency basket		5,058				5,058
Euro		(822,861)	30,752	55,610	883,147	146,648

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of liability instruments subject to currency risk would be impacted as follows in the estimated scenarios:

Impact on fair value of liability instruments
Description	Risk	Balance in 2010
Probable scenario
US dollar debt	Dollar appreciation	5,826,002
Derivative instruments (net position - US$)	Dollar depreciation	(5,018,387)
Cash in US dollar	Dollar depreciation	(678,835)
Yen debt	Yen appreciation	790,100
Derivative instruments (net position - yen)	Yen depreciation	(332,304)
Currency basket debt	Increase in currency basket rate	9,968
Euro debt	Euro appreciation	1,674,568
Euro cash	Euro depreciation	(1,645,721)

Total pegged to exchange rate		625,391

Possible scenario
US dollar debt	Dollar appreciation	7,282,502
Derivative instruments (net position - US$)	Dollar depreciation	(6,272,983)
Cash in US dollar	Dollar depreciation	(848,544)
Yen debt	Yen appreciation	987,625
Derivative instruments (net position - yen)	Yen depreciation	(415,381)
Currency basket debt	Increase in currency basket rate	12,460
Euro debt	Euro appreciation	2,093,210
Euro cash	Euro depreciation	(2,057,151)

Total pegged to exchange rate		781,738

Remote scenario
US dollar debt	Dollar appreciation	8,739,003
Derivative instruments (net position - US$)	Dollar depreciation	(7,527,580)
Cash in US dollar	Dollar depreciation	(1,018,252)
Yen debt	Yen appreciation	1,185,149
Derivative instruments (net position - yen)	Yen depreciation	(498,457)
Currency basket debt	Increase in currency basket rate	14,952
Euro debt	Euro appreciation	2,511,852
Euro cash	Euro depreciation	(2,468,581)

Total pegged to exchange rate		938,086

Impacts

Possible scenario - probable scenario		156,347

US dollar		32,195
Japanese yen		114,448
Currency basket		2,492
Euro		7,212

Remote scenario - probable scenario		312,695

US dollar		64,391
Japanese yen		228,896
Currency basket		4,984
Euro		14,424

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Impact on fair value of liability instruments
Description	Risk	Balance in 2009
Probable scenario
US dollar debt	Dollar appreciation	3,759,775
Derivative instruments (net position - US$)	Dollar depreciation	(3,191,098)
Cash in US dollar	Dollar depreciation	(696,240)
Yen debt	Yen appreciation	1,014,811
Derivative instruments (net position - yen)	Yen depreciation	(703,184)
Currency basket debt	Increase in basket rate	49,844

Total pegged to exchange rate		233,908
Possible scenario
US dollar debt	Dollar appreciation	4,699,719
Derivative instruments (net position - US$)	Dollar depreciation	(3,988,873)
Cash in US dollar	Dollar depreciation	(870,300)
Yen debt	Yen appreciation	1,268,514
Derivative instruments (net position - yen)	Yen depreciation	(878,980)
Currency basket debt	Increase in basket rate	62,305

Total pegged to exchange rate		292,385
Remote scenario
US dollar debt	Dollar appreciation	5,639,662
Derivative instruments (net position - US$)	Dollar depreciation	(4,786,647)
Cash in US dollar	Dollar depreciation	(1,044,360)
Yen debt	Yen appreciation	1,522,216
Derivative instruments (net position - yen)	Yen depreciation	(1,054,776)
Currency basket debt	Increase in basket rate	74,766

Total pegged to exchange rate		350,861
Impacts
Possible scenario - probable scenario		58,700

US dollar		(31,793)
Japanese yen		78,032
Currency basket		12,461
Remote scenario - probable scenario		117,402

US dollar		(63,585)
Japanese yen		156,065
Currency basket		24,922

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Interest rate risk

Assets

Cash equivalents and cash equivalents in local currency are maintained in financial investment funds exclusively managed for the Company and its subsidiaries, investments in own portfolio of private securities (fixed and floating rate CDBs) issued by prime financial institutions, Treasury bills (LFTs), repurchase commitments, etc.

The interest rate risk linked to these assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

These assets are presented in the balance sheet as follows:

	Consolidated
	2010		2009		1/1/2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	6,890,020	6,890,020	5,281,988	5,281,988	8,560,755	8,560,755
Cash equivalents	1,738,171	1,738,171	1,822,934	1,822,934	1,241,076	1,241,076

Liabilities:

The Company and its subsidiaries have loans and financing subject to floating interest rates, based on the TJLP, a long-term interest rate set by the National Monetary Council, IPCA, a Consumer Price Index published by the Brazilian Institute for Geaography and Statistics, or CDI, an interbank rate, in the case of Brazilian real-denominated debt, and on the LIBOR, in the case of U.S. dollar-denominated debt, the Japanese LIBOR, in the case of yen-denominated debt, and on the BNDES floating rates in the case of debt pegged to the BNDES currency basket rate. In order to reduce their exposure to LIBOR fluctuation, the Company and its subsidiaries have swap transactions that convert LIBOR rates into fixed rates and CDI plus spread into a percentage of CDI.

As at December 31, 2010, approximately 78.4% (89% at December 31, 2009 and 95% at January 1, 2009) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 83.1% (98.0% at December 31, 2009 and 97% at January 1, 2009) were subject to floating interest rates. The most material exposure of Company’s debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments. However, as the Company’s cash is invested mainly in securities pegged to the CDI fluctuation, the net exposure to CDI of current liabilities does not constitute a material risk for the Company.

As at December 31, 2010, the Company recorded in ‘Gain/(loss) on hedging transactions’ (see Note 8) a loss of R$27,255 (loss of R$32,837 at December 31, 2009), arising from interest rate swaps.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

						Fair value
			Notional amount			Amounts receivable/(payable)
	Index	Maturity	2010	2009	1/1/2009	2010	2009	1/1/2009
US LIBOR/ fixed rate swaps
Assets position	3M US$ LIBOR to 6M US LIBOR + 2.50%	Jan 2011 to Aug 2019	432,928	578,611	488,263	430,320	579,746	478,853
Liabilities position	US$ 3.62% to 5.04%	Jan 2011 to Aug 2019	(432,928)	(578,611)	(488,263)	(446,310)	(595,174)	(480,878)

Net value						(15,990)	(15,428)	(2,025)
CDI+spread/ CDI swaps (ii)
Assets position	CDI + 0.55%	Mar 2013	270,000	270,000	270,000	282,571	282,029	282,651
Liabilities position	103.80% of CDI	Mar 2013	(270,000)	(270,000)	(270,000)	(281,837)	(281,027)	(282,549)

Net value						734	1,002	102

Counterpart:

(i)	- Citibank S.A., NY (Goldman Sachs), and Itaú
(ii)	- Citibank

US LIBOR/fixed rate swaps

The Company and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation. Under these contracts, the Company has a long position in US dollar LIBOR and a short position in a fixed rate. The risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar LIBOR; however, such possible losses would be fully offset by maturities of US dollar-denominated debt pegged to LIBOR.

CDI + spread/CDI swaps

Subsidiary TMAR entered into an interest rate swap to protect payments of Brazilian-real denominated debentures pegged to CDI plus spread. Under such contract, the Company has a asset position in CDI plus spread and a liability position in a percentage of CDI.

Interest rate risk sensitivity analysis

The Company believes that the risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the LIBOR (USD and JPY), and mainly the CDI. Accordingly, the risk is associated to an increase in those rates.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Management estimated the CDI, TJLP and US LIBOR fluctuation scenarios as at December 31, 2010. The rates used for the probable scenario were the rates prevailing during the period then ended. These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

Interest rate scenarios
						2010
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M US LIBOR	CDI	TJLP	6M US LIBOR	CDI	TJLP	6M US LIBOR
10.64%	6.0%	0.4559%	13.30%	7.5%	0.5699%	15.96%	9.0%	0.6839%

Interest rate scenarios
						2009
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	US LIBOR	CDI	TJLP	6M US LIBOR	CDI	TJLP	US LIBOR
8.55%	6.0%	0.42969%	10.68%	7.50%	0.53711%	12.83%	9.0%	0.64453%

As at December 31, 2010, management estimated a future outflow for the payment of interest and principal of its debt pegged to CDI, TJLP and LIBOR (USD) based on the interest rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The outflows for repayment of Oi related party debt were not considered.

The impact of hypothetical increases of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase.

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities. The fair values of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such such flows to present value.

Additionally, the Company has cash equivalents and cash equivalents in floating rate securities whose yield would also increase in the possible and remote scenarios, thus offsetting part of the impact of the increase of interest rates on debt payment outflows. However, as the estimated maturities are different from the maturities of financial liabilities, the impact of the scenarios on such assets has not been considered. The balances of cash equivalents and cash equivalents are disclosed in Note 10.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the future interest payment outflows:

	2010
Description	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
CDI pegged debt	CDI increase	1,199,916	1,486,415	422,472	35,158	3,143,961
Derivative instruments (net position - CDI)	CDI increase	453,741	586,852	499,886	443,746	1,984,225
TJLP pegged debt	TJLP increase	536,256	697,277	282,637	147,192	1,663,362
US LIBOR pegged debt	US LIBOR increase	41,595	61,554	36,786	18,204	158,139
Derivative instruments (LIBOR net position)	Drop in US LIBOR	(31,829)	(46,301)	(27,093)	(12,998)	(118,221)
Debt pegged to yen LIBOR	Yen LIBOR increase	7,734	9,529	5,906	2,278	25,447
Derivative instruments (net position - LIBOR)	Drop in yen LIBOR	(2,622)	(3,210)	(1,989)	(767)	(8,588)

Total pegged to interest rates		2,204,791	2,792,116	1,218,605	632,813	6,848,325

Possible scenario
CDI pegged debt	CDI increase	1,406,177	1,812,095	514,472	42,733	3,775,477
Derivative instruments (net position - CDI)	CDI increase	512,990	721,524	620,416	552,191	2,407,121
TJLP pegged debt	TJLP increase	684,805	990,070	453,994	322,935	2,451,804
US LIBOR pegged debt	US LIBOR increase	53,053	80,288	48,000	23,830	205,171
Derivative instruments (net position - LIBOR)	Drop in US LIBOR	(40,590)	(60,383)	(35,341)	(17,004)	(153,318)
Debt pegged to yen LIBOR	Yen LIBOR increase	10,033	13,069	8,100	3,124	34,326
Derivative instruments (net position - LIBOR)	Drop in yen LIBOR	(3,401)	(4,400)	(2,727)	(1,052)	(11,580)

Total pegged to interest rates		2,623,067	3,552,263	1,606,914	926,757	8,709,001

Remote scenario
CDI pegged debt	CDI increase	1,609,454	2,133,285	605,310	50,217	4,398,266
Derivative instruments (net position - CDI)	CDI increase	571,462	855,057	741,891	659,677	2,828,087
TJLP pegged debt	TJLP increase	839,071	1,332,580	670,615	567,857	3,410,123
US LIBOR pegged debt	US LIBOR increase	64,934	100,359	60,020	29,886	255,199
Derivative instruments (net position - LIBOR)	Drop in US LIBOR	(49,673)	(75,468)	(44,179)	(21,313)	(190,633)
Debt pegged to yen LIBOR	Yen LIBOR increase	12,479	17,071	10,581	4,081	44,212
Derivative instruments (net position - LIBOR)	Drop in yen LIBOR	(4,228)	(5,746)	(3,561)	(1,374)	(14,909)

Total pegged to interest rates		3,043,499	4,357,138	2,040,677	1,289,031	10,730,345

Impacts
Possible scenario - probable scenario		418,276	760,147	388,309	293,944	1,860,676

CDI		265,510	460,352	212,530	116,020	1,054,412
TJLP		148,549	292,793	171,357	175,743	788,442
US LIBOR		2,697	4,652	2,966	1,620	11,935
YEN LIBOR		1,520	2,350	1,456	561	5,887
Remote scenario - probable scenario		838,708	1,565,022	822,072	656,218	3,882,020

CDI		527,259	915,075	424,843	230,990	2,098,167
TJLP		302,815	635,303	387,978	420,665	1,746,761
US LIBOR		5,495	9,638	6,148	3,367	24,648
YEN LIBOR		3,139	5,006	3,103	1,196	12,444

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by a provision for doubtful accounts.

Transactions with financial institutions (cash investments and loans and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts.

(e)	Liquidity risk

The cash flows from operations and third-party financing are used to fund capital expenditures incurred on the expansion and upgrading of the network, pay dividends, repay debt, and invest in new businesses.

(f)	Risk of acceleration of maturity of loans and financing

Under some debt instruments of TNL and its subsidiaries, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans raised can reduce the amount of funds available for capital expenditures.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the Group’s debt is detailed in Note 19, section ‘Covenants’.

(g)	Contingent liabilities

Contingent liabilities are assessed according to the likelihood of disbursement and are classified in provisions and contingent liabilities, as prescribed by IAS 37. Provisions include contingencies assessed as a probable risk, recognized in liabilities in view of the existing present obligation as a result of a past event, and because it is probable that a disbursement of funds will be required to settle the obligation. Details on these risks are presented in note 23.

(h)	Regulatory risk

Regulatory risks are related to the STFC business, which is the most important operating segment in which subsidiaries TMAR and BrT operate.

Even though telecommunications services regulations in general are quite comprehensive, they are still quite restrictive when it comes to utility services, as defined by the General

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications Law (LGT), as the case of STFC. As a result, most of the regulatory risks and obligations refer to this service, which is material for the Company’s activities.

Concession agreements

The Company has entered into local and domestic long-distance STFC concession arrangements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for reviews on a five-year basis, in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several provisions protection consumer interests, as perceived by the regulator. The main features are:

(i)	The price (fee) of the public service concession is defined as two percent of annual revenue net of taxes, paid every two years, starting 2006, and the first payment was made on April 30, 2007. Under this calculation method, the concession fee is one percent of net revenue net of taxes for each financial year;

The imposition of universal service targets that can be revised every five years, as provided for by the concession arrangements. The imposition of new universal service targets that result in additional expenses for the Company must always be accompanied by an indication of the sources of the related funds. The targets to be imposed for 2011-2015 are currently being discussed with ANATEL, to be implemented beginning May 2011. These targets should incorporate an expansion of telephone service coverage in rural areas and a new definition for the Special Class Individual Access (AICE), intended exclusively to users registered in the Federal Government’s welfare programs.

(ii)	Possibility of the Regulator imposing alternative mandatory offer plans;

(iii)	Introduction of Regulator’s right to intervene in and change the concessionaire’s agreements with third parties;

(iv)	Inclusion of the parent company’s, subsidiary’s, associates’ and third parties’ assets, indispensable to the concession, as returnable assets; and

(v)	Creation of a users’ board in each concession.

Network usage tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of cost model by service/modality, which should be developed beginning 2011, as prescribed by the General Regulation Updating Plan (“PGR”), effective beginning 2013.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Capital management

The Company manages its equity structure, which consists of a ratio of financial debt to own capital (shareholders’ equity, retained earnings, and income reserves) according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the Company, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

The indicators used to measure capital structure management are: total debt to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (total debt less cash and cash equivalents and cash investments) to EBITDA and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 3x
Net debt to EBITDA	from 1.4x to 2x
Interest coverage ratio (*)	greater than 4

(*)	Measures the Company’s ability to settle its future interest obligations.

5	NET OPERATING REVENUE

	2010	2009

Gross operating revenue	45,928,226	45,862,950

Deductions from gross revenue
Taxes	(10,840,187)	(11,222,034)
Other deductions	(5,608,657)	(4,644,084)

Net operating revenue	29,479,382	29,996,832

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6	EXPENSES BY NATURE

The Company elected to report the income statement by function. As required by IFRSs, we present below a summary of expenses by nature:

Expenses by nature	2010	2009

Depreciation and amortization	(6,199,196)	(7,032,935)
Interconnection	(5,070,473)	(5,265,071)
Third party services	(4,959,608)	(4,970,082)
Grid maintenance service	(2,015,986)	(2,477,026)
Personnel	(1,620,383)	(1,905,658)
Leases and insurance	(1,523,419)	(1,580,027)
Provision for doubtful accounts	(979,100)	(1,279,092)
Telecommunications Inspection Fund (FISTEL) fee	(649,038)	(622,630)
Advertising and publicity	(536,741)	(639,811)
Materials	(215,225)	(418,488)
Concession Agreement Extension Fee - ANATEL	(157,611)	(149,243)
Costs of handsets and other	(149,211)	(389,701)
Other costs and expenses	(238,794)	(97,418)

	(24,314,785)	(26,827,182)

Classified as:

Cost of sales and services	(16,638,670)	(18,457,853)
Selling expenses	(4,886,331)	(5,301,979)
General and administrative expenses	(2,789,784)	(3,067,350)

	(24,314,785)	(26,827,182)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7	OTHER OPERATING INCOME (EXPENSES)

	2010	2009

Other operating income
Recovered expenses	449,009	401,456
Infrastructure leases	324,878	337,898
Fines on past-due bills	254,894	281,038
Technical and administrative services	117,061	112,641
Income from disposal of property, plant and equipment	61,871	92,845
Expired dividends	34,277	69,280
Recovery of pension plan expenses	6,231	40,479
Other income	83,776	83,561

	1,331,997	1,419,198

Other operating expenses
Provisions (reversals)	(843,539)	(622,327)
Taxes	(769,441)	(827,527)
Employee and management profit sharing	(318,322)	(114,092)
Write-off of property, plant and equipment	(148,585)	(115,993)
Collection costs	(75,419)	(79,521)
Discounts granted	(60,235)	(45,677)
Fine collection costs	(25,452)	(136,665)
Share-based compensation	(14,173)	(29,031)
Allowance for losses on investments and other provisions/(reversal)	5,327	(151,827)
Provision for pension plan	(14,221)	(5,817)
Other expenses	(135,211)	(208,259)

	(2,399,271)	(2,336,736)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8	FINANCIAL INCOME (EXPENSES)

	2010	2009

Financial income
Investments yield	913,751	797,884
Interest and monetary correction on other assets	743,168	584,944
Recovery of expenses	217,194
Financial discounts obtained	42,848	104,311
Interest and monetary correction on due from related parties		1,290
Interest on debentures of related party companies
Other	12,509	112,596

	1,929,470	1,601,025

Financial expenses
Interest on outstanding loans from third parties	(1,926,652)	(2,009,708)
Interest on debentures	(718,293)	(421,778)
Derivative transactions	(501,270)	(1,352,831)
Foreign exchange differences arising on foreign currency cash equivalents	(32,762)	(202,046)
Interest and monetary correction on other liabilities	(498,241)	(623,851)
Monetary correction of provisions	(417,641)	(482,945)
IRRF, IOF and PIS/COFINS on financial transactions and bank charges(*)	(353,825)	(248,409)
Interest on taxes in installments - tax financing program	(84,709)	(11,048)
Interest and commissions on related party loans and financing	(4,246)
Monetary correction and exchange differences on third-party loans and financing	207,146	1,475,454
Other	(30,613)	(111,176)

	(4,361,106)	(3,988,338)

(*)	IRRF is income tax deducted at source. PIS and COFINS are taxes on revenue. IOF is a tax levied on certain financial transactions. All are collected by the Brazilian Federal Revenue Service.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9	INCOME TAX AND SOCIAL CONTRIBUTION

Taxes on income encompass the income tax (IRPJ) and the social contribution (CSLL). The income tax rate is 25% and the social contribution rate is 9%, generating aggregate taxation of 34%.

The provision for income tax and social contribution is broken down as follows:

	2010	2009
Income tax and social contribution
Current taxes	(688,485)	(874,917)
Deferred taxes	772,294	546,824

Total	83,809	(328,093)

	2010	2009

Income (loss) before taxes	1,665,687	5,420,507
Income of companies not subject to income tax and social contribution calculation	2,800	(172)
Total taxed income	1,668,487	5,420,335

Income tax and social contribution at statutory rate (34%)	(567,286)	(1,842,914)
Tax effect of interest on capital	74,866	(6,110)
Tax incentives (substantially, operating income) (i)	126,931	46,678
Tax effects on permanent exclusions (additions) (ii)	172,849	1,688,835
Compensation of tax loss carryforwards of subsidiaries without deferred taxes	31,492	19,349
Unrecognized deferred tax assets	(19,234)	(265,865)
Recognized deferred tax assets related to prior years (iii)	264,191	31,934
Income tax and social contribution effect on the income statement	83,809	(328,093)
Effective rate	(5.02%)	6.05%

(i)	Refers to the exploration income recognized in the income statement pursuant to Law 11638/2007. This tax benefit is granted under an Incentive-granting Report issued by the Northeast Development Authority (SUDENE), after the compliance with all requirements made by this agency; however, the report does not make any additional requirements whose noncompliance would result in the loss of the tax benefit before December 2013.

(ii)	The main components of permanent deduction (additions) tax effects are: nondeductible fines, State VAT (ICMS), tax incentives, and sponsorships.

In 2009, the main impact refers to the effect of the registration of the Gain on the acquisition of BrT control, net, amounting to R$5,555,708 (Note 1 a).

(iii)	Refers substantially to the new business plan of subsidiaries TMAR, BrT and BrT Multimídia.

The financial statements for the year ended December 31, 2010 were prepared considering the best management estimates regarding the tax treatment under the criteria set out in the Transitional Tax Regime (RTT).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

10	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash equivalents and cash equivalents held by the Company and its subsidiaries, in the years ended December 31, 2010 and 2009, and as at the date of transition, January 1, 2009, are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2010	2009	1/1/2009

Cash	350,218	226,923	126,498
Cash equivalents	8,701,982	5,978,605	9,371,894

	9,052,200	6,205,528	9,498,392

Exclusive investment funds	6,037,152	4,107,015	8,192,331
Bank certificates of deposit (CDBs)	749,892	1,163,166	1,140,874
Time deposits	1,645,721
Private securities	157,809
Repurchase agreements	33,785	614,954	35,858
Government securities			33
Other	77,623	93,470	2,798

Cash equivalents	8,701,982	5,978,605	9,371,894

(b)	Cash investments

	2010	2009	1/1/2009

Exclusive investment funds	1,831,112	1,419,558	1,054,710
Government securities		107,259	184,847
Private securities	325,586	297,015	1,519

Cash investments	2,156,698	1,823,832	1,241,076

Current assets	2,147,606	1,818,841	1,239,557
Non-current assets	9,092	4,991	1,519

(c)	Exclusive investment funds portfolios

All investment funds in which TNL and its subsidiaries invest are exclusive investment funds of the group, in which, at December 31, 2010, TNL holds approximately 7% (5% at December 31, 2009 and 4% at January 1, 2009), TMAR 5% (46% at December 31, 2009 and 78% at January 1, 2009), Oi 42% (21% at December 31, 2009 and 18% at January 1, 2009), BrT 29% (13% at December 31, 2009), and the other subsidiaries 17% (15% at December 31, 2009) of the funds’ units.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The portfolios of the exclusive funds are shown in the table below, which presents the consolidated balances of the funds:

	Consolidated balances of exclusive investment funds
	2010	2009	1/1/2009

Overnight operations	5,747,697	2,274,969	3,624,135
Bank certificates of deposit (CDBs)	265,732	1,182,325	3,590,163
Time deposits		580,118	809,104
Private securities	1,880	42,342
Government securities	3,256	26,294	156,518
Other	18,587	967	12,411

Securities classified as cash equivalents	6,037,152	4,107,015	8,192,331

Government securities	1,357,585	1,356,185	1,046,233
Private securities	55,002	62,475
Bonds	219,296	898	997
Time deposits	199,229
Debentures			7,480

Securities classified as cash investments	1,831,112	1,419,558	1,054,710

Exclusive investment funds	7,868,264	5,526,573	9,247,041

The Company directly or indirectly has cash investments in exclusive investment funds in Brazil and abroad, for the purpose of generating a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

11	TRADE RECEIVABLES, NET

	2010	2009	1/1/2009

Billed services	4,670,847	4,760,196	3,036,984
Unbilled services	1,853,670	1,841,522	977,597
Mobile handsets and accessories sold	290,694	282,270	250,764
Provision for doubtful accounts	(921,366)	(942,001)	(369,013)

Total	5,893,845	5,941,987	3,896,332

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The aging list of consolidated trade receivables is as follows:

	2010	%	2009	%	1/1/2009%

Unbilled	1,853,670	27.2	1,841,522	26.7	977,597	22.9
Current	2,535,391	37.2	2,289,943	33.3	1,553,556	36.4
Receivables from other carriers	685,114	10.1	840,268	12.2	558,721	13.1
Past-due up to 30 days	786,811	11.5	865,147	12.6	517,383	12.1
Past-due from 31 to 60 days	259,374	3.8	294,637	4.3	180,005	4.2
Past-due from 61 to 90 days	161,581	2.4	184,756	2.7	110,240	2.6
Over 90 days past-due	533,270	7.8	567,715	8.2	367,843	8.7

	6,815,211	100.0	6,883,988	100.0	4,265,345	100

The changes in the Company’s provision for doubtful accounts were as follows:

Balance at January 1, 2009	(369,013)

Provision for doubtful accounts	(1,279,092)
Provision for doubtful accounts on acquisition of Invitel and BrT	(394,423)
Trade receivables written off as uncollectible	1,100,527

Balance at December 31, 2009	(942,001)

Provision for doubtful accounts	(979,100)
Trade receivables written off as uncollectible	999,735

Balance at December 31, 2010	(921,366)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

12	CURRENT AND DEFERRED TAXES

	Assets
	12/31/2010	12/31/2009	1/1/2009

Current recoverable taxes
Recoverable social contribution (i)	236,947	88,689	182,587
Recoverable income tax (i)	543,019	210,628	388,148
Withholding income taxes	323,676	208,514	221,121

Current assets	1,103,642	507,831	791,856

Deferred taxes
Income tax on temporary differences and tax credits (ii)	3,385,723	2,584,288	1,634,762
Social contribution on temporary differences (ii)	205,149	876,123	570,469
Income tax on tax losses carryforwards (ii)	1,132,341	1,300,515	638,101
Social contribution on tax loss carryforwards (ii)	502,052	490,295	218,739
Provision business plan surplus	(5,304)	(88,081)
Other deferred taxes (iii)	403,420	564,310	214,171

Non-current assets	5,623,381	5,727,450	3,276,242

Temporary additions by nature:
Recognition of sundry provisions	33,228	165,605	73,275
Profit sharing	95,178	30,404	39,808
Provision for actuarial deficit	221,999	231,102
Provisions	2,114,006	2,191,159	865,045

Provision for doubtful accounts	594,127	548,212	326,369
Allowance for losses	77,167	53,065	22,401
Foreign exchange differences	62,508	13,522	225,320
Convergence to IFRSs – (RTT):
Subsidies	13,145	26,614	91,659
FISTEL fee	29,825	55,968	63,278
Deferred charges	60,870	91,318	121,826
Minute transfer	45,701	44,578	51,931
Oi goodwill	23,295	13,540	18,318
Asset retirement obligation	17,444	36,365	29,980
Payphones (TUP)	8,356	20,615	35,864
Business combinations			384,978
Other	194,023	(61,656)	(144,821)

	3,590,872	3,460,411	2,205,231

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Liabilities
	12/31/2010	12/31/2009	1/1/2009

Current taxes payable
Income tax payable	506,890	119,926	295,900
Social contribution payable	225,615	67,531	141,152

Current	732,505	187,457	437,052

Deferred taxes liabilities
Deferred income tax	2,449,843	2,964,285	19,260
Deferred social contribution	881,319	1,041,553	6,781

Non-current	3,331,162	4,005,838	26,041

Temporary additions by nature:
Convergence to IFRSs – RTT	47,234	22,821	15,439
Deferred taxes on effects of BrT business combination (*)	3,269,488	3,967,080
Depreciation/write-offs of special monetary correction - Law 8200/1991	14,440	15,937	10,602

(*)	Consists substantially of the tax effects on adjustments to fair value of property, plant and equipment and intangible assets recognized on the acquisition of BrT.

(i)	Refers to payments made, calculated based on legal estimates, which will be offset against future tax liabilities.

(ii)	The Company and its subsidiaries recognize deferred tax assets arising from tax loss carryforwards and temporary differences. According to the technical study approved by the Company’s management board, submitted to the Supervisory Board for approval, taxable income to be generated over the next ten years, discounted to present value, will be sufficient to realize these tax credits as shown in the table below. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Company balances refer entirely to refundable income tax and social contribution. Additionally, as at December 31, 2010, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and/or do not expect to generate sufficient taxable income over the next ten years. Unrecognized tax credits total R$235,175 (R$387,917 at December 31, 2009 and R$291,447 at January 1, 2009).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	Refers to future offsets of unutilized income tax and social contribution credits.

13	OTHER TAXES

	Assets
	2010	2009	1/1/2009
Recoverable State VAT (ICMS) (i)	1,263,733	1,500,056	857,041
Taxes on revenues (PIS and COFINS)	136,033	306,505	66,461
Withholding income tax	62,565	50,711	35,965
Recoverable taxes in installments	10,126	10,126	10,126
Other	30,820	28,743	20,571

	1,503,277	1,896,141	990,164

Current	1,072,440	1,128,742	654,646
Non-current	430,837	767,399	335,518

	Liabilities
	2010	2009	1/1/2009
Taxes on revenues (PIS and COFINS)	1,210,249	698,988	126,015
State VAT (ICMS)	1,044,716	931,374	358,639
FUST/FUNTTEL/Broadcasting	496,296	388,048	23,852
ICMS Agreement 69/1998	257,160	570,075	260,514
Withholding income tax	142,883	14,517	16,355
Other	109,462	140,927	10,706

	3,260,766	2,743,929	796,081

Current	1,746,476	1,451,544	535,567
Non-current	1,514,290	1,292,385	260,514

(i)	Recoverable State VAT (ICMS) arises mostly from credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

14	JUDICIAL DEPOSITS

	2010	2009	1/1/2009

Civil	4,983,199	4,291,623	457,570
Tax	1,720,625	1,608,850	981,123
Labor	1,346,976	1,090,844	483,105
Court-blocked deposits	215,640	263,630	287,694

Total	8,266,440	7,254,947	2,209,492

Current	1,813,162	1,786,814	368,096
Non-current	6,453,278	5,468,133	1,841,396

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

15	OTHER ASSETS

	2010	2009	1/1/2009

Advances to suppliers	622,615	265,469	168,276
Advances to FATL	182,252	207,049	233,422
Amounts receivable	114,033	95,233	97,529
Publicity, advertising and sponsorships	142,700	145,416	44,935
Advances to employees	73,185	66,591	40,433
Tax incentives	52,501	63,792	63,792
Post rental	23,417	37,694	9
Taxes and fees	17,884	17,120	18,484
Insurance	11,220	16,229	1,654
Other	36,596	77,605	45,306

Total	1,276,403	992,198	713,842

Current	947,581	658,057	355,743
Non-current	328,822	334,141	358,099
Acronym:

FATL - Fundação Atlântico de Seguridade Social (pension plan)

16	INVESTMENTS

	2010	2009	1/1/2009

Equity interests carried at:

Acquisition cost (i)	40,555	40,558	32,765
Tax incentives, net of provision for losses	13,770	13,770	16,231
Other investments	367	367	324

	54,692	54,695	49,320

(i)	The consolidated balance includes TMAR’s investment in Hispamar Satélites S.A. (“Hispamar”), which is mainly engaged in outsourcing manufacturing, launching and operation of satellites, and the use and sale of useful capacity of satellites that occupy orbital, duly licensed positions in different frequency bands, the provision of communication services, especially via satellite, and other services necessary for the achieve its corporate purposes. TMAR’s interest in this company is 19.04% and it does not have a significant influence in its management.

Summary of changes in investment balances

Balance at January 1, 2009	49,320
Acquisition of Z Investimentos by IGBR	1,528
Acquisition of other investments carried at cost	3,847

Balance at December 31, 2009	54,695

Other	(3)

Balance at December 31, 2010	54,692

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17	PROPERTY, PLANT AND EQUIPMENT

	2010			2009	1/1/2009	2010	2009
	Cost	Accumulated depreciation	Net	Net	Net	Annual depreciation rate (average)*	Annual depreciation rate (average)*
Transmission equipment	25,859,580	(15,577,865)	10,281,715	11,008,425	4,292,524	10.87	12.5
Infrastructure	22,156,887	(16,700,280)	5,456,607	5,719,503	4,290,976	8.02	12.00
Works in progress	2,665,044		2,665,044	2,915,445	958,762
Automatic switching equipment	13,239,364	(10,836,075)	2,403,289	2,710,236	1,407,501	11.23	20.00
Buildings	4,061,150	(2,287,365)	1,773,785	2,118,830	972,705	7.30	7.00
Other assets	2,597,869	(1,829,244)	768,625	823,834	796,041	12.35	15.00

	70,579,894	(47,230,829)	23,349,065	25,296,273	12,718,509

(*)	Takes into consideration the new useful lives of the assets, as described below in ‘Additional disclosures’.

Summary of changes in balances of property, plant and equipment

Balance at January 1, 2009	12,718,509
Additions	4,933,945
Acquisition of BrT control – Note 1 (a)	13,218,733
Write-offs	(115,544)
Transfers	(258,231)
Depreciation expenses	(5,201,139)
Balance at December 31, 2009	25,296,273

Additions	3,086,071
Write-offs	(148,585)
Transfers	(429,082)
Depreciation expenses	(4,455,612)
Balance at December 31, 2010	23,349,065

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by TMAR and BrT that are indispensable for the provision of the services granted under these agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

At December 31, 2010, the residual balance of subsidiaries TMAR’s and BrT’s returnable assets is R$4,928,850 (R$5,465,020 at December 31, 2009 and R$5,878,065 at January 1, 2009), and of subsidiary BrT is R$3,292,438 (R$4,189,204 at December 31, 2009), and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment. The balance of returnable assets does not include the appreciation of BrT’s assets.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In subsidiary BrT, the change in the useful lives of property, plant and equipment had been made since September 30, 2009, impacting BrT’s financial statements beginning October 1, 2009. The Company changed the useful lives of its property, plant and equipment items beginning January 1, 2010. These changes in the estimated useful lives of the assets resulted in a reduction of R$1,186,063, in depreciation expenses for the year ended December 31, 2010, when compared to the same period of 2009.

In the year ended December 31, 2010, financial charges and transaction costs amounting to R$203,967 (R$172,013 at December 31, 2009), recognized in the consolidated financial statements, were capitalized as works in progress.

Operating leases

The monthly installments of leases that do not transfer substantially all the risks and rewards incidental to ownership to the lessee are expensed over the lease term (see ‘Leases and insurance’ in Note 6), and total R$3,458 (R$2,089 in 2009). All operating leases of the Company and its subsidiaries are cancellable.

18	INTANGIBLE ASSETS

	2010			2009	1/1/2009	2010	2009
	Cost	Accumulated depreciation	Net	Net	Net	Annual amortization rate (average)*	Annual amortization rate (average)*
Regulatory licenses	17,925,264	(2,898,907)	15,026,357	16,130,966	2,029,468	9.00	5.88
Data processing systems	3,345,734	(2,295,551)	1,050,183	1,038,434	583,239	20.00	20.00
Goodwill	118,159	(8,047)	110,112	110,112	113,561
Trademarks and patents	122,734	(5,702)	117,032	123,335	7,573
Customer portfolios	381,515	(292,494)	89,021	241,627		40.00
Other assets	349,111	(141,801)	207,310	140,556	21,399	20.00	20.00

	22,242,517	(5,642,502)	16,600,015	17,785,030	2,755,240

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of changes in balances of intangible assets

Balance at January 1, 2009	2,755,240
Additions	44,511
Acquisition of BrT control – Note 1 (a)	16,548,148
Write-offs	(449)
Transfers	269,376
Amortization expenses	(1,831,796)

Balance at December 31, 2009	17,785,030

Additions	72,244
Transfers	486,325
Amortization expenses	(1,743,584)

Balance at December 31, 2010	16,600,015

Goodwill

The Company and its subsidiaries record goodwill arising on the acquisition of investments, supported by the expected future earnings of the businesses acquired, which are based on ten year projections.

In September 2010, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 15.1% for Cable TV and 38.9% for Payment systems, using perpetuity-based amounts in the last year. These tests did not result in the recognition of any impairment losses, as summarized in the table below:

Cash Generating Unit (CGU)	Asset balance at 9/30/2010	Goodwill allocated to CGU	Impairment test base	Value in use

Cable TV	82,184	37,691	119,875	130,830
Payment systems	183,471	72,421	255,893	316,547

	265,655	110,112	375,768	447,377

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Regulatory licenses

Concession/permit	Execution date	Termination	Acquisition cost

Oi’s Region 1 radiofrequencies and SMP (2G)	13/03/2001	13/03/2016	1,102,007
Oi’s Region 1 radiofrequencies and SMP (2G)	11/07/2003	13/03/2016	66,096
Oi’s Region 1 radiofrequencies and SMP (2G)	22/01/2004	13/03/2016	45,218
Oi’s Region 3 radiofrequencies and SMP (2G)	29/04/2008	11/12/2022	131,106
Oi’s Region 1 radiofrequencies and SMP (3G)	29/04/2008	13/03/2016	867,018
Oi Region 3 - inland - radiofrequencies and SMP (2G)	08/09/2008	07/12/2022	126,820
Oi radiofrequencies and SMP	07/12/2007	07/12/2022	8,868
Way TV cable TV concession (Uberlândia)	06/11/1998	06/11/2013	3,906
Way TV cable TV concession (Belo Horizonte)	08/02/1999	08/02/2014	16,669
Way TV cable TV concession (Barbacena)	08/02/1999	08/02/2014	535
Way TV cable TV concession (Poços de Caldas)	08/02/1999	08/02/2014	1,735
BrT’s Region 2 radiofrequencies and SMP (2G)	18/02/2002	17/12/2017	191,502
BrT’s Region 2 radiofrequencies and SMP (2G)	03/05/2004	12/22/2017	28,624
BrT’s Region 2 radiofrequencies and SMP (3G)	29/04/2008	30/04/2023	488,235
Other			278,414
Fair value BrT and BrT Celular license (i)			14,338,481
Amazônia Celular SMP license (i)			230,030

Total			17,925,264

The Company also recognized in the group regulatory licenses R$10,637,538, R$3,700,943 and R$230,030 corresponding to the fair values of BrT STFC licenses and BrT Celular and Amazônia Celular (merged by Oi) SMP licenses, respectively, recognized at the time of the business combination commented in item (i) above. The termination date of the STFC is December 31, 2025 and of the BrT Celular and Amazônia Celular SMP licenses in on April 30, 2023 and March 13, 2016, respectively.

In 2010, the Company tested the long-lived assets for impairment based on discounted cash flow projections for 15 years, concession period. The Company uses these tests to estimate the recoverable carrying amount of long-lived assets (property, plant and equipment and intangible assets) by applying an average growth rate of 5.13% and a discount rate of 9.22%. The tests did not evidence the need to recognize any allowance.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19	TRADE PAYABLES

	2010	2009	1/1/2009
Suppliers of:
Infrastructure and network supplies	1,486,289	1,628,298	685,247
Transfer (interconnection and co-billing)	982,544	850,970	601,741
Plant maintenance	317,543	332,477	97,387
Sales commissions	302,963	212,186	130,090
Information technology	194,496	145,122	64,899
Inventories of handset and SIM cards	81,847	115,965	17,771
Services	52,914	53,732	24,215
Call center	30,053	27,167	88
Rental of polls and rights-of-way	12,706	6,949	5,604
Rental of IVR – Interactive Voice Response and websites	7,276	5,762	2,832
Other	570,116	676,157	272,755

	4,038,747	4,054,785	1,902,629

20	LOANS AND FINANCING

(Includes debentures)

	2010	2009	1/1/2009

Financing	22,505,500	21,846,083	17,071,928
Accrued interest and other charges on financing	285,660	1,167,173	648,547
Public debentures	6,770,740	5,842,417	2,190,740
Accrued interest on debentures	222,497	278,659	99,962
Leases	841	7,991	21,972
Debt issuance cost	(649,339)	(316,357)	(297,549)

Total	29,135,899	28,825,966	19,735,600

Current	7,144,441	7,964,360	3,545,906
Non-current	21,991,458	20,861,606	16,189,694

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Loans and financing by type

	2010	2009	1/1/2009	Maturity	Effective interest rate %
Financial institutions	16,424,098	16,365,809	14,570,528
Local currency	8,133,428	11,591,223	10,627,315	Aug 2010 to Dec 2033	9.06%
Foreign currency	8,290,670	4,774,586	3,943,213	Jan 2010 to Apr 2019	4.42%
Public debentures	6,993,237	6,121,076	2,290,702	Mar 2011 to Jul 2021	14.37%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	6,367,062	6,647,447	3,149,947
Local currency	6,357,094	6,597,603	3,118,506	Jan 2011 to Dec 2018	9.98%
Basket of currencies, including US dollar	9,968	49,844	31,441	Jan 2011 to Apr 2011	2.47%
Leases	841	7,991	21,972	Jan 2010 to Feb 2012	14.31%

Subtotal	29,785,238	29,142,323	20,033,149

Debt issuance cost	(649,339)	(316,357)	(297,549)

Total	29,135,899	28,825,966	19,735,600

Debt issuance costs by type

	2010	2009	1/1/2009

Financial institutions

Local currency	157,087	145,890	130,741

Foreign currency	472,813	135,626	157,313

Public debentures	14,398	31,586	6,349

Local currency	5,034	3,175	2,975

Basket of currencies, including US dollar	7	80	171

Total	649,339	316,357	297,549

Current	109,065	97,463	90,688

Non-current	540,274	218,894	206,861

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt by currency/index

	2010	2009	1/1/2009

CDI	12,449,641	17,059,322	12,765,215
TJLP	5,980,953	6,317,179	3,083,258
US dollar	5,826,002	3,759,775	2,435,459
IPCA	2,004,961	34,454	32,449
Euro	1,674,568
Brazilian reais (R$)	1,049,045	906,938	177,574
Japanese yen	790,100	1,014,811	1,507,752
UMBNDES - BNDES basket of currencies	9,968	49,844	31,442

Debt issuance cost	(649,339)	(316,357)	(297,549)

	29,135,899	28,825,966	19,735,600

(a)	Description of main loans and financings

Local currency-denominated financing

In December 2010, TMAR entered into a financing agreement with Banco da Amazônia (“BASA”) amounting to R$220.7 million. In December there was a disbursement of R$94.8 million. Financial charges are payable on a monthly basis, from February 2011 to January 2028. Principal is repayable in 168 monthly installments, from December 2014 until maturity in January 2028. Interest payable is 10% per year, less a performance bonus of 15%.

In May 2010, the Company issued R$1,500 million in promissory notes. This issuance was underwritten by Banco Itaú BBA S.A. A total of ten promissory notes were issued in a single series, in the nominal amount of R$150 million each. This transaction bears interest of CDI plus 1.15% per year, for a 90-day period, and the transaction was settled on August 19, 2010. The transaction costs related to this issuance, totaling R$1,609, are recognized as loan costs in the Company, according to the issuance’s contractual terms.

In December 2009, TMAR, Oi, BrT and BrT Celular entered into financing agreements with the BNDES, totaling R$4,403 million, to finance the network expansion and upgrading, and the fulfillment of the regulatory obligations scheduled for the period 2009-2011. These agreements are divided into 2 subloans: (i) subloan A, bearing interest equivalent to TJLP plus 3.95% per year; and (ii) subloan B, bearing fixed rate interest of 4.50% per year. A total disbursement of R$1,500 million was made in December 2009 related to these credit facilities, and in June 2010 there was a disbursement of R$562 million (of which R$220 million to TMAR and R$342 million to Oi), and in October 2010 there was a disbursement of R$531 million (of which R$269 million to BrT and R$262 million to BrT Celular). Interest is paid on a quarterly basis until December 2011 and will be due on monthly basis from June 2012 to May 2018. Principal is repayable in 84 monthly installments, from January 2012 to December 2018.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In November 2009, TMAR entered into a R$2,000 million credit facility with Caixa Econômica Federal. Interest on this financing is payable on a quarterly basis from February 2010 to November 2011, and will be due on a monthly basis from December 2011 to November 2014. Principal is repayable in 36 monthly installments, from December 2011 until maturity in November 2014. Interest is equivalent to 117.5% of CDI per year.

In February 2009, Oi entered into a credit facility with Banco do Nordeste (“BNB”) totaling R$370 million, to finance the expansion and upgrading of the mobile network and implement a 3G network. In May, August and November 2009, BNB disbursed R$149 million, R$149 million and R$71 million, respectively. The outstanding balance is adjusted by a fixed rate of 10% per year, less a performance bonus 15%. Interest is being paid on a quarterly basis until February 2011 and will be due on a monthly basis from March 2011 to February 2019. Principal will be repayable monthly, commencing March 2011.

In August 2008, TMAR issued R$3,600 million in promissory notes, an amount used in the future acquisition of the control of BrT Part and BrT and other actions disclosed in the Material Fact released on April 25, 2008. This issue was underwritten by the banks: Banco Itaú BBA S.A. (leading underwriter), Banco Santander S.A., Banco Bradesco BBI S.A., and Banco ABN AMRO Real S.A. The engaged underwriters were: Banco Safra de Investimento S.A., ING Bank N.V., Banco do Nordeste do Brasil S.A., Banco Alfa de Investimento S.A., and Banco de Tokyo-Mitsubishi UFJ Brasil S.A. A total of 144 promissory notes were issued in a single series, in the nominal amount of R$25 million each. The transaction was entered into for a two-year period, with a one-year grace period for interest payment and two-year grace period for the repayment of principal. This transaction was settled in August 2010.

In May 2008, TMAR raised R$4,300 million with Banco do Brasil, for the acquisition of an equity interest in BrT Part and BrT and other actions as disclosed in the Company’s Material Fact released on April 25, 2008. Interest are payable semiannually, from May 2010 to May 2016. The principal will be repaid in seven annual installments, commencing May 2010. This transaction bears interest equivalent to CDI plus 1.30% per year.

In February 2008, BrT Celular entered into a financing agreement with the BNDES totaling R$259 million, with the actual loan of R$259 million, to be used in the refurbishment of the mobile telephone network and increase traffic capacity by implementing new services that will improve service quality to users. This credit facility bears interest pegged to TJLP, plus 3.52% per year. Interest is payable on a quarterly basis until September 2010 and will be due on monthly basis from October 2010 to September 2017. This financing will be repaid in 84 monthly installments, starting October 2010 until September 15, 2017.

In November 2006, TMAR entered into a credit facility with the BNDES to finance the expansion and technological upgrading of TMAR’s fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two subloans: (i) subloan A is intended specifically for the purchase of domestic equipment and related services and totals R$1,771 million; and (ii) subloan B is intended for the purchase of telecommunications equipment that comply with the Basic Production Process (PPB), and totals R$200 million. Principal will bear the following charges: (i) subloan A, interest of 4.50% per year above TJLP; and (ii) subloan B, interest of 2.50% per year above TJLP. Interest was

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

paid on a quarterly basis until June 2009 and is due on monthly basis from July 2009 to June 2014. Principal is repayable in 60 monthly installments, commencing July 2009.

In November 2006 BrT entered into a credit facility with the BNDES of R$2,004 million, with actual loans of R$2,055 million, which bears interest equivalent to the TJLP plus 4.3% per year. Interest was paid on a quarterly basis until May 2009 and is due on monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly installments, from June 2009 to May 15, 2014.

Foreign currency-denominated financing

In December 2010, TMAR issued senior notes totaling €750 million (equivalent to R$1,687 million), used to extend its debt profile and reduce the cost of the company’s debt, as well as for corporate purposes in general. This transaction bears interest of 5.125% per year, and matures in December 2017. Financial charges are payable annually in December, from December 2011 until maturity. The transaction costs related to this issuance, totaling R$25,663 are recognized as loan costs in TMAR, according to the issuance’s contractual terms.

In September 2010, TMAR issued senior notes totaling US$1,000 million (equivalent to R$1,707 million), used to extend its debt profile and reduce the cost of the company’s debt, as well as for corporate purposes in general. This transaction bears interest of 5.5% per year, and matures in October 2020. Interest is payable semiannually in April and October, from April 2011 until maturity. The transaction costs related to this issuance, totaling R$13,684, are recognized as loan costs in TMAR, according to the issuance’s contractual terms.

After the issuance, TMAR initiated an offering for the exchange of the senior notes issued in April 2009 for additionally issued senior notes issued in 2010, according to the exchange offering agreement. In October 2010, the exchange offering was closed with the issuance of an additional amount of US$787 million in senior notes.

The senior note exchange ratio contemplated the market price of the senior notes in 2009 and an additional premium to those that accepted the offering at its initial stage. TMAR paid a premium of US$1 on the bond quotation at the time of the offer. As a result, senior notes issued in September 2010 total US$1,787 million, and the balance of senior notes issued in April 2009 remained in US$142 million.

In April 2010, TMAR entered into a credit facility agreement with Crédit Agricole, intermediated by the ONDD – Office National Du Ducroire, as export credit agency, totaling US$220 million, in two tranches of US$110 million. The first disbursement of US$46 million (R$80 million) under the first tranche of this facility was received in July 2010. The first tranche bears semiannual interest payable from August 2010 to August 2019, and principal is repayable in 17 semiannual installments, commencing in August 2011. The second tranche bears semiannual interest payable from August 2011 to August 2020, and principal is repayable in 17 semiannual installments, commencing in August 2012. This credit facility is subject to LIBOR plus spread of 1.40% per year.

In March 2010, TMAR entered into a credit facility with Cisco Systems Capital totaling US$50 million to finance part of the investments in the current year. The amounts disbursed were US$30 million (R$53 million) in April 2010 and US$20 million (R$38 million) in May 2010. This

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

transaction bears interest of 5% per year. Interest is payable semiannually, from September 2010 to September 2015, and principal is repayable in ten semiannual installments, commencing March 2011.

In October 2009, TMAR entered into a credit facility with China Development Bank Corporation totaling US$500 million. The amounts disbursed were US$57 million (R$104 million) in February 2010 and US$37 million (R$69 million) in May 2010. Interest is payable semiannually, from April 2010 to October 2016, and principal is repayable in eleven installments, commencing April 2011. This credit facility is subject to LIBOR plus spread of 2.5% per year.

In August 2009, TMAR entered into a credit facility with Finnish Export Credit, totaling US$500 million. The amounts disbursed were US$208 million (R$378 million) in February 2010 and US$27 million (R$51 million) in May 2010. In February 2010, TMAR received the first disbursement, amounting to US$208 million (R$378 million). Interest is payable semiannually, from February 2010 to August 2016, and principal is repayable in 17 installments, commencing August 2011. This credit facility is subject to LIBOR plus spread of 1.70% per year.

In May 2009, TMAR entered into a credit facility with Cisco Systems Capital totaling US$50 million to finance part of the investments in the current year. The amounts disbursed were US$26 million (R$52 million) June 2009 and US$24 million (R$41 million) in November 2009. This transaction bears interest of 5% per year. Interest is payable semiannually, from November 2009 to November 2014, and principal is repayable in ten semiannual installments, commencing May 2010.

In February 2009, TMAR entered into a credit facility with China Development Bank Corporation totaling US$300 million to finance part of the investments in the current year. The amounts will be disbursed as the investments are made throughout the year, and disbursements made are US$68 million (R$153 million) in March 2009, US$121 million (R$236 million) in June 2009, US$38 million (R$74 million) in July 2009, and US$23 million (R$42 million) in February 2010, and US$29 million (R$54 million) in May 2010. This transaction bears interest equivalent to LIBOR plus 2.50% per year. Interest is payable semiannually, from April 2009 to October 2015, with a final payment in February 2016, and principal is repayable in 11 semiannual installments, from April 2011 to October 2015, with a final payment in February 2016.

In June 2008, TMAR entered into a credit facility with Finnish Export Credit totaling US$300 million to finance part of the investments in that year. The amounts disbursed were US$87 million (R$140 million) in August 2008, US$105 million (R$258 million) in December 2008, US$63 million (R$117 million) in August 2009, and US$45 million (R$76 million) in October 2009. This transaction bears interest equivalent to LIBOR plus 1.07% per year. Interest is payable semiannually, from December 2008 to December 2018, and principal is repayable in 17 semiannual installments, commencing May 2010.

(b)	Public debentures

The Extraordinary Shareholders’ Meeting held on August 16, 2010 and Board of Directors’ Meeting held on July 29, 2010 approved the second public issuance, by the Company, of simple, nonconvertible, unsecured debentures, in the local market, with restricted placement efforts (pursuant to CVM Instruction 476), totaling R$1,500 million (face value of R$10 million), in a single series. The issuance and subscription date of all the debentures was August 19, 2010. The 150 debentures mature on February 15, 2011 and pay interest equivalent to the CDI plus + 1.10%

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

per year, payable together with principal on maturity. The transaction costs related to this issuance, totaling R$1,660, are recognized as loan costs in the Company, according to this issuance’s contractual terms.

The Extraordinary Shareholders’ Meetings held on November 30, 2009 and March 9, 2010 and the Board of Directors’ Meeting held on March 11, 2010 approved the public issuance, by TMAR, of simple, nonconvertible, unsecured debentures totaling R$2,250 million, in two series of 225,000 debentures, with face value of R$10,000.00. The issuance date was April 15, 2009 and placement was made in May 2010, totaling R$2,000 million. The first series of 175,397 debentures matures on April 15, 2014 and yields interest equivalent to CDI plus 1.20% per year, with semiannual interest payments and principal repayment on final maturity. The second series of 24,603 debentures matures on April 15, 2014 and yields interest equivalent to IPCA + 7.98%, with annual payments of interest on principal and repayment of principal on final maturity. The transaction costs related to this issuance, totaling R$13,426, are recognized as loan costs in TMAR, according to the issuance’s contractual terms.

The Annual Shareholders’ Meeting held on March 23, 2009, approved the public issuance, by TMAR, of simple, nonconvertible, unsecured debentures totaling up to R$3,000 million. The issuance date was April 6, 2009 and placement was made in May 2009, totaling R$2,572 million (of which R$965 million for the first series and R$1,607 million for the second series). The maturity of first series debentures is within two years, one month and 24 days and of second series debentures is within three years from the issuance date, and pay interest equivalent to 115% per year and 120% per year of CDI, respectively. The interest of both series is payable together with principal on the maturity date. On November 18, 2010, TMAR exercised the right to redeem in advance all 1st and 2nd series debentures.

The Extraordinary Shareholders’ Meeting held on March 7, 2006 approved the public issuance, by TMAR, of 216,000 simples, nonconvertible debentures, in two series, with face value of R$10, totaling R$2,160 million, whose issuance date is March 1, 2006 and the placement date was March 27, 2006. The maturity of first series debentures is within five years and of second series debentures is within seven years from the issuance date, and pay interest equivalent to CDI and CDI plus spread of 0.55%, respectively. Interest is payable semiannually. The transaction costs related to this issuance, totaling R$13,075, are recognized as loan costs in the Company, according to this issuance’s contractual terms.

On June 1, 2006, BrT conducted its fourth public issuance of 108,000 nonconvertible debentures with face value of R$10 each, totaling R$1,080 million. The repayment term is seven years, maturing on June 1, 2013. These debentures pay interest equivalent to the compound interbank deposit (DI) rate plus a spread of 3.5% per year, payable semiannually. Amortization, which shall indistinctly consider all debentures, will occur annually commencing June 1, 2011, in three installments of 33.3%, 33.3%, and 33.4% of the face value, respectively. The transaction costs related to this issuance, totaling R$4,087, are recognized as loan costs in the Company, according to this issuance’s contractual terms.

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Collateral

BNDES financing is collateralized by TMAR, Oi, BrT and BrT Celular receivables, and parent company’s and the companies’ guarantees amounting to R$6,367,062. Banco do Nordeste do Brasil S.A. loans are collateralized by TMAR and Oi receivables and TNL and TMAR guarantees amounting to R$455,945.

Certain BrT and BrT Celular loans and financing were collateralized by receivables from the provision of fixed telephony services and BrT and BrT Part sureties.

After the merger of BrT Part with and into BrT, the guarantees provided by the company were replaced, after the approval of the creditors, TNL’s guarantees. The provision of guarantees by TNL was duly approved by the Company’s Board of Directors.

The debentures issued by BrT had unsecured guarantees, through a surety granted by BrT Part. Under the indenture, BrT Part, as intervening guarantor, committed to guarantee and pay all the obligations assumed by its subsidiary with the debentureholders.

After the merger of BrT Part with and into BrT, the holders of 5th issue debentures approved the substitution of BrT Part by TNL as guarantor, whose guarantee amounts to R$1,121,928. The guarantee provided by TNL was duly approved by the Company’s Board of Directors.

(d)	Leases

The obligations arising from finance leases are payable within periods ranging from 36 to 60 months and are recorded by their present value. Financial charges, which substantially refer to CDI fluctuation, are recorded in the income statement over the lease term.

The present value of the minimum future lease payments are distributed as follows:

	Consolidated
	2010	2009	1/1/2009

Up to 1 year	841	6,982	17,419
More than one and up to five years		1,009	4,553

	841	7,991	21,972

(e)	Certificates of real estate receivables (CRIs).

On August 10, 2010, TMAR and BrT—its indirect subsidiary—transferred, through capital payments, the ownership of 162 returnable properties to TMAR’s wholly-owned subsidiary Copart 4 and 101 returnable properties to BrT’s wholly-owned subsidiary Copart 5, respectively, whose residual value totals R$385,507 (carrying amount). The capital of Copart 4 and Copart 5 was paid in based on the carrying amount of assets. TMAR and BrT entered into twelve-year agreements for the lease of the properties transferred to their subsidiaries and, at the end of the agreement, the ownership of the properties will return to TMAR and BrT.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Copart 4 and Copart 5 assigned the receivables generated under the lease agreements to BSCS - Brazilian Securities Companhia de Securitização, which issued Certificates of Real Estate Receivables (CRIs) backed by these receivables. Under these agreements, the Company and BrT agree to pay the rentals to BSCS. The CRIs were purchased by Brazilian financial institutions.

Copart 4 and Copart 5 received future rentals in advance, in the consolidated amount of R$1,584,518, net of debt issuance costs (R$33,297). As it was received in advance, this amount was recorded as a debt obligation in said amount, maturing within 12 years. The interest is equivalent to 102% of CDI.

In the context of the CRI transaction, the Extraordinary Shareholders’ Meeting held on October 20, 2010, approved the private issuance by TMAR of 999,295 simple, nonconvertible debentures, in a single series, with face value of R$1,000, totaling R$999,295,000, with a subscription period of up to three years. The proceeds were used to meet the Company’s working capital requirements, including the payment of short-term debt. The indenture was executed on November 10, 2010 and subsidiary Copart 4 subscribed the debentures totaling R$999,295 on the same day. The maturity of these debentures is June 10, 2022, with no interim amortization. These debentures pay interest equivalent to 103% of CDI-CETIP, payable semiannually on May 10 and November 10 of each year, starting May 10, 2011 until May 10, 2022, with final payment on this issue maturity date, June 10, 2022.

Additionally, the Extraordinary Shareholders’ Meeting held on November 9, 2010 approved the private issuance by the Company, of 47 simple, nonconvertible debentures, in a single series, with face value of R$10 million, totaling R$470 million, with a subscription period of up to three years. The proceeds from this issuance were used for corporate purposes of the Company. The indenture was executed on November 10, 2010 and subsidiary Copart 5 subscribed the debentures totaling R$470 million on the same day. The maturity of these debentures is June 10, 2022, with no interim amortization. These debentures pay interest equivalent to 103% of CDI-CETIP, payable semiannually on May 10 and November 10 of each year, starting May 10, 2011 until May 10, 2022, with final payment on this issue maturity date, June 10, 2022.

Copart 4 and Copart 5 assets and liabilities are consolidated in the balances of the financial statements of their parents—TMAR and BrT—and the main risks and rewards incidental to this transaction remain with the parent companies.

The long-term debt, net of debt issuance costs, is scheduled to be paid in the following years:

2012	3,593,171
2013	4,259,886
2014	4,353,661
2015	1,481,362
2016 and thereafter	8,303,378

21,991,458

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt issuance costs will be expensed on subsequent years, as follows:

Scheduled allocation of debt issuance cost to the income statement

2011	109,065
2012	96,452
2013	86,690
2014	73,688
2015	65,672
2016 and thereafter	217,772

649,339

(f)	Covenants

The financing agreement with the BNDES and other financial institutions, and the issuances of debentures by TMAR, Oi, BrT and BrT Celular require compliance with financial ratios. Financial ratios of the BNDES agreement are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly basis.

All covenants were complied with on the closing of the financial statements for the year ended December 31, 2010, except for the ratio below.

At December 31, 2010, TMAR was not compliant with the Debt Service coverage ratio covenant, as required by the JBIC agreement. However, on November 30, 2010, the JBIC granted a waiver for nonobservance with the ratio at December 31, 2010.

The Company currently believes that it will be able to comply with these financial covenants during 2011. However, as of December 31, 2010, based on the information available at that time, the Company was unable to conclude that it would be able to comply with these financial covenants at each measurement date during 2011 and, accordingly, the outstanding amount under this facility of R$604 million was classified in current liabilities.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

21	DERIVATIVE INSTRUMENTS

	2010	2009	1/1/2009
Assets
Currency swaps	48,207	207,070	21,374
Interest rate swaps	734	1,021	102
Non-deliverable forwards (NDFs)	13,084		69,622
Option contracts	4,869	9,208

	66,894	217,299	91,098

Current	43,797	107,902	73,348
Non-current	23,097	109,397	17,750

Liabilities:
Currency swaps	728,393	1,294,064	598,476
Interest rate swaps	15,990	15,428	1,891
Non-deliverable forwards (NDFs)	106,543

	850,926	1,309,492	600,367

Current	566,746	725,732	474,852
Non-current	284,180	583,760	125,515

22	LICENSES AND CONCESSIONS PAYABLE

	2010	2009	1/1/2009

SMP (i)	1,964,831	1,824,985	1,039,232
STFC concessions (ii)	157,612		116,603
Other licenses (iii)	3,714	7,088	14,868

	2,126,157	1,832,073	1,170,703

Current	532,310	315,051	266,632
Non-current	1,593,847	1,517,022	904,071

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

(i)	The regulatory licenses for the use of 3G band radiofrequencies to provide SMP services in Regions I, II and III of the PGA were entered into by Oi and BrT Celular on April 29, 2008, and required a total investment of R$867,018 and R$488,235, respectively. These companies disbursed 10% of the amount offered upon the execution of the relevant agreements. The outstanding balance is adjusted using the Telecommunications Service Index (“IST”) plus interests of 1% per month, as set forth in the bid notices, with final maturities in 2016 and 2015, respectively.

The terms and conditions of the SMP licenses granted to Oi and BrT Celular by ANATEL in 2003 and 2004, and 2002 and 2004, respectively, provide for a total payment of R$331,433. These licenses refer to the exploitation of SMP services during a fifteen-year period in the same operation area where the companies have a concession for the provision of fixed telephone services. Of the amount contracted, 10% was paid on execution date and

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

the remaining balance was fully recognized in the subsidiaries’ liabilities, to be amortized in equal, consecutive annual installments, with maturities scheduled from 2011 (one installment) and 2011 to 2012 (two installments), respectively, depending on the fiscal years the agreements were executed. The outstanding balance is adjusted using the IGP-DI fluctuation, plus 1% per month.

The regulatory licenses for the use of 2G (GSM) radiofrequencies to provide SMP services in São Paulo and increase bandwidth in certain states within Region I of the PGA (Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí, and Rio Grande do Norte) were executed on December 7, 2007 by Oi, and required a total investment of R$131,106. On December 7, 2007, Oi disbursed 10% of the amount offered, and paid the remaining 90%, free from adjustment for inflation, on September 2008, pursuant to the rules set forth in bid notice.

(ii)	The STFC concession refers to the accrual recognized by subsidiaries TMAR and BrT on the accrual basis, by applying a 1% rate on revenue, less taxes. Under the concession agreement in effect, the payment to ANATEL matures every two years, in April of odd years, and is equivalent to 2% of the net revenue for the prior year.

(iii)	The amount of other licenses belongs to BrT Multimídia and relates to the license granted for use of radiofrequency blocks associated to the exploitation of multimedia communication services. The contracted amount was R$9,110, adjusted using the IGP-DI plus 1% per month. This obligation will be settled in three equal, consecutive annual installments, always in May.

The payment schedule is as follows:

Up to December 31:
2011	532,310
2012	342,795
2013	310,768
2014	312,098
2015	312,098
2016	312,098
2017	1,330
2018	1,330
2019	1,330

Total	2,126,157

23	TAX FINANCING PROGRAM

PAES – REFIS II

TML and its subsidiaries TMAR, Oi and iG Brasil joined the Tax Debt Refinancing Program (“PAES”) - Special Tax Installment Plan—also known as REFIS II—governed by Law 10684/2003, where they enrolled a substantial portion of their debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to February 28, 2003.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As prescribed by Article 7 of the Law, entities are required to make regular payment of PAES installments, and may be excluded from the plan if they fail to make payments on due date in three consecutive months or six alternating months, whichever occurs first.

The Federal Revenue Service (“RFB”) and the National Treasury Attorney General’s Office (“PGFN”) unduly included several TNL, TMAR and Oi debt in the PAES; as a result, the consolidated amount of the taxes in installment is higher than the amount enrolled by these companies.

Subsidiaries TMAR and Oi opted for challenging in court the differences noted by RFB. In the case of Oi, the tax installments have already been settled, and only TMAR’s debt challenged in courts remain unsettled.

With the enactment of a new tax installment plan, under Law 11941/2009, the balances of the taxes in installments of TNL and iG Brasil was transferred, as shown below, and only TMAR remains enrolled with PAES, for payment in 120 monthly installments.

Tax financing program created by Law 11941/09

TNL and several of its subsidiaries joined the New Financing Program of Federal Debt, governed by Law 11941/2009, where they included part of their debt to the National Treasury and the INSS due until November 30, 2008.

In accordance with the provision of Article 1, V, Par. 9 of Law 11941/09, the company must timely pay new installments and may be excluded from the plan the program if they have more than three installments outstanding, whether, consecutive or not, or an unpaid installment, if all the orthers were previously paid.

The term of the refinancing was negociated in 180 monthly installments. As provided for by the relevant Law and related regulatory administrative rules, the entities are required to pay the minimum monthly installment, as the final amount will only be set after the consolidation of debt by the Federal Revenue Service. The applications to the tax installment plan were filed from November 11 to November 30, 2009. With the enrollment, the judicial deposits related to the lawsuits transferred to the new plan will be converted, pursuant to the applicable law, into Federal Government revenue.

TNL and its subsidiaries BrT and iG Brasil elected to transfer the balances of the prior installment plans (REFIS and PAES) to the new installment plan. As required by Law 11941/2009, these companies reset the related debt to the amounts owed prior the former installment plans, and subsequently applied the reduction rates set forth by the new law.

As a result R$716,133, were enrolled in the new tax financing program, of which R$429,998, had already been accrued in previous tax installment plans (REFIS and PAES) and in line items ‘Taxes payable’ and ‘Provisions’.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Taxes in installments are broken down as follows:

	2010	2009	1/1/2009

PAES	219,380	406,910	647,421
Law 11941/09 tax financing program	726,922	716,133

	946,302	1,123,043	647,421

Current	68,471	175,510	143,380
Non-current	877,831	947,533	504,041

The amounts of PAES and the new tax installment plan created by Law 11941/2009, broken down into principal, fine and interest, are as follows:

				2010	2009	1/1/2009
	Principal	Fines	Interest	Total	Total	Total

COFINS	312,216	27,265	107,108	446,589	502,091	298,393
Income tax	92,007	9,078	40,311	141,396	207,626	52,480
IOF	58,377	6,027	25,661	90,065	97,241	111,327
CPMF	53,405	5,315	18,601	77,321	119,689	141,875
PIS	52,381	3,892	18,177	74,450	78,734	2,918
INSS - SAT	14,673	4,411	16,727	35,811	52,831	18,617
Social contribution	24,967	2,777	11,099	38,843	53,783	21,811
Other	19,300	2,620	19,907	41,827	11,048

	627,326	61,385	257,591	946,302	1,123,043	647,421

IOF = Tax on financial transactions; CPMF = Tax on Banking Transactions; INSS – SAT = Occupational Accident Insurance

In the period ended December 31, 2010, REFIS and New Tax Financing Program payments were settled, without any delays, totaled R$225,795 (R$143,692 in 2009) in accordance with CVM Instruction 346/2000, which prescribes that payment regularity is an essential condition for maintaining entitlement to the terms and conditions provided for by the installment plans.

PAES amounts are adjusted for inflation using the TJLP fluctuation, and those of the New Tax Financing Program are adjusted using the SELIC (Central Bank’s policy rate), thus R$84,709 (R$11,048 in 2009) were recognized as ‘Financial expenses’ for the year ended December 31, 2010 (see Note 8).

The payment schedule is as follows:

Up to December 31:
2011	68,471
2012	143,327
2013	90,373
2014	52,549
2015 to 2017	157,645
2018 to 2020	157,645
2021 to 2023	157,645
2024 and subsequent years	118,647

946,302

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

24	PROVISIONS

(a)	Summarized as follows:

		2010	2009	1/1/2009

	Tax (see (d) (1))

(i)	ICMS	621,889	818,111	377,092
(ii)	FUNTTEL	108,046	86,820	62,860
(iii)	Services Tax (ISS)	74,939	71,378	54,715
(iv)	Tax on net income (ILL)	55,447	50,606	45,860
(v)	INSS (joint responsability, fee, and indemnification)	16,055	13,546	30,101

(vii)	FISTEL			123,541
(vii)	Other claims	35,294	31,184	172,429

		911,670	1,071,645	866,598

	Labor (see (d) (2))

(i)	Overtime	612,714	385,389	210,430
(ii)	Salary differences and related effects	293,365	284,793	156,796
(iii)	Hazardous work conditions	206,440	202,065	67,063
(iv)	Indemnities	172,097	190,211	110,702
(v)	Contractual rescissions	110,648	97,268	41,263
(vii)	Additional post retirement benefits	94,002	84,538	38,938
(vii)	Joint liability	88,729	141,537	63,797
(vii)	Stability / reintegration	79,920	75,666
(ix)	Severance pay fund (FGTS)	39,089	49,010	17,645
(x)	Labor fines	26,183	72,051	98,664
(xi)	Lawyers/expert fees	11,828	50,551	49,542
(xii)	Employment relationship	6,516	20,993	16,417
(ix)	Othe claims	83,015	130,261	62,681

		1,824,546	1,784,333	933,938

	Civil (see (d) (3))

(i)	Corporate law	2,415,967	2,443,810
(ii)	ANATEL estimates	485,427	356,319	351,542
(iii)	ANATEL fines	340,853	356,371	81,052
(iv)	Small claims courts	181,980	164,406	77,157
(v)	Other claims	632,931	761,758	285,437

		4,057,158	4,082,664	795,188

		6,793,374	6,938,642	2,595,724

	Current	1,692,623	1,515,963	339,854
	Non-current	5,100,751	5,422,679	2,255,870

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Summary by type of contingency and risk

	2010
	Tax	Labor	Civil	Total

Provisions	911,670	1,824,546	4,057,158	6,793,374
Unaccrued contingent liabilities	15,304,601	2,546,580	1,371,801	19,222,982

	2009
	Tax	Labor	Civil	Total

Provisions	1,071,645	1,784,333	4,082,664	6,938,642
Unaccrued contingent liabilities	12,926,550	1,564,168	3,629,402	18,120,120

	1/1/2009
	Tax	Labor	Civil	Total

Provisions	866,598	933,938	795,188	2,595,724
Unaccrued contingent liabilities	8,547,876	394,877	2,705,027	11,647,780

(c)	Summary of changes in the balance of provisions

	Tax	Labor	Civil	Total

Balance at January 1, 2009	866,598	933,938	795,188	2,595,724

Acquisition of BrT control – Note 1 (a)	660,730	761,040	3,107,235	4,529,005
Additions, net of reversals	(116,284)	180,196	578,103	642,015
Write-offs due to payment/termination	(455,795)	(329,985)	(525,267)	(1,311,047)
Monetary correction (Note 8)	116,396	239,144	127,405	482,945

Balance at December 31, 2009	1,071,645	1,784,333	4,082,664	6,938,642

Additions, net of reversals (i)	(26,308)	216,330	666,507	856,529
Write-offs due to payment/termination	(246,230)	(361,248)	(811,960)	(1,419,438)
Monetary correction (Note 8)	112,563	185,131	119,947	417,641

Balance at December 31, 2010	911,670	1,824,546	4,057,158	6,793,374

(i)	The total additions, less reversals, amounting to R$856,529 (R$642,015 in 2009), consist of the expenses on the provisions, amounting to R$843,539 (R$622,327 in 2009) (see Note 7), and by the amounts accrued related to the challenge of Telecommunications Technology Development Fund (FUNTTEL) collection, recognized in this tax expense account, totaling R$12,990 (R$19,688 in 2009).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Accrued contingent liabilities

(1)	Tax:

(i)	ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations

The change in the balance of state tax contingencies (ICMS debt), by comparing 2010 with 2009, was due to: (i) an unappealable favorable administrative court decision, in the State of Mato Grosso, on an administrative proceeding challenging the claim of ICMS credits on the purchase of electricity; and (ii) payment, under a tax penalty waiver, of ICMS debt on services billed and other issues in the State of Rio Grande do Sul, which resulted in the reversal of R$303,700 from the provision recognized for such debt.

(ii)	FUNTTEL - This provision refers to the change in the Universal Telecom Service Fund (“FUST”) fee calculation methodology, under ANATEL Abstract 7 (which no longer allows the deduction of Industrial Exploitation of Dedicated Lines (“EILD”) and interconnection charges from the calculation basis, applied retrospectively).

(iii)	ISS - TMAR and BrT have provisions for tax assessments challenged because of the levy of ISS in several services, such as, leased, value added, and technical and administrative equipment.

(iv)	ILL - TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is case law on the matter, a provision is maintained as there is no final decision of the criteria for the adjustments of these credits.

(v)	INSS - Provision related substantially to probable losses on lawsuits discussing joint liability and indemnities.

(vi)	FISTEL - Telecommunications Inspection Fee – Amazônia (Oi subsidiary) filed for a lawsuit, seeking an injunction, challenging the liability for the payment of inspection fees on mobile stations which it does not own, and started to accrue and make judicial deposits for the amounts related to the TFF (operation inspection fee) and the TFI (installation inspection fee). In May 2009, the lawsuit was withdrawn and, as a result, the amounts deposited were transferred to the Federal Government and the related provision was reversed.

(vii)	Other claims - Refer substantially to provisions to cover Real Estate Tax (IPTU) assessments, amounting to R$10,462 (R$10,462 at December 31, 2010 and R$10,462 at January 1, 2009) and several tax assessments related to income tax and social contribution collection, amounting to R$1,562 (R$1,173 at December 31, 2010 and R$9,447 at January 1, 2009).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(2)	Labor:

(i)	Overtime - Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

(ii)	Salary differences and related effects - Substantially represents amounts arising from salary equalization/reclassification differences, claimed by employees who allegedly receive a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

(iii)	Hazardous work conditions - Reflect, substantially, the expected unfavorable outcome in lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

(iv)	Indemnities - Refer to reimbursement of or compensation claims for damages suffered while employed by the company, for several reasons, such as: occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

(v)	Contractual rescisions - Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, etc., and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

(vi)	Additional post retirement benefits - Claims related to differences allegedly due in the pension benefit of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

(vii)	Joint liability - Lawsuits filed by former employees of outsourced companies claiming joint liability of the service receiver for amounts due and not paid by outsourced companies, usually as a result of the discontinuation of such companies’ activities.

(viii)	Stability / reintregration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(ix)	Severance pay fund (FGTS) - Lawsuits related to differences owed on the deposits in the claimant’s FGTS, and also differences arising from understated inflation used to adjust FGTS balances due to losses generated by government economic plans in the 80’s and 90’s, and the resulting difference in the payment of the fine equivalent to 40% of the FGTS balance, charged in case of dismissal without cause.

(x)	Labor fines - Amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements.

(xi)	Lawyers/expert fees - Installments paid to the plaintiffs’ lawyers and appointed court experts, when expert evidence in necessary during the fact-finding stage.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(xii)	Employment relationship - Lawsuits filed by former employees of outsourced companies claiming the recognition of an employment relationship with the Company or its subsidiaries alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination.

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

(3)	Civil:

(i)	Corporate - Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1,361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved at the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT, a company merged by BrT, challenge the way shares were granted to subscribers based on said financial participation agreements.

BrT used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In the first half of 2009, however, decisions issued by appellate courts led BrT to revisit the amount accrued and the risk classification of the relevant lawsuits. BrT, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, BrT’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision related to the financial interest agreements. The revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. BrT currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Brasil Telecom S.A. to the benefit of the shareholders of the former Companhia Riograndense de Telecomunicações - CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s monthly trial balance on the date it was paid-in, (ii) after the number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (PCI/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, the Company believes that its estimate would not be materially impacted as at December 31, 2010, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of BrT shares.

(ii)	ANATEL estimates - Refer to alleged noncompliance with General Plan for Universal Access Targets (“PGMU”) and Plan of General Quality Targetes (“PGMQ”) obligations.

(iii)	ANATEL fines - These largely refer to provisions for fines arising from failures to meet quality targets under the terms of the Inspection Procedures of Noncompliance with Obligations (“PADOs”) of the PGMQ and the Quality Indicators Regulation (“RIQ”).

(iv)	Small claims courts - claims filed by customers for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(v)	Other claims - Refer to several ongoing lawsuits regarding contract terminations, consumer agencies demanding the re-opening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly regarding the breach of contracts.

(e)	Unaccrued contingent liabilities

The Company and its subsidiaries are party to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of management, based on their legal counsel’s assessment, and for which no provision has been recognized.

These main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company’s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Tax

ICMS - Tax assessments amounting approximately to R$4,645,477 (R$4,121,978 at December 31, 2009 and R$2,313,719 at January 1, 2009). These tax assessments included two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

City taxes - Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wake-up call services, and other communication services. The total amount involved is approximately R$3,047,052 (R$1,992,252 at December 31, 2009 and R$1,369,427 at January 1, 2009), which are not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

INSS - Lawsuits amounting approximately to R$1,442,202 (R$1,358,985 at December 31, 2009 and R$945,271 at January 1, 2009), mainly related to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution. These include a lawsuit filed by TMAR challenging the levy of social security contribution—July 2005 Tax Debt Assessment Notices (“NFLDs”)—on profit sharing, paid pursuant to Law 10101 and Article 7 of the 1988 Federal Constitution, as such amounts should not be included in the contribution’s tax base. The amount related to this assessment is R$393,332 (R$358,924 at December 31, 2009 and R$325,035 at January 1, 2009).

Federal taxes - Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting approximately to R$3,980,752 (R$3,452,795 at December 31, 2009 and R$2,106,546 at January 1, 2009). The Company’s management, based on the opinion of its legal counsel, considers that the likelihood of a favorable outcome in these lawsuits is possible and, therefore, no provision was recognized for potential losses.

We list below of other assessements made by federal authorities:

(i)	IRPJ, CSLL, PIS and COFINS - Goodwill amortization - July 2005 tax assessment - Challenge of R$2,229,872 (R$2,033,758 at December 31, 2009 and R$1,842,683 at January 1, 2009), substantially related to the corporate transaction undertaken by the Company in 1998 that resulted in the recognition of goodwill arising on the Telebrás System privatization auction. The amortization of goodwill and its deduction for tax purposes are provided for by Law 9532/1997, as Article 7 thereof authorizes the computation of the goodwill amortization charge in the taxable income of an entity resulting from a takeover, spin-off, or merger transaction when one of the combined businesses holds investments in the other business, acquired at goodwill based on the investee’s expected future earnings. There is, therefore, an express, effective federal statutory provision for the utilization of goodwill paid on the acquisition of investments. This is a usual market transaction that even observes the provisions of CVM Instruction 319/1999. The Company has legal opinions from four renowned tax law firms that confirm the legality of the procedures adopted in this transaction.

The Company obtained a partially favorable decision in the lower court, which reduced the tax assessment to R$579,075 (R$528,418 at December 31, 2009 and R$478,526 at January 1, 2009) and, after filing an appeal, awaits the decision of the administrative court of tax appeals, maintaining R$1,650,797 as possible loss.

(ii)

PIS and COFINS – Undue disallowances - On June 30, 2006, TMAR received a tax assessment from the SRF amounting to R$919,544 (R$838,520 at December 31, 2009 and R$759,877 at January 1, 2009), related to several disallowances of deductions from the PIS and COFINS taxable bases because tax auditors did not consider the information contained in the amended Declaration of Federal Tax Debits and Credits (DCTF) to calculate the amounts due, and inaccuracies in the comparative schedules (PIS and COFINS calculated vs. DCTF) prepared by tax auditors. TMAR gathered the documentation supporting its own

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

correct calculations and payments and, based on the opinion of its legal counsel, considers that the likelihood of an unfavorable outcome is possible.

While a partially favorable decision was obtained in the lower court, which is still provisional and decreases the tax assessment by approximately R$522,767 (R$476,704 at December 31, 2009 and R$431,995 at January 1, 2009), TMAR filed an appeal against the unfavorable portion of the decision. As the decrease is based on the verification of the errors made, TMAR’s legal counsel believes that a favorable outcome regarding the remaining portion of R$396,777 is possible.

(iii)	Fine - IRRF on Intercompany loan - Tax assessment of December 2007 - Tax authorities fined TMAR R$230,816, historic amount (R$214,790 at December 31, 2009 and R$194,645 at January 1, 2009) for not having withholding income tax due (calendar 2002 and 2003) on the income arising from loan agreements entered into with parent TNL.

The Company obtained a partially favorable decision in the lower court, which reduced the tax assessment to R$89,272 (R$81,406 at December 31, 2009 and R$73,771 at January 1, 2009) and, after filing an appeal, awaits the decision of the administrative court of tax appeals, maintaining R$141,544 as possible loss. TMAR’s legal counsel believes there are strong arguments for the defense of its interest, since in addition to part of the amounts having already lapsed and the risk of loss is remote, the withholding was waived by Article 77, II, of Law 8981/1995, which was revoked only by Law 10833/2003.

Labor:

Refers to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, which total approximately R$2,546,580 (R$1,564,168 at December 31, 2009 and R$394,877 at January 1, 2009).

Civil:

Refers to lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, notifications from Anatel and bidding processes. These lawsuits total approximately R$1,371,801 (R$3,629,402 as at December 31, 2009 and R$2,705,027 at January 1, 2009).

This total is based exclusively on the amounts claimed by the plaintiffs (which are typically higher than the actual claim case), and to date there has been no final court decision.

The challenges described above also include certain ongoing litigation with committed subscribers and assignees of committed subscribers of fixed telephony in Region I, who alleged non-full compliance with certain financial participation agreements prior to the privatization (in which these subscribers allege having right to TMAR shares). These lawsuits currently involve approximately 45,000 agreements and the Company did not recognize any provision since its legal counsel assesses the risk of loss as possible. As the lawsuits related to these agreements are at the fact-finding stage it is not practicable to measure possible disbursements in such lawsuits. Accordingly,

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

based on IAS 37 Provisions, Contingent Assets and Contingent Liabilities, the Company does not have an estimate of the amounts involved to be disclosed in is financial statements.

In September 2004, the Federal Public Prosecution Office and the Rio de Janeiro State Public Prosecution Office filed a civil suit against TNL, TMAR, Oi and the Federal Government requesting the annulment of the transfer of the Oi share control to TMAR, and the payment of compensation for pain and suffering and material damages allegedly inflicted to the noncontrolling shareholders and the financial market. TNL and TMAR filed their defense arguments and await the lower court decision. The sale of Oi share control to TMAR is also challenged in an administrative proceeding filed by the CVM to determine whether there were any irregularities in the transaction. We deemed the risk of loss of those two claims as possible. There are two other lawsuits filed by two noncontrolling shareholders, whose claims were judged unfounded in October 2010 by the lower court. Accordingly, our legal counsel reassessed the possibility of loss from possible to remote.

In July 2009, a class civil action was filed against TMAR by the Federal Government, the Federal Public Prosecution Office, the Federal District and Territories Public Prosecution Office, customer protection bodies and several State Consumer Protection Agencies (PROCONs) seeking compensation for alleged collective pain and suffering caused by noncompliance of the rules to establish general Customer Service (“SAC”) standards. TMAR filed its defense arguments on September 16, 2009, and waits the lower court decision.

The Company is subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims

(f)	Contingent assets

Below are the tax lawsuits filed by BrT to claim refund of taxes paid.

PIS/COFINS - Tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax base. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the Federal Supreme Court (STF) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax base introduced by the Law unconstitutional. Part of the lawsuits filed by TMAR and the STFC concessionaires from Region II of the Concession Plan, merged by BrT in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax base. BrT awaits the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable. The amount attributed to these lawsuits, representing consolidated unrecognized contingent assets, was R$20,271 (R$19,015 at December 31, 2009 and R$18,843 at January 1, 2009).

(g)	Guarantees

The Company and its subsidiaries have bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits,

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

contractual obligations, and biddings with the ANATEL. The total amount of contracted guarantees, effective at December 31, 2010, corresponds to R$6,555,789 (R$6,421,660 at December 31, 2009). The commission charges on these contracts are based on market rates.

25	OTHER PAYABLES

	2010	2009	1/1/2009

Advances from customers	323,789	295,411	2,130
Unearned revenues (i)	660,326	633,806	475,829
Asset retirement obligation	201,796	116,385	85,248
Payable - reverse stock split	220,086	220,240	184,838
Underwritten amounts	163,497	60,822	18,141
Other	118,225	140,354	119,592

Total	1,687,719	1,467,018	885,778

Current	1,108,445	1,053,813	719,121
Non-current	579,274	413,205	166,657

(i)	Prepaid services are carried as unearned revenues and recognized in revenue as they the services are used by the customers.

26	SHAREHOLDERS’ EQUITY

(a)	Capital

The subscribed and paid-in capital of the Company is R$5,448,731 (R$5,448,731 at December 31, 2009 and January 1, 2009), represented by the following shares, without par value:

	Number of shares (in thousands)
	2010	2009	1/1/2009
Total capital in shares
Common shares	130,612	130,612	130,612
Preferred shares	261,223	261,223	261,223

Total	391,835	391,835	391,835

Treasury shares
Common shares	(3,021)	(3,036)	(3,071)
Preferred shares	(6,167)	(6,276)	(6,475)

Total	(9,188)	(9,312)	(9,546)

Outstanding shares
Common shares	127,591	127,576	127,541
Preferred shares	255,056	254,947	254,748

Total outstanding shares	382,647	382,523	382,289

Book value per outstanding share (R$)	29.22	29.50	24.15

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the cap of 700 million common or preferred shares, without the obligation to preserve the proportion between these two types of shares, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

Within the authorized capital limit, the Board of Directors may decide on the grant of stock options and cancel the preemptive right on the issuance of shares, or convertible debentures or founder shares.

Nonvoting preferred shares have priority in capital reimbursement without premium and in dividend payment, and are entitled to receive fixed, noncumulative dividends equivalent to the greater of 6% per year, proportionally to the interest in capital or 3% of the book value of the share.

(b)	Treasury shares

TNL’s last stock repurchase plan was terminated in 2005.

In the course of 2010, as a result of the exercise of Stock Option Plan options, treasury shares were transferred to the plan’s beneficiaries. The balance of treasury shares, amounting to R$432 (R$977 at December 31, 2009) in common shares, amounting to R$4,749 (R$8,746 at December 31, 2009), and preferred shares, was derecognized.

The balance of treasury shares at December 31, 2010 was 9,188,000 shares (9,312,000 shares at December 31, 2009), consisting of 3,021,000 common shares (3,036,000 at December 31, 2009) and 6,167,000 preferred shares (6,276,000 at December 31, 2009).

The position of treasury shares is as follows:

	Common shares	Amount(1)	Preferred shares	Amount(1)
Balance at December 31, 2009	3,036	85,816	6,276	273,004
Shares sold	(15)	(432)	(109)	(4,749)
Balance at December 31, 2010	3,021	85,384	6,167	268,255

(1)	Equivalent to the cost of shares sold

Historical cost in purchase of treasury shares (R$ per share)	2010	2009
Weighted average	43.50	43.50
Minimum	34.89	34.89
Maximum	45.28	45.28

Unit cost considers all stock repurchase programs.

Fair value of treasury shares

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of treasury shares at the end of the reporting period was as follows:

	2010		2009		1/1/2009
	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares	Common shares
Number of treasury shares	6,166.5	3,020.8	6,275.7	3,036.2	6,475.6	3,071.7
Quotation per share on BOVESPA (R$)	24.29	32.30	37.10	44.7	32.21	38.70
Fair value	149,785	97,572	232,828	135,718	208,579	118,875

The table below shows the deduction of the amount of treasury shares from the reserve used in the repurchase:

	2010	2009	1/1/2009

Investment reserves carrying balance	6,358,817	6,553,922	4,296,029
Treasury shares	(353,640)	(358,820)	(368,543)

Balance, net of treasury shares	6,005,177	6,195,102	3,927,486

(c)	Capital reserves

Share subscription premiun

In the year ended December 31, 2010, more stock options were exercised, resulting in the recording of R$280 in the related reserve due to the gain recognized on the transfer of the common shares to plan beneficiaries. 15,000 common shares were transferred at the average price of R$28.26 and the cost written off from line item ‘Treasury shares’ was R$432.

Investment grants

The balance refers mainly to tax incentive investments - FINOR.

Stock option

Corresponds to the fair value of the options on the common and preferred stock of TNL, granted to the beneficiaries of the Stock Option Plan, allocated on a straight-line basis over the vesting period.

At December 31, 2010, the amount of R$11,838 was recognized in this reserve. The information on the Stock Option Plan, the assumptions used to determine the fair value of the options, and the amounts recorded in the Company’s net income for the year are detailed in Note 27 (c).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Income reserves

Under Article 193 of Brazilian Corporate Law, the balance of the income reserves, except contingencies, tax incentives, and unrealized income cannot exceed total capital. As at December 31, 2010, the balance of the income reserves exceeds the Company’s capital and, therefore, shareholders will decide in the next shareholders’ meeting if the excess amount will be used to pay in capital or distributed as dividends.

Legal reserve

Under Article 193 of Brazilian Corporate Law, the Company must allocate 5% of its net income for the year to a legal reserve, up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceed 30% of capital. The legal reserve can be used for capital increase purposes or for absorbing losses, but cannot be distributed as dividends.

Investment reserve

The Company has an income reserve consisting of funds to be used in direct investments or investments made by granting credit facilities to its subsidiaries so that they execute their capital budgets. Investments have mostly been made in the expansion of the fixed and mobile telephony plants.

In the year ended December 31, 2010, more stock options were exercised, resulting in a R$2,557 reduction of the investment reserve due to the loss recognized on the transfer of the preferred shares to plan beneficiaries. 109,000 preferred shares were transferred at the average price of R$20.70 and the cost written off from line item ‘Treasury shares’ was R$4,749.

(e)	Valuation adjustments to equity

The Company recognizes in this line item the offseting entries of adjustments to the fair values of certain assets and certain liabilities. In 2009 the following was recognized in this line item: (i) goodwill arising on acquisitions of shares from noncontrolling shareholders of BrT Part and BrT during the takeover bids held on June 23, 2009, totaling R$1,656,574; (ii) the difference between the fair values of shares involved in the share exchange of BrT Part shares by BrT noncontrolling shareholders as part of the corporate restructuring undertaken on September 30, 2009, amounting to R$178,227; and (iii) the additional tax benefit on goodwill arising on the June 23, 2009 takeover bids (under the former BR GAAP) and which was realized through the downstream mergers part of the corporate restructuring undertaken on September 30, 2009, amounting to R$395,521, as described in Note 1(a).

(f)	Other comprehensive income

The Company recognizes in this line item revenue, expenses, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statement. The Company did not record other comprehensive income for the year ended December 31, 2010. In the year ended December 31, 2009, the Company transferred from other comprehensive income to net income for the year the accumulated losses on available-for-sale financial assets in view of the acquisition of BrT control described in Note 1(a).

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(g)	Shareholder rights, dividends and interest on capital

Dividends are calculated pursuant to the Company’s bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

At the Annual Shareholders’ Meeting held on April 16, 2010, the shareholders approved the distribution of extraordinary dividends to Company shareholders on April 16, 2010, in the gross amount of R$1,199,978, equivalent to R$3.1369 per share, both for common shares and preferred shares, charged to the investment reserve recorded in ‘Income reserves’. The extraordinary dividends started to be paid on May 25, 2010.

As at December 31, 2010, the Company recorded net income for the year of R$1,427,714. The Company’s management proposed the following allocation of net income for the year, subject to the approval of the Annual Shareholders’ Meeting: (i) recognition of the legal reserve in the amount of R$71,386, (ii) recognition of the investment reserve in the amount of R$1,017,246; and (iii) distribution of R$339,082 as mandatory minimum dividends.

Retained earnings arising from the restatement of 2009 due to the adoption of IFRSs, amounting to R$3,911,106, will be allocated to the recognition of the 2009 investment reserve. Accordingly, taking into consideration that the Company recorded a loss of R$489,058 in 2009 under the former BR GAAP, the final allocation for 2009 was the recognition of an investment reserve in the amount of R$3,448,748.

Mandatory minimum dividends for 2010 were calculated as follows:

	2010	2009 (former BR GAAP)

Net income (loss) for the year	1,427,714	(489,058)
Legal reserve - 5%	(71,386)

Adjusted net income (loss)	1,356,328

Mandatory minimum dividends - 25%	339,082

Number of outstanding common shares (in thousands)	127,591
Number of outstanding preferred shares (in thousands)	255,056

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statutory minimum dividends of preferred shares for 2010 were calculated as follows:

Subscribed capital	5,448,731

Total number of outstanding shares (*)	382,647
Total outstanding preferred shares (*)	255,056

Calculation base	3,631,895

Percentage of statutory minimum dividends	6%

Statutory minimum dividends	217,914

(*) in thousands of shares

11,518,218
Equity
382,647
Total number of outstanding shares (*)	255,056
Total outstanding preferred shares (*)
7,677,560
Calculation base
3%
Percentage of statutory minimum dividends

Statutory minimum dividends	230,327

(*) in thousands of shares

Dividend schedule for 2010:

	Common shares	Preferred shares	Total

Extraordinary dividends	400,192	799,786	1,199,978
Mandatory minimum dividends (at December 31, 2010)	108,755	230,327	339,082

	508,947	1,030,113	1,539,060

Number of outstanding shares (in thousands)	127,591	255,056	382,647

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Price per share/in reais (R$)
	Common shares	Preferred shares

Extraordinary dividends	3.136900	3.136900

Proposed dividends at December 31, 2010	0.852374	0.903041

At the Annual Shareholders’ Meeting held on April 16, 2010, the shareholders approved the distribution of extraordinary dividends to Company shareholders on April 16, 2010, in the gross amount of R$1,199,978, equivalent to R$3.1369 per share, both for common shares and preferred shares, charged to the investment reserve recorded in ‘Income reserves’. The extraordinary dividends started to be paid on May 25, 2010.

Dividends and interest on capital payable by the Company are stated in current liabilities and are broken down as follows:

Proposal base year	2010	2009	1/1/2009

2010	339,082
2009	38,746
2008	111,947	107,883	275,835
2007	18,993	19,880	26,063
2006		8,871	8,933
2005			20,765

	508,768	136,634	331,596

(h)	Basic and diluted earnings per share

The Company’s bylaws award different rights to common and preferred shareholders with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings per share were calculated based on net income for the year available to common and preferred shareholders.

Basic

Basic earnings per share are calculated by dividing net income attributable to controlling shareholders, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. The

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Company has potentially dilutive securities arising from the stock options, described in note 27, which were considered in the calculation of the diluted earnings per share.

The table below shows the calculations of basic and diluted earnings per share:

	2010	2009
Net income attributable to controlling shareholders	1,427,714	4,273,752

Net income allocated to common shares - basic and diluted	476,103	1,425,652
Net income allocated to preferred shares - basic and diluted	951,611	2,848,100

Weighted average number of outstanding shares
Common shares – basic	127,584,490	127,564,056
Additional shares related to stock options plan	3,882,000	3,817,000
Common shares – diluted	131,466,490	131,381,056
Preferred shares – basic	255,009,465	254,841,338
Additional shares related to stock options plan	2,074,000	1,996,000
Preferred shares – diluted	257,083,465	256,837,338

Earnings per share
Common shares – basic	3.73	11.18
Common shares – diluted	3.67	11.01
Preferred shares – basic	3.73	11.18
Preferred shares – diluted	3.67	11.01

27	EMPLOYEE BENEFITS

(a)	Pension Funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at December 31, 2010.

Pension plan	Sponsors	Manager

PBS-A	TNL, TMAR, and BrT	Sistel
PAMA	TNL, TMAR, and BrT	Sistel
PBS-Telemar	TNL and TMAR	FATL
TelemarPrev	TNL, TMAR, BrT, Oi, and Oi Internet	FATL
PBS-TNCP	Oi	Sistel
CELPREV	Oi	Sistel
TCSPREV	BrT, BrT Celular, VANT, BrT Multimídia, BrT CS, iG, and BrTI	FATL
BrTPREV	BrT, BrT Celular, BrT Multimídia, BrT CS, iG, and BrTI	FATL
Fundador / Alternativo	BrT, BrT Celular, BrT Multimídia, BrT CS, iG, and BrTI	FATL
PAMEC	BrT	BrT

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social (pension plan)

Telemar Participações S.A., the Company’s parent, is one of the sponsors the TelemarPrev benefit plan.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

On January 1, 2010, the pension plans that until then were administrated by Fundação 14 de Previdência Privada and Fundação BrTPREV were transferred to the administration of FATL.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2010, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda.

The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan. PREVIC is the official agency that approves and oversees these plans.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Pension fund reserves

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below (we do not present the 2008 amounts since BrT, the plans’ sponsor, was only acquired in 2009):

	2010	2009
BrTPREV and Fundador/Alternativo plans	650,305	677,006
PAMEC Plan	3,001	2,707

Total	653,306	679,713

Current	77,941	104,533
Non-current	575,365	575,180

Assets recorded to be offset against future employer contributions

Assets recognized from the TCSPREV Plan related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2010	2009

TCSPREV Plan	92,619	136,277

Total	92,619	136,277

Non-current	92,619	136,277

Features of the sponsored supplementary pension plans

1)	Sistel

Sistel is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of SISTEL.

Plans

(i)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2009, date of the last actuarial valuation, the plan presented a surplus.

(ii)	PAMA

Defined benefit retiree medical care plan and Special Coverage Plan (“PCE”), sponsored together with other sponsors engaged in the provision of telecommunications services and intended for participants who held the status of beneficiaries on December 31, 2000, the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 by TCSPREV (plan currently managed by FATL), and the beneficiaries of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations.

According to a legal and actuarial valuation, the Sponsor’s liability is exclusively limited to future contributions. From March to July 2004, December 2005 to April 2006, and June to November 2008, there was an incentive for the optional migration of PAMA retirees and survivor pensioners to the new coverage conditions (PCE). The option of participants for the migration resulted in their contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants linked to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of BrT, the PBS-

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

TCS was merged into the TCSPREV plan on December 31, 2001, and began to form an internal group of the plan. Due to the utilization of PAMA funds, the participants share a portion of its individual costs used in the plan. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the employer dues of 1.5% previously mentioned.

(iii)	PBS-TNCP

Defined benefit plan, which, in addition to the official pension supplementation benefit, grants medical care (PAMA) to retirees and their dependents, on shared-cost basis. Contributions to the PBS-TNCP and PAMA plans are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil. Funding is determined using the capitalization system and the contribution due by the sponsor is 13.5% of the payroll of its employees participating in the plan, of which 12% are used to fund the PBS-TNCP plan.

The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation up to the retirement date, and the retirement benefit paid by the INSS.

PBS-TNCP has been closed to new participants since April 2004.

(iv)	CELPREV

In 2004, Amazônia (merged by Oi in March 2009) obtained from PREVIC the approval to create a new Pension Plan. The new plan, called Celprev Amazônia (“CELPREV”), was offered to the employees who did not participate of the PBS-TNCP plan, and to new employees hired by its subsidiary. The participants of the PBS-TNCP plan were offered the possibility and encouraged to migrate to the CELPREV plan.

A participant can make three types of contributions to CELPREV: (i) basic regular contribution: percentage ranging from 0 to 2 percent of his/her contribution salary; (ii) additional regular contribution: percentage from 0 to 6 percent of the share of his/her contribution salary that exceeds one Standard Reference Unit of the Plan; and (iii) voluntary contribution: percentage of the contribution salary freely chosen by the participant.

The sponsor can make four types of contributions: (i) basic regular contribution: contribution equal to the participant’s basic regular contribution, less the contributions made to fund sick pay and administrative expenses; (ii) additional regular contribution: equal to the participant’s additional regular contribution, less administrative expense; (iii) nonrecurring contribution: made voluntarily and with the frequency set by the sponsor; and (iv) special contribution: contribution intended exclusively for the sponsor’s employees who are not part of the PBS and who have joined the plan within 90 days from the effective date of CELPREV.

2)	FATL

FATL, closed, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

The PBS-Telemar and TelemarPrev plans were implemented in September 2000 and are still being administrated by SISTEL. As permitted by Article 33 of Supplementary Law 109 of May 29, 2001, SISTEL’s Governing Board filed in October 2004 a request for transfer of administration of the PBS-Telemar and TelemarPrev Plans to FATL. FATL was established by TMAR, and PREVIC authorized its startup on January 12, 2005. The transfer of the administration of the PBS-Telemar and TelemarPrev plans SISTEL to FATL was completed on February 28, 2005.

Plans

(i)	PBS-Telemar

This defined benefit plan is closed to new participants since the creation of TelemarPrev, in September 2000, and approximately 96% of its former participants migrated to TelemarPrev.

The contributions from active participants of the PBS-Telemar plan correspond to the sum of: (i) 0.5 to 1.5 percent of the contribution salary (according to the participant’s age); (ii) 1% of contribution salary that exceeds half of one Standard Unit; and (iii) 11% of the contribution salary that exceeds one Standard Unit. The sponsors’ contributions are equivalent to 9.5% of the payroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this latter in the case of participants that migrated to the new plan. The plan is funded under the capitalization approach.

(ii)	TelemarPrev

Defined contribution plan that started to be sponsored by BrT in 2010.

The benefits ensured to participants under the plan are classified into: (i) risk benefits - supplements to official retirement benefits; and (ii) discretionary benefits - annuities.

A participant’s regular contribution is comprised of two portions: (i) basic - equivalent to 2% of the contribution salary; and (ii) standard - equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the contribution salary, for a period of not less than six months

Nonrecurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap.

The plan’s charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.

(iii)	TCSPREV

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Defined contribution and settled benefits plan established on February 28, 2000. On December 31, 2001, all sponsored pension plans were merged with and into SISTEL, and the PREVIC exceptionally and provisionally approved the document submitted to that Authority, in view of the need for adjustments to regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Administration Agreement, and the Atypical Contractual Relationship Term Sheet, where the terms and conditions set forth in the original plans were maintained.

On September 18, 2008, PREVIC/MPS Administrative Rule 2521/2008, which approves the new charter of the plan, was published in the Federal Official Gazette (DOU), confirming all the terms and conditions exceptionally and provisionally approved on December 31, 2001. The new charter also includes the amendments necessary to meet the current requirements of the supplementary pension plan law.

Beginning March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group.

Contributions to this plan, by group of participants, are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization approach to determine funding. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, length of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the administration of the TCSPREV benefit plan to FATL.

(iv)	PAMEC-BrT – Welfare plan managed by BrT

Defined benefit plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV pension plan administered by FATL.

The contributions for PAMEC-BrT were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

(v)	BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to benefits granted by the official social security system and which

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

initially covered only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended and it is closed to new participants.

Contributions to this plan are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

(vi)	Fundador/Alternativo

Defined benefit plans intended to grant pension benefits supplementary to the benefits of the official social security system, which is closed to new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to PREVIC Administrative Rule 2627 of November 25, 2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed to Fundador/Alternativo plan.

The regular contribution made by the sponsor is matched by the regular contribution of the participant, whose rates vary according to age, length of service and salary. For participants linked to the rules of the former Alternativo-BrT Plan, contributions are limited to three times the INSS benefit cap and the participant also pays an entry fee, depending on the age at which he/she joins the plan.

Actuarial Deficit of the Plans

The unamortized mathematical reserve, corresponding to the current value of the supplementary Company contribution, as a result of the actuarial deficit of the plans administrated by BrTPREV, have a settlement deadline of 20 years, beginning January 2002, according to PREVIC Circular 66/PREVIC/GAB/COA, of January 25, 2002. Eleven years remain to reach the deadline for full settlement.

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the administration of Fundação BrTPREV plans to FATL.

Contributions to the Fundador/Alternativo plan are suspended under a court order.

Situation of the sponsored plans, revalued at the end of the reporting period (FATL)

The table below shows the data of the sponsored defined benefit pension plans

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of assets and liabilities:

	2010
	TelemarPrev	PBS-Telemar	BrTPREV, Alternativo, and Fundador	TCSPREV

Actuarial obligations with vested benefits	1,890,956	200,094	1,698,979	353,990
Actuarial obligations with unvested benefits	414,028	7,780	45,345	66,693

(=) Total present value of actuarial obligations	2,304,984	207,874	1,744,324	420,683
Fair value of plan assets	(2,931,733)	(272,648)	(1,104,844)	(1,242,078)

(=) Net actuarial liability/(asset)	(626,749)	(64,774)	639,480	(821,395)
Unrecognized actuarial gains			10,825	11,362

Effect of cap of IAS 19, paragraph 58(b)	626,749	64,774		717,414

(=) Net actuarial liability/(asset) recognized (i)			650,305	(92,619)

	2009
	TelemarPrev	PBS-Telemar	BrTPREV, Alternativo, and Fundador	TCSPREV

Actuarial obligations with vested benefits	1,547,053	188,168	1,520,800	313,600

Actuarial obligations with unvested benefits	459,705		74,332	80,773

(=) Total present value of actuarial obligations	2,006,758	188,168	1,595,132	394,373
Fair value of plan assets	(2,674,406)	(253,488)	(937,590)	(1,112,181)

(=) Net actuarial liability/(asset)	(667,648)	(65,320)	657,542	(717,808)
Unrecognized actuarial gains			19,464	12,484

Effect of cap of IAS 19, paragraph 58(b)	667,648	65,320		569,047

(=) Net actuarial liability/(asset) recognized (i)			677,006	(136,277)

	1/1/2009
	TelemarPrev	PBS-Telemar
Actuarial obligations with vested benefits	1,309,566	171,879
Actuarial obligations with unvested benefits	516,560

(=) Total present value of actuarial obligations	1,826,126	171,879
Fair value of plan assets	(2,342,647)	(239,577)

(=) Net actuarial liability/(asset)	(516,521)	(67,698)
Unrecognized actuarial gains
Effect of cap of IAS 19, paragraph 58(b)	516,521	67,698

(=) Net actuarial liability/(asset) recognized (i)

(i)	The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$92,619 (R$136,277 at December 31, 2009), does not exceed the present value of future contributions.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in net actuarial liability/(asset):

	2010
	TelemarPrev	PBS-Telemar	BrTPREV, Alternativo, and Fundador	TCS PREV

Present value of actuarial obligation at beginning of year	2,006,758	188,168	1,595,132	394,373
Interest cost	221,357	20,580	173,808	42,047
Cost of current service	10,041	138	4,486	1,973
Benefits paid, net	(143,688)	(15,781)	(135,297)	(26,849)
Participants’ contributions made in the year		64	23
Actuarial (gain) or loss on actuarial obligation	210,516	14,705	106,172	9,139

Present value of actuarial obligation at end of year	2,304,984	207,874	1,744,324	420,683

Fair value of assets at beginning of year	2,674,406	253,488	937,590	1,112,181
Returns on plan assets	285,988	26,948	106,457	131,221
Actuarial gains/(losses)	115,027	7,859	97,532	25,506
Usual contributions received by the plan		134	23	19
Sponsor		69		19
Participants		65	23
Amortizing contributions received from sponsor			98,539
Payment of benefits	(143,688)	(15,781)	(135,297)	(26,849)

Fair value of plan assets at end of year	2,931,733	272,648	1,104,844	1,242,078
(=) Net actuarial liability/(asset)	(626,749)	(64,774)	639,480	821,395
Unrecognized actuarial gains			10,825	11,362
Effect of cap of IAS 19, paragraph 58(b)	626,749	64,774		717,414
Amount not recognized due to the defined benefit cap

(=) Net actuarial liability/(asset) recognized			650,305	(92,619)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2009
	TelemarPrev	PBS- Telemar	BrTPREV, Alternativo, and Fundador	TCS PREV

Present value of actuarial obligation at beginning of year	1,826,126	171,879	1,609,079	412,193
Interest cost	208,604	19,765	166,307	43,024
Cost of current service	13,754	108	4,020	2,428
Benefits paid, net	(133,336)	(15,486)	(127,637)	(26,039)
Participants’ contributions made in the year	3	94	86

Actuarial (gain) or loss on actuarial obligation	91,607	11,808	(56,723)	(37,233)

Present value of actuarial obligation at end of year	2,006,758	188,168	1,595,132	394,373

Fair value of assets at beginning of year	2,342,647	239,577	855,792	822,778
Returns on plan assets	246,172	27,309	105,686	104,025
Actuarial gains/(losses)	218,920	1,902	(37,258)	210,734
Usual contributions received by the plan	3	186	1,149	1,066
Sponsor		92	1,063	683
Participants	3	94	86	383
Amortizing contributions received from sponsor			139,858
Payment of benefits	(133,336)	(15,486)	(127,637)	(26,422)

Fair value of plan assets at end of year	2,674,406	253,488	937,590	1,112,181

(=) Net actuarial liability/(asset)	(667,648)	(65,320)	657,542	(717,808)

Effect of cap of IAS 19, paragraph 58(b)	667,648	65,320		569,047
Unrecognized actuarial gains			19,464	12,484

(=) Net actuarial liability/(asset) recognized			677,006	(136,277)

Expense recognized in the income statement:

	Telemar Prev		PBS-Telemar
	2010	2009	2010	2009

Cost of current service	10,041	13,754	138	108

Interest cost	221,357	208,604	20,580	19,765

Return on plan assets	(285,988)	(246,172)	(26,948)	(27,309)

Amortization of actuarial losses (gains), net	95,489	(127,312)	6,846	9,906
Effect of the cap on recognition of plan assets (as per IFRIC 14)	(40,899)	151,127	(546)	(2,378)

Total expense recognized			70	92

	BrTPREV, Alternativo, and Fundador		TCSPREV
	2010	2009	2010	2009

Cost of current service	4,486	4,020	1,973	2,428

Interest cost	173,808	166,307	42,047	43,024

Return on plan assets	(106,456)	(105,686)	(131,221)	(104,025)

Amortization of actuarial losses (gains), net			(17,489)	(235,484)
Effect of the cap on recognition of plan assets (as per IFRIC 14)			137,183	282,775

Total expense recognized	71,838	64,641	32,493	(11,282)

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In 2010, the Company presented a decrease in the surplus of the TCSPREV plan due to a decrease in the plan’s participant base and changes in some of the assumptions, thus recognizing R$43,658 in other operating income. In 2009, the Company recognized income amounting to R$55,024, of which R$40,479 was recognized as other operating income and R$14,545 as financial income.

Main actuarial assumptions used:

The main actuarial assumptions used in the calculations of the TelemarPREV, PBS-Telemar, BrTPREV, Alternativo and Fundador, and TCSPREV plans were as follows:

	2010
	TelemarPrev	PBS-Telemar	BrTPREV, Alternativo, and Fundador	TCSPREV

Nominal discount rate of actuarial obligation	10.77%	10.77%	10.77%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	By sponsor	7.63%	7.95%	7.94%
Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	10.95%	10.95%	10.95%	10.95%
General mortality biometric table	AT-2000	AT-2000	AT-2000	AT-2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	5% p.a.; nil from 50 y.o. and for Settled Benefit	Nil	15% p.a.	15% p.a.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2009
	TelemarPrev	PBS-Telemar	BrTPREV, Alternativo, and Fundador	TCSPREV
Nominal discount rate of actuarial obligation	11.40%	11.40%	11.40%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	7.63%	7.63%	7.63%	7.63%

Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%

Total expected rate of return on plan assets	10.96%	10.95%	11.61% (Fundador and Alternativo) and 11.68% (BrTPREV)	12.09%
General mortality biometric table	AT-2000	AT-2000	AT-2000	AT-2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs

Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss

Turnover rate	1.5% p.a.; nil from 50 y.o. and for Settled Benefit	Nil	1.5% p.a.; nil from 50 y.o. and for Settled Benefit	1.5% p.a.; nil from 50 y.o. and for Settled Benefit

ADDITIONAL DISCLOSURES – 2010

a)	Plans’ assets and liabilities correspond to amounts as at December 31, 2010.

b)	Master file data used refers to September 30, 2010, projected to December 31, 2010.

Situation of the sponsored plans, mensured at the end of the reporting period (Sistel and PAMEC)

Reconciliation of assets and liabilities:

	2010
	PBS-A	PAMEC	PBS-TNCP	CELPREV

Actuarial obligations with vested benefits	3,400,770	3,569	20,447	172

(=) Total present value of actuarial obligations	3,400,770	3,569	20,447	172
Fair value of plan assets	(5,679,562)		(40,053)	(1,357)

(=) Net actuarial liability/(asset) (i)	(2,278,792)	3,569	(19,606)	(1,185)
Effect of cap of IAS 19, paragraph 58(b)	2,278,792		19,606	1,157
Unrecognized actuarial gains/losses		(568)		28

(=) Recognized actuarial liability		3,001

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2009
	PBS-A	PAMEC	PBS-TNCP	CELPREV
Actuarial obligations with vested benefits	2,950,336	3,054	16,603
Actuarial obligations with unvested benefits			2,328	220

(=) Total present value of actuarial obligations	2,950,336	3,054	18,931	220
Fair value of plan assets	(4,602,138)		(29,733)	(1,230)

(=) Net actuarial liability/(asset) (i)	(1,651,802)	3,054	(10,802)	(1,010)

Effect of cap of IAS 19, paragraph 58(b)	1,651,802		10,802	1,010

Unrecognized actuarial gains/losses		(347)

(=) Recognized actuarial liability		2,707

	1/1/2009
	PBS-A(*)	PBS-TNCP	CELPREV
Actuarial obligations with vested benefits	2,279,093	12,397
Actuarial obligations with unvested benefits		4,238	190

(=) Total present value of actuarial obligations	2,279,093	16,635	190

Fair value of plan assets	(3,779,550)	(34,558)	(902)

(=) Net actuarial liability/(asset) (i)	(1,500,457)	(17,923)	(712)
Effect of paragraph 58(b) cap (including IFRIC 14 recommendations)	1,500,457	17,923	712

(=) Recognized actuarial liability

(*)	This information does not include information of BrT.
(i)	The net actuarial asset of the PBS-A Plan is not recognized by the sponsor. This plan only has vested participants and, therefore, the surplus cannot be offset against future contributions.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in net actuarial liability/(asset):

	2010
	PBS-A	PAMEC	PBS-TNCP	CELPREV
Present value of actuarial obligation at beginning of year	2,950,336	3,054	18,931	220
Interest cost	321,214	340	2,082	24
Cost of current service			73	17
Benefits paid, net	(304,951)	(88)	(1,426)
Participants’ contributions made in the year			34	8

Actuarial (gain) or loss on actuarial obligation	434,171	263	753	(97)

Present value of actuarial obligation at end of year	3,400,770	3,569	20,447	172

Fair value of assets at beginning of year	4,602,138		29,733	1,230
Return on plan assets	435,342		3,030	132
Actuarial gains/(losses)	947,033		8,664	(32)
Usual contributions received by the plan		88	52	27
Sponsor		88	18	19
Participants			34	8
Payment of benefits	(304,951)	(88)	(1,426)
Plan assets transferred to sponsor

Fair value of plan assets at end of year	5,679,562		40,053	1,357
(=) Net actuarial liability/(asset)	(2,278,792)	3,569	(19,606)	(1,185)
Effect of cap of IAS 19, paragraph 58(b)	2,278,792		19,606	1,157
Unrecognized actuarial gains		(568)		28
Amount not recognized due t the defined benefit cap

(=) Net actuarial liability/(asset) recognized		3,001

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2009
	PBS-A	PAMEC	PBS-TNCP	CELPREV
Present value of actuarial obligation at beginning of year	2,946,795	2,504	16,635	190
Interest cost	332,123	264	1,904	22
Cost of current service			49	15
Benefits paid, net	(267,835)	(61)	(1,229)	8
Participants’ contributions made in the year
Transfer of AMC obligations	1,786
Actuarial (gain) or loss on actuarial obligation	(62,533)	347	1,572	(15)

Present value of actuarial obligation at end of year	2,950,336	3,054	18,931	220

Fair value of assets at beginning of year	4,785,233		34,558	902
Return (loss) on plan assets	525,844		4,851	132
Actuarial gains/(losses)	(443,890)		(8,474)	168
Usual contributions received by the plan		62	70	28
Sponsor		62	27	20
Participants			43	8
Payment of benefits	(267,835)	(62)	(1,272)
Plan assets transferred to sponsor	2,786

Fair value of plan assets at end of year	4,602,138		29,733	1,230

(=) Net actuarial liability/(asset)	(1,651,802)	3,054	(10,802)	(1,010)
Effect of cap of IAS 19, paragraph 58(b)	1,651,802		10,802	1,010
Unrecognized actuarial gains		(347)

(=) Net actuarial liability/(asset) recognized		2,707

Expenses recognized in the income statement:

	PBS-A		PAMEC
	2010	2009	2010	2009
Cost of current service
Interest cost	321,214	332,123	340	265
Return on plan assets	(435,342)	(525,844)
Amortization of actuarial losses (gains), net	(512,862)	381,356	42
Effect of the cap on recognition of plan assets (as per IFRIC 14)	626,990	(186,635)

Total expense recognized		1,000	382	265

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	PBS-TNCP		CELPREV
	2010	2009	2010	2009

Cost of current service	73	49	17	15

Interest cost	2,082	1,904	24	22

Return on plan assets	(3,030)	(4,851)	(132)	(132)

Amortization of actuarial losses (gains), net	(7,911)	10,045	(65)	(183)
Effect of the cap on recognition of plan assets (as per IFRIC 14)	8,894	(7,507)	176	298

Total expense recognized	108	(360)	20	20

Main actuarial assumptions used

The main actuarial assumptions used in the calculations of the PBS-A, PAMEC, PBS-TNCP and CELPREV plans were as follows:

	2010
	PBS-A	PAMEC	PBS-TNCP	CELPREV
Nominal discount rate of actuarial obligation	10,77%	10.70%	11.40%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	N/A	N/A	4.50%	6.59%
Estimated nominal benefit increase index	4.50%	N/A	4.50%	4.50%
Nominal medical costs growth rate	N/A	7.64%	N/A	N/A
Total expected rate of return on plan assets	9.76%	N/A	10.41%	10.78%
General mortality biometric table	AT-2000	AT-2000	AT-2000	AT-2000
Biometric disability table	Zimmermann Nichzugs	N/A	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	N/A	Winklevoss	Winklevoss
Starting age of benefit	N/A	N/A	N/A	55 years old
Turnover rate	Nil	Nil	Nil	1.5% p.a.; nil from 50 y.o. and for settled benefit

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2009
	PBS-A	PAMEC	PBS-TNCP	CELPREV

Nominal discount rate of actuarial obligation	11.40%	11.40%	11.40%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%

Estimated nominal salary increase index	N/A	7.64%	4.50%	6.59%

Estimated nominal benefit increase index	4.50%	4.5%	4.50%	4.50%

Nominal medical costs growth rate	N/A	7.61%	N/A	N/A
Total expected rate of return on plan assets	9.76%	N/A	10.41%	10.78%
General mortality biometric table	AT-2000	AT-2000	AT-2000 separated by gender	AT-2000 separated by gender

Biometric disability table	N/A	N/A	Zimmermann Nichzugs	Zimmermann Nichzugs

Biometric disabled mortality table	Winklevoss	N/A	Winklevoss	Winklevoss
Starting age of benefit	N/A	N/A	N/A	N/A
Turnover rate	Nil	Nil	Nil	1.5% p.a.; nil from 50 y.o. and for settled benefit

N/A = Not Applicable

Additional disclosures – 2010

a)	Plans’ assets and liabilities correspond to amounts as at December 31, 2010.

b)	Master file data used for PBS-A and PAMEC refers to August 31, 2010, projected to December 31, 2010.

The amounts above do not consider the assets and liabilities of the PAMA plan because it is multi-sponsored and similar to defined contribution plans (benefits paid are limited to the amount of the contributions received by the plan), and there are no other obligations in addition to the existing balances.

Plan investment policy

The investment strategy of the pension plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans’ cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: local

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

fixed income, local variable income, loans to participants, and real estate investments. The fixed income portfolio can only include low credit risk securities. Derivative instruments are only allowed for protection purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee consisting of the pension plans’ executives, the investment manager, and a member appointed by the governing board. Execution is undertaken by the finance department.

The average caps set for the different types of investment permitted for pension funds are as follows:

	PBS- Telemar	TelemarPrev	CEL PREV	PBS- TNCP	BrTPREV, Alternativo, and Fundador	TCS PREV	PBS-A
Fixed income	100%	100%	76%	85%	100%	100%	75%
Variable income	25%	25%	20%	12%	25%	25%	9%
Structured investments	10%	10%	2%	2%	10%	10%	11%
Real estate	2%	2%			2%	2%	4%
Loans to participants	2%	2%	2%	1%	2%	2%	1%

The allocation of plan assets as at December 31, 2010 is as follows:

	PBS- Telemar	TelemarPrev	CEL PREV	PBS- TNCP	BrTPREV, Alternativo, and Fundador	TCS PREV	PBS-A
Fixed income	84%	84%	81%	89%	84%	84%	75%
Variable income	13%	13%	17%	10%	12%	12%	9%
Structured investments	2%	2%			2%	2%	11%
Real estate	1%	1%			1%	1%	4%
Loans to participants			2%	1%	1, %	1, %	1%
Total	100%	100%	100%	100%	100%	100%	100%

(b)	Employee profit sharing

The employee profit sharing plan was established in 1999 as a way to stimulate employees to meet individual and corporate goals, improving return to shareholders. The plan comes into effect when the following goals are met:

•	Attainment of economic value added goals (earnings before interest, income tax, depreciation and amortization indicators, and economic value added indicators); and

•	Operating, quality and market indicators.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the year ended December 31, 2010, the Company and its subsidiaries recognized provisions based on goal attainment estimates totaling R$299,883 (R$102,768 in 2009), recognized in line item ‘Other payables’.

The differences between the accrued amounts and the amounts stated in the income statements refer to reversals or increases in prior years’ estimates, when the benefit is effectively paid.

(c)	Share-based payment plans

(i)	TNL’s stock option plan

The Extraordinary General Shareholders’ Meeting held on April 11, 2007 approved the Stock Option Plan, disclosed on the Company’s website (www.oi.com.br/ri) and also available on CVM’s website (www.cvm.gov.br), which appoints the Board of Directors as plan manager, which can, at its discretion, assign the plan management to a committee consisting of three board members (at least one director and two alternate directors). In the meeting held on April 12, 2007, the Board of Directors elected the members of the Stock Option Plan Management Committee and granted the committee the power to periodically establish the stock option plans.

The beneficiaries of the 2007 Stock Option Plan are entitled to a total of up to 1.31% of TNL’s subscribed and paid-in capital stock, representing a reserve of 5,120,000 common shares (TNLP3). The program is offered to the TNL, TMAR and Oi officers.

The grant price was based on the weighted average of the share quotation on the BOVESPA on the 30 days preceding the grant date and it will be adjusted for inflation according to the IGP-M fluctuation.

The meeting of the Stock Option Plan Management Committee, held on September 18, 2008, decided to amend the Stock Option Plan approved on April 12, 2007 to also grant the beneficiaries the option to purchase 2,713,000 the Company’s preferred shares (TNLP4), totaling 0.68% of the subscribed and paid-in capital stock, at the exercise price of R$27.31. These options may be exercised since grant date, contingent to the exercise of the common stock options. The other terms and conditions of the 2007 Stock Option Plan were not changed and remain effective.

The tables below summarize the transactions conducted with common and preferred shares up to December 31, 2010.

Common shares – TNLP3	In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009

Granted in April 2007	5,120	50.98	65.27	58.63

Options exercised	(214)
Options cancelled	(1,720)

Option vested at December 31, 2010	3,186

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Preferred shares – TNLP4	In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009

Granted in September 2008	2,714	27.31	30.21	27.14

Options exercised	(309)
Options cancelled	(702)

Option vested at December 31, 2010	1,703

Common shares – TNLP3	In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009

Granted in March 2010	702	32.56	35.27

Options exercised	(6)
Options cancelled

Option vested at December 31, 2010	696

Preferred shares – TNLP4	In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009

Granted in March 2010	371	27.32	29.59

Options exercised
Options cancelled

Option vested at December 31, 2010	371

In the year ended December 31, 2010, 12,722 common stock options (201,679 in 2009) and 96,164 preferred stock options (212,931 in 2009) had been exercised, settled through the transfer of TNL’s treasury shares to the plan beneficiaries.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The tables below show the position in common and preferred stock options granted at December 31, 2010:

Granted options				Vested options
Exercise price bracket at grant date	Number of shares (in thousands)	Remaining period (in months)	Exercise price	Number of shares (in thousands)	Exercise price

R$20.00 to 29.99	371	76	29.59	371	29.59
R$30.00 to 39.99	696	76	35.27	696	35.27
R$40.00 to 59.99	1,703	52	30.21	1,703	30.21
R$60.00 to 70.00	3,186	52	65.27	3,186	65.27

Grant date					Adjusted	Options
Grant date:		Allotment	Vesting date	Exercise deadline	exercise price (in Reais)	(in thousands of shares)
Common shares	4/12/2007	25%	4/12/2008	4/12/2012	65.27	722
		25%	4/12/2009	4/12/2013	65.27	808
		25%	4/12/2010	4/12/2014	65.27	822
		25%	4/12/2011	4/12/2015	65.27	834

Grant date					Adjusted	Options
Grant date:		Allotment	Vesting date	Exercise deadline	exercise price (in Reais)	(in thousands of shares)
Preferred shares	9/18/2008	25%	9/18/2008	4/12/2012	30.21	377
		25%	4/12/2009	4/12/2013	30.21	442
		25%	4/12/2010	4/12/2014	30.21	442
		25%	4/12/2011	4/12/2015	30.21	442

Grant date					Adjusted	Options
Grant date:		Allotment	Vesting date	Exercise deadline	exercise price (in Reais)	(in thousands of shares)
Common shares	3/15/2010	25%	4/12/2010	4/12/2014	35.27	171
		25%	4/12/2011	4/12/2015	35.27	175
		25%	4/12/2012	4/12/2016	35.27	175
		25%	4/12/2013	4/12/2017	35.27	175

Grant date					Adjusted	Options
Grant date:		Allotment	Vesting date	Exercise deadline	exercise price (in Reais)	(in thousands of shares)
Preferred shares	3/15/2010	25%	4/12/2010	4/12/2014	29.59	92
		25%	4/12/2011	4/12/2015	29.59	93
		25%	4/12/2012	4/12/2016	29.59	93
		25%	4/12/2013	4/12/2017	29.59	93

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the options granted was estimated on grant date based on the Black-Scholes option pricing model, using the following assumptions:

	Apr 12, 2007 (TNPL3)				Sep 18, 2008 (TNPL4)
	Lot 1	Lot 2	Lot 3	Lot 4	Lot 1	Lot 2	Lot 3	Lot 4

Backing asset	67.03	67.03	67.03	67.03	27.51	27.51	27.51	27.51
Exercise price	50.98	50.98	50.98	50.98	27.31	27.31	27.31	27.31
Expected volatility	54.10%	46.33%	44.36%	46.70%	0.00%	46.84%	41.08%	41.08%
Risk-free interest rate	2.43%	1.34%	0.97%	0.78%	0.00%	1.26%	0.85%	0.72%
Expected life (in years)	1	2	3	4		1	2	3
Dividends yield	11.54%	11.34%	11.19%	11.10%	0.00%	13.84%	14.79%	15.07%
Fair value on grant date	24.22	28.93	33.07	37.43	0.20	4.77	7.99	10.75

	Mar 15, 2010 (TNLP3)				Mar 15, 2010 (TNLP4)
	Lot 1	Lot 2	Lot 3	Lot 4	Lot 1	Lot 2	Lot 3	Lot 4

Backing asset	39.79	39.79	39.79	39.79	33.45	33.45	33.45	33.45

Exercise price	32.56	32.56	32.56	32.56	27.32	27.32	27.32	27.32
Expected volatility	80.00%	87.00%	94.00%	103.00%	80.00%	87.00%	94.00%	103.00%
Risk-free interest rate	1.74%	0.96%	0.70%	0.56%	1.74%	0.96%	0.70%	0.56%
Expected life (in years)	1	2	3	4	1	2	3	4

Dividends yield	12.01%	11.79%	11.64%	11.54%	12.01%	11.79%	11.64%	11.54%
Fair value on grant date	8.19	18.43	23.80	28.16	6.93	15.74	20.17	23.79

In the year ended December 31, 2010, expenses of R$14,173 (R$29,031 in 2009) were recognized in the income statement of TNLP3 and TNLP4 stock options. The balance of the ‘Stock option reserve’ in equity at December 31, 2010 is R$112,442 (R$100,604 at December 31, 2009).

Assuming that no other share-based payment agreements will be entered into, up to the end of the vesting period of the current agreements, the Company should record expenses of R$21,480.

(ii)	Stock option plans assumed with the acquisition of BrT control

Plan approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the related agreed terms and conditions, and no new grants through this plan are allowed.

As at December 31, 2010, there were outstanding vested options, as described in the program below:

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Program B

The options guaranteed by this plan are options settled in shares.

The exercise price was set by the management committee based on the share market price on grant date and will be adjusted for inflation using the IGP-M from the agreement execution date to payment date.

The table below summarizes the transactions conducted with preferred shares up to December 31, 2010.

			In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009
Balance at beginning of year	31,643	18.87	20.83	18.87
Options cancelled	(9,676)
Option vested at December 31, 2010	21,967

The table below shows the position in preferred stock options granted at December 31, 2010:

	Granted options			Vested options
Exercise price bracket at grant date	Number of shares (in thousands)	Remaining period (in months)	Exercise price	Number of shares (in thousands)	Exercise price

R$10.00-19.99	21,967	12	20.83	21,967	20.83

The options will vest as follows:

Grant date					Adjusted exercise price (in Reais)	Options (in thousands of shares)
Grant date:		Allotment	Vesting date	Exercise deadline
3rd	12/22/04	33%	12/22/2005	12/31/2011	20.83	7,322
		33%	12/22/2006	12/31/2011	20.83	7,322
		34%	12/22/2007	12/31/2011	20.83	7,323

The fair value of the options granted was estimated on grant date based on the Black-Scholes option pricing model, using the following assumptions:

12/21/2004
Backing asset	13.64
Exercise price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividends yield	3.10%
Fair value on grant date	2.76

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The share-based payment agreements prescribed that options can only be equity settled and the fair values of the TNL’s and BrT’s shares are allocated on a straight line basis over the relevant vesting periods. The portions corresponding to TNL, TMAR, Oi and BrT beneficiaries are accounted for as an expense by these companies in the income statement for the year as an offsetting entry against shareholders’ equity, as required by IFRS 2 – Share-based Payment.

Plan approved on November 6, 2007

The plan authorized the grant of stock options, allowing participants, under certain conditions, to purchase or subscribe, in the future, for preset price, shares part of a stock option scheme called Performance Unit (PU), comprising preferred shares of the Company and common and preferred shares of BrT Part. The amount corresponding to the number of PUs granted could not exceed a cap of 10% of the book value of each type of share of the Company.

The stock options programs tied to said plan contained clauses that prescribed the acceleration of the vesting date in the event of a change in the direct or indirect share control of the Company. With the change in control on January 8, 2009, the programs’ stock options were fully exercised. Program 1, totaling 2,817,324 PUs was settled for a total price of R$17,855. Program 2, related to the grant of options on July 1, 2008, comprising 701,601 PUs, was settled for a total price of R$4,446.

646,585 PUs of Program 2 were exercised, related to the grant made on July 1, 2007, settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 and a cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

28	OPERATING SEGMENTS

The Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services. The reportable segments are summarized below:

•	Fixed telephony/data: local and long distance voice transmission and data communication services;

•	Mobile telephony: mobile voice, 3G data communication and additional services, which include messaging services and interactivity; and

•	Other: the other operating segments include pay TV services, internet service provider, payment systems, and call center services.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The performance of each segment is obtained in the Company’s accounting records and is segregated as follows:

	Fixed telephony/data		Mobile telephony		All other segments (i)		Eliminations		Items not allocated to segments (*)	Total
	2010	2009	2010	2009	2010	2009	2010	2009	2009	2010	2009
Net operating revenue	22,655,000	23,922,510	10,000,802	8,796,515	1,046,072	935,215	(4,222,492)	(3,657,408)		29,479,382	29,996,832

Cost of services	(14,810,879)	(15,818,571)	(5,453,723)	(5,615,782)	(492,195)	(520,416)	4,118,127	3,496,916		(16,638,670)	(18,457,853)
Interconnection	(6,145,820)	(6,014,516)	(2,209,650)	(2,059,833)		(7)	3,284,997	2,809,285		(5,070,473)	(5,265,071)
Depreciation and amortization	(4,397,436)	(4,695,900)	(1,385,700)	(1,657,047)	(13,148)	31,419				(5,796,284)	(6,321,528)
Grid maintenance service	(1,811,657)	(2,336,931)	(274,815)	(202,769)	(2,136)	(486)	72,622	63,159		(2,015,986)	(2,477,027)
Rentals and insurance	(1,278,897)	(1,334,285)	(637,051)	(525,801)	(67,416)	(152,951)	713,752	676,504		(1,269,612)	(1,336,533)
Cost of handsets and accessories	(506)		(179,403)	(383,408)	(15,225)	(14,354)	45,924	18		(149,210)	(397,744)
Other costs and expenses	(1,176,563)	(1,436,939)	(767,104)	(786,924)	(394,270)	(384,037)	832	(52,050)		(2,337,105)	(2,659,950)

Gross profit	7,844,121	8,103,939	4,547,079	3,180,733	553,877	414,799	(104,365)	(160,492)		12,840,712	11,538,979

Operating income (expenses)

Sales of services	(2,945,369)	(3,215,470)	(1,981,472)	(2,209,629)	(394,921)	(348,380)	435,431	471,500		(4,886,331)	(5,301,979)
Allowance for doubtful accounts	(629,763)	(956,468)	(288,500)	(294,475)	(60,603)	(53,780)	(234)	25,631		(979,100)	(1,279,092)
Sales commission	(349,216)	(353,655)	(876,067)	(814,312)	(49,735)	(32,615)	22,328	24,682		(1,252,690)	(1,175,900)
Call center	(749,691)	(631,907)	(276,157)	(329,223)	(88,143)	(71,758)	341,834	339,633		(772,157)	(693,255)
Posting and collection	(498,100)	(497,769)	(106,572)	(95,468)	(17,016)	(20,139)	4,230	12,032		(617,458)	(601,344)
Advertising and publicity	(237,845)	(230,233)	(280,354)	(395,202)	(51,663)	(45,938)	33,122	31,561		(536,740)	(639,812)
Other outside services	(146,966)	(180,758)	(48,361)	(119,150)	(24,835)	(45,152)	15,506	15,848		(204,656)	(329,212)
Other costs and expenses	(333,788)	(364,680)	(105,461)	(161,799)	(102,926)	(78,998)	18,645	22,113		(523,530)	(583,364)

General and administrative expenses	(2,010,889)	(2,256,889)	(603,978)	(624,245)	(209,125)	(220,035)	34,208	33,819		(2,789,784)	(3,067,350)

Other operating income (expenses), net	(714,980)	(448,404)	37,385	17,064	(35,975)	(154,761)	(353,704)	(331,437)	5,555,708	(1,067,274)	4,638,170
Gain on acquisition of BrT control									6,683,751		6,683,751
Loss on available-for-sale financial assets									(1,128,043)		(1,128,043)
Other operating income	1,123,589	1,234,912	335,906	344,016	66,861	27,434	(194,359)	(187,164)		1,331,997	1,419,198
Other operating expenses	(1,838,569)	(1,683,316)	(298,521)	(326,952)	(102,836)	(182,195)	(159,345)	(144,273)		(2,399,271)	(2,336,736)

Operating income (loss) before financial income and taxes	2,172,883	2,183,176	1,999,014	363,923	(86,144)	(308,377)	11,570	13,390	5,555,708	4,097,323	7,807,820
Financial income (expenses), net	(2,558,728)	(2,709,992)	263,158	210,233	(124,496)	125,836	(11,570)	(13,390)		(2,431,636)	(2,387,313)
Financial income	1,616,501	1,212,540	730,830	530,888	214,630	477,531	(632,491)	(619,934)		1,929,470	1,601,025
Financial expenses	(4,175,229)	(3,922,532)	(467,672)	(320,655)	(339,126)	(351,695)	620,921	606,544		(4,361,106)	(3,988,338)

Income (loss) before taxes	(385,845)	(526,816)	2,262,172	574,156	(210,640)	(182,541)			5,555,708	1,665,687	5,420,507

Provision for income tax and social contribution	858,408	17,555	(580,119)	(294,994)	(194,480)	(50,654)				83,809	(328,093)
Net income for the year	472,563	(509,261)	1,682,053	279,162	(405,120)	(233,195)			5,555,708	1,749,496	5,092,414
Net income (loss) attributed to controlling shareholders										1,427,714	4,273,752
Net income (loss) attributed to noncontrolling shareholders										321,782	818,662
Additional disclosures
Services provided	21,381,236	22,831,203	7,074,684	6,209,974	777,840	587,370				29,233,760	29,628,547
Sales			245,622	368,285						245,622	368,285
Revenue from external clients	21,381,236	22,831,203	7,320,306	6,578,259	777,840	587,370				29,479,382	29,996,832

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Intersegment revenue	1,273,764	1,091,307	2,680,496	2,218,256	268,232	347,845

Total revenue	22,655,000	23,922,510	10,000,802	8,796,515	1,046,072	935,215

Assets	55,079,259	56,820,782	23,479,498	20,254,138	4,376,965	3,394,746	(7,798,338)	(6,467,404)	75,137,384	74,002,262
Liabilities:	52,025,619	52,113,641	6,250,424	5,666,540	4,686,121	2,583,930	(7,798,338)	(6,467,404)	55,163,826	53,896,707
Depreciation and amortization	4,689,770	5,172,718	1,456,293	1,735,129	53,133	125,087			6,199,196	7,032,934
Capex increases	2,025,067	2,621,231	914,493	2,373,180	150,671	131,298			3,090,231	5,125,709

(*)	Items not allocated to segments refer to impacts of BrT acquisition in 2009.

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line services segment for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010	2009

Local fixed-line services	12,681,576	13,147,720
Local fixed-to-mobile calls (VC1)	3,971,148	4,523,253
Long-distance fixed-line services	4,423,571	4,734,554
Long-distance fixed-to-mobile calls (VC2 and VC3)	1,213,817	1,445,217
Remuneration for the use of the fixed-line network	1,388,221	1,359,109
Data transmission services	9,436,430	8,796,887
Public phones	522,762	967,522
Other fixed-line services	1,479,235	1,460,008

Total gross operating revenue	35,116,760	36,434,270
Value-added and other indirect taxes	(9,102,122)	(9,113,122)
Discounts and returns	(3,359,638)	(3,398,638)

Net operating revenue	22,655,000	23,922,510

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010	2009

Mobile telephone services	8,457,766	7,217,891
Remuneration for the use of the mobile network	5,360,993	4,689,491
Sales of handsets and accessories	245,622	368,285

Total gross operating revenue	14,064,381	12,275,667
Value-added and other indirect taxes	(2,531,091)	(2,219,116)
Discounts and returns	(1,532,488)	(1,260,036)

Net operating revenue	10,000,802	8,796,515

(i)	Even though the Company’s executive committee does not assess the internet, cable TV and payment systems segments separately, the table below shows, as required by IFRS 8, the main data on these segments:

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Other segments	Internet		TV		Payment systems
	2010	2009	2010	2009	2010	2009

Revenue from external clients	471,657	472,765	185,287	86,524	24,527	27,620
Interest income	18,852	14,433	1,257	742	3,993	20,766
Interest expense	2,517	45,060	6,706	5,480	16,210	26,949
Depreciation and amortization	19,760	21,707	11,764	13,093	15,739	16,157
Loss for the year		29,538	82,723	52,400	70,457	96,412
Net income	73,803
Assets	639,819	763,646	311,492	157,678	274,898	349,363
Liabilities	166,434	378,845	294,295	164,891	238,862	488,838

The fixed/data segment operates in foreign countries through a system of submarine optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate customers.

In reporting based on geographic segments, the segment’s revenue is based on the locations of the country where the services are provided. The segment’s non-current assets are based on the location of the assets.

In view of their immateriality, revenue and assets of operations in foreign countries are being jointly disclosed.

	Revenue from external clients		Non-current assets
	2010	2009	2010	2009

In Brazil	29,416,111	29,868,669	47,109,980	49,705,533
In foreign countries	63,371	58,513	138,918	114,525
Total	29,479,382	29,927,182	47,248,898	49,820,058

29	RELATED-PARTY TRANSACTIONS

	2010	2009	1/1/2009

Interest on capital
Telemar Participações	87,388		267,022

(a)	Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which at December 31, 2010 holds 16.89% of the voting capital of Telemar Participações S.A., parent of TNL and holding company of the Group.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The balance due by the companies related to BNDES credit facilities at December 31, 2010 was R$6,367,062 (R$6,647,447 at December 31, 2009), and loan costs on these credit facilities amounted to R$374,318 (R$287,504 at December 31, 2009).

The information on the agreements entered into with the BNDES is described in Note 20.

(b)	Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the board of directors and executive officers, is as follows:

	Consolidated
	2010	2009

Short-term benefits	56,307	63,053
Employment termination benefits		1,364
Share-based compensation (i)	9,650	17,352

	65,957	81,769

(i)	The stock option programs under BrT’s plan contained clauses that prescribed the acceleration of the vesting data in the event of a change in the direct or indirect share control. With the change in control on January 8, 2009 (Note 1(a)), the programs’ stock options were fully exercised. (See Note 27.)

(c)	Contax Agreement

On November 30, 2004, Telemar and Oi entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to Oi on a fully outsourced basis. Telemar and Oi agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and Oi. Contax currently provides a variety of services to Telemar and Oi, including customer services for our fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2010, our total consolidated expenses for services rendered by Contax amounted to R$506.3 million.

(d)	Guarantees

The Company is the guarantor of subsidiaries TMAR, Oi, BrT and BrT Celular in financing obtained from the BNDES and other loans, and also provides an unsecured guarantee through the surety of the fifth issue public debentures of BrT. The Company recorded for the year ended December 31, 2010, income amounting to R$48,983 (R$71,218 in 2009).

In addition to the guarantees of bank loans, TNL provided guarantees for TMAR’s lawsuits consisting of authorization to block part of TMAR’s registered Class “A” preferred shares held by TNL. TMAR pays TNL for this guarantee an amount equivalent to 1.5% per year of the amount

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

guaranteed in such lawsuits. The Company recorded for the year ended December 31, 2010, as income from the guarantee provided, R$6,656 (R$6,656 at January 1, 2009 ).

30	INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: “all risks” policy that covers property damages to all insurable assets belonging to the concession, insurance against economic losses to insure the continuity of services, and insurance guaranteeing payment of obligations related to the quality and universal services, as provided for by the Concession Agreements.

The assets and liabilities in material and/or high-risk amounts are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages (loss of profits), etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

As at December 31, 2010, the insurance policies provide the following coverage, per risk and type of asset:

Insurance line	2010	2009

Operational risks and loss of profits	800,000	800,000
Fire – inventories	100,000	60,000
Civil liability - third parties (*)	166,620	174,120
Concession warranty - TMAR	25,560	25,389
Concession warranty - BrT	7,480	98,291
Theft - inventories	20,000	30,000
Civil liability - general	15,000	15,000
Civil liability - automobile	3,000	3,000

(*)	Based on the foreign exchange rate prevailing at December 31, (Ptax) - US$1/R$1.6662.

31	OTHER INFORMATION

(a)	Business Partnership Agreement with Banco do Brasil and Joint Venture with Cielo

On September 29th, 2010, Oi signed Partnership Agreement with Banco do Brasil S.A., or Banco do Brasil and an Investment Agreement Cielo S.A., or Cielo.

The Agreement between Oi, Paggo Acquirer, Cielo, Cielo Participações Ltda., or Cielo Holding established the participation of Paggo Acquirer and Cielo Holding in a new company called Paggo Soluções de Meios de Pagamento S.A., or Paggo Soluções.

Paggo Acquirer established Paggo Soluções with a capital contribution in the amount of R$ 112 million.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Paggo Soluções was formed aiming to conduct activities for the capture, transmission, processing and settlement of commercial transactions with the technology of “Mobile Payment” originated or terminated on mobile devices, and to accredit of stores to its network of transactions originated on mobile devices, through the relationships already held by Cielo and Paggo Acquirer nationwide.

On February 28th, 2011, after approval by CADE, Cielo Holding purchased a 50% interest in Paggo Soluções from Paggo Acquirer for R$ 47 million. The Company and Cielo Holding entered into a shareholders’ agreement to govern our respective rights in Paggo Soluções, as well as regulate the admission of any future telecommunications operators who may join the joint venture. Pursuant to this shareholders’ agreement among Company and Cielo Holding, Cielo Holding has the right to appoint half of the members of the board of directors of Paggo Soluções, as long as it holds 35% of its total share capital.

On September 29th, 2010, Oi entered into a Business Partnership Agreement with Banco do Brasil under which co-branded credit cards and pre-paid cards may be issued to our current and future customers and which enables our customers to perform traditional and mobile payment. Banco do Brasil contributed R$ 66 million to Oi in financial support of this arrangement and this value was recorded as deferred revenue. Oi and Banco do Brasil will share information and experience in our respective areas of expertise, particularly to increase our respective customer bases and loyalty.

(b)	General Universal Service Targets Plan (“PGMU”)

On September 3, 2010, the ANATEL initiated a Public Consultation containing the proposed amendments to the PGMU, ended on September 22, 2010. The purpose of such amendments is to change PGMU’s backhaul and payphone network expansion requirements. The proposal prescribes the use of projections based on the growth of demand for these services.

The approval of the General Universal Service Targets Plan (PGMU III) is scheduled for May 2, 2011 and currently ANATEL, the Ministry of Communications, and the fixed telephony services concessionaires are negotiating the proposed amendments, the plan’s costs, and the related sources of funds. Management is assessing the effects of these changes and cannot provide assurance that, if adopted, these measures would not require material additional investments.

32	EVENTS AFTER THE REPORTING PERIOD

Portugal Telecom Alliance

On July 28, 2010, AG Telecom Participações S.A., or AG Telecom, and LF Tel S.A., or LF Tel, companies that are part of our control group, with TmarPart, TNL and Telemar as intervening parties, entered into a letter of intent with Portugal Telecom SGPS S.A., or Portugal Telecom, to establish the principal terms that serves as a framework for the negotiation of the Portugal Telecom Alliance. On January 25, 2011, Portugal Telecom and its subsidiary, Bratel Brasil S.A., or Bratel, entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A., a subsidiary

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of AG Telecom, LF Tel, BNDES Participações S.A., or BNDESPar, Fundação Atlântico de Seguridade Social, or FASS, PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, PETROS – Fundação Petrobrás de Seguridade Social, or PETROS, and FUNCEF – Fundação dos Economiários Federais, or FUNCEF, to implement the Portugal Telecom Alliance. Under these agreements, the parties have completed the transactions described below.

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF;

•

TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel purchased an aggregate of 91,225,537 common shares of Tmar Part, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, and (4) FASS purchased an aggregate of 21,869,930 common shares of Tmar Part, representing 0.7% of the outstanding common shares of TmarPart.

On March 28, 2011, TNL conducted a capital increase in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds to TNL from this capital increase were R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. purchased 35,309,502 common shares of TNL and Bratel purchased an aggregate of 20,752,270 common shares of TNL and 28,298,549 preferred shares of TNL. Following this capital increase, TmarPart owns 22.4% of TNL’s total share capital, including 50.5% of its voting share capital, and Bratel owns an aggregate of 10.5% of TNL’s total share capital, including 11.3% of its voting share capital.

On March 28, 2011, Telemar conducted a capital increase in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds to Telemar from this capital increase were R$5,969 million, of which R$4,624 million represented the purchase price for the shares of Telemar subscribed to by TNL. In this capital increase, TNL purchased 46,743,149 common shares of Telemar and Bratel purchased an aggregate of 32,475,534 class A preferred shares of Telemar. Following this capital increase, TNL owns 70.4% of Telemar’s total share capital, including 98.0% of its voting share capital, and Bratel own an aggregate of 9.4% of Telemar’s total share capital.

In addition, on January 25, 2011, TmarPart’s shareholders amended the shareholders’ agreements governing their rights with respect to TmarPart to, among other things:

•	increase the quorum requirements to hold pre-meetings and approve certain designated matters;

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	grant Bratel certain rights with respect to the nomination of members of the board of directors of TNL;

•	grant Bratel the right to participate in the selection of the chief executive officers of certain of our subsidiaries;

•

grant Bratel the right to participate in meetings of the holders of TmarPart held to determine the actions to be taken by the representatives of TmarPart on the boards of directors of certain of our subsidiaries;

•	provide a put right to the other shareholders of TmarPart in the event that Bratel acquires control of TmarPart;

•	require AG Telecom and L.F. Tel to offer their shares of TmarPart to the other shareholders of TmarPart in the event that Bratel acquires control of AG Telecom or L.F. Tel; and

•	require Bratel to offer its shares of TmarPart to the other shareholders of TmarPart in the event of a change of control of Portugal Telecom.

These amendments became effective on March 28, 2011.”

The objective of the Portugal Telecom Alliance is to develop a global telecommunications platform that will allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, seeking always to offer better services and care to customers of both groups and to create value for their shareholders.

We intend to use the proceeds from our capital increase and Telemar’s capital increase to purchase up to 10% of the outstanding shares of Portugal Telecom, to reduce our net debt, to facilitate our operational development, and to pursue market opportunities outside of Brazil. As of April 28, 2011, Telemar has purchased 62,755,860 shares of Portugal Telecom, representing 7% of its outstanding shares, for an aggregate purchase price of R$ 1,206.8 million in transactions carried out through brokers that we have engaged for this purpose.

As a condition to ANATEL’s approval of the Portugal Telecom Alliance, ANATEL required that we pay all pending administrative fines, amounting to approximately R$228 million, regardless of the procedural posture of the proceedings which we had instiututed to contest these fines. We sought and have been granted injunctive relief which has permitted us to make judicial deposits of these amounts while preserving our rights to contest these fines. The lawsuits we (TMAR and BrT) filed against ANATEL to contest these fines are still pending upon a decision in lower court. We deemed the risk of loss as possible and had not recorded any provisions in respect of these claims.

Under Brazilian antitrust regulations, ANATEL will submit the Portugal Telecom Alliance to CADE for final approval. Brazilian law permitted us to consummate this transaction prior to receiving the final approval from CADE. CADE will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in accounting policies - Hedge Accounting

From January 1st, 2011, the Telemar has adopted the use of hedge accounting practice, aiming to reduce the volatility of the financial results due to changes in the fair value of derivative financial instruments. The derivatives designated to hedge accounting are subjected to periodic prospective and retrospective effectiveness tests, using the monetary compensation methodology (“dollar offset”).

The derivative instruments designated for hedge accounting practice are formally identified through the initial appointment documentation prepared in accordance with IAS 39 requirements. The derivatives classified as cash flow hedges were the instruments designated for hedge accounting practice.

The effective portion of the derivative instrument is recorded in “other comprehensive income” account, net of deferred income tax, and it is amortized to the profit and loss account based on its effective rate. The ineffective portion of these derivatives (if it occurs), measured after effectiveness tests conducted on a quarterly basis, is recorded in the income statement in the period which it occurs.

Changes in fair value of derivatives not designated for hedge accounting are recorded as financial revenue and /or expense in the income statement as they occur.

The hedge relationship will be terminated and designation removed when:

(i) The derivative is exercised, terminated or settled, or if Telemar voluntarily remove the designation, following the criteria established by IAS 39. If the hedged item continues to exist, the balance accumulated in other comprehensive income relating to changes in fair value of derivative are charged to income statement for the year in which the interest expense and exchange rate variations of the hedged item are amortized.

(ii) The debt is prepaid or extinct. In this case, the balance accumulated in other comprehensive income is immediately amortized to income statement in which designation in undone.

Due to hedge accounting adoption, until March 31, 2011, Telemar recorded a loss in other comprehensive income account a balance of R$ 22 million net of deferred income tax.

Convertible Debentures (BASA)

On February 3rd, 2011 Telemar realized Extraordinary Stockholders Meeting in order to decide on the approval of the 7th issuance of Telemar debentures, which are convertible into shares in a single series for private placement, with collateral and surety, in the amount up to R$ 446.5 million to finance the investment plan of the Amazon region with funds from the Fund for the Development of Amazonia (FDA). Telemar has approved but not issued those debentures yet.

Promissory Notes

Tele Norte Leste Participações S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In February 2011, TNL issued promissory notes in an aggregate principal amount of R$ 1,500 million. These promissory notes will mature in May 2011. These promissory notes bear interest at the CDI rate plus 0.45% per annum, payable on its final maturity in May 2011. The principal of this loan was paid in one installment, in May 2011.

Public Debentures

In March 2011 matured the 1st serie of the 1st issuance of the Public Debenture issued by Telemar in March 2006, in the principal amount of R$ 1,620 million.

New credit facilities

In March 2011, we entered into an export credit facility agreement with Cisco Systems Capital that under which Cisco Systems Capital agreed to disburse loans in the aggregate principal amount of up to US$100 million.

In April 2011, we entered into a credit facility agreement with China Development Bank that under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million.

Tax Financing Program

As a result of a recently announced court decision at the end of March 2011, the Company changed its assessment of loss from possible to probable and has recognized in the income statement of 2011 the difference in the amount previously recognized for the Tax Financing Program (“PAES”) and the amount that the Federal Revenue Service recognized in 2003, with which the Company did not agree. Currently, a portion of the debts have been transferred to the New Tax Installment Plan, governed by Law 11,941/2009, whilst the remainder remains contested in court relating to other legal disputes. In March 2011, R$54 million relating to the principal was recognized in operating expenses, and R$ 220 million relating to monetary correction was recognized in financial expenses.

Debt prepayment

In April 2011, Telemar prepaid R$2,000 million aggregate principal amount borrowed under an unsecured line of credit in November 2009.